Form 20-F
period 1999-12-31
WPP GROUP PLC
filed 2000-06-22
CIK 806968

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                            ANNUAL REPORT PURSUANT TO
                             SECTION 13 OR 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended         December, 31 1999
                                            -----------------

          Commission file number            0-16350
                                            -----------------

                                  WPP Group plc
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 United Kingdom
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)

                                 27 Farm Street
                             London W1X 6RD England
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares of 10p each
Number of Ordinary Shares of 10p each outstanding on June 5, 2000:

                                   778,632,601

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X     No
   ----      ----

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18   X
        ----            ----

ITEM 1.       DESCRIPTION OF BUSINESS

OVERVIEW

WPP Group plc ("WPP") and its subsidiaries is a leading worldwide communications services organisation offering national, multinational and global clients a comprehensive range of advertising and marketing services. These services include advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications. The Group's revenues in 1999 were approximately $3.5 billion. Based on 1999 revenues, the Company is the third largest marketing services company in the world. At year-end, the Group, (including affiliated companies) employed over 39,000 people in 950 offices in 92 countries throughout the world.

The Company operates through a number of established national and global advertising and marketing services companies. Among these are the well known advertising networks J. Walter Thompson Company and Ogilvy & Mather Worldwide; MindShare in media investment management; Research International and Millward Brown in information and consultancy; the worldwide public relations and public affairs companies Hill and Knowlton and Ogilvy Public Relations Worldwide; and a wide range of branding and identity, healthcare and specialist communications companies including the Enterprise Identity Group, specialising in branding and corporate identity, and CommonHealth, specialising in healthcare communications. The Company's ten largest clients in 1999 were American Express, Ford, IBM, Johnson & Johnson, Kellogg, Nestle, Philip Morris, Schering-Plough, Unilever and Warner Lambert.

The Company's ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange Limited ("The Stock Exchange") and American Depositary Shares (evidenced by American Depositary Receipts) representing deposited ordinary shares are quoted on the Nasdaq National Market ("Nasdaq"). At June 5, 2000, the Company had a market capitalisation of L7.1 billion ($10.8 billion).

The Company's executive office is located at 27 Farm Street, London W1X 6RD, England, Tel: (44) 20 - 7408 - 2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

Unless the context otherwise requires, the terms "Company", "Group" and "Registrant" as used herein shall mean WPP and its subsidiaries.

HISTORICAL BACKGROUND

The Company was founded in 1971, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in the Company and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organization. During 1986, the Company acquired ten companies in separate purchase transactions in the graphics and design, incentive and motivation, sales promotion, audio visual and video communications and specialist communications fields of business, and one in manufacturing. In 1987, the Company acquired an additional nine companies. The most significant of these acquisitions was that of JWT Group, Inc. on July 14, 1987, one of the oldest and largest advertising and marketing services companies, which had the effect of substantially increasing the size of the Company. In 1988 the Company continued to grow both internally and by the acquisition of companies to broaden the services offered both geographically and functionally. In June 1989, the Company acquired The Ogilvy Group, Inc., one of the leading international advertising and marketing services organizations. This transaction, along with a series of internally financed "in-fill" acquisitions made in 1989, allowed the Company to achieve its qualitative strategic objective of becoming one of just a few major multinational communication services companies, able to serve clients in all major advertising and marketing services and geographic areas. Throughout this period, the purchase price for acquisitions were primarily paid for in cash financed by bank debt, with some portion of the purchase price paid on a contingent performance basis over time.

1991 THROUGH 1993

The Company carried a significant amount of debt into 1991 when a recession developed in its most important markets, the United States and the United Kingdom. Client advertising budgets were trimmed causing revenues (primarily commissions from media placements) to fall. The Company was not able to reduce expenses sufficiently at the time and the Company's profits fell.

In 1992 the Company took action to reduce its acquisition related debt burden. The Company's bank syndicate, led by JP Morgan, exchanged $260 million of debt for CCRP shares (as defined below), provided a $150 million bridge financing facility, and entered into a new $800 million 5 year credit facility (the "1992 Consolidated Credit Agreement" or "CCA"). Stability also returned to the Company's major markets in 1992. The Company added net new business revenues of over L147 million, operating margins remained steady at 5.6% and the staff cost to revenue ratio decreased to 53% from 54% in 1991.

In 1993, the Company successfully completed a four-for-five ordinary share rights issue which raised L85 million net of expenses. The majority of the proceeds of the rights issue were used to reduce the Company's borrowings and to provide additional working capital. This, and further financing initiatives including the sale of some of the Company's non-core operations, enhanced the Company's capital structure and liquidity. As a result, a large part of the Company's short-term $150 million bridge loan facility was repaid in advance.

Also in 1993, the Company established targets and initiatives to increase operating margins by at least 1% per annum (from a low of 5.6% in 1992), to reduce the operating companies' staff costs to revenue ratio by at least 1% per annum (from 53% in 1992), to manage the Company's property costs and to reduce absolute debt levels and the debt to equity ratio.

1994 THROUGH 1999

During the period from 1994 through 1999, the Company's financial and operating performance showed consistently strong improvement. In 1994 the $150 million bridge loan facility was repaid by the July due date. The Company's average net debt was reduced from L361 million in 1993 to L268 million in 1994 while the Company's interest coverage ratio (i.e. EBITDA to interest) improved to just under 4 times. In September 1994 the majority of the banks' CCRP shares were placed to the general public at a profit to the banks, significantly expanding the Company's equity base.

In August 1995, the 1992 Consolidated Credit Agreement was restructured at a greatly reduced lending margin. In July 1997, the Company's bank facility was restructured again into a $650 million revolving credit facility (the "Revolving Facility Agreement" or "RFA") with further improved lending margins for the Company. In July 1998 the RFA was amended and modified to a syndicated $500 million revolving credit facility. In July 1998, the Group completed its debut US$ 300 million USA bond offering, comprising US$ 200 million of 6.625% Notes due 2005 and US$ 100 million of 6.875% Notes due 2008. Net proceeds were used to reduce borrowings on existing loan facilities.

The Company's revenues, operating margins and net profit continued to improve beyond the Company's publicly announced objectives during this period. Revenue grew by more than 30% while operating margins and the staff costs to revenue ratio surpassed the respective 1% and 0.6% per annum improvement targets. Management stock ownership was promoted through the establishment of employee stock option plans and long term equity based incentive compensation plans at the operating company levels. Centralised human resources, property management, procurement, information technology and practice development initiatives were implemented during this period. In addition, the Company completed a number of strategic acquisitions and commenced a program of ordinary share repurchases in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

In 1999 turnover increased to over L9 billion ($15 billion), reflecting the rapid growth in the Company's media investment management activities, and revenues grew over 13% to over L2 billion ($3.5 billion) for the first time. Pre-tax profits rose by 20% to over L255 million ($413 million) and diluted earnings per share by almost 20% to 22.5p (36.4c).


                    [GRAPHIC]

Average Net Debt & Net Interest Coverage
----------------------------------------

Year   Average Net Debt   Net Interest Coverage
---    ----------------   ---------------------
1995       Lm 214.0                4.2
1996       Lm 145.0                6.3
1997       Lm 115.0                7.3
1998       Lm 143.0                7.6
1999       Lm 206.0                8.2

Note: Net interest includes working capital facility charges.

                    [GRAPHIC]

Margins
-------

Year   Operating Margin     EBIT
---    ----------------     -------
1995        9.6%            Lm 150
1996       10.8%            Lm 182
1997       11.8%            Lm 206
1998       12.8%            Lm 245
1999       13.4%            Lm 291

Note: WPP margins have been stated before working facility costs.

                    [GRAPHIC]
Earnings
--------
Year   Earnings    Diluted EPS
---    --------    ------------
1995   Lm  69.0         9.4p
1996   Lm 100.0        13.5p
1997   Lm 116.0        15.7p
1998   Lm 140.3        18.8p
1999   Lm 172.8        22.5p


                    [GRAPHIC]

Capital Structure
-----------------
Year   Net Debt     Market Cap
---    --------    ------------
1995   Lm 214.0     Lm 1,208.0
1996   Lm 145.0     Lm 1,883.0
1997   Lm 115.0     Lm 1,984.0
1998   Lm 143.0     Lm 2,804.0
1999   Lm 206.0     Lm 7,598.0

Note: Net debt is annual average; market cap is based on year end price.


On May 12, 2000, WPP Group plc and Young & Rubicam Inc. announced that they had signed a merger agreement under which Young & Rubicam Inc. would join the WPP Group of companies. Under the terms of the merger agreement, which has been unanimously approved by both companies' Boards of Directors, each outstanding share of common stock of Young & Rubicam Inc. will be converted into 0.835 of a new American Depositary Share of WPP Group plc. Young & Rubicam shareholders may elect to receive the ordinary shares of WPP Group plc underlying the American Depository Shares they are otherwise entitled to receive. The merger is expected to be completed in the fall of 2000; however, because the merger is subject to governmental and both WPP Group plc and Young & Rubicam Inc. shareholder approval, the exact timing of the merger cannot be predicted.

At closing market prices on May 11, 2000, this transaction would value Young & Rubicam Inc at approximately $4.7 billion. The Company believes the merger would create the world's leading communications services company by bringing together the finest brands from the major advertising and marketing service disciplines. Preliminary estimates indicate the combined group would have pro forma 1999 revenues of L3.2 billion ($5.2 billion) and pro forma 1999 operating profit of approximately L403.0 million ($652.0 million).

INDUSTRY BACKGROUND AND COMPETITION

Although the size and diversity of the communications services business makes market definition difficult to establish, according to industry sources the worldwide communications services market in 1999 grew to over $1 trillion for the first time. Traditional media advertising accounted for approximately 42% of this market in 1999. Industry sources have predicted that worldwide advertising spending will grow in the 6-7% range in 2000. Information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications activities are continuing to grow faster than traditional media advertising throughout the world, as clients seek more added value in the marketing of their products and services. In the case of WPP, these business streams now represent 53% of revenues. There is also continued evidence that clients are moving towards the consolidation of their marketing activities, using only one or a small number of agencies to ensure a consistent brand presence and message around the world, to better co-ordinate their marketing activities and to simplify and strengthen their relationships with their marketing partners. Geographically, the US market continued to grow well in 1999, accounting for nearly 45% of global advertising spending. Emerging markets, particularly Asia and Latin America, showed some recovery towards the end of 1999, following a period of lower growth and devaluation in 1997 and 1998.

The communications services businesses are highly competitive and fragmented. At a holding company level, the Company's principal competitors are other large multinational marketing and communications companies, including Omnicom Group and The Interpublic Group of Companies. The actual competition for clients, however, takes place at the operating company level, within the different sectors of advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications. The Company's principal competitors in the advertising industry are large multinational agencies, including BBDO, DDB Needham, McCann Erickson, TBWA, Burnett, Young & Rubicam, and Dentsu, as well as numerous smaller agencies that operate in local markets. The Company's agencies must compete with other agencies to maintain existing client relationships and to obtain new clients. Principal competitive factors include the agency's creative reputation, knowledge of media alternatives and purchasing power, geographic coverage and diversity, quality of service and understanding of clients' needs. Improved global communications and free trade, and more stable, less inflationary worldwide economic growth have contributed to increased competition in the communications services business. At the same time, however, the other larger communications services groups are consolidating, diversifying and growing their market share through acquisitions.

Clients are not generally bound to an individual agency and may move their accounts to another agency, usually with 90 days' notice. Clients may also reduce advertising and marketing budgets at any time and for any reason with no compensation to the agency. Larger clients tend to use more than one agency for their advertising requirements. In many cases, the Company represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas thus enabling the client to continually compare the effectiveness of its different agencies' work. Industry practices in the other communications services businesses reflect similar concerns with respect to client relationships. Despite these circumstances, there is continued evidence that clients are moving towards the consolidation of their marketing activities. This started with IBM's decision in May 1994 appointing Ogilvy & Mather Worldwide as its worldwide marketing partner. American Express, De Beers, Eastman Kodak, Ford, Kimberly-Clark Scott, Kraft Foods, Mattel, Diageo and SmithKline Beecham have also consolidated their activities with Group companies. Some examples of other major advertisers who have chosen to consolidate their business with one or just a few large multinational agencies not part of the Group include Bayer, Citibank, Colgate-Palmolive, and Reckitt & Colman. WPP is among a select number of marketing services companies that offers worldwide capabilities to these types of large multinational clients.

An agency's ability to compete for new advertising, and marketing services clients and assignments, is limited somewhat by the policy followed by many clients of not permitting agencies working for them to represent competitive accounts or product lines in the same market. A lesser number of companies will not permit their advertising and/or marketing services firms to work on competitive accounts in any market, although, increasingly, converging strategies seem to be reducing the incidence of this. The fact that the Company owns interests in a number of international advertising agencies mitigates this competitive concern. There are also some signs of a weakening of client conflict policies, as clients wrestle with the difficulties that increasing globalisation, acquisitions, mass product launches and joint ventures bring.

THE BUSINESS

The Company's business comprises the provision of communications services both on a national, multinational and global basis. The Company organises its businesses in four main areas: advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. Set forth below is a listing of the Group companies operating within these four business segments as at May 10, 2000, and a listing of investments in new media companies:


------------------------------------------------------------ ----------------------------------------------------------
ADVERTISING                                                  MEDIA INVESTMENT  MANAGEMENT
Ogilvy & Mather Worldwide                                    MindShare
J. Walter Thompson Company                                   Media Insight/Maximize
Conquest                                                     Portland Outdoor
Cole & Weber                                                 The Media Partnership(1)
Asatsu-DK(1)                                                 Tempus Group PLC(2)
Batey(1)
Chime Communications PLC(1)
Equus(1)
SCPF(1 and 4)
------------------------------------------------------------ ----------------------------------------------------------
PUBLIC RELATIONS & PUBLIC AFFAIRS                            INFORMATION & CONSULTANCY
Hill and Knowlton                                            The Kantar Group:
Ogilvy Public Relations Worldwide                                 Research International
Timmons and Company                                               Millward Brown
The Wexler Group                                                  Kantar Media Research
Carl Byoir & Associates                                               AGB Italia(1)
Buchanan Communications                                               BMRB International
Chime Communications PLC(1)                                           IBOPE Media Information(1)
                                                                      Symmetrical Resources / Simmons
                                                                  Goldfarb Consultants
                                                                  IMRB International(1)
                                                                  Winona Group
                                                                  Center Partners


-----------------------------------------------------------------------------------------------------------------------
                            BRANDING & IDENTITY, HEALTHCARE AND SPECIALIST COMMUNICATIONS

BRANDING, IDENTITY & CORPORATE              SECTOR  MARKETING                    DIRECT, PROMOTION & RELATIONSHIP
CONSULTANCY                                 -----------------                    MARKETING
-----------                                 -   BUSINESS-TO-BUSINESS             ---------
Addison                                         Primary Contact                      A. Eicoff & Co.
Banner McBride                              -   DEMOGRAPHIC MARKETING                Brierley & Partners(1)
BDG McColl                                      The Geppetto Group                   Einson Freeman
Brouillard                                      The Intuition Group                  EWA
Coley Porter Bell                               The Market Segment Group             High Co(1)
Enterprise IG                                   Mendoza Dillon & Asociados           Mando Marketing
    -  BPRI                                 -   FOODSERVICE                          Oakley Young
    -  Clever Media                             The Food Group                       OgilvyOne Worldwide
JWT Specialized Communications              -   INVESTOR RELATIONS                   Perspectives
Lambie-Nairn                                    International Presentations(1)       RMG International
Scott Stern                                 -   PR & SPORTS MARKETING                ROCQM
Tutssels                                        PRISM Group                          RTCdirect
                                            -   REAL ESTATE                          SpeechNet(4)
STRATEGIC  MARKETING CONSULTING                 Pace                                 The Grass Roots Group(1)
-------------------------------             -   RETAIL                               ThompsonConnect Worldwide
The Henley Centre                               Walker Group/CNI(1)
Management Ventures                         -   TECHNOLOGY
MSI Consulting / Charles River                  Smith & Jones                    MEDIA AND TECHNOLOGY SERVICES
Strategies                                                                       -----------------------------
P-Four Consulting                                                                Metro Group
Planners(1)                                                                      Savatar
Quadra Advisory(1)                          -   HEALTHCARE                       The Farm(1)
                                                ----------
                                                CommonHealth
                                                Shire Hall Group



----------------------------------------- --------------------------------------
NEW MEDIA  INVESTMENTS                    Metapack(2 and 4)
BigWords(2 and 4)                         NewsEdge Corporation(2)
Concept(2)                                Red Sheriff(2 and 4)
Deckchair(2 and 4)                        Syzygy(1)
e-Rewards(2)                              TWLi(2)
Imagine(2 and 4)                          Visible World(2 and 4)
Intraspect(2)
Media Technology Ventures(3)
----------------------------------------- --------------------------------------
1.  Associate investment
2.  Minority investment
3.  Venture fund
4.  Not held at December 31 1999

The Company operates in 92 countries throughout the world. Its operations outside the United States are exposed to the normal business risks and limitations caused by currency fluctuations, exchange control restrictions, restrictions on repatriation of earnings and investment of capital and political instability.

Approximately 47% of the Company's revenues in 1999 were from advertising and media investment management. Over the past several years, client spending in the information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications areas has grown at a faster pace than media advertising spending. The following table shows for the last three fiscal years of the Company, reported revenue attributable to each business segment in which the Company operates.


------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------
           REVENUES               1999        1999      % OF       1998       1998        % OF       1997       1997       % OF
                                  (LM)        ($M)    TOTAL IN     (LM)       ($M)      TOTAL IN     (LM)       ($M)     TOTAL IN
                                              (I)       1999                  (II)        1998                  (III)      1997
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------
    Advertising and media       1,013.1     1,639.0     46.6      951.3     1,576.7       49.7       914.1     1,497.4     52.3
    investment management
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

 Information and consultancy      419.7       679.0     19.3      367.2       608.6       19.1       297.7       487.6     17.0

------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

       Public relations           178.9       289.4      8.3      134.8       223.4        7.0       114.4       187.4      6.6
      and public affairs
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

   Branding and identity,
   healthcare and specialist      560.9       907.4     25.8      465.1       770.9       24.2       420.5      688.8      24.1
        communications
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

            TOTAL               2,172.6     3,514.8    100.0    1,918.4     3,179.6      100.0     1,746.7    2,861.2     100.0
============================== =========== ========= ========== ========== =========== =========== ========== ========== =========


The following table shows, for the last three fiscal years of the Company, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company's regional diversity.


------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------
           REVENUES               1999        1999      % OF       1998       1998        % OF       1997       1997       % OF
                                  (LM)        ($M)    TOTAL IN     (LM)       ($M)      TOTAL IN     (LM)       ($M)     TOTAL IN
                                              (I)       1999                  (II)        1998                  (III)      1997
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------
           United
           States                915.2      1,480.6       42.1       764.4     1,266.9       39.8       700.8    1,148.0      40.1
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

           United                434.7        703.3       20.0       393.5       652.2       20.5       334.0      547.1      19.1
           Kingdom
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

     Continental Europe          426.2        689.4       19.6       396.0       656.3       20.6       336.2      550.7      19.3
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

           Canada,
Asia Pacific, Latin America,     396.5        641.5       18.3       364.5       604.2       19.1       375.7      615.4      21.5
   Africa and Middle East
------------------------------ ----------- --------- ---------- ---------- ----------- ----------- ---------- ---------- ---------

            TOTAL               2,172.6     3,514.8      100.0     1,918.4     3,179.6      100.0     1,746.7    2,861.2     100.0
============================== =========== ========= ========== ========== =========== =========== ========== ========== =========


(i) These figures were converted from pounds sterling into dollars at the average rate (as reported in the London Financial Times) for pounds sterling for the year ended December 31, 1999 which was L1 = $1.6178.
(ii) These figures were converted from pounds sterling into dollars at the average rate (as reported in the London Financial Times) for pounds sterling for the year ended December 31, 1998 which was L1 = $1.6574.
(iii) These figures were converted from pounds sterling into dollars at the average rate (as reported in the London Financial Times) for pounds sterling for the year ended December 31, 1997 which was L1 = $1.6381.

The Company currently derives approximately 53% of its revenue from the faster growing business segments of information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. This percentage is greater than most of the other major multinational communications services holding companies.

Within this group of business segments, the Company's Kantar Group of information and consultancy businesses particularly distinguishes WPP from other multinational advertising and marketing services companies. On a combined basis, the Company is the third largest market research organization in the world and the world's largest provider of custom research services. These information and consultancy businesses historically have been more recession resistant. Typically, at times of declining sales, many clients will continue to maintain their strategic marketing efforts and their tracking and evaluation of the effectiveness of their marketing programs. Services relating to the tracking of advertising and other brand marketing programs has become one of the largest growth areas within the Company, as its research companies have obtained greater numbers of multinational assignments.

The Company is also well positioned for future growth in the area of advertising and media investment management. According to Advertising Age, the Company ranks in the top three in all of the ten fastest growing markets of the world. This international market leadership position should assist the Company to obtain new multinational assignments, as increasing numbers of multinational clients evaluate advertising agencies based on the agencies' ability to distribute media advertising in a coordinated and cost efficient manner in markets throughout the world.

The Group's ability to cross refer clients and assignments among its different business segments will continue to enhance the revenue growth of the Company. The Company estimates that over 25% of new assignments in 1999 were generated through the joint development of opportunities by two or more Group companies. See "The Business -- Clients".

The Company's principal activities within each of its business segments are described below.

ADVERTISING AND MEDIA INVESTMENT MANAGEMENT

ADVERTISING

The principal functions of an advertising agency are to plan and create advertising programs for its clients and to place advertisements in various media such as television, cable, the internet, radio, magazines, newspapers and outdoor locations such as billboards. As part of the advertising programs, the agency usually will focus on brand management and brand building for the client. The planning function involves analysis of the market for the particular product or service, evaluation of alternative methods of distribution and choice of the appropriate media to reach the desired market most efficiently. The advertising agency then creates an advertising program, within the limits imposed by the client's advertising budget, and places orders for space or time with the media that have been selected. In creating an advertising program for a client, the advertising agency will supervise the production of advertisements and commercials for its clients.

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Company's advertising clients received a package of advertising services in exchange for a commission of 15% of a client's total media and production expenditures. In recent years, however, this frequently has tended to become a matter of individual negotiation in the advertising industry, with the services to be performed being subject to specific agreement. Compensation may therefore consist of varied arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

The Company's advertising agencies include J. Walter Thompson Company, Ogilvy & Mather Worldwide, Conquest and Cole & Weber. The Company also owns interests in Asatsu-DK, Batey and Chime Communications PLC.

J. WALTER THOMPSON COMPANY (J. WALTER THOMPSON). J. Walter Thompson, one of the world's first advertising agencies, was founded in 1864 and is a full service multinational advertising agency, providing its clients with both short-term sales success and long-term brand value. Headquartered in New York, J. Walter Thompson is the second largest advertising agency brand in the United States and an organisation of global reach with 278 offices in 88 countries. JWT has become a total brands communications company offering a broad array of services beyond traditional advertising, such as interactive communications, new forms of content advertising, entertainment and digital communications ("-C-JWT"), direct response and database marketing (ThompsonConnect) and recruitment communications (JWT Specialized Communications). JWT crafts integrated marketing solutions for its clients across all communications channels using its proprietary protocol, THOMPSON TOTAL BRANDING, to drive short-term sales and build long-term brand value.

J. Walter Thompson's relationships with a number of its major clients have been in existence for many years, exhibiting an ability to continually adapt to meet the client's and market's new demands. These clients include Unilever (96 years), Kellogg (67 years), Ford (55 years) and Warner Lambert (36 years). No single client accounted for more than 18% of J. Walter Thompson's 1999 revenues. The agency achieved net new billings in 1999 of $837 million, reflecting major new business wins as well as the multinational consolidations of Kimberley-Clark and Diageo. New assignments in 1999 in North America included Qwest Communications International, Unilever's Salon Selectives, Bermuda Tourism, Miller Genuine Draft, Shell Oil, Pepsi Aquafina, Pacific Gas and Electric Company, Fox Home Video and Safeway.

OGILVY & MATHER WORLDWIDE (OGILVY & MATHER). Ogilvy & Mather is a full service multinational advertising agency, and the tenth largest global agency network. A significant part of its revenues are derived from its direct marketing and interactive activities. Ogilvy & Mather was formed in 1948, is based in New York and operates from 359 offices in 100 countries. Major clients of Ogilvy & Mather include American Express, Eastman Kodak, IBM and Mattel. While Eastman Kodak and IBM are relatively new clients of Ogilvy & Mather, Mattel has been a client for 42 years and American Express for 34 years. No single client accounted for more than 16% of Ogilvy & Mather's 1999 revenues. In 1999 Ogilvy & Mather continued its commitment to "360DEG." brand stewardship for its clients and the agency achieved net new billings of $899 million. Significant new client accounts awarded in 1999 include SAP, BPAmoco, Northwest Airlines, Miller Brewing Company, Mother Nature.com, Telefonica, WebMD and Tenneco. The results of OgilvyOne Worldwide, Ogilvy & Mather's direct marketing division, are included within the Group's branding and identity, helathcare and specialist communications sector.

CONQUEST. Conquest, established by WPP in 1988, is a full service multinational advertising agency network headquartered in London, serving primarily European-based clients wanting to promote their brands globally on a fully controlled and integrated basis. Conquest has 19 offices in 18 countries with affiliates in North and South America and Asia Pacific. Conquest offers an alternative approach to international advertising, concentrating on the areas of consumer, business-to-business, and corporate/financial advertising, and integrated communications. Conquest's most significant client is Alfa Romeo. Net new billings were $65 million in 1999 and included new business from Aventis, Bank of Scotland and Ermenegildo Zegna.

MEDIA INVESTMENT MANAGEMENT

1999 was MindShare's second full year of operations, primarily in Asia Pacific, Europe and South America. Formed from the merger of the media departments of J. Walter Thompson and Ogilvy & Mather, MindShare's goal is to become the first truly global media investment management company. Traditionally, media planning and buying has been handled within the various advertising agencies, while research with respect to the effectiveness and strategic benefit of each media (e.g., TV, print, radio etc.) has been provided by separate research companies. MindShare's mission is to secure competitive advantage for its clients in a media world which is changing, and which is defined primarily by the fragmentation of mass media and high levels of media price inflation.

MindShare operates from 56 offices around the world and has 3,500 employees. MindShare offers media planning, buying and research services for its clients which include existing J. Walter Thompson and Ogilvy & Mather clients and new MindShare clients. Securing competitive pricing is a cornerstone for MindShare, and MindShare's substantial media volume should ensure favoured customer status with media owners. At the same time, MindShare is able to redefine media and approach it from a broader perspective by incorporating within its operation specialists from the Group companies with differing backgrounds. These include TV program production, forecasting, digital and interactive media, sponsorship, research, direct response and ideas generation. In 1999, MindShare achieved annual billings of $17 billion. No single client accounted for more than 12% of MindShare's 1999 revenues. New assignments from clients in 1999 included Unilever, Kraft, Britvic, Pepsi, Nike, Telecom Italia, Sara Lee, KPN and Ford.

Until the first quarter of 2000, in the United States, J. Walter Thompson and Ogilvy & Mather continued to purchase media separately for their clients; however, the Company has the ability to purchase network television time through a J. Walter Thompson-Ogilvy & Mather Alliance which enables Company clients to obtain better pricing through volume discounts. MindShare's North America operations were launched in 1999 and the Group intends to continue this roll-out in 2000, ultimately replacing The Alliance with a full combination of both media buying operations.

The Company also owns a minority interest in another of the leading European-based media, planning and buying companies, Tempus Group plc.

INFORMATION AND CONSULTANCY

Information and consultancy activities include consumer, media, corporate communication and policy research, advertising research, pre-testing and tracking and evaluation of advertising and promotions, design and management of international market studies and new product development and testing.

Survey information and consultancy includes both custom (proprietary to a specific client) and syndicated (multi-client) projects. Custom research addresses specific issues or problems either on a one-time basis or through tracking programs. Syndicated research, typically involving market or media measurement, may involve one-off studies, repeated projects or continuous data collection from panels of consumers or stores.

To help optimise its worldwide research offering to clients, the Company's separate global research businesses, have been managed on a co-ordinated basis under the umbrella of its own parent company The Kantar Group.

Each business is a leader in its own area of expertise or specialisation and collectively the group forms the largest custom research resource in the world. The group comprises three worldwide business; Research International, the world's largest custom research agency; Millward Brown, the leader in the field of consumer and branding research, is renowned for its advertising and brand tracking and is the developer of BRANDZ, an advanced diagnostic and predictive proprietary research tool; Kantar Media Research is a provider of media research services globally, including Television Audience Measurement, print and multimedia measurement and software systems; plus two regional and multinational businesses, IMRB International and Goldfarb Consultants.

PUBLIC RELATIONS AND PUBLIC AFFAIRS

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company's two main subsidiaries in this area are Hill and Knowlton, Inc. and Ogilvy Public Relations Worldwide.

HILL AND KNOWLTON (H&K). H&K, founded in 1927, is the second largest international public relations and public affairs consultancy worldwide. Headquartered in New York, Hill and Knowlton has 63 offices in 34 countries, as well as an extensive associates network. The company employs 1,800 people and had worldwide fee income of $243 million in 1999. H&K provides worldwide services to businesses and institutions through its five worldwide practices (marketing, corporate communications, technology, public affairs and health/pharmaceutical). The company uses traditional methodologies as well as cutting edge technologies to develop appropriate and integrated communications strategies for clients.

OGILVY PUBLIC RELATIONS WORLDWIDE (OPR). OPR is a leading international communications firm with specialty practices in health and medical, marketing, technology, corporate communications and public affairs. In 1999, the company reported worldwide fee income of $125 million. Headquartered in New York, Ogilvy PR operates 46 offices in 41 markets across the United States, Europe and Asia. The firm includes three wholly owned subsidiaries; Alexander Ogilvy (technology), BWR (entertainment) and Feinstein Kean Healthcare (healthcare and biotechnology). Ogilvy PR, whose revenue grew by over 79% in 1999, is one of the industry's fastest-growing, top twenty PR firms. INSIDE PR, recently recognised Ogilvy PR as the "Most Improved Major Agency".

OTHERS. The Company owns a number of other companies specialising in public relations and public affairs, including Buchanan Communications, Carl Byoir & Associates, Timmons and Company and The Wexler Group.

BRANDING AND IDENTITY, HEALTHCARE AND SPECIALIST COMMUNICATIONS

The Company's branding and identity, healthcare and specialist communications activities include direct marketing, sales promotions and relationship marketing; branding, identity and design; strategic marketing; media and technology services; and sector marketing, including healthcare, recruitment, corporate and financial, retail and working environments, internal marketing, real estate, and ethnic marketing.

BRANDING, IDENTITY AND CORPORATE CONSULTANCY

The Company delivers a large range of identity and design services through a number of operating subsidiaries. These include Coley Porter Bell, Scott Stern, Addison, Banner McBride and BDG/McColl in the UK; and internationally, JWT Specialized Communications, Brouillard Communications and Enterprise IG. These companies provide complementary services, including space planning, retail and work interiors, point of sale displays, marketing literature, annual reports and corporate literature, packaging and brand and corporate identity.

DIRECT, PROMOTION AND RELATIONSHIP MARKETING

The Company has a number of operating businesses in this category.

- OgilvyOne Worldwide, is one of the world's leading direct marketing groups, providing direct mail, database marketing and direct response advertising techniques. Its interactive unit, Ogilvy Interactive is the largest global network of its kind - in 1999 it doubled its profits and grew 100% in terms of revenue.

- A. Eicoff & Company is one of the leading US specialists in targeted cable and broadcast television advertising.

- EWA specialises in customer service and loyalty support programs, with units specialising in government, education, the automobile industry, retail and agriculture.

- RTCdirect is a leading direct marketing agency which, along with the Company's Einson Freeman and Promotional Campaigns units, provide a broad range of marketing and sales promotion services including strategic promotion planning, marketing consultancy, creative development, production and implementation and post production analysis, and ranks among the top promotion companies in the United States and the United Kingdom.

- Others: Mando Marketing, Oakley Young, TMC and The Grass Roots Group plc in the UK; Baellanger Foucanucourt & Associes SA in France; and DSB&K in Germany.


STRATEGIC MARKETING CONSULTING

The Company's strategic marketing services assist clients in identifying and anticipating changes in the business and marketing environment, as well as devising appropriate marketing strategies. The resources of the strategic marketing services businesses are also utilised by the Company's other operating subsidiaries. The Company's main subsidiary engaged in providing strategic marketing services, the Henley Centre, acts as a consultant and advisor to businesses and governmental agencies in the international field of planning and market and product development, using analytical methods and econometric techniques to aid strategic decision-making. MSI Channel Consulting and Charles River Strategies specialise in technology research and sales and marketing consulting.

HEALTHCARE.

The Company has extensive expertise in healthcare marketing and communications services. Since 1992 several WPP companies have formed a strategic alliance known as The CommonHealth to offer the largest and most comprehensive specialist healthcare communications network in the world. CommonHealth clients can call on any or all of the co-ordinated services of Group companies. Group companies and/or divisions operating in the healthcare sector include - Ferguson Communications Group, the largest US advertising agency specialising in healthcare communications; Health Learning Systems, specialising in providing healthcare professionals with the latest medical information through educational programs, video and printed materials; Ogilvy & Mather Worldwide; Hill & Knowlton; Ogilvy Public Relations Worldwide; Research International; and Zoe Medical, a leading French healthcare agency.

SECTOR MARKETING

- Smith and Jones Communications Company offers fully integrated communications services, including advertising, press relations and direct marketing to the high technology industry.
- Mendoza Dillon & Asociados specializes in advertising for the Hispanic community and provides clients with integrated marketing services in this fast-growing specialist market.
- JWT Specialized Communications is a leading full-service recruitment advertising agency servicing some 1,100 corporations and institutions through its 25 offices located throughout the United States; and, with the acquisistion of RADA in January 2000, in the United Kingdom.
- Pace Communications Group, Inc. is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.
- Primary Contact is a leading UK based provider of business-to-business, financial and corporate advertising.
- The Geppetto Group assists clients in communicating their products and services to the youth market (children and teens) and implementing creative branding solutions.
- The Intuition Group focuses on marketing to women.
- Walker Group/CNI specializes in retail marketing and design consultancy on a global basis.

MEDIA AND TECHNOLOGY SERVICES

- Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post production systems to clients in the UK.
- Savatar specializes in marketing and technology, and acts as a single source for business technology, interactive strategy, and database and call center marketing.

WPP.COM/ INVESTMENTS IN NEW MEDIA COMPANIES

In 1999, a new media parent company, wpp.com was formed to co-ordinate WPP's new media activities across the group's operating brands, to add value in the areas of new media and technology for clients and to accelerate the development of WPP's interactive capabilities and revenues. To date, wpp.com has invested in start-up Internet companies with whom WPP wishes to align itself strategically. WPP.com also holds minority stakes in several European Internet and interactive marketing services companies and invests in funds and Business-to-Business Internet enterprises.

The Group's interactive equity investments have been made indirectly, through venture funds, and directly. The aim of these indirect investments has been to keep abreast of Silicon Valley developments and identify potential client relationships -- thus enhancing the Group's core capabilities. Historically, the prime venture fund through which WPP has made indirect investments has been Media Technology Ventures, and its family of funds, (MTV) which has a US West Coast focus. MTV investments have included Medscape, Quokka Sports and Talk City -- all recently quoted on Nasdaq.

Recent direct investments have been made in Intraspect (developers of knowledge management software), Concept! (the second largest German web development company, recently floated on the German Neuer Markt), TWIi (the internet arm of IMG Group, the world's leading sports marketing company), e-Rewards (an e-mail based loyalty company), Imagine (e-CRM), Metapack (e-fulfilment), Big Words, (e-commerce aimed at college students) and Visible World (software which allows the customisation of creative content on websites in real time). Past investments have included Wired Ventures, BroadVision, Peapod and Hyperparallel.

MANUFACTURING

The original business of the Company remains as the manufacturing division which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications. The Company's revenues from manufacturing activities in 1999 were less than 1% of the Company total.

WPP GROUP PLC

WPP, the parent company, develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating subsidiaries. WPP's activities as parent company are increasingly focusing on non-financial areas such as human resources, property, procurement, information technology and practice development. Management believes that there is a significant opportunity to add value to the Group's clients and its people by developing relationships between Group companies and encouraging cross referrals of clients among the Group companies and that the parent company is best placed to coordinate this work. WPP also continues to perform the traditional roles of central treasury, finance and cash management, tax reporting, financial control, mergers and acquisitions and investor relations.

WPP STRATEGY

The Group's strategic objective is to be the world's leading provider of communications services to global, multinational and national companies. Management believes that the way to achieve this objective is to maintain financial discipline while developing new ways to add value to the services provided to the Company's clients.

The Group has established the following financial and strategic objectives:

         - To continue to raise operating margins to the level of the best performing competition, from 13.4% in 1999 to 14% in 2000 and to 15% by 2002.

         - To increase the flexibility of the cost structure to cope with recessions when they come. The Group's investment in people and property accounts for approximately 60% of revenues. Variable staff costs, including incentive compensation, freelancers and consultants, account for almost 6% of revenues and the Group aims for 7-8%.

         - The Group has achieved its objective of reducing average net debt to L150 - L200 million and increasing interest cover to over 7 times. Now the Group's focus is how to improve share owner value by maximising the return on alternative investments in capital expenditures, acquisitions and investments, dividends or share buy-backs.

         - To advance further the role of the parent company from that of a financial holding or investment company to a parent company that adds value to its clients and employees. The key value added areas that the Company has identified, and is focused on, are human resources, property management, procurement, information technology and practice development.

         - To place greater emphasis on revenue growth by better positioning the Group's revenue portfolio in faster-growing functional areas and geographical markets.

         - To improve still further the quality of our creative output by stepping up training and development programmes; by recruiting the finest talent; by celebrating and rewarding outstanding creative success; by acquiring strong creative companies; and by encouraging, monitoring and promoting achievements in winning creative awards.

CLIENTS

The Company's structure of independent, autonomous firms and agencies allows it to provide a broad range of communications services to major national and multinational clients and to serve their increasingly complex and diverse geographical needs. At year-end, the Company served approximately 330 national or multinational clients in three or more service disciplines and the Company works with more than 60 of these clients in four or more service areas. All together, the Company now serves over 300 of the Fortune 500 clients, over one-third of the Nasdaq 100, and works with well over 100 clients in six or more countries. The Company's ten largest clients in 1999 were American Express, Ford, IBM, Johnson & Johnson, Kellogg, Nestle, Philip Morris, Schering-Plough, Unilever and Warner Lambert. Together, such clients accounted for approximately 30% of the Company's revenues in 1999. No client of the Company represents more than 8% of the Company's aggregate revenues. The Company has maintained long-standing relationships with many of its clients, with the average length of relationship for the top 10 clients exceeding 50 years.

While the operating companies owned by the Company operate separately and independently of each other, and service different clients and/or business segments, they nevertheless have the opportunity to share certain corporate resources. The potential for cross-referral of clients among the Company's subsidiaries is significant, and increasing, as contacts and introductions between the various subsidiaries of the Company often produce new ideas for services and new client opportunities, nationally, internationally and by service functions. This was evidenced during 1999, when over 25% of new assignments are estimated to have come from the joint development of opportunities by two or more Group companies. To enhance this process, the Company has implemented incentive plans whereby a portion of the incentive compensation for senior executives in the Group is based upon their cooperation with, and cross referrals to, other Group companies. See "Description of Business -- Compensation".

ACQUISITIONS

While the Group's main focus has been on organic growth, a number of acquisitions were completed by the Company during 1999. WPP's acquisition strategy is to focus on areas where the Group desires to increase its strength and on the faster growing segments of the business. The execution of this strategy consisted of (1) increased ownership in existing associated companies in order to gain equity control and enhance the Company's competitive position;
(2) strategic acquisitions to augment existing Company product lines; and (3) continued small investments in new areas such as interactive media to establish a foothold in the high tech markets. Total cash spent on acquisitions and investments in 1999 was L262.0 million. The Company acquired or made an investment in a number of companies in 1999, including:


-------------------------------------------------------------------------------------------------------------------------
ADVERTISING AND MEDIA INVESTMENT    REGION                 INFORMATION AND CONSULTANCY      REGION
--------------------------------    ------                 ---------------------------      ------
MANAGEMENT
----------
Dazai                               USA                    Center Partners                  USA
Portland                            UK                     Intelliquest                     USA
                                                           DRI                              USA
                                                           SMG                              Poland
                                                           Steve Perry Consultants          UK


-------------------------------------------------------------------------------------------------------------------------
PUBLIC RELATIONS AND PUBLIC         REGION                 BRANDING AND IDENTITY,           REGION
---------------------------         ------                 ----------------------           ------
AFFAIRS                                                    HEALTHCARE AND SPECIALIST
-------                                                    -------------------------
                                                           COMMUNICATIONS
                                                           --------------
Blanc & Otus                        USA                    BPRI                             UK
BWR                                 USA                    Brand Union                      UK
Feinstein Kean                      USA                    Brierley & Partners              USA
Hiller Wust                         Germany                Brindfors                        Sweden
                                                           Green Advertising                USA
                                                           High Co                          France
                                                           International Presentations      UK
                                                           MSRC                             USA
                                                           Perspectives                     UK


                                      P-Four                    UK
                                      PRISM                     UK
                                      Shire Hall                UK



The Company has continued to make acquisitions and investments in companies in the first part of 2000, including 51% of the TMI group of companies, one of the leading advertising groups in the Middle East; 50% of Tamir Cohen Limited, a leading Isreali advertising agency; 80% of Kader Advertising Holdings B.V., parent company of KSM B.V., an advertising agency specialising in retail and recruitment in the Netherlands; and 100% of Sifo Research & Consulting, a market-leading market research and consulting company in Sweden.

In May 2000, the Company announced a merger agreement with Young & Rubicam Inc. This agreement is subject to governmental and both Companies' share holders' approval. If the agreement is approved, the Company believes, it would create the world's leading communications services company.

PEOPLE

The assets of marketing and communications services businesses are primarily its people, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry which attract talented personnel. However, the Company, like all marketing and communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On December 31, 1999 the Group had 29,168 employees located in approximately 950 offices, in 92 countries compared with 26,184 employees on December 31, 1998. Including all the Group's affiliated companies, total employees were approximately 39,000 on December 31, 1999. The average number of employees in 1999 was 27,711 compared with 25,589 in 1998. Total staff costs in 1999 were L1,091.3 million compared with L952.9 million in 1998. The Company's staff cost to revenue ratio excluding incentives was almost flat at 46.9%. Variable staff costs as a proportion of total staff costs have improved to 11.5% and as a proportion of revenues, to 5.8%.

COMPENSATION

In order to attract and retain high quality talent in all areas of its operations, WPP has established certain incentive plans to provide a more flexible cost structure for the Company and to permit a stronger link between longer term sustained performance and the level of staff remuneration. Base salaries are established within 15% of the median base salary for similar positions in directly comparable businesses depending on individual and business unit performance, experience and responsibility. WPP believes that the Company provides competitive total compensation packages to its executives, placing great emphasis on the flexible portion of compensation.

Key employees of each of the principal operating companies within the Group participate in annual incentive compensation plans under which a significant portion of their total compensation is directly related to the financial performance of their own company, division, client or functional responsibility. Individual bonuses are determined on the basis of achievements against individual performance objectives encompassing key strategic and financial performance criteria, including the level of co-operation between operating companies. In addition, a number of the most senior executives in the Company participate in long-term incentive plans under which awards are payable in a combination of cash and an interest in WPP ordinary shares, depending on the achievement of three-year financial performance targets, including conversion of revenue to profit targets, operating margin targets and staff costs to revenue ratio targets. Certain executives in the Group are also members of the WPP "100 Club", "400 Club" or "High Potential 500 Club" and receive grants of fair market value WPP share options exercisable either three or five years from the grant date assuming that specific performance conditions are met including certain financial performance targets and targets for cooperation across WPP's operating companies.

In connection with WPP's emphasis on promoting cooperation and cross referrals among the Group companies, in 1997 WPP implemented a worldwide share ownership program for all Company employees with over two years' of service in 100% owned companies, and a partnership program rewarding outstanding examples of collaboration across various operating companies within the Group, with the objective of adding value to the Company's clients' businesses. Both these initiatives have continued in 1999. Options under the worldwide share ownership programme have been granted annually to approximately 9,000 people worldwide.

Including outstanding options, interests in WPP restricted stock, stock already owned and holdings of the Employee Stock Ownership Plan, people working in the Group currently own, or have interests in, in excess of 63 million ordinary WPP shares representing over 8% of the Company.

The Leadership Equity Acquisition Plan (LEAP) was approved by share owners on September 2, 1999. Fifteen executives of the Group have been invited to participate in the plan. These participants will purchase or have purchased 2,549,059 WPP ordinary shares and have made a commitment to retain them until September 2004. Under the terms of LEAP, the participants may earn matching shares over a five-year performance period, based on the Group's relative total share owner return as compared with 15 other major listed companies in our industry.

Although still applicable to other key management employees, there is no current intention to make further option grants to executive directors, including the Group chief executive. See "Compensation of Directors and Officers" and "Options to Purchase Securities From Registrant or Subsidiaries".

TRAINING

Many of the companies within the Group offer formal training programs for new employees. In particular, J. Walter Thompson, Ogilvy & Mather, Research International, Millward Brown International and Hill & Knowlton have been actively engaged for many years in the training and development of their personnel. The companies conduct various educational programs, such as seminars and workshops, in the United States and abroad, and have various other formal programs for interchanging ideas, materials and experiences among their offices. The parent company has initiated a number of multi-company seminars and workshops aimed at senior employees. These have covered areas such as integrated marketing, organizational development, management and leadership skills, retailing and creativity.

REGULATION

From time to time, governments, government agencies and industry self-regulatory bodies in the United States and other countries in which the Company operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, and public relations and public affairs, or otherwise affect the activities of the Company and its clients. Some of the foregoing relate to general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms' representation of foreign governments.

In addition, there is an increasing tendency towards consideration and adoption of specific rules, prohibitions, and media restrictions, and labelling, disclosure and warning requirements, with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

Proposals have been made for the adoption of additional laws and regulations which could further restrict the activities of advertising and public relations and public affairs firms and their clients. Though the Company does not expect any existing, proposed or future regulations to materially adversely impact the Company's business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

ITEM 2.       DESCRIPTION OF PROPERTY

The majority of the Company's properties are leased, although certain properties which are used mainly for office space are owned in Argentina, Austria, Brazil, Mexico, Netherlands, Peru, Thailand and the US, and certain office buildings and a manufacturing plant is owned in the UK. The Company actively manages its rental costs to revenue ratio and believes that it is still capable of achieving significant improvements in this area.

The Company considers its properties owned or leased to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations - Excess Space".

As of December 31, 1999, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company's consolidated financial statements was approximately L89.8 million (US$145.4 million).

See Note 2 of Notes to the Company's Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of December 31, 1999, under non-cancellable operating leases of the Company.

ITEM 3.       LEGAL PROCEEDINGS

OUTSTANDING LEGAL PROCEEDINGS

The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate liability, if any, that is likely to result from these matters would not have a material effect on the Company's financial position, or on the results of operations.

SIGNIFICANT CLAIMS SETTLED DURING 1999

None.

ITEM 4.       CONTROL OF REGISTRANT

A. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government.

B.(i) As of June 5, 2000, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company;

         Legg-Mason                 5.28%
         Asatsu-DK                  4.02%
         WPP ESOP                   3.74%

  (ii) As of June 5, 2000, the total amount of voting securities owned by Officers and Directors (as a group) of the Company was:


---------------------------------------- -------------------------------------- --------------------------------------

            Title of Class                      Number of Shares Owned                    Percent of Class

---------------------------------------- -------------------------------------- --------------------------------------
Ordinary shares par value 10 pence per
                 share                                13,249,751                                1.7%

======================================== ====================================== ======================================


  (iii) The Company's ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and in the United States on Nasdaq in the form of American Depositary Shares ("ADSs"). Each ADS now represents five ordinary shares (prior to November 16, 1999, each ADS represented ten ordinary shares; and prior to

         November 15, 1995, each ADS represented two ordinary shares) and is evidenced by American Depositary Receipts ("ADRs").

   (iv) See "Item 5 -- Nature of Trading Market" below for a description of the Company's share buy back program.

C. The Company does not know of any arrangements the operation of which may at a subsequent date result in a change in its control.

ITEM 5.  NATURE OF TRADING MARKET

The Company's ordinary shares have been traded on The Stock Exchange since 1971. The Company currently has authorisation to purchase up to 10% of the outstanding ordinary shares of the Company pursuant to its share buy back program. Management is authorised to use its discretion in planning purchases of ordinary shares under the share buy back program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

The following table sets forth, for the quarters indicated, the reported high and low middle-market quotations for the Company's ordinary shares on The London Stock Exchange, based on its Daily Official List. Such quotations have been translated in each case into United States dollars at the closing rate reported in the London Financial Times on each of the respective dates of such quotations.


                                                                                             Translated into
                                                   Pounds per                                 United States
                                                 Ordinary Share                                  Dollars
---------------------------------- --------------------- --------------------- --------------------------------------------
                                           High                  Low                   High                   Low
                                           ----                  ---                   ----                   ---
1995
----
First Quarter                              1.15                  1.02                  1.81                   1.65
Second Quarter                             1.31                  1.00                  2.08                   1.64
Third Quarter                              1.64                  1.22                  2.60                   1.93
Fourth Quarter                             1.64                  1.45                  2.55                   2.25
1996
----
First Quarter                              2.00                  1.57                  3.05                   2.40
Second Quarter                             2.15                  1.94                  3.34                   2.98
Third Quarter                              2.45                  2.03                  3.84                   3.16
Fourth Quarter                             2.54                  2.15                  4.35                   3.56
1997
----
First Quarter                              2.76                  2.36                  4.41                   3.97
Second Quarter                             2.64                  2.40                  4.32                   3.93
Third Quarter                              2.90                  2.38                  4.61                   4.01
Fourth Quarter                             2.92                  2.59                  4.93                   4.22
1998
----
First Quarter                              3.43                  2.43                  5.74                   3.96
Second Quarter                             4.27                  3.43                  6.98                   5.74
Third Quarter                              4.67                  2.71                  7.68                   4.60
Fourth Quarter                             3.78                  2.02                  6.32                   3.41
1999
----
First Quarter                              5.49                  3.59                  8.88                   5.95
Second Quarter                             5.75                  4.98                  9.30                   8.05
Third Quarter                              6.27                  5.39                  10.18                  8.69
Fourth Quarter                             9.96                  5.70                  16.09                  9.43
2000
----
First Quarter                             13.24                  8.68                  20.84                 14.29
Second Quarter*                           10.98                  7.69                  17.13                 11.46
* to June 5, 2000

---------------------------------- --------------------- --------------------- ---------------------- ---------------------


The ordinary shares have traded in the United States since December 29, 1987 in the form of ADSs which are evidenced by ADRs. From November 16, 1999 onwards, each ADS represents 5 ordinary shares (previously 10 ordinary shares since November 15, 1995 and 2 ordinary shares prior to that date). The depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the quarters indicated, the reported high and low sales prices of the ADSs as reported on by Nasdaq. High and low sales prices of the ADSs prior to November 16, 1999 have been restated for comparative purposes to represent one ADS for every 5 ordinary shares.


                                      US DOLLARS PER ADS
                                    High             Low
----------------------------- --------------- ---------------
1995
----
First Quarter                      9  1/16           7  31/32
Second Quarter                    10  5/32           8  1/8
Third Quarter                     13  1/8            9  3/8
Fourth Quarter                    12  31/32         11  3/8
1996
----
First Quarter                     15  5/16          11  15/16
Second Quarter                    16  3/4           15
Third Quarter                     19  1/4           15  13/16
Fourth Quarter                    11  15/32         17  1/2
1997
----
First Quarter                     22                19  9/16
Second Quarter                    22                19  9/16
Third Quarter                     23  5/8           19  7/8
Fourth Quarter                    24  7/8           21  5/16
1998
----
First Quarter                     29  3/16          20  1/4
Second Quarter                    35  3/4           28  3/4
Third Quarter                     38  1/2           22  13/16
Fourth Quarter                    32  3/8           18
1999
----
First Quarter                     44  3/8           30  7/16
Second Quarter                    46                39  3/4
Third Quarter                     50  7/16          42  11/16
Fourth Quarter                    83  1/8           47  1/2
2000
----
First Quarter                    102  9/16          70  1/8
Second Quarter*                   85  1/2           56  1/2
* to June 5, 2000
----------------------------- --------------- ---------------


It is not possible for the Company to determine what percentage of the outstanding ordinary shares are owned by holders in the United States because of the use of nominee share owners. The share register of the Company as of December 31, 1999 revealed holders with registered addresses in the United States who owned, in aggregate, approximately 1.3% of the outstanding ordinary shares. In addition, the depositary for the ADSs as at December 31, 1999 held 44,904,130 ordinary shares, approximately 5.8% of the outstanding ordinary shares, backing 8,980,826 outstanding ADRs held by 387 registered holders based in the United States.

However, the Company believes that further shares may in fact be beneficially held by holders in the United States, representing approximately 41% of the issued share capital.

ITEM 6.       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Until October 21, 1979, the rules issued under the United Kingdom Exchange Control Act of 1947 imposed restrictions on remittances by United Kingdom residents to persons not resident in the United Kingdom or certain other territories. These restrictions did not apply to remittances of dividends to persons resident or treated as resident in the United States or Canada who were not domiciled in the United Kingdom.

The legislation pursuant to which such exchange controls were imposed has been repealed and there are currently no such United Kingdom foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant's operations.

Under the Company's Memorandum and Articles of Association and English law in force at the date of this Report, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer ordinary shares in the same manner as United Kingdom residents or nationals.

ITEM 7.       TAXATION

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to purchase, hold or in any way transfer ordinary shares or ADRs. The statements of United Kingdom and United States tax laws set out below are based on the laws in force as of the date of this Annual Report, and are subject to any changes in United States or United Kingdom law, and in any double taxation convention between the United States and the United Kingdom, occurring after that date.

The following summary of certain United States and United Kingdom tax consequences is not exhaustive of all possible tax considerations and prospective purchasers of ADSs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADSs and the ordinary shares represented thereby by consulting their own tax advisers. In addition, this summary provides no advice with respect to a United States shareholder (either corporate or individual) where the shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

As used herein, the term "United States corporation" means any corporation organized under the laws of the United States or any state or the District of Columbia.

For the purposes of the current United States - United Kingdom double taxation conventions and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), discussed below, the holders of ADSs will be treated as the owners of the underlying ordinary shares represented by the ADSs that are evidenced by such ADRs.

TAXATION OF DIVIDENDS

UNITED KINGDOM RESIDENTS. In respect of dividends paid after April 6, 1999, the notional tax credit that will be available for an individual shareholder resident in the United Kingdom will be 1/9th of the dividend. Tax credits are no longer repayable to UK holders with no tax liability. Individuals whose income is not within the higher income tax band are liable to tax at 10% on the dividend income and the notional tax credit will continue to satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income was also reduced to 32.5% from April 6, 1999.

In the case of an individual who is a United States citizen and a resident of the United Kingdom, the dividend must be reported as income in the shareholder's United States income tax liability, and the notional United Kingdom tax credit attached to the dividend and any further UK taxes suffered on the dividend income will be eligible to be claimed as a credit against the individual shareholder's United States income tax liability, subject to certain limitations.

UNITED STATES RESIDENTS. In the case of an individual who is a United States citizen and not a resident of the United Kingdom, the dividend (i.e. the cash dividend exclusive of any notional tax credit in respect of such dividend) must be reported as income in the shareholder's United States income tax liability, and the United Kingdom tax (including withholding taxes) actually paid or accrued to the Inland Revenue will be eligible to be claimed as a credit against the individual shareholder's United States income tax liability, subject to certain limitations and, in any case, only to the extent that such tax exceeds the amount of ACT credit in respect of the related dividend.

Under the Income Tax Convention between the United States and the United Kingdom the tax treatment depends upon the status of the shareholder. A shareholder who is a United States resident individual or a United States corporation (other than a corporation which controls at least 10% of the voting stock of the Company), and whose holding is not effectively connected with (a) a permanent establishment through which the shareholder carries on business in the United Kingdom or (b) a fixed base regularly available and situated in the United Kingdom from which the shareholder performs independent personal services, is entitled to a payment equal to the tax credit to which a United Kingdom resident individual would have been entitled in respect of such dividend, subject to a withholding tax of 15% of the net dividend plus credit. Since April 6, 1999, this payment is effectively reduced to nil (as withholding tax is greater than the tax credit).

However, a portfolio investor (ie all investors holding less than 10% of the voting stock of the company) may elect to be treated as receiving the amount due from the UK government (ie 10 x tax credit less 15% withholding tax) by indicating the election on a timely filed form 8833 for the relevant year. With the election, a portfolio investor is treated as having received an additional dividend equal to the gross amount of the tax credit and having paid the withholding tax due, on the date of the distribution. The portfolio investor can thus include the gross payment received in dividend income and may claim a foreign tax credit. The amount of the creditable withholding tax cannot exceed the tax credit payable to the investor. Alternatively, portfolio investors can choose to be taxed on the net dividend received. Shareholders should consult with their tax advisor to determine whether there is an advantage in filing form 8833 in their case.

The gross dividend (the sum of the dividend paid by the Company plus any related United Kingdom tax credit) will be treated as foreign source dividend income for United States Federal income tax purposes provided that such dividend is paid out of the company's earnings and profits, as defined for United States Income Tax purposes. If the dividend is not paid out of earnings and profits, it will be treated as a return of capital (up to the holders' tax basis in their shares).

Any excess above the combination of the amounts treated as dividends and returns of capital will be treated as a capital gain. Dividends paid out of earnings and profits to a holder who is a United States citizen or a United States resident will not be eligible for the 70% dividends received deduction allowed to United States corporations under Section 243 of the Code. However, subject to certain limitations on foreign tax credits generally, the applicable United Kingdom withholding tax (if any) will be treated as a foreign income tax eligible for credit against such share owners' United States Federal income taxes.

In certain cases the tax treatment under the Income Tax Convention described above may be limited or denied if the holder acquired the ADRs or ordinary shares primarily to secure the benefits of the Convention and not for bona fide commercial reasons.

TAXATION OF CAPITAL GAINS

An individual shareholder resident in the United Kingdom will be liable to United Kingdom taxation on capital gains realized on the disposal of their ADSs or ordinary shares.

Holders of ADSs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realized on the disposal of their ADSs or ordinary shares unless the ADSs or ordinary shares are used or held for the purposes of a trade carried on in the United Kingdom through a permanent establishment. However, a holder of ADSs or ordinary shares who is a United States citizen or a United States resident (as defined above) will be liable to taxation of such capital gains under the laws of the United States.

ESTATE AND GIFT TAX

The current Estate and Gift Tax Convention between the United States and the United Kingdom generally relieves from United Kingdom inheritance tax (the equivalent of United States estate and gift tax) the transfer of ordinary shares or of ADSs where the shareholder or holder of the ADS's making the transfer is domiciled for the purposes of the Convention in the United States and is not a national of the United Kingdom. This will not apply if the ordinary shares or ADSs are part of the business property of an individual's permanent establishment in the United Kingdom or are related to the fixed base in the United Kingdom of a person providing independent personal services.

If no relief is given under the Convention, inheritance tax will be charged at a rate worked out on a cumulative basis on the amount by which the value of the transferor's estate is reduced as a result of any transfer (unless the transfer is exempt or "potentially exempt") made by way of gift or other gratuitous transaction by an individual or on the death of an individual or into certain defined trusts.

Potentially exempt transfers are transfers made to certain specified classes of person and become wholly exempt if made at least more than seven years before the death of the transferor and it becomes chargeable if not so made. Special rules apply to gifts made subject to a reservation of benefit. In the unusual case where ordinary shares or ADSs are subject to both United Kingdom inheritance tax and United States gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

STAMP DUTY AND STAMP DUTY RESERVE TAX

Under the Finance Act 1986 (the "Finance Act"), no UK Stamp Duty will be payable on any transfer of an ADS or on any delivery or negotiation of an ADR, provided that the instrument of transfer is executed and remains outside the UK nor will there be any liability to Stamp Duty Reserve Tax in respect of any agreement for transfer of ADSs. Dealings in ADRs in bearer form outside the UK will be free of Stamp Duty, but certain bearer dealings within the UK may attract Stamp Duty at the rate of 1.5%.

The Finance Act provides that, as from October 27, 1986, there will be a charge to ad valorem Stamp Duty on any instrument transferring ordinary shares to a nominee or agent for a depositary which then issues depositary receipts (such as the ADRs). Where the instrument is liable to Stamp Duty as a "conveyance on sale" then the rate of duty is 1.5% of the consideration for the sale implemented by the instrument.

Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty is 1.5% of the market value of the security transferred by the instrument, except that the rate of duty is reduced to 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the Finance Act).

The Finance Act also provides that there is to be a charge to Stamp Duty Reserve Tax which will apply where ordinary shares are transferred, issued or appropriated to a nominee or agent for a depositary under an arrangement under which the depositary issues ADRs. Stamp Duty Reserve Tax, which is payable by the depositary, is charged at a rate of 1.5% of the consideration for the transfer. Where there is no such consideration, the rate of Stamp Duty Reserve Tax is 1.5% of the market value of the securities transferred or 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the Finance Act). The charge to Stamp Duty Reserve Tax will, however, be reduced by the amount, if any, of ad valorem Stamp Duty paid on the instrument transferring the ordinary shares.

In the case of conveyances or transfers of ordinary shares executed pursuant to contracts made after October 27, 1986 the rate of duty is 1/2% of the consideration, if any, for the transfer. There is a charge to Stamp Duty Reserve Tax at a rate of 1/2% of the consideration for the transaction where there is an agreement for the sale of ordinary shares. The Stamp Duty Reserve Tax will in general be payable by the purchaser of the ordinary shares but regulations have been made which provide for the tax to be collected in certain circumstances from persons other than the purchaser (e.g. a market maker). The charge to Stamp Duty Reserve Tax will, however, be reduced by the amount, if any, of ad valorem Stamp Duty paid on the instrument transferring the ordinary shares.

A gift for no consideration of ordinary shares (other than as part of ADR arrangements) will not attract a Stamp Duty charge after May 1, 1987 (if appropriately certified) and is exempt from Stamp Duty Reserve Tax.

A transfer of ordinary shares from a depositary or its agent or nominee to a person purchasing from an ADS holder on cancellation of an ADR is liable to duty as a "conveyance on sale" because it completes a sale of such ordinary shares and will be liable to ad valorem Stamp Duty, payable by the purchaser.

A transfer of ordinary shares from a depositary or its agent or nominee to an ADS holder on cancellation of an ADR which is not liable to duty as a "conveyance on sale" is currently understood to be liable to a fixed Duty of 50p.

ITEM 8.       SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from the Consolidated Financial Statements of the Company which appear elsewhere in this Form 20-F and should be read in conjunction with, and are qualified in their entirety by reference to, such Financial Statements including the notes thereto. Such Consolidated Financial Statements have been audited by Arthur Andersen, Independent Chartered Accountants.

The Consolidated Financial Statements of the Company are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A reconciliation to US GAAP is set forth on pages F-18 to F-20 of the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL DATA


                                                          Year ended December 31
                                          ---------------------------------------------------
                                             1999     1998      1997       1996       1995
                                              Lm       Lm        Lm         Lm         Lm
                                           --------  --------  --------   --------  --------
AMOUNTS IN ACCORDANCE WITH UK GAAP:

      Turnover (or gross billings)          9,345.9   8,000.1   7,287.3    7,084.0   6,553.1

      Revenue                               2,172.6   1,918.4   1,746.7    1,691.3   1,554.9

      EBITDA (i)                              333.0     278.9     234.6      210.8     175.7

      Operating Profit                        263.5     229.1     194.9      170.1     135.0

      Income before taxes and minority
      interests                               255.4     212.8     177.4      153.3     113.7

      Net income before dividends             172.8     140.3     116.0      100.0      68.7

      Basic earnings per share                 22.9p     19.1p     15.8p      13.6p      9.4p

      Diluted earnings per share               22.5p     18.8p     15.7p      13.5p      9.4p

      Dividends per share, excluding
      tax credit                                3.1p     2.56p     2.13p       1.7p     1.31p

AMOUNTS IN ACCORDANCE WITH US GAAP:

      Net income after goodwill
      amortization, taxes and minority
      interests                               106.8      99.5      80.2       67.1      25.7

      Basic earnings per share                 14.2p     13.5p     10.9p       9.1p      3.5p

      Diluted earnings per share               13.8p     13.2p     10.8p       9.0p      3.5p

      Dividends per share excluding tax
      credit                                   2.72p     2.27p    1.844p     1.421p    1.195p

AMOUNTS IN ACCORDANCE WITH UK GAAP:

      Goodwill                                541.4     248.6      -          -         -

      Total assets                          3,206.4   2,452.5   1,979.3    1,894.8   1,881.2
      Long-term liabilities, including
      provision for liabilities and
      minority interests                      740.2     487.5     302.9      364.5     421.9
      Total share owners' funds
      (shareholders'equity) (iii)             318.2     187.7     (25.2)      22.3     (62.4)

AMOUNTS IN ACCORDANCE WITH US GAAP:

      Goodwill and other intangibles        1,404.2   1,263.5   1,073.4    1,101.7   1,229.7

      Total assets                          3,726.3   3,059.2   2,675.7    2,629.2   2,760.9
      Long-term liabilities, including
      provision for liabilities and
      minority interests                      608.1     386.4     265.3      361.5     426.5
      Total share owners' funds
      (shareholders' equity)                 1027.5     908.7     719.1      767.8     808.4
-----------------------------------------  --------  --------  --------   --------  --------


                                                            Year ended December 31
                                          --------------------------------------------------------
                                               1999       1998      1997         1996       1995
                                                $m         $m        $m           $m         $m
                                            ---------   --------  ---------    --------  ---------
AMOUNTS IN ACCORDANCE WITH UK GAAP:

      Turnover (or gross billings)           15,119.8   13,259.4   11,937.3    11,062.4   10,342.1

      Revenue                                 3,514.8    3,179.6    2,861.2     2,641.1    2,453.9

      EBITDA (i)                                538.7      462.2      384.3       329.2      277.3

      Operating Profit                          426.3      379.7      319.2       265.6      213.1

      Income before taxes and minority
      interests                                 413.2      352.7      290.6       239.4      179.4

      Net income before dividends               279.6      232.6      190.0       156.2      108.4

      Basic earnings per share                   37.0c      31.7c      25.9c       21.2c      14.8c

      Diluted earnings per share                 36.4c      31.2c      25.7c       21.1c      14.8c

      Dividends per share, excluding
      tax credit                                  5.0c       4.2c       3.5c        2.7c       2.1c

AMOUNTS IN ACCORDANCE WITH US GAAP:

      Net income after goodwill
      amortization, taxes and minority
      interests                                 172.8      164.9      131.4       104.8       40.6

      Basic earnings per share                   23.0c      22.4c      17.9c       14.2c       5.5c

      Diluted earnings per share                 22.3c      21.9c      17.7c       14.1c       5.5c

      Dividends per share excluding tax
      credit                                      4.4c       3.8c       3.0c        2.2c       1.9c

AMOUNTS IN ACCORDANCE WITH UK GAAP:

      Goodwill                                  876.1      413.6       -           -          -

      Total assets                            5,188.6    4,080.4    3,256.7     3,242.6    2,920.8
      Long-term liabilities, including
      provision for liabilities and
      minority interests                      1,197.8      811.1      498.4       623.8      655.0
      Total share owners' funds
      (shareholders'equity) (iii)               514.9      312.2      (41.5)       38.2      (96.9)

AMOUNTS IN ACCORDANCE WITH US GAAP:

      Goodwill and other intangibles          2,272.3    2,102.2    1,766.2     1,885.3    1,909.2

      Total assets                            6,029.9    5,089.9    4,402.6     4,499.3    4,286.6
      Long-term liabilities, including
      provision for liabilities and
      minority interests                        984.0      642.9      436.5       618.6      662.2
      Total share owners' funds
      (shareholders' equity)                  1,662.7    1,511.9    1,183.2     1,313.9    1,255.1
-----------------------------------------   ---------   --------  ---------    --------  ---------


(i) EBITDA is defined as earnings (operating profit) before interest, tax, depreciation and amortization.
(ii) Goodwill includes goodwill arising on the acquisition of both subsidiary and associate undertakings. The latter is shown within investments in the Group's consolidated balance sheet in accordance with UK GAAP. Prior to January 1, 1998 goodwill was written off to reserves in accordance with UK GAAP then applicable.
(iii) Share owners' funds includes the valuation of certain acquired separable corporate brands

DIVIDENDS

Dividends on the Company's ordinary shares, when paid, are paid to share owners as of a record date which is fixed after consultation between the Company and The Stock Exchange.

The table below sets forth the amounts of interim, final and total dividends paid on the Company's ordinary shares in respect of each fiscal year indicated. The dividends are also shown translated into US cents per ADS using the Closing Buying Rate (as reported in the London Financial Times) for pounds sterling on each of the respective payment dates for such dividends.


------------------------------------------------------------------- ------------------------------------------------

                              PENCE PER ORDINARY SHARE                      TRANSLATED INTO US CENTS PER ADS
------------------------------------------------------------------- ------------------------------------------------
   YEAR ENDED:        INTERIM           FINAL           TOTAL           INTERIM          FINAL            TOTAL
------------------ --------------- ---------------- --------------- ---------------- --------------- ---------------
      1995             0.445            0.865            1.31            3.5*             6.8*            10.3*
------------------ --------------- ---------------- --------------- ---------------- --------------- ---------------
      1996             0.556            1.144            1.70            4.3*             8.9*            13.2*
------------------ --------------- ---------------- --------------- ---------------- --------------- ---------------
      1997              0.70            1.43             2.13            5.7*            11.7*            17.4*
------------------ --------------- ---------------- --------------- ---------------- --------------- ---------------
      1998              0.84            1.72             2.56            7.0*            14.3*            21.3*
------------------ --------------- ---------------- --------------- ---------------- --------------- ---------------
      1999              1.0             2.1              3.1             8.1*            17.0*            25.1*
================== =============== ================ =============== ================ =============== ===============


* These amounts have been restated to reflect the current value of one ADS to 5 ordinary shares (prior to November 16, 1999 one ADS represented 10 ordinary shares and, prior to November 15, 1995, one ADS represented two shares).

The 1999 interim dividend was paid on November 22, 1999 to share owners on the register at October 22, 1999. The 1999 final dividend will be paid on July 10, 2000 to share owners on the register at June 9, 2000. The 1999 proposed final dividend has been translated into US cents using the 1999 average exchange rate of $1.6178.

EXCHANGE RATES

Fluctuations in the exchange rate between the pound sterling and the United States dollar will affect the dollar equivalent of the pound sterling prices of the Company's ordinary shares on The Stock Exchange, and as a result, are likely to affect the market price of the ADS in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in pounds sterling by the ordinary shares represented by the ADSs. The following table sets forth for the periods indicated the average, high, low and period end Closing Buying Rates (as reported in the London Financial Times) for pounds sterling expressed in dollars:


--------------------------------------- ------------------- ------------------- ------------------- -------------------
        YEAR ENDED DECEMBER 31               AVERAGE               HIGH                LOW              PERIOD END
--------------------------------------- ------------------- ------------------- ------------------- -------------------
                 1995                         1.5782              1.6440              1.5302              1.5526
--------------------------------------- ------------------- ------------------- ------------------- -------------------
                 1996                         1.5616              1.7113              1.4965              1.7113
--------------------------------------- ------------------- ------------------- ------------------- -------------------
                 1997                         1.6381              1.7062              1.5803              1.6454
--------------------------------------- ------------------- ------------------- ------------------- -------------------
                 1998                         1.6574              1.7185              1.6149              1.6638
--------------------------------------- ------------------- ------------------- ------------------- -------------------
                 1999                         1.6178              1.6746              1.5502              1.6182
======================================= =================== =================== =================== ===================


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include Forward-Looking Statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These Forward-Looking Statements may include, among other things, plans, objectives, projections, anticipated future economic performance as assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the Forward-Looking Statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, unanticipated natural disasters, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets) and the ability to project risk factors which may vary. In light of these and other uncertainties, the Forward-Looking Statements included in the document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

IMPACT OF EXCHANGE RATES

The Company's reporting currency has always been UK Sterling. Historically approximately 80% of the Company's consolidated revenues and profits have come from outside the UK introducing a foreign exchange variable to the reporting of the Company's consolidated results. The effect over the past five years, due to the relative strength of UK Sterling, has been generally to reduce the Company's UK Sterling reported results.

To neutralise this foreign exchange impact and to better illustrate the underlying improvement in revenue and profit from one year to the next, the Company has adopted the practice of publishing results in both reportable currency (local currency results translated into UK Sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into UK Sterling at a budget or "constant" foreign exchange rate).

On average during 1999 the UK Sterling weakened by 2% against the US Dollar, strengthened by 3% against its principal European trading currencies and weakened by 7% against its principal Asian trading currencies. However, it should be noted that although the movements in UK Sterling had a negative impact on the reporting of the Company's 1999 results, there was very little adverse profit impact as the Company's international revenues are earned in the same currency as the costs are incurred thereby reducing economic exposure to currency flunctuations. In addition, the Company funds the majority of its borrowing requirement in US Dollars and the US Dollar interest expense hedges part of the US Dollar revenues generated by the Company's United States operations.

Significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no outstanding material forward foreign exchange contracts in place at December 31, 1999. No speculative foreign exchange trading is undertaken.

OVERVIEW

The following discussion is based on the Company's audited Consolidated Financial Statements included elsewhere in the document. The Consolidated Financial Statements have been prepared in accordance with UK GAAP. See pages F-18 to F-19 of "Notes to Consolidated Financial Statements" which contain a discussion of the principal differences between UK and US GAAP relevant to the Company.

OUTLOOK

The Company's budgets for 2000 have been prepared on a conservative basis. They predict like-for-like, year-on-year revenue increases of more than 7% in comparison to 1999. This compares with budgeted growth of 6% in 1998 against an actual outcome of almost 8% and budgeted growth of over 4% and actual growth of almost 8% in 1999.

Revenues for the first three months of 2000 were up 20.4% over last year at constant exchange rates (19.8% on a reportable currency basis). In the first three months of 2000, net debt averaged L230 million compared to L138 million for the same period in 1999 at constant exchange rates, reflecting the L322 million spent on capital expenditure, acquisitions, share purchases and dividends in the previous twelve months. Free cash flow over the same period was L222 million.

The Company will continue to concentrate on improving the balance of its resources and the flexibility of its costs particularly in the staff and property areas. To achieve this, short-term and long-term incentive plan objectives have been based on improving absolute levels of operating profit, operating margins, staff cost to revenue ratios, incremental revenue conversion, revenue growth and Group co-operation. As the Group's margins improve and come closer to matching the very best performing competition, increasing emphasis will be placed on revenue generation through these incentive objectives. The Company does not believe that there is any functional, geographic, account concentration or structural reason that should prevent the Group from achieving operating margins of 14% by 2000. The two best-performing listed competitors in the industry generate margins of 15-16%.

FISCAL 1999 COMPARED WITH FISCAL 1998

REVENUES AND OPERATING INCOME - Revenues increased by 13.3% on a reportable currency basis in 1999 to L2,172.6 million from L1,918.4 million in 1998. On a constant currency basis the revenue increase was 12% with strong growth in all disciplines (advertising and media investment management 5.2%, information and consulting 13.9%, public relations and public affairs 30.5%, branding and identity, healthcare and specialist communications 19.2%) and regions (North America 16.8%, United Kingdom 10.5%, Continental Europe 11.0% and Asia Pacific, Latin America, Africa and the Middle East 4.0%). The Company's non-advertising activities grew to represent over 53% of Group revenues.

Reported operating income (including associate income) rose by 18.6% to L290.8 million in 1999 from L245.2 million in 1998. Reported currency operating margins increased from 12.8% to 13.4%. Reported operating costs rose by 13.4% and by almost 12% in constant currency. Operating margins before short and long-term incentive payments (totalling L71.0 million or almost 20% of operating profit before bonus and taxes) rose to 16.7% from 15.8%. Staff and property costs represent approximately 60% of the Company's cost base. The Company places great emphasis on the control of these costs. The incentive arrangements for the Company's most senior staff include specific financial objectives for the improvement in absolute operating profit, operating margins, as well as improvements in the staff cost to revenue ratios of each operating division. Variable staff costs as a proportion of total staff costs have increased over recent years to 11.5% and as a proportion of revenues to 5.8%. This has resulted in increased flexibility in the cost structure. Continued efforts to minimise property costs include consolidation of operations into shared space upon lease renewal.

INTEREST EXPENSE - In reported currency, net interest expense increased to L23.4 million from L19.2 million in 1998 reflecting the increased level of acquisition activity and share repurchases. Charges in respect of working capital facilities deceased to L12.0 million from L13.2 million. Interest cover improved to 8.2 times in comparison to 7.6 times in the prior year.

The company continues to be substantially protected against a significant rise in US interest rates by interest rate swaps at US dollar LIBOR of 6.25% or below (excluding margin), with maturities extending to January 2003.

TAXES - The Company's tax rate on a reported currency basis was 30.0% on profits, compared with 31.5% in 1998. This reflects the impact of tax restructuring within the company. Since 1992, the Group has reduced its tax rate on profits before non-operating exceptional items by over one-third from 47% in that year.

NET INCOME/LOSS - Net income available to ordinary share owners was L172.8 million in the year ended December 31, 1999 against L140.3 million in 1998.

FISCAL 1998 COMPARED WITH FISCAL 1997

REVENUES AND OPERATING INCOME - Revenues increased by 9.8% on a reportable currency basis in 1998 to L1,918.4 million from L1,746.7 million in 1997. However, on a constant currency basis the revenue increase was 13% with strong growth in all disciplines (advertising and media investment management 8.4%, information and consultancy 26.4%, public relations and public affairs 20.8% and branding and identity, healthcare and specialist communications 12.0%) and most regions (North America 11.1%, Continental Europe 20.9%, Asia, Latin America, Africa and the Middle East 5.4% and the United Kingdom 17.7%). Non-advertising activities accounted for more than 50% of revenues for the first time.

Reported operating income (including associate income) rose by 19% to L245.2 million in 1998 from L205.5 million in 1997. Reported currency operating margins increased from 11.8% to 12.8%. Reported operating costs rose by 10.2% and the company's staff cost to revenue ratio improved to 49.7% from 50.3%.

INTEREST EXPENSE - In reported currency, net interest expense increased from L16.1 million to L19.2 million. Charges in respect of working capital facilities increased to L13.2 million from L12.0 million due to higher utilisation.

TAXES - The Company's tax rate on a reported currency basis for the year ended December 31, 1998 was 31.5% on profits, compared with 32% in 1998.

NET INCOME / LOSS - Net income available to ordinary share owners was L140.3 million in the year ended December 31, 1998 against L116.0 million in 1997. The improvement reflects the continuing increase in operating income in 1998, as discussed above.


LIQUIDITY AND CAPITAL RESOURCES

GENERAL. The primary source of funds for the group since 1995 has been cash generated from operations. The primary uses of cash funds since 1995 have been to service and repay bank debt, for capital expenditures, and since 1997 to fund acquisitions and ordinary share repurchases. The Company evaluates its free cash flow requirements and other needs when deciding the amount to allocate to ordinary share repurchases. In 1999 the Company invested only L18 million in share repurchases but continues to be committed to a rolling annual buy-back programme of a recently increased amount of L100 million representing approximately 1 - 1.5% of the Company's share capital. For a breakdown of the Company's sources and uses of cash see the "Consolidated Statements of Cash Flows" included as part of the Company's Consolidated Financial Statements in
Item 18 of this Report.

LIQUIDITY RISK MANAGEMENT The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of average gross borrowing levels and debt maturities are closely monitored.

LIQUIDITY. Since 1995 the majority of the unsecured debt of the Group has been funded under various syndicated loan facilities. In conjunction with the improved profitability and credit standing of the Group, each new loan facility has brought reduced pricing and less restrictive covenants.

BONDS. In 1998, the Group completed its debut US$ 300 million USA bond offering. The Group issued US$ 200 million of 6.625% Notes due 2005 and US$ 100 million of 6.875% Notes due 2008. Net proceeds were used for general corporate purposes including to reduce drawings on existing loan facilities.

REVOLVING CREDIT FACILITIES. The Company's debt is also funded by a syndicated $500 million revolving credit facility (the "Amended RFA") dated July 1998. The facility is due to expire in July 2002.

Interest in the Company's borrowings under the Amended RFA is payable at a margin of between 0.20% and 0.55% (determined by certain conditions being met) over the LIBOR rate for the relevant currency plus certain costs, if any, designated at a specified rate. A significant portion (40% to 60%) of the Group's interest exposure is hedged by 4 and 5 year interest rate swap agreements where the counterparty is a member of the Amended RFA syndicate.

In 1999, an additional revolving facility agreement was implemented for US$150 million. This facility was refinanced in January 2000 and has a 365 day maturity.

Additional working capital liquidity is provided to the Group through short-term money market and overdraft facilities. These facilities, almost exclusively from Amended RFA syndicated banks, are used in the US and UK for short-term cash management needs and outside the US and UK for seasonal working capital purposes.

The Company also has a securitized working capital facility, currently in the amount of $350 million, which was entered into in 1993 and which has been amended several times, and most recently renewed in December 1998.

See note 8 of Notes to the Consolidated Financial Statements which contains an analysis of net funds with debt analysed by year of repayment.

CASH FLOWS.

1999. As at December 31, 1999, the Group was cash positive with net cash of L92 million compared with L134 million at December 31, 1998 (1998: L124 million on the basis of 1999 year-end exchange rates), despite cash expenditure of L262 million on acquisitions and L18 million on share repurchases. This was primarily due to the seasonally strong fourth quarter and management efforts to improve working capital.

Net debt averaged L206 million in the year ended December 31, 1999, an increase of L63 million from L143 million in 1998 (up L51 million against L155 million in 1998 at 1999 exchange rates). Cash flow continued to improve as a result of improved profitability and management of working capital. In 1999, operating profit was L264 million, capital expenditure L65 million, depreciation L42 million, tax paid L58 million, interest and similar charges paid L33 million and other net cash inflows of L21 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore L171 million. This free cash flow was more than absorbed by acquisition payments and investments of L262 million (offset by L52 million of cash acquired), share repurchases and cancellations of L18 million and dividends of L21 million.

1998. In the year ended December 31, 1998, net debt averaged L143 million compared with L115 million in 1997. This increase was due to an increase in capital expenditure, share purchases by the ESOP Trust and acquisitions. Net cash inflow from operating activities was L256 million in the year ended December 31, 1998 (compared to L283 million in 1997), the decrease primarily due to increased operating profit being more than offset by higher year end net working capital.

The net cash outflow of L29 million in 1998 from return on investments and servicing of finance compares with L31 million in 1997. The slight decrease is due to a lower level of interest payments during 1998, partly offset by an increase in dividends paid to minority interests. Tax payments increased to L59 million in 1998 from L54 million in 1997 reflecting higher profitability.

Net cash used in capital expenditure and financial investment rose to L82 million from L46 million in 1997 primarily due to an increase in the purchase of the Company's shares by the ESOP Trust, and increased capital spending

Cash payments in respect of acquisitions and earnouts increased to L115 million from L68 million in 1997.

The equity dividend paid to share owners increased to L17 million from L14 million in 1997. The effect of currency movements on the value of overseas cash and overdrafts was to increase their value by L1 million during the year. Cash of L78 million was generated by financing activities in the year ended December 31, 1998, leading to a net increase in cash and overdrafts of L36 million from December 31, 1997.

CAPITAL STRUCTURE

At December 31, 1999, the Company's capital base was comprised of 774,454,422 ordinary shares of 10 pence each.

ASSET DISPOSALS.

There were no significant asset disposals during 1997, 1998 or 1999.

EXCESS SPACE

The task of eliminating surplus property costs has been achieved over the last eight years. Excess space generally represents discrete unutilised areas of the Company's properties which are available for sublet. Over 650,000 square feet of excess space with a cash cost of approximately L14 million ($22 million) per annum has been either sublet or absorbed. The excess space arose from a reduction in headcount together with property decisions made by certain companies prior to their acquisition by the Company. WPP's rental costs to revenue ratio is competitive with the best performing competition, although capable of greater improvement.

INFLATION

As in 1998 and 1997, in management's opinion the effect of inflation has not had a material impact on the Company's results for the year or financial position as at December 31, 1999.

INTEREST RATE RISK MANAGEMENT

The Group's interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates. The Group therefore aims to limit the impact from increases in rates while seeking to ensure that it benefits from rate reductions by regularly reviewing its exposure profile and deciding upon the periods for fixing rates in the light of financial market expectations. Its principal borrowing currencies are US dollars and pounds sterling. Borrowings in these two currencies, including amounts drawn under the working capital facility, represented 99% of the Group's gross indebtedness at December 31, 1999 (at US$871 million and L132 million respectively) and 98% of the Group's average gross debt during the course of 1999 (at US$752 million and L71 million). 75% of the year-end US$ debt is at fixed rates averaging 6.42% for an average period of 52 months. The sterling debt is all at floating rates. Other than fixed rate debt, the Group's other fixed rates are achieved through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. However, the Group did not have any contracts in these instruments at December 31, 1999. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowing and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis. See Note 8 of the `Notes to the Consolidated Financial Statements' which contains an analysis of the debt and fixed rate maturities.

YEAR 2000 COMPLIANCE

The directors confirm that an internal review of all computer systems (hardware and software) and the implementation of a millennium compliance programme were successfully completed prior to the end of December 1999. No significant problems have been encountered since December 31, 1999. However, the directors continue to monitor the position.

The costs associated with the compliance programme were:


----------------------------------- --------------- --------------- --------------- --------------- ---------------
                                         1997            1998            1999            2000           TOTAL
                                          $M              $M              $M              $M              $M
----------------------------------- --------------- --------------- --------------- --------------- ---------------
Internal resource                         1               3               6               0               10
----------------------------------- --------------- --------------- --------------- --------------- ---------------
External resource                         0               1               2               0               3
----------------------------------- --------------- --------------- --------------- --------------- ---------------
Other costs                               0               3               3               0               6
----------------------------------- --------------- --------------- --------------- --------------- ---------------
TOTAL COST                                1               7               11              0               19
----------------------------------- --------------- --------------- --------------- --------------- ---------------


ECONOMIC AND MONETARY UNION IN EUROPE - (`EMU')

The Group's European companies, including those in the UK, have been preparing for the introduction of the single currency within Europe. These preparations have principally included analysis of the impact of the single currency on the business of the Group's operating companies and the upgrading of information systems.

To date, the proportion of clients and suppliers in Europe requiring euro-denominated transactions is less than 15%. The Group's companies in Belgium adopted the euro as their functional currency on January 1, 1999. The lessons of this pilot project are being applied to similar conversion projects in the remaining EMU-based operating companies.

WPP does not expect the introduction of the euro to have a material effect on the Group's trading performance and all associated costs are being expensed as incurred.

The Group does not anticipate changing its reporting currency to the euro until the UK decides to join EMU.

US GAAP

The Company's Consolidated Financial Statements included elsewhere herein have been prepared in accordance with UK GAAP which differ in certain significant respects from US GAAP.

For the year ended December 31, 1999 net income under US GAAP was L106.8 million compared with net income of L99.5 million for the same period in 1998. The corresponding figures under UK GAAP were net income of L172.8 million and L140.3 million, respectively. Share owners' funds, i.e. shareholders' equity, under US GAAP at December 31, 1999 were L1,027.5 million, as compared with share owners' funds of L318.2 million under UK GAAP. See pages F-18 to F-20 of `Notes to the Consolidated Financial Statements' for a discussion of the principal differences between US GAAP and UK GAAP that affect the Group's financial statements.

ITEM 9A       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company has entered into interest rate swap agreements with off-balance sheet risk in order to reduce its exposure to changes in interest rates on its variable rate long-term debt. As of December 31, 1999, the Company had obtained interest rate protection agreements with respect to $350 million of indebtedness maturing at various times through 2003. The fair value of the swaps at December 31, 1999 was $353.4 million (at December 31, 1998 - $338.5 million) All interest rate derivative contracts are approved by senior financial management prior to execution.

Credit risk related to the interest rate swap agreements is the possibility that the counterparty will fail to fulfill its contractual commitment, and the amount of this risk is represented by the positive fair value of the interest rate swaps outstanding at the given time. The Company only enters into derivative contracts with well known trading banks which are members of the RFA syndicate and which are investment grade. The following table provides the Company's outstanding interest rate swaps with the notional principal value and the weighted average fixed interest rate by maturity date.


               $ MILLIONS                     1999         2000         2001         2002
------------------------------------------ ------------ ------------ ------------ ------------
Notional Principal Outstanding at             $350         $350         $250         $200
December 31, 1999

Average Fixed Rate Payable                    6.17%        6.17%        6.20%        6.22%

Average Variable Rate Receivable            Six-month    Six-month    Six-month    Six-month
                                              LIBOR        LIBOR        LIBOR        LIBOR


The variable rate receivable on the interest rate swaps is based on six month LIBOR and is not forecast in this table. The six month LIBOR rate at December 31, 1999 was 6.29%. However, the rate on the underlying variable rate debt drawn under the RFA is payable based on LIBOR plus a margin, offsetting the interest rate receivable under the interest rate swap (excluding the margin).

The Company's approach to managing foreign exchange rate risk is discussed in
Item 9 `Management's discussion and analysis of financial condition and results of operations'. See also Note 8 of the Consolidated Financial Statements for an analysis of fixed and floating rate debt by currency.

ITEM 10.     DIRECTORS AND OFFICERS OF REGISTRANT

The directors and executive officers of the Company as of May 10, 2000 are as follows:


---------------------------- ----------------------------------------------------------------------- ------ -------------
NAME                         POSITION                                                                AGE    YEAR
----                         --------                                                                ---    ----
                                                                                                            APPOINTED
                                                                                                            ---------
Brian J Brooks               Chief Human Resources Officer and Director                               44        1992
Jeremy J D Bullmore          Non-Executive Director                                                   70        1988
Paul Delaney                 Director of Group Treasury                                               47        1999
Esther Dyson                 Non-Executive Director                                                   48        1999
Steven Heyer                 Non-Executive Director                                                   47        2000
Masao Inagaki                Non-Executive Director                                                   77        1998
John B H Jackson             Non-Executive Director                                                   70        1993
Christopher Mackenzie        Non-Executive Director                                                   45        2000
Hamish Maxwell               Non-Executive Chairman                                                   73        1996
Stanley W Morten             Non-Executive Director                                                   56        1991
John A Quelch                Non-Executive Director                                                   48        1987
Joel E Smilow                Non-Executive Director                                                   67        1998
Eric R Salama                Group Director of Strategy, Director and Chief Executive of wpp.com      39        1996
Sir Martin Sorrell           Group Chief Executive and Director                                       55        1986
Paul W G Richardson          Group Finance Director and Director                                      42        1993
Martyn Roberts               Director of Group Taxation                                               51        1987
============================ ======================================================================= ====== =============


TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's Articles of Association provide that a director appointed since the last Annual General Meeting, or who has held office for more than 30 months since his appointment or reappointment by the Company in general meeting shall retire from office but shall be eligible for reappointment. The Company has also decided this year that those directors who are aged 70 or over on the date of the Notice of Annual General Meeting will also retire from office at the forthcoming Annual General meeting, but being eligible, are all offering themselves for re-election. Details of the directors who, whether under the Articles of Association of the Company or otherwise, are to retire and who offer themselves for re-election are set out in the Notice of Annual General Meeting.

The directors may from time to time appoint any other person to be a director. Any director so appointed shall hold office only until the next Annual General Meeting following his appointment when he shall retire but shall be eligible for re-election at that meeting.

THE GROUP CHIEF EXECUTIVE:  SIR MARTIN SORRELL

Sir Martin Sorrell's services to the Group outside the USA are provided by JMS Financial Services Limited ("JMS"). He is directly employed by WPP Group USA, Inc. for his activities in the USA. Taken together, the agreement with JMS ("the UK Agreement") and the agreement with the Group chief executive directly (the "US Agreement") provide for the following remuneration all of which is further disclosed in "ITEM 11 -- COMPENSATION OF DIRECTORS AND OFFICERS" and "ITEM 12 -- OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES".

-        annual salary and fees of L761,000;
-        annual pension contributions of L324,000;
-        short-term incentive (annual bonus); and
-        the Leadership Equity Acquisition Plan.

In addition JMS is entitled to phantom options linked to the WPP share price, granted in 1993 and 1994 as disclosed in the table entitled "Share Options" in "ITEM 12 -- OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES". No further phantom options have been or will be granted to JMS or the Group chief executive.

JMS has stated its intention not to exercise the phantom options in respect of 1993 until March 2003 and has agreed to defer its interest in the phantom options in respect of 1994 until March 2004.

Both the UK Agreement and the US Agreement may be terminated within a period of 90 days from a change of control. In these agreements "change of control" is as defined respectively in section 416 of the Income and Corporation Taxes Act 1988 and the Securities Exchange Act 1934.

On a termination by the Group chief executive and JMS, WPP is obliged to pay an amount equal to twice the annual fee, bonus and pension payments payable under the UK Agreement; a further amount equal to the fee payable under the UK Agreement less any amount payable in respect of the National Share Award Plan and also to continue certain benefits such as health insurance.

THE CAPITAL INVESTMENT PLAN (CIP) AND NOTIONAL SHARE AWARD PLAN (NSAP)

The CIP provides the Group chief executive with a capital incentive initially over a five-year period with effect from September 4, 1994 and which matured in September 1999.

The Group chief executive has agreed to defer entitlement to the 4,691,392 Performance Shares which he would otherwise have been able to acquire in September 1999, subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under LEAP. Accordingly, subject to the provisions of the CIP, the rights to acquire the Performance Shares may be exercised in the period September 30, 2004 to December 31, 2004. These Performance Shares were acquired by an ESOP in 1994 at a total cost of approximately L5.5 million.

JMS has agreed, subject to good leaver, change of control and other specified provisions, to defer its interest under the NSAP on a similar basis to that on which the Group chief executive has agreed to defer his interest under the CIP. Accordingly, subject to the provisions of the NSAP, JMS's right to receive a sum under the NSAP may be exercised in the period September 30, 2004 to December 31, 2004 and will be calculated by reference to the average price of a WPP share for the five dealing days before JMS's right under the NSAP is exercised. The NSAP relates to 1,754,520 notional WPP shares.

Awards made to the Group chief executive or JMS under the CIP; the Notional Share Award Plan and the phantom options, become immediately exercisable on a change of control. Under these plans, "change of control" is defined as the acquisition by a person of persons of more than 20% of the issued share capital of WPP where this is followed within 12 months by the appointment of a director with neither the Group chief executive's nor JMS's approval.

The rights of the Group chief executive and JMS respectively under the CIP and the NSAP are dependent on Sir Martin Sorrell remaining interested until September 2004 in 747,252 shares in which he invested in September 1994.

DIRECTOR'S SERVICE CONTRACTS AND NOTICE PERIODS

WPP currently has service contracts with all of its executive directors and executive officers. Except for the Group chief executive, each of the parent company executive directors is employed under a contract under which the director must give the Company 12 months notice and the Company must give the executive 12 months' notice. Mr B J Brooks is employed under a service contract dated June 1, 1993, Mr P W G Richardson is employed under a service contract dated January 8, 1997 and Mr E R Salama is employed under a service contract dated April 1, 1997. There are no change of control provisions in the contracts for executive directors, other than in respect of the Group chief executive.

The Board unanimously consider that, given the special position of the Group chief executive and the personal investment commitment made by him in the Company, there are special circumstances for the notice period applicable to him, which is for a fixed term of three years from September 1, 1999 renewable on or before September 1, each year. The Company anticipates that the current term will be renewed in September 2000 on this basis.

NON-EXECUTIVE DIRECTORS
Remuneration for non-executive directors consists of fees for their services in connection with the Board and Board committee meetings and where appropriate, for devoting additional time and expertise for the benefit of the Group. Non-executive directors are not eligible for membership of any Company pension plans, and do not participate in any of the Group's short or long-term incentive programmes or in any of the Group's stock plans. Non-executive directors may receive a part of their fees in ordinary shares of the Company.

The chairman, Mr H Maxwell, has a contract which is terminable by giving not less than three months' notice. All other non-executive directors have letters of appointment, which are renewable for a two-year period.

ITEM 11.      COMPENSATION OF DIRECTORS AND OFFICERS

For the fiscal year ended December 31, 1999 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was L7,930,000. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries and performance-related bonuses.

The sum of L410,000 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

DIRECTORS' REMUNERATION
Remuneration of the directors was as follows:


-------------------- ----------- ----------- ----------- ----------- ----------- ---------- ------------------- ------------------
                                                            SHORT-
                                                            TERM                                 LONG-TERM            PENSION
                       LOCATION     SALARY      OTHER     INCENTIVE                            INCENTIVE PLANS      CONTRIBUTIONS
                                   AND FEES    BENEFITS     PLANS        1999       1998     1999(3)    1998(3)     1999      1998
                                    L000        L000      (ANNUAL       TOTAL      TOTAL      TOTAL      TOTAL     TOTAL     TOTAL
                                                           BONUS)(1)    L000       L000       L000       L000      L000      L000
                                                            L000
CHAIRMAN
H Maxwell               USA         102           -           -          102         100         -         -         -        -
EXECUTIVE
DIRECTORS
M S Sorrell              UK         761          23         540        1,324(2)    1,340(2)      -         -       324      315
B J Brooks              USA         176           3          88          267         269       904       188        26       21
P W G Richardson         UK         214          22         113          349         301     2,844       107        21       18
E R Salama               UK         161          21          83          265         259     1,094       126        16       15
G C Sampson(6)           UK          73           6           3           82          82        17         -         -        -

NON-EXECUTIVE
DIRECTORS (6)
J J D Bullmore(4)        UK          71          11           -           82          95         -         -         -        -
E Dyson(5)              USA          13           -           -           13           -         -         -         -        -
M Inagaki             Japan           -           -           -            -           5         -         -         -        -
J B H Jackson            UK          25           -           -           25          20         -         -         -        -
S W Morten              USA          29           -           -           29          21         -         -         -        -
J A Quelch              USA          23          32           -           55          77         -         -         -        -
J Smilow                USA          25           -           -           25          15         -         -         -        -
TOTAL
REMUNERATION                      1,673         118         827        2,618       2,584     4,859       421       387      369
-------------------- ----------- ----------- ----------- ----------- ----------- ---------- --------- --------- -------- ---------


Notes
1    Amounts included in short-term incentive plans represent bonuses in respect of 1999 performance, paid in 2000.
2    The amount of salary and fees comprises the fees payable under the UK
Agreement with JMS Financial Services Limited ("JMS") and the salary payable under the US Agreement referred to in Item 10 above. In 1999, as in previous years, JMS discharged all relevant UK national insurance costs attributable to the provision of the services of Sir Martin Sorrell under the UK Agreement. The salary and pension contribution payable under the US Agreement has been converted into L sterling at $1.6178 to L1. The salary and fees were increased with effect from September 1, 1999.
3    These amounts represent gains realised on the exercise of share options and, where relevant, payments under the Performance Share Plan.
4    JJD Bullmore has a consulting arrangement with the company in addition to his fee as a non-executive director.
5    Appointed June 28, 1999.
6    C Mackenzie and S Heyer were appointed after the year end in March 2000 and in May 2000 respectively and GC Sampson retired in May 2000.

The Company has also disclosed to its share owners details of its remuneration policies for senior employees. These are summarized as follows:

- SCOPE OF THE COMPENSATION COMMITTEE - during the year the Compensation committee was comprised exclusively of independent non-executive directors (S W Morten, H Maxwell and J A Quelch). No member of the committee has any personal financial interest, other than as share owners, in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the Group's businesses. The Compensation committee, which seeks the advice of independent remuneration consultants, is responsible for establishing and overseeing the implementation of remuneration policy for the Group with specific reference to the following: assessment of competitive practices and determination of competitive positioning; base salary levels; annual and long-term incentive awards; policy and grants relating to WPP share ownership; pensions and other executive benefits. The Compensation committee determines awards under annual and long-term incentive plans and awards of WPP stock under a number of plans, for Group employees who are paid a base salary of $150,000 or more.

- The Compensation committee determines the remuneration of the Group chief executive, on the basis of a comparison with the chief executives of other global, multi-agency communications companies, including the Omnicom Group (Omnicom) and The Interpublic Group (IPG). The remuneration, stock incentive arrangements and benefits of the other executive directors are based on comparable positions in multinational companies of a similar size and complexity.

- ELEMENTS OF EXECUTIVE REMUNERATION - The following comprised the principal elements of executive remuneration for the period under review;

          -        Base Salaries
          -        Annual incentives
          -        Long-term incentives, including stock ownership and LEAP; and
          -        Pensions

    Base salary levels are established by reference to the market median for similar positions in directly comparable businesses and by comprehensive market survey information. In the case of the parent company, this includes other global services companies such as IPG and Omnicom and, for J. Walter Thompson Company and Ogilvy and Mather Worldwide, the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are set within a range of 15 % above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

    Salary levels for executives are reviewed every 18, 24 or 36 months, depending on the level of base salary. Executive salary adjustments are made on the recommendation of the Group chief executive for operating company chief executives and parent company executive directors and by the chief executive officer of each operating company for all other executives.

    Annual incentives are paid under plans established for each operating company and for executives of the parent company. Group-wide, there are approximately 3,000 participants in annual incentive plans, or approximately 10% of all employees. In the case of the Group chief executive and other parent company directors and executives, the total amount of annual incentive payable is based on the achievement of Group operating profit and operating cash flow targets established by the Compensation committee and approved by the Board. In the case of each operating company, operating profit targets are agreed each year.

    Within the limits of available annual incentive funds, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria, including:

          -        Operating profit;
          -        Profit margin;
          -        Staff costs to revenue;
          -        Revenue growth and conversion;
          -        Level of co-operation among operating companies; and
          -        Other key strategic goals.

In each case, the annual incentive objectives relate to the participant's own operating company, division, client or functional responsibility. Each executive's annual incentive opportunity is defined at a "target" level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target. With effect from January 1, 2000 the target level for the Group chief executive is 100% of base fees/salary and the maximum level is 200%. For other Group executive directors the target commencing January 1, 2000 is 50% of base salary and the maximum is 75%. Long-term incentives, including option grants, comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 1999,

Group-wide, approximately 900 of those executives participated in a long-term incentive plan and this number will increase in the current year.

The committee periodically reviews the operation of the Group's long-term incentive programmes to ensure that the performance measures and levels of reward are appropriate and competitive.

PARENT COMPANY - Annual grants of WPP performance shares are made to executive directors (including since 1999 to the Group chief executive). For awards currently outstanding, the value of each performance share is equivalent to one WPP share and the number of shares vesting over each three-year performance period is dependent on the growth of WPP's total share owner return relative to the growth of total share owner return of 15 (including WPP) major publicly traded marketing services companies, namely Aegis, Cordiant, Grey Advertising, Havas Advertising, IPG, A C Nielsen, Nielsen Media Research, Omnicom, Publicis, Saatchi & Saatchi, Snyder Communications, Taylor Nelson Sofres, True North Communications and Young & Rubicam. Where the Group's total share owner return is below the median level of the peer group, none of the performance shares vest. Currently, at median performance, 50% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company.

For performance periods prior to 1998-2000 the Performance Share Plan is based on WPP's total share owner return relative to seven peer companies. The group of peer companies was expanded for later performance periods in order to be consistent with the provisions of LEAP as described below.

Over the 1997-99 performance period, WPP's performance ranked third among the peer group companies. Contingent grants of performance shares for the 1998-2000, 1999-2001 and 2000-2002 periods range from 25% to 80% of base salary.

OPERATING COMPANIES - Senior executives of most Group operating companies participate in long-term incentive plans, which provide awards in cash and restricted WPP stock for the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis with awards paid in March 2000 under the 1997-99 long-term incentive plans. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

- average operating profit or operating cash flow; and
- average operating margin.

For the periods 1998-2000, 1999-2001 and thereafter, the stock portion of each payment is 50%. Restrictions on the sale of this stock are lifted after one year in respect of 50% of the stock and after two years for the balance, if the executive remains employed in the Group.

In addition, some executives also receive annual grants of WPP stock options through their membership of the WPP Group `100 Club' or `400 Club' or `High Potential 500 Club'. These `Clubs' recognise a participant's contribution to the achievement of WPP's strategic aims, including business co-operation across operating companies. All members of the `Clubs', including the chief executive officer of each operating company, receive an annual grant of fair market value WPP stock options, which are exercisable three years from the grant date assuming that specific performance conditions are met. Each year the grant value (number of shares times fair market value at the grant date) of these awards ranges from approximately 15% to 100% of base salary.

CLIENT EQUITY INVESTMENT FUNDS- To address increasing competition for talent from new sources, as well as the growth of client revenues from internet companies, the Company is establishing a fund for each major operating group through which investments will be made in the stock of pre-IPO clients. These investments will be limited to a specified portion of the fee income derived from each client, and there is an overall limit on the level of client equity investments by each operating group. These client equity investments will generally be sold as soon as possible following a public offering. Positive returns realised on client equity investments will then be used to acquire WPP shares, which will be allocated to employees in the operating companies. The WPP shares will vest in two equal installments over a two-year period.

LEADERSHIP EQUITY ACQUISITION PLAN (`LEAP') - In September 1999 share owners approved the introduction of LEAP to reward performance which is superior to that of WPP's peer companies, so as to create strong shared interests with share owners through significant personal investment and ownership in stock by executives and to ensure competitive total rewards in the appropriate marketplace.

Under LEAP, participants must commit WPP shares (`WPP shares'), valued at not less than their annual earnings, of which no more than two-thirds may be satisfied by a participant's existing holding of WPP shares, in order to provide an opportunity to earn additional WPP shares (`matching shares'). These investment shares must be committed to LEAP for a five-year period (`investment period'). The number of matching shares which a participant may receive at the end of the investment period will depend on the performance of the Company measured over five financial years commencing with the financial year in which the WPP shares are committed. The number of matching shares will depend on the total shareholder return (`TSR') achieved by the Company relative to the 15 (including WPP) major publicly traded marketing services companies referred to above. The maximum number of matching shares is five for every investment share, for which the Company must rank first or second over the performance period. If the Company's performance is below the median of the comparator group only half a matching share will vest for every WPP share held throughout the investment period.

On a change of control after the first anniversary of the start of the LEAP investment period, matching shares may be received only to the extent that the performance condition has been satisfied over the period from the start of the performance period to the date of the change of control. The compensation committee will also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR is consistent with the achievement of commensurate underlying performance.

Executive directors of the Company and senior executives throughout the Group participate in LEAP. To date, awards have been made to 15 directors and executives. Sir Martin Sorrell, the Group chief executive has, together with JMS, committed to LEAP shares worth $10 million calculated at a price of L5.685 per share of which shares worth $3 million must have been purchased in the market after August 16, 1999.

It is expected that the matching shares to which participants (other than JMS) become entitled for the awards made in 1999 will be provided from one of the Company's employee share ownership plans (`ESOPs'). The ESOPs have acquired the maximum potential number of matching shares in respect of awards made in 1999 at an average cost not exceeding L3.70 per share.

EXECUTIVE STOCK OWNERSHIP POLICY - During 1996, the Company introduced stock ownership goals for the most senior executives in the Group. These range from 50% to 400% of salary. Future stock option grants will vary depending on whether an individual achieves and maintains specified levels of WPP stock ownership.

EXECUTIVE STOCK OPTION PLAN AND WORLDWIDE OWNERSHIP PLAN - The 1996 Executive Stock Option Plan has been used to make option grants to members of the 100, 400 and High Potential 500 Clubs including key employees of the parent company, but excluding parent company executive directors and the Group chief executive.

In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for all employees of 100%-owned Group companies with at least two years' service, in order to develop a stronger ownership culture and greater knowledge of Group resources. As at April 30, 2000 options under this Plan had been granted to more than 8,400 employees for in excess of 7.6 million ordinary shares of the Company. Grants made under this plan to approximately 5,400 employees in 1997 became exercisable in March 2000.

RETIREMENT BENEFITS - The form and level of Company-sponsored retirement programmes varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing executive remuneration level.

In the two markets where the Group employs the largest number of people, the US and UK, pension provision generally takes the form of defined contribution benefits, although the Group still maintains one defined benefit plan in the US and three defined benefit plans in the UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and in the case of the UK plans, are closed to new entrants. All pension coverage for the parent company's executive directors is on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of parent company executive directors are set out elsewhere in Item 11 "Compensation of Directors and Officers".

One of the "executive officers" was also an executive director of WPP during 1999. This information represents additional disclosure to that provided in "Directors' remuneration" in Item 11 and has been provided in a similar manner to the compensation disclosure of the Company's main US-based competitors.

COMPENSATION OF `EXECUTIVE OFFICERS'

The following tables sets out compensation details for the Group chief executive and each of the other five most highly compensated executive officers in the Group as at December 31, 1999 (the `executive officers'). As used in this statement, the `executive officers' are deemed to include executive directors of the Company, or an executive who served as the chief executive officer of one of the Group's major operating companies.

This information covers compensation for services rendered in all capacities and paid in each of the two calendar years December 31, 1998 and 1999. Incentive compensation paid in 2000 for performance in 1999 and previous years, is not included in these tables, consistent with US reporting requirements.


1999 EXECUTIVE REMUNERATION
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            LONG TERM COMPENSATION
                                                                                      --------------------------------
                                                                                      SHARE
                                                                        OTHER ANNUAL  OPTIONS
                                                                        COMPENSATION  SARS AND    RESTRICTED  LTIP          ALL
                                                    SALARY    BONUS(1)       (2)      PHANTOM       SHARES    PAYMENTS      OTHER
NAME         PRINCIPAL POSITION           YEAR       $000       $000        $000      SHARES(3)     NUMBER      $000    COMPENSATION
                                                                                      NUMBER                                 (4)
                                                                                                                             $000
M  Sorrell   Group chief executive        1999      1,231       979          37              -            -         -       524
             WPP Group                    1998      1,180     1,009          38              -            -         -       523
S. Lazarus   Chairman/                    1999        850       638          31         18,288(7)   215,554       263       128
             Chief executive officer      1998        850       638          30        170,398      316,772       254        93
             Ogilvy & Mather
             Worldwide
C. Jones     Chief executive officer      1999        750       225          18         16,138(7)    18,072       153       112
             J Walter Thompson            1998        750        75          13        150,351       32,644       334        80
             Company
I Gotlieb    Chairman/Chief               1999        219(6)      -           7         96,826(7)         -         -        25
             executive officer            1998          -         -           -              -            -         -         -
             MindShare
H. Paster    Chairman/chief               1999        550       344          17         11,834(7)     6,300       159        31
             executive officer            1998        550       275          17         77,180        5,990        90        31
             Hill and Knowlton
R Seltzer    Chairman/                    1999        423       395          25          9,682(7)    72,487         -         8
             Chief executive officer      1998        400       200          25         80,187       96,800         -         8
             Ogilvy Public
             Relations Worldwide
------------------------------------------------------------------------------------------------------------------------------------


Notes

1. Represents short-term incentive awards paid during calendar years 1998 and 1999 in respect of the prior year's incentive plans.
2. Includes the value of company cars, club memberships, executive health and other benefits and supplemental executive life insurance.
3. As used in this report, the term "phantom shares" (as used in the UK) and the term `free-standing SARs' (as used in the US) are interchangeable. Matching shares which could vest under LEAP are not included in this table, but are referred to elsewhere in Item 11 within the table entitled "Long-Term Incentive Plan grants in 1999"
4. Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements.
5. Options granted in 1999 were over ADRs (based on the ratio in existence at December 31, 1999) and in 1998 over ordinary shares.
6. Irwin Gotlieb was appointed as Chairman/Chief executive officer of MindShare in September 1999.
7. Represents grants in American Depositary Shares (ADSs).


LONG-TERM INCENTIVE PLAN GRANTS IN 1999(1)
------------------------------------------------------------------------------------------------------------

                             PERFORMANCE PERIOD      THRESHOLD            TARGET              MAXIMUM
                                                         $                  $                    $
  M S Sorrell(2)                    n/a                 n/a                n/a                  n/a
  S. Lazarus                     1999- 2001              -               650,000              975,000
  C. Jones                       1999- 2001              -               600,000              900,000
  I Gotlieb                      1999-2001               -               400,000              600,000
------------------------------------------------------------------------------------------------------------


  H. Paster                      1999- 2001              -                65,000              97,500
  R. Seltzer                        n/a                  -               150,000              225,000
------------------------------------------------------------------------------------------------------------


Notes:

1. This table does not include the maximum number of Matching shares which are capable of vesting under LEAP. If the performance requirement under LEAP is satisfied to the fullest possible extent and subject to the WPP investment shares being retained until the end of the investment period (September 2004), the maximum number of matching shares which may vest in relation to the performance period ending December 31, 2003 is as follows: Sir Martin Sorrell (including those attributable to JMS) 5,369,070; S Lazarus 1,610,700; C Jones 1,610,700; H Paster 439,750 and
        R Seltzer 362,400.
2. An award of 137,255 units under the Performance Share Plan was made to Sir Martin Sorrell during 1999. Each unit is analogous to an ordinary share of WPP Group plc.


OTHER LONG-TERM INCENTIVE PLAN AWARDS (1)

 Long-term Incentive Plan awards granted to directors are as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Price per
                                                                                                                       share of
                              Granted/                       Granted                                                    vested
                    At Jan    (lapsed)  Vested    At Dec 31  (lapsed)  Vested    At May 10                             units on
                    1 1999    1999      1999      1999       2000(4)   2000      2000                                  valuation
          Plan(1)   Number    Number    Number    Number     Number    Number    Number      Performance Period         date (2)

B J Brooks   PSP     73,933         - (36,966)      36,967      122   (18,544)    18,545   1 Jan 1996-31 Dec 1998      365.8p
             PSP     60,864         -       -       60,864     (883)  (29,991)    29,990   1 Jan 1997-31 Dec 1999      981.0p
             PSP     46,728         -       -       46,728        -         -     46,728   1 Jan 1998-31 Dec 2000        n/a
             PSP          -    50,623       -       50,623        -         -     50,623   1 Jan 1999-31 Dec 2001        n/a
             PSP          -         -       -            -   32,185         -     32,185   1 Jan 2000-31 Dec 2002        n/a
             LEAP         -   272,600       -      272,600        -         -    272,600   1 Jan 1999-31 Dec 2003        n/a
P W G
Richardson   PSP     42,172         - (21,086)      21,086       68   (10,577)    10,577   1 Jan 1996-31 Dec 1998      365.8p
             PSP     67,925         -       -       67,925     (985)  (33,470)    33,470   1 Jan 1997-31 Dec 1999      981.0p
             PSP     55,513         -       -       55,513        -         -     55,513   1 Jan 1998-31 Dec 2000        n/a
             PSP          -    65,944       -       65,944        -         -     65,944   1 Jan 1999-31 Dec 2001        n/a
             PSP          -         -       -            -   36,765         -     36,765   1 Jan 2000-31 Dec 2002        n/a
             LEAP         -   299,030       -      299,030        -         -    299,030   1 Jan 1999-31 Dec 2003        n/a
E R Salama   PSP     49,438         - (24,719)      24,719       80   (12,399)    12,400   1 Jan 1996-31 Dec 1998      365.8p
             PSP     56,604         -       -       56,604     (820)  (27,892)    27,892   1 Jan 1997-31 Dec 1999      981.0p
             PSP     46,261         -       -       46,261        -         -     46,261   1 Jan 1998-31 Dec 2000        n/a
             PSP          -    48,359       -       48,359        -         -     48,359   1 Jan 1999-31 Dec 2001        n/a
             PSP          -         -       -            -   26,961         -     26,961   1 Jan 2000-31 Dec 2002        n/a
             LEAP         -   272,645       -      272,645        -         -    272,645   1 Jan 1999-31 Dec 2003        n/a
M S Sorrell   -   6,445,912         -       -    6,445,912        -         -  6,445,912   n/a                           n/a
(3)
             PSP          -   219,812       -      219,812        -         -    219,812   1 Jan 1999-31 Dec 2001        n/a
             PSP          -         -       -            -  137,255         -    137,255   1 Jan 2000-31 Dec 2002        n/a
             LEAP         - 5,369,070       -    5,369,070        -         -  5,369,070   1 Jan 1999-31 Dec 2003        n/a
-----------------------------------------------------------------------------------------------------------------------------------


Notes
1. The long term incentive plans operated by the Company consist of the Performance Share Plan (PSP) and the Leadership Equity Acquisition Plan (LEAP). Details of the PSP and LEAP can be found in Item 11. The number of shares shown for LEAP represents the maximum number of Matching Shares which is capable of vesting at the end of the performance period, if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP investment shares until the end of the investment period which expires in September 2004. The number of Sir Martin Sorrell's Matching Shares includes those attributable to JMS. The 6,445,912 shares referred to in note 3 are not awarded under either the PSP or LEAP.
2. Valuation date is December 31 at the end of the relevant performance period.
3. The 6,445,912 shares represent the number of shares, or cash equivalent of shares which vest, under the Capital Investment Plan (CIP) and the Notional Share Award Plan (NSAP). Details of these two Plans, are set out in Item 10. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended until September 2004, subject to good leaver and change of control provisions, when the awards vest. Consequently their value cannot be established until that time. Under arrangements made with Sir Martin Sorrell relating to the payment on his behalf of US withholding tax under the Capital Investment Plan and pension payments made under the US Agreement, WPP Group USA, Inc. has made payments of which the maximum amount outstanding during the year was $552,543 and which remained outstanding at December 31, 1999.
4. Includes dividends received in respect of vested restricted stock which have been reinvested in the acquisition of further ordinary shares.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

An analysis of share options is shown in Note 22 of the Consolidated Financial Statements in Item 19. This includes both the movement in the year and an analysis of unexercised options at December 31, 1999.

The Company's approach to utilising share options within the overall remuneration policy is discussed in Item 11.

SHARE OPTIONS(1)
Outstanding options granted to the directors are as follows:


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        Market
                         Granted/ Exercised/ Exercised/  At Dec               At May                                  price per
               At Jan 1  (Lapsed)  realised   retained    31,     Exercised    10,       Exercise dates     Exercise   share on
                 1999    in 1999     1999       1999     1999        2000      2000    Commence-              price    date of
                Number    Number    Number     Number    Number     Number    Number      ment     expiry   per share  exercise
               -------- --------- ---------- ---------- --------- ---------- --------- ---------- --------- ---------  --------
B J Brooks      68,967      -      (49,697)   (19,270)      -         -          -      Dec 1998  Dec 2005   158.0p     553.0p

P W G
Richardson     100,000      -      (30,000)   (70,000)      -         -          -      Jan 1996  Jan 2000    40.0p     760.5p
               102,941      -            -   (102,941)      -         -          -      Oct 1996  Oct 2003   102.0p     750.5p
                88,235      -            -    (88,235)      -         -          -      Sep 1997  Sep 2004   119.0p     750.5p
                32,468      -      (32,468)         -       -         -          -      Sep 1998  Sep 2005   154.0p     760.5p
                24,497      -      (24,497)         -       -         -          -      Sep 1999  Sep 2006   233.5p     760.5p

E R  Salama     67,227      -      (16,121)   (51,106)      -         -          -      Sep 1997  Sep 2004   119.0p     499.5p
                90,909      -      (73,612)   (17,297)      -         -          -      Sep 1998  Sep 2005   154.0p     499.5p

G C Sampson     4,313       -            -     (4,313)      -         -          -      Apr 1998  Apr 2005   108.0p     499.5p
-------------- -------- --------- ---------- ---------- --------- ---------- --------- ---------- --------- --------- ---------


1. Share options were granted under the WPP Executive Share Option Plan or under an ESOP in which directors and other executives participate. These options were granted at the market price at the time of grant.
2. 2,196,190 phantom options were granted to JMS in relation to 1993 at a base price of 52.5p per share, exercisable between April 1996 and April 2003 and 577,391 in relation to 1994 at a base price of 115p per share, exercisable in March 2004. In 1997, JMS exercised 625,000 phantom options granted in relation to 1993. This leaves 1,571,190 unexercised phantom options granted in relation to 1993. JMS has indicated that it does not intend to exercise the 1993 phantom options until March 2003, subject to good leaver and change of control provisions.
3. The closing share price at December 31, 1999 was 981.0p and the share price during the year ranged between 359.0p and 996.0p.

DIRECTORS' INTERESTS

ORDINARY SHARES
Directors' interests in the Company's share capital, all of which were beneficial, were as follows:


--------------------------------------------------------------------------------------------------------------------------------
                                  Shares acquired                                     Shares acquired
                                 through long-term                                    through long-term
                                   incentive plan            Other                  incentive plan awards in
                                 awards in 1999(1)    interests at                          2000
                                -------------------        Dec 31,                  ------------------------
                       At 1 Jan                          1999 inc.                                          Other
                   1999 or date                            shares                                       interests     At May 10,
                             of                         purchased     At 31 Dec                          acquired          2000
                    appointment    Vested    (sold)    in 1999(2)       1999(1)     Vested   (sold)(1)  since Dec
                       if later                                                                          31, 1999
------------------ ------------ ----------- --------- -------------- ------------- --------- ---------- ----------- ------------
B J Brooks             381,705      36,966   (22,186)       (49,697)      346,788    48,535    (33,540)          -      361,783

J J D Bullmore          20,065           -         -              -        20,065         -          -           -       20,065

E Dyson                      -           -         -              -             -         -          -           -            -

M Inagaki(4)                 -           -         -              -             -         -          -           -            -

J B H  Jackson          12,500           -         -              -        12,500         -          -           -       12,500

C Mackenzie                  -           -         -              -             -         -          -      10,000       10,000

H Maxwell               35,000           -         -              -        35,000         -          -           -       35,000

S W Morten              20,000           -         -              -        20,000         -          -           -       20,000

J A Quelch              10,000           -         -              -        10,000         -          -           -       10,000

P Richardson           375,644      21,086    (3,086)       (62,468)      331,176    44,047    (44,047)          -      331,176

E R Salama             483,910      24,719    (9,719)       (89,733)      409,177    40,291    (19,892)          -      429,576

G C Sampson            554,313           -         -              -       554,313         -          -           -      554,313

J E Smilow             100,000           -         -              -       100,000         -          -           -      100,000

M S Sorrell(2)      13,093,414           -         -        200,000    13,293,414         -          -           -   13,293,414
================== ============ =========== ========= ============== ============= ========= ========== =========== ============


Notes
1 Further details of long-term incentive plans are given elsewhere in Item 11 within the table entitled "Other long-term incentive plan awards".
2. Interests include exercisable but unexercised options. In the case of Sir Martin Sorrell interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively as referred to in Item 10, 4,691,392 shares in respect of the Capital Investment Plan and 1,754,520 shares in respect of the Notional Share Award Plan.
3. Each of the executive directors has a technical interest as an employee and potential beneficiary in one of the Company's ESOPs in shares in the Company held under the relevant ESOP. At December 31, 1999, the Company's ESOPs held in total 27,888,766 shares in the Company, (1998: 25,532,484 shares).
4. Mr M Inagaki is a director and chairman of Asatsu-DK, which at May 10, 2000 was interested in 31,295,646 shares representing 4.02% of the issued share capital of the Company.
5. Save as disclosed above and in items 10 and 11, no director had any interest in any contract of significance with the Group during the year.

As used in this statement, the "executive officers" are deemed to include executive directors of the Company, or any executive who currently serves as the chief executive officer of one of the Group's major operating companies.


OPTIONS GRANTED IN 1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    Potential realisable value at assumed
                                                                                     annual rates of stock price appreciation
                      Stock options,    % of total                                                for option term
                         granted      options granted
                        (number of       by Company    Exercise price                      0%            5%            10%
                          ADRs)          in 1999       ($ per share)   Expiry date         $             $              $
                                                                                     ------------- -------------- -------------
M S Sorrell                    -             -                -                  -        -                 -              -

S Lazarus                 18,288           2.1            46.48       24 Sept 2009        -           534,577      1,354,723

C Jones                   16,138           1.8            46.48       24 Sept 2009        -           471,730      1,195,457

I Gotlieb                 96,826          10.9            46.48       24 Sept 2009        -         2,830,323      7,172,589

H Paster                  11,834           1.3            46.48       24 Sept 2009        -           345,920        876,629

R Seltzer                 9,682            1.1            46.48       24 Sept 2009        -           283,015        717,215
===============================================================================================================================


All options granted to executives in this table are exerciseable three years from the grant date and expire ten years from the grant date.

STOCK OPTION, SAR AND PHANTOM STOCK EXERCISES IN LAST FINANCIAL YEAR AND FINAL YEAR-END SHARE OPTION, SAR AND PHANTOM STOCK VALUES


----------------------------------------------------------------------------------------------------------------------------------
                                                          Number of ordinary shares                 Value of unexercised
                                                    underlying unexercised share options,     in-the-money share options, SARs
                    Ordinary       Market value at   SARs and phantom stocks at year end     and phantom stocks at year end ($)(1)
                shares acquired     exercise date    -----------------------------------     -------------------------------------
                  on exercise           ($)          Exerciseable        Unexerciseable         Exerciseable    Unexerciseable
M S Sorrell               -                 -         1,571,190                577,391            23,607,109       8,091,334

S Lazarus                 -                 -         1,026,959                375,700            13,263,811       3,790,379

C Jones             417,303         5,235,459                 -                572,627                     -       6,066,055

I Gotlieb                 -                 -                 -                484,130                     -       3,219,852

H Paster            258,225         1,820,379           163,720                219,849             2,180,609       2,195,238

R Seltzer                 -                 -                 -                215,349                     -       2,193,870
==================================================================================================================================


(1) The value is calculated by subtracting the exercise price from the fair market value of the Company's ordinary shares on December 31, 1999, namely L9.81 and using an exchange rate of $1.6182 to L1.

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  None.

                                    PART III

ITEM 15.   DEFAULTS UPON SENIOR SECURITIES

  None.

ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
           SECURITIES

  None.

                                     PART IV

ITEM 18.   FINANCIAL STATEMENTS

  See Page F-1.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

  A.       FINANCIAL STATEMENTS

           Consolidated Financial Statements of WPP Group plc as at December 31, 1999, 1998, and 1997 (page F-1)

  B.       EXHIBITS

          1 (a) Revolving Facility Agreement dated October 15, 1999 between Moveability Limited, WPP Group plc, Barclays Bank plc and the Lenders referred to therein, partially refinanced by (i) the Term Loan Agreement dated January 14, 2000 between WPP Pearls Limited, WPP Group plc and HSBC Bank plc, (ii) the Term Loan Agreement dated January 14, 2000 between WPP Pearls Limited, WPP Group plc and The Royal Bank of Scotland plc and (iii) the Term Loan Agreement dated January 14, 2000 between WPP Pearls Limited, WPP Group plc and National Westminster Bank plc.

          1 (b) Amendment No.1 to Amended and Restated Deposit Agreement, dated as of November 9, 1999, by and among WPP Group plc, Citibank NA, as Depository, and holders and beneficial owners from time to time of American Depository Receipts issued thereunder (incorporated herein by reference to Exhibit (a) (i) of Amendment No 1 to the Registration Statement of Form F-6 filed with the Securities and Exchange Commission on November 9, 1999 (Reg. No. 233-5906)).

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.



           WPP Group plc

                                                   By: /s/ P W G RICHARDSON
                                                       ----------------------
                                                       Paul W G Richardson
                                                       Group Finance Director

June 22, 2000

                                  WPP GROUP PLC

                          INDEX TO FINANCIAL STATEMENTS


ITEM 18.


Financial
Statement
Number                                                                                    Page
------                                                                                    ----
A.         Consolidated Financial Statements of WPP Group plc as of
           the years ended December 31, 1999, 1998, and 1997

           (i)      Report of Independent Chartered Accountants                           F-2

           (ii)     Consent of Independent Chartered Accountants                          F-3

           (iii)    Accounting policies                                                   F-4

           (iv)     Consolidated profit and loss account for the years ended
                    December 31, 1999, 1998 and 1997                                      F-6

           (v)      Consolidated statements of cash flows for the years
                    ended December 31, 1999, 1998 and 1997                                F-7

           (vi)     Consolidated statement of recognised gains and losses for
                    the years ended December 31, 1999, 1998 and 1997                      F-7

           (vii)    Consolidated balance sheets as of December 1999,
                    1998, and 1997                                                        F-8

           (viii)   Consolidated statements of changes in share owners' funds
                    for the years ended December 31, 1999, 1998 and 1997                  F-9

           (ix)     Notes to the consolidated profit and loss account                     F-10

           (x)      Notes to the consolidated cash flow statement                         F-12

           (xi)     Notes to the consolidated balance sheet                               F-13

           (xii)    Reconciliation to Generally Accepted US Accounting
                    Principles                                                            F-18


REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Board of Directors and share owners of WPP Group plc:

We have audited the accompanying consolidated balance sheets of WPP Group plc and subsidiaries as of December 31, 1999, 1998, and 1997 and the related consolidated profit and loss account, statement of changes in share owners' funds, statement of recognised gains and losses and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WPP Group plc and subsidiaries as of December 31, 1999, 1998 and 1997 and the results of their operations and their cash flows for the years then ended December 31, 1999 in conformity with generally accepted accounting principles in the United Kingdom.

Certain accounting practices of WPP Group plc used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform the consolidated financial statements to accounting principles generally accepted in the United States are set forth on F-18 to F-19.



May 10, 2000                             Arthur Andersen
                                         Chartered Accountants
                                         and Registered Auditors
                                         London, England

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


As independent chartered accountants, we hereby consent to the incorporation of our report included in this Form 20-F, into the Company's previously filed Registration Statements on File No.33-33906, File No. 333-4302, File No. 333-5368 and File No. 333-6378 on Form S-8.




London, England                                  Arthur Andersen
June 16, 2000

                              ACCOUNTING POLICIES

    The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the Group's principal accounting policies, which have been applied consistently throughout the year and the preceding year (except as disclosed in accounting policy 14), is set out below.

1 BASIS OF ACCOUNTING AND PRESENTATION OF FINANCIAL STATEMENTS

    The financial statements are prepared under the historical cost convention.

2 BASIS OF CONSOLIDATION

    The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the year are included or excluded from the profit and loss account from the effective date of acquisition or disposal.

3 GOODWILL AND INTANGIBLE FIXED ASSETS

    Intangible fixed assets comprise goodwill and certain acquired separable corporate brand names.

    Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 January 1998 goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was written off to reserves in accordance with the accounting standard then in force. On disposal or closure of a business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

    The directors are of the opinion that the goodwill and intangible assets of the Group have an infinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP's commitment to develop and enhance their value. The carrying value of intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

    The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the infinite life of these intangible assets, it is not possible to quantify its impact.

4 TANGIBLE FIXED ASSETS

    Tangible fixed assets are shown at cost less accumulated depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

----------------------------------------------------

Freehold buildings--2% per annum
Leasehold land and buildings--over the term of the lease
Fixtures, fittings and equipment--10%-33% per annum
Computer equipment--33% per annum
------------------------------------------------------------------

5 INVESTMENTS

    Except as stated below, fixed asset investments are shown at cost less provision for diminution in value.

    The Group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and the investments are shown in the Group balance sheet at the Group's share of the net assets. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

6 STOCKS AND WORK IN PROGRESS

    Work in progress is valued at cost or on a percentage of completion basis. Cost comprises outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value, and are valued on a first in first out basis.

7 DEBTORS

    Debtors are stated net of provisions for bad and doubtful debts.

8 TAXATION

    Corporate taxes are payable on taxable profits at current rates. Deferred taxation is calculated under the liability method and provision is made for all timing differences which are expected to reverse, at the rates of tax expected to be in force at the time of the reversal.

9 INCENTIVE PLANS

    The Group's share based incentive plans are accounted for in accordance with Urgent Issues Task Force ('UITF') Abstract 17 'Employee Share Schemes'. The cost of shares acquired by the Group's ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the Group's profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made.

10 PENSION COSTS

    The charge to the profit and loss account in respect of defined benefit pension schemes is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated to achieve a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are allocated to the profit and loss account over a period approximating to the scheme members' average remaining service lives. For defined contribution schemes, contributions are charged to the profit and loss account as incurred.

11 OPERATING LEASES

    Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease.

12 TURNOVER, COST OF SALES AND REVENUE

    Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

13 TRANSLATION OF FOREIGN CURRENCIES

    Foreign currency transactions arising from normal trading activities are recorded in local currency at current exchange rates. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net investments in these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net investments and results for the year are dealt with as movements in reserves.

14 CHANGES IN ACCOUNTING POLICIES

    The Group adopted FRS 12 (Provisions, Contingent Liabilities and Contingent Assets) and FRS 13 (Derivatives and Other Financial Instruments) during the year. There has been no material impact on the financial statements as a result of the adoption of these new standards.

15 REVENUE RECOGNITION

    ADVERTISING AND MEDIA INVESTMENT MANAGEMENT

    Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Company's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Compensation may therefore consist of varied arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

    Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based compensation typically comprises both quantitative and qualitative elements; on the element related to quantitative targets revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets revenue is recognised when the incentive is received.

PUBLIC RELATIONS & PUBLIC AFFAIRS AND BRANDING & IDENTITY, HEALTHCARE AND SPECIALIST COMMUNICATIONS

    Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement, using the percentage of completion method for fee based projects. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses.

INFORMATION & CONSULTANCY

    Revenue is recognised as costs are incurred on each market research contract on a percentage of completion basis. Costs, including an appropriate proportion of overheads relating to contracts in progress at the balance sheet date, are carried forward in work in progress. Losses are recognised as soon as they are foreseen.

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

              FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                                                      1999       1998       1997
NOTES                                                                                  LM         LM         LM
-----                                                                               --------   --------   --------
 1                      TURNOVER (GROSS BILLINGS).................................   9,345.9    8,000.1    7,287.3
                        Cost of sales.............................................  (7,173.3)  (6,081.7)  (5,540.6)
                                                                                    --------   --------   --------
 1                      REVENUE...................................................   2,172.6    1,918.4    1,746.7
                        Direct costs..............................................    (317.3)    (285.9)    (278.0)
                                                                                    --------   --------   --------
                        GROSS PROFIT..............................................   1,855.3    1,632.5    1,468.7
 2                      Operating costs...........................................  (1,591.8)  (1,403.4)  (1,273.8)
                                                                                    --------   --------   --------
                        OPERATING PROFIT..........................................     263.5      229.1      194.9
                        Income from associates....................................      27.3       16.1       10.6
                                                                                    --------   --------   --------
 1                      PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND
                        TAXATION..................................................     290.8      245.2      205.5
 4                      Net interest payable and similar charges..................     (35.4)     (32.4)     (28.1)
                                                                                    --------   --------   --------
                        PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION.............     255.4      212.8      177.4
 5                      Taxation on profit on ordinary activities.................     (76.6)     (67.0)     (56.7)
                                                                                    --------   --------   --------
                        PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION..............     178.8      145.8      120.7
                        Minority interests........................................      (6.0)      (5.5)      (4.7)
                                                                                    --------   --------   --------
                        PROFIT ATTRIBUTABLE TO ORDINARY SHARE OWNERS..............     172.8      140.3      116.0
 6                      Ordinary dividends........................................     (24.0)     (19.6)     (15.7)
                                                                                    --------   --------   --------
                        RETAINED PROFIT FOR THE YEAR..............................     148.8      120.7      100.3
                                                                                    ========   ========   ========
 7                      EARNINGS PER SHARE........................................
                        Basic earnings per ordinary share.........................      22.9p      19.1p      15.8p
                                                                                    --------   --------   --------
                        Diluted earnings per ordinary share.......................      22.5p      18.8p      15.7p
                                                                                    --------   --------   --------
 6                      ORDINARY DIVIDEND PER SHARE...............................
                        Interim dividend..........................................       1.0p      0.84p       0.7p
                                                                                    --------   --------   --------
                        Final dividend............................................       2.1p      1.72p      1.43p
                                                                                    --------   --------   --------
                        EARNINGS PER ADR..........................................
                        Basic earnings per ADR....................................     114.5p      95.5p      79.0p
                                                                                    --------   --------   --------
                        Diluted earnings per ADR..................................     112.5p      94.0p      78.5p
                                                                                    --------   --------   --------
                        ORDINARY DIVIDEND PER ADR (NET)...........................
                        Interim...................................................       5.0p       4.2p       3.5p
                                                                                    --------   --------   --------
                        Final.....................................................      10.5p       8.6p       7.2p
                                                                                    ========   ========   ========

------------------------

The accompanying notes form an integral part of this profit and loss account.

No operations with a material impact on the Group's results were acquired or discontinued. There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners' funds are set out on page F-9.

Comparative figures in the profit and loss account have been restated following a change in the ratio of ordinary shares per ADR from 10 ordinary shares per ADR to five ordinary shares per ADR.

                        CONSOLIDATED CASH FLOW STATEMENT

              FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                                                        1999       1998       1997
NOTES                                                                                    LM         LM         LM
-----                                                                                 --------   --------   --------
          9             NET CASH INFLOW FROM OPERATING ACTIVITIES...................    348.5      256.0      283.0
                        Dividends received from associates..........................      4.3        3.4        2.8
         10             Return on investments and servicing of finance..............    (37.1)     (28.7)     (30.5)
                        United Kingdom and overseas tax paid........................    (58.4)     (59.0)     (54.0)
         10             Capital expenditure and financial investment................    (80.5)     (82.1)     (45.8)
         10             Acquisition payments........................................   (202.2)    (115.5)     (68.5)
                        Equity dividends paid.......................................    (21.1)     (16.6)     (13.5)
                                                                                       ------     ------     ------
                        NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING..................    (46.5)     (42.5)      73.5
         10             Net cash inflow/(outflow) from financing....................    270.0       78.1     (142.3)
                                                                                       ------     ------     ------
                        Increase/(decrease) in cash and overdrafts for the year.....    223.5       35.6      (68.8)
                        Translation difference......................................     (0.6)       0.9      (13.8)
                        Balance of cash and overdrafts at beginning of year.........    328.5      292.0      374.6
                                                                                       ------     ------     ------
                        BALANCE OF CASH AND OVERDRAFTS AT END OF YEAR...............    551.4      328.5      292.0
                                                                                       ======     ======     ======
                        RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS:...
                        INCREASE/(DECREASE) IN CASH AND OVERDRAFTS FOR THE YEAR.....    223.5       35.6      (68.8)
                        Cash inflow/(outflow) from (increase)/decrease in debt         (258.0)     (95.2)     126.1
                          financing.................................................
                        Other movements.............................................     (1.7)      (0.9)      (1.0)
                        Translation difference......................................     (6.2)       0.1      (20.8)
                                                                                       ------     ------     ------
                        MOVEMENT IN NET FUNDS IN THE YEAR...........................    (42.4)     (60.4)      35.5
          8             NET FUNDS AT BEGINNING OF YEAR..............................    134.3      194.7      159.2
                                                                                       ------     ------     ------
          8             NET FUNDS AT END OF YEAR....................................     91.9      134.3      194.7
                                                                                       ======     ======     ======

    The accompanying notes form an integral part of this cash flow statement.


          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

              FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

                                                                                        1999       1998       1997
NOTES                                                                                    LM         LM         LM
-----                                                                                 --------   --------   --------
                        Profit for the financial year...............................   172.8      140.3      116.0
 23                     Exchange adjustments on foreign currency net investments....   (31.2)       4.0      (40.1)
                                                                                       -----      -----      -----
                        TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE YEAR......   141.6      144.3       75.9
                                                                                       =====      =====      =====

    The accompanying note forms an integral part of this statement of total recognised gains and losses.

                           CONSOLIDATED BALANCE SHEET

                     AS AT 31 DECEMBER 1999, 1998 AND 1997

                                                                                      1999       1998       1997
NOTES                                                                                  LM         LM         LM
-----                                                                               --------   --------   --------
                        FIXED ASSETS
                        Intangible assets
 12                     Corporate brands..........................................     350.0      350.0      350.0
 12                     Goodwill..................................................     410.3      158.0         --
 13                     Tangible assets...........................................     196.7      166.7      143.5
 14                     Investments...............................................     356.9      268.2       70.5
                                                                                    --------   --------   --------
                                                                                     1,313.9      942.9      564.0
                                                                                    --------   --------   --------
                        CURRENT ASSETS
 15                     Stocks and work in progress...............................     113.5      107.3       99.7
 16                     Debtors...................................................   1,040.4      893.1      827.6
 17                     Debtors within working capital facility:
                        Gross debts...............................................     345.7      294.5      335.2
                        Non-returnable proceeds...................................    (214.1)    (209.2)    (211.7)
                                                                                    --------   --------   --------
                                                                                       131.6       85.3      123.5
                        Cash at bank and in hand..................................     607.0      423.9      364.5
                                                                                    --------   --------   --------
                                                                                     1,892.5    1,509.6    1,415.3
 18                     CREDITORS: amounts falling due within one year              (2,148.0)  (1,777.3)  (1,701.6)
                                                                                    --------   --------   --------
                        NET CURRENT LIABILITIES...................................    (255.5)    (267.7)    (286.3)
                                                                                    --------   --------   --------
                        TOTAL ASSETS LESS CURRENT LIABILITIES.....................   1,058.4      675.2      277.7
 19                     CREDITORS: amounts falling due after more than one year...    (652.5)    (401.5)    (221.5)
 20                     PROVISIONS FOR LIABILITIES AND CHARGES....................     (79.2)     (77.9)     (74.5)
                                                                                    --------   --------   --------
                        NET ASSETS/(LIABILITIES)..................................     326.7      195.8      (18.3)
                                                                                    --------   --------   --------
                        CAPITAL AND RESERVES
 22                     Called up share capital...................................      77.5       76.6       73.6
                        Share premium account.....................................     602.9      562.9      421.6
                        Goodwill write-off reserve................................        --         --   (1,160.4)
 23                     Other reserves............................................      (1.9)      28.5       78.4
                        Profit and loss account...................................    (360.3)    (480.3)     561.6
                                                                                    --------   --------   --------
                        EQUITY SHARE OWNERS' FUNDS................................     318.2      187.7      (25.2)
                        Minority interests........................................       8.5        8.1        6.9
                                                                                    --------   --------   --------
                        TOTAL CAPITAL EMPLOYED....................................     326.7      195.8      (18.3)
                                                                                    ========   ========   ========

------------------------

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board on 10 May 2000:

SIR MARTIN SORRELL

Group chief executive

P W G RICHARDSON

Group finance director

                 CONSOLIDATED STATEMENT OF SHARE OWNERS' FUNDS

              FOR THE YEARS ENDED 31 DECEMBER 1999, 1998 AND 1997

    Movements during the year were as follows:

                                                 ORDINARY    SHARE     GOODWILL                PROFIT
                                                  SHARE     PREMIUM    WRITE-OFF    OTHER     AND LOSS
                                                 CAPITAL    ACCOUNT     RESERVE    RESERVES   ACCOUNT     TOTAL
                                                    LM         LM         LM          LM         LM         LM
                                                 --------   --------   ---------   --------   --------   --------
BALANCE AT 1 JANUARY 1997......................    74.1      416.5     (1,068.8)    117.8        482.7      22.3

1997 movements

Ordinary shares issued.........................     0.2        5.1           --        --         (2.9)      2.4
Write-off of goodwill arising on consolidation
  in the year..................................    --           --        (91.6)       --           --     (91.6)
Currency translation movement..................    --           --           --     (40.1)          --     (40.1)
Retained profit for the financial year.........    --           --           --        --        100.3     100.3
Share buy-backs................................    (0.7)        --           --       0.7        (18.5)    (18.5)
                                                   ----      -----     --------     -----     --------    ------
BALANCE AT 31 DECEMBER 1997....................    73.6      421.6     (1,160.4)     78.4        561.6     (25.2)

1998 movements

Ordinary shares issued in respect of
  acquisitions.................................     3.1      129.6           --        --        (27.3)    105.4
Other ordinary shares issued...................     0.5       11.7           --        --         (8.1)      4.1
Transfers between reserves.....................    --           --      1,160.4     (54.5)    (1,105.9)       --
Currency translation movement..................    --           --           --       4.0           --       4.0
Retained profit for the financial year.........    --           --           --        --        120.7     120.7
Share buy-backs................................    (0.6)        --           --       0.6        (21.3)    (21.3)
                                                   ----      -----     --------     -----     --------    ------
BALANCE AT 31 DECEMBER 1998....................    76.6      562.9           --      28.5       (480.3)    187.7

1999 movements

Ordinary shares issued.........................     0.9       40.0           --       0.8        (28.8)     12.9
Currency translation movement..................    --           --           --     (31.2)          --     (31.2)
Retained profit for the financial year.........    --           --           --        --        148.8     148.8
                                                   ----      -----     --------     -----     --------    ------
BALANCE AT 31 DECEMBER 1999....................    77.5      602.9           --      (1.9)      (360.3)    318.2
                                                   ----      -----     --------     -----     --------    ------

               NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

1  SEGMENT INFORMATION

    The Group is the leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services. These services include advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. The Group derives a substantial proportion of its revenue and operating income from North America, the United Kingdom and Continental Europe and the Group's performance has historically been linked with the economic performance of these regions.

    Contributions by geographical area were as follows:

                                  1999      CHANGE      1998      CHANGE      1997
                                   LM         %          LM         %          LM
                                --------   --------   --------   --------   --------
TURNOVER
United Kingdom................  1,133.7      25.7       902.1      11.5       809.0
United States.................  4,021.3      13.8     3,534.9      11.9     3,159.7
Continental Europe............  2,230.2      21.1     1,841.2      19.6     1,539.0
Canada, Asia Pacific, Latin
  America, Africa & Middle
  East........................  1,960.7      13.9     1,721.9      (3.2)    1,779.6
                                -------      ----     -------     -----     -------
                                9,345.9      16.8     8,000.1       9.8     7,287.3
                                -------      ----     -------     -----     -------
REVENUE
United Kingdom................    434.7      10.5       393.5      17.8       334.0
United States.................    915.2      19.7       764.4       9.1       700.8
Continental Europe............    426.2       7.6       396.0      17.8       336.2
Canada, Asia Pacific, Latin
  America, Africa & Middle
  East........................    396.5       8.8       364.5      (3.0)      375.7
                                -------      ----     -------     -----     -------
                                2,172.6      13.3     1,918.4       9.8     1,746.7
                                -------      ----     -------     -----     -------
PBIT(1)
United Kingdom................     51.5      22.0        42.2      27.9        33.0
United States.................    139.0      24.6       111.6      26.2        88.4
Continental Europe............     55.8       1.5        55.0      37.2        40.1
Canada, Asia Pacific, Latin
  America, Africa & Middle
  East........................     44.5      22.3        36.4     (17.3)       44.0
                                -------      ----     -------     -----     -------
                                  290.8      18.6       245.2      19.3       205.5
                                -------      ----     -------     -----     -------

    There is no significant cross-border trading.

    Contributions by operating sector were as follows:

                                  1999      CHANGE      1998      CHANGE      1997
                                   LM         %          LM         %          LM
                                --------   --------   --------   --------   --------
TURNOVER
Advertising, media investment
  management..................  7,690.1      16.8     6,582.5       7.6     6,115.8
Information & consultancy.....    425.5       8.6       391.9      31.6       297.7
Public relations & public
  affairs.....................    199.1      20.9       164.7      44.0       114.4
Branding & identity,
  healthcare and specialist
  communications..............  1,031.2      19.8       861.0      13.4       759.4
                                -------      ----     -------      ----     -------
                                9,345.9      16.8     8,000.1       9.8     7,287.3
                                -------      ----     -------      ----     -------
REVENUE
Advertising, media investment
  management..................  1,013.1       6.5       951.3       4.1       914.1
Information & consultancy.....    419.7      14.3       367.2      23.3       297.7
Public relations & public
  affairs.....................    178.9      32.7       134.8      17.8       114.4
Branding & identity,
  healthcare and specialist
  communications..............    560.9      20.6       465.1      10.6       420.5
                                -------      ----     -------      ----     -------
                                2,172.6      13.3     1,918.4       9.8     1,746.7
                                -------      ----     -------      ----     -------
PBIT(1)
Advertising, media investment
  management..................    155.9      10.3       141.3       7.1       131.9
Information & consultancy.....     42.1       7.1        39.3      51.7        25.9
Public relations & public
  affairs.....................     23.9      52.2        15.7      70.7         9.2
Branding & identity,
  healthcare and specialist
  communications..............     68.9      40.9        48.9      27.0        38.5
                                -------      ----     -------      ----     -------
                                  290.8      18.6       245.2      19.3       205.5
                                -------      ----     -------      ----     -------

------------------------------

(1) PBIT: Profit on ordinary activities before interest and taxation.

    Profit before tax ('Income before income taxes') comprised the following:

                                                     1999       1998       1997
                                                      LM         LM         LM
                                                   --------   --------   --------
Domestic (UK)....................................    45.1       39.4       30.5
Foreign..........................................   210.3      173.4      146.9
                                                    -----      -----      -----
Income before income taxes.......................   255.4      212.8      177.4
                                                    -----      -----      -----

2  OPERATING COSTS

                                                 1999       1998       1997
                                                  LM         LM         LM
                                               --------   --------   --------
Total staff costs (note 3)...................  1,091.3      952.9      877.8
Establishment costs..........................    158.3      142.4      133.9
Other operating expenses (net)...............    341.3      307.2      262.0
Loss on sale of tangible fixed assets........      0.9        0.9        0.1
                                               -------    -------    -------
                                               1,591.8    1,403.4    1,273.8
                                               -------    -------    -------
Operating expenses include:
Depreciation.................................     42.2       33.7       29.1
                                               -------    -------    -------
Operating lease rentals:
Property (excluding real estate taxes).......     83.1       72.5       71.9
Plant and machinery..........................     19.6       16.4       15.0
                                               -------    -------    -------
                                                 102.7       88.9       86.9
                                               -------    -------    -------
Auditors' remuneration:
Audit fees
--Arthur Andersen............................      2.4        2.0        1.8
--other......................................      0.3        0.3        0.2
                                               -------    -------    -------
                                                   2.7        2.3        2.0
                                               -------    -------    -------
Fees in respect of other advisory work.......      3.7        2.8        2.4
                                               -------    -------    -------

    Fees paid to the auditors in respect of other advisory work include advice to the Group on taxation, acquisitions and, in 1999, on the implementation and structuring of 'LEAP' ('Leadership Equity Acquisition Plan').

MINIMUM COMMITTED ANNUAL RENTALS

    Amounts payable (net of taxes) in 2000 under the foregoing leases will be as follows:

                                                PLANT AND
                                                MACHINERY                         PROPERTY
                                      ------------------------------   ------------------------------
                                        2000       1999       1998       2000       1999       1998
                                         LM         LM         LM         LM         LM         LM
                                      --------   --------   --------   --------   --------   --------
In respect of operating leases which
  expire:
--within one year...................     4.7        5.1        3.9        4.8        7.0        6.5
--within two to five years..........    15.9       13.2       10.9       24.7       20.4       15.0
--after five years..................     1.5        0.2        0.6       65.8       49.2       49.8
                                        ----       ----       ----       ----       ----       ----
                                        22.1       18.5       15.4       95.3       76.6       71.3
                                        ----       ----       ----       ----       ----       ----

    Future minimum annual amounts payable (net of taxes) under lease commitments in existence at 31 December 1999 are as follows:

                                            MINIMUM      LESS
                                             RENTAL    SUB-LET      NET
                                            PAYMENTS   RENTALS    PAYMENT
                                               LM         LM         LM
                                            --------   --------   --------
Year ended 31 December
2000......................................   117.4       (8.6)     108.8
2001......................................   107.9       (6.9)     101.0
2002......................................   100.3       (6.5)      93.8
2003......................................    88.2       (6.1)      82.1
2004......................................    83.1       (6.0)      77.1
Later years (to 2010).....................   290.1      (21.0)     269.1
                                             -----      -----      -----
                                             787.0      (55.1)     731.9
                                             -----      -----      -----

3  OUR PEOPLE

   Our staff numbers averaged 27,711 against 25,589 in 1998, up 8.3%, including acquisitions. Their geographical distribution was as follows:

                                               1999       1998       1997
                                              NUMBER     NUMBER     NUMBER
                                             --------   --------   --------
United Kingdom.............................    4,439      3,973      3,625
United States..............................    8,033      7,082      6,571
Continental Europe.........................    5,650      4,922      4,291
Canada, Asia Pacific, Latin America, Africa
  & Middle East............................    9,589      9,612      8,422
                                              ------     ------     ------
                                              27,711     25,589     22,909
                                              ------     ------     ------

    At the end of 1999 staff numbers were 29,168 compared with 26,184 in 1998.

    Total staff costs were made up as follows:

                                                    1999       1998       1997
                                                     LM         LM         LM
                                                  --------   --------   --------
Wages and salaries..............................    763.6     666.4      615.4
Payments and provisions charged under short-and
  long-term incentive plans.....................     71.3      58.6       56.8
Social security costs...........................     86.3      76.7       70.4
Other pension costs.............................     27.7      20.7       20.2
Other staff costs...............................    142.4     130.5      115.0
                                                  -------     -----      -----
                                                  1,091.3     952.9      877.8
                                                  -------     -----      -----
Staff cost to revenue ratio.....................     50.2%     49.7%      50.3%
                                                  -------     -----      -----


4  NET INTEREST PAYABLE AND SIMILAR CHARGES

                                                      1999       1998       1997
                                                       LM         LM         LM
                                                    --------   --------   --------
On bank loans and overdrafts, and other loans
--repayable within five years, by instalments.....     3.7        2.0        1.2
--repayable within five years, not by
  instalments.....................................    16.0       21.1       23.8
--on all other loans (including corporate bond)...    14.1        6.9        1.4
                                                     -----      -----      -----
Interest payable..................................    33.8       30.0       26.4
Interest receivable...............................   (10.4)     (10.8)     (10.3)
                                                     -----      -----      -----
Net interest payable..............................    23.4       19.2       16.1
Charges in respect of working capital
  facilities......................................    12.0       13.2       12.0
                                                     -----      -----      -----
                                                      35.4       32.4       28.1
                                                     -----      -----      -----

    Net interest payable increased to L23.4 million from L19.2 million, reflecting the increased level of acquisitions and share repurchases during the year.

    Interest on the majority of the Group's borrowings, other than the USA bond, is payable at a margin of between 0.20% and 0.55% over relevant LIBOR depending on certain covenant conditions being met and, for a significant proportion of borrowings, is hedged to January 2003 at US dollar LIBOR rates of 6.25% or less (excluding margin costs).

    The majority of the Group's long-term debt is represented by $300 million of USA bonds at a weighted average interest rate of 6.71%. Average borrowings under the $500 million Syndicated Revolving Credit Facility amounted to $228 million at an average interest rate of 6.1% (1998: 5.7%, 1997: 6.2%) inclusive of margin.

    Derivative financial instruments

    The Group entered into various types of US dollar interest rate contracts in managing its interest rate risk, as below. The rates below exclude margin costs.

SWAPS                                       1999       1998       1997
-----                                     --------   --------   --------
Notional principal amount...............  $350M      $350m      $350m
Average pay rate........................  6.17%      5.84%      5.84%
Average receive rate....................  LIBOR      LIBOR      LIBOR
Average term............................  5 MNTHS    6 mnths    6 mnths
Latest maturity date....................  JAN 2003   Jan 2003   Jan 2003
                                          --------   --------   --------

    The Group enters into interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate debt. Under the swap agreements the Group agrees with other parties to exchange, at specified intervals, the difference between the fixed strike rate and prevailing relevant floating US dollar LIBOR calculated by reference to the agreed notional principal amount.

    The differential paid or received by the Group on the swap agreements is charged/ (credited) to interest expense in the year to which it relates.

    The term of such instruments is not greater than the term of the debt being hedged and any anticipated refinancing or extension of the debt.

    The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group's policy of selecting only counterparties with high credit ratings.

    Other than the above, the Group has no significant utilisation of derivative financial instruments.

    The fair value of derivatives is disclosed in note 21.

5  TAX ON PROFIT ON ORDINARY ACTIVITIES

    The tax charge is based on the profit for the year and comprises:

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
Corporation tax at 30.25% (1998: 31.0%, 1997:
  31.5%).......................................    12.4       12.9        6.1
Deferred taxation..............................    (0.7)        --       (2.6)
Overseas taxation..............................    56.5       51.4       52.0
Tax on profits of associate companies..........     8.1        6.8        3.9
Write-back of previously written-off ACT.......      --       (4.1)      (2.7)
Advance corporation tax written off............     0.3         --         --
                                                  -----      -----      -----
                                                   76.6       67.0       56.7
                                                  -----      -----      -----
Effective tax rate on profit before tax........   30.0%      31.5%      32.0%
                                                  -----      -----      -----

    Reconciliation of the Group's tax to the United Kingdom statutory tax rate:

                                                       1999       1998       1997
                                                        LM         LM         LM
                                                     --------   --------   --------
Tax on pre-tax income at statutory rates of 30.25%
  (1998 31.0% and 1997: 31.5%).....................    77.3       66.0       55.9
Effects of:
Permanent differences between expenditures charged
  in arriving at income and expenditures allowed
  for tax purposes.................................    (3.4)       4.3        2.6
Utilisation of tax losses brought forward..........    (4.7)      (5.6)      (4.1)
Unused tax losses carried forward..................     6.3        4.6        3.8
Differences between UK and overseas statutory
  standard tax rates...............................     0.8        1.8        1.2
Write-back of previously written-off ACT...........      --       (4.1)      (2.7)
Advance corporation tax written off................     0.3         --         --
                                                       ----       ----       ----
Tax on profit on ordinary activities...............    76.6       67.0       56.7
                                                       ----       ----       ----

6  ORDINARY DIVIDENDS

                                      1999       1998       1997
                                    --------   --------   --------     1999       1998       1997
                                           PENCE PER SHARE              LM         LM         LM
                                    ------------------------------   --------   --------   --------
Interim dividend paid.............    1.0P      0.84p      0.70p        7.8        6.2        5.2
Final dividend proposed...........    2.1P      1.72p      1.43p       16.2       13.4       10.5
                                      ----      -----      -----       ----       ----       ----
                                      3.1P      2.56p      2.13p       24.0       19.6       15.7
                                      ----      -----      -----       ----       ----       ----

    No ACT is payable in respect of the 1998 final dividend and the 1999 dividends, owing to the abolition of ACT with effect from April 1999.

7  EARNINGS PER ORDINARY SHARE

    Basic and diluted earnings per share have been calculated in accordance with FRS 14 "Earnings per Share".

    Basic earnings per share have been calculated using earnings of L172.8 million

    (1998: L140.3 million, 1997: L116.0 million) and weighted average shares in issue during the year of 753,324,054 shares (1998: 735,700,122 shares, 1997:
732,426,990 shares).

    Diluted earnings per share have been calculated using earnings of L172.8 million

    (1998: L140.3 million, 1997: L116.0 million) on a weighted average of 768,691,993 shares (1998: 746,939,733 shares, 1997: 738,922,627 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings.

    Basic and diluted earnings per ADR have been calculated using the same method as for earnings per share, multiplied by a factor of five. The comparative figures have been restated following a change in the ratio of ordinary shares per ADR from 10 ordinary shares per ADR to five ordinary shares per ADR.

           NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

8  SOURCES OF FINANCE

    The following table is a supplementary disclosure to the consolidated cash flow statement, summmarising the equity and debt financing of the Group, and changes during the year.

                                1999       1999       1998       1998       1997       1997
                               SHARES      DEBT      SHARES      DEBT      SHARES      DEBT
                                 LM         LM         LM         LM         LM         LM
                              --------   --------   --------   --------   --------   --------
ANALYSIS OF CHANGES IN
  FINANCING
Beginning of year...........   639.5      194.2      495.2       97.3      490.6       215.4
Shares issued in respect of
  acquisitions..............      --         --      132.7         --         --          --
Other issues of share
  capital...................    40.9         --       12.2         --        5.3          --
Shares bought back and
  cancelled.................      --         --       (0.6)        --       (0.7)         --
Repayment of bank loans.....      --         --         --         --         --       (18.5)
Increase/(reduction) in
  drawings on bank loans....      --      258.0         --       97.3         --      (106.4)
Amortisation/(payment) of
  financing costs included
  in net debt...............      --        1.7         --       (1.2)        --        (0.2)
Exchange adjustments on
  long-term borrowings......      --        5.6         --        0.8         --         7.0
                               -----      -----      -----      -----      -----      ------
END OF YEAR.................   680.4      459.5      639.5      194.2      495.2        97.3
                               =====      =====      =====      =====      =====      ======

    The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

SHARES

    At 31 December 1999, the Company's share base was entirely composed of ordinary equity share capital and share premium of L680.4 million (1998:
L639.5 million, 1997: L495.2 million), further details of which are disclosed on pages F-9 and F-16.

DEBT

    USA BOND The Group has in issue US$200 million of 6.625% Notes due 2005 and US$100 million of 6.875% Notes due 2008.

    REVOLVING CREDIT FACILITY The Group's debt is also funded by a $500 million syndicated Revolving Credit Facility dated July 1998. The facility is due to expire in July 2002. The Group's syndicated borrowings drawn down under the agreement averaged $228 million during the year.

    REVOLVING FACILITY AGREEMENT During the year, the Group entered into a further Revolving Facility Agreement for US$150 million. This facility has a 365-day maturity.

    Borrowings under the Revolving Credit Facility and the Revolving Facility Agreement are governed by certain financial covenants based on the results and financial position of the Group.

    The following table is an analysis of net funds with debt analysed by year of repayment:

                                              CHANGE                CHANGE
                                    1999     IN YEAR      1998     IN YEAR      1997
                                     LM         LM         LM         LM         LM
                                  --------   --------   --------   --------   --------
DEBT
Within one year.................    (92.7)     (92.7)        --        9.3       (9.3)
Between one and two years.......       --         --         --         --         --
Between two and five years......   (183.1)    (168.0)     (15.1)      71.9      (87.0)
Over five years--by
  instalments...................   (183.7)      (4.6)    (179.1)    (178.1)      (1.0)
                                   ------     ------     ------     ------     ------
DEBT FINANCING UNDER THE CREDIT
  FACILITY AGREEMENT AND FROM
  UNSECURED LOAN NOTES..........   (459.5)    (265.3)    (194.2)     (96.9)     (97.3)
Short-term overdrafts--within
  one year......................    (55.6)      39.8      (95.4)     (22.9)     (72.5)
Cash at bank and in hand........    607.0      183.1      423.9       59.4      364.5
                                   ------     ------     ------     ------     ------
NET FUNDS.......................     91.9      (42.4)     134.3      (60.4)     194.7
                                   ======     ======     ======     ======     ======

    Analysis of fixed and floating rate debt by currency:

                                                FIXED     FLOATING     PERIOD
                                      LM       RATE(1)     BASIS     (MONTHS)(1)
                                   --------    --------   --------   -----------
CURRENCY
US$..............................   401.7(2)     6.42%       n/a          52
US$..............................   136.6         n/a      LIBOR         n/a
L................................   132.0         n/a      LIBOR         n/a
Other............................     3.3         n/a     various        n/a
                                    -----        ----      -----         ---
                                    673.6
                                    =====        ====      =====         ===

------------------------------

(1) Weighted average

(2) Including drawings on working capital facility as described on page F-14.



9  RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING
   ACTIVITIES

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
OPERATING PROFIT...............................   263.5       229.1      194.9
Depreciation charge (note 13)..................    42.2        33.7       29.1
Decrease/(increase) in working capital and
  provisions...................................    41.9        (7.7)      58.9
Loss on sale of tangible fixed assets..........     0.9         0.9        0.1
                                                  -----      ------     ------
NET CASH INFLOW FROM OPERATING ACTIVITIES......   348.5       256.0      283.0
                                                  =====      ======     ======

    The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
CHANGES IN WORKING CAPITAL AND PROVISIONS
(Increase)/decrease in stocks and work in
  progress.....................................     (1.5)      0.2        (2.5)
(Increase)/decrease in debtors.................   (165.3)     23.9       (66.3)
Increase/(decrease) in creditors
  --short term.................................    155.4     (29.2)      120.0
  --long term..................................     43.2      (7.9)        6.9
Increase in provisions.........................     10.1       5.3         0.8
                                                  ------     -----      ------
DECREASE/(INCREASE) IN WORKING CAPITAL AND
  PROVISIONS...................................     41.9      (7.7)       58.9
                                                  ======     =====      ======

10 ANALYSIS OF NON-OPERATING CASH FLOWS
    The following tables analyse the items included within the main cash flow headings on page F-7.

                                                  1999       1998       1997
                                                   LM         LM         LM
                                                --------   --------   --------
RETURN ON INVESTMENTS AND SERVICING OF
  FINANCE.....................................
Interest and similar charges paid.............    (42.0)     (36.8)     (39.9)
Interest received.............................      9.3       10.6       10.6
Dividends paid to minorities..................     (4.4)      (2.5)      (1.2)
                                                 ------     ------     ------
NET CASH OUTFLOW..............................    (37.1)     (28.7)     (30.5)
                                                 ======     ======     ======
CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT..................................
Purchase of tangible fixed assets (note 13)...    (64.6)     (51.6)     (36.3)
Purchase of own shares by ESOP trust (note
  14).........................................    (17.9)     (33.3)     (12.7)
Proceeds from sale of tangible fixed assets...      2.0        2.8        3.2
                                                 ------     ------     ------
NET CASH OUTFLOW..............................    (80.5)     (82.1)     (45.8)
                                                 ======     ======     ======
ACQUISITION PAYMENTS
Cash consideration for acquisitions...........   (242.2)    (111.8)     (51.3)
Less cash acquired............................     51.8        6.1        0.1
Net purchase of other investments.............    (11.8)      (9.8)     (17.3)
                                                 ------     ------     ------
                                                 (202.2)    (115.5)     (68.5)
                                                 ======     ======     ======
FINANCING ACTIVITIES
Net repayment of bank loans...................       --         --      (18.5)
Increase/(reduction) in drawings on bank
  loans.......................................    258.0      (81.4)    (106.4)
Share buy-backs...............................       --      (21.3)     (18.5)
Financing costs...............................       --       (2.3)      (1.3)
Proceeds from issue of shares.................     12.0        4.3        2.4
Proceeds from issue of bond...................       --      178.8         --
                                                 ------     ------     ------
NET CASH INFLOW/(OUTFLOW).....................    270.0       78.1     (142.3)
                                                 ======     ======     ======

    Long-term debt repayments are due as follows:

                                                             1999
                                                              LM
                                                             -----
2000.......................................................   92.7
2001.......................................................     --
2002.......................................................  183.1
2003.......................................................     --
2004.......................................................     --
2005 and beyond............................................  183.7
                                                             =====

11  SEGMENT INFORMATION

    Assets by geographical area were as follows:

                                                                NON-INTEREST BEARING
                              TOTAL ASSETS EMPLOYED             ASSETS/(LIABILITIES)
                          ------------------------------   ------------------------------
                            1999       1998       1997       1999       1998       1997
                             LM         LM         LM         LM         LM         LM
                          --------   --------   --------   --------   --------   --------
United Kingdom..........    624.6      436.9      356.0      143.2       54.0       31.2
United States...........    962.4      623.4      515.8     (324.0)    (359.9)    (420.5)
Continental Europe......    714.7      621.2      489.0      144.4       95.6       61.9
Canada, Asia Pacific,
Latin America,
Africa & Middle
East................        904.7      771.0      618.5      271.2      271.8      114.4
                          -------    -------    -------     ------     ------     ------
                          3,206.4    2,452.5    1,979.3      234.8       61.5     (213.0)
                          =======    =======    =======
Net interest bearing
  funds.................                                      91.9      134.3      194.7
                                                            ------     ------     ------
NET ASSETS/(LIABILITIES)
  IN THE CONSOLIDATED
  BALANCE SHEET.........                                     326.7      195.8      (18.3)
                                                            ======     ======     ======

    Assets by operating sector were as follows:

                                                                NON-INTEREST BEARING
                              TOTAL ASSETS EMPLOYED             ASSETS/(LIABILITIES)
                          ------------------------------   ------------------------------
                            1999       1998       1997       1999       1998       1997
                             LM         LM         LM         LM         LM         LM
                          --------   --------   --------   --------   --------   --------
Advertising, media
  investment
  management............  1,850.8    1,616.0    1,461.7     (259.3)    (139.2)    (212.2)
Information &
  consultancy...........    455.0      294.8      157.7      173.5       71.8      (11.3)
Public relations &
  public affairs........    247.7      167.8       81.4      121.4       68.3       11.7
Branding & identity,
  healthcare and
  specialist
  communications........    652.9      373.9      278.5      199.2       60.6       (1.2)
                          -------    -------    -------     ------     ------     ------
                          3,206.4    2,452.5    1,979.3      234.8       61.5     (213.0)
                          =======    =======    =======
Net interest bearing
  funds.................                                      91.9      134.3      194.7
                                                            ------     ------     ------
NET ASSETS/(LIABILITIES)
  IN THE CONSOLIDATED
  BALANCE SHEET.........                                     326.7      195.8      (18.3)
                                                            ======     ======     ======

    Certain items, including the valuation of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

12  INTANGIBLE FIXED ASSETS

                                                    1999       1998       1997
                                                     LM         LM         LM
                                                  --------   --------   --------
CORPORATE BRAND NAMES...........................   350.0      350.0      350.0
                                                   =====      =====      =====

    Corporate brand names represent J. Walter Thomson, Hill and Knowlton and Ogilvy & Mather Worldwide. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible fixed assets as stated on page F-4.

                                                                 LM
                                                              --------
GOODWILL

1 January 1998..............................................      --
Additions...................................................   158.0
31 December 1998............................................   158.0
Additions...................................................   252.3
                                                               -----
31 DECEMBER 1999............................................   410.3
                                                               =====

    Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 14.

13  TANGIBLE FIXED ASSETS

    The movements in 1999 and 1998 were as follows:

                            LAND AND BUILDINGS    FIXTURES,
                           --------------------   FITTINGS
                                        SHORT        AND      COMPUTER
                           FREEHOLD   LEASEHOLD   EQUIPMENT   EQUIPMENT    TOTAL
COST:                         LM         LM          LM          LM          LM
-----                      --------   ---------   ---------   ---------   --------
1 January 1998...........    12.0       113.1        82.5       107.9      315.5
Additions................     0.1        13.3        13.4        24.8       51.6
New acquisitions.........     0.1         2.4         5.5         4.3       12.3
Disposals................    (0.6)       (2.6)       (2.6)       (6.3)     (12.1)
Exchange adjustments.....      --        (1.3)       (0.5)        0.9       (0.9)
                             ----       -----       -----       -----      -----
31 December 1998.........    11.6       124.9        98.3       131.6      366.4
Additions................     0.3        13.0        15.3        36.0       64.6
New acquisitions.........     0.4         5.0         7.7         5.3       18.4
Disposals................      --        (2.8)       (3.0)       (7.7)     (13.5)
Exchange adjustments.....     0.1         1.5         0.6        (1.0)       1.2
                             ----       -----       -----       -----      -----
31 DECEMBER 1999.........    12.4       141.6       118.9       164.2      437.1
                             ====       =====       =====       =====      =====

                            LAND AND BUILDINGS    FIXTURES,
                           --------------------   FITTINGS
                                        SHORT        AND      COMPUTER
                           FREEHOLD   LEASEHOLD   EQUIPMENT   EQUIPMENT    TOTAL
COST:                         LM         LM          LM          LM          LM
-----                      --------   ---------   ---------   ---------   --------
Depreciation:
1 January 1998...........     2.4        45.8        51.6        72.2      172.0
New acquisitions.........      --         1.7         0.5         0.4        2.6
Charge...................     0.7         5.1        11.4        16.5       33.7
Disposals................      --        (1.5)       (1.6)       (5.3)      (8.4)
Exchange adjustments.....    (0.3)       (0.2)         --         0.3       (0.2)
                             ----       -----       -----       -----      -----
31 December 1998.........     2.8        50.9        61.9        84.1      199.7
New acquisitions.........     0.1         2.2         3.5         2.4        8.2
Charge...................     0.3         8.7        11.8        21.4       42.2
Disposals................      --        (1.9)       (2.0)       (6.7)     (10.6)
Exchange adjustments.....     0.1         1.0         0.4        (0.6)       0.9
                             ----       -----       -----       -----      -----
31 DECEMBER 1999.........     3.3        60.9        75.6       100.6      240.4
                             ====       =====       =====       =====      =====

Net book value:
31 DECEMBER 1999.........     9.1        80.7        43.3        63.6      196.7
                             ----       -----       -----       -----      -----
31 December 1998.........     8.8        74.0        36.4        47.5      166.7
                             ----       -----       -----       -----      -----
1 January 1998...........     9.6        67.3        30.9        35.7      143.5
                             ====       =====       =====       =====      =====

    Leased assets (other than leasehold property) included above have a net book value of L3.1 million (1998: L2.3 million, 1997 L1.8 million).
    At the end of the year, capital commitments contracted, but not provided for were:

                                                       1999       1998       1997
                                                        LM         LM         LM
                                                     --------   --------   --------
Capital commitments................................    1.4        0.6        2.2
                                                       ===        ===        ===

                                      F-13

14  FIXED ASSET INVESTMENTS

   The following are included in the net book value of fixed asset investments:

                                             GOODWILL
                                                ON
                                 ASSOCIATE   ASSOCIATE               OTHER
                                  UNDER-      UNDER-       OWN      INVEST-
                                  TAKINGS     TAKINGS     SHARES     MENTS      TOTAL
                                    LM          LM          LM         LM         LM
                                 ---------   ---------   --------   --------   --------
1 January 1998.................     22.7          --       27.0       20.8       70.5
Additions......................     52.4          --       33.3       13.7       99.4
Goodwill arising on acquisition
  of new associates............       --        90.6         --         --       90.6
Share of profits after tax of
  associate undertakings.......      9.3          --         --         --        9.3
Dividends and other movements..     (8.0)         --         --        2.5       (5.5)
Exchange adjustments...........     10.0          --         --         --       10.0
Disposals......................       --          --       (2.2)      (3.9)      (6.1)
                                   -----       -----       ----       ----      -----
31 December 1998...............     86.4        90.6       58.1       33.1      268.2
Additions......................      2.6          --       17.9       19.2       39.7
Goodwill arising on acquisition
  of new associates............       --        40.5         --         --       40.5
Share of profits after tax of
  associate undertakings.......     19.2          --         --         --       19.2
Dividends and other movements..     (6.3)         --         --       (1.5)      (7.8)
Exchange adjustments...........      7.6          --         --         --        7.6
Disposals......................     (2.3)         --       (4.7)      (3.5)     (10.5)
                                   -----       -----       ----       ----      -----
31 DECEMBER 1999...............    107.2       131.1       71.3       47.3      356.9
                                   =====       =====       ====       ====      =====

    The Group's principal associate undertakings include:

                                                          COUNTRY OF
                                         % CONTROLLED    INCORPORATION
                                         ------------   ---------------
Asatsu-DK..............................      20.0       Japan
Batey Ads (Pte) Limited................      30.0       Singapore
Chime Communications PLC...............      29.9       United Kingdom
High Co S.A.(1)........................      30.0       France
IBOPE Group............................      31.0       Brazil
Ogilvy & Mather Rightford Pty
  Limited..............................      40.0       South Africa
Singleton, Ogilvy & Mather (Holdings)
  Pty Limited..........................      40.7       Australia
                                             ----       --------------

------------------------------

(1) acquired in 1999

    The Company's holdings of own shares are stated at cost and represent purchases by the Employee Share Option Plan ('ESOP') trust of shares in WPP Group plc for the purpose of funding certain of the Group's long-term incentive plan liabilities.

    The trustees of the ESOP purchase the Company's ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.
    The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 1999 was 27,888,766, (1998: 25,532,484, 1997:
16,456,119) and L273.6 million (1998: L93.4 million, 1997: L44.3 million)
respectively.

    The market value of the Group's shares in its principal listed associate undertakings at 31 December 1999 was as follows: Asatsu-DK--L419.6 million, Chime Communications PLC--L61.6 million, High Co S.A.--L28.7 million. The Group's investments in its principal associate undertakings are represented by ordinary shares.

    Other investments include a UK listed investment of L24.3 million (1998:
L19.9 million, 1997: L14.3 million). This represents an interest of 18.1% (1998:
17.9%, 1997: 13.7%) in the ordinary share capital of Tempus Group PLC, Europe's second largest independent media buyer.

15  STOCKS AND WORK IN PROGRESS

    The following are included in the net book value of stocks and work in progress:

                                                     1999       1998       1997
                                                      LM         LM         LM
                                                   --------   --------   --------
Work in progress.................................   110.4      104.5       97.0
Stocks...........................................     3.1        2.8        2.7
                                                    -----      -----       ----
                                                    113.5      107.3       99.7
                                                    -----      -----       ----

16  DEBTORS

   The following are included in debtors:

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade debtors outside working capital
  facility.....................................    770.0     678.9      633.9
VAT and sales taxes recoverable................     13.5       4.0        7.2
Corporate income taxes recoverable.............      8.7       9.9        6.5
Other debtors..................................    143.4     126.5      103.3
Prepayments and accrued income.................     64.3      46.8       53.5
                                                 -------     -----      -----
                                                   999.9     866.1      804.4
                                                 -------     -----      -----
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
  (NON-INTEREST BEARING)
Other debtors..................................     34.7      20.5       18.9
Prepayments....................................      5.8       6.5        4.3
                                                 -------     -----      -----
                                                    40.5      27.0       23.2
                                                 -------     -----      -----
                                                 1,040.4     893.1      827.6
                                                 -------     -----      -----

MOVEMENTS ON BAD DEBT PROVISIONS WERE AS FOLLOWS:

                                                       1999       1998       1997
                                                        LM         LM         LM
                                                     --------   --------   --------
Balance at beginning of year.......................    16.5       15.6       14.7
Charged/(credited):
  To costs and expenses............................     4.0        4.6        6.6
  Exchange adjustments.............................    (0.1)      (0.4)      (0.5)
Other..............................................    (3.8)      (3.3)      (5.2)
                                                       ----       ----       ----
Balance at end of year.............................    16.6       16.5       15.6
                                                       ----       ----       ----

    The allowance for doubtful debts is equivalent to 1.8% (1998: 2.1%, 1997:
2.0%) of gross trade accounts receivable.

17  DEBTORS WITHIN WORKING CAPITAL FACILITY

    The following are included in debtors within the Group's working capital facilities:

                                                  1999       1998       1997
                                                   LM         LM         LM
                                                --------   --------   --------
Gross debts...................................    345.7      294.5      335.2
Non-returnable proceeds.......................   (214.1)    (209.2)    (211.7)
                                                 ------     ------     ------
                                                  131.6       85.3      123.5
                                                 ------     ------     ------

    Within the Group's overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts, held by one of the Group's subsidiaries, to a trust for the benefit of the providers of this working capital facility. The financing provided against this pool takes into account, inter alia, the risks that may be attached to individual debtors and the expected collection period.

    The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default in payment by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

18  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

    The following are included in creditors falling due within one year:

                                           1999       1998       1997
                                            LM         LM         LM
                                         --------   --------   --------
Bank loans and overdrafts (note 8).....    148.3       95.4       81.8
Trade creditors........................  1,315.0    1,102.4    1,113.0
Corporate income taxes payable.........     34.6       50.0       49.2
Other taxation and social security.....     68.9       52.0       58.5
Dividends proposed.....................     16.2       13.4       10.5
Payments due to vendors (note 24)......     41.2       14.3        9.1
Other creditors and accruals...........    398.0      338.7      282.2
Deferred income........................    125.8      111.1       97.3
                                         -------    -------    -------
                                         2,148.0    1,777.3    1,701.6
                                         -------    -------    -------

    Bank loans and overdrafts include overdrafts of L55.6 million (1998:
L95.4 million, 1997: L72.5 million).

19  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

    The following are included in creditors falling due after more than one year:

                                                1999       1998       1997
                                                 LM         LM         LM
                                              --------   --------   --------
Bank loans (note 8).........................   366.8      194.2       88.0
Corporate income taxes payable..............   122.9       91.3       75.3
Payments due to vendors (note 24)...........   131.2       83.6       25.3
Other creditors and accruals................    31.6       32.4       32.9
                                               -----      -----      -----
                                               652.5      401.5      221.5
                                               =====      =====      =====

20  PROVISIONS FOR LIABILITIES AND CHARGES, AND CONTINGENT LIABILITIES

    The movement in the year on provisions comprises:

                                                         LONG-
                                            PENSION      TERM
                                 DEFERRED     AND      INCENTIVE
                                 TAXATION    OTHER       PLANS      TOTAL
                                    LM         LM         LM          LM
                                 --------   --------   ---------   --------
1 January 1998.................     8.4       43.3        22.8       74.5
Charged to the profit and loss
  account......................     0.4        5.8        11.2       17.4
New acquisitions...............      --        0.2          --        0.2
Utilised.......................    (0.9)      (4.0)      (12.2)     (17.1)
Transfers......................     0.7        1.3          --        2.0
Exchange adjustments...........     0.1        0.8          --        0.9
                                   ----       ----       -----      -----
31 December 1998...............     8.7       47.4        21.8       77.9
(Credited)/charged to the
  profit and loss account......    (0.7)       7.3        15.2       21.8
New acquisitions...............      --        0.8          --        0.8
Utilised.......................    (0.6)      (4.4)      (14.4)     (19.4)
Transfers......................    (2.5)       2.6          --        0.1
Exchange adjustments...........    (0.2)      (1.8)         --       (2.0)
                                   ----       ----       -----      -----
31 DECEMBER 1999...............     4.7       51.9        22.6       79.2
                                   ====       ====       =====      =====

DEFERRED TAXATION

    Deferred tax has been provided to the extent that the directors have concluded that it is probable that liabilities will crystallise. No provision is made for tax that would arise on the remittance of overseas earnings. There is no material unprovided deferred tax at 31 December 1999.

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
Deferred tax assets:
  Unutilised tax losses........................     7.7       13.3       24.6
  Deferred compensation........................    32.2       29.0       28.4
  Acquisition related provisions (principally
    property, working capital and staff-related
    liabilities)...............................     5.4        8.8        9.0
  Advance corporation tax written off..........     0.3         --        4.1
  Other........................................     7.8        7.6        5.3
                                                   ----       ----       ----
                                                   53.4       58.7       71.4
Less:
  Provision against deferred tax assets........    30.8       36.1       55.5
Deferred tax liabilities:
  Accelerated capital allowances...............     5.2        5.6        5.5
  Interest receivable..........................    17.2       16.1       10.9
  Other........................................     4.9        9.6        7.9
                                                   ----       ----       ----
  Temporary timing differences.................    27.3       31.3       24.3
                                                   ----       ----       ----
                                                    4.7        8.7        8.4
                                                   ====       ====       ====

    The provision against deferred tax assets represents a provision for uncertainty as to the realisation of the Group's deferred tax assets. The net decrease in the year in the total provision was L5.3 million (1998:
L19.4 million, 1997: L10.9 million).

    Unutilised tax losses include tax losses arising in the US. These losses do not expire for more than 10 years. UK losses may be carried forward for an indefinite period. The life of losses carried forward in other international jurisdictions varies according to local tax laws. Deferred tax liabilities and assets attributable to different tax jurisdictions have not been offset.

PENSION PROVISIONS AND PENSION ARRANGEMENTS

    Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The schemes are administered by trustees and, in most cases, are independent of the Group.

    Pension and other provisions relate primarily to unfunded pension costs which are provided for in the Group's balance sheet, and arise mainly in the United States and Continental Europe.

    The Group's pension costs are analysed as follows:

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
Defined contribution schemes...................    21.4       14.7       13.2
Defined benefit schemes........................     6.4        5.9        7.0
                                                   ----       ----       ----
                                                   27.8       20.6       20.2
                                                   ====       ====       ====

    Where defined benefit schemes exist the pension cost is assessed in accordance with the advice of qualified actuaries using the projected unit credit and attained age methods. The latest actuarial assessments of the schemes were undertaken within the last three years.

    Actuarial valuations in aggregate over the last three years are as follows:

                                               1999            1998            1997
                                                PER             PER             PER
                                               ANNUM           ANNUM           ANNUM
                                           -------------   -------------   -------------
ASSUMPTIONS
Return on plan assets....................              9%              9%              9%
Salary increases.........................            2-8%            3-8%            5-8%
Pension increases........................            3-6%            3-6%            3-6%
ASSESSMENTS
Market value of plan assets at year
  end....................................          L176M           L129m           L128m
Value of assets to benefits ratio........            100%            102%            100%
                                           -------------   -------------   -------------

    The information required to be disclosed in accordance with SFAS No.132 concerning the funded status of the Group's defined benefit schemes at 31 December 1999 is shown on F-20.

20  PROVISIONS FOR LIABILITIES AND CHARGES, AND CONTINGENT LIABILITIES
    (CONTINUED)

OTHER PROVISIONS

    Long-term incentive plans are operated by certain of the Group's subsidiaries, the provision representing accrued compensation to 31 December 1999 that may become payable after more than one year.

CONTINGENT LIABILITIES

    The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

21  FAIR VALUE OF FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

    The fair value of derivatives, based on the amount that would be receivable or (payable) if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

                       31 MARCH 2000   31 DECEMBER 1999   31 DECEMBER 1998
                           SWAPS            SWAPS              SWAPS
                            LM                LM                 LM
                       -------------   ----------------   ----------------
Fair value...........       3.7              2.1                (6.9)
Book value...........       NIL              nil                 nil

NON-DERIVATIVE FINANCIAL INSTRUMENTS

    The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 1999 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

    The Group has used the methods and assumptions detailed below to estimate the fair values of the Group's financial instruments.

    Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings--considered to approximate to fair value because of the short maturity of such instruments.

    Long-term borrowings--fair value at 31 December 1999 L171.7 million, based on estimates received from the Group's external advisers. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

22  AUTHORISED AND ISSUED SHARE CAPITAL

                             1999                  1998                  1997
                            NUMBER      1999      NUMBER      1998      NUMBER      1997
                              M          LM         M          LM         M          LM
                           --------   --------   --------   --------   --------   --------
AUTHORISED
Equity ordinary shares of
  10p each...............   1,250      125.0      1,250      125.0      1,000      100.0
                            -----      -----      -----      -----      -----      -----
ISSUED
Equity ordinary shares of
  10p each...............   774.5       77.5      766.5       76.6      736.3       73.6
                            =====      =====      =====      =====      =====      =====

SHARE OPTIONS

    As at 31 December 1999, unexercised options totalling 26,647,209 have been granted under the WPP Executive Share Option Scheme as follows:

NUMBER OF ORDINARY          EXERCISE PRICE
SHARES UNDER OPTION          PER SHARE (L)           EXERCISE DATES
---------------------   -----------------------  -----------------------
   7,012                         5.430                  1995-2000
   19,549                        3.970                  1995-2000
   92,751                        1.330                  1996-2001
   164,339                       0.560                  1997-2002
   116,052                       0.295                  1995-2002
   85,387                        1.020                  1996-2003
   38,657                        1.150                  1997-2004
   2,203,028                     1.190                  1997-2004
   1,181,193                     1.080                  1998-2005
   4,471,445...                  1.540                  1998-2005
   1,216,829...                  2.140                  1999-2006
   4,441,626...                  2.335                  1999-2006
   37,014......                  2.535                  2000-2007
   5,011,830...                  2.835                  2000-2007
   25,110......                  3.030                  2001-2008
   4,904,852...                  2.930                  2001-2008
   51,100......                  3.270                  2001-2008
   430,484.....                  5.185                  2002-2009
   2,148,951...                  5.700                  2002-2009

    As at 31 December 1999, unexercised options totalling 6,293,625 have been granted under the WPP Worldwide Share Ownership Programme as follows:

NUMBER OF ORDINARY          EXERCISE PRICE
SHARES UNDER OPTION          PER SHARE (L)           EXERCISE DATES
---------------------   -----------------------  -----------------------
   1,955,925                     2.695                  2000-2007
   2,498,625...                  3.030                  2001-2008
   1,839,075...                  5.315                  2002-2009

    A further grant was made on 21 March 2000 of 317,008 options at L10.77 exercisable between 2003 and 2010.

    The aggregate status of the WPP Share Option Schemes during 1999 was as follows:

MOVEMENT ON OPTIONS GRANTED

      1 JANUARY                                               31 DECEMBER
        1999             GRANTED     EXERCISED     LAPSED        1999
       NUMBER            NUMBER       NUMBER       NUMBER       NUMBER
---------------------  -----------  -----------  -----------  -----------
     37,685,730         4,452,090    8,067,860    1,129,126   32,940,834


OPTIONS OUTSTANDING

      RANGE OF           WEIGHTED AVERAGE      WEIGHTED AVERAGE
   EXERCISE PRICES        EXERCISE PRICE       CONTRACTUAL LIFE
          L                     L                   MONTHS
---------------------  --------------------  --------------------
0.295-5.70...........          2.74                   89

    The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

                                               1999       1998       1997
                                             --------   --------   --------
Fair value.................................   134.0P     71.5p      64.5p
Weighted average assumptions:
Risk-free interest rate....................     5.23%     5.84%      6.15%
Expected life (months).....................       36        36         36
Expected volatility........................       28%       25%        24%
Dividend yield.............................      0.6%      0.6%       0.9%
                                              ======     =====      =====

    Options are issued at an exercise price equal to market value on the date of grant.

    The weighted average fair value of the awards made under the Leadership Equity Acquisition Program ("LEAP"), calculated using the Black-Scholes model, were as follows:

                                                              1999
                                                            --------
Fair value................................................   233.8p
Weighted average assumptions:
  Risk-free interest rate.................................     5.23%
  Expected life (months)..................................       60
  Expected volatility.....................................       28%
  Dividend yield..........................................      0.6%

    LEAP awards were made at an exercise price equal to market value on the date of grant.

23  SHARE OWNERS' FUNDS

    Other reserves at 31 December 1999 comprise: currency translation deficit L124.5 million (1998: L93.3 million, 1997: L97.3 million), revaluation reserve Lnil (1998: Lnil, 1997: L175.0 million), capital redemption reserve
L1.3 million (1998: L1.3 million, 1997: L0.7 million) and merger reserve L121.3 million (1998: L120.5 million, 1997: Lnil).

24  ACQUISITIONS AND DISPOSALS

    Goodwill arising on acquisitions in the year was calculated as follows:

                                        BOOK       FAIR
                                      VALUE OF    VALUE                COST OF
                             CASH      OTHER     ADJUST-      FAIR     ACQUISI-    GOOD-
                           ACQUIRED    ASSETS     MENTS      VALUE       TION       WILL
                              LM         LM         LM         LM         LM         LM
                           --------   --------   --------   --------   --------   --------
IntelliQuest Information
  Group, Inc.............    44.4       (3.4)      (1.6)      39.4       67.5       28.1
Other....................     7.4       (2.0)     (20.9)     (15.5)     249.2      264.7
                             ----       ----      -----      -----      -----      -----
                             51.8       (5.4)     (22.5)      23.9      316.7      292.8
                             ====       ====      =====      =====      =====      =====

    The Group made a number of acquisitions during 1999 across several operational sectors and geographic markets.

    Total goodwill of L292.8 million arising during the year includes
L252.3 million in respect of the acquisition of subsidiary undertakings and L40.5 million in respect of associate undertakings. Included in these amounts are L220.5 million of cash paid and L96.2 million of additional future anticipated payments to vendors, based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired. Cash paid to vendors in respect of consideration accrued in prior years amounted to L21.7 million.

INTELLIQUEST INFORMATION GROUP, INC.

    During the year, the Group acquired IntelliQuest Information Group, Inc, a leading US provider of information services for technology companies. Total fair value adjustments of L1.6 million primarily related to additional tax liabilities.

OTHER

    Fair value adjustments of L20.9 million arising on other acquisitions include L6.8 million of additional tax liabilities and L14.1 million of other liabilities.

    Acquisitions during 1999 did not have a significant impact on the Group's results for the year, nor were there any material disposals.

         RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    The following is a summary of the estimated material adjustments to profit and ordinary share owners' funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied:

                                                        FOR THE YEAR ENDED
                                                            31 DECEMBER
                                             -----------------------------------------
                                                          1999       1998       1997
                                             NOTES         LM         LM         LM
                                             --------   --------   --------   --------
NET INCOME
Profit attributable to ordinary share
  owners under UK GAAP.....................              172.8      140.3      116.0
US GAAP adjustments:
Amortisation of goodwill and other
  intangibles..............................     1        (42.1)     (38.2)     (34.1)
Executive compensation.....................     1        (58.4)      (2.6)      (1.7)
Deferred tax items.........................     1         34.5         --         --
                                                         -----      -----      -----
                                                         (66.0)     (40.8)     (35.8)
                                                         -----      -----      -----
Net income as adjusted for US GAAP.........              106.8       99.5       80.2
                                                         -----      -----      -----

    Comprehensive income (total recognised gains and losses) for the year under UK GAAP was L141.6 million, (1998: L144.3 million, 1997: L75.9 million). Comprehensive income for the year under US GAAP was L116.8 million (1998:
L103.5 million, 1997: L40.1 million).

Basic earnings per share as adjusted for US
  GAAP (p)..................................     2         14.2       13.5       10.9
Diluted earnings per share as adjusted for
  US GAAP (p)...............................     2         13.8       13.2       10.8

    A reconciliation from UK to US GAAP in respect of earnings per share is shown below.

    The Company applies US APB Opinion 25 and related interpretations when accounting for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS Statement 123 'Accounting for Stock-Based Compensation', the Company's net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

                                                    1999       1998       1997
                                                  --------   --------   --------
Net income as adjusted for US GAAP:
As reported (Lm)................................   106.8       99.5       80.2
Pro forma (Lm)..................................   102.6       96.8       77.5
                                                   -----      -----      -----
Basic earnings per share per US GAAP:
As reported (p).................................    14.2       13.5       10.9
Pro forma (p)...................................    13.6       13.2       10.6
                                                   =====      =====      =====

    Further details regarding stock option plans and the fair valuation of option grants can be found on page F-16.

                                                           AS AT 31 DECEMBER
                                                     ------------------------------
                                                       1999       1998       1997
                                           NOTES        LM         LM         LM
                                          --------   --------   --------   --------
SHARE OWNERS' FUNDS
Share owners' funds under UK GAAP.......               318.2     187.7       (25.2)
US GAAP adjustments:
Capitalisation of goodwill arising on
  acquisition (net of accumulated
  amortisation and amounts capitalised
  under UK GAAP)........................     1         685.2     762.7       932.8
Reversal of revaluation of corporate
  brand names...........................     1            --        --      (175.0)
Revaluation of investments marked to
  market................................     1          41.2        --          --
Shares owned by Employee Share Option
  Plan (ESOP)...........................     1         (71.3)    (58.1)      (27.0)
Deferred tax items......................     1          41.9       7.4         7.4
Proposed final ordinary dividend, not
  yet declared..........................     1          16.2      13.4        10.5
Other...................................                (3.9)     (4.4)       (4.4)
                                                     -------     -----      ------
                                                       709.3     721.0       744.3
                                                     -------     -----      ------
Share owners' funds as adjusted for US
  GAAP..................................             1,027.5     908.7       719.1
                                                     =======     =====      ======


    Gross goodwill capitalised under US GAAP (before accumulated amortisation) amounted to L1,582.6 million (1998: L1,509.5 million, 1997: L1,211.2 million), net of disposals made. The movement in goodwill arises due to the impact of acquisitions made during the year and also its denomination in various currencies, resulting in exchange rate movements against sterling.

MOVEMENT IN SHARE OWNERS' FUNDS UNDER US GAAP

                                                   1999       1998       1997
                                                    LM         LM         LM
                                                 --------   --------   --------
Net income for the year under US GAAP..........    106.8      99.5       80.2
Prior year final dividend......................    (13.4)    (10.5)      (8.3)
Current year interim dividend..................     (7.8)     (6.2)      (5.2)
                                                 -------     -----      -----
Retained earnings for the year.................     85.6      82.8       66.7
Ordinary shares issued in respect of
  acquisitions.................................      0.8     105.4         --
Share options exercised........................     12.1       4.1        2.4
Shares owned by Employee Share Option Plan.....    (13.2)    (31.1)      (9.7)
Revaluation of investments marked to market....     41.2        --         --
Share buy-backs................................       --     (21.3)     (18.5)
Exchange adjustments:
  Revaluation of goodwill......................    (34.9)     43.1      (51.2)
  Foreign currency net investment..............    (31.2)      4.0      (40.1)
Executive compensation.........................     58.4       2.6        1.7
                                                 -------     -----      -----
New additions to share owners' funds...........    118.8     189.6      (48.7)
Share owners' funds at 1 January...............    908.7     719.1      767.8
                                                 -------     -----      -----
Share owners' funds at 31 December.............  1,027.5     908.7      719.1
                                                 =======     =====      =====

     NOTES TO RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

1  SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PINCIPLES

    The Group's financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

GOODWILL, US PURCHASE ACCOUNTING AND LONG-LIVED ASSETS

    Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, of the subsidiaries at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with FRS 10 (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. No amortisation has been provided against this goodwill for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners' equity, in accordance with the then preferred treatment under UK GAAP. Under US GAAP, goodwill in respect of business combinations accounted for as purchases would be charged against income over its estimated useful life, being not more than 40 years. Accordingly, for US GAAP purposes, the Group is amortising goodwill over 40 years. The Group evaluates the carrying value of its tangible and intangible assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount. An impairment loss is recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

CONTINGENT CONSIDERATION

    Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the liability is determined beyond reasonable doubt. At 31 December 1999, the Group's liabilities for vendor payments under UK GAAP totalled L172.4 million (1998: L97.9 million, 1997: L34.4 million). As these liabilities are represented by goodwill arising on acquisition, there is no net effect on shareholders' funds.

CORPORATE BRAND NAMES

    Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand gave rise to a credit of L175.0 million to the revaluation reserve. This was not recognised under US GAAP. Following the implementation of FRS 10 under UK GAAP, this amount was transferred to the profit and loss account reserve in 1998. Consequently, under US GAAP, the relevant reversal was netted against goodwill capitalised in the balance sheet. The Ogilvy & Mather brand name, acquired as part of The Ogilvy Group, Inc., was booked as an acquisition adjustment to balance sheet assets acquired and is amortised as part of goodwill over 40 years.

DIVIDENDS

    Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

DEFERRED TAX

    Under UK GAAP, deferred tax is accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

EXECUTIVE COMPENSATION

    Under UK GAAP the part of executive compensation satisfied in stock is charged through the profit and loss account at the cost to the Group of acquiring the stock. Under US GAAP such compensation is measured at the fair value of WPP common stock at the date the performance condition is met or the award vests with the employee. Differences occur as the WPP Share Ownership Plan acquires stock before the liability to the employee arises.

    Additionally, under UK GAAP stock options granted with performance criteria do not give rise to a profit and loss account charge provided that the exercise price is equal to the fair value of the stock at the date of grant. Under US GAAP stock options granted with performance criteria (other than a requirement for employment to continue) are subject to variable plan accounting under APB Opinion 25. Under variable plan accounting any appreciation in stock value from the date of grant to the date upon which the performance conditions are satisfied is charged to the profit and loss account.

CASH FLOWS

    Under UK GAAP the Group complies with the Financial Reporting Standard
No. 1 Revised 'Cash Flow Statements' (FRS 1 Revised), the objective and principles of which are similar to those set out in SFAS 95 'Statement of Cash Flows' (SFAS). The principal difference between the two standards is in respect of classification. Under FRS 1 Revised, the Group presents its cash flows for
(a) operating activities; (b) returns on investments and servicing of finance;
(c) taxation; (d) investing activities; (e) equity dividends paid and
(f) financing activities. SFAS 95 requires only three categories of cash flow activity (a) operating; (b) investing; and (c) financing. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 Revised would be included as a financing activity under SFAS 95. Payments made against provisions set up on the acquisition of subsidiaries have been included in investing activities in the consolidated statement of cash flows. Under US GAAP these payments would be included in determining net cash provided by operating activities.

SHARES OWNED BY EMPLOYEE SHARE OPTION PLAN (ESOP)
    Under UK GAAP, shares purchased by the ESOP are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, these shares are recorded at cost and deducted from share owners' equity. The Group's ESOPs comprise trusts which acquire WPP shares in the open market to fulfil obligations under the Group's stock-based compensation plans. These trusts do not meet the definition of an "ESOP" under US GAAP.

LISTED INVESTMENTS

    Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for diminution in value. Under US GAAP, such investments are marked to market and any resulting unrealised gain or loss is taken to share owners' funds. The only material listed investment is in Tempus Group plc which is considered to be an "available for sale" security under US GAAP.

2  EARNINGS PER SHARE--RECONCILIATION FROM UK TO US GAAP

    Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:

                                             BASIC        DILUTED
                                           EARNINGS      EARNINGS
                                           PER SHARE     PER SHARE
YEAR ENDED 31 DECEMBER 1999                   NO.           NO.
---------------------------               -----------   -----------
Under UK GAAP...........................  753,324,054   768,691,993
                                          -----------   -----------
Weighted average number of share options
  issued with exercise criteria not yet
  satisfied at 31 December 1999.........           --     5,430,846
                                          -----------   -----------
Under US GAAP...........................  753,324,054   774,122,839
                                          -----------   -----------
Year ended 31 December 1998
                                          -----------   -----------
Under UK GAAP...........................  735,700,122   746,939,733
                                          -----------   -----------
Weighted average number of share options
  issued with exercise criteria not yet
  satisfied at 31 December 1998.........           --     4,115,097
                                          -----------   -----------
Under US GAAP...........................  735,700,122   751,054,830
                                          -----------   -----------
Year ended 31 December 1997
                                          -----------   -----------
Under UK GAAP...........................  732,426,990   738,922,627
                                          -----------   -----------
Weighted average number of share options
  issued with exercise criteria not yet
  satisfied at 31 December 1997.........           --     5,819,153
                                          -----------   -----------
Under US GAAP...........................  732,426,990   744,741,780
                                          -----------   -----------

3  RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards in the United States requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    Statement 133, as amended by Statement 137, is effective for fiscal years beginning after 15 June 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning 16 June 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and
(b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after 31 December 1997.

    The Group has not yet quantified the impact of adopting Statement 133 on the amounts presented under US generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

4  ADDITIONAL US PENSION DISCLOSURES

    The following table shows the information required to be disclosed in accordance with SFAS No.132 concerning the funded status of the Group's defined benefit schemes at 31 December 1999.

YEAR ENDING 31 DECEMBER 1999
------------------------------------------------------------------------
                                             US       NON-US
                                          SCHEMES    SCHEMES     TOTAL
                                             LM         LM         LM
                                          --------   --------   --------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
  year..................................    53.3      113.5      166.8
Service cost............................     3.5        3.6        7.1
Interest cost...........................     4.0        5.8        9.8
Member contributions....................     0.0        0.6        0.6
Actuarial (gain)/loss...................     1.7       21.6       23.3
Benefits paid...........................    (2.2)      (7.6)      (9.8)
Benefit obligation at end of year.......    60.3      137.5      197.8
                                            ----      -----      -----
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
  of year...............................    48.5      117.5      166.0
Actual return on plan assets............     4.9       31.8       36.7
Employer contributions..................     5.0        3.7        8.7
Plan participants' contributions........     0.0        0.6        0.6
Benefits paid...........................    (2.2)      (7.6)      (9.8)
Fair value of plan assets at end of
  year..................................    56.2      146.0      202.2
                                            ----      -----      -----
Funded status at end of year............    (4.1)       8.4        4.3
Unrecognised net actuarial
  (gain)/loss...........................     0.2      (18.5)     (18.3)
Unrecognised prior service cost.........     0.2        0.0        0.2
Unrecognised net transition
  (asset)/obligation....................     0.1       (2.5)      (2.4)
Net amount recognised...................    (3.6)     (12.6)     (16.2)
                                            ----      -----      -----
PREPAID/(ACCRUED) BENEFIT COST..........    (3.6)     (12.6)     (16.2)
                                            ----      -----      -----
COMPONENTS OF NET PERIODIC PENSION COST
Service cost............................     3.5        3.6        7.1
Interest cost...........................     4.0        5.8        9.8
Expected return on plan assets..........    (4.2)      (6.9)     (11.1)
Amortisation of transition
  (asset)/obligation....................     0.2        0.0        0.2
Amortisation of prior service cost......     0.1        0.0        0.1
Amortisation of net (gain)/loss.........     0.0        0.3        0.3
Curtailment charge......................     0.0        0.0        0.0
Net periodic pension cost...............     3.6        2.8        6.4
                                            ----      -----      -----
Weighted-average assumptions as of end
  of year
Discount rate...........................       7%         7%         7%
Expected return on plan assets..........       5%         5%         5%
Rate of compensation increase...........       5%         5%         5%
                                            ----      -----      -----

Footnotes:

1.  The defined benefit pension cost for 1999 was L6.4 million.

2. The pension cost for defined contribution schemes for 1999 was L21.4 million.

3. A number of plans have an unfunded accumulated benefit obligation. The breakdown showing this is as follows:

                                                 US       NON-US
                                               PLANS      PLANS      TOTAL
                                                 LM         LM         LM
                                              --------   --------   --------
Assets......................................     8.1       10.1       18.2
Accumulated benefit obligation..............    14.6       22.7       37.3
                                                ----       ----       ----

                                  WPP GROUP PLC

                                INDEX TO EXIBITS


          Exhibit
          Number                                                                                 Page
          ------                                                                                 ----
          1 (a) Revolving Facility Agreement dated October 15, 1999 between
          Moveability Limited, WPP Group plc, Barclays Bank plc and the Lenders
          referred to therein, partially refinanced by (i) the Term Loan
          Agreement dated January 14, 2000 between WPP Pearls Limited, WPP Group plc and HSBC Bank plc, (ii) the Term Loan Agreement dated January 14,
          2000 between WPP Pearls Limited, WPP Group plc and The Royal Bank of
          Scotland plc and (iii) the Term Loan Agreement dated January 14, 2000 between WPP Pearls Limited, WPP Group plc and National Westminster
          Bank plc.

           1 (b) Amendment No.1 to Amended and Restated Deposit Agreement, dated as of November 9, 1999, by and among WPP Group plc, Citibank NA, as Depository, and holders and beneficial owners from time to time of American Depository Receipts issued thereunder (incorporated herein by reference to Exhibit (a) (i) of Amendment No 1 to the Registration
          Statement of Form F-6 filed with the Securities and Exchange
          Commission on November 9, 1999 (Reg. No. 233-5906)).