Form 20-F
period 2000-12-31
WPP GROUP PLC
filed 2001-07-02
CIK 806968

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F


(Mark One)

   Registration statement pursuant to Section 12(b) or 12 (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

         For the Fiscal year ended  December 31, 2000
                                    -----------------

                                       or

     Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ___________________

              Commission file number  0-16350
                                      -------

                                  WPP Group plc
-------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

_______________________________________________________________________________
                 (Translation of registrant's Name Into English)

                                 United Kingdom
-------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                     27 Farm Street, London WIJ 5RJ England
-------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                        Name of Each Exchange
      Title of Each Class                                 On Which Registered
      -------------------                               ---------------------

      Ordinary Shares                                   London Stock Exchange
      American Depositary Shares, each                  Nasdaq
      representing five
      Ordinary Shares ("ADS")
Securities registered or to be registered pursuant to Section 12 (g) of the Act:

              Ordinary Shares of 10p each
-------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

_______________________________________________________________________________
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

          Ordinary Shares            1,111,853,705

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          YES [X]                   NO [_]

          Indicate by check mark with financial statement item the registrant has elected to follow.

          Item 17  [_]                       Item 18  [X]

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

Overview

WPP Group plc ("WPP") and its subsidiaries is a leading communications services organisation offering national, multinational and global clients a comprehensive range of advertising and marketing services. These services include advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. The Group's revenues in 2000 were approximately $4.5 billion. Based on 2000 revenues, the Company is the largest marketing communications services company in the world. At year-end, WPP (including affiliated companies) employed 65,000 full-time people in 1,300 offices in 102 countries throughout the world.

Unless the context otherwise requires, the terms "Company", "Group" and "Registrant" as used herein shall mean WPP and its subsidiaries.

Selected financial data

The selected financial data set forth below is derived from the Consolidated Financial Statements of the Company which appear elsewhere in this Form 20-F and should be read in conjunction with, and are qualified in their entirety by reference to, such Consolidated Financial Statements including the notes thereto. Such Consolidated Financial Statements have been audited by Arthur Andersen, Independent Chartered Accountants.

The Consolidated Financial Statements of the Company are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. A reconciliation to US GAAP is set forth on pages F-22 to F-23 of the Consolidated Financial Statements.

                                                                         Year ended December 31
Selected Consolidated Profit and Loss Account Data
                                     ----------------------------------------------------------------------------------------------
                                       2000     1999     1998     1997     1996        2000      1999      1998      1997      1996
                                     (pound)m (pound)m (pound)m (pound)m (pound)m       $m        $m        $m        $m        $m
                                     ----------------------------------------------------------------------------------------------
Amounts in accordance with UK GAAP:

 Turnover (or gross billings)       13,949.4  9,345.9  8,000.1  7,287.3  7,084.0   21,150.1  15,119.8  13,259.4  11,937.3 11,062.4

 Revenue                             2,980.7  2,172.6  1,918.4  1,746.7  1,691.3    4,519.3   3,514.8   3,179.6   2,861.2  2,641.1

 EBITDA (i)                            494.9    333.0    278.9    234.6    210.8      750.4     538.7     462.2     384.3    329.2

 Operating Profit                      378.0    263.5    229.1    194.9    170.1      573.1     426.3     379.7     319.2    265.6

 Income before taxes and minority
   interests                           365.7    255.4    212.8    177.4    153.3      554.5     413.2     352.7     290.6    239.4

 Net income before dividends           244.7    172.8    140.3    116.0    100.0      371.1     279.6     232.6     190.0    156.2

 Basic earnings per share               29.3     22.9p    19.1p    15.8p    13.6p      44.4c     37.0c     31.7c     25.9c    21.2c

 Diluted earnings per share             28.4     22.5p    18.8p    15.7p    13.5p      43.1c     36.4c     31.2c     25.7c    21.1c

 Dividends per share                    3.75p     3.1p    2.56p    2.13p     1.7p       5.7c      5.0c      4.2c      3.5c     2.7c

Amounts in accordance with US GAAP:

 Net income                            122.9     81.9    100.4     80.2     67.1      186.3     132.5     166.4     131.4    104.8

 Basic earnings per share               14.7p    10.9p    13.6p    10.9p     9.1p      22.3c     17.6c     22.5c     17.9c    14.2c

 Diluted earnings per share             14.1p    10.6p    13.4p    10.8p     9.0p      21.4c     17.1c     22.2c     17.7c    14.1c

 Dividends per share                     3.3p    2.72p    2.27p   1.844p   1.421p       5.0c      4.4c      3.8c      3.0c     2.2c

                                                                            As of December 31
Selected Consolidated Balance Sheet Data:

                                     ----------------------------------------------------------------------------------------------
                                       2000     1999     1998     1997     1996        2000      1999      1998      1997      1996
                                     (pound)m (pound)m (pound)m (pound)m (pound)m       $m        $m        $m        $m        $m
                                     ----------------------------------------------------------------------------------------------
Amounts in accordance with UK GAAP:

 Total assets                        9,112.0  3,234.4  2,480.5  1,979.3  1,894.8   13,610.6   5,233.9   4,127.0   3,256.7  3,242.6

 Net assets                          3,434.1    354.7    223.8      9.7     54.9    5,129.6     574.0     372.3      16.0     94.0

 Capital Stock                         111.2     77.5     76.6     73.6     74.1      166.1     125.4     127.4     121.1    126.8

 Number of shares                    1,111.9    774.5    766.5    736.3    741.4    1,111.9     774.5     766.5     736.3    741.4
Amounts in accordance with US GAAP:

 Net assets                          4,173.3  1,028.1    933.8    726.0    772.4    6,233.7   1,663.7   1,553.7   1,194.6  1,321.8

 Total assets                        9,532.7  3,723.0  3,083.6  2,675.7  2,629.2   14,239.0   6,024.6   5,130.5   4,402.6  4,499.3

-----------------------------------------------------------------------------------------------------------------------------------

(i) EBITDA is defined as net income before interest, tax, depreciation, amortization and impairment charge.
(ii) The selected financial data prior to 2000 has been restated as a result of the implementation of FRS 19 (Deferred Tax) in the Group's 2000 financial statements.


Dividends

Dividends on the Company's ordinary shares, when paid, are paid to share owners as of a record date which is fixed after consultation between the Company and The London Stock Exchange Limited ("The Stock Exchange").

The table below sets forth the amounts of interim, final and total dividends paid on the Company's ordinary shares in respect of each fiscal year indicated. The dividends are also shown translated into US cents per ADS using the Closing Buying Rate (as reported in the London Financial Times) for pounds sterling on each of the respective payment dates for such dividends.

------------------------------------------------------------------------------------------------------
                       Pence per ordinary share                   Translated into US cents per ADS
------------------------------------------------------------------------------------------------------
Year ended:       Interim         Final          Total         Interim          Final           Total
------------------------------------------------------------------------------------------------------
   1996             0.556         1.144           1.70             4.3*           8.9*           13.2*
------------------------------------------------------------------------------------------------------
   1997              0.70          1.43           2.13             5.7*          11.7*           17.4*
------------------------------------------------------------------------------------------------------
   1998              0.84          1.72           2.56             7.0*          14.3*           21.3*
------------------------------------------------------------------------------------------------------
   1999               1.0           2.1            3.1             8.1           17.0            25.1
------------------------------------------------------------------------------------------------------
   2000               1.2          2.55           3.75             9.4           19.3            28.7
------------------------------------------------------------------------------------------------------

* These amounts have been restated to reflect the current value of one ADS to 5 ordinary shares (prior to November 16, 1999 one ADS represented 10 ordinary shares).

The 2000 interim dividend was paid on November 20, 2000 to share owners on the register at September 15, 2000. The 2000 final dividend is expected to be paid on July 9, 2001 to share owners on the register at June 8, 2001. The 2000 proposed final dividend has been translated into US cents using the 2000 average exchange rate of $1.5162.


Exchange rates

Fluctuations in the exchange rate between the pound sterling and the United States dollar will affect the dollar equivalent of the pound sterling prices of the Company's ordinary shares on The Stock Exchange, and as a result, are likely to affect the market price of the ADS in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in pounds sterling by the ordinary shares represented by the ADSs. The average Closing Buying Rates (as reported in the London Financial Times, or the average Bloomberg Closing Mid Point rate) for pounds sterling expressed in for each of the five years ended December 31, 2000, were:

                 -------------------------------------------
                  Year ended December 31            Average
                 -------------------------------------------
                           1996                      1.5616
                 -------------------------------------------
                           1997                      1.6381
                 -------------------------------------------
                           1998                      1.6574
                 -------------------------------------------
                           1999                      1.6178
                 -------------------------------------------
                           2000                      1.5162
                 -------------------------------------------

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of June 4, 2001, the Bloomberg Closing Mid Point rate was 1.4126.

    ----------------------------------------------------------------
               Month ended                   High              Low
    ----------------------------------------------------------------
             January 31, 2001               1.5044           1.4585
    ----------------------------------------------------------------
             February 28, 2001              1.4789           1.4408
    ----------------------------------------------------------------
              March 31, 2001                1.4696           1.4189
    ----------------------------------------------------------------
              April 30, 2001                1.4490           1.4183
    ----------------------------------------------------------------
               May 31, 2001                 1.4395           1.4118
    ----------------------------------------------------------------
     June 30, 2001 (through June 4)         1.4173           1.4126
    ----------------------------------------------------------------


RISK FACTORS

The Company competes for clients in a highly competitive industry.

The marketing communications services industry is highly competitive and fragmented. At the parent company level, the Company's principal competitors are other large multinational marketing and communications companies, including Omnicom Group and The Interpublic Group of Companies. The actual competition for clients, however, takes place at the operating company level, within the different sectors of advertising, media investment management, information and consultancy, public relations and public affairs, branding and identity, healthcare and specialist communications. The Company's principal competitors in the advertising industry are large multinational agencies, including BBDO, DDB Needham, McCann Erickson, TBWA, Burnett, and Dentsu, as well as numerous smaller agencies that operate in local markets. The Company's agencies must compete with other agencies to maintain existing client relationships and to obtain new clients. Principal competitive factors include the agency's creative reputation, knowledge of media alternatives and purchasing power, geographic coverage and diversity, quality of service and understanding of clients' needs. Improved global communications and free trade, and more stable, less inflationary worldwide economic growth have contributed to increased competition in the communications services industry. At the same time, however, the other larger communications services groups are consolidating, diversifying and growing their market share through acquisitions.

Clients are not generally bound to an individual agency and may move their accounts to another agency, usually with 90 days notice. Clients may also reduce advertising and marketing budgets at any time and for any reason with no compensation to the agency. Larger clients tend to use more than one agency for their advertising requirements. In many cases, the Company represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas thus enabling the client to continually compare the effectiveness of its different agencies' work. Industry practices in the other communications services businesses reflect similar concerns with respect to client relationships. Despite these circumstances, there is continued evidence that clients are moving towards the consolidation of their marketing activities.

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

The Company receives a significant portion of its revenues from a limited number of large clients.

A relatively small number of clients contributes a significant percentage of the Company's consolidated revenues. The Company's ten largest clients accounted for 28% of revenues. The Company's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company's clients will continue to utilize the Company's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company's largest clients, if not replaced by new clients accounts or an increase in business from existing clients, would adversely affect the Company's prospects, business, financial condition and results of operations.

The Company may be subject to certain regulations that could restrict the company's activities.

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

The Company is dependent on its employees.

The assets of advertising and marketing services businesses are primarily its people, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry which attract talented personnel. However, the Company, like all marketing and communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel.

The Company is exposed to international business risk.

The Company operates in 102 countries throughout the world. Its operations outside the United States are exposed to the normal business risks and limitations caused by currency fluctuations, exchange control restrictions, restrictions on repatriation of earnings and investment of capital and political instability.

ITEM 4.  INFORMATION ON THE COMPANY

The Company operates through a number of established national and global advertising and marketing services companies. Among these are the well known advertising networks J. Walter Thompson Company, Ogilvy & Mather Worldwide and Y&R Advertising; MindShare and The Media Edge in media investment management; The Kantar Group (including Research International, Millward Brown and Kantar Media Research) in information and consultancy; the worldwide public relations and public affairs companies Burson-Marsteller, Hill and Knowlton, Ogilvy Public Relations Worldwide and Cohn & Wolfe; and a wide range of branding and identity, healthcare and specialist communications companies including the Enterprise Identity Group and Landor Associates, specialising in branding and corporate identity, CommonHealth and Sudler & Hennessey, specialising in healthcare communications, and Oglivy One and Wunderman, in direct and interactive. The Company's ten largest clients in 2000 were American Express, Ford, IBM, Johnson & Johnson, Kimberly-Clark, Nestle, Pfizer, Philip Morris, Sears and Unilever.

The Company's ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts) representing deposited ordinary shares are quoted on the Nasdaq National Market ("Nasdaq"). At June 4, 2001, the Company had a market capitalisation of (Pounds) 8.7 billion ($12.3 billion).

The Company's executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20 - 7408 - 2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

History and Development of the Company

The Company was incorporated under the laws of England and Wales in 1971, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in the Company and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both internally and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989 and Young & Rubicam Inc. in 2000s.

1985 Through 1993

Throughout this period, the purchase price for acquisitions was primarily paid for in cash financed by bank debt, with some portion of the purchase price paid on a contingent performance basis over time. The Company carried a significant amount of debt into 1991 when a recession developed in its most important markets, the United States and the United Kingdom. Client advertising budgets were trimmed causing revenues (primarily commissions from media placements) to fall. The Company was not able to reduce expenses sufficiently at the time and the Company's profits fell.

In 1992 the Company began actions to reduce its acquisition related debt burden and stability returned to the Company's major markets. Financing initiatives, including the refinancing of existing bank debt with a new $800 million 5 year credit facility, the successful completion of a four-for-five ordinary share rights issue in 1993 and further initiatives including the sale of some of the Company's non-core operations, enhanced the Company's capital structure and liquidity.

1994 Through 2000

During the period from 1994 through 2000, the Company's financial and operating performance showed consistently strong improvement. Since 1995, the primary source of funds for the Group has been cash generated from operations and the primary uses of cash funds have been to service and repay bank debt, for capital expenditures and, since 1997, to fund acquisitions and ordinary share repurchases. The Company spent (Pounds)206.5 million, (Pounds)242.2 million and (Pounds)111.8 million for acquisitions in 2000, 1999 and 1998, respectively. For the same periods, cash spent on purchases of tangible fixed assets were (Pounds)111.9 million, (Pounds)64.6 million and (Pounds)51.6 million, respectively, and cash spent on share repurchases was (Pounds)94.1 million, (Pounds)17.9 million and (Pounds)33.3 million, respectively. The majority of the unsecured debt of the Group during this period was funded under various syndicated loan facilities. In conjunction with the improved profitability and credit standing of the Group, each new loan facility has brought reduced pricing and less restrictive covenants. The Company's revolving credit facilities consist of a $500 million syndicated Revolving Credit Facility and a $700 million facility dated August 2000. The $500 million facility dated July 1998, as amended, is due to expire in July 2002 and the $700 million facility is due to expire in August 2001 although the Group has the ability to extend drawings under this facility until August 2003. The Company also has a securitized working capital facility, currently in the amount of $350 million, which was entered into in 1993 and which has been amended several times, and most recently renewed in December 1998. As of December 31, 2000, the Company also had in issue US$ 200 million of 6.625% Notes due 2005 and US$ 100 million of 6.875% Notes due 2008.

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

On October 4, 2000, the Company finalised its acquisition of Young & Rubicam Inc. ("Young & Rubicam" or the "Y&R Group"). The value of the consideration which was satisfied entirely by the issue of new WPP ordinary shares or WPP American Depositary Shares, calculated by reference to the opening WPP share price on October 4, 2000, (Pounds)7.99, was (Pounds)3.0 billion. Further details regarding the acquisition of Young & Rubicam are given in Note 25 of Notes to the Consolidated Financial Statements.

The merger with Young & Rubicam brought together two organisations sharing a common approach on the integration of advertising and marketing services for clients. The management of WPP believe that the companies complement one another in providing alternative operating brands in common business areas while adding the market research expertise of WPP to the Young & Rubicam businesses. Both WPP and Young & Rubicam share a large number of major clients including The Ford Motor Company, Philip

Morris, Sears and Mattel. Within the enlarged Group client conflicts can be managed more effectively through separate operating brands so that clients will be assured of confidentiality. In addition, the merger has strengthened the Group geographically, particularly in North America and Continental Europe.

In 2000 turnover increased to almost (Pounds)14 billion ($21 billion), reflecting in part the growth of media investment management, and revenues grew over 37% to almost (Pounds)3 billion ($4.5 billion). Operating profit (excluding income from associates) rose by over 43% to (Pounds)378 million ($573 million) and operating margins (including income from associates) rose by 0.6 margin points to 14% in line with objectives. Pre-tax profits rose by over 43% to almost (Pounds)366 million ($555 million) and diluted earnings per share by over 26% to 28.4p (43.1c). On a like-for-like basis (including Young & Rubicam for the fourth quarter of 2000), revenues rose by almost 15% and gross profit rose almost 16% over 1999.

                    Average Net Debt and Interest Coverage
              ---------------------------------------------------
              Year    Average Net Debt(pounds)m   Interest Coverage
              ----    -------------------------   -----------------
              1996          145.0                      6.3
              1997          115.0                      7.3
              1998          143.0                      7.6
              1999          206.0                      8.2
              2000          423.0                      8.3

              Margins
              -------
               Year       EBIT(pounds)m    Operating Margin
               ----       -------------    ----------------
               1996          182.0             10.8%
               1997          206.0             11.8%
               1998          245.0             12.8%
               1999          291.0             13.4%
               2000          416.0             14.0%


              Earnings
              --------
               Year       Earnings(pounds)m
               ----       -----------------
               1996          100.0
               1997          116.0
               1998          140.3
               1999          172.8
               2000          244.7

               Capital Structure
               -----------------
               Year    Net Debt (pounds)m    Market Cap(pounds)m
               ----    ------------------    -------------------
               1996          145                 1,883
               1997          115                 1,984
               1998          143                 2,804
               1999          206                 7,598
               2000          423                 9,631


Subsequent Event

In June 2001, the Company issued EURO 1 billion of bonds, consisting of EURO 650 million at 6% due June 2008 and EURO 350 million at 5.125% due June 2004. Proceeds will be used to repay existing bank borrowings taken on at the time of the Young & Rubicam acquisition and for general corporate purposes.

Business Overview

The Company's business comprises the provision of communications services both on a national, multinational and global basis. The Company organises its businesses in four main areas: advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. Set forth below is a listing of the Group companies operating within these four business segments as at May 4, 2001.

--------------------------------------------------------------------------------
Advertising                               Media investment  management
Ogilvy & Mather Worldwide                 MindShare
J. Walter Thompson Company                The Media Edge/1/
Y&R Advertising/1/                        Media Insight
Red Cell                                  Maximize
Asatsu-DK/2/                              Portland Outdoor
Batey/2/                                  The Media Partnership/2/
Chime Communications PLC/2/               Tempus Group PLC/3/
Dentsu, Young & Rubicam/1,4/
Equus/2/
SCPF/2/
The Lord Group/1/

--------------------------------------------------------------------------------
Public relations & public affairs         Information & consultancy
Buchanan Communications                   The Kantar Group:
Burson-Marsteller/1/                          Research International
Carl Byoir & Associates                       Millward Brown
Cohn & Wolfe/1/                               Kantar Media Research
Hill and Knowlton                                -   AGB Italia/2/
Ogilvy Public Relations Worldwide                -   BMRB International
Robinson Lerer & Montgomery/1/                   -   IBOPE Media Information/2/
Timmons and Company                           Goldfarb Consultants
The Wexler Group                              IMRB International/2/
Chime Communications PLC/2/                   Center Partners

--------------------------------------------------------------------------------

Branding & identity                    Direct, promotion & relationship marketing           Sector marketing
                                                                                            ----------------
The Brand Union:                       A. Eicoff & Co.                                      .   Corporate/B2B
  Addison Corporate Marketing*         Brierley & Partners/2/                                   Brouillard
  BDG McColl*                          Einson Freeman                                           Ogilvy Primary Contact
  BPRI*                                EWA                                                  .   Demographic marketing
  Coley Porter Bell*                   The Grass Roots Group/2/                                 The Bravo Group/1/
  Dovetail*                            High Co/2/                                               The Geppetto Group
  Enterprise IG*                       KnowledgeBase Marketing/1/                               Kang & Lee/1/
  Enterprise XP*                       Mando Marketing                                          The Market Segment Group/2/
   -Banner McBride*                    OgilvyOne Worldwide                                      Mendoza Dillon & Asociados
   -Clever Media*                      RMG International                                        Uniworld/2/
   -Eurosem*                           RTC                                                  .   Foodservice
   -The Clinic*                        Savatar                                                  The Food Group
  Lambie-Nairn*                        ThompsonConnect Worldwide                            .   Investor Relations
  Oakley Young*                        Wunderman                                                International Presentations/2/
  Walker Group/CNI*                                                                         .   PR & sports marketing
  Warwicks*                                                                                     Premiere Group
CB'a                                                                                            PRISM Group
icon brand navigation                                                                       .   Real Estate
Landor Associates/1/                   Specialist communications                                Pace
The Partners/1/                                                                             .   Technology
                                       Strategic marketing consulting                           Banner Corporation/1/
                                       ------------------------------
                                       Glendinning
                                       The Henley Centre*                                   Media and technology services
                                       Management Ventures                                  -----------------------------
Healthcare                             pFour Consultancy                                    Clockwork Capital/2/
CommonHealth                           Quadra Advisory/2/                                   DigiReels
Ogilvy Healthcare                                                                           The Farm/2/
Shire Hall Group                                                                            Metro Group
Sudler & Hennessey/1/                                                                       Spafax

--------------------------------------------------------------------------------
/1/ Member of Y&R Group
/2/ Associate
/3/ Minority investment
/4/ Joint venture
*   Member of The Brand Union

Approximately 47% of the Company's revenues in 2000 were from advertising and media investment management, with the remaining 53% of its revenues being derived from the faster growing business segments of information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand. The following table shows reported revenue attributable to each business segment in which the Company operates for the last three fiscal years.

-----------------------------------------------------------------------------------------------------------------------------------
                                2000        2000        % of       1999        1999        % of       1998       1998       % of
                              (pound)m      ($m)      Total in   (pound)m      ($m)      Total in   (pound)m      ($m)    Total in
        Revenues                             (i)        2000                   (ii)        1999                  (iii)      1998
-----------------------------------------------------------------------------------------------------------------------------------
    Advertising and media     1,399.0     2,121.2       46.9      1,013.1     1,639.0      46.6      951.3    1,576.7      49.7
    investment management
-----------------------------------------------------------------------------------------------------------------------------------
Information and consultancy     512.1       776.4       17.2        419.7       679.0      19.3      367.2      608.6      19.1
-----------------------------------------------------------------------------------------------------------------------------------
      Public relations
     and public affairs         330.1       500.5       11.1        178.9       289.4       8.3      134.8      223.4       7.0
-----------------------------------------------------------------------------------------------------------------------------------
    Branding and identity,
  healthcare and specialist     739.5     1,121.2       24.8        560.9       907.4      25.8      465.1      770.9      24.2
        communications
-----------------------------------------------------------------------------------------------------------------------------------

            TOTAL             2,980.7     4,519.3      100.0      2,172.6     3,514.8     100.0    1,918.4    3,179.6     100.0
-----------------------------------------------------------------------------------------------------------------------------------

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years of the Company, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company's regional diversity.

-----------------------------------------------------------------------------------------------------------------------------------
        Revenues                2000        2000        % of       1999        1999        % of       1998       1998       % of
                              (pound)m      ($m)      Total in   (pound)m      ($m)      Total in   (pound)m      ($m)    Total in
                                             (i)        2000                   (ii)        1999                  (iii)      1998
-----------------------------------------------------------------------------------------------------------------------------------
         United
         States               1,273.6     1,931.0       42.7        915.2     1,480.6      42.1      764.4    1,266.9      39.8
-----------------------------------------------------------------------------------------------------------------------------------
         United                 532.4       807.2       17.9        434.7       703.3      20.0      393.5      652.2      20.5
         Kingdom
-----------------------------------------------------------------------------------------------------------------------------------
     Continental Europe         586.3       889.0       19.7        426.2       689.4      19.6      396.0      656.3      20.6
-----------------------------------------------------------------------------------------------------------------------------------
           Canada,
Asia Pacific, Latin America,    588.4       892.1       19.7        396.5       641.5      18.3      364.5      604.2      19.1
   Africa and Middle East
-----------------------------------------------------------------------------------------------------------------------------------
            TOTAL             2,980.7     4,519.3      100.0      2,172.6     3,514.8     100.0    1,918.4    3,179.6     100.0
-----------------------------------------------------------------------------------------------------------------------------------

(i) These figures were converted from pounds sterling into dollars at the average rate (Bloomberg Closing Mid Point rate) for pounds sterling for the year ended December 31, 2000 which was (pound)1 = $1.5162.
(ii) These figures were converted from pounds sterling into dollars at the average rate (as reported in the London Financial Times) for pounds sterling for the year ended December 31, 1999 which was (pound)1 = $1.6178
(iii) These figures were converted from pounds sterling into dollars at the average rate (as reported in the London Financial Times) for pounds sterling for the year ended December 31, 1998 which was (pound)1 = $1.6574.

With the marketing services functions accounting for 53% of its activities, the Company is well positioned for future growth. Geographically, revenues from the fast-growing markets Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe now account for almost 20% of the Group's revenue, reflecting the geographic growth opportunity.

The Company's principal activities within each of its business segments are described below.

Advertising and media investment management

Advertising

The principal functions of an advertising agency are to plan and create marketing and branding campaigns and the design and production of advertisements for all types of media such as television, cable, the internet, radio, magazines, newspapers and outdoor locations such as billboards.

Revenue is typically derived from commissions on media placements and fees for advertising services. Compensation for advertising services may consist of varied arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

The Company's advertising agencies include J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R Advertising and Red Cell. The Company also owns interests in Dentsu, Young & Rubicam (ownership interests ranging from 27% to 67%); Asatsu-DK, Inc. (20%) and Chime Communications plc (approximately 25%).

J. Walter Thompson Company (J. Walter Thompson).  J. Walter Thompson, one of the
------------------------------------------------
world's first advertising agencies, was founded in 1864 and is a full service multinational advertising agency. J. Walter Thompson is headquartered in New York and operated from 311 offices in 90 countries in 2000. J. Walter Thompson's relationships with a number of its major clients have been in existence for many years, exhibiting an ability to continually adapt to meet the client's and market's new demands. These clients include Unilever (97 years), Kellogg (68 years), Ford (56 years) and Warner Lambert (37 years). No single client accounted for more than 18% of J. Walter Thompson's 2000 revenues. The agency achieved net new billings in 2000 of $615 million, reflecting new blue-chip clients including Sun Microsystems, KPMG, iPlanet, Spencer-Stuart, Foster's Beer, Avon and Telecom Italia, as well as significant new assignments from current global clients including Ford, Unilever, Nestle, Diageo/UDV, Qwest, Philip Morris and Pfizer.

Ogilvy & Mather Worldwide (Ogilvy & Mather). Ogilvy & Mather is a full service
--------------------------------------------
multinational advertising agency, with a significant part of its revenues derived from its direct marketing, public relations and public affairs, sales promotion and related activities. Ogilvy & Mather was formed in 1948, is based in New York and operated from 400 offices in 100 countries in 2000. Major clients of Ogilvy & Mather include IBM, American Express, Unilever, Kraft, Kodak, Ford, Nestle, BP, Telefonica and Terra Networks. No single client accounted for more than 14% of Ogilvy & Mather's 2000 revenues. In 2000 Ogilvy & Mather continued its commitment to 360 Degree Brand Stewardship for its clients and the agency achieved net new billings of almost $1 billion. Significant new client accounts awarded in 2000 include the assignment of Motorola's global account. The results of OgilvyOne Worldwide, Ogilvy & Mather's direct marketing division, are included within the Group's branding and identity, healthcare and specialist communications sector. The results of Ogilvy Public Relations Worldwide, Ogilvy & Mather's public relations division, are included within the Group's public relations and public affairs sector.

Y&R Advertising (Y&R).  Y&R, acquired by WPP as part of the Young & Rubicam
----------------------
acquistion in 2000, is a full service multinational advertising agency network headquartered in New York with operations in the Americas, Europe and Africa. Y&R was formed in 1923 and operated from 80 offices in 2000. Major clients of Y&R include Ford, Citibank, AT&T, Colgate-Palmolive, Philip Morris and Sony. No single client accounted for more than 10% of Y&R's 2000 revenues. The agency also launched a new integrated unit, Brand Buzz that grew to be a $60 million agency in its first year of operation.

Dentsu, Young & Rubicam (DY&R).  DY&R is operated on a joint venture basis with
---------------------------------
Dentsu, the world's largest advertising agency. It is a full service advertising network operating in the Asia/Pacific region with offices in 14 countries.

Red Cell (formerly Conquest).  Red Cell, launched in January 2001, is a global
-----------------------------
communications network offering full-service marketing solutions. It is comprised of Conquest, a European-based, full service advertising agency network headquartered in London, US agency Cole & Weber, UK marketing communications group Perspectives and Asia Pacific alliance partner, Batey. Red Cell's focus is to deliver global brand building communication solution and strategies to "challenger brands" in need of rapid change. Red Cell's most significant client is Alfa Romeo and new business in 2000 included OCBC Bank and TNT Air Express in Asia, Freight Traders in the UK, Atkins Nutritionals and Nike ACG in the US, Celanese in Germany and Grapes Telecom across Europe.

Media investment management

The Group's worldwide media investment management companies plan and buy clients' brand messages in the most effective media using their buying power to negotiate competitive rates for space and time using sophisticated consumer and media research tools. They offer an integrated service covering conventional media like television, print and posters as well as digital and interactive media, sponsorship, event management and TV programming. They help clients to optimise their media spending through advice on the strategic benefit of each medium (e.g., TV, print, internet, radio, etc.), and passing economies of scale in the purchasing of media time and space through to clients. The business is conducted through WPP's subsidiaries MindShare Worldwide, The Media Edge, and Portland Outdoor (65% ownership interest). The Group also has investments in Tempus Group plc (approximately 22%) and TMP (Europe).

MindShare
---------
2000 was MindShare's third full year of operations as a stand-alone media investment management company. Formed from the merger of the media departments of J. Walter Thompson and Ogilvy & Mather, MindShare, the largest global media network, rolled out its MindShare North America business this year and continued to grow its businesses in Asia Pacific, Europe and South America. Prior to the first quarter of 2000, in the United States, J. Walter Thompson and Ogilvy & Mather purchased media separately for their clients through a J. Walter Thompson-Ogilvy & Mather Alliance which enabled Company clients to obtain better pricing through volume discounts.

MindShare offers media planning, buying and research services for its clients which include existing J. Walter Thompson and Ogilvy & Mather clients and new MindShare clients. In 2000, MindShare achieved annual billings of $20 billion. No single client accounted for more than 8% of MindShare's 2000 revenues. Media consolidation continues to drive much of MindShare's regional and global growth. New global assignments from clients in 2000 included Boots, easyEverything,
KPMG and Lufthansa. Regional assignments included Unilever and Sears in the US, Nike and Volvo in Europe, Terra in Mexico and Hang Seng Bank in Hong Kong. 2000 local client wins included Allianz in Germany, Bass in the UK, National Lotteries in Sweden and Belgium, and Kraft in Italy, Greece and the Czech Republic.

The Media Edge
--------------
The Media Edge, acquired by WPP as part of the Young & Rubicam acquisition in 2000, provides integrated media planning, buying and placement services for both Y&R Advertising and Wunderman. In addition, The Media Edge provides planning and buying of both traditional and direct response media, and offers a range of media-related services to clients other than those of Y&R Advertising and Wunderman, as well as to smaller independent advertising and communications agencies.

WPP also owns a minority interest in another of the leading European-based media, planning and buying companies, Tempus Group plc.

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company's main subsidiaries in this area are Hill and Knowlton, Inc., Burson-Marsteller and Ogilvy Public Relations Worldwide.

Hill and Knowlton (H&K).  H&K, founded in 1927, is a worldwide public relations
------------------------
and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services, including corporate and financial public relations, marketing communications, crisis communications, and public affairs counselling. H&K has 67 offices in 33 countries.

Burson-Marsteller (BM).  BM, founded in 1953 and acquired by WPP as part of the
-----------------------
Young & Rubicam acquisition in 2000, specialises in corporate and marketing communications, business-to-business, crisis management, employee relations and government relations. BM operates in 46 cities in over 36 countries.

Ogilvy Public Relations Worldwide (OPR).  OPR is a leading public relations and
----------------------------------------
public affairs firm based in New York which specialises in corporate public relations, financial communications, health and medical communications, technology communications, public affairs, strategic marketing and special situations. The firm has offices in key financial, governmental and media centers as well as relationships with affiliates worldwide.

Cohn & Wolfe (C&W).  C&W was established in 1970 and specialises in technology,
-------------------
financial services, corporate and consumer marketing, crisis management and sponsorship. C&W provides business results and marketing communications solutions through 14 offices worldwide.


Information and consultancy

Information and consultancy activities include consumer, media, corporate communication and policy research, advertising research, pre-testing and tracking and evaluation of advertising and promotions, design and management of international market studies and new product development and testing.

To help optimise its worldwide research offering to clients, the Company's separate global research businesses, which are described below, have been managed on a centralised basis under the umbrella of the Kantar Group. The principal companies comprising the Kantar Group are:

Research International is the world's largest custom research company, specialising in a wide range of business sectors and areas of marketplace information including strategic market studies, brand positioning and equity research, customer satisfaction surveys, product development, international research and advanced modelling.

Millward Brown is one of the world's leading companies in advertising research, including pre-testing, tracking and sales modelling, offering a full range of services to help clients market their brands more effectively.

Kantar Media Research (KMR) focuses on media planning databases and new product development projects. KMR owns a minority interest (31%) in one of Latin America's leading media research businesses, IBOPE Media Information, which services national and multinational clients throughout the region in measurement and analysis of television ratings and advertising expenditures. KMR also has a minority interest (30%) in AGB Italia, a leading provider of television audience measurement systems worldwide.

IMRB International is the largest market research business in India.

Goldfarb Consultants is a leading international market research and consulting business based in Canada and the US.

Branding and identity

The Company delivers a large range of branding and identity services through its new Brand Union, a co-operative group of certain of WPP's specialist consulting brands, as well as a number of other operating subsidiaries, including Landor Associates and The Partners. These companies provide complementary services, including space planning, retail and work interiors, point of sale displays, marketing literature, annual reports and corporate literature, packaging and brand and corporate identity.

The Brand Union.  The goal of the Brand Union, formed in 2001, is to build a
------------------
group of leading consulting brands capable of meeting all the brand, identity and design needs of the world's most demanding brand owners. It comprises Enterprise IG and Enterprise XP, which brings together in a single network Banner McBride, Clever Media, Eurosem and The Clinic. Also within The Brand Union are Addison Corporate Marketing, BDG McColl, BPRI, Coley Porter Bell, Dovetail, The Henley Centre, Lambie-Nairn, Oakley Young, WalkerGroup/CNI and newly acquired Warwicks.

Landor Associates (Landor).  Landor is a leading branding consultancy and
---------------------------
strategic design firm. Landor creates, builds and revitalizes clients' brands and helps position these brands for continued success. Landor's branding and identity consultants, designers and researchers work with clients on a full range of branding and identity projects, including corporate identity, packaging and brand identity systems, retail design and branded environments, interactive branding and design, verbal branding and nomenclature systems, corporate literature, brand extensions and new brand development. Landor was founded in 1941 and was acquired by WPP as part of the Young & Rubicam acquisition in 2000. Landor is headquartered in San Francisco and operates in the Americas, Asia/Pacific and Australia, Europe and the Middle East, including multidisciplinary consulting and design studios in New York, Seattle, Mexico City, Hamburg, London, Paris, Hong Kong and Tokyo.

Direct, promotion and relationship marketing

The Company has a number of operating businesses in this category.
- OgilvyOne Worldwide, including its interactive unit, Ogilvy Interactive, is a worldwide direct marketing group, providing direct mail, database marketing and direct response advertising techniques.
- Wunderman (formerly known as impiric and, prior to that, Wunderman Cato Johnson) is an integrated marketing solutions company acquired by WPP as part of the Young & Rubicam acquisition in 2000. Wunderman delivers customer relationship management services to clients through more than 80 offices in over 40 countries. With 4,000 employees worldwide, Wunderman combines strategic consulting data-driven and creative marketing services, the Internet, and the latest information technologies to propel and measure business results for its clients.
- KnowledgeBase Marketing (KBM), acquired by WPP as part of the Young & Rubicam acquisition in 2000, is a single source provider of integrated information-based marketing solutions to businesses in targeted high-growth industries. KBM delivers its integrated business solutions services by creating consolidated databases, and then designing, implementing and evaluating database marketing programs for clients. KBM's capabilities include data warehousing, data mining, information services and data analysis.
- A. Eicoff & Co. specialises in targeted cable and broadcast television advertising.
- EWA specialises in customer service and loyalty support programs, with units specialising in government, education, the automobile industry, retail and agriculture.
- Savatar specializes in marketing and technology, and acts as a single source for business technology, interactive strategy, and database and call center marketing.

Healthcare
The Company has extensive expertise in healthcare marketing and communications services. Since 1992 several WPP companies have formed a strategic alliance known as The CommonHealth to offer the largest and most comprehensive specialist healthcare communications network in the world. CommonHealth clients can call on any or all of the co-ordinated services of Group companies. Group companies and/or divisions operating in the healthcare sector include - Ferguson Communications Group, the largest US advertising agency specialising in healthcare communications; Health Learning Systems, specialising in providing healthcare professionals with the latest medical information through educational programs, video and printed materials; Ogilvy & Mather Worldwide; Hill & Knowlton; Ogilvy Public Relations Worldwide; Research International; and Zoe Medical, a leading French healthcare agency. Sudler & Hennessey (S&H), acquired by WPP as part of the Young & Rubicam acquisition in 2000, is a leading healthcare communications firm that develops strategic promotional and educational programs for a wide spectrum of healthcare brands. S&H creates advertising, direct marketing and sales promotion programs for prescription drugs and over-the-counter medications. In addition, S&H provides strategic consultancy and communications support in the areas of managed care, medical devices and equipment, nutrition, veterinary medicine and general healthcare. Communications programs produced by S&H on behalf of its largely pharmaceutical industry client base are directed to a wide range of healthcare professionals as well as patients and their support networks.

Specialist communications

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

Sector Marketing

- Banner Corporation is a European marketing communications firm specialising in the technology sector.
- Mendoza Dillon & Asociados specializes in advertising for the Hispanic community and provides clients with integrated marketing services in this fast-growing specialist market.
- Pace is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.
- Ogilvy Primary Contact is a leading UK based provider of business-to-business, financial and corporate advertising.
- The Geppetto Group assists clients in communicating their products and services to the youth market (children and teens) and implementing creative branding solutions.
- The Bravo Group and Kang & Lee, acquired by WPP as part of the Young & Rubicam acquisition in 2000, create multi-cultural marketing and communications programs targeted to the fast-growing US Hispanic and Asian communities, respectively. Their multi-disciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing.

Media and technology services

- Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post production systems to clients in the UK.

WPP.com/ Investments in New Media Companies

In 1999, a new media parent company, wpp.com was formed to co-ordinate WPP's new media activities across the group's operating brands, to add value in the areas of new media and technology for clients and to accelerate the development of WPP's interactive capabilities and revenues. To date, wpp.com has concentrated on strengthening its existing operations, acquiring new activities in areas which we think are critically important, investing in start-up companies with whom WPP wishes to partner, and spreading knowledge of technology developments throughout the Group.

WPP.com's interactive equity investments have been made directly and indirectly through venture funds. The aim of these indirect investments has been to keep abreast of developments and identify potential client relationships, thus enhancing the Company's core capabilities. Historically, the prime venture funds through which WPP.com has made indirect investments have been Allegis Capital LLC, previously known as Media Technology Ventures, and Wit Capital's Dawntreader II fund.

The merger with Young & Rubicam has brought with it strong interactive capabilities, notably at The Digital Edge, Burson-Marsteller, Landor and Wunderman. WPP has made only two direct investments in the past few months as the Company is concentrating on consolidating the investments which Young & Rubicam had made and on building closer relationships between the operating companies and the existing minority investments.

Manufacturing

The original business of the Company remains as the manufacturing division which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications. The Company's revenues from manufacturing activities in 2000 were less than 1% of the Company total.

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

The Group has established the following financial and strategic objectives:

     - To continue to raise operating margins to the level of the best performing competition, from 14% in 2000 to 15% in 2001 and to 15.5% by 2002. In addition, the Group's longer term objective, beyond 2002, is to raise operating margins to 20%.

     - To increase the flexibility of the cost structure to cope with recessions as they develop. The Group's investment in people and property accounts for approximately 60% of revenues. Variable staff costs, including incentive compensation, freelancers and consultants, account for 6.6% of revenues and the Group aims for 7-8%.

     - The Group has achieved its objective of de-leveraging the Company and interest cover of over 7 times. Now the Group will continue to focus on how to improve shareowner value by maximising the return on alternative investments in capital expenditures, acquisitions and investments, dividends or share buy-backs.

     - To advance further the role of the parent company from that of a financial holding or investment company to a parent company that adds value to its clients and employees. The key added value areas that the Company has identified are human resources, property management, procurement, information technology and practice development.

     - To place greater emphasis on revenue growth by better positioning the Group's revenue portfolio in faster-growing functional areas and geographic markets.

     - To improve still further the quality of our creative output by stepping up training and development programs; by recruiting the finest talent; by celebrating and rewarding outstanding creative success; by acquiring strong creative companies; and by encouraging, monitoring and promoting achievements in winning creative awards.

Clients

The Company's structure of independent, autonomous companies and associates allows it to provide a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients and to serve their increasingly complex and diverse geographic needs. At year-end, the Company served over 330 clients in three or more service disciplines and the Company works with more than 60 of these clients in four disciplines. All together, the Company now serves over 300 of the Global Fortune 500 clients, over one-half of the Nasdaq 100, and over 30 of the Fortune e-50, and works with well over 100 clients in six or more countries. The Company's ten largest clients in 2000 were American Express, Ford, IBM, Johnson & Johnson, Kimberly-Clark, Nestle, Pfizer, Philip Morris, Sears and Unilever. Together, such clients accounted for approximately 28% of the Company's revenues in 2000. No client of the Company represents more than 8% of the Company's aggregate revenues. The Company has maintained long-standing relationships with many of its clients, with the average length of relationship for the top 10 clients exceeding 50 years.

There is continued evidence that clients are moving towards the consolidation of their marketing activities. IBM, American Express, De Beers, Eastman Kodak, Ford, Kimberly-Clark, Kraft Foods, Mattel, Diageo, Colgate-Palmolive, Motorola, CitiGroup, Glaxo SmithKline and Boots have also consolidated their activities with Group companies. Some examples of other major advertisers who have chosen to consolidate their business with one or just a few large multinational agencies not part of the Group include Bayer, and Reckitt Benchiser, SC Johnson, Coca-Cola and Verizon. WPP is among a select number of advertising and marketing services companies that offers worldwide capabilities to these types of large multinational clients.

While the operating companies owned by the Company operate separately and independently of each other, and service different clients and/or business segments, they nevertheless have the opportunity to share certain corporate resources. The potential for cross-referral of clients among the Company's subsidiaries is significant, and increasing, as contacts and introductions between the various subsidiaries of the Company often produce new ideas for services and new client opportunities, nationally, internationally and by service functions. This was evidenced during 2000, when over 25% of new assignments are estimated to have come from the joint development of opportunities by two or more Group companies. To enhance this process, the Company has implemented incentive plans whereby a portion of the incentive compensation for senior executives in the Group is based upon their cooperation with, and cross referrals to, other Group companies. See "Business Overview -- Compensation".

Acquisitions

On October 4, 2000, the Company finalised its acquisition of Young & Rubicam. The value of the consideration which was satisfied entirely by the issue of new WPP ordinary shares or WPP American Depositary Shares, calculated by reference to the opening WPP share price on October 4, 2000, (Pounds)7.99, was (Pounds)3.0 billion. Further details regarding the acquisition of Young & Rubicam are given in Note 25 of the Notes to the Consolidated Financial Statements. Total cash spent on acquisitions and investment in 2000 was (Pounds)247 million. In addition to completing the Young & Rubicam acquisition, the Company or its operating companies acquired or made an investment in a number of companies in 2000, including:

                                                                Branding and identity,
                                                                healthcare and specialist
Advertising and media investment management    Region           communications                    Region
---------------------------------------------  -----------      -----------------------------     ---------

Asiatic Pakistan                               Pakistan         Absolut                           Portugal
Indo Ad                                        Indonesia        Coolfire.interactive              USA
KSM                                            Netherlands      Dialogue                          UK
Marti, Flores, Prieto & Watchel                Puerto Rico      Enterprise IG Copenhagen          Denmark
                                                                Go Direct Marketing               Canada
MediaNet                                       Taiwan           Horniak & Canny                   Australia
SCPF                                           Spain            Imaginet                          USA
Spafax                                         UK               Imagio Technology Advertising     USA
Tamir Cohen                                    Israel           Interact                          Ireland
TMI                                            Middle East      Interfaz401                       Mexico
                                                                The Lacek Group                   USA
                                                                Premiere Group                    UK
                                                                RADA                              UK
                                                                Springham Anderson                Singapore
                                                                Tonic 360                         USA
                                                                Uniworld                          USA
                                                                Warwicks                          UK

------------------------------------------------------------------------------------------------------------
Information and consultancy                    Region
---------------------------                    ------

Ergo Advanced Research                         Spain
Research Partners                              Australia
Sifo Research & Consulting                     Sweden

Public relations and public affairs            Region
-----------------------------------            ------

Capitol PR                                     Turkey
Rockey Group                                   USA
Socket PR                                      USA

The Company has continued to make acquisitions and investments in companies in the first part of 2001, including SicolaMartin in the US and AD Venture Worldwide in Korea in advertising and media investment management; Ziment Associates in the US in information and consultancy; Finsbury and Communique PR in the UK and The ProMarc Agency, Deen+Black and Springbok Technologies in the US in public relations and public affairs; Glendinning Management Consultants and Black Cat Holdings in the UK, Icon Brand Navigation Group AG in Germany, CB Associes S.A. in France and Maxx Marketing in Hong Kong in branding and, identity, healthcare and specialist communications.

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

Key employees of each of the principal operating companies within the Group participate in annual incentive compensation plans under which a significant portion of their total compensation is directly related to the financial performance of their own company, division, client or functional responsibility. Individual bonuses are determined on the basis of achievements against individual performance objectives encompassing key strategic and financial performance criteria, including the level of co-operation between operating companies. In addition, a number of the most senior executives in the Company participate in long-term incentive plans under which awards are payable in a combination of cash and an interest in WPP ordinary shares, depending on the achievement of three-year financial performance targets, including conversion of revenue to profit targets, operating margin targets and staff costs to revenue ratio targets. Certain executives in the Group are also members of the WPP Group "Leaders", "Partners" or "High Potential Group" and receive grants of fair market value WPP share options exercisable three years from the grant date assuming that specific performance conditions are met including certain financial performance targets and targets for cooperation across WPP's operating companies.

In connection with WPP's emphasis on promoting cooperation and cross referrals among the Group companies, in 1997 WPP implemented a worldwide share ownership program for all Company employees with over two years' of service in 100% owned companies, and a partnership program rewarding outstanding examples of collaboration across various operating companies within the Group, with the objective of adding value to the Company's clients' businesses. Both these initiatives have continued in 2000. Since its adoption, grants have been made annually under the worldwide share ownership program and as at May 4, 2001 options under this plan had been granted to more than 18,000 employees for in excess of 9.1 million ordinary shares of the Company. In 2001 the program has been extended to all eligible Young & Rubicam employees.

Including outstanding options, interests in WPP restricted stock, stock already owned and holdings of the Employee Stock Ownership Plan, people working in the Group currently own, or have interests in, in excess of 71 million ordinary WPP shares representing over 6% of the Company, or approximately $750 million.

The Leadership Equity Acquisition Plan (LEAP) was approved by shareowners on September 2, 1999. Twenty-two executives of the Group have been invited to participate in the plan. These participants will acquire or have acquired 3.5 million WPP ordinary shares, currently worth over $40 million, and have made a commitment to retain them until September 2004. Under the terms of LEAP, the participants may earn matching shares over a five-year performance period, based on the Group's relative total share owner return as compared with 14 other major listed companies in our industry.

Although still applicable to other key management employees, there is no current intention to make further option grants to executive directors, including the Group chief executive. See Item 6-Directors, Senior Management and Employees.

Training

Many of the companies within the Group offer formal training programs for new employees. In particular, J. Walter Thompson, Ogilvy & Mather, Research International, Millward Brown and Hill & Knowlton have been actively engaged for many years in the training and development of their personnel. The companies conduct various educational programs, such as seminars and workshops, in the United States and abroad, and have various other formal programs for interchanging ideas, materials and experiences among their offices. The parent company has initiated a number of multi-company seminars and workshops aimed at senior employees. These have covered areas such as integrated marketing, organisational development, management and leadership skills, retailing and creativity.

Description of property

The majority of the Company's properties are leased, although certain properties which are used mainly for office space are owned in the US (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York, NY), Argentina, Austria, Brazil, Mexico, Netherlands, Peru and Thailand, and certain office buildings and a manufacturing plant is owned in the UK. Principal leased properties include office space at the following locations:

Location                                       Use                              Approximate square footage
--------                                       ---                              --------------------------
Worldwide Plaza, New York, NY                  Ogilvy & Mather, MindShare                 675,700

466 Lexington Avenue, New York, NY             J. Walter Thompson                         456,100

230 Park Ave South, New York, NY               BM, Bravo, Landor, S&H                     323,400

900 North Michigan Avenue, Chicago, IL         J. Walter Thompson, OPR                    205,600

233 North Michigan Avenue, Chicago, IL         Y&R Advertising, Wunderman, BM,
                                               Cohn & Wolfe                               122,100

500 Woodward Avenue, Detroit, MI               J. Walter Thompson, MindShare              160,200

825 Seventh Avenue, New York, NY               The Media Edge                             109,800

10 Cabot Square, Canary Wharf, London, UK      Ogilvy & Mather                            104,200

675 Avenue of the Americas                     Wunderman                                   92,500

Greater London House, London, UK               Y&R Advertising, Wunderman                  89,700

The Company actively manages its rental costs to revenue ratio and believes that it is still capable of achieving significant improvements in this area.

The Company considers its properties owned or leased to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5 -Operating and Financial Review and Prospects. As of December 31, 2000, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company's consolidated financial statements was approximately (Pounds)185.0 million (US$276.3 million).

See Note 2 of Notes to the Company's Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of December 31, 2000, under non-cancellable operating leases of the Company.

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

Significant claims settled during 2000

None.


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections, anticipated future economic performance as assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, unanticipated natural disasters, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.


Impact of Exchange Rates

The Company's reporting currency has always been UK Sterling. However, the Group's significant overseas operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or `functional') currencies of its main operating units. The majority of the group's debt is therefore denominated in US dollars, as this is the predominant currency of revenues.

To neutralise foreign exchange impact and to better illustrate the underlying improvement in revenue and profit from one year to the next, the Company has adopted the practice of publishing results in both reportable currency (local currency results translated into UK Sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into UK Sterling at a budget or "constant" foreign exchange rate).

Significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at December 31, 2000. No speculative foreign exchange trading is undertaken.

Overview

The following discussion is based on the Company's audited Consolidated Financial Statements included elsewhere in the document. The Consolidated Financial Statements have been prepared in accordance with UK GAAP. See pages F-22 to F-23 of Notes to the Consolidated Financial Statements which contain a discussion of the principal differences between UK and US GAAP relevant to the Company.

Outlook

The Company's budgets for 2001 have been prepared on a conservative basis largely excluding new business particularly in advertising and media investment management. They predict like-for-like, year-on-year revenue increases of over 7% in comparison to 2000 pro forma numbers, with advertising and media investment management revenue growth of 3% and marketing services growth of over 10%.

Revenues for the first three months of 2001 were up 64% over last year in constant currency (73% on a reportable currency basis). Combined WPP and Young & Rubicam constant currency revenues were up over 9% and on a like-for-like basis, excluding acquisitions and currency fluctuations, revenues rose 6%. In the first three months of 2001, net debt averaged (Pounds)470 million (including Y&R's convertible debt of (Pounds)195 million) compared to (Pounds)239 million for the same period in constant currency. This includes the (Pounds)653 million spent on capital expenditure, acquisitions, share purchases and dividends in the previous twelve months. Free cash flow over the same period was (Pounds)417 million.

The Group continues to focus on its key objectives of improving operating profits and margins, increasing cost flexibility (particularly in the areas of staff and property costs), using free cash flow to enhance share owner value, continuing to develop the role of the parent company in adding value to its clients and employees, developing its portfolio in high revenue growth geographic and functional areas and improving its creative quality and capabilities. The Company does not believe that there is any functional, geographic, account concentration or structural reason that should prevent the Group from achieving operating margins of 15.5% by 2002. The two best-performing listed competitors in the industry generate margins of 16-18%.

Fiscal 2000 Compared with Fiscal 1999

Revenues and Operating Income - Revenues increased by 37.2% on a reportable currency basis in 2000 to (Pounds)2,980.7 million from (Pounds)2,172.6 million in 1999. However, on a constant currency basis the revenue increase was almost 33% with strong growth in all disciplines (advertising and media investment management 33.8%, information and consultancy 19.8%, public relations and public affairs 75.6% and branding and identity, healthcare and specialist communications 27.6%) and regions (North America 29.8%, Continental Europe 47.2%, Asia Pacific, Latin America, Africa and the Middle East 38.2% and the United Kingdom 22.5%). Non-advertising activities represented 53% of revenues in both years. On a like-for-like basis (including Y&R for the final quarter of 2000), revenues rose by almost 15%.

Reported operating income (including associate income) rose by 43.1% to (Pounds)416.0 million in 2000 from (Pounds)290.8 million in 1999. Reported currency operating margins increased from 13.4% to 14.0%. Reported operating costs including direct costs rose by over 36% and by 32% in constant currency. On a like-for-like basis, total operating and direct costs were up over 14% on the previous year. Operating margins before short and long-term incentive payments (totalling (Pounds)118 million, or over 22% of operating profit before bonus and taxes) rose to 17.9% from 16.7%. The staff cost to gross margin ratio excluding incentives fell to 54.8% from 55.0%. Variable staff costs as a proportion of total staff costs increased to 12.1% in 2000 from 11.5% in 1999 and, as a proportion of revenues, increased to 6.6% from 5.8%, increasing flexibility in the cost structure.

Interest expense - In reported currency, net interest expense increased from (Pounds)35.4 million to (Pounds)50.3 million, reflecting increased profitability more than offset by rising US dollar interest rates, debt acquired, the increased level of acquisition activity and share repurchases. Interest cover, however, has improved to 8.3x in comparison to 8.2x in the previous year.

The Company continues to be substantially protected against a significant rise in US interest rates by interest rate swaps at fixed rates of 6.25% or below (excluding margin), with maturities extending to January 2003, and with US dollar debt at fixed rates.

Taxes - The Company's tax rate on profits for the year ended December 31, 2000 was 30.0%, the same as in the previous year. Since 1992, the Group has reduced its tax rate on profits before non-operating exceptional items by over one-third from 47% in that year.

Net income - Net income available to ordinary shareowners was (Pounds)244.7 million in the year ended December 31, 2000 against (Pounds)172.8 million in 1999.

Fiscal 1999 Compared with Fiscal 1998

Revenues and Operating Income - Revenues increased by 13.3% on a reportable currency basis in 1999 to (Pounds)2,172.6 million from (Pounds)1,918.4 million in 1998. On a constant currency basis the revenue increase was 12% with strong growth in all disciplines (advertising and media investment management 5.2%, information and consulting 13.9%, public relations and public affairs 30.5%, branding and identity, healthcare and specialist communications 19.2%) and regions (North America 16.8%, United Kingdom 10.5%, Continental Europe 11.0% and Asia Pacific, Latin America, Africa and the Middle East 4.0%). The Company's non-advertising activities grew to represent over 53% of Group revenues.

Reported operating income (including associate income) rose by 18.6% to (Pounds)290.8 million in 1999 from (Pounds)245.2 million in 1998. Reported currency operating margins increased from 12.8% to 13.4%. Reported operating costs rose by 13.4% and by almost 12% in constant currency. Operating margins before short and long-term incentive payments (totalling (Pounds)71 million or almost 20% of operating profit before bonus and taxes) rose to 16.7% from 15.8%. Staff and property costs represent approximately 60% of the Company's cost base. The Company places great emphasis on the control of these costs. The incentive arrangements for the Company's most senior staff include specific financial objectives for the improvement in absolute operating profit, operating margins, as well as improvements in the staff cost to revenue ratios of each operating division. Variable staff costs as a proportion of total staff costs have increased over recent years to 11.5% and as a proportion of revenues to 5.8%. This has resulted in increased flexibility in the cost structure. Continued efforts to minimise property costs include consolidation of operations into shared space upon lease renewal.

Interest expense - In reported currency, net interest expense increased to (Pounds)23.4 million from (Pounds)19.2 million in 1998 reflecting the increased level of acquisition activity and share repurchases. Charges in respect of working capital facilities decreased to (Pounds)12.0 million from (Pounds)13.2 million. Interest cover improved to 8.2 times in comparison to 7.6 times in the prior year.

Taxes - The Company's tax rate on a reported currency basis was 30.0% on profits, compared with 31.5% in 1998. This reflects the impact of tax restructuring within the company.

Net income - Net income available to ordinary shareowners was (Pounds)172.8 million in the year ended December 31, 1999 against (Pounds)140.3 million in 1998.

Liquidity and Capital Resources

General. The primary source of funds for the Group since 1995 has been cash generated from operations. The primary uses of cash funds since 1995 have been to service and repay bank debt, for capital expenditures and, since 1997, to fund acquisitions and ordinary share repurchases. The Company evaluates its free cash flow requirements and other needs when deciding the amount to allocate to ordinary share repurchases. In 2000 the Company invested (Pounds)94.1 million in share repurchases. The Company continues to commit (Pounds)150-(Pounds)200 million for share buy-backs in the open market, when market conditions are appropriate. Such annual rolling share repurchases would represent approximately 1 - 2% of the Company's share capital. For a breakdown of the Company's sources and uses of cash see the "Consolidated Statements of Cash Flows" included as part of the Company's Consolidated Financial Statements in Item 18 of this Report.

Liquidity risk management. The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of average gross borrowing levels and debt maturities are closely monitored.

Liquidity. Since 1995 the majority of the unsecured debt of the Group has been funded under various syndicated loan facilities. In conjunction with the improved profitability and credit standing of the Group, each new loan facility has brought reduced pricing and less restrictive covenants.

USA bond. The Company has in issue US$ 200 million of 6.625% Notes due 2005 and US$ 100 million of 6.875% Notes due 2008.

Revolving credit facilities. The Company's debt is also funded by a $500 million syndicated Revolving Credit Facility dated July 1998, as amended, and a $700 million facility dated August 2000. The $500 million facility is due to expire in July 2002 and the $700 million facility is due to expire in August 2001 although the Group has the ability to extend drawings under this facility until August 2003. The Company's syndicated borrowings drawn down under these arrangements averaged $422 million during the year at an average rate of 6.2% inclusive of margin. Borrowings under the revolving credit facilities are governed by certain financial covenants based on the results and financial position of the Company. The Company also has a securitized working capital facility, currently in the amount of $350 million, which was entered into in 1993 and which has been amended several times, and most recently renewed in December 1998.

Interest on the majority of the Company's borrowings, other than the USA bond, is payable at a margin of between 0.20% and 0.55% over the relevant LIBOR and, for $350 million of borrowings as of December 31, 2000, is hedged to January 2003 at US dollar LIBOR rates of 6.25% or less (excluding margin costs).

Convertible debt. In October 2000, with the purchase of Young & Rubicam Inc., the Group acquired $287.5 million of 3% Convertible Notes due January 15, 2005. At the option of the holder, the notes are convertible into shares of WPP's common stock at a conversion price of $87.856 per ADR. The notes may be redeemed at WPP's option on or after January 20, 2003. Interest on the notes is payable on January 15 and July 15 of each year, beginning on July 15, 2000. The notes are unsecured obligations of Y&R and are guaranteed by WPP.

Eurobonds. In June 2001, the Company issued EURO 1 billion of bonds, consisting of EURO 650 million at 6% due June 2008 and EURO 350 million at 5.125% due June 2004. Proceeds will be used to repay existing bank borrowings taken on at the time of the Young & Rubicam acquisition and for general corporate purposes.

We believe that cash provided by operations and funds available under our credit facilities will be sufficient to meet the Group's anticipated cash requirements as presently contemplated.

See Note 8 of Notes to the Consolidated Financial Statements, which contains an analysis of net funds with debt analysed by year of repayment.

Cash Flows

2000.  As at December 31, 2001, the Group had net debt of  (Pounds)25 million
----
compared with net cash of (Pounds)92 million at December 31,1999, following cash expenditure of (Pounds)247 million on acquisitions, (Pounds)94 million on share repurchases and long-term debt acquired of (Pounds)195 million from Young & Rubicam.

Net debt averaged (Pounds)423 million in 2000, up (Pounds)217 million against (Pounds)206 million in 1999. The average debt figures for 2000 include the impact of the Young & Rubicam Inc. long-term convertible bond of (Pounds)195 million for the final quarter.

Cash flow continued to improve as a result of improved profitability and management of working capital. In 2000, operating profit was (Pounds)378 million, capital expenditure (Pounds)112 million, depreciation and amortisation of (Pounds)79 million, tax paid (Pounds)81 million, interest and similar charges paid (Pounds)57 million and other net cash inflows of (Pounds)84 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore (Pounds)291 million. This free cash flow was more than absorbed by acquisition payments and investments of (Pounds)247 million, share repurchases and cancellations of (Pounds)94 million and dividends of (Pounds)26 million.

1999.  As at December 31, 1999, the Group was cash positive with net cash of
----
(Pounds)92 million compared with (Pounds)134 million at December 31, 1998, despite cash expenditure of (Pounds)262 million on acquisitions and (Pounds)18 million on share repurchases. This was primarily due to improved profitability and management of working capital.

Net debt averaged (Pounds)206 million in the year ended December 31, 1999, an increase of (Pounds)63 million from (Pounds)143 million in 1998 (up (Pounds)51 million against (Pounds)155 million in 1998 at 1999 exchange rates). In 1999, operating profit was (Pounds)264 million, capital expenditure (Pounds)65 million, depreciation (Pounds)42 million, tax paid (Pounds)58 million, interest and similar charges paid (Pounds)33 million and other net cash inflows of (Pounds)21 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore (Pounds)171 million. This free cash flow was more than absorbed by acquisition payments and investments of (Pounds)262 million (offset by (Pounds)52 million of cash acquired) shares repurchases and cancellations of (Pounds)18 million and dividends of (Pounds)21 million.

Capital Structure

At December 31, 2000, the Company's capital base was comprised of 1,111,853,705 ordinary shares of 10 pence each.

Asset Disposals

There were no significant asset disposals during 1998, 1999 or 2000.

Excess Space

The task of eliminating surplus property costs has been achieved over the last eight years. Excess space generally represents discrete unutilised areas of the Company's properties which are available for sublet. Over 650,000 square feet of excess space with a cash cost of approximately (Pounds)14 million ($22 million) per annum has been either sublet or absorbed since 1992. The excess space arose from a reduction in headcount together with property decisions made by certain companies prior to their acquisition by the Company. WPP's rental costs to revenue ratio are competitive with the best performing competition, although capable of improvement.

Inflation

As in 1999 and 1998, in management's opinion the effect of inflation has not had a material impact on the Company's results for the year or financial position as at December 31, 2000.

Interest rate risk management

The Group's interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates. The Group therefore aims to limit the impact from increases in rates while seeking to ensure that it benefits from rate reductions by regularly reviewing its exposure profile and deciding upon the periods for fixing rates in the light of financial market expectations. Its principal borrowing currencies are US dollars and pounds sterling. Borrowings in these two currencies, including amounts drawn under the working capital facility, represented 93% of the Group's gross indebtedness at December 31, 2000 (at US$1,154 million and (Pounds)178 million respectively) and 94% of the Group's average gross debt during the course of 2000 (at US$948 million and (Pounds)194 million). 81% of the year-end US$ debt is at fixed rates averaging 5.37% for an average period of 42 months. The sterling debt is all at floating rates. Other than fixed rate debt, the Group's other fixed rates are achieved through interest rate swaps with the Group's bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At December 31, 2000 the Group had one forward rate agreement in place capping short-term US$ interest rates at an average rate of 5.65% on $25 million of borrowings. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group's borrowing and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis. See Note 8 of the Notes to the Consolidated Financial Statements which contains an analysis of the debt and fixed rate maturities.

Economic and monetary union in Europe - (`EMU')

The Group's European companies, including those in the UK, continue to prepare for the introduction of the euro, which will be the sole functional currency of participating countries in 2002. The Group does not expect a material effect on trading performance from the introduction of the euro, but continues to analyse the potential impact. The Group's information systems are being updated, with costs being expensed as incurred. Costs are not expected to be significant and conversions are benefiting from the successful introduction of the euro as the functional currency in the Group's operating companies in Belgium on January 1, 1999. The Group does not anticipate changing its reporting currency to the euro until the UK decides to join EMU.

US GAAP

The Company's Consolidated Financial Statements included elsewhere herein have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For the year ended December 31, 2000 net income under US GAAP was (Pounds)122.9 million compared with net income of (Pounds)81.9 million for the same period in 1999. The corresponding figures under UK GAAP were net income of (Pounds)244.7 million and (Pounds)172.8 million, respectively. Share owners' funds, (i.e. shareholders' equity), under US GAAP at December 31, 2000 were (Pounds)4,149.1 million, as compared with share owners' funds of (Pounds)3,409.9 million under UK GAAP. See pages F-22 to F-24 of Notes to the Consolidated Financial Statements for a discussion of the principal differences between US GAAP and UK GAAP that affect the Group's financial statements.

Accounting for Derivative Instruments and Hedging Activities
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards in the United States requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Statement 133, as amended by Statement 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The Group has not yet quantified the impact of adopting Statement 133 on the amounts presented under US generally accepted accounting standards. However, the Statement could increase volatility in earnings and other comprehensive income.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors and executive officers of the Company as of May 4, 2001 are as follows:

Philip Lader, age 54: Chairman (non-executive). Philip Lader was appointed chairman in February 2001. He has had a distinguished international career in business, education and government. He served as US Ambassador to the Court of St. James's from 1997 to 2001, and previously held other executive posts in the US government. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of universities in the US and Australia. He serves as a senior advisor at Morgan Stanley International and is a director of AES Corporation and RAND Corporation. He is also a Trustee of the British Museum.

Sir Martin Sorrell, Age 56: Group chief executive. Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Colefax & Fowler Group plc. and a member of the Nasdaq board.

Paul Richardson, age 43: Group finance director. Paul Richardson became Group finance director of WPP in December 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide finance function, including external reporting, taxation, procurement, property and treasury. Previously he spent six years with the central team of Hanson plc financing major acquisitions and disposals. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and Singleton Group in Australia.

Brian Brooks, age 45: Chief human resources officer. Brain Brooks joined WPP in September 1992. He is responsible for the recruitment and development of senior talent thoughout the group, as well as career and succession planning for key people. He manages WPP stock ownership plans, as well as incentive and total remuneration programs, in partnership with each WPP Company. Previously he was a partner in Towers Perrin in New York and London. He is a lawyer and is admitted to practise law.

Eric Salama, age 40: Group director of strategy and chief executive of wpp.com. Eric Salama joined the parent company in 1994 and the board in July 1996. He is responsible for the Group's interactive development and for developing and implementing the Group's strategy. He is an adviser to the UK Government in the fields of creative and media industries and education and a Trustee of the British Museum. Previously he was joint managing director of The Henley Centre, a WPP company.

Michael Dolan, age 54: Chairman and chief executive officer of Young & Rubicam Inc. Michael J. Dolan was appointed a director in September 2000. He is chief executive of Young & Rubicam Inc. and has been a vice chairman, president, chief operating officer and chief financial officer and a director of Young & Rubicam Inc. since July 1996. Before joining Young & Rubicam Inc. in 1996 as vice chairman and chief financial officer, he was president and chief executive officer of Snack Ventures Europe, the joint venture between PepsiCo Foods International and General Mills. Prior to PepsiCo, he was with Peter Kiewet Sons Inc., the construction and mining conglomerate, from 1987 through 1991. Prior to this he was a partner in the Strategy Practice with Booz Allen & Hamilton, having begun his career with JP Morgan. He is a director of Luminant Wordwide Corporation, Thomas Weisel Partners and Gamut Interactive.

Jeremy Bullmore, age 71: Non-executive director. Jeremy Bullmore was appointed a director in 1988 after 33 years at J. Walter Thompson, London, the last 11 as chairman. He was chairman of the Advertising Association from 1981 to 1987 and continues to write and lecture extensively on marketing and advertising. He is also a non-executive director of the Guardian Media Group plc and president of NABS.

Esther Dyson, age 49: Non-executive director. Esther Dyson was appointed a director in June 1999. She is chairman of EDventure Holdings, the pioneering US-based information technology and new media company. She is an acknowledged luminary in the technology industry, highly influential in her field for the past 16 years, with a state-of-the-art knowledge of the emerging information technology industry worldwide and the emerging computer markets of Central and Eastern Europe. An investor as well as an observer, she sits on the boards of Audumbla, Manugistics, IBS Group, Scala Business Solutions and GreaterTalent.com among others.

Warren Hellman, age 66: Non-executive director. Warren Hellman was appointed a director in September 2000 and has been a director of Young & Rubicam Inc. since December 1996. He is chairman of Hellman and Friedman LLC, a private investment company he founded in 1984. Previously, Mr. Hellman was a general partner of Hellman, Ferri Investment Associates, Matrix Management Company, Matrix II Management Company, and Lehman Brothers. At Lehman Brothers he served as president, as well as head of the Investment Banking Division, and chairman of Lehman Corporation. He is currently a director of Levi Strauss & Co., II Fornaio America Corp., Sugar Bowl Corporation, and D. N. & E. Walter & Co. He is chairman of the San Francisco Foundation, Trustee Emeritus of the Brookings Institution, and member of the University of California, Berkeley Walter A. Haas School of Business Advisory Board.

Masao Inagaki, age 78: Non-executive director. Masao Inagaki was appointed a director in September 1998 following WPP's equity investment in Asatsu-DK, Japan's third largest advertising and communications company. He founded Asatsu in 1956 and has been chairman and chief executive officer since 1992. He is also vice president of the Japan Advertising Agencies Association. In January 1999, Asatsu Inc. became Asatsu-DK as a result of Asatsu's merger with DIK.

John Jackson, age 71: Non-executive director. John Jackson was appointed a director in 1993. He is chairman of Hilton Group plc, Celltech Group plc and a number of other public companies. He is also the non-solicitor chairman of Mishcon de Reya. He has extensive experience of a broad range of businesses, including television broadcasting, high technology industries, retailing, publishing, printing, biotechnology, electronics and pharmaceuticals.

Michael Jordan, age 65: Non-executive director. Michael Jordan was appointed a director in September 2000 and has been a director of Young & Rubicam Inc. since December 1999. He is executive chairman of Clariti Telecommunications International Ltd., chairman of Luminant Worldwide Corporation, and chairman of eOriginal Inc. He is a member and former chairman of the US-Japan Business Council, chairman of The College Fund/UNCF, and chairman of the Policy Board of the Americans for the Arts. He also serves on the

Boards of Aetna Inc. and Dell Computer Corporation. He retired as chairman and chief executive officer of the CBS Corporation in 1998 after having led one of the most comprehensive transformations of a major US corporation.

Sir Christopher Lewinton, age 69: Non-executive director. Sir Christopher Lewinton was appointed a director in September 2000 and has been a director of Young & Rubicam Inc. since May 1999. He was for 14 years chairman of TI Group plc, and remains a consultant to TI Group Automotive Systems. From 1970 to 1985 he was chief executive of the Wilkinson Sword Group and, in 1978, when Wilkinson Sword was acquired by Allegheny International, he joined the main board of the company and chaired Allegheny's international operations. He is a non-executive director of Videonet, a private company providing video-on-demand. He served as a non-executive director of Reed Elsevier from 1993 to 1999 and was a director of the Supervisory Board of Mannesman AG from 1995 to 1999.

Christopher Mackenzie, age 46: Non-executive director. Christopher Mackenzie was appointed a director in March 2000. He is president, chief executive and deputy chairman of TrizecHahn Corporation (TZH), one of North America's largest diversified property companies. He was previously a company officer of GE, leading GE Capital's international business development. He is a non-executive director of Global Switch, the London-based Technology Centre company, in which TZH is a controlling shareholder, as well as Fairchild Dornier GmbH, the aircraft manufacturer, and Champagne Jacquesson S.A.

Stanley Morten, age 57: Non-executive director. Stanley Morten was appointed a director in 1991. He is a private investor with a focus on companies in the genomics sector of the biotechnology industry, and is currently working with Pegasus Capital Advisors of Cos Cob, Connecticut, to raise a new venture capital fund called Auxyn Biosciences Ventures. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc in New York.

John Quelch, age 49: Non-executive director. John Quelch was appointed a director in 1987. He is Professor and Dean of the London Business School and was formerly the Sebastian S. Kresge Professor of Marketing at Harvard Business School. A prolific writer on marketing and public policy issues, he is the author of 12 books on marketing management. He is a non-executive director of Blue Circle Industries plc, easyJet plc and the Graduate Management Admission Council. He was a founding non-executive director of Reebok International Ltd.

Terms of Directors and Executive Officers

The Company's Articles of Association provide that a director appointed since the last Annual General Meeting, or who has held office for more than 30 months since his election or re-election by the Company in general meeting (whether annual or extraordinary) shall retire from office but shall be eligible for re-election.

Messrs Dolan, Hellman, Jordan and Sir Christopher Lewinton were appointed at the Extraordinary General Meeting held in September 2000 and are not required to seek re-election this year. Philip Lader having been appointed a director since the last General Meeting, is required to retire from office at the forthcoming Annual General Meeting, but being eligible offers himself for re-election.

The Board has also decided that those directors who are aged 70 or over on the date of the Notice of Annual General Meeting, namely Messrs Bullmore, Jackson and Inagaki, will retire from office at the forthcoming Annual General Meeting, but being eligible, are all offering themselves for re-election. Further, in accordance with the Articles of Association, Mr. Quelch also retires but being eligible offers himself for re-election.

The directors may from time to time appoint any other person to be a director. Any director so appointed shall hold office only until the next Annual General Meeting following his appointment when he shall retire but shall be eligible for re-election at that meeting.

The Group chief executive:  Sir Martin Sorrell

Sir Martin Sorrell's services to the Group outside the USA are provided by JMS Financial Services Limited ("JMS"). He is directly employed by WPP Group USA, Inc. for his activities in the USA. Taken together, the agreement with JMS ("the UK Agreement") and the agreement with the Group chief executive directly (the "US Agreement") provide for the following remuneration all of which is further disclosed elsewhere in Item 6.

 .    annual salary and fees of (Pounds)840,000;
 .    annual pension contributions of (Pounds)336,000;
 .    short-term incentive (annual bonus) of 100% of annual salary and fees at target and up to 200% maximum;
 .    the Leadership Equity Acquisition Plan; and
 .    the Performance Share Plan.

In addition JMS is entitled to phantom options linked to the WPP share price, granted in 1993 and 1994 as disclosed in the table entitled "Share Options" elsewhere in Item 6. No further phantom options have been or will be granted to JMS or Sir Martin Sorrell.

JMS has stated its intention not to exercise the phantom options in respect of 1993 until March 2003 and has agreed to defer its interest in the phantom options in respect of 1994 until March 2004.

Following the enactment of the personal service company legislation in the Finance Act 2000, the Company has agreed to reimburse JMS with the additional employer National Insurance contribution liability which JMS incurs because of the personal service company legislation on the basis that 63% of the annual fee, bonus and pension contribution is drawn by Sir Martin Sorrell from JMS.

Pursuant to the authority conferred on the directors at the company's annual general meeting in 2000, the company and JMS have entered into a contract to satisfy JMS' entitlements under LEAP and the phantom options, by the allotment of new shares in the Company.

Both the UK Agreement and the US Agreement may be terminated within a period of 90 days from a change of control. In these agreements "change of control" is as defined respectively in section 416 of the Income and Corporation Taxes Act 1988 and the Securities Exchange Act 1934.

On a termination by the Group chief executive and JMS, WPP is obliged to pay an amount equal to twice the annual salary and fee; bonus and pension payments payable under the UK and US Agreements; and also to continue certain benefits such as health insurance under the US agreement.

Sir Martin Sorrell has also entered into covenants, which apply for the period of 12 months following termination of the UK Agreement and the US Agreement ("Termination"), under which he has agreed not to compete with any business carried on by the Company or any member of the WPP Group in any country in which the business of the Company or any member of the WPP Group is carried on at the date of Termination, nor to solicit certain business or custom or services from major clients or clients with which Sir Martin Sorrell was involved in the 12 months before Termination. The covenants also include an obligation not to induce suppliers with whom he was actively involved during the 12 months ending on Termination, nor to induce employees with whom he had material dealings in connection with the provision of services during the 12 months ending on Termination to cease relationship or employment with the Company or any member of the WPP Group.

The Capital Investment Plan (CIP) and Notional Share Award Plan (NSAP)

The CIP provides the Group chief executive with a capital incentive initially over a five-year period with effect from September 4, 1994 and which matured in September 1999.

The Group chief executive has agreed to defer entitlement to the 4,691,392 Performance Shares which he would otherwise have been able to acquire in September 1999, subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under LEAP. Accordingly, subject to the provisions of the CIP, the rights to acquire the Performance Shares may be exercised in the period September 30, 2004 to December 31, 2004. These Performance Shares were acquired by an ESOP in 1994 at a total cost of approximately (Pounds)5.5 million.

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

Awards made to the Group chief executive or JMS under the CIP, the Notional Share Award Plan and the phantom options, become immediately exercisable on a change of control. Under these plans, "change of control" is defined as the acquisition by a person or persons of more than 20% of the issued share capital of WPP where this is followed within 12 months by the appointment of a director with neither the Group chief executive's nor JMS's approval.

The rights of the Group chief executive and JMS respectively under the CIP and the NSAP are dependent on Sir Martin Sorrell remaining interested until September 2004 in 747,252 shares in which he invested in September 1994. Pursuant to the authority conferred on the directors at the Company's annual general meeting in 2000, the Company and JMS have entered into a contract to satisfy JMS's entitlement under the NSAP by the allotment of new shares in the Company.

Director's service contracts and notice periods

Except for Sir Martin Sorrell and Michael Dolan, each of the parent company executive directors is employed under a contract under which the director must give the Company 12 months' notice and the Company must give the executive 12 months' notice. Mr B J Brooks is employed under a service contract dated June 1, 1993, Mr P W G Richardson is employed under a service contract dated January 8, 1997 and Mr E R Salama is employed under a service contract dated April 1, 1997.

There are no change of control provisions in the contracts for executive directors, other than in respect of the Group chief executive.

The Board unanimously consider that, given the special position of the Group chief executive and the personal investment commitment made by him in the Company, there are special circumstances for the notice period applicable to him, which is for a fixed term of three years from September 1, 2000 renewable on or before September 1, each year. The Company anticipates that the current term will be renewed in September 2001 on this basis.

The Board also unanimously consider, that in order to retain the services of Michael Dolan and in the special circumstances which applied to him at the time of the merger with Young & Rubicam Inc., it was necessary to depart from its normal policy on directors' contracts and enter into a service contract with him for an initial term of four years with a provision for a one year extension.

Non-executive directors

Remuneration for non-executive directors consists of fees for their services in connection with the Board and Board committee meetings and where appropriate, for devoting additional time and expertise for the benefit of the Group. Non-executive directors are not eligible for membership in any Company pension plans, and do not participate in any of the Group's short- or long-term incentive programs. Non-executive directors may receive a part of their fees in ordinary shares of the Company, including in the form of options exercisable, at par value of the shares on completion of the non-executive directors' services.

Philip Lader's letter of appointment is for a term of three years subject to review after two years. All other non-executive directors have letters of appointment, which are renewable for a two-year period.

For the fiscal year ended December 31, 2000 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was (Pounds)7,986,599. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries and performance-related bonuses.

The sum of (Pounds)437,000 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Directors' remuneration
Remuneration of the directors was as follows/(7)/:
-----------------------------------------------------------------------------------------------------------------------------
                                                                            Short-term
                                                                            incentive
                                   Location     Salary         Other      plans (annual     2000                 1999
                                               and fees      Benefits      bonus)/(1)/      Total               Total
                                              (Pounds)000   (Pounds)000    (Pounds)000   (Pounds)000         (Pounds)000
Chairmen
H Maxwell/(5)/                        USA             101             -               -          101                 102
P Lader/(5)/                          USA               -             -               -            -                   -
Executive directors
M S Sorrell/(7)/                       UK             854            24           1,302        2,180/(2)/          1,324/(2)/
B J Brooks                            USA             214             4             134          352                 267
P W G Richardson                       UK             250            22             156          428                 349
E R Salama                             UK             165            22             103          290                 265
G C Sampson/(5)/                       UK              34             7               -           41                  82
M J Dolan/(5) and (6)/                USA             132             3             528          663                   -
Non-executive directors/(6)/
J J D Bullmore/(4)/                    UK              72            12               -           84                  82
E Dyson                               USA              35             -               -           35                  13
F W Hellman/(5)/                      USA               7             -               -            7                   -
M Inagaki                           Japan               -             -               -            -                   -
J B H Jackson                          UK              30             -               -           30                  25
M H Jordan/(5)/                       USA               7             -               -            7                   -
C Mackenzie                            UK              20             -               -           20                   -
C Lewinton/(5)/                       USA               6             -               -            6                   -
S W Morten                            USA              33             -               -           33                  29
J A Quelch                             UK              28            40               -           68                  55
J Smilow/(5)/                         USA              20             -               -           20                  25

Total remuneration                                  2,008           134           2,223        4,365               2,618
-----------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                             Long-term                       Pension
                                     incentive       plans                Contributions
                                   2000/(3)/        1999/(3)/          2000            1999
                                     Total            Total           Total           Total
                                  (Pounds)000      (Pounds)000     (Pounds)000     (Pounds)000
Chairmen
H Maxwell/(5)/                              -                -               -               -
P Lader/(5)/                                -                -               -               -
Executive directors
M S Sorrell/(7)/                            -                -             340             324
B J Brooks                                476              904              23              26
P W G Richardson                          461            2,844              25              21
E R Salama                                414            1,094              17              16
G C Sampson/(5)/                            -               17               -               -
M J Dolan/(5) and (6)/                  1,676                -               1               -
Non-executive directors/(6)/
J J D Bullmore/(4)/                         -                -               -               -
E Dyson                                     -                -               -               -
F W Hellman/(5)/                            -                -               -               -
M Inagaki                                   -                -               -               -
J B H Jackson                               -                -               -               -
M H Jordan/(5)/                             -                -               -               -
C Mackenzie                                 -                -               -               -
C Lewinton/(5)/                             -                -               -               -
S W Morten                                  -                -               -               -
J A Quelch                                  -                -               -               -
J Smilow/(5)/                               -                -               -               -

Total remuneration                      3,027            4,859             406             387
------------------------------------------------------------------------------------------------



Notes
1. Amounts included in short-term incentive plans represent bonuses in respect of 2000 performance, paid in 2001.
2. The amount of salary and fees comprises the fees payable under the UK Agreement with JMS Financial Services Limited ("JMS") and the salary payable under the US Agreement referred to elsewhere in Item 6. Until 2000, as in previous years, JMS discharged all relevant UK National Insurance costs attributable to the provision of the services of Sir Martin Sorrell under the UK Agreement. With effect from July 2000 the Company has agreed to reimburse to JMS any additional employer national insurance costs arising as a result of schedule 12 to the Finance Act 2000 attributable to the difference between the amount payable to JMS under the UK agreement and the salary payable by JMS to Sir Martin Sorrell.
3. These amounts represent gains realised on the exercise of share options and, where relevant, payments under the Performance Share Plan.
4. JJD Bullmore has a consulting arrangement with the Company in addition to his fee as a non-executive director.
5. H Maxwell retired and P Lader was appointed in February 2001. C Mackenzie was appointed in March 2000, GC Sampson retired in May 2000 and MJ Dolan, FW Hellman, MH Jordan and Sir Christropher Lewinton were all appointed in September 2000. J. Smilow retired in September 2000.
6.   Particulars of Mr Dolan's arrangements are set out elsewhere in Item 6
7. All amounts payable in US dollars have been converted into (Pounds) sterling at $1.5162 to (Pounds)1. The amounts paid to Sir Martin Sorrell were paid in art in US dollars and part in (Pounds) sterling.

The Company has also disclosed to its share owners details of its remuneration policies for senior employees. These are summarized as follows:

 .    Scope of the Compensation committee - during the year the Compensation committee was comprised exclusively of independent non-executive directors, namely:

          -    S W Morten (Chairman of the Committee);
          -    H Maxwell (retired February 2001);
          -    J A Quelch; and
          -    C Mackenzie (appointed February 2001).

     No member of the committee has any personal financial interest, other than as share owners, in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the Group's businesses. The Compensation committee, which seeks the advice of independent remuneration consultants, is responsible for establishing and overseeing the implementation of remuneration policy for the Group with specific reference to the following: assessment of competitive practices and determination of competitive positioning; base salary levels; annual and long-term incentive awards; policy and grants relating to WPP share ownership; and pensions and executive benefits. The Compensation committee determines awards under annual and long-term incentive plans and awards of WPP stock under a number of plans for Group employees who are paid a base salary of $150,000 or more.

 .    The Compensation committee determines the remuneration of the Group chief executive on the basis of a comparison with the chief executives of other global, multi-agency communications companies, including the Omnicom Group (Omnicom) and The Interpublic Group (IPG). The remuneration, stock incentive arrangements and benefits of the other executive directors (other than Michael Dolan for the year under review), are based on comparable positions in multinational companies of a similar size and complexity.

 .    Elements of executive remuneration - The following comprised the principal elements of executive remuneration for the period under review:

          -    Base Salaries
          -    Annual incentives
          -    Long-term incentives, including stock ownership and LEAP; and
          -    Pension, life insurance, health and disability benefits.

     Base salary levels are established by reference to the market median for similar positions in directly comparable businesses and by comprehensive market survey information. In the case of the parent company, this includes other global services companies such as IPG and Omnicom and, for J. Walter Thompson Company, Ogilvy and Mather Worldwide and Young & Rubicam Inc., the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are set within a range of 15 % above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

     Salary levels for executives are reviewed every 18, 24 or 36 months, depending on the level of base salary. Executive salary adjustments are made on the recommendation of the Group chief executive for operating company chief executives and parent company executive directors and by the chief executive officer of each operating company for all other executives.

     Annual incentives are paid under plans established for each operating company and for executives of the parent company. In the case of the Group chief executive and other parent company directors (other than Michael Dolan) and executives, the total amount of annual incentive payable is based on the achievement of Group operating profit or operating cash flow targets as well as the achievement of Group operating profit margin targets. The Group chief executive is subject to additional targets. These are established by the Group chief executive and approved by the Compensation committee. In the case of each operating company, operating profit and operating profit margin targets are agreed each year.

     Within the limits of available annual incentive funds, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria, including:

          -    Operating profit;
          -    Profit margin;
          -    Staff costs to revenue or gross margin;
          -    Revenue or gross margin growth and conversion;
          -    Level of co-operation among operating companies; and
          -    Other key strategic goals, established annually.

In each case, the annual incentive objectives relate to the participant's own operating company, division, client or functional responsibility.

Each executive's annual incentive opportunity is defined at a "target" level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target. With effect from January 1, 2000 the target level for the Group chief executive is 100% of base fees/salary and the maximum level is 200%. In respect of Mr. Dolan for the year under review his bonus will be not less than $800,000 and for future years will be not less than $600,000 with a maximum of 200% of base salary. A one-time stay bonus of $800,000 is also payable to Mr. Dolan in October 2001 so long as he is then an employee of Young & Rubicam Inc. For other Group executive directors the target commencing January 1, 2000 is 50% of base salary and the maximum is 75%.

Long-term incentives, including option grants, comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 2000, Group-wide, approximately 1,100 of those executives participated in a long-term incentive plan.

The committee regularly reviews the operation of the Group's long-term incentive programs to ensure that the performance measures and levels of reward are appropriate and competitive.

Parent company - Annual grants of WPP performance shares are made to all executive directors. For awards currently outstanding, the value of each performance share is equivalent to one WPP share and the number of shares vesting over each three-year performance period is dependent on the growth of WPP's total share owner return relative to the growth of total share owner return of major publicly traded marketing services companies. Where the Group's total share owner return is below the median level of the peer group, none of the performance shares vest. Currently, at median performance, 50% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company.

Over the 1998-2000 performance period, WPP's performance ranked second among the peer group companies. Contingent grants of performance shares for the 1999-2001, 2000-2002 and 2001-2003 periods range from 25% to 100% of base salary.

Operating companies - Senior executives of most Group operating companies participate in long-term incentive plans, which provide awards in cash and restricted WPP stock for the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis with awards paid in March 2001 under the 1998-2000 long-term incentive plans. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

- average operating profit or operating cash flow; and
- average operating margin.

The stock portion of each payment is 50%. Restrictions on the sale of this stock are lifted after one year in respect of 50% of the stock and after two years for the balance, if the executive remains employed in the Group.

In addition, some executives also receive annual grants of WPP stock options through their membership of the WPP Group `Leaders' or `Partners' or `High Potential' Group. These programs recognize a participant's contribution to the achievement of WPP's strategic aims, including business co-operation across operating companies. All members of the WPP Leaders, Partners and High Potential Groups, including the chief executive officer of each operating company (including Michael Dolan for the current financial year), receive an annual grant of fair market value WPP stock options, which are exercisable three years from the grant date assuming that specific performance conditions are met. Each year the grant value (number of shares times fair market value at the grant date) of these awards ranges from approximately 15% to 150% of base salary.

Client Equity Investment Funds- To address increasing competition for talent from new sources, as well as the growth of client revenues from internet companies, the Company has established a fund for each major operating group through which investments can be made in the stock of pre-IPO clients. These investments are limited to a specified portion of the fee income derived from each client, and there is an overall limit on the level of client equity investments by each operating group. These client equity investments will generally be sold as soon as possible following a public offering. Positive returns realized on client equity investments will then be used to acquire WPP shares, which will be allocated to employees in the operating companies. The WPP shares will vest in two equal installments over a two-year period. Since its introduction last year, only three investments have been made under this fund.

Leadership Equity Acquisition Plan (`LEAP') - In September 1999 share owners approved the introduction of LEAP to reward superior performance relative to WPP's peer companies, so as to create strong shared interests with share owners through significant personal investment and ownership in stock by executives and to ensure competitive total rewards in the appropriate marketplace.

Under LEAP, participants must commit WPP shares (`WPP shares'), valued at not less than their annual earnings, at the time of acquisition, of which no more than two-thirds may be satisfied by a participant's existing holding of WPP shares, in order to provide an opportunity to earn additional WPP shares (`matching shares'). These investment shares must be committed for a five-year period (`investment period'). The number of matching shares which a participant may receive at the end of the investment period will depend on the performance of the Company measured over five financial years commencing with the financial year in which the WPP shares are committed. The number of matching shares will depend on the total shareholder return (`TSR') achieved by the Company relative to major publicly traded marketing services companies. The maximum number of matching shares, other than in respect of the seven participants, including Mr. Dolan, who are executives of Young & Rubicam Inc., is five for every investment share, for which the Company must rank first or second over the performance period. If the Company's performance is below the median of the comparator group only half a matching share will vest for every WPP share held throughout the investment period. Following the merger with Young & Rubicam Inc., seven executives of Young & Rubicam Inc., including Mr. Dolan, have accepted invitations to participate in LEAP and their entitlement to matching shares in WPP has been pro-rated so that they are entitled only to four-fifths of the number of matching shares to which the executives of WPP became entitled as a result of their acceptance of invitations to participate made to them in September 1999. Consequently the maximum number of matching shares to which the seven executives of Young & Rubicam Inc. may become entitled to is four as opposed to five.

On a change of control matching shares may be received based on the Company's performance to that date. The Compensation committee will also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR is consistent with the achievement of commensurate underlying performance.

Executive directors of the Company and senior executives from several Group operating companies participate in LEAP. To date, awards have been made to 22 directors and executives. Sir Martin Sorrell, the Group chief executive has, together with JMS, committed to LEAP shares worth $10 million calculated at a price of (Pounds)5.685 per share of which shares worth $3 million were purchased in the market after August 16, 1999.

It is expected that the matching shares to which participants (other than JMS) become entitled for the awards made by reference to 1999 and 2000 will be provided from one of the Company's employee share ownership plans (`ESOPs'). The ESOPs have acquired the maximum potential number of matching shares in respect of awards made in or by reference to 1999 at an average cost not exceeding (Pounds)3.70 per share. Authority has been obtained from share owners to satisfy the entitlement of JMS to matching shares by an allotment of new shares.

Executive Stock Ownership Policy - During 1996, the Company introduced stock ownership goals for the most senior executives in the Group. These range from 50% to 400% of salary. Beginning in 2000, stock option grants may vary depending on whether an individual achieves and maintains specified levels of WPP stock ownership.

Executive Stock Option Plan and Worldwide Ownership Plan - The 1996 Executive Stock Option Plan has been used annually since its adoption to make option grants to members of the WPP Leaders, Partners and High Potential Groups including key employees of the parent company, but excluding parent company executive directors and the Group chief executive. Under the terms of his service contract Mr. Dolan will be entitled to receive a grant under this plan in September 2001.

In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for all employees of 100%-owned Group companies with at least two years' service, in order to develop a stronger ownership culture and greater knowledge of Group resources. Since its adoption grants have been made annually under this plan also and as at May 4, 2001 options under this Plan had been granted to more than 18,000 employees for in excess of 9.1 million ordinary shares of the Company. Grants made under this plan to approximately 5,200 employees in 1998 became exercisable in March 2001.

Retirement benefits - The form and level of Company-sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing executive remuneration levels.

In the two markets where the Group employs the largest number of people, the US and UK, pension provision generally takes the form of defined contribution benefits, although the Group still maintains three defined benefit plans in the US and three defined benefit plans in the UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK plans, are closed to new entrants. All pension coverage for the parent company's executive directors is on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of parent company executive directors are set out elsewhere in Item 6.

Compensation of `Executive Officers'
The following tables sets out compensation details for the Group chief executive and each of the other five most highly compensated executive officers in the Group as at December 31, 2000 (the `Executive Officers'). As used in this statement, the `Executive Officers' are deemed to include executive directors of the Company, or an executive who served as the chief executive officer of one of the Group's major operating companies. One of the Executive Officers was also an executive director of WPP during 2000. This information represents additional disclosure to that provided in "Directors' remuneration" elsewhere in Item 6 and has been provided in a similar manner to the compensation disclosure of the Company's main US-based competitors.

This information covers compensation for services rendered in all capacities and paid in each of the two calendar years ended December 31, 2000 and 1999. Incentive compensation paid in 2001 for performance in 2000 and previous years, is not included in these tables, consistent with US reporting requirements.



2000 Executive Remuneration

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Long Term Compensation/(5)/
                                                                                            ------------------------------------
                                                                                                Share
                                                                             Other annual      Options
                                                                             compensation     SARs and        Restricted
                                                 Salary       Bonus/(1)         /(2)/          phantom          shares
Name           Principal position         Year   $000          $000             $000         shares/(3)/        Number
                                                                                               Number
MS  Sorrell    Group chief executive      2000   1,295         819                 36              -               -
               WPP Group                  1999   1,231         979                 37              -               -
S Lazarus      Chairman/                  2000     850         638                 43           15,807          216,629
               Chief executive officer    1999     850         638                 31           18,288          215,554
               Ogilvy & Mather Worldwide
C Jones        Chief executive officer    2000     750         417                 20           11,855            7,024
               J Walter Thompson Company  1999     750         225                 18           16,138           18,072
I Gotlieb      Chairman/                  2000     750         600                 21             -                -
               Chief executive officer    1999     219          -                   7           96,826             -
               MindShare
H Paster       Chairman/                  2000     550         344                 17            8,694            5,422
               Chief executive officer    1999     550         344                 17           11,834            6,300
               Hill and Knowlton
R Seltzer      Chairman/                  2000     450         338                 25            7,113           34,165
               Chief executive officer    1999     423         395                 25            9,682           72,487
               Ogilvy Public
               Relations Worldwide
                                                        Long Term Compensation/(5)/
                                                        ---------------------------
                                                              LTIP payments               All other
                                                                  $000                Compensation /(4)/
Name           Principal position                                                           $000
MS  Sorrell    Group chief executive                                -                        515
               WPP Group                                            -                        524
S Lazarus      Chairman/                                           273                       128
               Chief executive officer                             263                       128
               Ogilvy & Mather Worldwide
C Jones        Chief executive officer                              90                       108
               J Walter Thompson Company                           153                       112
I Gotlieb      Chairman/                                            -                         13
               Chief executive officer                              -                         25
               MindShare
H Paster       Chairman/                                           123                        23
               Chief executive officer                             159                        31
               Hill and Knowlton
R Seltzer      Chairman/                                           113                         9
               Chief executive officer                              -                          8
               Ogilvy Public
               Relations Worldwide
------------------------------------------------------------------------------------------------------------------------------------

Notes
1. Represents short-term incentive awards paid during calendar years 2000 and 1999 in respect of the prior year's incentive plans.
2. Includes the value of company cars, club memberships, executive health and other benefits and supplemental executive life insurance.
3. As used in this report, the term "phantom shares" (as used in the UK) and the term `free-standing SARs' (as used in the US) are interchangeable. Matching shares which could vest under LEAP are not included in this table, but are referred to elsewhere in Item 6 within the table entitled "Long-term incentive plan awards"

4. Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements.
5. Options granted in 2000 were over ADRs (based on the ratio in existence at December 31, 1999.)

Long-term incentive plan grants in 2000/(1)/

 -----------------------------------------------------------------------------------------------------------------------------------
                                   Performance period            Threshold            Target               Maximum
                                                                     $                   $                    $
M S Sorrell/(2)/                       2000-2002                    n/a                 n/a                  n/a
S Lazarus                              2000-2002                     -                650,000              975,000
C Jones                                2000-2002                     -                600,000              900,000
I Gotlieb                              2000-2002                     -                400,000              600,000
H Paster                               2000-2002                     -                275,000              412,500
R Seltzer                              2000-2002                     -                150,000              225,000
------------------------------------------------------------------------------------------------------------------------------------

Notes:
1. This table does not include the maximum number of Matching shares which are capable of vesting under LEAP. If the performance requirement under LEAP is satisfied to the fullest possible extent and subject to the WPP investment shares being retained until the end of the investment period (September
    2004), the maximum number of matching shares which may vest in relation to the performance period ending December 31, 2003 is as follows: Sir Martin Sorrell (including those attributable to JMS) 5,369,070; S Lazarus 1,610,700; C Jones 1,610,700; H Paster 439,750 and R Seltzer 362,400.
2. An award of 137,255 units under the Performance Share Plan was made to Sir Martin Sorrell during 2000. Each unit is analogous to an ordinary share of WPP Group plc.

Other long-term incentive plan awards/(1)/

Long-term Incentive Plan awards granted to directors are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                      Granted/                                Granted
                     Plan/(1)/        At Jan 1        (lapsed)      Vested      At Dec 31    (lapsed)      Vested      At May 4
                                       2000         2000/(4)/        2000         2000      2001/(4)/       2001         2001
                                      Number           Number        Number      Number       Number       Number       Number
B J Brooks               PSP          36,967              122      (18,544)       18,545          83     (18,628)            -
                         PSP          60,864             (883)     (29,991)       29,990         110     (15,050)       15,050
                         PSP          46,728                -            -        46,728           -     (23,364)       23,364
                         PSP          50,623                -            -        50,623           -           -        50,623
                         PSP               -           32,185            -        32,185           -           -        32,185
                        LEAP         272,600                -            -       272,600           -           -       272,600
M J Dolan/(5)/          LTIP
                        Units              -                -            -             -       5,000           -         5,000
                        LEAP               -        1,288,000            -     1,288,000           -           -     1,288,000
P W G Richardson
                         PSP          21,086               68      (10,577)       10,577          49     (10,626)            -
                         PSP          67,925             (985)     (33,470)       33,470         122     (16,796)       16,796
                         PSP          55,513                -            -        55,513           -     (27,757)       27,756
                         PSP          65,944                -            -        65,944           -           -        65,944
                         PSP               -           36,765            -        36,765           -           -        36,765
                        LEAP         299,030          179,418            -       478,448           -           -       478,448
E R Salama               PSP          24,719               80      (12,399)       12,400          56     (12,456)            -
                         PSP          56,604             (820)     (27,892)       27,892         102     (13,997)       13,997
                         PSP          46,261                -            -        46,261           -     (23,131)       23,130
                         PSP          48,359                -            -        48,359           -           -        48,359
                         PSP               -           26,961            -        26,961           -           -        26,961
                        LEAP         272,645                -            -       272,645           -           -       272,645
M S Sorrell/(3)/          -        8,594,493                -            -     8,594,493           -           -     8,594,493
                         PSP         219,812                -            -       219,812           -           -       219,812
                         PSP         137,255                -            -       137,255           -           -       137,255
                        LEAP       5,369,070                -            -     5,369,070           -           -     5,369,070
-----------------------------------------------------------------------------------------------------------------------------

                                                                   Price per
                                                                  share of
                                                                 vested units
                                                                 on valuation
                                      Performance Period         date /(2)/
B J Brooks                          1 Jan 1996-31 Dec 1998          365.8p
                                    1 Jan 1997-31 Dec 1999          981.0p
                                    1 Jan 1998-31 Dec 2000          872.0p
                                    1 Jan 1999-31 Dec 2001           n/a
                                    1 Jan 2000-31 Dec 2002           n/a
                                    1 Jan 1999-31 Dec 2003           n/a
M J Dolan/(5)/
                                    1 Jan 2001-31 Dec 2003           n/a
                                    1 Jan 1999-31 Dec 2003           n/a
P W G Richardson
                                    1 Jan 1996-31 Dec 1998          365.8p
                                    1 Jan 1997-31 Dec 1999          981.0p
                                    1 Jan 1998-31 Dec 2000          872.0p
                                    1 Jan 1999-31 Dec 2001           n/a
                                    1 Jan 2000-31 Dec 2002           n/a
                                    1 Jan 1999-31 Dec 2003           n/a
E R Salama                          1 Jan 1996-31 Dec 1998          365.8p
                                    1 Jan 1997-31 Dec 1999          981.0p
                                    1 Jan 1998-31 Dec 2000          872.0p
                                    1 Jan 1999-31 Dec 2001           n/a
                                    1 Jan 2000-31 Dec 2002           n/a
                                    1 Jan 1999-31 Dec 2003           n/a
M S Sorrell/(3)/                             n/a                     n/a
                                    1 Jan 1999-31 Dec 2001           n/a
                                    1 Jan 2000-31 Dec 2002           n/a
                                    1 Jan 1999-31 Dec 2003           n/a
--------------------------------------------------------------------------------

Notes
1. The long-term incentive plans operated by the Company consist of the Performance Share Plan (PSP) and the Leadership Equity Acquisition Plan
     (LEAP). Details of the PSP and LEAP can be found elsewhere in Item 6. The number of shares shown for LEAP represents the maximum number of Matching Shares which is capable of vesting at the end of the performance period, if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP investment shares until the end of the relevant investment period in September 2004. The number of Sir Martin Sorrell's Matching Shares includes those attributable to JMS. The 8,594,493 shares referred to in note 3 are not awarded under either the PSP or LEAP. Mr. Dolan participates in the Young & Rubicam long-term incentive plan, referred to elsewhere in Item 6.
2. Valuation date is December 31 at the end of the relevant performance period.
3. The 8,594,493 shares represent the number of shares, or cash equivalent of shares which vest, under the Capital Investment Plan (CIP), the Notional Share Award Plan (NSAP) and phantom options. Details of these plans are set out elsewhere in Item 6. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended until September 2004, subject to good leaver, change of control and other specified provisions, when the awards vest. Consequently their value cannot be established until that time. Under arrangements made with Sir Martin Sorrell relating to the payment on his behalf of US withholding tax under the CIP and pension payments made under the US Agreement, WPP Group USA Inc. has made payments of which the maximum amount outstanding during the year was (Pounds)480,000 and which remained outstanding at December 31, 2000.
4. Includes dividends received in respect of vested restricted stock which have been reinvested in the acquisition of further ordinary shares.
5. Represents LTIP units, rather than shares, under the long-term incentive plan, referred to elsewhere in Item 6.

The Company's approach to utilising share options within the overall remuneration policy is discussed elsewhere in Item 6.

Directors' Interests

Ordinary Shares
Directors' interests in the Company's share capital, all of which were beneficial, were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Other                                          Other
                                       Shares acquired        interests at                 Shares acquired      interests
                                      through long-term             Dec 31,               through long-term      acquired
                    At Jan 1, 2000       incentive plan            2000 inc.             incentive plan awards   (disposed
                       or date of     awards in 2000/(1)/           shares                     in 2001          of) since
                      appointment  ------------------------      purchased   At Dec 31, ---------------------     Dec 31,  At May 4,
                         if later    Vested        (sold)      in 2000/(2)/   2000(1)    Vested  (sold)(1)          2000        2001
------------------------------------------------------------------------------------------------------------------------------------
B J Brooks               346,788      48,535     (33,540)            -          361,783  57,042   (28,527)         -         390,298

J J D Bullmore            20,065           -           -             -           20,065       -         -          -          20,065

M J Dolan/(2)(7)(11)/  3,613,645           -           -       (71,100)(10)   3,542,545       -         -    417,500(12)   3,960,045

E Dyson                        -           -           -             -                -       -         -      5,000           5,000

F W Hellman/(2)(7)/ 1,193,665(9)           -           -          8,380(10)   1,202,045       -         -          -       1,202,045

M Inagaki/(4)/                 -           -           -             -               -       -         -          -               -

J B H Jackson             12,500           -           -             -          12,500       -         -          -          12,500

M H Jordan/(2)(7)/     16,695(9)           -           -          3,490(10)      20,185       -         -          -          20,185

P Lader/(8)/                  -            -           -             -                -       -         -         -                -

C Lewinton/(2)(7)/      8,350(9)           -           -         13,395(10)      21,745       -         -          -          21,745

C Mackenzie                    -           -           -         10,000          10,000       -         -          -          10,000

H Maxwell                 35,000           -           -             -           35,000       -         -          -          35,000

S W Morten                20,000           -           -             -          20,000       -         -          -          20,000

J A Quelch                10,000           -           -          2,000          12,000       -         -          -          12,000

P W G Richardson         331,176      44,047     (44,047)        19,567         350,743  55,179   (22,073)         -         383,849

E R Salama               409,177      40,291     (19,892)             -         429,576  49,584   (35,706)         -         443,454

G C Sampson/(8)/         554,313           -           -              -               -       -         -          -               -

J E Smilow/(8)/          100,000           -           -              -               -       -         -          -               -

M S Sorrell/(2)/      13,293,414           -           -         93,540      13,386,954       -         -          -      13,386,954
------------------- ------------- ----------   ---------  -------------   ------------- ------- ---------- ---------    ------------

Notes
1. Further details of long-term incentive plans are given elsewhere in Item 6 within the table entitled "Other long-term incentive plan awards".
2. Interests include unexercised options. In the case of Sir Martin Sorrell interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively as referred to elsewhere in Item 6, 4,691,392 shares in respect of the Capital Investment Plan and 1,754,520 shares in respect of the Notional Share Award Plan.
3. Each of the executive directors has a technical interest as an employee and potential beneficiary in one of the Company's ESOPs in shares in the Company held under the relevant ESOP. At December 31, 2000, the Company's ESOPs held in total 36,208,185 shares in the Company, (1999: 27,889,000 shares).
4. M Inagaki is a director and chairman of Asatsu-DK, which at May 4, 2001 was interested in 31,295,646 shares representing 2.60% of the issued share capital of the Company.

---------------------

5. Save as disclosed above and elsewhere in Item 6, no director had any interest in any contract of significance with the Group during the year.
6. The above Interests do not include the Interests of the executive directors in the Performance Share Plan but include shares held by them and committed to the Leadership Equity Acquisition Plan (LEAP) referred to elsewhere in
     Item 6, although they do not include any matching shares which may vest under LEAP.
7. Appointed in September 2000. Shares were acquired in ADS form following the completion of the merger between the Company and Young & Rubicam Inc., in accordance with the terms of the merger agreement and include the interests of Messrs Dolan, Hellman, Jordan and Lewinton under Young & Rubicam incentive plans.
8. G C Sampson retired in May 2000, J E Smilow in September 2000 and P Lader was appointed in February 2001.
9. Includes shares made available as a result of the Young & Rubicam Inc. Directors Stock Option Plan.
10. Includes shares made available as a result of the Young & Rubicam Inc. Directors Deferred Fee Plan.
11. Includes shares made available as a result of the Young & Rubicam Inc. Restricted Stock and Incentive Compensation Plans.
12. Represents shares made available as a result of the Young & Rubicam Inc. Incentive Compensation Plan. A Further 417,500 options vest under this Plan in April 2002.


Share Options

Other than as referred to in the notes above and also below, no director has been granted options over ordinary shares or ADSs in 2000 and as at May 4, 2001 no director had any options outstanding and unexercised.

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

Under the terms of Michael Dolan's service contract, Mr Dolan is entitled to receive in September 2001, a grant of options to acquire WPP ADSs under the terms of the WPP Executive Share Option Plan having an aggregate fair market value equal to his base salary at that time.

An analysis of share options is shown in Note 23 of the Consolidated Financial Statements in Item 19. This includes both the movement in the year and an analysis of unexercised options at December 31, 2000.

Options granted in 2000

------------------------------------------------------------------------------------------------------------------------------------
             Stock options,    % of total options                                        Potential realisable value at assumed
                granted        granted by Company   Exercise price                      annual rates of stock price appreciation
            (number of ADRs)         in 2000        ($ per share)    Expiry  date                   for option term
                                                                                      0%                   5%                   10%
                                                                                     $000                 $000                 $000
                                                                                  --------------------------------------------------
M S Sorrell          -                 -                 -                  -          -                    -                    -
S Lazarus         15,807              2.1%             63.26           2 Sept 2010     -                   629                 1,594
C Jones           11,855              1.6%             63.26           2 Sept 2010     -                   472                 1,195
I Gotlieb            -                 -                 -             2 Sept 2010     -                    -                    -
H Paster           8,694              1.1%             63.26           2 Sept 2010     -                   346                   877
R Seltzer          7,113              0.9%             63.26           2 Sept 2010     -                   283                   717
------------------------------------------------------------------------------------------------------------------------------------

All options granted to executives in this table are exercisable three years from the grant date and expire ten years from the grant date.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

------------------------------------------------------------------------------------------------------------------------------------
                                                         Number of ordinary shares                 Value of unexercised
                 Ordinary       Market value at    underlying unexercised share options,     in-the-money share options, SARs
              shares acquired    exercise date      SARs and phantom stocks at year end   and phantom stocks at year end  ($)(1)
                on exercise           ($)           -----------------------------------   --------------------------------------
                                                     Exercisable         Unexerciseable     Exercisable          Unexerciseable
M S Sorrell         -                  -              1,571,190              577,391         19,232,734            6,528,738
S Lazarus        592,428          8,292,649             434,531              454,735          4,144,241            2,773,366
C Jones          341,586          3,082,321                -                 290,316              -                1,563,968
I Gotlieb           -                  -                   -                 484,130              -                1,581,895
H Paster            -                  -                247,219              179,820          2,480,271              860,831
R Seltzer           -                  -                 86,752              164,162            762,587              851,679
------------------------------------------------------------------------------------------------------------------------------------

1. The value is calculated by subtracting the exercise price from the fair market value of the Company's ordinary shares on December 31, 2000, namely (Pounds)8.72 and using an exchange rate of $1.4937 to (Pounds)1.

Employees

The assets of marketing and communications services businesses are primarily its people, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry which attract talented personnel. However, the Company, like all marketing and communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On December 31, 2000 the Group had 51,195 employees located in approximately 1,300 offices, in 102 countries compared with 29,168 employees on December 31, 1999 and 26,184 in 1998. Including all the Group's affiliated companies, total employees were approximately 65,000 on December 31, 2000. The average number of employees in 2000 was 36,157 compared with 27,711 in 1999 and 25,589 in 1998. Their geographical distribution was as follows:

_________________

                                                                2000       1999      1998
                                                               Number     Number    Number
                                                               ------     ------    ------
United Kingdom                                                  5,425      4,439     3,973
United States                                                  11,058      8,033     7,082
Continental Europe                                              7,985      5,650     4,922
Canada, Asia Pacific, Latin America, Africa and Middle East    11,689      9,589     9,612
                                                               ------     ------    ------
                                                               36,157     27,711    25,589

Total staff costs in 2000 were (Pounds)1,617.6 million compared with (Pounds)1,091.3 million in 1999. The Company's staff cost to gross margin ratio excluding incentives fell to 54.8% from 55.0%. Variable staff costs as a proportion of total staff costs increased to 12.1% and as a proportion of revenues, to 6.6%.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

                                ----------------------------------------------------------------------------------------------------
                                                                            Months Ending May 31
                                ----------------------------------------------------------------------------------------------------
                                       2001                       2000                      1999                     1998
------------------------------------------------------------------------------------------------------------------------------------
Putnam Investment Management     5.60%   63,400,000        3.05%      23,723,701       *            *            -           -
------------------------------------------------------------------------------------------------------------------------------------
Legg-Mason                       3.51%   39,832,402        5.27%      41,010,741      5.85%     45,004,913       *           *
------------------------------------------------------------------------------------------------------------------------------------
WPP-ESOP                         3.45%   39,168,965        3.95%      30,768,244      3.25%     25,171,250       *           *
------------------------------------------------------------------------------------------------------------------------------------
Chase Manhattan Bank             3.01%   34,118,838         *             *            *            *            *           *
------------------------------------------------------------------------------------------------------------------------------------
Asatsu-DK                         *          *             4.02%      31,295,646      4.07%     31,295,646       -           -
------------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley                    *          *              *             *           6.75%     51,878,181     10.90%    80,538,131
------------------------------------------------------------------------------------------------------------------------------------
Scudder Stevens & Clark Inc.      -          -              -             -            *            *           6.32%    46,671,391
------------------------------------------------------------------------------------------------------------------------------------
Tiger Management Corporation      -          -              -             -            -            -           5.03%    37,178,000
------------------------------------------------------------------------------------------------------------------------------------
Barclays                          *          *             3.25%      25,276,536       *            *            *           *
------------------------------------------------------------------------------------------------------------------------------------
*Less than 3% interests in the issued ordinary share capital of the Company.
------------------------------------------------------------------------------------------------------------------------------------

None of these shareholders has voting rights that are different from those of the holders of the Company's ordinary shares generally.

As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.


Related party transactions
None.

ITEM 8.  FINANCIAL INFORMATION

See Consolidated Financial Statements of the Company as at December 31, 2000, 1999 and 1998 (page F-1).

ITEM 9.  THE OFFER AND LISTING

Share price history

The Company's ordinary shares have been traded on The London Stock Exchange since 1971. The Company currently has authorisation to purchase up to 10% of the outstanding ordinary shares of the Company pursuant to its share buy back program. Management is authorised to use its discretion in planning purchases of ordinary shares under the share buy back program.

The following table sets forth, for the quarters indicated, the reported high and low middle-market quotations for the Company's ordinary shares on The London Stock Exchange, based on its Daily Official List. Such quotations have been translated in each case into United States dollars at the closing daily mid-trade rate reported by Bloomberg on each of the respective dates of such quotations.

                                                                                         Translated into
                                                   Pounds per                             United States
                                                 Ordinary Share                              Dollars
--------------------------------------------------------------------------------------------------------------
                                            High                  Low               High                   Low
                                            ----                  ---               ----                   ---

1996                                        2.54                 1.57               4.36                  2.42

1997                                        2.92                 2.36               4.96                  3.96

1998                                        4.67                 2.02               7.68                  3.41

1999
----
First Quarter                               5.49                 3.59               8.88                  5.95
Second Quarter                              5.75                 4.98               9.29                  8.03
Third Quarter                               6.27                 5.39              10.15                  8.72
Fourth Quarter                              9.96                 5.70              16.09                  9.44

2000
----
First Quarter                              13.24                 8.68              20.83                 14.28
Second Quarter                             10.98                 7.69              17.13                 11.46
Third Quarter                              10.16                 8.10              14.84                 11.97
Fourth Quarter                              9.41                 6.93              13.71                 10.12

2001
----
January                                     8.89                 7.87              13.05                 11.84
February                                    8.84                 7.95              13.07                 11.52
March                                       8.73                 7.04              12.81                 10.00
First Quarter                               8.89                 7.04              13.05                 10.00
April                                       8.47                 6.78              12.18                  9.71
May                                         8.66                 7.67              12.34                 10.88
June*                                       7.64                 7.60              10.79                 10.77
Second Quarter*                             8.66                 6.78              12.34                  9.71
*to June 5, 2001
--------------------------------------------------------------------------------------------------------------

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

                         US dollars per ADS
                         ------------------
                          High           Low
-----------------------------------------------
1996                     19.25         11.94

1997                     24.88         19.56

1998                     38.50         18.00

1999
----
First Quarter            44.38         30.44
Second Quarter           46.00         39.75
Third Quarter            50.44         42.69
Fourth Quarter           83.13         47.50

2000
----
First Quarter           102.56         70.13
Second Quarter           85.50         56.50
Third Quarter            73.38         59.31
Fourth Quarter           67.45         50.25

2001
----
January                  65.31         59.00
February                 65.00         58.25
March                    64.00         51.50
First Quarter            65.31         51.50
April                    61.46         48.00
May                      61.77         54.14
June*                    53.99         53.92
Second Quarter*          61.77         48.00
*to June 5, 2001
-----------------------------------------------

The depositary for the ADSs as at December 31, 2000 held 143,098,360 ordinary shares, approximately 12.9% of the outstanding ordinary shares, backing 28,619,672 outstanding ADRs.

ITEM 10.  ADDITIONAL INFORMATION

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following summarizes certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act 1985 and our memorandum and articles of association. A copy of our articles of association in the form adopted on June 25, 2001 is being filed as an exhibit to this annual report on Form 20-F.

     Objects and Purposes

     We are a public limited company incorporated under the name "WPP Group plc" in England and Wales with registered number 1003653. Clause 4 of our memorandum of association provides that our principal objects are to carry on the business or businesses of media advertising, market research, public relations, sales promotion and specialist communications and to develop concepts for advertising, marketing, research, sales promotion and similar operations. Our memorandum grants us a range of corporate capabilities to effect these objects.

     Directors

     Interested Transactions. Subject to any restrictions under the Companies Act 1985, and provided the director has disclosed the nature and extent of the interest to the board, the director may:

 .  have any kind of interest in a contract with or involving the company or another company in which WPP has an interest;
 .  have any kind of interest in a company in which WPP has an interest;
 .  hold a position, other than auditor, for the company or another company in which WPP has an interest on terms and conditions decided by the board; and . either alone, or through a firm with which the director is associated, do paid professional work other than as an auditor for WPP or another company in which WPP has an interest on terms and conditions decided by the board.

     When a director knows that he or she is in any way interested in a contract with WPP he or she must disclose the nature of that interest at a meeting of the directors. A general notice given to the board that a director has an interest of the kind stated in the notice in a contract involving a person identified in the notice is treated as a standing disclosure that the director has that interest.

     Subject to the provisions of our articles of association, a director shall not vote (or be counted in the quorum at the meeting) on a resolution about a contract in which the director, or a person who is connected with the director, to his knowledge has a material interest. The director can vote, however, if the interest is only an interest in WPP's shares, debentures or other securities. In addition, a director can vote and be counted in the quorum on a resolution in which the director has a material interest, provided the material interest arises only because the resolution relates to:

 . the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or that other person at the request of, or for the benefit of, the company or any of its subsidiary undertakings;

 . the giving of a guarantee, security or indemnity in respect of a debt or obligation of the company or any of its subsidiary undertakings to that other person, if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

 . the offer by the company or any of its subsidiary undertakings of any shares, debentures or other securities for subscription or purchase if the director takes part because the director is a holder of shares, debentures or other securities, or if the director takes part in the underwriting or sub-underwriting of the offer;

 . a contract involving any other company if the director, and any person connected with the director, has any kind of interest in that company. This does not apply if the director owns 1% or more of that company;

 . a contract regarding an arrangement for the benefit of employees of the company or any of its subsidiary undertakings which only give the director benefits which are also generally given to the employees to whom the arrangement relates; or

 . a contract relating to the purchase of any insurance for the benefit of persons including directors.


     A director shall not vote or be counted in a quorum on a resolution relating to his own appointment (including fixing or varying its terms) or the termination of his own appointment, as the holder of any office or place of profit with WPP or a company in which WPP is interested.

     Subject to any restrictions under the Companies Act 1985 and our articles of association, the board may exercise or arrange the exercise of the voting rights attached to any shares in another company held by WPP and may exercise voting rights which they have as directors of that company in any way they decide. This includes voting in favor of a resolution appointment any of them as directors or officers of that company and determining their remuneration.

     Remuneration. The directors (other than any director who for the time being holds an executive office of employment with WPP or a subsidiary of WPP) shall be paid out of the funds of WPP by way of remuneration for their services as directors such fees not exceeding in aggregate (Pounds)450,000 per annum or such larger sum as WPP may, by ordinary resolution, determine. Such remuneration shall be divided among the directors in such proportion and manner as the board may decide. The board may also make arrangements for such proportion of the fees payable to any director to be provided in the form of fully paid ordinary shares in the capital of the company in accordance with the provisions of the articles of association.

     The board may also repay to a director all expenses properly incurred in attending and returning from general meetings, board meetings or board committee meetings, or expenses arising in any other way in connection with the company.
A director may also be paid out of the funds of WPP all expenses incurred by him in obtaining professional advice in connection with the affairs of the company or the discharge of his duties as a director.

     The board may grant special remuneration to a director who performs any special or extra services which the board considers extends beyond the ordinary duties of a director. Such special remuneration may be paid by way of lump sum, salary, commission, profit sharing or otherwise as decided by the board and may be paid in addition to any other remuneration payable.

     The board may decide whether to provide pensions, annual payments or other allowances or benefits to any person, including those who are or who were directors, their relations or dependants, or anyone connected to them. The board may also decide to contribute to a scheme, pension or fund or to pay premiums to a third party for these purposes.

     Appointment. Directors may be appointed by the shareholders by ordinary resolution or by the board of directors. A director appointed by the board holds office only until the next annual general meeting but shall be eligible for reappointment. Unless otherwise determined by ordinary resolution, the number of directors shall not be less than six in number. There is no requirement of share ownership for a director's qualification.

     Retirement and Age Limit. At each annual general meeting, any director then in office who has been appointed by the board since the previous annual general meeting, or any director who at the date of the notice convening the annual general meeting has held office for more than 30 months since he was appointed or last reappointed by the company in general meeting, shall retire from office but shall be eligible for reappointment. There is no age limit for directors.

     Borrowing Powers. The board may exercise all the powers of the company to borrow money, mortgage or charge all or part of its undertaking, property and assets (present and future) and uncalled capital and to issue debentures and other securities and give security either outright or as collateral security for any debt, liability or obligation of the company or of any third party.

     The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings so as to secure that the aggregate amount of all borrowings at any time is not more than two and a half times adjusted capital and reserves. This affects subsidiary undertakings only to the extent the board can do this by exercising these rights or powers of control. This limit can be exceeded if the consent of the shareowners has been given in advance by passing an ordinary resolution. The limit does not include the borrowings owing by one group company to another group company.

     Indemnity of Directors. Subject to any restrictions under the Companies Act 1985, every director or other officer (excluding an auditor) of the company shall be indemnified out of the assets of the company against all liabilities incurred by him in the actual or purported execution or discharge of his duties, or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office. This indemnity shall not apply to any liability to the extent that it is recovered from any other person.

     Ordinary Shares

     Each of the issued WPP ordinary shares is fully paid and not subject to any further calls or assessments by WPP. There are no conversion rights, redemption provisions or sinking fund provisions relating to any WPP ordinary shares. The WPP ordinary shares are issued in registered form.

     [WPP may, subject to the Statutes and the articles of association issue share warrants with respect to fully paid shares. It may also, with the approval of shareowners in general meeting, convert all or any of its paid up shares into stock and re-convert stock into paid up shares of any denomination.]

     Voting Rights and General Meetings. At a general meeting an ordinary resolution or any other question (other than a special or extraordinary resolution) put the vote shall be decided by a show of hands unless a poll is duly demanded. A poll may be demanded by:

 .  the chairman of the meeting;

 . at least five shareowners present in person or by proxy, and who are entitled to vote on the resolution;

 . any shareowner(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all shareholders entitled to vote on the resolution; or

 . any shareowner(s) present in person or by proxy, who hold shares providing a right to vote on the resolution on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid up on all the shares providing that right.

All special resolutions and extraordinary resolutions shall be decided on a poll.

  Subject to disenfranchisement in the event of (i) non-payment of any call or other sum due and payable in respect of any shares or (ii) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares, and subject to any special rights or restrictions as to voting for the time being attached to any shares on a show of hands, every holder of WPP ordinary shares who (being an individual) is present in person or (being a corporation) is present by a duly authorized representative at a general meeting of WPP will have one vote and every person present who has been appointed as a proxy shall have one vote, and on a poll, every holder of WPP ordinary shares who is present in person or by proxy will have one vote per share. In addition any proxy who has been appointed by the ADR Depositary shall have such number of votes as equals the number of shares in relation to which such proxy has been appointed.

  In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

  The necessary quorum for a general shareholder meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporate shareholder.

  An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty one clear days' notice. All other extraordinary general meetings shall be called by not less that 14 clear days' notice. Only those shareowners entered in the register of members 48 hours prior to the date of the meeting are entitled to vote at that meeting and the number of shares then registered in their respective names shall determine the number of votes such shareowner is entitled to cast at that meeting.

  Dividends. WPP may, by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests in profits, and may fix the time for payment of such dividend. No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to the shareowners of WPP such interim dividends as appear to the directors to be justified by the profits of WPP available for distribution. There are no fixed dates on which entitlement to dividends arises on WPP ordinary shares.

  The shareowners may pass, on the recommendation of the directors, an ordinary resolution to direct all or any part of a dividend to be paid by distributing specific assets, in particular paid up shares or debentures of any other company.

  The articles also permit a scrip dividend scheme under which shareowners may be given the opportunity to elect to receive fully paid WPP ordinary shares instead of cash, or a combination of shares and cash, with respect to future dividends.

  If a shareowner owes any money to the company relating in any way to shares, the board may deduct any of this money from any dividend on any shares held by the shareowner, or from other money payable by the company in respect of the shares. Money deducted in this way may be used to pay the amount owed to the company.

  Unclaimed dividends and other money payable in respect of a share can be invested or otherwise used by directors for the benefit of the company until they are claimed. A dividend or other money remaining unclaimed twelve years after it was declared of first became due for payment will be forfeited and cease to remain owing by the company.

  Return of capital. In the event of a winding-up or other return of capital of WPP, the assets of WPP available for distribution among the shareowners will be divided, subject to the rights attached to any other shares issued on any special terms and conditions, between the holders of WPP ordinary shares according to the respective amounts of nominal (par) value paid up on those shares and in accordance with the provisions of the Companies Act 1985. The liquidator may, if authorized by an extraordinary resolution of shareowners and subject to the Companies Act 1985, divide and distribute among the shareowners, the whole or any part of the non-cash assets of WPP in such manner as he may determine.

  The liquidator may also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of shareowners as the liquidator decides. No past or present shareowner can be compelled to accept any shares or other property which could subject him or her to a liability.

  Alteration of Share Capital. WPP may from time by ordinary resolution of our shareowners:

 . increase its share capital by the amount, to be divided into shares of the amounts, that the resolution prescribes;

 . consolidate and divide all or any of its share capital into shares of a larger amount than the existing shares;

 . cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of the share capital by the amount of the shares cancelled; and

 . subject to the Statutes, subdivide any of its shares into shares of a smaller amount than that fixed by the memorandum of association, provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived, and the resolution may determine that any of the shares resulting from the sub-division may have any preference or advantage or have qualified or deferred rights or be subject to any restrictions.

  Subject to the Statutes, WPP may purchase or enter into a contract to purchase any of its own shares of any class (including any redeemable shares, if we should decide to issue any) provided that the approval of either more than 50% (in the case of open market purchases) or 75% (in the case of private purchases) of attending shareholders present in person or by proxy at a general meeting of shareowners is given. However, shares may only be repurchased out of distributable profits or the proceeds of a fresh issue of shares made for that purpose, and, if a premium is paid it must be paid out of distributable profits.

  WPP may, by special resolution, reduce its share capital or any capital redemption reserve, share premium account or other nondistributable reserve, subject in each case to confirmation by the English Courts.

  Transfer of Shares

  Unless the articles of association specify otherwise, a shareowner may transfer some or all of his or her shares to another person in any manner which is permitted by the Statutes and is approved by the board. Transfers of uncertificated shares must be carried out using the relevant system. The instrument of transfer for certificated shares must be signed by or on behalf of the transferor and except in the case of a fully paid share, by or on behalf of the transferee and must be delivered to the registered office or any other place the directors decide.

  The directors may refuse to register a transfer:

 . if it is of shares which are not fully paid;

 . if it is of shares on which WPP has a lien;

 . if it is not stamped and duly presented for registration, together with the share certificate and

 . evidence of title as the board reasonably requires;

 . if it is with respect to more than one class of shares;

 . if it is in favor of more than four persons jointly; or

 . in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under "Disclosure of interests in shares" below.

  WPP may not refuse to register transfers of WPP ordinary shares if this refusal would prevent dealings in the shares which have been admitted to official listing by the UK Listing Authority from taking place on an open and proper basis. If the board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged or the Operator - instruction was received, send to the transferee notice of the refusal. The registration of transfers may be suspended at any time and for any period as the directors may determine. The register of shareowners may not be closed for more than 30 days in any year.

  Variation of Rights

  Subject to the provisions of the Companies Act 1985 and unless otherwise provided by the terms of issue of that class, the rights attached to any class of shares may be varied with the written consent of the holders of three-fourths in nominal (par) value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy not less than one-third in nominal (par) value of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

  Preemption Rights

  Under the Companies Act 1985, the issuance of equity securities, that are, or are to be, paid for wholly in cash, except shares held under an employees' share scheme, must be offered in the first instance to the existing equity shareowners in proportion to the respective nominal (par) values of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed in a general meeting of shareowners. In this context, equity securities generally means, in relation to WPP, WPP ordinary shares, or shares with no restrictions on the amounts receivable in a distribution of dividends or capital, and all rights to subscribe for or convert into such shares.

  Shareholder Notices

  Record date for service. WPP may serve or deliver any notice, document or other communication by reference to the register of members at any time not more than 21 days before the date of service of delivery. No change in the register after that time shall invalidate that service or delivery.

  Untraced Shareowners. WPP may sell, in such manner as the board may determine, any shares (including any share issued in right of a share) if:

 . during the previous twelve years the shares have been in issue, at least three dividends have become payable and no dividend was claimed or payment cashed;

 . after this twelve-year period, notice is given of the company's intention to sell the shares by advertisement in a UK national newspaper and a newspaper appearing in the area which includes the address held by the company for delivery of notices relating to the shares; and

 . during this twelve-year period, and for three months after the last advertisement appears in the newspaper, the company has not heard from the shareholder or a person who is automatically entitled to the shares by law.

  Notice to Shareowners with Foreign Addresses.

  A shareowner whose registered address is outside the UK and who gives to the company an address in the UK where notices, documents or communications may be given shall be entitled to have notices, documents or communications given to him at that address. Otherwise, the shareowner is not entitled to receive any notices, documents or communications from the company.

  Limitations on Voting and Shareholding

  There are no limitations imposed by English law or our memorandum or articles of association on the right of non-residents or foreign persons to hold or vote WPP's ordinary shares or ADSs, other than limitations that would apply generally to all of the shareowners.

  Change of Control.

  There are currently no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in of our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company or any of its subsidiaries.

  As an English public limited company we are, however, subject to the UK City Code on

Takeovers and Mergers. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of WPP shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change in our control. The City code does not have the force of law, but compliance with it is often required in practice by any public limited company considered to be resident in the United Kingdom, such as ourselves, and of any person wishing to use the facilities of the UK securities market.

    Under the City Code, except with the consent of the UK panel on takeovers and Mergers, any person or persons acting in concert who:

  . acquire shares which (together with shares already held by them) carry 30%
    or more of our voting rights; or
  . hold 30% to 50% of the voting rights and acquire, within a 12 month period, further shares must make an offer for all of WPP's equity and voting non-equity share capital in which such person or persons acting in concert hold shares. The offer must be made in cash, or have a cash alternative, for at least the highest price paid by the offeror or persons acting in concert with it for such shares in the previous 12 months.

  Disclosure of interests in shares

       The Companies Act 1985 gives WPP power to require persons who it knows, or reasonably believes are, or have been within the previous three years, interested in its relevant share capital to disclose prescribed particulars of those interests. For this purpose "relevant share capital" means issued share capital of WPP carrying the right to vote in all circumstances at a general meeting of WPP. Failure to provide the information requested within a prescribed period after the dates of sending of the notice may result in sanctions being imposed against the holder of the relevant shares as provided in the Companies Act 1985. Under our articles of association, WPP may also apply the following restrictions: the withdrawal of voting and certain other rights of such shares of the class, restrictions on the rights to receive dividends and to transfer such shares. In this context, the term "interest" is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of a WPP ordinary share.

       In addition, under the Companies Act 1985, any person who acquires either alone or, in certain circumstances, with others a direct or indirect interest in the relevant share capital of WPP in excess of the "notifiable percentage", currently 3% or 10% for certain types of interest, is obligated to disclose prescribed information to WPP with respect to those shares within two days.
  An obligation of disclosure also arises where such person's notifiable interest subsequently falls below the notifiable percentage or where, above that level, the percentage, expressed in whole numbers of WPP's relevant capital in which such person is interested increases or decreases.

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

Taxation of Dividends

United Kingdom Residents. In respect of dividends paid after April 6, 1999, the
-------------------------
notional tax credit that will be available for an individual shareholder resident in the United Kingdom will be 1/9th of the dividend. Tax credits are no longer repayable to UK holders with no tax liability. Individuals whose income is not within the higher income tax band are liable to tax at 10% on the dividend income and the notional tax credit will continue to satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income was also reduced to 32.5% from April 6, 1999.

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

United States Residents.  In the case of an individual who is a United States
------------------------
citizen and not a resident of the United Kingdom, the dividend (i.e. the cash dividend exclusive of any notional tax credit in respect of such dividend) must be reported as income in the shareholder's United States income tax liability, and the United Kingdom tax (including withholding taxes) actually paid or accrued to the Inland Revenue will be eligible to be claimed as a credit against the individual shareholder's United States income tax liability, subject to certain limitations and, in any case, only to the extent that such tax exceeds the amount of ACT credit in respect of the related dividend.

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

However, a portfolio investor (i.e. all investors holding less than 10% of the voting stock of the company) may elect to be treated as receiving the amount due from the UK government (i.e. 10 x tax credit less 15% withholding tax) by indicating the election on a timely filed form 8833 for the relevant year. With the election, a portfolio investor is treated as having received an additional dividend equal to the gross amount of the tax credit and having paid the withholding tax due, on the date of the distribution. The portfolio investor can thus include the gross payment received in dividend income and may claim a foreign tax credit. The amount of the creditable withholding tax cannot exceed the tax credit payable to the investor. Alternatively, portfolio investors can choose to be taxed on the net dividend received. Shareholders should consult with their tax advisor to determine whether there is an advantage in filing form 8833 in their case.

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

Holders of ADSs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realized on the disposal of their ADSs or ordinary shares unless the ADSs or ordinary shares are used or held for the purposes of a trade carried on in the United Kingdom through a permanent establishment. However, a holder of ADSs or ordinary shares who is a United States citizen or a United States resident (as defined above) will be liable to taxation on such capital gains under the laws of the United States.

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


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure.

The Company has entered into interest rate swap agreements with off-balance sheet risk in order to reduce its exposure to changes in interest rates on its variable rate long-term debt. As of December 31, 2000, the Company had obtained interest rate protection agreements with respect to $350 million of indebtedness maturing at various times through 2003. The fair value of the swaps at December 31, 2000 was $349.3 million (at December 31, 1999 -$353.4 million). All interest rate derivative contracts are approved by senior financial management prior to execution.

Credit risk related to the interest rate swap agreements is the possibility that the counterparty will fail to fulfill its contractual commitment, and the amount of this risk is represented by the positive fair value of the interest rate swaps outstanding at the given time. The Company only enters into derivative contracts with well known trading banks which are members of the Revolving Credit Facility syndicate and which are investment grade. The following table provides the Company's outstanding interest rate swaps with the notional principal value and the weighted average fixed interest rate by maturity date.


          $ millions                             2000           2001           2002
-----------------------------------------------------------------------------------
Notional Principal Outstanding at               $ 350          $ 250          $ 200
December 31, 2000

Weighted Average Fixed Rate Payable              6.17%          6.20%          6.22%

Average Variable Rate Receivable               Six-month      Six-month      Six-month
                                                 LIBOR          LIBOR          LIBOR

The variable rate receivable on the interest rate swaps is based on three and six month LIBOR and is not forecast in this table. The six-month LIBOR rate at December 31, 2000 was 5.87%. However, the rate on the underlying variable rate debt drawn under the Revolving Credit Facility is payable based on LIBOR plus a margin, offsetting the interest rate receivable under the interest rate swap (excluding the margin).

Analysis of fixed and floating rate debt by currency:

                                          (Pounds)m       Fixed         Floating          Period
Currency                                                 rate /1/         basis        (months)/1/
-------------------------------------------------------------------------------------------------------
US$                                       624.9/2/       5.37%             n/a               42
US$                                       148.0           n/a             LIBOR             n/a
(Pounds)                                  178.0           n/a             LIBOR             n/a
Euro                                       71.6           n/a             LIBOR             n/a
Other                                       3.7           n/a            various            n/a
------------------------------------------------------------------------------------------------------
                                        1,026.2
------------------------------------------------------------------------------------------------------

/1/Weighted average.
/2/Including drawings on working capital facility.
At December 31, 2000 the Group had one forward rate agreement in place capping short-term US$ interest rates at an average rate of 5.65% on $25 million of borrowings.

The Company's approach to managing foreign exchange rate risk is discussed in
Item 5-Operating and Financial Review and Prospects.


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

 None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

In October 2000, in connection with the Company's acquisition of Young & Rubicam, the Company agreed to guarantee Young & Rubicam's outstanding 3% Convertible Subordinated Notes due 2005 (the "Y&R Notes"). In connection with the Company's guarantee, the indenture for the Y&R Notes was amended to permit WPP to satisfy Young & Rubicam's obligation thereunder to file public reports by: (1) filing with the SEC all periodic reports WPP is required to file under
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and (2) furnishing to the holders of the Y&R Notes and the indenture trustee all financial information WPP furnishes to the holders of its ADSs. In addition, in view of the fact that the Y&R Notes would be convertiable into WPP ADSs after the merger and the registration in connection with the merger of the Y&R Notes and the ADSs issuable upon conversion of the Y&R Notes, a registration agreement between Young & Rubicam and the holders of the Y&R notes was amended to release Young & Rubicam from its obligation to register the Y&R Notes and the securities issuable upon conversion of the Y&R Notes.


ITEM 15.   [Reserved]

ITEM 16.   [Reserved]

ITEM 17.   FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

                                   PART III
ITEM 18.   FINANCIAL STATEMENTS

  Consolidated Financial Statements of WPP Group plc as at December 31, 2000, 1999, and 1998
      (page F-1)

ITEM 19.       EXHIBITS.

Exhibit No.    Exhibit Title
-----------    ----------------------------------------------------------------

1.1            Memorandum and Articles of Association of WPP Group plc.*

2.1 Amended and Restated Deposit Agreement, dated as of October 24, 1995, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) of the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on October 31, 1996 (Reg. No. 333-5906)).

2.2 Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of November 9, 1999, by and among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 1 to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on November 9, 1999 (Reg. No. 333-5906)).

2.3 Amendment No. 2 to Amended and Restated Deposit Agreement, dated October 3, 2000, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 2 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on June 30, 2000 (Reg. No. 333-5906).

2.4 Registration Agreement dated as of January 20, 2000 between Young & Rubicam Inc. and Salomon Smith Barney Inc., Bear Stearns & Co. Inc., Donaldson Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC. (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed by Young & Rubicam Inc. with the Securities and Exchange Commission on April 17, 2000 (Reg. No. 333-34948)).

2.5 Form of Amendment to Registration Agreement between Young & Rubicam Inc. and the initial purchasers of Young & Rubicam's 3% Convertible Subordinated Notes due 2005 (incorporated herein by reference to Exhibit 4.10 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.6 Indenture dated as of January 20, 2000 between Young & Rubicam Inc. and The Bank of New York as trustee (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-14093)).

2.7 Form of 3% Convertible Subordinated Note due 2005 (incorporated herein by reference to Exhibit A to Exhibit 10.28 to Young & Rubicam Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-14093)).

2.8 Form of First Supplemental Indenture to the Indenture dated as of January 20, 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.7 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.9 Form of Second Supplemental Indenture to the Indenture dated as of January 20, 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.8 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.10 Indenture dated as of July 15, 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due July 15, 2005 and 6 7/8% Notes due July 15, 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation's and WPP Group plc's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 8, 1998 (File No. 333-9058)).

2.11 Forms of 6 5/8% Notes due July 15, 2005 and 6 7/8% Notes due July 15, 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation's and WPP Group plc's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 8, 1998 (File No. 333-9058)).

2.12 Agreement of Registrant to file, if requested by Securities and Exchange Commission, indenture and form of notes relating to the issuance of 5.125% Bonds due June 2004 and the issuance of 6.0% Bonds due June 2008.*

4.1 Amended and Restated Agreement and Plan of Merger, dated as of May 11, 2000, by and among WPP Group plc, Young & Rubicam Inc., York Merger Corp. and York II Merger Corp. (incorporated herein by reference to Exhibit 2 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 25, 2000).

4.2 Consolidated Revolving Credit Facility Agreement, dated July 3, 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated July 4, 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred to therein (incorporated by reference to Exhibit 1(b) of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 1999).

4.3 Revolving Credit Facility and Term Out Facility Agreement, dated August 7, 2000 (incorporated herein by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on August 28, 2000).

4.4 The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 99 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 6, 1996 (File No. 333-04302).

4.5 Leadership Equity Acquisition Plan, adopted by WPP Group plc in September 1999.*

4.6            WPP Group plc Performance Share Plan.*

4.7 2001-2003 Long Term Incentive Plan ("LTIP") The Ogilvy Group, Inc. Participant Guide.*

4.8 2001-2003 Long Term Incentive Plan ("LTIP") J. Walter Thompson Company, Inc. Participant Guide.*

4.9 J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan.*

4.10 Young & Rubicam Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.26 to Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.11 Amendment No. 1 to Young & Rubicam Inc. Deferred Compensation Plan effective as of November 19, 1997 (incorporated by reference to Exhibit 10.26 to Young & Rubicam's Annual Report on Form 10-K for the year ended December 31, 1998).

4.12 Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of January 1, 1999 (incorporated by reference to Exhibit 10.27 to Young & Rubicam's Annual Report on Form 10-K for the year ended December 31, 1998).

4.13 Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated by reference to Exhibit 10.4 to the Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.14 Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated by reference to Exhibit 10.5 to Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.15 Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.16 Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated by reference from Exhibit 10.28 to Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.17 Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated by reference to Exhibit 10.23 to Young & Rubicam's Annual Report on Form 10-K for the year ended December 31, 1999).

4.18 Young & Rubicam Inc. Director Stock Option Plan (incorporated by reference to Exhibit 10.25 to Young & Rubicam's Annual Report on Form 10-K for the year ended December 31, 1999).

4.19           Young & Rubicam Inc. Executive Income Deferral Program.*

4.20           Ogilvy & Mather ERISA Excess Plan Summary Plan Description.*

4.21 Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution.*

4.22 Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution.*

4.23           Ogilvy & Mather Deferred Compensation Plan Summary Plan
               Description.*

8.1  List of subsidiaries.*

10.1           Consent Of Independent Chartered Accountants.*

-------------------------------------------------------------------------------
*filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.


      WPP Group plc
                                                  By: /S/ P W G Richardson
                                                      -----------------------
                                                      Paul W G Richardson
                                                       Group Finance Director

                                 WPP GROUP plc

                         INDEX TO FINANCIAL STATEMENTS


ITEM 18.

Financial
Statement
Number                                                                                    Page
------                                                                                    ----
A.   Consolidated Financial Statements of WPP Group plc as of
     the years ended December 31, 2000, 1999, and 1998

     (i)      Report of Independent Chartered Accountants                                 F-2

     (iii)    Accounting policies                                                         F-3

     (iv)     Consolidated profit and loss account for the years ended
              December 31, 2000, 1999, and 1998                                           F-6

     (v)      Consolidated statement of cash flows for the years
              ended December 31, 2000, 1999, and 1998                                     F-7

     (vi)     Consolidated statement of recognised gains and losses
              for the years ended December 31, 2000, 1999, and 1998                       F-7

     (vii)    Consolidated balance sheet as of December 2000,
               1999, and 1998                                                             F-8

     (viii)   Consolidated statement of changes in share owners'
              funds for the years ended December 31, 2000, 1999,
              and 1998                                                                    F-9

     (ix)     Notes to the consolidated profit and loss account                           F-10

     (x)      Notes to the consolidated cash flow statement                               F-13

     (xi)     Notes to the consolidated balance sheet                                     F-15

     (xii)    Reconciliation to Generally Accepted US Accounting Principles               F-22

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Board of Directors and share owners of WPP Group plc:

We have audited the accompanying consolidated balance sheets of WPP Group plc and subsidiaries as of December 31, 2000, 1999, and 1998 and the related consolidated statement of income, statement of changes in share owners' funds, statement of recognised gains and losses and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WPP Group plc and subsidiaries as of December 31, 2000, 1999, and 1998 and the results of their operations and their cash flows for the years then ended December 31, 2000 in conformity with generally accepted accounting principles in the United Kingdom.

Certain accounting practices of WPP Group plc used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform the consolidated financial statements to accounting principles generally accepted in the United States are set forth on F-22 to F-23.




May 4, 2001                               Arthur Andersen
                                          Chartered Accountants
                                          and Registered Auditors
                                          London, England

Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the Group's principal accounting policies, which have been applied consistently throughout the year and the preceding year (except as disclosed in accounting policy 14), is set out below.

1    Basis of accounting and presentation of financial statements.

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

     Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 January 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was written off to reserves in accordance with the accounting standard then in force. On disposal or closure of a business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

     Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible fixed assets if their value can be measured reliably on initial recognition.

     The directors have reassessed their opinion that all the goodwill and intangible assets of the Group have an infinite economic life. For certain acquisitions, where the directors consider it more appropriate, goodwill is now amortised over its useful life up to a 20 year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an infinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP's commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

     The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the infinite life of these intangible assets, it is not possible to quantify its impact.

4    Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

Freehold buildings -                2% per annum
Leasehold land and buildings -      over the term of the lease
Fixtures, fittings and equipment -  10%-33% per annum
Computer equipment -                33% per annum

5    Investments

Except as stated below, fixed asset investments are shown at cost less provision for diminution in value.

     The Group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and the investments are shown in the Group balance sheet as the Group's share of the net assets. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

6    Stocks and work in progress

Work in progress is valued at cost or on a percentage of completion basis. Cost comprises outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value.

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

10   Pension costs

The charge to the profit and loss account in respect of defined benefit pension schemes is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated to achieve a substantially level percentage of the current and expected future pensionable payroll. Variations from regular costs are allocated to the profit and loss account over a period approximating to the scheme members' average remaining service lives. For defined contribution schemes, contributions are charged to the profit and loss account as payable in respect of the accounting period.

11   Operating leases

Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

12   Turnover, cost of sales and revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Compensation may therefore consist of various arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

         Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based compensation typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

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


Information & consultancy

Revenue is recognised on each market research contract in proportion to the level of service performed. Costs, including an appropriate proportion of overheads relating to contracts in progress at the balance sheet date, are carried forward in work in progress. Losses are recognised as soon as they are foreseen.

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

14   Changes in accounting policies

The Group adopted FRS 19 (Deferred Tax) during the year. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

     The Group also adopted FRS 15 (Tangible Fixed Assets) and FRS 16 (Current
Tax) during the year. There has been no material impact on the financial statements as a result of the adoption of these new standards.

Consolidated profit and loss account
For the years ended 31 December 2000, 1999 and 1998

                                                                          2000
                                                        -----------------------------------------
                                                                      Acquisitions
                                                        Continuing        (Young &
                                                        operations*   Rubicam only)         Total         1999          1998
Note                                                     (Pounds)m       (Pounds)m      (Pounds)m    (Pounds)m     (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
1    Turnover (gross billings)                            12,212.7         1,736.7       13,949.4      9,345.9       8,000.1
     Cost of sales                                        (9,591.4)       (1,377.3)     (10,968.7)    (7,173.3)     (6,081.7)
----------------------------------------------------------------------------------------------------------------------------
1    Revenue                                               2,621.3           359.4        2,980.7      2,172.6       1,918.4
     Direct costs                                           (244.6)              -         (244.6)      (317.3)       (285.9)
----------------------------------------------------------------------------------------------------------------------------
     Gross profit                                          2,376.7           359.4        2,736.1      1,855.3       1,632.5
2    Operating costs                                      (2,046.3)         (311.8)      (2,358.1)    (1,591.8)     (1,403.4)
----------------------------------------------------------------------------------------------------------------------------
     Operating profit                                        330.4            47.6          378.0        263.5         229.1
     Income from associates                                   35.4             2.6           38.0         27.3          16.1
----------------------------------------------------------------------------------------------------------------------------
1    Profit on ordinary activities
     before interest and taxation                            365.8            50.2          416.0        290.8         245.2
----------------------------------------------------------------------------------------------------------------------------
4    Net interest payable and
     similar charges                                         (47.8)           (2.5)         (50.3)       (35.4)        (32.4)
----------------------------------------------------------------------------------------------------------------------------
     Profit on ordinary activities before taxation           318.0            47.7          365.7        255.4         212.8
5    Taxation on profit on ordinary activities                                             (109.7)       (76.6)        (67.0)
----------------------------------------------------------------------------------------------------------------------------
     Profit on ordinary activities after taxation                                           256.0        178.8         145.8
     Minority interests                                                                     (11.3)        (6.0)         (5.5)
----------------------------------------------------------------------------------------------------------------------------
     Profit attributable to ordinary share owners                                           244.7        172.8         140.3
6    Ordinary dividends                                                                     (37.8)       (24.0)        (19.6)
----------------------------------------------------------------------------------------------------------------------------
     Retained profit for the year                                                           206.9        148.8         120.7
============================================================================================================================

7    Earnings per share
     Basic earnings per ordinary share                                                       29.3p        22.9p         19.1p
----------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per ordinary share                                                     28.4p        22.5p         18.8p
============================================================================================================================

6    Ordinary dividend per share
     Interim dividend                                                                         1.2p         1.0p         0.84p
----------------------------------------------------------------------------------------------------------------------------
     Final dividend                                                                          2.55p         2.1p         1.72p
============================================================================================================================

     Earnings per ADR
     Basic earnings per ADR                                                                 146.5p       114.5p         95.5p
----------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per ADR                                                               142.0p       112.5p         94.0p
============================================================================================================================

     Ordinary dividend per ADR (net)
     Interim                                                                                  6.0p         5.0p          4.2p
----------------------------------------------------------------------------------------------------------------------------
     Final                                                                                   12.8p        10.5p          8.6p
============================================================================================================================

     The accompanying notes form an integral part of this profit and loss account.
     There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners' funds are set out on page F-9.
     The 1998 figures in the profit and loss account have been restated following a change in the ratio of ordinary shares per ADR from 10 ordinary shares per ADR to five ordinary shares per ADR in 1999.
     *The figures presented for continuing operations include 2000 acquisitions, other than Young & Rubicam Inc. Aggregated figures for acquisitions were revenue of (Pounds)438.9 million, operating profit of (Pounds)61.5 million and PBIT of (Pounds)66.4 million.

Consolidated cash flow statement
For the years ended 31 December 2000, 1999 and 1998

--------------------------------------------------------------------------------------------------------------
                                                                          2000            1999           1998
Notes                                                                (Pounds)m       (Pounds)m      (Pounds)m
--------------------------------------------------------------------------------------------------------------
9        Net cash inflow from operating activities                       623.0            348.5          256.0
         Dividends received from associates                                7.6              4.3            3.4
10       Return on investments and servicing of finance                  (64.6)           (37.1)         (28.7)
         United Kingdom and overseas tax paid                            (81.4)           (58.4)         (59.0)
10       Capital expenditure and financial investment                   (199.1)           (80.5)         (82.1)
10       Acquisition payments                                           (281.0)          (202.2)        (115.5)
         Equity dividends paid                                           (25.6)           (21.1)         (16.6)
--------------------------------------------------------------------------------------------------------------
         Net cash outflow before financing                               (21.1)           (46.5)         (42.5)
10       Net cash inflow from financing                                  204.6            270.0           78.1
--------------------------------------------------------------------------------------------------------------
         Increase in cash and overdrafts for the year                    183.5            223.5           35.6
         Translation difference                                           35.1             (0.6)           0.9
         Balance of cash and overdrafts at beginning of year             551.4             328.5         292.0
--------------------------------------------------------------------------------------------------------------
         Balance of cash and overdrafts at end of year                   770.0             551.4         328.5
==============================================================================================================

         Reconciliation of net cash flow to movement in net funds:
         Increase in cash and overdrafts for the year                    183.5             223.5          35.6
         Cash inflow from increase in debt financing                    (126.6)           (258.0)        (95.2)
         Debt acquired                                                  (194.9)                -             -
         Other movements                                                  (1.9)             (1.7)         (0.9)
         Translation difference                                           23.4              (6.2)          0.1
--------------------------------------------------------------------------------------------------------------
         Movement in net (debt)/funds in the year                       (116.5)            (42.4)        (60.4)
8        Net funds at beginning of year                                   91.9             134.3         194.7
--------------------------------------------------------------------------------------------------------------
8        Net (debt)/funds at end of year                                 (24.6)             91.9         134.3
==============================================================================================================

     The accompanying notes form an integral part of this cash flow statement.

Consolidated statement of total recognised gains and losses
For the years ended 31 December 2000, 1999 and 1998

====================================================================================================================
                                                                                  2000           1999           1998
Notes                                                                        (Pounds)m      (Pounds)m      (Pounds)m
---------------------------------------------------------------------------------------------------------------------
         Profit for the financial year                                            244.7          172.8          140.3
         Exchange adjustments on foreign currency net investments                (133.0)        (31.2)            4.0
---------------------------------------------------------------------------------------------------------------------
         Total recognised gains and losses relating to the year                  111.7          141.6           144.3
---------------------------------------------------------------------------------------------------------------------
         Prior year adjustment on implementation of FRS 19 (Deferred Tax)         28.0
---------------------------------------------------------------------------------------------------------------------
         Total gains and losses recognised since last annual report              139.7
====================================================================================================================

         The accompanying notes form an integral part of this statement of total recognised gains and losses.

Consolidated balance sheet
As at 31 December 2000, 1999 and 1998

=========================================================================================================================
                                                                      2000                1999                1998
                                                                                      Restated*           Restated*
Notes                                                            (Pounds)m           (Pounds)m           (Pounds)m
-------------------------------------------------------------------------------------------------------------------------
         Fixed assets
         Intangible assets
13                Corporate brands                                   950.0               350.0               350.0
13                Goodwill                                         3,497.3               410.3               158.0
14       Tangible assets                                             390.2               196.7               166.7
15       Investments                                                 551.5               356.9               268.2
-------------------------------------------------------------------------------------------------------------------------
                                                                   5,389.0             1,313.9               942.9
-------------------------------------------------------------------------------------------------------------------------
         Current assets
16       Stocks and work in progress                                 241.1               113.5               107.3
17       Debtors                                                   2,181.0             1,068.4               921.1
18       Debtors within working capital facility:
              Gross debts                                            464.9               345.7               294.5
              Non-returnable proceeds                               (231.6)             (214.1)             (209.2)
-------------------------------------------------------------------------------------------------------------------------
                                                                     233.3               131.6                85.3
         Cash at bank and in hand                                  1,067.6               607.0               423.9
-------------------------------------------------------------------------------------------------------------------------
                                                                   3,723.0             1,920.5             1,537.6
19       Creditors: amounts falling due within one year           (4,252.4)           (2,148.0)           (1,777.3)
-------------------------------------------------------------------------------------------------------------------------
         Net current liabilities                                    (529.4)             (227.5)             (239.7)
-------------------------------------------------------------------------------------------------------------------------
         Total assets less current liabilities                     4,859.6             1,086.4               703.2
20       Creditors: amounts falling due after more than one year
           (including convertible loan note)                      (1,279.6)             (652.5)             (401.5)
21       Provisions for liabilities and charges                     (145.9)              (79.2)              (77.9)
-------------------------------------------------------------------------------------------------------------------------
         Net assets                                                3,434.1               354.7               223.8
-------------------------------------------------------------------------------------------------------------------------

         Capital and reserves
23       Called up share capital                                     111.2                77.5                76.6
         Share premium account                                       709.0               602.9               562.9
         Shares to be issued                                         386.7                   -                   -
         Merger reserve                                            2,630.2               121.3               120.5
24       Other reserves                                             (256.2)             (123.2)              (92.0)
         Profit and loss account                                    (171.0)             (332.3)             (452.3)
-------------------------------------------------------------------------------------------------------------------------
         Equity share owners' funds                                3,409.9               346.2               215.7
         Minority interests                                           24.2                 8.5                 8.1
-------------------------------------------------------------------------------------------------------------------------
         Total capital employed                                    3,434.1               354.7               223.8
=========================================================================================================================

         The accompanying notes form an integral part of this balance sheet. *The 1999 and 1998 balance sheets have been restated as a result of the implementation of FRS 19 in the Group's 2000 financial statements. The resulting prior year adjustment is shown on F-9.


         Signed on behalf of the Board on 4 May 2001:
         Sir Martin Sorrell
         Group chief executive

         P W G Richardson
         Group finance director

Consolidated statement of share owners' funds

For the years ended 31 December 2000, 1999 and 1998

Movements during the year were as follows:
--------------------------------------------------------------------------------

                                                        Ordinary     Share   Shares                        Profit
                                                           share   premium    to be   Merger     Other    and loss
                                                         capital   account   issued  reserve   reserves    account/1/    Total
                                                       (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m  (Pounds)m   (Pounds)m
------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 1998                                   73.6     421.6        -        -  (1,082.0)     561.6        (25.2)
FRS 19 (Deferred Tax) Restatement                              -         -        -        -         -       28.0         28.0
Adjusted balance at 1 January 1998                          73.6     421.6        -        -  (1,082.0)     589.6          2.8

1998 movements

Ordinary shares issued in respect of acquisitions            3.1     129.6        -        -         -      (27.3)/2/    105.4
Other ordinary shares issued                                 0.5      11.7        -        -         -       (8.1)         4.1
Transfers between reserves                                     -         -        -    120.5     985.4   (1,105.9)           -
Currency translation movement                                  -         -        -        -       4.0          -          4.0
Retained profit for the financial year                         -         -        -        -         -      120.7        120.7
Share buy-backs                                             (0.6)        -        -        -       0.6      (21.3)       (21.3)
------------------------------------------------------------------------------------------------------------------------------
Adjusted balance at 31 December 1998                        76.6     562.9        -    120.5     (92.0)    (452.3)       215.7
------------------------------------------------------------------------------------------------------------------------------

1999 movements

Ordinary shares issued                                       0.9      40.0        -      0.8         -      (28.8)/2/     12.9
Currency translation movement                                  -         -        -        -     (31.2)         -        (31.2)
Retained profit for the financial year                         -         -        -        -         -      148.8        148.8
------------------------------------------------------------------------------------------------------------------------------
Adjusted balance at 31 December 1999                        77.5     602.9        -    121.3    (123.2)    (332.3)       346.2
------------------------------------------------------------------------------------------------------------------------------

2000 movements

Ordinary shares issued in respect of acquisitions           30.2         -    547.3  2,383.3         -          -      2,960.8
Exercises of options granted on acquisition of
  Young & Rubicam Inc.                                       2.9      62.5   (160.6)   160.6         -      (13.9)        51.5
Share issue costs charged to merger reserve                    -         -        -    (35.0)        -          -        (35.0)
Other ordinary shares issued                                 0.6      43.6        -        -         -      (31.7)/2/     12.5

Currency translation movement                                  -         -        -        -    (133.0)         -       (133.0)
Retained profit for the financial year                         -         -        -        -         -      206.9        206.9
------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2000                                111.2     709.0    386.7  2,630.2    (256.2)    (171.0)     3,409.9
------------------------------------------------------------------------------------------------------------------------------

/1/Share owners' funds have been restated as a result of the implementation of FRS 19 in the Group's 2000 financial statements. The impact of this on opening funds of (Pounds)318.2 million as previously reported, is to increase these to (Pounds)346.2 million as restated.

/2/Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

Notes to the consolidated profit and loss account
--------------------------------------------------------------------------------
1 Segment information

The Group is the leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services. These services include advertising and media investment management, information and consultancy, public relations and public affairs, and branding & identity, healthcare and specialist communications. The Group derives a substantial proportion of its revenue and operating income from North America, the United Kingdom and Continental Europe and the Group's performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:
--------------------------------------------------------------------------------

                                                     Acquisitions
                                                         (Young &
                                        Continuing        Rubicam        Total
                                       operations*          only)         2000      Change           1999     Change          1998
                                         (Pounds)m      (Pounds)m    (Pounds)m           %       (Pounds)m         %      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Turnover
United Kingdom                             1,235.7          100.6      1,336.3        17.9        1,133.7       25.7         902.1
United States                              5,158.9          864.9      6,023.8        49.8        4,021.3       13.8       3,534.9
Continental Europe                         2,907.1          437.2      3,344.3        50.0        2,230.2       21.1       1,841.2
Canada, Asia Pacific, Latin America,
 Africa & Middle East                      2,911.0          334.0      3,245.0        65.5        1,960.7       13.9       1,721.9
------------------------------------------------------------------------------------------------------------------------------------
                                          12,212.7        1,736.7     13,949.4        49.3        9,345.9       16.8       8,000.1
====================================================================================================================================
Revenue
United Kingdom                               503.4           29.0        532.4        22.5          434.7       10.5         393.5
United States                              1,096.8          176.8      1,273.6        39.2          915.2       19.7         764.4
Continental Europe                           499.1           87.2        586.3        37.6          426.2        7.6         396.0
Canada, Asia Pacific, Latin America,
 Africa & Middle East                        522.0           66.4        588.4        48.4          396.5        8.8         364.5
------------------------------------------------------------------------------------------------------------------------------------
                                           2,621.3          359.4      2,980.7        37.2        2,172.6       13.3       1,918.4
------------------------------------------------------------------------------------------------------------------------------------
PBIT/1/
United Kingdom                                61.5            1.5         63.0        22.3           51.5       22.0          42.2
United States                                171.1           20.5        191.6        37.8          139.0       24.6         111.6
Continental Europe                            67.8           14.1         81.9        46.8           55.8        1.5          55.0
Canada, Asia Pacific, Latin America,
 Africa & Middle East                         65.4           14.1         79.5        78.7           44.5       22.3          36.4
------------------------------------------------------------------------------------------------------------------------------------
                                             365.8           50.2        416.0        43.1          290.8       18.6         245.2
------------------------------------------------------------------------------------------------------------------------------------

There is no significant cross-border trading.

Contributions by operating sector were as follows:
--------------------------------------------------------------------------------

                                                     Acquisitions
                                                         (Young &
                                        Continuing        Rubicam        Total
                                       operations*          only)         2000      Change           1999     Change          1998
                                         (Pounds)m     (Pounds)m    (Pounds)m           %       (Pounds)m          %      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Turnover
Advertising and media investment
 management                               10,100.9        1,354.7     11,455.6        49.0        7,690.1       16.8       6,582.5
Information & consultancy                    517.5            0.0        517.5        21.6          425.5        8.6         391.9
Public relations & public affairs            287.3          135.2        422.5       112.2          199.1       20.9         164.7
Branding & identity, healthcare and
 specialist communications                 1,307.0          246.8      1,553.8        50.7        1,031.2       19.8         861.0
------------------------------------------------------------------------------------------------------------------------------------
                                          12,212.7        1,736.7     13,949.4        49.3        9,345.9       16.8       8,000.1
------------------------------------------------------------------------------------------------------------------------------------
Revenue
Advertising and media investment
 management                                1,227.7          171.3      1,399.0        38.1        1,013.1        6.5         951.3
Information & consultancy                    512.1            0.0        512.1        22.0          419.7       14.3         367.2
Public relations & public affairs            262.2           67.9        330.1        84.5          178.9       32.7         134.8
Branding & identity, healthcare and
 specialist communications                   619.3          120.2        739.5        31.8          560.9       20.6         465.1
------------------------------------------------------------------------------------------------------------------------------------
                                           2,621.3          359.4      2,980.7        37.2        2,172.6       13.3       1,918.4
------------------------------------------------------------------------------------------------------------------------------------
PBIT/1/
Advertising and media investment
 management                                  192.3           39.0        231.3        48.4          155.9       10.3         141.3
Information & consultancy                     51.6            0.0         51.6        22.6           42.1        7.1          39.3
Public relations & public affairs             39.1            4.2         43.3        81.2           23.9       52.2          15.7

Branding & identity, healthcare and
 specialist communications                    82.8            7.0         89.8        30.3           68.9       40.9          48.9
------------------------------------------------------------------------------------------------------------------------------------
                                             365.8           50.2        416.0        43.1          290.8       18.6         245.2
------------------------------------------------------------------------------------------------------------------------------------

/1/PBIT: Profit on ordinary activities before interest and taxation.
* The figures presented for continuing operations include 2000 acquisitions, other than Young & Rubicam Inc.

Notes to the consolidated profit and loss account continued
================================================================================
1 Segment information continued

Profit before tax ('Income before income taxes') comprised the following:
--------------------------------------------------------------------------------

                                                 2000         1999         1998
                                            (Pounds)m     (Pounds)m    (Pounds)m
--------------------------------------------------------------------------------
Domestic (UK)                                     37.3         45.1         39.4
Foreign                                          326.9        210.3        173.4
--------------------------------------------------------------------------------
Income before income taxes                       364.2        255.4        212.8
================================================================================

--------------------------------------------------------------------------------

2 Operating costs                               2000         1999         1998
                                             (Pounds)m    (Pounds)m    (Pounds)m
--------------------------------------------------------------------------------
Total staff costs (note 3)                     1,617.6      1,091.3        952.9
Establishment costs                              216.8        158.3        142.4
Other operating expenses (net)                   522.4        341.3        307.2
Loss on sale of tangible fixed assets              1.3          0.9          0.9
--------------------------------------------------------------------------------
                                               2,358.1      1,591.8      1,403.4
================================================================================
Operating expenses include:
Depreciation of tangible fixed assets             63.8         42.2         33.7
Amortisation of intangible fixed assets            6.6            -            -
Impairment of intangible fixed assets              8.5            -            -
--------------------------------------------------------------------------------
Operating lease rentals:
Property (excluding real estate taxes)           125.2         83.1         72.5
Plant and machinery                               21.8         19.6         16.4
--------------------------------------------------------------------------------
                                                 147.0        102.7         88.9
================================================================================
Auditors' remuneration:
Audit fees
- Andersen                                         3.7          2.4          2.0
- other                                            0.4          0.3          0.3
--------------------------------------------------------------------------------
                                                   4.1          2.7          2.3
--------------------------------------------------------------------------------
Fees in respect of other advisory work             6.4          3.7          2.8
================================================================================

Fees paid to the auditors in respect of other advisory work include advice to the Group on taxation, acquisitions and, in 2000, work performed in connection with the acquisition of Young & Rubicam Inc.

Minimum committed annual rentals

Amounts payable (net of taxes) in 2001 under the foregoing leases will be as follows:
--------------------------------------------------------------------------------

                                            Plant and machinery                            Property
                                     ---------------------------------        ----------------------------------
                                         2001         2000        1999            2001         2000         1999
                                    (Pounds)m    (Pounds)m   (Pounds)m       (Pounds)m    (Pounds)m    (Pounds)m
----------------------------------------------------------------------------------------------------------------
In respect of operating leases
which expire:
- within one year                         5.4          4.7         5.1            10.2          4.8          7.0
- within two to five years               16.2         15.9        13.2            39.1         24.7         20.4
- after five years                        0.3          1.5         0.2            62.3         65.8         49.2
----------------------------------------------------------------------------------------------------------------
                                         21.9         22.1        18.5           111.6         95.3         76.6
================================================================================================================

Future minimum annual amounts payable (net of taxes) under lease commitments in existence at 31 December 2000 are as follows:
--------------------------------------------------------------------------------

                                          Minimum           Less
                                           rental        sub-let             Net
                                         payments        rentals         payment
                                        (Pounds)m      (Pounds)m       (Pounds)m
--------------------------------------------------------------------------------
Year ended 31 December
2001                                        133.5         (11.3)           122.2
2002                                        158.7          (8.9)           149.8
2003                                        147.2          (8.1)           139.1
2004                                        120.0          (7.7)           112.3
2005                                        109.5          (7.2)           102.3
Later years (to 2011)                       322.0         (44.6)           277.4
--------------------------------------------------------------------------------
                                            990.9         (87.8)           903.1
================================================================================

--------------------------------------------------------------------------------
3 Our people

Our staff numbers averaged 36,157 against 27,711 in 1999, up 31%, including acquisitions. Their geographical distribution was as follows:
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                                         2000     1999     1998
                                                                       Number   Number   Number
-------------------------------------------------------------------------------------------------
United Kingdom                                                          5,425    4,439    3,973
United States                                                          11,058    8,033    7,082
Continental Europe                                                      7,985    5,650    4,922
Canada, Asia Pacific, Latin America, Africa & Middle East              11,689    9,589    9,612
-------------------------------------------------------------------------------------------------
                                                                       36,157   27,711   25,589
=================================================================================================

At the end of 2000 staff numbers were 51,195 compared with 29,168 in 1999.

Total staff costs were made up as follows:

----------------------------------------------------------------------------------------
                                                             2000       1999      1998
                                                        (Pounds)m  (Pounds)m (Pounds)m
----------------------------------------------------------------------------------------
Wages and salaries                                       1,125.1     763.6     666.4
Payments and provisions charged under short- and
long-term incentive plans                                  118.3      71.3      58.6
Social security costs                                      120.5      86.3      76.7
Other pension costs                                         40.8      27.7      20.7
Other staff costs                                          212.9     142.4     130.5
----------------------------------------------------------------------------------------
                                                         1,617.6   1,091.3     952.9
========================================================================================

================================================================================
4 Net interest payable and similar charges

------------------------------------------------------------------------------------------------
                                                                   2000        1999       1998
                                                              (Pounds)m   (Pounds)m   (Pounds)m
On bank loans and overdrafts, and other loans
- repayable within five years, by instalments                    3.2         3.7         2.0
- repayable within five years, not by instalments               38.7        16.0        21.1
- on all other loans (including corporate bond)                 14.7        14.1         6.9
Total interest payable                                          56.6        33.8        30.0
Interest receivable                                            (22.5)      (10.4)      (10.8)
------------------------------------------------------------------------------------------------
Net interest payable                                            34.1        23.4        19.2
Charges in respect of working capital facilities                16.2        12.0        13.2
------------------------------------------------------------------------------------------------
                                                                50.3        35.4        32.4
================================================================================================

Net interest payable increased to (Pounds)34.1 million from (Pounds)23.4 million, reflecting the increased level of acquisitions and share repurchases during the year.

     Interest on the majority of the Group's borrowings, other than the USA bond, is payable at a margin of between 0.20% and 0.55% over relevant LIBOR depending on certain covenant conditions being met and, for a significant proportion of borrowings, is hedged to January 2003 at US dollar LIBOR rates of 6.25% or less (excluding margin costs).

     The majority of the Group's long-term debt is represented by $300 million of USA bonds at a weighted average interest rate of 6.71% and $287.5 million of convertible bonds at a rate of 3%. Average borrowings under the Syndicated Revolving Credit Facilities (note 8) amounted to $422 million at an average interest rate of 6.2% (1999: 6.1%, 1998: 5.7%) inclusive of margin.

Derivative financial instruments

The Group entered into various types of US dollar interest rate contracts in managing its interest rate risk, as below. The rates below exclude margin costs.

-----------------------------------------------------------------------------
Swaps                               2000              1999             1998
-----------------------------------------------------------------------------
Notional principal amount           $350m            $350m             $350m
Average pay rate                    6.17%            6.17%             5.84%
Average receive rate                LIBOR            LIBOR             LIBOR
Average term                     5 months         5 months          6 months
Latest maturity date             Jan 2003         Jan 2003          Jan 2003
=============================================================================

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

================================================================================
4 Net interest payable and similar charges continued

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

     The fair value of derivatives is disclosed in note 22.

================================================================================
5 Tax on profit on ordinary activities

The tax charge is based on the profit for the year and comprises:

--------------------------------------------------------------------------------------------
                                                               2000        1999        1998
                                                          (Pounds)m   (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------------------
Corporation tax at 30.0% (1999: 30.25%, 1998: 31.0%)          6.4       12.4       12.9
Deferred taxation                                           (10.6)      (0.7)        -
Overseas taxation                                           100.3       56.5       51.4
Tax on profits of associate companies                        13.6        8.1        6.8
Write-back of previously written-off ACT                        -          -       (4.1)
Advance corporation tax written off                             -        0.3          -
--------------------------------------------------------------------------------------------
                                                            109.7       76.6       67.0
--------------------------------------------------------------------------------------------
Effective tax rate on profit before tax                      30.0%      30.0%      31.5%
============================================================================================

Reconciliation of the Group's tax to the United Kingdom statutory tax rate:

===============================================================================================
                                                                 2000        1999        1998
                                                            (Pounds)m   (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------
Tax on pre-tax income at statutory rates of 30.0%             109.7       77.3        66.0
 (1999: 30.25% and 1998: 31.0%)
Effects of:
 Permanent differences between expenditures charged
 in arriving at income and expenditures allowed for
 tax purposes                                                  (4.1)       (3.4)        4.3
 Utilisation of tax losses brought forward                     (9.7)       (4.7)       (5.6)
 Unused tax losses carried forward                              9.4         6.3         4.6
 Differences between UK and overseas statutory standard
 tax rates                                                      4.4         0.8         1.8
 Write-back of previously written-off ACT                         -           -        (4.1)
 Advance corporation tax written off                              -         0.3           -
-----------------------------------------------------------------------------------------------
Tax on profit on ordinary activities                          109.7        76.6        67.0
===============================================================================================

There are tax losses available within the Young & Rubicam Inc. business which may be available to the Group going forward.


================================================================================
6 Ordinary dividends

--------------------------------------------------------------------------------
                            2000    1999     1998      2000       1999      1998
                           -----------------------
                              Pence  per share    (Pounds)m  (Pounds)m (Pounds)m
--------------------------------------------------------------------------------
Interim dividend paid      1.20p    1.0p    0.84p      9.3        7.8       6.2
Final dividend proposed    2.55p    2.1p    1.72p     28.5       16.2      13.4
--------------------------------------------------------------------------------
                           3.75p    3.1p    2.56p     37.8       24.0      19.6
================================================================================

No ACT is payable in respect of the 1998 final dividend, the 1999 and 2000 dividends, owing to the abolition of ACT with effect from April 1999.



================================================================================
7 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 'Earnings per Share'.

        Basic earnings per share have been calculated using earnings of (Pounds)244.7 million (1999: (Pounds)172.8 million, 1998:(Pounds)140.3 million) and weighted average shares in issue during the year of 834,280,801 shares (1999: 753,324,054 shares, 1998: 735,700,122 shares).

        Diluted earnings per share have been calculated using earnings of(Pounds)244.7 million (1999: (Pounds)172.8 million, 1998:(Pounds)140.3 million), as adjusted for income arising on the convertible loan note of(Pounds)0.9 million (1999:(Pounds)nil, 1998:(Pounds)nil). The weighted average shares used was 865,978,000 shares (1999: 768,691,993 shares, 1998: 746,939,733 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond.

         Basic and diluted earnings per ADR have been calculated using the same method as for earnings per share, multiplied by a factor of five. The 1998 figures have been restated following a change in the ratio of ordinary shares per ADR from 10 ordinary shares per ADR to five ordinary shares per ADR.

Notes to the consolidated cash flow statement

================================================================================
8 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

------------------------------------------------------------------------------------------------------------
                                       2000        2000        1999         1999         1998         1998
                                     Shares        Debt      Shares         Debt       Shares         Debt
                                  (Pounds)m   (Pounds)m   (Pounds)m    (Pounds)m    (Pounds)m    (Pounds)m
------------------------------------------------------------------------------------------------------------
Analysis of changes in
 financing
Beginning of year                    680.4       459.5       639.5         194.2       495.2         97.3
Shares issued in respect of
 acquisitions                         30.2           -           -             -       132.7            -
Other issues of share capital        109.6           -        40.9             -        12.2            -
Shares bought back
 and cancelled                           -           -           -             -        (0.6)           -
Increase in drawings on
bank loans                               -       126.6           -         258.0           -         97.3
Debt acquired                            -       194.9           -             -           -            -
Amortisation/(payment) of
financing costs included in
net debt                                 -          0.5          -           1.7           -         (1.2)
Exchange adjustments on
long-term borrowings                     -         13.1          -           5.6           -          0.8
------------------------------------------------------------------------------------------------------------
End of year                          820.2        794.6      680.4         459.5       639.5        194.2
============================================================================================================

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2000, the Company's share base was entirely composed of ordinary equity share capital and share premium of (pound)820.2 million (1999:
(pound)680.4 million, 1998: (pound)639.5 million), further details of which are disclosed on pages F-9, F-19 and F-20.

Debt

USA bond The Group has in issue US$200 million of 6.625% Notes due 2005 and US$100 million of 6.875% Notes due 2008.

Revolving Credit Facilities The Group's debt is also funded by a $500 million syndicated Revolving Credit Facility dated July 1998 and a $700 million facility dated August 2000. The $500 million facility is due to expire in July 2002 and the $700 million facility is due to expire in August 2001 although the Group has the ability to extend drawings under this facility until August 2003. The Group's syndicated borrowings drawn down under these agreements averaged $422 million during the year.

         Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

================================================================================
8 Sources of finance continued

Convertible Debt

In October 2000, with the purchase of Young & Rubicam Inc., the Group acquired $287.5 million of 3% Convertible Notes due 15 January 2005. At the option of the holder, the notes are convertible into shares of our common stock at a conversion price of $87.856 per ADR. The notes may be redeemed at WPP's option on or after 20 January 2003. Additionally, under certain circumstances, holders of the notes may have the right to require WPP to repurchase the notes. Interest on the notes is payable on 15 January and 15 July of each year, beginning on 15 July 2000. The notes are unsecured obligations of Y&R and are guaranteed by WPP.

         The following table is an analysis of net funds with debt analysed by year of repayment:

----------------------------------------------------------------------------------------------------------------------
                                                                  Change                        Change
                                                  2000            in year/1/   1999             in year         1998
                                             (Pounds)m          (Pounds)m    (Pounds)m        (Pounds)m      (Pounds)m
----------------------------------------------------------------------------------------------------------------------
Debt
Within one year                                      -              92.7         (92.7)         (92.7)             -
Between one and two years                            -                 -             -              -              -
Between two and five years                      (727.7)           (544.6)       (183.1)        (168.0)         (15.1)
Over five years - by instalments                 (66.9)            116.8        (183.7)          (4.6)        (179.1)
----------------------------------------------------------------------------------------------------------------------
Debt financing under the Credit
Facility Agreement and from
unsecured loan notes                            (794.6)           (335.1)       (459.5)        (263.5)        (194.2)
Short-term overdrafts - within one year         (297.6)           (242.0)        (55.6)          39.8          (95.4)
Cash at bank and in hand                       1,067.6             460.6         607.0          183.1          423.9
---------------------------------------------------------------------------------------------------------------------
Net (debt)/funds                                 (24.6)           (116.5)         91.9          (42.4)         134.3
=====================================================================================================================

/1/ Includes (Pounds)194.9 million of debt, (Pounds)117.1 million of short-term overdrafts and (Pounds)83.5 million of cash at bank acquired.

Analysis of fixed and floating rate debt by currency:
---------------------------------------------------------------------------
                                    Fixed       Floating     Period
Currency             (Pounds)m       rate/1/     basis      (months)/1/
---------------------------------------------------------------------------
US$                     624.92/2/   5.37%         n/a          42
US$                     148.0        n/a         LIBOR         n/a
(Pounds)                178.0        n/a         LIBOR         n/a
Euro                     71.6        n/a         LIBOR         n/a
Other                     3.7        n/a        various        n/a
----------------------------------------------------------------------------
                                 1,026.2
----------------------------------------------------------------------------
/1/ Weighted average.
/2/ Including drawings on working capital facility as described in note 18.

============================================================================

9 Reconciliation of operating profit to net cash inflow from operating activities

------------------------------------------------------------------------------------------------------------------------------------
                                                                         2000                 1999                 1998
                                                                    (Pounds)m            (Pounds)m            (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                      378.0               263.5               229.1
Depreciation, amortisation and impairment charge                       78.9                42.2                33.7
Decrease/(increase) in working capital and provisions                 164.8                41.9                (7.7)
Loss on sale of tangible fixed assets                                   1.3                 0.9                 0.9
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                             623.0               348.5               256.0
====================================================================================================================================

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

------------------------------------------------------------------------------------------------------------------------------------
                                                                             2000                1999                 1998
                                                                        (Pounds)m            (Pounds)m           (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Changes in working capital and provisions
(Increase)/decrease in stocks and work in progress                       (14.7)                (1.5)                0.2
(Increase)/decrease in debtors                                          (434.9)              (165.3)               23.9
Increase/(decrease) in creditors - short term                            537.8                155.4               (29.2)
                                 - long term                               1.7                 43.2                (7.9)
Increase in provisions                                                    74.9                 10.1                 5.3
------------------------------------------------------------------------------------------------------------------------------------
Decrease/(increase) in working capital
and provisions                                                           164.8                 41.9                (7.7)

--------------------------------------------------------------------------------
10 Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page F-7:

--------------------------------------------------------------------------------

                                                        2000             1999            1998
                                                   (Pounds)m        (Pounds)m       (Pounds)m
---------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
Interest and similar charges paid                     (74.8)           (42.0)           (36.8)
Interest received                                      17.9              9.3             10.6
Dividends paid to minorities                           (7.7)            (4.4)            (2.5)
---------------------------------------------------------------------------------------------
Net cash outflow                                      (64.6)           (37.1)           (28.7)
---------------------------------------------------------------------------------------------

Capital expenditure and financial investment
Purchase of tangible fixed assets (note 14)          (111.9)           (64.6)           (51.6)
Purchase of own shares by ESOP trust (note 15)        (94.1)           (17.9)           (33.3)
Proceeds from sale of tangible fixed assets             6.9              2.0              2.8
---------------------------------------------------------------------------------------------
Net cash outflow                                     (199.1)           (80.5)           (82.1)
---------------------------------------------------------------------------------------------

Acquisition payments
Cash consideration for acquisitions                  (206.5)          (242.2)          (111.8)
Less (overdraft)/cash acquired                        (33.6)            51.8              6.1
Net purchase of other investments                     (40.9)           (11.8)            (9.8)
---------------------------------------------------------------------------------------------
Net cash outflow                                     (281.0)          (202.2)          (115.5)
---------------------------------------------------------------------------------------------

Financing activities
Increase/(reduction) in drawings on bank loans        126.6            258.0            (81.4)
Share buy-backs                                           -                -            (21.3)
Financing costs                                           -                -             (2.3)
Proceeds from issue of shares                          78.0             12.0              4.3
Proceeds from issue of bond                               -                -            178.8
---------------------------------------------------------------------------------------------
Net cash inflow                                       204.6            270.0             78.1
---------------------------------------------------------------------------------------------

Long-term debt repayments are due as follows:
--------------------------------------------------------------------------------

                                                                            2000
                                                                       (Pounds)m
--------------------------------------------------------------------------------
2001                                                                           -
2002                                                                           -
2003                                                                       402.8
2004                                                                           -
2005                                                                       324.9
2006 and beyond                                                             66.9
--------------------------------------------------------------------------------

Notes to the consolidated balance sheet
--------------------------------------------------------------------------------

11 Major non-cash transactions

A certain proportion of the consideration for the acquisitions of subsidiary undertakings during the year comprised the issue of shares. Further details are given in note 25.

--------------------------------------------------------------------------------

12 Segment information

Assets by geographical area were as follows:
--------------------------------------------------------------------------------

                                                                                   Non-interest bearing
                                             Total assets employed                 assets/(liabilities)
                                ----------------------------------    ---------------------------------
                                    2000           1999       1998        2000        1999         1998
                                              Restated*  Restated*               Restated*    Restated*
                               (Pounds)m     (Pounds)m  (Pounds)m    (Pounds)m   (Pounds)m    (Pounds)m
-------------------------------------------------------------------------------------------------------
United Kingdom                     981.8          624.6      436.9       144.4       143.2         54.0
United States                    5,131.0          990.4      651.4     2,631.0      (296.0)      (331.9)
Continental Europe               1,454.5          714.7      621.2       296.9       144.4         95.6
Canada, Asia Pacific, Latin
America, Africa & Middle East    1,544.7          904.7      771.0       386.4       271.2        271.8
-------------------------------------------------------------------------------------------------------
                                 9,112.0        3,234.4     2,480.5    3,458.7       262.8         89.5
-------------------------------------------------------------------
Net interest bearing (debt)/funds                                        (24.6)       91.9        134.3
-------------------------------------------------------------------------------------------------------

Net assets
in the consolidated
balance sheet                                                          3,434.1       354.7        223.8
-------------------------------------------------------------------------------------------------------

Assets by operating sector were as follows:
--------------------------------------------------------------------------------

                                                                                   Non-interest bearing
                                             Total assets employed                 assets/(liabilities)
                                ----------------------------------    ---------------------------------
                                    2000           1999       1998        2000        1999         1998
                                              Restated*  Restated*               Restated*    Restated*
                               (Pounds)m     (Pounds)m  (Pounds)m     (Pounds)m  (Pounds)m    (Pounds)m
-------------------------------------------------------------------------------------------------------
Advertising and media
investment management            6,494.9        1,878.8    1,644.0     2,582.4      (231.3)      (111.2)
Information & consultancy          630.1          455.0      294.8       154.6       173.5         71.8
Public relations & public
affairs                            552.7          247.7      167.8       223.3       121.4         68.3
Branding & identity,
healthcare and specialist
communications                   1,434.3          652.9      373.9       498.4       199.2         60.6
-------------------------------------------------------------------------------------------------------
                                 9,112.0        3,234.4    2,480.5     3,458.7       262.8         89.5
------------------------------------------------------------------
Net interest bearing (debt)/funds                                        (24.6)       91.9        134.3
-------------------------------------------------------------------------------------------------------
Net assets
in the consolidated
balance sheet                                                          3,434.1       354.7        223.8

-------------------------------------------------------------------------------------------------------

Certain items, including the valuation of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

* The 1999 and 1998 balance sheets have been restated as a result of the implementation of FRS 19 in the Group's 2000 financial statements, increasing the deferred tax asset by (Pounds)28 million.

--------------------------------------------------------------------------------
13 Intangible fixed assets
--------------------------------------------------------------------------------

                                                      2000       1999       1998
                                                 (Pounds)m  (Pounds)m  (Pounds)m
--------------------------------------------------------------------------------
Corporate brand names                                950.0      350.0      350.0
--------------------------------------------------------------------------------

Brought forward corporate brand names represent J. Walter Thompson, Hill and Knowlton and Ogilvy & Mather Worldwide. The Group has capitalised an additional (Pounds)600 million for the corporate brand names from the Young & Rubicam Group, which was acquired during the year. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible fixed assets as stated on page F-4.

--------------------------------------------------------------------------------
13 Intangible fixed assets continued
--------------------------------------------------------------------------------

Goodwill                                                              (Pounds)m
-------------------------------------------------------------------------------
1 January 1999                                                            158.0
Additions                                                                 252.3
31 December 1999                                                          410.3
Additions                                                               3,102.1
Amortisation                                                               (6.6)
Impairment                                                                 (8.5)
--------------------------------------------------------------------------------
31 December 2000                                                        3,497.3
--------------------------------------------------------------------------------

Additions represent goodwill arising on the acquisition of subsidiary undertakings. This includes (Pounds)2,818.5 million arising from the acquisition of Young & Rubicam Inc., which was completed on 4 October 2000. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15. Gross goodwill of (Pounds)131.0 million is subject to amortisation.

================================================================================
14 Tangible fixed assets

The movements in 2000 and 1999 were as follows:

----------------------------------------------------------------------------------------------
                               Land and buildings
                             -----------------------
                                                        Fixtures,
                                                         fittings
                                               Short          and     Computer
                             Freehold/1/   leasehold    equipment    equipment        Total
Cost:                       (Pounds)m      (Pounds)m    (Pounds)m    (Pounds)m    (Pounds)m
----------------------------------------------------------------------------------------------
1 January 1999                 11.6            124.9         98.3       131.6        366.4
Additions                       0.3             13.0         15.3        36.0         64.6
New acquisitions                0.4              5.0          7.7         5.3         18.4
Disposals                         -             (2.8)        (3.0)       (7.7)       (13.5)
Exchange adjustments            0.1              1.5          0.6        (1.0)         1.2

31 December 1999               12.4            141.6        118.9       164.2        437.1
Additions                       1.0             31.2         22.4        57.3        111.9
New acquisitions               57.8             66.2        111.4       104.0        339.4
Disposals                      (0.6)            (6.0)        (9.0)      (10.2)       (25.8)
Exchange adjustments           (0.3)             6.8          3.6         4.3         14.4
----------------------------------------------------------------------------------------------
31 December 2000               70.3            239.8        247.3       319.6        877.0
==============================================================================================

Depreciation:
1 January 1999                  2.8             50.9         61.9        84.1        199.7
New acquisitions                0.1              2.2          3.5         2.4          8.2
Charge                          0.3              8.7         11.8        21.4         42.2
Disposals                         -             (1.9)        (2.0)       (6.7)       (10.6)
Exchange adjustments            0.1              1.0          0.4        (0.6)         0.9
----------------------------------------------------------------------------------------------
31 December 1999                3.3             60.9         75.6       100.6        240.4
New acquisitions               15.5             29.9         74.3        69.9        189.6
Charge                          0.7             13.5         10.0        39.6         63.8
Disposals                      (0.5)            (1.8)        (5.2)      (10.1)       (17.6)
Exchange adjustments           (0.3)             3.9          3.1         3.9         10.6
----------------------------------------------------------------------------------------------
31 December 2000               18.7            106.4        157.8       203.9        486.8
==============================================================================================

Net book value:
31 December 2000               51.6            133.4         89.5       115.7        390.2
----------------------------------------------------------------------------------------------
31 December 1999                9.1             80.7         43.3        63.6        196.7
----------------------------------------------------------------------------------------------
1 January 1999                  8.8             74.0         36.4        47.5        166.7
==============================================================================================

/1/Includes land of(Pounds)18.3 million.

Leased assets (other than leasehold property) included above have a net book value of (Pounds)3.6 million (1999: (Pounds)3.1 million, 1998: (Pounds)2.3 million).

At the end of the year, capital commitments contracted, but not provided for were:

-----------------------------------------------------------------------
                                            2000       1999       1998
                                       (Pounds)m  (Pounds)m  (Pounds)m
-----------------------------------------------------------------------
 Capital commitments                        12.6        1.4        0.6
=======================================================================

Notes to the consolidated balance sheet continued
================================================================================
15 Fixed asset investments

The following are included in the net book value of fixed asset investments:

-----------------------------------------------------------------------------------------------------------
                                                           Goodwill on
                                              Associate      associate                   Other
                                                 under-         under-         Own     invest-
                                                takings        takings      shares       ments      Total
                                              (Pounds)m      (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------
1 January 1999                                    86.4           90.6        58.1        33.1      268.2
Additions                                          2.6              -        17.9        19.2       39.7
Goodwill arising on acquisition
of new associates                                    -           40.5           -           -       40.5
Share of profits after tax of
associate undertakings                            19.2              -           -           -       19.2
Dividends and other movements                     (6.3)             -           -        (1.5)      (7.8)
Exchange adjustments                               7.6              -           -           -        7.6
Disposals                                         (2.3)             -        (4.7)       (3.5)     (10.5)
-----------------------------------------------------------------------------------------------------------
31 December 1999                                 107.2          131.1        71.3        47.3      356.9
Additions                                         50.6              -        94.1        42.3      187.0
Goodwill arising on acquisition
of new associates                                    -            5.1           -           -        5.1
Share of profits after tax of
associate undertakings                            22.1              -           -           -       22.1
Dividends                                         (7.4)             -           -           -       (7.4)
Other movements                                   (2.0)           5.8           -        (5.8)      (2.0)
Exchange adjustments                              (4.7)             -           -           -       (4.7)
Disposals                                            -              -        (5.2)       (0.3)      (5.5)
-----------------------------------------------------------------------------------------------------------
31 December 2000                                 165.8          142.0       160.2        83.5      551.5
===========================================================================================================

The Group's principal associate undertakings include:

-----------------------------------------------------------------------------------------
                                                                             Country of
                                                       % controlled       incorporation
-----------------------------------------------------------------------------------------
Asatsu-DK                                                     20.0                Japan
Batey Ads (Pte) Limited                                       32.4            Singapore
Brierley & Partners                                           20.0                  USA
Chime Communications PLC                                      24.9       United Kingdom
DYR Tokyo Agency1                                             49.0                Japan
High Co S.A.                                                  30.0               France
IBOPE Group                                                   31.0               Brazil
Singleton, Ogilvy & Mather (Holdings) Pty Limited             40.7            Australia
=========================================================================================

/1/acquired in 2000

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

         The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2000 was 36,208,185, (1999: 27,888,766, 1998:
25,532,484) and (Pounds)315.7 million (1999: (Pounds)273.6 million,
1998: (Pounds)93.4 million) respectively.

         The market value of the Group's shares in its principal listed associate undertakings at 31 December 2000 was as follows: Asatsu-DK - (Pounds)166.0 million, Chime Communications PLC - (Pounds)76.5 million, High Co S.A. - (Pounds)19.8 million. The Group's investments in its principal associate undertakings are represented by ordinary shares.

         Other investments include a UK listed investment of (Pounds)24.3 million (1999: (Pounds)24.3 million, 1998: (Pounds)19.9 million). This represents an interest of 17.5% (1999: 18.1%, 1998: 17.9%) in the ordinary share capital of Tempus Group PLC, Europe's second-largest independent media investment manager.

================================================================================
16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:

--------------------------------------------------------------------------------
                                                  2000        1999        1998
                                             (Pounds)m   (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------
Work in progress                                 238.2       110.4      104.5
Stocks                                             2.9         3.1        2.8
--------------------------------------------------------------------------------
                                                 241.1       113.5      107.3
================================================================================

================================================================================
17 Debtors

The following are included in debtors:

--------------------------------------------------------------------------------
                                                     2000       1999       1998
                                                            Restated*  Restated*
                                                (Pounds)m  (Pounds)m  (Pounds)m
--------------------------------------------------------------------------------
Amounts falling due within one year
Trade debtors outside working capital facility    1,699.4     770.0      678.9
VAT and sales taxes recoverable                      20.9      13.5        4.0
Corporate income taxes recoverable                   13.2       8.7        9.9
Deferred tax                                         57.4      28.0       28.0
Other debtors                                       229.6     143.4      126.5
Prepayments and accrued income                      121.4      64.3       46.8
--------------------------------------------------------------------------------

                                                  2,141.9   1,027.9      894.1
================================================================================

Amounts falling due after more than one year
Other debtors                                        31.2      34.7       20.5
Prepayments and accrued income                        7.9       5.8        6.5
--------------------------------------------------------------------------------
                                                     39.1      40.5       27.0
--------------------------------------------------------------------------------
                                                  2,181.0   1,068.4      921.1
================================================================================

Movements on bad debt provisions were as follows:

--------------------------------------------------------------------------------
                                                    2000       1999       1998
                                               (Pounds)m  (Pounds)m  (Pounds)m
--------------------------------------------------------------------------------
Balance at beginning of year                       16.6       16.5       15.6
Charged/(credited):
To costs and expenses                              16.5        4.0        4.6
Exchange adjustments                                0.8       (0.1)      (0.4)
Other                                             (10.5)      (3.8)      (3.3)
--------------------------------------------------------------------------------
Balance at end of year                             23.4       16.6       16.5
================================================================================

The allowance for doubtful debts is equivalent to 1.2% (1999: 1.8%, 1998: 2.1%) of gross trade accounts receivable.

Deferred taxation

-------------------------------------------------------------------------------
                                                    2000      1999       1998
                                                          Restated*  Restated*
                                               (Pounds)m (Pounds)m  (Pounds)m
--------------------------------------------------------------------------------
Deferred tax assets:
  Unutilised tax losses                            12.0        7.0       11.3
  Deferred compensation                            67.5       46.4       29.0
  Acquisition related provisions                   20.0          -          -
  Other                                             7.1        8.1        7.6
-----------------------------------------------------------------------------
                                                  106.6       61.5       47.9
Less:
  Provision against                               (14.3)      (4.1)         -
  deferred tax assets

Deferred tax liabilities:
  Accelerated capital allowances                   (3.8)       (3.7)     (4.1)
  Interest receivable                             (19.6)      (17.2)    (15.8)
  Other                                           (11.5)       (8.5)        -
-----------------------------------------------------------------------------
  Temporary timing differences                    (34.9)      (29.4)    (19.9)
-----------------------------------------------------------------------------
                                                   57.4        28.0      28.0
==============================================================================

Unutilised tax losses include tax losses arising in the US. These losses do not expire for more than 10 years. The life of losses carried forward in other international jurisdictions varies according to local tax laws. Deferred tax liabilities and assets attributable to different tax jurisdictions have not been offset.

     A deferred tax asset of (Pounds)77 million has not been recognised on losses available to carry forward across the Group. These will be offsettable only against taxable profits generated in the entities concerned, and currently there is insufficient evidence that any asset would be recoverable.

*The 1999 and 1998 balance sheets have been restated as a result of the implementation of FRS 19 in the Group's 2000 financial statements. The impact of this restatement is to increase debtors falling due within one year by (Pounds)28.0 million in 1998 and 1999. There was no impact on the tax charge in 1998 or 1999 as a result of this restatement.

Notes to the consolidated balance sheet continued
===============================================================================
18 Debtors within working capital facility

The following are included in debtors within the Group's working capital facilities:

-------------------------------------------------------------------------------
                                                       2000      1999      1998
                                                  (Pounds)m (Pounds)m (Pounds)m
-------------------------------------------------------------------------------
Gross debts                                           464.9     345.7     294.5
Non-returnable proceeds                              (231.6)   (214.1)   (209.2)
-------------------------------------------------------------------------------
                                                      233.3     131.6      85.3
===============================================================================

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

===============================================================================
19 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

-------------------------------------------------------------------------------
                                                       2000      1999      1998
                                                  (Pounds)m (Pounds)m (Pounds)m
-------------------------------------------------------------------------------
Bank loans and overdrafts (note 8)                    297.6     148.3      95.4
Trade creditors                                     2,574.9   1,315.0   1,102.4
Corporate income taxes payable                         42.4      34.6      50.0
Other taxation and social security                    122.5      68.9      52.0
Dividends proposed                                     28.5      16.2      13.4
Payments due to vendors                                94.1      41.2      14.3
Other creditors and accruals                          824.8     398.0     338.7
Deferred income                                       267.6     125.8     111.1
-------------------------------------------------------------------------------
                                                    4,252.4   2,148.0   1,777.3
===============================================================================

Bank loans and overdrafts include overdrafts of (Pounds)297.6 million (1999:(Pounds)55.6 million, 1998: (Pounds)95.4 million).

===============================================================================
20 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

-------------------------------------------------------------------------------
                                                       2000      1999      1998
                                                  (Pounds)m (Pounds)m (Pounds)m
-------------------------------------------------------------------------------
Corporate bond, convertible loan note and
 bank loans (note 8)                                  794.6     366.8     194.2
Corporate income taxes payable                        212.5     122.9      91.3
Payments due to vendors                               208.2     131.2      83.6
Other creditors and accruals                           64.3      31.6      32.4
-------------------------------------------------------------------------------
                                                    1,279.6     652.5     401.5
===============================================================================

===============================================================================
21 Provisions for liabilities, charges and contingent liabilities

The movement in the year on provisions comprises:

-------------------------------------------------------------------------------
                                         Pensions
                                        and other     Long-
                                            post-      term
                                       retirement incentive
                                         benefits     plans     Other     Total
                                        (Pounds)m (Pounds)m (Pounds)m (Pounds)m
-------------------------------------------------------------------------------
1 January 1999                               42.7      21.8      13.4      77.9
-------------------------------------------------------------------------------
Charged to the profit and loss account        4.1      15.2       2.5      21.8
New acquisitions                                -         -       0.8       0.8
Utilised                                     (3.2)    (14.4)     (1.8)    (19.4)
Transfers                                     0.4         -      (0.3)      0.1
Exchange adjustments                         (2.1)        -       0.1      (2.0)
-------------------------------------------------------------------------------
31 December 1999                             41.9      22.6      14.7      79.2
===============================================================================
Charged to the profit and loss account        5.1      17.5       1.2      23.8
New acquisitions                             25.3         -      27.6      52.9
Utilised                                     (2.8)     (9.3)     (4.1)    (16.2)
Transfers                                     0.2         -       2.1       2.3
Exchange adjustments                          0.7       1.4       1.8       3.9
-------------------------------------------------------------------------------

31 December 2000                             70.4      32.2      43.3     145.9
===============================================================================

During the year (Pounds)7.9 million of excess provisions relating to prior year acquisitions were released to the profit and loss account.

Long-term incentive plans

Long-term incentive plans are operated by certain of the Group's subsidiaries, the provision representing accrued compensation to 31 December 2000 that may become payable after more than one year.

Other provisions

Other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain contingent liabilities where the likelihood of settlement is considered probable.

Contingent liabilities

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

Notes to the consolidated balance sheet continued
================================================================================

21  Provisions for liabilities, charges and contingent liabilities continued

Pension provisions and pension arrangements

Companies within the Group operate a large number of both defined benefit and defined contribution pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned.

The Group's pension costs are analysed as follows:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    2000        1999        1998
                                                                                   (pounds)m   (pounds)m   (pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Defined contribution schemes                                                        25.3        21.4        14.7
Defined benefit schemes                                                             10.7         6.4         5.9
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    36.0        27.8        20.6
-----------------------------------------------------------------------------------------------------------------------------------

Defined benefit schemes

Defined benefit schemes exist in many countries. However, the principal schemes are operated in the US, UK and Japan. Pension costs for these schemes are assessed in accordance with actuarial advice/+/. Valuations of the principal schemes have generally been carried out as at 31 December 2000. The following table discloses the method and assumptions used to derive the pensions charge for the principal schemes:
-----------------------------------------------------------------------------------------------------------------------------------


                                                                         Main actuarial assumptions
                                                                   -------------------------------------
                                        Market
                            2000     valuation       Valuation    Investment    Salary   Pension Dividend      Spreading    Funding
                    Pension cost  of assets/1/          method        return  increase  increase   growth         method      ratio
                         (pounds)m   (pounds)m                          % pa      % pa      % pa    % pa                          %
-----------------------------------------------------------------------------------------------------------------------------------
 US Schemes
 O&M Account
 Balance Plan                4.1          51.6  projected unit         7.5        5.50       nil     n/a   straight line       97%
 Ogilvy PR                   0.8           4.0  projected unit         8.0        5.25       nil     n/a   straight line       83%
 Y&R Pension Plan            0.1          91.4  projected unit        8.25        7.57       nil     n/a   straight line      102%
-----------------------------------------------------------------------------------------------------------------------------------

 UK Schemes
 O&M Pension Plan            0.9          74.8    Attained Age         9.50       6.00       5.0    5.00  Fixed % of pay       97%
 JWT Pension Scheme          0.7          45.0    Attained Age  6(pre)/5.25(post) 4.00       3.0     n/a  Fixed % of pay       93%
 JWT Directors' Scheme       0.3          28.6    Attained Age  6(pre)/5.25(post) 0.00       3.0     n/a  Fixed % of pay       90%
-----------------------------------------------------------------------------------------------------------------------------------
 Japan Schemes
 JWT Employee
 Retirement Plan             2.3           0.8  projected unit         3.00       2.00       nil     n/a   straight line       11%
-----------------------------------------------------------------------------------------------------------------------------------


/+/ From an independent qualified actuary.

/1/ All schemes allow for the market value of assets for funding and accounting purposes, except for the UK O&M Pension Plan, which allows for an actuarial value of assets of (pound)46.2 million.

-------------------------------------------------------------------------------

22 Fair value of financial instruments

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or (payable) if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

-------------------------------------------------------------------------------
                                31 March 2001 31 December 2000 31 December 1999
                                ------------- ---------------- ----------------
                                        Swaps            Swaps            Swaps
                                      (pounds)m         (pounds)m      (pounds)m
-------------------------------------------------------------------------------
Fair value                               (3.8)            (0.5)             3.7
Book value                                nil              nil              nil
===============================================================================

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2000 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

     The Group has used the methods and assumptions detailed below to estimate the fair values of the Group's financial instruments.

     Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) - considered to approximate to fair value because of the short maturity of such instruments.

     The fair value of our US$300 million bonds and US$287.5 million convertible debt at 31 December 2000 was (Pounds)394.0 million. This is calculated by reference to market prices at 31 December 2000. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

Notes to consolidated balance sheet continued
===============================================================================
23 Authorised and issued share capital

-----------------------------------------------------------------------------------------
                                     2000      2000     1999      1999     1998      1998
                                   Number             Number             Number
                                        m (Pounds)m         m (Pounds)m        m (Pounds)m
-----------------------------------------------------------------------------------------
Authorised:
Equity ordinary shares of
   10p each                         1,750     175.0    1,250     125.0    1,250     125.0
-----------------------------------------------------------------------------------------
Issued:
Equity ordinary shares of
   10p each                       1,111.9     111.2    774.5      77.5    766.5      76.6
-----------------------------------------------------------------------------------------

Movements in each year are shown in note 24.

Share options

As at 31 December 2000, unexercised options over ordinary shares of 20,342,000 and unexercised options over ADRs of 16,373,106 have been granted under the WPP Executive Share Option Scheme as follows:

-------------------------------------------------------------------------------
         Number of ordinary         Exercise price
         shares under option        per share(Pounds)            Exercise dates
-------------------------------------------------------------------------------
                      39,879                   1.330                1996 - 2001
                      91,474                   0.560                1997 - 2002
                      90,052                   0.295                1995 - 2002
                     161,183                   1.020                1996 - 2003
                      19,194                   1.150                1997 - 2004
                   1,503,799                   1.190                1997 - 2004
                     834,181                   1.080                1998 - 2005
                   3,088,265                   1.540                1998 - 2005
                     918,723                   2.140                1999 - 2006
                   3,630,607                   2.335                1999 - 2006
                      12,074                   2.535                2000 - 2007
                   3,478,770                   2.835                2000 - 2007
                      30,132                   3.030                2001 - 2008
                   4,333,770                   2.930                2001 - 2008
                      47,450                   3.270                2001 - 2008
                     419,811                   5.185                2002 - 2009
                     766,479                   5.700                2002 - 2009
                      94,691                  10.770                2003 - 2010
                     781,466                   9.010                2003 - 2010
-------------------------------------------------------------------------------

===============================================================================
23 Authorised and issued share capital continued

-------------------------------------------------------------------------------
              Number of ADRs          Exercise price
                under option              per adr ($)            Exercise dates
-------------------------------------------------------------------------------
                   2,241,707                   2.300                2000 - 2006
                   1,708,927                   9.200                2000 - 2006
                     243,173                   9.200                2000 - 2007
                   4,062,843                  14.750                2000 - 2007
                      34,504                  14.750                2000 - 2008
                      42,397                  17.150                2000 - 2008
                     125,250                  17.950                2000 - 2008
                      33,400                  29.950                2000 - 2008
                     125,250                  34.000                2000 - 2008
                     470,426                  34.050                2000 - 2008
                      16,700                  34.150                2000 - 2008
                      76,820                  35.650                2000 - 2008
                     146,125                  37.150                2000 - 2008
                   1,714,551                  44.600                2000 - 2009
                       8,350                  45.800                2000 - 2009
                     477,228                  46.475                2002 - 2009
                      78,885                  46.550                2000 - 2009
                       8,350                  47.700                2000 - 2009
                      16,700                  48.200                2000 - 2010
                      16,700                  48.500                2000 - 2009
                     104,375                  48.800                2000 - 2009
                       4,175                  50.300                2000 - 2010
                   1,155,546                  51.050                2001 - 2010
                   1,155,546                  51.050                2002 - 2010
                   1,155,546                  51.050                2003 - 2010
                       8,350                  51.350                2000 - 2009
                      16,700                  51.850                2000 - 2009
                      35,070                  53.450                2000 - 2009
                     253,005                  54.050                2000 - 2009
                       2,088                  54.800                2000 - 2009
                       4,175                  54.850                2000 - 2009
                       8,350                  55.300                2000 - 2009
                      75,150                  56.300                2000 - 2009
                       4,886                  56.300                2000 - 2010
                      12,525                  57.200                2000 - 2009
                       2,227                  59.650                2001 - 2010
                       2,227                  59.650                2002 - 2010
                       2,227                  59.650                2003 - 2010
                       6,976                  60.000                2003 - 2010
                       1,392                  60.350                2001 - 2010
                       1,392                  60.350                2002 - 2010
                       1,392                  60.350                2003 - 2010
                       6,263                  60.500                2000 - 2010
                       4,830                  62.110                2005 - 2010
                     106,694                  62.110                2003 - 2010
                     402,505                  63.263                2003 - 2010
                       2,227                  63.450                2001 - 2010
                       2,227                  63.450                2002 - 2010
                       2,227                  63.450                2003 - 2010
                       6,958                  63.700                2001 - 2010
                       6,958                  63.700                2002 - 2010
                       6,958                  63.700                2003 - 2010
                       1,948                  63.750                2001 - 2010
                       1,948                  63.750                2002 - 2010
                       1,948                  63.750                2003 - 2010
                      33,400                  64.350                2000 - 2010
                       2,783                  64.600                2001 - 2010
                       2,783                  64.600                2002 - 2010
                       2,783                  64.600                2003 - 2010
                       1,391                  65.100                2001 - 2010
                       1,391                  65.100                2002 - 2010
                       1,391                  65.100                2003 - 2010
                       7,120                  66.700                2001 - 2010
                       7,120                  66.700                2002 - 2010
                       7,120                  66.700                2003 - 2010
                       2,227                  67.050                2001 - 2010
                       2,227                  67.050                2002 - 2010
                       2,227                  67.050                2003 - 2010
                       2,783                  68.500                2001 - 2010
                       2,783                  68.500                2002 - 2010
                       2,783                  68.500                2003 - 2010
                      15,865                  71.800                2000 - 2010
                       1,058                  72.600                2001 - 2010
                       1,058                  72.600                2002 - 2010
                       1,058                  72.600                2003 - 2010
                      41,428                  84.485                2003 - 2010
                      15,030                  84.750                2000 - 2010
===============================================================================

Notes to the consolidated balance sheet continued
===============================================================================
23 Authorised and issued share capital continued

As at 31 December 2000, unexercised options totalling 4,634,490 have been granted under the WPP Worldwide Share Ownership Program as follows:

-------------------------------------------------------------------------------
                 Number of ordinary           Exercise price
                shares under option        per share (Pounds)    Exercise dates
-------------------------------------------------------------------------------
WPP Worldwide Share Ownership Programme
-------------------------------------------------------------------------------
                            266,325                    2.695        2000 - 2007
                          1,762,075                    3.030        2001 - 2008
                          1,394,225                    5.315        2002 - 2009
                          1,211,865                    7.790        2003 - 2010
===============================================================================

Further grants were made on 19 March 2001 of 1,024 options on ordinary shares at (Pounds)8.11 exercisable between 2005 and 2011; 2,560 options on ordinary shares at (Pounds)8.11 exercisable between 2004 and 2005; 133,877 options on ordinary shares at (Pounds)8.11 exercisable between 2004 and 2011; 69,805 options on ADRs at $58.2375 exercisable between 2004 and 2011.

The aggregate status of the WPP Share Option Schemes during 2000 was as follows:

-------------------------------------------------------------------------------
Movement on options granted (represented in ordinary shares)
-------------------------------------------------------------------------------
                                Granted as
                             consideration
       1 January                   for the                          31 December
            2000    Granted    acquisition   Exercised     Lapsed          2000
          number     number         of Y&R      number     number        number
-------------------------------------------------------------------------------
WPP   32,940,834  6,419,489              -   6,196,125  2,989,401    30,174,797
Y&R            -          -    105,229,764  28,562,541          -    76,667,223
-------------------------------------------------------------------------------
      32,940,834  6,419,489    105,229,764  34,758,666  2,989,401   106,842,020
===============================================================================

--------------------------------------------------------------------------------
Options outstanding over ordinary shares
--------------------------------------------------------------------------------
        Range of              Weighted average          Weighted average
 exercise prices                exercise price          contractual life
         (pound)                       (pound)                    Months
--------------------------------------------------------------------------------
    0.2950-10.77                          3.15                     79.51
--------------------------------------------------------------------------------
Options outstanding over ADRs
--------------------------------------------------------------------------------
        Range of              Weighted average          Weighted average
 exercise prices                exercise price          contractual life
               $                             $                    Months
--------------------------------------------------------------------------------
      2.30-84.75                         28.94                     91.79
--------------------------------------------------------------------------------
The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:
--------------------------------------------------------------------------------
                                                   2000    1999     1998
--------------------------------------------------------------------------------
Fair value of UK options (shares)                286.1p  134.0p    71.5p
Fair value of US options (ADRs)               $   16.18       -        -
Weighted average assumptions:
     UK Risk-free interest rate                   6.02%   5.23%    5.84%
     US Risk-free interest rate                   5.94%       -        -
     Expected life (months)                          36      36       36
     Expected volatility                            40%     28%      25%
     Dividend yield                                0.6%    0.6%     0.6%
--------------------------------------------------------------------------------
Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the awards made under the Leadership Equity Acquisition Program (`LEAP') in the year, calculated using the Black-Scholes model, were as follows:
--------------------------------------------------------------------------------
                                                           2000     1999
--------------------------------------------------------------------------------
Fair value                                               299.9p   233.8p
Weighted average assumptions:
     Risk-free interest rate                              5.80%    5.23%
     Expected life (months)                                  48       60
     Expected volatility                                    40%      28%
     Dividend yield                                        0.6%     0.6%

--------------------------------------------------------------------------------
LEAP awards were made at an exercise price equal to market value on the date of grant.

24 Shareowner's funds

Other reserves at 31 December 2000 comprise: currency translation deficit(Pounds)257.5 million (1999:(Pounds)124.5 million, 1998 (Pounds)93.3 million), capital redemption reserve(Pounds)1.3 million (1999:(Pounds)1.3 million, 1998:(Pounds)1.3 million) and goodwill write-off reserve (Pounds)nil (1999:(Pounds)nil, 1998:(Pounds)1,160.4 million).

===============================================================================
25 Acquisition of Young & Rubicam, Inc.

On 4 October 2000 the Company finalised its acquisition of Young & Rubicam Inc. As a result the value of the consideration which was satisfied entirely by the issue of new WPP ordinary shares or WPP American Depositary Shares has been calculated by reference to the opening WPP share price on 4 October 2000 of (Pounds)7.99.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group:

--------------------------------------------------------------------------------------------------------
                                                  Book         Account-     Fair value              Fair
                                              value at       ing policy        adjust-             value
                                           acquisition       alignments/1/       ments/2/       to Group
                                             (Pounds)m        (Pounds)m      (Pounds)m         (Pounds)m
--------------------------------------------------------------------------------------------------------
Goodwill and intangible fixed assets              34.5             (8.6)         597.8/(i)/        623.7
Tangible fixed assets                            128.6             (5.1)          14.4/(ii)/       137.9
Investments                                      102.8                -          (54.1)/(iii)/      48.7
Current assets                                 1,113.5                -         (164.8)/(iv)/      948.7
--------------------------------------------------------------------------------------------------------
Total assets                                   1,379.4            (13.7)         393.3           1,759.0
--------------------------------------------------------------------------------------------------------
Payments due to vendors within one year              -            (15.0)             -             (15.0)
Other creditors due within one year           (1,104.3)               -          (51.7)/(v)/    (1,156.0)
Payments due to vendors after one year               -            (53.0)             -             (53.0)
Other creditors due after one year              (281.5)               -              -            (281.5)
Provision for reorganisation
 and restructuring/3/                            (23.9)               -              -             (23.9)
Other provisions                                 (39.9)               -          (19.6)/(vi)/      (59.5)
--------------------------------------------------------------------------------------------------------
Total liabilities                             (1,449.6)           (68.0)         (71.3)         (1,588.9)
--------------------------------------------------------------------------------------------------------
Net assets                                       (70.2)           (81.7)         322.0             170.1
========================================================================================================

Notes to the consolidated balance sheet continued
===============================================================================
25 Acquisition of Young & Rubicam, Inc. continued

--------------------------------------------------------------------------------------------------------
                                                  Book         Account-     Fair value              Fair
                                              value at       ing policy        adjust-             value
                                           acquisition       alignments/1/       ments/2/       to Group
                                             (Pounds)m        (Pounds)m      (Pounds)m         (Pounds)m
--------------------------------------------------------------------------------------------------------

Minority interest                                                                                   (9.7)
Goodwill                                                                                         2,818.5
--------------------------------------------------------------------------------------------------------
Consideration                                                                                    2,978.9
--------------------------------------------------------------------------------------------------------
Consideration satisfied by:
Shares issued                                                                                    2,412.1
Shares to be issued                                                                                547.3
Capitalised acquisition costs                                                                       19.5
--------------------------------------------------------------------------------------------------------
                                                                                                 2,978.9
========================================================================================================

Notes
The table above sets out the details of the merger with Young & Rubicam Inc., which was completed on 4 October 2000 and has been accounted for as an acquisition.

1     Accounting policy alignments

      These comprise adjustments to bring the assets and liabilities of Young & Rubicam Inc. into compliance with WPP Group plc's UK GAAP accounting practices and policies. These adjustments include recognition of contingent consideration due to vendors based upon the directors' best estimate of payments likely to be made as at the date of acquisition.

2     Fair value adjustments

      These comprise adjustments to bring the book value of the assets and liabilities of Young & Rubicam Inc. to fair value:
(i)   Recognition of the corporate brand name of Young & Rubicam Inc.
(ii) Revaluation of freehold interest in Young & Rubicam's New York offices at 285 Madison Avenue to fair value and write down of certain other tangible fixed assets, primarily computer equipment, to fair value.
(iii) Revaluation of internet investments to fair value.
(iv)  Restatement of deferred tax assets.
(v) Recognition of accrual for social taxes payable on share options and accruals for the costs of legal cases existing at the date of acquisition.
(vi) Provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

3     Provision for reorganisation and restructuring

      Accruals for severance payments arising from change in control clauses in employee contracts, triggered as a result of the acquisition by WPP Group plc.

Net cash outflows in respect of the acquisition of Young & Rubicam Inc.
comprised:

-------------------------------------------------------------------------------
                                                                      (Pounds)m
-------------------------------------------------------------------------------
Cash at bank and in hand acquired                                          78.2
Bank overdrafts acquired                                                  (99.7)
Share issue and acquisition costs                                         (24.6)
-------------------------------------------------------------------------------
                                                                          (46.1)
===============================================================================

Young & Rubicam Inc. contributed (pound)203.4 million to the Group's net operating cash flows, paid (pound)3.3 million in respect of net returns on investment and servicing of finance, paid (pound)7.2 million in respect of taxation and utilised (pound)21.9 million for capital expenditure.

The summarised profit and loss accounts and statements of total recognised gains and losses of Young & Rubicam Inc. for the period from 1 January 2000 to 4 October 2000 and the year ended 31 December 1999 are summarised below. These amounts are shown in US Dollars, on the basis of the accounting policies of Young & Rubicam Inc. prior to the acquisition. The post acquisition contribution of Young & Rubicam Inc. is shown on the face of the group's profit and loss account on page F-6.

================================================================================
25 Acquisition of Young & Rubicam, Inc. continued
--------------------------------------------------------------------------------
Young & Rubicam Inc.
Profit and loss account-                         Period ended     Year ended
period ended 4 October 2000                     4 October 2000  31 December 1999
                                                      $USm          $USm
--------------------------------------------------------------------------------
Turnover                                            6,208.1        8,530.9
Cost of sales                                      (4,796.1)      (6,813.7)
--------------------------------------------------------------------------------
Gross profit                                        1,412.0        1,717.2
Other operating expenses (net)                     (1,276.2)      (1,509.1)
--------------------------------------------------------------------------------
Operating profit                                      135.8          208.1
Exceptional items:
   Merger costs                                       (66.0)             -
   Other income/1/                                     12.2           85.0
Finance charges (net)                                 (13.9)         (14.8)
--------------------------------------------------------------------------------
Profit on ordinary activities before taxation          68.1          278.3
Tax on profit on ordinary activities                  (47.3)        (111.3)
--------------------------------------------------------------------------------
Profit on ordinary activities after taxation           20.8          167.0
Equity income/2/                                        3.0            4.5
--------------------------------------------------------------------------------
Minority interests                                     (2.2)          (4.4)
--------------------------------------------------------------------------------
Profit for the financial period                        21.6          167.1
--------------------------------------------------------------------------------
Statement of comprehensive income                      $USm           $USm
--------------------------------------------------------------------------------
Profit for the financial period                        21.6          167.1
Unrealised (deficit)/surplus on
revaluation
of equity securities                                 (177.0)         145.0
Loss on foreign currency translation                  (22.7)         (22.3)
-------------------------------------------------------------------------------
Minimum pension liability                                 -            0.4
-------------------------------------------------------------------------------
Total recognised gains and losses
relating to the period                               (178.1)         290.2
===============================================================================

/1/Other income in the period ended 4 October 2000 includes the gain on sale of certain assets and rights known as Y&R Teamspace to eMotion Inc. and other net gains from investing activities, including additional consideration received as a result of achieving revenue and operating profit performance targets of the Brand Dialogue assets contributed to Luminant Worldwide corporation in 1999. Other income in 1999 includes the net pre-tax gain on the sale of certain assets of Brand Dialogue operations in exchange for an ownership interest in Luminant and additional consideration received as a result of achieving revenue and operating profit performance targets of the Brand Dialogue contributed assets. /2/Equity income has been presented below profit on ordinary activities after taxation in accordance with US GAAP.

Other acquisitions

The Group undertook a number of other acquisitions in the year. Goodwill arising on these acquisitions was calculated as follows:

-------------------------------------------------------------------------------
                                            Fair
                                           value             Cost of
                                  Book   adjust-      Fair  acquisi-
                                 value     ments     value      tion   Goodwill
                             (Pounds)m (Pounds)m (Pounds)m (Pounds)m  (Pounds)m
-------------------------------------------------------------------------------
Sifo Research & Consulting      (10.6)     (2.8)    (13.4)      30.9       44.3
Other                            11.9     (28.3)    (16.4)     212.9      229.3
-------------------------------------------------------------------------------
                                  1.3     (31.1)    (29.8)     243.8      273.6
===============================================================================

Goodwill above of (Pounds)273.6 million includes (Pounds)268.5 million in respect of the acquisition of subsidiary undertakings and (Pounds)5.1 million in respect of associate undertakings. Included in these amounts are (Pounds)141.6 million of cash paid and (Pounds)102.2 million of additional future anticipated payments to vendors, based on the directors' best estimates of future obligations, which are dependent on future performance of the interests acquired. Cash paid to vendors in respect of consideration accrued in prior years amounted to (Pounds)40.3 million.

     Fair value adjustments of (Pounds)31.1 million arising on these acquisitions include (Pounds)17.1 million of additional tax liabilities and (Pounds)14.0 million of other liabilities.

================================================================================
Reconciliation to US Generally Accepted Accounting Principles

The following is a summary of the significant adjustments to profit and ordinary share owners' funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied:

-------------------------------------------------------------------------------
                                                For the year ended 31 December
                                               --------------------------------
                                                 2000       1999*      1998*
                                       Notes  (pounds)m   (pounds)m  (pounds)m
-------------------------------------------------------------------------------
Net income
Profit attributable to ordinary share
owners under UK GAAP                             244.7       172.8      140.3
US GAAP adjustments:
Amortisation of goodwill and other
intangibles                                  1   (83.2)      (42.1)     (38.2)
Executive compensation                       1   (38.3)      (58.4)      (2.6)
Contingent consideration deemed as
compensation                                 1    (8.6)          -          -
Deferred tax items                           1     8.3         9.6        0.9
-------------------------------------------------------------------------------
                                                (121.8)      (90.9)     (39.9)
-------------------------------------------------------------------------------
Net income as adjusted for US GAAP               122.9        81.9      100.4
===============================================================================
Statement of comprehensive income
Net income as adjusted for US GAAP               122.9        81.9      100.4
-------------------------------------------------------------------------------
Revaluation of investments marked to market       (6.8)       41.2          -
-------------------------------------------------------------------------------
Foreign currency net investment                 (133.0)      (31.2)       4.0
-------------------------------------------------------------------------------
Total recognised gains & losses relating
to the period                                    (16.9)       91.9      104.4
-------------------------------------------------------------------------------

Earnings per share
Basic earnings per share as adjusted for
US GAAP (p)                                  2    14.7        10.9       13.6
-------------------------------------------------------------------------------
Diluted earnings per share as adjusted for
US GAAP (p)                                  2    14.1        10.6       13.4
===============================================================================
A reconciliation from UK to US GAAP in respect of earnings per share is shown below.

The Company applies US APB Opinion 25 and related interpretations when accounting for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS Statement 123 'Accounting for Stock-Based Compensation', the Company's net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:
------------------------------------------------------------------------------
                                                         2000     1999    1998
------------------------------------------------------------------------------
Net income as adjusted for US GAAP:
As reported ((Pounds)m)                                 122.9     81.9   100.4
Pro forma ((Pounds)m)                                   116.0     77.7    97.7
------------------------------------------------------------------------------
Basic earnings per share per US GAAP:
As reported (p)                                          14.7     10.9    13.6
Pro forma (p)                                            13.9     10.3    13.3
==============================================================================

Further details regarding stock option plans and the fair valuation of option grants can be found on pages F-19 and F-20.

==============================================================================
                                                           As at 31 December
                                          ------------------------------------
                                                        2000     1999*    1998*
                                            Notes  (Pounds)m (Pounds)m (Pounds)m
------------------------------------------------------------------------------
Share owners' funds
Share owners' funds under UK GAAP                    3,409.9    346.2    215.7
US GAAP adjustments:
Capitalisation of goodwill arising on
acquisition (net of accumulated
 amortisation and amounts capitalised
 under UK GAAP)                                  1     834.5    685.2    762.7
Revaluation of investments marked to
 market                                                 34.4     41.2        -
Contingent consideration deemed as
 compensation                                    1      (8.6)       -        -
Shares owned by Employee Share Option
 Plan (ESOP)                                     1    (160.2)   (71.3)   (58.1)
Deferred tax items                               1      14.3      6.0     (3.6)
Proposed final ordinary dividend, not
 yet declared                                    1      28.5     16.2     13.4
Other                                                   (3.7)    (3.9)    (4.4)
------------------------------------------------------------------------------
                                                       739.2    673.4    710.0
------------------------------------------------------------------------------
Share owners' funds as adjusted for US GAAP      2   4,149.1  1,019.6    925.7
==============================================================================

Gross goodwill capitalised under US GAAP (before accumulated amortisation) amounted to (Pounds)4,776.8 million (1999: (Pounds)1,582.6 million, 1998:
(Pounds)1,509.5 million), net of disposals made. The movement in goodwill arises due to the impact of acquisitions made during the year and also its denomination in various currencies, resulting in exchange rate movements against sterling.

Movement in share owners' funds under US GAAP
--------------------------------------------------------------------------------
                                                        2000     1999*    1998*
                                                   (Pounds)m (Pounds)m (Pounds)m
------------------------------------------------------------------------------
Net income for the year under US GAAP                  122.9     81.9    100.4
Prior year final dividend                              (16.2)   (13.4)   (10.5)
Current year interim dividend                           (9.3)    (7.8)    (6.2)
------------------------------------------------------------------------------
Retained earnings for the year                          97.4     60.7     83.7
Ordinary shares issued in respect of acquisitions    3,225.3      0.8    105.4
Share issue costs charged to merger reserve            (35.0)       -        -
Share options exercised                                 64.0     12.1      4.1
Shares owned by Employee Share Option Plan             (88.9)   (13.2)   (31.1)
Revaluation of investments marked to market             (6.8)    41.2        -
Share buy-backs                                            -        -    (21.3)
Exchabge adjustments:
   Revaluation of goodwill                             (31.8)   (34.9)    43.1
   Foreign currency net investment                    (133.0)    58.4      2.6
------------------------------------------------------------------------------
New additions to share owner's funds                 3,129.6     93.9    190.6
Share owner's funds at 1 January                     1,019.6    925.7    735.2
------------------------------------------------------------------------------
Share owner's funds at 31 December                   4,149.1  1,019.6    925.7
==============================================================================

* The 1999 and 1998 balance sheets and net income statements have been restated as a result of the implementation of FRS 19 (Deferred Tax) in the Group's 2000 financial statements.

Notes to Reconciliation to US Generally Accepted Accounting Principles

-------------------------------------------------------------------
1  Significant differences between UK and US Accounting
Principles

The Group's financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

Goodwill, US purchase accounting and long-lived assets

Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, of the subsidiaries at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with FRS 10 (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life up to a 20 year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an infinite economic life for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners' equity, in accordance with the then preferred treatment under UK GAAP. Under US GAAP, goodwill in respect of business combinations accounted for as purchases would be charged against income over its estimated useful life, being not more than 40 years. Accordingly, for US GAAP purposes, the Group is amortising goodwill over 40 years. The Group evaluates the carrying value of its tangible and intangible assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount. An impairment loss is recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

Contingent consideration

Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the liability is determined beyond reasonable doubt. At 31 December 2000, the Group's liabilities for vendor payments under UK GAAP totalled (Pounds)302.3 million (1999: (Pounds)172.4 million, 1998: (Pounds)97.9 million). As these liabilities are represented by goodwill arising on acquisition, there is no net effect on shareholders' funds. In certain transactions the Group considers that there is a commercial need to tie in vendors to the businesses acquired however believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to be treated as compensation, regardless of the substance of the transaction, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period.

Share consideration

Under UK GAAP, the share consideration for the acquisition of Young & Rubicam, Inc. was measured by reference to the opening share price on 4 October 2000 of (Pounds)7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam, Inc. The opening share price on 12 May 2000 was (Pounds)8.45.

Corporate brand names

Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam, Inc. brand names, acquired as part of The Ogilvy Group, Inc. and Young & Rubicam, Inc. respectively, were booked as acquisition adjustments to balance sheet assets acquired and are amortised as part of goodwill over 40 years.

Dividends

Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

Deferred tax

The Group adopted FRS 19 (Deferred Tax) during the year and, for UK GAAP, the Group now accounts for deferred tax in accordance with the policy described in the note on accounting policies in the financial statements. Under US GAAP, deferred taxes are accounted for on all timing differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

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

Shares owned by Employee Share Option Plan (ESOP)

Under UK GAAP, shares purchased by the ESOP are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, these shares are recorded at cost and deducted from share owners' equity. The Group's ESOPs comprise trusts which acquire WPP shares in the open market to fulfil obligations under the Group's stock-based compensation plans. These trusts do not meet the definition of an 'ESOP' under US GAAP.

Listed investments

Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for diminution in value. Under US GAAP, such investments are marked to market and any resulting unrealised gain or loss is taken to share owners' funds. Where the decline in value is other than temporary, the resulting loss would be taken to the profit and loss account under both UK and US GAAP. The material listed investments of the Group are considered to be 'available for sale' securities under US GAAP.

Notes to Reconciliation to US Generally Accepted Accounting Principles continued




--------------------------------------------------------------------------------
2 Earnings per share - reconciliation from UK to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:
--------------------------------------------------------------------------------

                                                         Basic      Diluted
                                                      earnings     earnings
                                                     per share    per share
Year ended 31 December 2000                                No.          No.
--------------------------------------------------------------------------------

Under UK GAAP                                      834,280,801      865,978,000
--------------------------------------------------------------------------------
Weighted average number of share options issued
with exercise criteria not yet satisfied at
31 December 2000                                             -        4,830,727
--------------------------------------------------------------------------------
Under US GAAP                                      834,280,801      879,808,727
--------------------------------------------------------------------------------
Year ended 31 December 1999
--------------------------------------------------------------------------------
Under UK GAAP                                      753,324,054      768,691,993
--------------------------------------------------------------------------------
Weighted average number of share options issued
with exercise criteria not yet satisfied at
31 December 1999                                             -        5,430,846
--------------------------------------------------------------------------------
Under US GAAP                                      753,324,054      774,122,839
--------------------------------------------------------------------------------
Year ended 31 December 1998
--------------------------------------------------------------------------------
Under UK GAAP                                      735,700,122      746,939,733
--------------------------------------------------------------------------------
Weighted average number of share options issued
with exercise criteria not yet satisfied at
31 December 1998                                             -        4,115,097
--------------------------------------------------------------------------------
Under US GAAP                                      735,700,122      751,054,830
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3 Recent Accounting Pronouncements

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

--------------------------------------------------------------------------------
4 Additional US pension disclosures

The following table shows the information required to be disclosed in accordance with SFAS No.132 concerning the funded status of the Group's defined benefit schemes at 31 December 2000.



Year ending 31 December 2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   US         Non-US
                                                                                                  schemes     schemes      Total
Change in benefit obligation                                                                     (Pounds)m   (Pounds)m   (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                                                               60.3       137.5       197.8
Service cost                                                                                           8.3         5.8        14.1
Interest cost                                                                                          4.5         7.5        12.0
Member contributions                                                                                   0.0         0.7         0.7
Amendments                                                                                             0.0         0.0         0.0
Actuarial (gain)/loss                                                                                  1.2        48.6        49.8
Acquisition                                                                                           92.8         5.3        98.1
Adjustments                                                                                           (5.1)       44.4        39.3
Benefits paid                                                                                         (4.2)       (7.6)      (11.8)
Benefit obligation at end of year                                                                    157.8       242.2       400.0
-----------------------------------------------------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year                                                        56.2       146.0       202.2
Actual return on plan assets                                                                           4.9        10.0        14.9
Acquisition                                                                                           92.8         0.0        92.8
Adjustments                                                                                           (4.7)       50.5        45.8
Employer contributions                                                                                 4.6         4.1         8.7
Members' contributions                                                                                 0.0         0.7         0.7
Benefits paid                                                                                         (4.2)       (7.6)      (11.8)
Fair value of plan assets at end of year                                                             149.6       203.7       353.3
-----------------------------------------------------------------------------------------------------------------------------------
Funded status at end of year                                                                          (8.2)      (38.5)      (46.7)
Unrecognised net actuarial (gain)/loss                                                               (12.0)       17.6         5.6
Unrecognised prior service cost                                                                        0.0         0.0         0.0
Unrecognised net transition (asset)/obligation                                                         0.0         0.0         0.0
Net amount recognised                                                                                (20.2)      (20.9)      (41.1)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                                                                       (20.2)      (20.9)      (41.1)
-----------------------------------------------------------------------------------------------------------------------------------
Components of net periodic pension cost
Service cost                                                                                           8.3         5.8        14.1
Interest cost                                                                                          4.5         7.5        12.0
Expected return on plan assets                                                                        (3.7)       (9.5)      (13.2)
Amortisation of transition (asset)/obligation                                                          0.1        (2.5)       (2.4)
Amortisation of prior service cost                                                                     0.2         0.0         0.2
Amortisation of net (gain)/loss                                                                        0.0         0.0         0.0
Curtailment charge                                                                                     0.0         0.0         0.0
Net periodic pension cost                                                                              9.4         1.3        10.7
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of end of year
Discount rate                                                                                          8.0%        5.5%        6.5%
Expected return on plan assets                                                                         8.8%        6.5%        7.3%
Rate of compensation increase                                                                          6.5%        4.5%        5.3%
-----------------------------------------------------------------------------------------------------------------------------------
Footnotes:
1. The defined benefit pension cost for 2000 was (Pounds)10.7 million.
2. The pension cost for defined contribution schemes for 2000 was (Pounds)25.3 million.
3. A number of plans have an unfunded accumulated benefit obligation. The breakdown showing this is as follows:
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                      US        Non-US
                                                                                                     plans       plans       Total
                                                                                                   (Pounds)m   (Pounds)m   (Pounds)m

Assets                                                                                                 0.0       181.5       181.5
Accumulated benefit obligation                                                                         5.3       212.1       217.4
------------------------------------------------------------------------------------------------------------------------------------

NOTE 5.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Young & Rubicam Inc. ("Y&R Inc.") is an issuer of certain securities registered under the Securities Act of 1933, guaranteed by WPP Group plc, thus subjecting both Y&R Inc. and WPP Group plc to reporting requirements under Section 15 (d) of the Securities Exchange Act of 1934. The following condensed consolidating financial information is presented in lieu of consolidated financial statements of these companies because the Y&R Inc. securities are fully and unconditionally guaranteed by WPP Group plc. As the merger between WPP Group plc and Y&R Inc. occurred October 4, 2000, any profit & loss account amounts for Y&R Inc. and its consolidated subsidiaries (whether included in the Y&R Inc., Non-guarantor Subsidiaries, or Reclassifications/Eliminations columns) are for the period from October 5, 2000 through December 31, 2000. Note that prior to October 4, 2000, Y&R Inc., whose common stock was listed on the New York Stock Exchange, filed periodic reports and other information with the Securities and Exchange Commission.

              Consolidating profit and loss account (UK Sterling)

                      For the year ended 31 December 2000




-----------------------------------------------------------------------------------------------------------------------------------

                                     WPP Group plc    Y&R Inc.   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                       (Pounds)m     (Pounds)m    Subsidiaries              (Pounds)m             WPP Group plc
                                                                   (Pounds)m                                        (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------

Turnover (gross billings)                                858.3        13,091.1                                         13,949.4
Cost of sales                                           (687.5)      (10,281.2)                                       (10,968.7)
                                   --------------------------------------------------------------------------------------------
Revenue                                                  170.8         2,809.9                                          2,980.7
Direct costs                                                 -          (244.6)                                          (244.6)
                                   --------------------------------------------------------------------------------------------
Gross profit                                             170.8         2,565.3                                          2,736.1
Operating costs                               20.7      (163.1)       (2,215.7)                                        (2,358.1)
                                   --------------------------------------------------------------------------------------------
Operating profit                              20.7         7.7           349.6                                            378.0
Income from subsidiaries                    (687.3)       39.0           (16.1)                           664.4               -
Income from associates                           -         0.1            37.9                                             38.0
                                   --------------------------------------------------------------------------------------------
Profit on ordinary activities
 before interest and taxation               (666.6)       46.8           371.4                            664.4           416.0
Investment Income                              923                        27.5                           (950.5)              -
Net interest payable and similar
 charges                                     (11.7)       (2.2)          (36.4)                                           (50.3)
                                   --------------------------------------------------------------------------------------------
Profit on ordinary activities                244.7        44.6           362.5                           (286.1)          365.7
 before taxation
Taxation on profit on ordinary
 activities                                      -         5.8          (115.5)                               -          (109.7)
                                   --------------------------------------------------------------------------------------------
Profit on ordinary activities                244.7        50.4           247.0                           (286.1)          256.0
 after taxation
Minority interests                               -           -           (11.3)                                           (11.3)
                                   --------------------------------------------------------------------------------------------
Profit attributable to ordinary              244.7        50.4           235.7                           (286.1)          244.7
 share owners
Ordinary dividends                           (37.8)          -               -                                            (37.8)
Intercompany dividends                           -       (27.5)         (923.0)                           950.5               -
                                   --------------------------------------------------------------------------------------------
Retained profit for the year                 206.9        22.9          (687.3)                           664.4           206.9
-------------------------------------------------------------------------------------------------------------------------------

                       Consolidating cash flow statement

                      For the year ended 31 December 2000





 -----------------------------------------------------------------------------------------------------------------------------------
                               WPP Group plc    Y&R Inc.   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                 (Pounds)m     (Pounds)m    Subsidiaries              (Pounds)m             WPP Group plc
                                                             (Pounds)m                                        (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow from
 operating activities                   65.3       100.6           457.1                                            623.0
Dividends received from
 associates                                -           -             7.6                                              7.6
Return on investments and
 servicing of finance                    3.4        (1.7)          (23.0)                           (43.3)          (64.6)

United Kingdom and overseas
 tax paid                               (9.6)       (2.5)          (69.3)                                           (81.4)
Capital expenditure and
 financial investment                  (99.9)      (12.3)          (86.9)                                          (199.1)

Acquisition payments, net
 of cash and overdrafts
 acquired                              (53.5)      (71.5)         (206.9)                            50.9          (281.0)
Equity dividends paid                  (25.6)      (27.5)          (15.8)                            43.3           (25.6)
                             --------------------------------------------------------------------------------------------
Net cash inflow (outflow)
 before financing                     (119.9)      (14.9)           62.8                             50.9           (21.1)
Proceeds from issue of shares           78.0           -            50.9                            (50.9)           78.0
Net change in intercompany
 balance                               283.6       (45.3)         (238.3)                                               -
Net increase (decrease) in
 debt                                 (180.3)        2.0           304.9                                            126.6
                             --------------------------------------------------------------------------------------------
Net cash inflow (outflow)
 from financing                        181.3       (43.3)          117.5                            (50.9)          204.6
Increase in cash and
 overdrafts for the year                61.4       (58.2)          180.3                                            183.5
Translation difference                     -         7.2            27.9                                             35.1
Balance of cash and
 overdrafts at beginning of
 year                                  (23.1)                      574.5                                            551.4
                             --------------------------------------------------------------------------------------------
Balance of cash and
 overdrafts at end of year              38.3       (51.0)          782.7                                -           770.0
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

                          Consolidating balance sheet

                             As at 31 December 2000





 ----------------------------------------------------------------------------------------------------------------------------------
                                  WPP Group plc    Y&R Inc.   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                    (Pounds)m     (Pounds)m    Subsidiaries              (Pounds)m             WPP Group plc
                                                                (Pounds)m                                        (Pounds)m
 -----------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Goodwill/Intangible assets                    -     1,970.0         2,477.3                                          4,447.3
Tangible assets                            13.4        91.1           285.7                                            390.2
Investment in subsidiaries              4,253.5     1,634.0         1,388.5                         (7,276.0)              -
Investments                               160.2        28.5           362.8                                            551.5
                                --------------------------------------------------------------------------------------------
                                        4,427.1     3,723.6         4,514.3                         (7,276.0)        5,389.0
Current assets
Stocks and work in progress                   -        41.2           199.9                                            241.1
Trade debtors                                 -       265.2         1,667.5                                          1,932.7
Other debtors                              35.8        21.4           424.4                                            481.6
Cash at bank and in hand                   49.2        35.5           982.9                                          1,067.6
                                --------------------------------------------------------------------------------------------
                                           85.0       363.3         3,274.7                                -         3,723.0
Creditors:  amounts falling due
 within one year
Bank overdrafts                           (10.9)      (86.5)         (200.2)                                          (297.6)
Trade creditors                               -      (503.6)       (2,071.3)                                        (2,574.9)
Deferred income                               -       (40.0)         (227.6)                                          (267.6)
Other creditors and accruals              (74.2)     (145.7)         (892.4)                                        (1,112.3)
                                --------------------------------------------------------------------------------------------
                                          (85.1)     (775.8)       (3,391.5)                               -        (4,252.4)

Net current assets (liabilities)           (0.1)     (412.5)         (116.8)                               -          (529.4)

Total assets less current               4,427.0     3,311.1         4,397.5                         (7,276.0)        4,859.6
 liabilities

Creditors:  amounts falling due
 after more than one year
 (including convertible loan
 note)
Loans                                         -      (192.7)         (601.9)                                          (794.6)
Other creditors and accruals              (10.2)     (115.0)         (359.8)                                          (485.0)
                                --------------------------------------------------------------------------------------------
                                          (10.2)     (307.7)         (961.7)                               -        (1,279.6)

Provisions for liabilities and                -       (27.9)         (118.0)                                          (145.9)
 charges

Intercompany receivable                  (982.7)       47.0           935.7                                                -
 (payable)

Net assets                              3,434.1     3,022.5         4,253.5                         (7,276.0)        3,434.1
----------------------------------------------------------------------------------------------------------------------------

                   Reconciliation to US Accounting Principles

                 For the year ended and as at 31 December 2000

The following is a summary of the significant adjustments to profit and ordinary share owners' funds which would be required if US Generally Accepted Accounting Principles had been applied:



 ----------------------------------------------------------------------------------------------------------------------------------
                                 WPP Group plc    Y&R Inc.   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                   (Pounds)m     (Pounds)m    Subsidiaries              (Pounds)m             WPP Group plc
                                                               (Pounds)m                                        (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------

Profit attributable to
 ordinary share owners under
 UK GAAP                                 244.7        50.4           235.7                           (286.1)          244.7
US GAAP adjustments:
Income from subsidiaries                (120.6)                      (14.8)                           135.4               -
Amortisation of goodwill and
 other intangibles                                   (14.8)          (68.4)                                           (83.2)
Executive compensation                    (2.9)                      (35.4)                                           (38.3)
Contingent consideration
 deemed as compensation                                               (8.6)                                            (8.6)
Deferred tax items                         1.7                         6.6                                              8.3
                               --------------------------------------------------------------------------------------------
                                        (121.8)      (14.8)         (120.6)                           135.4          (121.8)
Net income as adjusted for US
 GAAP                                    122.9        35.6           115.1                           (150.7)          122.9
 ---------------------------------------------------------------------------------------------------------------------------

Share owners' funds under UK
 GAAP (excludes minority
 interest)                             3,409.9     3,022.5         4,229.3                         (7,251.8)        3,409.9
US GAAP adjustments:
Investment in subsidiaries               862.0                       114.9                           (976.9)
Capitalisation of goodwill
 arising on acquisition (net
 of accumulated amortisation
 and amounts capitalised under
 UK GAAP)                                            118.2           716.3                                            834.5
Revaluation of investments
 marked to market                                     (3.3)           37.7                                             34.4
Contingent consideration
 deemed as compensation                                               (8.6)                                            (8.6)
Shares owned by Employee Share
 Option Plan (ESOP)                     (160.2)                                                                      (160.2)
Deferred tax items                         8.9                         5.4                                             14.3
Proposed final ordinary
 dividend, not yet declared               28.5                                                                         28.5

Other                                                                 (3.7)                                            (3.7)
                               --------------------------------------------------------------------------------------------
                                         739.2       114.9           862.0                           (976.9)          739.2
Share owners' funds as
 adjusted for US GAAP                  4,149.1     3,137.4         5,091.3                         (8,228.7)        4,149.1
----------------------------------------------------------------------------------------------------------------------------

              Consolidating profit and loss account (UK Sterling)

                      For the year ended 31 December 1999





-----------------------------------------------------------------------------------------------------------------------------------
                                    WPP Group plc   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                      (Pounds)m      Subsidiaries              (Pounds)m             WPP Group plc
                                                      (Pounds)m                                        (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------

Turnover (gross billings)                                 9,345.9                                          9,345.9
Cost of sales                                            (7,173.3)                                        (7,173.3)
                                  --------------------------------------------------------------------------------
Revenue                                                   2,172.6                                          2,172.6
Direct costs                                               (317.3)                                          (317.3)
                                  --------------------------------------------------------------------------------
Gross profit                                              1,855.3                                          1,855.3
Operating costs                              (0.8)       (1,591.0)                                        (1,591.8)
                                  --------------------------------------------------------------------------------
Operating profit (loss)                      (0.8)          264.3                                            263.5
Income from subsidiaries                    145.2               -                           (145.2)              -
Income from associates                          -            27.3                                             27.3
                                  --------------------------------------------------------------------------------
Profit on ordinary activities
 before interest and taxation               144.4           291.6                           (145.2)          290.8
Investment Income                            39.3               -                            (39.3)              -

Net interest payable and similar
 charges                                     (9.4)          (26.0)                                           (35.4)
                                  --------------------------------------------------------------------------------
Profit on ordinary activities
 before taxation                            174.3           265.6                           (184.5)          255.4
Taxation on profit on ordinary
 activities                                  (1.5)          (75.1)                                           (76.6)
                                  --------------------------------------------------------------------------------
Profit on ordinary activities
 after taxation                             172.8           190.5                           (184.5)          178.8
Minority interests                              -            (6.0)                                            (6.0)
                                  --------------------------------------------------------------------------------
Profit attributable to ordinary
 share owners                               172.8           184.5                           (184.5)          172.8
Ordinary dividends                          (24.0)              -                                            (24.0)
Intercompany dividends                          -           (39.3)                            39.3               -
                                  --------------------------------------------------------------------------------
Retained profit for the year                148.8           145.2                           (145.2)          148.8
------------------------------------------------------------------------------------------------------------------

                       Consolidating cash flow statement

                      For the year ended 31 December 1999





 -----------------------------------------------------------------------------------------------------------------------------------
                                  WPP Group plc   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                    (Pounds)m      Subsidiaries              (Pounds)m             WPP Group plc
                                                    (Pounds)m                                        (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow) from
 operating activities                     (20.8)          369.3                                            348.5
Dividends received from
 associates                                   -             4.3                                              4.3
Return on investments and
 servicing of finance                      16.9           (20.2)                           (33.8)          (37.1)
United Kingdom and overseas tax
 paid                                      (6.9)          (51.5)                                           (58.4)
Capital expenditure and
 financial investment                     (23.7)          (56.8)                                           (80.5)
Acquisition payments, net
 of cash and overdrafts
 acquired                                 (69.2)         (201.3)                            68.3          (202.2)
Equity dividends paid                     (21.1)          (33.8)                            33.8           (21.1)
                                --------------------------------------------------------------------------------
Net cash inflow (outflow)
 before financing                        (124.8)           10.0                             68.3           (46.5)
Proceeds from issue of shares              12.0            68.3                            (68.3)           12.0
Net change in intercompany
 balance                                  (32.7)           32.7                                                -
Net increase (decrease) in debt           170.3            87.7                                            258.0
                                --------------------------------------------------------------------------------
Net cash inflow (outflow) from
 financing                                149.6           188.7                            (68.3)          270.0

(Decrease) Increase in cash and
 overdrafts for the year                   24.8           198.7                                            223.5
Translation difference                        -            (0.6)                                            (0.6)
Balance of cash and overdrafts
 at beginning of year                     (47.9)          376.4                                            328.5
                                --------------------------------------------------------------------------------
Balance of cash and overdrafts
 at end of year                           (23.1)          574.5                                            551.4
----------------------------------------------------------------------------------------------------------------

                          Consolidating balance sheet

                             As at 31 December 1999





 -----------------------------------------------------------------------------------------------------------------------------------
                                    WPP Group plc   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                      (Pounds)m      Subsidiaries              (Pounds)m             WPP Group plc
                                                      (Pounds)m                                        (Pounds)m
 -----------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Goodwill/Intangible assets                                  760.3                                            760.3
Tangible assets                              10.3           186.4                                            196.7
Investment in subsidiaries                  994.0               -                           (994.0)              -
Investments                                  71.3           285.6                                            356.9
                                  --------------------------------------------------------------------------------
                                          1,075.6         1,232.3                           (994.0)        1,313.9
Current assets
Stocks and work in progress                     -           113.5                                            113.5
Trade debtors                                   -           901.6                                            901.6
Other debtors                                39.0           259.4                                            298.4
Cash at bank and in hand                      2.4           604.6                                            607.0
                                  --------------------------------------------------------------------------------
                                             41.4         1,879.1                                -         1,920.5
Creditors:  amounts falling due
 within one year
Bank overdraft/Short-term loans             (25.5)         (122.8)                                          (148.3)
Trade creditors                                 -        (1,315.0)                                        (1,315.0)
Deferred income                                 -          (125.8)                                          (125.8)
Other creditors and accruals                (31.5)         (527.4)                                          (558.9)
                                  --------------------------------------------------------------------------------
                                            (57.0)       (2,091.0)                               -        (2,148.0)

Net current assets (liabilities)            (15.6)         (211.9)                                          (227.5)

Total assets less current
 liabilities                              1,060.0         1,020.4                           (994.0)        1,086.4

Creditors:  amounts falling due
 after more than one year
 (including convertible loan note)
Loans                                      (180.3)         (186.5)                                          (366.8)
Other creditors and accruals                 (8.9)         (276.8)                                          (285.7)
                                  --------------------------------------------------------------------------------
                                           (189.2)         (463.3)                               -          (652.5)

Provisions for liabilities and
 charges                                        -           (79.2)                                           (79.2)

Intercompany receivable (payable)          (516.1)          516.1                                                -

Net assets                                  354.7           994.0                           (994.0)          354.7
------------------------------------------------------------------------------------------------------------------

                   Reconciliation to US Accounting Principles

                 For the year ended and as at 31 December 1999




------------------------------------------------------------------------------------------------------------------------------------
                                    WPP Group plc   Non-guarantor   Reclassifications/Eliminations    Consolidated
                                      (Pounds)m      Subsidiaries              (Pounds)m             WPP Group plc
                                                      (Pounds)m                                        (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------

Profit attributable to ordinary
 share owners under UK GAAP                 172.8           184.5                           (184.5)          172.8
US GAAP adjustments:
Income from subsidiaries                    (75.7)                                            75.7
Amortisation of goodwill and
 other intangibles                                          (42.1)                                           (42.1)
Executive compensation                      (22.4)          (36.0)                                           (58.4)
Deferred tax items                            7.2             2.4                                              9.6
                                  --------------------------------------------------------------------------------
                                            (90.9)          (75.7)                            75.7           (90.9)
Net income as adjusted for US GAAP
                                             81.9           108.8                           (108.8)           81.9
------------------------------------------------------------------------------------------------------------------



Share owners' funds under UK GAAP
 (excludes minority interest)         346.2         985.5                       (985.5)         346.2
US GAAP adjustments:
Investment in subsidiaries            728.5                                     (728.5)             -
Capitalisation of goodwill
 arising on acquisition (net of
 accumulated amortisation and
 amounts capitalised under UK
 GAAP)                                              685.2                                       685.2
Revaluation of investments marked
 to market                                           41.2                                        41.2
Shares owned by
Employee Share Option
Plan (ESOP)                           (71.3)                                                    (71.3)
Deferred tax items                                    6.0                                         6.0
Proposed final ordinary dividend,
 not yet declared                      16.2                                                      16.2

Other                                                (3.9)                                       (3.9)
                                  -------------------------------------------------------------------
                                      673.4         728.5                      (728.5)         673.4
Share owners' funds as adjusted
 for US GAAP                        1,019.6       1,714.0                    (1,714.0)       1,019.6
-----------------------------------------------------------------------------------------------------

              Consolidating profit and loss account (UK Sterling)

                      For the year ended 31 December 1998





 -----------------------------------------------------------------------------------------------------------------------------------
                                     WPP Group plc      Non-guarantor      Reclassifications/Eliminations    Consolidated
                                       (Pounds)m         Subsidiaries                 (Pounds)m             WPP Group plc
                                                          (Pounds)m                                           (Pounds)m
 -----------------------------------------------------------------------------------------------------------------------------------
Turnover (gross billings)                                        8,000.1                                          8,000.1
Cost of sales                                                   (6,081.7)                                        (6,081.7)
                                   --------------------------------------------------------------------------------------
Revenue                                                          1,918.4                                          1,918.4
Direct costs                                                      (285.9)                                          (285.9)
                                   --------------------------------------------------------------------------------------
Gross profit                                                     1,632.5                                          1,632.5
Operating costs                               (5.4)             (1,398.0)                                        (1,403.4)
                                   --------------------------------------------------------------------------------------
Operating profit (loss)                       (5.4)                234.5                                            229.1
Income from subsidiaries                     149.7                                                 (149.7)              -
Income from associates                           -                  16.1                                             16.1
                                   --------------------------------------------------------------------------------------
Profit on ordinary activities
 before interest and taxation                144.3                 250.6                           (149.7)          245.2
Investment Income                             31.5                                                  (31.5)              -

Net interest payable and similar
 charges                                     (27.3)                 (5.1)                                           (32.4)
                                   --------------------------------------------------------------------------------------
Profit on ordinary activities
 before taxation                             148.5                 245.5                           (181.2)          212.8
Taxation on profit on ordinary
 activities                                   (8.2)                (58.8)                                           (67.0)
                                   --------------------------------------------------------------------------------------
Profit on ordinary activities
 after taxation                              140.3                 186.7                           (181.2)          145.8
Minority interests                               -                  (5.5)                                            (5.5)
                                   --------------------------------------------------------------------------------------
Profit attributable to ordinary
 share owners                                140.3                 181.2                           (181.2)          140.3
Intercompany dividends                           -                 (31.5)                            31.5               -
Ordinary dividends                           (19.6)                    -                                -           (19.6)
                                   --------------------------------------------------------------------------------------
Retained profit for the year                 120.7                 149.7                           (149.7)          120.7
-------------------------------------------------------------------------------------------------------------------------

                       Consolidating cash flow statement

                      For the year ended 31 December 1998





------------------------------------------------------------------------------------------------------------------------------------
                                    WPP Group plc       Non-guarantor      Reclassifications/Eliminations    Consolidated
                                      (Pounds)m         Subsidiaries                  (Pounds)m             WPP Group plc
                                                          (Pounds)m                                           (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow) from
 operating activities                       (13.8)                 269.8                                            256.0
Dividends received from associates                                   3.4                                              3.4
Return on investments and
 servicing of finance                        13.1                  (15.6)                           (26.2)          (28.7)
United Kingdom and overseas tax
 paid                                        (5.6)                 (53.4)                                           (59.0)
Capital expenditure and financial
 investment                                 (37.0)                 (45.1)                                           (82.1)
Acquisition payments, net of cash
 and overdrafts acquired                    (11.6)                (110.4)                             6.5          (115.5)
Equity dividends paid                       (16.6)                 (26.2)                            26.2           (16.6)
                                  ---------------------------------------------------------------------------------------
Net cash inflow (outflow) before
 financing                                  (71.5)                  22.5                              6.5           (42.5)
Proceeds from issue of bond                                        178.8                                            178.8
Share buy-backs                                                    (21.3)                                           (21.3)
Financing costs                                                     (2.3)                                            (2.3)
Proceeds from issue of shares                 4.3                    6.5                             (6.5)            4.3
Net change in intercompany balance           21.4                  (21.4)                                               -
Net increase (decrease) in debt              10.0                  (91.4)                                           (81.4)
                                  ---------------------------------------------------------------------------------------
Net cash inflow (outflow) from
 financing                                   35.7                   48.9                             (6.5)           78.1

(Decrease)/Increase in cash and
 overdrafts for the year                    (35.8)                  71.4                                             35.6
Translation difference                          -                    0.9                                              0.9
Balance of cash and overdrafts at
 beginning of year                          (12.1)                 304.1                                            292.0
                                  ---------------------------------------------------------------------------------------
Balance of cash and overdrafts at
 end of year                                (47.9)                 376.4                                            328.5
-------------------------------------------------------------------------------------------------------------------------

                          Consolidating balance sheet

                             As at 31 December 1998


------------------------------------------------------------------------------------------------------------------------------------
                                           WPP Group plc       Non-guarantor      Reclassifications/Eliminations    Consolidated
                                             (Pounds)m         Subsidiaries                  (Pounds)m             WPP Group plc
                                                                 (Pounds)m                                           (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------

Fixed assets
Goodwill/Intangible assets                             -                  508.0                                            508.0
Tangible assets                                      5.8                  160.9                                            166.7
Investment in subsidiaries                         774.1                      -                           (774.1)
Investments                                         58.1                  210.1                                            268.2
                                         ---------------------------------------------------------------------------------------
                                                   838.0                  879.0                           (774.1)          942.9
Current assets
Stocks and work in progress                            -                  107.3                                            107.3
Trade debtors                                          -                  764.2                                            764.2
Other debtors                                       31.6                  210.6                                            242.2
Cash at bank and in hand                             1.2                  422.7                                            423.9
                                         ---------------------------------------------------------------------------------------
                                                    32.8                1,504.8                                -         1,537.6
Creditors:  amounts falling due within
 one year
Bank overdraft                                     (49.1)                 (46.3)                                           (95.4)
Trade creditors                                        -               (1,102.4)                                        (1,102.4)
Deferred income                                        -                 (111.1)                                          (111.1)
Other creditors and accruals                       (35.4)                (433.0)                                          (468.4)
                                         ---------------------------------------------------------------------------------------
                                                   (84.5)              (1,692.8)                               -        (1,777.3)

Net current assets (liabilities)                   (51.7)                (188.0)                                          (239.7)

Total assets less current liabilities              786.3                  691.0                           (774.1)          703.2

Creditors:  amounts falling due after
 more than one year (including
 convertible loan note)
Loans                                                  -                 (194.2)                                          (194.2)
Other creditors and accruals                       (22.3)                (185.0)                                          (207.3)
                                         ---------------------------------------------------------------------------------------
                                                   (22.3)                (379.2)                               -          (401.5)

Provisions for liabilities and charges                 -                  (77.9)                                           (77.9)

Intercompany receivable (payable)                 (540.2)                 540.2                                                -

Net assets                                         223.8                  774.1                           (774.1)          223.8
--------------------------------------------------------------------------------------------------------------------------------

                   Reconciliation to US Accounting Principles

                 For the year ended and as at 31 December 1998




------------------------------------------------------------------------------------------------------------------------------------
                                           WPP Group plc       Non-guarantor       Reclassifications/Eliminations    Consolidated
                                             (Pounds)m     Subsidiaries (Pounds)m             (Pounds)m             WPP Group plc
                                                                                                                      (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------

Profit attributable to ordinary share
 owners under UK GAAP                              140.3                   181.2                           (181.2)          140.3
US GAAP adjustments:
Income from subsidiaries                           (38.0)                                                    38.0               -
Amortisation of goodwill and other
 intangibles                                                               (38.2)                                           (38.2)
Executive compensation                              (1.9)                   (0.7)                                            (2.6)
Deferred tax items                                                           0.9                                              0.9
                                         ----------------------------------------------------------------------------------------
                                                   (39.9)                  (38.0)                            38.0           (39.9)

Net income as adjusted for US GAAP                 100.4                   143.2                           (143.2)          100.4
---------------------------------------------------------------------------------------------------------------------------------



Share owners' funds under UK GAAP
 (excludes minority interest)                      215.7                   766.0                           (766.0)          215.7
US GAAP adjustments:
Investment in subsidiaries                         754.7                                                   (754.7)              -
Capitalisation of goodwill arising on
 acquisition (net of accumulated
 amortisation and amounts capitalised
 under UK GAAP)                                                            762.7                                            762.7
Shares owned by Employee Share Option
 Plan (ESOP)                                       (58.1)                                                                   (58.1)
Deferred tax items                                                          (3.6)                                            (3.6)
Proposed final ordinary dividend, not
 yet declared                                       13.4                                                                     13.4
Other                                                                       (4.4)                                            (4.4)
                                         ----------------------------------------------------------------------------------------
                                                   710.0                   754.7                           (754.7)          710.0
Share owners' funds as adjusted for US
 GAAP                                              925.7                 1,520.7                         (1,520.7)          925.7
---------------------------------------------------------------------------------------------------------------------------------

Note 6 - Pro forma financial information (unaudited)

The following table sets out certain pro forma financial information for WPP Group plc ("WPP") as if the acquisition of Young & Rubicam Inc ("Y&R Inc.") had occurred at the beginning of each period presented. The proforma financial information is stated in accordance with UK GAAP.

The financial information for Y&R Inc. for the year ended 31 December 1999 has been extracted without material adjustment from the audited financial statements contained in Y&R Inc.'s annual report filed on Form 10-K with the SEC for the year ended 31 December 1999. These financial statements were prepared in accordance with US GAAP. In order to arrive at a UK GAAP presentation, and one consistent with the accounting policies adopted by WPP, a number of adjustments have been made. These relate principally to the amortisation of goodwill, equity accounting, the measurement of compensation in connection with share awards and the recognition of gains on the disposal of fixed assets in exchange for an equity interest in another entity.

The proforma financial information for the year ended 31 December 2000 has been compiled in a similar manner.

The unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combination been in effect on January 1, 1999 or January 1, 2000.


                                                                                                  Proforma
                                                                              -------------------------------------------------
                                                                                     Year ended                      Year ended
                                                                               31 December 2000                31 December 1999
                                                                                      (pounds)m                       (pounds)m

          Revenue                                                                       3,898.7                         3,234.0

          Income before extraordinary items*                                              305.0                           281.1

          Net income*                                                                     305.0                           281.1
                                                                                          =====                           =====


          Basic earnings per ordinary share                                              28.7 p                          27.0 p

          Diluted earnings per ordinary share                                            27.1 p                          25.2 p


          *Under UK GAAP, if repurchased Treasury stock is used for the purpose of satisfying the Company's obligation upon exercise of stock options issued to employees, the Company should record as an operating cost, the excess of the cost of repurchasing the treasury stock over the proceeds from employees on exercising stock options. In the pro forma financial information for the year ended 31 December 2000, this resulted in a charge (net of taxes) to the profit and loss account of Y&R Inc. of (pound)17.6 million. For 1999, the difference between the proceeds on exercise of employee share options and the cost of satisfying these options was not material.