Form 20-F
period 2001-12-31
WPP GROUP PLC
filed 2002-06-18
CIK 806968

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

         For the Fiscal year ended December 31, 2001

                                       or

[_] Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ___________________

        Commission file number  0-16350

                                  WPP Group plc
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

--------------------------------------------------------------------------------
                 (Translation of registrant's Name Into English)

                                 United Kingdom
--------------------------------------------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

                     27 Farm Street, London W1J 5RJ England
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:
None

                                              Name of Each Exchange
              Title of Each Class             On Which Registered
              -------------------             -------------------

              Not applicable                  Not applicable

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                           Ordinary Shares of 10p each
   American Depositary Shares, each representing five Ordinary Shares ("ADSs")
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         The number of outstanding ordinary shares is 1,149,583,610, which includes the underlying ordinary shares representing 19,620,855 ADSs.

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

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

Overview

WPP Group plc ("WPP") and its subsidiaries is a leading communications services organisation offering national, multinational and global clients a comprehensive range of communications services. These services include advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. The Group's revenues in 2001 were approximately $5.8 billion. Based on 2001 revenues, the Company is one of the largest communications services company in the world. At year-end, WPP (including affiliated companies) employed approximately 65,000 full-time people in 1,400 offices in 103 countries throughout the world. As of May 31, 2002, these numbers have not changed significantly.

Unless the context otherwise requires, the terms "Company", "Group" and "Registrant" as used herein shall mean WPP and its subsidiaries.

Selected financial data

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto. Such Consolidated Financial Statements have been audited by Arthur Andersen, Independent Auditors.

The selected financial data for the three years ended December 31, 2001 is derived from the Consolidated Financial Statements of the Company which appear elsewhere in this Form 20-F. The selected financial data for the two years ended December 31, 1998 is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission on Form 20-F.

The Consolidated Financial Statements of the Company are prepared in accordance with UK Generally Accepted Accounting Principles (GAAP), which differ in certain significant respects from US GAAP. A reconciliation to US GAAP is set forth on pages F-18 to F-19 of the Consolidated Financial Statements.

No operations with a material impact on the Group's results were acquired or discontinued during 2001. For 2000, aggregated figures for acquisitions were revenue of (Pounds)438.9 million, operating profit of (Pounds)61.5 million and profit on ordinary activities before interest and taxation of (Pounds)66.4 million. For 1999, there were no material acquisitions or discontinued operations.

The reporting currency of the Group is the pound sterling and the selected financial data have been prepared on this basis. Solely for convenience, the financial data set out below are also expressed in US dollars using the approximate average exchange rate for the year for the profit and loss data (2001: $1.4401 = (Pounds)1; 2000: $1.5162 = (Pounds)1; 1999: $1.6178 =
(Pounds)1; 1998: $1.6574 = (Pounds)1; 1997: $1.6381 = (Pounds)1) and the rate in effect on December 31 for the balance sheet data (2001: $1.4542 = (Pounds)1; 2000: $1.4937 = (Pounds)1; 1999: $1.6182 = (Pounds)1; 1998: $1.6638 = (Pounds)1;
1997: $1.6454 = (Pounds)1). This translation should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Profit and Loss Account Data

                                                               Year ended December 31
                           -----------------------------------------------------------------------------------------------
                              2001     2000      1999      1998     1997      2001     2000      1999     1998     1997
                           (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m   $m       $m        $m       $m       $m
                           -----------------------------------------------------------------------------------------------
Amounts in accordance with UK GAAP:

Turnover (or gross           20,886.9 13,949.4 9,345.9   8,000.1   7,287.3  30,079.2  21,150.1 15,119.8  13,259.4 11,937.3
billings)

Revenue                     4,021.7   2,980.7  2,172.6   1,918.4   1,746.7  5,791.7   4,519.3  3,514.8   3,179.6  2,861.2

EBITDA (i)                   607.0     496.3    334.5     278.9     234.6    874.1     752.5    541.2     462.2    384.3

Operating profit             505.5     379.4    265.0     229.1     194.9    727.9     575.3    428.7     379.7    319.2

Income before taxes and      411.0     365.7    255.4     212.8     177.4   591.8      554.5    413.2     352.7    290.6
minority interests

Net income before            271.2     244.7    172.8     140.3     116.0   390.5      371.1    279.6     232.6    190.0
dividends

Headline basic earnings      31.8p     31.1p    22.9p     19.1p     15.8p    45.8c     47.2c    37.0c     31.7c    25.9c
per share (ii)
Headline diluted earnings    30.6p     30.1p    22.5p     18.8p     15.7p    44.1c     45.6c    36.4c     31.2c    25.7c
per share (ii)

Standard basic earnings      24.6p     29.3p    22.9p     19.1p     15.8p   35.4c      44.4c    37.0c     31.7c    25.9c
per share

Standard diluted earnings    23.7p     28.4p    22.5p     18.8p     15.7p   34.1c      43.1c    36.4c     31.2c    25.7c
per share

Dividends per share           4.5p     3.8p      3.1p      2.6p     2.1p      6.5c     5.7c      5.0c     4.2c     3.5c


Amounts in accordance with US GAAP:

Operating profit (iii)       313.5     247.9    163.0     188.3     159.1    451.5     375.9    263.7     312.1    260.6

Net income                    79.2     122.9     81.9     100.4     80.2     114.1     186.3    132.5     166.4    131.4

Standard basic earnings       7.2p     14.7p    10.9p     13.6p     10.9p    10.4c     22.3c    17.6c     22.5c    17.9c
per share

Standard diluted earnings     7.1p     14.1p    10.6p     13.4p     10.8p    10.2c     21.4c    17.1c     22.2c    17.7c
per share

Dividends per share           4.0p     3.3p      2.7p      2.3p     1.8p      5.8c     5.0c      4.4c     3.8c     3.0c

Selected Consolidated Balance Sheet Data

                                                                  As of December 31
                           -----------------------------------------------------------------------------------------------
                              2001     2000      1999      1998     1997      2001     2000      1999     1998     1997
                           (Pounds)m (Pounds)m (Pounds)m (Pounds)m (Pounds)m   $m       $m        $m       $m       $m
                           -----------------------------------------------------------------------------------------------
Amounts in accordance with UK GAAP:

Total assets                9,915.8   9,112.0  3,234.4   2,480.5   1,979.3  14,419.7  13,610.6 5,233.9   4,127.0  3,256.7

Net assets                  3,640.9   3,394.1   341.7     223.8      9.7    5,294.6   5,069.8   552.9     372.3    16.0

Capital stock                115.0     111.2     77.5      76.6     73.6     167.2     166.1    125.4     127.4    121.1

Number of shares            1,149.6   1,111.9   774.5     766.5     736.3   1,149.6   1,111.9   774.5     766.5    736.3

Amounts in accordance with US GAAP:

Total assets                10,159.8 9,532.7   3,723.0   3,083.6   2,675.7  14,774.4  14,239.0 6,024.6   5,130.5  4,402.6

Net assets                  4,182.5  4,173.3   1,028.1    933.8     726.0   6,082.2   6,233.7  1,663.7   1,553.7  1,194.6
                            -------- --------- --------- --------- -------- --------- -------- --------- -------- --------

NOTE: As a result of the implementation of Financial Reporting Standard No. 17, Retirement Benefits (FRS 17) in the Group's 2001 financial statements, the selected financial data for 2000 and 1999 has been restated. The selected financial data for 1998 and 1997 has not been restated.

 (i) EBITDA is defined as net income before interest, tax, depreciation and amortisation. EBITDA is presented because it is a widely accepted financial indicator used by investors to analyze and compare the operating performance of different companies. Our method of computation may or may not be similar to similarly titled measures published by other companies. EBITDA should not be considered as an alternative to net income (loss) as a measure of operating results in accordance with US GAAP or as an alternative to cash flows as a measure of liquidity.

 (ii) Headline earnings per ordinary share excludes amortisation, impairment charges, investment gains and write downs.

 (iii) Operating profit under US GAAP includes an adjustment to reclassify the portion of pension cost recognized as interest expense in accordance with FRS 17 under UK GAAP.

Dividends

Dividends on the Company's ordinary shares, when paid, are paid to share owners as of a record date, which is fixed after consultation between the Company and The London Stock Exchange Limited ("The London Stock Exchange").

The table below sets forth the amounts of interim, final and total dividends paid on the Company's ordinary shares in respect of each fiscal year indicated. In the United States, the Company's ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts ("ADRs"). The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling on each of the respective payment dates for such dividends.

=====================================================================================================================

                              Pence per ordinary share                      Translated into US cents per ADS
---------------------------------------------------------------------------------------------------------------------

   Year ended:        Interim           Final           Total           Interim          Final            Total
---------------------------------------------------------------------------------------------------------------------

      1997              0.70            1.43             2.13            5.7*            11.7*            17.4*
---------------------------------------------------------------------------------------------------------------------

      1998              0.84            1.72             2.56            7.0*            14.3*            21.3*
---------------------------------------------------------------------------------------------------------------------

      1999              1.00            2.10             3.10             8.1             17.0            25.1
---------------------------------------------------------------------------------------------------------------------

      2000              1.20            2.55             3.75             9.1             19.3            28.4
---------------------------------------------------------------------------------------------------------------------

      2001              1.44            3.06             4.50            10.4             22.0            32.4
=====================================================================================================================

* These amounts have been restated to reflect the current value of one ADS to 5 ordinary shares (prior to November 16, 1999 one ADS represented 10 ordinary shares).

The 2001 interim dividend was paid on November 19, 2001 to share owners on the register at September 14, 2001. The 2001 final dividend is expected to be paid on July 8, 2002 to share owners on the register at June 7, 2002. The 2001 proposed final dividend has been translated into US cents using the 2001 average exchange rate of $1.4401 = (Pounds)1.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the United States dollar will affect the dollar equivalent of the pound sterling prices of the Company's ordinary shares on The Stock Exchange, and as a result, are likely to affect the market price of the ADS in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary for the ADSs (the "Depositary") of cash dividends paid in pounds sterling by the ordinary shares represented by the ADSs. The average Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended December 31, 2001 were:

      ===============================================================
          Year ended December 31                 Average
      ---------------------------------------------------------------

                   1997                           1.6381
      ---------------------------------------------------------------

                   1998                           1.6574
      ---------------------------------------------------------------

                   1999                           1.6178
      ---------------------------------------------------------------

                   2000                           1.5162
      ---------------------------------------------------------------

                   2001                           1.4401
      ===============================================================


 The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of May 31, 2002, the Bloomberg Closing Mid Point rate was 1.4602.

========================================================================================
              Month ended                       High                     Low
----------------------------------------------------------------------------------------
          December 31, 2001                    1.4591                   1.4149
----------------------------------------------------------------------------------------

           January 31, 2002                    1.4545                   1.4092
----------------------------------------------------------------------------------------

          February 28, 2002                    1.4340                   1.4100
----------------------------------------------------------------------------------------

            March 31, 2002                     1.4279                   1.4128
----------------------------------------------------------------------------------------

            April 30, 2002                     1.4578                   1.4297
----------------------------------------------------------------------------------------

             May 31, 2002                      1.4686                   1.4489
========================================================================================

RISK FACTORS

The Company competes for clients in a highly competitive industry.

The communications services industry is highly competitive and fragmented. At the parent company level, the Company's principal competitors are other large multinational communications services companies, including Omnicom Group, The Interpublic Group of Companies and Publicis. The actual competition for clients, however, takes place at the operating company level, within the different sectors of advertising, media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. The Company's principal competitors in the advertising industry are large multinational agencies, including BBDO, Leo Burnett, DDB Needham, FCB Worldwide, Lowe Lintas & Partners Worldwide, McCann Erickson, Saatchi & Saatchi and TBWA Worldwide, as well as numerous smaller agencies that operate in local markets. The Company's agencies must compete with other agencies to maintain existing client relationships and to obtain new clients. Principal competitive factors include the agency's creative reputation, knowledge of media alternatives and purchasing power, geographic coverage and diversity, quality of service and understanding of clients' needs. Improved global communications and free trade, and more stable, less inflationary worldwide economic growth have contributed to increased competition in the communications services industry. At the same time, however, the other larger communications services groups are consolidating, diversifying and growing their market share through acquisitions.

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

A relatively small number of clients contributes a significant percentage of the Company's consolidated revenues. The Company's ten largest clients accounted for 27% of revenues in the year ended December 31, 2001. The Company's clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company's clients will continue to utilise the Company's services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company's largest clients, if not replaced by new clients accounts or an increase in business from existing clients, would adversely affect the Company's prospects, business, financial condition and results of operations.

The Company may be subject to certain regulations that could restrict the Company's activities.

From time to time, the Company's activities are affected by rules and regulations adopted by governments or other regulatory bodies. Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising and public relations and public affairs firms and their clients. Though the Company does not expect any existing, proposed or future regulations to materially adversely impact the Company's business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

The Company is dependent on its employees.

The assets of advertising and marketing services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry which attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel.

The Company is exposed to international business risk.

The Company operates in 103 countries throughout the world. Its operations are exposed to the normal business risks and limitations caused by currency fluctuations, exchange control restrictions, restrictions on repatriation of earnings and investment of capital and political instability. In addition, the communications services industry is among the first industry sectors affected by changes in economic cycles. For details of the effect of the recent weaker global economic environment on the Group, see the discussion under Item 5.

ITEM 4.       INFORMATION ON THE COMPANY

The Company operates through a number of established national and global advertising and marketing services companies. Among these are the well known advertising networks J. Walter Thompson Company, Ogilvy & Mather Worldwide, Red Cell and Y&R Advertising; Mediaedge:cia and MindShare in media investment management; The Kantar Group (including Kantar Media Research, Millward Brown and Research International) in information and consultancy; the worldwide public relations and public affairs companies Burson-Marsteller, Cohn & Wolfe, Hill and Knowlton and Ogilvy Public Relations Worldwide; and a wide range of branding and identity, healthcare and specialist communications companies including the Enterprise Identity Group and Landor Associates, specialising in branding and corporate identity; CommonHealth and Sudler & Hennessey, specialising in healthcare communications; and OgilvyOne and Wunderman, in direct and interactive. The Company's ten largest clients in 2001 were American Express, AT&T, Ford, IBM, Johnson & Johnson, Pfizer, Philip Morris, Qwest, Sears and Unilever.

The Company's ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts) representing deposited ordinary shares are quoted on the Nasdaq National Market ("Nasdaq"). At May 31, 2002, the Company had a market capitalisation of (Pounds)8.2 billion ($12.0 billion).

The Company's executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20-7408-2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

History and Development of the Company

WPP was incorporated under the laws of England and Wales in 1971, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989 and Young & Rubicam Inc. ("Young & Rubicam") in 2000.

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

In 1992 the Company began actions to reduce its acquisition related debt burden and stability returned to the Company's major markets. Financing initiatives, including the refinancing of existing bank debt with a new $800 million 5-year credit facility, the successful completion of a four-for-five ordinary share rights issue in 1993 and further initiatives including the sale of some of the Company's non-core operations, enhanced the Company's capital structure and liquidity.

1994 Through 2001

During the period from 1994 through 2001, the Company's financial and operating performance showed strong improvement. Since 1995, the primary source of funds for the Group has been cash generated from operations and the primary uses of cash funds have been to service and repay bank debt, for capital expenditures and, since 1997, to fund acquisitions and investments and for ordinary share repurchases. The Company spent (Pounds)736.0 million, (Pounds)247.4 million and (Pounds)254.0 million for acquisitions and investments in 2001, 2000 and 1999, respectively. For the same periods, cash spent on purchases of tangible fixed assets were (Pounds)118.1 million, (Pounds)111.9 million and (Pounds)64.6 million, respectively, and cash spent on share repurchases was (Pounds)103.3 million, (Pounds)94.1 million and (Pounds)17.9 million, respectively. The majority of the unsecured debt of the Group during this period was funded under various syndicated loan facilities.

The Company's revolving credit facilities at December 31, 2001 consisted of a five-year $750 million facility signed in September 2001 and a new (Pounds)360 million facility, which was arranged to acquire Tempus in November 2001. The latter facility was repaid in April 2002 with proceeds from a recent convertible bond issuance (see Subsequent Event). The Company also has a receivables securitization program to fund working capital needs, currently in the amount of $357 million, which was renegotiated in November 2001. As of December 31, 2001, the Company had in issue $200 million of 6.625% Notes due 2005, $100 million of 6.875% Notes due 2008, (euro)350 million of 5.125% bonds due 2004, and (euro)650 million of 6.0% bonds due 2008.

On October 4, 2000, the Company finalised its acquisition of Young & Rubicam. The value of the consideration, which was satisfied entirely by the issue of new WPP ordinary shares or WPP ADSs, was (Pounds)3.0 billion. The consideration was calculated by reference to the opening WPP share price on October 4, 2000, which was (Pounds)7.99. The merger with Young & Rubicam brought together two organisations sharing a common approach to the integration of advertising and marketing services for clients. The management of WPP believes that the companies complement one another in providing alternative operating brands in common business areas while adding the market research expertise of WPP to the Young & Rubicam businesses. Both WPP and Young & Rubicam share a large number of major clients including The Ford Motor Company, Philip Morris, Sears and Mattel. Within the enlarged Group client conflicts can be managed more effectively through separate operating brands so that clients will be assured of confidentiality. In addition, the merger has strengthened the Group geographically, particularly in North America and Continental Europe.

On November 6, 2001, the Company finalised its acquisition of Tempus. The consideration was satisfied principally by (Pounds)369 million in cash. Prior to the acquisition, the Group owned a 22% interest in the ordinary share capital of Tempus. Subsequent to the acquisition, The Media Edge and CIA, the media communications specialist acquired by WPP as part of the Tempus acquisition, merged operations to create Mediaedge:cia. Mediaedge:cia is one of the five largest media communications specialists in the world. Its geographically balanced network enables it to develop, manage and implement national, regional and global communications and media solutions for benefit of its clients.

In 2001 turnover increased to almost (Pounds)20.9 billion ($30.1 billion), reflecting the full year inclusion of Young & Rubicam and the growth of the Group's media investment activities, and revenues grew almost 35% to over (Pounds)4 billion ($5.8 billion). Operating profit (excluding income from associates) rose by over 33% to (Pounds)506 million ($728 million) and operating margins (including income from associates) remained flat at approximately 14% in both periods. Profit before interest, tax, goodwill, investment gains and write downs rose by almost 30% to (Pounds)561 million ($808 million). Pre-tax profits rose by over 12% to (Pounds)411 million ($592 million). Headline diluted earnings per share, which excludes amortisation, impairment charges, investment gains and write downs, rose by almost 2% to 30.6p (44.1c), while standard diluted earnings per share decreased by approximately 17% to 23.7p (34.1c). On a like-for-like basis, revenues were down by 3.0% and gross profit was down 4.0% on 2000.

Subsequent Event

In April 2002, the Company issued (Pounds)450 million of 2% convertible bonds due April 2007. These bonds are initially convertible into WPP ordinary shares at a share price of (Pounds)10.75. Because the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to (Pounds)11.33 per share. The net proceeds have been used primarily to refinance existing bank facilities incurred for the acquisition of Tempus and also for general corporate purposes. Also in April 2002, the Company entered into a two-year US dollar-Euro cross-currency rate swap transaction with a notional amount of $235 million.

Business Overview

The Company's business comprises the provision of communications services both on a national, multinational and global basis. It operates from 1,400 offices in 103 countries. The Company organises its businesses in four main areas: advertising and media investment management, information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. Set forth below is a listing of the Group companies operating within these four business segments as at May 9, 2002.

------------------------------------------------------------------------------------------------------------------------
Advertising                                                  Media investment management
Asatsu-DK/1/                                                 BJK&E/4/
Batey/1/                                                     CDP Media/2/
Chime Communications PLC/1/                                  The Digital Edge
Dentsu, Young & Rubicam/1,2,4/                               Maximize
Equus/1/                                                     Mediaedge:cia/4/
J. Walter Thompson Company                                   Media Insight
Marsteller Advertising/4/                                    MindShare
Ogilvy & Mather Worldwide                                    OHAL
Red Cell                                                     Outrider
SCPF/1/                                                      Portland Outdoor
Y&R Advertising/4/

------------------------------------------------------------------------------------------------------------------------
Information & consultancy                                    Public relations & public affairs
The Kantar Group:                                            BKSH/4/
    Millward Brown                                           Blanc & Otus
    Research International                                   Buchanan Communications
    Kantar Media Research                                    Burson-Marsteller/4/
        AGB Group/1/                                         Chime Communications PLC/1/
        BMRB International                                   Cohn & Wolfe/4/
        IBOPE Media Information/1/                           Finsbury
        Mediafax                                             Hill and Knowlton
  Goldfarb Consultants                                       Ogilvy Public Relations Worldwide
  IMRB International/1/                                      Penn, Schoen and Berland
  Center Partners                                            Robinson Lerer & Montgomery/4/
  Lightspeed Research                                        Timmons and Company
  Ziment Group                                               Wexler & Walker Public Policy Associates

------------------------------------------------------------------------------------------------------------------------

Branding & identity                    Direct, promotion & relationship           Sector marketing:
                                       marketing
BrownKSDP                              A. Eicoff & Co.                            Corporate/B2B
CB'a                                   Black Cat                                         Brouillard
Enterprise IG*                         Brierley & Partners/1/                            Ogilvy Primary Contact
icon brand navigation*                 Concept!                                   Demographic marketing
Landor Associates/4/                   Einson Freeman                                    The Bravo Group/4/
The Partners/4/                        EWA                                               The Geppetto Group
The Brand Union:                       Good Technology                                   Kang & Lee/4/
  Addison Corporate Marketing*         The Grass Roots Group/1/                          The Market Segment Group/1/
  BDG McColl*                          High Co/1/                                        Mendoza Dillon & Asociados
  BPRI*                                Imaginet                                          UniWorld/1/

  The Clinic*                          KnowledgeBase Marketing/4/                 Employer branding/recruitment
  Coley Porter Bell*                   Mando Marketing                                   JWT Specialized Communications
  Dovetail*                            Maxx Marketing                             Foodservice
  Eurosem*                             OgilvyOne Worldwide                               The Food Group
  Lambie-Nairn*                        RMG International                          Investor Relations
  MCA Communicates*                    Roundarch/3/                                      International Presentations/1/
  MJM Creative*                        RTC                                        PR & sports marketing
  Oakley Young*                        Savatar                                           Global Sportnet
  Walker Group/CNI*                    syzygy/1/                                         Premiere Group
  Warwicks*                            ThompsonConnect Worldwide                         PRISM Group
                                       VML                                               TWIi/3/
                                       Wunderman/4/                               Real Estate
Healthcare                                                                               Pace
CommonHealth                           Specialist communications                  Technology
Feinstein Kean Healthcare              Strategic marketing consulting:                  Banner Corporation/4/
Medical Broadcasting Company/3/        Added Value
Ogilvy Healthcare                      Glendinning                                Media and technology services:
Shire Health Group                     The Henley Centre*                         Clockwork Capital/1/
Sudler & Hennessey/4/                  Management Ventures                        DigiReels
                                       pFour Consultancy*                         The Farm/1/
                                       Planners                                   Metro Group
                                       Quadra Advisory/1/
                                       Tempus partners

                                       Custom media:
                                       Custom Media Group/2/
                                       Forward
                                       Shine:M/2/
                                       Spafax

------------------------------------------------------------------------------------------------------------------------

1 Associate
2 Joint venture
3 Minority investment
4 A Y&R company
* Member of The Brand Union

Approximately 46% of the Company's revenues in 2001 were from advertising and media investment management, with the remaining 54% of its revenues being derived from the business segments of information and consultancy, public relations and public affairs, and branding and identity, healthcare and specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand. The following table shows reported revenue attributable to each business segment in which the Company operates for the last three fiscal years.

========================================================================================================================
                                                % of                            % of                            % of
                          2001       2001       Total     2000       2000     Total in     1999      1999     Total in
     Revenues (i)     ((Pounds)m)    ($m)        in     ((Pounds)m)  ($m)       2000     ((Pounds)m) ($m)       1999
                                                2001
------------------------------------------------------------------------------------------------------------------------

Advertising and media    1,841.5    2,651.9     45.8     1,399.0    2,121.2     46.9     1,013.1    1,639.0     46.6
investment management
------------------------------------------------------------------------------------------------------------------------

   Information and        590.3      850.1      14.7      512.1      776.4      17.2      419.7      679.0      19.3
     consultancy
------------------------------------------------------------------------------------------------------------------------

 Public relations and     502.1      723.1      12.5      330.1      500.5      11.1      178.9      289.4       8.3
    public affairs
------------------------------------------------------------------------------------------------------------------------

     Branding and
 identity, healthcare    1,087.8    1,566.6     27.0      739.5     1,121.2     24.8      560.9      907.4      25.8
    and specialist
    communications
------------------------------------------------------------------------------------------------------------------------

        TOTAL            4,021.7    5,791.7    100.0     2,980.7    4,519.3     100.0    2,172.6    3,514.8     100.0
========================================================================================================================

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years of the

Company, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company's regional diversity.

========================================================================================================================
                                                % of                            % of                            % of
                          2001       2001       Total     2000       2000     Total in     1999      1999     Total in
     Revenues (i)     ((Pounds)m)    ($m)        in     ((Pounds)m)  ($m)       2000     ((Pounds)m) ($m)       1999
                                                2001
------------------------------------------------------------------------------------------------------------------------

          United            1,763.1    2,539.0     43.8    1,273.6    1,931.0     42.7     915.2     1,480.6     42.1
          States
------------------------------------------------------------------------------------------------------------------------

          United             627.3      903.4      15.6     532.4      807.2      17.9     434.7      703.3      20.0
         Kingdom
------------------------------------------------------------------------------------------------------------------------

    Continental Europe       870.9     1,254.2     21.7     586.3      889.0      19.7     426.2      689.4      19.6

------------------------------------------------------------------------------------------------------------------------
         Canada,
   Asia Pacific, Latin       760.4     1,095.1     18.9     588.4      892.1      19.7     396.5      641.5      18.3
   America, Africa and
       Middle East
------------------------------------------------------------------------------------------------------------------------

          TOTAL             4,021.7    5,791.7    100.0    2,980.7    4,519.3    100.0    2,172.6    3,514.8    100.0
========================================================================================================================

(i) The business segment and geographic data set out in the above tables are also expressed in US dollars using the approximate average exchange rate for the year (2001: $1.4401 = (Pounds)1; 2000: $1.5162 = (Pounds)1; 1999: $1.6178 =
(Pounds)1).

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

The Company's advertising agencies include J. Walter Thompson Company, Ogilvy & Mather Worldwide, Red Cell and Young & Rubicam Advertising. The Company also owns interests in Asatsu-DK, Inc. (20%), Chime Communications PLC (20.5%) and various joint ventures between Young & Rubicam Advertising and Dentsu in Asia (ownership interests ranging from 20% to 67%).

J. Walter Thompson Company (J. Walter Thompson). J. Walter Thompson, one of the world's first advertising agencies, was founded in 1864 and is a full service multinational advertising agency. J. Walter Thompson is headquartered in New York and operated in 90 countries in 2001. J. Walter Thompson's relationships with a number of its major clients have been in existence for many years, exhibiting an ability to continually adapt to meet the clients' and market's new demands. No single client accounted for more than 18% of J. Walter Thompson's 2001 revenues. The agency added new business in 2001 of $660 million in billings, including new blue-chip clients Pharmacia/Pfizer, Unilever's Best Foods, and the Texaco retail brand from Shell, as well as significant new assignments from current global clients including Diageo/UDV, Ford, Kimberly-Clark, KPMG, Kraft, Nabisco, Nestle and Rolex.

Ogilvy & Mather Worldwide (Ogilvy & Mather). Ogilvy & Mather is a full service multinational advertising agency, with a significant part of its revenues derived from its direct marketing, public relations and public affairs, sales promotion and related activities. Ogilvy & Mather, formed in 1948, is based in New York. Major clients of Ogilvy & Mather include IBM, American Express, Unilever, Kimberly-Clark, Kraft, Ford, Nestle, BP, and Telefonica. No single client accounted for more than 13% of Ogilvy & Mather's 2001 revenues. In 2001, Ogilvy & Mather expanded its 360 Degree Brand Stewardship offering with new business initiatives and key acquisitions. The agency had new business gains of over $800 million in billings. Significant new client accounts awarded in 2001 include AT&T Wireless and The Coca-Cola Company and major assignments from current global clients include Ford in Europe, Nestle, Kraft, IBM and Telefonica. The results of OgilvyOne Worldwide, Ogilvy & Mather's direct marketing division, are included within the Group's branding and identity, healthcare and specialist communications sector. The results of Ogilvy Public Relations Worldwide, Ogilvy & Mather's public relations division, are included within the Group's public relations and public affairs sector.

Young & Rubicam Advertising (Y&R). Y&R, formed in 1923, is a full service multinational advertising agency network headquartered in New York with operations in the Americas, Europe and Africa. Major clients of Y&R include Ford, AT&T, Colgate-Palmolive, Philip Morris and Sony. Growth in existing client business in 2001 included AT&T, Colgate and Ford. No single client accounted for more than 12% of Y&R's 2001 revenues.

Dentsu, Young & Rubicam (DY&R). DY&R is operated on a joint venture basis with Dentsu, the world's largest advertising agency. It is a full service advertising network operating in the Asia/Pacific region.

Red Cell. Red Cell, the Company's agency network for "challenger brands", is a global communications network offering full-service marketing solutions. Red Cell's most significant client is Alfa Romeo, and its acquisition of Berlin Cameron & Partners, a New York-based agency, in December 2001 brought with it major US-based clients, including the Coca-Cola Company, Nestle/Ralston, New York Life, the National Basketball Association, Acirca and Advertising Age.

Media investment management

The Group's worldwide media investment management companies plan, and buy media to communicate, clients' brand messages in the most effective manner using their buying power to negotiate competitive rates for space and time using sophisticated consumer and media research tools. These companies offer an integrated service covering conventional media like television, print and posters as well as digital and interactive media, sponsorship, event management and TV programming. They help clients to optimise their media spending through advice on the strategic benefit of each medium (e.g., TV, print, internet, radio, etc.), and passing economies of scale in the purchasing of media time and space through to clients. The business is conducted through WPP's subsidiaries MindShare and Mediaedge:cia.

MindShare. MindShare, formed from the merger of the media departments of J. Walter Thompson and Ogilvy & Mather, offers media planning, buying and research services for its clients, including existing J. Walter Thompson and Ogilvy & Mather clients. MindShare rolled out its MindShare North America business in 2000 and continued to grow its multi-national network in 2001. This year, MindShare achieved new business wins of over $1 billion in billings, including client assignments from Bristol-Myers in the US, the Castrol and ARCO brands from BP on a global basis, Kraft in Europe and Asia, and Twentieth Century Fox in Canada. No single client accounted for more than 11% of MindShare's 2001 revenues. Also in 2001, Mindshare expanded and initiated new offerings in the area of research and consulting.

Mediaedge:cia. Mediaedge:cia provides integrated media planning and buying of both traditional and direct response media, and offers a range of media-related services to a client base that includes Y&R Advertising and Wunderman clients, independent clients and other agencies.

Information and consultancy

Information and consultancy activities include consumer, media, corporate communication and policy research, advertising research, pre-testing and tracking and evaluation of advertising and promotions, design and management of international market studies and new product development and testing.

To help optimise its worldwide research offering to clients, the Company's separate global research businesses, which are described below, are managed on a centralised basis under the umbrella of the Kantar Group. The principal interests comprising the Kantar Group are:

Research International is the world's largest custom research company, specialising in a wide range of business sectors and areas of marketplace information including strategic market studies, brand positioning and equity research, customer satisfaction surveys, product development, international research and advanced modelling.

Millward Brown is one of the world's leading companies in advertising research, including pre-testing, tracking and sales modelling, and offers a full range of services to help clients market their brands more effectively.

Kantar Media Research (KMR) focuses on media planning databases and new product development projects. KMR has the following principal subsidiaries and investments:

         BMRB International (BMRB) is one of Europe's largest and fastest growing full-service market research agencies. BMRB offers innovative research solutions through its network and partnerships with agencies in over 40 countries worldwide.

         IBOPE Media Information (31% ownership interest) is one of Latin America's leading media research businesses, which services national and multinational clients throughout the region in measurement and analysis of television ratings and advertising expenditures.

         AGB Italia (30% ownership interest) is a leading provider of television audience measurement systems worldwide.

IMRB International is the largest market research business in India.

Goldfarb Consultants is a leading international market research and consulting business.

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company's main businesses in this area are Burson-Marsteller , Hill and Knowlton, Ogilvy Public Relations Worldwide and Cohn & Wolfe.

Burson-Marsteller (BM). BM, founded in 1953, specialises in corporate and marketing communications, business-to-business, crisis management, employee relations and government relations. New business gains in 2001 include Texas Public Utilities, Peregrine, Sony and SAP.

Hill and Knowlton (H&K). H&K, founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services, including corporate and financial public relations, marketing communications, crisis communications, and public affairs counselling. New business gains in 2001 include Ford, Motorola and Aventis.

Ogilvy Public Relations Worldwide (OPR). OPR is a leading public relations and public affairs firm based in New York that specialises in corporate public relations, financial communications, health and medical communications, technology communications, public affairs, strategic marketing and special situations. The firm has offices in key financial, governmental and media centers as well as relationships with affiliates worldwide. New business gains in 2001 include Sun Microsystems, Dell Computers, Johnson & Johnson, Abbott and a variety of US government health education programs.

Cohn & Wolfe (C&W). C&W was established in 1970 and specialises in technology, financial services, corporate and consumer marketing, crisis management and sponsorship. New business gains in 2001 include ADP, Taco Bell, M&M/Mars, Aventis, Lego and Pfizer.

Others. The Group owns a number of other companies specialising in public relations and public affairs, including BKSH, Blanc & Otus, Buchanan Communications, Finsbury, Penn, Schoen and Berland, Robinson Lerer & Montgomery, Timmons and Company and the Wexler Group.

Branding and identity, healthcare and specialist communications

The Group's activities in this business area include branding and identity, direct marketing, sales promotions and relationship marketing, healthcare marketing and other sector marketing businesses, and specialist communications services, including strategic marketing consulting, media and technology services and new technology.

Branding and identity

The Company delivers a large range of branding and identity services through its Brand Union, a co-operative group of certain of WPP's specialist consulting brands, as well as a number of other operating subsidiaries, including Landor Associates, The Partners and BrownKSDP. These companies provide complementary services, including space planning, retail and work interiors, point-of-sale displays, marketing literature, annual reports and corporate literature, packaging and brand and corporate identity.

The Brand Union. The goal of the Brand Union, formed in 2001, is to build a group of leading consulting brands capable of meeting all the brand, identity and design needs of the world's most demanding brand owners. It comprises a diverse portfolio of consulting and creative businesses, including Enterprise IG, Eurosem, The Clinic, Addison Corporate Marketing, BDG McColl, BPRI, Coley Porter Bell, icon, Dovetail, Lambie-Nairn, Oakley Young, WalkerGroup/CNI, Warwicks and newly acquired MJM Creative and MCA Communicates.

Landor Associates (Landor). Landor is a leading branding consultancy and strategic design firm. Landor creates, builds and revitalises clients' brands and helps position these brands for continued success. Landor's branding and identity consultants, designers and researchers work with clients on a full range of branding and identity projects, including corporate identity, packaging and brand identity systems, retail design and branded environments, interactive branding and design, verbal branding and nomenclature systems, corporate literature, brand extensions and new brand development. Landor, headquartered in San Francisco, was founded in 1941. In 2001, Landor launched major programs for such clients as H&R Block, Merck, Altria, FedEx, Morgan Stanley, RWE, Charles Schwab and Hewlett-Packard and gained new clients, including Wrigley's, Guinness UDV, Belgacom, Pfizer, AstraZeneca, Lego, Disney and Malaysia Airlines.

Direct, promotion and relationship marketing

The Company has a number of operating businesses in this category, including:

- OgilvyOne Worldwide, including its interactive unit, Ogilvy Interactive, is a worldwide direct marketing group, providing direct mail, database marketing and direct response advertising techniques.

- Wunderman is an integrated marketing solutions company that delivers customer relationship management services to its clients. Wunderman combines strategic consulting data-driven and creative marketing services, the Internet, and the latest information technologies to drive and measure business results for its clients.

- KnowledgeBase Marketing (KBM) is a single source provider of integrated information-based marketing solutions to businesses in targeted high-growth industries. KBM delivers its integrated business solutions services by creating consolidated databases, and then designing, implementing and evaluating database marketing programs for clients. KBM's capabilities include data warehousing, data mining, information services and data analysis.

- A. Eicoff & Co. specialises in targeted cable and broadcast television advertising.

- EWA specialises in customer service and loyalty support programs, with units specialising in government, education, the automobile industry, retail and agriculture.

- Savatar specialises in marketing and technology, and acts as a single source for business technology, interactive strategy, and database and call center marketing.

- VML, headquartered in Kansas City, specialises in full service integrated on-line and traditional advertising.

Healthcare

The Company has extensive expertise in healthcare marketing and communications services. CommonHealth and Sudler & Hennessey offer two of the most comprehensive specialist healthcare communications networks in the world.

Specialist communications

Strategic marketing consulting

The Company's strategic marketing services assist clients in identifying and anticipating changes in the business and marketing environment, as well as devising appropriate marketing strategies. The resources of the strategic marketing services businesses are also utilised by the Company's other operating subsidiaries. The Company's operating businesses in this category include Management Ventures, Glendinning and the Henley Centre.

Sector marketing

The Company organises its sector marketing businesses under the following divisions: Corporate/B2B, Demographic Marketing, Employer Branding/Recruitment, Foodservice, Investor Relations, PR & Sports Marketing, Real Estate and Technology. The Company's operating businesses in this category include:

- Banner Corporation is a European marketing communications firm specialising in the technology sector.

- Mendoza Dillon & Asociados specialises in advertising for the Hispanic community and provides clients with integrated marketing services in this fast-growing specialist market.

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

- The Bravo Group and Kang & Lee create multi-cultural marketing and communications programs targeted to the fast-growing US Hispanic and Asian communities, respectively. Their multi-disciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing.

- PRISM, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

Media and technology services

The Company's operating businesses in this category include:

- Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

- The Farm, headquartered in the UK, is a film and video production services company.

New Technology

New Technology is predominantly made up of wpp.com but also includes Wunderman and Y&R 2.1. wpp.com is the parent company for the Group's interactive activities. It was set up during 1999 to accelerate the development of interactive capabilities and revenues by facilitating knowledge sharing across Group companies. The functions of the wpp.com companies include website development, e-commerce strategy, market research, online brand development, online media planning and buying, and public relations for start-ups and established companies building "clicks and mortar" operations.

Manufacturing

The original business of the Company remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications. The Company's revenues from manufacturing activities in 2001 were less than 1% of the Company total.

WPP Group plc

WPP, the parent company, develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. WPP's activities as parent company are increasingly focused on non-financial areas such as human resources, property, procurement, information technology and practice development. Management believes that there is a significant opportunity to add value to the Group's clients and its people by developing relationships between Group companies and encouraging cross referrals of clients among the Group companies and that the parent company is best placed to coordinate this work. WPP also continues to perform the traditional financial roles of planning, budgeting, reporting, control, treasury, tax, mergers and acquisitions and investor relations. The parent company operates with a relatively small team of approximately 160 people at the center, predominantly based in London and New York, with some support in Hong Kong and Sao Paulo.

WPP Strategy

The Group has three strategic priorities. In the short term, to weather the recession; in the medium term, to continue to successfully integrate the mergers with Young & Rubicam and Tempus; and finally, in the long term, to continue to develop its businesses in the faster growing geographical areas of Asia Pacific, Latin America, Central and Eastern Europe, Africa and the Middle East and in the faster growing functional areas of marketing services, particularly direct, interactive and market research.

The Group has established the following financial and strategic objectives:

- To continue to raise operating margins to the levels of the best performing competition, from 14% in 2001 to 15% in 2002 and to 15.5% by 2003. In addition, the Group's longer-term objective, beyond 2003, is to raise operating margins beyond 15.5% and up to 20%.

- To continue to increase the flexibility in the Group's cost structure. Variable staff costs, freelance and consultants' fees fell to approximately 5% of revenues from approximately 7%. The Group aims to rebuild this ratio.

- To improve share owner value by optimising the investment of the Company's cash flow across the alternatives of capital expenditure, mergers and acquisitions, dividends and share buy-backs.

- To continue to develop the role of WPP as a parent company, beyond that of a financial holding or investment company. The key added value areas that WPP has identified are human resources, property, procurement, information technology and practice development.

- To place greater emphasis on revenue growth by better positioning the Group's revenue portfolio in faster-growing functional areas and geographic markets.

- To improve still further the quality of our creative output by stepping up training and development programs; by recruiting the finest talent from outside; by celebrating and rewarding outstanding creative success; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies' achievements in winning creative awards.

Clients

The Company's structure of independent, autonomous companies and associates allows it to provide a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients and to serve their increasingly complex and diverse geographic needs. The Company serves over 330 national and multinational clients in three or more service disciplines and the Company works with more than 150 of these clients in four disciplines. All together, the Company now serves over 300 of the Fortune Global 500 clients, over one-half of the Nasdaq 100, and over 30 of the Fortune e-50, and works with well over 100 clients in six or more countries. The Company's ten largest clients in 2001 were American Express, AT&T, Ford, IBM, Johnson & Johnson, Pfizer, Philip Morris, Qwest, Sears and Unilever. Together, such clients accounted for approximately 27% of the Company's revenues in 2001. No client of the Company represents more than 9% of the Company's aggregate revenues. The Company has maintained long-standing relationships with many of its clients, with the average length of relationship for the top 10 clients approximately 50 years.

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

Acquisitions

On November 6, 2001, the Company finalised its acquisition of Tempus. The consideration was satisfied principally by (Pounds)369 million in cash. Further details regarding the acquisition of Tempus are given in Note 26 of the Notes to the Consolidated Financial Statements.

Total cash spent on acquisitions and investments in 2001 was (Pounds)736 million. In addition to completing the Tempus acquisition, the Company or its operating companies acquired or made an investment in a number of companies in 2001, including:

                                                                       Branding and identity, healthcare
Advertising and media investment management          Country           and specialist communications         Country
-------------------------------------------          -------           -----------------------------         -------
AD Venture Worldwide                                 Korea             Black Cat                             UK
Berlin Cameron & Partners                            USA               CB'a                                  France
Cheetham Bell                                        UK                Dr Schlegel                           Switzerland
DCS Comunicacoes                                     Brazil            Forward                               UK
Gitam SA                                             South Africa      Glendinning                           UK
JWT Digital                                          Germany           Information Design Unit               UK
Manreklamcilik                                       Turkey            Maxx Marketing                        Hong Kong
Master Comunicacao                                   Brazil            MCA                                   UK
Maximize                                             Japan             MJM Creative Services                 USA
SicolaMartin                                         USA               The Identity Business                 Ireland
Taivas                                               Finland           VML                                   USA
Tempest Online Marketing                             UK

Information and consultancy                          Country           Public relations and public affairs   Country
---------------------------                          -------           -----------------------------------   -------
Delfo                                                Italy             AKKA                                  France
icon brand navigation                                Germany           Communique PR                         UK
Impact                                               South Africa      Concept Consulting                    France
JFC                                                  France            Deen+Black                            USA
Mediafax                                             Puerto Rico       Finsbury                              UK
Ziment Associates                                    USA               Howorth Communications                Australia
                                                                       Parkers & Partners                    Australia

                                                                       Penn, Schoen and Berland              USA
                                                                       ProMarc                               USA
                                                                       Springbok Technologies                USA
                                                                       Synergy                               Korea


In the first quarter of 2002 the Group completed acquisitions in advertising and media investment management in the United Kingdom, China and Finland; in information and consultancy in Thailand; in public relations and public affairs in Japan; and in sports marketing in Germany.

Compensation

In order to attract and retain high quality talent in all areas of its operations, WPP has established certain incentive plans to provide a more flexible cost structure for the Company and to permit a stronger link between longer term sustained performance and the level of staff remuneration. Base salaries are established within 15% of the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration. WPP believes that the Company provides competitive total compensation packages to its executives, placing great emphasis on the flexible portion of compensation.

Key employees of each of the principal operating companies within the Group participate in annual incentive compensation plans under which a significant portion of their total compensation is directly related to the financial performance of their own company, division, client or functional responsibility. Individual bonuses are determined on the basis of achievements against individual performance objectives encompassing key strategic and financial performance criteria, including the level of co-operation among operating companies. In addition, a number of the most senior executives in the Company participate in long-term incentive plans under which awards are payable in a combination of cash and an interest in WPP ordinary shares, depending on the achievement of three-year financial performance targets, including conversion of revenue to profit targets, operating margin targets and staff costs to revenue ratio targets. Certain executives in the Group are also members of the WPP Group "Leaders", "Partners" or "High Potential Group" and receive grants of fair market value WPP share options exercisable three years from the grant date assuming that specific performance conditions are met including certain financial performance targets and targets for cooperation across WPP's operating companies.

In connection with WPP's emphasis on promoting cooperation and cross referrals among the Group companies, in 1997 WPP implemented a worldwide share ownership program for all Company employees with over two years' of service in 100% owned companies, and a partnership program rewarding outstanding examples of collaboration across various operating companies within the Group, with the objective of adding value to the Company's clients' businesses. Both these initiatives have continued in 2002. Since its adoption, grants have been made annually under the worldwide share ownership program and as at May 9, 2002 options under this plan had been granted to more than 26,000 employees for in excess of 11.1 million ordinary shares of the Company.

Including outstanding options, interests in WPP restricted stock, stock already owned and holdings of the Employee Stock Ownership Plan, people working in the Group currently own, or have interests in, in excess of 78 million ordinary WPP shares representing nearly 7% of the issued share capital of the Company.

The Leadership Equity Acquisition Plan (LEAP) was approved by share owners on September 2, 1999. Nineteen executives of the Group currently participate in the plan. Under the terms of LEAP, the participants may earn matching shares over a five-year performance period, based on the Group's relative total share owner return as compared with other major listed companies in the Company's industry.

Although still applicable to other key management employees, there is no current intention to make further option grants to executive directors, including the Group chief executive. See Item 6-Directors, Senior Management and Employees.

Training

Many of the companies within the Group offer formal training programs for new employees. In particular, J. Walter Thompson, Ogilvy & Mather, Research International, Millward Brown, Center Partners and Hill & Knowlton have been actively engaged for many years in the training and development of their personnel. The companies conduct various educational programs, such as seminars and workshops, in the United States and abroad, and have various other formal programs for interchanging ideas, materials and experiences among their offices. The parent company has initiated a number of multi-company seminars and workshops aimed at senior employees. These have covered areas such as integrated marketing, organisational development, management and leadership skills, retailing and creativity.

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

         Location                                             Use                                 Approximate square footage
         --------                                             ---                                 --------------------------

         Worldwide Plaza, New York, NY                        Ogilvy & Mather, MindShare                  675,700

         466 Lexington Avenue, New York, NY                   J. Walter Thompson                          456,100

         230 Park Ave South, New York, NY                     BM, Bravo, Landor, S&H                      323,400

         900 North Michigan Avenue, Chicago, IL               J. Walter Thompson, OPR                     198,200

         233 North Michigan Avenue, Chicago, IL               Y&R Advertising, Wunderman, BM,
                                                              Cohn & Wolfe                                122,100

         500 Woodward Avenue, Detroit, MI                     J. Walter Thompson, MindShare               183,300

         825 Seventh Avenue, New York, NY                     Mediaedge:cia                               109,800

         10 Cabot Square, Canary Wharf, London, UK            Ogilvy & Mather                             104,200

         675 Avenue of the Americas, New York, NY             Wunderman                                    92,500

         Greater London House, London, UK                     Y&R Advertising, Wunderman                   89,700


The Company actively manages its rental costs to revenue ratio and believes that it is still capable of achieving significant improvements in this area. The Group continues to implement the WPP Space Program, which seeks to improve the return on the Company's annual investment of approximately $460 million in its property, by improving communications, speed of response and efficiency, through new design and layout of its premises.

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5 -Operating and Financial Review and Prospects. As of December 31, 2001, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company's consolidated financial statements was approximately (Pounds)195.7 million ($284.6 million).

See Note 2 of Notes to the Company's Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of December 31, 2001, under non-cancellable operating leases of the Company.

Government regulation

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

Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising and public relations and public affairs firms and their clients. Though the Company does not expect any existing, proposed or future regulations to materially adversely impact the Company's business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In light of these and other uncertainties, the forward-looking statements included in the document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved.

Impact of Exchange Rate Fluctuations

The Company's reporting currency has always been the UK pound sterling. However, the Group's significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. Its principal borrowing currencies are US dollars, pounds sterling and euros.

To neutralise foreign exchange impact and to better illustrate the underlying improvement in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into UK Sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into UK Sterling at a budget, or "constant", foreign exchange rate).

Significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at December 31, 2001. No speculative foreign exchange trading is undertaken.

Overview

The following discussion is based on the Company's audited Consolidated Financial Statements included elsewhere in the document. The Consolidated Financial Statements have been prepared in accordance with UK GAAP. See pages F-18 to F-19 of Notes to the Consolidated Financial Statements, which contain a discussion of the principal differences between UK and US GAAP relevant to the Company.

Outlook

The Company's budgets for 2002 have been prepared on a conservative basis largely excluding new business particularly in advertising and media investment management. They predict flat like-for-like revenue in comparison to 2001 numbers and a stronger second half of the year relative to the first, driven by comparables. They also indicate advertising and media investment management revenue may fall 3% counterbalanced by marketing services revenue growth of 3%, primarily driven by comparative strength in information & consultancy, healthcare and direct.

Revenues for the first three months of 2002 decreased by over 1% compared to last year in constant currency (decreased by over 2% on a reportable currency basis and almost 9% on a like-for-like basis). Net debt at March 31, 2002 was (Pounds)1,505 million, compared to (Pounds)987 million at March 31, 2001. In the twelve months ended March 31, 2002, the Group's free cash flow (as defined below in the Cash Flows section) was (Pounds)502 million. Over the same period, the Group's expenditure on capital, acquisitions, share purchases and dividends was (Pounds)928 million. Net interest costs will be improved following the issue of the 2% (Pounds)450 million Five Year Convertible Bond in April 2002.

The Group continues to focus on its key objectives of improving operating profits and margins, increasing cost flexibility (particularly in the areas of staff and property costs), using free cash flow to enhance share owner value, continuing to develop the role of the parent company in adding value to its clients and employees, developing its portfolio in high revenue growth geographic and functional areas and improving its creative quality and capabilities. The Company does not believe that there is any functional, geographic, account concentration or structural reasons that should prevent the Group from achieving operating margins of 15.5% by 2003. The two best-performing listed competitors in the industry are or have been at margins of 15-16%.

Fiscal 2001 Compared with Fiscal 2000

As a result of the worldwide recession which started in the United States in the fourth quarter of 2000 and the impact of the tragedy of September 11, the worldwide advertising industry shrank by approximately 5% in 2001, with marketing services also down a similar amount. This sharp downturn affected the United States most significantly, but also impacted Europe, Asia Pacific and Latin America. From a communications services sector perspective, public relations and public affairs has been most affected by the recession. Branding & identity, healthcare and specialist communications was somewhat affected, with healthcare and direct, a part of specialist communications, being more resilient. Advertising and media investment management has been less affected than anticipated and information and consultancy continues to grow relatively strongly.

Revenues and Operating Income - Revenues increased by 35% on a reportable currency basis in 2001 to (Pounds)4,021.7 million from (Pounds)2,980.7 million in 2000. On a constant currency basis, the revenue increase was 33%. The pattern of revenue growth varied by communications services sector and regionally. By discipline, advertising and media investment management revenue increased 30.8%, information and consultancy 14.4%, public relations and public affairs 49.3% and branding and identity, healthcare and specialist communications 43.1%. Regionally, North America revenue increased 32.8%, Continental Europe 46.7%, Asia Pacific, Latin America, Africa and the Middle East 33.9% and the United Kingdom 17.7%. Pro forma for the merger with Young & Rubicam constant currency revenue was up over 1%. On a like-for-like basis, excluding all acquisitions, revenue was down by 3%.

Reported operating income (including associate income) rose by almost 31% to (Pounds)546.3 million in 2001 from (Pounds)417.4 million in 2000. Reported operating margins remained relatively flat at 14%. Operating income on a constant currency basis rose by over 30%. Reported operating costs rose by over 39% and by over 37% in constant currency. However, like-for-like total operating and direct costs were down 3.5% on the previous year. Operating margins before short and long-term incentive payments (totalling (Pounds)81 million, or over 12% of operating profit before bonus and taxes) fell to 16% from 18%, reflecting the impact of more difficult trading conditions and of the Group's pay-for-performance compensation strategy. On a reported basis, the staff cost to gross margin ratio, excluding severance and incentives, rose to 56.5% from 54.1%. Variable staff costs as a proportion of total staff costs decreased to 8.2% in 2001 from 12.1% in 2000 and, as a proportion of revenues, decreased to 4.6% from 6.6%, reflecting the impact of the recession in 2001. During 2001, (Pounds)22.5 million of excess provisions established in respect of acquisitions completed in 1999 and prior years were released to the income statement within operating income, compared to (Pounds)7.9 million in 2000. Management believes that the quality of earnings was not in any way impacted as a result of these provision releases as there were a number of charges within operating income that, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally consisted of increased severance expenses and bad debt write offs that were caused by the deterioration in the economic environment in the Group's major markets.

The Group wrote down fixed asset investments related to non-core minority investments in new media companies and other technology ventures, totalling (Pounds)70.8 million, in light of the collapse in technology equity valuations. Write-downs were based upon market values at December 31, 2001 for listed holdings and on valuations utilised for latest funding rounds together with latest trading information for unlisted investments. Businesses that are in financial difficulties and have ceased trading or are shortly expected to cease trading have been fully written down. The Company also recognized a net gain of (Pounds)6.8 million on the disposal of shares in Singleton Group Limited and Chime Communications PLC and the investment in Symmetrical Holdings Inc.

Interest expense - In reported currency, net interest expense, including a notional charge for the early adoption of Financial Reporting Standard No. 17, Retirement Benefits ("FRS 17"), increased to (Pounds)71.3 million from (Pounds)51.7 million, reflecting increased profitability more than offset by debt acquired, the increased level of acquisition activity and share repurchases. Interest cover was 7.9x in 2001, compared to 8.4x in 2000 (restated for the impact of FRS 17).

Taxes - The Company's tax rate on profits for the year ended December 31, 2001 was 30.7%, compared to 30.0% in 2000. Excluding the impact of the investment gains and other items as set out in Note 4 of the Notes to the Consolidated Financial Statements, the tax rate on profits was 28%.

Net income - Net income available to ordinary share owners was (Pounds)271.2 million in the year ended December 31, 2001 against (Pounds)244.7 million in 2000.

Fiscal 2000 Compared with Fiscal 1999

Revenues and Operating Income - Revenues increased by 37.2% on a reportable currency basis in 2000 to (Pounds)2,980.7 million from (Pounds)2,172.6 million in 1999. On a constant currency basis, the revenue increase was almost 33% with strong growth in all disciplines

(advertising and media investment management 33.8%, information and consultancy 19.8%, public relations and public affairs 75.6% and branding and identity, healthcare and specialist communications 27.6%) and regions (North America 29.8%, Continental Europe 47.2%, Asia Pacific, Latin America, Africa and the Middle East 38.2% and the United Kingdom 22.5%). Non-advertising activities represented 53% of revenues in both years. On a like-for-like basis (including Y&R for the final quarter of 2000), revenues rose by almost 15%.

Reported operating income (including associate income) rose by 43% to (Pounds)417.4 million in 2000 from (Pounds)292.3 million in 1999. Reported operating margins increased from approximately 13% to approximately 14%. Reported operating costs including direct costs rose by over 36% and by 32% in constant currency. On a like-for-like basis, total operating and direct costs were up over 14% on the previous year. Operating margins before short and long-term incentive payments (totalling (Pounds)118 million, or over 22% of operating profit before bonus and taxes) rose to 18% from 16.7%. On a reported basis, the staff cost to gross margin ratio excluding severance and incentives fell to 54.1% from 54.4%. Variable staff costs as a proportion of total staff costs increased to 12.1% in 2000 from 11.5% in 1999 and, as a proportion of revenues, increased to 6.6% from 5.8%, increasing flexibility in the cost structure.

Interest expense - In reported currency, net interest expense, including the effect of FRS 17 adoption, increased from (Pounds)36.9 million to (Pounds)51.7 million, reflecting increased profitability more than offset by rising US dollar interest rates, debt acquired, the increased level of acquisition activity and share repurchases. Interest cover was 8.4x in 2000, compared to 7.9x in 1999. Both periods have been restated for the impact of FRS 17.

Taxes - The Company's tax rate on profits for the year ended December 31, 2000 was 30.0%, the same as in the previous year.

Net income - Net income available to ordinary share owners was (Pounds)244.7 million in the year ended December 31, 2000 against (Pounds)172.8 million in 1999.

Liquidity and Capital Resources

General The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share buybacks and dividends. The Company has decided to increase the dividend by 20% to 4.5p per share, which is almost seven times covered by earnings. In addition, as current opportunities for cash acquisitions may be limited particularly in the US, the Company will continue to commit (Pounds)150-(Pounds)200 million for share buy-backs in the open market, when market conditions are appropriate. Such annual rolling share repurchases would represent approximately 2-2.5% of the Company's share capital. For a breakdown of the Company's sources and uses of cash see the "Consolidated Statements of Cash Flows" included as part of the Company's Consolidated Financial Statements in Item 18 of this Report.

Liquidity risk management The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of average gross borrowing levels and debt maturities are closely monitored.

Eurobond During 2001, the Company issued (euro)1 billion of bonds, consisting of
(euro)650 million at 6.0% due 2008 and (euro)350 million at 5.125% due 2004.

USA bond The Company has in issue $200 million of 6.625% Notes due 2005 and $100 million of 6.875% Notes due 2008.

Revolving credit facilities The Company's debt is also funded by a five-year $750 million Revolving Credit Facility signed in September 2001. A new facility of (Pounds)360 million was arranged to acquire Tempus; however, this facility was repaid in April 2002 with proceeds from the April 2002 convertible bond issuance discussed below. The Company's syndicated borrowings drawn down under these arrangements averaged $533.7 million during the year at an average rate of 4.7% inclusive of margin. Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

Interest on the majority of the Company's borrowings, other than the USA bond and the Eurobond, is payable at a margin of between 0.4% and 0.6% over relevant LIBOR. As of December 31, 2001, interest is hedged for $250 million of borrowings at US dollar LIBOR rates of 6.25% or less (excluding margin costs). $50 million of these interest rate protection agreements matured in January 2002. The remainder matures in January 2003. Additionally, as of December 31, 2001, the Company has entered into a (euro)400 million interest rate swap effectively converting 6% fixed rate debt to floating rate payable at EURIBOR plus a margin of 0.81% through its maturity in June 2008.

Working capital facility The Company also has a receivables securitization program to fund working capital needs, currently in the amount of $357 million, which was renegotiated in November 2001. Within the Group's working capital facility, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts, held by one of the Group's subsidiaries, to a trust for the benefit of the providers of this working capital facility. The financing provided against the pool takes into account the risks that may be attached to individual debtors and the expected collection period.

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The providers of the financing have confirmed in writing that, in the event of default in payment by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

Gross debts of (Pounds)331.0 million, less non-returnable proceeds of (Pounds)82.5 million are included in debtors within the Group's working capital facilities at December 31, 2001, compared to (Pounds)464.9 million of gross debts, less non-returnable proceeds of (Pounds)231.6 million, at December 31, 2000.

Convertible debt In October 2000, with the purchase of Young & Rubicam, the Group acquired $287.5 million of 3% Convertible Notes due January 15, 2005. At the option of the holder, the notes are convertible into WPP ordinary shares, represented by ADSs at a conversion price of $87.856 per ADS. The notes may be redeemed at WPP's option on or after January 20, 2003. Additionally, under certain circumstances, holders of the notes may have the right to require WPP to repurchase the notes. Interest on the notes is payable on January 15 and July 15 of each year, beginning on July 15, 2000. The notes are unsecured obligations of Y&R and are guaranteed by WPP.

In April 2002, the Group issued (Pounds)450 million of 2% convertible bonds due April 2007. These bonds are initially convertible into WPP ordinary shares at a share price of (Pounds)10.75. Because the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to (Pounds)11.33 per share. The proceeds were used to repay indebtedness incurred in connection with the Tempus acquisition and for general corporate purposes. Also in April 2002, the Company entered into a two-year US dollar-Euro cross-currency swap transaction with a notional amount of $235 million.

We believe that cash provided by operations and funds available under our credit facilities will be sufficient to meet the Group's anticipated cash requirements as presently contemplated.

See Note 8 of Notes to the Consolidated Financial Statements, which contains an analysis of net funds with debt analysed by year of repayment.

Contractual Obligations

The following summarises the Company's estimated contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods:

------------------------------------------------------------------------------------------------------------------------
                                                                                    Between one and
                                                  Total         Within one year       five years       Over five years
                                               ((Pounds)m)        ((Pounds)m)         ((Pounds)m)        ((Pounds)m)
Contractual Obligations:
Long-term debt/1/                               1,227.6                                  767.7              459.9
Operating leases                                  226.2               41.0                92.9               92.3
Estimated obligations under acquisition
 earnouts                                         288.2              103.1               185.1
                                            ----------------------------------------------------------------------------

TOTAL                                           1,742.0              144.1             1,045.7              552.2
------------------------------------------------------------------------------------------------------------------------

  1. In addition to long-term debt, the Company has short-term bank loans and overdrafts at December 31, 2001 of (Pounds)319.9.

Cash Flows

2001 As at December 31, 2001, the Group had net debt of (Pounds)885 million compared with net debt of (Pounds)25 million at December 31, 2000, following cash expenditure of (Pounds)736 million on acquisitions and investments and (Pounds)103 million on share repurchases. Net debt averaged (Pounds)834 million in 2001, up (Pounds)411 million against (Pounds)423 million in 2000.

Cash flow remained strong as a result of increased profits and daily management of working capital. In 2001, operating profit was (Pounds)506 million, capital expenditure of (Pounds)118 million, depreciation and amortisation of (Pounds)125 million, tax paid of (Pounds)78 million, interest and similar charges paid of (Pounds)46 million and other net cash inflows of (Pounds)115 million. Free cash flow (before movements in working capital) available for debt repayment, acquisitions, share buybacks and dividends was therefore (Pounds)504 million. This free cash flow was more than absorbed by acquisition payments and investments of (Pounds)736 million, share repurchases and cancellations of (Pounds)103 million and dividends of (Pounds)44 million.

2000 As at December 31, 2000, the Group had net debt of (Pounds)25 million compared with net cash of (Pounds)92 million at December 31,1999, following cash expenditure of (Pounds)247 million on acquisitions and investments and (Pounds)94 million on share repurchases and long-term debt acquired of (Pounds)195 million from Young & Rubicam.

Net debt averaged (Pounds)423 million in 2000, up (Pounds)217 million against (Pounds)206 million in 1999. The average debt figures for 2000 include the impact of the Young & Rubicam long-term convertible bond of (Pounds)195 million for the final quarter.

Cash flow continued to improve as a result of improved profitability and management of working capital. In 2000, operating profit was (Pounds)379 million, capital expenditure of (Pounds)112 million, depreciation and amortisation of (Pounds)79 million, tax paid of (Pounds)81 million, interest and similar charges paid of (Pounds)57 million and other net cash inflows of (Pounds)84 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore (Pounds)292 million. This free cash flow was more than absorbed by acquisition payments and investments of (Pounds)247 million, share repurchases and cancellations of (Pounds)94 million and dividends of (Pounds)26 million.

Manufacturing

Gross profit in 2001 was flat with operating profit and margins up slightly at the Group's manufacturing division, compared to the year ended 2000. In 2000 revenues and operating profit increased slightly, compared to the year ended 1999.

Capital Structure

At December 31, 2001, the Company's capital base was comprised of 1,149,583,610 ordinary shares of 10 pence each.

Excess Space

With the recession, the task of eliminating under-utilised property costs has again become a priority. The Group occupied approximately 14 million square feet worldwide, at a total establishment cost of $466 million in 2001. Approximately one million square feet at an annual cost of $39 million is under-utilised currently, mainly in the US. Despite the traditional inflexibility of property costs, approximately one million square feet of the Group's property portfolio is scheduled for renewal or termination in the US in the next two years.

Inflation

As in 2000 and 1999, in management's opinion the effect of inflation has not had a material impact on the Company's results for the year or financial position as at December 31, 2001.

Economic and monetary union in Europe ("EMU")

As of January 1, 2002, the Group's European companies introduced the euro as the sole functional currency of participating countries in 2002. The Group's information systems were updated, with costs being expensed as incurred. No material effect on trading performance was experienced from the introduction of the euro. The Group does not anticipate changing its reporting currency to the euro until the UK decides to join the EMU.

US GAAP

The Company's Consolidated Financial Statements included elsewhere herein have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For the year ended December 31, 2001 net income under US GAAP was (Pounds)79.2 million compared with net income of (Pounds)122.9 million for the same period in 2000. The corresponding figures under UK GAAP were net income of (Pounds)271.2 million and (Pounds)244.7 million, respectively. Share owners' funds, (i.e. shareholders' equity), under US GAAP at December 31, 2001 were (Pounds)4,141.4 million, as compared with share owners' funds of (Pounds)3,599.8 million under UK GAAP. See pages F-18 to F-19 of Notes to the Consolidated Financial Statements for a discussion of the principal differences between US GAAP and UK GAAP that affect the Group's financial statements.

Accounting for Derivative Instruments and Hedging Activities

The Group adopted Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards in the United States requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The derivative financial instruments held by the Group are not designated and do not qualify as accounting hedges resulting in the changes in the fair value of the derivative financial instruments being recognised in earnings. Accordingly, the reconciliation to US GAAP on pages F-18 to F-19 reflects the impact, under US GAAP, on net income and share owners' funds due to changes in the fair value of the Group's derivative financial instruments.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued FAS 141, Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 141, which supersedes Accounting Pronouncement Bulletin ("APB") Opinion No. 16, Business Combinations (APB 16), requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and intangible assets in business combinations accounted for using the purchase method that are completed after June 30, 2001. The adoption of FAS 141 was not material to the Group's 2001 results of operations and financial position. FAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. FAS 142 supersedes APB 17, Intangible Assets. Under the provisions of FAS 142, effective January 1, 2002, companies are no longer required to amortise goodwill and other intangibles that have indefinite lives. Instead, these assets will be subject to testing at least annually for impairment. Other intangible assets will continue to be amortised over their useful lives in accordance with the new standard. The Group adopted FAS 142 effective January 1, 2002. The Group is currently evaluating the effect that such adoption may have on its results of operations and financial position and expects to complete the required impairment testing by June 30, 2002.

In August 2001, the FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 establishes a single accounting model for the impairment of long-lived assets, including discontinued operations. FAS 144 supersedes both FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the Group's results of operations and financial position.

Critical Accounting Policies

The Company's significant accounting policies are described in the first section of Notes to the Consolidated Financial Statements, entitled "Accounting Policies". The Company believes these accounting policies are critical to the accuracy of the more significant judgments and estimates used in the preparation of its consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors and executive officers of the Company as of May 9, 2002 are as follows:

Philip Lader, age 55: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St. James's from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President's Cabinet and as White House Deputy Chief of Staff. Previously he was executive vice president of the company managing the late Sir James Goldsmith's US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley International, a director of RAND and AES Corporations, a trustee of the British Museum, and chairman of the American Associates of the Royal Academy of Arts.

Sir Martin Sorrell, age 57: Group chief executive. Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Colefax & Fowler Group plc and a member of the Nasdaq board.

Paul Richardson, age 44: Group finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group's worldwide finance function, including external reporting, taxation, procurement, property and treasury. Previously he spent six years with the central team of Hanson plc financing major acquisitions and disposals. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and Singleton Group in Australia, both of which are companies in which the Group has an interest.

Brian Brooks, age 46: Chief human resources officer. Brian Brooks joined WPP in 1992. He is responsible for the recruitment and development of senior talent throughout the Group, as well as career and succession planning for key people. He manages WPP stock ownership plans, as well as incentive and total remuneration programs, in partnership with each WPP Company. Previously he was a partner in Towers Perrin in New York and London. He is a lawyer and is admitted to practise law. In November 2001, Brian Brooks gave notice of his intention to retire from the Board.

Eric Salama, age 41: Group director of strategy and chief executive of wpp.com. Eric Salama joined the parent company in 1994 and the Board in 1996. He is responsible for developing and implementing the Group's strategy and for its digital operations. He is an advisor to the UK Government in the fields of creative and media industries and education and a Trustee of the British Museum. Previously he was joint managing director of the Henley Centre, a WPP company.

Jeremy Bullmore, age 72: Non-executive director. Jeremy Bullmore was appointed a director in 1988 after 33 years at J. Walter Thompson, London, the last 11 as chairman. He was chairman of the Advertising Association from 1981 to 1987 and continues to write and lecture extensively on marketing and advertising.

Esther Dyson, age 50: Non-executive director. Esther Dyson was appointed a director in 1999. She is chairman of EDventure Holdings, the pioneering US-based information technology and new media company. She is an acknowledged luminary in the technology industry, highly influential in her field for the past 16 years, with a state-of-the-art knowledge of the emerging information technology industry worldwide and the emerging computer markets of Central and Eastern Europe. An investor as well as an observer, she sits on the boards of Manugistics, IBS Group, Scala Business Solutions and CV-Online among others.

Warren Hellman, age 67: Non-executive director. Warren Hellman was appointed a director in 2000 and had been a director of Young & Rubicam since December 1996. He is chairman of Hellman and Friedman LLC, a private investment company he founded in 1984. Previously, Mr. Hellman was a general partner of Hellman, Ferri Investment Associates, Matrix Management Company, Matrix II Management Company, and Lehman Brothers. At Lehman Brothers he served as president, as well as head of the Investment Banking Division, and chairman of Lehman Corporation. He is currently a director of Levi Strauss & Co., Sugar Bowl Corporation, D. N. & E. Walter & Co, and the Nasdaq Stock Market Inc. He is chairman of the San Francisco Foundation, Trustee Emeritus of the Brookings Institution, and member of the University of California, Berkeley Walter A. Haas School of Business Advisory Board.

Masao Inagaki, age 79: Non-executive director. Masao Inagaki was appointed a director in 1998 following WPP's equity investment in Asatsu-DK, Japan's third largest advertising and communications company. He founded Asatsu in 1956 and has been chairman and group chief executive officer since 1992. He is also vice president of the Japan Advertising Agencies Association. In January 1999, Asatsu Inc. became Asatsu-DK as a result of Asatsu's merger with DIK.

John Jackson, age 72: Non-executive director. John Jackson was appointed a director in 1993. He is chairman of Celltech Group plc and a number of other public companies. He is also deputy chairman of BHP Billiton and the non-solicitor chairman of Mishcon de Reya. He has extensive experience of a broad range of businesses, including television broadcasting, high technology industries, retailing, publishing, printing, biotechnology, electronics and pharmaceuticals.

Michael Jordan, age 65: Non-executive director. Michael Jordan was appointed a director in 2000 and had been a director of Young & Rubicam since December 1999. He is a general partner of the venture capital firm of Global Asset Capital, LLC and a partner of Beta Capital Group, LLC of Dallas, Texas. He is chairman of the National Foreign Trade Council (US), a member and former chairman of the US-Japan Business Council, chairman of the College Fund/UNCF, and chairman of the Policy Board of the Americans for the Arts. He serves on the boards of Aetna Inc., Dell Computer Corporation, i2 Technologies, Inc. and ScreamingMediaInc. He retired as chairman and chief executive officer of the CBS Corporation in 1998 after having led one of the most comprehensive transformations of a major US corporation.

Sir Christopher Lewinton, age 70: Non-executive director. Sir Christopher Lewinton was appointed a director in 2000 and had been a director of Young & Rubicam since May 1999. He was for 14 years chairman of TI Group plc, and remains a consultant to TI Group Automotive Systems. From 1970 to 1985 he was chief executive of the Wilkinson Sword Group and, in 1978, when Wilkinson Sword was acquired by Allegheny International, he joined the main board of the company and chaired Allegheny's international operations. He served as a non-executive director of Reed Elsevier from 1993 to 1999 and was a director of the Supervisory Board of Mannesman AG from 1995 to 1999. He is currently chairman of J F Lehman Europe, a US private equity firm, an advisor to Morgan Stanley Capital Partners and an advisor to Booz Allen & Hamilton Inc. He is a non-executive director of Videonet, a UK private company providing video-on-demand.

Christopher Mackenzie, age 47: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is president, chief executive and deputy chairman of TrizecHahn Corporation (TZH), one of North America's largest diversified property companies. He was previously a company officer of GE, leading GE Capital's international business development.

Stanley Morten, age 58: Non-executive director. Stanley Morten was appointed a director in 1991. He is a private investor with a focus on companies in the genomics sector of the biotechnology industry. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc in New York.

John Quelch, age 50: Non-executive director. John Quelch is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of London Business School. Professor Quelch is an expert on global business practice in emerging as well as developed markets, international marketing and human resource management, the role of the multinational corporation and the nation state, and issues at the interface of business management, public policy and society. He is also a non-executive director of easyJet plc. He was a founding non-executive director of Reebok International Ltd. and has served as a non-executive director of the three other listed companies in the US and the UK.

Terms of Directors and Executive Officers

The Company's Articles of Association provide that a director appointed since the last Annual General Meeting, or who has held office for more than 30 months since his election or re-election by the Company in general meeting (whether annual or extraordinary) shall retire from office but shall be eligible for re-election. Accordingly, Sir Martin Sorrell and Stanley Morten will retire from office at the forthcoming Annual General Meeting, but being eligible, offer themselves for re-election.

The Board has also decided that those directors who are aged 70 or over on the date of the Notice of Annual General Meeting, namely Messrs Bullmore, Jackson, Inagaki and Sir Christopher Lewinton, will retire, but being eligible, are all offering themselves for re-election.

The directors may from time to time appoint any other person to be a director. Any director so appointed shall hold office only until the next Annual General Meeting following his appointment when he shall retire but shall be eligible for re-election at that meeting.

Directors' remuneration and interests

The following information on directors' remuneration and interests is presented in accordance with UK reporting requirements.

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

For the fiscal year ended December 31, 2001 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was (Pounds)4,251,811. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries and performance-related bonuses.

The sum of (Pounds)455,324 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Directors' remuneration

The compensation of all executive directors is determined by the Compensation committee of the Board (`the Compensation committee') which is comprised wholly of independent non-executive directors. The Compensation committee is advised by independent remuneration consultants on all aspects of executive compensation as well as by the chief human resources officer.

The compensation of the chairman and other non-executive directors is determined by the Board, which is similarly advised by independent remuneration consultants and the chief human resource officer.

Remuneration of the directors was as follows/(7)/:

------------------------------------------------------------------------------------------------------------------------------
                                                        Short-term                          Long-term           Pension
                                                        incentive                       incentive plans       contributions
                                                          plans                      ----------------------------------------
                                     Salary      Other   (annual       2001      2000     2001/(3)/ 2000/(3)/   2001     2000
                                    and fees   Benefits   bonus)/(1)/  Total     Total    Total     Total       Total    Total
                                    (Pounds)   (Pounds) (Pounds)     (Pounds)  (Pounds) (Pounds)  (Pounds)    (Pounds) (Pounds)
                         Location     000        000      000          000       000      000       000         000      000
Chairmen
P Lader/(5)/                  USA       151          -      -          151          -         -        -           -         -
H Maxwell/(5)/                USA         -          -      -            -        101         -        -           -         -

Executive directors
M S Sorrell/(2)/ and /(7)/     UK       849         24      -          873      2,180         -        -         339       340
B J Brooks                    USA       231          5      -          236        352       375      476          25        23
P W G Richardson/(8)/          UK       325         21      -          346        428       456      461          33        25
E R Salama                     UK       173         21      -          194        290       359      414          17        17
M J Dolan/(5)/ and /(6)/      USA       440         10      -          450        663         -    1,676           7         1

Non-executive directors
J J D Bullmore/(4)/            UK        65         12      -           77         84         -        -           -         -
E Dyson                       USA        29          -      -           29         35         -        -           -         -
F W Hellman                   USA        29          -      -           29          7         -        -           -         -
M Inagaki/(4)/              Japan         -          -      -            -          -         -        -           -         -
J B H Jackson                  UK        30          -      -           30         30         -        -           -         -
M H Jordan                    USA        29          -      -           29          7         -        -           -         -
C Mackenzie                    UK        25          -      -           25         20         -        -           -         -
C Lewinton                    USA        25          -      -           25          6         -        -           -         -
S W Morten                    USA        34          -      -           34         33         -        -           -         -
J A Quelch/(4)/               USA        53         40      -           93         68         -        -           -         -

------------------------------------------------------------------------------------------------------------------------------
Total remuneration                    2,488        133      -        2,621      4,304     1,190    3,027         421       406
------------------------------------------------------------------------------------------------------------------------------

Notes
1. Short-term incentive plans represent bonuses awarded in respect of the year under review. Sir Martin Sorrell declined payment of his short-term incentive bonus of (Pounds)966,000, which was awarded to him by the Compensation committee on February 28, 2002, in respect of his performance in 2001. No parent company executive who participated in the Performance Share Plan for 1999-2001 was awarded or paid a short-term incentive bonus in respect of 2001.
2. The amount of salary and fees comprises the fees payable under the UK Agreement with JMS Financial Services Limited ("JMS"), which provides Sir Martin Sorrell's services to the Group outside the US, and the salary payable under the US Agreement referred to elsewhere in Item 6. With effect from July 2000 the Company has agreed to reimburse to JMS any additional employer national insurance costs arising as a result of schedule 12 to the Finance Act 2000 attributable to the difference between the amount payable to JMS under the UK Agreement and the salary payable by JMS to Sir Martin Sorrell.
3. These amounts include gains realised on the exercise of share options and, where relevant, payments under the Performance Share Plan.
4. John Quelch and Jeremy Bullmore respectively have a consulting arrangement with the Company in addition to the fee as a non-executive director and Masao Inagaki is a director and chairman of Asatsu-DK.
5. H Maxwell retired from the Board and P Lader was appointed in February 2001. M J Dolan retired in October 2001.
6. Additional information concerning Michael Dolan's service agreement and arrangements are referred to elsewhere in Item 6.
7. All amounts payable in US dollars have been converted into (Pounds) sterling at $1.4401 to (Pounds)1. The amounts paid to Sir Martin Sorrell were paid in part in US dollars and part in (Pounds) sterling.
8. Neither Paul Richardson nor the Company receive any payment from Chime Communications PLC or Singleton Group in respect of his non-executive directorships in those companies.

Directors' Interests

Ordinary Shares

Directors' interests in the Company's share capital, all of which were beneficial, were as follows(3), (5), (6):

------------------------------------------------------------------------------------------------------------------------
                                  Shares acquired                 At Dec 31,   Shares acquired
                                      through              Other    2001 or,       through       Other
                                     long-term         interests          if      long-term      interests
                      At Jan 1,   incentive plan       as at Dec    earlier,   incentive plan    acquired
                        2001 or  awards in 2001(1)      31, 2001     date of  awards in 2002(1)  (disposed
                        date of                      inc. shares  retirement                     of) since
                    appointment                        purchased    from the                        Dec 31,     At May 9,
                       if later  Vested     (sold)       in 2001  Board/(1)/  Vested     (sold)       2001)        2002
------------------------------------------------------------------------------------------------------------------------
B J Brooks              361,783   57,042  (28,527)            -      390,298    48,430  (48,430)  (120,000)     270,298

J J D Bullmore           20,065        -         -            -       20,065         -        -           -      20,065

M J Dolan             3,542,545        -         -      417,500    3,960,045
/(2)(7)(8)/

E Dyson                       -        -         -        5,000        5,000         -        -           -       5,000

F W Hellman /(2)/     1,202,045 /(9)/  -         -            -    1,202,045         -        -           -   1,202,045
/(7)/

M Inagaki /(4)/               -        -         -            -            -         -        -           -           -

J B H Jackson            12,500        -         -            -       12,500         -        -           -      12,500

M H Jordan /(7)/         20,185        -         -            -       20,185         -        -           -      20,185

P Lader /(8)/                 -        -         -        5,000        5,000         -        -           -       5,000

C Lewinton /(2)(7)/      21,745        -         -            -       21,745         -        -           -      21,745

C Mackenzie              10,000        -         -            -       10,000         -        -           -      10,000

H Maxwell /(8)/          35,000        -         -            -       35,000

S W Morten               20,000        -         -            -       20,000         -        -           -      20,000

J A Quelch               12,000        -         -            -       12,000         -        -           -      12,000

P W G Richardson        350,743   55,179  (22,073)            -      383,849    58,901  (58,901)   (35,000)     348,849
/(10)/

E R Salama /(9)/        429,576   49,584  (35,706)            -      443,454    46,290  (46,290)          -     443,454

M S Sorrell /(2)/    13,386,954        -         -            -   13,386,954         -        -      93,123  13,480,077
------------------------------------------------------------------------------------------------------------------------

Notes
1. Further details of long-term incentive plans are given elsewhere in Item 6 within the table entitled "Other long-term incentive plan awards".
2. Interests include unexercised options. In the case of Sir Martin Sorrell interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively as referred to elsewhere in Item 6, 4,691,392 shares in respect of the Capital Investment Plan ("CIP") and 1,754,520 shares in respect of the Notional Share Award Plan ("NSAP"). As referred to elsewhere in Item 6, Sir Martin Sorrell has deferred the vesting under the Performance Share Plan of 93,123 shares which would have otherwise have been due to him under the Performance Share Plan.
3. Each executive director has a technical interest as an employee and potential beneficiary in one of the Company's ESOPs in shares in the Company held under the relevant ESOP. At December 31, 2001, the Company's ESOPs held in total 48,716,092 shares in the Company, (2000: 36,208,185 shares).
4. M Inagaki is a director and chairman of Asatsu-DK, which at April 29, 2002 was interested in 31,295,646 shares representing 2.71% of the issued share capital of the Company.
5. Save as disclosed above and elsewhere in Item 6, no director had any interest in any contract of significance with the Group during the year.
6. The above Interests do not include the Interests of the executive directors in the Performance Share Plan but include shares held by them and committed to LEAP referred to elsewhere in Item 6, although they do not include any matching shares which may vest under LEAP.

7. Shares were acquired in ADS form following the completion of the merger between the Company and Young & Rubicam Inc., in accordance with the terms of the merger agreement and include the interests of Messrs Dolan, Hellman, Jordan and Sir Christopher Lewinton under Young & Rubicam incentive plans.
8. H Maxwell retired from the Board and P Lader was appointed in February 2001. M J Dolan retired from the Board in October 2001.
9. E R Salama became interested in 34,203 shares under the WPP Annual Deferred Bonus Share Plan in March 2002 and disposed of these shares on vesting.
10. P W G Richardson transferred 35,000 shares to a related party and he no longer has a beneficial interest in those shares.

Share Options

Other than as referred to in the notes elsewhere in Item 6, no director was granted options over ordinary shares or ADSs in 2001 and as at May 9, 2002 no director had any options outstanding and unexercised.

2,196,190 phantom options were granted to JMS Financial Services Limited ("JMS"), which provides Sir Martin Sorrell's services to the Group outside the US, in relation to 1993 at a base price of 52.5p per share, exercisable between April 1996 and April 2003 and 577,391 in relation to 1994 at a base price of 115p per share, exercisable in March 2004. In 1997, JMS exercised 625,000 phantom options granted in relation to 1993. This leaves 1,571,190 unexercised phantom options granted in relation to 1993. JMS has indicated that it does not intend to exercise the 1993 phantom options until March 2003, subject to good leaver and change of control provisions.

In September 2001, under the terms of his then service contract, M J Dolan was granted options over 22,612 ADSs at an exercise price of $35.38 per share exercisable between September 2004 and September 2011.

Where market value stock options are granted under any WPP stock option plan or LEAP, and such options are subject to performance conditions which may accelerate the vesting, in accordance with the requirements of fixed compensation accounting under US GAAP, such options are exercisable with no restriction other than that the participant remains employed within the Group for a period prior to the expiry of the option.

Other long-term incentive plan awards(1)

Long-term incentive plan awards granted to directors are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          Price per
                                                                                                                          share of
                                  Granted/              At Dec   Granted/                                                  vested
                          At Jan  (lapsed)    Vested       31,   (lapsed)    Vested  At May 9,                            units on
                         1, 2001   2001(5)      2001      2001    2002(5)      2002       2002                            valuation
                 Plan     Number    Number    Number    Number     Number    Number     Number        Performance Period    date (2)
------------------------------------------------------------------------------------------------------------------------------------

B J               PSP     18,545        83  (18,628)         -          -         -          -    1 Jan 1996-31 Dec 1998      365.8p
Brooks
                  PSP     29,990       110  (15,050)    15,050        142  (15,192)          -    1 Jan 1997-31 Dec 1999      981.0p
                  PSP     46,728         -  (23,364)    23,364        220  (11,792)     11,792    1 Jan 1998-31 Dec 2000      872.0p
                  PSP     50,623         -         -    50,623    (7,730)  (21,446)     21,447    1 Jan 1999-31 Dec 2001      760.0p
                  PSP     32,185         -         -    32,185          -         -     32,185    1 Jan 2000-31 Dec 2002         n/a
                  PSP          -    24,225         -    24,225          -         -     24,225    1 Jan 2001-31 Dec 2003         n/a
                 LEAP    272,600         -         -   272,600          -         -    272,600    1 Jan 1999-31 Dec 2003         n/a
                 LEAP          -    77,400         -    77,400          -         -     77,400    1 Jan 2001-31 Dec 2005         n/a
------------------------------------------------------------------------------------------------------------------------------------
M J             LTIP
Dolan/(6)(7)/   Units          -     5,000         -     5,000          -         -      5,000    1 Jan 2001-31 Dec 2003         n/a
                 LEAP  1,288,000         -         - 1,288,000          -         -  1,288,000    1 Jan 1999-31 Dec 2003         n/a
------------------------------------------------------------------------------------------------------------------------------------
P W G             PSP   10,577     49       (10,626)  -                 -         -   -           1 Jan 1996-31 Dec 1998      365.8p
Richardson/(7)/

                  PSP     33,470       122  (16,796)    16,796        159  (16,955)          -    1 Jan 1997-31 Dec 1999      981.0p

                  PSP     55,513         -  (27,757)    27,756        262  (14,009)     14,009    1 Jan 1998-31 Dec 2000      872.0p
                  PSP     65,944         -         -    65,944   (10,070)  (27,937)     27,937    1 Jan 1999-31 Dec 2001      760.0p
                  PSP     36,765         -         -    36,765          -         -     36,765    1 Jan 2000-31 Dec 2002         n/a
                  PSP          -    34,284         -    34,284          -         -     34,284    1 Jan 2001-31 Dec 2003         n/a
                 LEAP    478,448         -         -   478,448          -         -    478,448    1 Jan 1999-31 Dec 2003         n/a
------------------------------------------------------------------------------------------------------------------------------------
E R Salama        PSP     12,400        56  (12,456)         -          -         -          -    1 Jan 1996-31 Dec 1998      365.8p
                  PSP     27,892       102  (13,997)    13,997        132  (14,129)          -    1 Jan 1997-31 Dec 1999      981.0p
                  PSP     46,261         -  (23,131)    23,130        218  (11,674)     11,674    1 Jan 1998-31 Dec 2000      872.0p
                  PSP     48,359         -         -    48,359    (7,384)  (20,487)     20,488    1 Jan 1999-31 Dec 2001      760.0p
                  PSP     26,961         -         -    26,961          -         -     26,961    1 Jan 2000-31 Dec 2002         n/a
                  PSP          -    19,832         -    19,832          -         -     19,832    1 Jan 2001-31 Dec 2003         n/a
                 LEAP    272,645         -         -   272,645          -         -    272,645    1 Jan 1999-31 Dec 2003         n/a
                 LEAP          -    77,355         -    77,355          -         -     77,355    1 Jan 2001-31 Dec 2005         n/a
------------------------------------------------------------------------------------------------------------------------------------
M S                 -  8,594,493         -         - 8,594,493          -         -  8,594,493                       n/a         n/a
Sorrell/(3)(4)/

                  PSP    219,812         -         -   219,812   (33,565)         -    186,247         1 Jan 1999-31 Dec      760.0p
                                                                                                                 2001(4)

                  PSP    137,255         -         -   137,255          -         -    137,255    1 Jan 2000-31 Dec 2002         n/a
                  PSP          -    88,611         -    88,611          -         -     88,611    1 Jan 2001-31 Dec 2003         n/a
                 LEAP  5,369,070         -         - 5,369,070          -         -  5,369,070    1 Jan 1999-31 Dec 2003         n/a
------------------------------------------------------------------------------------------------------------------------------------

Notes
1. The long-term incentive plans operated by the Company for the benefit of directors and senior executives, consist of the Performance Share Plan
     (PSP) and the LEAP. Details of the PSP and LEAP and the performance conditions applicable to these plans, can be found elsewhere in Item 6. The number of shares shown for LEAP represents the maximum number of matching shares which is capable of vesting at the end of the performance period, if the performance requirement is satisfied to the fullest extent and subject to the retention of WPP investment shares until the end of the relevant investment period. The number of Sir Martin Sorrell's matching shares includes those also attributable to JMS. The 8,594,493 shares referred to in note 3 below are not awarded under either the PSP or LEAP. M J Dolan participates in the Young & Rubicam long-term incentive plan. M J Dolan retired from the Board in October 2001.
2. Valuation date is December 31 at the end of the relevant performance period.
3. The 8,594,493 shares represent the number of shares, or cash equivalent of shares which vest, under the CIP, the NSAP and the phantom options. Details of these plans are set out elsewhere in Item 6. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended until September 2004, subject to good leaver, change of control and other specified provisions, when the awards vest. Consequently their value cannot be established until that time. Under arrangements made with Sir Martin Sorrell relating to the payment on his behalf of US withholding tax under the CIP and pension payments made under the US Agreement, WPP Group USA Inc. has made payments of which the maximum amount outstanding during the year was (Pounds)546,000 and which remained outstanding at December 31, 2001.
4. In respect of the PSP for the period of January 1, 1999 to December 31, 2001, Sir Martin Sorrell deferred the vesting of 93,123 shares, which would otherwise have vested on December 31, 2001.
5. Includes dividends received in respect of vested restricted stock, which have been reinvested in the acquisition of further ordinary shares.
6.   Represents LTIP units, rather than shares.
7. 59,806 of the 478,448 shares which Mr Richardson has committed to LEAP are entitled to receive a maximum of only three matching shares. M J Dolan's entitlement, as referred to elsewhere in Item 6 within the section entitled "LEAP" is also pro-rated, so that he is entitled to receive only four-fifths of the number of matching shares.

The Company's approach to utilising share options within the overall remuneration policy is discussed elsewhere in Item 6.

Compensation committee

The Company's Compensation committee has also disclosed to its share owners details of its remuneration policies for senior employees. These are summarized as follows:

Scope of Compensation committee

During the year, the Compensation committee was comprised exclusively of non-executive directors, namely:

     -    S W Morten (Chairman of the committee);
     -    H Maxwell (retired February 2001);
     -    J A Quelch (retired April 2002);
     -    C Mackenzie (appointed February 2001); and
     -    P Lader (appointed April 2002).

No current member of the committee has any personal financial interest, other than as share owners, in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the Group's businesses. The Compensation committee regularly consults with the Group chief executive, the chief human resources officer and legal counsel on proposals relating to remuneration of the remaining executive directors and has access to independent remuneration consultants on the following:

     - assessment of competitive practices and determination of competitive positioning;
     -    base salary levels;
     -    annual and long-term incentive awards;
     -    policy and grants relating to WPP share ownership ("WPP stock"); and
     -    pensions and executive benefits.

The Compensation committee determines awards under annual and long-term incentive plans and awards of WPP stock under a number of plans for group employees who are paid a base salary of $150,000 or more.

The Compensation committee determines the remuneration of the Group chief executive, a summary of which is set out elsewhere in Item 6, on the basis of a comparison with the chief executives of other global, multi-agency communications companies, including the Omnicom Group (Omnicom) and The Interpublic Group (IPG). The remuneration, stock incentive arrangements and benefits of the other executive directors are based on comparable positions in multinational companies of a similar size and complexity.

Executive remuneration

The following comprised the principal elements of executive remuneration for the period under review:

     -    base salaries (fixed);
     -    annual incentives (variable);
     -    long-term incentives, including stock ownership and LEAP (variable);
          and
     -    pension, life assurance, health and disability benefits (fixed).

Base salary levels are established by reference to the market median for similar positions in directly comparable companies and by comprehensive market survey information. In the case of the parent company, this includes other global communication services companies such as IPG and Omnicom and, for J. Walter Thompson Company, Ogilvy & Mather Worldwide and Young & Rubicam, the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are set within a range of 15% above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

Salary levels for executives are reviewed every 18, 24 or 36 months, depending on the level of base salary. Executive salary adjustments are made on the recommendation of the Group chief executive for operating company chief executives and parent company executives and executive directors and by the chief executive officer of each operating company for all other executives.

Annual incentives are paid under plans established for each operating company and for executives of the parent company. In the case of the Group chief executive and other parent company directors and executives, the total amount of annual incentive payable is based on the achievement of Group operating profit or operating cash flow targets as well as the achievement of Group operating profit margin targets. These are established by the Group chief executive and approved by the Compensation committee. In the case of each operating company, operating profit and operating profit margin targets are agreed each year. The Group chief executive is subject to additional targets.

Within the limits of available annual incentive funds, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria, including:

     -    operating profit;
     -    profit margin;
     -    staff costs to revenue or gross margin;
     -    revenue or gross margin growth and conversion; and
     - level of co-operation among operating companies and other key strategic goals, established annually.

In each case, the annual incentive objectives relate to the participant's own operating company, division, client or functional responsibility.

Each executive's annual incentive opportunity is defined at a "target" level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target. The target level for the Group chief executive is 100% of base fees/salary and the maximum level is 200%. For other Group executive directors the target is 50% of base salary and the maximum is 75%.

Long-term incentives, including option grants, comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 2001, Group-wide, approximately 1,500 of those executives participated in some form of long-term incentive plan.

The committee regularly reviews the operation of the Group's long-term incentive programs to ensure that the performance measures and levels of reward are appropriate and competitive.

Parent company

Annual grants of WPP performance shares are made to all executive directors and other senior executives in the parent company. For awards currently outstanding, the value of each performance share is equivalent to one WPP share and the number of shares vesting over each three-year performance period is dependent on the growth of WPP's total share owner return (TSR) relative to the growth of TSR of a comparator group of major publicly traded marketing services companies on the basis that this is the best indicator of value creation for share owners. Where the Group's TSR is below the median level of the peer group, none of the performance shares vest. Currently, at median performance, 50% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company. The peer companies currently comprise Aegis, Cordiant, Grey Global, Havas Advertising, IPG, Omnicom, Publicis and Taylor Nelson Sofres.

Over the 1999-2001 performance period, WPP's performance ranked third among the peer group companies. Contingent grants of performance shares for the 2000-2002 and 2001-2003 periods range from 25% to 100% of base salary.

Operating companies

Senior executives of most Group operating companies participate in long-term incentive plans, which provide awards in cash and restricted WPP stock for the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis with awards paid in March 2002 under the 1999-2001 long-term incentive plans. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

     -    average operating profit or operating cash flow; and
     -    average operating margin.

The stock portion of each payment is 50%. Restrictions on the sale of this stock are lifted after one year in respect of 50% of the stock and after two years for the balance, provided that the executive remains employed in the Group.

In addition, some executives also receive annual grants of WPP stock options through their membership of the WPP Group "Leaders", "Partners" or "High Potential" groups. These programs recognise a participant's contribution to the achievement of WPP's strategic aims, including business co-operation across operating companies. All members of the WPP Leaders, Partners and High Potential groups, including the chief executive officer of each operating company receive an annual grant of fair market value WPP stock options, which are exercisable three years from the grant date assuming that specific performance conditions are met and the executive remains employed in the Group.

Leadership Equity Acquisition Plan ("LEAP")

LEAP is an incentive plan to reward superior performance relative to WPP's peer companies, to align the interests of senior executives with those of share owners through significant personal investment and ownership of stock and to ensure competitive total rewards.

Under LEAP, participants must commit WPP shares, valued at not less than their annual earnings, at the time of acquisition, of which no more than two-thirds could be satisfied by a participant's existing holding of WPP shares, in order to have the opportunity to earn additional WPP shares ("matching shares"). These investment shares must be committed for a five-year period ("investment period"). The number of matching shares which a participant may receive at the end of the investment period will depend on the performance of the Company measured over five financial years. The number of matching shares will be calculated based on the TSR achieved by the Company relative to other major publicly traded marketing services companies on the basis that this is the best indicator of value creation for share owners. The maximum number of matching shares, other than in respect of a part of the award to Paul Richardson (see note (7) to the table entitled "Other long-term incentive plan awards" elsewhere in Item 6) and certain participants who are executives of Young & Rubicam, is five for every investment share, for which the Company must rank first or second over the performance period. If the Company's performance is below the median of the comparator group only half a matching share will vest for every WPP share held throughout the investment period, in recognition of maintaining a personal investment throughout the period. Certain executives of Young & Rubicam participate in LEAP and their entitlement to matching shares in WPP has been pro-rated so that they are entitled to only four-fifths of the number of matching shares to which the other LEAP participants may become entitled as a result of their acceptance of invitations to participate which were made in September 1999. Consequently the maximum number of matching shares to which these executives of Young & Rubicam may become entitled to is four as opposed to five.

On a change of control, matching shares may be received based on the Company's performance to that date. The Compensation committee will also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR is consistent with the achievement of commensurate underlying performance.

Currently there are 19 participants in LEAP. Sir Martin Sorrell, the Group chief executive, together with JMS, committed to LEAP shares worth $10 million calculated at a price of (Pounds)5.685 per share of which shares worth at least $3 million were purchased in the market.

It is expected that the matching shares to which participants (other than JMS) become entitled for the awards made by reference to 1999 and 2000 will be provided from one of the Company's employee share ownership plans ("ESOPs"). The ESOPs have acquired the maximum potential number of matching shares in respect of awards made in or by reference to 1999 at an average cost not exceeding (Pounds)3.70 per share. Authority has been obtained from share owners to satisfy the entitlement of JMS to matching shares by an allotment of new shares.

Executive Stock Ownership Policy

During 1996, the Company introduced stock ownership goals for the most senior executives in the Group. Since 2000, stock option grants vary depending on whether an individual achieves and maintains specified levels of WPP stock ownership.

Executive Stock Option Plan and Worldwide Ownership Plan

The 1996 Executive Stock Option Plan has been used annually since its adoption to make option grants to members of the WPP Leaders, Partners and High Potential groups including key employees of the parent company, but excluding parent company executive directors and the Group chief executive.

In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for all employees of 100%-owned Group companies with at least two years' service, in order to develop a stronger ownership culture and greater knowledge of Group resources. Since its adoption grants have been made annually under this plan also and as at May 9, 2002 options under this plan had been granted to more than 26,000 employees for in excess of 11.1 million ordinary shares of the Company. Grants made under this plan to approximately 6,200 employees in 1999 became exercisable in March 2002.

Retirement benefits

The form and level of Company-sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing executive remuneration levels.

In the two markets where the Group employs the largest number of people, the US and UK, pension provision generally takes the form of defined contribution benefits, although the Group still maintains three defined benefit plans in the US, and defined benefit plans in three UK operating companies. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK plans, are closed to new entrants. Further information on the Group's pension plans is provided in Note 22 of the Notes to the Consolidated Financial Statements. All pension coverage for the parent company's executive directors is on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of parent company executive directors are set out elsewhere in Item 6.

Directors' service contracts and notice periods

Except for Sir Martin Sorrell and Michael Dolan (who retired from the Board in October 2001), each of the parent company executive directors is employed under a contract under which the director must give the Company 12 months' notice and the Company must give the executive 12 months' notice. Brian Brooks is employed under a service contract dated June 1, 1993 and in November 2001, he gave notice of his intention to retire from the Board. Paul Richardson is employed under a service contract dated January 8, 1997 and Eric Salama is employed under a service contract dated April 1, 1997.

There are no change of control provisions in the contracts for executive directors, other than in respect of the Group chief executive.

The Board unanimously considered that, given the special position of the Group chief executive and the personal investment commitment made by him in the Company, including the deferral of benefits under the Capital Investment Plan ("CIP") and Notional Share Award Plan ("NSAP") from 1999 to 2004, as described below, there are special circumstances for the notice period applicable to him, which is for a fixed term of three years from September 1, 2001 renewable on or before September 1 each year. The Company anticipates that the current term will be renewed on September 1, 2002 on this basis.

The Board also unanimously considered at the time, that in order to retain the services of Michael Dolan (who is now no longer an executive director but continues as chairman and chief executive officer of Young & Rubicam) and in the special circumstances which applied to him at the time of the merger with Young & Rubicam, it was necessary to depart from its normal policy on directors' contracts and enter into a service contract with him for an initial term of four years with a provision for a one-year extension. Mr Dolan's agreement was amended in December 2001 as set out elsewhere in Item 6.

The Group chief executive:  Sir Martin Sorrell

Sir Martin Sorrell's services to the Group outside the US are provided by JMS and he is directly employed by WPP Group USA, Inc. for his activities in the US. Taken together, the agreement with JMS ("UK Agreement") and the agreement with the Group chief executive directly ("US Agreement") provide for the following remuneration all of which is disclosed elsewhere in Item 6:

     -    annual salary and fees of (Pounds)849,000;
     -    annual pension contributions of (Pounds)339,000;
     - short-term incentive (annual bonus) of 100% of annual salary and fees at target and up to 200% maximum;
     -    the Leadership Equity Acquisition Plan; and
     -    the Performance Share Plan.

In addition JMS remains entitled to phantom options linked to the WPP share price, granted in 1993 and 1994, as disclosed elsewhere in Item 6. No further phantom options have been or will be granted to JMS or to Sir Martin Sorrell.

JMS has stated its intention not to exercise the phantom options in respect of 1993 until March 2003 and has agreed to defer its interest in the phantom options in respect of 1994 until March 2004, in each case, being the latest possible date, i.e. 10 years after the grant.

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

Both the UK Agreement and the US Agreement may be terminated within a period of 90 days on a change of control. In these agreements "change of control" is as defined respectively in section 416 of the Income and Corporation Taxes Act 1988 and the Securities Exchange Act 1934.

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

The Capital Investment Plan and Notional Share Award Plan

The CIP provided the Group chief executive with a capital incentive initially over a five-year period with effect from September 4, 1994 and which matured in September 1999.

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

JMS has agreed, subject to good leaver, change of control and other specified provisions, to defer its interest under the NSAP on a similar basis to that on which the Group chief executive has agreed to defer his interest under the CIP. Accordingly, subject to the provisions of the NSAP, JMS' right to receive a sum under the NSAP may be exercised in the period September 30, 2004 to December 31, 2004 and will be calculated by reference to the average price of a WPP share for the five dealing days before JMS' right under the NSAP is exercised. The NSAP relates to 1,754,520 notional WPP shares.

Awards made to the Group chief executive or JMS under the CIP, the NSAP and the phantom options, become immediately exercisable on a change of control. Under these plans, "change of control" is defined as the acquisition by a person or persons of more than 20% of the issued share capital of WPP where this is followed within 12 months by the appointment of a director with neither the Group chief executive's nor JMS' approval.

The rights of the Group chief executive and JMS respectively under the CIP and the NSAP are dependent on Sir Martin Sorrell remaining interested until September 2004 in 747,252 shares in which he invested in September 1994. Pursuant to the authority conferred on the directors at the Company's Annual General Meeting in 2000, the Company and JMS have entered into a contract to satisfy JMS' entitlement under the NSAP by the allotment of new shares in the Company.

M J Dolan

M J Dolan retired from the Board in October 2001, but continues as chairman and chief executive officer of Young & Rubicam.

His service agreement entered into in May 2000 in contemplation of the merger between the Company and Young & Rubicam was amended and restated on December 10, 2001.

The current service agreement provides that if M J Dolan's employment is terminated by Young & Rubicam, without cause or by him with good reason before the end of the initial term, namely October 2004, he will be entitled to receive:

     - a pro rata bonus for the performance year in which his contract is terminated;
     - salary bridging equal to his annual base salary until such time as he commences employment at another company, but in no event for more than one year; and
     -    insurance and supplemental retirement benefits.

If, however, M J Dolan's employment is terminated without cause after the initial term of his service agreement, he will be entitled to salary bridging equal to his annual base salary until such time as he commences employment at another company, but in no event for more than one year.

The current service agreement also provides that if any payments to M J Dolan under the agreement or otherwise would be subject to tax under Section 4999 of the US Internal Revenue Code of 1986, as amended, Young & Rubicam will provide an additional payment so that he will receive a net amount equal to the payment he would have received if the tax had not applied.

In the year under review M J Dolan also received a payment of $800,000 composed of a stay bonus under the terms of his previous service agreement and a further payment of $4.2 million in respect of change of control provisions included in that agreement in satisfaction of rights granted to him under the Young & Rubicam Change of Control Severance Plan adopted in December 1999 prior to the merger between the Company and Young & Rubicam.

Except as summarised above, M J Dolan is not entitled to receive any further severance benefits under his service agreement or any other agreement.

Compensation of "Executive Officers"

The following tables set out compensation details for the Group chief executive and each of the other five most highly compensated executive officers in the Group as at December 31, 2001 (the "executive officers"). As used in this statement, the "executive officers" are deemed to include executive directors of the Company, or an executive who served as the chief executive officer of one of the Group's major operating companies.

This information covers compensation for services rendered in all capacities and paid in each of the two calendar years ended December 31, 2001 and 2000. Incentive compensation paid in 2002 for performance in 2001 and previous years, is not included in these tables, consistent with US reporting requirements. The bonus payments referred to below are payments made in 2001 and 2000 under the short-term incentive awards made in 2000 and 1999, respectively.

2001 executive remuneration

-------------------------------------------------------------------------------------------------------------------------------
                                                                                Long-term Compensation
                                                                          ---------------------------------
                                                                          Share
                                                                          options
                                                                          SARs and                   LTIP
                                                          Other annual     phantom   Restricted      Cash            All other
              Principal               Salary  Bonus/(1)/ compensation/(2)/ ADS/(3)/     ADS /(5)/  payments  compensation/(4)/
Name          position          Year    $000     $000            $000      Number      Number        $000                 $000
-------------------------------------------------------------------------------------------------------------------------------

M S           Group chief       2001   1,223    1,875              35          -      17,722          -             490
Sorrell/(6)/  executive         2000   1,295      819              36          -      27,451          -             515
              WPP Group
S Lazarus     Chairman/
              Chief
              executive         2001     850      775              57     70,661      49,688        315             128
              officer           2000     850      638              43     15,807      43,326        273             128
              Ogilvy &
              Mather
              Worldwide
P Schweitzer  President/
              Chief
              executive         2001     733      325              54     28,265       4,168        253              88
              officer           2000     540      300              42      3,952       1,036         68              77
              J. Walter
              Thompson
              Company
M J Dolan     Chief
/(6)/         executive         2001     800      800              19     22,612           -          -              13
              officer           2000     200        -               4          -           -          -               1
              Young &
              Rubicam Inc.
I Gotlieb     Chairman/
              Chief             2001     750      625              21          -           -          -              32
              executive         2000     750      600              21          -           -          -              13
              officer
              MindShare
H Paster      Chairman/
              Chief             2001     550      350              17     16,959       1,846        112              23
              executive         2000     550      344              17      8,694       2,534        123              23
              officer
              Hill & Knowlton
-------------------------------------------------------------------------------------------------------------------------------

Notes
1. Represents short-term incentive awards paid during calendar years 2001 and 2000 in respect of the prior year's incentive plans.
2. Includes the value of company cars, club memberships, executive health and other benefits and supplemental executive life insurance.
3. As used in this report, the term "phantom shares" (as used in the UK) and the term "free-standing SARs" (as used in the US) are interchangeable. Matching shares which could vest under LEAP are not included in this table, but are referred to elsewhere in Item 6 within the table entitled "Other long-term incentive plan awards".
4. Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements.
5.   Includes awards of restricted stock under the PSP and LTIP programs.
6. Part year only for 2000 for M J Dolan. Additional information concerning M J Dolan's service agreement and arrangements and those of Sir Martin Sorrell's arrangements are referred to elsewhere in Item 6.

Options granted in 2001

------------------------------------------------------------------------------------------------------------------------
                                                                         Potential realisable value at assumedannual
                                                                      rates of stock price appreciation for option term
                                                                      --------------------------------------------------
                Stock         % of total
                options,         options
                granted       granted by      Exercise                             0%                5%             10%
                (number       Company in      price ($
               of ADSs)          2001         per ADS)        Expiry date          $                 $               $

M S Sorrell              -             -             -             -                -                 -               -

S Lazarus           70,661          2.7%         35.38      Sept 21, 2011           -         1,572,228       3,984,334

P Schweitzer        28,265          1.1%         35.38      Sept 21, 2011           -           628,905       1,593,767

M J Dolan           22,612          0.9%         35.38      Sept 21, 2011           -           503,124       1,275,014

I Gotlieb                -             -             -             -                -                 -               -

H Paster            16,959          0.6%         35.38      Sept 21, 2011           -           377,343         956,260
------------------------------------------------------------------------------------------------------------------------

All options granted to executives in this table are exercisable three years from the grant date and expire ten years from the grant date.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

-----------------------------------------------------------------------------------------------------------------------------
                                        Market            Number of ordinary shares                Value of unexercised
                         Ordinary     value at  underlying unexercised share options,  in-the-money share options, SARs
                           shares     exercise  SARs and phantom stocks at year-end     and phantom stocks at year-end ($)(1)
                         acquired         date  -----------------------------------     ------------------------------
                      on exercise          ($)       Exercisable     Unexerciseable        Exercisable   Unexerciseable
M S Sorrell                     -            -         1,571,190            577,391         16,165,133        5,415,691

S Lazarus                       -            -           718,791            523,780          5,273,099        1,444,430

P Schweitzer                    -            -           196,676            187,975          1,411,587          563,400

M J Dolan                       -            -         2,967,860            530,560         16,430,698          656,924

I Gotlieb                       -            -                 -             96,826                  -          718,933

H Paster                        -            -           324,399            187,435          2,536,174          401,948
-----------------------------------------------------------------------------------------------------------------------------

1. The value is calculated by subtracting the exercise price from the fair market value of the Company's ordinary shares on December 31, 2001, namely (Pounds)7.60 or the value of the Company's ADSs, namely $53.90 and using an exchange rate of $1.4542 to (Pounds)1.

Long-term incentive plan grants in 2001/(1)/

------------------------------------------------------------------------------------------------------------------------

                                   Performance period          Threshold                   Target               Maximum
                                                                       $                        $                     $
M S Sorrell(2)                                    n/a                n/a                      n/a                   n/a
S Lazarus                                   2001-2003                  -                  600,000               900,000
P Schweitzer                                2001-2003                  -                  600,000               900,000
M J Dolan                                   2001-2003                  -                  500,000               750,000
I Gotlieb                                   2001-2003                  -                  750,000             1,125,000
H Paster                                    2001-2003                  -                  275,000               412,500
----------------------------- ------------------------ ------------------ ------------------------ ---------------------

Notes
1. This table does not include the maximum number of matching shares which are capable of vesting under LEAP, but these are referred to elsewhere in Item 6 within the section entitled "LEAP". If the performance requirement under LEAP is satisfied to the fullest possible extent and subject to the WPP investment shares being retained until the end of the investment period (September 2004), the maximum number of matching shares which may vest in relation to the performance period ending December 31, 2003, is as follows:
    Sir Martin Sorrell (including those attributable to JMS) 5,369,070; S Lazarus 1,610,700; P Schweitzer 965,000; H Paster 439,750; and M J Dolan 1,288,000.
2. An award of 88,611 units under the Performance Share Plan was made to Sir Martin Sorrell during 2001. Each unit is analogous to an ordinary share of WPP Group plc. Details of this award are referred to elsewhere in Item 6 within the table entitled "Other long-term incentive plan awards".

Audit committee

The Audit committee meets at least three times a year and currently comprises the following non-executive directors: Messrs Jackson (chairman), Bullmore and Morten. The director of internal audit and the Group finance director attend the meetings of the committee, as do the Company's auditors and General Counsel. The Audit committee is responsible for overseeing the involvement of the Group's auditors in the planning and review of the Group's annual report and accounts and the half-year report and also discussing with the auditors the findings of the audit. The independence and objectivity of the external auditors is also considered, and the committee reviews any recommendation relating to the reappointment of the auditors. The committee considers accounting and legal requirements as well as the regulations of the UK Listing Authority and the Securities Exchange Commission with which the Company must comply. The committee also promotes the maintenance of effective systems of internal financial control and is responsible for the scope of internal audit and is the committee responsible for social, environmental and ethical issues which may affect the Group.

Auditors

On May 20, 2002, the Group announced that it proposes to appoint Deloitte & Touche as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms. A resolution will be put to shareholders at the forthcoming Annual General Meeting to approve the appointment.

Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On December 31, 2001 the Group had 51,009 employees located in approximately 1,400 offices, in 103 countries compared with 51,195 employees on December 31, 2000 and 29,168 in 1999. Including all the Group's affiliated companies, total employees were approximately 65,000 on December 31, 2001. The average number of employees in 2001 was 50,487 compared with 36,157 in 2000 and 27,711 in 1999. Their geographical distribution was as follows:

-----------------------------------------------------------------------------------------------------------
                                                                    2001           2000           1999
                                                                   Number         Number         Number
                                                                -------------------------------------------
  United Kingdom                                                    6,797          5,425          4,439
  United States                                                    14,831         11,058          8,033
  Continental Europe                                               13,006          7,985          5,650
  Canada, Asia Pacific, Latin America, Africa and Middle East      15,853         11,689          9,589
                                                                -------------------------------------------
                                                                   50,487         36,157         27,711
-----------------------------------------------------------------------------------------------------------

Total staff costs in 2001 were (Pounds)2,268.9 million compared with (Pounds)1,616.2 million in 2000. The Company's staff cost to gross margin ratio, excluding incentives and severance rose to 56.5% from 54.1%. Variable staff costs as a proportion of total staff costs decreased to 8.2% and as a proportion of revenues, to 4.6%.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

----------------------------------------------------------------------------------------------------------------------
                                                                Months Ending May 31
----------------------------------------------------------------------------------------------------------------------
                                           2002                         2001                         2000
----------------------------------------------------------------------------------------------------------------------
WPP ESOP                            4.17%      48,047,758       3.45%       39,168,965       3.95%       30,768,244
----------------------------------------------------------------------------------------------------------------------
Putnam Investment Management        4.10%      47,255,074       5.60%       63,400,000       3.05%       23,723,701
----------------------------------------------------------------------------------------------------------------------
Legg Mason                          3.77%      43,490,912       3.51%       39,832,402       5.27%       41,010,741
----------------------------------------------------------------------------------------------------------------------
Morgan Stanley                      3.14%      36,159,501         *              *             *              *
----------------------------------------------------------------------------------------------------------------------
Barclays/BZW                          *             *             *              *           3.25%       25,276,536
----------------------------------------------------------------------------------------------------------------------
Chase Manhattan Bank                  *             *           3.01%       34,118,838         *              *
----------------------------------------------------------------------------------------------------------------------
Asatsu-DK                             *             *             *              *           4.02%       31,295,646
----------------------------------------------------------------------------------------------------------------------

*Less than 3% interests in the issued ordinary share capital of the Company.

The disclosed interests of all of the above holders listed refer to the respective combined holdings of those entities and to interests associated with them. The Company has not been notified of any other holdings of ordinary share capital of 3% or more. None of these shareholders has voting rights that are different from those of the holders of the Company's ordinary shares generally. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.

Related party transactions

None.

ITEM 8.  FINANCIAL INFORMATION

See Item 18.

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

Dividend distribution policy

The Group continues to seek to increase dividends given the dividend cover of almost seven times. However, given the fixed charge nature of a dividend, the Group tends to favour a rolling annual share buy-back program, as historical data seems to indicate that this has the greatest impact on share owner value.

The profit on ordinary activities before tax for the year was (Pounds)411.0 million (2000: (Pounds)365.7 million). The directors of the Company recommended a final ordinary dividend of 3.06p (2000: 2.55p) per share to be paid on July 8, 2002 to share owners on the register at June 7, 2002 which, together with the interim ordinary dividend of 1.44p (2000: 1.2p) per share paid on November 19, 2001, makes a total of 4.5p for the year (2000: 3.75p). The retained profit for the year of (Pounds)219.6 million is carried to reserves.

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with WPP's US depositary Citibank N.A. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders.

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

The following table sets forth, for the quarters indicated, the reported high and low middle-market quotations for the Company's ordinary shares on The London Stock Exchange, based on its Daily Official List. Such quotations have been translated in each case into US dollars at the closing daily mid-trade rate reported by Bloomberg on each of the respective dates of such quotations.

                                                       Pounds per                          Translated into
                                                     Ordinary Share                             Dollars
------------------------------------------------------------------------------------------------------------------------
                                                High                Low                 High                Low
                                                ----                ---                 ----                ---


1997                                            2.92                2.37                4.96                3.98

1998                                            4.70                2.00                7.73                3.38

1999
First Quarter                                   5.49                3.59                8.88                5.95
Second Quarter                                  5.75                4.98                9.29                8.03
Third Quarter                                   6.27                5.39               10.15                8.72
Fourth Quarter                                  9.96                5.70               16.09                9.44

2000
First Quarter                                  13.24                8.68               20.83               14.28
Second Quarter                                 10.98                7.69               17.13               11.46
Third Quarter                                  10.16                8.10               14.84               11.97
Fourth Quarter                                  9.41                6.93               13.71               10.12


2001
First Quarter                                   8.89                7.04               13.05               10.00
Second Quarter                                  8.66                6.34               12.34                8.87
Third Quarter                                   7.63                4.87               10.92                7.13
December                                        7.60                6.72               11.05                9.57
Fourth Quarter                                  7.60                4.60               11.05                6.79


2002
January                                         8.09                6.72               11.64                9.52
February                                        7.74                6.50               10.95                9.19
March                                           8.11                7.35               11.54               10.38
First Quarter                                   8.11                6.50               11.54                9.19
April                                           8.10                7.28               11.64               10.61
May                                             7.77                7.03               11.32               10.31

------------------------------------------------------------------------------------------------------------------------

The ordinary shares have traded in the United States since December 29, 1987 in the form of ADSs, which are evidenced by ADRs. From November 16, 1999 onwards, each ADS represents 5 ordinary shares (previously 10 ordinary shares since November 15, 1995 and 2 ordinary shares prior to that date). The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the quarters indicated, the reported high and low sales prices of the ADSs as reported on by Nasdaq. High and low sales prices of the ADSs prior to November 16, 1999 have been restated for comparative purposes to represent one ADS for every 5 ordinary shares.

                            US dollars per ADS

                              High                 Low
--------------------------------------------------------------------


1997                               24.88              19.56

1998                               38.50              18.00

1999
First Quarter                      44.38              30.44
Second Quarter                     46.00              39.75
Third Quarter                      50.44              42.69
Fourth Quarter                     83.13              47.50

2000
First Quarter                      102.56             70.13
Second Quarter                     85.50              56.50
Third Quarter                      73.38              59.31
Fourth Quarter                     67.45              50.25

2001
First Quarter                      65.31              51.50
Second Quarter                     61.77              44.50
Third Quarter                      54.25              35.38
December                           53.90              46.70
Fourth Quarter                     53.90              34.50

2002
January                            57.56              48.70
February                           54.00              46.35
March                              57.26              52.25
First Quarter                      57.56              46.35
April                              58.50              52.37
May                                56.43              51.36


--------------------------------------------------------------------

The Depositary held 98,104,275 ordinary shares as at December 31, 2001, approximately 8.53% of the outstanding ordinary shares, backing 19,620,855 outstanding ADSs

ITEM 10.            ADDITIONAL INFORMATION

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarises certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act 1985 and our memorandum and articles of association. A copy of our articles of association in the form adopted on June 25, 2001 was filed as an exhibit to the Company's annual report on Form 20-F for the year ended December 31, 2000.

Objects and Purposes

WPP is a public limited company incorporated under the name "WPP Group plc" in England and Wales with registered number 1003653. Clause 4 of the Company's memorandum of association provides that the Company's principal objects are to carry on the business or businesses of media advertising, market research, public relations, sales promotion and specialist communications and to develop concepts for advertising, marketing, research, sales promotion and similar operations. The Company's memorandum grants it a range of corporate capabilities to effect these objects.

Directors

Interested Transactions. Subject to any restrictions under the Companies Act 1985, and provided the director has disclosed the nature and extent of the interest to the board, the director may:

   o have any kind of interest in a contract with or involving the company or another company in which WPP has an interest;

   o have any kind of interest in a company in which WPP has an interest;

   o hold a position, other than auditor, for WPP or another company in which WPP has an interest on terms and conditions decided by the board; and

   o either alone, or through a firm with which the director is associated, do paid professional work other than as an auditor for WPP or another company in which WPP has an interest on terms and conditions decided by the board.

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

Subject to the provisions of our articles of association, a director shall not vote (or be counted in the quorum at the meeting) on a resolution about a contract in which the director, or a person who is connected with the director, to his knowledge has a material interest. The director can vote, however, if the interest is only an interest in WPP's shares, debentures or other securities. In addition, a director can vote and be counted in the quorum on a resolution in which the director has a material interest, provided the material interest arises only because the resolution relates to:

o the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or that other person at the request of, or for the benefit of, WPP or any of its subsidiary undertakings;

o the giving of a guarantee, security or indemnity in respect of a debt or obligation of WPP or any of its subsidiary undertakings to that other person, if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

o the offer by WPP or any of its subsidiary undertakings of any shares, debentures or other securities for subscription or purchase if the director takes part because the director is a holder of shares, debentures or other securities, or if the director takes part in the underwriting or sub-underwriting of the offer;

o a contract involving any other company if the director, and any person connected with the director, has any kind of interest in that company. This does not apply if the director owns 1% or more of that company;

o a contract regarding an arrangement for the benefit of employees of WPP or any of its subsidiary undertakings which only give the director benefits which are also generally given to the employees to whom the arrangement relates; or

o a contract relating to the purchase of any insurance for the benefit of persons including directors.

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

Remuneration. The directors (other than any director who for the time being holds an executive office of employment with WPP or a subsidiary of WPP) shall be paid out of the funds of WPP by way of remuneration for their services as directors such fees not exceeding in aggregate (Pounds)450,000 per annum or such larger sum as WPP may, by ordinary resolution, determine. Such remuneration shall be divided among the directors in such proportion and manner as the board may decide. The board may also make arrangements for such proportion of the fees payable to any director to be provided in the form of fully paid ordinary shares in the capital of WPP in accordance with the provisions of the articles of association.

The board may also repay to a director all expenses properly incurred in attending and returning from general meetings, board meetings or board committee meetings, or expenses arising in any other way in connection with WPP. A director may also be paid out of the funds of WPP all expenses incurred by him in obtaining professional advice in connection with the affairs of WPP or the discharge of his duties as a director.

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

Appointment. Directors may be appointed by the share owners by ordinary resolution or by the board of directors. A director appointed by the board holds office only until the next annual general meeting but shall be eligible for reappointment. Unless otherwise determined by ordinary resolution, the number of directors shall not be less than six in number. There is no requirement of share ownership for a director's qualification.

Retirement and Age Limit. At each annual general meeting, any director then in office who has been appointed by the board since the previous annual general meeting, or any director who at the date of the notice convening the annual general meeting has held office for more than 30 months since he was appointed or last reappointed by WPP in general meeting, shall retire from office but shall be eligible for reappointment. There is no age limit for directors.

Borrowing Powers. The board may exercise all the powers of WPP to borrow money, mortgage or charge all or part of its undertaking, property and assets (present and future) and uncalled capital and to issue debentures and other securities and give security either outright or as collateral security for any debt, liability or obligation of WPP or of any third party.

The board shall restrict the borrowings of WPP and exercise all voting and other rights or powers of control exercisable by WPP in relation to its subsidiary undertakings so as to secure that the aggregate amount of all borrowings at any time is not more than two and a half times adjusted capital and reserves. This affects subsidiary undertakings only to the extent the board can do this by exercising these rights or powers of control. This limit can be exceeded if the consent of the share owners has been given in advance by passing an ordinary resolution. The limit does not include the borrowings owing by one group company to another group company.

Indemnity of Directors. Subject to any restrictions under the Companies Act 1985, every director or other officer (excluding an auditor) of WPP shall be indemnified out of the assets of WPP against all liabilities incurred by him in the actual or purported execution or discharge of his duties, or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office. This indemnity shall not apply to any liability to the extent that it is recovered from any other person.

Ordinary Shares

Each of the issued WPP ordinary shares is fully paid and not subject to any further calls or assessments by WPP. There are no conversion rights, redemption provisions or sinking fund provisions relating to any WPP ordinary shares. The WPP ordinary shares are issued in registered form.

WPP may, subject to the Statutes and the articles of association, issue share warrants with respect to fully paid shares. It may also, with the approval of share owners in general meeting, convert all or any of its paid up shares into stock and re-convert stock into paid up shares of any denomination.

Voting Rights and General Meetings. At a general meeting an ordinary resolution or any other question (other than a special or extraordinary resolution) put the vote shall be decided by a show of hands unless a poll is duly demanded. A poll may be demanded by:

o    the chairman of the meeting;

o at least five share owners present in person or by proxy, and who are entitled to vote on the resolution;

o any share owner(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all share owners entitled to vote on the resolution; or

o any share owner(s) present in person or by proxy, who hold shares providing a right to vote on the resolution on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid up on all the shares providing that right.

All special resolutions and extraordinary resolutions shall be decided on a poll.

Subject to disenfranchisement in the event of (i) non-payment of any call or other sum due and payable in respect of any shares or (ii) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares, and subject to any special rights or restrictions as to voting for the time being attached to any shares on a show of hands, every holder of WPP ordinary shares who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative at a general meeting of WPP will have one vote and every person present who has been appointed as a proxy shall have one vote, and on a poll, every holder of WPP ordinary shares who is present in person or by proxy will have one vote per share. In addition, any proxy who has been appointed by the ADS Depositary shall have such number of votes as equals the number of shares in relation to which such proxy has been appointed.

In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

The necessary quorum for a general share owner meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a share owner or a proxy for a share owner or a duly authorised representative of a corporate share owner.

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty one clear days' notice. All other extraordinary general meetings shall be called by not less that 14 clear days' notice. Only those share owners entered in the register of members 48 hours prior to the date of the meeting are entitled to vote at that meeting and the number of shares then registered in their respective names shall determine the number of votes such share owner is entitled to cast at that meeting.

Dividends. WPP may, by ordinary resolution, declare a dividend to be paid to the share onwers according to their respective rights and interests in profits, and may fix the time for payment of such dividend. No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to the share owners of WPP such interim dividends as appear to the directors to be justified by the profits of WPP available for distribution. There are no fixed dates on which entitlement to dividends arises on WPP ordinary shares.

The share owners may pass, on the recommendation of the directors, an ordinary resolution to direct all or any part of a dividend to be paid by distributing specific assets, in particular paid up shares or debentures of any other company.

The articles also permit a scrip dividend scheme under which share owners may be given the opportunity to elect to receive fully paid WPP ordinary shares instead of cash, or a combination of shares and cash, with respect to future dividends.

If a share owner owes any money to WPP relating in any way to shares, the board may deduct any of this money from any dividend on any shares held by the share owner, or from other money payable by WPP in respect of the shares. Money deducted in this way may be used to pay the amount owed to WPP.

Unclaimed dividends and other money payable in respect of a share can be invested or otherwise used by directors for the benefit of WPP until they are claimed. A dividend or other money remaining unclaimed twelve years after it first became due for payment will be forfeited and cease to remain owing by WPP.

Return of capital. In the event of a winding-up or other return of capital of WPP, the assets of WPP available for distribution among the share owners will be divided, subject to the rights attached to any other shares issued on any special terms and conditions, between the holders of WPP ordinary shares according to the respective amounts of nominal (par) value paid up on those shares and in accordance with the provisions of the Companies Act 1985. The liquidator may, if authorised by an extraordinary resolution of share owners and subject to the Companies Act 1985, divide and distribute among the share owners, the whole or any part of the non-cash assets of WPP in such manner as he may determine.

The liquidator may also, with the same authority, transfer any assets to trustees upon any trusts for the benefit of share owners as the liquidator decides. No past or present share owner can be compelled to accept any shares or other property which could subject him or her to a liability.

Alteration of Share Capital. WPP may from time by ordinary resolution of our share owners:

o increase its share capital by the amount, to be divided into shares of the amounts, that the resolution prescribes;

o consolidate and divide all or any of its share capital into shares of a larger amount than the existing shares;

o cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of the share capital by the amount of the shares cancelled; and

o subject to the Statutes, subdivide any of its shares into shares of a smaller amount than that fixed by the memorandum of association, provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived, and the resolution may determine that any of the shares resulting from the sub-division may have any preference or advantage or have qualified or deferred rights or be subject to any restrictions.

Subject to the Statutes, WPP may purchase or enter into a contract to purchase any of its own shares of any class (including any redeemable shares, if we should decide to issue any) provided that the approval of either more than 50% (in the case of open market purchases) or 75% (in the case of private purchases) of attending share owners present in person or by proxy at a general meeting of share owners is given. However, shares may only be repurchased out of distributable profits or the proceeds of a fresh issue of shares made for that purpose, and, if a premium is paid it must be paid out of distributable profits.

WPP may, by special resolution, reduce its share capital or any capital redemption reserve, share premium account or other nondistributable reserve, subject in each case to confirmation by the English Courts.

Transfer of Shares

Unless the articles of association specify otherwise, a share owner may transfer some or all of his or her shares to another person in any manner which is permitted by the Statutes and is approved by the board. Transfers of uncertificated shares must be carried out using the relevant system. The instrument of transfer for certificated shares must be signed by or on behalf of the transferor and except in the case of a fully paid share, by or on behalf of the transferee and must be delivered to the registered office or any other place the directors decide.

The directors may refuse to register a transfer:

o    if it is of shares which are not fully paid;

o    if it is of shares on which WPP has a lien;

o if it is not stamped and duly presented for registration, together with the share certificate and

o    evidence of title as the board reasonably requires;

o    if it is with respect to more than one class of shares;

o    if it is in favor of more than four persons jointly; or

o in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under "Disclosure of interests in shares" below.

WPP may not refuse to register transfers of WPP ordinary shares if this refusal would prevent dealings in the shares which have been admitted to official listing by the UK Listing Authority from taking place on an open and proper basis. If the board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged or the Operator - instruction was received, send to the transferee notice of the refusal. The registration of transfers may be suspended at any time and for any period as the directors may determine. The register of share owners may not be closed for more than 30 days in any year.

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

Preemption Rights

Under the Companies Act 1985, the issuance of equity securities, that are, or are to be, paid for wholly in cash, except shares held under an employees' share scheme, must be offered in the first instance to the existing equity share owners in proportion to the respective nominal (par) values of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed in a general meeting of share owners. In this context, equity securities generally means, in relation to WPP, WPP ordinary shares, or shares with no restrictions on the amounts receivable in a distribution of dividends or capital, and all rights to subscribe for or convert into such shares.

Share Owner Notices

Record date for service. WPP may serve or deliver any notice, document or other communication by reference to the register of members at any time not more than 21 days before the date of service of delivery. No change in the register after that time shall invalidate that service or delivery.

Untraced Share Owners. WPP may sell, in such manner as the board may determine, any shares (including any share issued in right of a share) if:

o during the previous twelve years the shares have been in issue, at least three dividends have become payable and no dividend was claimed or payment cashed;

o after this twelve-year period, notice is given of WPP's intention to sell the shares by advertisement in a UK national newspaper and a newspaper appearing in the area which includes the address held by WPP for delivery of notices relating to the shares; and

o during this twelve-year period, and for three months after the last advertisement appears in the newspaper, WPP has not heard from the shareholder or a person who is automatically entitled to the shares by law.

Notice to Share Owners with Foreign Addresses.

A share owner whose registered address is outside the UK and who gives to WPP an address in the UK where notices, documents or communications may be given shall be entitled to have notices, documents or communications given to him at that address. Otherwise, the share owner is not entitled to receive any notices, documents or communications from WPP.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or our memorandum or articles of association on the right of non-residents or foreign persons to hold or vote WPP's ordinary shares or ADSs, other than limitations that would apply generally to all of the share owners.

Change of Control.

There are currently no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in of our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving WPP or any of its subsidiaries.

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

Under the City Code, except with the consent of the UK panel on Takeovers and Mergers, any person or persons acting in concert who:

o acquire shares which (together with shares already held by them) carry 30% or more of our voting rights; or

o hold 30% to 50% of the voting rights and acquire, within a 12 month period, further shares must make an offer for all of WPP's equity and voting non-equity share capital in which such person or persons acting in concert hold shares. The offer must be made in cash, or have a cash alternative, for at least the highest price paid by the offeror or persons acting in concert with it for such shares in the previous 12 months.

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

Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to purchase, hold or in any way transfer ordinary shares or ADSs. The statements of United Kingdom and United States tax laws set out below are based on the laws in force as of the date of this Annual Report, and are subject to any changes in United States or United Kingdom law, and in any double taxation convention between the United States and the United Kingdom, occurring after that date.

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

As used herein, the term "United States corporation" means any corporation organised under the laws of the United States or any state or the District of Columbia.

For the purposes of the current United States - United Kingdom double taxation conventions and for the purposes of the United States Internal Revenue Code of 1986, as amended (the "Code"), discussed below, the holders of ADSs will be treated as the owners of the underlying ordinary shares represented by the ADSs that are evidenced by such ADSs.

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

In certain cases the tax treatment under the Income Tax Convention described above may be limited or denied if the holder acquired the ADSs or ordinary shares primarily to secure the benefits of the Convention and not for bona fide commercial reasons.

Taxation of Capital Gains

An individual shareholder resident in the United Kingdom will be liable to United Kingdom taxation on capital gains realised on the disposal of their ADSs or ordinary shares.

Holders of ADSs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realised on the disposal of their ADSs or ordinary shares unless the ADSs or ordinary shares are used or held for the purposes of a trade carried on in the United Kingdom through a permanent establishment. However, a holder of ADSs or ordinary shares who is a United States citizen or a United States resident (as defined above) will be liable to taxation on such capital gains under the laws of the United States.

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

Stamp Duty and Stamp Duty Reserve Tax

Under the Finance Act 1986 (the "Finance Act"), no UK Stamp Duty will be payable on any transfer of an ADS or on any delivery or negotiation of an ADS, provided that the instrument of transfer is executed and remains outside the UK nor will there be any liability to Stamp Duty Reserve Tax in respect of any agreement for transfer of ADSs. Dealings in ADSs in bearer form outside the UK will be free of Stamp Duty, but certain bearer dealings within the UK may attract Stamp Duty at the rate of 1.5%.

The Finance Act provides that, as from October 27, 1986, there will be a charge to ad valorem Stamp Duty on any instrument transferring ordinary shares to a nominee or agent for a depositary which then issues depositary receipts (such as the ADSs). Where the instrument is liable to Stamp Duty as a "conveyance on sale" then the rate of duty is 1.5% of the consideration for the sale implemented by the instrument.

Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty is 1.5% of the market value of the security transferred by the instrument, except that the rate of duty is reduced to 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the Finance Act).

The Finance Act also provides that there is to be a charge to Stamp Duty Reserve Tax which will apply where ordinary shares are transferred, issued or appropriated to a nominee or agent for a depositary under an arrangement under which the depositary issues ADSs. Stamp Duty Reserve Tax, which is payable by the depositary, is charged at a rate of 1.5% of the consideration for the transfer. Where there is no such consideration, the rate of Stamp Duty Reserve Tax is 1.5% of the market value of the securities transferred or 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the Finance Act). The charge to Stamp Duty Reserve Tax will, however, be reduced by the amount, if any, of ad valorem Stamp Duty paid on the instrument transferring the ordinary shares.

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

A gift for no consideration of ordinary shares (other than as part of ADS arrangements) will not attract a Stamp Duty charge after May 1, 1987 (if appropriately certified) and is exempt from Stamp Duty Reserve Tax.

A transfer of ordinary shares from a depositary or its agent or nominee to a person purchasing from an ADS holder on cancellation of an ADS is liable to duty as a "conveyance on sale" because it completes a sale of such ordinary shares and will be liable to ad valorem Stamp Duty, payable by the purchaser.

A transfer of ordinary shares from a depositary or its agent or nominee to an ADS holder on cancellation of an ADS which is not liable to duty as a "conveyance on sale" is currently understood to be liable to a fixed Duty of 50p.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure.

Interest rate risk

The Group's interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates. The Group therefore aims to limit the impact from increases in rates while seeking to ensure that it benefits from rate reductions by regularly reviewing its exposure profile and deciding upon the periods for fixing rates in the light of financial market expectations. Its principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies, including amounts drawn under the working capital facility, represented 99% of the Group's gross indebtedness at December 31, 2001 (at $782 million, (Pounds)130 million and (euro)1,050 million, respectively) and 99% of the Group's average gross debt during the course of 2001 (at $1,282 million, (Pounds)90 million and (euro)610 million, respectively). 90% of the year-end US$ debt is at fixed rates averaging 5.11% for an average period of 40 months. 57% of the euro debt is at fixed rates averaging 5.49% for an average period of 50 months. The sterling debt is all at floating rates. Cash balances in these currencies at December 31, 2001 were $208 million, (Pounds)84 million and
(euro)125 million, respectively (reflecting 42% of cash balances).

Other than fixed rate debt, the Group's other fixed rates are achieved through interest rate swaps with the Group's bankers. As of December 31, 2001, the Company entered into interest rate protection agreements with respect to $250 million and (euro)400 million of indebtedness maturing at various times through 2003 and at 2008, respectively. The fair value of the derivatives at December 31, 2001 is (Pounds)4.0 million ($5.8 million), which has been obtained from a market data source.

The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At December 31, 2001, no forward rate agreements or interest rate caps were outstanding.

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

The following tables set forth the Company's fixed and floating rate debt by currency, including the effect of interest rate swaps, as of December 31, 2001 and 2000, respectively:

December 31, 2001

                                                                         Fixed           Floating           Period
Currency                                                   (Pounds)m    rate/1/           basis            (months)/1/
------------------------------------------------------------------------------------------------------------------------
US$ - fixed                                               486.5/2/       5.11%             n/a                40
US$ - floating                                             51.6           n/a             LIBOR               n/a
(Pounds)                                                  130.0           n/a             LIBOR               n/a
Euro - fixed                                              367.6          5.49%             n/a                50
Euro - floating                                           275.7           n/a            EURIBOR              n/a
Other                                                      (1.3)          n/a            various              n/a

------------------------------------------------------------------------------------------------------------------------
                                                        1,310.1
------------------------------------------------------------------------------------------------------------------------


December 31, 2000

                                                                         Fixed           Floating           Period
Currency                                                   (Pounds)m    rate/1/           basis            (months)/1/
------------------------------------------------------------------------------------------------------------------------
US$ - fixed                                               624.9/2/       5.37%             n/a                42
US$ - floating                                            148.0           n/a             LIBOR               n/a
(Pounds)                                                  178.0           n/a             LIBOR               n/a
Euro - floating                                            71.6           n/a             LIBOR               n/a
Other                                                       3.7           n/a            various              n/a

------------------------------------------------------------------------------------------------------------------------
                                                        1,026.2
------------------------------------------------------------------------------------------------------------------------

/1/Weighted average.
/2/Including drawings on working capital facility.

The US dollar interest rate swap has a notional principal value of $250 million at December 31, 2001. $50 million, with a fixed rate payable of 6.1%, matured in January 2002, with the remainder (weighted average fixed rate payable of 6.22%) maturing in January 2003. The variable rate receivable is based on six-month LIBOR and is not forecast herein. The six-month LIBOR rate at December 31, 2001 was 4.14%. However, the rate on the underlying variable rate debt drawn under the Revolving Credit Facility is payable based on LIBOR plus a margin, offsetting the interest rate receivable under the interest rate swap (excluding the margin).

The Euro interest rate swaps are on a notional principal value of (euro)400 million in total and mature in June 2008. (euro)200 million is based on three-month EURIBOR and (euro)200 million on six-month EURIBOR. The weighted average variable rate payable includes a weighted margin of 0.81%, while the fixed rate receivable is 6.0%.

Currency exchange risk

The Group's significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or "functional") currencies of its main operating units. Its principal borrowing currencies are US dollars, pounds sterling and euros, as these are the predominant currencies of revenues.

Significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at December 31, 2001. However, in April 2002, the Company entered into a two-year US dollar-Euro cross-currency rate swap transaction with a notional amount of $235 million. No speculative foreign exchange trading is undertaken.

ITEM 12.            DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On May 17, 2002, WPP Group plc and Citibank, N.A., the Depositary under the Amended and Restated Deposit Agreement among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts ("ADSs") issued thereunder (the "Deposit Agreement"), amended Sections 4.07 and 4.08 of the Deposit Agreement and the Form of ADS to give the registered holders of ADSs the right to attend and vote at WPP's Annual General Meeting.

ITEM 15.   [Reserved]

ITEM 16.   [Reserved]

ITEM 17.   FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

                                    PART III

ITEM 18.   FINANCIAL STATEMENTS

Consolidated Financial Statements of WPP Group plc as at December 31, 2001, 2000, and 1999 (page F-1)

ITEM 19. EXHIBITS.

Exhibit No.       Exhibit Title
-----------       -------------

1.1               Memorandum and Articles of Association of WPP Group plc. (incorporated herein by reference to Exhibit 1.1 of the
                  Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

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

2.4               Amendment No. 3 to Amended and Restated Deposit Agreement, dated May 17, 2002, among WPP Group plc, Citibank,
                  N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 3 to the Registration
                  Statement on Form F-6, filed with the Securities and Exchange Commission on April 19, 2002 (Reg. No. 333-5906).

Exhibit No.       Exhibit Title
-----------       -------------

2.5               Registration Agreement dated as of January 20, 2000 between Young & Rubicam Inc. and Salomon Smith Barney Inc.,
                  Bear Stearns & Co. Inc., Donaldson Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated, Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC. (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed by Young & Rubicam Inc. with the Securities and
                  Exchange Commission on April 17, 2000 (Reg. No. 333-34948)).

2.6               Form of Amendment to Registration Agreement between Young & Rubicam Inc. and the initial purchasers of Young &
                  Rubicam's 3% Convertible Subordinated Notes due 2005 (incorporated herein by reference to Exhibit 4.10 of
                  Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on
                  August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.7               Indenture dated as of January 20, 2000 between Young & Rubicam Inc. and The Bank of New York as trustee
                  (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam Inc.'s Annual Report on Form 10-K for the
                  year ended December 31, 1999 (File No. 001-14093)).

2.8               Form of 3% Convertible Subordinated Note due 2005 (incorporated herein by reference to Exhibit A to Exhibit 10.28 to Young & Rubicam Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-14093)).

2.9               Form of First Supplemental Indenture to the Indenture dated as of January 20, 2000 for the 3% Convertible
                  Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.7 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the
                  Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.10              Form of Second Supplemental Indenture to the Indenture dated as of January 20, 2000 for the 3% Convertible
                  Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.8 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the
                  Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.11              Indenture dated as of July 15, 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust
                  Company, as Trustee, in connection with the issuance of 6 5/8% Notes due July 15, 2005 and 6 7/8% Notes due July
                  15, 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation's and WPP Group plc's
                  Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 8, 1998 (File No.
                  333-9058)).

2.12              Forms of 6 5/8% Notes due July 15, 2005 and 6 7/8% Notes due July 15, 2008 (incorporated herein by reference to
                  Exhibit 4.2 to WPP Finance (USA) Corporation's and WPP Group plc's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 8, 1998 (File No. 333-9058)).

2.13              Agreement of Registrant to file, if requested by Securities and Exchange Commission, indenture and form of notes relating to the issuance of 5.125% Bonds due June 2004 and the issuance of 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 of the Registrant's Annual Report on Form 20-F for the year ended December 31,
                  2000).

2.14              Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indentures and forms of notes relating to the issuance of 2% Convertible Bonds due April 2007.*

2.15              $750 Million Credit Facility Agreement dated September 4, 2001.*

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

Exhibit No.       Exhibit Title
-----------       -------------

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

4.4               The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 99 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 6, 1996 (File No. 333-05368).

4.5               Leadership Equity Acquisition Plan, adopted by WPP Group plc in September 1999 (incorporated herein by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.6               WPP Group plc Performance Share Plan (incorporated herein by reference to Exhibit 4.6 to the Registrant's Annual
                  Report on Form 20-F for the year ended December 31, 2000).

4.7               2001-2003 Long Term Incentive Plan ("LTIP") The Ogilvy Group, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.7 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.8               2001-2003 Long Term Incentive Plan ("LTIP") J. Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.8 to the Registrant's Annual Report on Form 20-F for the year ended December 31,
                  2000).

4.9               J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.10              Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young &
                  Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.11              Amendment No. 1 to Young & Rubicam Inc. Deferred Compensation Plan effective as of November 19, 1997 (incorporated by reference to Exhibit 10.26 to Young & Rubicam's Annual Report on Form 10-K for the year ended December 31,
                  1998).

4.12              Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of January 1, 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam's Annual Report on Form 10-K for the year ended December
                  31, 1998).

4.13              Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to the Young
                  & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.14              Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to
                  Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.15              Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young &
                  Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.16              Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit
                  10.28 to Young & Rubicam's Registration Statement on Form S-1 (File No. 333-46929)).

4.17              Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to
                  Exhibit 10.23 to Young & Rubicam's Annual Report on Form 10-K for the year ended December 31, 1999).

4.18              Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young &
                  Rubicam's Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit No.       Exhibit Title
-----------       -------------

4.19              Young & Rubicam Inc. Executive Income Deferral Program  (incorporated herein by reference to Exhibit 4.19 to the
                  Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.20              Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.21              Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution
                  (incorporated herein by reference to Exhibit 4.21 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.22              Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution
                  (incorporated herein by reference to Exhibit 4.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

4.23              Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit
                  4.23 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000).

8.1               List of subsidiaries.*

10.1              Consent of Independent Auditors.*

99.1              Letter to Commission pursuant to Temporary Note A-T2.*
------------------------------------------------------------------------------------------------------------------------------------

* filed herewith.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorised.

           WPP Group plc

                                                      By: /S/ P W G Richardson
                                                          --------------------
                                                          Paul W G Richardson
                                                          Group Finance Director

                                                          June 13, 2002

                                  WPP GROUP plc

                          INDEX TO FINANCIAL STATEMENTS

ITEM 18.

Financial
Statement
Number                                                                                                                 Page
------                                                                                                                 ----

A.       Consolidated Financial Statements of WPP Group plc as of the years ended 31 December 2001, 2000 and 1999

         (i)      Report of Independent Auditors                                                                       F-2

         (ii)     Accounting policies                                                                                  F-3

         (iii)    Consolidated profit and loss account for the years ended
                  31 December 2001, 2000 and 1999                                                                      F-5

         (iv)     Consolidated cash flow statement for the years ended
                  31 December 2001, 2000 and 1999                                                                      F-6

         (v)      Consolidated statement of total recognised gains and losses
                  for the years ended 31 December 2001, 2000 and 1999                                                  F-6

         (vi)     Consolidated balance sheet at 31 December 2001, 2000
                  and 1999                                                                                             F-7

         (vii)    Consolidated statement of share owners' funds for the
                  years ended 31 December 2001, 2000 and 1999                                                          F-8

         (viii)   Notes to the consolidated profit and loss account                                                    F-9

         (ix)     Notes to the consolidated cash flow statement and balance
                  sheet                                                                                               F-12

         (x)      Reconciliation to Generally Accepted US Accounting Principles                                       F-18

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and share owners of WPP Group plc:

We have audited the accompanying consolidated balance sheets of WPP Group plc and subsidiaries as of December 31, 2001, 2000, and 1999 and the related consolidated statement of income, statement of changes in share owners' funds, statement of recognised gains and losses and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WPP Group plc and subsidiaries as of December 31, 2001, 2000, and 1999 and the results of their operations and their cash flows for the years then ended December 31, 2001 in conformity with generally accepted accounting principles in the United Kingdom.

Certain accounting practices of WPP Group plc used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the United Kingdom, but do not conform with accounting principles generally accepted in the United States. A description of these differences and the adjustments required to conform the consolidated financial statements to accounting principles generally accepted in the United States are set forth on F-18 to F-26.

May 9, 2002                                     Arthur Andersen
                                                Registered Auditors
                                                London, England

Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the UK. A summary of the Group's principal accounting policies, which have been applied consistently throughout the year and the preceding year (except as disclosed in accounting policy 15), is set out below.

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

     For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an infinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP's commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

     The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the infinite life of these intangible assets, it is not possible to quantify its impact.

4 Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

---------------------------------------------------------------------
Freehold buildings - 2% per annum
Leasehold land and buildings - over the term of the lease
Fixtures, fittings and equipment - 10-33% per annum
Computer equipment - 33% per annum
---------------------------------------------------------------------

5 Investments

Except as stated below, fixed asset investments are shown at cost less impairment.

     The Group's share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and the investments are shown in the consolidated balance sheet as the Group's share of the net assets. The Group's share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

6 Stocks and work in progress

Work in progress is valued at cost or on a percentage of completion basis. Cost includes outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value.

7 Debtors

Debtors are stated net of provisions for bad and doubtful debts.

8 Current taxation

Corporate taxes are payable on taxable profits at current rates.

9 Deferred taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more taxation in the future or a right to pay less taxation in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in taxation assessments in periods different from those in which they are recognised in the financial statements. A net deferred taxation asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

10 Incentive plans

The Group's share based incentive plans are accounted for in accordance with Urgent Issues Task Force (`UITF') Abstract 17 `Employee Share Schemes'. The cost of shares acquired by the Group's ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the Group's profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

11 Pension costs

For defined contribution schemes, contributions are charged to the profit and loss account as payable in respect of the accounting period.

     The Group's accounting policy in respect of defined benefit schemes was revised during the year following the implementation of FRS 17 (Retirement Benefits) and is discussed in note 15 below.

12 Operating leases

Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

13 Turnover, cost of sales and revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group's advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based compensation or a combination of the three, as agreed upon with each client.

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

14 Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded in local currency at current exchange rates. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation at year-end exchange rates of the opening net assets and results for the year are dealt with as movements in reserves.

15 Changes in accounting policies

The Group adopted FRS 17 (Retirement Benefits) during the year. For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

     Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Consolidated profit and loss account

For the years ended 31 December 2001, 2000 and 1999

                                                                                                     2000             1999
                                                                                 2001         Restated/2/      Restated/2/
                                                             Notes          (Pounds)m           (Pounds)m        (Pounds)m
--------------------------------------------------------------------------------------------------------------------------
Turnover (gross billings)                                        1          20,886.9            13,949.4          9,345.9
--------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                              (16,865.2)          (10,968.7)        (7,173.3)
--------------------------------------------------------------------------------------------------------------------------
Revenue                                                          1           4,021.7             2,980.7          2,172.6
--------------------------------------------------------------------------------------------------------------------------
Direct costs                                                                  (232.0)             (244.6)          (317.3)
--------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 3,789.7             2,736.1          1,855.3
--------------------------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill and exceptional items         2          (3,269.4)           (2,341.6)        (1,590.3)
--------------------------------------------------------------------------------------------------------------------------
Goodwill amortisation and impairment                             2             (14.8)              (15.1)               -
--------------------------------------------------------------------------------------------------------------------------
Operating profit                                                               505.5               379.4            265.0
--------------------------------------------------------------------------------------------------------------------------
Income from associates                                                          40.8                38.0             27.3
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before interest, taxation,
investment gains and write-downs                                               546.3               417.4            292.3
--------------------------------------------------------------------------------------------------------------------------
Net gain on disposal of investments                              4               6.8                   -                -
--------------------------------------------------------------------------------------------------------------------------
Amounts written off fixed asset investments                      4             (70.8)                  -                -
--------------------------------------------------------------------------------------------------------------------------
Net interest payable and similar charges                         5             (71.3)              (51.7)           (36.9)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before taxation                                  411.0               365.7            255.4
--------------------------------------------------------------------------------------------------------------------------
Taxation on profit on ordinary activities                        6            (126.1)             (109.7)           (76.6)
--------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities after taxation                                   284.9               256.0            178.8
--------------------------------------------------------------------------------------------------------------------------
Minority interests                                                             (13.7)              (11.3)            (6.0)
--------------------------------------------------------------------------------------------------------------------------
Profit attributable to ordinary share owners                                   271.2               244.7            172.8
--------------------------------------------------------------------------------------------------------------------------
Ordinary dividends                                               7             (51.6)              (37.8)           (24.0)
--------------------------------------------------------------------------------------------------------------------------
Retained profit for the year                                    25             219.6               206.9            148.8
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
PBIT/1/                                                          1             561.1               432.5            292.3
--------------------------------------------------------------------------------------------------------------------------
PBIT/1/ margin                                                                  14.0%               14.5%            13.5%
--------------------------------------------------------------------------------------------------------------------------
PBT/1/                                                                         489.8               380.8            255.4
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
Headline earnings per share/3/                                   8
--------------------------------------------------------------------------------------------------------------------------
Basic earnings per ordinary share                                               31.8p               31.1p            22.9p
--------------------------------------------------------------------------------------------------------------------------
Diluted earnings per ordinary share                                             30.6p               30.1p            22.5p
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
Standard earnings per share                                      8
--------------------------------------------------------------------------------------------------------------------------
Basic earnings per ordinary share                                               24.6p               29.3p            22.9p
--------------------------------------------------------------------------------------------------------------------------
Diluted earnings per ordinary share                                             23.7p               28.4p            22.5p
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
Headline earnings per ADR/3/
--------------------------------------------------------------------------------------------------------------------------
Basic earnings per ADR                                                         159.0p              155.5p           114.5p
--------------------------------------------------------------------------------------------------------------------------
Diluted earnings per ADR                                                       153.0p              150.5p           112.5p
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------
Standard earnings per ADR
--------------------------------------------------------------------------------------------------------------------------
Basic earnings per ADR                                                         123.0p              146.5p           114.5p
--------------------------------------------------------------------------------------------------------------------------
Fully diluted earnings per ADR                                                 118.5p              142.0p           112.5p
==========================================================================================================================

The accompanying notes form an integral part of this profit and loss account.

There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners' funds are set out in note 25.

No operations with a material impact on the Group's results were acquired or discontinued during the year. For 2000, aggregated figures for acquisitions were revenue of (Pounds)438.9 million, operating profit of (Pounds)61.5 million and PBIT of (Pounds)66.4 million. For 1999, there were no material acquisitions or discontinued operations.

/1/ PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs. PBT: Profit on ordinary activities before taxation, excluding goodwill charges, investment gains and write-downs.

/2/ The 2000 and 1999 profit and loss accounts have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.

/3/ Headline earnings per ordinary share and ADR excludes goodwill charges, investment gains and write-downs.

Consolidated cash flow statement

For the years ended 31 December 2001, 2000 and 1999

                                                                                                         2000      1999
                                                                                               2001  Restated  Restated
                                                                                 Notes    (Pounds)m (Pounds)m (Pounds)m
-----------------------------------------------------------------------------------------------------------------------
Operating profit                                                                              505.5     379.4     265.0
-----------------------------------------------------------------------------------------------------------------------
Depreciation, amortisation and impairment charge                                              124.7      78.9      42.2
-----------------------------------------------------------------------------------------------------------------------
Movements in working capital                                                        10       (166.4)    260.7      83.7
-----------------------------------------------------------------------------------------------------------------------
Movements in provisions, other debtors and creditors                                10       (291.6)    (95.9)    (41.8)
-----------------------------------------------------------------------------------------------------------------------
Loss on sale of tangible fixed assets                                                           1.7       1.3       0.9
-----------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                     173.9     624.4     350.0
-----------------------------------------------------------------------------------------------------------------------
Dividends received from associates                                                             14.7       7.6       4.3
-----------------------------------------------------------------------------------------------------------------------
Return on investments and servicing of finance                                      11        (56.4)    (66.0)    (38.6)
-----------------------------------------------------------------------------------------------------------------------
UK and overseas tax paid                                                                      (77.5)    (81.4)    (58.4)
-----------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment                                        11       (217.2)   (199.1)    (80.5)
-----------------------------------------------------------------------------------------------------------------------
Acquisition payments                                                                11       (730.3)   (281.0)   (202.2)
-----------------------------------------------------------------------------------------------------------------------
Equity dividends paid                                                                         (44.4)    (25.6)    (21.1)
-----------------------------------------------------------------------------------------------------------------------
Net cash outflow before management of liquid resources and financing                         (937.2)    (21.1)    (46.5)
-----------------------------------------------------------------------------------------------------------------------
Management of liquid resources                                                       9        (76.8)        -         -
-----------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                      11        499.0     204.6     270.0
-----------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and overdrafts for the year                                      (515.0)    183.5     223.5
-----------------------------------------------------------------------------------------------------------------------
Translation difference                                                                         10.7      35.1      (0.6)
-----------------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at beginning of year                                           770.0     551.4     328.5
-----------------------------------------------------------------------------------------------------------------------
Balance of cash and overdrafts at end of year                                                 265.7     770.0     551.4
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net funds:
-----------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and overdrafts for the year                                      (515.0)    183.5     223.5
-----------------------------------------------------------------------------------------------------------------------
Cash outflow from increase in liquid resources                                       9         76.8         -         -
-----------------------------------------------------------------------------------------------------------------------
Cash inflow from increase in debt financing                                                  (430.0)   (126.6)   (258.0)
-----------------------------------------------------------------------------------------------------------------------
Debt acquired                                                                                     -    (194.9)        -
-----------------------------------------------------------------------------------------------------------------------
Other movements                                                                                (1.1)     (1.9)     (1.7)
-----------------------------------------------------------------------------------------------------------------------
Translation difference                                                                          8.8      23.4      (6.2)
-----------------------------------------------------------------------------------------------------------------------
Movement in net debt in the year                                                             (860.5)   (116.5)    (42.4)
-----------------------------------------------------------------------------------------------------------------------
Net (debt)/funds at beginning of year                                                9        (24.6)     91.9     134.3
-----------------------------------------------------------------------------------------------------------------------
Net (debt)/funds at end of year                                                      9       (885.1)    (24.6)     91.9
=======================================================================================================================

The accompanying notes form an integral part of this cash flow statement.



Consolidated statement of total recognised gains and losses

For the years ended 31 December 2001, 2000 and 1999

                                                                                                        2000      1999
                                                                                              2001  Restated  Restated
                                                                                 Notes   (Pounds)m (Pounds)m (Pounds)m
----------------------------------------------------------------------------------------------------------------------
Profit for the financial year                                                                271.2     244.7     172.8
----------------------------------------------------------------------------------------------------------------------
Exchange adjustments on foreign currency net investments                            25       (80.6)   (133.0)    (31.2)
----------------------------------------------------------------------------------------------------------------------
Actuarial loss on defined benefit pension schemes in accordance
with FRS 17 (Retirement Benefits)                                                   25       (43.0)    (27.0)    (10.4)
----------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses relating to the year                                       147.6      84.7     131.2
======================================================================================================================
Prior year adjustment on implementation of FRS 17 (Retirement Benefits)                       (2.6)
--------------------------------------------------------------------------------------------------
Total gains and losses recognised since last annual report                                   145.0
==================================================================================================

The accompanying notes form an integral part of this statement of total recognised gains and losses.

Consolidated balance sheet

As at 31 December 2001, 2000 and 1999

                                                                                                  2000              1999
                                                                                2001       Restated/1/       Restated/1/
                                                            Notes          (Pounds)m         (Pounds)m         (Pounds)m
------------------------------------------------------------------------------------------------------------------------
Fixed assets
------------------------------------------------------------------------------------------------------------------------
Intangible assets
------------------------------------------------------------------------------------------------------------------------
     Corporate brands                                          13              950.0             950.0             350.0
------------------------------------------------------------------------------------------------------------------------
     Goodwill                                                  13            4,439.9           3,497.3             410.3
------------------------------------------------------------------------------------------------------------------------
Tangible assets                                                14              432.8             390.2             196.7
------------------------------------------------------------------------------------------------------------------------
Investments                                                    15              553.5             551.5             356.9
------------------------------------------------------------------------------------------------------------------------
                                                                             6,376.2           5,389.0           1,313.9
------------------------------------------------------------------------------------------------------------------------
Current assets
------------------------------------------------------------------------------------------------------------------------
Stocks and work in progress                                    16              236.9             241.1             113.5
------------------------------------------------------------------------------------------------------------------------
Debtors                                                        17            2,391.8           2,181.0           1,068.4
------------------------------------------------------------------------------------------------------------------------
Debtors within working capital facility:                       18
------------------------------------------------------------------------------------------------------------------------
     Gross debts                                                               331.0             464.9             345.7
------------------------------------------------------------------------------------------------------------------------
     Non-returnable proceeds                                                   (82.5)           (231.6)           (214.1)
------------------------------------------------------------------------------------------------------------------------
                                                                               248.5             233.3             131.6
------------------------------------------------------------------------------------------------------------------------
Current asset investments                                       9               76.8                 -                 -
------------------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                                                       585.6           1,067.6             607.0
------------------------------------------------------------------------------------------------------------------------
                                                                             3,539.6           3,723.0           1,920.5
------------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due within one year                 19           (4,322.0)         (4,252.4)         (2,148.0)
------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                       (782.4)           (529.4)           (227.5)
------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                        5,593.8           4,859.6           1,086.4
------------------------------------------------------------------------------------------------------------------------
Creditors: amounts falling due after
more than one year (including convertible loan note)           20           (1,711.5)         (1,279.6)           (652.5)
------------------------------------------------------------------------------------------------------------------------
Provisions for liabilities and charges                         21             (106.1)            (98.2)            (46.6)
------------------------------------------------------------------------------------------------------------------------
Net assets excluding pension provision                                       3,776.2           3,481.8             387.3
------------------------------------------------------------------------------------------------------------------------
Pension provision                                              22             (135.3)            (87.7)            (45.6)
------------------------------------------------------------------------------------------------------------------------
Net assets including pension provision                                       3,640.9           3,394.1             341.7
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
Capital and reserves
------------------------------------------------------------------------------------------------------------------------
Called up share capital                                    24, 25              115.0             111.2              77.5
------------------------------------------------------------------------------------------------------------------------
Share premium account                                          25              805.2             709.0             602.9
------------------------------------------------------------------------------------------------------------------------
Shares to be issued                                            25              238.6             386.7                 -
------------------------------------------------------------------------------------------------------------------------
Merger reserve                                                 25            2,824.7           2,630.2             121.3
------------------------------------------------------------------------------------------------------------------------
Other reserves                                                 25             (336.8)           (256.2)           (123.2)
------------------------------------------------------------------------------------------------------------------------
Profit and loss account                                        25              (46.9)           (211.0)           (345.3)
------------------------------------------------------------------------------------------------------------------------
Equity share owners' funds                                                   3,599.8           3,369.9             333.2
------------------------------------------------------------------------------------------------------------------------
Minority interests                                                              41.1              24.2               8.5
------------------------------------------------------------------------------------------------------------------------
Total capital employed                                                       3,640.9           3,394.1             341.7
========================================================================================================================

The accompanying notes form an integral part of this balance sheet.

/1/ The 2000 and 1999 balance sheets have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements.

Signed on behalf of the Board on 9 May 2002:
Sir Martin Sorrell
Group chief executive

P W G Richardson
Group finance director

Consolidated statement of share owners' funds

For the years ended 31 December 2001, 2000 and 1999

Movements during the year were as follows:
                                                      Ordinary      Share      Shares                             Profit
                                                         share    premium       to be      Merger      Other    and loss
                                                       capital    account      issued     reserve   reserves  account/1/      Total
                                                     (Pounds)m  (Pounds)m   (Pounds)m   (Pounds)m  (Pounds)m   (Pounds)m  (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 1999                                 76.6      562.9           -       120.5     (92.0)     (452.3)      215.7
-----------------------------------------------------------------------------------------------------------------------------------
FRS 17 (Retirement Benefits) restatement                     -          -           -           -         -        (2.6)       (2.6)
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted balance at 1 January 1999                        76.6      562.9           -       120.5     (92.0)     (454.9)      213.1
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1999 movements
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Ordinary shares issued                                     0.9       40.0           -         0.8         -       (28.8)/2/    12.9
-----------------------------------------------------------------------------------------------------------------------------------
Currency translation movement                                -          -           -           -     (31.2)          -       (31.2)
-----------------------------------------------------------------------------------------------------------------------------------
Retained profit for the financial year                       -          -           -           -         -       148.8       148.8
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial loss on defined benefit schemes                    -          -           -           -         -       (10.4)      (10.4)
-----------------------------------------------------------------------------------------------------------------------------------
Adjusted balance at 31 December 1999                      77.5      602.9           -       121.3    (123.2)     (345.3)      333.2
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
2000 movements
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Ordinary shares issued in respect of acquisitions         30.2          -       547.3     2,383.3         -           -     2,960.8
-----------------------------------------------------------------------------------------------------------------------------------
Exercises of options granted on acquisition of Young
& Rubicam Inc.                                             2.9       62.5      (160.6)      160.6         -       (13.9)       51.5
-----------------------------------------------------------------------------------------------------------------------------------
Share issue costs charged to merger reserve                  -          -           -       (35.0)        -           -       (35.0)
-----------------------------------------------------------------------------------------------------------------------------------
Other ordinary shares issued                               0.6       43.6           -           -         -       (31.7)/2/    12.5
-----------------------------------------------------------------------------------------------------------------------------------
Currency translation movement                                -          -           -           -    (133.0)          -      (133.0)
-----------------------------------------------------------------------------------------------------------------------------------
Retained profit for the financial year                       -          -           -           -         -       206.9       206.9
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial loss on defined benefit schemes                    -          -           -           -         -       (27.0)      (27.0)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2000                              111.2      709.0       386.7     2,630.2    (256.2)     (211.0)    3,369.9
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
2001 movements
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Ordinary shares issued in respect of acquisitions          0.7          -         1.6        62.4         -          -         64.7
-----------------------------------------------------------------------------------------------------------------------------------
Share issue costs charged to merger reserve                  -          -           -        (1.0)        -          -         (1.0)
-----------------------------------------------------------------------------------------------------------------------------------
Other ordinary shares issued                               3.1       96.2      (149.7)      133.1         -       (14.5)/2/    68.2
-----------------------------------------------------------------------------------------------------------------------------------
Currency translation movement                                -          -           -           -     (80.6)          -       (80.6)
-----------------------------------------------------------------------------------------------------------------------------------
Retained profit for the financial year                       -          -           -           -         -       219.6       219.6
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial loss on defined benefit schemes                    -          -           -           -         -       (43.0)      (43.0)
-----------------------------------------------------------------------------------------------------------------------------------
Write-back of goodwill on disposals of interest
in associate undertaking                                     -          -           -           -         -         2.0         2.0
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2001                              115.0      805.2       238.6     2,824.7    (336.8)      (46.9)    3,599.8
===================================================================================================================================

/1/ Share owners' funds have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements. The impact of this on opening funds of (Pounds)3,409.9 million as previously reported, is to decrease these to (Pounds)3,369.9 million as restated as at 1 January 2001.

/2/ Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

Notes to the consolidated profit and loss account

1 Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services. These services include Advertising and Media investment management, Information & consultancy, Public relations & public affairs, and Branding & identity, Healthcare and Specialist communications. The Group derives a substantial proportion of its revenue and operating income from North America, the UK and Continental Europe and the Group's performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:
---------------------------------------------------------------------------------------------------------------------------
                                                                    Total                     2000                     1999
                                                                     2001    Change    Restated/2/    Change    Restated/2/
                                                                (Pounds)m         %      (Pounds)m         %      (Pounds)m
---------------------------------------------------------------------------------------------------------------------------
Turnover
---------------------------------------------------------------------------------------------------------------------------
UK                                                                1,664.6      24.6        1,336.3      17.9        1,133.7
---------------------------------------------------------------------------------------------------------------------------
US                                                               10,708.6      77.8        6,023.8      49.8        4,021.3
---------------------------------------------------------------------------------------------------------------------------
Continental Europe                                                4,445.0      32.9        3,344.3      50.0        2,230.2
---------------------------------------------------------------------------------------------------------------------------
Canada, Asia Pacific, Latin America, Africa & Middle East         4,068.7      25.4        3,245.0      65.5        1,960.7
---------------------------------------------------------------------------------------------------------------------------
                                                                 20,886.9      49.7       13,949.4      49.3        9,345.9
===========================================================================================================================
Revenue
---------------------------------------------------------------------------------------------------------------------------
UK                                                                  627.3      17.8          532.4      22.5          434.7
---------------------------------------------------------------------------------------------------------------------------
US                                                                1,763.1      38.4        1,273.6      39.2          915.2
---------------------------------------------------------------------------------------------------------------------------
Continental Europe                                                  870.9      48.5          586.3      37.6          426.2
---------------------------------------------------------------------------------------------------------------------------
Canada, Asia Pacific, Latin America, Africa & Middle East           760.4      29.2          588.4      48.4          396.5
---------------------------------------------------------------------------------------------------------------------------
                                                                  4,021.7      34.9        2,980.7      37.2        2,172.6
===========================================================================================================================
PBIT/1/
---------------------------------------------------------------------------------------------------------------------------
UK                                                                   73.9       5.1           70.3      35.2           52.0
---------------------------------------------------------------------------------------------------------------------------
US                                                                  257.6      28.6          200.3      43.1          140.0
---------------------------------------------------------------------------------------------------------------------------
Continental Europe                                                  119.7      45.8           82.1      47.1           55.8
---------------------------------------------------------------------------------------------------------------------------
Canada, Asia Pacific, Latin America, Africa & Middle East           109.9      37.7           79.8      79.3           44.5
---------------------------------------------------------------------------------------------------------------------------
                                                                    561.1      29.7          432.5      48.0          292.3
===========================================================================================================================

There is no significant cross-border trading.

Contributions by operating sector were as follows:
---------------------------------------------------------------------------------------------------------------------------
                                                                    Total                     2000                     1999
                                                                     2001    Change    Restated/2/    Change    Restated/2/
                                                                (Pounds)m         %      (Pounds)m         %      (Pounds)m
---------------------------------------------------------------------------------------------------------------------------
Turnover
---------------------------------------------------------------------------------------------------------------------------
Advertising and Media investment management                      17,347.8      51.4       11,455.6      49.0        7,690.1
---------------------------------------------------------------------------------------------------------------------------
Information & consultancy                                           757.8      46.4          517.5      21.6          425.5
---------------------------------------------------------------------------------------------------------------------------
Public relations & public affairs                                   617.5      46.2          422.5     112.2          199.1
---------------------------------------------------------------------------------------------------------------------------
Branding & identity, Healthcare and Specialist communications     2,163.8      39.3        1,553.8      50.7        1,031.2
---------------------------------------------------------------------------------------------------------------------------
                                                                 20,886.9      49.7       13,949.4      49.3        9,345.9
===========================================================================================================================
Revenue
---------------------------------------------------------------------------------------------------------------------------
Advertising and Media investment management                       1,841.5      31.6        1,399.0      38.1        1,013.1
---------------------------------------------------------------------------------------------------------------------------
Information & consultancy                                           590.3      15.3          512.1      22.0          419.7
---------------------------------------------------------------------------------------------------------------------------
Public relations & public affairs                                   502.1      52.1          330.1      84.5          178.9
---------------------------------------------------------------------------------------------------------------------------
Branding & identity, Healthcare and Specialist communications     1,087.8      47.1          739.5      31.8          560.9
---------------------------------------------------------------------------------------------------------------------------
                                                                  4,021.7      34.9        2,980.7      37.2        2,172.6
===========================================================================================================================
PBIT/1/
---------------------------------------------------------------------------------------------------------------------------
Advertising and Media investment management                         319.4      37.2          232.8      47.9          157.4
---------------------------------------------------------------------------------------------------------------------------
Information & consultancy                                            57.6      11.6           51.6      22.6           42.1
---------------------------------------------------------------------------------------------------------------------------
Public relations & public affairs                                    48.3      11.8           43.2      80.8           23.9
---------------------------------------------------------------------------------------------------------------------------
Branding & identity, Healthcare and Specialist communications       135.8      29.5          104.9      52.2           68.9
---------------------------------------------------------------------------------------------------------------------------
                                                                    561.1      29.7          432.5      48.0          292.3
===========================================================================================================================

/1/ PBIT: Profit on ordinary activities before interest and taxation, excluding goodwill charges, investment gains and write-downs.

/2/ PBIT has been restated following the implementation of FRS 17 (Retirement Benefits) in the Group's 2000 and 1999 financial statements. The impact of this restatement on PBIT is to increase PBIT in 2000 from (Pounds)431.1 million (1999: (Pounds)290.8 million) to (Pounds)432.5 million (1999:
     (Pounds)292.3 million).

================================================================================
2 Operating costs

-----------------------------------------------------------------------------------------------------------
                                                                                  2000                 1999
                                                            2001              Restated             Restated
                                                       (Pounds)m             (Pounds)m            (Pounds)m
-----------------------------------------------------------------------------------------------------------
Total staff costs (note 3)                               2,268.9               1,616.2              1,089.8
-----------------------------------------------------------------------------------------------------------
Establishment costs                                        313.6                 216.8                158.3
-----------------------------------------------------------------------------------------------------------
Other operating expenses (net)                             685.2                 507.3                341.3
-----------------------------------------------------------------------------------------------------------
Loss on sale of tangible fixed assets                        1.7                   1.3                  0.9
-----------------------------------------------------------------------------------------------------------
Operating costs excluding goodwill
and exceptional items                                    3,269.4               2,341.6              1,590.3
-----------------------------------------------------------------------------------------------------------
Goodwill amortisation and impairment                        14.8                  15.1                    -
-----------------------------------------------------------------------------------------------------------
Total operating costs                                    3,284.2               2,356.7              1,590.3
===========================================================================================================
Operating expenses include:
-----------------------------------------------------------------------------------------------------------
Depreciation of tangible fixed assets                      109.9                  63.8                 42.2
-----------------------------------------------------------------------------------------------------------
Amortisation of intangible fixed assets                     14.8                   6.6                    -
-----------------------------------------------------------------------------------------------------------
Impairment of intangible fixed assets                          -                   8.5                    -
-----------------------------------------------------------------------------------------------------------
Operating lease rentals:
-----------------------------------------------------------------------------------------------------------
Property (excluding real estate taxes)                     186.7                 125.2                 83.1
-----------------------------------------------------------------------------------------------------------
Plant and machinery                                         23.4                  21.8                 19.6
-----------------------------------------------------------------------------------------------------------
                                                           210.1                 147.0                102.7
-----------------------------------------------------------------------------------------------------------

2 Operating costs continued
-----------------------------------------------------------------------------------------------------------
                                                            2001                 2000                  1999
                                                       (Pounds)m            (Pounds)m             (Pounds)m
-----------------------------------------------------------------------------------------------------------
Auditors' remuneration:
Audit fees
-----------------------------------------------------------------------------------------------------------
- Arthur Andersen                                            5.1                  3.7                   2.4
-----------------------------------------------------------------------------------------------------------
- other                                                      0.5                  0.4                   0.3
-----------------------------------------------------------------------------------------------------------
                                                             5.6                  4.1                   2.7
===========================================================================================================
Fees in respect of other advisory work:
-----------------------------------------------------------------------------------------------------------
- Audit-related services                                    10.0                  6.0                   2.7
-----------------------------------------------------------------------------------------------------------
- Non-audit related                                          1.7                  0.4                   1.0
-----------------------------------------------------------------------------------------------------------
                                                            11.7                  6.4                   3.7
===========================================================================================================

Fees paid to the auditors in respect of other advisory work include advice to the Group on taxation, due diligence and transaction services and, in 2001, work performed in connection with the acquisition of Tempus Group plc. In 2001 audit costs of (Pounds)6.5 million (2000: (Pounds)3.9 million, 1999: (Pounds)1.3 million) were capitalised.

Minimum committed annual rentals

Amounts payable (net of taxes) in 2002 under the foregoing leases will be as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                          Plant and machinery                              Property
                                               ----------------------------------------      -------------------------------------
                                                    2002           2001            2000           2002          2001          2000
                                               (Pounds)m      (Pounds)m       (Pounds)m      (Pounds)m     (Pounds)m     (Pounds)m
----------------------------------------------------------------------------------------------------------------------------------
In respect of operating leases
which expire:
----------------------------------------------------------------------------------------------------------------------------------
- within one year                                    7.6            5.4             4.7           33.4          10.2           4.8
----------------------------------------------------------------------------------------------------------------------------------
- within two to five years                          20.8           16.2            15.9           72.1          39.1          24.7
----------------------------------------------------------------------------------------------------------------------------------
- after five years                                   1.4            0.3             1.5           90.9          62.3          65.8
----------------------------------------------------------------------------------------------------------------------------------
                                                    29.8           21.9            22.1          196.4         111.6          95.3
==================================================================================================================================

Notes to the consolidated profit and loss account continued

2 Operating costs continued
Future minimum annual amounts payable (net of taxes) under all lease commitments in existence at 31 December 2001 are as follows:
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                                             Minimum        Less
                                                              rental     sub-let          Net
                                                            payments     rentals      payment
                                                           (Pounds)m   (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------------
Year ended 31 December
---------------------------------------------------------------------------------------------
2002                                                           226.2       (9.6)        216.6
---------------------------------------------------------------------------------------------
2003                                                           188.2       (7.7)        180.5
---------------------------------------------------------------------------------------------
2004                                                           169.4       (7.4)        162.0
---------------------------------------------------------------------------------------------
2005                                                           148.5       (7.2)        141.3
---------------------------------------------------------------------------------------------
2006                                                           114.3       (4.2)        110.1
---------------------------------------------------------------------------------------------
Later years (to 2012)                                          337.0      (18.9)        318.1
---------------------------------------------------------------------------------------------
                                                             1,183.6      (55.0)      1,128.6
=============================================================================================

================================================================================
3 Our people

Our staff numbers averaged 50,487 against 36,157 in 2000, up 39.6%, including acquisitions. Their geographical distribution was as follows:

---------------------------------------------------------------------------------------------------
                                                                   2001          2000          1999
                                                                 Number        Number        Number
---------------------------------------------------------------------------------------------------
UK                                                                6,797         5,425         4,439
---------------------------------------------------------------------------------------------------
US                                                               14,831        11,058         8,033
---------------------------------------------------------------------------------------------------
Continental Europe                                               13,006         7,985         5,650
---------------------------------------------------------------------------------------------------
Canada, Asia Pacific, Latin America, Africa & Middle East        15,853        11,689         9,589
---------------------------------------------------------------------------------------------------
                                                                 50,487        36,157        27,711
===================================================================================================

At the end of 2001 staff numbers were 51,009 compared with 51,195 in 2000.

Total staff costs were made up as follows:

------------------------------------------------------------------------------------------------------
                                                         2001                 2000                1999
                                                                          Restated            Restated
                                                    (Pounds)m            (Pounds)m           (Pounds)m
------------------------------------------------------------------------------------------------------
Wages and salaries                                    1,664.0              1,125.1               763.6
------------------------------------------------------------------------------------------------------
Payments and provisions charged under short- and
long-term incentive plans                                81.1                118.3                71.3
------------------------------------------------------------------------------------------------------
Social security costs                                   182.2                120.5                86.3
------------------------------------------------------------------------------------------------------
Other pension costs                                      55.7                 39.4                26.2
------------------------------------------------------------------------------------------------------
Other staff costs                                       285.9                212.9               142.4
------------------------------------------------------------------------------------------------------
                                                      2,268.9              1,616.2             1,089.8
------------------------------------------------------------------------------------------------------
Staff cost to revenue ratio                             56.4%                54.2%               50.2%
======================================================================================================

==============================================================================
4 Investment gains, write down of fixed asset investments and other items impacting Quality of Earnings
Investment gains

The net gain on disposal of investments comprises:
------------------------------------------------------------------------------
                                                                     (Pounds)m
------------------------------------------------------------------------------
Gain on disposal of shares in Singleton Group Limited                     12.0
------------------------------------------------------------------------------
Gain on disposal of shares in Chime Communications plc                     4.7
------------------------------------------------------------------------------
Gains on disposals of investments                                         16.7
------------------------------------------------------------------------------
Loss on disposal of Symmetrical Holdings Inc                              (9.9)
------------------------------------------------------------------------------
Net gain on disposal of investments                                        6.8
==============================================================================

The tax effect of these gains was a charge of (Pounds)8.6 million, relating primarily to the disposal of Singleton Group Limited shares.

Write-down of fixed asset investments

Amounts written off fixed asset investments relate to write-downs of the Group's non-core minority investments in new media companies and other technology ventures in light of the collapse in technology equity valuations. Write-downs were determined based upon market values at 31 December 2001 for listed holdings and on valuations utilised for latest funding rounds together with latest trading information for unlisted investments. Businesses that are in financial difficulties and have ceased trading or are shortly expected to cease trading have been fully written down.

   These write-downs have had no material impact on the tax charge.

Other items

During 2001 (Pounds)22.5 million (2000: (Pounds)7.9 million) of excess provisions established in respect of acquisitions completed in 1999 and prior years were released to the profit and loss account within operating profit. Management believe that the quality of earnings was not in any way impacted as a result of these provision releases as there were a number of charges within operating profit that, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally comprised increased severance expenses and bad debt write offs that were caused by the deterioration in the economic environment in the Group's major markets.

   Tax provisions of (Pounds)15.5 million established in prior years were released within the tax line as they are now considered to be excess.

5 Net interest payable and similar charges

-------------------------------------------------------------------------------------------------------------------
                                                                      2001                 2000                1999
                                                                                       Restated            Restated
                                                                 (Pounds)m            (Pounds)m           (Pounds)m
-------------------------------------------------------------------------------------------------------------------
On bank loans and overdrafts, and other loans
-------------------------------------------------------------------------------------------------------------------
- repayable within five years, by instalments                          6.2                  3.2                 3.7
-------------------------------------------------------------------------------------------------------------------
- repayable within five years, not by instalments                     45.5                 38.7                16.0
-------------------------------------------------------------------------------------------------------------------
- on all other loans (including corporate bond)                       39.9                 14.7                14.1
-------------------------------------------------------------------------------------------------------------------
Total interest payable                                                91.6                 56.6                33.8
-------------------------------------------------------------------------------------------------------------------
Interest receivable                                                  (35.2)               (22.5)              (10.4)
-------------------------------------------------------------------------------------------------------------------
Net interest payable                                                  56.4                 34.1                23.4
-------------------------------------------------------------------------------------------------------------------
Charges in respect of working capital facilities                      11.1                 16.2                12.0
-------------------------------------------------------------------------------------------------------------------
Net return on pension schemes                                          3.8                  1.4                 1.5
-------------------------------------------------------------------------------------------------------------------
                                                                      71.3                 51.7                36.9
===================================================================================================================

Net interest payable increased to (Pounds)56.4 million from (Pounds)34.1 million, reflecting the increased level of acquisitions and share repurchases during the year as well as the inclusion of Y&R debt for the entire year.

   Interest payable on the Group's borrowings, other than the USA bond and the Eurobond, is payable at a margin of between 0.4% and 0.6% over relevant LIBOR.

   The majority of the Group's long-term debt is represented by $300 million of USA bonds at a weighted average of 6.71%, (Euro)1 billion Eurobonds at a rate of 5.69% (prior to interest rate swaps (note 9)) and $287.5 million of convertible bonds at a rate of 3%. Average borrowings under the Syndicated Revolving Credit Facilities (note 9) amounted to $533.7 million at an average interest rate of 4.7% (2000 6.2%, 1999 6.1%) inclusive of margin.

Derivative financial instruments

The Group entered into various types of US dollar and euro interest rate contracts in managing its interest rates.

---------------------------------------------------------------------------------------
                                        2001          2001           2000          1999
                                      (Euro)             $              $             $
Swaps
---------------------------------------------------------------------------------------
Notional principal amount         (Euro)400m         $250m          $350m         $350m
---------------------------------------------------------------------------------------
Average pay rate              EURIBOR +0.81%          6.2%          6.17%         6.17%
---------------------------------------------------------------------------------------
Average receive rate                    6.0%         LIBOR          LIBOR         LIBOR
---------------------------------------------------------------------------------------
Average term                              79            10              5             5
                                      months        months         months        months
---------------------------------------------------------------------------------------
Latest maturity date                     Jun           Jan            Jan           Jan
                                        2008          2003           2003          2003
=======================================================================================

The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt.

   The differential paid or received by the Group on the swap agreements is charged/(credited) to interest expense in the year to which it relates.

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

   The fair value of derivatives is disclosed in note 23.

========================================================================================================
6 Tax on profit on ordinary activities
The tax charge is based on the profit for the year and comprises:
--------------------------------------------------------------------------------------------------------
                                                                            2001        2000        1999
                                                                       (Pounds)m   (Pounds)m   (Pounds)m
--------------------------------------------------------------------------------------------------------
Corporation tax at 30% (2000: 30%, 1999: 30.25%)                            24.9         6.4        12.4
--------------------------------------------------------------------------------------------------------
Deferred taxation                                                           (5.5)      (10.6)       (0.7)
--------------------------------------------------------------------------------------------------------
Overseas taxation                                                           97.2       100.3        56.5
--------------------------------------------------------------------------------------------------------
Tax on profits of associate companies                                       16.4        13.6         8.1
--------------------------------------------------------------------------------------------------------
Advance corporation tax written off                                            -           -         0.3
--------------------------------------------------------------------------------------------------------
Tax on investment gains and other items (note 4)                            (6.9)          -           -
--------------------------------------------------------------------------------------------------------
                                                                           126.1       109.7        76.6
--------------------------------------------------------------------------------------------------------
Effective tax rate on profit before tax                                     30.7%       30.0%       30.0%
========================================================================================================

Notes to the consolidated profit and loss account continued

6 Tax on profit on ordinary activities continued

----------------------------------------------------------------------------------------------------------------------------
                                                                                    2001              2000              1999
                                                                               (Pounds)m         (Pounds)m         (Pounds)m
----------------------------------------------------------------------------------------------------------------------------
Total current tax                                                                  122.1             106.7              69.2
----------------------------------------------------------------------------------------------------------------------------
Total deferred tax                                                                  (5.5)            (10.6)             (0.7)
----------------------------------------------------------------------------------------------------------------------------
Share of associates tax                                                             16.4              13.6               8.1
----------------------------------------------------------------------------------------------------------------------------
Tax on investment gains and other items (note 4)                                    (6.9)                -                 -
----------------------------------------------------------------------------------------------------------------------------
Total tax on profits on ordinary activities                                        126.1             109.7              76.6
=============================================================================================================================
Tax on profit on ordinary activities at standard UK
corporation tax rate of 30% (2000: 30%, 1999: 30.25%)                              111.1              98.3              69.0
----------------------------------------------------------------------------------------------------------------------------
Effects of:
Utilisation of tax losses brought forward                                          (16.1)             (9.7)             (4.7)
----------------------------------------------------------------------------------------------------------------------------
Unused tax losses carried forward                                                   22.9               9.4               6.3
----------------------------------------------------------------------------------------------------------------------------
Y&R acquisition attributes                                                         (32.1)                -                 -
----------------------------------------------------------------------------------------------------------------------------
Differences between UK and overseas statutory tax rates                             19.4              12.8               1.7
----------------------------------------------------------------------------------------------------------------------------
Permanent differences between expenditures charged in
arriving at income and expenditure allowed for tax purposes                         16.9              (4.1)             (3.4)
----------------------------------------------------------------------------------------------------------------------------
Advance corporation tax written off                                                    -                 -               0.3
----------------------------------------------------------------------------------------------------------------------------
Total current tax                                                                  122.1             106.7              69.2
=============================================================================================================================

The Group obtains tax deductions in certain jurisdictions that are permanent differences and hence are not included within the potential deferred tax asset disclosed in note 17. The gross amount of these unutilised deductions is (Pounds)428 million.


---------------------------------------------------------------------------------------------------------------------------------
7 Ordinary dividends
---------------------------------------------------------------------------------------------------------------------------------
                                                                2001        2000        1999
                                                                ----------------------------        2001         2000        1999
Per share                                                             Pence per share          (Pounds)m    (Pounds)m   (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
Interim dividend paid                                          1.44p       1.20p       1.00p        16.4          9.3         7.8
---------------------------------------------------------------------------------------------------------------------------------
Final dividend proposed                                        3.06p       2.55p       2.10p        35.2         28.5        16.2
---------------------------------------------------------------------------------------------------------------------------------
                                                               4.50p       3.75p       3.10p        51.6         37.8        24.0
=================================================================================================================================
Per ADR                                                                Cents per ADR                  $m           $m          $m
---------------------------------------------------------------------------------------------------------------------------------
Interim dividend paid                                          10.4c        9.1c        8.1c        23.6         14.1        12.6
---------------------------------------------------------------------------------------------------------------------------------
Final dividend proposed                                        22.0c       19.3c       17.0c        50.7         43.2        26.2
---------------------------------------------------------------------------------------------------------------------------------
                                                               32.4c       28.4c       25.1c        74.3         57.3        38.8
=================================================================================================================================

================================================================================
8 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 `Earnings per Share'.

   Headline basic earnings per share have been calculated using earnings of (Pounds)271.2 million (2000: (Pounds)244.7 million, 1999: (Pounds)172.8 million), and adjusted for goodwill charges, investment gains and write-downs of (Pounds)78.8 million (2000: (Pounds)15.1 million, 1999: (Pounds)nil). The weighted average shares in issue used was 1,101,937,750 shares (2000:
834,280,801 shares, 1999: 753,324,054 shares).

   Headline diluted earnings per share have been calculated using earnings of (Pounds)271.2 million (2000: (Pounds)244.7 million, 1999: (Pounds)172.8 million), and adjusted for goodwill charges, investment gains and write-downs of (Pounds)78.8 million (2000: (Pounds)15.1 million, 1999: (Pounds)nil) and for income arising on the convertible loan note of (Pounds)3.6 million (2000:
(Pounds)0.9 million, 1999: (Pounds)nil). The weighted average shares used was 1,157,080,255 shares (2000: 865,978,000 shares, 1999: 768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond.

   Standard basic earnings per share have been calculated using earnings of (Pounds)271.2 million (2000: (Pounds)244.7 million, 1999: (Pounds)172.8 million) and weighted average shares in issue during the year of 1,101,937,750 shares (2000: 834,280,801 shares, 1999: 753,324,054 shares).

   Standard diluted earnings per share have been calculated using earnings of (Pounds)271.2 million (2000: (Pounds)244.7 million, 1999: (Pounds)172.8 million), and adjusted for income arising on the convertible loan note of (Pounds)3.6 million (2000: (Pounds)0.9 million, 1999: (Pounds)nil). The weighted average shares used was 1,157,080,255 shares (2000: 865,978,000 shares, 1999:
768,691,993 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and the $287.5 million of convertible bond. Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

   At 31 December 2001, there were 1,149,583,610 ordinary shares in issue.

================================================================================
9 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

---------------------------------------------------------------------------------------------------------------------------
                                     2001            2001             2000            2000            1999             1999
                                   Shares            Debt           Shares            Debt          Shares             Debt
                                (Pounds)m       (Pounds)m        (Pounds)m       (Pounds)m       (Pounds)m        (Pounds)m
---------------------------------------------------------------------------------------------------------------------------
Analysis of changes
in financing
---------------------------------------------------------------------------------------------------------------------------
Beginning of year                   820.2           794.6            680.4           459.5           639.5            194.2
---------------------------------------------------------------------------------------------------------------------------
Shares issued in respect
of acquisitions                       0.7               -             30.2               -               -                -
---------------------------------------------------------------------------------------------------------------------------
Other issues of share capital        99.3               -            109.6               -            40.9                -
---------------------------------------------------------------------------------------------------------------------------
Increase in drawings
on bank loans                           -           439.0                -           126.6               -            258.0
---------------------------------------------------------------------------------------------------------------------------
Debt acquired                           -               -                -           194.9               -                -
---------------------------------------------------------------------------------------------------------------------------
Net amortisation/(payment)
of financing costs included
in net debt                             -           (8.0)                -             0.5               -              1.7
---------------------------------------------------------------------------------------------------------------------------
Exchange adjustments
on long-term borrowings                 -             2.0                -            13.1               -              5.6
---------------------------------------------------------------------------------------------------------------------------
End of year                         920.2         1,227.6            820.2           794.6           680.4            459.5
===========================================================================================================================

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

9 Sources of finance continued

Shares

At 31 December 2001, the Company's share base was entirely composed of ordinary equity share capital and share premium of (Pounds)920.2 million (2000:
(Pounds)820.2 million, 1999: (Pounds)680.4 million), further details of which are disclosed in notes 24 and 25.

Debt

USA bond The Group has in issue $200 million of 6.625% Notes due 2005 and $100 million of 6.875% Notes due 2008.

Eurobond During 2001 the Group issued (Euro)350 million of 5.125% bonds due 2004 and (Euro)650 million bonds of 6.0% due 2008.

Revolving Credit Facilities The Group's debt is also funded by a five-year $750 million Revolving Credit Facility signed in September 2001. A new facility of (Pounds)360 million was arranged to acquire Tempus Group plc. This new facility was cancelled as at April 2002. The Group's syndicated borrowings drawn down under these agreements averaged $533.7 million. The Group had available undrawn committed facilities of (Pounds)664 million at 31 December 2001 (2000:
(Pounds)407 million, 1999: (Pounds)124 million).

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

In March 2002, the Group announced the issue of (Pounds)450 million of 2% convertible bonds due April 2007. These bonds are initially convertible into WPP ordinary shares at a share price of (Pounds)10.75. Because the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to (Pounds)11.33 per share.

Current asset investments/liquid resources

At 31 December 2001, the Group had (Pounds)76.8 million (2000: (Pounds)Nil, 1999: (Pounds)Nil) of cash deposits with a maturity greater than 24 hours.

The following table is an analysis of net funds with debt analysed by year of repayment:

---------------------------------------------------------------------------------------------------------------
                                                          Change/1/                        Change
                                                 2001       in year            2000       in year          1999
                                            (Pounds)m     (Pounds)m       (Pounds)m     (Pounds)m     (Pounds)m
---------------------------------------------------------------------------------------------------------------
Debt
---------------------------------------------------------------------------------------------------------------
Within one year                                     -             -               -          92.7         (92.7)
---------------------------------------------------------------------------------------------------------------
Between one and two years                      (221.7)       (221.7)              -             -             -
---------------------------------------------------------------------------------------------------------------
Between two and five years                     (546.0)        181.7          (727.7)       (544.6)       (183.1)
---------------------------------------------------------------------------------------------------------------
Over five years - by instalments               (459.9)       (393.0)          (66.9)        116.8        (183.7)
---------------------------------------------------------------------------------------------------------------
Debt financing under the Revolving
Credit Facility and in relation to
unsecured loan notes                         (1,227.6)       (433.0)         (794.6)       (335.1)       (459.5)
---------------------------------------------------------------------------------------------------------------
Short-term overdrafts - within one year        (319.9)        (22.3)         (297.6)       (242.0)        (55.6)
---------------------------------------------------------------------------------------------------------------
Cash at bank and in hand                        585.6        (482.0)        1,067.6         460.6         607.0
---------------------------------------------------------------------------------------------------------------
Current asset investments                        76.8          76.8               -             -             -
---------------------------------------------------------------------------------------------------------------
Net (debt)/funds                               (885.1)       (860.5)          (24.6)       (116.5)         91.9
===============================================================================================================

/1/ Includes (Pounds)Nil (2000: (Pounds)194.9 million) of debt, (Pounds)86.5 million (2000: (Pounds)117.1 million) of short-term overdrafts and (Pounds)65.4 million (2000: (Pounds)83.5 million) of cash at bank acquired.

Analysis of fixed and floating rate debt by currency including the effect of interest rate swaps:

----------------------------------------------------------------------------
                                           Fixed      Floating        Period
Currency                 (Pounds)m       rate/1/         basis   (months)/1/
----------------------------------------------------------------------------
$       - fixed              486.5/2/      5.11%           n/a            40
----------------------------------------------------------------------------
        - floating            51.6           n/a         LIBOR           n/a
----------------------------------------------------------------------------
(Pounds)                     130.0           n/a         LIBOR           n/a
----------------------------------------------------------------------------
(Euro) - fixed               367.6         5.49%           n/a            50
----------------------------------------------------------------------------
       - floating            275.7           n/a       EURIBOR           n/a
----------------------------------------------------------------------------
Other                         (1.3)          n/a       various           n/a
----------------------------------------------------------------------------
                           1,310.1
============================================================================

/1/  Weighted average.

/2/  Including drawings on working capital facility as described in note 18.

Notes to the consolidated cash flow statement and balance sheet

10 Reconciliation of operating profit to net cash inflow from operating activities

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

---------------------------------------------------------------------------------------
                                                     2001            2000         1999
                                                (Pounds)m       (Pounds)m    (Pounds)m
---------------------------------------------------------------------------------------
Changes in working capital and provisions
---------------------------------------------------------------------------------------
Decrease/(increase) in stocks and work
in progress                                          18.1           (14.7)        (1.5)
---------------------------------------------------------------------------------------
(Increase) in debtors                                (4.7)         (434.9)      (165.3)
---------------------------------------------------------------------------------------
(Decrease)/increase in creditors - short term      (473.4)          537.8        155.4
---------------------------------------------------------------------------------------
                                 - long term        (25.4)            1.7         43.2
---------------------------------------------------------------------------------------
Increase in provisions                               27.4            74.9         10.1
---------------------------------------------------------------------------------------
(Increase)/decrease in working capital
and provisions                                     (458.0)          164.8         41.9
=======================================================================================

================================================================================
11 Analysis of non-operating cash flows
The following tables analyse the items included within the main cash flow headings on page F-6:

-----------------------------------------------------------------------------------------
                                                                     2000           1999
                                                           2001   Restated       Restated
                                                      (Pounds)m  (Pounds)m      (Pounds)m
-----------------------------------------------------------------------------------------
Returns on investments and servicing of finance
-----------------------------------------------------------------------------------------
Interest and similar charges paid                      (84.2)        (76.2)        (43.5)
-----------------------------------------------------------------------------------------
Interest received                                       38.6          17.9           9.3
-----------------------------------------------------------------------------------------
Dividends paid to minorities                           (10.8)         (7.7)         (4.4)
-----------------------------------------------------------------------------------------
Net cash outflow                                       (56.4)        (66.0)        (38.6)
=========================================================================================

Capital expenditure and financial investment
-----------------------------------------------------------------------------------------
Purchase of tangible fixed assets (note 14)           (118.1)       (111.9)        (64.6)
-----------------------------------------------------------------------------------------
Purchase of own shares by ESOP trust (note 15)        (103.3)        (94.1)        (17.9)
-----------------------------------------------------------------------------------------
Proceeds from sale of tangible fixed assets              4.2           6.9           2.0
-----------------------------------------------------------------------------------------
Net cash outflow                                      (217.2)       (199.1)        (80.5)
=========================================================================================

Acquisition payments
-----------------------------------------------------------------------------------------
Cash consideration for acquisitions                   (692.8)       (206.5)       (242.2)
-----------------------------------------------------------------------------------------
Less (overdraft)/cash acquired                         (21.1)        (33.6)         51.8
-----------------------------------------------------------------------------------------
Purchase of other investments                          (43.2)        (40.9)        (11.8)
-----------------------------------------------------------------------------------------
Proceeds from disposal of other investments             26.8             -             -
-----------------------------------------------------------------------------------------
Net cash outflow                                      (730.3)       (281.0)       (202.2)
=========================================================================================

Financing activities
-----------------------------------------------------------------------------------------
(Reduction)/increase in drawings on bank loans        (175.3)        126.6         258.0
-----------------------------------------------------------------------------------------
Financing costs                                         (8.8)            -             -
-----------------------------------------------------------------------------------------
Proceeds from issue of shares                           69.0          78.0          12.0
-----------------------------------------------------------------------------------------
Proceeds from issue of Eurobond                        614.1             -             -
-----------------------------------------------------------------------------------------
Net cash inflow                                        499.0         204.6         270.0
=========================================================================================

Long-term debt repayments are due as follows:
------------------------------------------------------------------------
                                                                    2001
                                                               (Pounds)m
------------------------------------------------------------------------
2002                                                                   -
------------------------------------------------------------------------
2003                                                               221.7
------------------------------------------------------------------------
2004                                                               212.0
------------------------------------------------------------------------
2005                                                               334.0
------------------------------------------------------------------------
2006                                                                   -
------------------------------------------------------------------------
2007 and beyond                                                    459.9
========================================================================

12 Segment information
Assets by geographical area were as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Non-interest bearing
                                                                   Total assets employed                    assets/(liabilities)
                                                  --------------------------------------   --------------------------------------
                                                                                                            2000            1999
                                                       2001            2000         1999        2001    Restated        Restated
                                                  (Pounds)m       (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m       (Pounds)m
---------------------------------------------------------------------------------------------------------------------------------
UK                                                  1,636.2           981.8        624.6       752.6       148.2            135.2
---------------------------------------------------------------------------------------------------------------------------------
US                                                  5,240.5         5,131.0        990.4     2,821.3     2,606.5           (294.8)
---------------------------------------------------------------------------------------------------------------------------------
Continental Europe                                  1,501.2         1,454.5        714.7       450.3       279.3            138.7
---------------------------------------------------------------------------------------------------------------------------------
Canada, Asia Pacific, Latin
America, Africa & Middle East                       1,537.9         1,544.7        904.7       501.8       384.7            270.7
---------------------------------------------------------------------------------------------------------------------------------
                                                    9,915.8         9,112.0      3,234.4     4,526.0     3,418.7            249.8
========================================================================================
Net interest bearing (debt)/funds                                                             (885.1)      (24.6)            91.9
---------------------------------------------------------------------------------------------------------------------------------
Net assets
in the consolidated
balance sheet                                                                                3,640.9      3,394.1           341.7
=================================================================================================================================

Assets by operating sector were as follows:

                                                                                                           Non-interest bearing
                                                                   Total assets employed                   assets/(liabilities)
                                                  --------------------------------------   -------------------------------------
                                                                                                            2000            1999
                                                       2001            2000         1999        2001    Restated        Restated
                                                  (Pounds)m       (Pounds)m    (Pounds)m   (Pounds)m   (Pounds)m       (Pounds)m
--------------------------------------------------------------------------------------------------------------------------------
Advertising and Media
investment management                               7,258.3         6,494.9      1,878.8     3,548.5     2,542.4       (244.3)
--------------------------------------------------------------------------------------------------------------------------------
Information & consultancy                             706.5           630.1        455.0       310.7       154.6        173.5
--------------------------------------------------------------------------------------------------------------------------------
Public relations & public
affairs                                               563.5           552.7        247.7       241.4       223.3        121.4
--------------------------------------------------------------------------------------------------------------------------------
Branding & identity,
Healthcare and Specialist
communications                                      1,387.5         1,434.3        652.9       425.4       498.4        199.2
--------------------------------------------------------------------------------------------------------------------------------
                                                    9,915.8         9,112.0      3,234.4     4,526.0     3,418.7        249.8
========================================================================================
Net interest bearing (debt)/funds                                                             (885.1)      (24.6)        91.9
--------------------------------------------------------------------------------------------------------------------------------
Net assets
in the consolidated
balance sheet                                                                                3,640.9     3,394.1        341.7
================================================================================================================================

Certain items, including the amounts in respect of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

================================================================================
13 Intangible fixed assets
--------------------------------------------------------------------------------
                                          2001             2000             1999
                                     (Pounds)m        (Pounds)m        (Pounds)m
--------------------------------------------------------------------------------
Corporate brand names                    950.0            950.0            350.0
================================================================================
Brought forward corporate brand names represent J. Walter Thompson, Hill and Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group's accounting policy for intangible fixed assets as stated on page F-3.

------------------------------------------------------------
Goodwill                                           (Pounds)m
------------------------------------------------------------
1 January 2000                                         410.3
------------------------------------------------------------
Additions                                            3,102.1
------------------------------------------------------------
Amortisation                                            (6.6)
------------------------------------------------------------
Impairment                                              (8.5)
------------------------------------------------------------
31 December 2000                                     3,497.3
------------------------------------------------------------
Additions                                              957.7
------------------------------------------------------------
Amortisation                                           (14.8)
------------------------------------------------------------
Disposals                                               (0.3)
------------------------------------------------------------
31 December 2001                                     4,439.9
============================================================
Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15.
Gross goodwill of (Pounds)340 million (2000: (Pounds)131 million) is subject to amortisation.

Notes to the consolidated balance sheet continued

14 Tangible fixed assets

The movements in 2001 and 2000 were as follows:

------------------------------------------------------------------------------
                    Land and buildings
                    ------------------

                                           Fixtures,
                                 Short  fittings and     Computer
                 Freehold/1/ leasehold     equipment    equipment        Total
Cost:             (Pounds)m  (Pounds)m     (Pounds)m    (Pounds)m    (Pounds)m
------------------------------------------------------------------------------
1 January 2000         12.4      141.6         118.9        164.2        437.1
------------------------------------------------------------------------------
Additions               1.0       31.2          22.4         57.3        111.9
------------------------------------------------------------------------------
New acquisitions       57.8       66.2         111.4        104.0        339.4
------------------------------------------------------------------------------
Disposals              (0.6)      (6.0)         (9.0)       (10.2)       (25.8)
------------------------------------------------------------------------------
Exchange adjustments   (0.3)       6.8           3.6          4.3         14.4
------------------------------------------------------------------------------
31 December 2000       70.3      239.8         247.3        319.6        877.0
------------------------------------------------------------------------------
Additions               0.6       30.0          24.9         62.6        118.1
------------------------------------------------------------------------------
New acquisitions        1.1       12.2          23.6         31.0         67.9
------------------------------------------------------------------------------
Disposals              (0.3)      (6.6)        (20.3)       (24.0)       (51.2)
------------------------------------------------------------------------------
Exchange adjustments   (0.7)       2.0           1.3          6.3          8.9
------------------------------------------------------------------------------
31 December 2001       71.0      277.4         276.8        395.5      1,020.7
==============================================================================

Depreciation:
------------------------------------------------------------------------------
1 January 2000          3.3       60.9          75.6        100.6        240.4
------------------------------------------------------------------------------
New acquisitions       15.5       29.9          74.3         69.9        189.6
------------------------------------------------------------------------------
Charge                  0.7       13.5          10.0         39.6         63.8
------------------------------------------------------------------------------
Disposals              (0.5)      (1.8)         (5.2)       (10.1)       (17.6)
------------------------------------------------------------------------------
Exchange adjustments   (0.3)       3.9           3.1          3.9         10.6
------------------------------------------------------------------------------
31 December 2000       18.7      106.4         157.8        203.9        486.8
------------------------------------------------------------------------------
New acquisitions        0.3        5.6          12.7         19.9         38.5
------------------------------------------------------------------------------
Charge                  0.6       23.7          25.7         59.9        109.9
------------------------------------------------------------------------------
Disposals              (0.1)      (4.6)        (18.5)       (22.2)       (45.4)
------------------------------------------------------------------------------
Exchange adjustments    0.1        2.0           1.1         (5.1)        (1.9)
------------------------------------------------------------------------------
31 December 2001       19.6      133.1         178.8        256.4        587.9
==============================================================================

Net book value:
31 December 2001       51.4      144.3          98.0        139.1        432.8
------------------------------------------------------------------------------
31 December 2000       51.6      133.4          89.5        115.7        390.2
------------------------------------------------------------------------------
1 January 2000          9.1       80.7          43.3         63.6        196.7
==============================================================================

/1/  Includes land of (Pounds)18.3 million.
Leased assets (other than leasehold property) included above have a net book value of (Pounds)3.8 million (2000: (Pounds)3.6 million, 1999: (Pounds)3.1 million).

At the end of the year, capital commitments contracted, but not provided for were:
-----------------------------------------------------------------------------
                                        2001           2000              1999
                                   (Pounds)m      (Pounds)m         (Pounds)m
-----------------------------------------------------------------------------
Capital commitments                      3.7           12.6               1.4
=============================================================================

=============================================================================
15 Fixed asset investments
The following are included in the net book value of fixed asset investments:

-----------------------------------------------------------------------------
                                Goodwill
                                      on
                  Associate    associate                 Other
                     under-       under-        Own    invest-
                    takings      takings      share      ments          Total
                  (Pounds)m    (Pounds)m  (Pounds)m  (Pounds)m      (Pounds)m
-----------------------------------------------------------------------------
1 January 2000        107.2        131.1       71.3       47.3          356.9
-----------------------------------------------------------------------------
Additions              50.6            -       94.1       42.3          187.0
-----------------------------------------------------------------------------
Goodwill arising
on acquisition
of new associates         -          5.1          -          -            5.1
-----------------------------------------------------------------------------
Share of profits
after tax
of associate
undertakings           22.1            -          -          -           22.1
-----------------------------------------------------------------------------
Dividends and
other movements        (9.4)         5.8          -       (5.8)          (9.4)
-----------------------------------------------------------------------------
Exchange adjustments   (4.7)           -          -          -           (4.7)
-----------------------------------------------------------------------------
Disposals                 -            -       (5.2)      (0.3)          (5.5)
-----------------------------------------------------------------------------
31 December 2000      165.8        142.0      160.2       83.5          551.5
-----------------------------------------------------------------------------
Additions               5.4            -      103.3        9.0          117.7
-----------------------------------------------------------------------------
Goodwill arising
on acquisition
of new associates         -         38.8          -          -           38.8
-----------------------------------------------------------------------------
Share of profits
after tax
of associate
undertakings           18.1            -          -          -           18.1
-----------------------------------------------------------------------------
Dividends and
other movements       (28.6)           -          -       (0.3)         (28.9)
-----------------------------------------------------------------------------
Exchange adjustments  (15.5)           -          -          -          (15.5)
-----------------------------------------------------------------------------
Disposals              (2.5)           -      (13.1)         -          (15.6)
-----------------------------------------------------------------------------
Reclassification
to subsidiaries       (32.2)           -          -       (9.6)         (41.8)
-----------------------------------------------------------------------------
Write-downs           (13.7)           -          -      (57.1)         (70.8)
-----------------------------------------------------------------------------
31 December 2001       96.8        180.8      250.4       25.5          553.5
=============================================================================

15 Fixed asset investments continued
The Group's principal associate undertakings include:
----------------------------------------------------------------------------
                                                                  Country of
                                                % controlled   incorporation
----------------------------------------------------------------------------
Asatsu-DK                                               20.0           Japan
----------------------------------------------------------------------------
Brierley & Partners                                     20.3              US
----------------------------------------------------------------------------
Chime Communications PLC                                20.5              UK
----------------------------------------------------------------------------
DYR Tokyo Agency                                        49.0           Japan
----------------------------------------------------------------------------
High Co S.A                                             33.0          France
----------------------------------------------------------------------------
IBOPE Group                                            31.15          Brazil
----------------------------------------------------------------------------
Singleton, Ogilvy & Mather (Holdings) Pty Limited       40.8       Australia
----------------------------------------------------------------------------

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

   The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2001 was 48,716,092, (2000: 36,208,185, 1999:
27,888,766) and (Pounds)370.2 million (2000: (Pounds)315.7 million, 1999:
(Pounds)273.6 million) respectively.

   The market value of the Group's shares in its principal listed associate undertakings at 31 December 2001 was as follows: Asatsu-DK - (Pounds)138.3 million, Chime Communications PLC - (Pounds)39.9 million, High Co S.A. - (Pounds)46.1 million. The Group's investments in its principal associate undertakings are represented by ordinary shares.

===========================================================================
16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:
---------------------------------------------------------------------------
                                         2001           2000           1999
                                    (Pounds)m      (Pounds)m      (Pounds)m
---------------------------------------------------------------------------
Work in progress                        234.4          238.2          110.4
---------------------------------------------------------------------------
Stocks                                    2.5            2.9            3.1
---------------------------------------------------------------------------
                                        236.9          241.1          113.5
===========================================================================

================================================================================
17 Debtors
The following are included in debtors:

----------------------------------------------------------------------------------------
                                                        2001          2000          1999
                                                   (Pounds)m     (Pounds)m     (Pounds)m
----------------------------------------------------------------------------------------
Amounts falling due within one year
----------------------------------------------------------------------------------------
Trade debtors outside working capital facility       1,840.5       1,699.4         770.0
----------------------------------------------------------------------------------------
VAT and sales taxes recoverable                         31.9          20.9          13.5
----------------------------------------------------------------------------------------
Corporate income taxes recoverable                      22.6          13.2           8.7
----------------------------------------------------------------------------------------
Deferred tax                                            61.5          57.4          28.0
----------------------------------------------------------------------------------------
Other debtors                                          266.6         229.6         143.4
----------------------------------------------------------------------------------------
Prepayments and accrued income                         106.6         121.4          64.3
----------------------------------------------------------------------------------------
                                                     2,329.7       2,141.9       1,027.9
========================================================================================
Amounts falling due after more than one year
----------------------------------------------------------------------------------------
Other debtors                                           42.7          31.2          34.7
----------------------------------------------------------------------------------------
Prepayments and accrued income                          19.4           7.9           5.8
----------------------------------------------------------------------------------------
                                                        62.1          39.1          40.5
----------------------------------------------------------------------------------------
                                                     2,391.8       2,181.0       1,068.4
========================================================================================

Movements on bad debt provisions were as follows:

------------------------------------------------------------------------------
                                              2001          2000          1999
                                         (Pounds)m     (Pounds)m     (Pounds)m
------------------------------------------------------------------------------
Balance at beginning of year                  50.6          16.6          16.5
------------------------------------------------------------------------------
Charged/(credited):
------------------------------------------------------------------------------
     To costs and expenses                    15.3          16.5           4.0
------------------------------------------------------------------------------
     Exchange adjustments                      4.1           0.8          (0.1)
------------------------------------------------------------------------------
Other                                         (6.2)         16.7          (3.8)
------------------------------------------------------------------------------
Balance at end of year                        63.8          50.6          16.6
==============================================================================

The allowance for bad and doubtful debts is equivalent to 3.1% (2000: 2.6%, 1999: 1.8%) of gross trade accounts receivable.

   A deferred tax asset of (Pounds)122 million has not been recognised on losses available to carry forward across the Group in accordance with the Group's accounting policies. These will be offsettable only against taxable profits generated in the entities concerned, and currently there is insufficient evidence that any asset would be recoverable.

Notes to the consolidated balance sheet continued

18 Debtors within working capital facility

The following are included in debtors within the Group's working capital facilities:

------------------------------------------------------------------------------
                                              2001          2000          1999
                                         (Pounds)m     (Pounds)m     (Pounds)m
------------------------------------------------------------------------------
Gross debts                                  331.0         464.9         345.7
------------------------------------------------------------------------------
Non-returnable proceeds                      (82.5)       (231.6)       (214.1)
------------------------------------------------------------------------------
                                             248.5         233.3         131.6
================================================================================

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

==============================================================================
19 Creditors: amounts falling due within one year
The following are included in creditors falling due within one year:
------------------------------------------------------------------------------
                                              2001          2000          1999
                                         (Pounds)m     (Pounds)m     (Pounds)m
------------------------------------------------------------------------------
Bank loans and overdrafts (note 9)           319.9         297.6         148.3
------------------------------------------------------------------------------
Trade creditors                            2,506.2       2,574.9       1,315.0
------------------------------------------------------------------------------
Corporate income taxes payable                51.3          42.4          34.6
------------------------------------------------------------------------------
Other taxation and social security           116.1         122.5          68.9
------------------------------------------------------------------------------
Dividends proposed                            35.2          28.5          16.2
------------------------------------------------------------------------------
Payments due to vendors                      103.1          94.1          41.2
------------------------------------------------------------------------------
Other creditors and accruals                 868.0         824.8         398.0
------------------------------------------------------------------------------
Deferred income                              322.2         267.6         125.8
------------------------------------------------------------------------------
                                           4,322.0       4,252.4       2,148.0
==============================================================================

Bank loans and overdrafts include overdrafts of (Pounds)319.9 million (2000:
(Pounds)297.6 million, 1999: (Pounds)55.6 million).

================================================================================================
20 Creditors: amounts falling due after more than one year
The following are included in creditors falling due after more than one year:
------------------------------------------------------------------------------------------------
                                                                     2001        2000       1999
                                                                (Pounds)m   (Pounds)m  (Pounds)m
------------------------------------------------------------------------------------------------
Corporate bond, convertible loan note and bank loans (note 9)     1,227.6       794.6      366.8
------------------------------------------------------------------------------------------------
Corporate income taxes payable                                      222.2       212.5      122.9
------------------------------------------------------------------------------------------------
Payments due to vendors                                             185.1       208.2      131.2
------------------------------------------------------------------------------------------------
Other creditors and accruals                                         76.6        64.3       31.6
------------------------------------------------------------------------------------------------
                                                                  1,711.5     1,279.6      652.5
================================================================================================

=================================================================================================
21 Provisions for liabilities, charges and contingent liabilities
The movement in the year on provisions comprises:
-------------------------------------------------------------------------------------------------
                                                Other
                                                post-          Long-
                                           retirement           term       Property
                                             benefits      incentive            and
                                             Restated          plans          other         Total
                                            (Pounds)m      (Pounds)m      (Pounds)m     (Pounds)m
-------------------------------------------------------------------------------------------------
1 January 2000                                    9.3           22.6           14.7          46.6
-------------------------------------------------------------------------------------------------
Charged to the profit and loss account            5.2           17.5            1.2          23.9
-------------------------------------------------------------------------------------------------
New acquisitions                                    -              -           27.6          27.6
-------------------------------------------------------------------------------------------------
Utilised                                         (2.0)          (9.3)          (4.1)        (15.4)
-------------------------------------------------------------------------------------------------
Transfers                                         9.9              -            2.1          12.0
-------------------------------------------------------------------------------------------------
Exchange adjustments                              0.3            1.4            1.8           3.5
-------------------------------------------------------------------------------------------------
31 December 2000                                 22.7           32.2           43.3          98.2
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Charged to the profit and loss account            4.3           12.5            6.9          23.7
-------------------------------------------------------------------------------------------------
New acquisitions                                    -              -           15.0          15.0
-------------------------------------------------------------------------------------------------
Utilised                                            -          (13.0)          (5.3)        (18.3)
-------------------------------------------------------------------------------------------------
Transfers                                           -           (1.0)         (12.5)        (13.5)
-------------------------------------------------------------------------------------------------
Exchange adjustments                              0.1            0.4            0.5           1.0
-------------------------------------------------------------------------------------------------
31 December 2001                                 27.1           31.1           47.9         106.1
=================================================================================================

Other post-retirement benefits
These include provisions in respect of certain unfunded retirement benefit schemes which are defined contribution in nature.

Long-term incentive plans
Long-term incentive plans are operated by certain of the Group's operating companies, the provision representing accrued compensation to 31 December 2001 that may become payable after more than one year.

21 Provisions for liabilities, charges and contingent liabilities continued Property and other
Other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain contingent liabilities where the likelihood of settlement is considered probable.
   The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

================================================================================
22 Pension provisions and pension arrangements
Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group's pension costs are analysed as follows:

==============================================================================
                                          2001             2000           1999
                                     (Pounds)m        (Pounds)m      (Pounds)m
------------------------------------------------------------------------------
Defined contribution schemes              41.4             30.1           21.3
------------------------------------------------------------------------------
Defined benefit schemes                   18.1             10.7            6.4
------------------------------------------------------------------------------
                                          59.5             40.8           27.7
==============================================================================

Defined benefit schemes
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates. These valuations have generally been updated by the local independent qualified actuaries to the balance sheet dates.
   The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of the majority of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with FRS 17, the actuarial calculations have been carried out using the Projected Unit Method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.
   Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2001 amounted to (Pounds)13.5 million.

(a) Assumptions
The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

-------------------------------------------------------------------------------
                                               2001     2000      1999     1998
                                               % pa     % pa      % pa     % pa
-------------------------------------------------------------------------------
UK
-------------------------------------------------------------------------------
Discount rate                                   5.8      5.5       5.8      5.8
-------------------------------------------------------------------------------
Rate of increase in salaries                    3.3      3.7       3.9      3.3
-------------------------------------------------------------------------------
Rate of increase in pensions in payment         3.8      3.9       4.0      3.8
-------------------------------------------------------------------------------
Inflation                                       2.5      3.0       3.3      2.5
-------------------------------------------------------------------------------
Expected rate of return on equities             7.5      7.5       7.5      7.5
-------------------------------------------------------------------------------
Expected rate of return on bonds/1/             5.0      5.0       5.0      5.0
-------------------------------------------------------------------------------
Expected rate of return on property             7.0      7.0       7.0      7.0
-------------------------------------------------------------------------------
Expected rate of return on cash                 3.0      3.0       3.0      3.0
-------------------------------------------------------------------------------
US
-------------------------------------------------------------------------------
Discount rate                                   7.5      7.9       7.4      6.9
-------------------------------------------------------------------------------
Rate of increase in salaries                    6.2      6.2       5.9      5.5
-------------------------------------------------------------------------------
Rate of increase in pensions in payment           -        -         -        -
-------------------------------------------------------------------------------
Inflation                                       3.4      4.0       3.8      2.6
-------------------------------------------------------------------------------
Expected rate of return on equities            10.0     10.0      10.0     10.0
-------------------------------------------------------------------------------
Expected rate of return on bonds/1/             7.0      7.0       7.0      7.0
-------------------------------------------------------------------------------
Expected rate of return on property               -        -         -        -
-------------------------------------------------------------------------------
Expected rate of return on cash                 3.5      3.5       3.5      3.5
-------------------------------------------------------------------------------
Continental Europe
-------------------------------------------------------------------------------
Discount rate                                   5.9      6.3       6.3      6.1
-------------------------------------------------------------------------------
Rate of increase in salaries                    2.4      2.4       2.4      2.8
-------------------------------------------------------------------------------
Rate of increase in pensions in payment         1.0      0.8       0.9      1.1
-------------------------------------------------------------------------------
Inflation                                       1.5      2.0       1.9      2.0
-------------------------------------------------------------------------------
Expected rate of return on equities             6.0      6.0       6.0      6.0
-------------------------------------------------------------------------------
Expected rate of return on bonds/1/             6.2      6.2       6.2      6.2
-------------------------------------------------------------------------------
Expected rate of return on property             6.0      6.0       6.0      6.0
-------------------------------------------------------------------------------
Expected rate of return on cash                 6.0      6.0       6.0      6.0
-------------------------------------------------------------------------------
Canada, Asia Pacific, Latin America,
Africa & Middle East
-------------------------------------------------------------------------------
Discount rate                                   4.3      4.1       4.0      3.6
-------------------------------------------------------------------------------
Rate of increase in salaries                    2.5      2.6       2.6      2.7
-------------------------------------------------------------------------------
Rate of increase in pensions in payment           -        -         -        -
-------------------------------------------------------------------------------
Inflation                                         -        -         -        -
-------------------------------------------------------------------------------
Expected rate of return on equities               -        -         -        -
-------------------------------------------------------------------------------
Expected rate of return on bonds/1/             5.1      4.8       5.1      4.5
-------------------------------------------------------------------------------
Expected rate of return on property               -        -         -        -
-------------------------------------------------------------------------------
Expected rate of return on cash                   -        -         -        -
===============================================================================

/1/ Expected rate of return on bond assumptions reflects the yield expected on actual bonds held, whereas the discount rate assumptions are based on high quality bond yields.

Notes to the consolidated balance sheet continued

22 Pension provisions and pension arrangements continued
(b) Assets and liabilities
At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

-------------------------------------------------------------------------------
                                          2001       2000       1999       1998
                                     (Pounds)m  (Pounds)m  (Pounds)m  (Pounds)m
-------------------------------------------------------------------------------
Group
-------------------------------------------------------------------------------
Equities                                 152.9      159.7       80.5       77.4
-------------------------------------------------------------------------------
Bonds                                    156.2      178.5      153.0      144.4
-------------------------------------------------------------------------------
Property                                  10.2       11.0       10.7       10.3
-------------------------------------------------------------------------------
Cash                                       4.1        4.4        4.3        4.0
-------------------------------------------------------------------------------
Total fair value of assets               323.4      353.6      248.5      236.1
-------------------------------------------------------------------------------
Present value of scheme liabilities      458.7      441.3      294.1      271.5
-------------------------------------------------------------------------------
Deficit in the scheme                   (135.3)     (87.7)     (45.6)     (35.4)
===============================================================================
The related deferred tax asset is discussed in note 17.

-------------------------------------------------------------------------------
(Liability)/asset in the scheme by region
-------------------------------------------------------------------------------
UK                                       (19.3)     (13.7)     (12.3)       2.5
-------------------------------------------------------------------------------
US                                       (84.6)     (45.1)     (13.3)     (14.2)
-------------------------------------------------------------------------------
Continental Europe                       (23.7)     (21.2)     (12.2)     (15.8)
-------------------------------------------------------------------------------
Canada, Asia Pacific, Latin America,
Africa & Middle East                      (7.7)      (7.7)      (7.8)      (7.9)
-------------------------------------------------------------------------------
Deficit in the scheme                   (135.3)     (87.7)     (45.6)     (35.4)
================================================================================

(c) Pensions expense
The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

--------------------------------------------------------------------------------------------------------
                                                            2001                2000                1999
                                                       (Pounds)m           (Pounds)m           (Pounds)m
--------------------------------------------------------------------------------------------------------
Group
--------------------------------------------------------------------------------------------------------
Current service cost                                        13.3                 9.3                 4.9
--------------------------------------------------------------------------------------------------------
Past service cost                                            1.8                   -                   -
--------------------------------------------------------------------------------------------------------
Gain on settlements and curtailments                        (0.8)                  -                   -
--------------------------------------------------------------------------------------------------------
Charge to operating profit                                  14.3                 9.3                 4.9
--------------------------------------------------------------------------------------------------------
Expected return on pension scheme assets                   (24.8)              (17.8)              (14.9)
--------------------------------------------------------------------------------------------------------
Interest on pension scheme liabilities                      28.6                19.2                16.4
--------------------------------------------------------------------------------------------------------
Charge to net interest payable and similar charges           3.8                 1.4                 1.5
--------------------------------------------------------------------------------------------------------
Charge to profit on ordinary activities before
taxation for defined benefit schemes                        18.1                10.7                 6.4
========================================================================================================

--------------------------------------------------------------------------------------------------------
Loss on pension scheme assets
relative to expected return                                 46.0                 9.2                 0.7
--------------------------------------------------------------------------------------------------------
Experience gains and losses arising
on the scheme liabilities                                    8.4                10.5                 0.4
--------------------------------------------------------------------------------------------------------
Changes in assumptions underlying the
present value of the scheme liabilities                    (10.9)                5.6                 9.8
--------------------------------------------------------------------------------------------------------
Movement in exchange rates                                  (0.5)                1.7                (0.5)
--------------------------------------------------------------------------------------------------------
Actuarial loss recognised in STRGL                          43.0                27.0                10.4
========================================================================================================

(d) Movement in scheme surplus
The following table shows an analysis of the movement in the scheme (deficit)/surplus for each accounting period:

-----------------------------------------------------------------------------------------------------------
                                                            2001                 2000                  1999
                                                       (Pounds)m            (Pounds)m             (Pounds)m
-----------------------------------------------------------------------------------------------------------
Group
-----------------------------------------------------------------------------------------------------------
Deficit at 1 January                                        87.7                 45.6                  35.4
-----------------------------------------------------------------------------------------------------------
Current service cost                                        13.3                  9.3                   4.9
-----------------------------------------------------------------------------------------------------------
Past service costs                                           1.8                    -                     -
-----------------------------------------------------------------------------------------------------------
Settlements and curtailments                                (0.8)                   -                     -
-----------------------------------------------------------------------------------------------------------
Acquisitions                                                   -                 24.8                     -
-----------------------------------------------------------------------------------------------------------
Charge to net interest payable and
similar charges                                              3.8                  1.4                   1.5
-----------------------------------------------------------------------------------------------------------
Actuarial loss                                              43.0                 27.0                  10.4
-----------------------------------------------------------------------------------------------------------
Contributions                                              (13.5)               (20.4)                 (6.6)
-----------------------------------------------------------------------------------------------------------
Deficit at 31 December                                     135.3                 87.7                  45.6
===========================================================================================================

(e) Prior year adjustment
As a result of the implementation of FRS 17, as described above, the profit and loss account and balance sheet have been restated. The effects of the change in the accounting policy have had no material impact on the profit and loss account, but have increased the pension provision and decreased the net assets of the Group by the amounts of the actuarial losses as described in (c) above.

23 Fair value of financial instruments
Derivative financial instruments
The fair value of derivatives, based on the amount that would be receivable or (payable) if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

-------------------------------------------------------------------------------
           31 March 2002  31 December 2001  31 December 2000   31 December 1999
           -------------  ----------------  ----------------   ----------------
                   Swaps             Swaps             Swaps              Swaps
               (Pounds)m         (Pounds)m         (Pounds)m          (Pounds)m
-------------------------------------------------------------------------------
Fair value           4.0               4.0             (0.5)                3.7
-------------------------------------------------------------------------------
Book value           nil               nil               nil                nil
===============================================================================

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments
The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2001 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

   The Group has used the methods and assumptions detailed below to estimate the fair values of the Group's financial instruments.

   Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) - considered to approximate to fair value because of the short maturity of such instruments.

   The fair value of our $300 million bonds, (euro)1 billion Eurobonds and $287.5 million convertible debt at 31 December 2001 was (Pounds)1 billion (book value: (Pounds)1 billion). This is calculated by reference to market prices at 31 December 2001. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

=================================================================================================================
24 Authorised and issued share capital
-----------------------------------------------------------------------------------------------------------------
                                  2001                       2000                           1999
                                Number            2001     Number            2000         Number             1999
                                     m       (Pounds)m          m       (Pounds)m              m        (Pounds)m
-----------------------------------------------------------------------------------------------------------------
Authorised:
Equity ordinary shares of
     10p each                    1,750           175.0      1,750           175.0          1,250            125.0
-----------------------------------------------------------------------------------------------------------------
Issued:
Equity ordinary shares of
     10p each                  1,149.6           115.0    1,111.9           111.2          774.5             77.5
-----------------------------------------------------------------------------------------------------------------

Movements in each year are shown in note 25.

Share options
As at 31 December 2001, unexercised options over ordinary shares of 19,366,565 and unexercised options over ADRs of 10,540,250 have been granted under the WPP Executive Share Option Scheme as follows:

-------------------------------------------------------------------------
  Number of ordinary                Exercise price
 shares under option             per share (Pounds)        Exercise dates
-------------------------------------------------------------------------
              93,211                         10.770           2003 - 2010
-------------------------------------------------------------------------
             791,039                          9.010           2003 - 2010
-------------------------------------------------------------------------
              55,832                          8.193           2004 - 2011
-------------------------------------------------------------------------
             123,079                          8.110           2004 - 2011
-------------------------------------------------------------------------
               4,009                          8.110           2005 - 2011
-------------------------------------------------------------------------
               3,072                          8.110           2004 - 2005
-------------------------------------------------------------------------
               7,005                          6.280           2004 - 2011
-------------------------------------------------------------------------
             660,042                          5.700           2002 - 2009
-------------------------------------------------------------------------
             168,566                          5.185           2002 - 2009
-------------------------------------------------------------------------
           3,293,709                          4.865           2004 - 2011
-------------------------------------------------------------------------
              66,621                          4.865           2004 - 2005
-------------------------------------------------------------------------
              45,583                          4.865           2005 - 2011
-------------------------------------------------------------------------
               5,022                          3.030           2001 - 2008
-------------------------------------------------------------------------
              43,800                          3.270           2001 - 2008
-------------------------------------------------------------------------
           3,804,467                          2.930           2001 - 2008
-------------------------------------------------------------------------
           2,751,052                          2.835           2000 - 2007
-------------------------------------------------------------------------
               6,037                          2.535           2000 - 2007
-------------------------------------------------------------------------
           2,702,547                          2.335           1999 - 2006
-------------------------------------------------------------------------
             789,394                          2.140           1999 - 2006
-------------------------------------------------------------------------
           2,094,575                          1.540           1998 - 2005
-------------------------------------------------------------------------
           1,039,635                          1.190           1997 - 2004
-------------------------------------------------------------------------
               9,812                          1.150           1997 - 2004
-------------------------------------------------------------------------
             592,220                          1.080           1998 - 2005
-------------------------------------------------------------------------
             161,183                          1.020           1996 - 2003
-------------------------------------------------------------------------
              55,053                          0.560           1997 - 2002
-------------------------------------------------------------------------

Notes to the consolidated balance sheet continued

24 Authorised and issued share capital continued

-----------------------------------------------------------------------
 Number of ADRs                    Exercise price
   under option                       per ADR ($)        Exercise dates
-----------------------------------------------------------------------
        884,715                             2.300           2000 - 2006
-----------------------------------------------------------------------
        946,787                             9.200           2000 - 2006
-----------------------------------------------------------------------
        152,725                             9.200           2000 - 2007
-----------------------------------------------------------------------
      2,323,873                            14.750           2000 - 2007
-----------------------------------------------------------------------
         33,400                            29.950           2000 - 2008
-----------------------------------------------------------------------
        268,205                            34.050           2000 - 2008
-----------------------------------------------------------------------
      1,784,266                            35.380           2004 - 2011
-----------------------------------------------------------------------
         76,820                            35.650           2000 - 2008
-----------------------------------------------------------------------
      1,130,758                            44.600           2000 - 2009
-----------------------------------------------------------------------
        471,084                            46.475           2002 - 2009
-----------------------------------------------------------------------
         57,466                            46.550           2000 - 2009
-----------------------------------------------------------------------
         13,569                            48.200           2000 - 2010
-----------------------------------------------------------------------
         91,850                            48.800           2000 - 2009
-----------------------------------------------------------------------
          4,175                            50.300           2000 - 2010
-----------------------------------------------------------------------
         59,669                            51.050           2001 - 2010
-----------------------------------------------------------------------
        577,773                            51.050           2002 - 2010
-----------------------------------------------------------------------
        577,773                            51.050           2003 - 2010
-----------------------------------------------------------------------
         16,700                            51.850           2000 - 2009
-----------------------------------------------------------------------
         35,070                            53.450           2000 - 2009
-----------------------------------------------------------------------
        253,005                            54.050           2000 - 2009
-----------------------------------------------------------------------
          2,088                            54.800           2000 - 2009
-----------------------------------------------------------------------
          8,350                            55.300           2000 - 2009
-----------------------------------------------------------------------
         75,150                            56.300           2000 - 2009
-----------------------------------------------------------------------
         12,525                            57.200           2000 - 2009
-----------------------------------------------------------------------
         64,529                            58.238           2004 - 2011
-----------------------------------------------------------------------
          4,621                            58.886           2004 - 2011
-----------------------------------------------------------------------
          1,113                            59.650           2001 - 2010
-----------------------------------------------------------------------
          1,113                            59.650           2002 - 2010
-----------------------------------------------------------------------
          1,113                            59.650           2003 - 2010
-----------------------------------------------------------------------
          6,976                            60.000           2003 - 2010
-----------------------------------------------------------------------
            696                            60.350           2001 - 2010
-----------------------------------------------------------------------
            696                            60.350           2002 - 2010
-----------------------------------------------------------------------
            696                            60.350           2003 - 2010
-----------------------------------------------------------------------
          6,263                            60.500           2000 - 2010
-----------------------------------------------------------------------
         98,725                            62.110           2003 - 2010
-----------------------------------------------------------------------
          4,830                            62.110           2005 - 2010
-----------------------------------------------------------------------
        378,257                            63.263           2003 - 2010
-----------------------------------------------------------------------
          1,113                            63.450           2001 - 2010
-----------------------------------------------------------------------
          1,113                            63.450           2002 - 2010
-----------------------------------------------------------------------
          1,113                            63.450           2003 - 2010
-----------------------------------------------------------------------
          3,479                            63.700           2001 - 2010
-----------------------------------------------------------------------
          3,479                            63.700           2002 - 2010
-----------------------------------------------------------------------
          3,479                            63.700           2003 - 2010
-----------------------------------------------------------------------
            974                            63.750           2001 - 2010
-----------------------------------------------------------------------
            974                            63.750           2002 - 2010
-----------------------------------------------------------------------
            974                            63.750           2003 - 2010
-----------------------------------------------------------------------
          8,350                            64.350           2000 - 2010
-----------------------------------------------------------------------
          1,392                            64.600           2001 - 2010
-----------------------------------------------------------------------
          1,392                            64.600           2002 - 2010
-----------------------------------------------------------------------
          1,392                            64.600           2003 - 2010
-----------------------------------------------------------------------
            696                            65.100           2001 - 2010
-----------------------------------------------------------------------
            696                            65.100           2002 - 2010
-----------------------------------------------------------------------
            696                            65.100           2003 - 2010
-----------------------------------------------------------------------
          3,560                            66.700           2001 - 2010
-----------------------------------------------------------------------
          3,560                            66.700           2002 - 2010
-----------------------------------------------------------------------
          3,560                            66.700           2003 - 2010
-----------------------------------------------------------------------
          1,113                            67.050           2001 - 2010
-----------------------------------------------------------------------
          1,113                            67.050           2002 - 2010
-----------------------------------------------------------------------
          1,113                            67.050           2003 - 2010
-----------------------------------------------------------------------
          1,392                            68.500           2001 - 2010
-----------------------------------------------------------------------
          1,392                            68.500           2002 - 2010
-----------------------------------------------------------------------
          1,392                            68.500           2003 - 2010
-----------------------------------------------------------------------
         11,690                            71.800           2000 - 2010
-----------------------------------------------------------------------
            529                            72.600           2001 - 2010
-----------------------------------------------------------------------
            529                            72.600           2002 - 2010
-----------------------------------------------------------------------
            529                            72.600           2003 - 2010
-----------------------------------------------------------------------
         38,352                            84.485           2003 - 2010
-----------------------------------------------------------------------
         11,690                            84.750           2000 - 2010
-----------------------------------------------------------------------

24 Authorised and issued share capital continued

As at 31 December 2001, unexercised options totalling 4,690,625 have been granted under the WPP Worldwide Share Ownership Program as follows:

-----------------------------------------------------------------------
 Number of ordinary                Exercise price
shares under option          per share ((Pounds))        Exercise dates
-----------------------------------------------------------------------
 WPP Worldwide Share Ownership Program
-----------------------------------------------------------------------
            186,675                         2.695           2000 - 2007
-----------------------------------------------------------------------
            542,050                         3.030           2001 - 2008
-----------------------------------------------------------------------
          1,154,850                         5.315           2002 - 2009
-----------------------------------------------------------------------
            972,650                         7.790           2003 - 2010
-----------------------------------------------------------------------
            865,150                         7.960           2004 - 2011
-----------------------------------------------------------------------
            927,125                        11.296           2004 - 2011
-----------------------------------------------------------------------
             22,625                         5.990           2004 - 2011
-----------------------------------------------------------------------
             19,500                         5.210           2004 - 2011
=======================================================================

The aggregate status of the WPP Share Option Schemes during 2001 was as follows:

----------------------------------------------------------------------------------------------
Movement on options granted (represented in ordinary shares)
----------------------------------------------------------------------------------------------
          1 January                                                                31 December
               2001            Granted           Exercised             Lapsed             2001
             number             number              number             number           number
----------------------------------------------------------------------------------------------
WPP       30,174,797        15,053,267         (4,777,776)        (2,134,898)       38,315,390
Y&R       67,759,777                --        (25,648,828)        (3,667,899)       38,443,050
----------------------------------------------------------------------------------------------
          97,934,574        15,053,267        (30,426,604)        (5,802,797)       76,758,440
----------------------------------------------------------------------------------------------
Options outstanding over ordinary shares
----------------------------------------------------------------------------------------------
       Range of                         Weighted average                      Weighted average
exercise prices                           exercise price                      contractual life
       (Pounds)                                 (Pounds)                                Months
----------------------------------------------------------------------------------------------
   0.560-10.770                                     4.02                                 79.41
----------------------------------------------------------------------------------------------
Options outstanding over ADRs
----------------------------------------------------------------------------------------------
       Range of                         Weighted average                      Weighted average
exercise prices                           exercise price                      contractual life
              $                                        $                                Months
----------------------------------------------------------------------------------------------
     2.30-84.75                                    31.37                                 98.59
----------------------------------------------------------------------------------------------

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

----------------------------------------------------------------------------
                                         2001             2000          1999
----------------------------------------------------------------------------
Fair value of UK options (shares)      212.0p           286.1p        134.0p
----------------------------------------------------------------------------
Fair value of US options (ADRs)       $ 13.65          $ 16.18             -
----------------------------------------------------------------------------
Weighted average assumptions:
----------------------------------------------------------------------------
     UK Risk-free interest rate         4.73%            6.02%         5.23%
----------------------------------------------------------------------------
     US Risk-free interest rate         3.42%            5.94%             -
----------------------------------------------------------------------------
     Expected life (months)                36               36            36
----------------------------------------------------------------------------
     Expected volatility                  50%              40%           28%
----------------------------------------------------------------------------
     Dividend yield                      0.6%             0.6%          0.6%
============================================================================

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the option element of the awards made under the Leadership Equity Acquisition Plan ('LEAP') in the year, calculated using the Black-Scholes model, were as follows:

------------------------------------------------------------------------------
                                         2001             2000            1999
------------------------------------------------------------------------------
Fair value                             236.2p           299.9p          233.8p
------------------------------------------------------------------------------
Weighted average assumptions:
------------------------------------------------------------------------------
     Risk-free interest rate            5.00%            5.80%           5.23%
------------------------------------------------------------------------------
     Expected life (months)                48               48              60
------------------------------------------------------------------------------
     Expected volatility                  40%              40%             28%
------------------------------------------------------------------------------
     Dividend yield                      0.6%             0.6%            0.6%
==============================================================================

The option element was granted at an exercise price equal to market value on the date of grant.

================================================================================
25 Share owners' funds
Other reserves at 31 December 2001 comprise: currency translation deficit (Pounds)338.3 million (2000: (Pounds)257.5 million, 1999: (Pounds)124.5 million), capital redemption reserve (Pounds)1.3 million (2000: (Pounds)1.3 million, 1999: (Pounds)1.3 million).

The cumulative amount of goodwill written off against the Group's reserves, net of goodwill relating to undertakings disposed of, is (Pounds)1,158.4 million (2000: (Pounds)1,160.4 million, 1999: (Pounds)1,160.4 million).

Notes to the consolidated balance sheet continued

26 Acquisition of Tempus Group plc
On 6 November 2001 the Company finalised its acquisition of Tempus Group plc.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group:

---------------------------------------------------------------------------------------------------------------------
                                            Book                 Account-              Fair value                Fair
                                        value at               ing policy                 adjust-               value
                                     acquisition            alignments/1/                ments/2/            to Group
                                       (Pounds)m                (Pounds)m               (Pounds)m           (Pounds)m
---------------------------------------------------------------------------------------------------------------------
Tangible fixed assets                       15.0                     (1.3)                (0.2)                  13.5
---------------------------------------------------------------------------------------------------------------------
Investments                                 10.9                        -                 (1.8)/i/                9.1
---------------------------------------------------------------------------------------------------------------------
Current assets                             342.9                        -                 (0.3)                 342.6
---------------------------------------------------------------------------------------------------------------------
Total assets                               368.8                     (1.3)                (2.3)                 365.2
---------------------------------------------------------------------------------------------------------------------
Other creditors due within one year       (397.1)                       -                 (0.1)                (397.2)
---------------------------------------------------------------------------------------------------------------------
Other creditors due after one year         (54.7)                       -                (10.4)/ii/             (65.1)
---------------------------------------------------------------------------------------------------------------------
Provisions                                  (2.5)                       -                (11.8)/iii/            (14.3)
---------------------------------------------------------------------------------------------------------------------
Total liabilities                         (454.3)                       -                (22.3)                (476.6)
---------------------------------------------------------------------------------------------------------------------
Net liabilities                            (85.5)                    (1.3)               (24.6)                (111.4)
=====================================================================================================================
Minority interest                                                                                                (5.0)
---------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                                        516.8
---------------------------------------------------------------------------------------------------------------------
Consideration                                                                                                   400.4
=====================================================================================================================
Consideration satisfied by:
---------------------------------------------------------------------------------------------------------------------
Cash                                                                                                            369.3
---------------------------------------------------------------------------------------------------------------------
Shares to be issued                                                                                               1.6
---------------------------------------------------------------------------------------------------------------------
Capitalised acquisition costs                                                                                     5.7
---------------------------------------------------------------------------------------------------------------------
Transferred from investments                                                                                     23.8
---------------------------------------------------------------------------------------------------------------------
                                                                                                                400.4
=====================================================================================================================

Notes

1 Accounting policy alignments
These comprise adjustments to bring the assets and liabilities of Tempus Group plc into compliance with WPP Group plc's accounting practices and policies. These primarily arise from applying the Group's depreciation policies to tangible fixed assets acquired.

2 Fair value adjustments
These comprise adjustments to bring the book value of the assets and liabilities of Tempus Group plc to fair value:
(i)   Revaluation of internet and other investments to fair value.
(ii)  Recognition of accrual for additional corporate tax liabilities.
(iii) Provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Net cash outflows in respect of the acquisition of Tempus Group plc comprised:
------------------------------------------------------------------------
                                                               (Pounds)m
------------------------------------------------------------------------
Cash at bank and in hand acquired                                   52.5
------------------------------------------------------------------------
Bank overdrafts acquired                                          (85.2)
------------------------------------------------------------------------
Share issue and acquisition costs                                  (1.5)
------------------------------------------------------------------------
                                                                  (34.2)
========================================================================
Tempus Group plc contributed (Pounds)88.4 million to the Group's net operating cash flows, paid (Pounds)0.3 million in respect of net returns on investment and servicing of finance, paid (Pounds)nil million in respect of taxation and utilised (Pounds)0.4 million for capital expenditure.

26 Acquisition of Tempus Group plc continued

The summarised profit and loss accounts and statements of total recognised gains and losses of Tempus Group plc for the period from 1 January to 5 November 2001 and the year ended 31 December 2000 are summarised below. These amounts are shown on the basis of the accounting policies and reporting formats of Tempus Group plc prior to the acquisition. The post-acquisition contribution of Tempus Group plc was not material to the group's profit and loss account on page F-5.

-----------------------------------------------------------------------------------------------------
                                                                  Period ended             Year ended
Tempus Group plc                                               5 November 2001       31 December 2000
Profit and loss account                                              (Pounds)m              (Pounds)m
-----------------------------------------------------------------------------------------------------
Turnover                                                              1,526.4                 2,068.1
-----------------------------------------------------------------------------------------------------
Cost of sales                                                        (1,392.0)               (1,916.8)
-----------------------------------------------------------------------------------------------------
Gross profit                                                            134.4                   151.3
-----------------------------------------------------------------------------------------------------
Other operating expenses (net)                                         (133.5)                 (133.0)
-----------------------------------------------------------------------------------------------------
Operating profit                                                          0.9                    18.3
-----------------------------------------------------------------------------------------------------
Income from associates                                                    0.5                     1.0
-----------------------------------------------------------------------------------------------------
Interest (expense)/income (net)                                          (1.3)                    0.6
-----------------------------------------------------------------------------------------------------
Exceptional items/1/                                                    (17.4)                      -
-----------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities before taxation                    (17.3)                   19.9
-----------------------------------------------------------------------------------------------------
Tax on profit on ordinary activities                                     (2.2)                   (7.5)
-----------------------------------------------------------------------------------------------------
(Loss)/profit on ordinary activities after taxation                     (19.5)                   12.4
-----------------------------------------------------------------------------------------------------
Minority interests                                                       (2.2)                   (2.9)
-----------------------------------------------------------------------------------------------------
(Loss)/profit attributable to shareholders                              (21.7)                    9.5
-----------------------------------------------------------------------------------------------------
Ordinary dividends                                                          -                    (3.0)
-----------------------------------------------------------------------------------------------------
Retained (loss)/profit for the period                                   (21.7)                    6.5
=====================================================================================================

-----------------------------------------------------------------------------------------------------
Statement of recognised gains and losses                             (Pounds)m              (Pounds)m
-----------------------------------------------------------------------------------------------------
(Loss)/profit for the financial period                                  (21.7)                    9.5
-----------------------------------------------------------------------------------------------------
Amounts deducted in respect of shares issued
to the Employee Benefit Trust                                            (0.1)                   (0.7)
-----------------------------------------------------------------------------------------------------
Loss on foreign currency translation                                     (1.0)                   (0.1)
-----------------------------------------------------------------------------------------------------
Total recognised gains and losses relating
to the period                                                           (22.8)                    8.7
=====================================================================================================

/1/ Exceptional items comprise merger costs, redundancy and other costs incidental to a restructuring of operations and investment write offs.

Other acquisitions
The Group undertook a number of other acquisitions in the year. Goodwill arising on these acquisitions was calculated as follows:

----------------------------------------------------------------------------------------------------------------------
                                                           Fair
                                                           value                            Cost of
                                           Book          adjust-             Fair          acquisi-
                                          value            ments            value              tion           Goodwill
                                      (Pounds)m        (Pounds)m        (Pounds)m         (Pounds)m          (Pounds)m
----------------------------------------------------------------------------------------------------------------------
Other acquisitions                          8.4            (24.0)           (15.6)            434.2              449.8
======================================================================================================================

Goodwill above of (Pounds)449.8 million includes (Pounds)411.0 million in respect of the acquisition of subsidiary undertakings and (Pounds)38.8 million in respect of associate undertakings. The cost of acquisition above includes cash paid of (Pounds)209.6 million. In addition (Pounds)61.5 million of additional shares were issued in respect of the acquisition of Young and Rubicam Inc.

   Fair value adjustments of (Pounds)24.0 million arising on these acquisitions include (Pounds)6.9 million of additional tax liabilities and (Pounds)17.1 million of other liabilities.

Reconciliation to US Accounting Principles

The following is a summary of the significant adjustments to profit and ordinary share owners' funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied:

----------------------------------------------------------------------------------------------------------------------
                                                                                        For the year ended 31 December
                                                                         ---------------------------------------------
                                                                              2001              2000              1999
                                                         Notes           (Pounds)m         (Pounds)m         (Pounds)m
----------------------------------------------------------------------------------------------------------------------
Net income
Profit attributable to ordinary share owners
under UK GAAP                                                                271.2             244.7             172.8
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
US GAAP adjustments:
----------------------------------------------------------------------------------------------------------------------
Amortisation of goodwill and other intangibles             1                (142.2)            (83.2)            (42.1)
----------------------------------------------------------------------------------------------------------------------
Executive compensation                                     1                 (26.9)            (38.3)            (58.4)
----------------------------------------------------------------------------------------------------------------------
Contingent consideration deemed
as compensation                                            1                 (23.1)             (8.6)                -
----------------------------------------------------------------------------------------------------------------------
Accounting for derivatives                                 3                   4.0                 -                 -
----------------------------------------------------------------------------------------------------------------------
Deferred tax items                                         1                  (3.8)              8.3               9.6
----------------------------------------------------------------------------------------------------------------------
                                                                            (192.0)           (121.8)            (90.9)
----------------------------------------------------------------------------------------------------------------------
Net income as adjusted for US GAAP                                            79.2             122.9              81.9
======================================================================================================================

Statement of comprehensive income
Net income as adjusted for US GAAP                                            79.2             122.9              81.9
----------------------------------------------------------------------------------------------------------------------
Revaluation of investments marked to market                                  (39.7)             (6.8)             41.2
----------------------------------------------------------------------------------------------------------------------
Foreign currency translation                                                 (80.6)           (133.0)            (31.2)
----------------------------------------------------------------------------------------------------------------------
Additional minimum pension liability                                         (73.7)                -                 -
----------------------------------------------------------------------------------------------------------------------
Comprehensive (loss)/income                                                 (114.8)            (16.9)             91.9
======================================================================================================================

Earnings per share
Basic earnings per share as adjusted for US GAAP (p)       2                   7.2              14.7              10.9
----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share as adjusted for US GAAP (p)     2                   7.1              14.1              10.6
======================================================================================================================

A reconciliation from UK to US GAAP in respect of earnings per share is shown below.

The Company applies US APB Opinion 25 and related interpretations when accounting for its stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS Statement 123 'Accounting for Stock-Based Compensation', the Company's net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                   2001          2000       1999
--------------------------------------------------------------------------------
Net income as adjusted for US GAAP:
--------------------------------------------------------------------------------
As reported ((Pounds)m)                            79.2         122.9       81.9
--------------------------------------------------------------------------------
Pro forma ((Pounds)m)                              66.9         116.0       77.7
--------------------------------------------------------------------------------
Basic earnings per share per US GAAP:
--------------------------------------------------------------------------------
As reported (p)                                     7.2          14.7       10.9
--------------------------------------------------------------------------------
Pro forma (p)                                       6.4          13.9       10.3
================================================================================
Further details regarding stock option plans and the fair valuation of option grants can be found in note 24.

----------------------------------------------------------------------------------------------------------------------
                                                                                                     As at 31 December
                                                                         ---------------------------------------------
                                                                              2001           2000/*/           1999/*/
                                                         Notes           (Pounds)m         (Pounds)m         (Pounds)m
----------------------------------------------------------------------------------------------------------------------
Share owners' funds
Share owners' funds under UK GAAP                                          3,599.8           3,369.9             333.2
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
US GAAP adjustments:
----------------------------------------------------------------------------------------------------------------------
Capitalisation of goodwill arising on
acquisition (net of accumulated amortisation
and amounts capitalised under UK GAAP)                      1                773.4             834.5             685.2
----------------------------------------------------------------------------------------------------------------------
Revaluation of investments marked to market                                   (5.3)             34.4              41.2
----------------------------------------------------------------------------------------------------------------------
Contingent consideration deemed
as compensation                                             1                (31.7)             (8.6)                -
----------------------------------------------------------------------------------------------------------------------
Shares owned by Employee Share Option Plan (ESOP)           1               (250.4)           (160.2)            (71.3)
----------------------------------------------------------------------------------------------------------------------
Accounting for derivatives                                  3                  4.0                 -                 -
----------------------------------------------------------------------------------------------------------------------
Pension accounting                                                             9.3              40.0              13.0
----------------------------------------------------------------------------------------------------------------------
Deferred tax items                                          1                 10.5              14.3               6.0
----------------------------------------------------------------------------------------------------------------------
Proposed final ordinary dividend, not yet declared          1                 35.2              28.5              16.2
----------------------------------------------------------------------------------------------------------------------
Other                                                                         (3.4)             (3.7)             (3.9)
----------------------------------------------------------------------------------------------------------------------
                                                                             541.6             779.2             686.4
----------------------------------------------------------------------------------------------------------------------
Share owners' funds as adjusted for US GAAP                 2              4,141.4           4,149.1           1,019.6
======================================================================================================================

Gross goodwill capitalised under US GAAP (before accumulated amortisation) amounted to (Pounds)5,789.6 million (2000: (Pounds)4,776.8 million, 1999:
(Pounds)1,582.6 million), net of disposals made. The movement in goodwill arises due to the impact of acquisitions made during the year and also its denomination in various currencies, resulting in exchange rate movements against sterling.

-------------------------------------------------------------------------------------
Movement in share owners' funds under US GAAP
-------------------------------------------------------------------------------------
                                                        2001        2000         1999
                                                   (Pounds)m   (Pounds)m    (Pounds)m
-------------------------------------------------------------------------------------
Net income for the year under US GAAP                   79.2       122.9         81.9
-------------------------------------------------------------------------------------
Prior year final dividend                              (28.5)      (16.2)       (13.4)
-------------------------------------------------------------------------------------
Current year interim dividend                          (16.4)       (9.3)        (7.8)
-------------------------------------------------------------------------------------
Retained earnings for the year                          34.3        97.4         60.7
-------------------------------------------------------------------------------------
Ordinary shares issued in respect of acquisitions       64.7     3,225.3          0.8
-------------------------------------------------------------------------------------
Share issue costs charged to merger reserve             (1.0)      (35.0)           -
-------------------------------------------------------------------------------------
Share options exercised                                 68.2        64.0         12.1
-------------------------------------------------------------------------------------
Shares owned by Employee Share Option Plan             (90.2)      (88.9)       (13.2)
-------------------------------------------------------------------------------------
Revaluation of investments marked to market            (39.7)       (6.8)        41.2
-------------------------------------------------------------------------------------
Exchange adjustments:
-------------------------------------------------------------------------------------
- Revaluation of goodwill                               81.4       (31.8)       (34.9)
-------------------------------------------------------------------------------------
- Foreign currency translation                         (80.6)     (133.0)       (31.2)
-------------------------------------------------------------------------------------
Pension accounting                                     (73.7)          -            -
-------------------------------------------------------------------------------------
Goodwill write-back                                      2.0           -            -
-------------------------------------------------------------------------------------
Executive compensation                                  26.9        38.3         58.4
-------------------------------------------------------------------------------------
New additions to share owners' funds                    (7.7)    3,129.5         93.9
-------------------------------------------------------------------------------------
Share owners' funds at 1 January                     4,149.1     1,019.6        925.7
-------------------------------------------------------------------------------------
Share owners' funds at 31 December                   4,141.4     4,149.1      1,019.6
=====================================================================================

/*/ The 2000 and 1999 balance sheets have been restated as a result of the implementation of FRS 17 (Retirement Benefits) in the Group's 2001 financial statements for UK GAAP.

--------------------------------------------------------------------------------
Notes to the Reconciliation to US Accounting Principles

1 Significant differences between UK and US Accounting Principles
The Group's financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

Goodwill. US purchase accounting and long-lived assets
Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, of the subsidiaries at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with FRS 10 (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an infinite economic life for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners' equity, in accordance with the then preferred treatment under UK GAAP. Under US GAAP, goodwill in respect of business combinations accounted for as purchases would be charged against income over its estimated useful life, being not more than 40 years. Accordingly, for US GAAP purposes, the Group is amortising goodwill over a period not to exceed 40 years. The Group evaluates the carrying value of its tangible and intangible assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount. An impairment loss is recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

Contingent consideration
Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the liability contingency is resolved. At 31 December 2001, the Group's liabilities for vendor payments under UK GAAP totalled (Pounds)288.2 million (2000: (Pounds)302.3 million, 1999:
(Pounds)172.4 million). As these liabilities are represented by goodwill arising on acquisition, there is no net effect on share owners' funds. In certain transactions the Group considers that there is a commercial need to tie in vendors to the businesses acquired however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to be treated as compensation, regardless of the substance of the transaction, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period.

Share consideration
Under UK GAAP, the share consideration for the acquisition of Young & Rubicam, Inc. was measured by reference to the opening share price on 4 October 2000 of (Pounds)7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam, Inc. The opening share price on 12 May was (Pounds)8.45.

Notes to the Reconciliation to US Accounting Principles continued

1 Significant differences between UK and US Accounting Principles continued Corporate brand names
Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam Inc. brand names, acquired as part of The Ogilvy Group, Inc. and Young & Rubicam Inc. respectively, were booked as acquisition adjustments to balance sheet assets acquired and are amortised as part of goodwill over 40 years.

Pension accounting
Under UK GAAP, pension costs are accounted for in accordance with FRS 17. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87) and SFAS 88, Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

   The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under FRS 17, these actuarial gains and losses are immediately recognised in the Statement of Total Recognised Gains and Losses, whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members.

   Similarly, FRS 17 requires the cost of prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

   Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

Dividends
Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

Deferred tax
Under UK GAAP, the Group accounts for deferred tax in accordance with FRS 19 (Deferred Tax) as described in the note on accounting policies in the financial statements. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Executive compensation
Under UK GAAP, the part of executive compensation satisfied in stock is charged through the profit and loss account at the cost to the Group of acquiring the stock. Under US GAAP such compensation is measured at the fair value of WPP common stock at the date the performance condition is met or the award vests with the employee. Differences occur as the WPP Share Ownership Plan acquires stock before the liability to the employee arises.

   Additionally, under UK GAAP stock options granted with performance criteria do not give rise to a profit and loss account charge provided that the exercise price is equal to the fair value of the stock at the date of grant. Under US GAAP stock options granted with performance criteria (other than a requirement for employment to continue) are subject to variable plan accounting under APB Opinion 25. Under variable plan accounting any appreciation in stock value from the date of grant to the date upon which the performance conditions are satisfied is charged to the profit and loss account on a systematic basis over the vesting.

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

Listed investments
Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for diminution in value. Under US GAAP, such investments are marked to market and any resulting unrealised gain or loss is taken to share owners' funds. Where the decline in value is other than temporary, the resulting loss would be taken to the profit and loss account under both UK and US GAAP. The listed investments of the Group are generally considered to be 'available for sale' securities under US GAAP.

Cash flows
Under UK GAAP, the Group complies with the Financial Reporting Standard No. 1 Revised 'Cash Flow Statements' (FRS 1 Revised), the objective and principles of which are similar to those set out in SFAS 95, Statement of Cash Flows. The principal difference between the two standards is in respect of classification. Under FRS 1 Revised, the Group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation;
(d) investing activities; (e) equity dividends paid and (f) financing activities. SFAS 95 requires only three categories of cash flow activity: (a) operating; (b) investing; and (c) financing. Cash flows arising from taxation and returns on investment and servicing of finance under FRS 1 Revised would be included as a financing activity under SFAS 95. Payments made against provisions set up on the acquisition of subsidiaries have been included in investing activities in the consolidated statement of cash flows. Under US GAAP these payments would be included in determining net cash provided by operating activities.

================================================================================
2 Earnings per share - reconciliation from UK to US GAAP
Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. In 2001, net income has been further adjusted to exclude (Pounds)3.6 million of after-tax interest expense on the $287.5 million of 3% Convertible Notes. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                   Basic                        Diluted
                                                                earnings                       earnings
                                                               per share                      per share
Year ended 31 December 2001                                          No.                            No.
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Under UK GAAP                                              1,101,937,750                  1,157,080,255
-------------------------------------------------------------------------------------------------------
Weighted average number of share options
issued with exercise criteria not yet satisfied
at 31 December 2001                                                    -                      2,047,943
-------------------------------------------------------------------------------------------------------
Under US GAAP                                              1,101,937,750                  1,159,128,198
=======================================================================================================
Year ended 31 December 2000
-------------------------------------------------------------------------------------------------------
Under UK GAAP                                                834,280,801                    865,978,000
-------------------------------------------------------------------------------------------------------
Weighted average number of share options
issued with exercise criteria not yet satisfied
at 31 December 2000                                                    -                      4,830,727
-------------------------------------------------------------------------------------------------------
Under US GAAP                                                834,280,801                    870,808,727
=======================================================================================================
Year ended 31 December 1999
-------------------------------------------------------------------------------------------------------
Under UK GAAP                                                753,324,054                    768,691,993
-------------------------------------------------------------------------------------------------------
Weighted average number of share options
issued with exercise criteria not yet satisfied
at 31 December 1999                                                    -                      5,430,846
-------------------------------------------------------------------------------------------------------
Under US GAAP                                                753,324,054                    774,122,839
=======================================================================================================

================================================================================
3 Accounting for Derivative Instruments and Hedging Activities
The Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards in the US requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The derivative financial instruments held by the Group are not designated and do not qualify as accounting hedges resulting in the changes in the fair value of the derivative financial instruments being recognised in earnings.

================================================================================
4 New US GAAP Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board ('FASB') issued SFAS No. 141, Business Combinations (SFAS 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142).

   SFAS 141, which supersedes Accounting Principles Board ('APB') Opinion No. 16, Business Combinations, requires the purchase method of accounting for all business combinations initiated after 30 June 2001 and addresses the initial recognition and measurement of goodwill and intangible assets in business combinations accounted for using the purchase method that are completed after 30 June 2001.

   SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. Under the provisions of SFAS 142, companies will no longer be required to amortise goodwill and other intangibles that have indefinite lives. Instead, these assets will be subject to testing at least annually for impairment. Other intangible assets will continue to be amortised over their useful lives in accordance with the new standard. Additionally, goodwill on equity method investments will no longer be amortised; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. SFAS 142 is effective for fiscal years beginning after 15 December 2001 although goodwill on business combinations consummated after 1 July 2001 will not be amortised. On adoption the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognised intangible assets. The Company has not determined the impact that these Statements will have on intangible assets or whether a cumulative effect adjustment will be required upon adoption.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 establishes a single accounting model for the impairment of long-lived assets, including discontinued operations. SFAS 144 supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 is effective for fiscal years beginning after 15 December 2001. The adoption of this statement is not expected to have a material impact on the Group's results of operations and financial position.

Note 5 - Additional US pension disclosures

The following tables show the information required to be disclosed in accordance with SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS 132), concerning the funded status of the Group's defined benefit scheme at December 31, 2001, 2000 and 1999:

                                                                            Year ending 31 December 2001
                                                                -----------------------------------------------------

                                                                         US schemes     Non US schemes         Total
Change in Benefit Obligation                                              (Pounds)m         (Pounds) m    (Pounds) m
Benefit Obligation at Beginning of Year                                       157.8              242.2         400.0
Service Cost                                                                    8.5                4.8          13.3
Interest Cost                                                                  13.5               13.4          26.9
Member Contributions                                                            0.0                0.6           0.6
Prior Service Costs                                                             0.4                0.0           0.4
Actuarial (Gain)/Loss                                                          30.0               (9.0)         21.0
Acquisition                                                                     0.0                0.0           0.0
Benefits Paid                                                                 (15.2)             (11.6)        (26.8)
Curtailments, Settlements & Special Termination Benefit                         0.6                0.0           0.6
Benefit Obligation at End of Year                                             195.6              240.4         436.0

Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year                                149.6              203.7         353.3
Actual Return on Plan Assets                                                   (7.9)              (7.7)        (15.6)
Acquisition                                                                     0.0                0.0           0.0
Employer Contributions                                                          7.1                4.8          11.9
Members' Contributions                                                          0.0                0.6           0.6
Benefits Paid                                                                 (15.2)             (11.6)        (26.8)
Fair Value of Plan Assets at End of Year                                      133.6              189.8         323.4

Funded Status at End of Year                                                  (62.0)             (50.6)       (112.6)
Unrecognized Net Actuarial (Gain)/Loss                                         48.8               35.5          84.3
Unrecognized Prior Service Cost                                                 0.4                0.0           0.4
Unrecognized Net Transition (Asset)/Obligation                                  0.0                0.0           0.0
Net Amount Recognized                                                         (12.8)             (15.1)        (27.9)

Prepaid / (accrued) Benefit Cost                                              (12.8)             (15.1)        (27.9)



Components of Net Periodic Pension Cost
Service Cost                                                                    8.5                4.8          13.3
Interest Cost                                                                  13.5               13.4          26.9
Expected Return on Plan Assets                                                (13.0)             (13.0)        (26.0)
Amortization of Net (Gain)/Loss                                                 0.4                0.8           1.2
Net Periodic Pension Cost                                                       9.4                6.0          15.4

Curtailments, Settlements & Special Termination Benefit                         1.2                0.0           1.2

Total Pension Cost                                                             10.6                6.0          16.6

Weighted-average Assumptions as of End of Year
Discount Rate                                                                  7.5%               5.7%
Expected Return on Plan Assets                                                 8.8%               5.8%
Rate of Compensation Increase                                                  6.2%               2.8%



The total defined benefit pension cost for 2001 was (Pounds)18.1 million, including a charge of (Pounds)1.5 million relating to certain benefit contracts not accounted for under SFAS 87. A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

                                                                         US schemes     Non US schemes         Total
                                                                         (Pounds) m          (Pounds)m    (Pounds) m
Fair value of plan assets                                                     129.2              154.1         283.3
Accumulated benefit obligation                                               (182.4)            (203.4)       (385.8)
Additional minimum liability                                                  (42.0)             (31.7)        (73.7)
                                                                -----------------------------------------------------




                                                                            Year ending 31 December 2000
                                                                -----------------------------------------------------

                                                                         US schemes     Non US schemes         Total
Change in Benefit Obligation                                              (Pounds)m         (Pounds) m    (Pounds) m
Benefit Obligation at Beginning of Year                                        60.3              137.5         197.8
Service Cost                                                                    8.3                5.8          14.1
Interest Cost                                                                   4.5                7.5          12.0
Member Contributions                                                            0.0                0.7           0.7
Amendments                                                                      0.0                0.0           0.0
Actuarial (Gain)/Loss                                                           1.2               48.6          49.8
Acquisition                                                                    92.8                5.3          98.1
Adjustments                                                                    (5.1)              44.4          39.3
Benefits Paid                                                                  (4.2)              (7.6)        (11.8)
Benefit Obligation at End of Year                                             157.8              242.2         400.0

Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year                                 56.2              146.0         202.2
Actual Return on Plan Assets                                                    4.9               10.0          14.9
Acquisition                                                                    92.8                0.0          92.8
Adjustments                                                                    (4.7)              50.5          45.8
Employer Contributions                                                          4.6                4.1           8.7

Members' Contributions                                                          0.0                0.7           0.7
Benefits Paid                                                                  (4.2)              (7.6)        (11.8)
Fair Value of Plan Assets at End of Year                                      149.6              203.7         353.3

Funded Status at End of Year                                                   (8.2)             (38.5)        (46.7)
Unrecognized Net Actuarial (Gain)/Loss                                        (12.0)              17.6           5.6
Unrecognized Prior Service Cost                                                 0.0                0.0           0.0
Unrecognized Net Transition (Asset)/Obligation                                  0.0                0.0           0.0
Net Amount Recognized                                                         (20.2)             (20.9)        (41.1)

Prepaid / (accrued) Benefit Cost                                              (20.2)             (20.9)        (41.1)

Components of Net Periodic Pension Cost
Service Cost                                                                    8.3                5.8          14.1
Interest Cost                                                                   4.5                7.5          12.0
Expected Return on Plan Assets                                                 (3.7)              (9.5)        (13.2)
Amortization of Transition (Asset)/Obligation                                   0.1               (2.5)         (2.4)
Amortization of Prior Service Cost                                              0.2                0.0           0.2
Amortization of Net (Gain)/Loss                                                 0.0                0.0           0.0
Curtailment Charge                                                              0.0                0.0           0.0
Net Periodic Pension Cost                                                       9.4                1.3          10.7

Weighted-average Assumptions as of End of Year
Discount Rate                                                                  8.0%               5.5%
Expected Return on Plan Assets                                                 8.8%               6.5%
Rate of Compensation Increase                                                  6.5%               4.5%








A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

                                                                         US schemes     Non US schemes         Total
                                                                         (Pounds) m          (Pounds)m    (Pounds) m
Fair value of plan assets                                                       0.0              181.5         181.5
Accumulated benefit obligation                                                  5.3              212.1         217.4
                                                                -----------------------------------------------------

                                                                            Year ending 31 December 1999
                                                                -----------------------------------------------------

                                                                         US schemes     Non US schemes         Total
Change in Benefit Obligation                                              (Pounds)m         (Pounds) m    (Pounds) m
Benefit Obligation at Beginning of Year                                        53.3              113.5         166.8
Service Cost                                                                    3.5                3.6           7.1
Interest Cost                                                                   4.0                5.8           9.8
Member Contributions                                                            0.0                0.6           0.6
Actuarial (Gain)/Loss                                                           1.7               21.6          23.3
Benefits Paid                                                                  (2.2)              (7.6)         (9.8)
Benefit Obligation at End of Year                                              60.3              137.5         197.8

Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year                                 48.5              117.5         166.0
Actual Return on Plan Assets                                                    4.9               31.8          36.7
Employer Contributions                                                          5.0                3.7           8.7
Plan Participants' Contributions                                                0.0                0.6           0.6
Benefits Paid                                                                  (2.2)              (7.6)         (9.8)
Fair Value of Plan Assets at End of Year                                       56.2              146.0         202.2

Funded Status at End of Year                                                   (4.1)               8.4           4.3
Unrecognized Net Actuarial (Gain)/Loss                                          0.2              (18.5)        (18.3)
Unrecognized Prior Service Cost                                                 0.2                0.0           0.2
Unrecognized Net Transition (Asset)/Obligation                                  0.1               (2.5)         (2.4)
Net Amount Recognized                                                          (3.6)             (12.6)        (16.2)

Prepaid / (accrued) Benefit Cost                                               (3.6)             (12.6)        (16.2)

Components of Net Periodic Pension Cost
Service Cost                                                                    3.5                3.6           7.1
Interest Cost                                                                   4.0                5.8           9.8
Expected Return on Plan Assets                                                 (4.2)              (6.9)        (11.1)
Amortization of Transition (Asset)/Obligation                                   0.2                0.0           0.2
Amortization of Prior Service Cost                                              0.1                0.0           0.1
Amortization of Net (Gain)/Loss                                                 0.0                0.3           0.3
Curtailment Charge                                                              0.0                0.0           0.0
Net Periodic Pension Cost                                                       3.6                2.8           6.4

Weighted-average Assumptions as of End of Year
Discount Rate                                                                    7%                 7%
Expected Return on Plan Assets                                                   5%                 5%
Rate of Compensation Increase                                                    5%                 5%

A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

                                                                         US schemes     Non US schemes         Total
                                                                         (Pounds) m         (Pounds) m    (Pounds) m
Fair value of plan assets                                                       8.1               10.1          18.2
Accumulated benefit obligation                                                 14.6               22.7          37.3
                                                                -----------------------------------------------------


Note 6 - Supplemental segment disclosure

The following table shows depreciation expense attributable to each business segment in which the Company operates for the last three fiscal years.

========================================================================================================================
                                                   % of                          % of                         % of
                                    2001         Total in         2000         Total in        1999         Total in
       Depreciation (i)         ((Pounds)m)         2001      ((Pounds)m)         2000     ((Pounds)m)         1999
------------------------------------------------------------------------------------------------------------------------
    Advertising and media
    investment management           48.3           43.9%          30.6          47.9%          22.0           52.1%
------------------------------------------------------------------------------------------------------------------------

 Information and consultancy        18.1           16.5%          10.8          17.0%           8.3           19.7%
------------------------------------------------------------------------------------------------------------------------

 Public relations and public        14.1           12.8%           6.5          10.2%           3.7            8.8%
           affairs
------------------------------------------------------------------------------------------------------------------------

    Branding and identity,
  healthcare and specialist
        communications              29.4           26.8%          15.9          24.9%           8.2           19.4%
------------------------------------------------------------------------------------------------------------------------

            TOTAL                  109.9          100.0%          63.8          100.0%         42.2          100.0%
========================================================================================================================

(i) The business segment data set out in the above tables are also expressed in US dollars using the approximate average exchange rate for the year (2001:
$1.4401 = (Pounds)1; 2000: $1.5162 = (Pounds)1; 1999: $1.6178 = (Pounds)1).

Note 7 - Intangible assets acquired

With the Tempus acquisition in November 2001, the Company allocated a portion of the purchase price to identified intangible assets. Following are the assigned values of the intangible assets:

                                      Weighted-average          December 31, 2001 Gross         December 31, 2001
                                    amortisation period             Carrying Amount          Accumulated Amortisation
Tempus Intangible Asset                   (years)                     ((Pounds)m)                  ((Pounds)m)
------------------------------------------------------------------------------------------------------------------------

Trademarks                                   10                          16.5                          0.3
Customer relationships                       3                           23.2                          1.4
Software tools                               2                            1.7                          0.2
                                                              ----------------------------------------------------------

TOTAL                                                                    41.4                          1.9

Note 8 - Supplemental tax disclosures

Deferred taxation

                                                                -----------------------------------------------------

                                                                               2001               2000          1999
                                                                               ----               ----          ----

Deferred Tax Assets:
    Unutilised Tax Losses                                                     283.8              184.3           7.0
    Deferred Compensation                                                      82.9               67.5          46.4
    Acquisition Related Provisions                                             17.0               20.0           0.0
    Others                                                                     11.0                7.1           8.1
                                                                               ----                ---           ---

                                                                              394.7              278.9          61.5
Less:
    Provision against Deferred Tax Assets                                    (293.0)            (186.6)         (4.1)

Deferred Tax Liabilities:
    Accelerated Capital Allowances                                             (4.0)              (3.8)         (3.7)
    Interest Receivable                                                       (18.7)             (19.6)        (17.2)
    Other                                                                     (17.5)             (11.5)         (8.5)
                                                                             ------             ------         -----

    Temporary Timing Differences                                              (40.2)             (34.9)        (29.4)
                                                                             ------             ------        ------

                                                                               61.5               57.4          28.0

Note 9 - Pro forma financial information (unaudited)

The following table sets forth certain pro forma financial information for WPP Group plc ("WPP") as if the acquisitions of Tempus Group plc ("Tempus") and Young & Rubicam Inc. ("Young & Rubicam") had occurred as of January 1, 2000. The pro forma financial information is stated in accordance with UK GAAP. The pro forma financial information for Young & Rubicam includes a number of adjustments in order to arrive at a UK GAAP presentation, as described further below.

The financial information for Tempus for the year ended December 31, 2000 has been extracted without material adjustment from the audited financial statements contained in Tempus' annual report filed with the UK Listing Authority for the year ended December 31, 2000.

-------------------------------------------------------------------------------
                                     Pro forma with Tempus and Young & Rubicam
-------------------------------------------------------------------------------
                                         Year ended           Year ended
                                      December 31, 2001    December 31, 2000
                                        ((Pounds))m          ((Pounds))m
-------------------------------------------------------------------------------
Revenue                                   4,156.1              4,050.0
Income before extraordinary items           249.5                314.5
Net income                                  249.5                314.5

Basic earnings per ordinary share (p)        22.6                 27.8
Diluted earnings per ordinary share (p)      21.9                 26.0
-------------------------------------------------------------------------------

The table set forth below provides additional pro forma financial information as if the acquisition of Young & Rubicam occurred as of January 1, 1999. The financial information for Young & Rubicam for the year ended December 31, 1999 has been extracted without material adjustment from the audited financial statements contained in Young & Rubicam's annual report filed on Form 10-K with the SEC for the year ended December 31, 1999. These financial statements were prepared in accordance with US GAAP. In order to arrive at a UK GAAP presentation, and one consistent with the accounting policies adopted by WPP, a number of adjustments have been made. These relate principally to the amortisation of goodwill, equity accounting, the measurement of compensation in connection with share awards and the recognition of gains on the disposal of fixed assets in exchange for an equity interest in another entity.

-------------------------------------------------------------------------------
                                          Pro forma with Young & Rubicam
-------------------------------------------------------------------------------
                                         Year ended           Year ended
                                      December 31, 2000    December 31, 1999
                                        ((Pounds))m          ((Pounds))m
-------------------------------------------------------------------------------
Revenue                                   3,898.7              3,234.0
Income before extraordinary items*          305.0                281.1
Net income*                                 305.0                281.1

Basic earnings per ordinary share (p)        28.7                 27.0
Diluted earnings per ordinary share (p)      27.1                 25.2
-------------------------------------------------------------------------------

*Under UK GAAP, if repurchased treasury stock is used for the purpose of satisfying the Company's obligation upon exercise of stock options issued to employees, the Company should record as an operating cost, the excess of the cost of repurchasing the treasury stock over the proceeds from employees on exercising stock options. In the pro forma financial information for the year ended December 31, 2000, this resulted in a charge (net of taxes) to the profit and loss account of Young & Rubicam of (Pounds)17.6 million. For 1999, the difference between the proceeds on exercise of employee share options and the cost of satisfying these options was not material.

This unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect as of the dates presented.