Form 20-F
period 2002-12-31
WPP GROUP PLC
filed 2003-06-27
CIK 806968

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal year ended December 31, 2002

or

☐    Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                          to

Commission file number 0-16350

WPP Group plc

(Exact Name of Registrant as Specified in Its Charter)

(Translation of Registrant’s Name Into English)

United Kingdom

(Jurisdiction of Incorporation or Organization)

27 Farm Street, London W1J 5RJ England

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Ordinary Shares of 10p each

(Title of Class)

American Depositary Shares, each representing five Ordinary Shares (“ADSs”)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares is 1,157,325,640, which includes the underlying ordinary shares represented by 18,481,422 ADSs.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES    ☒        NO    ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐        Item 18    ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In light of these and other uncertainties, the forward-looking statements included in the document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP Group plc (“WPP”) is one of the world’s largest communications services groups offering a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients. These services include advertising; media investment management; information, insight and consultancy; public relations and public affairs; branding and identity; healthcare; direct, promotion and relationship marketing; and specialist communications. The Group’s revenues in 2002 were approximately $5.9 billion. At year-end, WPP (including affiliated companies, or associates) employed approximately 62,000 people in 1,400 offices in 103 countries throughout the world. As of May 30, 2003, these numbers have not changed significantly.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected financial data for the three years ended December 31, 2002 is derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data for the two years ended December 31, 1999 is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission on Form 20-F.

The Consolidated Financial Statements of the Company are prepared in accordance with applicable accounting standards in the UK (UK GAAP), which differ in certain significant respects from generally accepted accounting principles in the US (US GAAP). A reconciliation to US GAAP is set forth on pages F-26 to F-34 of the Consolidated Financial Statements.

No operations with a material impact on the Group’s results were acquired or discontinued in the periods presented except during 2000. For 2000, aggregated figures for acquisitions were revenue of £438.9 million, operating profit of £61.5 million and profit on ordinary activities before interest and taxation of £66.4 million.

The reporting currency of the Group is the pound sterling and the selected financial data have been prepared on this basis.

Selected Consolidated Profit and Loss Account Data

	Year ended December 31
	2002	2001	2000	1999	1998
	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Turnover (or gross billings)	18,028.7	20,886.9	13,949.4	9,345.9	8,000.1
Revenue	3,908.3	4,021.7	2,980.7	2,172.6	1,918.4
EBITDA[1]	586.1	607.0	496.3	334.5	278.9
Operating profit	272.5	505.5	379.4	265.0	229.1
Income before taxes and minority interests	205.4	411.0	365.7	255.4	212.8
Net income before dividends	88.0	271.2	244.7	172.8	140.3
Headline basic earnings per share[2]	25.5p	32.1p	31.3p	23.1p	19.1p
Headline diluted earnings per share[2]	24.9p	30.9p	30.3p	22.7p	18.8p
Standard basic earnings per share	7.9p	24.6p	29.3p	22.9p	19.1p
Standard diluted earnings per share	7.7p	23.7p	28.4p	22.5p	18.8p
Dividends per ordinary share	5.40p	4.50p	3.75p	3.10p	2.56p
Dividends per ADS (US dollars)	40.6c	32.4c	28.4c	25.1c	21.3c

Amounts in accordance with US GAAP:
Operating profit[3]	217.4	242.7	247.9	163.0	188.3
Net income	53.5	79.2	122.9	81.9	100.4
Standard basic earnings per share	4.8p	7.2p	14.7p	10.9p	13.6p
Standard diluted earnings per share	4.7p	7.1p	14.1p	10.6p	13.4p

Selected Consolidated Balance Sheet Data

	As of December 31
	2002	2001	2000	1999	1998
	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Total assets	9,958.8	9,915.8	9,112.0	3,234.4	2,480.5
Net assets	3,714.4	3,640.9	3,394.1	341.7	223.8
Capital stock	115.7	115.0	111.2	77.5	76.6
Number of shares	1,157.3	1,149.6	1,111.9	774.5	766.5

Amounts in accordance with US GAAP:
Total assets	9,799.6	10,159.8	9,532.7	3,723.0	3,083.6
Net assets	3,779.6	4,182.5	4,173.3	1,028.1	933.8

Notes

[1]	EBITDA is defined as net income before interest, tax, depreciation and amortisation. EBITDA is presented because it is a widely accepted financial indicator used by investors to analyze and compare the operating performance of different companies. Our method of computation may or may not be similar to similarly titled measures published by other companies. EBITDA should not be considered as an alternative to net income (loss) as a measure of operating results in accordance with UK GAAP or US GAAP or as an alternative to cash flows as a measure of liquidity. See tabular reconciliation of EBITDA below.

[2]	Headline earnings per ordinary share excludes goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. See note 28 to the Consolidated Financial Statements for a tabular reconciliation of headline earnings.

[3]	Operating profit under US GAAP includes adjustments to reclassify (i) amounts written off fixed asset investments recognised as non-operating expense under UK GAAP and (ii) the portion of pension cost recognised as interest expense in accordance with FRS 17 under UK GAAP.

EBITDA reconciliation

	2002	2001	2000	1999	1998
Income before taxes and minority interests	205.4	411.0	365.7	255.4	212.8
Add back:
Depreciation of tangible fixed assets	116.6	109.9	63.8	42.2	33.7
Goodwill amortisation and impairment	177.7	14.8	15.1	—	—
Net interest payable and similar charges	86.4	71.3	51.7	36.9	32.4

EBITDA	586.1	607.0	496.3	334.5	278.9

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed after consultation between the Company and The London Stock Exchange Limited (“The London Stock Exchange”).

The table below sets forth the amounts of interim, final and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts (“ADRs”). The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for £ sterling on each of the respective payment dates for such dividends.

	Pence per ordinary share			Translated into US cents per ADS
Year ended:	Interim	Final	Total	Interim	Final	Total
1998	0.84	1.72	2.56	7.0*	14.3*	21.3*
1999	1.00	2.10	3.10	8.1	17.0	25.1
2000	1.20	2.55	3.75	9.1	19.3	28.4
2001	1.44	3.06	4.50	10.4	22.0	32.4
2002	1.73	3.67	5.40	13.0	27.6	40.6

*	These amounts have been restated to reflect the current value of one ADS to 5 ordinary shares (prior to November 16, 1999 one ADS represented 10 ordinary shares).

The 2002 interim dividend was paid on November 18, 2002 to share owners on the register at September 13, 2002. The 2002 final dividend is expected to be paid on July 7, 2003 to share owners on the register at June 6, 2003. The 2002 proposed final dividend has been translated into US cents using the 2002 average exchange rate of $1.5036 = £1.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the United States dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange, and as a result, are likely to affect the market price of the ADS in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary for the ADSs (the “Depositary”) of cash dividends paid in £ sterling by the ordinary shares represented by the ADSs. The average Bloomberg Closing Mid Point rate for £ sterling expressed in US dollars for each of the five years ended December 31, 2002 were:

Year ended December 31	Average
1998	1.6574
1999	1.6178
2000	1.5162
2001	1.4401
2002	1.5036

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of May 30, 2003, the Bloomberg Closing Mid Point rate was 1.6381.

Month ended	High	Low
December 31, 2002	1.6105	1.5559
January 31, 2003	1.6485	1.5939
February 28, 2003	1.6488	1.5752
March 31, 2003	1.6129	1.5633
April 30, 2003	1.6006	1.5502
May 31, 2003	1.6542	1.5954

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The Company competes for clients in a highly competitive industry.

The communications services industry is highly competitive and fragmented. At the parent company level, the Company’s principal competitors are other large multinational communications services companies, including Omnicom Group, Interpublic Group of Companies and Publicis Groupe. The actual competition for clients, however, takes place at the operating company level, within the different sectors of advertising and media investment management; information, insight and consultancy; public relations and public affairs; and branding and identity, healthcare, and specialist communications. The Company’s principal competitors in the advertising industry are large multinational agencies, including BBDO Worldwide, Leo Burnett Worldwide, DDB Worldwide Communications, Foote, Cone & Belding Worldwide, Lowe & Partners Worldwide, McCann-Erickson Worldwide, Saatchi & Saatchi and TBWA Worldwide, as well as numerous smaller agencies that operate in local markets. The Company’s agencies must compete with other agencies to maintain existing client relationships and to obtain new clients. Principal competitive factors include the agency’s creative reputation, knowledge of media alternatives and purchasing power, geographic coverage and diversity, quality of service and understanding of clients’ needs. Improved global communications and free trade, and more stable, less inflationary worldwide economic growth have contributed to increased competition in the communications services industry. At the same time, however, advertising and marketing services companies are consolidating, diversifying and growing market share through acquisitions.

Clients are not generally bound to an individual agency and may move their accounts to another agency, usually with 90 days notice. Clients may also reduce advertising and marketing budgets at any time and for any reason with no compensation to the agency. Larger clients tend to use more than one agency for their advertising requirements. In many cases, the Company represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas thus enabling the client to continually compare the effectiveness of its different agencies’ work. Industry practices in the other communications services businesses reflect similar concerns with respect to client relationships. Despite these circumstances, there is continued evidence that clients are moving towards the consolidation of their marketing activities. Consolidation trends continue amongst clients, media owners, retailers and agencies.

An agency’s ability to compete for new advertising, and marketing services clients and assignments, is limited somewhat by the policy followed by many clients of not permitting agencies working for them to represent competitive accounts or product lines in the same market. A lesser number of companies will not permit their advertising and/or marketing services firms to work on competitive accounts in any market, although, increasingly, converging strategies seem to be reducing the incidence of this. Client conflict policies can and sometimes do prevent our agencies from winning new clients and assignments. However, there are also some signs of a weakening of client conflict policies, as clients wrestle with the difficulties that increasing globalisation, acquisitions, mass product launches and joint ventures bring.

The Company receives a significant portion of its revenues from a limited number of large clients.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for 28% of revenues in the year ended December 31, 2002. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilize the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

The Company may be subject to certain regulations that could restrict the Company’s activities.

From time to time, governments, government agencies and industry self-regulatory bodies in the United States and other countries in which the Company operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, and public relations and public affairs, or otherwise affect the activities of the Company and its clients. Some of the foregoing relate to general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

In addition, there is an increasing tendency towards consideration and adoption of specific rules, prohibitions, and media restrictions, and labeling, disclosure and warning requirements, with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising and public relations and public affairs firms and their clients. Though the Company does not expect any existing, proposed or future regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

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

The Company operates in 103 countries throughout the world. Its operations are exposed to the normal business risks and limitations caused by currency fluctuations, exchange control restrictions, restrictions on repatriation of earnings and investment of capital and political instability. In addition, the communications services industry is widely viewed as among the first industry sectors affected by changes in economic cycles. For details of the effect of the recent weaker global economic environment on the Group, see the discussion under Item 5.

ITEM 4.    INFORMATION ON THE COMPANY

The Company operates through a number of established national, multinational and global advertising and marketing services companies. Among these are the well known advertising networks J. Walter Thompson Company, Ogilvy & Mather Worldwide, Red Cell and Y&R Advertising; Mediaedge:cia and MindShare in media investment management; The Kantar Group (including Kantar Media Research, Millward Brown and Research International) in information, insight and consultancy; the worldwide public relations and public affairs companies Burson-Marsteller, Cohn & Wolfe, Hill and Knowlton and Ogilvy Public Relations Worldwide; the Enterprise Identity Group and Landor Associates, specialising in branding and identity; CommonHealth and Sudler & Hennessey, specialising in healthcare; OgilvyOne and Wunderman, in direct, promotion and relationship marketing. The Company’s ten largest clients in 2002 were American Express, AT&T, Colgate-Palmolive, Ford, GlaxoSmithKline, IBM, Nestle, Pfizer, Philip Morris and Unilever.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts) representing deposited ordinary shares are quoted on the NASDAQ National Market (“NASDAQ”). At May 30, 2003, the Company had a market capitalisation of £5.7 billion ($9.3 billion).

The Company’s executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20-7408-2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

A.    History and Development of the Company

WPP Group plc was incorporated under the laws of England and Wales in 1971, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam”) in 2000 and Tempus Group plc (“Tempus”) in 2001.

On October 4, 2000, the Company finalised its acquisition of Young & Rubicam. The value of the consideration, which was satisfied entirely by the issue of new WPP ordinary shares or WPP ADSs, was £3.0 billion. The consideration was calculated by reference to the opening WPP share price on October 4, 2000, which was £7.99. The merger with Young & Rubicam brought together two organisations sharing a common approach to the integration of advertising and marketing services for clients. The management of WPP believes that the companies complement one another in providing alternative operating brands in common business areas while adding the market research expertise of WPP to the Young & Rubicam businesses. The WPP and Young & Rubicam companies continue to share a large number of major clients including The Ford Motor Company, Philip Morris, and AT&T. Within the enlarged Group client conflicts can be managed more effectively through separate operating brands so that clients will be assured of confidentiality. In addition, the merger has strengthened the Group geographically, particularly in North America and Continental Europe.

On November 6, 2001, the Company finalised its acquisition of Tempus. The consideration was satisfied principally by £369 million in cash. Prior to the acquisition, the Group owned a 22% interest in the ordinary share capital of Tempus. Subsequent to the acquisition, The Media Edge and CIA, Tempus’ core brand, merged operations to create Mediaedge:cia. Mediaedge:cia’s geographically balanced network enables it to develop, manage and implement national, regional and global communications and media solutions for the benefit of its clients.

The Company spent £343.4 million, £736.0 million and £247.4 million for acquisitions and investments in 2002, 2001 and 2000, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of tangible fixed assets were £100.5 million, £118.1 million, and £111.9 million, respectively, and cash spent on share repurchases was £67.6 million, £103.3 million and £94.1 million, respectively.

Subsequent Event

        On June 19, 2003, WPP and Cordiant Communications Group plc announced the terms of a recommended proposed acquisition of Cordiant by means of a scheme of arrangement. Under the terms of the scheme of arrangement, holders of outstanding ordinary shares of Cordiant Communications Group plc will receive one new ordinary share of WPP for each 205 ordinary shares of Cordiant they hold. WPP has also purchased or agreed to purchase all of Cordiant’s outstanding secured debt obligations for £267 million. The scheme of arrangement is expected to be completed in August 2003; however, because the transaction is subject to approval by the High Court of Justice in England and Wales and Cordiant shareholder approval, the exact timing of the transaction cannot be predicted and WPP cannot give any assurance that the transaction will be completed.

B.    Business Overview

In 2002 turnover decreased to £18.0 billion ($27.1 billion), and revenues decreased almost 3% to £3.9 billion ($5.9 billion). On a like-for-like basis, (which adjusts prior year results to include the results of acquisitions for the commensurate period in the prior year as is included in current year results from the relevant date of completion) revenues were down by 6%. Reported operating profit (excluding income from associates) decreased by 46% to £273 million ($410 million), including a £146 million goodwill impairment charge taken in 2002. Pre-goodwill amortisation and impairment, operating margins (including income from associates) fell to 12.3% from 14.0%. Excluding income from associates, these operating margins fell less, by 1.4% from 12.9% to 11.5%. Post-goodwill amortisation and impairment, reported profit before interest, tax, investment gains and write-downs was down 44% to £303 million ($455 million) from £546 million ($787 million). Profit before tax fell 50% to £205 million ($309 million) and diluted earnings per share by almost 68% to 7.7p (11.6c). Headline diluted earnings per share, which excludes goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes, fell by 19% to 24.9p (37.4c).

Approximately 46% of the Company’s reported revenues in 2002 were from advertising and media investment management, with the remaining 54% of its revenues being derived from the business segments of information, insight and consultancy; public relations and public affairs; and branding and identity, healthcare and specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand. The following table shows reported revenue attributable to each business segment in which the Company operates for the last three fiscal years.

	2002	2002	% of Total in	2001	2001	% of Total in	2000	2000	% of Total in
Revenues (i)	(£m)	($m)	2002	(£m)	($m)	2001	(£m)	($m)	2000

Advertising and media investment management	1,810.0	2,721.5	46.3	1,841.5	2,651.9	45.8	1,399.0	2,121.2	46.9
Information, insight and consultancy	598.6	900.1	15.3	590.3	850.1	14.7	512.1	776.4	17.2
Public relations and public affairs	447.6	673.0	11.5	502.1	723.1	12.5	330.1	500.5	11.1
Branding and identity, healthcare and specialist communications	1,052.1	1,582.0	26.9	1,087.8	1,566.6	27.0	739.5	1,121.2	24.8

TOTAL	3,908.3	5,876.6	100.0	4,021.7	5,791.7	100.0	2,980.7	4,519.3	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

	2002	2002	% of Total in	2001	2001	% of Total in	2000	2000	% of Total in
Revenues (i)	(£m)	($m)	2002	(£m)	($m)	2001	(£m)	($m)	2000

United States	1,655.0	2,488.5	42.3	1,763.1	2,539.0	43.8	1,273.6	1,931.0	42.7
United Kingdom	619.2	931.0	15.8	627.3	903.4	15.6	532.4	807.2	17.9
Continental Europe	929.6	1,397.8	23.8	870.9	1,254.2	21.7	586.3	889.0	19.7
Canada,Asia Pacific, Latin America, Africa and Middle East	704.5	1,059.3	18.1	760.4	1,095.1	18.9	588.4	892.1	19.7

TOTAL	3,908.3	5,876.6	100.0	4,021.7	5,791.7	100.0	2,980.7	4,519.3	100.0

(i)  The business segment and geographic data set out in the above tables are also expressed in US dollars using the approximate average exchange rate for the year (2002: $1.5036 = £1; 2001: $1.4401 =£1; 2000: $1.5162 = £1).

The Company’s principal activities within each of its business segments are described below.

Advertising and Media investment management

Advertising

The principal functions of an advertising agency are the planning and creation of marketing and branding campaigns and the design and production of advertisements for all types of media such as television, cable, the internet, radio, magazines, newspapers and outdoor locations such as billboards.

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group’s advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

The Company’s advertising agencies include J. Walter Thompson Company, Ogilvy & Mather Worldwide, Red Cell and Y&R Advertising. The Company also owns interests in Asatsu-DK (20%) and DYR Tokyo Agency (49%).

J. Walter Thompson Company (J. Walter Thompson). J. Walter Thompson, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency. J. Walter Thompson is headquartered in New York. J. Walter Thompson’s relationships with a number of its major clients have been in existence for many years, exhibiting an ability to continually adapt to meet the clients’ and market’s new demands. No single client accounted for more than 19% of J. Walter Thompson’s 2002 revenues. The agency added significant net new billings in 2002, including such multinationals as Vodafone, Reckitt Benckiser, Shell, Diageo, Pfizer and Kimberly Clark, as well as significant new assignments from current global clients including Ford, Kellogg’s, Nestle, Unilever and Kraft.

Ogilvy & Mather Worldwide (Ogilvy & Mather). Ogilvy & Mather is a full service multinational advertising agency. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship, through which it covers a range of offerings from sales promotion to healthcare communications, event and entertainment marketing, data mining and brand identity. Ogilvy & Mather, formed in 1948, is headquartered in New York. Major clients of Ogilvy & Mather include IBM, Unilever, American Express, Eastman Kodak, BP, Motorola, Mattel, Nestle, SAP and Kraft, among many others. No single client accounted for more than 12% of Ogilvy & Mather’s 2002 revenues. The results of OgilvyOne Worldwide, Ogilvy & Mather’s direct marketing division, are included within the Group’s branding and identity, healthcare and specialist communications sector. The results of Ogilvy Public Relations Worldwide, Ogilvy & Mather’s public relations division, are included within the Group’s public relations and public affairs sector.

Y&R Advertising (Y&R). Y&R, Young & Rubicam’s largest line of business, formed in 1923, is a full service multinational advertising agency network headquartered in New York. New business wins in 2002 for Y&R offices included the global assignment for Glenlivet Whisky, the Carlsberg sports sponsorship, Hewlett-Packard, the consolidated Boys Division at Mattel and new product launches for Dr Pepper/7Up, Sears, Mattel and Ford. Major clients of Y&R include Ford, AT&T, Colgate-Palmolive, Philip Morris and Sony. No single client accounted for more than 13% of Y&R’s 2002 revenues.

Red Cell. Red Cell, formed in 2001, is a global communications network offering full-service marketing solutions. During 2002, Red Cell added the premium and luxury goods-focused agency Les Ouvriers Du Paradis in Paris, and the international consumer insight and research consultancy, Headlight Vision, to its network, followed more recently by HHCL & Partners in London. New business wins in 2002 included Coca-Coca Classic by Berlin Cameron/RedCell in the US.

Media investment management

The Group’s worldwide media investment management companies plan, and buy media to communicate, clients’ brand messages in the most effective manner using their buying power to negotiate competitive rates for space and time using sophisticated consumer and media research tools. These companies offer an integrated service covering conventional media like television, print and posters as well as digital and interactive media, sponsorship, event management and TV programming. They help clients to optimise their media spending through advice on the strategic benefit of each medium (e.g., TV, print, internet, radio, etc.), and passing economies of scale in the purchasing of media time and space through to clients. The business is conducted through WPP’s subsidiaries MindShare and Mediaedge:cia. Plans to form a worldwide “WPP Media” parent company, to be called Group M, are currently being implemented.

MindShare. MindShare, formed from the merger of the media departments of J. Walter Thompson and Ogilvy & Mather, offers media planning, buying and research services for its clients, including existing J. Walter Thompson and Ogilvy & Mather clients. 2002 new business included the global Gillette account representing an estimated $600 million of new business. No single client accounted for more than 12% of

MindShare’s 2002 revenues.

Mediaedge:cia. Mediaedge:cia was formed following WPP’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. Mediaedge:cia provides integrated media planning and buying of both traditional and direct response media, and offers a range of media-related services to a client base that includes Y&R and Wunderman clients, independent clients and other agencies. 2002 new business wins included such key international wins as Chevron Texaco, Reebok, Sony Ericsson, Novel, United Airlines, DHL, NEC and Schick Wilkinson. Mediaedge:cia also includes the digital operations Outrider and The Digital Edge, and OHAL, an econometric modeling group.

Information, insight and consultancy

Information, insight and consultancy, previously information and consultancy, was re-named following the transfer of the strategic marketing consultancy businesses from Specialist Communications on 1 January 2003. Research activities include consumer, media, corporate communication and policy research, advertising research, pre-testing and tracking and evaluation of advertising and promotions, design and management of international market studies and new product development and testing.

To help optimise its worldwide research offering to clients, the Company’s separate global research and strategic marketing consultancy businesses are managed on a centralised basis under the umbrella of the Kantar Group. Kantar’s research businesses include Research International, Millward Brown, Kantar Media Research and IMRB International. The Group’s strategic marketing consultancy businesses include Management Ventures, Glendinning and The Henley Centre.

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company’s main businesses in this area are Burson-Marsteller, Hill and Knowlton, Ogilvy Public Relations Worldwide and Cohn & Wolfe.

Burson-Marsteller (BM). BM, founded in 1953, specialises in corporate and marketing communications, business-to-business, crisis management, employee relations and government relations. New business gains from both new and existing clients in 2002 include the US Treasury, Aventis, GNC, Ford, Lincoln-Mercury, Sony, Altria Groups, Accenture, Merrill Lynch, SAP, GlaxoSmithKline, US Postal Service and Astra Zeneca.

Hill and Knowlton (H&K). H&K, founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services, including corporate and financial public relations, marketing communications, crisis communications, and public affairs counseling. New business gains from both new and existing clients in 2002 include Johnson & Johnson, Kellogg, Boeing, American Express and Hewlett-Packard (with Burson-Marsteller).

Ogilvy Public Relations Worldwide (OPR). OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs, and technology. The firm has offices in key financial, governmental and media centers as well as relationships with affiliates worldwide. New business gains in 2002 include UPS in Asia, GSK/Bayer, NASDAQ, Uniden, Quicksilver, Nevada Department of Public Safety and the American Red Cross.

Cohn & Wolfe (C&W). C&W, an international public relations agency, was established in 1970 and offers marketing-related public relations for its clients, such as Hilton, Aventis, Smuckers, Danone and Visa.

Others. The Group owns a number of other companies specialising in public relations and public affairs, including BKSH, Blanc & Otus, Buchanan Communications, Finsbury, Penn, Schoen and Berland, Robinson Lerer & Montgomery, Timmons and Company and Wexler and Walker Public Policy Associates.

Branding & identity, Healthcare and Specialist communications

Branding and identity

        The Company delivers a large range of branding and identity services through its Brand Union, a co-operative group of certain of WPP’s specialist consulting brands, as well as a number of other operating subsidiaries, including Landor Associates and The Partners. These companies provide complementary services, including space planning, retail and work interiors, point-of-sale displays, marketing literature, annual reports and corporate literature, packaging and brand and corporate identity.

The Brand Union. The goal of the Brand Union, formed in 2001, is to build a group of leading consulting brands capable of meeting all the brand, identity and design needs of the world’s most demanding brand owners. It comprises a diverse portfolio of consulting and creative businesses, including Enterprise IG, Eurosem, The Clinic, Addison Corporate Marketing, BDG workfutures, BPRI, Coley Porter Bell, Dovetail, Lambie-Nairn, MJM Creative, Oakley Young, WalkerGroup/CNI and Warwicks.

Landor Associates (Landor). Landor is a leading branding consultancy and strategic design firm. Landor creates, builds and revitalises clients’ brands and helps position these brands for continued success. Landor’s branding and identity consultants, designers and researchers work with clients on a full range of branding and identity projects, including corporate identity, packaging and brand identity systems, retail design and branded environments, interactive branding and design, verbal branding and nomenclature systems, corporate literature, brand extensions and new brand development. Landor, headquartered in San Francisco, was founded in 1941.

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

- Wunderman is an integrated marketing solutions company that delivers customer relationship management services to its clients. Wunderman combines strategic consulting, data-driven and creative marketing services, the Internet, and the latest information technologies to drive and measure business results for its clients.

- KnowledgeBase Marketing (KBM) is a single source provider of integrated information-based marketing solutions to businesses in targeted high-growth industries. KBM delivers its integrated business solutions services by creating consolidated databases, and then designing, implementing and evaluating database marketing programs for clients. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

- A. Eicoff & Co specialises in targeted cable and broadcast television advertising.

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

Custom Media

The Company’s custom media businesses include Forward, a content-provider for page and screen, and Spafax, specialising in the aviation sector.

Sector marketing

The Company organises its sector marketing businesses under the following divisions: Corporate/B2B, Demographic Marketing, Employer Branding/Recruitment, Face-to-face marketing, Foodservice, Investor Relations, Sports Marketing, Real Estate and Technology. The Company’s operating businesses in this category include:

- Banner Corporation is a European marketing communications firm specialising in the technology sector.

- Mendoza Dillon specialises in advertising for the Hispanic community and provides clients with integrated marketing services in this fast-growing specialist market.

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

Media, technology and production services

The Company’s operating businesses in this category include:

- Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

- The Farm Group, headquartered in the UK, is a film and video production services company.

Manufacturing

The original business of the Company remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications. The Company’s revenues from manufacturing activities in 2002 were less than 1% of the Company total.

WPP Group plc

WPP, the parent company, develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. The parent company complements the operating companies in two distinct ways. First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations) are coordinated centrally. In property, procurement, information technology, recruitment, training and knowledge sharing, the parent company also has a significant across-the-Group part to play. Second, and increasingly, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients and our people. The parent company operates with a relatively small team of approximately 200 people at the center, predominantly based in London and New York, with some support in Hong Kong and Sao Paulo.

WPP Strategy

The Group has three strategic priorities. First, in the short term, to weather the recession. Second, in the medium term, to continue to successfully integrate the acquisitions of Young & Rubicam and Tempus. Third, to increase the share of marketing services revenues from approximately 53% where it is now on a constant currency basis (under which local currency results are translated into US dollars at a budget, or “constant”, foreign exchange rate), to two-thirds, within five to ten years; and similarly increase the share of Asia Pacific, Latin America, Africa and the Middle East revenues from 20% to one-third; and finally, to increase the share of information, insight and consultancy, direct and interactive revenues from just over one-third to 50%.

The Group has established the following financial and strategic objectives:

- To continue to raise operating margins to the levels of the best performing competition, to 13.3% in 2003 and 13.8% in 2004. In addition, the Group’s longer-term objective, beyond 2004, is to raise operating margins to 15% in the medium term and longer term up to 20%.

- To continue to increase the flexibility in the Group’s cost structure. Our success in this area proved very valuable in 2001 and 2002. Variable staff costs, freelance and consultants’ fees have fallen to approximately 5% of revenues from approximately 7% in 2000. The Group aims to rebuild this ratio again.

- To improve share owner value by optimising the investments of the Company’s cash flow across the alternatives of capital expenditure, mergers and acquisitions, dividends and share buy-backs.

- To continue to develop the role of WPP as a parent company, beyond that of a financial holding or investment company. The key added value areas that WPP has identified are human resources, property, procurement, information technology and practice development.

- To place greater emphasis on revenue growth by better positioning the Group’s portfolio in faster-growing functional and geographical areas.

        - To improve still further the quality of our creative output by stepping up training and development programs; by recruiting the finest talent from outside; by celebrating and rewarding outstanding creative success both tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

Clients

The Company’s structure of independent, autonomous companies and associates allows it to provide a comprehensive and, when appropriate,

integrated range of communications services to national, multinational and global clients and to serve their increasingly complex and diverse geographic needs. The Company serves over 330 clients in three or more service disciplines; more than 230 clients in four disciplines and over 200 clients in six or more countries. All together, the Company now serves more than 330 of the Fortune Global 500, over one-half of the NASDAQ 100, and 42 of the Fortune e-50. The Company’s ten largest clients in 2002 were American Express, AT&T, Colgate-Palmolive, Ford, GlaxoSmithKline, IBM, Nestle, Pfizer, Philip Morris, and Unilever. Together, these clients accounted for approximately 28% of the Company’s revenues in 2002. No client of the Company represents more than 9% of the Company’s aggregate revenues. The Company has maintained long-standing relationships with many of its clients, with the average length of relationship for the top 10 clients approximately 50 years.

While the operating companies owned by the Company operate separately and independently of each other, and service different clients and/or business segments, they nevertheless have the opportunity to share certain corporate resources. The potential for cross-referral of clients among the Company’s subsidiaries is significant, and increasing, as contacts and introductions between the various subsidiaries of the Company often produce new ideas for services and new client opportunities, nationally, internationally and by service functions. To enhance this process, the Company has implemented incentive plans whereby a portion of the incentive compensation for senior executives in the Group is based upon their cooperation with, and cross referrals to, other Group companies.

Acquisitions

Total initial cash consideration spent on acquisitions and investments was £167 million in 2002. WPP or its operating companies acquired or made an investment in a number of companies in 2002, including:

Advertising and Media Investment Management	Country	Branding and Identity, Healthcare and Specialist Communications	Country

Headlight Vision	UK	BEN Marketing Group	USA
Les Ouvriers du Paradis	France	Concept!	Germany
Purely Media	UK	Global Sportnet Beteiligungs	Germany
Y&R Hamburg	Germany	Inferentia	Italy
		International Presentations	UK
		Kramer	Germany

Information, Insight and Consultancy	Country	Public Relations and Public Affairs	Country

Firefly	Thailand	Era Public Relations	Taiwan
Greenfield Consulting Group	USA	Gambit	Norway
Irish Marketing Surveys Group	Ireland	H-Line Public Relations	China
MFR	France	PRAP	Japan
SMG/KRC	Poland	SAMCOR Communications	USA
		Savage & Horrigan	Australia

In the first quarter of 2003, the Group completed acquisitions or investments in Advertising and Media Investment Management, including Media Club (Italy), LG Ad (South Korea), Shanghai Advertising (China), Guye Benker Werbeaugentur (Switzerland), HHCL (UK), and Concept Media (Germany).

Government regulation

From time to time, governments, government agencies and industry self-regulatory bodies in the United States and other countries in which the Company operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, and public relations and public affairs, or otherwise affect the activities of the Company and its clients. Some of the foregoing relate to general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

In addition, there is an increasing tendency towards consideration and adoption of specific rules, prohibitions, and media restrictions, and labeling, disclosure and warning requirements, with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

        Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising and public relations and public affairs firms and their clients. Though the Company does not expect any existing, proposed or future regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

C.    Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 1,400 offices in 103 countries. The Company organises its businesses in the following areas: advertising and media investment management; information, insight and consultancy; public relations and public affairs; and branding and identity, healthcare, and specialist communications (including direct, promotion and relationship marketing). Set forth below is a listing of the Group companies operating within these business segments as at May 14, 2003.

Advertising	Media investment management
Asatsu-DK1	BJK&E5
Batey	Mediahead[2,5]
Dentsu Young & Rubicam[1,2,4]	The Digital Edge[5]
Equus/Red Cell[1]	Maximize
LGAd[1]	Mediaedge:cia
J. Walter Thompson Company	Media Insight[5]
Marsteller Advertising[4]	MindShare
Ogilvy & Mather Worldwide	Outrider[5]
Red Cell	Portland Outdoor
Y&R Advertising[4]

Information, insight & consultancy	Public relations & public affairs
The Kantar Group:	BKSH[4]
Added Value	Blanc & Otus
BPRI	Buchanan Communications
Center Partners	Burson-Marsteller[4]
Fusion 5	Chime Communications PLC[1]
Glendinning	Cohn & Wolfe[4]
The Henley Centre	Finsbury
icon brand navigation	Hill and Knowlton
IMRB International[1]	Ogilvy Public Relations Worldwide
Kantar Media Research	Penn, Schoen and Berland
AGB Group[1]	Robinson Lerer & Montgomery[4]
BMRB International	Timmons and Company
IBOPE Media Information[1]	Wexler & Walker Public Policy Associates
Mediafax
Lightspeed Research
Management Ventures
Millward Brown
Planners[1]
Research International
Ziment Group
Other marketing consultancies:
OHAL
Quadra Advisory[1]

Branding & identity	Direct, promotion & relationship marketing
CB’a*	A. Eicoff & Co	Sector marketing:
Enterprise IG*	Black Cat	Corporate/B2B
Landor Associates[4]	Brierley & Partners[1]	Brouillard
The Partners[4]	Concept!	Ogilvy Primary Contact
Addison Corporate Marketing*	Einson Freeman	Demographic marketing
BDG workfutures*	EWA	The Bravo Group[4]
The Clinic*	Good Technology[5]	The Geppetto Group
Coley Porter Bell*	The Grass Roots Group[1]	Kang & Lee[4]
Dovetail*	High Co1	The Market Segment Group[1]
Eurosem*	Imaginet	Mendoza Dillon
Lambie-Nairn*	KnowledgeBase Marketing[4]	UniWorld[1]
MJM Creative*	Mando Marketing	Employer branding/recruitment
Oakley Young*	Maxx Marketing	JWT Specialized Communications
Walker Group/CNI*	OgilvyOne Worldwide	Face-to-face marketing
Warwicks*	rmg:connect	The Event Union*
	RTC	Foodservice
Healthcare	Savatar	The Food Group
CommonHealth	syzygy[1]	Investor Relations
Feinstein Kean Healthcare	ThompsonConnect Worldwide	International Presentations
Ogilvy Healthcare	VML	Sports marketing
Shire Health Group	Wunderman[4]	Global Sportnet
Sudler & Hennessey[4]		Premiere Group
	Specialist communications	PRISM Group
	Custom media:	TWIi[3]
	Forward	Real estate
	Shine:M2	Pace
	Spafax	Technology
Banner Corporation[4]
Media and production services
Clockwork Capital[1]
DigiReels
The Farm Group[1]
Metro Group
Tyrell
WPP Knowledge Communities
The Channel
Digital Communications Group
The Exchange
The Store

[1]	Associate
[2]	Joint venture
[3]	Minority investment
[4]	A Y&R company
[5]	A Mediaedge:cia company
*	Member of The Brand Union

D.    Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned in the US (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York, NY), Argentina, Brazil, Mexico, Peru and Thailand, and a manufacturing plant is owned in the UK. Principal leased properties include office space at the following locations:

Location	Use	Approximate square footage

Worldwide Plaza, New York, NY	Ogilvy & Mather, MindShare	675,700

466 Lexington Avenue, New York, NY	J. Walter Thompson	456,100

230 Park Avenue South, New York, NY	BM, Bravo, Landor, S&H	323,400

900 North Michigan Avenue, Chicago, IL	J. Walter Thompson, OPR	198,200

233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, BM, Cohn & Wolfe	122,100

500 Woodward Avenue, Detroit, MI	J. Walter Thompson, MindShare	183,300

825 Seventh Avenue, New York, NY	Mediaedge:cia	109,800

10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	104,200

Greater London House, London, UK	Y&R Advertising, Wunderman	91,000

The Company actively manages its rental costs to revenue ratio and believes that it is still capable of achieving significant improvements in this area. With the recession, the task of eliminating under-utilised property costs continues to be a priority. At the beginning of 2002 the Group occupied approximately 14 million square feet worldwide. By the end of the year, occupancy had fallen to 13.5 million square feet or a 4% reduction. In addition, a further 1.1 million square feet or an additional 8% is expected to be eliminated by the end of 2003.

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of December 31, 2002, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £179.6 million ($289.2 million).

See Note 2 of Notes to the Company’s Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of December 31, 2002, under non-cancelable operating leases of the Company.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion is based on the Company’s audited Consolidated Financial Statements included elsewhere in the document. The Consolidated Financial Statements have been prepared in accordance with UK GAAP. See pages F-26 to F-34 of the Consolidated Financial Statements, which contain a discussion of the principal differences between UK and US GAAP relevant to the Company. Throughout this section we refer to profits before interest, taxation, fixed asset gains and write-downs in order to provide a meaningful discussion of underlying business performance. See note 28 to the Consolidated Financial Statements for a tabular reconciliation to the relevant headings under UK GAAP.

Impact of Exchange Rate Fluctuations

The Company’s reporting currency has always been the UK pound sterling. However, the Group’s significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. Its principal borrowing currencies, therefore, are US dollars, pounds sterling and euros, as these are the predominant currencies of revenues.

To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into US dollars at a budget, or “constant”, foreign exchange rate).

£295 million of the proceeds from the issuance of the £450 million of convertible bonds in April 2002 were converted into US dollars, Euros and Japanese Yen through cross-currency swap agreements with the Group’s bankers. See Item 11 of this Report for further information on these cross-currency swaps. The Group’s operating companies conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at December 31, 2002. No speculative foreign exchange trading is undertaken.

No hedging is undertaken in relation to the accounting translation of overseas balance sheets. In 2002 this resulted in an increase of £82 million (2001: decrease of £81 million) in the sterling value of share owners’ funds due to movements in exchange rates.

A.    Operating Results

Fiscal 2002 Compared with Fiscal 2001

Despite very difficult trading conditions throughout the world, the Group’s 2002 results reflect the achievement of balancing market pressure on revenues against reducing costs. Public relations and public affairs continued to be most affected by the recession. Branding and identity, healthcare and specialist communications was somewhat affected, with healthcare and direct, a part of specialist communications, being more resilient. Advertising and media investment management has been less affected than anticipated and information, insight and consultancy has continued to see some limited growth, although it has been increasingly affected by the recession. Geographically, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East were less affected by the slow-down, with the US and UK being most affected.

Revenues—Reported revenues were down almost 3% in 2002 to £3,908.3 million from £4,021.7 million in 2001. On a constant currency basis, revenue increased by almost 1% with growth in the advertising and media investment management (up 2.5%) and information, insight and consultancy (up 4%) sectors, declining revenues in public relations and public affairs (down 8%) and flat revenues in branding and identity, healthcare and specialist communications. Geographically, also in constant currency, North America and the United Kingdom declined by 2.4% and 1.3%, respectively, while Continental Europe increased by 5.3% and Asia Pacific, Latin America, Africa and the Middle East grew by 4.7%. On a like-for-like basis revenues were down almost 6%.

        Operating income—Reported operating income (including associate income) was down 44% to £302.5 million in 2002 from £546.3 million in 2001. Reported operating margins decreased from 13.6% to 7.7%, including the effect of £177.7 million of goodwill amortisation and impairment in 2002. Included in the £177.7 million is a £145.7 million impairment charge, which relates to a number of under-performing businesses principally in the information, insight and consultancy, and branding and identity, healthcare and specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. Excluding goodwill amortisation and impairment, the 2002 operating margin was 12.3%. During 2002 and 2001, the Group took measures to reduce its fixed and variable cost base in response to the global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected and were included within operating costs. These items principally comprised property rationalisation costs, severance costs and amounts written off trade receivables and other current assets. At the same time the Group has released £13.0 million in 2002 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2001. In 2001, £22.5 million of excess provisions were released in respect of acquisitions completed in 1999 and prior.

Reported operating costs including direct costs fell by almost 1%, but rose by 3% in constant currency. On a like-for-like basis, total operating and direct costs were down 4.6% on the previous year. Operating margins before short and long-term incentive payments (totaling £90 million in 2002, or over 16% of operating profit before bonuses, income from associates and taxes) decreased to 13.8% from 14.9%, reflecting stronger performance of some operating units against last year and increased provision for the LEAP senior management incentive program, due to stronger than anticipated WPP total shareholder return against the peer group. On a reported basis, the staff cost to gross margin ratio excluding severance and incentives increased to 56.9% from 56.6%. Variable staff costs as a proportion of total staff costs increased to 9.2% in 2002 from 8.2% in 2001 and, as a proportion of revenues, increased to 5.3% from 4.6%.

Fixed asset gains and write-downs—In 2001, the Group wrote down the value of certain minority investments in new media and technology by £70.8 million following the collapse in equity valuations in these sectors. 2002 has seen further declines in these technology investments, many of which are in private companies. An additional write-down of £19.9 million has been taken in 2002, mitigated by gains on asset disposals of £9.2 million. The carrying value of these investments is now written down to £19.3 million.

Interest expense—In reported currency, net interest expense (including a charge for the early adoption of Financial Reporting Standard No. 17, Retirement Benefits, or “FRS 17”), increased from £71.3 million to £86.4 million, reflecting lower cash generated from operations, the full-year impact of the increased level of acquisition activity in 2001 and share repurchases and cancellations in the current year. Interest cover on profits before goodwill amortisation and impairment, interest, taxation, and fixed asset gains and write-downs was 5.6x in 2002, compared to 7.9x in 2001.

Taxes—The Company’s tax rate on reported profits for the year ended December 31, 2002 was 50.3% compared to 30.7% in 2001. This increase is due to significant additional fixed asset impairments and write-offs in 2002, for which no tax relief is available. Excluding goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes, the tax rate was 26% in 2002, down from 27% in the previous year, reflecting the impact of further improvements in tax planning.

Net income—Net income available to ordinary share owners was £88.0 million in the year ended December 31, 2002 against £271.2 million in 2001.

Fiscal 2001 Compared with Fiscal 2000

Revenues—Reported revenues increased by 35% in 2001 to £4,021.7 million from £2,980.7 million in 2000. On a constant currency basis, the revenue increase was 33%. 2001 includes a full year of Young & Rubicam, which was acquired in October 2000. The pattern of revenue growth varied by communications services sector and regionally. By discipline, advertising and media investment management revenue increased 30.8%, information, insight and consultancy 14.4%, public relations and public affairs 49.3% and branding and identity, healthcare and specialist communications 43.1%. Regionally, North America revenue increased 32.8%, Continental Europe 46.7%, Asia Pacific, Latin America, Africa and the Middle East 33.9% and the United Kingdom 17.7%. Pro forma for the merger with Young & Rubicam constant currency revenue was up over 1%. On a like-for-like basis, adjusting for all acquisitions, revenue was down by 3%.

Operating income—Reported operating income (including associate income) rose by almost 31% to £546.3 million in 2001 from £417.4 million in 2000. Reported operating margins remained relatively flat at 14%. Operating income on a constant currency basis rose by over 30%. Reported operating costs rose by over 39% and by over 37% in constant currency. However, like-for-like total operating and direct costs were down 3.5% on the previous year. Operating margins before short and long-term incentive payments (totaling £81 million in 2001, or under 14% of operating profit before bonuses, income from associates and taxes) fell to 15% from 17%, reflecting the impact of more difficult trading conditions and of the Group’s pay-for-performance compensation strategy. On a reported basis, the staff cost to gross margin ratio, excluding severance and incentives, rose to 56.6% from 54.1%. Variable staff costs as a proportion of total staff costs decreased to 8.2% in 2001 from 12.1% in 2000 and, as a proportion of revenues, decreased to 4.6% from 6.6%, reflecting the impact of the recession in 2001. During 2001, £22.5 million of excess provisions established in respect of acquisitions completed in 1999 and prior years were released to the income statement within operating income, compared to £7.9 million in 2000. Also in 2001, there were a number of charges within operating income that, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally consisted of increased severance expenses and bad debt write-offs that were caused by the deterioration in the economic environment in the Group’s major markets.

        Fixed asset gains and write-downs—The Group wrote down fixed asset investments related to non-core minority investments in new media companies and other technology ventures by £70.8 million. Write-downs were based upon market values at December 31, 2001 for listed holdings and on valuations utilised for latest funding rounds together with latest trading information for unlisted investments. Businesses that are in financial difficulties and have ceased trading or are shortly expected to cease trading have been fully written down. The Company also recognized a net gain of £6.8 million on the disposal of investments in Singleton Group Limited, Chime Communications PLC and Symmetrical Holdings Inc.

Interest expense—In reported currency, net interest expense, including a notional charge for the early adoption of FRS 17, increased to £71.3 million from £51.7 million, reflecting increased profitability more than offset by debt acquired, the increased level of acquisition activity and share repurchases. Interest cover on profits before goodwill amortisation, interest, taxation, and fixed asset gains and write-downs was 7.9x in 2001, compared to 8.4x in 2000.

Taxes—The Company’s tax rate on reported profits for the year ended December 31, 2001 was 30.7%, compared to 30.0% in 2000. Excluding goodwill amortisation, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes, the tax rate on profits was 27%.

Net income—Net income available to ordinary share owners was £271.2 million in the year ended December 31, 2001 against £244.7 million in 2000.

B.    Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. The Company has decided to increase the dividend by 20% to 3.67p per share, taking the full year dividend to 5.40p per share for 2002 which is four and a half times covered by earnings, excluding goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. In addition, as current opportunities for cash acquisitions may be limited particularly in the US, the Company will continue to commit to repurchasing up to 2% of its share base in the open market, when market conditions are appropriate. For a breakdown of the Company’s sources and uses of cash see the “Consolidated Statements of Cash Flows” included as part of the Company’s Consolidated Financial Statements in Item 18 of this Report.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of average gross borrowing levels and debt maturities are closely monitored.

Euro bond—The Company has in issue €605 million of 6.0% bonds due 2008 and €350 million of 5.125% bonds due 2004. During 2002, the Group purchased €45 million of the 6% bonds due 2008 in the open market at a price of 94.72%. The total cost of these market purchases was €43.6 million including accrued interest. The gain recorded was €2.3 million and was included within interest income in the profit and loss account. During 2003, these bonds were resold at a price of 105.18%.

USA bond—The Company has in issue $200 million of 6.625% Notes due 2005 and $100 million of 6.875% Notes due 2008.

Revolving credit facilities—The Company’s debt is also funded by a five-year $750 million Revolving Credit Facility due September 2006. A facility of £360 million, arranged during 2001 to acquire Tempus, was cancelled in April 2002. The Company’s syndicated borrowings drawn down, predominantly in US dollars, under these arrangements averaged $388.7 million during the year at an average rate of 2.6% inclusive of margin. Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at June 30 and December 31 in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. The Group had available undrawn committed facilities of £466 million at December 31, 2002.

Interest on the Company’s borrowings, other than the bonds, is payable at a margin of between 0.4% and 0.475% over the relevant London Interbank Offered Rate (“LIBOR”). As of December 31, 2002, interest is hedged for $200 million of borrowings at the US dollar LIBOR rate of 6.22% (excluding margin costs), which matured in January 2003. Additionally, as of December 31, 2002, the Company has entered into a €400 million interest rate swap effectively converting 6% fixed rate debt to floating rate payable at EURIBOR plus a margin of 0.81% through its maturity in June 2008.

Convertible debt—In October 2000, with the purchase of Young & Rubicam, the Group acquired $287.5 million of 3% convertible bonds due January 15, 2005. At the option of the holder, the bonds are convertible into 3,272,400 WPP ADSs at a conversion price of $87.856. The bonds may be redeemed at WPP’s option on or after January 20, 2003. Additionally, under certain circumstances, holders of the bonds may have the right to require WPP to repurchase the bonds. Interest on the notes is payable on January 15 and July 15 of each year. The bonds are unsecured obligations of Young & Rubicam and are guaranteed by WPP.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible into 41,860,465 WPP ordinary shares at an initial share price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above.

There are no investor put options on any outstanding debt instruments.

Current asset investments/liquid resources—At December 31, 2002, the Group had £190.4 million (2001: £76.8 million, 2000: £Nil) of cash deposits with a maturity greater than 24 hours.

We believe that cash provided by operations and funds available under our credit facilities will be sufficient to meet the Group’s anticipated cash requirements as presently contemplated.

See note 9 to the Consolidated Financial Statements, which contains an analysis of net funds with debt analysed by year of repayment.

C.    Research and Development, Patents and Licenses

Not applicable.

D.    Trend Information

2001 and 2002 were very difficult years for the advertising and marketing services industry, with the industry declining by an estimated 2% and 1% in 2001 and 2002, respectively. We expect that 2003 will be another difficult year, but not as difficult as either 2001 or 2002. As well as geo-political issues, the major cause for concern remains the state of the world economy. However, we believe the prospects for 2004 look better, including the benefit of the ‘quadrennial factors’, such as the US presidential elections, the Athens Olympic Games and the European football championships in Portugal. We believe advertising and marketing services will grow by 3-4% in 2004, versus a flat or marginally growing market in 2003.

The Company’s budgets for 2003 have been prepared on a conservative basis, largely excluding new business particularly in advertising and media investment management. They predict broadly flat like-for-like revenues in comparison to 2002 and a stronger second half of the year relative to the first. They also indicate advertising and media investment management revenue up by 1%, counterbalanced by flat marketing services revenues. The Group uses ‘like-for-like’ comparisons, under which current year results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year, to supplement discussions of its operating trends.

Revenues for the first three months of 2003 on a reported basis were down almost 4%; however, revenues increased by over 1% compared to last year in constant currency and were flat on a like-for-like basis. Net debt at March 31, 2003 was £1,335 million, compared to £1,505 million at March 31, 2002. Average net debt in the first quarter of 2003 was £1,252 million compared to £1,227 million in 2002, at 2003 exchange rates. The Group continues to focus on its key objectives of improving operating profits and margins, increasing cost flexibility (particularly in the areas of staff and property costs), using free cash flow to enhance share owner value, continuing to develop the role of the parent company in adding value to its clients and employees, placing a greater emphasis on revenue growth by positioning its portfolio in faster growing functional and geographic areas and through practice development activities, and improving its creative quality and capabilities. The Company does not believe that there are any functional, geographic, account concentration or structural reasons that should prevent the Group from achieving operating margins of up to 13.8% by 2004. The best listed performer in the industry is or has been at margins of 15-16%.

E.    Off-Balance Sheet Arrangements

Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash, for which a new agreement was entered into by the Company with various conduit and bank purchasers effective in November 2002. This security is represented by the assignment of a pool of trade debts to a bankruptcy remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against the pool takes into account the risks that may be attached to individual debtors and the expected collection period.

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that recourse from the Group is not available in any other way.

The securitisation is accounted for under a linked presentation in accordance with UK GAAP, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet. Gross debts of £385.7 million, less non-returnable proceeds of £217.4 million are included in debtors within the Group’s working capital facilities at December 31, 2002, compared to £331.0 million of gross debts, less non-returnable proceeds of £82.5 million, at December 31, 2001. See the notes to the reconciliation to US accounting principles elsewhere in this Annual Report on Form 20-F for discussion of the accounting treatment for the securitisation under US GAAP.

F.    Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at December 31, 2002, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods:

(£m)	Total	2003	2004	2005	2006	2007	Beyond 2007
Contractual obligations:
Long-term debt[1]	1,414.0	11.5	227.4	302.3	—	420.1	452.7
Operating leases	999.5	216.1	173.2	148.0	114.6	87.5	260.1
Estimated obligations under acquisition
earnouts	237.8	73.6	75.9	20.8	36.5	29.0	2.0

Total	2,651.3	301.2	476.5	471.1	151.1	536.6	714.8

[1]	In addition to long-term debt, the Company has short-term bank loans and overdrafts at December 31, 2002 of £188.2 million.

Cash Flows

2002. As at December 31, 2002, the Group had net debt of £723 million compared with net debt of £885 million at December 31, 2001, following net cash expenditure of £281 million on acquisitions and investments (including £94 million of loan note redemptions and £82 million of earnout consideration resulting from acquisitions in prior years) and £76 million on share repurchases and cancellations.

Net debt averaged £1,343 million in 2002, up £509 million against £834 million in 2001, primarily reflecting the full-year impact of acquisitions made in 2001.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2002, operating profit before depreciation and amortisation (including impairment) was £567 million, with capital expenditure of £101 million, tax paid of £85 million, interest and similar charges paid of £78 million and other net cash inflows of £46 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £349 million. Free cash flow is calculated as profits before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets. A tabular reconciliation of free cash flow is shown below. The Company almost fulfilled its recently set objective of covering acquisition payments and share repurchases and cancellations from free cash flow.

2001. As at December 31, 2001, the Group had net debt of £885 million compared with net debt of £25 million at December 31, 2000. Net debt averaged £834 million in 2001, up £411 million against £423 million in 2000.

Cash flow remained strong as a result of increased profits and daily management of working capital. In 2001, operating profit before depreciation and amortisation was £631 million, capital expenditure of £118 million, tax paid of £78 million, interest and similar charges paid of £56 million and other net cash inflows of £115 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £494 million. This free cash flow was more than absorbed by acquisition payments and investments of £736 million, share repurchases and cancellations of £103 million and dividends of £44 million.

A tabular reconciliation of free cash flow is shown below:

	2002	2001
Operating profit	273	506
Add back:
Depreciation and amortisation,
including impairment	294	125
Plus:
Dividends received from associates	9	15
Proceeds from the issue of shares	24	69
Proceeds from sale of tangible fixed assets	10	4
Proceeds from disposal of investments	3	27
Less:
Purchase of tangible fixed assets	(101)	(118)
UK and overseas tax paid	(85)	(78)
Returns on investments and servicing of finance	(78)	(56)

Free cash flow	349	494

Capital Structure

At December 31, 2002, the Company’s capital base was comprised of 1,157,325,640 ordinary shares of 10 pence each.

Property Costs

With the recession, the task of eliminating under-utilised property costs continues to be a priority. At the beginning of 2002, the Group occupied approximately 14 million square feet worldwide. By the end of the year, occupancy had fallen to 13.5 million square feet or a 4% reduction. In addition, a further 1.1 million square feet or an additional 8% is expected to be eliminated by the end of 2003.

Inflation

As in 2001 and 2000, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at December 31, 2002.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting during the reporting period. Actual results could differ from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with UK GAAP and reconciled to US GAAP. A summary of the Group’s principal accounting policies are described in the first section of Notes to the Consolidated Financial Statements, entitled “Accounting Policies” with discussion of UK to US GAAP differences in section (ix) to Item 18. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgments and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our consolidated financial statements and notes thereto.

Goodwill and intangible fixed assets

The Company has a significant amount of goodwill and intangible fixed assets. The Company annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. Certain estimates and assumptions are made in connection with impairment testing, as described in more detail below, which could differ from future actual results of operations and cash flows. Future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

The 2002 impairment review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows derived from assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal gross domestic product (“GDP”) have been assumed for each income generating unit. £145.7 million was taken as an impairment charge in 2002 primarily reflecting accelerated amortisation of goodwill on first generation businesses which have suffered in the recession. Continuing recessionary conditions could negatively affect the ability of the underlying units to achieve their projected cash flows.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) were carried out using a 10 year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks given current economic volatility. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10 year period growth is assumed to be in line with nominal GDP.

The projections above include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s weighted average cost of capital of 8.5%.

For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. At December 31, 2002, gross goodwill of £572.3 million was subject to amortisation. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value.

The financial statements depart from the specific requirement of UK companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above and the Company’s approach is consistent with FRS 10 (Goodwill and Intangible Assets). Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2002 would have been a charge of £231.0 million (2001: £182.0 million, 2000: £27.0 million).

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. A summary of earnout related obligations included in creditors is shown in note 20 to the Consolidated Financial Statements.

WPP has also entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option. A summary of these contingent liabilities is shown in note 21 to the Consolidated Financial Statements.

Revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commissions and fees earned in respect of turnover. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement.

Advertising and media investment management arrangements may include incentive-based revenue. Incentive-base revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable. Revenue is recognised on market research contracts in proportion to the level of service performed. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses.

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have been updated by the local independent qualified actuaries to December 31, 2002.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. Actuarial calculations have been carried out using the Projected Unit Method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due.

In light of recent stock market declines and consequent poor equity investment returns, the Company has reduced its forecasted weighted average return on US pension assets from 9.1% to 7.2% and on UK pension assets from 5.8% to 5.4%. Our advisors indicate that further average cash contributions of approximately £12-£13 million per annum would be necessary to fully fund all funded pension schemes over their remaining lives, unless stock markets recover.

Deferred taxes

We record deferred tax assets and liabilities using substantially enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities. The Company then assesses the likelihood of whether future taxable income will be sufficient enough to recover the net deferred tax assets, if not a valuation allowance is established. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company will need to adjust the validation allowance.

US GAAP

The Company’s Consolidated Financial Statements included elsewhere herein have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For the year ended December 31, 2002 net income under US GAAP was £53.5 million compared with net income of £79.2 million for the same period in 2001. The corresponding figures under UK GAAP were net income of £88.0 million and £271.2 million, respectively. Share owners’ funds, (i.e. shareholders’ equity), under US GAAP at December 31, 2002 were £3,740.8 million, as compared with share owners’ funds of £3,675.6 million under UK GAAP. See pages F-26 to
F-34 of the Consolidated Financial Statements for a discussion of the principal differences between US GAAP and UK GAAP that affect the Group’s financial statements.

New Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on its results of operations and financial position.

In June 2002, Statement of Financial Accounting Standards (SFAS) No.146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) was issued. SFAS 146 requires that costs associated with exit or disposal activities, including restructuring charges, be recognised and measured initially at fair value only when the liability is incurred, and is effective for any such activities initiated after 31 December 2002. It has no effect on charges recorded for exit activities begun prior to this date. The Group does not expect that adoption of SFAS 146 will have a material impact on its consolidated results of operations or financial position.

In November 2002, Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) was issued. This interpretation elaborates on the existing disclosure accounting and reporting standards under US GAAP requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The application of FIN 45 did not result in additional disclosures in our 2002 financial statements and is not expected to have a material impact on our consolidated results of operations or financial position.

In December 2002, SFAS No.148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), was issued as an amendment of SFAS No.123, Accounting for Stock-Based Compensation. The Group has elected to continue with its current practice of applying the recognition and measurement principles of Accounting Principles Board Opinion No. 25 under US GAAP and has adopted the disclosure requirements of SFAS 148.

In January 2003, FIN No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin (ARB) No. 51. FIN 46 clarifies the application of ARB 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. The Group does not expect that when FIN 46 becomes effective that it will have to consolidate or disclose any information regarding variable interest.

The Emerging Issues Task Force (EITF) of the FASB also released interpretive guidance covering several topics that impact our business. These topics include customer relationship intangible assets acquired (EITF 02-17) and vendor rebates (EITF 02-16). The application of this guidance did not have a material impact on our consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149 Amendment to Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after 30 June 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to 15 June 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has not determined the effect, if any, that SFAS 149 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not expect that adoption of SFAS 150 will have a material impact on its consolidated results of operations or financial position.

The FASB also issued SFAS No. 143, Obligations Associated with the Retirement of Long Lived Assets, and SFAS No. 147, Acquisition of Certain Financial Institutions, during 2002. These standards are not expected to impact the Company’s financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The directors and executive officers of the Company as of May 14, 2003 are as follows:

Philip Lader, age 57: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St. James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley International, a director of RAND, Marathon Oil and AES Corporations, a Trustee of the British Museum, a member of the Council on Foreign Relations and chairman of the American Associates of the Royal Academy of Arts.

Sir Martin Sorrell, age 58: Group chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Colefax & Fowler Group plc and a member of the Nasdaq board.

Paul Richardson, age 45: Group finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, taxation, treasury, procurement and property. Previously he spent six years with the central financial team of Hanson plc. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.

Beth Axelrod, age 40: Chief talent officer. Beth Axelrod, WPP’s chief talent officer since May 2002, was appointed a director in September 2002. She is responsible for the recruitment, development, compensation and retention of WPP’s people worldwide. She leads the performance management and succession planning of WPP’s executives. Prior to WPP, she was a partner at McKinsey & Company. She co-led the consultancy’s Organisation and Leadership Practice and led the consultancy’s talent management research and client service efforts. She co-authored The War for Talent (published by Harvard Business School Press, 2001) and is a frequent speaker on talent, performance and other organisation issues. Prior to McKinsey, she worked on mergers and acquisitions for First Boston Inc in New York and London.

Howard Paster, age 58: Director. Howard Paster was appointed a director in January 2003. He was previously chairman and chief executive officer of Hill & Knowlton, Inc. He joined the WPP parent company in August 2002, overseeing WPP’s portfolio of public relations and public affairs businesses. Prior to joining Hill & Knowlton, he served as assistant to President Clinton and director of the White House Office of Legislative Affairs. He is a member of the board of trustees of Tuskegee University, president of the Little League Foundation and a member of the Council on Foreign Relations.

Jeremy Bullmore, age 73: Non-executive director. Jeremy Bullmore was appointed a director in 1988 after 33 years at J. Walter Thompson, London, the last 11 as chairman. He was chairman of the Advertising Association from 1981 to 1987 and continues to write and lecture extensively on marketing and advertising.

Esther Dyson, age 51: Non-executive director. Esther Dyson was appointed a director in 1999. She is chairman of EDventure Holdings, the pioneering US-based company involved in information technology and new media. She is an acknowledged luminary in the technology industry, highly influential in her field for the past 20 years, with a state-of-the-art knowledge of the online/information technology industry worldwide and the emerging computer markets of Central and Eastern Europe. An investor as well as an observer, she sits on the boards of IBS Group, Meetup, NewspaperDirect, Electrobug and CV-Online, among others.

Masao Inagaki, age 80: Non-executive director. Masao Inagaki was appointed a director in 1998 following WPP’s equity investment in Asatsu-DK, Japan’s third largest advertising and communications company. He founded Asatsu in 1956 and has been chairman and group chief executive officer since 1992. He is also vice president of the Japan Advertising Agencies Association.

John Jackson, age 73: Non-executive director. John Jackson was appointed a director in 1993. He is chairman or senior independent director of a number of public companies. He is non-solicitor chairman of Mishcon de Reya. He has extensive experience of a broad range of businesses, including television broadcasting, high technology industries, retailing, publishing, printing, biotechnology, electronics and pharmaceuticals.

Michael Jordan, age 66: Non-executive director. Michael Jordan was appointed a director in 2000 and had been a director of Young & Rubicam since December 1999. He is chairman and chief executive officer of EDS. He is chairman of the National Foreign Trade Council (US), a member and former chairman of the US-Japan Business Council and chairman of The United Negro College Fund. He serves on the boards of Aetna Inc and i2 Technologies, Inc. He retired as chairman and chief executive officer of the CBS Corporation in 1998 after having led one of the most comprehensive transformations of a major US corporation.

David H Komansky, age 63: Non-executive director. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on April 28, 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as vice chairman of the Board of directors of the New York Stock Exchange, as a director of Schering-Plough Corp, and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Boards of New York Presbyterian Hospital, the American Museum of Natural History, the National Academy Foundation and the New York City Police Foundation.

Christopher Mackenzie, age 48: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is chief executive of Equilibrium, a London-based financial advisory partnership, and Executive Chairman of Brunswick Capital, Russia’s leading investment bank and non-bank financial services group. He is also a Board member of ALJ, Saudi Arabia’s largest non-governmental industrial group. He was previously president and CEO of Trizec Properties and company officer of GE, heading GE Capital’s international business development.

        Stanley (Bud) Morten, age 59: Non-executive director. Bud Morten was appointed a director in 1991. He is a private investor with a focus on companies in the genomics sector of the biotechnology industry. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc in New York. He is a non-executive director of Register.com Inc, a NASDAQ-listed company.

John Quelch, age 51: Non-executive director. John Quelch was appointed a director in February 1988. John Quelch is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. Professor Quelch is an expert on global business practice in emerging as well as developed markets, international marketing and human resource management, the role of the multinational corporation and the nation state, and issues at the interface of business management, public policy and society. He was a founding non-executive director of Reebok International Ltd and has served as a non-executive director of three other listed companies in the US and the UK.

The following also served as directors during 2002:

Eric Salama served as an executive director during the year and retired from the Board in October 2002 to take up his appointment as chairman and chief executive officer of Kantar, the Group’s Information, insight & consultancy businesses.

Brian Brooks served as an executive director during the year and resigned in September 2002.

Warren Hellman and Sir Christopher Lewinton served as non-executive directors during the year and retired in January 2003.

Terms of Directors and Executive Officers

The Company’s Articles of Association provide that a director appointed since the last Annual General Meeting, or who has held office for more than 30 months since his election or re-election by the Company in general meeting (whether annual or extraordinary) shall retire from office but shall be eligible for re-election. The Board has also decided that those directors who are aged 70 or over on the date of the Notice of Annual General Meeting will retire from office at the forthcoming Annual General Meeting but shall be eligible for re-election. The following directors, whether under the Articles of Association of the Company or otherwise, will retire from office but shall be eligible for re-election at the forthcoming Annual General Meeting:

-  Appointed since the last Annual General Meeting — Beth Axelrod, Howard Paster and David H Komansky.

-  Now aged 70 or over — Masao Inagaki, Jeremy Bullmore (also on the Board for 15 years) and John Jackson (also on the Board for 10 years).

-  Directors for more than nine years — Bud Morten (12 years) and John Quelch (15 years).

-  Retiring by rotation — Esther Dyson, Paul Richardson, Christopher Mackenzie and Michael Jordan.

The directors may from time to time appoint any other person to be a director. Any director so appointed shall hold office only until the next Annual General Meeting following his appointment when he shall retire but shall be eligible for re-election at that meeting.

B. Compensation

Directors’ remuneration and interests

The following information on directors’ remuneration and interests is presented in accordance with UK reporting requirements.

Non-executive directors

Remuneration for non-executive directors consists of fees for their services in connection with Board and Board committee meetings and, where appropriate, for devoting additional time and expertise for the benefit of the Group in a wider capacity. Non-executive directors do not participate in the Company’s pension plans, share option or other incentive plans. Non-executive directors may receive a part of their fees in ordinary shares of the Company. For technical reasons, these may be delivered in the form of options exercisable, at par value, on completion of the non-executive directors’ services.

Each of the following non-executive directors have been appointed for terms of three years respectively: Philip Lader; Jeremy Bullmore; Esther Dyson; John Jackson; David Komansky; Christopher Mackenzie; Bud Morten; John Quelch and Masao Inagaki. Michael Jordan has been appointed for a term of two years.

For the fiscal year ended December 31, 2002 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £4,341,936. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award.

The sum of £461,785 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Directors’ remuneration

        The compensation of all executive directors is determined by the Compensation committee of the Board (`the Compensation committee’) which is comprised of non-executive directors whom the Company considers to be independent and who are independent under NASDAQ’s rules.

The Compensation committee regularly consults with Group executives, particularly the Group chief executive (Sir Martin Sorrell) and the Group chief talent officer (Beth Axelrod). The committee appointed Deloitte & Touche as advisors and received material assistance from that firm’s Executive Compensation Consulting Practice. Deloitte & Touche are also engaged as the external auditors to the Company. As such the appointment as remuneration advisors is also subject to, and has received, pre-approval by the Audit committee. Information on other services provided by Deloitte & Touche is given in Item 16C of this report. Arthur Andersen provided the same services to the committee during part of the year. Advice on the remuneration of the chairman and the non-executive directors was provided by the same advisors to the Board and not to the committee.

Remuneration of the directors was as follows:

Pension contributions

		Salary and fees	Other[7] benefits	Short- term incentive plans (annual bonus)[2]	Restricted share award	2002 Total	2001 Total	2002 Total	2001 Total

	Location	£000	£000	£000	£000	£000	£000	£000	£000

Chairman
P Lader[5]	USA	200	—	—	—	200	151	—	—

Executive directors
M S Sorrell[2,3,5]	UK	839	24	—	731	1,594	873	336	339
B L Axelrod[1,5,8]	USA	244	40	66	—	350	—	—	—
B J Brooks[1,5]	USA	329	5	—	—	334	236	33	25
P W G Richardson[5,6]	UK	335	60	100	—	495	346	33	33
E R Salama[1]	UK	255	21	64	—	340	194	26	17

Non-executive directors
J J D Bullmore[4]	UK	76	12	—	—	88	77	—	—
E Dyson[5]	USA	28	—	—	—	28	29	—	—
F W Hellman[1,5]	USA	28	—	—	—	28	29	—	—
M Inagaki[4]	Japan	—	—	—	—	—	—	—	—
J B H Jackson	UK	30	—	—	—	30	30	—	—
M H Jordan[5]	USA	28	—	—	—	28	29	—	—
C Lewinton[1,5]	USA	25	—	—	—	25	25	—	—
C Mackenzie	UK	25	—	—	—	25	25	—	—
S W Morten[5]	USA	33	—	—	—	33	34	—	—
J A Quelch[4,5]	USA	54	33	—	—	87	93	—	—

Total remuneration		2,529	195	230	731	3,685	2,171	428	414

Notes

1Brian Brooks resigned and Beth Axelrod was appointed a director in September 2002, having commenced her duties in May 2002. Eric Salama retired from the Board in October 2002 to take up his appointment as chairman and chief executive officer of Kantar in January 2003. Sir Christopher Lewinton and Warren Hellman retired from the Board in January 2003. All amounts shown above constitute the total amounts which the respective director received during 2002 and for the annual bonus in respect of 2002 but received in 2003.

2 Amounts paid in 2003 in respect of bonus entitlements for 2002. Sir Martin Sorrell and JMS Financial Services Limited (‘JMS’) declined their respective cash bonuses for the year ended 31 December 2002 and instead agreed with the Compensation committee an award of restricted shares. The restricted shares will be deliverable from the Company’s ESOP no earlier than May 2005 (save in limited circumstances) and prior thereto will be subject to forfeiture in certain circumstances.

3 The amount of salary and fees comprise the fees payable under the UK Agreement with JMS and the salary payable under the US Agreement referred to elsewhere in Item 6.

4 In addition to fees paid to them in 2002 as non-executive directors of the Company additional fees were received by Jeremy Bullmore £51,000 and John Quelch £26,000. Masao Inagaki is a director and chairman of Asatsu-DK.

5 All amounts payable in US dollars have been converted into £ sterling at $1.5036 to £1. The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in £ sterling.

6 Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.

7 Other benefits include healthcare, life assurance and allowances for cars, housing and club memberships.

8 Additional information concerning Beth Axelrod’s service agreement and arrangements are referred to elsewhere in Item 6.

Share Options

Other than as referred to below, no director was granted options over ordinary shares or ADSs in 2002 and as at May 14, 2003 no director had any options outstanding and unexercised.

	Grant/ award date	Exercise price	At 1 Jan 2002 (number shares)	Granted (lapsed) 2002 (number shares)	Exercised 2002 (shares)	Share price on exercise	Date: earliest exercise	Date of expiry	At 31 Dec 2002 (number shares)	Share price at 31 Dec 2002 (12 months high/low)

M S Sorrell	Apr 1993	52.5p	1,571,190	—	—	n/a	Apr 96	Dec 03	1,571,190	475p (811p/391p	)
	Apr 1994	115p	577,391	—	—	n/a	Mar 04	Mar 04	577,391	475p (811p/391p	)

The two awards shown in respect of Sir Martin Sorrell, relate to phantom option awards made to JMS in 1993 and 1994 (see note 3 in ordinary shares table above). The award made in 1993 was in respect of 2,196,190 phantom options. JMS exercised 625,000 of the 1993 phantom options in 1997, leaving the current balance of 1,571,190 unexercised. As noted above the exercise period for the 2003 phantom option has been extended until 31 December 2003 and JMS has agreed not to exercise the 1994 phantom options before March 2004, subject to the further extension to be sought at the Annual General Meeting (see note 3 in ordinary shares table above) and subject also to good leaver and change of control provisions. Further details are given elsewhere in Item 6.

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

The Company’s approach to utilising share options within the overall remuneration policy is discussed elsewhere in Item 6.

Other long-term incentive plan awards

Long-term incentive plan awards granted to directors comprise the Performance Share Plan (PSP) and the WPP Leadership Equity Acquisition Plan (LEAP). The operation of the PSP and LEAP are described elsewhere in Item 6. Sir Martin Sorrell also has awards under the Notional Share Award Plan (NSAP) and Capital Investment Plan (CIP), which were granted in 1994 and Beth Axelrod has a Restricted Stock Award granted in 2002.

Performance Share Plan awards to directors1

	Grant Date	Share price on grant date (p)	At 1 Jan. 2002 (no. of shares)	Granted (lapsed) 2002 (no. of shares)[2]	Performance period ends	Vested 2002 (no. of shares)	Share price on vesting date (p)	At 31 Dec. 2002 (no. of shares)	Value received from vested awards (£)

B L Axelrod	02-Sep-02	473.0	—	38,402	31-Dec-03	—	n/a	38,402	n/a
	18-Sep-02	421.0	—	52,645	31-Dec-04	—	n/a	52,645	n/a

B J Brooks	21-Feb-97	249.5	15,050	142	31-Dec-99	(15,192)	775	—	117,738
	04-Mar-98	303.0	23,364	(11,572)	31-Dec-00	(11,792)	775	—	91,388
	22-Sep-99	568.5	50,623	(29,177)	31-Dec-01	(21,446)	775	—	166,207
	29-Feb-00	1,221.5	32,185	(32,185)	31-Dec-02	—	n/a	—	n/a
	28-Feb-01	812.0	24,225	(24,225)	31-Dec-03	—	n/a	—	n/a

P W G Richardson	21-Feb-97	249.5	16,796	159	31-Dec-99	(16,955)	775	—	131,401
	04-Mar-98	303.0	27,756	262	31-Dec-00	(14,009)	775	14,009	108,570
	22-Sep-99	568.5	65,944	(10,070)	31-Dec-01	(27,937)	775	27,937	216,512
	29-Feb-00	1,221.5	36,765	—	31-Dec-02	—	n/a	36,765	n/a
	28-Feb-01	812.0	34,284	—	31-Dec-03	—	n/a	34,284	n/a
	18-Sep-02	421.0	—	44,617	31-Dec-04	—	n/a	44,617	n/a

E R Salama	21-Feb-97	249.5	13,997	132	31-Dec-99	(14,129)	775	—	109,500
	04-Mar-98	303.0	23,130	218	31-Dec-00	(11,674)	775	11,674	90,474
	22-Sep-99	568.5	48,359	(7,384)	31-Dec-01	(20,487)	775	20,488	158,774
	29-Feb-00	1,221.5	26,961	—	31-Dec-02	—	n/a	26,961	n/a
	28-Feb-01	812.0	19,832	—	31-Dec-03	—	n/a	19,832	n/a
	18-Sep-02	421.0	—	35,007	31-Dec-04	—	n/a	35,007	n/a

M S Sorrell[3]	22-Sep-99	568.5	219,812	(35,565)	31-Dec-01	—	n/a	184,247	n/a
	29-Feb-00	1,221.5	137,255	—	31-Dec-02	—	n/a	137,255	n/a
	28-Feb-01	812.0	88,611	—	31-Dec-03	—	n/a	88,611	n/a
	18-Sep-02	421.0	—	115,319	31-Dec-04	—	n/a	115,319	n/a

Notes

1Performance conditions: The performance condition relates WPP’s Total Shareholder Return (TSR) to the TSR results for a comparator group of global marketing services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels, awards vest on a sliding scale according to TSR performance. Details of the comparator groups which apply in respect of different awards are as follows (for companies which subsequently delisted, the date of delisting is shown in brackets).

(i)  For 2002 awards: Aegis Communications Group, Cordiant Communications, Grey Global Group, Havas Advertising, Omnicom, Publicis, Taylor Nelson Sofres and The Interpublic Group of Companies (IPG).

(ii)  For 2001 awards, in addition to those listed at (i): True North Communications (delisted June 2002).

(iii)  For 2000 awards, in addition to those listed at (i) and (ii): AC Nielsen (delisted February 2001), Saatchi & Saatchi (delisted September 2000) and Young & Rubicam

(delisted October 2000).

(iv)  For 1999 awards, in addition to those listed at (i) to (iii) above: Nielsen Media Research (delisted October 1999) and Snyder Communications (delisted September 2000). A full description of the PSP and the TSR calculation, including the treatment of comparator companies which have delisted during the performance period is set out elsewhere in Item 6.

2Includes dividends received, in respect of restricted stock where the performance conditions have been satisfied, reinvested in the acquisition of further ordinary shares or ADSs.

3Sir Martin Sorrell deferred the vesting of 93,123 shares due to vest in 2002 and 93,812 shares due to vest in 2003 which would otherwise have been due to him under the

Performance Share Plan.

Leadership Equity Acquisition Plan1

								Option element		Bonus element
Name	Grant/award date	Share units (ADRs/ Ords)		Number of matching units at 01.01.02	Granted (lapsed) 2002 (units)	Number of matching units at 31.12.02	Exercise price (per unit)	Earliest exercise	Expiry[2]	Value at grant date (per unit)	Qualifying period ends

B L Axelrod[6]	02.09.02	(ADRs	)	—	76,500	76,500	$36.98	01.02.07	01.04.07	$36.98	01.01.07
B J Brooks	23.12.99	(ADRs	)	54,520	(54,520)	—	n/a	n/a	n/a	$52.84	n/a
	07.09.01	(ADRs	)	15,480	(15,480)	—	n/a	n/a	n/a	$46.50	n/a
P W G Richardson[3]	23.12.99	(Ords	)	299,030	—	299,030	£6.335	22.10.04	31.12.04	£6.335	22.09.04
	01.11.00	(Ords	)	179,418	—	179,418	£9.25	22.10.04	31.12.04	£9.25	22.09.04
E R Salama[5]	23.12.99	(Ords	)	272,645	—	272,645	£6.335	22.10.04	31.12.04	£6.335	22.09.04
	07.09.01	(Ords	)	77,355	—	77,355	£6.495	02.06.06	31.12.06	£6.495	02.05.06
M S Sorrell[4]	23.12.99	(Ords	)	5,369,070	—	5,369,070	£6.335	22.10.04	31.12.04	£6.335	22.09.04

Notes

1Form of award: LEAP participants are required to commit personal capital to the plan throughout the Investment Period. They are entitled to receive a maximum award of five shares for every Investment Share committed to the plan, subject to WPP TSR performance. Each LEAP unit is comprised of two separate elements: (i) a market value option over one share (ordinary or ADS); and (ii) a bonus unit, with a value equal to the lower of the exercise price of the option and the share/ADS price on the date payment is made. Both parts of the award are subject to the same performance and investment conditions. The bonus element and option element together are intended to deliver value equivalent to a free matching share. The number of share units noted in the table refers to the maximum number of shares (ADSs or ordinary) which may vest in respect of a particular award. Performance conditions: A full description of LEAP is provided elsewhere in Item 6. All awards shown in the above table, with the exception of the second award made to Eric Salama and Beth Axelrod’s arrangements, are dependent on WPP’s TSR performance against a comparator group over the five-year period 1 January 1999 – 31 December 2003; maintenance of a participant’s holding of Investment Shares and continued employment throughout the Performance Period. The comparator group is comprised of Aegis, Cordiant, Grey Advertising, Havas Advertising, The Interpublic Group of Companies, AC Nielsen, Nielsen Media Research, Omnicom Group, Publicis, Saatchi & Saatchi, Snyder Communications, Taylor Nelson Sofres, True North Communications, WPP and Young & Rubicam. The TSR calculation, and the treatment of comparator companies which have delisted during the performance period are set out elsewhere in Item 6 respectively.

2To the extent that the performance conditions are satisfied, the option becomes exercisable for a three month period following the end of the Investment Period, the first and last dates of which are shown above. In accordance with US GAAP, any option not previously exercised may become exercisable, with no restriction other than continued employment with the Group for a period of six weeks prior to the tenth anniversary of grant, when it will expire.

3Paul Richardson’s award made in November 2000 is subject to a maximum match of three shares.

4The number of Sir Martin Sorrell’s matching shares includes those attributable to JMS.

5The award to Eric Salama granted in September 2001 is subject to a Performance Period which runs from 1 January 2001 to 31 December 2005, and the comparator group for this award is comprised of: Aegis, Cordiant, Grey, Havas, IPG, Omnicom, Publicis, Taylor Nelson Sofres, True North and WPP.

6As explained elsewhere in Item 6, the award made to Beth Axelrod was made under special arrangements, on similar terms as LEAP, approved by the Compensation committee in contemplation of her appointment. The award is subject to a reduced level of match (i.e., without the minimum half-share), and has been made in tandem with an award of Restricted Stock. The Performance Period for the award is the five-year period 1 January 2002 to 31 December 2006. The comparator group for the purposes of the TSR measurement is comprised of Aegis, Cordiant, Grey, Havas, IPG, Omnicom, Publicis, Taylor Nelson Sofres, True North and WPP.

NSAP and CIP: Awards to JMS and Sir Martin Sorrell

	Grant date	Share price on grant date	At 01.01.02 (no. of shares)	Granted (lapsed) 2002 (no. of shares)	Qualifying/ Performance period ends	Vested 2002 (no. of shares)	Share price on vesting date	At 31.12.02 (no. of shares)	Value received from vested awards

NSAP[1]	04.09.94	120p	1,754,520	—	30.09.04	—	—	1,754,520	—

CIP[1]	04.09.94	120p	4,691,392	—	30.09.04	—	—	4,691,392	—

Notes

1These awards represent the number of shares, or cash equivalent of shares, which vest under the CIP and the NSAP. Details of these plans are set out elsewhere in Item 6. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended until September 2004, subject to good leaver, change of control and other specified provisions, when the awards vest. Consequently their value cannot be established until that time. Under arrangements made with Sir Martin Sorrell relating to the payment on his behalf of US withholding tax under the CIP and pension payments made under the US Agreement (discussed elsewhere in Item 6), WPP Group USA Inc had made payments of which the maximum amount outstanding during the year was $567,000. This amount was repaid in full prior to 31 December 2002 and the arrangement has ceased.

Special Restricted Stock Award to Beth Axelrod

								Option element		Bonus element
Name	Grant/award date	Share units (ADRs/ Ords)		Number of units at 01.01.02	Granted (lapsed) 2002 (units)	Number of units at 31.12.02	Exercise price (per unit)	Earliest exercise	Expiry	Value at grant date (per unit)	Qualifying period ends

B L Axelrod	02.09.02	(ADRs	)	—	8,500	8,500	$36.98	01.02.07	01.04.07	$36.98	01.01.07

Under arrangements to facilitate her recruitment, Beth Axelrod has been made a special award of restricted stock. As explained elsewhere in Item 6, this award is made in tandem with her LEAP award. The award of restricted stock is subject to continued employment with the Group without any further performance condition, except that it will lapse to the extent that the participant’s investment requirement under the LEAP award is not met. In addition, if her employment ceases other than by resignation or termination for cause, the award will be reduced pro-rata according to the proportion of the vesting period which has elapsed when employment ceases. The restricted stock award is made in the same form as LEAP awards referred to elsewhere in Item 6.

Other contract provisions relating to Sir Martin Sorrell

Sir Martin Sorrell’s services to the Group outside the US are provided by JMS and he is directly employed by WPP Group USA, Inc for his activities in the US. Taken together, the agreement with JMS (‘the UK Agreement’) and the agreement with Sir Martin directly (‘the US Agreement’) provide for the following remuneration all of which is disclosed elsewhere in Item 6:

- annual salary and fees of £839,000;

- annual pension contributions of £336,000;

- short-term incentive (annual bonus) of 100% of annual salary and fees at target and up to 200% at maximum;

- the Leadership Equity Acquisition Plan; and

- the Performance Share Plan.

The Board intends to propose a resolution at the Annual General Meeting under which the periods during which the 1993 and 1994 phantom options can be exercised would be extended for a period of three years, but would otherwise continue to be held on identical terms as at present. In the interim, the Compensation committee has agreed to extend the period during which the 1993 phantom options may otherwise be exercised until December 31, 2003.

Details of the phantom options granted to JMS are set out elsewhere in Item 6. No further phantom options have been or will be granted to JMS or to Sir Martin Sorrell.

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

Sir Martin Sorrell agreed to defer entitlement to the 4,691,392 Performance Shares which he would otherwise have been able to acquire in September 1999, subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under LEAP. Accordingly, subject to the provisions of the CIP, the rights to acquire the Performance Shares may be exercised in the period September 30, 2004 to December 31, 2004. These Performance Shares were acquired by an ESOP in 1994 at a total cost of approximately £5.5 million.

JMS has agreed, subject as referred to above, to defer its interest under the NSAP on a similar basis to that on which the Group chief executive has agreed to defer his interest under the CIP. Accordingly, subject to the provisions of the NSAP, JMS’s right to receive a sum under the NSAP may be exercised in the period September 30, 2004 to December 31, 2004 and will be calculated by reference to the average price of a WPP share for the five dealing days before JMS’s right under the NSAP is exercised. The NSAP relates to 1,754,520 notional WPP shares.

Awards made to the Group chief executive or JMS under the CIP; the NSAP and the phantom options, become immediately exercisable on a change of control. Under these plans, ‘change of control’ is defined as the acquisition by a person or persons of more than 20% of the issued share capital of WPP where this is followed within 12 months by the appointment of a director with neither the Group chief executive’s nor JMS’s approval.

The rights of the Group chief executive and JMS respectively under the CIP and the NSAP are dependent on Sir Martin Sorrell remaining interested until September 2004 in 747,252 shares acquired in September 1994.

Compensation of executive officers

The information comprised in the following four tables sets out the compensation details for the Group chief executive and each of the other five most highly compensated executive officers of the Group or its operating companies as at December 31, 2002. The information is in addition to the disclosure required under UK legislation and regulations.

This information covers compensation for services rendered in all capacities and paid in each of the two calendar years ended December 31, 2002 and 2001. Incentive compensation paid in 2003 for performance in 2002 and previous years, is not included in these tables. The bonus payments referred to below are payments made in 2002 and 2001 under the short-term incentive awards for performance in 2001 and 2000 respectively.

2002 executive remuneration

						Long-term compensation
	Principal position	Year	Salary $000	Bonus[1] $000	Other annual compensation[2] $000	Share options, SARs and phantom ADS[3] Number	Restricted ADS[5] Number		LTIP Cash payments $000	All other compensation[4] $000
M S Sorrell	Group chief executive	2002	1,261	—	36	—	23,064	[6]	—	505
	WPP Group	2001	1,223	1,875	35	—	17,722		—	490
S Lazarus	Chairman/
	Chief executive officer
	Ogilvy & Mather	2002	850	925	36	82,831	36,267		333	1,445
	Worldwide	2001	850	775	57	70,661	49,688		315	128
P Schweitzer	President/
	Chief executive officer
	J. Walter Thompson	2002	750	—	51	39,548	4,830		276	352
	Company	2001	733	325	54	28,265	4,168		253	88
M J Dolan[7]	Chief executive officer	2002	800	—	18	24,096	—		—	13
	Young & Rubicam Inc	2001	800	800	19	22,612	—		—	13
I Gotlieb	Chairman/
	Chief executive officer	2002	750	300	21	45,180	6,562		375	38
	MindShare	2001	750	625	21	—	—		—	32
H Paster	Executive vice president
	Public relations &	2002	700	—	16	18,072	1,996		114	12
	Public affairs	2001	550	350	17	16,959	1,846		112	23

Notes

[1]	Represents short-term incentive awards paid during calendar years 2002 and 2001 in respect of the prior year’s incentive plans.
[2]	Includes the value of company cars, club memberships, executive health and other benefits and supplemental executive life insurance.
[3]	As used in this report, the term ‘phantom shares’ (as used in the UK) and the term ‘free-standing SARs’ (as used in the US) are interchangeable.
[4]	Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements. In relation to Shelly Lazarus this includes a special award to the sum of $797,000.
[5]	Includes awards of restricted stock under the PSP and LTIP programs. Matching shares which could vest under LEAP are not included in this table, but are referred to elsewhere in Item 6.
[6]	This represents Sir Martin Sorrell’s Performance Share Plan award, expressed in ADSs. The award is denominated in ordinary shares.
[7]	In 2001, Mr. Dolan also received $800,000 as a stay bonus under a previous service agreement and an additional payment of $4.2 million in respect of the change of control provisions included in that agreement, in satisfaction of rights granted to him under the Young & Rubicam Change of Control Severance Plan adopted in December 1999 and prior to the merger between the Company and Young & Rubicam taking place. Michael Dolan resigned in May 2003.

Options granted in 2002

					Potential reaslisable value at assumed annual
		% of total options granted by Company in 2002			rates of stock price appreciation for option term
	Stock options granted (number of ADSs)		Exercise price ($ per ADS)		0%	5%	10%
				Expiry date	$	$	$
M S Sorrell	—	—	—	—	—	—	—
S Lazarus	82,831	2.3%	$32.20	19-Sep-2012	—	1,729,453	4,382,775
P Schweitzer	30,120	0.8%	$32.20	19-Sep-2012	—	628,885	1,593,717
	9,428	0.3%	$53.03	31-May-2012	—	314,427	796,818
M J Dolan	24,096	0.7%	$32.20	19-Sep-2012	—	503,108	1,274,974
I Gotlieb	45,180	1.2%	$32.20	19-Sep-2012	—	943,327	2,390,575
H Paster	18,072	0.5%	$32.20	19-Sep-2012	—	377,331	956,230

All options granted to executives in this table are exercisable three years from the grant date and expire ten years from the grant date.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

			Number of ordinary shares underlying unexercised share options, SARs and phantom stocks at year-end		Value of unexercised in-the-money stock options, SARs and phantom stocks at year-end ($)[1]
	Ordinary shares acquired on exercise	Market value at exercise date ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
M S Sorrell	—	—	1,571,190	577,391	10,674,979	3,341,910
S Lazarus	—	—	810,231	846,495	2,529,675	564,302
P Schweitzer	—	—	70,191	512,200	126,532	742,648
M J Dolan	—	—	3,385,360	233,540	9,145,237	169,299
I Gotlieb	—	—	484,130	225,900	—	211,442
H Paster	—	—	383,569	218,625	1,312,664	126,974

Notes

[1]	The value is calculated by subtracting the exercise price from the fair market value of the Company’s ordinary shares on 31 December 2002, namely £4.745 or the value of the Company’s ADSs, namely $37.88 and using an exchange rate of $1.61 to £1.

Long-term incentive plan grants in 20021

	Performance period	Threshold $	Target $	Maximum $
M S Sorrell	n/a	n/a	n/a	n/a
S Lazarus	2002-2004	—	650,000	975,000
P Schweitzer	2002-2004	—	700,000	1,050,000
M J Dolan	2002-2004	—	500,000	750,000
I Gotlieb	2002-2004	—	750,000	1,125,000
H Paster	2002-2004	—	275,000	412,500

Notes

[1]	An award of 115,319 units under the Performance Share Plan was made to Sir Martin Sorrell during 2002. Each unit is analogous to an ordinary share of WPP Group plc. Details of this award are referred to elsewhere in Item 6.

C.    Board Practices

Information regarding the expiration of the current term of each director and the period during which such director has served is set forth in Item 6A.

Compensation committee

The Company’s Compensation committee has disclosed to WPP’s share owners details of its remuneration policies for senior employees. These are summarized as follows:

Scope of Compensation committee

During the year, the Compensation committee comprised the chairman of the Company (Philip Lader;) and non-executive directors, considered by the Board to be independent, other than John Quelch who ceased to be a member in the course of the year. The following directors served on the committee during the year and took decisions in respect of the year:

■	S W Morten (chairman of the committee);
■	C Mackenzie;
■	P Lader (appointed April 2002); and
■	J A Quelch (retired April 2002).

No current member of the committee has any personal financial interest, other than as a share owner, in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the Group’s businesses.

The Compensation committee regularly consults with Group executives, particularly the Group chief executive (Sir Martin Sorrell) and the Group chief talent officer (Beth Axelrod). The committee received material assistance from Deloitte & Touche’s Executive Compensation Consulting Practice and Arthur Andersen. See further discussion in the Director’s remuneration section of Item 6.

Advice is received by the committee on a wide range of relevant issues including:

-	assessment of competitive compensation practices and determination of competitive positioning;
-	base salary levels;
-	annual and long-term incentive awards;
-	policy and grants relating to WPP share ownership (in this report referred to as ‘WPP stock’);
-	pensions and executive benefits;
-	contract terms for executives; and
-	governance issues relating to compensation or the role of the committee.

The Compensation committee determines awards under annual and long-term incentive plans and awards of WPP stock under a number of plans for Group employees.

The Compensation committee determines the remuneration of the Group chief executive, a summary of which is set out elsewhere in Item 6, on the basis of a comparison with the chief executives of other global, multi-agency communications companies, including the Omnicom Group (Omnicom) and The Interpublic Group (IPG). The remuneration, stock incentive arrangements and benefits of the other executive directors, are based on comparable positions in multinational companies of a similar size and complexity.

The Compensation committee is also responsible for reviewing the terms of employment of executive directors and senior executives of the operating companies including the terms of any termination arrangements of any of these people.

Executive remuneration

The principal elements of executive remuneration for the current year and, subject to review, for future years, comprise the following:

-	base salaries (fixed);
-	annual incentives (variable);
-	long-term incentives (variable); and
-	pension, life assurance, health and disability and other benefits (fixed).

Base salary

The salary is based on individual performance and by reference to the market median for similar positions in directly comparable companies as well as taking into account comprehensive market survey information. In the case of the parent company, this includes other global communication services companies such as IPG and Omnicom. For J. Walter Thompson Company, Ogilvy & Mather Worldwide and Young & Rubicam, the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are set within a range of 15% above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

Salary levels for executives are reviewed at least every 18 or 24 months, depending on the level of base salary. Executive salary adjustments are made by the committee following consultation where appropriate with the Group chief executive, the Group chief talent officer and the chief executive officer of each operating company.

Annual performance bonus

The annual performance bonus is paid under plans established for each operating company and for executives of the parent company. Challenging performance goals are established and these must be achieved before any bonus becomes payable.

In the case of the Group chief executive and other parent company directors and executives, the total amount of annual performance bonus payable is based on the achievement of Group operating profit and operating cash flow targets. Additional targets may also be imposed on the awards to individual directors and executives. These are determined by the Compensation committee following detailed analysis with the Group chief executive and the Group chief talent officer. In the case of each operating company, operating profit, operating profit margin targets and staff cost ratios are agreed each year with the Group chief executive and approved by the committee.

Within the limits of annual incentive funds available in respect of each operating company, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria, including:

-	operating profit;
-	profit margin;
-	staff costs to revenue or gross margin; and
-	conducting talent reviews, succession planning and other key strategic goals, established annually.

In each case, the annual incentive objectives relate to the participant’s own operating company, division, client or functional responsibility.

Each executive’s annual incentive opportunity is defined at a ‘target’ level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target. The target level for the Group chief executive is 100% of base fee/salary and the maximum level is 200%. For other Group executive directors the target is 50% of base salary and the maximum is 75%. Those eligible to receive an annual performance bonus, may, subject to satisfying specific conditions, elect to defer their bonus for four years, converting it into an award of shares. The value of this share award is equal to 125% of the bonus that would otherwise have been received earlier had it been taken in cash.

Long-term incentives

Long-term incentives, including stock awards, comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 2002, approximately 1,500 of those executives participated in some form of performance-related long-term incentive program.

The committee reviews each year the operation of the Group’s long-term incentive programs to ensure that the performance measures and levels of reward are appropriate and competitive.

Any long-term incentive program in which an executive director is entitled to participate is subject to performance conditions with the exception of one deferred share award made to Beth Axelrod on her appointment as Group chief talent officer (but prior to her appointment to the Board) as discussed elsewhere in Item 6.

Parent company: Performance Share Plan (PSP). Annual grants of WPP performance shares are made to all executive directors and other senior executives in the parent company. For awards currently outstanding, the value of each performance share is equivalent to one WPP share and the number of shares vesting over each three-year performance period is dependent on the growth of WPP’s total shareholder return (TSR) relative to the growth of TSR of a comparator group of major publicly traded marketing services companies on the basis that this is the best indicator of value creation for share owners. References to total shareholder return, as used herein, mean the percentage change in the share price over the performance period, taking into account dividends reinvested, and is calculated using external data sources, such as Datastream or Bloomberg and using an appropriate and recognized methodology. At median performance, 50% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company. The peer companies in respect of awards made in 2002 comprise Aegis, Cordiant, Grey Global, Havas Advertising, IPG, Omnicom, Publicis and Taylor Nelson Sofres.

Over the 2000-2002 performance period, WPP’s performance ranked fourth among the peer group companies. Contingent grants of performance shares for the 2001-2003 and 2002-2004 periods range from 25% to 100% of base salary.

Operating companies: Long-term incentive plans. Senior executives of most Group operating companies participate in their respective company’s long-term incentive plans, which historically have provided awards in cash and restricted WPP stock based on the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis with awards paid in March 2003 under the 2000-2002 long-term incentive plans. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

-	average operating profit or profit before tax; and
-	average operating margin.

Historically the stock portion of each payment has been 50%. Restrictions on the sale of this stock are lifted after one year following the end of the relevant performance period in respect of half of the stock and after two years for the balance, provided that the executive remains employed in the Group.

With effect from 2003 it is proposed that operating companies’ long-term incentive plans will provide awards to be satisfied wholly in WPP stock to be paid in the March following the end of the three-year financial performance period, with no subsequent restriction on sale.

Leadership Equity Acquisition Plan (‘LEAP’). LEAP is an incentive plan introduced in 1999 to reward superior performance relative to WPP’s peer companies, to align the interests of executive directors and key executives with those of share owners through significant personal investment and ownership of stock and to ensure competitive total rewards. Awards made to executive directors are set out elsewhere in Item 6.

        Under LEAP, participants must commit WPP shares (‘investment shares’), valued at not less than their annual earnings, at the time of acquisition, with a maximum of no more than two-thirds being satisfied by a participant’s existing holding of WPP shares, in order to have the opportunity to earn additional WPP shares (‘matching shares’). The investment shares must be committed for a five-year period (‘investment period’). The number of matching shares which a participant may receive at the end of the investment period depends on the performance of the Company measured over five financial years. The number of matching shares is calculated based on the TSR achieved by the Company relative to other major publicly traded marketing services companies on the basis that this is the best indicator of value creation for share owners.

The comparator group comprises those companies specified in the footnotes to the LEAP table elsewhere in Item 6. Where a company has delisted it is not included in the comparator group for further awards. For the purposes of measuring TSR performance where a company has delisted during a performance period, the committee deem this to be a disposal and the proceeds are treated as being reinvested in the stock of the remaining companies.

The maximum number of matching shares, other than in respect of a part of the supplementary award to Paul Richardson and certain participants who are executives of Young & Rubicam (as described more fully below), is five for every investment share, for which the Company must rank first or second over the performance period. If the Company’s performance is below the median of the comparator group half a matching share will vest for every investment share held throughout the investment period, in recognition of a participant’s maintenance of their personal investment throughout the period.

Certain executives of Young & Rubicam participate in LEAP over a four-year time period and their entitlement to matching shares has been pro-rated so that they are entitled to only four-fifths of the number of matching shares to which the other LEAP participants may become entitled. Consequently the maximum number of matching shares to which these executives of Young & Rubicam may become entitled to is four as opposed to five.

On a change of control, matching shares may be received based on the Company’s performance to that date. The Compensation committee will also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR is consistent with the achievement of commensurate underlying performance.

Particulars of Beth Axelrod’s participation in LEAP are set out elsewhere in Item 6.

Sir Martin Sorrell, the Group chief executive, together with JMS, committed to LEAP investment shares worth $10 million calculated at a price of £5.685 per share of which investment shares worth at least $3 million were purchased in the market.

It is expected that the matching shares to which participants (other than JMS) become entitled for the awards made by reference to 1999 and 2000 will be provided from one of the Company’s employee share ownership plans (‘ESOPs’). The ESOPs have acquired the maximum potential number of matching shares in respect of the original awards at an average cost not exceeding £3.70 per share. Authority has been obtained from share owners to satisfy the entitlement of JMS to matching shares by an allotment of new shares.

It is not intended that any further awards will be made under LEAP. The Board expects to submit a new incentive plan for the approval of share owners in or before October 2003. Any new plan will provide a successor plan to LEAP and will relate to executive directors of the Company and key executives in the Group’s operating companies.

Executive Stock Ownership Policy. During 1996, the Company introduced stock ownership goals for senior executives. Since 2000, awards of stock options vary depending on whether individuals achieve and maintain specific levels of ownership of WPP stock.

Executive Stock Option Plan and Worldwide Ownership Plan. The Executive Stock Option Plan has been used annually since its adoption in 1996 to make option grants to members of the WPP Group Leaders, Partners and the High Potential Group as well as key employees of the parent company, but excluding parent company executive directors and the Group chief executive.

In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for all employees (other than those participating in other option programs) of 100%-owned Group companies with at least two years’ service, in order to develop a stronger ownership culture. Since its adoption, grants have been made annually under this plan and as at May 14, 2003 options under this plan had been granted to approximately 39,000 employees for over 17.8 million ordinary shares of the Company.

Retirement benefits

The form and level of Company-sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

In the two markets where the Group employs the largest number of people, the US and the UK, pension provision generally takes the form of defined contribution benefits, although the Group still maintains various defined benefit plans and arrangements primarily in the US and UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK plans, are closed to new entrants. All pension coverage for the Company’s executive directors is on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set out elsewhere in Item 6.

Policy on directors’ service contracts, notice periods and termination payments

        The Compensation committee annually considers the Company’s policy on the length of notice periods in executive directors’ service contracts and payments on termination of such contracts. The committee is agreed on the objective to reduce notice periods for executive directors to 12 months. This can only be achieved when existing legal obligations permit and when the committee considers it appropriate to do so, taking into account circumstances which it believes to be important to the interests of the Company and its share owners for an exception to be made.

There were no payments in respect of termination of employment of executive directors, and there are no entitlements to receive such payments, other than as referred to below.

For the reasons explained below, the committee unanimously believe that an exception should be made to the 12-month notice period provision, in the case of the Group chief executive Sir Martin Sorrell.

The notice periods for executive directors are as follows:

Director	Contract date	Unexpired term/Notice period
Sir Martin Sorrell	July 14, 2001	August 31, 2005 36/24 months
Beth Axelrod	March 28, 2002	12 months
Howard Paster	January 1, 2002	December 31, 2005 then 6 months
Paul Richardson	June 25, 2002	12 months

Eric Salama who retired from the Board in 2002 to take up his appointment in the Group as chairman and chief executive officer of Kantar and Brian Brooks who resigned from the Board in 2002 had service agreements respectively dated June 25, 2002 and June 1, 1993 both of which contained 12-month notice periods. Neither Eric Salama nor Brian Brooks received any compensation payment upon their retirement from the Board.

All new appointments are intended to have 12-month notice periods, but it is recognised that, for some appointments, a longer period may initially be necessary for competitive and other reasons, reducing to 12 months thereafter.

The notice provisions in Sir Martin Sorrell’s contract provide for a fixed term of three years renewable on or before September 1 each year. The contract was renewed on September 1, 2002 and is due to expire on August 31, 2005. Sir Martin’s contract has been on this basis since September 1994 when he made a substantial investment in the CIP.

By September 1999 Sir Martin and JMS were entitled to a prospective benefit under a number of plans in respect of which the performance conditions had been satisfied prior to September 1999, namely the CIP; the NSAP and phantom options granted in 1993 and 1994. In September 1999 in addition to making a further substantial commitment to LEAP, Sir Martin also deferred the right to take the benefit of all of his outstanding awards (other than the phantom options) so that they lapsed if he left the Group other than in special circumstances, such as good leaver, until the expiration of the LEAP Investment Period in September 2004.

Given the substantial commitment made by Sir Martin, the committee believes that it is appropriate to have extended the term of Sir Martin’s contract for a period currently expiring 12 months after the end of the LEAP Investment Period.

In addition these terms are consistent with practice in the US for other comparable executive roles, as is seen from Howard Paster’s contract which is US-based and entered into prior to his appointment to the Board.

Both Sir Martin’s UK Agreement and US Agreement may be terminated by JMS or Sir Martin respectively within a period of 90 days following a change of control. On receipt of notice to terminate on a change of control, Sir Martin is entitled to receive an amount equal to twice the annual salary, fee and pension contribution due under the agreements. In these agreements ‘control’ is as defined respectively in section 416 of the Income and Corporation Taxes Act 1988 and Rule 13d-3 of the Securities Exchange Act 1934.

On a wrongful termination by the Company of the UK Agreement and the US Agreement, WPP is obliged to pay an amount equal to twice the annual salary and fee, target bonus and pension contribution due under the UK and US Agreements and also to continue certain benefits such as health insurance under the US Agreement.

In addition to the substantial investments in the Company made by Sir Martin, he has also entered into covenants, which apply for the period of 12 months following termination of the UK Agreement and the US Agreement, under which he has agreed not to compete with any business carried on by the Company or any member of the WPP Group, nor to solicit business or custom or services from major clients or clients with whom he was involved. The covenants also include an obligation not to induce employees to cease employment with the Company or any member of the WPP Group.

Special arrangements on appointment of a director

Following her appointment as Group chief talent officer but prior to her appointment as an executive director, the Compensation committee approved special arrangements for Beth Axelrod, which permitted her to become eligible to receive certain awards over WPP shares. These arrangements may only be satisfied using shares acquired by the WPP ESOP in the market. They are arrangements specifically established for the sole purpose of dealing with the circumstances of her recruitment, including the need to hold WPP shares to participate in other incentive arrangements. They included:

- a special award of restricted stock in respect of 42,500 WPP shares detailed elsewhere in Item 6; and

- an award in lieu of an award under LEAP, on similar terms as LEAP, referred to elsewhere in Item 6.

Neither of these awards can be altered to Beth Axelrod’s advantage without the prior approval of share owners.

Beth Axelrod’s contract does not provide for any form of payment on a termination of employment. However, in order to facilitate her recruitment the Company did guarantee a minimum STIP payment of $150,000 for each of 2002 (pro-rated from her commencement in May 2002) and 2003.

Audit committee

The committee currently comprises non-executive directors, whom the Company considers to be independent, namely: John Jackson (chairman of the committee), Michael Jordan, Bud Morten.

In 2002 the committee met four times and all the then members attended the meetings. Michael Jordan was appointed to the committee in place of Jeremy Bullmore in January 2003. The meetings are also attended at the invitation of the chairman of the committee, in whole or in part, by the auditors, the Group finance director, the director of internal audit, the Company secretary and the Group general counsel.

The role of the committee includes:

-	monitoring the integrity of the Company’s financial statements, reviewing significant financial reporting judgments;
-	reviewing internal financial control and risk management systems, as well as the internal audit function;
-	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;
-	monitoring the review of the external auditors’ independence, objectivity and effectiveness, taking into account relevant global professional and regulatory requirements;
-	the approval in advance of the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory guidance;
-	monitoring accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the Securities Exchange Commission and NASDAQ with which the Company must comply;
-	ensuring systems are in place to monitor social, environmental and ethical issues (other than those which are the responsibility of the Compensation committee) which may affect the Group;
-	establishing procedures for the receipt and treatment of concerns regarding accounting, audit and internal audit matters, including confidential and anonymous submission by employees of such concerns.

Revised terms of reference were adopted by the committee in May 2003.

Auditors

In 2002, the Group appointed Deloitte & Touche as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

D.    Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On December 31, 2002 the Group had 49,439 employees located in approximately 1,400 offices, in 103 countries compared with 51,009 employees on December 31, 2001 and 51,195 in 2000. Including all the Group’s affiliated companies, total employees were approximately 62,000 on December 31, 2002. The average number of employees in 2002 was 50,417 compared with 50,487 in 2001 and 36,157 in 2000. Their distribution by geographic area and operating sector was as follows:

	2002	2001	2000
	Number	Number	Number

United Kingdom	6,783	6,797	5,425
United States	13,535	14,831	11,058
Continental Europe	13,908	13,006	7,985
Canada, Asia Pacific, Latin America, Africa and Middle East	16,191	15,853	11,689

	50,417	50,487	36,157

Advertising and Media investment management	26,373	25,416	18,493
Information, insight and consultancy	6,194	6,005	5,396
Public relations and public affairs	4,627	5,429	3,691
Branding & identity, Healthcare and Specialist communications	13,223	13,637	8,577

	50,417	50,487	36,157

Total staff costs in 2002 were £2,230.0 million compared with £2,268.9 million in 2001. The Company’s staff cost to gross margin ratio, excluding incentives and severance rose to 56.9% from 56.6%. Variable staff costs as a proportion of total staff costs increased to 9.2% in 2002 from 8.2% in 2001 and, as a proportion of revenue, increased to 5.3% from 4.6%.

E.    Share Ownership

Directors’ Interests

Ordinary Shares

Directors’ interests in the Company’s share capital, all of which were beneficial, were as follows:

		Shares acquired through long-term incentive plan awards in 2002[2]		Movement[4] during 2002 inc. shares purchased in 2002	At 31 Dec 2002 or, if earlier, date of retirement from the Board	Shares acquired through long-term incentive plan awards in 2003[2]		Other interests acquired (disposed of) since 31 Dec 2002	At 14 May 03[8]
	At 1 Jan 2002	Vested	(sold)			Vested	(sold)
B L Axelrod[1,4,7]	—	—	—	25,000	25,000	—	—	—	25,000
B J Brooks[1]	390,298	48,430	(48,430)	(120,000)	270,298	n/a	n/a	n/a	n/a
J J D Bullmore	20,065	—	—	—	20,065	—	—	—	20,065
E Dyson	5,000	—	—	—	5,000	—	—	—	5,000
F W Hellman[1]	1,202,045	—	—	—	1,202,045	n/a	n/a	n/a	n/a
M Inagaki[5]	—	—	—	—	—	—	—	—	—
J B H Jackson	12,500	—	—	—	12,500	—	—	—	12,500
M H Jordan	20,185	—	—	—	20,185	—	—	—	20,185
P Lader	5,000	—	—	3,950	8,950	—	—	—	8,950
C Lewinton[1]	21,745	—	—	—	21,745	n/a	n/a	n/a	n/a
C Mackenzie	10,000	—	—	—	10,000	—	—	—	10,000
S W Morten	20,000	—	—	—	20,000	—	—	—	20,000
J A Quelch	12,000	—	—	—	12,000	—	—	—	12,000
P W G Richardson[4,7]	383,849	58,901	(58,901)	(35,000)	348,849	40,868	(40,868)	—	348,849
E R Salama[1,4,7]	443,454	46,290	(46,290)	—	443,454	n/a	n/a	n/a	n/a
M S Sorrell[3,4,7]	13,386,954	—	—	93,123	13,480,077	—	—	93,812	13,573,889

Notes

1See note 1 on directors’ remuneration table.

2Further details of long-term incentive plans are given elsewhere in Item 6.

3In the case of Sir Martin Sorrell (through JMS) interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively, details of which are set out elsewhere in Item 6. The period for exercise of the phantom options granted in 1993 has been extended to 31 December 2003. The Board intends to seek the approval of share owners at the Annual General Meeting to be held on 30 June 2003 to extend the period during which the 1993 phantom options may be exercised until 29 June 2006 and the period during which the 1994 phantom options may be exercised until 1 March 2007. Also included for Sir Martin Sorrell are 4,691,392 shares in respect of the Capital Investment Plan and 1,754,520 shares in respect of the Notional Share Award Plan, both of which have been held over until September 2004. As referred to elsewhere in Item 6, Sir Martin Sorrell has deferred the vesting of 93,123 shares that arose in 2002 and 93,812 shares that arose in 2003 which would have otherwise have been due to him under the Performance Share Plan.

4Each executive director has a technical interest as an employee and potential beneficiary in the Company’s ESOP in shares in the Company held under the ESOP. At 31 December 2002, the Company’s ESOP held in total 58,210,657 shares in the Company (2001: 48,716,092 shares).

5M Inagaki is a director and chairman of Asatsu-DK, which at 14 May 2003 was interested in 31,295,646 shares representing 2.71% of the issued share capital of the Company.

6Save as disclosed above and elsewhere in Item 6, no director had any interest in any contract of significance with the Group during the year.

7The above Interests do not include the unvested interests of the executive directors in the Performance Share Plan but include shares held by them and committed to the Leadership Equity Acquisition Plan (LEAP) referred to elsewhere in Item 6, although they do not include any matching shares which may vest under LEAP.

8Each director’s share holdings at 14 May 2003 represents less than .1% of shares outstanding, with the exception of Sir Martin Sorrell, whose share holdings represent approximately 1.2% of outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	Months Ending May 31
	2003		2002		2001

WPP ESOP	4.97%	57,305,872	4.17%	48,047,758	3.45%	39,168,965
Morgan Stanley	4.73%	54,596,717	3.14%	36,159,501	*	*
Franklin Templeton Investments	3.95%	45,582,670	*	*	*	*
Legg Mason	3.71%	42,823,218	3.77%	43,490,912	3.51%	39,832,402
Putnam Investments	3.56%	41,114,454	4.10%	47,255,074	5.60%	63,400,000
Legal & General	3.49%	40,301,462	*	*	*	*
Chase Manhattan Bank	*	*	*	*	3.01%	34,118,838

*	Less than 3% interests in the issued ordinary share capital of the Company.

The disclosed interests of all of the above holders listed refer to the respective combined holdings of those entities and to interests associated with them. The Company is not aware of any other holdings of ordinary share capital of 3% or more. None of these shareholders has voting rights that are different from those of the holders of the Company’s ordinary shares generally. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.

The number of outstanding ordinary shares at December 31, 2002 is 1,157,325,640, which includes the underlying ordinary shares represented by 18,481,422 ADSs. 244 share owners of record of WPP ordinary shares were US residents at December 31, 2002.

The geographic distribution of our shares as of December 31, 2002 is presented below:

%
UK	44
US	39
Asia Pacific, Latin America, Africa & Middle East and Continental Europe	17

Total	100

B. Related Party Transactions

None.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Outstanding legal proceedings

The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate liability, if any, that is likely to result from these matters would not have a material effect on the Company’s financial position, or on the results of operations.

Dividend distribution policy

The Group continues to increase dividends. The 2002 dividend cover is four and a half times earnings, excluding goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit schemes. However, given the fixed charge nature of a dividend, the Group tends to favor a rolling annual share buy-back program, as historical data seems to indicate that this has the greatest impact on share owner value.

The profit on ordinary activities before tax for the year was £205.4 million (2001: £411.0 million). The directors of the Company recommended a final ordinary dividend of 3.67p (2001: 3.06p) per share to be paid on July 7, 2003 to share owners on the register at June 6, 2003 which, together with the interim ordinary dividend of 1.73p (2001: 1.44p) per share paid on November 18, 2002, makes a total of 5.40p for the year (2001: 4.50p). The retained profit for the year of £25.5 million is transferred to reserves.

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with WPP’s US depositary Citibank N.A. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders.

B. Significant changes

There have been no significant changes since December 31, 2002.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

Share price history

The Company’s ordinary shares have been traded on The London Stock Exchange since 1971. At the Annual General Meeting in 2002 share owners passed a special resolution authorising the Company, in accordance with its articles of association, to purchase up to 114,958,361 of its own shares in the market. In the year under review, 12 million shares were purchased at an average price of £5.83 per share.

The following table sets forth, for the periods indicated, the reported high and low middle-market quotations for the Company’s ordinary shares on The London Stock Exchange, based on its Daily Official List. Such quotations have been translated in each case into US dollars at the closing daily mid-trade rate reported by Bloomberg on each of the respective dates of such quotations.

	£ per Ordinary Share		Translated into Dollars
	High	Low	High	Low

1998	4.70	2.00	7.73	3.38

1999	9.96	3.59	16.09	5.95

2000	13.24	6.93	20.83	10.12

2001
First Quarter	8.89	7.04	13.05	10.00
Second Quarter	8.66	6.34	12.34	8.87
Third Quarter	7.63	4.87	10.92	7.13
Fourth Quarter	7.60	4.60	11.05	6.79

2002
First Quarter	8.11	6.50	11.54	9.19
Second Quarter	8.10	5.41	11.64	8.26
Third Quarter	5.62	4.02	8.61	6.24
December	5.48	4.52	8.53	7.23
Fourth Quarter	5.48	3.91	8.53	6.11

2003
January	4.94	4.04	7.94	6.65
February	4.42	3.75	7.25	5.92
March	4.00	3.20	6.30	5.16
First Quarter	4.94	3.20	7.94	5.16
April	4.50	3.50	7.16	5.52
May	5.08	4.29	8.40	6.91

The ordinary shares have traded in the United States since December 29, 1987 in the form of ADSs, which are evidenced by ADRs. From November 16, 1999 onwards, each ADS represents 5 ordinary shares (previously 10 ordinary shares since November 15, 1995 and 2 ordinary shares prior to that date). The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ. High and low sales prices of the ADSs prior to November 16, 1999 have been restated for comparative purposes to represent one ADS for every 5 ordinary shares.

	US dollars per ADS
	High	Low

1998	38.50	18.00

1999	83.13	30.44

2000	102.56	50.25

2001
First Quarter	65.31	51.50
Second Quarter	61.77	44.50
Third Quarter	54.25	35.38
Fourth Quarter	53.90	34.50

2002
First Quarter	57.56	46.35
Second Quarter	58.50	42.34
Third Quarter	42.86	30.52
December	42.75	36.43
Fourth Quarter	42.75	30.16

2003
January	40.06	33.72
February	36.08	29.45
March	31.52	26.74
First Quarter	40.06	26.74
April	36.08	28.07
May	41.21	34.77

The Depositary held 92,407,110 ordinary shares as at December 31, 2002, approximately 7.98% of the outstanding ordinary shares, backing 18,481,422 outstanding ADSs.

B.    Plan of Distribution

Not applicable.

C.    Markets

See the discussion under “Share Price History” in Item 9. A.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B. Memorandum and Articles of Association

WPP is a public limited company incorporated under the name “WPP Group plc” in England and Wales with registered number 1003653.

The following summarises certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act 1985 and our memorandum and articles of association. A copy of our articles of association in the form adopted on June 25, 2001 was filed as an exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2000.

Objects and Purposes

Clause 4 of the Company’s memorandum of association provides that the Company’s principal objects are to carry on the business or businesses of media advertising, market research, public relations, sales promotion and specialist communications and to develop concepts for advertising, marketing, research, sales promotion and similar operations. The Company’s memorandum grants it a range of corporate capabilities to effect these objects.

Directors

Interested Transactions. Subject to any restrictions under the Companies Act 1985, and provided the director has disclosed the nature and extent of the interest to the board, the director may:

—	have any kind of interest in a contract with or involving the company or another company in which WPP has an interest;

—	have any kind of interest in a company in which WPP has an interest;

—	hold a position, other than auditor, for WPP or another company in which WPP has an interest on terms and conditions decided by the board; and

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

Subject to the provisions of our articles of association, a director shall not vote (or be counted in the quorum at the meeting) on a resolution about a contract in which the director, or a person who is connected with the director, to his knowledge has a material interest. The director can vote, however, if the interest is only an interest in WPP’s shares, debentures or other securities. In addition, a director can vote and be counted in the quorum on a resolution in which the director has a material interest, provided the material interest arises only because the resolution relates to:

—	the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or that other person at the request of, or for the benefit of, WPP or any of its subsidiary undertakings;

—	the giving of a guarantee, security or indemnity in respect of a debt or obligation of WPP or any of its subsidiary undertakings to that other person, if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

—	the offer by WPP or any of its subsidiary undertakings of any shares, debentures or other securities for subscription or purchase if the director takes part because the director is a holder of shares, debentures or other securities, or if the director takes part in the underwriting or sub-underwriting of the offer;

—	a contract involving any other company if the director, and any person connected with the director, has any kind of interest in that company. This does not apply if the director owns 1% or more of that company;

—	a contract regarding an arrangement for the benefit of employees of WPP or any of its subsidiary undertakings which only give the director benefits which are also generally given to the employees to whom the arrangement relates; or

—	a contract relating to the purchase of any insurance for the benefit of persons including directors.

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

Remuneration. The directors (other than any director who for the time being holds an executive office of employment with WPP or a subsidiary of WPP) shall be paid out of the funds of WPP by way of remuneration for their services as directors such fees not exceeding in aggregate £450,000 per annum or such larger sum as WPP may, by ordinary resolution, determine. Such remuneration shall be divided among the directors in such proportion and manner as the board may decide. The board may also make arrangements for such proportion of the fees payable to any director to be provided in the form of fully paid ordinary shares in the capital of WPP in accordance with the provisions of the articles of association.

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

Appointment. Directors may be appointed by the share owners by ordinary resolution or by the board of directors. A director appointed by the board holds office only until the next annual general meeting but shall be eligible for reappointment. Unless otherwise determined by ordinary resolution, the number of directors shall not be less than six in number. There is no requirement of share ownership for a director’s qualification.

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

Voting Rights and General Meetings. At a general meeting an ordinary resolution or any other question (other than a special or extraordinary resolution) put the vote shall be decided by a show of hands unless a poll is duly demanded. A poll may be demanded by:

—	the chairman of the meeting;

—	at least five share owners present in person or by proxy, and who are entitled to vote on the resolution;

—	any share owner(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all share owners entitled to vote on the resolution; or

-	any share owner(s) present in person or by proxy, who hold shares providing a right to vote on the resolution on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid up on all the shares providing that right.

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

An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty one clear days’ notice. All other extraordinary general meetings shall be called by not less than 14 clear days’ notice. Only those share owners entered in the register of members 48 hours prior to the date of the meeting are entitled to vote at that meeting and the number of shares then registered in their respective names shall determine the number of votes such share owner is entitled to cast at that meeting.

Dividends. WPP may, by ordinary resolution, declare a dividend to be paid to the share owners according to their respective rights and interests in profits, and may fix the time for payment of such dividend. No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to the share owners of WPP such interim dividends as appear to the directors to be justified by the profits of WPP available for distribution. There are no fixed dates on which entitlement to dividends arises on WPP ordinary shares.

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

Alteration of Share Capital. WPP may from time to time by ordinary resolution of our share owners:

-	increase its share capital by the amount, to be divided into shares of the amounts, that the resolution prescribes;

-	consolidate and divide all or any of its share capital into shares of a larger amount than the existing shares;

-	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of the share capital by the amount of the shares cancelled; and

-	subject to the Statutes, subdivide any of its shares into shares of a smaller amount than that fixed by the memorandum of association, provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived, and the resolution may determine that any of the shares resulting from the sub-division may have any preference or advantage or have qualified or deferred rights or be subject to any restrictions.

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

The directors may refuse to register a transfer:

-	if it is of shares which are not fully paid;

-	if it is of shares on which WPP has a lien;

-	if it is not stamped and duly presented for registration, together with the share certificate and

-	evidence of title as the board reasonably requires;

-	if it is with respect to more than one class of shares;

-	if it is in favor of more than four persons jointly; or

-	in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under “Disclosure of interests in shares” below.

WPP may not refuse to register transfers of WPP ordinary shares if this refusal would prevent dealings in the shares which have been admitted to official listing by the UK Listing Authority from taking place on an open and proper basis. If the board refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was lodged or the Operator-instruction was received, send to the transferee notice of the refusal. The registration of transfers may be suspended at any time and for any period as the directors may determine. The register of share owners may not be closed for more than 30 days in any year.

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

Preemption Rights

Under the Companies Act 1985, the issuance of equity securities, that are, or are to be, paid for wholly in cash, except shares held under an employees’ share scheme, must be offered in the first instance to the existing equity share owners in proportion to the respective nominal (par) values of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed in a general meeting of share owners. In this context, equity securities generally means, in relation to WPP, WPP ordinary shares, or shares with no restrictions on the amounts receivable in a distribution of dividends or capital, and all rights to subscribe for or convert into such shares.

Share Owner Notices

Record date for service. WPP may serve or deliver any notice, document or other communication by reference to the register of members at any time not more than 21 days before the date of service of delivery. No change in the register after that time shall invalidate that service or delivery.

Untraced Share Owners. WPP may sell, in such manner as the board may determine, any shares (including any share issued in right of a share) if:

-	during the previous twelve years the shares have been in issue, at least three dividends have become payable and no dividend was claimed or payment cashed;

-	after this twelve-year period, notice is given of WPP’s intention to sell the shares by advertisement in a UK national newspaper and a newspaper appearing in the area which includes the address held by WPP for delivery of notices relating to the shares; and

-	during this twelve-year period, and for three months after the last advertisement appears in the newspaper, WPP has not heard from the shareholder or a person who is automatically entitled to the shares by law.

Notice to Share Owners with Foreign Addresses

A share owner whose registered address is outside the UK and who gives to WPP an address in the UK where notices, documents or communications may be given shall be entitled to have notices, documents or communications given to him at that address. Otherwise, the share owner is not entitled to receive any notices, documents or communications from WPP.

Limitations on Voting and Shareholding

There are no limitations imposed by English law or our memorandum or articles of association on the right of non-residents or foreign persons to hold or vote or transfer WPP’s ordinary shares or ADSs, other than limitations that would apply generally to all of the share owners.

Change of Control

There are currently no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving WPP or any of its subsidiaries.

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

Under the City Code, except with the consent of the UK panel on Takeovers and Mergers, any person or persons acting in concert who:

-	acquire shares which (together with shares already held by them) carry 30% or more of our voting rights; or

-	hold 30% to 50% of the voting rights and acquire, within a 12 month period, further shares must make an offer for all of WPP’s equity and voting non-equity share capital in which such person or persons acting in concert hold shares. The offer must be made in cash, or have a cash alternative, for at least the highest price paid by the offer or persons acting in concert with it for such shares in the previous 12 months.

Disclosure of interests in shares

The Companies Act 1985 gives WPP power to require persons who it knows, or reasonably believes are, or have been within the previous three years, interested in its relevant share capital to disclose prescribed particulars of those interests. For this purpose “relevant share capital” means issued share capital of WPP carrying the right to vote in all circumstances at a general meeting of WPP. Failure to provide the information requested within a prescribed period after the dates of sending of the notice may result in sanctions being imposed against the holder of the relevant shares as provided in the Companies Act 1985. Under our articles of association, WPP may also apply the following restrictions: the withdrawal of voting and certain other rights of such shares of the class, restrictions on the rights to receive dividends and to transfer such shares. In this context, the term “interest” is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of a WPP ordinary share.

In addition, under the Companies Act 1985, any person who acquires either alone or, in certain circumstances, with others a direct or indirect interest in the relevant share capital of WPP in excess of the “notifiable percentage”, currently 3% or 10% for certain types of interest, is obligated to disclose prescribed information to WPP with respect to those shares within two days. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or where, above that level, the percentage, expressed in whole numbers of WPP’s relevant capital in which such person is interested increases or decreases.

C.    Material Contracts

We did not enter into any material contracts outside the ordinary course of business during the two years immediately preceding publication of this report.

D.    Exchange Controls

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

The legislation pursuant to which such exchange controls were imposed has been repealed and there are currently no such United Kingdom foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant’s operations.

E.    Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to purchase, hold or in any way transfer ordinary shares or ADSs. The statements of United Kingdom and United States tax laws set out below are based on the laws in force as of the date of this Annual Report, and are subject to any changes in United States or United Kingdom law, and in any double taxation convention between the United States and the United Kingdom, occurring after that date. The most recent double taxation convention between the United States and the United Kingdom (“US-UK Income Tax Treaty”) entered into force on March 31, 2003. However, individuals may elect for a period of 12 months to be subject to the old US-UK Income Tax Treaty. Whether this is beneficial will depend on individual circumstances and therefore shareholders are advised to consult their professional advisors. In addition, new U.S. tax legislation was signed into law on May 28, 2003, which provides capital gain and dividend tax relief. The pertinent sections of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JGTRRA”) relating to capital gains and dividends will be discussed below.

The following summary of certain United States and United Kingdom tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective purchasers of ADSs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADSs and the ordinary shares represented thereby by consulting their own tax advisors. In addition, this summary does not address the taxation of a United States shareholder (either corporate or individual) where the shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

As used herein, the term “United States corporation” means any corporation organised under the laws of the United States or any state or the District of Columbia.

For the purposes of the current US-UK Income Tax Treaty and for the purposes of the United States Internal Revenue Code of 1986, as amended (the “Code”), discussed below, the holders of ADSs will be treated as the owners of the underlying ordinary shares represented by the ADSs that are evidenced by such ADSs.

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

For dividends paid on or before May 1, 2003 to an individual who is a United States citizen and a resident of the United Kingdom and those individuals that elect for a period of 12 months to be subject to the old US-UK Income Tax Treaty; the dividend must be reported as income in the shareholder’s United States income tax liability, and the notional United Kingdom tax credit attached to the dividend and any further United Kingdom taxes suffered on the dividend income will be eligible to be claimed as a credit against the individual shareholder’s United States income tax liability, subject to certain limitations. For Dividends paid after May 1, 2003 and individuals who did not elect to be taxed under the old US-UK Income Tax Treaty, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. According to the JGTRRA, dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) will be taxed at a maximum rate of 15%. To be eligible dividends, the stock must be held by the shareholder for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. The new dividend rate is effective for taxable years beginning after December 31, 2002.

For dividends paid to United States Residents on or before May, 1 2003 or those individuals that elect for a period of 12 months to be subject to the old UK-US Income Tax Treaty: In the case of an individual who is a United States citizen and not a resident of the United Kingdom, the dividend (i.e. the cash dividend exclusive of any notional tax credit in respect of such dividend) must be reported as income in the shareholder’s United States income tax liability, and the United Kingdom tax (including withholding taxes) actually paid or accrued to the Inland Revenue will be eligible to be claimed as a credit against the individual shareholder’s United States income tax liability, subject to certain limitations. For dividends paid after May 1, 2003 and individuals who did not elect to be taxed under the old US-UK Income Tax Treaty, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability. The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. As discussed above, subject to certain limitations, the JGTRRA will tax dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) at a rate not to exceed 15%.

Implications of the Shareholder Status under the Old Income Tax Convention between the United States and the United Kingdom

A shareholder who is a United States resident individual or a United States corporation (other than a corporation which controls at least 10% of the voting stock of the Company), and whose holding is not effectively connected with (i) a permanent establishment through which the shareholder carries on business in the United Kingdom or (ii) a fixed base regularly available and situated in the United Kingdom from which the shareholder performs independent personal services, is entitled to a payment equal to the tax credit to which a United Kingdom resident individual would have been entitled in respect of such dividend, subject to a withholding tax of 15% of the net dividend plus credit. Since April 6, 1999, this payment is effectively reduced to nil (as withholding tax is greater than the tax credit).

However, a portfolio investor (i.e. all investors holding less than 10% of the voting stock of the Company) may elect to report the gross dividend amount as received on the date of distribution and then apply the foreign tax credit for the amount of UK withholding actually suffered by indicating the election on a timely filed form 8833 for the relevant year. The amount of the creditable tax may be reduced due to a limitation calculation. Alternatively, portfolio investors can choose to be taxed on the net dividend received and utilize the amount of withholding tax actually suffered, as a deduction. Shareholders should consult with their tax advisor to determine, based on their particular tax posture, whether such UK withholding tax should be utilized as a credit or a deduction.

Implications of the Shareholder Status under the New Income Tax Convention between the United States and the United Kingdom.

For dividends paid on or after May 1, 2003 no withholding tax will be imposed on dividends paid to ADS holders and there will no longer be any entitlement to offset any part of the United Kingdom taxation credit against any United States taxation liability. The dividend received (i.e. without any gross up for withholding tax suffered or tax credits) will be subject to United States taxation.

Distribution Ordering Rules

The gross dividend (the sum of the dividend paid by the Company plus any related United Kingdom tax credit) will be treated as foreign source dividend income for United States Federal income tax purposes provided that such dividend is paid out of the Company’s earnings and profits, as defined for United States Income Tax purposes. If the dividend is not paid out of earnings and profits, it will be treated as a return of capital (up to the holders’ tax basis in their shares). Any excess above the combination of the amounts treated as dividends and returns of capital will be treated as a capital gain.

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

Holders of ADSs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realised on the disposal of their ADSs or ordinary shares unless the ADSs or ordinary shares are used or held for the purposes of a trade carried on in the United Kingdom through a permanent establishment. However, a holder of ADSs or ordinary shares who is a United States citizen or a United States resident (as defined above) will be liable to taxation on such capital gains under the laws of the United States. The JGTRRA lowers the maximum tax rate on capital gains from 20% to 15% for regular tax and alternative minimum tax purposes. The rate applies to capital assets (i.e., ADSs and ordinary shares) held for more than one year. The new rate is effective for taxable years ending on or after May 6, 2003, and beginning before January 1, 2009, with special rules for taxable years including May 6, 2003.

Estate and Gift Tax

The current Estate and Gift Tax Convention between the United States and the United Kingdom generally relieves from United Kingdom inheritance tax (the equivalent of United States estate and gift tax) the transfer of ordinary shares or of ADSs where the shareholder or holder of the ADS’s making the transfer is domiciled for the purposes of the Convention in the United States and is not a national of the United Kingdom. This will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the United Kingdom or are related to the fixed base in the United Kingdom of a person providing independent personal services.

If no relief is given under the Convention, inheritance tax will be charged at a rate worked out on a cumulative basis on the amount by which the value of the transferor’s estate is reduced as a result of any transfer (unless the transfer is exempt or “potentially exempt”) made by way of gift or other gratuitous transaction by an individual or on the death of an individual or into certain defined trusts.

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

Stamp Duty and Stamp Duty Reserve Tax

No UK Stamp Duty will be payable on any transfer of an ADS or on any delivery or negotiation of an ADS, provided that the instrument of transfer is executed and remains outside the UK nor will there be any liability to Stamp Duty Reserve Tax in respect of any agreement for the transfer of ADSs. Dealings in ADSs in bearer form outside the UK will be free of Stamp Duty, but certain bearer dealings within the UK may attract Stamp Duty at the rate of 1.5%.

There will be a charge to ad valorem Stamp Duty on any instrument transferring ordinary shares to a nominee or agent for a depositary which then issues depositary receipts (such as the ADSs). Where the instrument is liable to Stamp Duty as a “conveyance on sale” then the rate of duty is 1.5% of the consideration for the sale implemented by the instrument. Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty is 1.5% of the market value of the security transferred by the instrument.

There is a charge to Stamp Duty Reserve Tax where ordinary shares are transferred or issued to, or appropriated by, a depositary or a nominee or agent for a depositary under an arrangement under which the depositary issues ADSs. Stamp Duty Reserve Tax, which is payable by the depositary, is charged at a rate of 1.5% of the consideration for the transfer. Where there is no such consideration, the rate of Stamp Duty Reserve Tax is 1.5% of the market value of the securities transferred. The charge to Stamp Duty Reserve Tax will, however, be reduced by the amount, if any, of ad valorem Stamp Duty paid on any instrument transferring the ordinary shares.

There will be a charge to ad valorem Stamp Duty on any instrument transferring ordinary shares to a nominee or agent for a clearance service if the clearance service has not elected to pay Stamp Duty Reserve Tax within its system. Where the instrument is liable to Stamp Duty as a “conveyance on sale” then the rate of duty is 1.5% of the consideration for the sale implemented by the instrument. Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty is 1.5% of the market value of the security transferred by the instrument.

There is a charge to Stamp Duty Reserve Tax where ordinary shares are transferred or issued to a clearance service or a nominee or agent for a clearance service if the clearance service has not elected to pay Stamp Duty Reserve Tax within its system. Stamp Duty Reserve Tax, which is payable by the clearance service, is charged at a rate of 1.5% of the consideration for the transfer. Where there is no such consideration, the rate of Stamp Duty Reserve Tax is 1.5% of the market value of the securities transferred. The charge to Stamp Duty Reserve Tax will, however, be reduced by the amount, if any, of ad valorem Stamp Duty paid on any instrument transferring the ordinary shares.

In the case of conveyances or transfers of ordinary shares, the rate of duty is 0.5% of the consideration, if any, for the transfer. There is a charge to Stamp Duty Reserve Tax at a rate of 0.5% of the consideration for the transaction where there is an agreement for the sale of ordinary shares.

The Stamp Duty Reserve Tax will in general be payable by the purchaser of the ordinary shares but regulations have been made which provide for the tax to be collected in certain circumstances from persons other than the purchaser (e.g., brokers). The charge to Stamp Duty Reserve Tax will, however, be reduced by the amount, if any, of ad valorem Stamp Duty paid on the instrument transferring the ordinary shares.

A gift for no consideration of ordinary shares (other than as part of ADS or clearance service arrangements) will not attract a Stamp Duty charge if appropriately certified and is not liable to Stamp Duty Reserve Tax. A transfer of ordinary shares (other than as part of ADS or clearance service arrangements) for no consideration between nominees for the same beneficial owner will attract a fixed Stamp Duty charge of £5 and is exempt from Stamp Duty Reserve Tax.

A transfer of ordinary shares from a depositary or its agent or nominee to a person purchasing the ordinary shares from an ADS holder on cancellation of an ADS is liable to duty as a “conveyance on sale” because it completes a sale of such ordinary shares and will be liable to ad valorem Stamp Duty, payable by the purchaser.

A transfer of ordinary shares from a depositary or its agent or nominee to an ADS holder on cancellation of an ADS which is not liable to duty as a “conveyance on sale” is liable to a fixed Stamp Duty of £5.

Generally speaking, Stamp Duty is payable where shares are transferred by a document; Stamp Duty Reserve Tax is payable if the shares are in dematerialised form (e.g., in CREST, the system for the transfer of shares electronically in London) or no document is executed and stamped. Interest and penalties are payable for late payment.

F.    Dividends and Paying Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. You may read and copy any materials filed with the SEC at the Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

I.    Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company, based on the amount that would be receivable or payable if the Company had sought to enter into such transactions, at December 31, 2002 is £52.9 million ($79.5 million), based on quoted market prices where possible.

Interest rate risk

The Group’s interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates. Its principal borrowing currencies are US dollars, pounds sterling, and euros. Borrowings in these currencies, including amounts drawn under the working capital facility, and taking into account the Company’s cross-currency swaps, represented 97% of the Group’s gross indebtedness at December 31, 2002 (at $1,248 million, £155 million and €1,005 million, respectively) and 98% of the Group’s average gross debt during the course of 2002 (at $1,407 million, £171 million and €1,043 million, respectively). 62% of the year-end US$ debt is at fixed rates averaging 5.23% for an average period of 26 months. 100% of the £ debt is at a fixed rate of 3% (including the effect of the redemption premium on the £450 million 2% convertible bonds) for an average period of 52 months. 55% of the euro debt is at fixed rates averaging 5.45% for an average period of 36 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. As of December 31, 2002, the Company entered into interest rate protection agreements with respect to $200 million and €400 million of indebtedness maturing at 2003 and 2008, respectively. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At December 31, 2002, no forward rate agreements or interest rate caps were outstanding.

These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowing and surplus cash balances arising from its commercial activities and are not traded independently. All interest rate derivative contracts are approved by senior financial management prior to execution.

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

The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate swaps, as of December 31, 2002 and 2001, respectively:

December 31, 2002

Currency	(£)m		Fixed rate[1]	Floating basis	Period (months)[1]
US$—fixed	489.1	[2]	5.23%	n/a	26
US$—floating	285.7	[2]	n/a	LIBOR	n/a
£—fixed	154.8		3%	n/a	52
€—fixed	361.7		5.45%	n/a	36
€—floating	293.3		n/a	EURIBOR	n/a
¥—floating	47.1		n/a	LIBOR	n/a
Other	(0.3)		n/a	Various	n/a

	1,631.4

December 31, 2001

			Fixed	Floating	Period
Currency	(£)m		rate[1]	basis	(months)[1]
US$—fixed	486.5	[2]	5.11%	n/a	40
US$—floating	51.6		n/a	LIBOR	n/a
£—floating	130.0		n/a	LIBOR	n/a
€—fixed	367.6		5.49%	n/a	50
€—floating	275.7		n/a	EURIBOR	n/a
Other	(1.3)		n/a	Various	n/a

	1,310.1

Notes

1 Weighted average.

2 Including drawings on working capital facility.

	2002	2002	2001	2001	2000
Interest rate swaps	€	$	€	$	$
Notional principal amount	€400m	$200m	€400m	$250m	$350m
Average pay rate	EURIBOR		EURIBOR
	+0.81%	6.22%	+0.81%	6.2%	6.17%
Average receive rate	6.0%	LIBOR	6.0%	LIBOR	LIBOR
Average term	67	0.4	79	10	5
	months	months	months	months	months
Latest maturity date	Jun	Jan	Jun	Jan	Jan
	2008	2003	2008	2003	2003

The variable rate receivable on the US dollar interest rate swap was based on six-month LIBOR. The six-month LIBOR rate at December 31, 2002 was 4.0%. However, the rate on the underlying variable rate debt drawn under the Revolving Credit Facility is payable based on LIBOR plus a margin, offsetting the interest rate receivable under the interest rate swap (excluding the margin).

The variable rate payable on €200 million of the euro interest rate swaps is based on three-month EURIBOR and on six-month EURIBOR for the remaining €200 million. The three and six-month EURIBOR rates at December 31, 2002 were 2.9% and 2.8%, respectively. The weighted average variable rate payable includes a weighted margin of 0.81%, while the fixed rate receivable is 6.0%.

The relevant LIBOR and EURIBOR rates are not forecast in the table above.

Currency exchange risk

The Group’s significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. Its principal borrowing currencies are US dollars, pounds sterling and euros, as these are the predominant currencies of revenues.

In April 2002 the Group issued £450 million of convertible bonds. £295 million of the proceeds were converted into US dollars, Euros and Japanese Yen through cross-currency swap agreements with the Group’s bankers. All cross currency swaps expire in April 2007. The following table sets forth detail on the cross currency swaps by currency:

Cross currency swaps	2002	2002	2002	2002
	£/€	£/$	£/$	£/Yen
£ Principal receivable	£31.055m	£52.668m	£163.501m	£47.934m
Currency principal payable	€50m	$75m	$235m	Yen9,000m
Currency rate payable	EURIBOR	LIBOR	LIBOR	FIXED
	-2.0775%	-2.068%	-1.7775%	-1.2925%
£ rate receivable	3.43%	3.43%	3.43%	3.43%

The Group’s operations conduct the majority of their activities in their own currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at December 31, 2002. No speculative foreign exchange trading is undertaken.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at December 31, 2002 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $300 million bonds, €955 million Eurobonds, $287.5 million convertible bonds and £450 million convertible bonds at December 31, 2002 was £1,419 million (book value: £1,437 million). This is calculated by reference to market prices at December 31, 2002. Considerable judgment is required interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and the Company’s Finance Director, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days of the filing of this annual report on Form 20-F (the “Evaluation Date”), have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the Evaluation Date.

ITEM 16.

A. [Reserved]

B. [Reserved]

C. Principal Accountant Fees and Services

	2002	2002[1]	2001[1]	2000[1]
	£m	£m	£m	£m
	Current	Previous
	auditors	auditors
Auditors’ remuneration:
Audit fees	5.4	—	5.1	3.7
Audit-related fees[2]	0.3	1.9	6.3	3.7

	5.7	1.9	11.4	7.4

	2002	2002[1]	2001[1]	2000[1]
	£m	£m	£m	£m
	Current	Previous
	auditors	auditors
Non-audit services:
Tax fees	1.6	1.1	3.7	2.3
All other fees	0.3	0.6	1.7	0.4

	1.9	1.7	5.4	2.7
	7.6	3.6	16.8	10.1

Notes

1 Arthur Andersen resigned as auditors on 24 June 2002. These amounts were paid to them in their capacity as auditors for the years ended 31 December 2001 and 2000.

2 Audit-related fees comprise due diligence and transaction support services.

All non-audit services require pre-approval by the Audit committee. For more information regarding this requirement, see the discussion under “Audit Committee” in Item 6.

Auditors other than Deloitte & Touche and Arthur Andersen were paid £0.2 million in 2002 (2001: £0.5 million, 2000: £0.4 million) for audit services. In 2002 fees paid to auditors in respect of due diligence and transaction services, included in audit-related fees and other non-audit services above, of £1.5 million (2001: £6.5 million, 2000: £3.9 million) were capitalized.

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements of WPP Group plc as at December 31, 2002, 2001, and 2000 (page F-1)

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Title
1.1	Memorandum and Articles of Association of WPP Group plc. (incorporated herein by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

2.1	Amended and Restated Deposit Agreement, dated as of October 24, 1995, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) of the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on October 31, 1996 (Reg. No. 333-5906)).

2.2	Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of November 9, 1999, by and among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 1 to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on November 9, 1999 (Reg. No. 333-5906)).

2.3	Amendment No. 2 to Amended and Restated Deposit Agreement, dated October 3, 2000, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 2 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on June 30, 2000 (Reg. No. 333-5906).

2.4	Amendment No. 3 to Amended and Restated Deposit Agreement, dated May 17, 2002, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 3 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on April 19, 2002 (Reg. No. 333-5906).

Exhibit No.	Exhibit Title
2.5	Registration Agreement dated as of January 20, 2000 between Young & Rubicam Inc. and Salomon Smith Barney Inc., Bear Stearns & Co. Inc., Donaldson Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC. (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed by Young & Rubicam Inc. with the Securities and Exchange Commission on April 17, 2000 (Reg. No. 333-34948)).

2.6	Form of Amendment to Registration Agreement between Young & Rubicam Inc. and the initial purchasers of Young & Rubicam’s 3% Convertible Subordinated Notes due 2005 (incorporated herein by reference to Exhibit 4.10 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.7	Indenture dated as of January 20, 2000 between Young & Rubicam Inc. and The Bank of New York as trustee (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-14093)).

2.8	Form of 3% Convertible Subordinated Note due 2005 (incorporated herein by reference to Exhibit A to Exhibit 10.28 to Young & Rubicam Inc.’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 001-14093)).

2.9	Form of First Supplemental Indenture to the Indenture dated as of January 20, 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.7 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.10	Form of Second Supplemental Indenture to the Indenture dated as of January 20, 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.8 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 29, 2000 (File Nos. 333-43650 and 333-43640)).

2.11	Indenture dated as of July 15, 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due July 15, 2005 and 6 7/8% Notes due July 15, 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 8, 1998 (File No. 333-9058)).

2.12	Forms of 6 5/8% Notes due July 15, 2005 and 6 7/8% Notes due July 15, 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 8, 1998 (File No. 333-9058)).

2.13	Agreement of Registrant to file, if requested by Securities and Exchange Commission, indenture and form of notes relating to the issuance of 5.125% Bonds due June 2004 and the issuance of 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indentures and forms of notes relating to the issuance of 2% Convertible Bonds due April 2007 (incorporated by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001).

2.15	$750 Million Credit Facility Agreement dated September 4, 2001 (incorporated by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001).

4.1	Amended and Restated Agreement and Plan of Merger, dated as of May 11, 2000, by and among WPP Group plc, Young & Rubicam Inc., York Merger Corp. and York II Merger Corp. (incorporated herein by reference to Exhibit 2 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on August 25, 2000).

4.2	Consolidated Revolving Credit Facility Agreement, dated July 3, 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated July 4, 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred

Exhibit No.	Exhibit Title
to therein (incorporated by reference to Exhibit 1(b) of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 1999).

4.3	Revolving Credit Facility and Term Out Facility Agreement, dated August 7, 2000 (incorporated herein by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on August 28, 2000).

4.4	The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 99 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 6, 1996 (File No. 333-05368).

4.5	Leadership Equity Acquisition Plan, adopted by WPP Group plc in September 1999 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.6	WPP Group plc Performance Share Plan (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.7	2001-2003 Long Term Incentive Plan (“LTIP”) The Ogilvy Group, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.8	2001-2003 Long Term Incentive Plan (“LTIP”) J. Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.9	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.10	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.11	Amendment No. 1 to Young & Rubicam Inc. Deferred Compensation Plan effective as of November 19, 1997 (incorporated by reference to Exhibit 10.26 to Young & Rubicam’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.12	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of January 1, 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.13	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to the Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.14	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.15	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.16	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.17	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended December 31, 1999).

4.18	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended December 31, 1999).

Exhibit No.	Exhibit Title
4.19	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.20	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.21	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.22	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.23	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2000).

4.24	2002-2004 LTIP Ogilvy & Mather Participant Guide.*

4.25	2002-2004 LTIP J Walter Thompson Company, Inc. Participant Guide.*

8.1	List of subsidiaries.*

12.1	Consent of Independent Auditors.*

99.1	Certifications under Section 906 of the Sarbanes-Oxley Act of 2002.*

*	filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP Group plc

By:	/S/ P W G RICHARDSON
Paul W G Richardson Group Finance Director

June 26, 2003

SECTION 302 CERTIFICATION

I, Sir Martin Sorrell, certify that:

1.	I have reviewed this annual report on Form 20-F of WPP Group plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/S/    SIR MARTIN SORRELL

Sir Martin Sorrell

Group Chief Executive

SECTION 302 CERTIFICATION

I, Paul Richardson, certify that:

1.	I have reviewed this annual report on Form 20-F of WPP Group plc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/S/    P W G RICHARDSON

Paul Richardson

Group Finance Director

WPP GROUP plc

INDEX TO FINANCIAL STATEMENTS

ITEM 18.

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF WPP GROUP PLC

We have audited the accompanying consolidated balance sheets of WPP Group plc and its subsidiaries as of 31 December 2002, 2001 and 2000, and the related consolidated statements of income, total recognised gains and losses, reconciliation of movements in Shareholders’ funds and cash flows for each of the three years in the period ended 31 December 2002 (all expressed in British Pounds Sterling). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of 31 December 2002, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2002, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended 31 December 2002 and the determination of shareholders’ equity at 31 December 2002, to the extent summarized on pages F-26 to F-34 below.

Deloitte & Touche

Chartered Accountants

London, England

16 May 2003

Accounting policies

The consolidated financial statements of WPP Group plc (“WPP”) have been prepared in accordance with applicable accounting standards in the UK (UK GAAP). Unless the context otherwise requires, the terms “Company” and “Group” as used herein shall mean WPP and its subsidiaries. A summary of the Group’s principal accounting policies, which have been applied consistently throughout the year and the preceding year is set out below.

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

For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required.

The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2002 would have been a charge of £231.0 million (2001: £182.0 million, 2000: £27.0 million).

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future.

Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

Freehold buildings – 2% per annum

Accounting policies (continued)

Leasehold land and buildings – over the term of the lease or life of the asset, if shorter

Fixtures, fittings and equipment – 10-33% per annum

Computer equipment – 33% per annum

Investments

Except as stated below, fixed asset investments are shown at cost less impairment.

The Group’s share of the profits less losses of associated undertakings is included in the consolidated profit and loss account and the investments are shown in the consolidated balance sheet as the Group’s share of the net assets. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

Current asset investments are stated at the lower of cost and net realisable value.

Stocks and work in progress

Work in progress is valued at cost or on a percentage of completion basis. Cost includes outlays incurred on behalf of clients and an appropriate proportion of direct costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value.

Debtors

Debtors are stated net of provisions for bad and doubtful debts.

Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes. For a forward foreign exchange contract to be treated as a hedge the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s financial statements.

For an interest rate swap to be treated as a hedge the instrument must be related to actual assets or liabilities or a probable commitment and must change the nature of the interest rate by converting a fixed rate to a variable rate or vice versa. Interest differentials under these swaps are recognised by adjusting net interest payable over the periods of the contracts.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

Turnover, cost of sales and revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group’s advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this frequently has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Accounting policies (continued)

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

Information, insight & consultancy

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

Current taxation

Corporate taxes are payable on taxable profits at current rates.

Deferred taxation

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more taxation in the future or a right to pay less taxation in the future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in taxation assessments in periods different from those in which they are recognised in the financial statements. A net deferred taxation asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred taxation is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxation is measured on a non-discounted basis.

Incentive plans

The Group’s share based incentive plans are accounted for in accordance with Urgent Issues Task Force (‘UITF’) Abstract 17 ‘Employee Share Schemes’. The cost of shares acquired by the Group’s ESOP trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the Group’s profit and loss account over the period to which the employee’s performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

Pension costs

The Group accounts for pension schemes in accordance with FRS 17 (Retirement Benefits).

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

Accounting policies (continued)

losses are recognised immediately in the statement of total recognised gains and losses.

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred taxation, is presented separately after other net assets on the face of the balance sheet.

Finance leases

Where assets are financed by leasing agreements that give rights approximating to ownership (‘finance leases’) the assets are treated as if they have been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account as it is incurred.

Operating leases

Operating lease rentals are charged to the profit and loss account on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded in local currency at current exchange rates. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets, and on foreign currency borrowings to the extent that they hedge the Groups’ investment in such operations, and results for the year are reported in the Statement of Total Recognised Gains and Losses. ■

Consolidated income statements

For the years ended 31 December 2002, 2001 and 2000

	Notes	2002 £m		2001 £m		2000 £m

Turnover (gross billings)	1	18,028.7		20,886.9		13,949.4

Cost of sales		(14,120.4)		(16,865.2)		(10,968.7)

Revenue	1	3,908.3		4,021.7		2,980.7

Direct costs		(218.2)		(232.0)		(244.6)

Gross profit		3,690.1		3,789.7		2,736.1

Operating costs excluding goodwill amortisation and impairment	2	(3,239.9)		(3,269.4)		(2,341.6)

Goodwill amortisation and impairment	2	(177.7)		(14.8)		(15.1)

Operating profit		272.5		505.5		379.4

Income from associates	15	30.0		40.8		38.0

Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs		302.5		546.3		417.4

Profits on disposal of fixed assets	4	9.2		6.8		–

Amounts written off fixed asset investments	4	(19.9)		(70.8)		–

Net interest payable and similar charges on net borrowings		(79.6)		(67.5)		(50.3)

Net interest charges on defined benefit pension schemes		(6.8)		(3.8)		(1.4)

Net interest payable and similar charges	5	(86.4)		(71.3)		(51.7)

Profit on ordinary activities before taxation		205.4		411.0		365.7

Taxation on profit on ordinary activities	6	(103.4)		(126.1)		(109.7)

Profit on ordinary activities after taxation		102.0		284.9		256.0

Minority interests		(14.0)		(13.7)		(11.3)

Profit attributable to ordinary share owners		88.0		271.2		244.7

Ordinary dividends	7	(62.5)		(51.6)		(37.8)

Retained profit for the year transferred to reserves	25	25.5		219.6		206.9

PBIT[1]	1	480.2		561.1		432.5

PBIT[1] margin		12.3%		14.0%		14.5%

PBT[1]		400.6		493.6		382.2

Headline earnings per share[2]	8

Basic earnings per ordinary share		25.5	p	32.1	p	31.3	p

Diluted earnings per ordinary share		24.9	p	30.9	p	30.3	p

Standard earnings per share	8

Basic earnings per ordinary share		7.9	p	24.6	p	29.3	p

Diluted earnings per ordinary share		7.7	p	23.7	p	28.4	p

Headline earnings per ADR[2]

Basic earnings per ADR		127.5	p	160.5	p	156.5	p

Diluted earnings per ADR		124.5	p	154.5	p	151.5	p

Standard earnings per ADR

Basic earnings per ADR		39.5	p	123.0	p	146.5	p

Diluted earnings per ADR		38.5	p	118.5	p	142.0	p

UK GAAP refers to the income statement as the ‘profit and loss account’. The accompanying notes form an integral part of this profit and loss account.

There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners’ funds are set out in note 25.

No operations with a material impact on the Group’s results were acquired or discontinued during 2002 or 2001. For 2000, aggregated figures for acquisitions were revenue of £438.9 million, operating profit of £61.5 million and PBIT of £66.4 million.

Notes

[1]	PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs.

PBT: Profit on ordinary activities before taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes.

The calculation of PBIT and PBT is set out in note 28.

[2]	Headline earnings per ordinary share and ADR excludes goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes. The calculation of headline earnings is set out in note 28.

Consolidated cash flow statements

For the years ended 31 December 2002, 2001 and 2000

	Notes	2002 £m	2001 £m	2000 £m

Operating profit		272.5	505.5	379.4

Depreciation		116.6	109.9	63.8

Goodwill amortisation and impairment charges		177.7	14.8	15.1

Movements in working capital and provisions	10	210.5	(458.0)	164.8

Loss on sale of tangible fixed assets		2.6	1.7	1.3

Net cash inflow from operating activities		779.9	173.9	624.4

Dividends received from associates		9.4	14.7	7.6

Returns on investments and servicing of finance	11	(78.2)	(56.4)	(66.0)

UK and overseas tax paid		(85.0)	(77.5)	(81.4)

Capital expenditure and financial investment	11	(157.9)	(217.2)	(199.1)

Acquisitions and disposals	11	(277.3)	(730.3)	(281.0)

Equity dividends paid		(55.6)	(44.4)	(25.6)

Net cash inflow/(outflow) before management of liquid resources and financing		135.3	(937.2)	(21.1)

Management of liquid resources	9	(113.6)	(76.8)	–

Net cash inflow from financing	11	213.9	499.0	204.6

Increase/(decrease) in cash and overdrafts for the year		235.6	(515.0)	183.5

Translation difference		(0.4)	10.7	35.1

Balance of cash and overdrafts at beginning of year		265.7	770.0	551.4

Balance of cash and overdrafts at end of year		500.9	265.7	770.0

Reconciliation of net cash flow to movement in net debt:

Increase/(decrease) in cash and overdrafts for the year		235.6	(515.0)	183.5

Cash outflow from increase in liquid resources	9	113.6	76.8	–

Cash inflow from increase in debt financing		(201.2)	(430.0)	(126.6)

Debt acquired		–	–	(194.9)

Other movements		(8.8)	(1.1)	(1.9)

Translation difference		23.2	8.8	23.4

Movement in net debt in the year		162.4	(860.5)	(116.5)

Net (debt)/funds at beginning of year	9	(885.1)	(24.6)	91.9

Net debt at end of year	9	(722.7)	(885.1)	(24.6)

The accompanying notes form an integral part of this cash flow statement.

Consolidated statements of total recognised

gains and losses

For the years ended 31 December 2002, 2001 and 2000

	Notes	2002 £m	2001 £m	2000 £m

Profit for the financial year		88.0	271.2	244.7

Exchange adjustments on foreign currency net investments	25	82.3	(80.6)	(133.0)

Actuarial loss on defined benefit pension schemes in accordance with FRS 17 (Retirement Benefits)	25	(52.8)	(43.0)	(27.0)

Total recognised gains and losses relating to the year		117.5	147.6	84.7

The accompanying notes form an integral part of this statement of total recognised gains and losses.

Consolidated balance sheets

At 31 December 2002, 2001 and 2000

	Notes	2002 £m	2001 £m	2000 £m

Fixed assets

Intangible assets

Corporate brands	13	950.0	950.0	950.0

Goodwill	13	4,407.0	4,439.9	3,497.3

Tangible assets	14	377.3	432.8	390.2

Investments	15	628.7	553.5	551.5

		6,363.0	6,376.2	5,389.0

Current assets

Stocks and work in progress	16	291.6	236.9	241.1

Debtors	17	2,256.4	2,391.8	2,181.0

Trade debtors within working capital facility:	18

Gross debts		385.7	331.0	464.9

Non-returnable proceeds		(217.4)	(82.5)	(231.6)

		168.3	248.5	233.3

Current asset investments (short-term bank and escrow deposits)	9	190.4	76.8	–

Cash at bank and in hand		689.1	585.6	1,067.6

		3,595.8	3,539.6	3,723.0

Creditors: amounts falling due within one year	19	(4,120.1)	(4,322.0)	(4,252.4)

Net current liabilities		(524.3)	(782.4)	(529.4)

Total assets less current liabilities		5,838.7	5,593.8	4,859.6

Creditors: amounts falling due after more than one year (including convertible bonds)	20	(1,837.5)	(1,711.5)	(1,279.6)

Provisions for liabilities and charges	21	(102.0)	(106.1)	(98.2)

Net assets excluding pension provision		3,899.2	3,776.2	3,481.8

Pension provision	22	(184.8)	(135.3)	(87.7)

Net assets including pension provision		3,714.4	3,640.9	3,394.1

Capital and reserves

Called up share capital	24,25	115.7	115.0	111.2

Share premium account	25	836.6	805.2	709.0

Shares to be issued	25	195.7	238.6	386.7

Merger reserve	25	2,869.3	2,824.7	2,630.2

Other reserves	25	(254.3)	(336.8)	(256.2)

Profit and loss account	25	(87.4)	(46.9)	(211.0)

Equity share owners’ funds		3,675.6	3,599.8	3,369.9

Minority interests		38.8	41.1	24.2

Total capital employed		3,714.4	3,640.9	3,394.1

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board on 14 May 2003:

Sir Martin Sorrell	P W G Richardson
Group chief executive	Group finance director

Consolidated statements of share owners’ funds

For the years ended 31 December 2002, 2001 and 2000

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Profit and loss account £m	Total £m

Balance at 1 January 2000	77.5	602.9	–	121.3	(123.2)	(345.3)	333.2

2000 movements

Ordinary shares issued in respect of acquisitions	30.2	–	547.3	2,383.3	–	–	2,960.8

Exercises of options granted on acquisition of Young & Rubicam Inc	2.9	62.5	(160.6)	160.6	–	(13.9)	51.5

Share issue costs charged to merger reserve	–	–	–	(35.0)	–	–	(35.0)

Other ordinary shares issued	0.6	43.6	–	–	–	(31.7)[1]	12.5

Currency translation movement	–	–	–	–	(133.0)	–	(133.0)

Retained profit for the financial year	–	–	–	–	–	206.9	206.9

Actuarial loss on defined benefit schemes	–	–	–	–	–	(27.0)	(27.0)

Balance at 31 December 2000	111.2	709.0	386.7	2,630.2	(256.2)	(211.0)	3,369.9

2001 movements

Ordinary shares issued in respect of acquisitions	0.7	–	1.6	62.4	–	–	64.7

Share issue costs charged to merger reserve	–	–	–	(1.0)	–	–	(1.0)

Other ordinary shares issued	3.1	96.2	(149.7)	133.1	–	(14.5)[1]	68.2

Currency translation movement	–	–	–	–	(80.6)	–	(80.6)

Retained profit for the financial year	–	–	–	–	–	219.6	219.6

Actuarial loss on defined benefit schemes	–	–	–	–	–	(43.0)	(43.0)

Write-back of goodwill on disposals of interest in associate undertaking	–	–	–	–	–	2.0	2.0

Balance at 31 December 2001	115.0	805.2	238.6	2,824.7	(336.8)	(46.9)	3,599.8

2002 movements

Ordinary shares issued in respect of acquisitions	0.2	–	–	8.0	–	–	8.2

Other ordinary shares issued	0.7	32.4	(42.9)	39.0	–	(4.9)[1]	24.3

Share issue costs charged to share premium account or merger reserve	–	(1.0)	–	(2.4)	–	–	(3.4)

Share cancellations	(0.2)	–	–	–	0.2	(8.3)	(8.3)

Currency translation movement	–	–	–	–	82.3	–	82.3

Retained profit for the financial year	–	–	–	–	–	25.5	25.5

Actuarial loss on defined benefit schemes	–	–	–	–	–	(52.8)	(52.8)

Balance at 31 December 2002	115.7	836.6	195.7	2,869.3	(254.3)	(87.4)	3,675.6

Other reserves at 31 December 2002 comprise: currency translation deficit £255.8 million (2001: £338.1 million, 2000: £257.5 million) and capital redemption reserve £1.5 million (2001: £1.3 million, 2000: £1.3 million).

The cumulative amount of goodwill written off against the Group’s reserves, net of that relating to undertakings disposed of, is £1,158.4 million (2001: £1,158.4 million, 2000: £1,160.4 million).

Notes

[1]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

Notes to the consolidated financial statements

For the years ended 31 December 2002, 2001 and 2000

1 Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services. These services include Advertising and Media investment management, Information, insight & consultancy, Public relations & public affairs, and Branding & identity, Healthcare and Specialist communications. The Group derives a substantial proportion of its revenue and operating income from the US, the UK and Continental Europe and the Group’s performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:

	2002 £m	Change %	2001 £m	Change %	2000 £m

Turnover

UK	1,689.9	1.5	1,664.6	24.6	1,336.3

US	7,711.2	(28.0)	10,708.6	77.8	6,023.8

Continental Europe	5,525.8	24.3	4,445.0	32.9	3,344.3

Canada, Asia Pacific, Latin America, Africa & Middle East	3,101.8	(23.8)	4,068.7	25.4	3,245.0

	18,028.7	(13.7)	20,886.9	49.7	13,949.4

Revenue

UK	619.2	(1.3)	627.3	17.8	532.4

US	1,655.0	(6.1)	1,763.1	38.4	1,273.6

Continental Europe	929.6	6.7	870.9	48.5	586.3

Canada, Asia Pacific, Latin America, Africa & Middle East	704.5	(7.4)	760.4	29.2	588.4

	3,908.3	(2.8)	4,021.7	34.9	2,980.7

PBIT[1]

UK	67.5	(8.7)	73.9	5.1	70.3

US	239.2	(7.1)	257.6	28.6	200.3

Continental Europe	99.7	(16.7)	119.7	45.8	82.1

Canada, Asia Pacific, Latin America, Africa & Middle East	73.8	(32.8)	109.9	37.7	79.8

	480.2	(14.4)	561.1	29.7	432.5

There is no material difference between turnover determined by origin and that determined by destination.

Contributions by operating sector were as follows:

	2002 £m	Change %	2001 £m	Change %	2000 £m

Turnover

Advertising and Media investment management	14,878.4	(14.2)	17,347.8	51.4	11,455.6

Information, insight & consultancy	627.1	(17.2)	757.8	46.4	517.5

Public relations & public affairs	568.6	(7.9)	617.5	46.2	422.5

Branding & identity, Healthcare and Specialist communications	1,954.6	(9.7)	2,163.8	39.3	1,553.8

	18,028.7	(13.7)	20,886.9	49.7	13,949.4

Revenue

Advertising and Media investment management	1,810.0	(1.7)	1,841.5	31.6	1,399.0

Information, insight & consultancy	598.6	1.4	590.3	15.3	512.1

Public relations & public affairs	447.6	(10.9)	502.1	52.1	330.1

Branding & identity, Healthcare and Specialist communications	1,052.1	(3.3)	1,087.8	47.1	739.5

	3,908.3	(2.8)	4,021.7	34.9	2,980.7

PBIT[1]

Advertising and Media investment management	274.7	(14.0)	319.4	37.2	232.8

Information, insight & consultancy	42.4	(26.4)	57.6	11.6	51.6

Public relations & public affairs	46.5	(3.7)	48.3	11.8	43.2

Branding & identity, Healthcare and Specialist communications	116.6	(14.1)	135.8	29.5	104.9

	480.2	(14.4)	561.1	29.7	432.5

Notes

[1]	PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The calculation of PBIT is set out in note 28.

Notes to the consolidated financial statements (continued)

2 Operating costs

	2002 £m	2001 £m	2000 £m

Total staff costs (note 3)	2,230.0	2,268.9	1,616.2

Establishment costs	329.4	313.6	216.8

Other operating expenses (net)	677.9	685.2	507.3

Loss on sale of tangible fixed assets	2.6	1.7	1.3

Operating costs excluding goodwill amortisation and impairment	3,239.9	3,269.4	2,341.6

Goodwill amortisation and impairment	177.7	14.8	15.1

Total operating costs	3,417.6	3,284.2	2,356.7

Operating expenses include:

Depreciation of tangible fixed assets	116.6	109.9	63.8

Goodwill amortisation	32.0	14.8	6.6

Goodwill impairment	145.7	–	8.5

Operating lease rentals:

Land and buildings (excluding real estate taxation)	207.4	186.7	125.2

Plant and machinery	45.7	44.2	31.6

	253.1	230.9	156.8

All of the operating costs of the Group are related to administrative expenses.

The impairment charge relates to a number of under-performing businesses in the Information, insight & consultancy, and Branding & identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. £120.6 million (more than 80%) of the impairment charge relates to goodwill that was previously being amortised. Note 13 gives further information on the Group’s 2002 impairment review.

	2002 £m Current auditors	2002[1] £m Previous auditors	2001[1] £m	2000[1] £m

Auditors’ remuneration:

Services as auditors	5.4	–	5.1	3.7

Further assurance services[2]	0.3	1.9	6.3	3.7

	5.7	1.9	11.4	7.4

Non-audit services:

Tax advisory	1.6	1.1	3.7	2.3

Consulting	0.3	0.6	1.7	0.4

	7.6	3.6	16.8	10.1

Notes

[1]	Arthur Andersen resigned as auditors on 24 June 2002. These amounts were paid to them in their capacity as auditors for the years ended 31 December 2001 and 2000.
[2]	Further assurance services comprise due diligence and transaction support services.

All non-audit services require pre-approval by the Audit committee.

Auditors other than Deloitte & Touche and Arthur Andersen were paid £0.2 million (2001: £0.5 million, 2000: £0.4 million) for audit services. In 2002 fees paid to auditors in respect of due diligence and transaction services, included in further assurance and other non-audit services above, of £1.5 million (2001: £6.5 million, 2000: £3.9 million) were capitalised.

2 Operating costs (continued)

Depreciation segment information

The following table shows depreciation expense attributable to each of the Company’s operating sectors:

	2002 £m	2001 £m	2000 £m

Advertising and Media investment management	51.9	48.3	30.6

Information, insight & consultancy	17.8	18.1	10.8

Public relations & public affairs	14.9	14.1	6.5

Branding & identity, Healthcare and Specialist communications	32.0	29.4	15.9

	116.6	109.9	63.8

Goodwill amortisation segment information

The following table shows goodwill amortisation attributable to each of the Company’s operating sectors:

	2002 £m	2001 £m	2000 £m

Advertising and Media investment management	0.8	–	–

Information, insight & consultancy	8.4	3.9	–

Public relations & public affairs	1.2	0.7	–

Branding & identity, Healthcare and Specialist communications	21.6	10.2	6.6

	32.0	14.8	6.6

Minimum committed annual rentals

Amounts payable (net of taxation) in 2003 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2003 £m	2002 £m	2001 £m	2003 £m	2002 £m	2001 £m

In respect of operating leases which expire:

– within one year	8.8	7.6	5.4	20.5	33.4	10.2

– within two to five years	22.2	20.8	16.2	88.9	72.1	39.1

– after five years	1.8	1.4	0.3	73.9	90.9	62.3

	32.8	29.8	21.9	183.3	196.4	111.6

Future minimum annual amounts payable (net of taxation) under all lease commitments in existence at 31 December 2002 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m

Year ended 31 December

2003	216.1	(16.9)	199.2

2004	173.2	(15.7)	157.5

2005	148.0	(13.7)	134.3

2006	114.6	(10.3)	104.3

2007	87.5	(7.5)	80.0

Later years (to 2013)	260.1	(27.1)	233.0

	999.5	(91.2)	908.3

Notes to the consolidated financial statements (continued)

3 Our people

Our staff numbers averaged 50,417 against 50,487 in 2001, including acquisitions. Their geographical distribution was as follows:

	2002 Number	2001 Number	2000 Number

UK	6,783	6,797	5,425

US	13,535	14,831	11,058

Continental Europe	13,908	13,006	7,985

Canada, Asia Pacific, Latin America, Africa & Middle East	16,191	15,853	11,689

	50,417	50,487	36,157

At the end of 2002 staff numbers were 49,439 compared with 51,009 in 2001.

Total staff costs were made up as follows:

	2002 £m	2001 £m	2000 £m

Wages and salaries	1,604.7	1,664.0	1,125.1

Payments and provisions charged under short-and long-term incentive plans	90.1	81.1	118.3

Social security costs	181.7	182.2	120.5

Other pension costs (note 22)	60.6	55.7	39.4

Other staff costs	292.9	285.9	212.9

	2,230.0	2,268.9	1,616.2

Staff cost to revenue ratio	57.1%	56.4%	54.2%

4 Fixed asset gains, write-down of fixed asset investments and other items impacting Quality of Earnings

Disposal of freehold properties and fixed asset investments

The profits on disposal of fixed assets comprise:

	2002 £m	2001 £m	2000 £m

Profits on disposal of freehold properties	3.6	–	–

Profits on disposal of investments	5.6	6.8	–

	9.2	6.8	–

Profits were realised on the disposal of two freehold properties in the UK and on a number of minority investments in new media and marketing services companies in the US and UK.

Write-down of fixed asset investments

Amounts written off fixed asset investments of £19.9 million (2001: £70.8 million, 2000: £nil) relate to write-downs on certain non-core minority investments in new media companies and other technology ventures in light of the continuing decline in technology equity valuations. Following these write-downs, investments in which the Group has less than a 20% interest amount to £25.0 million (note 15).

These transactions did not have a material effect on the Group’s tax charge (2001: £8.6 million charge, 2000: £nil) or minority interest (2001: £nil, 2000: £nil).

Other items

During the year, the Group continued to take measures to reduce its fixed and variable cost base in response to the continuing global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected. These items principally comprised property rationalisation costs and severance payments. In addition, due to the above market factors, amounts were written off trade receivables and other current assets.

At the same time the Group has released £13.0 million (2001: £22.5 million, 2000: £7.9 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2001.

5 Net interest payable and similar charges

	2002 £m	2001 £m	2000 £m

On bank loans and overdrafts, and other loans

– repayable within five years, by instalments	6.3	6.2	3.2

– repayable within five years, not by instalments	33.8	44.8	38.7

– on all other loans (including corporate and convertible bonds)	67.7	39.9	14.7

Interest payable of associate undertakings	1.8	0.7	–

Total interest payable	109.6	91.6	56.6

Interest receivable of associate undertakings	(2.2)	(1.7)	(0.2)

Gain on purchase of Eurobond	(1.2)	–	–

Interest receivable	(31.0)	(33.5)	(22.3)

Net interest payable	75.2	56.4	34.1

Charges in respect of working capital facilities	4.4	11.1	16.2

Net interest payable and similar charges on net borrowings	79.6	67.5	50.3

Net interest charges on defined benefit pension schemes (note 22)	6.8	3.8	1.4

	86.4	71.3	51.7

Interest payable on the Group’s borrowings, other than the bonds, is payable at a margin of between 0.4% and 0.475% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $300 million of USA bonds at a weighted average of 6.71%, €955 million of Eurobonds at a rate of 5.68% (prior to interest rate swaps (note 9)), £450 million of convertible bonds at 3% (including redemption premium accrual and prior to the cross-currency swaps (note 9)) and $287.5 million of convertible bonds at a rate of 3%.

Average borrowings under the Syndicated Revolving Credit Facilities (note 9) amounted to $388.7 million at an average interest rate of 2.6% (2001: 4.7%, 2000: 6.2%) inclusive of margin.

Derivative financial instruments

	2002 €	2002 $	2001 €	2001 $	2000 $

Interest rate swaps

Notional principal amount	€400m	$200m	€400m	$250m	$350m

Average pay rate	EURIBOR +0.81%	6.22%	EURIBOR +0.81%	6.2%	6.17%

Average receive rate	6.0%	LIBOR	6.0%	LIBOR	LIBOR

Average term	67 months	0.4 months	79 months	10 months	5 months

Latest maturity date	Jun 2008	Jan 2003	Jun 2008	Jan 2003	Jan 2003

	2002 £/€	2002 £/$	2002 £/$	2002 £/Yen

Cross currency swaps

£ Principal receivable	£31.055m	£52.668m	£163.501m	£47.934m

Currency principal payable	€50m	$75m	$235m	Yen9,000m

Currency rate payable	EURIBOR –2.0775%	LIBOR –2.068%	LIBOR –1.7775%	FIXED –1.2925%

£ rate receivable	3.43%	3.43%	3.43%	3.43%

The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt. The Group also entered cross-currency swap agreements to match the currency of its debt with the currency of its cash flows.

The differential paid or received by the Group on the interest element of the swap agreements is charged/(credited) to interest expense in the year to which it relates.

The term of such instruments is not greater than the term of the debt being hedged and any anticipated refinancing or extension of the debt.

Notes to the consolidated financial statements (continued)

5 Net interest payable and similar charges (continued)

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings.

Other than the above, the Group has no significant utilisation of interest rate derivative financial instruments.

The fair value of derivatives is disclosed in note 23.

6 Tax on profit on ordinary activities

The tax charge is based on the profit for the year and comprises:

	2002 £m	2001 £m	2000 £m

Corporation tax at 30% (2001: 30%, 2000: 30%)	22.3	24.9	6.4

Deferred taxation	(1.5)	(5.5)	(10.6)

Overseas taxation	71.5	97.2	100.3

Tax on profits of associate companies	11.1	16.4	13.6

Tax on investment gains and other items (note 4)	–	(6.9)	–

	103.4	126.1	109.7

Effective tax rate on profit before tax	50.3%	30.7%	30.0%

Effective tax rate on headline profit before tax (note 28)	25.8%	26.9%	28.7%

Total current tax	93.8	122.1	106.7

Total deferred tax	(1.5)	(5.5)	(10.6)

Share of associates tax	11.1	16.4	13.6

Tax on investment gains and other items	–	(6.9)	–

Total tax on profits on ordinary activities	103.4	126.1	109.7

Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2001: 30%, 2000: 30%)	52.6	111.1	98.3

Effects of:
Utilisation of tax losses brought forward	(1.3)	(16.1)	(9.7)

Unused tax losses carried forward	11.1	22.9	9.4

Y&R acquisition attributes	(27.6)	(32.1)	–

Differences between UK and overseas statutory tax rates	17.3	19.4	12.8

Permanent differences between expenditures charged in arriving at income and expenditure allowed for tax purposes	41.7	16.9	(4.1)

Total current tax	93.8	122.1	106.7

The Group obtains tax deductions in certain jurisdictions that are permanent differences and hence are not included within the potential deferred tax asset disclosed in note 17. The gross amount of these unutilised deductions is £436.7 million.

7 Ordinary dividends

	2002	2001	2000	2002 £m	2001 £m	2000 £m

Per share	Pence per share

Interim dividend paid	1.73p	1.44p	1.20p	20.0	16.4	9.3

Final dividend proposed	3.67p	3.06p	2.55p	42.5	35.2	28.5

	5.40p	4.50p	3.75p	62.5	51.6	37.8

Per ADR[1]	Cents per ADR			$m	$m	$m

Interim dividend paid	13.0¢	10.4¢	9.1¢	30.1	23.6	14.1

Final dividend proposed	27.6¢	22.0¢	19.3¢	63.9	50.7	43.2

	40.6¢	32.4¢	28.4¢	94.0	74.3	57.3

Notes

[1]	These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in item 3. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

8 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 ‘Earnings per Share’.

Headline basic earnings per share have been calculated using earnings of £88.0 million (2001: £271.2 million, 2000: £244.7 million), and adjusted for goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes of £195.2 million (2001: £82.6 million, 2000: £16.5 million). The weighted average number of shares in issue used was 1,110,556,878 shares (2001: 1,101,937,750 shares, 2000: 834,280,801 shares).

Headline diluted earnings per share have been calculated using earnings of £88.0 million (2001: £271.2 million, 2000: £244.7 million) and adjusted for goodwill amortisation and impairment, fixed asset gains and write-downs and net interest charges on defined benefit pension schemes of £195.2 million (2001: £82.6 million, 2000: £16.5 million). The weighted average number of shares in issue used was 1,136,548,459 shares (2001: 1,157,080,255 shares, 2000: 865,978,000 shares).

This takes into account the exercise of employee share options, where these are expected to dilute earnings, and convertible debt. For the year ended 31 December 2002 both the $287.5 million convertible bond and the £450 million convertible bond were accretive to earnings and therefore excluded from the calculation. For the years ended 31 December 2001 and 31 December 2000 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by £3.6 million (2000: £0.9 million) for the purposes of this calculation.

Standard basic earnings per share have been calculated using earnings of £88.0 million (2001: £271.2 million, 2000: £244.7 million) and weighted average shares in issue during the period of 1,110,556,878 shares (2001: 1,101,937,750 shares, 2000: 834,280,801 shares).

Standard diluted earnings per share have been calculated using earnings of £88.0 million (2001: £271.2 million, 2000: £244.7 million). The weighted average number of shares used was 1,136,548,459 shares (2001: 1,157,080,255 shares, 2000: 865,978,000 shares). This takes into account the exercise of employee share options where these are expected to dilute earnings and convertible debt. For the year ended 31 December 2002 both the $287.5 million convertible bond and the £450 million convertible bond were accretive to earnings and therefore excluded from the calculation. For the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by £3.6 million (2000: £0.9 million) for the purposes of this calculation.

Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

At 31 December 2002 there were 1,157,325,640 ordinary shares in issue.

9 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

	2002 Shares £m	2002 Debt £m	2001 Shares £m	2001 Debt £m	2000 Shares £m	2000 Debt £m

Analysis of changes in financing

Beginning of year	920.2	1,227.6	820.2	794.6	680.4	459.5

Shares issued in respect of acquisitions	0.2	–	0.7	–	30.2	–

Share cancellations	(0.2)	–	–	–	–	–

Share issue costs paid	(1.0)	–	–	–	–	–

Other issues of share capital	33.1	–	99.3	–	109.6	–

Increase in drawings on bank loans and convertible bonds	–	210.7	–	439.0	–	126.6

Debt acquired	–	–	–	–	–	194.9

Net amortisation/(payment) of financing costs included in net debt	–	(0.7)	–	(8.0)	–	0.5

Exchange adjustments on long-term borrowings	–	(23.6)	–	2.0	–	13.1

End of year	952.3	1,414.0	920.2	1,227.6	820.2	794.6

Notes to the consolidated financial statements (continued)

9 Sources of finance (continued)

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2002, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £952.3 million (2001: £920.2 million, 2000: £820.2 million), further details of which are disclosed in notes 24 and 25.

Debt

USA bond The Group has in issue $200 million of 6.625% Notes due 2005 and $100 million of 6.875% Notes due 2008.

Eurobond The Group has in issue €350 million of 5.125% bonds due 2004 and €605 million bonds of 6.0% due 2008. During 2002, the Group purchased €45 million of the 6% bonds due 2008 in the open market at a price of 94.72%. The total cost of these market purchases was €43.6 million including accrued interest. The gain recorded was €2.3 million and was included within interest income in the profit and loss account.

Revolving Credit Facilities The Group’s debt is also funded by a five-year $750 million Revolving Credit Facility due September 2006. A facility of £360 million, arranged during 2001 to acquire Tempus Group plc, was cancelled as at April 2002. The Group’s syndicated borrowings drawn down, predominantly in US dollars, under these agreements averaged $388.7 million (2001: $533.7 million, 2000: $422.0 million). The Group had available undrawn committed facilities of £466 million at 31 December 2002 (2001: £664 million, 2000: £407 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

Convertible debt

In October 2000, with the purchase of Young & Rubicam Inc, the Group acquired $287.5 million of 3% convertible bonds due 15 January 2005. At the option of the holder, the bonds are convertible into 3,272,400 WPP ADRs at a conversion price of $87.856. The bonds may be redeemed at WPP’s option on or after 20 January 2003. Interest on the bonds is payable on 15 January and 15 July of each year, beginning on 15 July 2000. The bonds are unsecured obligations of Y&R and are guaranteed by WPP.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible into 41,860,465 WPP ordinary shares at an initial share price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above.

Current asset investments/liquid resources

At 31 December 2002, the Group had £190.4 million (2001: £76.8 million, 2000: £Nil) of cash deposits with a maturity greater than 24 hours.

The following table is an analysis of net funds with debt analysed by year of repayment:

	2002 £m	Change[1] in year £m	2001 £m	Change in year £m	2000 £m

Debt

Within one year	(11.5)	(11.5)	–	–	–

Between one and two years	(227.4)	(5.7)	(221.7)	(221.7)	–

Between two and three years	(302.3)	(90.3)	(212.0)	190.8	(402.8)

Between three and four years	–	334.0	(334.0)	(334.0)	–

Between four and five years	(420.1)	(420.1)	–	324.9	(324.9)

Over five years	(452.7)	7.2	(459.9)	(393.0)	(66.9)

Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(1,414.0)	(186.4)	(1,227.6)	(433.0)	(794.6)

Short-term overdrafts – within one year	(188.2)	131.7	(319.9)	(22.3)	(297.6)

Debt financing	(1,602.2)	(54.7)	(1,547.5)	(455.3)	(1,092.2)

Cash at bank and in hand	689.1	103.5	585.6	(482.0)	1,067.6

Current asset investments	190.4	113.6	76.8	76.8	–

Net debt	(722.7)	162.4	(885.1)	(860.5)	(24.6)

9 Sources of finance (continued)

Notes

[1]	Includes £Nil (2001: £Nil) of debt, £2.1 million (2001: £86.5 million) of short-term overdrafts and £64.9 million (2001: £65.4 million) of cash at bank acquired.

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2002 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]

$ – fixed	489.1[2]	5.23%	n/a	26

– floating	285.7[2]	n/a	LIBOR	n/a

	£154.8	3%	n/a	52

€ – fixed	361.7	5.45%	n/a	36

– floating	293.3	n/a	EURIBOR	n/a

¥ – floating	47.1	n/a	LIBOR	n/a

Other	(0.3)	n/a	VARIOUS	n/a

	1,631.4

2001 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]

$ – fixed	486.5[2]	5.11%	n/a	40

– floating	51.6	n/a	LIBOR	n/a

	£130.0	n/a	LIBOR	n/a

€ – fixed	367.6	5.49%	n/a	50

– floating	275.7	n/a	EURIBOR	n/a

Other	(1.3)	n/a	Various	n/a

	1,310.1

2000 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]

$ – fixed	624.9[2]	5.37%	n/a	42

– floating	148.0	n/a	LIBOR	n/a

	£178.0	n/a	LIBOR	n/a

	€71.6	n/a	LIBOR	n/a

Other	3.7	n/a	various	n/a

	1,026.2

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility as described in note 18.

Notes to the consolidated financial statements (continued)

10 Reconciliation of operating profit to net cash inflow

from operating activities

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

	2002 £m	2001 £m	2000 £m

Changes in working capital and provisions

(Increase)/decrease in stocks and work in progress	(70.7)	18.1	(14.7)

Increase in debtors	(18.1)	(4.7)	(434.9)

Increase/(decrease) in creditors – short term	307.4	(473.4)	537.8

– long term	0.6	(25.4)	1.7

(Decrease)/increase in provisions	(8.7)	27.4	74.9

Decrease/(increase) in working capital and provisions	210.5	(458.0)	164.8

The main reconciliation is disclosed along with the cash flow statements.

11 Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings:

	2002 £m	2001 £m	2000 £m

Returns on investments and servicing of finance

Interest and similar charges paid	(98.9)	(84.2)	(76.2)

Interest received	32.7	38.6	17.9

Dividends paid to minorities	(12.0)	(10.8)	(7.7)

Net cash outflow	(78.2)	(56.4)	(66.0)

Capital expenditure and financial investment

Purchase of tangible fixed assets (note 14)	(100.5)	(118.1)	(111.9)

Purchase of own shares by ESOP trust (note 15)	(67.6)	(103.3)	(94.1)

Proceeds from sale of tangible fixed assets and other movements	10.2	4.2	6.9

Net cash outflow	(157.9)	(217.2)	(199.1)

Acquisition and disposals

Initial cash consideration for acquisitions	(141.2)	(616.0)	(161.3)

Earnout payments	(82.4)	(74.1)	(40.3)

Loan note redemptions	(93.7)	(2.7)	(4.9)

Less cash/(overdraft) acquired	62.8	(21.1)	(33.6)

Purchase of other investments	(26.1)	(43.2)	(40.9)

Proceeds from disposal of other investments	3.3	26.8	–

Net cash outflow	(277.3)	(730.3)	(281.0)

Financing activities

(Reduction)/increase in drawings on bank loans	(239.3)	(175.3)	126.6

Financing and share issue costs	(12.9)	(8.8)	–

Proceeds from issue of shares	24.4	69.0	78.0

Proceeds from issue of Eurobond	–	614.1	–

Proceeds from issue of convertible bond	450.0	–	–

Share cancellations	(8.3)	–	–

Net cash inflow	213.9	499.0	204.6

12 Segment information

Net assets by geographical area were as follows:

	2002 £m	2001 £m	2000 £m

UK	919.9	752.6	148.2

US	3,069.7	2,821.3	2,606.5

Continental Europe	195.1	450.3	279.3

Canada, Asia Pacific, Latin America, Africa & Middle East	252.4	501.8	384.7

	4,437.1	4,526.0	3,418.7

Net interest bearing debt	(722.7)[1]	(885.1)	(24.6)

Net assets including pension provision	3,714.4	3,640.9	3,394.1

Net assets by operating sector were as follows:

	2002 £m	2001 £m	2000 £m

Advertising and Media investment management	4,229.0	3,548.5	2,542.4

Information, insight & consultancy	(22.3)	310.7	154.6

Public relations & public affairs	(104.0)	241.4	223.3

Branding & identity, Healthcare and Specialist communications	334.4	425.4	498.4

	4,437.1	4,526.0	3,418.7

Net interest bearing debt	(722.7)[1]	(885.1)	(24.6)

Net assets including pension provision	3,714.4	3,640.9	3,394.1

Notes

[1]	The net interest bearing debt has not been allocated within the above analyses as the debt is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Certain items, including the amounts in respect of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

13 Intangible fixed assets

	2002 £m	2001 £m	2000 £m

Corporate brand names	950.0	950.0	950.0

Corporate brand names represent J. Walter Thompson Company, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible fixed assets as stated.

Goodwill	£m

1 January 2001	3,497.3

Additions	957.7

Amortisation	(14.8)

Disposals	(0.3)

31 December 2001	4,439.9

Additions	144.8

Amortisation	(32.0)

Impairment	(145.7)

31 December 2002	4,407.0

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15.

Gross goodwill of £572.3 million (2001: £340.0 million, 2000: £131.0 million) is subject to amortisation over periods of up to 20 years.

In accordance with the Group’s accounting policy, the Group annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. Goodwill subject to periodic amortisation is tested for impairment if there is a change in circumstances that suggests that the carrying value may not be recoverable.

Notes to the consolidated financial statements (continued)

13 Intangible fixed assets (continued)

The 2002 impairment review was initially undertaken as at 30 June 2002 and then updated as at 31 December 2002. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal GDP have been assumed for each income generating unit.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) were carried out using a 10 year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks given current economic volatility. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10 year period growth is assumed to be in line with nominal GDP.

The projections above include assumptions about payments for cash taxes and cashflows have therefore been discounted using the Group’s weighted average cost of capital of 8.5%.

14 Tangible fixed assets

The movements in 2002 and 2001 were as follows:

	Land and buildings		Fixtures, fittings and equipment £m
Cost:	Freehold[1] £m	Short leasehold £m		Computer equipment £m	Total £m

1 January 2001	70.3	239.8	247.3	319.6	877.0

Additions	0.6	30.0	24.9	62.6	118.1

New acquisitions	1.1	12.2	23.6	31.0	67.9

Disposals	(0.3)	(6.6)	(20.3)	(24.0)	(51.2)

Exchange adjustments	(0.7)	2.0	1.3	6.3	8.9

31 December 2001	71.0	277.4	276.8	395.5	1,020.7

Additions	3.0	28.5	15.9	53.1	100.5

New acquisitions	0.8	2.0	6.6	5.7	15.1

Disposals	(7.9)	(30.0)	(34.1)	(40.5)	(112.5)

Exchange adjustments	(6.9)	(23.2)	(20.5)	(28.3)	(78.9)

31 December 2002	60.0	254.7	244.7	385.5	944.9

Depreciation:

1 January 2001	18.7	106.4	157.8	203.9	486.8

New acquisitions	0.3	5.6	12.7	19.9	38.5

Charge	0.6	23.7	25.7	59.9	109.9

Disposals	(0.1)	(4.6)	(18.5)	(22.2)	(45.4)

Exchange adjustments	0.1	2.0	1.1	(5.1)	(1.9)

31 December 2001	19.6	133.1	178.8	256.4	587.9

New acquisitions	0.2	0.9	7.3	3.3	11.7

Charge	0.4	27.0	27.4	61.8	116.6

Disposals	(1.6)	(28.8)	(31.2)	(38.2)	(99.8)

Exchange adjustments	(2.0)	(13.7)	(15.9)	(17.2)	(48.8)

31 December 2002	16.6	118.5	166.4	266.1	567.6

Net book value:
31 December 2002	43.4	136.2	78.3	119.4	377.3

31 December 2001	51.4	144.3	98.0	139.1	432.8

1 January 2001	51.6	133.4	89.5	115.7	390.2

Notes

[1]	Includes land of £18.3 million.

14 Tangible fixed assets (continued)

Leased assets (other than leasehold property) included above have a net book value of £3.8 million (2001: £3.8 million, 2000: £3.6 million). Future obligations in respect of these leased assets were £1.6 million at 31 December 2002 and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of tangible fixed assets were:

	2002 £m	2001 £m	2000 £m

Capital commitments – tangible fixed assets	9.1	3.7	12.6

15 Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Associate under- takings £m	Goodwill on associate under- takings £m	Own shares £m	Other invest- ments £m	Total £m

1 January 2001	165.8	142.0	160.2	83.5	551.5

Additions	5.4	–	103.3	9.0	117.7

Goodwill arising on acquisition of new associates	–	38.8	–	–	38.8

Share of profits after tax of associate undertakings	18.1	–	–	–	18.1

Dividends and other movements	(28.6)	–	–	(0.3)	(28.9)

Exchange adjustments	(15.5)	–	–	–	(15.5)

Disposals	(2.5)	–	(13.1)	–	(15.6)

Reclassification to subsidiaries	(32.2)	–	–	(9.6)	(41.8)

Write-downs	(13.7)	–	–	(57.1)	(70.8)

31 December 2001	96.8	180.8	250.4	25.5	553.5

Additions	0.3	–	67.6	15.9	83.8

Goodwill arising on acquisition of new associates	–	10.2	–	–	10.2

Share of profits after tax of associate undertakings	18.0	–	–	–	18.0

Dividends and other movements	7.1	–	–	(4.9)	2.2

Exchange adjustments	(0.6)	–	–	(0.6)	(1.2)

Disposals	(0.6)	–	(5.8)	(1.7)	(8.1)

Reclassification from/(to) subsidiaries	17.2	(30.5)	–	3.5	(9.8)

Write-downs	(7.2)	–	–	(12.7)	(19.9)

31 December 2002	131.0	160.5	312.2	25.0	628.7

The Group’s principal associate undertakings include:

	% controlled	Country of incorporation

Asatsu-DK	20.0	Japan

Brierley & Partners	20.3	US

Chime Communications PLC	20.1	UK

DYR Tokyo Agency	49.0	Japan

High Co S.A.	32.0	France

IBOPE Group	31.2	Brazil

Singleton, Ogilvy & Mather (Holdings) Pty Limited	40.8	Australia

The Company’s holdings of own shares are stated at cost and represent purchases by the Employee Share Ownership Plan (‘ESOP’) trust of shares in WPP Group plc for the purpose of funding certain of the Group’s long-term incentive plan liabilities, details of which are disclosed in Item 6.

Notes to the consolidated financial statements (continued)

15 Fixed asset investments (continued)

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2002 was 58,210,657 (2001: 48,716,092, 2000: 36,208,185) and £276.2 million (2001: £370.2 million, 2000: £315.7 million) respectively. The trust received dividends on the shares held, as the right to dividends has not been waived by the trustees.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2002 was as follows: Asatsu-DK: £107.9 million, Chime Communications PLC: £4.5 million, High Co S.A.: £29.2 million. The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2002 was as follows: Asatsu-DK: £126.7 million, Chime Communications PLC: £2.5 million, High Co S.A.: £38.1 million. The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s principal associate undertakings. These have been estimated and converted, where appropriate, to a UK GAAP presentation based on information provided by the relevant companies at 31 December 2002. Total revenue generated by all the Group’s associates is estimated to be £736.0 million for the year ended 31 December 2002.

	2002 £m	2001 £m	2000 £m

Income statement

Revenue	448.9	485.9	434.3

Operating profit	53.0	75.9	67.2

Profit before tax	57.0	89.0	79.9

Profit attributable to ordinary share owners	47.9	49.2	44.8

Balance sheet

Current assets	850.6	936.2	864.8

Non-current assets	604.4	798.4	572.9

Current liabilities	698.5	775.6	711.8

Non-current liabilities	109.5	203.1	99.8

Net assets	647.0	755.9	626.1

Associate segment information

The following table shows the carrying value of associate undertakings (including goodwill) attributable to each of the Company’s operating sectors:

	2002 £m	2001 £m	2000 £m

Advertising and Media investment management	195.3	179.3	219.4

Information, insight & consultancy	26.8	28.7	28.8

Public relations & public affairs	2.8	2.6	2.9

Branding & identity, Healthcare and Specialist communications	66.6	67.0	56.7

	291.5	277.6	307.8

The following table shows the income (before interest and taxation) attributable to associate undertakings in each of the Company’s operating sectors:

	2002 £m	2001 £m	2000 £m

Advertising and Media investment management	21.1	23.5	22.3

Information, insight & consultancy	5.7	6.3	4.6

Public relations & public affairs	(1.6)	1.9	3.9

Branding & identity, Healthcare and Specialist communications	4.8	9.1	7.2

	30.0	40.8	38.0

15 Fixed asset investments (continued)

At the end of the year, capital commitments contracted, but not provided for in respect of fixed asset investments were:

	2002 £m	2001 £m	2000 £m

Capital commitments – fixed asset investments	49.4	–	–

Capital commitments for fixed asset investments comprise capital calls and cash in escrow committed for acquisitions expected to complete in 2003. 2002 commitments include £39.9 million of cash held in escrow in respect of the acquisition of a 36% equity investment in LG Ad, Korea’s second largest advertising agency. This transaction subsequently completed in January 2003.

16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:

	2002 £m	2001 £m	2000 £m

Work in progress	288.8	234.4	238.2

Stocks	2.8	2.5	2.9

	291.6	236.9	241.1

17 Debtors

The following are included in debtors:

	2002 £m	2001 £m	2000 £m

Amounts falling due within one year

Trade debtors outside working capital facility	1,753.0	1,840.5	1,699.4

VAT and sales taxes recoverable	32.3	31.9	20.9

Corporate income taxes recoverable	14.2	22.6	13.2

Deferred tax	61.6	61.5	57.4

Other debtors	239.7	266.6	229.6

Prepayments and accrued income	120.0	106.6	121.4

	2,220.8	2,329.7	2,141.9

Amounts falling due after more than one year

Other debtors	32.8	42.7	31.2

Prepayments and accrued income	2.8	19.4	7.9

	35.6	62.1	39.1

	2,256.4	2,391.8	2,181.0

Movements on bad debt provisions were as follows:

	2002 £m	2001 £m	2000 £m

Balance at beginning of year	63.8	50.6	16.6

Charged/(credited):

To costs and expenses	18.3	15.3	16.5

Exchange adjustments	(2.8)	4.1	0.8

Utilisations and other movements	(20.8)	(6.2)	16.7

Balance at end of year	58.5	63.8	50.6

The allowance for bad and doubtful debts is equivalent to 3.0% (2001: 3.1%, 2000: 2.6%) of gross trade accounts receivable.

A deferred tax asset of £110.8 million (2001: £122.0 million, 2000: £77.0 million) has not been recognised on losses available to carry forward and other timing differences across the Group in accordance with the Group’s accounting policies. These will be offsettable only against taxable profits generated in the entities concerned, and currently there is insufficient evidence that any asset would be recoverable. A potential deferred tax liability of £12.1 million is required by FRS 19 to be offset against these gross deferred tax assets although this deferred tax liability would crystallise only in the unlikely event that the Group disposed of certain acquired entities in a manner that gave rise to a taxable transaction.

Notes to the consolidated financial statements (continued)

18 Debtors within working capital facility

The following are included in debtors within the Group’s working capital facilities:

	2002 £m	2001 £m	2000 £m

Gross debts	385.7	331.0	464.9

Non-returnable proceeds	(217.4)	(82.5)	(231.6)

	168.3	248.5	233.3

Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts to a bankruptcy remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against this pool takes into account, inter alia, the risks that may be attached to the individual debtors and the expected collection period.

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that recourse from the Group is not available in any other way.

19 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2002 £m	2001 £m	2000 £m

Bank loans and overdrafts (note 9)	199.7	319.9	297.6

Trade creditors	2,477.8	2,506.2	2,574.9

Corporate income taxes payable	29.9	51.3	42.4

Other taxation and social security	111.7	116.1	122.5

Dividends proposed (note 7)	42.5	35.2	28.5

Payments due to vendors (earnout agreements)	73.6	103.1	94.1

Loan notes due to vendors	27.3	61.5	6.8

Other creditors and accruals	822.6	806.5	818.0

Deferred income	335.0	322.2	267.6

	4,120.1	4,322.0	4,252.4

Bank loans and overdrafts include overdrafts of £188.2 million (2001: £319.9 million, 2000: £297.6 million).

20 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2002 £m	2001 £m	2000 £m

Corporate bonds and bank loans (note 9)	773.9	1,029.9	602.1

Convertible bonds (note 9)	628.6	197.7	192.5

Corporate income taxes payable	215.7	222.2	212.5

Payments due to vendors (earnout agreements)	164.2	185.1	208.2

Other creditors and accruals	55.1	76.6	64.3

	1,837.5	1,711.5	1,279.6

20 Creditors: amounts falling due after more than one year (continued)

The following table sets out the directors’ best estimates of future earnout related obligations:

	2002 £m	2001 £m	2000 £m

Within one year	73.6	103.1	94.1

Between one and two years	75.9	48.9	84.8

Between two and three years	20.8	60.0	45.5

Between three and four years	36.5	25.3	42.7

Between four and five years	29.0	43.3	19.7

Over five years	2.0	7.6	15.5

	237.8	288.2	302.3

The corporate bonds, convertible bonds, bank loans and overdrafts included within short- and long-term creditors fall due for repayment as follows:

	2002 £m	2001 £m	2000 £m

Within one year	199.7	319.9	297.6

Between one and two years	227.4	221.7	–

Between two and three years	302.3	212.0	402.8

Between three and four years	–	334.0	–

Between four and five years	420.1	–	324.9

Over five years	452.7	459.9	66.9

	1,602.2	1,547.5	1092.2

21 Provisions for liabilities, charges and contingent liabilities

The movement in the year on provisions comprises:

	Other post- retirement benefits £m	Long- term incentive plans £m	Property and other £m	Total £m

1 January 2001	22.7	32.2	43.3	98.2

Charged to the income statement	4.3	12.5	6.9	23.7

New acquisitions	–	–	15.0	15.0

Utilised	–	(13.0)	(5.3)	(18.3)

Transfers	–	(1.0)	(12.5)	(13.5)

Exchange adjustments	0.1	0.4	0.5	1.0

31 December 2001	27.1	31.1	47.9	106.1

Charged to the income statement	0.3	30.7	1.9	32.9

New acquisitions	–	–	0.4	0.4

Utilised	–	(8.7)	(1.5)	(10.2)

Transfers	(11.7)	(1.8)	(8.3)	(21.8)

Exchange adjustments	(1.4)	(1.0)	(3.0)	(5.4)

31 December 2002	14.3	50.3	37.4	102.0

Other post-retirement benefits

These include provisions in respect of certain unfunded retirement benefit schemes which are defined contribution in nature.

Long-term incentive plans

Long-term incentive plans are operated by certain of the Group’s operating companies, the provision representing accrued compensation to 31 December 2002 that may become payable after more than one year, as described in Item 6.

Notes to the consolidated financial statements (continued)

21 Provisions for liabilities, charges and contingent liabilities (continued)

Property and other

Property and other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain onerous lease obligations and contingent liabilities where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies’ current financial performance, if all the options had been exercised at 31 December 2002.

	Currently Exercisable £m	Not Currently Exercisable £m	Total £m

Subsidiaries	8.5	24.5	33.0

Associates	11.0	8.8	19.8

Total	19.5	33.3	52.8

22 Pension provisions and pension arrangements

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2002 £m	2001 £m	2000 £m

Defined contribution schemes	49.2	41.4	30.1

Defined benefit schemes charge to operating profit	11.4	14.3	9.3

Other pension costs (note 3)	60.6	55.7	39.4

Net interest charges on defined benefit pension
schemes (note 5)	6.8	3.8	1.4

	67.4	59.5	40.8

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have been updated by the local independent qualified actuaries to 31 December 2002.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with FRS 17, the actuarial calculations have been carried out using the Projected Unit Method.

In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2002 amounted to £21.5 million (2001: £13.5 million, 2000: £20.4 million).

22 Pension provisions and pension arrangements (continued)

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2002 % pa	2001 % pa	2000 % pa	1999 % pa

UK

Discount rate	5.5	5.8	5.5	5.8

Rate of increase in salaries	3.3	3.3	3.7	3.9

Rate of increase in pensions in payment	3.8	3.8	3.9	4.0

Inflation	2.5	2.5	3.0	3.3

Expected rate of return on equities	7.3	7.5	7.5	7.5

Expected rate of return on bonds[1]	4.8	5.0	5.0	5.0

Expected rate of return on property	6.8	7.0	7.0	7.0

Expected rate of return on cash	2.8	3.0	3.0	3.0

Weighted average return on assets	5.4	5.8	5.8	5.8

US

Discount rate	6.8	7.5	7.9	7.4

Rate of increase in salaries	4.0	6.2	6.2	5.9

Rate of increase in pensions in payment	n/a	n/a	n/a	n/a

Inflation	3.0	3.4	4.0	3.8

Expected rate of return on equities	8.2	10.0	10.0	10.0

Expected rate of return on bonds[1]	5.3	7.0	7.0	7.0

Expected rate of return on property	n/a	n/a	n/a	n/a

Expected rate of return on cash	3.5	3.5	3.5	3.5

Weighted average return on assets	7.2	9.1	9.0	8.2

Continental Europe

Discount rate	5.5	5.9	6.3	6.3

Rate of increase in salaries	3.1	2.4	2.4	2.4

Rate of increase in pensions in payment	1.7	1.0	0.8	0.9

Inflation	2.0	1.5	2.0	1.9

Expected rate of return on equities	7.5	6.0	6.0	6.0

Expected rate of return on bonds[1]	5.0	6.2	6.2	6.2

Expected rate of return on property	7.0	6.0	6.0	6.0

Expected rate of return on cash	3.0	6.0	6.0	6.0

Weighted average return on assets	6.0	6.1	6.1	6.1

Canada, Asia Pacific, Latin America, Africa & Middle East

Discount rate	2.8	4.3	4.1	4.0

Rate of increase in salaries	2.7	2.5	2.6	2.6

Rate of increase in pensions in payment	n/a	n/a	n/a	n/a

Inflation	1.7	n/a	n/a	n/a

Expected rate of return on equities	n/a	n/a	n/a	n/a

Expected rate of return on bonds[1]	2.7	5.1	4.8	5.1

Expected rate of return on property	n/a	n/a	n/a	n/a

Expected rate of return on cash	6.0	n/a	n/a	n/a

Weighted average return on assets	2.8	5.1	4.8	5.1

Notes

1 Expected rate of return on bond assumptions reflects the yield expected on actual bonds held, whereas the discount rate assumptions are based on high quality bond yields.

Notes to the consolidated financial statements (continued)

22 Pension provisions and pension arrangements (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2002 £m	2001 £m	2000 £m	1999 £m

Group

Equities	115.8	152.9	159.7	80.5

Bonds	163.9	156.2	178.5	153.0

Property	10.8	10.2	11.0	10.7

Cash	4.5	4.1	4.4	4.3

Total fair value of assets	295.0	323.4	353.6	248.5

Present value of scheme liabilities	(479.8)	(458.7)	(441.3)	(294.1)

Deficit in the scheme	(184.8)	(135.3)	(87.7)	(45.6)

The related deferred tax asset is discussed in note 17.

Deficit in schemes by region

UK	(35.8)	(19.3)	(13.7)	(12.3)

US	(111.6)	(84.6)	(45.1)	(13.3)

Continental Europe	(31.3)	(23.7)	(21.2)	(12.2)

Canada, Asia Pacific, Latin America, Africa & Middle East	(6.1)	(7.7)	(7.7)	(7.8)

Deficit in the scheme	(184.8)	(135.3)	(87.7)	(45.6)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions.

In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

The following table shows the split of the deficit at 31 December 2002 between funded and unfunded schemes.

The average period over which the underfunding would typically be payable (working lifetimes for schemes with active members or lifetimes for schemes with predominantly retired members) is also shown in the table.

	Deficit £m	Funding period years

Funded schemes by region

UK	35.8	8.2

US	68.5	8.4

Continental Europe	2.3	13.9

Canada, Asia Pacific, Latin America, Africa & Middle East	0.5	13.8

Deficit in the funded schemes	107.1	8.5

Unfunded schemes by region

UK	–	–

US	43.1	13.3

Continental Europe	29.0	12.9

Canada, Asia Pacific, Latin America, Africa & Middle East	5.6	13.3

Deficit in the unfunded schemes	77.7	13.2

22 Pension provisions and pension arrangements (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

	2002 £m	2001 £m	2000 £m

Group

Current service cost	12.1	13.3	9.3

Past service cost	(0.7)	1.8	–

Gain on settlements and curtailments	–	(0.8)	–

Charge to operating profit	11.4	14.3	9.3

Expected return on pension scheme assets	(21.9)	(24.8)	(17.8)

Interest on pension scheme liabilities	28.7	28.6	19.2

Charge to net interest payable and similar charges	6.8	3.8	1.4

Charge to profit on ordinary activities before taxation for defined benefit schemes	18.2	18.1	10.7

Loss on pension scheme assets relative to expected return	36.7	46.0	9.2

Experience gains and losses arising on the scheme liabilities	3.6	8.4	10.5

Changes in assumptions underlying the present value of the scheme liabilities	21.5	(10.9)	5.6

Movement in exchange rates	(9.0)	(0.5)	1.7

Actuarial loss recognised in STRGL	52.8	43.0	27.0

(d) Movement in scheme deficit

The following table shows an analysis of the movement in the scheme deficit for each accounting period:

	2002 £m	2001 £m	2000 £m

Group

Deficit at 1 January	135.3	87.7	45.6

Current service cost	12.1	13.3	9.3

Past service costs	(0.7)	1.8	–

Gain on settlements and curtailments	–	(0.8)	–

Acquisitions	–	–	24.8

Charge to net interest payable and similar charges	6.8	3.8	1.4

Actuarial loss	52.8	43.0	27.0

Employer contributions	(21.5)	(13.5)	(20.4)

Deficit at 31 December	184.8	135.3	87.7

(e) History of experience gains and losses

	2002 £m	2001 £m	2000 £m	1999 £m

Loss on pension scheme assets relative to expected return:

Amount	36.7	46.0	9.2	0.7

Percentage of scheme assets	12.4%	14.2%	2.6%	0.3%

Experience losses arising on the scheme liabilities:

Amount	3.6	8.4	10.5	0.4

Percentage of the present value of the scheme liabilities	0.8%	1.8%	2.4%	0.1%

Total loss recognised in STRGL:

Amount	52.8	43.0	27.0	10.4

Percentage of the present value of the scheme liabilities	11.0%	9.4%	6.1%	3.5%

Notes to the consolidated financial statements (continued)

23 Fair value of financial instruments

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or payable if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

	31 Mar 2003 Swaps £m	31 Dec 2002 Swaps £m	31 Dec 2001 Swaps £m	31 Dec 2000 Swaps £m

Fair Value	62.0	52.9	4.0	(0.5)

Book Value	29.8	28.2	6.1	0.7

The book value above represents net accrued interest and the foreign translation difference on the principal amounts.

The Group’s policy is to hedge the following exposures: interest rate risk – using interest swaps, caps and collars; currency swaps; and forward foreign currency contracts; structural and transactional currency exposures, and currency exposures on future expected sales – using currency swaps and forward foreign currency contracts.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains/ (losses) £m

Unrecognised gains and losses on hedges at 1 January 2002	11.1	(7.1)	4.0

Gains and losses arising in previous years that were recognised in 2002	4.9	(7.1)	(2.2)

Gains and losses arising in previous years that were not recognised in 2002	6.2	–	6.2

Gains and losses arising in 2002 that were not recognised in 2002	49.7	(3.0)	46.7

Unrecognised gains and losses on hedges at 31 December 2002	55.9	(3.0)	52.9

Of which: Gains and losses expected to be recognised in 2003	14.2	(0.2)	14.0

Gains and losses expected to be recognised in 2004 or later	41.7	(2.8)	38.9

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2002 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $300 million bonds, €955 million Eurobonds, $287.5 million convertible bond and £450 million convertible bond at 31 December 2002 was £1,419 million (book value: £1,437 million). This is calculated by reference to market prices at 31 December 2002. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

24 Authorised and issued share capital

	2002 Number m	2002 £m	2001 Number m	2001 £m	2000 Number m	2000 £m

Authorised: Equity ordinary shares of 10p each	1,750.0	175.0	1,750.0	175.0	1,750.0	175.0

Issued: Equity ordinary shares of 10p each	1,157.3	115.7	1,149.6	115.0	1,111.9	111.2

During the year the Group allotted 9 million shares with a nominal value of £0.9 million. Movements in each year are shown in note 25.

Notes to the consolidated financial statements (continued)

24 Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2002, unexercised options over ordinary shares of 27,987,302 and unexercised options over ADRs of 10,149,444 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates

288,106	0.318	2000 – 2003

161,183	1.020	1996 – 2003

586,845	1.080	1998 – 2005

5,049	1.150	1997 – 2004

771,444	1.190	1997 – 2004

586,351	1.269	2000 – 2006

282,481	1.269	2000 – 2007

1,383,201	1.540	1998 – 2005

421,872	1.540	2000 – 2005

2,102,049	2.040	2000 – 2007

677,417	2.140	1999 – 2006

2,130,273	2.335	1999 – 2006

6,037	2.535	2000 – 2007

2,332,316	2.835	2000 – 2007

2,852,828	2.930	2001 – 2008

5,022	3.030	2001 – 2008

36,500	3.270	2001 – 2008

83,500	4.136	2000 – 2008

42,153	4.210	2005 – 2006

4,205,141	4.210	2005 – 2012

95,805	4.210	2005 – 2013

68,980	4.210	2006 – 2012

127,877	4.438	2005 – 2012

456,313	4.705	2000 – 2008

49,089	4.865	2004 – 2005

3,007,079	4.865	2004 – 2011

45,583	4.865	2005 – 2011

108,772	5.185	2002 – 2009

546,136	5.700	2002 – 2009

1,309,827	6.163	2000 – 2009

7,005	6.280	2004 – 2011

41,750	6.328	2000 – 2009

1,160,996	7.052	2000 – 2010

78,899	7.180	2005 – 2012

20,875	7.383	2000 – 2009

891,891	7.550	2005 – 2006

5,424	7.550	2006 – 2012

10,437	7.569	2000 – 2009

105,417	8.110	2004 – 2011

3,584	8.110	2004 – 2005

3,497	8.110	2005 – 2011

50,733	8.193	2004 – 2011

16,700	8.769	2000 – 2010

20,875	8.927	2000 – 2010

10,438	8.996	2000 – 2010

4,341	9.010	2003 – 2004

693,826	9.010	2003 – 2010

13,548	9.010	2004 – 2010

296	10.770	2003 – 2004

71,245	10.770	2003 – 2010

296	10.770	2004 – 2010

24 Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates

617,782	2.299	2000 – 2003

684,026	9.186	2000 – 2006

81,626	9.186	2000 – 2007

1,624,689	14.767	2000 – 2007

1,986,947	33.200	2005 – 2012

149,125	34.057	2000 – 2008

2,881	34.702	2005 – 2012

8,644	34.702	2007 – 2012

1,602,676	35.380	2004 – 2011

4,175	44.610	2000 – 2009

732,638	44.611	2000 – 2009

419,566	46.475	2002 – 2009

50,786	46.556	2000 – 2009

11,481	48.204	2000 – 2010

8,350	48.802	2000 – 2009

4,175	50.299	2000 – 2010

834,920	51.048	2000 – 2010

16,700	51.871	2000 – 2009

55,984	53.030	2005 – 2012

25,150	53.443	2000 – 2009

86,005	54.042	2000 – 2009

430,816	54.050	2005 – 2012

8,350	55.314	2000 – 2009

75,150	56.287	2000 – 2009

12,525	57.186	2000 – 2009

6,976	57.338	2003 – 2010

52,751	58.238	2004 – 2011

20,589	58.886	2004 – 2011

3,341	59.656	2000 – 2010

2,088	60.329	2000 – 2010

6,263	60.479	2000 – 2010

91,363	62.110	2003 – 2010

2,415	62.110	2005 – 2010

329,850	63.263	2003 – 2010

10,438	63.698	2000 – 2010

2,923	63.773	2000 – 2010

8,350	64.371	2000 – 2010

7,966	66.692	2000 – 2010

3,340	67.066	2000 – 2010

4,175	68.488	2000 – 2010

11,690	71.781	2000 – 2010

1,587	72.605	2000 – 2010

36,482	84.485	2003 – 2010

11,690	84.731	2000 – 2010

Notes to the consolidated financial statements (continued)

24 Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2002, unexercised options over ordinary shares of 3,739,675 and unexercised options over ADRs of 349,190 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates

130,875	2.700	2000 – 2007

365,625	3.400	2001 – 2008

86,800	4.210	2005 – 2012

21,125	4.210	2005 – 2013

17,625	5.210	2004 – 2011

508,025	5.320	2002 – 2009

14,000	5.320	2003 – 2009

21,375	5.990	2004 – 2011

1,018,875	7.180	2005 – 2012

22,000	7.180	2006 – 2012

811,000	7.790	2003 – 2010

10,375	7.790	2003 – 2011

698,225	7.960	2004 – 2011

13,750	7.960	2005 – 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates

146,150	56.480	2004 – 2011

203,040	53.030	2005 – 2012

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2002, unexercised options over ordinary shares of 421,443 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates

243,063	2.260	2001 – 2008

56,713	4.920	2001 – 2011

12,147	4.930	2001 – 2011

49,957	4.970	2001 – 2009

4,721	4.980	2001 – 2009

20,254	5.580	2001 – 2011

34,588	6.000	2001 – 2010

The aggregate status of the WPP Share Option Schemes during 2002 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2002 number	Granted number	Exercised number	Lapsed number	31 December 2002 number

WPP	38,315,390	20,392,177	(2,895,480)	(3,490,158)	52,321,929
Y&R	38,443,050	–	(5,198,517)	(1,346,315)	31,898,218
Tempus	421,443	–	–	–	421,443

	77,179,883	20,392,177	(8,093,997)	(4,836,473)	84,641,590

Options outstanding over ordinary shares

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months

0.318–10.770	4.077	84

Options outstanding over ADRs

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months

2.299–84.731	33.928	86

24 Authorised and issued share capital (continued)

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2002	2001	2000

Fair value of UK options (shares)	196.7p	212.0p	286.1p

Fair value of US options (ADRs)	$13.95	$13.65	$16.18

Weighted average assumptions:

UK Risk-free interest rate	4.51%	4.73%	6.02%

US Risk-free interest rate	3.01%	3.42%	5.94%

Expected life (months)	48	36	36

Expected volatility	45%	50%	40%

Dividend yield	1.0%	0.6%	0.6%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the option element of the awards made under the Leadership Equity Acquisition Plan (‘LEAP’) in the year, calculated using the Black-Scholes model, was as follows:

	2002	2001	2000

Fair value	319.7p	236.2p	299.9p

Weighted average assumptions:

Risk-free interest rate	5.06%	5.00%	5.80%

Expected life (months)	60	48	48

Expected volatility	45%	40%	40%

Dividend yield	1.0%	0.6%	0.6%

The option element was granted at an exercise price equal to market value on the date of grant.

25 Share owners’ funds

Reconciliation of movements in consolidated share owners’ funds for the year ended 31 December 2002

	2002 £m	2001 £m	2000 £m

Profit for the year	88.0	271.2	244.7

Ordinary dividends payable	(62.5)	(51.6)	(37.8)

	25.5	219.6	206.9

Exchange adjustments on foreign currency net investments	82.3	(80.6)	(133.0)

Ordinary shares issued in respect of acquisitions	8.2	64.7	2,960.8

Exercises of options granted on acquisition of Young & Rubicam Inc	–	–	51.5

Share issue costs charged to share premium account or merger reserve	(3.4)	(1.0)	(35.0)

Other share issues	24.3	68.2	12.5

Share cancellations	(8.3)	–	–

Actuarial loss on defined benefit schemes	(52.8)	(43.0)	(27.0)

Write-back of goodwill on disposal of interest in associate undertaking	–	2.0	–

Net additions to equity share owners’ funds	75.8	229.9	3,036.7

Opening equity share owners’ funds	3,599.8	3,369.9	333.2

Closing equity share owners’ funds	3,675.6	3,599.8	3,369.9

Notes to the consolidated financial statements (continued)

26 Acquisitions

The Group undertook a number of acquisitions in the year. Goodwill arising on these acquisitions and reforecasts to initial goodwill calculations for acquisitions completed in prior periods was calculated as follows:

	Book value of net assets acquired £m	Fair value adjust- ments £m	Fair value £m	Cost of acquisi- tion £m	Goodwill £m

Acquisitions and reforecasts	62.0	(10.5)	51.5	206.5	155.0

Goodwill above of £155.0 million includes £144.8 million in respect of the acquisition of subsidiary undertakings and £10.2 million in respect of associate undertakings. Cash consideration for acquisitions is analysed in note 11.

Fair value adjustments of £10.5 million arising on these acquisitions include £3.2 million of additional tax liabilities and £7.3 million of other liabilities.

27 Principal operating subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation

J. Walter Thompson Company	US

The Ogilvy Group, Inc	US

Young & Rubicam Inc	US

WPP Finance Co Limited	UK

With the exception of WPP Finance Co. Limited, which is involved in financing arrangements with other Group companies, all of these subsidiaries are operating companies. All of the above companies are 100% owned by the Group.

A more detailed list of the operating subsidiary undertakings is given in Item 4. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings required by that provision, as an exhaustive list would involve a statement of excessive length.

28 Calculation of PBIT, PBT and headline earnings

Reconciliation of profit on ordinary activities before interest, taxation, fixed asset gains and write-downs to PBIT for the year ended 31 December:

	2002 £m	2001 £m	2000 £m

Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs	302.5	546.3	417.4

Goodwill amortisation and impairment	177.7	14.8	15.1

PBIT	480.2	561.1	432.5

Net interest payable and similar charges	86.4	71.3	51.7

Interest cover on PBIT	5.6 times	7.9 times	8.4 times

Interest cover on PBIT (excluding FRS 17 interest)

PBIT	480.2	561.1	432.5

Net interest payable and similar charges on net borrowings	79.6	67.5	50.3

Interest cover (excluding FRS 17 interest)	6.0 times	8.3 times	8.6 times

28 Calculation of PBIT, PBT and headline earnings (continued)

Reconciliation of profit on ordinary activities before taxation to PBT and headline earnings for the year ended 31 December:

	2002 £m	2001 £m	2000 £m

Profit on ordinary activities before taxation	205.4	411.0	365.7

Goodwill amortisation and impairment	177.7	14.8	15.1

Profits on disposal of fixed assets	(9.2)	(6.8)	–

Amounts written off fixed asset investments	19.9	70.8	–

Net interest charges on defined benefit pension schemes	6.8	3.8	1.4

PBT	400.6	493.6	382.2

Taxation on profit on ordinary activities	(103.4)	(126.1)	(109.7)

Minority interests	(14.0)	(13.7)	(11.3)

Headline earnings	283.2	353.8	261.2

Ordinary dividends	62.5	51.6	37.8

Dividend cover on headline earnings	4.5 times	6.9 times	6.9 times

Calculation of effective tax rate on headline profit before tax:

Taxation	(103.4)	(126.1)	(109.7)

Tax on investment gains and other items	–	(6.9)	–

Taxation on headline profit before tax	(103.4)	(133.0)	(109.7)

PBT	400.6	493.6	382.2

Effective tax rate on headline profit before tax	25.8%	26.9%	28.7%

Reconciliation to US Accounting Principles

The following is a summary of the significant adjustments to net income and share owners’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied.

	For the year ended 31 December
	Notes	2002 £m	2001 £m	2000 £m

Net income
Profit attributable to ordinary share owners under UK GAAP		88.0	271.2	244.7

US GAAP adjustments:

Reverse amortisation of goodwill	1	32.0	–	–

Amortisation of goodwill and other intangibles	1	(13.4)	(142.2)	(83.2)

Goodwill impairment	3	(25.7)	–	–

Executive compensation	1	(11.0)	(26.9)	(38.3)

Contingent consideration deemed as compensation	1	(49.7)	(23.1)	(8.6)

Accounting for derivatives	1	48.9	4.0	–

Pension accounting	1	(5.5)	–	–

Deferred tax items	1	(10.1)	(3.8)	8.3

		(34.5)	(192.0)	(121.8)

Net income as adjusted for US GAAP		53.5	79.2	122.9

Earnings per share
Basic earnings per share as adjusted for US GAAP (p)	2	4.8	7.2	14.7

Diluted earnings per share as adjusted for US GAAP (p)	2	4.7	7.1	14.1

A reconciliation from UK to US GAAP in respect of earnings per share is shown in note 2.

	As at 31 December
	Notes	2002 £m	2001 £m	2000 £m

Share owners’ funds
Share owners’ funds under UK GAAP		3,675.6	3,599.8	3,369.9

US GAAP adjustments:

Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	1	357.5	773.4	834.5

Revaluation of investments marked to market	1	–	(5.3)	34.4

Contingent consideration deemed as compensation	1	(81.4)	(31.7)	(8.6)

Shares owned by ESOP	1	(312.2)	(250.4)	(160.2)

Accounting for derivatives	1	52.9	4.0	–

Pension accounting	1	8.7	9.3	40.0

Deferred tax items	1	0.4	10.5	14.3

Proposed final ordinary dividend, not yet declared	1	42.5	35.2	28.5

Other		(3.2)	(3.4)	(3.7)

		65.2	541.6	779.2

Share owners’ funds as adjusted for US GAAP		3,740.8	4,141.4	4,149.1

Movement in share owners’ funds under US GAAP

	2002 £m	2001 £m	2000 £m

Net income for the year under US GAAP	53.5	79.2	122.9

Prior year final dividend	(35.2)	(28.5)	(16.2)

Current year interim dividend	(20.0)	(16.4)	(9.3)

Retained earnings for the year	(1.7)	34.3	97.4

Ordinary shares issued in respect of acquisitions	8.2	64.7	3,225.3

Share issue costs charged to merger reserve	(3.4)	(1.0)	(35.0)

Share options exercised	24.3	68.2	64.0

Share cancellations	(8.3)	–	–

Shares owned by ESOP	(61.8)	(90.2)	(88.9)

Revaluation of investments marked to market	5.3	(39.7)	(6.8)

Exchange adjustments:

– Revaluation of goodwill	(408.6)	81.4	(31.8)

– Foreign currency translation	85.6	(80.6)	(133.0)

Pension accounting	(51.2)	(73.7)	–

Goodwill write-back	–	2.0	–

Executive compensation	11.0	26.9	38.3

New additions to share owners’ funds	(400.6)	(7.7)	3,129.5

Share owners’ funds at 1 January	4,141.4	4,149.1	1,019.6

Share owners’ funds at 31 December	3,740.8	4,141.4	4,149.1

Notes to the Reconciliation to US Accounting

Principles

1	Significant differences between UK and US Accounting Principles

The Group’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

Long-lived assets

Goodwill and other intangibles

Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, of the subsidiaries at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with Financial Reporting Standard No. 10 (FRS 10) (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life, up to a 20- year period from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners’ funds, in accordance with the then preferred treatment under UK GAAP. Under US GAAP, for periods ending on or before 31 December 2001 goodwill was amortised on a straightline basis over the useful economic life, not to exceed 40 years.

The Group adopted SFAS 142 “Goodwill and other Intangible Assets” (SFAS 142) effective 1 January 2002. SFAS 142 directs that goodwill that has an indefinite useful life will not be amortised but rather will be tested annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without constraint of an arbitrary ceiling. Going forward, the Group will carry out an annual impairment review of goodwill.

In 2002, an impairment charge of £25.7 million was recorded upon the adoption of SFAS 142.

The following analysis shows the impact on the Company’s statement of operations of discontinuing goodwill amortisation had SFAS 142 been effective for all periods presented:

For the year ended 31 December	2002	2001	2000

Reported net income under US GAAP	53.5	79.2	122.9

Add back:

Amortisation of goodwill and other indefinite-lived intangible assets	–	155.0	89.8

Tax benefit on goodwill amortisation	–	–	(1.0)

Adjusted net income under US GAAP	53.5	234.2	211.7

Basic earnings per share:

Reported earnings	4.8	7.2	14.7

Add back: goodwill amortisation, net of tax	–	14.1	10.7

Adjusted earnings	4.8	21.3	25.4

Diluted earnings per share:

Reported earnings	4.7	7.1	14.1

Add back: goodwill amortisation, net of tax	–	13.4	10.2

Adjusted earnings	4.7	20.5	24.3

Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam Inc brand names, acquired as part of The Ogilvy Group, Inc and Young & Rubicam Inc, respectively, were booked as acquisition adjustments to balance sheet assets acquired.

Under US GAAP, in accordance with the provisions of SFAS No. 141, Business Combinations (SFAS 141), the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand and trade names, customer relationships and proprietary tools. As of 31 December 2002, the components of our intangible assets were as follows:

	As at 31 December 2002				As at 31 December 2001

	Weighted average amorti- sation period	Gross carrying amount £m	Accum- ulated amorti- sation £m	Net book value £m	Gross carrying amount £m	Accum- ulated amorti- sation £m	Net book value £m

Goodwill		5,220.8	(498.2)	4,722.6	5,645.7	(520.6)	5,125.1

Corporate brand names		775.0	(69.7)	705.3	775.0	(69.7)	705.3

Other intangible assets subject to amortisation:

Trade names	10	20.8	(2.0)	18.8	16.5	(0.3)	16.2

Customer related	3	34.2	(10.8)	23.4	23.2	(1.3)	21.9

Purchased software and other proprietary tools	7	11.2	(4.6)	6.6	8.8	(2.2)	6.6

Total subject to amortisation	6	66.2	(17.4)	48.8	48.5	(3.8)	44.7

The estimated aggregate amortisation expense for each of the next five years is as follows: £16.1 million in 2003, £13.4 million in 2004, £4.6 million in 2005, £2.3 million in 2006 and £2.3 million in 2007.

Under UK GAAP, goodwill arising on acquisitions is calculated at the historical exchange rate when each transaction is initially accounted for, and is therefore not retranslated at the period end. Under US GAAP, goodwill is retranslated at the end of each period presented, resulting in foreign exchange translation loss of £408.6 million in 2002 (2001: gain of £81.4 million, 2000: loss of £31.8 million) being recognised in share owners’ funds.

Tangible fixed assets

The Group evaluates the carrying value of its tangible fixed assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

Notes to the Reconciliation to US Accounting Principles (continued)

1	Significant differences between UK and US Accounting Principles (continued)

Contingent consideration

Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the liability is determined beyond reasonable doubt. At 31 December 2002, the Group’s liabilities for vendor payments under UK GAAP totalled £237.8 million (2001: £288.2 million, 2000: £302.3 million). As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on share owners’ funds. In certain transactions the Group considers that there is a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period.

Share consideration

Under UK GAAP, the share consideration for the acquisition of Young & Rubicam Inc was measured by reference to the opening share price on 4 October 2000 of £7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam Inc. The opening share price on 12 May was £8.45. This resulted in a purchase price which differed by £265 million and a corresponding difference in goodwill. The impact of this adjustment is reflected in goodwill amortisation through 31 December 2001.

Pension accounting

Under UK GAAP, pension costs are accounted for in accordance with FRS 17. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No 87, Employers’ Accounting for Pensions (SFAS 87) and SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

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

The 2002 financial statements reflect a £5.5 million difference in the defined benefit pensions charge between UK GAAP and US GAAP. This is due to the fact that the Group’s defined benefit schemes have recently experienced actuarial losses, primarily due to poor investment returns. The 2002 US GAAP charge therefore includes an amortisation component in respect of these losses, which is not reflected in the UK GAAP charge. In previous years, this amortisation component has not given rise to a material difference in the pensions charge. Additionally, the 2002 UK GAAP defined benefit pensions charge includes interest charges of £6.8 million (2001: £3.8 million, 2000: £1.4 million) that would be recognised as an operating expense under US GAAP.

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

Executive compensation

UK and US GAAP accounting for stock-based remuneration differ in certain circumstances, as explained below:

Under UK GAAP, the part of executive compensation satisfied in stock is charged through the income statement at the cost to the Group of acquiring the stock. Under US GAAP such compensation is measured at the fair value of WPP common stock at the date the performance condition is met or the award vests with the employee. Differences occur under US GAAP as the WPP ESOP acquires stock before the liability to the employee arises.

Additionally, under UK GAAP stock options granted with performance criteria do not give rise to an income statement charge provided that the exercise price is equal to the fair value of the stock at the date of grant. Under US GAAP stock options granted with performance criteria (other than a requirement for employment to continue) are subject to variable plan accounting under APB Opinion 25. Under variable plan accounting any appreciation in stock value from the date of grant to the date upon which the performance conditions are satisfied is charged to the income statement on a systematic basis over the vesting period.

Under UK GAAP, share options issued under the LEAP program to JMS, the management company through which Sir Martin Sorrell provides services to the Company, have been disclosed as Directors’ remuneration but have not been recognized in the income statement. Under US GAAP, these options have resulted in the recognition of an additional compensation expense in accordance with the requirements of SFAS 123.

Finally, under UK GAAP, Young & Rubicam stock options that did not vest at the time of acquisition by the Company formed part of the purchase accounting entries recorded at that time. Under US GAAP, in accordance with the requirements of FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation Expense, compensation expense continues to be recognized over the vesting period.

See Item 6 of the Annual Report on Form 20-F for a detailed description of the Company’s stock-based compensation plans.

Shares owned by Employee Share Ownership Plan (ESOP)

Under UK GAAP, shares purchased by the ESOP are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, these shares are recorded at cost and deducted from share owners’ equity.

The Group’s ESOP comprises trusts which acquire WPP shares in the open market to fulfil obligations under the Group’s stock-based compensation plans. These trusts do not meet the definition of an ‘ESOP’ under US GAAP.

Listed investments

Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for permanent impairment. Under US GAAP, such investments are marked to market and any resulting unrealised gain or loss is taken to share owners’ funds. Where the decline in value is other than temporary, the resulting loss would be taken to the income statement under both UK and US GAAP. The listed investments of the Group are generally considered to be ‘available for sale’ securities under US GAAP.

Accounting for Derivative Instruments and Hedging Activities

Effective 1 January 2001, the Group adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes requirements for certain guarantees. It also requires (for guarantees issued after January 1, 2003) that a guarantor must recognise, at the inception of a guarantee, a liability for the fair value of the obligations undertaken. The Statement requires that changes in the derivative’s fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The derivative financial instruments held by the Group are not designated and therefore do not qualify as accounting hedges resulting in the changes in the fair value of the derivative financial instruments being recognised in earnings.

Notes to the Reconciliation to US Accounting Principles (continued)

1	Significant differences between UK and US Accounting Principles (continued)

See note 5 to the Consolidated Financial Statements and Item 11 of the Annual Report on Form 20-F for a detailed discussion of the Company’s derivative instruments and hedging activities.

Consolidated statement of cash flows

The consolidated statement of cash flows prepared under UK GAAP in accordance with FRS 1 presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to them definition of cash and cash equivalents. Cash flow under UK GAAP represents increases and decreases in cash, which comprises both cash in hand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than 90 days, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities.

2 Earnings per share – reconciliation from UK to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. For the year ended 31 December 2002 both the $ 287.5 million convertible bond and the £450 million convertible bond were accretive to earnings and therefore excluded from the calculation. Had the convertible bonds been dilutive to earnings in 2002, incremental shares attributable to the assumed conversion of the bonds would have increased diluted shares outstanding by 58.2 million shares. In addition, options to purchase 19.8 million ordinary shares were outstanding at 31 December 2002 but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the shares and, therefore, the effect would be antidilutive. For the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by £3.6 million. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:

Year ended 31 December 2002	Basic earnings per share No.	Diluted earnings per share No.

Under UK GAAP	1,110,556,878	1,136,548,459

Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2002	–	–

Under US GAAP	1,110,556,878	1,136,548,459

Year ended 31 December 2001

Under UK GAAP	1,101,937,750	1,157,080,255

Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2001	–	2,047,943

Under US GAAP	1,101,937,750	1,159,128,198

Year ended 31 December 2000

Under UK GAAP	834,280,801	865,978,000

Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2000	–	4,830,727

Under US GAAP	834,280,801	870,808,727

3 Implementation of SFAS 142

In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after 15 December 2001. SFAS 142 changed the accounting for goodwill from an amortisation method to an impairment-only approach. Thus, amortisation of goodwill, including goodwill recorded in past business combinations and amortisation of intangible assets with an indefinite life, ceased upon adoption of SFAS 142. For any acquisitions completed after 30 June 2001, goodwill and intangible assets with an indefinite life are not amortised. The Company adopted the provisions of SFAS 142 in full effective 1 January 2002.

The Company recognised an impairment loss of £25.7 million on the implementation of SFAS 142. Under UK GAAP, all such impaired goodwill had been included in the write-off against share owners’ funds as of 1 January 1998, as more fully described in the note on accounting policies in the financial statements.

The subsequent annual test for impairment was performed as of the end of the year and an impairment loss of £145.7 million was recognised under UK GAAP and US GAAP. The impairment charge relates to a number of under-performing businesses in the Information, insight & consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill.

4 New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on our results of operations and financial position:

In June 2002, SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146) was issued. SFAS 146 requires that costs associated with exit or disposal activities, including restructuring charges, be recognised and measured initially at fair value only when the liability is incurred, and is effective for any such activities initiated after 31 December 2002. It has no effect on charges recorded for exit activities begun prior to this date. The Group does not expect that adoption of SFAS 146 will have a material impact on its consolidated results of operations or financial position.

In November 2002, Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) was issued. This interpretation elaborates on the existing disclosure accounting and reporting standards under US GAAP requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The application of FIN 45 did not result in additional disclosure in our 2002 financial statements and is not expected to have a material impact on our consolidated results of operations or financial position.

In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), was issued as an amendment of SFAS 123. The Group has elected to continue with its current practice of applying the recognition and measurement principles of APB 25 under US GAAP and has adopted the disclosure requirements of SFAS 148.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB 51. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if

Notes to the Reconciliation to US Accounting Principles (continued)

4	New US GAAP Accounting Pronouncements (continued)

when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. The Group does not expect that when FIN 46 becomes effective that it will have to consolidate or disclose any information regarding variable interests.

The Emerging Issues Task Force (‘EITF’) of the FASB also released interpretive guidance covering several topics that impact our business. These topics include customer relationship intangible assets acquired (EITF 02-17) and vendor rebates (EITF 02-16). The application of this guidance did not have a material impact on our consolidated results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after 30 June 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to 15 June 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company has not determined the effect, if any, that SFAS No. 149 will have on its consolidated financial statements.

5 US GAAP stock option expense pro forma information

The Company applies US Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations when accounting for its stock option plans. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000

Net income (loss) as adjusted for US GAAP:

As reported (£m)	53.5	79.2	122.9

Add back:

Stock-based employee compensation expense included in reported net income, net of tax	29.5	40.9	56.7

Deduct:

Total fair value of stock-based employee compensation expense, net of tax	(57.4)	(53.2)	(63.6)

Pro forma (£m)	25.6	66.9	116.0

Basic earnings per share per US GAAP:

As reported (p)	4.8	7.2	14.7

Pro forma (p)	2.3	6.4	13.9

Diluted earnings per share per US GAAP:

As reported (p)	4.7	7.1	14.1

Pro forma (p)	2.3	6.1	13.3

6 Transfers of financial assets under US GAAP

The Group has certain trade receivable securitisation facilities which provide for the advance of approximately $350 million on a pool of trade debts, for which the Company entered into a new agreement with various conduit and bank purchasers effective in November 2002. In connection with these facilities, the Group sells, on a revolving and non-recourse basis, certain of its trade receivables to a qualifying special purpose entity (SPE), which in turn transfers a beneficial interest in the receivables to a third-party commercial paper conduit, which serves as security for the proceeds advance to the Group. These transactions are accounted for as a sale under US GAAP, in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Accordingly, accounts receivable sold under these facilities would be excluded from trade debtors in the balance sheet. As proceeds for the receivables sold to the SPE, the Group receives cash and an interest-bearing note receivable, which would be included in trade debtors in the balance sheet. Because the receivables underlying the notes receivable are

6 Transfers of financial assets under US GAAP (continued)

short term in nature, among other considerations, the fair value of the notes receivable approximated their carrying value at both December 31, 2002 and 2001. Under UK GAAP, the securitisation is accounted for under a linked presentation, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet.

7 Additional US GAAP pension disclosures

The following tables show the information required to be disclosed in accordance with SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132), concerning the funded status of the Group’s defined benefit scheme at December 31, 2002, 2001 and 2000:

	Year ended 31 December 2002

	US schemes	Non US schemes	Total

	£m	£m	£m

Change in Benefit Obligation

Benefit Obligation at Beginning of Year	195.6	240.4	436.0

Reclassification	22.7	(1.0)	21.7

Service Cost	9.0	3.7	12.7

Interest Cost	14.6	13.5	28.1

Plan Participants’ Contributions	0.0	0.5	0.5

Actuarial Loss	10.6	15.5	26.1

Benefits Paid	(13.3)	(11.5)	(24.8)

Loss/(Gain) due to exchange rate movements	(22.5)	2.7	(19.8)

Plan Amendments	(0.5)	(0.2)	(0.7)

Benefit Obligation at End of Year	216.2	263.6	479.8

Change in Plan Assets

Fair Value of Plan Assets at Beginning of Year	133.6	189.8	323.4

Actual Return on Plan Assets	(18.1)	3.3	(14.8)

Employer Contributions	14.2	7.3	21.5

Plan Participants’ Contributions	0.0	0.5	0.5

Benefits Paid	(13.3)	(11.5)	(24.8)

(Loss)/Gain due to exchange rate movements	(11.8)	1.0	(10.8)

Fair Value of Plan Assets at End of Year	104.6	190.4	295.0

Reconciliation of Funded Status as of End of Year

Funded Status at End of Year	(111.6)	(73.2)	(184.8)

Unrecognized Net Actuarial Loss	75.7	58.3	134.0

Unrecognized Prior Service Cost	(0.3)	(0.1)	(0.4)

Net Amount Recognized	(36.2)	(15.0)	(51.2)

Amounts Recognised in the Statement of Financial Position

Prepaid Benefit Cost	6.5	12.6	19.1

(Accrued) Benefit Liability	(115.9)	(79.2)	(195.1)

Intangible Asset	0.1	0.1	0.2

Accumulated Other Comprehensive Income	73.1	51.5	124.6

Net Amount Recognized	(36.2)	(15.0)	(51.2)

Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	31.3	19.9	51.2

Notes to the Reconciliation to US Accounting Principles (continued)

7 Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2002

	US schemes	Non US schemes	Total

	£m	£m	£m

Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets

Benefit Obligation	216.2	263.6	479.8

Fair Value of Plan Assets	104.6	190.4	295.0

Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets

Accumulated Benefit Obligation	212.2	238.3	450.5

Fair Value of Plan Assets	104.6	173.4	278.0

Components of Net Periodic Pension Cost

Service Cost	9.0	3.7	12.7

Interest Cost	14.6	13.5	28.1

Expected Return on Plan Assets	(10.8)	(11.1)	(21.9)

Amortization of Prior Service Cost	0.0	(0.1)	(0.1)

Amortization of Net (Gain)/Loss	3.6	1.3	4.9

Net Periodic Pension Cost	16.4	7.3	23.7

Weighted-average Assumptions as of End of Year

Discount Rate	6.8%	5.4%	6.0%

Expected Return on Plan Assets	7.2%	5.4%	6.1%

Rate of Compensation Increase	4.0%	3.2%	3.3%

	Year ended 31 December 2001

	US schemes	Non US schemes	Total

	£m	£m	£m

Change in Benefit Obligation

Benefit Obligation at Beginning of Year	157.8	242.2	400.0

Service Cost	8.5	4.8	13.3

Interest Cost	13.5	13.4	26.9

Plan Participants’ Contributions	0.0	0.6	0.6

Prior Service Costs	0.4	0.0	0.4

Actuarial (Gain)/Loss	30.0	(9.0)	21.0

Benefits Paid	(15.2)	(11.6)	(26.8)

Curtailments, Settlements & Special Termination Benefit	0.6	0.0	0.6

Benefit Obligation at End of Year	195.6	240.4	436.0

Change in Plan Assets

Fair Value of Plan Assets at Beginning of Year	149.6	203.7	353.3

Actual Return on Plan Assets	(7.9)	(7.7)	(15.6)

Employer Contributions	7.1	4.8	11.9

Plan Participants’ Contributions	0.0	0.6	0.6

Benefits Paid	(15.2)	(11.6)	(26.8)

Fair Value of Plan Assets at End of Year	133.6	189.8	323.4

Reconciliation of Funded Status as of End of Year

Funded Status at End of Year	(62.0)	(50.6)	(112.6)

Unrecognized Net Actuarial Loss	48.8	35.5	84.3

Unrecognized Prior Service Cost	0.4	0.0	0.4

Net Amount Recognized	(12.8)	(15.1)	(27.9)

Prepaid / (accrued) Benefit Cost	(12.8)	(15.1)	(27.9)

	Year ended 31 December 2001

	US schemes	Non US schemes	Total

	£m	£m	£m

Components of Net Periodic Pension Cost

Service Cost	8.5	4.8	13.3

Interest Cost	13.5	13.4	26.9

Expected Return on Plan Assets	(13.0)	(13.0)	(26.0)

Amortization of Net Loss	0.4	0.8	1.2

Net Periodic Pension Cost	9.4	6.0	15.4

Curtailments, Settlements & Special Termination Benefit	1.2	0.0	1.2

Total Pension Cost	10.6	6.0	16.6

Weighted-average Assumptions as of End of Year

Discount Rate	7.5%	5.7%

Expected Return on Plan Assets	8.8%	5.8%

Rate of Compensation Increase	6.2%	2.8%

The total UK GAAP defined benefit pension cost for 2001 was £18.1 million, including a charge of £1.5 million relating to certain benefit contracts not accounted for under SFAS 87. A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

	US schemes	Non US schemes	Total

	£m	£m	£m

Fair value of plan assets	129.2	154.1	283.3

Accumulated benefit obligation	(182.4)	(203.4)	(385.8)

Additional minimum liability	(42.0)	(31.7)	(73.7)

	Year ended 31 December 2000

	US schemes	Non US schemes	Total

	£m	£m	£m

Change in Benefit Obligation

Benefit Obligation at Beginning of Year	60.3	137.5	197.8

Service Cost	8.3	5.8	14.1

Interest Cost	4.5	7.5	12.0

Plan Participants’ Contributions	0.0	0.7	0.7

Actuarial Loss	1.2	48.6	49.8

Acquisition	92.8	5.3	98.1

Adjustments	(5.1)	44.4	39.3

Benefits Paid	(4.2)	(7.6)	(11.8)

Benefit Obligation at End of Year	157.8	242.2	400.0

Change in Plan Assets

Fair Value of Plan Assets at Beginning of Year	56.2	146.0	202.2

Actual Return on Plan Assets	4.9	10.0	14.9

Acquisition	92.8	0.0	92.8

Adjustments	(4.7)	50.5	45.8

Employer Contributions	4.6	4.1	8.7

Plan Participants’ Contributions	0.0	0.7	0.7

Benefits Paid	(4.2)	(7.6)	(11.8)

Fair Value of Plan Assets at End of Year	149.6	203.7	353.3

Reconciliation of Funded Status as of End of Year

Funded Status at End of Year	(8.2)	(38.5)	(46.7)

Unrecognized Net Actuarial (Gain)/Loss	(12.0)	17.6	5.6

Net Amount Recognized	(20.2)	(20.9)	(41.1)

Notes to the Reconciliation to US Accounting Principles (continued)

7 Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2000

	US schemes	Non US schemes	Total

	£m	£m	£m

Prepaid / (accrued) Benefit Cost	(20.2)	(20.9)	(41.1)

Components of Net Periodic Pension Cost

Service Cost	8.3	5.8	14.1

Interest Cost	4.5	7.5	12.0

Expected Return on Plan Assets	(3.7)	(9.5)	(13.2)

Amortization of Transition (Asset)/Obligation	0.1	(2.5)	(2.4)

Amortization of Prior Service Cost	0.2	0.0	0.2

Net Periodic Pension Cost	9.4	1.3	10.7

Weighted-average Assumptions as of End of Year

Discount Rate	8.0%	5.5%

Expected Return on Plan Assets	8.8%	6.5%

Rate of Compensation Increase	6.5%	4.5%

A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

	US schemes	Non US schemes	Total

	£m	£m	£m

Fair value of plan assets	0.0	181.5	181.5

Accumulated benefit obligation	5.3	212.1	217.4

8 Supplemental tax disclosures

Deferred taxation

The following table details the UK GAAP deferred tax asset balances as shown in note 17 to the Consolidated Financial Statements:

	2002	2001

	£m	£m

Deferred Tax Assets:

Unutilised Tax Losses	245.2	283.8

Deferred Compensation	65.4	72.4

Acquisition Related Provisions	13.3	17.0

Other	37.1	11.0

	361.0	384.2

Less:

Valuation Allowance	(277.2)	(282.5)

Deferred Tax Liabilities:

Accelerated Capital Allowances	(3.2)	(4.0)

Interest Receivable	(17.9)	(18.7)

Other	(1.1)	(17.5)

	(22.2)	(40.2)

Net Deferred Tax Assets	61.6	61.5

No material deferred income tax liabilities are expected to arise on distributions of earnings of foreign subsidiaries as the Group intends to reinvest undistributed earnings that would otherwise give rise to such liabilities.

Net operating losses totalling £602 million will expire as follows: 2017—£57 million, 2018—£35 million, 2020—£274 million and 2021 and thereafter—£236 million. Of these net operating losses, £442 million are items not affecting the income statement.

8 Supplemental tax disclosures (continued)

An analysis of the US GAAP adjustment to share owners’ funds related to deferred tax items is presented below, all of which relate to differences arising as a consequence of the US GAAP adjustments disclosed above:

	2002	2001

	£m	£m

Executive compensation	32.0	13.7

Pension accounting	2.0	–

Accounting for derivatives	(6.8)	–

Goodwill	(3.7)	–

Additional valuation allowance recorded under US GAAP	(23.1)	(3.2)

Total US GAAP adjustment	0.4	10.5

9 Acquisition of Tempus Group plc

On 6 November 2001 the Company finalized its acquisition of Tempus Group plc. Prior to the acquisition, the group owned a 22% interest in the ordinary share capital of Tempus.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at acquisition £m	Accounting policy alignments[1] £m	Fair value adjustments[2] £m		Fair value to Group £m

Tangible fixed assets	15.0	(1.3)	(0.2)		13.5

Investments	10.9	–	(1.8	)(i)	9.1

Current assets	342.9	–	(0.3)		342.6

Total assets	368.8	(1.3)	(2.3)		365.2

Other creditors due within one year	(397.1)	–	(0.1)		(397.2)

Other creditors due after one year	(54.7)	–	(10.4	)(ii)	(65.1)

Provisions	(2.5)	–	(11.8	)(iii)	(14.3)

Total liabilities	(454.3)	–	(22.3)		(476.6)

Net liabilities	(85.5)	(1.3)	(24.6)		(111.4)

Minority interest					(5.0)

Goodwill					516.8

Consideration					400.4

Consideration satisfied by:

Cash					369.3

Shares to be issued					1.6

Capitalised acquisition costs					5.7

Transferred from investments					23.8

					400.4

Notes

1 Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Tempus into compliance with WPP’s accounting practices and policies. These primarily arise from applying the Group’s depreciation policies to tangible fixed assets acquired.

2 Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Tempus to fair value:

(i)	Revaluation of internet and other investments to fair value.
(ii)	Recognition of accrual for additional corporate tax liabilities.
(iii)	Provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Notes to the Reconciliation to US Accounting Principles (continued)

10 US GAAP Pro forma financial information (unaudited)

The following table sets forth certain pro forma financial information for WPP Group plc (“WPP”) as if the acquisitions of Tempus Group plc (“Tempus”) and Young & Rubicam Inc. (“Young & Rubicam”) had occurred as of the beginning of each reported period. The pro forma financial information is stated in accordance with UK GAAP. The pro forma financial information for Young & Rubicam includes a number of adjustments in order to arrive at a UK GAAP presentation, as described further below.

The financial information for Tempus for the year ended December 31, 2000 has been extracted without material adjustment from the audited financial statements contained in Tempus’ annual report filed with the UK Listing Authority for the year ended December 31, 2000.

	Pro forma with Tempus and Young & Rubicam

	Year ended December 31, 2001	Year ended December 31, 2000

	£m	£m

Revenue	4,156.1	4,050.0

Income before extraordinary items	249.5	314.5

Net income	249.5	314.5

Basic earnings per ordinary share (p)	22.6	27.8

Diluted earnings per ordinary share (p)	21.9	26.0

This unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect as of the dates presented.

11 Supplemental Segment Disclosures

The Company organizes its businesses generally based on the nature of the services provided by each operating company. Where appropriate, operating companies are aggregated into the operating sectors shown below. The following table details the goodwill additions and impairment losses under UK GAAP as shown in note 13 to the Consolidated Financial Statements by operating sector.

	2002	2001

	£m	£m

Advertising and Media investment management	49.9	665.3

Information, insight & consultancy	29.6	82.8

Public relations & public affairs	21.6	70.2

Branding & Identity, Healthcare and Specialist communications	43.7	139.4

Total goodwill additions	144.8	957.7

Total impairment losses of £145.7 million recognised in 2002 consisted of:

2002

£m

Advertising and Media investment management	12.5

Information, insight & consultancy	70.3

Public relations & public affairs	8.5

Branding & Identity, Healthcare and Specialist communications	54.4

Total goodwill impairment	145.7

The SFAS 142 adoption charge of £25.7 million recorded in 2002 under US GAAP related entirely to the branding & identity, healthcare and specialist communications sector.

The following table shows long-lived assets attributable to each of the Company’s geographical areas:

	2002	2001	2000

	£m	£m	£m

UK	998.6	958.6	381.3

US	4,091.2	4,180.8	3,940.6

Continental Europe	650.4	627.6	514.6

Canada, Asia Pacific, Latin America, Africa & Middle East	622.8	609.2	552.5

	6,363.0	6,376.2	5,389.0

12 Reconciliation of consolidated statements of cash flows

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is shown below:

	For the year ended December 31,

	2002	2001	2000

	£m	£m	£m

Operating activities

Net cash inflow from operating activities under UK GAAP	779.9	173.9	624.4

Movements in overdrafts	(131.7)	22.3	242.0

Dividends received from associates	9.4	14.7	7.6

Interest and similar charges paid	(98.9)	(84.2)	(76.2)

Interest received	32.7	38.6	17.9

UK and overseas tax paid	(85.0)	(77.5)	(81.4)

Net cash provided by operating activities under US GAAP	506.4	87.8	734.3

Investing activities

Capital expenditure and financial investment under UK GAAP	(157.9)	(217.2)	(199.1)

Acquisitions and disposals	(277.3)	(730.3)	(281.0)

Net cash used in investing activities under US GAAP	(435.2)	(947.5)	(480.1)

Financing activities

Net cash inflow from financing under UK GAAP	213.9	499.0	204.6

Equity dividends paid	(55.6)	(44.4)	(25.6)

Dividends paid to minorities	(12.0)	(10.8)	(7.7)

Net cash provided from financing activities under US GAAP	146.3	443.8	171.3

Translation difference	(0.4)	10.7	35.1

Net increase (decreases) in cash and cash equivalents under US GAAP	217.1	(405.2)	460.6

Cash and cash equivalents under US GAAP at the beginning of the period	662.4	1,067.6	607.0

Cash and cash equivalents under US GAAP at the end of the period	879.5	662.4	1,067.6

13 Supplemental discussion of presentational differences

Income statement

Equity accounting. Under UK GAAP, the Group’s share of the profits less losses of associated undertakings before interest and taxes is included in the consolidated income statement, shown above profit on ordinary activities before interest, taxation, and fixed asset gains and write-downs. Under US GAAP, equity in pre-tax earnings of unconsolidated subsidiaries and 50% or less owned entities is presented between income tax expense and income from continuing operations. Net interest expense recognized in 2002, 2001 and 2000, respectively, includes £0.4 million, £1.0 million and £0.2 of the Group’s share of investees’ net interest income.

Amounts written off fixed asset investments. UK GAAP permits the presentation of amounts written off fixed asset investments below operating profit. Under US GAAP, these write offs would be presented within operating profit. Fixed asset investment write-offs of £19.9 million and £70.8 million were recognized in 2002 and 2001, respectively.

Revenue. Under UK GAAP the Group presents both turnover and revenue in its consolidated income statements. Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commission and fees earned in respect of turnover. Under US GAAP, revenue comprises those amounts shown under revenue for UK GAAP.

Net income. SFAS 142 requires any impairment loss recognized on adoption of the standard to be presented as the effect of a change in accounting principle. As disclosed in Note 3, the impairment recognized on adoption of SFAS 142 was £25.7m. Were a full US GAAP income statement to be prepared, net income would be presented before and after the effect

Notes to the Reconciliation to US Accounting Principles (continued)

13 Supplemental discussion of presentational differences (continued)

of this change in accounting principle. Net income for the year ended December 31, 2002 as adjusted for US GAAP before the effect of the change in accounting principle would be £79.2m. Net income for the year ended December 31, 2002 as adjusted for US GAAP after the effect of the change in accounting principle is £53.5m.

Balance sheet

Current assets. The balance sheet caption of ‘Debtors’ presented within current assets includes amounts expected to be realised after more than one year, in accordance with UK GAAP. Under US GAAP, these amounts would be presented as non-current assets. The amount of debtors falling due after more than one year was £35.6 million, £62.1 million and £39.1 million at December 31, 2002, 2001 and 2000, respectively.