Form 20-F
period 2003-12-31
WPP GROUP PLC
filed 2004-06-14
CIK 806968

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the Fiscal year ended 31 December 2003

or

☐	Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

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

The number of outstanding ordinary shares is 1,187,432,353, which includes the underlying ordinary shares represented by 20,198,436 ADSs.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP Group plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest advertising and marketing businesses in the world. As of 31 December 2003, the Group had approximately 54,000 employees located in approximately 1,400 offices in 106 countries. For the year ended 31 December 2003, the Group had revenue of approximately £4,106 million and operating income of approximately £415 million. As of 31 May 2004, the number of employees was approximately 56,000.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected financial data for the three years ended 31 December 2003 is derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data for the two years ended 31 December 2000 is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F.

The Consolidated Financial Statements of the Company are prepared in accordance with generally accepted accounting standards in the United Kingdom (UK GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). A reconciliation to US GAAP is set forth on pages F-27 to F-36 of the Consolidated Financial Statements.

The reporting currency of the Group is the pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Profit and Loss Account Data

	Year ended 31 December
	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP:
Turnover (or gross billings)	18,621.3		18,028.7		20,886.9		13,949.4		9,345.9
Revenue	4,106.0		3,908.3		4,021.7		2,980.7		2,172.6
Operating profit	415.3		272.5		505.5		379.4		265.0
Profit on ordinary activities before taxation	349.9		205.4		411.0		365.7		255.4
Profit attributable to ordinary share owners	208.4		88.0		271.2		244.7		172.8
Basic earnings per share	18.7	p	7.9	p	24.6	p	29.3	p	22.9	p
Diluted earnings per share	18.2	p	7.7	p	23.7	p	28.4	p	22.5	p
Dividends per ordinary share	6.48	p	5.40	p	4.50	p	3.75	p	3.10	p
Dividends per ADS (US dollars)	53.0	c	40.6	c	32.4	c	28.4	c	25.1	c

Amounts in accordance with US GAAP:
Operating profit[1]	321.0		217.4		242.7		247.9		163.0
Net income before the cumulative effect of change in accounting principle	110.3		79.2		79.2		122.9		81.9
Net income after the cumulative effect of change in accounting principle	110.3		53.5		79.2		122.9		81.9
Earnings per share before the cumulative effect of change in accounting principle:
Basic earnings per share	9.9	p	7.1	p	7.2	p	14.7	p	10.9	p
Diluted earnings per share	9.6	p	7.0	p	7.1	p	14.1	p	10.6	p
Earnings per share after the cumulative effect of change in accounting principle:
Basic earnings per share	9.9	p	4.8	p	7.2	p	14.7	p	10.9	p
Diluted earnings per share	9.6	p	4.7	p	7.1	p	14.1	p	10.6	p
Dividends declared per ordinary share[2]	5.75	p	4.79	p	3.99	p	3.30	p	2.72	p
Dividends declared per ADS (US dollars)[2]	44.6	c	35.0	c	29.7	c	26.1	c	22.4	c

Selected Consolidated Balance Sheet Data

	As of 31 December
	2003		2002		2001		2000		1999
	£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP:
Total assets	11,005.3		9,958.8		9,915.8		9,112.0		3,234.4
Net assets	4,067.6		3,714.4		3,640.9		3,394.1		341.7
Capital stock	118.7		115.7		115.0		111.2		77.5
Number of shares	1,187.4		1,157.3		1,149.6		1,111.9		774.5

Amounts in accordance with US GAAP:
Total assets	10,412.3		9,799.6		10,159.8		9,532.7		3,723.0
Net assets	3,704.1		3,779.6		4,182.5		4,173.3		1,028.1

Notes

[1]	Operating profit under US GAAP includes adjustments to reclassify (i) amounts written off fixed asset investments recognised as non-operating expense under UK GAAP and (ii) the portion of pension cost recognised as interest expense in accordance with FRS 17 under UK GAAP.
[2]	Under UK GAAP, dividends are provided for in the financial statements based on recommendation by the directors. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed after consultation between the Company and The London Stock Exchange Limited (“The London Stock Exchange”).

The table below sets forth the amounts of interim, final and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts (“ADRs”). The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling, as shown below, for each year presented.

	Pence per ordinary share			US cents per ADS
Year ended:	Interim	Final	Total	Interim	Final	Total
1999	1.00	2.10	3.10	8.1	17.0	25.1
2000	1.20	2.55	3.75	9.1	19.3	28.4
2001	1.44	3.06	4.50	10.4	22.0	32.4
2002	1.73	3.67	5.40	13.0	27.6	40.6
2003	2.08	4.40	6.48	17.0	36.0	53.0

The 2003 interim dividend was paid on 17 November 2003 to share owners on the register at 17 October 2003. The 2003 final dividend is expected to be paid on 5 July 2004 to share owners on the register at 4 June 2004.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment. The annual average of the daily Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December 2003 was:

Year ended 31 December	Average
1999	1.6178
2000	1.5162
2001	1.4401
2002	1.5036
2003	1.6356

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 31 May 2004, the Bloomberg Closing Mid Point rate was 1.8317.

Month ended	High	Low
31 December 2003	1.7833	1.7206
31 January 2004	1.8517	1.7831
29 February 2004	1.9050	1.8156
31 March 2004	1.8695	1.7997
30 April 2004	1.8566	1.7678
31 May 2004	1.8354	1.7553

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company competes for clients in a highly competitive industry.

The communications services industry is highly competitive and fragmented. At the parent company level, the Company’s principal competitors are other large multinational communications services companies, including Omnicom Group (“Omnicom”), the Interpublic Group of Companies (“IPG”), Publicis Groupe (“Publicis”), Grey Advertising, Havas and VNU. The actual competition for clients, however, normally takes place at the operating company level, within the different sectors of Advertising and Media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications. The Company’s principal competitors in the advertising and media investment management industries are large multinational agencies, including BBDO Worldwide, Carat, Leo Burnett Worldwide, DDB Worldwide Communications, Foote, Cone & Belding Worldwide, Lowe & Partners Worldwide, Magna Global, Inc., McCann-Erickson Worldwide, Omnicom Media Group (OMG), Saatchi & Saatchi, Starcom MediaVest Group, TBWA Worldwide and Zenith Optimedia, as well as numerous smaller agencies that operate in local markets. The Company’s agencies must compete with other agencies to maintain existing client relationships and to obtain new clients. Principal competitive factors include the agency’s creative reputation, knowledge of media alternatives and purchasing power, geographic coverage and diversity, quality of service and understanding of clients’ needs. Improved global communications and free trade, and more stable, less inflationary worldwide economic growth have contributed to increased competition in the communications services industry. At the same time, however, advertising and marketing services companies are consolidating, diversifying and growing market share through acquisitions.

Clients are not generally bound to an individual agency and may move their accounts to another agency, usually with 90 days notice. Clients may also reduce advertising and marketing budgets at any time and for any reason with no compensation to the agency. Larger clients may use more than one agency for their advertising requirements. In many cases, the Company represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas thus enabling the client to continually compare the effectiveness of its different agencies’ work. Industry practices in the other communications services businesses reflect similar concerns with respect to client relationships. Despite these circumstances, we believe that there is continued evidence that clients are moving towards the consolidation of their marketing activities.

An agency’s ability to compete for new advertising and marketing services clients and assignments is limited somewhat by the policy followed by many clients of not permitting agencies working for them to represent competing accounts or product lines in the same market. A lesser number of companies will not permit their advertising and/or marketing services firms to work on competing accounts in any market, although, increasingly, converging strategies seem to be reducing the incidence of this impediment. Client conflict policies can and sometimes do prevent our agencies from winning new clients and assignments.

The Company receives a significant portion of its revenues from a limited number of large clients.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for approximately 26% of revenues in the year ended 31 December 2003. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilise the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

The Company may be subject to certain regulations that could restrict the Company’s activities.

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the Company operates have adopted statutes, regulations and rulings that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs, and market research, or otherwise affect the activities of the Company and its clients. For further discussion of such regulations, see the discussion in the Government regulation section under Item 4B. Though the Company does not expect any existing or proposed regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

The Company is dependent on its employees.

The advertising and marketing services businesses are highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all service businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel.

The Company is exposed to international business risk.

The Company operates in 106 countries throughout the world. Its operations are exposed to the normal business risks and limitations caused by currency fluctuations, exchange control restrictions, restrictions on repatriation of earnings and investment of capital and political instability. In addition, the communications services industry is widely viewed as among the first industry sectors affected by changes in economic cycles. The Company is also subject to governmental and regulatory risks including taxation, nationalisation, inflation and protectionist measures that can affect its international business operations. In addition, the Company is subject to global economic impact from political and social upheaval risks. For details of the effect of the current economic environment on the Group, see the discussion under Item 5.

Future acquisitions, as well as acquisitions already completed, could subject us to a number of risks and/or result in us experiencing significant charges to earnings that may adversely affect our operating results and financial condition.

We regularly review potential acquisitions of businesses that are complementary to our businesses. As part of that review, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks and, as a result, we might not realise the intended advantages of any given acquisition. We also must consolidate and integrate any acquired operations with our businesses. These integration efforts can take a significant amount of time, place a strain on our managerial, operational and financial resources and could prove to be more difficult and expensive than we predicted. If we fail to realise the expected benefits from an acquisition, whether as a result of unidentified risks, integration difficulties or otherwise, our business, results of operations and financial condition could be adversely affected.

Goodwill recorded on the Company’s balance sheet with respect to acquired companies may become impaired.

The Company has a significant amount of goodwill recorded on its balance sheet with respect to acquired companies. The Company annually tests the carrying value of goodwill for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. In addition, future events could cause the Company to conclude that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations.

We may use common stock, incur indebtedness, expend cash or use any combination of common stock, indebtedness and cash for all or part of the consideration to be paid in future acquisitions that would result in additional goodwill being recorded on the Company’s balance sheet.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organized into four business segments. Our largest segment is Advertising and Media investment management where we operate the well-known advertising networks J. Walter Thompson Company, Ogilvy & Mather Worldwide, Red Cell, Y&R and Bates Asia as well as media investment management companies such as MindShare and Mediaedge:cia. Our other segments are Information, insight and consultancy (where our operations are conducted through Kantar Media Research, Millward Brown, Research International and other companies), Public relations and public affairs (where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide) and Branding & identity, Healthcare and Specialist communications (where our operations are conducted by Enterprise IG, Landor Associates, Fitch Worldwide, CommonHealth, Sudler & Hennessey, Healthworld, OgilvyOne, Wunderman, 141 Worldwide and other companies).

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts) representing deposited ordinary shares are quoted on the NASDAQ National Market (“NASDAQ”). At 31 May 2004 the Company had a market capitalisation of £6.4 billion.

The Company’s executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20-7408-2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

A. History and Development of the Company

WPP Group plc was incorporated and registered in England and Wales in 1971 and is a public limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, and Cordiant Communications Group plc (“Cordiant”) in 2003.

On 4 October 2000, the Company finalised its acquisition of Young & Rubicam. The value of the consideration, which was satisfied entirely by the issue of new WPP ordinary shares or WPP ADSs, was £3.0 billion. In accordance with UK GAAP, the consideration was calculated by reference to the opening WPP share price on 4 October 2000, which was £7.99. The merger with Young & Rubicam brought together two organisations sharing a common approach to the integration of advertising and marketing services for clients. Management believes that the companies complement one another in providing alternative operating brands in common business areas while adding the market research expertise of the Group to the Young & Rubicam businesses. The Young & Rubicam companies and other Group companies continue to share a large number of major clients including Ford and AT&T. Within the enlarged Group client conflicts can be managed more effectively through separate operating brands so that clients can be assured of confidentiality. In addition, the merger has strengthened the Group geographically, particularly in North America and Continental Europe.

On 6 November 2001, the Company finalised its acquisition of Tempus. The consideration was satisfied principally by £369 million in cash. Prior to the acquisition, the Group owned a 22% interest in the ordinary share capital of Tempus. Subsequent to the acquisition, The Media Edge and CIA,

Tempus’ core brand, merged operations to create Mediaedge:cia. Mediaedge:cia’s geographically balanced network enables it to develop, manage and implement national, regional and global communications and media solutions for the benefit of its clients.

The acquisition of Cordiant was completed on 1 August 2003. WPP issued £11.3 million in new WPP shares as consideration for Cordiant and its shareholders, entering into a scheme of arrangement under Section 425 of the Companies Act of 1985 (the “Companies Act”). The Group also paid £265.5 million for the debt of Cordiant. £62.1 million of the debt was repaid prior to the acquisition date. Since the acquisition, Cordiant and its subsidiaries have been assimilated into the Group’s global communications and media network, although shortly after the acquisition the Group separately sold Cordiant’s interest in Zenith Optimedia Group Limited to Publicis for £75 million. Cordiant gave the Company reinforced relationships with a number of major multinational clients, strong agencies in Europe to develop Red Cell, Bates Asia (an Asian-based entity with local and multinational clients), a number of ex-Zenith media planning and buying operations, effective healthcare and retail-rooted branding and identity operations, and a number of specialist public relations and event management capabilities.

The Company spent £398.6 million (net of the £75 million in proceeds from the sale of Cordiant’s interest in Zenith Optimedia Group), £343.4 million and £736.0 million for acquisitions and investments in 2003, 2002 and 2001, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of tangible fixed assets was £93.9 million, £100.5 million and £118.1 million, respectively, and cash spent on share repurchases and cancellations was £23.1 million, £75.9 million and £103.3 million, respectively.

B. Business Overview

In 2003 turnover increased 3.3% to £18.62 billion as compared to 2002. Revenues increased over 5% to £4.1 billion as compared to 2002. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by 0.7%. Excluding the acquisition of Cordiant, like-for-like revenues were up 1.5%. Reported operating profit (excluding income from associates) increased in 2003 by 52.4% to £415 million, including the effects of £48 million and £146 million of goodwill impairment charges taken on subsidiaries in 2003 and 2002, respectively. Reported profit before interest and taxes was up over 44% to £422 million in 2003 from £292 million in 2002. Profit before tax in 2003 was up 70% to £350 million as compared to 2002 and diluted earnings per share increased by almost 136% to 18.2p.

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 1,400 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications.

Approximately 47% of the Company’s reported revenues in 2003 were from Advertising and media investment management, with the remaining 53% of its revenues being derived from the business segments of Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare and Specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand. The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

In 2003, certain of the Company’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight and consultancy sector. As a result, the comparative figures for both Information, insight and consultancy and Branding and identity, Healthcare and Specialist communications have been restated to reflect this change.

Revenue	2003	% of Total in 2003	2002	% of Total in 2002	2001	% of Total in 2001
	(£m)		(£m)		(£m)
Advertising and Media investment management	1,935.8	47.2	1,810.0	46.3	1,841.5	45.8
Information, insight and consultancy	703.6	17.1	664.7	17.0	629.4	15.7
Public relations and public affairs	426.3	10.4	447.6	11.5	502.1	12.5
Branding and identity, Healthcare and Specialist communications	1,040.3	25.3	986.0	25.2	1,048.7	26.0

TOTAL	4,106.0	100.0	3,908.3	100.0	4,021.7	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2003	% of Total in 2003	2002	% of Total in 2002	2001	% of Total in 2001
	(£m)		(£m)		(£m)
United States	1,608.5	39.2	1,655.0	42.3	1,763.1	43.8
United Kingdom	664.9	16.2	619.2	15.8	627.3	15.6
Continental Europe	1,079.4	26.3	929.6	23.8	870.9	21.7
Canada, Asia Pacific, Latin America, Africa and Middle East	753.2	18.3	704.5	18.1	760.4	18.9

TOTAL	4,106.0	100.0	3,908.3	100.0	4,021.7	100.0

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

The Company’s advertising agencies include J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R, Red Cell and Bates Asia. The Company also owns interests in Asatsu-DK (20.9%), Chime Communications (19.1%); LG Ad (28.2%); Singleton, Ogilvy & Mather in Australia (40.8%) and various joint ventures between Y&R and Dentsu in Asia with interests ranging from 20% to 67% of the total share capital.

J. Walter Thompson Company. J. Walter Thompson, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency headquartered in New York. J. Walter Thompson’s relationships with a number of its major clients have been in existence for many years, exhibiting, management believes, an ability to adapt to meet the clients’ and market’s new demands.

Ogilvy & Mather Worldwide. Ogilvy & Mather is a full-service multinational advertising agency. Ogilvy & Mather was formed in 1948 and is headquartered in New York. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship, through which it covers a range of offerings from sales promotion to healthcare communications, event and entertainment marketing, data mining and brand identity.

Y&R. Y&R was formed in 1923 and is a full-service multinational advertising agency network headquartered in New York. Y&R’s clients also benefit from the brand knowledge developed over a 10 year period in Brand Asset Valuator ®, its proprietary brand management tool.

Red Cell. Red Cell, formed in January 2001, is a global communications network offering full-service marketing solutions. The Red Cell network includes its New York flagship Berlin Cameron/Red Cell, HHCL/Red Cell in London and Batey in Asia. As part of WPP’s acquisition of Cordiant, Red Cell incorporated 18 of the former Bates agencies into the network.

Bates Asia. Bates is an independently operating Asia-based advertising network. Bates employs the expertise of 141 Worldwide and XM to provide integrated marketing and interactive services, respectively, to its clients.

Dentsu, Young & Rubicam. DY&R is operated on a joint venture basis with Dentsu in Asia. It is a full service advertising network operating in the Asia/Pacific region.

Media investment management

In 2003, the Company formed GroupM, a worldwide media parent company. GroupM brings together the operations of MindShare and Mediaedge:cia. These media investment management companies plan and buy media to communicate clients’ brand messages in the most effective manner using the buying power of GroupM to negotiate competitive rates for space and time using sophisticated consumer and media research tools. The greater scale created by GroupM allows for increased investment in leading-edge practices, processes and tools. These companies offer an integrated service covering conventional media like television, print and posters as well as digital and interactive media, sponsorship, event management and TV programming. They help clients to optimise their media spending through advice on the strategic benefit of each medium (e.g., TV, print, internet, radio, etc.), and passing economies of scale in the purchasing of media time and space through to clients. GroupM is progressing with plans for the formation of a third independent brand which will take its place alongside MindShare and Mediaedge:cia and allow GroupM to manage growth into the future.

MindShare. MindShare, formed from the merger of the media departments of J. Walter Thompson and Ogilvy & Mather, offers media planning, buying and research services for its clients, including existing J. Walter Thompson and Ogilvy & Mather clients. The MindShare network now comprises 87 agencies in 63 countries.

Mediaedge:cia. Mediaedge:cia was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. Mediaedge:cia provides a core offer of media planning and placement and offers a range of fully integrated consultancy and implementation services to a client base that includes Y&R and Wunderman clients, independent clients and clients of other agencies. Mediaedge:cia also includes sponsorship and digital operations, as well as OHAL, an econometric modeling group.

Information, insight and consultancy

Information, insight and consultancy, which we previously referred to as information and consultancy, was re-named following the transfer of the strategic marketing consultancy businesses from Specialist communications on 1 January 2003. Research activities include consumer, media, corporate communication and policy research, advertising research, pre-testing and tracking and evaluation of advertising and promotions, design and management of international market studies and new product development and testing.

To help optimise its worldwide research offering to clients, the Company’s separate global research and strategic marketing consultancy businesses, which are described below, are managed on a centralised basis under the umbrella of the Kantar Group, including BrandZ, the proprietary diagnostic and predictive research tool developed by the Group for managing brands. The principal interests comprising the Kantar Group are:

Research International. RI, a large custom research company, specialises in a wide range of business sectors and areas of marketplace information including strategic market studies, brand positioning and equity research, customer satisfaction surveys, product development, international research and advanced modeling.

Millward Brown. MB is one of the world’s leading companies in advertising research, including pre-testing, tracking and sales modeling, and offers a full range of services to help clients market their brands more effectively.

Kantar Media Research. KMR focuses on media planning databases and new product development projects. KMR has the following principal subsidiaries and investments:

BMRB International. BMRB is one of Europe’s largest and fastest growing full-service market research agencies. BMRB offers innovative research solutions through its network and partnerships with agencies worldwide.

IBOPE Media Information (the Company holds 31% of the total share capital). IBOPE is one of Latin America’s leading media research businesses, which services national and multinational clients throughout the region in measurement and analysis of television ratings and advertising expenditures.

AGB Italia (the Company holds 30% of the total share capital). AGB is a leading provider of television audience measurement systems worldwide.

IMRB International. IMRB is a leading market research business in India.

Lightspeed Research. Lightspeed provides online consumer panel access for tracking and ad hoc studies. Lightspeed also offers online proprietary panel products and solutions for such specialty consumer panels as healthcare, financial services, expectant and new mothers, automotive and family.

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company’s largest businesses in this area are Burson-Marsteller, Hill & Knowlton Inc., Ogilvy Public Relations Worldwide and Cohn & Wolfe.

Burson-Marsteller. BM, founded in 1953, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations.

Hill & Knowlton. H&K, founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services including corporate and financial public relations, marketing communications, crisis communications and public affairs counseling.

Ogilvy Public Relations Worldwide. OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide.

Cohn & Wolfe. C&W, an international public relations agency, was established in 1970 and offers marketing-related public relations for its clients. C&W provides its clients with business results and marketing communications solutions.

Others. The Group includes a number of other companies specialising in public relations and public affairs, including BKSH, Blanc & Otus, Buchanan Communications, Bulletin, Clarion, Finsbury, Penn, Schoen & Berland, Quinn Gillespie, Robinson Lerer & Montgomery, Timmons and Company and Wexler & Walker Public Policy Associates.

Branding and identity, Healthcare and Specialist communications

The Company’s activities in this business area include branding and identity; direct marketing, sales promotions and relationship marketing; healthcare marketing and other sector marketing businesses; and specialist communications services including custom media, demographic and industry sector marketing, sports marketing, and media, technology and production services.

Branding and identity

The Company delivers a large range of identity and design services through its Brand Union, a co-operative group of certain of WPP’s specialist consulting brands, as well as a number of other operating subsidiaries including Landor Associates, the Partners and Fitch Worldwide. These companies provide complementary services, including space planning, retail and work interiors, point of sale displays, marketing literature, annual reports and corporate literature, packaging and brand and corporate identity.

The Brand Union. The goal of the Brand Union, formed in 2001, is to build a group of leading consulting brands capable of meeting all the brand, identity and design needs of the world’s most demanding brand owners. It comprises a diverse portfolio of consulting and creative businesses, including Enterprise IG, Addison Corporate Marketing, BDG McColl, Lambie-Nairn, MJM Creative Services and Warwicks UK.

Landor Associates. Landor is a leading branding consultancy and strategic design firm. Landor creates, builds and revitalises clients’ brands and helps position these brands for continued success. Landor’s branding and identity consultants, designers and researchers work with clients on a full range of branding and identity projects, including corporate identity, packaging and brand identity systems, retail design and branded environments, interactive branding and design, verbal branding and nomenclature systems, corporate literature, brand extensions and new brand development. Landor, headquartered in San Francisco, was founded in 1941.

Fitch Worldwide. Fitch is a leading brand and design consultancy, operating across the three main geographical areas (Europe, the United States, and Asia Pacific) for multinational clients and for those regional clients standing to benefit from a globally informed interdisciplinary approach. Through trends forecasting, strategy, and design, Fitch creates content and design solutions for its clients. Rodney Fitch, who founded the agency in 1972, rejoined in 2004 as Chairman and CEO of Fitch.

Healthcare marketing and communications

The Company has extensive expertise in healthcare marketing and communications services. CommonHealth, Sudler & Hennessey and Healthworld offer three of the most comprehensive specialist healthcare communications networks in the world.

Specialist communications

Interactive, Relationship Marketing and Promotion

The Company has a number of operating businesses in this category, including:

•	OgilvyOne, including its interactive unit, Ogilvy Interactive, is a worldwide direct marketing group, providing direct mail, database marketing and direct response advertising techniques.

•	Wunderman is an integrated marketing solutions company that delivers customer relationship management services to its clients. Wunderman combines strategic consulting, data-driven and creative marketing services, the Internet, and the latest information technologies to drive and measure business results for its clients.

•	KnowledgeBase Marketing, a Wunderman company, is a single source provider of integrated information-based marketing solutions to businesses in targeted high-growth industries. KBM delivers its integrated business solutions services by creating consolidated databases, and then designing, implementing and evaluating database marketing programs for clients. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	141 Worldwide is a global marketing services network whose offers include direct marketing, customer relationship management, promotional marketing, interactive solutions, sports and entertainment marketing, field marketing, public relations and media broadcast public relations.

•	rmg:connect is a full-service agency providing customer relationship marketing. The unit was formed in 2002 through a merger between RMG and JWT Connect offices across Europe. It serves both J. Walter Thompson and its own clients.

•	A. Eicoff & Co specialises in targeted cable and broadcast television advertising.

•	Einson Freeman is a US-based promotion marketing agency.

•	EWA specialises in customer service and loyalty support programs, with units specialising in government, education, the automobile industry, retail and agriculture.

•	Savatar specialises in marketing and technology, and acts as a single source for business technology, interactive strategy, and database and call center marketing.

•	VML, headquartered in Kansas City, specialises in full service integrated on-line and traditional advertising.

•	Mando is a UK-based leading promotional risk management company, underwriting marketing activity for major international brands.

•	Headcount Field Marketing joined specialist communications as part of the Cordiant acquisition. Headcount offers field marketing and brand development services, supported by strong customer relationship skills.

Custom Media

•	Forward is a custom media business which specialises in direct customer communications programmes.

Demographic and Industry Sector Marketing

•	Banner Corporation is a European marketing communications firm specialising in the technology sector.

•	Pace is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

•	Ogilvy Primary Contact is a leading UK-based provider of business-to-business, financial and corporate advertising.

•	The Geppetto Group assists clients in communicating their products and services to the youth market (children and teens) and implementing creative branding solutions.

•	The Bravo Group creates multi-cultural marketing and communications programs targeted to the fast-growing US Hispanic and Asian communities. Their multi-disciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The group is comprised of Bravo, Kang & Lee, the leading U.S. Asian agency, and Mendoza Dillion.

•	The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions.

Sports Marketing

•	Global Sportnet is a German-based sports marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European soccer matches and the sponsorship consultancy of blue-chip clients across various sports. In 2003, they also launched a joint venture with MindShare-Performance SportEnt, whose main focus will be on strategic consulting, identification and purchase of sponsorship opportunities.

•	PRISM, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

Media, Technology and Production Services

•	Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	Spafax specialises in the aviation sector.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

Manufacturing

The original business of the Company remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

WPP Group plc

WPP, the parent company, develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. The principal activity of the Group is the provision of communications services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in two distinct ways. First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations) are co-ordinated centrally. Secondly, and increasingly, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients and our people. In the management of talent (including recruitment and training), property, procurement, information technology and knowledge sharing, the parent company also has a significant across-the-Group part to play. The parent company operates with a limited group of approximately 200 people at the centre, in London, New York, Hong Kong and Sao Paulo.

WPP Strategy

The Group has three strategic priorities. First, in the short term, having weathered the recession, we intend to build on the base we have established. Second, in the medium term, we need to continue to integrate successfully the acquisitions of Young & Rubicam Brands, Tempus and Cordiant. This task is largely completed, particularly at Tempus and at Cordiant as described in Item 4A of this report. At Young & Rubicam Brands, the job is largely done as well, the one remaining task being to strengthen further the Y&R advertising agency, which we believe is gaining momentum following recent changes in account and creative leadership. Finally, in the long term, we intend to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe from around 20% to one-third, and to increase the share of revenues of marketing services from around 53% to two-thirds, and to increase the share of more measurable marketing services—such as information, insight and consultancy, direct, interactive and internet—from around one-third of our total revenues to 50%.

Clients

The Company’s structure of independent, autonomous companies and associates allows it to provide a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients and to serve their increasingly complex and diverse geographic needs. The Company serves over 330 clients in at least three service disciplines, more than 130 clients in four service disciplines and over 100 of our clients in six or more countries. All together, the Company now serves more than 300 of the Fortune Global 500, over one-half of the NASDAQ 100, and over 30 of the Fortune e-50. The Company’s ten largest clients in 2003, measured by revenues, were Altria, American Express, AT&T, Colgate-Palmolive, Ford, GlaxoSmithKline, IBM, Nestle, Pfizer and Unilever. Together, these clients accounted for approximately 26% of the Company’s revenues in 2003. No client of the Company represented more than 8% of the Company’s aggregate revenues in 2003. The Group companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

Acquisitions

Total initial cash consideration spent on acquisitions and investments was £260 million in 2003. WPP or its operating companies acquired or made an investment in a number of companies in 2003, including Cordiant and the companies identified below:

Name	Country
Advertising and Media investment management
Shanghai Advertising	China
LG Ad	South Korea
Guye & Benker	Switzerland
HHCL	UK
Concept Media[1]	Germany
Fudgehouse[1]	Australia
O&M India[1]	India
Graell Graphics[1]	Spain
MDM	Germany
Promotions Italia[1]	Italy
Media Club	Italy
Goldsack Harris Partnership	New Zealand

Information, insight and consultancy
Sadek Wynberg	UK
Marktest[1]	Portugal
Planners Communicacion[1]	Spain
Mattson Jack Group	USA

Branding and identity, Healthcare and Specialist communications
HealthAnswers	USA
MEDIApro Group	Spain

Public relations and public affairs
Civitas	USA
Quinn Gillespie	USA
H&K Sweden[1]	Sweden

Notes

[1]	Increased stake

In the first quarter of 2004, the Group completed acquisitions or investments in Advertising and media investment management, including Stenstrom (Sweden), AdForce (Indonesia) and Ablea (South Korea), and increased its investment stake in Concept Media (Germany), AdVenture Worldwide (Korea) and, in Public relations and public affairs, Chime Communications (UK).

Government regulation

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the Company operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise affect the activities of the Company and its clients. Some of the foregoing relate to privacy and data protection and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

In addition, there is an increasing tendency towards consideration and adoption of specific rules, prohibitions, and media restrictions, and labeling, disclosure and warning requirements, with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising, public relations and public affairs, and market research firms and their clients. Though the Company does not expect any existing, proposed or future regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

Litigation

WPP and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Company does not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 1,400 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications (including direct, promotion and relationship marketing). Set forth below is a listing of the Group brands operating within these business segments as at 10 May 2004.

Advertising	Media investment management
Asatsu-DK1	Group M:
Bates Asia	BJK&E5
Batey/Red Cell	The Digital Edge[5]
Berlin Cameron/Red Cell	MAXUS
The Campaign Palace	Mediaedge:cia
Dentsu Young & Rubicam (DY&R)[1,2,4]	Media Insight
Diamond Ad	MindShare
Equus/Red Cell[1]	mOne Worldwide
LG Ad1	Outrider[5]
J. Walter Thompson Company	Portland Outdoor
Marsteller Advertising[4]
Ogilvy & Mather Worldwide
Red Cell
Soho Square
Y&R4

Information, insight & consultancy	Public relations & public affairs
The Kantar Group:	BKSH[4]
Added Value	Blanc & Otus
BPRI	Buchanan Communications
Center Partners	Bulletin
Diagnostic Research	Burson-Marsteller[4]
Fusion 5	Chime Communications PLC[1]
Glendinning	Clarion Communications
The Henley Centre	Cohn & Wolfe[4]
icon brand navigation	Finsbury
IMRB International	Hill & Knowlton
Kantar Media Research	Ogilvy Public Relations Worldwide
AGB Group[1]	Penn, Schoen & Berland
BMRB International	Quinn Gillespie
IBOPE Media Information[1]	Robinson Lerer & Montgomery[4]
Marktest[1]	Timmons and Company
Mediafax	Wexler & Walker Public Policy Associates
Lightspeed Research
Management Ventures
Mattson Jack Group
Millward Brown
pFour Consultancy
Research International
Ziment

Other marketing consultancies:

OHAL

Quadra Advisory1

Branding & identity	Direct, promotion & relationship marketing	Specialist communications
CB’a	A. Eicoff & Co	Corporate/B2B
Enterprise IG	Brierley & Partners[1]	Brouillard
Landor Associates[4]	Dialogue Marketing	Ogilvy Primary Contact
The Partners[4]	Einson Freeman	Custom media
Addison Corporate Marketing	EWA	Forward
BDG workfutures	Good Technology[5]	Shine:M2
Coley Porter Bell	The Grass Roots Group[1]	Spafax
Dovetail Fitch	Headcount Worldwide Field Marketing	Demographic marketing The Bravo Group[4]
Lambie-Nairn	High Co1	The Geppetto Group
MJM Creative	Imaginet	Kang & Lee[4]
Oakley Young	FullSIX[3]	Mendoza Dillion
Walker Group	KnowledgeBase Marketing[4]	UniWorld[1]
Warwicks	Mando Brand Assurance	Employer branding/recruitment
	Maxx Marketing OgilvyOne Worldwide	JWT Specialized Communications
	rmg:connect RTC Savatar	Face-to-face/event marketing The Event Union MJM Creative

Healthcare	Direct, promotion & relationship marketing	Specialist communications
CommonHealth Feinstein Kean Healthcare Healthworld Communications Group Ogilvy Healthcare Shire Health Group Sudler & Hennessey[4]	syzygy[1] ThompsonConnect Worldwide VML Wunderman[4] 141 Worldwide

        Pro Deo

        facts + fiction

    Pci:Live

Foodservice

    The Food Group

Sports marketing

    Global Sportnet

    MEDIApro Group[1]

    Premiere Group

    PRISM Group

Real estate

    Pace

Technology

    Banner Corporation[4]

Media and production services

    Clockwork Capital[1]

    The Farm Group

Metro Group

WPP Knowledge Communities
The Channel
Digital Communications Group
The Exchange
The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Minority investment
[4]	Part of Young & Rubicam Brands
[5]	A Mediaedge:cia company
As at 10 May 2004

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned in the United States (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York, New York), Argentina, Brazil, Mexico, Peru and Thailand, and manufacturing facilities are owned in the United Kingdom. Principal leased properties include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather	675,700

466 Lexington Avenue, New York, NY	J. Walter Thompson, Hill & Knowlton	456,100

230 Park Ave South, New York, NY	Burson-Marsteller, Bravo, Landor, Sudler & Hennessey	328,000

498 Seventh Avenue, New York, NY	MindShare, 141	204,200

900 North Michigan Avenue, Chicago, IL	J. Walter Thompson, Mindshare, Hill & Knowlton, OPR	198,200

500 Woodward Avenue, Detroit, MI	J. Walter Thompson, MindShare	183,300

233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Mediaedge:cia, Landor	122,100

27-8 Chamwon-Dong Seochkuy, Seoul, South Korea	Diamond Ad Ltd.	118,700

825 Seventh Avenue, New York, NY	Mediaedge:cia	109,800

10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	104,200

Greater London House, London, UK	Y&R Advertising, Wunderman	91,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of 31 December 2003, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £180.6 million.

The task of eliminating under-utilised property costs continues to be a priority for the Group. At the beginning of 2002, the Group owned or leased approximately 14 million square feet of space worldwide. By the end of 2003, occupancy had fallen to 12.6 million square feet, a 10% reduction (excluding properties acquired with Cordiant). In addition, a further 600,000 square feet, or an additional 4%, is expected to be jettisoned by the end of 2004.

See note 2 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2003, under non-cancelable operating leases of the Company.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The Company’s reporting currency has always been the UK pound sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. Its principal borrowing currencies, therefore, are US dollars and euros, as these are the predominant currencies of revenues.

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

See Item 11 of this report for Quantitative and Qualitative Disclosures about Market Risk.

A. Operating Results

Overview

The Company is one of the world’s largest communications services groups. It operates through a number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reporting segments:

•	Advertising and Media investment management,

•	Information, insight and consultancy,

•	Public relations and public affairs, and

•	Branding and identity, Healthcare and Specialist communications.

In 2003, 47% of the Company’s consolidated revenues were derived from Advertising and media investment management, with the remaining 53% of its revenues being derived from the marketing services segments.

The Group has established the following financial and strategic objectives:

•	To continue to raise operating margins (excluding goodwill amortisation and impairment) to the levels of the best performing competition. 2004 margins are budgeted to increase to 13.8%. This performance measure is consistent with management’s performance measures presented in accordance with SFAS 131, Disclosures about Segments of Enterprise and Related Information (“SFAS 131”). We will be issuing objectives for 2005 and 2006 and longer term at the end of August. We anticipate that our margin objective for 2005 will probably be in the 14-15% range, and for 2006 will probably be at 15% or above. Our long term goal remains 20%.

•	To continue to increase the flexibility in the Group’s cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. We reached a peak level of flexibility historically in 2000, at 6.6% of revenues in variable staff costs. In 2003 our variable staff costs were 6.3% of revenues.

•	To improve total share owner return by maximising the return on the investments of the Company’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

•	To continue to enhance the contribution of the parent company, beyond that of a financial holding company, that can add value both to its clients and its people.

•	To place greater emphasis on revenue growth by better positioning the Group’s portfolio in faster-growing service and geographical areas.

•	To improve further the quality of our creative output by increasing training and development programs, by recruiting talent from outside, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Consolidated Financial Statements have been prepared in accordance with UK GAAP. See pages F-27 to F-36 of the Consolidated Financial Statements, which contain a discussion and reconciliation of the principal differences between UK and US GAAP relevant to the Company.

The following table summarises certain financial information for purposes of management’s discussion and analysis:

			2003 vs 2002			2002 vs 2001
	2003	2002	+/(-)%	Constant currency +/(-)%	2001	+/(-)%	Constant currency +/(-)%
	£m	£m			£m
Revenue	4,106.0	3,908.3	5.1	7.3	4,021.7	(2.8)	0.7
Operating costs excluding goodwill amortisation & impairment	(3,375.9)	(3,239.9)	(4.2)	(6.7)	(3,269.4)	0.9	(2.8)
Goodwill amortisation & impairment-subsidiaries	(77.7)	(177.7)	56.3	56.3	(14.8)

Operating costs	(3,453.6)	(3,417.6)	(1.1)	(3.3)	(3,284.2)	(4.1)	7.9

Operating profit	415.3	272.5	52.4	56.3	505.5	(46.1)	(44.4)
Income from associates	40.5	30.0	35.0	32.3	40.8	(26.5)	(23.1)

Operating income, including income from associates	455.8	302.5	50.7	53.5	546.3	(44.6)	(42.8)

Goodwill amortisation & impairment-associates	(34.3)	—			—
Net income available to ordinary share owners	208.4	88.0	136.8	161.8	271.2	(67.6)	(65.4)

The world economy, driven by activity in the United States and Asia Pacific region, started to improve in 2003. The positive quarterly revenue trend seen in the United States in the fourth quarter of 2002 continued into 2003, with all four quarters showing positive growth, and worldwide quarterly revenue growth in quarters three and four. Although 2003 was not an easy year, 2004 is expected to benefit from the positive impact of quadrennial factors such as the US Presidential election, the expected impact of political advertising in the United States on media rates, the Athens Olympics and the European Football Championships. We expect worldwide advertising and marketing services spending to rise by at least 3-4% in 2004. Given the US deficit spending and the weak dollar and their potential impact on interest rates and inflation, 2005 remains difficult to predict.

Segment performance

As discussed earlier, management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next. To supplement the reportable currency segment information presented in note 1 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment both in reported and constant currency.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)
	2003	2002	2003	2002
United States	-2.8	-6.1	+5.8	-2.4
United Kingdom	+7.4	-1.3	+7.4	-1.3
Continental Europe	+16.1	+6.7	+6.5	+5.3
Canada, Asia Pacific, Latin America, Africa & the Middle East	+6.9	-7.4	+13.0	+4.7

Total Group	+5.1	-2.8	+7.3	+0.7

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)
	2003	2002	2003	2002
Advertising & Media investment management	+7.0	-1.7	+9.2	+2.5
Information, insight & consultancy	+5.9	+5.6	+6.8	+8.2
Public relations & public affairs	-4.8	-10.9	-0.6	-8.0
Branding & identity, Healthcare & Specialist communications	+5.5	-6.0	+8.0	-2.9

Total Group	+5.1	-2.8	+7.3	+0.7

Performance of the Group’s businesses is reviewed by management based on profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. A table showing these amounts by segment for each of the three years ended 31 December 2003 is presented, in accordance with SFAS 131, in note 1 to the Consolidated Financial Statements. Related performance margins by region and business segment are shown below.

	2003	2002	2001
United States	15.0%	14.5%	14.6%
United Kingdom	10.8%	10.9%	11.8%
Continental Europe	11.3%	10.7%	13.7%
Canada, Asia Pacific, Latin America, Africa & the Middle East	13.2%	10.5%	14.5%

	2003	2002	2001
Advertising & Media investment management	15.3%	15.2%	17.3%
Information, insight & consultancy	7.1%	7.3%	10.0%
Public relations & public affairs	12.9%	10.4%	9.6%
Branding and identity, Healthcare & Specialist communications	12.8%	11.2%	12.4%

Further, management reviews the Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year. Supplemental references to like-for-like revenues are made where management believes these are meaningful to the discussion of the underlying trend of the business. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods.

The Group’s advertising and media investment management businesses continued the rebound which began in the second half of 2002, with media investment management the fastest growing part of the sector with strong organic growth. Advertising and media investment management like-for-like growth was over 2%, or over 3% excluding the impact of the acquisition of Cordiant. Information, insight and consultancy continued their strong growth despite issues at Kantar’s call centre operations. Like-for-like revenues in this segment were up over 1%. However, difficulties at Kantar’s call centre operations resulting in certain operational costs taken with respect to property and severance in the United States impacted overall sector performance. Branding and identity, healthcare and specialist communications also rebounded with healthcare and direct, internet and interactive (a part of Specialist communications) growing revenues particularly strongly. However, on a like-for-like basis, revenues were down just over 1%. Public relations and public affairs continued to be most affected by recent economic weakness, although the first signs of recovery came in the fourth quarter of 2003 which showed positive revenue growth for the first time for eleven quarters. Despite relatively flat revenues in 2003, the Public relations and public affairs businesses controlled costs effectively and margins rose by over two margin points to almost 13%.

Geographically, the Group’s financial performance in 2003 reflected the continuing improvement in economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East, countered to a limited extent (in our case) by continuing weakness on a like-for-like basis in Europe, particularly in the United Kingdom. On a constant currency basis, all regions showed revenue growth in 2003, with both the United Kingdom and Continental Europe to some extent reflecting acquisition activity and Asia Pacific, Latin America, Africa and the Middle East representing the Group’s strongest growth areas.

2003 compared with 2002

Revenues—Reported revenues were up over 5% in 2003 to £4,106.0 million from £3,908.3 million in 2002. On a constant currency basis, revenue increased by over 7%, with all regions showing revenue growth, as detailed in the table above. For 2003, acquisitions completed during the year contributed revenue of £183.4 million in the aggregate. The contribution of aggregate acquisitions completed in 2002 to revenue was not material to revenues in 2002. On a like-for-like basis revenues were up 0.7%, or 1.5% excluding the impact of the acquisition of Cordiant. Like-for-like revenues were flat in the first half of 2003 and up over 1% in the second half. In the four sequential quarters of 2003, like-for-like revenues were flat, flat, up over 1% and up over 1%, respectively. Excluding Cordiant, the last two quarters were up over 2% and over 3%, respectively.

Operating costs—Reported operating costs excluding goodwill amortisation and impairment, including direct costs, rose in 2003 by over 4%, and by almost 7% in constant currency (0.5% on a like-for-like basis) from the previous year. Staff costs excluding incentives in 2003 were up 0.2%, with salaries and freelance costs down 0.9%. Incentive payments totaled £130.4 million in 2003 (£90.1 million in 2002) or almost 21% (compared with over 16% in 2002) of operating profit before bonuses, taxes and income from associates. The reported staff cost to gross margin ratio increased in 2003 to 61.1% from 60.4% in 2002. Excluding incentives, this ratio fell 0.3 margin points in 2003 to 57.7% from 58.0% in 2002. Variable staff costs as a proportion of total staff costs increased to 11.0% in 2003 from 9.2% in 2002 and, as a proportion of revenues, increased to 6.3% from 5.3%. Non-staff costs fell as a proportion of revenues from 25.7% in 2002 to 24.6% in 2003 primarily reflecting a reduction in the Group’s property costs following actions taken in 2002 to eliminate under-utilised property.

In 2002, goodwill amortisation and impairment of subsidiaries included £145.7 million taken as an impairment charge primarily reflecting accelerated amortisation of goodwill on first generation businesses which suffered in the recession. Although 2003 was better than 2002, some first generation businesses which had been acquired, continued to suffer and an impairment charge of £48.2 million has been taken. The 2003 impairment charge relates to a number of under-performing businesses in the Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. Goodwill amortisation on subsidiaries was £29.5 million in 2003 as compared to £32.0 million in 2002.

Operating profit—Reported operating income was up over 52% to £415.3 million in 2003 from £272.5 million in 2002. Reported operating margins increased from 7.0% to 10.1%. Reported operating income, including income from associates, was £455.8 million in 2003, up over 50% from £302.5 million in 2002. Reported operating margins, including income from associates, were 11.1% and 7.7% in 2003 and 2002, respectively. Margins were negatively impacted by 1.9% in 2003 and 4.6% in 2002 due to goodwill amortisation and impairment taken on subsidiaries in each year. Therefore, operating margins, including income from associates, increased to 13.0% in 2003 from 12.3% in 2002 before goodwill amortisation and impairment. For 2003, acquisitions completed during the year contributed operating income of £16.4 million in the aggregate. The contribution of aggregate acquisitions completed in 2002 to operating income in 2002 was not material.

During 2003, the Group continued to take certain measures to reduce its fixed and variable cost base. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected and were included within operating costs. These items principally comprised property rationalisation costs and severance payments. In addition, amounts were written off trade receivables and other current assets. At the same time the Group released £12.0 million in 2003 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2002. In 2002, £13.0 million of excess provisions were released in respect of acquisitions completed prior to 2001.

Goodwill amortisation and impairment—associates—In 2003, goodwill amortisation and impairment includes a £30.8 million charge taken on associates as a result of our annual impairment testing. The impact of the economic climate on the expected future earnings of these businesses was sufficiently severe to indicate a permanent diminution of the carrying value of goodwill. Goodwill amortisation on associates in 2002 was £3.5 million.

Interest expense—Net interest expense (including a charge for the early adoption of Financial Reporting Standard No. 17, Retirement Benefits, or “FRS 17”) decreased from £86.4 million in 2002 to £71.6 million in 2003, principally reflecting higher cash generated from operations, lower interest rates, and the impact of reduced levels of acquisition activity and lower share repurchases and cancellations in 2002.

Taxes—The Company’s tax rate on reported profits in 2003 was 34.9% compared to 50.3% in 2002. This decrease is due to lower goodwill impairment charges in 2003. Excluding goodwill amortisation and impairment, and net interest charges on defined benefit pension schemes, the tax rate in 2003 was 25.8%, the same level as in 2002, reflecting the continuing strength of the Group’s tax planning initiatives.

Net income—Net income available to ordinary share owners was £208.4 million in 2003 against £88.0 million in 2002. The increase was driven by improved operations, reduced interest charges, decreased goodwill impairment charges in 2003 and the effect of a reduced reported tax rate in 2003 as compared to 2002.

2002 Compared with 2001

Revenues—Reported revenues were down almost 3% in 2002 to £3,908.3 million from £4,021.7 million in 2001. On a constant currency basis, revenue was up 0.7%, as detailed in the table above. Like-for-like revenues were down 5.9%. Information, insight & consultancy revenue growth was partly driven by acquisitions, but like-for-like revenues were still down in this segment by less than 1%. Geographically, North America and the United Kingdom were most affected by the recession, with Continental Europe and Asia Pacific, Latin America, Africa and the Middle East regions being the least affected. In the fourth quarter of 2002, North America exhibited revenue growth for the first time in almost two years.

Operating costs—Reported operating costs excluding goodwill amortisation and impairment, including direct costs fell by almost 1% in 2002, but rose by 3% in constant currency. On a like-for-like basis, total operating and direct costs were down 4.6% from the previous year. The staff costs to gross margin ratio increased to 60.4% in 2002 from 59.9% in 2001. Incentive payments totaled £90.1 million in 2002 or over 16% (under 14% in 2001) of operating profit before bonuses, taxes and income from associates. Excluding severance and incentives, the ratio increased to 56.9% in 2002 from 56.6% in 2001. Variable staff costs as a proportion of total staff costs increased to 9.2% in 2002 from 8.2% in 2001 and, as a proportion of revenues, increased to 5.3% from 4.6%.

During 2002, goodwill amortisation and impairment includes £145.7 million taken as an impairment charge relating to a number of under-performing businesses principally in the Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications segments. The impact of the economic climate in 2002 on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. There was no goodwill impairment recorded in 2001. Goodwill amortisation was £32.0 million in 2002 as compared to £14.8 million in 2001.

Operating profit—Reported operating income was down 46% to £272.5 million in 2002 from £505.5 million in 2001. Reported operating margins decreased from 12.6% in 2001 to 7.0% in 2002. Reported operating income, including income from associates, was £302.5 million in 2002, down approximately 44% from £546.3 million in 2001. Reported operating margins, including income from associates, were 7.7% and 13.6% in 2002 and 2001, respectively. Margins were negatively impacted by 4.6% in 2002 and 0.4% in 2001 due to goodwill amortisation and impairment (2002 only) in each year. Therefore, operating margins, including income from associates, decreased to 12.3% in 2002 from 14.0% in 2001 before goodwill amortisation and impairment. During 2002 and 2001, the Group took measures to reduce its fixed and variable cost base in response to the global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected and were included within operating costs. These items principally comprised property rationalisation costs, severance costs and amounts written off trade receivables and other current assets. At the same time the Group released £13.0 million in 2002 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2001. In 2001, £22.5 million of excess provisions were released in respect of acquisitions completed in 1999 and prior.

Fixed asset gains and write-downs—In 2001, the Group wrote down the value of certain minority investments in new media and technology companies by £70.8 million following the decline in equity valuations in these sectors. 2002 saw further declines in these technology investments, many of which were in private companies. An additional write-down of £19.9 million was taken in 2002, mitigated in part by gains on asset disposals of £9.2 million. The carrying value of these investments was written down to £19.3 million as at 31 December 2002.

Interest expense—In reported currency, net interest expense (including an FRS 17 charge) increased from £71.3 million in 2001 to £86.4 million in 2002, reflecting lower cash generated from operations, the full-year impact of the increased level of acquisition activity in 2001 and share repurchases and cancellations in the current year.

Taxes—The Company’s tax rate on reported profits in 2002 was 50.3% compared to 30.7% in 2001. This increase was due to significant additional fixed asset impairments and write-offs in 2002, for which no tax relief is available. Excluding goodwill amortisation and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes, the tax rate was 25.8% in 2002, down from 26.9% in 2001, reflecting the impact of further improvements in tax planning.

Net income—Net income available to ordinary share owners was £88.0 million in 2002 as compared to £271.2 million in 2001.

Results of Operations Under US GAAP

The Company’s Consolidated Financial Statements included elsewhere herein have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For the year ended 31 December 2003, net income under US GAAP was £110.3 million compared with net income of £53.5 million and £79.2 million, respectively, in 2002 and 2001. The corresponding figures under UK GAAP were net income of £208.4 million, £88.0 million and £271.2 million, respectively. See pages F-27 to F-36 of the Consolidated Financial Statements for a discussion and reconciliation of the principal differences between US GAAP and UK GAAP that affect the Group’s financial statements. The resulting aggregate impact of US GAAP adjustments was to reduce net income by £98.1 million, £34.5 million and £192.0 million, respectively, in each year.

The negative impact of US GAAP adjustments on net income increased in 2003 by £63.6 million as compared to 2002. This variance is driven principally by the recognition of £48.9 million of income in 2002 reflecting the increase in market value of derivatives and £30.3 million of incremental tax expense recognised in 2003 under US GAAP but not under UK GAAP. The £17.9 million reduction in income recorded in 2003 principally reflects the subsequent reduction in market value of certain derivative financial instruments terminated during the year.

The negative impact of US GAAP adjustments on net income decreased in 2002 by £157.5 million as compared to 2001. This variance is primarily driven by the goodwill amortisation expense recorded in 2001 prior to the discontinuation of such amortisation under SFAS 142 “Goodwill and other Intangible Assets” (“SFAS 142”). Incremental US GAAP goodwill amortisation of £142.2 million was recorded in 2001. In 2002, reversal of UK GAAP goodwill amortisation, net of incremental intangibles amortisation recorded in accordance with SFAS 142, was £18.6 million. The £48.9 million of income on derivatives recognised in 2002 was offset by a £26.6 million increase in contingent consideration deemed as compensation and £25.7 million of impairment charges taken on the implementation of SFAS 142.

B. Liquidity and Capital Resources

General —The primary sources of funds for the Group are cash generated from operations and funds available under its credit facility. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash see the “Consolidated Statements of Cash Flows” included as part of the Company’s Consolidated Financial Statements in Item 18 of this Report.

The Company spent £398.6 million (net of the £75 million in proceeds from the sale of Cordiant’s interest in Zenith Optimedia Group), £343.4 million and £736.0 million for acquisitions and investments in 2003, 2002 and 2001, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of tangible fixed assets was £93.9 million, £100.5 million and £118.1 million, respectively, and cash spent on share repurchases and cancellations was £23.1 million, £75.9 million and £103.3 million, respectively.

As we expect that necessary capital expenditure will remain equal to or less than the depreciation charge, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs. In 2003, 5.6 million ordinary shares, or 0.5% of our share capital, were repurchased and cancelled at a total cost of £20.2 million and average price of 360p. An additional £2.9 million was spent on share purchases by the ESOPs. See Item 6 for a further description of the ESOPs.

The Company has decided to increase the dividend on its ordinary shares by 20% to 4.40p per share, taking the full year dividend to 6.48p per share for 2003. In addition, the Company intends to continue to repurchase up to 2% of its share base in the open market at an approximate cost of £150 million, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate to the turnover or gross billings figure which was 4.5 times the annual revenue of the Group in 2003. The inflows and outflows associated with the media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management —The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

Eurobonds—The Company has outstanding €350 million of 5.125% bonds due 2004 and €650 million of 6% bonds due 2008. During 2003, the Group re-issued €45 million of bonds carrying a coupon of 6% in the open market at a price of 105.18%. These bonds were purchased in the open market during 2002 at a price of 94.72%. The total proceeds received were €49.9 million including accrued interest. The gain on the transaction was €2.3 million and has been deferred and will be recognised as interest income in the profit and loss accounts over the remaining life of the Eurobond.

At 31 December 2003 the Group was party to interest rate swap agreements on an amount of €400 million under which it is paying floating rates based on the relevant European Interbank Offering Rate (“EURIBOR”) plus a margin and receiving a fixed rate of 6%. These swaps expire in 2008 and have the effect of converting a portion of the 6% Eurobonds due 2008 from a fixed to a floating rate of interest.

US bonds—The Company has outstanding $200 million of 6.625% Notes due 2005 and $100 million of 6.875% Notes due 2008.

Revolving credit facility—The Company’s operations are also funded with borrowings under a five-year $750 million Revolving Credit Facility due September 2006. The Company’s syndicated borrowings drawn down, predominantly in US dollars, under this agreement averaged $258.3 million during 2003 at an average rate of 1.75% inclusive of margin. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the

Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. We are currently in compliance with both covenants. The Group had available undrawn committed facilities of £421 million at 31 December 2003.

Interest on the Company’s borrowings under the Revolving Credit Facility is payable at a rate equal to the relevant London Interbank Offered Rate (“LIBOR”) plus a margin of between 0.4% and 0.475%.

Convertible debt—At the time of its acquisition in October 2000, Young & Rubicam had approximately $287.5 million of 3% convertible bonds due 15 January 2005 outstanding. At the option of the holder, the bonds are convertible into an aggregate of 3,272,400 WPP ADSs at a conversion price of $87.856 per WPP ADS. The bonds were initially redeemable at the Company’s option on or after 20 January 2003, and are currently redeemable at a price of 100.6%. Interest on the bonds is payable on 15 January and 15 July of each year. The bonds are unsecured obligations of Young & Rubicam and are guaranteed by WPP.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007 (a 3.07% yield to maturity, including the premium payable on redemption). At the option of the holder, the bonds are convertible into an aggregate of 41,860,465 WPP ordinary shares at an initial conversion price of £10.75 per share. As the bonds are redeemable at a premium of 5.35% over par, the effective conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above.

There are no investor put options on any outstanding debt instruments.

Working capital facilities—Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. For further details on working capital facilities refer to Item 5E below.

Current asset investments/liquid resources—At 31 December 2003, the Group had £401.8 million (2002: £190.4 million, 2001: £76.8 million) of cash deposits with a maturity greater than 24 hours.

We believe that cash provided by operations and funds available under our credit facility will be sufficient to meet the Group’s anticipated cash requirements based upon our current forecast funding requirement and our ability to access capital and bank markets to refinance maturing debt. The Company intends to seek financing from the capital markets and use the proceeds to repay certain outstanding indebtedness.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The world economy, driven by activity in the United States and Asia Pacific region, has started to improve in 2003. While the Company’s like-for-like revenues have increased, driven primarily by growth in the United States since August 2002 and globally in the third and fourth quarters of 2003, like-for-like average headcount has continued to fall, by 4% in 2003 as compared to 2002.

The Company’s budgets for 2004 have been prepared by management on a conservative basis, largely excluding new business particularly in advertising and media investment management. They predict improvements in like-for-like revenues in comparison to 2003 with balanced growth in the first and second half of the year. They also indicate similar growth for both advertising and media investment management revenues and marketing services revenues.

The Group’s revenues for the first three months of 2004 were £960.3 million, increasing by almost 6% over the first quarter of 2003. Revenues in the first three months of 2004 were up over 12% compared to the corresponding period in 2003 in constant currency and up almost 2% on a like-for-like basis. Excluding the acquisition of Cordiant, like-for-like revenues were up almost 4%. Net debt at 31 March 2004 was £797 million, compared to £1,335 million at 31 March 2003. Average net debt in the first quarter of 2004 was £730 million compared to £1,106 million in the corresponding period in 2003, at 2004 exchange rates. In the 12 months to 31 March 2004, the Group’s expenditure on capital acquisitions share re-purchases and cancellations was £458 million. The Company does not believe that there is any functional, geographic, account concentration or structural reason that should prevent the Group from achieving the revised objective set in 2002 of improving margins by one and one-half margin points by 2004, or 13.8% in 2004, excluding goodwill amortisation and impairment. Budgets for 2004 include this operating margin objective. Our long term objective remains a 20% margin over a period of time and improvement of the return on capital employed.

E. Off-Balance Sheet Arrangements

Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts to a bankruptcy-remote subsidiary of the Company, with further assignment to the providers of this working capital facility. The financing provided against this pool takes into account the risks that may be attached to the individual debtors and the expected collection period. Securitising certain of its receivables in this way provides the Group with an additional and alternative source of funding in a highly developed and large market, giving the Group the ability to raise funds at lower rates than other available methods.

The Company is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse to the Group is not available.

The securitisation is accounted for under a linked presentation in accordance with UK GAAP, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet. Gross debts of £507.5 million, less non-returnable proceeds of £280.4 million, are included in debtors within the Group’s working capital facilities at 31 December 2003, compared to £385.7 million of gross debts, less non-returnable proceeds of £217.4 million, at 31 December 2002. See the notes to the reconciliation to US accounting principles in Item 18 this report for discussion of the accounting treatment for the securitisation under US GAAP.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2003, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

(£m)	Total	2004	2005	2006	2007	2008	Beyond 2008
Contractual obligations:
Long-term debt[1]
Eurobonds	702.9	246.3	—	—	—	456.6	—
Sterling Convertible Bonds	443.4	—	—	—	443.4	—	—
US Bonds	167.8	—	111.9	—	—	55.9	—
Y&R Convertible Note	161.2	—	161.2	—	—	—	—
Other	4.0	4.0	—	—	—	—	—

Subtotal	1,479.3	250.3	273.1	—	443.4	512.5	—
Operating leases	1,112.8	214.9	185.4	146.8	113.5	100.7	351.5
Capital Commitments	6.8	6.8	—	—	—	—	—
Investment Commitments	14.3	7.0	1.1	3.8	0.1	0.1	2.2
Estimated obligations under acquisition earnouts	215.7	81.6	60.9	32.4	37.0	3.8	—

Total	2,828.9	560.6	520.5	183.0	594.0	617.1	353.7

Notes

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2003 of £302.1 million.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes will be paid as they fall due. Our advisors indicate that further average cash contributions of approximately £12-13 million per annum would be necessary to fully fund all funded pension schemes over their remaining lives. After 2004, required annual contributions may be higher unless the stock market, particularly in the United States, improves.

Cash Flows

2003. As at 31 December 2003, the Group’s net debt was £362 million, down £361 million from £723 million in 2002. Net debt averaged £1,222 million in 2003, down £121 million against £1,343 million in 2002 (down £125 million at 2003 exchange rates).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2003, operating profit before goodwill amortisation and impairment was £493 million, capital expenditure £94 million, depreciation £127 million, tax paid £94 million, net interest and similar charges paid £38 million (including minority dividends paid) and other net cash inflows of £53 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £447 million. This free cash flow was absorbed by £355 million in net acquisition payments and investments, share repurchases and cancellations of £23 million and dividends of £67 million. Free cash flow is calculated as profits before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs, equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets. In 2003, free cash flow excludes £100.2 million of proceeds from share placement and proceeds from the disposal of interest in Zenith Optimedia Group. A tabular reconciliation of free cash flow is set forth below. The Company met its objective of covering acquisition payments and share repurchases and cancellations from free cash flow, even after including dividends.

2002. As at 31 December 2002, the Group had net debt of £723 million compared with net debt of £885 million at 31 December 2001, following net cash expenditure of £281 million on acquisitions and investments (including £94 million of loan note redemptions and £82 million of earnout consideration resulting from acquisitions in prior years) and £76 million on share repurchases and cancellations.

Net debt averaged £1,343 million in 2002, up £509 million from £834 million in 2001, primarily reflecting the full-year impact of the cost of acquisitions made in 2001.

In 2002, operating profit before depreciation and amortisation (including impairment) was £567 million, with capital expenditure of £101 million, tax paid of £85 million, interest and similar charges paid of £78 million and other net cash inflows of £46 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £349 million.

A tabular reconciliation of free cash flow is shown below.

	2003	2002	2001
	£m	£m	£m
Operating profit	415.3	272.5	505.5
Add back:
Depreciation and amortisation, including impairment	205.2	294.3	124.7
Plus:
Dividends received from associates	15.6	9.4	14.7
Proceeds from the issue of shares[1]	18.1	24.4	69.0
Proceeds from sale of tangible fixed assets	8.7	10.2	4.2
Proceeds from disposal of investments[2]	11.0	3.3	26.8
Less:
Purchase of tangible fixed assets	(93.9)	(100.5)	(118.1)
UK and overseas tax paid	(93.6)	(85.0)	(77.5)
Returns on investments and servicing of finance	(38.3)	(78.2)	(56.4)

Free Cash Flow[3]	448.1	350.4	492.9

Notes

[1]	Excludes £100.2 million of proceeds from share placement in 2003.
[2]	Excludes proceeds from disposal of interest in Zenith Optimedia Group in 2003.
[3]	Elsewhere in this report, free cash flow has been rounded to £447 million in 2003, £349 million in 2002 and £494 million in 2001. This is due to the components of the free cash flow reconciliation above being rounded to the nearest million in performing this calculation.

Capital Structure

At 31 December 2003, the Company’s capital base was comprised of 1,187,432,353 ordinary shares of 10 pence each.

Property Costs

The task of eliminating under-utilised property costs continues to be a priority for the Group. At the beginning of 2002, the Group owned or leased approximately 14 million square feet of space worldwide. By the end of 2003, occupancy had fallen to 12.6 million square feet, a 10% reduction (excluding properties acquired with Cordiant). In addition, a further 600,000 square feet, or an additional 4%, is expected to be jettisoned by the end of 2004.

Inflation

As in 2002 and 2001, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at 31 December 2003.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with UK GAAP and reconciled to US GAAP. A summary of the Group’s principal accounting policies are described in the first section of notes to the Consolidated Financial Statements, entitled “Accounting Policies” with discussion of UK to US GAAP differences in Item 18. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgments and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our consolidated financial statements and notes thereto.

Goodwill and intangible fixed assets

The Company has a significant amount of goodwill and intangible fixed assets. In accordance with the guidance provided by SFAS 142, “Goodwill and Other Intangible Assets” under US GAAP and FRS 11, “Impairment of Fixed Assets and Goodwill” under UK GAAP, the Company annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. The estimates and assumptions made in connection with impairment testing, as described in more detail below, could differ materially from future actual results of operations and cash flows. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The 2003 and 2002 impairment reviews assessed whether the carrying value of goodwill was supported by the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal gross domestic product (“GDP”) have been assumed for each income generating unit. £79.0 million was taken as an impairment charge in 2003 and £145.7 million in 2002 primarily reflecting accelerated amortisation of goodwill on first generation businesses which have suffered in the recession.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) are based on reviews initially undertaken as at 31 December 2002 and then updated with respect to actual performance for 2003. These reviews were carried out using a 10 year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks and reflect the economic cycles that occur within the global markets in which these companies operate. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10 year period growth is assumed to be in line with nominal GDP. The projections above include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s weighted average cost of capital of 8.5%.

For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period, from the date of acquisition. At 31 December 2003, gross goodwill of £519.1 million was subject to amortisation under UK GAAP. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value. Under US GAAP, in accordance with SFAS 141, “Business Combinations”, additional intangible assets have been identified in connection with acquisitions with a gross carrying amount of £156.6 million, which are being amortised over a weighted average period of 6 years.

The financial statements depart from the specific requirement of UK companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above and the Company’s approach is consistent with UK GAAP under FRS 10, “Goodwill and Intangible Assets”. Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2003 would have been a charge of £250 million (2002: £231 million, 2001: £182 million).

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 20 to the Consolidated Financial Statements. WPP has also entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option. A summary of these contingent liabilities is shown in note 21 to the Consolidated Financial Statements. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities or disclosed contingent liabilities, respectively.

Revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commissions and fees earned in respect of turnover. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement.

Advertising and media investment management arrangements may include incentive-based revenue. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable. Revenue is recognised on market research contracts in proportion to the level of service performed. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses. The judgments used in the determination of revenue recognition significantly impact the Company’s results of operations.

Pension costs

Pension costs are accounted for in accordance with FRS 17, “Retirement Benefits” under UK GAAP and under US GAAP are determined in accordance with the requirements of SFAS 87, “Employers’ Accounting for Pensions”. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2003.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an aging membership population. In accordance with FRS 17, the actuarial calculations have been carried out using the projected unit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Most of the Company’s pension assets are held by its pension schemes in the United Kingdom and the United States. In the United Kingdom, the forecasted weighted average return on assets increased from 5.4% at 31 December 2002 to 5.8% at 31 December 2003, principally due to increases in expected bond yields and expected rates of return on insured annuities. In the United States, the Company reduced its expected rate of return on US equities in light of stock market declines and consequent lower equity investment returns from 10% to 8.2% at 31 December 2002. This rate remains unchanged at 31 December 2003. The expected return on bonds was reduced as at 31 December 2003 to 4.8%, to reflect the expected yields that could be obtained in the market at that time. As a result, the forecasted weighted average return in the US decreased from 7.2% to 7.0%. Actual asset performance may differ from these assumptions and could have a material impact on the Company’s financial condition and results of operations.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. Our advisors indicate that further average cash contributions of approximately £12-13 million per year would be necessary to fully fund all funded pension schemes over their remaining lives. After 2004, required annual contributions may be higher unless the stock market, particularly in the United States, improves.

Deferred taxes

We record deferred tax assets and liabilities using substantially enacted tax rates for the effect of timing differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards, and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realisation of these deferred tax assets to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realised. The main factors that we consider include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	history of loss carryforwards and other tax assets expiring;

•	the carryforward period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is our belief that it is more likely than not that some portion of these assets will not be realised, an income tax valuation allowance is recorded. Gross income tax valuation allowances under UK GAAP were £258.7 million in 2003. Under US GAAP there was an additional £46.0 million valuation allowance.

If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realisable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets, which may have a significant effect on our results of operations and financial condition.

New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on its results of operations and financial position:

In June 2002, SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. SFAS 146 requires that costs associated with exit or disposal activities, including restructuring charges, be recognised and measured initially at fair value only when the liability is incurred, and is effective for any such activities initiated after 31 December 2002. It has no effect on charges recorded for exit activities begun prior to this date. The adoption of SFAS 146 did not have a material impact on the Group’s consolidated results of operations or financial position.

In November 2002, Interpretation No.45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) was issued. This interpretation elaborates on the existing disclosure requirements under US GAAP. It also requires (for guarantees issued after 1 January 2003) that a guarantor must recognise, at the inception of a guarantee, a liability for the fair value of obligations undertaken. The application of FIN 45 did not have a material impact on the Group’s consolidated results of operations or financial position.

In December 2002, SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, was issued as an amendment of SFAS 123. The Group has elected to continue with its current practice of applying the recognition and measurement principles of APB 25 under US GAAP and has adopted the disclosure requirements of SFAS 148.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB 51. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”). Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after 15 March 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after 15 December 2003. As of 31 December 2003, the adoption of FIN 46R did not result in consolidation of any variable interest entities. Further, the Group does not expect the adoption of FIN 46R to have a material impact on its future consolidated results of operations or financial position.

In January 2003, the Emerging Issues Task Force reached a final consensus related to accounting for subsequent investments in an investee after suspension of equity method loss recognition (EITF 02-16). The consensus requires that if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognise previously suspended losses. This guidance, which was ratified by the FASB on 5 February 2003, should be applied to additional investments in equity-method investees made after 5 February 2003 and previously suspended cumulative losses existing at the time of that investment. The Group has adopted EITF 02-16 for all additional investments made in equity-method investees subsequent to 5 February 2003. There were no previously suspended losses recognised as a result of the adoption of EITF 02-16.

In April 2003, the FASB issued SFAS 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after 30 June 2003, except for SFAS 133 implementation issues that have been effective prior to 15 June 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS 149 did not have a material impact on the Group’s consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial investments entered into or modified after 15 May 2003. The adoption of SFAS 150 did not have an impact on, or result in additional disclosure in, the Group’s consolidated results of operations or financial position.

In December 2003, SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, was revised (“SFAS 132R”). This statement requires additional disclosures concerning the assets, investment strategy, measurement dates, obligations, cash flows, and net periodic benefit costs of defined benefit schemes. The Company has adopted the disclosure requirements of SFAS 132R for its UK schemes. The disclosure requirements with respect to our non-UK schemes, as well as the disclosure of expected ten-year future benefit payments, are effective beginning with fiscal years ending after 15 June 2004.

In March 2004, the EITF reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides a step model to determine whether an investment within the scope of the Issue is impaired and, if impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future affected investments, effective in reporting periods beginning after 15 June 2004. The disclosure requirements are effective for annual periods for fiscal years ending after 15 June 2004.

New UK GAAP Accounting Pronouncements

Under current UK GAAP, stock based compensation settled by the delivery of stock acquired in the market by one of the Group’s ESOPs was charged to the profit and loss account based upon the cost to the Company of the stock delivered. UITF 38, “Accounting for ESOP Trusts”, requires that the charge to the profit and loss account be based upon the market value of the stock at the date an award is granted. UITF 38 further requires that stock held by the Group’s ESOPs be reclassified from the current presentation as an asset (shown as an investment in own shares) to a deduction in share owners’ equity. UITF 38 will become effective for the Group in the year ending 31 December 2004 and will result in the reclassification of comparative period balance sheets and in the restatement of comparative period results.

From 2005 onwards, all listed companies in the European Union, including WPP, will be required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). We have commenced a significant project to manage the transition from UK GAAP to IFRS and are currently in the process of interpreting the accounting standards that will apply from 2005 onwards, setting the Group’s future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is still ongoing, we are not, as yet, in a position to quantify the full effect of the differences between IFRS and UK GAAP on the Group’s results or financial position. However, based on our work to date, we consider that significant differences will arise in the following areas:

Goodwill

Generally, the carrying amount of goodwill recognised under UK GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to UK GAAP, where an element of the Group’s goodwill is currently amortised over its useful life, under IFRS, all goodwill will be subject to an annual impairment review.

Retirement benefits

Under IFRS, the method of accounting for retirement benefits is broadly similar to that under FRS 17 “Retirement Benefits”. However, whereas FRS 17 requires actuarial gains and losses be taken directly to equity through the statement of total recognised gains and losses, current IFRS has no equivalent equity statement and these gains and losses may be required to be recognised in the income statement.

Convertible bonds

Under UK GAAP convertible debt is reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. IFRS classification of compound instruments is performed according to the substance of the contractual arrangements and consequently, the Group’s compound instruments will be split into liability and equity elements on the basis of their initial fair values. The profit and loss account charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. The main difference to UK GAAP is that the initial recognition of the liability may be for a lower value and consequently the finance cost over the period may be higher.

Stock options

Under current UK GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. Under IFRS, the fair value of share options will be recognised in the profit and loss account, using a fair value option pricing model.

Associates

The approach to classification of investments is similar under IFRS and UK GAAP, but there is a difference on the application of what constitutes influence. Both UK GAAP and IFRS adopt the concept of significant influence, but IFRS stresses the power to influence, while UK GAAP stresses the actual exercise of influence. This may affect the classification of the Group’s associates and subsidiaries in certain cases. Moreover, IFRS suspends equity accounting for associate losses when the carrying value is nil and further losses are only accrued if the investor has a legal or constructive obligation for the losses.

Own Shares

Under UK GAAP, WPP records an investment in own shares, representing purchases of shares by the ESOPs which are held for the purpose of satisfying certain long term incentive plan obligations. Under IFRS, own shares will be reclassified as a deduction from equity. As a result, the treatment will be in line with UK GAAP from 2004 when the Group adopts UITF 38.

Derivatives and hedge accounting

Under UK GAAP, the derivative financial instruments that the Group uses to manage its currency and interest rate exposures are not recognised until the hedged transaction has itself been recognised in the financial statements. Under IFRS, derivatives are recognised as assets and liabilities stated at their fair values and changes in their fair values are recognised in the income statement. However, in certain circumstances, “hedge accounting” can be used to mitigate fluctuations in earnings.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 10 May 2004 are as follows:

Philip Lader, age 58: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St. James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of RAND, Marathon Oil and AES Corporations, a member of the Council of Lloyd’s (Insurance Market), a Trustee of the British Museum and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 59: Group chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a member of the NASDAQ board.

Paul Richardson, age 46: Group finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, taxation, treasury, procurement and property. Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.

Beth Axelrod, age 41: Chief talent officer. Beth Axelrod joined WPP as chief talent officer in May 2002. She was appointed a director in September 2002. She is responsible for the recruitment, development, compensation, retention, performance management and succession planning of WPP’s executives. She leads the performance management and succession planning of WPP’s executives. Prior to WPP, she was a partner at McKinsey & Company. She co-led the consultancy’s Organisation and Leadership Practice and led the consultancy’s talent management research and client service efforts. She co-authored The War for Talent (Harvard Business School Press, 2001) and continues to be a frequent speaker on talent, performance and other organisation issues. Prior to McKinsey, she worked on mergers and acquisitions for First Boston, Inc. in New York and London.

Howard Paster, age 59: Director. Howard Paster was appointed a director in January 2003. He was previously chairman and chief executive officer of Hill & Knowlton, Inc. He joined the WPP parent company in August 2002, overseeing WPP’s portfolio of public relations and public affairs businesses. He is also the director responsible for the Company’s Corporate Social Responsibility policy. Prior to joining Hill & Knowlton Inc., he served as assistant to President Clinton and director of the White House Office of Legislative Affairs. He is a member of the board of trustees of Tuskegee University, president of the Little League Foundation and a member of the Council on Foreign Relations.

Jeremy Bullmore, age 74: Non-executive director. Jeremy Bullmore was appointed a director in 1988 after 33 years at J. Walter Thompson, London, the last 11 as chairman. In 2004 he was appointed president of the Market Research Society and he was chairman of the Advertising Association from 1981 to 1987. He continues to write and lecture extensively on marketing and advertising.

Esther Dyson, age 52: Non-executive director. Esther Dyson was appointed a director in 1999. She is chairman of EDventure Holdings, the pioneering US-based company focused on information technology and new media. Having recently sold her business to CNET Networks, the US-based interactive media company, she is now their editor-at-large. She is an acknowledged luminary in the technology industry, highly influential in her field for the past 20 years, with a state-of-the-art knowledge of the online/information technology industry worldwide and the emerging information technology markets of Central and Eastern Europe. An investor as well as an analyst/observer, she sits on the boards of IBS Group, Meetup.com, NewspaperDirect, CV-Online and Graphisoft, and on the consumer advisory of Orbitz, among others.

Orit Gadiesh, age 53: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is an active board member at Harvard Business School and Kellogg School in the US and the Haute Ecole Commerciale in France. She sits on the Boards of the Federal Reserve Bank of New England and the Peres Institute for Peace and is a member of the Council of Foreign Relations.

John Jackson, age 74: Non-executive director. John Jackson was appointed a director in 1993. He is chairman or senior independent director of a number of public companies. He is non-solicitor chairman of Mishcon de Reya. He has extensive experience of a broad range of businesses, including biotechnology, electronics, high technology industries, pharmaceuticals, publishing, printing, retailing and television broadcasting.

Michael Jordan, age 67: Non-executive director. Michael Jordan was appointed a director in 2000 and had been a non-executive director of Young & Rubicam Inc. since December 1999. He is chairman and chief executive officer of EDS. He is chairman of the National Foreign Trade Council (US), a member and former chairman of the US-Japan Business Council and chairman of The United Negro College Fund. He serves on the board of Aetna, Inc. He retired as chairman and chief executive officer of the CBS Corporation in 1998 after having led one of the most comprehensive transformations of a major US corporation. Michael will retire from the Board of Directors (the “Board”) at the forthcoming Annual General Meeting.

David H Komansky, age 65: Non-executive director. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Boards of New York Presbyterian Hospital, the American Museum of Natural History and the National Academy Foundation.

Christopher Mackenzie, age 49: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is chief executive of Equilibrium, a London-based financial advisory partnership, and Executive Chairman of Brunswick Capital, Russia’s leading investment bank and non-bank financial services group. He is also a board member of ALJ, Saudi Arabia’s largest non-government industrial group. Previously he was president and CEO of Trizec Properties and a company officer of GE, heading GE Capital’s international business development.

Stanley (Bud) Morten, age 60: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc., in New York. He is a non-executive director of Register.com Inc. a NASDAQ-listed US public company.

Koichiro Naganuma, age 59: Non-executive director. Koichiro Naganuma was appointed a director in 2004. He is president and group chief operating officer of Asatsu-DK. Mr. Naganuma joined Asatsu-DK in 1981 and his roles have included executive director of the International Division, managing director of Asatsu Worldwide Company and President of the Overseas Network. He replaces Masao Inagaki on the Board who retired upon the appointment of Mr. Naganuma. Asatsu-DK is Japan’s third largest advertising and communications company, in which WPP took a 20% interest in 1998.

John Quelch, age 52: Non-executive director. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch is an expert on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Inverness Medical Innovations, Inc. and served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Paul Spencer, age 54: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance UK. He served as UK Chief Executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the non-executive chairman of State Street Managed Pension Funds and of Goshawk Insurance Group PLC and a non-executive director of NS&I, a UK government-owned retail savings institution and of Britannic Group plc. He is also the chairman of the Association of Corporate Treasurers Advisory Board.

The Company considers that the following directors are independent within the meaning of Rule 4200 (a) (15) of NASDAQ’s rules as such rule currently applies to the Company: Philip Lader, Esther Dyson, Orit Gadiesh, Christopher Mackenzie, Bud Morten, John Jackson, David Komansky, Paul Spencer.

Terms of Directors and Executive Officers

The Company’s Articles of Association provide that a director appointed since the last Annual General Meeting, or who has held office for more than 30 months since his election or re-election by the Company in general meeting (whether annual or extraordinary) shall retire from office but shall be eligible for re-election. The Board has also decided that those directors who are aged 70 or over on the date of the Notice of Annual General Meeting or who have been directors for more than nine years will retire from office at the forthcoming Annual General Meeting but shall be eligible for re-election. The following directors, whether under the Articles of Association of the Company or otherwise, will retire from office but offer themselves for re-election at the forthcoming Annual General Meeting:

•	Appointed since the last Annual General Meeting—Orit Gadiesh, Koichiro Naganuma and Paul Spencer.

•	Retiring by rotation—Philip Lader.

•	Directors for more than nine years—Bud Morten (13 years) and John Quelch (16 years)

Jeremy Bullmore (16 years) and John Jackson (11 years) will retire from office on 30 September 2004 and will not offer themselves for re-election.

B. Compensation

Executive remuneration

The key elements of short- and long-term remuneration are summarised in the following table:

	Element	Objective	Performance period	Performance conditions
Annual	Base salary[1]	Maintain package competitiveness at all levels within the Group.	Not applicable	Not applicable. But salary levels are determined taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

	Performance Bonus	Incentivised delivery of value at all levels of the Group. A deferral opportunity provides further alignment with share owner interests.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and operating company level and independent of an executive’s position within the Group (see below).

Long-term	Executive Stock Option Plan	Aimed at high performers in operating companies to develop a stronger employee ownership culture. Currently not offered to parent company executive directors.	3 years	Achievement of various stretching TSR and EPS conditions.

	Operating company LTIP	Aimed at key executives in Group operating companies, to align reward with achievement of targeted performance measures.	3 years	Achievement of specific operating company performance measures, such as: •improvement in operating profit •improvement in operating margin

	PSP	Aimed at all executive directors and other key parent company executives to incentivise long-term performance against key comparators.	3 years	Relative TSR performance against a group of key communication services comparator companies, subject to the recorded TSR, in the committee’s view, being consistent with the achievement of underlying financial performance.

Element	Objective	Performance period	Performance conditions
Renewed LEAP	Participation offered only to parent company executive directors and key operating company executives who transcend their day to day role. Incentivises long-term performance against key comparators and maximises alignment with share owner interests through high level of personal financial commitment.	5-year period (4-year period for awards made in 2004).	Relative TSR performance against a group of key communication services comparator companies, subject to the recorded TSR, in the committee’s view, being consistent with the achievement of underlying financial performance.

Notes

[1]	Base salary is the only pensionable element of remuneration

Total Shareholder Return (‘TSR’) represents the change in share price, together with the value of reinvested dividends, over the performance period. The Compensation committee of the Board (the “Compensation committee”) continues to believe that the growth in TSR relative to a group of key comparators is the most appropriate measure for determining performance-based rewards for Group executives, as it most closely aligns reward with the delivery of share owner value. Under Renewed LEAP (described elsewhere in Item 6), the committee has further improved the operation of a TSR based performance measure through the introduction of ‘Pro-Rata TSR’. For all incentive plans, TSR is calculated using external data sources, such as DataStream or Bloomberg and using an appropriate and recognised methodology.

As indicated in the table above, the principal elements of executive remuneration for the current year and, subject to review, for future years, comprise the following:

•	Base salaries (fixed);

•	Annual incentives (variable);

•	Long-term incentives (variable).

Pension, life assurance, health and disability and other benefits are also provided.

Base salary

The salary is based on individual performance and by reference to the market median for similar positions in directly comparable companies. In the case of the parent company, this includes other global communication services companies such as IPG and Omnicom. For J. Walter Thompson Company, Ogilvy & Mather Worldwide and Y&R, the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are targeted at a range of 15% above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

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

In the case of the Group chief executive and other parent company directors and executives, the total amount of annual performance bonus payable is based on Group and individual performance.

In the case of operating companies, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria relating to the participant’s own operating company, division, client or functional responsibility, and as agreed by the committee including:

•	operating profit;

•	profit margin;

•	staff costs to revenue or gross margin;

•	conducting talent reviews, succession planning and other key strategic goals, established annually.

Those eligible to receive an annual performance bonus, may, subject to satisfying specific conditions, elect to defer their bonus for four years, converting it into an award of shares under the provisions of the Company’s Deferred Bonus Plan. The value of this share award is equal to 125% of the bonus that would otherwise have been received earlier had it been taken in cash.

Each executive’s annual incentive opportunity is defined at a ‘target’ level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target.

The target level for Group executive directors, (other than the Group chief executive) is 50% of base salary and the maximum is 75%.

The target level for the Group chief executive is 100% of base fee/salary and the maximum is 200%. For 2003 Sir Martin’s bonus was determined by reference to three separate equal components. First, financial performance of the Company measured against budgeted operating profit and cash flow. Secondly, the Company’s performance relative to a peer group of major public advertising companies taking into account total shareholder return, increase in operating profit and increase in earnings per share and/or operating margins. Thirdly, the achievement of key strategic objectives, which for 2003 included amongst others, strengthening the geographic positioning of Group companies in both developed and fast growing markets, ensuring orderly and effective transition of leadership for key operating company and parent company roles and developing collaboration amongst leaders of the various businesses and encouraging cross selling amongst Group companies, including client co-ordination initiatives. A comparable process was conducted for other executive directors in respect of their own specific areas of operation and responsibility.

Executive Stock Option Plan and Worldwide Ownership Plan. The Executive Stock Option Plan has been used annually since its adoption in 1996 to make option grants to high performers in the operating companies as well as key employees of the parent company, but currently excluding parent company executive directors and the Group chief executive. Howard Paster currently holds share options, but none of these were granted in respect of his services as an executive director of the Company. In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for all employees (other than those participating in other option programs) of 100%-owned Group companies with at least two years’ service, in order to develop a stronger ownership culture. Since its adoption, grants have been made annually under this plan and as at 10 May 2004 options under this plan had been granted to approximately 45,000 employees for over 21.0 million ordinary shares of the Company.

Operating companies: Long-term incentive plans. Senior executives of most Group operating companies participate in their respective company’s long-term incentive plans, which historically have provided awards in cash and restricted WPP stock based on the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

•	average operating profit or profit before tax; and

•	average operating margin.

With effect from 2003 operating companies’ long-term incentive plans provide awards to be satisfied wholly in WPP stock to be paid in the March following the end of the three-year financial performance period, with no subsequent restriction on sale.

Parent company: Performance Share Plan (PSP). Annual grants of WPP performance shares are made to all executive directors (see the table entitled Performance Share Plan awards to directors elsewhere in Item 6) and other senior executives in the parent company. Vesting is dependent on the TSR performance relative to the comparator group. At median performance, 33% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company. Contingent grants of performance shares range from 25% to 100% of base salary. The current peer companies comprise Aegis, Arbitron, Dentsu, Digitas, GfK, Grey, Havas, IPG, Ipsos, Omnicom, Publicis, Taylor Nelson Sofres and VNU.

Over the 2001-2003 performance period, WPP was at the median among the peer group companies. Awards were made in April 2004 in respect of the performance period 2003-2005.

Original Leadership Equity Acquisition Plan (‘Original LEAP’). Original LEAP is an incentive plan introduced in 1999 to reward superior performance relative to WPP’s peer companies, to align the interests of executive directors and key executives with those of share owners through significant personal investment and ownership of stock and to ensure competitive total rewards. The performance period of Original LEAP for most participants expired on 31 December 2003 with the Company achieving sixth position in the comparator group of 15 companies resulting in an award of three matching shares for every investment share committed to the plan (60% of the maximum), subject to certain continuing conditions until September 2004. Awards made to executive directors under Original LEAP are set out elsewhere in Item 6.

Under Original LEAP, participants had to commit WPP shares (‘investment shares’) with a minimum of one third being satisfied with shares purchased in the market, in order to have the opportunity to earn additional WPP shares (‘matching shares’). The investment shares had to be committed for a five-year period (‘investment period’), which comes to an end for most participants in September 2004. The number of matching shares which a participant could receive at the end of the investment period depended on the performance of the Company measured over five financial years.

The maximum possible number of matching shares was five for every investment share, for which the Company would have needed to rank first or second within a group of 15 comparator companies over the performance period. If the Company’s performance had been below the median of the comparator group half a matching share would have vested for every investment share held throughout the investment period, in recognition of a participant’s maintenance of their personal investment throughout the period. The footnotes to the LEAP table elsewhere in Item 6 provide details of some reduced entitlements to matching shares.

On a change of control, matching shares could be received based on the Company’s performance to that date. The Compensation committee could also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR was consistent with the achievement of commensurate underlying performance.

Sir Martin Sorrell, the Group chief executive, together with JMS Financial Services Limited (JMS), committed to Original LEAP investment shares worth $10 million, namely 1,073,814 shares calculated at a price of £5.685 per share of which investment shares worth at least $3 million were purchased in the market.

It is expected that the matching shares to which participants in Original LEAP (other than JMS) become entitled for the awards made by reference to 1999 and 2000 will be provided from one of the Company’s employee share ownership plans (‘ESOPs’). The ESOPs are trusts managed by an external party on behalf of the trustees for the purpose of accumulating ordinary shares for delivery to participants in certain of the Company’s various long-term incentive plans. Beth Axelrod’s Original LEAP award is made by reference to an investment and performance period commencing in January 2002 and expiring in January 2007. The ESOPs acquired the maximum potential number of matching shares in respect of the original awards at an average cost of £3.70 per share. Authority has been obtained from share owners to satisfy the entitlement of JMS to matching shares by an allotment of new shares.

No further awards will be made under Original LEAP.

Renewed Leadership Equity Acquisition Plan (‘Renewed LEAP’). At an Extraordinary General Meeting of the Company held on 16 April 2004, the Company obtained the approval of share owners for a renewal of Original LEAP under which the first investment and performance period commenced on 1 January 2004.

The Compensation committee has made a number of changes to the design of Renewed LEAP to improve its effectiveness as a remuneration tool, to conform with current best practice, and to increase alignment with share owners’ interests. These changes include:

•	phasing awards, so that proportionate investment opportunities are offered on a regular basis (currently envisaged to operate as an annual cycle). Phasing of awards will have a number of benefits: it will ease entry to the plan for new joiners, it will avoid situations where particularly large payments are delivered in any one year, and it will be more sensitive to performance relative to the comparator group as a result of a greater number of start and end points for measurement purposes;

•	the first awards will be made shortly in respect of the investment and performance period commencing on 1 January 2004. This award will be for a four-year period with a maximum matching of four shares. Subsequent awards will be for a five-year period with a maximum five times match;

•	replacing the ‘stepped vesting schedule’ of the Original LEAP, with a measure more sensitive to relative total shareholder return (TSR) performance—Pro rata TSR;

•	removing the guaranteed half-share match for participants who were also in Original LEAP; and

•	simplifying the forms that awards can take and maintaining the comparable economic effect of different forms of award by providing a dividend fund based on the number of shares that actually vest. New participants receiving the half share match will not receive a dividend fund payment.

In respect of Renewed LEAP, Sir Martin Sorrell has agreed to commit investment shares having a value of $10 million in respect of the award made for 2004 and at the discretion of the Compensation committee may be invited to commit up to a maximum amount of $2 million in respect of each of the four annual awards that may be made in 2005 or thereafter.

Retirement benefits. The form and level of Company-sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

In the two markets where the Group employs the largest number of people, the US and the UK, pension provision generally takes the form of defined contribution plans, although the Group still maintains various defined benefit plans and arrangements primarily in the US and UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK plans, are closed to new entrants. All pension coverage for the Company’s executive directors is on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set out in the Director’s remuneration section elsewhere in Item 6.

Directors’ remuneration and interests

The following information on directors’ remuneration and interests is presented in accordance with UK reporting requirements.

Non-executive directors

The shareholdings of non-executive directors are set out in Item 6E. Remuneration for non-executive directors consists of fees for their services in connection with Board and Board committee meetings and, where appropriate, for devoting additional time and expertise for the benefit of the Group in a wider capacity. Non-executive directors do not participate in the Company’s pension plans, share option or other incentive plans. Non-executive directors may receive a part of their fees in ordinary shares of the Company. The compensation of the chairman and other non-executive directors is determined by the Board, which is advised as described in more detail below.

Directors’ remuneration

For the fiscal year ended 31 December 2003 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £5,506,593. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award.

The sum of £473,255 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

The compensation of all executive directors is determined by the Compensation committee which is comprised wholly of non-executive directors whom the Company considers to be independent.

The Compensation committee regularly consults with Group executives, particularly the chief executive (Sir Martin Sorrell), the chief talent officer (Beth Axelrod), the worldwide compensation and benefits director (Adrian Jackson) and the general counsel (David Calow). The committee appointed Deloitte & Touche LLP as external advisors and received material assistance in the form of technical support from that firm’s Executive Compensation Consulting Practice. Deloitte & Touche LLP are also engaged as the external auditors to the Company. As such the appointment as remuneration advisors is also subject to, and has received, pre-approval by, the Audit committee. Information on other services provided by Deloitte & Touche LLP is given in Item 16C of this report. Advice was also received from Hammonds Solicitors concerning various legal issues which arose during the course of the year. Advice on the remuneration of the chairman and the non-executive directors was provided by the same advisors to the Board and not to the committee.

Remuneration of the directors was as follows:

					Total annual remuneration		Pension contributions
	Location	Salary and fees	Other benefits[7]	Short-term incentive plans (annual bonus)[2]	2003 Total	2002 Total	2003 Total	2002 Total
		£000	£000	£000	£000	£000	£000	£000
Chairman
P Lader[5]	USA	200	—	—	200	200	—	—

Executive directors
M S Sorrell[3,5]	UK	840	25	1,260	2,125	1,594	329	336
E L Axelrod[5]	USA	336	12	252[8]	600	350	24	—
H Paster	USA	428	15	214	657	—	9	—
P W G Richardson[5,6]	UK	447	97	281	825	495	73	33

Non-executive directors
J J D Bullmore[4]	UK	75	12	—	87	88	—	—
E Dyson[5]	USA	25	—	—	25	28	—	—
J B H Jackson	UK	30	—	—	30	30	—	—
M H Jordan[5]	USA	25	—	—	25	28	—	—
D Komansky[1,5]	USA	25	—	—	25	—	—	—
C Mackenzie	UK	25	—	—	25	25	—	—
S W Morten[5]	USA	30	—	—	30	33	—	—
K Naganuma[1]	Japan	—	—	—	—	—	—	—
J A Quelch[4,5]	USA	59	31	—	90	87	—	—

Total remuneration		2,545	192	2,007	4,744	2,958	435	369

Notes

[1]	Sir Christopher Lewinton and Warren Hellman retired from the Board in January 2003 and received no fees in 2003. David Komansky was appointed to the Board in January 2003. M Inagaki resigned from and K Naganuma was appointed to the Board in February 2004. Mr. Naganuma received no remuneration from the Company given his executive position with Asatsu DK. Paul Spencer and Orit Gadiesh were appointed to the Board in April 2004. All amounts shown above constitute the total amounts which the respective director received during 2003 and for the annual bonus in respect of 2003 but received in 2004. No compensation payments have been made during 2003 to any individuals who were previously directors of the Company.
[2]	Amounts paid in 2004 in respect of bonus entitlements for 2003.
[3]	The amount of salary and fees comprise the fees payable under the UK Agreement with JMS and the salary payable under the US Agreement referred to elsewhere in Item 6.
[4]	In addition to fees paid to them in 2003 as non-executive directors of the Company additional fees were received by Jeremy Bullmore £50,000 and John Quelch £34,000.
[5]	All amounts payable in US dollars have been converted into £ sterling at $1.6356 to £1. The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in £ sterling.
[6]	Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.
[7]	Other benefits include healthcare, life assurance and allowances for cars, housing and club memberships. Paul Richardson also received a tax equalisation payment of £18,000 from WPP Group USA, Inc.
[8]	Beth Axelrod has deferred her annual bonus for 2003 pursuant to the terms of the Deferred Bonus Plan referred to elsewhere in Item 6.

Other long-term incentive plan awards

Long-term incentive plan awards granted to directors comprise the Performance Share Plan (PSP) and the WPP Leadership Equity Acquisition Plan (Original LEAP). The operation of the PSP and Original LEAP are described elsewhere in Item 6.

Performance Share Plan awards to directors1,4

	Grant date	Share price on grant date (p)	At 01.01.03 (no. of shares)	Granted (lapsed) 2003 (no. of shares)[2]	Performance period ends	Vested 06.03.03 (no. of shares)	Share price on vesting date (p)	At 31.12.03 (no. of shares)	Value received from vested awards (£)	Percentage of maximum vesting potential
E L Axelrod	02.09.02 18.09.02	473.0 421.0	38,402 52,645	— —	31.12.03 31.12.04	— —		38,402 52,645

P W G Richardson	04.03.98 22.09.99 29.02.00 28.02.01 18.09.02	303.0 568.5 1,221.5 812.0 421.0	14,009 27,937 36,765 34,284 44,617	117 236 (11,453)	31.12.00 31.12.01 31.12.02 31.12.03 31.12.04	14,126 14,086 12,656 — —	375.75 375.75 375.75	— 14,087 12,656 34,284 44,617	53,078 52,928 47,555	100 84.73 68.85	% % %

M S Sorrell[3]	22.09.99	568.5	186,247		31.12.01	—		186,247		84.73%
	29.02.00 28.02.01 18.09.02	1,221.5 812.0 421.0	137,255 88,611 115,319	(42,755)	31.12.02 31.12.03 31.12.04	— — —		94,500 88,611 115,319		68.85%

Notes

[1]	Performance conditions: The performance condition relates WPP’s Total Shareholder Return (TSR) to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels, awards vest on a sliding scale according to TSR performance.

A full description of the PSP is provided elsewhere in Item 6. Details of the comparator groups which apply in respect of different awards are as follows (for companies which subsequently delisted, the date of delisting is shown in brackets). Details of the treatment of delisted companies for the purposes of TSR calculation are set out in note 1 to the table on Original LEAP immediately below.

(i) For 2002 awards: Aegis Group plc, Cordiant Communications (delisted July 2003), Grey Global Group, Havas Advertising, Omnicom, Publicis, Taylor Nelson Sofres and IPG.

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

[2]	Includes dividends received in respect of restricted stock where the performance conditions have been satisfied, reinvested in the acquisition of further ordinary shares or ADSs.
[3]	Sir Martin Sorrell deferred the vesting of 93,123 shares due to vest in 2002, 93,812 shares due to vest in 2003 and 92,340 shares due to vest in 2004, which would otherwise have been due to him under PSP.
[4]	On 30 April 2004 in respect of period 2003-2005 awards were made to Beth Axelrod, Howard Paster, Paul Richardson and Sir Martin Sorrell in respect of 62,190, 79,150, 67,912 and 142,615 performance shares respectively.

Leadership Equity Acquisition Plan1,7

										Option element		Bonus element
Name	Grant/ award date	Share units (ADRs/ Ords)		Number of matching units at 01.01.03[2,6]	Granted (lapsed) 2003 (units)[2,6]		Number of matching units at 31.12.03[6]	Exercise price (per unit)		Earliest exercise	Expiry[2]	Value at grant date (per unit)		Qualifying period ends
E L Axelrod[5]	02.09.02 02.09.02	(ADRs (ADRs	) )	76,500 8,500	— —		76,500 8,500	$ $	36.98 36.98	01.02.07 01.02.07	01.04.07 01.04.07	$ $	36.98 36.98	01.01.07 01.01.07
H Paster[3]	23.12.99	(ADRs	)	87,950	(35,180)		52,770		$52.84	22.10.04	31.12.04		$52.84	22.09.04
P W G Richardson[2,3]	23.12.99 01.11.00	(Ords (Ords	) )	299,030 179,418	(119,612 (71,767	) )	179,418 107,651	£ £	6.335 9.25	22.10.04 22.10.04	31.12.04 31.12.04	£ £	6.335 9.25	22.09.04 22.09.04
M S Sorrell[4]	23.12.99	(Ords	)	5,369,070	(2,147,628)		3,221,442		£6.335	22.10.04	31.12.04		£6.335	22.09.04

Notes

[1]	Form of award: Original LEAP participants were required to commit personal capital to the plan throughout the Investment Period. They were entitled to receive a maximum award of five shares for every Investment Share committed to the plan, subject to WPP TSR performance. Each LEAP unit was comprised of two separate elements: (i) a market value option over one share (ordinary or ADR); and (ii) a bonus unit, with a value equal to the lower of the exercise price of the option and the share/ADR price on the date payment is made. Both parts of the award were subject to the same performance and investment conditions. A full description of Original LEAP is provided elsewhere in Item 6. All awards shown in the above table, with the exception of Beth Axelrod’s arrangements, (see footnote 5 below) were dependent on WPP’s TSR performance against a comparator group over the five-year performance period 1 January 1999—31 December 2003 and maintenance of a participant’s holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for this award was comprised of Aegis, Cordiant, Grey Advertising, Havas Advertising, IPG, AC Nielsen Media Research, Omnicom Group, Publicis, Saatchi & Saatchi, Snyder Communications, Taylor Nelson Sofres, True North Communications, WPP and Young & Rubicam. Where a company delisted it is not included in the comparator group for further awards, for the purpose of measuring TSR performance. Where a company delisted during the performance period, the committee deem this to be a disposal and the proceeds treated as being reinvested in the stock of the remaining companies.
[2]	To the extent that the performance conditions are satisfied, the option becomes exercisable for a three month period following the end of the Investment Period, the first and last dates of which are shown above. In accordance with the requirements of fixed plan accounting under US GAAP, any option not previously exercised may become so, in full, with no restriction or condition other than continued employment with the Group for a period of six weeks prior to the tenth anniversary of grant, when it will expire. Messrs Paster and Richardson have already waived their right to the option and bonus elements of their respective awards, which are now structured as a transfer of shares with equivalent economic effect to the original bonus and option structure.
[3]	The portion of Paul Richardson’s award which was made in November 2000 was subject to a maximum match of three shares.
[4]	The number of Sir Martin Sorrell’s matching shares includes those attributable to JMS.
[5]	The award made to Beth Axelrod was made under special arrangements, approved by the Compensation committee in contemplation of her appointment. The award is subject to a reduced level of match (i.e. without the minimum half-share), The Performance Period for the award is the five-year period 1 January 2002 to 31 December 2006. The comparator group is comprised of Aegis, Cordiant, Grey, Havas, IPG, Omnicom, Publicis, Taylor Nelson Sofres, True North and WPP. In tandem with her Original LEAP award, a special award of 8,500 units of restricted stock was made. This award is subject to continued employment with the Group and will lapse to the extent that her investment requirement under Original LEAP is not maintained.
[6]	The number of matching units at 1 January 2003 represents the maximum potential match achievable under LEAP at the beginning of the financial year (i.e. a five times match, subject to footnote 3). The performance period for Messrs Paster, Richardson, and Sorrell ended on 31 December 2003. The committee has since determined, on the basis of a TSR calculation conducted using external independent data sources, that WPP ranked 6th in the comparator group and that, subject to the ongoing investment requirements until September 2004, 3 matching shares shall vest for every investment share held. The shares shown to have lapsed represent the reduction from the potential maximum number of shares that could have vested to the actual amount of shares that will vest subject to the ongoing investment requirements (for Beth Axelrod, no shares have lapsed as the performance period does not end until 31 December 2006). The number of shares at 31 December 2003 represents the final number of matching shares, based on the 3 times match, that will vest in September 2004, subject to the ongoing investment requirements (except for Beth Axelrod, for whom there is shown the potential maximum match as the performance period does not end until December 2006).
[7]	The 12 month high share price was £5.96 and the 12 month low share price was £3.20. The share price on 31 December 2003 was £5.485.

Awards earned and deferred by Sir Martin Sorrell

Notional Share Award Plan (NSAP) and Capital Investment Plan (CIP): Awards to JMS and Sir Martin Sorrell

	Grant date	Share price on grant date	Qualifying/ Retention period ends	At 01.01.03 (no. of shares)	Granted (lapsed) 2003 (no. of shares)	Vested 2003 (no. of shares)	Share price on vesting date	At 31.12.03 (no. of shares)	Value received from vested awards
NSAP[1]	04.09.94	120p	30.09.04	1,754,520	—	—	—	1,754,520	—
CIP[1]	04.09.94	120p	30.09.04	4,691,392	—	—	—	4,691,392	—

Notes

[1]	These awards represent the number of shares, or cash equivalent of shares, which vest under the CIP and the NSAP. Details of these plans are set out elsewhere in Item 6. The performance conditions were satisfied under the CIP and NSAP before these plans were due to mature in September 1999. Each plan has been extended as further described in the section entitled “Contract provisions relating to Sir Martin Sorrell” elsewhere in Item 6. Consequently their values cannot be established until that time.

Phantom Options1

	Grant/ award date	Exercise price	At 01.01.03 (no. of shares)	Granted (lapsed) 2003 (no. of shares)	Exercised 2003 (no. of shares)	Share price on exercise	Date: earliest exercise	Date of expiry[2]	At 31.12.03 (no. of shares)	Share price at 31.12.03 (12 months high/low)		Percentage of maximum vesting potential
M S Sorrell	Apr 1993	52.5p	1,571,190	—	—	n/a	Apr 96	June 06	1,571,190	548.5p (596p/320p	)	100%
	Apr 1994	115p	577,391	—	—	n/a	Mar 04	Mar 07	577,391	548.5p 596p/320p		100%

Notes

[1]	The two awards shown in respect of Sir Martin Sorrell, relate to phantom option awards made to JMS in 1993 and 1994 (see note 3 of Directors’ Interests table in Item 6E). The award made in 1993 was in respect of 2,196,190 phantom options. JMS exercised 625,000 of the 1993 phantom options in 1997, leaving the current balance of 1,571,190 unexercised. The phantom option awards have vested in full and are not subject to performance conditions.
[2]	The exercise of the phantom option awards was deferred until June 2006 and March 2007 pursuant to a resolution passed at the Annual General Meeting held in 2003.

Group chief executive—Sir Martin Sorrell

Sir Martin Sorrell’s services to the Group outside the US are currently provided by JMS, although in 2005 it is anticipated that this will be replaced by an executive service contract to be entered into directly between Sir Martin and the Company. He is employed by WPP Group USA, Inc. for his activities in the US. Taken together, the agreement with JMS (‘the UK Agreement’) and the agreement with Sir Martin directly (‘the US Agreement’) provide for the following remuneration all of which is disclosed elsewhere in Item 6:

•	annual salary and fees of £840,000;

•	annual pension contributions of £329,000;

•	short-term incentive (annual bonus) of 100% of annual salary and fees at target and up to 200% at maximum;

•	the Performance Share Plan; and

•	the Leadership Equity Acquisition Plan as renewed.

Contract provisions relating to Sir Martin Sorrell

Term/Notice periods

The notice provisions in Sir Martin Sorrell’s contracts currently provide for a fixed term of three years renewable on or before 1 September each year. The contracts were renewed on 1 September 2002, but were not renewed on 1 September 2003 and consequently are due to expire on 31 August 2005. Thereafter the contracts will continue on a basis to be agreed between the Company and Sir Martin but in any event the periods of notice will not be in excess of 12 months.

Given the substantial investment commitment to WPP made by Sir Martin as detailed below, the committee believes that it has been appropriate that the term of Sir Martin’s contracts should continue for periods currently expiring approximately one year after the end of the Original LEAP Investment Period, namely August 2005.

Damages for loss of office and change of control

Both Sir Martin’s UK Agreement and US Agreement may be terminated by JMS or Sir Martin respectively upon a change of control. In these agreements ‘control’ is as defined respectively in section 416 of the Income and Corporation Taxes Act 1988 and Rule 13d-3 of the Securities Exchange Act 1934.

On a change of control or on a wrongful termination by the Company of the UK Agreement and the US Agreement, WPP is currently obliged to pay an amount equal to twice the annual salary and fee, target bonus and pension contribution due under the UK and US Agreements and also to continue certain benefits such as health insurance under the US Agreement. Both of these provisions relating to payments to be made on a change of control and on a wrongful termination will expire on 31 August 2005 and will not be renewed in their present form. Thereafter any such provision will be complementary to the notice period which is agreed with him and, therefore, will be calculated on the basis of a period not exceeding 12 months.

Covenants

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

Awards earned and deferred by Sir Martin Sorrell

Sir Martin Sorrell has deferred the receipt by him of significant entitlements under various plans and the committee has welcomed and encouraged this, the details of which are set out below.

By September 1999 Sir Martin and JMS were entitled to a prospective benefit under a number of plans in respect of which the performance conditions had been satisfied prior to September 1999, namely the CIP; the NSAP and phantom options granted in 1993 and 1994. In September 1999 in addition to making a further substantial commitment to Original LEAP, Sir Martin also deferred the right to take the benefit of all of his outstanding awards on the basis that (other than the phantom options) they lapsed if he left the Group other than in special circumstances, such as good leaver, until the expiration of the Original LEAP Investment Period in September 2004.

The CIP provided Sir Martin with a capital incentive initially over a five-year period with effect from 4 September 1994 and which matured in September 1999. Sir Martin agreed to defer taking his entitlement to the 4,691,392 Performance Shares which he would otherwise have been able to acquire in September 1999, subject to good leaver, change of control and other specified provisions, so as to correspond with the investment period under Original LEAP. Accordingly, subject to the provisions of the CIP, the rights to acquire the Performance Shares may be exercised in the period 30 September 2004 to 31 December 2004. These Performance Shares were acquired by an ESOP in 1994 at a total cost of approximately £5.5 million.

Sir Martin has agreed with the Company, subject to obtaining share owner approval at the forthcoming Annual General Meeting, to defer for an additional period his rights under the CIP to which he would otherwise become entitled in September 2004. An appropriate resolution to approve such deferral will be sought at the Annual General Meeting.

JMS’s right to receive a sum under the NSAP may be exercised in the period 30 September 2004 to 31 December 2004 and will be calculated by reference to the average price of a WPP share for the five dealing days before JMS’s right under the NSAP is exercised. The NSAP relates to 1,754,520 notional WPP shares.

Awards made to the Group chief executive or JMS under the CIP, the NSAP and the phantom options, become immediately exercisable on a change of control. Under these plans only, ‘change of control’ is currently defined as the acquisition by a person or persons of more than 20% of the issued share capital of WPP where this is followed within 12 months by the appointment of a director with neither the Group chief executive’s nor JMS’s approval. This definition of “change of control” is not embodied into any other contract provisions or plans relating to Sir Martin, executive directors of the Company or other senior executives in the Group.

The rights of the Group chief executive and JMS respectively under the CIP and the NSAP are also dependent on Sir Martin remaining interested until September 2004 in 747,252 shares acquired in September 1994.

Compensation of executive officers

The information comprised in the following four tables sets out the compensation details for the Group chief executive and each of the other five most highly compensated executive officers in the Group as at 31 December 2003 (the “executive officers”). The information is in addition to the disclosure required under UK legislation and regulations. As used in this statement, the “executive officers” are deemed to include executive directors of the Company and executives who served as the chief executive officers of the Group’s major operating companies.

This information covers compensation for services rendered in all capacities and paid in the financial year ended 31 December 2003 and in the previous two financial years. Incentive compensation paid in 2004 for performance in 2003 and previous years is not included in these tables. The bonus payments referred to below are payments made in 2003, 2002 and 2001 under the short-term incentive awards for performance in 2002, 2001 and 2000 respectively.

2003 executive remuneration

						Long-term compensation			All other compensation[4]
			Annual Compensation			Awards		Payouts
Name	Principal position	Year	Salary	Bonus[1]	Other annual compensation[2]	Share options SARs and phantom ADR[3] Number	Restricted ADR	LTIP Payments[5]
			$000	$000	$000		$000	$000	$000
M S Sorrell	Group chief executive WPP	2003 2002 2001	1,374 1,261 1,223	— — 1,875	40 36 35	— — —	— — —	— — —	1,733 505 490
S Lazarus	Chairman/ Chief executive officer Ogilvy & Mather Worldwide	2003 2002 2001	850 850 850	906 925 775	36 36 57	63,805 82,831 70,661	— — —	502 536 13,596	648 1,445 128
P Schweitzer	President/ Chief executive officer J. Walter Thompson Company	2003 2002 2001	750 750 733	180 — 325	59 51 54	21,092 39,548 28,265	— — —	314 416 986	179 352 88
P W G Richardson	Group finance director WPP	2003 2002 2001	731 504 468	164 — 225	159 90 30	— — —	— — —	251 686 663	120 49 47
I Gotlieb	Chairman/ Chief executive officer MindShare	2003 2002 2001	750 750 750	536 300 625	16 21 21	15,819 45,180 —	— — —	506 375 —	38 38 32
H Paster	Executive vice president Public relations & Public affairs	2003 2002 2001	700 700 550	59 — 350	20 16 17	— 18,072 16,959	— — —	57 185 170	14 12 23

Notes

[1]	Represents short-term incentive awards paid during calendar years 2003, 2002 and 2001 in respect of the prior year’s incentive plans.
[2]	Includes the value of company cars, club memberships, executive health and other benefits, supplemental executive life insurance, and in the case of Paul Richardson he also received a tax equalisation payment in 2003 of $29,000 from WPP Group USA, Inc.
[3]	As used in this report, the term ‘phantom ADRs/shares’ (as used in the UK) and the term ‘free-standing SARs’ (as used in the US) are interchangeable.
[4]	Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements. In relation to Shelly Lazarus this includes a special award to the sum of $797,000 in 2002.
[5]	Includes value of payments made under the PSP and LTIP in stock and cash. Matching shares which could vest under Original LEAP are not included in this table, but are referred to elsewhere in Item 6.
[6]	Amounts paid in sterling have been converted into US dollars using the following annual average exchange rates: 2003: $1.6356/£; 2002: $1.5036/£; and 2001: $1.4401/£.

Options granted in 20031

	Stock options granted (number of ADRs)	% of total options granted by Company in 2003	Exercise price ($ per ADR)	Expiry date	Potential realisable value at assumed annual rates of stock price appreciation for option term
					0% $	5% $	10% $
M S Sorrell	—	—	—	—	—	—	—
S Lazarus	63,805	1.9	47.41	17.11.13	—	1,902,403	4,821,063
P Schweitzer	21,092	0.6	47.41	17.11.13	—	628,877	1,593,697
P W G Richardson	—	—	—	—	—	—	—
I Gotlieb	15,819	0.5	47.41	17.11.13	—	471,658	1,195,273
H Paster	—	—	—	—	—	—	—

Notes

[1]	All options granted to executives in this table are exercisable three years from the grant date (subject to achievement of performance conditions) and expire 10 years from the grant date.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

	Ordinary shares acquired on exercise	Market value at exercise date ($)	Number of ordinary shares underlying unexercised share options, SARs and phantom stocks at year-end		Value of unexercised in-the- money stock options, SARs and phantom stock at year-end ($)[1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
M S Sorrell	—	—	1,571,190	577,391	13,897,440	4,463,582
S Lazarus	—	—	810,231	1,165,520	3,807,068	2,437,772
P Schweitzer	—	—	223,566	464,285	1,004,437	918,245
P W G Richardson	—	—	—	—	—	—
I Gotlieb	—	—	484,130	304,995	273,533	757,296
H Paster	75,000[2]	530,105	308,569	218,625	1,392,403	527,028

Notes

[1]	The value is calculated by subtracting the exercise price from the fair market value of the Company’s ordinary shares on 31 December 2003, namely £5.485 or the value of the Company’s ADSs, namely $49.30 and using an exchange rate of $1.7833 to £1.
[2]	Howard Paster was granted 75,000 options at an exercise price of 154p in September 1995 when he was a director of Hill & Knowlton, Inc. for his services to that Group company. He exercised those options in October 2003.

Long-term incentive plan grants in relation to 2003

	Performance period	Threshold Units	Target Units	Maximum Units
M S Sorrell[1,2]	2003-2005	—	9,508	28,523
S Lazarus	2003-2005	—	20,290	30,435
P Schweitzer	2003-2005	—	20,290	30,435
P W G Richardson[1]	2003-2005	—	4,527	13,582
I Gotlieb	2003-2005	—	21,739	32,609
H Paster[1]	2003-2005	—	5,277	15,830

Notes

[1]	The awards under the Performance Share Plan in relation to the performance period 2003-2005 were made on 30 April 2004.
[2]	Actual award was made over ordinary shares but shown here as ADRs for ease of comparison.

C. Board Practices

Information regarding the expiration of the current term of each director and the period during which such director has served is set forth in Item 6A.

Compensation committee

The committee comprises non-executive directors, whom the Company considers to be independent. Throughout the year the members were: Bud Morten (chairman of the committee), Philip Lader and Christopher Mackenzie.

In 2003 the committee met four times on a formal basis and also held many additional ad hoc meetings. All members attended the formal meetings.

The role of the committee includes:

•	setting and reviewing the remuneration of executive directors and senior executives of the Company and of directors and senior executives of the operating companies;

•	devising and implementing long term incentive programs;

•	reviewing terms of employment (including any termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies;

•	reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination, including systems for the confidential and anonymous submissions by employees regarding such matters.

•	appointing and reviewing the performance of external advisors to the committee and to the Company in relation to executive remuneration and human resource activities.

No current member of the committee has any personal financial interest, other than as a share owner, in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the Group’s businesses.

Scope of Compensation committee

The terms of reference for the Compensation committee are available on the Company’s website (www.wppinvestor.com) and will be on display as set out in the Notice of Annual General Meeting.

The Compensation committee regularly consults with Group executives, particularly the chief executive (Sir Martin Sorrell), the chief talent officer (Beth Axelrod), the worldwide compensation and benefits director (Adrian Jackson) and the general counsel (David Calow). The committee appointed Deloitte & Touche LLP as external advisors and received material assistance in the form of technical support from that firm’s Executive Compensation Consulting Practice. See further discussion in the Directors’ remuneration section of Item 6.

Advice is received by the committee on a wide range of relevant issues including:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary levels;

•	annual and long-term incentive plans and awards;

•	policy relating to WPP share ownership;

•	pensions and executive benefits;

•	service contract terms for executives;

•	governance issues relating to compensation and the role of the committee; and

•	issues relating to employee harassment and discrimination.

The Compensation committee determines awards under annual and long-term incentive plans and awards of WPP stock (the terms ‘stock’ and ‘share’ are used interchangeably) under a number of plans for Group employees. It is also responsible for reviewing the terms of employment of executive directors and senior executives of the operating companies including salary reviews and the terms of termination arrangements (if any) for these people.

In determining the remuneration, stock incentive arrangements and benefits for all of the current executive directors, the Board accepted the proposals and recommendations of the Compensation committee without change.

Policy on remuneration of executive directors and senior executives

The following policy applies for the financial year 2004 and, subject to review, for future years. The remuneration of executive directors and senior executives of the Group’s operating companies and the parent company is reviewed each year by the committee.

The policy is designed to attract, retain and motivate the best available talent, so that the Group can meet client and share owner objectives. In particular, the committee has regard to the levels of compensation in the Group and specific businesses with which the Group companies compete and is also sensitive to compensation levels in the wider business community.

With this in mind the committee places importance on remuneration practices in the global communications services sector, particularly in the US and the UK and also pays close attention to the structure of remuneration, and the proportion which is performance-related, both on a short-and long-term basis.

Principles of remuneration

To implement the Company’s policy, executive remuneration is designed to be consistent with the following principles:

•	total remuneration opportunities are designed to be fully competitive in the relevant market;

•	all remuneration packages have a very significant performance-related/variable element;

•	incentives are based on meeting specific, measurable and stretching performance objectives;

•	the performance objectives which are set for incentives are designed to align executive rewards with the creation of value for our share owners;

•	the total remuneration program includes significant opportunities to acquire WPP stock, consistent with building a strong ownership culture.

The Company believes that a significant proportion of remuneration for executive directors and senior executives should be delivered through performance-related elements, such as the annual bonus awards and share-based incentive awards, as referred to below. For target performance the committee would expect at least 60% of an executive director’s remuneration to be performance-related. The Company has required senior executives to achieve stock ownership goals for many years, as a result of which award of stock options vary depending on whether individuals achieve and maintain specific levels of ownership of WPP stock.

Principles governing long-term incentives

Long-term incentives, including stock awards, comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 2003, approximately 1,500 of those executives participated in some form of performance-related long-term incentive program.

The committee reviews each year the operation of the Group’s long-term incentive programs to ensure that the performance measures and levels of reward are appropriate and competitive.

Any long-term incentive program in which an executive director is entitled to participate is subject to performance conditions.

Principles governing WPP share-based awards and dilution

WPP is committed to aligning management and share owner interests by encouraging a culture of employee share ownership through equity based incentive arrangements.

At the same time, we recognise the need to strike a balance between achieving this objective and ensuring that share owner value is not unduly diminished through the issue of new shares to satisfy awards. The dilution as at 10 May 2004 was well below the 10% level recommended by the Association of British Insurers.

With regard to Renewed LEAP, as with Original LEAP (both of which are described elsewhere in Item 6), it is the intention of the committee to satisfy awards with shares held in the ESOPs, acquired by market purchase.

Policy on directors’ service contracts, notice periods and termination payments

The Compensation committee annually considers the Company’s policy on the duration of directors’ service contracts, the length of notice periods in executive directors’ service contracts and payments on termination of such contracts. The committee is agreed on the objective to reduce notice periods for executive directors to not more than 12 months. This can only be achieved when existing legal obligations permit and when the committee considers it appropriate to do so, taking into account circumstances which it believes to be important in the interests of the Company and its share owners for an exception to be made. There were no payments in 2003 in respect of termination of employment of executive directors, and there are no entitlements to receive such payments, other than as referred to below.

The notice periods for directors are as follows:

Executive Director	Contract date	Unexpired term/Notice period
Sir Martin Sorrell	14 July 2001	31 August 2005 thereafter not more than 12 months
Beth Axelrod	28 March 2002	12 months
Howard Paster *	1 Jan 2002	31 December 2005 then 6 months
Paul Richardson	25 June 2002	12 months

*	Entered into prior to joining the parent company Board.

Non-executive director*	Contract date
Philip Lader	26 Feb 2001
Jeremy Bullmore**	10 July 1991
Ester Dyson	29 June 1999
Paul Spencer	28 April 2004
Orit Gadiesh	28 April 2004
John Jackson**	28 September 1993
David Komansky	28 Jan 2003
Bud Morten	2 Dec 1991
John Quelch	10 July 1991
Koichiro Naganuma	23 Jan 2004
Christopher Mackenzie	14 March 2000

*	The notice periods applicable to all non-executive directors in two months.
**	To retire on 30 September 2004.

Further details relating to the non-executive directors can be found elsewhere in Item 6. All new appointments of executive directors are intended to have 12-month notice periods, but it is recognised that, for some appointments, a longer period may initially be necessary for competitive and other reasons, reducing to 12 months thereafter. None of the parent company executive directors have liquidated damages provisions in their contracts other than Sir Martin Sorrell, details of which can be found elsewhere in Item 6.

Audit committee

The Audit committee currently comprises non-executive directors, whom the Company considers to be independent, namely: John Jackson (chairman of the committee), Michael Jordan, Bud Morten and Paul Spencer. It is intended that Paul Spencer will replace John Jackson as chairman of the committee in October 2004 and, following the Annual General Meeting, a replacement will be nominated in place of Michael Jordan.

The Company also meets the requirements of Rule 4350(d)(2) of NASDAQ’s rules relating to its qualitative listing requirements as such rule currently applies to the Company. In particular, each current member of the committee is considered to be independent under NASDAQ’s rules and has both the experience and background in corporate financial affairs resulting in their respective financial sophistication and therefore their appropriateness to serve on this committee. In particular, Paul Spencer is a former finance director of several listed companies.

In 2003 the committee met four times and all the then members attended the meetings (other than Michael Jordan who was unable to attend two meetings). The meetings are also attended at the invitation of the chairman of the committee, in whole or in part, by the auditors, the chairman of the Board, the Group finance director, the director of internal audit, the Company secretary and the Group general counsel.

The role of the committee includes:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements;

•	reviewing and reporting on the key elements of risk management as they affect the Group’s operations on a global basis;

•	reviewing internal financial control and internal audit functions;

•	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;

•	monitoring the external auditors’ independence, objectivity and effectiveness, taking into account relevant global professional and regulatory requirements;

•	the approval in advance of the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory guidance;

•	monitoring accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the Securities Exchange Commission, and NASDAQ with which the Company must comply;

•	in conjunction with Howard Paster, the director responsible for Corporate Social Responsibility (CSR), ensuring systems are in place to monitor social, environmental and ethical issues (other than those which are the responsibility of the Compensation committee) which may affect the Group;

•	establishing procedures for the receipt and treatment of concerns regarding accounting, audit and internal audit matters, including confidential and anonymous submission by employees of such concerns.

The terms of reference for the Audit committee are available on the Company’s website (www.wppinvestor.com) and will be on display as set out in the Notice of Annual General Meeting.

Auditors

In 2002, the Group appointed Deloitte & Touche as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2003 the Group had 54,324 employees located in approximately 1,400 offices in 106 countries compared with 49,439 and 51,009 employees on 31 December 2002 and 2001, respectively. Including all the Group’s affiliated companies, total employees were approximately 70,000 on 31 December 2003. The average number of employees in 2003 was 51,604 compared with 50,417 in 2002 and 50,487 in 2001. Their distribution by geographic area and operating sector was as follows:

	2003	2002	2001
United Kingdom	6,806	6,783	6,797
United States	13,598	13,535	14,831
Continental Europe	13,675	13,908	13,006
Canada, Asia Pacific, Latin America, Africa and Middle East	17,525	16,191	15,853

	51,604	50,417	50,487

Advertising and Media investment management	26,885	26,373	25,416
Information, insight and consultancy	7,153	6,194	6,005
Public relations and public affairs	4,987	4,627	5,429
Branding and identity, Healthcare and Specialist communications	12,579	13,223	13,637

	51,604	50,417	50,487

E. Share Ownership

Directors’ Interests

Ordinary Shares

Directors’ interests in the Company’s share capital, all of which were beneficial, were as follows:

	At 01.01.03[1]	Shares acquired through long-term incentive plan awards in 2003[2]		Movement[4] during 2003 inc. shares purchased in 2003	At 31.12.03	Shares acquired through long- term incentive plan awards in 2004[2]		Other interests acquired including LEAP matching shares since 31.12.03	At 10.05.04[12]
		Vested	(sold)			Vested	(sold)
E L Axelrod[4,7,8]	25,000	—	—	—	25,000	9,600	—	41,120[11]	75,720
J J D Bullmore	20,065	—	—	—	20,065	—	—	—	20,065
E Dyson	5,000	—	—	—	5,000	—	—	—	5,000
O Gadiesh	—	—	—	—	—	—	—	—	—
J B H Jackson	12,500	—	—	—	12,500	—	—	—	12,500
M H Jordan[9]	20,185	—	—	—	20,185	—	—	—	20,185
D Komansky	—	—	—	10,000	10,000	—	—	—	10,000
P Lader	8,950	—	—	—	8,950	—	—	3,000	11,950
C Mackenzie	10,000	—	—	—	10,000	—	—	—	10,000
S W Morten	20,000	—	—	—	20,000	—	—	—	20,000
K Naganuma[5]	—	—	—	—	—	—	—	—	—
H Paster[7,8,10]	586,736	—	—	(77,000)	509,736	—	—	263,850	773,586
J A Quelch	12,000	—	—		12,000	—	—	—	12,000
P W G Richardson[4,7,8]	348,849	40,868	(40,868)	—	348,849	29,210	(12,069)	287,069	653,059
P Spencer	—	—	—	—	—	—	—	—	—
M S Sorrell[3,4,7,8]	13,480,077	—	—	271,848	13,751,925	—	—	3,313,782	17,065,707

Notes

[1]	Sir Christopher Lewinton and Warren Hellman resigned in January 2003 when they respectively held 21,745 and 1,202,045 shares.
[2]	Further details of long-term incentive plans are given elsewhere in Item 6.
[3]	In the case of Sir Martin Sorrell (through JMS) interests include 1,571,190 and 577,391 unexercised phantom options granted in 1993 and 1994 respectively, details of which are set out elsewhere in Item 6 and which are respectively exercisable before 29 June 2006 and 1 March 2007. Also included for Sir Martin Sorrell are 4,691,392 shares in respect of the Capital Investment Plan and 1,754,520 shares in respect of the Notional Share Award Plan, both of which have been held over until September 2004. As referred to elsewhere in Item 6, Sir Martin Sorrell has deferred the vesting of 93,123 shares that became available in 2002 and 93,812 shares that became available in 2003 which would have otherwise have been due to him under the Performance Share Plan and 92,340 shares that became available in 2004. In relation to the phantom options and the notional award share plan although not technically interests in the Company’s share capital as Sir Martin (through JMS) has the right to receive a cash award he also has a corresponding right to use that cash award to subscribe for WPP Shares.
[4]	Each executive director has a technical interest as an employee and potential beneficiary in the Company’s ESOPs in shares in the Company held under the ESOPs. At 31 December 2003, the Company’s ESOPs held in total 57,439,271 shares in the Company (2002: 58,210,657 shares)
[5]	K Naganuma is a director of Asatsu-DK, which at 10 May 2004 was interested in 31,295,646 shares representing 2.64% of the issued share capital of the Company.
[6]	Save as disclosed above and elsewhere in Item 6, no director had any interest in any contract of significance with the Group during the year.
[7]	The above interests do not include the unvested interests of the executive directors in the Performance Share Plan.
[8]	In respect of Sir Martin Sorrell, Howard Paster and Paul Richardson, the above interests include investment shares committed to Original LEAP, as well as matching shares to the performance period which expired on 31 December 2003 on the basis of three matching shares for every investment share committed. The matching shares continue to be subject to conditions until September 2004. The interests of Beth Axelrod in Original LEAP are not included above as the performance and investment period of her award does not expire until January 2007.
[9]	Includes 8,350 options granted by Young & Rubicam where Michael Jordan was an outside director before he was appointed as a director of the Company.
[10]	Includes 75,000 options granted to Howard Paster at an exercise price of 154p in September 1995 when he was a director of Hill and Knowlton, Inc. for his services to that Group company. He exercised those options in October 2003.
[11]	Granted under the terms of the Deferred Bonus Plan referred to elsewhere in Item 6 in respect of the annual bonus awarded for 2003 in the sum of £252,000. The 8,224 ADRs representing these shares will vest on 16 March 2008.
[12]	Each director’s share holdings at 31 May 2003 represents less than .1% of shares outstanding, with the exception of Sir Martin Sorrell, whose share holdings represent approximately 1.2% of outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	Months Ending 31 May
	2004		2003		2002
WPP ESOP	4.8%	57,205,865	5.0%	57,305,872	4.2%	48,047,758
Legg Mason	3.8%	45,513,831	3.7%	42,823,218	3.8%	43,490,912
Legal & General	3.4%	40,592,450	3.5%	40,301,462	*		*

*	Less than 3% interests in the issued ordinary share capital of the Company.

The disclosed interests of all of the above refer to the respective combined holdings of those entities and to interests associated with them. The Company has not been notified of any other holdings of ordinary share capital of 3% or more. None of these shareholders has voting rights that are different from those of the holders of the Company’s ordinary shares generally. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.

The number of outstanding ordinary shares at 31 December 2003 is 1,187,432,353, which includes the underlying ordinary shares represented by 20,198,436 ADSs. 281 share owners of record of WPP ordinary shares were US residents at 31 December 2003.

The geographic distribution of our share ownership as of 31 December 2003 is presented below:

%
UK	45
US	41
Asia Pacific, Latin America, Africa & Middle East and Continental Europe	14

Total	100

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

Dividend distribution policy

The Group continues to increase dividends. The profit on ordinary activities before tax for the year was £349.9 million (2002: £205.4 million). The directors of the Company recommended a final ordinary dividend of 4.40p (2002: 3.67p) per share to be paid on 5 July 2004 to share owners on the register at 4 June 2004 which, together with the interim ordinary dividend of 2.08p (2002: 1.73p) per share paid on 17 November 2003, makes a total of 6.48p for the year (2002: 5.40p). The retained profit for the year of £131.6 million (2002: £25.5 million) is transferred to reserves.

ADR holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year. Dividend cheques are mailed directly to the ADR holder on the payment date if ADRs are registered with WPP’s US depositary, Citibank N.A. Dividends on ADRs that are registered with brokers are sent to the brokers, who forward them to ADR holders.

B. Significant changes

There have been no significant changes since 31 December 2003.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Share price history

The Company’s ordinary shares have been traded on The London Stock Exchange since 1971. At the Annual General Meeting in 2003 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 115,732,564 of its own shares in the market. In the year under review, 5.6 million shares were purchased at an average price of £3.60 per share.

The following table sets forth, for the periods indicated, the reported high and low middle-market quotations for the Company’s ordinary shares on The London Stock Exchange, based on its Daily Official List.

	£ per Ordinary Share
	High	Low
1999	9.96	3.59

2000	13.24	6.93

2001	8.89	4.60

2002
First Quarter	8.11	6.50
Second Quarter	8.10	5.41
Third Quarter	5.62	4.02
Fourth Quarter	5.48	3.91

2003
First Quarter	4.94	3.20
Second Quarter	5.24	3.50
Third Quarter	5.96	4.65
December	5.81	5.43
Fourth Quarter	5.84	5.09

2004
January	6.43	5.59
February	6.33	5.90
March	5.97	5.31
First Quarter	6.43	5.31
April	5.58	5.56
May	5.69	5.29

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs. From 16 November 1999 onwards, each ADS represents 5 ordinary shares (previously 10 ordinary shares since 15 November 1995 and 2 ordinary shares prior to that date). The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ. High and low sales prices of the ADSs prior to 16 November 1999 have been restated for comparative purposes to represent one ADS for every 5 ordinary shares.

	US dollars per ADS
	High	Low
1999	83.13	30.44
2000	102.56	50.25
2001	65.31	34.50

2002
First Quarter	57.56	46.35
Second Quarter	58.50	42.34
Third Quarter	42.86	30.52
Fourth Quarter	42.75	30.16

2003
First Quarter	40.06	26.74
Second Quarter	42.57	28.07
Third Quarter	46.81	39.64
December	49.93	47.37
Fourth Quarter	49.93	43.43

2004
January	58.22	49.50
February	59.50	53.94
March	54.87	48.64
First Quarter	59.50	48.64
April	53.53	49.29
May	51.21	46.86

The Depositary held 100,992,180 ordinary shares as at 31 December 2003, approximately 8.45% of the outstanding ordinary shares, backing 20,198,436 outstanding ADSs.

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

The following summarises certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act 1985 and our memorandum and articles of association. A copy of our articles of association in the form adopted on 25 June 2001 was filed as an exhibit to the Company’s annual report on Form 20-F for the year ended 31 December 2000.

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

Directors

Interested Transactions. Subject to any restrictions under the Companies Act 1985, and provided the director has disclosed the nature and extent of the interest to the board, the director may:

•	have any kind of interest in a contract with or involving the company or another company in which WPP has an interest;

•	have any kind of interest in a company in which WPP has an interest;

•	hold a position, other than auditor, for WPP or another company in which WPP has an interest on terms and conditions decided by the board; and

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

Subject to the provisions of our articles of association, a director shall not vote (or be counted in the quorum at the meeting) on a resolution about a contract in which the director, or a person who is connected with the director, to his knowledge has a material interest. The director can vote, however, if the interest is only an interest in WPP’s shares, debentures or other securities. In addition, a director can vote and be counted in the quorum on a resolution in which the director has a material interest, provided the material interest arises only because the resolution relates to:

•	the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by the director or that other person at the request of, or for the benefit of, WPP or any of its subsidiary undertakings;

•	the giving of a guarantee, security or indemnity in respect of a debt or obligation of WPP or any of its subsidiary undertakings to that other person, if the director has taken responsibility for all or any part of that debt or obligation by giving a guarantee, security or indemnity;

•	the offer by WPP or any of its subsidiary undertakings of any shares, debentures or other securities for subscription or purchase if the director takes part because the director is a holder of shares, debentures or other securities, or if the director takes part in the underwriting or sub-underwriting of the offer;

•	a contract involving any other company if the director, and any person connected with the director, has any kind of interest in that company. This does not apply if the director owns 1% or more of that company;

•	a contract regarding an arrangement for the benefit of employees of WPP or any of its subsidiary undertakings which only give the director benefits which are also generally given to the employees to whom the arrangement relates; or

•	a contract relating to the purchase of any insurance for the benefit of persons including directors.

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

Voting Rights and General Meetings. At a general meeting an ordinary resolution or any other question (other than a special or extraordinary resolution) put the vote shall be decided by a show of hands unless a poll is duly demanded. A poll may be demanded by:

•	the chairman of the meeting;

•	at least five share owners present in person or by proxy, and who are entitled to vote on the resolution;

•	any share owner(s) present in person or by proxy, who represent in the aggregate at least 10% of the voting rights of all share owners entitled to vote on the resolution; or

•	any share owner(s) present in person or by proxy, who hold shares providing a right to vote on the resolution on which the aggregate sum paid up on such shares is equal to not less than 10% of the total sum paid up on all the shares providing that right.

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

The necessary quorum for a general share owner meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a share owner or a proxy for a share owner or a duly authorised representative of a corporate share owner. We received from NASDAQ an exemption from the requirement under NASDAQ Marketplace Rule 4350(f), pursuant to which a listed company has to provide in its by-laws that the quorum for any meeting of the holders of common stock shall not be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

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

Alteration of Share Capital. WPP may from time to time by ordinary resolution of our share owners:

•	increase its share capital by the amount, to be divided into shares of the amounts, that the resolution prescribes;

•	consolidate and divide all or any of its share capital into shares of a larger amount than the existing shares;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of the share capital by the amount of the shares cancelled; and

•	subject to the Statutes, subdivide any of its shares into shares of a smaller amount than that fixed by the memorandum of association, provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived, and the resolution may determine that any of the shares resulting from the sub-division may have any preference or advantage or have qualified or deferred rights or be subject to any restrictions.

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

The directors may refuse to register a transfer:

•	if it is of shares which are not fully paid;

•	if it is of shares on which WPP has a lien;

•	if it is not stamped and duly presented for registration, together with the share certificate and

•	evidence of title as the board reasonably requires;

•	if it is with respect to more than one class of shares;

•	if it is in favor of more than four persons jointly; or

•	in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under “Disclosure of interests in shares” below.

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

Untraced Share Owners. WPP may sell, in such manner as the board may determine, any shares (including any share issued in right of a share) if:

•	during the previous twelve years the shares have been in issue, at least three dividends have become payable and no dividend was claimed or payment cashed;

•	after this twelve-year period, notice is given of WPP’s intention to sell the shares by advertisement in a UK national newspaper and a newspaper appearing in the area which includes the address held by WPP for delivery of notices relating to the shares; and

•	during this twelve-year period, and for three months after the last advertisement appears in the newspaper, WPP has not heard from the shareholder or a person who is automatically entitled to the shares by law.

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

Under the City Code, except with the consent of the UK panel on Takeovers and Mergers, any person or persons acting in concert who:

•	acquire shares which (together with shares already held by them) carry 30% or more of our voting rights; or

•	hold 30% to 50% of the voting rights and acquire, within a 12 month period, further shares must make an offer for all of WPP’s equity and voting non-equity share capital in which such person or persons acting in concert hold shares. The offer must be made in cash, or have a cash alternative, for at least the highest price paid by the offer or persons acting in concert with it for such shares in the previous 12 months.

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

D. Exchange Controls

Until 21 October 1979, the rules issued under the United Kingdom Exchange Control Act of 1947 imposed restrictions on remittances by United Kingdom residents to persons not resident in the United Kingdom or certain other territories. These restrictions did not apply to remittances of dividends to persons resident or treated as resident in the United States or Canada who were not domiciled in the United Kingdom.

The legislation pursuant to which such exchange controls were imposed has been repealed and there are currently no such United Kingdom foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant’s operations.

E. Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to purchase, hold or in any way transfer ordinary shares or ADSs. The statements of United Kingdom and United States tax laws set out below are based on the laws in force as of the date of this Annual Report, and are subject to any changes in United States or United Kingdom law, and in any double taxation convention between the United States and the United Kingdom, occurring after that date. The most recent double taxation convention between the United States and the United Kingdom (“US-UK Income Tax Treaty”) entered into force on 31 March 2003 and applies to taxes withheld at source on or after 1 May 2003. However, individuals may elect for a period of 12 months after 1 May 2003 to be subject to the old US-UK Income Tax Treaty with respect to taxes withheld at source. Whether this is beneficial will depend on individual circumstances and therefore shareholders are advised to consult their professional advisors. In addition, new U.S. tax legislation was signed into law on 28 May 2003, which provides capital gain and dividend tax relief. The pertinent sections of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JGTRRA”) relating to capital gains and dividends will be discussed below.

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

Taxation of Dividends

United Kingdom Residents. In respect of dividends paid after 6 April 1999, the notional tax credit that will be available for an individual shareholder resident in the United Kingdom will be 1/9th of the dividend. Tax credits are no longer repayable to UK holders with no tax liability. Individuals whose income is not within the higher income tax band are liable to tax at 10% on the dividend income and the notional tax credit will continue to satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income was also reduced to 32.5% from 6 April 1999.

For dividends paid prior to 1 May 2003 to an individual who is a United States citizen and a resident of the United Kingdom and those individuals that elect for a period of 12 months to be subject to the old US-UK Income Tax Treaty; the dividend must be reported as income in the shareholder’s United States taxable income and the notional United Kingdom tax credit attached to the dividend and any further United Kingdom taxes suffered on the dividend income will be eligible to be claimed as a credit against the individual shareholder’s United States income tax liability, subject to certain limitations. For Dividends paid on or after 1 May 2003 and individuals who did not elect to be taxed under the old US-UK Income Tax Treaty, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. According to the JGTRRA, certain dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) will be taxed at a maximum rate of 15%. To be eligible for the 15% rate, the stock must be held by the shareholder for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date. The new dividend rate is effective for dividends received after 31 December 2002.

For dividends paid to United States Residents prior to 1 May 2003 or those individuals that elect for a period of 12 months to be subject to the old UK-US Income Tax Treaty: In the case of an individual who is a United States citizen and not a resident of the United Kingdom, the dividend (i.e. the cash dividend exclusive of any notional tax credit in respect of such dividend) must be reported as income in the shareholder’s United States taxable income and the United Kingdom tax (including withholding taxes) actually paid or accrued to the Inland Revenue will be eligible to be claimed as a credit against the individual shareholder’s United States income tax liability, subject to certain limitations. For dividends paid on or after 1 May 2003 and individuals who did not elect to be taxed under the old US-UK Income Tax Treaty, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability. The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. As discussed above, subject to certain limitations, the JGTRRA will tax dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) at a rate not to exceed 15%.

Implications of the Shareholder Status under the Old Income Tax Convention between the United States and the United Kingdom

A shareholder who is a United States resident individual or a United States corporation (other than a corporation which controls at least 10% of the voting stock of the Company), and whose holding is not effectively connected with (i) a permanent establishment through which the shareholder carries on business in the United Kingdom or (ii) a fixed base regularly available and situated in the United Kingdom from which the shareholder performs independent personal services, is entitled to a payment equal to the tax credit to which a United Kingdom resident individual would have been entitled in respect of such dividend, subject to a withholding tax of 15% of the net dividend plus credit. Since 6 April 1999, this payment is effectively reduced to nil (as withholding tax is greater than the tax credit).

However, a portfolio investor (i.e. all investors holding less than 10% of the voting stock of the Company) may elect to report the gross dividend amount as received on the date of distribution and then apply the foreign tax credit for the amount of UK withholding actually suffered by indicating the election on a timely filed form 8833 for the relevant year. The amount of the creditable tax may be reduced due to a limitation calculation. Alternatively, portfolio investors can choose to be taxed on the net dividend received and utilise the amount of withholding tax actually suffered, as a deduction. Shareholders should consult with their tax advisor to determine, based on their particular tax posture, whether such UK withholding tax should be utilised as a credit or a deduction.

Implications of the Shareholder Status under the New Income Tax Convention between the United States and the United Kingdom.

For dividends paid on or after 1 May 2003 and subject to the new US-UK Income Tax Treaty no withholding tax will be imposed on dividends paid to ADS holders and there will no longer be any entitlement to offset any part of the United Kingdom taxation credit against any United States taxation liability. The dividend received (i.e. without any gross up for withholding tax suffered or tax credits) will be subject to United States taxation.

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

Holders of ADSs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realised on the disposal of their ADSs or ordinary shares unless the ADSs or ordinary shares are used or held for the purposes of a trade carried on in the United Kingdom through a permanent establishment. However, a holder of ADSs or ordinary shares who is a United States citizen or a United States resident (as defined above) will be liable to taxation on such capital gains under the laws of the United States. The JGTRRA lowers the maximum tax rate on capital gains from 20% to 15% for regular tax and alternative minimum tax purposes. The rate applies to capital assets (i.e., ADSs and ordinary shares) held for more than one year. The new rate is effective for taxable years ending on or after 6 May 2003, and beginning before 1 January 2009, with special rules for taxable years including 6 May 2003.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company, based on the amount that would be receivable or payable if the Company had sought to enter into such transactions, at 31 December 2003 is £15.8 million (£7.3 million with respect to interest rate swaps and £8.5 million for cross-currency swaps), based on quoted market prices where possible.

Interest rate risk

The Group’s interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates. The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt.

The Group’s principal borrowing currencies are US dollars, pounds sterling, and euros. Borrowings in these currencies, including amounts drawn under the working capital facility, and taking into account the Company’s cross-currency swaps, represented 97% of the Group’s gross indebtedness at 31 December 2003 (at $1,163 million, £318 million and €1,050 million, respectively) and 97% of the Group’s average gross debt during the course of 2003 (at $1,424 million, £212 million and €1,031 million, respectively). 51% of the year-end US$ debt is at fixed rates averaging 4.9% for an average period of 22 months. 100% of the sterling debt is at a fixed rate of 2.8% (including the effect of the redemption premium on the £450 million 2% convertible bonds) for an average period of 40 months. 57% of the euro debt is at fixed rates averaging 5.49% for an average period of 26 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2003, no forward rate agreements or interest rate caps were outstanding.

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

The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate swaps, as of 31 December 2003 and 2002, respectively:

31 December 2003 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -Fixed	329.5[2]	4.89%	n/a	22
-Floating	322.5[2]	n/a	LIBOR	n/a
£ -Fixed	318.3	2.82%	n/a	40
€ -Fixed	422.6	5.49%	n/a	26
-Floating	316.9	n/a	EURIBOR	n/a
¥ -Floating	46.9	(1.29)%	n/a	40
Other	3.0	n/a	VARIOUS	n/a
	1,759.7

31 December 2002 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -Fixed	489.1[2]	5.23%	n/a	26
-Floating	285.7[2]	n/a	LIBOR	n/a
£ -Fixed	154.8	3%	n/a	52
€ -Fixed	361.7	5.45%	n/a	36
-Floating	293.3	n/a	EURIBOR	n/a
¥ -Floating	47.1	n/a	LIBOR	n/a
Other	(0.3)	n/a	VARIOUS	n/a
	1,631.4

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility.

The significant terms of the interest rate swaps agreement in place at 31 December 2003, 2002 and 2001, respectively, are summarized below:

	2003	2003	2002	2002	2001	2001
	€	$	€	$	€	$
Notional principal amount	€400m	—	€400m	$200m	€400m	$250m
Average pay rate	EURIBOR		EURIBOR		EURIBOR
	+2.19%	n/a	+0.81%	6.22%	+0.81%	6.2%
Average receive rate	6.0%	n/a	6.0%	LIBOR	6.0%	LIBOR
Average term	54		67	0.4	79	10
	months	n/a	months	months	months	months
Latest maturity date	Jun		Jun	Jan	Jun	Jan
	2008	n/a	2008	2003	2008	2003

The variable rate payable on €200 million of the euro interest rate swaps is based on three-month EURIBOR and on six-month EURIBOR for the remaining €200 million. The three and six-month EURIBOR rates at 31 December 2003 were 2.123% and 2.168%, respectively. The weighted average variable rate payable includes a weighted margin of 2.185%, while the fixed rate receivable is 6%.

The relevant LIBOR and EURIBOR rates are not forecast in the table above.

Currency exchange risk

The Group’s significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars and euros, as these are the predominant currencies of revenues. The Group also enters into cross-currency swap agreements to match the currency of its debt with the currency of its cash flows.

In April 2002 the Group issued £450 million of convertible bonds. £295 million of the proceeds were converted into US dollars, Euros and Japanese Yen through cross-currency swap agreements with the Group’s bankers. £163 million of cross-currency swaps were terminated during 2003. The remaining cross-currency swaps expire in April 2007. The following table sets forth detail on the cross currency swaps by currency:

Cross currency swaps	2003	2003	2003
	£/€	£/$	£/¥
£ Principal receivable	£31.055m	£52.668m	£47.934m
Currency principal payable	€50m	$75m	¥9,000m
Currency rate payable	EURIBOR	LIBOR	FIXED
	-2.0775%	-2.068%	-1.2925%
£ rate receivable	3.43%	3.43%	3.43%

The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at 31 December 2003. No speculative foreign exchange trading is undertaken.

No hedging is undertaken in relation to the accounting translation of overseas balance sheets. In 2003 this resulted in an increase of £75 million (2002: increase of £82 million) in the sterling value of share owners’ funds due to movements in exchange rates.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments (excluding the debt discussed below) at 31 December 2003 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $300 million bonds, €1 billion Eurobonds, $287.5 million convertible bonds and £450 million convertible bonds at 31 December 2003 was £1,521 million. This is calculated by reference to market prices at 31 December 2003. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2003. Following that evaluation, our management, including the Group Chief Executive and Group Finance Director, concluded that based on the evaluation, the design and operation of our disclosure controls and procedures were effective at that time to ensure the timely collection, evaluation and disclosure of information relating to the Company that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

WPP does have a financial expert, Paul Spencer, serving on its audit committee. It is also intended that Paul Spencer will replace John Jackson as chairman of the audit committee in October 2004.

ITEM 16B. Code of Ethics

WPP has in place a Code of Business Conduct that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer. During 2003, amendments were made to the Code of Business Conduct explicitly prohibiting the use of illegal drugs, among other minor revisions. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or NY at the following addresses or telephone numbers:

London:

Group Communications Director

WPP Group plc

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP Group plc

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

C. Principal Accountant Fees and Services

	2003	2002[1]
	£m	£m
Auditors’ remuneration:
Services as auditors	7.3	5.4
Further assurance services[2,3]	2.8	2.2

	10.1	7.6
Non-audit services[2]:
Tax advisory	2.8	2.7
Consulting	0.9	0.9

	3.7	3.6
	13.8	11.2

Notes

[1]	Deloitte & Touche replaced Arthur Andersen as auditors in 2002. The 2002 figures above include amounts paid to both Deloitte & Touche LLP and Arthur Andersen.
[2]	Further assurance services comprise due diligence and transaction support services.
[3]	Further assurance and non-audit services require pre-approval by the Audit committee.

Auditors other than Deloitte & Touche LLP or Arthur Andersen were paid £0.5 million in 2003 (2002: £0.2 million). In 2003 fees paid to auditors in respect of due diligence and transaction services, included in further assurance and other non-audit services above, of £0.5 million (2002: £1.5 million) were capitalized.

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP Group plc as at 31 December 2003, 2002, and 2001 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Title
1.1	Memorandum and Articles of Association of WPP Group plc. (incorporated herein by reference to Exhibit 1.1 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

2.1	Amended and Restated Deposit Agreement, dated as of 24 October 1995, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a) of the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on 31 October 1996 (Reg. No. 333-5906)).

2.2	Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of 9 November 1999, by and among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 1 to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on 9 November 1999 (Reg. No. 333-5906)).

2.3	Amendment No. 2 to Amended and Restated Deposit Agreement, dated 3 October 2000, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 2 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on 30 June 2000 (Reg. No. 333-5906).

2.4	Amendment No. 3 to Amended and Restated Deposit Agreement, dated 17 May 2002, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 3 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on 19 April 2002 (Reg. No. 333-5906).

2.5	Registration Agreement dated as of 20 January 2000 between Young & Rubicam Inc. and Salomon Smith Barney Inc., Bear Stearns & Co. Inc., Donaldson Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Thomas Weisel Partners LLC. (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-3 filed by Young & Rubicam Inc. with the Securities and Exchange Commission on 17 April 2000 (Reg. No. 333-34948)).

2.6	Form of Amendment to Registration Agreement between Young & Rubicam Inc. and the initial purchasers of Young & Rubicam’s 3% Convertible Subordinated Notes due 2005 (incorporated herein by reference to Exhibit 4.10 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 29 August 2000 (File Nos. 333-43650 and 333-43640)).

Exhibit No.	Exhibit Title
2.7	Indenture dated as of 20 January 2000 between Young & Rubicam Inc. and The Bank of New York as trustee (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam Inc.’s Annual Report on Form 10-K for the year ended 31 December 1999 (File No. 001-14093)).

2.8	Form of 3% Convertible Subordinated Note due 2005 (incorporated herein by reference to Exhibit A to Exhibit 10.28 to Young & Rubicam Inc.’s Annual Report on Form 10-K for the year ended 31 December 1999 (File No. 001-14093)).

2.9	Form of First Supplemental Indenture to the Indenture dated as of 20 January 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.7 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 29 August 2000 (File Nos. 333-43650 and 333-43640)).

2.10	Form of Second Supplemental Indenture to the Indenture dated as of 20 January 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.8 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 29 August 2000 (File Nos. 333-43650 and 333-43640)).

2.11	Indenture dated as of 15 July 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.12	Forms of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.13	Agreement of Registrant to file, if requested by Securities and Exchange Commission, indenture and form of notes relating to the issuance of 5.125% Bonds due June 2004 and the issuance of 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indentures and forms of notes relating to the issuance of 2% Convertible Bonds due April 2007 (incorporated by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2001).

2.15	$750 Million Credit Facility Agreement dated 4 September 2001 (incorporated by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2001).

2.16	Form of Supplemental Indenture, dated as of 30 December 2003, among WPP Finance (USA) Corporation, WPP Group plc and Deutsche Bank Trust Company (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 5/8% Notes due 15 July 2005 and 6-7/8% Notes due 15 July 2008.*

Exhibit No.	Exhibit Title
4.1	Amended and Restated Agreement and Plan of Merger, dated as of 11 May 2000, by and among WPP Group plc, Young & Rubicam Inc., York Merger Corp. and York II Merger Corp. (incorporated herein by reference to Exhibit 2 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 25 August 2000).

4.2	Consolidated Revolving Credit Facility Agreement, dated 3 July 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated 4 July 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred to therein (incorporated by reference to Exhibit 1(b) of the Annual Report on Form 20-F filed with the Securities and Exchange Commission on 2 July 1999).

4.3	Revolving Credit Facility and Term Out Facility Agreement, dated 7 August 2000 (incorporated herein by reference to Exhibit 99.1 of Form 6-K filed with the Securities and Exchange Commission on 28 August 2000).

4.4	The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 99 of the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on 6 August 1996 (File No. 333-05368).

4.5	Leadership Equity Acquisition Plan, adopted by WPP Group plc in September 1999 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.6	WPP Group plc Performance Share Plan (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.7	2001-2003 Long Term Incentive Plan (“LTIP”) The Ogilvy Group, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.8	2001-2003 Long Term Incentive Plan (“LTIP”) J. Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.9	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.10	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.11	Amendment No. 1 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 19 November 1997 (incorporated by reference to Exhibit 10.26 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.12	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.13	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to the Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

Exhibit No.	Exhibit Title
4.14	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.15	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.16	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.17	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.18	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.19	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.20	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.21	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.22	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.23	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.24	2002-2004 LTIP Ogilvy & Mather Participant Guide (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

4.25	2002-2004 LTIP J Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

4.26	2003-2005 WPP LTIP Participant Guide.*

4.27	Leadership Equity Acquisition Plan, adopted by WPP Group plc on 16 April 2004.*

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer pursuant to Rule 13a–14(a) or Rule 15d–14(a).*

12.2	Certification of Chief Financial officer pursuant to Rule 13a–14(a) or Rule 15d-14(a).*

13.1	Certifications of Chief Executive Officer and Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Auditors*

*	filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP Group plc

By:	/S/ P W G RICHARDSON
Paul W G Richardson Group Finance Director

11 June 2004

WPP GROUP plc

INDEX TO FINANCIAL STATEMENTS

ITEM 18.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT TO THE SHAREHOLDERS OF WPP GROUP PLC

We have audited the accompanying consolidated balance sheets of WPP Group plc and its subsidiaries as of 31 December 2003, 2002 and 2001, and the related consolidated statements of income, cash flows, total recognised gains and losses, and share owners’ funds for each of the three years in the period ended 31 December 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended 31 December 2003 and the determination of share owners’ funds at 31 December 2003, 2002, and 2001 to the extent summarized on pages F-27 to F-36 below.

Deloitte & Touche LLP

London, England

10 May 2004

Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the UK (UK GAAP). A summary of the Group’s principal accounting policies, which have been applied consistently throughout the year and the preceding year is set out below.

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

Goodwill impairment is assessed by comparing the carrying value of goodwill to the net present value of future cashflows derived from the underlying assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal GDP are generally assumed for each income generating unit. In certain instances, projection periods of up to 10 years may be used if management believes the longer period is more appropriate to assess the carrying value of goodwill and reflect the economic cycles that occur within the global markets in which the Group operates.

The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2003 would have been a charge of £250.0 million (2002: £231.0 million, 2001: £182.0 million).

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within net interest payable and similar charges.

Accounting policies (continued)

Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

•	Freehold buildings – 2% per annum

•	Leasehold land and buildings – over the term of the lease or life of the asset, if shorter

•	Fixtures, fittings and equipment – 10-33% per annum

•	Computer equipment – 33% per annum

Investments

Except as stated below, fixed asset investments are shown at cost less impairment.

Impairment of goodwill on associate undertakings, included within fixed asset investments, represents a permanent diminution of the carrying value of that goodwill. WPP considers the market value of listed investments and other business and economic factors in determining whether a permanent diminution of value has occurred.

The Group’s share of the profits less losses of associate undertakings is included in the consolidated profit and loss account and the Group’s share of net assets is shown within fixed asset investments in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

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

Accounting policies (continued)

Advertising and Media investment management

Revenue is typically derived from commissions on media placements and fees for advertising services. Traditionally, the Group’s advertising clients were charged a standard commission on their total media and production expenditure. In recent years, however, this has tended to become a matter of individual negotiation. Revenue may therefore consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

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

Accounting policies (continued)

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

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the profit and loss account as they arise. The profit and loss accounts of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets, and on foreign currency borrowings to the extent that they hedge the Group’s investment in such operations, and results for the year are reported in the Statement of Total Recognised Gains and Losses.

Consolidated income statements

For the years ended 31 December 2003, 2002 and 2001

	Notes	2003 £m		2002 £m		2001 £m
Turnover (gross billings)	1	18,621.3		18,028.7		20,886.9
Cost of sales		(14,515.3)		(14,120.4)		(16,865.2)
Revenue	1	4,106.0		3,908.3		4,021.7
Direct costs		(237.1)		(218.2)		(232.0)
Gross profit		3,868.9		3,690.1		3,789.7
Operating costs excluding goodwill amortisation and impairment	2	(3,375.9)		(3,239.9)		(3,269.4)
Goodwill amortisation and impairment – subsidiaries	2	(77.7)		(177.7)		(14.8)
Operating costs		(3,453.6)		(3,417.6)		(3,284.2)
Operating profit		415.3		272.5		505.5
Income from associates	15	40.5		30.0		40.8
Goodwill amortisation and impairment – associates		(34.3)		–		–
Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs		421.5		302.5		546.3
Profits on disposal of fixed assets	4	–		9.2		6.8
Amounts written off fixed asset investments	4	–		(19.9)		(70.8)
Net interest payable and similar charges on net borrowings	5	(60.1)		(79.6)		(67.5)
Net interest charges on defined benefit pension schemes	5	(11.5)		(6.8)		(3.8)
Net interest payable and similar charges		(71.6)		(86.4)		(71.3)
Profit on ordinary activities before taxation		349.9		205.4		411.0
Taxation on profit on ordinary activities	6	(122.1)		(103.4)		(126.1)
Profit on ordinary activities after taxation		227.8		102.0		284.9
Minority interests		(19.4)		(14.0)		(13.7)
Profit attributable to ordinary share owners		208.4		88.0		271.2
Ordinary dividends	7	(76.8)		(62.5)		(51.6)
Retained profit for the year transferred to reserves	25	131.6		25.5		219.6

Earnings per share	8
Basic earnings per ordinary share		18.7	p	7.9	p	24.6	p
Diluted earnings per ordinary share		18.2	p	7.7	p	23.7	p

Earnings per ADR[3]
Basic earnings per ADR		93.5	p	39.5	p	123.0	p
Diluted earnings per ADR		91.0	p	38.5	p	118.5	p

UK GAAP refers to the income statement as the “profit and loss account”. The accompanying notes form an integral part of this profit and loss account.

There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners’ funds are set out in note 25.

No operations with a material impact on the Group’s results were acquired or discontinued during 2003, 2002 or 2001. In 2003, acquisitions contributed revenue of £183.4 million, operating profit of £16.4 million and profit on ordinary activities before interest, taxation, fixed asset gains and write-downs of £22.3 million.

3 Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

Consolidated cash flow statements

For the years ended 31 December 2003, 2002 and 2001

	Notes	2003 £m	2002 £m	2001 £m
Operating profit		415.3	272.5	505.5
Depreciation		127.5	116.6	109.9
Goodwill amortisation and impairment charges		77.7	177.7	14.8
Movements in working capital and provisions	10	320.6	210.5	(458.0)
Loss on sale of tangible fixed assets		0.9	2.6	1.7
Net cash inflow from operating activities		942.0	779.9	173.9
Dividends received from associates		15.6	9.4	14.7
Returns on investments and servicing of finance	11	(38.3)	(78.2)	(56.4)
UK and overseas tax paid		(93.6)	(85.0)	(77.5)
Capital expenditure and financial investment	11	(88.1)	(157.9)	(217.2)
Acquisitions and disposals	11	(344.5)	(277.3)	(730.3)
Equity dividends paid		(67.0)	(55.6)	(44.4)
Net cash inflow/(outflow) before management of liquid resources and financing		326.1	135.3	(937.2)
Management of liquid resources		(211.4)	(113.6)	(76.8)
Net cash inflow from financing	11	119.7	213.9	499.0
Increase/(decrease) in cash and overdrafts for the year		234.4	235.6	(515.0)
Translation difference		(19.3)	(0.4)	10.7
Balance of cash and overdrafts at beginning of year		500.9	265.7	770.0
Balance of cash and overdrafts at end of year		716.0	500.9	265.7

Reconciliation of net cash flow to movement in net debt:
Increase/(decrease) in cash and overdrafts for the year		234.4	235.6	(515.0)
Cash outflow from increase in liquid resources		211.4	113.6	76.8
Cash inflow from increase in debt financing		(24.3)	(201.2)	(430.0)
Other movements		(9.4)	(8.8)	(1.1)
Translation difference		(50.9)	23.2	8.8
Movement in net debt in the year	9	361.2	162.4	(860.5)
Net debt at beginning of year	9	(722.7)	(885.1)	(24.6)
Net debt at end of year	9	(361.5)	(722.7)	(885.1)

The accompanying notes form an integral part of this cash flow statement.

Consolidated statements of total recognised gains and losses

For the years ended 31 December 2003, 2002 and 2001

	Notes	2003 £m	2002 £m	2001 £m
Profit for the financial year		208.4	88.0	271.2
Exchange adjustments on foreign currency net investments	25	74.8	82.3	(80.6)
Actuarial gain/(loss) on defined benefit pension schemes in accordance with FRS 17 (Retirement Benefits)	25	14.0	(52.8)	(43.0)
Deferred tax on defined benefit pension schemes	25	10.0	–	–
Total recognised gains and losses relating to the year		307.2	117.5	147.6

The accompanying notes form an integral part of this statement of total recognised gains and losses.

Consolidated balance sheets

At 31 December 2003, 2002 and 2001

	Notes	2003 £m	2002 £m	2001 £m
Fixed assets
Intangible assets
Corporate brands	13	950.0	950.0	950.0
Goodwill	13	4,710.3	4,407.0	4,439.9
Tangible assets	14	344.6	377.3	432.8
Investments	15	689.3	628.7	553.5
		6,694.2	6,363.0	6,376.2
Current assets
Stocks and work in progress	16	269.6	291.6	236.9
Debtors	17	2,394.5	2,256.4	2,391.8
Trade debtors within working capital facility:
Gross debts	18	507.5	385.7	331.0
Non-returnable proceeds	18	(280.4)	(217.4)	(82.5)
		227.1	168.3	248.5
Current asset investments (short-term bank and escrow deposits)	9	401.8	190.4	76.8
Cash at bank and in hand		1,018.1	689.1	585.6
		4,311.1	3,595.8	3,539.6
Creditors: amounts falling due within one year	19	(4,924.2)	(4,120.1)	(4,322.0)
Net current liabilities		(613.1)	(524.3)	(782.4)
Total assets less current liabilities		6,081.1	5,838.7	5,593.8
Creditors: amounts falling due after more than one year (including convertible bonds)	20	(1,691.1)	(1,837.5)	(1,711.5)
Provisions for liabilities and charges	21	(133.5)	(102.0)	(106.1)
Net assets excluding pension provision		4,256.5	3,899.2	3,776.2
Pension provision	22	(188.9)	(184.8)	(135.3)
Net assets including pension provision		4,067.6	3,714.4	3,640.9

Capital and reserves
Called up share capital	24,25	118.7	115.7	115.0
Share premium account	25	955.3	836.6	805.2
Shares to be issued	25	130.0	195.7	238.6
Merger reserve	25	2,921.0	2,869.3	2,824.7
Other reserves	25	(178.9)	(254.3)	(336.8)
Profit and loss account	25	73.4	(87.4)	(46.9)
Equity share owners’ funds		4,019.5	3,675.6	3,599.8
Minority interests		48.1	38.8	41.1
Total capital employed		4,067.6	3,714.4	3,640.9

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board on 10 May 2004:

Sir Martin Sorrell	P W G Richardson
Group chief executive	Group finance director

Consolidated statements of share owners’ funds

For the years ended 31 December 2003, 2002, 2001

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Balance at 1 January 2001	111.2	709.0	386.7	2,630.2	(256.2)	(211.0)	3,369.9

2001 movements

Ordinary shares issued in respect of acquisitions	0.7	–	1.6	62.4	–	–	64.7
Share issue costs charged to merger reserve	–	–	–	(1.0)	–	–	(1.0)
Other ordinary shares issued	3.1	96.2	(149.7)	133.1	–	(14.5)[1]	68.2
Currency translation movement	–	–	–	–	(80.6)	–	(80.6)
Retained profit for the financial year	–	–	–	–	–	219.6	219.6
Actuarial loss on defined benefit schemes	–	–	–	–	–	(43.0)	(43.0)
Write-back of goodwill on disposals of interest in associate undertaking	–	–	–	–	–	2.0	2.0
Balance at 31 December 2001	115.0	805.2	238.6	2,824.7	(336.8)	(46.9)	3,599.8

2002 movements

Ordinary shares issued in respect of acquisitions	0.2	–	–	8.0	–	–	8.2
Other ordinary shares issued	0.7	32.4	(42.9)	39.0	–	(4.9)[1]	24.3
Share issue costs charged to share premium account or merger reserve	–	(1.0)	–	(2.4)	–	–	(3.4)
Share cancellations	(0.2)	–	–	–	0.2	(8.3)	(8.3)
Currency translation movement	–	–	–	–	82.3	–	82.3
Retained profit for the financial year	–	–	–	–	–	25.5	25.5
Actuarial loss on defined benefit schemes	–	–	–	–	–	(52.8)	(52.8)
Balance at 31 December 2002	115.7	836.6	195.7	2,869.3	(254.3)	(87.4)	3,675.6

2003 movements

Ordinary shares issued in respect of acquisitions	0.4	0.1	–	16.4	–	–	16.9
Share placement	2.1	98.1	–	–	–	–	100.2
Other ordinary shares issued	1.1	21.6	(65.7)	37.0	–	24.1[1]	18.1
Share issue costs charged to share premium account or merger reserve	–	(1.1)	–	(1.7)	–	–	(2.8)
Share cancellations	(0.6)	–	–	–	0.6	(20.2)	(20.2)
Currency translation movement	–	–	–	–	74.8	–	74.8
Retained profit for the financial year	–	–	–	–	–	131.6	131.6
Other movements	–	–	–	–	–	1.3	1.3
Actuarial gain on defined benefit schemes	–	–	–	–	–	14.0	14.0
Deferred tax on defined benefit pension schemes	–	–	–	–	–	10.0	10.0
Balance at 31 December 2003	118.7	955.3	130.0	2,921.0	(178.9)	73.4	4,019.5

The accompanying notes form an integral part of this statement of share owners’ funds.

Other reserves at 31 December 2003 comprise: currency translation deficit £181.0 million (2002: £255.8 million, 2001: £338.1 million) and capital redemption reserve £2.1 million (2002:£1.5 million, 2001: £1.3 million).

The cumulative amount of goodwill written off against the Group’s reserves, net of that relating to undertakings disposed of, is £1,157.2 million (2002: £1,158.4 million, 2001: £1,158.4 million).

Notes

[1]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

Notes to the consolidated financial statements

For the years ended 31 December 2003, 2002 and 2001

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

Contributions by geographical area were as follows:
	2003 £m	Change %	2002 £m	Change %	2001 £m
Turnover
UK	1,875.9	11.0	1,689.9	1.5	1,664.6
US	6,885.0	(10.7)	7,711.2	(28.0)	10,708.6
Continental Europe	6,159.0	11.5	5,525.8	24.3	4,445.0
Canada, Asia Pacific, Latin America, Africa & Middle East	3,701.4	19.3	3,101.8	(23.8)	4,068.7
	18,621.3	3.3	18,028.7	(13.7)	20,886.9
Revenue
UK	664.9	7.4	619.2	(1.3)	627.3
US	1,608.5	(2.8)	1,655.0	(6.1)	1,763.1
Continental Europe	1,079.4	16.1	929.6	6.7	870.9
Canada, Asia Pacific, Latin America, Africa & Middle East	753.2	6.9	704.5	(7.4)	760.4
	4,106.0	5.1	3,908.3	(2.8)	4,021.7
Headline PBIT[1]
UK	71.8	6.4	67.5	(8.7)	73.9
US	240.7	0.6	239.2	(7.1)	257.6
Continental Europe	121.8	22.2	99.7	(16.7)	119.7
Canada, Asia Pacific, Latin America, Africa & Middle East	99.2	34.4	73.8	(32.8)	109.9
	533.5	11.1	480.2	(14.4)	561.1
There is no material difference between turnover determined by origin and that determined by destination.

Contributions by operating sector were as follows:
	2003 £m	Change %	2002 £m	Change %	2001 £m
Turnover
Advertising and Media investment management	15,235.6	2.4	14,878.4	(14.2)	17,347.8
Information, insight & consultancy[2]	769.0	7.6	714.5	(12.7)	818.2
Public relations & public affairs	562.5	(1.1)	568.6	(7.9)	617.5
Branding & identity, Healthcare and Specialist communications[2]	2,054.2	10.0	1,867.2	(11.2)	2,103.4
	18,621.3	3.3	18,028.7	(13.7)	20,886.9
Revenue
Advertising and Media investment management	1,935.8	7.0	1,810.0	(1.7)	1,841.5
Information, insight & consultancy[2]	703.6	5.9	664.7	5.6	629.4
Public relations & public affairs	426.3	(4.8)	447.6	(10.9)	502.1
Branding & identity, Healthcare and Specialist communications[2]	1,040.3	5.5	986.0	(6.0)	1,048.7
	4,106.0	5.1	3,908.3	(2.8)	4,021.7
Headline PBIT[1]
Advertising and Media investment management	295.5	7.6	274.7	(14.0)	319.4
Information, insight & consultancy[2]	50.0	3.1	48.5	(23.0)	63.0
Public relations & public affairs	55.0	18.3	46.5	(3.7)	48.3
Branding & identity, Healthcare and Specialist communications[2]	133.0	20.4	110.5	(15.3)	130.4
	533.5	11.1	480.2	(14.4)	561.1
Less:
Goodwill amortisation and impairment	(112.0)		(177.7)		(14.8)
Profits on disposal of fixed assets	—		9.2		6.8
Amounts written off fixed asset investments	—		(19.9)		(70.8)
Net interest payable and similar charges	(71.6)		(86.4)		(71.3)
Taxation on profit on ordinary activities	(122.1)		(103.4)		(126.1)
Minority interests	(19.4)		(14.0)		(13.7)
Profit attributable to ordinary share owners	208.4		88.0		271.2

Notes

[1]	Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. The reconciliation of segment Headline PBIT to consolidated profit attributable to ordinary share owners is shown above.
[2]	In 2003 certain of the Group’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight & consultancy sector. As a result the comparative figures for both Information, insight & consultancy and Branding & identity, Healthcare and Specialist communications have been restated to reflect this change.

Notes to the consolidated financial statements (continued)

2 Operating costs

	2003 £m	2002 £m	2001 £m
Total staff costs (note 3)	2,362.5	2,230.0	2,268.9
Establishment costs	324.6	329.4	313.6
Other operating expenses (net)	687.9	677.9	685.2
Loss on sale of tangible fixed assets	0.9	2.6	1.7
Operating costs excluding goodwill amortisation and impairment	3,375.9	3,239.9	3,269.4
Goodwill amortisation and impairment – subsidiaries	77.7	177.7	14.8
Total operating costs	3,453.6	3,417.6	3,284.2
Operating expenses include:
Depreciation of tangible fixed assets (note 14)	127.5	116.6	109.9
Goodwill amortisation – subsidiaries	29.5	32.0	14.8
Goodwill impairment – subsidiaries	48.2	145.7	–
Operating lease rentals:
Land and buildings (excluding real estate taxation)	208.0	207.4	186.7
Plant and machinery	40.9	45.7	44.2
	248.9	253.1	230.9

All of the operating costs of the Group are related to administrative expenses.

The impairment charge relates to a number of under-performing businesses in the Information, insight & consultancy, and Branding & identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. Note 13 gives further information on the Group’s 2003 impairment review.

	2003 £m	2002[1] £m	2001 £m
Auditors’ remuneration:
Services as auditors	7.3	5.4	5.1
Further assurance services[2,3]	2.8	2.2	6.3
	10.1	7.6	11.4
Non-audit services[2]:
Tax advisory	2.8	2.7	3.7
Consulting	0.9	0.9	1.7
	13.8	11.2	16.8

Notes

[1]	Deloitte & Touche replaced Arthur Andersen as auditors in 2002. The 2002 figures above include amounts paid to both Deloitte & Touche and Arthur Andersen.
[2]	Further assurance services comprise due diligence and transaction support services.
[3]	Further assurance and non-audit services require pre-approval by the Audit committee.

Audit fees paid to the auditors include £0.5 million (2002: £0.5 million, 2001:£0.4 million) in respect of the parent company. Auditors other than Deloitte & Touche LLP or Arthur Andersen were paid £0.5 million (2002: £0.2 million, 2001: £0.5 million). In 2003 fees paid to auditors in respect of due diligence and transaction services, included in further assurance and other non-audit services above, of £0.5 million (2002: £1.5 million, 2001: £6.5 million) were capitalised.

2 Operating costs (continued)

Depreciation segment information

The following table shows depreciation expense attributable to each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	58.8	51.9	48.3
Information, insight & consultancy[1]	19.6	20.0	19.7
Public relations & public affairs	13.5	14.9	14.1
Branding & identity, Healthcare and Specialist communications[1]	35.6	29.8	27.8
	127.5	116.6	109.9

Goodwill amortisation segment information

The following table shows goodwill amortisation attributable to each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	1.1	0.8	–
Information, insight & consultancy[1]	12.6	14.9	5.5
Public relations & public affairs	2.2	1.2	0.7
Branding & identity, Healthcare and Specialist communications[1]	13.6	15.1	8.6
	29.5	32.0	14.8

Notes

[1]	In 2003 certain of the Group’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight & consultancy sector. As a result the comparative figures for both Information, insight & consultancy and Branding & identity, Healthcare and Specialist communications have been restated to reflect this change.

Minimum committed annual rentals

Amounts payable (net of taxation) in 2004 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2004 £m	2003 £m	2002 £m	2004 £m	2003 £m	2002 £m
In respect of operating leases which expire:
– within one year	11.1	8.8	7.6	18.4	20.5	33.4
– within two to five years	21.1	22.2	20.8	86.3	88.9	72.1
– after five years	2.0	1.8	1.4	76.0	73.9	90.9
	34.2	32.8	29.8	180.7	183.3	196.4

Future minimum annual amounts payable (net of taxation) under all lease commitments in existence at 31 December 2003 are as follows:

	Minimum rental payments £m	Less sub- let rentals £m	Net payment £m
Year ended 31 December
2004	214.9	(25.7)	189.2
2005	185.4	(22.7)	162.7
2006	146.8	(19.1)	127.7
2007	113.5	(16.8)	96.7
2008	100.7	(15.6)	85.1
Later years (to 2021)	351.5	(58.7)	292.8
	1,112.8	(158.6)	954.2

Notes to the consolidated financial statements (continued)

3 Our people

Our staff numbers averaged 51,604 against 50,417 in 2002, including acquisitions. Their geographical distribution was as follows:

	2003 Number	2002 Number	2001 Number
UK	6,806	6,783	6,797
US	13,598	13,535	14,831
Continental Europe	13,675	13,908	13,006
Canada, Asia Pacific, Latin America, Africa & Middle East	17,525	16,191	15,853
	51,604	50,417	50,487

At the end of 2003 staff numbers were 54,324 compared with 49,439 in 2002.

Total staff costs were made up as follows:

	2003 £m	2002 £m	2001 £m
Wages and salaries	1,644.5	1,604.7	1,664.0
Payments and provisions charged under short-and long-term incentive plans	130.4	90.1	81.1
Social security costs	198.2	181.7	182.2
Other pension costs (note 22)	64.9	60.6	55.7
Other staff costs	324.5	292.9	285.9
	2,362.5	2,230.0	2,268.9
Staff cost to revenue ratio	57.5%	57.1%	56.4%

Directors’ emoluments are disclosed in Item 6.

4 Fixed asset gains, write-down of fixed asset investments and other items impacting Quality of Earnings

Disposal of freehold properties and fixed asset investments

The profits on disposal of fixed assets comprise:

	2003 £m	2002 £m	2001 £m
Profits on disposal of freehold properties	–	3.6	–
Profits on disposal of investments	–	5.6	6.8
	–	9.2	6.8

In 2002 and 2001, profits were realised on the disposal of two freehold properties in the UK and on a number of minority investments in new media and marketing services companies in the US and the UK.

Write-down of fixed asset investments

Amounts written off fixed asset investments of £nil million (2002: £19.9 million, 2001: £70.8 million) relate to write-downs on certain non-core minority investments in new media companies and other technology ventures in light of the decline in technology equity valuations that was prevalent in 2002 and 2001.

These transactions did not have a material effect on the Group’s tax charge (2002: £ nil, 2001: £8.6 million) or minority interest (2002 and 2001: £nil).

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

At the same time the Group has released £12.0 million (2002: £13.0 million, 2001: £22.5 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2002.

Management consider that the combination of the above charges and releases, when taken together, does not materially impact the Group’s quality of earnings.

5 Net interest payable and similar charges

	2003 £m	2002 £m	2001 £m
On bank loans and overdrafts, and other loans
– repayable within five years, by instalments	7.3	6.3	6.2
– repayable within five years, not by instalments	25.7	33.8	44.8
On all other loans, repayable within five years (including corporate and convertible bonds)	54.8	67.7	39.9
Interest payable of associate undertakings	2.0	1.8	0.7
Total interest payable	89.8	109.6	91.6
Interest receivable of associate undertakings	(3.0)	(2.2)	(1.7)
Gain on purchase of Eurobond	–	(1.2)	–
Interest receivable	(30.8)	(31.0)	(33.5)
Net interest payable	56.0	75.2	56.4
Charges in respect of working capital facilities	4.1	4.4	11.1
Net interest payable and similar charges on net borrowings	60.1	79.6	67.5
Net interest charges on defined benefit pension schemes (note 22)	11.5	6.8	3.8
	71.6	86.4	71.3

Interest payable on the Group’s borrowings, other than the bonds, is payable at a margin of between 0.4% and 0.475% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $300 million of USA bonds at a weighted average of 6.71%, €1 billion of Eurobonds at a weighted average rate of 5.69% (prior to interest rate swaps), £450 million of convertible bonds at 3.07% (including redemption premium accrual and prior to the cross-currency swaps) and $287.5 million of convertible bonds at a rate of 3%(note 9).

Average borrowings under the Syndicated Revolving Credit Facilities (note 9) amounted to $258.3 million at an average interest rate of 1.75% (2002: 2.6%, 2001: 4.7%) inclusive of margin.

Derivative financial instruments

	2003 €	2003 $	2002 €	2002 $	2001 €	2001 $
Interest rate swaps
Notional principal amount	€400m	–	€400m	$200m	€400m	$250m
Average pay rate	EURIBOR +2.19%	n/a	EURIBOR +0.81%	6.22%	EURIBOR +0.81%	6.2%
Average receive rate	6.0%	n/a	6.0%	LIBOR	6.0%	LIBOR
Average term	54 months	n/a	67 months	0.4 months	79 months	10 Months
Latest maturity date	Jun 2008	n/a	Jun 2008	Jan 2003	Jun 2008	Jan 2003

	2003 £/€	2003 £/$	2003 £/Yen
Cross currency swaps
£ principal receivable	£31.055	£52.668m	£47.934m
Currency principal payable	€50m	$75m	Yen 9,000m
Currency rate payable	EURIBOR –2.0775%	LIBOR –2.0680%	FIXED –1.2925%
£ rate receivable	3.43%	3.43%	3.43%

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

The fair value of derivatives is disclosed in note 23. The Group’s policy on derivatives and financial instruments is discussed in Item 11.

6 Tax on profit on ordinary activities

The tax charge is based on the profit for the year and comprises:

	2003 £m	2002 £m	2001 £m
Corporation tax at 30% (2001: 30%, 2000: 30%)	22.7	22.3	24.9
Deferred taxation	(8.7)	(1.5)	(5.5)
Overseas taxation	93.5	71.5	97.2
Tax on profits of associate companies	14.6	11.1	16.4
Tax on investment gains and other items (note 4)	–	–	(6.9)
	122.1	103.4	126.1
Effective tax rate on profit before tax	34.9%	50.3%	30.7%
Total current tax	116.2	93.8	122.1
Total deferred tax	(8.7)	(1.5)	(5.5)
Share of associates tax	14.6	11.1	16.4
Tax on investment gains and other items	–	–	(6.9)
Total tax on profits on ordinary activities	122.1	103.4	126.1
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2001: 30%, 2000: 30%)	92.8	52.6	111.1
Effects of:
Utilisation of tax losses brought forward	(4.7)	(1.3)	(16.1)
Unused tax losses carried forward	12.6	11.1	22.9
Y&R acquisition attributes	(49.3)	(27.6)	(32.1)
Differences between UK and overseas statutory tax rates	35.5	17.3	19.4
Permanent differences between expenditures charged in arriving at income and expenditure allowed for tax purposes	29.3	41.7	16.9
Total current tax	116.2	93.8	122.1

7 Ordinary dividends

	2003	2002	2001	2003 £m	2002 £m	2001 £m
Per share	Pence per share
Interim dividend paid	2.08p	1.73p	1.44p	24.6	20.0	16.4
Final dividend proposed	4.40p	3.67p	3.06p	52.2	42.5	35.2
	6.48p	5.40p	4.50p	76.8	62.5	51.6
Per ADR[1]	Cents per ADR			$m	$m	$m
Interim dividend paid	17.0¢	13.0¢	10.4¢	40.2	30.1	23.6
Final dividend proposed	36.0¢	27.6¢	22.0¢	85.4	63.9	50.7
	53.0¢	40.6¢	32.4¢	125.6	94.0	74.3

Notes

[1]	These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Item 3. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

8 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 ‘Earnings per Share’.

Basic earnings per share have been calculated using earnings of £208.4 million (2002: £88.0 million, 2001: £271.2 million) and weighted average shares in issue during the period of 1,115,319,576 shares (2002: 1,110,556,878 shares, 2001:1,101,937,750 shares).

Diluted earnings per share have been calculated using earnings of £208.4 million (2002: £88.0 million, 2001: £271.2 million). The weighted average number of shares used was 1,145,014,508 shares (2002: 1,136,548,459 shares, 2001: 1,157,080,255). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings per share. For the years ended 31 December 2003 and 31 December 2002, both the $287.5 million convertible loan note and the £450 million convertible bond were accretive to earnings per share and therefore excluded from the calculation.

At 31 December 2003 there were 1,187,432,353 ordinary shares in issue.

9 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

	2003 Shares £m	2003 Debt £m	2002 Shares £m	2002 Debt £m	2001 Shares £m	2001 Debt £m
Analysis of changes in financing
Beginning of year	952.3	1,414.0	920.2	1,227.6	820.2	794.6
Shares issued in respect of acquisitions	0.5	–	0.2	–	0.7	–
Share placement	100.2	–	–	–	–	–
Share cancellations	(0.6)	–	(0.2)	–	–	–
Share issue costs paid	(1.1)	–	(1.0)	–	–	–
Other issues of share capital	22.7	–	33.1	–	99.3	–
Increase in drawings on bank loans and convertible bonds	–	22.0	–	210.7	–	439.0
Debt acquired	–	3.5	–	–	–	–
Net amortisation/(payment) of financing costs included in net debt	–	8.3	–	(0.7)	–	(8.0)
Exchange adjustments
on long-term borrowings	–	31.5	–	(23.6)	–	2.0
End of year	1,074.0	1,479.3	952.3	1,414.0	920.2	1,227.6

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2003, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £1,074.0 million (2002: £952.3 million, 2001: £920.2 million), further details of which are disclosed in notes 24 and 25.

Debt

USA bond The Group has in issue $200 million of 6.625% bonds due 2005 and $100 million of 6.875% bonds due 2008.

Eurobond The Group has in issue €350 million of 5.125% bonds due 2004 and €650 million of 6.0% bonds due 2008.

During 2003, the Group re-issued €45 million of bonds in the open market at a price of 105.18%. These bonds were purchased in the open market during 2002 at a price of 94.72%. The total proceeds received were €49.9 million including accrued interest. The gain on the transaction of €2.3 million has been deferred and will be recognised as interest income in the profit and loss accounts over the remaining life of the Eurobond.

Notes to the consolidated financial statements (continued)

9 Sources of finance (continued)

Revolving Credit Facilities The Group’s debt is also funded by a five-year $750 million Revolving Credit Facility due September 2006. The Group’s syndicated borrowings drawn down, predominantly in US dollars, under this agreement averaged $258.3 million (2002: $388.7 million, 2001: $533.7 million). The Group had available undrawn committed facilities of £421 million at 31 December 2003 (2002: £466 million, 2001: £664 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

Convertible debt

In October 2000, with the purchase of Young & Rubicam Inc (‘Young & Rubicam’), the Group acquired $287.5 million of 3% convertible bonds due 15 January 2005. At the option of the holder, the bonds are convertible into 3,272,400 WPP ADRs at a conversion price of $87.856. The bonds may be redeemed at WPP’s option on or after 20 January 2003. Interest on the bonds is payable on 15 January and 15 July of each year, beginning on 15 July 2000. The bonds are unsecured obligations of Y&R and are guaranteed by WPP.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible into 41,860,465 WPP ordinary shares at an initial share price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above.

Current asset investments/liquid resources

At 31 December 2003, the Group had £401.8 million (2002: £190.4 million, 2001: £76.8 million) of cash deposits with a maturity greater than 24 hours.

The following table is an analysis of net debt with debt analysed by year of repayment:

	2003 £m	Change[1] in year £m	2002 £m	Change[1] in year £m	2001 £m
Debt
Within one year	(250.3)	(238.8)	(11.5)	(11.5)	–
Between one and two years	(273.1)	(45.7)	(227.4)	(5.7)	(221.7)
Between two and three years	–	302.3	(302.3)	(90.3)	(212.0)
Between three and four years	(443.4)	(443.4)	–	334.0	(334.0)
Between four and five years	(512.5)	(92.4)	(420.1)	(420.1)	–
Over five years	–	452.7	(452.7)	7.2	(459.9)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(1,479.3)	(65.3)	(1,414.0)	(186.4)	(1,227.6)
Short-term overdrafts – within one year	(302.1)	(113.9)	(188.2)	131.7	(319.9)
Debt financing	(1,781.4)	(179.2)	(1,602.2)	(54.7)	(1,547.5)
Cash at bank and in hand	1,018.1	329.0	689.1	103.5	585.6
Current asset investments	401.8	211.4	190.4	113.6	76.8
Net debt	(361.5)	361.2	(722.7)	162.4	(885.1)

Notes

[1]	Includes £3.5 million (2002: £Nil) of debt, £6.4 million (2002: £2.1 million) of short-term overdrafts and £53.0 million (2002: £64.9 million) of cash at bank acquired.

9 Sources of finance (continued)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2003 Currency	£m	Fixed rate[1]		Floating basis	Period (months)[1]
$ – fixed	329.5[2]	4.89%		n/a	22
– floating	322.5[2]	n/a		LIBOR	n/a
£ – fixed	318.3	2.82%		n/a	40
€ – fixed	422.6	5.49%		n/a	26
– floating	316.9	n/a		EURIBOR	n/a
¥ – fixed	46.9	(1.29%	)	n/a	40
Other	3.0	n/a		Various	n/a
	1,759.7

2002 Currency	£m	Fixed rate[1]		Floating basis	Period (months)[1]
$ – fixed	489.1[2]	5.23%		n/a	26
– floating	285.7[2]	n/a		LIBOR	n/a
£ – fixed	154.8	3%		n/a	52
€ – fixed	361.7	5.45%		n/a	36
– floating	293.3	n/a		EURIBOR	n/a
¥ – floating	47.1	n/a		LIBOR	n/a
Other	(0.3)	n/a		Various	n/a
	1,631.4

2001 Currency	£m	Fixed rate[1]		Floating basis	Period (months)[1]
$ – fixed	486.5[2]	5.11%		n/a	40
– floating	51.6	n/a		LIBOR	n/a
£ – floating	130.0	n/a		LIBOR	n/a
€ – fixed	367.6	5.49%		n/a	50
– floating	275.7	n/a		EURIBOR	n/a
Other	(1.3)	n/a		Various	n/a
	1,310.1

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility as described in note 18.

10 Reconciliation of operating profit to net cash inflow from operating activities

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

	2003 £m	2002 £m	2001 £m
Changes in working capital and provisions
Decrease/(increase) in stocks and work in progress	43.5	(70.7)	18.1
Increase in debtors	(65.5)	(18.1)	(4.7)
Increase/(decrease) in creditors – short-term	364.4	307.4	(473.4)
– long-term	31.4	0.6	(25.4)
(Decrease)/increase in provisions	(53.2)	(8.7)	27.4
Decrease/(increase) in working capital and provisions	320.6	210.5	(458.0)

The main reconciliation is disclosed along with the cash flow statement on page F-8.

Notes to the consolidated financial statements (continued)

11 Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page F-8.

	2003 £m	2002 £m	2001 £m
Returns on investments and servicing of finance
Interest and similar charges paid	(52.8)	(98.9)	(84.2)
Interest received	30.2	32.7	38.6
Dividends paid to minorities	(15.7)	(12.0)	(10.8)
Net cash outflow	(38.3)	(78.2)	(56.4)
Capital expenditure and financial investment
Purchase of tangible fixed assets (note 14)	(93.9)	(100.5)	(118.1)
Purchase of own shares by ESOP trust (note 15)	(2.9)	(67.6)	(103.3)
Proceeds from sale of tangible fixed assets and other movements	8.7	10.2	4.2
Net cash outflow	(88.1)	(157.9)	(217.2)
Acquisitions and disposals
Cash consideration for acquisition of Cordiant	(207.9)	–	–
Proceeds from disposal of interest in Zenith Optimedia Group	75.0	–	–
Net cash acquired – Cordiant	37.8	–	–
Initial cash consideration for other acquisitions	(70.1)	(141.2)	(616.0)
Earnout payments	(56.2)	(82.4)	(74.1)
Loan note redemptions	(38.7)	(93.7)	(2.7)
Cash/(overdraft) acquired – other acquisitions	5.3	62.8	(21.1)
Purchase of other investments (including associates)	(100.7)	(26.1)	(43.2)
Proceeds from disposal of other investments (including associates)	11.0	3.3	26.8
Net cash outflow	(344.5)	(277.3)	(730.3)
Financing activities
Increase/(reduction) in drawings on bank loans	25.0	(239.3)	(175.3)
Financing costs and share issue costs	(3.4)	(12.9)	(8.8)
Proceeds from issue of shares	18.1	24.4	69.0
Share placement	100.2	–	–
Proceeds from issue of Eurobond	–	–	614.1
Proceeds from issue of convertible bond	–	450.0	–
Share cancellations	(20.2)	(8.3)	–
Net cash inflow	119.7	213.9	499.0

12 Segment information

Net assets by geographical area were as follows:

	2003 £m	2002 £m	2001 £m
UK	802.5	919.9	752.6
US	2,526.9	3,069.7	2,821.3
Continental Europe	498.4	195.1	450.3
Canada, Asia Pacific, Latin America, Africa & Middle East	601.3	252.4	501.8
	4,429.1	4,437.1	4,526.0
Net interest bearing debt[1]	(361.5)	(722.7)	(885.1)
Net assets including pension provision	4,067.6	3,714.4	3,640.9

Net assets by operating sector were as follows:
	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	3,532.2	4,229.0	3,548.5
Information, insight & consultancy[2]	208.6	(0.8)	338.0
Public relations & public affairs	245.7	(104.0)	241.4
Branding & identity, Healthcare and Specialist communications[2]	442.6	312.9	398.1
	4,429.1	4,437.1	4,526.0
Net interest bearing debt[1]	(361.5)	(722.7)	(885.1)
Net assets including pension provision	4,067.6	3,714.4	3,640.9

Notes

[1]	The net interest bearing debt has not been allocated within the above analyses as the debt is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

[2]	In 2003 certain of the Group’s Specialist communications companies in strategic marketing consulting were moved into the renamed Information, insight and consultancy sector. As a result the comparative figures for both information, insight & consultancy and Branding & identity, Healthcare and Specialist communications have been restated to reflect this change.

Certain items, including the amounts in respect of corporate brand names, have been allocated within the above analyses on the basis of the revenue of the subsidiary undertakings to which they relate.

13 Intangible fixed assets

	2003 £m	2002 £m	2001 £m
Corporate brand names	950.0	950.0	950.0

Corporate brand names represent J. Walter Thompson Company, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible fixed assets as stated on page F-3.

Goodwill	£m
1 January 2002	4,439.9
Additions	144.8
Amortisation	(32.0)
Impairment	(145.7)
31 December 2002	4,407.0
Additions	381.0
Amortisation	(29.5)
Impairment	(48.2)
31 December 2003	4,710.3

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15.

Gross goodwill (in respect of subsidiary and associate undertakings) of £519.1 million (2002: £572.3 million, 2001: £340.0 million) is subject to amortisation over periods of up to 20 years.

Notes to the consolidated financial statements (continued)

13 Intangible fixed assets (continued)

In accordance with the Group’s accounting policy, the Group annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. Goodwill subject to periodic amortisation is tested for impairment if there is a change in circumstances that suggests that the carrying value may not be recoverable.

The 2003 impairment review was initially undertaken as at 30 June 2003 and then updated as at 31 December 2003. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal GDP have been assumed for each income generating unit.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) are based on reviews initially undertaken as at 31 December 2002 and then updated with respect to actual performance for the year ended 31 December 2003. These reviews were carried out using a 10 year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks given current economic volatility. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10 year period growth is assumed to be in line with nominal GDP. The projections above include assumptions about payments for cash taxes and cashflows have therefore been discounted using the Group’s weighted average cost of capital of 8.5%.

The estimates and assumptions made in connection with impairment testing could differ from future actual results of operations and cash flows. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

14 Tangible fixed assets

The movements in 2003 and 2002 were as follows:

	Land and buildings		Fixtures fittings and equipment £m
Cost:	Freehold[1] £m	Short leasehold £m		Computer equipment £m	Total £m
1 January 2002	71.0	277.4	276.8	395.5	1,020.7
Additions	3.0	28.5	15.9	53.1	100.5
New acquisitions	0.8	2.0	6.6	5.7	15.1
Disposals	(7.9)	(30.0)	(34.1)	(40.5)	(112.5)
Exchange adjustments	(6.9)	(23.2)	(20.5)	(28.3)	(78.9)
31 December 2002	60.0	254.7	244.7	385.5	944.9
Additions	0.3	31.4	15.2	47.0	93.9
New acquisitions	1.2	22.0	26.9	29.8	79.9
Disposals	(1.8)	(20.3)	(25.7)	(46.3)	(94.1)
Exchange adjustments	(6.2)	(14.6)	(10.0)	(12.8)	(43.6)
31 December 2003	53.5	273.2	251.1	403.2	981.0

Depreciation:
1 January 2002	19.6	133.1	178.8	256.4	587.9
New acquisitions	0.2	0.9	7.3	3.3	11.7
Charge	0.4	27.0	27.4	61.8	116.6
Disposals	(1.6)	(28.8)	(31.2)	(38.2)	(99.8)
Exchange adjustments	(2.0)	(13.7)	(15.9)	(17.2)	(48.8)
31 December 2002	16.6	118.5	166.4	266.1	567.6
New acquisitions	0.2	10.3	19.1	20.3	49.9
Charge	1.6	25.7	26.4	73.8	127.5
Disposals	(0.3)	(18.0)	(25.2)	(41.0)	(84.5)
Exchange adjustments	(1.7)	(6.8)	(13.4)	(2.2)	(24.1)
31 December 2003	16.4	129.7	173.3	317.0	636.4

Net book value:
31 December 2003	37.1	143.5	77.8	86.2	344.6
31 December 2002	43.4	136.2	78.3	119.4	377.3
1 January 2002	51.4	144.3	98.0	139.1	432.8

Notes

[1]	Includes land of £15.1 million (2002: £18.3 million, 2001: £18.3 million).

Leased assets (other than leasehold property) included above have a net book value of £2.3 million (2002: £3.8 million, 2001: £3.8 million). Future obligations in respect of these leased assets were £0.8 million at 31 December 2003 and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of tangible fixed assets were:

	2003 £m	2002 £m	2001 £m
Capital commitments – tangible fixed assets	6.8	9.1	3.7

Notes to the consolidated financial statements (continued)

15 Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Associate under- takings £m	Goodwill on associate under- takings £m	Own shares £m	Other invest- ments £m	Total £m
1 January 2002	96.8	180.8	250.4	25.5	553.5
Additions	0.3	–	67.6	15.9	83.8
Goodwill arising on acquisition of new associates	–	10.2	–	–	10.2
Share of profits after tax of associate undertakings	18.0	–	–	–	18.0
Dividends and other movements	7.1	–	–	(4.9)	2.2
Exchange adjustments	(0.6)	–	–	(0.6)	(1.2)
Disposals	(0.6)	–	(5.8)	(1.7)	(8.1)
Reclassification from/(to) subsidiaries	17.2	(30.5)	–	3.5	(9.8)
Write-downs	(7.2)	–	–	(12.7)	(19.9)
31 December 2002	131.0	160.5	312.2	25.0	628.7
Additions	93.3	–	2.9	5.1	101.3
Goodwill arising on acquisition of new associates	–	80.8	–	–	80.8
Share of profits after tax of associate undertakings	26.9	–	–	–	26.9
Dividends and other movements	(15.2)	–	–	–	(15.2)
Exchange adjustments	(5.8)	–	–	(0.5)	(6.3)
Disposals	(78.1)	(7.1)	(7.3)	(2.0)	(94.5)
Reclassification from/(to) subsidiaries	3.7	3.8	–	(5.6)	1.9
Goodwill amortisation	–	(3.5)	–	–	(3.5)
Goodwill impairment	–	(30.8)	–	–	(30.8)
31 December 2003	155.8	203.7	307.8	22.0	689.3

The Group’s principal associate undertakings include:

	% controlled	Country of incorporation
Asatsu-DK	20.9	Japan
Brierley & Partners	20.1	US
Chime Communications PLC	19.1	UK
DYR Tokyo Agency	49.0	Japan
High Co S.A.	31.9	France
IBOPE Group	31.2	Brazil
LG Ad Inc	28.2	Korea
Singleton, Ogilvy & Mather (Holdings) Pty Limited	40.8	Australia

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

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2003 was 57,439,271 (2002: 58,210,657, 2001: 48,716,092) and £315.1 million (2002: £276.2 million, 2001: £370.2 million) respectively. The trust received dividends on the shares held, as the right to dividends has not been waived by the trustees.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2003 was as follows: Asatsu-DK: £148.7 million, Chime Communications PLC: £10.9 million, High Co S.A.: £14.2

15 Fixed asset investments (continued)

million and LG Ad Inc £33.6 million. The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2003 was as follows: Asatsu-DK: £132.9 million, Chime Communications PLC: £3.7 million, High Co S.A.: £11.0 million and LG Ad Inc: £37.9 million. The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s principal associate undertakings. These have been estimated and converted, where appropriate, to a UK GAAP presentation based on information provided by the relevant companies at 31 December 2003. Total revenue generated by all the Group’s associates is estimated to be £1.0 billion for the year ended 31 December 2003.

	2003 £m	2002 £m	2001 £m
Profit and loss account
Revenue	499.3	448.9	485.9
Operating profit	81.8	53.0	75.9
Profit before tax	85.2	57.0	89.0
Profit attributable to ordinary share owners	57.5	47.9	49.2
Balance sheet
Current assets	1,087.6	850.6	936.2
Non-current assets	689.9	604.4	798.4
Current liabilities	852.1	698.5	775.6
Non-current liabilities	103.9	109.5	203.1
Net assets	821.5	647.0	755.9

Associate segment information

The following table shows the carrying value of associate undertakings (including goodwill) attributable to each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	249.8	195.3	179.3
Information, insight & consultancy	35.1	26.8	28.7
Public relations & public affairs	4.1	2.8	2.6
Branding & identity, Healthcare and Specialist communications	70.5	66.6	67.0
	359.5	291.5	277.6

The following table shows the income (before interest and taxation) attributable to associate undertakings in each of the Company’s operating sectors:

	2003 £m	2002 £m	2001 £m
Advertising and Media investment management	24.7	21.1	23.5
Information, insight & consultancy	6.7	5.7	6.3
Public relations & public affairs	0.9	(1.6)	1.9
Branding & identity, Healthcare and Specialist communications	8.2	4.8	9.1
	40.5	30.0	40.8

At the end of the year, capital commitments contracted, but not provided for in respect of fixed asset investments were:

	2003 £m	2002 £m	2001 £m
Capital commitments – fixed asset investments	14.3	49.4	–

Capital commitments for fixed asset investments generally comprise capital calls, amounts due under agreements to purchase shares of partially owned subsidiaries or associated companies, where notice of intent to exercise options has been given to WPP by the seller, and cash in escrow committed for acquisitions. 2002 commitments included £39.9 million of cash held in escrow in respect of the acquisition of a 36% equity investment in LG Ad, Korea’s second largest advertising agency. This transaction subsequently completed in January 2003.

Notes to the consolidated financial statements (continued)

16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:

	2003 £m	2002 £m	2001 £m
Work in progress	267.4	288.8	234.4
Stocks	2.2	2.8	2.5
	269.6	291.6	236.9

17 Debtors

The following are included in debtors:

	2003 £m	2002 £m	2001 £m
Amounts falling due within one year
Trade debtors outside working capital facility	1,883.4	1,753.0	1,840.5
VAT and sales taxes recoverable	36.7	32.3	31.9
Corporate income taxes recoverable	14.0	14.2	22.6
Deferred tax	70.0	61.6	61.5
Other debtors	187.1	239.7	266.6
Prepayments and accrued income	152.3	120.0	106.6
	2,343.5	2,220.8	2,329.7
Amounts falling due after more than one year
Other debtors	43.8	32.8	42.7
Prepayments and accrued income	7.2	2.8	19.4
	51.0	35.6	62.1
	2,394.5	2,256.4	2,391.8

Movements on bad debt provisions were as follows:

	2003 £m	2002 £m	2001 £m
Balance at beginning of year	58.5	63.8	50.6
Charged/(credited):
To costs and expenses	22.2	18.3	15.3
Exchange adjustments	(1.5)	(2.8)	4.1
Utilisations and other movements	(12.6)	(20.8)	(6.2)
Balance at end of year	66.6	58.5	63.8

The allowance for bad and doubtful debts is equivalent to 3.2% (2002: 3.0%, 2001: 3.1%) of gross trade accounts receivable.

In addition to the deferred tax asset above, the potential tax benefit that may be available to the Group in respect of tax losses carried forward and timing differences is £258.7 million (2002: £270.1 million; 2001: £191.1 million). The Group has not recognised any additional deferred tax asset as there is insufficient evidence that there would be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. A potential deferred tax liability of £8.5 million is required by FRS 19 to be offset against the Group’s tax attributes although this deferred tax liability would only crystallise in the unlikely event that the Group disposed of certain acquired entities in a manner that gave rise to a taxable transaction.

18 Debtors within working capital facility

The following are included in debtors within the Group’s working capital facilities:

	2003 £m	2002 £m	2001 £m
Gross debts	507.5	385.7	331.0
Non-returnable proceeds	(280.4)	(217.4)	(82.5)
	227.1	168.3	248.5

18 Debtors within working capital facility (continued)

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

The Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse from the Group is not available.

19 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2003 £m	2002 £m	2001 £m
Bank loans and overdrafts (note 9)	552.4	199.7	319.9
Trade creditors	2,733.3	2,477.8	2,506.2
Corporate income taxes payable	29.5	29.9	51.3
Other taxation and social security	125.6	111.7	116.1
Dividends proposed (note 7)	52.2	42.5	35.2
Payments due to vendors (earnout agreements)	81.6	73.6	103.1
Loan notes due to vendors	13.9	27.3	61.5
Other creditors and accruals	943.8	822.6	806.5
Deferred income	391.9	335.0	322.2
	4,924.2	4,120.1	4,322.0

Bank loans and overdrafts include overdrafts of £302.1 million (2002: £188.2 million, 2001:£319.9 million).

20 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2003 £m	2002 £m	2001 £m
Corporate bonds and bank loans (note 9)	624.4	773.9	1,029.9
Convertible bonds (note 9)	604.6	628.6	197.7
Corporate income and other taxes payable	268.7	215.7	222.2
Payments due to vendors (earnout agreements)	134.1	164.2	185.1
Other creditors and accruals	59.3	55.1	76.6
	1,691.1	1,837.5	1,711.5

The following table sets out the directors’ best estimates of future earnout related obligations:

	2003 £m	2002 £m	2001 £m
Within one year	81.6	73.6	103.1
Between one and two years	60.9	75.9	48.9
Between two and three years	32.4	20.8	60.0
Between three and four years	37.0	36.5	25.3
Between four and five years	3.8	29.0	43.3
Over five years	–	2.0	7.6
	215.7	237.8	288.2

Notes to the consolidated financial statements (continued)

20 Creditors: amounts falling due after more than one year (continued)

The corporate bonds, convertible bonds, bank loans and overdrafts included within short-term and long-term creditors fall due for repayment as follows:

	2003 £m	2002 £m	2001 £m
Within one year	552.4	199.7	319.9
Between one and two years	273.1	227.4	221.7
Between two and three years	–	302.3	212.0
Between three and four years	443.4	–	334.0
Between four and five years	512.5	420.1	–
Over five years	–	452.7	459.9
	1,781.4	1,602.2	1,547.5

21 Provisions for liabilities, charges and contingent liabilities

The movements in 2003 and 2002 were as follows:

	Other post- retirement benefits £m	Long- term incentive plans £m	Property and other £m	Total £m
1 January 2002	27.1	31.1	47.9	106.1
Charged to the profit and loss account	0.3	30.7	1.9	32.9
New acquisitions	–	–	0.4	0.4
Utilised	–	(8.7)	(1.5)	(10.2)
Transfers	(11.7)	(1.8)	(8.3)	(21.8)
Exchange adjustments	(1.4)	(1.0)	(3.0)	(5.4)
31 December 2002	14.3	50.3	37.4	102.0
Charged to the profit and loss account	0.3	26.8	0.4	27.5
New acquisitions	–	–	71.2	71.2
Utilised	(0.3)	(2.8)	(12.6)	(15.7)
Transfers	(6.2)	(33.3)	(3.7)	(43.2)
Exchange adjustments	(0.7)	(0.4)	(7.2)	(8.3)
31 December 2003	7.4	40.6	85.5	133.5

Other post-retirement benefits

These include provisions in respect of certain unfunded retirement benefit schemes which are defined contribution in nature.

Long-term incentive plans

Long-term incentive plans are operated by certain of the Group’s operating companies, the provision representing accrued compensation to 31 December 2003 that may become payable after more than one year, as described in Item 6. Transfers comprises amounts transferred to creditors: amounts falling due within one year following the satisfactory completion of the performance period relating to a long-term incentive plan.

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

21 Provisions for liabilities, charges and contingent liabilities (continued)

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies’ current financial performance, if all the options had been exercised at 31 December 2003.

	Currently Exercisable £m	Not Currently Exercisable £m	Total £m
Subsidiaries	10.4	30.4	40.8
Associates	4.1	10.1	14.2
Total	14.5	40.5	55.0

22 Pension provisions and pension arrangements

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2003 £m	2002 £m	2001 £m
Defined contribution schemes	49.5	49.2	41.4
Defined benefit schemes charge to operating profit	15.4	11.4	14.3
Other pension costs (note 3)	64.9	60.6	55.7
Net interest charges on defined benefit pension schemes (note 5)	11.5	6.8	3.8
	76.4	67.4	59.5

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2003.

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

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2003 amounted to £23.1 million (2002: £21.5 million, 2001: £13.5 million).

Notes to the consolidated financial statements (continued)

22 Pension provisions and pension arrangements (continued)

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2003 % pa	2002 % pa	2001 % pa	2000 % pa
UK
Discount rate	5.5	5.5	5.8	5.5
Rate of increase in salaries	3.6	3.3	3.3	3.7
Rate of increase in pensions in payment	3.8	3.8	3.8	3.9
Inflation	2.8	2.5	2.5	3.0
Expected rate of return on equities	7.5	7.3	7.5	7.5
Expected rate of return on bonds[1]	5.0	4.8	5.0	5.0
Expected return on insured annuities	5.5	4.8	5.0	5.0
Expected rate of return on property	7.0	6.8	7.0	7.0
Expected rate of return on cash	3.0	2.8	3.0	3.0
Weighted average return on assets	5.8	5.4	5.8	5.8

US
Discount rate	6.3	6.8	7.5	7.9
Rate of increase in salaries	3.9	4.0	6.2	6.2
Rate of increase in pensions in payment	n/a	n/a	n/a	n/a
Inflation	3.0	3.0	3.4	4.0
Expected rate of return on equities	8.2	8.2	10.0	10.0
Expected rate of return on bonds[1]	4.8	5.3	7.0	7.0
Expected rate of return on cash	3.2	3.5	3.5	3.5
Weighted average return on assets	7.0	7.2	9.1	9.0
Continental Europe
Discount rate	5.3	5.5	5.9	6.3
Rate of increase in salaries	3.2	3.1	2.4	2.4
Rate of increase in pensions in payment	1.7	1.7	1.0	0.8
Inflation	2.0	2.0	1.5	2.0
Expected rate of return on equities	7.5	7.5	6.0	6.0
Expected rate of return on bonds[1]	5.0	5.0	6.2	6.2
Expected rate of return on property	7.0	7.0	6.0	6.0
Expected rate of return on cash	3.0	3.0	6.0	6.0
Weighted average return on assets	5.9	6.0	6.1	6.1
Canada, Asia Pacific, Latin America, Africa & Middle East
Discount rate	3.7	2.8	4.3	4.1
Rate of increase in salaries	2.8	2.7	2.5	2.6
Rate of increase in pensions in payment	n/a	n/a	n/a	n/a
Inflation	2.0	1.7	n/a	n/a
Expected rate of return on equities	8.4	n/a	n/a	n/a
Expected rate of return on bonds[1]	3.1	2.7	5.1	4.8
Expected rate of return on property	10.0	n/a	n/a	n/a
Expected rate of return on cash	3.7	6.0	n/a	n/a
Weighted average return on assets	4.1	2.8	5.1	4.8

Notes

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high quality bond yields.

22 Pension provisions and pension arrangements (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2003 £m	2002 £m	2001 £m	2000 £m
Group
Equities	132.1	115.8	152.9	159.7
Bonds	137.4	100.5	97.8	120.6
Insured annuities (UK)	60.9	63.4	58.4	57.9
Property	11.2	10.8	10.2	11.0
Cash	6.5	4.5	4.1	4.4
Total fair value of assets	348.1	295.0	323.4	353.6
Present value of scheme liabilities	(547.0)	(479.8)	(458.7)	(441.3)
Deficit in the scheme	(198.9)	(184.8)	(135.3)	(87.7)

Deficit in schemes by region
UK	(44.4)	(35.8)	(19.3)	(13.7)
US	(115.8)	(111.6)	(84.6)	(45.1)
Continental Europe	(33.3)	(31.3)	(23.7)	(21.2)
Canada, Asia Pacific, Latin America, Africa & Middle East	(5.4)	(6.1)	(7.7)	(7.7)
Deficit in the scheme	(198.9)	(184.8)	(135.3)	(87.7)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions.

In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

The following table shows the split of the deficit at 31 December 2003 and 2002 between funded and unfunded schemes.

The average period over which the under funding would typically be payable (working lifetimes for schemes with active members or lifetimes for schemes with predominantly retired members) is also shown in the table.

	2003 Deficit £m	2003 Funding period years	2002 Deficit £m	2002 Funding period years
Funded schemes by region
UK	44.4	10.0	35.8	8.2
US	58.7	8.3	68.5	8.4
Continental Europe	2.1	16.2	2.3	13.9
Canada, Asia Pacific, Latin America, Africa & Middle East	2.7	10.3	0.5	13.8
Deficit in the funded schemes	107.9	9.2	107.1	8.5

Unfunded schemes by region
UK	–	–	–	–
US	57.0	13.1	43.1	13.3
Continental Europe	31.2	12.1	29.0	12.9
Canada, Asia Pacific, Latin America, Africa & Middle East	2.8	10.8	5.6	13.3
Deficit in the unfunded schemes	91.0	12.7	77.7	13.2

Notes to the consolidated financial statements (continued)

22 Pension provisions and pension arrangements (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

	2003 £m	2002 £m	2001 £m
Group
Current service cost	12.3	12.1	13.3
Past service cost	2.9	(0.7)	1.8
Loss/(gain) on settlements and curtailments	0.2	–	(0.8)
Charge to operating profit	15.4	11.4	14.3

Expected return on pension scheme assets	(18.8)	(21.9)	(24.8)
Interest on pension scheme liabilities	30.3	28.7	28.6
Charge to net interest payable and similar charges	11.5	6.8	3.8
Charge to profit on ordinary activities before taxation for defined benefit schemes	26.9	18.2	18.1

(Gain)/loss on pension scheme assets relative to expected return	(16.8)	36.7	46.0
Experience losses arising on the scheme liabilities	2.4	3.6	8.4
Changes in assumptions underlying the present value of the scheme liabilities	10.3	21.5	(10.9)
Movement in exchange rates	(9.9)	(9.0)	(0.5)
Actuarial (gain)/loss recognised in STRGL	(14.0)	52.8	43.0

(d) Movement in scheme deficit

The following table shows an analysis of the movement in the scheme deficit for each accounting period:

	2003 £m	2002 £m	2001 £m
Group
Deficit at 1 January	184.8	135.3	87.7
Current service cost	12.3	12.1	13.3
Past service costs	2.9	(0.7)	1.8
Loss/(gain) on settlements and curtailments	0.2	–	(0.8)
Acquisitions	24.3	–	–
Charge to net interest payable and similar charges	11.5	6.8	3.8
Actuarial (gain)/loss	(14.0)	52.8	43.0
Employer contributions	(23.1)	(21.5)	(13.5)
Deficit at 31 December	198.9	184.8	135.3
Deferred tax asset	(10.0)	–	–
Pension provision	188.9	184.8	135.3

(e) History of experience gains and losses

	2003 £m		2002 £m	2001 £m	2000 £m	1999 £m
(Gain)/loss on pension scheme assets relative to expected return:
Amount	(16.8)		36.7	46.0	9.2	0.7
Percentage of scheme assets	(4.8%	)	12.4%	14.2%	2.6%	0.3%

Experience losses arising on the scheme liabilities:
Amount	2.4		3.6	8.4	10.5	0.4
Percentage of the present value of the scheme liabilities	0.4%		0.8%	1.8%	2.4%	0.1%

Total (gain)/loss recognised in STRGL:
Amount	(14.0)		52.8	43.0	27.0	10.4
Percentage of the present value of the scheme liabilities	(2.6%	)	11.0%	9.4%	6.1%	3.5%

23 Fair value of financial instruments

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or payable if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

	31 Dec 2003 Swaps £m	31 Dec 2002 Swaps £m	31 Dec 2001 Swaps £m
Fair Value	15.8	52.9	4.0
Book Value	13.6	28.2	6.1

The book value above represents net accrued interest and the foreign translation difference on the principal amounts.

As explained in Item 11, the Group’s policy is to hedge the following exposures: interest rate risk – using interest swaps, caps and collars; currency swaps; and forward foreign currency contracts; structural and transactional currency exposures, and currency exposures on future expected sales – using currency swaps and forward foreign currency contracts.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains £m
Unrecognised gains and losses on hedges at 1 January 2003	55.9	(3.0)	52.9
Gains and losses arising in previous years that were recognised in 2003	21.3	–	21.3
Gains and losses arising in previous years that were not recognised in 2003	34.6	(3.0)	31.6
Gains and losses arising in 2003 that were not recognised in 2003	(0.2)	(0.1)	(0.3)
Unrecognised gains and losses on hedges at 31 December 2003	34.4	(3.1)	31.3
Gains and losses expected to be recognised in 2004	17.8	–	17.8
Gains and losses expected to be recognised in 2005 or later	16.6	(3.1)	13.5

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2003 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $300 million bonds, €1 billion Eurobonds, $287.5 million convertible bond and £450 million convertible bond at 31 December 2003 was £1,521 million. This is calculated by reference to market prices at 31 December 2003. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

Notes to the consolidated financial statements (continued)

24 Authorised and issued share capital

	2003 Number m	2003 £m	2002 Number m	2002 £m	2001 Number m	2001 £m
Authorised: Equity ordinary shares of 10p each	1,750.0	175.0	1,750.0	175.0	1,750.0	175.0
Issued: Equity ordinary shares of 10p each	1,187.4	118.7	1,157.3	115.7	1,149.6	115.0

During the year the Group allotted 36 million shares with a nominal value of £3.6 million and cancelled 5.6 million shares with a nominal value of £0.6 million. Movements in each year are shown in note 25.

Share options

WPP Executive Share Option Scheme

As at 31 December 2003, unexercised options over ordinary shares of 28,182,693 and unexercised options over ADRs of 9,063,785 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
529,345	1.080	1998 – 2005
5,049	1.150	1997 – 2004
682,717	1.190	1997 – 2004
452,080	1.269	2000 – 2006
146,334	1.269	2000 – 2007
1,141,182	1.540	1998 – 2005
349,492	1.540	2000 – 2005
1,536,434	2.040	2000 – 2007
655,639	2.140	1999 – 2006
1,988,136	2.335	1999 – 2006
6,037	2.535	2000 – 2007
2,127,392	2.835	2000 – 2007
2,505,298	2.930	2001 – 2008
5,022	3.030	2001 – 2008
36,500	3.270	2001 – 2008
59,350	3.763	2006 – 2013
83,500	4.136	2000 – 2008
26,824	4.210	2005 – 2006
4,025,800	4.210	2005 – 2012
76,644	4.210	2005 – 2013
68,980	4.210	2006 – 2012
127,877	4.438	2005 – 2012
41,170	4.615	2006 – 2013
51,247	4.615	2007 – 2013
425,000	4.705	2000 – 2008
31,557	4.865	2004 – 2005
2,790,579	4.865	2004 – 2011
45,583	4.865	2005 – 2011
99,609	5.185	2002 – 2009
511,274	5.700	2002 – 2009
3,445,043	5.595	2006 – 2013
23,137	5.595	2006 – 2014
48,295	5.595	2007 – 2013
33,642	5.595	2006 – 2007
1,184,576	6.163	2000 – 2009
7,005	6.280	2004 – 2011
41,750	6.328	2000 – 2009
914,667	7.052	2000 – 2010

24 Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
78,899	7.180	2005 – 2012
20,875	7.383	2000 – 2009
43,629	7.550	2005 – 2006
769,961	7.550	2005 – 2012
4,302	7.550	2006 – 2012
10,437	7.569	2000 – 2009
96,713	8.110	2004 – 2011
3,072	8.110	2004 – 2005
2,985	8.110	2005 – 2011
50,733	8.193	2004 – 2011
16,700	8.769	2000 – 2010
20,875	8.927	2000 – 2010
10,438	8.996	2000 – 2010
140,865	9.010	2003 – 2010
4,341	9.010	2003 – 2004
520,442	9.010	2003 – 2010
13,548	9.010	2004 – 2010
296	10.770	2003 – 2004
43,816	10.770	2003 – 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
289,315	9.186	2000 – 2006
20,514	9.186	2000 – 2007
1,113,700	14.767	2000 – 2007
142,527	30.080	2006 – 2013
33,244	30.080	2007 – 2013
1,753,610	33.200	2005 – 2012
146,625	34.057	2000 – 2008
2,881	34.702	2005 – 2012
8,644	34.702	2007 – 2012
1,401,938	35.380	2004 – 2011
15,991	37.520	2006 – 2013
444,199	44.610	2000 – 2009
394,482	46.475	2002 – 2009
50,786	46.556	2000 – 2009
1,473,412	47.410	2006 – 2013
11,481	48.204	2000 – 2010
8,350	48.802	2000 – 2009
4,175	50.299	2000 – 2010
595,283	51.048	2000 – 2010
49,386	53.030	2005 – 2012
25,150	53.443	2000 – 2009
86,005	54.042	2000 – 2009
364,719	54.050	2005 – 2012
8,350	55.314	2000 – 2009
33,400	56.287	2000 – 2009
12,525	57.186	2000 – 2009
6,976	57.338	2003 – 2010
46,436	58.238	2004 – 2011
18,619	58.886	2004 – 2011
3,341	59.656	2000 – 2010
2,088	60.329	2000 – 2010
6,263	60.479	2000 – 2010
70,077	62.110	2003 – 2010

Notes to the consolidated financial statements (continued)

24 Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
2,415	62.110	2005 – 2010
320,306	63.263	2003 – 2010
10,438	63.698	2000 – 2010
2,923	63.773	2000 – 2010
8,350	64.371	2000 – 2010
7,966	66.692	2000 – 2010
3,340	67.066	2000 – 2010
4,175	68.488	2000 – 2010
11,690	71.781	2000 – 2010
1,587	72.605	2000 – 2010
34,413	84.485	2003 – 2010
11,690	84.731	2000 – 2010

WPP Worldwide Share Ownership Program

As at 31 December 2003, unexercised options over ordinary shares of 5,887,900 and unexercised options over ADRs of 702,650 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
92,850	2.695	2000 – 2007
296,550	3.400	2001 – 2008
100,800	3.903	2006 – 2007
2,303,650	3.903	2006 – 2013
44,800	3.903	2007 – 2013
79,225	4.210	2005 – 2012
15,375	4.210	2005 – 2013
15,625	5.210	2004 – 2011
473,225	5.315	2002 – 2009
13,800	5.315	2003 – 2009
17,750	5.990	2004 – 2011
45,125	7.180	2005 – 2006
904,450	7.180	2005 – 2012
21,375	7.180	2006 – 2012
14,875	7.790	2003 – 2004
769,650	7.790	2003 – 2010
10,375	7.790	2004 – 2010
28,350	7.960	2004 – 2005
626,550	7.960	2004 – 2011
13,500	7.960	2005 – 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
383,280	30.800	2006 – 2013
134,640	56.480	2004 – 2011
184,730	53.030	2005 – 2012

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2003, unexercised options over ordinary shares of 417,394 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
243,063	2.260	2001 – 2008
56,713	4.920	2001 – 2011
12,147	4.930	2001 – 2011
48,606	4.970	2001 – 2009
2,023	4.980	2001 – 2009
20,254	5.580	2001 – 2011
34,588	6.000	2001 – 2010

24 Authorised and issued share capital (continued)

The aggregate status of the WPP Share Option Schemes during 2003 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2003 Number	Granted number	Exercised number	Lapsed number	31 December 2003 number
WPP	52,321,929	16,712,873	(1,388,039)	(4,226,206)	63,420,557
Y&R	31,898,218	–	(9,871,147)	(2,544,860)	19,482,211
Tempus	421,443	–	–	(4,049)	417,394
	84,641,590	16,712,873	(11,259,186)	(6,775,115)	83,320,162

Options outstanding over ordinary shares

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.080-10.770	4.317	85

Options outstanding over ADRs

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
9.186-84.731	38.690	88

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2003	2002	2001
Fair value of UK options (shares)	184.0p	196.7p	212.0p
Fair value of US options (ADRs)	$15.12	$13.95	$13.65
Weighted average assumptions:
UK Risk-free interest rate	4.38%	4.51%	4.73%
US Risk-free interest rate	2.67%	3.01%	3.42%
Expected life (months)	48	48	36
Expected volatility	45%	45%	50%
Dividend yield	1.0%	1.0%	0.6%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the option element of the awards made under the Leadership Equity Acquisition Plan (‘LEAP’) in the year, calculated using the Black-Scholes model, was as follows:

	2003[1]	2002	2001
Fair value	n/a	319.7p	236.2p
Weighted average assumptions:
Risk-free interest rate	n/a	5.06%	5.00%
Expected life (months)	n/a	60	48
Expected volatility	n/a	45%	40%
Dividend yield	n/a	1.0%	0.6%

The option element was granted at an exercise price equal to market value on the date of grant.

Notes

[1]	No new LEAP awards were granted in 2003.

Notes to the consolidated financial statements (continued)

25 Share owners’ funds

Reconciliation of movements in consolidated share owners’ funds for the year ended 31 December 2003

	2003 £m	2002 £m	2001 £m
Profit for the year	208.4	88.0	271.2
Ordinary dividends payable	(76.8)	(62.5)	(51.6)
	131.6	25.5	219.6
Exchange adjustments on foreign currency net investments	74.8	82.3	(80.6)
Ordinary shares issued in respect of acquisitions	16.9	8.2	64.7
Share placement	100.2	–	–
Share issue costs charged to share premium account or merger reserve	(2.8)	(3.4)	(1.0)
Other share issues	18.1	24.3	68.2
Share cancellations	(20.2)	(8.3)	–
Other movements	1.3	–	–
Actuarial gain/(loss) on defined benefit schemes	14.0	(52.8)	(43.0)
Deferred tax on defined benefit pension schemes	10.0	–	–
Write-back of goodwill on disposals of interest in associate undertaking	–	–	2.0
Net additions to equity share owners’ funds	343.9	75.8	229.9
Opening equity share owners’ funds	3,675.6	3,599.8	3,369.9
Closing equity share owners’ funds	4,019.5	3,675.6	3,599.8

26 Acquisition of Cordiant Communications Group plc

On 1 August 2003 the Company finalised its acquisition of Cordiant Communications Group plc (‘Cordiant’). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at Acquisition £m	Account- ing policy alignments[1] £m		Fair value adjust- ments[2] £m		Fair value to Group £m
Tangible fixed assets	25.2	(2.1	)(i)	(2.2)		20.9
Investments	44.6			(4.2)		40.4
Current assets	296.7			42.0	(iii)	338.7
Total assets	366.5	(2.1)		35.6		400.0
Other creditors due within one year	(288.9)			(29.8	)(iv)	(318.7)
Other creditors due after one year	(21.5)			(4.2)		(25.7)
Provisions	(66.5)	(11.3	)(ii)	(17.7	)(v)	(95.5)
Total liabilities	(376.9)	(11.3)		(51.7)		(439.9)
Net liabilities	(10.4)	(13.4)		(16.1)		(39.9)
Minority interest						(9.2)
Goodwill						269.9
Consideration						220.8
Considered satisfied by:
Debt acquired						265.5
Debt repayments prior to acquisition date						(62.1)
Shares issued						11.3
Capitalised acquisition costs						6.1
						220.8

26 Acquisition of Cordiant Communications Group plc (continued)

Notes

[1]	Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Cordiant into compliance with WPP Group plc’s accounting policies:

(i)	Application of the Group’s depreciation policies to tangible fixed assets acquired.
(ii)	Adjustment for the application of FRS 17 for pensions accounting.

[2]	Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Cordiant to fair value:

(iii)	Revaluation of current asset investments to fair value.
(iv)	Recognition of accrual for corporate tax and other liabilities.
(v)	Recognition of obligations under onerous property contracts and revaluation of other leasing arrangements to fair value, and provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Net cash inflows/(outflows) in respect of Cordiant comprised:

£m
Cash at bank and in hand acquired	46.1
Bank overdrafts acquired	(8.3)
Share issue and acquisition costs	(5.7)
32.1

Cordiant contributed £85.4 million to the Group’s net operating cash flows, paid £15.9 million in respect of net returns and servicing of finance, paid £1.3 million in respect of taxation and utilised £1.9 million for capital expenditure.

The summarised profit and loss accounts and statements of total recognised gains and losses of Cordiant for the period from 1 January to 31 July 2003 and the year ended 31 December 2002 are summarised below. These amounts are shown on the basis of the accounting policies and reporting formats of Cordiant prior to the acquisition. The post-acquisition contribution of Cordiant was not material to the Group’s profit and loss account on page F-7.

Notes to the consolidated financial statements (continued)

26 Acquisition of Cordiant Communications Group plc (continued)

	Period ended 31 July 2003 £m	Year ended 31 December 2002 £m
Cordiant Communications Group plc Profit and loss account
Revenue	251.8	532.7
Other operating expenses (net)	(280.9)	(524.6)
Operating (loss)/profit	(29.1)	8.1
Goodwill impairment	(49.0)	(171.1)
Income from associates and joint ventures	3.5	3.4
Interest expense (net)	(15.2)	(23.0)
Exceptional items[1]	(42.5)	(45.6)
Loss on ordinary activities before taxation	(132.3)	(228.2)

Tax on loss on ordinary activities	(6.3)	(1.4)
Loss on ordinary activities after taxation	(138.6)	(229.6)
Minority interests	(0.7)	(4.0)
Loss attributable to shareholders	(139.3)	(233.6)
Ordinary dividends	–	–
Retained loss for the period	(139.3)	(233.6)

Statement of recognised gains and losses	£m	£m
Loss for the financial period	(139.3)	(233.6)
Exercising of employee share schemes	0.5	–
Transfer from shares to be issued reserve	20.8	–
Transfer of unrealised gain on sale of joint venture and subsidiary undertaking	1.3	–
Gain/(loss) on foreign currency translation	12.5	(6.1)
Total recognised gains and losses relating to the period	(104.2)	(239.7)

Notes

[1]	Exceptional items comprise gains on the disposal of businesses and other costs incidental to a restructuring of operations and investment write offs.

Other acquisitions

The Group undertook a number of other acquisitions in the year. Goodwill arising on these acquisitions and reforecasts to initial goodwill calculations for acquisitions completed in prior periods was calculated as follows:

	Book value of net assets Acquired £m	Fair value adjust- ments £m	Fair value £m	Cost of acquisi- tion £m	Goodwill £m
Acquisitions and reforecasts	77.6	(4.2)	73.4	265.3	191.9

Goodwill above of £191.9 million includes £111.1 million in respect of the acquisition of subsidiary undertakings and £80.8 million in respect of associate undertakings. Cash consideration for acquisitions is analysed in note 11.

Fair value adjustments of £4.2 million arising on these acquisitions include £1.9 million of additional tax liabilities and £2.3 million of other liabilities.

27 Principal operating subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
J. Walter Thompson Company, Inc	US
Group M Worldwide Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
WPP Finance Co Limited	UK
WPP Group Services S.A.	Belgium

With the exception of WPP Finance Co. Limited, which is involved in financing arrangements with other Group companies and WPP Group Services S.A. which acts as a co-ordination centre, all of these subsidiaries are operating companies. All of the above companies are 100% owned by the Group.

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

	For the year ended 31 December
	Notes		2003 £m	2002 £m	2001 £m
Net income
Profit attributable to ordinary share owners under UK GAAP			208.4	88.0	271.2
US GAAP adjustments:
Reverse amortisation of goodwill	(a	)	33.0	32.0	–
Amortisation of intangibles	(a	)	(20.6)	(13.4)	(142.2)
Goodwill impairment	(a	)	(16.9)	–	–
Contingent consideration deemed as compensation	(b	)	(43.9)	(49.7)	(23.1)
Executive compensation	(c	)	(3.7)	(11.0)	(26.9)
Accounting for derivatives	(d	)	(17.9)	48.9	4.0
Pension accounting	(e	)	(9.8)	(5.5)	–
Accounting for associates	(f	)	1.1	–	–
Employer payroll taxes	(g	)	2.0	–	–
Tax items	(h	)	(21.4)	(10.1)	(3.8)
			(98.1)	(8.8)	(192.0)
Net income as adjusted for US GAAP before the cumulative effect of change in accounting principle			110.3	79.2	79.2
Goodwill impairment upon adoption of SFAS 142	(a	)	–	(25.7)	–
Net income as adjusted for US GAAP after the cumulative effect of change in accounting principle			110.3	53.5	79.2
Earnings per share before the cumulative effect of change in accounting principle
Basic earnings per share as adjusted for US GAAP (p)	2		9.9	7.1	7.2
Diluted earnings per share as adjusted for US GAAP (p)	2		9.6	7.0	7.1
Earnings per share after the cumulative effect of change in accounting principle
Basic earnings per share as adjusted for US GAAP (p)	2		9.9	4.8	7.2
Diluted earnings per share as adjusted for US GAAP (p)	2		9.6	4.7	7.1

A reconciliation from UK to US GAAP in respect of earnings per share is shown in note 2.

	As at 31 December
	Notes		2003 £m	2002 £m	2001 £m
Share owners’ funds
Share owners’ funds under UK GAAP			4,019.5	3,675.6	3,599.8

US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	(a	)	16.3	357.5	773.4
Listed investments	(i	)	(1.8)	–	(5.3)
Contingent consideration deemed as compensation	(b	)	(125.3)	(81.4)	(31.7)
Shares owned by ESOP	(j	)	(307.8)	(312.2)	(250.4)
Accounting for derivatives	(d	)	24.3	52.9	4.0
Pension accounting	(e	)	(0.5)	8.7	9.3
Tax items	(h	)	(21.0)	0.4	10.5
Accounting for associates	(f	)	1.1	–	–
Employer payroll taxes	(g	)	2.0	–	–
Proposed final ordinary dividend, not yet declared	(k	)	52.2	42.5	35.2
Other			(3.0)	(3.2)	(3.4)
			(363.5)	65.2	541.6
Share owners’ funds as adjusted for US GAAP			3,656.0	3,740.8	4,141.4

Movement in share owners’ funds under US GAAP

	2003 £m	2002 £m	2001 £m
Net income for the year under US GAAP	110.3	53.5	79.2
Prior year final dividend	(42.5)	(35.2)	(28.5)
Current year interim dividend	(24.6)	(20.0)	(16.4)
Retained earnings for the year	43.2	(1.7)	34.3
Ordinary shares issued in respect of acquisitions	16.9	8.2	64.7
Share issue costs charged to merger reserve	(2.8)	(3.4)	(1.0)
Share options exercised	18.1	24.3	68.2
Share cancellations	(20.2)	(8.3)	–
Shares owned by ESOP	4.4	(61.8)	(90.2)
Share placement	100.2	–	–
Listed investments	(1.8)	5.3	(39.7)
Other movements	1.3	–	–
Exchange adjustments:
– Revaluation of goodwill	(336.5)	(408.6)	81.4
– Foreign currency translation	74.8	85.6	(80.6)
Pension accounting	13.9	(51.2)	(73.7)
Goodwill write-back	–	–	2.0
Executive compensation	3.7	11.0	26.9
New additions to share owners’ funds	(84.8)	(400.6)	(7.7)
Share owners’ funds at 1 January	3,740.8	4,141.4	4,149.1
Share owners’ funds at 31 December	3,656.0	3,740.8	4,141.4

Notes to the Reconciliation to US Accounting Principles

1	Significant differences between UK and US Accounting Principles

The Group’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

(a) Goodwill and other intangibles

Capitalisation of goodwill

Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, and in accordance with Financial Reporting Standard No. 10 (FRS 10) (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life, up to a 20-year period from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life for the reasons described in the note on accounting policies in the financial statements. Goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners’ funds, in accordance with the then preferred treatment under UK GAAP.

Under US GAAP, for periods ending on or before 31 December 2001 goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Effective 1 January 2002, goodwill has been accounted for under SFAS 142 “Goodwill and other Intangible Assets”. SFAS 142 directs that goodwill that has an indefinite useful life will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without constraint of an arbitrary ceiling. Therefore, in 2003 and 2002, the amortisation of intangibles adjustment represents amortisation of intangible assets that have finite lives. In 2001, the amortisation of intangibles adjustment principally represents amortisation of goodwill.

Under UK GAAP, the share consideration for the acquisition of Young & Rubicam Inc was measured by reference to the opening share price on 4 October 2000 of £7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam Inc. The opening share price on 12 May 2000 was £8.45. This resulted in a purchase price which differed by £265 million and a corresponding difference in goodwill. The impact of this adjustment is reflected in goodwill amortisation through 31 December 2001.

Implementation of SFAS 142

In accordance with SFAS 142, the Group carries out an annual impairment test. Impairment charges recorded under UK GAAP amounted to £79.0 million and £145.7 million respectively, in 2003 and 2002. The impairment charges relate to a number of under-performing businesses in the Information, insight & consultancy, and Branding & identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. For further details on the Company’s annual impairment review, see note 13 to the consolidated financial statements.

Additional impairment charges of £16.9 million and £25.7 million were recorded under US GAAP in 2003 and 2002, respectively. The 2003 charge was taken in connection with the annual impairment test. The 2002 charge was taken on the implementation of SFAS 142. Under UK GAAP, all such impaired goodwill had been amortised or included in the write-off against share owners’ funds as of 1 January 1998, as more fully described in the note on accounting policies in the financial statements.

1 Significant differences between UK and US Accounting Principles (continued)

The following analysis shows the impact on the Company’s statement of operations of discontinuing goodwill amortisation had SFAS 142 been in effect at the beginning of 2001:

For the year ended 31 December	2003	2002	2001
Reported net income under US GAAP	110.3	53.5	79.2
Add back:
Amortisation of goodwill and other indefinite-lived intangible assets	–	–	155.0
Tax benefit on goodwill amortisation	–	–	–
Adjusted net income under US GAAP	110.3	53.5	234.2

Basic earnings per share:
Reported earnings	9.9	4.8	7.2
Add back: goodwill amortisation, net of tax	–	–	14.1
Adjusted earnings	9.9	4.8	21.3
Diluted earnings per share:
Reported earnings	9.6	4.7	7.1
Add back: goodwill amortisation, net of tax	–	–	13.4
Adjusted earnings	9.6	4.7	20.5

Business combinations

Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the J. Walter Thompson corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam Inc brand names, acquired as part of The Ogilvy Group, Inc and Young & Rubicam Inc respectively, were booked as acquisition adjustments to balance sheet assets acquired. These corporate brand names have been determined to have an indefinite useful life based on their institutional nature, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value.

Notes to the Reconciliation to US Accounting Principles (continued)

1 Significant differences between UK and US Accounting Principles (continued)

Under US GAAP, in accordance with the provisions of SFAS 141, Business Combinations, the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand and trade names, customer relationships and proprietary tools. The Company generally assesses the fair value of identifiable intangible assets based on the net present value of expected future cash flows to be derived. As of 31 December 2003 and 2002, the components of our intangible assets were as follows:

	As at 31 December 2003				As at 31 December 2002
	Weighted average amorti- sation period	Gross carrying amount £m	Accum- ulated amorti- sation £m	Net book value £m	Gross carrying amount £m	Accum- ulated amorti- sation £m	Net Book value £m
Goodwill		5,017.2	(484.5)	4,532.7	5,220.8	(498.2)	4,722.6
Corporate brand names		775.0	(69.7)	705.3	775.0	(69.7)	705.3
Other intangible assets subject to amortisation:
Trade names	13	65.8	(5.8)	60.0	20.8	(2.0)	18.8
Customer related	4	79.6	(27.5)	52.1	34.2	(10.8)	23.4
Purchased software and other proprietary tools	7	11.2	(7.2)	4.0	11.2	(4.6)	6.6
Total subject to amortisation	6	156.6	(40.5)	116.1	66.2	(17.4)	48.8

The estimated aggregate amortisation expense for each of the next five years is as follows: £30.0 million in 2004, £19.7 million in 2005, £13.7 million in 2006, £11.7 million in 2007 and £9.0 million in 2008.

Under UK GAAP, goodwill arising on acquisitions is calculated at the historical exchange rate when each transaction is initially accounted for, and is therefore not retranslated at the period end. Under US GAAP, goodwill is retranslated at the end of each period presented, resulting in foreign exchange translation loss of £336.5 million in 2003 (2002: loss of £408.6 million, 2001: gain of £81.4 million) being recognised in share owners’ funds.

Tangible fixed assets

The Group evaluates the carrying value of its tangible fixed assets whenever events or circumstances indicate their carrying value may exceed their recoverable amount, in accordance with the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognised when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

(b) Contingent consideration deemed as compensation

Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the underlying contingency is resolved and consideration is issued or becomes issuable. At 31 December 2003, the Group’s liabilities for vendor payments under UK GAAP totalled £215.7 million (2002: £237.8 million, 2001: £288.2 million). As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on share owners’ funds. Under US GAAP, however, a balance sheet classification difference arises such that liabilities and goodwill would each be reduced by the amount indicated as of each year end.

In certain transactions the Group considers that there is a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to

1 Significant differences between UK and US Accounting Principles (continued)

be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period. This gives rise to recognition of additional compensation expense of £43.9 million (2002: £49.7 million; 2001: £23.1 million) under US GAAP.

(c) Executive compensation

UK and US GAAP accounting for stock-based remuneration differ in certain circumstances. The principal differences are:

Under UK GAAP, the part of executive compensation satisfied in stock is charged through the profit and loss account at the cost to the Group of acquiring the stock. Under US GAAP such compensation is measured at the fair value of WPP common stock at the date the performance condition is met or the award vests with the employee. Differences occur under US GAAP as the WPP ESOP acquires stock before the liability to the employee arises. These differences amounted to £3.7 million in 2003 (2002: £11.0 million, 2001: £7.0 million).

Additionally, under UK GAAP stock options granted with performance criteria do not give rise to a profit and loss account charge provided that the exercise price is equal to the fair value of the stock at the date of grant. Under US GAAP stock options granted with performance criteria (other than a requirement for employment to continue) are subject to variable plan accounting under APB Opinion 25. Under variable plan accounting any appreciation in stock value from the date of grant to the date upon which the performance conditions are satisfied is charged to the profit and loss account on a systematic basis over the vesting period. The US GAAP net income adjustment with respect to executive compensation in 2001 includes a £19.9 million charge related to such performance options.

(d) Accounting for Derivative Instruments and Hedging Activities

Effective 1 January 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

The Statement requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative’s fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

(e) Pension accounting

Under UK GAAP, pension costs are accounted for in accordance with FRS 17. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No 87, Employers’ Accounting for Pensions (SFAS 87) and SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under FRS 17, these actuarial gains and losses are immediately recognised in the Statement of Total Recognised Gains and Losses (‘STRGL’), whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members. Similarly, any related deferred tax effect recognised in the STRGL under UK GAAP is reversed under US GAAP. In 2003, deferred taxes recognised in the STRGL amounted to £10.0 million (2002: £nil; 2001: £nil).

FRS 17 also requires the cost of prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

1 Significant differences between UK and US Accounting Principles (continued)

The 2003 financial statements reflect a £9.8 million (2002: £5.5 million; 2001: £nil) difference in the defined benefit pensions charge between UK

Notes to the Reconciliation to US Accounting Principles (continued)

GAAP and US GAAP. This is largely due to the fact that the Group’s defined benefit schemes have recently experienced actuarial losses, primarily due to poor investment returns. The 2003 and 2002 US GAAP charges therefore include an amortisation component in respect of these losses, which is not reflected in the UK GAAP charge.

(f) Accounting for associates

Under UK GAAP, the consolidated profit and loss account includes the Group’s share of the profits less losses of associated undertakings. Under US GAAP, the application of equity method accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. In 2003, £1.1 million (2002: £nil; 2001: £nil) of associate losses were reversed.

(g) Employer payroll taxes

Under UK GAAP, provisions for National Insurance contributions are required to be measured initially at the date of grant of share options and recognised over the vesting period. Under US GAAP, National Insurance contributions are to be recognised on the date of the event triggering the measurement and payment of the contribution, which is generally the exercise date. In 2003, this adjustment was £2.0 million (2002: £nil; 2001: £nil).

(h) Tax items

Deferred taxes

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

Treatment of pre-acquisition losses

Under UK GAAP, the tax effect of the utilisation of pre-acquisition losses may be taken to the profit and loss account in certain circumstances. Under US GAAP, the tax effect of the utilisation of pre-acquisition losses is recorded to goodwill. In 2003, the adjustment for tax items includes £30.3 million (2002: £nil; 2001: £nil) of tax expense resulting from the utilisation of pre-acquisition losses. A corresponding adjustment was recorded to goodwill.

(i) Listed investments

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

(j) Shares owned by Employee Share Ownership Plan (ESOP)

Under UK GAAP, shares purchased by the ESOP are recorded as fixed asset investments at cost less amounts written off. Under US GAAP, these shares are recorded at cost and deducted from share owners’ equity.

The Group’s ESOP comprises trusts which acquire WPP shares in the open market to fulfill obligations under the Group’s stock-based compensation plans. These trusts do not meet the definition of an ‘ESOP’ under US GAAP.

(k) Proposed final ordinary dividend, not yet declared

Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

2 Earnings per share – reconciliation from UK to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. For the years ended 31 December 2003 and 2002 both the $287.5 million convertible bonds and the £450 million convertible bonds were accretive to earnings per share and therefore excluded from the calculation. Had the convertible bonds been dilutive to earnings per share, incremental shares attributable to the assumed conversion of the bonds would have increased diluted shares outstanding by 58.2 million shares as at the end of each year. In addition, options to purchase 33.6 million and 19.8 million ordinary shares were outstanding at 31 December 2003 and 2002, respectively but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the shares and, therefore, the effect would be antidilutive. For the year ended 31 December 2001 the $287.5 million convertible bond was dilutive and earnings were consequently adjusted by £3.6 million. The calculation of the weighted average number differs for UK and US GAAP purposes as follows:

Year ended 31 December 2003	Basic earnings per share No.	Diluted earnings per share No.
Under UK GAAP	1,115,319,576	1,145,014,508
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2003	–	–
Under US GAAP	1,115,319,576	1,145,014,508
Year ended 31 December 2002
Under UK GAAP	1,110,556,878	1,136,548,459
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2002	–	–
Under US GAAP	1,110,556,878	1,136,548,459
Year ended 31 December 2001
Under UK GAAP	1,101,937,750	1,157,080,255
Weighted average number of share options issued with exercise criteria not yet satisfied at 31 December 2001	–	2,047,943
Under US GAAP	1,101,937,750	1,159,128,198

Notes to the Reconciliation to US Accounting Principles (continued)

3 Accounting for stock options

The Company applies US Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations when accounting for its stock option plans. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income (loss) as adjusted for US GAAP before the cumulative change in accounting principle
As reported (£m)	110.3	79.2	79.2
Add back:
Stock-based employee compensation expense
included in reported net income, net of tax	14.1	29.5	40.9
Deduct:
Total fair value of stock-based employee
compensation expense, net of tax	(37.8)	(57.4)	(53.2)
Pro forma (£m)	86.6	51.3	66.9
Net income (loss) as adjusted for US GAAP after the cumulative effect of change in accounting principle
As reported (£m)	110.3	53.5	79.2
Pro forma (£m)	86.6	25.6	66.9
Earnings per share before the cumulative effect of change in accounting principle
Basic earnings per share per US GAAP:
As reported (p)	9.9	7.1	7.2
Pro forma (p)	7.8	4.6	6.4
Diluted earnings per share per US GAAP:
As reported (p)	9.6	7.0	7.1
Pro forma (p)	7.6	4.5	6.1
Earnings per share after the cumulative effect of change in accounting principle
Basic earnings per share per US GAAP:
As reported (p)	9.9	4.8	7.2
Pro forma (p)	7.8	2.3	6.4
Diluted earnings per share per US GAAP:
As reported (p)	9.6	4.7	7.1
Pro forma (p)	7.6	2.3	6.1

The Company has adopted the disclosure requirements of SFAS148, “Accounting for Stock-Based Compensation – Transition and Disclosure” an amendment of FASB Statement No. 123. This disclosure requirement did not have an impact on our consolidated results of operations or financial position. The FASB recently indicated that they will issue a new accounting standard that will require stock-based employee compensation to be recorded as a charge to earnings beginning in 2004. We will continue to monitor the progress of the FASB with regard to the issuance of this standard. Information about our specific awards and stock plans can be found in note 24 to the consolidated financial statements.

4 Reconciliation of consolidated statements of cash flows

The consolidated statement of cash flows prepared under UK GAAP in accordance with FRS 1 presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases and decreases in cash, which comprises both cash in hand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than 90 days, and excludes overdrafts.

4 Reconciliation of consolidated statements of cash flows (continued)

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

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is shown below:

	For the year ended 31 December
	2003	2002	2001
	£m	£m	£m
Operating activities
Net cash inflow from operating activities under UK GAAP	942.0	779.9	173.9
Dividends received from associates	15.6	9.4	14.7
Interest and similar charges paid	(52.8)	(98.9)	(84.2)
Interest received	30.2	32.7	38.6
UK and overseas tax paid	(93.6)	(85.0)	(77.5)
Net cash provided by operating activities under US GAAP	841.4	638.1	65.5
Investing activities
Capital expenditure and financial investment under UK GAAP	(88.1)	(157.9)	(217.2)
Acquisitions and disposals	(344.5)	(277.3)	(730.3)
Net cash used in investing activities under US GAAP	(432.6)	(435.2)	(947.5)
Financing activities
Net cash inflow from financing under UK GAAP	119.7	213.9	499.0
Movements in overdrafts	113.9	(131.7)	22.3
Equity dividends paid	(67.0)	(55.6)	(44.4)
Dividends paid to minorities	(15.7)	(12.0)	(10.8)
Net cash provided from financing activities under US GAAP	150.9	14.6	466.1
Translation difference	(19.3)	(0.4)	10.7
Net increase (decrease) in cash and cash equivalents under US GAAP	540.4	217.1	(405.2)
Cash and cash equivalents under US GAAP at the beginning of the period	879.5	662.4	1,067.6
Cash and cash equivalents under US GAAP at the end of the period	1,419.9	879.5	662.4

5 New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on our results of operations and financial position:

In June 2002, SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities was issued. SFAS 146 requires that costs associated with exit or disposal activities, including restructuring charges, be recognised and measured initially at fair value only when the liability is incurred, and is effective for any such activities initiated after 31 December 2002. It has no effect on charges recorded for exit activities begun prior to this date. The adoption of SFAS 146 did not have a material impact on the Group’s consolidated results of operations or financial position.

In November 2002, Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) was issued. This interpretation elaborates on the existing disclosure requirements under US GAAP. It also requires (for guarantees issued after 1 January 2003) that a guarantor must recognise, at the inception of a guarantee, a liability for the fair value of obligations undertaken. The application of FIN 45 did not have a material impact on our consolidated results of operations or financial position or result in additional disclosure.

Notes to the Reconciliation to US Accounting Principles (continued)

5 New US GAAP Accounting Pronouncements (continued)

In December 2002, SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, was issued as an amendment of SFAS 123. The Group has elected to continue with its current practice of applying the recognition and measurement principles of APB 25 under US GAAP and has adopted the disclosure requirements of SFAS 148.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

In December 2003, the FASB issued a revision to FIN 46 (FIN 46R). Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after 15 March 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after 15 December 2003. As of 31 December 2003, the adoption of FIN 46R did not result in consolidation of any variable interest entities. Further, the Group does not expect the adoption of FIN 46R to have a material impact on its future consolidated results of operations or financial position.

In January 2003, the Emerging Issues Task Force reached a final consensus related to accounting for subsequent investments in an investee after suspension of equity method loss recognition (EITF 02-16). The consensus requires that if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognise previously suspended losses. This guidance, which was ratified by the FASB on 5 February 2003, should be applied to additional investments in equity-method investees made after 5 February 2003 and previously suspended cumulative losses existing at the time of that investment. The Group has adopted EITF 02-16 for all additional investments made in equity-method investees subsequent to 5 February 2003. There were no previously suspended losses recognised as a result of the adoption of EITF 02-16.

In April 2003, the FASB issued SFAS 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after 30 June 2003, except for SFAS 133 implementation issues that have been effective prior to 15 June 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS 149 did not have a material impact on the Group’s consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial investments entered into or modified after 15 May 2003. The adoption of SFAS 150 did not have an impact on, or result in additional disclosure in, our consolidated results of operations or financial position.

In December 2003, SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, was revised (SFAS 132R). This statement requires additional disclosures concerning the assets, investment strategy, measurement dates, obligations, cash flows, and net periodic benefit costs of defined benefit schemes. The Company has adopted the disclosure requirements of SFAS 132R for its UK schemes. The disclosure requirements with respect to our non-UK schemes, as well as the disclosure of expected 10 year future benefit payments, are effective beginning with fiscal years ending after 15 June 2004.

In March 2004, the EITF reached a consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 provides a step model to

5 New US GAAP Accounting Pronouncements (continued)

determine whether an investment within the scope of the Issue is impaired and if an impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future affected investments, effective in reporting periods beginning after 15 June 2004. The disclosure requirements are effective for annual periods for fiscal years ending after 15 June 2004.

6 – Supplemental discussion of presentational differences

Income statement

Pension accounting. The 2003 UK GAAP defined benefit pensions charge includes interest charges of £11.5 million (2002: £6.8 million, 2001: £3.8 million) that would be recognised as an operating expense under US GAAP.

Equity accounting. Under UK GAAP, the Group’s share of the profits less losses of associate undertakings before interest and taxes is included in the consolidated income statement, shown above profit on ordinary activities before interest, taxation, and fixed asset gains and write-downs. Under US GAAP, equity in pre-tax earnings of unconsolidated subsidiaries and 50% or less owned entities is presented between income tax expense and income from continuing operations. Net interest expense recognised in 2003, 2002 and 2001, respectively, includes £1.0 million, £0.4 million and £1.0 million of the Group’s share of investees’ net interest income.

Amounts written off fixed asset investments. UK GAAP permits the presentation of amounts written off fixed asset investments below operating profit. Under US GAAP, these write-offs would be presented within operating profit. Fixed asset investment write-offs of £19.9 million and £70.8 million were recognised in 2002 and 2001, respectively.

Revenue. Under UK GAAP the Group presents both turnover and revenue in its consolidated income statements. Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commission and fees earned in respect of turnover. Under US GAAP, revenue comprises those amounts shown under revenue for UK GAAP.

Balance Sheet

Transfers of financial assets. The Group has certain trade receivable securitisation facilities which provide for the advance of approximately $500 million on a pool of trade debts, for which the Company entered into a new agreement with various conduit and bank purchasers effective in November 2002. In connection with these facilities, the Group sells, on a revolving and non-recourse basis, certain of its trade receivables to a qualifying special purpose entity (SPE), which in turn transfers a beneficial interest in the receivables to a third-party commercial paper conduit, which serves as security for the proceeds advance to the Group. These transactions are accounted for as a sale under US GAAP, in accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Accordingly, accounts receivable sold under these facilities would be excluded from trade debtors in the balance sheet. As proceeds for the receivables sold to the SPE, the Group receives cash and an interest-bearing note receivable, which would be included in trade debtors in the balance sheet. Because the receivables underlying the notes receivable are short term in nature among other considerations, the fair value of the notes receivable approximated their carrying value at both 31 December 2003 and 2002. Under UK GAAP, the securitisation is accounted for under a linked presentation, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet.

Current assets. The balance sheet caption of ‘Debtors’ presented within current assets includes amounts expected to be realised after more than one year, in accordance with UK GAAP. Under US GAAP, these amounts would be presented as non-current assets. The amount of debtors falling due after more than one year was £51.0 million, £35.6 million and £62.1 million at 31 December 2003, 2002 and 2001, respectively.

Notes to the Reconciliation to US Accounting Principles (continued)

7 – Additional US GAAP pension disclosures

The following tables and accompanying information show the information required to be disclosed in accordance with SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132), as revised (SFAS 132R), concerning the funded status of the Group’s defined benefit scheme at 31 December 2003, 2002 and 2001:

	Year ended 31 December 2003
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	202.9	276.9	479.8
Service Cost	1.9	10.6	12.5
Interest Cost	11.4	18.8	30.2
Plan Participants’ Contributions	0.4	0.3	0.7
Actuarial Loss	4.4	7.9	12.3
Benefits Paid	(8.5)	(16.5)	(25.0)
Loss/(Gain) due to exchange rate movements	–	(20.0)	(20.0)
Plan Amendments	–	3.2	3.2
Acquisitions	19.5	33.6	53.1
Curtailments, Settlements & Special Termination Benefits	–	0.2	0.2
Benefit Obligation at End of Year	232.0	315.0	547.0
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	167.1	127.9	295.0
Actual Return on Plan Assets	11.3	24.2	35.5
Employer Contributions	6.3	16.8	23.1
Plan Participants’ Contributions	0.4	0.3	0.7
Benefits Paid	(8.5)	(16.5)	(25.0)
(Loss)/Gain due to exchange rate movements	–	(10.1)	(10.1)
Acquisitions	11.0	17.9	28.9
Settlements	–	–	–
Fair Value of Plan Assets at End of Year	187.6	160.5	348.1
Reconciliation of Funded Status as of End of Year
Funded Status	(44.4)	(154.5)	(198.9)
Unrecognised Net Actuarial Loss	46.5	65.2	111.7
Unrecognised Prior Service Cost	–	2.1	2.1
Net Amount Recognised	2.1	(87.2)	(85.1)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	10.5	1.3	11.8
Accrued Liability	(51.0)	(150.1)	(201.1)
Intangible Asset	–	1.7	1.7
Accumulated Other Comprehensive Income	42.6	59.9	102.5
Net Amount Recognised	2.1	(87.2)	(85.1)
Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	(0.8)	(13.1)	(13.9)
Accumulated Benefit Obligation	227.3	301.1	528.4
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	232.0	311.9	543.9
Fair Value of Plan Assets	187.6	157.4	345.0

	Year ended 31 December 2003
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated Benefit Obligation	214.4	281.7	496.1
Fair Value of Plan Assets	173.9	138.1	312.0
Components of Net Periodic Pension Cost
Service Cost	1.9	10.6	12.5
Interest Cost	11.4	18.8	30.2
Expected Return on Plan Assets	(9.4)	(9.4)	(18.8)
Amortisation of Prior Service Cost	–	0.6	0.6
Amortisation of Net (Gain)/Loss	3.6	8.4	12.0
Effect of Curtailments & Settlements	–	0.2	0.2
Net Periodic Pension Cost	7.5	29.2	36.7
Weighted-average Assumptions as of End of Year
Discount Rate	5.5%	5.9%
Expected Return on Plan Assets	5.8%	6.6%
Rate of Compensation Increase	3.6%	3.7%

	Year ended 31 December 2002
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	190.0	246.0	436.0
Reclassification	–	21.7	21.7
Service Cost	2.0	10.7	12.7
Interest Cost	10.7	17.4	28.1
Plan Participants’ Contributions	0.4	0.1	0.5
Actuarial Loss	8.2	17.9	26.1
Benefits Paid	(8.4)	(16.4)	(24.8)
Loss/(Gain) due to exchange rate movements	–	(19.8)	(19.8)
Plan Amendments	–	(0.7)	(0.7)
Benefit Obligation at End of Year	202.9	276.9	479.8
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	170.7	152.7	323.4
Actual Return on Plan Assets	1.5	(16.3)	(14.8)
Employer Contributions	2.9	18.6	21.5
Plan Participants’ Contributions	0.4	0.1	0.5
Benefits Paid	(8.4)	(16.4)	(24.8)
(Loss)/Gain due to exchange rate movements	–	(10.8)	(10.8)
Fair Value of Plan Assets at End of Year	167.1	127.9	295.0
Reconciliation of Funded Status as of End of Year
Funded Status	(35.8)	(149.0)	(184.8)
Unrecognised Net Actuarial Loss	47.6	86.4	134.0
Unrecognised Prior Service Cost	–	(0.4)	(0.4)
Net Amount Recognised	11.8	(63.0)	(51.2)

Notes to the Reconciliation to US Accounting Principles (continued)

7 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2002
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	11.8	7.3	19.1
Accrued Liability	(43.6)	(151.5)	(195.1)
Intangible Asset	–	0.2	0.2
Accumulated Other Comprehensive Income	43.6	81.0	124.6
Net Amount Recognised	11.8	(63.0)	(51.2)
Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	18.7	32.5	51.2
Accumulated Benefit Obligation	199.1	268.2	467.3
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	202.9	276.9	479.8
Fair Value of Plan Assets	167.1	127.9	295.0
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated Benefit Obligation	186.1	264.4	450.5
Fair Value of Plan Assets	154.0	124.0	278.0
Components of Net Periodic Pension Cost
Service Cost	2.0	10.7	12.7
Interest Cost	10.7	17.4	28.1
Expected Return on Plan Assets	(9.9)	(12.0)	(21.9)
Amortisation of Prior Service Cost	–	(0.1)	(0.1)
Amortisation of Net (Gain)/Loss	1.0	3.9	4.9
Net Periodic Pension Cost	3.8	19.9	23.7
Weighted-average Assumptions as of End of Year
Discount Rate	5.5%	6.4%
Expected Return on Plan Assets	5.4%	6.9%
Rate of Compensation Increase	3.3%	3.8%

	Year ended 31 December 2001
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	199.8	200.2	400.0
Service Cost	2.3	11.0	13.3
Interest Cost	10.8	16.1	26.9
Plan Participants’ Contributions	0.5	0.1	0.6
Prior service costs	–	0.4	0.4
Actuarial (Gain)/Loss	(14.7)	35.7	21.0
Benefits Paid	(8.7)	(18.1)	(26.8)
Curtailments, Settlements & Special Termination Benefits	–	0.6	0.6
Benefit Obligation at End of Year	190.0	246.0	436.0
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	186.1	167.2	353.3
Actual Return on Plan Assets	(10.4)	(5.2)	(15.6)
Employer Contributions	3.2	8.7	11.9
Plan Participants’ Contributions	0.5	0.1	0.6
Benefits Paid	(8.7)	(18.1)	(26.8)
Fair Value of Plan Assets at End of Year	170.7	152.7	323.4

	Year ended 31 December 2001
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Reconciliation of Funded Status as of End of Year
Funded Status	(19.3)	(93.3)	(112.6)
Unrecognised Net Actuarial Loss	31.9	52.4	84.3
Unrecognised Prior Service Cost	–	0.4	0.4
Net Amount Recognised	12.6	(40.5)	(27.9)
Prepaid Benefit Cost/(Accrued Liability)	12.6	(40.5)	(27.9)
Accumulated Benefit Obligation	188.8	233.9	422.7
Components of Net Periodic Pension Cost
Service Cost	2.3	11.0	13.3
Interest Cost	10.8	16.1	26.9
Expected Return on Plan Assets	(11.9)	(14.1)	(26.0)
Amortisation of Net Loss	0.7	0.5	1.2
Net Periodic Pension Cost	1.9	13.5	15.4
Curtailments, Settlements & Special Termination Benefits	–	1.2	1.2
	1.9	14.7	16.6
Weighted-average Assumptions as of End of Year
Discount Rate	5.8%	7.1%
Expected Return on Plan Assets	5.8%	8.7%
Rate of Compensation Increase	3.3%	5.5%

The total UK GAAP defined benefit pension cost for 2001 was £18.1 million, including a charge of £1.5 million relating to certain benefit contracts not accounted for under SFAS 87. A number of plans have an unfunded accumulated benefit obligation. The breakdown is as follows:

	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Fair value of plan assets	149.3	134.0	283.3
Accumulated benefit obligation	(167.5)	(218.3)	(385.8)
Additional minimum liability	(24.8)	(48.9)	(73.7)

The Company uses a measurement date of 31 December for its defined benefit schemes.

For the Group’s UK plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes. The 2004 weighted-average target allocations are shown below.

2004 Weighted-Average Target Allocations
Equities	25%
Bonds/Insured annuities	65%
Property/other	10%

The asset allocations as at 31 December 2003, 2002 and 2001, by asset category, are as follows:

	Plan Assets at 31 December
	2003	2002	2001
Equities	23%	24%	30%
Bonds	37%	30%	28%
Insured annuities	32%	38%	34%
Property/other	8%	8%	8%

Notes to the Reconciliation to US Accounting Principles (continued)

7 – Additional US GAAP pension disclosures (continued)

£7.7 million of employer contributions are expected to be made with respect to our UK plans in 2004, substantially all of which are required contributions.

The main weighted-average assumptions used for the actuarial valuations are shown in note 22 to the Consolidated Financial Statements.

Establishing the expected long-term rates of investment return on pension assets is a judgmental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward looking economic assumptions.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate. Also, we periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. The studies performed at the time we set these assumptions supported the reasonableness of our return assumptions based on the target allocation of investment classes and the then current market conditions.

8 – Supplemental tax disclosures

Deferred taxation

The following table details the UK GAAP deferred tax asset balances as shown in note 17 to the Consolidated Financial Statements:

	2003 £m	2002 £m
Deferred Tax Assets:
Unutilised Tax Losses	230.8	245.2
Deferred Compensation	76.3	65.4
Acquisition Related Provisions	12.0	13.3
Other	29.5	30.0
	348.6	353.9

Less:
Valuation Allowance	(258.7)	(270.1)

Deferred Tax Liabilities:
Accelerated Capital allowances	(1.1)	(3.2)
Accelerated Interest expense	(18.7)	(17.9)
Other	(0.1)	(1.1)
	(19.9)	(22.2)
Net Deferred Tax Assets	70.0	61.6

No material deferred income tax liabilities are expected to arise on distributions of earnings of foreign subsidiaries as the Group intends to reinvest undistributed earnings that would otherwise give rise to such liabilities.

Net operating losses totalling £632 million will expire as follows: 2013 – £30 million, 2017—£11 million, 2018—£32 million, 2020—£225 million and 2021 and thereafter—£334 million.

An analysis of the US GAAP adjustment to share owners’ funds related to deferred tax items is presented below, all of which relate to differences arising as a consequence of the US GAAP adjustments disclosed above:

	2003 £m	2002 £m
Stock Options	23.0	—
Executive compensation	31.8	32.0
Pension accounting	5.4	2.0
Accounting for derivatives	(5.7)	(6.8)
Goodwill	0.3	(3.7)
National insurance contributions	0.5	—
Additional valuation allowance recorded under US GAAP	(46.0)	(23.1)
Total US GAAP adjustment	9.3	0.4

9 – Acquisitions of Cordiant Communication Group plc and Tempus Group plc

On 1 August 2003, the Company completed its acquisition of Cordiant Communications Group plc. Refer to note 26 to the Consolidated Financial Statements for further details.

Amounts included in note 1 above for other intangible assets recognised under US GAAP relating to Cordiant are tradenames for £42.9 million and customer relationships for £44.4 million. These intangible assets will be

9 – Acquisitions of Cordiant Communication Group plc and Tempus Group plc (continued)

amortised over an average life of 14 years and 4 years, respectively. At 31 December 2003 we have recorded amortisation on tradenames of £1.3 million and on customer relationships of £5.5 million.

The following table sets forth certain pro forma financial information for WPP as if the acquisition of Cordiant had occurred as of the beginning of each reported period. The pro forma financial information is stated in accordance with UK GAAP.

The financial information for Cordiant for the year ended 31 December 2002 has been extracted without material adjustment from the audited financial statements contained in Cordiant’s annual report filed on Form 20-F with the SEC for the year ended 31 December 2002.

The Cordiant profit and loss account for the period from 1 January to 31 July 2003 includes £49.0 million of goodwill impairment and £42.5 million of exceptional items. In the year ended 31 December 2002, the Cordiant profit and loss account included £171.1 million of goodwill impairment and £45.6 million of exceptional items. Exceptional items comprise gains on the disposal of businesses and other costs incidental to a restructuring of operations and investment write offs.

	Year ended 31 December 2003 £	Year ended 31 December 2002 £
Revenue	4,357.8	4,441.0
Income before extraordinary items	69.1	(145.6)
Net income	69.1	(145.6)
Basic earnings per ordinary share (p)	6.2	(13.1)
Diluted earnings per ordinary share (p)	6.0	(13.1)

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

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at acquisition £m	Accounting policy alignments[1] £m	Fair value adjustments[2] £m		Fair value to Group £m
Tangible fixed assets	15.0	(1.3)	(0.2)		13.5
Investments	10.9	–	(1.8	)(i)	9.1
Current assets	342.9	–	(0.3)		342.6
Total assets	368.8	(1.3)	(2.3)		365.2
Other creditors due within one year	(397.1)	–	(0.1)		(397.2)
Other creditors due after one year	(54.7)	–	(10.4	)(ii)	(65.1)
Provisions	(2.5)	–	(11.8	)(iii)	(14.3)
Total liabilities	(454.3)	–	(22.3)		(476.6)
Net liabilities	(85.5)	(1.3)	(24.6)		(111.4)
Minority interest					(5.0)
Goodwill					516.8
Consideration					400.4
Consideration satisfied by:
Cash					369.3
Shares to be issued					1.6
Capitalised acquisition costs					5.7
Transferred from investments					23.8
					400.4

Notes

[1]	Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Tempus into compliance with WPP’s accounting practices and policies. These primarily arise from applying the Group’s depreciation policies to tangible fixed assets acquired.

Notes to the Reconciliation to US Accounting Principles (continued)

9 – Acquisitions of Cordiant Communication Group plc and Tempus Group plc (continued)

[2]	Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Tempus to fair value:

(i)	Revaluation of internet and other investments to fair value.
(ii)	Recognition of accrual for additional corporate tax liabilities.
(iii)	Provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

10 – Supplemental Segment Disclosures

The Company organises its businesses generally based on the nature of the services provided by each operating company. Where appropriate, operating companies are aggregated into the operating sectors shown below. The following table details the goodwill additions under UK GAAP as shown in note 13 to the Consolidated Financial Statements by operating sector.

	2003 £m	2002 £m
Advertising and Media investment management	189.3	49.9
Information, insight & consultancy	13.7	29.6
Public relations & public affairs	21.3	21.6
Branding & identity, Healthcare and Specialist communications	156.7	43.7
Total goodwill additions	381.0	144.8

The following table shows long-lived assets attributable to each of the Company’s geographical areas:

	2003 £m	2002 £m	2001 £m
UK	1,039.6	998.6	958.6
US	4,128.2	4,091.2	4,180.8
Continental Europe	786.9	650.4	627.6
Canada, Asia Pacific, Latin America, Africa & Middle East	739.5	622.8	609.2
	6,694.2	6,363.0	6,376.2

Goodwill impairment charges taken with respect to subsidiaries in 2003 and 2002 consisted of:

	2003 £m	2002 £m
Advertising and Media investment management	–	12.5
Information, Insight & consultancy	35.1	70.3
Public relations & public affairs	–	8.5
Branding & identity, Healthcare and Specialist communications	13.1	54.4
Total goodwill impairment-subsidiaries	48.2	145.7

The incremental impairment charge of £16.9 million taken under US GAAP in 2003 included £10.4 million related to Information, insight and consultancy and £6.5 million related to Branding & identity, Healthcare and Specialist communications. The SFAS 142 adoption charge of £25.7 million recorded in 2002 under US GAAP related entirely to the Branding & identity, Healthcare and Specialist communications sector.

Goodwill impairment charges of £30.8 million were taken with respect to associates in 2003 and related entirely to Branding & identity, Healthcare and Specialist communications. Goodwill amortisation on associates of £3.5 million related entirely to Branding & Identity, Healthcare and Specialist communications.