Form 20-F
period 2004-12-31
WPP GROUP PLC
filed 2005-06-30
CIK 806968

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the Fiscal year ended 31 December 2004

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

The number of outstanding ordinary shares is 1,185,338,038, which includes the underlying ordinary shares represented by 20,359,863 ADSs.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP Group plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest advertising and marketing businesses in the world. As of 31 December 2004, the Group had approximately 60,000 employees. As at 31 March 2005, following the acquisition of Grey Global Group (“Grey”), the Group had approximately 71,000 employees, working in over 2,000 offices in 106 countries. Including employees of associated undertakings this figure is approximately 84,000. For the year ended 31 December 2004, the Group had revenue of approximately £4,300 million and operating income of approximately £485 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected financial data for the three years ended 31 December 2004 is derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data for the two years ended 31 December 2001 is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F.

The Consolidated Financial Statements of the Company are prepared in accordance with generally accepted accounting standards in the United Kingdom (UK GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). A reconciliation to US GAAP is set forth on pages F-30 to F-49 of the Consolidated Financial Statements.

The reporting currency of the Group is the pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Profit and Loss Account Data

	Year ended 31 December
	2004		2003 Restated[3]		2002 Restated[3]		2001		2000
	£m		£m		£m		£m		£m
Amounts in accordance with UK GAAP:
Turnover (or gross billings)	19,598.0		18,621.3		18,028.7		20,886.9		13,949.4

Revenue	4,299.5		4,106.0		3,908.3		4,021.7		2,980.7

Operating profit	484.6		415.3		260.1		505.5		379.4

Profit on ordinary activities before taxation	456.5		349.9		193.0		411.0		365.7

Profit attributable to ordinary share owners	292.3		208.4		75.6		271.2		244.7

Earnings per ordinary share:
Basic	25.7	p	18.7	p	6.8	p	24.6	p	29.3	p

Diluted	25.0	p	18.2	p	6.7	p	23.7	p	28.4	p

Earnings per ADS:
Basic	128.5	p	93.5	p	34.0	p	123.0	p	146.5	p

Diluted	125.0	p	91.0	p	33.5	p	118.5	p	142.0	p

Cash dividends per ordinary share	7.78	p	6.48	p	5.40	p	4.50	p	3.75	p

Cash dividends per ADS (US dollars)	71.3	c	53.0	c	40.6	c	32.4	c	28.4	c

Amounts in accordance with US GAAP:
Operating profit[1]	347.7		321.0		217.4		242.7		247.9

Net income before the cumulative effect of change in accounting principle	149.3		110.3		79.2		79.2		122.9

Net income after the cumulative effect of change in accounting principle	149.3		110.3		53.5		79.2		122.9

Earnings per ordinary share before the cumulative effect of change in accounting principle:
Basic	13.1		9.9	p	7.1	p	7.2	p	14.7	p

Diluted	12.9		9.6	p	7.0	p	7.1	p	14.1	p

Earnings per ordinary share after the cumulative effect of change in accounting principle:
Basic	13.1		9.9	p	4.8	p	7.2	p	14.7	p

Diluted	12.9		9.6	p	4.7	p	7.1	p	14.1	p

Earnings per ADS before cumulative effect of change in accounting principle[4]:
Basic	65.5		49.5	p	35.5	p	36.0	p	73.5	p

Diluted	64.5		48.0	p	35.0	p	35.5	p	70.5	p

Earnings per ADS after the cumulative change in accounting principle[4]:
Basic	65.5		49.5	p	24.0	p	36.0	p	73.5	p

Diluted	64.5		48.0	p	23.5	p	35.5	p	70.5	p

Cash dividends declared per ordinary share[2]	6.90	p	5.75	p	4.79	p	3.99	p	3.30	p

Cash dividends declared per ADS (US dollars)[2]	58.9	c	44.6	c	35.0	c	29.7	c	26.1	c

Selected Consolidated Balance Sheet Data

	As of 31 December
	2004	2003 Restated[3]	2002 Restated[3]	2001	2000
	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Total assets	11,317.7	10,697.5	9,646.6	9,915.8	9,112.0

Net assets	3,966.1	3,815.8	3,433.7	3,640.9	3,394.1

Capital stock	118.5	118.7	115.7	115.0	111.2

Number of shares	1,185.3	1,187.4	1,157.3	1,149.6	1,111.9

Amounts in accordance with US GAAP:
Total assets	10,657.5	10,412.3	9,799.6	10,159.8	9,532.7

Net assets	3,565.5	3,760.1	3,811.1	4,182.5	4,173.3

Notes

[1]	Operating profit under US GAAP includes adjustments to reclassify (i) amounts written off fixed asset investments recognised as non-operating expense under UK GAAP and (ii) the portion of pension cost recognised as interest expense in accordance with FRS 17 under UK GAAP.
[2]	Under UK GAAP, dividends are provided for in the financial statements based on recommendation by the directors. Under US GAAP, dividends are provided only when the legal obligation to pay arises.
[3]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts). Restatements of 2000 and 2001 are not required and therefore these periods have not been restated.
[4]	Basic and diluted earnings per ADS have been calculated using the same method as earnings per share, multiplied by a factor of five.

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

	Pence per ordinary share			US cents per ADS
Year ended:	Interim	Final	Total	Interim	Final	Total
2000	1.20	2.55	3.75	9.1	19.3	28.4

2001	1.44	3.06	4.50	10.4	22.0	32.4

2002	1.73	3.67	5.40	13.0	27.6	40.6

2003	2.08	4.40	6.48	17.0	36.0	53.0

2004	2.50	5.28	7.78	22.9	48.4	71.3

The 2004 interim dividend was paid on 15 November 2004 to share owners on the register at 15 October 2004. The 2004 final dividend is expected to be paid on 4 July 2005 to share owners on the register at 3 June 2005.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment. The annual average of the daily Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December 2004 was:

Year ended 31 December	Average
2000	1.5162

2001	1.4401

2002	1.5036

2003	1.6356

2004	1.8326

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 31 May 2005, the Bloomberg Closing Mid Point rate was 1.8224.

Month ended	High	Low
31 December 2004	1.9477	1.9140

31 January 2005	1.9038	1.8614

28 February 2005	1.9232	1.8557

31 March 2005	1.9279	1.8659

30 April 2005	1.9191	1.8740

31 May 2005	1.9067	1.8208

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company competes for clients in a highly competitive industry, which may reduce market shares and decrease profits.

The communications services industry is highly competitive and fragmented. At the parent company level, the Company’s principal competitors are other large multinational communications services companies, as well as regional and national advertising and/or marketing services firms. In the communications services industry, service agreements with clients are generally terminable by the client upon 90 days’ notice. As such, clients may move their accounts to another agency on relatively short notice. In many cases, a WPP agency represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas, thus enabling the client to continually compare the effectiveness of the WPP agency against other agencies’ work. Many clients do not permit an agency working for it to represent competing accounts or product lines in the same market. A lesser number of companies will not permit any of the agencies owned by a communications service company to work on competing accounts or product lines in any market. These client conflict policies can and sometimes do prevent WPP’s agencies from seeking and winning new clients and assignments. If WPP’s agencies are unable to compete effectively in the markets in which they operate, WPP’s market share and profits may decrease.

The Company receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Company’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for approximately 31% of revenues in the year ended 31 December 2004. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilise the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

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

The advertising and marketing services businesses are highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among their businesses for talented personnel.

The Company is exposed to the risks of doing business internationally.

The Company operates in 106 countries throughout the world. The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings; and

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets.

The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Currency exchange rate fluctuations could adversely affect the Company’s consolidated results of operations.

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates, since most of its revenues from countries other than the UK are denominated in currencies other than the UK pound sterling, including the US dollar. Changes in exchange rates can reduce the Company’s revenues when measured in UK pounds sterling.

The Company may have difficulty repatriating the earnings of its subsidiaries.

Any payment of dividends, distributions, loans or advances to the Company by its subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the Company’s subsidiaries operate. If the Company is unable to repatriate the earnings of its subsidiaries it could have an adverse impact on the Company’s ability to pay dividends or to redeploy earnings in other jurisdictions where they could be used more profitably.

The Company is subject to recessionary economic cycles.

The Company’s business is affected by recessionary economic cycles. Recessionary economic cycles may adversely affect the businesses of the Company’s clients, which can have the effect of reducing the amount of services they purchase for the Company’s agencies and thus can materially adversely affect the Company’s consolidated results of operations.

The Company may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

The Company regularly reviews potential acquisitions of businesses that are complementary to its businesses. As part of the review the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realise the intended advantages of any given acquisition. If the Company fails to realise the expected benefits from one or more acquisitions, the Company’s business, results of operations and financial condition could be adversely affected.

The Company may be unsuccessful in integrating any acquired operations with its existing businesses.

The Company may experience difficulties in integrating operations acquired from other companies. These difficulties include the diversion of management’s attention from other business concerns and the potential loss of key employees of the acquired operations. Acquisitions also frequently involve significant costs related to integrating information technology, accounting and management services and rationalising personnel levels. If the Company experiences difficulties in integrating one or more acquisitions, the Company’s business, results of operations and financial condition could be adversely affected.

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

We may use ordinary shares, incur indebtedness, expend cash or use any combination of ordinary shares, indebtedness and cash for all or part of the consideration to be paid in future acquisitions that would result in additional goodwill being recorded on the Company’s balance sheet.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media investment management where we operate the well-known advertising networks JWT, Ogilvy & Mather Worldwide, Red Cell, Y&R and Bates Asia as well as media investment management companies such as MindShare and Mediaedge:cia. Our other segments are Information, insight and consultancy (where our operations are conducted through Kantar Media Research, Millward Brown, Research International and other companies), Public relations and public affairs (where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide) and Branding & identity, Healthcare and Specialist communications (where our operations are conducted by Enterprise IG, Landor Associates, Fitch Worldwide, CommonHealth, Sudler & Hennessey, Ogilvy Healthworld, OgilvyOne, Wunderman, 141 Worldwide and other companies).

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (evidenced by American Depositary Receipts) representing deposited ordinary shares are quoted on the NASDAQ National Market (“NASDAQ”). At 31 May 2005 the Company had a market capitalisation of £7.4 billion.

The Company’s executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20-7408-2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

A. History and Development of the Company

WPP Group plc was incorporated and registered in England and Wales in 1971 and is a public limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, Cordiant Communications Group plc (“Cordiant”) in 2003 and Grey in March 2005.

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

The Company spent £224.5 million, £398.6 million (net of the £75 million in proceeds from the sale of Cordiant’s interest in Zenith Optimedia Group) and £343.4 million for acquisitions and investments in 2004, 2003 and 2002, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of tangible fixed assets was £95.6 million, £93.9 million and £100.5 million, respectively, and cash spent on share repurchases and cancellations was £88.7 million, £23.1 million and £75.9 million, respectively.

On 7 March 2005, the Company completed the acquisition of Grey in consideration for the issue of 78 million new WPP ordinary shares and $720 million in cash. Grey was consolidated into the results of WPP from 7 March 2005. Grey brings a number of strategic assets and strong people – a planning and account handling advertising agency, a media investment management capability, a public relations capability, a healthcare capability and a direct, sales promotion, interactive and internet capability. Geographic strengths include the US and Europe (including Eastern Europe) in particular, as well as interesting bases in Asia Pacific, Latin America, Africa and the Middle East. From a client perspective there are also major opportunities to build on existing common client opportunities and explore new relationships.

B. Business Overview

In 2004 turnover increased 5.2% to £19.6 billion as compared to 2003. Revenues increased by 4.7% to £4.3 billion as compared to 2003. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by over 4%. Excluding the acquisition of Cordiant, like-for-like revenues were up 5.6%. Reported operating profit (excluding income from associates) increased in 2004 by 16.7% to £484.6 million, including the effects of £36 million and £48 million of goodwill impairment charges taken on subsidiaries in 2004 and 2003, respectively. Reported profit before interest, taxes and fixed asset gains and write-downs was up over 25% to £529.2 million in 2004 from £421.5 million in 2003. Profit before tax in 2004 was up over 30% to £456.5 million as compared to 2003 and diluted earnings per share increased by over 37% to 25.0p.

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media investment management;

Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications (including direct, promotion and relationship marketing).

Approximately 46% of the Company’s reported revenues in 2004 were from Advertising and media investment management, with the remaining 54% of its revenues being derived from the business segments of Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare and Specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates. In 2004, certain of the Group’s public relations and public affairs businesses, which were historically included in Advertising and Media investment management have been moved to Public relations and public affairs. As a result, the comparative figures for both Advertising and Media investment management and Public relations and public affairs have been restated to reflect this change.

Revenue	2004	% of Total in 2004	2003	% of Total in 2003	2002	% of Total in 2002
	(£m)		(£m)		(£m)
Advertising and Media investment management	1,985.3	46.1	1,911.2	46.6	1,786.9	45.7

Information, insight and consultancy	744.8	17.3	703.6	17.1	664.7	17.0

Public relations and public affairs	445.2	10.4	450.9	11.0	470.7	12.1

Branding and identity, Healthcare and Specialist communications	1,124.2	26.2	1,040.3	25.3	986.0	25.2

TOTAL	4,299.5	100.0	4,106.0	100.0	3,908.3	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2004	% of Total in 2004	2003	% of Total in 2003	2002	% of Total in 2002
	(£m)		(£m)		(£m)
North America	1,651.9	38.5	1,678.7	40.9	1,723.2	44.1

United Kingdom	728.5	16.9	664.9	16.2	619.2	15.8

Continental Europe	1,134.8	26.4	1,079.4	26.3	929.6	23.8

Asia Pacific, Latin America, Africa and Middle East	784.3	18.2	683.0	16.6	636.3	16.3

TOTAL	4,299.5	100.0	4,106.0	100.0	3,908.3	100.0

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

The Company’s advertising agencies include JWT, Ogilvy & Mather Worldwide, Y&R, Grey Worldwide, Red Cell and Bates Asia. The Company also owns interests in Asatsu-DK (20.9%), Chime

Communications (21.2%); LG Ad in Korea (28.2%); Singleton, Ogilvy & Mather in Australia (41.0%) and various interests in Dentsu, Young & Rubicam offices in Asia, with interests ranging from 27% to 67% of the total share capital.

JWT. JWT, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency headquartered in New York. JWT’s relationships with a number of its major clients have been in existence for many years, exhibiting, management believes, an ability to adapt to meet the clients’ and market’s new demands.

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

Y&R. Y&R was formed in 1923 and is a full-service multinational advertising agency network headquartered in New York. Y&R’s clients also benefit from the brand knowledge developed over a 10 year period in Brand Asset Valuator®, its proprietary brand management tool.

Grey Worldwide. Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey Worldwide has offices in over 80 countries and was acquired in March 2005 as part of the Grey acquisition.

Red Cell. Red Cell, formed in January 2001, is WPP’s ‘micro-network’, offering flexibility and entrepreneurial character to its clients. The Red Cell flagship network includes Berlin Cameron/Red Cell in the US, HHCL/Red Cell in London and Batey in Asia.

Bates Asia. Bates is an Asia-focused advertising network, with increasing strength in China and India. In 2004, Bates Asia created a new practice, Bates Asia Technology, in conjunction with other WPP technology agencies, and plans to merge 141 Asia with Ogilvy Activation to form a large activation network in Asia.

Dentsu Young & Rubicam. DY&R is operated by Y&R and Dentsu in Asia. It is a full service advertising network operating in the Asia/Pacific region.

Media investment management

In 2003, the Company formed GroupM, a worldwide full service media investment management entity and the parent company for WPP’s consolidated media assets which include Mediaedge:cia and Mindshare. These media investment management companies plan and buy media to communicate clients’ brand messages in the most effective manner on behalf of their clients using GroupM’s scale in combination with its marketplace knowledge and vendor relationships. Scale also allows for greater investment in systems, research and insights, as well as in practice and talent development. In 2004, GroupM launched a new network, MAXUS, allowing GroupM to more effectively manage growth into the future. MAXUS enjoys the full advantage of the shared resources within the Group. With MediaCom, acquired with the acquisition of Grey in March 2005, GroupM is the largest media agency group in the world by a significant margin based on RECMA estimates.

MindShare. MindShare, formed from the merger of the media departments of JWT and Ogilvy & Mather, offers media planning, buying and research services for its clients, including existing JWT and Ogilvy & Mather clients. The MindShare network includes MindShare entertainment, based in Hollywood, and Performance, a sponsorship and sports marketing business.

Mediaedge:cia. Mediaedge:cia was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. Mediaedge:cia provides a core offer of media planning and placement and offers a range of fully integrated consultancy and implementation services to a client base that includes Y&R and Wunderman clients, independent clients and clients of other agencies. Mediaedge:cia major initiatives in 2004 included enhancing its Interaction (customer relationship management, online search and marketing services, including production) and Content services (sponsorship and event marketing, programming, branded content, entertainment and cause-related marketing) enhanced by a fast growing modelling business focused on return on investment.

Information, insight and consultancy

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

KMR Group. KMR focuses on media planning databases and new product development projects. KMR has the following principal subsidiaries and investments:

AGBNielsen Media Research. AGBNielsen, a joint venture formed with VNU, is a leading provider of television audience measurement systems worldwide.

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

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company’s largest businesses in this area are Burson-Marsteller, Hill & Knowlton Inc., Ogilvy Public Relations Worldwide, Cohn & Wolfe and GCI Group (acquired in March 2005 as part of the Grey acquisition).

Burson-Marsteller. BM, founded in 1953, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations.

Hill & Knowlton. H&K, founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services including corporate and financial public relations, marketing communications, internal communication, change management, crisis communications and public affairs counseling. The Hill & Knowlton network also includes the businesses of Penn, Schoen & Berland, Blanc & Otus, Wexler & Walker Public Policy Associates and Sparks & Noble and Dome Communications (both acquired in 2004).

Ogilvy Public Relations Worldwide. OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide. The OPR network also includes the business of BWR, its entertainment offering, which created a new product placement division in 2004.

Cohn & Wolfe. C&W, an international public relations agency, was established in 1970 and offers marketing-related public relations for its clients. C&W provides its clients with business results and marketing communications solutions.

GCI Group. GCI Group, a global public relations firm, has expertise in five practices: healthcare, corporate, consumer marketing, technology and media relations.

Others. The Group includes a number of other companies specialising in public relations and public affairs, including BKSH, Blanc & Otus, Buchanan Communications, Bulletin, Clarion Communications, Finsbury, Quinn Gillespie, Robinson Lerer & Montgomery and Timmons and Company.

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

Branding and identity

Enterprise IG. Enterprise IG is a global brand agency, with 27 offices in 20 countries.

Addison. Addison is a corporate marketing consultancy. It deals with the reputation management and communication requirements (outside public relations) of large organisations at the corporate or head office level.

Lambie-Nairn. Lambie-Nairn is a branding agency whose work extends from strategic brand consultancy, working with clients to define their brand architecture, positioning and strategy, to on-screen TV identity design to major corporate design work for major multinational clients.

Warwicks. Warwicks is a design and publishing company, specialising in the design and production of sales, promotion, public relations and service literature for a diverse range of companies.

BDG McColl. BDG McColl is an architecture and design practice specialising in the design of commercial buildings and interiors.

BDGworkfutures. BDGworkfutures is an international design consultancy focusing on strategy and design for working environments.

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

Fitch. Fitch is a leading brand and design consultancy, operating across the three main geographical areas (Europe, the United States, and Asia Pacific) for multinational clients and for those regional clients standing to benefit from a globally informed interdisciplinary approach. Through trends forecasting, strategy, and design, Fitch creates content and design solutions for its clients. Rodney Fitch, who founded the agency in 1972, rejoined in 2004 as Chairman and CEO of Fitch.

MJM Creative. MJM is a full-service communications company for live events, meetings, exhibits, trade shows, brand theater and training, serving clients around the world.

Healthcare marketing and communications

The Company has extensive expertise in healthcare marketing and communications services. CommonHealth, Sudler & Hennessey and Ogilvy Healthworld (formed by the merger of Ogilvy Healthcare and Healthworld Communications Group in 2004) offer three of the most comprehensive specialist healthcare communications networks in the world. Grey Healthcare Group was acquired in March 2005 as part of the Grey acquisition.

Specialist communications

Interactive, promotion and relationship marketing

The Company has a number of operating businesses in this category, including:

•	OgilvyOne Worldwide is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	Wunderman is an integrated marketing solutions company that delivers customer relationship management services to its clients. Wunderman combines strategic consulting, data-driven and creative marketing services, the Internet, and the latest information technologies to drive and measure business results for its clients. Wunderman is part of Young & Rubicam Brands.

•	KnowledgeBase Marketing, a Wunderman company, is a single source provider of integrated information-based marketing solutions to businesses in targeted high-growth industries. KBM delivers its integrated business solutions services by creating consolidated databases, and then designing, implementing and evaluating database marketing programs for clients. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	141 Worldwide is a global marketing services network whose offers include direct marketing, customer relationship management, promotional marketing, interactive solutions, sports and entertainment marketing, field marketing, public relations and media broadcast public relations.

•	rmg:connect is a global operation which, effective in December 2004, consolidates all of JWT’s customer relationship marketing offerings.

•	A. Eicoff & Co specialises in targeted cable and broadcast television advertising.

•	Einson Freeman is a US-based promotion marketing agency.

•	EWA specialises in customer service and loyalty support programs, with units specialising in government, education, the automobile industry, retail and agriculture.

•	VML, headquartered in Kansas City, specialises in full service integrated on-line and traditional advertising.

•	Mando Brand Assurance is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•	Headcount Worldwide Field Marketing joined specialist communications as part of the Cordiant acquisition. Headcount offers field marketing and brand development services, supported by strong customer relationship skills.

Custom media

•	Forward is a custom media business which specialises in direct customer communications programmes.

•	Spafax specialises in the aviation sector.

Real Estate

•	Pace is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

Corporate/B2B

•	Ogilvy Primary Contact is a leading UK-based provider of business-to-business, financial and corporate advertising.

Youth marketing

•	The Geppetto Group assists clients in communicating their products and services to the youth market (children and teens) and implementing creative branding solutions.

Demographic marketing

•	The Bravo Group, Kang & Lee and Mendoza Dillon create multi-cultural marketing and communications programs targeted to the fast-growing US Hispanic and Asian communities. Their multi-disciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The Bravo Group and Kang & Lee are part of Young & Rubicam Brands. WING Latino Group, a full-service marketing communications company specialising in targeting the Latino market in the US, was acquired in March 2005 as part of the Grey acquisition.

Foodservice

•	The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions.

Sports marketing

•	Global Sportnet is a German-based sports marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European soccer matches and the sponsorship consultancy of blue-chip clients across various sports. They also launched the Performance joint venture with MindShare to create a dedicated sports and entertainment sponsorship consultancy.

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

•	Premiere Group. Premiere is a London-based sports and entertainment marketing consultancy.

Technology

•	Banner Corporation is a European marketing communications firm specialising in the technology sector. Banner is part of Young & Rubicam Brands.

Media & production services

•	Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

Manufacturing

The original business of the Company remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

WPP Group plc

WPP, the parent company, develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. The principal activity of the Group is the provision of communications services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways:

•	First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations) are co-ordinated centrally.

•	Secondly, the parent company encourages and enables operating companies of different disciplines to work together, both for the benefit of clients and for the job satisfaction of our people. In the management of talent (including recruitment and training), property management, procurement, information technology and knowledge sharing, the parent company plays an across-the-Group role.

•	And finally, more recently, WPP itself can function as the 21st century equivalent of the full-service agency. For a minority of clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

The parent company operates with a limited group of approximately 250 people at the centre in London, New York, Hong Kong and Sao Paolo.

WPP Strategy

The Group has three strategic priorities:

•	First in the short term, having weathered the recession successfully, to build on the strong base we have established;

•	Second, in the medium term, to continue to integrate successfully the acquisitions of Young & Rubicam Brands and Grey;

•	Third, in the long term or over the next five to ten years, to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 20% to one-third; to increase the share of revenues of marketing services from around 54% to two-thirds; and to increase the share of more measurable marketing services such as information insight & consultancy, direct, interactive and internet – from around one-third of our revenues to 50%.

Clients

The Company’s structure of independent, autonomous companies and associates allows it to provide a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients and to serve their increasingly complex and diverse geographic needs. The Company serves over 330 clients in three or more disciplines, more than 230 clients in four disciplines and nearly 200 of our clients in six or more countries. All together, the Company now serves more than 300 of the Fortune Global 500, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. The Company’s ten largest clients in 2004, measured by revenues, were Altria, American Express, BAT, Ford, GlaxoSmithKline, IBM, Nestle, Pfizer, Unilever and Vodafone. Together, these clients accounted for approximately 31% of the Company’s revenues in 2004. No client of the Company represented more than 8% of the Company’s aggregate revenues in 2004. The Group companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions

Total initial cash consideration spent on acquisitions and investments was £113 million in 2004. WPP or its operating companies acquired or made an investment in a number of companies in 2004, identified below:

Name	Country
Advertising and Media investment management
Digit	UK
Plush	Australia
Marketing Communication Group	Canada
Northcote[1]	Chile
Y&R Chile[1]	Chile
Effort Advertising	China
Newsun Insight	China
KR Media	France
Concept Media[1]	Germany
Sponsorcom	Germany
DY&R India[1]	India
O&M India[1]	India
AdForce[1]	Indonesia
Logic	Japan
Operans[1]	Netherlands
Parintex[1]	Poland
Ablea	South Korea
Diamond[1]	South Korea
Focus Media	Spain
Y&R Vinizius[1]	Spain
Stenstrom	Sweden
MediaCore	Taiwan

Information, insight and consultancy
Cannondale Associates	USA
Da Vinci Healthcare Partners	USA
Marketing and Planning Systems (MaPS)	USA
AGB Group[1,2]	Italy

Public relations and public affairs
Chime Communications[1]	UK
Dome	USA

Specialist communications
The Farm[1]	UK
Retail Planning Associates	USA
Lewis Kahn Staniford (LKS)	Australia
NZP (Netherlands)	Netherlands
141 Romania[1]	Romania
MediaPro	Spain

Notes

[1]	Increased stake
[2]	In 2005, the Group formed a 50/50 joint venture with VNU, combining the AGB Group and the non-US television audience measurement service of Nielsen Media Research. The joint venture operates under the name AGB Nielsen Media Research.

In the first quarter of 2005, in addition to the completion of the acquisition of Grey, the Group made acquisitions or increased equity interests in advertising and media investment management in the United Kingdom, Denmark and Argentina; in information, insight and consultancy in Hong Kong; in public relations and public affairs in Denmark; in healthcare in the United States, Netherlands and Switzerland; and in direct, internet and interactive in the United States.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications (including direct, promotion and relationship marketing). A listing of the Group brands operating within these business segments as at 10 May 2005 is set forth below.

Advertising	Media investment management
ADK[1]	Group M:
Bates Asia	The Digital Edge[5]
Batey/Red Cell	MAXUS
Berlin Cameron/Red Cell	MediaCom
Brand Buzz[4]	Mediaedge:cia
The Campaign Palace	MindShare
Dentsu Young & Rubicam (DY&R)[1,4]	mOne Worldwide
Diamond Ad	Outrider[5]
Equus/Red Cell[1]	Wunderman Media[5]
Grey Worldwide[6]	Other media agencies
LG Ad1	KR Media[3]
JWT	Portland Outdoor[7]
Marsteller Advertising[4]
Ogilvy & Mather Worldwide
Red Cell
Soho Square
Y&R4

Information, insight & consultancy	Public relations & public affairs
The Kantar Group:	BKSH[4]
Added Value Group	Blanc & Otus
BPRI	Buchanan Communications
Cannondale Associates	Bulletin
Center Partners	Burson-Marsteller[4]
Fusion 5	Chime Communications PLC[1]
Glendinning	Clarion Communications
HeadlightVision	Cohn & Wolfe[4]
The Henley Centre	Finsbury
IMRB International	GCI Group[6]
KMR Group	Hill & Knowlton
–AGBNielsen Media Research[2]	Ogilvy Public Relations Worldwide
–BMRB International	Penn, Schoen & Berland
–IBOPE Media Information[1]	Quinn Gillespie
–Marktest[1]	Robinson Lerer & Montgomery[4]
–Mediafax	Timmons and Company
Lightspeed Research	Wexler & Walker Public Policy Associates
Management Ventures
Mattson Jack Group
Millward Brown
pFour Consultancy
Research International
Ziment
Other marketing consultancies
OHAL
Quadra Advisory[1]

Branding & identity	Direct, promotion & relationship marketing	Specialist communications
CB’a	A. Eicoff & Co	Corporate/B2B
Enterprise IG	Brierley & Partners[1]	Brouillard
Landor Associates[4]	Dialogue Marketing	Ogilvy Primary Contact
The Partners[4]	Einson Freeman	Custom media
Addison Corporate Marketing	EWA	Forward
BDGMcColl	FullSIX[1]	Spafax
BDGworkfutures	Good Technology[5]	Demographic marketing
Coley Porter Bell	The Grass Roots Group[1]	The Bravo Group[4]
Dovetail	Grey Synchronized Partners[6]	Kang & Lee[4]
Fitch	-Grey Direct[6]	Mendoza Dillon
Lambie-Nairn	-Grey Interactive[6]	UniWorld[1]
MJM Creative	-G2 Worldwide[6]	WING Latino[6]
Walker Group	-J. Brown[6]	Employer branding/recruitment
Warwicks	Headcount Worldwide Field Marketing	JWT Specialized Communications
Healthcare	High Co1	Event marketing
CommonHealth	Imaginet	PCI Fitch
Feinstein Kean Healthcare	KnowledgeBase Marketing[4]	Foodservice
Grey Healthcare Group[6]	Mando Brand Assurance	The Food Group
Ogilvy Healthworld	Maxx Marketing	Sports marketing
Sudler & Hennessey[4]	OgilvyOne Worldwide	Global Sportnet
	rmg:connect	Premiere Group
	RTC Relationship Marketing[4]	PRISM Group
	Savatar	Entertainment marketing
	syzygy[1]	Alliance[6]
	VML	Youth marketing
	Wunderman[4]	The Geppeto Group
	141 Worldwide	G WHIZ[6]
Real estate
Pace
Technology
Banner Corporation[4]
Media and production services
Clockwork Capital[1]
The Farm Group
MEDIApro Group[1]
Metro Group

WPP Knowledge Communities
The Channel
The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Minority investment
[4]	Part of Young & Rubicam Brands
[5]	A Mediaedge:cia company
[6]	Part of Grey Global Group
[7]	Merging with PPL to create Kinetic Worldwide

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

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather	675,700

466 Lexington Avenue, New York, NY	JWT, Hill & Knowlton	456,100

777 Third Avenue, New York, NY	Grey Global Group[1]	439,100

230 Park Ave South, New York, NY	Burson-Marsteller, Bravo, Landor, Sudler & Hennessey	328,000

498 Seventh Avenue, New York, NY	MindShare, 141	204,200

500 Woodward Avenue, Detroit, MI	JWT, MindShare	183,300

Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather	150,500

350 North Orleans, Chicago, IL	Ogilvy & Mather, MindShare, OPR	126,600

233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Mediaedge:cia, Landor	122,100

27-8 Chamwon-Dong Seochkuy, Seoul, South Korea	Diamond Ad Ltd.	118,700

114 Fifth Avenue, New York, NY	Grey Global Group[1]	116,200

825 Seventh Avenue, New York, NY	Mediaedge:cia	109,800

10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	104,200

222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton	101,500

Greater London House, London, UK	Y&R Advertising, Wunderman	91,000

[1]	Upon completion of the merger with Grey Global Group as at 7 March 2005

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of 31 December 2004, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £177.0 million.

The task of improving property utilisation continues to be a priority for the Group, with a portfolio of approximately 14.5 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7% in the medium term. At the end of 2003 the establishment cost to revenue ratio reduced to 7.9% and by December 2004 this ratio improved further to 7.6%, driven by better utilisation and higher revenues. There should be further opportunities to improve utilisation in the future, as we integrate 2.8 million square feet of property within Grey into the portfolio.

See note 2 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2004, under non-cancelable operating leases of the Company.

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

In 2004, 46% of the Company’s consolidated revenues were derived from Advertising and media investment management, with the remaining 54% of its revenues being derived from the marketing services segments.

The Group has established the following financial and strategic objectives:

•	To continue to raise operating margins (excluding goodwill amortisation and impairment) to the levels of the best performing competition. This performance measure is consistent with management’s performance measures presented in accordance with SFAS 131, Disclosures about Segments of Enterprise and Related Information (“SFAS 131”). 2005 margins, including Grey, are projected to reach 14.3%. The margin objective for 2006 is 14.8% and in 2007 we could cross 15% for the first time. In mid-2006 we will give guidance on margins beyond 15% as we examine how we might reach our long term goal of 20%. These margins are on a UK GAAP basis.

•	To continue to maintain the flexibility in the Group’s cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. We reached a peak level of flexibility historically in 2004 with our variable staff costs at 7.1% of revenues.

•	To improve total share owner return by maximising the return on investment on the Company’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

•	To continue to enhance the contribution of the parent company, beyond that of a financial holding company, that can add value both to its clients and its people.

•	To place greater emphasis on revenue growth through our practice development activities achieving our strategic priorities referred to in Item 4, strengthening our position in our business sectors, enhancing our leadership position in Information, insight and consultancy, and reinforcing our worldwide strength in direct and interactive marketing and research.

•	To improve further the quality of our creative output by increasing training and development programs, by recruiting talent from outside, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Consolidated Financial Statements have been prepared in accordance with UK GAAP. See pages F-30 to F-49 of the Consolidated Financial Statements, which contain a discussion and reconciliation of the principal differences between UK and US GAAP relevant to the Company.

The following table summarises certain financial information for purposes of management’s discussion and analysis:

			2004 vs 2003			2003 vs 2002
	2004	2003	+/(-)%	Constant currency +/(-)%	2002 Restated[1]	+/(-)%	Constant currency +/(-)%
	£m	£m			£m
Revenue	4,299.5	4,106.0	4.7	11.4	3,908.3	5.1	7.3

Operating costs excluding goodwill amortisation & impairment	(3,514.8)	(3,375.9)	(4.1)	(10.9)	(3,252.3)	(3.8)	(6.3)

Goodwill amortisation & impairment-subsidiaries	(75.0)	(77.7)	3.5	3.5	(177.7)	56.3	56.3

Operating costs	(3,589.8)	(3,453.6)	(3.9)	(10.6)	(3,430.0)	(0.7)	(2.9)

Operating profit	484.6	415.3	16.7	25.8	260.1	59.7	64.2

Income from associates	48.1	40.5	18.8	23.5	30.0	35.0	32.3

Operating income, including income from associates	532.7	455.8	16.9	25.6	290.1	57.1	60.8

Goodwill amortisation & impairment-associates	(3.5)	(34.3)	89.8	89.8	—

Net income available to ordinary share owners	292.3	208.4	40.3	57.2	75.6	175.7	204.8

[1]	Restated on implantation of UITF 38 (Accounting for ESOP Trusts).

We believe prospects for the industry in 2005 are good but not as strong as the quadrennial year of 2004, when a US Presidential election, the Olympic Games and European Football Championships all stimulated growth. We expect worldwide advertising and marketing services spending to grow at 2-3% in 2005, compared to 3-4% in 2004, with marketing services outpacing advertising.

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

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)
	2004	2003	2004	2003
North America	-1.6	-2.6	+9.7	+5.8

United Kingdom	+9.6	+7.4	+9.6	+7.4

Continental Europe	+5.1	+16.1	+7.6	+6.5

Asia Pacific, Latin America, Africa & the Middle East	+14.8	+7.3	+23.7	+13.0

Total Group	+4.7	+5.1	+11.4	+7.3

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)
	2004	2003	2004	2003
Advertising & Media investment management	+3.9	+7.0	+10.8	+9.2

Information, insight & consultancy	+5.9	+5.9	+11.5	+6.8

Public relations & public affairs	-1.3	-4.2	+6.5	-0.6

Branding & identity, Healthcare & Specialist communications	+8.1	+5.5	+14.6	+8.0

Total Group	+4.7	+5.1	+11.4	+7.3

Performance of the Group’s businesses is reviewed by management based on profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs. A table showing these amounts by segment for each of the three years ended 31 December 2004 is presented, in accordance with SFAS 131, in note 1 to the Consolidated Financial Statements. Related performance margins by region and business segment are shown below.

	2004	2003	2002 Restated[1]
North America	15.9%	14.8%	13.6%

United Kingdom	11.2%	10.8%	10.6%

Continental Europe	12.4%	11.3%	10.4%

Asia Pacific, Latin America, Africa & the Middle East	15.6%	13.5%	11.3%

Advertising & Media investment management	16.1%	15.3%	14.9%

Information, insight & consultancy	9.9%	7.1%	7.0%

Public relations & public affairs	14.0%	13.0%	10.3%

Branding and identity, Healthcare & Specialist communications	13.6%	12.8%	10.9%

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

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

Advertising and media investment management like-for-like growth was over 3%, or almost 6% excluding the impact of the acquisition of Cordiant. Information, insight and consultancy seems to have been the most recession resistant communications service in the Group. Like-for-like revenues in this segment were up over 4%. The difficulties at Kantar’s call centre operations in the US have now been overcome, with significant improvement in 2004. Public relations and public affairs continued its recovery first seen in the last quarter of 2003, with like-for-like revenue growth of over 3%. In Branding and identity, Healthcare and Specialist communications the Group’s healthcare and direct, internet and interactive businesses showed particularly strong revenue growth. Like-for-like revenues in this segment rose by over 5%.

Geographically, all regions showed revenue growth in 2004 on a constant currency basis, with Asia Pacific, Latin America, Africa and the Middle East growing fastest and crossing $1 billion of annual revenues for the second time.

2004 compared with 2003

Revenues—Reported revenues were up almost 5% in 2004 to £4,299.5 billion from £4,106.0 billion in 2003. On a constant currency basis, revenue increased by over 11%, with all regions showing revenue growth, as detailed in the table above. For 2004, acquisitions completed during the year contributed revenue of £63.6 million in the aggregate. The contribution of aggregate acquisitions completed in 2003 to revenue in that year was £183.4 million. On a like-for-like basis revenues were up over 4.0%, or 5.6% excluding the impact of the acquisition of Cordiant. Like-for-like revenues were up over 2% in the first half of 2004 and up almost 6% in the second half. Sequential quarters in 2004 were up 1.8%, 3.0%, 5.7% and 5.7%.

Operating costs—Reported operating costs excluding goodwill amortisation and impairment, including direct costs, rose in 2004 by almost 4%, and by almost 11% in constant currency (over 3% on a like-for-like basis) from the previous year. Staff costs excluding incentives in 2004 were up almost 5%, with salaries and freelance costs up 5.1%. Charges for incentive payments totaled £160.6 million in 2004 (£130.4 million in 2003) or over 22% (compared with almost 21% in 2003) of operating profit before bonuses, taxes and income from associates. The reported staff cost to gross margin ratio increased in 2004 to 61.4% from 61.1% in 2003. Excluding incentives, this ratio fell 0.2 margin points in 2004 to 57.5% from 57.7% in 2003. Variable staff costs as a proportion of total staff costs increased to 12.2% in 2004 from 11.0% in 2003 and, as a proportion of revenues, increased to 7.1% from 6.3%. Non-staff costs fell as a proportion of revenues from 24.6% in 2003 to 23.4% in 2004 partly reflecting a reduction in the Group’s property cost to revenue ratio following actions taken in 2003 and a reduction in information technology costs.

In 2003, goodwill amortisation and impairment of subsidiaries included £48.2 million taken as an impairment charge primarily reflecting accelerated amortisation of goodwill on first generation businesses which suffered in the recession. Although 2004 was a stronger year than 2003, some first generation businesses which had been acquired continued to suffer and an impairment charge of £36.0 million has been taken. Goodwill amortisation on subsidiaries was £39.0 million in 2004 as compared to £29.5 million in 2003.

Operating profit—Reported operating income was up over 16% to £484.6 million in 2004 from £415.3 million in 2003. Reported operating margins increased from 10.1% to 11.3%. Reported operating income, including income from associates, was £532.7 million in 2004, also up over 16% from £455.8 million in 2003. Reported operating margins, including income from associates, were 12.4% and 11.1% in 2004 and 2003, respectively. Margins were negatively impacted by 1.7% in 2004 and 1.9% in 2003 due to goodwill amortisation and impairment taken on subsidiaries in each year. Therefore, operating margins, including income from associates, increased to 14.1% in 2004 from 13.0% in 2003 before goodwill amortisation and impairment. For 2004, acquisitions completed during the year contributed operating income of £12.9 million in the aggregate. For 2003, acquisitions completed during the year contributed operating income in that year of £16.4 million in the aggregate.

The Group has released £14.0 million in 2004 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2003. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. In 2003, £12.0 million of excess provisions were released in respect of acquisitions completed prior to 2002.

Goodwill amortisation and impairment—associates—In 2003, goodwill amortisation and impairment consisted of £30.8 million of impairment and £3.5 million of amortisation. In 2004, goodwill amortisation of £3.5 million was recorded.

Interest expense—Net interest expense (including charges for the early adoption of Financial Reporting Standard No. 17, Retirement Benefits, or “FRS 17” of £9.5 million in 2004 and £11.5 million in 2003) decreased from £71.6 million in 2003 to £70.7 million in 2004, principally reflecting improved average net debt levels and a lower FRS 17 charge, largely offset by higher interest rates.

Taxes—The Company’s tax rate on reported profits in 2004 was 30.7 % compared to 34.9% in 2003. This decrease is due to lower goodwill impairment charges in 2004. Goodwill amortisation and impairment, net interest charges on defined benefit pension schemes, and fixed asset gains and write-downs impacted the tax rate by 5.0% and 9.1%, in 2004 and 2003, respectively. Therefore, the tax rate excluding goodwill amortisation and impairment, and net interest charges on defined benefit pension schemes, in 2004 was 25.7%, similar to the 25.8% in 2003, reflecting the continued positive impact of the Group’s tax planning initiatives.

Net income—Net income available to ordinary share owners was £292.3 million in 2004 against £208.4 million in 2003. The increase was driven by improved operations, reduced interest charges, decreased goodwill impairment charges in 2004 and the effect of a reduced reported tax rate in 2004 as compared to 2003.

2003 compared with 2002

Following the implementation of UITF38, the Group has restated its consolidated profit and loss account for the year ended 31 December 2002 to increase operating costs by £12.4 million.

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

Operating costs—Reported operating costs excluding goodwill amortisation and impairment, including direct costs, rose on a like-for-like basis in 2003 by 4%, and by almost 7% in constant currency (0.3% on a like-for-like basis) from the previous year. Staff costs excluding incentives on a like-for-like basis in 2003 were up 0.2%, with salaries and freelance costs down 0.9%. Charges for incentive payments totaled £130.4 million in 2003 (£102.5 million in 2002) or almost 21% (compared with 19% in 2002) of operating profit before bonuses, taxes and income from associates. The reported staff cost to gross margin ratio increased in 2003 to 61.1% from 60.8% in 2002. Excluding incentives, this ratio fell 0.3 margin points in 2003 to 57.7% from 58.0% in 2002. Variable staff costs as a proportion of total staff costs increased to 11.0% in 2003 from 9.7% in 2002 and, as a proportion of revenues, increased to 6.3% from 5.6%. Non-staff costs fell as a proportion of revenues from 25.7% in 2002 to 24.6% in 2003 primarily reflecting a reduction in the Group’s property costs following actions taken in 2002 to eliminate under-utilised property.

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

Operating profit—Reported operating income was up almost 60% to £415.3 million in 2003 from £260.1 million in 2002. Reported operating margins increased from 6.7% to 10.1%. Reported operating income, including income from associates, was £455.8 million in 2003, up over 57% from £290.1 million in 2002. Reported operating margins, including income from associates, were 11.1% and 7.4% in 2003 and 2002, respectively. Margins were negatively impacted by 1.9% in 2003 and 4.6% in 2002 due to goodwill amortisation and impairment taken on subsidiaries in each year. Therefore, operating margins, including income from associates, increased to 13.0% in 2003 from 12.0% in 2002 before goodwill amortisation and impairment. For 2003, acquisitions completed during the year contributed operating income of £16.4 million in the aggregate. The contribution of aggregate acquisitions completed in 2002 to operating income in 2002 was not material.

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

Taxes—The Company’s tax rate on reported profits in 2003 was 34.9% compared to 53.6% in 2002. This decrease is due to lower goodwill impairment charges in 2003. Goodwill amortisation and impairment, net interest charges on defined benefit pension schemes, and fixed asset gains and write-downs impacted the tax rate by 9.1% and 27.0% in 2003 and 2002, respectively. Therefore, the tax rate excluding goodwill amortisation and impairment, and net interest charges on defined benefit pension schemes, in 2003 was 25.8%, compared to 26.6% in 2002, reflecting the continuing strength of the Group’s tax planning initiatives.

Net income—Net income available to ordinary share owners was £208.4 million in 2003 against £75.6 million in 2002. The increase was driven by improved operations, reduced interest charges, decreased goodwill impairment charges in 2003 and the effect of a reduced reported tax rate in 2003 as compared to 2002.

Results of Operations Under US GAAP

The Company’s Consolidated Financial Statements included elsewhere herein have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP.

For the year ended 31 December 2004, net income under US GAAP was £149.3 million compared with net income of £110.3 million and £53.5 million, respectively, in 2003 and 2002. The corresponding figures under UK GAAP were net income of £292.3 million, £208.4 million and £75.6 million, respectively. See pages F-30 to F-49 of the Consolidated Financial Statements for a discussion and reconciliation of the principal differences between US GAAP and UK GAAP that affect the Group’s financial statements. The resulting aggregate impact of US GAAP adjustments was to reduce net income by £143.0 million, £98.1 million and £22.1 million, respectively, in each year.

The negative impact of US GAAP adjustments on net income increased in 2004 by £44.9 million as compared to 2003. This variance is driven principally by a £46.6 million increase in contingent consideration deemed as compensation and a £16.1 million charge related to liabilities which had been derecognised under UK GAAP, partially offset by a lower charge for the change in market value of derivatives of £17.6 million.

The negative impact of US GAAP adjustments on net income increased in 2003 by £76 million as compared to 2002. This variance is driven principally by the recognition of £48.9 million of income in 2002 reflecting the increase in market value of derivatives and £30.3 million of incremental tax expense recognised in 2003 under US GAAP but not under UK GAAP. The £17.9 million reduction in income recorded in 2003 principally reflects the subsequent reduction in market value of certain derivative financial instruments terminated during the year.

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

The Company spent £224.5 million, £398.6 million (net of the £75 million in proceeds from the sale of Cordiant’s interest in Zenith Optimedia Group) and £343.4 million for acquisitions and investments in 2004, 2003 and 2002, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of tangible fixed assets was £95.6 million, £93.9 million and £100.5 million, respectively, and cash spent on share repurchases and cancellations was £88.7 million, £23.1 million and £75.9 million, respectively.

As we expect that necessary capital expenditure will remain equal to or less than the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs. In 2004, 13.4 million ordinary shares, or 1.1% of our share capital, were repurchased and cancelled at a total cost of £73.7 million and average price of 550p. An additional £15.0 million was spent on share purchases by the ESOPs. See Item 6 for a further description of the ESOPs.

The Company has decided to increase the final dividend on its ordinary shares by 20% to 5.28p per share, taking the full year dividend to 7.78p per share for 2004. In addition, the Company intends to continue to repurchase up to 2% of its share base in the open market at an approximate cost of £150 million, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the turnover or gross billings figure which was 4.6 times the annual revenue of the Group in 2004. The inflows and outflows associated with the media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

USA bonds—During 2004, the Group issued $650 million of 5.875% bonds due 2014. Proceeds from this were applied to assist in the redemption of €350 million 5.125% bonds due 2004 and the Young & Rubicam 3% convertible bonds due January 2005. The Group also has in issue $200 million of 6.625% bonds due 2005 and $100 million of 6.875% bonds due 2008.

At 31 December 2004 the Group was party to interest rate swap agreements on an amount of $400 million under which it is paying floating rates based on the relevant London Interbank Offering Rate (“LIBOR”) plus a margin and receiving a fixed rate of 5.875%. These swaps expire in 2014 and have the effect of converting a portion of the 5.875% bonds due 2014 from a fixed to a floating rate of interest.

Eurobond—The Group has in issue €650 million of 6.0% bonds due 2008 and during 2004, repaid €350 million of 5.125% bonds.

During 2003, the Group re-issued €45 million of bonds in the open market at a price of 105.18%. These bonds were purchased in the open market during 2002 at a price of 94.72%. The total proceeds received were €49.9 million including accrued interest. The gain on the transaction of €2.3 million was deferred and is being recognised as interest income in the profit and loss account over the remaining life of the Eurobond.

At 31 December 2004 the Group was party to interest rate swap agreements on an amount of €400 million under which it is paying floating rates based on the relevant European Interbank Offering

Rate (“EURIBOR”) plus a margin and receiving a fixed rate of 6%. These swaps expire in 2008 and have the effect of converting a portion of the 6% Eurobonds due 2008 from a fixed to a floating rate of interest.

Revolving credit facility—The Group’s debt is also funded by a five-year $750 million Revolving Credit Facility due September 2006. The Group’s syndicated borrowings drawn down, predominantly in US dollars, under this agreement averaged $79.4 million during 2004 at an average interest rate of 1.5% inclusive of margin. Borrowings under the Revolving Credit Facility and certain of our other debt instruments are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. We are currently in compliance with both covenants. The Group had available undrawn committed facilities of £391 million at 31 December 2004.

Interest on the Company’s borrowings under the Revolving Credit Facility is payable at a rate equal to the relevant London Interbank Offered Rate (“LIBOR”) plus a margin of between 0.4% and 0.475%.

Convertible bonds—In October 2000, with the purchase of Young & Rubicam, the Group acquired $287.5 million of 3% convertible bonds which were redeemed on their due date, 15 January 2005.

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

In March 2005, with the acquisition of Grey, the Group acquired $150 million of 5% convertible debentures due 2033. At the time of the acquisition, certain of the terms of the debentures were amended. These amendments included granting holders the right to redeem the debentures at par on 28 October 2008, 2010 and 2013. WPP has also guaranteed all of Grey’s obligations in the indenture agreement.

Working capital facilities—Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. For further details on working capital facilities refer to Item 5E below.

Current asset investments/liquid resources—At 31 December 2004, the Group had £244.0 million (2003: £401.8 million, 2002: £190.4 million) of cash deposits with a maturity greater than 24 hours.

We believe that cash provided by operations and funds available under our credit facility will be sufficient to meet the Group’s anticipated cash requirements based upon our current forecast funding requirement and our ability to access capital and bank markets to refinance maturing debt.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The world economy continued to grow in 2004, after the pickup in 2003, driven by activity in the United States, Asia Pacific, Latin America, the Middle East, Russia and the CIS countries. While the Company’s like-for-like revenues have grown beyond market expectations, like-for like average headcount has remained almost constant, up only 0.3%

The Company’s budgets for 2005 have been prepared by management on a conservative basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 3-4%, with balanced growth in the first and second half of the year. They also indicate similar growth for both advertising and marketing services revenues.

The Group’s revenues for the first three months of 2005 were £1,114.5 million, increasing by over 16% over the first quarter of 2004. Constant currency revenues were up over 16% primarily reflecting strong organic growth and a first-time contribution from Grey from 7 March. The impact of currency in the first quarter of 2005 was minimal. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up almost 6%. Net debt at 31 March 2005 was £938 million, compared to £825 million at 31 March 2004 (at constant exchange rates). Average net debt in the first quarter of 2005 was £586 million compared to £826 million in the corresponding period in 2004, at 2005 exchange rates. In January 2005 the $288 million 3% convertible bond issued by Y&R Inc. in 2000 was redeemed at par from existing resources, resulting in the expiry of the associated rights into 16.3 million WPP shares. In the 12 months to 31 March 2005, the Group’s free cash flow was £572 million. Over the same period, the Group’s expenditure on capital, acquisitions, share repurchases and cancellations was £646 million (including a £384 million gross cash payment for Grey).

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

In the event the facility is terminated, the Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse from the Group is not available.

The securitisation is accounted for under a linked presentation in accordance with UK GAAP, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet. Gross debts of £545.7 million, less non-returnable proceeds of £261.0 million, are included in debtors within the Group’s working capital facilities at 31 December 2004, compared to £507.5 million of gross debts, less non-returnable proceeds of £280.4 million, at 31 December 2003. See the notes to the reconciliation to US accounting principles in Item 18 of this report for discussion of the accounting treatment for the securitisation under US GAAP.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2004, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2005	2006	2007	2008	2009	Beyond 2009
Contractual obligations:
Long-term debt[1]	458.7	—	—	—	458.7	—	—

Eurobonds	446.2	—	—	446.2	—	—	—

Sterling Convertible Bonds	498.1	104.3	—	5.7	52.2	—	335.9

US Bonds

Y&R Convertible Note	150.1	150.1	—	—	—	—	—

Other	30.3	10.4	2.5	1.4	—	—	16.0

Subtotal	1,583.4	264.8	2.5	453.3	510.9	—	351.9

Interest Payable	30.9	15.3	6.0	6.0	3.1	0.1	0.4

Operating leases	1,032.2	201.6	229.9	139.2	119.3	109.7	232.5

Capital Commitments	30.9	30.9	—	—	—	—	—

Investment Commitments	6.5	3.2	2.8	0.5	—	—	—

Estimated obligations under acquisition earnouts	298.6	146.6	65.0	61.0	3.4	21.4	1.2

Total	2,982.5	662.4	306.2	660.0	636.7	131.2	586.0

Notes

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2004 of £333.0 million.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes will be paid as they fall due. Our advisors indicate that further average cash contributions of approximately £12-£13 million per annum would be necessary to fully fund all funded pension schemes over the remaining expected funding period.

Cash Flows

2004. As at 31 December 2004, the Group’s net debt was £300 million, down £62 million from £362 million in 2003. Net debt averaged £810 million in 2004, down £412 million against £1,222 million in 2003 (down £323 million at 2004 exchange rates).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2004, operating profit before goodwill amortisation and impairment was £560 million, capital expenditure £96 million, depreciation £103 million, tax paid £101 million, returns on investments and servicing of finance of £73 million and other net cash inflows of £55 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £448 million. This free cash flow was partially absorbed by £218 million in net acquisition payments and investments, share repurchases and cancellations of £89 million and dividends of £82 million.

The Group bases its internal cash flow objectives on free cash flow. Free cash flow is a non-GAAP financial measure. Management believes free cash flow is meaningful to investors because it is the measure of our funds available for acquisition-related payments, dividends to shareowners, and share repurchases. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

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

The Company more than met its objective of covering acquisition payments and share repurchases and cancellations from free cash flow, even after including dividends.

A tabular reconciliation of free cash flow is shown below.

	2004	2003	2002 Restated[1]
	£m	£m	£m
Net cash flow from operating activities	690.0	942.0	779.9

Plus:
Dividends received from associates	18.5	15.6	9.4

Proceeds from the issue of shares[2]	17.9	18.1	24.4

Proceeds from sale of tangible fixed assets	9.3	8.7	10.2

Proceeds from disposal of investments[3]	9.3	11.0	3.3

Less:
Improvements in working capital and provisions	(25.1)	(320.6)	(222.9)

Loss on sale of tangible fixed assets	(1.9)	(0.9)	(2.6)

Purchase of tangible fixed assets	(95.6)	(93.9)	(100.5)

UK and overseas tax paid	(101.3)	(93.6)	(85.0)

Returns on investments and servicing of finance	(73.3)	(38.3)	(78.2)

Free Cash Flow[4]	447.8	448.1	338.0

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	Excludes £100.2 million of proceeds from share placement in 2003.
[3]	Excludes proceeds of £75.0 million from disposal of interest in Zenith Optimedia Group in 2003.
[4]	Elsewhere in this report, free cash flow in 2004 has been rounded to £448 million (2003: £448 million in 2002: £336 million) . This is due to the components of the free cash flow reconciliation above being rounded to the nearest million in performing this calculation.

Capital Structure

At 31 December 2004, the Company’s capital base was comprised of 1,185,338,038 ordinary shares of 10 pence each.

Property Costs

The task of improving property utilisation continues to be a priority for the Group with a portfolio of approximately 14.5 million square feet worldwide. There should be further opportunities to improve utilisation in the future, as we integrate 2.8 million square feet of property within Grey into the portfolio.

Inflation

As in 2003 and 2002, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at 31 December 2004.

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

Goodwill and intangible fixed assets

The Company has a significant amount of goodwill and intangible fixed assets. In accordance with the guidance provided by SFAS 142, “Goodwill and Other Intangible Assets” under US GAAP and FRS 11, “Impairment of Fixed Assets and Goodwill” under UK GAAP, the Company annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. The estimates and assumptions about results of operations and cash flows that we make in connection with impairment testing, as described in more detail below, could differ materially from future actual results of operations and cash flows. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The 2004, 2003 and 2002 impairment reviews assessed whether the carrying value of goodwill was supported by the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal gross domestic product (“GDP”) have been assumed for each income generating unit. £36.0 million was taken as an impairment charge in 2004, and £79.0 million and £145.7 million in 2003 and 2002, respectively, primarily reflecting accelerated amortisation of goodwill on first generation businesses which have suffered in the recession.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) are based on reviews initially undertaken as at 31 December 2002 and then updated with respect to actual performance for the years ended 31 December 2003 and 2004. These reviews were carried out using a 10-year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks and reflect the economic cycles that occur within the global markets in which these companies operate. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10-year period growth is assumed to be in line with nominal GDP. The projections above include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s current weighted average cost of capital of 8.1%. Had the Group’s weighted average cost of capital not been reduced from 8.5% in 2003 to 8.1% in 2004, a potential impairment would have existed.

For certain acquisitions, where the directors consider it appropriate, goodwill is amortised over its useful life up to a 20-year period from the date of acquisition. At 31 December 2004, gross goodwill of £650 million was subject to amortisation under UK GAAP. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value. Under US GAAP, in accordance with SFAS 141, “Business Combinations”, additional intangible assets have been identified in connection with acquisitions with a gross carrying amount of £164.5 million, which are being amortised over a weighted average period of 6 years.

The financial statements depart from the specific requirement of UK companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above and the Company’s approach is consistent with UK GAAP under FRS 10, “Goodwill and Intangible Assets”. Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2004 would have been a charge of £260 million (2003: £250 million, 2002: £231 million) compared with a reported £42.5 million (2003: £33.0 million, 2002: £32.0 million).

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

In applying the proportional performance method of revenue recognition for both market research and other long-term contracts, management is required to make significant judgments, estimates and assumptions. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labor. As a result of the relationship between labor and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as proportion of expected total costs is used as an initial proportional performance measure. The indicative proportional performance measure is always subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measure take precedence since these are output measures.

Since project costs can vary from initial estimates, the reliance on total project cost estimate represents an uncertainty inherent in the revenue recognition process. Individual project budgets are reviewed regularly with project leaders to ensure that cost estimates are based upon up to date and as accurate information as possible, and take into account any relevant historic performance experience. Also, the majority of contracted services subject to proportional performance method revenue recognition are in relation to short term projects, averaging approximately 3 months. Due to this close and frequent monitoring of budgeted costs and the preponderance of short term projects, the impact of variances between actual and budgeted project costs has historically been minimal. The Company’s combined bad debt and work in process write-offs in the business segments where the proportional performance method of revenue recognition is applied was less than 1% of revenues in each of the three years ended December 31, 2004. The Company does not believe that the effect of these uncertainties, taken as a whole, will significantly impact their results of operations in the future.

Pension costs

Pension costs are accounted for in accordance with FRS 17, “Retirement Benefits” under UK GAAP and under US GAAP are determined in accordance with the requirements of SFAS 87, “Employers’ Accounting for Pensions”. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2004.

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

The Group’s pension deficit was £202.3 million as at 31 December 2004, compared to £198.9 million as at 31 December 2003. The pension deficit on plans in the UK increased as result of the introduction of new mortality tables used in the assumptions underlying the present value of scheme liabilities. Also in the UK, the discount rate decreased from 5.5% to 5.3% due to changes in economic conditions and specifically the lower yields available on high-quality UK corporate debt. In North America, the pension deficit reduction reflects increased pension contributions, partially offset by a decrease in the discount rate from 6.3% to 5.7% reflecting the lower yields available on high-quality US corporate debt.

Most of the Group’s pension scheme assets are held by its schemes in the United Kingdom and North America. In the United Kingdom, the forecasted weighted average return on assets decreased from 5.8% as at 31 December 2003 to 5.7% as at 31 December 2004, due to decreases in expected rates of return on corporate bonds. In North America, the Company reduced its expected rate of return on North American equities in light of the lower expected yields available in the market from 8.2% as at 31 December 2003, to 7.9% as at 31 December 2004. As a result, the forecasted weighted average return in North America decreased from 7.0% to 6.9%. Actual asset performance may differ from these assumptions and could have a material impact on the Company’s financial condition and results of operations.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. Our advisors indicate that further average cash contributions of approximately £12-13 million per year would be necessary to fully fund all funded pension schemes over their remaining expected funding period.

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

If it is our belief that it is more likely than not that some portion of these assets will not be realised, an income tax valuation allowance is recorded. Gross income tax valuation allowances under UK GAAP were £311.2 million in 2004. Under US GAAP there was an additional £42.5 million valuation allowance.

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

New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on its results of operations and financial position:

(i) Adopted in the current year:

FIN 46R

In December 2003, the FASB issued a revision to FASB Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (FIN 46R) which requires a variable interest entity (VIE) to be consolidated by a company that will absorb a majority of the VIE’s expected losses, receive a majority of the entity’s expected individual returns, or both, as a result of ownership, contractual or other financial interest in the VIE.

Prior to the adoption of FIN 46R, VIEs were generally consolidated by companies owning a majority voting interest in the VIE. The consolidation requirements of FIN 46R applied immediately to VIEs created after 31 January 2003, however, the FASB deferred the effective date for VIEs created before 1 February 2003 to the first reporting period ended after 15 March 2004. Adoption of the provisions of FIN 46R prior to the deferred effective date was permitted. The adoption of FIN 46R did not have a material impact on the Group.

(ii) To be adopted in future periods:

EITF 03-01

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-01). EITF 03-01 is applicable to (a) debt and equity securities within the scope of SFAS 115 (b) debt and equity securities within the scope of SFAS 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of SFAS 115 and not accounted for under APB 18’s equity method (e.g. investments in private companies). EITF 03-01 provides a step model to determine whether an investment is impaired and if impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The effective date for the prospective application of the EITF 03-01 impairment model to all current and future investments has been delayed by FASB Staff Position EITF 03-01-1. The required disclosures have been included in our financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value and that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective for the group from 1 January 2006. SFAS 123R requires public companies to account for shared-based payments using the modified-prospective method and permits public companies to also account for shared-based payments using the modified-retrospective method. Under the modified-prospective method, from the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date. The modified-retrospective method permits companies to restate, based on the amounts previously recognised under SFAS 123 for pro forma disclosure purposes, either all prior periods presented or prior interim periods in the year of adoption. The SFAS 123 pro forma disclosures given above show the impact of the Group adopting SFAS 123R in prior periods. The group has yet to determine whether it will adopt the modified-retrospective method.

SFAS 153

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 for nonmonetary exchanges of similar productive assets with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. We do not believe that the adoption of SFAS 153 will have a material impact on the Group’s consolidated results of operations or financial position.

New UK GAAP Accounting Pronouncements

UITF 38

Accounting for ESOP Trusts (UITF 38) requires the classification of the cost of shares held by the Group’s ESOP trusts as a deduction from share owners’ funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group’s incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the intrinsic value (market value) of the shares at grant date.

Following the implementation of UITF 38, the Group has restated its consolidated profit and loss account for the year ended 31 December 2002 (to increase operating costs by £12.4 million), and its consolidated balance sheet for the years ended 31 December 2003 (to reduce net assets by £251.8 million) and 31 December 2002 (to reduce net assets by £280.7 million). There was no material impact on the profit and loss account for the year ended 31 December 2003. The consolidated cash flow statement for the years ended 31 December 2003 and 31 December 2002 has also been restated to show the purchase of own shares by the ESOP Trusts within financing activities. Previously these purchases were shown within capital expenditure and financial investment.

Adoption of IFRS

From 1 January 2005, the Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS). The Group’s first IFRS results will be its interim results for the six months ended 30 June 2005 and the Group’s first Annual Report under IFRS will be for the year ending 31 December 2005.

The impact that the adoption of IFRS would have had on the Group’s 2004 results, balance sheet and cash flows was published in the Company’s trading statement on 22 April 2005 and is reproduced on pages F-50 to F-56. This unaudited information was prepared substantially on the basis of all IAS, IFRS and related interpretations, published by the International Accounting Standards Board (IASB) and in issue at that date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 10 May 2005 are as follows:

Philip Lader, age 59: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of RAND, Marathon Oil and AES Corporations, a member of the Council of Lloyd’s (Insurance Market), a trustee of the British Museum and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 60: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year.

Paul Richardson, age 47: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement and property. Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.

Howard Paster, age 60: Director. Howard Paster was appointed a director in January 2003. He was previously chairman and chief executive officer of Hill & Knowlton, Inc. He joined the WPP parent company in August 2002, overseeing WPP’s portfolio of public relations and public affairs businesses. He is also the director responsible for the Company’s corporate social responsibility policy. Prior to joining Hill & Knowlton Inc., he served as assistant to President Clinton and director of the White House Office of Legislative Affairs. He is a member of the board of trustees of Tuskegee University, president of the Little League Foundation and a member of the Council on Foreign Relations.

Mark Read, age 38: Strategy director. Mark Read was appointed a director in March 2005. He has been WPP’s Director of Strategy since 2002. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Esther Dyson, age 53: Non-executive director. Esther Dyson was appointed a director in 1999. She recently sold her business, EDventure Holdings, to CNET Networks, the US-based interactive media company. She remains editor of her newsletter, Release 1.0, and continues to host the annual PC Forum conference under CNET’s ownership. She is an acknowledged luminary in the information technology industry, highly influential for the past 20 years on the basis of her state-of-the-art knowledge of the online/information technology industry worldwide, as well as the emerging information technology markets of Central and Eastern Europe. An angel investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo!. She sits on the boards of other IT start-ups including EVDB, Meetup.com, NewspaperDirect (Canada), CV-Online (Hungary) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its recent sale to Cendant.

Orit Gadiesh, age 54: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a board member of the HBS Visiting Committee (Harvard Business School) and Dean’s Advisory Board (Kellogg School) in the US and the Haute Ecole Commerciale in France. She sits on the Boards of the Federal Reserve Bank of New England and the Peres Institute for Peace and is a member of the Council of Foreign Relations.

David H Komansky, age 66: Non-executive director. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Boards of New York Presbyterian Hospital, the American Museum of Natural History and the National Academy Foundation.

Christopher Mackenzie, age 50: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is chief executive of Equilibrium, a London-based financial advisory partnership, and Executive Chairman of Brunswick Capital, Russia’s leading investment bank and non-bank financial services group. He is also a board member of ALJ, Saudi Arabia’s largest non-government industrial group. Previously he was president and CEO of Trizec Properties and a company officer of GE, heading GE Capital’s international business development.

Stanley (Bud) Morten, age 61: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc., in New York. He is a non-executive director of Register.com Inc., a NASDAQ-listed US public company.

Koichiro Naganuma, age 60: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is president and group chief operating officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the international arm of the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr. Naganuma. ADK is Japan’s third largest advertising and communications company, and ninth largest in the world. WPP took a 20% interest in ADK in 1998.

Lubna Olayan, age 49: Non-executive director. As CEO of Olayan Financing Company, Lubna Olayan is responsible for the Olayan Group’s business and investments in Saudi Arabia and the Middle East. In December 2004, she was elected to the Board of Saudi Hollandi Bank, the first woman to be elected to the board of a Saudi listed company. From 1996 through 2004, she served on the board of Chelsfield, the UK property developer. She is a member of INSEAD’s International Council and a trustee of the Arab Thought foundation. She is also a member on the Arab Business Council and the Women’s Leadership Initiative of the World Economic Forum.

John Quelch, age 53: Non-executive director. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen, age 57: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard LLC. Previously, he was a managing director of Wasserstein Perella & Co., Inc. since its inception in 1988, and chairman of Wasserstein Perella International. He has over 30 years experience in international investment banking, and corporate finance. He is a member of the Council on Foreign Relations. In July 2005, he will become president of the Board of Trustees of the International Center of Photography in New York.

Paul Spencer, age 55: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the non-executive chairman of State Street Managed Pension Funds and of Goshawk Insurance Group PLC. He is also chairman of the Association of Corporate Treasurers’ Advisory Board and of NS&I (National Savings), a UK government-owned retail savings institution. He is also on the boards of Nipponkoa Insurance Europe Ltd, Sovereign Reversions Group plc and Britannic Group plc. Paul is a governor of Motability, a UK charity for the disabled.

The following also served as directors during the year:

Beth Axelrod—resigned 24 March 2005.

Jeremy Bullmore—retired 30 September 2004.

John Jackson—retired 30 September 2004.

Michael Jordan—retired 28 June 2004.

Terms of Directors and Executive Officers

The Company’s Articles of Association provide that directors appointed since the last Annual General Meeting must submit themselves for election by share owners. In addition, all directors are required to submit themselves for re-election by share owners at least every three years. In line with best practice under the Combined Code, directors who have held office for more than nine years now submit themselves for re-election by share owners every year. The following directors offer themselves for election and re-election at the forthcoming Annual General Meeting:

•	Appointed since the last Annual General Meeting—Lubna Olayan, Jeffrey Rosen and Mark Read.

•	Retiring by rotation—Sir Martin Sorrell.

•	Directors for more than nine years—Bud Morten (14 years) and John Quelch (17 years).

B. Compensation

Executive remuneration

The key elements of short- and long-term remuneration are summarised in the following table:

	Element	Objective	Participation	Performance period	Performance conditions
Annual	Base salary[1]	Maintain package competitiveness at all levels within the Group.	All employees.	N/A

Not applicable. But salary levels are determined taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

	Performance Bonus[2]	Incentivise delivery of value at all levels of the Group. An opportunity to defer into shares provides further alignment with share owner interests.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and operating company level and independent of an executive’s position within the Group.
Long-Term	WWOP	Develop a stronger ownership culture.	Employees of 100%-owned Group companies with 2 years’ experience. Not offered to those participating in other option programs or to executive directors.	3 years	None.

	Executive Stock Option Plan[2]	To provide long-term retention and to encourage a share ownership culture.	WPP Group Leaders, Partners, and High Potential Group. Currently not offered to parent company executive directors.	3 years	Achievement of various TSR and EPS conditions.

Element	Objective	Participation	Performance period	Performance conditions
Operating company LTIP[2]	To reward financial growth in operating companies over a multi-year period.	Key Operating Company executives.	3 years	Achievement of specific operating company performance measures, such as: •improvement in operating profit; and •improvement in operating margin.
PSP[2]	To incentivise long-term performance against key comparators.	Parent company executives and executive directors.	3 years

Relative TSR performance against a group of key communication services comparator companies, subject to the recorded TSR, in the committee’s view, being consistent with the achievement of underlying financial performance.

Renewed LEAP	Incentivises long-term performance against key comparators and maximises alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those who transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation committee.

Notes

[1]	Base salary is the only pensionable element of remuneration.
[2]	As indicated elsewhere in this report, these components of WPP’s remuneration structure are currently under review.

Total Shareholder Return (‘TSR’) represents the change in share price, together with the value of reinvested dividends, over the performance period. The Compensation committee of the Board (the “Compensation committee”) continues to believe that TSR relative to a group of key comparators is the most appropriate measure for determining performance-based rewards for Group executive directors, as it most closely aligns rewards with the delivery of share owner value. Under Renewed LEAP (described elsewhere in Item 6), the committee has further improved the operation of a TSR-based performance measure through the introduction of ‘Pro-Rata TSR’. This works to improve the operation of a rank-based TSR vesting schedule by recognising and rewarding the outperformance of close comparators. For all incentive plans, TSR is calculated using external data sources, such as DataStream or Bloomberg and using an appropriate and recognised methodology.

As indicated in the table above, the principal elements of executive remuneration currently comprise the following:

•	Base salaries (fixed);

•	Annual incentives (variable); and

•	Long-term incentives (variable).

Pension, life assurance, health and disability and other benefits are also provided.

In light of changing market practice and tax and accounting environments, a full review of the current remuneration structures is currently being carried out.

Base salary

The base salary is determined by reference to the market median for similar positions in directly comparable companies. In the case of the parent company, this includes other global communication services companies such as IPG and Omnicom. For JWT, Ogilvy & Mather Worldwide and Y&R, the competitive market includes other major multinational advertising agencies. For each of the other operating companies in the Group, a comparable definition of business competitors is used to establish competitive median salaries. Individual salary levels are targeted at a range of 15% above or below the competitive median, taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

Salary levels for executives are reviewed at least every 18 or 24 months, depending on the level of base salary. Executive salary adjustments are made by the committee following consultation where appropriate with the Group chief executive, the chief talent officer and the chief executive officer of the appropriate operating company.

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

In the case of operating companies, individual awards are paid on the basis of achievements against individual performance objectives, encompassing key strategic and financial performance criteria relating to the participant’s own operating company, division, client or functional responsibility, and as agreed by the committee including:

•	operating profit;

•	profit margin;

•	staff costs to revenue or gross margin; and

•	conducting talent reviews, succession planning and other key strategic goals established annually.

Those eligible to receive an annual performance bonus may, subject to satisfying specific conditions, elect to defer their bonus for four years, converting it into an award of shares under the provisions of the Company’s Deferred Bonus Plan. The value of this share award at grant is equal to 125% of the bonus that would otherwise have been received earlier had it been taken in cash.

Each executive’s annual incentive opportunity is defined at a ‘target’ level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target.

The target level for Group executive directors, (other than the Group chief executive), is currently no more than 50% of base salary and the maximum is currently 75%. Executive directors’ bonuses are determined principally by the achievement of financial performance goals by the Company and agreed strategic objectives. A process comparable to that described below for the Group chief executive is now in place for the remaining executive directors.

The target level for the Group chief executive is 100% of base fee/salary and the maximum is 200%. For 2004 Sir Martin’s bonus was determined by reference to three separate equal components. First, financial performance of the Company measured against budgeted operating profit before interest and taxes and budgeted cash flow. Secondly, the Company’s performance relative to a peer group of major public advertising companies taking into account total shareholder return, increase in operating profit, increase in earnings per share and increase in operating margins. Thirdly, the achievement of key strategic objectives, which for 2004 included amongst others, strengthening the geographic positioning of Group companies in both developed and fast-growing markets, ensuring orderly and effective succession of leadership for key operating company and parent company roles and developing collaboration amongst leaders of the various businesses and encouraging cross- selling amongst Group companies, including client co-ordination initiatives.

Executive Stock Option Plan and Worldwide Ownership Plan (WWOP). The Executive Stock Option Plan has been used annually since its adoption in 1996 to grant options to members of the WPP Group Leaders, Partners and the High Potential Group as well as key employees of the parent company, but currently excluding parent company executive directors and the Group chief executive. Howard Paster and Mark Read currently hold share options, but none of these were granted in respect of their services as executive directors of the Company.

The Compensation committee is currently considering alternatives (e.g. awards of restricted stock) to grants under the Executive Stock Option Plan, which will be more in line with current global practice and is also reviewing the level of grants to seek comparability with principal competitors such as Omnicom. It is anticipated that restricted stock awards using purchased shares in one of the Company’s ESOPs rather than option grants will be made in respect of 2005.

In 1997 the Company broadened stock option participation by introducing the Worldwide Ownership Plan for employees (other than those participating in other option programs) of 100%-owned Group companies with at least two years’ service, in order to develop a stronger ownership culture. Since its adoption, grants have been made annually under this plan and as at 10 May 2005 options under this plan had been granted to over 49,000 employees for approximately 23.6 million ordinary shares of the Company.

Operating companies: Long-term incentive plans. Currently senior executives of most Group operating companies participate in their respective company’s long-term incentive plans, which historically have provided awards in cash and restricted WPP stock based on the achievement of three-year financial performance targets. These plans operate on a rolling three-year basis. The value of payments earned by executives over each performance period is based on the achievement of targeted improvements in the following performance measures:

•	average operating profit or profit before tax; and

•	average operating margin.

With effect from 2003 operating companies’ long-term incentive plans provide for awards to be satisfied wholly in WPP stock to be paid in the March following the end of the three-year financial performance period, with no subsequent restriction on sale.

The future composition of these plans forms part of the review referred to above.

Parent company: Performance Share Plan (PSP). Annual grants of WPP performance shares are made to all executive directors (see the table entitled Performance Share Plan awards to directors elsewhere in Item 6) and to senior executives of the parent company. Vesting is dependent on the TSR performance relative to the comparator group. At median performance, 33% of the performance shares vest, with higher percentages vesting for superior performance up to 100% if WPP ranks at least equal to the second ranking peer company. Contingent grants of performance shares will be no more than 100% of base salary. The current peer companies comprise Digitas, Havas, IPG, Ipsos, Omnicom and Publicis.

Over the 2002-2004 performance period, WPP was below the median of the peer group companies, and consequently this award lapsed in full.

Awards were made in April 2004 in respect of the performance periods 2003-2005 and 2004-2006. The criteria for future awards, including the award in respect of the performance period 2005-2007, is currently under review.

Renewed Leadership Equity Acquisition Plan (‘Renewed LEAP’). At an Extraordinary General Meeting of the Company held on 16 April 2004, the Company obtained the approval of share owners for a renewal of Original LEAP (as defined below), an innovative long-term incentive plan introduced in 1999. As with Original LEAP the purpose of Renewed LEAP is to:

•	reward superior performance relative to WPP’s peer companies;

•	align the interests of executive directors and key executives with those of share owners through significant personal investment and ownership of stock; and

•	ensure competitive total rewards.

Awards are made on an annual basis, taking into account prevailing market and competitive conditions. Awards can be made in a variety of forms with the same economic effect, but allowing the Company flexibility to adapt to changing economic, financial, accounting and taxation environments.

Under Renewed LEAP, participants have to commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). For each participant’s first LEAP award, at least one-third of these investment shares must be purchased in the market. The investment shares have to be committed for a fixed period (‘investment and performance period’). The number of matching shares which a participant can receive at the end of the investment and performance period depends on the performance (based on the TSR) of the Company measured over five financial years (four years in the case of the awards made in 2004). It is expected that all matching shares to which participants become entitled will be provided from one of the Company’s ESOPs.

The Compensation committee acknowledges that TSR may not always reflect the true performance of the Company and therefore may perform a ‘fairness review’ (the fairness review) to vary the number of matching shares that will vest if, during an investment and performance period, it determines that there have been exceptional circumstances; factors that the Committee will consider in its fairness review of any awards will include, but are not limited to, various measures of the Group’s financial performance, such as growth in revenues and in earnings per share.

The maximum possible number of matching shares is five (four in the case of awards made in 2004) for every investment share for which the Company would need to rank first or second within a group of comparator companies over the investment and performance period. The comparator companies for the award to be made in 2005 are currently being reviewed.

Under Renewed LEAP, in order to equalise the economic effect that different forms of award may take, participants (other than those who have not received a previous award under LEAP) may be entitled to receive a dividend fund equal to the value of the dividend on the shares that eventually vest. This is used to calculate a number of additional shares receivable at the end of the investment and performance period.

If the Company’s performance is below the median of the comparator group then, for participants who have not received a previous award under LEAP, half a matching share will vest for every investment share held through the investment and performance period, in recognition of a participant’s maintenance of their personal investment throughout the period.

On a change of control, matching shares can be received based on the Company’s performance to that date. Under the fairness review, the Compensation committee can also consider, in the light of exceptional financial circumstances during the performance period, whether the recorded TSR is consistent with the achievement of commensurate underlying performance.

Renewed LEAP adopted many of the principles of Original LEAP (e.g. co-investment) but a number of changes in design were made to improve the effectiveness as a remuneration tool, to conform with current best practice, and to increase alignment with share owners’ interests.

These changes include:

•	phasing awards, so that proportionate investment opportunities are offered on a regular basis (currently envisaged to operate as an annual cycle). Phasing of awards will have a number of benefits: it will ease entry to the plan for new joiners, it will avoid situations where particularly large payments are delivered in any one year, and it will be more sensitive to performance relative to the comparator group as a result of a greater number of start and end points for measurement purposes;

•	the first awards were made on 28 October 2004 in respect of the investment and performance period commencing on 1 January 2004. In order to smooth the transition from Original LEAP to Renewed LEAP, the 2004 awards are subject to a four-year investment and performance period with a corresponding reduction in the maximum matching share award to four matching shares. Subsequent awards will be for a five-year period, with a maximum five times match;

•	replacing the ‘stepped vesting schedule’ of Original LEAP, with a measure more sensitive to relative total shareholder return (TSR) performance—Pro rata TSR;

•	removing the guaranteed half-share match for participants who were also in Original LEAP;

•	simplifying the forms that awards can take; and

•	maintaining the comparable economic effect of different forms of award by providing a dividend fund (as described above), based on the number of shares that actually vest. New participants receiving the half share match will not receive a dividend fund payment.

Under Renewed LEAP, Sir Martin Sorrell committed investment shares having a value of $10 million, namely 1,032,416 shares, for the award made for 2004. For future years and at the discretion of the Compensation committee he may be invited to commit up to a maximum amount of $2 million in respect of each of the annual awards that may be made in 2005 or thereafter.

Original Leadership Equity Acquisition Plan (‘Original LEAP’). As noted above, Original LEAP was an incentive plan introduced in 1999. The performance period of Original LEAP for most participants expired on 31 December 2003 with the Company achieving sixth position in the comparator group of 15 companies. This resulted in an award of three matching shares for every investment share committed to the plan (60% of the maximum), subject to certain continuing conditions until September 2004.

The matching shares to which participants in Original LEAP (other than JMS) became entitled for the awards made by reference to 1999 were provided from one of the Company’s employee share ownership plans (‘ESOPs’) as will those for the remaining awards in Original LEAP. The ESOPs acquired the maximum potential number of matching shares in respect of the original awards at an average cost of £3.70 per share. Authority was obtained from share owners to satisfy the entitlement of JMS to matching shares by an allotment of new shares.

No further awards will be made under Original LEAP.

Retirement benefits. The form and level of Company-sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

In the two markets where the Group employs the largest number of people, the US and the UK, pension provision generally takes the form of defined contribution plans, although the Group still maintains various defined benefit plans and arrangements primarily in the US and UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK defined benefit plans, are closed to new entrants. All pension coverage for the Company’s executive directors is currently on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set out in the Director’s remuneration section elsewhere in Item 6. During 2005, the committee will be reviewing the Group’s policy on retirement benefits, in light of legislative changes in the US and UK.

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

Directors’ remuneration

For the fiscal year ended 31 December 2004 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £5,908,812. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award.

The sum of £480,709 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

The compensation of all executive directors is determined by the Compensation committee which is comprised wholly of non-executive directors whom the Company considers to be independent. The Compensation committee is advised by independent remuneration consultants as well as by Group executives, particularly the Group chief executive, the chief talent officer, the Director of compensation and benefits and the Group General Counsel. During the year, the committee appointed Towers Perrin as joint external advisors with Deloitte & Touche LLP and received material assistance from these firms. Deloitte are also engaged as the external auditors to the Company. As such, the appointment as joint remuneration advisors is also subject to, and has received, pre-approval by the Audit committee. Information on other services provided by Deloitte is given in Item 16C of this report. All services performed by Deloitte are carried out in accordance with the requirements of the UK Auditing Practices Boards’ Ethical Standard 5, relating to non-audit services performed by a company’s auditors, the US PCAOB’s and the SEC’s requirements. Significant advice was also received from Hammonds solicitors on a number of legal and governance issues which arose during the course of the year. Advice on the remuneration of the chairman and the non-executive directors was provided by the same advisors to the Board and not to the committee.

Remuneration of the directors was as follows:

					Total annual remuneration		Pension contributions
	Location		Other benefits [1]	Short-term incentive plans (annual bonus)[2]	2004 Total	2003 Total	2004 Total	2003 Total
		£000	£000	£000	£000	£000	£000	£000
Chairman
P Lader[3]	USA	213	—	—	213	200	—	—

Executive directors
M S Sorrell[3,4]	UK	840	25	1,554	2,419	2,125	321	329

E L Axelrod[3,6]	USA	336	13	266	615	600	22	24

H Paster[3]	USA	382	11	191	584	657	8	9

P W G Richardson[3,5]	USA	437	97	280	814	825	90	73

Non-executive directors
J J D Bullmore[6,7]	UK	61	9	—	70	87	—	—

E Dyson[3]	USA	50	—	—	50	25	—	—

O. Gadiesh[3,6]	USA	33	—	—	33	—	—	—

J B H Jackson[6]	UK	45	—	—	45	30	—	—

M H Jordan[3,6]	USA	26	—	—	26	25	—	—

D Komansky[3]	USA	50	—	—	50	25	—	—

C Mackenzie	UK	56	—	—	56	25	—	—

S W Morten[3]	USA	66	—	—	66	30	—	—

K Naganuma[6]	Japan	—	—	—	—	—	—	—

J A Quelch[3,7]	USA	76	38	—	114	90	—	—

P Spencer[6]	UK	37	—	—	37	—	—	—

Total remuneration		2,708	193	2,291	5,192	4,744	441	435

Notes

[1]	Other benefits comprise healthcare, life assurance and allowances for cars, housing and club memberships. During the year, Paul Richardson also received a tax equalisation payment in the gross amount of £227k from WPP Group USA, Inc. Sir Martin Sorrell also received a gross payment of £262k from WPP Group USA, Inc. to reimburse fees in respect of professional services upon which the Company also relied and arising as a result of various group transactions.
[2]	Amounts paid in 2005 in respect of bonus entitlements for 2004.
[3]	All amounts payable in US dollars have been converted into pounds sterling at $1.8326 to £1. The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in pounds sterling.
[4]	The amount of salary and fees comprise the aggregate of fees paid under the UK Agreement with JMS and the salary paid under the US Agreement referred to elsewhere in Item 6.
[5]	Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.
[6]	Michael Jordan retired from the Board in June 2004, Jeremy Bullmore and John Jackson retired from the Board in September 2004, Paul Spencer and Orit Gadiesh were appointed to the Board in April 2004. K Naganuma was appointed to the Board in February 2004 in place of Mr. Inagaki. Mr. Naganuma received no remuneration from the Company given his executive position with Asatsu DK. Jeffrey Rosen was appointed in December 2004 and, in addition, in March 2005, Lubna Olayan and Mark Read were appointed to the Board (and consequently do not appear in the table). Beth Axelrod resigned in March 2005.
[7]	In addition to fees paid to them in 2004 as non-executive directors of the Company additional fees were received by Jeremy Bullmore and John Quelch of £23,500 and £26,000 respectively.

Other long-term incentive plan awards

Long-term incentive plan awards granted to directors comprise the Performance Share Plan (PSP), the WPP Leadership Equity Acquisition Plan (Original LEAP) and Renewed LEAP. The operation of the PSP, Original LEAP and Renewed LEAP are described elsewhere in Item 6.

Performance Share Plan awards to directors1,4

	Grant date	Share price on grant date (p)	At 01.01.04 (no. of shares)	Granted (lapsed) 2004 (no. of shares)	Performance period ends	Vested 06.03.04 (no. of shares)	Share price on vesting date (p)	At 31.12.04 (no. of shares)	Value received from vested awards (£)	Percentage of maximum vesting potential (%)
E L Axelrod	02.09.02 18.09.02[2] 30.04.04[3] 30.04.04	473.0 421.0 556.0 556.0	38,402 52,645 — —	(19,201 — 62,190 67,535)	31.12.03 31.12.04 31.12.05 31.12.06	9,600 — — —	587.5 — — —	9,601 52,645 62,190 67,535	56,406 — — —	50 — — —

H Paster	30.04.04[3] 30.04.04	556.0 556.0	— —	79,150 85,955	31.12.05 31.12.06	— —	— —	79,150 85,955	— —	— —

P W G Richardson	22.09.99 29.02.00 28.02.01 18.09.02 30.04.04[3] 30.04.04	568.5 1,221.5 812.0 421.0 556.0 556.0	14,087 12,656 34,284 44,617 — —	154[4] 70[4] (17,142 — 67,912 92,025)	31.12.01 31.12.02 31.12.03 31.12.04 31.12.05 31.12.06	14,241 6,398 8,571 — — —	587.5 587.5 587.5 — — —	— 6,328 8,571 44,617 67,912 92,025	83,666 37,588 50,355 — — —	85 69 50 — — —

M S Sorrell[5]	22.09.99 29.02.00 28.02.01 18.09.02[2] 30.04.04[3] 30.04.04	568.5 1,221.5 812.0 421.0 556.0 556.0	186,247 94,500 88,611 115,319 — —	— — (44,305 — 142,615 171,779)	31.12.01 31.12.02 31.12.03 31.12.04 31.12.05 31.12.06	— — — — — —	— — — — — —	186,247 94,500 (44,306 115,319 142,615 171,779)	— — — — — —	85 69 50 — — —

Notes

[1]	Performance conditions: The performance condition relates WPP’s Total Shareholder Return (TSR) to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels, awards vest on a sliding scale according to TSR performance.

A full description of the PSP is provided elsewhere in Item 6. Details of the comparator groups which apply in respect of different awards are as follows (for companies which subsequently delisted, the date of delisting is shown in brackets). Details of the treatment of delisted companies for the purposes of TSR calculation are set out in note 1 to the table on Renewed LEAP immediately below.

(i) For 2003 and 2004 awards: Aegis Communication Group, Arbitron, Dentsu, Digitas, Grey Global Group (delisted March 2005), GfK, Havas Advertising, Ipsos, Omnicom, Publicis, Taylor Nelson Sofres, The Interpublic Group of Companies, and VNU.

(ii) For 2002 awards: Aegis Communications Group, Cordiant Communications (delisted July 2003), Grey Global Group (delisted March 2005), Havas Advertising, Omnicom, Publicis, Taylor Nelson Sofres and The Interpublic Group of Companies.

(iii) For 2001 awards, in addition to those listed at (ii): True North Communications (delisted June 2002).

(iv) For 2000 awards, in addition to those listed at (ii) and (iii): AC Nielsen (delisted February 2001), Saatchi & Saatchi (delisted September 2000) and Young & Rubicam (delisted October 2000).

(v) For 1999 awards, in addition to those listed at (ii) to (iv) above: Nielsen Media Research (delisted October 1999) and Snyder Communications (delisted September 2000).

[2]	Following the calculation of TSR for WPP and the comparator group, the awards granted on 18 September 2002 have since lapsed.
[3]	On 30 April 2004, awards were made to Beth Axelrod, Howard Paster, Paul Richardson and Sir Martin Sorrell in respect of period 2003-2005. The award to Beth Axelrod lapsed on her resignation on 24 March 2005.
[4]	These shares represent dividends received in respect of restricted stock where the performance conditions have been satisfied, reinvested in the acquisition of further ordinary shares or ADRs.
[5]	Sir Martin Sorrell deferred the vesting of 93,123 shares due to vest in 2002, 93,812 shares due to vest in 2003 and 92,340 shares due to vest in 2004, which would otherwise have been due to him under PSP. These awards together with 34,701 shares which vested in March 2005 were exercised on 23 March 2005.

Renewed Leadership Equity Acquisition Plan1

Name	Grant/ award date	Share units (ADRs/ Ords)	Maximum number of matching units at 01.01.04[2]	Granted/ (lapsed) 2004 (units)[2]	Maximum number of matching units at 31.12.04	Exercise price (per unit)
E L Axelrod[3]	28.10.04	ADRs	—	24,744	24,744	—

H Paster	28.10.04	ADRs	—	24,744	24,744	—

P W G Richardson	28.10.04	Ords	—	123,892	123,892	—

M S Sorrell	28.10.04	Ords	—	4,129,664	4,129,664	—

Notes

[1]	Renewed LEAP participants are required to commit personal capital to the plan throughout the Investment Period. They are entitled to receive a maximum award of five shares for every Investment Share committed to the plan (the maximum award of four shares applies to awards made in 2004), subject to WPP TSR performance. The Renewed LEAP awards are nil-cost options subject to the performance and investment conditions provided for in the plan. A full description of Renewed LEAP is provided elsewhere in Item 6. All awards shown in the above table are dependent on WPP’s TSR performance against a comparator group over the relevant performance period and maintenance of a participant’s holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for this award comprises of Aegis, Arbitron, Dentsu, Digitas, GJK, Grey Advertising, Havas Advertising, IPG, Ipsos, Omnicom Group. Publicis, Taylor Nelson Sofres and VNU. Where a company delists during the performance period, the committee deem this to be a disposal and the proceeds are treated as being reinvested in the stock of the remaining companies.
[2]	To the extent that the performance conditions are satisfied, the option becomes exercisable for a three-month period following the end of the Investment Period starting on a vesting date to be determined.
[3]	The award to Beth Axelrod lapsed on her resignation on 24 March 2005.

Original Leadership Equity Acquisition Plan1,2

Name	Grant/ award date	Share units (ADRs/ Ords)		Value at grant date (per unit)		Number of matching units at 01.01.04[3]	Vested/ (lapsed) 2004 (units)[4]	Number of matching units at 31.12.04	Value on exercise (per unit)
H Paster	23.12.99	(ADRs	)		$52.84	52,770	52,770	—		$46.70

P W G Richardson	23.12.99 01.11.00	(Ords (Ords	) )	£ £	6.335 9.25	179,418 107,651	179,418 107,651	— —	£ £	5.19 5.19

M S Sorrell	23.12.99	(Ords	)		£6.335	3,221,442	3,221,442	—		£5.19

Notes

[1]	Original LEAP participants were required to commit personal capital to the plan throughout the Investment Period. They were entitled to receive a maximum award of five shares for every Investment Share committed to the plan, subject to WPP TSR performance against a comparator group over the five-year performance period 1 January 1999 to 31 December 2003 and maintenance of a participant’s holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for this award was comprised of Aegis, Cordiant, Grey Advertising, Havas Advertising, IPG, AC Nielsen Media Research, Omnicom Group, Publicis, Saatchi & Saatchi, Snyder Communications, Taylor Nelson Sofres, True North Communications, WPP and Young & Rubicam. Where a company delisted during the performance period, the committee deem this to be a disposal and the proceeds treated as being reinvested in the stock of the remaining companies.
[2]	On 2 September 2002, Beth Axelrod received two awards in relation to Original LEAP. These awards lapsed on her resignation on 24 March 2005.

The awards were made under special arrangements, approved by the Compensation committee in contemplation of her appointment. The award is subject to a reduced level of match (i.e. without the minimum half-share). The Performance Period for the award was the five-year period 1 January 2002 to 31 December 2006. The comparator group comprised of Aegis, Cordiant, Grey, Havas, IPG, Omnicom, Publicis, Taylor Nelson Sofres, True North and WPP. In tandem with her Original LEAP award, a special award of 8,500 units of restricted stock was made. This award was subject to continued employment with the Group and has lapsed on her resignation on 24 March 2005.

Number of matching ADRs at 01.01.04	Vested/ (lapsed) 2004	Number of matching ADRs at 31.12.04	Exercise price (per ADR)	Option element		Bonus element
				Earliest exercise (per ADR)	Expiry	Value at grant date (per ADR)	Qualifying period ends
76,500	—	76,500	$36.98	01.02.07	01.04.07	$36.98	01.01.07

8,500	—	8,500	$36.98	01.02.07	01.04.07	$36.98	01.01.07

To the extent that the performance conditions are satisfied, the option element of the award would have become exercisable for the three month period following the end of the Investment Period, the first and last dates of which are shown above. In accordance with the requirements of fixed plan accounting under US GAAP, any option not previously exercisable many become so in full, with no restriction other than continued employment with the Group for a period of six weeks prior to the tenth anniversary of grant, when it will expire.
[3]	As reported in last year’s Annual Report on Form 20-F, the number of matching units at 1 January 2004 represents 3 matching shares per investment share committed by each participant to Original LEAP. The number of matching shares was based on the Company’s TSR being ranked 6th in the comparator group over the Performance Period, which ended on 31 December 2003. Following the end of the Performance Period, the participants were required to maintain their interest in their investment shares, and remaining in employment with the Company, throughout the remainder of the Investment Period.
[4]	At the end of the Investment Period, the awards to Howard Paster, Paul Richardson and Sir Martin Sorrell fully vested on 22 September 2004. The awards to Howard Paster and Paul Richardson were satisfied by the transfer of shares from one of the Company’s ESOPs. The Original LEAP award to Sir Martin Sorrell was apportioned between JMS and Sir Martin personally based on the time spent by Sir Martin providing services to WPP Group USA, Inc. The award to JMS was satisfied by a cash award which JMS used to subscribe for 1,912,983 shares. Sir Martin’s award was satisfied by the transfer of 1,308,459 shares from one of the Company’s ESOPs.

Awards satisfied and deferred by Sir Martin Sorrell

Notional Share Award Plan (NSAP) and Capital Investment Plan (CIP): Awards to JMS and Sir Martin Sorrell

	Grant date	Share price on grant date	Exercise/ Date	At 01.01.04 (no. of shares)	Deferred 2004 (no. of shares)	Vested/ Exercised 2004 (no. of shares)	Share price on vesting date	At 31.12.04 (no. of shares)	Value received from vested/ exercised awards (£)
NSAP[1]	04.09.94	120p	01.09.04	1,754,520	—	1,754,520	496p	—	8,732,246

CIP[1,2]	04.09.94	120p	01.09.04	4,691,392	2,649,208	2,042,184	496p	2,649,208	10,129,233

Notes

[1]	These awards represent the number of shares, or cash equivalent of shares, which vested under the CIP and the NSAP.
[2]	Of the 4,691,393 shares under the CIP, 2,042,184 shares vested on 1 September 2004 of which 987,742 shares have not yet been exercised. The remaining 2,649,208 shares have been deferred until 1 October 2008.

Phantom Options1

	Grant/ award date	Exercise price	At 1 Jan 2004 (no. of shares)	Granted (lapsed) 2004 (no. of shares)	Exercised 2004 (no. of shares)	At 31 Dec 2004 (no. of shares)	Share price at 31 Dec 2004 (12 months high/low)		Percentage of maximum vesting potential	Exercised 2005 (no. of shares)[2]	Share price on exercise	Value on exercise (£)
M S Sorrell	Apr 1993	52.5p	1,571,190	—	—	1,571,190	573p (643p/469.5p	)	100%	1,571,190	617.5p	8,877,224

	Apr 1994	115p	577,391	—	—	577,391	573p (643p/469.5p	)	100%	577,391	617.5p	2,901,390

Notes

[1]	The two awards shown in respect of Sir Martin Sorrell, relate to phantom option awards made to JMS in 1993 and 1994 (see note 3 of the Directors’ Interests table elsewhere in Item 6. The award made in 1993 was in respect of 2,196,190 phantom options. JMS exercised 625,000 of the 1993 phantom options in 1997, leaving the current balance of 1,571,190 unexercised. The phantom option awards have vested in full and are not subject to performance conditions.
[2]	The exercise of the phantom option awards took place on 23 March 2005; under an agreement dated 14 May 2001, the sum received was used to subscribe for 1,907,468 shares in aggregate.

Group chief executive—Sir Martin Sorrell

Sir Martin Sorrell’s services to the Group outside the US have previously been provided under an agreement with JMS, although with effect from 1 April 2005 this was replaced by an executive service contract entered into directly between Sir Martin and the Company. He is also directly employed by WPP Group USA, Inc. for his activities in the US. Taken together, the current agreement in relation to his services to the Group outside the US (‘the UK Agreement’) and to his services to the Group in the US (‘the US Agreement’) provide for the following remuneration, including incentive awards, all of which is disclosed elsewhere in Item 6:

•	annual salary and fees of £840,000;

•	annual pension contributions of £321,000;

•	short-term incentive (annual bonus) of 100% of annual salary at target and up to 200% at maximum;

•	the Performance Share Plan; and

•	the Leadership Equity Acquisition Plan as renewed.

Contract provisions relating to Sir Martin Sorrell

Term/Notice periods

The notice provisions in Sir Martin Sorrell’s contracts currently provide for a fixed term which is due to expire on 31 August 2005. Thereafter the contracts will continue on an “at will” basis.

Damages for loss of office and change of control

Sir Martin Sorrell’s current contracts (which expire on 31 August 2005) may be terminated by Sir Martin upon a change of control. With effect from 1 September 2005, Sir Martin’s contracts will not contain a change of control provision.

Earned Awards exercised by Sir Martin Sorrell since 1 January 2004

Since the publication of the accounts for 2003 a number of incentive plans in which Sir Martin Sorrell and/or JMS participated have vested or have been exercised following deferral over a number of years. Details of these are as follows:

Plan	Year(s) of grant	Date of vesting/ exercise	No. of shares/ phantom shares
Capital Investment Plan[1]	1994	01.09.04	1,054,442

Notional Share Award Plan	1994	01.09.04	1,754,520

Original LEAP[2]	1999	22.09.04	3,221,442

Phantom Options[3]	1993, 1994	23.03.05	2,148,581

Performance Share Plan[4]	1999, 2000, 2001	16.03.05	313,796

Notes

[1]	In addition, 987,742 shares vested but have not yet been exercised and a further 2,649,208 shares were deferred until 1 October 2008.
[2]	The number of shares under Original LEAP includes those attributable to JMS.
[3]	JMS exercised the Phantom Options on 23 March 2005 and used the proceeds to subscribe for 1,907,468 shares.
[4]	Sir Martin Sorrell/JMS remain interested in the right to 11,076 shares under the Performance Share Plan award made on 28 February 2001.

Compensation of executive officers

The information comprised in the following four tables sets out the compensation details for the Group chief executive and each of the other four most highly compensated executive officers in the Group as at 31 December 2004 (the “executive officers”). The information is in addition to the disclosure required under UK legislation and regulations. As used in this statement, the “executive officers” are deemed to include executive directors of the Company, or an executive who served as the chief executive officers of one of the Group’s major operating companies.

This information covers compensation for services rendered in all capacities and paid in the financial year ended 31 December 2004 and in the previous two financial years. Incentive compensation paid in 2005 for performance in 2004 and previous years is not included in these tables. The bonus payments referred to below are payments made in 2004, 2003 and 2002 under the short-term incentive awards for performance in 2003, 2002 and 2001 respectively.

Summary Compensation Table

Long-term compensation
			Annual Compensation			Awards	Payouts
Name	Principal position	Year	Salary	Bonus[2]	Other annual compensation[3]	Securities underlying options/ SARs[4]	LTIP Payments[5]	All other compensation[6]
			$000	$000	$000		$000	$000
M S Sorrell	Group chief executive	2004 2003 2002	1,539 1,374 1,261	2,309 — —	46 40 36	— — —	30,640 — —	603 1,733 505

S Lazarus	Chairman/Chief executive officer Ogilvy & Mather Worldwide	2004 2003 2002	850 850 850	757[7] 906[7] 925[7]	37 36 36	65,501 63,805 82,831	9,599 502 536	648 648 1,445

P Schweitzer	President/ Chief executive officer JWT	2004 2003 2002	750 750 750	406 180 —	31 59 51	— 21,092 39,548	5,539 314 416	123 179 352

P W G Richardson	Group finance director	2004 2003 2002	800 731 504	454 164 —	177 159 90	— — —	2,952 251 686	165 120 49

I Gotlieb	Chairman/Chief executive officer GroupM	2004 2003 2002	750 750 750	613 536 300	16 16 21	14,763 15,819 45,180	971 506 375	38 38 38

Notes

[1]	Amounts paid in sterling have been converted into US dollars using the following annual average exchange rates; 2004: $1.8326/£; 2003: $1.6356/£; and 2002: $1.5036/£.
[2]	Represents short-term incentive awards paid during calendar years 2004, 2003 and 2002 in respect of the prior year’s incentive plans.
[3]	Includes the value of company cars, club memberships, executive health and other benefits, supplemental executive life insurance, and in the case of Paul Richardson during 2004 he also received in addition a tax equalisation payment in the gross amount of $416k from WPP Group USA, Inc. Sir Martin Sorrell also received a gross payment of $481k from WPP Group USA, Inc. to reimburse fees in respect of professional services upon which the Company also relied and arising as a result of various Group transactions.
[4]	As used in this report, the term ‘phantom ADRs/shares’ (as used in the UK) and the term ‘free-standing SARs’ (as used in the US) are interchangeable.
[5]	Includes value of payments made under the PSP and LTIP in stock and cash. These figures also include the value of matching shares vesting under Original LEAP. In the case of Sir Martin Sorrell $30,640k; Shelly Lazarus $9,026k; Peter Schweitzer $5,408k; and Paul Richardson $2,730k.
[6]	Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements. In relation to Shelly Lazarus this includes a special award to the sum of $797k in 2002.
[7]	Includes a guaranteed bonus of $150k.

Options/SAR grants in 20041

	Number of securities underlying option/SARs granted (number of ADRs)	% of total options/SARs granted by Company in 2004	Exercise price ($ per ADR)	Expiry date	Potential realisable value at assumed annual rates of stock price appreciation for option term
					0% $	5% $	10% $
M S Sorrell	—	—	—	—	—	—	—

S Lazarus	65,501	2.1	50.80	29.10.14	—	2,092,616	5,303,100

P Schweitzer	—	—	—	—	—	—	—

P W G Richardson	—	—	—	—	—	—	—

I Gotlieb	14,763	0.5	50.80	29.10.14	—	471,646	1,195,244

Notes

[1]	All options granted to executives in this table are exercisable three years from the grant date (subject to achievement of performance conditions) and expire 10 years from the grant date.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

	Ordinary shares acquired on exercise	Value Realised ($)	Number of ordinary shares underlying unexercised share options, SARs and phantom stocks at year-end		Value of unexercised in-the- money stock options, SARs and phantom stocks at year-end ($)[1]
			Exercisable	Unexercisable	Exercisable	Unexercisable
M S Sorrell	—	—	3,136,323[2]	2,649,208[3]	31,576,665	29,081,659

S Lazarus	718,791	3,879,431	91,440	1,493,025	149,870	3,858,145

P Schweitzer	—	—	223,566	464,285	1,199,132	1,360,498

P W G Richardson	—	—	—	—	—	—

I Gotlieb	—	—	484,130	378,810	793,489	1,143,993

Notes

[1]	The value is calculated by subtracting the exercise price from the fair market value of the Company’s ordinary shares on 31 December 2004, namely £5.73 or the value of the Company’s ADRs, namely $54.67 and using an exchange rate of $1.9158 to £1.
[2]	Comprising 2,148,581 phantom options as noted in previous reports. In addition, an option over 987,742 shares arose following partial deferral of the award under the Capital Investment Plan on 1 September 2004.
[3]	Deferred stock arising following partial deferral of the award under the Capital Investment Plan on 1 September 2004.

Long-term incentive plan grants in relation to 2004

				Estimated future payouts
	Plan	Performance period	Threshold Units	Target Units	Maximum Units
M S Sorrell[1]	Performance Share plan	2004-2006	—	11,452	34,356
	Renewed LEAP[2]	2004-2007	—	309,725	825,933

S Lazarus	OpCo LTIP	2004-2006	—	15,213	22,820
	Renewed LEAP[2]	2004-2007	—	24,743	65,980

P Schweitzer	OpCo LTIP	2004-2006	—	14,199	21,299

P W G Richardson[1]	Performance Share plan	2004-2006	—	6,135	18,405
	Renewed LEAP[2]	2004-2007	—	9,292	24,778

I Gotleib	OpCo LTIP	2004-2006	—	15,213	22,820
	Renewed LEAP[2]	2004-2007	—	9,279	24,744

Notes

[1]	Actual awards were made over ordinary shares but shown here as ADRs for ease of comparison.
[2]	Target Units have been calculated on the basis of 1.5 matching shares for each investment share committed to Renewed LEAP and Maximum Units on the basis of four matching shares for each investment share.

ADR/share price at year end and during the year

	31 December 2004	12 month high	12 month low
ADR	$54.67	$59.50	$42.79

Ordinary	£5.73	£6.43	£4.695

C. Board Practices

Information regarding the expiration of the current term of each director and the period during which such director has served is set forth in Item 6A.

Compensation committee

During the year, the Compensation committee comprised the following who took decisions in respect of the year: Bud Morten (chairman of the committee), Philip Lader and Christopher Mackenzie.

During 2004 the Compensation committee held six formal meetings and also held a number of ad hoc and more informal discussions. Compensation committee meetings are frequently attended in whole or in part by the Group chief executive, the chief talent officer, the Director of compensation and benefits, the Company Secretary and the Group General Counsel.

Scope of Compensation committee

No current member of the committee has any personal financial interest (other than as a share owner) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation committee are available on the Company’s website (www.wppinvestor.com) and will be on display as set out in the Notice of Annual General Meeting.

The Compensation committee regularly consults with Group executives, particularly the Group chief executive, the chief talent officer, the Director of compensation and benefits and the Group General Counsel. During the year, the committee appointed Towers Perrin as joint external advisors with Deloitte & Touche LLP and received material assistance from these firms. See further discussion in the Directors’ remuneration section of Item 6.

Advice is received by the committee on a wide range of relevant issues including:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary levels;

•	annual and long-term incentive plans and awards;

•	policy relating to WPP share ownership;

•	pensions and executive benefits;

•	service contract terms for executives;

•	changes in accounting, taxation, legal and regulatory practices;

•	governance issues relating to compensation and the role of the committee; and

•	issues relating to employee harassment and discrimination.

This year the work of the committee included:

•	reviewing and approving the remuneration of executive directors and senior executives of the Company and of directors and senior executives of the operating companies;

•	devising and implementing long-term incentive programmes including the Renewed Leadership Equity Acquisition Plan;

•	reviewing terms of employment (including termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies;

•	reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination, including systems for the confidential and anonymous submissions by employees relating to those issues;

•	appointing and reviewing the performance of external advisors to the committee and to the Company in relation to executive remuneration and human resource activities; and

•	monitoring the vesting of the awards made under the Original Leadership Equity Acquisition Plan and the vesting of awards under a number of incentive plans applicable to the Group chief executive and also reviewing his contractual arrangements.

In determining the remuneration, stock incentive arrangements and benefits for all of the current executive directors the Board accepted the proposals and recommendations of the Compensation committee without change.

Policy on remuneration of executive directors and senior executives

The following policy applies for the financial year 2005 and, subject to continuing review, for future years. The remuneration of executive directors and senior executives of the Group’s operating companies and the parent company is reviewed each year by the committee.

The policy is designed to ensure that the Group is in a position to employ the best talent available at all levels on a global basis so that it can meet client and share owner objectives. In particular, the committee has regard to the levels of compensation in the Group and specific businesses with which the Group companies compete and is also sensitive to compensation levels in the wider business community.

With this in mind the committee places importance on remuneration practices in the global communications services sector, particularly in the US and the UK, and also pays close attention to the structure of remuneration, and the proportion of remuneration that is performance-related, both on a short-and long-term basis.

Principles of remuneration

To implement the Company’s policy, executive remuneration is designed to be consistent with the following principles:

•	total remuneration opportunities are designed to be fully competitive in the relevant market;

•	all remuneration packages have a significant performance-related and variable element;

•	incentives are based on meeting specific, measurable and challenging performance objectives;

•	the performance objectives which are set for incentives are designed to align executive rewards with the creation of value for our share owners (see TSR explanation elsewhere in Item 6); and

•	the total remuneration program includes significant opportunities to acquire WPP stock, consistent with building a strong ownership culture.

The Company believes that a significant proportion of remuneration for executive directors and senior executives should be delivered through performance-related elements, such as the annual bonus awards and share-based longer-term incentive awards. For target performance the committee would generally expect at least 60% of an executive director’s remuneration to be performance-related. The Company has, for several years, had a policy for senior executives to achieve stock ownership goals, as a result of which awards may vary depending on whether individuals achieve and maintain specific levels of ownership of WPP stock.

Principles governing long-term incentives

Long-term incentives, including stock awards, currently comprise a significant element of total remuneration for senior executives in the parent company and each operating company. During 2004, approximately 1,700 of those executives participated in some form of performance-related long-term incentive program.

The committee retains the discretion to approve recommendations for ad hoc share-based awards to individuals (other than for executive directors), e.g. when hiring or for retention purposes.

Any long-term incentive program in which an executive director is entitled to participate is subject to demanding performance conditions.

The committee reviews the operation of the Group’s long-term incentive programs each year in detail to ensure that the performance measures and levels of reward continue to be appropriate and competitive. In response to changes in accounting standards (under both international and US GAAP) and evolving market practice such as the American Jobs Creation Act, a review of incentive arrangements is currently being carried out.

The results of this review will be included in the next annual report and accounts.

IFRS transition

From 1 January 2005, the Company will be required to account under International Financial Reporting Standards (IFRS). It is commonly acknowledged that this may lead to greater volatility in earnings. The committee is aware that these changes may affect the evaluation of performance under those WPP long-term incentive plans which use earnings-based performance measures, such as EPS or operating profit. The committee, in consultation with the Audit committee, has resolved to take these matters into account when evaluating performance under the relevant long-term incentive plans.

Principles governing WPP share-based awards and dilution, funding and cost

WPP is committed to aligning management and share owner interests by encouraging a culture of employee share ownership through equity- based incentive arrangements.

At the same time, we recognise the need to strike a balance between achieving this objective and ensuring that share owner value is not unduly diminished through the issue of new shares to satisfy awards. The dilution as at 10 May 2005 was well below the 10% level recommended by the Association of British Insurers.

With regard to Renewed LEAP, as with Original LEAP (both of which are described in detail elsewhere in Item 6), it is the intention of the committee to satisfy awards with shares held in the ESOPs, acquired by market purchase.

From 1 January 2005, IFRS 2 will require the fair value of employee share options and share awards to be expensed over the vesting period, marking a significant change from previous practice in this area. The committee is fully aware of these developments and will ensure that the new requirement to expense will be considered during the review of remuneration structures which is currently taking place.

Policy on directors’ service contracts, notice periods and termination payments

The Compensation committee annually considers the Company’s policy on the duration of directors’ service contracts, the length of notice periods in executive directors’ service contracts and payments on termination of such contracts. The committee set itself the objective to reduce notice periods for executive directors to not more than 12 months and this has now been achieved. None of the contracts of parent company executive directors contain liquidated damages provisions, other than in the case of Sir Martin Sorrell. Sir Martin’s liquidated damages provisions expire on 31 August 2005 and will not be renewed.

There were no payments in 2004 in respect of termination of employment of executive directors.

The notice periods for directors are as follows:

Executive Director	Contract/effective date	Unexpired term/Notice period
Sir Martin Sorrell	1 April 2005	31 August 2005 thereafter “at will”
Howard Paster	1 January 2002	31 December 2005 thereafter 6 months
Paul Richardson	1 January 2005	12 months
Mark Read	9 September 2002	6 months

Non-executive director*	Contract date
Philip Lader	26 Febuary 2001
Esther Dyson	29 June 1999
Orit Gadiesh	28 April 2004
David Komansky	28 January 2003
Bud Morten	2 December 1991
Lubna Olayan	18 March 2005
John Quelch	10 July 1991
Koichiro Naganuma	23 January 2004
Christopher Mackenzie	14 March 2000
Jeffrey Rosen	20 December 2004
Paul Spencer	28 April 2004

*	The notice period applicable to all non-executive directors in two months.

Since 1 April 2005, Sir Martin Sorrell has been employed directly by the Company in relation to the services he provides to the Group outside the US having previously been engaged through JMS Financial Services Limited. He continues to be employed by WPP Group USA, Inc. in respect of his US services.

Audit committee

The Audit committee currently comprises Paul Spencer (appointed chairman of the committee in October 2004, succeeding John Jackson), Bud Morten and more recently Jeffrey Rosen who joined the committee on 29 April 2005. Michael Jordan retired from the committee in June 2004.

Meetings of the Audit committee, of which there were six during 2004, were also attended, in whole or in part, by the auditors, the chairman of the Company, the Group finance director, the director of Internal Audit, the Company Secretary and a representative of the legal department.

This year the work of the committee included:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgments;

•	reviewing and reporting on the key elements of risk management as they affect the Group’s global operations;

•	reviewing internal financial control and internal audit activities;

•	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;

•	monitoring the external auditors’ independence, objectivity and effectiveness, taking into account relevant global professional and regulatory requirements

•	the approval and monitoring of the policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation and executive compensation services), taking into account relevant ethical and regulatory requirements;

•	monitoring accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the Securities Exchange Commission, and NASDAQ with which the Company must comply;

•	in conjunction with Howard Paster, the director responsible for corporate responsibility (CR), ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation committee); and

•	establishing procedures for the receipt and treatment of concerns regarding accounting, audit and internal audit matters, including confidential and anonymous submissions by employees of concerns relating to those issues.

During the year, particular attention has been given to the impact of new accounting standards, ensuring compliance with the Combined Code, monitoring progress towards full compliance with the Sarbanes-Oxley Act (particularly section 404 of that Act) and ensuring that the Company complies with the NASDAQ rules, such as Rule 4350(d)(2), to the extent that they apply to the Company.

The terms of reference for the Audit committee are available on the Company’s website (www.wppinvestor.com) and will be on display as set out in the Notice of Annual General Meeting.

Auditors

In 2002, the Group appointed Deloitte & Touche as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2004 the Group had 59,932 employees located in approximately 2,000 offices in 106 countries compared with 54,324 and 49,439 employees on 31 December 2003 and 2002, respectively. As at 31 March 2005, following the acquisition of Grey, the Group had approximately 71,000 employees. Including employees of associated undertakings, this figure is approximately 84,000. The average number of employees in 2004 was 57,788 compared with 51,604 in 2003 and 50,417 in 2002. Their distribution by geographic area and operating sector was as follows:

	2004	2003	2002
North America	17,271	14,755	14,687

United Kingdom	7,069	6,806	6,783

Continental Europe	14,793	13,675	13,908

Asia Pacific, Latin America, Africa and Middle East	18,655	16,368	15,039

	57,788	51,604	50,417

Advertising and Media investment management	29,419	26,878	25,791

Information, insight and consultancy	9,482	7,161	6,223

Public relations and public affairs	5,136	4,986	5,190

Branding and identity, Healthcare and Specialist communications	13,751	12,579	13,213

	57,788	51,604	50,417

E. Share Ownership

Directors’ Interests

Ordinary Shares

Directors’ interests in the Company’s share capital, all of which were beneficial, were as follows:

	At 1 Jan 2004	Shares acquired through long-term incentive plan awards in 2004[2]		Movement during 2004 inc. shares purchased in 2004[3]	At 31 Dec 2004 or earlier retirement date	Shares acquired through long-term incentive plan awards in 2005[2]		Other Movements since 31 Dec 2004	At 10 May 2005 or earlier retirement or resignation
		Vested	(sold)			Vested	(sold)
E L Axelrod[3,4,5]	25,000	9,600	–	41,120	75,720	4,859	(4,859)	–	75,720

J J D Bullmore[4]	20,065	–	–	–	20,065	–	–	–	20,065

E Dyson	5,000	–	–	30,000	35,000	–	–	–	35,000

O Gadiesh[4]	–	–	–	–	–	–	–	–	–

J B H Jackson[4]	12,500	–	–	–	12,500	–	–	–	12,500

M H Jordan[4]	20,185	–	–	–	20,185	–	–	–	20,185

D Komansky	10,000	–	–	–	10,000	–	–	–	10,000

P Lader	8,950	–	–	3,000	11,950	–	–	–	11,950

C Mackenzie	10,000	–	–	–	10,000	–	–	–	10,000

S W Morten	20,000	–	–	–	20,000	–	–	–	20,000

K Naganuma[6]	–	–	–	–	–	–	–	–	–

L Olayan[4]	–	–	–	–	–	–	–	–	–

H Paster[3,5,7]	509,736	263,850	(263,850)	(7,000)	502,736	–	–	(78,032)	424,704

J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000

M Read[3,4,5]	3,000	–	–	–	3,000	–	–	–	3,000

P W G Richardson[3,5,7]	348,849	316,279	(210,128)	–	455,000	10,816	(4,816)	(234,824)	226,176

J Rosen[4]	–	–	–	–	–	–	–	–	–

P Spencer [4]	–	–	–	–	–	–	–	–	–

M S Sorrell[3,5,7,8]	13,751,925	3,313,782	–	200,000	17,265,707	34,701	(34,701)	(1,637,346)	15,628,361

Notes

[1]	Save as disclosed above and elsewhere in Item 6, no director had any interest in any contract of significance with the Group during the year.
[2]	Further details of long-term incentive plans are given in the notes to the tables on other long-term incentive plan awards elsewhere in Item 6.
[3]	Each executive director has a technical interest as an employee and potential beneficiary in the Company’s ESOPs in shares in the Company held under the ESOPs. At 31 December 2004, the Company’s ESOPs held in total 51,657,256 shares in the Company (2003: 57,439,271 shares)
[4]	Michael Jordan retired from the Board in June 2004 and Jeremy Bullmore and John Jackson retired from the Board in September 2004 when they respectively held 20,185, 20,065 and 12,500 shares. Beth Axelrod resigned from the Board on 24 March 2005 when she held 75,720 shares. Paul Spencer and Orit Gadiesh were appointed to the Board in April 2004, Jeffrey Rosen in December 2004, Lubna Olayan and Mark Read in March 2005.
[5]	The above interests do not include the unvested interests of the executive directors in the Performance Share Plan.
[6]	K Naganuma is a director of Asatsu-DK, which at 10 May 2005 was interested in 31,295,646 shares representing 2.28% of the issued share capital of the Company.
[7]	In respect of Sir Martin Sorrell, Howard Paster and Paul Richardson, the above interests include investment shares committed to the 2004 award under Renewed LEAP, but do not include matching shares.
[8]	In the case of Sir Martin Sorrell (through JMS) interests include 1,571,190 and 577,391 phantom options granted in 1993 and 1994 respectively, which were exercised on 23 March 2005, details of which are set out in the table of awards satisfied and deferred by Sir Martin Sorrell elsewhere in Item 6. Also included for Sir Martin Sorrell are 4,691,392 shares in respect of the Capital Investment Plan part of which vested in September 2004 and in respect of which 987,742 shares vested but have not yet been exercised and Sir Martin Sorrell deferred a further 2,649,208 shares until 1 October 2008 and 1,754,520 shares in respect of the Notional Share Award Plan, which JMS exercised in September 2004. Sir Martin Sorrell also exercised rights over 313,796 shares under the Performance Share Plan in March 2005.
[9]	Each director’s share holdings at 31 May 2005 represents less that .1% of shares outstanding, with the exception of Sir Martin Sorrell, whose share holdings represent approximately 1.2% of outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	Months Ending 31 May
	2005		2004		2003
Legg Mason	4.1%	52,282,669	3.8%	45,513,831	3.7%	42,823,218

WPP ESOP	4.0%	50,432,167	4.8%	57,205,865	5.0%	57,305,872

Legal & General	3.3%	42,132,978	3.4%	40,592,450	3.5%	40,301,462

Barclays	3.0%	38,115,057	*	*	*	*

*	Less than 3% interests in the issued ordinary share capital of the Company.

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

The number of outstanding ordinary shares at 31 December 2004 was 1,185,338,038, which includes the underlying ordinary shares represented by 20,359,863 ADSs. 248 share owners of record of WPP ordinary shares were US residents at 31 December 2004.

The geographic distribution of our share ownership as of 31 December 2004 is presented below:

UK	46%

US	39%

Asia Pacific, Latin America, Africa & Middle East and Continental Europe	15%

Total	100%

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

Dividend distribution policy

The Group continues to increase dividends. The profit on ordinary activities before tax for the year was £456.5 million (2003: £349.9 million). The directors of the Company recommended a final ordinary dividend of 5.28p (2003: 4.40p) per share to be paid on 4 July 2005 to share owners on the register at 3 June 2005 which, together with the interim ordinary dividend of 2.50p (2003: 2.08p) per share paid on 15 November 2004, makes a total of 7.78p for the year (2003: 6.48p), an increase of 20%. The retained profit for the year of £200.3 million (2003: £131.6 million) is transferred to reserves.

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

B. Significant changes

On 7 March 2005, the Company completed the acquisition of Grey in consideration for the issue of 78 million new WPP ordinary shares and $720 million in cash. Grey was consolidated into the results of WPP from 7 March 2005.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Share price history

The Company’s ordinary shares have been traded on The London Stock Exchange since 1971.

The following table sets forth, for the periods indicated, the reported high and low middle-market quotations for the Company’s ordinary shares on The London Stock Exchange, based on its Daily Official List.

	£ per Ordinary Share
	High	Low
2000	13.24	6.93

2001	8.89	4.60

2002	8.11	3.91

2003
First Quarter	4.94	3.20

Second Quarter	5.24	3.50

Third Quarter	5.96	4.65

Fourth Quarter	5.84	5.09

2004
First Quarter	6.43	5.31

Second Quarter	5.88	5.29

Third Quarter	5.58	4.70

December	5.83	5.57

Fourth Quarter	5.90	4.98

2005
January	5.78	5.50

February	6.06	5.70

March	6.26	6.03

First Quarter	6.26	5.50

April	6.23	5.60

May	5.92	5.64

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

	US dollars per ADS
	High	Low
2000	102.56	50.25

2001	65.31	34.50

2002	58.50	30.16

2003
First Quarter	40.06	26.74

Second Quarter	42.57	28.07

Third Quarter	46.81	39.64

Fourth Quarter	49.93	43.43

2004
First Quarter	59.50	48.64

Second Quarter	53.53	46.86

Third Quarter	50.94	42.39

December	56.50	53.66

Fourth Quarter	56.50	45.02

2005
January	54.40	51.27

February	58.05	53.34

March	60.05	56.30

First Quarter	60.05	51.27

April	58.52	53.29

May	54.35	52.16

The Depositary held 101,799,315 ordinary shares as at 31 December 2004, approximately 8.59% of the outstanding ordinary shares, backing 20,359,863 outstanding ADSs.

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

Remuneration. The directors (other than any director who for the time being holds an executive office of employment with WPP or a subsidiary of WPP) shall be paid out of the funds of WPP by way of remuneration for their services as directors such fees not exceeding in aggregate £1,000,000 per annum or such larger sum as WPP may, by ordinary resolution, determine. Such remuneration shall be divided among the directors in such proportion and manner as the board may decide. The board may also make arrangements for such proportion of the fees payable to any director to be provided in the form of fully paid ordinary shares in the capital of WPP in accordance with the provisions of the articles of association.

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

Voting Rights and General Meetings. At a general meeting an ordinary resolution or any other question (other than a special or extraordinary resolution) put to a vote shall be decided by a show of hands unless a poll is duly demanded. A poll may be demanded by:

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

The following summary of United States and United Kingdom tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective purchasers of ADSs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADSs and the ordinary shares represented thereby by consulting their own tax advisors. In addition, this summary does not address the taxation of a United States shareholder (either corporate or individual) where the shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

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

Taxation of Dividends

United Kingdom Residents. The notional tax credit that will be available for an individual shareholder resident in the United Kingdom will be 1/9th of the dividend. Tax credits are not repayable to UK holders with no tax liability. Individuals whose income is not within the higher income tax band are liable to tax at 10% on the dividend income and the notional tax credit will satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income is 32.5%.

For dividends paid, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. According to the JGTRRA, certain dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) will be taxed at a maximum rate of 15%. To be eligible for the 15% rate, the stock must be held by the shareholder for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date. The new dividend rate is effective for dividends received after 31 December 2002.

For dividends paid to United States Residents prior to 1 May 2003 or those individuals that elect for a period of 12 months to be subject to the old UK-US Income Tax Treaty: In the case of an individual who is a United States citizen and not a resident of the United Kingdom, the dividend (i.e. the cash dividend exclusive of any notional tax credit in respect of such dividend) must be reported as income in the shareholder’s United States taxable income and the Untied Kingdom tax (including withholding taxes) actually paid or accrued to the Inland Revenue will be eligible to be claimed as a credit against the individual shareholder’s United States income tax liability, subject to certain limitations. For dividends paid on or after 1 May 2003 and individuals who did not elect to be taxed under the old US-UK Income Tax Treaty, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability. The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. As discussed above, subject to certain limitations, the JGTRRA will tax dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) at a rate not to exceed 15%.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company, based on the amount that would be receivable or payable if the Company had sought to enter into such transactions, at 31 December 2004 is £15.7 million (£26.4 million with respect to interest rate swaps and £(10.7) million for cross-currency swaps), based on quoted market prices where possible.

Interest rate risk

The Group’s interest rate management policy recognises that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates. The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt.

The Group’s principal borrowing currencies are US dollars, pounds sterling, and euros. Borrowings in these currencies, including amounts drawn under the working capital facility, and taking into account the Company’s cross-currency swaps, represented 93% of the Group’s gross indebtedness at 31 December 2004 (at $1,534 million, £239 million and €1,048 million, respectively) and 93% of the Group’s average gross debt during the course of 2004 (at $1,471 million, £275 million and €1,031 million, respectively). 55% of the year-end US$ debt is at fixed rates averaging 5.19% for an average period of 41 months. 100% of the sterling debt is at a fixed rate of 1.94% (including the effect of the redemption premium on the £450 million 2% convertible bonds) for an average period of 28 months. 23.85% of the euro debt is at fixed rates averaging 6.0% for an average period of 42 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2004, no forward rate agreements or interest rate caps were outstanding.

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

The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of 31 December 2004 and 2003, respectively:

2004 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -Fixed	437.2	5.19%	n/a	41

-Floating	363.7[2]	n/a	LIBOR	n/a

£ -Fixed	239.1	1.94%	n/a	28

€ -Fixed	176.9	6.00%	n/a	42

-Floating	564.6	n/a	EURIBOR	n/a

¥ -Fixed	45.8	(1.29)%	n/a	28

Other	17.1	n/a	Various	n/a

	1,844.4

2003 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -Fixed	329.5[2]	4.89%	n/a	22

-Floating	322.5[2]	n/a	LIBOR	n/a

£ -Fixed	318.3	2.82%	n/a	40

€ -fixed	422.6	5.49%	n/a	26

-Floating	316.9	n/a	EURIBOR	n/a

¥ -Fixed	46.9	(1.29)%	n/a	40

Other	3.0	n/a	Various	n/a

	1,759.7

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility.

The significant terms of the interest rate swaps agreement in place at 31 December 2004, 2003 and 2002, respectively, are summarized below:

	2004	2004	2003	2003	2002	2002
	€	$	€	$	€	$
Notional principal amount	€400m	$400m	€400m	—	€400m	$200m

Average pay rate	EURIBOR +2.19%	LIBOR +0.69%	EURIBOR +2.19%	n/a	EURIBOR +0.81%	6.22%

Average receive rate	6.0%	5.88%	6.0%	n/a	6.0%	LIBOR

Average term	42 months	115 months	54 months	n/a	67 months	0.4 months

Latest maturity date	Jun 2008	Jun 2014	Jun 2008	n/a	Jun 2008	Jan 2003

The variable rate payable on €200 million of the euro interest rate swaps is based on three-month EURIBOR and on six-month EURIBOR for the remaining €200 million. The three and six-month EURIBOR rates at 31 December 2004 were 2.175% and 2.197%, respectively.

The variable rate payable on $300 million of the US dollar interest rate swaps is based on three-month LIBOR and on six-month LIBOR for the remaining $100 million. The three and six-month LIBOR rates at 31 December 2004 were 2.49% and 2.69%, respectively.

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

The following table sets forth detail on the cross currency swaps by currency:

Cross currency swaps	2004	2004	2004	2004
	£/ €	£/$	$/ €	£/¥
Currency principal receivable	£110.256m	£52.669m	$278.3m	£47.934m

Currency principal payable	€170m	$75m	€228m	¥9,000m

Currency rate payable	EURIBOR -0.61%	LIBOR -2.07%	LIBOR +0.6875%	FIXED —

Currency rate receivable	4.89%	3.43%	EURIBOR +0.73%	3.43%

The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign exchange contracts. There were no such material contracts in place at 31 December 2004. No speculative foreign exchange trading is undertaken.

No hedging is undertaken in relation to the accounting translation of overseas balance sheets. In 2004 this resulted in an increase of £52 million (2003: increase of £75 million) in the sterling value of share owners’ funds due to movements in exchange rates.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2004 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $950 million bonds, €650 million Eurobonds, $287.5 million convertible bonds and £450 million convertible bonds at 31 December 2004 was £1,616 million. This is calculated by reference to market prices at 31 December 2004. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On or about February 28, 2005, the Company, its wholly-owned subsidiary Abbey Merger Corporation, Grey Global Group, Inc. and American Stock Transfer & Trust Company, as Trustee, entered into a supplemental indenture to the indenture pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033. Pursuant to the supplemental indenture, Abbey assumed Grey’s obligations under the indenture and the debentures, including the obligation to make payment of principal of and interest on the debentures and the performance of other covenants under the indenture, and WPP agreed to guarantee Abbey’s compliance with such obligations, subject to certain limited exceptions. On the same date, the parties entered into a second supplemental indenture that, among other things, gave each holder of the debentures (i) the right to convert each debenture into the kind and amount of merger consideration receivable in WPP’s merger with Grey by a holder of the number of shares of Grey common stock deliverable upon conversion of such debenture immediately prior to the record date of the merger, and (ii) the right to require Abbey to repurchase such holder’s debentures for the principal amount plus accrued interest in 2008, 2010 or 2013, at the holder’s election.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2004. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that based on the evaluation our disclosure controls and procedures were operating at the reasonable effectiveness level at that time.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2004, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6.A. above.

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

London:

Group Communications Director

WPP Group plc

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP Group plc

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

Item 16C. Principal Accountant Fees and Services

	2004	2003
	£m	£m
Auditors’ remuneration:
Services as auditors	8.4	7.3
Further assurance services[1,2]	7.5	2.8

	15.9	10.1
Non-audit services[1]:
Tax advisory	3.4	2.8
Consulting	0.6	0.9

	4.0	3.7
	19.9	13.8

Notes

[1]	Further assurance services comprise due diligence and transaction support services.
[2]	Further assurance and non-audit services require pre-approval by the Audit committee.

Auditors other than Deloitte & Touche LLP were paid £0.5 million in 2004 (2003: £0.5 million). In 2004, fees paid to auditors in respect of due diligence and transaction services, included in further assurance and other non-audit services above, of £0.9 million (2003: £0.5 million) were capitalized.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

At the Annual General Meeting in 2004 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 2% of its own shares in the market. This resolution will be submitted for renewal at the 2005 Annual General Meeting. Purchases made in 2004 are described in the table below:

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
March	6,600,000	£5.57	6,600,000	17,106,761

April	750,000	£5.63	750,000	16,356,761

May	4,825,000	£5.48	4,825,000	11,531,761

August	700,000	£4.96	700,000	10,831,761

September	508,321	£5.19	508,321	10,323,440

Total	13,383,321	£5.50	13,383,321

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP Group plc as at 31 December 2004, 2003, and 2002 are included in this report beginning on page F-1.

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

2.3	Amendment No. 2 to Amended and Restated Deposit Agreement, dated 3 October 2000, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 2 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on 30 June 2000 (Reg. No. 333-5906).

2.4	Amendment No. 3 to Amended and Restated Deposit Agreement, dated 17 May 2002, among WPP Group plc, Citibank, N.A., as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit (a)(i) of Amendment No. 3 to the Registration Statement on Form F-6, filed with the Securities and Exchange Commission on 19 April 2002 (Reg. No. 333-5906).

2.5	Indenture dated as of 20 January 2000 between Young & Rubicam Inc. and The Bank of New York as trustee (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam Inc.’s Annual Report on Form 10-K for the year ended 31 December 1999 (File No. 001-14093)).

2.6	Form of 3% Convertible Subordinated Note due 2005 (incorporated herein by reference to Exhibit A to Exhibit 10.28 to Young & Rubicam Inc.’s Annual Report on Form 10-K for the year ended 31 December 1999 (File No. 001-14093)).

2.7	Form of First Supplemental Indenture to the Indenture dated as of 20 January 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.7 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 29 August 2000 (File Nos. 333-43650 and 333-43640)).

Exhibit No.	Exhibit Title

2.8	Form of Second Supplemental Indenture to the Indenture dated as of 20 January 2000 for the 3% Convertible Subordinated Notes due 2005, among Young & Rubicam Inc., WPP Group plc, and The Bank of New York (incorporated herein by reference to Exhibit 4.8 of Amendment No. 1 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 29 August 2000 (File Nos. 333-43650 and 333-43640)).

2.9	Indenture dated as of 15 July 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.10	Forms of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.11	Agreement of Registrant to file, if requested by Securities and Exchange Commission, indenture and form of notes relating to the issuance of 5.125% Bonds due June 2004 and the issuance of 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indentures and forms of notes relating to the issuance of 2% Convertible Bonds due April 2007 (incorporated by reference to Exhibit 2.14 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2001).

2.13	$750 Million Credit Facility Agreement dated 4 September 2001 (incorporated by reference to Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2001).

2.14	Form of Supplemental Indenture, dated as of 30 December 2003, among WPP Finance (USA) Corporation, WPP Group plc and Deutsche Bank Trust Company (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

2.15	Form of Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.16	Form of First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S.$650,000,000 5.875% Notes due 2014 (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on
21 September 2004 (File No. 333-119163)).

2.17	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.18).

2.18	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.18).

Exhibit No.	Exhibit Title

2.19	Form of Letter Agreement, dated as of 7 March 2005, between WPP Group plc and Citibank, N.A., as Depositary, supplementing the Amended and Restated Deposit Agreement by and among WPP Group plc, Citibank, N.A. and all holders and beneficial owners of American Depositary Receipts issued thereunder.*

2.20	Indenture, dated 28 October 2003, between Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, including the form of 5.0% Contingent Convertible Subordinated Debenture due 2033 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed by Grey Global Group Inc. on 26 January 2004 (File No. 333-112208)).

2.21	Form of First Supplemental Indenture, dated as of February 28, 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Grey on February 28, 2005 (File No. 000-07898)).

2.22	Form of Second Supplemental Indenture, dated as of February 28, 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K filed by Grey on February 28, 2005 (File No. 000-07898)).

4.1	Amended and Restated Agreement and Plan of Merger, dated as of 11 May 2000, by and among WPP Group plc, Young & Rubicam Inc., York Merger Corp. and York II Merger Corp. (incorporated herein by reference to Exhibit 2 of Amendment No. 1 to the Registration Statement on Form F-4 filed by the Registrant on 25 August 2000 (File No. 33-40516)).

4.2	Consolidated Revolving Credit Facility Agreement, dated 3 July 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated 4 July 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred to therein (incorporated by reference to Exhibit 1(b) of the Annual Report on Form 20-F filed by the Registrant on 2 July 1999).

4.3	Revolving Credit Facility and Term Out Facility Agreement, dated 7 August 2000 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by the Registrant on 28 August 2000).

4.4	The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 99 of the Registration Statement on Form S-8 filed by the Registrant on 6 August 1996 (File No. 333-05368)).

4.5	Leadership Equity Acquisition Plan, adopted by WPP Group plc in September 1999 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.6	WPP Group plc Performance Share Plan (incorporated herein by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.7	2001-2003 Long Term Incentive Plan (“LTIP”) The Ogilvy Group, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

Exhibit No.	Exhibit Title

4.8	2001-2003 Long Term Incentive Plan (“LTIP”) J. Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.9	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.10	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.12	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.13	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.14	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.15	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.16	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.17	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.18	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.19	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.20	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.21	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.22	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

Exhibit No.	Exhibit Title

4.23	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.24	2002-2004 LTIP Ogilvy & Mather Participant Guide (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

4.25	2002-2004 LTIP J Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

4.26	2003-2005 WPP LTIP Participant Guide. (incorporated herein by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2003).

4.27	Leadership Equity Acquisition Plan, adopted by WPP Group plc on 16 April 2004 (incorporated herein by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2003).

4.28	Purchase Agreement, dated 16 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, Barclays Capital Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, for themselves and on behalf of the several Initial Purchasers named on Schedule I thereto (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 21 September 2004 (File No. 333-119163)).

4.29	Registration Rights Agreement, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, Barclays Capital Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, for themselves and on behalf of the several Initial Purchasers named in Schedule I to the Purchase Agreement dated 16 June 2004 (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 21 September 2004 (File No. 333-119163)).

4.30	Agreement and Plan of Merger, dated as of 11 September 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. and First Amendment to Agreement and Plan of Merger, dated as of 1 December 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. (included as Appendix A to the proxy statement/prospectus filed as part of the Registration Statement on Form F-4 filed by the Registrant on 1 February 2005 (File No. 333-119949)).

4.31	Grey Advertising Inc. 1998 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 17 August 1998 (File No. 000-07898)).

4.31	Grey Global Group Inc. 2003 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 21 August 2003 (File No. 000-07898)).

4.32	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).

Exhibit No.	Exhibit Title

4.33	Registration Rights Agreement, dated 28 October 2003, by and between Grey Global Group Inc. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-4 filed by Grey Global Group Inc. on 26 January 2004 (File No. 333-112208)).

4.34	Form of Support Agreement, dated as of 22 February 2005, by and among the Registrant, Grey Global Group Inc. and certain holders of Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 1 to the Form 6-K filed by the Registrant on 23 February 2005).

4.35	UK Service Agreement, dated 16 August 2004 and effective 1 April 2005, between WPP Group plc and Sir Martin Sorrell.*

4.36	USA Service Agreement, dated and effective 16 August 2004, between WPP Group plc and Sir Martin Sorrell.*

4.37	USA Service Agreement, dated and effective 28 April 2005, between WPP Group plc and Paul W.G. Richardson.*

4.38	Employment Agreement, dated as of January 1, 2002, by and between WPP Group USA, Inc. and Howard G. Paster.*

4.39	Employment Agreement, dated 9 September 2002, between WPP Group plc and Mark Read.*

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer pursuant to Rule 13a–14(a) or Rule 15d–14(a).*

12.2	Certification of Chief Financial officer pursuant to Rule 13a–14(a) or Rule 15d-14(a).*

13.1	Certifications of Chief Executive Officer and Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Auditors.*

*	filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP Group plc

By:	/S/ P W G RICHARDSON
Paul W G Richardson Group Finance Director

30 June 2005

Item 18

WPP GROUP plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT TO THE SHAREHOLDERS OF WPP GROUP PLC

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WPP GROUP PLC

We have audited the accompanying consolidated balance sheets of WPP Group plc and its subsidiaries as of 31 December 2004, 2003 and 2002, and the related consolidated statements of income, cash flows, total recognised gains and losses, and share owners’ funds for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2004, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended 31 December 2004 and the determination of share owners’ funds at 31 December 2004, 2003 and 2002 to the extent summarized on pages F-30 to F-49 below.

Deloitte & Touche LLP

London, England

30 June 2005

Accounting policies

The financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom (UK GAAP). No changes have been made to the accounting policies since the preceding year other than the adoption of UITF 38 (Accounting for ESOP Trusts).

UITF 38 requires the classification of the cost of shares held by the Group’s ESOP trusts as a deduction from share owners’ funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group’s incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the intrinsic value (market value) of the shares at grant date.

Following the implementation of UITF 38, the Group has restated its consolidated profit and loss account for the year ended 31 December 2002 (to increase operating costs by £12.4 million), and its consolidated balance sheet for the years ended 31 December 2003 (to reduce net assets by £251.8 million) and 31 December 2002 (to reduce net assets by £280.7 million). There was no material impact on the profit and loss account for the year ended 31 December 2003. The consolidated cash flow statement for the years ended 31 December 2003 and 31 December 2002 has also been restated to show the purchase of own shares by the ESOP Trusts within financing activities. Previously these purchases were shown within capital expenditure and financial investment.

A summary of the Group’s principal accounting policies is set out below.

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

Goodwill and intangible fixed assets

Intangible fixed assets comprise goodwill and certain acquired separable corporate brand names. These assets are carried at historic cost (at historic exchange rates) less any provisions for amortisation or impairment.

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10 (Goodwill and intangible assets), for acquisitions made on or after 1 January 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was written off to reserves in accordance with the accounting standard then in force. On disposal or closure of a business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

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

Accounting policies (continued)

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

The financial statements depart from the specific requirement of companies legislation to amortise goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2004 would have been an amortisation charge of £260.0 million (2003: £250.0 million, 2002: £231.0 million) compared with a reported £42.5 million (2003: £33.0 million, 2002: £32.0 million).

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

Tangible fixed assets

Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

•	Freehold buildings – 2% per annum;

•	Leasehold land and buildings – over the term of the lease or life of the asset, if shorter;

•	Fixtures, fittings and equipment – 10-33% per annum;

•	Computer equipment – 33% per annum.

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

Stocks and work in progress

Work in progress is valued at cost or on a percentage of completion basis. Cost includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Stocks are stated at the lower of cost and net realisable value.

Debtors

Debtors are stated net of provisions for bad and doubtful debts.

Accounting policies (continued)

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

Turnover, cost of sales and revenue recognition

Turnover (billings) comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Cost of sales comprises media payments and production costs. Revenue comprises commission and fees earned in respect of turnover. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Turnover and revenue are stated exclusive of VAT, sales taxes and trade discounts.

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

Information, insight & consultancy

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is always subsequently validated against other more subjective criteria (i.e., relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more

Accounting policies (continued)

subjective measures take precedence since these are output measures.

While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectibility is reasonable assured.

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

Incentive plans

The Group’s share based incentive plans are accounted for in accordance with Urgent Issues Task Force (‘UITF’) Abstract 17 ‘Employee Share Schemes’ (Revised) and UITF Abstract 38 ‘Accounting for ESOP Trusts’. Where share based incentive plans are satisfied by the award of shares in the Group from one of the Group’s ESOP Trusts, the relevant charge is based upon the intrinsic value (market value) of the shares at grant date, less any consideration to be received from the employee. The resulting cost is charged to the profit and loss account over the period to which the employee’s performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

Pension costs

The Group accounts for pension schemes in accordance with FRS 17 (Retirement Benefits).

For defined contribution schemes, contributions are charged to the profit and loss account as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service

Accounting policies (continued)

costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

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

Consolidated income statements

For the years ended 31 December 2004, 2003 and 2002

	Notes	2004 £m		2003 £m		2002 Restated[1] £m
Turnover (billings)	1	19,598.0		18,621.3		18,028.7
Cost of sales		(15,298.5)		(14,515.3)		(14,120.4)
Revenue	1	4,299.5		4,106.0		3,908.3
Direct costs		(225.1)		(237.1)		(218.2)
Gross profit		4,074.4		3,868.9		3,690.1
Operating costs excluding goodwill amortisation and impairment	2	(3,514.8)		(3,375.9)		(3,252.3)
Goodwill amortisation and impairment – subsidiaries	2	(75.0)		(77.7)		(177.7)
Operating costs		(3,589.8)		(3,453.6)		(3,430.0)
Operating profit		484.6		415.3		260.1
Income from associates	15	48.1		40.5		30.0
Goodwill amortisation and impairment – associates	15	(3.5)		(34.3)		–
Profit on ordinary activities before interest, taxation, fixed asset gains and write-downs		529.2		421.5		290.1
Profits on disposal of fixed assets	4	3.0		–		9.2
Amounts written off fixed asset investments	4	(5.0)		–		(19.9)
Net interest payable and similar charges on net borrowings	5	(61.2)		(60.1)		(79.6)
Net interest charges on defined benefit pension schemes	5	(9.5)		(11.5)		(6.8)
Net interest payable and similar charges		(70.7)		(71.6)		(86.4)
Profit on ordinary activities before taxation		456.5		349.9		193.0
Taxation on profit on ordinary activities	6	(140.2)		(122.1)		(103.4)
Profit on ordinary activities after taxation		316.3		227.8		89.6
Minority interests		(24.0)		(19.4)		(14.0)
Profit attributable to ordinary share owners		292.3		208.4		75.6
Ordinary dividends	7	(92.0)		(76.8)		(62.5)
Retained profit for the year transferred to reserves		200.3		131.6		13.1

Earnings per share	8
Basic earnings per ordinary share		25.7	p	18.7	p	6.8	p
Diluted earnings per ordinary share		25.0	p	18.2	p	6.7	p

Earnings per ADR[2]
Basic earnings per ADR		128.5	p	93.5	p	34.0	p
Diluted earnings per ADR		125.0	p	91.0	p	33.5	p

UK GAAP refers to the income statement as the “profit and loss account”.

The accompanying notes form an integral part of this profit and loss account.

There is no material difference between the results disclosed in the profit and loss account and the historical cost profit as defined by FRS 3. Movements in share owners’ funds are set out in note 25.

No operations with a material impact on the Group’s results were acquired or discontinued during 2004, 2003 or 2002. In 2004, acquisitions contributed revenue of £63.6 million, operating profit of £12.9 million and profit on ordinary activities before interest, taxation, fixed asset gains and write-downs of £18.9 million.

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	Basic and diluted earnings per ADR have been calculated using the same method as earnings per share, multiplied by a factor of five.

Consolidated cash flow statements

For the years ended 31 December 2004, 2003 and 2002

	Notes	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Operating profit		484.6	415.3	260.1
Depreciation		103.4	127.5	116.6
Goodwill amortisation and impairment charges		75.0	77.7	177.7
Movements in working capital and provisions	10	25.1	320.6	222.9
Loss on sale of tangible fixed assets		1.9	0.9	2.6
Net cash inflow from operating activities		690.0	942.0	779.9
Dividends received from associates		18.5	15.6	9.4
Returns on investments and servicing of finance	11	(73.3)	(38.3)	(78.2)
UK and overseas tax paid		(101.3)	(93.6)	(85.0)
Capital expenditure and financial investment	11	(86.3)	(85.2)	(90.3)
Acquisitions and disposals	11	(208.9)	(344.5)	(277.3)
Equity dividends paid		(81.7)	(67.0)	(55.6)
Net cash inflow before management of liquid resources and financing		157.0	329.0	202.9
Management of liquid resources		157.8	(211.4)	(113.6)
Net cash inflow from financing	11	52.8	116.8	146.3
Increase in cash and overdrafts for the year		367.6	234.4	235.6
Translation difference		(44.6)	(19.3)	(0.4)
Balance of cash and overdrafts at beginning of year		716.0	500.9	265.7
Balance of cash and overdrafts at end of year		1,039.0	716.0	500.9

Reconciliation of net cash flow to movement in net debt:
Increase in cash and overdrafts for the year		367.6	234.4	235.6
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(157.8)	211.4	113.6
Cash inflow from increase in debt financing		(124.2)	(24.3)	(201.2)
Debt acquired		(9.6)	–	–
Other movements		(8.2)	(9.4)	(8.8)
Translation difference		(6.7)	(50.9)	23.2
Movement in net debt in the year	9	61.1	361.2	162.4
Net debt at beginning of year	9	(361.5)	(722.7)	(885.1)
Net debt at end of year	9	(300.4)	(361.5)	(722.7)

The accompanying notes form an integral part of this cash flow statement.

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Consolidated statement of total recognised gains and losses

For the years ended 31 December 2004, 2003 and 2002

	Notes	2004 £m	2003 £m	2002 Restated[1] £m
Profit for the financial year		292.3	208.4	75.6
Exchange adjustments on foreign currency net investments	25	52.1	74.8	82.3
Actuarial (loss)/gain on defined benefit pension schemes in accordance with FRS 17 (Retirement Benefits)	25	(18.2)	14.0	(52.8)
Deferred tax on defined benefit pension schemes	25	3.3	10.0	–
Total recognised gains and losses relating to the year		329.5	307.2	105.1

The accompanying notes form an integral part of this statement of total recognised gains and losses.

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Consolidated balance sheets

At 31 December 2004, 2003 and 2002

	Notes	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Fixed assets
Intangible assets
Corporate brands	13	950.0	950.0	950.0
Goodwill	13	4,845.7	4,710.3	4,407.0
Tangible assets	14	333.8	344.6	377.3
Investments	15	389.3	381.5	316.5
		6,518.8	6,386.4	6,050.8
Current assets
Stocks and work in progress	16	220.6	269.6	291.6
Debtors	17	2,677.6	2,394.5	2,256.4
Trade debtors within working capital facility:
Gross debts	18	545.7	507.5	385.7
Non-returnable proceeds	18	(261.0)	(280.4)	(217.4)
		284.7	227.1	168.3
Current asset investments (short-term bank and escrow deposits)	9	244.0	401.8	190.4
Cash at bank and in hand		1,372.0	1,018.1	689.1
		4,798.9	4,311.1	3,595.8
Creditors: amounts falling due within one year (including convertible bonds)	19	(5,220.0)	(4,902.0)	(4,120.1)
Net current liabilities		(421.1)	(590.9)	(524.3)
Total assets less current liabilities		6,097.7	5,795.5	5,526.5
Creditors: amounts falling due after more than one year (including convertible bonds)	20	(1,852.6)	(1,691.1)	(1,837.5)
Provisions for liabilities and charges	21	(91.2)	(99.7)	(70.5)
Net assets excluding pension provision		4,153.9	4,004.7	3,618.5
Pension provision	22	(187.8)	(188.9)	(184.8)
Net assets including pension provision		3,966.1	3,815.8	3,433.7

Capital and reserves
Called up share capital	24, 25	118.5	118.7	115.7
Share premium account	25	1,002.2	955.3	836.6
Shares to be issued	25	49.9	130.0	195.7
Merger reserve	25	2,920.6	2,921.0	2,869.3
Other reserves	25	(125.5)	(178.9)	(254.3)
Own shares[2]	25	(277.7)	(307.8)	(312.2)
Profit and loss account	25	226.5	129.4	(55.9)
Equity share owners’ funds		3,914.5	3,767.7	3,394.9
Minority interests		51.6	48.1	38.8
Total capital employed		3,966.1	3,815.8	3,433.7

The accompanying notes form an integral part of this balance sheet.

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	Investments in own shares held by the ESOP Trusts.

Signed on behalf of the Board on 10 May 2005:

Sir Martin Sorrell	P W G Richardson
Group chief executive	Group finance director

Consolidated statements of share owners’ funds

For the years ended 31 December 2004, 2003 and 2002

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own shares Restated[1,2] £m	Profit and loss account Restated[1] £m	Total Restated[1] £m
Balance at 1 January 2002	115.0	805.2	238.6	2,824.7	(336.8)	(250.4)	(29.8)	3,366.5
2002 movements
Ordinary shares issued in respect of acquisitions	0.2	–	–	8.0	–	–	–	8.2
Other ordinary shares issued	0.7	32.4	(42.9)	39.0	–	–	(4.9)[3]	24.3
Share issue/cancellation costs	–	(1.0)	–	(2.4)	–	–	–	(3.4)
Share cancellations	(0.2)	–	–	–	0.2	–	(8.3)	(8.3)
Currency translation movement	–	–	–	–	82.3	–	–	82.3
Retained profit for the financial year	–	–	–	–	–	–	13.1	13.1
Actuarial loss on defined benefit pension schemes	–	–	–	–	–	–	(52.8)	(52.8)
Net purchases of own shares by ESOP trusts	–	–	–	–	–	(61.8)	26.8	(35.0)
Balance at 31 December 2002	115.7	836.6	195.7	2,869.3	(254.3)	(312.2)	(55.9)	3,394.9
2003 movements
Ordinary shares issued in respect of acquisitions	0.4	0.1	–	16.4	–	–	–	16.9
Share placement	2.1	98.1	–	–	–	–	–	100.2
Other ordinary shares issued	1.1	21.6	(65.7)	37.0	–	–	24.1[3]	18.1
Share issue/cancellation costs	–	(1.1)	–	(1.7)	–	–	–	(2.8)
Share cancellations	(0.6)	–	–	–	0.6	–	(20.2)	(20.2)
Currency translation movement	–	–	–	–	74.8	–	–	74.8
Retained profit for the financial year	–	–	–	–	–	–	131.6	131.6
Other movements	–	–	–	–	–	–	1.3	1.3
Actuarial gain on defined benefit schemes	–	–	–	–	–	–	14.0	14.0
Deferred tax on defined benefit pension pension schemes	–	–	–	–	–	–	10.0	10.0
Net disposals of own shares by ESOP trusts	–	–	–	–	–	4.4	24.5	28.9
Balance at 31 December 2003	118.7	955.3	130.0	2,921.0	(178.9)	(307.8)	129.4	3,767.7
2004 movements
Ordinary shares issued	1.1	46.9	(23.1)	10.2	–	–	(2.3)[3]	32.8
Share issue/cancellation costs	–	–	–	(0.3)	–	–	(0.5)	(0.8)
Share cancellations	(1.3)	–	–	–	1.3	–	(73.6)	(73.6)
Currency translation movement	–	–	–	–	52.1	–	–	52.1
Retained profit for the financial year	–	–	–	–	–	–	200.3	200.3
Adjustment to pre-1998 goodwill written off to reserves	–	–	–	–	–	–	3.2	3.2
Actuarial loss on defined benefit pension schemes	–	–	–	–	–	–	(18.2)	(18.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.3	3.3
Net disposals of own shares by ESOP trusts	–	–	–	–	–	30.1	(15.1)	15.0
Transfer to goodwill	–	–	(57.0)	(10.3)	–	–	–	(67.3)
Balance at 31 December 2004	118.5	1,002.2	49.9	2,920.6	(125.5)	(277.7)	226.5	3,914.5

The accompanying notes form an integral part of this statement of share owners’ funds

Other reserves at 31 December 2004 comprise: currency translation deficit £128.9 million (2003: £181.0 million, 2002: £255.8 million) and capital redemption reserve £3.4 million (2003: £2.1 million, 2002: £1.5 million).

The cumulative amount of goodwill written off against the Group’s reserves, net of that relating to undertakings disposed of, is £1,154.0 million (2003: £1,157.2 million, 2002: £1,158.4 million).

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	The Company’s holdings of own shares are stated at cost and represent purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP Group plc for the purpose of funding certain of the Group’s long-term incentive plan liabilities.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2004 was 51,657,256 (2003: 57,439,271, 2002: 58,210,657) and £296.0 million (2003: £315.1 million, 2002: £276.2 million) respectively. The trusts received dividends on the shares held, as the right to dividends has not been waived by the trustees.

[3]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.

Notes to the consolidated financial statements

For the year ended 31 December 2004

1 Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

These services include Advertising and Media investment management, Information, insight & consultancy, Public relations & public affairs, and Branding & identity, Healthcare and Specialist communications. The Group derives a substantial proportion of its revenue and operating income from North America, the UK and Continental Europe and the Group’s performance has historically been linked with the economic performance of these regions.

Contributions by geographical area were as follows:
	2004 £m	Change %	2003 £m	Change %	2002 Restated[1] £m
Turnover
North America	7,576.3	4.1	7,280.3	(9.1)	8,010.3
UK	1,973.1	5.2	1,875.9	11.0	1,689.9
Continental Europe	6,312.4	2.5	6,159.0	11.5	5,525.8
Asia Pacific, Latin America, Africa & Middle East	3,736.2	13.0	3,306.1	18.0	2,802.7
	19,598.0	5.2	18,621.3	3.3	18,028.7
Revenue
North America	1,651.9	(1.6)	1,678.7	(2.6)	1,723.2
UK	728.5	9.6	664.9	7.4	619.2
Continental Europe	1,134.8	5.1	1,079.4	16.1	929.6
Asia Pacific, Latin America, Africa & Middle East	784.3	14.8	683.0	7.3	636.3
	4,299.5	4.7	4,106.0	5.1	3,908.3
Headline PBIT[2]
North America	262.6	6.0	247.8	6.0	233.7
UK	81.9	14.1	71.8	9.6	65.5
Continental Europe	141.2	15.9	121.8	25.8	96.8
Asia Pacific, Latin America, Africa & Middle East	122.0	32.5	92.1	28.3	71.8
	607.7	13.9	533.5	14.0	467.8

There is no material difference between turnover determined by origin and that determined by destination.

Contributions by operating sector were as follows:
	2004 £m	Change %	2003 £m	Change %	2002 Restated[1] £m
Turnover
Advertising and Media investment management[3]	16,115.6	6.0	15,201.7	2.4	14,848.6
Information, insight & consultancy	794.8	3.4	769.0	7.6	714.5
Public relations & public affairs[3]	591.9	(0.8)	596.4	(0.3)	598.4
Branding & identity, Healthcare and Specialist communications	2,095.7	2.0	2,054.2	10.0	1,867.2
	19,598.0	5.2	18,621.3	3.3	18,028.7
Revenue
Advertising and Media investment management[3]	1,985.3	3.9	1,911.2	7.0	1,786.9
Information, insight & consultancy	744.8	5.9	703.6	5.9	664.7
Public relations & public affairs[3]	445.2	(1.3)	450.9	(4.2)	470.7
Branding & identity, Healthcare and Specialist communications	1,124.2	8.1	1,040.3	5.5	986.0
	4,299.5	4.7	4,106.0	5.1	3,908.3
Headline PBIT[2]
Advertising and Media investment management[3]	319.0	9.4	291.7	9.9	265.5
Information, insight & consultancy	73.9	47.8	50.0	7.8	46.4
Public relations & public affairs[3]	62.4	6.1	58.8	21.2	48.5
Branding & identity, Healthcare and Specialist communications	152.4	14.6	133.0	23.8	107.4
	607.7	13.9	533.5	14.0	467.8
Less:
Goodwill amortisation and impairment	(78.5)		(112.0)		(177.7)
Profits on disposal of fixed assets	3.0		–		9.2
Amounts written off fixed asset investments	(5.0)		–		(19.9)
Net interest payable and similar charges	(70.7)		(71.6)		(86.4)
Taxation on profit on ordinary activities	(140.2)		(122.1)		(103.4)
Minority interests	(24.0)		(19.4)		(14.0)
Profit attributable to ordinary share owners	292.3		208.4		75.6

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	Headline PBIT: Profit on ordinary activities before interest, taxation, goodwill amortisation and impairment, fixed asset gains and write-downs.
[3]	In 2004 certain of the Group’s public relations and public affairs businesses, which were historically included in Advertising and Media investment management have been moved to Public relations & public affairs. As a result the comparative figures for both Advertising and Media investment management and Public relations & public affairs have been restated to reflect this change.

Notes to the consolidated financial statements (continued)

2 Operating costs

	2004 £m	2003 £m	2002 Restated[1] £m
Total staff costs (note 3)	2,502.4	2,362.5	2,242.4
Establishment costs	327.6	324.6	329.4
Other operating expenses (net)	682.9	687.9	677.9
Loss on sale of tangible fixed assets	1.9	0.9	2.6
Operating costs excluding goodwill amortisation and impairment	3,514.8	3,375.9	3,252.3
Goodwill amortisation and impairment – subsidiaries	75.0	77.7	177.7
Total operating costs	3,589.8	3,453.6	3,430.0
Operating expenses include:
Depreciation of tangible fixed assets (note 14)	103.4	127.5	116.6
Goodwill amortisation – subsidiaries (note 13)	39.0	29.5	32.0
Goodwill impairment – subsidiaries (note 13)	36.0	48.2	145.7
Operating lease rentals:
Land and buildings	205.1	208.0	207.4
Plant and machinery	37.5	40.9	45.7
	242.6	248.9	253.1

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

All of the operating costs of the Group are related to administrative expenses.

	2004 £m	2003 £m	2002[1] £m
Auditors’ remuneration:
Services as auditors	8.4	7.3	5.4
Preliminary Sarbanes-Oxley related services	3.8	0.4	–
Further assurance services[2,3]	3.7	2.4	2.2
	15.9	10.1	7.6
Non-audit services[3]:
Tax advisory	3.4	2.8	2.7
Consulting	0.6	0.9	0.9
	19.9	13.8	11.2

Notes

[1]	Deloitte & Touche LLP replaced Arthur Andersen as auditors in 2002. The 2002 figures above include amounts paid to both Deloitte & Touche LLP and Arthur Andersen.
[2]	Further assurance services comprise due diligence and transaction support services.
[3]	Further assurance and non-audit services require pre-approval by the Audit committee.

Audit fees paid to the auditors include £0.5 million (2003: £0.5 million, 2002: £0.5 million) in respect of the parent company. Auditors other than Deloitte & Touche LLP or Arthur Andersen were paid £0.5 million (2003: £0.5 million, 2002: £0.2 million). In 2004 fees paid to auditors in respect of due diligence and transaction services, included in further assurance services above, of £0.9 million (2003: £0.5 million, 2002: £1.5 million) were capitalised.

2 Operating costs (continued)

Depreciation segment information

The following table shows depreciation expense attributable to each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management[1]	49.3	58.4	51.2
Information, insight & consultancy	18.6	19.6	20.0
Public relations & public affairs[1]	10.3	13.9	15.6
Branding & identity, Healthcare and Specialist communications	25.2	35.6	29.8
	103.4	127.5	116.6

Notes

[1]	In 2004 certain of the Group’s public relations and public affairs businesses, which were historically included in Advertising and Media investment management have been moved to Public relations & public affairs. As a result the comparative figures for both Advertising and Media investment management and Public relations & public affairs have been restated to reflect this change.

Goodwill amortisation segment information

The following table shows goodwill amortisation attributable to each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	17.8	1.1	0.8
Information, insight & consultancy	11.3	12.6	14.9
Public relations & public affairs	1.0	2.2	1.2
Branding & identity, Healthcare and Specialist communications	8.9	13.6	15.1
	39.0	29.5	32.0

Goodwill impairment segment information

The impact of the current economic climate on the performance of certain of the Group’s businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. Note 13 gives further information on the Group’s 2004 impairment review.

The following table shows goodwill impairment attributable to each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	8.1	–	12.5
Information, insight & consultancy	3.4	35.1	70.3
Public relations & public affairs	17.8	–	8.5
Branding & identity, Healthcare and Specialist communications	6.7	13.1	54.4
	36.0	48.2	145.7

Minimum committed annual rentals

Amounts payable in 2005 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m
In respect of operating leases which expire:
– within one year	6.9	11.1	8.8	24.0	18.4	20.5
– within two to five years	19.3	21.1	22.2	74.0	86.3	88.9
– after five years	1.5	2.0	1.8	75.9	76.0	73.9
	27.7	34.2	32.8	173.9	180.7	183.3

Notes to the consolidated financial statements (continued)

2 Operating costs (continued)

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2004 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ended 31 December
2005	201.6	(18.8)	182.8
2006	229.9	(15.1)	214.8
2007	139.2	(13.6)	125.6
2008	119.3	(12.5)	106.8
2009	109.7	(7.9)	101.8
Later years	232.5	(41.2)	191.3
	1,032.2	(109.1)	923.1

3 Our people

Our staff numbers averaged 57,788 against 51,604 in 2003, including acquisitions. Their geographical distribution was as follows:

	2004 Number	2003 Number	2002 Number
North America	17,271	14,755	14,687
UK	7,069	6,806	6,783
Continental Europe	14,793	13,675	13,908
Asia Pacific, Latin America, Africa & Middle East	18,655	16,368	15,039
	57,788	51,604	50,417

Their operating sector distribution was as follows:

	2004 Number	2003 Number	2002 Number
Advertising and Media investment management	29,419	26,878	25,791
Information, insight & consultancy	9,482	7,161	6,223
Public relations & public affairs	5,136	4,986	5,190
Branding & identity, Healthcare and Specialist communications	13,751	12,579	13,213
	57,788	51,604	50,417

At the end of 2004 staff numbers were 59,932 (2003: 54,324, 2002: 49,439).

As at 31 March 2005, following the acquisition of Grey, the Group had approximately 71,000 employees. Including employees of associated undertakings, this figure is approximately 84,000.

Total staff costs were made up as follows:

	2004 £m	2003 £m	2002 Restated[1] £m
Wages and salaries	1,718.4	1,644.5	1,604.7
Payments and provisions charged under short-and long-term incentive plans	160.6	130.4	102.5
Social security costs	210.0	198.2	181.7
Pension costs (note 22)	64.4	64.9	60.6
Other staff costs	349.0	324.5	292.9
	2,502.4	2,362.5	2,242.4
Staff cost to revenue ratio	58.2%	57.5%	57.4%
Staff cost to gross profit ratio	61.4%	61.1%	60.8%

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Directors’ emoluments are disclosed in Item 6.

4 Fixed asset gains, write-down of fixed asset investments and other items impacting Quality of Earnings

Disposal of freehold properties and fixed asset investments

The profits on disposal of fixed assets comprise:

	2004 £m	2003 £m	2002 £m
Net profits on disposal of investments	3.0	–	5.6
Profits on disposal of freehold properties	–	–	3.6
	3.0	–	9.2

In 2004, profits were realised on the disposal of certain minority investments in marketing services companies in North America.

In 2002 profits were realised on the disposal of two freehold properties in the UK and on a number of minority investments in new media and marketing services companies in the US and the UK.

Write-down of fixed asset investments

Amounts written off fixed asset investments of £5.0 million (2003: £nil, 2002: £19.9 million) relate to write-downs on certain non-core minority investments in new media companies and other technology ventures.

These transactions did not have a material effect on the Group’s tax charge or minority interest.

Other items

The Group has released £14.0 million (2003: £12.0 million, 2002: £13.0 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2003. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. For this reason, the Group considers that the combination of the above releases and charges, when taken together does not materially impact the Group’s quality of earnings.

5 Net interest payable and similar charges

	2004 £m	2003 £m	2002 £m
Interest payable on bank loans and overdrafts	58.8	33.0	40.1
Interest payable on other loans (including corporate and convertible bonds)	53.6	54.8	67.7
Interest payable of associate undertakings	2.6	2.0	1.8
Total interest payable	115.0	89.8	109.6
Interest receivable of associate undertakings	(2.5)	(3.0)	(2.2)
Gain on purchase of Eurobond	–	–	(1.2)
Interest receivable	(56.4)	(30.8)	(31.0)
Net interest payable	56.1	56.0	75.2
Charges in respect of working capital facilities	5.1	4.1	4.4
Net interest payable and similar charges on net borrowings	61.2	60.1	79.6
Net interest charges on defined benefit pension schemes (note 22)	9.5	11.5	6.8
	70.7	71.6	86.4

Interest payable on the Group’s borrowings, other than the bonds, is payable at a margin of between 0.4% and 0.475% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $950 million of USD bonds at a weighted average interest rate of 6.14% (prior to any interest rate swaps or cross-currency swaps), €650 million of Eurobonds at 6% (prior to any interest rate or currency swaps), £450 million of convertible bond at 3.07% (including redemption premium accrual and prior to any interest rate or cross-currency swaps) and $287.5 million of convertible bonds at a rate of 3%.

Notes to the consolidated financial statements (continued)

5 Net interest payable and similar charges (continued)

Average borrowings under the Syndicated Revolving Credit Facilities (note 9) amounted to $79.4 million at an average interest rate of 1.5% (2003: 1.75%, 2002: 2.6%) inclusive of margin.

Derivative financial instruments

	2004 €	2004 $	2003 €	2003 $	2002 €	2002 $
Interest rate swaps
Notional principal amount	€400m	$400m	€400m	–	€400m	$200m
Average pay rate	EURIBOR +2.19%	LIBOR +0.69%	EURIBOR +2.19%	n/a	EURIBOR +0.81%	6.22%
Average receive rate	6.0%	5.88%	6.0%	n/a	6.0%	LIBOR
Average term	42 months	115 months	54 months	n/a	67 months	0.4 months
Latest maturity date	Jun 2008	Jun 2014	Jun 2008	n/a	Jun 2008	Jan 2003

	2004 £/€	2004 £/$	2004 $/€	2004 £/Yen
Cross currency swaps
Currency principal receivable	£110.256m	£52.669m	$278.3m	£47.934m
Currency principal payable	€170m	$75m	€228m	Yen 9,000m
Currency rate payable	EURIBOR –0.61%	LIBOR –2.07%	LIBOR +0.6875%	FIXED –
Currency rate receivable	4.89%	3.43%	EURIBOR +0.73%	3.43%

The Group enters into interest rate swap agreements to manage its proportion of fixed and floating rate debt. The Group also entered into cross-currency swap agreements to match the currency of its debt with the currency of its cash flows.

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

The fair value of derivatives is disclosed in note 23.

6 Tax on profit on ordinary activities

The tax charge is based on the profit for the year and comprises:

	2004 £m	2003 £m	2002 Restated[1] £m
Corporation tax at 30% (2003: 30%, 2002: 30%)	22.3	22.7	22.3
Deferred taxation	(9.7)	(8.7)	(1.5)
Overseas taxation	109.7	93.5	71.5
Tax on profits of associate companies	17.9	14.6	11.1
	140.2	122.1	103.4
Effective tax rate on profit before tax	30.7%	34.9%	53.6%
Total current tax	132.0	116.2	93.8
Total deferred tax	(9.7)	(8.7)	(1.5)
Share of associates tax	17.9	14.6	11.1
Total tax on profits on ordinary activities	140.2	122.1	103.4
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2003: 30%, 2002: 30%)	122.5	92.8	52.6
Effects of:
Utilisation of tax losses brought forward	(5.8)	(4.7)	(1.3)
Unused tax losses carried forward	10.6	12.6	11.1
Y&R acquisition attributes	(29.7)	(49.3)	(27.6)
Differences between UK and overseas statutory tax rates	18.0	35.5	17.3
Permanent differences between expenditures charged in arriving at income and expenditure allowed for tax purposes	16.4	29.3	41.7
Total current tax	132.0	116.2	93.8

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

7 Ordinary dividends

	2004		2003		2002		2004 £m	2003 £m	2002 £m
Per share	Pence per share
Interim dividend paid	2.50p		2.08p		1.73p		29.4	24.6	20.0
Final dividend proposed	5.28p		4.40p		3.67p		62.6	52.2	42.5
	7.78p		6.48p		5.40p		92.0	76.8	62.5
Per ADR[1]	Cents per ADR						$m	$m	$m
Interim dividend paid	22.9	¢	17.0	¢	13.0	¢	53.9	40.2	30.1
Final dividend proposed	48.4	¢	36.0	¢	27.6	¢	114.7	85.4	63.9
	71.3	¢	53.0	¢	40.6	¢	168.6	125.6	94.0

Notes

[1]	These figures have been translated for convenience purposes only, using the profit and loss exchange rates shown in Item 3. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Notes to the consolidated financial statements (continued)

8 Earnings per ordinary share

Basic and diluted earnings per share have been calculated in accordance with FRS 14 (Earnings per Share).

Basic earnings per share have been calculated using earnings of £292.3 million (2003: £208.4 million, 2002: £75.6 million) and weighted average shares in issue during the period of 1,136,132,685 shares (2003: 1,115,319,576 shares, 2002: 1,110,556,878 shares).

Diluted earnings per share have been calculated using earnings of £304.5 million (2003: £208.4 million, 2002: £75.6 million). The weighted average number of shares used was 1,219,588,084 shares (2003: 1,145,014,508 shares, 2002: 1,136,548,459 shares). This takes into account potentially issuable ordinary shares arising from the exercise of employee share options, certain incentive schemes and convertible debt where these are expected to dilute earnings per share. For the year ended 31 December 2004, both the $287.5 million convertible loan rate and the £450 million convertible bond were dilutive and earnings were consequently adjusted by £12.2 million. For the years ended 31 December 2003 and 31 December 2002, both the $287.5 million convertible loan note and the £450 million convertible bond were accretive to earnings per share and therefore excluded from the calculation.

At 31 December 2004 there were 1,185,338,038 ordinary shares in issue.

9 Sources of finance

The following table is a supplementary disclosure to the consolidated cash flow statement, summarising the equity and debt financing of the Group, and changes during the year:

	2004 Shares £m	2004 Debt £m	2003 Shares £m	2003 Debt £m	2002 Shares £m	2002 Debt £m
Analysis of changes in financing
Beginning of year	1,074.0	1,479.3	952.3	1,414.0	920.2	1,227.6
Shares issued in respect of acquisitions	–	–	0.5	–	0.2	–
Share placement	–	–	100.2	–	–	–
Share cancellations	(1.3)	–	(0.6)	–	(0.2)	–
Share issue costs paid	–	–	(1.1)	–	(1.0)	–
Other issues of share capital	48.0	–	22.7	–	33.1	–
Increase in drawings on bank loans and convertible bonds	–	128.6	–	22.0	–	210.7
Debt acquired	–	9.6	–	3.5	–	–
Net amortisation/(payment) of financing costs included in net debt	–	3.8	–	8.3	–	(0.7)
Exchange adjustments on long-term borrowings	–	(37.9)	–	31.5	–	(23.6)
End of year	1,120.7	1,583.4	1,074.0	1,479.3	952.3	1,414.0

The above table excludes bank overdrafts which fall within cash for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2004, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £1,120.7 million (2003: £1,074.0 million, 2002: £952.3 million), further details of which are disclosed in notes 24 and 25.

Debt

USA bond During 2004, the Group issued $650 million of 5.875% bonds due 2014 and also has in issue $200 million of 6.625% bonds due 2005 and $100 million of 6.875% bonds due 2008.

Eurobond The Group has in issue €650 million of 6.0% bonds due 2008 and during 2004, repaid €350 million of 5.125% bonds.

Revolving Credit Facilities The Group’s debt is also funded by a five-year $750 million Revolving Credit Facility due September 2006. The Group’s syndicated borrowings drawn down, predominantly in US dollars, under this agreement averaged $79.4 million (2003: $258.3 million, 2002: $388.7 million). The Group had available undrawn committed facilities of £391 million at 31 December 2004 (2003: £421 million, 2002: £466 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

Convertible bonds

In October 2000, with the purchase of Young & Rubicam Inc, the Group acquired $287.5 million of 3% convertible bonds which were redeemed on their due date, 15 January 2005.

Notes to the consolidated financial statements (continued)

9 Sources of finance (continued)

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible into 41,860,465 WPP ordinary shares at an initial share price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above.

Current asset investments/liquid resources

At 31 December 2004, the Group had £244.0 million (2003: £401.8 million, 2002: £190.4 million) of cash deposits with a maturity greater than 24 hours.

The following table is an analysis of net debt with debt analysed by year of repayment:

	2004 £m	Change[1] in year £m	2003 £m	Change[1] in year £m	2002 £m
Debt
Within one year	(264.8)	(14.5)	(250.3)	(238.8)	(11.5)
Between one and two years	(2.5)	270.6	(273.1)	(45.7)	(227.4)
Between two and three years	(453.3)	(453.3)	–	302.3	(302.3)
Between three and four years	(510.9)	(67.5)	(443.4)	(443.4)	–
Between four and five years	–	512.5	(512.5)	(92.4)	(420.1)
Over five years	(351.9)	(351.9)	–	452.7	(452.7)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(1,583.4)	(104.1)	(1,479.3)	(65.3)	(1,414.0)
Short-term overdrafts – within one year	(333.0)	(30.9)	(302.1)	(113.9)	(188.2)
Debt financing	(1,916.4)	(135.0)	(1,781.4)	(179.2)	(1,602.2)
Cash at bank and in hand	1,372.0	353.9	1,018.1	329.0	689.1
Current asset investments	244.0	(157.8)	401.8	211.4	190.4
Net debt	(300.4)	61.1	(361.5)	361.2	(722.7)

Notes

[1]	Includes £9.6 million (2003: £3.5 million, 2002: £nil) of debt, £0.5 million (2003: £6.4 million, 2002: £2.1 million) of short-term overdrafts and £16.4 million (2003: £53.0 million, 2002: £64.9 million) of cash at bank acquired.

9 Sources of finance (continued)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2004 Currency	£m	Fixed rate[1]		Floating basis	Period (months)[1]
$ – fixed	437.2	5.19%		n/a	41
–floating	363.7[2]	n/a		LIBOR	n/a
£ – fixed	239.1	1.94%		n/a	28
€ – fixed	176.9	6.00%		n/a	42
– floating	564.6	n/a		EURIBOR	n/a
¥ – fixed	45.8	(1.29%	)	n/a	28
Other	17.1	n/a		Various	n/a
	1,844.4

2003 Currency	£m	Fixed rate[1]		Floating basis	Period (months)[1]
$ – fixed	329.5[2]	4.89%		n/a	22
– floating	322.5[2]	n/a		LIBOR	n/a
£ – fixed	318.3	2.82%		n/a	40
€ – fixed	422.6	5.49%		n/a	26
– floating	316.9	n/a		EURIBOR	n/a
¥ – fixed	46.9	(1.29%	)	n/a	40
Other	3.0	n/a		Various	n/a
	1,759.7

2002 Currency	£m	Fixed rate[1]		Floating basis	Period (months)[1]
$ – fixed	489.1[2]	5.23%		n/a	26
– floating	285.7[2]	n/a		LIBOR	n/a
£ – fixed	154.8	3%		n/a	52
€ – fixed	361.7	5.45%		n/a	36
– floating	293.3	n/a		EURIBOR	n/a
¥ – floating	47.1	n/a		LIBOR	n/a
Other	(0.3)	n/a		Various	n/a
	1,631.4

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility as described in note 18.

10 Reconciliation of operating profit to net cash inflow from operating activities

The following table analyses the changes in working capital and provisions that have contributed to the net cash inflow from operating activities in the consolidated cash flow statement:

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Changes in working capital and provisions
Decrease/(increase) in stocks and work in progress	40.1	43.5	(70.7)
Increase in debtors	(414.6)	(65.5)	(18.1)
Increase in creditors – short-term	368.9	366.7	322.4
– long-term	29.9	31.4	0.6
Increase/(decrease) in provisions	0.8	(55.5)	(11.3)
Decrease in working capital and provisions	25.1	320.6	222.9

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

The main reconciliation is disclosed along with the cash flow statement on page F-10.

Notes to the consolidated financial statements (continued)

11 Analysis of non-operating cash flows

The following tables analyse the items included within the main cash flow headings on page F-10:

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Returns on investments and servicing of finance
Interest and similar charges paid	(99.7)	(52.8)	(98.9)
Interest received	48.9	30.2	32.7
Dividends paid to minorities	(22.5)	(15.7)	(12.0)
Net cash outflow	(73.3)	(38.3)	(78.2)
Capital expenditure and financial investment
Purchase of tangible fixed assets (note 14)	(95.6)	(93.9)	(100.5)
Proceeds from sale of tangible fixed assets and other movements	9.3	8.7	10.2
Net cash outflow	(86.3)	(85.2)	(90.3)
Acquisitions and disposals
Cash consideration for acquisition of Cordiant	–	(207.9)	–
Proceeds from disposal of interest in Zenith Optimedia Group	–	75.0	–
Net cash acquired – Cordiant	–	37.8	–
Initial cash consideration for other acquisitions	(97.3)	(70.1)	(141.2)
Earnout payments	(78.6)	(56.2)	(82.4)
Loan note redemptions	(26.6)	(38.7)	(93.7)
Cash acquired – other acquisitions	6.3	5.3	62.8
Purchase of other investments (including associates)	(22.0)	(100.7)	(26.1)
Proceeds from disposal of other investments (including associates)	9.3	11.0	3.3
Net cash outflow	(208.9)	(344.5)	(277.3)
Financing activities
Proceeds from issue of $650m 10-year bond	358.2	–	–
Repayment of €350m bond	(230.5)	–	–
Increase/(reduction) in drawings on bank loans	0.9	25.0	(239.3)
Financing and share issue costs	(5.0)	(3.4)	(12.9)
Proceeds from issue of shares	17.9	18.1	24.4
Share placement	–	100.2	–
Proceeds from issue of convertible bond	–	–	450.0
Share cancellations (including brokerage fees)	(73.7)	(20.2)	(8.3)
Purchase of own shares by ESOP Trusts	(15.0)	(2.9)	(67.6)
Net cash inflow	52.8	116.8	146.3

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

12 Segment information

Net assets by geographical area were as follows:

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
North America	2,364.1	2,428.1	2,965.2
UK	825.1	761.0	875.4
Continental Europe	489.2	432.2	128.4
Asia Pacific, Latin America, Africa & Middle East	588.2	556.0	187.4
	4,266.6	4,177.3	4,156.4
Net interest bearing debt[2]	(300.5)	(361.5)	(722.7)
Net assets including pension provision	3,966.1	3,815.8	3,433.7

Net assets by operating sector were as follows:

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Advertising and Media investment management[3]	3,341.1	3,417.3	4,100.7
Information, insight & consultancy	279.6	158.5	(48.8)
Public relations & public affairs[3]	245.8	220.8	(133.7)
Branding & identity, Healthcare and Specialist communications	400.1	380.7	238.2
	4,266.6	4,177.3	4,156.4
Net interest bearing debt[2]	(300.5)	(361.5)	(722.7)
Net assets including pension provision	3,966.1	3,815.8	3,433.7

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

[2]	The net interest-bearing debt has not been allocated within the above analysis as the debt is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

[3]	In 2004 certain of the Group’s public relations and public affairs businesses, which were historically included in Advertising and Media investment management have been moved to Public relations & public affairs. As a result the comparative figures for both Advertising and Media investment management and Public relations & public affairs have been restated to reflect this change.

Certain items, including the amounts in respect of corporate brand names, have been allocated within the above analysis on the basis of the revenue of the subsidiary undertakings to which they relate.

13 Intangible fixed assets

	2004 £m	2003 £m	2002 £m
Corporate brand names	950.0	950.0	950.0

Corporate brand names represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historic cost (at historic exchange rates) in accordance with the Group’s accounting policy for intangible fixed assets as stated on pages F-3 and F-4.

Notes to the consolidated financial statements (continued)

13 Intangible fixed assets (continued)

Goodwill

The movements in 2003 and 2004 were as follows:

Cost	£m
1 January 2003	4,614.9
Additions	381.0
31 December 2003	4,995.9
Additions	210.4
31 December 2004	5,206.3

Amortisation	£m
1 January 2003	207.9
Amortisation	29.5
Impairment	48.2
31 December 2003	285.6
Amortisation	39.0
Impairment	36.0
31 December 2004	360.6

Net book value	£m
31 December 2004	4,845.7
31 December 2003	4,710.3
1 January 2003	4,407.0

Goodwill additions segment information

The following table shows goodwill additions attributable to each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	8.0	189.3	49.9
Information, insight & consultancy	162.8	13.7	29.6
Public relations & public affairs	34.7	21.3	21.6
Branding & identity, Healthcare and Specialist communications	4.9	156.7	43.7
	210.4	381.0	144.8

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within fixed asset investments in note 15.

13 Intangible fixed assets (continued)

Gross goodwill (in respect of subsidiary and associate undertakings) of £649.8 million (2003: £519.1 million, 2002: £572.3 million) is subject to amortisation over periods of up to 20 years.

In accordance with the Group’s accounting policy, the Group annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. Goodwill subject to periodic amortisation is tested for impairment if there is a change in circumstances that suggests that the carrying value may not be recoverable.

The 2004 impairment review was initially undertaken as at 30 June 2004 and then updated as at 31 December 2004. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal GDP have been assumed for each income generating unit.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) are based on reviews initially undertaken as at 31 December 2002 and then updated with respect to actual performance for the years ended 31 December 2003 and 2004. These reviews were carried out using a 10-year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks and reflect the economic cycles that occur within the global markets in which these companies operate. The projections for the initial three years were derived from existing budgets and three-year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and maintaining operating margins of 17%. At the end of the 10-year period growth is assumed to be in line with nominal GDP. The projections above include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s current weighted average cost of capital of 8.1%. Had the Group’s weighted cost of capital not been reduced from 8.5% in 2003 to 8.1% in 2004 (as a result of the decline in the yield on the 30 year Treasury Bond from 5.1% to 4.5% in 2004), a potential impairment would have existed.

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

Notes to the consolidated financial statements (continued)

14 Tangible fixed assets

The movements in 2004 and 2003 were as follows:

	Land and buildings		Fixtures, fittings and equipment £m
Cost:	Freehold[1] £m	Short leasehold £m		Computer equipment £m	Total £m
1 January 2003	60.0	254.7	244.7	385.5	944.9
Additions	0.3	31.4	15.2	47.0	93.9
New acquisitions	1.2	22.0	26.9	29.8	79.9
Disposals	(1.8)	(20.3)	(25.7)	(46.3)	(94.1)
Exchange adjustments	(6.2)	(14.6)	(10.0)	(12.8)	(43.6)
31 December 2003	53.5	273.2	251.1	403.2	981.0
Additions[2]	0.7	27.3	19.4	54.6	102.0
New acquisitions	2.5	3.3	12.3	27.8	45.9
Disposals	(1.6)	(14.2)	(28.7)	(44.5)	(89.0)
Exchange adjustments	(2.3)	(7.9)	(13.2)	(7.6)	(31.0)
31 December 2004	52.8	281.7	240.9	433.5	1,008.9

Depreciation:
1 January 2003	16.6	118.5	166.4	266.1	567.6
New acquisitions	0.2	10.3	19.1	20.3	49.9
Charge	1.6	25.7	26.4	73.8	127.5
Disposals	(0.3)	(18.0)	(25.2)	(41.0)	(84.5)
Exchange adjustments	(1.7)	(6.8)	(13.4)	(2.2)	(24.1)
31 December 2003	16.4	129.7	173.3	317.0	636.4
New acquisitions	0.4	1.7	9.6	17.7	29.4
Charge	2.4	25.8	23.0	52.2	103.4
Disposals	(0.3)	(11.3)	(24.0)	(42.3)	(77.9)
Exchange adjustments	(0.4)	(6.9)	(7.0)	(1.9)	(16.2)
31 December 2004	18.5	139.0	174.9	342.7	675.1

Net book value:
31 December 2004	34.3	142.7	66.0	90.8	333.8
31 December 2003	37.1	143.5	77.8	86.2	344.6
1 January 2003	43.4	136.2	78.3	119.4	377.3

Notes

[1]	Includes land of £14.1 million (2003: £15.1 million, 2002: £18.3 million).
[2]	Includes £6.4 million in respect of finance leases.

Leased assets (other than leasehold property) included above have a net book value of £8.5 million (2003: £2.3 million, 2002: £3.8 million). Future obligations in respect of these leased assets were £8.6 million at 31 December 2004 (2003: £0.8 million, 2002: £1.6 million) and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of tangible fixed assets were:

	2004 £m	2003 £m	2002 £m
Capital commitments – tangible fixed assets	30.9	6.8	9.1

15 Fixed asset investments

The following are included in the net book value of fixed asset investments:

	Associate under- takings £m	Goodwill on associate under- takings £m	Other invest- ments £m	Total Restated[1] £m
1 January 2003	131.0	160.5	25.0	316.5
Additions	93.3	–	5.1	98.4
Goodwill arising on acquisition of new associates	–	80.8	–	80.8
Share of profits after tax of associate undertakings	26.9	–	–	26.9
Dividends and other movements	(15.2)	–	–	(15.2)
Exchange adjustments	(5.8)	–	(0.5)	(6.3)
Disposals	(78.1)	(7.1)	(2.0)	(87.2)
Reclassification from/(to) subsidiaries	3.7	3.8	(5.6)	1.9
Goodwill amortisation	–	(3.5)	–	(3.5)
Goodwill impairment	–	(30.8)	–	(30.8)
31 December 2003	155.8	203.7	22.0	381.5
Additions	(0.5)	–	0.8	0.3
Goodwill arising on acquisition of new associates	–	36.0	–	36.0
Share of profits after tax of associate undertakings	31.6	–	–	31.6
Dividends and other movements	(23.3)	–	(4.9)	(28.2)
Exchange adjustments	1.1	–	–	1.1
Disposals	(0.1)	(2.5)	(0.6)	(3.2)
Reclassification to subsidiaries	(2.8)	(14.3)	(4.2)	(21.3)
Goodwill amortisation	–	(3.5)	–	(3.5)
Write-downs	–	–	(5.0)	(5.0)
31 December 2004	161.8	219.4	8.1	389.3

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

The Group’s principal associate undertakings include:

	% controlled	Country of incorporation
Asatsu-DK	20.9	Japan
Brierley & Partners	20.1	US
Chime Communications PLC	21.2	UK
DYR Tokyo Agency	49.0	Japan
High Co S.A.	31.9	France
IBOPE Group	31.2	Brazil
LG Ad Inc	28.2	Korea
Media Production Properties BV	30.0	Netherlands
Singleton, Ogilvy & Mather (Holdings) Pty Limited	41.0	Australia

Notes to the consolidated financial statements (continued)

15 Fixed asset investments (continued)

The market value of the Group’s investments in its principal listed associate undertakings at 31 December 2004 was as follows: Asatsu-DK: £151.8 million, Chime Communications PLC: £12.2 million, High Co S.A.: £16.6 million and LG Ad Inc: £29.0 million. The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2004 was as follows: Asatsu-DK: £139.9 million, Chime Communications PLC: £10.3 million, High Co S.A.: £14.3 million and LG Ad Inc: £37.1 million. The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s principal associate undertakings, which had revenues of £618.3 million. These have been estimated and converted, where appropriate, to a UK GAAP presentation based on information provided by the relevant companies at 31 December 2004. Total revenue generated by all the Group’s associates is estimated to be £1.0 billion for the year ended 31 December 2004.

	2004 £m	2003 £m	2002 £m
Profit and loss account
Revenue	618.3	499.3	448.9
Operating profit	105.0	81.8	53.0
Profit before tax	111.6	85.2	57.0
Profit attributable to ordinary share owners	95.3	57.5	47.9
Balance sheet
Current assets	1,148.3	1,087.6	850.6
Non-current assets	722.3	689.9	604.4
Current liabilities	863.7	852.1	698.5
Non-current liabilities	162.9	103.9	109.5
Net assets	844.0	821.5	647.0

Associate segment information

The following table shows the carrying value of associate undertakings (including goodwill) attributable to each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	258.7	249.8	195.3
Information, insight & consultancy	17.2	35.1	26.8
Public relations & public affairs	14.3	4.1	2.8
Branding & identity, Healthcare and Specialist communications	91.0	70.5	66.6
	381.2	359.5	291.5

The following table shows the income (before interest and taxation) attributable to associate undertakings in each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	20.7	24.7	21.1
Information, insight & consultancy	6.5	6.7	5.7
Public relations & public affairs	2.2	0.9	(1.6)
Branding & identity, Healthcare and Specialist communications	18.7	8.2	4.8
	48.1	40.5	30.0

15 Fixed asset investments (continued)

The following table shows goodwill amortisation attributable to associated undertakings in each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	1.2	–	–
Information, insight & consultancy	–	–	–
Public relations & public affairs	–	–	–
Branding & identity, Healthcare and Specialist communications	2.3	3.5	–
	3.5	3.5	–

The following table shows goodwill impairment attributable to associated undertakings in each of the Group’s operating sectors:

	2004 £m	2003 £m	2002 £m
Advertising and Media investment management	–	–	–
Information, insight & consultancy	–	–	–
Public relations & public affairs	–	–	–
Branding & identity, Healthcare and Specialist communications	–	30.8	–
	–	30.8	–

At the end of the year, capital commitments contracted, but not provided for in respect of fixed asset investments were:

	2004 £m	2003 £m	2002 £m
Capital commitments – fixed asset investments	6.3	14.3	49.4

Capital commitments for fixed asset investments generally comprise capital calls, amounts due under agreements to purchase shares of partially-owned subsidiaries or associated companies, where notice of intent to exercise options has been given to WPP by the seller, and cash in escrow committed for acquisitions.

16 Stocks and work in progress

The following are included in the net book value of stocks and work in progress:

	2004 £m	2003 £m	2002 £m
Work in progress	216.5	267.4	288.8
Stocks	4.1	2.2	2.8
	220.6	269.6	291.6

17 Debtors

The following are included in debtors:

	2004 £m	2003 £m	2002 £m
Amounts falling due within one year
Trade debtors outside working capital facility	2,058.5	1,883.4	1,753.0
VAT and sales taxes recoverable	29.1	36.7	32.3
Corporate income taxes recoverable	24.2	14.0	14.2
Deferred tax	76.6	70.0	61.6
Other debtors	238.1	187.1	239.7
Prepayments and accrued income	191.6	152.3	120.0
	2,618.1	2,343.5	2,220.8

Notes to the consolidated financial statements (continued)

17 Debtors (continued)

	2004 £m	2003 £m	2002 £m
Amounts falling due after more than one year
Other debtors	54.2	43.8	32.8
Prepayments and accrued income	5.3	7.2	2.8
	59.5	51.0	35.6
	2,677.6	2,394.5	2,256.4

Movements on bad debt provisions were as follows:

	2004 £m	2003 £m	2002 £m
Balance at beginning of year	66.6	58.5	63.8
Charged/(credited):
To costs and expenses	13.5	22.2	18.3
Exchange adjustments	(0.7)	(1.5)	(2.8)
Utilisations and other movements	(16.3)	(12.6)	(20.8)
Balance at end of year	63.1	66.6	58.5

The allowance for bad and doubtful debts is equivalent to 2.7% (2003: 3.2%, 2002: 3.0%) of gross trade accounts receivable.

£42 million of the deferred tax asset above relates to US tax losses and other tax attributes. In addition to this asset, the potential tax benefit that may be available to the Group in respect of tax losses carried forward and timing differences is £311.2 million (2003: £258.7 million; 2002: £270.1 million). The Group has not recognised any additional deferred tax asset as there is insufficient evidence that there would be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. A potential deferred tax liability of £8.5 million is required by FRS 19 (Deferred tax) to be offset against the Group’s tax attributes although this deferred tax liability would only crystallise in the unlikely event that the Group disposed of certain acquired entities in a manner that gave rise to a taxable transaction.

18 Debtors within working capital facility

The following are included in debtors within the Group’s working capital facilities:

	2004 £m	2003 £m	2002 £m
Gross debts	545.7	507.5	385.7
Non-returnable proceeds	(261.0)	(280.4)	(217.4)
	284.7	227.1	168.3

Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts to a bankruptcy-remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against this pool takes into account, inter alia, the risks that may be attached to the individual debtors and the expected collection period.

In the event the facility is terminated, the Group is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse from the Group is not available.

19 Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2004 £m	2003 Restated[1] £m	2002 £m
Convertible bonds (note 9)	150.1	–	–
Corporate bonds, bank loans and overdrafts (note 9)	447.7	552.4	199.7
Trade creditors	2,885.3	2,733.3	2,477.8
Corporate income taxes payable	53.1	29.5	29.9
Other taxation and social security	151.4	125.6	111.7
Dividends proposed (note 7)	62.6	52.2	42.5
Payments due to vendors	146.6	81.6	73.6
Loan notes due to vendors	7.2	13.9	27.3
Other creditors and accruals	910.2	921.6	822.6
Deferred income	405.8	391.9	335.0
	5,220.0	4,902.0	4,120.1

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Corporate bonds, bank loans and overdrafts include overdrafts of £333.0 million (2003: £302.1 million, 2002: £188.2 million).

20 Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than one year:

	2004 £m	2003 £m	2002 £m
Convertible bonds	446.2	604.6	628.6
Corporate bonds and bank loans	872.4	624.4	773.9
Corporate income and other taxes payable	290.6	268.7	215.7
Payments due to vendors	152.0	134.1	164.2
Other creditors and accruals	91.4	59.3	55.1
	1,852.6	1,691.1	1,837.5

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

	2004 £m	2003 £m	2002 £m
Within one year	146.6	81.6	73.6
Between one and two years	65.0	60.9	75.9
Between two and three years	61.0	32.4	20.8
Between three and four years	3.4	37.0	36.5
Between four and five years	21.4	3.8	29.0
Over five years	1.2	–	2.0
	298.6	215.7	237.8

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2004 £m	2003 £m	2002 £m
Within one year	597.8	552.4	199.7
Between one and two years	2.5	273.1	227.4
Between two and three years	453.3	–	302.3
Between three and four years	510.9	443.4	–
Between four and five years	–	512.5	420.1
Over five years	351.9	–	452.7
	1,916.4	1,781.4	1,602.2

Notes to the consolidated financial statements (continued)

21 Provisions for liabilities, charges and contingent liabilities

The movements in 2004 and 2003 were as follows:

	Other post- retirement benefits £m	Long- term incentive plans Restated[1] £m	Property and other £m	Total Restated[1] £m
1 January 2003	14.3	18.8	37.4	70.5
Charged to the profit and loss account	0.3	3.0	0.4	3.7
New acquisitions	–	–	71.2	71.2
Utilised	(0.3)	–	(12.6)	(12.9)
Transfers[2]	(6.2)	(14.7)	(3.7)	(24.6)
Exchange adjustments	(0.7)	(0.3)	(7.2)	(8.2)
31 December 2003	7.4	6.8	85.5	99.7
Charged to the profit and loss account	0.5	0.8	2.0	3.3
New acquisitions	–	–	14.3	14.3
Utilised	(0.8)	–	(14.2)	(15.0)
Transfers[2]	(5.9)	(7.4)	4.9	(8.4)
Exchange adjustments	(1.2)	(0.2)	(1.3)	(2.7)
31 December 2004	–	–	91.2	91.2

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).
[2]	Transfers comprise amounts transferred to creditors.

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

Contingent liabilities in respect of option agreements

WPP has entered into agreements with certain share owners of partially-owned subsidiaries and associate companies to acquire equity interests. Some of these agreements contain options requiring WPP to purchase their shares from specified times on the basis of average earnings before and/or after the exercise of the option.

All arrangements contain clauses that cap the maximum amount payable by WPP. The table below shows the illustrative amounts that would be payable by WPP in respect of these options, on the basis of the relevant companies’ current financial performance, if all the options had been exercised at 31 December 2004.

	Currently exercisable £m	Not currently exercisable £m	Total £m
Subsidiaries	10.1	32.5	42.6
Associates	2.7	6.6	9.3
Total	12.8	39.1	51.9

22 Pension provisions and pension arrangements

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2004 £m	2003 £m	2002 £m
Defined contribution schemes	52.4	49.5	49.2
Defined benefit schemes charge to operating profit	12.0	15.4	11.4
Pension costs (note 3)	64.4	64.9	60.6
Net interest charges on defined benefit pension schemes (note 5)	9.5	11.5	6.8
	73.9	76.4	67.4

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2004.

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

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2004 amounted to £36.0 million (2003: £23.1 million, 2002: £21.5 million).

Notes to the consolidated financial statements (continued)

22 Pension provisions and pension arrangements (continued)

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2004 % pa	2003 % pa	2002 % pa	2001 % pa
UK
Discount rate	5.3	5.5	5.5	5.8
Rate of increase in salaries	4.3	3.6	3.3	3.3
Rate of increase in pensions in payment	3.8	3.8	3.8	3.8
Inflation	2.8	2.8	2.5	2.5
Expected rate of return on equities	7.5	7.5	7.3	7.5
Expected rate of return on bonds[1]	5.0	5.0	4.8	5.0
Expected rate of return on insured annuities	5.3	5.5	4.8	5.0
Expected rate of return on property	7.0	7.0	6.8	7.0
Expected rate of return on cash	3.0	3.0	2.8	3.0
Weighted average return on assets	5.7	5.8	5.4	5.8

North America
Discount rate	5.7	6.3	6.8	7.5
Rate of increase in salaries	4.0	3.2	4.0	6.2
Inflation	3.0	3.0	3.0	3.4
Expected rate of return on equities	7.9	8.2	8.2	10.0
Expected rate of return on bonds[1]	4.8	4.8	5.3	7.0
Expected rate of return on cash	1.8	3.1	3.5	3.5
Weighted average return on assets	6.9	7.0	7.2	9.1
Continental Europe
Discount rate	4.5	5.3	5.5	5.9
Rate of increase in salaries	3.1	3.2	3.1	2.4
Rate of increase in pensions in payment	1.7	1.7	1.7	1.0
Inflation	2.0	2.0	2.0	1.5
Expected rate of return on equities	7.0	7.5	7.5	6.0
Expected rate of return on bonds[1]	4.5	5.0	5.0	6.2
Expected rate of return on property	6.4	7.0	7.0	6.0
Expected rate of return on cash	2.6	3.0	3.0	6.0
Weighted average return on assets	5.5	5.9	6.0	6.1
Asia-Pacific, Latin America, Africa & Middle East
Discount rate	3.1	2.8	2.8	4.3
Rate of increase in salaries	3.1	2.7	2.7	2.5
Inflation	1.5	1.6	1.7	n/a
Expected rate of return on bonds[1]	3.1	2.6	2.7	5.1
Expected rate of return on property	10.0	10.0	n/a	n/a
Expected rate of return on cash	7.3	7.3	6.0	n/a
Weighted average return on assets	3.1	2.7	2.8	5.1

Notes

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high quality bond yields.

22 Pension provisions and pension arrangements (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2004 £m	2003 £m	2002 £m	2001 £m
Group
Equities	148.8	132.1	115.8	152.9
Bonds	157.7	137.4	100.5	97.8
Insured annuities	66.8	60.9	63.4	58.4
Property	14.8	11.2	10.8	10.2
Cash	4.8	6.5	4.5	4.1
Total fair value of assets	392.9	348.1	295.0	323.4
Present value of scheme liabilities	(595.2)	(547.0)	(479.8)	(458.7)
Deficit in the schemes	(202.3)	(198.9)	(184.8)	(135.3)

The related deferred tax asset is discussed in note 17.

Deficit in schemes by region
UK	(54.6)	(44.4)	(35.8)	(19.3)
North America	(102.9)	(116.6)	(111.6)	(84.6)
Continental Europe	(41.3)	(33.3)	(31.3)	(23.7)
Asia Pacific, Latin America, Africa & Middle East	(3.5)	(4.6)	(6.1)	(7.7)
Deficit in the scheme	(202.3)	(198.9)	(184.8)	(135.3)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions.

In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

The following table shows the split of the deficit at 31 December 2004 and 2003 between funded and unfunded schemes.

The average period over which the underfunding would typically be payable (working lifetimes for schemes with active members or lifetimes for schemes with predominantly retired members) is also shown in the table.

	2004 Deficit £m	2004 Funding period years	2003 Deficit £m	2003 Funding period years
Funded schemes by region
UK	54.6	10.1	44.4	10.0
North America	48.5	7.7	58.7	8.3
Continental Europe	5.5	13.4	2.1	16.2
Asia Pacific, Latin America, Africa & Middle East	2.6	13.1	2.7	10.5
Deficit in the funded schemes	111.2	9.3	107.9	9.2

Unfunded schemes by region
UK	–	–	–	–
North America	54.3	13.0	57.8	12.9
Continental Europe	35.8	9.4	31.2	12.1
Asia Pacific, Latin America, Africa & Middle East	1.0	17.4	2.0	16.2
Deficit in the unfunded schemes	91.1	11.6	91.0	12.7

Notes to the consolidated financial statements (continued)

22 Pension provisions and pension arrangements (continued)

For the Group’s plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes. The 2005 weighted-average target allocations are shown below:

2005 Weighted-Average Target Allocation %
Equities	41.36
Bonds and insured annuities	52.08
Property/cash	6.56

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to net interest payable and similar charges and amounts recognised in the statement of total recognised gains and losses (STRGL):

	2004 £m	2003 £m	2002 £m
Group
Current service cost	11.8	12.3	12.1
Past service cost	0.1	2.9	(0.7)
Loss on settlements and curtailments	0.1	0.2	–
Charge to operating profit	12.0	15.4	11.4
Expected return on pension scheme assets	(21.3)	(18.8)	(21.9)
Interest on pension scheme liabilities	30.8	30.3	28.7
Charge to net interest payable and similar charges	9.5	11.5	6.8
Charge to profit on ordinary activities before taxation for defined benefit schemes	21.5	26.9	18.2
(Gain)/loss on pension scheme assets relative to expected return	(13.5)	(16.8)	36.7
Experience gains and losses arising on the scheme liabilities	(1.2)	2.4	3.6
Changes in assumptions underlying the present value of the scheme liabilities	40.3	10.3	21.5
Movement in exchange rates	(7.4)	(9.9)	(9.0)
Actuarial loss/(gain) recognised in STRGL	18.2	(14.0)	52.8

22 Pension provisions and pension arrangements (continued)

(d) Movement in scheme deficit

The following table shows an analysis of the movement in the scheme deficit for each accounting period:

	2004 £m	2003 £m	2002 £m
Group
Deficit at 1 January	198.9	184.8	135.3
Current service cost	11.8	12.3	12.1
Past service costs	0.1	2.9	(0.7)
Loss on settlements and curtailments	0.1	0.2	–
Acquisitions	(0.3)	24.3	–
Charge to net interest payable and similar charges	9.5	11.5	6.8
Actuarial loss/(gain)	18.2	(14.0)	52.8
Employer contributions	(36.0)	(23.1)	(21.5)
Deficit at 31 December	202.3	198.9	184.8
Deferred tax asset	(14.5)	(10.0)	–
Pension provision	187.8	188.9	184.8

(e) History of experience gains and losses

	2004 £m		2003 £m		2002 £m	2001 £m	2000 £m
(Gain)/loss on pension scheme assets relative to expected return:
Amount	(13.5)		(16.8)		36.7	46.0	9.2
Percentage of scheme assets	(3.4%	)	(4.8%	)	12.4%	14.2%	2.6%
Experience (gains)/losses arising on the scheme liabilities:
Amount	(1.2)		2.4		3.6	8.4	10.5
Percentage of the present value of the scheme liabilities	(0.2%	)	0.4%		0.8%	1.8%	2.4%
Total loss/(gain) recognised in STRGL:
Amount	18.2		(14.0)		52.8	43.0	27.0
Percentage of the present value of the scheme liabilities	3.1%		(2.6%	)	11.0%	9.4%	6.1%

23 Fair value of financial instruments

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or payable if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

	31 Dec 2004 Swaps £m	31 Dec 2003 Swaps £m	31 Dec 2002 Swaps £m
Fair value	15.7	15.8	52.9
Book value	(2.0)	13.6	28.2

The book value above represents net accrued interest and the foreign translation difference on the principal amounts.

Notes to the consolidated financial statements (continued)

23 Fair value of financial instruments (continued)

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

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains £m
Unrecognised gains and losses on hedges at 1 January 2004	34.4	(3.1)	31.3
Gains and losses arising in previous years that were recognised in 2004	(3.4)	–	(3.4)
Gains and losses arising in previous years that were not recognised in 2004	31.0	(3.1)	27.9
Gains and losses arising in 2004 that were not recognised in 2004	2.0	–	2.0
Unrecognised gains and losses on hedges at 31 December 2004	33.0	(3.1)	29.9
Gains and losses expected to be recognised in 2005	5.0	–	5.0
Gains and losses expected to be recognised in 2006 or later	28.0	(3.1)	24.9

The fair value of the above swaps has been obtained from a market data source.

Non-derivative financial instruments

The Group estimates that the aggregate fair value of non-derivative financial instruments at 31 December 2004 does not differ materially from their aggregate carrying values recorded in the consolidated balance sheet.

The Group has used the methods and assumptions detailed below to estimate the fair values of the Group’s financial instruments.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

The fair value of our $950 million bonds, €650 million Eurobonds, $287.5 million convertible bonds and £450 million convertible bonds at 31 December 2004 was £1,616 million. This is calculated by reference to market prices at 31 December 2004. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange.

24 Share capital

	2004 Number m	2004 £m	2003 Number m	2003 £m	2002 Number m	2002 £m
Authorised: Equity ordinary shares of 10p each	1,750.0	175.0	1,750.0	175.0	1,750.0	175.0
Allotted, called up and fully paid: Equity ordinary shares of 10p each	1,185.3	118.5	1,187.4	118.7	1,157.3	115.7

24 Share capital (continued)

During the year the Group allotted 11.3 million shares with a nominal value of £1.1 million and cancelled 13.4 million shares with a nominal value of £1.3 million. Movements in each year are shown in note 25.

Share options

WPP Executive Share Option Scheme

As at 31 December 2004, unexercised options over ordinary shares of 27,964,624 and unexercised options over ADRs of 9,282,738 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
311,880	1.080	1998 – 2005
347,165	1.269	2000 – 2006
742,437	1.540	1998 – 2005
215,120	1.540	2000 – 2005
1,207,239	2.040	2000 – 2007
532,550	2.140	1999 – 2006
1,329,340	2.335	1999 – 2006
6,037	2.535	2000 – 2007
1,604,585	2.835	2000 – 2007
1,826,768	2.930	2001 – 2008
5,022	3.030	2001 – 2008
29,200	3.270	2001 – 2008
59,350	3.763	2006 – 2013
83,500	4.136	2000 – 2008
19,160	4.210	2005 – 2006
3,670,846	4.210	2005 – 2012
76,644	4.210	2005 – 2013
61,316	4.210	2006 – 2012
127,877	4.438	2005 – 2012
41,170	4.615	2006 – 2013
51,247	4.615	2007 – 2013
375,750	4.705	2000 – 2008
14,025	4.865	2004 – 2005
2,536,877	4.865	2004 – 2011
35,064	4.865	2005 – 2011
69,970	5.185	2002 – 2009
2,000,000	5.490	2007 – 2014
27,288	5.520	2007 – 2014
3,335,404	5.535	2007 – 2014
44,648	5.535	2008 – 2014
3,236,053	5.595	2006 – 2013
23,137	5.595	2006 – 2014
40,334	5.595	2007 – 2013
24,408	5.595	2006 – 2007
497,828	5.700	2002 – 2009
29,511	5.725	2007 – 2014
857,177	6.163	2000 – 2009
7,005	6.280	2004 – 2011
41,750	6.328	2000 – 2009
758,740	7.052	2000 – 2010
64,165	7.180	2005 – 2012

Notes to the consolidated financial statements (continued)

24 Share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
20,875	7.383	2000 – 2009
43,629	7.550	2005 – 2006
679,512	7.550	2005 – 2012
4,302	7.550	2006 – 2012
10,437	7.569	2000 – 2009
82,634	8.110	2004 – 2011
2,048	8.110	2004 – 2005
2,985	8.110	2005 – 2011
47,759	8.193	2004 – 2011
16,700	8.769	2000 – 2010
10,438	8.996	2000 – 2010
491,529	9.010	2003 – 2010
135,606	9.010	2003 – 2010
11,575	9.010	2004 – 2010
37,008	10.770	2003 – 2010
27,964,624

24 Share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
150,704	9.186	2000 – 2006
20,514	9.186	2000 – 2007
729,501	14.767	2000 – 2007
131,442	30.080	2006 – 2013
33,244	30.080	2007 – 2013
1,631,627	33.200	2005 – 2012
66,062	34.057	2000 – 2008
2,881	34.702	2005 – 2012
8,644	34.702	2007 – 2012
1,325,548	35.380	2004 – 2011
15,991	37.520	2006 – 2013
352,719	44.610	2000 – 2009
357,826	46.475	2002 – 2009
50,786	46.556	2000 – 2009
1,403,621	47.410	2006 – 2013
11,481	48.204	2000 – 2010
1,548	48.450	2007 – 2014
4,175	48.802	2000 – 2009
4,175	50.299	2000 – 2010
1,378,663	50.800	2007 – 2014
479,832	51.048	2000 – 2010
49,424	51.220	2007 – 2014
9,652	51.800	2007 – 2014
45,145	53.030	2005 – 2012
25,050	53.443	2000 – 2009
86,005	54.042	2000 – 2009
344,133	54.050	2005 – 2012
8,350	55.314	2000 – 2009
75,150	56.287	2000 – 2009
12,525	57.186	2000 – 2009
6,976	57.338	2003 – 2010
35,083	58.238	2004 – 2011
18,619	58.886	2004 – 2011
3,341	59.656	2000 – 2010
2,088	60.329	2000 – 2010
6,263	60.479	2000 – 2010
61,302	62.110	2003 – 2010
2,415	62.110	2005 – 2010
280,342	63.263	2003 – 2010
2,923	63.773	2000 – 2010
5,878	66.692	2000 – 2010
3,340	67.066	2000 – 2010
4,175	68.488	2000 – 2010
11,690	71.781	2000 – 2010
1,587	72.605	2000 – 2010
17,793	84.485	2003 – 2010
2,505	84.731	2000 – 2010
9,282,738

Notes to the consolidated financial statements (continued)

24 Share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2004, unexercised options over ordinary shares of 6,195,125 and unexercised options over ADRs of 806,740 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
72,225	2.695	2000 – 2007
227,150	3.400	2001 – 2008
73,200	3.903	2006 – 2007
1,876,900	3.903	2006 – 2013
31,800	3.903	2007 – 2013
64,025	4.210	2005 – 2012
13,250	4.210	2005 – 2013
11,000	5.210	2004 – 2011
390,725	5.315	2002 – 2009
9,800	5.315	2003 – 2009
23,000	5.435	2008 – 2014
58,125	5.435	2007 – 2008
6,875	5.435	2007 – 2011
1,458,600	5.435	2007 – 2014
16,125	5.990	2004 – 2011
33,750	7.180	2005 – 2006
681,200	7.180	2005 – 2012
15,375	7.180	2006 – 2012
599,725	7.790	2003 – 2010
8,500	7.790	2004 – 2010
21,150	7.960	2004 – 2005
491,750	7.960	2004 – 2011
10,875	7.960	2005 – 2011
6,195,125

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
307,480	30.800	2006 – 2013
251,485	49.880	2007 – 2014
140,365	53.030	2005 – 2012
107,410	56.480	2004 – 2011
806,740

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2004, unexercised options over ordinary shares of 417,394 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
243,063	2.260	2001 – 2008
56,713	4.920	2001 – 2011
12,147	4.930	2001 – 2011
48,606	4.970	2001 – 2009
2,023	4.980	2001 – 2009
20,254	5.580	2001 – 2011
34,588	6.000	2001 – 2010
417,394

24 Share capital (continued)

The aggregate status of the WPP Share Option Schemes during 2004 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2004 number	Granted number	Exercised number	Lapsed number	31 December 2004 number
WPP	63,420,557	15,750,515	(3,643,810)	(5,253,989)	70,273,273
Y&R	19,482,211	–	(3,985,818)	(1,162,527)	14,333,866
Tempus	417,394	–	–	–	417,394
	83,320,162	15,750,515	(7,629,628)	(6,416,516)	85,024,533

Options outstanding over ordinary shares

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.080-10.770	4.707	85

Options outstanding over ADRs

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
9.186-84.731	41.539	87

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2004	2003	2002
Fair value of UK options (shares)	205.5p	184.0p	196.7p
Fair value of US options (ADRs)	$18.38	$15.12	$13.95
Weighted average assumptions:
UK Risk-free interest rate	4.27%	4.38%	4.51%
US Risk-free interest rate	3.16%	2.67%	3.01%
Expected life (months)	48	48	48
Expected volatility	45%	45%	45%
Dividend yield	1.0%	1.0%	1.0%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average fair value of the option element of the awards made under the Original Leadership Equity Acquisition Plan (‘Original LEAP’) in the year, calculated using the Black-Scholes model, was as follows:

	2004[1]	2003[1]	2002
Fair value	n/a	n/a	319.7p
Weighted average assumptions:
Risk-free interest rate	n/a	n/a	5.06%
Expected life (months)	n/a	n/a	60
Expected volatility	n/a	n/a	45%
Dividend yield	n/a	n/a	1.0%

The option element was granted at an exercise price equal to market value on the date of grant.

Notes

[1]	No new Original LEAP awards were granted in 2003 or 2004.

Notes to the consolidated financial statements (continued)

25 Share owners’ funds

Reconciliation of movements in consolidated share owners’ funds for the year ended 31 December:

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Profit for the year	292.3	208.4	75.6
Ordinary dividends payable	(92.0)	(76.8)	(62.5)
	200.3	131.6	13.1
Exchange adjustments on foreign currency net investments	52.1	74.8	82.3
Ordinary shares issued in respect of acquisitions	–	16.9	8.2
Share placement	–	100.2	–
Share issue/cancellation costs	(0.8)	(2.8)	(3.4)
Other share issues	32.8	18.1	24.3
Share cancellations	(73.6)	(20.2)	(8.3)
Adjustment to pre-1998 goodwill written off to reserves	3.2	–	–
Other movements	–	1.3	–
Actuarial (loss)/gain on defined benefit schemes	(18.2)	14.0	(52.8)
Deferred tax on defined benefit pension schemes	3.3	10.0	–
Net disposals/(purchases) of own shares by ESOP trusts	15.0	28.9	(35.0)
Transfer to goodwill	(67.3)	–	–
Net additions to equity share owners’ funds	146.8	372.8	28.4
Opening equity share owners’ funds	3,767.7	3,394.9	3,366.5
Closing equity share owners’ funds	3,914.5	3,767.7	3,394.9

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

26 Acquisitions

The Group undertook a number of acquisitions in the year. Goodwill arising on these acquisitions, which were individually insignificant, and reforecasts to initial goodwill calculations for acquisitions completed in prior periods was calculated as follows:

	Book value of net assets acquired £m	Fair value adjust- ments £m	Fair value £m	Cost of acquisi- tion £m	Goodwill £m
Acquisitions and reforecasts	77.7	(11.2)	66.5	298.6	232.1

Goodwill above of £232.1 million includes £210.4 million in respect of the acquisition of subsidiary undertakings and £21.7 million in respect of associate undertakings. Cash consideration for acquisitions is analysed in note 11.

Fair value adjustments of £11.2 million arising on these acquisitions include £7.8 million of additional tax liabilities and £3.4 million of other liabilities.

27 Principal operating subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
J. Walter Thompson Company, Inc	US
GroupM Worldwide Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
WPP Finance Co Limited	UK
WPP Group Services S.A.	Belgium

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

28 Subsequent events

On 7 March 2005, WPP completed the acquisition of Grey Global Group, Inc (Grey) in consideration for the issue of 78 million new WPP Ordinary Shares and $720 million in cash. Grey will be consolidated into the results of WPP from 7 March 2005.

Reconciliation to US Accounting Principles

The following is a summary of significant adjustments to net income and share owners’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied. Certain reclassifications have been made to the prior years’ information to conform to the 2004 presentation.

	For the year ended 31 December
	Notes		2004 £m	2003 £m	2002 Restated[1] £m
Net income
Profit attributable to ordinary share owners under UK GAAP			292.3	208.4	75.6
US GAAP adjustments:
Reverse amortisation of goodwill	(a	)	42.5	33.0	32.0
Amortisation of intangibles	(a	)	(28.5)	(20.6)	(13.4)
Goodwill impairment	(a	)	(14.8)	(16.9)	–
Contingent consideration deemed as compensation	(b	)	(90.5)	(43.9)	(49.7)
Share-based incentive plans	(c	)	(4.0)	(3.7)	1.4
Accounting for derivatives	(d	)	(0.3)	(17.9)	48.9
Recognition of liabilities	(l	)	(16.1)	–	–
Pension accounting	(e	)	(9.5)	(9.8)	(5.5)
Accounting for associates	(f	)	–	1.1	–
Accounting for minority interests	(g	)	(3.0)	–	–
Employer payroll taxes	(h	)	2.0	2.0	–
Tax items	(i	)	(26.9)	(21.4)	(10.1)
Other			6.1	–	–
			(143.0)	(98.1)	3.6
Net income as adjusted for US GAAP before the cumulative effect of change in accounting principle			149.3	110.3	79.2
Goodwill impairment upon adoption of SFAS 142	(a	)	–	–	(25.7)
Net income as adjusted for US GAAP after the cumulative effect of change in accounting principle			149.3	110.3	53.5
Earnings per share before the cumulative effect of change in accounting principle
Basic earnings per share as adjusted for US GAAP (p)	2		13.1	9.9	7.1
Diluted earnings per share as adjusted for US GAAP (p)	2		12.9	9.6	7.0
Earnings per share after the cumulative effect of change in accounting principle
Basic earnings per share as adjusted for US GAAP (p)	2		13.1	9.9	4.8
Diluted earnings per share as adjusted for US GAAP (p)	2		12.9	9.6	4.7

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

	As at 31 December
	Notes		2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Share owners’ funds Share owners’ funds under UK GAAP			3,914.5	3,767.7	3,394.9
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	(a	)	(227.9)	16.3	357.5
Listed investments	(j	)	0.5	(1.8)	–
Contingent consideration deemed as compensation	(b	)	(215.8)	(125.3)	(81.4)
Accounting for derivatives	(d	)	34.7	24.3	52.9
Recognition of liabilities	(l	)	(16.1)	–	–
Pension accounting	(e	)	0.9	(0.5)	8.7
Tax items	(i	)	(47.9)	(21.0)	0.4
Accounting for associates	(f	)	1.1	1.1	–
Accounting for minority interests	(g	)	(3.0)	–	–
Employer payroll taxes	(h	)	4.0	2.0	–
Proposed final ordinary dividend, not yet declared	(k	)	62.6	52.2	42.5
Other			3.3	(3.0)	(3.2)
			(403.6)	(55.7)	377.4
Share owners’ funds as adjusted for US GAAP			3,510.9	3,712.0	3,772.3

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Movement in share owners’ funds under US GAAP

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Net income for the year under US GAAP	149.3	110.3	53.5
Prior-year final dividend	(52.2)	(42.5)	(35.2)
Current year interim dividend	(29.4)	(24.6)	(20.0)
Retained earnings for the year	67.7	43.2	(1.7)
Ordinary shares issued in respect of acquisitions	–	16.9	8.2
Share issue/cancellation costs	(0.8)	(2.8)	(3.4)
Other share issues	32.8	18.1	24.3
Share cancellations	(73.6)	(20.2)	(8.3)
Net disposals (purchases) of own shares by ESOP trusts	15.0	28.9	(35.0)
Transfer to goodwill	(67.3)	–	–
Share placement	–	100.2	–
Listed investments	2.3	(1.8)	5.3
Other movements	3.2	1.3	–
Exchange adjustments:
– Revaluation of goodwill	(243.2)	(336.5)	(408.6)
– Foreign currency translation	70.4	74.8	85.6
Pension accounting	(11.6)	13.9	(51.2)
Goodwill write-back	–	–	–
Executive compensation	4.0	3.7	(1.4)
Net reductions to share owners’ funds	(201.1)	(60.3)	(386.2)
Share owners’ funds at 1 January	3,712.0	3,772.3	4,158.5
Share owners’ funds at 31 December	3,510.9	3,712.0	3,772.3

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Notes to the Reconciliation to US Accounting Principles

1	Significant differences between UK and US Accounting Principles

The Group’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in the UK which differ in certain significant respects from those applicable in the US. These differences relate principally to the following items:

(a) Goodwill and other intangibles

Capitalisation of goodwill

Under US and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, at the dates of acquisition and any net balance is treated as goodwill. Under UK GAAP, goodwill arising on acquisitions before 1 January 1998 was fully written off against share owners’ funds, in accordance with the then preferred treatment under UK GAAP. In accordance with Financial Reporting Standard No. 10 (FRS 10) (Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. For certain acquisitions, where the directors consider it more appropriate, goodwill is amortised over its useful life, up to a 20-year period from the date of acquisition. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life for the reasons described in the note on accounting policies in the financial statements.

Under US GAAP, goodwill is accounted for under SFAS 142, Goodwill and other Intangible Assets. SFAS 142 directs that goodwill and other intangible assets that have an indefinite useful life will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will be amortised over their useful lives. Therefore, the amortisation of intangibles adjustment represents amortisation of intangible assets that have finite lives.

Under UK GAAP, the share consideration for the acquisition of Young & Rubicam Inc was measured by reference to the opening share price on 4 October 2000 of £7.99, which was when the acquisition became effective. The relevant measurement date for US GAAP was 12 May 2000, being the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors of WPP Group plc and Young & Rubicam Inc. The opening share price on 12 May 2000 was £8.45. This resulted in a purchase price which differed by £265 million and a corresponding difference in the gross carrying amount of goodwill.

Impairment

The Group’s indefinite lived intangible assets consist of goodwill and corporate brand names. The carrying value of these assets is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under UK GAAP, an impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the ‘recoverable amount’. The term ‘recoverable amount’ as used in UK GAAP has the same meaning as ‘fair value’ under US GAAP, with fair value usually determined as the present value of future cash flows. Impairment charges recorded under UK GAAP amounted to £36.0 million, £79.0 million and £145.7 million respectively, in 2004, 2003 and 2002. The impairment charges relate to certain under-performing businesses during each respective period where the impact of the economic climate on these businesses during each respective period was sufficiently severe to indicate impairment to the carrying value of goodwill. For further details on the Company’s annual impairment review, see note 13 to the consolidated financial statements.

Additional impairment charges of £14.8 million (£11.1 million related to Branding and identity, Healthcare and Specialist communications, £3.2 million related to Advertising and Media investment management, £0.3 million related to Public relations and public affairs and £0.2 million related to Information, insight and consultancy), £16.9 million (£10.4 million related to Information, insight and consultancy and £6.5 million related to Branding and identity, Healthcare and Specialist communications) and £25.7 million (related to Branding and identity, Healthcare and Specialist

1 Significant differences between UK and US Accounting Principles (continued)

communications) were recorded under US GAAP in 2004, 2003 and 2002, respectively. The 2004 and 2003 charges were taken in connection with the annual impairment test. The 2002 charge was taken on the implementation of SFAS 142. Under UK GAAP, substantially all such impaired goodwill had been amortised or included in the write-off against share owners’ funds as of 1 January 1998, as more fully described in the note on accounting policies in the financial statements.

Under US GAAP, SFAS 142 distinguishes between different impairment tests for goodwill and other indefinite lived intangible assets.

Corporate Brand Names.

For indefinite lived intangible assets, if the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognised in an amount equal to that excess. Consequently there is no GAAP difference related to the impairment of other indefinite lived intangible assets (i.e. corporate brand names).

Goodwill.

For goodwill, SFAS 142 prescribes a two-step impairment test:

■ The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Group uses the discounted cash flow method in determining the fair value of each reporting unit and also gives consideration to the overall market capitalisation of the Group. There are no differences in the performance of this step between UK GAAP and US GAAP, other than the amounts tested may differ due to GAAP differences affecting the carrying amounts of goodwill.

■ If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognised in a business combination is determined. That is, the Group allocates the fair value of the reporting unit to all of the assets and liabilities of that unit (including any previously unrecognised intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The reporting units of the Group used in this assessment are its operating segments or one level below (i.e. individual offices). Where reporting units are represented by individual offices, those reporting units are assessed for aggregation for purposes of testing for impairment of goodwill. Reporting units are aggregated if they supply similar services, provide these services in a similar manner, have like types and classes of customers and have similar economic characteristics.

Under UK GAAP, the impairment test is only a one step test, in accordance with FRS 11. This could give rise to a GAAP difference related to the impairment of goodwill.

Business combinations

Under UK GAAP, the Group carries corporate brand names as intangible fixed assets in the balance sheet. The initial recognition of the JWT corporate brand was booked as a revaluation in the year following acquisition and is not recognised under US GAAP. The Ogilvy & Mather and Young & Rubicam brand names, acquired as part of The Ogilvy Group, Inc and Young & Rubicam Inc, respectively, were booked as acquisition adjustments to balance sheet assets acquired. These corporate brand names have been determined to have an indefinite useful life based on their institutional nature, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value.

Notes to the Reconciliation to US Accounting Principles (continued)

1 Significant differences between UK and US Accounting Principles (continued)

Under US GAAP, in accordance with the provisions of SFAS 141, Business Combinations, the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand and trade names, customer relationships and proprietary tools. The Company generally assesses the fair value of identifiable intangible assets based on the net present value of expected future cash flows to be derived. As at 31 December 2004 and 2003, the components of our intangible assets were as follows:

		As at 31 December 2004			As at 31 December 2003
	Weighted average amorti- sation period	Gross carrying amount £m	Accum- ulated amorti- sation £m	Net book value £m	Gross carrying amount £m	Accum- ulated amorti- sation £m	Net book value £m
Goodwill		4,825.0	(467.6)	4,357.4	5,017.2	(484.5)	4,532.7
Corporate brand names		775.0	(69.7)	705.3	775.0	(69.7)	705.3
Other intangible assets subject to amortisation:
Trade names	13	72.8	(11.2)	61.6	65.8	(5.8)	60.0
Customer-related	4	80.3	(50.5)	29.8	79.6	(27.5)	52.1
Purchased software and other proprietary tools	7	11.4	(8.5)	2.9	11.2	(7.2)	4.0
Total subject to amortisation	6	164.5	(70.2)	94.3	156.6	(40.5)	116.1

The estimated aggregate amortisation expense for each of the next five years is as follows: £20.3 million in 2005, £14.1 million in 2006, £12.1 million in 2007, £9.1 million in 2008 and £7.0 million in 2009.

Under UK GAAP, goodwill arising on acquisitions is calculated at the historical exchange rate when each transaction is initially accounted for, and is therefore not retranslated at the period end. Under US GAAP, goodwill is retranslated at the end of each period presented, resulting in foreign exchange loss of £243.2 million in 2004 (2003: loss of £336.5 million, 2002: loss of £408.6 million) being recognised in share owners’ funds.

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

(b) Contingent consideration deemed as compensation

Under UK GAAP, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the underlying contingency is resolved and consideration is issued or becomes issuable. At 31 December 2004, the Group’s liabilities for vendor payments under UK GAAP totalled £298.6 million (2003: £215.7 million, 2002: £237.8 million). As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on share owners’ funds. Under US GAAP, however, a

1 Significant differences between UK and US Accounting Principles (continued)

balance sheet classification difference arises such that liabilities and goodwill would each be reduced by the amount indicated as of each year end.

In certain transactions the Group has considered that there was a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the company under earnout are required to be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period. This gives rise to recognition of additional compensation expense of £90.5 million in 2004 (2003: £43.9 million; 2002: £49.7 million) under US GAAP.

(c) Share based incentive plans

Under UK GAAP, the part of executive compensation satisfied in WPP ordinary shares is charged through the profit and loss account based on the fair value of the shares at the date of grant. Under US GAAP, such compensation is also measured at the fair value of WPP shares; however the relevant date is the “measurement date” rather than the grant date. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events that occur after the grant date. Certain of the Group’s executive compensation plans are considered to be variable plans under US GAAP, and consequently, compensation cost is measured when either certain performance conditions are met or when the awards vest with the employee.

(d) Accounting for derivative instruments and hedging activities

Under UK GAAP, gains or losses on forward foreign exchange contracts are deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets. Interest differentials as a result of interest rate swaps are recognised by adjusting net interest payable over the periods of the contract. Under US GAAP, the Group accounts for derivative instruments under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative’s fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

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

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under FRS 17, these actuarial gains and losses are immediately recognised in the Statement of Total Recognised Gains and Losses (‘STRGL’), whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members. Similarly, any related deferred tax effect recognised in the STRGL under UK GAAP is reversed under US GAAP. In 2004, deferred taxes recognised in the STRGL amounted to £3.3 million (2003: £10.0 million; 2002: £nil).

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

The 2004 financial statements reflect a £9.5 million (2003: £9.8 million; 2002: £5.5 million) difference in the defined benefit pensions charge between UK GAAP and US GAAP. This is largely due to the fact that the Group’s defined benefit schemes have experienced actuarial losses in recent years, primarily due to poor investment returns. The US GAAP charges therefore include an amortisation component in respect of these losses, which is not reflected in the UK GAAP charge.

(f) Accounting for associates

Under UK GAAP, the consolidated profit and loss account includes the Group’s share of the profits less losses of associated undertakings. Except in certain circumstances, the equity method continues to be applied even if such application results in an interest in net liabilities. Under US GAAP, the application of equity method accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. In 2004, £nil (2003: £1.1 million; 2002: £nil) of associate losses were reversed.

(g) Accounting for minority interests

Under UK GAAP, the consolidated profit and loss account includes the minority interest holders’ share of the profits less losses of associated consolidated subsidiary undertakings as minority interest expense. Under US GAAP, the allocation of loss is ordinarily discontinued when the minority interest is reduced to zero and additional losses are not allocated to the minority interest holder unless they have guaranteed a portion of the obligations of the consolidated subsidiary or are otherwise committed to provide further financial support for the consolidated subsidiary. In 2004, £3.0 million (2003: £nil; 2002: £nil) of minority interest losses in consolidated subsidiaries were reversed.

(h) Employer payroll taxes

Under UK GAAP, provisions for National Insurance contributions are required to be measured initially at the date of grant of share options and recognised over the vesting period. Under US GAAP, National Insurance contributions are to be recognised on the date of the event triggering the measurement and payment of the contribution, which is generally the exercise date.

1 Significant differences between UK and US Accounting Principles (continued)

(i) Tax items

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

Treatment of pre-acquisition losses

Under UK GAAP, the tax effect of the utilisation of pre-acquisition losses may be taken to the profit and loss account in certain circumstances. Under US GAAP, the tax effect of the utilisation of pre-acquisition losses is recorded to goodwill. In 2004, the adjustment for tax items includes £6.5 million (2003: £30.3 million; 2002: £nil) of tax expense resulting from the utilisation of pre-acquisition losses. A corresponding adjustment was recorded to goodwill.

(j) Listed investments

Under UK GAAP, the carrying value of listed investments, where these represent an interest of less than 20%, is determined as cost less any provision for permanent impairment. Under US GAAP, such investments are considered to be available-for-sale securities and are marked to market and any resulting unrealised gain or loss is taken to share owners’ funds.

(k) Proposed final ordinary dividend, not yet declared

Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of recommendation by the directors. This requires subsequent approval by the share owners to become a legal obligation of the Group. Under US GAAP, dividends are provided only when the legal obligation to pay arises.

(l) Recognition of liabilities

Under UK GAAP, certain financial liabilities may be released into income when the likelihood that those liabilities will be paid becomes remote. Under US GAAP, in accordance with the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, those liabilities would be released when the underlying legal obligation becomes completely extinguished.

2 Earnings per share – reconciliation from UK to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. For the years ended 31 December 2004, 2003 and 2002, both the $287.5 million convertible loan notes and the £450 million convertible bond were accretive to earnings per share and therefore excluded from the calculation. Had the convertible bonds been dilutive to earnings per share, incremental shares attributable to the assumed conversion of the bonds would have increased diluted shares outstanding by 58.2 million shares as at the end of each year. In addition, options to purchase 18.4 million, 33.6 million and 19.8 million ordinary shares were outstanding at 31 December 2004, 2003 and 2002, respectively but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the shares and, therefore, the effect would be antidilutive.

Notes to the Reconciliation to US Accounting Principles (continued)

3 Accounting for stock options

The Company applies US Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, when accounting for its stock option plans. The Company has also adopted the disclosure requirements of SFAS 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Had compensation cost for the Company’s stock option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Company’s net income and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002
Net income as adjusted for US GAAP before the cumulative change in accounting principle
As reported (£m)	149.3	110.3	79.2
Add back:
Stock-based employee compensation expense included in reported net income, net of tax	25.9	14.1	29.5
Deduct: Total fair value of stock-based employee compensation expense, net of tax	(53.3)	(37.8)	(57.4)
Pro forma (£m)	121.9	86.6	51.3
Net income as adjusted for US GAAP after the cumulative effect of change in accounting principle
As reported (£m)	149.3	110.3	53.5
Pro forma (£m)	121.9	86.6	25.6
Earnings per share before the cumulative effect of change in accounting principle
Basic earnings per share per US GAAP:
As reported (p)	13.1	9.9	7.1
Pro forma (p)	10.7	7.8	4.6
Diluted earnings per share per US GAAP:
As reported (p)	12.9	9.6	7.0
Pro forma (p)	10.5	7.6	4.5
Earnings per share after the cumulative effect of change in accounting principle
Basic earnings per share per US GAAP:
As reported (p)	13.1	9.9	4.8
Pro forma (p)	10.7	7.8	2.3
Diluted earnings per share per US GAAP:
As reported (p)	12.9	9.6	4.7
Pro forma (p)	10.5	7.6	2.3

4 Reconciliation of consolidated statements of cash flows

The consolidated statement of cash flows prepared under UK GAAP in accordance with FRS 1 presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. With regard to the definition of cash under UK GAAP, cash flow comprises both cash in hand and overdrafts. Under US GAAP, cash flow represents increases or decreases in ‘cash and cash equivalents’, which includes short-term, highly liquid investments with original maturities of less than 90 days, and excludes overdrafts.

With regard to classification under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP is shown below:

	For the year ended 31 December
	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
Operating activities
Net cash inflow from operating activities under UK GAAP	690.0	942.0	779.9
Dividends received from associates	18.5	15.6	9.4
Interest and similar charges paid	(99.7)	(52.8)	(98.9)
Interest received	48.9	30.2	32.7
UK and overseas tax paid	(101.3)	(93.6)	(85.0)
Net cash provided by operating activities under US GAAP	556.4	841.4	638.1
Investing activities
Capital expenditure and financial investment under UK GAAP	(86.3)	(85.2)	(90.3)
Acquisitions and disposals	(208.9)	(344.5)	(277.3)
Net cash used in investing activities under US GAAP	(295.2)	(429.7)	(367.6)
Financing activities
Net cash inflow from financing under UK GAAP	52.8	116.8	146.3
Movements in overdrafts	30.9	113.9	(131.7)
Equity dividends paid	(81.7)	(67.0)	(55.6)
Dividends paid to minorities	(22.5)	(15.7)	(12.0)
Net cash provided from/(used in) financing activities under US GAAP	(20.5)	148.0	(53.0)
Translation difference	(44.6)	(19.3)	(0.4)
Net increase in cash and cash equivalents under US GAAP	196.1	540.4	217.1
Cash and cash equivalents under US GAAP at the beginning of the period	1,419.9	879.5	662.4
Cash and cash equivalents under US GAAP at the end of the period	1,616.0	1,419.9	879.5

Notes

[1]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Notes to the Reconciliation to US Accounting Principles (continued)

5 New US GAAP accounting pronouncements

The Group has considered the following recent US GAAP accounting pronouncements for their potential impact on our results of operations and financial position:

(i) Adopted in the current year:

FIN 46R

In December 2003, the FASB issued a revision to FASB Interpretation 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (FIN 46R) which requires a variable interest entity (VIE) to be consolidated by a company that will absorb a majority of the VIE’s expected losses, receive a majority of the entity’s expected individual returns, or both, as a result of ownership, contractual or other financial interest in the VIE.

Prior to the adoption of FIN 46R, VIEs were generally consolidated by companies owning a majority voting interest in the VIE. The consolidation requirements of FIN 46R applied immediately to VIEs created after 31 January 2003, however, the FASB deferred the effective date for VIEs created before 1 February 2003 to the first reporting period ended after 15 March 2004. Adoption of the provisions of FIN 46R prior to the deferred effective date was permitted. The adoption of FIN 46R did not have a material impact on the Group.

(ii) To be adopted in future periods

EITF 03-01

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 is applicable to (a) debt and equity securities within the scope of SFAS 115, (b) debt and equity securities within the scope of SFAS 124 and that are held by an investor that reports a performance indicator, and (c) equity securities not within the scope of SFAS 115 and not accounted for under APB 18’s equity method (e.g. investments in private companies). EITF 03-01 provides a step model to determine whether an investment is impaired and if impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The effective date for the prospective application of the EITF 03-01 impairment model to all current and future investments has been delayed by FASB Staff Position EITF 03-01-1.

The required disclosures have been included in our financial statements.

SFAS 123R

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value and that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS 123R is effective for the Group from 1 January 2006. SFAS 123R requires public companies to account for share-based payments using the modified-prospective method and permits public companies to also account for share-based payments using the modified-retrospective method. Under the modified-prospective method, from the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date. The modified-retrospective method permits companies to restate, based on the amounts previously recognised under SFAS 123 for pro forma disclosure purposes, either all prior periods presented or prior interim periods in the year of adoption. The SFAS 123 pro forma disclosures given above show the impact of the Group adopting SFAS

5 New US GAAP accounting pronouncements (continued)

123R in prior periods. The Group has yet to determine whether it will adopt the modified-retrospective method.

SFAS 153

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 replacing the exception from having to apply the fair value accounting provisions of APB 29 for nonmonetary exchanges of similar productive assets with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. We do not believe that the adoption of SFAS 153 will have a material impact on the Group’s consolidated results of operations or financial position.

6 – Supplemental discussion of presentational differences

Income statement

Pension accounting. The 2004 UK GAAP defined benefit pensions charge includes interest charges of £9.5 million (2003: £11.5 million, 2002: £6.8 million) that would be recognised as an operating expense under US GAAP.

Equity accounting. Under UK GAAP, the Group’s share of the profits less losses of associate undertakings before interest and taxes is included in the consolidated income statement, shown above profit on ordinary activities before interest, taxation, and fixed asset gains and write-downs. Under US GAAP, equity in pre-tax earnings of unconsolidated subsidiaries and 50% or less owned entities is presented between income tax expense and income from continuing operations. Net interest expense recognised in 2004, 2003 and 2002, respectively, includes £0.1 million, (£1.0) million and (£0.4) million of the Group’s share of investees’ net interest expense (income). The tax charge recognised in 2004, 2003 and 2002, respectively, includes £17.9 million, £14.6 million and £11.1 million of the Group’s share of investees tax charge.

Amounts written off fixed asset investments. UK GAAP permits the presentation of amounts written off fixed asset investments below operating profit. Under US GAAP, these write-offs would be presented within operating profit. Fixed asset investment write-offs of £5.0 million, £ nil and £19.9 million were recognised in 2004, 2003 and 2002, respectively.

Revenue. Under UK GAAP the Group presents both turnover and revenue in its consolidated income statements. Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commission and fees earned in respect of turnover. Under US GAAP, revenue comprises those amounts shown under revenue for UK GAAP.

Balance Sheet

Transfers of financial assets. The Group has certain trade receivable securitisation facilities which provide for the advance of approximately $500 million on a pool of trade debts, for which the Company entered into a new agreement with various conduit and bank purchasers effective in November 2002. In connection with these facilities, the Group sells, on a revolving and non-recourse basis, certain of its trade receivables to a qualifying special purpose entity (SPE), which in turn transfers a beneficial interest in the receivables to a third-party commercial paper conduit, which serves as security for the proceeds advanced to the Group. These transactions are accounted for as a sale under US GAAP, in accordance with SFAS 140. Accordingly, accounts receivable sold under these facilities would be excluded from trade debtors in the balance sheet. As proceeds for the receivables sold to the SPE, the Group receives cash and an interest-bearing note receivable, which would be included in trade debtors in the balance sheet. Because the receivables underlying the notes receivable are short term in nature among other considerations, the fair value of the notes receivable approximated their carrying value at both

Notes to the Reconciliation to US Accounting Principles (continued)

6 – Supplemental discussion of presentational differences (continued)

31 December 2004 and 2003. Under UK GAAP, the securitisation is accounted for under a linked presentation, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet.

Current assets. The balance sheet caption of ‘Debtors’ presented within current assets includes amounts expected to be realised after more than one year, in accordance with UK GAAP. Under US GAAP, these amounts would be presented as non-current assets. The amount of debtors falling due after more than one year was £59.5 million, £51.0 million and £35.6 million at 31 December 2004, 2003 and 2002, respectively.

Debt. Under UK GAAP the Group initially states debt at the amount of the net proceeds after deduction of issue costs. US GAAP requires such costs to be recorded as a deferred charge and not as a reduction in the carrying value of the debt. The amount of issue costs included in debt was £10.7 million, £12.1 million and £15.7 million at 31 December 2004, 2003 and 2002, respectively.

7 – Additional US GAAP pension disclosures

The following tables and accompanying information show the information required to be disclosed in accordance with SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132), as revised (SFAS 132R), concerning the funded status of the Group’s defined benefit scheme at 31 December 2004, 2003 and 2002:

	Year ended 31 December 2004
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	232.0	315.0	547.0
Service Cost	1.8	10.6	12.4
Interest Cost	12.5	17.7	30.2
Plan Participants’ Contributions	0.3	0.4	0.7
Actuarial Loss	21.0	18.2	39.2
Benefits Paid	(10.7)	(16.8)	(27.5)
Loss/(Gain) due to exchange rate movements	0.0	(15.7)	(15.7)
Plan Amendments	0.0	0.0	0.0
Acquisitions	6.0	5.1	11.1
Curtailments, Settlements & Special Termination Benefits	0.0	(2.2)	(2.2)
Benefit Obligation at End of Year	262.9	332.3	595.2
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	187.6	160.5	348.1
Actual Return on Plan Assets	17.7	17.2	34.9
Employer Contributions	7.3	28.6	35.9
Plan Participants’ Contributions	0.3	0.4	0.7
Benefits Paid	(10.7)	(16.8)	(27.5)
(Loss)/Gain due to exchange rate movements	0.0	(8.4)	(8.4)
Acquisitions	6.0	5.4	11.4
Settlements	0.0	(2.2)	(2.2)
Fair Value of Plan Assets at End of Year	208.2	184.7	392.9

7 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2004
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Reconciliation of Funded Status as of End of Year
Funded Status	(54.6)	(147.7)	(202.3)
Unrecognised Net Actuarial Loss	56.5	68.4	124.9
Unrecognised Prior Service Cost	0.0	1.6	1.6
Unrecognised Net Transition (Asset)/Obligation	0.0	0.0	0.0
Net Amount Recognised	1.9	(77.7)	(75.8)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	0.6	0.3	0.9
Accrued Liability	(51.3)	(137.6)	(188.9)
Intangible Asset	0.0	2.0	2.0
Accumulated Other Comprehensive Income	52.6	57.6	110.2
Net Amount Recognised	1.9	(77.7)	(75.8)
Increase in Minimum Liability included in Other Comprehensive Income	9.9	(2.2)	7.7
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	248.5	332.3	580.8
Fair Value of Plan Assets	193.9	184.7	378.6
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Benefit Obligation	248.5	320.9	569.4
Accumulated Benefit Obligation	244.1	311.2	555.3
Fair Value of Plan Assets	193.9	174.1	368.0
Accumulated Benefit Obligation (ABO)	258.4	320.0	578.4
Components of Net Periodic Pension Cost
Service Cost	1.8	10.6	12.4
Interest Cost	12.5	17.7	30.2
Expected Return on Plan Assets	(10.5)	(10.8)	(21.3)
Amortisation of Prior Service Cost	0.0	0.4	0.4
Amortisation of Transition (Asset)/Obligation	0.0	0.0	0.0
Amortisation of Net (Gain)/Loss	3.8	5.6	9.4
Effect of Curtailments & Settlements	0.0	(0.2)	(0.2)
Net Periodic Pension Cost	7.6	23.3	30.9

Notes to the Reconciliation to US Accounting Principles (continued)

7 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2004
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Weighted-average Assumptions as of End of Year
Discount Rate	5.3%	5.3%	5.3%
Expected Return on Plan Assets	5.7%	6.4%	6.0%
Rate of Compensation Increase	4.3%	3.7%	4.0%
Actual Asset Allocation (at year end)
Actual % of assets invested in equities	20.2%	57.8%	37.9%
Actual % of assets invested in debt securities	40.8%	39.4%	40.1%
Actual % of assets invested in property/real estate assets	5.9%	1.4%	3.8%
Actual % of assets invested in cash	1.0%	1.4%	1.2%
Actual % of assets invested in insured pensions	32.1%	0%	17.0%
Long Term Target Asset Allocation
Long term target % of assets invested in equities	30.0%	54.2%	41.4%
Target % of assets invested in debt securities	61.3%	41.7%	52.1%
Target % of assets invested in property/real estate assets	8.1%	1.3%	4.9%
Target % of assets invested in cash	0.6%	2.8%	1.6%
Estimated future contributions and benefits payments
Expected employer contributions during fiscal year 2005	7.5	25.4	32.9
Expected benefit payments during fiscal year 2005	7.4	19.8	27.2
Expected benefit payments during fiscal year 2006	8.5	18.7	27.2
Expected benefit payments during fiscal year 2007	8.6	19.0	27.6
Expected benefit payments during fiscal year 2008	9.0	21.4	30.4
Expected benefit payments during fiscal year 2009	9.2	23.3	32.5
Expected benefit payments during fiscal years 2010-2014	50.4	126.7	177.1

The main weighted average assumptions used for the actuarial valuations are shown in note 22 to the Consolidated Financial Statements.

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

7 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2003
	UK schemes	Non UK schemes	Total
	£m	£m	£m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	202.9	276.9	479.8
Service Cost	1.9	10.6	12.5
Interest Cost	11.4	18.8	30.2
Plan Participants’ Contributions	0.4	0.3	0.7
Actuarial Loss	4.4	7.9	12.3
Benefits Paid	(8.5)	(16.5)	(25.0)
Loss/(Gain) due to exchange rate movements	–	(20.0)	(20.0)
Plan Amendments	–	3.2	3.2
Acquisitions	19.5	33.6	53.1
Curtailments, Settlements & Special Termination Benefits	–	0.2	0.2
Benefit Obligation at End of Year	232.0	315.0	547.0
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	167.1	127.9	295.0
Actual Return on Plan Assets	11.3	24.2	35.5
Employer Contributions	6.3	16.8	23.1
Plan Participants’ Contributions	0.4	0.3	0.7
Benefits Paid	(8.5)	(16.5)	(25.0)
(Loss)/Gain due to exchange rate movements	–	(10.1)	(10.1)
Acquisitions	11.0	17.9	28.9
Settlements	–	–	–
Fair Value of Plan Assets at End of Year	187.6	160.5	348.1
Reconciliation of Funded Status as of End of Year
Funded Status	(44.4)	(154.5)	(198.9)
Unrecognised Net Actuarial Loss	46.5	65.2	111.7
Unrecognised Prior Service Cost	–	2.1	2.1
Net Amount Recognised	2.1	(87.2)	(85.1)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	10.5	1.3	11.8
Accrued Liability	(51.0)	(150.1)	(201.1)
Intangible Asset	–	1.7	1.7
Accumulated Other Comprehensive Income	42.6	59.9	102.5
Net Amount Recognised	2.1	(87.2)	(85.1)
Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	(0.8)	(13.1)	(13.9)
Accumulated Benefit Obligation	227.3	301.1	528.4
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	232.0	311.9	543.9
Fair Value of Plan Assets	187.6	157.4	345.0

Notes to the Reconciliation to US Accounting Principles (continued)

7 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2003
	UK schemes	Non UK schemes	Total
	£m	£m	£m
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Benefit Obligation	218.2	289.8	508.0
Accumulated Benefit Obligation	214.4	281.7	496.1
Fair Value of Plan Assets	173.9	138.1	312.0
Components of Net Periodic Pension Cost
Service Cost	1.9	10.6	12.5
Interest Cost	11.4	18.8	30.2
Expected Return on Plan Assets	(9.4)	(9.4)	(18.8)
Amortisation of Prior Service Cost	–	0.6	0.6
Amortisation of Net (Gain)/Loss	3.6	8.4	12.0
Effect of Curtailments & Settlements	–	0.2	0.2
Net Periodic Pension Cost	7.5	29.2	36.7
Weighted-average Assumptions as of End of Year
Discount Rate	5.5%	5.9%
Expected Return on Plan Assets	5.8%	6.6%
Rate of Compensation Increase	3.6%	3.7%

	Year ended 31 December 2002
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	190.0	246.0	436.0
Reclassification	–	21.7	21.7
Service Cost	2.0	10.7	12.7
Interest Cost	10.7	17.4	28.1
Plan Participants’ Contributions	0.4	0.1	0.5
Actuarial Loss	8.2	17.9	26.1
Benefits Paid	(8.4)	(16.4)	(24.8)
Loss/(Gain) due to exchange rate movements	–	(19.8)	(19.8)
Plan Amendments	–	(0.7)	(0.7)
Benefit Obligation at End of Year	202.9	276.9	479.8
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	170.7	152.7	323.4
Actual Return on Plan Assets	1.5	(16.3)	(14.8)
Employer Contributions	2.9	18.6	21.5
Plan Participants’ Contributions	0.4	0.1	0.5
Benefits Paid	(8.4)	(16.4)	(24.8)
(Loss)/Gain due to exchange rate movements	–	(10.8)	(10.8)
Fair Value of Plan Assets at End of Year	167.1	127.9	295.0

7 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2002
	UK schemes	Non UK schemes	Total
	£m	£m	£m
Reconciliation of Funded Status as of End of Year
Funded Status	(35.8)	(149.0)	(184.8)
Unrecognised Net Actuarial Loss	47.6	86.4	134.0
Unrecognised Prior Service Cost	–	(0.4)	(0.4)
Net Amount Recognised	11.8	(63.0)	(51.2)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	11.8	7.3	19.1
Accrued Liability	(43.6)	(151.5)	(195.1)
Intangible Asset	–	0.2	0.2
Accumulated Other Comprehensive Income	43.6	81.0	124.6
Net Amount Recognised	11.8	(63.0)	(51.2)
Other Comprehensive Income attributable to change in Additional Minimum Liability recognition	18.7	32.5	51.2
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	202.9	276.9	479.8
Fair Value of Plan Assets	167.1	127.9	295.0
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Accumulated Benefit Obligation	186.1	264.4	450.5
Fair Value of Plan Assets	154.0	124.0	278.0
Components of Net Periodic Pension Cost
Service Cost	2.0	10.7	12.7
Interest Cost	10.7	17.4	28.1
Expected Return on Plan Assets	(9.9)	(12.0)	(21.9)
Amortisation of Prior Service Cost	–	(0.1)	(0.1)
Amortisation of Net (Gain)/Loss	1.0	3.9	4.9
Net Periodic Pension Cost	3.8	19.9	23.7
Weighted-average Assumption as of End of Year
Discount Rate	5.5%	6.4%
Expected Return on Plan Assets	5.4%	6.9%
Rate of Compensation Increase	3.3%	3.8%

The Company uses a measurement date of 31 December for its defined benefit schemes.

Notes to the Reconciliation to US Accounting Principles (continued)

8 – Supplemental tax disclosures

Deferred taxation

The following table details the UK GAAP deferred tax asset balances as shown in note 17 to the Consolidated Financial Statements:

	2004 £m	2003 £m
Deferred Tax Assets:
Unutilised Tax Losses	283.6	230.8
Deferred Compensation	71.8	76.3
Acquisition Related Provisions	11.2	12.0
Other	38.7	29.5
	405.3	348.6
Less:
Valuation Allowance	(311.2)	(258.7)
Deferred Tax Liabilities:
Accelerated Capital allowances	(0.7)	(1.1)
Accelerated Interest expense	(16.8)	(18.7)
Other	–	(0.1)
	(17.5)	(19.9)
Net Deferred Tax Assets	76.6	70.0

No material deferred income tax liabilities are expected to arise on distributions of earnings of foreign subsidiaries as the Group intends to reinvest undistributed earnings that would otherwise give rise to such liabilities.

Net operating losses totalling £696 million will expire as follows: 2014 - £62 million, 2017 – £59 million, 2018 – £10 million, 2019 – £4 million 2020 – £209 million and 2021 and thereafter – £352 million.

An analysis of the US GAAP adjustment to share owners’ funds related to deferred tax items is presented below, all of which relate to differences arising as a consequence of the US GAAP adjustments disclosed above.

	2004 £m	2003 £m
Stock Options	11.1	23.0
Executive compensation	8.5	31.8
Pension accounting	8.8	5.4
Accounting for derivatives	(6.9)	(5.7)
Goodwill	19.0	0.3
Withholding taxes on unremitted earnings of associates	(10.3)	—
National insurance contributions	1.3	0.5
Additional valuation allowance recorded under US GAAP	(42.5)	(46.0)
Total US GAAP adjustment	(11.0)	9.3

9 – Acquisition of Cordiant Communications Group plc

On 1 August 2003, the Company completed its acquisition of Cordiant Communications Group plc (‘Cordiant’).

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at acquisition £m	Accounting policy alignments[1] £m		Fair value adjustments[2] £m		Fair value to Group £m
Tangible fixed assets	25.2	(2.1	)(i)	(2.2)		20.9
Investments	44.6	–		(4.2)		40.4
Current assets	296.7	–		42.0	(iii)	338.7
Total assets	366.5	(2.1)		35.6		400.0
Other creditors due within one year	(288.9)	–		(29.8	)(iv)	(318.7)
Other creditors due after one year	(21.5)	–		(4.2)		(25.7)
Provisions	(66.5)	(11.3	)(ii)	(17.7	)(v)	(95.5)
Total liabilities	(376.9)	(11.3)		(51.7)		(439.9)
Net liabilities	(10.4)	(13.4)		(16.1)		(39.9)
Minority interest						(9.2)
Goodwill						269.9
Consideration						220.8
Considered satisfied by:
Debt acquired						265.5
Debt repayments prior to acquisition date						(62.1)
Shares issued						11.3
Capitalised acquisition costs						6.1
						220.8

Notes

[1]	Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Cordiant into compliance with WPP Group plc’s accounting policies:

(i)	Application of the Group’s depreciation policies to tangible fixed assets acquired.
(ii)	Adjustment for the application of FRS 17 for pensions accounting.

[2]	Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Cordiant to fair value:

(iii)	Revaluation of current asset investments to fair value.
(iv)	Recognition of accrual for corporate tax and other liabilities.
(v)	Recognition of obligations under onerous property contracts and revaluation of other leasing arrangements to fair value, and provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Gross carrying amounts included in note 1 above for other intangible assets recognised under US GAAP relating to Cordiant are tradenames for £42.9 million and customer relationships for £44.4 million. These intangible assets are being amortised over an average life of 14 years and 4 years, respectively.

Notes to the Reconciliation to US Accounting Principles (continued)

The following table sets forth certain pro forma financial information for WPP as if the acquisition of Cordiant had occurred at 1 January 2003. The pro forma financial information is stated in accordance with UK GAAP.

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

Year ended 31 December 2003 £
Revenue	4,357.8
Income before extraordinary items	80.0
Net income	80.0
Basic earnings per ordinary share (p)	7.1
Diluted earnings per ordinary share (p)	6.9

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

The following table shows long-lived assets attributable to each of the Company’s geographical areas:

	2004 £m	2003 Restated[1] £m	2002 Restated[1] £m
UK	1,023.5	989.0	949.1
US	3,928.7	4,010.5	3,961.5
Continental Europe	821.0	706.0	576.1
Asia Pacific, Latin America, Africa & Middle East	745.6	680.8	564.0
	6,518.8	6,386.3	6,050.7

1Restated on implementation of UITF 38 (accounting for ESOP Trusts).

Revenues for the US were £1,583.0 million, £1,608.5 million and £1,655.0 million for the years ended 31 December 2004, 2003 and 2002, respectively

11 – Pro forma consolidating condensed financial information

WPP Finance (UK) is an issuer of certain securities registered under the securities Act of 1933, guaranteed by WPP Group plc, thus subjecting both WPP Finance (UK) and WPP Group plc to reporting requirements under section 15(d) of the Securities Exchange Act of 1934.

The following pro forma consolidating condensed financial information gives pro forma effect to the purchase of Landor LLC, CommonHealth LLC and Wunderman Worldwide LLC by WPP Finance (UK), an indirect wholly owned subsidiary of WPP Group plc., as if the purchase had occurred as of each balance sheet date and at the beginning of each financial period presented.

In the event that WPP Finance (UK) fails to pay the holders of the securities, thereby requiring WPP Group plc to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP Group plc obtaining reimbursement for any such payments from WPP Finance (UK).

Consolidating income statement

For the year ended 31 December 2004

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	–	–	19,598.0	–	19,598.0
Cost of sales	–	–	(15,298.5)	–	(15,298.5)
Revenue	–	–	4,299.5	–	4,299.5
Direct costs	–	–	(225.1)	–	(225.1)
Gross profit	–	–	4,074.4	–	4,074.4
Operating costs	(35.4)	(2.9)	(3,551.5)	–	(3,589.8)
Operating profit/(loss)	(35.4)	(2.9)	522.9	–	484.6
Income from subsidiaries	351.0	28.9	–	(379.9)	–
Income from associates	–	–	44.6	–	44.6
Profit on ordinary activities before interest and taxation	315.6	26.0	567.5	(379.9)	529.2
Investment income	–	–	(2.0)	–	(2.0)
Net interest payable and similar charges	(23.3)	(10.4)	(37.0)	–	(70.7)
Profit on ordinary activities before taxation	292.3	15.6	528.5	(379.9)	456.5
Taxation on profit on ordinary activities	–	–	(140.2)	–	(140.2)
Profit on ordinary activities after taxation	292.3	15.6	388.3	(379.9)	316.3
Minority interests	–	–	(24.0)	–	(24.0)
Profit attributable to ordinary share owners	292.3	15.6	364.3	(379.9)	292.3
Ordinary dividends	(92.0)	–	–	–	(92.0)
Retained profit for the year transferred to reserves	200.3	15.6	364.3	(379.9)	200.3
Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	292.3	15.6	364.3	(379.9)	292.3
Reverse amortisation of goodwill	42.5	–	42.5	(42.5)	42.5
Amortisation of intangibles	(28.5)	–	(28.5)	28.5	(28.5)
Goodwill impairment	(14.8)	–	(14.8)	14.8	(14.8)
Contingent consideration deemed as compensation	(90.5)	–	(90.5)	90.5	(90.5)
Share-based incentive plans	(4.0)	–	(5.0)	5.0	(4.0)
Accounting for derivatives	(0.3)	–	(17.0)	17.0	(0.3)
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	(9.5)	–	(9.5)	9.5	(9.5)
Accounting for minority interests	(3.0)	–	(3.0)	3.0	(3.0)
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Tax items	(26.9)	–	(26.9)	26.9	(26.9)
Other	6.1	–	6.1	(6.1)	6.1
US GAAP adjustments	(143.0)	–	(160.7)	160.7	(143.0)
Net income as adjusted for US GAAP	149.3	15.6	203.6	(219.2)	149.3

Consolidating income statement

For the year ended 31 December 2003

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	–	–	18,621.3	–	18,621.3
Cost of sales	–	–	(14,515.3)	–	(14,515.3)
Revenue	–	–	4,106.0	–	4,106.0
Direct costs	–	–	(237.1)	–	(237.1)
Gross profit	–	–	3,868.9	–	3,868.9
Operating costs	(34.2)	–	(3,419.4)	–	(3,453.6)
Operating profit/(loss)	(34.2)	–	449.5	–	415.3
Income from subsidiaries	257.3	24.7	–	(282.0)	–
Income from associates	–	–	6.2	–	6.2
Profit on ordinary activities before interest and taxation	223.1	24.7	455.7	(282.0)	421.5
Net interest payable and similar charges	(14.7)	–	(56.9)	–	(71.6)
Profit on ordinary activities before taxation	208.4	24.7	398.8	(282.0)	349.9
Taxation on profit on ordinary activities	–	–	(122.1)	–	(122.1)
Profit on ordinary activities after taxation	208.4	24.7	276.7	(282.0)	227.8
Minority interests	–	–	(19.4)	–	(19.4)
Profit attributable to ordinary share owners	208.4	24.7	257.3	(282.0)	208.4
Ordinary dividends	(76.8)	–	–	–	(76.8)
Retained profit for the year transferred to reserves	131.6	24.7	257.3	(282.0)	131.6
Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	208.4	24.7	257.3	(282.0)	208.4
Reverse amortisation of goodwill	33.0	–	33.0	(33.0)	33.0
Amortisation of intangibles	(20.6)	–	(20.6)	20.6	(20.6)
Goodwill impairment	(16.9)	–	(16.9)	16.9	(16.9)
Contingent consideration deemed as compensation	(43.9)	–	(43.9)	43.9	(43.9)
Share-based incentive plans	(3.7)	–	(6.2)	6.2	(3.7)
Accounting for derivatives	(17.9)	–	(16.8)	16.8	(17.9)
Pension accounting	(9.8)	–	(9.8)	9.8	(9.8)
Accounting for associates	1.1	–	1.1	(1.1)	1.1
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Tax items	(21.4)	–	(21.4)	21.4	(21.4)
US GAAP adjustments	(98.1)	–	(99.5)	99.5	(98.1)
Net income as adjusted for US GAAP	110.3	24.7	157.8	(182.5)	110.3

Consolidating income statement

For the year ended 31 December 20021

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Turnover (gross billings)	–	–	18,028.7	–	18,028.7
Cost of sales	–	–	(14,120.4)	–	(14,120.4)
Revenue	–	–	3,908.3	–	3,908.3
Direct costs	–	–	(218.2)	–	(218.2)
Gross profit	–	–	3,690.1	–	3,690.1
Operating costs	(5.2)	–	(3,424.8)	–	(3,430.0)
Operating profit/(loss)	(5.2)	–	265.3	–	260.1
Income from subsidiaries	126.4	31.0	–	(157.4)	–
Income from associates	–	–	30.0	–	30.0
Profit on ordinary activities before interest and taxation	121.2	31.0	295.3	(157.4)	290.1
Profits on disposal of fixed assets	–	–	9.2	–	9.2
Amounts written off fixed asset investments	–	–	(19.9)	–	(19.9)
Net interest payable and similar charges	(45.5)	–	(40.9)	–	(86.4)
Profit on ordinary activities before taxation	75.7	31.0	243.7	(157.4)	193.0
Taxation on profit on ordinary activities	(0.1)	–	(103.3)	–	(103.4)
Profit on ordinary activities after taxation	75.6	31.0	140.4	(157.4)	89.6
Minority interests	–	–	(14.0)	–	(14.0)
Profit attributable to ordinary share owners	75.6	31.0	126.4	(157.4)	75.6
Ordinary dividends	(62.5)	–	–	–	(62.5)
Retained profit for the year transferred to reserves	13.1	31.0	126.4	(157.4)	13.1
Reconciliation to US Accounting Principles:
Profit attributable to ordinary share owners under UK GAAP	75.6	31.0	126.4	(157.4)	75.6
Reverse amortisation of goodwill	32.0	–	32.0	(32.0)	32.0
Amortisation of intangibles	(13.4)	–	(13.4)	13.4	(13.4)
Contingent consideration deemed as compensation	(49.7)	–	(49.7)	49.7	(49.7)
Share-based incentive plans	1.4	–	3.0	(3.0)	1.4
Accounting for derivatives	48.9	–	–	–	48.9
Pension accounting	(5.5)	–	(5.5)	5.5	(5.5)
Tax items	(10.1)	–	(10.1)	10.1	(10.1)
US GAAP adjustments	3.6	–	(43.7)	43.7	3.6
Net income as adjusted for US GAAP before the cumulative effect of change in accounting principle	79.2	31.0	82.7	(113.7)	79.2
Goodwill impairment upon adoption of SFAS 142	(25.7)	–	(25.7)	25.7	(25.7)
Net income as adjusted for US GAAP after the cumulative effect of change in accounting principle	53.5	31.0	57.0	(88.0)	53.5

1Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Consolidating cash flow statement

For the year ended 31 December 2004

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(35.4)	(2.9)	522.9	–	484.6
Depreciation	1.5	–	101.9	–	103.4
Goodwill amortisation and impairment charges – subsidiaries	–	–	75.0	–	75.0
Movements in working capital and provisions	162.0	3.1	(140.0)	–	25.1
Loss on sale of tangible fixed assets	–	–	1.9	–	1.9
Net cash inflow from operating activities	128.1	0.2	561.7	–	690.0
Dividends received from subsidiaries and associates	116.5	–	18.5	(116.5)	18.5
Returns on investments and servicing of finance	(52.3)	(9.8)	(11.2)	–	(73.3)
United Kingdom and overseas tax paid	–	–	(101.3)	–	(101.3)
Capital expenditure and financial investment	(1.7)	–	(84.6)	–	(86.3)
Acquisitions and disposals	(2.1)	(326.3)	119.5	–	(208.9)
Equity dividends paid	(81.7)	–	–	–	(81.7)
Net cash (outflow)/inflow before management of liquid resources and financing	106.8	(335.9)	502.6	(116.5)	157.0
Management of liquid resources	–	–	157.8	–	157.8
Net cash inflow/(outflow) from financing	(287.6)	335.9	4.5	–	52.8
(Decrease)/increase in cash and overdrafts for the period	(180.8)	–	664.9	(116.5)	367.6
Translation difference	–	–	(44.6)	–	(44.6)
Balance of cash and overdrafts at beginning of period	(294.3)	–	1,010.3	–	716.0
Balance of cash and overdrafts at end of period	(475.1)	–	1,630.6	(116.5)	1,039.0

Consolidating cash flow statement

For the year ended 31 December 20031

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(34.2)	–	449.5	–	415.3
Depreciation	19.9	–	107.6	–	127.5
Goodwill amortisation and impairment charges – subsidiaries	–	–	77.7	–	77.7
Movements in working capital and provisions	(375.8)	–	696.4	–	320.6
Loss on sale of tangible fixed assets	–	–	0.9	–	0.9
Net cash (outflow)/inflow from operating activities	(390.1)	–	1,332.1	–	942.0
Dividends received from subsidiaries and associates	370.9	–	15.6	(370.9)	15.6
Returns on investments and servicing of finance	(40.6)	–	2.3	–	(38.3)
United Kingdom and overseas tax paid	–	–	(93.6)	–	(93.6)
Capital expenditure and financial investment	(8.7)	–	(76.5)	–	(85.2)
Acquisitions and disposals	(243.9)	–	(100.6)	–	(344.5)
Equity dividends paid	(67.0)	–	–	–	(67.0)
Net cash (outflow)/inflow before management of liquid resources and financing	(379.4)	–	1,079.3	(370.9)	329.0
Management of liquid resources	–	–	(211.4)	–	(211.4)
Net cash inflow/(outflow) from financing	127.0	–	(10.2)	–	116.8
(Decrease)/increase in cash and overdrafts for the period	(252.4)	–	857.7	(370.9)	234.4
Translation difference	–	–	(19.3)	–	(19.3)
Balance of cash and overdrafts at beginning of period	(41.9)	–	542.8	–	500.9
Balance of cash and overdrafts at end of period	(294.3)	–	1,381.2	(370.9)	716.0

1Restated on implementation of UITF 38 (Accounting for ESOP Trusts)

Consolidating cash flow statement

For the year ended 31 December 20021

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Operating profit/(loss)	(5.2)	–	265.3	–	260.1
Depreciation	4.8	–	111.8	–	116.6
Goodwill amortisation and impairment charges – subsidiaries	–	–	177.7	–	177.7
Movements in working capital and provisions	136.9	–	86.0	–	222.9
Loss on sale of tangible fixed assets	–	–	2.6	–	2.6
Net cash inflow from operating activities	136.5	–	643.4	–	779.9
Dividends received from subsidiaries and associates	54.0	–	9.4	(54.0)	9.4
Returns on investments and servicing of finance	(32.0)	–	(46.2)	–	(78.2)
United Kingdom and overseas tax paid	–	–	(85.0)	–	(85.0)
Capital expenditure and financial investment	(6.4)	–	(83.9)	–	(90.3)
Acquisitions and disposals	(481.6)	–	204.3	–	(277.3)
Equity dividends paid	(55.6)	–	–	–	(55.6)
Net cash (outflow)/inflow before management of liquid resources and financing	(385.1)	–	642.0	(54.0)	202.9
Management of liquid resources	–	–	(113.6)	–	(113.6)
Net cash inflow/(outflow) from financing	424.6	–	(278.3)	–	146.3
Increase in cash and overdrafts for the period	39.5	–	250.1	(54.0)	235.6
Translation difference	–	–	(0.4)	–	(0.4)
Balance of cash and overdrafts at beginning of period	(81.4)	–	347.1	–	265.7
Balance of cash and overdrafts at end of period	(41.9)	–	596.8	(54.0)	500.9

1Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Consolidating balance sheet

31 December 2004

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	–	–	5,795.7	–	5,795.7
Tangible assets	3.1	–	330.7	–	333.8
Investment in subsidiaries	6,322.0	1,189.1	–	(7,511.1)	–
Investments	–	–	389.3	–	389.3
	6,325.1	1,189.1	6,515.7	(7,511.1)	6,518.8
Current assets
Stocks and work in progress	–	–	220.6	–	220.6
Debtors	22.7	10.5	2,644.4	–	2,677.6
Trade debtors within working capital facility	–	–	284.7	–	284.7
Current asset investments	–	–	244.0	–	244.0
Cash at bank and in hand	1.6	–	1,370.4	–	1,372.0
	24.3	10.5	4,764.1	–	4,798.9
Creditors: amounts falling due within one year				–
Bank loans and overdrafts	476.7	–	121.1	–	597.8
Trade creditors	–	–	2,885.3	–	2,885.3
Deferred income	–	–	405.8	–	405.8
Other creditors and accruals	159.7	0.9	1,170.5	–	1,331.1
	636.4	0.9	4,582.7	–	5,220.0
Net current assets (liabilities)	(612.1)	9.6	181.4	–	(421.1)
Total assets less current liabilities	5,713.0	1,198.7	6,697.1	(7,511.1)	6,097.7
Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	905.0	351.1	62.5	–	1,318.6
Other creditors and accruals	16.1	–	517.9	–	534.0
	921.1	351.1	580.4	–	1,852.6
Provisions for liabilities and charges	–	–	91.2	–	91.2
Net intercompany payable (receivable)	825.8	12.8	(838.6)	–	–
Pension provision	–	–	187.8	–	187.8
Net assets	3,966.1	834.8	6,676.3	(7,511.1)	3,966.1
Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,914.5	834.8	6,676.3	(7,511.1)	3,914.5
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	(227.9)	46.2	(227.5)	181.3	(227.9)
Listed investments	0.5	–	0.5	(0.5)	0.5
Contingent consideration deemed as compensation	(215.8)	–	(215.8)	215.8	(215.8)
Accounting for derivatives	34.7	–	32.7	(32.7)	34.7
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	0.9	–	(0.9)	0.9	0.9
Tax items	(47.9)	–	(47.9)	47.9	(47.9)
Accounting for associates	1.1	–	1.1	(1.1)	1.1
Accounting for minority interests	(3.0)	–	(3.0)	3.0	(3.0)
Employer payroll taxes	4.0	–	4.0	(4.0)	4.0
Proposed final ordinary dividend, not yet declared	62.6	–	62.6	(62.6)	62.6
Other	3.3	–	3.3	(3.3)	3.3
US GAAP adjustments	(403.6)	46.2	(407.0)	360.8	(403.6)
Share owners’ funds as adjusted for US GAAP	3,510.9	881.0	6,269.3	(7,150.3)	3,510.9

Consolidating balance sheet

31 December 20031

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	–	–	5,660.3	–	5,660.3
Tangible assets	2.9	–	341.7	–	344.6
Investment in subsidiaries	6,375.1	1,173.4	–	(7,548.5)	–
Investments	–	–	381.5	–	381.5
	6,378.0	1,173.4	6,383.5	(7,548.5)	6,386.4
Current assets
Stocks and work in progress	–	–	269.6	–	269.6
Debtors	43.2	–	2,351.3	–	2,394.5
Trade debtors within working capital facility	–	–	227.1	–	227.1
Current asset investments	–	–	401.8	–	401.8
Cash at bank and in hand	8.3	–	1,009.8	–	1,018.1
	51.5	–	4,259.6	–	4,311.1
Creditors: amounts falling due within one year
Bank loans and overdrafts	548.9	–	3.5	–	552.4
Trade creditors	–	–	2,733.3	–	2,733.3
Deferred income	–	–	391.9	–	391.9
Other creditors and accruals	157.9	–	1,066.5	–	1,224.4
	706.8	–	4,195.2	–	4,902.0
Net current assets (liabilities)	(655.3)	–	64.4	–	(590.9)
Total assets less current liabilities	5,722.7	1,173.4	6,447.9	(7,548.5)	5,795.5
Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	900.0	–	329.0	–	1,229.0
Other creditors and accruals	–	–	462.1	–	462.1
	900.0	–	791.1	–	1,691.1
Provisions for liabilities and charges	–	–	99.7	–	99.7
Net intercompany payable (receivable)	1,006.9	–	(1,006.9)	–	–
Pension provision	–	–	188.9	–	188.9
Net assets	3,815.8	1,173.4	6,375.1	(7,548.5)	3,815.8
Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,767.7	1,173.4	6,375.1	(7,548.5)	3,767.7
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	16.3	21.5	52.2	(73.7)	16.3
Listed investments	(1.8)	–	(1.8)	1.8	(1.8)
Contingent consideration deemed as compensation	(125.3)	–	(125.3)	125.3	(125.3)
Accounting for derivatives	24.3	–	16.8	(16.8)	24.3
Pension accounting	(0.5)	–	(0.5)	0.5	(0.5)
Tax items	(21.0)	–	(21.0)	21.0	(21.0)
Accounting for associates	1.1	–	1.1	(1.1)	1.1
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Proposed final ordinary dividend, not yet declared	52.2	–	52.2	(52.2)	52.2
Other	(3.0)	–	(3.0)	3.0	(3.0)
US GAAP adjustments	(55.7)	21.5	(27.3)	5.8	(55.7)
Share owners’ funds as adjusted for US GAAP	3,712.0	1,194.9	6,347.8	(7,542.7)	3,712.0

1Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Consolidating balance sheet

31 December 20021

£m

	WPP Group plc	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Fixed assets
Goodwill / Intangible assets	–	–	5,357.0	–	5,357.0
Tangible assets	17.0	–	360.3	–	377.3
Investment in subsidiaries	6,083.0	1,148.7	–	(7,231.7)	–
Investments	–	–	316.5	–	316.5
	6,100.0	1,148.7	6,033.8	(7,231.7)	6,050.8
Current assets
Stocks and work in progress	–	–	291.6	–	291.6
Debtors	39.1	–	2,217.3	–	2,256.4
Trade debtors within working capital facility	–	–	168.3	–	168.3
Current asset investments	–	–	190.4	–	190.4
Cash at bank and in hand	10.8	–	678.3	–	689.1
	49.9	–	3,545.9	–	3,595.8
Creditors: amounts falling due within one year
Bank loans and overdrafts	52.7	–	147.0	–	199.7
Trade creditors	–	–	2,477.8	–	2,477.8
Deferred income	–	–	335.0	–	335.0
Other creditors and accruals	87.1	–	1,020.5	–	1,107.6
	139.8	–	3,980.3	–	4,120.1
Net current liabilities	(89.9)	–	(434.4)	–	(524.3)
Total assets less current liabilities	6,010.1	1,148.7	5,599.4	(7,231.7)	5,526.5
Creditors: amounts falling due after more than one year (including convertible bonds)
Corporate and convertible bonds and bank loans	1,065.3	–	337.2	–	1,402.5
Other creditors and accruals	14.7	–	420.3	–	435.0
	1,080.0	–	757.5	–	1,837.5
Provisions for liabilities and charges	–	–	70.5	–	70.5
Net intercompany payable (receivable)	1,496.4	–	(1,496.4)	–	–
Pension provision	–	–	184.8	–	184.8
Net assets	3,433.7	1,148.7	6,083.0	(7,231.7)	3,433.7
Reconciliation to US Accounting Principles:
Share owners’ funds under UK GAAP	3,394.9	1,148.7	6,083.0	(7,231.7)	3,394.9
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and amounts capitalised under UK GAAP)	357.5	12.3	379.3	(391.6)	357.5
Contingent consideration deemed as compensation	(81.4)	–	(81.4)	81.4	(81.4)
Accounting for derivatives	52.9	–	–	–	52.9
Pension accounting	8.7	–	8.7	(8.7)	8.7
Tax items	0.4	–	0.4	(0.4)	0.4
Proposed final ordinary dividend, not yet declared	42.5	–	42.5	(42.5)	42.5
Other	(3.2)	–	(3.2)	3.2	(3.2)
US GAAP adjustments	377.4	12.3	346.3	(358.6)	377.4
Share owners’ funds as adjusted for US GAAP	3,772.3	1,161.0	6,429.3	(7,590.3)	3,772.3

1Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Impact of IFRS on financial statements

For the year ended 31 December 2004

WPP Group plc (WPP) currently prepares its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP). For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS). WPP’s first IFRS results will be its interim results for the six months ending 30 June 2005 and the Group’s first Annual Report under IFRS will be for the year ending 31 December 2005. WPP’s date of transition to IFRS is 1 January 2004 (the transition date).

The financial information contained on pages F-51 to F-57 has been prepared by management using their best knowledge and judgement of the expected standards and interpretations of the International Accounting Standards Board (IASB), facts and circumstances, and accounting policies that will be applied when the company prepares its first complete set of IFRS financial statements as at 31 December 2005. Therefore, until such time, the possibility cannot be excluded that the comparative information included in that first complete set of IFRS financial statements may not be consistent with the disclosures below. Moreover, attention is drawn to the fact that, under IFRSs, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company’s financial position, results of operations and cash flow.

The following analysis has been prepared substantially on the basis of all IAS and IFRS, and related interpretations, published by the IASB, and currently in issue. Certain of these standards are subject to ongoing amendment by the IASB, and subsequent approval by the European Commission, and are therefore subject to possible change. Consequently, the information contained within pages F-51 to F-57 may also require amendment at a future date.

In preparing this financial information, the Group has assumed that the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures will, in due course, be endorsed by the European Commission.

The effect that the transition from UK GAAP to IFRS would have on the Group’s reported financial position, financial performance and cash flows for 2004 is explained in the following schedules included on pages F-51 to F-57:

•	IFRS 1 exemptions

•	Summary unaudited financial statements

•	Key impact analysis

•	Reconciliations of:

•	Income statement for the year ended 31 December 2004

•	Balance sheet as at 31 December 2004

•	Cash flow statement for the year ended 31 December 2004

The financial information presented is unaudited.

IFRS 1 exemptions

IFRS 1 (First-time adoption of International Financial Reporting Standards) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions as follows:

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group will adopt IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restate the balance sheet at that date in accordance with the requirements of these standards, which will generally mean a recognition of financial instruments at fair value.

Business combinations

The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004.

Share-based payments

IFRS 2 applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Presentation of financial information

The primary financial statements contained on pages F-55 to F-57 have been presented substantially in accordance with the requirements of IAS 1 (Presentation of Financial Statements). This presentation may require further modification in the event that further guidance is published or as practice develops.

Summary unaudited financial statements

Summary reported income statement:

	2004 UK GAAP	2004 IFRS
Revenue	£4,300m	£4,300m
PBIT	£529m	£507m
PBIT margin	12.3%	11.8%
PBT	£457m	£434m
Earnings	£292m	£273m
Diluted earnings per share	25.0p	23.4p

Summary balance sheet

	2004 UK GAAP	2004 IFRS
Non-current assets	£6,519m	£5,959m
Net current liabilities	£(421)m	£(445)m
Net assets	£3,966m	£3,057m
Total capital employed	£3,966m	£3,057m

Impact of IFRS on financial statements (continued)

Key impact analysis

The principal differences between UK GAAP and IFRS as they apply to WPP are set out below.

Changes in presentation of financial statements

The primary financial statements on pages F-55 to F-57 have been prepared substantially in accordance with IAS 1 (Presentation of Financial Statements). The most significant presentational differences arising from this change in format are as follows:

Income from associates

In the current income statement format, in accordance with UK GAAP, the Group separately presents its share of operating profit, interest, minority interests and tax from associate undertakings. Under IAS 1, these results are aggregated into a single line in the income statement. The effect is to reduce reported profit before interest and taxes by £19 million in 2004, although there is no impact on earnings.

Working capital facility

In the balance sheet, the Group has historically presented its working capital facility (the advance of cash financing against which certain trade debts have been assigned) as a deduction from debtors, in accordance with the ‘linked presentation’ required by FRS 5 (Reporting the substance of transactions). Under IFRS this presentation is not permitted, and the cash advance is shown as a bank borrowing within creditors: amounts falling due within one year. As a result of this change, net debt is restated to include this facility as a borrowing, whereas previously it was treated as a reduction in working capital. The impact is to increase net debt at 31 December 2004 by £261 million to £561 million. The cash flows of the Group in 2004 are unaffected by this change. There is also no change to the income statement presentation of the charges on this facility which are included in finance costs.

Changes in accounting policies

IFRS 2 share-based payment

Under UK GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. For share awards other than stock options, the charge to the Group’s income statement is based on the intrinsic value (market value on grant date) of the award, spread over the relevant performance period, in accordance with UITF 38 (Accounting for ESOP trusts). IFRS 2 requires that share-based payments (including share options) are recognised in the income statement as an expense, spread over the relevant vesting period using a fair value model. The Group has used a Black-Scholes valuation model for this purpose.

IFRS 2 permits prospective adoption for grants made after November 2002, but the Group has chosen to adopt IFRS 2 on a full retrospective basis, for all option and share award grants as the resulting charge better reflects the ongoing impact on the Group. The impact on the income statement for the year ended 31 December 2004 is an after-tax charge of £27 million.

Deferred tax is provided based upon the expected future tax deductions relating to share-based payment transactions, and is recognised over the vesting period of the relevant share award schemes. For the year ended 31 December 2004, this results in an additional deferred tax credit to the income statement of £2 million.

IFRS 3 business combinations

The Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004, an exemption permitted by IFRS 1.

IFRS 3 prohibits amortisation of goodwill and instead requires annual impairment testing. Under UK GAAP, WPP amortises a number of acquisitions where the life of the goodwill is determined to be finite. In the IFRS financial information presented, this amortisation has been reversed from the date of transition and the relevant goodwill tested for impairment at 31 December 2004.

The Group has also conducted an impairment review of goodwill at 1 January 2004, in accordance with the requirements of IAS 36 (Impairment of Assets).

The impact on the income statement for the year ended 31 December 2004 is to eliminate goodwill amortisation of £42.5 million. No additional impairment of goodwill arose at 1 January 2004, however there was additional impairment of £5 million for the year ended 31 December 2004.

When the Group makes acquisitions, deferred tax assets are established in relation to tax losses and other tax attributes to the extent that it is probable that they will be utilised in the future. If the performance and profits of acquisitions are higher than originally anticipated then the Group may recognise the additional tax benefit of unbooked tax attributes in the IFRS income statement. IFRS 3 and IAS 12 (Income Taxes) require a write-down of goodwill equal to the tax benefit of any tax attributes that are subsequently recognised if a deferred tax asset has not been established at the time of acquisition. The write-down of goodwill adjusts goodwill in the balance sheet to the amount it would have been had a deferred tax asset been established on all of the tax attributes utilised. Due to the better than expected performance of certain acquisitions in the year ended 31 December 2004 there was an additional goodwill adjustment of £13 million charged to operating profit relating to the utilisation of pre-acquisition tax attributes that previously could not be recognised due to insufficient evidence that they were recoverable. The Group expects the annual goodwill adjustment to be lower in the future.

IAS 21 requires goodwill and fair value adjustments on acquisitions to be recorded in the functional currency of the acquiree rather than the functional currency of the acquirer. As permitted by IFRS 1 we are applying IAS 21 retrospectively to goodwill and fair value adjustments arising in business combinations that occurred before the date of transition to IFRS. We have retranslated our goodwill and corporate brands on this basis which has resulted in a decrease in the carrying value of these assets at 31 December 2004 of £679 million, and an equivalent reduction in equity.

IFRS 1 has a further impact in that goodwill previously written off to reserves under UK GAAP is not recycled to the income statement in the event of the disposal of the business concerned.

IAS 38 intangible assets

The Group has also applied IAS 38 to acquisitions completed since the initial adoption date which has resulted in the recognition of intangible assets of £7 million at 31 December 2004 which would not qualify for recognition under UK GAAP. These largely comprise corporate brand names.

These intangibles are amortised over their useful economic lives, which vary depending on the individual characteristics of the intangibles concerned, but are no more than 10 years. The impact on the income statement for the year ended 31 December 2004 is not material.

Under UK GAAP, capitalised computer software is included within tangible fixed assets on the balance sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other capitalised computer software should be shown as an intangible asset.

Accordingly, a reclassification of £24 million has been made in the 31 December 2004 balance sheet from property, plant and equipment to intangible assets.

IAS 28 investments in associates

IFRS requires equity accounting for associates’ losses to cease at the point that the carrying value of the net assets of the relevant associate are nil. Further losses are only accrued if the investor has a legal or constructive obligation for the losses. The Group has therefore ceased to recognise equity losses where the net assets of the associate concerned are nil or negative, where appropriate. This did not result in any impact on the 2004 income statement.

Impact of IFRS on financial statements (continued)

IAS 10 events after the balance sheet date

IAS 10 does not permit dividends proposed after the balance sheet date to be recognised as a liability at that date because they do not represent a present obligation as defined by IAS 27 (Provisions, Contingent Liabilities and Contingent Assets).

The impact of this change is to exclude the final dividend of £62 million from the income statement for the year ended 31 December 2004, but include the prior year final dividend of £52 million as an expense in 2004. This results in a net increase in retained profit of £10 million. The respective restated balance sheets at 31 December 2004 and 1 January 2004 exclude these dividends.

IAS 19 employee benefits

The Group fully implemented the UK Accounting Standard FRS 17 (Retirement Benefits) in 2001. This standard is consistent with IAS 19 and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures adopted by the IASB in December 2004, which encourages early adoption prior to its expected effective date of 1 January 2006. On the basis that the Amendment will be endorsed by the European Commission in the future, the Group has not made any changes to its accounting policies in respect of accounting for pensions.

IAS 32 and IAS 39 financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The Group will therefore adopt IAS 32 and IAS 39 on 1 January 2005 and consequently restate the opening balance sheet at that date to an IFRS basis in compliance with these standards.

The most significant impact on the income statement of adopting IAS 32 and IAS 39 at 1 January 2005 will be as follows:

Convertible bonds

Under UK GAAP, convertible bonds are reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. Under IAS 32, classification of such compound instruments is undertaken based on the substance of the contractual arrangements and, consequently, the Group’s compound instruments will be split into liability and equity elements, based on the fair value of the debt component at the date of issue.

The income statement charge for the finance cost will continue to be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. However, under IFRS the initial recognition of the liability is for a lower amount than under UK GAAP and consequently the finance cost over the period is higher.

At 1 January 2005, the Group had in issue two convertible bonds: £450 million bond maturing in April 2007 and $287.5 million bond maturing in January 2005. The impact on the 1 January 2005 transition balance sheet from these bonds will be:

•	£98 million reclassification from debt to equity to separately account for the equity element of the convertible bonds (£69 million relating to the £450 million bond and £29 million relating to the $287.5 million bond).

•	£66 million adjustment to debt and retained earnings to reflect the cumulative extra amount of financing costs that would have been expensed through the income statement as at 31 December 2004 (£37 million relating to the £450 million bond and £29 million relating to the $287.5 million bond).

•	The impact on the income statement for the year ending 31 December 2005 is expected to be an increase in interest payable and similar charges of £14 million, in relation to convertible bonds in issue at 1 January 2005 (£13.7 million relating to the £450 million bond and £0.3 million relating to the $287.5 million bond).

•	The expected total interest charges for these bonds under IFRS for the year ending 31 December 2005 will be £30 million on the £450 million convertible and £0.5 million on the $287.5 million convertible.

On 7 March 2005 WPP completed the acquisition of Grey Global Group Inc (Grey). Grey had in issue $150 million 5% Contingent Convertible Subordinated Debentures due in 2033. The principles described above will also apply to this bond.

Hedging instruments

The Group has a number of hedging instruments which were accounted for as hedges under UK GAAP during 2004. On adoption of IAS 39, the Group will recognise these hedging instruments at fair value in the balance sheet at 1 January 2005. It is expected that subsequent movements in the fair value of these instruments will not have a significant impact on the income statement for the year ending 31 December 2005 as they also qualify for hedge accounting under IAS 39.

From time to time, the Group uses certain short-term derivative financial instruments to mitigate interest rate and foreign exchange rate risks. These may not be held in qualifying hedge relationships and so movements in fair value of the relevant instrument will be taken to the income statement. However, owing to their short-term nature, the Group does not expect this to have a significant impact on the income statement.

IAS 12 income taxes

IAS 12 requires deferred tax to be provided on all taxable temporary differences between the book value and the tax base of assets and liabilities of the Group rather than timing differences under UK GAAP. As a result, the Group’s IFRS balance sheet at 31 December 2004 includes additional deferred tax assets of £11 million and deferred tax liabilities of £17 million in respect of the differences between the carrying value and tax written down value of goodwill in the Group’s balance sheet. In accordance with IAS 12, a liability of £15 million has been netted off against a deferred tax asset as both items relate to the same consolidated tax group. There was an additional charge to the IFRS income statement of £2 million in the year ended 31 December 2004 in relation to movements in these balances. IAS 1 requires deferred tax to be classified as a ‘non current’ asset and accordingly £77 million of deferred tax assets reported under UK GAAP have been reclassified from ‘current assets’.

IAS 12 requires a deferred tax liability to be booked in respect of the tax cost of remitting undistributed earnings of the Group’s associated undertakings and joint ventures. At 1 January 2004 this deferred tax liability was £8 million. There was an additional charge to the IFRS income statement of £2 million in the year ended 31 December 2004 in relation to undistributed earnings arising in the year whilst foreign exchange movements led to an increase in the liability of £1 million. At 31 December 2004 the deferred tax liability was £10 million.

IAS 12 also requires deferred tax to be provided in respect of the Group’s future deductions in respect of share-based payments. At 1 January 2004 an asset of £3 million was recognised in respect of anticipated future tax deductions of share-based payments.

The 2004 IFRS income statement expense for stock options was £29 million. Deferred tax of only £2 million is credited to the IFRS income statement in 2004; the majority of the expense cannot be tax effected due to either the expense not being deductible for tax purposes or the recognition of the asset being restricted by existing tax losses. At 31 December 2004 a deferred tax asset of £3 million was held in the balance sheet as although the asset was increased by £2 million relating to the 2004 charge there were other adjustments, primarily the exercise of options, that reduced the asset by £2 million.

In accordance with IAS 12, in the year ended 31 December 2004 an amount of £9 million which had previously been credited to tax expense in the UK GAAP profit and loss account was credited directly to equity as it related to the tax benefits of share-based payments that exceeded the cumulative income statement expense for those payments.

Impact of IFRS on financial statements (continued)

The total IFRS income statement tax charge for the year ended 31 December 2004 is £135 million. In accordance with IAS 28, income from associates and joint ventures is now shown net of tax. A reconciliation from UK GAAP to IFRS tax charge is shown below. Under IFRS there is a net reduction of £5 million in the tax charge for the year ended 31 December 2004 which is comprised as follows:

£m
UK GAAP Profit and loss account tax charge	140
Reclass of tax charge relating to associates and joint ventures	(18)
Deferred tax charge on unremitted earnings of associates and joint ventures	2
Deferred tax credit in relation to stock option expense	(2)
Tax charge in relation to the tax effect of share-based payments now credited to equity	9
Deferred tax charge relating to goodwill	2
Other changes	2
IFRS Income statement tax charge	135

The effect of the adjustments required under IFRS is to increase the Group’s tax rate on Headline PBT for the year ended 31 December 2004 to 27.6% as compared with 26.1% under UK GAAP. The primary reason for the increase in tax rate is the reduction in IFRS Headline PBT due to the additional income statement expense for stock options as the majority of this expense cannot be tax effected. The Group’s estimate of tax rate on Headline PBT for 2005 and 2006 remains 28-30% (excluding the impact of Grey). The introduction of IFRS does not impact the amount of cash tax paid by the Group.

IAS 12 requires deferred tax liabilities of £300 million to be recognised at 31 December 2004 in respect of intangible assets such as corporate brands which were recognised at the time of various acquisitions including Ogilvy & Mather, J. Walter Thompson, Hill & Knowlton and Young & Rubicam. As the Group acquired the shares in the respective holding companies there is no tax basis in the brands themselves and therefore the resulting deferred tax liabilities are equal to the carrying value of the corporate brands tax effected at the appropriate tax rate. The Group considers the appropriate tax rate to be the Group’s combined US federal and state tax rate. Normally recognition of these deferred tax liabilities would result in a corresponding increase of goodwill in respect of these acquisitions, however under the exemptions provided by IFRS 1 relating to business combinations, the Group has not adjusted goodwill in respect of acquisitions before 1 January 2004.

At 31 December 2004 the tax related adjustments under IFRS, excluding the adjustments for corporate brands, increase total assets by £3 million and total liabilities by £27 million. As a result, a net amount of £24 million was debited to IFRS Capital and Reserves as at 31 December 2004 in relation to these adjustments. As detailed above, additional deferred tax liabilities of £300 million were recognised at 31 December 2004 in relation to corporate brands; a corresponding amount was also debited to IFRS Capital and Reserves.

Earnings per share

Earnings per share have been calculated in accordance with IAS 33 (Earnings per share). As noted above, in accordance with IFRS 2, the Group has charged the fair value of stock options to the income statement for 2004. IFRS 2 does not permit any reduction in the number of shares used in the diluted earnings per share calculation in respect of the dilutive effect of stock options, in spite of the fact that a charge to the income statement has been made.

Results for the year ended 31 December 2004

Unaudited consolidated income statement for the year ended 31 December 2004

IFRS Reconciliation

	31 Dec 2004 Reported under UK GAAP £m	IFRS 3 Business Combinations £m	IFRS 2 Share Options £m	IAS 28 Associates £m	IAS 10 Dividends £m	IAS 12 Income Taxes	Other £m	Total IFRS adjustment £m	31 Dec 2004 Restated under IFRS £m
Revenue	4,299.5								4,299.5
Operating profit before goodwill amortisation	559.6		(28.9)					(28.9)	530.7
Goodwill amortisation and impairment – subsidiaries	(75.0)	34.4				(12.6)		21.8	(53.2)
Operating profit	484.6	34.4	(28.9)	–	–	(12.6)	–	(7.1)	477.5
Goodwill amortisation and impairment – associates	(3.5)	3.5						3.5	–
Income from associates and joint ventures	48.1							–	48.1
Tax, interest and minority interest on associates	–			(18.6)				(18.6)	(18.6)
Net income from associates and joint ventures	48.1			(18.6)				(18.6)	29.5
Profit on ordinary activities before interest, taxation and amounts written off fixed asset investments	529.2	37.9	(28.9)	(18.6)	–	(12.6)	–	(22.2)	507.0
Profits on disposal of fixed assets	3.0								3.0
Amounts written off fixed asset investments	(5.0)								(5.0)
Investment income	–						56.4	56.4	56.4
Finance costs (shown net under UK GAAP)	(70.7)			0.1			(56.4)	(56.3)	(127.0)
Profit on ordinary activities before taxation	456.5	37.9	(28.9)	(18.5)	–	(12.6)	–	(22.1)	434.4
Taxation on profit on ordinary activities	(140.2)		2.0	17.9		(14.7)		5.2	(135.0)
Profit on ordinary activities after taxation	316.3	37.9	(26.9)	(0.6)	–	(27.3)	–	(16.9)	299.4
Minority interests	(24.0)			0.6			(3.0)	(2.4)	(26.4)
Profit attributable to ordinary share owners	292.3	37.9	(26.9)	–	–	(27.3)	(3.0)	(19.3)	273.0
Ordinary dividends	(92.0)				10.3			10.3	(81.7)
Retained profit for the year	200.3	37.9	(26.9)	–	10.3	(27.3)	(3.0)	(9.0)	191.3

Unaudited consolidated summary cash flow statement for the year ended 31 December 2004

IFRS reconciliation

	UK GAAP (IFRS format) £m	IFRS adjustments £m	IFRS £m
Net cash flows from operating activities	489.0	–	489.0
Investing activities
Acquisitions and disposals	(218.2)		(218.2)
Purchases of property, plant and equipment	(95.6)		(95.6)
Proceeds on disposal of property, plant and equipment	9.3		9.3
Proceeds on disposal of current asset investments	9.3		9.3
Interest received	48.9		48.9
Dividends from associates	18.5		18.5
Net cash outflow from investing activities	(227.8)	–	(227.8)
Financing activities
Issue of shares	17.9		17.9
Share repurchases and buybacks	(88.7)		(88.7)
Repayments of borrowings	128.6		128.6
Financing and share issue costs	(5.0)		(5.0)
Equity dividends paid	(81.7)		(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	(22.5)		(22.5)
Net cash outflow from financing activities	(51.4)	–	(51.4)
Net increase in cash and cash equivalents	209.8	–	209.8
Translation differences	(44.6)		(44.6)
Cash and cash equivalents at beginning of year	1,117.8		1,117.8
Cash and cash equivalents at end of year	1,283.0	–	1,283.0
Reconciliation of net cash flow to movement in net debt:
Net increase in cash and cash equivalents	209.8	–	209.8
Cash inflow from (increase)/decrease in debt financing	(124.2)		(124.2)
Debt acquired	(9.6)		(9.6)
Other movements	(8.2)		(8.2)
Translation difference	(6.7)	19.4	12.7
Movement in net debt in the year	61.1	19.4	80.5
Net debt at beginning of period	(361.5)	(280.4)	(641.9)
Net debt at end of period	(300.4)	(261.0)	(561.4)

Unaudited consolidated balance sheet as at 31 December 2004

IFRS reconciliation

	31 Dec 2004 Reported under UK GAAP £m	IFRS 3 Business Combinations £m	IAS 28 Associates £m	IAS 10 Dividends £m	IAS 12 Income Tax £m	IAS 38 Intangibles and software reclass £m	Other £m	Total IFRS adjustment £m	31 Dec 2004 Restated under IFRS £m
Non-current assets
Intangible assets:
Corporate brands	950.0	(207.4)						(207.4)	742.6
Goodwill	4,845.7	(436.4)			(12.6)	(7.0)		(456.0)	4,389.7
Other	–					31.0		31.0	31.0
Property plant and equipment	333.8					(24.0)		(24.0)	309.8
Deferred tax assets	–				91.8			91.8	91.8
Investments	389.3	3.2	1.1					4.3	393.6
	6,518.8	(640.6)	1.1	–	79.2	–	–	(560.3)	5,958.5
Current assets
Inventories and work in progress	220.6								220.6
Debtors	2,677.6				(76.6)			(76.6)	2,601.0
Trade debtors within working capital facility:
Gross debts	545.7								545.7
Non-returnable proceeds	(261.0)						261.0	261.0	–
	284.7						261.0	261.0	545.7
Current asset investments (short-term bank deposits)	244.0						(244.0)	(244.0)	–
Cash and cash equivalents	1,372.0						244.0	244.0	1,616.0
	4,798.9	–	–	–	(76.6)	–	261.0	184.4	4,983.3
Current liabilities
Creditors: amounts falling due within one year (including convertible bonds)	(5,220.0)			62.6	–		(270.4)	(207.8)	(5,427.8)
Net current liabilities	(421.1)	–	–	62.6	(76.6)	–	(9.4)	(23.4)	(444.5)
Total assets less current liabilities	6,097.7	(640.6)	1.1	62.6	2.6	–	(9.4)	(583.7)	5,514.0
Non-current liabilities
Creditors: amounts falling due after more than one year (including convertible bonds)	(1,852.6)						(2.6)	(2.6)	(1,855.2)
Deferred tax liabilities	–				(312.3)			(312.3)	(312.3)
Provisions for liabilities and charges	(91.2)	4.3						4.3	(86.9)
Post-employment benefits	(187.8)				(14.4)			(14.4)	(202.2)
Net assets	3,966.1	(636.3)	1.1	62.6	(324.1)	–	(12.0)	(908.7)	3,057.4
Capital and reserves
Called up share capital	118.5								118.5
Share premium account	1,002.2								1,002.2
Shares to be issued	49.9								49.9
Merger reserve	2,920.6								2,920.6
Other reserves	(125.5)	(174.7)			28.6		181.0	34.9	(90.6)
Own shares	(277.7)								(277.7)
Retained earnings	226.5	(461.6)	1.1	62.6	(352.7)		(196.0)	(946.6)	(720.1)
Equity share owners’ funds	3,914.5	(636.3)	1.1	62.6	(324.1)	–	(15.0)	(911.7)	3,002.8
Minority interests	51.6						3.0	3.0	54.6
Total capital employed	3,966.1	(636.3)	1.1	62.6	(324.1)	–	(12.0)	(908.7)	3,057.4