Form 20-F
period 2005-12-31
WPP GROUP PLC
filed 2006-06-28
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 0-16350

WPP Group plc

(Exact Name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

United Kingdom

(Jurisdiction of incorporation or organization)

27 Farm Street, London W1J 5RJ England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares of 10p each

(Title of Class)

American Depositary Shares, each representing five Ordinary Shares (“ADSs”)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares is 1,252,899,372 which includes the underlying ordinary shares represented by 24,317,649 ADSs.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES  ☒    NO  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES  ☐    NO  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐    NO  ☒

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP Group plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest communication services businesses in the world. As of 31 December 2005, the Group had approximately 75,000 employees. Including employees of associated undertakings this figure is approximately 92,000. For the year ended 31 December 2005, the Group had revenue of approximately £5.4 billion and operating profit of approximately £653 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

WPP prepared its primary financial statements under UK Generally Accepted Accounting Practice (“UK GAAP”) extant in respect of 2004 (“2004 UK GAAP”) for the years up to and including the year ended 31 December 2004. For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards including International Accounting Standards (“IFRS”). WPP’s date of transition to IFRS is 1 January 2004. The selected financial data under IFRS is presented for two years, as permitted by the Securities and Exchange Commission as an accommodation for foreign private issuers in their first year of reporting under IFRS. IFRS differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). A reconciliation to US GAAP for these periods is set forth on pages F-41 to F-61 of the Consolidated Financial Statements.

The selected financial data under IFRS and US GAAP as of and for the two years ended 31 December 2005 is derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data under 2004 UK GAAP as of and for the three years ended 31 December 2003 has been presented in a separate table for informational purposes. The 2004 UK GAAP information, together with the US GAAP information as of and for the three years ended 31 December 2003 is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F.

The reporting currency of the Group is the pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data under IFRS1

	Year ended 31 December
	2005		2004
	£m		£m
Revenue	5,373.7		4,299.5
Operating profit	652.8		475.5
Profit attributable to equity holders of the parent	363.9		273.0
Earnings per ordinary share:
Basic	30.3	p	24.0	p
Diluted	29.7	p	23.4	p
Earnings per ADS[2]:
Basic	151.5	p	120.0	p
Diluted	148.5	p	117.0	p
Cash dividends per ordinary share	8.28	p	6.90	p
Cash dividends per ADS (US dollars)	75.7	c	58.9	c

	Year ended 31 December
	2005		2004		2003		2002		2001
	£m		£m		£m		£m		£m
Amounts in accordance with US GAAP3:
Operating profit	506.2		327.8		294.7		187.0		210.1
Net income before the cumulative effect of change in accounting principle	251.4		126.4		86.6		51.3		66.9
Net income after the cumulative effect of change in accounting principle	251.4		126.4		86.6		25.6		66.9
Earnings per ordinary share before the cumulative effect of change in accounting principle:
Basic	20.9	p	11.1	p	7.8	p	4.6	p	6.4	p
Diluted	20.5	p	10.9	p	7.6	p	4.5	p	6.1	p
Earnings per ordinary share after the cumulative effect of change in accounting principle:
Basic	20.9	p	11.1	p	7.8	p	2.3	p	6.4	p
Diluted	20.5	p	10.9	p	7.6	p	2.3	p	6.1	p
Earnings per ADS before cumulative effect of change in accounting principle[2]:
Basic	104.5	p	55.5	p	39.0	p	23.0	p	32.0	p
Diluted	102.5	p	54.5	p	38.0	p	22.5	p	30.5	p
Earnings per ADS after the cumulative change in accounting principle[2,4]:
Basic	104.5	p	55.5	p	39.0	p	11.5	p	32.0	p
Diluted	102.5	p	54.5	p	38.0	p	11.5	p	30.5	p
Cash dividends per ordinary share	8.28	p	6.90	p	5.75	p	4.79	p	3.99	p
Cash dividends per ADS (US dollars)	75.7	c	58.9	c	44.6	c	35.0	c	29.7	c

Selected Consolidated Profit and Loss Account Data under 2004 UK GAAP2

	Year ended 31 December
	2003 Restated[5]		2002 Restated[5]		2001
	£m		£m		£m
Revenue	4,106.0		3,908.3		4,021.7
Operating profit	415.3		260.1		505.5
Profit on ordinary activities before taxation	349.9		193.0		411.0
Profit attributable to ordinary share owners	208.4		75.6		271.2
Earnings per ordinary share:
Basic	18.7	p	6.8	p	24.6	p
Diluted	18.2	p	6.7	p	23.7	p
Earnings per ADS:
Basic	93.5	p	34.0	p	123.0	p
Diluted	91.0	p	33.5	p	118.5	p
Cash dividends per ordinary share	6.48	p	5.40	p	4.50	p
Cash dividends per ADS (US dollars)	53.0	c	40.6	c	32.4	c

Selected Consolidated Balance Sheet Data under IFRS1

	As of 31 December
	2005	2004
	£m	£m
Total assets	14,389.1	10,689.2
Net assets	3,985.8	3,065.7
Capital stock	125.3	118.5
Number of shares (in millions)	1,252.9	1,185.3

	As of 31 December
	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m
Amounts in accordance with US GAAP:
Total assets	14,591.0	10,657.5	10,412.3	9,799.6	10,159.8
Net assets	4,778.3	3,565.5	3,760.1	3,811.1	4,182.5

Selected Consolidated Balance Sheet Data under 2004 UK GAAP1

	As of 31 December
	2003 Restated[4]	2002 Restated[4]	2001
	£m	£m	£m
Total assets	10,697.5	9,646.6	9,915.8
Net assets	3,815.8	3,433.7	3,640.9
Capital stock	118.7	115.7	115.0
Number of shares (in millions)	1,187.4	1,157.3	1,149.6

Notes

[1]	As permitted by the Securities and Exchange Commission, the selected financial data under IFRS is presented for two years, and the selected financial data under 2004 UK GAAP is presented for the preceding three years in a separate table for informational purposes.
[2]	Basic and diluted earnings per ADS have been calculated using the same method as earnings per share, multiplied by a factor of five.
[3]	The Group elected to adopt SFAS 123R effective in 2005 using the modified retrospective method and all presented prior periods have been adjusted accordingly.
[4]	2002 includes a £25.7 million impairment charge taken on the implementation of SFAS 142.
[5]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts). The impact on 2001 was not material and therefore restatement of 2001 was not required.

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed after consultation between the Company and The London Stock Exchange Limited (“The London Stock Exchange”).

The table below sets forth the amounts of interim, final and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”) or held in book entry form. The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling, as shown below, for each year presented.

	Pence per ordinary share			US cents per ADS
Year ended 31 December:	Interim	Final	Total	Interim	Final	Total
2001	1.44	3.06	4.50	10.40	22.00	32.40
2002	1.73	3.67	5.40	13.00	27.60	40.60
2003	2.08	4.40	6.48	17.01	35.98	52.99
2004	2.50	5.28	7.78	22.91	48.38	71.29
2005	3.00	6.34	9.34	27.28	57.66	84.94

The 2005 interim dividend was paid on 14 November 2005 to share owners on the register at 14 October 2005. The 2005 final dividend is expected to be paid on 3 July 2006 to share owners on the register at 2 June 2006. The Annual General Meeting to approve the final dividend will be on 27 June 2006 and therefore the final dividend has not been included as a liability in the Consolidated Financial Statements.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment. The annual average of the daily Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December 2005 was:

Year ended 31 December	Average
2001	1.4401
2002	1.5036
2003	1.6356
2004	1.8326
2005	1.8189

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 31 May 2006, the Bloomberg Closing Mid Point rate was 1.8726.

Month ended	High	Low
31 December 2005	1.7762	1.7167
31 January 2006	1.7886	1.7231
28 February 2006	1.7800	1.7336
31 March 2006	1.7569	1.7258
30 April 2006	1.8210	1.7394
31 May 2006	1.8914	1.8282

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company competes for clients in a highly competitive industry, which may reduce market shares and decrease profits.

The communications services industry is highly competitive and fragmented. The Company’s principal competitors are other large multinational communications services companies, as well as regional and national advertising and/or marketing services firms and new media companies. In the communications services industry, service agreements with clients are generally terminable by the client upon 90 days’ notice. As such, clients may move their accounts to another agency on relatively short notice. In many cases, a WPP agency represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas, thus enabling the client to continually compare the effectiveness of the WPP agency against other agencies’ work. Many clients do not permit an agency working for them to represent competing accounts or product lines in the same market. A lesser number of companies will not permit any of the agencies owned by a communications service company to work on competing accounts or product lines in any market. These client conflict policies can and sometimes do prevent WPP’s agencies from seeking and winning new clients and assignments. If WPP’s agencies are unable to compete effectively in the markets in which they operate, WPP’s market share and profits may decrease.

The Company receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Company’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for approximately 23% of revenues in the year ended 31 December 2005. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilise the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

The Company may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

The Company generally provides advertising and communications services to its clients in advance of its receipt of payment. The invoices for these services are typically payable within 30 to 60 days. In addition, the Company commits to media and production purchases on behalf of some of its clients. If one or more of its clients files for bankruptcy, or becomes insolvent or otherwise is unable to pay for the services the Company provides, the Company may be unable to collect balances due to it on a timely basis or at all. In addition, in that event, media and production companies may look to the Company to pay for media purchases and production work to which it committed as an agent on behalf of these clients. The damages, costs, expenses or attorneys’ fees arising from the lack of payment could have an adverse effect on the Company’s prospects, business, results of operations and financial condition. The reputation of the Company’s agencies may also be negatively affected.

The Company is dependent on its employees.

The advertising and marketing services industries are highly dependent on the talent, creative abilities and technical skills of the personnel of the service providers and the relationships their personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services for talented personnel.

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

The Company may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

The Company may be, or may be joined as, a defendant in litigation brought against its clients by third parties, its clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to the Company’s clients’ products or services are false, deceptive, misleading or offensive;

•	the Company’s clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communications or advertising materials created for the Company’s clients infringe on the proprietary rights of third parties since client-agency contracts generally provide that the agency agrees to indemnify the client against claims for infringement of intellectual property rights.

The damages, costs, expenses or attorneys’ fees arising from any of these claims could have an adverse effect on the Company’s prospects, business, results of operations and financial condition to the extent that we are not adequately insured against such risks or indemnified by the Company’s clients. In any case, the reputation of the Company’s agencies may be negatively affected by such allegations.

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

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates, since most of its revenues from countries other than the UK are denominated in currencies other than the UK pound sterling, including the US dollar. Changes in exchange rates cause fluctuations in the Company’s revenues when measured in UK pounds sterling.

The Company may have difficulty repatriating the earnings of its subsidiaries.

Any payment of dividends, distributions, loans or advances to the Company by its subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the Company’s subsidiaries operate. If the Company is unable to repatriate the earnings of its subsidiaries it could have an adverse impact on the Company’s ability to redeploy earnings in other jurisdictions where they could be used more profitably.

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

The Company may experience difficulties in integrating operations acquired from other companies. These difficulties include the diversion of management’s attention from other business concerns and the potential loss of key employees of the acquired operations. Acquisitions also frequently involve significant costs related to integrating information technology, accounting and management services, rationalising personnel levels and implementing internal controls. If the Company experiences difficulties in integrating one or more acquisitions, the Company’s business, results of operations and financial condition could be adversely affected.

Goodwill and other acquired intangible assets recorded on the Company’s balance sheet with respect to acquired companies may become impaired.

The Company has a significant amount of goodwill and other acquired intangible assets recorded on its balance sheet with respect to acquired companies. The Company annually tests the carrying value of goodwill for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. In addition, future events could cause the Company to conclude that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations.

The Company may use ordinary shares, incur indebtedness, expend cash or use any combination of ordinary shares, indebtedness and cash for all or part of the consideration to be paid in future acquisitions that would result in additional goodwill being recorded on the Company’s balance sheet.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media investment management where we operate the well-known advertising networks Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide and Bates Asia, and the newly formed Voluntarily United Group of Creative Agencies, as well as media investment management companies such as MediaCom, Mediaedge:cia, and MindShare. Our other segments are Information, insight and consultancy (where our operations are conducted through the Kantar Group), Public relations and public affairs (where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton, Ogilvy Public Relations Worldwide and GCI) and Branding & identity, Healthcare and Specialist communications (where our operations are conducted by B to D Group, Enterprise IG, Fitch, CommonHealth, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy Healthworld, 141 Worldwide and other companies).

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book entry form) representing deposited ordinary shares are quoted on the NASDAQ National Market (“NASDAQ”). At 31 May 2006 the Company had a market capitalisation of £8.2 billion.

The Company’s executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20-7408-2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

A. History and Development of the Company

WPP 2005 Limited (formerly WPP Group plc) was incorporated and registered in England and Wales in 1971 and is a public limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, Cordiant Communications Group plc (“Cordiant”) in 2003 and Grey Global Group, Inc. (“Grey”) in March 2005.

On or about October 25, 2005, the company originally named WPP Group plc and now known as WPP 2005 Limited (“Old WPP”), completed a reorganisation of its capital and corporate structure through a scheme of arrangement pursuant to Section 425 of the Companies Act of 1985 (the “Companies Act”), resulting in the formation of the Company as the new parent company of Old WPP. On October 26, 2005, the Company effected a reduction of capital, reducing the nominal value of each of its ordinary shares by 465p from 475p to 10p. This reduction of capital created distributable reserves of £5,843,422,695. Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act. On completion of the reorganisation, each shareholder of Old WPP received an ordinary share of the Company in place of every Old WPP ordinary share held prior to the reorganisation. Citibank, N.A., Depositary for the ADSs representing Old WPP ordinary shares, canceled Old WPP ADSs held in book entry form and issued ADSs representing ordinary shares of the Company to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive Company ADSs upon surrender of the Old WPP ADRs to the Depositary. Each Old WPP ADS represented five ordinary shares of Old WPP and each Company ADS represents five ordinary shares of the Company.

On 4 October 2000, the Company finalised its acquisition of Young & Rubicam. The value of the consideration, which was satisfied entirely by the issue of new WPP ordinary shares or WPP ADSs, was £3.0 billion. The consideration was calculated by reference to the opening WPP share price on 4 October 2000, which was £7.99. The merger with Young & Rubicam brought together two organisations sharing a common approach to the integration of advertising and marketing services for clients. Management believes that the companies complement one another in providing alternative operating brands in common business areas while adding the market research expertise of the Group to the Young & Rubicam businesses. The Young & Rubicam companies and other Group companies continue to share a large number of major clients, such as Ford . Within the enlarged Group client conflicts can be managed more effectively through separate operating brands so that clients can be assured of confidentiality. In addition, the merger strengthened the Group geographically, particularly in North America and Continental Europe.

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

The acquisition of Cordiant was completed on 1 August 2003. WPP issued £11.3 million in new WPP shares as consideration for Cordiant and its shareholders, entering into a scheme of arrangement under Section 425 of the Companies Act. The Group also paid £265.5 million for the debt of Cordiant. £62.1 million of the debt was repaid prior to the acquisition date. Since the acquisition, Cordiant and its subsidiaries have been assimilated into the Group’s global communications and media network, although shortly after the acquisition the Group separately sold Cordiant’s interest in Zenith Optimedia Group Limited to Publicis for £75 million. Cordiant gave the Company reinforced relationships with a number of major multinational clients, strong agencies in Europe, Bates Asia (an Asian-based entity with local and multinational clients), a number of ex-Zenith media planning and buying operations, effective healthcare and retail-rooted branding and identity operations, and a number of specialist public relations and event management capabilities.

On 7 March 2005, the Company completed the acquisition of Grey in consideration for the issue of 78 million new WPP ordinary shares and $720 million in cash. Grey has been consolidated into the results of WPP from that date. Grey brings a number of strategic assets and strong people – a planning and account handling advertising agency, a media investment management capability, a public relations capability, a healthcare capability and a direct, sales promotion, interactive and internet capability. Geographic strengths include the US and Europe (including Eastern Europe) in particular, with interesting bases in Asia Pacific, Latin America, Africa and the Middle East, which are being developed further, organically and by acquisition. From a client perspective there are also significant opportunities to build on existing common client opportunities, and explore new relationships.

The Company spent £719.9 million and £224.5 million for acquisitions and investments in 2005 and 2004, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment was £160.5 million and £89.7 million, respectively, and cash spent on share repurchases and cancellations was £152.3 million and £88.7 million, respectively.

B. Business Overview

In 2005, revenues increased by 25.0% to £5.4 billion as compared to 2004. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by 5.5%. Reported profit before interest and tax increased in 2005 by 36.0% to £686.7 million, including the effects of £46.0 million and £40.6 million of goodwill impairment charges taken on subsidiaries in 2005 and 2004, respectively. Profit before tax in 2005 was up 36.4% to £592.0 million as compared to 2004 and diluted earnings per share increased by 26.9% to 29.7p.

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

Approximately 48% of the Company’s reported revenues in 2005 were from Advertising and Media investment management, with the remaining 52% of its revenues being derived from the business segments of Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare and Specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand.

The following table shows, for the last two fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2005	% of Total in 2005	2004	% of Total in 2004
	(£m)		(£m)
Advertising and Media investment management	2,606.4	48.5	1,985.3	46.1

Information, insight and consultancy	810.4	15.1	744.8	17.3

Public relations and public affairs	534.4	9.9	445.2	10.4

Branding and identity, Healthcare and Specialist communications	1,422.5	26.5	1,124.2	26.2

TOTAL	5,373.7	100.0	4,299.5	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last two fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2005	% of Total in 2005	2004	% of Total in 2004
	(£m)		(£m)
North America	2,106.9	39.2	1,651.9	38.5

United Kingdom	808.1	15.0	728.5	16.9

Continental Europe	1,410.3	26.3	1,134.8	26.4

Asia Pacific, Latin America, Africa and Middle East	1,048.4	19.5	784.3	18.2

TOTAL	5,373.7	100.0	4,299.5	100.0

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

The Company’s advertising agencies include Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, the Voluntarily United Group of Creative Agencies and Bates Asia. The Company also owns interests in Asatsu-DK (20.9%); GIIR, Inc (28.2%); Singleton, Ogilvy & Mather in Australia (33.3%) and DYR Tokyo (49.0%).

Ogilvy & Mather Worldwide. Ogilvy & Mather is a full-service multinational advertising agency. Ogilvy & Mather was formed in 1948 and is headquartered in New York. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship®, a business platform that enables Ogilvy & Mather to integrate its growing range of disciplines which now include 141, Ogilvy’s brand activation company, Ogilvy PR and Ogilvy Healthworld. Ogilvy has also brought digital and direct media back into their operations in 2005 as Neo@Ogilvy.

JWT. JWT, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency headquartered in New York. JWT’s relationships with a number of its major clients have been in existence for many years, exhibiting, management believes, an ability to adapt to meet the clients’ and market’s new demands.

Y&R. Y&R, a full-service multinational advertising agency network headquartered in New York, was formed in 1923 and is now part of a collaborative, multidisciplinary model under Young & Rubicam Brands. Y&R’s clients also benefit from Y&R’s continued investments in its proprietary brand management tool, BrandAsset ® Valuator.

Grey Worldwide. Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey has offices in approximately 90 countries and was acquired by WPP in March 2005.

The Voluntarily United Group of Creative Agencies. In the fall of 2005, WPP’s Red Cell network was split in two parts, with nine of the former Red Cell offices forming the Voluntarily United Group of

Creative Agencies. The group now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber United, Seattle; WM United, Buenos Aires; United London; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

Bates Asia. Bates is an Asia-focused advertising network. In 2005, Bates Asia launched a network-wide initiative to improve the creative product and recognition of the Bates brand. In addition, 141 Worldwide, a marketing services division of Bates Asia, received strong support from Ogilvy to redefine and re-launch a new focused positioning and consistent offering across Asia.

Media investment management

GroupM is WPP’s consolidated media investment management operation, serving as the parent company to agencies including MediaCom, Mediaedge:cia and MindShare. As such, GroupM has capabilities in business science, consumer insight, communications and media planning, implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as their parent company, but as collaborator on performance-enhancing activities, such as trading, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s scale and talent resources.

Mediacom. Mediacom was transitioned into GroupM following the Grey acquisition in March 2005, and, as a part of the WPP family was able for the first time in its history to work together with sister media agencies, beginning to develop synergies in a number of relevant professional areas.

Mediaedge:cia. Mediaedge:cia was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. In addition to its media planning and implementation capability, Mediaedge:cia has established and is growing its operations in interaction (digital, direct & search), entertainment marketing, sports, sponsorship and event marketing, cause-related marketing, content development, ROI and consumer insights, and is now developing a retail marketing practice.

MindShare. MindShare was originally formed from the merger of the media departments of JWT and Ogilvy & Mather. MindShare has recently made significant investments in developing strategic resources, especially in the areas of communications planning, content, insights, digital and return on investment (ROI), with its ambition moving from being marketing partners for their clients to being their business partners.

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

IMRB International. IMRB is a leading market research business in India.

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

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company’s largest businesses in this area are Burson-Marsteller, Hill & Knowlton, Ogilvy Public Relations Worldwide, Cohn & Wolfe and GCI Group.

Burson-Marsteller. Burson, founded in 1953 and part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. In 2005, Mark Penn, founding partner of WPP agency Penn, Schoen & Berland (PSB), was named Burson’s new CEO. PSB is now a Burson agency.

Hill & Knowlton. H&K, founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services including corporate and financial public relations, marketing communications, internal communication, change management, crisis communications and public affairs counseling. The Hill & Knowlton network also includes the businesses of Blanc & Otus, H&K’s stand-alone technology company, and Wexler & Walker Public Policy Associates.

Ogilvy Public Relations Worldwide. OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide. In 2005, OPR acquired iPR, a Hong Kong financial communications firm, and The Federalist Group, a Washington DC-based public affairs firm that specialises in government relations.

Cohn & Wolfe. C&W, a Young & Rubicam Brands company, is an international public relations agency established in 1970. It offers marketing-related public relations for its clients and provides its clients with business results and marketing communications solutions.

GCI Group. GCI Group, Grey’s global public relations firm and part of Grey Global Group has expertise in five practices: healthcare, corporate, consumer marketing, technology and media relations. Since it’s acquisition in March 2005, GCI expanded its consumer and technology practices, as well as its global reach, by consolidating its service offering with Cohn & Wolfe.

Others. The Group includes a number of other companies specialising in public relations and public affairs, including BKSH, Buchanan Communications, Clarion Communications, Finsbury, Quinn Gillespie, Robinson Lerer & Montgomery (a Young & Rubicam Brands company), Timmons and Company and Chime Communications (21.8%).

Branding and identity, Healthcare and Specialist communications

The Company’s activities in this business area include branding and identity; healthcare communications; direct, promotional and interactive marketing; and other specialist communications services including custom media, demographic and sector marketing, sports marketing, and media and film production services.

Branding and identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands Company), Enterprise IG, VBAT, Addison Corporate Marketing, Lambie-Nairn, The Partners (a Young & Rubicam Brands Company) and Walker Group. The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

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

Healthcare and communications

The Company has extensive expertise in healthcare communications, including CommonHealth, Sudler & Hennessey (a Young & Rubicam Brands Company), Ogilvy Healthworld (part of the Ogilvy & Mather Worldwide network) and Grey Healthcare Group (part of Grey Global Group).

Specialist communications

Direct, promotional and interactive marketing

The Company has a number of operating businesses in this category, including:

•	A. Eicoff & Co specialises in targeted cable and broadcast television advertising.

•	Bridge Worldwide, acquired in 2005, brings strong capabilities in the interactive and relationship marketing space.

•	Einson Freeman is a US-based brand promotion integrated marketing agency.

•	EWA specialises in data and relationship management services.

•	G2, part of Grey Global Group, unifies all of the specialised marketing communications services grouped under Grey Synchronized Partners. The companies within this global business unit will be rebranded: G2 Branding & Design (formerly G2); G2 Interactive (formerly Grey Interactive); G2 Direct & Digital (formerly Grey Direct) and G2 Promotional Marketing (formerly J. Brown Agency) and comprise a global network across 42 countries.

•	Headcount Worldwide Field Marketing offers field marketing and brand development services, supported by strong customer relationship skills.

•	KnowledgeBase Marketing, a Young & Rubicam Brands company, is a single source provider of integrated information-based marketing solutions to businesses in targeted high-growth industries. KBM delivers its integrated business solutions services by creating consolidated databases, and then designing, implementing and evaluating database marketing programs for clients. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	Mando Brand Assurance is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•	OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	RMG Connect is a global operation which consolidates all of JWT’s customer relationship marketing offerings.

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, specialises in full service integrated on-line and traditional advertising.

•	Wunderman, part of Young & Rubicam Brands, is an integrated marketing solutions company that delivers customer relationship management services to its clients. Wunderman combines strategic consulting, data-driven and creative marketing services, the Internet, and the latest information technologies to drive and measure business results for its clients.

•	141 Worldwide, part of the Ogilvy & Mather Worldwide network, is a global marketing services network whose offers include direct marketing, customer relationship management, promotional marketing, interactive solutions, sports and entertainment marketing, field marketing, public relations and media broadcast public relations.

•	Warwicks is a design and publishing company, specialising in the design and production of sales, promotion, public relations and service literature for a diverse range of companies.

Custom media

•	Forward is a custom media business which specialises in direct customer communications programmes.

•	Spafax specialises in the aviation sector. In early 2006, WPP acquired DMX Inflight, strengthening Spafax’s integrated in flight entertainment offering and giving them greater presence in the US market.

Demographic and sector marketing

Branding and identity

•	BDG McColl, Edinburgh–based architects and interior designers, specialise in the design of commercial buildings and interiors.

•	BDGworkfutures is an international design consultancy focusing on strategy and design for working environments, working with corporate clients and within the Government sector.

Corporate/B2B

•	Ogilvy Primary Contact is a leading UK-based provider of business-to-business, financial and corporate advertising.

Demographic marketing

•	The Bravo Group, Kang & Lee, WINGLATINO and MosaicaMD (formed with the 2005 merger of Mendoza Dillon and Mosaica) create multi-cultural marketing and communications programs targeted to the fast-growing US Hispanic and Asian communities. Their multi-disciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The Bravo Group and Kang & Lee are part of Young & Rubicam Brands. WINGLATINO is part of Grey Global Group.

Event/face-to-face marketing

•	MJM is a full-service communications company for live events, meetings, exhibits, trade shows, brand theater and training, serving clients around the world.

Foodservice marketing

•	The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions.

Youth marketing

•	The Geppetto Group assists clients in communicating their products and services to the youth market (children and teens) and implementing creative branding solutions.

Real estate marketing

•	Pace is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

Technology marketing

•	Banner Corporation is a European marketing communications firm specialising in the technology sector. Banner is part of Young & Rubicam Brands.

Sports marketing

•	Global Sportnet is a German-based sports marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European soccer matches and the sponsorship consultancy of blue-chip clients across various sports. They also launched the Performance joint venture with MindShare to create a dedicated sports and entertainment sponsorship consultancy.

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

•	PSM is a London-based sports and entertainment marketing consultancy.

Media & production services

•	Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

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

WPP Group plc

WPP, the parent company, develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. The principal activity of the Group is the provision of communications services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways:

•	First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally.

•	Secondly, the parent company encourages and enables operating companies of different disciplines to work together, both for the benefit of clients and for the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; and in procurement, information technology and knowledge sharing.

•	And, finally, WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

The parent company operates with a limited group of approximately 250 people at the centre in London, New York, Hong Kong and Sao Paolo.

WPP Strategy

The Group has three strategic priorities:

•	First in the short term, having weathered the internet bust successfully, to build on the solid base we have established;

•	Second, in the medium term, to build upon the successful base we have established with the acquisition of Young & Rubicam Brands and Grey. At Grey, the new management structure is now in place and whatever integration targeted, now completed. At Young & Rubicam Brands, our plans are also largely completed, the one remaining task being to complete the management structure at the Y&R advertising agency, where momentum has picked up recently;

•	Third, in the long term or over the next five to ten years, to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 20% to one-third; to increase the share of revenues of marketing services from around 52% to two-thirds; and to increase the share of more measurable marketing services – such as Information, insight & consultancy, and direct, interactive and internet – from around one-third of our revenues to 50%.

Clients

Through the Group’s companies and associates, WPP offers a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients. The Company serves over 390 clients in three or more disciplines. More than 270 clients in four disciplines; these clients account for around 60% of Group revenues. The Group also works with nearly 220 clients in six or more countries. All together, the Company now serves more than 300 of the Fortune Global 500, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. The Company’s ten largest clients in 2005, measured by revenues, were Altria, American Express, BAT, Ford, GlaxoSmithKline, IBM, Microsoft, Proctor & Gamble, Pfizer and Unilever. Together, these clients accounted for approximately 23% of the Company’s revenues in 2005. No client of the Company represented more than 6% of the Company’s aggregate revenues in 2005. The Group companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions

Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £416.3 million in 2005. In addition to the Grey acquisition, WPP or its operating companies acquired, made an investment in or increased its existing equity stake in a number of companies in 2005, identified below:

Name	Country
Advertising and Media investment management
Kinetic Worldwide	UK
Tarantula	UK
Direct.com	USA
Gallagher Group	USA
Malone Advertising	USA
Studiocom.com	USA
The Weinstein Company	USA
Santo Buenos Aires	Argentina
Tsubcero[1]	Argentina
The Communications Group[1]	Australia
Young & Rubicam Group[1]	Australia
G2 Chile[1]	Chile
Halbye Kaag JWT[1]	Denmark
J Walter Thompson Finland[1]	Finland
Dentsu, Young & Rubicam[1]	Hong Kong
Insight Brand Consulting	Hong Kong
Newsun Communication	Hong Kong
Bandero Barone Scarpelli[1]	Italy
FullSix[1]	Italy

Ad Venture Worldwide[1]	Korea
O&M Comunicacion[1]	Mexico
Grey Communications Group BV1	Netherlands
LDV Red Cell BV1	Netherlands
Young & Rubicam Holdings[1]	New Zealand
Dentsu, Young & Rubicam-Alcantra[1]	Philippines
Propaganda	Russia
Video International Group	Russia
Essence Communications[1]	Singapore
Young & Rubicam RSA Holdings[1]	South Africa
BAT Media	Spain
Focus Media[1]	Spain
Mets Global Media[1]	Spain
Senora Rushmore	Spain
Despatch	Uruguay

Information, insight and consultancy
Retail Marketing Services	UK
ASI/Kantar Research	USA
DynamicLogic	USA
eRewards[1]	USA
m.Metrics	USA
Oracle Market Research	China
RI China[1]	China
Media Research, Inc.	Korea
Colmar & Brunton[1]	New Zealand
Pentor Communications	Poland
Spring Brands	Singapore

Public relations and public affairs
Chime Communications[1]	UK
Federalist Group	USA
Hill and Knowlton Argentina[1]	Argentina
Impact Employee Communications	Australia
Gulf Hill & Knowlton[1]	Bahrain
IPR Asia Holdings	China
ABC Public Relations	Denmark

Branding & Identity, Healthcare and Specialist communications
Current Medical Directions	USA
Fortelligent	USA
K&L Field Marketing	USA
Syzygy	Germany

Notes

[1]	Increased stake

In the first quarter of 2006, the Group made acquisitions or increased equity interests, none of which are material individually or in the aggregate, in advertising and media investment management in the United Kingdom, United States, Israel, Brazil, South Africa, China, Singapore and Germany; in public relations and public affairs in India; and in direct, internet and interactive in the United States.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications (including direct, promotion and relationship marketing). A listing of the Group brands operating within these business segments as at May 2006 is set forth below.

Advertising	Media investment management
ADK[1]	Group M:
Bates Asia	MAXUS
BrandBuzz[4]	MediaCom
Dentsu Y&R1, 2, 4	Mediaedge:cia
Diamond Oglivy	MindShare
Grey Worldwide[7]	Outrider[5]
LG Ad1
JWT	Other media agencies
Marsteller Advertising[4]	Kinetic Worldwide[2]
Ogilvy & Mather Worldwide	KR Media[3]
Red Cell
Soho Square
The Voluntarily United Group of Creative Agencies
Y&R4

Information, insight & consultancy	Public relations & public affairs
The Kantar Group:	BKSH[4]
Added Value	Blanc & Otus
BPRI	Buchanan Communications
Cannondale Associates	Burson-Marsteller[4]
Center Partners	Chime Communications PLC[1]
Everystone	Clarion Communications
Focalyst[2]	Cohn & Wolfe[4]
Fusion 5	Finsbury
Glendinning	GCI Group[7]
Henley Centre HeadlightVision	Hill & Knowlton
IMRB International	Ogilvy Public Relations Worldwide
KMR Group	Penn, Schoen & Berland[4]
–AGBNielsen Media Research[2]	Quinn Gillespie
–BMRB International	Robinson Lerer & Montgomery[4]
–IBOPE Media Information[1]	Timmons and Company
–Marktest[1]	Wexler & Walker Public Policy Associates
–Mediafax
Lightspeed Research
MVI
Mattson Jack Group
Millward Brown
Research International
RMS Instore
Ziment Group

Other marketing consultancies:
ohal

Branding & identity	Direct, digital, promotion & relationship marketing	Specialist communications
Addison Corporate Marketing[6] BDGMcColl BDGworkfutures Coley Porter Bell Dovetail Enterprise IG6 Fitch Lambie-Nairn[6] Landor Associates[4,6] The Partners[4,6] VBAT[6] Walker Group[6] Warwicks

A. Eicoff & Co

Bridge Worldwide

Brierley & Partners[1]

Dialogue Marketing

Digit

Einson Freeman

EWA

FullSIX[3]

Good Technology[4,5]

Grass Roots[1]

G2[7]

    -G2 Branding & Design

    -G2 Interactive

    -G2 Direct & Digital

    -G2 Promotional Marketing

Headcount Worldwide Field Marketing

High Co1

KnowledgeBase Marketing[4]

Mando Brand Assurance

Maxx Marketing

OgilvyOne Worldwide

RMG Connect

RTC Relationship Marketing[4]

syzygy[1]

VML[4]

Wunderman[4]

141 Worldwide

Corporate/B2B

Brouillard

Ogilvy Primary Contact

Custom media

Forward

Spafax

Demographic marketing

The Bravo Group[4]

Kang & Lee[4]

MosaicaMD

UniWorld[1]

WINGLATINO[7]

Employer branding/recruitment

JWT Specialized Communications

Event/face-to-face marketing

MJM

PCI Fitch

The Event Union

    -MJM

    -Pro Deo

    -facts + fiction

Foodservice marketing

The Food Group

Sports marketing

Global Sportnet

Performance SportEnt

PSM

PRISM Group

Entertainment marketing

Alliance[7]

Youth marketing

The Geppetto Group

G Whiz[6]

Real estate marketing

Pace

Technology marketing

Banner Corporation[4]

Media and production services

Clockwork Capital[1]

The Farm Group

MEDIAPRO Group[1]

Metro Group

Healthcare communications
CommonHealth
Feinstein Kean Healthcare
Grey Healthcare Group[7]
Ogilvy Healthworld
Sudler & Hennessey[4]

WPP knowledge communities
The Channel
The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Minority investment
[4]	A Young & Rubicam Brands Company
[5]	A Mediaedge:cia company
[6]	A member of B to D Group
[7]	A Grey Global Group Company

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned in the United States (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York, New York) and in Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), and manufacturing facilities are owned in the United Kingdom. Principal leased properties include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather, 141, OPR	634,300
466 Lexington Avenue, New York, NY	JWT	456,100
777 Third Avenue, New York, NY	Grey Global Group	438,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	233,400
498 Seventh Avenue, New York, NY	MindShare	204,200
500 Woodward Avenue, Detroit, MI	JWT, MindShare	183,300
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather	150,500
114 Fifth Avenue, New York, NY	Grey Global Group	132,800
825 Seventh Avenue, New York, NY	Mediaedge:cia	129,600
303 Second Street, San Francisco, CA	Y&R Advertising, Wunderman, Hill & Knowlton, Blanc & Otus, Mindshare, Mediaedge:cia, Burson Marsteller, Grey Global Group, Bravo, Fitch, JWT	128,100
350 North Orleans, Chicago, IL	Ogilvy & Mather, 141, MindShare, OPR	126,600
233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Mediaedge:cia, Landor	122,100
989 Changle Road, Shanghai, China	Ogilvy, JWT, Group M, Hill & Knowlton	120,900
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International	111,700
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	104,200
58 Jinbao Street, Beijing, China	Ogilvy, Group M	101,300
27-8 Chamwon-dong Seocho-ku, Seoul, South Korea	Diamond Ad Ltd.	100,300
Greater London House, London, UK	Y&R Advertising, Wunderman	91,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of 31 December 2005, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £249.8 million.

The task of improving property utilisation continues to be a priority for the Group, with a portfolio of approximately 18 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. There should be further opportunities to improve utilisation in the future, as we integrate 3.2 million square feet of property within Grey into the portfolio.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2005, under non-cancelable operating leases of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

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

In 2005, 48% of the Company’s consolidated revenues were derived from Advertising and media investment management, with the remaining 52% of its revenues being derived from the marketing services segments.

The Group has established the following financial and strategic objectives:

•	To continue to raise operating margins (based on profit before interest, taxation, goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs) to the levels of the best performing competition. This performance measure is used by management to assess the performance of the business. Our operating margin measured on this basis increased a full margin point to a record 14.0% in 2005 from 13.0% in 2004, ahead of the revised target set in August 2005 of 13.7%. The adoption of IFRS reduced our operating margin by 1.0 margin point. Therefore our previously stated long term goal of 20% under UK GAAP is 19% under IFRS. Achieving this is tough, but not out of the question.

•	To continue to increase flexibility in the cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. Peak flexibility historically was in 2000, at 6.6% of revenues in variable staff costs. Now at 7.6% in 2005 and 7.8% in 2004, the Group has seen new peaks in flexibility.

•	To improve total share owner return by maximising the return on investment on the Company’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

•	To continue to enhance the contribution of the parent company, beyond that of a financial holding company, to add value both to its clients and its people.

•	To place greater emphasis on revenue growth through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

•	To improve further the quality of our creative output by increasing training and development programs, by recruiting external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s 2005 consolidated financial statements have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which were adopted with effect from 1 January 2004, with the exception of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’. Due to continued amendments to IAS 39 the Group decided not to implement this standard for statutory reporting from 1 January 2004, and, consequently, took advantage of the option in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ to implement IAS 39, together with IAS 32, from 1 January 2005 without restating its 2004 income statement and balance sheet. The consolidated financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union. IFRS differ in certain significant respects from US GAAP. See pages F-41 to F-61 of the Consolidated Financial Statements, which contain a discussion and reconciliation of the principal differences between IFRS and US GAAP relevant to the Company.

The Group’s financial performance in the year more than mirrored the continuing steady strength in economic conditions across the globe, with even the weakest region, Western Continental Europe, picking up in the second half.

2005, expected to be the softest year of the quadrennial 2005-2008 cycle, was surprisingly strong. With no special political or sporting events to speak of, 2005 reflected the steady growth seen throughout the world, with three geographical speeds – fastest in Asia Pacific, Latin America, Africa, the Middle East and Eastern Europe; a steady speed in the US; and slower speed in Western Europe.

2005 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in unprecedented levels of new business activity, which have continued into 2006.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP’s marketing services activities represented over 50% of Group revenue. In 2004 these activities represented almost 54% of Group revenue. In 2005 they represented 52%, as media investment management was again the fastest-growing part of our business, following major success in winning media planning and buying consolidations, and the first-time inclusion of Grey Worldwide and MediaCom. In addition, in 2005, our narrowly defined internet-related revenue was almost $500 million or over 5% of our worldwide reported revenue. This is in line with 4-5% for online media’s share of total advertising spend in the US and approximately 4% share worldwide. The new media continue to build their share of client spending.

Segment performance

As discussed earlier, management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment both in reported and constant currency.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)
	2005	2004	2005	2004
North America	+27.5	-1.6	+25.9	+9.7

United Kingdom	+10.9	+9.6	+10.9	+9.6

Continental Europe	+24.3	+5.1	+23.0	+7.6

Asia Pacific, Latin America, Africa & Middle East	+33.7	+14.8	+27.4	+23.7
Total Group	+25.0	+4.7	+22.9	+11.4

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)
	2005	2004	2005	2004
Advertising & Media investment management	+31.2	+3.9	+28.6	+10.8

Information, insight & consultancy	+8.8	+5.9	+7.3	+11.5

Public relations & public affairs	+20.0	-1.3	+18.7	+6.5

Branding & identity, Healthcare & Specialist communications	+26.5	+8.1	+24.7	+14.6

Total Group	+25.0	+4.7	+22.9	+11.4

Performance of the Group’s businesses is reviewed by management based on profit before interest, taxation, goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs. A table showing these amounts by segment for each of the two years ended 31 December 2005 is presented in note 2 to the Consolidated Financial Statements. Related performance margins by region and business segment are shown below.

	2005	2004
North America	16.6%	15.2%

United Kingdom	10.5%	10.4%

Continental Europe	12.5%	11.3%

Asia Pacific, Latin America, Africa & Middle East	13.7%	13.4%

Advertising & Media investment management	15.5%	14.9%

Information, insight & consultancy	10.3%	8.9%

Public relations & public affairs	14.1%	13.1%

Branding and identity, Healthcare & Specialist communications	13.6%	12.5%

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

The Group’s total like-for-like growth was 5.5%. Advertising and media investment management like-for-like growth was over 4%. Information, insight and consultancy like-for-like revenues were up over 6%. Public relations and public affairs continued its recovery with like-for-like revenue growth well over 7%. In Branding and identity, Healthcare and Specialist communications like-for-like revenues rose by over 6%, with the Group’s healthcare and direct, internet and interactive businesses showing particularly strong revenue growth.

Geographically, all regions showed double-digit revenue growth in 2005 on a constant currency basis. The US continues to grow, with like-for-like growth of almost 6%, up slightly on the first half. Latin America remains the fastest-growing region, as it was in 2004. Asia Pacific remains strong across the region, with China and India leading the way, with like-for-like growth rates of 23% and almost 15% respectively, an acceleration of the growth seen in the first half. Western Continental Europe, although relatively more difficult, improved slightly in the second half. The UK was softer in the latter part of the year, reflecting weakness in the economy. As seen in the first half, rates of growth in Europe continue to be two-paced, with Western Continental Europe remaining softer and Central and Eastern Europe, Russia and the CIS countries, in particular, more buoyant.

2005 compared with 2004

Revenues—Reported revenues were up 25% in 2005 to £5,373.7 million from £4,299.5 million in 2004. On a constant currency basis, revenue was up almost 23%, with all regions showing revenue growth, as detailed in the table above. The post-acquisition contribution of Grey to the Group’s 2005 revenue was £695.0 million, and the contribution of other acquisitions completed during the year in the aggregate was £62.4 million. The contribution of aggregate acquisitions completed in 2004 to revenue in that year was £63.6 million. On a like-for-like basis revenues were up 5.5%, up 6% in the first half of 2005 and 5% in the second half. Sequential quarters in 2005 were up 5.7%, 6.2%, 4.8% and 5.2%.

Operating costs—Reported operating costs including direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs) rose in 2005 by over 23%, and by over 21% in constant currency (over 4% on a like-for-like basis) from the previous year.

Staff costs excluding incentives in 2005 were up over 26%. Charges for incentive payments (including the cost of share-based compensation) totaled £227.6 million in 2005 (£189.5 million in 2004), an increase of over 20%, which represents more than 24% (compared with 26.3% in 2004) of operating profit before bonuses, taxes and income from associates. Before incentive payments, operating margins increased 0.9 margin points in 2005 to 18.3% from 17.4% in 2004. The reported staff cost to gross margin ratio remained flat in 2005 at 62.1%.

Part of the Group’s strategy is to continue to increase variable staff costs (freelance, consultants and incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. There was a slight deterioration in variable staff costs as a proportion of total staff costs in 2005. This ratio decreased to 12.8% in 2005 (including 1.0 percentage points attributable to share-based compensation) from 13.2% in 2004 and variable staff costs as a proportion of revenues decreased to 7.6% from a peak of 7.8% in 2004.

Establishment costs fell as a proportion of revenues from 7.6% in 2004 to 7.2% in 2005, driven by better property utilisation and higher revenues.

Impairment charges of £46.0 million and £40.6 million were recorded in the years ended 31 December 2005 and 2004, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. In addition, goodwill write-downs in relation to the utilisation of pre-acquisition tax losses of £1.1 million and £12.6 million were taken in 2005 and 2004, respectively. These write-downs were due to the better than expected performance of certain acquisitions in the year, which enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

Operating profit—Reported operating profit was up over 37% to £652.8 million in 2005 from £475.5 million in 2004. Reported operating margins increased from 11.1% to 12.1%. Reported operating income, including income from associates, was £686.7 million in 2005, up 36% from £505.0 million in 2004. Reported operating margins, including income from associates, were 12.8% and 11.7% in 2005 and 2004, respectively. Margins were negatively impacted by 1.3% in 2005 and 1.2% in 2004 due to goodwill impairment and amortisation of acquired intangibles taken on subsidiaries in each year. In addition, margins were positively impacted by 0.1% in 2005, and negatively impacted by 0.1% in 2004 by the net impact of investment write-downs partially offset by profits on disposal of equity investments. Therefore, operating margins, including income from associates, increased to 14.0% in 2005 from 13.0% in 2004 before goodwill impairment, acquired intangibles amortisation and investment gains and write-downs. For 2005, the post-acquisition contribution of Grey to the Group’s 2005 operating profit was £68.6 million, and the contribution of other acquisitions completed during the year was £6.0 million in the aggregate. For 2004, acquisitions completed during the year contributed operating income in that year of £12.9 million in the aggregate.

The Group has released £10.1 million in 2005 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2004. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. In 2004, £14.0 million of excess provisions were released in respect of acquisitions completed prior to 2003.

Finance income/costs—Finance income (including expected return on pension scheme assets recorded under IAS 19 ‘Employee Benefits’ of £24.2 million in 2005 and £21.3 million in 2004) increased to £87.6 million in 2005 from £77.7 million in 2004. Finance costs (including interest on pension scheme liabilities recorded under IAS 19 of £32.0 million in 2005 and £30.8 million in 2004) increased to £182.3 million in 2005 from £148.3 million in 2004, largely reflecting additional charges under IFRS of £22.7 million relating to the change in accounting for the Group’s convertible bonds (£13.8 million), and the revaluation of financial instruments (£8.9 million) following the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005. There are no similar charges in 2004 since prior year comparatives have not been restated, as permitted by IFRS 1. The remaining increase reflects higher interest rates, offset by the impact of improved liquidity as a result of a reduction in working capital. As a result of the above, net interest payable and similar charges was £94.7 million in 2005, up from £70.6 million in 2004, an increase of £24.1 million.

Taxes—The Company’s tax rate on reported profits in 2005 was 32.8% compared to 31.1% in 2004. This increase reflects the continuing positive impact of the Group’s tax planning initiatives, more than offset by the impact of Grey, which had a tax rate on acquisition in excess of 45%.

Net income—Net income attributable to equity holders of the parent was £363.9 million in 2005 against £273.0 million in 2004. The increase was driven by improved operations and the contribution of Grey and other acquisitions completed during the year, partially offset by charges arising from the adoption of IAS 32 and IAS 39.

Results of Operations Under US GAAP

The Company’s Consolidated Financial Statements included elsewhere herein have been prepared in accordance with IFRS, which differ in certain significant respects from US GAAP.

For the year ended 31 December 2005, net income under US GAAP was £251.4 million compared with net income of £126.4 million in 2004. See pages F-42 to F-61 of the Consolidated Financial Statements for a discussion and reconciliation of the principal differences between US GAAP and IFRS that affect the Group’s financial statements. The resulting aggregate impact of US GAAP adjustments was to reduce net income by £112.5 million and £146.6 million in 2005 and 2004, respectively.

The impact of US GAAP adjustments on net income decreased in 2005 by £34.1 million as compared to 2004. This variance is driven principally by a £16.6 million decrease in contingent consideration deemed as compensation and the implementation of IAS 32 and IAS 39 under IFRS as of 1 January 2005, which gave rise to (i) the elimination of the adjustment for incremental expense recorded in respect of derecognition of liabilities (£16.1 million in 2004) and (ii) the reversal of £12.7 million of finance costs related to the classification of convertible debt under IFRS into both liability and equity elements, which is accounted for entirely as a liability under US GAAP, partially offset by an increase in the adjustment to record incremental pension expense under US GAAP of £6.4 million.

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facility. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash see the “Consolidated Cash Flow Statements” included as part of the Company’s Consolidated Financial Statements in Item 18 of this Report.

The Company spent £719.9 million and £224.5 million for acquisitions and investments in 2005 and 2004, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £171.3 million and £95.6 million, respectively, and cash spent on share repurchases and cancellations was £152.3 million and £88.7 million, respectively.

As we expect that necessary capital expenditure will remain equal to or less than the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs. In 2005, 25.4 million ordinary shares (of which 21.3 million were cancelled), or 2% of our share capital, were repurchased at a total cost of £152 million and average price of £5.99 per share.

The Company has decided to increase the final dividend by 20% to 6.34p per share, taking the full year dividend to 9.34p per share for 2005. In addition, as the return on capital criteria for investing in cash acquisitions have been raised, particularly in the United States, the Company will continue to commit to repurchasing up to 2% of its share base in the open market at an approximate cost of £150 million, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s turnover, or billings. Billings comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. In 2005, billings were £26.674 billion, or 5.0 times the revenue of the Group. The inflows and outflows associated with the media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

USA bonds—During 2005, the Group repaid $200 million of 6.625% bonds due 2005. The Group has in issue $100 million of 6.875% bonds due 2008 and $650 million of 5.875% bonds due 2014.

Grey debt—In March 2005, subsequent to its acquisition by the Group, Grey Global Group Inc repaid $75 million of 7.41% Senior Notes due 2009 and $50 million of 8.17% Senior Notes due 2007 together with accrued interest of $4 million and make-whole payments of $10.85 million.

Eurobond—At 31 December 2005, the Group has in issue €650 million of 6.0% bonds due 2008. During 2004, the Group had repaid €350 million of 5.125% bonds.

Revolving credit facilities—During 2005, the Group replaced its existing $750 million Revolving Credit Facility with a new $1.6 billion seven-year Revolving Credit Facility due August 2012. The Group’s syndicated borrowings drawn down, in US dollars and pounds sterling, averaged $405.3 million at an average interest rate of 4.11% inclusive of margin. The Group had available undrawn and committed facilities of £931 million at 31 December 2005 (2004: £391 million)

Borrowings under the Revolving Credit Facility and certain other debt instruments are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. The Group is currently in compliance with both covenants.

Interest on the Company’s borrowings, other than the bonds, is payable at a margin of between 0.125% and 0.275% over relevant London Interbank Offered Rate (“LIBOR”).

Convertible bonds— In October 2000, with the purchase of Young & Rubicam Inc, the Group acquired $287.5 million of 3% convertible bonds which were redeemed on their due date, 15 January 2005.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible at any time into 41,860,465 WPP ordinary shares at an initial price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above. The effective interest rate on the liability component is 7.2%.

In March 2005, with the purchase of Grey Global Group Inc, the Group acquired $150 million of 5% convertible debentures due 2033. Each debenture holder has the right to require Grey and WPP (as co-obligor) to repurchase as of each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest. WPP has the unrestricted right to call the bond at par from 2013. Each $1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and $499.31 of cash and is convertible at the option of the holder at any time. The effective interest rate on the liability component is 4.5%.

Working capital facilities—The Group had a working capital facility in which certain trade receivables were assigned as security against the advance of cash. For further details on working capital facilities refer to Item 5E below.

We believe that cash provided by operations and funds available under our credit facility will be sufficient to meet the Group’s anticipated cash requirements based upon our current forecast funding requirement and our ability to access capital and bank markets to refinance maturing debt.

Following approval by share owners at an Extraordinary General Meeting on 26 September 2005, and after obtaining Court approval, the Group’s corporate structure was changed in October 2005. This primarily involved the introduction of a new parent undertaking in the UK. This reorganisation resulted in the creation of more than £5 billion of additional distributable reserves, which the Board considers necessary to cater for likely requirements for dividends and share repurchases in the medium to long term.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The world economy continued to grow in 2005, after the recovery in 2003 and 2004, driven by activity in the United States, Asia Pacific, Latin America, the Middle East, Russia and the CIS countries. As a result, the Company has performed at record levels. While like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less.

Following this productivity improvement, the Group’s margins at both the pre-and post- incentive levels have improved significantly. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at record levels. This will improve operational gearing and flexibility in 2006 and beyond.

The Company’s budgets for 2006 have been prepared by management on a prudent basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 4%, with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than advertising and media investment management.

The Group’s revenues for the first three months of 2006 were £1,375.8 million, increasing by over 23% over the first quarter of 2005. Constant currency revenues were up 18%. The impact of currency in the first quarter of 2006 accounted for just over 5% of the Group’s revenue growth. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up almost 5%. Net debt at 31 March 2006 was £1,216 million, compared to £1,261 million at 31 March 2005 (at constant exchange rates). Average net debt in the first quarter of 2006 was £1,043 million compared to £828 million in the corresponding period in 2005, at 2006 exchange rates. In the 12 months to 31 March 2006, the Group’s free cash flow was £745 million. Over the same period, the Group’s expenditure on capital, acquisitions, share repurchases and dividends was £783 million.

E. Off-Balance Sheet Arrangements

The Group had a working capital facility in which certain trade receivables were assigned as security against the advance of cash. This security was represented by the assignment of a pool of trade receivables to a bankruptcy-remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against this pool took into account the risks that may have been attached to the individual receivables and the expected collection period. The facility was repaid and cancelled on 31 August 2005.

On termination of the working capital facilities, the Group was not obliged to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse from the Group is not available.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2005, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2006	2007	2008	2009	2010	Beyond 2010
Contractual obligations:
Long-term debt[1]

Eurobond	463.6	—	—	463.6	—	—	—

Sterling convertible bond	446.2	—	446.2	—	—	—	—

USA bonds	464.3	—	—	58.2	—	—	406.1

Grey convertible bond	87.3	—	—	—	—	—	87.3

Other	22.2	22.2	—	—	—	—	—

Subtotal	1,483.6	22.2	446.2	521.8	—	—	493.4

Interest payable	377.4	82.9	51.3	36.3	22.4	22.4	162.1

Operating leases	1,239.8	231.8	202.2	176.4	156.5	112.9	360.0

Capital commitments	36.9	36.9	—	—	—	—	—

Investment commitments	7.5	5.6	—	1.9	—	—	—

Estimated obligations under acquisition earnouts	220.0	81.3	71.9	14.7	20.3	31.8	—

Total	3,365.2	460.7	771.6	751.1	199.2	167.1	1,015.5

Notes

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2005 of £435.6 million.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. Our advisors indicate that further average cash contributions of approximately £11-£12 million per annum would be necessary to fully fund all funded pension schemes over the remaining expected funding period.

Cash Flows

As at 31 December 2005, the Group’s net debt was £804 million, up £249 million from £555 million in 2004. Net debt averaged £1,212 million in 2005, up £129 million against £1,083 million in 2004 (up £132 million at 2005 exchange rates).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2005, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash-based incentive plans was £794 million, capital expenditure £171 million, depreciation £122 million, tax paid £136 million, interest and similar charges paid £60 million and other net cash inflows of £16 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £565 million. This free cash flow was absorbed by £508 million in net acquisition payments and investments, share repurchases and cancellations of £152 million and dividends of £100 million. This resulted in a net outflow of £195 million. The objective introduced in 2003 of covering outgoings by free cash flow was achieved, excluding the net cash element of the acquisition of Grey.

The Group bases its internal cash flow objectives on free cash flow. Free cash flow is a non-GAAP financial measure. Management believes free cash flow is meaningful to investors because it is the measure of our funds available for acquisition-related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below.

	2005 £m	2004 £m
Net cash inflow from operating activities	837.5	556.4

Plus:
Issue of shares	20.3	17.9

Proceeds on disposal of property, plant and equipment	6.7	9.3

Profits on disposal of equity interests	4.3	3.0

Less:
Movements in working capital and provisions	(107.6)	4.8

Loss on sale of property, plant and equipment	(1.1)	(1.9)

Amounts written off investments	—	(5.0)

Purchases of property, plant and equipment	(160.5)	(89.7)

Purchase of other intangible assets (including capitalised computer software)	(10.8)	(5.9)

Dividends paid to minority shareholders in subsidiary undertakings	(24.0)	(22.5)

Free cash flow	564.8	466.4

Because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others, though our cash resources could be used to repay the debt concerned, management believes that net debt, also a non-GAAP financial measure, is an appropriate and meaningful measure of the debt levels within the Group. We similarly believe average net debt to be a more accurate reflection of the amount of debt the Group has supporting its activities through the year.

The following table is an analysis of net debt.

	2005	2004
	£m	£m
Debt financing	(1,919.2)	(1,916.4)

Cash and short-term deposits	1,115.2	1,616.0

	(804.0)	(300.4)

IAS 32 and IAS 39 adjustment at 1 January 2005	—	(254.3)

Net debt	(804.0)	(554.7)

For additional details of the IAS 32 and IAS 39 adjustment at 1 January 2005 see note 13 to the Consolidated Financial Statements.

Capital Structure

At 31 December 2005, the Company’s capital base was comprised of 1,252,899,372 ordinary shares of 10 pence each.

Property Costs

The task of improving property utilisation continues to be a priority for the Group with a portfolio of approximately 18 million square feet worldwide. There should be further opportunities to improve utilisation in the future, as we integrate 3.2 million square feet of property within Grey into the portfolio.

Inflation

As in 2004, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at 31 December 2005.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with IFRS and reconciled to US GAAP. A summary of the Group’s principal accounting policies are described in the first section of notes to the Consolidated Financial Statements, entitled “Accounting Policies” with discussion of IFRS to US GAAP differences in Item 18. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgments and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our consolidated financial statements and notes thereto.

Goodwill and other intangibles

The Company has a significant amount of goodwill and other intangible assets. In accordance with the guidance provided by SFAS 142 ‘Goodwill and Other Intangible Assets’ under US GAAP and IAS 36 ‘Impairment of Assets’, under IFRS, the Company annually tests the carrying value of goodwill and other indefinite lived intangible assets for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The estimates and assumptions about results of operations and cash flows that we make in connection with impairment testing, as described in more detail below, could differ materially from future actual results of operations and cash flows. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The 2005 impairment review was initially undertaken as at 30 June 2005 and then updated as at 31 December 2005. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each cash-generating unit. After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit. Except as noted below, an annual growth rate of 3.0% and a pre-tax discount rate of 11.9% have been assumed. Projections for Young & Rubicam assume an annual growth rate of 4.4%. The projections also include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s weighted average cost of capital of 7.8%. An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Impairment charges of £46.0 million and £40.6 million were recorded in the years ended 31 December 2005 and 2004, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 22 to the Consolidated Financial Statements. WPP has also entered into agreements that allow the Group’s equity partners to require the Group to purchase the minority interest. These agreements are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at year end. Under IFRS, fair value is based on the present value of expected cash outflows. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities.

Revenue recognition

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

In applying the proportional performance method of revenue recognition for both market research and other long-term contracts, management is required to make significant judgments, estimates and assumptions. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labor. As a result of the relationship between labor and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. The indicative proportional performance measure is always subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measure takes precedence since these are output measures.

Since project costs can vary from initial estimates, the reliance on total project cost estimate represents an uncertainty inherent in the revenue recognition process. Individual project budgets are reviewed regularly with project leaders to ensure that cost estimates are based upon up to date and as accurate information as possible, and take into account any relevant historic performance experience. Also, the majority of contracted services subject to proportional performance method revenue recognition are in relation to short term projects, averaging approximately 3 months. Due to this close and frequent monitoring of budgeted costs and the preponderance of short term projects, the impact of variances between actual and budgeted project costs has historically been minimal. The Company’s combined bad debt and work in process write-offs in the business segments where the proportional performance method of revenue recognition is applied was less than 1% of revenues in each of the two years ended December 31, 2005. The Company does not believe that the effect of these uncertainties, taken as a whole, will significantly impact their results of operations in the future.

Pension costs

Pension costs are accounted for in accordance with IAS 19, “Employee Benefits” under IFRS and under US GAAP are determined in accordance with the requirements of SFAS 87, “Employers’ Accounting for Pensions”. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have been updated by the local independent qualified actuaries to 31 December 2005.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the projected unit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £231.4 million as at 31 December 2005, compared to £202.3 million as at 31 December 2004. The pension deficit increase is due to increases in North America and Continental Europe. These increases are principally due to newly acquired unfunded plans (through the acquisition of Grey) and the reclassification of various existing unfunded arrangements from defined contribution to defined benefit provision following a reassessment of the terms of these arrangements in 2005. Also, in the UK, the discount rate decreased from 5.3% to 4.7% due to the lower yields available on high-quality UK corporate debt.

Most of the Group’s pension scheme assets are held by its schemes in the United Kingdom and North America. In the United Kingdom, the forecasted weighted average return on assets decreased from 5.7% as at 31 December 2004 to 5.2% as at 31 December 2005, and in North America, the forecasted weighted average return decreased from 6.9% to 6.7%, principally due to decreases in expected rates of return on corporate bonds.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate. Regarding mortality assumptions, in the UK, mortality rates are calculated using the PA92 table, the main UK mortality table, projected to 2020 for current active and deferred vested members, and to 2005 for current pensioners. In the US, mortality rates are principally calculated using the RP 2000 table, commonly used in the US, projected for 10 years to build in an allowance for future improvements in life expectancy. Also, we periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability- adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. Our advisors indicate that further average cash contributions of approximately £11-12 million per year would be necessary to fully fund all funded pension schemes over their remaining expected funding period.

Deferred taxes

We record deferred tax assets and liabilities using substantially enacted tax rates for the effect of timing differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	history of loss carryforwards and other tax assets expiring;

•	the carryforward period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is our belief that it is probable that some portion of these assets will not be realised, no asset is recognised. Gross unrecognised assets under IFRS were £2,698.5 million in 2005.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, we may need to reverse all or a portion of the deferred tax assets, which may have a significant effect on our results of operations and financial condition.

New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements covering topics that may be applicable to our operations for their potential impact on its results of operations and financial position:

(i) Adopted in the current year:

SFAS 123R

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value. SFAS 123R is effective for the Group from 1 January 2006, but earlier adoption is encouraged. The Group has elected to adopt SFAS 123R in 2005 using the modified retrospective method.

Under the modified retrospective method, from the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date. The impact on the 2004 US GAAP financial statements was to reduce net income by £22.9 million.

The FASB issued several FASB Staff Positions (FSPs) during 2005 and 2006 covering topics relating to SFAS 123R. These topics include:

•	the classification of freestanding instruments (FSP SFAS 123R-1);

•	the clarification of definition of grant date (FSP SFAS 123R-2);

•	the transition election related to the tax effects of share-based awards (FSP SFAS 123R-3);

•	the treatment of a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (FSP SFAS 123R-4).

The application of these FSPs did not have a material impact on the Group’s consolidated results of operations or financial position.

EITF 05-6

In June 2005 the Emerging Issues Task Force (EITF) reached a consensus on Issue 05-6, Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF 05-6). EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased. The adoption of EITF 05-6 has not had a material impact on the consolidated results of operations or financial position.

(ii) To be adopted in future periods:

SFAS 153

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 replacing the exception from having to apply the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. We do not believe that the adoption of SFAS 153 will have a material impact on the Group’s consolidated results of operations or financial position.

SFAS 154

In May 2005, SFAS 154, Accounting Changes and Error Corrections – replacement of APB Opinion No. 20 and FASB Statement No. 3, was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable, SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005. We do not believe that the adoption of SFAS 154 will impact the Group’s historical consolidated results of operations or financial position; rather the impact depends upon future changes to accounting principles.

EITF 04-5

In June 2005, the EITF reached a consensus on Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), regarding how to evaluate whether a partnership should be consolidated by one of its partners. The scope of this Issue is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under FASB Interpretation 46(R). The EITF concluded that a general partner or a group of general partners of a limited partnership is presumed to control the limited partnership, unless either the limited partners have the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or the limited partners have substantive participating rights. The guidance in the Issue is effective after 29 June 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other pre-existing limited partnerships, the guidance in the Issue is effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. We do not believe that the adoption of EITF 04-5 will have a material impact on the Group’s financial statements.

FSP SFAS 115-1/124-1

In November 2005, the FASB issued FSP SFAS 115-1/124-1, the Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairment. The guidance in FSP SFAS 115-1/124-1 shall be applied to reporting periods beginning after 15 December 2005. The Group does not expect the adoption of FSP SFAS 115-1/124-1 to have a material impact on its consolidated results of operations or financial position.

New IFRS Accounting Pronouncements

Adoption of IFRS

From 1 January 2005, the Group was required to prepare its consolidated financial statements in accordance with IFRS. WPP’s date of transition to IFRS is 1 January 2004.

IFRS 1 (First-time Adoption of International Financial Reporting Standards) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions as follows:

Financial instruments – The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group has adopted IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restated the balance sheet at that date in accordance with the requirements of these standards, which generally means a recognition of financial instruments at fair value.

Business Combinations – The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004. However, the Group took the option to apply IAS 21 (The effects of changes in foreign exchange rates) retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition to IFRS.

Share-based payments – IFRS 2 (Share-based payments) applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

The impact that the adoption of IFRS would have had on the Group’s 2004 results is shown on pages F-36 to F-41.

The following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 21 Amendment – Net investment in a Foreign Operation

IAS 39 Amendment – Cash flow hedges of Forecast Intragroup Transactions

IAS 39 Amendment – Fair value option

IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts

IFRS 6 Exploration for and Evaluation of Mineral Resources

IFRS 7 Financial instruments: Disclosures

IFRIC 4 Determining whether an Arrangement contains a Lease

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of Embedded Derivatives.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 11 May 2006 are as follows:

Philip Lader, age 60: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of RAND, Marathon Oil and AES Corporations, a member of the Council of Lloyd’s (Insurance Market), a trustee of the British Museum and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 61: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year.

Paul Richardson, age 48: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement and property. He is also the country manager for Italy. Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.

Howard Paster, age 61: Director. Howard Paster was appointed a director in January 2003. He was previously chairman and chief executive officer of Hill & Knowlton, Inc. He joined the WPP parent company in August 2002, overseeing WPP’s portfolio of public relations and public affairs businesses. Prior to joining Hill & Knowlton Inc., he served as assistant to President Clinton and director of the White House Office of Legislative Affairs. He is a member of the board of trustees of Tuskegee University, president of the Little League Foundation and a member of the Council on Foreign Relations.

Mark Read, age 39: Strategy director. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 50: Non-executive director. Colin Day was appointed a non-executive director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He is a non-executive director of Imperial Tobacco plc and, until 30 September 2005, of easyJet plc.

Esther Dyson, age 54: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her 21-year-old company, EDventure Holdings, to CNET Networks, the US-based interactive media company. She remains editor of her newsletter, Release 1.0, and continues to host the annual PC Forum conference under CNET’s ownership. She is an acknowledged luminary in the information technology industry, and has been highly influential for the past 20 years on the basis of her insight into the evolving online/information technology market worldwide, including the emerging IT markets of Central and Eastern Europe and Asia. An angel investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo!. She sits on the boards of other IT start-ups including EVDB, Meetup.com, NewspaperDirect (Canada), CV-Online (Hungary) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000.

Orit Gadiesh, age 55: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a board member of the Harvard Business School Visiting Committee, the Dean’s Advisory Board at Kellogg School in the US and the Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships, a committee member of the Metropolitan Museum of Art, New York, and a vice chairman for The Kennedy Center.

David H. Komansky, age 67: Non-executive director. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Board of the New York Presbyterian Hospital.

Christopher Mackenzie, age 51: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is chief executive of Equilibrium, a London-based investor group. He is also a board member of the Abdul Latif Jameel Group, the Borets Group, Minerva plc and Champagne Jacquesson et Fils S.A. He served as the chief executive of financial service groups including Brunswick Capital in Russia, Trizec Properties in the US and GE Capital Europe.

Stanley (Bud) Morten, age 62: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc., in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of The Motley Fool, Inc., which is a private company.

Koichiro Naganuma, age 61: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is president and group chief operating officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr Naganuma. ADK is Japan’s third largest advertising and communications company, and ninth largest in the world. WPP took a 20% interest in ADK in 1998.

Lubna Olayan, age 50: Non-executive director. Lubna Olayan was appointed a director in March 2005. Lubna Olayan has been the deputy chairman and chief executive officer of the Olayan Financing Company (OFC), a subsidiary of The Olayan Group, and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East, since October 1986. OFC operates or actively participates in more than 40 companies, often in partnership with leading multinationals. OFC is also one of the largest investors in the Saudi and regional stock markets. In December 2004, she was elected to the Board of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She also served on the board of Chelsfield Plc., the UK property developer, from 1996 through 2004. Ms Olayan is a member of the International Business Council of the World Economic Forum and the International Advisory Board of the Council on Foreign Relations, which she joined in November and December of 2005 respectively. Ms Olayan joined the Board of Directors of INSEAD in January of 2006, and has been a member of the International Council of INSEAD since March 1997.

John Quelch, age 54: Non-executive director. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen, age 58: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. Previously, he was a managing director of Wasserstein Perella & Co., Inc. since its inception in 1988, and chairman of Wasserstein Perella International. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Paul Spencer, age 56: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the chairman of State Street Managed Pension Funds Ltd. He is also chairman of the Association of Corporate Treasurers’ Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of CMC Group plc, Resolution Life Group plc and Nipponkoa Insurance (Europe) Ltd. Paul is a governor of Motability, a UK charity for the disabled.

Beth Axelrod served as a director during the year, resigning on 24 March 2005.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Marketplace Rule 4200.

Terms of Directors and Executive Officers

As result of a scheme of arrangement, described in more detail in Item 14, all of the directors of the Company who were not appointed as directors on the incorporation of the new parent company which is now called WPP Group plc are required to submit themselves for election at the Annual General Meeting. Only Sir Martin Sorrell, Paul Richardson and Mark Read were appointed at the incorporation of the Company as a consequence of which all the remaining directors (other than Howard Paster who is not seeking election) need to be considered for election at the Annual General Meeting.

As a matter of policy the Company requires all directors to submit themselves for re-election by share owners at least every three years or every year in the case of those directors who held office for more than nine years or who are 70 years of age or over.

B. Compensation

Review of compensation

During 2005, the Compensation committee undertook a thorough review of the Group’s current compensation and incentive strategy. The review included extensive internal consultation, an examination of our competitors’ current practices and consideration of financial, tax, accounting and legal issues and current best practice guidelines.

From this review it was apparent that:

•	The ongoing use of stock options had become a major source of executive dissatisfaction, was not cost-effective (i.e. the cost to WPP of providing options far outweighed the perceived value delivered to the participant) and furthermore the use of options was becoming less common in the industry.

•	The dynamic nature of our businesses meant that the three-year performance measures used in our operating company long term incentive plans (‘LTIPs’) were both volatile and complex. This in turn resulted in the plans not being fully understood and providing little motivational or retentive effect.

•	In the limited cases they were being used, restricted stock awards were much better understood and provided a good retention mechanism.

•	The ‘poaching’ of our people by competitors was becoming an area of considerable concern across most of our businesses and this was often accompanied by senior executive frustration with the lack of appropriate means of compensation to retain our best people.

•	The Renewed Leadership Equity Acquisition Plan (‘Renewed LEAP’) continues to be an effective plan for certain senior executives.

The committee therefore decided to make a number of significant changes to the way in which compensation is to be delivered while at the same time staying true to the principles of compensation described throughout Item 6. In summary this entailed:

•	Single-year performance awards (Performance Share Awards/PSAs), delivered as restricted stock awards and vesting a further two years after the end of the one-year performance period, replaced awards previously made under the operating company LTIPs.

•	Similarly at the parent company, the use of Executive Share Awards (‘ESAs’) replaced awards previously made under the Performance Share Plan (‘PSP’). Again, these awards will vest two years after the end of the one-year performance period.

•	A significantly reduced use of stock options from the WPP Executive Stock Option Plan. Awards of stock options under this plan have not been made to executive directors since 1995. Below this level, options will now only be used under this plan (as opposed to the WWOP referred to elsewhere in Item 6) in special circumstances, for example as a recruitment incentive.

•	Future awards of stock made on an annual basis to the WPP Leaders, Partners and High Potential Groups will all be in the form of restricted stock which vest three years after grant.

Executive remuneration

The key elements of short- and long-term remuneration are summarised in the following table:

	Objective	Participation	Performance period	Conditions
Annual
Base salary[1]	To maintain package competitiveness at all levels within the Group.	All employees.	N/A	Not applicable. But salary levels are determined taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and business unit level.

Performance share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non-financial) at operating company level. Further two-year retention period.

Executive share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Parent company executives and executive directors.	1 year	Achievement of individual annual bonus objectives. Further two-year retention period.

Long-Term
WWOP[3]	To develop a stronger ownership culture.	Employees with two years’ employment. Not offered to those participating in other share programs or to executive directors.	3 years	None.

	Objective	Participation	Performance period	Conditions

Renewed LEAP	To incentivise long-term performance of certain senior executives against the TSR of key comparators and maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently less than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation committee.

Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior executives of the parent company.	Typically 3 year retention period.	None.

Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions are determined at the time of grant of the award.

Notes

This table does not include details of previous plans, such as operating company LTIPs and PSP which are no longer used for regular grants of new awards.
[1]	Base salary is the only pensionable element of remuneration.
[2]	Awards are granted under the Restricted Stock Plan.
[3]	Since its first adoption in 1997, grants have been made annually under this plan and as at 4 May 2006 options under this plan had been granted to over 53,000 employees for approximately 26.6 million ordinary shares of the Company.

As indicated above, the principal elements of WPP executive remuneration were fully reviewed in 2005 and currently comprise the following:

•	Base salaries (fixed);

•	Annual incentives (variable); and

•	Long-term incentives (variable).

Pension contributions, life assurance, health and disability, and other benefits are also provided.

Base salary

The Compensation committee believes that base salary is only one element of compensation and therefore should only be reviewed in the context of the total compensation being provided to an executive.

During 2005 the base salary of Mark Read was increased to £225,000 as part of the overall review of his compensation arrangements when he was appointed to the Board. No other change was made to the base salary of any other executive directors.

Annual cash bonus

The annual cash bonus is paid under plans established for each operating company and for executives, including executive directors, of the parent company. Challenging performance goals are established and these must be achieved before any bonus becomes payable.

Each executive’s annual incentive opportunity is defined at a ‘target’ level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target.

The target level for Group executive directors (other than the Group chief executive and Group finance director) is currently no more than 50% of base salary and the maximum is currently 75%. In the case of the Group finance director, the target level is 80% of base salary and 120% at maximum. The target level for the Group chief executive is 100% of base salary and the maximum is 200%.

In the case of the Group chief executive and other parent company directors, the annual cash bonus is based on Group and individual performance:

•	one-third is based on Group financial results. This goal is common for all executive directors including the Group chief executive;

•	one-third is based on individual strategic objectives determined prospectively by the committee at the commencement of each year. In the case of the Group chief executive this related to the relative financial performance of WPP against its peer group. (For 2005 WPP ranked first in the peer group for operating profit growth, EPS growth and margin improvement.); and

•	one-third is based on the achievement by the individual director of critical business objectives assessed by the committee at the end of each year. For 2005 in the case of the Group chief executive these included (amongst others) strengthening the geographic position of Group companies in both developed and fast-growing markets, ensuring orderly and effective succession of leadership for a number of specific key operating company and parent company roles, developing collaboration amongst the business leaders and encouraging cross-selling between Group companies, including client co-ordination initiatives.

In assessing the individual performance of each executive director in 2005, taking into account the performance referred to above, the committee determined that the appropriate bonus for each was as follows:

Sir Martin Sorrell	190% of salary
Paul Richardson	108% of salary
Howard Paster	68% of salary
Mark Read	73% of salary

Share awards

Following the policy review undertaken in 2005, the operating company LTIPs were replaced by PSAs. This has considerably simplified the measurement of performance while at the same time increasing retention by ensuring a greater percentage of the bonus pool is paid in shares.

At the parent company the comparable change meant that no further awards were granted under the PSP and instead ESAs are used to reward executive directors for performance over a single year. Performance under these awards is against the same measures currently used to determine the annual bonus payment, but in this case delivered entirely in the form of shares with a further two-year retention period.

These awards are not pensionable and will be satisfied out of one of the Company’s ESOPs and not out of a new issue of WPP or treasury shares.

Renewed Leadership Equity Acquisition Plan (‘Renewed LEAP’)

Renewed LEAP was approved by share owners in April 2004. As with Original LEAP the purposes of Renewed LEAP are to:

•	reward superior performance relative to WPP’s peer companies;

•	align the interests of executive directors and other key executives with those of share owners through significant personal investment and ownership of stock; and

•	ensure competitive total rewards.

Under Renewed LEAP, participants have to commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). For each participant’s first LEAP award, at least one-third of these investment shares have to be purchased in the market. The number of matching shares which a participant can receive at the end of the investment and performance period depends on the performance (based on TSR) of the Company measured over five financial years (four years in the case of awards made in 2004). Total Shareholder Return (‘TSR’) represents the change in share price, together with the value of reinvested dividends, over the performance period.

It is expected that all matching shares to which participants may become entitled will be provided from one of the Company’s ESOPs.

The Compensation committee believes that TSR relative to a group of key comparator companies is the most appropriate measure for determining performance-based rewards for Group executive directors, as it most closely aligns reward with the delivery of share owner value. However, the Compensation committee also acknowledges that TSR may not always reflect the true performance of the Company and in exceptional circumstances it therefore may need to perform a ‘fairness review’ to vary the number of matching shares that will vest if it determines that, during a performance period, there have been exceptional circumstances. Factors that the Committee will consider in its fairness review of any awards will include various measures of the Group’s financial performance, such as growth in revenues and in earnings per share.

For the 2005 awards the vesting schedule is as follows:

Rank compared to peer group*	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
6	1.5
Below median	0**

*	For actual performance between these positions the match is calculated on a pro rata basis.
**	For participants for whom 2005 is the first year in LEAP, performance below median results in a half share match.

As at the year end WPP’s TSR growth was below median for both the 2004 and 2005 performance periods. The comparator companies for the awards made in 2005 were:

Omnicom	Aegis
Interpublic	Taylor Nelson Sofres
Publicis	Dentsu
Havas	Arbitron
Ipsos	VNU
Gfk

On a change of control, matching shares under Renewed LEAP can be received based on the Company’s performance to that date.

Awards are made on an annual basis, taking into account prevailing market and competitive conditions. Under Renewed LEAP, Sir Martin Sorrell committed investment shares having a value of $10 million, namely 1,032,416 shares, for the award made for 2004. In 2005 Sir Martin committed investment shares having a value of $2 million, namely 203,394 shares.

Retirement benefits.

All pension coverage for the Company’s executive directors is currently on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set out elsewhere in Item 6.

The form and level of Company sponsored retirement programs varies depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

Directors’ remuneration and interests

The following information on directors’ remuneration and interests is presented in accordance with UK reporting requirements.

Non-executive directors

The shareholdings of non-executive directors are set out in Item 6E. Non-executive directors do not participate in the Company’s pension plans, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company. The Board considers that the non-executive directors’ remuneration conforms with the requirements of the Combined Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings, and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Directors’ remuneration

For the fiscal year ended 31 December 2005 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £8,096,893. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award. The sum of £676,270 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

The compensation of all executive directors is determined by the Compensation committee which is comprised wholly of non-executive directors whom the Company considers to be independent. The Compensation committee is advised by independent remuneration consultants as well as by Group executives, particularly the Group chief executive (who was not present at any meeting when matters relating to his own compensation or contracts were decided), the chief talent officer, the Director of compensation and benefits and the Group general counsel. During the year, the committee received material assistance from Towers Perrin. Significant advice was also received from Hammonds solicitors on a number of legal and governance issues surrounding compensation and benefits which arose during the course of the year. Hammonds provide legal advice on a range of matters to the Group.

During 2005, no advice was required in relation to the remuneration of the chairman of the Company and the non-executive directors. Had it been required it would have been provided by Towers Perrin to the Board and not to the committee.

Remuneration of the directors who were directors during the year ended 31 December 2005 is set out in the table below. All amounts shown constitute the total amounts which the respective director received during 2005 and for the annual bonus in respect of 2005 but received in 2006. No compensation payments for loss of office have been made during 2005 to any individuals who have been directors of the Company.

						Total annual remuneration		Pension contributions
	Location	Salary and fees	Other benefits[1]	Short-term incentive plans (annual bonus)[2]	Value of ESA[8]	2005 Total	2004 Total	2005 Total	2004 Total
		£000	£000	£000	£000	£000	£000	£000	£000
Chairman
P Lader[3]	USA	216	—	—		216	213	—	—

Executive directors
Sir Martin Sorrell[1,3,4]	UK	859	25	1,596	798	3,278[10]	2,419	343	321
E L Axelrod[3,6]	USA	115	9	—	—	124	615	145	22
H Paster[3]	USA	385	35	261	354	1,035[10]	584	19	8
M Read[6]	UK	169	1	163	218	551	—	17	—
P W G Richardson[1,3,5]	USA	463	91	486	450	1,490[10]	814	90	90

Non-executive directors
C Day[6]	UK	22	—	—		22	—	—	—
E Dyson[3]	USA	51	—	—		51	50	—	—
O Gadiesh[3]	USA	51	—	—		51	33	—	—
D Komansky[3]	USA	51	—	—		51	50	—	—
C Mackenzie	UK	54	—	—		54	56	—	—
S W Morten[3]	USA	65	—	—		65	66	—	—
K Naganuma[9]	Japan	—	—	—		—	—	—	—
L Olayan[6]	KSA	40	—	—		40	—	—	—
J A Quelch[3,7]	USA	93	46	—		139	114	—	—
J Rosen[3,6]	USA	54	—	—		54	—	—	—
P Spencer	UK	60	—	—		60	37	—	—
Total remuneration		2,748	207	2,506	1,820	7,281	5,051	614	441

Notes

[1]	Other benefits comprise healthcare, life assurance and allowances for cars, housing and club memberships.
[2]	Amounts paid in 2006 in respect of bonus entitlements for 2005.
[3]	All amounts payable in US dollars have been converted into pounds sterling at $1.8189 to £1. The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in pounds sterling. This can give rise to small fluctuations year on year.
[4]	The amount of salary and fees comprise the aggregate of salary/fees paid under the UK Agreement and the salary paid under the US Agreement.
[5]	Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.
[6]	Jeffrey Rosen was appointed to the Board in January 2005, Lubna Olayan was appointed to the Board in March 2005, Mark Read was appointed to the Board in April 2005, and Colin Day was appointed to the Board in July 2005. Beth Axelrod retired from the Board in March 2005.
[7]	In addition to fees paid to John Quelch in 2005 as a non-executive director of the Company additional fees were received by him of £46,000.
[8]	Shares vesting under these awards are deferred for two years.
[9]	Mr Naganuma received no remuneration from the Company given his executive position with Asatsu DK.
[10]	The total for 2005 includes the value of the ESA. There was no comparable award in 2004 because historically awards have been made under the Performance Share Plan which is not a short-term incentive plan.

Other long-term incentive plan awards

Long-term incentive plan awards granted to directors comprise the PSP and Renewed LEAP. The operation of the PSP and Renewed LEAP are described elsewhere in Item 6.

Performance Share Plan awards to directors up to and including 31 December 20051

	Grant date	Share price on grant date (p)	At 01.01.05 (no. of shares)	Granted (lapsed) 2005 (no. of shares)		Performance period ends	Vested 06.03.05 (no. of shares)	Share price on vesting/ deferral date (p)	At 31.12.05 (no. of shares)	Value received from vested awards (£)	Percentage of maximum vesting potential (%)
E L Axelrod[2]	02.09.02 18.09.02 30.04.04[3,4] 30.04.04	473.0 421.0 556.0 556.0	9,601 52,645 62,190 67,535	(4,742 (52,645 (62,190 (67,535	) ) ) )	31.12.03 31.12.04 31.12.05 31.12.06	4,859 — — —	623	— — — —	30,272	50 Nil — —

H Paster	30.04.04[3,4] 30.04.04	556.0 556.0	79,150 85,955	— —		31.12.05 31.12.06	— —		79,150 85,955		— —

M Read	18.09.02 30.04.04	421.0 556.0	4,462 6,646	(4,462 —)		31.12.04 31.12.06	— —		— 6,646		Nil —

P W G Richardson	29.02.00 28.02.01 18.09.02 30.04.04[3,4] 30.04.04	1,221.5 812.0 421.0 556.0 556.0	6,328 8,571 44,617 67,912 92,025	149[5] 54[5] (44,617 — —)		31.12.02 31.12.03 31.12.04 31.12.05 31.12.06	6,477 4,339 — — —	623 623	— 4,286 — 67,912 92,025	40,352 27,032	69 50 Nil — —

Sir Martin Sorrell[5]	22.09.99 29.02.00 28.02.01 18.09.02 30.04.04[3,4] 30.04.04	568.5 1,221.5 812.0 421.0 556.0 556.0	186,247 94,500 44,306 115,319 142,615 171,779	— — — (115,319 — —)		31.12.01 31.12.02 31.12.03 31.12.04 31.12.05 31.12.06	186,247 94,500 33,229 — — —	760[7] 474.5[7] 548.5[7] — — —	— — 11,077 — 142,615 171,779	1,415,477[8] 448,403[8] 182,261[8]	85 69 50 Nil — —

Notes

[1]	Performance conditions: The performance condition relates WPP’s TSR compared to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels, awards vest on a sliding scale according to TSR performance.

No awards were made under the PSP in the year ended 31 December 2005. Details of the comparator groups which apply in respect of different awards are as follows (for companies which subsequently delisted, the date of delisting is shown in brackets). Details of the treatment of delisted companies for the purposes of TSR calculation are set out in the notes to the table on Renewed LEAP below.

(i) For 2003 and 2004 awards: Aegis Communications Group, Arbitron, Dentsu, Digitas, Grey Global Group (delisted March 2005), Gfk, Havas Advertising, Ipsos, Omnicom, Publicis, Taylor Nelson Sofres, Interpublic and VNU.

(ii) For 2002 awards: Aegis Communications Group, Cordiant Communications (delisted July 2003), Grey Global Group (delisted March 2005), Havas Advertising, Omnicom, Publicis, Taylor Nelson Sofres and Interpublic.

(iii) For 2001 awards, in addition to those listed at (ii): True North Communications (delisted June 2002).

(iv) For 2000 awards, in addition to those listed at (ii) and (iii): AC Nielsen (delisted February 2001), Saatchi & Saatchi (delisted September 2000) and Young & Rubicam (delisted October 2000).

[2]	Beth Axelrod, who resigned in March 2005, had vested rights under the Performance Share Plan, all of which lapsed upon her ceasing to be an employee of the Group except the 4,859 shares from the 2001-2003 PSP which had already vested and were sold.
[3]	Following the calculation of TSR for WPP and the comparator group, the awards with the performance period ending 31 December 2005 have since lapsed.
[4]	On 30 April 2004, awards were made to Beth Axelrod, Howard Paster, Paul Richardson and Sir Martin Sorrell in respect of period 2003-2005.
[5]	These shares represent dividends received in respect of restricted stock where the performance conditions have been satisfied, and the dividends have been reinvested in the acquisition of further ordinary shares or ADRs.
[6]	Sir Martin Sorrell deferred the vesting of 93,123 shares due to vest in 2002, 93,812 shares due to vest in 2003 and 92,340 shares due to vest in 2004, which would otherwise have been due to him under PSP. These awards together with 34,701 shares which vested in March 2005 were exercised on 23 March 2005.
[7]	The rules required that the value of the award was determined by reference to the value on the deferral date.
[8]	The value received from vested awards does not include amounts paid in respect of dividends accrued on awards that Sir Martin Sorrell deferred in 2002, 2003 and 2004.

Renewed Leadership Equity Acquisition Plan

Name	Grant/ award date	Share units (ADRs/ Ords)[1]	At median level of performance			At maximum level of performance
			Number of matching units at 01.01.05[2]	Granted/ (lapsed) units	Number of matching units at 31.12.05	Number of matching units at 01.01.05[2]	Granted/ (lapsed) units	Number of matching units at 31.12.05
E L Axelrod[3]	28.10.04	ADRs	7,423	(7,423)	—	24,744	(24,744)	—
H Paster	28.10.04	ADRs	7,423		7,423	24,744		24,744
	15.12.05	ADRs		9,141	9,141		30,470	30,470
M Read	15.12.05	Ords		15,255	15,255		50,850	50,850
P W G Richardson	28.10.04	Ords	37,168		37,168	123,892		123,892
	15.12.05	Ords		122,037	122,037		406,790	406,790
Sir Martin Sorrell	28.10.04	Ords	1,238,899		1,238,899	4,129,664		4,129,664
	15.12.05	Ords		305,091	305,091		1,016,970	1,016,970

Notes

[1]	One ADR is the equivalent of five Ordinary Shares.
[2]	All awards shown in the above table, are dependent on WPP’s TSR performance against a comparator group over the relevant performance period and maintenance of a participant’s holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for the award made in 2004 comprises of Aegis, Arbitron, Dentsu, Digitas, Gfk, Grey Advertising, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres and VNU. The comparator group for the award made in 2005 remained the same with the exception of the removal of Digitas and Grey Advertising. Where a company delists during the performance period, the committee deem this to be a disposal and the proceeds are treated as being reinvested in the stock of the remaining companies.
[3]	The award to Beth Axelrod lapsed on her resignation on 24 March 2005.

Group chief executive—Sir Martin Sorrell

Sir Martin Sorrell’s services to the Group outside the US have previously been provided under an agreement with JMS Financial Services Limited (JMS). With effect from 1 April 2005 this was replaced by an executive service contract entered into directly between Sir Martin and the Company. He is also directly employed by WPP Group USA, Inc. for his activities in the US. Taken together, the current agreement in relation to his services to the Group outside the US (‘the UK Agreement’) and to his services to the Group in the US (‘the US Agreement’) provide for the following remuneration, including incentive awards, all of which is disclosed elsewhere in Item 6:

•	annual salary of £859,000*;

•	annual pension contributions of £343,000;

•	short-term incentive (annual bonus) of 100% of annual salary at target and up to 200% at maximum;

•	the Executive Stock Award; and

•	the Leadership Equity Acquisition Plan as renewed.

*	Year-on-year may fluctuate due to exchange rate variances.

Earned Awards exercised by Sir Martin Sorrell in 2004 and 2005

The table set out below was included in last year’s report of the committee and proved helpful for share owners in understanding the vesting/exercise of various incentive plans awarded to Sir Martin Sorrell since 1993 and which have been deferred over a number of years.

The table has therefore been included again this year:

Plan	Year(s) of grant	Date of vesting/ exercise	No. of shares/ phantom shares
Capital Investment Plan[1]	1994	01.09.04	1,054,442
Notional Share Award Plan	1994	01.09.04	1,754,520
Original LEAP[2]	1999	22.09.04	3,221,442
Phantom Options[3]	1993, 1994	23.03.05	2,148,581
Performance Share Plan[4]	1999, 2000, 2001	16.03.05	313,976

Notes

[1]	In addition, 987,742 shares vested but have not yet been exercised and a further 2,649,208 shares were deferred until 1 October 2008.
[2]	The number of shares under Original LEAP includes those attributable to JMS.
[3]	JMS exercised the Phantom Options on 23 March 2005 and used the proceeds to subscribe for 1,907,468 shares.
[4]	At 31 December 2005, Sir Martin Sorrell remained interested in the right to 11,077 shares under the Performance Share Plan award made on 28 February 2001.

Compensation of executive officers

The information contained in the following three tables sets out the compensation details for the Group chief executive and each of the other four most highly compensated executive officers in the Group as at 31 December 2005 (the “executive officers”). The information is in addition to the disclosure required under UK legislation and regulations. As used in this section, the “executive officers” are deemed to include executive directors of the Company and executives who served as the chief executive officer of one of the Group’s major operating companies.

This information covers compensation for services rendered in all capacities and paid in the financial year ended 31 December 2005 and in the previous two financial years. Incentive compensation paid in 2006 for performance in 2005 and previous years is not included in these tables. The bonus payments referred to below are payments made in 2005, 2004 and 2003 under the short-term incentive awards for performance in 2004, 2003 and 2002 respectively.

Summary Compensation Table1

					Long-term compensation
		Annual compensation			Awards	Payouts
	Year	Salary	Bonus[2]	Other annual compensation[3]	Share option SARs and phantom[4] ADR no.	LTIP Payments[5]	All other compensation[6]
		$000	$000	$000		$000	$000
Sir Martin Sorrell[9] – Group chief executive	2005	1,562	2,827	45	—	5,699[10]	625
	2004	1,539	2,309	46	—	30,640	603
	2003	1,374	—	40	—	—	1,733
S Lazarus – Chairman/Chief executive officer Ogilvy & Mather Worldwide	2005	850	951[8]	55	—	675	648
	2004	850	757[7]	37	65,501	9,599	648
	2003	850	906[7]	36	63,805	502	648
A Fudge – Chairman/Chief executive officer Young & Rubicam	2005	800	596	28	—	—	9
	2004	800	—	27	15,748	—	5
	2003	800	—	25	16,874	—	3
P W G Richardson – Group finance director	2005	841	509	165	—	123	164
	2004	800	454	177	—	2,952	165
	2003	731	164	159	—	251	120
I Gotlieb – Chairman/Chief executive officer GroupM	2005	750	684	16	—	2,789	38
	2004	750	613	16	14,763	971	38
	2003	750	536	16	15,819	506	38

Notes

[1]	Amounts paid in sterling have been converted into US dollars using the following annual average exchange rates; 2005: $1.8189/£; 2004: $1.8326/£; and 2003: $1.6356/£. This can give rise to small fluctuations year on year.
[2]	Represents short-term incentive awards paid during calendar years 2005, 2004 and 2003 in respect of the prior year’s incentive plans.
[3]	Includes the value of company cars, club memberships, executive health and other benefits, supplemental executive life insurance.
[4]	As used in this report, the term ‘phantom ADRs/shares’ (as used in the UK) and the term ‘free-standing SARs’ (as used in the US) are interchangeable.
[5]	Includes value of payments made under the PSP and LTIP in stock and cash. For the year 2004, these figures also include the value of matching shares vesting under Original LEAP. In the case of Sir Martin Sorrell $30,640k; Shelly Lazarus $9,026k; and Paul Richardson $2,730k.
[6]	Includes accruals during each calendar year under consideration, under defined contribution retirement and defined benefit retirement arrangements.
[7]	Includes a guaranteed bonus of $150k.
[8]	Includes a guaranteed bonus of $250k.
[9]	This includes the value of 178,036 shares which represented Sir Martin Sorrell’s bonus for 2002 and which he received in the form of restricted stock, in respect of which the restricted period ended on 27 May 2005.
[10]	This includes the value received from revised awards paid in respect of dividends accrued on Sir Martin Sorrell’s PSP awards deferred in 2002, 2003 and 2004.

Stock option, SAR and phantom stock exercises in last financial year and final year-end share option, SAR and phantom stock values

	Ordinary Share Equivalents acquired upon exercise	Market Value at exercise date ($)	Ordinary Share Equivalent Vested Shares	Ordinary Share Equivalent Unvested Shares	Value of Vested Shares 12/30/05 ($)	Value of Unvested Shares 12/30/05[1] ($)
Sir Martin Sorrell	2,148,581	22,073,123	987,742[2]	2,649,208[3]	8,640,948	23,175,756
S Lazarus	—	—	91,440	1,493,025	137,617	3,668,671
A Fudge	—	—	0	243,065	0	425,125
P W G Richardson	—	—	—	—	—	—
I Gotlieb	—	—	484,130	378,810	728,616	1,091,233

Notes

[1]	The value is calculated by subtracting the exercise price from the fair market value of the Company’s ordinary shares on 30 December 2005, namely 629p, or the value of WPP’s ADRs, namely $54, and using an exchange rate of $1.7187/£1.
[2]	Comprising an option over 987,742 ordinary shares following partial deferral of the award under the Capital Investment Plan on 1 September 2004.
[3]	Deferred stock arising out of the deferral of the award under the Capital Investment Plan on 1 September 2004.

Long-term incentive plan grants in relation to 2005

			Estimated future payouts
	Plan	Performance	Threshold Units	Target Units[2]	Maximum Units
Sir Martin Sorrell	Renewed LEAP[1]	2005-2009	—	61,019	203,395
S Lazarus	Renewed LEAP	2005-2009	—	24,375	81,250
A Fudge	Renewed LEAP	2005-2009	—	18,281	60,935
P W G Richardson	Renewed LEAP[1]	2005-2009	—	24,408	81,360
I Gotlieb	Renewed LEAP	2005-2009	—	9,141	30,470

Notes

[1]	Actual awards were made over ordinary shares but are shown here as ADRs for ease of comparison.
[2]	Target units calculated on the basis of 1.5 matching shares for each investment share committed to Renewed LEAP and maximum units of 5 matching shares for each investment share.

ADR/share price at year end and during the year

	30 December 2005*	12 month high	12 month low
ADR	$54.00	$60.05	$47.34
Ordinary	629.0p	630.5p	534.5p
*	December 31st was a Saturday.

C. Board Practices

Information regarding the expiration of the current term of each director and the period during which such director has served is set forth in Item 6A.

Compensation committee

During the year, the Compensation committee comprised the following who took decisions in respect of the year: Bud Morten (chairman of the committee), Philip Lader and Christopher Mackenzie.

Esther Dyson was appointed a member of the committee on 4 May 2006 and Jeffrey Rosen will replace Bud Morten as chairman of the committee following the Annual General Meeting.

During 2005 the Compensation committee held nine formal meetings and also had many informal discussions. Compensation committee meetings are frequently attended, in whole or in part by the Group chief executive, the chief talent officer, the director of compensation and benefits, the Company Secretary and the Group general counsel.

Scope of Compensation committee

Under its terms of reference the committee is responsible for:

•	Reviewing and approving the remuneration and terms of employment (including any termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies.

•	Reviewing the incentive policy and compensation plans.

•	Monitoring the vesting of awards under all incentive plans including the Renewed Leadership Equity Acquisition Plan (Renewed LEAP).

•	Reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination.

•	Appointing and reviewing the performance of external advisors to the committee and to the company in relation to executive remuneration and human resource activities.

No current member of the committee has any personal financial interest (other than as a share owner) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation committee are available on the Company’s website (www.wppinvestor.com) and will be on display as set out in the Notice of Annual General Meeting. These terms of reference are regularly reviewed.

The Compensation committee regularly consults with Group executives, particularly the Group chief executive, the chief talent officer, the Director of compensation and benefits and the Group general counsel. During the year, the committee received material assistance from Towers Perrin. Significant advice was also received from Hammonds solicitors on a number of legal and governance issues surrounding compensation and benefits which arose during the course of the year. Hammonds provide legal advice on a range of matters to the Group. See further discussion in the Directors’ remuneration section of Item 6.

During 2005, no advice was required in relation to the remuneration of the chairman of the Company and the non-executive directors. Had it been required it would have been provided by Towers Perrin to the Board and not to the committee.

Advice is received by the committee on issues including the following:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary levels;

•	annual and long-term incentive plans and awards;

•	policy relating to WPP share ownership;

•	pensions and executive benefits;

•	service contract terms for executives;

•	changes in accounting, taxation, legal and regulatory practices;

•	governance issues relating to compensation and the role of the committee; and

•	policies for preventing to employee harassment and discrimination.

During the year the most significant issues addressed by the committee were:

•	A thorough review of all executive compensation plans, their effectiveness and relevance to the Group’s business needs.

•	Changes to the incentive packages for the chief financial officer and the director of strategy.

•	A review of the contractual arrangements for the Group chief executive and monitoring the vesting of awards under a number of his incentive plans.

•	Effecting the transfer of existing incentive arrangements to the new parent holding company following the Group’s reorganisation.

•	Renewing the WPP Executive Stock Option Plan and the WPP Worldwide Ownership Plan.

Principles of remuneration

At its heart all executive compensation at WPP is governed by three guiding principles:

•	competitiveness;

•	performance; and

•	alignment to share owner interests.

Competitiveness

Compensation packages for Group executives are reviewed on a regular basis (on average every 24 months). When reviewing an executive’s package the committee usually consults with the Group chief executive, the Group chief talent officer and the chief executive officer of the appropriate operating company.

In making its assessments, the committee considers individual and business unit performance, level of experience and scope of responsibility. It also takes into account the overall value of the package, including both fixed and variable elements, and focuses on the ‘on-target’ level of remuneration. The competitiveness of this total package is then reviewed in relation to the most appropriate benchmarks.

For example, for the Group chief executive three separate benchmarks for remuneration opportunities are used:

•	the most senior executive position in the Company’s two closest comparators, Omnicom and Interpublic Group;

•	the CEO position in companies of comparable size and complexity in the UK; and

•	the CEO position in public companies of comparable size and complexity in the US.

The same approach is taken for the other senior executives, including executive directors. The Compensation committee considers data from the latest industry surveys covering the senior positions in WPP’s operating companies. WPP participates in the leading global surveys of executive remuneration in the advertising, market research, healthcare, public relations and public affairs sectors. In addition, for heads of operating companies the committee considers public disclosures for similar positions in listed companies of comparable size and complexity in the relevant sector.

Performance

All remuneration packages for senior executives, including executive directors, have a significant element which is variable and dependent on performance. The performance targets set in respect of variable compensation are both specific and challenging as is apparent in the fact that little or no short-term bonus was paid in 2001 and 2002 and both the 2002-2004 and the 2003-2005 Performance Share Plan awards failed to pay out.

Alignment to share owner interests

WPP is committed to aligning executive performance and reward with share owner interests. This is achieved by providing significant opportunities for executives to acquire WPP stock, by using performance measures that are linked to the creation of share owner value and by operating share ownership goals for the most senior executives.

Many of our incentive plans pay out wholly or partially in WPP stock. Approximately half of the compensation package of the executive directors was delivered in shares last year.

The Compensation committee believes that Total Shareholder Return (TSR) relative to a group of key comparators continues to be the most appropriate measure for determining long-term performance-based rewards for Group executive directors, as it most closely aligns reward with the delivery of share owner value. For this reason TSR is the sole measure of performance used for Renewed LEAP.

WPP has encouraged share ownership for its most senior executives, including executive directors, for many years. For executive directors this is achieved through participation in Renewed LEAP. Other WPP Leaders (approximately 200 people) are expected to own at least 40,000 WPP ordinary shares.

Clearly there is also a need to ensure that share owner value is not diminished through the issue of new shares to satisfy incentive awards. The dilution, as at 4 May 2006, was well below the 10% level recommended by the ABI. It is intended that Renewed LEAP awards, the Performance Share Awards, the Executive Share Awards and Restricted Stock Plan awards will all be satisfied with purchased shares held in the ESOPs.

IFRS transition

From 1 January 2005, the Company has been required to account under International Financial Reporting Standards (IFRS). It is commonly acknowledged that this may lead to greater volatility in earnings. The committee is aware that these changes may affect the evaluation of performance under those WPP long-term incentive plans which use earnings-based performance measures. The committee, in consultation with the Audit committee, has resolved to take these matters into account when evaluating performance under the relevant long-term incentive plans. Details of the expensing of share-based incentives under IFRS 2 are given in note 25 to the Consolidated Financial Statements.

Policy on directors’ service contracts, notice periods and termination payments

The Compensation committee regularly considers the Company’s policy on the duration of directors’ service contracts, the length of notice periods in executive directors’ service contracts and provisions for payment (if any) on termination of such contracts.

None of the contracts of parent company executive directors contain liquidated damages provisions. There were no payments in 2005 in respect of termination of employment of any executive director.

The notice periods for directors are as follows:

Executive Director	Contract/effective date	Unexpired term/Notice period
Sir Martin Sorrell	1 April 2005	“At will”
Howard Paster	1 January 2002	6 months
Paul Richardson	1 January 2005	12 months
Mark Read	9 September 2002	6 months

Non-executive director*	Contract date
Philip Lader	26 February 2001
Colin Day	25 July 2005
Esther Dyson	29 June 1999
Orit Gadiesh	28 April 2004
David Komansky	28 January 2003
Bud Morten	2 December 1991
Lubna Olayan	18 March 2005
John Quelch	10 July 1991
Koichiro Naganuma	23 January 2004
Christopher Mackenzie	14 March 2000
Jeffrey Rosen	20 December 2004
Paul Spencer	28 April 2004

*	The notice period applicable to all non-executive directors is two months.

Audit committee

As of 31 December 2005, the Audit committee comprised Paul Spencer, Bud Morten and Jeffrey Rosen who joined the committee on 29 April 2005. Esther Dyson was appointed to the Audit committee in May 2006.

Meetings of the Audit committee, of which there were eight during 2005, were also attended, in whole or in part, by the auditors, the chairman of the Company, the Group finance director, the director of internal audit, the Company Secretary and a representative of the legal department.

This year the work of the committee included:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements;

•	reviewing and reporting on the key elements of risk management as they affect the Group’s global operations;

•	reviewing internal financial control and internal audit activities;

•	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;

•	monitoring the external auditors’ independence, objectivity and effectiveness, taking into account relevant global professional and regulatory requirements;

•	the approval and monitoring of the policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation), taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte & Touche (now Deloitte & Touche LLP), prohibits certain categories of work in line with relevant guidance on independence, such as the Sarbanes-Oxley Act. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the Audit committee, although some specified categories of work may be delegated to the director of internal audit for pre-approval. All fees are summarised periodically for the committee in order to assess the aggregate value of non-audit fees against audit fees. The value of fees for 2005 is shown in note 3 to the Consolidated Financial Statements;

•	monitoring accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the U.S. Securities and Exchange Commission, and NASDAQ with which the Company must comply;

•	in conjunction with Howard Paster, the director responsible for corporate responsibility (CR) in 2005, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation committee); and

•	maintaining established procedures for the receipt and treatment of concerns regarding accounting, audit and internal audit matters, including confidential and anonymous submissions by employees of concerns relating to those issues.

During the year, particular attention has been given to the impact of new accounting standards, ensuring compliance with the Combined Code, monitoring progress towards full compliance with the Sarbanes-Oxley Act (particularly section 404 of that Act) and ensuring that the Company complies with the NASDAQ rules to the extent that they apply to the Company.

The terms of reference for the Audit committee are available on the Company’s website (www.wppinvestor.com) and will be on display as set out in the Notice of Annual General Meeting.

Auditors

In 2002, the Group appointed Deloitte & Touche as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

NASDAQ Marketplace Rules and Home Country Practices

In general, under NASDAQ Marketplace Rule 4350, foreign private issuers such as WPP are permitted to follow home country corporate governance practices instead of certain provisions of Rule 4350 without having to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any such provisions of Rule 4350 must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. The Company’s independent United Kingdom counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by the laws of England and Wales.

The requirements of Rule 4350 and the corporate governance practices that the Company follows in lieu thereof are described below:

•	Rule 4350(f) requires that the quorum for any meeting of stockholders must not be less than 33 1/3% of the outstanding shares of a company’s common voting stock. The Company’s

Articles of Association provide that the necessary quorum for a general share owner meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a share owner or a proxy for a share owner or a duly authorized representative of a corporate share owner.

•	Rule 4350(i) requires that issuers obtain stockholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. The Company seeks share owner approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the Listing Rules of the UK Listing Authority (“the Listing Rules”) and the laws of England and Wales. Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rules):

(a)	an employees’ share scheme if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and

(b)	a long-term incentive scheme in which one or more directors of the Company is eligible to participate and to material amendments of that scheme to the extent required by the scheme’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the scheme rules must be approved by share owners must themselves be drafted to ensure compliance with the Listing Rules.

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2005 the Group had 74,631 employees located in approximately 2,000 offices in 106 countries compared with 59,932 employees on 31 December 2004. As at 31 March 2006, the Group had approximately 76,000 employees. Including employees of associated undertakings, this figure is approximately 94,000. The average number of employees in 2005 was 70,936 compared with 57,788 in 2004. Their geographical distribution was as follows:

	2005	2004
North America	21,261	17,271

United Kingdom	8,007	7,069

Continental Europe	18,644	14,793

Asia Pacific, Latin America, Africa and Middle East	23,024	18,655

	70,936	57,788

Their operating sector distribution was as follows:

Advertising and Media investment management	38,084	29,419

Information, insight and consultancy	10,089	9,482

Public relations and public affairs	5,901	5,136

Branding and identity, Healthcare and Specialist communications	16,862	13,751

	70,936	57,788

E. Share Ownership

Directors’ Interests

Ordinary Shares

Directors’ interests in the Company’s share capital, all of which were beneficial, were as follows:

	At 1 Jan 2005 or appointment date	Shares acquired through long-term incentive plan awards in 2005[2]		Movement during 2005 inc. shares purchased in 2005[3]	At 31 Dec 2005 or earlier retirement or resignation	Shares acquired through long-term incentive plan awards in 2006[2]		Other movements since 31 Dec 2005	At 4 May 2006 or earlier retirement or resignation
		Vested	(sold)			Vested	(sold)
E L Axelrod[3,4]	75,720	4,859	(4,859)	–	75,720	–	–	–	75,720

C Day[4]	3,240	–	–	2,000	5,240	–	–	–	5,240

E Dyson	35,000	–	–	–	35,000	–	–	–	35,000

O Gadiesh	–	–	–	–	–	–	–	–	–

D Komansky	10,000	–	–	–	10,000	–	–	–	10,000

P Lader	11,950	–	–	–	11,950	–	–	–	11,950

C Mackenzie	10,000	–	–	20,000	30,000	–	–	–	30,000

S W Morten	20,000	–	–	–	20,000	–	–	–	20,000

K Naganuma[6]	–	–	–	–	–	–	–	–	–

L Olayan[4]	–	–	–	–	–	–	–	–	–

H Paster[3,5,7,8]	502,736	–	–	(84,732)	418,004	–	–	(171,367)	246,367

J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000

M Read[3,4,5]	3,000	–	–	–	3,000	–	–	–	3,000

P W G Richardson[3,5,7,8]	455,000	10,816	(4,816)	(234,824)	226,176	4,402	(4,402)	(38,000)	188,176

J Rosen[4]	–	–	–	–	–	–	–	–	–

P Spencer	–	–	–	10,000	10,000	–	–	–	10,000

Sir Martin Sorrell[3,5,7,9]	17,265,707	34,701	(34,701)	(3,632,679)	13,633,028	11,373	–	–	13,644,401

Notes

[1]	Save as disclosed above and elsewhere in Item 6, no director had any interest in any contract of significance with the Group during the year.
[2]	Further details of long-term incentive plans are given elsewhere in Item 6.
[3]	Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. At 31 December 2005, the Company’s ESOPs held in total 53,297,356 shares in the Company (2004: 51,657,256 shares). On 24 March 2005, JMS sold 4,115,961 shares to the WPP Group plc UK ESOP (UKESOP) at a price of 617.5p per share and on the same day Sir Martin Sorrell acquired from the UKESOP 2,999,003 shares also at the price of 617.5p per share.
[4]	Jeffrey Rosen was appointed to the Board in January 2005, Lubna Olayan was appointed to the Board in March 2005, Mark Read was appointed to the Board in April 2005 and Colin Day was appointed to the Board in July 2005. Beth Axelrod retired from the Board in March 2005.
[5]	The above interests do not include the unvested interests of the executive directors in the Performance Share Plan or Restricted Stock Plan.
[6]	K Naganuma is a director of Asatsu-DK, which at 4 May 2006 was interested in 31,295,646 shares representing 2.5% of the issued share capital of the Company.
[7]	In respect of Sir Martin Sorrell, Howard Paster, Paul Richardson and Mark Read the above interests include investment shares committed to the 2004 and 2005 awards under Renewed LEAP, but do not include matching shares.
[8]	Paul Richardson sold 234,824 shares at a price of 614p per share on 23 March 2005. Howard Paster sold 78,032 shares at a price of 623p per share on 8 March 2005 and further gifted 6,700 shares to two US based charities on 6 September 2005.

[9]	In the case of Sir Martin Sorrell (through JMS) interests included 1,571,190 and 577,391 phantom options granted in 1993 and 1994 respectively, which were exercised on 23 March 2005, details of which are set out elsewhere in Item 6. Also included for Sir Martin Sorrell are 4,691,392 shares in respect of the Capital Investment Plan part of which vested in September 2004 and in respect of which 987,742 shares are vested but have not yet been exercised and Sir Martin Sorrell deferred a further 2,649,208 shares until 1 October 2008. Sir Martin Sorrell also exercised rights over 313,976 shares under the Performance Share Plan in March 2005 and sold 1,920,000 on 19 December 2005 at a price of 627.5p per share. In addition, the restricted period on the 178,036 shares which represented Sir Martin’s bonus for 2002, and which he received in the form of restricted stock, ended on 27 May 2005.

Option and Phantom Option Awards held by executive directors in the year ended 31 December 2005

	Grant/ Award Date	Exercise price		At 1 Jan 2005 (no. of shares)	Granted (lapsed) 2005 (no. of shares)	Exercised 2005 (no. of shares)	Share price on exercise		Value on exercise (£)	At 30 Dec 2005 (no. of shares)	Share/ ADR price 30 Dec 2005[1]		Percent- age of maximum vesting potential	Exercised 2006 (no. of shares)	Share price on exercise		Vaue on exercise (£)
Sir Martin Sorrell[2]	Apr 1993	52.50	p	1,571,190	–	1,571,190	617.50	p	8,877,224	–	629	p	100%		–		–
	Apr 1994	115.00	p	577,391	–	577,391	617.50	p	2,901,390	–	629	p	100%		–		–
H Paster[3]	Sep 1995	154.00	p	78,032	–	78,032	623.00	p	365,970	–	629	p	100%		–		–
	Jun 1996	214.00	p	10,688	–	–				10,688	629	p	100%	10,688	671	p	48,844
	Sep 1997	283.50	p	83,499	–	–				83,499	629	p	100%	83,499	671	p	323,559
	Sep 1998	293.00	p	77,180	–	–				77,180	629	p	100%	77,180	677	p	296,372
	Sep 1999	$46.4750[1]		11,834	–	–				11,834	$54		100%		–		–
	Sep 2000	$63.2625[1]		8,694	–	–				8,694	$54		100%		–		–
	Sep 2001	$35.3800[1]		16,959	–	–				16,959	$54		100%		–		–
	Sep 2002	$33.2000[1]		18,072	–	–				18,072	$54		100%		–		–
M Read[3]	Nov 2003	559.50	p	10,615	–	–				10,615	629	p	100%		–		–
	Oct 2004	553.50	p	9,879	–	–				9,879	629	p	100%		–

Notes

[1]	Share price 12 month high/low: 630.5p/534.5p; $60.05/$47.34. Where $ is used in the above table, the awards to the relevant director are in respect of American Depositary Receipts (ADRs).
[2]	The two awards shown in respect of Sir Martin Sorrell, relate to phantom option awards made to JMS in 1993 and 1994. The award made in 1993 was in respect of 2,196,190 phantom options. JMS exercised 625,000 of the 1993 phantom options in 1997, leaving 1,571,190 unexercised. The phantom option awards have vested in full. The exercise of the phantom option awards took place on 23 March 2005; under an agreement dated 14 May 2001, the sum received was used by JMS to subscribe for 1,907,468 shares in aggregate.
[3]	All option awards were granted prior to becoming an Executive Director.

Restricted Stock Awards

During 2005 Mark Read held the following Restricted Stock Awards, all of which were granted prior to his appointment as an executive director:

Grant date	No. of shares awarded	Vesting date
1 Jun 2004	5,515	1 Jun 2006
6 Mar 2005	19,262	6 Mar 2008
10 Mar 2005	4,816	10 Mar 2007

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	Months Ending 31 May
		2006		2005		2004
Legal & General	4.2%	51,683,257	3.3%	42,132,978	3.4%	40,592,450
WPP ESOP	4.1%	50,597,811	4.0%	50,432,167	4.8%	57,205,865
Legg Mason	4.0%	49,737,600	4.1%	52,282,669	3.8%	45,513,831
Barclays	3.1%	38,850,782	3.0%	38,115,057	*	*
AIM Management	3.1%	38,148,881	*	*	*	*
*	Less than 3% interests in the issued ordinary share capital of the Company.

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

The number of outstanding ordinary shares at 31 December 2005 was 1,252,899,372, which includes the underlying ordinary shares represented by 24,317,649 ADSs. 242 share owners of record of WPP ordinary shares were US residents at 31 December 2005.

The geographic distribution of our share ownership as of 31 December 2005 is presented below:

UK	41%
US	43%
Asia Pacific, Latin America, Africa & Middle East and Continental Europe	16%
Total	100%

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

Dividend distribution policy

The Group continues to increase dividends. The profit before tax for the year was £592.0 million (2004: £434.4 million). The directors of the Company recommended a final dividend of 6.34p (2004: 5.28p) per share to be paid on 3 July 2006 to share owners on the register at 2 June 2006 which, together with the interim ordinary dividend of 3.00p (2004: 2.50p) per share paid on 14 November 2005, makes a total of 9.34p for the year (2004: 7.78p), an increase of 20%.

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

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Share price history

The Company’s ordinary shares have been traded on The London Stock Exchange since 1971.

The following table sets forth, for the periods indicated, the reported high and low middle-market quotations for the Company’s ordinary shares on The London Stock Exchange, based on its Daily Official List.

	£ per Ordinary Share
	High	Low
2001	8.89	4.60

2002	8.11	3.91

2003	5.96	3.20

2004
First Quarter	6.43	5.31

Second Quarter	5.88	5.29

Third Quarter	5.58	4.70

Fourth Quarter	5.90	4.98

2005
First Quarter	6.26	5.50

Second Quarter	6.23	5.60

Third Quarter	6.08	5.61

December	6.31	5.70

Fourth Quarter	6.31	5.35

2006
January	6.45	6.18

February	6.72	6.19

March	6.99	6.74

First Quarter	6.99	6.18

April	7.07	6.72

May	6.94	6.43

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2001	65.31	34.50
2002	58.50	30.16
2003	49.93	26.74
2004
First Quarter	59.50	48.64
Second Quarter	53.53	46.86
Third Quarter	50.94	42.39
Fourth Quarter	56.50	45.02
2005
First Quarter	60.05	51.27
Second Quarter	58.52	51.05
Third Quarter	54.07	50.05
December	55.30	49.58
Fourth Quarter	55.30	47.34
2006
January	56.85	55.37
February	58.46	53.72
March	60.88	58.65
First Quarter	60.88	53.72
April	62.73	58.57
May	64.71	60.39

The Depositary held 121,588,243 ordinary shares as at 31 December 2005, approximately 9.71% of the outstanding ordinary shares, backing 24,317,649 outstanding ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See the discussion under “Share Price History” in Item 9.A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

WPP is a public limited company incorporated under the name “WPP Group plc” in England and Wales with registered number 05537577.

The following summarises certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the UK Companies Act 1985 and our memorandum and articles of association. A copy of our articles of association in the form adopted on 16 August 2005 is filed as an exhibit to this annual report on Form 20-F.

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

Retirement and Age Limit. At each annual general meeting, any director then in office who has been appointed by the board since the previous annual general meeting, or any director who at the date of the notice convening the annual general meeting has held office for more than 3 years since he was appointed or last reappointed by WPP in general meeting, shall retire from office but shall be eligible for reappointment. There is no age limit for directors.

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

Indemnity of Directors. Subject to any restrictions under the Companies Act 1985, every director or other officer (excluding an auditor) of WPP may be indemnified out of the assets of WPP against all liabilities incurred by him in the actual or purported execution or discharge of his duties, or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office. This indemnity shall not apply to any liability to the extent that it is recovered from any other person.

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

As an English public limited company that is admitted to trading on the London Stock Exchange we are, however, subject to the UK City Code on Takeovers and Mergers. The applicability of the City Code may make it difficult or undesirable for a purchaser to acquire a substantial percentage of WPP shares and could, under certain circumstances, have the effect of delaying, deferring or preventing a change in our control. The City Code has statutory force in terms of its regulation of WPP.

Under the City Code, except with the consent of the UK panel on Takeovers and Mergers, any person who:

•	acquires an interest in shares which (together with interests in shares already held by that person or anyone acting in concert) carry 30% or more of our voting rights; or

•	is (together with persons acting in concert) interested in shares carrying 30% to 50% of our voting rights and acquires, (or the person acting in concert acquires) interests in other shares which increase the percentage level of shares carrying voting rights in which he is interested must make an offer for all of WPP’s equity share capital and any other class of transferable securities carrying voting rights. The offer must be made in cash, or have a cash alternative, for at least the highest price paid by the offer or persons acting in concert with it for any interest in shares of that class during the 12 months prior to the announcement of that offer.

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

The following summary of United States and United Kingdom tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. Prospective purchasers of ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADRs and the ordinary shares represented thereby by consulting their own tax advisors. In addition, this summary does not address the taxation of a United States shareholder (either corporate or individual) where the shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

As used herein, the term “United States corporation” means any corporation organised under the laws of the United States or any state or the District of Columbia.

For the purposes of the current US-UK Income Tax Treaty and for the purposes of the United States Internal Revenue Code of 1986, as amended (the “Code”), discussed below, the holders of ADRs will be treated as the owners of the underlying ordinary shares represented by the ADRs that are evidenced by such ADRs.

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

United States Residents. For dividends paid, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability. The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation. According to the JGTRRA (Jobs and Growth Tax Relief Reconciliation Act of 2003), certain dividends received from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) will be taxed at a maximum rate of 15%. To be eligible for the 15% rate, the stock must be held by the shareholder for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date; shareholders are advised to consult their professional advisors accordingly.

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

Taxation of Capital Gains

An individual shareholder resident in the United Kingdom will be liable to United Kingdom taxation on capital gains realised on the disposal of their ADRs or ordinary shares.

Holders of ADRs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realised on the disposal of their ADRs or ordinary shares unless the ADRs or ordinary shares are used or held for the purposes of a trade carried on in the

United Kingdom through a permanent establishment. However, a holder of ADRs or ordinary shares who is a United States citizen or a United States resident (as defined above) will be liable to taxation on such capital gains under the laws of the United States. The JGTRRA lowers the maximum tax rate on capital gains from 20% to 15% for regular tax and alternative minimum tax purposes. The rate applies to capital assets (i.e., ADRs and ordinary shares) held for more than one year. The new rate is effective for taxable years ending on or after 6 May 2003, and beginning before 1 January 2009, with special rules for taxable years including 6 May 2003.

Estate and Gift Tax

The current Estate and Gift Tax Convention between the United States and the United Kingdom generally relieves from United Kingdom inheritance tax (the equivalent of United States estate and gift tax) the transfer of ordinary shares or of ADRs where the shareholder or holder of the ADRs making the transfer is domiciled for the purposes of the Convention in the United States and is not a national of the United Kingdom. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the United Kingdom or are related to the fixed base in the United Kingdom of a person providing independent personal services.

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

Potentially exempt transfers are transfers made to certain specified classes of person and become wholly exempt if made at least more than seven years before the death of the transferor and it becomes chargeable if not so made. Special rules apply to gifts made subject to a reservation of benefit. In the unusual case where ordinary shares or ADRs are subject to both United Kingdom inheritance tax and United States gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

Stamp Duty and Stamp Duty Reserve Tax

No UK Stamp Duty will be payable on any transfer of an ADR or on any delivery or negotiation of an ADR, provided that the instrument of transfer is executed and remains outside the UK nor will there be any liability to Stamp Duty Reserve Tax in respect of any agreement for the transfer of ADRs. Dealings in ADRs in bearer form outside the UK will be free of Stamp Duty, but certain bearer dealings within the UK may attract Stamp Duty at the rate of 1.5%.

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

A gift for no consideration of ordinary shares (other than as part of ADR or clearance service arrangements) will not attract a Stamp Duty charge if appropriately certified and is not liable to Stamp Duty Reserve Tax. A transfer of ordinary shares (other than as part of ADR or clearance service arrangements) for no consideration between nominees for the same beneficial owner will attract a fixed Stamp Duty charge of £5 and is exempt from Stamp Duty Reserve Tax.

A transfer of ordinary shares from a depositary or its agent or nominee to a person purchasing the ordinary shares from an ADR holder on cancellation of an ADR is liable to duty as a “conveyance on sale” because it completes a sale of such ordinary shares and will be liable to ad valorem Stamp Duty, payable by the purchaser.

A transfer of ordinary shares from a depositary or its agent or nominee to an ADR holder on cancellation of an ADR which is not liable to duty as a “conveyance on sale” is liable to a fixed Stamp Duty of £5.

Generally speaking, Stamp Duty is payable where shares are transferred by a document; Stamp Duty Reserve Tax is payable if the shares are in dematerialised form (e.g., in CREST, the system for the transfer of shares electronically in London) or no document is executed and stamped. Interest and penalties are payable for late payment.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2005 is estimated to be a net liability of £22.4 million (£13.1 million with respect to interest rate swaps and £9.3 million for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

Interest rate risk

The Group is exposed to interest rate risk on both interest bearing assets and interest bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

The Group’s principal borrowing currencies are US dollars, pounds sterling, and euros. Borrowings in these currencies represented 76% of the Group’s gross indebtedness at 31 December 2005 (at $1,089 million, £168 million and €948 million, respectively) and 80% of the Group’s average gross debt during the course of 2005 (at $1,759 million, £190 million and €966 million, respectively). Including the effect of interest rate and cross currency swaps, 93% of the year-end US dollar net debt is at fixed rates averaging 5.08 % for an average period of 97 months; 62% of the pounds sterling net debt is at a fixed rate of -2.23% (including the effect of the redemption premium on the £450 million 2% convertible bonds) for an average period of 16 months; and 16% of the euro net debt is at fixed rates averaging 8.27% for an average period of 32 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes.

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its fixed rate borrowings. The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of 31 December 2005 and 2004, respectively:

2005 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	551.5	5.08%	n/a	62
-floating	43.6	n/a	LIBOR	n/a
£ -fixed	104.1	(2.23)%	n/a	16
-floating	64.0	n/a	market	n/a
€ -fixed	137.7	8.27%	n/a	32
-floating	511.5	n/a	LIBOR	n/a
¥ -fixed	44.4	(1.29)%	n/a	16
Other	26.8	n/a	Various	n/a
	1,483.6

2004 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	437.2	5.19%	n/a	41
-floating	363.7[2]	n/a	LIBOR	n/a
£ -fixed	239.1	1.94%	n/a	28
€ -fixed	176.9	6.00%	n/a	42
-floating	564.6	n/a	EURIBOR	n/a
¥ -fixed	45.8	(1.29)%	n/a	28
Other	17.1	n/a	Various	n/a
	1,844.4

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility.

The significant terms of the interest rate swap agreements in place at 31 December 2005 and 2004, respectively, are summarized below:

	2005	2004	2004
	€	€	$
Notional principal amount	€ 400m	€ 400m	$ 400m
Average pay rate	EURIBOR +2.19%	EURIBOR +2.19%	LIBOR +0.69%
Average receive rate	6.0%	6.0%	5.88%
Average term	30 months	42 months	115 months
Latest maturity date	Jun 2008	Jun 2008	Jun 2014

The variable rate payable on €200 million of the euro interest rate swaps is based on three-month EURIBOR and on six-month EURIBOR for the remaining €200 million. The three and six-month EURIBOR rates at 31 December 2005 were 2.488% and 2.637%, respectively.

The relevant EURIBOR rates are not forecast in the table above.

Foreign currency

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

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At 31 December 2005 the Group holds forward foreign exchange contracts of 7.3 million Swiss Francs, 26.9 million South African Rand and 313.6 million US dollars. The forward exchange rates to sterling that the Group is fixed into are 2.2331, 11.37, and 1.7462, respectively. The contracts all mature during the first six months of 2006.

These arrangements are designed to address significant exchange exposures for the first half of 2006, and are renewed on a revolving basis as required. There were no such material contracts in place at 31 December 2004.

The following table sets forth details on the cross currency swaps as of 31 December 2005 and 2004, respectively, by currency:

	2005	2005	2005	2005	2005	2005
	£/€	$/€	£/$	£/$	€/$	£/¥
Currency principal receivable	£110.256m	$278.3m	£52.669m	£135m	€100m	£47.934m
Currency principal payable	€170m	€228m	$75m	$260m	$132.4m	¥9,000m
Currency rate receivable	4.92%	5.88%	3.43%	5.15%	2.60%	3.43%
Currency rate payable	EURIBOR -0.608%	EURIBOR +0.955	LIBOR -2.07%	3.92%	3.86%	LIBOR

	2004	2004	2004	2004
	£/ €	£/$	$/ €	£/¥
Currency principal receivable	£110.256m	£52.669m	$278.3m	£47.934m
Currency principal payable	€170m	$75m	€228m	¥9,000m
Currency rate receivable	4.89%	3.43%	EURIBOR +0.73%	3.43%
Currency rate payable	EURIBOR -0.61%	LIBOR -2.07%	LIBOR +0.6875%	FIXED —

Credit risk

The Group’s principal financial assets are bank balances and cash, trade and other receivables and investments, which represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group’s clients will continue to utilise the Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group’s largest clients, if not replaced by spending by, or the loss of one or more of, the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s prospects, business, financial condition and results of operations.

Non-derivative financial instruments

The book and fair value of our $750 million bonds, €650 million Eurobonds, $150 million convertible bonds and £450 million convertible bonds at 31 December 2005 was £1,461 million and £1,474 million, respectively. The fair value is calculated by reference to market prices at 31 December 2005. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see Item 5B.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On or about October 25, 2005, Old WPP, completed a reorganization of its capital and corporate structure through a scheme of arrangement pursuant to Section 425 of the Companies Act of 1985 of England and Wales, resulting in the formation of the Company as the new parent company of Old WPP. On October 26, 2005, the Company effected a reduction of capital, reducing the nominal value of each of its ordinary shares by 465p from 475p to 10p. This reduction of capital created distributable reserves of £5,843,422,695. Pursuant to Rule 12g-3 under the Exchange Act the Company succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act. On completion of the reorganisation, each shareholder of Old WPP received one ordinary share of the Company in place of every Old WPP ordinary share held prior to the reorganisation. Citibank, N.A., Depositary for the ADSs representing Old WPP ordinary shares, canceled Old WPP ADSs held in book entry form and issued ADSs representing ordinary shares of the Company to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive Company ADSs upon surrender of the Old WPP ADRs to the Depositary. Each Old WPP ADS represented five ordinary shares of Old WPP and each Company ADS represents five ordinary shares of the Company.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2005. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that based on the evaluation our disclosure controls and procedures were effective at that time.

(b) Not yet applicable

(c) Not yet applicable

(d) Changes in Internal Control Over Financial Reporting. There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2005, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The audit committee consisted of Colin Day, Paul Spencer, Bud Morton and Jeffrey Rosen at 31 December 2005. Esther Dyson was appointed to the committee in May 2006. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6.A. above.

ITEM 16B. Code of Ethics

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission and applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or NY at the following addresses or telephone numbers:

London:

Group Communications Director

WPP Group plc

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP Group plc

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

ITEM 16C. Principal Accountant Fees and Services

	2005	2004
	£m	£m
Auditors’ remuneration:
Services as auditors	13.1	8.4
Further assurance services[1,2]	4.8	7.5

	17.9	15.9
Non-audit services[1]:
Tax advisory	3.6	3.4
Consulting	—	0.6

	3.6	4.0
	21.5	19.9

Notes

[1]	Further assurance services comprise due diligence and transaction support services.
[2]	Further assurance and non-audit services require pre-approval by the Audit committee.

Auditors’ remuneration in respect of services as auditors has increased in the year primarily due to costs incurred in the audit of Grey and in the transition to IFRS. Auditors other than Deloitte & Touche LLP were paid £0.7 million in 2005 (2004: £0.5 million). In 2005, fees paid to auditors in respect of due diligence and transaction services, included in further assurance services above, of £0.3 million (2004: £0.9 million) were capitalised. In addition, amounts in respect of preliminary Sarbanes-Oxley related services of £2.6 million (2004: £3.8 million) are included in further assurance services.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

At the Annual General Meeting in 2004 share owners passed a special resolution authorising the Company, in accordance with its Articles of Association, to purchase up to 2% of its own shares in the market. At the Annual General Meeting in 2005, a special resolution was passed authorising the Company to purchase up to 126,473,866 (adopted at an Extraordinary General Meeting of the Company on 25 August 2005) of its own shares in the market. Purchases made in 2005 are described in the table below:

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
March	4,728,398	£6.17	4,728,398	18,978,363
April	1,800,000	£5.72	1,800,000	17,178,363
May	2,600,333	£5.77	2,600,333	14,578,030
June	3,450,000	£5.86	3,450,000	113,898,135
August	400,000	£5.72	400,000	113,498,135
September	6,200,000	£5.70	6,200,000	107,298,135
October	800,000	£5.53	800,000	106,498,135
November	3,200,000	£5.70	3,200,000	103,298,135
December	2,220,000	£7.54	2,220,000	100,678,135
Total	25,398,731	£5.99	25,398,731

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP Group plc as at 31 December 2005 and 2004 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP Group plc (incorporated herein by reference to Exhibit 1.1 of the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on 10 November 2005).

2.1	Deposit Agreement dated as of 27 October 2005 among WPP 2005 plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.*

2.2	Indenture dated as of 15 July 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.3	Forms of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.4	Agreement of Registrant to file, if requested by Securities and Exchange Commission, indenture and form of notes relating to the issuance of 5.125% Bonds due June 2004 and the issuance of 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indentures and forms of notes relating to the issuance of 2% Convertible Bonds due April 2007 (incorporated by reference to Exhibit 2.14 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2001).

2.6	U.S. $1,600,000,000 Revolving Credit Facility Agreement, dated 23 August 2005 among WPP Group plc, WPP Finance Co. Limited, WPP Group U.S. Finance Corp., Citibank International plc, Citibank, N.A. and the Lenders referred to therein.*

2.7	Form of Supplemental Indenture, dated as of 30 December 2003, among WPP Finance (USA) Corporation, WPP Group plc and Deutsche Bank Trust Company (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

2.8	Form of Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (USA) Corporation, WPP 2005 Limited, WPP Group plc and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 7/8% Notes due 15 July 2008.*

Exhibit No.	Exhibit Title

2.9	Form of Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.10	Form of First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.11	Form of Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014.*

2.12	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.14).

2.13	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.14).

2.14	Form of Letter Agreement, dated as of 7 March 2005, between WPP Group plc and Citibank, N.A., as Depositary, supplementing the Amended and Restated Deposit Agreement by and among WPP Group plc, Citibank, N.A. and all holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

2.15	Indenture, dated 28 October 2003, between Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, including the form of 5.0% Contingent Convertible Subordinated Debenture due 2033 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed by Grey Global Group Inc. on 26 January 2004 (File No. 333-112208)).

2.16	Form of First Supplemental Indenture, dated as of 28 February 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Grey on 1 March 2005 (File No. 000-07898)).

2.17	Form of Second Supplemental Indenture, dated as of 28 February 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K filed by Grey on 28 February 2005 (File No. 000-07898)).

2.18	Form of Third Supplemental Indenture, dated as of 21 October 2005, among WPP Group plc, WPP 2005 plc, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 1 of the Report on Form 6-K filed with the Securities and Exchange Commission on 16 February 2006).

2.19	Form of Fourth Supplemental Indenture, dated as of 29 December 2005, among WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 2 of the Report on Form 6-K filed with the Securities and Exchange Commission on 16 February, 2006).

Exhibit No.	Exhibit Title

4.1	Consolidated Revolving Credit Facility Agreement, dated 3 July 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated 4 July 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred to therein (incorporated by reference to Exhibit 1(b) of the Annual Report on Form 20-F filed by the Registrant on 2 July 1999).

4.2	Revolving Credit Facility and Term Out Facility Agreement, dated 7 August 2000 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by the Registrant on 28 August 2000).

4.3	2001-2003 Long Term Incentive Plan (“LTIP”) The Ogilvy Group, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.4	2001-2003 Long Term Incentive Plan (“LTIP”) J. Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.6	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.7	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.8	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.9	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.10	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.11	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.12	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.13	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.14	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

Exhibit No.	Exhibit Title

4.15	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.16	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.17	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.18	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.19	2002-2004 LTIP Ogilvy & Mather Participant Guide (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

4.20	2002-2004 LTIP J Walter Thompson Company, Inc. Participant Guide (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

4.21	2003-2005 WPP LTIP Participant Guide. (incorporated herein by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2003).

4.22	Purchase Agreement, dated 16 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, Barclays Capital Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, for themselves and on behalf of the several Initial Purchasers named on Schedule I thereto (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 21 September 2004 (File No. 333-119163)).

4.23	Registration Rights Agreement, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, Barclays Capital Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, for themselves and on behalf of the several Initial Purchasers named in Schedule I to the Purchase Agreement dated 16 June 2004 (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 21 September 2004 (File No. 333-119163)).

4.24	Agreement and Plan of Merger, dated as of 11 September 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. and First Amendment to Agreement and Plan of Merger, dated as of 1 December 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. (included as Appendix A to the proxy statement/prospectus filed as part of the Registration Statement on Form F-4 filed by the Registrant on 1 February 2005 (File No. 333-119949)).

4.25	Grey Advertising Inc. 1998 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 17 August 1998 (File No. 000-07898)).

4.26	Grey Global Group Inc. 2003 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 21 August 2003 (File No. 000-07898)).

Exhibit No.	Exhibit Title

4.27	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).

4.28	UK Service Agreement, dated 16 August 2004 and effective 1 April 2005, between WPP Group plc and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.29	USA Service Agreement, dated and effective 16 August 2004, between WPP Group plc and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.30	USA Service Agreement, dated and effective 28 April 2005, between WPP Group plc and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.31	Employment Agreement, dated as of January 1, 2002, by and between WPP Group USA, Inc. and Howard G. Paster (incorporated herein by reference to Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.32	Employment Agreement, dated 9 September 2002, between WPP Group plc and Mark Read (incorporated herein by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.33	Form of Letter Agreement, dated as of 7 March 2005, between WPP Group plc and Citibank, N.A., as Depositary, supplementing the Amended and Restated Deposit Agreement by and among WPP Group plc, Citibank, N.A. and all holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.19 to the Registrant’s Annual Registration on Form 20-F for the year ended 31 December 2003).

4.34	The WPP Executive Stock Option Plan.*

4.35	1999 Leadership Equity Acquisition Plan.*

4.36	2004 Leadership Equity Acquisition Plan.*

4.37	WPP Group plc Performance Share Plan.*

4.38	Restricted Stock Plan.*

4.39	The WPP 2005 Executive Stock Option Plan.*

4.40	The WPP Annual Bonus Deferral Programme.*

4.41	2004-2006 Long Term Incentive Plan Participant Guide.*

4.42	GroupM Executive Savings Plan Summary Plan Description.*

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer pursuant to Rule 13a–14(a) or Rule 15d–14(a).*

12.2	Certification of Chief Financial officer pursuant to Rule 13a–14(a) or Rule 15d-14(a).*

13.1	Certifications of Chief Executive Officer and Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm.*

*	filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP Group plc

By:	/S/ P W G RICHARDSON
Paul W G Richardson Group Finance Director

27 June 2006

Item 18

WPP GROUP plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP Group plc

We have audited the accompanying consolidated balance sheets of WPP Group plc and subsidiaries (the “Company”) as of 31 December 2005 and 2004, and the related consolidated statements of income, recognised income and expense and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPP Group plc and subsidiaries as of 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (“IFRS”).

Accounting principles generally accepted under IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Reconciliation to US Accounting Principles on pages F-41 to F-59 of the consolidated financial statements.

Deloitte & Touche LLP

Chartered Accountants

London, England

27 June 2006

Accounting policies

The consolidated financial statements of WPP Group plc (the Group) for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards, incorporating International Accounting Standards (IFRS) as issued by the International Accounting Standards Board. The consolidated financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union (EU) and therefore comply with Article 4 of the EU IAS Regulation.

The disclosures required by IFRS 1 (First-time Adoption of International Financial Reporting) concerning the transition from applicable accounting standards in the United Kingdom (UK GAAP) to IFRS are shown on pages F-35 to F-40.

A summary of the Group’s principal accounting policies, which have been applied consistently throughout the year is set out below.

IFRS 1 exemptions

IFRS 1 allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. The Group has taken advantage of certain of these exemptions as follows:

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group has adopted IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restated the balance sheet at that date in accordance with the requirements of these standards, which generally means a recognition of financial instruments at fair value.

Business combinations

The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004. However, the Group took the option to apply IAS 21 (the effects of changes in foreign exchange rates) retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition to IFRS.

Share-based payments

IFRS 2 (Share-based payments) applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Basis of accounting and presentation of financial statements

The financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments.

Basis of consolidation

In October 2005, pursuant to a Scheme of Arrangement under s425 of the Companies Act 1985, a new parent company was introduced which is now called WPP Group plc (Newco). The previous parent company has been renamed and re-registered as WPP 2005 Limited (Oldco).

The introduction of a new holding company constitutes a Group reconstruction and has been accounted for using merger accounting principles. Therefore, although the Group reconstruction did not become effective until October 2005, the consolidated financial statements of WPP Group plc are presented as if Newco and Oldco had always been part of the same Group. Accordingly, the results of the Group for the entire year ended 31 December 2005 are shown in the consolidated income statement and the comparative figures for the year ended 31 December 2004 are also prepared on this basis. Earnings per share are unaffected by the reorganisation.

The consolidated financial statements include the results of Newco and all its subsidiary undertakings made up to the same accounting date. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain

Accounting policies (continued)

acquired separable corporate brand names, customer relationships and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Goodwill impairment reviews are undertaken by comparing the carrying value of goodwill to the net present value of future cashflows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady or declining growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group’s commitment to develop and enhance their value. The carrying value of these intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

•	Brand names – 10-20 years
•	Customer related intangibles – 3-10 years
•	Other proprietary tools – 3-10 years

Other

•	Other (including capitalised computer software) – 3-5 years

Contingent consideration

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within interest payable and similar charges.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the assets. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

•	Freehold buildings – 50 years

•	Leasehold land and buildings – over the term of the lease or life of the asset, if shorter

•	Fixtures, fittings and equipment – 3-10 years

•	Computer equipment – 3 years

Interests in associates

The Group’s share of the profits less losses of associate undertakings net of tax, interest and minority interest is included in the consolidated income statement and the Group’s share of net assets is shown within interests in associates in the consolidated balance sheet. The Group’s share of

Accounting policies (continued)

the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

The Group accounts for joint venture investments under the equity method which is consistent with the Group’s treatment of associates.

Other investments

Other investments are designated as ‘available for sale’ and are shown at fair value with any movements in fair value taken to equity.

Inventories

Work in progress is valued at cost or on a percentage of completion basis where appropriate. Cost includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventories are stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The accounting policy under UK GAAP for the year ended 31 December 2004 is disclosed in note 27.

The accounting policy under IFRS for the period commencing 1 January 2005 is as follows:

Foreign currency and interest rate hedging

The Group’s policy on Interest Rate and Foreign Exchange Rate Management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Changes in the value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of

Accounting policies (continued)

host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase the minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within finance costs in the income statement.

Derecognition of financial liabilities

In accordance with IAS 39, a financial liability of the Group is only released to the income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The income statement charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value.

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

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

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectibility is reasonably assured.

Public relations & public affairs and Branding & identity, Healthcare and Specialist communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the income statement revenue and related costs as contract activity progresses.

Taxation

Corporate taxes are payable on taxable profits at current rates.

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution schemes, contributions are charged to the income statement as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the income

Accounting policies (continued)

statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense.

Where defined benefit schemes are funded, the assets of the scheme are held separately from those of the Group, in separate trustee-administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the income statement on a systematic basis. Any premium or discount on the acquisition of a lease is spread over the life of the lease or until the date of the first rent review.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the income statement as they arise. The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates. Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the Statement of Recognised Income and Expense.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 (Share-based payments). Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The Group has used a Black-Scholes valuation model for this purpose.

The fair value determined at the grant date is recognised in the income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non market-based vesting conditions.

IFRS 2 permits prospective adoption for grants made after November 2002, but the Group has chosen to adopt IFRS 2 on a full retrospective basis for all option and share award grants as the resulting charge better reflects the ongoing impact on the Group.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IAS 21 Amendment – Net investment in a Foreign Operation

IAS 39 Amendment – Cash flow hedges of Forecast Intragroup Transactions

IAS 39 Amendment – Fair value option

IAS 39 and IFRS 4 Amendment – Financial Guarantee Contracts

IFRS 6 Exploration for and Evaluation of Mineral Resources

Accounting policies (continued)

IFRS 7 Financial instruments: Disclosures

IFRIC 4 Determining whether an Arrangement contains a Lease

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of Embedded Derivatives.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Consolidated income statements

For the years ended 31 December 2005 and 2004

	Notes	2005 £m		2004 £m
Revenue	2	5,373.7		4,299.5
Direct costs		(241.0)		(225.1)
Gross profit		5,132.7		4,074.4
Operating costs	3	(4,479.9)		(3,598.9)
Operating profit	2	652.8		475.5
Share of results of associates	4	33.9		29.5
Profit before interest and taxation		686.7		505.0
Finance income	7	87.6		77.7
Finance costs	7	(182.3)		(148.3)
Profit before taxation		592.0		434.4
Taxation	8	(194.0)		(135.0)
Profit for the year		398.0		299.4

Attributable to:
Equity holders of the parent		363.9		273.0
Minority interests		34.1		26.4
		398.0		299.4

Earnings per share[1]	10
Basic earnings per ordinary share		30.3	p	24.0	p
Diluted earnings per ordinary share		29.7	p	23.4	p

The accompanying notes form an integral part of these income statements.

[1]	The calculations of the Group’s earnings per share is set out in note 10.

Consolidated cash flow statements

For the years ended 31 December 2005 and 2004

	Notes	2005 £m	2004 £m
Net cash inflow from operating activities	12	837.5	556.4
Investing activities
Acquisitions and disposals	12	(507.7)	(208.9)
Purchases of property, plant and equipment		(160.5)	(89.7)
Purchases of other intangible assets (including capitalised computer software)		(10.8)	(5.9)
Proceeds on disposal of property, plant and equipment		6.7	9.3
Net cash outflow from investing activities		(672.3)	(295.2)
Financing activities
Issue of shares		20.3	17.9
Share repurchases and buybacks	12	(152.3)	(88.7)
Net (decrease)/increase in borrowings	12	(595.2)	128.6
Financing and share issue costs		(2.2)	(5.0)
Equity dividends paid		(100.2)	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings		(24.0)	(22.5)
Net cash outflow from financing activities		(853.6)	(51.4)
Net (decrease)/increase in cash and cash equivalents		(688.4)	209.8
Translation differences		85.0	(44.6)
Cash and cash equivalents at beginning of year		1,283.0	1,117.8
Cash and cash equivalents at end of year	12	679.6	1,283.0

The accompanying notes form an integral part of these cash flow statements.

Consolidated statements of recognised income and expense

For the years ended 31 December 2005 and 2004

	2005 £m	2004 £m
Profit for the year	398.0	299.4
Exchange adjustments on foreign currency net investments	266.1	(102.7)
Revaluation of other investments	21.0	–
Actuarial loss on defined benefit pension schemes	(16.5)	(18.2)
Deferred tax on defined benefit pension schemes	3.6	3.3
Total recognised income and expense relating to the year	672.2	181.8
Attributable to:
Equity holders of the parent	638.1	155.4
Minority interests	34.1	26.4
	672.2	181.8

The accompanying notes form an integral part of these statements of recognised income and expense.

Consolidated balance sheets

At 31 December 2005 and 2004

	Notes	2005 £m	2004 £m
Non-current assets
Intangible assets:
Goodwill	14	5,675.2	4,389.7
Other	14	1,260.6	773.6
Property, plant and equipment	15	423.5	309.8
Interests in associates	16	509.9	385.5
Other investments	16	55.3	8.1
Deferred tax assets	17	130.3	100.2
Trade and other receivables	19	142.1	59.5
		8,196.9	6,026.4
Current assets
Inventories	18	281.5	220.6
Trade and other receivables	19	4,795.5	2,541.5
Trade receivables within working capital facility:
Gross receivables	20	–	545.7
Non-returnable proceeds	20	–	(261.0)
		–	284.7
Cash and short-term deposits		1,115.2	1,616.0
		6,192.2	4,662.8
Current liabilities
Trade and other payables	21	(6,828.4)	(4,515.9)
Corporate income tax payable		(56.5)	(53.1)
Bank overdrafts and loans	23	(457.8)	(597.8)
		(7,342.7)	(5,166.8)
Net current liabilities		(1,150.5)	(504.0)
Total assets less current liabilities		7,046.4	5,522.4
Non-current liabilities
Bonds and bank loans	23	(1,461.4)	(1,318.6)
Trade and other payables	22	(703.0)	(536.6)
Deferred tax liabilities	17	(533.1)	(312.3)
Provision for post-employment benefits	26	(231.4)	(202.3)
Provisions for liabilities and charges	24	(131.7)	(86.9)
		(3,060.6)	(2,456.7)
Net assets		3,985.8	3,065.7
Equity
Called-up share capital	28,29	125.3	118.5
Share premium account	29	2.1	1,002.2
Shares to be issued	29	37.2	49.9
Merger reserve	29	(1,388.1)	2,920.6
Other reserves	29	167.3	(90.6)
Own shares	29	(292.9)	(277.7)
Retained earnings	29	5,253.6	(711.8)
Equity share owners’ funds		3,904.5	3,011.1
Minority interests		81.3	54.6
Total equity		3,985.8	3,065.7

The accompanying notes form an integral part of these balance sheets.

Consolidated statements of share owners’ funds

For the years ended 31 December 2005 and 2004

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own[1] Shares £m	Retained earnings £m	Total £m
Balance at 1 January 2004	118.7	955.3	130.0	2,921.0	2.1	(307.8)	(829.1)	2,990.2
Ordinary shares issued	1.1	46.9	(23.1)	10.2	–	–	(2.3)[2]	32.8
Share issue/cancellation costs	–	–	–	(0.3)	–	–	(0.5)	(0.8)
Share cancellations	(1.3)	–	–	–	1.3	–	(73.6)	(73.6)
Exchange adjustments on foreign currency net investments	–	–	–	–	(102.7)	–	–	(102.7)
Net profit for the year	–	–	–	–	–	–	273.0	273.0
Dividends paid	–	–	–	–	–	–	(81.6)	(81.6)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	58.8	58.8
Tax benefit of share-based payments	–	–	–	–	8.7	–	–	8.7
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	30.1	(45.0)	(14.9)
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(18.2)	(18.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.3	3.3
Transfer to goodwill	–	–	(57.0)	(10.3)	–	–	–	(67.3)
Other movements	–	–	–	–	–	–	3.4	3.4
Balance at 31 December 2004	118.5	1,002.2	49.9	2,920.6	(90.6)	(277.7)	(711.8)	3,011.1
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005[3]	–	–	–	–	30.8	–	(92.9)	(62.1)
Reclassification due to Group reconstruction	5,843.4	(1,037.9)	–	(4,800.5)	(5.0)	–	–	–
Capital reduction to 10p per ordinary share	(5,843.4)	–	–	–	–	–	5,843.4	–
Ordinary shares issued in respect of acquisitions	7.8	0.7	19.7	478.2	–	–	–	506.4
Other ordinary shares issued	1.2	37.3	(32.4)	21.8	–	–	(9.6)[2]	18.3
Share issue/cancellation costs	–	(0.2)	–	(3.2)	–	–	(0.2)	(3.6)
Share cancellations	(2.1)	–	–	–	2.1	–	(123.3)	(123.3)
Exchange adjustments on foreign currency net investments	–	–	–	–	266.1	–	–	266.1
Net profit for the year	–	–	–	–	–	–	363.9	363.9
Dividends paid	–	–	–	–	–	–	(100.2)	(100.2)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	68.6	68.6
Tax benefit of share-based payments	–	–	–	–	–	–	12.9	12.9
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	(15.2)	(13.8)	(29.0)
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(16.5)	(16.5)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.6	3.6
Transfer to goodwill	(0.1)	–	–	(5.0)	–	–	–	(5.1)
Revaluation of other investments	–	–	–	–	21.0	–	–	21.0
Recognition of financial instruments during the year	–	–	–	–	(27.6)	–	–	(27.6)
Reclassification of equity component of convertible bond redeemed during the year	–	–	–	–	(29.5)	–	29.5	–
Balance at 31 December 2005	125.3	2.1	37.2	(1,388.1)	167.3	(292.9)	5,253.6	3,904.5

The accompanying notes form an integral part of this statement of share owners’ funds.

Notes

[1]	The Company’s holdings of own shares are stated at cost and represent purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP Group plc for the purpose of funding certain of the Group’s long-term incentive plan liabilities, details of which are disclosed in Item 6.
The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs.
The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2005 was 53,297,356 (2004: 51,657,256) and £335.2 million (2004: £296.0 million) respectively.
[2]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.
[3]	The impact of IAS 32 and IAS 39 on equity share owners’ funds at 1 January 2005 is analysed further on page F-40.

Notes to the consolidated financial statements

1. General information

WPP Group plc is a company incorporated in the UK under the Companies Act 1985. The terms “Company” and “Group” as used herein shall mean WPP and its subsidiaries. The address of the registered office is Pennypot Industrial Estate, Hythe, Kent, CT21 6PE. The nature of the Group’s operations and its principal activities are set out in note 2.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out on pages F-2 to F-8.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

For management purposes, the Group is currently organised into four operating segments – Advertising and Media investment management; Information, insight & consultancy; Public relations & public affairs; and Branding & identity, Healthcare and Specialist communications. These disciplines are the basis on which the Group reports its primary information. The Group’s operations are located in North America; the UK; Continental Europe; and Asia Pacific, Latin America, Africa & Middle East and the Group’s performance has historically been linked with the economic performance of these regions. These divisions are the basis on which the Group reports its secondary information.

Performance of the Group’s businesses is reviewed by management based on profit before interest, taxation, goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs (“Headline PBIT”). These amounts are presented below by segment for each of the two years ended 31 December 2005 and 2004, respectively.

Operating sectors

Segment information about these businesses is presented below:
	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Revenue[1]	2,606.4	1,985.3	810.4	744.8	534.4	445.2	1,422.5	1,124.2	5,373.7	4,299.5

Operating profit	334.0	264.4	69.4	63.8	72.1	39.4	177.3	107.9	652.8	475.5
Share of results of associates	16.1	18.2	6.9	5.0	2.1	1.3	8.8	5.0	33.9	29.5
Profit before interest and taxation	350.1	282.6	76.3	68.8	74.2	40.7	186.1	112.9	686.7	505.0
Finance income									87.6	77.7
Finance costs									(182.3)	(148.3)
Profit before taxation									592.0	434.4
Taxation									(194.0)	(135.0)
Profit for the year									398.0	299.4

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.

	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Headline PBIT[1]	402.7	295.0	83.4	66.1	75.3	58.4	193.4	140.7	754.8	560.2
Headline PBIT margin %	15.5	14.9	10.3	8.9	14.1	13.1	13.6	12.5	14.0	13.0

Notes

[1]	See note 32 for reconciliation of Headline PBIT to PBIT.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Other information
Goodwill and acquired intangibles additions	1,107.0	8.0	23.1	162.8	61.1	34.7	291.4	4.9	1,482.6	210.4
Capital additions[1]	96.8	48.5	17.6	18.2	20.1	11.9	36.8	23.4	171.3	102.0
Depreciation and amortisation	85.5	49.3	17.8	18.6	12.1	10.3	32.0	25.2	147.4	103.4
Goodwill impairment and write-downs	35.6	20.7	7.1	3.8	0.4	17.8	4.0	10.9	47.1	53.2
Interests in associates	294.0	260.5	96.8	17.2	18.2	14.3	100.9	93.5	509.9	385.5

Balance sheet
Assets
Segment assets	9,842.9	6,746.3	949.4	708.2	625.5	435.4	1,725.8	1,083.1	13,143.6	8,973.0
Unallocated corporate assets [2]									1,245.5	1,716.2
Consolidated total assets									14,389.1	10,689.2
Liabilities
Segment liabilities	(5,949.9)	(3,864.4)	(401.1)	(363.8)	(249.5)	(179.6)	(921.2)	(643.3)	(7,521.7)	(5,051.1)
Unallocated corporate liabilities [2]									(2,881.6)	(2,572.4)
Consolidated total liabilities									(10,403.3)	(7,623.5)

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Contributions by geographical area were as follows:
		2005 £m		2004 £m
Revenue[2]
North America		2,106.9		1,651.9
UK		808.1		728.5
Continental Europe		1,410.3		1,134.8
Asia Pacific, Latin America, Africa & Middle East		1,048.4		784.3
		5,373.7		4,299.5
Headline PBIT[1]	Margin		Margin
North America	16.6%	350.1	15.2%	251.2
UK	10.5%	84.6	10.4%	75.7
Continental Europe	12.5%	176.1	11.3%	128.1
Asia Pacific, Latin America, Africa & Middle East	13.7%	144.0	13.4%	105.2
	14.0%	754.8	13.0%	560.2
Segment Assets
North America		5,119.7		4,002.8
UK		1,359.9		1,423.6
Continental Europe		4,100.3		1,990.7
Asia Pacific, Latin America, Africa & Middle East		2,563.7		1,555.9
		13,143.6		8,973.0
Capital additions[3]
North America		80.5		34.4
UK		28.7		24.3
Continental Europe		31.1		21.3
Asia Pacific, Latin America, Africa & Middle East		31.0		22.0
		171.3		102.0

Notes

[1]	See note 32 for reconciliation of Headline PBIT to PBIT.
[2]	Intersegment sales have not been separately disclosed as they are not material.
[3]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

3. Operating costs

	2005 £m	2004 £m
Total staff costs (note 5)	3,186.3	2,531.3
Establishment costs	387.6	327.6
Other operating costs (net)	906.0	740.0
Total operating costs	4,479.9	3,598.9
Operating costs include:
Goodwill impairment	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 14)[1]	1.1	12.6
Amortisation of acquired intangible assets (note 14)	25.3	–
Amortisation of other intangible assets (note 14)	10.7	6.7
Depreciation of property, plant and equipment (note 15)	111.4	96.7
Loss on sale of property, plant and equipment	1.1	1.9
Gains on disposal of investments (note 6)	(4.3)	(3.0)
Investment write-downs (note 6)	–	5.0
Net foreign exchange losses	0.8	1.8
Operating lease rentals:
Land and buildings	237.8	205.1
Plant and machinery	34.8	37.5
	272.6	242.6

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

All of the operating costs of the Group are related to administrative expenses.

Notes

[1]	The goodwill write-down in relation to the utilisation of pre-acquisition tax losses is due to the better than expected performance of certain acquisitions in the year. This enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

Auditors’ remuneration:

	2005 £m	2004 £m
Services as auditors	13.1	8.4
Further assurance services[1,2]	2.2	3.7
Preliminary Sarbanes-Oxley-related services	2.6	3.8
	17.9	15.9
Non-audit services[2]:
Tax advisory	3.6	3.4
Consulting	–	0.6
	21.5	19.9

Notes

[1]	Further assurance services comprise due diligence and transaction support services.
[2]	Further assurance and non-audit services require pre-approval by the Audit committee.

Auditors remuneration in respect of services as auditors has increased in the year primarily due to costs incurred in the audit of Grey and in the transition to IFRS.

Audit fees paid to Deloitte & Touche LLP include £0.5 million (2004: £0.5 million) in respect of the parent company. Auditors other than Deloitte & Touche LLP were paid £0.7 million (2004: £0.5 million). In 2005 fees paid to auditors in respect of due diligence and transaction services, included in further assurance services above, of £0.3 million (2004: £0.9 million) were capitalised.

Minimum committed annual rentals

Amounts payable in 2006 under the foregoing leases will be as follows:

	Plant and machinery		Land and buildings
	2006 £m	2005 £m	2006 £m	2005 £m
In respect of operating leases which expire:
– within one year	7.0	6.9	20.6	24.0
– within two to five years	17.9	19.3	94.5	74.0
– after five years	1.8	1.5	90.0	75.9
	26.7	27.7	205.1	173.9

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2005 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December
2006	231.8	(18.2)	213.6
2007	202.2	(17.7)	184.5
2008	176.4	(17.0)	159.4
2009	156.5	(15.3)	141.2
2010	112.9	(13.9)	99.0
Later years	360.0	(39.2)	320.8
	1,239.8	(121.3)	1,118.5

4. Share of results of associates

Share of results of associates include:

	2005 £m	2004 £m
Share of profit before interest and taxation	54.0	48.1
Share of interest and minority interest	(0.9)	(0.7)
Share of taxation	(19.2)	(17.9)
	33.9	29.5

5. Our people

Our staff numbers averaged 70,936 against 57,788 in 2004, including acquisitions.

Their geographical distribution was as follows:

	2005	2004
North America	21,261	17,271
UK	8,007	7,069
Continental Europe	18,644	14,793
Asia Pacific, Latin America, Africa & Middle East	23,024	18,655
	70,936	57,788

Their operating sector distribution was as follows:

	2005	2004
Advertising and Media investment management	38,084	29,419
Information, insight & consultancy	10,089	9,482
Public relations & public affairs	5,901	5,136
Branding & identity, Healthcare and Specialist communications	16,862	13,751
	70,936	57,788

At the end of 2005 staff numbers were 74,631 (2004: 59,932). Including all employees of associated undertakings, this figure is approximately 92,000 (2004: 84,000).

Total staff costs were made up as follows:

	2005 £m	2004 £m
Wages and salaries	2,182.1	1,718.4
Cash-based incentive plans	159.0	130.7
Share-based incentive plans (note 25)	68.6	58.8
Social security costs	267.3	210.0
Other pension costs (note 26)	75.6	64.4
Other staff costs	433.7	349.0
	3,186.3	2,531.3
Staff cost to revenue ratio	59.3%	58.9%

Compensation for key management personnel is disclosed in Item 6.

6. Investment gains and write-downs

Investment gains

In 2005, profits of £4.3 million (2004: £3.0 million) were realised on the disposal of a number of equity interests held by the Group in North America and Europe.

Investment write-downs

In 2004, investment write-downs of £5.0 million comprised write-downs on certain non-core minority investments in new media companies and other technology ventures.

These transactions did not have a material effect on the Group’s tax charge or minority interest.

Notes to the consolidated financial statements (continued)

6. Investment gains and write-downs (continued)

Other items

The Group has released £10.1 million (2004: £14.0 million) to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2004. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. For this reason, the Group considers that the combination of the above releases and charges, when taken together, does not materially impact the Group’s quality of earnings.

7. Finance income and finance costs

Finance income includes:

	2005 £m	2004 £m
Expected return on pension scheme assets	24.2	21.3
Investment income	5.6	–
Interest income	57.8	56.4
	87.6	77.7

Finance costs include:

	2005 £m	2004 £m
Interest on pension scheme liabilities	32.0	30.8
Interest payable and similar charges[1]	141.4	117.5
Finance charges (excluding revaluation of financial instruments)	173.4	148.3
Revaluation of financial instruments	8.9	–
	182.3	148.3

Notes

[1]	The charge of £141.4 million for the year ended 31 December 2005 includes an expense of £13.8 million arising from the change in accounting for the Group’s convertible bonds following the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005. Prior-year comparatives have not been restated as permitted by IFRS 1. This approach also applies to the initial recognition and subsequent re-measurement of the fair value of other financial instruments shown below. UK GAAP has continued to be applied in accounting for financial instruments in previous years.

The following are included in the revaluation of financial instruments shown above:

	2005 £m	2004 £m
Movements in fair value of treasury instruments	3.0	–
Revaluation of put options over minority interests (note 21)	5.8	–
Other	0.1	–
	8.9	–

Interest payable on the Group’s borrowings, other than the bonds, is payable at a margin of between 0.125% and 0.275% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $750 million of US dollar bonds at a weighted average interest rate of 6.01% (prior to any interest rate swaps or cross-currency swaps), €650 million of Eurobonds at 6% (prior to any interest rate or currency swaps), £450 million of convertible bonds at 3.00% (including redemption premium accrual and prior to any interest rate or currency swaps) and $150 million of convertible bonds at a rate of 5%.

Average borrowings under the Revolving Credit Facilities (note 11) amounted to $405.3 million at an average interest rate of 4.11% inclusive of margin.

8. Taxation

The tax charge is based on the profit for the year and comprises:

	2005 £m	2004 £m
Current tax
UK corporation tax at 30%:
Current year	32.9	22.5
Prior years	(24.4)	–
	8.5	22.5
Foreign tax:
Current year	177.3	108.6
Prior years	9.9	9.6
	187.2	118.2
Total current tax	195.7	140.7
Deferred tax
Current year	(1.7)	(5.7)
Tax expense	194.0	135.0

The tax charge for the year can be reconciled to profit before taxation in the income statement as follows:

	2005 £m	2004 £m
Profit before taxation	592.0	434.4
Tax at the UK corporation tax rate of 30%	177.6	130.3
Tax effect of share of results of associates	(10.2)	(8.9)
Tax effect of expenses that are not deductible in determining taxable profit	12.4	1.3
Tax effect of utilisation or recognition of tax losses not previously recognised	(16.8)	(18.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	18.5	20.0
Unused tax losses carried forward	12.5	10.6
Tax expense	194.0	135.0
Effective tax rate on profit before taxation	32.8%	31.1%

9. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

Per share	2005 Pence per share		2004 Pence per share		2005 £m	2004 £m
2004 Final dividend paid	5.28	p	4.40	p	64.1	52.2
2005 Interim dividend paid	3.00	p	2.50	p	36.2	29.4
	8.28	p	6.90	p	100.3	81.6

Per ADR[1]	Cents per ADR		Cents per ADR		$m	$m
2004 Final dividend paid	48.4	¢	36.0	¢	117.5	85.4
2005 Interim dividend paid	27.3	¢	22.9	¢	65.8	53.9
	75.7	¢	58.9	¢	183.3	139.3

Proposed final dividend for the year ended 31 December 2005:

Per share	2005 Pence per share		2004 Pence per share
2005 Final dividend proposed[2]	6.34	p	5.28	p

Per ADR[1]	Cents per ADR		Cents per ADR
2005 Final dividend proposed[2]	57.7	¢	48.4	¢

Notes

[1]	These figures have been translated for convenience purposes only, using the approximate average rate for the year. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Notes to the consolidated financial statements (continued)

9. Ordinary dividends (continued)

[2]	The Annual General Meeting to approve the final dividend will be on 27 June 2006 and therefore the final dividend has not been included as a liability in these financial statements.

10. Earnings per share

Basic EPS

The basic EPS is set out below:

	2005		2004
Earnings[1] (£m)	363.9		273.0
Average shares used in Basic EPS calculation (m)	1,200.1		1,136.1
Basic EPS	30.3	p	24.0	p

Notes

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The diluted EPS is set out below:

	2005		2004
Diluted Earnings (£m)	363.9		285.2
Average shares used in Diluted EPS calculation (m)	1,224.8		1,219.6
Diluted EPS	29.7	p	23.4	p

Diluted EPS has been calculated based on the earnings amounts above. In 2005, the Group’s convertible bonds were antidilutive to earnings per share and therefore excluded from the calculation. Had the convertible bonds been dilutive to earnings per share, incremental shares attributable to the assumed conversion of the bonds would have increased diluted shares outstanding by 49.8 million. In addition, options to purchase 12.0 million and 18.4 million ordinary shares were outstanding at 31 December 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the shares and, therefore, the effect would be antidilutive. For the year ended 31 December 2004, both the $287.5 million convertible bonds and the £450 million convertible bonds were dilutive and earnings were consequently increased by £12.2 million.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005 m	2004 m
Average shares used in Basic EPS calculation	1,200.1	1,136.1
Dilutive share options outstanding	18.6	20.6
Other potentially issuable shares	6.1	4.6
$287.5 million convertible bonds	–	16.4
£450 million convertible bonds	–	41.9
Shares used in Diluted EPS calculation	1,224.8	1,219.6

At 31 December 2005 there were 1,252,899,372 ordinary shares in issue.

11. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	2005 Shares £m	2004 Shares £m	2005 Debt £m	2004 Debt £m
Analysis of changes in financing
Beginning of year	1,120.7	1,074.0	1,583.4	1,479.3
Reclassification due to Group reconstruction	(1,037.9)	–	–	–
Shares issued in respect of acquisitions	8.5	–	–	–
Other issues of share capital	38.5	48.0	–	–
Share cancellations	(2.1)	(1.3)	–	–
Share issue costs paid	(0.2)	–	–	–
Transfer to goodwill	(0.1)	–	–	–
IAS 32 and IAS 39 adjustment at 1 January 2005 (note 13)	–	–	254.3	–
Net (decrease)/increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	(595.1)	128.6
Debt acquired (net)	–	–	140.8	9.6
Net amortisation of financing costs included in net debt	–	–	7.9	3.8
Other movements	–	–	16.2	–
Exchange adjustments	–	–	76.1	(37.9)
End of year	127.4	1,120.7	1,483.6	1,583.4

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2005, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £127.4 million (2004: £1,120.7 million), further details of which are disclosed in notes 28 and 29.

Debt

USA bond During 2005, the Group repaid $200 million of 6.625% bonds due 2005. The Group has in issue $100 million of 6.875% bonds due 2008 and $650 million of 5.875% bonds due 2014.

Grey debt In March 2005, subsequent to its acquisition by the Group, Grey Global Group Inc repaid $75 million of 7.41% Senior Notes due 2009 and $50 million of 8.17% Senior Notes due 2007 together with accrued interest of $4 million and make-whole payments of $10.85 million.

Eurobond The Group has in issue €650 million of 6.0% bonds due 2008 and during 2004, repaid €350 million of 5.125% bonds.

Revolving Credit Facilities During 2005, the Group replaced its existing $750 million Revolving Credit Facility with a new $1.6 billion seven-year Revolving Credit Facility due August 2012. The Group’s syndicated borrowings drawn down, in US dollars and pounds sterling, averaged $405.3 million. The Group had available undrawn committed facilities of £931 million at 31 December 2005 (2004: £391 million).

Borrowings under the Revolving Credit Facility and certain other debt instruments are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. The Group is currently in compliance with both covenants.

Convertible bonds

In October 2000, with the purchase of Young & Rubicam Inc, the Group acquired $287.5 million of 3% convertible bonds which were redeemed on their due date, 15 January 2005.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible at any time into 41,860,465 WPP ordinary shares at an initial price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion

Notes to the consolidated financial statements (continued)

11. Sources of finance (continued)

price increases during the life of the bonds to £11.33 per share into the same number of shares as above. The effective interest rate on the liability component is 7.2%.

In March 2005, with the purchase of Grey Global Group Inc, the Group acquired $150 million of 5% convertible debentures due 2033. Each debenture holder has the right to require Grey and WPP (as co-obligor) to repurchase as of each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest. WPP has the unrestricted right to call the bond at par from 2013. Each $1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and $499.31 of cash and is convertible at the option of the holder at any time. The effective interest rate on the liability component is 4.5%.

The convertible bonds have a nominal value of £537.3 million at 31 December 2005 (2004: £600.1 million). In accordance with IAS 32 and IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £525.5 million and the equity component is £68.7 million as at 31 December 2005. Prior year comparatives have not been restated as permitted by IFRS 1 and UK GAAP has continued to be applied in accounting for financial instruments in previous years.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2005 to be approximately £537 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of net debt with debt analysed by year of repayment:

Debt	2005 £m	2004 £m
Within one year	(22.2)	(264.8)
Between one and two years	(446.2)	(2.5)
Between two and three years	(521.8)	(453.3)
Between three and four years	–	(510.9)
Between four and five years	–	–
Over five years	(493.4)	(351.9)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(1,483.6)	(1,583.4)
Short-term overdrafts – within one year	(435.6)	(333.0)
Debt financing	(1,919.2)	(1,916.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2005 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	551.5	5.08%	n/a	62
	– floating	43.6	n/a	LIBOR	n/a
£	– fixed	104.1	(2.23%)	n/a	16
	– floating	64.0	n/a	market	n/a
€	– fixed	137.7	8.27%	n/a	32
	– floating	511.5	n/a	LIBOR	n/a
¥	– fixed	44.4	(1.29%)	n/a	16
Other		26.8	n/a	various	n/a
		1,483.6

11. Sources of finance (continued)

2004 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	437.2	5.19%	n/a	41
	– floating	363.7[2]	n/a	LIBOR	n/a
£	– fixed	239.1	1.94%	n/a	28
€	– fixed	176.9	6.00%	n/a	42
	– floating	564.6	n/a	EURIBOR	n/a
¥	– fixed	45.8	(1.29%)	n/a	28
Other		17.1	n/a	Various	n/a
		1,844.4

Notes

[1]	Weighted average.
[2]	Including drawings on working capital facility as described in note 20.

12. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-10.

Net cash from operating activities:

	2005 £m	2004 £m
Operating profit	652.8	475.5
Adjustments for:
Non-cash share-based incentive plans (including share options)	68.6	58.8
Depreciation of property, plant and equipment	111.4	96.7
Impairment of goodwill	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.1	12.6
Amortisation of acquired intangible assets	25.3	–
Amortisation of other intangible assets	10.7	6.7
Profits on disposal of equity interests	(4.3)	(3.0)
Loss on sale of property, plant and equipment	1.1	1.9
Amounts written off investments	–	5.0
Decrease in inventories and work in progress	39.5	40.1
Increase in receivables	(618.5)	(414.6)
Increase/(decrease) in payables – short term	710.4	339.0
– long term	(33.8)	29.9
Increase in provisions	10.0	0.8
Corporation and overseas tax paid	(136.0)	(101.3)
Interest and similar charges paid	(128.2)	(99.7)
Interest received	62.4	48.9
Investment income	5.6	–
Dividends from associates	13.4	18.5
Net cash inflow from operating activities	837.5	556.4

Notes to the consolidated financial statements (continued)

12. Analysis of cash flows (continued)

Acquisitions and disposals:
	2005 £m	2004 £m
Initial cash consideration	(561.2)	(97.3)
Cash and cash equivalents acquired (net)	173.9	6.3
Earnout payments	(96.7)	(78.6)
Loan note redemptions	(33.0)	(26.6)
Purchase of other investments (including associates)	(29.0)	(22.0)
Proceeds on disposal of investments	38.3	9.3
Net cash outflow	(507.7)	(208.9)

Share repurchases and buybacks:

	2005 £m	2004 £m
Share cancellations (including brokerage fees)	(123.3)	(73.7)
Purchase of own shares by ESOP trust	(29.0)	(15.0)
Net cash outflow	(152.3)	(88.7)

Net (decrease)/increase in borrowings:
	2005 £m	2004 £m
Increase in drawings on bank loans	17.1	0.9
Repayment of $287.5 million convertible bonds	(154.5)	–
Repayment of $125 million Grey debt	(65.3)	–
Repayment of working capital facility	(277.2)	–
Repayment of $200 million bonds	(115.3)	–
Proceeds from issue of $650 million 10 year bonds	–	358.2
Repayment of €350 million bonds	–	(230.5)
Net cash (outflow)/inflow	(595.2)	128.6

Cash and cash equivalents:
	2005 £m	2004 £m
Cash at bank and in hand	1,029.0	1,372.0
Short-term bank deposits	86.2	244.0
Overdrafts[1]	(435.6)	(333.0)
Cash and cash equivalents at end of year	679.6	1,283.0

Notes

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

13. IAS 32 and IAS 39 adjustment at 1 January 2005

The IAS 32 and IAS 39 adjustments to debt at 1 January 2005 are made up of the following:

£m
Reclassification of components of convertible debt	32.4
Reclassification of deferred gain arising on termination of swaps	(18.6)
Recognition of financial instruments at fair value	(7.1)
Reclassification of the working capital facility[1]	(261.0)
(254.3)

[1]	The Group had a working capital facility (the advance of cash financing against which certain trade debts have been assigned) that IAS 32 and IAS 39 require to be presented as a bank borrowing. As the Group has elected to apply IAS 32 and IAS 39 from 1 January 2005, debt at 31 December 2004 has been presented to comply with 2004 UK GAAP as a deduction from debtors, in accordance with the ‘linked presentation’ required by FRS 5 (Reporting the substance of transactions). The drawdown on the facility was transferred to debt at 1 January 2005. The facility was repaid and cancelled on 31 August 2005.

14. Intangible assets

Goodwill

The movements in 2005 and 2004 were as follows:

Cost:	£m
1 January 2004	4,630.4
Additions[1]	203.4
Exchange differences	(105.3)
31 December 2004	4,728.5
Additions[1]	1,128.1
Reclassifications to interests in associates	(37.1)
Disposals	(47.1)
Exchange differences	277.1
31 December 2005	6,049.5

Accumulated impairment losses and write-downs:
1 January 2004	285.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	12.6
Impairment losses for the year	40.6
31 December 2004	338.8
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.1
Impairment losses for the year	34.4
31 December 2005	374.3

Net book value:
31 December 2005	5,675.2
31 December 2004	4,389.7
1 January 2004	4,344.8

Notes

[1]	Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates in note 16.

Significant components of goodwill as at 31 December 2005 and 2004 are:

	2005 £m	2004 £m
Young & Rubicam	2,369.9	2,087.7
Grey	992.0	–
Mediaedge:cia	921.3	902.7
Other	1,392.0	1,399.3
Total goodwill	5,675.2	4,389.7

Notes to the consolidated financial statements (continued)

14. Intangible assets (continued)

Other intangible assets:

The movements in 2005 and 2004 were as follows:

Cost:	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
1 January 2004	797.9	–	50.9	848.8
Additions	–	–	5.9	5.9
Disposals	–	–	(0.5)	(0.5)
Acquired on acquisition of a subsidiary	–	7.0	–	7.0
Exchange differences	(55.3)	–	–	(55.3)
31 December 2004	742.6	7.0	56.3	805.9
Additions	–	–	10.8	10.8
Disposals	–	–	(5.1)	(5.1)
Acquired on acquisition of a subsidiary	–	354.5	8.7	363.2
Other movements	–	–	7.3	7.3
Exchange differences	154.4	(4.9)	2.8	152.3
31 December 2005	897.0	356.6	80.8	1,334.4

Amortisation:
1 January 2004	–	–	25.6	25.6
Charge for the year	–	–	6.7	6.7
31 December 2004	–	–	32.3	32.3
Charge for the year	–	25.3	10.7	36.0
Disposals	–	–	(4.9)	(4.9)
Acquired on acquisition of a subsidiary	–	–	3.4	3.4
Other movements	–	–	4.2	4.2
Exchange differences	–	1.0	1.8	2.8
31 December 2005	–	26.3	47.5	73.8

Net book value:
31 December 2005	897.0	330.3	33.3	1,260.6
31 December 2004	742.6	7.0	24.0	773.6
1 January 2004	797.9	–	25.3	823.2

Brands with an indefinite life represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The most significant of these is the Young & Rubicam Group with a carrying value of £539.4 million at 31 December 2005 (2004: £453.4 million).

The estimated aggregate amortisation expense in respect of other intangible assets (including acquired intangibles) for each of the next five years is as follows: £52.6 million in 2006, £42.2 million in 2007, £38.4 million in 2008, £32.8 million in 2009 and £31.4 million in 2010.

In accordance with the Group’s accounting policy, the carrying values of goodwill and other intangible assets are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The 2005 impairment review was initially undertaken as at 30 June 2005 and then updated as at 31 December 2005. The review assessed whether the carrying value of goodwill was supported by the net present value of future cashflows derived from assets using a projection period of up to five years for each cash-generating unit. After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit. Except as noted below, an annual growth rate of 3.0% and a pre-tax discount rate of 11.9% have been assumed. Projections for Young & Rubicam assume an annual growth rate of 4.4%. The projections also include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s weighted average cost of capital of 7.8%. An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Impairment charges of £46.0 million and £40.6 million were

14. Intangible assets (continued)

recorded in the years ended 31 December 2005 and 2004, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

The estimates and assumptions made in connection with impairment testing could differ from future actual results of operations and cash flows. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

15. Property, plant and equipment

The movements in 2005 and 2004 were as follows:

	Land and buildings			Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:	Land £m	Freehold buildings £m	Short leasehold buildings £m
1 January 2004	15.1	38.4	273.2	251.1	352.3	930.1
Additions	–	0.7	27.3	19.4	48.7	96.1
New acquisitions	–	2.5	3.3	12.3	27.8	45.9
Disposals	–	(1.6)	(14.2)	(28.7)	(44.0)	(88.5)
Exchange adjustments	(1.0)	(1.3)	(7.9)	(13.2)	(7.6)	(31.0)
31 December 2004	14.1	38.7	281.7	240.9	377.2	952.6
Additions	–	0.7	59.8	36.5	63.5	160.5
New acquisitions	9.1	0.8	78.4	69.4	33.5	191.2
Disposals	(3.0)	(0.1)	(35.1)	(46.7)	(104.2)	(189.1)
Exchange adjustments	(5.1)	11.2	25.9	16.1	16.0	64.1
31 December 2005	15.1	51.3	410.7	316.2	386.0	1,179.3

Depreciation:
1 January 2004	–	16.4	129.7	173.3	291.4	610.8
New acquisitions	–	0.4	1.7	9.6	17.7	29.4
Charge for the year	–	2.4	25.8	23.0	45.5	96.7
Disposals	–	(0.3)	(11.3)	(24.0)	(42.3)	(77.9)
Exchange adjustments	–	(0.4)	(6.9)	(7.0)	(1.9)	(16.2)
31 December 2004	–	18.5	139.0	174.9	310.4	642.8
New acquisitions	0.5	0.4	47.2	53.5	19.2	120.8
Charge for the year	0.4	1.5	34.1	27.6	47.8	111.4
Disposals	(0.9)	–	(31.6)	(43.0)	(90.0)	(165.5)
Exchange adjustments	(0.8)	3.1	15.9	12.8	15.3	46.3
31 December 2005	(0.8)	23.5	204.6	225.8	302.7	755.8

Net book value:
31 December 2005	15.9	27.8	206.1	90.4	83.3	423.5
31 December 2004	14.1	20.2	142.7	66.0	66.8	309.8
1 January 2004	15.1	22.0	143.5	77.8	60.9	319.3

Leased assets (other than leasehold buildings) included above have a net book value of £8.3 million (2004: £8.5 million). Future obligations in respect of these leased assets are £9.0 million (2004: £8.6 million) and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £36.9 million (2004: £30.9 million).

Notes to the consolidated financial statements (continued)

16. Interests in associates and other investments

The movements in 2005 and 2004 were as follows:

	Net assets of associate under- takings £m	Goodwill and other intangibles of associate under- takings £m	Total associates £m	Other invest- ments £m
1 January 2004	156.9	187.5	344.4	22.0
Additions	(0.5)	–	(0.5)	0.8
Goodwill arising on acquisition of new associates	–	36.0	36.0	–
Share of results of associate undertakings	29.5	–	29.5	–
Dividends and other movements	(21.2)	–	(21.2)	(4.9)
Exchange adjustments	1.1	15.9	17.0	–
Disposals	(0.1)	(2.5)	(2.6)	(0.6)
Reclassification to subsidiaries	(2.8)	(14.3)	(17.1)	(4.2)
Write-downs	–	–	–	(5.0)
31 December 2004	162.9	222.6	385.5	8.1
Additions	21.0	–	21.0	23.2
Goodwill arising on acquisition of new associates	–	42.4	42.4	–
Share of results of associate undertakings	33.9	–	33.9	–
Dividends and other movements	(12.3)	–	(12.3)	–
Exchange adjustments	2.2	16.3	18.5	–
Disposals	(0.5)	–	(0.5)	–
Reclassification from subsidiaries	1.0	33.1	34.1	3.0
Revaluation of other investments	–	–	–	21.0
Goodwill impairment	–	(11.6)	(11.6)	–
Amortisation of other intangible assets	–	(1.1)	(1.1)	–
31 December 2005	208.2	301.7	509.9	55.3

The investments included above as ‘other investments’ represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The Group’s principal associate undertakings at 31 December 2005 included:

	% owned	Country of incorporation
AGB Nielsen Media Research BV	50.0	Netherlands
Asatsu-DK	20.9	Japan
Chime Communications PLC	21.8	UK
DYR Tokyo Agency	49.0	Japan
High Co S.A.	34.1	France
IBOPE Group	31.2	Brazil
Kinetic Worldwide Limited	50.0	UK
GIIR, Inc	28.2	Korea
Media Production Properties BV	30.0	Netherlands
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia

16. Interests in associates and other investments

(continued)

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2005 was as follows: Asatsu-DK: £191.1 million, Chime Communications PLC: £15.5 million, High Co S.A.: £27.3 million and GIIR, Inc £34.2 million. The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2005 was as follows: Asatsu-DK: £148.7 million, Chime Communications PLC: £14.2 million, High Co S.A.: £18.1 million and GIIR, Inc: £36.0 million. The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2005.

	2005 £m	2004 £m
Income statement
Revenue	1,167.0	1,022.4
Operating profit	168.8	157.0
Profit before taxation	182.8	162.6
Profit for the year	113.8	117.4

	2005 £m	2004 £m
Balance sheet
Assets	2,873.1	2,246.4
Liabilities	(1,476.6)	(1,277.7)
Net assets	1,396.5	968.7

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. In 2005, £nil (prior years £1.1 million) of associate losses were reversed.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £7.5 million (2004: £6.3 million).

17. Deferred tax

The following are the major deferred tax assets recognised by the Group and movements thereon in 2005 and 2004:

	Tax losses £m	Retirement benefit obligations £m	Goodwill £m	Other short-term temporary differences £m	Total £m
At 1 January 2004	45.2	10.0	5.2	28.6	89.0
(Charge)/credit to income	–	–	(0.9)	10.3	9.4
Credit to equity	–	4.4	–	–	4.4
Exchange differences	(3.1)	–	0.5	–	(2.6)
At 31 December 2004	42.1	14.4	4.8	38.9	100.2
Acquisition of subsidiaries	6.0	–	–	24.6	30.6
Charge to income	–	–	(2.5)	(9.9)	(12.4)
Credit to equity	–	3.6	–	4.1	7.7
Exchange differences	4.8	–	(0.8)	2.1	6.1
Other	–	(1.1)	–	(0.8)	(1.9)
At 31 December 2005	52.9	16.9	1.5	59.0	130.3

Notes to the consolidated financial statements (continued)

17. Deferred tax (continued)

Deferred tax liabilities of £15.0 million (2004: £5.8 million) have been set against the deferred tax assets recognised above as they relate to the same tax group.

In addition the Group has recognised the following deferred tax liabilities and movements thereon in 2005 and 2004:

	Brands £m	Associate earnings £m	Other short-term temporary differences £m	Total £m
At 1 January 2004	319.2	7.6	1.2	328.0
Charge to income	–	2.2	1.4	3.6
Exchange differences	(19.3)	0.6	(0.6)	(19.3)
At 31 December 2004	299.9	10.4	2.0	312.3
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	–	–	9.6	9.6
Acquisition of subsidiaries	143.6	–	13.8	157.4
(Credit)/charge to income	(11.5)	1.6	(4.2)	(14.1)
Exchange differences	72.3	0.4	(4.8)	67.9
At 31 December 2005	504.3	12.4	16.4	533.1

At the balance sheet date, the Group has unused gross tax losses and other temporary differences of £2,734.2 million available for offset against future profits. A deferred tax asset has been recognised in respect of the tax benefit of £429.9 million of such losses. No deferred tax asset has been recognised in respect of the remaining £2,304.3 million as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in unrecognised temporary differences are losses of £362.7 million that will expire by 2020 (a further £160.1 million will expire after this date). £1,686.4 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £5,087.1 million (2004: £3,766.5 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

18. Inventories

The following are included in the net book value of inventories:

	2005 £m	2004 £m
Work in progress	279.8	216.5
Inventories	1.7	4.1
	281.5	220.6

19. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2005 £m	2004 £m
Trade receivables	3,999.3	2,058.5
VAT and sales taxes recoverable	43.0	29.1
Corporate income taxes recoverable	21.0	24.2
Other debtors	350.8	238.1
Prepayments and accrued income	381.4	191.6
	4,795.5	2,541.5

Amounts falling due after more than one year:

	2005 £m	2004 £m
Other debtors	115.8	54.2
Prepayments and accrued income	26.3	5.3
	142.1	59.5

Movements on bad debt provisions were as follows:

	2005 £m	2004 £m
Balance at beginning of year	63.1	66.6
New acquisitions	12.8	1.5
Charged to operating costs	11.1	13.5
Exchange adjustments	3.6	(0.7)
Utilisations and other movements	(10.5)	(17.8)
Balance at end of year	80.1	63.1

The allowance for bad and doubtful debts is equivalent to 2.0% of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

20. Trade receivables within working capital facility

The following are included in trade receivables within the Group’s working capital facilities:

	2005 £m	2004 £m
Gross trade receivables	–	545.7
Non-returnable proceeds	–	(261.0)
	–	284.7

The Group had a working capital facility in which certain trade receivables were assigned as security against the advance of cash. This security was represented by the assignment of a pool of trade receivables to a bankruptcy-remote subsidiary of the Group, with further assignment to the providers of this working capital facility. The financing provided against this pool took into account, inter alia, the risks that may have been attached to the individual receivables and the expected collection period.

The working capital facility is required to be presented as a bank borrowing under IAS 32 and IAS 39. As the Group has elected to apply IAS 32 and IAS 39 from 1 January 2005 the drawdown on the facility was transferred to debt on this date and the prior period has not been restated. The facility was repaid and cancelled on 31 August 2005.

On termination of the working capital facilities, the Group was not obliged to support any credit-related losses arising from the assigned receivables against which cash had been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse against the Group is not available.

Notes to the consolidated financial statements (continued)

21. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2005 £m	2004 £m
Trade payables	4,659.3	2,885.3
Other taxation and social security	161.4	151.4
Payments due to vendors (earnout agreements)	81.3	146.6
Loan notes due to vendors	13.6	7.2
Liabilities in respect of put option agreements with vendors[1]	50.4	–
Other creditors and accruals	1,258.2	919.6
Deferred income	604.2	405.8
	6,828.4	4,515.9

Notes

[1]	The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. Prior years have not been restated as permitted by IFRS 1.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

22. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2005 £m	2004 £m
Corporate income and other taxes payable	372.8	290.6
Payments due to vendors (earnout agreements)	138.7	152.0
Liabilities in respect of put option agreements with vendors[1]	39.6	–
Other creditors and accruals	151.9	94.0
	703.0	536.6

Notes

[1]	The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. Prior years have not been restated as permitted by IFRS 1.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

	2005 £m	2004 £m
Within one year	81.3	146.6
Between one and two years	71.9	65.0
Between two and three years	14.7	61.0
Between three and four years	20.3	3.4
Between four and five years	31.8	21.4
Over five years	–	1.2
	220.0	298.6

23. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2005 £m	2004 £m
Bank overdrafts	435.6	333.0
Convertible bonds	–	150.1
Corporate bonds and bank loans	22.2	114.7
	457.8	597.8

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2005 £m	2004 £m
Convertible bonds	534.9	446.2
Corporate bonds and bank loans	926.5	872.4
	1,461.4	1,318.6

The Group estimates that the fair value of corporate bonds is £1,474 million at 31 December 2005. The Group consider that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2005 £m	2004 £m
Within one year	457.8	597.8
Between one and two years	446.2	2.5
Between two and three years	521.8	453.3
Between three and four years	–	510.9
Between four and five years	–	–
Over five years	493.4	351.9
	1,919.2	1,916.4

24. Provisions for liabilities and charges

The movements in 2005 and 2004 were as follows:

	Property	Other	Total
	£m	£m	£m
1 January 2004	60.1	39.6	99.7
Charged to the income statement	0.6	2.7	3.3
New acquisitions	12.5	1.8	14.3
Utilised	(5.2)	(9.8)	(15.0)
Transfers	(0.6)	(7.8)	(8.4)
Exchange adjustments	(4.7)	(2.3)	(7.0)
31 December 2004	62.7	24.2	86.9
Charged to the income statement	3.9	14.3	18.2
New acquisitions	16.5	22.3	38.8
Utilised	(16.3)	(13.6)	(29.9)
Transfers	–	9.4	9.4
Exchange adjustments	0.9	7.4	8.3
31 December 2005	67.7	64.0	131.7

Other provisions comprise other liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include certain long-term employee benefits and contingent liabilities where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

\

Notes to the consolidated financial statements (continued)

25. Share-based payments

The Group charged the following amounts to the income statement in 2005 and 2004 in relation to share-based incentive plans:

	2005 £m	2004 £m
Stock options	25.9	29.4
Other share-based payments	42.7	29.4
	68.6	58.8

Further information on stock options is provided in note 28.

Other share-based payments

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

Under Renewed LEAP, certain senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period (five years in the case of the 2005 grant and four years for the 2004 grant) is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for the 2005 award is five shares (2004: four shares) for each investment share.

Long-Term Incentive Plans (LTIP)

For 2004 and prior years, senior executives of most Group operating companies participated in their respective company’s long-term incentive plans, based on the achievement of three-year financial performance targets. These plans operated on a rolling three-year basis. The value of payments earned by executives over each performance period was typically based on the achievement of targeted improvements in the following performance measures over the relevant three-year period:

(i) average operating profit or profit before taxation;

(ii) average operating margin.

No grant was made for LTIP schemes in 2005 as a new incentive plan, the PSA, was introduced.

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and will vest two years after grant provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2005 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 28, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP scheme is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the ‘Monte Carlo Model’) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance.

25. Share-based payments (continued)

The following table sets out the number and weighted average fair value of grants made in respect of 2005 for each of the schemes described above:

	Number of shares granted m	Fair value at grant date Pence per share
Scheme
Renewed LEAP[1]	0.7	574
Long-Term Incentive Plan (LTIP)[2]	n/a	n/a
Performance Share Award (PSA)[2]	4.6	640
Leaders, Partners and High Potential Group	2.9	558

Notes

[1]	The number of shares granted in respect of Renewed LEAP represents the ‘investment shares’ committed by participants at grant date. The actual number of shares that will vest is dependent on the extent to which the relevant performance criteria are satisfied.
[2]	The PSA grant in respect of 2005 took place in February 2006.

26. Provision for post-employment benefits

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2005 £m	2004 £m
Defined contribution schemes	59.3	52.4
Defined benefit schemes charge to operating profit	16.3	12.0
Pension costs (note 5)	75.6	64.4
Expected return on pension scheme assets (note 7)	(24.2)	(21.3)
Interest on pension scheme liabilities (note 7)	32.0	30.8
	83.4	73.9

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have been updated by the local independent qualified actuaries to 31 December 2005.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the Projected Unit Method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2005 amounted to £35.6 million (2004: £36.0 million).

Notes to the consolidated financial statements (continued)

26. Provision for post-employment benefits (continued)

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2005 % pa	2004 % pa	2003 % pa
North America
Discount rate	5.5	5.7	6.3
Rate of increase in salaries	4.0	4.0	3.2
Inflation	2.5	3.0	3.0
Expected rate of return on equities	7.9	7.9	8.2
Expected rate of return on bonds[1]	4.7	4.8	4.8
Expected rate of return on cash	3.0	1.8	3.1
Weighted average return on assets	6.7	6.9	7.0
UK
Discount rate	4.7	5.3	5.5
Rate of increase in salaries	4.3	4.3	3.6
Rate of increase in pensions in payment	3.8	3.8	3.8
Inflation	2.8	2.8	2.8
Expected rate of return on equities	7.3	7.5	7.5
Expected rate of return on bonds[1]	4.5	5.0	5.0
Expected rate of return on insured annuities	4.7	5.3	5.5
Expected rate of return on property	7.0	7.0	7.0
Expected rate of return on cash	4.3	3.0	3.0
Weighted average return on assets	5.2	5.7	5.8
Continental Europe
Discount rate	4.2	4.5	5.3
Rate of increase in salaries	2.9	3.1	3.2
Rate of increase in pensions in payment	1.6	1.7	1.7
Inflation	2.0	2.0	2.0
Expected rate of return on equities	6.7	7.0	7.5
Expected rate of return on bonds[1]	4.3	4.5	5.0
Expected rate of return on property	6.2	6.4	7.0
Expected rate of return on cash	2.5	2.6	3.0
Weighted average return on assets	5.4	5.5	5.9
Asia Pacific, Latin America, Africa & Middle East
Discount rate	3.5	3.1	2.8
Rate of increase in salaries	3.6	3.1	2.7
Inflation	2.0	1.5	1.6
Expected rate of return on bonds[1]	3.2	3.1	2.6
Expected rate of return on property	11.0	10.0	10.0
Expected rate of return on cash	7.5	7.3	7.3
Weighted average return on assets	3.3	3.1	2.7

Notes

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality bond yields.

26. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2005 £m	%	2004 £m	%
Group
Equities	164.2	36.2	148.8	37.9
Bonds	191.1	42.2	157.7	40.1
Insured annuities	73.2	16.1	66.8	17.0
Property	17.5	3.9	14.8	3.8
Cash	7.2	1.6	4.8	1.2
Total fair value of assets	453.2	100.0	392.9	100.0
Present value of scheme liabilities	(684.6)		(595.2)
Deficit in the schemes	(231.4)		(202.3)

Deficit in schemes by region
North America	(117.6)		(102.9)
UK	(54.4)		(54.6)
Continental Europe	(55.1)		(41.3)
Asia Pacific, Latin America, Africa & Middle East	(4.3)		(3.5)
Deficit in the schemes	(231.4)		(202.3)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

Expected employer contributions and benefit payments in 2006 are £35.7 million and £31.5 million, respectively.

The following table shows the split of the deficit at 31 December 2005 and 2004 between funded and unfunded schemes. The deficit in the unfunded schemes in 2005 includes £13 million related to acquired plans. The average period over which the underfunding would typically be payable (working lifetimes for schemes with active members or lifetimes for schemes with predominantly retired members) is also shown in the table.

	2005 Deficit £m	2005 Funding period years	2004 Deficit £m	2004 Funding period years
Funded schemes by region
North America	43.8	8.1	48.5	7.7
UK	54.4	9.2	54.6	10.1
Continental Europe	2.4	13.8	5.5	13.4
Asia Pacific, Latin America, Africa & Middle East	2.4	13.6	2.6	13.1
Deficit in the funded schemes	103.0	9.0	111.2	9.3
Unfunded schemes by region
North America	73.8	13.6	54.3	13.0
UK	–	–	–	–
Continental Europe	52.7	9.3	35.8	9.4
Asia Pacific, Latin America, Africa & Middle East	1.9	17.2	1.0	17.4
Deficit in the unfunded schemes	128.4	12.0	91.1	11.6

Notes to the consolidated financial statements (continued)

26. Provision for post-employment benefits (continued)

For the Group’s plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes. The 2006 weighted-average target allocations are shown below:

2006 Weighted-Average Target Allocation
Equities	38.7%
Bonds and insured annuities	55.0%
Property/cash	6.3%

Establishing the expected long-term rates of investment return on pension assets is a judgemental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward-looking economic assumptions.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate. Regarding mortality assumptions, in the UK, mortality rates are calculated using the PA92 table, the main UK mortality table, projected to 2020 for current active and deferred vested members, and to 2005 for current pensioners. In the US, mortality rates are principally calculated using the RP 2000 table, commonly used in the US, projected for 10 years to build in an allowance for future improvements in life expectancy. Also, we periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories.

The studies performed at the time we set these assumptions supported the reasonableness of our return assumptions based on the target allocation of investment classes and the then current market conditions.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of recognised income and expense (SORIE):

	2005 £m	2004 £m
Group
Current service cost	17.9	11.8
Past service (income)/cost	(1.4)	0.1
(Gain)/loss on settlements and curtailments	(0.2)	0.1
Charge to operating profit	16.3	12.0
Expected return on pension scheme assets	(24.2)	(21.3)
Interest on pension scheme liabilities	32.0	30.8
Charge to profit before taxation for defined benefit schemes	24.1	21.5

Gain on pension scheme assets relative to expected return	22.4	13.5
Experience gains arising on the scheme liabilities	3.6	1.2
Changes in assumptions underlying the present value of the scheme liabilities	(31.3)	(40.3)
Movement in exchange rates	(10.9)	7.4
Actuarial loss recognised in SORIE	(16.2)	(18.2)

26. Provision for post-employment benefits (continued)

As at 31 December 2005 the cumulative amount of actuarial losses recognised in equity since 1 January 2001 was £116.5 million (31 December 2004: £100.0 million). Of this amount, £34.7 million was recognised since the 1 January 2004 adoption of IAS 19.

In accordance with IAS 19 certain other long-term employee benefits should be measured in the same manner as a defined benefit plan. For the period ended 31 December 2005 the adjustment to the SORIE for such plans is £0.3 million.

(d) Movement in scheme obligations

The following table shows an analysis of the movement in the scheme obligations for each accounting period:

	2005 £m	2004 £m
Change in benefit obligation
Benefit obligation at beginning of year	595.2	547.0
Service cost	17.9	11.8
Interest cost	32.0	30.8
Plan participants’ contributions	0.6	0.7
Actuarial loss	27.7	39.1
Benefits paid	(38.4)	(27.5)
Loss/(gain) due to exchange rate movements	25.6	(15.7)
Plan amendments	(1.4)	0.1
Acquisitions	14.2	11.1
Reclassification	11.4	n/a
Settlements	(0.2)	(2.2)
Benefit obligation at end of year	684.6	595.2

The reclassifications represent certain of the Group’s benefit plans which are included in this footnote for the first time in 2005.

(e) Movement in scheme assets

The following table shows an analysis of the movement in the scheme assets for each accounting period:

	2005 £m	2004 £m
Change in plan assets
Fair value of plan assets at beginning of year	392.9	348.1
Actual return on plan assets	46.6	34.8
Employer contributions	35.6	36.0
Plan participants’ contributions	0.6	0.7
Benefits paid	(38.4)	(27.5)
Gain/(loss) due to exchange rate movements	14.7	(8.4)
Acquisitions	1.2	11.4
Settlements	–	(2.2)
Fair value of plan assets at end of year	453.2	392.9

(f) History of experience gains and losses

	2005 £m		2004 £m
Gain on pension scheme assets relative to expected return:
Amount	22.4		13.5
Percentage of scheme assets	4.9%		3.4%
Experience gains arising on the scheme liabilities:
Amount	3.6		1.2
Percentage of the present value of the scheme liabilities	0.5%		0.2%
Total loss recognised in SORIE:
Amount	(16.2)		(18.2)
Percentage of the present value of the scheme liabilities	(2.4%	)	(3.1%	)

Notes to the consolidated financial statements (continued)

27. Derivative financial instruments

Risk management policies

Foreign currency

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

Interest rate risk

The Group is exposed to interest rate risk on both interest bearing assets and interest bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Liquidity risk

The Group actively maintains a mixture of long-term and short-term committed facilities that are designed to ensure the Group has sufficient available funds to meet current and forecast financial requirements as cost effectively as possible. As at 31 December 2005 the Group has a committed credit facility of £931 million which was undrawn.

Credit risk

The Group’s principal financial assets are bank balances and cash, trade and other receivables and investments, which represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group’s clients will continue to utilise the Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s prospects, business, financial condition and results of operations.

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts designated under IAS 32 and IAS 39 are as below:

2005 £m
Forward foreign currency contracts	188.2

These arrangements are designed to address significant exchange exposures for the first half of 2006, and are renewed on a revolving basis as required.

At 31 December 2005, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £9.3 million. These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £5.7 million assets included in trade and other receivables and £15.0 million liabilities included in trade and other payables. The fair value movement of currency derivatives during the year that are designated and effective as net investment hedges amounts to £7.7 million and has been charged to and deferred in equity.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to £4.4 million and has been charged to expense for the year.

The Group currently designates its foreign currency denominated debt and cross currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

27. Derivative financial instruments (continued)

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €400 million have fixed interest receipts at 6.00% up until June 2008 and have floating interest payments averaging EURIBOR plus 2.185%.

The fair value of swaps entered into at 31 December 2005 is estimated to be a liability of £13.1 million. These amounts are based on market values of equivalent instruments at the balance sheet date. All of these interest rate swaps are designated and effective as fair value hedges and the fair value movement thereon have been recognised in the income statement.

In 2005 the Group terminated interest rate swaps for proceeds of £7.4 million.

2004 UK GAAP disclosures

The accounting policy under UK GAAP for the year ended 31 December 2004 was as follows:

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

The following disclosures are in compliance with FRS 13 (Derivatives and other financial instruments: disclosures) as applied by the Group under UK GAAP for 2004. Financial assets and financial liabilities are defined differently under IFRS and UK GAAP and as such the amounts included in these captions below are not directly comparable to similar captions elsewhere in these accounts.

Derivative financial instruments

The fair value of derivatives, based on the amount that would be receivable or payable if the Group had sought to enter into such transactions, based on quoted market prices where possible, was as follows:

31 Dec 2004 Swaps £m
Fair value	15.7
Book value	(2.0)

The book value above represents net accrued interest and the foreign translation difference on the principal amounts.

Notes to the consolidated financial statements (continued)

27. Derivative financial instruments (continued)

The Group’s policy is to hedge the following exposures: interest rate risk – using interest rate swaps, caps and collars; currency swaps; and forward foreign currency contracts; structural and transactional currency exposures, and currency exposures on future expected sales – using currency swaps and forward foreign currency contracts.

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

28. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m	Preference shares of £1 each	Nominal value £m
Authorised
At 1 January 2005 – WPP 2005 Limited (formerly WPP Group plc)	1,750,000,000	175.0	–	–
At 31 December 2005 – WPP Group plc (formerly WPP 2005 plc)	1,750,000,000	175.0	–	–
Issued and fully paid
At 1 January 2005	1,185,338,038	118.5	–	–
Exercise of share options	8,664,925	0.9	–	–
Share cancellations	(16,625,000)	(1.6)	–	–
Acquisitions	77,994,666	7.8	–	–
Other	1,277,411	0.1	–	–
At 24 October 2005 – shares in WPP 2005 Limited of 10p each	1,256,650,040	125.7	–	–
On formation of WPP 2005 plc	2	–	50,000	–
Group reconstruction – shares in WPP 2005 Limited exchanged for shares in WPP Group plc of 475p each	1,256,650,040	5,969.1	–	–
Capital reduction to 10p per ordinary share	–	(5,843.4)	–	–
Redemption/cancellation of shares	(2)	–	(50,000)	–
	1,256,650,040	125.7	–	–
Exercise of share options	949,332	0.1	–	–
Share cancellations	(4,700,000)	(0.5)	–	–
At 31 December 2005	1,252,899,372	125.3	–	–

On 25 October 2005 under a scheme of arrangement between WPP 2005 Limited (formerly WPP Group plc), the former holding company of the Group, and its shareholders under Section 425 of the Companies Act 1985, and as sanctioned by the High Court, all the issued shares in that company were cancelled and the same number of new shares were issued to WPP Group plc in consideration for the allotment to shareholders of one ordinary share in WPP Group plc for each ordinary share in WPP 2005 Limited held on the record date, 24 September 2005. In the above table the figures up to 24 October 2005 relate to shares in WPP 2005 Limited. Subsequent movements relate to shares in WPP Group plc.

WPP Group plc was incorporated on 16 August 2005, under the name WPP 2005 plc, with an authorised share capital of £8,312,550,000 and issued shares as follows:

–	two ordinary shares of 475 pence; and
–	50,000 redeemable preference shares of £1 were issued to WPP Group (Nominees) Limited.

On 25 October 2005 as part of the scheme of arrangement noted above, a further 1,256,650,040 ordinary shares of 475 pence were issued, whereby WPP Group plc was interposed as the new holding company of the WPP Group. As required by Section 131 of the Companies Act 1985 (Merger Relief), no share premium was recognised. Subsequently, the entire issued redeemable preference share capital was redeemed at par, and the two ordinary shares cancelled.

On 27 October 2005 the share capital of WPP Group plc was reduced by reducing the nominal value of the ordinary shares from 475 pence to 10 pence as sanctioned by the High Court. As a result £5,843.4 million was added to retained earnings for both WPP Group plc and the Group. For the Company this amount is distributable.

Notes to the consolidated financial statements (continued)

28. Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2005, unexercised options over ordinary shares of 21,584,961 and unexercised options over ADRs of 8,155,501 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
176,990	1.269	2000 – 2006
608,015	2.040	2000 – 2007
347,299	2.140	1999 – 2006
734,260	2.335	1999 – 2006
6,037	2.535	2000 – 2007
1,113,935	2.835	2000 – 2007
1,371,156	2.930	2001 – 2008
5,022	3.030	2001 – 2008
25,550	3.270	2001 – 2008
59,350	3.763	2006 – 2013
29,500	4.136	2000 – 2008
19,160	4.210	2005 – 2006
3,169,595	4.210	2005 – 2012
72,812	4.210	2005 – 2013
61,316	4.210	2006 – 2012
127,877	4.438	2005 – 2012
41,170	4.615	2006 – 2013
51,247	4.615	2007 – 2013
104,375	4.705	2000 – 2008
2,210,910	4.865	2004 – 2011
35,064	4.865	2005 – 2011
61,668	5.185	2002 – 2009
2,000,000	5.490	2007 – 2014
27,288	5.520	2008 – 2014
31,411	5.535	2007 – 2008
3,004,836	5.535	2007 – 2014
6,124	5.535	2007 – 2015
38,524	5.535	2008 – 2014
2,848,316	5.595	2006 – 2013
22,501	5.595	2006 – 2014
40,334	5.595	2007 – 2013
23,772	5.595	2006 – 2007
429,018	5.700	2002 – 2009
29,511	5.725	2007 – 2014
30,145	5.817	2008 – 2015
36,565	5.895	2008 – 2015
6,705	5.895	2009 – 2015
52,271	6.105	2008 – 2015
590,764	6.163	2000 – 2009
7,005	6.280	2004 – 2011
41,750	6.328	2000 – 2009
417,228	7.052	2000 – 2010
64,165	7.180	2005 – 2012
41,291	7.550	2005 – 2006
572,936	7.550	2005 – 2012
4,302	7.550	2006 – 2012
10,437	7.569	2000 – 2009
73,250	8.110	2004 – 2011
2,985	8.110	2005 – 2011

28. Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
45,634	8.193	2004 – 2011
16,700	8.769	2000 – 2010
10,438	8.996	2000 – 2010
580,528	9.010	2003 – 2010
11,575	9.010	2004 – 2010
34,344	10.770	2003 – 2010
90,768	9.186	2000 – 2006
20,514	9.186	2000 – 2007
575,976	14.767	2000 – 2007
120,741	30.080	2006 – 2013
33,244	30.080	2007 – 2013
1,466,722	33.200	2005 – 2012
59,455	34.057	2000 – 2008
2,881	34.702	2005 – 2012
8,644	34.702	2007 – 2012
1,182,950	35.380	2004 – 2011
15,991	37.520	2006 – 2013
290,665	44.610	2000 – 2009
324,478	46.475	2002 – 2009
48,698	46.556	2000 – 2009
1,245,783	47.410	2006 – 2013
11,481	48.204	2000 – 2010
1,548	48.450	2007 – 2014
4,175	50.299	2000 – 2010
26,038	50.670	2008 – 2015
1,232,433	50.800	2007 – 2014
383,574	51.048	2000 – 2010
42,221	51.220	2007 – 2014
6,524	52.400	2008 – 2015
37,370	53.030	2005 – 2012
25,050	53.443	2000 – 2009
86,005	54.042	2000 – 2009
292,652	54.050	2005 – 2012
18,439	54.230	2008 – 2015
5,039	54.570	2008 – 2015
8,350	55.314	2000 – 2009
16,600	55.740	2007 – 2014
33,400	56.287	2000 – 2009
40,783	57.020	2008 – 2015
6,976	57.338	2003 – 2010
30,070	58.238	2004 – 2011
17,040	58.886	2004 – 2011
3,007	59.656	2000 – 2010
6,263	60.479	2000 – 2010
60,899	62.110	2003 – 2010
2,415	62.110	2005 – 2010
244,105	63.263	2003 – 2010
2,923	63.773	2000 – 2010
1,670	71.781	2000 – 2010
1,587	72.605	2000 – 2010
16,849	84.485	2003 – 2010
2,505	84.731	2000 – 2010

Notes to the consolidated financial statements (continued)

28. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2005, unexercised options over ordinary shares of 6,571,448 and unexercised options over ADRs of 873,035 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
53,550	2.695	2000 – 2007
167,825	3.400	2001 – 2008
63,000	3.903	2006 – 2007
1,560,150	3.903	2006 – 2013
25,400	3.903	2007 – 2013
54,975	4.210	2005 – 2012
11,375	4.210	2005 – 2013
9,500	5.210	2004 – 2011
290,150	5.315	2002 – 2009
7,500	5.315	2003 – 2009
50,125	5.435	2007 – 2008
5,875	5.435	2007 – 2011
1,198,623	5.435	2007 – 2014
18,125	5.435	2008 – 2014
15,000	5.775	2008 – 2015
14,250	5.990	2004 – 2011
6,500	6.195	2008 – 2012
1,468,075	6.195	2008 – 2015
11,000	6.195	2009 – 2015
29,250	7.180	2005 – 2006
559,725	7.180	2005 – 2012
12,500	7.180	2006 – 2012
512,400	7.790	2003 – 2010
7,500	7.790	2004 – 2010
410,075	7.960	2004 – 2011
9,000	7.960	2005 – 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
245,710	30.800	2006 – 2013
198,120	49.880	2007 – 2014
108,445	53.030	2005 – 2012
90,120	56.480	2004 – 2011
230,640	59.520	2008 – 2015

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2005, unexercised options over ordinary shares of 409,293 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
243,063	2.260	2001-2008
56,713	4.920	2001-2011
12,147	4.930	2001-2011
40,505	4.970	2001-2009
2,023	4.980	2001-2009
20,254	5.580	2001-2011
34,588	6.000	2001-2010

28. Authorised and issued share capital (continued)

The Grey Global Group, Inc. 1994 Stock Incentive Plan

As at 31 December 2005, unexercised options over ordinary shares of 288,136 and unexercised options over ADRs of 444,234 have been granted under the Grey Global Group, Inc. 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
21,746	1.128	2005 – 2006
54,365	1.499	2005 – 2009
32,619	1.598	2005 – 2008
16,311	2.042	2005 – 2010
108,730	3.139	2005 – 2011
54,365	3.499	2005 – 2014
2,892	8.990	2005 – 2006
20,660	10.810	2005 – 2006
78,589	14.370	2005 – 2009
28,226	15.290	2005 – 2008
1,609	15.500	2005 – 2009
1,457	18.530	2005 – 2010
88,202	19.540	2005 – 2010
2,892	24.900	2005 – 2010
7,263	26.420	2005 – 2010
2,175	26.990	2005 – 2011
2,914	27.290	2005 – 2011
2,175	27.960	2005 – 2011
7,089	28.210	2005 – 2013
5,437	28.300	2005 – 2012
4,545	29.410	2005 – 2011
10,569	30.270	2005 – 2013
20,660	30.830	2005 – 2012
44,211	31.220	2005 – 2012
6,371	31.420	2005 – 2012
32,619	31.750	2005 – 2014
6,264	31.940	2005 – 2014
4,350	32.290	2005 – 2012
10,874	33.500	2005 – 2014
21,745	34.120	2005 – 2014
6,525	34.740	2005 – 2013
17,396	36.110	2005 – 2014
6,525	41.160	2005 – 2014

The aggregate status of the WPP Share Option Schemes during 2005 was as follows:

Movement on options granted (represented in ordinary shares)

	1 January 2005 number	Granted number	Exercised number	Lapsed number	31 December 2005 number
WPP	70,273,273	3,550,811	(3,299,169)	(7,512,353)	63,012,562
Y&R	14,333,866	–	(3,298,020)	(749,319)	10,286,527
Tempus	417,394	–	(8,101)	–	409,293
Grey	–	5,869,825[1]	(3,183,071)	(177,448)	2,509,306
	85,024,533	9,420,636	(9,788,361)	(8,439,120)	76,217,688

Notes

[1]	Granted as consideration for the acquisition of Grey.

Notes to the consolidated financial statements (continued)

28. Authorised and issued share capital (continued)

Options outstanding over ordinary shares

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.128-10.770	5.008	84

Options outstanding over ADRs

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
8.990-84.731	41.430	86

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2005	2004
Fair value of UK options (shares)	209.3p	205.5p
Fair value of US options (ADRs)	$18.42	$18.38
Weighted average assumptions:
UK Risk-free interest rate	4.77%	4.27%
US Risk-free interest rate	4.06%	3.16%
Expected life (months)	48	48
Expected volatility	40%	45%
Dividend yield	1.4%	1.0%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2005 was £5.88 (2004: £5.55) and the weighted average ADR price for the same period was $53.24 (2004: $50.93).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Terms of share option plans

The Worldwide Share Ownership Program is open for participation to employees with at least two years’ employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and instead largely made grants of restricted stock (note 25).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

Notes to the consolidated financial statements (continued)

29. Equity share owners’ funds

Other reserves comprise the following:

	Equity reserve £m	Hedging reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2004	–	–	–	2.1	–	2.1
Share cancellations	–	–	–	1.3	–	1.3
Exchange adjustments on foreign currency net investments	–	–	–	–	(102.7)	(102.7)
Tax benefit of share-based payments	8.7	–	–	–	–	8.7
Balance at 31 December 2004	8.7	–	–	3.4	(102.7)	(90.6)
1 January 2005 IAS 32 and IAS 39 adjustments:
Recognition of equity component of convertible bonds	88.6	–	–	–	–	88.6
Recognition of additional financial liabilities required by IAS 39 (including put options)	(56.6)	(11.7)	–	–	10.5	(57.8)
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	32.0	(11.7)	–	–	10.5	30.8
Reclassification due to Group reconstruction	–	–	–	(5.0)	–	(5.0)
Share cancellations	–	–	–	2.1	–	2.1
Exchange adjustments on foreign currency net investments	–	–	–	–	266.1	266.1
Revaluation of other investments	–	–	21.0	–	–	21.0
Recognition of financial instruments during the year	(27.6)	–	–	–	–	(27.6)
Reclassification of equity component of convertible bond redeemed during the year	(29.5)	–	–	–	–	(29.5)
Balance at 31 December 2005	(16.4)	(11.7)	21.0	0.5	173.9	167.3

Reconciliation of movements in consolidated equity share owners’ funds for the year ended 31 December 2005:

	2005 £m	2004 £m
Net profit for the year	363.9	273.0
Dividends paid	(100.2)	(81.6)
	263.7	191.4
Non-cash share-based incentive plans (including stock options)	68.6	58.8
Exchange adjustments on foreign currency net investments	266.1	(102.7)
Ordinary shares issued in respect of acquisitions	506.4	–
Share issue/cancellation costs	(3.6)	(0.8)
Other ordinary shares issued	18.3	32.8
Share cancellations	(123.3)	(73.6)
Actuarial loss on defined benefit schemes	(16.5)	(18.2)
Deferred tax on defined benefit pension schemes	3.6	3.3
Net disposal of own shares by ESOP Trusts	(29.0)	(14.9)
Transfer to goodwill	(5.1)	(67.3)
Tax benefit of share-based payments	12.9	8.7
Revaluation of other investments	21.0	–
Recognition of financial instruments during the year	(27.6)	–
Other movements	–	3.4
Net additions to equity share owners’ funds	955.5	20.9
Opening equity share owners’ funds	3,011.1	2,990.2
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	(62.1)	–
Closing equity share owners’ funds	3,904.5	3,011.1

Notes to the consolidated financial statements (continued)

30. Acquisitions

Acquisition of Grey Global Group, Inc

On 7 March 2005 the Company finalised its acquisition of Grey Global Group, Inc (Grey). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value at acquisition £m	Account- ing policy alignments £m		Fair value adjust- ments £m		Fair value to Group £m
Intangible assets	0.3	(0.2)		319.2		319.3
Property, plant and equipment	68.3	(5.8	)(i)	(0.7)		61.8
Interests in associates and other investments	13.4	5.0	(ii)	0.8		19.2
Current assets	1,170.8	–		(3.1)		1,167.7
Total assets	1,252.8	(1.0)		316.2		1,568.0
Current liabilities	(1,067.7)	(4.2)		(65.2)		(1,137.1)
Bonds and bank loans	(143.3)	(6.8)		–		(150.1)
Trade and other payables due after one year	(52.3)	(0.5)		(34.4)		(87.2)
Deferred taxes	(3.6)	–		(141.3)		(144.9)
Provisions	(12.8)	(3.4	)(iii)	(32.5	)(iv)	(48.7)
Total liabilities	(1,279.7)	(14.9)		(273.4)		(1,568.0)
Net (liabilities)/assets	(26.9)	(15.9)		42.8		–
Minority interest						(8.1)
Goodwill						935.9
Consideration						927.8
Considered satisfied by:
Cash						376.0
Shares issued						486.0
Shares to be issued						19.4
Capitalised acquisition costs						46.4

Notes

Accounting policy alignments

These comprise adjustments to bring the assets and liabilities of Grey into compliance with WPP Group plc’s accounting policies principally in relation to:

(i)	Application of the Group’s depreciation policies to property, plant and equipment acquired;
(ii)	Revaluation of unlisted investments to fair value; and
(iii)	Adjustment for the application of IAS 19 for accounting for defined benefit schemes.

Fair value adjustments

These comprise adjustments to bring the book value of the assets and liabilities of Grey to fair value principally in relation to recognition of intangible assets and related taxes and:

(iv)	Recognition of obligations under overseas property contracts and revaluation of other leasing arrangements to fair value, and provision for certain contingent liabilities where the likelihood of settlement is considered probable at the date of acquisition.

Net cash (outflows)/inflows in respect of Grey comprised:

£m
Cash consideration	(376.0)
Cash at bank and in hand acquired	209.4
Bank overdrafts acquired	(31.2)
Share issue and acquisition costs	(49.6)
(247.4)

The post-acquisition contribution of Grey to the Group was £695.0 million to revenue and £68.6 million to operating profit.

Other acquisitions

The Group also acquired a number of other subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions included in the table below have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjust- ments £m	Fair value to Group £m
Intangible assets	15.4	36.3	51.7
Property, plant and equipment	8.6	–	8.6
Interests in associates and other investments	–	7.0	7.0
Current assets	123.1	(0.2)	122.9
Total assets	147.1	43.1	190.2
Current liabilities	(143.8)	–	(143.8)
Trade and other payables due after one year	(23.1)	(1.1)	(24.2)
Deferred taxes	(0.1)	(12.4)	(12.5)
Provisions	–	(3.1)	(3.1)
Total liabilities	(167.0)	(16.6)	(183.6)
Net (liabilities)/assets	(19.9)	26.5	6.6
Minority interest			(2.6)
Goodwill			174.8
Consideration			178.8
Considered satisfied by:
Cash			120.4
Payments due to vendors			56.1
Capitalised acquisition costs			2.3

The post-acquisition contribution of other acquisitions to the Group was £62.4 million to revenue and £6.0 million to operating profit.

If all acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been £5,546.4 million, Group operating profit would have been £657.8 million.

31. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given in Item 4. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings required by that provision, as an exhaustive list would involve a statement of excessive length. A full listing of the Company’s subsidiary undertakings is included in the Company’s Annual Return.

Notes to the consolidated financial statements (continued)

32. Reconciliation to non-GAAP measures of performance

Reconciliation of profit before interest and taxation to Headline PBIT for the year ended 31 December:

	2005 £m	2004 £m
Profit before interest and taxation	686.7	505.0
Profits on disposal of equity investments	(4.3)	(3.0)
Investment write-downs	–	5.0
Goodwill impairment	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.1	12.6
Amortisation of acquired intangible assets	25.3	–
Headline PBIT	754.8	560.2

Transition to IFRS

WPP Group plc (WPP) prepared its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP) for the years up to and including the year ended 31 December 2004. For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards including International Accounting Standards (IFRS). WPP’s date of transition to IFRS is 1 January 2004 (the transition date).

The effects of the transition from UK GAAP to IFRS on the Group’s reported financial position and financial performance and cash flows for 2004 is explained in the following schedules included in this section:

•	IFRS 1 exemptions

•	Key impact analysis

•	Reconciliations of:

•	Income statement for the year ended 31 December 2004

•	Balance sheet as at 31 December 2004

•	Equity share owners’ funds as at 1 January 2004

•	Equity share owners’ funds as at 1 January 2005

IFRS 1 Exemptions

IFRS 1 (First-time adoption of International Financial Reporting Standards) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions as follows:

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied in accounting for financial instruments in this period. The Group has adopted IAS 39 and IAS 32 with effect from 1 January 2005 and consequently restated the balance sheet at that date in accordance with the requirements of these standards, which generally means a recognition of financial instruments at fair value.

Business combinations

The Group has elected not to apply IFRS 3 (Business combinations) retrospectively to business combinations that completed prior to 1 January 2004.

Share-based payments

IFRS 2 applies to all share-based payments granted since 7 November 2002, but the Group has elected for full retrospective restatement as this better represents the ongoing charge to the income statement.

Presentation of financial information

The primary financial statements contained in this section have been presented substantially in accordance with the requirements of IAS 1 (Presentation of Financial Statements). The presentation has been used in this section for a more clear illustration of comparisons between IFRS and UK GAAP.

Summary reported income statement:

	2004 UK GAAP	2004 IFRS
Revenue	£4,300m	£4,300m
PBIT[1]	£529m	£507m
PBIT margin	12.3%	11.8%
PBT	£457m	£434m
Earnings	£292m	£273m
Diluted earnings per share	25.0p	23.4p

Notes

[1]	PBIT before amounts written off fixed asset investments.

Key impact analysis

The principal differences between UK GAAP and IFRS as they apply to WPP are set out below.

Changes in presentation of financial statements

The financial statements in this section have been prepared substantially in accordance with IAS 1 (Presentation of Financial Statements). The most significant presentational differences arising from this change in format are as follows:

Income from associates

In the current income statement format, in accordance with UK GAAP, the Group separately presents its share of operating profit, interest, minority interests and tax from associate undertakings. Under IAS 1, these results are aggregated into a single line in the income statement. The effect is to reduce reported profit before interest and taxes by £19m in 2004, although there is no impact on earnings.

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

IFRS 3 prohibits amortisation of goodwill and instead requires impairment testing at least annually. Under UK GAAP, WPP amortised a number of acquisitions where the life of the goodwill is determined to be finite. In the IFRS financial information presented, this amortisation has been reversed from the date of transition and the relevant goodwill tested for impairment at 31 December 2004.

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

Transition to IFRS (continued)

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

IAS 19 Employee benefits

The Group fully implemented the UK Accounting Standard FRS 17 (Retirement Benefits) in 2001. The treatment of pension benefits under FRS 17 is similar to IAS 19 and the Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures adopted by the IASB in December 2004, which encourages early adoption prior to its expected effective date of 1 January 2006.

IAS 32 and IAS 39 Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in this period.

The Group has therefore adopted IAS 32 and IAS 39 on 1 January 2005 and consequently restated the opening balance sheet at that date to an IFRS basis in compliance with these standards.

The most significant impact on the income statement of adopting IAS 32 and IAS 39 at 1 January 2005 was as follows:

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

At 1 January 2005, the Group had in issue two convertible bonds: £450 million bond maturing in April 2007 and $287.5 million bond maturing in January 2005. The impact on the 1 January 2005 transition balance sheet from these bonds was:

•	£98 million reclassification from debt to equity to separately account for the equity element of the convertible bonds (£69 million relating to the £450 million bond and £29 million relating to the $287.5 million bond).

•	£66 million adjustment to debt and retained earnings to reflect the cumulative extra amount of financing costs that would have been expensed through the income statement as at 31 December 2004 (£37 million relating to the £450 million bond and £29 million relating to the $287.5 million bond).

•	The impact on the income statement for the year ending 31 December 2005 is an increase in interest payable and similar charges of £14 million, in relation to convertible bonds in issue at 1 January 2005 (£13.7 million relating to the £450 million bond and £0.3 million relating to the $287.5 million bond).

•	The total interest charges for these bonds under IFRS for the year ending 31 December 2005 was £30 million on the £450 million convertible and £0.5 million on the $287.5 million convertible.

On 7 March 2005 WPP completed the acquisition of Grey Global Group Inc (Grey). Grey had in issue $150 million 5% Contingent Convertible Subordinated Debentures due in 2033. The principles described above also applied to this bond.

Hedging instruments

The Group has a number of hedging instruments which were accounted for as hedges under UK GAAP during 2004. On adoption of IAS 39, the Group has recognised these hedging instruments at fair value in the balance sheet at 1 January 2005.

Subsequent movements in the fair value of these instruments did not have a significant impact on the income statement for the year ending 31 December 2005 as they also qualify for hedge accounting under IAS 39.

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

Other impacts

In addition to the above discussions, IAS 32 and IAS 39 led to an increase in financial liabilities on the balance sheet and the recognition of the fair value of puts over minority stakes. The subsequent re-measurement also increases the volatility within the income statement.

IAS 12 Income taxes

IAS 12 requires deferred tax to be provided on all taxable temporary differences between the book value and the tax base of assets and liabilities of the Group rather than timing differences under UK GAAP. As a result, the Group’s IFRS balance sheet at 31 December 2004 includes additional deferred tax assets of £11 million and deferred tax liabilities of £8 million in respect of the differences between the carrying value and tax written down value of goodwill in the Group’s balance sheet. In accordance with IAS 12, a liability of £6 million has been netted off against a deferred tax asset as both items relate to the same consolidated tax group. There was an additional charge to the IFRS income statement of £2 million in the year ended 31 December 2004 in relation to movements in these balances. IAS 1 requires deferred tax to be classified as a ‘non-current’ asset and accordingly £77 million of deferred tax assets reported under UK GAAP have been reclassified from ‘current assets’.

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

Transition to IFRS (continued)

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

The total IFRS income statement tax charge for the year ended 31 December 2004 is £135 million. In accordance with IAS 28, income from associates and joint ventures is now shown net of tax. A reconciliation from the UK GAAP to the IFRS tax charge is shown below. Under IFRS there is a net reduction of £5 million in the tax charge for the year ended 31 December 2004 which is comprised as follows:

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

The effect of the adjustments required under IFRS is to increase the Group’s tax rate for the year ended 31 December 2004 to 31.1% as compared with 30.7% under UK GAAP. The primary reason for the increase in tax rate is the reduction in IFRS PBT due to the additional income statement expense for stock options as the majority of this expense cannot be tax effected. The introduction of IFRS does not impact the amount of cash tax paid by the Group.

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

At 31 December 2004 the tax related adjustments under IFRS, excluding the adjustments for corporate brands, increase total assets by £3 million and total liabilities by £12 million. As a result, a net amount of £9 million was debited to IFRS Capital and Reserves as at 31 December 2004 in relation to these adjustments. As detailed above, additional deferred tax liabilities of £300 million were recognised at 31 December 2004 in relation to corporate brands; a corresponding amount was also debited to IFRS Capital and Reserves.

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

Transition to IFRS (continued)

Reconciliations from UK GAAP to IFRS

Consolidated income statement for the year ended 31 December 2004

	£31 Dec 2004 Reported under UK GAAP m	£	IFRS 3 Business Combinations m	£	IFRS 2 Share Options m	£	IAS 28 Associates m	£	IAS 10 Dividends m	£	Taxes m	£	IAS 12 Income Other m	£	Total IFRS adjustments m	31 Dec 2004 Restated IFRS	£m
Revenue	4,299.5															4,299.5
Operating profit before goodwill amortisation	559.6				(28.9)										(28.9)	530.7
Goodwill amortisation and impairment – subsidiaries	(75.0)		34.4								(12.6)				21.8	(53.2)
Operating profit	484.6		34.4		(28.9)		–		–		(12.6)		–		(7.1)	477.5
Goodwill amortisation and impairment – associates	(3.5)		3.5												3.5	–
Income from associates and joint ventures	48.1														–	48.1
Tax, interest and minority interest on associates	–						(18.6)								(18.6)	(18.6)
Net income from associates and joint ventures	48.1						(18.6)								(18.6)	29.5
Profit on ordinary activities before interest, taxationand amounts written off fixed asset investments	529.2		37.9		(28.9)		(18.6)		–		(12.6)		–		(22.2)	507.0
Profits on disposal of fixed assets	3.0														–	3.0
Amounts written off fixed asset investments	(5.0)														–	(5.0)
Investment income	–												56.4		56.4	56.4
Finance costs (shown net under UK GAAP)	(70.7)						0.1						(56.4)		(56.3)	(127.0)
Profit on ordinary activities before taxation	456.5		37.9		(28.9)		(18.5)		–		(12.6)		–		(22.1)	434.4
Taxation on profit on ordinary activities	(140.2)				2.0		17.9				(14.7)				5.2	(135.0)
Profit on ordinary activities after taxation	316.3		37.9		(26.9)		(0.6)		–		(27.3)		–		(16.9)	299.4
Minority interests	(24.0)						0.6						(3.0)		(2.4)	(26.4)
Profit attributable to ordinary share owners	292.3		37.9		(26.9)		–		–		(27.3)		(3.0)		(19.3)	273.0
Ordinary dividends	(92.0)								10.4						10.4	(81.6)
Retained profit for the year	200.3		37.9		(26.9)		–		10.4		(27.3)		(3.0)		(8.9)	191.4

Transition to IFRS (continued)

Consolidated balance sheet as at 31 December 2004

	31 Dec 2004 Reported under UK GAAP £m	IFRS 3 Business Combinations £m	IAS 28 Associates £m	IAS 10 Dividends £m	IAS 12 Income Taxes £m	IAS 38 Intangibles and software reclass £m	Other £m	Total IFRS adjustments £m	31 Dec 2004 Restated IFRS £m
Non-current assets
Intangible assets:
Corporate brands	950.0	(207.4)						(207.4)	742.6
Goodwill	4,845.7	(436.4)			(12.6)	(7.0)		(456.0)	4,389.7
Other	–					31.0		31.0	31.0
Property plant and equipment	333.8					(24.0)		(24.0)	309.8
Deferred tax assets	–				100.2			100.2	100.2
Investments	389.3	3.2	1.1					4.3	393.6
	6,518.8	(640.6)	1.1	–	87.6	–	–	(551.9)	5,966.9
Current assets
Inventories and work in progress	220.6							–	220.6
Debtors	2,677.6				(76.6)			(76.6)	2,601.0
Trade debtors within working capital facility:
Gross debts	545.7							–	545.7
Non-returnable proceeds	(261.0)							–	(261.0)
	284.7							–	284.7
Current asset investments (short-term bank deposits)	244.0						(244.0)	(244.0)	–
Cash and cash equivalents	1,372.0						244.0	244.0	1,616.0
	4,798.9	–	–	–	(76.6)	–	–	(76.6)	4,722.3
Current liabilities
Creditors: amounts falling due within one year (including convertible bonds)	(5,220.0)			62.6			(9.4)	53.2	(5,166.8)
Net current liabilities	(421.1)	–	–	62.6	(76.6)	–	(9.4)	(23.4)	(444.5)
Total assets less current liabilities	6,097.7	(640.6)	1.1	62.6	11.0	–	(9.4)	(575.3)	5,522.4
Non-current liabilities
Creditors: amounts falling due after more than one year (including convertible bonds)	(1,852.6)						(2.6)	(2.6)	(1,855.2)
Deferred tax liabilities	–				(312.3)			(312.3)	(312.3)
Provisions for liabilities and charges	(91.2)	4.3						4.3	(86.9)
Post-employment benefits	(187.8)				(14.5)			(14.5)	(202.3)
Net assets	3,966.1	(636.3)	1.1	62.6	(315.8)	–	(12.0)	(900.4)	3,065.7

Capital and reserves
Called up share capital	118.5							–	118.5
Share premium account	1,002.2							–	1,002.2
Shares to be issued	49.9							–	49.9
Merger reserve	2,920.6							–	2,920.6
Other reserves	(125.5)	(174.7)			28.6		181.0	34.9	(90.6)
Own shares	(277.7)							–	(277.7)
Retained earnings	226.5	(461.6)	1.1	62.6	(344.4)		(196.0)	(938.3)	(711.8)
Equity share owners’ funds	3,914.5	(636.3)	1.1	62.6	(315.8)	–	(15.0)	(903.4)	3,011.1
Minority interests	51.6						3.0	3.0	54.6
Total capital employed	3,966.1	(636.3)	1.1	62.6	(315.8)	–	(12.0)	(900.4)	3,065.7

Transition to IFRS (continued)

Reconciliations from UK GAAP to IFRS

Consolidated equity share owners’ funds as at 1 January 2004

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserve £m	Own Shares £m	Retained earnings £m	Total £m
UK GAAP reported 1 January 2004	118.7	955.3	130.0	2,921.0	(178.9)	(307.8)	129.4	3,767.7

IFRS 1 First time adoption of IFRS[1]	–	–	–	–	181.0	–	(181.0)	–
IFRS 3 Business Combinations[2]	–	–	–	–	–	–	(818.7)	(818.7)
IAS 10 Events after the balance sheet date	–	–	–	–	–	–	52.2	52.2
Other	–	–	–	–	–	–	(11.0)	(11.0)

IFRS restated 1 January 2004	118.7	955.3	130.0	2,921.0	2.1	(307.8)	(829.1)	2,990.2

Notes

[1]	Election to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS.
[2]	Full retrospective restatement of goodwill and corporate brands in the functional currency of the acquiree.

Consolidated equity share owners’ funds as at 1 January 2005

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserve £m	Own Shares £m	Retained earnings £m	Total £m
IFRS opening 1 January 2005	118.5	1,002.2	49.9	2,920.6	(90.6)	(277.7)	(711.8)	3,011.1

Impact of IAS 32 and IAS 39 adjustments:
Reclassification of components of convertible debt	–	–	–	–	88.6	–	(65.8)	22.8
Recognition of additional financial liabilities (including put options)	–	–	–	–	(57.8)	–	(27.1)	(84.9)

IFRS 1 January 2005 restated for IAS 32 and IAS 39	118.5	1,002.2	49.9	2,920.6	(59.8)	(277.7)	(804.7)	2,949.0

Reconciliation to US Accounting Principles

The following is a summary of adjustments to net income and equity share owners’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied. The reconciliation is presented for two years, as permitted by the Securities and Exchange Commission as an accommodation for foreign private issuers in their first year of reporting under International Financial Reporting Standards, incorporating International Accounting Standards (IFRS).

IFRS 1 (First-Time Adoption of International Financial Reporting) allows a number of exemptions from the full requirements of IFRS for those companies adopting IFRS for the first time. WPP has taken advantage of certain of these exemptions, as explained in detail in the Group’s accounting policies.

	For the year ended 31 December
	Notes		2005 £m	2004 £m
Net income
Profit for the year			398.0	299.4
Profit attributable to minority interests			(34.1)	(26.4)
Profit attributable to equity holders of the parent under IFRS			363.9	273.0
US GAAP adjustments:
Amortisation of intangibles	(a	)	(17.2)	(28.5)
Goodwill impairment	(a	)	(22.7)	(10.2)
Contingent consideration	(b	)	(73.9)	(90.5)
Accounting for derivatives	(c	)	(1.3)	(0.3)
Recognition of liabilities	(h	)	–	(16.1)
Pension accounting	(d	)	(15.9)	(9.5)
Employer payroll taxes	(e	)	1.7	2.0
Convertible debt	(i	)	12.7	–
Tax items	(f	)	4.1	0.4
Other			–	6.1
			(112.5)	(146.6)
Net income as adjusted for US GAAP			251.4	126.4

Earnings per share
Basic earnings per share as adjusted for US GAAP	2		20.9 p	11.1 p
Diluted earnings per share as adjusted for US GAAP	2		20.5 p	10.9 p

	As at 31 December
	Notes		2005 £m	2004 £m
Equity share owners’ funds
Total equity			3,985.8	3,065.7
Minority interests			(81.3)	(54.6)
Equity share owners’ funds under IFRS			3,904.5	3,011.1
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	(a	)	585.0	408.4
Other investments	(g	)	(1.4)	0.5
Contingent consideration	(b	)	(277.5)	(215.8)
Accounting for derivatives	(c	)	125.1	34.7
Recognition of liabilities	(h	)	–	(16.1)
Pension accounting	(d	)	13.4	0.9
Convertible debt	(i	)	(19.7)	–
Employer payroll taxes	(e	)	5.7	4.0
Tax items	(f	)	361.9	267.9
Other			–	15.3
			792.5	499.8
Equity share owners’ funds as adjusted for US GAAP			4,697.0	3,510.9

Movement in equity share owners’ funds under US GAAP

	2005 £m	2004 £m
Net income for the year under US GAAP	251.4	126.4
Ordinary dividends	(100.2)	(81.6)
Retained earnings for the year	151.2	44.8
Non-cash share-based incentive plans (including stock options)	68.6	58.8
Exchange adjustments on foreign currency net investments	548.2	(172.8)
Ordinary shares issued in respect of acquisitions	422.3	–
Share issue/cancellation costs	(3.6)	(0.8)
Other ordinary share issues	18.3	32.8
Share cancellations	(123.3)	(73.6)
Pension accounting	9.2	(11.6)
Net additions of own shares by ESOP trusts	(29.0)	(14.9)
Transfer to goodwill	(5.1)	(67.3)
Revaluation of other investments	19.1	2.3
Tax items	110.2	(2.0)
Other items	–	3.2
Net additions/(reductions) to share owners’ funds	1,186.1	(201.1)
Equity share owners’ funds at 1 January	3,510.9	3,712.0
Equity share owners’ funds at 31 December	4,697.0	3,510.9

Notes to the Reconciliation to US Accounting Principles

1 Significant differences between IFRS and US Generally Accepted Accounting Principles

The Group’s financial statements are prepared in accordance with IFRS which differ in certain significant respects from US GAAP. These differences relate principally to the following items:

(a) Goodwill and other intangibles

Capitalisation of goodwill

Under US GAAP (Statement of Financial Accounting Standards 141, Business Combinations, or SFAS 141) and IFRS (IFRS 3, Business Combinations), purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible fixed assets, at the dates of acquisition and any net balance is treated as goodwill. As allowed by IFRS 1, goodwill arising on acquisitions before 1 January 1998 was fully written off against equity share owners’ funds, in accordance with the then preferred treatment under UK GAAP. In accordance with Financial Reporting Standard No. 10 (FRS 10, Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 and before the adoption of IFRS on 1 January 2004 has been capitalised as an intangible asset. This results in a difference in goodwill of £1,208.2 million at 31 December 2005. In addition, as allowed by IFRS 1, a revaluation associated with the acquisition of JWT was recorded in the year following its acquisition and is not recognised under US GAAP. This resulted in a difference in carrying value of £175 million.

As allowed by IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004. Therefore WPP has historically amortised a number of acquisitions where the life to the goodwill was determined to be finite. IFRS 3 prohibits amortisation of goodwill and instead requires annual impairment testing. Under US GAAP (SFAS 142 Goodwill and Other Intangible Assets) goodwill is not amortised for business combinations completed after 30 June 2001; however, amortisation had been recorded under US GAAP historically on business combinations completed through 30 June 2001. This resulted in a difference in cumulative amortisation of goodwill of £457.3 million at 31 December 2005.

Under IFRS, and for acquisitions completed prior to 1 January 2004, UK GAAP, share consideration for acquisitions is measured by reference to the share price on the date the acquisition becomes effective, while under US GAAP the relevant measurement date is the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors. For the acquisition of Young & Rubicam Inc., the share consideration was measured under UK GAAP at the share price on 4 October 2000 of £7.99, while under US GAAP, the share consideration was measured at £8.45, the share price on 12 May 2000. This resulted in a purchase price which differed by £264.7 million and a corresponding difference in the gross carrying amount of goodwill. For the acquisition of Grey, the share consideration was measured under IFRS at the share price on 7 March 2005 of £6.22, while under US GAAP the share consideration was measured at £5.14, the share price on 11 September 2004. This resulted in a purchase price difference of £84.1 million.

Impairment

The Group’s indefinite lived intangible assets consist of goodwill and corporate brand names. The carrying value of these assets is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the ‘recoverable amount’. The term ‘recoverable amount’ as used in IFRS has the same meaning as ‘fair value’ under US GAAP, with fair value usually determined as the present value of future cash flows. Impairment charges recorded under IFRS amounted to £46.0 million and £40.6 million respectively, in 2005 and 2004. The impairment charges relate to certain under-performing businesses during each respective period where the impact of the economic climate on these businesses during each respective period was sufficiently severe to indicate impairment to the carrying value of goodwill. For further details on the Company’s annual impairment review, see note 14 to the consolidated financial statements.

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

Additional impairment charges of £22.7 million (£10.3 million related to Branding & identity, Healthcare and Specialist communications, £12.2 million related to Information, insight & consultancy and £0.2 million related to Advertising and Media investment management) and a charge of £10.2 million (£7.0 million related to Branding & identity, Healthcare and Specialist communications, £3.1 million related to Advertising and Media investment management and £0.3 million related to Public relations & public affairs offset by a reduction of £0.2 million related to Information, insight & consultancy) were recorded under US GAAP in 2005 and 2004, respectively. Under UK GAAP, substantially all such impaired goodwill had been amortised or included in the write-off against share owners’ funds as at 1 January 1998, as more fully described in the Group’s accounting policies. The cumulative difference in goodwill resulting from incremental US GAAP impairment charges since the implementation of SFAS 142 amounts to £73.9 million as at 31 December 2005.

Under US GAAP, SFAS 142 prescribes a two-step impairment test:

■ The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Group uses the discounted cash flow method in determining the fair value of each reporting unit and also gives consideration to the overall market capitalisation of the Group. There are no differences in the performance of this step between IFRS and US GAAP, other than the amounts tested may differ due to GAAP differences affecting the carrying amounts of goodwill.

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

The reporting units of the Group used in this assessment are its operating segments or one level below (i.e. individual offices). Where reporting units are represented by individual offices, those reporting units are assessed for aggregation for purposes of testing for impairment of goodwill. Reporting units are aggregated if they supply similar services, provide these services in a similar manner, have like types and classes of customers and have similar economic characteristics. The reporting units under US GAAP are the same as the cash generating units under IFRS.

Under IFRS (IAS 36, Impairment of Assets), the impairment test is only a one-step test, as more fully described in the note on accounting policies in the financial statements. This could give rise to a GAAP difference related to the impairment of goodwill. At 31 December 2005 this difference was immaterial.

Other intangibles

Under IFRS, the Group has applied IAS 38, Intangible Assets to acquisitions completed since 1 January 2004, which has resulted in the recognition of acquired intangible assets with a carrying value of £330.3 million and £7.0 million at 31 December 2005 and 2004, respectively. The Company generally assesses the fair value of identifiable intangible assets based on the net present value of expected future cash flows to be derived.

Under US GAAP, in accordance with the provisions of SFAS 141, Business Combinations, effective for all business combinations initiated after 30 June 2001, the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand names, customer relationships and proprietary tools. Intangible assets, net of amortisation, recognised under US GAAP with respect to business combinations completed prior to 1 January 2004 resulted in a difference in carrying value of acquired intangible assets of £66.6 million at 31 December 2005. The additional amortisation charge in 2005 relating to these intangibles was £17.2 million (2004: £28.5 million).

Notes to the Reconciliation to US Accounting Principles (continued)

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

(b) Contingent consideration

Under IFRS, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the underlying contingency is resolved and consideration is issued or becomes issuable. At 31 December 2005, the Group’s liabilities for vendor payments under IFRS totalled £220.0 million (2004: £298.6 million), of which £180.6 million (2004: £244.2 million) is dependent on the future performance of the interests acquired. As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on equity share owners’ funds. Under US GAAP, however, a balance sheet classification difference arises such that liabilities and goodwill would each be reduced by the amount indicated as of each year end. This difference represents a continuing difference between IFRS and US GAAP.

In certain historical transactions the Group had considered that there was a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the Company under earnout are required to be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period. As allowed by IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004. This is a transitional difference between IFRS and US GAAP that will continue to affect the reconciiliation of net income until the earnout periods on pre-1 January 2004 acquisitions expire.

(c) Accounting for derivative instruments and hedging activities

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. Therefore, as allowed by IFRS 1, in 2004, gains or losses on forward foreign exchange contracts were deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets. Interest differentials as a result of interest rate swaps were recognised by adjusting net interest payable over the periods of the contract. Under US GAAP, the Group accounts for derivative instruments under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative’s fair value be recognised currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Effective 1 January 2005, under IFRS derivatives are recognised in the balance sheet at fair value. However, GAAP differences remain with respect to certain derivatives terminated prior to 1 January 2005 and hedge relationships designated under IFRS with effect from that date, as follows:

(i) under the transitional provisions of IFRS, the Group has deferred the gains on swaps terminated prior to 1 January 2005 and is amortising them over the remaining life of the underlying bond. Under US GAAP the gains were recognised through income prior to termination of the swaps and now reside in retained earnings. This is a transitional GAAP difference and will continue until the gains deferred under IFRS are fully amortised.

(ii) under IFRS the Group has, for the first time, designated certain of its derivatives as hedging instruments in fair value hedge relationships with effect from 1 January 2005. Under US GAAP these derivatives were not designated as hedges. Consequently all changes in fair value of these derivatives are recognised in the income statement at their fair value, representing a continuing difference between IFRS and US GAAP.

In addition, under IFRS, option agreements that allow the Group’s equity partners to require the Group to purchase the minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at present value of expected cash outflows. Under US GAAP, these options are recorded at their fair value.

(d) Pension accounting

Under IFRS, pension costs are accounted for in accordance with IAS 19, Employee Benefits. Under US GAAP, pension costs are determined in accordance with the requirements of Statement of Financial Accounting Standards No 87, Employers’ Accounting for Pensions (SFAS 87) and SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under IAS 19, these actuarial gains and losses are immediately recognised in the Statement of Recognised Income and Expense (‘SORIE’), whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of the assets and the projected benefit obligation, are amortised over the future working lifetime of the scheme members.

IAS 19 also requires the cost of prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme.

The 2005 financial statements reflect a £15.9 million (2004: £9.5 million) difference in the defined benefit pensions charge between IFRS and US GAAP. This is largely due to the fact that the Group’s defined benefit schemes have experienced actuarial losses in recent years, primarily due to poor investment returns. The US GAAP charges therefore include an amortisation component in respect of these losses, which is not reflected in the IFRS charge.

The differences between IAS 19 and SFAS 87 represent continuing GAAP differences.

(e) Employer payroll taxes

Under IFRS, provisions for National Insurance contributions are required to be measured initially at the date of grant of share options and recognised over the vesting period. Under US GAAP, National Insurance contributions with respect to share options are recognised on the date of the event triggering the measurement and payment of the contribution, which is generally the exercise date. This represents a continuing difference between IFRS and US GAAP.

(f) Tax items

Deferred taxes

Under both IFRS and US GAAP deferred taxes are accounted for on all temporary differences unless specifically excepted by the standards. Deferred tax differences principally arise as a result of additional temporary differences between the IFRS and US GAAP carrying values of assets and liabilities relative to their tax bases, as described in detail throughout these Notes to the Reconciliation to US Accounting Principles.

Treatment of pre-acquisition losses

Under IFRS (IAS 12, Income Taxes), the tax effect of the recognition of the asset in respect of the utilisation of pre-acquisition losses may be taken to the income statement. Under US GAAP, the tax effect of the recognition of the asset in respect of the utilisation of pre-acquisition losses is recorded to goodwill directly and has no impact on tax expense. In 2005, the adjustment for tax items includes £nil (2004: £6.5 million) of tax expense resulting from the utilisation of pre-acquisition losses and a £1.1 million reversal (2004: £12.6 million) of associated goodwill write-off recorded under IAS 12.

Share-based payments

Under US GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS, deferred tax assets are recognised based on the intrinsic gain at the year end. The amount recognised in the income statement is capped at the tax effected share award charge, with any excess being recognised directly in equity.

(g) Other investments

Under IFRS, other investments are classified as available-for-sale. They are recorded at fair value with changes in fair value being reported in equity. Under US GAAP, such investments are also considered available for sale but are only reported at fair value when they are listed. Unlisted investments are carried at cost less any provision for other than temporary impairment, representing a continuing difference between IFRS and US GAAP.

(h) Recognition of liabilities

Under US GAAP, in accordance with the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, liabilities are released when the underlying legal obligation becomes completely extinguished. Under IFRS, since the Group did not apply IAS 39 in respect of the year ended 31 December 2004, as permitted under IFRS 1, the requirement for liabilities to have been legally extinguished in order for derecognition to occur was not applied until 1 January 2005. This was a transitional difference between IFRS and US GAAP.

Notes to the Reconciliation to US Accounting Principles (continued)

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

(i) Convertible debt

Under IFRS, convertible debt is classified into both liability and equity elements, as described in the note on accounting policies in the financial statements. Under US GAAP, APB 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, requires the issuer of a conventional convertible debt instrument issued without a substantial discount to account for the convertible debt entirely as a liability. In addition, consideration is also given to whether the conversion feature should be separated pursuant to SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The differences between IFRS and US GAAP will continue.

2 Earnings per share – reconciliation from IFRS to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. Under IFRS, the Group’s convertible bonds were accretive in 2005 and therefore excluded from the calculation. Under US GAAP, the Group’s convertible bonds were accretive in both 2005 and 2004. Details on the securities are included in the note to the consolidated financial statements on earnings per share.

3 New US GAAP accounting pronouncements

The Group has considered the following recent US GAAP accounting pronouncements covering topics that may be applicable to our operations for their potential impact on our results of operations and financial position:

(i) Adopted in the current year:

SFAS 123R

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value. SFAS 123R is effective for the Group from 1 January 2006, but early adoption is encouraged. The Group has elected to adopt SFAS 123R in 2005 using the modified retrospective method.

Under the modified retrospective method, from the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date. The impact on the 2004 US GAAP financial statements was to reduce net income by £22.9 million.

The FASB issued several FASB Staff Positions (FSPs) during 2005 and 2006 covering topics relating to SFAS 123R. These topics include:

•	the classification of freestanding instruments (FSP SFAS 123R-1);
•	the clarification of definition of grant date (FSP SFAS 123R-2);
•	the transition election related to the tax effects of share-based awards (FSP SFAS 123R-3); and
•	the treatment of a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (FSP SFAS 123R-4).

The application of these FSPs did not have a material impact on the Group’s consolidated results of operations or financial position.

EITF 05-6

In June 2005 the Emerging Issues Task Force (EITF) reached a consensus on Issue 05-6, Determining the Amortisation Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF 05-6). EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased. The adoption of EITF 05-6 has not had a material impact on the consolidated results of operations or financial position.

3 New US GAAP accounting pronouncements (continued)

(ii) To be adopted in future periods:

SFAS 153

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 replacing the exception from having to apply the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. We do not believe that the adoption of SFAS 153 will have a material impact on the Group’s consolidated results of operations or financial position.

SFAS 154

In May 2005, SFAS 154, Accounting Changes and Error Corrections – replacement of APB Opinion No. 20 and FASB Statement No. 3, was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005. We do not believe that the adoption of SFAS 154 will impact the Group’s historical consolidated results of operations or financial position; rather the impact depends upon future changes to accounting principles.

EITF 04-5

In June 2005, the EITF reached a consensus on Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), regarding how to evaluate whether a partnership should be consolidated by one of its partners. The scope of this Issue is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under FASB Interpretation 46(R). The EITF concluded that a general partner or a group of general partners of a limited partnership is presumed to control the limited partnership, unless either the limited partners have the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or the limited partners have substantive participating rights. The guidance in the Issue is effective after 29 June 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other pre-existing limited partnerships, the guidance in this Issue is effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. We do not believe that the adoption of EITF 04-5 will have a material impact on the Group’s financial statements.

FSP SFAS 115-1/124-1

In November 2005, the FASB issued FSP SFAS 115-1/124-1, the Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments. The guidance in FSP SFAS 115-1/124-1 shall be applied to reporting periods beginning after 15 December 2005. The Group does not expect the adoption of FSP SFAS 115-1/124-1 to have a material impact on its consolidated results of operations or financial position.

4 Supplemental discussion of presentational differences

Income Statement

Pension accounting. The 2005 IFRS defined benefit pensions charge includes net finance costs of £7.8 million (2004: £9.5 million) that would be recognised as an operating expense under US GAAP.

Equity accounting. Under IFRS, the Group’s share of results of associates is presented above profit before interest and taxation. Under US GAAP, equity income is presented between income tax expense and income from continuing operations.

Balance Sheet

Debt. Under IFRS the Group initially states debt as the amount of the net proceeds after deduction of issue costs. US GAAP requires such costs to be recorded as a deferred charge and not as a reduction in the carrying value of the debt. The amount of issue costs included in debt at 31 December was £9.1 million (2004: £10.7 million).

Deferred Taxes. Under IFRS, the Group must disclose the gross deferred tax assets and liabilities as non-current. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current, depending on the items to which they relate, disclosed separately and presented on a net basis, by tax jurisdiction.

Notes to the Reconciliation to US Accounting Principles (continued)

5 – Additional US GAAP pension disclosures

The following tables and accompanying information show the information required to be disclosed in accordance with SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS 132), as revised (SFAS 132R), concerning the funded status of the Group’s defined benefit schemes at 31 December 2005 and 2004.

The Group uses a measurement date of 31 December for its defined benefit schemes.

	Year ended 31 December 2005
	UK schemes	Non UK schemes	Total
	£m	£m	£m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	262.9	332.3	595.2
Service Cost	1.6	16.8	18.4
Interest Cost	13.6	17.8	31.4
Plan Participants’ Contributions	0.3	0.3	0.6
Benefits Paid	(11.1)	(16.7)	(27.8)
Actuarial Loss	22.7	3.6	26.3
Loss/(Gain) due to exchange rate movements	0.0	25.6	25.6
Plan Amendments	0.0	0.0	0.0
Acquisitions	0.0	14.2	14.2
Reclassification	0.1	11.3	11.4
Curtailments, Settlements & Special Termination Benefits	0.0	(10.7)	(10.7)
Benefit Obligation at End of Year	290.1	394.5	684.6
Change In Plan Assets
Fair Value of Plan Assets at Beginning of Year	208.2	184.7	392.9
Actual Return on Plan Assets	31.1	15.6	46.7
Employer Contributions	7.2	28.4	35.6
Plan Participants’ Contributions	0.3	0.3	0.6
Benefits Paid	(11.1)	(16.7)	(27.8)
(Loss)/Gain due to exchange rate movements	0.0	14.7	14.7
Acquisitions	0.0	1.2	1.2
Settlements	0.0	(10.7)	(10.7)
Fair Value of Plan Assets at End of Year	235.7	217.5	453.2
Reconciliation of Funded Status as of End of Year
Funded Status	(54.4)	(177.0)	(231.4)
Unrecognised Net Actuarial Loss	54.4	65.9	120.3
Unrecognised Prior Service Cost	0.0	1.3	1.3
Unrecognised Net Transition (Asset)/Obligation	0.0	0.0	0.0
Net Amount Recognised	0.0	(109.8)	(109.8)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	0.0	0.9	0.9
Accrued Benefit Liability	(50.9)	(168.0)	(218.9)
Intangible Asset	0.0	1.6	1.6
Accumulated Other Comprehensive Income	50.9	55.7	106.6
Net Amount Recognised	0.0	(109.8)	(109.8)
Increase in Minimum Liability Included in Other Comprehensive Income	(1.7)	(2.0)	(3.7)
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	290.1	369.2	659.3
Fair Value of Plan Assets	235.7	214.0	449.7

5 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2005
	UK schemes £m	Non UK schemes £m	Total £m
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Benefit Obligation	290.1	323.8	613.9
Accumulated Benefit Obligation	286.2	316.3	602.5
Fair Value of Plan Assets	235.7	177.1	412.8
Total Accumulated Benefit Obligation (ABO)	286.2	353.6	639.8
Components of Net Periodic Pension Cost
Service Cost	1.6	16.8	18.4
Interest Cost	13.6	17.8	31.4
Expected Return on Plan Assets	(11.7)	(12.5)	(24.2)
Amortization of Transition (Asset)/Obligation	0.0	0.0	0.0
Amortisation of Prior Service Cost	0.0	0.5	0.5
Amortisation of Net (Gain)/Loss	5.5	5.2	10.7
Effect of Curtailments & Settlements	0.0	3.2	3.2
Net Periodic Benefit Cost	9.0	31.0	40.0
Weighted-average Assumptions as of End of Year
Discount Rate	4.7%	5.1%	4.9%
Expected Return on Plan Assets	5.2%	6.3%	5.7%
Rate of Compensation Increase	4.3%	3.7%	4.0%
Actual Asset Allocation (at year end)
Actual % of assets invested in equities	18.2%	55.8%	36.2%
Actual % of assets invested in debt securities	43.6%	40.5%	42.2%
Actual % of assets invested in property/real estate assets	6.2%	1.3%	3.9%
Actual % of assets invested in cash	0.9%	2.4%	1.6%
Actual % of assets invested in insured pensions	31.1%	0.0%	16.1%
Long Term Target Asset Allocation
Long term target % of assets invested in equities	25.3%	53.4%	38.7%
Target % of assets invested in debt securities and insured pensions	66.3%	42.8%	55.0%
Target % of assets invested in property/real estate assets	8.1%	1.2%	4.8%
Target % of assets invested in other assets	0.3%	2.6%	1.5%
Estimated future contributions and benefit payments
Expected employer contributions during fiscal year 2006	7.7	28.0	35.7
Expected benefit payments during fiscal year 2006	9.5	22.0	31.5
Expected benefit payments during fiscal year 2007	9.6	24.4	34.0
Expected benefit payments during fiscal year 2008	10.2	23.5	33.7
Expected benefit payments during fiscal year 2009	10.6	25.1	35.7
Expected benefit payments during fiscal year 2010	11.4	25.7	37.1
Expected benefit payments during fiscal years 2011-2015	60.7	139.1	199.8

The main weighted average assumptions used for the actuarial valuations and descriptions of the long-term investment policy are shown in note 26 to the consolidated financial statements.

Notes to the Reconciliation to US Accounting Principles (continued)

5 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2004
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	232.0	315.0	547.0
Service Cost	1.8	10.6	12.4
Interest Cost	12.5	17.7	30.2
Plan Participants’ Contributions	0.3	0.4	0.7
Actuarial Loss	21.0	18.2	39.2
Benefits Paid	(10.7)	(16.8)	(27.5)
Loss/(Gain) due to exchange rate movements	0.0	(15.7)	(15.7)
Plan Amendments	0.0	0.0	0.0
Acquisitions	6.0	5.1	11.1
Curtailments, Settlements & Special Termination Benefits	0.0	(2.2)	(2.2)
Benefit Obligation at End of Year	262.9	332.3	595.2
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	187.6	160.5	348.1
Actual Return on Plan Assets	17.7	17.2	34.9
Employer Contributions	7.3	28.6	35.9
Plan Participants’ Contributions	0.3	0.4	0.7
Benefits Paid	(10.7)	(16.8)	(27.5)
(Loss)/Gain due to exchange rate movements	0.0	(8.4)	(8.4)
Acquisitions	6.0	5.4	11.4
Settlements	0.0	(2.2)	(2.2)
Fair Value of Plan Assets at End of Year	208.2	184.7	392.9
Reconciliation of Funded Status as of End of Year
Funded Status	(54.6)	(147.7)	(202.3)
Unrecognised Net Actuarial Loss	56.5	68.4	124.9
Unrecognised Prior Service Cost	0.0	1.6	1.6
Unrecognised Net Transition (Asset)/Obligation	0.0	0.0	0.0
Net Amount Recognised	1.9	(77.7)	(75.8)
Amounts Recognised in the Statement of Financial Position
Prepaid Benefit Cost	0.6	0.3	0.9
Accrued Benefit Liability	(51.3)	(137.6)	(188.9)
Intangible Asset	0.0	2.0	2.0
Accumulated Other Comprehensive Income	52.6	57.6	110.2
Net Amount Recognised	1.9	(77.7)	(75.8)
Increase in Minimum Liability included in Other Comprehensive Income	9.9	(2.2)	7.7
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	248.5	332.3	580.8
Fair Value of Plan Assets	193.9	184.7	378.6
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Benefit Obligation	248.5	320.9	569.4
Accumulated Benefit Obligation	244.1	311.2	555.3
Fair Value of Plan Assets	193.9	174.1	368.0
Total Accumulated Benefit Obligation (ABO)	258.4	320.0	578.4

5 – Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2004
	UK Schemes	Non UK Schemes	Total
	£m	£m	£m
Components of Net Periodic Pension Cost
Service Cost	1.8	10.6	12.4
Interest Cost	12.5	17.7	30.2
Expected Return on Plan Assets	(10.5)	(10.8)	(21.3)
Amortisation of Prior Service Cost	0.0	0.4	0.4
Amortisation of Transition (Asset)/Obligation	0.0	0.0	0.0
Amortisation of Net (Gain)/Loss	3.8	5.6	9.4
Effect of Curtailments & Settlements	0.0	(0.2)	(0.2)
Net Periodic Pension Cost	7.6	23.3	30.9
Weighted-average Assumptions as of End of Year
Discount Rate	5.3%	5.3%	5.3%
Expected Return on Plan Assets	5.7%	6.4%	6.0%
Rate of Compensation Increase	4.3%	3.7%	4.0%
Actual Asset Allocation (at year end)
Actual % of assets invested in equities	20.2%	57.8%	37.9%
Actual % of assets invested in debt securities	40.8%	39.4%	40.1%
Actual % of assets invested in property/real estate assets	5.9%	1.4%	3.8%
Actual % of assets invested in cash	1.0%	1.4%	1.2%
Actual % of assets invested in insured pensions	32.1%	0%	17.0%
Long Term Target Asset Allocation
Long term target % of assets invested in equities	30.0%	54.2%	41.4%
Target % of assets invested in debt securities and insured pensions	61.3%	41.7%	52.1%
Target % of assets invested in property/real estate assets	8.1%	1.3%	4.9%
Target % of assets invested in cash	0.6%	2.8%	1.6%

	Year ended 31 December 2003
	UK Schemes	Non UK Schemes
Weighted-average Assumptions as of End of Year
Discount Rate	5.5%	5.9%
Expected Return on Plan Assets	5.8%	6.6%
Rate of Compensation Increase	3.6%	3.7%

6 – Supplemental tax disclosures

Deferred taxation

The following table details the IFRS deferred tax asset balances as shown in note 17 to the Consolidated Financial Statements:

	2005 £m	2004 £m
Deferred Tax Assets:
Unutilised Tax Losses	712.1	300.3
Deferred Compensation	21.8	6.9
Retirement Benefits	16.3	14.4
Goodwill	10.6	10.6
Other	164.1	105.4
	924.9	437.6
Less:
Valuation Allowance	(779.6)	(331.5)

Notes to the Reconciliation to US Accounting Principles (continued)

6 – Supplemental tax disclosures (continued)

	2005 £m	2004 £m
Deferred Tax Liabilities	(15.0)	(5.9)
	(794.6)	(337.4)
Net Deferred Tax Assets	130.3	100.2

No material deferred income tax liabilities are expected to arise on distributions of earnings of foreign subsidiaries as the Group intends to reinvest undistributed earnings that would otherwise give rise to such liabilities.

Net operating losses totalling £2,209 million will expire as follows: 2014 – £42 million, 2017 – £64 million, 2018 – £11 million, 2019 – £5 million, 2020 – £241 million and 2021 and thereafter – £1,846 million.

An analysis of the US GAAP adjustment to share owners’ funds related to deferred tax items is presented below, all of which relate to differences arising as a consequence of the US GAAP adjustments disclosed above.

	2005 £m	2004 £m
Goodwill & Intangibles	337.3	308.4
Convertible debt	5.5	—
Compensation	(2.8)	3.1
Pension accounting	(1.0)	3.0
Other	—	(9.8)
Total Deferred Tax US GAAP adjustment	339.0	304.7
Other tax items	22.9	(36.8)
Total US GAAP Adjustment	361.9	267.9

7 – Acquisition of Grey Global Group, Inc.

On 7 March 2005, the Company completed its acquisition of Grey Global Group, Inc. (‘Grey’).

The following table sets forth certain proforma financial information for WPP as if the acquisition of Grey had occurred on 1 January 2005 and 2004, respectively. Other acquisitions completed during the year were immaterial, individually and in the aggregate and have not been included in the pro forma information below. The proforma financial information is stated in accordance with IFRS.

	Year ended 31 December 2005 £		Year ended 31 December 2004 £
Revenue	5,480.8		5,090.5
Income before extraordinary items	358.3		309.2
Net income	358.3		309.2
Basic earnings per ordinary share	29.5	p	25.5	p
Diluted earnings per ordinary share	28.9	p	24.7	p

This unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect as of the dates presented.

8 – Supplemental Segment Disclosures

The Company organises its businesses generally based on the nature of the services provided by each operating company. Where appropriate, operating companies are aggregated into the operating sectors shown below.

The following table shows long-lived assets attributable to each of the Company’s geographical areas:

	2005 £m	2004 £m
UK	667.9	969.8
North America	3,984.6	3,447.2
Continental Europe	2,305.2	810.9
Asia Pacific, Latin America, Africa & Middle East	1,108.9	698.4
	8,066.6	5,926.3

Revenues for the US were £2,006.9 million and £1,583.0 million for the years ended 31 December 2005 and 2004, respectively.

9 – Consolidating condensed financial information

Grey Global Group, Inc. (“Grey”) and WPP Finance (UK) are issuers of certain securities registered under the Securities Act of 1933. These securities are guaranteed by WPP 2005 Limited (formerly WPP Group plc or “Oldco”). WPP Group plc (“Newco”) is a co-obligor of the guarantees as a result of entering into supplemental indentures dated 29 December 2005 for Grey and 27 June 2006 (with effect as of the date of the Scheme of Arrangement) for WPP Finance (UK). As a result, Grey, WPP Finance (UK), Newco and Oldco are each subject to reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, consolidating condensed financial information as of and for the two years ended 31 December 2005 with respect to each subsidiary issuer is presented below.

The consolidating condensed financial information for the year ended 31 December 2004 gives pro forma effect to the purchase of Landor LLC, CommonHealth LLC and Wunderman Worldwide LLC by WPP Finance (UK), an indirect wholly owned subsidiary of WPP Group plc, as if the purchase had occurred as of 1 January 2004.

In the event that Grey or WPP Finance (UK) fails to pay the holders of the securities, thereby requiring Newco or Oldco to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to Newco or Oldco obtaining reimbursement for any such payments from Grey or WPP Finance (UK).

The consolidating condensed financial information with respect to subsidiary issuer WPP Finance (UK) for the two years ended 31 December 2005 is presented below:

Consolidating income statement

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	–	5,373.7	–	5,373.7
Direct costs	–	–	–	(241.0)	–	(241.0)
Gross profit	–	–	–	5,132.7	–	5,132.7
Operating costs	(3.4)	(35.6)	(4.9)	(4,436.0)	–	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	(4.9)	696.7	–	652.8
Share of results of subsidiaries	367.3	441.3	26.9	–	(835.5)	–
Share of results of associates	–	–	–	33.9	–	33.9
Profit before interest and taxation	363.9	405.7	22.0	730.6	(835.5)	686.7
Finance income	–	44.3	–	43.3	–	87.6
Finance costs	–	(82.7)	(20.3)	(79.3)	–	(182.3)
Profit/(loss) before taxation	363.9	367.3	1.7	694.6	(835.5)	592.0
Taxation	–	–	–	(194.0)		(194.0)
Profit for the year	363.9	367.3	1.7	500.6	(835.5)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	1.7	466.5	(835.5)	363.9
Minority interests	–	–	–	34.1	–	34.1
	363.9	367.3	1.7	500.6	(835.5)	398.0
Reconciliation to US Accounting Principles:
Profit attributable to equity holders of the parent under IFRS	363.9	367.3	1.7	466.5	(835.5)	363.9
Amortisation of intangibles	(17.2)	(17.2)	–	(17.2)	34.4	(17.2)
Goodwill impairment	(22.7)	(22.7)	–	(22.7)	45.4	(22.7)
Contingent consideration	(73.9)	(73.9)	(0.8)	(73.9)	148.6	(73.9)
Accounting for derivatives	(1.3)	(1.3)	–	(26.5)	27.8	(1.3)
Pension accounting	(15.9)	(15.9)	–	(15.9)	31.8	(15.9)
Employer payroll taxes	1.7	1.7	–	1.7	(3.4)	1.7
Convertible debt	12.7	12.7	–	12.7	(25.4)	12.7
Tax items	4.1	4.1	–	4.1	(8.2)	4.1
	(112.5)	(112.5)	(0.8)	(137.7)	251.0	(112.5)
Net income as adjusted for US GAAP	251.4	254.8	0.9	328.8	(584.5)	251.4

Consolidating income statement

For the year ended 31 December 2004

£m

	WPP Group plc¹ (Oldco)	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	4,299.5	–	4,299.5
Direct costs	–	–	(225.1)	–	(225.1)
Gross profit	–	–	4,074.4	–	4,074.4
Operating costs	(30.3)	(2.9)	(3,565.7)	–	(3,598.9)
Operating profit/(loss)	(30.3)	(2.9)	508.7	–	475.5
Share of results of subsidiaries	326.6	26.6	–	(353.2)	–
Share of results of associates	–	–	29.5	–	29.5
Profit before interest and taxation	296.3	23.7	538.2	(353.2)	505.0
Finance income	40.2	–	37.5	–	77.7
Finance costs	(63.5)	(10.4)	(74.4)	–	(148.3)
Profit before taxation	273.0	13.3	501.3	(353.2)	434.4
Taxation	–	–	(135.0)	–	(135.0)
Profit for the year	273.0	13.3	366.3	(353.2)	299.4
Attributable to:
Equity holders of the parent	273.0	13.3	339.9	(353.2)	273.0
Minority interests	–	–	26.4	–	26.4
	273.0	13.3	366.3	(353.2)	299.4
Reconciliation to US Accounting Principles:
Profit attributable to equity holders of the parent under IFRS	273.0	13.3	339.9	(353.2)	273.0
Amortisation of intangibles	(28.5)	–	(28.5)	28.5	(28.5)
Goodwill impairment	(10.2)	–	(10.2)	10.2	(10.2)
Contingent consideration deemed as compensation	(90.5)	–	(90.5)	90.5	(90.5)
Accounting for derivatives	(0.3)	–	(23.8)	23.8	(0.3)
Recognition of Liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	(9.5)	–	(9.5)	9.5	(9.5)
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Tax items	0.4	–	(0.4)	0.4	0.4
Other	6.1		6.1	(6.1)	6.1
	(146.6)	–	(170.9)	170.9	(146.6)
Net income as adjusted for US GAAP	126.4	13.3	169.0	(182.3)	126.4

¹	Now known as WPP 2005 Limited.

Consolidating cash flow statement

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	(9.3)	(139.9)	0.8	1,091.1	(105.2)	837.5
Investing Activities
Acquisitions and disposals	–	(231.2)	–	(276.5)	–	(507.7)
Purchase of property, plant & equipment	–	(1.8)	–	(158.7)	–	(160.5)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(10.8)	–	(10.8)
Proceeds on disposal of property, plant and equipment	–	–	–	6.7	–	6.7
Net cash outflow from investing activities	–	(233.0)	–	(439.3)	–	(672.3)
Issue of shares	2.1	18.2	–	–	–	20.3
Share repurchases and buybacks	(26.7)	(96.6)	–	(29.0)	–	(152.3)
Net decrease in borrowings	–	–	–	(595.2)		(595.2)
Financing and share issue costs	–	(2.2)	–	–	–	(2.2)
Equity dividends paid	–	(100.2)	–	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(24.0)	–	(24.0)
Net cash inflow from financing activities	(24.6)	(180.8)	–	(753.4)	105.2	(853.6)
Net (decrease)/increase in cash and cash equivalents	(33.9)	(553.7)	0.8	(101.6)	–	(688.4)
Translation differences	–	–	–	85.0	–	85.0
Cash and cash equivalents at beginning of year	–	(475.1)	–	1,758.1	–	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	0.8	1,741.5	–	679.6

Consolidating cash flow statement

For the year ended 31 December 2004

£m

	WPP Group plc¹ (Oldco)	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	192.3	(9.6)	490.2	(116.5)	556.4
Investing Activities
Acquisitions and disposals	(2.1)	(326.3)	119.5	–	(208.9)
Purchase of Property, plant & equipment	(1.7)	–	(88.0)	–	(89.7)
Purchase of other intangibles (including capitalised computer software)	–	–	(5.9)	–	(5.9)
Proceeds on disposal of Property, plant and equipment	–	–	9.3	–	9.3
Net cash inflow from investing activities	(3.8)	(326.3)	34.9	–	(295.2)
Issue of Shares	17.9	–	–	–	17.9
Share repurchases and buy backs	(73.7)	–	(15.0)	–	(88.7)
Net increase/(decrease) in borrowings	(230.5)	335.9	23.2		128.6
Financing and share issue costs	(1.3)	–	(3.7)	–	(5.0)
Equity dividends paid	(81.7)	–	(116.5)	116.5	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	(22.5)	–	(22.5)
Net cash inflow from financing activities	(369.3)	335.9	(134.5)	116.5	(51.4)
Net (decrease)/increase in cash and cash equivalents	(180.8)	–	390.6	–	209.8
Translation differences	–	–	(44.6)	–	(44.6)
Cash and cash equivalents at beginning of year	(294.3)	–	1,412.1	–	1,117.8
Cash and cash equivalents at end of year	(475.1)	–	1,758.1	–	1,283.0

¹ Now known as WPP 2005 Limited.

Consolidating balance sheet

At 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	–	5,675.2	–	5,675.2
Other	–	0.6	–	1,260.0	–	1,260.6
Property, plant and equipment	–	2.9	–	420.6	–	423.5
Investment in subsidiaries	3,897.4	6,332.2	1,242.3	–	(11,471.9)	–
Interests in associates	–	–	–	509.9	–	509.9
Other investments	–	–	–	55.3	–	55.3
Deferred tax assets	–	–	–	130.3	–	130.3
Trade and other receivables	–	25.2	–	116.9	–	142.1
	3,897.4	6,360.9	1,242.3	8,168.2	(11,471.9)	8,196.9
Current assets
Inventories	–	–	–	281.5	–	281.5
Trade and other receivables	–	47.1	–	4,748.4	–	4,795.5
Cash and short-term deposits	–	1.3	0.8	2,143.2	(1,030.1)	1,115.2
	–	48.4	0.8	7,173.1	(1,030.1)	6,192.2
Current Liabilities
Trade and other payables	–	(57.5)	(1.0)	(6,769.9)	–	(6,828.4)
Corporate income taxes payable	–	–	–	(56.5)	–	(56.5)
Bank overdrafts and loans	(33.9)	(1,030.1)	–	(423.9)	1,030.1	(457.8)
	(33.9)	(1,087.6)	(1.0)	(7,250.3)	1,030.1	(7,342.7)
Net current assets (liabilities)	(33.9)	(1,039.2)	(0.2)	(77.2)	–	(1,150.5)
Total assets less current liabilities	3,863.5	5,321.7	1,242.1	8,091.0	(11,471.9)	7,046.4
Non-current liabilities
Bonds and bank loans	–	(932.3)	(368.7)	(160.4)	–	(1,461.4)
Trade and other payables	–	–	–	(703.0)	–	(703.0)
Deferred tax liabilities	–	(9.6)	–	(523.5)	–	(533.1)
Provisions for post employment benefits	–	–	–	(231.4)	–	(231.4)
Provisions for liabilities and charges	–	–	–	(131.7)	–	(131.7)
	–	(941.9)	(368.7)	(1,750.0)	–	(3,060.6)
Net intercompany (payable)/receivable	41.0	(482.4)	(35.6)	477.0	–	–
Net assets	3,904.5	3,897.4	837.8	6,818.0	(11,471.9)	3,985.8
Reconciliation to US Accounting Principles:
Total equity	3,904.5	3,897.4	837.8	6,818.0	(11,471.9)	3,985.8
Minority interests	–	–	–	(81.3)	–	(81.3)
Equity share owners funds under IFRS	3,904.5	3,897.4	837.8	6,736.7	(11,471.9)	3,904.5
US GAAP Adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation impairment and amounts capitalised under IFRS)	585.0	585.0	2.1	584.0	(1,171.1)	585.0
Other investments	(1.4)	(1.4)	–	(1.4)	2.8	(1.4)
Contingent consideration	(277.5)	(277.5)	(0.2)	(277.5)	555.2	(277.5)
Accounting for derivatives	125.1	125.1	–	93.0	(218.1)	125.1
Pension accounting	13.4	13.4	–	13.4	(26.8)	13.4
Convertible debt	(19.7)	(19.7)	–	(19.7)	39.4	(19.7)
Employer payroll taxes	5.7	5.7	–	5.7	(11.4)	5.7
Tax items	361.9	361.9	–	361.9	(723.8)	361.9
	792.5	792.5	1.9	759.4	(1,553.8)	792.5
Equity share owners’ funds as adjusted for US GAAP	4,697.0	4,689.9	839.7	7,496.1	(13,025.7)	4,697.0

Consolidating balance sheet

At 31 December 2004

£m

	WPP Group plc¹ (Oldco)	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Goodwill	–	–	4,389.7	–	4,389.7
Other	–	–	773.6	–	773.6
Property, plant and equipment	3.1	–	306.7	–	309.8
Investment in subsidiaries	5,304.4	1,189.1	–	(6,493.5)	–
Interest in associates	–	–	385.5	–	385.5
Other Investments	–	–	8.1	–	8.1
Deferred tax assets	–	–	100.2	–	100.2
Trade and other receivables	–	–	59.5	–	59.5
	5,307.5	1,189.1	6,023.3	(6,493.5)	6,026.4
Current assets
Inventories	–	–	220.6	–	220.6
Trade and other receivables	22.7	10.5	2,508.3	–	2,541.5
Trade receivables with working capital Facility:
Gross Receivables	–	–	545.7	–	545.7
Non-returnable proceeds	–	–	(261.0)	–	(261.0)
Cash and short-term deposits	1.6	–	1,614.4	–	1,616.0
	24.3	10.5	4,628.0	–	4,662.8
Current Liabilities
Trade and other payables	(97.1)	–	(4,418.8)	–	(4,515.9)
Corporate income taxes payable	–	–	(53.1)	–	(53.1)
Bank overdrafts and loans	(476.7)	(0.9)	(120.2)	–	(597.8)
	(573.8)	(0.9)	(4,592.1)	–	(5,166.8)
Net current assets (liabilities)	(549.5)	9.6	35.9	–	(504.0)
Total assets less current liabilities	4,758.0	1,198.7	6,059.2	(6,493.5)	5,522.4
Non-current liabilities
Bonds and bank loans	(905.0)	(351.1)	(62.5)	–	(1,318.6)
Trade and other payables	(16.1)	–	(520.5)	–	(536.6)
Deferred tax liabilities	–	–	(312.3)	–	(312.3)
Provisions for post employment benefits	–	–	(202.3)	–	(202.3)
Provisions for liabilities and charges	–	–	(86.9)	–	(86.9)
	(921.1)	(351.1)	(1,184.5)	–	(2,456.7)
Net intercompany (payable) /receivable	(825.8)	(12.8)	838.6	–	–
Net assets	3,011.1	834.8	5,713.3	(6,493.5)	3,065.7
Reconciliation to US Accounting Principles:
Total equity	3,011.1	834.8	5,713.3	(6,493.5)	3,065.7
Minority interests	–	–	(54.6)	–	(54.6)
Equity Share Owners funds under IFRS	3,011.1	834.8	5,658.7	(6,493.5)	3,011.1
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation impairment and amounts capitalised under IFRS)	408.4	(22.0)	408.4	(386.4)	408.4
Other investments	0.5	–	0.5	(0.5)	0.5
Contingent consideration	(215.8)	–	(215.8)	215.8	(215.8)
Accounting for derivatives	34.7	–	33.4	(33.4)	34.7
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	0.9	–	0.9	(0.9)	0.9
Employer payroll taxes	4.0	–	4.0	(4.0)	4.0
Tax items	267.9	–	267.9	(267.9)	267.9
Other	15.3	–	15.3	(15.3)	15.3
	499.8	(22.0)	498.5	(476.5)	499.8
Share owners’ funds as adjusted for US GAAP	3,510.9	812.8	6,157.2	(6,970.0)	3,510.9

¹Now known as WPP 2005 Limited.

The consolidating condensed financial information with respect to subsidiary issuer Grey Global Group, Inc. as of and for the year ended 31 December 2005 is presented below. On 7 March 2005, the Company completed its acquisition of Grey. Accordingly, the results of Grey from that date are included in the consolidating condensed financial information below.

Consolidating income statement

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	79.9	5,293.8	–	5,373.7
Direct costs	–	–	–	(241.0)	–	(241.0)
Gross profit	–	–	79.9	5,052.8	–	5,132.7
Operating costs	(3.4)	(35.6)	(76.3)	(4,364.6)	–	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	3.6	688.2	–	652.8
Share of results of subsidiaries	367.3	441.3	60.2	–	(868.8)	–
Share of results of associates	–	–	–	33.9	–	33.9
Profit before interest and taxation	363.9	405.7	63.8	722.1	(868.8)	686.7
Finance income	–	44.3	5.5	37.8	–	87.6
Finance costs	–	(82.7)	(37.1)	(62.5)	–	(182.3)
Profit/(loss) before taxation	363.9	367.3	32.2	697.4	(868.8)	592.0
Taxation	–	–	(7.5)	(186.5)	–	(194.0)
Profit for the year	363.9	367.3	24.7	510.9	(868.8)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	24.7	476.8	(868.8)	363.9
Minority interests	–	–	–	34.1	–	34.1
	363.9	367.3	24.7	510.9	(868.8)	398.0
Reconciliation to US Accounting Principles:
Profit attributable to equity holders of the parent under IFRS	363.9	367.3	24.7	476.8	(868.8)	363.9
Amortisation of intangibles	(17.2)	(17.2)	–	(17.2)	34.4	(17.2)
Goodwill impairment	(22.7)	(22.7)	–	(22.7)	45.4	(22.7)
Contingent consideration	(73.9)	(73.9)	0.3	(73.9)	147.5	(73.9)
Accounting for derivatives	(1.3)	(1.3)	(0.7)	(25.8)	27.8	(1.3)
Pension accounting	(15.9)	(15.9)	–	(15.9)	31.8	(15.9)
Employer payroll taxes	1.7	1.7	0.2	1.5	(3.4)	1.7
Convertible debt	12.7	12.7	(0.9)	13.6	(25.4)	12.7
Tax items	4.1	4.1	–	4.1	(8.2)	4.1
	(112.5)	(112.5)	(1.1)	(136.3)	249.9	(112.5)
Net income as adjusted for US GAAP	251.4	254.8	23.6	340.5	(618.9)	251.4

Consolidating income statement

For the year ended 31 December 2004

£m

	WPP Group plc¹ (Oldco)	Grey Global Group Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	4,299.5	–	4,299.5
Direct costs	–	–	(225.1)	–	(225.1)
Gross profit	–	–	4,074.4	–	4,074.4
Operating costs	(30.3)	–	(3,568.6)	–	(3,598.9)
Operating profit/(loss)	(30.3)	–	505.8	–	475.5
Share of results of subsidiaries	326.6	–	–	(326.6)	–
Share of results of associates	–	–	29.5	–	29.5
Profit before interest and taxation	296.3	–	535.3	(326.6)	505.0
Finance income	40.2	–	37.5	–	77.7
Finance costs	(63.5)	–	(84.8)	–	(148.3)
Profit before taxation	273.0	–	488.0	(326.6)	434.4
Taxation	–	–	(135.0)	–	(135.0)
Profit for the year	273.0	–	353.0	(326.6)	299.4
Attributable to:
Equity holders of the parent	273.0	–	326.6	(326.6)	273.0
Minority interests	–	–	26.4	–	26.4
	273.0	–	353.0	(326.6)	299.4
Reconciliation to US Accounting Principles:
Profit attributable to equity holders of the parent under IFRS	273.0	–	326.6	(326.6)	273.0
Amortisation of intangibles	(28.5)	–	(28.5)	28.5	(28.5)
Goodwill impairment	(10.2)	–	(10.2)	10.2	(10.2)
Contingent consideration deemed as compensation	(90.5)	–	(90.5)	90.5	(90.5)
Accounting for derivatives	(0.3)	–	(23.8)	23.8	(0.3)
Recognition of Liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	(9.5)	–	(9.5)	9.5	(9.5)
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Tax items	0.4	–	(0.4)	0.4	0.4
Other	6.1		6.1	(6.1)	6.1
	(146.6)	–	(170.9)	170.9	(146.6)
Net income as adjusted for US GAAP	126.4	–	155.7	(155.7)	126.4

¹	Now known as WPP 2005 Limited.

Consolidating cash flow statement

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	(9.3)	(139.9)	(62.6)	1,154.5	(105.2)	837.5
Investing Activities
Acquisitions and disposals	–	(231.2)	99.0	(375.5)	–	(507.7)
Purchase of property, plant & equipment	–	(1.8)	(3.7)	(155.0)	–	(160.5)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(10.8)	–	(10.8)
Proceeds on disposal of property, plant and equipment	–	–	–	6.7	–	6.7
Net cash outflow from investing activities	–	(233.0)	95.3	(534.6)	–	(672.3)
Issue of shares	2.1	18.2	–	–	–	20.3
Share repurchases and buybacks	(26.7)	(96.6)	–	(29.0)	–	(152.3)
Net decrease in borrowings	–	–	(65.3)	(529.9)	–	(595.2)
Financing and share issue costs	–	(2.2)	–	–	–	(2.2)
Equity dividends paid	–	(100.2)	–	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(24.0)	–	(24.0)
Net cash inflow from financing activities	(24.6)	(180.8)	(65.3)	(688.1)	105.2	(853.6)
Net decrease in cash and cash equivalents	(33.9)	(553.7)	(32.6)	(68.2)	–	(688.4)
Translation differences	–	–	11.8	73.2	–	85.0
Cash and cash equivalents at beginning of year	–	(475.1)	–	1,758.1	–	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	(20.8)	1,763.1	–	679.6

Consolidating cash flow statement

For the year ended 31 December 2004

£m

	WPP Group plc¹ (Oldco)	Grey Global Group Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	192.3	–	480.6	(116.5)	556.4
Investing Activities
Acquisitions and disposals	(2.1)	–	(206.8)	–	(208.9)
Purchase of Property, plant & equipment	(1.7)	–	(88.0)	–	(89.7)
Purchase of other intangibles (including capitalised computer software)	–	–	(5.9)	–	(5.9)
Proceeds on disposal of Property, plant and equipment	–	–	9.3	–	9.3
Net cash inflow from investing activities	(3.8)	–	(291.4)	–	(295.2)
Issue of Shares	17.9	–	–	–	17.9
Share repurchases and buy backs	(73.7)	–	(15.0)	–	(88.7)
Net increase/(decrease) in borrowings	(230.5)	–	359.1		128.6
Financing and share issue costs	(1.3)	–	(3.7)	–	(5.0)
Equity dividends paid	(81.7)	–	(116.5)	116.5	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	(22.5)	–	(22.5)
Net cash inflow from financing activities	(369.3)	–	201.4	116.5	(51.4)
Net (decrease)/increase in cash and cash equivalents	(180.8)	–	390.6	–	209.8
Translation differences	–	–	(44.6)	–	(44.6)
Cash and cash equivalents at beginning of year	(294.3)	–	1,412.1	–	1,117.8
Cash and cash equivalents at end of year	(475.1)	–	1,758.1	–	1,283.0

¹ Now known as WPP 2005 Limited.

Consolidating balance sheet

At 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	10.9	5,664.3	–	5,675.2
Other	–	0.6	122.4	1,137.6	–	1,260.6
Property, plant and equipment	–	2.9	11.6	409.0	–	423.5
Investment in subsidiaries	3,897.4	6,332.2	1,361.9	–	(11,591.5)	–
Interests in associates	–	–	8.6	501.3	–	509.9
Other investments	–	–	–	55.3	–	55.3
Deferred tax assets	–	–	–	130.3	–	130.3
Trade and other receivables	–	25.2	–	116.9	–	142.1
	3,897.4	6,360.9	1,515.4	8,014.7	(11,591.5)	8,196.9
Current assets
Inventories	–	–	–	281.5	–	281.5
Trade and other receivables	–	47.1	178.6	4,569.8	–	4,795.5
Cash and short-term deposits	–	1.3	0.2	2,143.8	(1,030.1)	1,115.2
	–	48.4	178.8	6,995.1	(1,030.1)	6,192.2
Current Liabilities
Trade and other payables	–	(57.5)	(184.6)	(6,586.3)	–	(6,828.4)
Corporate income taxes payable	–	–	(0.8)	(55.7)	–	(56.5)
Bank overdrafts and loans	(33.9)	(1,030.1)	(21.0)	(402.9)	1,030.1	(457.8)
	(33.9)	(1,087.6)	(206.4)	(7,044.9)	1,030.1	(7,342.7)
Net current assets (liabilities)	(33.9)	(1,039.2)	(27.6)	(49.8)	–	(1,150.5)
Total assets less current liabilities	3,863.5	5,321.7	1,487.8	7,964.9	(11,591.5)	7,046.4
Non-current liabilities
Bonds and bank loans	–	(932.3)	(100.7)	(428.4)	–	(1,461.4)
Trade and other payables	–	–	(10.1)	(692.9)	–	(703.0)
Deferred tax liabilities	–	(9.6)	(75.2)	(448.3)	–	(533.1)
Provisions for post employment benefits	–	–	–	(231.4)	–	(231.4)
Provisions for liabilities and charges	–	–	(1.8)	(129.9)	–	(131.7)
	–	(941.9)	(187.8)	(1,930.9)	–	(3,060.6)
Net intercompany (payable)/receivable	41.0	(482.4)	(444.2)	885.6	–	–
Net assets	3,904.5	3,897.4	855.8	6,919.6	(11,591.5)	3,985.8
Reconciliation to US Accounting Principles:
Total equity	3,904.5	3,897.4	855.8	6,919.6	(11,591.5)	3,985.8
Minority interests	–	–	–	(81.3)	–	(81.3)
Equity share owners funds under IFRS	3,904.5	3,897.4	855.8	6,838.3	(11,591.5)	3,904.5
US GAAP Adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation impairment and amounts capitalised under IFRS)	585.0	585.0	(74.8)	586.1	(1,096.3)	585.0
Other investments	(1.4)	(1.4)	–	(1.4)	2.8	(1.4)
Contingent consideration	(277.5)	(277.5)	–	(277.7)	555.2	(277.5)
Accounting for derivatives	125.1	125.1	0.3	92.7	(218.1)	125.1
Pension accounting	13.4	13.4	–	13.4	(26.8)	13.4
Convertible debt	(19.7)	(19.7)	(1.1)	(18.6)	39.4	(19.7)
Employer payroll taxes	5.7	5.7	0.2	5.5	(11.4)	5.7
Tax items	361.9	361.9	(2.8)	364.7	(723.8)	361.9
	792.5	792.5	(78.2)	764.7	(1,479.0)	792.5
Equity share owners’ funds as adjusted for US GAAP	4,697.0	4,689.9	777.6	7,603.0	(13,070.5)	4,697.0

Consolidating balance sheet

At 31 December 2004

£m

	WPP Group plc¹ (Oldco)	Grey Global Group Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Goodwill	–	–	4,389.7	–	4,389.7
Other	–	–	773.6	–	773.6
Property, plant and equipment	3.1	–	306.7	–	309.8
Investment in subsidiaries	5,304.4	–	–	(5,304.4)	–
Interest in associates	–	–	385.5	–	385.5
Other Investments	–	–	8.1	–	8.1
Deferred tax assets	–	–	100.2	–	100.2
Trade and other receivables	–	–	59.5	–	59.5
	5,307.5	–	6,023.3	(5,304.4)	6,026.4
Current assets
Inventories	–	–	220.6	–	220.6
Trade and other receivables	22.7	–	2,518.8	–	2,541.5
Trade receivables with working capital Facility:
Gross Receivables	–	–	545.7	–	545.7
Non-returnable proceeds	–	–	(261.0)	–	(261.0)
Cash and short-term deposits	1.6	–	1,614.4	–	1,616.0
	24.3	–	4,638.5	–	4,662.8
Current Liabilities
Trade and other payables	(97.1)	–	(4,418.8)	–	(4,515.9)
Corporate income taxes payable	–	–	(53.1)	–	(53.1)
Bank overdrafts and loans	(476.7)	–	(121.1)	–	(597.8)
	(573.8)	–	(4,593.0)	–	(5,166.8)
Net current assets (liabilities)	(549.5)	–	45.5	–	(504.0)
Total assets less current liabilities	4,758.0	–	6,068.8	(5,304.4)	5,522.4
Non-current liabilities
Bonds and bank loans	(905.0)	–	(413.6)	–	(1,318.6)
Trade and other payables	(16.1)	–	(520.5)	–	(536.6)
Deferred tax liabilities	–	–	(312.3)	–	(312.3)
Provisions for post employment benefits	–	–	(202.3)	–	(202.3)
Provisions for liabilities and charges	–	–	(86.9)	–	(86.9)
	(921.1)	–	(1,535.6)	–	(2,456.7)
Net intercompany (payable) /receivable	(825.8)	–	825.8	–	–
Net assets	3,011.1	–	5,359.0	(5,304.4)	3,065.7
Reconciliation to US Accounting Principles:
Total equity	3,011.1	–	5,359.0	(5,304.4)	3,065.7
Minority interests	–	–	(54.6)	–	(54.6)
Equity Share Owners funds under IFRS	3,011.1	–	5,304.4	(5,304.4)	3,011.1
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation impairment and amounts capitalised under IFRS)	408.4	–	408.4	(408.4)	408.4
Other investments	0.5	–	0.5	(0.5)	0.5
Contingent consideration	(215.8)	–	(215.8)	215.8	(215.8)
Accounting for derivatives	34.7	–	33.4	(33.4)	34.7
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	0.9	–	0.9	(0.9)	0.9
Employer payroll taxes	4.0	–	4.0	(4.0)	4.0
Tax items	267.9	–	267.9	(267.9)	267.9
Other	15.3	–	15.3	(15.3)	15.3
	499.8	–	498.5	(498.5)	499.8
Share owners’ funds as adjusted for US GAAP	3,510.9	–	5,802.9	(5,802.9)	3,510.9

¹Now known as WPP 2005 Limited.