Form 20-F
period 2006-12-31
WPP GROUP PLC
filed 2007-06-25
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2006

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

The number of outstanding ordinary shares is 1,240,605,187 which includes the underlying ordinary shares represented by 20,706,642 ADSs.

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

YES  ☐    NO  ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP Group plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest communication services businesses in the world. As of 31 December 2006, the Group had approximately 79,000 employees. For the year ended 31 December 2006, the Group had revenue of approximately £5.9 billion and operating profit of approximately £742 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

WPP prepared its primary financial statements under UK Generally Accepted Accounting Practice (“UK GAAP”) extant in respect of 2004 (“2004 UK GAAP”) for the years up to and including the year ended 31 December 2004. For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, were required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards including International Accounting Standards (“IFRS”). WPP’s date of transition to IFRS was 1 January 2004. The selected financial data under IFRS is presented for three years. IFRS differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). A reconciliation to US GAAP for these periods is set forth on pages F-36 to F-75 of the Consolidated Financial Statements.

The selected financial data under IFRS and US GAAP as of and for the three years ended 31 December 2006 is derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data under 2004 UK GAAP as of and for the two years ended 31 December 2003 has been presented in a separate table for informational purposes. The 2004 UK GAAP information, together with the US GAAP information as of and for the two years ended 31 December 2003 is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F.

The reporting currency of the Group is the pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data under IFRS1

	Year ended 31 December
	2006		2005		2004
	£m		£m		£m
Revenue	5,907.8		5,373.7		4,299.5
Operating profit	741.6		652.8		475.5
Profit attributable to equity holders of the parent	435.8		363.9		273.0
Earnings per ordinary share:
Basic	36.3	p	30.3	p	24.0	p
Diluted	35.2	p	29.7	p	23.4	p
Earnings per ADS[2]:
Basic	181.5	p	151.5	p	120.0	p
Diluted	176.0	p	148.5	p	117.0	p
Cash dividends per ordinary share	9.94	p	8.28	p	6.90	p
Cash dividends per ADS (US dollars)	90.9	c	75.7	c	58.9	c

Selected Consolidated Income Statement Data under US GAAP3,4

	Year ended 31 December
	2006		2005		2004		2003		2002
	£m		£m		£m		£m		£m
Operating profit	657.5		506.2		327.8		294.7		187.0
Net income before the cumulative effect of change in accounting principle	347.0		251.4		126.4		86.6		51.3
Net income after the cumulative effect of change in accounting principle[4]	347.0		251.4		126.4		86.6		25.6
Earnings per ordinary share before the cumulative effect of change in accounting principle:
Basic	28.9	p	20.9	p	11.1	p	7.8	p	4.6	p
Diluted	28.0	p	20.5	p	10.9	p	7.6	p	4.5	p
Earnings per ordinary share after the cumulative effect of change in accounting principle:
Basic	28.9	p	20.9	p	11.1	p	7.8	p	2.3	p
Diluted	28.0	p	20.5	p	10.9	p	7.6	p	2.3	p
Earnings per ADS before cumulative effect of change in accounting principle[2]:
Basic	144.5	p	104.5	p	55.5	p	39.0	p	23.0	p
Diluted	140.0	p	102.5	p	54.5	p	38.0	p	22.5	p
Earnings per ADS after the cumulative change in accounting principle[2,4]:
Basic	144.5	p	104.5	p	55.5	p	39.0	p	11.5	p
Diluted	140.5	p	102.5	p	54.5	p	38.0	p	11.5	p
Cash dividends per ordinary share	9.94	p	8.28	p	6.90	p	5.75	p	4.79	p
Cash dividends per ADS (US dollars)	90.9	c	75.7	c	58.9	c	44.6	c	35.0	c

Selected Consolidated Profit and Loss Account Data under 2004 UK GAAP1

	Year ended 31 December
	2003 Restated[5]	2002 Restated[5]
	£m	£m
Revenue	4,106.0	3,908.3
Operating profit	415.3	260.1
Profit on ordinary activities before taxation	349.9	193.0
Profit attributable to ordinary share owners	208.4	75.6
Earnings per ordinary share:
Basic	18.7p	6.8p
Diluted	18.2p	6.7p
Earnings per ADS[2]:
Basic	93.5p	34.0p
Diluted	91.0p	33.5p
Cash dividends per ordinary share	6.48p	5.40p
Cash dividends per ADS (US dollars)	53.0c	40.6c

Selected Consolidated Balance Sheet Data under IFRS1

	As of 31 December
	2006	2005	2004
	£m	£m	£m
Total assets	14,695.9	14,389.1	10,689.2
Net assets	3,918.4	3,985.8	3,065.7
Capital stock	124.1	125.3	118.5
Number of shares (in millions)	1,240.6	1,252.9	1,185.3

Selected Consolidated Balance Sheet Data under US GAAP

	As of 31 December
	2006	2005	2004	2003	2002
	£m	£m	£m	£m	£m
Total assets	14,672.1	14,591.0	10,657.5	10,412.3	9,799.6
Net assets	4,480.9	4,778.3	3,565.5	3,760.1	3,811.1

Selected Consolidated Balance Sheet Data under 2004 UK GAAP1

	As of 31 December
	2003 Restated[5]	2002 Restated[5]
	£m	£m
Total assets	10,697.5	9,646.6
Net assets	3,815.8	3,433.7
Capital stock	118.7	115.7
Number of shares (in millions)	1,187.4	1,157.3

Notes

[1]

As permitted by the Securities and Exchange Commission, the selected financial data under IFRS is presented for three years, and the selected financial data under 2004 UK GAAP is presented for the preceding two years in a separate table for informational purposes.

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

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

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

	Pence per ordinary share			US cents per ADS
Year ended 31 December:	Interim	Final	Total	Interim	Final	Total
2002	1.73	3.67	5.40	13.00	27.60	40.60
2003	2.08	4.40	6.48	17.01	35.98	52.99
2004	2.50	5.28	7.78	22.91	48.38	71.29
2005	3.00	6.34	9.34	27.28	57.66	84.94
2006	3.60	7.61	11.21	33.18	70.13	103.31

The 2006 interim dividend was paid on 13 November 2006 to share owners on the register at 13 October 2006. The 2006 final dividend is expected to be paid on 9 July 2007 to share owners on the register at 8 June 2007. The Annual General Meeting to approve the final dividend will be on 26 June 2007 and therefore the final dividend has not been included as a liability in the Consolidated Financial Statements.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange Limited (“The London Stock Exchange”) and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment. The annual average of the daily Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December 2006 was:

Year ended 31 December	Average
2002	1.5036
2003	1.6356
2004	1.8326
2005	1.8189
2006	1.8432

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 31 May 2007, the Bloomberg Closing Mid Point rate was 1.9792.

Month ended	High	Low
31 December 2006	1.9801	1.9452
31 January 2007	1.9841	1.9296
28 February 2007	1.9699	1.9454
31 March 2007	1.9697	1.9229
30 April 2007	2.0052	1.9597
31 May 2007	1.9986	1.9699

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company is subject to a variety of possible risks that could adversely impact its revenues, results of operations or financial condition. Some of these risks relate to the industries in which the Company operates while others are more specific to the Company. The following factors set out potential risks the Company has identified that could adversely affect it. See also the discussion of Forward-Looking Statements preceding Item 1.

The Company competes for clients in a highly competitive industry. Clients periodically review and change their advertising, marketing and corporate communications services models and relationships, which may reduce market shares and decrease profits.

The communications services industry is highly competitive and fragmented. The Company’s principal competitors are other large multinational communications services companies, as well as regional and national advertising and/or marketing services firms. New participants also include systems integrators, database marketing and modeling companies, telemarketers and internet companies offering technological solutions to marketing and communications issues faced by clients. In the communications services industry, service agreements with clients are generally terminable by the client upon 90 days’ notice. As such, clients may move their accounts to another agency on relatively short notice. In many cases, a WPP agency represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas, thus enabling the client to continually compare the effectiveness of the WPP agency against other agencies’ work. Many clients do not permit an agency working for them to represent competing accounts or product lines in the same market. A lesser number of companies will not permit any of the agencies owned by a communications service company to work on competing accounts or product lines in any market. These client conflict policies can and sometimes do prevent WPP’s agencies from seeking and winning new clients and assignments. If WPP’s agencies are unable to compete effectively in the markets in which they operate, WPP’s market share and profits may decrease.

The Company receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Company’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for approximately 22% of revenues in the year ended 31 December 2006. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilise the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

The Company may be unable to collect balances due from any clients that are experiencing financial distress.

The Group has a large and diverse client base, and at any given time, one or more of our clients may experience financial distress, file for bankruptcy protection or go out of business. If any client with whom we have a substantial amount of business experiences financial difficulty, the Group could be unable to collect accounts receivable on a timely basis, if at all. This may result in significant reductions in services provided by the Group and may have a material adverse effect on our financial position, results of operations and liquidity.

The Company’s success in attracting and retaining clients is dependent on its ability to retain key personnel.

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

The Company may be, or may be joined as, a defendant in litigation brought against its clients by third parties, its clients’ competitors, governmental or regulatory authorities or consumers or consumer groups. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to the Company’s clients’ products or services are false, deceptive, misleading, libelous, injurious to the public welfare or otherwise offensive;

•	the Company’s clients’ products are defective or injurious and may be harmful to others; or

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

The Company operates in 106 countries throughout the world. The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding:

•	currency exchange rate fluctuations;

•	vague, conflicting or inconsistently applied commercial laws and laws relating to intellectual property;

•	restrictions on repatriation of earnings; and

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets.

The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries and could adversely affect the Company’s results of operations and financial condition.

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

The Company may experience difficulties in integrating operations acquired from other companies. These difficulties include the diversion of management’s attention from other business concerns, the management of physically and culturally distant and diverse entities, and the potential loss of key employees of the acquired operations and the loss or resignation from business due to client conflicts.

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

Civil liabilities or judgments against the Company or its directors of officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England.

The Company is a public limited company incorporated under the laws of England and Wales. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, Bates Asia and the United group, as well as media investment management companies such as MediaCom, Mediaedge:cia, and MindShare. Our other segments are Information, Insight and Consultancy (where our operations are conducted through the Kantar Group), Public Relations and Public Affairs (where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton, Ogilvy Public Relations Worldwide and GCI Group) and Branding & identity, Healthcare and Specialist Communications, including (where our operations are conducted by B to D Group, Fitch, CommonHealth, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy Healthworld, 141 Worldwide, G2, OgilvyAction and other companies).

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (“NASDAQ”). At 31 May 2007 the Company had a market capitalisation of £9.1 billion.

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

Old WPP was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, Cordiant Communications Group plc (“Cordiant”) in 2003 and Grey Global Group, Inc. (“Grey”) in March 2005.

On 4 October 2000, the Company finalised its acquisition of Young & Rubicam. The value of the consideration, which was satisfied entirely by the issue of new WPP ordinary shares or WPP ADSs, was £3.0 billion. The consideration was calculated by reference to the opening WPP share price on 4 October 2000, which was £7.99. The merger with Young & Rubicam brought together two organisations sharing a common approach to the integration of advertising and marketing services for clients. Management believes that the companies complement one another in providing alternative operating brands in common business areas while adding the market research expertise of the Group to the Young & Rubicam businesses. The Young & Rubicam companies and other Group companies continue to share a large number of major clients, such as Ford. Within the enlarged Group client conflicts can be managed more effectively through separate operating brands so that clients can be assured of confidentiality. In addition, the merger strengthened the Group geographically, particularly in North America and Continental Europe.

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

On 7 March 2005, the Company completed the acquisition of Grey in consideration for the issue of 78 million new WPP ordinary shares and $720 million in cash. Grey has been consolidated into the results of WPP from that date. Grey has now been fully integrated and has brought to the Group important strategic assets and strong people – a planning and account handling advertising agency, a media investment management capability now fully integrated into GroupM, a public relations capability, a healthcare capability and a direct, sales promotion, interactive and internet capability now uniformly branded G2. Geographic strengths include the US and Europe (including Eastern Europe) in particular, with interesting bases in Asia Pacific, Latin America, Africa and the Middle East, which are being developed further, organically and by acquisition. From a client perspective there are also significant opportunities to build on existing common client opportunities, and explore new relationships.

The Company spent £252.5 million and £719.9 million for acquisitions and investments in 2006 and 2005, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £184.5 million and £171.3 million, respectively, and cash spent on share repurchases and cancellations was £257.7 million and £152.3 million, respectively.

On 17 May 2007, the Company entered into a definitive agreement to acquire the entire share capital of 24/7 Real Media Inc (“TFSM”), expected to complete in July 2007, for $11.75 per share, valuing TFSM at $649 million, by way of an all cash tender offer. TFSM is a leading company in the global digital marketing industry. The combination of TFSM and WPP will enhance the enlarged Group’s assets and capabilities in digital marketing. Management believes there are significant opportunities for further developing the Group’s skills in our digital and direct marketing networks, our media investment management businesses, and our information, insight and consulting companies. Overall, the acquisition will contribute to all of WPP’s three strategic goals; adding to our revenues in Asia, increasing the contribution from marketing services and the share of revenue from quantifiable marketing services.

B. Business Overview

In 2006, revenues increased by 9.9% to £5.9 billion as compared to 2005. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by 5.4%. See Item 5 – Operating and Financial Review and Prospects for the Group’s view on reviewing its businesses on a like-for-like and constant currency basis. Reported profit before interest and tax increased in 2006 by 14.0% to £782.7 million, including the effects of £35.5 million and £46.0 million of goodwill impairment charges taken on subsidiaries in 2006 and 2005, respectively, and £8.8 million and £1.1 million, respectively, of goodwill write-downs relating to utilisation of pre-acquisition tax losses. Profit before tax in 2006 was up 15.2% to £682.0 million as compared to 2005 and diluted earnings per share increased by 18.5% to 35.2p.

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications (including direct, digital, promotion and relationship marketing).

Approximately 48% of the Company’s reported revenues in 2006 were from Advertising and Media investment management, with the remaining 52% of its revenues being derived from the business segments of Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare and Specialist communications. Over the past several years, the pattern of revenue growth varied by communications services sector and brand.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2006	% of Total in 2006	2005	% of Total in 2005	2004	% of Total in 2004
	(£m)		(£m)		(£m)
Advertising and Media investment management	2,806.9	47.5	2,606.4	48.5	1,985.3	46.1
Information, insight and consultancy	892.9	15.1	810.4	15.1	744.8	17.3
Public relations and public affairs	595.7	10.1	534.4	9.9	445.2	10.4
Branding and identity, Healthcare and Specialist communications	1,612.3	27.3	1,422.5	26.5	1,124.2	26.2
TOTAL	5,907.8	100.0	5,373.7	100.0	4,299.5	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2006	% of Total in 2006	2005	% of Total in 2005	2004	% of Total in 2004
	(£m)		(£m)		(£m)
North America	2,291.1	38.8	2,106.9	39.2	1,651.9	38.5
United Kingdom	856.3	14.5	808.1	15.0	728.5	16.9
Continental Europe	1,532.9	25.9	1,410.3	26.3	1,134.8	26.4
Asia Pacific, Latin America, Africa and Middle East	1,227.5	20.8	1,048.4	19.5	784.3	18.2
TOTAL	5,907.8	100.0	5,373.7	100.0	4,299.5	100.0

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

The Company’s principal advertising agencies include Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, the Voluntarily United Group of Creative Agencies and BatesAsia 141. The Company also owns Soho Square and TAPSA, and interests in Asatsu-DK (21.7%); GIIR, Inc (28.2%); Singleton, Ogilvy & Mather in Australia (33.3%), Clemmow Hornby Inge (49%) and DYR Tokyo (49%).

Ogilvy & Mather Worldwide. Ogilvy & Mather is a full-service multinational advertising agency. Ogilvy & Mather was formed in 1948 and is headquartered in New York. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship®, a business platform that enables Ogilvy & Mather to integrate its growing range of disciplines which now include OgilvyOne, Ogilvy Interactive, the Diamond Ogilvy Group, Ogilvy PR, Ogilvy Healthworld, Neo@Ogilvy, Ogilvy’s digital, direct response and search marketing media group formed in 2005, and OgilvyAction, a newly formed global unit confirming all of Ogilvy’s sales promotion and retail companies.

JWT. JWT, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency headquartered in New York. JWT’s relationships with a number of its major clients have been in existence for many years, exhibiting, management believes, an ability to adapt to meet the clients’ and market’s new demands.

Y&R. Y&R, a full-service multinational advertising agency network headquartered in New York, was formed in 1923 and is now part of a collaborative, multidisciplinary model under Young & Rubicam Brands, including Y&R, Wunderman, Burson-Marsteller, Landor Associates, Sudler & Hennessey. The Bravo Group, Cohn & Wolfe, Robinson Lerer & Montgomery and BrandBuzz. Y&R’s clients also benefit from Y&R’s continued investments in its proprietary brand management tool, BrandAsset® Valuator.

Grey Worldwide. Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey was acquired by WPP in March 2005, completing its first full year as a WPP agency in 2006. Jim Heekin became Chairman and CEO of Grey Global Group in January 2007 following Edward H. Meyer’s retirement, and remains CEO of Grey Worldwide. Grey Worldwide is a part of Grey Global Group, which also includes G2, Grey Healthcare and GCI.

United. In the fall of 2005, WPP’s Red Cell network was split in two parts, with nine of the former Red Cell offices forming the Voluntarily United Group of Creative Agencies. The group now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber United, Seattle; WM United, Buenos Aires; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

BatesAsia141. Bates is an Asia-focused advertising network. In 2006, BatesAsia was integrated with 141, its team of brand activation specialists, and embedded digital into its standard offerings.

Media investment management

GroupM is WPP’s global media investment management operation, serving as the parent company to WPP Media agencies including Maxus, MediaCom, Mediaedge:cia and MindShare. As such, GroupM has capabilities in business science, consumer insight, communications and media strategy, tactical planning, trading, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media communications agencies, by operating as a parent and collaborator in performance-enhancing activities, such as trading, content creation, sports, digital, finance proprietary, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s physical and intellectual scale.

Mediacom. Mediacom became part of WPP and GroupM following the Grey acquisition in March 2005, and has since made significant investments in talent, tools and geographical expansion, and new initiatives in all areas of MediaCom’s business and working processes.

Mediaedge:cia. Mediaedge:cia was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. In 2006, Mediaedge:cia repositioned its offering in which consumers’ Active Engagement with clients’ brands and communications channels has become the core objective. Its business model has also expanded to include capability dedicated to retail communications, the Hispanic audience, content creation and community activation.

MindShare. MindShare was originally formed from the merger of the media departments of JWT and Ogilvy & Mather in 1997. MindShare has continued to expand its agency network by opening new offices and growing its population, and continue to diversify its services and leadership.

Others. The group also holds interests in other media agencies, Kinetic Worldwide and KR Media.

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

KMR Group. KMR focuses on media planning databases and new product development projects. KMR has the following subsidiaries and investments:

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

Marktest. The Group holds an associate interest in Marktest, market research, media audience management and advertising investment planning group.

Mediafax. Mediafax provides television audience measurement, competitive media advertising expenditure reporting and custom survey research.

Lightspeed Research. Lightspeed provides online consumer panel access for tracking and ad hoc studies. Lightspeed also offers online proprietary panel products and solutions for such specialty consumer panels as healthcare, financial services, expectant and new mothers, automotive and family.

Others. The Kantar Group also includes Added Value Group, BPRI, Cannondale Associates, Center Partners, the Focalyst joint venture, Glendinning, Henley Centre HeadlightVision, Japan Kantar Research, Kantar Operations, Management Ventures, Mattson Jack Group, RMS Instore and Ziment Group. The Group also has other marketing consultancies, Everystone and Ohal.

Public relations and public affairs

Public relations and public affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public relations and public affairs activities include national and international corporate, financial and marketing communications, crisis management, public affairs and government lobbying. The Company’s businesses in this area included Hill & Knowlton, Burson-Marsteller, Ogilvy Public Relations Worldwide, Cohn & Wolfe and GCI Group.

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

Burson-Marsteller. Burson, founded in 1953 and part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. Burson also includes Penn Schoen and Berland Associates, its strategic research and polling firm. In 2006, Burson established its four core strategies-digital, integrated, global and strategic.

Ogilvy Public Relations Worldwide. OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide. In 2006, OPR continued its global expansion of client engagements and acquired CPZ in Germany.

Cohn & Wolfe. C&W, a Young & Rubicam Brands company, is an international public relations agency established in 1970. It offers marketing-related public relations for its clients and provides its clients with business results and marketing communications solutions. In 2006, C&W entered Asia with its first office in Shanghai.

GCI Group. GCI Group, Grey’s global public relations firm and part of Grey Global Group has expertise in five practices: healthcare, corporate, consumer marketing, technology and media relations. In 2006, the agency launched interactive entertainment, sports marketing, and sustainability specialties.

Others. The Group includes a number of other companies specialising in public relations and public affairs, including BKSH (a Young & Rubicam Brands company), Buchanan Communications, Clarion Communications, Dewey Square Group, Finsbury, Ogilvy Government Relations, Public Strategies, Quinn Gillespie, Robinson Lerer & Montgomery (a Young & Rubicam Brands company), Timmons and Company and Chime Communications PLC (21.7%).

Branding and identity, Healthcare and Specialist communications

The Company’s activities in this business area include branding and identity; healthcare communications; direct digital, promotional and interactive marketing; and other specialist communications services including custom media, demographic and sector marketing, sports marketing, and media and film production services.

Branding and identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands Company), Enterprise IG, VBAT, Addison Corporate Marketing, Lambie-Nairn and The Partners. The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

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

BDGworkfutures. BDG workfutures is an international design consultancy focusing on strategy and design for working environments, working with corporate clients and within the Government sector.

Coley Porter Bell. Coley Porter Bell is a branding, identity and design company that focuses on bringing brands to life both visually and experientially.

Dovetail. Dovetail is a UK-based furniture dealership that bridges the gap between manufacturers and clients in the increasingly complex market of commercial interiors.

Healthcare communications

The Company has extensive expertise in healthcare communications, including CommonHealth, Sudler & Hennessey (a Young & Rubicam Brands Company), Ogilvy Healthworld (part of the Ogilvy & Mather Worldwide network), Grey Healthcare Group (part of Grey Global Group) and Feinstein Kean Healthcare.

Direct, digital, promotion and interactive marketing

The Company has a number of operating businesses in this category, including:

•	A. Eicoff & Co specialises in targeted cable and broadcast television advertising.

•	Bridge Worldwide, acquired in 2005, brings strong capabilities in the interactive and relationship marketing space.

•

Brierley & Partners , a direct relationship marketing company in which the Group has an associate interest, specialises in the design and implementation of customer loyalty and customer relationship management programs.

•	Dialogue Marketing provides targeted marketing communications.

•	Digit is a design agency providing creative and effective brand communication solutions.

•	EWA specialises in data and relationship management services.

•	Good Technology (a Young & Rubicam Brands company) is a full service digital agency which offers end-to-end strategic design, marketing and technology services across all major digital platforms.

•	Grass Roots (45% interest) is a leading provider of motivational and performance improvement services.

•

G2, part of Grey Global Group, unifies all of the specialised marketing communications services in direct marketing, interactive, shopper marketing and branding and design under a single, distinct brand dedicated to activation marketing. The companies within this global brand include G2 Branding & Design, G2 Interactive, G2 Direct & Digital and G2 Promotional Marketing. G2 re-launched its brand globally in 2006 and now comprises a global network across 43 countries and 86 offices.

•	Headcount Worldwide Field Marketing offers field marketing and brand development services, supported by strong customer relationship skills.

•	HighCo (33.1% interest) is a promotional marketing company which provides marketing solutions for retailers and manufactures.

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

•	Mando Brand Assurance is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•	Maxx Marketing is a full-service creative promotions agency with core expertise in the custom design and execution of promotional merchandise.

•

OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	RMG Connect is a global operation which consolidates all of JWT’s customer relationship marketing offerings.

•

RTC Relationship Marketing, a Young & Rubicam Brands company, is a direct relationship marketing company which partners with clients to acquire, grow and retain profitable customers through integrated programs driven by data and insights.

•	Syzygy is an internet solutions company in which the group has an associate interest.

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, specialises in full service integrated on-line and traditional advertising.

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

Specialist communications

Corporate/B2B

•	Brouillard Communications is a US based integrated marketing communications company.

•	Ogilvy Primary Contact is a leading UK-based provider of business-to-business, financial and corporate advertising.

Custom media

•	Forward is a custom media business which specialises in direct customer communications programmes.

•

Spafax specialises in the aviation sector. In early 2006, WPP acquired DMX Inflight, strengthening Spafax’s integrated in-flight entertainment offering and giving them greater presence in the US market.

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

•	UniWorld Group is a full service advertising agency specialising in multicultural demographic marketing in which the Group has an associate interest.

Employer branding/recruitment

•	JWT Specialized Communications is a marketing and employment communications company.

Event/face-to-face marketing

•	MJM is a full-service communications company for live events, meetings, exhibits, trade shows, brand theater and training, serving clients around the world.

•	PCI Fitch is an experimental communications agency, which brings brands alive by employees, press, investors, customers and consumers.

•	The Event Union is a global live events network, and includes the operations of Pro Deo and facts + fiction.

Foodservice marketing

•	The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions.

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

•

141 Sports Entertainment is a joint venture that combines the sports and entertainment expertise of 141 Worldwide in North America, a multi-disciplined marketing services company focused on transforming consumer behavior, with the strategic sports experience of PSM, a London-based sponsorship marketing consultancy.

•

Performance SportEnt provides clients with strategic advice, across markets, on the role that sport, film, music, arts and broadcast programming can play in building both their business and their brand.

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

Entertainment marketing

•

Alliance, a Grey Global Group company, is a leader in innovative marketing that exclusively represents and creates solutions for brands by harnessing the power of entertainment and strategic partnerships.

Youth marketing

•	The Geppetto Group assists clients in communicating their products and services to the youth market (children and teens) and implementing creative branding solutions.

•	G Whiz, a Grey Global Group company, is an entertainment-driven advertising agency specialising in making brands meaningful and desirable to the youth market.

Real estate marketing

•

Pace is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

Technology marketing

•	Banner Corporation is a European marketing communications firm specialising in the technology sector. Banner is part of Young & Rubicam Brands.

Media & production services

•	Clockwork Capital, an associate, specialises in the supply, installation and financing of broadcast television.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

•	Imagina, in which the Group holds a minority interest, specializes in the creation and integral production of audiovisual content.

•	Metro Group provides a diverse range of technical and creative services, including multimedia, film video and asset archiving, equipment sales and post-production systems to clients in the UK.

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

The parent company operates with a limited group of approximately 250 people at the centre in London, New York and Hong Kong.

WPP Strategy

The Group has three strategic priorities:

•	First, in the short term, having weathered the internet bust successfully, to build on the solid base we have established.

•

Second, in the medium term, to build upon the successful base we have established with the acquisition of Young & Rubicam Brands and Grey. At Grey, the new management structure is now in place and whatever integration targeted, now completed. At Young & Rubicam Brands, our plans are also largely completed, the one remaining task being to continue to strengthen the Y&R advertising agency.

•

Third, in the long term or over the next five to ten years, to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 20% to one-third; to increase the share of revenues of marketing services from around 52% to two-thirds; and to increase the share of more measurable marketing services – such as Information, insight & consultancy, and direct, interactive, internet and other digital media – from around one-third of our revenues to 50%.

Clients

Through the Group’s over 100 companies and associates, WPP offers a comprehensive and, when appropriate, integrated range of communications services to national, multinational and global clients. The Company serves over 400 clients in three or more disciplines. More than 280 clients are served in four disciplines and these clients account for over 57% of Group revenues. Group companies now work with nearly 230 clients across six or more countries. Between them, our companies work with over 340 of the Fortune Global 500, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. The Company’s ten largest clients in 2006, measured by revenues, were Altria, American Express, BAT, Ford, GlaxoSmithKline, IBM, Microsoft, Proctor & Gamble, Pfizer and Unilever. Together, these clients accounted for approximately 22% of the Company’s revenues in 2006. No client of the Company represented more than 6% of the Company’s aggregate revenues in 2006. The Group companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions

Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £127.8 million in 2006. WPP or its operating companies acquired, made an investment in or increased their existing equity stake in a number of companies in 2006, identified below:

Name	Country
Advertising and Media Investment Management
Antidote Limited	UK
HHCL/RedCell Advertising Ltd[1]	UK
Mediacom North Limited[1]	UK
IEG, Inc.	USA
The Leverage Group, Inc.[1]	USA
M 80 Services, Inc.	USA
Ideaworks (Holding) Pty Limited[1]	Australia
Plush Films Pty Limited[1]	Australia
Bialek	Belgium
DCSNET S.A.[1]	Brazil
Master Publicidade S.A.[1]	Brazil
Bates Dahua[1]	China
Shanghai Ogilvy[1]	China
Integrated Communication Group Holding Limited[1]	Egypt

Molina Bianchi y Asociados, S.A. de C.V.[1]	El Salvador
Baeder Hermes/Y&R Gmbh[1]	Germany
Grey Holding Central Europe Gmbh[1]	Germany
Grey Global Group Middle Europe Gmbh & Co. KG1	Germany
MDM Mungenast Dialog Marketing GmbH[1]	Germany
Freeway Communications Limited	Hong Kong
Enterprise Nexus Communications Private Limited	India
Quadra Advisory Private Limited	India
Shalmor Avnon Amichay Advertising Ltd[1]	Israel
MC2	Italy
Operans BV1	Netherlands
Young & Rubicam/ Goldsack Harris Partnership[1]	New Zealand
MEDIAEDGE:CIA Servicos Publicitanos S.A. [1]	Portugal
Batey Holdings Private Limited[1]	Singapore
Young & Rubicam Hedley Byrne (Proprietary) Limited[1]	South Africa
J Walter Thompson Company South Africa (Private) Ltd.[1]	South Africa
Ogilvy & Mather Rightford Pty Ltd.[1]	South Africa
Bassat Ogilvy Consejeros de Comunicacion[1]	Spain

Information, Insight and Consultancy
Forrester Research, Inc. (Ultimate Consumer Panel)	USA
Informacion y Decision Consultores S.A.	Argentina
Icon Added Value Gmbh[1]	Germany
Millward Brown ACSR Company Limited	Hong Kong
Colmar Brunton Research Limited[1]	New Zealand

Public Relations and Public Affairs
DSG Strategies, Inc.	USA
Public Strategies, Inc.	USA
Reed–Poland Inc.[1]	USA
Visible Technologies LLC	USA
Impact Employee Communications Pty Limited[1]	Australia
Howarth Communications Pty Limited[1]	Australia
cp&z Gmbh	Germany
Beyond Communications (HK) Ltd	Hong Kong
Genesis Public Relations Private Limited	India

Branding & Identity, Healthcare and Specialist Communications
Customer Futures	UK
Big Idea Group, Inc.	USA
Bridge Worldwide, Inc.	USA
Catalyst On-line, Inc.	USA
DMX Inflight	USA
Leopard Communications, Inc.	USA
Shaw Marketing Group, LLC	USA
Vogel-Farina LLC	USA
ZAAZ, Inc.	USA
Umagination, L.P.	USA
HMA Blaze Pty Limited	Australia

Loyal Birch Limited	China
Dentsu, Young & Rubicam Advertising Co.[1]	China
Planetactive GmbH[1]	Germany
Ray & Keshaven Design Associates Private Limited	India
SRP/ Cornhaus	Korea
Tiddens, Brahler, DeKemp Reklame en Marketing BV1	Netherlands
Boole Relaciones Inteligentes Con Clientes, S.L.	Spain
Comunicacion y Servicio Consultores	Spain
Mark-Line BCN, SA1	Spain
OgilvyOne AG1	Switzerland

WPP Digital Partner Companies
liveworld, inc.	USA
WildTangent, Inc.	USA
Spot Runner, Inc.	USA
JumpTap, Inc.	USA
China Broadband Capital Partners, L.P.	Cayman Islands

Notes

[1]	Increased stake

In the first quarter of 2007, the Group made acquisitions or increased equity interests, none of which are material individually or in the aggregate, in advertising and media investment management in the United States, France, Germany, the Netherlands, Russia, Brazil, Colombia, Australia and China; information, insight & consultancy in the United States and the United Kingdom; and in direct, internet and interactive in the United States and Mexico.

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

In addition, there is an increasing tendency towards expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media investment management; Information, insight and consultancy; Public relations and public affairs; and Branding and identity, Healthcare, and Specialist communications (including direct, digital promotion and relationship marketing). A listing of the Group brands operating within these business segments as at May 2007 is set forth below.

Advertising	Media investment management
ADK[1]	Group M:
BatesAsia 141	MAXUS
BrandBuzz[4]	MediaCom
Clemmow Hornby Inge[1]	Mediaedge:cia
Dentsu Y&R1, 2, 4	MindShare
Diamond Oglivy	Outrider
Grey Worldwide[7]
GII[1]	Other media agencies
JWT	Kinetic Worldwide[2]
Marsteller Advertising[4]	KR Media[1]
Ogilvy & Mather Worldwide
Red Cell
Soho Square
TAPSA
The Voluntarily United Group of Creative Agencies
Y&R4

Information, insight & consultancy	Public relations & public affairs
The Kantar Group:	BKSH[4]
Added Value Group	Blanc & Otus
BPRI	Buchanan Communications
Cannondale Associates	Burson-Marsteller[4]
Catalyst[7]	Chime Communications PLC[1]
Center Partners	Clarion Communications
Focalyst[2]	Cohn & Wolfe[4]
Glendinning	Dewey Square Group
Henley Centre HeadlightVision	Finsbury
IMRB International	GCI Group[6]
Japan Kantar Research	Hill & Knowlton
Kantar Operations	Ogilvy Government Relations
KMR Group	Ogilvy Public Relations Worldwide
–AGBNielsen Media Research[2]	Penn, Schoen & Berland[4]
–BMRB International	Public Strategies
–IBOPE Media Information[1]	Quinn Gillespie
–Marktest[1]	Robinson Lerer & Montgomery[4]
–Mediafax	Timmons and Company
Lightspeed Research	Wexler & Walker Public Policy Associates
Management Ventures
Mattson Jack Group
Millward Brown
Research International
RMS Instore
Ziment Group

Other marketing consultancies:
Everystone ohal

Branding & identity	Direct, digital, promotion & relationship marketing	Specialist communications
Addison Corporate Marketing[5] BDGMcColl BDGworkfutures Coley Porter Bell Dovetail Enterprise IG5 Fitch Lambie-Nairn[5] Landor Associates[4,5] The Partners[5] VBAT[5] Warwicks

A. Eicoff & Co

Bridge Worldwide

Brierley & Partners[1]

Dialogue Marketing

Digit

Einson Freeman

EWA

FullSIX[3]

Good Technology[4]

Grass Roots[1]

G2[6]

    -G2 Branding & Design

    -G2 Interactive

    -G2 Direct & Digital

    -G2 Promotional Marketing

Headcount Worldwide Field Marketing

HighCo[1]

KnowledgeBase Marketing[4]

Mando Brand Assurance

Maxx Marketing

Ogilvy Action

OgilvyOne Worldwide

RMG Connect

RTC Relationship Marketing[4]

Studiocom[4]

syzygy[1]

VML[4]

Wunderman[4]

141 Worldwide

Corporate/B2B

Brouillard Communications

Ogilvy Primary Contact

Custom media

Forward

Spafax

Demographic marketing

The Bravo Group[4]

Kang & Lee[4]

MosaicaMD

UniWorld Group[1]

WINGLATINO[6]

Employer branding/recruitment

JWT Specialized Communications

Event/face-to-face marketing

MJM

PCI Fitch

The Event Union

    -Pro Deo

    -facts + fiction

Foodservice marketing

The Food Group

Sports marketing

Global Sportnet

141 Sports Entertainment

Performance SportEnt

PRISM Group

Entertainment marketing

Alliance[6]

Youth marketing

The Geppetto Group

G Whiz[6]

Real estate marketing

Pace

Technology marketing

Banner Corporation[4]

Media & production services

Clockwork Capital[1]

The Farm Group

Imagina[3]

Metro Group

Healthcare communications
CommonHealth
Feinstein Kean Healthcare
Grey Healthcare Group[6]
Ogilvy Healthworld
Sudler & Hennessey[4]

WPP digital partner companies
Iconmobile[1] Jump Tap[3] LiveWorld[3] mMetrics[3] Spot Runner[3] Video Egg[3] Visible Technologies[1] Visible World[3] Wild Tangent[3]

WPP knowledge communities
The Channel
The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Investment
[4]	A Young & Rubicam Brands Company
[5]	A member of B to D Group
[6]	A Grey Global Group Company

As at May 2007

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned in the United States (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York), Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), Europe (Spain) and in Asia (India) and manufacturing facilities are owned in the United Kingdom. Principal leased properties include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather, 141, OPR	634,300
777 Third Avenue, New York, NY	Grey Global Group	438,300
466 Lexington Avenue, New York, NY	JWT	270,280
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	233,400
498 Seventh Avenue, New York, NY	MindShare	204,200
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather	150,500
350 North Orleans, Chicago, IL	Ogilvy & Mather, 141, MindShare, OPR	148,387
114 Fifth Avenue, New York, NY	Grey Global Group	132,800
825 Seventh Avenue, New York, NY	Mediaedge:cia	129,600
303 Second Street, San Francisco, CA	Y&R Advertising, Wunderman, Hill & Knowlton, Blanc & Otus, Mindshare, Mediaedge:cia, Burson Marsteller, Grey Global Group, Bravo, Fitch, JWT	128,100
233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Mediaedge:cia, Landor	122,100
989 Changle Road, Shanghai, China	Ogilvy, JWT, Group M, Hill & Knowlton	120,900
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International	111,700
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	104,200
58 Jinbao Street, Beijing, China	Ogilvy, Group M, Oracle Added Value	131,600
27-8 Chamwon-dong Seocho-ku, Seoul, South Korea	Diamond Ad Ltd.	100,300
500 Woodward Avenue, Detroit, MI	JWT	98,184
Greater London House, London, UK	Y&R Advertising, Wunderman	91,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of 31 December 2006, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £234.7 million.

The task of improving property utilisation continues to be a priority for the Group, with a portfolio of approximately 18.4 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. In 2006 further improvements were made and this ratio reduced slightly to 7.1%.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2006, under non-cancelable operating leases of the Company.

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

See Item 11 of this report for Quantitative and Qualitative Disclosures about Market Risk.

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications group. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reporting segments:

•	Advertising and Media Investment Management,

•	Information, Insight and Consultancy,

•	Public Relations and Public Affairs, and

•	Branding and Identity, Healthcare and Specialist Communications.

In 2006, 48% of the Company’s consolidated revenues were derived from Advertising and media investment management, with the remaining 52% of its revenues being derived from the marketing services segments.

The Group has established the following financial and strategic objectives:

•

To continue to raise operating margins (based on profit before interest and taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates) to the levels of the best performing competition. This performance measure is used by management to assess the performance of the business. Our operating margin measured on this basis increased 0.5 margin points to a record 14.5% in 2006 from 14.0% in 2005, in line with our objective.

•

To continue to increase flexibility in the cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. Peak flexibility historically was in 2000, at 6.6% of revenues in variable staff costs. Now at 7.7% in 2006, 7.6% in 2005 and 7.8% in 2004, the Group has seen new peaks in flexibility.

•

To improve total share owner return by maximising the return on investment on the Company’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

•

To continue to enhance the contribution of the parent company, beyond that of a financial holding company, to add value both to its clients and its people; and, further to focus on the company’s role as a global corporate citizen by demonstrating leadership in corporate and social responsibility.

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

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards), which were adopted with effect from 1 January 2004, with the exception of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’. Due to continued amendments to IAS 39 the Group decided not to implement this standard for statutory reporting from 1 January 2004, and, consequently, took advantage of the option in IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ to implement IAS 39, together with IAS 32, from 1 January 2005 without restating its 2004 income statement and balance sheet. IFRS differ in certain significant respects from US GAAP. See pages F-36 to F-75 of the Consolidated Financial Statements, which contain a discussion and reconciliation of the principal differences between IFRS and US GAAP relevant to the Company.

The Group’s financial performance in the year more than mirrored the continuing steady strength in economic conditions across the globe, with even the weakest geographical region, Western Europe, picking up in the second half.

2006, a mid-year of the quadrennial 2005-2008 cycle, was strong, to some extent reflecting the positive impact of events such as the winter Olympics in Turin, the FIFA World Cup in Germany and the mid-term congressionals in the United States. Three geographical growth speeds remain though – fastest growth in Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe; a surprisingly steady speed in the United States; and a slower speed in Western Europe.

2006 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in continued high levels of new business activity.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP’s marketing services activities represented over 50% of Group revenue. By 2004, these activities represented almost 54% of Group revenue. In 2005, they represented 52%, as media investment management was again the fastest-growing part of our business, following major success in winning media planning and buying consolidations, and reflected the first-time inclusion of Grey Worldwide and MediaCom. In 2006, the underlying relative strength of the “below-the-line” services re-asserted itself, as marketing services grew to 52.5% of revenues. In addition, in 2006, our narrowly defined internet-related revenue was almost $1 billion or over 9% of our worldwide reported revenue. This is more than the 6-7% for online media’s share of total advertising spend both in the United States and worldwide. The new media continue to build their share of client spending.

Segment performance

As discussed earlier, management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next. Further, management reviews the Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods. The following table reconciles reported revenue growth for 2006 and 2005 to like-for-like revenue growth for the same periods.

	£m
2004 Reportable Revenue	4,299
Impact of exchange rate changes	90	2.1%
Changes in scope of consolidation	710	16.5%
2004 Revenue at comparable exchange rates and scope of consolidation	5,099
Like-for-like growth	275	5.5%
2005 Reportable Revenue	5,374

Impact of exchange rate changes	(54)	(1.0)%
Changes in scope of consolidation	285	5.3%
2005 Revenue at comparable exchange rates and scope of consolidation	5,605
Like-for-like growth	303	5.4%
2006 Reportable Revenue	5,908

To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment in reported, constant currency, and the like-for-like basis.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2006	2005	2006	2005	2006	2005
North America	+8.7	+27.5	+10.3	+25.9	+4.6	+5.8
United Kingdom	+6.0	+10.9	+6.0	+10.9	+1.8	+1.9
Continental Europe	+8.7	+24.3	+9.0	+23.0	+5.1	+2.9
Asia Pacific, Latin America, Africa & Middle East	+17.1	+33.7	+18.3	+27.4	+9.6	+11.9
Total Group	+9.9	+25.0	+10.9	+22.9	+5.4	+5.5

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2006	2005	2006	2005	2006	2005
Advertising and Media Investment Management	+7.7	+31.2	+8.5	+28.6	+4.3	+4.3
Information, Insight & Consultancy	+10.2	+8.8	+11.2	+7.3	+4.1	+6.4
Public Relations & Public Affairs	+11.5	+20.0	+12.4	+18.7	+5.9	+7.5
Branding and Identity, Healthcare and Specialist Communications	+13.3	+26.5	+14.6	+24.7	+7.8	+6.4
Total Group	+9.9	+25.0	+10.9	+22.9	+5.4	+5.5

Performance of the Group’s businesses is reviewed by management based on profit before interest and taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates. A table showing these amounts by segment for each of the three years ended 31 December 2006 is presented in note 2 to the Consolidated Financial Statements. Related performance margins by region and business segment are shown below.

	2006	2005	2004
North America	17.0%	16.6%	15.2%
United Kingdom	11.4%	10.5%	10.4%
Continental Europe	12.7%	12.5%	11.3%
Asia Pacific, Latin America, Africa & Middle East	14.5%	13.7%	13.4%

Advertising and Media Investment Management	15.8%	15.5%	14.9%
Information, Insight & Consultancy	11.1%	10.3%	8.9%
Public Relations & Public Affairs	15.0%	14.1%	13.1%
Branding & Identity, Healthcare and Specialist Communications	14.1%	13.6%	12.5%

The pattern of revenue growth varied by region. The United States continues to surprise positively, with like-for-like growth of 4.6%, up slightly on the first half. Latin America remained one of the fastest growing regions, as it was in 2004 and 2005. Asia Pacific remained strong across the region, with Mainland China and India fastest growing, with like-for-like growth rates of 23% and 19% respectively. Western Continental Europe, although relatively more difficult, improved slightly in the second half. The United Kingdom was stronger in the latter half of the year, reflecting some improvement in the media economy, particularly in the fourth quarter. As seen in the first half, rates of growth in Europe continue to be two-paced, with Western Continental Europe remaining softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant. Of the big five Western European markets, Spain remains a standout growth market, although the United Kingdom, France, Germany and Italy all began to show some renewed signs of economic activity.

2006 compared with 2005

Revenues—Reported revenues were up 9.9% in 2006 to £5,907.8 million from £5,373.7 million in 2005. On a constant currency basis, revenue was up 10.9% and gross margin up 10.3%, with all regions showing revenue growth, as detailed in the table above. Acquisitions completed in 2006 did not make a material contribution to revenue. In 2005, acquisitions contributed £757.4 million to revenue including £695.0 million from the acquisition of Grey. On a like-for-like basis revenues were up 5.4% and gross margin was up 5.7%. Like-for-like revenues were up 5.0% in the first half of 2006 and 5.7% in the second half, continuing the strong growth of 5.5% in 2005, with the fourth quarter of 2006 accelerating to 7.2%. The fourth quarter was the Company’s first $3 billion revenue quarter.

Operating costs—Reported operating costs increased by 8.7%. Reported operating costs including direct costs (but excluding goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangibles and investment gains and write-downs) rose in 2006 by 9.3%, and by 10.1% in constant currency (over 4.3 % on a like-for-like basis) from the previous year.

Staff costs excluding incentives (which include the costs of share based payments) in 2006 were up 9.1%. Charges for incentive payments (including the cost of share-based compensation) totaled £246.9 million in 2006 (£227.6 million in 2005), an increase of 8.4%, which represents 23.1% (compared with 24.0% in 2005) of operating profit before bonuses, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets. Before these incentive payments, operating margins increased 0.4 margin points in 2006 to 18.7% from 18.3% in 2005. The reported staff cost to revenue ratio improved 0.5 margin points to 58.8% compared with 59.3% in 2005.

Part of the Group’s strategy is to continue to increase variable staff costs (freelance, consultants and charges for incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. There was a slight deterioration in variable staff costs as a proportion of total staff costs in 2005. This ratio decreased to 12.8% in 2005 (including 1.0 percentage points attributable to share-based compensation), but in 2006 the ratio strengthened again to 13.0%.

Establishment costs as a proportion of revenues continued to improve slightly from 7.2% in 2005 to 7.1% in 2006, driven by better property utilisation and higher revenues.

Goodwill impairment charges of £35.5 million and £46.0 million were recorded in the years ended 31 December 2006 and 2005, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. Goodwill write-downs in relation to the utilisation of pre-acquisition tax losses of £8.8 million and £1.1 million were taken in 2006 and 2005, respectively. These write-downs were due to the better than expected performance of certain acquisitions in the year, which enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable. Additionally, in 2006, an impairment charge on acquired intangible assets was recorded for £1.5 million resulting from certain client relationships which were lost during the year.

Operating profit—Reported operating profit was up over 13.6% to £741.6 million in 2006 from £652.8 million in 2005. Reported operating margins increased from 12.1% to 12.6%. Reported operating income, including income from associates, was £782.7 million in 2006, up 14.0% from £686.7 million in 2005. Reported operating margins, including income from associates, were 13.2% and 12.8% in 2006 and 2005, respectively. Margins were negatively impacted by 1.5% in 2006 and 1.3% in 2005 due to goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. Margins were positively impacted by 0.1% in 2006 and 2005 by profits on disposal of equity investments. Additionally, in 2006, margins were positively impacted by 0.1% due to share of exceptional gains of associates. Therefore, operating margins, including income from associates, increased to 14.5% in 2006 from 14.0% in 2005 before investment gains, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates. For 2006, the post-acquisition contribution of acquisitions to the Group’s operating profit was not material. For 2005, the post-acquisition contribution of Grey to the Group’s 2005 operating profit was £68.6 million, and the contribution of other acquisitions completed during the year was £6.0 million in the aggregate.

The Group has released £10.6 million in 2006 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2005 and £10.1 million in 2005 related to acquisitions completed prior to 2004. Further details of the Group’s approach to acquisition accounting is given in Note 29 to the Consolidated Financial Statements.

Finance income/costs—Finance income increased to £111.0 million in 2006 from £87.6 million in 2005 mainly due to higher interest rates on higher cash balances. Finance costs increased to £211.7 million in 2006 from £182.3 million in 2005, reflecting higher interest rates on variable interest rate debt. Therefore, net finance costs increased by £6.0 million, largely reflecting the higher interest rates, offset by the impact of improved liquidity as a result of a reduction in average working capital.

Taxes—The Company’s tax rate on reported profits in 2006 was 29.2% compared to 32.8% in 2005. This decrease reflects the continuing positive impact of the Group’s tax planning initiatives, particularly in relation to Grey, which had a tax rate on acquisition in excess of 45%.

Net income—Net income attributable to equity holders of the parent was £435.8 million in 2006 against £363.9 million in 2005. The increase was driven by improved results of operations completed during the year, partially offset by increased non-cash depreciation and amortisation charges.

Results of Operations Under US GAAP

The Company’s Consolidated Financial Statements included elsewhere herein have been prepared in accordance with IFRS, which differ in certain significant respects from US GAAP.

For the year ended 31 December 2006, net income under US GAAP was £347.0 million compared with net income of £251.4 million in 2005. See pages F-36 to F-75 of the Consolidated Financial Statements for a discussion and reconciliation of the principal differences between US GAAP and IFRS that affect the Group’s financial statements. The resulting aggregate impact of US GAAP adjustments was to reduce net income by £88.8 million and £112.5 million in 2006 and 2005, respectively.

The impact of US GAAP adjustments on net income decreased in 2006 by £23.7 million as compared to 2005. This variance is driven principally by a £40.7 million decrease in contingent consideration deemed as compensation and a £9.2 million impact of accounting for derivatives, partially offset by the elimination of £24.3 million of deferred taxes recognisable under IFRS which are not recognisable under US GAAP.

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

Operating costs—Reported operating costs increased by over 24% in 2005, largely due to the acquisition of Grey. Reported operating costs including direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and investment gains and write-downs) rose in 2005 by over 23%, and by over 21% in constant currency (over 4% on a like-for-like basis) from the previous year.

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

The Group has released £10.1 million in 2005 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2004. At the same time, the Group includes within operating costs charges for one-off costs, severance and restructuring charges, including those resulting from integrating acquisitions. In 2004, £14.0 million of excess provisions were released in respect of acquisitions completed prior to 2003. Further details of the Group’s approach to acquisition accounting is given in note 29 to the Consolidated Financial Statements.

Finance income/costs—Finance income increased to £87.6 million in 2005 from £77.7 million in 2004. Finance costs increased to £182.3 million in 2005 from £148.3 million in 2004, largely reflecting additional charges under IFRS of £22.7 million relating to the change in accounting for the Group’s convertible bonds (£13.8 million), and the revaluation of financial instruments (£8.9 million) following the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005. There are no similar charges in 2004 since prior year comparatives have not been restated, as permitted by IFRS 1. The remaining increase reflects higher interest rates, offset by the impact of improved liquidity as a result of a reduction in working capital. As a result of the above, net interest payable and similar charges was £94.7 million in 2005, up from £70.6 million in 2004, an increase of £24.1 million.

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

For the year ended 31 December 2005, net income under US GAAP was £251.4 million compared with net income of £126.4 million in 2004. See pages F-36 to F-75 of the Consolidated Financial Statements for a discussion and reconciliation of the principal differences between US GAAP and IFRS that affect the Group’s financial statements. The resulting aggregate impact of US GAAP adjustments was to reduce net income by £112.5 million and £146.6 million in 2005 and 2004, respectively.

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

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facility and US commercial paper program. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash see the “Consolidated Cash Flow Statements” included as part of the Company’s Consolidated Financial Statements in Item 18 of this Report.

The Company spent £252.5 million and £719.9 million for acquisitions and investments in 2006 and 2005, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £184.5 million and £171.3 million, respectively, and cash spent on share repurchases and buy-backs was £257.7 million and £152.3 million, respectively.

As we expect that necessary capital expenditure, spent mainly on information technology and property, will remain approximately equal to the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs. In 2006, 38.874 million ordinary shares (of which 33.157 million were cancelled), or 3.1% of our share capital, were repurchased at a total cost of £257.7 million and average price of £6.64 per share.

The Company has decided to increase the final dividend by 20% to 7.61p per share, taking the full-year dividend to 11.21p per share for 2006. In addition, following a further recent review of the Company’s capital structure with its financial advisers, the Company has further increased the target percentage for rolling share buy-backs on the open market, from 2-3% of its share capital each year, or approximately £200-300 million, to 4-5%, or approximately £400-500 million in each of 2007 and 2008, when market conditions are appropriate. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2006, billings were £30.141 billion, or 5.1 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See the discussions below for the Group’s view on the use of net debt to measure net debt levels.

US commercial paper program—In October 2006, the Group established a $1.4 billion US Commercial Paper Program using the Revolving Credit Facility as a backstop. The Group’s borrowings under the facility are drawn down in US dollars and swapped into other currencies as required. The average commercial paper outstanding since the launch of the program was $799 million at an average interest rate of 5.36% inclusive of margin. There was no US Commercial Paper outstanding at 31 December 2006.

USA bonds—At December 31, 2006, the Group has in issue $100 million of 6.875% bonds due 2008 and $650 million of 5.875% bonds due 2014. During 2005, the Group repaid $200 million of 6.625% bonds due 2005.

Eurobond—In December of 2006, the Group issued €600 million of 4.375% bonds due 2013. The Group also has in issue €650 million of 6.0% bonds due 2008.

Sterling bond—In April 2007, the Group issued £400 million of 6% bonds due April 2017.

Revolving credit facilities—During 2005, the Group replaced its existing $750 million Revolving Credit Facility with a $1.6 billion seven-year Revolving Credit Facility due August 2012. The Group’s borrowings under this facility, which are drawn down predominantly in US dollars and pounds sterling, averaged $690 million at an average interest rate of 5.16% inclusive of margin. The Group had available undrawn committed facilities of £817 million at 31 December 2006 (2005: £931 million)

Grey debt—In March 2005, subsequent to its acquisition by the Group, Grey Global Group Inc repaid $75 million of 7.41% Senior Notes due 2009 and $50 million of 8.17% Senior Notes due 2007 together with accrued interest of $4 million and make-whole payments of $10.85 million.

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. The Group is in compliance with both covenants.

Interest on the Company’s borrowings, other than the bonds, is payable at a margin of between 0.06% and 0.275% over relevant London Interbank Offered Rate (“LIBOR”).

Convertible bonds—In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible at any time into 41,860,465 WPP ordinary shares at an initial price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above. The effective interest rate on the liability component is 7.2%. These bonds were redeemed on their due date of 11 April 2007.

Hedging of financial instruments—The Group’s policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness. The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

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

As at 31 December 2006, the Group’s net debt was £815 million, up £11 million from £804 million in 2005. Net debt averaged £1,214 million in 2006, against £1,212 million in 2005 (up £121 million at 2006 exchange rates).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2006, operating profit before investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and non-cash based incentive compensation was £893 million, capital expenditure £185 million, depreciation £143 million, tax paid £162 million, interest and similar charges paid £58 million and other net cash inflows of £85 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £716 million. This free cash flow was partially absorbed by £216 million in net acquisition payments and investments, share repurchases and cancellations of £258 million and dividends of £119 million. This resulted in a net inflow of £123 million, which was well in excess of the objective introduced in 2003 of covering outgoings by cash inflows.

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

A tabular reconciliation of free cash flow is shown below.

	2006 £m	2005 £m	2004 £m
Net cash inflow from operating activities	661.4	837.5	556.4
Plus:
Issue of shares	70.9	20.3	17.9
Proceeds on disposal of property, plant and equipment	22.4	6.7	9.3
Movements in working capital and provisions	171.1	(107.6)	4.8
Gains/(losses) on sale of property, plant and equipment	3.7	(1.1)	(1.9)
Less:
Amounts written off investments	—	—	(5.0)
Purchases of property, plant and equipment	(167.8)	(160.5)	(89.7)
Purchase of other intangible assets (including capitalised computer software)	(16.7)	(10.8)	(5.9)
Dividends paid to minority shareholders in subsidiary undertakings	(28.8)	(24.0)	(22.5)
Free cash flow	716.2	560.5	463.4

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

The following table is an analysis of net debt.

	2006	2005	2004
	£m	£m	£m
Debt financing	(2,478.3)	(1,919.2)	(1,916.4)
Cash and short-term deposits	1,663.7	1,115.2	1,616.0
	(814.6)	(804.0)	(300.4)
IAS 32 and IAS 39 adjustment at 1 January 2005	—	—	(254.3)
Net debt	(814.6)	(804.0)	(554.7)

For additional details of the IAS 32 and IAS 39 adjustment at 1 January 2005 see note 12 to the Consolidated Financial Statements.

We believe that cash provided by operations and funds available under our credit facility and US Commercial paper programme will be sufficient to meet the Group’s anticipated cash requirements based upon our current forecast funding requirement and our ability to access capital and bank markets to refinance maturing debt.

Following approval by share owners at an Extraordinary General Meeting on 26 September 2005, and after obtaining Court approval, the Group’s corporate structure was changed in October 2005. This primarily involved the introduction of a new parent undertaking in the UK. This reorganisation resulted in the creation of more than £5 billion of additional distributable reserves, which the Board considered necessary to cater for likely requirements for dividends and share repurchases in the medium to long term.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The world economy continued to grow in 2006, after the recovery in both 2003 and 2004, driven by the US, Asia Pacific, Latin America, the Middle East, Russia and the other CIS countries. As a result, the Company has performed at record levels. Africa also showed significant signs of growth. While like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less.

Following this productivity improvement, the Group’s margins at both the pre-and post- incentive levels have improved. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at record levels. This will improve operational gearing and flexibility in 2007 and beyond.

The budgets for 2007 have initially been prepared on a prudent basis, largely excluding new business, particularly in advertising and media investment management. They predict improvements in like-for-like revenues in the range of 4.0-4.5%, with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than advertising and media investment management.

The Group’s revenues for the first three months of 2007 were £1.366 billion, down 0.7% from the first quarter of 2006, principally reflecting the 11% decline in the US dollar against sterling. Constant currency revenues were up 6.3%. On a like-for-like basis, excluding acquisitions and currency fluctuations, revenues were up 4.3%. On the same basis, gross margin was up 4.6%. Net debt at 31 March 2007 was £1,309 million, compared to £1,133 million at 31 March 2006 (at constant exchange rates). Average net debt in the first quarter of 2007 was £1,029 million compared to £990 million in the corresponding period in 2006, at 2007 exchange rates. In the 12 months to 31 March 2007, the Group’s free cash flow was £817 million. See Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources above for the Group’s view on basing its internal cash flow objectives on free cash flow. Over the same period, the Group’s expenditure on capital, acquisitions, share repurchases and dividends was £741 million.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2006, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2007	2008	2009	2010	2011	Beyond 2011
Contractual obligations:
Long-term debt[1]
Eurobond	836.7	—	435.4	—	—	—	401.3
Sterling convertible bond	472.1	472.1	—	—	—	—	—
USA bonds	381.0	—	51.0	—	—	—	330.0
Grey convertible bond	76.6	76.6	—	—	—	—	—
Other	5.1	5.1	—	—	—	—	—
Subtotal	1,771.5	553.8	486.4	—	—	—	731.3
Interest payable	421.9	72.3	55.7	40.2	40.0	40.0	173.7
Operating leases	1,105.4	224.3	179.0	148.4	111.5	97.4	344.8
Capital commitments	44.4	42.6	1.2	0.6	—	—	—
Investment commitments	27.1	18.1	3.3	1.8	0.5	2.8	0.6
Estimated obligations under acquisition earnouts	235.5	87.9	36.1	34.6	49.1	27.8	—
Total	3,605.8	999.0	761.7	225.6	201.1	168.0	1,250.4

Notes

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2006 of £706.8 million.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which we expect to fully eliminate the deficit for funded schemes by 31 December 2010. Employer contributions in 2006 were £48.6 million (2005:£35.6 million) and are expected to be £50.0 million in 2007. Projections for years after 2007 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Capital Structure

At 31 December 2006, the Company’s capital base was comprised of 1,240,605,187 ordinary shares of 10 pence each.

Property Costs

The task of improving property utilisation continues to be a priority for the Group with a portfolio of approximately 18.4 million square feet worldwide.

Inflation

As in 2005, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at 31 December 2006.

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

Goodwill and other intangibles

The Company has a significant amount of goodwill and other intangible assets. In accordance with the guidance provided by SFAS 142 ‘Goodwill and Other Intangible Assets’ under US GAAP and IAS 36 ‘Impairment of Assets’, under IFRS, the Company initially annually tests the carrying value of goodwill and other indefinite lived intangible assets for impairment as at 30 June of each year, and then updates the review as at 31 December or whenever there is an indication of impairment.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, tax rates, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgments are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The most significant assumptions employed by the Company in determining recoverable amounts are as follows:

•

Future cashflows derived from each cash-generating unit are based on a projection period of up to five years. These projections utilise the latest budget information available for each cash-generating unit covering one or more twelve month periods from the balance sheet date. These budgets have been prepared by management, largely excluding new business, particularly in advertising and media investment management. No improvements in operating margins or working capital are assumed.

•

After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, again with no improvements in operating margins being assumed. Except in the case of Y&R, as noted below, an annual growth rate of 3.0% and a pre-tax discount rate of 11.9% have been assumed.

•

After the projection period, projections for Y& R assume an annual growth rate of 4.4%. The projections also include assumptions about payments for cash taxes hence the Group’s weighted average cost of capital of 7.25% has been applied to the Y&R impairment test. The use of a discount rate 1% higher and a growth rate 1% lower than those used results in the same conclusion.

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 21 to the Consolidated Financial Statements. WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase the minority interest. These agreements are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at year end. Under IFRS, fair value is based on the present value of expected cash outflows. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities.

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquistions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2006, operating profit includes credits totaling £10.6 million (2005: £10.1 million, 2004: £10.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2005.

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

Since project costs can vary from initial estimates, the reliance on total project cost estimate represents an uncertainty inherent in the revenue recognition process. Individual project budgets are reviewed regularly with project leaders to ensure that cost estimates are based upon up to date and as accurate information as possible, and take into account any relevant historic performance experience. Also, the majority of contracted services subject to proportional performance method revenue recognition are in relation to short term projects, averaging approximately 3 months. Due to this close and frequent monitoring of budgeted costs and the preponderance of short term projects, the impact of variances between actual and budgeted project costs has historically been minimal. The Company’s combined bad debt and work in process write-offs in the business segments where the proportional performance method of revenue recognition is applied was less than 1% of revenues in each of the three years ended December 31, 2006. The Company does not believe that the effect of these uncertainties, taken as a whole, will significantly impact their results of operations in the future.

Pension costs

Pension costs are accounted for in accordance with IAS 19, “Employee Benefits” under IFRS and under US GAAP are determined in accordance with the requirements of SFAS 87, “Employers’ Accounting for Pensions” and, effective 31 December 2006, SFAS 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans”. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2006.

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

The Group’s pension deficit was £186.6 million as at 31 December 2006, compared to £231.4 million as at 31 December 2005. The pension deficit decrease is due to increased employer contributions across all regions and in the US, asset returns in excess of expected returns and the impact of currency translation.

Establishing the expected long-term rates of investment returns on pension assets is a judgmental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward-looking economic assumptions.

Most of the Group’s pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets increased from 5.2% as at 31 December 2005 to 5.6% as at 31 December 2006, and in North America, the forecasted weighted average return increased from 6.7% to 6.8%, principally due to increases in expected rates of return on corporate bonds and insured annuities.

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

Regarding mortality assumptions, at 31 December 2006, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

As at 31 December 2006	Years life expectancy after age 65
Current pensioners (at age 65) – male	19.4
Current pensioners (at age 65 – female	22.1
Future pensioners (at age 65) – male	20.3
Future pensioners (at age 65) – female	23.1

For a 0.25% increase or decrease in the discount rate at 31 December 2006, the 2007 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2006 pension deficit would be a decrease or increase, respectively, of approximately £20.0 million.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which we expect to fully eliminate the deficit for funded schemes by December 2010.

Deferred taxes

We record deferred tax assets and liabilities using tax rates enacted at the balance sheet date for the effect of temporary differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	the various jurisdictions in which the potential deferred tax assets arise;

•	history of loss carry-forwards and other tax assets expiring;

•	the carryforward period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised. Gross unrecognised assets under IFRS were £2,649.2 million in 2006.

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

New US GAAP Accounting Pronouncements

The Group has considered the following recent US GAAP accounting pronouncements covering topics that may be applicable to our operations for their potential impact on its results of operations and financial position and the Group has included the required disclosures in the financial statements.

(i) Adopted in the current year:

SFAS 158

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans. SFAS 158 amends FASB Statements 87, 88 and 132 (R). SFAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 is effective for the Group from 31 December 2006 and has been adopted as of this date. The impact of adopting SFAS 158 is set out in note 5 to the Reconciliation to US Accounting Principles.

SFAS 153

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 replacing the exception from having to apply the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. The adoption of SFAS 153 did not have a material impact on the Group’s consolidated results of operations or financial position.

SFAS 154

In May 2005, SFAS 154, Accounting Changes and Error Corrections – replacement of APB Opinion No. 20 and FASB Statement No. 3, was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005. The adoption of SFAS 154 did not impact the Group’s historical consolidated results of operations or financial position.

EITF 04-5

In June 2005, the EITF reached a consensus on Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), regarding how to evaluate whether a partnership should be consolidated by one of its partners. The scope of this Issue is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under FASB Interpretation 46 (R). The EITF concluded that a general partner or group of general partners of a limited partnership is presumed to control the limited partnership, unless either the limited partners have the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or the limited partners have substantive participating rights. The guidance in the Issue is effective after 29 June 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other pre-existing limited partnerships, the guidance in this Issue is effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. The adoption of EITF 04-5 did not have a material impact on the Group’s financial statements.

FSP SFAS 115-1/124-1

In November 2005, the FASB issued FSP SFAS 115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than temporary impairments. The guidance in FSP SFAS 115-1/124-1 shall be applied to reporting periods beginning after 15 December 2005. The adoption of FSP SFAS 115-1/124-1 did not have a material impact on the Group’s consolidated results of operations or financial position and the Group has included the required disclosures in the financial statements.

(ii) To be adopted in future periods:

SFAS 155

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and SFAS 140. SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No.D1 – Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 provides relief from separately determining the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Once fair value election has been made, the hybrid financial instrument may not be designated as a hedging instrument pursuant to SFAS 133. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe the adoption of SFAS 155 will have a material impact on the Group’s financial statements.

SFAS 157 and SFAS 159

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 addresses issues relating to the definition of fair value, the methods used to measure fair value and expanded disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Measurement, which includes an amendment of SFAS 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. These statements are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are still in the process of assessing the full impact on the Group’s financial statements.

FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109 (“FIN 48”), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in our tax returns. FIN 48 applied to accounting periods commencing after December 15, 2006. We are still in the process of assessing the full impact on the Group’s financial statements.

New IFRS Accounting Pronouncements

The following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7 Financial instruments: Disclosures

IFRS 8 Operating Segments

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8 Scope of IFRS 2

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 10 Interim Financial Reporting and Impairment

IFRIC 11 IFRS 2: Group and Treasury Transactions

IFRIC 12 Service Concession Arrangements.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 15 May 2007 are as follows:

Philip Lader, age 61: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of RAND, Marathon Oil, Rusal, AES Corporation and Songbird Estates plc (Canary Wharf), a trustee of the Smithsonian Museum of American History and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 62: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One.

Paul Richardson, age 49: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, internal audit and corporate responsibility. He is also the Country Manager for Italy. Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and member of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.

Mark Read, age 40: Strategy director. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and is also CEO of WPP Digital. He is a member of the Supervisory Board of HighCo. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 51: Non-executive director. Colin Day was appointed a non-executive director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Imperial Tobacco plc until February 2007 and of easyJet plc until September 2005.

Esther Dyson, age 55: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her 21-year-old company, EDventure Holdings, to CNET Networks, the US-based interactive media company. She left CNET at the end of 2006 and now operates as an independent investor and entrepreneur, again under the name of EDventure. She is an acknowledged deep thinker in the information technology industry, and has been highly influential for the past 20 years on the basis of her insights into online/information technology markets worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo! and of Medstory to Microsoft. She sits on the boards of other IT start-ups including Boxbe (US), Eventful.com (US), Meetup Inc. (US), Midentity (UK), NewspaperDirect (Canada), CVO Group (Hungary) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government and is pushing US legislators to publish their daily diaries.

Orit Gadiesh, age 56: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships and a member of the Business Committee of the Metropolitan Museum of Art, New York.

David H. Komansky, age 68: Non-executive director. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co, Inc, serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Board of the New York Presbyterian Hospital.

Christopher Mackenzie, age 52: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is chief executive of Equilibrium, a London-based investor group. He is also a board member of the Abdul Latif Jameel Group, KazMunaiGas Exploration & Production JSC and Champagne Jacquesson et Fils S.A. He served as the chief executive of financial service groups including Brunswick Capital in Russia, Trizec Properties in the US and GE Capital Europe.

Stanley (Bud) Morten, age 63: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of The Motley Fool, Inc., which is a private company.

Koichiro Naganuma, age 62: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is president and group chief operating officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr Naganuma. ADK is Japan’s third largest advertising and communications company, and ninth largest in the world. WPP took a 20% interest in ADK in 1998.

Lubna Olayan, age 51: Non-executive director. Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairman and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. Ms Olayan is a Board Member of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia and a member of the International Business Council of the World Economic Forum and the International Advisory Board of the Council on Foreign Relations. She is a member of the Board of Directors of INSEAD. In October 2006, Ms Olayan joined the International Advisory Board of Rolls Royce.

John Quelch, age 55: Non-executive director. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Gentiva Health Services

Inc, Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen, age 59: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Paul Spencer, age 57: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the chairman of State Street Managed Pension Funds Ltd. He is also chairman of the Association of Corporate Treasurers’ Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of Resolution Life Group plc and Nipponkoa Insurance (Europe) Ltd. Paul is a governor of Motability, a UK charity for the disabled.

Howard Paster served as a director during the year, retiring on 27 June 2006.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Marketplace Rule 4200.

Terms of Directors and Executive Officers

As a matter of policy the Company requires all directors to submit themselves for re-election by share owners at least every three years or every year in the case of those directors who held office for more than nine years.

B. Compensation

Review of compensation

In 2005, the Compensation committee undertook a thorough review of the Group’s current compensation and incentive strategy. During 2006 the most significant issues addressed by the committee were:

•	A review of the total compensation packages of the Group’s most senior executives relative to the market place benchmarks.

•	The approval of bonuses for senior executives throughout the Group.

•	A review of the remuneration for non-executive directors of the Group, including the chairman, which was supported by advice from Towers Perrin, and making recommendations to the Board.

•	A review of the total compensation packages of WPP’s executive directors to evaluate their appropriateness in various circumstances, including termination of employment.

•	Consideration of possible amendments to the LEAP programme in respect of future awards under that plan.

•	A review of the impact of recent changes in age discrimination legislation in the UK and pension requirements in the US.

Executive remuneration

The key elements of short- and long-term remuneration are summarised in the following table:

	Objective	Participation	Performance period	Conditions
Annual
Base salary[1]	To maintain package competitiveness at all levels within the Group.	All employees.	N/A	Not applicable. But salary levels are determined taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.

Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non-financial) at the individual and business unit level.

Performance share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non-financial) at operating company level. Further two-year retention period.

Executive share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key parent company executives and executive directors.	1 year	Achievement of individual annual bonus objectives. Further two-year retention period.

Long-Term
WWOP[3]	To develop a stronger ownership culture.	Employees with two years’ employment. Not offered to those participating in other share programs or to executive directors.	3 years	None.

	Objective	Participation	Performance period	Conditions

Renewed LEAP	To incentivise long-term performance of the most senior executives against the TSR of key comparators and maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently less than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation committee.

Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior executives of the parent company.	N/A	Typically 3 year retention period.

Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions are determined at the time of grant of the award.

Notes

This table does not include details of previous plans, such as operating company LTIPs and PSP which are no longer used for regular grants of new awards.
[1]	Base salary is the only pensionable element of remuneration.
[2]	Awards are granted under the Restricted Stock Plan.
[3]

Since its first adoption in 1997, grants have been made annually under this plan and as at 31 December 2006 options under this plan had been granted to over 56,000 employees for approximately 27.0 million ordinary shares of the Company.

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

During 2006, the committee approved an increase to Mark Read’s base salary from £225,000 to £275,000. The implementation of this was deferred until 1 January 2007.

With effect from 1 January 2007 Sir Martin Sorrell’s base salary has been increased from £840,000 to £1,000,000. This is the first increase to Sir Martin’s base salary since September 1999.

Annual cash bonus

The annual cash bonus is paid under plans established for each operating company as well as the parent company. Challenging performance goals are established and these must be achieved before any bonus becomes payable.

Each executive’s annual incentive opportunity is defined at a ‘target’ level for the full achievement of objectives. Higher awards may be paid for outstanding performance in excess of target.

The target level for Sir Martin Sorrell is 100% of base salary with a maximum of up to 200%. For Paul Richardson the target is 80% with a maximum of up to 120% and for Mark Read the target is 50% with a maximum of up to 75% of base salary.

In the case of the Group chief executive and other parent company directors, the annual cash bonus is based on Group and individual performance:

•

one-third is based on Group financial results. This goal is common for all executive directors including the Group chief executive (for 2006 the Group’s financial results were very strong, with Headline PBIT increasing by almost 14% to £859 million, Headline PBIT margin increasing from 14.0% to 14.5% and diluted earnings per share up almost 19% to 35.2 pence per share.);

•

one-third is based on individual strategic objectives determined prospectively by the committee at the commencement of each year. In the case of the Group chief executive this related to the relative financial performance of WPP against its peer group. For 2006 WPP outperformed the peer group both in terms of EPS growth and margin improvement; and

•

one-third is based on the achievement by the individual director of key business objectives assessed by the committee at the end of each year. Key business objectives in 2006 for the Group chief executive included (amongst others) developing and enhancing the strategic position of the Group and Group companies in developed and fastgrowing geographies; implementing business and strategic initiatives in response to the transition from traditional forms of advertising and media delivery to new forms more influenced by the increasing importance of digital media; arranging, and continuing to monitor and develop candidates for leadership succession for a number of specific key operating company and parent company roles; and intensifying collaboration among business leaders and the process of cross-selling between Group companies, including co-ordination on client initiatives.

As a percentage of base salary, the target, maximum and actual bonuses for 2006 paid to executive directors were as follows:

	Target	Maximum	Actual
Sir Martin Sorrell	100	200	192
Paul Richardson	80	120	111
Mark Read*	50	75	65	**

Note

*	In 2006, Mark Read elected to defer 40% of his bonus.
**	Calculated by reference to a base salary of £275,000.

In some countries an opportunity exists to defer part of the annual bonus for four years in the form of WPP shares. At the end of the deferral period a 25% match is applied to the original shares, subject to continuous employment.

Share awards

Following the policy review undertaken in 2005, the operating company LTIPs were replaced by PSAs. This has considerably simplified the measurement of performance while at the same time increasing retention by ensuring a greater percentage of the bonus pool is paid in shares.

At the parent company the comparable change meant that no further awards were granted under the Performance Share Plan and instead ESAs are used to reward executive directors for performance over a single year. Performance under these awards is against the same measures currently used to determine the annual bonus payment, but in this case delivered entirely in the form of shares with a further two-year retention period.

Awards are not pensionable and will be satisfied out of one of the Company’s ESOPs and not out of a new issue of WPP or treasury shares.

As a percentage of base salary, the target, maximum and actual awards for 2006 to executive directors were as follows:

	Target	Maximum	Actual
Sir Martin Sorrell	67	100	97
Paul Richardson	100	133	125
Mark Read	67	100	87	*
*	Calculated by reference to a base salary of £275,000.

Renewed Leadership Equity Acquisition plan (“Renewed Leap”)

2006 was the third year of operation for Renewed LEAP and awards were once again granted to the Group’s key executives.

Under Renewed LEAP, participants have to commit to acquire and retain WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the investment and performance period depends on the performance (based on TSR) of the Company measured over five financial years (four years in the case of awards made in 2004).

However, the Compensation Committee also acknowledges that TSR may not always reflect the true performance of the Company and in performing its ‘fairness review’ the committee may in exceptional circumstances decide to vary the number of matching shares that will vest. Factors that the committee will consider in its fairness review of any awards will include various measures of the Group’s financial performance, such as growth in revenues and in earnings per share.

For the 2005 and 2006 awards the vesting schedule is as follows:

Rank compared to peer group*	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0**

*	For actual performance between these positions the match is calculated on a pro rata basis.
**	Participants in their first year of LEAP receive a half share match for performance below median.

For awards made in 2004 the vesting schedule is as follows:

Rank compared to peer group*	Number of matching shares
1	4
2	4
3	3.6
4	2.8
5	2
6	1.6
Median	1.2
Below median	0**

Notes

*	For actual performance between these positions the match is calculated on a pro rata basis.
**	Participants in their first year of LEAP, receive a half share match for performance below median.

As at the year end WPP’s TSR growth was below median for both the 2004 and 2005 performance periods. The comparator companies for the awards made in 2006 were:

Omnicom	Gfk
Interpublic	Aegis
Publicis	Taylor Nelson Sofres
Havas	Dentsu
Ipsos	Arbitron

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

Non-executive directors

The shareholdings of non-executive directors are set out in Item 6E. Non-executive directors do not participate in the Company’s pension plans, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company and may participate in the Company’s deferred compensation program. The Board considers that the non-executive directors’ remuneration conforms with the requirements of the Combined Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings, and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Directors’ remuneration

For the fiscal year ended 31 December 2006 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £7,612,510. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award. The sum of £529,406 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

The compensation of all executive directors is determined by the Compensation committee which is comprised wholly of non-executive directors whom the Company considers to be independent. The Compensation Committee is advised by independent remuneration consultants as well as by Group executives as described under Remit of Compensation Committee below. The compensation of the chairman and non-executive directors is determined by the Board which is similarly advised.

Remuneration of the directors who were directors during the year ended 31 December 2006 is set out in the table below. All amounts shown constitute the total amounts which the respective director received during 2006 and for the annual bonus and awards of ESA’s in respect of 2006 but received in 2007. No compensation payments for loss of office have been made during 2006 to any individuals who have been directors of the Company.

						Total annual remuneration		Pension contributions
	Location	Salary and fees	Other benefits[1]	Short-term incentive plans (annual bonus)[2]	Value of ESA[8]	2006 Total	2005 Total	2006 Total	2005 Total
		£000	£000	£000	£000	£000	£000	£000	£000
Chairman
P Lader[3]	USA	213	—	—	—	213	216	—	—

Executive directors
Sir Martin Sorrell[3,4,10]	UK	832	34	1,613	815	3,294	3,278	337	343
H Paster[3,6]	USA	190	19	—	—	209	1,035	15	19
M Read	UK	225	1	180	240	646	551	23	17
PWGRichardson[3,5]	USA	447	98	501	566	1,612	1,490	90	90

Non-executive directors
C Day	UK	50	—	—	—	50	22	—	—
E Dyson[3]	USA	56	—	—	—	56	51	—	—
O Gadiesh[3]	USA	50	—	—	—	50	51	—	—
D Komansky[3]	USA	51	—	—	—	51	51	—	—
C Mackenzie	UK	54	—	—	—	54	54	—	—
S W Morten[3]	USA	63	—	—	—	63	65	—	—
K Naganuma[9]	Japan	—	—	—	—	—	—	—	—
L Olayan	KSA	50	—	—	—	50	40	—	—
J A Quelch[3,7]	USA	87	52	—	—	139	139	—	—
J Rosen[3]	USA	60	—	—	—	60	54	—	—
P Spencer	UK	60	—	—	—	60	60	—	—
Total remuneration		2,488	204	2,294	1,621	6,607	7,157	465	469

Notes

[1]	Other benefits include items such as healthcare, life assurance and allowances for cars and housing.
[2]	Amounts paid in 2007 in respect of bonus entitlements for 2006.
[3]

All amounts payable in US dollars have been converted into pounds sterling at $1.8432 to £1. The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in pounds sterling. This can give rise to small fluctuations year-on-year.

[4]	The amount of salary and fees comprise the aggregate of salary/fees paid under the UK Agreement and the salary paid under the US Agreement.
[5]	Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.
[6]	Howard Paster retired from the Board in June 2006.
[7]	In addition to fees paid to John Quelch in 2006 as a non-executive director of the Company additional fees were received by him of £37,000.
[8]	Shares under these awards are deferred for two years.
[9]	Mr Naganuma received no remuneration from the Company given his executive position with Asatsu DK.
[10]

During 2006 an amount of approximately £193,000 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group.

Other long-term incentive plan awards

Long-term incentive plan awards granted to directors comprise the PSP and Renewed LEAP. The operation of the PSP and Renewed LEAP are described elsewhere in Item 6.

Performance Share Plan awards to directors up to and including 31 December 20061,2

	Grant date		Share price on grant date (p)	At 01.01.06 (no. of shares)	Granted (lapsed) 2006 (no. of shares)		Performance period ends	Vested 06.03.06 (no. of shares)	Share price on vesting date (p)	At 31.12.06 (no. of shares)	Value received from vested awards (£)	Percentage of maximum vesting potential
H Paster	30.04.04 30.04.04	[3]	556.0 556.0	79,150 85,955	(79,150 0)		31.12.05 31.12.06	— —		— 85,955		0%
M Read	30.04.04		556.0	6,646	0		31.12.06	—		6,646
P W G Richardson	28.02.01 30.04.04 30.04.04	[3]	812.0 556.0 556.0	4,286 67,912 92,025	116 (67,912 0	[4] )	31.12.03 31.12.05 31.12.06	4,402 — —	673.5	— — 92,025	29,647	50 0	% %
Sir Martin Sorrell	28.02.01 30.04.04 30.04.04	[3]	812.0 556.0 556.0	11,077 142,615 171,779	296 (142,615 0	[4] )	31.12.03 31.12.05 31.12.06	11,373 — —	673.5	— — 171,779	76,597	50 0	% %

Notes

[1]

Performance conditions: The performance condition relates WPP’s Total Shareholder Return (TSR) compared to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels, awards vest on a sliding scale according to TSR performance.

[2]

No awards were made under PSP since 2004. Details of the comparator groups which apply in respect of different awards are as follows (for companies which subsequently delisted, the date of delisting is shown in brackets).

Details of the treatment of delisted companies for the purposes of TSR calculation are set out in note 2 to the table on Renewed LEAP below.

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

(iii) For 2001 awards, in addition to those listed at (ii): True North Communications (delisted June 2002).

[3]	On 30 April 2004, awards were made to Howard Paster, Paul Richardson and Sir Martin Sorrell in respect of period 2003-2005.
[4]

These shares represent dividends received in respect of restricted stock where the performance conditions have been satisfied, and the dividends have been reinvested in the acquisition of further ordinary shares or ADRs.

Renewed Leadership Equity Acquisition Plan2

			At median level of performance			At maximum level of performance
Name	Grant/ award date	Share units (ADRs/ Ords)[1]	Number of matching units at 01.01.06	Granted/ (lapsed) units	Number of matching units at 31.12.06	Number of matching units at 01.01.06	Granted/ (lapsed) units	Number of matching units at 31.12.06
H Paster	28.10.04 15.12.05	ADRs ADRs	7,423 9,141		7,423 9,141	24,744 30,470		24,744 30,470
M Read	15.12.05 15.11.06	Ords Ords	15,255	24,788	15,255 24,788	50,850	82,625	50,850 82,625
P W G Richardson	28.10.04 15.12.05 15.11.06	Ords Ords Ords	37,168 122,037	99,153	37,168 122,037 99,153	123,892 406,790	330,510	123,892 406,790 330,510
Sir Martin Sorrell	28.10.04 15.12.05 15.11.06	Ords Ords Ords	1,238,899 305,091	234,804	1,238,899 305,091 234,804	4,129,664 1,016,970	782,680	4,129,664 1,016,970 782,680

Notes

[1]	One ADR is the equivalent of five Ordinary Shares.

[2]

All awards shown in the above table, are dependent on WPP’s TSR performance against a comparator group over the relevant performance period and maintenance of a participant’s holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for the award made in 2004 comprises of Aegis, Arbitron, Dentsu, Digitas, Gfk, Grey Advertising, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres and VNU. The comparator group for the awards made in 2005 remained the same with the exception of the removal of Digitas and Grey Advertising. The comparator group for the awards made in 2006 was the same as for the awards in 2005 with the exception of the removal of VNU. Where a company delists during the performance period, the committee deem this to be a disposal and the proceeds are treated as being reinvested in an index that tracks the TSR of the remaining companies.

C. Board Practices

Information regarding the expiration of the current term of each director and the period during which such director has served is set forth in Item 6A.

Compensation committee

During 2006, the Compensation committee comprised the following who took decisions in respect of the year: Jeffrey Rosen (chairman of the committee): appointed to the committee as chairman on 27 June 2006, S W Morten: retired on 27 June 2006, P Lader, C Mackenzie, and Esther Dyson: appointed on 4 May 2006.

During 2006 the Compensation committee held nine formal meetings and had many informal discussions. Committee meetings are frequently attended, in whole or in part, by the Group chief executive, the chief talent officer, the director of compensation and benefits and the Company Secretary.

Remit of Compensation committee

Under its terms of reference the committee is responsible for:

•

Reviewing and approving the remuneration and terms of employment (including any termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies.

•	Reviewing the Group’s incentive policy and compensation plans.

•	Monitoring the vesting of awards under all incentive plans.

•	Reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination.

•	Appointing and reviewing the performance of external advisors to the committee and to the Company in relation to executive remuneration and human resource activities.

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

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who was not present when matters relating to his own compensation contracts were discussed and decided), the chief talent officer, the director of compensation and benefits and the Group general counsel. During the year, the committee received material assistance from Towers Perrin. Significant advice was also received from Hammonds solicitors on a number of legal and governance issues surrounding compensation and benefits which arose during the course of the year. Hammonds provide legal advice on a range of matters to the Group. See further discussion in the Directors’ remuneration section of Item 6.

During 2006, advice in relation to the remuneration of the chairman of the Company and the non-executive directors was provided by Towers Perrin to the committee which advice was then passed to the Board for review and determination.

Advice is received by the committee on issues including the following:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary levels;

•	annual and long-term incentive plans and awards; including awards made under LEAP;

•	policy relating to WPP share ownership;

•	pensions and executive benefits;

•	changes in accounting, taxation, legal and regulatory practices;

•	governance issues relating to compensation and the role of the committee; and

•	policies for preventing employee harassment and discrimination.

Principles of remuneration

All executive compensation at WPP is governed by three guiding principles:

•	competitiveness;

•	performance; and

•	alignment to share owner interests.

Competitiveness

Compensation packages for Group executives are reviewed on a regular basis (on average every 24 months). When reviewing an executive’s package the committee usually consults with the Group chief executive and the Group chief talent officer.

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

For example, for the Group chief executive three separate benchmarks for remuneration opportunities are used:

•	the most senior executive position in the Company’s closest industry comparators;

•	the CEO position in companies of comparable size and complexity in the UK; and

•	the CEO position in public companies of comparable size and complexity in the US.

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

Alignment to share owner interests

WPP is committed to aligning executive performance and reward with share owner interests. This is achieved by providing significant opportunities for executives to acquire WPP stock, by using performance measures that are linked to the creation of share owner value and by operating share ownership goals for the most senior executives. Many of our incentive plans pay out wholly or partially in WPP stock. Over half of the compensation package of the executive directors was delivered in shares during 2006.

The Compensation Committee continues to believe that Total Shareholder Return (TSR) relative to a group of key comparators is the most appropriate measure for determining long-term performance-based rewards for Group executive directors, as it most closely aligns reward with the delivery of share owner value. For this reason TSR is the sole measure of performance used for Renewed LEAP.

WPP has encouraged share ownership for its most senior executives, including executive directors, for many years. For executive directors this is achieved through participation in Renewed LEAP. Other WPP Leaders (approximately 200 people) are expected to own 40,000 WPP ordinary shares.

There is also a need to ensure that share owner value is not diminished through the issue of new shares to satisfy incentive awards. The dilution, as at 15 May 2007, was well below the 10% level acceptable to the ABI. It is intended that Renewed LEAP awards, the Performance Share Awards, the Executive Share Awards and Restricted Stock Plan awards will all be satisfied with purchased shares held in the employee share ownership plans (ESOPs).

Policy on directors’ service contracts, notice periods and termination payments

The Company’s policy on the duration of directors’ service contracts is that none of the contracts of parent company executive directors contain liquidated damages provisions. There were no payments in 2006 in respect of termination of employment of any executive director.

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

During 2006, the committee reviewed in detail the financial impact of a termination of employment of each of the executive directors.

Audit committee

As of 31 December 2006, the Audit committee comprised Paul Spencer, Bud Morten, Jeffrey Rosen and Esther Dyson. Esther Dyson was appointed to the Audit committee in May 2006.

Meetings of the Audit committee, of which there were 10 during 2006, were also attended, in whole or in part, by the auditors, the chairman of the Company, the Group finance director, the director of internal audit, the Company Secretary and the Group Chief Counsel.

During 2006, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee’s overall effectiveness.

This year the work carried out by the committee under its terms of reference included:

•	satisfying the requirement to be compliant with Section 404 of the Sarbanes-Oxley Act of 2002 by the year end;

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgments;

•	reviewing internal financial control and internal audit activities;

•	assisting the Board in meeting its responsibilities in respect of the review and reporting on the systems and key elements of risk management as they affect all of the Group’s operations;

•

advising the Board on all relevant matters concerning its disclosure obligations particularly in the light of provisions of the Companies Act 2006 and the Disclosure Transparency Rules so as to enable the directors to sign off on their responsibilities of disclosure to the auditors;

•	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;

•	monitoring the external auditors’ independence, objectivity and effectiveness, taking into account relevant global professional and regulatory requirements;

•

the approval and monitoring of the policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation), taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte & Touche LLP, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditory Practices Board and the Sarbanes-Oxley Act. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the Audit Committee, although some specified categories of work may be delegated to the director of internal audit for pre-approval. All fees are summarised periodically for the committee in order to assess the aggregate value of non-audit fees against audit fees. The value of fees for 2006 is shown in note 3 to the Consolidated Financial Statements;

•

monitoring accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the U.S. Securities and Exchange Commission, and NASDAQ with which the Company must comply;

•

in conjunction with Paul Richardson, the director responsible for corporate responsibility in 2006, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation committee); and

•

maintaining established procedures for the receipt and treatment of concerns including accounting, audit and internal audit matters, with confidential and anonymous submissions by employees of concerns relating to those issues.

The terms of reference for the Audit Committee, which are regularly reviewed by the committee, are available for inspection on the Company’s website (www.wpp.com) and are on display prior to and at all general meetings of the Company.

Auditors

In 2002, the Group appointed Deloitte & Touche LLP as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

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

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On December 31, 2006 the Group had 79,352 employees located in approximately 2,000 offices in 106 countries compared with 74,631 and 59,932 as of December 31, 2005 and 2004, respectively. Including all employees of associated undertakings, this figure is approximately 98,000 (2005: 92,000, 2004: 84,000). As at 30 April 2007, the Group had approximately 81,000 employees and approximately 100,000 employees including associate undertakings. The average number of employees in 2006 was 77,686 compared with 70,936 and 57,788 in 2005 and 2004, respectively, including acquisitions. Their geographical distribution was as follows:

	2006	2005	2004
North America	22,477	21,261	17,271

United Kingdom	8,484	8,007	7,069

Continental Europe	19,935	18,644	14,793

Asia Pacific, Latin America, Africa and Middle East	26,790	23,024	18,655

	77,686	70,936	57,788

Their operating sector distribution was as follows:

Advertising and Media Investment Management	41,030	38,084	29,419

Information, Insight & Consultancy	10,869	10,089	9,482

Public Relations & Public Affairs	6,616	5,901	5,136

Branding & Identity, Healthcare and Specialist Communications	19,171	16,862	13,751

	77,686	70,936	57,788

E. Share Ownership

Directors’ Interests

Ordinary Shares

Directors’ interests in the Company’s share capital, all of which were beneficial, were as follows:

	At 1 Jan 2006 or appointment date	Shares acquired through long-term incentive plan awards in 2006[2]		Movement during 2006 inc. shares purchased in 2006[3]	At 31 Dec 2006 or earlier retirement or resignation	Shares acquired through long-term incentive plan awards in 2007[2]		Other movements since 31 Dec 2006	At 15 May 2007 or earlier retirement or resignation
		Vested	(sold)			Vested	(sold)
C Day	5,240	–	–	–	5,240	–	–	–	5,240

E Dyson	35,000	–	–	–	35,000	–	–	–	35,000

O Gadiesh	–	–	–	–	–	–	–	–	–

D Komansky	10,000	–	–	–	10,000	–	–	–	10,000

P Lader	11,950	–	–	–	11,950	–	–	–	11,950

C Mackenzie	30,000	–	–	–	30,000	–	–	–	30,000

S W Morten	20,000	–	–	–	20,000	–	–	–	20,000

K Naganuma[6]	–	–	–	–	–	–	–	–	–

L Olayan	–	–	–	–	–	–	–	–	–

H Paster[3,4,5,7]	418,004	–	–	(171,367)	246,637	N/A	N/A	N/A	N/A

J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000

M Read[3,5,7]	3,000	5,664	–	14,406	23,070	8,746	(3,594)	–	28,222

P W G Richardson[3,5,7,8]	226,176	4,402	(4,402)	(38,000)	188,176	52,454	(26,280)	–	214,350

J Rosen	–	–	–	5,000	5,000	–	–	–	5,000

P Spencer	10,000	–	–	–	10,000	–	–	–	10,000

Sir Martin Sorrell[3,5,7,9]	13,633,028	11,373	–	–	13,644,401	97,914	–	–	13,742,315

Notes

[1]	Save as disclosed above and in the Report of the Compensation Committee, no director had any interest in any contract of significance with the Group during the year.
[2]	Further details of long-term incentive plans are given in Item 6.
[3]

Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2006, the Company’s ESOPs held in total 51,134,155 shares in the Company (2005: 53,297,356 shares).

[4]	Howard Paster retired from the Board in June 2006.
[5]	The above interests do not include the unvested interests of the executive directors in the Performance Share Plan or Restricted Stock Plan.
[6]	K Naganuma is a director of Asatsu-DK, which at 15 May 2007 was interested in 31,295,646 shares representing 2.5% of the issued share capital of the Company.
[7]

In respect of Sir Martin Sorrell, Howard Paster, Paul Richardson and Mark Read the above interests include investment shares committed to the 2004, 2005 and 2006 awards under Renewed LEAP but do not include matching shares, if any.

[8]	Paul Richardson sold 38,000 shares on 24 April 2006 at a price of £7.01 per share to finance personal commitments.
[9]

Included for Sir Martin Sorrell are 4,691,392 shares in respect of the Capital Investment Plan part of which vested in September 2004 and in respect of which 987,742 shares are vested but have not yet been exercised and Sir Martin Sorrell deferred a further 2,649,208 shares until 1 October 2008, which are the shares comprised in the UK and US Deferred Stock Unit Agreements.

Option Awards held by executive directors in the year ended 31 December 2006

	Grant/ Award Date	Exercise price	At 1 Jan 2006 (no. of shares)	Granted (lapsed) 2006 (no. of shares)	Exercised 2006 (no. of shares)	Share price on exercise	Value on exercise (£)	At 31 Dec 2006 (no. of shares)	Share /ADR price 29 Dec 2006[1]	Percent- age of maximum vesting potential	Exercised 2007 (no. of shares)	Share price on exercise	Value on exercise (£)
H Paster[3,4]	Jun 1996	214.00p	10,688	–	10,688	671p	48,844	–	690.5p	100%	–	–	–
	Sep 1997	283.50p	83,499	–	83,499	671p	323,559	–	690.5p	100%	–	–	–
	Sep 1998	293.00p	77,180	–	77,180	677p	296,372	–	690.5p	100%	–	–	–
	Sep 1999	$46.4750[2]	11,834	–	–	–	–	11,834	$67.78	100%	N/A	N/A	N/A
	Sep 2000	$63.2625[2]	8,694	–	–	–	–	8,694	$67.78	100%	N/A	N/A	N/A
	Sep 2001	$35.3800[2]	16,959	–	–	–	–	16,959	$67.78	100%	N/A	N/A	N/A
	Sep 2002	$33.2000[2]	18,072	–	–	–	–	18,072	$67.78	100%	N/A	N/A	N/A
M Read[3]	Nov 2003	559.50p	10,615	–	–	–	–	10,615	690.5p	100%	–	–	–
	Oct 2004	553.50p	9,879	–	–	–	–	9,879	690.5p	100%	–	–

Notes

[1]	Share price 12-month high/low; 706.50p/609.00p; $67.90/$53.72.
[2]	Where $ is used in the above table, the awards to the relevant director are in respect of American Depositary Receipts (ADRs).
[3]	All option awards were granted prior to becoming an executive director.
[4]	Howard Paster retired from the Board in June 2006.

ESA and Restricted Stock Awards held by executive directors in the year ended 31 December 20061,4

	Award date		No. of shares awarded	Vesting date	Share price on vesting	Value on vesting (£)
M Sorrell[4]	24 February 2006	[2]	119,505	6 March 2008	–	–
P Richardson	24 February 2006	[2]	67,390	6 March 2008	–	–
H Paster	24 February 2006	[2]	55,390	6 March 2008	–	–
M Read	1 June 2004	[3]	5,515	1 June 2006	658.5p	37,297
	6 March 2005	[3]	19,262	6 March 2008	–	–
	10 March 2005	[3]	4,816	10 March 2007	–	–
	24 February 2006	[2]	32,684	6 March 2008	–	–
	16 March 2005	[5]	3,601	16 March 2010	–	–

[1]	These awards which are made on satisfaction of previous performance conditions are subject to continuous employment until the vesting date.
[2]	Grants made in relation to 2005 ESA award.
[3]	Grants prior to becoming a Board Member.
[4]	Grants made in relation to 2006 ESA award were made on 23 February 2007.
[5]	Grant made in relation to the annual bonus deferral plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	Months Ending 31 May
		2007		2006		2005
MFS Investment Management	4.8%	58,865,231	*	*	*	*
Legal & General	4.4%	55,108,806	4.2%	51,683,257	3.3%	42,132,978
WPP ESOPs	4.2%	51,134,155	4.1%	50,597,811	4.0%	50,432,167
Legg Mason	*	*	4.0%	49,737,600	4.1%	52,282,669
Barclays	*	*	3.1%	38,850,782	3.0%	38,115,057
AIM Management	*	*	3.1%	38,148,881	*	*
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

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

The number of outstanding ordinary shares at 31 December 2006 was 1,240,605,187 which includes the underlying ordinary shares represented by 20,706,642 ADSs. 233 share owners of record of WPP ordinary shares were US residents at 31 December 2006.

The geographic distribution of our share ownership as of 31 December 2006 is presented below:

United Kingdom	40%
United States	46%
Asia Pacific, Latin America, Africa & Middle East and Continental Europe	14%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material in 2006, 2005 and 2004.

In the year ended 31 December 2006, the Group paid costs of £0.3 million in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. At the date of authorisation of these financial statements, further costs of £0.5 million have been incurred net of settlement monies. These costs were authorised by the Board as an integral part of broader legal actions, some of which are ongoing, to protect the commercial interests of the Group.

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

Dividend distribution policy

The Group continues to increase dividends. The profit before tax for the year was £682.0 million (2005: £592.0 million, 2004: £434.4 million). The directors of the Company recommended a final dividend of 7.61p (2005: 6.34p, 2004: 5.28p) per share to be paid on 9 July 2007 to share owners on the register at 8 June 2007 which, together with the interim ordinary dividend of 3.60p (2005: 3.00p, 2004: 2.50p) per share paid on 13 November 2006, makes a total of 11.21p for the year (2005: 9.34p, 2004: 7.78p), an increase of 20%.

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

	£ per Ordinary Share
	High	Low
2002	8.11	3.91

2003	5.96	3.20

2004	6.43	4.70

2005
First Quarter	6.26	5.50

Second Quarter	6.23	5.60

Third Quarter	6.08	5.61

Fourth Quarter	6.31	5.35

2006
First Quarter	6.99	6.18

Second Quarter	7.07	6.21

Third Quarter	6.67	6.09

December	6.93	6.67

Fourth Quarter	6.93	6.52

2007
January	7.50	6.92

February	7.80	7.39

March	7.89	7.33

First Quarter	7.89	6.92

April	7.83	7.46

May	7.47	7.69

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2002	58.50	30.16
2003	49.93	26.74
2004	59.50	42.39
2005
First Quarter	60.05	51.27
Second Quarter	58.52	51.05
Third Quarter	54.07	50.05
Fourth Quarter	55.30	47.34
2006
First Quarter	60.88	53.72
Second Quarter	64.71	56.56
Third Quarter	62.20	55.65
December	67.90	65.96
Fourth Quarter	67.90	60.49
2007
January	73.68	66.76
February	76.37	72.53
March	77.93	70.24
First Quarter	77.93	66.76
April	78.52	74.26
May	76.16	73.84

The Depositary held 103,533,213 ordinary shares as at 31 December 2006, approximately 8.35% of the outstanding ordinary shares, backing 20,706,642 outstanding ADSs.

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

Taxation of Dividends

United Kingdom Residents. The notional tax credit that will be available for an individual shareholder resident in the United Kingdom will be 1/9th of the dividend. Tax credits are not repayable to UK holders with no tax liability. Individuals whose income is not within the higher income tax band are liable to tax at 10% on the dividend income and the notional tax credit will satisfy their income tax liability on UK dividends. The higher rate of tax on dividend income is 32.5%, which after taking into account the notional tax credit, gives an effective tax rate of 25%.

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

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2006 is estimated to be a net asset of £7.3 million (£0.1 million with respect to interest rate swaps and £7.2 million for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

The Group’s principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.0% of the Group’s gross indebtedness at December 31, 2006 (at $1,089 million, £146 million and €1,482 million) and 98.1% of the Group’s average gross debt during the course of 2006 (at $2,289 million, £301 million and €952 million). Including the effect of interest rate and cross-currency swaps, 87.0% of the year end US dollar net debt is at fixed rates averaging 5.18% for an average period of 120 months; and 5.7% of the euro net debt is at fixed rates averaging 8.85% for an average period of 36 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes.

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its fixed rate borrowings. The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of December 31, 2006:

2006 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	483.9	5.18%	n/a	120
-floating	72.1	n/a	LIBOR	n/a
€ -fixed	56.6	8.85%	n/a	36
-floating	942.0	n/a	LIBOR	n/a
Other	216.9	n/a	LIBOR	n/a
	1,771.5

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2006 the amounts still to be written to income were £5.2 million in respect of US dollar swap terminations, to be written to income evenly until June 2014, and £5.2 million in respect of Euro swap terminations to be written to income evenly until June 2008.

The significant terms of the interest rate swap agreements in place as of December 31, 2006:

2006
€
Notional principal amount	€ 1.0b
Average pay rate	EURIBOR 1.21%
Average receive rate	5.03%
Average term	58 months
Latest maturity date	Dec 2013

The variable rate payable on €200 million of the euro interest rate swaps is based on three-month EURIBOR and on six-month EURIBOR for the remaining €800 million. The three and six-month EURIBOR rates at 31 December 2006 were 3.723% and 3.853%, respectively.

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

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net investments using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The Group is a party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At 31 December 2006 the Group holds forward foreign exchange contracts of 601.1 million Euros, 19.4 million South African Rand and 17.3 million Japanese Yen. The forward exchange rates to sterling that the Group is fixed into are 1.4778, 14.4585, and 216.6987, respectively. The contracts all mature in 2007 and 2008.

These arrangements are designed to address significant exchange exposures and are renewed on a revolving basis as required.

The following table sets forth details on the cross currency swaps as of 31 December 2006, by currency:

	2006	2006	2006	2006	2006	2006	2006	2006
	£/EUR	$/EUR	£/$	£/$	EUR/$	EUR/$	£/Yen	EUR/£
Currency principal receivable	£110.3m	$278.3m	£52.7m	£135.0m	€55.2m	€50.0m	£47.94m	€60.8m
Currency principal payable	€170m	€228m	$75m	$260m	$66.29m	$66.2m	JPY 9,000.0m	£41.6m
Currency rate receivable	4.89%	5.88%	3.43%	5.15%	3.40%	2.82%	3.43%	3.42%
Currency rate payable	3m EURIBOR -0.61%	3m EURIBOR +0.96%	3m LIBOR -2.07%	Fixed 3.92%	6m LIBOR +0.06%	Fixed 4.12%	6m LIBOR —	3m LIBOR +0.01%

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

Non-derivative financial instruments

The book and fair value of our $750 million bonds, €1.25 billion Eurobonds, $150 million convertible bond and £450 million convertible bond at 31 December 2006 was £1,766.4 million and £1,809.3 million, respectively. The fair value is calculated by reference to market prices at 31 December 2006. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see Item 5(B) and note 10 to the financial statements.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2006. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management believes that as of December 31, 2006 our internal control over financial reporting was effective.

Deloitte & Touche LLP, which has audited the consolidated financial statements of the Company for the year ended 31 December 2006, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP’s report is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP Group plc

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that WPP Group plc and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended 31 December 2006 of the Company and our report dated 25 June 2007 expressed an unqualified opinion on those financial statements and includes an explanatory paragraph relating to differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

London, England

25 June 2007

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2006, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The audit committee consisted of Paul Spencer, Bud Morten, Jeffrey Rosen and Esther Dyson at 31 December 2006. Esther Dyson was appointed to the committee in May 2006. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6A Directors, Senior Management and Employees—Directors and Senior Management.

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

London:

Group Communications Director

WPP Group plc

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP Group plc

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

ITEM 16C. Principal Accountant Fees and Services

	2006	2005
	£m	£m
Audit fees	16.1	14.5
Audit related fees[1]	0.4	0.4
Tax fees[2]	3.9	3.6
All other[3]	3.3	3.0

	23.7	21.5

Notes

[1]	Audit related fees include review of the interim financial statements and Form 20-F.
[2]	Tax fees comprise tax advisory and compliance services.
[3]	Other fees comprise further assurance services, including fees for due diligence and transition support services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation), taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditory Practices Board and the Sarbanes-Oxley Act. Other categories of work may be undertaken by Deloitte subject to an approvals process that is designed appropriately for different categories and values of proposed work. All work was approved in advance.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

At an Extraordinary General Meeting of the Company on 25 August 2005 a special resolution was passed authorising the Company to make market purchases of its own shares up to a maximum number of 126,473,866 ordinary shares. This authority expired at the conclusion of the Annual General Meeting of the Company on 27 June 2006 and was replaced by a new authority to purchase up to a maximum number of 125,022,397 ordinary shares until the conclusion of the Annual General Meeting of the Company in June 2007. Purchases made in 2006 are described in the table below:

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	34,880	£6.21	34,880	113,218,986
February	1,002,600	£6.63	1,002,600	112,216,386
March	12,141,860	£6.82	12,141,860	100,074,526
April	1,745,583	£6.87	1,745,583	98,328,943
May	6,146,380	£6.68	6,146,380	92,182,563
June	3,144,933	£6.37	3,144,933	124,822,397
July	34,225	£6.39	34,225	124,788,172
August	3,855,725	£6.37	3,855,725	120,932,447
September	5,472,656	£6.40	5,472,656	115,459,791
October	775,000	£6.65	775,000	114,684,791
November	2,693,562	£6.67	2,693,562	111,991,229
December	1,827,722	£6.81	1,827,722	110,163,507
Total	38,875,126	£6.64	38,875,126

ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP Group plc as at 31 December 2006, 2005 and 2004 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP Group plc (incorporated herein by reference to Exhibit 1 of the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on 10 November 2005).

2.1	Deposit Agreement dated as of 27 October 2005 among WPP 2005 plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.2	Indenture dated as of 15 July 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.3	Forms of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on 8 July 1998 (File No. 333-9058)).

2.4	Agreement of Registrant to file, if requested by Securities and Exchange Commission, instruments relating to 5.125% Bonds due June 2004 and 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

2.5	U.S. $1,600,000,000 Revolving Credit Facility Agreement, dated 23 August 2005 among WPP Group plc, WPP Finance Co. Limited, WPP Group U.S. Finance Corp., Citibank International plc, Citibank, N.A. and the Lenders referred to therein (incorporated herein by reference to Exhibit 2.6 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.6	Form of Supplemental Indenture, dated as of 30 December 2003, among WPP Finance (USA) Corporation, WPP Group plc and Deutsche Bank Trust Company (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

2.7	Form of Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (USA) Corporation, WPP 2005 Limited, WPP Group plc and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

Exhibit No.	Exhibit Title

2.8	Form of Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.9	Form of First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.10	Form of Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.11	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.10).

2.12	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.10).

2.13	Form of Letter Agreement, dated as of 7 March 2005, between WPP Group plc and Citibank, N.A., as Depositary, supplementing the Amended and Restated Deposit Agreement by and among WPP Group plc, Citibank, N.A. and all holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

2.14	Indenture, dated 28 October 2003, between Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, including the form of 5.0% Contingent Convertible Subordinated Debenture due 2033 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed by Grey Global Group Inc. on 26 January 2004 (File No. 333-112208)).

2.15	Form of First Supplemental Indenture, dated as of 28 February 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Grey on 1 March 2005 (File No. 000-07898)).

2.16	Form of Second Supplemental Indenture, dated as of 28 February 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K filed by Grey on 28 February 2005 (File No. 000-07898)).

2.17	Form of Third Supplemental Indenture, dated as of 21 October 2005, among WPP Group plc, WPP 2005 plc, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 99.1 of the Report on Form 6-K filed with the Securities and Exchange Commission on 16 February 2006).

Exhibit No.	Exhibit Title

2.18	Form of Fourth Supplemental Indenture, dated as of 29 December 2005, among WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 99.2 of the Report on Form 6-K filed with the Securities and Exchange Commission on 16 February, 2006).

2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to 4.375% Bonds due 5 December 2013.*

2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to 6% Bonds due 4 April 2017.*

4.1	Consolidated Revolving Credit Facility Agreement, dated 3 July 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated 4 July 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred to therein (incorporated by reference to Exhibit 1(b) of the Annual Report on Form 20-F filed by the Registrant on 2 July 1999).

4.2	Revolving Credit Facility and Term Out Facility Agreement, dated 7 August 2000 (incorporated herein by reference to Exhibit 99.1 of the Form 6-K filed by the Registrant on 28 August 2000).

4.3	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.4	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.5	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.6	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.7	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.8	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.9	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.10	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

Exhibit No.	Exhibit Title

4.11	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.12	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.13	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.14	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.15	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.16	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.17	Purchase Agreement, dated 16 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, Barclays Capital Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, for themselves and on behalf of the several Initial Purchasers named on Schedule I thereto (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 21 September 2004 (File No. 333-119163)).

4.18	Registration Rights Agreement, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, Barclays Capital Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, for themselves and on behalf of the several Initial Purchasers named in Schedule I to the Purchase Agreement dated 16 June 2004 (incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on 21 September 2004 (File No. 333-119163)).

4.19	Agreement and Plan of Merger, dated as of 11 September 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. and First Amendment to Agreement and Plan of Merger, dated as of 1 December 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. (included as Appendix A to the proxy statement/prospectus filed as part of the Registration Statement on Form F-4 filed by the Registrant on 1 February 2005 (File No. 333-119949)).

4.20	Grey Advertising Inc. 1998 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 17 August 1998 (File No. 000-07898)).

4.21	Grey Global Group Inc. 2003 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 21 August 2003 (File No. 000-07898)).

Exhibit No.	Exhibit Title

4.22	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).

4.23	UK Service Agreement, dated 16 August 2004 and effective 1 April 2005, between WPP Group plc and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.24	USA Service Agreement, dated and effective 16 August 2004, between WPP Group plc and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.25	USA Service Agreement, dated and effective 28 April 2005, between WPP Group plc and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.26	Employment Agreement, dated as of 1 January 2002, by and between WPP Group USA, Inc. and Howard G. Paster (incorporated herein by reference to Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.27	Employment Agreement, dated 9 September 2002, between WPP Group plc and Mark Read (incorporated herein by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.28	The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.29	1999 Leadership Equity Acquisition Plan (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.30	2004 Leadership Equity Acquisition Plan (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.31	WPP Group plc Performance Share Plan (incorporated herein by reference to Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.32	Restricted Stock Plan (incorporated herein by reference to Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.33	The WPP 2005 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.34	The WPP Annual Bonus Deferral Programme (incorporated herein by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.35	2004-2006 Long Term Incentive Plan Participant Guide (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.36	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.42 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

Exhibit No.	Exhibit Title

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive.*

12.2	Certification of Group Finance Director.*

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm.*

*	filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP Group plc

By:	/s/ P W G RICHARDSON
Paul W G Richardson Group Finance Director

25 June 2007

Item 18

WPP GROUP plc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP Group plc

We have audited the accompanying consolidated balance sheets of WPP Group plc and subsidiaries (the “Company”) as of 31 December 2006 and 2005, and the related consolidated income statements, consolidated cash flow statements, consolidated statements of recognised income and expense and consolidated statements of share owners’ funds for each of the three years in the period ended 31 December 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPP Group plc and subsidiaries as of 31 December 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (“IFRS”).

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Reconciliation to US Accounting Principles on pages F-36 to F-75 of the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of 31 December 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 June 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP

London, England

25 June 2007

Our 2006 financial statements

Accounting policies

The consolidated financial statements of WPP Group plc (the Group) for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2006.

The Group’s financial statements are also consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis of preparation

The financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the income statement from the effective date of acquisition or disposal.

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, customer relationships and capitalised computer software not integral to a related item of hardware.

Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition. Goodwill arising on our acquisitions result from the fact our acquisitions are aimed at helping us position our portfolio in the faster-growing functional and geographic areas. These acquisitions complement and give rise to synergies with our existing portfolio of businesses, and bring skilled staff to deliver services to our clients. Goodwill arising on acquisitions before the date of transition to IFRS (1 January 2004) has been retained at the previous UK GAAP amounts subject to being tested for impairment. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

The Group has taken the option as permitted by IFRS 1 to apply IAS 21 (the effects of changes in foreign exchange rates) retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition to IFRS.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cashflows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady or declining growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names acquired as part of acquisitions of business are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group’s commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

•	Brand names – 10-20 years
•	Customer related intangibles – 3-10 years
•	Other proprietary tools – 3-10 years

Other

•	Other (including capitalised computer software) – 3-5 years

Accounting policies (continued)

Contingent consideration

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value the amounts expected to be payable in the future. The resulting interest charge is included within finance costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the assets. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

•	Freehold buildings – 50 years

•	Leasehold land and buildings – over the term of the lease or life of the asset, if shorter

•	Fixtures, fittings and equipment – 3-10 years

•	Computer equipment – 3-5 years

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

On disposal of the security the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year. Impairment losses recognised in profit or loss for equity investments classified as ‘available for sale’ are not subsequently reversed through profit or loss.

Inventory and work in progress

Work in progress is valued at cost or on a percentage of completion basis where appropriate. Cost includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables

Trade receivables are stated net of provisions for bad and doubtful debts.

Financial instruments

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in respect of the year ended 31 December 2004. UK GAAP has continued to be applied to financial instruments in that year. As the Group adopted IAS 32 and IAS 39 with effect from 1 January 2005, the balance sheet was restated at that date in accordance with the requirements of these standards.

The accounting policy under UK GAAP for the year ended 31 December 2004 is disclosed in note 26.

Accounting policies (continued)

The accounting policy under IFRS for the years ended 31 December 2006 and 2005 is as follows:

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

Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 26 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

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

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within finance costs in the income statement.

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

The income statement charge for the finance cost will be spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Accounting policies (continued)

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

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

Information, Insight & Consultancy

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is always subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

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

Accounting policies (continued)

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

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution schemes, contributions are charged to the income statement as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense.

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

Recognition of a surplus in the defined benefit schemes is limited to the total of any cumulative unrecognised net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in future contributions to the plan.

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

Operating leases

Operating lease rentals are charged to the income statement on a straight-line basis over the lease

Accounting policies (continued)

term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

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

The fair value determined at the grant date is recognised in the income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7 Financial instruments: Disclosures.

IFRS 8 Operating Segments.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies IFRIC 8 Scope of IFRS 2.

IFRIC 9 Reassessment of Embedded Derivatives.

IFRIC 10 Interim Financial Reporting and Impairment.

IFRIC 11 IFRS 2: Group and Treasury Transactions.

IFRIC 12: Service Concession Arrangements.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

Critical accounting judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group’s accounting policies. The most significant areas where such judgements have been necessary are goodwill, acquisition reserves and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the appropriate note in these financial statements.

Consolidated income statements

For the year ended 31 December 2006, 2005 and 2004

	Notes	2006 £m	2005 £m	2004 £m
Revenue	2	5,907.8	5,373.7	4,299.5
Direct costs		(296.8)	(241.0)	(225.1)
Gross profit		5,611.0	5,132.7	4,074.4
Operating costs	3	(4,869.4)	(4,479.9)	(3,598.9)
Operating profit	2	741.6	652.8	475.5
Share of results of associates	4	41.1	33.9	29.5
Profit before interest and taxation		782.7	686.7	505.0
Finance income	6	111.0	87.6	77.7
Finance costs	6	(211.7)	(182.3)	(148.3)
Profit before taxation		682.0	592.0	434.4
Taxation	7	(199.4)	(194.0)	(135.0)
Profit for the year		482.6	398.0	299.4

Attributable to:
Equity holders of the parent		435.8	363.9	273.0
Minority interests		46.8	34.1	26.4
		482.6	398.0	299.4

Earnings per share[1]	9
Basic earnings per ordinary share		36.3p	30.3p	24.0p
Diluted earnings per ordinary share		35.2p	29.7p	23.4p

The accompanying notes form an integral part of these consolidated income statements.

Notes

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated cash flow statements

For the year ended 31 December 2006, 2005 and 2004

	Notes	2006 £m	2005 £m	2004 £m
Net cash inflow from operating activities	11	661.4	837.5	556.4
Investing activities
Acquisitions and disposals	11	(215.6)	(507.7)	(208.9)
Purchases of property, plant and equipment		(167.8)	(160.5)	(89.7)
Purchases of other intangible assets (including capitalised computer software)		(16.7)	(10.8)	(5.9)
Proceeds on disposal of property, plant and equipment		22.4	6.7	9.3
Net cash outflow from investing activities		(377.7)	(672.3)	(295.2)
Financing activities
Share option proceeds		70.9	20.3	17.9
Share repurchases and buy-backs	11	(257.7)	(152.3)	(88.7)
Net increase/(decrease) in borrowings	11	382.1	(595.2)	128.6
Financing and share issue costs		(3.7)	(2.2)	(5.0)
Equity dividends paid		(118.9)	(100.2)	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings		(28.8)	(24.0)	(22.5)
Net cash inflow/(outflow) from financing activities		43.9	(853.6)	(51.4)
Net increase/(decrease) in cash and cash equivalents		327.6	(688.4)	209.8
Translation differences		(50.3)	85.0	(44.6)
Cash and cash equivalents at beginning of year		679.6	1,283.0	1,117.8
Cash and cash equivalents at end of year	11	956.9	679.6	1,283.0

Note

The accompanying notes form an integral part of these consolidated cash flow statements.

Consolidated statements of recognised income and expense

For the year ended 31 December 2006, 2005 and 2004

	£2006 m	£2005 m	£2004 m
Profit for the year	482.6	398.0	299.4
Exchange adjustments on foreign currency net investments	(367.0)	266.1	(102.7)
Revaluation of other investments	9.5	21.0	–
Actuarial gain/(loss) on defined benefit pension schemes	26.0	(16.5)	(18.2)
Deferred tax on defined benefit pension schemes	5.3	3.6	3.3
Net (expense)/income recognised directly in equity	(326.2)	274.2	(117.6)
Total recognised income and expense relating to the year	156.4	672.2	181.8
Attributable to:
Equity holders of the parent	109.6	638.1	155.4
Minority interests	46.8	34.1	26.4
	156.4	672.2	181.8

Note

The accompanying notes form an integral part of these consolidated statements of recognised income and expense.

Consolidated balance sheets

At 31 December 2006, 2005 and 2004

	Notes	2006 £m	2005 £m	2004 £m
Non-current assets
Intangible assets:
Goodwill	13	5,434.5	5,675.2	4,389.7
Other	13	1,115.4	1,260.6	773.6
Property, plant and equipment	14	415.3	423.5	309.8
Interests in associates	15	411.4	509.9	385.5
Other investments	15	136.5	55.3	8.1
Deferred tax assets	16	108.9	130.3	100.2
Trade and other receivables	18	110.3	142.1	59.5
		7,732.3	8,196.9	6,026.4
Current assets
Inventory and work in progress	17	341.5	281.5	220.6
Corporate income tax recoverable		26.5	21.0	24.2
Trade and other receivables	18	4,931.9	4,774.5	2,517.3
Trade receivables within working capital facility:
Gross receivables	19	–	–	545.7
Non-returnable proceeds	19	–	–	(261.0)
		–	–	284.7
Cash and short-term deposits		1,663.7	1,115.2	1,616.0
		6,963.6	6,192.2	4,662.8
Current liabilities
Trade and other payables	20	(6,783.8)	(6,828.4)	(4,515.9)
Corporate income tax payable		(39.6)	(56.5)	(53.1)
Bank overdrafts and loans	22	(1,260.6)	(545.1)	(597.8)
		(8,084.0)	(7,430.0)	(5,166.8)
Net current liabilities		(1,120.4)	(1,237.8)	(504.0)
Total assets less current liabilities		6,611.9	6,959.1	5,522.4
Non-current liabilities
Bonds and bank loans	22	(1,217.7)	(1,374.1)	(1,318.6)
Trade and other payables	21	(331.9)	(330.2)	(246.0)
Corporate income tax liability		(383.7)	(372.8)	(290.6)
Deferred tax liabilities	16	(467.8)	(533.1)	(312.3)
Provision for post-employment benefits	25	(187.6)	(231.4)	(202.3)
Provisions for liabilities and charges	23	(104.8)	(131.7)	(86.9)
		(2,693.5)	(2,973.3)	(2,456.7)
Net assets		3,918.4	3,985.8	3,065.7
Equity
Called-up share capital	27, 28	124.1	125.3	118.5
Share premium account	28	74.9	2.1	1,002.2
Shares to be issued	28	7.5	37.2	49.9
Merger reserve	28	(1,370.0)	(1,388.1)	2,920.6
Other reserves	28	(170.1)	167.3	(90.6)
Own shares	28	(288.5)	(292.9)	(277.7)
Retained earnings	28	5,449.0	5,253.6	(711.8)
Equity share owners’ funds		3,826.9	3,904.5	3,011.1
Minority interests		91.5	81.3	54.6
Total equity		3,918.4	3,985.8	3,065.7

The accompanying notes form an integral part of these consolidated balance sheets.

Consolidated statements of share owners’ funds

For the years ended 31 December 2006, 2005 and 2004

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own[1] Shares £m	Retained earnings £m	Total £m
Balance at 1 January 2004	118.7	955.3	130.0	2,921.0	2.1	(307.8)	(829.1)	2,990.2
Ordinary shares issued	1.1	46.9	(23.1)	10.2	–	–	(2.3)[2]	32.8
Share issue/cancellation costs	–	–	–	(0.3)	–	–	(0.5)	(0.8)
Share cancellations	(1.3)	–	–	–	1.3	–	(73.6)	(73.6)
Exchange adjustments on foreign currency net investments	–	–	–	–	(102.7)	–	–	(102.7)
Net profit for the year	–	–	–	–	–	–	273.0	273.0
Dividends paid	–	–	–	–	–	–	(81.6)	(81.6)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	58.8	58.8
Tax benefit of share-based payments	–	–	–	–	8.7	–	–	8.7
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	30.1	(45.0)	(14.9)
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(18.2)	(18.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.3	3.3
Transfer to goodwill	–	–	(57.0)	(10.3)	–	–	–	(67.3)
Other movements	–	–	–	–	–	–	3.4	3.4
Balance at 31 December 2004	118.5	1,002.2	49.9	2,920.6	(90.6)	(277.7)	(711.8)	3,011.1
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	–	–	–	–	30.8	–	(92.9)	(62.1)
Reclassification due to Group reconstruction	5,843.4	(1,037.9)	–	(4,800.5)	(5.0)	–	–	–
Capital reduction to 10p per ordinary share	(5,843.4)	–	–	–	–	–	5,843.4	–
Ordinary shares issued in respect of acquisitions	7.8	0.7	19.7	478.2	–	–	–	506.4
Other ordinary shares issued	1.2	37.3	(32.4)	21.8	–	–	(9.6)[2]	18.3
Share issue/cancellation costs	–	(0.2)	–	(3.2)	–	–	(0.2)	(3.6)
Share cancellations	(2.1)	–	–	–	2.1	–	(123.3)	(123.3)
Exchange adjustments on foreign currency net investments	–	–	–	–	266.1	–	–	266.1
Net profit for the year	–	–	–	–	–	–	363.9	363.9
Dividends paid	–	–	–	–	–	–	(100.2)	(100.2)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	68.6	68.6
Tax benefit of share-based payments	–	–	–	–	–	–	12.9	12.9
Net additions of own shares by ESOP Trusts	–	–	–	–	–	(15.2)	(13.8)	(29.0)
Actuarial loss on defined benefit pension schemes	–	–	–	–	–	–	(16.5)	(16.5)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	3.6	3.6
Transfer to goodwill	(0.1)	–	–	(5.0)	–	–	–	(5.1)
Revaluation of other investments	–	–	–	–	21.0	–	–	21.0
Recognition of financial instruments during the year	–	–	–	–	(27.6)	–	–	(27.6)
Reclassification of equity component of convertible bond redeemed during the year	–	–	–	–	(29.5)	–	29.5	–
Balance at 31 December 2005	125.3	2.1	37.2	(1,388.1)	167.3	(292.9)	5,253.6	3,904.5
Ordinary shares issued	2.1	72.9	(29.7)	18.5	–	–	9.2 [2]	73.0
Share issue/cancellation costs	–	(0.1)	–	(0.4)	–	–	(1.2)	(1.7)
Share cancellations	(3.3)	–	–	–	3.3	–	(218.8)	(218.8)
Exchange adjustments on foreign currency net investments	–	–	–	–	(367.0)	–	–	(367.0)
Net profit for the year	–	–	–	–	–	–	435.8	435.8
Dividends paid	–	–	–	–	–	–	(118.9)	(118.9)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.9	70.9
Tax benefit of share-based payments	–	–	–	–	–	–	32.3	32.3
Net additions of own shares by ESOP Trusts	–	–	–	–	–	4.4	(43.3)	(38.9)
Actuarial gain on defined benefit pension schemes	–	–	–	–	–	–	26.0	26.0
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	5.3	5.3
Revaluation of other investments	–	–	–	–	9.5	–	–	9.5
Recognition of financial instruments during the year	–	–	–	–	16.8	–	(1.9)	14.9
Balance at 31 December 2006	124.1	74.9	7.5	(1,370.0)	(170.1)	(288.5)	5,449.0	3,826.9

The accompanying notes form an integral part of these consolidated statements of share owners’ funds.

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

The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2006 was 51,134,155 (2005: 53,297,356, 2004: 51,657,256) and £353.1 million (2005: £335.2 million, 2004: £296.0 million) respectively.

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

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out on pages F-2 – F-7.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

For management purposes, the Group is currently organised into four operating segments – Advertising and Media Investment Management; Information, Insight & Consultancy; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. These disciplines are the basis on which the Group reports its primary information. The Group’s operations are located in North America; the UK; Continental Europe; and Asia Pacific, Latin America, Africa & Middle East and the Group’s performance has historically been linked with the economic performance of these regions. These geographic divisions are the basis on which the Group reports its secondary information.

Performance of the Group’s businesses is reviewed by management based on Profit before interest and taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates (“Headline PBIT”). These amounts are presented below by segment for each of the three years ended 31 December 2006, 2005 and 2004, respectively.

Operating sectors

Segment information about these businesses is presented below:

	Revenue[1]	Operating profit	Share of result of associates	Profit before interest and taxation	Finance income	Finance costs	Profit before taxation	Taxation	Profit for the year
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2006
Advertising and Media
Investment Management	2,806.9	365.2	21.9	387.1
Information, Insight & Consultancy	892.9	89.0	1.9	90.9
Public Relations & Public Affairs	595.7	83.5	3.2	86.7
Branding & Identity, Healthcare and Specialist Communications	1,612.3	203.9	14.1	218.0
	5,907.8	741.6	41.1	782.7	111.0	(211.7)	682.0	(199.4)	482.6
2005
Advertising and Media
Investment Management	2,606.4	334.0	16.1	350.1
Information, Insight & Consultancy	810.4	69.4	6.9	76.3
Public Relations & Public Affairs	534.4	72.1	2.1	74.2
Branding & Identity, Healthcare and Specialist Communications	1,422.5	177.3	8.8	186.1
	5,373.7	652.8	33.9	686.7	87.6	(182.3)	592.0	(194.0)	398.0
2004
Advertising and Media
Investment Management	1,985.3	264.4	18.2	282.6
Information, Insight & Consultancy	744.8	63.8	5.0	68.8
Public Relations & Public Affairs	445.2	39.4	1.3	40.7
Branding & Identity, Healthcare and Specialist Communications	1,124.2	107.9	5.0	112.9
	4,299.5	475.5	29.5	505.0	77.7	(148.3)	434.4	(135.0)	299.4

Note

[1]	Intersegment sales have not been separately disclosed as they are not material.

	Headline PBIT[1]	Headline PBIT margin %	Headline PBIT[1]	Headline PBIT margin %	Headline PBIT[1]	Headline PBIT margin %
	2006 £m	2006	2005 £m	2005	2004 £m	2004
Advertising and Media Investment Management	443.7	15.8	402.7	15.5	295.0	14.9
Information, Insight & Consultancy	98.7	11.1	83.4	10.3	66.1	8.9
Public Relations & Public Affairs	89.5	15.0	75.3	14.1	58.4	13.1
Branding & Identity, Healthcare and Specialist Communications	227.1	14.1	193.4	13.6	140.7	12.5
	859.0	14.5	754.8	14.0	560.2	13.0

Note

[1]	See note 32 for reconciliation of Headline PBIT to PBIT.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Goodwill additions	Acquired intangibles additions	Capital additions[1]	Depreciation and amortisation	Goodwill impairment & write-downs	Interest in associates
	£m	£m	£m	£m	£m	£m	£m
2006
Advertising and Media Investment Management	43.7	60.9	4.5	105.8	114.3	28.7	257.1
Information, Insight & Consultancy	7.7	12.9	0.4	19.5	17.2	5.6	83.1
Public Relations & Public Affairs	4.7	55.5	6.0	15.1	13.8	0.9	18.7
Branding & Identity, Healthcare and Specialist Communications	14.8	78.3	9.4	44.1	40.6	9.1	52.5
	70.9	207.6	20.3	184.5	185.9	44.3	411.4
2005
Advertising and Media Investment Management	40.0	856.4	250.6	96.8	85.5	35.6	294.0
Information, Insight & Consultancy	8.6	20.7	2.4	17.6	17.8	7.1	96.8
Public Relations & Public Affairs	4.3	45.7	15.4	20.1	12.1	0.4	18.2
Branding & Identity, Healthcare and Specialist Communications	15.7	205.3	86.1	36.8	32.0	4.0	100.9
	68.6	1,128.1	354.5	171.3	147.4	47.1	509.9
2004
Advertising and Media Investment Management	30.1	8.0	–	48.5	49.3	20.7	260.5
Information, Insight & Consultancy	8.9	155.8	7.0	18.2	18.6	3.8	17.2
Public Relations & Public Affairs	5.1	34.7	–	11.9	10.3	17.8	14.3
Branding & Identity, Healthcare and Specialist Communications	14.7	4.9	–	23.4	25.2	10.9	93.5
	58.8	203.4	7.0	102.0	103.4	53.2	385.5

Note

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

	Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2006
Advertising and Media Investment Management	7,861.4			(5,912.7)
Information, Insight & Consultancy	919.1			(373.9)
Public Relations & Public Affairs	1,209.9			(246.3)
Branding & Identity, Healthcare and Specialist Communications	2,906.5			(875.2)
	12,896.9	1,799.0	14,695.9	(7,408.1)	(3,369.4)	(10,777.5)
2005
Advertising and Media Investment Management	9,829.6			(5,949.9)
Information, Insight & Consultancy	946.6			(401.1)
Public Relations & Public Affairs	623.9			(249.5)
Branding & Identity, Healthcare and Specialist Communications	1,722.5			(921.2)
	13,122.6	1,266.5	14,389.1	(7,521.7)	(2,881.6)	(10,403.3)
2004
Advertising and Media Investment Management	6,732.7			(3,864.4)
Information, Insight & Consultancy	702.3			(363.8)
Public Relations & Public Affairs	433.7			(179.6)
Branding & Identity, Healthcare and Specialist Communications	1,080.1			(643.3)
	8,948.8	1,740.4	10,689.2	(5,051.1)	(2,572.4)	(7,623.5)

Note

[1]

Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2006 £m		2005 £m		2004 £m
Revenue[1]
North America		2,291.1		2,106.9		1,651.9
UK		856.3		808.1		728.5
Continental Europe		1,532.9		1,410.3		1,134.8
Asia Pacific, Latin America, Africa & Middle East		1,227.5		1,048.4		784.3
		5,907.8		5,373.7		4,299.5

Headline PBIT[2]	Margin		Margin		Margin
North America	17.0%	389.0	16.6%	350.1	15.2%	251.2
UK	11.4%	97.9	10.5%	84.6	10.4%	75.7
Continental Europe	12.7%	194.3	12.5%	176.1	11.3%	128.1
Asia Pacific, Latin America, Africa & Middle East	14.5%	177.8	13.7%	144.0	13.4%	105.2
	14.5%	859.0	14.0%	754.8	13.0%	560.2
Segment Assets
North America		4,536.0		5,116.5		3,999.6
UK		1,693.8		1,357.3		1,421.9
Continental Europe		3,946.0		4,091.2		1,976.9
Asia Pacific, Latin America, Africa & Middle East		2,721.1		2,557.6		1,550.4
		12,896.9		13,122.6		8,948.8
Capital additions[3]
North America		90.1		80.5		34.4
UK		29.4		28.7		24.3
Continental Europe		28.7		31.1		21.3
Asia Pacific, Latin America, Africa & Middle East		36.3		31.0		22.0
		184.5		171.3		102.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 32 for reconciliation of Headline PBIT to PBIT.
[3]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

3. Operating costs

	2006 £m	2005 £m	2004 £m
Total staff costs (note 5)	3,474.4	3,186.3	2,531.3
Establishment costs	419.1	387.6	327.6
Other operating costs (net)	975.9	906.0	740.0
Total operating costs	4,869.4	4,479.9	3,598.9
Operating costs include:
Goodwill impairment	35.5	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 13)[1]	8.8	1.1	12.6
Amortisation and impairment of acquired intangible assets (note 13)	43.3	25.3	–
Amortisation of other intangible assets (note 13)	13.5	10.7	6.7
Depreciation of property, plant and equipment (note 14)	129.1	111.4	96.7
(Gains)/losses on sale of property, plant and equipment	(3.7)	1.1	1.9
Gains on disposal of investments	(7.3)	(4.3)	(3.0)
Investment write-downs	–	–	5.0
Net foreign exchange losses	5.0	0.8	1.8
Operating lease rentals:
Land and buildings	251.7	237.8	205.1
Plant and machinery	30.4	34.8	37.5
	282.1	272.6	242.6

Notes

[1]

The goodwill write-down in relation to the utilisation of pre-acquisition tax losses is due to the better than expected performance of certain acquisitions in the year. This enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

In 2006, operating profit includes credits totalling £10.6 million (2005: £10.1 million, 2004: £14.0 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2005. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 ‘Business combinations’, are given in note 29.

All of the operating costs of the Group are related to administrative expenses.

Auditors’ remuneration:

	2006 £m	2005 £m	2004 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.7	1.9	1.4
The audit of the Company’s subsidiaries pursuant to legislation	10.8	10.0	6.7
	12.5	11.9	8.1
Other services pursuant to legislation	4.0	3.0	4.1
Fees payable to the auditors pursuant to legislation	16.5	14.9	12.2
Tax advisory services	2.8	2.6	2.7
Tax compliance services	1.1	1.0	0.7
	3.9	3.6	3.4
Corporate finance services	–	0.2	0.9
Remuneration services	–	–	0.6
Other services	3.3	2.8	2.8
Total non-audit fees	7.2	6.6	7.7
Total fees	23.7	21.5	19.9

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Minimum committed annual rentals

Amounts payable in 2007 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
In respect of operating leases which expire:
– within one year	6.9	7.0	6.9	30.8	20.6	24.0
– within two to five years	13.5	17.9	19.3	95.5	94.5	74.0
– after five years	1.8	1.8	1.5	75.8	90.0	75.9
	22.2	26.7	27.7	202.1	205.1	173.9

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2006 are as follows:

	Minimum rental payments	Less sub-let rentals	Net payment
	£m	£m	£m
Year ending 31 December
2007	224.3	(20.4)	203.9
2008	179.0	(19.4)	159.6
2009	148.4	(17.3)	131.1
2010	111.5	(15.7)	95.8
2011	97.4	(12.8)	84.6
Later years	344.8	(29.6)	315.2
	1,105.4	(115.2)	990.2

4. Share of results of associates

Share of results of associates include:

	2006 £m	2005 £m	2004 £m
Share of profit before interest and taxation	61.4	54.0	48.1
Share of exceptional gains	4.0	–	–
Share of interest and minority interest	0.9	(0.9)	(0.7)
Share of taxation	(25.2)	(19.2)	(17.9)
	41.1	33.9	29.5

Share of exceptional gains of £4.0 million in the year ended 31 December 2006 represents the Group’s share of negative goodwill recognised in the income statements of its associate undertakings during the year.

5. Our people

Our staff numbers averaged 77,686 against 70,936 in 2005 and 57,788 in 2004, including acquisitions. Their geographical distribution was as follows:

	2006	2005	2004
North America	22,477	21,261	17,271
UK	8,484	8,007	7,069
Continental Europe	19,935	18,644	14,793
Asia Pacific, Latin America, Africa & Middle East	26,790	23,024	18,655
	77,686	70,936	57,788

Their operating sector distribution was as follows:

	2006	2005	2004
Advertising and Media Investment Management	41,030	38,084	29,419
Information, Insight & Consultancy	10,869	10,089	9,482
Public Relations & Public Affairs	6,616	5,901	5,136
Branding & Identity, Healthcare and Specialist Communications	19,171	16,862	13,751
	77,686	70,936	57,788

5. Our people (continued)

At the end of 2006 staff numbers were 79,352 (2005: 74,631, 2004: 59,932). Including all employees of associated undertakings, this figure was approximately 98,000 at 31 December 2006 (2005: 92,000, 2004: 84,000) and approximately 100,000 at 30 April 2007.

Total staff costs were made up as follows:

	2006 £m	2005 £m	2004 £m
Wages and salaries	2,385.8	2,182.1	1,718.4
Cash-based incentive plans	176.0	159.0	130.7
Share-based incentive plans (note 24)	70.9	68.6	58.8
Social security costs	281.7	267.3	210.0
Other pension costs (note 25)	81.7	75.6	64.4
Other staff costs	478.3	433.7	349.0
	3,474.4	3,186.3	2,531.3
Staff cost to revenue ratio	58.8%	59.3%	58.9%

6. Finance income and finance costs

Finance income includes:

	2006 £m	2005 £m	2004 £m
Expected return on pension scheme assets	25.2	24.2	21.3
Investment income	5.7	5.6	–
Interest income	80.1	57.8	56.4
	111.0	87.6	77.7

Finance costs include:

	2006 £m	2005 £m	2004 £m
Interest on pension scheme liabilities	32.4	32.0	30.8
Interest payable and similar charges[1]	171.3	141.4	117.5
Finance charges (excluding revaluation of financial instruments)	203.7	173.4	148.3
Revaluation of financial instruments	8.0	8.9	–
	211.7	182.3	148.3

Note

[1]

The charges for the years ended 31 December 2006 includes an expense of £13.8 million (2005: £13.8 million) arising from the change in accounting for the Group’s convertible bonds following the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ on 1 January 2005. 2004 comparatives have not been restated as permitted by IFRS 1. This approach also applies to the initial recognition and subsequent re-measurement of the fair value of other financial instruments shown below. UK GAAP has continued to be applied in accounting for financial instruments in 2004.

The following are included in the revaluation of financial instruments shown above:

	2006 £m	2005 £m	2004 £m
Movements in fair value of treasury instruments	3.3	3.0	–
Revaluation of put options over minority interests (notes 20 and 21 )	4.7	5.8	–
Other	–	0.1	–
	8.0	8.9	–

Interest payable on the Group’s borrowings, other than the bonds, is payable at a margin of between 0.06% and 0.275% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $750 million of US dollar bonds at a weighted average interest rate of 6.01% (prior to any interest rate swaps or cross-currency swaps), €1,250 million of Eurobonds at 5.22% (prior to any interest rate or currency swaps) and £450 million of convertible bonds at 3.0% (including redemption premium and issue cost accrual and prior to any interest rate or currency swaps).

Notes to the consolidated financial statements (continued)

6. Finance income and finance costs (continued)

Average borrowings under the Syndicated Revolving Credit Facilities (note 10) amounted to $690 million at an average interest rate of 5.16% inclusive of margin.

Average borrowings under the US$ Commercial Paper Program (note 10) amounted to $799 million at an average interest rate of 5.36% inclusive of margin.

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2006 £m	2005 £m	2004 £m
Current tax
UK corporation tax at 30%:
Current year	36.6	32.9	22.5
Prior years	(44.9)	(24.4)	–
	(8.3)	8.5	22.5
Foreign tax:
Current year	216.9	177.3	108.6
Prior years	(7.6)	9.9	9.6
	209.3	187.2	118.2
Total current tax	201.0	195.7	140.7
Deferred tax
Current year	(1.6)	(1.7)	(5.7)
Tax charge	199.4	194.0	135.0

The tax charge for the year can be reconciled to profit before taxation in the income statement as follows:

	2006 £m	2005 £m	2004 £m
Profit before taxation	682.0	592.0	434.4
Tax at the UK corporation tax rate of 30%	204.6	177.6	130.3
Tax effect of share of results of associates	(12.3)	(10.2)	(8.9)
Tax effect of expenses that are not deductible in determining taxable profit	7.4	12.4	1.3
Tax effect of utilisation or recognition of tax losses not previously recognised	(24.3)	(16.8)	(18.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	10.3	18.5	20.0
Unused tax losses carried forward	13.7	12.5	10.6
Tax charge	199.4	194.0	135.0
Effective tax rate on profit before taxation	29.2%	32.8%	31.1%

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2006		2005		2004		2006 £m	2005 £m	2004 £m
Per share	Pence per share
2005 Final dividend paid	6.34	p	5.28	p	4.40	p	76.1	64.1	52.2
2006 Interim dividend paid	3.60	p	3.00	p	2.50	p	42.8	36.2	29.4
	9.94	p	8.28	p	6.90	p	118.9	100.3	81.6

	2006		2005		2004		2006 $ m	2005 $ m	2004 $ m
Per ADR[1]	Cents per ADR
2005 Final dividend paid	57.7¢		48.4¢		36.0¢		138.4	117.5	85.4
2006 Interim dividend paid	33.2	¢	27.3	¢	22.9	¢	78.9	65.8	53.9
	90.9	¢	75.7	¢	58.9	¢	217.3	183.3	139.3
Proposed final dividend for the year ended 31 December 2006:
	2006		2005		2004
Per share	Pence per share
2006 Final dividend proposed[2]	7.61	p	6.34	p	5.28	p

	2006		2005		2004
Per ADR[1]	Cents per ADR
2006 Final dividend proposed[2]	70.1	¢	57.7	¢	48.4	¢

Notes

[1]

These figures have been translated for convenience purposes only, using the approximate average rate for the year. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[2]	The Annual General Meeting to approve the final dividend will be held on 26 June 2007 and therefore the final dividend has not been included as a liability in these financial statements.

The payment of this dividend will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic Reported EPS is as follows:

	2006		2005		2004
Reported earnings[1] (£m)	435.8		363.9		273.0
Average shares used in Basic EPS calculation (m)	1,201.0		1,200.1		1,136.1
Reported EPS	36.3	p	30.3	p	24.0	p

Note

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported EPS is set out below:

	2006		2005		2004
Diluted Reported Earnings (£m)	436.9		363.9		285.2
Average shares used in Diluted EPS calculation (m)	1,242.2		1,224.8		1,219.6
Diluted Reported EPS	35.2	p	29.7	p	23.4	p

Diluted EPS has been calculated based on the Reported Earnings amounts above. For the year ended 31 December 2006, the $150 million Grey convertible bonds were dilutive to earnings while the £450 million convertible bonds were accretive. Earnings for the purposes of this calculation consequently included an additional £1.1 million in 2006. In 2005, both convertibles were accretive to earnings and therefore excluded from the calculation of dilutive earnings. In 2004, the Group’s convertible bonds then in issue were dilutive and earnings were consequently increased by £12.2 million in that year. In addition, at 31 December 2006, options to purchase 7.6 million ordinary shares (2005: 12.0 million, 2004: 18.4 million) were outstanding, but were excluded from the computation of

Notes to the consolidated financial statements (continued)

9. Earnings per share (continued)

diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2006 m	2005 m	2004 m
Average shares used in Basic EPS calculation	1,201.0	1,200.1	1,136.1
Dilutive share options outstanding	14.9	18.6	20.6
Other potentially issuable shares	17.4	6.1	4.6
$150 million Grey convertible bonds	8.9	–	–
$287.5 million convertible bonds	–	–	16.4
£450 million convertible bonds	–	–	41.9
Shares used in Diluted EPS calculation	1,242.2	1,224.8	1,219.6

At 31 December 2006 there were 1,240,605,187 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares			Debt
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m
Analysis of changes in financing
Beginning of year	127.4	1,120.7	1,074.0	1,483.6	1,583.4	1,479.3
Reclassification due to Group reconstruction[1]	–	(1,037.9)	–	–	–	–
Shares issued in respect of acquisitions	–	8.5	–	–	–	–
Other issues of share capital	75.0	38.5	48.0	–	–	–
Share cancellations	(3.3)	(2.1)	(1.3)	–	–	–
Share issue costs paid	(0.1)	(0.2)	–	–	–	–
Transfer to goodwill	–	(0.1)	–	–	–	–
IAS 32 and IAS 39 adjustment at 1 January 2005 (note 12)	–	–	–	–	254.3	–
Net (decrease)/increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	–	382.1	(595.1)	128.6
Debt acquired (net)	–	–	–	–	140.8	9.6
Net amortisation of financing costs included in debt	–	–	–	10.4	7.9	3.8
Other movements	–	–	–	(21.7)	16.2	–
Exchange adjustments	–	–	–	(82.9)	76.1	(37.9)
End of year	199.0	127.4	1,120.7	1,771.5	1,483.6	1,583.4

Note

[1]	Further details on the Group reconstruction in 2005 are given in note 27.

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2006, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £199.0 million (2005: £127.4 million, 2004: £1,120.7 million), further details of which are disclosed in notes 27 and 28.

Debt

USA bond The Group has in issue $100 million of 6.875% bonds due 2008 and $650 million of 5.875% bonds due 2014.

10. Sources of finance (continued)

Eurobond In December 2006, the Group issued €600 million of 4.375% bonds due 2013. The Group also has in issue €650 million of 6.0% bonds due 2008.

Sterling bond In April 2007, the Group issued £400 million of 6% bonds due April 2017.

Revolving Credit Facilities The Group has a $1.6 billion seven year Revolving Credit Facility due August 2012. The Group’s borrowing under this facility, which are drawn down predominantly in US dollars and pounds sterling, averaged $690 million in 2006. The Group had available undrawn committed credit facilities of £817 million at December 2006 (2005: £931 million, 2004: £391 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

In October 2006, the Group established a $1.4 billion US Commercial Paper Program using the Revolving Credit Facility as a backstop. The Group’s borrowings under this facility are drawn down in US dollars and swapped into other currencies as required. The average commercial paper outstanding since the launch of the program was $799 million. There was no US Commercial Paper outstanding at 31 December 2006.

Convertible bonds

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007. At the option of the holder, the bonds are convertible at any time into 41,860,465 WPP ordinary shares at an initial price of £10.75. As the bonds are redeemable at a premium of 5.35% over par, the conversion price increases during the life of the bonds to £11.33 per share into the same number of shares as above. The effective interest rate on the liability component is 7.2%. These bonds were redeemed on their due date of 11 April 2007.

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

The convertible bonds have a nominal value of £526.7 million at 31 December 2006 (2005: £537.3 million, 2004: £600.1 million). In accordance with IAS 32 and IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £561.5 million and the equity component is £68.7 million as at 31 December 2006 (2005: £525.5 million and £68.7 million respectively). 2004 comparatives have not been restated as permitted by IFRS 1 and UK GAAP has continued to be applied in accounting for financial instruments in that year.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2006 to be approximately £538.4 million (2005: £537.0 million). This fair value has been calculated by discounting the future cash flows at the market rate.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The following table is an analysis of debt analysed by year of repayment:

Debt	2006 £m	2005 £m	2004 £m
Within one year	(553.8)	(109.5)	(264.8)
Between one and two years	(486.4)	(446.2)	(2.5)
Between two and three years	–	(463.6)	(453.3)
Between three and four years	–	(58.2)	(510.9)
Between four and five years	–	–	–
Over five years	(731.3)	(406.1)	(351.9)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(1,771.5)	(1,483.6)	(1,583.4)
Short-term overdrafts – within one year	(706.8)	(435.6)	(333.0)
Debt financing	(2,478.3)	(1,919.2)	(1,916.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2006 Currency		£m		Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	483.9		5.18%	n/a	120
	– floating	72.1		n/a	LIBOR	n/a
€	– fixed	56.6		8.85%	n/a	36
	– floating	942.0		n/a	LIBOR	n/a
Other		216.9		n/a	LIBOR	n/a
		1,771.5

2005 Currency		£m		Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	551.5		5.08%	n/a	62
	– floating	43.6		n/a	LIBOR	n/a
£	– fixed	104.1		(2.23%)	n/a	16
	– floating	64.0		n/a	market	n/a
€	– fixed	137.7		8.27%	n/a	32
	– floating	511.5		n/a	LIBOR	n/a
¥	– fixed	44.4		(1.29%)	n/a	16
Other		26.8		n/a	Various	n/a
		1,483.6

2004 Currency		£m		Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	437.2		5.19%	n/a	41
	– floating	363.7	[2]	n/a	LIBOR	n/a
£	– fixed	239.1		1.94%	n/a	28
€	– fixed	176.9		6.00%	n/a	42
	– floating	564.6		n/a	EURIBOR	n/a
¥	– fixed	45.8		(1.29%)	n/a	28
Other		17.1		n/a	Various	n/a
		1,844.4	[2]

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2006 the amounts still to be written to income were £5.2 million in respect of US dollar swap terminations, to be written to income evenly until June 2014, and £5.2 million in respect of Euro swap terminations to be written to income evenly until June 2008.

[2]	Including drawings on working capital facility as described in note 19.

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-9.

Net cash from operating activities:

	2006 £m	2005 £m	2004 £m
Profit for the year	482.6	398.0	299.4
Adjustments for:
Taxation	199.4	194.0	135.0
Finance costs	211.7	182.3	148.3
Finance income	(111.0)	(87.6)	(77.7)
Share of results of associates	(41.1)	(33.9)	(29.5)
Non-cash share-based incentive plans (including share options)	70.9	68.6	58.8
Depreciation of property, plant and equipment	129.1	111.4	96.7
Impairment of goodwill	35.5	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8	1.1	12.6
Amortisation of acquired intangible assets	43.3	25.3	–
Amortisation of other intangible assets	13.5	10.7	6.7
Gains on disposal of investments	(7.3)	(4.3)	(3.0)
(Gains)/losses on sale of property, plant and equipment	(3.7)	1.1	1.9
Amounts written off investments	–	–	5.0
(Increase)/decrease in inventories and work in progress	(83.0)	39.5	40.1
Increase in receivables	(489.1)	(618.5)	(414.6)
Increase in payables – short term	433.4	710.4	339.0
Increase/(decrease) in payables – long term	17.6	(33.8)	29.9
(Decrease)/increase in provisions	(50.0)	10.0	0.8
Corporation and overseas tax paid	(162.0)	(136.0)	(101.3)
Interest and similar charges paid	(135.1)	(128.2)	(99.7)
Interest received	75.2	62.4	48.9
Investment income	2.4	5.6	–
Dividends from associates	20.3	13.4	18.5
Net cash inflow from operating activities	661.4	837.5	556.4

Acquisitions and disposals:
	2006 £m	2005 £m	2004 £m
Initial cash consideration	(120.5)	(561.2)	(97.3)
Cash and cash equivalents acquired (net)	21.4	173.9	6.3
Earnout payments	(91.6)	(96.7)	(78.6)
Loan note redemptions	(11.7)	(33.0)	(26.6)
Purchase of other investments (including associates)	(28.7)	(29.0)	(22.0)
Proceeds on disposal of investments	15.5	38.3	9.3
Net cash outflow	(215.6)	(507.7)	(208.9)

Share repurchases and buy-backs:
	2006 £m	2005 £m	2004 £m
Share cancellations (excluding brokerage fees)	(218.8)	(123.3)	(73.7)
Purchase of own shares by ESOP trust	(38.9)	(29.0)	(15.0)
Net cash outflow	(257.7)	(152.3)	(88.7)

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Net increase/(decrease) in borrowings:
	2006 £m	2005 £m	2004 £m
Increase in drawings on bank loans	(21.8)	17.1	0.9
Proceeds from issue of €600 million Eurobonds	403.9	–	–
Repayment of $287.5 million convertible bonds	–	(154.5)	–
Repayment of $125 million Grey debt	–	(65.3)	–
Repayment of working capital facility	–	(277.2)	–
Repayment of $200 million bonds	–	(115.3)	–
Proceeds from issue of $650 million 10 year bonds	–	–	358.2
Repayment of €350 million bonds	–	–	(230.5)
Net cash inflow/(outflow)	382.1	(595.2)	128.6

Cash and cash equivalents:

	2006 £m	2005 £m	2004 £m
Cash at bank and in hand	1,476.8	1,029.0	1,372.0
Short-term bank deposits	186.9	86.2	244.0
Overdrafts[1]	(706.8)	(435.6)	(333.0)
Cash and cash equivalents at end of year	956.9	679.6	1,283.0

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. IAS 32 and IAS 39 adjustment at 1 January 2005

The IAS 32 and IAS 39 adjustments to debt at 1 January 2005 are made up of the following:

£m
Reclassification of components of convertible debt	32.4
Reclassification of deferred gain arising on termination of swaps	(18.6)
Recognition of financial instruments at fair value	(7.1)
Reclassification of the working capital facility[1]	(261.0)
(254.3)

Note

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

13. Intangible assets

Goodwill

The movements in 2006 and 2005 were as follows:

£m
Cost:
1 January 2005	4,728.5
Additions[1]	1,128.1
Reclassifications to interests in associates and other investments	(37.1)
Disposals	(47.1)
Exchange differences	277.1
31 December 2005	6,049.5
Additions[1]	207.6
Exchange differences	(433.5)
31 December 2006	5,823.6
Accumulated impairment losses and write-downs:
1 January 2005	338.8
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.1
Impairment losses for the year	34.4
31 December 2005	374.3
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8
Impairment losses for the year	20.1
Exchange differences	(14.1)
31 December 2006	389.1
Net book value:
31 December 2006	5,434.5
31 December 2005	5,675.2
1 January 2005	4,389.7

Note

[1]	Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates in note 15.

Significant components of goodwill as at 31 December 2006, 2005 and 2004 are:

	2006 £m	2005 £m	2004 £m
Young & Rubicam	2,249.6	2,369.9	2,087.7
Grey	964.2	992.0	–
Mediaedge:cia	874.7	921.3	902.7
Other	1,346.0	1,392.0	1,399.3
Total goodwill	5,434.5	5,675.2	4,389.7

Other goodwill represents goodwill on a large number of acquisitions, none of which is individually significant in comparison to the total carrying value of goodwill.

Notes to the consolidated financial statements (continued)

13. Intangible assets (continued)

Other intangible assets:

The movements in 2006 and 2005 were as follows:

	Brands with an indefinite useful life £m	Acquired intan- gibles £m	Other £m	Total £m
Cost:
1 January 2005	742.6	7.0	56.3	805.9
Additions	–	–	10.8	10.8
Disposals	–	–	(5.1)	(5.1)
Acquired on acquisition of a subsidiary[1]	–	354.5	5.3	359.8
Other movements	–	–	7.3	7.3
Exchange differences	154.4	(4.9)	2.8	152.3
31 December 2005	897.0	356.6	77.4	1,331.0
Additions	–	–	16.7	16.7
Disposals	–	–	(4.1)	(4.1)
Acquired on acquisition of a subsidiary	–	20.3	–	20.3
Other movements	–	–	15.2	15.2
Exchange differences	(85.6)	(40.4)	(8.7)	(134.7)
31 December 2006	811.4	336.5	96.5	1,244.4
Amortisation and impairment:
1 January 2005	–	–	32.3	32.3
Charge for the year	–	25.3	10.7	36.0
Disposals	–	–	(4.9)	(4.9)
Other movements	–	–	4.2	4.2
Exchange differences	–	1.0	1.8	2.8
31 December 2005	–	26.3	44.1	70.4
Charge for the year	–	43.3	13.5	56.8
Other movements	–	–	12.6	12.6
Exchange differences	–	(5.0)	(5.8)	(10.8)
31 December 2006	–	64.6	64.4	129.0
Net book value:
31 December 2006	811.4	271.9	32.1	1,115.4
31 December 2005	897.0	330.3	33.3	1,260.6
1 January 2005	742.6	7.0	24.0	773.6

Note

[1]

In accordance with IAS 38, intangible assets acquired as a result of an acquisition have been presented as an addition to cost at net book value. In previous financial statements, the Group has presented such additions at gross value to cost and amortisation.

Brands with an indefinite life represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The most significant of these is the Young & Rubicam Group with a carrying value of £488.2 million at 31 December 2006 (2005: £539.4 million, 2004: £453.4 million). The carrying values of the JWT, Hill & Knowlton and Ogilvy & Mather Worldwide brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

The estimated aggregate amortisation expense in respect of other intangible assets (including acquired intangibles) for each of the next five years is as follows: £45.7 million in 2007, £42.7 million in 2008, £37.5 million in 2009, £31.3 million in 2010 and £24.7 million in 2011.

In accordance with the Group’s accounting policy, the carrying values of goodwill and other intangible assets are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The 2006 impairment review was initially undertaken as at 30 June 2006 and then updated as at 31 December 2006. The review assessed whether the carrying value of goodwill was supported by the net present value of

13. Intangible assets (continued)

future cashflows derived from assets using a projection period of up to five years for each cash-generating unit. After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, with no improvements in operating margin being assumed. Except in the case of Young & Rubicam as noted below, an annual growth rate of 3.0% and a pre-tax discount rate of 11.9% have been assumed. After the projection period, projections for Young & Rubicam assume an annual growth rate of 4.4%. The projections also include assumptions about payments for cash taxes, hence the Group’s weighted average cost of capital of 7.25% has been applied to the Young & Rubicam impairment test.

An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Impairment charges of £35.5 million, £46.0 million and £40.6 million were recorded in the years ended 31 December 2006, 2005 and 2004 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. At 31 December 2006 an impairment charge of acquired intangible assets was recorded for £1.5 million. This charge related to Advertising and Media Investment Management for £1.2 million, Branding & Identity, Healthcare and Specialist Communications for £0.2 million, and Public Relations & Public Affairs for £0.1 million. This charge was the result of our review of certain customer relationships which had been lost during the year.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, tax rates, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Notes to the consolidated financial statements (continued)

14. Property, plant and equipment

The movements in 2006 and 2005 were as follows:

	Land and buildings
	Land £m	Freehold buildings £m	Short lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Com- puter equip- ment £m	Total £m
Cost:
1 January 2005	14.1	38.7	281.7	240.9	377.2	952.6
Additions	–	0.7	59.8	36.5	63.5	160.5
New acquisitions[1]	8.6	0.4	31.2	15.9	14.3	70.4
Disposals	(3.0)	(0.1)	(35.1)	(46.7)	(104.2)	(189.1)
Exchange adjustments	(5.1)	11.2	25.9	16.1	16.0	64.1
31 December 2005	14.6	50.9	363.5	262.7	366.8	1,058.5
Additions	–	1.4	64.2	39.5	62.7	167.8
New acquisitions[1]	0.1	–	0.9	1.9	0.8	3.7
Disposals	(1.0)	(5.5)	(42.1)	(46.9)	(60.7)	(156.2)
Exchange adjustments	(4.4)	(12.6)	(32.1)	(29.0)	(22.7)	(100.8)
31 December 2006	9.3	34.2	354.4	228.2	346.9	973.0
Depreciation:
1 January 2005	–	18.5	139.0	174.9	310.4	642.8
Charge for the year	–	1.9	34.1	27.6	47.8	111.4
Disposals	–	(0.9)	(31.6)	(43.0)	(90.0)	(165.5)
Exchange adjustments	–	2.3	15.9	12.8	15.3	46.3
31 December 2005	–	21.8	157.4	172.3	283.5	635.0
Charge for the year	–	1.7	43.2	30.8	53.4	129.1
Disposals	–	(0.4)	(36.6)	(43.6)	(57.7)	(138.3)
Exchange adjustments	–	(7.5)	(16.4)	(17.9)	(26.3)	(68.1)
31 December 2006	–	15.6	147.6	141.6	252.9	557.7
Net book value:
31 December 2006	9.3	18.6	206.8	86.6	94.0	415.3
31 December 2005	14.6	29.1	206.1	90.4	83.3	423.5
1 January 2005	14.1	20.2	142.7	66.0	66.8	309.8

Note

[1]

In accordance with IAS 16, property, plant and equipment acquired as a result of an acquisition has been presented as an addition to cost at fair value. In previous financial statements, the Group has presented such additions at gross value to cost and depreciation.

Leased assets (other than leasehold buildings) included above have a net book value of £5.7 million (2005: £8.3 million, 2004: £8.5 million). Future obligations in respect of these leased assets are £5.8 million (2005: £9.0 million, 2004: £8.6 million) and are included in other creditors.

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £44.4 million (2005: £36.9 million, 2004: £30.9 million).

15. Interests in associates and other investments

The movements in 2006 and 2005 were as follows:

	Net assets of associate undertakings £m	Goodwill and other intangibles of associate undertakings £m	Total assoc- iates £m	Other invest- ments £m
1 January 2005	162.9	222.6	385.5	8.1
Additions	21.0	–	21.0	23.2
Goodwill arising on acquisition of new associates	–	42.4	42.4	–
Share of results of associate undertakings (note 4)	33.9	–	33.9	–
Dividends and other movements	(12.3)	–	(12.3)	–
Exchange adjustments	2.2	16.3	18.5	–
Disposals	(0.5)	–	(0.5)	–
Reclassification from subsidiaries	1.0	33.1	34.1	3.0
Revaluation of other investments	–	–	–	21.0
Goodwill impairment	–	(11.6)	(11.6)	–
Amortisation of other intangible assets	–	(1.1)	(1.1)	–
31 December 2005	208.2	301.7	509.9	55.3
Additions	1.5	–	1.5	18.2
Goodwill arising on acquisition of new associates	–	13.6	13.6	–
Share of results of associate undertakings (note 4)	41.1	–	41.1	–
Dividends and other movements	(21.5)	(2.5)	(24.0)	–
Exchange adjustments	(13.9)	(17.5)	(31.4)	(0.8)
Disposals	(0.1)	(0.6)	(0.7)	(8.6)
Reclassification from associates to other investments	(21.0)	(41.9)	(62.9)	62.9
Reclassification to subsidiaries	(8.5)	(11.3)	(19.8)	–
Revaluation of other investments	–	–	–	9.5
Goodwill impairment	–	(15.4)	(15.4)	–
Amortisation of other intangible assets	–	(0.5)	(0.5)	–
31 December 2006	185.8	225.6	411.4	136.5

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

The Group’s principal associate undertakings at 31 December 2006 included:

	% owned	Country of incorporation
AGB Nielsen Media Research BV	50.0	Netherlands
Asatsu-DK	21.7	Japan
Chime Communications PLC	21.7	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
High Co S.A.	33.1	France
Ibope Latinoamericana SA	31.2	Brazil
Kinetic Worldwide Limited	50.0	UK
GIIR, Inc	28.2	Korea
Grass Roots Group PLC	45.0	UK
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia

Notes to the consolidated financial statements (continued)

15. Interests in associates and other investments (continued)

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2006 was as follows: Asatsu-DK: £167.8 million, Chime Communications PLC: £30.6 million, High Co S.A.: £28.6 million and GIIR, Inc: £26.4 million. The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2006 was as follows: Asatsu-DK: £134.3 million, Chime Communications PLC: £15.5 million, High Co S.A.: £19.5 million and GIIR, Inc: £25.6 million. The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2006.

	2006 £m	2005 £m	2004 £m
Income statement
Revenue	1,231.9	1,167.0	1,022.4
Operating profit	152.6	168.8	157.0
Profit before taxation	200.4	182.8	162.6
Profit for the year	138.8	113.8	117.4

	2006 £m	2005 £m	2004 £m
Balance sheet
Assets	2,788.1	2,873.1	2,246.4
Liabilities	(1,524.1)	(1,476.6)	(1,277.7)
Net assets	1,264.0	1,396.5	968.7

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £27.1 million (2005: £7.5 million, 2004: £6.3 million).

16. Deferred tax

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2006
Deferred tax assets	130.7	(21.8)	108.9
Deferred tax liabilities	(489.6)	21.8	(467.8)
	(358.9)	–	(358.9)
2005
Deferred tax assets	145.4	(15.1)	130.3
Deferred tax liabilities	(548.2)	15.1	(533.1)
	(402.8)	–	(402.8)
2004
Deferred tax assets	106.1	(5.9)	100.2
Deferred tax liabilities	(318.2)	5.9	(312.3)
	(212.1)	–	(212.1)

16. Deferred tax (continued)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2006 and 2005:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	Other short-term temporary differences £m	Total £m
At 1 January 2005	42.1	14.4	6.9	42.7	106.1
Acquisition of subsidiaries	6.0	–	19.6	11.0	36.6
(Charge)/credit to income	–	–	(10.9)	1.6	(9.3)
Credit to equity	–	3.6	4.1	–	7.7
Exchange differences	4.8	–	2.1	(0.7)	6.2
Transfer to current tax	–	(1.1)	–	(0.8)	(1.9)
At 31 December 2005	52.9	16.9	21.8	53.8	145.4
(Charge)/credit to income	(16.8)	–	19.6	(9.1)	(6.3)
Credit to equity	–	5.3	12.3	—	17.6
Exchange differences	(5.9)	(1.4)	(1.9)	(8.1)	(17.3)
Transfer to current tax	(5.9)	–	(2.8)	–	(8.7)
At 31 December 2006	24.3	20.8	49.0	36.6	130.7

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2006 and 2005:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
At 1 January 2005	299.8	10.4	8.0	–	318.2
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	–	–	–	9.6	9.6
Acquisition of subsidiaries	143.6	–	–	19.8	163.4
(Charge)/credit to income	(11.5)	1.6	3.0	(4.1)	(11.0)
Exchange differences	72.4	0.4	0.6	(5.4)	68.0
At 31 December 2005	504.3	12.4	11.6	19.9	548.2
Acquisition of subsidiaries	7.6	–	–	–	7.6
(Charge)/credit to income	(18.3)	5.3	9.3	(4.2)	(7.9)
Exchange differences	(50.8)	(0.7)	(1.6)	(0.4)	(53.5)
Transfer to current tax	–	–	–	(4.8)	(4.8)
At 31 December 2006	442.8	17.0	19.3	10.5	489.6

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s balance sheet.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £3,017.2 million available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £368.0 million of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £2,709.7 million of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £574.9 million that will expire by 2020 (a further £59.8 million will expire after this date). £1,827.9 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £5,796.8 million (2005: £5,087.1 million, 2004: £3,766.5 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

17. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2006 £m	2005 £m	2004 £m
Work in progress	339.6	279.8	216.5
Inventory	1.9	1.7	4.1
	341.5	281.5	220.6

18. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2006 £m	2005 £m	2004 £m
Trade receivables	4,021.4	3,999.3	2,058.5
VAT and sales taxes recoverable	50.0	43.0	29.1
Prepayments and accrued income	422.1	381.4	191.6
Other debtors	438.4	350.8	238.1
	4,931.9	4,774.5	2,517.3

Amounts falling due after more than one year:
	2006 £m	2005 £m	2004 £m
Prepayments and accrued income	3.7	26.3	5.3
Other debtors	106.6	115.8	54.2
	110.3	142.1	59.5

Movements on bad debt provisions were as follows:
	2006 £m	2005 £m	2004 £m
Balance at beginning of year	80.1	63.1	66.6
New acquisitions	0.9	12.8	1.5
Charged to operating costs	17.1	11.1	13.5
Exchange adjustments	(6.2)	3.6	(0.7)
Utilisations and other movements	(20.2)	(10.5)	(17.8)
Balance at end of year	71.7	80.1	63.1

The allowance for bad and doubtful debts is equivalent to 1.8% of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

19. Trade receivables within working capital facility

The following are included in trade receivables within the Group’s working capital facilities:

	2006 £m	2005 £m	2004 £m
Gross trade receivables	–	–	545.7
Non-returnable proceeds	–	–	(261.0)
	–	–	284.7

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

19. Trade receivables within working capital facility (continued)

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

20. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2006 £m	2005 £m	2004 £m
Trade payables	4,743.6	4,659.3	2,885.3
Other taxation and social security	182.7	161.4	151.4
Payments due to vendors (earnout agreements)	87.9	81.3	146.6
Loan notes due to vendors	1.8	13.6	7.2
Liabilities in respect of put option agreements with vendors[1]	51.1	50.4	–
Other creditors and accruals	1,205.9	1,258.2	919.6
Deferred income	510.8	604.2	405.8
	6,783.8	6,828.4	4,515.9

Note

[1]	The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. 2004 has not been restated as permitted by IFRS 1.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

21. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2006 £m	2005 £m	2004 £m
Payments due to vendors (earnout agreements)	147.6	138.7	152.0
Liabilities in respect of put option agreements with vendors[1]	28.8	39.6	–
Other creditors and accruals	155.5	151.9	94.0
	331.9	330.2	246.0

Note

[1]	The recognition of liabilities in respect of put options arises from the adoption of IAS 32 and IAS 39. 2004 has not been restated as permitted by IFRS 1.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2006 £m	2005 £m	2004 £m
Within one year	87.9	81.3	146.6
Between one and two years	36.1	71.9	65.0
Between two and three years	34.6	14.7	61.0
Between three and four years	49.1	20.3	3.4
Between four and five years	27.8	31.8	21.4
Over five years	–	–	1.2
	235.5	220.0	298.6

Notes to the consolidated financial statements (continued)

22. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2006 £m	2005 £m	2004 £m
Bank overdrafts	706.8	435.6	333.0
Convertible bonds	548.7	87.3	150.1
Corporate bonds and bank loans	5.1	22.2	114.7
	1,260.6	545.1	597.8

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2006 £m	2005 £m	2004 £m
Convertible bonds	–	447.6	446.2
Corporate bonds and bank loans	1,217.7	926.5	872.4
	1,217.7	1,374.1	1,318.6

The Group estimates that the fair value of convertible and corporate bonds is £1,809.3 million (2005: £1,474.0 million) at 31 December 2006. The Group consider that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2006 £m	2005 £m	2004 £m
Within one year	1,260.6	545.1	597.8
Between one and two years	486.4	446.2	2.5
Between two and three years	–	463.6	453.3
Between three and four years	–	58.2	510.9
Between four and five years	–	–	–
Over five years	731.3	406.1	351.9
	2,478.3	1,919.2	1,916.4

Included within convertible bonds due within one year is the Grey $150 million convertible debenture. This was classified as a non-current liability in 2005, but the directors now consider this liability to be current as the holders of the bond can convert at any time. The 2005 comparative figures have been reclassified accordingly. Further information on this convertible debenture is provided in note 10.

23. Provisions for liabilities and charges

The movements in 2006 and 2005 were as follows:

	Property £m	Other £m	Total £m
1 January 2005	62.7	24.2	86.9
Charged to the income statement	3.9	14.3	18.2
New acquisitions	16.5	22.3	38.8
Utilised	(16.3)	(13.6)	(29.9)
Transfers	–	9.4	9.4
Exchange adjustments	0.9	7.4	8.3
31 December 2005	67.7	64.0	131.7
Charged to the income statement	0.8	0.2	1.0
New acquisitions	7.0	0.7	7.7
Utilised	(10.6)	(6.1)	(16.7)
Released to the income statement	(1.2)	(5.4)	(6.6)
Transfers	0.2	(3.8)	(3.6)
Exchange adjustments	(2.1)	(6.6)	(8.7)
31 December 2006	61.8	43.0	104.8

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

23. Provisions for liabilities and charges (continued)

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

24. Share-based payments

Charges for share-based incentive plans were as follows:

	2006 £m	2005 £m	2004 £m
Share-based payments	70.9	68.6	58.8

Share-based payments comprise charges for stock options and restricted stock awards to employees of the group.

As of 31 December 2006, there was £58.1 million of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a weighted-average period of 12 months.

Further information on stock options is provided in note 27.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

Under Renewed LEAP, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period (five years in the case of the 2005 and 2006 grants and four years for the 2004 grant) is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for the 2006 award is five shares (2005: five shares, 2004: four shares) for each investment share.

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

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and will vest two years after grant provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2005 or 2006 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 27, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP scheme is subject to a number of performance conditions, including TSR, a market-based condition.

Notes to the consolidated financial statements (continued)

24. Share-based payments (continued)

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the ‘Monte Carlo Model’) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans

	Non-vested 1 January 2006 number (m)	Granted number (m)	Lapsed number (m)	Vested number (m)	Non-vested 31 December 2006 number (m)
Renewed LEAP[1]	2.2	0.5	(0.1)	–	2.6
Long-Term Incentive Plans (LTIP)	9.0	1.3	(0.5)	(5.9)	3.9
Performance Share Awards (PSA)	–	4.6	(0.2)	–	4.4
Leaders, Partners and High Potential Group	2.9	3.4	(0.3)	–	6.0
Weighted average fair value (pence per share):
Renewed LEAP[1]	536p	626p	540p	n/a	554p
Long-Term Incentive Plans (LTIP)	517p	477p	517p	491p	543p
Performance Share Awards (PSA)	n/a	639p	639p	n/a	639p
Leaders, Partners and High Potential Group	559p	633p	574p	n/a	600p

Note

[1]

The number of shares granted represent the ‘investment shares’ committed by participants at grant date. The actual number of shares that will vest is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2006 was £46.7 million (2005: £17.3 million, 2004: £48.5 million).

25. Provision for post-employment benefits

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2006 £m	2005 £m	2004 £m
Defined contribution schemes	63.2	59.3	52.4
Defined benefit schemes charge to operating profit	18.5	16.3	12.0
Pension costs (note 5)	81.7	75.6	64.4
Expected return on pension scheme assets (note 6)	(25.2)	(24.2)	(21.3)
Interest on pension scheme liabilities (note 6)	32.4	32.0	30.8
	88.9	83.4	73.9

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2006.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes.

25. Provision for post-employment benefits (continued)

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which we expect to fully eliminate the deficit for funded schemes by 31 December 2010. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2006 amounted to £48.6 million (2005: £35.6 million, 2004: £36.0 million). Employer contributions and benefit payments in 2007 are expected to be £50.0 million.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2006 % pa	2005 % pa	2004 % pa	2003 % pa
UK
Discount rate	5.1	4.7	5.3	5.5
Rate of increase in salaries	4.5	4.3	4.3	3.6
Rate of increase in pensions in payment	3.9	3.8	3.8	3.8
Inflation	3.0	2.8	2.8	2.8
Expected rate of return on equities	7.3	7.3	7.5	7.5
Expected rate of return on bonds[1]	5.0	4.5	5.0	5.0
Expected rate of return on insured annuities	5.1	4.7	5.3	5.5
Expected rate of return on property	7.0	7.0	7.0	7.0
Expected rate of return on cash	4.8	4.3	3.0	3.0
Weighted average return on assets	5.6	5.2	5.7	5.8
North America
Discount rate	5.7	5.5	5.7	6.3
Rate of increase in salaries	4.0	4.0	4.0	3.2
Inflation	2.5	2.5	3.0	3.0
Expected rate of return on equities	7.9	7.9	7.9	8.2
Expected rate of return on bonds[1]	4.8	4.7	4.8	4.8
Expected rate of return on cash	3.0	3.0	1.8	3.1
Weighted average return on assets	6.8	6.7	6.9	7.0
Continental Europe
Discount rate	4.6	4.2	4.5	5.3
Rate of increase in salaries	2.8	2.9	3.1	3.2
Rate of increase in pensions in payment	2.0	1.6	1.7	1.7
Inflation	2.1	2.0	2.0	2.0
Expected rate of return on equities	7.2	6.7	7.0	7.5
Expected rate of return on bonds[1]	4.4	4.3	4.5	5.0
Expected rate of return on property	6.1	6.2	6.4	7.0
Expected rate of return on cash	3.4	2.5	2.6	3.0
Weighted average return on assets	5.5	5.4	5.5	5.9
Asia Pacific, Latin America, Africa & Middle East
Discount rate	3.1	3.5	3.1	2.8
Rate of increase in salaries	3.7	3.6	3.1	2.7
Inflation	1.2	2.0	1.5	1.6
Expected rate of return on bonds[1]	2.9	3.2	3.1	2.6
Expected rate of return on property	10.0	11.0	10.0	10.0
Expected rate of return on cash	7.5	7.5	7.3	7.3
Weighted average return on assets	3.2	3.3	3.1	2.7

Note

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality bond yields.

Notes to the consolidated financial statements (continued)

25. Provision for post-employment benefits (continued)

At 31 December 2006, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

As at 31 December 2006	Years life expectancy after age 65
– current pensioners (at age 65) – male	19.4
– current pensioners (at age 65) – female	22.1
– future pensioners (at age 65) – male	20.3
– future pensioners (at age 65) – female	23.1

For a 0.25% increase or decrease in the discount rate at 31 December 2006, the 2007 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2006 pension deficit would be a decrease or increase, respectively, of approximately £20.0 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2006 £m	%	2005 £m	%	2004 £m	%
Group
Equities	173.7	36.9	164.2	36.2	148.8	37.9
Bonds	198.0	42.1	191.1	42.2	157.7	40.1
Insured annuities	70.8	15.1	73.2	16.1	66.8	17.0
Property	18.7	4.0	17.5	3.9	14.8	3.8
Cash	9.2	1.9	7.2	1.6	4.8	1.2
Total fair value of assets	470.4	100.0	453.2	100.0	392.9	100.0
Present value of scheme liabilities	(657.0)		(684.6)		(595.2)
Deficit in the schemes	(186.6)		(231.4)		(202.3)
Irrecoverable surplus	(1.0)		–		–
Net liability[1]	(187.6)		(231.4)		(202.3)

Schemes in surplus	4.7		–		–
Schemes in deficit	(192.3)		(231.4)		(202.3)

Note

[1]	The related deferred tax asset is discussed in note 16.

Deficit in schemes by region
	2006 £m	2005 £m	2004 £m
UK	(50.0)	(54.4)	(54.6)
North America	(82.3)	(117.6)	(102.9)
Continental Europe	(51.2)	(55.1)	(41.3)
Asia Pacific, Latin America, Africa & Middle East	(3.1)	(4.3)	(3.5)
Deficit in the schemes	(186.6)	(231.4)	(202.3)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

25. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December 2006, 2005 and 2004 between funded and unfunded schemes.

	2006 Deficit £m	2006 Present value of scheme liabil- ities £m	2005 Deficit £m	2005 Present value of scheme liabil- ities £m	2004 Deficit £m	2004 Present value of scheme liabil- ities £m
Funded schemes by region
UK	(50.0)	(295.8)	(54.4)	(290.1)	(54.6)	(262.8)
North America	(15.0)	(178.9)	(43.8)	(201.8)	(48.5)	(179.8)
Continental Europe	2.0	(43.1)	(2.4)	(47.6)	(5.5)	(46.9)
Asia Pacific, Latin America, Africa & Middle East	(2.0)	(9.3)	(2.4)	(8.7)	(2.6)	(8.1)
Deficit/liabilities in the funded schemes	(65.0)	(527.1)	(103.0)	(548.2)	(111.2)	(497.6)
Unfunded schemes by region
UK	–	–	–	–	–	–
North America	(67.3)	(67.3)	(73.8)	(74.0)	(54.3)	(54.4)
Continental Europe	(53.2)	(61.3)	(52.7)	(60.5)	(35.8)	(41.9)
Asia Pacific, Latin America, Africa & Middle East	(1.1)	(1.3)	(1.9)	(1.9)	(1.0)	(1.3)
Deficit/liabilities in the unfunded schemes	(121.6)	(129.9)	(128.4)	(136.4)	(91.1)	(97.6)

Deficit/liabilities in the schemes	(186.6)	(657.0)	(231.4)	(684.6)	(202.3)	(595.2)

For the Group’s plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual schemes. The 2007 weighted-average target allocations are shown below:

2007 Weighted-Average Target Allocation
Equities	38.6%
Bonds and insured annuities	53.8%
Property/cash	7.6%

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

Notes to the consolidated financial statements (continued)

25. Provision for post-employment benefits (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of recognised income and expense (SORIE):

	2006 £m	2005 £m	2004 £m
Group
Current service cost	18.3	17.9	11.8
Past service cost/(income)	0.3	(1.4)	0.1
(Gain)/loss on settlements and curtailments	(0.1)	(0.2)	0.1
Charge to operating profit	18.5	16.3	12.0
Expected return on pension scheme assets	(25.2)	(24.2)	(21.3)
Interest on pension scheme liabilities	32.4	32.0	30.8
Charge to profit before taxation for defined benefit schemes	25.7	24.1	21.5

Gain on pension scheme assets relative to expected return	9.3	22.4	13.5
Experience gains arising on the scheme liabilities	3.5	3.6	1.2
Changes in assumptions underlying the present value of the scheme liabilities	(0.5)	(31.3)	(40.3)
Change in irrecoverable surplus	(1.0)	–	–
Movement in exchange rates	14.7	(10.9)	7.4
Actuarial gain/(loss) recognised in SORIE	26.0	(16.2)	(18.2)

As at 31 December 2006 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £90.5 million (31 December 2005: £116.5 million, 31 December 2004: £100.0 million). Of this amount, a net loss of £8.7 million was recognised since the 1 January 2004 adoption of IAS 19.

In accordance with IAS 19, certain other long-term employee benefits should be measured in the same manner as a defined benefit plan. In 2005, the SORIE included £0.3 million for such plans.

(d) Movement in scheme obligations

The following table shows an analysis of the movement in the scheme obligations for each accounting period:

	2006 £m	2005 £m	2004 £m
Change in benefit obligation
Benefit obligation at beginning of year	684.6	595.2	547.0
Service cost	18.3	17.9	11.8
Interest cost	32.4	32.0	30.8
Plan participants’ contributions	0.5	0.6	0.7
Actuarial (gain)/loss	(3.0)	27.7	39.1
Benefits paid	(40.1)	(38.4)	(27.5)
(Gain)/loss due to exchange rate movements	(37.8)	25.6	(15.7)
Plan amendments	0.3	(1.4)	0.1
Acquisitions	–	14.2	11.1
Reclassification	5.8	11.4	n/a
Settlements	(4.0)	(0.2)	(2.2)
Benefit obligation at end of year	657.0	684.6	595.2

The reclassifications represent certain of the Group’s defined benefit plans which are included in this footnote for the first time in the periods presented.

25. Provision for post-employment benefits (continued)

(e) Movement in scheme assets

The following table shows an analysis of the movement in the scheme assets for each accounting period:

	2006 £m	2005 £m	2004 £m
Change in plan assets
Fair value of plan assets at beginning of year	453.2	392.9	348.1
Expected return on plan assets	25.2	24.2	21.3
Actuarial gain on plan assets	9.3	22.4	13.5
Employer contributions	48.6	35.6	36.0
Plan participants’ contributions	0.5	0.6	0.7
Benefits paid	(40.1)	(38.4)	(27.5)
(Gain)/loss due to exchange rate movements	(23.1)	14.7	(8.4)
Acquisitions	–	1.2	11.4
Reclassification	0.7	–	–
Settlements	(3.9)	–	(2.2)
Fair value of plan assets at end of year	470.4	453.2	392.9
Actual return on plan assets	34.5	46.6	34.8
(f) History of experience gains and losses
	2006 £m	2005 £m	2004 £m
Gain on pension scheme assets relative to expected return:
Amount	9.3	22.4	13.5
Percentage of scheme assets	2.0%	4.9%	3.4%

Experience gains arising on the scheme liabilities:
Amount	3.5	3.6	1.2
Percentage of the present value of the scheme liabilities	0.5%	0.5%	0.2%

Total gain/(loss) recognised in SORIE:
Amount	26.0	(16.2)	(18.2)
Percentage of the present value of the scheme liabilities	4.0%	(2.4%)	(3.1%)

26. Derivative financial instruments

Risk management policies

Foreign currency

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Liquidity risk

The Group actively maintains a mixture of long- and short-term committed facilities that are designed to ensure the Group has sufficient available funds to meet current and forecast financial requirements as cost-effectively as possible. As at 31 December 2006 the Group has a committed credit facility of £817 million which was undrawn.

Credit risk

The Group’s principal financial assets are bank balances and cash, trade and other receivables and investments, which represent the Group’s maximum exposure to credit risk in relation to financial assets.

Notes to the consolidated financial statements (continued)

26. Derivative financial instruments (continued)

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

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts designated under IAS 32 and IAS 39 was £nil (2005: £188.2 million).

At 31 December 2006, the fair value of the Group’s currency derivatives is estimated to be a net asset of approximately £7.2 million (2005: £9.3 million liability). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £32.1 million (2005: £5.7 million) assets included in trade and other receivables and £24.9 million (2005: £15.0 million) liabilities included in trade and other payables. The fair value movement of currency derivatives during the year that are designated and effective as net investment hedges amounts to £22.9 million (2005: £7.7 million) and has been charged to and deferred in equity.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to £1.3 million (2005: £4.4 million) and has been charged to finance costs for the year.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts not designated as hedges was £405.6 million. The Group estimates the fair value of these contracts is £403.8 million.

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €400 million have fixed interest receipts at 6.00% up until June 2008 and have floating interest payments averaging EURIBOR plus 2.185%. Contracts with a nominal value of €600 million have fixed interest receipts of 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of £211 million have fixed interest receipts of 4.21% until April 2007 and have floating rate payments averaging LIBOR less 0.82%.

Contracts with a nominal value of $278 million have fixed interest receipts of 5.88% up until April 2014 and have floating rate payments averaging LIBOR plus 0.96%. Contracts with a nominal value of €166 million have fixed rate receipts of 3.23% up until June 2008 and have floating rate payments averaging LIBOR plus 0.02%.

The fair value of swaps entered into at 31 December 2006 is estimated to be a net asset of approximately £0.1 million (2005: £13.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £8.2 million (2005: £13.1 million) assets included in trade and other receivables and £8.1 million (2005: £nil) liabilities included in trade and other payables. The fair value movement of interest rate swaps during the year that are designated and effective as fair value hedges amounts to £0.4 million (2005: £nil) and has been charged to and deferred in equity.

26. Derivative financial instruments (continued)

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to £1.3 million (2005: nil) and has been charged to finance costs for the year.

In 2005 the Group terminated interest rate swaps for proceeds of £7.4 million. No terminations occurred in 2006.

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

Notes to the consolidated financial statements (continued)

26. Derivative financial instruments (continued)

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

27. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m	Preference shares of £1 each	Nominal value £m
Authorised
At 1 January 2005 – WPP 2005 Limited (formerly WPP Group plc)	1,750,000,000	175.0	–	–
At 31 December 2005 – WPP Group plc	1,750,000,000	175.0	–	–
At 31 December 2006 – WPP Group plc	1,750,000,000	175.0	–	–
Issued and fully paid
At 1 January 2005	1,185,338,038	118.5	–	–
Exercise of share options	8,664,925	0.9	–	–
Share cancellations	(16,625,000)	(1.6)	–	–
Acquisitions	77,994,666	7.8	–	–
Other	1,277,411	0.1	–	–
At 24 October 2005 – shares in WPP 2005 Limited of 10p each	1,256,650,040	125.7	–	–
On formation of WPP 2005 plc	2	–	50,000	–
Group reconstruction – shares in WPP 2005 Limited exchanged for shares in WPP Group plc of 475p each	1,256,650,040	5,969.1	–	–
Capital reduction to 10p per ordinary share	–	(5,843.4)	–	–
Redemption/cancellation of shares	(2)	–	(50,000)	–
	1,256,650,040	125.7	–	–
Exercise of share options	949,332	0.1	–	–
Share cancellations	(4,700,000)	(0.5)	–	–
At 31 December 2005	1,252,899,372	125.3	–	–
Exercise of share options	20,984,083	2.1	–	–
Share cancellations	(33,157,108)	(3.3)	–	–
Other	(121,160)	(0.0)	–	–
At 31 December 2006	1,240,605,187	124.1	–	–

Fully paid ordinary shares, which have a per value of 10p, carry one vote per share and the right to dividends.

On 25 October 2005 under a scheme of arrangement between WPP 2005 Limited (formerly WPP Group plc), the former holding company of the Group, and its shareholders under Section 425 of the Companies Act 1985, and as sanctioned by the High Court, all the issued shares in that company were cancelled and the same number of new shares were issued to WPP

27. Authorised and issued share capital (continued)

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

Share options

WPP Executive Share Option Scheme

As at 31 December 2006, unexercised options over ordinary shares of 14,583,923 and unexercised options over ADRs of 4,522,893 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
6,037	2.535	2000 – 2007
482,385	2.835	2000 – 2007
728,449	2.930	2001 – 2008
5,022	3.030	2001 – 2008
10,950	3.270	2001 – 2008
55,111	3.763	2006 – 2013
19,160	4.210	2005 – 2006
61,316	4.210	2006 – 2012
68,980	4.210	2005 – 2013
1,943,758	4.210	2005 – 2012
84,311	4.438	2005 – 2012
41,170	4.615	2006 – 2013
51,247	4.615	2007 – 2013
1,489,921	4.865	2004 – 2011
35,064	4.865	2005 – 2011
48,624	5.185	2002 – 2009
2,000,000	5.490	2007 – 2014
27,288	5.520	2008 – 2014
28,942	5.535	2007 – 2008
2,767,566	5.535	2007 – 2014
6,124	5.535	2007 – 2015
38,524	5.535	2008 – 2014
2,618,630	5.595	2006 – 2013
22.501	5.595	2006 – 2014
39,698	5.595	2007 – 2013
21,119	5.595	2006 – 2007
300,397	5.700	2002 – 2009
27,092	5.725	2007 – 2014
11,423	5.775	2009 – 2015
30,145	5.818	2008 – 2015
41,035	5.895	2008 – 2015
44,116	6.105	2008 – 2015

Notes to the consolidated financial statements (continued)

27. Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
7,005	6.280	2004 – 2011
135,588	6.718	2009 – 2016
2,062	6.938	2009 – 2016
59,412	7.180	2005 – 2012
527,485	7.550	2005 – 2012
3,741	7.550	2006 – 2012
66,594	8.110	2004 – 2011
40,195	8.193	2004 – 2011
542,185	9.010	2003 – 2010
11,575	9.010	2004 – 2010
31,976	10.770	2003 – 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
27,172	30.080	2006 – 2013
33,244	30.080	2007 – 2013
674,814	33.200	2005 – 2012
2,881	34.702	2005 – 2012
506,885	35.380	2004 – 2011
236,362	46,475	2002 – 2009
1,127,338	47.410	2006 – 2013
1,548	48.450	2007 – 2014
23,573	50.670	2008 – 2015
1,140,932	50.800	2007 – 2014
38,889	51.220	2007 – 2014
6,524	52.400	2008 – 2015
18,048	53.030	2005 – 2012
207,501	54.050	2005 – 2012
18,439	54.230	2008 – 2015
5,039	54.570	2008 – 2015
11,666	55.740	2008 – 2014
37,731	57.020	2008 – 2015
6,976	57.338	2003 – 2010
26,465	58.238	2004 – 2011
24,378	58.460	2009 – 2016
11,655	58.886	2004 – 2011
7,249	61.290	2009 – 2016
7,249	61.290	2010 – 2016
7,249	61.290	2011 – 2016
16,210	61.690	2009 – 2016
60,899	62.110	2003 – 2010
2,415	62.110	2005 – 2010
217,549	63.263	2003 – 2010
2,891	63.900	2009 – 2016
13,123	84.485	2003 – 2010

27. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2006, unexercised options over ordinary shares of 6,326,162 and unexercised options over ADRs of 810,925 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
5,625	2.695	2000 – 2007
82,024	3.400	2001 – 2008
3,800	3.903	2006 – 2007
678,750	3.903	2006 – 2013
17,200	3.903	2007 – 2013
45,975	4.210	2005 – 2012
3,000	4.210	2005 – 2013
9,000	5.210	2004 – 2011
168,025	5.315	2002 – 2009
2,700	5.315	2003 – 2009
37,125	5.435	2007 – 2008
4,625	5.435	2007 – 2011
1,001,523	5.435	2007 – 2014
13,500	5.435	2008 – 2014
15,000	5.775	2008 – 2015
13,625	5.990	2004 – 2011
5,250	6.195	2008 – 2012
1,200,325	6.195	2008 – 2015
9,375	6.195	2009 – 2015
24,125	6.668	2009 – 2016
154,750	6.740	2009 – 2017
6,125	6.938	2009 – 2013
1,274,790	6.938	2009 – 2016
156,875	6.938	2010 – 2016
3,875	7.180	2005 – 2006
510,000	7.180	2005 – 2012
10,000	7.180	2006 – 2012
478,450	7.790	2003 – 2010
6,375	7.790	2004 – 2010
377,600	7.960	2004 – 2011
6,750	7.960	2005 – 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
93,040	30.800	2006 – 2013
149,465	49.880	2007 – 2014
63,980	53.030	2005 – 2012
70,540	56.478	2004 – 2011
177,035	59.520	2008 – 2015
256,905	60.690	2009 – 2016

Notes to the consolidated financial statements (continued)

27. Authorised and issued share capital (continued)

Young & Rubicam Inc 1997 Incentive Compensation Plan

As of 31 December 2006, unexercised options over ordinary shares of 942,829 and unexercised options over ADRs of 776,132 have been granted under the Young & Rubicam Inc 1997 Incentive Compensation Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
166,857	2.040	2000 – 2007
14,500	4.136	2000 – 2008
83,500	4.705	2000 – 2008
297,276	6.163	2000 – 2009
41,750	6.328	2000 – 2009
301,371	7.052	2000 – 2010
10,437	7.569	2000 – 2009
16,700	8.769	2000 – 2010
10,438	8.996	2000 – 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
162,805	14.767	2000 – 2007
8,350	34.057	2000 – 2008
159,818	44.610	2000 – 2009
21,359	46.557	2000 – 2009
11,481	48.204	2000 – 2010
252,414	51.048	2000 – 2010
25,050	53.443	2000 – 2009
83,500	54.042	2000 – 2009
33,400	56.287	2000 – 2009
3,007	59.656	2000 – 2010
6,263	60.479	2000 – 2010
2,923	63.773	2000 – 2010
1,670	71.781	2000 – 2010
1,587	72.605	2000 – 2010
2,505	84.731	2000 – 2010

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2006, unexercised options over ordinary shares of 273,196 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
176,220	2.260	2001 – 2008
56,713	4.920	2001 – 2011
20,254	5.580	2001 – 2011
20,009	6.000	2001 – 2010

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2006, unexercised options over ordinary shares of 157,660 and unexercised options over ADRs of 243,671 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
32,619	1.499	2005 – 2008
54,365	1.598	2005 – 2009
16,311	2.042	2005 – 2010
54,365	3.499	2007 – 2011

27. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
20,224	14.370	2005 – 2009
13,004	15.290	2005 – 2008
32,402	19.540	2005 – 2010
2,892	24.900	2005 – 2010
2,175	26.990	2005 – 2011
2,914	27.290	2005 – 2011
2,175	27.960	2005 – 2011
7,089	28.210	2006 – 2013
1,827	28.300	2005 – 2012
4,545	29.410	2005 – 2011
10,569	30.270	2007 – 2011
10,895	30.830	2005 – 2012
24,640	31.220	2005 – 2012
6,371	31.420	2005 – 2012
32,619	31.750	2008 – 2011
6,264	31.940	2007 – 2011
4,350	32.290	2005 – 2012
10,874	33.500	2007 – 2011
21,745	34.120	2007 – 2011
6,525	34.740	2006 – 2011
13,047	36.110	2008 – 2010
6,525	41.160	2007 – 2011

Notes to the consolidated financial statements (continued)

27. Authorised and issued share capital (continued)

The aggregate status of the WPP Share Option Schemes during 2006 was as follows:

Movement on options granted (represented in ordinary shares)

	Outstanding					Exercisable
	1 January 2006 number	Granted number	Exercised number	Lapsed number	31 December 2006 number	31 December 2006 number
WPP	52,075,939	468,050	(12,314,304)	(3,031,297)	37,198,388	25,467,516
WWOP	10,936,623	3,216,575	(1,935,500)	(1,836,711)	10,380,987	3,543,374
Y&R	10,286,527	–	(5,301,638)	(161,400)	4,823,489	4,823,489
Tempus	409,293	–	(134,478)	(1,619)	273,196	273,196
Grey	2,509,306	–	(1,133,291)	–	1,376,015	648,485
	76,217,688	3,684,625	(20,819,211)	(5,031,027)	54,052,075	34,756,060

Weighted-average exercise price for options over:

Ordinary shares £	5.008	6.901	3.442	5.848	5.553	5.311
ADRs $	41.430	67.628	32.081	46.319	46.154	43.678

Options over ordinary shares

	Outstanding		Exercisable
Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months	Weighted average contractual life Months	Aggregate intrinsic value £m
1.499 – 10.770	5.532	84	85	20.7

Options over ADRs

	Outstanding		Exercisable
Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months	Weighted average contractual life Months	Aggregate intrinsic value $m
14.370 – 84.731	46.250	86	87	104.8

As of 31 December 2006 there was £12.7 million of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 16 months.

Share options are satisfied out of newly issued shares.

The total fair value of shares vested during the year ended 31 December 2006 was £76.9 million (2005: £6.0 million, 2004: £5.6 million). The increase in fair value of vested share option schemes in 2006 was due to a number of executive stock option plans vesting in that year following satisfaction of relevant performance criteria, including TSR and EPS conditions.

The total intrinsic value of options exercised was a follows:

			2006	2005	2004
Ordinary shares	£	m	16.8	11.4	12.0
ADRs	$	m	92.9	46.7	24.0

The weighted average fair value of options granted in the year calculated using the Black -Scholes model, was as follows:

	2006		2005		2004
Fair value of UK options (shares)	203.5	p	209.3	p	205.5	p
Fair value of US options (ADRs)	$20.15		$18.42		$18.38
Weighted average assumptions:
UK Risk–free interest rate	4.72%		4.77%		4.27%
US Risk–free interest rate	4.47%		4.06%		3.16%
Expected life (months)	48		48		48
Expected volatility	35%		40%		45%
Dividend yield	1.7%		1.4%		1.0%

Options are issued at an exercise price equal to market value on the date of grant.

The number of fully vested share options outstanding and share options expected to vest at 31 December 2006 was 50.2 million (2005: 73.2 million). The weighted-average exercise price, aggregate intrinsic value and weighted-average contractual life for such options was £5.02, £95.2 million and 85 months respectively.

The weighted average share price of the Group for the year ended 31 December 2006 was £6.58 (2005: £5.88, 2004: £5.55) and the weighted average ADR price for the same period was $60.60 (2005: $53.24, 2004: $50.93).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

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

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 24).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

Notes to the consolidated financial statements (continued)

28. Equity share owners’ funds

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2004	–	–	2.1	–	2.1
Share cancellations	–	–	1.3	–	1.3
Exchange adjustments on foreign currency net investments	–	–	–	(102.7)	(102.7)
Tax benefit of share-based payments	8.7	–	–	–	8.7
Balance at 31 December 2004	8.7	–	3.4	(102.7)	(90.6)
1 January 2005 IAS 32 and IAS 39 adjustments:
Recognition of equity component of convertible bonds	88.6	–	–	–	88.6
Recognition of additional financial liabilities required by IAS 39 (including put options)	(56.6)	–	–	(1.2)	(57.8)
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	32.0	–	–	(1.2)	30.8
Reclassification due to Group reconstruction	–	–	(5.0)	–	(5.0)
Share cancellations	–	–	2.1	–	2.1
Exchange adjustments on foreign currency net investments	–	–	–	266.1	266.1
Revaluation of other investments	–	21.0	–	–	21.0
Recognition of financial instruments during the year	(27.6)	–	–	–	(27.6)
Reclassification of equity component of convertible bond redeemed during the year	(29.5)	–	–	–	(29.5)
Balance at 31 December 2005	(16.4)	21.0	0.5	162.2	167.3
Share cancellations	–	–	3.3	–	3.3
Exchange adjustments on foreign currency net investments	–	–	–	(367.0)	(367.0)
Revaluation of other investments	–	9.5	–	–	9.5
Recognition of financial instruments during the year	16.8	–	–	–	16.8
Balance at 31 December 2006	0.4	30.5	3.8	(204.8)	(170.1)

Reconciliation of movements in consolidated equity share owners’ funds for the year ended 31 December 2006:

	2006 £m	2005 £m	2004 £m
Net profit for the year	435.8	363.9	273.0
Dividends paid	(118.9)	(100.2)	(81.6)
	316.9	263.7	191.4
Non-cash share-based incentive plans (including stock options)	70.9	68.6	58.8
Tax benefit of share-based payments	32.3	12.9	8.7
Exchange adjustments on foreign currency net investments	(367.0)	266.1	(102.7)
Ordinary shares issued in respect of acquisitions	–	506.4	–
Share issue/cancellation costs	(1.7)	(3.6)	(0.8)
Other ordinary shares issued	73.0	18.3	32.8
Share cancellations	(218.8)	(123.3)	(73.6)
Actuarial gain/(loss) on defined benefit pension schemes	26.0	(16.5)	(18.2)
Deferred tax on defined benefit pension schemes	5.3	3.6	3.3
Net additions of own shares by ESOP Trusts	(38.9)	(29.0)	(14.9)
Transfer to goodwill	–	(5.1)	(67.3)
Revaluation of other investments	9.5	21.0	–
Recognition of financial instruments during the year	14.9	(27.6)	–
Other movements	–	–	3.4
Net additions to equity share owners’ funds	(77.6)	955.5	20.9
Opening equity share owners’ funds	3,904.5	3,011.1	2,990.2
Impact of adoption of IAS 32 and IAS 39 on 1 January 2005	–	(62.1)	–
Closing equity share owners’ funds	3,826.9	3,904.5	3,011.1

Notes to the consolidated financial statements (continued)

29. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3.

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions included in the table below have been determined provisionally at the balance sheet date.

	Book value at acqui- sition £m	Fair value adjust- ments £m	Fair value to Group £m
Intangible assets	0.1	20.2	20.3
Property, plant and equipment	3.7	–	3.7
Interests in associates and other investments	0.1	0.1	0.2
Current assets	62.6	–	62.6
Total assets	66.5	20.3	86.8
Current liabilities	(44.6)	–	(44.6)
Trade and other payables due after one year	(2.0)	(6.7)	(8.7)
Deferred taxes	(0.7)	(7.5)	(8.2)
Provisions	(0.7)	(7.0)	(7.7)
Total liabilities	(48.0)	(21.2)	(69.2)
Net assets/(liabilities)	18.5	(0.9)	17.6
Minority interest			(5.1)
Goodwill			133.2
Consideration			145.7
Considered satisfied by:
Cash			88.1
Payments due to vendors			55.0
Capitalised acquisition costs			2.6

The contribution to revenue and operating profit of acquisitions completed in 2006 was not material. There were no material acquisitions completed between 31 December 2006 and the date the financial statements have been authorised for issue.

If all acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been £5,950.7 million, Group operating profit would have been £747.1 million.

30. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
Group M Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Principal subsidiary undertakings (continued)

A more detailed listing of the operating subsidiary undertakings is in Item 4. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings required by that provision, as an exhaustive list would involve a statement of excessive length. A full listing of the Company’s subsidiary undertakings is included in the Company’s Annual Return.

31. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

In the year ended 31 December 2006, the Group paid costs of £0.3 million in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. At the date of authorisation of these financial statements, further costs of £0.5 million have been incurred net of settlement monies. These costs were authorised by the Board as an integral part of broader legal actions, some of which are ongoing, to protect the commercial interests of the Group.

32. Reconciliation to non-GAAP measures of performance

Reconciliation of profit before interest and taxation to Headline PBIT:

	2006 £m	2005 £m	2004 £m
Profit before interest and taxation	782.7	686.7	505.0
Gains on disposal of investments	(7.3)	(4.3)	(3.0)
Investment write-downs	–	–	5.0
Goodwill impairment	35.5	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8	1.1	12.6
Amortisation and impairment of acquired intangible assets	43.3	25.3	–
Share of exceptional gains of associates	(4.0)	–	–
Headline PBIT	859.0	754.8	560.2

33. Subsequent Event

On 17 May 2007, the Company entered into a definitive agreement to acquire the entire share capital of 24/7 Real Media (“TFSM”), expected to complete in July 2007, for $11.75 per share, valuing TFSM at $649 million, by way of an all cash tender offer.

Reconciliation to US Accounting Principles

The following is a summary of adjustments to net income and equity share owners’ funds which would be required if US Generally Accepted Accounting Principles (US GAAP) had been applied.

For the year ended 31 December
Notes	2006 £m	2005 £m	2004 £m
Net income
Profit for the year under IFRS	482.6	398.0	299.4
Profit attributable to minority interests	(46.8)	(34.1)	(26.4)
Profit attributable to equity holders of the parent under IFRS	435.8	363.9	273.0
US GAAP adjustments:
Amortisation of intangible assets	(a	)	(14.3)	(17.2)	(28.5)
Goodwill impairment	(a	)	(28.8)	(22.7)	(10.2)
Contingent consideration	(b	)	(33.2)	(73.9)	(90.5)
Accounting for derivatives	(c	)	7.9	(1.3)	(0.3)
Recognition of liabilities	(h	)	–	–	(16.1)
Pension accounting	(d	)	(9.1)	(15.9)	(9.5)
Employer payroll taxes	(e	)	3.2	1.7	2.0
Convertible debt	(i	)	6.4	12.7	–
Share-based compensation	(j	)	(0.7)	–	–
Share of results of associates	(k	)	(4.0)	–	–
Tax items	(f	)	(16.2)	4.1	0.4
Other	–	–	6.1
(88.8)	(112.5)	(146.6)
Net income as adjusted for US GAAP	347.0	251.4	126.4

Earnings per share
Basic earnings per share as adjusted for US GAAP	2	28.9	p	20.9	p	11.1p
Diluted earnings per share as adjusted for US GAAP	2	28.0	p	20.5	p	10.9p

As at 31 December
Notes	2006 £m	2005 £m	2004 £m
Equity share owners’ funds
Total equity under IFRS	3,918.4	3,985.8	3,065.7
Minority interests	(91.5)	(81.3)	(54.6)
Equity share owners’ funds under IFRS	3,826.9	3,904.5	3,011.1
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	(a	)	514.3	585.0	408.4
Other investments	(g	)	(9.7)	(1.4)	0.5
Contingent consideration	(b	)	(310.7)	(277.5)	(215.8)
Accounting for derivatives	(c	)	96.7	125.1	34.7
Recognition of liabilities	(h	)	–	–	(16.1)
Pension accounting	(d	)	1.3	13.4	0.9
Convertible debt	(i	)	(13.8)	(19.7)	–
Employer payroll taxes	(e	)	8.9	5.7	4.0
Interests in associates	(k	)	(4.0)	–	–
Tax items	(f	)	287.0	361.9	267.9
Other	–	–	15.3
570.0	792.5	499.8
Equity share owners’ funds as adjusted for US GAAP	4,396.9	4,697.0	3,510.9

Movement in equity share owners’ funds under US GAAP
	2006 £m	2005 £m	2004 £m
Net income for the year under US GAAP	347.0	251.4	126.4
Dividends paid	(118.9)	(100.2)	(81.6)
Retained earnings for the year	228.1	151.2	44.8
Non-cash share-based incentive plans (including stock options)	71.6	68.6	58.8
Exchange adjustments on foreign currency net investments	(401.8)	548.2	(172.8)
Ordinary shares issued in respect of acquisitions	–	422.3	–
Share issue/cancellation costs	(1.7)	(3.6)	(0.8)
Other ordinary shares issued	73.0	18.3	32.8
Share cancellations	(218.8)	(123.3)	(73.6)
Pension accounting	8.3	9.2	(11.6)
Net additions of own shares by ESOP trusts	(38.9)	(29.0)	(14.9)
Transfer to goodwill	–	(5.1)	(67.3)
Revaluation of other investments	1.2	19.1	2.3
Tax items	(21.1)	110.2	(2.0)
Other items	–	–	3.2
Net (reductions)/additions to share owners’ funds	(300.1)	1,186.1	(201.1)
Equity share owners’ funds at 1 January	4,697.0	3,510.9	3,712.0
Equity share owners’ funds at 31 December	4,396.9	4,697.0	3,510.9

Notes to the Reconciliation to US Accounting Principles

1 Significant differences between IFRS and US Generally Accepted Accounting Principles

The Group’s financial statements are prepared in accordance with IFRS which differ in certain significant respects from US GAAP. These differences relate principally to the following items:

(a) Goodwill and other intangibles

Capitalisation of goodwill

Under US GAAP (Statement of Financial Accounting Standards 141, Business Combinations, or SFAS 141) and IFRS (IFRS 3, Business Combinations), purchase consideration in respect of subsidiaries acquired is allocated on the basis of fair values to the various net assets, including intangible assets, at the dates of acquisition and any net balance is treated as goodwill. As the Group has elected not to restate its prior business combinations on transition to IFRS, goodwill arising on acquisitions before 1 January 1998 remains fully written off against equity share owners’ funds, consistent with the approach under UK GAAP as it stood prior to the transition to IFRS. In accordance with Financial Reporting Standard No. 10 (FRS 10, Goodwill and Intangible Assets), goodwill arising on acquisitions on or after 1 January 1998 and before the adoption of IFRS on 1 January 2004 has been capitalised as an intangible asset. This results in a difference in the gross carrying value of goodwill, including the impact of currency translation, of £1,118.7 million at 31 December 2006 (2005: £1,177.1 million). In addition, as allowed by IFRS 1, a revaluation associated with the acquisition of JWT was recorded in the year following its acquisition and is not recognised under US GAAP. This resulted in a difference in carrying value of £159.7 million. (2005: £175.0 million).

As allowed by IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004. Therefore WPP has historically amortised a number of acquisitions where the life of the goodwill was determined to be finite. IFRS 3 prohibits amortisation of goodwill and instead requires annual impairment testing. Under US GAAP (SFAS 142 Goodwill and Other Intangible Assets) goodwill is not amortised for business combinations completed after 30 June 2001; however, amortisation had been recorded under US GAAP historically on business combinations completed through 30 June 2001. This resulted in a difference in cumulative amortisation of goodwill, including the impact of currency translation, of £407.3 million at 31 December 2006 (2005: £457.3 million).

Under IFRS, and for acquisitions completed prior to 1 January 2004, UK GAAP, share consideration for acquisitions is measured by reference to the share price on the date the acquisition becomes effective, while under US GAAP the relevant measurement date is the date of the announcement of the proposed acquisition and its recommendation to share owners by the respective Boards of directors. For the acquisition of Young & Rubicam Inc, the share consideration was measured under UK GAAP at the share price on 4 October 2000 of £7.99, while under US GAAP, the share consideration was measured at £8.45, the share price on 12 May 2000. This resulted in a purchase price which differed, including the impact of currency translation, by £215.4 million (2005: £223.6 million) and a corresponding difference in the gross carrying amount of goodwill. For the acquisition of Grey, the share consideration was measured under IFRS at the share price on 7 March 2005 of £6.22, while under US GAAP the share consideration was measured at £5.14, the share price on 11 September 2004. This resulted in a purchase price difference, including the impact of currency translation, of £81.8 million (2005: £88.9 million).

Impairment

The Group’s indefinite-lived intangible assets consist of goodwill, including the impact of currency translation, and corporate brand names. The carrying value of these assets is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived intangible assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology. Impairment charges recorded under IFRS amounted to £35.5 million, £46.0 million and £40.6 million respectively, in 2006, 2005 and 2004. The impairment charges relate to certain under-performing businesses during each respective period where the impact of the current local economic conditions and trading circumstances on these businesses during each respective period was sufficiently severe to indicate impairment to the carrying value of goodwill. For further details on the Company’s annual impairment review, see note 13 to the consolidated financial statements.

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

Additional impairment charges of £28.8 million (£3.1 million related to Public Relations & Public Affairs, £6.5 million related to Branding & Identity, Healthcare and Specialist Communications, £0.3 million related to Information, Insight & Consultancy and £18.9 million related to Advertising & Media Investment Management), £22.7 million (£10.3 million related to Branding & Identity, Healthcare and Specialist Communications, £12.2 million related to Information, Insight & Consultancy and £0.2 million related to Advertising & Media Investment Management) and £10.2 million (£7.0 million related to Branding & Identity, Healthcare and Specialist Communications, £3.1 million related to Advertising & Media Investment Management and £0.3 million related to Public Relations & Public Affairs offset by a reduction of £0.2 million related to Information, Insight & Consultancy) were recorded under US GAAP in 2006, 2005 and 2004, respectively. Under UK GAAP, substantially all such impaired goodwill had been amortised or included in the write-off against share owners’ funds as at 1 January 1998, as more fully described in the Group’s accounting policies. The cumulative difference in goodwill resulting from incremental US GAAP impairment charges since the implementation of SFAS 142 amounts to £104.3 million as at 31 December 2006 (2005: £75.5 million).

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

Under IFRS (IAS 36, Impairment of Assets), the impairment test is only a one-step test, as more fully described in the note on accounting policies in the financial statements. This could give rise to a GAAP difference related to the impairment of goodwill. At 31 December 2006 this difference was immaterial.

Other intangibles

Under IFRS, the Group has applied IAS 38, Intangible Assets to acquisitions completed since 1 January 2004, which has resulted in the recognition of acquired intangible assets with a carrying value of £271.9 million and £330.3 million at 31 December 2006 and 2005, respectively. The Company generally assesses the fair value of identifiable intangible assets based on the net present value of expected future cash flows to be derived.

Under US GAAP, in accordance with the provisions of SFAS 141, effective for all business combinations initiated after 30 June 2001, the allocation of purchase consideration should include recognition of the fair value of identifiable intangible assets, as applicable, such as corporate brand names, customer relationships and proprietary tools. Intangible assets, net of amortisation, recognised under US GAAP with respect to business combinations completed prior to 1 January 2004 resulted in a difference in carrying value of acquired intangible assets of £52.3 million at 31 December 2006 (2005: £66.6 million). The additional charge in 2006 relating to amortisation and impairment of these intangibles was £14.3 million (2005: £17.2 million, 2004: £28.5 million).

Notes to the Reconciliation to US Accounting Principles (continued)

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

(b) Contingent consideration

Under IFRS, the Group provides for contingent consideration as a liability when it considers the likelihood of payment as probable. Under US GAAP, contingent consideration is not recognised until the underlying contingency is resolved and consideration is issued or becomes issuable. At 31 December 2006, the Group’s liabilities for vendor payments under IFRS totaled £235.5 million (2005: £220.0 million), of which £213.5 million (2005: £180.6 million) is dependent on the future performance of the interests acquired. As these liabilities are represented by goodwill arising on acquisitions, there is no net effect on equity share owners’ funds. Under US GAAP, however, a balance sheet classification difference arises such that liabilities and goodwill would each be reduced by the amount indicated as of each year end. This difference represents a continuing difference between IFRS and US GAAP.

In certain historical transactions the Group had considered that there was a commercial need to tie in vendors to the businesses acquired; however the directors believe that, in substance, payments made under earnouts represent purchase consideration rather than compensation for services. Under US GAAP, payments made to vendors which are conditional upon them remaining in employment with the Company under earnout are required to be treated as compensation, except in rare instances, and the anticipated compensation expense is therefore accrued on a systematic basis over the earnout period. As allowed by IFRS 1, the Group has elected not to apply IFRS 3 retrospectively to business combinations completed prior to 1 January 2004. Therefore, for these historical transactions such earnout payments are treated as compensation, while under IFRS the payments are treated as part of the purchase price of the transaction. This is a transitional difference between IFRS and US GAAP that will continue to affect the reconciliation of net income until the earnout periods on pre-1 January 2004 acquisitions expire.

(c) Accounting for derivative instruments and hedging activities

The Group has taken advantage of the exemption available under IFRS 1 not to apply IAS 32 and IAS 39 in respect of the year ended 31 December 2004. Therefore, as allowed by IFRS 1, in 2004, gains or losses on forward foreign exchange contracts were deferred and recognised in the profit and loss account or as adjustments to the carrying amount of fixed assets. Interest differentials as a result of interest rate swaps were recognised by adjusting net interest payable over the periods of the contract. Under US GAAP, the Group accounts for derivative instruments under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Statement requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. It also requires that changes in the derivative’s fair value be recognised currently in earnings unless specific hedge-accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Following the Group’s adoption of IAS 32 and IAS 39 on 1 January 2005, under IFRS derivatives are recognised in the balance sheet at fair value. However, GAAP differences remain with respect to certain derivatives terminated prior to 1 January 2005 and hedge relationships designated under IFRS with effect from that date, as follows:

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

(ii) under IFRS the Group has designated certain of its derivatives as hedging instruments in fair value and net investment hedge relationships with effect from 1 January 2005. Under US GAAP these derivatives are not designated as hedging instruments. Consequently, all changes in fair value of these derivatives are recognised in the income statement under US GAAP. Under IFRS, depending on the hedge relationship, changes in fair value of the derivatives may be deferred in equity or offset against changes in fair value of the hedged item within the income statement.

In addition, under IFRS, option agreements that allow the Group’s equity partners to require the Group to purchase a minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at present value of expected cash outflows. Under US GAAP, these options are recorded at their fair value.

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

(d) Pension accounting

Under IFRS, pension costs are accounted for in accordance with IAS 19, Employee Benefits. Under US GAAP, pension costs are determined in accordance with the requirements of SFAS 87, Employers’ Accounting for Pensions, SFAS 88, Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and, effective 31 December 2006, SFAS 158, Employers’ Accounting for Defined Benefit Pension and other Post Retirement Plans.

The differences in accounting policy are primarily due to differing treatment of actuarial gains and losses which arise over the accounting period (as a result of investment returns and demographic assumptions differing from those previously assumed, and also the effect of changing actuarial assumptions). Under IAS 19, these actuarial gains and losses are immediately recognised in the Statement of Recognised Income and Expense (‘SORIE’), whereas under SFAS 87 the actuarial gains and losses that at the beginning of the year exceed 10% of the greater of the value of assets and the projected benefit obligation, are amortised over the average future service period of the scheme members.

IAS 19 also requires prior service costs to be expensed over the period in which the benefit vests, whereas SFAS 87 provides for these costs to be amortised over the future service periods of those employees active at the date of the amendment who are expected to receive benefits under the plan.

The 2006 financial statements reflect a £9.1 million (2005: £15.9 million, 2004: £9.5 million) difference in the defined benefit pensions charge between IFRS and US GAAP. The difference in the defined benefit pension charge is largely due to the Group’s defined benefit schemes experiencing actuarial losses in past years which arose primarily from poor investment returns, somewhat offset by more recent investment returns in excess of expected returns, and changes in actuarial assumptions. The US GAAP charge includes an amortisation component in respect of these past losses, which is not reflected in the IFRS charge. Such gains and losses will be recycled out of other comprehensive income and continue to be amortised through the income statement over the remaining expected service period of the scheme members, consistent with the accounting in previous years.

Further, SFAS 87 requires the recognition of an additional liability to the extent that the liability in respect of any scheme does not cover the unfunded accumulated benefit obligation for that scheme. This has been amended by SFAS 158 which requires the employer to recognise the overfunded or underfunded status of a defined benefit pension and other postretirement plan as an asset or liability in its statement of financial position and to recognise the changes in that funded status in the year in which the changes occur through comprehensive income, a separate component of shareholders’ equity.

The 2006 US GAAP pension provision includes a £93.9 million adjustment for the introduction of SFAS 158, to recognise the overall underfunded status of the Group’s defined benefit pension plans. This replaces the additional minimum liability, which would have been £83.7 million under SFAS 87, and represented the amount by which the accumulated benefit obligation exceeded the fair value of plan assets, for a net adoption impact of £10.2 million. In aggregate, with the adoption of SFAS 158 under US GAAP, there remains a £1.0 million difference in the amount of pension deficit recognised on the balance sheet due to the irrecoverable surplus under IAS 19. Under IAS 19, recognition of a surplus is limited to the net present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan, while surplus recognition is not limited under SFAS 158.

(e) Employer payroll taxes

Under IFRS, provisions for National Insurance contributions are required to be measured initially at the date of grant of share-based awards and recognised over the vesting period. Under US GAAP, National Insurance contributions with respect to share-based awards are recognised on the date of the event triggering the measurement and payment of the contribution, which is generally the exercise or vesting date. This represents a continuing difference between IFRS and US GAAP.

(f) Tax items

Deferred taxes

Under both IFRS and US GAAP deferred taxes are accounted for on all temporary differences unless specifically excepted by the relevant standards. Deferred tax differences principally arise as a result of additional temporary differences between the IFRS and US GAAP carrying values of assets and liabilities relative to their tax bases, as described in detail throughout these Notes to the Reconciliation to US Accounting Principles.

Notes to the Reconciliation to US Accounting Principles (continued)

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

Treatment of pre-acquisition losses

Under IFRS (IAS 12, Income Taxes), the tax effect of the recognition of the asset in respect of the utilisation of pre-acquisition losses may be taken to the income statement. Under US GAAP, the tax effect of the recognition of the asset in respect of the utilisation of pre-acquisition losses is recorded to goodwill directly and has no impact on tax expense. In 2006, the adjustment for tax items includes £nil (2005: £nil, 2004: £6.5 million) of tax expense resulting from the utilisation of pre-acquisition losses and an £8.8 million reversal (2005: £1.1 million, 2004: £12.6 million) of associated goodwill write-off recorded under IAS 12.

Treatment of net operating losses

Under both IFRS and US GAAP, deferred tax assets are recognised for net operating loss carryforwards to the extent there exists an expectation of its utilisation in the future. However, the order in which the net operating losses are utilised differs under IFRS and US GAAP. Therefore, certain deferred tax assets recognised under IFRS are not recognisable under US GAAP. In 2006, this difference resulted in the elimination of £24.3 million of deferred taxes under US GAAP.

Share-based payments

Under US GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS, deferred tax assets are recognised based on the intrinsic gain at the year end. The amount recognised in the income statement is capped at the tax effected share award charge, with any excess being recognised directly in equity.

(g) Other investments

Under IFRS, other investments are classified as available-for-sale. They are recorded at fair value with changes in fair value being reported in equity. Under US GAAP, listed investments are also considered available for sale and are reported at fair value. Unlisted investments are carried at cost less any provision for other than temporary impairment, representing a continuing difference between IFRS and US GAAP. The aggregate carrying value of cost investments as of 31 December 2006 was £30.7 million (2005: £32.0 million, 2004: £7.9 million).

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

(i) Convertible debt

Under IFRS, IAS 32, ‘Financial Instruments: Disclosure and Presentation’, requires convertible debt instruments to be classified into both liability and equity elements, as described in the note on accounting policies in the financial statements.

Under US GAAP, conventional convertible debt instruments are accounted for under APB 14, ‘Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants’ which requires the issuer of a conventional convertible debt instrument issued without a substantial discount to account for the convertible debt entirely as a liability. As a result, under IFRS the initial recognition of the liability is for a lower amount than under US GAAP and consequently the finance cost under IFRS over the period to the redemption of the convertible debt is higher. The impact of this GAAP difference in 2006 is that the finance charges relating to the Group’s convertible debt under IFRS are £13.4 million (2005: £13.8 million, 2004: nil) higher than under US GAAP.

Convertible debt instruments in which the conversion feature provides for a settlement in a combination of cash and shares have the conversion feature separately accounted for as a liability under US GAAP. SFAS 133 requires such conversion features to be accounted for as an embedded derivative and measured at fair value at inception and at each balance sheet date with changes in fair value reported in the income statement. The impact of this GAAP difference in 2006 was an additional US GAAP finance cost of £7.0 million (2005: £1.1 million, 2004: nil) to recognise the movement in fair value of the conversion feature.

These differences between IFRS and US GAAP will continue.

1 Significant differences between IFRS and US Generally Accepted Accounting Principles (continued)

(j) Share-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognised in the financial statements at fair value. SFAS 123R is effective for the Group from 1 January 2006, but early adoption is encouraged. The Group has elected to adopt SFAS 123R effective 1 January 2004 using the modified retrospective method.

Under the modified retrospective method, from the effective date, compensation cost is recognised based on the requirements of SFAS 123R for all new share-based awards and based on the requirements of SFAS 123 for all awards granted prior to the effective date of SFAS 123R that remain unvested on the effective date. The impact on the 2004 US GAAP income statement was to reduce pre-tax income by £24.9 million, net income by £22.9 million, and each of basic and diluted earnings per share by 2.0p. The balance sheet as of 1 January 2004 reflects an increase in paid in capital and a corresponding decrease in retained earnings of £83.4 million.

The timing of vesting of certain of the Group’s share options are subject to a performance condition based on earnings per share growth relative to the UK retail price index. SFAS 123R requires plans with such performance criteria be accounted for under the liability method. The liability method, as set out in SFAS 123R, requires a liability to be recorded on the balance sheet until the condition is satisfied, whereas no liability is required for equity settled share awards under IFRS 2. In addition, in calculating the income statement charge for share awards under the liability method, the fair value of each award must be remeasured at each reporting date until the condition is satisfied, whereas for equity settled awards under IFRS the charge is calculated with reference to the grant fair value. Accordingly, £0.7 million of additional compensation expense was recognised in 2006 under US GAAP. As of 31 December 2006, this performance condition was met and, accordingly, these options are classified as equity instruments at 31 December 2006.

(k) Interests in associates

Under IFRS, included in the Group’s share of results of associates in 2006 is a £4.0 million gain in respect of the Group’s share of negative goodwill recognised in the income statements of its associate undertakings.

Under US GAAP, negative goodwill must first be applied to reduce the acquiree’s non-monetary assets to zero, with only any residual amount recognised in income. Therefore the £4.0 million of income recognised under IFRS has been reversed and applied against the investment balance.

2 Earnings per share – reconciliation from IFRS to US GAAP

Both basic and diluted earnings per share under US GAAP have been calculated by dividing the net income as adjusted for US GAAP differences by the weighted average number of shares in issue during the year. Under IFRS in 2004, the Group’s convertible bonds then in issue were dilutive in that year. Under US GAAP the Group’s convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings. Details on the securities are included in the note to the consolidated financial statements on earnings per share.

3 New US GAAP accounting pronouncements

The Group has considered the following recent US GAAP accounting pronouncements covering topics that may be applicable to our operations for their potential impact on our results of operations and financial position:

(i) Adopted in the current year:

SFAS 158

In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans. SFAS 158 amends FASB Statements 87, 88 and 132 ( R). SFAS 158 requires an employer to recognise the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. The statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS 158 is effective for the Group from 31 December 2006 and has been adopted as of this date.

Notes to the Reconciliation to US Accounting Principles (continued)

3 New US GAAP accounting pronouncements (continued)

SFAS 153

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets. SFAS 153 amends APB Opinion 29 replacing the exception from having to apply the fair value accounting provisions of APB 29 for non-monetary exchanges of similar productive assets with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for the first reporting period beginning after 15 June 2005. The adoption of SFAS 153 did not have a material impact on the Group’s consolidated results of operations or financial position.

SFAS 154

In May 2005, SFAS 154, Accounting Changes and Error Corrections – replacement of APB Opinion No. 20 and FASB Statement No. 3, was issued. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application to prior periods’ financial statements of changes in accounting principle unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005. The adoption of SFAS 154 did not impact the Group’s historical consolidated results of operations or financial position.

EITF 04-5

In June 2005, the EITF reached a consensus on Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), regarding how to evaluate whether a partnership should be consolidated by one of its partners. The scope of this Issue is limited to limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership) that are not variable interest entities under FASB Interpretation 46(R). The EITF concluded that a general partner or a group of general partners of a limited partnership is presumed to control the limited partnership, unless either the limited partners have the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or the limited partners have substantive participating rights. The guidance in the Issue is effective after 29 June 2005 for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other pre-existing limited partnerships, the guidance in this Issue is effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. The adoption of EITF 04-5 did not have a material impact on the Group’s financial statements.

FSP SFAS 115-1/124-1

In November 2005, the FASB issued FSP SFAS 115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance in this FSP addresses the determination of when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealised losses that have not been recognised as other-than-temporary impairments. The guidance in FSP SFAS 115-1/124-1 shall be applied to reporting periods beginning after 15 December 2005. The adoption of FSP SFAS 115-1/124-1 did not have a material impact on the Group’s consolidated results of operations or financial position and the Group has included the required disclosures in its financial statements.

(ii) To be adopted in future periods:

SFAS 155

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and SFAS 140. SFAS 155 resolves issues addressed in SFAS 133 Implementation Issue No.D1 – Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 provides relief from separately determining the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS 133. SFAS 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognised in earnings. Once fair value election has been made, the hybrid financial instrument may not be designated as a hedging instrument pursuant to SFAS 133. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not believe the adoption of SFAS 155 will have a material impact on the Group’s financial statements.

3 New US GAAP accounting pronouncements (continued)

SFAS 157 and SFAS 159

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 addresses issues relating to the definition of fair value, the methods used to measure fair value and expanded disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities Measurement, which includes an amendment of SFAS 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. These statements are effective for financial statements issued for fiscal years beginning after November 15, 2007. We are still in the process of assessing the full impact on the Group’s financial statements.

FIN 48

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109 (“FIN 48”), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in our tax returns. FIN 48 applied to accounting periods commencing after December 15, 2006. We are still in the process of assessing the full impact on the Group’s financial statements.

4 Supplemental discussion of presentational differences

Income Statement

Pension accounting

The 2006 IFRS defined benefit pensions charge includes net finance costs of £7.2 million (2005: £7.8 million, 2004: £9.5 million) that would be recognised as an operating expense under US GAAP.

Equity accounting

Under IFRS, the Group’s share of results of associates is presented above profit before interest and taxation. Under US GAAP, equity income is presented between income tax expense and income from continuing operations.

Balance Sheet

Debt

Under IFRS the Group initially states debt as the amount of the net proceeds after deduction of issue costs. US GAAP requires such costs to be recorded as a deferred charge and not as a reduction in the carrying value of the debt. The amount of issue costs included in debt at 31 December 2006 was £7.1 million (2005: £9.1 million).

Deferred Taxes

Under IFRS, the Group must disclose the gross deferred tax assets and liabilities as non-current. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current, depending on the items to which they relate, disclosed separately and presented on a net basis, by tax jurisdiction.

Pension accounting

IAS 19 does not require distinction between current and non-current portions of assets and liabilities arising from pensions and other post retirement benefits and therefore the provision of such benefits is recorded as a non-current liability under IFRS. In contrast, SFAS 158 requires classification of the liability as current or non-current. The amount of liability that would be required to be presented as a current liability under US GAAP at 31 December 2006 is £8.5 million.

Minority interest

IFRS (IFRS 3) requires minority interest to be measured at the minority’s share of fair value of net assets, while US GAAP (SFAS 141) requires minority interest to be carried at book value. As a result, at 31 December 2006, minority interest and net assets of the Group (principally intangible assets) would each be reduced by £7.5 million (2005: £5.7 million). Minority interest expense and amortization of intangible assets would similarly each be reduced by £1.8 million in 2006 (2005: £0.2 million).

Statement of Cash Flows

The consolidated cash flow statement of the Group presented in the consolidated financial statements has been prepared in accordance with IAS 7.

Notes to the Reconciliation to US Accounting Principles (continued)

5. Additional US GAAP pension disclosures

The following tables show the information required to be disclosed in accordance with SFAS 132, Employers’ Disclosure about Pension and Other Postretirement Benefits and SFAS No. 158, Employers’ Accounting for Defined Benefit Pensions and Other Postretirement Plans (SFAS 158), concerning the funded status of the Group’s defined benefit schemes at December 31 2006, 2005 and 2004.

	Year ended 31 December 2006
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	290.1	394.5	684.6
Service Cost	1.5	17.2	18.7
Interest Cost	13.4	18.6	32.0
Plan Participants’ Contributions	0.3	0.2	0.5
Benefits Paid	(11.6)	(28.5)	(40.1)
Actuarial Loss/(Gain)	1.8	(4.5)	(2.7)
Loss/(Gain) due to Exchange Rate Movements	–	(37.7)	(37.7)
Plan Amendments	0.3	0.1	0.4
Acquisitions	–	–	–
Reclassification	–	5.8	5.8
Curtailments, Settlements & Special Termination Benefits	–	(4.5)	(4.5)
Benefit Obligation at End of Year	295.8	361.2	657.0
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	235.7	217.5	453.2
Actual Return on Plan Assets	12.1	22.4	34.5
Employer Contributions	9.3	39.3	48.6
Plan Participants’ Contributions	0.3	0.2	0.5
Benefits Paid	(11.6)	(28.5)	(40.1)
(Loss)/Gain due to exchange rate movements	–	(23.1)	(23.1)
Acquisitions	–	–	–
Reclassification	–	0.7	0.7
Settlements	–	(3.9)	(3.9)
Fair Value of Plan Assets at End of Year	245.8	224.6	470.4
Amounts Recognized in the Statement of Financial Position (after application of FAS 158) consist of (for 2006 only):
Non-current Assets	–	5.7	5.7
Current Liabilities	–	(8.5)	(8.5)
Non-current Liabilities	(50.0)	(133.8)	(183.8)
Total	(50.0)	(136.6)	(186.6)
Amounts Recognized in Accumulated Other Comprehensive Income consist of:
Plan Net Loss / (Gain)	52.7	40.3	93.0
Prior Service Cost / (Credit)	–	0.9	0.9
Total	52.7	41.2	93.9
Estimated Amortizations from Accumulated Other Comprehensive Income into Net Periodic Benefit Cost (“NPBC”) over the next Fiscal Year
Estimated Amortization of Plan Net Losses / (Gains)	3.8	3.4	7.2
Estimated Amortization of Prior Service Costs / (Credits)	–	0.5	0.5
Accumulated Benefit Obligation	292.1	342.5	634.6
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets

5. Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2006
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Projected Benefit Obligation	295.8	247.3	543.1
Fair Value of Plan Assets	245.9	104.9	350.8
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Projected Benefit Obligation	295.8	229.0	524.8
Accumulated Benefit Obligation	292.1	222.9	515.0
Fair Value of Plan Assets	245.9	94.3	340.2
Components of NPBC and Other Amounts Recognized in Other Comprehensive Income
Net Periodic Benefit Cost
Service Cost	1.5	17.2	18.7
Interest Cost	13.4	18.6	32.0
Expected Return on Plan Assets	(12.1)	(13.1)	(25.2)
Amortization of Net (Gain)/Loss	3.5	4.6	8.1
Amortization of Prior Service Cost	0.3	0.5	0.8
Effect of Curtailments & Settlements	–	0.5	0.5
NPBC	6.6	28.3	34.9
Other Changes in Plan Assets and Benefit Obligations which would have been Recognized in Other Comprehensive Income if SFAS 158 had been applied throughout 2006
Net Loss / (Gain) Arising over the Year	1.8	(14.6)	(12.8)
New Prior Service Cost / (Credit) Arising over the Year	0.3	0.1	0.4
Amortization of Net (Loss) / Gain through NPBC	(3.5)	(4.6)	(8.1)
Amortization of Prior Service (Cost) / Credit through NPBC	(0.3)	(0.5)	(0.8)
Total Recognized in Other Comprehensive Income	(1.7)	(19.6)	(21.3)
Total Recognized in NPBC and Other Comprehensive Income	4.8	8.2	13.0
Weighted-average Assumptions as of end of Year
Discount Rate	5.1%	5.3%	5.2%
Expected Return on Plan Assets	5.6%	6.3%	6.0%
Rate of Compensation Increase	4.5%	3.6%	4.0%
Actual Asset Allocation (at year end)
Actual % of Assets Invested in Equities	18.8%	56.8%	36.9%
Actual % of Assets Invested in Debt Securities	43.7%	40.3%	42.1%
Actual % of Assets Invested in Property / Real Estate Assets	6.4%	1.4%	4.0%
Actual % of Assets Invested in Cash	2.3%	1.5%	2.0%
Actual % of Assets Invested in Insured Pensions	28.8%	0.0%	15.1%
Long Term Target Asset Allocation
Target % of Assets Invested in Equities	25.5%	52.8%	38.6%
Target % of Assets Invested in Debt Securities (incl. insured pensions)	63.1%	43.7%	53.8%
Target % of Assets Invested in Property / Real Estate Assets	8.1%	1.2%	4.8%
Target % of Assets Invested in Other Assets	3.4%	2.3%	2.9%
Estimated Future Contributions and Benefit Payments
Expected Employer Contributions during Fiscal Year 2007	16.1	33.9	50.0
Expected Benefit Payments during Fiscal Year 2007	11.8	24.0	35.8

Notes to the Reconciliation to US Accounting Principles (continued)

5. Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2006
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Expected Benefit Payments during Fiscal Year 2008	12.6	25.3	37.9
Expected Benefit Payments during Fiscal Year 2009	13.0	23.8	36.8
Expected Benefit Payments during Fiscal Year 2010	14.0	24.9	38.9
Expected Benefit Payments during Fiscal Year 2011	14.3	25.2	39.5
Expected Benefit Payments during Fiscal Years 2012-2016	78.6	137.4	216.0

The main weighted average assumptions used for the actuarial valuations and descriptions of the long-term investment policy are shown in note 25 to the consolidated financial statements.

	Incremental Effect of Applying FASB Statement No. 158 on Individual Line Items in the Statement of Financial Position 31 December 2006
	Before Application of Statement 158	Adjustments	After Application of Statement 158
	£ m	£ m	£ m
Intangible Assets	6,563.4	(0.9)	6,562.5
Liability for Pension Benefits	176.5	10.1	186.6
Deferred Income Taxes	69.9	(0.5)	69.4
Total Liabilities	10,180.6	10.6	10,191.2
Accumulated Other Comprehensive Income (exclusive of deferred tax)	82.9	11.0	93.9
Total Stockholders’ Equity	4,408.4	(11.5)	4,396.9

	Year ended 31 December 2005
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Change in Benefit Obligation
Benefit Obligation at Beginning of Year	262.9	332.3	595.2
Service Cost	1.6	16.8	18.4
Interest Cost	13.6	17.8	31.4
Plan Participants’ Contributions	0.3	0.3	0.6
Actuarial Loss	(11.1)	(16.7)	(27.8)
Benefits Paid	22.7	3.6	26.3
Loss/(Gain) due to Exchange Rate Movements	–	25.6	25.6
Plan Amendments	–	–	–
Acquisitions	–	14.2	14.2
Reclassification	0.1	11.3	11.4
Curtailments, Settlements & Special Termination Benefits	–	(10.7)	(10.7)
Benefit Obligation at End of Year	290.1	394.5	684.6
Change in Plan Assets
Fair Value of Plan Assets at Beginning of Year	208.2	184.7	392.9
Actual Return on Plan Assets	31.1	15.6	46.7
Employer Contributions	7.2	28.4	35.6
Plan Participants’ Contributions	0.3	0.3	0.6
Benefits Paid	(11.1)	(16.7)	(27.8)

5. Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2005
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
(Loss)/Gain due to Exchange Rate Movements	–	14.7	14.7
Acquisitions	–	1.2	1.2
Settlements	–	(10.7)	(10.7)
Fair Value of Plan Assets at End of Year	235.7	217.5	453.2
Reconciliation of Funded Status as of End of Year
Funded Status	(54.4)	(177.0)	(231.4)
Unrecognized Net Actuarial Loss	54.4	65.9	120.3
Unrecognized Prior Service Cost	–	1.3	1.3
Unrecognized Net Transition (Asset)/Obligation	–	–	–
Net Amount Recognized	–	(109.8)	(109.8)
Amounts Recognized in the Statement of Financial Position
Prepaid Benefit Cost	–	0.9	0.9
(Accrued) Benefit Liability	(50.9)	(168.0)	(218.9)
Intangible Asset	–	1.6	1.6
Accumulated Other Comprehensive Income	50.9	55.7	106.6
Net Amount Recognized	–	(109.8)	(109.8)
Other Comprehensive Income Attributable to change in Additional Minimum Liability Recognition	(1.7)	(2.0)	(3.7)
Additional Year-end Information for Plans with Benefit Obligations in Excess of Plan Assets
Benefit Obligation	290.1	369.2	659.3
Fair Value of Plan Assets	235.7	214.0	449.7
Additional Year-end Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets
Benefit Obligation	290.1	323.8	613.9
Accumulated Benefit Obligation	286.2	316.3	602.5
Fair Value of Plan Assets	235.7	177.1	412.8
Accumulated Benefit Obligation	286.2	353.6	639.8
Components of NPBC
Service Cost	1.6	16.8	18.4
Interest Cost	13.6	17.8	31.4
Expected Return on Plan Assets	(11.7)	(12.5)	(24.2)
Amortization of Prior Service Cost	–	0.5	0.5
Amortization of Net (Gain)/Loss	5.5	5.2	10.7
Effect of Curtailments & Settlements	–	3.2	3.2
NPBC	9.0	31.0	40.0
Weighted-average Assumptions as of end of Year
Discount Rate	4.7%	5.1%	4.9%
Expected Return on Plan Assets	5.2%	6.3%	5.7%
Rate of Compensation Increase	4.3%	3.7%	4.0%
Actual Asset Allocation (at year end)
Actual % of Assets Invested in Equities	18.2%	55.8%	36.2%
Actual % of Assets Invested in Debt Securities	43.6%	40.5%	42.2%
Actual % of Assets Invested in Property / Real Estate Assets	6.2%	1.3%	3.9%
Actual % of Assets Invested in Cash	0.9%	2.4%	1.6%
Actual % of Assets Invested in Insured Pensions	31.1%	0.0%	16.1%

Notes to the Reconciliation to US Accounting Principles (continued)

5. Additional US GAAP pension disclosures (continued)

	Year ended 31 December 2005
	UK schemes	Non UK schemes	Total
	£ m	£ m	£ m
Long Term Target Asset Allocation
Target % of Assets Invested in Equities	25.3%	53.4%	38.7%
Target % of Assets Invested in Debt Securities (incl. insured pensions)	66.3%	42.8%	55.0%
Target % of Assets Invested in Property / Real Estate Assets	8.1%	1.2%	4.8%
Target % of Assets Invested in Other Assets	0.3%	2.6%	1.5%
Estimated future contributions and benefit payments
Expected Employer Contributions During Fiscal Year 2006	7.7	28.0	35.7
Expected Benefit Payments During Fiscal Year 2006	9.5	22.0	31.5
Expected Benefit Payments During Fiscal Year 2007	9.6	24.4	34.0
Expected Benefit Payments During Fiscal Year 2008	10.2	23.5	33.7
Expected Benefit Payments During Fiscal Year 2009	10.6	25.1	35.7
Expected Benefit Payments During Fiscal Year 2010	11.4	25.7	37.1
Expected Benefit Payments During Fiscal Years 2011-2015	60.7	139.1	199.8

	Year ended 31 December 2004
	UK schemes	Non UK schemes	Total
Weighted-average Assumptions as of End of Year
Discount Rate	5.3%	5.3%	5.3%
Expected Return on Plan Assets	5.7%	6.4%	6.0%
Rate of Compensation Increase	4.3%	3.7%	4.0%

6. Supplemental tax disclosures

Deferred taxation

The following table details the IFRS deferred tax asset balances as shown in note 16 to the Consolidated Financial Statements:

	2006 £m	2005 £m
Deferred Tax Assets:
Unutilised Tax Losses	738.8	712.1
Deferred Compensation	85.6	21.8
Retirement Benefits	60.5	16.3
Goodwill	5.2	10.6
Other	58.7	164.1
	948.8	924.9
Less:
Valuation Allowance	(818.1)	(779.6)

	2006 £m	2005 £m
Deferred Tax Liabilities	(21.8)	(15.0)
	(839.9)	(794.6)
Net Deferred Tax Assets	108.9	130.3

6. Supplemental tax disclosures (continued)

No material deferred income tax liabilities are expected to arise on distributions of earnings of foreign subsidiaries as the Group intends to reinvest undistributed earnings that would otherwise give rise to such liabilities. Consistent with prior period statements and also US GAAP language on this topic.

Net operating losses totaling £2,463 million will expire as follows: 2014 – £106 million, 2017 – £76 million, 2018 – £67 million, 2019 – £4 million, 2020 – £212 million and 2021 and thereafter – £1,998 million.

An analysis of the US GAAP adjustment to share owners’ funds related to deferred tax items is presented below, all of which relate to differences arising as a consequence of the US GAAP adjustments disclosed above.

	2006 £m	2005 £m
Goodwill & Intangibles	315.0	337.3
Convertible debt	1.4	5.5
Compensation	(1.8)	(2.8)
Pension accounting	(0.3)	(1.0)
Other	(24.8)	–
Total Deferred Tax US GAAP adjustment	289.5	339.0
Other tax items	(2.5)	22.9
Total US GAAP Adjustment	287.0	361.9

7. Acquisition of Grey Global Group, Inc.

On 7 March 2005, the Company completed its acquisition of Grey Global Group, Inc. (“Grey”).

The following table sets forth certain proforma financial information for WPP as if the acquisition of Grey had occurred on 1 January 2005 and 2004, respectively. Other acquisitions completed during 2006, 2005 and 2004 were immaterial, individually and in the aggregate and have not been included in the pro forma information below. The proforma financial information is stated in accordance with IFRS.

	Year ended 31 December 2005 £	Year ended 31 December 2004 £
Revenue	5,480.8	5,090.5
Income before extraordinary items	358.3	309.2
Net income	358.3	309.2
Basic earnings per ordinary share	29.5p	25.5p
Diluted earnings per ordinary share	28.9p	24.7p

This unaudited pro forma financial information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which would have actually resulted had the combinations been in effect as of the dates presented.

8. Supplemental Segment Disclosures

The Company organises its businesses generally based on the nature of the services provided by each operating company. Where appropriate, operating companies are aggregated into the operating sectors shown below.

The following table shows long-lived assets attributable to each of the Company’s geographical areas:

	2006 £m	2005 £m
UK	980.8	667.9
North America	3,460.1	3,984.6
Continental Europe	2,004.9	2,305.2
Asia Pacific, Latin America, Africa & Middle East	1,177.7	1,108.9
	7,623.5	8,066.6

Revenues for the US were £2,174.6 million and £2,006.9 million for the years ended 31 December 2006 and 2005, respectively.

Notes to the Reconciliation to US Accounting Principles (continued)

9. Condensed consolidating financial information

Grey, WPP Finance (UK) and WPP Finance (USA) Corporation are issuers of certain securities registered under the Securities Act of 1933. These securities are guaranteed by WPP Group plc and WPP 2005 Limited and, in the case of WPP Finance (UK), also by Young & Rubicam Brands US Holdings. As a result, Grey, WPP Finance (UK), WPP Finance (USA) Corporation, Young & Rubicam Brands US Holdings, WPP Group plc and WPP 2005 Limited are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information as of and for the three years ended 31 December 2006 with respect to each subsidiary issuer is presented below. In October 2005, the company originally named WPP Group plc and now known as WPP 2005 Limited, completed a reorganisation of its capital and corporate structure pursuant to Section 425 of the Companies Act of 1985, resulting in the formation of the Company as the new parent company of WPP 2005 Limited.

On 19 December 2006, Young & Rubicam Brands US Holdings purchased Wunderman Worldwide, LLC (“Wunderman”), Landor, LLC (“Landor”) and Commonhealth LLC (“Commonhealth”) from a fellow subsidiary undertaking, WPP Finance (UK) and also on this date became a co-guarantor to WPP Finance (UK)’s registered security. The condensed consolidating financial information with respect to the co-guarantor, Young & Rubicam Brands US Holdings, and with respect to the issuer, WPP Finance (UK) as of and for the three years ended 31 December 2006 gives effect to the purchase of Wunderman, Landor and Commonhealth as if the transaction had occurred as of 1 January 2004.

In the event that Grey or WPP Finance (USA) Corporation fails to pay the holders of the securities, thereby requiring WPP Group plc or WPP 2005 Limited to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP Group plc or WPP 2005 Limited obtaining reimbursement for any such payments from Grey or WPP Finance (USA) Corporation. Similarly, in the event that WPP Finance (UK) fails to pay the holders of the securities, thereby requiring WPP Group plc, WPP 2005 Limited or Young & Rubicam Brands US Holdings to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP Group plc, WPP 2005 Limited or Young & Rubicam Brands US Holdings obtaining reimbursement for any such payments from WPP Finance (UK).

The condensed consolidating financial information with respect to the co-guarantor, Young & Rubicam Brands US Holdings and with respect to the issuer, WPP Finance (UK) as of and for the three years ended 31 December 2006 presented below gives effect to the purchase of Wunderman, Landor and Commonhealth by Young & Rubicam Brands US Holdings, an indirect wholly owned subsidiary of WPP Group plc, as if the transaction had occurred as of 1 January 2004.

Condensed consolidating income statement information

For the year ended 31 December 2006

£m

	WPP Group plc	Subsidiary guarantors¹	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	–	5,907.8	–	5,907.8
Direct costs	–	–	–	(296.8)	–	(296.8)
Gross profit	–	–	–	5,611.0	–	5,611.0
Operating costs	(7.8)	(60.4)	(9.9)	(4,791.3)	–	(4,869.4)
Operating profit/(loss)	(7.8)	(60.4)	(9.9)	819.7	–	741.6
Share of results of subsidiaries	443.6	615.4	–	–	(1,059.0)	–
Share of results of associates	–	–	–	41.1	–	41.1
Profit/(loss) before interest and taxation	435.8	555.0	(9.9)	860.8	(1,059.0)	782.7
Finance income	–	59.7	0.6	50.7	–	111.0
Finance costs	–	(162.9)	(24.2)	(24.6)	–	(211.7)
Profit/(loss) before taxation	435.8	451.8	(33.5)	886.9	(1,059.0)	682.0
Taxation	–	(8.2)	–	(191.2)	–	(199.4)
Profit/(loss) for the year	435.8	443.6	(33.5)	695.7	(1,059.0)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	(33.5)	648.9	(1,059.0)	435.8
Minority interests	–	–	–	46.8	–	46.8
	435.8	443.6	(33.5)	695.7	(1,059.0)	482.6
Reconciliation to US Accounting Principles:
Profit/(loss) attributable to parent under IFRS	435.8	443.6	(33.5)	648.9	(1,059.0)	435.8
US GAAP adjustments:
Amortisation of intangibles	(14.3)	(14.3)	–	(14.3)	28.6	(14.3)
Goodwill impairment	(28.8)	(28.8)	–	(28.8)	57.6	(28.8)
Contingent consideration	(33.2)	(33.2)	–	(33.2)	66.4	(33.2)
Accounting for derivatives	7.9	14.2	–	29.1	(43.3)	7.9
Pension accounting	(9.1)	(9.1)	–	(9.1)	18.2	(9.1)
Employer payroll taxes	3.2	3.2	–	3.2	(6.4)	3.2
Convertible debt	6.4	6.4	–	6.4	(12.8)	6.4
Share-based compensation	(0.7)	(0.7)	–	(0.7)	1.4	(0.7)
Interests in associates	(4.0)	(4.0)	–	(4.0)	8.0	(4.0)
Tax items	(16.2)	(16.2)	–	(16.2)	32.4	(16.2)
	(88.8)	(82.5)	–	(67.6)	150.1	(88.8)
Net income/(loss) as adjusted for US GAAP	347.0	361.1	(33.5)	581.3	(908.9)	347.0

¹	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings

Condensed consolidating income statement information

For the year ended 31 December 2005

£m

	WPP Group plc	Subsidiary guarantors¹	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	–	5,373.7	–	5,373.7
Direct costs	–	–	–	(241.0)	–	(241.0)
Gross profit	–	–	–	5,132.7	–	5,132.7
Operating costs	(3.4)	(35.6)	(4.9)	(4,436.0)	–	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	(4.9)	696.7	–	652.8
Share of results of subsidiaries	367.3	441.3	–	–	(808.6)	–
Share of results of associates	–	–	–	33.9	–	33.9
Profit/(loss) before interest and taxation	363.9	405.7	(4.9)	730.6	(808.6)	686.7
Finance income	–	44.3	–	43.3	–	87.6
Finance costs	–	(82.7)	(20.3)	(79.3)	–	(182.3)
Profit/(loss) before taxation	363.9	367.3	(25.2)	694.6	(808.6)	592.0
Taxation	–	–	–	(194.0)	–	(194.0)
Profit/(loss) for the year	363.9	367.3	(25.2)	500.6	(808.6)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	(25.2)	466.5	(808.6)	363.9
Minority interests	–	–	–	34.1	–	34.1
	363.9	367.3	(25.2)	500.6	(808.6)	398.0
Reconciliation to US Accounting Principles:
Profit/(loss) attributable to parent under IFRS	363.9	367.3	(25.2)	466.5	(808.6)	363.9
US GAAP adjustments:
Amortisation of intangibles	(17.2)	(17.2)	–	(17.2)	34.4	(17.2)
Goodwill impairment	(22.7)	(22.7)	–	(22.7)	45.4	(22.7)
Contingent consideration	(73.9)	(73.9)	–	(73.9)	147.8	(73.9)
Accounting for derivatives	(1.3)	(1.3)	–	(26.5)	27.8	(1.3)
Pension accounting	(15.9)	(15.9)	–	(15.9)	31.8	(15.9)
Employer payroll taxes	1.7	1.7	–	1.7	(3.4)	1.7
Convertible debt	12.7	12.7	–	12.7	(25.4)	12.7
Tax items	4.1	4.1	–	4.1	(8.2)	4.1
	(112.5)	(112.5)	–	(137.7)	250.2	(112.5)
Net income/(loss) as adjusted for US GAAP	251.4	254.8	(25.2)	328.8	(558.4)	251.4

¹	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings

Condensed consolidating income statement information

For the year ended 31 December 2004

£m

	WPP Group plc¹	Young & Rubicam Brands US Holdings	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	–	4,299.5	–	4,299.5
Direct costs	–	–	–	(225.1)	–	(225.1)
Gross profit	–	–	–	4,074.4	–	4,074.4
Operating costs	(30.3)	–	(2.9)	(3,565.7)	–	(3,598.9)
Operating profit/(loss)	(30.3)	–	(2.9)	508.7	–	475.5
Share of results of subsidiaries	326.6	43.7	–	–	(370.3)	–
Share of results of associates	–	–	–	29.5	–	29.5
Profit/(loss) before interest and taxation	296.3	43.7	(2.9)	538.2	(370.3)	505.0
Finance income	40.2	–	–	37.5	–	77.7
Finance costs	(63.5)	–	(10.4)	(74.4)	–	(148.3)
Profit/(loss) before taxation	273.0	43.7	(13.3)	501.3	(370.3)	434.4
Taxation	–	–	–	(135.0)	–	(135.0)
Profit/(loss) for the year	273.0	43.7	(13.3)	366.3	(370.3)	299.4
Attributable to:
Equity holders of the parent	273.0	43.7	(13.3)	339.9	(370.3)	273.0
Minority interests	–	–	–	26.4	–	26.4
	273.0	43.7	(13.3)	366.3	(370.3)	299.4
Reconciliation to US Accounting Principles:
Profit/(loss) attributable to parent under IFRS	273.0	43.7	(13.3)	339.9	(370.3)	273.0
US GAAP adjustments:
Amortisation of intangibles	(28.5)	–	–	(28.5)	28.5	(28.5)
Goodwill impairment	(10.2)	–	–	(10.2)	10.2	(10.2)
Contingent consideration deemed as compensation	(90.5)	–	–	(90.5)	90.5	(90.5)
Accounting for derivatives	(0.3)	–	–	(23.8)	23.8	(0.3)
Recognition of Liabilities	(16.1)	–	–	(16.1)	16.1	(16.1)
Pension accounting	(9.5)	–	–	(9.5)	9.5	(9.5)
Employer payroll taxes	2.0	–	–	2.0	(2.0)	2.0
Tax items	0.4	–	–	(0.4)	0.4	0.4
Other	6.1	–	–	6.1	(6.1)	6.1
	(146.6)	–	–	(170.9)	170.9	(146.6)
Net income/(loss) as adjusted for US GAAP	126.4	43.7	(13.3)	169.0	(199.4)	126.4

¹	Now known as WPP 2005 Limited

Condensed consolidating cash flow statement information

For the year ended 31 December 2006

£m

	WPP Group plc	Subsidiary guarantors¹	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	(794.7)	(413.5)	67.5	1,802.1	–	661.4
Investing activities
Acquisitions and disposals	–	(303.8)	264.4	(176.2)	–	(215.6)
Purchases of property, plant and equipment	–	(5.1)	–	(162.7)	–	(167.8)
Purchases of other intangible assets (including capitalised computer software)	–	–	–	(16.7)	–	(16.7)
Proceeds on disposal of property, plant and equipment	–	–	–	22.4	–	22.4
Net cash inflow/(outflow) from investing activities	–	(308.9)	264.4	(333.2)	–	(377.7)
Financing activities
Share option proceeds	–	70.9	–	–	–	70.9
Share repurchases and buybacks	(218.8)	–	–	(38.9)	–	(257.7)
Net increase/(decrease) in borrowings	403.9	(6.2)	–	(15.6)	–	382.1
Financing and share issue costs	(2.0)	–	–	(1.7)	–	(3.7)
Equity dividends paid	(118.9)	–	–	–	–	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(28.8)	–	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	–	(85.0)	–	43.9
Net (decrease)/increase in cash and cash equivalents	(730.5)	(657.7)	331.9	1,383.9	–	327.6
Translation differences	–	–	–	(50.3)	–	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	0.8	1,741.5	–	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	332.7	3,075.1	–	956.9

¹	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings

Condensed consolidating cash flow statement information

For the year ended 31 December 2005

£m

	WPP Group plc	Subsidiary guarantors¹	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	(9.3)	(139.9)	0.8	1,091.1	(105.2)	837.5
Investing activities
Acquisitions and disposals	–	(231.2)	–	(276.5)	–	(507.7)
Purchases of property, plant and equipment	–	(1.8)	–	(158.7)	–	(160.5)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(10.8)	–	(10.8)
Proceeds on disposal of property, plant and equipment	–	–	–	6.7	–	6.7
Net cash outflow from investing activities	–	(233.0)	–	(439.3)	–	(672.3)
Financing activities
Share option proceeds	2.1	18.2	–	–	–	20.3
Share repurchases and buybacks	(26.7)	(96.6)	–	(29.0)	–	(152.3)
Net decrease in borrowings	–	–	–	(595.2)	–	(595.2)
Financing and share issue costs	–	(2.2)	–	–	–	(2.2)
Equity dividends paid	–	(100.2)	–	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(24.0)	–	(24.0)
Net cash outflow from financing activities	(24.6)	(180.8)	–	(753.4)	105.2	(853.6)
Net (decrease)/increase in cash and cash equivalents	(33.9)	(553.7)	0.8	(101.6)	–	(688.4)
Translation differences	–	–	–	85.0	–	85.0
Cash and cash equivalents at beginning of year	–	(475.1)	–	1,758.1	–	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	0.8	1,741.5	–	679.6

¹	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings

Condensed consolidating cash flow statement information

For the year ended 31 December 2004

£m

	WPP Group plc¹	Young & Rubicam Brands US Holdings	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	192.3	–	(335.9)	816.5	(116.5)	556.4
Investing Activities
Acquisitions and disposals	(2.1)	–	–	(206.8)	–	(208.9)
Purchases of Property, plant and equipment	(1.7)	–	–	(88.0)	–	(89.7)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(5.9)	–	(5.9)
Proceeds on disposal of property, plant and equipment	–	–	–	9.3	–	9.3
Net cash outflow from investing activities	(3.8)	–	–	(291.4)	–	(295.2)
Financing activities
Share option proceeds	17.9	–	–	–	–	17.9
Share repurchases and buybacks	(73.7)	–	–	(15.0)	–	(88.7)
Net increase/(decrease) in borrowings	(230.5)	–	335.9	23.2	–	128.6
Financing and share issue costs	(1.3)	–	–	(3.7)	–	(5.0)
Equity dividends paid	(81.7)	–	–	(116.5)	116.5	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(22.5)	–	(22.5)
Net cash inflow/(outflow) from financing activities	(369.3)	–	335.9	(134.5)	116.5	(51.4)
Net (decrease)/increase in cash and cash equivalents	(180.8)	–	–	390.6	–	209.8
Translation differences	–	–	–	(44.6)	–	(44.6)
Cash and cash equivalents at beginning of year	(294.3)	–	–	1,412.1	–	1,117.8
Cash and cash equivalents at end of year	(475.1)	–	–	1,758.1	–	1,283.0

¹	Now known as WPP 2005 Limited.

Condensed consolidating balance sheet information

At 31 December 2006

£m

	WPP Group plc	Subsidiary guarantors¹	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	–	5,434.5	–	5,434.5
Other	–	–	–	1,115.4	–	1,115.4
Property, plant and equipment	–	7.6	–	407.7	–	415.3
Investment in subsidiaries	4,203.0	6,784.8	–	–	(10,987.8)	–
Interests in associates	–	–	–	411.4	–	411.4
Other investments	–	–	–	136.5	–	136.5
Deferred tax assets	–	–	–	108.9	–	108.9
Trade and other receivables	–	24.8	–	85.5	–	110.3
	4,203.0	6,817.2	–	7,699.9	(10,987.8)	7,732.3
Current assets
Inventory and work in progress	–	–	–	341.5	–	341.5
Corporate income tax recoverable	–	–	–	26.5	–	26.5
Trade and other receivables	1.3	45.2	4.5	4,880.9	–	4,931.9
Cash and short-term deposits	–	2.0	332.7	3,495.7	(2,166.7)	1,663.7
	1.3	47.2	337.2	8,744.6	(2,166.7)	6,963.6
Current Liabilities
Trade and other payables	(6.7)	(56.6)	(0.9)	(6,719.6)	–	(6,783.8)
Corporate income tax payable	–	–	–	(39.6)	–	(39.6)
Bank overdrafts and loans	(764.4)	(2,166.7)	–	(496.2)	2,166.7	(1,260.6)
	(771.1)	(2,223.3)	(0.9)	(7,255.4)	2,166.7	(8,084.0)
Net current assets (liabilities)	(769.8)	(2,176.1)	336.3	1,489.2	–	(1,120.4)
Total assets less current liabilities	3,433.2	4,641.1	336.3	9,189.1	(10,987.8)	6,611.9
Non-current liabilities
Bonds and bank loans	(402.3)	(447.9)	(325.4)	(42.1)	–	(1,217.7)
Trade and other payables	–	(12.2)	–	(319.7)	–	(331.9)
Corporate income tax liability	–	–	–	(383.7)	–	(383.7)
Deferred tax liabilities	–	(1.4)	–	(466.4)	–	(467.8)
Provisions for post-employment benefits	–	–	–	(187.6)	–	(187.6)
Provisions for liabilities and charges	–	–	–	(104.8)	–	(104.8)
	(402.3)	(461.5)	(325.4)	(1,504.3)	–	(2,693.5)
Net intercompany receivable/(payable)	796.0	23.4	–	(819.4)	–	–
Net assets	3,826.9	4,203.0	10.9	6,865.4	(10,987.8)	3,918.4
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,826.9	4,203.0	10.9	6,865.4	(10,987.8)	3,918.4
Minority interests	–	–	–	(91.5)	–	(91.5)
Equity share owners’ funds under IFRS	3,826.9	4,203.0	10.9	6,773.9	(10,987.8)	3,826.9
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation impairment and amounts capitalised under IFRS)	514.3	514.3	–	484.1	(998.4)	514.3
Other investments	(9.7)	(9.7)	–	(9.7)	19.4	(9.7)
Contingent consideration	(310.7)	(310.7)	–	(310.7)	621.4	(310.7)
Accounting for derivatives	96.7	103.0	–	117.9	(220.9)	96.7
Pension accounting	1.3	1.3	–	1.3	(2.6)	1.3
Convertible debt	(13.8)	(13.8)	–	(13.8)	27.6	(13.8)
Employer payroll taxes	8.9	8.9	–	8.9	(17.8)	8.9
Interests in associates	(4.0)	(4.0)	–	(4.0)	8.0	(4.0)
Tax items	287.0	287.0	–	287.0	(574.0)	287.0
	570.0	576.3	–	561.0	(1,137.3)	570.0
Equity share owners’ funds as adjusted for US GAAP	4,396.9	4,779.3	10.9	7,334.9	(12,125.1)	4,396.9

¹	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings

Condensed consolidating balance sheet information

At 31 December 2005

£m

	WPP Group plc	Subsidiary guarantors¹	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	–	5,675.2	–	5,675.2
Other	–	0.6	–	1,260.0	–	1,260.6
Property, plant and equipment	–	2.9	–	420.6	–	423.5
Investment in subsidiaries	3,897.4	6,332.2	–	–	(10,229.6)	–
Interests in associates	–	–	–	509.9	–	509.9
Other investments	–	–	–	55.3	–	55.3
Deferred tax assets	–	–	–	130.3	–	130.3
Trade and other receivables	–	25.2	–	116.9	–	142.1
	3,897.4	6,360.9	–	8,168.2	(10,229.6)	8,196.9
Current assets
Inventory and work in progress	–	–	–	281.5	–	281.5
Corporate income tax recoverable	–	–	–	21.0	–	21.0
Trade and other receivables	–	47.1	–	4,727.4	–	4,774.5
Cash and short-term deposits	–	1.3	0.8	2,143.2	(1,030.1)	1,115.2
	–	48.4	0.8	7,173.1	(1,030.1)	6,192.2
Current Liabilities
Trade and other payables	–	(57.5)	(1.0)	(6,769.9)	–	(6,828.4)
Corporate income tax payable	–	–	–	(56.5)	–	(56.5)
Bank overdrafts and loans	(33.9)	(1,030.1)	–	(511.2)	1,030.1	(545.1)
	(33.9)	(1,087.6)	(1.0)	(7,337.6)	1,030.1	(7,430.0)
Net current assets (liabilities)	(33.9)	(1,039.2)	(0.2)	(164.5)	–	(1,237.8)
Total assets less current liabilities	3,863.5	5,321.7	(0.2)	8,003.7	(10,229.6)	6,959.1
Non-current liabilities
Bonds and bank loans	–	(932.3)	(368.7)	(73.1)	–	(1,374.1)
Trade and other payables	–	–	–	(330.2)	–	(330.2)
Corporate income tax liability	–	–	–	(372.8)	–	(372.8)
Deferred tax liabilities	–	(9.6)	–	(523.5)	–	(533.1)
Provisions for post employment benefits	–	–	–	(231.4)	–	(231.4)
Provisions for liabilities and charges	–	–	–	(131.7)	–	(131.7)
	–	(941.9)	(368.7)	(1,662.7)	–	(2,973.3)
Net intercompany (payable)/receivable	41.0	(482.4)	(35.6)	477.0	–	–
Net assets	3,904.5	3,897.4	(404.5)	6,818.0	(10,229.6)	3,985.8
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,904.5	3,897.4	(404.5)	6,818.0	(10,229.6)	3,985.8
Minority interests	–	–	–	(81.3)	–	(81.3)
Equity share owners funds under IFRS	3,904.5	3,897.4	(404.5)	6,736.7	(10,229.6)	3,904.5
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	585.0	585.0	–	584.0	(1,169.0)	585.0
Other investments	(1.4)	(1.4)	–	(1.4)	2.8	(1.4)
Contingent consideration	(277.5)	(277.5)	–	(277.5)	555.0	(277.5)
Accounting for derivatives	125.1	125.1	–	93.0	(218.1)	125.1
Pension accounting	13.4	13.4	–	13.4	(26.8)	13.4
Convertible debt	(19.7)	(19.7)	–	(19.7)	39.4	(19.7)
Employer payroll taxes	5.7	5.7	–	5.7	(11.4)	5.7
Tax items	361.9	361.9	–	361.9	(723.8)	361.9
	792.5	792.5	–	759.4	(1,551.9)	792.5
Equity share owners’ funds as adjusted for US GAAP	4,697.0	4,689.9	(404.5)	7,496.1	(11,781.5)	4,697.0

¹	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings

Condensed consolidating balance sheet information

At 31 December 2004

£m

	WPP Group plc¹	Young & Rubicam Brands US Holdings	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	–	4,389.7	–	4,389.7
Other	–	–	–	773.6	–	773.6
Property, plant and equipment	3.1	–	–	306.7	–	309.8
Investment in subsidiaries	5,304.4	1,380.8	–	–	(6,685.2)	–
Interests in associates	–	–	–	385.5	–	385.5
Other Investments	–	–	–	8.1	–	8.1
Deferred tax assets	–	–	–	100.2	–	100.2
Trade and other receivables	–	–	–	59.5	–	59.5
	5,307.5	1,380.8	–	6,023.3	(6,685.2)	6,026.4
Current assets
Inventory and work in progress	–	–	–	220.6	–	220.6
Corporate income tax recoverable	–	–	–	24.2	–	24.2
Trade and other receivables	22.7	–	10.5	2,484.1	–	2,517.3
Trade receivables with working capital facility:
Gross receivables	–	–	–	545.7	–	545.7
Non-returnable proceeds	–	–	–	(261.0)	–	(261.0)
	–	–	–	284.7	–	284.7
Cash and short-term deposits	1.6	–	–	1,614.4	–	1,616.0
	24.3	–	10.5	4,628.0	–	4,662.8
Current Liabilities
Trade and other payables	(97.1)	–	–	(4,418.8)	–	(4,515.9)
Corporate income tax payable	–	–	–	(53.1)	–	(53.1)
Bank overdrafts and loans	(476.7)	–	(0.9)	(120.2)	–	(597.8)
	(573.8)	–	(0.9)	(4,592.1)	–	(5,166.8)
Net current assets (liabilities)	(549.5)	–	9.6	35.9	–	(504.0)
Total assets less current liabilities	4,758.0	1,380.8	9.6	6,059.2	(6,685.2)	5,522.4
Non-current liabilities
Bonds and bank loans	(905.0)	–	(351.1)	(62.5)	–	(1,318.6)
Trade and other payables	(16.1)	–	–	(229.9)	–	(246.0)
Corporate income tax liability	–	–	–	(290.6)	–	(290.6)
Deferred tax liabilities	–	–	–	(312.3)	–	(312.3)
Provisions for post-employment benefits	–	–	–	(202.3)	–	(202.3)
Provisions for liabilities and charges	–	–	–	(86.9)	–	(86.9)
	(921.1)	–	(351.1)	(1,184.5)	–	(2,456.7)
Net intercompany (payable) /receivable	(825.8)	–	(12.8)	838.6	–	–
Net assets	3,011.1	1,380.8	(354.3)	5,713.3	(6,685.2)	3,065.7
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,011.1	1,380.8	(354.3)	5,713.3	(6,685.2)	3,065.7
Minority interests	–	–	–	(54.6)	–	(54.6)
Equity Share Owners funds under IFRS	3,011.1	1,380.8	(354.3)	5,658.7	(6,685.2)	3,011.1

Condensed consolidating balance sheet information

At 31 December 2004 (continued)

£m

	WPP Group plc¹	Young & Rubicam Brands US Holdings	WPP Finance (UK)	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	408.4	(22.0)	–	408.4	(386.4)	408.4
Other investments	0.5	–	–	0.5	(0.5)	0.5
Contingent consideration	(215.8)	–	–	(215.8)	215.8	(215.8)
Accounting for derivatives	34.7	–	–	33.4	(33.4)	34.7
Recognition of liabilities	(16.1)	–	–	(16.1)	16.1	(16.1)
Pension accounting	0.9	–	–	0.9	(0.9)	0.9
Employer payroll taxes	4.0	–	–	4.0	(4.0)	4.0
Tax items	267.9	–	–	267.9	(267.9)	267.9
Other	15.3	–	–	15.3	(15.3)	15.3
	499.8	(22.0)	–	498.5	(476.5)	499.8
Share owners’ funds as adjusted for US GAAP	3,510.9	1,358.8	(354.3)	6,157.2	(7,161.7)	3,510.9

¹	Now known as WPP 2005 Limited.

The condensed consolidating financial information with respect to subsidiary issuer Grey as of and for three years ended 31 December 2006 is presented below. On 7 March 2005, the Company completed its acquisition of Grey Global Group Inc. Accordingly, the results of Grey from that date are included in the condensed consolidating financial information below.

Condensed consolidating income statement information

For the year ended 31 December 2006

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	85.4	5,822.4	–	5,907.8
Direct costs	–	–	–	(296.8)	–	(296.8)
Gross profit	–	–	85.4	5,525.6	–	5,611.0
Operating costs	(7.8)	(60.4)	(57.9)	(4,743.3)	–	(4,869.4)
Operating (loss)/profit	(7.8)	(60.4)	27.5	782.3	–	741.6
Share of results of subsidiaries	443.6	615.4	45.7	–	(1,104.7)	–
Share of results of associates	–	–	0.2	40.9	–	41.1
Profit before interest and taxation	435.8	555.0	73.4	823.2	(1,104.7)	782.7
Finance income	–	59.7	4.3	47.0	–	111.0
Finance costs	–	(162.9)	(40.5)	(8.3)	–	(211.7)
Profit before taxation	435.8	451.8	37.2	861.9	(1,104.7)	682.0
Taxation	–	(8.2)	(5.8)	(185.4)	–	(199.4)
Profit for the year	435.8	443.6	31.4	676.5	(1,104.7)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	31.4	629.7	(1,104.7)	435.8
Minority interests	–	–	–	46.8	–	46.8
	435.8	443.6	31.4	676.5	(1,104.7)	482.6
Reconciliation to US Accounting Principles:
Profit attributable to parent under IFRS	435.8	443.6	31.4	629.7	(1,104.7)	435.8
US GAAP adjustments:
Amortisation of intangibles	(14.3)	(14.3)	–	(14.3)	28.6	(14.3)
Goodwill impairment	(28.8)	(28.8)	–	(28.8)	57.6	(28.8)
Contingent consideration	(33.2)	(33.2)	–	(33.2)	66.4	(33.2)
Accounting for derivatives	7.9	14.2	0.7	28.4	(43.3)	7.9
Pension accounting	(9.1)	(9.1)	–	(9.1)	18.2	(9.1)
Employer payroll taxes	3.2	3.2	0.2	3.0	(6.4)	3.2
Convertible debt	6.4	6.4	(7.0)	13.4	(12.8)	6.4
Share-based compensation	(0.7)	(0.7)	–	(0.7)	1.4	(0.7)
Interests in associates	(4.0)	(4.0)	–	(4.0)	8.0	(4.0)
Tax items	(16.2)	(16.2)	1.2	(17.4)	32.4	(16.2)
	(88.8)	(82.5)	(4.9)	(62.7)	150.1	(88.8)
Net income as adjusted for US GAAP	347.0	361.1	26.5	567.0	(954.6)	347.0

Condensed consolidating income statement information

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	79.9	5,293.8	–	5,373.7
Direct costs	–	–	–	(241.0)	–	(241.0)
Gross profit	–	–	79.9	5,052.8	–	5,132.7
Operating costs	(3.4)	(35.6)	(76.3)	(4,364.6)	–	(4,479.9)
Operating (loss)/profit	(3.4)	(35.6)	3.6	688.2	–	652.8
Share of results of subsidiaries	367.3	441.3	60.2	–	(868.8)	–
Share of results of associates	–	–	–	33.9	–	33.9
Profit before interest and taxation	363.9	405.7	63.8	722.1	(868.8)	686.7
Finance income	–	44.3	5.5	37.8	–	87.6
Finance costs	–	(82.7)	(37.1)	(62.5)	–	(182.3)
Profit before taxation	363.9	367.3	32.2	697.4	(868.8)	592.0
Taxation	–	–	(7.5)	(186.5)	–	(194.0)
Profit for the year	363.9	367.3	24.7	510.9	(868.8)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	24.7	476.8	(868.8)	363.9
Minority interests	–	–	–	34.1	–	34.1
	363.9	367.3	24.7	510.9	(868.8)	398.0
Reconciliation to US Accounting Principles:
Profit attributable parent under IFRS	363.9	367.3	24.7	476.8	(868.8)	363.9
US GAAP adjustments:
Amortisation of intangibles	(17.2)	(17.2)	–	(17.2)	34.4	(17.2)
Goodwill impairment	(22.7)	(22.7)	–	(22.7)	45.4	(22.7)
Contingent consideration	(73.9)	(73.9)	0.3	(73.9)	147.5	(73.9)
Accounting for derivatives	(1.3)	(1.3)	(0.7)	(25.8)	27.8	(1.3)
Pension accounting	(15.9)	(15.9)	–	(15.9)	31.8	(15.9)
Employer payroll taxes	1.7	1.7	0.2	1.5	(3.4)	1.7
Convertible debt	12.7	12.7	(0.9)	13.6	(25.4)	12.7
Tax items	4.1	4.1	–	4.1	(8.2)	4.1
	(112.5)	(112.5)	(1.1)	(136.3)	249.9	(112.5)
Net income as adjusted for US GAAP	251.4	254.8	23.6	340.5	(618.9)	251.4

Condensed consolidating income statement information

For the year ended 31 December 2004

£m

	WPP Group plc¹	Grey Global Group Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	4,299.5	–	4,299.5
Direct costs	–	–	(225.1)	–	(225.1)
Gross profit	–	–	4,074.4	–	4,074.4
Operating costs	(30.3)	–	(3,568.6)	–	(3,598.9)
Operating (loss)/profit	(30.3)	–	505.8	–	475.5
Share of results of subsidiaries	326.6	–	–	(326.6)	–
Share of results of associates	–	–	29.5	–	29.5
Profit before interest and taxation	296.3	–	535.3	(326.6)	505.0
Finance income	40.2	–	37.5	–	77.7
Finance costs	(63.5)	–	(84.8)	–	(148.3)
Profit before taxation	273.0	–	488.0	(326.6)	434.4
Taxation	–	–	(135.0)	–	(135.0)
Profit for the year	273.0	–	353.0	(326.6)	299.4
Attributable to:
Equity holders of the parent	273.0	–	326.6	(326.6)	273.0
Minority interests	–	–	26.4	–	26.4
	273.0	–	353.0	(326.6)	299.4
Reconciliation to US Accounting Principles:
Profit attributable to parent under IFRS	273.0	–	326.6	(326.6)	273.0
US GAAP adjustments:
Amortisation of intangibles	(28.5)	–	(28.5)	28.5	(28.5)
Goodwill impairment	(10.2)	–	(10.2)	10.2	(10.2)
Contingent consideration	(90.5)	–	(90.5)	90.5	(90.5)
Accounting for derivatives	(0.3)	–	(23.8)	23.8	(0.3)
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	(9.5)	–	(9.5)	9.5	(9.5)
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Tax items	0.4	–	(0.4)	0.4	0.4
Other	6.1	–	6.1	(6.1)	6.1
	(146.6)	–	(170.9)	170.9	(146.6)
Net income as adjusted for US GAAP	126.4	–	155.7	(155.7)	126.4

¹	Now known as WPP 2005 Limited.

Condensed consolidating cash flow statement information

For the year ended 31 December 2006

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash (outflow)/inflow from operating activities	(794.7)	(677.9)	(59.4)	2,193.4	–	661.4
Investing activities
Acquisitions and disposals	–	(39.4)	–	(176.2)	–	(215.6)
Purchases of property, plant and equipment	–	(5.1)	(1.7)	(161.0)	–	(167.8)
Purchase of other intangible assets (including capitalised computer software)	–	–	(0.7)	(16.0)	–	(16.7)
Proceeds on disposal of property, plant and equipment	–	–	0.1	22.3	–	22.4
Net cash outflow from investing activities	–	(44.5)	(2.3)	(330.9)	–	(377.7)
Financing activities
Share option proceeds	–	70.9	–	–	–	70.9
Share repurchases and buybacks	(218.8)	–	–	(38.9)	–	(257.7)
Net increase/(decrease) in borrowings	403.9	(6.2)	–	(15.6)	–	382.1
Financing and share issue costs	(2.0)	–	–	(1.7)	–	(3.7)
Equity dividends paid	(118.9)	–	–	–	–	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(28.8)	–	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	–	(85.0)	–	43.9
Net (decrease)/increase in cash and cash equivalents	(730.5)	(657.7)	(61.7)	1,777.5	–	327.6
Translation differences	–	–	2.5	(52.8)	–	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	(20.8)	1,763.1	–	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	(80.0)	3,487.8	–	956.9

Condensed consolidating cash flow statement information

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash (outflow)/inflow from operating activities	(9.3)	(139.9)	(62.6)	1,154.5	(105.2)	837.5
Investing activities
Acquisitions and disposals	–	(231.2)	99.0	(375.5)	–	(507.7)
Purchases of property, plant and equipment	–	(1.8)	(3.7)	(155.0)	–	(160.5)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(10.8)	–	(10.8)
Proceeds on disposal of property, plant and equipment	–	–	–	6.7	–	6.7
Net cash (outflow)/inflow from investing activities	–	(233.0)	95.3	(534.6)	–	(672.3)
Financing activities
Share option proceeds	2.1	18.2	–	–	–	20.3
Share repurchases and buybacks	(26.7)	(96.6)	–	(29.0)	–	(152.3)
Net decrease in borrowings	–	–	(65.3)	(529.9)	–	(595.2)
Financing and share issue costs	–	(2.2)	–	–	–	(2.2)
Equity dividends paid	–	(100.2)	–	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(24.0)	–	(24.0)
Net cash outflow from financing activities	(24.6)	(180.8)	(65.3)	(688.1)	105.2	(853.6)
Net decrease in cash and cash equivalents	(33.9)	(553.7)	(32.6)	(68.2)	–	(688.4)
Translation differences	–	–	11.8	73.2	–	85.0
Cash and cash equivalents at beginning of year	–	(475.1)	–	1,758.1	–	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	(20.8)	1,763.1	–	679.6

Condensed consolidating cash flow statement information

For the year ended 31 December 2004

£m

	WPP Group plc¹	Grey Global Group, Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	192.3	–	480.6	(116.5)	556.4
Investing activities
Acquisitions and disposals	(2.1)	–	(206.8)	–	(208.9)
Purchases of property, plant and equipment	(1.7)	–	(88.0)	–	(89.7)
Purchase of other intangibles (including capitalised computer software)	–	–	(5.9)	–	(5.9)
Proceeds on disposal of property, plant and equipment	–	–	9.3	–	9.3
Net cash outflow from investing activities	(3.8)	–	(291.4)	–	(295.2)
Financing activities
Share option proceeds	17.9	–	–	–	17.9
Share repurchases and buy backs	(73.7)	–	(15.0)	–	(88.7)
Net increase/(decrease) in borrowings	(230.5)	–	359.1	–	128.6
Financing and share issue costs	(1.3)	–	(3.7)	–	(5.0)
Equity dividends paid	(81.7)	–	(116.5)	116.5	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	(22.5)	–	(22.5)
Net cash (outflow)/inflow from financing activities	(369.3)	–	201.4	116.5	(51.4)
Net (decrease)/increase in cash and cash equivalents	(180.8)	–	390.6	–	209.8
Translation differences	–	–	(44.6)	–	(44.6)
Cash and cash equivalents at beginning of year	(294.3)	–	1,412.1	–	1,117.8
Cash and cash equivalents at end of year	(475.1)	–	1,758.1	–	1,283.0

¹	Now known as WPP 2005 Limited.

Condensed consolidating balance sheet information

At 31 December 2006

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	10.6	5,423.9	–	5,434.5
Other	–	–	101.2	1,014.2	–	1,115.4
Property, plant and equipment	–	7.6	10.2	397.5	–	415.3
Investment in subsidiaries	4,203.0	6,784.8	1,266.5	–	(12,254.3)	–
Interests in associates	–	–	7.4	404.0	–	411.4
Other investments	–	–	–	136.5	–	136.5
Deferred tax assets	–	–	–	108.9	–	108.9
Trade and other receivables	–	24.8	–	85.5	–	110.3
	4,203.0	6,817.2	1,395.9	7,570.5	(12,254.3)	7,732.3
Current assets
Inventory and work in progress	–	–	5.0	336.5	–	341.5
Corporate income tax recoverable	–	–	–	26.5	–	26.5
Trade and other receivables	1.3	45.2	114.3	4,771.1	–	4,931.9
Cash and short-term deposits	–	2.0	43.0	3,785.4	(2,166.7)	1,663.7
	1.3	47.2	162.3	8,919.5	(2,166.7)	6,963.6
Current Liabilities
Trade and other payables	(6.7)	(56.6)	(98.8)	(6,621.7)	–	(6,783.8)
Corporate income tax payable	–	–	(19.4)	(20.2)	–	(39.6)
Bank overdrafts and loans	(764.4)	(2,166.7)	(123.0)	(373.2)	2,166.7	(1,260.6)
	(771.1)	(2,223.3)	(241.2)	(7,015.1)	2,166.7	(8,084.0)
Net current assets (liabilities)	(769.8)	(2,176.1)	(78.9)	1,904.4	–	(1,120.4)
Total assets less current liabilities	3,433.2	4,641.1	1,317.0	9,474.9	(12,254.3)	6,611.9
Non-current liabilities
Bonds and bank loans	(402.3)	(447.9)	(82.9)	(284.6)	–	(1,217.7)
Trade and other payables	–	(12.2)	(20.0)	(299.7)	–	(331.9)
Corporate income tax liability	–	–	–	(383.7)	–	(383.7)
Deferred tax liabilities	–	(1.4)	(40.2)	(426.2)	–	(467.8)
Provisions for post employment benefits	–	–	–	(187.6)	–	(187.6)
Provisions for liabilities and charges	–	–	(2.1)	(102.7)	–	(104.8)
	(402.3)	(461.5)	(145.2)	(1,684.5)	–	(2,693.5)
Net intercompany (payable)/receivable	796.0	23.4	(377.4)	(442.0)	–	–
Net assets	3,826.9	4,203.0	794.4	7,348.4	(12,254.3)	3,918.4
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,826.9	4,203.0	794.4	7,348.4	(12,254.3)	3,918.4
Minority interests	–	–	–	(91.5)	–	(91.5)
Equity share owners funds under IFRS	3,826.9	4,203.0	794.4	7,256.9	(12,254.3)	3,826.9
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	514.3	514.3	(81.8)	596.1	(1,028.6)	514.3
Other investments	(9.7)	(9.7)	–	(9.7)	19.4	(9.7)
Contingent consideration	(310.7)	(310.7)	–	(310.7)	621.4	(310.7)
Accounting for derivatives	96.7	103.0	(0.3)	117.9	(220.6)	96.7
Pension accounting	1.3	1.3	–	1.3	(2.6)	1.3
Convertible debt	(13.8)	(13.8)	(8.6)	(5.2)	27.6	(13.8)
Employer payroll taxes	8.9	8.9	0.3	8.6	(17.8)	8.9
Interests in associates	(4.0)	(4.0)	–	(4.0)	8.0	(4.0)
Tax items	287.0	287.0	(0.6)	287.6	(574.0)	287.0
	570.0	576.3	(91.0)	681.9	(1,167.2)	570.0
Equity share owners’ funds as adjusted for US GAAP	4,396.9	4,779.3	703.4	7,938.8	(13,421.5)	4,396.9

Condensed consolidating balance sheet information

At 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	Grey Global Group, Inc	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets
Goodwill	–	–	10.9	5,664.3	–	5,675.2
Other	–	0.6	122.4	1,137.6	–	1,260.6
Property, plant and equipment	–	2.9	11.6	409.0	–	423.5
Investment in subsidiaries	3,897.4	6,332.2	1,361.9	–	(11,591.5)	–
Interests in associates	–	–	8.6	501.3	–	509.9
Other investments	–	–	–	55.3	–	55.3
Deferred tax assets	–	–	–	130.3	–	130.3
Trade and other receivables	–	25.2	–	116.9	–	142.1
	3,897.4	6,360.9	1,515.4	8,014.7	(11,591.5)	8,196.9
Current assets
Corporate income recoverable	–	–	–	21.0	–	21.0
Inventory and work in progress	–	–	–	281.5	–	281.5
Trade and other receivables	–	47.1	178.6	4,548.8	–	4,774.5
Cash and short-term deposits	–	1.3	0.2	2,143.8	(1,030.1)	1,115.2
	–	48.4	178.8	6,995.1	(1,030.1)	6,192.2
Current Liabilities
Trade and other payables	–	(57.5)	(184.6)	(6,586.3)	–	(6,828.4)
Corporate income taxes payable	–	–	(0.8)	(55.7)	–	(56.5)
Bank overdrafts and loans	(33.9)	(1,030.1)	(21.0)	(490.2)	1,030.1	(545.1)
	(33.9)	(1,087.6)	(206.4)	(7,132.2)	1,030.1	(7,430.0)
Net current assets (liabilities)	(33.9)	(1,039.2)	(27.6)	(137.1)	–	(1,237.8)
Total assets less current liabilities	3,863.5	5,321.7	1,487.8	7,877.6	(11,591.5)	6,959.1
Non-current liabilities
Bonds and bank loans	–	(932.3)	(100.7)	(341.1)	–	(1,374.1)
Trade and other payables	–	–	(10.1)	(320.1)	–	(330.2)
Corporate income tax liability	–	–	–	(372.8)	–	(372.8)
Deferred tax liabilities	–	(9.6)	(75.2)	(448.3)	–	(533.1)
Provisions for post employment benefits	–	–	–	(231.4)	–	(231.4)
Provisions for liabilities and charges	–	–	(1.8)	(129.9)	–	(131.7)
	–	(941.9)	(187.8)	(1,843.6)	–	(2,973.3)
Net intercompany (payable)/receivable	41.0	(482.4)	(444.2)	885.6	–	–
Net assets	3,904.5	3,897.4	855.8	6,919.6	(11,591.5)	3,985.8
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,904.5	3,897.4	855.8	6,919.6	(11,591.5)	3,985.8
Minority interests	–	–	–	(81.3)	–	(81.3)
Equity share owners funds under IFRS	3,904.5	3,897.4	855.8	6,838.3	(11,591.5)	3,904.5
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	585.0	585.0	(74.8)	586.1	(1,096.3)	585.0
Other investments	(1.4)	(1.4)	–	(1.4)	2.8	(1.4)
Contingent consideration	(277.5)	(277.5)	–	(277.7)	555.2	(277.5)
Accounting for derivatives	125.1	125.1	0.3	92.7	(218.1)	125.1
Pension accounting	13.4	13.4	–	13.4	(26.8)	13.4
Convertible debt	(19.7)	(19.7)	(1.1)	(18.6)	39.4	(19.7)
Employer payroll taxes	5.7	5.7	0.2	5.5	(11.4)	5.7
Tax items	361.9	361.9	(2.8)	364.7	(723.8)	361.9
	792.5	792.5	(78.2)	764.7	(1,479.0)	792.5
Equity share owners’ funds as adjusted for US GAAP	4,697.0	4,689.9	777.6	7,603.0	(13,070.5)	4,697.0

Condensed consolidating balance sheet information

At 31 December 2004

£m

	WPP Group plc¹	Grey Global Group, Inc.	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	–	–	4,389.7	–	4,389.7
Other	–	–	773.6	–	773.6
Property, plant and equipment	3.1	–	306.7	–	309.8
Investment in subsidiaries	5,304.4	–	–	(5,304.4)	–
Interest in associates	–	–	385.5	–	385.5
Other Investments	–	–	8.1	–	8.1
Deferred tax assets	–	–	100.2	–	100.2
Trade and other receivables	–	–	59.5	–	59.5
	5,307.5	–	6,023.3	(5,304.4)	6,026.4
Current assets
Inventory and work in progress	–	–	220.6	–	220.6
Corporate income tax recoverable	–	–	24.2	–	24.2
Trade and other receivables	22.7	–	2,494.6	–	2,517.3
Trade receivables with working capital Facility:
Gross Receivables	–	–	545.7	–	545.7
Non-returnable proceeds	–	–	(261.0)	–	(261.0)
	–	–	284.7	–	284.7
Cash and short-term deposits	1.6	–	1,614.4	–	1,616.0
	24.3	–	4,638.5	–	4,662.8
Current Liabilities
Trade and other payables	(97.1)	–	(4,418.8)	–	(4,515.9)
Corporate income taxes payable	–	–	(53.1)	–	(53.1)
Bank overdrafts and loans	(476.7)	–	(121.1)	–	(597.8)
	(573.8)	–	(4,593.0)	–	(5,166.8)
Net current assets (liabilities)	(549.5)	–	45.5	–	(504.0)
Total assets less current liabilities	4,758.0	–	6,068.8	(5,304.4)	5,522.4
Non-current liabilities
Bonds and bank loans	(905.0)	–	(413.6)	–	(1,318.6)
Trade and other payables	(16.1)	–	(229.9)	–	(246.0)
Corporate income tax liability	–	–	(290.6)	–	(290.6)
Deferred tax liabilities	–	–	(312.3)	–	(312.3)
Provisions for post employment benefits	–	–	(202.3)	–	(202.3)
Provisions for liabilities and charges	–	–	(86.9)	–	(86.9)
	(921.1)	–	(1,535.6)	–	(2,456.7)
Net intercompany (payable) /receivable	(825.8)	–	825.8	–	–
Net assets	3,011.1	–	5,359.0	(5,304.4)	3,065.7
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,011.1	–	5,359.0	(5,304.4)	3,065.7
Minority interests	–	–	(54.6)	–	(54.6)
Equity Share Owners funds under IFRS	3,011.1	–	5,304.4	(5,304.4)	3,011.1
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	408.4	–	408.4	(408.4)	408.4
Other investments	0.5	–	0.5	(0.5)	0.5
Contingent consideration	(215.8)	–	(215.8)	215.8	(215.8)
Accounting for derivatives	34.7	–	33.4	(33.4)	34.7
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	0.9	–	0.9	(0.9)	0.9
Employer payroll taxes	4.0	–	4.0	(4.0)	4.0
Tax items	267.9	–	267.9	(267.9)	267.9
Other	15.3	–	15.3	(15.3)	15.3
	499.8	–	498.5	(498.5)	499.8
Share owners’ funds as adjusted for US GAAP	3,510.9	–	5,802.9	(5,802.9)	3,510.9

¹Now known as WPP 2005 Limited.

The condensed consolidating financial information with respect to subsidiary issuer WPP Finance (USA) Corporation as of and for the three years ended 31 December 2006 is presented below:

Condensed consolidating income statement information

For the year ended 31 December 2006

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	–	5,907.8	–	5,907.8
Direct costs	–	–	–	(296.8)	–	(296.8)
Gross profit	–	–	–	5,611.0	–	5,611.0
Operating costs	(7.8)	(60.4)	(1.2)	(4,800.0)	–	(4,869.4)
Operating profit/(loss)	(7.8)	(60.4)	(1.2)	811.0	–	741.6
Share of results of subsidiaries	443.6	615.4	–	–	(1,059.0)	–
Share of results of associates	–	–	–	41.1	–	41.1
Profit/(loss) before interest and taxation	435.8	555.0	(1.2)	852.1	(1,059.0)	782.7
Finance income	–	59.7	3.7	47.6	–	111.0
Finance costs	–	(162.9)	(3.7)	(45.1)	–	(211.7)
Profit/(loss) before taxation	435.8	451.8	(1.2)	854.6	(1,059.0)	682.0
Taxation	–	(8.2)	–	(191.2)	–	(199.4)
Profit/(loss) for the year	435.8	443.6	(1.2)	663.4	(1,059.0)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	(1.2)	616.6	(1,059.0)	435.8
Minority interests	–	–	–	46.8	–	46.8
	435.8	443.6	(1.2)	663.4	(1,059.0)	482.6
Reconciliation to US Accounting Principles:
Profit attributable to parent under IFRS	435.8	443.6	(1.2)	616.6	(1,059.0)	435.8
US GAAP adjustments:
Amortisation of intangibles	(14.3)	(14.3)	–	(14.3)	28.6	(14.3)
Goodwill impairment	(28.8)	(28.8)	–	(28.8)	57.6	(28.8)
Contingent consideration	(33.2)	(33.2)	–	(33.2)	66.4	(33.2)
Accounting for derivatives	7.9	14.2	–	29.1	(43.3)	7.9
Pension accounting	(9.1)	(9.1)	–	(9.1)	18.2	(9.1)
Employer payroll taxes	3.2	3.2	–	3.2	(6.4)	3.2
Convertible debt	6.4	6.4	–	6.4	(12.8)	6.4
Share-based compensation	(0.7)	(0.7)	–	(0.7)	1.4	(0.7)
Interests in associates	(4.0)	(4.0)	–	(4.0)	8.0	(4.0)
Tax items	(16.2)	(16.2)	–	(16.2)	32.4	(16.2)
	(88.8)	(82.5)	–	(67.6)	150.1	(88.8)
Net income/(loss) as adjusted for US GAAP	347.0	361.1	(1.2)	549.0	(908.9)	347.0

Condensed consolidating income statement information

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	–	5,373.7	–	5,373.7
Direct costs	–	–	–	(241.0)	–	(241.0)
Gross profit	–	–	–	5,132.7	–	5,132.7
Operating costs	(3.4)	(35.6)	–	(4,440.9)	–	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	–	691.8	–	652.8
Share of results of subsidiaries	367.3	441.3	–	–	(808.6)	–
Share of results of associates	–	–	–	33.9	–	33.9
Profit before interest and taxation	363.9	405.7	–	725.7	(808.6)	686.7
Finance income	–	44.3	7.6	35.7	–	87.6
Finance costs	–	(82.7)	(7.8)	(91.8)	–	(182.3)
Profit/(loss) before taxation	363.9	367.3	(0.2)	669.6	(808.6)	592.0
Taxation	–	–	–	(194.0)	–	(194.0)
Profit for the year	363.9	367.3	(0.2)	475.6	(808.6)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	(0.2)	441.5	(808.6)	363.9
Minority interests	–	–	–	34.1	–	34.1
	363.9	367.3	(0.2)	475.6	(808.6)	398.0
Reconciliation to US Accounting Principles:
Profit attributable to parent under IFRS	363.9	367.3	(0.2)	441.5	(808.6)	363.9
US GAAP adjustments:
Amortisation of intangibles	(17.2)	(17.2)	–	(17.2)	34.4	(17.2)
Goodwill impairment	(22.7)	(22.7)	–	(22.7)	45.4	(22.7)
Contingent consideration	(73.9)	(73.9)	–	(73.9)	147.8	(73.9)
Accounting for derivatives	(1.3)	(1.3)	–	(26.5)	27.8	(1.3)
Pension accounting	(15.9)	(15.9)	–	(15.9)	31.8	(15.9)
Employer payroll taxes	1.7	1.7	–	1.7	(3.4)	1.7
Convertible debt	12.7	12.7	–	12.7	(25.4)	12.7
Tax items	4.1	4.1	–	4.1	(8.2)	4.1
	(112.5)	(112.5)	–	(137.7)	250.2	(112.5)
Net income/(loss) as adjusted for US GAAP	251.4	254.8	(0.2)	303.8	(558.4)	251.4

Condensed consolidating income statement information

For the year ended 31 December 2004

£m

	WPP Group plc¹	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	–	–	4,299.5	–	4,299.5
Direct costs	–	–	(225.1)	–	(225.1)
Gross profit	–	–	4,074.4	–	4,074.4
Operating costs	(30.3)	–	(3,568.6)	–	(3,598.9)
Operating profit/(loss)	(30.3)	–	505.8	–	475.5
Share of results of subsidiaries	326.6	–	–	(326.6)	–
Share of results of associates	–	–	29.5	–	29.5
Profit before interest and taxation	296.3	–	535.3	(326.6)	505.0
Finance income	40.2	11.0	26.5	–	77.7
Finance costs	(63.5)	(11.3)	(73.5)	–	(148.3)
Profit before taxation	273.0	(0.3)	488.3	(326.6)	434.4
Taxation	–	–	(135.0)	–	(135.0)
Profit/loss for the year	273.0	(0.3)	353.3	(326.6)	299.4
Attributable to:
Equity holders of the parent	273.0	(0.3)	326.9	(326.6)	273.0
Minority interests	–	–	26.4	–	26.4
	273.0	(0.3)	353.3	(326.6)	299.4
Reconciliation to US Accounting Principles:
Profit attributable to parent under IFRS	273.0	(0.3)	326.9	(326.6)	273.0
US GAAP adjustments:
Amortisation of intangibles	(28.5)	–	(28.5)	28.5	(28.5)
Goodwill impairment	(10.2)	–	(10.2)	10.2	(10.2)
Contingent consideration deemed as compensation	(90.5)	–	(90.5)	90.5	(90.5)
Accounting for derivatives	(0.3)	–	(23.8)	23.8	(0.3)
Recognition of Liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	(9.5)	–	(9.5)	9.5	(9.5)
Employer payroll taxes	2.0	–	2.0	(2.0)	2.0
Tax items	0.4	–	(0.4)	0.4	0.4
Other	6.1	–	6.1	(6.1)	6.1
	(146.6)	–	(170.9)	170.9	(146.6)
Net income/(loss) as adjusted for US GAAP	126.4	(0.3)	156.0	(155.7)	126.4

¹ Now known as WPP 2005 Limited.

Condensed consolidating cash flow statement information

For the year ended 31 December 2006

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	(794.7)	(677.9)	–	2,134.0	–	661.4
Investing activities
Acquisitions and disposals	–	(39.4)	–	(176.2)	–	(215.6)
Purchase of property, plant & equipment	–	(5.1)	–	(162.7)	–	(167.8)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(16.7)	–	(16.7)
Proceeds on disposal of property, plant and equipment	–	–	–	22.4	–	22.4
Net cash outflow from investing activities	–	(44.5)	–	(333.2)	–	(377.7)
Financing activities
Share option proceeds	–	70.9	–	–	–	70.9
Share repurchases and buybacks	(218.8)	–	–	(38.9)	–	(257.7)
Net decrease in borrowings	403.9	(6.2)	–	(15.6)	–	382.1
Financing and share issue costs	(2.0)	–	–	(1.7)	–	(3.7)
Equity dividends paid	(118.9)	–	–	–	–	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(28.8)	–	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	–	(85.0)	–	43.9
Net (decrease)/increase in cash and cash equivalents	(730.5)	(657.7)	–	1,715.8	–	327.6
Translation differences	–	–	–	(50.3)	–	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	–	1,742.3	–	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	–	3,407.8	–	956.9

Condensed consolidating cash flow statement information

For the year ended 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash (outflow)/inflow from operating activities	(9.3)	(139.9)	114.1	977.8	(105.2)	837.5
Investing activities
Acquisitions and disposals	–	(231.2)	–	(276.5)	–	(507.7)
Purchase of property, plant & equipment	–	(1.8)	–	(158.7)	–	(160.5)
Purchase of other intangible assets (including capitalised computer software)	–	–	–	(10.8)	–	(10.8)
Proceeds on disposal of property, plant and equipment	–	–	–	6.7	–	6.7
Net cash outflow from investing activities	–	(233.0)	–	(439.3)	–	(672.3)
Financing activities
Share option proceeds	2.1	18.2	–	–	–	20.3
Share repurchases and buybacks	(26.7)	(96.6)	–	(29.0)	–	(152.3)
Net decrease in borrowings	–	–	(114.1)	(481.1)	–	(595.2)
Financing and share issue costs	–	(2.2)	–	–	–	(2.2)
Equity dividends paid	–	(100.2)	–	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	–	(24.0)	–	(24.0)
Net cash outflow from financing activities	(24.6)	(180.8)	(114.1)	(639.3)	105.2	(853.6)
Net decrease in cash and cash equivalents	(33.9)	(553.7)	–	(100.8)	–	(688.4)
Translation differences	–	–	–	85.0	–	85.0
Cash and cash equivalents at beginning of year	–	(475.1)	–	1,758.1	–	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	–	1,742.3	–	679.6

Condensed consolidating cash flow statement information

For the year ended 31 December 2004

£m

	WPP Group plc¹	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow from operating activities	192.3	–	480.6	(116.5)	556.4
Investing activities
Acquisitions and disposals	(2.1)	–	(206.8)	–	(208.9)
Purchase of Property, plant & equipment	(1.7)	–	(88.0)	–	(89.7)
Purchase of other intangibles (including capitalised computer software)	–	–	(5.9)	–	(5.9)
Proceeds on disposal of Property, plant and equipment	–	–	9.3	–	9.3
Net cash outflow from investing activities	(3.8)	–	(291.4)	–	(295.2)
Financing activities
Share option proceeds	17.9	–	–	–	17.9
Share repurchases and buy backs	(73.7)	–	(15.0)	–	(88.7)
Net increase/(decrease) in borrowings	(230.5)	–	359.1	–	128.6
Financing and share issue costs	(1.3)	–	(3.7)	–	(5.0)
Equity dividends paid	(81.7)	–	(116.5)	116.5	(81.7)
Dividends paid to minority shareholders in subsidiary undertakings	–	–	(22.5)	–	(22.5)
Net cash (outflow)/inflow from financing activities	(369.3)	–	201.4	116.5	(51.4)
Net (decrease)/increase in cash and cash equivalents	(180.8)	–	390.6	–	209.8
Translation differences	–	–	(44.6)	–	(44.6)
Cash and cash equivalents at beginning of year	(294.3)	–	1,412.1	–	1,117.8
Cash and cash equivalents at end of year	(475.1)	–	1,758.1	–	1,283.0

¹ Now known as WPP 2005 Limited.

Condensed consolidating balance sheet information

At 31 December 2006

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	–	–	–	5,434.5	–	5,434.5
Other	–	–	–	1,115.4	–	1,115.4
Property, plant and equipment	–	7.6	–	407.7	–	415.3
Investment in subsidiaries	4,203.0	6,784.8	–	–	(10,987.8)	–
Interests in associates	–	–	–	411.4	–	411.4
Other investments	–	–	–	136.5	–	136.5
Deferred tax assets	–	–	–	108.9	–	108.9
Trade and other receivables	–	24.8	–	85.5	–	110.3
	4,203.0	6,817.2	–	7,699.9	(10,987.8)	7,732.3
Current assets
Inventory and work in progress	–	–	–	341.5	–	341.5
Corporate income tax recoverable	–	–	–	26.5	–	26.5
Trade and other receivables	1.3	45.2	–	4,885.4	–	4,931.9
Cash and short-term deposits	–	2.0	–	3,828.4	(2,166.7)	1,663.7
	1.3	47.2	–	9,081.8	(2,166.7)	6,963.6
Current Liabilities
Trade and other payables	(6.7)	(56.6)	(2.0)	(6,718.5)	–	(6,783.8)
Corporate income tax payable	–	–	–	(39.6)	–	(39.6)
Bank overdrafts and loans	(764.4)	(2,166.7)	–	(496.2)	2,166.7	(1,260.6)
	(771.1)	(2,223.3)	(2.0)	(7,254.3)	2,166.7	(8,084.0)
Net current liabilities	(769.8)	(2,176.1)	(2.0)	1,827.5	–	(1,120.4)
Total assets less current liabilities	3,433.2	4,641.1	(2.0)	9,527.4	(10,987.8)	6,611.9
Non-current liabilities
Bonds and bank loans	(402.3)	(447.9)	(51.0)	(316.5)	–	(1,217.7)
Trade and other payables	–	(12.2)	–	(319.7)	–	(331.9)
Corporate income tax liability	–	–	–	(383.7)	–	(383.7)
Deferred tax liabilities	–	(1.4)	–	(466.4)	–	(467.8)
Provisions for post-employment benefits	–	–	–	(187.6)	–	(187.6)
Provisions for liabilities and charges	–	–	–	(104.8)	–	(104.8)
	(402.3)	(461.5)	(51.0)	(1,778.7)	–	(2,693.5)
Net intercompany receivable/(payable)	796.0	23.4	65.1	(884.5)	–	–
Net assets	3,826.9	4,203.0	12.1	6,864.2	(10,987.8)	3,918.4
Reconciliation to US Accounting Principles:
Total equity Under IFRS	3,826.9	4,203.0	12.1	6,864.2	(10,987.8)	3,918.4
Minority interests	–	–	–	(91.5)	–	(91.5)
Equity share owners funds under IFRS	3,826.9	4,203.0	12.1	6,772.7	(10,987.8)	3,826.9
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	514.3	514.3	–	514.3	(1,028.6)	514.3
Other investments	(9.7)	(9.7)	–	(9.7)	19.4	(9.7)
Contingent consideration	(310.7)	(310.7)	–	(310.7)	621.4	(310.7)
Accounting for derivatives	96.7	103.0	–	117.9	(220.9)	96.7
Pension accounting	1.3	1.3	–	1.3	(2.6)	1.3

Condensed consolidating balance sheet information

At 31 December 2006 (continued)

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Convertible debt	(13.8)	(13.8)	–	(13.8)	27.6	(13.8)
Employer payroll taxes	8.9	8.9	–	8.9	(17.8)	8.9
Interests in associates	(4.0)	(4.0)	–	(4.0)	8.0	(4.0)
Tax items	287.0	287.0	–	287.0	(574.0)	287.0
	570.0	576.3	–	591.2	(1,167.5)	570.0
Equity share owners’ funds as adjusted for US GAAP	4,396.9	4,779.3	12.1	7,363.9	(12,155.3)	4,396.9

Condensed consolidating balance sheet information

At 31 December 2005

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	–	–	–	5,675.2	–	5,675.2
Other	–	0.6	–	1,260.0	–	1,260.6
Property, plant and equipment	–	2.9	–	420.6	–	423.5
Investment in subsidiaries	3,897.4	6,332.2	–	–	(10,229.6)	–
Interests in associates	–	–	–	509.9	–	509.9
Other investments	–	–	–	55.3	–	55.3
Deferred tax assets	–	–	–	130.3	–	130.3
Trade and other receivables	–	25.2	–	116.9	–	142.1
	3,897.4	6,360.9	–	8,168.2	(10,229.6)	8,196.9
Current assets
Inventory and work in progress	–	–	–	281.5	–	281.5
Corporate income tax recoverable	–	–	–	21.0	–	21.0
Trade and other receivables	–	47.1	–	4,727.4	–	4,774.5
Cash and short-term deposits	–	1.3	–	2,144.0	(1,030.1)	1,115.2
	–	48.4	–	7,173.9	(1,030.1)	6,192.2
Current Liabilities
Trade and other payables	–	(57.5)	(1.9)	(6,769.0)	–	(6,828.4)
Corporate income taxes payable	–	–	–	(56.5)	–	(56.5)
Bank overdrafts and loans	(33.9)	(1,030.1)	–	(511.2)	1,030.1	(545.1)
	(33.9)	(1,087.6)	(1.9)	(7,336.7)	1,030.1	(7,430.0)
Net current assets (liabilities)	(33.9)	(1,039.2)	(1.9)	(162.8)	–	(1,237.8)
Total assets less current liabilities	3,863.5	5,321.7	(1.9)	8,005.4	(10,229.6)	6,959.1
Non-current liabilities
Bonds and bank loans	–	(932.3)	(58.2)	(383.6)	–	(1,374.1)
Trade and other payables	–	–	–	(330.2)	–	(330.2)
Corporate income tax liability	–	–	–	(372.8)	–	(372.8)
Deferred tax liabilities	–	(9.6)	–	(523.5)	–	(533.1)
Provisions for post-employment benefits	–	–	–	(231.4)	–	(231.4)
Provisions for liabilities and charges	–	–	–	(131.7)	–	(131.7)
	–	(941.9)	(58.2)	(1,973.2)	–	(2,973.3)
Net intercompany (payable)/receivable	41.0	(482.4)	75.2	366.2	–	–
Net assets	3,904.5	3,897.4	15.1	6,398.4	(10,229.6)	3,985.8
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,904.5	3,897.4	15.1	6,398.4	(10,229.6)	3,985.8
Minority interests	–	–	–	(81.3)	–	(81.3)
Equity share owners funds under IFRS	3,904.5	3,897.4	15.1	6,317.1	(10,229.6)	3,904.5
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	585.0	585.0	–	585.0	(1,170.0)	585.0
Other investments	(1.4)	(1.4)	–	(1.4)	2.8	(1.4)
Contingent consideration	(277.5)	(277.5)	–	(277.5)	555.0	(277.5)
Accounting for derivatives	125.1	125.1	–	125.1	(250.2)	125.1
Pension accounting	13.4	13.4	–	13.4	(26.8)	13.4

Condensed consolidating balance sheet information

At 31 December 2005 (continued)

£m

	WPP Group plc	WPP 2005 Limited	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Convertible debt	(19.7)	(19.7)	–	(19.7)	39.4	(19.7)
Employer payroll taxes	5.7	5.7	–	5.7	(11.4)	5.7
Tax items	361.9	361.9	–	361.9	(723.8)	361.9
	792.5	792.5	–	792.5	(1,585.0)	792.5
Equity share owners’ funds as adjusted for US GAAP	4,697.0	4,689.9	15.1	7,109.6	(11,814.6)	4,697.0

Condensed consolidating balance sheet information

At 31 December 2004

£m

	WPP Group plc¹	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Non-current assets
Goodwill	–	–	4,389.7	–	4,389.7
Other	–	–	773.6	–	773.6
Property, plant and equipment	3.1	–	306.7	–	309.8
Investment in subsidiaries	5,304.4	–	–	(5,304.4)	–
Interest in associates	–	–	385.5	–	385.5
Other investments	–	–	8.1	–	8.1
Deferred tax assets	–	–	100.2	–	100.2
Trade and other receivables	–	–	59.5	–	59.5
	5,307.5	–	6,023.3	(5,304.4)	6,026.4
Current assets
Inventory and work in progress	–	–	220.6	–	220.6
Corporate income tax recoverable	–	–	24.2	–	24.2
Trade and other receivables	22.7	–	2,494.6	–	2,517.3
Trade receivables with working capital facility:
Gross receivables	–	–	545.7	–	545.7
Non-returnable proceeds	–	–	(261.0)	–	(261.0)
	–	–	284.7	–	284.7
Cash and short-term deposits	1.6	–	1,614.4	–	1,616.0
	24.3	–	4,638.5	–	4,662.8
Current Liabilities
Trade and other payables	(97.1)	(4.9)	(4,413.9)	–	(4,515.9)
Corporate income tax payable	–	–	(53.1)	–	(53.1)
Bank overdrafts and loans	(476.7)	–	(121.1)	–	(597.8)
	(573.8)	(4.9)	(4,588.1)	–	(5,166.8)
Net current assets (liabilities)	(549.5)	(4.9)	50.4	–	(504.0)
Total assets less current liabilities	4,758.0	(4.9)	6,073.7	(5,304.4)	5,522.4
Non-current liabilities
Bonds and bank loans	(905.0)	(156.4)	(257.2)	–	(1,318.6)
Trade and other payables	(16.1)	–	(229.9)	–	(246.0)
Corporate income tax liability	–	–	(290.6)	–	(290.6)
Deferred tax liabilities	–	–	(312.3)	–	(312.3)
Provisions for post-employment benefits	–	–	(202.3)	–	(202.3)
Provisions for liabilities and charges	–	–	(86.9)	–	(86.9)
	(921.1)	(156.4)	(1,379.2)	–	(2,456.7)
Net intercompany (payable) /receivable	(825.8)	175.1	650.7	–	–
Net assets	3,011.1	13.8	5,345.2	(5,304.4)	3,065.7
Reconciliation to US Accounting Principles:
Total equity under IFRS	3,011.1	13.8	5,345.2	(5,304.4)	3,065.7
Minority interests	–	–	(54.6)	–	(54.6)
Equity share owners’ funds under IFRS US GAAP	3,011.1	13.8	5,290.6	(5,304.4)	3,011.1
US GAAP adjustments:
Capitalisation of goodwill arising on acquisition (net of accumulated amortisation and impairment and amounts capitalised under IFRS)	408.4	–	408.4	(408.4)	408.4
Other investments	0.5	–	0.5	(0.5)	0.5
Contingent consideration	(215.8)	–	(215.8)	215.8	(215.8)

Condensed consolidating balance sheet information

At 31 December 2004 (continued)

£m

	WPP Group plc¹	WPP Finance (USA) Corporation	Non-guarantor Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Accounting for derivatives	34.7	–	34.7	(34.7)	34.7
Recognition of liabilities	(16.1)	–	(16.1)	16.1	(16.1)
Pension accounting	0.9	–	0.9	(0.9)	0.9
Employer payroll taxes	4.0	–	4.0	(4.0)	4.0
Tax items	267.9	–	267.9	(267.9)	267.9
Other	15.3	–	15.3	(15.3)	15.3
	499.8	–	499.8	(499.8)	499.8
Share owners’ funds as adjusted for US GAAP	3,510.9	13.8	5,790.4	(5,804.2)	3,510.9

¹	Now known as WPP 2005 Limited.

Exhibit Index

Exhibit No.	Description

2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to 4.375% Bonds due December 5, 2013.

2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to 6% Bonds due April 4, 2017.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm.