Form 20-F
period 2007-12-31
WPP GROUP PLC
filed 2008-06-10
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2007

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

Andrea Harris, Esq. Group Chief Counsel

011-44-20-7408-2204

011-44-20-7493-6819

27 Farm Street, London W1J 5RJ England

(Name, Telephone, Facsimile number and Address of

Company Contact Person)

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

At December 31, 2007, the number of outstanding ordinary shares was 1,191,491,263 which includes at such date ordinary shares represented by 19,568,295 ADSs.

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards

Board  ☒

Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐    NO  ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company as defined below may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3.D., captioned “Risk Factors,” below, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP Group plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest communication services businesses in the world. As of 31 December 2007, the Group had approximately 90,000 employees. For the year ended 31 December 2007, the Group had revenue of approximately £6.2 billion and operating profit of approximately £805 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

WPP prepared its primary financial statements under UK Generally Accepted Accounting Practice (“UK GAAP”) extant in respect of 2004 (“2004 UK GAAP”) for the years up to and including the year ended 31 December 2004. For periods beginning on or after 1 January 2005, all listed companies in the European Union, including WPP, were required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards including International Accounting Standards (“IFRS”). WPP’s date of transition to IFRS was 1 January 2004. The selected financial data under IFRS is presented for four years.

The selected income statement data for the three years ended 31 December 2007 and the selected balance sheet data as of December 2007 and 2006 are derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F.

The reporting currency of the Group is the pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data under IFRS1

	Year ended 31 December
	2007		2006		2005		2004
	£m		£m		£m		£m
Revenue	6,185.9		5,907.8		5,373.7		4,299.5
Operating profit	804.7		741.6		652.8		475.5
Profit attributable to equity holders of the parent	465.9		435.8		363.9		273.0
Earnings per ordinary share:
Basic	39.6	p	36.3	p	30.3	p	24.0	p
Diluted	38.0	p	35.2	p	29.7	p	23.4	p
Earnings per ADS[2]:
Basic	198.0	p	181.5	p	151.5	p	120.0	p
Diluted	190.0	p	176.0	p	148.5	p	117.0	p
Cash dividends per ordinary share	11.93	p	9.94	p	8.28	p	6.90	p
Cash dividends per ADS (US dollars)[3]	113.3	c	90.9	c	75.7	c	58.9	c

Selected Consolidated Profit and Loss Account Data under 2004 UK GAAP1

2003 Restated[4]
£m
Revenue	4,106.0
Operating profit	415.3
Profit on ordinary activities before taxation	349.9
Profit attributable to ordinary share owners	208.4
Earnings per ordinary share:
Basic	18.7p
Diluted	18.2p
Earnings per ADS[2]:
Basic	93.5p
Diluted	91.0p
Cash dividends per ordinary share	6.48p
Cash dividends per ADS (US dollars)[3]	53.0c

Selected Consolidated Income Statement Data under US GAAP

2003
£m
Operating profit	294.7
Net income	86.6
Earnings per ordinary share before the cumulative effect of change in accounting principle:
Basic	7.8p
Diluted	7.6p
Earnings per ordinary share after the cumulative effect of change in accounting principle:
Basic	7.8p
Diluted	7.6p
Earnings per ADS before cumulative effect of change in accounting principle[2]:
Basic	39.0p
Diluted	38.0p
Earnings per ADS after the cumulative change in accounting principle[2]:
Basic	39.0p
Diluted	38.0p
Cash dividends per ordinary share	5.75p
Cash dividends per ADS (US dollars)[3]	44.6c

Selected Consolidated Balance Sheet Data under IFRS1

	As of 31 December
	2007	2006	2005	2004
	£m	£m	£m	£m
Total assets	17,252.0	14,695.9	14,389.1	10,689.2
Net assets	4,094.8	3,918.4	3,985.8	3,065.7
Capital stock	119.2	124.1	125.3	118.5
Number of shares (in millions)	1,191.5	1,240.6	1,252.9	1,185.3

Selected Consolidated Balance Sheet Data under 2004 UK GAAP1

As of 31 December
2003 Restated[4]
£m
Total assets	10,697.5
Net assets	3,815.8
Capital stock	118.7
Number of shares (in millions)	1,187.4

Selected Consolidated Balance Sheet Data under US GAAP

As of 31 December
2003
£m
Total assets	10,412.3
Net assets	3,760.1

Notes

[1]

As permitted by the Securities and Exchange Commission, the selected financial data under IFRS is presented for four years, and the selected financial data under 2004 UK GAAP is presented for the preceding year in a separate table for informational purposes.

[2]	Basic and diluted earnings per ADS have been calculated using the same method as earnings per share, multiplied by a factor of five.
[3]

The figures have been translated for convenience purposes only, using an approximate average rate for the year. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

[4]	Restated on implementation of UITF 38 (Accounting for ESOP Trusts).

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

The table below sets forth the amounts of interim, final and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”) or held in book-entry form. The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling, as shown below, for each year presented.

	Pence per ordinary share			US cents per ADS
Year ended 31 December:	Interim	Final	Total	Interim	Final	Total
2003	2.08	4.40	6.48	17.01	35.98	52.99
2004	2.50	5.28	7.78	22.91	48.38	71.29
2005	3.00	6.34	9.34	27.28	57.66	84.94
2006	3.60	7.61	11.21	33.18	70.13	103.31
2007	4.32	9.13	13.45	43.24	91.39	134.63

The 2007 interim dividend was paid on 12 November 2007 to share owners on the register at 12 October 2007. The 2007 final dividend is expected to be paid on 7 July 2008 to share owners on the register at 6 June 2008. The Annual General Meeting to approve the final dividend will be on 24 June 2008 and therefore the final dividend has not been included as a liability in the Consolidated Financial Statements.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange Limited (“The London Stock Exchange”) and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment. The annual average of the daily Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December 2007 was:

Year ended 31 December	Average
2003	1.6356
2004	1.8326
2005	1.8189
2006	1.8432
2007	2.0019

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 30 April 2008, the Bloomberg Closing Mid Point rate was 1.9832.

Month ended	High	Low
30 November 2007	2.1101	2.0448
31 December 2007	2.0643	1.9765
31 January 2008	1.9888	1.9440
29 February 2008	1.9919	1.9424
31 March 2008	2.0296	1.9822
30 April 2008	1.9957	1.9628

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

The communications services industry is highly competitive and fragmented. The Company’s principal competitors are other large multinational communications services companies, as well as regional and national advertising and/or marketing services firms and new media companies. In the communications services industry, service agreements with clients are generally terminable by the client upon 90 days’ notice. As such, clients may move their accounts to another agency on relatively short notice. In many cases, a WPP agency represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas, thus enabling the client continually to compare the effectiveness of the WPP agency against other agencies’ work. Many clients do not permit an agency working for them to represent competing accounts or product lines in the same market. A lesser number of companies will not permit any of the agencies owned by a communications service company to work on competing accounts or product lines in any market. These client conflict policies can and sometimes do prevent WPP’s agencies from seeking and winning new clients and assignments. If WPP’s agencies are unable to compete effectively in the markets in which they operate, WPP’s market share and profits may decrease.

The Company receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Company’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for approximately 19% of revenues in the year ended 31 December 2007. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilise the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

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

•

conflicts between the intent of various terms of the Company’s client service contracts with global clients and possible interpretations of those terms based on local laws and business practices or changes therein; and

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets.

The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Currency exchange rate fluctuations could adversely affect the Company’s consolidated results of operations.

The Company’s reporting currency is pounds sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates, since most of its revenues from countries other than the UK are denominated in currencies other than pounds sterling, including US dollars and Euros. Changes in exchange rates cause fluctuations in the Company’s revenues when measured in pounds sterling.

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

The Company’s business is affected by recessionary economic cycles. Recessionary economic cycles may adversely affect the businesses of the Company’s clients, which can have the effect of reducing the amount of services they purchase from the Company’s agencies and thus can materially adversely affect the Company’s consolidated results of operations.

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

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the Company operates have adopted statutes, regulations and rulings that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs, and market research, or otherwise affect the activities of the Company and its clients. For further discussion of such regulations, see the discussion in the Government Regulation section under Item 4B. Although the Company does not expect any existing or proposed regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

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

The Company may be, or may be joined as, a defendant in litigation brought against its clients by third parties, its clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to the Company’s clients’ products or services are false, deceptive, misleading, or offensive;

•	the Company’s clients’ products are defective or injurious and may be harmful to others; or

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

Civil liabilities or judgments against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England.

The Company is a public limited company incorporated under the laws of England and Wales. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, Bates 141 and the Voluntarily United Group of Creative Agencies (“United Group”), as well as Media Investment Management companies such as MediaCom, Mediaedge:cia and MindShare. Our other segments are Information, Insight and Consultancy (where our operations are conducted through the Kantar Group), Public Relations and Public Affairs (where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton, Ogilvy Public Relations Worldwide and GCI Group) and Branding & Identity, Healthcare and Specialist Communications, (where our operations are conducted by B to D Group, Fitch, CommonHealth, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy Healthworld, 141 Worldwide, G2, OgilvyAction, 24/7 Real Media Inc and other companies).

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (“NASDAQ”). At 30 April 2008 the Company had a market capitalisation of £7.3 billion.

The Company’s executive office is located at 27 Farm Street, London W1J 5RJ, England, Tel: (44) 20-7408-2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE, England.

A. History and Development of the Company

On or about 25 October 2005, the company originally named WPP Group plc and now known as WPP 2005 Limited (“Old WPP”), completed a reorganisation of its capital and corporate structure through a scheme of arrangement pursuant to Section 425 of the UK Companies Act of 1985 (the “Companies Act 1985”), resulting in the formation of the Company as the new parent company of Old WPP. On 26 October 2005, the Company effected a reduction of capital, reducing the nominal value of each of its ordinary shares by 465p from 475p to 10p. This reduction of capital created distributable reserves of £5,843,422,695. Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act. On completion of the reorganisation, each shareholder of Old WPP received an ordinary share of the Company in place of every Old WPP ordinary share held prior to the reorganisation. Citibank, N.A., depositary for the ADSs representing Old WPP ordinary shares, canceled Old WPP ADSs held in book-entry form and issued ADSs representing ordinary shares of the Company to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive Company ADSs upon surrender of the Old WPP ADRs to the Depositary. Each Old WPP ADS represented five ordinary shares of Old WPP and each Company ADS represents five ordinary shares of the Company.

Old WPP was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, Cordiant Communications Group plc (“Cordiant”) in 2003, Grey Global Group, Inc. (“Grey”) in 2005 and 24/7 Real Media Inc (“TFSM”) in 2007.

In July 2007, the Company completed the acquisition of TFSM. WPP paid £316.5 million in an all cash tender offer for TFSM. TFSM is a leading company in the global digital marketing industry. TFSM’s digital media business, technology licensing and search marketing services strengthen WPP’s position in digital marketing services.

The Company spent £744.4 million, £252.5 million and £719.9 million for acquisitions and investments in 2007, 2006 and 2005, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £170.8 million, £184.5 million and £171.3 million, respectively, and cash spent on share repurchases and cancellations was £415.4 million, £257.7 million and £152.3 million respectively.

B. Business Overview

In 2007, revenues increased by 4.7% to £6.2 billion as compared to 2006. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by 5.0%. See Item 5 – Operating and Financial Review and Prospects for the Group’s view on reviewing its businesses on a like-for-like and constant currency basis. Reported profit before interest and tax increased in 2007 by 8.1% to £846.1 million, including the effects of £44.1 million and £35.5 million of goodwill impairment charges taken on subsidiaries in 2007 and 2006, respectively, and £1.7 million and £8.8 million, respectively, of goodwill write-downs relating to utilisation of pre-acquisition tax losses. Profit before tax in 2007 was up 5.5% to £719.4 million as compared to 2006 and diluted earnings per share increased by 8.0% to 38.0p.

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 46% of the Company’s reported revenues in 2007 were from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the business segments of Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2007	% of Total in 2007	2006	% of Total in 2006	2005	% of Total in 2005
	(£m)		(£m)		(£m)
Advertising and Media Investment Management	2,871.3	46.4	2,806.9	47.5	2,606.4	48.5
Information, Insight and Consultancy	905.4	14.6	892.9	15.1	810.4	15.1
Public Relations and Public Affairs	641.4	10.4	595.7	10.1	534.4	9.9
Branding and Identity, Healthcare and Specialist Communications	1,767.8	28.6	1,612.3	27.3	1,422.5	26.5
TOTAL	6,185.9	100.0	5,907.8	100.0	5,373.7	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2007	% of Total in 2007	2006	% of Total in 2006	2005	% of Total in 2005
	(£m)		(£m)		(£m)
North America	2,266.7	36.6	2,291.1	38.8	2,106.9	39.2
United Kingdom	890.3	14.4	856.3	14.5	808.1	15.0
Continental Europe	1,657.4	26.8	1,532.9	25.9	1,410.3	26.3
Asia Pacific, Latin America, Africa and Middle East	1,371.5	22.2	1,227.5	20.8	1,048.4	19.5
TOTAL	6,185.9	100.0	5,907.8	100.0	5,373.7	100.0

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

The Company’s principal advertising agencies include Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, the Voluntarily United Group of Creative Agencies and Bates 141. The Company also owns interests in ADK (22.9%); GIIR, Inc (29.0%); Singleton, Ogilvy & Mather in Australia (33.3%) and DYR Tokyo (49%).

Ogilvy & Mather Worldwide. Ogilvy & Mather is a full-service multinational advertising agency. Ogilvy & Mather was formed in 1948 and is headquartered in New York. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship®, a business platform that enables Ogilvy & Mather to integrate its growing range of disciplines which now include OgilvyAction, Ogilvy’s brand activation company, Ogilvy Public Relations Worldwide and Ogilvy Healthword. Ogilvy also brought digital and direct media back into their operations in 2005 as Neo@Ogilvy.

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

The Voluntarily United Group of Creative Agencies. In late 2005, WPP’s Red Cell network was split in two parts, with nine of the former Red Cell offices forming the Voluntarily United Group of Creative Agencies. The group now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber United, Seattle; WM United, Buenos Aires; United London; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

Bates 141 is an Asia-dedicated advertising and brand activation network. In 2007 several acquisitions were made to broaden the company’s geographic coverage in key disciplines.

Media Investment Management

GroupM is WPP’s global media investment management operation, serving as the parent company to agencies including MediaCom, Mediaedge:cia and MindShare. With its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as trading, content creation, sports, digital, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s care and talent resources.

MediaCom. MediaCom became part of GroupM following the Grey acquisition in March 2005 and, as a part of the WPP family, was able to work together with sister media agencies, beginning to develop synergies in a number of relevant professional areas.

Mediaedge:cia. Mediaedge:cia was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. In addition to its media planning and implementation capability, Mediaedge:cia has established and is growing its operations in interaction (digital, direct & search), entertainment marketing, sports, sponsorship and event marketing, cause-related marketing, content development, return on investment (ROI) and consumer insights, and is now developing a retail marketing practice.

MindShare. MindShare was originally formed from the merger of the media departments of JWT and Ogilvy & Mather. MindShare has recently made significant investments in developing strategic resources, especially in the areas of communications planning, content, insights, digital and ROI, with its ambition moving from being marketing partners for their clients to being their business partners.

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

Kantar Media Research. In 2008, KMR brought together Kantar’s media audience research measurement assets to respond to client requirements in a new media environment. Products and services in the KMR portfolio include TGI, KMR Software, IntelliQuest CIMS, MARS Pharma and MARS Medical, as well as TV ratings businesses and media solutions through its equity interests in the following principal subsidiaries and investments:

AGBNielsen Media Research. AGBNielsen, a joint venture formed with Nielsen Media Research International, is a leading provider of television audience measurement systems worldwide.

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

Public Relations and Public Affairs

Public Relations and Public Affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public Relations and Public Affairs activities include national and international corporate, financial and marketing communications, crisis management, reputation management, public affairs and government lobbying. The Company’s global networks in this area included Burson-Marsteller, Hill & Knowlton, Ogilvy Public Relations Worldwide, Cohn & Wolfe and GCI Group.

Burson-Marsteller. B-M, founded in 1953 and part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. The B-M network includes the businesses of Marsteller, a full service multimedia agency, and public affairs companies BKSH and Penn, Schoen & Berland.

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

Ogilvy Public Relations Worldwide. Part of the Ogilvy & Mather worldwide network, OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide.

Cohn & Wolfe. C&W, a Young & Rubicam Brands company, is an international public relations agency established in 1970. It offers marketing-related public relations for its clients and provides its clients with business results and marketing communications solutions.

GCI Group. GCI Group, Grey’s global public relations firm and part of Grey Group has expertise in five practices: Consumer marketing, corporate, digital media, healthcare and technology.

Branding and Identity, Healthcare and Specialist Communications

The Company’s activities in this business area include branding and identity; healthcare communications; direct digital, promotional and interactive marketing; and other specialist communications services including custom media, demographic and sector marketing, sports marketing, and media and film production services.

Branding and Identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands company), The Brand Union (formerly Enterprise IG), VBAT, Addison Corporate Marketing, Lambie-Nairn and The Partners (a Young & Rubicam Brands company). The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

Fitch. Fitch is a leading brand and design consultancy, operating across the three main geographical areas (Europe, the United States and Asia Pacific) for multinational clients and for those regional clients standing to benefit from a globally informed interdisciplinary approach.

BDG McColl. BDG McColl, Edinburgh–based architects and interior designers, specialise in the design of commercial buildings and interiors.

BDGworkfutures. BDG workfutures is an international design consultancy focusing on strategy and design for working environments, working with corporate clients and within the Government sector.

Healthcare Communications

The Company has extensive expertise in healthcare communications, including the global networks of CommonHealth, Sudler & Hennessey (a Young & Rubicam Brands company), Ogilvy Healthworld (part of the Ogilvy & Mather Worldwide network) and GHG (part of Grey Group).

Direct, Digital, Promotion and Relationship Marketing

The Company has a number of operating businesses in this category, including:

•	A. Eicoff & Co which specialises in targeted cable and broadcast television advertising.

•	Bridge Worldwide, acquired in 2005, which brings strong capabilities in the interactive and relationship marketing space.

•	EWA which specialises in data and relationship management services.

•

G2, part of Grey Group, unifies all of the specialised marketing communications services into a global network providing services in branding and design, data consulting, direct communications, interactive marketing, and promotion, trade and shopper marketing.

•	Headcount Worldwide Field Marketing which offers field marketing and brand development services, supported by strong customer relationship skills.

•

KnowledgeBase Marketing (“KBM”), a Young & Rubicam Brands company, which provides information-based marketing solutions to businesses in targeted high-growth industries. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	Mando Brand Assurance is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•

OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, which is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	RMG Connect is a global operation which consolidates all of JWT’s customer relationship marketing offerings.

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, which specialises in digital and interactive services.

•

Wunderman, part of Young & Rubicam Brands, an integrated marketing solutions company that delivers customer relationship management services to its clients. Since 2005, Wunderman has acquired several digital companies, including Aqua Online, AGENDA, Blast Radius and ZAAZ, to enhance its offer to clients.

•

Ogilvy Action, part of the Ogilvy & Mather Worldwide network, is a global marketing services network whose offers include shopper & trade marketing, experiential marketing, digital, retail design and sports & entertainment sponsorship.

Specialist Communications

Custom media

•	Forward is a full service custom media specialist, whose services include magazines, catalogues, magalogues, mini-zines, e-zines, web content and direct mail.

•

Spafax creates entertainment and communication experiences for customers and travellers both onboard and on the ground, specialising in inflight entertainment, revenue generation, publishing and technical solutions.

Corporate/B2B

•	Ogilvy Primary Contact is a UK-based provider of business-to-business, financial and corporate advertising.

Demographic marketing

•

The Bravo Group, MosaicaMD, Kang & Lee and WINGLATINO create multicultural marketing and communications programmes targeted to the fast-growing US Hispanic, African-American and Asian communities. Their multidisciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The Bravo Group, MosaicaMD and Kang & Lee are part of Young & Rubicam Brands. WINGLATINO is part of Grey Group.

Event/face-to-face marketing

•	MJM is a full-service communications company for live events, meetings, exhibits, trade shows, brand theatre and training, serving clients around the world.

Foodservice marketing

•

The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions. In 2007, the company added a new division, Nutrition and Culinary Consultants (NCC) which provides strategic, science-based guidance to the food, beverage and wellness industries.

Youth marketing

•	The Geppetto Group assists clients in communicating their products and services to the youth market (children and teenagers) and implementing creative branding solutions.

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

Sports marketing

•

Global Sportnet is an international sports and entertainment marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European football matches and the sponsorship consultancy of blue-chip clients across various sports. They also launched the Performance joint venture with MindShare to create a dedicated sports and entertainment sponsorship consultancy.

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

WPP Digital

•

WPP Digital makes acquisitions and strategic investments in companies that improve the Group’s digital offer and its understanding of the digital space and provides access for WPP companies and their clients to a portfolio of digital experts. WPP Digital comprises a number of full-service interactive agencies, including Schematic, BLUE and Quasar, technology-led digital marketing company 24/7 Real Media Inc, as well as investments in businesses providing creative services, analytics, mobile marketing, in-game advertising, video and social networking services.

Manufacturing

The original business of the Group remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

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

•

Secondly, the parent company encourages and enables operating companies of different disciplines to work together, both for the benefit of clients and for the job satisfaction of our people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement, information technology; and in knowledge sharing and practice development.

•

And, finally, WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

The parent company operates with a limited group of approximately 300 people at the centres in London, New York and Hong Kong.

WPP Strategy

The Group has three strategic priorities:

•

First, in the short term, having weathered the internet bust successfully, to build on the solid base we have established and prepare for any deterioration in the real economy, which we believe will be more severe in 2009, following the recent financial crisis.

•

Second, in the medium term, to build upon the successful base we have established with the acquisition of Young & Rubicam Brands and Grey. At Grey, the new management structure is now in place and whatever integration targeted, now completed. Grey Advertising still needs to improve rates of revenue growth and GHG needs to overcome the impact of FDA non-approvals on products that clients have assigned to them. At Young & Rubicam Brands, our plans are also largely implemented, the one remaining task being to continue to strengthen the Y&R advertising agency.

•

Third, in the long term or over the next five to ten years, to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 25% to one-third; to increase the share of revenues of marketing services from around 54% to two-thirds; and to increase the share of more measurable marketing services – such as Information, Insight & Consultancy, and direct, interactive, internet and other digital media – from around 40% of our revenues to 50%.

Corporate Responsibility

The significance of corporate responsibility (CR) to the Company’s business is continuing to increase. We focus our efforts on the issues we have identified as being most material (relevant and significant) to WPP. We consider five corporate responsibility issues to be of significance to WPP:

•	The social and environmental impact of our work for clients.

•	The impact of our work, including marketing ethics, compliance with marketing standards, protection of consumer privacy, social and cause-related marketing.

•

Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. In 2007, WPP invested £38.6 million in training and wellbeing across the Group.

•

Social investment, including pro bono work, donations to charity and employee volunteering. In 2007, our total social investment was worth £16.3 million, equivalent to 0.3% of revenue (2% of reported profit before tax). This includes £12.8 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and £3.5 million in donations.

•	Climate change, including the emissions from energy used in our offices and during business travel. We have set a target to reduce our CO2 emissions by 20% by 2010. In 2007 WPP was carbon neutral.

Clients

The Group services over 340 of the Fortune Global 500 companies, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. Over 600 clients are served in three distinct disciplines. More than 370 clients are served in four disciplines and these clients account for 58% of Group revenues. The Group also works with over 270 clients in six or more countries. The Company’s ten largest clients in 2007, measured by revenues, were BAT, Ford, GlaxoSmithKline, IBM, Johnson & Johnson, Kraft Food, Microsoft, Nestlé, Proctor & Gamble and Unilever. Together, these clients accounted for approximately 19% of the Company’s revenues in 2007. No client of the Company represented more than 6% of the Company’s aggregate revenues in 2007. The Group’s companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions

Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £587.9 million in 2007. WPP or its operating companies acquired, made an investment in or increased their existing equity stake in a number of companies in 2007, identified below:

Name	Country
Advertising and Media Investment Management
PrimeAds[1]	UK
INVIDI Technologies	USA
Badjar	Australia
PPR WA	Australia
STW[1]	Australia
MediaX	Austria
EtcO	Brazil
Grey Zest[1]	Brazil
Citic[1]	China
C&C Marketing	Colombia
Grey Global France[1]	France
PQ1	Germany
JWT Hungary	Hungary
Future Media	India
Interactive TV	India
Logic[1]	Japan
Pharmax	Korea
Grey WW Middle East[1]	Middle East
Reddion	Netherlands
Ubachs Wisbrun	Netherlands
Interflow JV	Pakistan
Mindshare Russia	Russia
Propaganda[1]	Russia
Hedley Byrne[1]	South Africa
Tapsa	Spain

Information, Insight & Consultancy
All Global	UK
Cheskin	USA
Foresight Intl.	USA
TRA	USA
TRU	USA

Public Relations and Public Affairs
PBN	Russia

Branding & Identity, Healthcare and Special Communications
CHI	UK
WG Consulting	UK
Wildfire	UK
DataCore	USA
Global Strategies	USA
Refinery	USA
Plano.trio Comunicação	Brazil

These Days	Belgium
Blast Radius	Canada
141[1]	Chile
China Broadband[1]	China
Quisma	Germany
OOT	Italy
Lee & Jang	Korea
O&M Interactive[1]	Mexico
GSCS	Middle East
Aqua Online	South Africa
Monday	Thailand

WPP Digital
24/7 Real Media Inc	USA
Johannes Leonardo	USA
Media Rights Capital	USA
Schematic	USA
Spot Runner[1]	USA
VideoEgg	USA
Visible Technologies	USA
Visible World[1]	USA
Iconmobile	Germany
Quasar	India
Blue Interactive	Singapore

Notes

[1]	Increased stake

In the first quarter of 2008, the Group has made acquisitions, investments or increased equity interests in Advertising and Media Investment Management in China, the UK, the Netherlands, Guatemala and the Middle East; in Information, Insight & Consultancy in China and the US; in Specialist Communications in India and Germany, and in Public Relations and Public Affairs in China.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare, and Specialist Communications (including direct, digital promotion and relationship marketing). A listing of the Group brands operating within these business segments as at April 2008 is set forth below.

Advertising	Media Investment Management
ADK[1]	Group M:
Bates 141	MAXUS
BrandBuzz[5]	MediaCom
CHI & Partners[1]	Mediaedge:cia
DaVinci	MindShare
Dentsu Y&R1, 2, 5	Outrider
Diamond Ogilvy	BrandAmp[2]
Grey[8]	Other media agencies
HS Ad1	Kinetic Worldwide[2]
JWT	KR Media[1]
Johannes Leonardo[1,4]
Marsteller Advertising[5]
Ogilvy & Mather Worldwide
Santo
Soho Square
TAPSA
The Voluntarily United Group of Creative Agencies
Y&R5

Information, Insight & Consultancy	Public Relations & Public Affairs
The Kantar Group:	BKSH[5]
Added Value Group	Blanc & Otus
BMRB International	Buchanan Communications
BPRI	Burson-Marsteller[5]
Cannondale Associates	Chime Communications PLC[1]
Center Partners	Clarion Communications
Glendinning	Cohn & Wolfe[5]
Henley Centre HeadlightVision Yankelovich	Dewey Square Group
IMRB International	Finsbury
Japan Kantar Research	GCI Group[8]
Kantar Operations	Hill & Knowlton
KMR Group	Ogilvy Government Relations
–AGBNielsen Media Research[2]	Ogilvy Public Relations Worldwide
–IBOPE Media Information[1]	The PBN Company[1]
–Marktest[1]	Penn, Schoen & Berland[5]
–Mediafax	Public Strategies
Lightspeed Research	Quinn Gillespie
Management Ventures	Robinson Lerer & Montgomery[5]
Mattson Jack Group	Timmons and Company
Millward Brown	Wexler & Walker Public Policy Associates
Research International
RMS Instore
Ziment Group

Other marketing consultancies:
Everystone ohal

Branding & Identity

Addison Corporate Marketing[7]

BDGMcColl

BDGworkfutures

Coley Porter Bell

Dovetail

FITCH

Lambie-Nairn[7]

Landor Associates[5,7]

The Brand Union[7]

The Partners[7]

VBAT[7]

Warwicks

Healthcare Communications

CommonHealth

Feinstein Kean Healthcare

GHG[8]

Ogilvy Healthworld

Sudler & Hennessey[5]

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co

AGENDA[5,6]

AquaOnline[5,6]

Blast Radius[5,6]

Bridge Worldwide

Brierley & Partners[1]

Dialogue Marketing

Digit

EWA

FullSIX[3]

GT5

Grass Roots[1]

G2[8]

    -G2 Branding & Design

    -G2 Interactive

    -G2 Direct & Digital

    -G2 Promotional Marketing

Headcount Worldwide Field Marketing

High Co1

KnowledgeBase Marketing[5]

Mando Brand Assurance

Maxx Marketing

OgilvyAction

OgilvyOne Worldwide

OOT[3]

Plano.Trio

RMG Connect

RTC Relationship Marketing[5]

Studiocom[5]

These Days[5,6]

VML[5]

Wunderman[5]

ZAAZ[5,6]

141 Worldwide

Specialist Communications

Corporate/B2B

Brouillard

Ogilvy Primary Contact

Custom media

Forward

Spafax

Demographic marketing

The Bravo Group[5]

Kang & Lee[5]

MosaicaMD

UniWorld[1]

WINGLATINO[8]

Employer branding/recruitment

JWT Inside

Event/face-to-face marketing

MJM

FITCH Live

Foodservice marketing

The Food Group

Sports marketing

Global Sportnet

OgilvyAction Sports & Entertainment

Performance

PRISM Group

Entertainment marketing

Alliance[8]

Youth marketing

The Geppetto Group

G Whiz[8]

Real estate marketing

Pace

Technology marketing

Banner Corporation[5]

Media & production services

Clockwork Capital[1]

The Farm Group

Imagina[3]

Metro Group

WPP Digital

BLUE[4]

24/7 Real Media[4]

Quasar[4]

Schematic[4]

syzygy[1,4]

WPP Digital Partner Companies

iconmobile[1]

JumpTap[3]

LiveWorld[3]

Media Rights Capital[3]

NuConomy[3]

Spot Runner[3]

VideoEgg[3]

Visible Technologies[1]

Visible World[3]

WildTangent[3]

WPP Knowledge Communities

The Channel

The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Investment
[4]	WPP Digital
[5]	A Young & Rubicam Brands Company
[6]	Part of Wunderman network (Y&R Brands)
[7]	A member of B to D Group
[8]	A Grey Group Company

As at April 2008

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned in the United States (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York), Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), Europe (Spain) and in Asia (India) and manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather, 141, OPR	634,300
636 Eleventh Avenue, New York, NY1	Ogilvy & Mather	564,000
777 Third Avenue, New York, NY	Grey Global Group	438,300
200 Fifth Avenue, New York, NY1	Grey Global Group	369,000
498 Seventh Avenue, New York, NY	MindShare	358,000
500/550 Town Center Drive, Dearborn, MI	TeamDetroit, JWT, O&M, Y&R, Prism, Burrows, MJM	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	265,800
446 Interpace Pkwy, Parisppany, NJ	CommonHealth	166,400
350 North Orleans, Chicago, IL	Ogilvy & Mather, OgilvyAction, MindShare, OPR, WOW, MBI, MEC, Maxus, Mediacom, G2	162,300
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather / MindShare	150,481
58 Jinbao Street, Beijing, China	Ogilvy, Group M, Oracle Added Value	145,200
114 Fifth Avenue, New York, NY	Grey Global Group	132,800
825 Seventh Avenue, New York, NY	Mediaedge:cia	129,600
303 Second Street, San Francisco, CA	Y&R Advertising, Wunderman, Hill & Knowlton, Blanc & Otus, Mindshare, Mediaedge:cia, Burson Marsteller, Grey Global Group, Bravo, Fitch, JWT	134,500
233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Landor	122,100
989 Changle Road, Shanghai, China	Ogilvy, JWT, Group M, Hill & Knowlton	120,900
160 Bloor Street East, Toronto, ON	JWT, H&K, Mindshare, Mediaedge	106,200
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	103,854
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International, Chicago Focus	101,500
27-8 Chamwon-dong Seocho-ku, Seoul, South Korea	Diamond Ad Ltd.	100,300

Notes

[1]	To be occupied in 2009.

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of 31 December 2007, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £244.3 million.

The task of improving property utilisation continues to be a priority for the Group, with a portfolio of approximately 19 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. In 2006 and 2007 further improvements were made and this ratio reduced slightly to 6.9%.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2007, under non-cancelable operating leases of the Company.

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

See Item 11 of this report for Quantitative and Qualitative Disclosures about Market Risk.

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reporting segments:

•	Advertising and Media Investment Management,

•	Information, Insight and Consultancy,

•	Public Relations and Public Affairs, and

•	Branding and Identity, Healthcare and Specialist Communications.

In 2007, 46% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the marketing services segments.

The Group has established the following financial and strategic objectives:

1.	To continue to raise operating margins (based on profit before interest and taxation, gains on disposal of investments, goodwill impairment and goodwill write-downs relating to utilisation of pre-acquisition tax losses, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates) to the levels of the best performing competition. This performance measure is used by management to assess the performance of the business. Our operating margin measured on this basis increased 0.5 margin points to a record 15.0% in 2007 from 14.5% in 2006, in line with our objective.

2.	To continue to increase flexibility in the cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. Peak flexibility historically was in 2000, at 6.6% of revenues in variable staff costs. Now at 7.4% in 2007, 7.7% in 2006 and 7.6% in 2005, the Group has seen new peaks in flexibility.

3.	To improve total share owner return by maximising the return on investment on the Company’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

4.	To continue to enhance the contribution of the parent company, beyond that of a financial holding company, to add value both to its clients and its people; and, further to focus on the company’s role as a global corporate citizen by demonstrating leadership in corporate and social responsibility.

5.	To place greater emphasis on revenue growth through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	To improve further the quality of our creative output by increasing training and development programs, by recruiting external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared under IFRS (International Financial Reporting Standards, incorporating International Accounting Standards).

The financial world’s sub-prime and insurance monoline credit crisis had little or no impact on the Group’s financial performance in 2007. Despite the lack of any maxi-quadrennial or mini-quadrennial events, the Group’s business model continued to deliver. All geographical and functional segments showed growth. Three geographical growth speeds remain though – fastest growth in Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe; a surprisingly steady speed in the United States; and a slower speed in Western Europe excluding Spain.

2007 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in continued high levels of new business activity.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP’s marketing services activities represented over 50% of Group revenue. By 2004, these activities represented almost 54% of Group revenue. In 2005, they represented 52%, as Media Investment Management was again the fastest growing part of our business, following major success in winning media planning and buying consolidations, and reflected the first time inclusion of Grey Worldwide and MediaCom.

In 2006, the underlying relative strength of “below-the-line” services re-asserted itself, as marketing services grew to 52.5% of revenues. In 2007, they grew further to 53.8%. In addition, in 2007, our broadly-defined internet-related revenue was almost $2.8 billion or 23% of our worldwide reported revenue and our narrowly-defined internet-related revenue was almost $1.5 billion or 12% of our worldwide reported revenue. These are both more than the 10% for on-line media’s share of total advertising spend both in the United States and worldwide. The new media continue to build their share of client spending.

Segment performance

As discussed earlier, management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next. Further, management reviews the Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis

(which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods. The following table reconciles reported revenue growth for 2007 and 2006 to like-for-like revenue growth for the same periods.

	£m
2005 Reportable Revenue	5,374
Impact of exchange rate changes	(54)	(1.0)%
Changes in scope of consolidation	285	5.3%
2005 Revenue at comparable exchange rates and scope of consolidation	5,605
Like-for-like growth	303	5.4%
2006 Reportable Revenue	5,908

Impact of exchange rate changes	(189)	(3.2)%
Changes in scope of consolidation	170	2.9%
2006 Revenue at comparable exchange rates and scope of consolidation	5,889
Like-for-like growth	297	5.0%
2007 Reportable Revenue	6,186

To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment on a reported, constant currency, and like-for-like basis.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2007	2006	2007	2006	2007	2006
North America	-1.1	+8.7	+7.6	+10.3	+3.8	+4.6
United Kingdom	+4.0	+6.0	+4.0	+6.0	+2.1	+1.8
Continental Europe	+8.1	+8.7	+7.0	+9.0	+3.9	+5.1
Asia Pacific, Latin America, Africa & Middle East	+11.7	+17.1	+13.7	+18.3	+10.9	+9.6
Total Group	+4.7	+9.9	+8.2	+10.9	+5.0	+5.4

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2007	2006	2007	2006	2007	2006
Advertising and Media Investment Management	+2.3	+7.7	+5.1	+8.5	+4.5	+4.3
Information, Insight & Consultancy	+1.4	+10.2	+4.5	+11.2	+2.7	+4.1
Public Relations & Public Affairs	+7.7	+11.5	+12.6	+12.4	+8.2	+5.9
Branding and Identity, Healthcare and Specialist Communications	+9.6	+13.3	+14.1	+14.6	+6.1	+7.8
Total Group	+4.7	+9.9	+8.2	+10.9	+5.0	+5.4

The US continued to grow, with like-for-like revenue growth of almost 4%, Latin America remained one of the fastest growing regions, as it has been over the last three years, accelerating in the second half to almost 14%.

Asia Pacific remained strong across the region, with Mainland China and India growing fastest, with like-for-like revenue growth rates of over 31% and almost 23% respectively.

Continental Europe, although relatively more difficult, improved significantly in the second half, with like-for-like growth of almost 5%. In the final quarter, like-for-like growth was over 6%. In the UK, 2% like-for-like growth in the second half was broadly similar to the first half. As seen in the first half, but even more pronounced in the second half, rates of growth in Europe continued to be two-paced, with Western Continental Europe softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant.

Of the big five Western European markets, Spain remained a stronger growth market (though there are now real estate bubble worries), although Germany and Italy began to show some renewed signs of life.

The faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe accounted for over 24% of revenues in 2007, against the target of one-third over the next 5-10 years.

Performance of the Group’s businesses is reviewed by management based on profit before interest and taxation, gains on disposal of investments, goodwill impairment and goodwill write-downs relating to utilisation of pre-acquisition tax losses, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates. A table showing these amounts by segment for each of the three years ended 31 December 2007 is presented in note 2 to the Consolidated Financial Statements. Related performance margins by region and business segment are shown below.

	2007	2006	2005
North America	17.3%	17.0%	16.6%
United Kingdom	12.0%	11.4%	10.5%
Continental Europe	13.5%	12.7%	12.5%
Asia Pacific, Latin America, Africa & Middle East	15.0%	14.5%	13.7%
Advertising and Media Investment Management	16.3%	15.8%	15.5%
Information, Insight & Consultancy	11.5%	11.1%	10.3%
Public Relations & Public Affairs	16.6%	15.0%	14.1%
Branding & Identity, Healthcare and Specialist Communications	14.2%	14.1%	13.6%

2007 compared with 2006

Revenues—Reported revenues were up 4.7% in 2007 to £6,185.9 million from £5,907.8 million in 2006. On a constant currency basis, revenue was up 8.2% and gross margin up 7.8%, with all regions showing revenue growth, as detailed in the table above. In 2007, acquisitions contributed £132.2 million to revenue. Acquisitions completed in 2006 did not make a material contribution to revenue. On a like-for-like basis revenues were up 5.0% and gross margin was up 5.1%. Like-for-like revenues were up 5.3% in the first half of 2007 and 4.8% in the second half, continuing the strong growth of 5.4% in 2006, with the fourth quarter of 2007 up 4.9%.

Operating costs—Reported operating costs increased by 3.6%. Reported operating costs including direct costs (but excluding goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangibles and investment gains and write-downs) rose in 2007 by 4.2% and by 7.9% in constant currency (over 4.6 % on a like-for-like basis) from the previous year.

Staff costs excluding incentives (which include the costs of share based payments) in 2007 were up 4.6%. Charges for incentive payments (including the cost of share-based compensation) totaled £230.7 million in 2007 (£246.9 million in 2006), down 6.6%, which represents 20.6% (compared with 23.1%, in 2006) of operating profit before bonuses, income from associates, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets. Before these incentive payments, operating margins remained strong at 18.7%. The reported staff cost to revenue ratio improved 0.5 margin points to 58.3% compared with 58.8% in 2006.

Part of the Group’s strategy is to continue to increase variable staff costs (freelance, consultants and charges for incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow downs. Variable staff costs as a proportion of total staff costs was 12.7% in 2007, a marginal change of 0.3 percentage points from 13.0% in 2006.

Establishment costs as a proportion of revenues continued to improve slightly from 7.1% in 2006 to 6.9% in 2007, driven by better property utilisation and higher revenues.

Goodwill impairment charges of £44.1 million and £35.5 million were recorded in the years ended 31 December 2007 and 2006, respectively. The impairment charges relate to certain under performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. Goodwill write-downs in relation to the utilisation of pre-acquisition tax losses of £1.7 million and £8.8 million were taken in 2007 and 2006, respectively. These write-downs were due to the better than expected performance of certain acquisitions in the year, which enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable. Additionally, in 2007 and 2006, an impairment charge on acquired intangible assets was recorded for £1.5 million, resulting from certain client relationships which were lost during the years concerned.

Operating profit—Reported operating profit was up 8.5% to £804.7 million in 2007 from £741.6 million in 2006. Reported operating margins increased from 12.6% to 13.0%. Reported operating income, including income from associates, was £846.1 million in 2007, up 8.1% from £782.7 million in 2006. Reported operating margins, including income from associates, were 13.7% and 13.2% in 2007 and 2006, respectively. While margins improved overall they were negatively impacted by 1.4% in 2007 and 1.5% in 2006 due to goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. The impact of profits on disposal of equity investments was immaterial in both 2007 and 2006. Operating margins, including income from associates, increased to 15.0% in 2007 from 14.5% in 2006 before investment gains, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates. For 2007, the post-acquisition contribution of all acquisitions to the Group’s operating profit was £14.7 million. For 2006, the post-acquisition contribution of acquisitions to the Group’s operating profit was not material.

The Group has released £16.8 million in 2007 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2006 and £10.6 million in 2006 related to acquisitions completed prior to 2005. Further details of the Group’s approach to acquisition accounting is given in Note 28 to the Consolidated Financial Statements.

Finance income/costs—Finance income increased to £139.4 million in 2007 from £111.0 million in 2006 mainly due to higher interest rates on higher cash balances. Finance costs increased to £266.1 million in 2007 from £211.7 million in 2006, reflecting higher interest rates on variable interest rate debt. Therefore, net finance costs increased by £26 million, largely reflecting the higher interest rates, the impact of the cash cost of the acquisition of 24/7 Real Media Inc in July 2007, partly offset by the impact of improved liquidity as a result of a reduction in average working capital.

Taxes—The Company’s tax rate on reported profits in 2007 was 28.4% compared to 29.2% in 2006. This decrease reflects the continuing positive impact of the Group’s tax planning initiatives.

Profit for the year—Profit for the year attributable to equity holders of the parent was £465.9 million in 2007 against £435.8 million in 2006. The increase was driven by improved results of operations during the year, partially offset by increased net finance costs.

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

Operating costs—Reported operating costs increased by 8.7%. Reported operating costs including direct costs (but excluding goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangibles and investment gains and write-downs) rose in 2006 by 9.3%, and by 10.1% in constant currency (over 4.3% on a like-for-like basis) from the previous year.

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

Part of the Group’s strategy is to continue to increase variable staff costs (freelance, consultants and charges for incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. There was a slight deterioration in variable staff costs as a proportion of total staff costs in 2005. This ratio decreased to 12.8% in 2005 (including 1.0 percentage point attributable to share-based compensation), but in 2006 the ratio strengthened again to 13.0%.

Establishment costs as a proportion of revenues continued to improve slightly from 7.2% in 2005 to 7.1% in 2006, driven by better property utilisation and higher revenues.

Goodwill impairment charges of £35.5 million and £46.0 million were recorded in the years ended 31 December 2006 and 2005, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. Goodwill write-downs in relation to the utilisation of pre-acquisition tax losses of £8.8 million and £1.1 million were taken in 2006 and 2005, respectively. These write-downs were due to the better than expected performance of certain acquisitions in the year, which enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable. Additionally, in 2006, an impairment charge on acquired intangible assets was recorded for £1.5 million resulting from certain client relationships which were lost during the year. In 2005 no such impairment arose.

Operating profit—Reported operating profit was up over 13.6% to £741.6 million in 2006 from £652.8 million in 2005. Reported operating margins increased from 12.1% to 12.6%. Reported operating income, including income from associates, was £782.7 million in 2006, up 14.0% from £686.7 million in 2005. Reported operating margins, including income from associates, were 13.2% and 12.8% in 2006 and 2005, respectively. While margins improved overall they were negatively impacted by 1.5% in 2006 and 1.3% in 2005 due to goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. Margins were positively impacted by 0.1% in 2006 and 2005 by profits on disposal of equity investments. Additionally, in 2006, margins were positively impacted by 0.1% due to share of exceptional gains of associates. Therefore, operating margins, including income from associates, increased to 14.5% in 2006 from 14.0% in 2005 before investment gains, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates. For 2006, the post-acquisition contribution of acquisitions to the Group’s operating profit was not material. For 2005, the post-acquisition contribution of Grey to the Group’s 2005 operating profit was £68.6 million, and the contribution of other acquisitions completed during the year was £6.0 million in the aggregate.

The Group has released £10.6 million in 2006 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2005 and £10.1 million in 2005 related to acquisitions completed prior to 2004. Further details of the Group’s approach to acquisition accounting is given in Note 28 to the Consolidated Financial Statements.

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

Profit for the year—Profit for the year attributable to equity holders of the parent was £435.8 million in 2006 against £363.9 million in 2005. The increase was driven by improved results of operations completed during the year, partially offset by increased non-cash depreciation and amortisation charges.

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

The Company spent £744.4 million and £252.5 million for acquisitions and investments in 2007 and 2006, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £170.8 million and £184.5 million, respectively, and cash spent on share repurchases and buy-backs was £415.4 million and £257.7 million, respectively.

As we expect that necessary capital expenditure, spent mainly on information technology and property, will remain approximately equal to the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs. Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group’s share capital in 2007 and 2008, in 2007, 59.19 million ordinary shares (of which 57.19 million were cancelled), or 4.7% of our share capital, were repurchased at a total cost of £415.4 million and average price of £7.03 per share.

The Board has decided to increase the final dividend by 20% to 9.13p per share, taking the full-year dividend to 13.45p per share for 2007.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2007, billings were £31.666 billion, or 5.1 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

US commercial paper program—The Group has a $1.4 billion US Commercial Paper Program using the Revolving Credit Facility as a backstop. The Group’s borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding since the launch of the program was $476 million at an average interest rate of 5.4%. There was no US Commercial Paper outstanding at 31 December 2007.

USA bonds—At December 31, 2007, the Group had in issue $100 million of 6.875% bonds due July 2008 and $650 million of 5.875% bonds due June 2014.

Eurobonds—In November of 2007, the Group issued €500 million of 5.25% bonds due January 2015. At December 31, 2007 the Group also had in issue €600m of 4.375% bonds due December 2013 and €650 million of 6.0% bonds due June 2008. In May 2008, the Group issued €750 million of 6.625% bonds due in 2016.

Sterling bond—In April 2007, the Group issued £400 million of 6% bonds due April 2017. In November 2007 the Group issued £200 million of 6.375% bonds due November 2020.

Revolving credit facilities—The Group has a $1.6 billion seven-year Revolving Credit Facility due August 2012. The Group’s borrowings under this facility, which are drawn down predominantly in US dollars, Canadian dollars and pounds sterling, averaged $377 million in 2007 at an average interest rate of 5.95% inclusive of margin. The Group had available undrawn committed facilities of £759 million at 31 December 2007 (£817 million at 31 December 2006).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreement. The Group is in compliance with both covenants.

Convertible bonds—During 2007, the Group redeemed £450 million of 2% convertible bonds on their due date of April 2007.

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

As at 31 December 2007, the Group’s net debt was £1,286 million, up £471 million from £815 million in 2006. Net debt averaged £1,458 million in 2007, against £1,153 million in 2006 (up £305 million at 2007 exchange rates).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2007, operating profit before investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortization and impairment of acquired intangible assets and non-cash based incentive compensation was £950 million, capital expenditure £171 million, depreciation £144 million, tax paid £151 million, interest and similar charges paid £106 million and other net cash inflows of £32 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £698 million. This free cash flow was partially absorbed by £675 million in net acquisition payments and investments, share repurchases and cancellations of £415 million and dividends of £139 million. This resulted in a net outflow of £531 million.

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

A tabular reconciliation of free cash flow is shown below.

	2007 £m	2006 £m	2005 £m
Net cash inflow from operating activities	891.3	661.4	837.5
Plus:
Issue of shares	34.8	70.9	20.3
Proceeds on disposal of property, plant and equipment	8.3	22.4	6.7
Less:
Movements in working capital and provisions	(25.4)	171.1	(107.6)
Gains/(losses) on sale of property, plant and equipment	(1.0)	3.7	(1.1)
Purchases of property, plant and equipment	(151.1)	(167.8)	(160.5)
Purchase of other intangible assets (including capitalised computer software)	(19.7)	(16.7)	(10.8)
Dividends paid to minority shareholders in subsidiary undertakings	(38.9)	(28.8)	(24.0)
Free cash flow	698.3	716.2	560.5

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

The following table is an analysis of net debt.

	2007	2006	2005
	£m	£m	£m
Debt financing	(3,325.9)	(2,478.3)	(1,919.2)
Cash and short-term deposits	2,040.2	1,663.7	1,115.2
Net debt	(1,285.7)	(814.6)	(804.0)

As at 31 December 2007, the Company’s credit rating was “BBB+” (S&P) and “Baa2” (Moody’s). These ratings have been at this level since 2003.

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

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The discussion below includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this annual report.

Despite the recent financial crisis, the world economy continued to grow in 2007, after the recovery in both 2003 and 2004, driven by the United States, Asia Pacific, Latin America, the Middle East, Russia and the other CIS countries. As a result, the Company performed at record levels in 2007. In addition, Africa showed significant signs of growth, no doubt stimulated by Chinese interest and investment and is increasingly becoming a continent of opportunity. The FIFA World Cup in South Africa in 2010 will have a significant impact in focusing further attention on the African continent.

Whilst like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less. Following this productivity improvement, the Group’s margins at the post-incentive level have improved. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at around the highest levels. This should improve operational gearing and flexibility in 2008.

The budgets for 2008 have been prepared on a prudent basis, largely excluding new business, particularly in Advertising and Media Investment Management. They indicate improvements in like-for-like revenues at higher levels than at this time in 2007 (which were around 4.0% to 4.5%), with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than Advertising and Media Investment Management. In the first quarter of 2008 like for like revenues were up 4.8%.

In the first quarter of 2008, reported revenues rose by 14.1% to £1.558 billion from the first quarter of 2007. Revenues in constant currency were up 9.0%, reflecting the strength of the Euro overcoming the weakness of the US dollar against the pound sterling. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was 4.8%, continuing the growth rates seen throughout 2007 and before. Net debt at 31 March 2008 was £2,152 million, compared to £1,410 million at 31 March 2007 (at constant exchange rates). Average net debt in the first quarter of 2008 was £1,669 million compared to £1,083 million in the corresponding period in 2007, at 2008 exchange rates. In the 12 months to 31 March 2008, the Group’s free cash flow was £874 million. See Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources above for the Group’s view on basing its internal cash flow objectives on free cash flow. Over the same period, the Group’s expenditure on capital, acquisitions, share repurchases and dividends was £1,423 million.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2007, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2008	2009	2010	2011	2012	Beyond 2012
Contractual obligations:
Long-term debt[1]
Eurobonds	1,287.0	478.0	—	—	—	—	809.0
Sterling bonds	600.0	—	—	—	—	—	600.0
USA bonds	378.2	50.4	—	—	—	—	327.8
Grey convertible bonds[2]	75.7	75.7	—	—	—	—	—
Other	0.3	0.3	—	—	—	—	—
Subtotal	2,341.2	604.4	—	—	—	—	1,736.8
Interest payable	786.6	114.9	94.6	94.6	94.6	94.6	293.3
Operating leases	1,359.2	217.2	175.1	154.6	123.8	106.2	582.3
Capital commitments[3]	24.1	20.2	3.9	—	—	—	—
Investment commitments[3]	34.7	26.9	1.5	2.2	0.9	3.2	—
Estimated obligations under acquisition earnouts	319.0	57.3	62.8	85.4	65.0	48.5	—
Total	4,864.8	1,040.9	337.9	336.8	284.3	252.5	2,612.4

Notes

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2007 of £977.9 million.
[2]

The Grey convertible bonds are due for payment in 2033 but have been presented above as due in 2008 because each bond holder has the right to require Grey and WPP (as co-obligor) to repurchase as of each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding bonds at par plus accrued interest.

[3]

Capital commitments include commitments contracted, but not provided for in respect of property, plant and equipment. Investment commitments include commitments contracted, but not provided for in respect of interests in associates and other investments.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which we expect to fully eliminate the deficit for funded schemes by 31 December 2010. Employer contributions in 2007 were £47.0 million (2006: £48.6 million) and are expected to be £39.4 million in 2008. Projections for years after 2008 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Capital Structure

At 31 December 2007, the Company’s capital base was comprised of 1,191,491,263 ordinary shares of 10 pence each.

Property Costs

The task of improving property utilisation continues to be a priority for the Group with a portfolio of approximately 19 million square feet worldwide.

Inflation

As in 2006, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at 31 December 2007.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with IFRS. A summary of the Group’s principal accounting policies are described in the first section of notes to the Consolidated Financial Statements, entitled “Accounting Policies”. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgments and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our consolidated financial statements and notes thereto.

Goodwill and other intangibles

The Company has a significant amount of goodwill and other intangible assets. In accordance with the guidance provided by IAS 36 ‘Impairment of Assets’, the Company initially tests the carrying value of goodwill and other indefinite lived intangible assets for impairment annually as at 30 June of each year, and then updates the review as at 31 December or whenever there is an indication of impairment.

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

In 2007, the Group acquired 24/7 Real Media, Inc. for consideration of approximately £330 million. 24/7 significantly enhances the Group’s digital capability and will make a major contribution to winning new business for the Group, primarily our Advertising and Media Investment Management businesses. For this reason, goodwill relating to 24/7 was reviewed for impairment against the net present value of future cash flows of this segment as the appropriate cash-generating unit.

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

•

After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, again with no improvements in operating margins being assumed. An annual growth rate of 3.0% and a pre-tax discount rate of 11.0% have been assumed.

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 19 to the Consolidated Financial Statements. WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase the minority interest. These agreements are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at year end. Under IFRS, fair value is based on the present value of expected cash outflows. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities.

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquistions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2007, operating profit includes credits totaling £16.8 million (2006: £10.6 million, 2005: £10.1 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2006.

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

In applying the proportional performance method of revenue recognition for both market research and other long-term contracts, management is required to make significant judgments, estimates and assumptions. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labor. As a result of the relationship between labor and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. The indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measure takes precedence since these are output measures.

Since project costs can vary from initial estimates, the reliance on total project cost estimate represents an uncertainty inherent in the revenue recognition process. Individual project budgets are reviewed regularly with project leaders to ensure that cost estimates are based upon up to date and as accurate information as possible, and take into account any relevant historic performance experience. Also, the majority of contracted services subject to proportional performance method revenue recognition are in relation to short term projects, averaging approximately 3 months. Due to this close and frequent monitoring of budgeted costs and the preponderance of short term projects, the impact of variances between actual and budgeted project costs has historically been minimal. The Company’s combined bad debt and work in process write-offs in the business segments where the proportional performance method of revenue recognition is applied was less than 1% of revenues in each of the three years ended December 31, 2007. The Company does not believe that the effect of these uncertainties, taken as a whole, will significantly impact their results of operations in the future.

Pension costs

Pension costs are accounted for in accordance with IAS 19, “Employee Benefits” under IFRS. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2007.

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

The Group’s pension deficit was £133.6 million as at 31 December 2007, compared to £186.6 million as at 31 December 2006. The pension deficit decrease is primarily due to increases in discount rates in the US, UK and Europe.

Establishing the expected long-term rates of investment returns on pension assets is a judgmental matter. Management considers the types of investment classes in which our pension plan assets are invested and the expected compound return we can reasonably expect the portfolio to earn over time, which reflects forward-looking economic assumptions.

Most of the Group’s pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets increased from 5.6% as at 31 December

2006 to 5.8% as at 31 December 2007, and in North America, the forecasted weighted average return decreased from 6.8% to 6.7%, broadly in line with the yields available in both markets.

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

At 31 December 2007, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Europe	Asia Pacific
Current pensioners – male	19.6	19.0	20.5	18.3	19.3
Current pensioners – female	22.2	21.0	23.3	21.7	24.7
Future pensioners (current age 45) – male	20.5	19.0	21.9	20.6	21.4
Future pensioners (current age 45) – female	23.2	21.0	24.8	23.8	28.2

For a 0.25% increase or decrease in the discount rate at 31 December 2007, the 2008 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2007 pension deficit would be a decrease or increase, respectively, of approximately £20.0 million.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which our objective is to fully eliminate the deficit for funded schemes by 31 December 2010.

Deferred taxes

We record deferred tax assets and liabilities using tax rates enacted, or substantively enacted, at the balance sheet date for the effect of temporary differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. Gross unrecognised assets under IFRS were £2,851.0 million in 2007.

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

New IFRS Accounting Pronouncements

The following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRIC 11 IFRS 2: Group and Treasury Share Transactions;

IFRIC 12 Service Concession Arrangements;

IFRIC 13 Customer Loyalty;

IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

IFRS 8 Operating Segments;

IAS 1 (revised) Presentation of Financial Statements; and

IAS 23 (revised) Borrowing Costs.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2008.

In addition, IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements become effective for the Group in the year ended 31 December 2010. The revisions to these standards will apply to business combinations completed after 1 January 2010. The main changes under the revised standards are: all acquisition-related costs must be recognised as an expense in the period; contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events (such as changes in estimates of earnout consideration) must be recognised as a gain or loss in the income statement; equity interests held prior to control being obtained must be re-measured to fair value at the acquisition date, with any gain or loss recognised in the income statement; increases in ownership interest in a subsidiary that do not result in a change of control are treated as transactions among equity holders and are reported within equity. No gain or loss is recognised on such transactions and goodwill is not re-measured.

The revisions to the standards apply prospectively to business combinations for which the acquisition date is on or after the first annual financial reporting period beginning on or after 1 January 2009. Consequently, the impact that these revised standards will have on the financial statements of the Group will depend on the circumstances of business combinations occurring on or after 1 January 2010.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 15 May 2008 are as follows:

Philip Lader, age 62: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a member of the council of Lloyd’s (insurance market) a director of RAND, Marathon Oil, Rusal, AES Corporation and Songbird Estates plc (Canary Wharf), a trustee of the Smithsonian Museum of American History and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 63: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One.

Paul Richardson, age 50: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and corporate responsibility. He is also the Country Manager for Italy. Previously he spent six years with the central financial team of Hanson PLC. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications PLC and STW Communications Group Limited in Australia, both of which are companies associated with the Group.

Mark Read, age 41: Strategy director. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and is also CEO of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 53: Non-executive director. Colin Day was appointed a director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Imperial Tobacco plc until February 2007 and of easyJet plc until September 2005.

Esther Dyson, age 56: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company. She left CNET at the end of 2006 and now operates as an independent investor and entrepreneur, again under the name of EDventure. She has been highly influential for the past 25 years on the basis of her insights into online/information technology markets and social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor as well as an analyst/observer, she recently participated in the sale of Flickr to Yahoo! and of Medstory to Microsoft. She sits on the boards of non-listed start-ups including 23andMe (US), Boxbe (US), Eventful.com (US), Meetup Inc. (US), NewspaperDirect (Canada), CVO Group (Hungary) and Yandex (Russia). She is also an active investor in ‘new-space’ and aviation start-ups including Space Adventures, XCOR Aerospace, Icon Aircraft and Airship Ventures (all based in the US) and co-hosts the annual Flight School workshop for air and space entrepreneurs. She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government and (among other things) is pushing US legislators to publish their daily diaries.

Orit Gadiesh, age 57: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships and a member of the Business Committee of the Metropolitan Museum of Art, New York.

David H. Komansky, age 68: Non-executive director. David Komansky was appointed a director in January 2003. He was chairman of the Board of Merrill Lynch & Co., Inc., serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the Board of the New York Presbyterian Hospital.

Christopher Mackenzie, age 53: Non-executive director. Christopher Mackenzie was appointed a director in 2000. He is chairman and chief executive of the Equilibrium Group, a London-based investor group and chairman of Borets, the Russian Oil services group. He is also a board member of the Abdul Latif Jameel Group and KazMunaiGas Exploration & Production JSC. He served as the chief executive of Brunswick Capital in Russia, the president and chief executive officer of Trizec Properties and as the president of GE Capital Europe.

Stanley (Bud) Morten, age 64: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of The Motley Fool, Inc., which is a private company.

Koichiro Naganuma, age 63: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is president and group chief executive officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the Board who retired upon the appointment of Mr Naganuma. ADK is Japan’s third largest advertising and communications company, and ninth largest in the world.

Lubna Olayan, age 52: Non-executive director. Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairman and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. Ms Olayan is a Board Member of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She is on the International Advisory Board of the Council on Foreign Relations, a member of the Board of Directors of INSEAD and a member of the Board of Trustees of Cornell University. Ms Olayan joined the International Advisory Boards of Rolls-Royce in October 2006 and of Citi in 2007.

John Quelch, age 56: Non-executive director. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Gentiva Health Services Inc., Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen, age 60: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver, Age 48: Non-executive director. Tim Shriver was appointed a director in August 2007. He is Chairman of Special Olympics serving over 2 million Special Olympic athletes and their families in 170 countries. In recent years, he has produced films for Disney, Dream Works and Fox Searchlight and more recently, has begun writing a column for The Washington Post/Newsweek.com. He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of the National Center for Learning & Citizenship, Malaria No More and Neogenix. He serves on the advisory committee of Main Street Advisors and Leeds Equity.

Paul Spencer, age 58: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002. He is the chairman of State Street Managed Pension Funds Ltd. He is also chairman of the Association of Corporate Treasurers’ Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of Resolution Life Group plc and Nipponkoa.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Marketplace Rule 4200.

Terms of Directors and Executive Officers

As a matter of policy the Company requires all directors to submit themselves for re-election by an ordinary resolution of share owners at least every three years or every year in the case of those directors who held office for more than nine years.

B. Compensation

Review of compensation

The committee’s work during 2007 included:

•	a review of the total compensation packages of the Group’s most senior executives relative to marketplace benchmarks to ensure competitiveness;

•	a review of the total compensation package of the Group’s chief executive officer;

•

approving for submission to share owner approval at the EGM in December 2007, the request from the Group’s chief executive officer to defer receipt of certain awards that would otherwise have vested in 2008;

•

a review of the implications of significant changes in US tax regulations on compensation and adjusting the terms of several of the Group’s share incentive plans to avoid our US employees being subject to a 20-point increment in tax rates;

•	reviewing the total compensation packages of WPP’s executive directors to evaluate their appropriateness in various circumstances, including termination of employment;

•	the approval of bonuses, payable in cash and in shares for senior executives throughout the Group; and

•

looking ahead to the final year (2008) of Renewed LEAP (Renewed Leadership Equity Acquisition Plan) and considering what changes, if any, should be made in the long-term incentive plan that will replace it in 2009.

Executive remuneration

Key elements of short-and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of Control
Short term
Base salary[1]	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a

Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non- financial) at the individual and business unit level.	Not applicable in relation to the cash bonuses of executive directors.

	Objective	Participation	Performance period	Conditions	Change of Control
Performance share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non- financial) at operating company level. Further two-year retention period.	See note for Restricted Stock Plan.

Executive share awards[2]	To incentivise delivery of value and to align with interests of share owners.	Key parent company executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two- year retention period.	See note for Restricted Stock Plan.

Long term
Worldwide Ownership Plan[3]	To develop a stronger ownership culture.	Employees with at least two years’ employment. Not offered to those participating in other share programs or to executive directors.	n/a	3-year vesting period

Options may be exercised within one month (or a longer period if the Compensation Committee permits) of the Compensation Committee’s notification of the change of control.

The number of shares or ADSs is pro-rated down in accordance with the change of control date.

The Compensation Committee may determine that outstanding awards are unaffected by the change of control.

Renewed LEAP	To incentivise long-term performance by comparing WPP’s TSR[4] against the TSR of key comparators and to maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation Committee.

On a change of control, the Investment Period for all outstanding awards ends, the number of vesting shares are determined at that date and any other rights cease.

The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.

	Objective	Participation	Performance period	Conditions	Change of Control
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior executives of the parent company.	n/a	Typically 3-year retention period.

The vesting period for all outstanding awards is deemed to end.

The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards or that outstanding awards are unaffected by the change of control.

Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions are determined at the time of grant of the award.

Options may be exercised within one month (or a longer period if the Compensation Committee permits) of the Compensation Committee’s notification of the change of control.

The number of shares or ADSs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.

Notes

[1]	Base salary is the only pensionable element of remuneration.
[2]	Awards are granted under the Restricted Stock Plan.
[3]

Since its first adoption in 1997, grants have been made annually under the Worldwide Ownership Plan (WWOP) and as at 31 December 2007 options under this plan had been granted to approximately 64,000 employees for over 30 million ordinary shares of the Company.

[4]	Total Shareholder Return (TSR) is the return on investment that share owners receive over time and takes into account the share price appreciation/depreciation and dividends received.

The principal elements of WPP executive remuneration currently comprise the following:

•	base salaries (fixed);

•	annual incentives (variable); and

•	share plans (variable).

Pension contributions, life assurance, health and disability, and other benefits are also provided.

Base salary

The Compensation Committee believes that base salary is only one element of compensation and therefore should only be reviewed in the context of the total compensation being provided to an executive.

Sir Martin Sorrell’s base salary was increased from £840,000 to £1,000,000 on 1 January 2007. This is the first increase to Sir Martin’s base salary since September 1999.

With effect from 1 July 2007, Paul Richardson’s base salary was increased from £450,000 to £500,000. Paul Richardson’s base salary was last increased in May 2003.

Annual cash incentives

The annual cash bonus is paid under plans established for each operating company as well as the parent company. Challenging performance goals are established and these must be achieved before any bonus becomes payable. Each executive’s annual incentive opportunity is defined at a ‘target’ level for the full achievement of objectives. Awards in excess of the target level may be paid up to a prescribed maximum for superior performance.

In the case of the Group chief executive and other parent company directors, the annual cash bonus is based on Group and individual performance:

•	one-third is based on Group financial results;

•	one-third is based on individual strategic objectives determined prospectively by the committee at the commencement of each year; and

•	one-third is based on the achievement by the individual director of key business objectives assessed by the committee at the end of each year.

Where appropriate, performance objectives relating to environmental, social and governance issues are measured in the second and third sections above.

The table below shows how the objectives for the Group chief executive are aligned with the overall objectives of WPP, as outlined on pages 25 and 26.

	Performance measure	Relevance to WPP objective	Performance in 2007
1/3	Group financial results: Absolute financial performance.	Objectives 1, 2 & 5	Margin improvement in line with target (headline PBIT margin up 0.5%) and operating profit growth above target (Reported operating profit up 8.5%).
1/3	Strategic objectives: relative financial performance of WPP against its peer group.	Objectives 1, 2, 3 & 5	Strong relative performance in both TSR and margin improvement.
1/3	Key business objectives (amongst others): Development of the Group in fast-growing geographies and practice areas, attracting and retaining talent and enhancing creative reputation.	Objectives 4, 5 & 6	Continued leadership in key growth markets (e.g., BRIC), practice areas (e.g., media investment management), technologies (e.g., digital media) and client service initiatives (e.g., super-agency global solutions); strong talent management; growing creative acclaim.

As a percentage of base salary, the target, maximum and actual bonuses for 2007 paid to executive directors were as follows:

	Target	Maximum	Actual
Sir Martin Sorrell	100	200	165
Paul Richardson	80	120	96
Mark Read	50	75	70

In some countries an opportunity exists to defer part of the annual bonus for four years in the form of WPP shares. At the end of the deferral period a 25% match is applied to the original shares, subject to continuous employment.

Share plans

Following the policy review in 2005, the committee continues to believe that share plans approved by share owners later that year remain appropriate in terms of grant levels, performance criteria and vesting schedules. None of WPP’s share awards are pensionable and, other than the stock option awards, all will be satisfied out of one of the Company’s ESOPs or WPP shares held in treasury.

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

2007 was the fourth year of operation for Renewed LEAP and awards were once again granted to the Group’s key executives.

Under Renewed LEAP, which was approved by share owners in 2004, participants have to commit to acquire and retain WPP shares (investment shares) in order to have the opportunity to earn additional WPP shares (matching shares) The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company’s TSR performance measured over five years (four years in the case of awards made in 2004).

Because relative TSR may not always reflect the true performance of the Company, the Compensation Committee is required to perform a ‘fairness review’ on the basis of which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest. Factors the committee considers in its fairness review of any awards include, amongst others, various measures of the Group’s financial performance (such as growth in revenues and in earnings per share) and any evidence of distortions in the share price of either WPP or the peer group (such as bid price premia).

For awards made in respect of LEAP programs commencing in 2005, 2006 and 2007 the vesting schedule is as follows:

Rank compared to peer group*	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Notes

*	For actual performance between these positions the match is calculated on a pro rata basis.

The comparator companies for the awards made in 2007 were: Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Omnicom, Publicis and Taylor Nelson Sofres.

Vesting of the 2004-2007 LEAP Award

For awards made in respect of the LEAP program commencing in 2004 the vesting schedule was as follows:

Rank compared to peer group*	Number of matching shares
1	4
2	4
3	3.6
4	2.8
5	2
6	1.6
Median	1.2
Below median	0

Notes

*	For actual performance between these positions the match is calculated on a pro rata basis.

TSR results indicated a vesting level of 3.27 matching shares reflecting a ranking between third and fourth place against the peer group of 13 companies. The committee then undertook its fairness review, the purpose of which was to ensure that the TSR ranking accurately reflected the true underlying performance of the Company and took into account any exceptional circumstances deemed relevant by the committee.

The committee compared WPP’s financial performance to that of the peer group. It was noted that over the investment and performance period, WPP ranked first on margin improvement, and between third and fifth on other key measures such as growth in EBITDA, EBITA, EPS and Revenue. The committee was therefore comfortable that the TSR ranking was consistent with WPP’s relative competitive performance over the period.

However, the committee noted two exceptional circumstances that materially affected the TSR performance of WPP relative to that of its peers.

First, based on the advice of WPP’s broker, the committee concluded that the ending share prices of two of WPP’s comparator companies (Aegis and Ipsos) contained an element of ‘bid premium’. The committee concluded that including these premia did not reflect the underlying performance of these companies and therefore adjusted the TSR data accordingly. Removing the bid premia had no effect on WPP’s ranking, but increased the vesting percentage by moving its TSR closer to that of the company ranked above it.

Second, it was also noted that there had been relatively large currency swings over the performance period that dampened the TSR performance of comparator stocks denominated in US dollars or Japanese yen. The committee determined that this currency factor, which was outside management control, had materially affected WPP’s relative TSR ranking and vesting percentage.

The fairness review took both of these factors into account, each of which had a different impact on the results. The committee’s judgement was to make an overall net reduction of 0.67 in the number of matching shares vesting from 3.27 to 2.60. This implies a ranking between fourth and fifth place against the peer group of 13 companies; the committee felt this was a fair reflection of WPP’s true relative underlying performance over the period in question. As a result the number of ordinary matching shares that actually vested (including additional shares from reinvested dividends) along with the number at median and maximum, are shown in the following table.

	Median**	Maximum**	Actual
Sir Martin Sorrell*	1,238,899	4,129,664	2,823,786
Paul Richardson	37,168	123,892	84,715

Notes

*	Sir Martin deferred receipt of the shares until November 2011.
**	Not including additional shares from reinvested dividends.

Performance Share Awards (PSA) / Executive Share Awards (ESA)

Approximately 1,000 executives in the operating companies are eligible to receive PSAs. The size of each award depends on the extent to which annual performance targets are met. These awards are granted under the WPP Restricted Stock Plan but funded from the incentive pools at each operating company ensuring a significant proportion of these pools are delivered in shares. The ESA is the equivalent award at the parent company.

As a percentage of base salary, the target, maximum and actual awards for 2007 to executive directors were as follows:

	Target	Maximum	Actual
Sir Martin Sorrell	67	100	88
Paul Richardson	100	133	113
Mark Read	67	100	93

Leaders and Partners programs

To further align the interests of our key executives in the operating companies with the interests of share owners annual awards of restricted stock are granted under either the WPP Leaders or the WPP Partners programs. In both cases grants of restricted stock are made to participants which vest three years after grant provided the participant is still employed within the WPP Group. Some executives at parent company participate in these programs but no awards are made to executive directors.

Other share awards

In order to attract or retain key talent it is sometimes necessary to make special grants of shares, usually from the Restricted Stock Plan or occasionally from the Executive Stock Option Plan. No such awards were made to executive directors in 2007.

Retirement benefits.

All pension benefits for the Company’s executive directors are currently on a defined contribution basis and only base salary is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set under “Directors’ Remuneration” below.

The form and level of Company-sponsored retirement programs vary depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

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

Directors’ remuneration

For the fiscal year ended 31 December 2007 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £7,798,341. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award. The sum of £588,000 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

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

Remuneration of the directors who were directors during the year ended 31 December 2007 is set out in the table below. All amounts shown constitute the total amounts which the respective director received during 2007 and for the annual bonus and awards of ESAs in respect of 2007 but received in 2008. No compensation payments for loss of office have been made during 2007 to any individuals who have been directors of the Company.

		Salary and fees		Other benefits[1]		Short-term Incentive plans (annual bonus)[2]		Value of ESA[8]		Total annual remuneration		Pension contributions
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Location	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Chairman
P Lader[3,9]	USA	313	213	—	—	—	—	—	—	313	213	—	—

Executive directors
Sir Martin Sorrell[3,4,11,12,13]	UK	1,003	832	35	34	1,650	1,613	885	815	3,573	3,294	400	337
M Read	UK	275	225	1	1	191	180	255	240	722	646	27	23
P W G Richardson[3,5]	USA	469	447	82	98	481	501	567	566	1,599	1,612	95	90

Non-executive directors
C Day	UK	62	50	—	—	—	—	—	—	62	50	—	—
E Dyson[3]	USA	68	56	—	—	—	—	—	—	68	56	—	—
O Gadiesh[3]	USA	60	50	—	—	—	—	—	—	60	50	—	—
D Komansky[3]	USA	65	51	—	—	—	—	—	—	65	51	—	—
C Mackenzie	UK	68	54	—	—	—	—	—	—	68	54	—	—
S W Morten[3]	USA	75	63	—	—	—	—	—	—	75	63	—	—
K Naganuma[10]	Japan	—	—	—	—	—	—	—	—	—	—	—	—
L Olayan	KSA	60	50	—	—	—	—	—	—	60	50	—	—
J A Quelch[3,7]	USA	70	87	64	52	—	—	—	—	134	139	—	—
J Rosen[3]	USA	75	60	—	—	—	—	—	—	75	60	—	—
T Shriver[3,6]	USA	24	—	—	—	—	—	—	—	24	—	—	—
P Spencer	UK	70	60	—	—	—	—	—	—	70	60	—	—
Total remuneration		2,757	2,298	182	185	2,322	2,294	1,707	1,621	6,968	6,398	522	450

Notes

[1]	Other benefits include items such as healthcare, life assurance and allowances for cars and housing.
[2]	Bonus entitlement for the year (paid in the following year).
[3]

For 2007 all amounts payable in US dollars have been converted into pounds sterling at $2.0019 to £1 ($1.8432 for 2006). The amounts paid to Sir Martin Sorrell and Paul Richardson were paid part in US dollars and part in pounds sterling.

[4]	The amount of salary and fees comprise the aggregate of salary paid under the UK Agreement and the salary paid under the US Agreement.
[5]	Neither Paul Richardson nor the Company received any payment from Chime Communications PLC or STW Communications Group Limited in respect of his non-executive directorships in those companies.
[6]	Timothy Shriver was appointed to the Board on 8 August 2007.
[7]	In addition to fees paid to John Quelch in 2007 as a non-executive director of the Company additional fees were received by him of £10,016 (£37,000 in 2006) for consulting services.
[8]	Shares under these awards are deferred for two years.
[9]	The chairman’s fee was increased with effect from 1 January 2007. This was the first increase since February 2001.
[10]	Mr Naganuma received no remuneration from the Company given his executive position with Asatsu DK.
[11]

During 2007 an amount of approximately £6,000 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£193,000 in 2006).

[12]

Payments of amounts equal to the dividends that would be payable (totalling £731,806) were made to Sir Martin Sorrell in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now compromise the awards granted under the Capital Investment Plan in 1995) during 2007 (£597,410 during 2006).

[13]

The Company has agreed to contribute to the expenses of maintaining an apartment in New York recently purchased by Sir Martin Sorrell, in lieu of his contractual right to be provided with accommodation whilst working there, as he is required to spend a considerable amount of time in New York due to the size of the Company’s business in the US. The Company has not made any payments to date. The committee will review the position regarding these expenses on a regular basis.

Other long-term incentive plan awards

Long-term incentive plan awards granted to directors comprise the PSP and Renewed LEAP. The operation of the PSP and Renewed LEAP are described elsewhere in Item 6.

Performance Share Plan awards to directors up to and including 31 December 20071,2,3

	Grant date	Share price on grant date	At 01.01.07 (no. of shares)	Granted (lapsed) 2007 (no. of shares)	Performance period ends	Vested 06.03.07 (no. of shares)	Share price on vesting date	At 31.12.07 (no. of shares)	Value received from vested awards	Percentage of maximum vesting potential
M Read	30.04.04	£5.56	6,646	(2,858)	31.12.06	3,788	£7.407	—	£28,058	57%
P W G Richardson	30.04.04	£5.56	92,025	(39,571)	31.12.06	52,454	£7.407	—	£388,527	57%
Sir Martin Sorrell	30.04.04	£5.56	171,779	(73,865)	31.12.06	97,914	£7.407	—	£725,249	57%

Notes

[1]	No awards have been made under PSP since 2004.
[2]

The comparator group for this award was as follows (for companies which subsequently delisted, the date of delisting is shown in brackets): Aegis Communications, Arbitron, Dentsu, Digitas, Grey Global Group (delisted March 2005), Gfk, Havas Advertising, Ipsos, Omnicom, Publicis, Taylor Nelson Sofres, Interpublic and VNU. Details of the treatment of delisted companies for the purposes of TSR calculation are set out in note 1 to the table on Renewed LEAP below.

[3]

The performance condition relates WPP’s Total Shareholder Return (TSR) compared to the TSR results for a comparator group of communications services companies. No vesting takes place if the WPP TSR is below the median TSR result for the comparator group and the full vesting occurs if WPP TSR is at least equal to the second highest result within the comparator group. Between these levels awards vest on a sliding scale according to TSR performance.

Renewed Leadership Equity Acquisition Plan1

						At median level of performance			At maximum level of performance
	Grant/ award date	Share price on grant date	Performance period		Share units	Number of matching units at 01.01.07	Granted/ (lapsed) units	Number of matching units at 31.12.07	Number of matching units at 01.01.07	Granted/ (lapsed) units	Number of matching units at 31.12.07
M Read	15.12.05	£6.175	01.01.05	31.12.09	Ords	15,255	—	15,255	50,850	—	50,850
	15.11.06	£6.84	01.01.06	31.12.10	Ords	24,788	—	24,788	82,625	—	82,625
	11.12.07	£6.23	01.01.07	31.12.11	Ords	—	22,311	22,311	—	74,370	74,370
P W G Richardson	28.10.04	£5.535	01.01.04	31.12.07	Ords	37,168	—	37,168	123,892	—	123,892
	15.12.05	£6.175	01.01.05	31.12.09	Ords	122,037	—	122,037	406,790	—	406,790
	15.11.06	£6.84	01.01.06	31.12.10	Ords	99,153	—	99,153	330,510	—	330,510
	11.12.07	£6.23	01.01.07	31.12.11	Ords	—	89,246	89,246	—	297,485	297,485
Sir Martin Sorrell	28.10.04	£5.535	01.01.04	31.12.07	Ords	1,238,899	—	1,238,899	4,129,664	—	4,129,664
	15.12.05	£6.175	01.01.05	31.12.09	Ords	305,091	—	305,091	1,016,970	—	1,016,970
	15.11.06	£6.84	01.01.06	31.12.10	Ords	234,804	—	234,804	782,680	—	782,680
	11.12.07	£6.23	01.01.07	31.12.11	Ords	—	223,113	223,113	—	743,710	743,710

Notes

[1]

All awards shown in the above table, are dependent on WPP’s TSR performance against a comparator group over the relevant performance period and maintenance of a participant’s holding of Investment Shares and continued employment throughout the Investment Period. The comparator group for the awards made in 2004 comprises of Aegis, Arbitron, Dentsu, Digitas, Gfk, Grey Advertising, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres, and VNU. The comparator group for the awards made in 2005 remained the same with the exception of the removal of Digitas and Grey Advertising. The comparator group for the awards made in 2006 and 2007 was the same as for the awards in 2005 with the exception of the removal of VNU. Where a company delists during the performance period, the committee deems this to be a disposal and the proceeds are treated as being reinvested in an index that tracks the TSR of the remaining companies.

C. Board Practices

Information regarding the expiration of the current term of each director and the period during which such director has served is set forth in Item 6A.

Compensation Committee

During 2007, the Compensation Committee comprised the following members, who took decisions in respect of the year: Jeffrey Rosen (chairman of the committee), P Lader, Esther Dyson, and C Mackenzie (retired on 26 June 2007).

During 2007 the Compensation Committee held eight formal meetings and had many informal discussions. Committee meetings are frequently attended, in whole or in part, by the Group chief executive, the chief talent officer, the director of compensation and benefits and the Company Secretary.

Remit of Compensation Committee

Under its terms of reference (which are reviewed regularly) the committee is responsible for:

•

reviewing and approving the remuneration and terms of employment (including any termination arrangements) of executive directors and senior executives of the Company and of directors and senior executives of the operating companies;

•	reviewing the Group’s incentive policies and compensation plans;

•	monitoring the vesting of awards under all incentive plans;

•	reviewing systems implemented throughout the Group to deal with matters such as employee harassment and discrimination; and

•	appointing and reviewing the performance of external advisors to the committee and to the Company in relation to executive remuneration and human resource activities.

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

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who was not present when matters relating to his own compensation contracts were discussed and decided), the chief talent officer, and the director of compensation and benefits. During the year, the committee received material assistance from Towers Perrin. Advice was also received from Hammonds solicitors on a number of legal, tax and governance issues relating to compensation and benefits. Hammonds provide legal advice on a range of matters to the Group. See further discussion in the Directors’ remuneration section of Item 6.

The committee receives advice on the following:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary levels;

•	annual and long-term incentive plans and awards; including awards made under Renewed LEAP;

•	the policy for employees relating to WPP share ownership;

•	pensions and executive benefits;

•	changes in accounting, taxation, legal and regulatory practices;

•	governance issues relating to compensation and the role of the committee; and

•	policies for preventing employee harassment and discrimination.

Principles of remuneration

All executive compensation at WPP is governed by three guiding principles:

•	competitiveness;

•	performance; and

•	alignment to share owner interests.

Competitiveness

Compensation packages for Group executives are reviewed on a regular basis (on average every 24 months). When reviewing an executive’s package the committee usually consults with the Group chief executive and the Group chief talent officer.

In making its assessments, the committee considers individual and business unit performance, level of experience and scope of responsibility. It also takes into account the overall package, including both fixed and variable elements, and considers both the ‘on-target’ and maximum levels of remuneration. The competitiveness of this total package is then reviewed in relation to the most appropriate benchmarks.

For example, for the Group chief executive three separate benchmarks for remuneration opportunities are used:

•	the most senior executive position in the Company’s closest industry comparators;

•	the CEO position in companies of comparable size and complexity in the UK; and

•	the CEO position in public companies of comparable size and complexity in the US.

A similar approach is taken for the other senior executives, including executive directors. The Compensation Committee considers data from the latest industry surveys covering the senior positions in WPP’s operating companies. WPP participates in the leading global surveys of executive remuneration in the advertising, market research, healthcare, interactive, direct marketing, public relations and public affairs sectors. In addition, for heads of operating companies the committee considers public disclosures for similar positions in listed companies of comparable size and complexity in the relevant sector.

Performance

All remuneration packages for senior executives, including executive directors, have a significant element which is variable and dependent on performance.

Alignment to share owner interests

WPP is committed to aligning executive performance and reward with share owner interests. This is achieved by providing significant opportunities for executives to acquire WPP shares, by using performance measures that are linked to the creation of share owner value and by operating share ownership goals for the most senior executives. Many of our incentive plans pay out wholly or partially in WPP shares. At least half of the compensation package of the executive directors was delivered in shares during 2007.

Total Shareholder Return (TSR) relative to a group of key comparators is the measure for determining long-term performance-based rewards for Group executive directors.

WPP has encouraged share ownership for its most senior executives, including executive directors, for many years. For executive directors this is achieved through participation in Renewed LEAP. Other WPP Leaders (approximately 200 people) are incentivised to own 40,000 WPP ordinary shares each.

The committee also considers the extent of any dilution of share owner value through the issue of new shares to satisfy incentive awards. The dilution, as at 24 April 2008, was well below the 10% level acceptable to the ABI (Association of British Insurers). It is intended that Renewed LEAP awards, the Performance Share Awards, the Executive Share Awards and Restricted Stock Plan awards will all be satisfied with purchased shares held in the employee share ownership plans (ESOPs) or in Treasury.

Policy on directors’ service contracts, notice periods and termination payments

The Company’s policy on the duration of directors’ service contracts is that no executive directors have fixed term contracts and the notice period for each is shown below. None of the contracts of parent company executive directors contain liquidated damages provisions. There were no payments in 2007 in respect of termination of employment of any executive director.

Executive Director	Contract/effective date	Notice period
Sir Martin Sorrell	1 April 2005	“At will”
Paul Richardson	1 January 2005	12 months
Mark Read	9 September 2002	6 months

Non-executive director*	Contract date
Philip Lader	26 February 2001
Colin Day	25 July 2005
Esther Dyson	29 June 1999
Orit Gadiesh	28 April 2004
David Komansky	28 January 2003
Bud Morten	2 December 1991
Lubna Olayan	18 March 2005
John Quelch	10 July 1991
Koichiro Naganuma	23 January 2004
Christopher Mackenzie	14 March 2000
Jeffrey Rosen	20 December 2004
Tim Shriver	6 August 2007
Paul Spencer	28 April 2004

*	The notice period applicable to all non-executive directors is two months.

Audit committee

As of 31 December 2007, the Audit committee comprised Paul Spencer, Bud Morten, Jeffrey Rosen and Colin Day.

Meetings of the Audit committee, of which there were 9 during 2007, were also attended (by invitation for all or part of any meeting) by the external auditors, the Company’s chairman, the Group finance director, the director of internal audit, the Group chief counsel and the Company Secretary.

During 2007, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee’s overall effectiveness.

The committee has once again continued to oversee compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) for 2007, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both our Right to Speak helpline, which is made available to employees to enable them to communicate confidentially on matters of concern, and the actions taken in response to those calls.

Other work carried out by the committee in 2007 under its terms of reference included:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgments;

•	reviewing internal financial control and internal audit activities;

•	assisting the Board in meeting its responsibilities in respect of the review and reporting on the systems and key elements of risk management as they affect the Group;

•	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;

•

monitoring the external auditors’ independence, objectivity and effectiveness; WPP’s policy regarding non-audit services that may be provided by the auditors, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditory Practices Board and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the committee, or for certain categories of work are delegated to the director of internal audit for pre-approval. All fees are summarised periodically for the committee in order to assess the aggregate value of non-audit fees against audit fees. The value of fees for 2007 is shown in note 3 to the Consolidated Financial Statements;

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the U.S. Securities and Exchange Commission, and NASDAQ with which the Company must comply;

•

in conjunction with Paul Richardson, the director responsible for corporate responsibility in 2007, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation Committee) and receiving reports on new initiatives being implemented by the Group to reduce carbon emissions; and

•	maintaining established procedures for the confidential receipt and treatment of concerns raised by employees.

The committee’s terms of reference, which are reviewed with the Board annually, are available for inspection on the Company’s website at www.wpp.com and are on display prior to and at all general meetings of the Company. Following this year’s review there have been a number of changes made to the remit. Many of these for regulatory, legal and best practice updates. The Board has extended the remit of the committee to review on its behalf acquisition and investment matters and debt financing.

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

The requirements of Rule 4350 and the corporate governance practices that the Company follows in lieu thereof are described below:

•

Rule 4350(f) requires that the quorum for any meeting of stockholders must not be less than 33 1 /3% of the outstanding shares of a company’s common voting stock. The Company’s Articles of Association provide that the necessary quorum for a general share owner meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a share owner or a proxy for a share owner or a duly authorized representative of a corporate share owner.

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

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2007 the Group had 90,182 employees located in approximately 2,000 offices in 106 countries compared with 79,352 and 74,631 as of December 31, 2006 and 2005, respectively. Including all employees of associated undertakings, this figure is approximately 111,000 (2006: 98,000, 2005: 92,000). As at March 31 2008, the Group had approximately 93,000 employees and approximately 114,000 employees including associate undertakings. The average number of employees in 2007 was 84,848 compared with 77,686 and 70,936 in 2006 and 2005, respectively, including acquisitions. Their geographical distribution was as follows:

	2007	2006	2005
North America	23,294	22,477	21,261

United Kingdom	8,543	8,484	8,007

Continental Europe	21,367	19,935	18,644

Asia Pacific, Latin America, Africa and Middle East	31,644	26,790	23,024

	84,848	77,686	70,936

Their operating sector distribution was as follows:

Advertising and Media Investment Management	42,948	41,030	38,084

Information, Insight & Consultancy	11,524	10,869	10,089

Public Relations & Public Affairs	7,167	6,616	5,901

Branding & Identity, Healthcare and Specialist Communications	23,209	19,171	16,862

	84,848	77,686	70,936

E. Share Ownership

Directors’ Interests

Ordinary Shares

Directors’ interests in the Company’s share capital, all of which were beneficial, were as follows 1:

	At 1 Jan 2007 or appointment date	Shares acquired through long-term incentive plan awards in 2007		Movement during 2007 inc. shares purchased in 2007	At 31 Dec 2007 or earlier retirement or resignation	Shares acquired through long-term incentive plan awards in 2008[2]		Other movements since 31 Dec 2007	At 24 April 2008
		Vested	(sold)			Vested	(sold)
C Day	5,240	–	–	–	5,240	–	–	–	5,240

E Dyson	35,000	–	–	–	35,000	–	–	–	35,000

O Gadiesh	–	–	–	–	–	–	–	–	–

D Komansky	10,000	–	–	–	10,000	–	–	–	10,000

P Lader	11,950	–	–	–	11,950	–	–	–	11,950

C Mackenzie	30,000	–	–	–	30,000	–	–	–	30,000

S W Morten	20,000	–	–	–	20,000	–	–	–	20,000

K Naganuma[5]	–	–	–	–	–	–	–	–	–

L Olayan	–	–	–	–	–	–	–	–	–

J A Quelch	12,000	–	–	–	12,000	–	–	–	12,000

M Read[3,6]	23,070	8,746	(3,594)	220	28,442	53,886	(22,138)	–	60,190

P W G Richardson[3,6]	188,176	52,454	(26,280)	–	214,350	154,249	(77,280)	–	291,319

J Rosen	5,000	–	–	7,000	12,000	–	–	–	12,000

T Shriver[4]	–	–	–	–	–	–	–	5,000	5,000

P Spencer	10,000	–	–	–	10,000	–	–	–	10,000

Sir Martin Sorrell[3,6,7,8,9]	13,644,401	97,914	–	(134,228)	13,608,087	2,947,094	–	–	16,555,181

Notes

[1]	Save as disclosed above and in the Report of the Compensation Committee, no director had any interest in any contract of significance with the Group during the year.
[2]	Further details of long-term incentive plans are given in Item 6.
[3]

Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2007, the Company’s ESOPs held in total 43,889,384 shares in the Company (51,134,155 in 2006).

[4]	Timothy Shriver was appointed to the Board in August 2007.
[5]	K Naganuma is a director of Asatsu-DK, which at 24 April 2008 had interests in 31,295,646 shares representing 2.65% of the issued share capital of the Company.
[6]	Interests include investment shares committed to the 2005, 2006 and 2007 awards under Renewed LEAP but do not include matching shares from these plans, if any.
[7]	Sir Martin Sorrell gifted 134,228 shares to the JMMRJ Sorrell Foundation, a charity providing benefits for educational institutions, cancer research and other charitable purposes.
[8]	Includes 2,823,786 shares pursuant to the vesting of LEAP 2004-2007, the receipt of which has been deferred until November 2011.
[9]

Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and now comprise the UK and US Deferred Stock Units Awards Agreements.

Option Awards held by executive directors in the year ended 31 December 2007

	Grant/ Award Date	Exercise price	At 1 Jan 2007 (no. of shares)	Granted (lapsed) 2007 (no. of shares)	Exercised 2007 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2007 (no. of shares)	Share price 31 Dec 2007[1]	Percent- age of maximum vesting potential
M Read[2]	Nov 2003	£5.595	10,615	–	–	–	–	10,615	£6.470	100%
	Oct 2004	£5.535	9,879	–	–	–	–	9,879	£6.470	100%

Notes

[1]	Share price 12-month high/low: £5.765/£7.875.
[2]	All option awards were granted prior to becoming an executive director.

ESA and Restricted Stock Awards held by executive directors in the year ended 31 December 20071,2

	Award date		No. of shares originally awarded	Dividend shares[6]	Total shares vesting	Vesting date	Share price on vesting	Value on vesting
Sir Martin Sorrell	24.02.06	[3]	119,505			06.03.08	–	–
	23.02.07	[3]	104,587			02.03.09
P W G Richardson	24.02.06	[3]	67,390			06.03.08	–	–
	08.05.07	[3]	75,441			02.03.09	–	–
M Read	06.03.05	[4]	19,262			06.03.08	–	–
	10.03.05	[4]	4,816	142	4,958	10.03.07	£7.641	£37,886
	24.02.06	[3]	32,684			06.03.08	–	–
	16.03.06	[5]	3,601			16.03.10	–	–
	23.02.07	[3]	30,798			02.03.09	–	–
	27.04.07	[5]	9,526			16.03.11	–	–

Notes

[1]	These awards which are made on satisfaction of previous performance conditions are subject to continuous employment until the vesting date.
[2]	Grants made in relation to 2007 ESA award were made on 3 March 2008.
[3]	Grant made in relation to ESA awards.
[4]	Grants prior to becoming a Board Member.
[5]	Grant made in relation to the Annual Bonus Deferral Program.
[6]	Additional shares granted in lieu of dividends during the vesting period.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	Months Ending 30 April
		2008		2007		2006
Massachusetts Financial Services Company	5.0%	60,800,602	4.8%	58,865,231	*	*
Invesco plc	5.0%	60,270,835	*	*	3.1%	38,148,881
Legal & General	4.4%	55,108,806	4.4%	55,108,806	4.2%	51,683,257
WPP ESOPs	3.7%	43,889,384	4.2%	51,134,155	4.1%	50,597,811
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

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

The number of outstanding ordinary shares at 31 December 2007 was 1,191,491,263 which includes the underlying ordinary shares represented by 19,568,295 ADSs. 229 share owners of record of WPP ordinary shares were US residents at 31 December 2007.

The geographic distribution of our share ownership as of 31 December 2007 is presented below:

United Kingdom	39%
United States	32%
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material in 2007, 2006 and 2005.

In the year ended 31 December 2007, the Group paid costs of £0.5 million (2006: £0.3 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of broader legal actions, some of which are ongoing, to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the Company’s 2006 Annual Report and Form 20-F and has not increased.

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

Dividend distribution policy

The Group continues to increase dividends. The profit before tax for the year was £719.4 million (2006: £682.0 million, 2005: £592.0 million). The directors of the Company recommended a final dividend of 9.13p (2006: 7.61p, 2005: 6.34p) per share to be paid on 7 July 2008 to share owners on the register at 6 June 2008 which, together with the interim ordinary dividend of 4.32p (2006: 3.60p, 2005: 3.00p) per share paid on 12 November 2007, makes a total of 13.45p for the year (2006: 11.21p, 2005: 9.34p), an increase of 20%.

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP Group plc shares and receive all cash dividends in US dollars. These are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with WPP’s US depositary, Citibank N.A. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders.

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

	£ per Ordinary Share
	High	Low
2003	5.96	3.20

2004	6.43	4.70

2005	6.31	5.35

2006
First Quarter	6.99	6.18

Second Quarter	7.07	6.21

Third Quarter	6.67	6.09

Fourth Quarter	6.93	6.52

2007
First Quarter	7.88	6.92

Second Quarter	7.83	7.25

Third Quarter	7.50	6.34

December	6.47	6.00

Fourth Quarter	7.12	5.77

2008
January	6.33	5.56

February	6.36	5.77

March	6.15	5.63

First Quarter	6.36	5.56

April	6.38	5.93

May	6.48	6.05

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2003	49.93	26.74
2004	59.50	42.39
2005	60.05	47.34
2006
First Quarter	60.88	53.72
Second Quarter	64.71	56.56
Third Quarter	62.20	55.65
Fourth Quarter	67.90	60.49
2007
First Quarter	77.93	66.76
Second Quarter	76.16	71.20
Third Quarter	76.28	64.21
December	64.29	61.06
Fourth Quarter	72.46	59.47
2008
January	62.43	56.69
February	63.08	56.87
March	61.55	56.66
First Quarter	63.08	56.66
April	63.19	58.82
May	62.88	59.59

The Depositary held 97,841,475 ordinary shares as at 31 December 2007, approximately 8.21% of the outstanding ordinary shares, represented by 19,568,295 outstanding ADSs.

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

The following summarises certain provisions of our memorandum and articles of association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 1985 and our memorandum and articles of association. A copy of our articles of association in the form adopted on 16 August 2005 is filed as an exhibit to this annual report on Form 20-F.

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

•

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

The directors may refuse to register a transfer:

•	if it is of shares which are not fully paid;

•	if it is of shares on which WPP has a lien;

•	if it is not stamped and duly presented for registration, together with the share certificate and evidence of title as the board reasonably requires;

•	if it is with respect to more than one class of shares;

•	if it is in favor of more than four persons jointly; or

•	in certain circumstances, if the holder has failed to provide the required particulars to the investigating power referred to under “Disclosure of interests in shares” below.

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

C. Material Contracts

On May 17, 2007, the Company, TS Transaction, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Company (“Merger Subsidiary”), and TFSM, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, as amended on July 12, 2007, Merger Subsidiary conducted a tender offer for all of the outstanding shares of TFSM’s outstanding common stock and, following completion of the tender offer, was merged into TFSM. Each outstanding share of TFSM common stock (other than, among other things, shares held by TFSM as treasury stock or by the Company or any wholly-owned subsidiary of TFSM or the Company) was converted into the right to receive $11.75 in cash. TFSM survived the merger as an indirect wholly-owned subsidiary of the Company.

Under the Merger Agreement, at the effective time of the Merger (a) unvested, unexercisable and outstanding TFSM stock options were converted into approximately equivalent stock options of the Company, (b) vested, exercisable and outstanding TFSM stock options were exchanged for a cash payment for each underlying share equal to the difference, if any, between the tender offer price per share of $11.75 and the exercise price per share of the options, and (c) any restricted shares of TFSM were converted into approximately equivalent restricted securities of the Company.

In the Merger Agreement TFSM and the Company made various representations and warranties and agreed to specified covenants, including covenants by TFSM relating to the conduct of its business between the date of the Merger Agreement and the closing of the Merger, restrictions on TFSM’s ability to solicit proposals with respect to alternative transactions, governmental filings and approvals, public disclosures and other matters.

The Merger Agreement also contained certain termination rights of the Company and TFSM and provided that, upon the termination of the Merger Agreement under specified circumstances, TFSM would be required to pay the Company a termination fee of $24.0 million.

D. Exchange Controls

There are currently no United Kingdom foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant’s operations.

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

The following summary of United States and United Kingdom tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. In addition, this summary does not represent a detailed description of the tax consequences applicable to persons subject to special treatment under the United Kingdom or United States tax laws. Prospective purchasers of ADSs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADSs and the ordinary shares represented thereby by consulting their own tax advisors. In addition, this summary only addresses holders that hold ordinary shares or ADSs as capital assets, and it does not address the taxation of a United States shareholder (either corporate or individual) where that shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

As used herein, the term “United States corporation” means any corporation organised under the laws of the United States or any state or the District of Columbia.

As used herein, the term “United States resident” means an individual citizen or resident of the United States, a United States corporation or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For the purposes of the current US-UK Income Tax Treaty and for the purposes of the United States Internal Revenue Code of 1986, as amended (the “Code”), discussed below, the holders of ADSs will be treated as the owners of the underlying ordinary shares represented by the ADSs.

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

United States Residents. For dividends paid, there will be no withholding tax on the distribution and there will no longer be any entitlement to offset any part of the UK taxation credit against any US taxation liability. The dividend received (without any gross up for withholding tax suffered or tax credits) will be subject to US taxation on the day actually or constructively received by United States residents in the case of ordinary shares, or by the Depositary, in the case of ADSs.

Certain dividends received by non-corporate United States residents from domestic corporations and qualifying foreign corporations (e.g., WPP Group plc) will be taxed at a maximum rate of 15% in taxable years beginning before January 1, 2011. To be eligible for the 15% rate, the stock must be held by the shareholder for more than 61 days during the 121-day period beginning 60 days before the ex-dividend date; shareholders are advised to consult their professional advisors accordingly. Dividends paid by the Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in pounds sterling will equal the US dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date the dividend is received by United States residents, in the case of ordinary shares, or by the Depositary, in the case of ADSs, regardless of whether the pounds sterling are converted into US dollars. If the pounds sterling received as a dividend are converted into US dollars on the date they are received, United States residents generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the pounds sterling received as a dividend are not converted into US dollars on the date of receipt, United States residents will have a basis in the pounds sterling equal to their US dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling will be treated as United States source ordinary income or loss.

Distribution Ordering Rules

The gross distribution (the sum of the distribution paid by the Company plus any related United Kingdom tax credit) will be treated as foreign source dividend income for United States federal income tax purposes provided that such distribution is paid out of the Company’s earnings and profits, as defined for United States federal income tax purposes. If the distribution is not paid out of earnings and profits, it will be treated as a return of capital (up to the holders’ tax basis in their shares). Any excess above the combination of the amounts treated as dividends and returns of capital will be treated as a capital gain.

Taxation of Capital Gains

An individual shareholder resident in the United Kingdom will be liable to United Kingdom taxation on capital gains realised on the disposal of their ADSs or ordinary shares.

Holders of ADSs or ordinary shares who are United States resident individuals or United States corporations, and who are not resident or ordinarily resident in the United Kingdom, will not be liable to United Kingdom taxation of capital gains realised on the disposal of their ADSs or ordinary shares unless the ADSs or ordinary shares are used or held for the purposes of a trade carried on in the United Kingdom through a permanent establishment. However, a holder of ADSs or ordinary shares who is a United States resident (as defined above) will be subject to taxation on such capital gains under the laws of the United States. Any such capital gains will be long-term capital gains if the ADSs or ordinary shares have been held for more than one year. Currently, non-corporate United States residents are subject to a maximum tax rate of 15% on long-term capital gains for taxable years beginning before January 1, 2011, after which the rate will be increased to 20%.

Estate and Gift Tax

The current Estate and Gift Tax Convention between the United States and the United Kingdom generally relieves from United Kingdom inheritance tax (the equivalent of United States estate and gift tax) the transfer of ordinary shares or of ADSs where the shareholder or holder of the ADSs making the transfer is domiciled for the purposes of the Convention in the United States and is not a national of the United Kingdom. This will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the United Kingdom or are related to the fixed base in the United Kingdom of a person providing independent personal services.

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

There will be a charge to ad valorem Stamp Duty on any instrument transferring ordinary shares to a nominee or agent for a depositary which then issues depositary receipts (such as ADSs). Where the instrument is liable to Stamp Duty as a “conveyance on sale” then the rate of duty is 1.5% of the consideration for the sale implemented by the instrument. Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty is 1.5% of the market value of the security transferred by the instrument.

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

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2007 is estimated to be a net liability of £6.8 million (£0.4 million asset with respect to interest rate swaps and £7.2 million liability for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

The Group’s principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.3% of the Group’s gross indebtedness at 31 December 2007 (at $1,811 million, £614 million and € 1,048 million) and 97.3% of the Group’s average gross debt during the course of 2007 (at $1,859 million, £357 million and €1,152 million). Including the effect of interest rate and cross-currency swaps, 57.9% of the year end US dollar net debt is at fixed rates averaging 5.64% for an average period of 103 months; and 21.4% of the euro net debt is at fixed rates averaging 7.39% for an average period of 51 months; and 65.2% of sterling net debt is at a fixed at rate of 6.19% for an average period of 135 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2007 no forward rate agreements or interest rate caps were in place.

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its fixed rate borrowings. The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of 31 December 2007:

2007 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	528.9	5.64%	n/a	103
-floating	384.5	n/a	LIBOR	n/a
€ -fixed	165.3	7.39%	n/a	51
-floating	605.7	n/a	EURIBOR	n/a
£ -fixed	400.0	6.19%	n/a	135
-floating	213.7	n/a	LIBOR	n/a
¥ -fixed	40.6	2.07%	n/a	72
Other	9.3	n/a	LIBOR	n/a
	2,348.0
Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2007 the amounts still to be written to income were £3.2 million in respect of US dollar swap terminations, to be written to income evenly until June 2014.

The significant terms of the interest rate swap agreements in place as of 31 December 2007:

2007
€
Notional principal amount	€ 1.5b
Average pay rate	EURIBOR 1.053%
Average receive rate	5.109%
Average term	61 months
Latest maturity date	Jan 2015

The variable rate payable on €200 million of the euro interest rate swaps is based on three-month EURIBOR and on six-month EURIBOR for the remaining €1,300 million. The three and six-month EURIBOR rates at 31 December 2007 were 4.374% and 4.707%, respectively.

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

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At 31 December 2007 the Group holds forward foreign exchange contracts of €129.7 million R19.4 million, C$25 million and $55 million. The forward exchange rates to sterling that the Group is fixed into are 0.719, 14.1189, 2.049 and 1.9840 respectively. The contracts all mature in 2008.

These arrangements are designed to address significant exchange exposures and are renewed on a revolving basis as required.

The following table sets forth details on the cross currency swaps as of 31 December 2007, by currency:

	2007	2007	2007	2007	2007	2007	2007	2007	2007	2007
	€ / $	$ / €	$ / €	$ / €	$ / €	$ / €	$ / €	$ / €	£ / €	¥ / €
Currency Payable	€228.0m	$66.2m	$66.2m	$115.0m	$220.0m	$360.7m	$180.3m	$180.8m	£13.2m	¥9000.0m
Currency Receivable	$278.3m	€55.2m	€50.0m	€85.6m	€163.9m	€249.0m	€124.5m	€124.8m	€20.0m	€56.6m
Currency Rate Payable	3m Euribor +0.955%	6m Libor +0.056%	Fixed 4.120%	6m Libor +0.559%	3m Libor +0.556%	Fixed 5.608%	3m Libor +0.858%	6m Libor +0.845%	3m Libor	Fixed 2.068%
Currency Rate Receivable	Fixed 5.875%	Fixed 3.40%	Fixed 2.815%	6m Euribor 0.555%	6m Euribor +0.555%	6m Euribor +0.795%	6m Euribor +0.795%	6m Euribor +0.795%	Fixed 3.370%	6m Euribor +0.555%

Credit risk

The Group’s principal financial assets are short term deposits and cash, trade and other receivables and investments, which represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

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

Non-derivative financial instruments

The book and fair value of our $750 million bonds, €1.75 billion Eurobonds, $150 million convertible bond, £200 million bond and £400 million bond at 31 December 2007 was £2,348.0 million and £2,319.1 million, respectively. The fair value is calculated by reference to market prices at 31 December 2007. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see Item 5(B) and note 10 to the financial statements.

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

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2007. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as of 31 December 2007. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management believes that as of 31 December 2007 our internal control over financial reporting was effective.

Deloitte & Touche LLP, which has audited the consolidated financial statements of the Company for the year ended 31 December 2007, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). Deloitte & Touche LLP’s report is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP Group plc

We have audited the internal control over financial reporting of WPP Group plc and subsidiaries (the “Company”) as at 31 December 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2007 of the Company and our report dated 9 June 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

London, England

9 June 2008

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2007, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The audit committee consisted of Paul Spencer, Bud Morten, Jeffrey Rosen and Colin Day at 31 December 2007. Colin Day was appointed to the committee in August 2007. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6, Directors, Senior Management and Employees—Directors and Senior Management.

ITEM 16B.	Code of Ethics

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission and applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or New York at the following addresses or telephone numbers:

London:

Group Communications Director

WPP Group plc

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP Group plc

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

ITEM 16C.	Principal Accountant Fees and Services

	2007	2006
	£m	£m
Audit fees	16.2	16.1
Audit-related fees[1]	0.4	0.4
Tax fees[2]	3.6	3.9
All other[3]	4.0	3.3

	24.2	23.7

Notes

[1]	Audit related fees include review of the interim financial statements and Form 20-F.
[2]	Tax fees comprise tax advisory, planning and compliance services.
[3]	Other fees comprise further assurance services, including fees for due diligence and transition support services.

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

Not applicable

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

At an Extraordinary General Meeting of the Company on 27 June 2006 a special resolution was passed authorising the Company to make market purchases of its own shares up to a maximum number of 125,022,397 ordinary shares. This authority expired at the conclusion of the Annual General Meeting of the Company on 26 June 2007 and was replaced by a new authority to purchase up to a maximum number of 122,579,509 ordinary shares until the conclusion of the Annual General Meeting of the Company in June 2008. Purchases made in 2007 are described in the table below:

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	800,000	£6.99	800,000	109,363,507
February	500,000	£7.80	500,000	108,863,507
March	11,145,700	£7.54	11,145,700	97,717,807
April	3,695,000	£7.65	3,695,000	94,022,807
May	6,165,000	£7.54	6,165,000	87,857,807
June	5,600,000	£7.39	5,600,000	116,979,509
July	3,016,020	£7.36	3,016,020	113,963,489
August	7,259,900	£7.05	7,259,900	106,703,589
September	5,167,680	£6.77	5,167,680	101,535,909
October	2,063,317	£6.59	2,063,317	99,472,592
November	7,289,849	£6.08	7,289,849	92,182,743
December	6,491,157	£6.19	6,491,157	85,691,586
Total	59,193,623	£7.03	59,193,623

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this item.

PART III

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP Group plc as at 31 December 2007, 2006 and 2005 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP Group plc (incorporated herein by reference to Exhibit 1 of the Registrant’s Report on Form 6-K filed on 10 November 2005).

2.1	Deposit Agreement dated as of 27 October 2005 among WPP 2005 plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.2	Indenture dated as of 15 July 1998 between WPP Finance (USA) Corporation, WPP Group plc and Bankers Trust Company, as Trustee, in connection with the issuance of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.1 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed on 8 July 1998 (File No. 333-9058)).

2.3	Forms of 6 5/8% Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 4.2 to WPP Finance (USA) Corporation’s and WPP Group plc’s Registration Statement on Form F-3 filed on 8 July 1998 (File No. 333-9058)).

2.4	Agreement of Registrant to file, if requested by Securities and Exchange Commission, instruments relating to 5.125% Bonds due June 2004 and 6.0% Bonds due June 2008 (incorporated herein by reference to Exhibit 2.12 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

2.5	U.S. $1,600,000,000 Revolving Credit Facility Agreement, dated 23 August 2005 among WPP Group plc, WPP Finance Co. Limited, WPP Group U.S. Finance Corp., Citibank International plc, Citibank, N.A. and the Lenders referred to therein (incorporated herein by reference to Exhibit 2.6 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.6	Form of Supplemental Indenture, dated as of 30 December 2003, among WPP Finance (USA) Corporation, WPP Group plc and Deutsche Bank Trust Company (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 5/8 % Notes due 15 July 2005 and 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2002).

2.7	Form of Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (USA) Corporation, WPP 2005 Limited, WPP Group plc and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, supplementing the Indenture dated as of 15 July 1998 pertaining to the issuance of 6 7/8% Notes due 15 July 2008 (incorporated herein by reference to Exhibit 2.8 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

Exhibit No.	Exhibit Title

2.8	Form of Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.9	Form of First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.10	Form of Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.11	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.10).

2.12	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.10).

2.13	Form of Letter Agreement, dated as of 7 March 2005, between WPP Group plc and Citibank, N.A., as Depositary, supplementing the Amended and Restated Deposit Agreement by and among WPP Group plc, Citibank, N.A. and all holders and beneficial owners of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 2.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

2.14	Indenture, dated 28 October 2003, between Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, including the form of 5.0% Contingent Convertible Subordinated Debenture due 2033 (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 filed by Grey Global Group Inc. on 26 January 2004 (File No. 333-112208)).

2.15	Form of First Supplemental Indenture, dated as of 28 February 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Grey on 1 March 2005 (File No. 000-07898)).

2.16	Form of Second Supplemental Indenture, dated as of 28 February 2005, among the Registrant, Abbey Merger Corporation, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 4.2 to the Report on Form 8-K filed by Grey on 28 February 2005 (File No. 000-07898)).

2.17	Form of Third Supplemental Indenture, dated as of 21 October 2005, among WPP Group plc, WPP 2005 plc, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated by reference to Exhibit 99.1 of the Registrant’s Report on Form 6-K filed on 16 February 2006).

Exhibit No.	Exhibit Title

2.18	Form of Fourth Supplemental Indenture, dated as of 29 December 2005, among WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 99.2 of the Registrant’s Report on Form 6-K filed on 16 February, 2006).

2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 4.375% Bonds due 5 December 2013 (incorporated by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.21	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015.*

2.22	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020.*

2.23	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.25% Guaranteed Bonds due 2016.*

4.1	Consolidated Revolving Credit Facility Agreement, dated 3 July 1998, amending, modifying and restating the Revolving Credit Facility Agreement dated 4 July 1997 by and between WPP Group plc, the original Borrowers, the Guarantors, Bankers Trust Company (as facility agent) and the Lenders and Arrangers referred to therein (incorporated by reference to Exhibit 1(b) of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 1998).

4.2	Revolving Credit Facility and Term Out Facility Agreement, dated 7 August 2000 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K filed on 28 August 2000).

4.3	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.4	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.5	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.6	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.7	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

Exhibit No.	Exhibit Title

4.8	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.9	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference from Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.10	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.11	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.12	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.13	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.14	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.15	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.16	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.17	Agreement and Plan of Merger, dated as of 11 September 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. and First Amendment to Agreement and Plan of Merger, dated as of 1 December 2004, by and among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc. (included as Appendix A to the proxy statement/prospectus filed as part of the Registrant’s Registration Statement on Form F-4 filed on 1 February 2005 (File No. 333-119949)).

4.18	Grey Advertising Inc. 1998 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 17 August 1998 (File No. 000-07898)).

4.19	Grey Global Group Inc. 2003 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 21 August 2003 (File No. 000-07898)).

4.20	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).

4.21	UK Service Agreement, dated 16 August 2004 and effective 1 April 2005, between WPP Group plc and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

Exhibit No.	Exhibit Title

4.22	USA Service Agreement, dated and effective 16 August 2004, between WPP Group plc and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.23	USA Service Agreement, dated and effective 28 April 2005, between WPP Group plc and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.24	Employment Agreement, dated as of 1 January 2002, by and between WPP Group USA, Inc. and Howard G. Paster (incorporated herein by reference to Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.25	Employment Agreement, dated 9 September 2002, between WPP Group plc and Mark Read (incorporated herein by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2004).

4.26	The WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.34 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.27	1999 Leadership Equity Acquisition Plan (incorporated herein by reference to Exhibit 4.35 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.28	2004 Leadership Equity Acquisition Plan (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.29	WPP Group plc Performance Share Plan (incorporated herein by reference to Exhibit 4.37 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.30	Restricted Stock Plan (incorporated herein by reference to Exhibit 4.38 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.31	The WPP 2005 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.39 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.32	The WPP Annual Bonus Deferral Programme (incorporated herein by reference to Exhibit 4.40 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.33	2004-2006 Long Term Incentive Plan Participant Guide (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.34	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.42 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.35	Agreement and Plan of Merger, dated as of May 17, 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc. (incorporated herein by reference to Exhibit 2.1 to 24/7 Real Media, Inc. Current Report on Form 8-K filed on May 17, 2007).

4.36	Amendment No. 1, dated July 12, 2007, to Agreement and Plan of Merger, dated as of May 17, 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc.*

Exhibit No.	Exhibit Title

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive.*

12.2	Certification of Group Finance Director.*

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm.*

*	filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP Group plc

By:	/S/ PAUL W G RICHARDSON
Paul W G Richardson Group Finance Director

9	June 2008

Item 18

WPP GROUP plc

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP Group plc

We have audited the accompanying consolidated balance sheets of WPP Group plc and subsidiaries (the “Company”) as at 31 December 2007 and 2006, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the three years in the period ended 31 December 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPP Group plc and subsidiaries as at 31 December 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 9 June 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP

London, England

9 June 2008

Our 2007 financial statements

Accounting policies

The consolidated financial statements of WPP Group plc (the Group) for the year ended 31 December 2007 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2007.

The Group’s financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

The Group has taken the option as permitted by IFRS 1 (First-Time Adoption of IFRS) to apply IAS 21 (The Effects of Changes in Foreign Exchange Rates) retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition to IFRS.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady or declining growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

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

Accounting policies (continued)

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

Interests in associates and joint ventures

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

Inventory and work in progress

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

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

Accounting policies (continued)

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

Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

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

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

Information, Insight & Consultancy

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

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

Accounting policies (continued)

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

Recognition of a surplus in the defined benefit schemes is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

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

Operating leases

Operating lease rentals are charged to the income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

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

Accounting policies (continued)

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

New IFRS accounting pronouncements

In the current year, the Group has adopted IFRS 7 Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after 1 January 2007, and the related amendment to IAS 1 Presentation of Financial Statements. The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments and capital management.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRIC 11 IFRS 2: Group and Treasury Share Transactions;

•	IFRIC 12 Service Concession Arrangements;

•	IFRIC 13 Customer Loyalty;

•	IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•	IFRS 8 Operating Segments;

•	IAS 1 (revised) Presentation of Financial Statements; and

•	IAS 23 (revised) Borrowing Costs.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2008.

In addition, IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements become effective for the Group in the year ended 31 December 2010. The revisions to these standards will apply to business combinations completed after 1 January 2010. The main changes under the revised standards are:

•	all acquisition-related costs must be recognised as an expense in the period;

•

contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events (such as changes in estimates of earnout consideration) must be recognised as a gain or loss in the income statement;

•	equity interests held prior to control being obtained must be re-measured to fair value at the acquisition date, with any gain or loss recognised in the income statement;

•

increases in ownership interest in a subsidiary that do not result in a change of control are treated as transactions among equity holders and are reported within equity. No gain or loss is recognised on such transactions and goodwill is not re-measured.

The revisions to the standards apply prospectively to business combinations for which

Accounting policies (continued)

the acquisition date is on or after the first annual financial reporting period beginning on or after 1 January 2009. Consequently, the impact that these revised standards will have on the financial statements of the Group will depend on the circumstances of business combinations occurring on or after 1 January 2010.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group’s accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the appropriate note in these financial statements.

Consolidated income statement

For the years ended 31 December 2007, 2006, 2005

	Notes	2007 £m		2006 £m		2005 £m
Revenue	2	6,185.9		5,907.8		5,373.7
Direct costs		(335.5)		(296.8)		(241.0)
Gross profit		5,850.4		5,611.0		5,132.7
Operating costs	3	(5,045.7)		(4,869.4)		(4,479.9)
Operating profit	2	804.7		741.6		652.8
Share of results of associates	4	41.4		41.1		33.9
Profit before interest and taxation		846.1		782.7		686.7
Finance income	6	139.4		111.0		87.6
Finance costs	6	(266.1)		(211.7)		(182.3)
Profit before taxation		719.4		682.0		592.0
Taxation	7	(204.3)		(199.4)		(194.0)
Profit for the year		515.1		482.6		398.0

Attributable to:
Equity holders of the parent		465.9		435.8		363.9
Minority interests		49.2		46.8		34.1
		515.1		482.6		398.0

Earnings per share[1]	9
Basic earnings per ordinary share		39.6	p	36.3	p	30.3	p
Diluted earnings per ordinary share		38.0	p	35.2	p	29.7	p

Notes

The accompanying notes form an integral part of this income statement

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated cash flow statement

For the years ended 31 December 2007, 2006, 2005

	Notes	2007 £m	2006 £m	2005 £m
Net cash inflow from operating activities	11	891.3	661.4	837.5
Investing activities
Acquisitions and disposals	11	(674.8)	(215.6)	(507.7)
Purchases of property, plant and equipment		(151.1)	(167.8)	(160.5)
Purchases of other intangible assets (including capitalised computer software)		(19.7)	(16.7)	(10.8)
Proceeds on disposal of property, plant and equipment		8.3	22.4	6.7
Net cash outflow from investing activities		(837.3)	(377.7)	(672.3)
Financing activities
Share option proceeds		34.8	70.9	20.3
Share repurchases and buy-backs	11	(415.4)	(257.7)	(152.3)
Net increase/(decrease) in borrowings	11	498.9	382.1	(595.2)
Financing and share issue costs		(8.3)	(3.7)	(2.2)
Equity dividends paid		(138.9)	(118.9)	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings		(38.9)	(28.8)	(24.0)
Net cash (outflow)/inflow from financing activities		(67.8)	43.9	(853.6)
Net (decrease)/increase in cash and cash equivalents		(13.8)	327.6	(688.4)
Translation difference		119.2	(50.3)	85.0
Cash and cash equivalents at beginning of year		956.9	679.6	1,283.0
Cash and cash equivalents at end of year	11	1,062.3	956.9	679.6

Note

The accompanying notes form an integral part of this cash flow statement.

Consolidated statement of recognised income and expense

For the years ended 31 December 2007, 2006, 2005

	2007 £m	2006 £m	2005 £m
Profit for the year	515.1	482.6	398.0
Exchange adjustments on foreign currency net investments	71.7	(367.0)	266.1
Gain on revaluation of available for sale investments	108.1	9.5	21.0
Actuarial gain/(loss) on defined benefit pension schemes	27.0	26.0	(16.5)
Deferred tax (charge)/credit on defined benefit pension schemes	(9.9)	5.3	3.6
Net income/(expense) recognised directly in equity	196.9	(326.2)	274.2
Total recognised income and expense relating to the year	712.0	156.4	672.2
Attributable to:
Equity holders of the parent	662.8	109.6	638.1
Minority interests	49.2	46.8	34.1
	712.0	156.4	672.2

Note

The accompanying notes form an integral part of this statement of recognised income and expense.

Consolidated balance sheet

At 31 December 2007, 2006	Notes	2007 £m	2006 £m

Non-current assets
Intangible assets:
Goodwill	12	6,071.7	5,434.5
Other	12	1,154.6	1,115.4
Property, plant and equipment	13	449.6	415.3
Interests in associates	14	540.1	411.4
Other investments	14	268.6	136.5
Deferred tax assets	15	56.0	108.9
Trade and other receivables	17	149.3	110.3
		8,689.9	7,732.3
Current assets
Inventory and work in progress	16	343.9	341.5
Corporate income tax recoverable		37.2	26.5
Trade and other receivables	17	6,140.8	4,931.9
Cash and short-term deposits		2,040.2	1,663.7
		8,562.1	6,963.6
Current liabilities
Trade and other payables	18	(8,248.9)	(6,783.8)
Corporate income tax payable		(70.0)	(39.6)
Bank overdrafts and loans	20	(1,585.9)	(1,260.6)
		(9,904.8)	(8,084.0)
Net current liabilities		(1,342.7)	(1,120.4)
Total assets less current liabilities		7,347.2	6,611.9
Non-current liabilities
Bonds and bank loans	20	(1,740.0)	(1,217.7)
Trade and other payables	19	(460.4)	(331.9)
Corporate income tax liability		(336.2)	(383.7)
Deferred tax liabilities	15	(464.0)	(467.8)
Provision for post-employment benefits	23	(135.0)	(187.6)
Provisions for liabilities and charges	21	(116.8)	(104.8)
		(3,252.4)	(2,693.5)
Net assets		4,094.8	3,918.4
Equity
Called-up share capital	26, 27	119.2	124.1
Share premium account	27	103.9	74.9
Shares to be issued	27	5.3	7.5
Merger reserve	27	(1,365.9)	(1,370.0)
Other reserves	27	(114.9)	(170.1)
Own shares	27	(255.3)	(288.5)
Retained earnings	27	5,482.1	5,449.0
Equity share owners’ funds		3,974.4	3,826.9
Minority interests		120.4	91.5
Total equity		4,094.8	3,918.4

Note

The accompanying notes form an integral part of this balance sheet.

Notes to the consolidated financial statements

1. General information

WPP Group plc is a company incorporated in the UK under the Companies Act 1985. The address of the registered office is Pennypot Industrial Estate, Hythe, Kent, CT21 6PE. The nature of the Group’s operations and its principal activities are set out in note 2. These Financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

For management purposes, the Group is currently organised into four operating segments – Advertising and Media Investment Management; Information, Insight & Consultancy; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. These disciplines are the basis on which the Group reports its primary information. Operating segments are aggregated where they have similar economic characteristics, provide similar products and services and serve similar clients. The Group’s operations are located in North America; the UK; Continental Europe; and Asia Pacific, Latin America, Africa & Middle East and the Group’s performance has historically been linked with the economic performance of these regions. These geographic divisions are the basis on which the Group reports its secondary information.

Operating sectors

Segment information about these businesses is presented below:

	Revenue[1]	Operating profit	Share of result of associates	Profit before interest and taxation	Finance income	Finance costs	Profit before taxation	Taxation	Profit for the year
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2007
Advertising and Media Investment Management	2,871.3	384.4	28.1	412.5
Information, Insight & Consultancy	905.4	99.2	3.9	103.1
Public Relations & Public Affairs	641.4	101.7	2.1	103.8
Branding & Identity, Healthcare and Specialist Communications	1,767.8	219.4	7.3	226.7
	6,185.9	804.7	41.4	846.1	139.4	(266.1)	719.4	(204.3)	515.1
2006
Advertising and Media Investment Management	2,806.9	365.2	21.9	387.1
Information, Insight & Consultancy	892.9	89.0	1.9	90.9
Public Relations & Public Affairs	595.7	83.5	3.2	86.7
Branding & Identity, Healthcare and Specialist Communications	1,612.3	203.9	14.1	218.0
	5,907.8	741.6	41.1	782.7	111.0	(211.7)	682.0	(199.4)	482.6
2005
Advertising and Media Investment Management	2,606.4	334.0	16.1	350.1
Information, Insight & Consultancy	810.4	69.4	6.9	76.3
Public Relations & Public Affairs	534.4	72.1	2.1	74.2
Branding & Identity, Healthcare and Specialist Communications	1,422.5	177.3	8.8	186.1
	5,373.7	652.8	33.9	686.7	87.6	(182.3)	592.0	(194.0)	398.0

Note

[1]	Intersegment sales have not been separately disclosed as they are not material.

	Headline PBIT[1]	Headline PBIT margin %	Headline PBIT[1]	Headline PBIT margin %	Headline PBIT[1]	Headline PBIT margin %
	2007 £m	2007	2006 £m	2006	2005 £m	2005
Advertising and Media Investment Management	466.9	16.3	443.7	15.8	402.7	15.5
Information, Insight & Consultancy	104.3	11.5	98.7	11.1	83.4	10.3
Public Relations & Public Affairs	106.5	16.6	89.5	15.0	75.3	14.1
Branding & Identity, Healthcare and Specialist Communications	250.3	14.2	227.1	14.1	193.4	13.6
	928.0	15.0	859.0	14.5	754.8	14.0

Note

[1]	See note 31 for reconciliation of headline PBIT to PBIT.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Goodwill additions	Acquired intangibles additions	Capital additions[1]	Depreciation and amortisation	Goodwill impairment & write-downs	Interest in associates
	£m	£m	£m	£m	£m	£m	£m
2007
Advertising and Media Investment Management	35.0	56.8	3.9	96.5	100.0	33.2	328.9
Information, Insight & Consultancy	7.4	39.3	2.3	19.9	18.1	–	90.8
Public Relations & Public Affairs	4.3	35.9	–	10.7	14.1	0.6	59.0
Branding & Identity, Healthcare and Specialist Communications	15.7	471.7	79.5	45.2	52.5	12.0	61.4
	62.4	603.7	85.7	172.3	184.7	45.8	540.1

2006
Advertising and Media Investment Management	43.7	60.9	4.5	105.8	114.3	28.7	257.1
Information, Insight & Consultancy	7.7	12.9	0.4	19.5	17.2	5.6	83.1
Public Relations & Public Affairs	4.7	55.5	6.0	15.1	13.8	0.9	18.7
Branding & Identity, Healthcare and Specialist Communications	14.8	78.3	9.4	44.1	40.6	9.1	52.5
	70.9	207.6	20.3	184.5	185.9	44.3	411.4

2005
Advertising and Media Investment Management	40.0	856.4	250.6	96.8	85.5	35.6	294.0
Information, Insight & Consultancy	8.6	20.7	2.4	17.6	17.8	7.1	96.8
Public Relations & Public Affairs	4.3	45.7	15.4	20.1	12.1	0.4	18.2
Branding & Identity, Healthcare and Specialist Communications	15.7	205.3	86.1	36.8	32.0	4.0	100.9
	68.6	1,128.1	354.5	171.3	147.4	47.1	509.9

Note

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

Balance sheet	Assets			Liabilities
	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2007
Advertising and Media Investment Management	8,963.4			(7,238.5)
Information, Insight & Consultancy	1,008.9			(395.5)
Public Relations & Public Affairs	1,307.2			(296.0)
Branding & Identity, Healthcare and Specialist Communications	3,839.1			(1,031.1)
	15,118.6	2,133.4	17,252.0	(8,961.1)	(4,196.1)	(13,157.2)

2006
Advertising and Media Investment Management	7,861.4			(5,912.7)
Information, Insight & Consultancy	919.1			(373.9)
Public Relations & Public Affairs	1,209.9			(246.3)
Branding & Identity, Healthcare and Specialist Communications	2,906.5			(875.2)
	12,896.9	1,799.0	14,695.9	(7,408.1)	(3,369.4)	(10,777.5)

Note

[1]

Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2007 £m		2006 £m		2005 £m
Revenue[1]
North America		2,266.7		2,291.1		2,106.9
UK		890.3		856.3		808.1
Continental Europe		1,657.4		1,532.9		1,410.3
Asia Pacific, Latin America, Africa & Middle East		1,371.5		1,227.5		1,048.4
		6,185.9		5,907.8		5,373.7

	Margin		Margin		Margin
Headline PBIT[2]
North America	17.3%	391.5	17.0%	389.0	16.6%	350.1
UK	12.0%	107.1	11.4%	97.9	10.5%	84.6
Continental Europe	13.5%	223.0	12.7%	194.3	12.5%	176.1
Asia Pacific, Latin America, Africa & Middle East	15.0%	206.4	14.5%	177.8	13.7%	144.0
	15.0%	928.0	14.5%	859.0	14.0%	754.8
Segment Assets
North America		5,494.4		4,536.0		5,116.5
UK		1,691.4		1,693.8		1,357.3
Continental Europe		4,748.5		3,946.0		4,091.2
Asia Pacific, Latin America, Africa & Middle East		3,184.3		2,721.1		2,557.6
		15,118.6		12,896.9		13,122.6
Capital additions[3]
North America		74.8		90.1		80.5
UK		28.2		29.4		28.7
Continental Europe		31.2		28.7		31.1
Asia Pacific, Latin America, Africa & Middle East		38.1		36.3		31.0
		172.3		184.5		171.3

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for reconciliation of headline PBIT to PBIT.
[3]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

3. Operating costs

	2007 £m	2006 £m	2005 £m
Total staff costs (note 5)	3,607.9	3,474.4	3,186.3
Establishment costs	427.2	419.1	387.6
Other operating costs (net)	1,010.6	975.9	906.0
Total operating costs	5,045.7	4,869.4	4,479.9
Operating costs include:
Goodwill impairment	44.1	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 12)[1]	1.7	8.8	1.1
Amortisation and impairment of acquired intangible assets (note 12)	40.3	43.3	25.3
Amortisation of other intangible assets (note 12)	18.1	13.5	10.7
Depreciation of property, plant and equipment	123.7	127.3	110.0
Losses/(Gains) on sale of property, plant and equipment	1.0	(3.7)	1.1
Gains on disposal of investments	(3.4)	(7.3)	(4.3)
Net foreign exchange losses	1.1	5.0	0.8
Operating lease rentals:
Land and buildings	261.1	251.7	237.8
Plant and machinery	25.8	30.4	34.8
	286.9	282.1	272.6

Note

[1]

The goodwill write-down in relation to the utilisation of pre-acquisition tax losses is due to the better than expected performance of certain acquisitions in the year. This enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

In 2007, operating profit includes credits totalling £16.8 million (2006: £10.6 million, 2005: £10.1 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2006. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 ‘Business combinations’, are given in note 28.

All of the operating costs of the Group are related to administrative expenses.

Auditors’ remuneration:

	2007 £m	2006 £m	2005 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.7	1.7	1.9
The audit of the Company’s subsidiaries pursuant to legislation	11.4	10.8	10.0
	13.1	12.5	11.9
Other services pursuant to legislation	3.5	4.0	3.0
Fees payable to the auditors pursuant to legislation	16.6	16.5	14.9
Tax advisory services	2.7	2.8	2.6
Tax compliance services	0.9	1.1	1.0
	3.6	3.9	3.6
Corporate finance services	1.0	–	0.2
Other services	3.0	3.3	2.8
Total non-audit fees	7.6	7.2	6.6
Total fees	24.2	23.7	21.5

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Minimum committed annual rentals

Amounts payable in 2008 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2008 £m	2007 £m	2006 £m	2008 £m	2007 £m	2006 £m
In respect of operating leases which expire:
– within one year	6.4	6.9	7.0	27.9	30.8	20.6
– within two to five years	12.9	13.5	17.9	115.5	95.5	94.5
– after five years	0.3	1.8	1.8	75.0	75.8	90.0
	19.6	22.2	26.7	218.4	202.1	205.1

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2007 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December
2008	238.0	(20.8)	217.2
2009	192.0	(16.9)	175.1
2010	169.3	(14.7)	154.6
2011	136.9	(13.1)	123.8
2012	118.1	(11.9)	106.2
Later years	591.4	(9.1)	582.3
	1,445.7	(86.5)	1,359.2

4. Share of results of associates

Share of results of associates include:

	2007 £m	2006 £m	2005 £m
Share of profit before interest and taxation	65.8	61.4	54.0
Share of exceptional gains	0.8	4.0	–
Share of interest and minority interest	0.5	0.9	(0.9)
Share of taxation	(25.7)	(25.2)	(19.2)
	41.4	41.1	33.9

5. Our people

Our staff numbers averaged 84,848 against 77,686 in 2006 and 70,936 in 2005, including acquisitions. Their geographical distribution was as follows:

	2007	2006	2005
North America	23,294	22,477	21,261
UK	8,543	8,484	8,007
Continental Europe	21,367	19,935	18,644
Asia Pacific, Latin America, Africa & Middle East	31,644	26,790	23,024
	84,848	77,686	70,936

Their operating sector distribution was as follows:

	2007	2006	2005
Advertising and Media Investment Management	42,948	41,030	38,084
Information, Insight & Consultancy	11,524	10,869	10,089
Public Relations & Public Affairs	7,167	6,616	5,901
Branding & Identity, Healthcare and Specialist Communications	23,209	19,171	16,862
	84,848	77,686	70,936

At the end of 2007 staff numbers were 90,182 (2006: 79,352, 2005: 74,631). Including all employees of associated undertakings, this figure was approximately 111,000 at 31 December 2007 (2006: 98,000, 2005: 92,000).

5. Our people (continued)

Total staff costs were made up as follows:

	2007 £m	2006 £m	2005 £m
Wages and salaries	2,492.6	2,385.8	2,182.1
Cash-based incentive plans	168.3	176.0	159.0
Share-based incentive plans (note 22)	62.4	70.9	68.6
Social security costs	288.3	281.7	267.3
Other pension costs (note 23)	80.7	81.7	75.6
Other staff costs	515.6	478.3	433.7
	3,607.9	3,474.4	3,186.3
Staff cost to revenue ratio	58.3%	58.8%	59.3%

Included above are charges of £6.5 million (2006: £5.3 million, 2005: £4.9 million) for share-based incentive plans in respect of key management personnel (who comprise the executive directors of the Group). Compensation for key management personnel also included £4.2 million (2006: £4.1 million, 2005: £4.7 million) of short-term benefits and £0.5 million (2006: £0.5 million, 2005: £0.6 million) of post employment benefits.

6. Finance income and finance costs

Finance income includes:

	2007 £m	2006 £m	2005 £m
Expected return on pension scheme assets	28.1	25.2	24.2
Income from available for sale investments	9.2	5.7	5.6
Interest income	102.1	80.1	57.8
	139.4	111.0	87.6

Finance costs include:

	2007 £m	2006 £m	2005 £m
Interest on pension scheme liabilities	33.8	32.4	32.0
Interest payable and similar charges[1]	216.3	171.3	141.4
Finance charges (excluding revaluation of financial instruments)	250.1	203.7	173.4
Revaluation of financial instruments accounted at fair value through profit or loss	16.0	8.0	8.9
	266.1	211.7	182.3

The following are included in the revaluation of financial instruments accounted at fair value through profit and loss shown above:

	2007 £m	2006 £m	2005 £m
Movements in fair value of treasury instruments	6.7	3.3	3.0
Revaluation of put options over minority interests (notes 20 and 21)	9.3	4.7	5.8
Other	–	–	0.1
	16.0	8.0	8.9

Note

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

Interest payable on the Group’s drawings on its committed revolving credit facilities is payable at a margin of 0.25% over relevant LIBOR.

The majority of the Group’s long-term debt is represented by $750 million of US dollar bonds at a weighted average interest rate of 6.01% (prior to any interest rate swaps or cross-currency swaps), €1,750 million of Eurobonds at 5.23% (prior to any interest rate or currency swaps), £600 million of sterling bonds at 6.13% and $150 million of convertible bonds at 5.0%.

Average borrowings under the Syndicated Revolving Credit Facilities (note 10) amounted to $377 million at an average interest rate of 5.95% inclusive of margin. Average borrowings under the US$ Commercial Paper Program (note 10) amounted to $476 million at an average interest rate of 5.40% inclusive of margin.

Notes to the consolidated financial statements (continued)

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2007 £m	2006 £m	2005 £m
Current tax
UK corporation tax at 30%:
Current year	27.5	36.6	32.9
Prior years	(57.9)	(44.9)	(24.4)
	(30.4)	(8.3)	8.5
Foreign tax:
Current year	212.9	216.9	177.3
Prior years	5.7	(7.6)	9.9
	218.6	209.3	187.2
Total current tax	188.2	201.0	195.7
Deferred tax
Deferred tax	16.1	(1.6)	(1.7)
Tax charge	204.3	199.4	194.0

The tax charge for the year can be reconciled to profit before taxation in the income statement as follows:

	2007 £m	2006 £m	2005 £m
Profit before taxation	719.4	682.0	592.0
Tax at the UK corporation tax rate of 30%	215.8	204.6	177.6
Tax effect of share of results of associates	(12.4)	(12.3)	(10.2)
Tax effect of expenses that are not deductible in determining taxable profit	9.4	7.4	12.4
Tax effect of utilisation or recognition of tax losses not previously recognised	(29.6)	(24.3)	(16.8)
Effect of different tax rates of subsidiaries operating in other jurisdictions	8.6	10.3	18.5
Unused tax losses carried forward	12.5	13.7	12.5
Tax charge	204.3	199.4	194.0
Effective tax rate on profit before taxation	28.4%	29.2%	32.8%

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2007		2006		2005		2007 £m	2006 £m	2005 £m
Per share	Pence per share
2006 Final dividend paid	7.61	p	6.34	p	5.28	p	89.1	76.1	64.1
2007 Interim dividend paid	4.32	p	3.60	p	3.00	p	49.8	42.8	36.2
	11.93	p	9.94	p	8.28	p	138.9	118.9	100.3
Proposed final dividend for the year ended 31 December 2007:
	2007		2006		2005
Per share	Pence per share
2007 Final dividend proposed[1]	9.13	p	7.61	p	6.34	p

Notes

[1]	The Annual General Meeting to approve the final dividend will be held on 24 June 2008 and therefore the final dividend has not been included as a liability in these financial statements.

The payment of this dividend will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic Reported EPS is as follows:

	2007		2006		2005
Reported earnings[1] (£m)	465.9		435.8		363.9
Average shares used in Basic EPS calculation (m)	1,176.9		1,201.0		1,200.1
Reported EPS	39.6	p	36.3	p	30.3	p

Note

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported EPS is set out below:

	2007		2006		2005
Diluted Reported Earnings (£m)	466.8		436.9		363.9
Average shares used in Diluted EPS calculation (m)	1,227.1		1,242.2		1,224.8
Diluted Reported EPS	38.0	p	35.2	p	29.7	p

Diluted EPS has been calculated based on the Reported Earnings amounts above. For the year ended 31 December 2007 and the year ended 31 December 2006, the $150 million Grey convertible bonds were dilutive and earnings were consequently increased by £0.9 million and £1.1 million respectively for the purpose of this calculation. For the year ended 31 December 2007 and the year ended 31 December 2006, the £450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings; these bonds were redeemed on their due date of 11 April 2007. In 2005, both convertibles were accretive to earnings and therefore excluded from the calculation of dilutive earnings. In addition, at 31 December 2007, options to purchase 16.4 million ordinary shares (2006: 7.6 million, 2005: 12.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2007 m	2006 m	2005 m
Average shares used in Basic EPS calculation	1,176.9	1,201.0	1,200.1
Dilutive share options outstanding	16.6	14.9	18.6
Other potentially issuable shares	24.7	17.4	6.1
$150 million Grey convertible bonds	8.9	8.9	–
Shares used in Diluted EPS calculation	1,227.1	1,242.2	1,224.8

At 31 December 2007 there were 1,191,491,263 ordinary shares in issue.

Notes to the consolidated financial statements (continued)

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt
	2007 £m	2006 £m	2007 £m	2006 £m
Analysis of changes in financing
Beginning of year	199.0	127.4	1,771.5	1,483.6
Shares issued in respect of acquisitions	2.3	–	–	–
Other issues of share capital	30.2	75.0	–	–
Share cancellations	(5.7)	(3.3)	–	–
Share issue costs paid	(2.7)	(0.1)	–	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	498.9	382.1
Net amortisation of financing costs included in net debt	–	–	5.5	10.4
Other movements	–	–	(36.7)	(21.7)
Exchange adjustments	–	–	108.8	(82.9)
End of year	223.1	199.0	2,348.0	1,771.5

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2007, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £223.1 million (2006: £199.0 million, 2005: £127.4 million), further details of which are disclosed in notes 26 and 27.

Debt

USA bond The Group has in issue $100 million of 6.875% bonds due July 2008 and $650 million of 5.875% bonds due June 2014.

Eurobond In November 2007, the Group issued €500 million of 5.25% bonds due January 2015. The Group has in issue €600 million of 4.375% bonds due December 2013 and €650 million of 6.0% bonds due June 2008.

Sterling bond In April 2007, the Group issued £400 million of 6% bonds due April 2017. In November 2007, the Group issued £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a $1.6 billion seven year Revolving Credit Facility due August 2012. The Group’s borrowing under this facility, which are drawn down predominantly in US dollars, Canadian dollars and pounds sterling, averaged $377 million in 2007. The Group had available undrawn committed credit facilities of £759 million at December 2007 (2006: £817 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group has a $1.4 billion US Commercial Paper Program using the Revolving Credit Facility as a backstop. The Group’s borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding since the launch of the program was $476 million. There was no US Commercial Paper outstanding at 31 December 2007.

Convertible bonds

During the year, the Group redeemed £450 million of 2% convertible bonds on their due date of April 2007.

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

The Grey convertible bond has a nominal value of £75.7 million at 31 December 2007 (2006: total convertible bonds of £526.7 million, made

10. Sources of finance (continued)

up of £450 million convertible redeemed in April 2007 and £76.7 million Grey convertible). In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £81.5 million and the equity component is £nil as at 31 December 2007 (2006: £548.7 million and £68.7 million respectively).

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2007 to be approximately £76.8 million (2006: £538.4 million). This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2007 £m	2006 £m
Within one year	(719.4)	(624.9)
Between one and two years	(94.6)	(541.5)
Between two and three years	(94.6)	(37.2)
Between three and four years	(94.6)	(37.2)
Between four and five years	(94.6)	(37.2)
Over five years	(2,030.1)	(820.6)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(3,127.9)	(2,098.6)
Short-term overdrafts – within one year	(977.9)	(706.8)
	(4,105.8)	(2,805.4)
Effect of discount/financing rates	779.9	327.1
Debt financing	(3,325.9)	(2,478.3)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2007 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	528.9	5.64%	n/a	103
	– floating	384.5	n/a	LIBOR	n/a
£	– fixed	400.0	6.19%	n/a	135
	– floating	213.7	n/a	LIBOR	n/a
€	– fixed	165.3	7.39%	n/a	51
	– floating	605.7	n/a	EURIBOR	n/a
¥	– fixed	40.6	2.07%	n/a	72
Other		9.3	n/a	LIBOR	n/a
		2,348.0

2006 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	483.9	5.18%	n/a	120
	– floating	72.1	n/a	LIBOR	n/a
€	– fixed	56.6	8.85%	n/a	36
	– floating	942.0	n/a	LIBOR	n/a
Other		216.9	n/a	LIBOR	n/a
		1,771.5

Note

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2007 the amounts still to be written to income were £3.2 million in respect of US dollar swap terminations, to be written to income evenly until June 2014.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate and foreign exchange swaps:

	Financial liabilities		Financial assets
2007	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	422.8	411.3	581.2	588.5
Between one and two years	133.8	131.7	146.2	158.9
Between two and three years	78.3	76.0	60.8	63.4
Between three and four years	82.0	77.1	62.8	65.4
Between four and five years	83.1	77.7	63.9	65.6
Over five years	1,717.9	1,644.9	1,319.7	1,381.4
	2,517.9	2,418.7	2,234.6	2,323.2

	Financial liabilities		Financial assets
2006	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	748.8	740.2	579.7	607.5
Between one and two years	145.2	142.4	330.0	339.3
Between two and three years	140.7	139.5	50.6	55.5
Between three and four years	35.9	34.9	15.9	16.4
Between four and five years	35.7	34.8	16.0	16.4
Over five years	800.9	775.1	319.2	319.2
	1,907.2	1,866.9	1,311.4	1,354.3

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-10.

Net cash from operating activities:

	2007 £m	2006 £m	2005 £m
Profit for the year	515.1	482.6	398.0
Adjustments for:
Taxation	204.3	199.4	194.0
Finance costs	266.1	211.7	182.3
Finance income	(139.4)	(111.0)	(87.6)
Share of results of associates	(41.4)	(41.1)	(33.9)
Non-cash share-based incentive plans (including share options)	62.4	70.9	68.6
Depreciation of property, plant and equipment	126.3	129.1	111.4
Impairment of goodwill	44.1	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7	8.8	1.1
Amortisation and impairment of acquired intangible assets	40.3	43.3	25.3
Amortisation of other intangible assets	18.1	13.5	10.7
Gains on disposal of investments	(3.4)	(7.3)	(4.3)
Losses/(Gains) on sale of property, plant and equipment	1.0	(3.7)	1.1
Decrease/(increase) in inventories and work in progress	29.4	(83.0)	39.5
Increase in receivables	(886.7)	(489.1)	(618.5)
Increase in payables – short term	897.6	433.4	710.4
Increase/(decrease) in payables – long term	7.6	17.6	(33.8)
(Decrease)/increase in provisions	(22.5)	(50.0)	10.0
Corporation and overseas tax paid	(151.0)	(162.0)	(136.0)
Interest and similar charges paid	(212.0)	(135.1)	(128.2)
Interest received	102.6	75.2	62.4
Investment income	3.1	2.4	5.6
Dividends from associates	28.0	20.3	13.4
Net cash inflow from operating activities	891.3	661.4	837.5

Acquisitions and disposals:
	2007 £m	2006 £m	2005 £m
Initial cash consideration	(520.4)	(120.5)	(561.2)
Cash and cash equivalents acquired (net)	60.5	21.4	173.9
Earnout payments	(93.9)	(91.6)	(96.7)
Loan note redemptions	(2.1)	(11.7)	(33.0)
Purchase of other investments (including associates)	(128.0)	(28.7)	(29.0)
Proceeds on disposal of investments	9.1	15.5	38.3
Net cash outflow	(674.8)	(215.6)	(507.7)

Share repurchases and buy-backs:
	2007 £m	2006 £m	2005 £m
Share cancellations (excluding brokerage fees)	(402.7)	(218.8)	(123.3)
Purchase of own shares by ESOP trust	–	(38.9)	(29.0)
Shares purchased into treasury	(12.7)	–	–
Net cash outflow	(415.4)	(257.7)	(152.3)

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

	2007 £m	2006 £m	2005 £m

Net increase/(decrease) in borrowings:
	2007 £m	2006 £m	2005 £m
Repayment of £450 million bonds	(450.0)	–	–
Proceeds from issue of £400 million bonds	400.0	–	–
Proceeds from issue of £200 million bonds	200.0	–	–
Proceeds from issue of €500 million bonds	348.9	–	–
Increase in drawings on bank loans	–	(21.8)	17.1
Proceeds from issue of €600 million Eurobonds	–	403.9	–
Repayment of $287.5 million convertible bonds	–	–	(154.5)
Repayment of $125 million Grey debt	–	–	(65.3)
Repayment of working capital facility	–	–	(277.2)
Repayment of $200 million bonds	–	–	(115.3)
Net cash inflow/(outflow)	498.9	382.1	(595.2)

Cash and cash equivalents:

	2007 £m	2006 £m	2005 £m
Cash at bank and in hand	1,957.4	1,476.8	1,029.0
Short-term bank deposits	82.8	186.9	86.2
Overdrafts[1]	(977.9)	(706.8)	(435.6)
Cash and cash equivalents at end of year	1,062.3	956.9	679.6

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2007 and 2006 were as follows:

£m
Cost:
1 January 2006	6,049.5
Additions[1]	207.6
Exchange differences	(433.5)
31 December 2006	5,823.6
Additions[1]	603.7
Exchange differences	59.9
31 December 2007	6,487.2

Accumulated impairment losses and write-downs:
1 January 2006	374.3
Goodwill write-down relating to utilisation of pre-acquisition tax losses	8.8
Impairment losses for the year	20.1
Exchange differences	(14.1)
31 December 2006	389.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7
Impairment losses for the year	33.7
Exchange differences	(9.0)
31 December 2007	415.5

Net book value:
31 December 2007	6,071.7
31 December 2006	5,434.5
1 January 2006	5,675.2

12. Intangible assets (continued)

Note

[1]	Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates in note 14.

Significant components of goodwill as at 31 December 2007 and 2006 are:

	2007 £m	2006 £m
Young & Rubicam	2,372.6	2,249.6
Grey	1,010.2	964.2
Mediaedge:cia	879.7	874.7
Other	1,809.2	1,346.0
Total goodwill	6,071.7	5,434.5

Other goodwill represents goodwill on a large number of acquisitions, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets:

The movements in 2007 and 2006 were as follows:

	Brands with an indefinite useful life £m	Acquired intan- gibles £m	Other £m	Total £m
Cost:
1 January 2006	897.0	356.6	77.4	1,331.0
Additions	–	–	16.7	16.7
Disposals	–	–	(4.1)	(4.1)
Acquired on acquisition of a subsidiary	–	20.3	–	20.3
Other movements	–	–	15.2	15.2
Exchange differences	(85.6)	(40.4)	(8.7)	(134.7)
31 December 2006	811.4	336.5	96.5	1,244.4
Additions	–	–	21.2	21.2
Disposals	–	(9.1)	–	(9.1)
Acquired on acquisition of a subsidiary	–	85.7	8.4	94.1
Other movements	–	–	(1.1)	(1.1)
Exchange differences	(13.4)	0.5	2.7	(10.2)
31 December 2007	798.0	413.6	127.7	1,339.3

Amortisation and impairment:
1 January 2006	–	26.3	44.1	70.4
Charge for the year	–	43.3	13.5	56.8
Other movements	–	–	12.6	12.6
Exchange differences	–	(5.0)	(5.8)	(10.8)
31 December 2006	–	64.6	64.4	129.0
Charge for the year	–	40.3	18.1	58.4
Disposals	–	(2.4)	–	(2.4)
Other movements	–	(0.6)	(1.6)	(2.2)
Exchange differences	–	(0.5)	2.4	1.9
31 December 2007	–	101.4	83.3	184.7

Net book value:
31 December 2007	798.0	312.2	44.4	1,154.6
31 December 2006	811.4	271.9	32.1	1,115.4
1 January 2006	897.0	330.3	33.3	1,260.6

Brands with an indefinite life represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The most significant of these is the Young & Rubicam Group with a carrying value of £481.6 million at 31 December 2007 (2006: £488.2 million). The carrying values of the JWT, Hill & Knowlton and Ogilvy & Mather Worldwide brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The 2007 goodwill impairment review was initially undertaken as at 30 June 2007 and then updated as at 31 December 2007. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows based on management forecasts for 2008, an assumed annual growth rate of 3.0% and a pre-tax discount rate of 11.0%. For a small number of businesses, the impairment review is instead based on management forecasts using a projection period of up to five years for each cash-generating unit. After this projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, with no improvement in operating margin being assumed.

An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Goodwill impairment charges of £44.1 million and £35.5 million were recorded in the years ended 31 December 2007 and 2006 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. At 31 December 2007 an impairment charge of acquired intangible assets was recorded for £1.5 million. This charge related to Branding & Identity, Healthcare and Specialist Communications for £0.7 million, and Information, Insight & Consultancy, for £0.8 million. This charge was the result of our review of certain customer relationships which had been lost during the year.

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

In 2007, the Group acquired 24/7 Real Media, Inc. for consideration of approximately £330 million. 24/7 significantly enhances the Group’s digital capability and will make a major contribution to winning new business for the Group, primarily our Advertising and Media Investment Management businesses. For this reason, goodwill relating to 24/7 was reviewed for impairment against the net present value of future cash flows of this segment as the appropriate cash-generating unit.

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

13. Property, plant and equipment

The movements in 2007 and 2006 were as follows:

	Land and buildings
	Land £m	Freehold buildings £m	Short lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Computer equip- ment £m	Total £m
Cost:
1 January 2006	14.6	50.9	363.5	262.7	366.8	1,058.5
Additions	–	1.4	64.2	39.5	62.7	167.8
New acquisitions	0.1	–	0.9	1.9	0.8	3.7
Disposals	(1.0)	(5.5)	(42.1)	(46.9)	(60.7)	(156.2)
Exchange adjustments	(4.4)	(12.6)	(32.1)	(29.0)	(22.7)	(100.8)
31 December 2006	9.3	34.2	354.4	228.2	346.9	973.0
Additions	–	0.7	56.7	34.9	58.8	151.1
New acquisitions	–	0.1	2.2	3.0	6.5	11.8
Disposals	(0.5)	(0.2)	(23.4)	(30.1)	(32.7)	(86.9)
Exchange adjustments	–	1.7	1.5	6.4	19.4	29.0
31 December 2007	8.8	36.5	391.4	242.4	398.9	1,078.0
Depreciation:
1 January 2006	–	21.8	157.4	172.3	283.5	635.0
Charge for the year	–	1.7	43.2	30.8	53.4	129.1
Disposals	–	(0.4)	(36.6)	(43.6)	(57.7)	(138.3)
Exchange adjustments	–	(7.5)	(16.4)	(17.9)	(26.3)	(68.1)
31 December 2006	–	15.6	147.6	141.6	252.9	557.7
Charge for the year	–	1.7	38.9	28.0	57.7	126.3
Disposals	–	(0.2)	(17.7)	(25.6)	(34.2)	(77.7)
Exchange adjustments	–	0.6	5.9	3.8	11.8	22.1
31 December 2007	–	17.7	174.7	147.8	288.2	628.4

Net book value:
31 December 2007	8.8	18.8	216.7	94.6	110.7	449.6
31 December 2006	9.3	18.6	206.8	86.6	94.0	415.3
1 January 2006	14.6	29.1	206.1	90.4	83.3	423.5

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £24.1 million (2006: £44.4 million).

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2007 and 2006 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other invest- ments £m
1 January 2006	208.2	301.7	509.9	55.3
Additions	1.5	–	1.5	18.2
Goodwill arising on acquisition of new associates	–	13.6	13.6	–
Share of results of associate undertakings (note 4)	41.1	–	41.1	–
Dividends and other movements	(21.5)	(2.5)	(24.0)	–
Exchange adjustments	(13.9)	(17.5)	(31.4)	(0.8)
Disposals	(0.1)	(0.6)	(0.7)	(8.6)
Reclassification from associates to other investments	(21.0)	(41.9)	(62.9)	62.9
Reclassification to subsidiaries	(8.5)	(11.3)	(19.8)	–
Revaluation of other investments	–	–	–	9.5
Goodwill impairment	–	(15.4)	(15.4)	–
Amortisation of other intangible assets	–	(0.5)	(0.5)	–
31 December 2006	185.8	225.6	411.4	136.5
Additions	25.3	–	25.3	61.9
Goodwill arising on acquisition of new associates	–	45.2	45.2	–
Share of results of associate undertakings (note 4)	41.4	–	41.4	–
Dividends and other movements	(24.7)	(4.5)	(29.2)	–
Exchange adjustments	7.2	12.9	20.1	–
Disposals	(0.4)	–	(0.4)	(1.1)
Reclassification from other investments to associates	0.6	36.2	36.8	(36.8)
Reclassification to subsidiaries	0.3	(0.4)	(0.1)	–
Revaluation of other investments	–	–	–	108.1
Goodwill impairment	–	(10.4)	(10.4)	–
31 December 2007	235.5	304.6	540.1	268.6

The investments included above as ‘other investments’ represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The revaluation of other investments in 2007 includes the revaluation of the Group’s minority equity stake in an unlisted, European media company where the entry price for a new equity participant was at a significant premium to the Group’s previous assessment of fair value.

The carrying values of goodwill and other intangible assets in relation to associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2007 included:

	% owned	Country of incorporation
AGB Nielsen Media Research BV	50.0	Netherlands
Asatsu-DK	22.9	Japan
Chime Communications PLC	21.8	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
High Co S.A.	33.0	France
Ibope Latinoamericana SA	31.2	Brazil
Kinetic Worldwide Limited	50.0	UK
GIIR, Inc	29.0	Korea
The Grass Roots Group PLC	44.9	UK
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	19.8	Australia

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2007 was as follows: Asatsu-DK: £146.0 million, Chime Communications PLC: £19.9 million, High Co S.A.: £22.8 million GIIR, Inc: £20.1 million and STW Communications Group Limited: £41.6 million (2006: Asatsu-DK: £167.8 million, Chime Communications PLC: £30.6 million, High Co S.A.: £28.6 million and GIIR, Inc.: £26.4 million).

The carrying value (including goodwill) of these equity interests in the Group’s balance sheet at 31 December 2007 was as follows: Asatsu-DK: £145.3 million, Chime Communications PLC: £17.5 million, High Co S.A.: £23.1 million, GIIR, Inc: £17.2 million and STW Communication Group Limited: £37.3 million (2006: Asatsu-DK: £134.3 million, Chime Communications PLC: £15.5 million, High Co S.A.: £19.5 million and GIIR, Inc.: £25.6 million).

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2007.

	2007 £m	2006 £m	2005 £m
Income statement
Revenue	1,171.5	1,231.9	1,167.0
Operating profit	181.0	152.6	168.8
Profit before taxation	204.7	200.4	182.8
Profit for the year	136.9	138.8	113.8

	2007 £m	2006 £m
Balance sheet
Assets	3,013.2	2,788.1
Liabilities	(1,708.9)	(1,524.1)
Net assets	1,304.3	1,264.0

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £34.7 million (2006: £27.1 million).

15. Deferred tax

The Group’s tax assets and liabilities are measured at the end of each period in accordance with IAS 12 and IAS 37. Tax liabilities have been recognised based on the Group’s best estimate of potential tax exposures, using advice from external advisors where appropriate.

The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability as required by IAS 12. The Group uses models where appropriate to forecast future taxable profits.

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

Deferred tax assets are recognised in relation to an element of the Group’s defined benefit pension provisions. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2007
Deferred tax assets	109.6	(53.6)	56.0
Deferred tax liabilities	(517.6)	53.6	(464.0)
	(408.0)	–	(408.0)
2006
Deferred tax assets	130.7	(21.8)	108.9
Deferred tax liabilities	(489.6)	21.8	(467.8)
	(358.9)	–	(358.9)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2007 and 2006:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	Other short-term temporary differences £m	Total £m
At 1 January 2006	52.9	16.9	21.8	53.8	145.4
(Charge)/credit to income	(16.8)	–	19.6	(9.1)	(6.3)
Credit to equity	–	5.3	12.3	–	17.6
Exchange differences	(5.9)	(1.4)	(1.9)	(8.1)	(17.3)
Transfer to current tax	(5.9)	–	(2.8)	–	(8.7)
At 31 December 2006	24.3	20.8	49.0	36.6	130.7
Credit/(charge) to income	10.0	1.5	(5.2)	(20.7)	(14.4)
Charge to equity	–	(9.9)	(0.5)	–	(10.4)
Exchange differences	1.9	1.0	(0.4)	1.2	3.7
At 31 December 2007	36.2	13.4	42.9	17.1	109.6

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2007 and 2006:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
At 1 January 2006	504.3	12.4	11.6	19.9	548.2
Acquisition of subsidiaries	7.6	–	–	–	7.6
(Charge)/credit to income	(18.3)	5.3	9.3	(4.2)	(7.9)
Exchange differences	(50.8)	(0.7)	(1.6)	(0.4)	(53.5)
Transfer to current tax	–	–	–	(4.8)	(4.8)
At 31 December 2006	442.8	17.0	19.3	10.5	489.6
Acquisition of subsidiaries	25.4	–	–	–	25.4
(Charge)/credit to income	(15.9)	2.3	0.2	15.1	1.7
Exchange differences	(9.9)	–	–	–	(9.9)
Transfer to current tax	–	(0.8)	13.0	(1.4)	10.8
At 31 December 2007	442.4	18.5	32.5	24.2	517.6

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s balance sheet. At 31 December 2007, £19.3 million related to property related temporary differences.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £3,141.5 million available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £290.5 million of such tax losses and other temporary differences.No deferred tax asset has been recognised in respect of the remaining £2,851.0 million of losses and other temporary differences as the Group considers that there will not be enough taxable profit in the entities concerned

15. Deferred tax (continued)

such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £239.5 million that will expire by 2020 (a further £155.2 million will expire after this date). £2,119.7 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £6,754.0 million (2006: £5,796.8 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2007 £m	2006 £m
Work in progress	340.7	339.6
Inventory	3.2	1.9
	343.9	341.5

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2007 £m	2006 £m
Trade receivables	4,691.0	4,021.4
VAT and sales taxes recoverable	86.5	50.0
Prepayments and accrued income	753.5	422.1
Other debtors	609.8	438.4
	6,140.8	4,931.9

The ageing of our trade receivables and other financial assets is as follows:

			Past due but not impaired
	Carrying amount at 31 December 2007 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	4,691.0	2,082.4	1,658.6	728.4	164.3	43.6	13.7
Other financial assets	600.7	339.8	123.8	49.9	30.7	22.8	33.7
	5,291.7	2,422.2	1,782.4	778.3	195.0	66.4	47.4

			Past due but not impaired
	Carrying amount at 31 December 2006 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	4,021.4	1,785.1	1,421.9	624.4	140.8	37.4	11.8
Other financial assets	493.8	279.5	101.8	41.0	25.2	18.7	27.6
	4,515.2	2,064.6	1,523.7	665.4	166.0	56.1	39.4

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is still considered likely.

Amounts falling due after more than one year:

	2007 £m	2006 £m
Prepayments and accrued income	3.4	3.7
Other debtors	145.9	106.6
	149.3	110.3

Notes to the consolidated financial statements (continued)

17. Trade and other receivables (continued)

Movements on bad debt provisions were as follows:

	2007 £m	2006 £m
Balance at beginning of year	71.7	80.1
New acquisitions	1.0	0.9
Charged to operating costs	15.1	17.1
Exchange adjustments	2.3	(6.2)
Utilisations and other movements	(20.2)	(20.2)
Balance at end of year	69.9	71.7

The allowance for bad and doubtful debts is equivalent to 1.5% of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2007 £m	2006 £m
Trade payables	5,843.6	4,743.6
Other taxation and social security	276.4	182.7
Payments due to vendors (earnout agreements)	57.3	87.9
Loan notes due to vendors	2.7	1.8
Liabilities in respect of put option agreements with vendors	45.0	51.1
Other creditors and accruals	1,358.6	1,205.9
Deferred income	600.5	510.8
Share repurchases – close period commitments (note 27)	64.8	–
	8,248.9	6,783.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2007 £m	2006 £m
Payments due to vendors (earnout agreements)	261.7	147.6
Liabilities in respect of put option agreements with vendors	37.0	28.8
Other creditors and accruals	161.7	155.5
	460.4	331.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out the undiscounted payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2007 £m	2006 £m
Within one year	58.2	88.9
Between one and two years	63.2	36.5
Between two and three years	85.7	34.7
Between three and four years	65.2	49.1
Between four and five years	48.6	27.8
Over five years	–	–
	320.9	237.0
Effect of discount rates	(1.9)	(1.5)
	319.0	235.5

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2007 £m	2006 £m
Bank overdrafts	977.9	706.8
Convertible bonds	81.5	548.7
Corporate bonds and bank loans	526.5	5.1
	1,585.9	1,260.6

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2007 £m	2006 £m
Corporate bonds and bank loans	1,740.0	1,217.7

The Group estimates that the fair value of convertible and corporate bonds is £2,319.1 million at 31 December 2007 (2006: £1,809.3 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2007 £m	2006 £m
Within one year	1,585.9	1,260.6
Between one and two years	–	486.4
Between two and three years	–	–
Between three and four years	–	–
Between four and five years	–	–
Over five years	1,740.0	731.3
	3,325.9	2,478.3

21. Provisions for liabilities and charges

The movements in 2007 and 2006 were as follows:

	Property £m	Other £m	Total £m
1 January 2006	67.7	64.0	131.7
Charged to the income statement	0.8	0.2	1.0
New acquisitions	7.0	0.7	7.7
Utilised	(10.6)	(6.1)	(16.7)
Released to the income statement	(1.2)	(5.4)	(6.6)
Transfers	0.2	(3.8)	(3.6)
Exchange adjustments	(2.1)	(6.6)	(8.7)
31 December 2006	61.8	43.0	104.8
Charged to the income statement	7.6	14.7	22.3
New acquisitions	(0.3)	6.1	5.8
Utilised	(6.2)	(2.6)	(8.8)
Released to the income statement	(5.2)	(5.3)	(10.5)
Transfers	0.9	2.1	3.0
Exchange adjustments	0.1	0.1	0.2
31 December 2007	58.7	58.1	116.8

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

Notes to the consolidated financial statements (continued)

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2007 £m	2006 £m	2005 £m
Share-based payments	62.4	70.9	68.6

Share-based payments comprise charges for stock options and restricted stock awards to employees of the group.

As of 31 December 2007, there was £69.8 million (2006: £58.1 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a weighted-average period of 11 months (2006: 12 months).

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

Under Renewed LEAP, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period (five years in the case of the 2005, 2006 and 2007 grants; four years for the 2004 grant) is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2007, 2006 and 2005 grants is five shares for each investment share. The 2004 Renewed LEAP plan vested in March 2008 at a match of 2.6 shares for each investment share.

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

The last significant grant under LTIP vested in March 2007 as the scheme has been superseded by PSA (see below).

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and will vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2007, 2006 or 2005 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

Valuation methodology

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

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

22. Share-based payments (continued)

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

Movement on ordinary shares granted for significant restricted stock plans

	Non-vested 1 January 2007 number (m)	Granted number (m)	Lapsed number (m)	Vested number (m)	Non-vested 31 December 2007 number (m)
Renewed LEAP[1]	2.6	0.6	–	–	3.2
Long-Term Incentive Plans (LTIP)	3.9	–	(0.1)	(3.8)	–
Performance Share Awards (PSA)	4.4	3.6	(0.6)	(0.1)	7.3
Leaders, Partners and High Potential Group	6.0	3.0	(0.6)	–	8.4
Weighted average fair value (pence per share):
Renewed LEAP[1]	592p	623p	n/a	n/a	598p
Long-Term Incentive Plans (LTIP)	543p	n/a	525p	543p	n/a
Performance Share Awards (PSA)	669p	778p	717p	656p	719p
Leaders, Partners and High Potential Group	616p	648p	616p	570p	628p

Notes

[1]

The number of shares granted represent the ‘investment shares’ committed by participants at grant date. The actual number of shares that will vest is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2007 was £31.7 million (2006: £46.7 million, 2005: £17.3 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2007 £m	2006 £m	2005 £m
Defined contribution schemes	66.4	63.2	59.3
Defined benefit schemes charge to operating profit	14.3	18.5	16.3
Pension costs (note 5)	80.7	81.7	75.6
Expected return on pension scheme assets (note 6)	(28.1)	(25.2)	(24.2)
Interest on pension scheme liabilities (note 6)	33.8	32.4	32.0
	86.4	88.9	83.4

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2007.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which our objective is to fully eliminate the deficit for funded schemes by 31 December 2010. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2007 amounted to £47.0 million (2006: £48.6 million, 2005: £35.6 million). Employer contributions and benefit payments in 2008 are expected to be £39.4 million.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2007 % pa	2006 % pa	2005 % pa	2004 % pa
UK
Discount rate	5.8	5.1	4.7	5.3
Rate of increase in salaries	4.8	4.5	4.3	4.3
Rate of increase in pensions in payment	4.1	3.9	3.8	3.8
Inflation	3.3	3.0	2.8	2.8
Expected rate of return on equities	7.3	7.3	7.3	7.5
Expected rate of return on bonds[1]	5.3	5.0	4.5	5.0
Expected rate of return on insured annuities	5.8	5.1	4.7	5.3
Expected rate of return on property	5.0	7.0	7.0	7.0
Expected rate of return on cash and other	4.8	4.8	4.3	3.0
Weighted average return on assets	5.8	5.6	5.2	5.7
North America
Discount rate	6.1	5.7	5.5	5.7
Rate of increase in salaries	4.6	4.0	4.0	4.0
Inflation	2.5	2.5	2.5	3.0
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	5.1	4.8	4.7	4.8
Expected rate of return on cash and other	3.0	3.0	3.0	1.8
Weighted average return on assets	6.7	6.8	6.7	6.9
Continental Europe
Discount rate	5.5	4.6	4.2	4.5
Rate of increase in salaries	2.9	2.8	2.9	3.1
Rate of increase in pensions in payment	2.1	2.0	1.6	1.7
Inflation	2.2	2.1	2.0	2.0
Expected rate of return on equities	7.2	7.2	6.7	7.0
Expected rate of return on bonds[1]	4.5	4.4	4.3	4.5
Expected rate of return on property	5.5	6.1	6.2	6.4
Expected rate of return on cash and other	4.3	3.4	2.5	2.6
Weighted average return on assets	5.3	5.5	5.4	5.5
Asia Pacific, Latin America, Africa & Middle East
Discount rate	3.9	3.1	3.5	3.1
Rate of increase in salaries	4.0	3.7	3.6	3.1
Inflation	4.6	1.2	2.0	1.5
Expected rate of return on equities	10.0	–	–	–
Expected rate of return on bonds[1,2]	6.2	5.3	8.2	7.9
Expected rate of return on property	–	10.0	11.0	10.0
Expected rate of return on cash and other[2]	1.6	2.0	1.6	1.6
Weighted average return on assets	3.7	3.2	3.3	3.1

Note

[1]	Expected rate of return on bonds assumptions refiect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.
[2]	Insurance instruments are classified in cash and other. In previous financial statements they were classified in bonds.

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

23. Provision for post-employment benefits (continued)

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

At 31 December 2007, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Europe	Asia Pacific
– current pensioners – male	19.6	19.0	20.5	18.3	19.3
– current pensioners – female	22.2	21.0	23.3	21.7	24.7
– future pensioners (current age 45) – male	20.5	19.0	21.9	20.6	21.4
– future pensioners (current age 45) – female	23.2	21.0	24.8	23.8	28.2

The life expectancies after age 65 at 31 December 2006 were 19.4 years and 22.1 years for male and female current pensioners respectively, and 20.3 years and 23.1 years for male and female future pensioners (current age 45) respectively.

For a 0.25% increase or decrease in the discount rate at 31 December 2007, the 2008 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2007 pension deficit would be a decrease or increase, respectively, of approximately £20.0 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2007 £m	%	2006 £m	%	2005 £m	%
Group
Equities	174.2	34.6	173.7	36.9	164.2	36.2
Bonds	203.8	40.4	198.0	42.1	191.1	42.2
Insured annuities	65.0	12.9	70.8	15.1	73.2	16.1
Property	16.6	3.3	18.7	4.0	17.5	3.9
Cash	44.4	8.8	9.2	1.9	7.2	1.6
Total fair value of assets	504.0	100.0	470.4	100.0	453.2	100.0
Present value of scheme liabilities	(637.6)		(657.0)		(684.6)
Deficit in the schemes	(133.6)		(186.6)		(231.4)
Irrecoverable surplus	(0.5)		(1.0)		–
Unrecognised past service cost	(0.9)		–		–
Net liability[1]	(135.0)		(187.6)		(231.4)
Schemes in surplus	8.4		4.7		–
Schemes in deficit	(143.4)		(192.3)		(231.4)

Note

[1]	The related deferred tax asset is discussed in note 15.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The total fair value of assets, present value of scheme liabilities and deficit in the scheme for 2004 were £329.9 million, £595.2 million and £202.3 million respectively.

Deficit in schemes by region

	2007 £m	2006 £m	2005 £m
UK	(24.2)	(50.0)	(54.4)
North America	(59.6)	(82.3)	(117.6)
Continental Europe	(46.7)	(51.2)	(55.1)
Asia Pacific, Latin America, Africa & Middle East	(3.1)	(3.1)	(4.3)
Deficit in the schemes	(133.6)	(186.6)	(231.4)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

The following table shows the split of the deficit at 31 December 2007, 2006 and 2005 between funded and unfunded schemes.

	2007 (Deficit)/ surplus £m	2007 Present value of scheme liabilities £m	2006 Deficit £m	2006 Present value of scheme liabilities £m	2005 Deficit £m	2005 Present value of scheme liabilities £m
Funded schemes by region
UK	(24.2)	(274.2)	(50.0)	(295.8)	(54.4)	(290.1)
North America	1.6	(183.5)	(15.0)	(178.9)	(44.9)	(203.0)
Continental Europe	(16.2)	(77.6)	(19.3)	(72.5)	(24.1)	(77.1)
Asia Pacific, Latin America, Africa & Middle East	(1.6)	(9.1)	(2.1)	(9.6)	(2.5)	(8.9)
Deficit/liabilities in the funded schemes	(40.4)	(544.4)	(86.4)	(556.8)	(125.9)	(579.1)
Unfunded schemes by region
UK	–	–	–	–	–	–
North America	(61.2)	(61.2)	(67.3)	(67.3)	(72.7)	(72.7)
Continental Europe	(30.5)	(30.5)	(31.9)	(31.9)	(31.0)	(31.0)
Asia Pacific, Latin America, Africa & Middle East	(1.5)	(1.5)	(1.0)	(1.0)	(1.8)	(1.8)
Deficit/liabilities in the unfunded schemes	(93.2)	(93.2)	(100.2)	(100.2)	(105.5)	(105.5)

Deficit/liabilities in the schemes	(133.6)	(637.6)	(186.6)	(657.0)	(231.4)	(684.6)

In accordance with IAS 19, schemes that are wholly or partially funded are considered funded schemes. In previous financial statements, schemes with funding levels of less than 50% were considered unfunded schemes.

23. Provision for post-employment benefits (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of recognised income and expense (SORIE):

	2007 £m	2006 £m	2005 £m
Group
Current service cost	16.2	18.3	17.9
Past service (income)/cost	(1.1)	0.3	(1.4)
Gain on settlements and curtailments	(0.8)	(0.1)	(0.2)
Charge to operating profit	14.3	18.5	16.3
Expected return on pension scheme assets	(28.1)	(25.2)	(24.2)
Interest on pension scheme liabilities	33.8	32.4	32.0
Charge to profit before taxation for defined benefit schemes	20.0	25.7	24.1

(Loss)/gain on pension scheme assets relative to expected return	(6.0)	9.3	22.4
Experience gains arising on the scheme liabilities	0.1	3.5	3.6
Changes in assumptions underlying the present value of the scheme liabilities	35.4	(0.5)	(31.3)
Change in irrecoverable surplus	0.5	(1.0)	–
Movement in exchange rates	(3.0)	14.7	(10.9)
Actuarial gain/(loss) recognised in SORIE	27.0	26.0	(16.2)

As at 31 December 2007 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £63.5 million (31 December 2006: £90.5 million, 31 December 2005: £116.5 million). Of this amount, a net gain of £18.3 million was recognised since the 1 January 2004 adoption of IAS 19.

In accordance with IAS 19, certain other long-term employee benefits should be measured in the same manner as a defined benefit plan. In 2005, the SORIE included £0.3 million for such plans.

(d) Movement in scheme obligations

The following table shows an analysis of the movement in the scheme obligations for each accounting period:

	2007 £m	2006 £m	2005 £m
Change in benefit obligation
Benefit obligation at beginning of year	657.0	684.6	595.2
Service cost	16.2	18.3	17.9
Interest cost	33.8	32.4	32.0
Plan participants’ contributions	0.5	0.5	0.6
Actuarial (gain)/loss	(35.5)	(3.0)	27.7
Benefits paid	(40.2)	(40.1)	(38.4)
Loss/(gain) due to exchange rate movements	7.2	(37.8)	25.6
Plan amendments	(2.0)	0.3	(1.4)
Acquisitions	0.3	–	14.2
Reclassification	1.1	5.8	11.4
Settlements and curtailments	(0.8)	(4.0)	(0.2)
Benefit obligation at end of year	637.6	657.0	684.6

The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(e) Movement in scheme assets

The following table shows an analysis of the movement in the scheme assets for each accounting period:

	2007 £m	2006 £m	2005 £m
Change in plan assets
Fair value of plan assets at beginning of year	470.4	453.2	392.9
Expected return on plan assets	28.1	25.2	24.2
Actuarial (loss)/gain on plan assets	(6.0)	9.3	22.4
Employer contributions	47.0	48.6	35.6
Plan participants’ contributions	0.5	0.5	0.6
Benefits paid	(40.2)	(40.1)	(38.4)
Loss/(gain) due to exchange rate movements	4.2	(23.1)	14.7
Acquisitions	–	–	1.2
Reclassification	–	0.7	–
Settlements	–	(3.9)	–
Fair value of plan assets at end of year	504.0	470.4	453.2
Actual return on plan assets	22.1	34.5	46.6
(f) History of experience gains and losses
	2007 £m	2006 £m	2005 £m
(Loss)/gain on pension scheme assets relative to expected return:
Amount	(6.0)	9.3	22.4
Percentage of scheme assets	1.2%	2.0%	4.9%

Experience gains arising on the scheme liabilities:
Amount	0.1	3.5	3.6
Percentage of the present value of the scheme liabilities	0.0%	0.5%	0.5%

Total gain/(loss) recognised in SORIE:
Amount	27.0	26.0	(16.2)
Percentage of the present value of the scheme liabilities	4.2%	4.0%	(2.4%)

The experience gains on pension scheme assets and scheme liabilities in 2004 were £13.5 million and £1.2 million respectively.

24. Risk management policies

Foreign currency risk

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

Liquidity risk

The Group actively maintains a mixture of long- and short-term committed facilities that are designed to ensure the Group has sufficient available funds to meet current and forecast financial requirements as cost-effectively as possible. As at 31 December 2007 the Group has a committed credit facility of £759 million which was undrawn.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in notes 26 and 27.

24. Risk management policies (continued)

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

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

Sensitivity analysis

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk

A 10% weakening of sterling against the Group’s major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2007 £m	2006 £m
United States Dollar	51.8	10.7
Euro	44.0	66.0

Interest rate risk

A one percentage point increase or decrease in market interest rates for all currencies in which the Group had borrowings at 31 December 2007 would increase or decrease profit before tax respectively by approximately £11.1 million (2006: £7.7 million). The effect on equity as at 31 December 2007 would be £22.7 million (2006: £11.6 million). This has been calculated by applying the interest rate change to the Group’s variable rate borrowings.

Notes to the consolidated financial statements (continued)

25. Financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At 31 December 2007, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £7.2 million (2006: £7.2 million asset). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £50.3 million (2006: £32.1 million) assets included in trade and other receivables and £57.5 million (2006: £24.9 million) liabilities included in trade and other payables. The fair value movement of currency derivatives during the year that are designated and effective as net investment hedges amounts to £6.7 million (2006: £22.9 million) and has been charged to and deferred in equity.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to £7.0 million (2006: £1.3 million, 2005: £4.4 million) which has been charged to finance costs for the year. This charge resulted from a £19.2 million loss on hedging instruments and a £12.2 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £412.6 million. The Group estimates the fair value of these contracts is £1.5 million.

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €200 million have fixed interest receipts at 6.00% up until June 2008 and have floating interest payments averaging EURIBOR plus 2.185%. Contracts with a nominal value of € 1,300 million have fixed interest receipts of 4.96% up until July 2013 and have floating interest payments averaging EURIBOR plus 0.90%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging LIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

The fair value of interest rate swaps entered into at 31 December 2007 is estimated to be a net asset of approximately £0.4 million (2006: £0.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £22.7 million (2006: £8.2 million) assets included in trade and other receivables and £22.3 million (2006: £8.1 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to £0.1 million (2006: £1.3 million, 2005: nil) which has been charged to finance costs for the year. This charge resulted from a £2.3 million gain on hedging instruments and a £2.4 million loss on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2007
Other investments	–	–	–	268.6	–	268.6
Cash and short-term deposits	–	–	2,040.2	–	–	2,040.2
Bank overdrafts and loans	–	–	–	–	(1,585.9)	(1,585.9)
Bonds and bank loans	–	–	–	–	(1,740.0)	(1,740.0)
Trade and other receivables: amounts falling due within one year	–	–	5,219.1	–	–	5,219.1
Trade and other receivables: amounts falling due after more than one year	–	–	72.6	–	–	72.6
Trade and other payables: amounts falling due within one year	–	–	–	–	(5,883.0)	(5,883.0)
Trade and other payables: amounts falling after more than one year	–	–	–	–	(12.6)	(12.6)
Derivative assets	73.0	5.5	–	–	–	78.5
Derivative liabilities	(79.8)	–	–	–	–	(79.8)
Share repurchases – close period commitments	–	(64.8)	–	–	–	(64.8)
Liabilities in respect of put options	–	(82.0)	–	–	–	(82.0)
	(6.8)	(141.3)	7,331.9	268.6	(9,221.5)	(1,769.1)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2006
Other investments	–	–	–	136.5	–	136.5
Cash and short-term deposits	–	–	1,663.7	–	–	1,663.7
Bank overdrafts and loans	–	–	–	–	(1,260.6)	(1,260.6)
Bonds and bank loans	–	–	–	–	(1,217.7)	(1,217.7)
Trade and other receivables: amounts falling due within one year	–	–	4,443.5	–	–	4,443.5
Trade and other receivables: amounts falling due after more than one year	–	–	71.7	–	–	71.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(4,758.4)	(4,758.4)
Trade and other payables: amounts falling after more than one year	–	–	–	–	(3.7)	(3.7)
Derivative assets	40.3	3.7	–	–	–	44.0
Derivative liabilities	(33.0)	–	–	–	–	(33.0)
Liabilities in respect of put options	–	(79.9)	–	–	–	(79.9)
	7.3	(76.2)	6,178.9	136.5	(7,240.4)	(993.9)

The fair value of financial assets and liabilities are based on quoted market prices where available. Where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cashflow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2006	1,750,000,000	175.0
At 31 December 2006	1,750,000,000	175.0
At 31 December 2007	1,750,000,000	175.0

Issued and fully paid
At 1 January 2006	1,252,899,372	125.3
Exercise of share options	20,984,083	2.1
Share cancellations	(33,157,108)	(3.3)
Other	(121,160)	(0.0)
At 31 December 2006	1,240,605,187	124.1
Exercise of share options	7,773,345	0.7
Share cancellations	(57,193,623)	(5.7)
Acquisitions	305,354	0.1
Other	1,000	0.0
At 31 December 2007	1,191,491,263	119.2

Fully paid ordinary shares, which have a per value of 10p, carry one vote per share and the right to dividends.

Share options

WPP Executive Share Option Scheme

As at 31 December 2007, unexercised options over ordinary shares of 12,379,801 and unexercised options over ADRs of 3,870,415 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
493,629	2.930	2001 - 2008
5,022	3.030	2001 - 2008
10,950	3.270	2001 - 2008
7,973	3.763	2006 - 2013
42,899	3.763	2006 - 2013
4,239	3.763	2006 - 2013
110,667	4.210	2005 - 2012
1,383,200	4.210	2005 - 2012
53,652	4.210	2006 - 2012
30,658	4.210	2005 - 2013
3,832	4.210	2005 - 2012
32,385	4.210	2005 - 2012
4,597	4.210	2005 - 2012
3,832	4.210	2005 - 2012
77,552	4.438	2005 - 2012
6,759	4.438	2005 - 2012
41,170	4.615	2006 - 2013
51,247	4.615	2007 - 2013
68,817	4.865	2004 - 2011
1,071,242	4.865	2004 - 2011
31,558	4.865	2005 - 2011
38,543	5.185	2002 - 2009
2,000,000	5.490	2007 - 2014
27,288	5.520	2008 - 2014
197,094	5.535	2007 - 2014
1,141,935	5.535	2007 - 2014
942,601	5.535	2007 - 2014
38,524	5.535	2008 - 2014
28,942	5.535	2007 - 2008

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
6,124	5.535	2007 - 2015
987	5.535	2007 - 2014
24,390	5.535	2007 - 2014
2,469	5.535	2007 - 2014
240,293	5.535	2007 - 2014
235,976	5.595	2006 - 2013
1,807,700	5.595	2006 - 2013
17,194	5.595	2006 - 2014
39,698	5.595	2007 - 2013
18,709	5.595	2006 - 2013
47,660	5.595	2006 - 2013
29,636	5.595	2006 - 2013
291,465	5.595	2006 - 2013
235,251	5.700	2002 - 2009
7,740	5.725	2007 - 2014
9,676	5.725	2007 - 2014
11,423	5.775	2009 - 2015
14,826	5.818	2008 - 2015
2,964	5.818	2008 - 2015
8,940	5.895	2008 - 2015
11,175	5.895	2008 - 2015
2,235	5.895	2008 - 2015
11,980	5.895	2008 - 2015
8,778	6.105	2008 - 2015
25,510	6.105	2008 - 2015
9,828	6.105	2008 - 2015
8,830	6.228	2010 - 2017
7,876	6.228	2011 - 2017
4,280	6.718	2009 - 2016
10,700	6.718	2009 - 2016
4,280	6.718	2009 - 2016
23,480	6.718	2009 - 2016
69,369	6.718	2009 - 2016
19,566	6.718	2011 - 2016
2,062	6.938	2009 - 2016
49,906	7.180	2005 - 2012
33,099	7.550	2005 - 2012
30,294	7.550	2005 - 2012
66,189	7.550	2005 - 2012
317,846	7.550	2005 - 2012
3,741	7.550	2006 - 2012
15,870	7.723	2010 - 2017
22,396	8.110	2004 - 2011
38,566	8.110	2004 - 2011
6,544	8.193	2004 - 2011
19,630	8.193	2004 - 2011
394,774	9.010	2003 - 2010
11,575	9.010	2004 - 2010
115,590	9.010	2003 - 2010
19,428	10.770	2003 - 2010
10,476	10.770	2003 - 2010

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
12,457	30.080	2006 - 2013
2,692	30.080	2006 - 2013
535,364	33.200	2005 - 2012
8,732	33.200	2005 - 2012
2,881	34.702	2005 - 2012
368,031	35.380	2004 - 2011
195,194	46.475	2002 - 2009
975,375	47.410	2006 - 2013
30,471	47.410	2006 - 2013
630	47.410	2006 - 2013
44,222	47.410	2006 - 2013
3,163	47.410	2006 - 2013
1,548	48.450	2007 - 2014
17,459	50.670	2008 - 2015
197	50.670	2008 - 2015
982,954	50.800	2007 - 2014
196	50.800	2007 - 2014
18,597	50.800	2007 - 2014
2,952	50.800	2007 - 2014
42,460	50.800	2007 - 2014
38,401	51.220	2007 - 2014
15,222	53.030	2005 - 2012
15,096	54.050	2005 - 2012
133,837	54.050	2005 - 2012
18,439	54.230	2008 - 2015
458	54.570	2008 - 2015
4,581	54.570	2008 - 2015
8,973	55.740	2008 - 2015
898	55.740	2008 - 2015
898	55.740	2008 - 2015
2,691	57.020	2008 - 2015
21,992	57.020	2008 - 2015
6,976	57.338	2003 - 2010
20,096	58.238	2004 - 2011
856	58.460	2009 - 2016
22,666	58.460	2009 - 2016
856	58.460	2009 - 2016
10,159	58.886	2004 - 2010
7,249	61.290	2009 - 2016
7,249	61.290	2010 - 2016
7,248	61,290	2011 - 2016
16,210	61.690	2009 - 2016
49,544	62.110	2003 - 2010
2,415	62.110	2005 - 2010
187,950	62.263	2003 - 2010
796	62.810	2010 - 2017
468	63.900	2009 - 2016
2,423	63.900	2009 - 2016
2,007	74.720	2010 - 2017
5,594	75.940	2010 - 2017
12,592	84.485	2003 - 2010

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2007, unexercised options over ordinary shares of 5,838,150 and unexercised options over ADRs of 804,232 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,000	3.400	2001 - 2008
235,800	3.903	2006 - 2013
1,400	3.903	2006 - 2013
3,000	3.903	2006 - 2013
6,000	3.903	2007 - 2013
9,275	4.210	2005 - 2012
1,625	4.210	2005 - 2013
1,000	5.210	2004 - 2011
98,675	5.315	2002 - 2009
1,400	5.315	2003 - 2009
12,000	5.435	2008 - 2014
7,125	5.435	2007 - 2008
1,875	5.435	2007 - 2011
385,500	5.435	2007 - 2014
10,375	5.435	2007 - 2014
8,125	5.775	2008 - 2015
3,250	5.990	2004 - 2011
13,375	6.195	2008 - 2015
972,175	6.195	2008 - 2015
8,875	6.195	2009 - 2015
4,500	6.195	2008 - 2012
15,420	6.668	2009 - 2017
109,159	6.740	2009 - 2016
1,010,323	6.938	2009 - 2016
109,270	6.938	2010 - 2016
9,039	6.938	2010 - 2016
5,000	6.938	2009 - 2013
43,500	7.005	2010 - 2017
422,350	7.180	2005 - 2012
8,875	7.180	2006 - 2012
130,875	7.478	2011 - 2017
1,411,714	7.718	2010 - 2017
16,650	7.718	2010 - 2014
10,875	7.718	2011 - 2017
17,750	7.718	2010 - 2017
400,025	7.790	2003 - 2010
5,500	7.790	2004 - 2010
317,600	7.960	2004 - 2011
5,875	7.960	2005 - 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
54,510	30.800	2006 - 2013
64,605	49.880	2007 - 2014
35,710	53.030	2005 - 2012
33,780	56.480	2004 - 2011
144,995	59.520	2008 - 2015
201,594	60.690	2009 - 2016
269,038	75.760	2010 - 2017

26. Authorised and issued share capital (continued)

Young & Rubicam Inc 1997 Incentive Compensation Plan

As of 31 December 2007, unexercised options over ordinary shares of 581,929 and unexercised options over ADRs of 479,920 have been granted under the Young & Rubicam Inc 1997 Incentive Compensation Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
83,500	4.705	2000 - 2008
208,751	6.163	2000 - 2009
41,750	6.328	2000 - 2009
227,053	7.052	2000 - 2010
10,437	7.569	2000 - 2009
10,438	8.996	2000 - 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
124,437	44.611	2000 - 2009
10,985	46.557	2000 - 2009
11,481	48.204	2000 - 2010
174,156	51.048	2000 - 2010
25,050	53.443	2000 - 2009
83,500	54.042	2000 - 2009
33,400	56.287	2000 - 2009
1,963	59.656	2000 - 2010
6,263	60.479	2000 - 2010
2,923	63.772	2000 - 2010
1,670	71.781	2000 - 2010
1,587	72.605	2000 - 2010
2,505	84.731	2000 - 2010

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2007, unexercised options over ordinary shares of 106,295 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
49,827	2.260	2001 - 2008
24,306	4.920	2001 - 2011
12,153	5.580	2001 - 2011
20,009	6.000	2001 - 2010

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2007, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 147,394 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007 - 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
11,525	14.370	2005 - 2009
20,810	19.540	2005 - 2010
2,914	27.290	2005 - 2011
7,089	28.210	2006 - 2013
1,827	28.300	2005 - 2012
4,545	29.410	2005 - 2011
7,046	30.270	2007 - 2011
5,807	30.830	2005 - 2012
5,785	31.220	2005 - 2012
6,371	31.420	2005 - 2012
21,745	31.750	2008 - 2011

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
6,264	31.940	2007 - 2011
10,874	33.500	2007 - 2011
21,745	34.120	2007 - 2011
13,047	36.110	2008 - 2010

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2007, unexercised options over ADRs of 236,822 have been granted under the 24/7 Real Media, Inc 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.340	2007 - 2013
2,988	15.880	2007 - 2014
427	17.150	2007 - 2014
434	18.230	2007 - 2015
109	18.420	2007 - 2015
114	19.250	2007 - 2015
76	19.310	2007 - 2015
147	19.370	2007 - 2015
296	19.440	2007 - 2015
1,574	19.950	2007 - 2015
69	20.010	2007 - 2015
187	20.070	2007 - 2015
414	20.330	2007 - 2015
137	20.640	2007 - 2015
46	20.770	2007 - 2014
28	20.840	2007 - 2014
250	20.960	2007 - 2015
112	21.030	2007 - 2014
42	21.220	2007 - 2014
89	21.600	2007 - 2014
132	22.490	2007 - 2015
99	22.550	2007 - 2015
66	22.870	2007 - 2015
79	23.180	2007 - 2015
167	23.440	2007 - 2015
289	23.820	2007 - 2014
16	23.950	2007 - 2014
654	24.200	2007 - 2014
246	24.330	2007 - 2014
161	25.150	2007 - 2015
177	25.410	2007 - 2014
118	25.600	2007 - 2015
118	25.660	2007 - 2015
315	25.920	2007 - 2015
157	25.980	2007 - 2015
553	26.110	2007 - 2015
400	26.870	2007 - 2015
1,023	27.120	2007 - 2015
79,771	27.500	2007 - 2015
374	28.520	2007 - 2014
148	28.770	2007 - 2015
170	34.620	2007 - 2015
170	34.680	2007 - 2015
102	34.930	2007 - 2015
205	35.060	2007 - 2015

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
629	37.730	2007 - 2015
92	37.850	2007 - 2015
89	38.870	2007 - 2015
114,820	40.650	2007 - 2015
110	41.470	2007 - 2015
2,017	44.710	2007 - 2015
533	45.290	2007 - 2016
594	45.410	2007 - 2016
143	45.730	2007 - 2015
341	46.050	2007 - 2016
1,903	46.170	2007 - 2015
190	46.300	2007 - 2015
69	46.620	2007 - 2016
157	46.750	2008 - 2017
95	47.000	2007 - 2015
393	48.270	2008 - 2017
345	48.330	2007 - 2016
597	48.590	2007 - 2016
157	48.650	2007 - 2016
235	48.970	2008 - 2017
143	49.100	2007 - 2015
157	49.540	2007 - 2016
115	49.600	2007 - 2016
314	49.670	2007 - 2016
89	50.490	2007 - 2016
785	50.680	2007 - 2016
393	50.750	2008 - 2017
78	51.000	2008 - 2017
236	51.130	2007 - 2016
550	51.380	2008 - 2017
156	52.400	2007 - 2016
234	52.590	2008 - 2017
99	52.910	2007 - 2016
157	53.030	2008 - 2017
70	53.410	2007 - 2016
157	53.480	2008 - 2017
78	53.670	2008 - 2017
701	53.790	2007 - 2016
314	54.110	2007 - 2016
1,258	54.240	2007 - 2016
974	54.560	2007 - 2016
158	54.680	2007 - 2016
157	54.870	2007 - 2016
393	55.130	2007 - 2016
1,022	55.260	2007 - 2016
78	55.380	2007 - 2016
115	55.450	2007 - 2016
157	55.570	2007 - 2016
179	55.640	2007 - 2016
472	55.760	2007 - 2016
105	55.890	2007 - 2016
549	56.270	2007 - 2016
392	56.340	2007 - 2016
148	56.650	2007 - 2016

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
574	56.720	2007 - 2016
138	56.910	2007 - 2016
235	57.480	2008 - 2017
157	57.670	2007 - 2016
262	57.730	2007 - 2016
157	58.110	2007 - 2016
354	58.680	2007 - 2016
863	58.940	2007 - 2017
314	59.070	2007 - 2016
157	59.190	2007 - 2016
393	60.020	2007 - 2016
156	61.230	2008 - 2017
78	61.800	2008 - 2017
324	61.920	2007 - 2016
471	62.050	2007 - 2016
157	62.240	2008 - 2017
472	62.810	2008 - 2017
45	62.880	2007 - 2014
786	62.940	2008 - 2017
314	63.130	2008 - 2017
157	63.320	2008 - 2017
314	63.640	2008 - 2017
708	63.890	2008 - 2017
112	64.270	2007 - 2016
54	64.650	2007 - 2016
56	64.850	2007 - 2016
156	64.970	2007 - 2016
78	65.540	2007 - 2016
212	66.430	2007 - 2016
112	67.580	2007 - 2016
157	70.500	2008 - 2017
550	74.240	2008 - 2017

The aggregate status of the WPP Share Option Schemes during 2007 was as follows:

Movement on options granted (represented in ordinary shares)

	Outstanding						Exercisable
	1 January 2007 number	Granted number		Exercised number	Lapsed number	31 December 2007 number	31 December 2007 number
WPP	37,198,388	76,206		(3,499,794)	(2,042,924)	31,731,876	30,641,052
WWOP	10,380,987	3,589,375		(1,682,202)	(2,428,850)	9,859,310	2,872,550
Y&R	4,823,489	–		(1,740,866)	(101,094)	2,981,529	2,981,529
Tempus	273,196	–		–	(166,901)	106,295	106,295
Grey	1,376,015	–		(584,680)	–	791,335	404,478
24/7	–	1,543,880	[1]	(305,620)	(54,150)	1,184,110	291,985
	54,052,075	5,209,461		(7,813,162)	(4,793,919)	46,654,455	37,297,889

26. Authorised and issued share capital (continued)

Note

[1]	Granted as consideration for acquisition of 24/7.

Weighted-average exercise price for options over:

	Outstanding					Exercisable
	1 January 2007	Granted	Exercised	Lapsed	31 December 2007	31 December 2007
Ordinary shares (£)
WPP	5.298	6.956	3.844	5.805	5.454	5.431
WWOP	6.228	7.681	4.822	6.457	6.875	6.532
Y&R	5.658	n/a	4.321	6.845	6.389	6.389
Tempus	3.332	n/a	n/a	2.938	3.952	3.952
Grey	2.279	n/a	1.616	n/a	3.499	3.499
ADRs ($)
WPP	46.402	71.338	40.852	40.127	46.940	46.485
WWOP	54.042	75.760	48.002	62.245	62.109	46.144
Y&R	42.743	n/a	30.594	14.453	50.774	50.774
Grey	28.124	n/a	26.746	n/a	29.024	25.439
24/7	n/a	37.169	38.094	41.030	36.753	34.789

Options over ordinary shares

Outstanding			Exercisable
Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months	Weighted average contractual life Months	Aggregate intrinsic value £m
2.260 - 10.770	5.906	84	85	12.5

Options over ADRs

Outstanding			Exercisable
Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months	Weighted average contractual life Months	Aggregate intrinsic value $m
1.340 - 84.731	48.562	86	87	80.7

As at 31 December 2007 there was £7.7 million (2006: £12.7 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 17 months (2006: 16 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2007		2006		2005
Fair value of UK options (shares)	188.3	p	203.5	p	209.3	p
Fair value of US options (ADRs)	$17.85		$20.15		$18.42
Weighted average assumptions:
UK Risk-free interest rate	5.26%		4.72%		4.77%
US Risk-free interest rate	4.53%		4.47%		4.06%
Expected life (months)	48		48		48
Expected volatility	25%		35%		40%
Dividend yield	1.5%		1.7%		1.4%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2007 was £7.09 (2006: £6.58, 2005: £5.88) and the weighted average ADR price for the same period was $71.04 (2006: $60.60, 2005: $53.24).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

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

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

Notes to the consolidated financial statements (continued)

27. Equity Share Owner’s funds

Movements during the year were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own Shares[1] £m	Retained earnings £m	Total £m
Balance at 1 January 2006	125.3	2.1	37.2	(1,388.1)	167.3	(292.9)	5,253.6	3,904.5
Ordinary shares issued	2.1	72.9	(29.7)	18.5	–	–	9.2 [2]	73.0
Share issue/cancellation costs	–	(0.1)	–	(0.4)	–	–	(1.2)	(1.7)
Share cancellations	(3.3)	–	–	–	3.3	–	(218.8)	(218.8)
Exchange adjustments on foreign currency net investments	–	–	–	–	(367.0)	–	–	(367.0)
Net profit for the year	–	–	–	–	–	–	435.8	435.8
Dividends paid	–	–	–	–	–	–	(118.9)	(118.9)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.9	70.9
Tax benefit of share-based payments	–	–	–	–	–	–	32.3	32.3
Net additions of own shares by ESOP Trusts	–	–	–	–	–	4.4	(43.3)	(38.9)
Actuarial gain on defined benefit pension schemes	–	–	–	–	–	–	26.0	26.0
Deferred tax credit on defined benefit pension schemes	–	–	–	–	–	–	5.3	5.3
Revaluation of other investments	–	–	–	–	9.5	–	–	9.5
Recognition of financial instruments during the year	–	–	–	–	16.8	–	(1.9)	14.9
Balance at 31 December 2006	124.1	74.9	7.5	(1,370.0)	(170.1)	(288.5)	5,449.0	3,826.9
Ordinary shares issued in respect of acquisitions	0.1	2.2	5.7	–	–	–	–	8.0
Other ordinary shares issued	0.7	29.5	(7.9)	4.2	–	–	1.7 [2]	28.2
Share issue/cancellation costs	–	(2.7)	–	(0.1)	–	–	–	(2.8)
Share cancellations	(5.7)	–	–	–	5.7	–	(402.7)	(402.7)
Exchange adjustments on foreign currency net investments	–	–	–	–	71.7	–	–	71.7
Net profit for the year	–	–	–	–	–	–	465.9	465.9
Dividends paid	–	–	–	–	–	–	(138.9)	(138.9)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.4	62.4
Tax benefit of share-based payments	–	–	–	–	–	–	0.9	0.9
Net disposal of own shares by ESOP Trusts	–	–	–	–	–	45.9	(45.9)	–
Shares purchased into treasury	–	–	–	–	–	(12.7)	–	(12.7)
Actuarial gain on defined benefit pension schemes	–	–	–	–	–	–	27.0	27.0
Deferred tax charge on defined benefit pension schemes	–	–	–	–	–	–	(9.9)	(9.9)
Revaluation of other investments	–	–	–	–	108.1	–	–	108.1
Share purchases – close period commitments[3]	–	–	–	–	(64.8)	–	–	(64.8)
Recognition of financial instruments during the year	–	–	–	–	3.4	–	3.9	7.3
Reclassification of equity component of convertible bond redeemed during the year	–	–	–	–	(68.7)	–	68.7	–
Other movements	–	–	–	–	(0.2)	–	–	(0.2)
Balance at 31 December 2007	119.2	103.9	5.3	(1,365.9)	(114.9)	(255.3)	5,482.1	3,974.4
Notes
[1]

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP Group plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2007 was 43,889,384 (2006: 51,134,155), and £284.0 million (2006: £353.1 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2007 was 2,000,000 (2006: nil) and £12.9 million (2006: £nil) respectively.
[2]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.
[3]

During the year, the Company entered into an arrangement with its broker to conduct share buybacks on the Company’s behalf in the close period commencing on 2 January 2008 and ending on 28 February 2008, in accordance with UK listing rules. Under IAS 39, the commitment resulting from this agreement constitutes a financial liability at 31 December 2007 which must be recognised at fair value at that date. This liability is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Notes to the consolidated financial statements (continued)

27. Equity Share Owner’s funds (continued)

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2006	(16.4)	21.0	0.5	162.2	167.3
Share cancellations	–	–	3.3	–	3.3
Exchange adjustments on foreign currency net investments	–	–	–	(367.0)	(367.0)
Revaluation of other investments	–	9.5	–	–	9.5
Recognition of financial instruments during the year	16.8	–	–	–	16.8
Balance at 31 December 2006	0.4	30.5	3.8	(204.8)	(170.1)
Share cancellations	–	–	5.7	–	5.7
Exchange adjustments on foreign currency net	–	–	–	71.7	71.7
Revaluation of other investments	–	108.1	–	–	108.1
Recognition of financial instruments during the year	3.4	–	–	–	3.4
Share purchases – close period commitments	(64.8)	–	–	–	(64.8)
Reclassification of equity component of convertible bond redeemed during the year	(68.7)	–	–	–	(68.7)
Other movements	(0.2)	–	–	–	(0.2)
Balance at 31 December 2007	(129.9)	138.6	9.5	(133.1)	(114.9)

Reconciliation of movements in consolidated equity share owners’ funds for the year ended 31 December 2007:

	2007 £m	2006 £m	2005 £m
Net profit for the year	465.9	435.8	363.9
Dividends paid	(138.9)	(118.9)	(100.2)
	327.0	316.9	263.7
Non-cash share-based incentive plans (including stock options)	62.4	70.9	68.6
Tax benefit of share-based payments	0.9	32.3	12.9
Exchange adjustments on foreign currency net investments	71.7	(367.0)	266.1
Ordinary shares issued in respect of acquisitions	8.0	–	506.4
Share issue/cancellation costs	(2.8)	(1.7)	(3.6)
Other ordinary shares issued	28.2	73.0	18.3
Share cancellations	(402.7)	(218.8)	(123.3)
Shares purchased into treasury	(12.7)	–	–
Actuarial gain/(loss) on defined benefit pension schemes	27.0	26.0	(16.5)
Deferred tax (charge)/credit on defined benefit pension schemes	(9.9)	5.3	3.6
Net additions of own shares by ESOP Trusts	–	(38.9)	(29.0)
Transfer to goodwill	–	–	(5.1)
Revaluation of other investments	108.1	9.5	21.0
Shares repurchases – close period commitments	(64.8)	–	–
Recognition of financial instruments during the year	7.3	14.9	(27.6)
Other movements	(0.2)	–	–
Net additions/(reductions) to equity share owners’ funds	147.5	(77.6)	955.5
Opening equity share owners’ funds	3,826.9	3,904.5	2,949.0
Closing equity share owners’ funds	3,974.4	3,826.9	3,904.5

Notes to the consolidated financial statements (continued)

28. Acquisitions

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

The fair value adjustments for certain acquisitions included in the following tables have been determined provisionally at the balance sheet date.

Acquisition of 24/7 Real Media, Inc

On 2 July 2007 the Company finalised its acquisition of 100% of the issued share capital of 24/7 Real Media, Inc (“24/7”). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book value at acquisition £m	Fair value adjustments[1] £m	Fair value to Group £m
Intangible assets	5.2	50.2	55.4
Property, plant and equipment	5.2	–	5.2
Interests in associates and other investments	3.3	–	3.3
Current assets	80.0	–	80.0
Total assets	93.7	50.2	143.9
Current liabilities	(31.8)	(5.0)	(36.8)
Bonds and bank loans	(7.5)	–	(7.5)
Trade and other payables due after one year	(18.4)	–	(18.4)
Deferred taxes	–	(19.3)	(19.3)
Provisions	–	(2.5)	(2.5)
Total liabilities	(57.7)	(26.8)	(84.5)
Net assets	36.0	23.4	59.4
Goodwill			270.7
Consideration			330.1
Consideration satisfied by:
Cash			316.5
Debt redemption premium			3.4
Shares to be issued			5.7
Capitalised acquisition costs			4.5

Note

[1]

Fair value adjustments comprise adjustments to bring the book value of the assets and liabilities of 24/7 to fair value, principally through the recognition of intangible assets (comprising customer relationships, proprietary tools and brands) and related deferred tax liabilities.

Net cash (outflows)/inflows in respect of 24/7 comprised:

£m
Cash consideration	(316.5)
Cash at bank and in hand acquired	34.5
Debt redemption premium	(3.4)
Acquisition costs	(4.5)
(289.9)

The post-acquisition contribution of 24/7 to the Group’s revenue and operating profit was not material.

28. Acquisitions (continued)

Other acquisitions

The Group acquired a number of other subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.4	36.2	38.6
Property, plant and equipment	7.0	(0.4)	6.6
Current assets	124.9	(1.7)	123.2
Total assets	134.3	34.1	168.4
Current liabilities	(94.1)	(9.8)	(103.9)
Trade and other payables due after one year	(6.3)	(6.2)	(12.5)
Deferred taxes	(0.2)	(5.9)	(6.1)
Provisions	(2.0)	(1.3)	(3.3)
Total liabilities	(102.6)	(23.2)	(125.8)
Net assets	31.7	10.9	42.6
Minority interest			(6.6)
Goodwill			239.9
Consideration			275.9
Consideration satisfied by:
Cash			173.1
Shares issued			2.3
Payments due to vendors			98.5
Capitalised acquisition costs			2.0

In aggregate, acquisitions completed in 2007 (including 24/7) contributed £132.2 million to revenues, £14.7 million to operating profit and £24.7 million to headline PBIT. There were no material acquisitions completed between 31 December 2007 and the date the financial statements have been authorised for issue.

If all acquisitions had been completed on the first day of the financial year, Group revenues for the period would have been £6,442.8 million, operating profit would have been £818.4 million and Headline PBIT would have been £955.6 million.

29. Principal subsidiary undertakings

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

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

In the year ended 31 December 2007, the Group paid costs of £0.5 million (2006: £0.3 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of broader legal actions, some of which are ongoing, to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the 2006 Annual Report and has not increased.

31. Reconciliation of profit before interest and taxation to Headline PBIT

	2007 £m	2006 £m	2005 £m
Profit before interest and taxation	846.1	782.7	686.7
Gains on disposal of investments	(3.4)	(7.3)	(4.3)
Goodwill impairment	44.1	35.5	46.0
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7	8.8	1.1
Amortisation and impairment of acquired intangible assets	40.3	43.3	25.3
Share of exceptional gains of associates	(0.8)	(4.0)	–
Headline PBIT	928.0	859.0	754.8

32. Subsequent Event

In May 2008 the Group issued €750 million of 6.625% bonds due in 2016.

Condensed consolidating financial information

Grey, WPP Finance (UK) and WPP Finance (USA) Corporation are issuers of certain securities registered under the Securities Act of 1933. These securities are guaranteed by WPP Group plc and WPP 2005 Limited and, in the case of WPP Finance (UK), also by Young & Rubicam Brands US Holdings. As a result, Grey, WPP Finance (UK), WPP Finance (USA) Corporation, Young & Rubicam Brands US Holdings, WPP Group plc and WPP 2005 Limited are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information containing financial information for each subsidiary issuer is presented beginning on page F-41. In October 2005, the company originally named WPP Group plc and now known as WPP 2005 Limited, completed a reorganisation of its capital and corporate structure pursuant to Section 425 of the Companies Act of 1985, resulting in the formation of WPP Group plc as the new parent company of WPP 2005 Limited.

On 19 December 2006, Young & Rubicam Brands US Holdings purchased Wunderman Worldwide, LLC (“Wunderman”), Landor, LLC (“Landor”) and Commonhealth LLC (“Commonhealth”) from a fellow subsidiary undertaking, WPP Finance (UK) and also on this date became a co-guarantor to WPP Finance (UK)’s registered security. The condensed consolidating financial information with respect to the co-guarantor, Young & Rubicam Brands US Holdings, and with respect to the issuer, WPP Finance (UK), gives effect to the purchase of Wunderman, Landor and Commonhealth as if the transaction had occurred as of 1 January 2004.

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

The condensed consolidating financial information with respect to the co-guarantor, Young & Rubicam Brands US Holdings and with respect to the issuer, WPP Finance (UK) presented below gives effect to the purchase of Wunderman, Landor and Commonhealth by Young & Rubicam Brands US Holdings, an indirect wholly owned subsidiary of WPP Group plc, as if the transaction had occurred as of 1 January 2004.

Condensed consolidating income statement information

For the year ended 31 December 2007, £m

	WPP Group plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	—	—	—	6,185.9	—	6,185.9
Direct costs	—	—	—	(335.5)	—	(335.5)
Gross profit	—	—	—	5,850.4	—	5,850.4
Operating costs	5.9	(58.5)	(4.6)	(4,988.5)	—	(5,045.7)
Operating profit/(loss)	5.9	(58.5)	(4.6)	861.9	—	804.7
Share of results of subsidiaries	504.3	696.6	—	—	(1,200.9)	—
Share of results of associates	—	—	—	41.4	—	41.4
Profit/(loss) before interest and taxation	510.2	638.1	(4.6)	903.3	(1,200.9)	846.1
Finance income	53.0	54.3	17.2	14.9	—	139.4
Finance costs	(97.3)	(188.1)	(20.0)	39.3	—	(266.1)
Profit/(loss) before taxation	465.9	504.3	(7.4)	957.5	(1,200.9)	719.4
Taxation	—	—	—	(204.3)	—	(204.3)
Profit/(loss) for the year	465.9	504.3	(7.4)	753.2	(1,200.9)	515.1
Attributable to:
Equity holders of the parent	465.9	504.3	(7.4)	704.0	(1,200.9)	465.9
Minority interests	—	—	—	49.2	—	49.2
Profit/(loss) for the year	465.9	504.3	(7.4)	753.2	(1,200.9)	515.1
For the year ended 31 December 2006, £m
Revenue	—	—	—	5,907.8	—	5,907.8
Direct costs	—	—	—	(296.8)	—	(296.8)
Gross profit	—	—	—	5,611.0	—	5,611.0
Operating costs	(7.8)	(60.4)	(9.9)	(4,791.3)	—	(4,869.4)
Operating profit/(loss)	(7.8)	(60.4)	(9.9)	819.7	—	741.6
Share of results of subsidiaries	443.6	615.4	—	—	(1,059.0)	—
Share of results of associates	—	—	—	41.1	—	41.1
Profit/(loss) before interest and taxation	435.8	555.0	(9.9)	860.8	(1,059.0)	782.7
Finance income	—	59.7	0.6	50.7	—	111.0
Finance costs	—	(162.9)	(24.2)	(24.6)	—	(211.7)
Profit/(loss) before taxation	435.8	451.8	(33.5)	886.9	(1,059.0)	682.0
Taxation	—	(8.2)	—	(191.2)	—	(199.4)
Profit/(loss) for the year	435.8	443.6	(33.5)	695.7	(1,059.0)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	(33.5)	648.9	(1,059.0)	435.8
Minority interests	—	—	—	46.8	—	46.8
Profit/(loss) for the year	435.8	443.6	(33.5)	695.7	(1,059.0)	482.6
For the year ended 31 December 2005, £m
Revenue	—	—	—	5,373.7	—	5,373.7
Direct costs	—	—	—	(241.0)	—	(241.0)
Gross profit	—	—	—	5,132.7	—	5,132.7
Operating costs	(3.4)	(35.6)	(4.9)	(4,436.0)	—	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	(4.9)	696.7	—	652.8
Share of results of subsidiaries	367.3	441.3	—	—	(808.6)	—
Share of results of associates	—	—	—	33.9	—	33.9
Profit/(loss) before interest and taxation	363.9	405.7	(4.9)	730.6	(808.6)	686.7
Finance income	—	44.3	—	43.3	—	87.6
Finance costs	—	(82.7)	(20.3)	(79.3)	—	(182.3)
Profit/(loss) before taxation	363.9	367.3	(25.2)	694.6	(808.6)	592.0
Taxation	—	—	—	(194.0)	—	(194.0)
Profit/(loss) for the year	363.9	367.3	(25.2)	500.6	(808.6)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	(25.2)	466.5	(808.6)	363.9
Minority interests	—	—	—	34.1	—	34.1
Profit/(loss) for the year	363.9	367.3	(25.2)	500.6	(808.6)	398.0

Note

[1]	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Condensed consolidating cash flow statement information

For the year ended 31 December 2007, £m

	WPP Group plc	Subsidiary Guarantors[1]	WPP Finance(UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	345.8	278.1	(7.4)	275.6	(0.8)	891.3
Investing activities
Acquisitions and disposals	—	—	—	(674.8)	—	(674.8)
Purchases of property, plant and equipment	—	(3.5)	—	(147.6)	—	(151.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(19.7)	—	(19.7)
Proceeds on disposal of property, plant and equipment	—	—	—	8.3	—	8.3
Net cash inflow/(outflow) from investing activities	—	(3.5)	—	(833.8)	—	(837.3)
Financing activities
Share option proceeds	—	34.8	—	—	—	34.8
Share repurchases and buybacks	(415.4)	—	—	—	—	(415.4)
Net increase/(decrease) in borrowings	400.0	(450.0)	0.5	548.4	—	498.9
Financing and share issue costs	(5.0)	—	—	(3.3)	—	(8.3)
Equity dividends paid	(139.7)	—	—	—	0.8	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(38.9)	—	(38.9)
Net cash inflow/(outflow) from financing activities	(160.1)	(415.2)	0.5	506.2	0.8	(67.8)
Net increase/(decrease) in cash and cash equivalents	185.7	(140.6)	(6.9)	(52.0)	—	(13.8)
Translation differences	22.8	—	(4.0)	100.4	—	119.2
Cash and cash equivalents at beginning of year	(764.4)	(1,686.5)	332.7	3,075.1	—	956.9
Cash and cash equivalents at end of year	(555.9)	(1,827.1)	321.8	3,123.5	—	1,062.3

For the year ended 31 December 2006, £m
Net cash inflow/(outflow) from operating activities	(794.7)	(413.5)	67.5	1,802.1	—	661.4
Investing activities
Acquisitions and disposals	—	(303.8)	264.4	(176.2)	—	(215.6)
Purchases of property, plant and equipment	—	(5.1)	—	(162.7)	—	(167.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(16.7)	—	(16.7)
Proceeds on disposal of property, plant and equipment	—	—	—	22.4	—	22.4
Net cash inflow/(outflow) from investing activities	—	(308.9)	264.4	(333.2)	—	(377.7)
Financing activities
Share option proceeds	—	70.9	—	—	—	70.9
Share repurchases and buybacks	(218.8)	—	—	(38.9)	—	(257.7)
Net increase/(decrease) in borrowings	403.9	(6.2)	—	(15.6)	—	382.1
Financing and share issue costs	(2.0)	—	—	(1.7)	—	(3.7)
Equity dividends paid	(118.9)	—	—	—	—	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(28.8)	—	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	—	(85.0)	—	43.9
Net increase/(decrease) in cash and cash equivalents	(730.5)	(657.7)	331.9	1,383.9	—	327.6
Translation differences	—	—	—	(50.3)	—	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	0.8	1,741.5	—	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	332.7	3,075.1	—	956.9

[1]	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2005, £m

	WPP Group plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	(9.3)	(139.9)	0.8	1,091.1	(105.2)	837.5
Investing activities
Acquisitions and disposals	—	(231.2)	—	(276.5)	—	(507.7)
Purchases of property, plant and equipment	—	(1.8)	—	(158.7)	—	(160.5)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(10.8)	—	(10.8)
Proceeds on disposal of property, plant and equipment	—	—	—	6.7	—	6.7
Net cash inflow/(outflow) from investing activities	—	(233.0)	—	(439.3)	—	(672.3)
Financing activities
Share option proceeds	2.1	18.2	—	—	—	20.3
Share repurchases and buybacks	(26.7)	(96.6)	—	(29.0)	—	(152.3)
Net increase/(decrease) in borrowings	—	—	—	(595.2)	—	(595.2)
Financing and share issue costs	—	(2.2)	—	—	—	(2.2)
Equity dividends paid	—	(100.2)	—	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(24.0)	—	(24.0)
Net cash inflow/(outflow) from financing activities	(24.6)	(180.8)	—	(753.4)	105.2	(853.6)
Net increase/(decrease) in cash and cash equivalents	(33.9)	(553.7)	0.8	(101.6)	—	(688.4)
Translation differences	—	—	—	85.0	—	85.0
Cash and cash equivalents at beginning of year	—	(475.1)	—	1,758.1	—	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	0.8	1,741.5	—	679.6

[1]	includes WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Condensed consolidating balance sheet information

At 31 December 2007, £m

	WPP Group PLC	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	6,071.7	—	6,071.7
Other	—	—	—	1,154.6	—	1,154.6
Property, plant and equipment	—	8.8	—	440.8	—	449.6
Investment in subsidiaries	5,009.2	7,749.2	—	—	(12,758.4)	—
Interests in associates	—	—	—	540.1	—	540.1
Other investments	—	—	—	268.6	—	268.6
Deferred tax assets	—	—	—	56.0	—	56.0
Trade and other receivables	22.8	6.3	—	120.2	—	149.3
	5,032.0	7,764.3	—	8,652.0	(12,758.4)	8,689.9
Current assets
Inventory and work in progress	—	—	—	343.9	—	343.9
Corporate income tax recoverable	—	—	—	37.2	—	37.2
Trade and other receivables	1.0	42.6	4.7	6,092.5	—	6,140.8
Cash and short-term deposits	0.4	1.2	340.3	4,082.8	(2,384.5)	2,040.2
	1.4	43.8	345.0	10,556.4	(2,384.5)	8,562.1
Current Liabilities
Trade and other payables	(88.1)	(56.8)	(0.9)	(8,103.1)	—	(8,248.9)
Corporate income tax payable	—	—	—	(70.0)	—	(70.0)
Bank overdrafts and loans	(556.2)	(2,276.2)	(18.5)	(1,119.5)	2,384.5	(1,585.9)
	(644.3)	(2,333.0)	(19.4)	(9,292.6)	2,384.5	(9,904.8)
Net current assets (liabilities)	(642.9)	(2,289.2)	325.6	1,263.8	—	(1,342.7)
Total assets less current liabilities	4,389.1	5,475.1	325.6	9,915.8	(12,758.4)	7,347.2
Non-current liabilities
Bonds and bank loans	(825.8)	—	(328.7)	(585.5)	—	(1,740.0)
Trade and other payables	(13.7)	(64.8)	—	(381.9)	—	(460.4)
Corporate income tax liability	—	—	—	(336.2)	—	(336.2)
Deferred tax liabilities	—	—	—	(464.0)	—	(464.0)
Provisions for post-employment benefits	—	—	—	(135.0)	—	(135.0)
Provisions for liabilities and charges	—	—	—	(116.8)	—	(116.8)
	(839.5)	(64.8)	(328.7)	(2,019.4)	—	(3,252.4)
Net intercompany receivable/(payable)	424.8	(401.1)	(0.5)	(23.2)	—	—
Net assets	3,974.4	5,009.2	(3.6)	7,873.2	(12,758.4)	4,094.8
Attributable to:
Minority interests	—	—	—	120.4	—	120.4
Equity share owners’ funds	3,974.4	5,009.2	(3.6)	7,752.8	(12,758.4)	3,974.4
Total equity	3,974.4	5,009.2	(3.6)	7,873.2	(12,758.4)	4,094.8

Note

[1]	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Condensed consolidating balance sheet information (continued)

At 31 December 2006, £m

	WPP Group PLC	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	5,434.5	—	5,434.5
Other	—	—	—	1,115.4	—	1,115.4
Property, plant and equipment	—	7.6	—	407.7	—	415.3
Investment in subsidiaries	4,203.0	6,784.8	—	—	(10,987.8)	—
Interests in associates	—	—	—	411.4	—	411.4
Other investments	—	—	—	136.5	—	136.5
Deferred tax assets	—	—	—	108.9	—	108.9
Trade and other receivables	—	24.8	—	85.5	—	110.3
	4,203.0	6,817.2	—	7,699.9	(10,987.8)	7,732.3
Current assets
Inventory and work in progress	—	—	—	341.5	—	341.5
Corporate income tax recoverable	—	—	—	26.5	—	26.5
Trade and other receivables	1.3	45.2	4.5	4,880.9	—	4,931.9
Cash and short-term deposits	—	2.0	332.7	3,495.7	(2,166.7)	1,663.7
	1.3	47.2	337.2	8,744.6	(2,166.7)	6,963.6
Current Liabilities
Trade and other payables	(6.7)	(56.6)	(0.9)	(6,719.6)	—	(6,783.8)
Corporate income tax payable	—	—	—	(39.6)	—	(39.6)
Bank overdrafts and loans	(764.4)	(2,166.7)	—	(496.2)	2,166.7	(1,260.6)
	(771.1)	(2,223.3)	(0.9)	(7,255.4)	2,166.7	(8,084.0)
Net current assets (liabilities)	(769.8)	(2,176.1)	336.3	1,489.2	—	(1,120.4)
Total assets less current liabilities	3,433.2	4,641.1	336.3	9,189.1	(10,987.8)	6,611.9
Non-current liabilities
Bonds and bank loans	(402.3)	(447.9)	(325.4)	(42.1)	—	(1,217.7)
Trade and other payables	—	(12.2)	—	(319.7)	—	(331.9)
Corporate income tax liability	—	—	—	(383.7)	—	(383.7)
Deferred tax liabilities	—	(1.4)	—	(466.4)	—	(467.8)
Provisions for post-employment benefits	—	—	—	(187.6)	—	(187.6)
Provisions for liabilities and charges	—	—	—	(104.8)	—	(104.8)
	(402.3)	(461.5)	(325.4)	(1,504.3)	—	(2,693.5)
Net intercompany receivable/(payable)	796.0	23.4	—	(819.4)	—	—
Net assets	3,826.9	4,203.0	10.9	6,865.4	(10,987.8)	3,918.4
Attributable to:
Minority interests	—	—	—	91.5	—	91.5
Equity share owners’ funds	3,826.9	4,203.0	10.9	6,773.9	(10,987.8)	3,826.9
Total equity	3,826.9	4,203.0	10.9	6,865.4	(10,987.8)	3,918.4

[1]	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings.

The condensed consolidating financial information with respect to subsidiary issuer Grey is presented below. On 7 March 2005, the Company completed its acquisition of Grey Global Group Inc. Accordingly, the results of Grey from that date are included in the condensed consolidating financial information below.

Condensed consolidating income statement information

For the year ended 31 December 2007, £m

	WPP Group plc	WPP 2005 Ltd	Grey Global Group Inc	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	—	—	78.8	6,107.1	—	6,185.9
Direct costs	—	—	—	(335.5)	—	(335.5)
Gross profit	—	—	78.8	5,771.6	—	5,850.4
Operating costs	5.9	(58.5)	(80.0)	(4,913.1)	—	(5,045.7)
Operating profit/(loss)	5.9	(58.5)	(1.2)	858.5	—	804.7
Share of results of subsidiaries	504.3	696.6	90.0	—	(1,290.9)	—
Share of results of associates	—	—	0.2	41.2	—	41.4
Profit/(loss) before interest and taxation	510.2	638.1	89.0	899.7	(1,290.9)	846.1
Finance income	53.0	54.3	10.6	21.5	—	139.4
Finance costs	(97.3)	(188.1)	(39.2)	58.5	—	(266.1)
Profit/(loss) before taxation	465.9	504.3	60.4	979.7	(1,290.9)	719.4
Taxation	—	—	(4.5)	(199.8)	—	(204.3)
Profit/(loss) for the year	465.9	504.3	55.9	779.9	(1,290.9)	515.1
Attributable to:
Equity holders of the parent	465.9	504.3	55.9	730.7	(1,290.9)	465.9
Minority interests	—	—	—	49.2	—	49.2
Profit/(loss) for the year	465.9	504.3	55.9	779.9	(1,290.9)	515.1
For the year ended 31 December 2006, £m
Revenue	—	—	85.4	5,822.4	—	5,907.8
Direct costs	—	—	—	(296.8)	—	(296.8)
Gross profit	—	—	85.4	5,525.6	—	5,611.0
Operating costs	(7.8)	(60.4)	(57.9)	(4,743.3)	—	(4,869.4)
Operating profit/(loss)	(7.8)	(60.4)	27.5	782.3	—	741.6
Share of results of subsidiaries	443.6	615.4	45.7	—	(1,104.7)	—
Share of results of associates	—	—	0.2	40.9	—	41.1
Profit/(loss) before interest and taxation	435.8	555.0	73.4	823.2	(1,104.7)	782.7
Finance income	—	59.7	4.3	47.0	—	111.0
Finance costs	—	(162.9)	(40.5)	(8.3)	—	(211.7)
Profit/(loss) before taxation	435.8	451.8	37.2	861.9	(1,104.7)	682.0
Taxation	—	(8.2)	(5.8)	(185.4)	—	(199.4)
Profit/(loss) for the year	435.8	443.6	31.4	676.5	(1,104.7)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	31.4	629.7	(1,104.7)	435.8
Minority interests	—	—	—	46.8	—	46.8
Profit/(loss) for the year	435.8	443.6	31.4	676.5	(1,104.7)	482.6
For the year ended 31 December 2005, £m
Revenue	—	—	79.9	5,293.8	—	5,373.7
Direct costs	—	—	—	(241.0)	—	(241.0)
Gross profit	—	—	79.9	5,052.8	—	5,132.7
Operating costs	(3.4)	(35.6)	(76.3)	(4,364.6)	—	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	3.6	688.2	—	652.8
Share of results of subsidiaries	367.3	441.3	60.2	—	(868.8)	—
Share of results of associates	—	—	—	33.9	—	33.9
Profit/(loss) before interest and taxation	363.9	405.7	63.8	722.1	(868.8)	686.7
Finance income	—	44.3	5.5	37.8	—	87.6
Finance costs	—	(82.7)	(37.1)	(62.5)	—	(182.3)
Profit/(loss) before taxation	363.9	367.3	32.2	697.4	(868.8)	592.0
Taxation	—	—	(7.5)	(186.5)	—	(194.0)
Profit/(loss) for the year	363.9	367.3	24.7	510.9	(868.8)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	24.7	476.8	(868.8)	363.9
Minority interests	—	—	—	34.1	—	34.1
Profit/(loss) for the year	363.9	367.3	24.7	510.9	(868.8)	398.0

Condensed consolidating cash flow statement information

For the year ended 31 December 2007, £m

	WPP Group plc	WPP 2005 Ltd	Grey Global Group, Inc	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	345.8	278.1	(68.4)	336.6	(0.8)	891.3
Investing activities
Acquisitions and disposals	—	—	—	(674.8)	—	(674.8)
Purchases of property, plant and equipment	—	(3.5)	(0.7)	(146.9)	—	(151.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	(0.3)	(19.4)	—	(19.7)
Proceeds on disposal of property, plant and equipment	—	—	0.4	7.9	—	8.3
Net cash inflow/(outflow) from investing activities	—	(3.5)	(0.6)	(833.2)	—	(837.3)
Financing activities
Share option proceeds	—	34.8	—	—	—	34.8
Share repurchases and buybacks	(415.4)	—	—	—	—	(415.4)
Net increase/(decrease) in borrowings	400.0	(450.0)	—	548.9	—	498.9
Financing and share issue costs	(5.0)	—	—	(3.3)	—	(8.3)
Equity dividends paid	(139.7)	—	—	—	0.8	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(38.9)	—	(38.9)
Net cash inflow/(outflow) from financing activities	(160.1)	(415.2)	—	506.7	0.8	(67.8)
Net increase/(decrease) in cash and cash equivalents	185.7	(140.6)	(69.0)	10.1	—	(13.8)
Translation differences	22.8	—	1.0	95.4	—	119.2
Cash and cash equivalents at beginning of year	(764.4)	(1,686.5)	(80.0)	3,487.8	—	956.9
Cash and cash equivalents at end of year	(555.9)	(1,827.1)	(148.0)	3,593.3	—	1,062.3

For the year ended 31 December 2006, £m
Net cash inflow/(outflow) from operating activities	(794.7)	(677.9)	(59.4)	2,193.4	—	661.4
Investing activities
Acquisitions and disposals	—	(39.4)	—	(176.2)	—	(215.6)
Purchases of property, plant and equipment	—	(5.1)	(1.7)	(161.0)		(167.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	(0.7)	(16.0)	—	(16.7)
Proceeds on disposal of property, plant and equipment	—	—	0.1	22.3	—	22.4
Net cash inflow/(outflow) from investing activities	—	(44.5)	(2.3)	(330.9)	—	(377.7)
Financing activities
Share option proceeds	—	70.9	—	—	—	70.9
Share repurchases and buybacks	(218.8)	—	—	(38.9)	—	(257.7)
Net increase/(decrease) in borrowings	403.9	(6.2)	—	(15.6)	—	382.1
Financing and share issue costs	(2.0)	—	—	(1.7)	—	(3.7)
Equity dividends paid	(118.9)	—	—	—	—	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(28.8)	—	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	—	(85.0)	—	43.9
Net increase/(decrease) in cash and cash equivalents	(730.5)	(657.7)	(61.7)	1,777.5	—	327.6
Translation differences	—	—	2.5	(52.8)	—	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	(20.8)	1,763.1	—	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	(80.0)	3,487.8	—	956.9

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2005, £m

	WPP Group plc	WPP 2005 Ltd	Grey Global Group, Inc	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	(9.3)	(139.9)	(62.6)	1,154.5	(105.2)	837.5
Investing activities
Acquisitions and disposals	—	(231.2)	99.0	(375.5)	—	(507.7)
Purchases of property, plant and equipment	—	(1.8)	(3.7)	(155.0)	—	(160.5)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(10.8)	—	(10.8)
Proceeds on disposal of property, plant and equipment	—	—	—	6.7	—	6.7
Net cash inflow/(outflow) from investing activities	—	(233.0)	95.3	(534.6)	—	(672.3)
Financing activities
Share option proceeds	2.1	18.2	—	—	—	20.3
Share repurchases and buybacks	(26.7)	(96.6)	—	(29.0)	—	(152.3)
Net increase/(decrease) in borrowings	—	—	(65.3)	(529.9)	—	(595.2)
Financing and share issue costs	—	(2.2)	—	—	—	(2.2)
Equity dividends paid	—	(100.2)	—	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(24.0)	—	(24.0)
Net cash inflow/(outflow) from financing activities	(24.6)	(180.8)	(65.3)	(688.1)	105.2	(853.6)
Net increase/(decrease) in cash and cash equivalents	(33.9)	(553.7)	(32.6)	(68.2)	—	(688.4)
Translation differences	—	—	11.8	73.2	—	85.0
Cash and cash equivalents at beginning of year	—	(475.1)	—	1,758.1	—	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	(20.8)	1,763.1	—	679.6

Condensed consolidating balance sheet information

At 31 December 2007, £m

	WPP Group PLC	WPP 2005 Ltd	Grey Global Group, Inc.	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	11.1	6,060.6	—	6,071.7
Other	—	—	85.7	1,068.9	—	1,154.6
Property, plant and equipment	—	8.8	8.5	432.3	—	449.6
Investment in subsidiaries	5,009.2	7,749.2	1,158.1	—	(13,916.5)	—
Interests in associates	—	—	5.7	534.4	—	540.1
Other investments	—	—	—	268.6	—	268.6
Deferred tax assets	—	—	0.7	55.3	—	56.0
Trade and other receivables	22.8	6.3	—	120.2	—	149.3
	5,032.0	7,764.3	1,269.8	8,540.3	(13,916.5)	8,689.9
Current assets
Inventory and work in progress	—	—	2.1	341.8	—	343.9
Corporate income tax recoverable	—	—	—	37.2	—	37.2
Trade and other receivables	1.0	42.6	78.1	6,019.1	—	6,140.8
Cash and short-term deposits	0.4	1.2	151.8	4,271.3	(2,384.5)	2,040.2
	1.4	43.8	232.0	10,669.4	(2,384.5)	8,562.1
Current Liabilities
Trade and other payables	(88.1)	(56.8)	(58.0)	(8,046.0)	—	(8,248.9)
Corporate income tax payable	—	—	1.2	(71.2)	—	(70.0)
Bank overdrafts and loans	(556.2)	(2,276.2)	(3.7)	(1,134.3)	2,384.5	(1,585.9)
	(644.3)	(2,333.0)	(60.5)	(9,251.5)	2,384.5	(9,904.8)
Net current assets (liabilities)	(642.9)	(2,289.2)	171.5	1,417.9	—	(1,342.7)
Total assets less current liabilities	4,389.1	5,475.1	1,441.3	9,958.2	(13,916.5)	7,347.2
Non-current liabilities
Bonds and bank loans	(825.8)	—	(82.0)	(832.2)	—	(1,740.0)
Trade and other payables	(13.7)	(64.8)	(9.4)	(372.5)	—	(460.4)
Corporate income tax liability	—	—	—	(336.2)	—	(336.2)
Deferred tax liabilities	—	—	—	(464.0)	—	(464.0)
Provisions for post-employment benefits	—	—	(2.0)	(133.0)	—	(135.0)
Provisions for liabilities and charges	—	—	(0.6)	(116.2)	—	(116.8)
	(839.5)	(64.8)	(94.0)	(2,254.1)	—	(3,252.4)
Net intercompany receivable/(payable)	424.8	(401.1)	(580.8)	557.1	—	—
Net assets	3,974.4	5,009.2	766.5	8,261.2	(13,916.5)	4,094.8
Attributable to:
Minority interests	—	—	—	120.4	—	120.4
Equity share owners’ funds	3,974.4	5,009.2	766.5	8,140.8	(13,916.5)	3,974.4
Total equity	3,974.4	5,009.2	766.5	8,261.2	(13,916.5)	4,094.8

Condensed consolidating balance sheet information (continued)

At 31 December 2006, £m

	WPP Group PLC	WPP 2005 Ltd	Grey Global Group, Inc.	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	10.6	5,423.9	—	5,434.5
Other	—	—	101.2	1,014.2	—	1,115.4
Property, plant and equipment	—	7.6	10.2	397.5	—	415.3
Investment in subsidiaries	4,203.0	6,784.8	1,266.5	—	(12,254.3)	—
Interests in associates	—	—	7.4	404.0	—	411.4
Other investments	—	—	—	136.5	—	136.5
Deferred tax assets	—	—	—	108.9	—	108.9
Trade and other receivables	—	24.8	—	85.5	—	110.3
	4,203.0	6,817.2	1,395.9	7,570.5	(12,254.3)	7,732.3
Current assets
Inventory and work in progress	—	—	5.0	336.5	—	341.5
Corporate income tax recoverable	—	—	—	26.5	—	26.5
Trade and other receivables	1.3	45.2	114.3	4,771.1	—	4,931.9
Cash and short-term deposits	—	2.0	43.0	3,785.4	(2,166.7)	1,663.7
	1.3	47.2	162.3	8,919.5	(2,166.7)	6,963.6
Current Liabilities
Trade and other payables	(6.7)	(56.6)	(98.8)	(6,621.7)	—	(6,783.8)
Corporate income tax payable	—	—	(19.4)	(20.2)	—	(39.6)
Bank overdrafts and loans	(764.4)	(2,166.7)	(123.0)	(373.2)	2,166.7	(1,260.6)
	(771.1)	(2,223.3)	(241.2)	(7,015.1)	2,166.7	(8,084.0)
Net current assets (liabilities)	(769.8)	(2,176.1)	(78.9)	1,904.4	—	(1,120.4)
Total assets less current liabilities	3,433.2	4,641.1	1,317.0	9,474.9	(12,254.3)	6,611.9
Non-current liabilities
Bonds and bank loans	(402.3)	(447.9)	(82.9)	(284.6)	—	(1,217.7)
Trade and other payables	—	(12.2)	(20.0)	(299.7)	—	(331.9)
Corporate income tax liability	—	—	—	(383.7)	—	(383.7)
Deferred tax liabilities	—	(1.4)	(40.2)	(426.2)	—	(467.8)
Provisions for post-employment benefits	—	—	—	(187.6)	—	(187.6)
Provisions for liabilities and charges	—	—	(2.1)	(102.7)	—	(104.8)
	(402.3)	(461.5)	(145.2)	(1,684.5)	—	(2,693.5)
Net intercompany receivable/(payable)	796.0	23.4	(377.4)	(442.0)	—	—
Net assets	3,826.9	4,203.0	794.4	7,348.4	(12,254.3)	3,918.4
Attributable to:
Minority interests	—	—	—	91.5	—	91.5
Equity share owners’ funds	3,826.9	4,203.0	794.4	7,256.9	(12,254.3)	3,826.9
Total equity	3,826.9	4,203.0	794.4	7,348.4	(12,254.3)	3,918.4

The condensed consolidating financial information with respect to subsidiary issuer WPP Finance (USA) Corporation is presented below:

Condensed consolidating income statement information

For the year ended 31 December 2007, £m

	WPP Group plc	WPP 2005 Ltd	WPP Finance (USA) Corporation	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Revenue	—	—	—	6,185.9	—	6,185.9
Direct costs	—	—	—	(335.5)	—	(335.5)
Gross profit	—	—	—	5,850.4	—	5,850.4
Operating costs	5.9	(58.5)	(0.9)	(4,992.2)	—	(5,045.7)
Operating profit/(loss)	5.9	(58.5)	(0.9)	858.2	—	804.7
Share of results of subsidiaries	504.3	696.6	—	—	(1,200.9)	—
Share of results of associates	—	—	—	41.4	—	41.4
Profit/(loss) before interest and taxation	510.2	638.1	(0.9)	899.6	(1,200.9)	846.1
Finance income	53.0	54.3	3.4	28.7	—	139.4
Finance costs	(97.3)	(188.1)	(3.5)	22.8	—	(266.1)
Profit/(loss) before taxation	465.9	504.3	(1.0)	951.1	(1,200.9)	719.4
Taxation	—	—	—	(204.3)	—	(204.3)
Profit/(loss) for the year	465.9	504.3	(1.0)	746.8	(1,200.9)	515.1
Attributable to:
Equity holders of the parent	465.9	504.3	(1.0)	697.6	(1,200.9)	465.9
Minority interests	—	—	—	49.2	—	49.2
Profit/(loss) for the year	465.9	504.3	(1.0)	746.8	(1,200.9)	515.1
For the year ended 31 December 2006, £m
Revenue	—	—	—	5,907.8	—	5,907.8
Direct costs	—	—	—	(296.8)	—	(296.8)
Gross profit	—	—	—	5,611.0	—	5,611.0
Operating costs	(7.8)	(60.4)	(1.2)	(4,800.0)	—	(4,869.4)
Operating profit/(loss)	(7.8)	(60.4)	(1.2)	811.0	—	741.6
Share of results of subsidiaries	443.6	615.4	—	—	(1,059.0)	—
Share of results of associates	—	—	—	41.1	—	41.1
Profit/(loss) before interest and taxation	435.8	555.0	(1.2)	852.1	(1,059.0)	782.7
Finance income	—	59.7	3.7	47.6	—	111.0
Finance costs	—	(162.9)	(3.7)	(45.1)	—	(211.7)
Profit/(loss) before taxation	435.8	451.8	(1.2)	854.6	(1,059.0)	682.0
Taxation	—	(8.2)	—	(191.2)	—	(199.4)
Profit/(loss) for the year	435.8	443.6	(1.2)	663.4	(1,059.0)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	(1.2)	616.6	(1,059.0)	435.8
Minority interests	—	—	—	46.8	—	46.8
Profit/(loss) for the year	435.8	443.6	(1.2)	663.4	(1,059.0)	482.6
For the year ended 31 December 2005, £m
Revenue	—	—	—	5,373.7	—	5,373.7
Direct costs	—	—	—	(241.0)	—	(241.0)
Gross profit	—	—	—	5,132.7	—	5,132.7
Operating costs	(3.4)	(35.6)	—	(4,440.9)	—	(4,479.9)
Operating profit/(loss)	(3.4)	(35.6)	—	691.8	—	652.8
Share of results of subsidiaries	367.3	441.3	—	—	(808.6)	—
Share of results of associates	—	—	—	33.9	—	33.9
Profit/(loss) before interest and taxation	363.9	405.7	—	725.7	(808.6)	686.7
Finance income	—	44.3	7.6	35.7	—	87.6
Finance costs	—	(82.7)	(7.8)	(91.8)	—	(182.3)
Profit/(loss) before taxation	363.9	367.3	(0.2)	669.6	(808.6)	592.0
Taxation	—	—	—	(194.0)	—	(194.0)
Profit/(loss) for the year	363.9	367.3	(0.2)	475.6	(808.6)	398.0
Attributable to:
Equity holders of the parent	363.9	367.3	(0.2)	441.5	(808.6)	363.9
Minority interests	—	—	—	34.1	—	34.1
Profit/(loss) for the year	363.9	367.3	(0.2)	475.6	(808.6)	398.0

Condensed consolidating cash flow statement information

For the year ended 31 December 2007, £m

	WPP Group plc	WPP 2005 Ltd	WPP Finance (USA) Corporation	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	345.8	278.1	—	268.2	(0.8)	891.3
Investing activities
Acquisitions and disposals	—	—	—	(674.8)	—	(674.8)
Purchases of property, plant and equipment	—	(3.5)	—	(147.6)	—	(151.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(19.7)	—	(19.7)
Proceeds on disposal of property, plant and equipment	—	—	—	8.3	—	8.3
Net cash inflow/(outflow) from investing activities	—	(3.5)	—	(833.8)	—	(837.3)
Financing activities
Share option proceeds	—	34.8	—	—	—	34.8
Share repurchases and buybacks	(415.4)	—	—	—	—	(415.4)
Net increase/(decrease) in borrowings	400.0	(450.0)	—	548.9	—	498.9
Financing and share issue costs	(5.0)	—	—	(3.3)	—	(8.3)
Equity dividends paid	(139.7)	—	—	—	0.8	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(38.9)	—	(38.9)
Net cash inflow/(outflow) from financing activities	(160.1)	(415.2)	—	506.7	0.8	(67.8)
Net increase/(decrease) in cash and cash equivalents	185.7	(140.6)	—	(58.9)	—	(13.8)
Translation differences	22.8	—	—	96.4	—	119.2
Cash and cash equivalents at beginning of year	(764.4)	(1,686.5)	—	3,407.8	—	956.9
Cash and cash equivalents at end of year	(555.9)	(1,827.1)	—	3,445.3	—	1,062.3

For the year ended 31 December 2006, £m
Net cash inflow/(outflow) from operating activities	(794.7)	(677.9)	—	2,134.0	—	661.4
Investing activities
Acquisitions and disposals	—	(39.4)	—	(176.2)	—	(215.6)
Purchases of property, plant and equipment	—	(5.1)		(162.7)		(167.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(16.7)	—	(16.7)
Proceeds on disposal of property, plant and equipment	—	—	—	22.4	—	22.4
Net cash inflow/(outflow) from investing activities	—	(44.5)	—	(333.2)	—	(377.7)
Financing activities
Share option proceeds	—	70.9	—	—	—	70.9
Share repurchases and buybacks	(218.8)	—	—	(38.9)	—	(257.7)
Net increase/(decrease) in borrowings	403.9	(6.2)	—	(15.6)	—	382.1
Financing and share issue costs	(2.0)	—	—	(1.7)	—	(3.7)
Equity dividends paid	(118.9)	—	—	—	—	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(28.8)	—	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	—	(85.0)	—	43.9
Net increase/(decrease) in cash and cash equivalents	(730.5)	(657.7)	—	1,715.8	—	327.6
Translation differences	—	—	—	(50.3)	—	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	—	1,742.3	—	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	—	3,407.8	—	956.9

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2005, £m

	WPP Group plc	WPP 2005 Ltd	WPP Finance (USA) Corporation	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	(9.3)	(139.9)	114.1	977.8	(105.2)	837.5
Investing activities
Acquisitions and disposals	—	(231.2)	—	(276.5)	—	(507.7)
Purchases of property, plant and equipment	—	(1.8)	—	(158.7)	—	(160.5)
Purchase of other intangible assets (including capitalised computer software)	—	—	—	(10.8)	—	(10.8)
Proceeds on disposal of property, plant and equipment	—	—	—	6.7	—	6.7
Net cash inflow/(outflow) from investing activities	—	(233.0)	—	(439.3)	—	(672.3)
Financing activities
Share option proceeds	2.1	18.2	—	—	—	20.3
Share repurchases and buybacks	(26.7)	(96.6)	—	(29.0)	—	(152.3)
Net increase/(decrease) in borrowings	—	—	(114.1)	(481.1)	—	(595.2)
Financing and share issue costs	—	(2.2)	—	—	—	(2.2)
Equity dividends paid	—	(100.2)	—	(105.2)	105.2	(100.2)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(24.0)	—	(24.0)
Net cash inflow/(outflow) from financing activities	(24.6)	(180.8)	(114.1)	(639.3)	105.2	(853.6)
Net increase/(decrease) in cash and cash equivalents	(33.9)	(553.7)	—	(100.8)	—	(688.4)
Translation differences	—	—	—	85.0	—	85.0
Cash and cash equivalents at beginning of year	—	(475.1)	—	1,758.1	—	1,283.0
Cash and cash equivalents at end of year	(33.9)	(1,028.8)	—	1,742.3	—	679.6

Condensed consolidating balance sheet information

At 31 December 2007, £m

	WPP Group PLC	WPP 2005 Ltd	WPP Finance (USA) Corporation	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	6,071.7	—	6,071.7
Other	—	—	—	1,154.6	—	1,154.6
Property, plant and equipment	—	8.8	—	440.8	—	449.6
Investment in subsidiaries	5,009.2	7,749.2	—	—	(12,758.4)	—
Interests in associates	—	—	—	540.1	—	540.1
Other investments	—	—	—	268.6	—	268.6
Deferred tax assets	—	—	—	56.0	—	56.0
Trade and other receivables	22.8	6.3	—	120.2	—	149.3
	5,032.0	7,764.3	—	8,652.0	(12,758.4)	8,689.9
Current assets
Inventory and work in progress	—	—	—	343.9	—	343.9
Corporate income tax recoverable	—	—	—	37.2	—	37.2
Trade and other receivables	1.0	42.6	—	6,097.2	—	6,140.8
Cash and short-term deposits	0.4	1.2	—	4,423.1	(2,384.5)	2,040.2
	1.4	43.8	—	10,901.4	(2,384.5)	8,562.1
Current Liabilities
Trade and other payables	(88.1)	(56.8)	(2.0)	(8,102.0)	—	(8,248.9)
Corporate income tax payable	—	—	—	(70.0)	—	(70.0)
Bank overdrafts and loans	(556.2)	(2,276.2)	—	(1,138.0)	2,384.5	(1,585.9)
	(644.3)	(2,333.0)	(2.0)	(9,310.0)	2,384.5	(9,904.8)
Net current assets (liabilities)	(642.9)	(2,289.2)	(2.0)	1,591.4	—	(1,342.7)
Total assets less current liabilities	4,389.1	5,475.1	(2.0)	10,243.4	(12,758.4)	7,347.2
Non-current liabilities
Bonds and bank loans	(825.8)	—	(50.4)	(863.8)	—	(1,740.0)
Trade and other payables	(13.7)	(64.8)	—	(381.9)	—	(460.4)
Corporate income tax liability	—	—	—	(336.2)	—	(336.2)
Deferred tax liabilities	—	—	—	(464.0)	—	(464.0)
Provisions for post-employment benefits	—	—	—	(135.0)	—	(135.0)
Provisions for liabilities and charges	—	—	—	(116.8)	—	(116.8)
	(839.5)	(64.8)	(50.4)	(2,297.7)	—	(3,252.4)
Net intercompany receivable/(payable)	424.8	(401.1)	63.4	(87.1)	—	—
Net assets	3,974.4	5,009.2	11.0	7,858.6	(12,758.4)	4,094.8
Attributable to:
Minority interests	—	—	—	120.4	—	120.4
Equity share owners’ funds	3,974.4	5,009.2	11.0	7,738.2	(12,758.4)	3,974.4
Total equity	3,974.4	5,009.2	11.0	7,858.6	(12,758.4)	4,094.8

Condensed consolidating balance sheet information (continued)

At 31 December 2006, £m

	WPP Group PLC	WPP 2005 Ltd	WPP Finance (USA) Corporation	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	5,434.5	—	5,434.5
Other	—	—	—	1,115.4	—	1,115.4
Property, plant and equipment	—	7.6	—	407.7	—	415.3
Investment in subsidiaries	4,203.0	6,784.8	—	—	(10,987.8)	—
Interests in associates	—	—	—	411.4	—	411.4
Other investments	—	—	—	136.5	—	136.5
Deferred tax assets	—	—	—	108.9	—	108.9
Trade and other receivables	—	24.8	—	85.5	—	110.3
	4,203.0	6,817.2	—	7,699.9	(10,987.8)	7,732.3
Current assets
Inventory and work in progress	—	—	—	341.5	—	341.5
Corporate income tax recoverable	—	—	—	26.5	—	26.5
Trade and other receivables	1.3	45.2	—	4,885.4	—	4,931.9
Cash and short-term deposits	—	2.0	—	3,828.4	(2,166.7)	1,663.7
	1.3	47.2	—	9,081.8	(2,166.7)	6,963.6
Current Liabilities
Trade and other payables	(6.7)	(56.6)	(2.0)	(6,718.5)	—	(6,783.8)
Corporate income tax payable	—	—	—	(39.6)	—	(39.6)
Bank overdrafts and loans	(764.4)	(2,166.7)	—	(496.2)	2,166.7	(1,260.6)
	(771.1)	(2,223.3)	(2.0)	(7,254.3)	2,166.7	(8,084.0)
Net current assets (liabilities)	(769.8)	(2,176.1)	(2.0)	1,827.5	—	(1,120.4)
Total assets less current liabilities	3,433.2	4,641.1	(2.0)	9,527.4	(10,987.8)	6,611.9
Non-current liabilities
Bonds and bank loans	(402.3)	(447.9)	(51.0)	(316.5)	—	(1,217.7)
Trade and other payables	—	(12.2)	—	(319.7)	—	(331.9)
Corporate income tax liability	—	—	—	(383.7)	—	(383.7)
Deferred tax liabilities	—	(1.4)	—	(466.4)	—	(467.8)
Provisions for post-employment benefits	—	—	—	(187.6)	—	(187.6)
Provisions for liabilities and charges	—	—	—	(104.8)	—	(104.8)
	(402.3)	(461.5)	(51.0)	(1,778.7)	—	(2,693.5)
Net intercompany receivable/(payable)	796.0	23.4	65.1	(884.5)	—	—
Net assets	3,826.9	4,203.0	12.1	6,864.2	(10,987.8)	3,918.4
Attributable to:
Minority interests	—	—	—	91.5	—	91.5
Equity share owners’ funds	3,826.9	4,203.0	12.1	6,772.7	(10,987.8)	3,826.9
Total equity	3,826.9	4,203.0	12.1	6,864.2	(10,987.8)	3,918.4

Exhibit Index

Exhibit No.	Description

2.21	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015.

2.22	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020.

2.23	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.25% bonds due 2016.

4.36	Amendment No. 1, dated July 12, 2007, to Agreement and Plan of Merger, dated as of May 17, 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm.