Form 20-F
period 2008-12-31
WPP plc
filed 2009-05-12
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 0-16350

WPP plc

(Exact Name of Registrant as specified in its charter)

Jersey

(State or other jurisdiction of incorporation or organization)

6 Ely Place

Dublin 2, Ireland

011-353-1-669-0333

(Address and telephone number of Registrant’s principal executive offices)

Andrea Harris, Esq.

Group Chief Counsel

6 Ely Place Dublin 2, Ireland

011-353-1-669-0333

(Name, address and telephone number of agent for service)

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

At December 31, 2008, the number of outstanding ordinary shares was 1,255,343,263 which includes at such date ordinary shares represented by 17,710,111 ADSs.

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

YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES  ☐    NO  ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company (as defined below) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3.D., captioned “Risk Factors,” below, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest communication services businesses in the world. As of 31 December 2008, the Group had over 112,000 employees. For the year ended 31 December 2008, the Group had revenue of approximately £7,477 million and operating profit of approximately £876 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for the three years ended 31 December 2008 and the selected balance sheet data as of December 2008 and 2007 are derived from the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for all periods.

The reporting currency of the Group is the pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2008		2007		2006		2005		2004
	£m		£m		£m		£m		£m
Revenue	7,476.9		6,185.9		5,907.8		5,373.7		4,299.5
Operating profit	876.0		804.7		741.6		652.8		475.5
Profit attributable to equity holders of the parent	439.1		465.9		435.8		363.9		273.0
Earnings per ordinary share:
Basic	38.4	p	39.6	p	36.3	p	30.3	p	24.0	p
Diluted	37.6	p	38.0	p	35.2	p	29.7	p	23.4	p
Earnings per ADS[1]:
Basic	192.0	p	198.0	p	181.5	p	151.5	p	120.0	p
Diluted	188.0	p	190.0	p	176.0	p	148.5	p	117.0	p
Dividends per ordinary share	14.32	p	11.93	p	9.94	p	8.28	p	6.90	p
Dividends per ADS (US dollars)[2]	139.5	c	113.3	c	90.9	c	75.7	c	58.9	c

Selected Consolidated Balance Sheet Data

	As of 31 December
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Total assets	24,463.3	17,252.0	14,695.9	14,389.1	10,689.2
Net assets	5,959.8	4,094.8	3,918.4	3,985.8	3,065.7
Capital stock	125.5	119.2	124.1	125.3	118.5
Number of shares (in millions)	1,255.3	1,191.5	1,240.6	1,252.9	1,185.3

Notes

[1]	Basic and diluted earnings per ADS have been calculated using the same method as earnings per share, multiplied by a factor of five.
[2]

The figures have been translated for convenience purposes only, using the average rate for the year in the exchange rates table on page 3. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

The table on page 3 sets forth the amounts of interim, second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”) or held in book-entry form. The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling, as shown below, for each year presented.

	Pence per ordinary share			US cents per ADS
Year ended 31 December:	First Interim	Second Interim[1]	Total	First Interim	Second Interim[1]	Total
2004	2.50	5.28	7.78	22.91	48.38	71.29
2005	3.00	6.34	9.34	27.28	57.66	84.94
2006	3.60	7.61	11.21	33.18	70.13	103.31
2007	4.32	9.13	13.45	43.24	91.39	134.63
2008	5.19	10.28	15.47	48.07	95.21	143.28

Notes

[1]

Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim dividend for the year ended 31 December 2008 rather than a final dividend as in prior years. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2008.

The 2008 first interim dividend was paid on 10 November 2008 to share owners on the register at 10 October 2008. The 2008 second interim dividend is expected to be paid on 6 July 2009 to share owners on the register at 5 June 2009.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange Limited (“The London Stock Exchange”) and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment. The annual average of the daily Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December was:

Year ended 31 December	Average
2004	1.8326
2005	1.8189
2006	1.8432
2007	2.0019
2008	1.8524

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 30 April 2009, the Bloomberg Closing Mid Point rate was 1.4774.

Month ended	High	Low
30 November 2008	1.6033	1.4670
31 December 2008	1.5469	1.4411
31 January 2009	1.5204	1.3703
28 February 2009	1.4947	1.4218
31 March 2009	1.4719	1.3711
30 April 2009	1.5012	1.4390

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

Global economic risk

The Company is subject to recessionary economic cycles.

The Company’s business is affected by recessionary economic cycles. The current global credit crisis could adversely impact the Company’s business, results of operations, ability to raise appropriate financing and financial condition. Many of the economies in which the Company operates are under significant stress or in recession. The Company cannot predict the duration and severity of this economic downturn in any particular market or globally. These conditions make it difficult for the Company’s clients and the Company to accurately forecast and plan future business activities, and they may result in the Company’s clients reducing or postponing spending on the services the Company offers. A reduction in client spending and a slowdown in client payments could also adversely affect the Company’s working capital. Changes to our debt ratings may affect the Company’s access to debt capital. The Company’s debt issues are rated by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service. The Company’s long term debt is currently rated Baa2 and BBB by the agencies, respectively, and the Company’s short term debt obligations P2 and A3, respectively. The rating agencies have placed the Company’s debt ratings on “negative outlook” which means that, in the event the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur. The interest rates and fees payable on certain of the Company’s revolving credit facilities would be increased and the Company’s access to the bond and commercial paper markets could be impaired if the Company’s long term debt ratings are downgraded.

Client risks

The Company competes for clients in a highly competitive industry, and client loss may reduce market share and decrease profits.

The communications services industry is highly competitive and fragmented. The Company’s principal competitors are other large multinational communications services companies, as well as regional and national advertising and/or marketing services firms and new media companies. In the communications services industry, service agreements with clients are generally terminable by the client upon 90 days’ notice. As such, clients may move their accounts to another agency on relatively short notice. In many cases, a WPP agency represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas, thus enabling the client continually to compare the effectiveness of the WPP agency against other agencies’ work. Many clients do not permit an agency working for them to represent competing accounts or product lines in the same market. A lesser number of companies will not permit any of the agencies owned by a communications service company to work on competing accounts or product lines in any market. These client conflict policies can and sometimes do prevent the Company’s agencies from seeking and winning new clients and assignments. If the Company’s agencies are unable to compete effectively in the markets in which they operate, the Company’s market share and profits may decrease.

The Company receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Company’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Company’s consolidated revenues. The Company’s ten largest clients accounted for approximately 18% of revenues in the year ended 31 December 2008. The Company’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Company’s clients will continue to utilise the Company’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Company’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Company’s prospects, business, financial condition and results of operations.

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

Employee risks

The Company is dependent on its people.

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

International business risks

The Company is exposed to the risks of doing business internationally.

The Company operates in 107 countries throughout the world. The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding:

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets; and

•

conflicts between the intent of various terms of the Company’s client service contracts with global clients and possible interpretations of those terms based on local laws and business practices or changes therein.

The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Currency exchange rate fluctuations could adversely affect the Company’s consolidated results of operations.

The Company’s reporting currency is pounds sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates, since most of its revenues from countries other than the UK are denominated in currencies other than pounds sterling, including US dollars and euros. Changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.

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

Merger and acquisition risks

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

Regulatory and legal risks

The Company may be subject to certain regulations that could restrict the Company’s activities.

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the Company operates have adopted statutes, regulations and rulings that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs, and market research, or otherwise affect the activities of the Company and its clients. For further discussion of such regulations, see the discussion in the Government Regulation section under Item 4B. Changes in tax laws or their application may also adversely affect the Company’s reported results. Although the Company does not expect any existing or proposed regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

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

Civil liabilities or judgments against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.

The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Worldwide, JWT, Y&R, Grey, Bates 141 and the United Network, as well as Media Investment Management companies such as MediaCom, Mediaedge:cia, Mindshare and Maxus. Our other segments are Information, Insight and Consultancy (where our operations are conducted through the Kantar Group, including the TNS Group (“TNS”)), Public Relations and Public Affairs (where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide) and Branding and Identity, Healthcare and Specialist Communications (where our operations are conducted by B to D Group, CommonHealth, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy Healthworld, G2, OgilvyAction, 24/7 Real Media Inc and other companies).

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (“NASDAQ”). At 30 April 2009 the Company had a market capitalisation of £5,856.4 million.

The Company’s executive office is located at 6 Ely Place, Dublin 2, Ireland, Tel: 011-353-1-669-0333 and its registered office is located at 22 Grenville Street, St Helier, Jersey, JE4 8PX.

A. History and Development of the Company

WPP plc was incorporated on 12 September 2008.

On 19 November 2008, under a scheme of arrangement between WPP 2008 Limited (formerly WPP Group plc), (“Old WPP”), the former holding company of the Group, and its share owners under Part 26 of the Companies Act 2006, and as sanctioned by the High Court, all the issued shares in that company were cancelled and the same number of new shares were issued to WPP plc in consideration for the allotment to share owners of one ordinary share in WPP plc for each ordinary share in WPP 2008 Limited held on the record date, 18 November 2008. Citibank, N.A., depositary for the ADSs representing Old WPP ordinary shares, cancelled Old WPP ADSs held in book-entry uncertificated form in the direct registration system maintained by it and issued ADSs representing ordinary shares of the Company in book entry uncertificated form in the direct registration system maintained by it to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive Company ADSs upon surrender of the Old WPP ADRs to the Depositary. Each Old WPP ADS represented five ordinary shares of Old WPP and each Company ADS represents five ordinary shares of the Company.

As part of the scheme of arrangement noted above, 1,252,652,646 ordinary shares were issued at a price of 340.75 pence each. On 24 November 2008 the entire balance standing to the credit of the share premium account was transferred to retained earnings as sanctioned by The Royal Court of Jersey. As a result £4,143.1 million was added to retained earnings for both WPP plc and the Group. For the Company this amount is distributable.

Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), WPP plc succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act.

Old WPP became the holding company of the WPP Group on or about 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganization of its capital and corporate structure. WPP 2005 Limited (formerly WPP Group plc) was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, Cordiant Communications Group plc (“Cordiant”) in 2003, Grey Global Group, Inc. (“Grey”) in 2005, 24/7 Real Media Inc (“TFSM”) in 2007 and TNS in 2008.

In October 2008, the Company completed the acquisition of TNS for total consideration of £1,025.0 million, comprising 80.5 million ordinary shares and £737.0 million in cash (net of cash acquired). TNS is a major information, insight and consultancy group, operating in over 80 countries with almost 17,000 people worldwide.

The Company spent £1,054.0 million (excluding cash and cash equivalents acquired), £744.4 million and £252.5 million for acquisitions and investments in 2008, 2007 and 2006, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £220.6 million, £170.8 million and £184.5 million, respectively, and cash spent on share repurchases and cancellations was £112.2 million, £415.4 million and £257.7 million, respectively.

B. Business Overview

In 2008, revenues increased by almost 21% to £7.5 billion as compared to 2007. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by 2.7%. See Item 5 – Operating and Financial Review and Prospects for the Group’s view on reviewing its businesses on a like-for-like and constant currency basis. Profit before interest and taxation increased in 2008 by 9.0% to £922.0 million but fell by 6% in constant currency, including the effects of £84.1 million and £44.1 million of goodwill impairment charges taken on subsidiaries and associates in 2008 and 2007, respectively and £30.5 million of investment write-downs in 2008. Profit before taxation in 2008 was up 3.8% to £746.8 million as compared to 2007, but declined 13.4% in constant currency, and diluted earnings per share decreased by 1.1% to 37.6p.

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 2,400 offices in 107 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 45% of the Company’s reported revenues in 2008 were from Advertising and Media Investment Management, with the remaining 55% of its revenues being derived from the business segments of Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2008	% of Total in 2008	2007	% of Total in 2007	2006	% of Total in 2006
	(£m)		(£m)		(£m)
Advertising and Media Investment Management	3,329.5	44.5	2,871.3	46.4	2,806.9	47.5
Information, Insight and Consultancy	1,301.8	17.4	905.4	14.6	892.9	15.1
Public Relations and Public Affairs	752.3	10.1	641.4	10.4	595.7	10.1
Branding and Identity, Healthcare and Specialist Communications	2,093.3	28.0	1,767.8	28.6	1,612.3	27.3
TOTAL	7,476.9	100.0	6,185.9	100.0	5,907.8	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2008	% of Total in 2008	2007	% of Total in 2007	2006	% of Total in 2006
	(£m)		(£m)		(£m)
North America	2,603.2	34.8	2,266.7	36.6	2,291.1	38.8
United Kingdom	954.2	12.8	890.3	14.4	856.3	14.5
Continental Europe	2,127.3	28.5	1,657.4	26.8	1,532.9	25.9
Asia Pacific, Latin America, Africa and Middle East	1,792.2	23.9	1,371.5	22.2	1,227.5	20.8
TOTAL	7,476.9	100.0	6,185.9	100.0	5,907.8	100.0

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

The Company’s principal advertising agencies include Ogilvy & Mather Worldwide, JWT, Y&R, Grey, United Network and Bates 141. The Company also owns interests in Asatsu-DK (24.0%); Chime Communications PLC (19.3%); High Co S.A. (33.5%) and GIIR, Inc (20.0%).

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

Y&R. Y&R, a full-service multinational advertising agency network headquartered in New York, was formed in 1923 and is now part of a collaborative, multidisciplinary model under Young & Rubicam Brands. Y&R’s clients also benefit from Y&R’s continued investment in its proprietary brand management tool, BrandAsset® Valuator.

Grey. Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey has offices in approximately 96 countries and was acquired by WPP in March 2005.

United Network. In late 2005, WPP’s Red Cell network was split in two parts, with several of the former Red Cell offices forming the United Network. The group now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber United, Seattle; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

Bates 141 is an Asia-dedicated advertising and brand activation network. In 2008 several acquisitions were made to broaden the company’s geographic coverage in key disciplines.

Media Investment Management

GroupM is WPP’s global media investment management operation, serving as the parent company to agencies including MediaCom, Mediaedge:cia, Mindshare and Maxus. With its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as trading, content creation, sports, digital, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s care and talent resources.

MediaCom. MediaCom became part of GroupM following the Grey acquisition in March 2005 and, as part of WPP, is able to work together with sister media agencies, developing synergies in a number of relevant professional areas.

Mediaedge:cia. Mediaedge:cia was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. In addition to its media planning and implementation capability, Mediaedge:cia has established and is growing its operations in interaction (digital, direct & search), entertainment marketing, sports, sponsorship and event marketing, cause-related marketing, content development, return on investment (“ROI”) and consumer insights, and is now developing a retail marketing practice.

Mindshare. Mindshare was originally formed from the merger of the media departments of JWT and Ogilvy & Mather. Mindshare has made significant investments in developing strategic resources, especially in the areas of communications planning, content, insights, digital and ROI, with its ambition moving from being marketing partners for their clients to being their business partners.

Maxus. Maxus is a global communications consultancy that helps marketers build interactive relationships between consumers and their brands.

Information, Insight and Consultancy

To help optimise its worldwide research offering to clients, the Company’s separate global research and strategic marketing consultancy businesses, which are described below, are managed on a centralised basis under the umbrella of the Kantar Group. In 2009 the Kantar Group announced a major re-organisation to strengthen its position as the world’s leading information, insight and consultancy business and streamline its offer for clients. The re-organisation simplified the Group’s overall offering through a series of structural changes, building on the acquisition of TNS in October 2008. The principal interests comprising the Kantar Group are:

TNS. The TNS Custom business and Research International are being merged in 2009. The new global company is known as TNS. This custom research company specialises in a wide range of business sectors and areas of marketplace information including strategic market studies, brand positioning and equity research, customer satisfaction surveys, product development, international research and advanced modeling.

In addition, following the acquisition of TNS in 2008 four dedicated vertical sector operating units were established using the Kantar name:

•	Kantar Media through the coming together of Kantar Media Intelligence, Kantar Audience Measurement, TGI Global and Kantar Media US.

•	Kantar Healthcare through the coming together of TNS Healthcare, Ziment Group and Mattson Jack Group.

•	Kantar Retail through the coming together of Glendinning, Cannondale Associates, Management Ventures, Retail Forward and Red Dot Square.

•

Kantar Worldpanel a grouping of former TNS Worldpanel companies which will include links with IMRB International, a leading market research business in India and Lightspeed Research which provides online consumer panel access for tracking and ad hoc studies.

Millward Brown. MB is one of the world’s leading companies in advertising research, including pre-testing, tracking and sales modeling, and offers a full range of services to help clients market their brands more effectively.

Public Relations and Public Affairs

Public Relations and Public Affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public Relations and Public Affairs activities include national and international corporate, financial and marketing communications, crisis management, reputation management, public affairs and government lobbying. The Company’s global networks in this area included Burson-Marsteller, Hill & Knowlton, Ogilvy Public Relations Worldwide and Cohn & Wolfe.

Burson-Marsteller. B-M, founded in 1953 and part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. The B-M network includes the businesses of Marsteller, a full service multimedia agency, and public affairs companies, Quinn Gillespie, Dewey Square Group, BKSH and Penn, Schoen & Berland.

Hill & Knowlton. H&K, founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services including corporate and financial public relations, marketing communications, internal communication, change management, crisis communications and public affairs counseling. The Hill & Knowlton network also includes the businesses of Blanc & Otus, H&K’s stand-alone technology company, Timmons and Company, and Wexler & Walker Public Policy Associates.

Ogilvy Public Relations Worldwide. Part of the Ogilvy & Mather worldwide network, OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide.

Cohn & Wolfe. C&W, a Young & Rubicam Brands company, is an international public relations agency established in 1970. It offers marketing-related public relations for its clients and provides its clients with business results and marketing communications solutions. In 2008 Cohn & Wolfe merged with Grey Group’s public relations network, GCI.

Branding and Identity, Healthcare and Specialist Communications

The Company’s activities in this business area include branding and identity; healthcare communications; direct digital, promotional and interactive marketing; and other specialist communications services including custom media, demographic and sector marketing, sports marketing, and media and film production services.

Branding and Identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands company), The Brand Union (formerly Enterprise IG), VBAT, Addison Corporate Marketing, Lambie-Nairn, The Partners (a Young & Rubicam Brands company) and Fitch. The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

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

•

Wunderman, part of Young & Rubicam Brands, an integrated marketing solutions company that delivers customer relationship management services to its clients. Since 2005, Wunderman has acquired several digital companies, including Aqua Online, AGENDA, Blast Radius, ZAAZ, Actis Systems, Kassius and Designkitchen, to enhance its offer to clients.

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

Foodservice marketing

•

The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions. In 2007, the company added a new division, Nutrition and Culinary Consultants (“NCC”) which provides strategic, science-based guidance to the food, beverage and wellness industries.

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

Sports marketing

•

OgilvyAction Sports & Entertainment Marketing is an international sports and entertainment marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European football matches and the sponsorship consultancy of blue-chip clients across various sports. They also launched the Performance joint venture with Mindshare to create a dedicated sports and entertainment sponsorship consultancy.

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

Media & production services

•	Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

•	MRC is a leading independent studio in television, film and digital.

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

WPP Head Office

WPP and its offices in Dublin, London, New York, Hong Kong and Shanghai, develop the professional and financial strategy of the Group, promote operating efficiencies, coordinate cross referrals of clients among the Group companies and monitor the financial performance of its operating companies. The principal activity of the Group is the provision of communications services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways:

•

First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally.

•

Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of the Company’s people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement of information technology; and in knowledge sharing and practice development.

•

And, finally, WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

The parent company operates with a limited group of approximately 300 people.

WPP Strategy

The Group has three strategic priorities:

•

First, our immediate priority is to weather the current financial crisis successfully. Compared with the last downturn, our people are stronger: they are better resourced, motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured.

•

Second, in the medium term, to build upon the successful base we have established with the acquisitions, for example of TNS, Young & Rubicam Brands and Grey. At Grey, the new management structure is now in place and the planned integration is now completed. Grey Advertising still needs to raise its game in terms of revenue growth and Grey Healthcare Group needs to overcome the impact of FDA non-approvals on products that clients have assigned to them. At Young & Rubicam Brands, our plans are also largely implemented, the one remaining task being to continue to strengthen the Y&R advertising agency, although the business is showing increased strength following the change of leadership two years ago.

•

Third, in the long term or over the next five to ten years, to increase the combined geographic share of revenues from the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 27% to one-third; to increase the share of revenues of marketing services from around 62% now (including TNS on a full year basis) to two-thirds; and to increase the share of more measurable marketing services – such as Information, Insight & Consultancy (or consumer insight), and direct, interactive, internet and other digital media – from around 40% of our revenues to 50%.

Corporate Responsibility

The significance of corporate responsibility (“CR”) to the Company’s business continues to increase, notwithstanding the economic downturn. We focus our efforts on the issues we have identified as being most material (relevant and significant) to WPP. We consider five corporate responsibility issues to be of significance to WPP:

•	The social and environmental impact of our work for clients.

•	Marketing ethics, compliance with marketing standards, and protection of personal, consumer and corporate data and increasing transparency about our marketing practices.

•	Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.

•

Social investment, including pro bono work, donations to charity and employee volunteering. In 2008, our total social investment was worth £14.6 million, equivalent to 2% of reported profit before tax. This includes £10.3 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and £4.3 million in donations.

•	Climate change, including the emissions from energy used in our offices and during business travel. We have set a target to reduce our CO2 emissions by 20% by 2010.

Clients

The Group services over 345 of the Fortune Global 500, 29 of the Dow Jones 30, half of the NASDAQ 100, and 33 of the Fortune e-50. Over 700 national or multinational clients are served in three or more disciplines. More than 440 clients are served in four disciplines and these clients account for over 58% of Group revenues. The Group also works with over 310 clients in six or more countries. The Company’s ten largest clients in 2008, measured by revenues, were BAT, Ford, GlaxoSmithKline, IBM, Johnson & Johnson, Kraft Food, Microsoft, Nestlé, Procter & Gamble and Unilever. Together, these clients accounted for approximately 18% of the Company’s revenues in 2008. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2008. The Group’s companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions

In 2008, in addition to the acquisition of TNS, the Company strengthened its position in Advertising and Media Investment Management in the US, the UK, Denmark, France, Italy, the Netherlands, Switzerland, Ukraine, the Middle East, Kenya, Argentina, Brazil, Chile, Guatemala, Australia, New Zealand, China, Singapore and Vietnam; in Information, Insight & Consultancy in the US, the UK, Spain, Brazil and India; in Public Relations & Public Affairs in the UK, China, Korea and India; in direct, internet and interactive in the US, the Czech Republic, Denmark, France, Russia, China, India, Japan and Malaysia; and in Branding & Identity in the Netherlands. Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £989.7 million in 2008.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 2,400 offices in 107 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital promotion and relationship marketing). A listing of the Group brands operating within these business segments as at April 2009 is set forth below.

Advertising	Media Investment Management
ADK[1]	Group M:
Bates 141	Maxus
BrandBuzz[4]	MediaCom
CHI & Partners[1]	Mediaedge:cia
Dentsu Y&R1, 2, 4	Mindshare
Enfatico[4]	Outrider
Grey	Brandamp[2]
HS Ad1	Catalyst
JWT	Other media agencies
Johannes Leonardo[1]	Kinetic Worldwide[2]
Marsteller Advertising[4]	KR Media[1]
Ogilvy & Mather Worldwide
Santo
Scangroup[1]
Soho Square
Tapsa
The Jupiter Drawing Room[1]
United Network
Y&R4

Information, Insight & Consultancy	Public Relations & Public Affairs
The Kantar Group:	BKSH[4]
Added Value	Blanc & Otus
BPRI	Buchanan Communications
Center Partners	Burson-Marsteller[4]
IMRB International	Chime Communications PLC[1]
Kantar Healthcare	Clarion Communications
–TNS Healthcare	Cohn & Wolfe[4]
–Ziment Group	Dewey Square Group
–Mattson Jack Group	Finsbury
Kantar Japan	Hill & Knowlton
Kantar Media	Ogilvy Government Relations
–Kantar Media Intelligence	Ogilvy Public Relations Worldwide
–Kantar Audience Measurement	The PBN Company[1]
–TGI Global	Penn, Schoen & Berland[4]
–Kantar Media US	Public Strategies
Kantar Operations	Quinn Gillespie
Kantar Retail	Robinson Lerer & Montgomery[4]
–Glendinning	Timmons and Company
–Cannondale Associates	Wexler & Walker Public Policy Associates
–Management Ventures
–Retail Forward
–Red Dot Square
Kantar Worldpanel
Lightspeed Research
Millward Brown
The Futures Company
TNS

Other marketing consultancies:
Everystone ohal

Branding & Identity

Addison Corporate Marketing[6]

BDGMcColl

BDGworkfutures

Coley Porter Bell

Dovetail

FITCH[6]

Lambie-Nairn[6]

Landor Associates4, [6]

The Brand Union[6]

The Partners[6]

VBAT[6]

Warwicks

Healthcare Communications

CommonHealth

Feinstein Kean Healthcare

GCI Health

ghg

Ogilvy Healthworld

Sudler & Hennessey[4]

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co

Actis Systems[5]

AGENDA[5]

Aqua Online[5]

Blast Radius[5]

Bridge Worldwide

Brierley & Partners[1]

Designkitchen[5]

Dialogue 141

Digit

EWA

FullSIX[3]

GT4

Grass Roots[1]

G2

    -G2 Branding & Design

    -G2 Interactive

    -G2 Direct & Digital

    -G2 Promotional Marketing

Headcount Worldwide Field Marketing

High Co1

Kassius[5]

KnowledgeBase Marketing[5]

Mando Brand Assurance

Maxx Marketing

OgilvyAction

OgilvyOne Worldwide

OOT[3]

Plano.Trio

RMG Connect

RTC Relationship Marketing[4]

Smollan Group[1]

Studiocom[4]

These Days[5]

VML[4]

Wunderman[4]

ZAAZ[5]

Specialist Communications

Corporate/B2B

Brouillard

Ogilvy Primary Contact

Custom media

Forward

Spafax

Demographic marketing

The Bravo Group[4]

Kang & Lee[4]

MosaicaMD

UniWorld[1]

WINGLATINO[4]

Employer branding/recruitment

JWT Inside

Event/face-to-face marketing

MJM

FITCHLive

Foodservice marketing

The Food Group

Sports marketing

OgilvyAction Sports & Entertainment Marketing

Performance

PRISM Group

Entertainment marketing

Alliance

Youth marketing

The Geppetto Group

Real estate marketing

Pace

Technology marketing

Banner Corporation[4]

Media & production services

The Farm Group

Imagina[3]

Metro Group

MRC[3]

The Weinstein Company[3]

WPP Digital

24/7 Real Media

BLUE

Deliver

iconmobile[1]

Quasar

Schematic

Syzygy[1]

WPP Digital Partner Companies

HDT Holdings Technologies[3]

In Game Ad Interactive[3]

Invidi[3]

JumpTap[3]

LiveWorld[3]

NuConomy[3]

Omniture[3]

Proclivity Systems[3]

Realtime Worlds[3]

SpotRunner[3]

VideoEgg[3]

Visible Technologies[1]

Visible World[3]

WildTangent[3]

Yield Software[3]

WPP Knowledge Communities

The Channel

The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Investment
[4]	A Young & Rubicam Brands Company
[5]	Part of the Wunderman network
[6]	A member of B to D Group

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States owned properties include the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York and 152,000 square foot TNS headquarters located near Toledo, Ohio. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), Asia (India) and in Europe (Spain, France, UK and Italy). In Europe owned properties include the TNS 135,626 square foot office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather	634,300
636 Eleventh Avenue, New York, NY1	Ogilvy & Mather	564,000
777 Third Avenue, New York, NY	Grey Global Group, MediaCom	438,300
200 Fifth Avenue, New York, NY1	Grey Global Group, Cohn & Wolfe	369,000
498 Seventh Avenue, New York, NY	Group M, Mindshare, Maxus	358,000
500/550 Town Center Drive, Dearborn, MI	TeamDetroit, JWT, Ogilvy & Mather, Y&R Advertising, Prism, Burrows, MJM	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	265,800
446 Interpace Pkwy, Parsippany, NJ	CommonHealth	166,400
350 North Orleans, Chicago, IL	Ogilvy & Mather, OgilvyAction, Mindshare, OPR, Kinetic, MBI, MEC, Maxus, MediaCom, G2	162,600
825 Seventh Avenue, New York, NY	Mediaedge:cia	160,000
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather / Mindshare	150,481
58 Jinbao Street, Beijing, China	Ogilvy & Mather, Group M, Oracle Added Value	150,050
989 Changle Road, Shanghai, China	Ogilvy & Mather, JWT, Group M, Hill & Knowlton and The Brand Union	144,600
303 Second Street, San Francisco, CA	Y&R Advertising, Wunderman, Hill & Knowlton, Blanc & Otus, Mindshare, Mediaedge:cia, Burson-Marsteller, Grey Global Group, Bravo, Kantar, JWT, Dynamic Logic	134,500
114 Fifth Avenue, New York, NY	Grey Healthcare, The Brand Union, Added Value	132,800
Ideenbotschaft, Platz der Ideen 1-3, Dusseldorf, Germany	Grey	126,089
233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Landor	122,100
Itatuulenkuja 10, Espoo, Helsinki, Finland	TNS	119,567
138 Av Marx Dormany, Montrouge, Paris, France	TNS	119,157
Derendorfer Allee 10, Dusseldorf, Germany	MediaCom, Group M	116,262
30/32 Bis Rue Guersant, Paris, France	Group M	110,029
160 Bloor Street East, Toronto, ON	JWT, Hill & Knowlton, Mindshare, Mediaedge:cia	106,200
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	103,854
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International, Chicago Focus, Kantar	101,500
27-8 Chamwon-dong Seocho-ku, Seoul, South Korea	Diamond Ad Ltd.	100,300

Notes

[1]	To be occupied in 2009.

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Item 5—Operating and Financial Review and Prospects. As of 31 December 2008, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in the Company’s consolidated financial statements was approximately £358.7 million.

The task of improving property utilisation continues to be a priority for the Group, with a portfolio of approximately 19 million square feet worldwide. Average square foot per head is down 8% from 236 square feet in 2006 to 218 square feet in 2008. In 2008 the Group achieved the medium-term objective of a 7% establishment cost-to-revenue ratio set in 2002, when the same ratio was 8.4%.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2008, under non-cancelable operating leases of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates. The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros.

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

Certain Non GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather should be read in conjunction with the equivalent IFRS measure. These include headline PBIT and headline PBIT margin (headline PBIT as a percent of revenues) on a consolidated basis, free cash flow, and net debt, which we define, explain their use and reconcile to their nearest IFRS measure on pages 23, 31 and 32. In reviewing year on year revenue growth management also uses the measure of like-for-like revenue as discussed on page 25.

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

In 2008, 45% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 55% of its revenues being derived from the remaining three segments.

The Group has established the following financial and strategic objectives:

1.

To continue to raise operating margins to the levels of the best performing competition. An operating margin on a reported basis of 11.7% and 13.0% was achieved in 2008 and 2007, respectively. Management uses headline PBIT to assess the performance of the business. Headline PBIT is equal to profit before interest and taxation, gains and losses on disposal of investments and investment write-downs, goodwill impairment and goodwill write-downs relating to utilisation of pre-acquisition tax losses, amortisation and impairment of acquired intangible assets, share of exceptional gains and losses of associates, and costs incurred in 2008 in changing the Group’s corporate structure. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis;

the presentation of this measure facilitates comparability with other companies who may use similar measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies, and it is useful in connection with discussion with the investment community. A reconciliation of this measure to profit before interest and taxation is provided in note 31 of the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20F. An operating margin measured on this basis of 15.0% has been achieved for two consecutive years.

2.	To continue to increase flexibility in the cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. Peak flexibility historically was in 2000, when variable staff costs made up 6.6% of revenues. At 7.4% in 2007, 7.7% in 2006 and 7.6% in 2005, the Group has once again seen new peaks. The decrease to 6.6% in 2008 illustrates the value of this flexibility as revenue growth started to trail off in the year, yet we were able to maintain a headline operating margin in line with the prior year.

3.	To improve total share owner return by maximising the return on investment on the Company’s free cash flow across the options of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

4.	To continue to enhance the contribution of the parent company and build unique integrated marketing approaches for clients, beyond that of a financial holding company, to add value both to its clients and its people In the areas of human resources, property, procurement, information technology and practice development.

5.	To place greater emphasis on revenue growth through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	To improve further the quality of our creative output by increasing training and development programs, by recruiting external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared under IFRS.

2008 was largely a year of two contrasting halves. A strong first half (although second-quarter growth wobbled a little), and a weaker second half with slowing organic growth, as the impact of the sub-prime and insurance monoline crises, that started towards the end of 2007, was intensified by the collapse, emergency acquisition and restructuring of financial institutions in many parts of the world. The “Beijing bounce”, anticipated in the Group’s budget and reforecasts for the third quarter of 2008, failed to materialise. In the fourth quarter, better than anticipated revenue growth, combined with decisive action to reduce headcount growth, improved relative performance. Headcount fell through a mixture of non-replacement, the attrition rate and increased severance.

Although the US Presidential Election, the Beijing Olympics and the UEFA football championship had the usual positive maxi-quadrennial effect on client spending in 2008, worldwide advertising and marketing expenditures only rose about 2-3% in the year.

Despite the overall slow-down in the industry growth rate, three engines of relative growth remained. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, iconically represented by the BRICs (Brazil, Russia, India and China) and those of the Next 11 markets where we are present (Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, Philippines, South Korea, Turkey and Vietnam), continued to grow faster than last year. As did new media and the application of technology in the form of internet, PC, mobile, video content and social networks, which now account for almost 25% of Group revenues. And finally, as did consumer insight and information, insight and consultancy, which now account for almost 27% of Group revenues.

Segment performance

Management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next and also on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods. The following table reconciles revenue growth for 2008 and 2007 to like-for-like revenue growth for the same periods.

	£m
2006 Revenue	5,908
Impact of exchange rate changes	(207)	(3.5)%
Changes in scope of consolidation	189	3.2%
Like-for-like growth	296	5.0%
2007 Revenue	6,186	4.7%
Impact of exchange rate changes	735	11.9%
Changes in scope of consolidation	390	6.3%
Like-for-like growth	166	2.7%
2008 Revenue	7,477	20.9%

To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment on a reported, constant currency, and like-for-like basis.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2008	2007	2008	2007	2008	2007
North America	14.8	(1.1)	4.6	7.6	(0.3)	3.8
United Kingdom	7.2	4.0	7.2	4.0	2.2	2.1
Continental Europe	28.4	8.1	9.6	7.0	2.3	3.9
Asia Pacific, Latin America, Africa & Middle East	30.7	11.7	16.9	13.7	8.4	10.9
Total Group	20.9	4.7	9.0	8.2	2.7	5.0

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2008	2007	2008	2007	2008	2007
Advertising and Media Investment Management	16.0	2.3	4.4	5.1	3.6	4.5
Information, Insight & Consultancy	43.8	1.4	27.8	4.5	3.0	2.7
Public Relations & Public Affairs	17.3	7.7	6.9	12.6	4.9	8.2
Branding and Identity, Healthcare and Specialist Communications	18.4	9.6	7.6	14.1	0.3	6.1
Total Group	20.9	4.7	9.0	8.2	2.7	5.0

Like-for-like revenue growth was positive across all regions other than North America, which was almost flat.

Asia Pacific, Latin America, Africa and the Middle East continued to be the fastest-growing of the Company’s geographic regions, with Africa and the Middle East being the fastest-growing sub-region. Asia Pacific remained strong across the region, with mainland China up almost 9% and India up 21%, although Japan and Australia were weaker. Continental Europe and the UK, although suffering from the deterioration in economic conditions, both grew over 2% like-for-like. In 2008, Continental Europe remained two-paced, with Western Continental Europe softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant. Of the big five Western European markets, Spain and Italy were weakest, France and Germany were stable and the UK was stronger.

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by segment and geographical area for each of the three years ended 31 December 2008 is presented in note 2 to the Consolidated Financial Statements.

2008 compared with 2007

Revenues—Reported revenues were up 20.9% in 2008 to £7,476.9 million from £6,185.9 million in 2007 reflecting the strength of the euro and US dollar against sterling, as well as the impact of TNS. On a constant currency basis, revenue was up 9.0% and gross margin up 8.2%, with all regions showing revenue growth, as detailed in the table on page 25. In 2008, acquisitions contributed £376.3 million to revenue (including £269.6 million relating to TNS). Acquisitions completed in 2007 contributed £132.2 million to revenue. On a like-for-like basis revenues were up 2.7%. Revenue growth slowed as the year progressed: on a like-for-like basis, growth of 4.8% in the first quarter slowed to 3.8% in the second, 3.0% in the third and then flattened to 0.1% in the final quarter of the year.

Operating costs—Reported operating costs increased by 21.6%. Staff costs in 2008 were up 20.6%. Charges for incentive payments (including the cost of share-based compensation) fell by over 7% to £214 million from £231 million. The Group’s staff cost-to-revenue ratio improved slightly to 58.2% compared with 58.3% in 2007. Part of the Group’s strategy is to continue to ensure that variable staff costs (freelance, consultants and charges for incentive payments) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow downs. In 2007, the ratio of variable staff costs to total staff costs fell marginally by 0.3 percentage points to 12.7% and in 2008 to 11.4%. As a proportion of revenue, variable staff costs were 7.4% in 2007 and 6.6% in 2008. These variable staff costs provide a “shock absorber” to operating margins as revenues come under increasing pressure.

Establishment costs as a proportion of revenues were 7.0% in 2008 compared to 6.9% in 2007.

Goodwill impairment charges of £84.1 million and £44.1 million were recorded in the years ended 31 December 2008 and 2007, respectively. The impairment charges relate to certain under performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. Additionally, in 2008 and 2007, an impairment charge on acquired intangible assets was recorded for £8.4 million and £1.5 million, respectively, resulting from a decline in the value of certain brands and customer relationships held within Branding & Identity, Healthcare and Specialist Communications. Investment write-downs of £30.5 million taken in 2008 mostly related to listed securities. There were no investment write-downs in 2007.

Operating profit—Reported operating profit was up 8.9% to £876.0 million in 2008 from £804.7 million in 2007. Reported operating margins decreased from 13.0% to 11.7%. Reported profit before interest and taxation (“PBIT”) was £922.0 million in 2008, up 9.0% from £846.1 million in 2007. Reported PBIT margins were 12.3% and 13.7% in 2008 and 2007, respectively. PBIT margins were negatively impacted by 2.6% in 2008 and 1.4% in 2007 due to goodwill impairment and other goodwill and investment write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. The impact of profits on disposal of equity investments was immaterial in both 2008 and 2007. Headline PBIT margins remained at 15.0% in 2008. For 2008, the post-acquisition contribution of all acquisitions to the Group’s operating profit was £30.3 million. For 2007, the post-acquisition contribution of acquisitions to the Group’s operating profit was £14.7 million.

The Group has released £23.7 million in 2008 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2007 and £16.8 million in 2007 related to acquisitions completed prior to 2006. Further details of the Group’s approach to acquisition accounting are given in Note 28 to the Consolidated Financial Statements.

Finance income/costs—Finance income increased to £169.6 million in 2008 from £139.4 million in 2007. Finance costs increased to £344.8 million in 2008 from £266.1 million in 2007, therefore, net finance costs increased by £48.5 million, reflecting higher interest rates and increased average net debt due to cash spent on acquisitions, including TNS.

Taxes—The Company’s effective tax rate on reported profits in 2008 was 31.2% compared to 28.4% in 2007. The increase is due to an increase in the charge for impairment of goodwill and intangibles amortization in 2008, a proportion of which is not deductible for taxation purposes.

Profit for the year—PBIT increased by 9.0% from £846.1 million in 2007 to £922.0 million in 2008 on a reported basis but fell by 6% in constant currency, reflecting a combined goodwill and investment write-down of £114.6 million compared to £44.1 million in 2007. Profit before taxation increased by 3.8% from £719.4 million in 2007 to £746.8 million in 2008 on a reported basis but declined by 13.4% in constant currency reflecting increased net finance costs. Profit for the year decreased by 0.2% from £515.1 million in 2007 to £513.9 million in 2008 on a reported basis and by 16.4% in constant currency, reflecting the increased effective tax rate. In 2008, £439.1 million of profit for the year was attributable to equity holders of the parent and £74.8 million attributable to minority interests.

2007 compared with 2006

Revenues—Reported revenues were up 4.7% in 2007 to £6,185.9 million from £5,907.8 million in 2006. On a constant currency basis, revenue was up 8.2% and gross margin up 7.8%, with all regions showing revenue growth. In 2007, acquisitions contributed £132.2 million to revenue. Acquisitions completed in 2006 did not make a material contribution to revenue. On a like-for-like basis revenues were up 5.0% and gross margin was up 5.1%. Like-for-like revenues were up 5.3% in the first half of 2007 and 4.8% in the second half, continuing the strong growth of 5.4% in 2006, with the fourth quarter of 2007 up 4.9%.

Operating costs—Reported operating costs increased by 3.6%. Reported operating costs including direct costs (but excluding goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangibles and investment gains and write-downs) rose in 2007 by 4.2% and by 7.9% in constant currency (over 4.6 % on a like-for-like basis) from the previous year.

Staff costs excluding incentives (which include the costs of share based payments) in 2007 were up 4.6%. Charges for incentive payments (including the cost of share-based compensation) totaled £230.7 million in 2007 (£246.9 million in 2006), down 6.6%, which represents 20.6% (compared with 23.1%, in 2006) of headline PBIT. Before these incentive payments, operating margins remained strong at 18.7%. The reported staff cost to revenue ratio improved 0.5 margin points to 58.3% compared with 58.8% in 2006.

Part of the Group’s strategy is to continue to increase variable staff costs (freelance, consultants and charges for incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow downs. Variable staff costs as a proportion of total staff costs were 12.7% in 2007, a marginal change of 0.3 percentage points from 13.0% in 2006.

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

Operating profit—Reported operating profit was up 8.5% to £804.7 million in 2007 from £741.6 million in 2006. Reported operating margins increased from 12.6% to 13.0%. PBIT was £846.1 million in 2007, up 8.1% from £782.7 million in 2006. Reported operating margins, including income from associates, were 13.7% and 13.2% in 2007 and 2006, respectively. While margins improved overall they were negatively impacted by 1.4% in 2007 and 1.5% in 2006 due to goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. The impact of profits on disposal of equity investments was immaterial in both 2007 and 2006. Headline PBIT margins increased to 15.0% in 2007 from 14.5% in 2006. For 2007, the post-acquisition contribution of all acquisitions to the Group’s operating profit was £14.7 million. For 2006, the post-acquisition contribution of acquisitions to the Group’s operating profit was not material.

The Group released £16.8 million in 2007 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2006 and £10.6 million in 2006 related to acquisitions completed prior to 2005. Further details of the Group’s approach to acquisition accounting are given in Note 28 to the Consolidated Financial Statements.

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

The Company spent £1,054.0 million (excluding cash and cash equivalents acquired) and £744.4 million for acquisitions and investments in 2008 and 2007, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £220.6 million and £170.8 million, respectively, and cash spent on share repurchases and buy-backs was £112.2 million and £415.4 million, respectively.

There are broadly three alternative uses of funds: capital expenditure, which usually approximates depreciation cost, mergers and acquisitions, which have historically taken the lion’s share of free cash flow, and dividends and share buy backs. In 2007 the Company boosted the target level of the share buy-back program from 2-3% of the outstanding share capital to 4-5%, spending over £400 million in that year on buy-backs. In the first half of 2008, the Company bought back almost 19 million shares, equivalent to 1.6% of share capital, at a cost of £112 million, but then withdrew from the market during the TNS bid process. For the two years following the acquisition of TNS, we will limit our share buy-back program to a target of 1% of share capital per annum and dividend growth at 15% per annum, subject to review by the Board. We expect these actions, together with a reduced level of acquisition spend (targeted at £100 million per annum), to generate surplus cash and a reduction in borrowing levels. The Board has decided to increase the second interim dividend to 10.28p per share, increasing the full-year dividend 15% to 15.47p per share for 2008.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2008, billings were £36.9 billion, or 4.9 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

US Commercial Paper Program—The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility described below as a backstop. The Group’s borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding during the year was $10 million at an average interest rate of 2.83% inclusive of margin. There was no US Commercial Paper outstanding at 31 December 2008.

US$ bonds—The Group has in issue $650 million of 5.875% bonds due June 2014. During the year, the Group repaid $100 million of 6.875% bonds on their due date of July 2008.

Eurobonds—In May 2008, the Group issued €750 million of 6.625% bonds due May 2016. The Group has in issue €600 million of 4.375% bonds due December 2013 and €500 million of 5.25% bonds due January 2015. During the year, the Group repaid €650 million of 6.0% bonds on their due date of June 2008.

Sterling bonds—The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities—The Group has a $1.6 billion seven year Revolving Credit Facility due August 2012. During the year, £1,250 million was raised from the Group’s bankers to assist in the acquisition of TNS. This amount is made up of a £650 million term facility with a final maturity date of July 2010 and a £600 million amortising Revolving Credit Facility maturing in July 2011. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged $774 million in 2008. The Group had available undrawn committed credit facilities of £1,074 million at December 2008 (2007: £759 million).

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

Convertible bonds—In March 2005, with the purchase of Grey Global Group Inc, the Group acquired $150 million of 5% convertible debentures due 2033. Each debenture holder had the right to require Grey and WPP (as co-obligor) to repurchase on each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest. This right was exercised during 2008 and all of the debentures were subsequently repurchased.

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

With the acquisition of TNS in October 2008 the Group took on $103 million of 6.34% Senior Notes, $62 million of 6.46% Senior Notes, $10 million of floating rate Senior Notes, $20 million of floating rate Guaranteed Senior Notes, €20 million of floating rate Senior Notes and £25 million of

6.51% Senior Notes which were all repaid in January 2009. With the acquisition of TNS, the Group also took on $30 million of 6.22% Senior Notes due July 2012 and $25 million of 6.34% Senior Notes due July 2014.

As at 31 December 2008, the Group’s net debt was £3,068 million, up £1,782 million from £1,286 million in 2007. Net debt averaged £2,206 million in 2008, against £1,458 million in 2007 (up £614 million from £1,592 million at 2008 exchange rates) reflecting the net acquisition cost of TNS and other, smaller acquisitions.

It is expected that in May 2009 the Group will issue £450 million of 5.75% convertible bonds due May 2014. The conversion price has been set at 600 pence per share. The net proceeds of the offering will be used to pay debt drawn under the £650 million term facility discussed on page 30. These securities will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements.

In 2008, operating cash flow before movements in working capital and provisions was £1,304.3 million, net cash inflow from operating activities was £922.7 million after movements in working capital provisions of £109.3 million, tax paid £182.5 million, interest and similar charges paid, interest received and investment income of £134.4 million and dividends from associates of £44.6 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £777 million. This free cash flow was absorbed by £1,049 million in net acquisition payments and investments, share repurchases and cancellations of £112 million and dividends of £162 million. This resulted in a net outflow of £546 million.

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

A tabular reconciliation of free cash flow is shown below.

	2008 £m	2007 £m	2006 £m
Net cash inflow from operating activities	922.7	891.3	661.4
Issue of shares	10.6	34.8	70.9
Proceeds on disposal of treasury shares	6.9	—	—
Proceeds on disposal of property, plant and equipment	11.5	8.3	22.4
Movements in working capital and provisions	109.3	(25.4)	171.1
Purchases of property, plant and equipment	(196.8)	(151.1)	(167.8)
Purchase of other intangible assets (including capitalised computer software)	(23.8)	(19.7)	(16.7)
Dividends paid to minority shareholders in subsidiary undertakings	(63.5)	(38.9)	(28.8)
Free cash flow	776.9	699.3	712.5

Because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others, though our cash resources could be used to repay the debt concerned, management believes that net debt is an appropriate and meaningful measure of the debt levels within the Group. We similarly believe average net debt to be a more accurate reflection of the amount of debt the Group has supporting its activities through the year.

The following table is an analysis of net debt.

	2008 £m	2007 £m	2006 £m
Debt financing	(5,640.1)	(3,325.9)	(2,478.3)
Cash and short-term deposits	2,572.5	2,040.2	1,663.7
Net debt	(3,067.6)	(1,285.7)	(814.6)

As at 31 December 2008, the Company’s credit rating was “BBB” (S&P) and “Baa2” (Moody’s). The rating agencies have placed the Company’s debt ratings on “negative outlook” which means that, in the event the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur.

The Company’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

As part of the scheme of arrangement on 19 November 2008, 1,252,652,646 ordinary shares were issued at a price of 340.75 pence each. On 24 November 2008 the entire balance standing to the credit of the share premium account was transferred to retained earnings as sanctioned by The Royal Court of Jersey. As a result £4,143.1 million was added to retained earnings for both WPP plc and the Group. For the Company this amount is distributable.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The discussion below and in the rest of this Item 5 includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” elsewhere in this annual report.

As the first year of the quadrennial cycle, there are no mini- or maxi-quadrennial events in 2009 to boost client spending. It is true that 2009 was always likely to be a weaker year, but the unprecedented current financial crisis has triggered a vicious recession across the globe.

In the first quarter of 2009, reported revenues rose by 35.9% to £2.117 billion. Revenues in constant currency were up 11.1%, reflecting the weakness of the pound sterling against the US dollar and euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were down 5.8%. This reflected cuts in client spending in reaction to the global financial and economic crisis, essentially after both the sub-prime crisis and the collapse of Lehman Brothers in September, as de-stocking followed declines in consumer spending.

The first quarter results reflect the acquisition of Taylor Nelson Sofres plc (“TNS”), which was completed on 29 October 2008. Although, the final quarter of 2008 and especially December, with flat Group revenues, were better than expected, the first three months of 2009 were markedly different, although the rate of decline eased in March, perhaps reflecting some stabilisation or maybe re-stocking of inventories.

In the first quarter the economic pressure, both in terms of constant currency revenue growth and like-for-like revenue growth, was most keenly felt in the United States, with the United Kingdom less affected and Asia Pacific, Latin America, Africa and the Middle East least affected. Despite the overall position, some parts of the world showed some resilience, with Latin America, Africa and Eastern Continental Europe still showing like-for-like growth. Some countries were particularly affected such as Spain, Italy and Denmark, but others such as Russia and Poland continued to grow. In Asia Pacific, Australia and New Zealand, Japan, Singapore and South Korea were difficult, but Mainland China and India still showed some like-for-like growth. In Latin America, Brazil, Argentina, Mexico and Colombia, all showed like-for-like growth. By communications services sector, advertising and media investment management was least affected on a like-for-like basis, with public affairs and public relations and information, insight and consultancy a little more affected. Branding and identity, healthcare and specialist communications (including direct, internet and interactive) were most affected. Cyclical and structural pressure on traditional media in the developed countries continued, whilst digital media grew faster, although at lower rates. Public relations and public affairs continued to benefit from new media and polling research, although for the first quarter, for some time, less so. The Company’s specialist communications businesses in the United States and Western Europe continued to be impacted by the recession although healthcare showed some improvement, driven by account consolidation new business success.

The Group continues to benefit from consolidation trends in the industry, winning several assignments from existing and new clients. The general economic situation is encouraging a significant number of account reviews, consolidations and new business opportunities, particularly in media investment management.

In the first quarter, although revenue was below budget, operating margins were ahead of budget and revenue shortfalls were offset by operating cost reductions. Operating margins were down against last year, partly due to severance costs as headcount was reduced in line with the fall in revenues.

The Company is in the process of reviewing its quarter one revised forecasts, but indications are that like-for-like revenues will be below budget, closer to recent industry forecasts of mid-single digit declines, reflecting continued pressure in most regions, but most significantly in the United States, Western Continental Europe and parts of Asia Pacific, like Japan and Australia. Given the first quarter overall performance and the preliminary quarter one forecast for the year, it will be difficult to maintain operating margins at the level achieved in 2008, after adjusting for TNS.

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2008, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2009	2010	2011	2012	2013	Beyond 2013
Contractual obligations:
Long-term debt[1]
Eurobonds	1,771.7	—	—	—	—	574.6	1,197.1
Sterling bonds	600.0	—	—	—	—	—	600.0
USA bonds	446.0	—	—	—	—	—	446.0
Other	1,489.0	385.7	850.0	200.0	53.3	—	—
Subtotal	4,306.7	385.7	850.0	200.0	53.3	574.6	2,243.1
Interest payable	1,225.5	184.0	223.9	169.1	163.3	160.8	324.4
Operating leases	2,433.3	335.0	304.0	253.0	222.4	188.0	1,130.9
Capital commitments[2]	154.9	153.5	1.4	—	—	—	—
Investment commitments[2]	32.4	32.4	—	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	498.1	157.3	137.4	112.0	58.3	33.1	—
Total	8,650.9	1,247.9	1,516.7	734.1	497.3	956.5	3,698.4

Notes

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2008 of £1,254.4 million. The Group’s net debt at 31 December 2008 was £3,067.6 million and is analysed on page 32.
[2]

Capital commitments include commitments contracted, but not provided for in respect of property, plant and equipment. Investment commitments include commitments contracted, but not provided for in respect of interests in associates and other investments.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which we expect to fully eliminate the deficit for funded schemes by 31 December 2010. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2008 amounted to £44.2 million (2007: £47.0 million, 2006: £48.6 million). Employer contributions and benefit payments in 2009 are expected to be in the range of £63 million to £90 million depending on the performance of the assets. Projections for years after 2009 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Property Costs

Our future priority in managing the property portfolio of approximately 19 million sq ft worldwide is to ensure growth in additional square footage is far less than the growth in revenues and headcount. In the short term our objectives will be to manage our lease expiries so that we can reduce our portfolio in line with any short-term reductions in headcount and revenue.

Inflation

As in 2007, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the year or financial position as at 31 December 2008.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with IFRS. A summary of the Group’s principal accounting policies are described in the Accounting Policies section of the Consolidated Financial Statements, entitled “Accounting Policies”. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgments and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our financial statements and notes thereto.

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

•

After the projection period, an assumed annual long-term growth rate not exceeding long-term average growth rates for the industry, with no improvements in operating margins. An annual growth rate of 3.0% and a pre-tax discount rate of 11.5% have been assumed.

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

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2008 operating profit includes credits totaling £23.7 million (2007: £16.8 million, 2006: £10.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2007.

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

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

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

Pension costs

Pension costs are accounted for in accordance with IAS 19, “Employee Benefits” under IFRS. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2008.

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

The Group’s pension deficit was £268.7 million as at 31 December 2008, compared to £133.6 million as at 31 December 2007. The pension deficit is primarily due to a decrease in pension scheme asset values in 2008 and reflects the deterioration in the global economic environment during the year and the effect of foreign exchange rates.

There are a number of areas in the pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

Most of the Group’s pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets decreased from 5.8% as at 31 December 2007 to 5.7% as at 31 December 2008, and in North America, the forecasted weighted average return decreased from 6.7% to 6.6%, broadly in line with the yields available in both markets.

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

At 31 December 2008, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Europe	Asia Pacific
Current pensioners – male	20.0	19.0	22.3	18.4	19.3
Current pensioners – female	22.2	21.0	23.7	21.9	24.7
Future pensioners (current age 45) – male	21.3	19.8	23.5	20.7	21.4
Future pensioners (current age 45) – female	23.2	21.5	25.0	23.7	28.2

In the determination of mortality assumptions, management use the most up-to-date mortality tables available in each country and consistently allows for expected generational improvement.

For a 0.25% increase or decrease in the discount rate at 31 December 2008, the 2009 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2008 pension deficit would be a decrease or increase, respectively, of approximately £22.5 million.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which our objective is to fully eliminate the deficit for funded schemes by 31 December 2010. Employer contributions and benefit payments in 2009 are expected to be in the range of £63 million to £90 million depending on the performance of the assets.

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. Gross unrecognised assets under IFRS were £3,796.6 million in 2008.

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

New IFRS Accounting Pronouncements

The following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRIC 13 Customer Loyalty;

IFRIC 16 Hedges of a Net Investment in a Foreign Operation;

IFRIC 17 Distributions of Non-cash Assets to Owners;

IFRIC 18 Transfers of Assets from Customers;

IFRS 1 (amended)/IAS 27 (amended): Cost of an Investment in a Subsidiary, Jointly Controlled Entity or associate;

IFRS 2 (amended): Share-Based Payment-Vesting Conditions and Cancellations;

IFRS 8 Operating Segments;

IAS 1 (revised) Presentation of Financial Statements;

IAS 23 (revised) Borrowing Costs; and

IAS 32 (amended)/IAS 1 (amended): Puttable Financial Instruments and Obligations arising on Liquidation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2009.

In addition, IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements become effective for the Group in the year ending 31 December 2010. The revisions to these standards will apply to business combinations completed after 1 January 2010. The main changes under the revised standards are: all acquisition-related costs must be recognised as an expense in the period; contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events (such as changes in estimates of earnout consideration) must be recognised as a gain or loss in the income statement; equity interests held prior to control being obtained must be re-measured to fair value at the acquisition date, with any gain or loss recognised in the income statement; increases in ownership interest in a subsidiary that do not result in a change of control are treated as transactions among equity holders and are reported within equity. No gain or loss is recognised on such transactions and goodwill is not re-measured.

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

In the current year, the following interpretations issued became effective:

IFRIC 11: IFRS 2 – Group and Treasury Share Transactions; and

IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction.

The adoption of these interpretations has not led to any changes in the Group’s accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 14 April 2009 are as follows:

Philip Lader, age 63: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a member of the council of Lloyd’s (insurance market) a director of RAND, Marathon Oil, Rusal, AES Corporation and Songbird Estates plc (Canary Wharf), a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 64: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One.

Paul Richardson, age 51: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and corporate responsibility. He is also the Country Manager for Italy. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group.

Mark Read, age 42: Strategy director and CEO, WPP Digital. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and is also CEO of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 54: Non-executive director. Colin Day was appointed a director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000 and became a non-executive director of Cadbury plc in December 2008. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Imperial Tobacco plc until February 2007 and of easyJet plc until September 2005.

Esther Dyson, age 57: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name of EDventure. She has been highly influential for the past 20 years on the basis of her insights into online/information technology markets and their social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo! and of Medstory to Microsoft. She sits on the boards of non-listed start-ups including 23andMe (US), Airship Ventures (US), Evernote (US), Boxbe (US), Eventful.com (US), Meetup Inc. (US), NewspaperDirect (Canada), CVO Group (Hungary), Voxiva (US) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government.

Orit Gadiesh, age 58: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France, as well as a member of the Foundation Board for the World Economic Forum, and the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships and a member of the Business Committee of the Metropolitan Museum of Art, New York.

Stanley (Bud) Morten, age 65: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements and is one of the five public members of the Investment Advisory Council of the State of Connecticut. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005. He is also a non-executive director of The Motley Fool, Inc., a private company.

Koichiro Naganuma, age 64: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is president and group chief executive officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK chairman Masao Inagaki on the Board. ADK is Japan’s third largest advertising and communications company, and ninth largest in the world.

Lubna Olayan, age 53: Non-executive director. Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairman and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. Ms Olayan is a Board Member of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She is on the International Advisory Board of the Council on Foreign Relations, a member of the Board of Directors of INSEAD and a member of the Board of Trustees of Cornell University and KAUST (King Abdullah University of Science & Technology). Ms Olayan joined the International Advisory Board of Rolls-Royce in October 2006.

John Quelch, age 57: Non-executive director. John Quelch was appointed a director in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Inverness Medical Innovations, Inc. and Pepsi Bottling Group Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Jeffrey A. Rosen, age 61: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver, Age 49: Non-executive director. Tim Shriver was appointed a director in August 2007. He is Chairman and CEO of Special Olympics, serving over three million Special Olympic athletes and their families in 180 countries. In recent years, he has produced films for Disney, Dream Works, Fox Searchlight and Hallmark Hall of Fame. Since January 2007 he has been writing a column for The Washington Post/Newsweek.com. He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of Malaria No More, Neogenix Oncology and he is the founder and President of the Center for Interface Action on Global Poverty. He serves on the advisory committee of Main Street Advisors and Leeds Equity.

Paul Spencer, age 59: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He served as UK chief executive of Royal & Sun Alliance PLC between 1999 and 2002 and the chairman of State Street Managed Pension Funds Ltd. He is also chairman of the Association of Corporate Treasurers’ Advisory Board, NS&I (National Savings), the UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of TR Property Investment Trust plc and Nipponkoa Insurance (Europe) Limited and Independent Trustee of the Rolls Royce Group and BAT Group pension funds. Paul is a governor of Motability, a UK charity for the disabled.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Review of compensation

The work of the Compensation Committee in 2008 took place against a background of increasingly challenging business conditions in the economy as a whole and for the marketing services industry. In this environment, the committee maintained its focus on ensuring that the Company’s compensation policies at all levels were aligned to share owner interests, were fair to the Company’s employees, and enabled the Company (in a continuing competitive market for talent) to retain, incentivise, and recruit the talented people who are vital to the Company’s success.

The compensation committee’s work during 2008 included:

•	a review of the total compensation packages of the Group’s most senior executives relative to marketplace benchmarks to ensure competitiveness;

•	a review of the total compensation packages of both Paul Richardson and Mark Read;

•	a full review of the effectiveness and operation of all of WPP’s share incentive plans;

•

the approval of all incentives (including the Renewed Leadership Equity Acquisition Plan (“Renewed LEAP”)), payable in cash and in shares, for senior executives throughout the Group and setting appropriate targets for the Group chief executive and other executive directors;

•

consideration of the design details for LEAP III – the incentive plan that, with share owner approval probably at the Annual General Meeting (“AGM”), would replace Renewed LEAP following its expiry in 2009; and

•	a review of the fees for the chairman (in his absence), for the chief executive (in his absence), and a recommendation to the Board as to the fees for the non-executive directors.

The link between compensation and business objectives

All executive compensation at WPP is governed by three guiding principles:

•	the need to be competitive;

•	being performance-driven; and

•	alignment to share owner interests.

These three principles are themselves derived from our mission statement: To develop and manage talent; to apply that talent, throughout the world, for the benefit of clients; to do so in partnership; to do so with profit, and from our six business objectives (see pages 23 and 24).

WPP competes on the basis of its intellectual capital. This intellectual capital is created entirely by its people, and the committee endeavours to strike the right balance of fairness for both employees and share owners. For this reason, compensation plans are designed to be competitive, performance-driven and aligned to share owner interests.

The committee regularly reviews fixed and variable compensation against appropriate benchmarks. In 2008 the proportion of total compensation that was variable for Sir Martin Sorrell, Paul Richardson and Mark Read was 69.8%, 68.5% and 64.7%, respectively.

WPP is committed to aligning executive performance and reward with share owner interests. From a compensation perspective, this is encouraged in a number of ways:

•	Total Shareholder Return (“TSR”) is the sole performance target for both Renewed LEAP and LEAP III (to be proposed to share owners);

•	share ownership is encouraged for the WPP Leaders (approximately the top 200 executives), all of whom have ownership goals of 40,000 ordinary shares;

•	all employees are given a share focus through the use of the Worldwide Ownership Plan; and

•	almost 50% of the compensation package of executive directors is paid in the form of shares (the value of ESA and expected value of Renewed LEAP).

Key elements of short- and long-term remuneration

The principal elements of WPP executive remuneration currently comprise the following:

•	base salaries and fees (fixed);

•	short-term incentives paid in both cash and shares which vest in the medium-term of two years (variable); and

•	long-term incentives paid in shares (variable, and in certain instances, subject to both co-investment and performance conditions).

Pension contributions, life assurance, health and disability, and other benefits are also provided.

Base salary and fees

	Current salary and fees		Effective date
Sir Martin Sorrell	£1,000,000		1 Jan 2007
Paul Richardson	$830,000 and	£100,000	1 Jul 2008
Mark Read	£325,000		1 Jan 2009

Fees are paid to executive directors in respect of their directorships of WPP plc. Base salaries and fees for the senior people at WPP are normally reviewed every 24 months. When salaries are reviewed this is done so within the context of:

•	total compensation;

•	the current mix of fixed and variable compensation;

•	the performance of the relevant business unit;

•	pay and employment conditions elsewhere in the Group; and

•	general market conditions.

In determining suitable benchmarks the committee looks at similar roles in competitor organisations and, if appropriate, general industry data for organisations of comparable size and complexity.

Sir Martin Sorrell’s base salary was last increased on 1 January 2007 (and prior to that on 1 September 1999). Although he was due a review in 2008, he informed the committee that an increase would not be appropriate in light of current business conditions. His compensation package therefore remains unchanged.

As reported last year, Paul Richardson’s base salary was reviewed during 2007 and an increase from £450,000 to £500,000 effective 1 July 2007 was approved. This was over four years from his previous increase. It was also agreed that an additional increase of £50,000 would be considered effective 1 July 2008 depending on a further review at that time. The committee considered that the revised base salary of £550,000 appropriately positioned him relative to both the FTSE 100 and WPP’s closest industry competitors. Since December 2008, Mr Richardson has been entitled to annual fees of £100,000 in respect of his directorship of WPP plc, and his base salary became £450,000 at that time. Effective 1 January 2009, the committee changed Mr Richardson’s base salary to $830,000 as Mr Richardson is now based in the US; his £100,000 fee remains unchanged. This change was designed to protect Mr Richardson from the exchange rate variations that have been very volatile. His base salary was calculated using an exchange rate of $1.85 to £1 (which was the exchange rate used by the Company for the purposes of its accounts during 2008) and subsequently cross-checked against appropriate US benchmarks to ensure that it did not result in his remuneration exceeding those benchmarks. Mr Richardson’s next regular review will not be before July 2010.

Mark Read’s base salary was last increased on 1 January 2007. As with Sir Martin Sorrell and Paul Richardson, Mark Read became entitled to fees of £100,000 in respect of his directorship of WPP plc. His base salary at that time became £175,000. When reviewing his compensation the committee felt that his base salary and fees were considerably below the median for his role and position as a director of the company. Since his appointment to the Board in 2005, Mr Read had grown substantially both in experience and in strategic importance. It was therefore felt that an increase in his base salary from £175,000 to £225,000 was justified. The implementation of this increase was, however, deferred until 1 January 2009. The £100,000 fee remains unchanged.

Salary increases throughout the Group in 2009 will be authorised on a performance and competitive basis.

Retirement benefits

All pension benefits for the Company’s executive directors are currently on a defined contribution basis and only the aggregate of base salary and fees is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set on page 51.

The form and level of Company-sponsored retirement programs vary depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

Short-term incentives

Each year WPP sets challenging financial performance conditions for each operating company. Performance against these targets determines the size, if any, of the incentive pool for that unit. In aggregate, incentive payments in 2008 were down compared with 2007. This trend was also reflected in the bonuses paid to executive directors.

Individual targets (both financial and strategic) for the operating company CEOs are also set by WPP and in turn, these CEOs set similar targets for their direct reports. Payment is in the form of both cash bonuses and Performance Share Awards (“PSA”) which vest a further two years after grant.

In a similar way, the Compensation Committee sets objectives for Sir Martin Sorrell and the other executive directors. The extent to which these objectives are met will determine the size of both the annual cash bonus (the Short Term Incentive Plan, or “STIP”) and the Executive Share Award (“ESA”), the portion of the annual bonus paid in shares which vest a further two years after grant.

Consistent with previous years, for 2008 each director was measured in the three areas shown below:

•	Group financial objectives

Determined at the start of each year; examples of measure include margin improvement and operating profit growth.

•	Individual strategic objectives

Determined at the start of each year; examples of measure include relative financial performance, advancing CSR strategy and improving back office synergies.

•	Key business objectives

Determined at the end of each year; examples of measure include improving creative reputation and developing digital strategy.

Each of these three elements is equally weighted for cash bonus purposes (i.e. one third of the bonus is payable for the achievement of each objective). Except for the Group financial objectives, the exact measures differ by each individual executive director.

No changes were made in 2008 to the levels of short-term incentive payouts for achieving either target or maximum performance.

After considering each of these areas and the respective measures for each executive, the committee assessed the following levels of performance against target bonus payable in cash (shown as a percentage of target bonus):

	Group financial objectives		Individual strategic objectives		Key business objectives
	% of target	Cash amount £000	% of target	Cash amount £000	% of target	Cash amount £000
Sir Martin Sorrell	75%	250	120%	400	180%	600
Paul Richardson	75%	110	100%	147	125%	183
Mark Read	75%	34	150%	69	150%	69

This resulted in the following bonus payments in respect of 2008, shown as a percentage of salary:

	Bonus percentage paid in cash			Bonus percentage paid in shares (ESA)
	Target	Max	Actual	Target	Max	Actual
Sir Martin Sorrell	100	200	125	67	100	75
Paul Richardson	80	120	80	100	133	100
Mark Read	50	75	62.5	67	100	83.5

In some countries an opportunity exists to defer part of the annual bonus for four years in the form of WPP shares. At the end of the deferral period a 25% match is applied to the original shares subject to continuous employment. No executive director participated in this plan in relation to the bonus paid for 2008.

Long-term incentives

During the year the committee reviewed the operation and effectiveness of all share-based plans including ESAs and PSAs. A similar review had previously taken place in 2005 which led to significant changes in the design of the incentive plans. In contrast this review found that the current plans were:

•	effective in their operation;

•	valued by participants, particularly for their simplicity;

•	competitive within the marketplace; and

•	aligned to the overall business objectives of the Company.

No major structural adjustments were therefore felt necessary at this time although the committee will continue to keep this under review.

As part of the Group reorganisation completed in November 2008, a new Executive Stock Option Plan and a new Worldwide Ownership Plan were adopted to replace the earlier versions of these plans, under which new awards could not be granted after the reorganisation.

Renewed Leadership Equity Acquisition Plan

2008 was the fifth year of operation for Renewed LEAP and awards were once again granted to the Group’s key executives. Details of these awards can be found in the table on page 52.

Under Renewed LEAP, which was approved by share owners in 2004, participants have to commit and retain WPP shares (investment shares) in order to have the opportunity to earn additional WPP shares (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company’s TSR performance measured over five years (four years in the case of awards made in 2004).

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

The first award cycle for the 2004 to 2007 performance period vested at the start of 2008. Details of the payout can be found in the table on page 52. However, it should be noted that, although the result of the TSR calculation indicated a vesting level of 3.27 matching shares, after the operation of the fairness review there was a net reduction of 0.67 such that the final number of matching shares awarded was 2.60. These figures take into account the impact of both the bid premium contained in two of the comparator companies and the large currency swings over the performance period.

The second award cycle for the 2005 to 2009 performance period vests at the start of 2010.

Restricted Stock Plan

Other than to satisfy awards under the short-term plans (ESA and PSA), the principal use of the Restricted Stock Plan is for awards under the WPP Leaders and WPP Partners programs. These programs are used to further align the interests of about 1,100 of our key executives with the interests of share owners.

In both programs awards are made to participants that vest three years after grant provided the participant is still employed within the Group. Some executives at the head office participate in these programs but no awards are made to executive directors.

Executive Stock Option Plan

In order to attract or retain key talent it is sometimes necessary to make special grants of options. Only 15 grants were made in 2008 and none of these were to executive directors.

Worldwide Ownership Plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly owned subsidiaries. As at 31 December 2008 options under this plan had been granted to approximately 72,000 employees over 34 million ordinary shares. Any executive who participates in one of the other share plans described above does not receive grants in this plan.

Share incentive dilution

The dilution, as at 14 April 2009, was 5.4% (2007: 5.7%, 2006: 6.6%). It is intended that Renewed LEAP awards, the ESAs, the PSAs and Restricted Stock Plan awards will all be satisfied with purchased shares held either in the employee share ownership plans (ESOPs) or in Treasury.

Key elements of short- and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of control
Short-term
Base salary	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels
are determined
by taking a
number of
relevant factors
into account,
including
individual and
business unit
performance,
level of
experience,
scope of
responsibility
and the
competitiveness
of total
				remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non- financial) at the individual and business unit level.	The cash bonuses of executive directors do not crystallise on a change of control.
Performance share awards	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non- financial) at operating company level. Further two- year retention period.	See note below for Restricted Stock Plan.
Executive share awards	To incentivise delivery of value and to align with interests of share owners.	Key head office executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two- year retention period.	See note below for Restricted Stock Plan.

	Objective	Participation	Performance period	Conditions	Change of control

Long-term
Renewed LEAP	To incentivise long-term performance by comparing WPP’s TSR against the TSR of key comparators and to maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years	Relative TSR performance against a group of key communication services comparator companies, subject to a fairness review by the Compensation Committee.	On a change of control, the investment period for all outstanding awards ends, the number of vesting shares are determined at that date and any other rights cease. The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior executives of the head office.	n/a	Typically three-year retention period.

The vesting period for all outstanding awards is deemed to end.

The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards or that outstanding awards are unaffected by the change of control.

Executive Stock Option Plan	To provide a tool to promote retention and recruitment.	Occasional use only to deal with special situations.	3 years	Conditions, if any, are determined at the time of grant of the award.	The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.
Worldwide Ownership Plan	To develop a stronger ownership culture.	Employees with at least two years’ employment. Not offered to those participating in other share programs or to executive directors.	n/a	Three-year vesting period.	The number of shares or ADRs is pro-rated down in accordance with the change of control date. The Compensation Committee may determine that outstanding awards are unaffected by the change of control.

Directors’ remuneration

For the fiscal year ended 31 December 2008 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £7,240,527. Such compensation was primarily paid by WPP and its subsidiaries in the form of salaries, performance-related bonuses and a deferred share award. The sum of £654,000 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ emoluments

The value of salary and fees, benefits, annual incentives paid both in cash (STIP) and shares (ESA) and pension contributions for the year ending 31 December 2008 are set out in the table below. The table also shows comparative numbers for 2007. In the case of STIP and ESA, the figures shown are the value of the awards in respect of the year in question but received in the following year. Benefits include such items as healthcare, life assurance and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2008 have been converted into sterling at $1.8524 to £1 ($2.0019 for 2007). No compensation payments for loss of office have been made during 2008 to any individuals who have been directors of the Company.

	Salary and fees		Other benefits		Short-term Incentive plans (annual bonus)		Value of ESA		Total annual remuneration		Pension contributions
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive directors
Sir Martin Sorrell[1,2,3]	1,033	1,003	110	35	1,250	1,650	753	885	3,146	3,573	398	400
Paul Richardson	563	469	89	82	440	481	550	567	1,642	1,599	158	95
Mark Read	275	275	1	1	172	191	230	255	678	722	28	27
Total remuneration	1,871	1,747	200	118	1,862	2,322	1,533	1,707	5,466	5,894	584	522
[1]

During 2008 an amount of approximately £7,000 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£6,000 in 2007).

[2]

Payments of amounts equal to the dividends that would be payable (totaling £859,981) were made to Sir Martin Sorrell in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now compromise the awards granted under the Capital Investment Plan in 1995) during 2008 (£731,806 during 2007).

[3]

The Company has agreed to contribute to the expenses of maintaining an apartment in New York purchased by Sir Martin Sorrell, in lieu of his contractual right to be provided with accommodation whilst working there, as he is required to spend a considerable amount of time in New York due to the size of the Company’s business in the US. The Company did not make any such payments in 2008, although it could have been required to do so.

ESA and Restricted Stock Awards held by executive directors in the year ended 31 December 2008

All awards made under this plan are made on the satisfaction of previous performance conditions and are subject to continuous employment until the vest date. The table does not include grants in relation to the 2008 ESA as these were not made until 9 March 2009.

	Award date	Share plan	Share price on grant date	No. of shares originally awarded	Value on grant day £000	Shares granted in lieu of dividends	Total shares vesting	Vesting date	Share price on vesting	Value on vesting £000
Sir Martin Sorrell	24.02.06	ESA	£6.6775	119,505	798	3,803	123,308	06.03.08	£6.025	743
	23.02.07	ESA	£7.7925	104,587	815			02.03.09	—	—
	03.03.08	ESA	£5.9025	149,851	885			06.03.10	—	—
Paul Richardson	24.02.06	ESA	£6.6775	67,390	450	2,144	69,534	06.03.08	£6.025	419
	08.05.07	ESA	£7.5025	75,441	566			02.03.09	—	—
	03.03.08	ESA	£5.9025	96,094	567			06.03.10	—	—
Mark Read	06.03.05	Special incentive	£6.2300	19,262	120	900	20,162	06.03.08	£6.017	121
	24.02.06	ESA	£6.6775	32,684	218	1,040	33,724	06.03.08	£6.017	203
	16.03.06	Deferred bonus	£6.7950	3,601	24			16.03.10	—	—
	23.02.07	ESA	£7.7925	30,798	240			02.03.09	—	—
	27.04.07	Deferred bonus	£7.4775	9,526	71			16.03.11	—	—
	03.03.08	ESA	£5.9025	43,202	255			06.03.10	—	—

Other Long-Term Incentive Plan awards

Renewed Leadership Equity Acquisition Plan

Name	Grant/ award date	Investment and performance period	Number of investment shares	Share price on grant date	Maximum number of matching units at 1 Jan 2008	During 2008				Maximum number of matching units at 31 Dec 2008	Share price on vest / deferral date	Value on vest / deferral date £000
						Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell	28.10.04	01.01.04 – 31.12.07	1,032,416	£5.535	4,129,664	(1,445,382)	139,504	2,823,786	[1]	—	£5.865	16,562
	15.12.05	01.01.05 – 31.12.09	203,394	£6.175	1,016,970					1,016,970
	15.11.06	01.01.06 – 31.12.10	156,536	£6.84	782,680					782,680
	11.12.07	01.01.07 – 31.12.11	148,742	£6.23	743,710					743,710
	31.10.08	01.01.08 – 31.12.12	218,596	£3.749		1,092,980				1,092,980
Paul Richardson	28.10.04	01.01.04 – 31.12.07	30,973	£5.535	123,892	(43,362)	4,185	84,715		—	£5.865	497
	15.12.05	01.01.05 – 31.12.09	81,358	£6.175	406,790					406,790
	15.11.06	01.01.06 – 31.12.10	66,102	£6.84	330,510					330,510
	11.12.07	01.01.07 – 31.12.11	59,497	£6.23	297,485					297,485
	31.10.08	01.01.08 – 31.12.12	109,298	£3.749		546,490				546,490
Mark Read	15.12.05	01.01.05 – 31.12.09	10,170	£6.175	50,850					50,850
	15.11.06	01.01.06 – 31.12.10	16,525	£6.84	82,625					82,625
	11.12.07	01.01.07 – 31.12.11	14,874	£6.23	74,370					74,370
	31.10.08	01.01.08 – 31.12.12	21,859	£3.749		109,295				109,295
[1]	Sir Martin Sorrell deferred receipt of these shares until 30 November 2011.

The comparator groups used for the various awards under Renewed LEAP are shown in the following table. Where a company delists during the performance period, the Compensation Committee deems this to be a disposal and the proceeds are treated as being reinvested in an index that tracks the TSR of the remaining companies.

Grant year	Comparator group
2004	Aegis, Arbitron, Dentsu, Digitas, Gfk, Grey Advertising, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres and VNU
2005	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres and VNU
2006	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2007	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2008	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group and Publicis

The vesting schedules used for the various awards under Renewed LEAP are shown in the following tables. When actual performance falls between these positions, the match is calculated on a pro-rata basis.

Awards granted in 2004
Rank compared to peer group	Number of matching shares
1	4
2	4
3	3.6
4	2.8
5	2
6	1.6
Median	1.2
Below median	0

Awards granted in 2005, 2006 & 2007
Rank compared to peer group	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Awards granted in 2008
Rank compared to peer group	Number of matching shares
1	5
2	5
3	4
4	3
Median	1.5
Below median	0

Non-executive directors’ remuneration

The fee structure used to compensate the non-executive directors is as follows:

Chairman’s fee	£300,000
Fee for Board membership	£60,000
Additional fee for committee membership	£5,000
Additional fee for committee chairmanship	£10,000
Additional fee for senior independent director	£10,000

The fees paid to non-executive directors (“NEDs”) are normally reviewed every two years and any changes are approved by the Board. As the current fee structure has been effective since 1 January

2007 it was reviewed towards the end of the year against companies of similar size to determine if a new structure should be put in place for 2009. However, in light of the current conditions it was considered that, other than an increase in the fees paid to the head of the Audit Committee (which will increase to £20,000), the existing structure should remain in place for 2009. NEDs receive no payments or benefits other than the fees detailed in the table below.

The table below shows actual fees paid for the year 2008. Pursuant to the reorganisation completed in November 2008, all of the NEDs signed new letters of engagement with WPP plc. The notice period for all non-executive directors is two months.

Director	Date of original contract	Committee membership	Fee for 2008 £000	Fee for 2007 £000
P Lader	26.02.01	Chairman of the Company, chairman of Nomination Committee and member of Compensation Committee	315	313
C Day	25.07.05	Member of Audit Committee	65	62
E Dyson	29.06.99	Member of Compensation Committee, and from 23 July 2008 member of Nomination Committee	66	68
O Gadiesh	28.04.04	Member of Nomination Committee from 12 February 2009	60	60
D Komansky	28.01.03	Member of Nomination Committee until he left the board on 6 February 2009	65	65
C Mackenzie	14.03.00	Member of Nomination Committee until he left the board on 24 June 2008	33	68
S W Morten	02.12.91	Senior independent director and member of Audit Committee until 12 February 2009	75	75
K Naganuma[1]	23.01.04		—	—
L Olayan[2]	18.03.05	Member of Nomination Committee from 23 July 2008	—	60
J A Quelch[3]	10.07.91		80	70
J Rosen	20.12.04	Chairman of Compensation Committee and member of Audit Committee	75	75
T Shriver	06.08.07	Member of Audit Committee from 12 February 2009	60	24
P Spencer	28.04.04	Chairman of Audit Committee	70	70
[1]	Received no fees in 2008.
[2]	Waived fees in 2008.
[3]	Fee includes £20,415 (£10,016 in 2007) for consulting services. Mr Quelch also received benefits in 2007 with a value of £64,000.

C. Board Practices

As a matter of policy the Company requires all directors to submit themselves for re-election by an ordinary resolution of share owners at least every three years or every year in the case of those directors who have held office for more than nine years.

Information regarding the period during which each director has served is set forth in Item 6A.

Policy on directors’ service contracts, notice periods, termination payments and external appointments

The Company’s policy on the duration of directors’ service contracts is that no executive directors have fixed-term contracts and the notice period for each is shown in the table below. None of the contracts of head office executive directors contain liquidated damages provisions. No payments should normally be payable on termination other than the salary due for the notice period (if any), any statutory entitlements and such entitlements under incentive plans and benefits that are consistent with the terms of such plans. There were no payments in 2008 in respect of termination of employment of any executive director.

Executive director	Effective from	Notice period
Sir Martin Sorrell	19 Nov 2008	“At will”
Paul Richardson	19 Nov 2008	12 months
Mark Read	19 Nov 2008	6 months

Executive directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a share owner in that organisation, non-executive fees for these roles are waived. However, if the Company is not a share owner in that organisation, any non-executive fees can be retained by the office holder.

Compensation Committee

During 2008, the Compensation Committee comprised the following:

•	Jeffrey Rosen (chairman of the committee);

•	Esther Dyson; and

•	Philip Lader.

No member of the committee has any personal financial interest (other than as a share owner) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses.

The terms of reference for the Compensation Committee are available on the Company’s website at www.wpp.com and will be on display at the AGM, as set out in the Notice of AGM.

The committee’s principal responsibilities under its terms of reference include:

•	reviewing and approving the Company’s compensation strategy;

•	determining appropriate remuneration for executive directors;

•	approving the service agreements and severance arrangements for executive directors and other senior executives of the Company;

•	maintaining appropriate procedures for evaluation of executive performance;

•	overseeing succession planning and management development;

•	reviewing, approving and administering the Company’s executive long-term incentive plans, employee share schemes and other equity-related incentive plans;

•	monitoring prohibitions on personal loans to directors and officers;

•	determining targets for performance-related pay schemes;

•	advising on any major changes in employee benefit structures;

•	overseeing the provisions for selecting, appointing and setting the terms of reference for any remuneration consultants to the Company;

•

overseeing the preparation of and recommend to the board the approval of the annual report of the committee in compliance with the disclosure requirements of the Code of Best Practice and the Directors’ Remuneration Report Regulations 2002;

•	overseeing the adequacy of disclosures throughout the year regarding director compensation, stock transactions and benefits; and

•	ensuring that procedures are in place concerning compliance with the employee welfare provisions of the Company’s Code of Business Conduct and Ethics and the Company’s Policy Manual.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who was not present when matters relating to his own compensation or contracts were discussed and decided), the chief talent officer and the director of compensation and benefits. The latter two individuals provide a perspective on information provided to the committee and are a conduit for requests for information and analysis from the Company’s external advisors. During the year, the committee was advised by Towers Perrin. Advice was also received from Hammonds LLP on legal, tax and governance issues relating to compensation and benefits. Hammonds LLP provides legal advice on a range of matters to the Group.

The committee receives advice on the following:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary and fee levels;

•	annual and long-term incentive plans and awards including awards made under Renewed LEAP;

•	the policy for employees relating to WPP share ownership;

•	pensions and executive benefits;

•	changes in accounting, taxation, legal and regulatory practices;

•	governance issues relating to compensation and the role of the committee; and

•	policies for preventing and addressing employee harassment and discrimination.

Audit committee

As of 31 December 2008, the Audit committee comprised Paul Spencer, Bud Morten, Jeffrey Rosen and Colin Day. Tim Shriver joined the committee on 12 February 2009 and Bud Morten stepped down at the same date.

Meetings of the Audit committee, of which there were eight during 2008, were also attended (by invitation for all or part of any meeting) by the external auditors, the Company’s chairman, the Group finance director, the director of internal audit, the Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company’s senior management. The committee received presentations from the heads of Treasury and Legal. The committee also received reports from the Disclosure Committee in relation to the Disclosure Committee’s review and work on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

During 2008, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee’s overall effectiveness.

The Board has designated Paul Spencer as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the Combined Code. The committee has once again continued to oversee compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) for 2008, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both our Right to Speak helpline, which is made available to employees to enable them to communicate confidentially on matters of concern, and the actions taken in response to those calls.

The committee has established a policy regarding non audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are either pre-approved by the committee, or for certain categories of work, are delegated to the director of internal audit for pre-approval. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2008 is shown in Item 16C.

The committee’s terms of reference, which are reviewed with the Board annually and were updated at the time of the Scheme of Arrangement in October 2008, are available for inspection on the Company’s website at www.wpp.com and are on display prior to and at all general meetings of the Company. The committee’s principal responsibilities under its terms of reference include:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgments;

•	reviewing internal financial control and internal audit activities;

•	assisting the Board in meeting its responsibilities in respect of the review and reporting on the systems and key elements of risk management as they affect the Group;

•	the review and appointment of the external auditors and approval of their remuneration and terms of engagement;

•	monitoring the external auditors’ independence, objectivity and effectiveness;

•	reviewing the Group Treasury policy with particular focus on debtors, funding and the continued ability of the Group to adopt the going concern basis in preparing financial statements;

•	reviewing reports on any material litigation involving Group companies;

•	reviewing any significant mergers and acquisitions and debt financing by the Group in the preliminary stages before a full Board review;

•	reviewing the Group’s pension obligations;

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the U.S. Securities and Exchange Commission, and NASDAQ with which the Company must comply;

•	in conjunction with Paul Richardson, the director responsible for corporate responsibility, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation Committee) and receiving reports on new initiatives being implemented by the Group to reduce carbon emissions; and

•	maintaining established procedures for the confidential receipt and treatment of concerns raised by our people.

Auditors

In 2002, the Group appointed Deloitte & Touche LLP (who have now changed their name to Deloitte LLP) as auditors to the Company following a thorough review of services offered by a number of the leading international accountancy firms.

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2008 the Group, including all employees of associated undertakings, had approximately 135,000 employees located in approximately 2,400 offices in 107 countries compared with 111,000 and 98,000 as of 31 December 2007 and 2006, respectively. Excluding all employees of associated undertakings, this figure is 112,262 (2007: 90,182, 2006: 79,352). As at 31 March 2009, the Group had approximately 109,000 employees and approximately 146,000 employees including associate undertakings. The average number of employees in 2008 was 97,438 compared to 84,848 and 77,686 in 2007 and 2006, respectively, including acquisitions. Their geographical distribution was as follows:

	2008	2007	2006
North America	24,493	23,294	22,477
United Kingdom	8,971	8,543	8,484
Continental Europe	23,562	21,367	19,935
Asia Pacific, Latin America, Africa and Middle East	40,412	31,644	26,790
	97,438	84,848	77,686

Their operating sector distribution was as follows:

Advertising and Media Investment Management	45,754	42,948	41,030
Information, Insight & Consultancy	14,934	11,524	10,869
Public Relations & Public Affairs	7,682	7,167	6,616
Branding & Identity, Healthcare and Specialist Communications	29,068	23,209	19,171
	97,438	84,848	77,686

E. Share Ownership

Directors’ Interests

Directors’ interests in the Company’s ordinary share capital, all of which were beneficial, are shown in the following table. Save as disclosed in this table and in the rest of Item 6, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOP trusts. As at 31 December 2008, the Company’s ESOP trusts held in total 33,167,446 shares in the Company (43,889,384 in 2007). Further details of the long-term incentive plans are given in Item 6B.

	At 1 Jan 2008 or appointment date	Shares acquired through long-term incentive plan awards in 2008		Movement during 2008 inc. shares purchased in 2008	At 31 Dec 2008 or earlier retirement or resignation	Shares acquired through long-term incentive plan awards in 2009		Other movements since 31 Dec 2008	At 14 Apr 2009
		Vested	(sold)			Vested	(sold)
C Day	5,240				5,240				5,240
E Dyson	35,000				35,000				35,000
O Gadiesh
D Komansky[1]	10,000				10,000
P Lader	11,950				11,950				11,950
C Mackenzie[2]	30,000				30,000
S W Morten	20,000				20,000				20,000
K Naganuma[3]
L Olayan
J A Quelch	12,000				12,000				12,000
M Read[4]	28,442	53,886	(22,138)		60,190	32,388	(13,306)		79,272
P W G Richardson[4,5]	214,350	154,249	(77,280)		291,319	79,335	(39,747)		330,907
J Rosen	12,000				12,000				12,000
T Shriver				5,000	5,000				5,000
P Spencer	10,000				10,000				10,000
Sir Martin Sorrell[4,6,7,8]	13,608,087	2,947,094		(259,825)	16,295,356	109,986			16,405,342
[1]	D Komansky retired from the Board on 6 February 2009.
[2]	C Mackenzie retired from the Board on 24 June 2008.
[3]	K Naganuma is a director of Asatsu-DK, which at 14 April 2009 had interests in 31,295,646 shares representing 2.49% of the issued share capital of the Company.
[4]	Interests include investment shares committed to the 2005, 2006, 2007 and 2008 awards under Renewed LEAP but do not include matching shares from these plans, if any.
[5]	In December 2008, Paul Richardson charged to AIB Group (UK) plc 256,319 shares in the Company as security for certain facilities made available to him by AIB.
[6]	Includes 2,823,786 shares pursuant to the vesting of LEAP 2004-2007, the receipt of which has been deferred until November 2011.
[7]

Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and now comprise the UK and US Deferred Stock Units Awards Agreements.

[8]

In December 2005, Sir Martin Sorrell and the trustees of two family life interest trusts of Sir Martin Sorrell charged to AIB Group (UK) plc 3,771,214 and 3,863,147 ordinary shares in the Company respectively as security for facilities. In November 2008, Sir Martin Sorrell charged to AIB a further 232,595 shares as security in relation to the renewal of certain of those facilities. In December 2008, Sir Martin Sorrell gifted 259,825 shares to the JMMRJ Charitable Foundation and those shares were released by AIB from the security held by them.

Option awards held by executive directors in the year ended 31 December 2008

These awards were made to Mark Read before he became a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2008 (no. of shares)	Granted/ (lapsed) 2008 (no. of shares)	Exercised 2008 (no. of shares)	At 31 Dec 2008 (no. of shares)	Share price 31 Dec 2008[1]
Mark Read	17.11.03	17.11.13	£5.595	10,615	—	—	10,615	£4.025
	29.10.04	29.10.14	£5.535	9,879	—	—	9,879	£4.025
1	Share price 12-month high/low: £6.48/£3.1025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Control of registrant

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

	As of 30 April
		2009		2008		2007
Massachusetts Financial Services Company	4.8%	60,758,614	5.0%	60,800,602	4.8%	58,865,231
Invesco plc	4.6%	57,745,790	5.0%	60,270,835	*	*
Legal & General	4.4%	55,109,569	4.4%	55,108,806	4.4%	55,108,806
WPP ESOPs	*	*	3.7%	43,889,384	4.2%	51,134,155
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

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

The number of outstanding ordinary shares at 31 December 2008 was 1,255,343,263 which includes the underlying ordinary shares represented by 17,710,111 ADSs. 231 share owners of record of WPP ordinary shares were US residents at 31 December 2008.

The geographic distribution of our share ownership as of 31 December 2008 is presented below:

United Kingdom	38%
United States	30%
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	32%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material in 2008, 2007 and 2006.

In the year ended 31 December 2008, the Group paid costs of £nil (2007: £0.5 million, 2006: £0.3 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of broader legal actions to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the Company’s 2006 Annual Report and Form 20-F and has not increased.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Outstanding legal proceedings

The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate liability, if any, that is likely to result from these matters would not have a material adverse effect on the Company’s financial position, or on the results of its operations.

Dividend distribution policy

The Group continues to increase dividends. The profit before tax for the year was £746.8 million (2007: £719.4 million, 2006: £682.0 million). The directors declared a second interim dividend of 10.28p (2007: 9.13p, 2006: 7.61p) per share to be paid on 6 July 2009 to share owners on the register at 5 June 2009 which, together with the interim ordinary dividend of 5.19p (2007: 4.32p, 2006: 3.60p) per share paid on 10 November 2008, makes a total of 15.47p for the year (2007: 13.45p, 2006: 11.21p).

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with WPP’s US Depositary, Citibank N.A. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders.

Dividend Access Trust

Following the scheme of arrangement on 19 November 2008, WPP put in place a dividend access plan (the “Dividend Access Plan”) under which share owners may elect to be paid dividends from WPP DAS Limited (a subsidiary of WPP formed in 2008 and resident for tax purposes in the UK) rather than from WPP (a company resident for tax purposes in Ireland). The Dividend Access Plan is primarily designed to ensure that share owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no Irish tax is required to be withheld from the payment of dividends to share owners. The tax consequences of receiving dividends under the Dividend Access Plan or directly from WPP are described in Item 10E.

Share owners who hold more than 100,000 ordinary shares and who wish to receive their dividend from a United Kingdom source must make an election. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange, or (if later) on the first dividend record date after they became share owners in the company, will be automatically deemed to have elected to receive a United Kingdom-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividends will be paid from an Irish source and be taxed accordingly.

In 2009 WPP DAS Limited issued one dividend access share to Computershare, which acts as trustee pursuant to a dividend access trust that has been constituted pursuant to a trust deed. The trust deed provides that:

(a)	the dividend access trust will hold any dividends paid (not just declared) on the dividend access share in trust for share owners who have elected (or are deemed to have elected) to receive dividends pursuant to this arrangement; and

(b)	each registered share owner on a dividend record date who has made a valid election (or is deemed to have made a valid election) under the Dividend Access Plan will, assuming WPP DAS Limited has sufficient distributable reserves as at the time of the distribution to the trustee, be entitled to receive from the trustee an amount equal to the dividend it would have received from WPP, to the extent that the trustee has actually received an amount by way of dividend from WPP DAS Limited.

To ensure compliance with UK trust law rules, the period during which the dividend access trust may continue is restricted. However, the dividend access trust under current law is able to continue for 80 years.

Share owners will not have any interest in the dividend access share and will not have any rights against WPP DAS Limited as the issuer of the dividend access share. The only assets held in trust for the benefit of share owners will be dividends paid to the trustee in respect of the dividend access share.

Shortfall in dividend payment

To the extent that dividends paid to the dividend access trust are insufficient to fund an amount equal to the dividend paid on the relevant ordinary shares, any dividend on the dividend access share received by the dividend access trust will be allocated pro rata to the relevant share owners and WPP will pay the balance of the dividend due to those share owners by way of a dividend on the ordinary shares. Any such dividend paid on ordinary shares will have an Irish source and will generally be subject to Irish dividend withholding tax at such rate as may be applicable under Irish law or the exemptions from Irish dividend withholding tax contained in Irish law or any applicable double tax treaty. In such circumstances, there will be no grossing up by WPP nor will WPP DAS Limited or WPP compensate share owners for any adverse consequences including any Irish dividend withholding tax.

Termination

WPP and WPP DAS Limited reserve the right to suspend or terminate the Dividend Access Plan arrangements at any time, in which case, any dividends will be paid directly to all share owners (including share owners who have made or are deemed to have made) an election to participate in the Dividend Access Plan.

ADSs

In accordance with the provisions of the Deposit Agreement by and among WPP, Citibank, N.A., as Depositary, and the holders and beneficial owners of WPP’s ADSs, the Depositary has made an election on behalf of all holders of ADSs to receive dividends from WPP DAS Limited under the Dividend Access Plan. If a holder of ADSs does not wish to receive dividends from WPP DAS Limited under the Dividend Access Plan, the holder must withdraw his or her ordinary shares from the ADS program prior to the dividend record date set by the Depositary and request delivery of the ordinary shares. This will enable the holder to receive dividends from WPP (if necessary, by making an election to that effect).

There has been no activity in WPP DAS Limited for the year ending 31 December 2008.

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

	£ per Ordinary Share
	High	Low
2004	6.43	4.70
2005	6.31	5.35
2006	7.07	6.09

2007
First Quarter	7.88	6.92
Second Quarter	7.83	7.25
Third Quarter	7.50	6.34
Fourth Quarter	7.12	5.77

2008
First Quarter	6.36	5.56
Second Quarter	6.48	4.84
Third Quarter	5.58	4.26
November	4.08	3.22
December	4.13	3.18
Fourth Quarter	4.65	3.10

2009
January	4.40	3.73
February	4.08	3.53
March	4.12	3.57
First Quarter	4.40	3.53
April	4.67	4.07

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2004	59.50	42.39
2005	60.05	47.34
2006	67.90	53.72
2007
First Quarter	77.93	66.76
Second Quarter	76.16	71.20
Third Quarter	76.28	64.21
Fourth Quarter	72.46	59.47
2008
First Quarter	63.08	56.66
Second Quarter	63.19	47.82
Third Quarter	49.82	38.07
November	32.78	23.28
December	30.41	23.79
Fourth Quarter	40.85	23.28
2009
January	31.26	26.79
February	30.26	25.52
March	29.58	24.54
First Quarter	31.26	24.54
April	34.12	29.47

The Depositary held 88,550,558 ordinary shares as at 31 December 2008, approximately 7.03% of the outstanding ordinary shares, represented by 17,710,111 outstanding ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See the discussion under “Share Price History” in Item 9A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

WPP is a public limited company incorporated under the name “WPP plc” in Jersey with registered number 101749.

The following summarizes certain provisions of our memorandum and articles of association and applicable Jersey law. This summary is qualified in its entirety by reference to the Jersey Companies Law and our memorandum and articles of association. A copy of our memorandum and articles of association in the form adopted on 30 September 2008 is filed as an exhibit to a Form 6-K that we filed with the SEC on 9 December 2008.

Objects and Purposes

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association. Accordingly, the memorandum of association of a Jersey company does not contain an objects clause.

Rights attaching to WPP ordinary shares

Voting rights of share owners – subject to disenfranchisement in the event of: (A) non-payment of any call or other sum due and payable in respect of any ordinary share; or (B) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any ordinary shares and subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares (as to which there are none at present), on a show of hands every qualifying person (i.e. share owner, proxy or authorized corporate representative) present has one vote and on a poll every share owner present in person or by proxy has one vote for every ordinary share of which he or she is a holder, except that any proxy who has been appointed by the Depositary shall have such number of votes as equals the number of ordinary shares in relation to which such proxy has been appointed. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

Return of capital – the liquidator may, with the sanction of a special resolution of WPP and any other sanction required by the Statutes: (A) divide among the WPP share owners in specie the whole or any part of the assets of WPP; or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of share owners as the liquidator shall think fit, but no share owner shall be compelled to accept any assets upon which there is any liability. The “Statutes” means the Jersey Companies Law and every other statute, statutory instrument, regulation or order, for the time being in force, concerning companies registered under the Jersey Companies Law, including the Electronic Communication (Jersey) Law 2000 and the Companies (Uncertificated Securities) (Jersey) Order 1999.

Capitalization of reserves

The board of directors may, with the authority of an ordinary resolution of WPP: (A) resolve to capitalize any sum standing to the credit of any reserve account of WPP (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution);

and (B) appropriate that sum as capital to the share owners in proportion to the nominal amount of the ordinary shares held by them respectively and apply that sum on their behalf in paying up in full any unissued ordinary shares or debentures of WPP of a nominal amount equal to that sum and allot the ordinary shares or debentures credited as fully paid to those share owners, or as they may direct, in those proportions or in paying up the whole or part of any amounts that are unpaid in respect of any issued ordinary shares held by them respectively, or otherwise deal with such sum as directed by the resolution, provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued ordinary shares to be allotted credited as fully paid up.

Transfer of ordinary shares

Subject to any restrictions in the articles of association, a share owner may transfer all or any of his ordinary shares in any manner that is permitted by the Statutes and is from time to time approved by the board of directors. WPP shall register the transfer of any ordinary shares held in uncertificated form by means of a relevant system in accordance with the Statutes. The board of directors may, in its absolute discretion, refuse to register any transfer of an uncertificated share where permitted by articles of association and the Statutes.

A share owner may transfer all or any of his certificated ordinary shares by an instrument of transfer in any usual form, or in such other form as the board of directors may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The board of directors may, in its absolute discretion, refuse to register any transfer of any certificated ordinary share that is not fully paid up (but not so as to prevent dealings in ordinary shares admitted to official listing by the UKLA from taking place on an open and proper basis) or on which WPP has a lien. The board of directors may also refuse to register any instrument of transfer of a certificated ordinary share unless it is lodged at the registered office, or such other place as the board of directors may decide, for registration, accompanied by the share certificate for the ordinary shares to be transferred and such other evidence as the board of directors may reasonably require to prove title of the intending transferor or his right to transfer the ordinary shares and it is in respect of only one class of WPP shares. If the board of directors refuses to register a transfer of a certificated ordinary share it shall, as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged or the operator-instruction was received, give to the transferee notice of the refusal. The board of directors must provide the transferee with such further information about the reasons for the refusal as the transferee may reasonably request. Unless otherwise agreed by the board of directors in any particular case, the maximum number of persons who may be entered on the register as joint holders of an ordinary share is four.

Changes in capital

Subject to the provisions of the Jersey Companies Law, WPP may by special resolution:

•	increase its share capital;

•	consolidate and divide all or any of its share capital into ordinary shares of a larger amount;

•	sub-divide all or part of its share capital into ordinary shares of a smaller amount;

•

cancel any ordinary shares that have not, at the date of the special resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the ordinary shares so cancelled; or

•	alter its share capital in any other manner permitted by the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, WPP may by special resolution:

•	purchase ordinary shares, including any redeemable ordinary shares; and

•	reduce its share capital and any capital redemption reserve or share premium account.

Authority to allot securities and disapplication of pre-emption rights

WPP may from time to time pass an ordinary resolution authorizing the board of directors to exercise all the powers of WPP to allot relevant securities up to the nominal amount specified in the resolution. The authority shall expire on the day specified in the resolution, not being more than five years after the date on which the resolution is passed.

On the passing of a special resolution, the board of directors shall have power to allot equity securities for cash but that power shall be limited: (A) to the allotment of equity securities in connection with a rights issue; and (B) to the allotment (other than in connection with a rights issue) of equity securities having a nominal amount not exceeding in aggregate the sum specified in the special resolution (i.e. the articles of association do not contain any pre-emption rights).

Variation of rights

Whenever the share capital of WPP is divided into different classes of ordinary shares (which it is not as at the date of this document), all or any of the rights for the time being attached to any class of ordinary shares in issue may, subject to the Statutes, be varied, either in such manner as those rights may provide or with the consent in writing of the holders of two-thirds in nominal value of the issued ordinary shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those ordinary shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued ordinary shares of the class in question (but at any adjourned meeting, one person holding ordinary shares of the class or his proxy is a quorum).

Disclosure of interests in ordinary shares

WPP may give a disclosure notice to any person whom it believes is either:

•	interested in the ordinary shares; or

•	has been so interested at any time during the three years on which the disclosure notice is issued.

The disclosure notice may require the person:

•	to confirm that fact or (as the case may be) to state whether or not it is the case; and

•	if he holds, or has during that time held, any such interest, to give such further information as may be required.

The notice may require the person to whom it is addressed, where either:

•	his interest is a present interest and another interest in the ordinary shares subsists; or

•

another interest in the ordinary shares subsisted during that three year period at a time when his interest subsisted, to give, so far as lies within his knowledge, such particulars with respect to that other interest as may be required by the notice including:

•	the identity of persons interested in the ordinary shares in question; and

•

whether persons interested in the same ordinary shares are or were parties to either an agreement to acquire interests in a particular company, or an agreement or arrangement relating to the exercise of any rights conferred by the holding of the ordinary shares.

The notice may require the person to whom it is addressed, where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

Failure to provide the information within 14 days after the notice has been given means that the holder of the relevant ordinary shares shall not be entitled to vote either personally or by proxy at a shareholders’ meeting or to exercise any other right confirmed by membership in relation to shareholder meetings for so long as the default continues (and, if those ordinary shares represent at least 0.25 percent of the issued ordinary shares of the class, the holder shall not be entitled to receive any payment by way of dividend or to transfer any rights in the ordinary shares).

Register of members

The register of members of WPP must be kept and maintained in Jersey.

Uncertificated ordinary shares – general powers

Subject to the Jersey Companies Law and the Uncertificated Securities Order (as defined in the articles of association), the board of directors may permit any class of ordinary shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke such permission. In relation to any uncertificated ordinary share, WPP may utilize the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or the articles of association or otherwise in effecting any actions. Any provision in the articles of association in relation to uncertificated ordinary shares that is inconsistent with any applicable statutory provision shall not apply. WPP may, by notice to the holder of an uncertificated share, require the holder to change the form of that ordinary share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by WPP, the board of directors may determine that holdings of the same share owner in uncertificated form and in certificated form shall be treated as separate holdings but ordinary shares of a class held by a person in uncertificated form shall not be treated as a separate class from ordinary shares of that class held by that person in certificated form.

Directors

The WPP directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of WPP, be fewer than six in number.

A director need not be a share owner.

There is no age limit for directors.

At each annual general meeting any director then in office who has been appointed by the board of directors since the previous annual general meeting or for whom it is the third annual general meeting following the annual general meeting at which he was elected or re-elected shall retire from office but shall be eligible for re-election.

The directors shall be paid fees not exceeding in aggregate £1,500,000 per annum (or such larger sum as WPP may, by ordinary resolution, determine) as the board of directors may decide to be divided among them. Such fee shall be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

The board of directors may grant special remuneration to any director who performs any special or extra services to, or at the request of, WPP. Special remuneration may be payable to a director in addition to his ordinary remuneration (if any) as a director.

The directors shall also be paid out of the funds of WPP all expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the board of directors, committee meetings and general meetings.

The board of directors may exercise all the powers of WPP to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director or in the employment or service of WPP or of any company that is or was a subsidiary of or associated with WPP or of the predecessors in business of WPP or any subsidiary or associated company or the relatives or dependants of any such person. For that purpose, the board of directors may procure the establishment and maintenance of, or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or pay any insurance premiums.

Subject to any applicable statutory provisions and to declaring his interests in accordance with the articles of association, a director may enter into or be interested in any transaction or arrangement with WPP, either with regard to his tenure of any office or position in the management, administration or conduct of the business of WPP, or as vendor, purchaser or otherwise. A director may hold and be remunerated in respect of any other office or place of profit with WPP (other than the office of auditor of WPP) in conjunction with his office as a director and he (or his firm) may also act in a professional capacity for WPP (except as auditor) and may be remunerated for it.

A director who, to his knowledge, is in any way, whether directly or indirectly, interested in a transaction or arrangement or a proposed transaction or arrangement with WPP or any of its subsidiaries, or if any situation exists in which a director has or can have a direct or indirect interest that conflicts with or may conflict with the interests of WPP, shall disclose to WPP the nature and extent of the interest or situation in accordance with the articles of association.

Board meetings and committee meetings shall not take place in the United Kingdom and no director may participate in any meeting if he is physically present in the United Kingdom at any time during the meeting. Any decision reached or resolution passed by the directors at any meeting that is held in the United Kingdom or any meeting in respect of which any director participating in the meeting is physically present in the United Kingdom during the meeting shall be invalid and of no effect. The place of the board meeting shall be deemed to be at the place at which the chairman of the meeting is physically present.

A director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing and varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with WPP or any other company in which WPP is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with WPP or any company in which WPP is interested, those proposals may be divided and considered in relation to each director separately, and in such case each of the directors concerned (if not otherwise debarred from voting under the articles of association) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

A director shall not vote (or be counted in the quorum at a meeting) in respect of any transaction or arrangement or other proposal in which he has an interest that (together with any interest of a connected person) is to his knowledge a direct or indirect interest and as may reasonably be required as likely to give rise to a conflict. Notwithstanding the above, a director shall be entitled to vote (and be counted in the quorum) on: (A) any transaction or arrangement in which he is interested by virtue of an interest in ordinary shares, debentures or other securities of WPP or otherwise in or through WPP; (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, WPP or any of its subsidiaries; or a debt or obligation of WPP or any of its subsidiaries for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security; (C) (subject to the Statutes) indemnification (including loans made in connection with it) by WPP in relation to the performance of his duties on behalf of WPP or any of its subsidiaries; (D) any issue or offer of ordinary shares, debentures or other securities of WPP or any of its subsidiaries in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter; (E) any transaction or arrangement concerning another company in which he and any connected person do not to his knowledge hold, directly or indirectly as shareholders, or through their direct or indirect holdings of financial instruments (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) voting rights representing one percent or more of any class of ordinary shares in the capital of such company; (F) any arrangement for the benefit of employees of WPP or any of its subsidiaries that does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (G) the purchase or maintenance of insurance for the benefit of the directors or for the benefit of persons including the directors. “Disclosure and Transparency Rules” means the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under Part VI of the UK Financial Services and Markets Act of 2000, as amended, and contained in the UK Listing Authority’s publication of the same name.

WPP shall not make a payment for loss of office to a director unless the payment has been approved by an ordinary resolution of WPP.

General meetings

The board of directors shall convene, and WPP shall hold, an annual general meeting in accordance with the Statutes. Other general meetings shall be held whenever the board of directors thinks fit or on the requisition of WPP share owners in accordance with the Statutes or the articles of association.

An annual general meeting shall be called by not less than 21 days’ written notice and any other general meeting shall be called by not less than 14 clear days’ written notice.

The requisite quorum for general meetings of WPP shall be two qualifying persons, entitled to vote on the business to be transacted at the meeting.

Borrowing powers

The board of directors may exercise all the powers of WPP to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of WPP or of any third party. The board of directors shall restrict the borrowings of WPP and exercise all voting and other rights or powers of control exercisable by WPP in relation to its subsidiaries (if any) so as to secure (as regards subsidiaries only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the WPP Group (exclusive of any borrowings that are owed by one WPP Group company to another WPP Group company) after deducting the amount of cash deposited will not, without the previous sanction of WPP in general meeting, exceed an amount equal to 2.5 times the adjusted capital and reserves (as defined in the articles of association) or any higher limit fixed by ordinary resolution of WPP that is applicable at the relevant time. “WPP Group” means WPP and its subsidiaries, subsidiary undertakings and associated undertakings.

To date, no resolution of the type referred to in this paragraph has been passed.

Dividends

Declaration of dividends – subject to the provisions of the Jersey Companies Law, WPP may, by ordinary resolution, declare a dividend to be paid to the share owners, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board of directors.

Fixed and interim dividends – subject to the provisions of the Jersey Companies Law, the board of directors may pay such interim dividends as appear to the board of directors to be justified by the financial position of WPP and may also pay any dividend payable at a fixed rate at intervals settled by the board of directors whenever the financial position of WPP, in the opinion of the board of directors, justifies its payment. If the board of directors acts in good faith, none of the directors shall incur any liability to the share owners conferring preferred rights for any loss such share owners may suffer in consequence of the lawful payment of an interim dividend on any ordinary shares having non-preferred or deferred rights.

Calculation and currency of dividends – except insofar as the rights attaching to, or the terms of issue of, any shares otherwise provide: (A) all dividends shall be declared and paid according to the amounts paid up on the ordinary shares in respect of which the dividend is paid, but no amount paid up on an ordinary share in advance of calls shall be treated as paid up on the ordinary share; (B) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the ordinary shares during any portion or portions of the period in respect of which the dividend is paid; (C) any amount paid by WPP by way of dividend will be deemed to include any amount that WPP may be compelled by law to withhold or deduct; and (D) dividends may be declared or paid in any currency. The board of directors may agree with any share owner that dividends that may at any time or from time to time be declared or become due on his ordinary shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for WPP or any other person to bear any costs involved.

Dividends not to bear interest – no dividend or other moneys payable by WPP on or in respect of any ordinary share shall bear interest as against WPP unless otherwise provided by the rights attached to the ordinary share.

Calls or debts or amounts required by law may be deducted from dividends – the board of directors may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of an ordinary share all such sums as may be due from him (either alone or jointly with another) to WPP on account of calls or otherwise in relation to ordinary shares.

Dividends in specie – with the authority of an ordinary resolution of WPP and on the recommendation of the board of directors, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up ordinary shares or debentures of any other company.

Scrip dividends – the board of directors may, with the authority of an ordinary resolution of WPP, offer any share owners the right to elect to receive further ordinary shares (whether or not of that class) credited as fully paid, by way of scrip dividend instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution.

Unclaimed dividends – any dividend unclaimed for a period of 12 years after having become due for payment shall be forfeited and cease to remain owing by WPP.

Forfeiture of ordinary shares

If the whole or any part of any call or installment remains unpaid on any ordinary share after the due date for payment, the board of directors may serve a written notice on the share owner requiring him to pay so much of the call or installment as remains unpaid, together with any accrued interest.

The written notice shall state a further day, being not less than 14 clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the ordinary share in respect of which the call was made or installment is payable will be liable to be forfeited.

If the requirements of a notice are not complied with, any ordinary share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the board of directors. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited ordinary share and not actually paid before the forfeiture.

Every ordinary share that is forfeited or surrendered shall become the property of WPP and (subject to the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the board of directors shall decide either to the person who was before the forfeiture the share owner or to any other person and whether with or without all or any part of the amount previously paid up on the ordinary share being credited as so paid up.

Website communication with share owners

The articles of association enable WPP to use its website as a means of sending or supplying documents or information to share owners. Before communicating with a share owner by means of its website, WPP must have asked the share owner, individually, to agree (generally or specifically) that WPP may send or supply documents or information to him by means of a website. A member shall be deemed to have agreed that WPP may send or supply a document or information by means of a website if no response to the request is received within 28 days. When communicating with share owners by means of website communications, WPP will notify the share owners (by post or other permitted means) of the presence of a document or information on the website.

Directors’ indemnity, insurance and defence

As far as the legislation allows, WPP may:

(i) indemnify any director (or of an associated body corporate) against any liability;

(ii) indemnify a director of a company that is a trustee of an occupational pension scheme for employees (or former employees) of WPP (or of an associated body corporate) against liability incurred in connection with WPP’s activities as trustee of the scheme;

(iii) purchase and maintain insurance against any liability for any director referred to in paragraph (i) or (ii) above; and

(iv) provide any director referred to in paragraph (i) or (ii) above with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure).

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this Form 20F:

(i) on 3 August 1998, WPP 2005 Limited entered into an agreement with Asatsu pursuant to which WPP 2005 Limited subscribed for approximately 23% (at that time) of the share capital of Asatsu for approximately £139 million and Asatsu subscribed for 31,295,646 ordinary shares in WPP 2005 Limited representing approximately 4% (at that time) of the issued share capital of WPP 2005 Limited. Each party agreed not to transfer any shares held by them in the other for a period of five years and thereafter only to transfer such shares following a procedure set out in the agreement. Each party is further entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other. Due to the disparity of the percentage shareholdings of WPP 2005 Limited in Asatsu and of Asatsu in WPP 2005 Limited, an agreement was also entered into on 3 August 1998 imposing, inter alia, limitations, in certain circumstances, on the voting rights in respect of the shares held by WPP 2005 Limited in Asatsu;

(ii) on 23 August 2005, WPP 2005 Limited, WPP Finance Co. Limited and WPP Group U.S. Finance Corp. (as borrowers), guaranteed by WPP 2005 Limited, entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) of US$1,600 million with a syndicate of banks and Citibank International plc as facility agent. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1,400 million. The rate of margin for the facility is 0.25% per annum (ratcheting up to 0.275% per annum following the fifth anniversary of the date of the facility) above LIBOR. The commitment fee payable on undrawn commitments is equal to 30% of the then applicable margin. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.25% per annum above the federal funds rate. WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November;

(iii) on 23 June 2004, WPP Finance (UK) issued US$650,000,000 of 5.875% Notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as of 23 June 2004 among WPP Finance (UK), as Issuer, WPP 2005 Limited, as guarantor and Citibank N.A., as Trustee, as supplemented by the First Supplemental Indenture dated as of 23 June 2004 among WPP Finance (UK), as Issuer, WPP 2005 Limited, as Guarantor and Citibank N.A., as Trustee. The Notes were fully and unconditionally guaranteed by WPP 2008 Limited pursuant to the Second Supplemental Indenture dated 27 June 2006 and by WPP Young & Rubicam US Holdings (a subsidiary of WPP) pursuant to the Third Supplemental Indenture dated 19 December 2006. The Notes were fully and unconditionally guaranteed by WPP and WPP Air 1 Limited (a subsidiary of WPP) pursuant to the Fourth Supplemental Indenture dated 7 October 2008 and the Fifth Supplemental Indenture dated 30 April 2009. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the Notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The Indenture also contains a joint and several indemnity from the Issuer and the guarantors referred to above in favour of the Trustee.;

(iv) on 12 May 2008, WPP 2008 Limited issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(v) on 6 November 2007, WPP Finance S.A. issued EUR 500,000,000 5.25% guaranteed bonds due 2015 and £200,000,000 6.375% guaranteed bonds due 2020. Both tranches of bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vi) on 4 April 2007, WPP 2008 Limited issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vii) on 5 December 2006, WPP 2008 Limited issued EUR 600,000,000 4.375% guaranteed bonds due 2013. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 5 December 2006 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The administration of payments to bondholders is provided for in a Paying Agency Agreement dated 5 December 2006 between WPP 2008 Limited, Citibank, N.A., London Branch and others. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision. The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(viii) on 17 May 2007, WPP 2008 Limited, TS Transaction, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of WPP 2008 Limited (the “Merger Subsidiary”), and 24/7 Real Media, Inc. (“TFSM”) entered into an agreement and plan of merger (the “Merger

Agreement”). Pursuant to the Merger Agreement, as amended on 12 July 2007, the Merger Subsidiary conducted a tender offer for all of the outstanding shares of TFSM’s outstanding common stock and, following completion of the tender offer, was merged into TFSM. Each outstanding share of TFSM common stock (other than, among other things, shares held by TFSM as treasury stock or by WPP 2008 Limited or any wholly-owned subsidiary of TFSM or WPP) was converted into the right to receive US$11.75 in cash. TFSM survived the merger as an indirect wholly-owned subsidiary of WPP 2008 Limited managed by the directors and officers of the Merger Subsidiary (until the appointment of successors). Under the Merger Agreement, at the effective time of the Merger: (A) unvested, unexercisable and outstanding TFSM stock options were converted into approximately equivalent stock options of WPP 2008 Limited; (B) vested, exercisable and outstanding TFSM stock options were exchanged for a cash payment for each underlying share equal to the difference, if any, between the tender offer price per share of US$11.75 and the exercise price per share of the options; (C) any restricted shares of TFSM were converted into approximately equivalent restricted securities of WPP; and (D) TFSM warrants were converted into approximately equivalent warrants to subscribe for shares in WPP 2008 Limited. In the Merger Agreement, TFSM and WPP 2008 Limited made various representations and warranties and agreed to specified covenants, including covenants by TFSM relating to the conduct of its business between the date of the Merger Agreement and the closing of the Merger, restrictions on TFSM’s ability to solicit proposals with respect to alternative transactions, governmental filings and approvals, public disclosures and other matters. The Merger Agreement also contained certain termination rights of WPP 2008 Limited and TFSM and provided that, upon the termination of the Merger Agreement under specified circumstances, TFSM would be required to pay WPP 2008 Limited a termination fee of US$24.0 million;

(ix) on 9 July 2008, WPP 2008 Limited and WPP Finance Co. Limited (as borrowers) and WPP and WPP 2005 Limited (as guarantors) entered into an agreement for a 364-day term loan facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent, which may be extended at the option of WPP 2008 Limited for a further 12-month period. The amount of the facility is £650,000,000. The facility is available for drawing by way of multi-currency cash advances. The rate of margin for the facility from the date on which the facility agreement was signed (the “Signing Date”) to and including 30 September 2008 is either 0.55% per annum if the Requisite Credit Rating is achieved or 0.65% per annum if it is not. The rate of margin from and including 1 October 2008 to and including 31 December 2008 is 0.85% per annum if the Requisite Credit Rating is achieved and 0.95% per annum if it is not. The rate of margin from and including 1 January 2009 to and including 31 March 2009 is 1.40% per annum if the Requisite Credit Rating is achieved and 1.50% per annum if it is not. The rate of margin from and including 1 April 2009 to and including the date falling 364 days after the Signing Date is 1.60% per annum if the Requisite Credit Rating is achieved and 1.70% per annum if it is not. The rate of margin thereafter is 2.15% per annum if the Requisite Credit Rating is achieved and 2.25% per annum if it is not. The Requisite Credit Rating is achieved if the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s is BBB+ or Baa1 or higher and the other long-term senior unsecured debt rating published by Moody’s or Standard & Poor’s is no more than one notch lower. The commitment fee payable on undrawn commitments is equal to 40% of the then applicable margin. The facility agreement contains customary representations, covenants and events of default. The facility agreement also requires the prepayment of proceeds received from certain disposals or as a result of equity issuance or certain capital markets transactions.

WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November 2008;

(x) on 9 July 2008, WPP 2008 Limited and WPP Finance Co. Limited (as borrowers) and WPP and WPP 2005 Limited (as guarantors) entered into an agreement for a three-year revolving credit facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent. The amount of the facility is £600,000,000. The facility is available for drawing by way of multi-currency cash advances on a revolving basis. Pursuant to a side letter dated 12 November 2008, and in accordance with the terms of a syndication side letter between WPP and the original lenders dated 9 July 2008, the original lenders agreed to invoke their rights to market flex in order to enhance the prospects of successfully syndicating the facility. As a result the rate of margin for the facility is, if the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s (the “Credit Rating”) is A-/A3 or higher, 1.125% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 1.25% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 1.75% per annum. If the Credit Rating is BBB- or Baa3 or lower, the rate of margin for the facility is 2.00% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each Credit Rating. The commitment fee payable on undrawn commitments is equal to 40% of the then applicable margin. The facility agreement contains customary representations, covenants and events of default. The facility agreement also requires the prepayment of proceeds received from certain disposals. WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November 2008; and

(xi) effective 19 November 2008, WPP entered into a deposit agreement with Citibank, N.A., as Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the Depositary has agreed to act as depositary with respect to the WPP ADSs issued in exchange for WPP 2008 Limited ADSs following effectiveness of the Scheme. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADR certificates, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and WPP , charges of the Depositary, and compliance with applicable law.

(xii) on or about 19 May 2009, WPP will issue up to £450,000,000 guaranteed convertible bonds. The bonds will be guaranteed by WPP 2008 Limited, WPP 2005 Limited, WPP Air 1 Limited and WPP Air 3 Limited and will be constituted by a Trust Deed to be dated on or about 19 May 2009. The bonds will be listed on the London Stock Exchange and the terms and conditions will contain a conversion provision allowing bondholders to convert their bonds into ordinary shares in WPP within a specified period. The bonds will contain a conversion option on the occurrence of a Change of Control, a negative pledge and events of default provisions (including a cross default provision). The Trust Deed will also contain an indemnity by WPP in favour of Citicorp Trustee Company Limited.

D. Exchange Controls

There are currently no Jersey foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant’s operations.

E. Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to a decision to purchase, hold or in any way transfer ordinary shares or ADSs. Each investor should seek advice based on their individual particular circumstances from an independent tax adviser.

The following summary of the Republic of Ireland, Jersey (UK in relation to dividend distributions) and the United States tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. In addition, this summary does not represent a detailed description of the tax consequences applicable to persons subject to special treatment under the Republic of Ireland, Jersey and the United States tax laws. Prospective purchasers of ADSs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADSs and the ordinary shares represented thereby by consulting their own tax advisors. In addition, this summary only addresses holders that hold ordinary shares or ADSs as capital assets, and it does not address the taxation of a United States shareholder (either corporate or individual) where that shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

Republic of Ireland taxation

General

The paragraphs set out below summarise the Irish tax treatment for share owners (or holders of ADSs) of holding or disposing of ordinary shares (or ADSs). They are based on current Irish legislation and an understanding of current Republic of Ireland Revenue Commissioners’ practice as at the date of this document.

Tax on chargeable gains

Liability for Irish tax on chargeable (taxable) gains will depend on the individual circumstances of share owners.

(a)	Disposal of ordinary shares by non-Irish-resident share owners

Share owners who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the Republic of Ireland will not be liable for Irish tax on chargeable gains realised on a subsequent disposal of their ordinary shares unless in the case of non-corporate shareholders such ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the Republic of Ireland through a branch or agency. Such share owners may be subject to foreign taxation on any gain under local law.

A WPP share owner who is an individual and who is temporarily a non-resident of the Republic of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gain realised (subject to the availability of exemptions or reliefs).

Dividend withholding tax

Dividends received from WPP plc

Unless a share owner makes, or is deemed to have made, an election to receive dividends from WPP DAS Limited, a company incorporated in the UK, via the Dividend Access Plan, any dividends received will be received from WPP.

Dividends paid by WPP will generally be subject to Irish dividend withholding tax (DWT) at the standard rate of income tax (currently 20%) unless the share owner is within one of the categories of exempt shareholders referred to below. Where DWT applies, WPP will be responsible for withholding

DWT at source. For DWT purposes, a dividend includes any distribution made by WPP to share owners, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

DWT is not payable where an exemption applies provided that WPP has received all necessary documentation required by the relevant legislation from a WPP Share Owner prior to payment of the dividend.

Certain categories of Irish resident share owners are entitled to an exemption from DWT, including in general (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by WPP to an Irish-resident share owner who is an individual are not exempt from DWT.

Certain non-Irish resident share owners (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident share owner is not subject to DWT on dividends received from WPP if the WPP Share Owner is:

•

an individual share owner who by virtue of the laws of the relevant country is resident for tax purposes in either a Member State of the European Union (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the United States), and the individual is neither resident nor ordinarily resident in the Republic of Ireland; or

•

a corporate share owner that is not resident for tax purposes in the Republic of Ireland and which is ultimately controlled, directly or indirectly, by persons who by virtue of the laws of the relevant country are resident in either a member state of the European Union (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the United States); or

•

a corporate share owner that is not resident for tax purposes in the Republic of Ireland nor ultimately controlled by persons so resident and which is resident for tax purposes in either a member state of the European Union (apart from the Republic of Ireland) or a country with which the Republic of Ireland has a double tax treaty (including the United States); or

•

a corporate share owner that is not resident for tax purposes in the Republic of Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange in (i) the Republic of Ireland; (ii) a member state of the European Union (apart from the Republic of Ireland); (iii) a country with which the Republic of Ireland has a double tax treaty (including the United States); or (iv) an exchange approved by the Irish Minister for Finance; or

•

a corporate share owner that is not resident for tax purposes in the Republic of Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in (i) the Republic of Ireland; (ii) a member state of the European Union (apart from the Republic of Ireland); (iii) a country with which the Republic of Ireland has a double tax treaty (including the United States); or (iv) an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the share owner has made the appropriate declaration to WPP prior to payment of the dividend.

Taxation of dividends

Non-Irish resident share owners are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from WPP. However, the DWT deducted by WPP discharges such liability to

Irish income tax. Where a non-resident share owner is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by WPP, a claim may be made for a refund of the DWT.

(b)	Stamp duty

No Irish stamp duty or capital duty will arise on the issue or transfer for cash of ordinary shares provided such transactions do not relate to Irish stocks or securities of an Irish registered company.

United Kingdom taxation

Dividends received under the Dividend Access Plan

If a share owner makes, or is deemed to have made, an election to receive dividends via the Dividend Access Plan, such share owner will receive dividends directly from WPP DAS Limited (unless there is a shortfall in the Dividend Access Trust, in which case some or all of the dividend will be received from WPP). WPP DAS Limited is not required to withhold at source any amount in respect of UK tax from dividend payments it makes under the Dividend Access Plan regardless of who the recipient of the payment is. The Dividend Access Plan is described further in Item 8.

Jersey taxation

General

The following summary of the anticipated tax treatment in Jersey of WPP and share owners and holders of ADSs (other than residents of Jersey) is based on Jersey taxation law as it is understood to apply at the date of this document. It does not constitute legal or tax advice. Share owners or holders of ADSs should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of ordinary shares or ADSs under the laws of the jurisdictions in which they may be liable to taxation. Share owners or holders of ADSs should be aware that tax rules and practice and their interpretation may change.

Income Tax

(a)	Holders of ordinary shares

WPP will be entitled to pay dividends to holders of ordinary shares without any withholding or deduction for or on account of Jersey tax. Holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

(b)	Holders of ADSs

Under Jersey law and the WPP Articles, WPP is only permitted to pay a dividend to a person who is recorded in its register of members as the holder of an ordinary share. The US Depositary will be recorded in WPP’s register of members as the holder of each ordinary share represented by an ADS. Accordingly, WPP will pay all dividends in respect of each ordinary share represented by an ADS to the US Depositary (as the registered holder of each such ordinary share) rather than to the holder of the ADS.

The US Depositary will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of the ordinary shares held by it. In addition, holders of the ADSs (other than residents of Jersey) should not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ADSs.

Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of ordinary shares or ADSs.

Upon the death of a share owner, a grant of probate or letters of administration will be required to transfer the ordinary shares of the deceased person, except that where the deceased person was domiciled outside of Jersey at the time of death, WPP may (at its discretion) dispense with this requirement where the value of the deceased’s movable estate in Jersey does not exceed £10,000.

Upon the death of a share owner, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(a) (where the deceased person was domiciled in Jersey at the time of death) the deceased person’s personal estate wherever situated (including any ordinary shares) if the net value of such personal estate exceeds £10,000; or

(b) (where the deceased person was domiciled outside of Jersey at the time of death) the deceased person’s personal estate situated in Jersey (including any ordinary shares) if the net value of such personal estate exceeds £10,000.

The rate of stamp duty payable is:

(i) (where the net value of the deceased person’s relevant personal estate does not exceed £100,000) 0.50 per cent. of the net value of the deceased person’s relevant personal estate; or

(ii) (where the net value of the deceased person’s relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 per cent. of the net value of the deceased person’s relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.

US federal income taxation

Introduction

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF WPP SHARES OR WPP ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF ORDINARY SHARES OR ADSs FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON, HOLDERS OF ORDINARY SHARES OR ADSs UNDER THE INTERNAL REVENUE CODE OF 1986; AND (B) HOLDERS OF ORDINARY SHARES OR ADSs SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of certain material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below). The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares or ADSs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10% or more of the voting stock of WPP, investors that hold ordinary shares or ADSs through a permanent establishment, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

This summary deals only with US Holders (as defined below) who elect or are deemed to elect (because they have not withdrawn their ordinary shares from the ADS programme prior to the dividend record date set by the US Depositary), to participate in the Dividend Access Plan.

As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADSs that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for US federal tax purposes, created or organised in or under the laws of the United States or any State thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

This discussion does not address any tax consequences applicable to holders of equity interests in a holder of ordinary shares or ADSs. The US federal income tax treatment of a partner in a partnership that holds ordinary shares or ADSs will depend on the status of the partner and the activities of the partnership. Holders of ordinary shares or ADSs that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of ordinary shares or ADSs.

WPP believes that it is not currently, and it does not expect to become, a passive foreign investment company (a “PFIC”) for US federal income tax purposes and this summary assumes the correctness of this position. WPP’s possible status as a PFIC must be determined annually and therefore may be subject to change. If WPP were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the US federal income tax laws, including the US Internal Revenue Code of 1986, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect, and all of which are subject to change, perhaps with retroactive effect.

The summary of US federal income tax consequences set out below is for general information only. US Holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning the ordinary shares or ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Classification of the ADSs

US Holders of ADSs should be treated for US federal income tax purposes as owners of the ordinary shares represented by the ADSs. Accordingly, the US federal income tax consequences discussed below apply equally to US Holders of ADSs.

Tax on Dividends

Distributions paid by WPP or WPP DAS Limited out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to US corporations.

A US Holder of ADSs generally will include dividends in gross income in the taxable year in which such holder actually receives the dividend. US Holders that surrender their ADSs in exchange for the underlying ordinary shares should consult their tax advisers regarding the proper timing for including dividends in gross income.

Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the ordinary shares or ADSs and thereafter as capital gains. However, WPP does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should, therefore, assume that any distribution with respect to the ordinary shares or ADSs will constitute ordinary dividend income. US Holders should consult their tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from WPP or WPP DAS Limited.

For taxable years that begin before 2011, dividends paid by WPP or WPP DAS Limited will be taxable to a non-corporate US Holder as “qualified dividend income” at the special reduced rate normally applicable to capital gains, provided WPP qualifies for the benefits of the income tax treaty between the United States and the Republic of Ireland (the “Treaty”), which WPP believes to be the case. However, there can be no assurance that WPP will qualify for the benefits of the Treaty going forward. A US Holder will be eligible for this reduced rate only if it has held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder in the case of ordinary shares or the US Depositary (in case of ADSs), regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise a foreign currency gain or loss in respect of the dividend income. Generally, a gain or loss realised on a subsequent conversion of pounds sterling to US dollars or other disposition will be treated as US source ordinary income or loss.

Sale or other disposition

Upon a sale or other disposition of ordinary shares or ADSs (other than an exchange of ADSs for ordinary shares), a US Holder generally will recognise a capital gain or loss equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the ordinary shares or ADSs. This capital gain or loss will generally be US source and will be a long-term capital gain or loss if the US Holder’s holding period in the ordinary shares or ADSs exceeds one year. However, regardless of a US Holder’s actual holding period, any loss may be a long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under the section entitled “Tax on Dividends”, above, and exceeds 10% of the US Holder’s tax basis in its ordinary shares or ADSs. Deductibility of capital losses is subject to limitations.

A US Holder’s tax basis in an ordinary share or an ADS will generally be its US dollar cost. The US dollar cost of an ordinary share or an ADS purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of ordinary shares or ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (the “IRS”).

The surrender of ADSs in exchange for ordinary shares (or vice versa) should not be a taxable event for US federal income tax purposes and US Holders should not recognize any gain or loss upon such a surrender. A US Holder’s tax basis in the withdrawn ordinary shares will be the same as the US

Holder’s tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

The amount realised on a sale or other disposition of ordinary shares or ADSs for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of ordinary shares or ADSs traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be determined using the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Foreign currency received on the sale or other disposition of an ordinary share or an ADS will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognised on a sale or other disposition of a foreign currency (including upon exchange for US dollars) will be US source ordinary income or loss.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Any backup withholding tax will be refunded or allowed as a credit against the US Holder’s US federal income tax liability if the US Holder timely gives the appropriate information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2008 is estimated to be a net asset of £64.0 million (£78.2 million asset with respect to interest rate swaps and £14.2 million liability for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

The Group’s principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 97.2% of the Group’s gross indebtedness at 31 December 2008 (at $3,060 million, £749 million and €1,405 million) and 96.5% of the Group’s average gross debt during the course of 2008 (at $1,944 million, £819 million and €1,137 million). Including the effect of interest rate and cross-currency swaps, 27.5% of the year end US dollar net debt is at fixed rates averaging 5.8% for an average period of 56 months; and 55.1% of the euro net debt is at fixed rates averaging 6.8% for an average period of 58 months; and 51.5% of sterling net debt is at a fixed at rate of 5.7% for an average period of 88 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2008 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently.

The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of 31 December 2008:

2008 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	578.0	5.79%	n/a	56
-floating	1,521.7	n/a	LIBOR	n/a
€ -fixed	742.0	6.80%	n/a	58
-floating	603.9	n/a	LIBOR	n/a
£ -fixed	400.0	5.69%	n/a	88
-floating	376.7	n/a	LIBOR	n/a
¥ -fixed	68.0	2.07%	n/a	60
$C2 -floating	53.6	n/a	LIBOR	n/a
Other	41.8	n/a	LIBOR	n/a
	4,385.7

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2008 the amounts still to be written to income were £2.7 million in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The significant terms of the interest rate swap agreements in place as of 31 December 2008:

	2008	2008	2008	2008	2008	2008
	€	£	$	€	$	£
Notional principal amount	€1,100m	£200m	$140m	€100m	$30m	£25m
Average rate payable	EURIBOR +0.6750%	6m Libor +0.6425%	3m Libor +0.6160%	Fixed 5.5625%	Fixed 5.48%	3m Libor +0.6650%
Average rate receivable	4.8125%	6.00%	6.3599%	3m Euribor +0.955%	3m Libor +1.35375%	Fixed -6.51%
Average term	60 months	101 months	70 months	66 months	6 months	104 months
Latest maturity date	Jan-15	Apr-17	Sep-14	Jun-14	Jul-09	Jul-17

Foreign currency

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net investments using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros.

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

At 31 December 2008 the Group holds forward foreign exchange contracts of €473.7 million R159.5 million, and $485 million. The forward exchange rates to sterling that the Group is fixed into are 0.9194, 15.7633, and 1.4885 respectively. The contracts all mature in 2009.

These arrangements are designed to address significant exchange exposures and are renewed on a revolving basis as required.

The following table sets forth details on the cross currency swaps as of 31 December 2008, by currency:

	2008	2008	2008	2008	2008	2008	2008	2008	2008	2008	2008
	€/$	$/€	£/€	¥/€	$/€	$/€	$/€	$/€	$/€	$/€	$/€
Currency Payable	€228.0m	$66.2m	£13.7m	¥ 9,000m	$115m	$110.0m	$110.0m	$180.4m	$180.3m	$180.3m	$180.8m
Currency Receivable	$278.3m	€55.1m	€20.0m	€56.6m	€85.6m	€81.9m	€81.9m	€124.5m	€124.5m	€124.5m	€124.8m
Currency Rate Payable	3m Euribor +0.955%	6m Libor +0.056%	3m Libor	Fixed 2.0675%	6m Libor +0.559%	3m Libor +0.549%	3m Libor +0.562%	Fixed 5.165%	Fixed 5.60%	3m Libor +0.8575%	6m Libor +0.8450%
Currency Rate Receivable	Fixed 5.8750%	Fixed 3.40%	Fixed 3.37%	6m Euribor +0.555%	6m Euribor +0.555%	6m Euribor +0.555%	6m Euribor +0.555%	6m Euribor +0.795%	6m Euribor +0.795%	6m Euribor +0.795%	6m Euribor +0.795%

Credit risk

The Group’s principal financial assets are short term deposits and cash, trade and other receivables and investments, the carrying value of which represents the Group’s maximum exposure to credit risk in relation to financial assets.

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

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are either funds invested in government issued securities or banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

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

Non-derivative financial instruments

The book and fair value of our $650 million bonds, €1,850 million Eurobonds, £600 million bonds, drawings under the $1,600 million revolving credit facility, drawings under the £600 million revolving credit facility and £650 million amortizing term loan at 31 December 2008 was £4,385.7 million and £3,630.0 million, respectively. The fair value is calculated by reference to market prices at 31 December 2008. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see Item 5(B) and note 10 to the consolidated financial statements.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

Additional Information on the Company’s risk management policies and financial instruments is disclosed in footnotes 24 and 25 to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2008. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as of 31 December 2008. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management believes that as of 31 December 2008 our internal control over financial reporting was effective.

The Company acquired TNS on 30 October 2008, and has excluded the acquired company from its assessment of and conclusion on the effectiveness of internal control over financial reporting. The acquired business constituted 11.1% of total assets, 3.6% of revenues and 1.4% of operating profit as of and for the year ended 31 December 2008.

The Company’s internal control over financial reporting, as at 31 December 2008, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audit the Company’s consolidated financial statements. Their audit report is presented on page 89.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Taylor Nelson Sofres plc, which was acquired on 30 October 2008 and whose financial statements constitute 11.1% of total assets, 3.6% of revenues, and 1.4% of operating profit of the consolidated financial statement amounts as of and for the year ended 31 December 2008. Accordingly, our audit did not include the internal control over financial reporting at Taylor Nelson Sofres plc. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2008 of the Company and our report dated 12 May 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

Chartered accountants and registered auditors,

London, United Kingdom

12 May 2009

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2008, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. Audit Committee Financial Expert

The audit committee consisted of Paul Spencer, Bud Morten, Jeffrey Rosen and Colin Day at 31 December 2008. Tim Shriver joined the committee on 12 February 2009 and Bud Morten stepped down at the same date. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

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

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

ITEM 16C. Principal Accountant Fees and Services

	2008	2007
	£m	£m
Audit fees	18.4	16.2
Audit-related fees[1]	0.4	0.4
Tax fees[2]	3.1	3.6
All other[3]	5.9	4.0
	27.8	24.2

Notes

[1]	Audit related fees include review of the interim financial statements and Form 20-F.
[2]	Tax fees comprise tax advisory, planning and compliance services.
[3]	Other fees comprise further assurance services, including fees for due diligence and transition support services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation), taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte LLP, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditory Practices Board and independence rules of the SEC. Other categories of work may be undertaken by Deloitte LLP subject to an approvals process that is designed appropriately for different categories and values of proposed work.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

At the Annual General Meeting of the Company on 26 June 2007 a special resolution was passed authorising WPP Group plc to make market purchases of its own shares up to a maximum number of 122,579,509 ordinary shares. This authority expired at the conclusion of the Annual General Meeting of WPP Group plc on 24 June 2008 and was replaced by a new authority to purchase up to a maximum number of 117,155,289 ordinary shares until the conclusion of the Annual General Meeting of WPP Group plc in June 2009. In preparation for the Scheme of Arrangement, a special resolution was passed in October 2008 authorising the new parent company, WPP plc, to make market purchases of its own shares up to a maximum of 117,476,114 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2009 or 30 December 2009. Purchases made in 2008 are described in the table below:

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	7,907,898	£5.97	7,907,898	77,961,688
February	2,725,550	£6.09	2,725,550	75,236,138
March	4,977,776	£5.85	4,977,776	70,258,362
April	1,809,590	£5.95	1,809,590	68,448,772
May	1,400,000	£6.13	1,400,000	67,048,772
June	—			117,155,289
July	—		—	117,155,289
August	—		—	117,155,289
September	—		—	117,155,289
October	—		—	117,476,114
November	—		—	117,476,114
December	—		—	117,476,114
Total	18,820,814	£5.96	18,820,814

ITEM 16F. Change in a registrant’s Certifying Accountant

Not applicable.

ITEM 16G. Corporate governance

The Company’s ADSs are listed on the NASDAQ Global Select Market. In general, under NASDAQ’s Rule 5615, foreign private issuers such as WPP listed on NASDAQ are permitted to follow home country corporate governance practices instead of certain provisions of NASDAQ’s Rule 5600 Series, which pertain to corporate governance by listed issuers. A foreign private issuer that elects to follow a home country practice instead of any such provisions of the Rule 5600 Series must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. The Company’s independent Jersey counsel has certified to NASDAQ that the Company’s corporate governance practices are not prohibited by the laws of Jersey.

The requirements of the Rule 5600 Series and the corporate governance practices that the Company follows in lieu thereof are described below:

•

Rule 5620(c) requires that the quorum for any meeting of stockholders must not be less than 33 1 /3% of the outstanding shares of a company’s common voting stock. The Company’s Articles of Association provide that the necessary quorum for a general share owner meeting is a minimum of two persons entitled to vote on the business to be transacted, each being a share owner or a proxy for a share owner or a duly authorized representative of a corporate share owner.

•

Rule 5635(c) requires that issuers obtain stockholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. The Company seeks share owner approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the Listing Rules of the UK Listing Authority (“the Listing Rules”) and the laws of Jersey. Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rules):

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

PART III

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc as at 31 December 2008, 2007 and 2006 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 of the Registrant’s Report on Form 6-K filed on 9 December 2008).

2.1

Deposit Agreement dated as of 19 November 2008 among WPP plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A) to the Registrant’s Registration Statement on Form

F-6EF filed on 18 November 2008).

2.1	Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.2	First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.4	Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited and WPP Group plc, as Guarantors, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.5	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.6).

2.6	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.6).

2.7	Third Supplemental Indenture, dated as of 19 December 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited, WPP Group plc and WPP Spangle, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).

2.8	Fourth Supplemental Indenture, dated as of 7 October 2008, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings (formerly known as WPP Spangle), WPP 2005 Limited and WPP Group plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).

Exhibit No.	Exhibit Title

2.9	Fifth Supplemental Indenture, dated as of 30 April 2009, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings, WPP 2005 Limited, WPP 2008 Limited (formerly known as WPP Group plc) and WPP plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014.*

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 4.375% Bonds due 5 December 2013 (incorporated by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.25% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S. $1,600,000,000 Revolving Credit Facility Agreement dated 23 August 2005 and Amended and Restated on 17 November 2008.*

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £600,000,000 Revolving Credit Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008.*

2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008.*

2.18	Fifth Supplemental Indenture, dated as of 7 October 2008, among WPP plc, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, LLC, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033.*

4.1	Revolving Credit Facility and Term Out Facility Agreement, dated 7 August 2000 (incorporated herein by reference to Exhibit 99.1 of the Registrant’s Form 6-K filed on 28 August 2000).

4.2	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

Exhibit No.	Exhibit Title

4.3	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.4	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.5	Young & Rubicam Holdings Inc. Restricted Stock Plan (incorporated herein by reference to Exhibit 10.4 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.6	Young & Rubicam Holdings Inc. Management Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.7	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.8	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.9	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.10	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.11	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.12	Ogilvy & Mather ERISA Excess Plan Summary Plan Description.*

4.13	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution.*

4.14	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution.*

4.15	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description.*

4.16	Grey Global Group Inc. 2003 Senior Management Incentive Plan (incorporated herein by reference to Exhibit A to Grey Global Group Inc. Annual Meeting Proxy Statement dated 21 August 2003 (File No. 000-07898)).

4.17	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).

4.18	WPP Executive Stock Option Plan.*

4.19	WPP plc Performance Share Plan.*

4.20	WPP plc Restricted Stock Plan.*

Exhibit No.	Exhibit Title

4.21	WPP 2005 Executive Stock Option Plan.*

4.22	WPP Annual Bonus Deferral Programme.*

4.23	2004-2006 Long Term Incentive Plan Participant Guide (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.24	GroupM Executive Savings Plan Summary Plan Description.*

4.25	Agreement and Plan of Merger, dated as of 17 May 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc. (incorporated herein by reference to Exhibit 2.1 to 24/7 Real Media, Inc. Current Report on Form 8-K filed on 17 May 2007).

4.26	Amendment No. 1, dated 12 July 2007, to Agreement and Plan of Merger, dated as of 17 May 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc. (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

4.27	WPP 2008 Executive Stock Option Plan.*

4.28	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc.*

4.29	Service Agreement in the USA, effective 19 November 2008, between WPP Group USA, Inc. and Sir Martin Sorrell.*

4.30	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson.*

4.31	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson.*

4.32	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read.*

4.33	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read.*

4.34	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson.*

4.35	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson.*

4.36	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc.*

4.37	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).

4.38	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

4.39	Amendment No. 2 to the Grey Global Group Inc. 2003 Senior Management Incentive Plan, effective as of January 1, 2009.*

4.40	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan.*

Exhibit No.	Exhibit Title

4.41	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009.*

4.42	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009.*

4.43	Taylor Nelson Sofres 2001 Equity Participation Plan.*

4.44	Taylor Nelson Sofres plc 2005 Long Term Incentive Plan.*

4.45	Taylor Nelson Sofres New Share Plan.*

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive.*

12.2	Certification of Group Finance Director.*

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/S/ PAUL W G RICHARDSON
Paul W G Richardson Group Finance Director

12	May 2009

Item 18

WPP plc

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2008 and 2007, and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements for each of the three years in the period ended 31 December 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPP plc and subsidiaries as at 31 December 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2008, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 12 May 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

Chartered accountants and registered auditors,

London, United Kingdom

12 May 2009

Our 2008 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2008 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”) as they apply to the financial statements of the Group for the year ended 31 December 2008.

Basis of preparation

The financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

Basis of consolidation

In November 2008, pursuant to a Scheme of Arrangement under Part 26 of the Companies Act 2006, a new parent company was introduced which is now called WPP plc (Newco). The previous parent company has been renamed and re-registered as WPP 2008 Limited (Oldco).

The introduction of a new holding company constitutes a Group reconstruction and has been accounted for using merger accounting principles. Therefore, although the Group reconstruction did not become effective until November 2008, the consolidated financial statements of WPP plc are presented as if Newco and Oldco had always been part of the same Group. Accordingly, the results of the Group for the entire year ended 31 December 2008 are shown in the consolidated income statement and the comparative figures for the years ended 31 December 2007 and 2006 are also prepared on this basis. Earnings per share are unaffected by the reorganisation.

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

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships and capitalised computer software not integral to a related item of hardware.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

Corporate brand names and customer relationships acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

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

Accounting policies (continued)

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

•	Brand names – 10-20 years.

•	Customer related intangibles – 3-10 years.

•	Other proprietary tools – 3-10 years.

•	Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is obtained by discounting to present value of the amounts expected to be payable in the future. The resulting interest charge is included within finance costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the assets. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

•	Freehold buildings – 50 years.

•	Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.

•	Fixtures, fittings and equipment – 3-10 years.

•	Computer equipment – 3-5 years.

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

Accounting policies (continued)

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

The income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Accounting policies (continued)

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

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

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

Accounting policies (continued)

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

Accounting policies (continued)

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRIC 13 Customer Loyalty;

•	IFRIC 16 Hedges of a Net Investment in a Foreign Operation;

•	IFRIC 17 Distributions of Non-cash Assets to Owners;

•	IFRIC 18 Transfers of Assets from Customers;

•	IFRS 1 (amended)/IAS 27 (amended): Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;

•	IFRS 2 (amended): Share-Based Payment-Vesting Conditions and Cancellations;

•	IFRS 8 Operating Segments;

•	IAS 1 (revised) Presentation of Financial Statements;

•	IAS 23 (revised) Borrowing Costs; and

•	IAS 32 (amended)/IAS 1 (amended): Puttable Financial Instruments and Obligations arising on Liquidation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2009.

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

•	equity interests held prior to control being obtained must be re-measured to fair value at the acquisition date, with any gain or loss recognised in the income statement; and

•	increases in ownership interest in a subsidiary that do not result in a change of control are treated as

Accounting policies (continued)

transactions among equity holders and are reported within equity. No gain or loss is recognised on such transactions and goodwill is not re-measured.

The revisions to the standards apply prospectively to business combinations for which the acquisition date is on or after the first annual financial reporting period beginning on or after 1 July 2009. Consequently, the impact that these revised standards will have on the financial statements of the Group will depend on the circumstances of business combinations occurring on or after 1 January 2010.

In the current year, the following interpretations issued became effective:

•	IFRIC 11: IFRS 2 – Group and Treasury Share Transactions; and

•	IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction.

The adoption of these interpretations has not led to any changes in the Group’s accounting policies.

Critical judgements in applying accounting policies

Management is required to make key decisions and judgements in the process of applying the Group’s accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill and other intangibles, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

Consolidated income statement

For the years ended 31 December 2008, 2007, 2006

	Notes	2008 £m	2007 £m	2006 £m
Revenue	2	7,476.9	6,185.9	5,907.8
Direct costs		(467.5)	(335.5)	(296.8)
Gross profit		7,009.4	5,850.4	5,611.0
Operating costs	3	(6,133.4)	(5,045.7)	(4,869.4)
Operating profit	2	876.0	804.7	741.6
Share of results of associates	4	46.0	41.4	41.1
Profit before interest and taxation		922.0	846.1	782.7
Finance income	6	169.6	139.4	111.0
Finance costs	6	(344.8)	(266.1)	(211.7)
Profit before taxation		746.8	719.4	682.0
Taxation	7	(232.9)	(204.3)	(199.4)
Profit for the year		513.9	515.1	482.6

Attributable to:
Equity holders of the parent		439.1	465.9	435.8
Minority interests		74.8	49.2	46.8
		513.9	515.1	482.6

Earnings per share[1]	9
Basic earnings per ordinary share		38.4p	39.6p	36.3p
Diluted earnings per ordinary share		37.6p	38.0p	35.2p

Notes

The accompanying notes form an integral part of this income statement.

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated cash flow statement

For the years ended 31 December 2008, 2007, 2006

	Notes	2008 £m	2007 £m	2006 £m
Net cash inflow from operating activities	11	922.7	891.3	661.4
Investing activities
Acquisitions and disposals	11	(1,049.1)	(674.8)	(215.6)
Purchases of property, plant and equipment		(196.8)	(151.1)	(167.8)
Purchases of other intangible assets (including capitalised computer software)		(23.8)	(19.7)	(16.7)
Proceeds on disposal of property, plant and equipment		11.5	8.3	22.4
Net cash outflow from investing activities		(1,258.2)	(837.3)	(377.7)
Financing activities
Share option proceeds		10.6	34.8	70.9
Share repurchases and buy-backs	11	(105.3)	(415.4)	(257.7)
Net increase in borrowings	11	810.4	498.9	382.1
Financing and share issue costs		(19.4)	(8.3)	(3.7)
Equity dividends paid	8	(161.8)	(138.9)	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings		(63.5)	(38.9)	(28.8)
Net cash inflow/(outflow) from financing activities		471.0	(67.8)	43.9
Net increase/(decrease) in cash and cash equivalents		135.5	(13.8)	327.6
Translation differences		120.3	119.2	(50.3)
Cash and cash equivalents at beginning of year		1,062.3	956.9	679.6
Cash and cash equivalents at end of year	11	1,318.1	1,062.3	956.9

Note

The accompanying notes form an integral part of this cash flow statement.

Consolidated statement of recognised income and expense

For the years ended 31 December 2008, 2007, 2006

	Notes		2008 £m	2007 £m	2006 £m
Profit for the year			513.9	515.1	482.6
Exchange adjustments on foreign currency net investments	(i	)	1,379.2	68.7	(352.3)
(Loss)/gain on revaluation of available for sale investments			(51.3)	108.1	9.5
Actuarial (loss)/gain on defined benefit pension schemes	(ii	)	(82.2)	30.0	11.3
Deferred tax credit/(charge) on defined benefit pension schemes			0.7	(9.9)	5.3
Net income/(expense) recognised directly in equity			1,246.4	196.9	(326.2)
Total recognised income and expense relating to the year			1,760.3	712.0	156.4
Attributable to:
Equity holders of the parent			1,685.5	662.8	109.6
Minority interests			74.8	49.2	46.8
			1,760.3	712.0	156.4

Notes

The accompanying notes form an integral part of this statement of recognised income and expense.

(i)

Exchange adjustments on foreign currency net investments of £1,379.2 million in the year ended 31 December 2008 (2007: £68.7 million, 2006: £(352.3) million) largely arises from the retranslation at year-end exchange rates of the Group’s opening, non-sterling assets and liabilities. During 2008 the US dollar and the euro strengthened against sterling by over 26% and 23% respectively. This had a significant impact on the Group’s balance sheet and the amount taken into equity in respect of the retranslation of net assets.

(ii)

The actuarial loss on defined benefit pension schemes of £82.2 million for the year ended 31 December 2008 (2007: gain of £30.0 million, 2006: gain of £11.3 million) was largely due to a decrease in pension scheme asset values in 2008 and reflects the deterioration in the global economic environment during the year. Approximately £58.0 million or 70% of this actuarial loss arose on the Group’s pension plans in North America.

Consolidated balance sheet

At 31 December 2008, 2007

	Notes	2008 £m	2007 £m
Non-current assets
Intangible assets:
Goodwill	12	9,093.2	6,071.7
Other	12	2,295.8	1,154.6
Property, plant and equipment	13	690.7	449.6
Interests in associates	14	714.3	540.1
Other investments	14	310.9	268.6
Deferred tax assets	15	65.6	56.0
Trade and other receivables	17	185.2	149.3
		13,355.7	8,689.9
Current assets
Inventory and work in progress	16	343.9	343.9
Corporate income tax recoverable		53.1	37.2
Trade and other receivables	17	8,138.1	6,140.8
Cash and short-term deposits		2,572.5	2,040.2
		11,107.6	8,562.1
Current liabilities
Trade and other payables	18	(10,407.7)	(8,248.9)
Corporate income tax payable		(87.8)	(70.0)
Bank overdrafts and loans	20	(1,640.8)	(1,585.9)
		(12,136.3)	(9,904.8)
Net current liabilities		(1,028.7)	(1,342.7)
Total assets less current liabilities		12,327.0	7,347.2
Non-current liabilities
Bonds and bank loans	20	(3,999.3)	(1,740.0)
Trade and other payables	19	(553.9)	(460.4)
Corporate income tax liability		(489.0)	(336.2)
Deferred tax liabilities	15	(917.1)	(464.0)
Provision for post-employment benefits	23	(272.0)	(135.0)
Provisions for liabilities and charges	21	(135.9)	(116.8)
		(6,367.2)	(3,252.4)
Net assets		5,959.8	4,094.8
Equity
Called-up share capital	26, 27	125.5	119.2
Share premium account	27	8.6	103.9
Shares to be issued	27	8.7	5.3
Merger reserve	27	(5,138.8)	(1,365.9)
Other reserves	27	1,250.5	(114.9)
Own shares	27	(189.8)	(255.3)
Retained earnings	27	9,697.5	5,482.1
Equity share owners’ funds		5,762.2	3,974.4
Minority interests		197.6	120.4
Total equity		5,959.8	4,094.8

Note

The accompanying notes form an integral part of this balance sheet.

Notes to the consolidated financial statements

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is 6 Ely Place, Dublin 2, Ireland. The nature of the Group’s operations and its principal activities are set out in note 2. These financial statements are presented in pounds sterling.

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

Operating sectors

Segment information about these businesses is presented below:

	Revenue[1]	Operating profit	Share of result of associates	Profit before interest and taxation	Finance income	Finance costs	Profit before taxation	Taxation	Profit for the year
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2008
Advertising and Media
Investment Management	3,329.5	501.0	32.7	533.7
Information, Insight & Consultancy	1,301.8	119.3	5.4	124.7
Public Relations & Public Affairs	752.3	117.9	4.1	122.0
Branding & Identity, Healthcare and Specialist Communications	2,093.3	137.8	3.8	141.6
	7,476.9	876.0	46.0	922.0	169.6	(344.8)	746.8	(232.9)	513.9
2007
Advertising and Media
Investment Management	2,871.3	384.4	28.1	412.5
Information, Insight & Consultancy	905.4	99.2	3.9	103.1
Public Relations & Public Affairs	641.4	101.7	2.1	103.8
Branding & Identity, Healthcare and Specialist Communications	1,767.8	219.4	7.3	226.7
	6,185.9	804.7	41.4	846.1	139.4	(266.1)	719.4	(204.3)	515.1
2006
Advertising and Media
Investment Management	2,806.9	365.2	21.9	387.1
Information, Insight & Consultancy	892.9	89.0	1.9	90.9
Public Relations & Public Affairs	595.7	83.5	3.2	86.7
Branding & Identity, Healthcare and Specialist Communications	1,612.3	203.9	14.1	218.0
	5,907.8	741.6	41.1	782.7	111.0	(211.7)	682.0	(199.4)	482.6

Note

[1]	Intersegment sales have not been separately disclosed as they are not material.

	Headline PBIT[1]	Headline PBIT margin	Headline PBIT[1]	Headline PBIT margin	Headline PBIT[1]	Headline PBIT margin
	2008 £m	2008%	2007 £m	2007%	2006 £m	2006%
Advertising and Media Investment Management	581.3	17.5	466.9	16.3	443.7	15.8
Information, Insight & Consultancy	147.6	11.3	104.3	11.5	98.7	11.1
Public relations & Public Affairs	124.9	16.6	106.5	16.6	89.5	15.0
Branding & Identity, Healthcare and Specialist Communications	264.4	12.6	250.3	14.2	227.1	14.1
	1,118.2	15.0	928.0	15.0	859.0	14.5

Note

[1]	See note 31 for reconciliation of profit before interest and taxation to headline PBIT.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Goodwill additions	Acquired intangibles additions	Capital additions[1]	Depreciation and amortisation	Goodwill impairment & write-downs	Interest in associates
	£m	£m	£m	£m	£m	£m	£m
2008
Advertising and Media Investment Management	33.3	90.0	14.0	93.3	117.8	9.1	474.9
Information, Insight & Consultancy	7.5	1,179.4	715.6	50.9	43.5	3.0	96.7
Public Relations & Public Affairs	4.3	–	0.5	13.3	16.0	–	59.6
Branding & Identity, Healthcare and Specialist Communications	17.2	81.7	–	63.1	74.1	73.5	83.1
	62.3	1,351.1	730.1	220.6	251.4	85.6	714.3
2007
Advertising and Media Investment Management	35.0	56.8	3.9	96.5	100.0	33.2	328.9
Information, Insight & Consultancy	7.4	39.3	2.3	19.9	18.1	–	90.8
Public Relations & Public Affairs	4.3	35.9	–	10.7	14.1	0.6	59.0
Branding & Identity, Healthcare and Specialist Communications	15.7	471.7	79.5	45.2	52.5	12.0	61.4
	62.4	603.7	85.7	172.3	184.7	45.8	540.1
2006
Advertising and Media Investment Management	43.7	60.9	4.5	105.8	114.3	28.7	257.1
Information, Insight & Consultancy	7.7	12.9	0.4	19.5	17.2	5.6	83.1
Public Relations & Public Affairs	4.7	55.5	6.0	15.1	13.8	0.9	18.7
Branding & Identity, Healthcare and Specialist Communications	14.8	78.3	9.4	44.1	40.6	9.1	52.5
	70.9	207.6	20.3	184.5	185.9	44.3	411.4

Note

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

	Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2008
Advertising and Media Investment Management	12,034.5			(8,757.8)
Information, Insight & Consultancy	3,830.0			(1,022.3)
Public Relations & Public Affairs	1,583.3			(363.7)
Branding & Identity, Healthcare and Specialist Communications	4,324.3			(1,225.7)
	21,772.1	2,691.2	24,463.3	(11,369.5)	(7,134.0)	(18,503.5)
2007
Advertising and Media Investment Management	8,963.4			(7,238.5)
Information, Insight & Consultancy	1,008.9			(395.5)
Public Relations & Public Affairs	1,307.2			(296.0)
Branding & Identity, Healthcare and Specialist Communications	3,839.1			(1,031.1)
	15,118.6	2,133.4	17,252.0	(8,961.1)	(4,196.1)	(13,157.2)

Note

[1]

Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2008 £m		2007 £m		2006 £m
Revenue[1]
North America		2,603.2		2,266.7		2,291.1
UK		954.2		890.3		856.3
Continental Europe		2,127.3		1,657.4		1,532.9
Asia Pacific, Latin America, Africa & Middle East		1,792.2		1,371.5		1,227.5
		7,476.9		6,185.9		5,907.8

	Margin		Margin		Margin
Headline PBIT[2]
North America	16.8%	438.3	17.3%	391.5	17.0%	389.0
UK	13.0%	124.1	12.0%	107.1	11.4%	97.9
Continental Europe	14.3%	303.5	13.5%	223.0	12.7%	194.3
Asia Pacific, Latin America, Africa & Middle East	14.1%	252.3	15.0%	206.4	14.5%	177.8
	15.0%	1,118.2	15.0%	928.0	14.5%	859.0
Segment Assets
North America		7,430.5		5,494.4		4,536.0
UK		2,499.2		1,691.4		1,693.8
Continental Europe		7,304.1		4,748.5		3,946.0
Asia Pacific, Latin America, Africa & Middle East		4,538.3		3,184.3		2,721.1
		21,772.1		15,118.6		12,896.9
Capital additions[3]
North America		93.5		74.8		90.1
UK		27.3		28.2		29.4
Continental Europe		54.6		31.2		28.7
Asia Pacific, Latin America, Africa & Middle East		45.2		38.1		36.3
		220.6		172.3		184.5

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for reconciliation of profit before interest and taxation to headline PBIT.
[3]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).

3. Operating costs

	2008 £m	2007 £m	2006 £m
Total staff costs (note 5)	4,351.8	3,607.9	3,474.4
Establishment costs	521.3	427.2	419.1
Other operating costs (net)	1,260.3	1,010.6	975.9
Total operating costs	6,133.4	5,045.7	4,869.4
Operating costs include:
Goodwill impairment	84.1	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 12)[1]	1.5	1.7	8.8
Investment write-downs	30.5	–	–
Cost of changes to corporate structure	4.6	–	–
Amortisation and impairment of acquired intangible assets (note 12)	78.4	40.3	43.3
Amortisation of other intangible assets (note 12)	23.4	18.1	13.5
Depreciation of property, plant and equipment	145.4	123.7	127.3
Losses/(gains) on sale of property, plant and equipment	1.9	1.0	(3.7)
Gains on disposal of investments	(3.4)	(3.4)	(7.3)
Net foreign exchange (gains)/losses	(18.3)	1.1	5.0
Operating lease rentals:
Land and buildings	325.2	261.1	251.7
Plant and machinery	26.5	25.8	30.4
	351.7	286.9	282.1

Notes

[1]

The goodwill write-down in relation to the utilisation of pre-acquisition tax losses is due to the better than expected performance of certain acquisitions in the year. This enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable.

In 2008, operating profit includes credits totalling £23.7 million (2007: £16.8 million, 2006: £10.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2007. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 ‘Business combinations’, are given in note 28.

All of the operating costs of the Group are related to administrative expenses.

Auditors’ remuneration:

	2008 £m	2007 £m	2006 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.7	1.7	1.7
The audit of the Company’s subsidiaries pursuant to legislation	13.3	11.4	10.8
	15.0	13.1	12.5
Other services pursuant to legislation	3.8	3.5	4.0
Fees payable to the auditors pursuant to legislation	18.8	16.6	16.5
Tax advisory services	2.2	2.7	2.8
Tax compliance services	0.9	0.9	1.1
	3.1	3.6	3.9
Corporate finance services	1.5	1.0	–
Other services	4.4	3.0	3.3
Total non-audit fees	9.0	7.6	7.2
Total fees	27.8	24.2	23.7

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Minimum committed annual rentals

Amounts payable in 2009 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2009 £m	2008 £m	2007 £m	2009 £m	2008 £m	2007 £m
In respect of operating leases which expire:
– within one year	6.6	6.4	6.9	63.4	27.9	30.8
– within two to five years	14.2	12.9	13.5	168.3	115.5	95.5
– after five years	0.3	0.3	1.8	107.5	75.0	75.8
	21.1	19.6	22.2	339.2	218.4	202.1

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2008 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net Payment £m
Year ending 31 December
2009	360.3	(25.3)	335.0
2010	326.4	(22.4)	304.0
2011	273.8	(20.8)	253.0
2012	241.9	(19.5)	222.4
2013	199.2	(11.2)	188.0
Later years	1,151.6	(20.7)	1,130.9
	2,553.2	(119.9)	2,433.3

4. Share of results of associates

Share of results of associates include:

	2008 £m	2007 £m	2006 £m
Share of profit before interest and taxation	71.5	65.8	61.4
Share of exceptional (losses)/gains	(0.5)	0.8	4.0
Share of interest and minority interest	0.5	0.5	0.9
Share of taxation	(25.5)	(25.7)	(25.2)
	46.0	41.4	41.1

5. Our people

Our staff numbers averaged 97,438 against 84,848 in 2007 and 77,686 in 2006, including acquisitions. Their geographical distribution was as follows:

	2008	2007	2006
North America	24,493	23,294	22,477
UK	8,971	8,543	8,484
Continental Europe	23,562	21,367	19,935
Asia Pacific, Latin America, Africa & Middle East	40,412	31,644	26,790
	97,438	84,848	77,686

Their operating sector distribution was as follows:

	2008	2007	2006
Advertising and Media Investment Management	45,754	42,948	41,030
Information, Insight & Consultancy	14,934	11,524	10,869
Public Relations & Public Affairs	7,682	7,167	6,616
Branding & Identity, Healthcare and Specialist Communications	29,068	23,209	19,171
	97,438	84,848	77,686

At the end of 2008 staff numbers were 112,262 (2007: 90,182, 2006: 79,352). Including all employees of associated undertakings, this figure was approximately 135,000 at 31 December 2008 (2007: 111,000, 2006: 98,000).

5. Our people (continued)

Total staff costs were made up as follows:

	2008 £m	2007 £m	2006 £m
Wages and salaries	3,044.6	2,492.6	2,385.8
Cash-based incentive plans	151.4	168.3	176.0
Share-based incentive plans (note 22)	62.3	62.4	70.9
Social security costs	346.4	288.3	281.7
Other pension costs (note 23)	98.3	80.7	81.7
Other staff costs	648.8	515.6	478.3
	4,351.8	3,607.9	3,474.4
Staff cost to revenue ratio	58.2%	58.3%	58.8%

Included above are charges of £5.1 million (2007: £6.5 million, 2006: £5.3 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Compensation for key management personnel also included £3.6 million (2007: £4.2 million, 2006: £4.1 million) of short-term benefits and £0.6 million (2007: £0.5 million, 2006: £0.5 million) of post employment benefits.

6. Finance income and finance costs

Finance income includes:

	2008 £m	2007 £m	2006 £m
Expected return on pension scheme assets (note 23)	31.3	28.1	25.2
Income from available for sale investments	9.7	9.2	5.7
Interest income	128.6	102.1	80.1
	169.6	139.4	111.0

Finance costs include:

	2008 £m	2007 £m	2006 £m
Interest on pension scheme liabilities (note 23)	38.9	33.8	32.4
Interest on other long-term employee benefits	1.6	1.5	0.4
Interest payable and similar charges[1]	278.9	214.8	170.9
Finance charges (excluding revaluation of financial instruments)	319.4	250.1	203.7
Revaluation of financial instruments accounted at fair value through profit or loss	25.4	16.0	8.0
	344.8	266.1	211.7

The following are included in the revaluation of financial instruments accounted at fair value through profit and loss shown above:

	2008 £m	2007 £m	2006 £m
Movements in fair value of treasury instruments	13.9	6.7	3.3
Revaluation of put options over minority interests	11.5	9.3	4.7
	25.4	16.0	8.0

Note

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

The majority of the Group’s long-term debt is represented by $650 million of US dollar bonds at an interest rate of 5.875% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average of 5.52% (prior to any interest rate or currency swaps) and £600 million of sterling bonds at 6.13%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to $774 million at an average interest rate of 5.28% inclusive of margin.

Average borrowings under the US Commercial Paper Program (note 10) amounted to $10 million at an average interest rate of 2.83% inclusive of margin.

Notes to the consolidated financial statements (continued)

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2008 £m	2007 £m	2006 £m
Corporation tax
Current year	217.7	240.4	253.5
Prior years	7.0	(52.2)	(52.5)
	224.7	188.2	201.0
Deferred tax
Current year	(8.4)	10.2	(17.6)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(12.4)	(2.8)	(9.1)
	(20.8)	7.4	(26.7)
Prior years	29.0	8.7	25.1
	8.2	16.1	(1.6)
Tax charge	232.9	204.3	199.4

The tax charge for the year can be reconciled to profit before taxation in the income statement as follows:

	2008 £m	2007 £m	2006 £m
Profit before taxation	746.8	719.4	682.0
Tax at the blended UK corporation tax rate of 28.5% (2007, 2006: UK 30%)	212.8	215.8	204.6
Tax effect of share of results of associates	(13.4)	(12.4)	(12.3)
Tax effect of expenses that are not (taxable)/deductible	(11.7)	34.7	25.4
Tax effect of utilisation or recognition of tax losses not previously recognised	(6.5)	(29.6)	(24.4)
Effect of different tax rates of subsidiaries operating in other jurisdictions	3.5	26.7	19.9
Unused tax losses carried forward	12.2	12.5	13.7
Prior period adjustments	36.0	(43.4)	(27.5)
Tax charge	232.9	204.3	199.4
Effective tax rate on profit before tax	31.2%	28.4%	29.2%

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

The tax laws that apply to the Group’s subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group’s tax liabilities and deferred tax assets and liabilities where necessary.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2008		2007		2006		2008 £m	2007 £m	2006 £m
Per share	Pence per share
2007 Final dividend paid	9.13	p	7.61	p	6.34	p	103.1	89.1	76.1
2008 First interim dividend paid	5.19	p	4.32	p	3.60	p	58.7	49.8	42.8
	14.32	p	11.93	p	9.94	p	161.8	138.9	118.9

Second interim dividend for the year ended 31 December 2008:

	2008		2007		2006
Per share	Pence per share
2008 Second interim dividend	10.28	p	9.13	p	7.61	p

The payment of this dividend will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic Reported EPS is as follows:

	2008		2007		2006
Reported earnings[1] (£m)	439.1		465.9		435.8
Average shares used in Basic EPS calculation (m)	1,143.4		1,176.9		1,201.0
Reported EPS	38.4	p	39.6	p	36.3	p

Note

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported EPS is set out below:

	2008		2007		2006
Diluted reported earnings (£m)	439.9		466.8		436.9
Average shares used in diluted EPS calculation (m)	1,169.6		1,227.1		1,242.2
Diluted reported EPS	37.6	p	38.0	p	35.2	p

Diluted EPS has been calculated based on the diluted reported earnings amounts above. For the years ended 31 December 2008, 31 December 2007 and 31 December 2006, the $150 million Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million, £0.9 million and £1.1 million respectively for the purpose of this calculation. These bonds were redeemed on 28 October 2008. For the year ended 31 December 2007 and the year ended 31 December 2006, the £450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings; these bonds were redeemed on their due date of 11 April 2007. In addition, at 31 December 2008, options to purchase 28.0 million ordinary shares (2007: 16.4 million, 2006: 7.6 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2008 m	2007 m	2006 m
Average shares used in basic EPS calculation	1,143.4	1,176.9	1,201.0
Dilutive share options outstanding	2.9	16.6	14.9
Other potentially issuable shares	16.0	24.7	17.4
$150 million Grey convertible bonds	7.3	8.9	8.9
Shares used in diluted EPS calculation	1,169.6	1,227.1	1,242.2

At 31 December 2008 there were 1,255,343,263 ordinary shares in issue.

Notes to the consolidated financial statements (continued)

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt
	2008 £m	2007 £m	2008 £m	2007 £m
Analysis of changes in financing
Beginning of year	223.1	199.0	2,348.0	1,771.5
Shares issued in respect of acquisitions (note 28)	267.7	2.3	–	–
Other issues of share capital	8.5	30.2	–	–
Reclassification due to changes incorporate structure[1]	(362.5)	–	–	–
Share cancellations	(1.9)	(5.7)	–	–
Share issue costs paid	(0.8)	(2.7)	–	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	810.4	498.9
Debt acquired	–	–	577.8	7.5
Net amortisation of financing costs included in net debt	–	–	(0.6)	5.5
Other movements	–	–	81.1	(44.2)
Exchange adjustments	–	–	569.0	108.8
End of year	134.1	223.1	4,385.7	2,348.0

Notes

[1]	Further details on the changes to corporate structure are given in note 26.

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2008, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £134.1 million (2007: £223.1 million, 2006: £199.0 million), further details of which are disclosed in notes 26 and 27.

Debt

US$ bonds The Group has in issue $650 million of 5.875% bonds due June 2014. With the acquisition of Taylor Nelson Sofres plc (TNS) in October 2008 the Group took on $103 million of 6.34% Senior Notes, $62 million of 6.46% Senior Notes, $10 million of floating rate Senior Notes and $20 million of floating rate Guaranteed Senior Notes, which were all repaid in January 2009. With the acquisition of TNS, the Group also took on $30 million of 6.22% Senior Notes due July 2012 and $25 million of 6.34% Senior Notes due July 2014. During the year, the Group repaid $100 million of 6.875% bonds on their due date of July 2008.

Eurobonds In May 2008, the Group issued €750 million of 6.625% bonds due May 2016. The Group has in issue €600 million of 4.375% bonds due December 2013 and €500 million of 5.25% bonds due January 2015. With the acquisition of TNS in October 2008 the Group took on €20 million of floating rate Senior Notes, which were repaid in January 2009. During the year, the Group repaid €650 million of 6.0% bonds on their due date of June 2008.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020. With the acquisition of TNS in October 2008 the Group took on £25 million of 6.51% Senior Notes, which were repaid in January 2009.

Revolving Credit Facilities The Group has a $1.6 billion seven year Revolving Credit Facility due August 2012. During the year, £1,250 million was raised from the Group’s bankers to assist in the acquisition of TNS. This amount is made up of a £650 million term facility with a final maturity date of July 2010 and a £600 million amortising Revolving Credit Facility maturing in July 2011. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged $774 million in 2008. The Group had available undrawn committed credit facilities of £1,074 million at December 2008 (2007: £759 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

10. Sources of finance (continued)

US Commercial Paper Program

The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. The Group’s borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding during the year was $10 million. There was no US Commercial Paper outstanding at 31 December 2008.

Convertible bonds

In March 2005, with the purchase of Grey Global Group Inc, the Group acquired $150 million of 5% convertible debentures due 2033. Each debenture holder had the right to require Grey and WPP (as co-obligor) to repurchase on each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest. This right was exercised during the year and the debentures were subsequently repurchased.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2008 £m	2007 £m
Within one year	(569.7)	(719.4)
Between one and two years	(1,073.9)	(94.6)
Between two and three years	(369.1)	(94.6)
Between three and four years	(216.6)	(94.6)
Between four and five years	(735.4)	(94.6)
Over five years	(2,567.5)	(2,030.1)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(5,532.2)	(3,127.9)
Short-term overdrafts – within one year	(1,254.4)	(977.9)
	(6,786.6)	(4,105.8)
Effect of discount/financing rates	1,146.5	779.9
Debt financing	(5,640.1)	(3,325.9)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2008 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	578.0	5.79%	n/a	56
	– floating	1,521.7	n/a	LIBOR	n/a
£	– fixed	400.0	5.69%	n/a	88
	– floating	376.7	n/a	LIBOR	n/a
€	– fixed	742.0	6.80%	n/a	58
	– floating	603.9	n/a	LIBOR	n/a
¥	– fixed	68.0	2.07%	n/a	5
$C2	– floating	53.6	n/a	LIBOR	n/a
Other		41.8	n/a	LIBOR	n/a
		4,385.7

2007 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	528.9	5.64%	n/a	103
	– floating	384.5	n/a	LIBOR	n/a
£	– fixed	400.0	6.19%	n/a	135
	– floating	213.7	n/a	LIBOR	n/a
€	– fixed	165.3	7.39%	n/a	51
	– floating	605.7	n/a	EURIBOR	n/a
¥	– fixed	40.6	2.07%	n/a	72
Other		9.3	n/a	LIBOR	n/a
		2,348.0

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2008 the amounts still to be written to income were £2.7 million in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate and foreign exchange swaps:

2008	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	828.2	814.2	483.0	613.9
Between one and two years	62.5	58.8	93.3	131.1
Between two and three years	69.6	66.1	66.5	93.2
Between three and four years	73.3	69.2	92.3	114.2
Between four and five years	425.0	478.4	817.9	903.3
Over five years	1,401.4	1,186.6	1,107.3	1,152.5
	2,860.0	2,673.3	2,660.3	3,008.2

2007	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	422.8	411.3	581.2	588.5
Between one and two years	133.8	131.7	146.2	158.9
Between two and three years	78.3	76.0	60.8	63.4
Between three and four years	82.0	77.1	62.8	65.4
Between four and five years	83.1	77.7	63.9	65.6
Over five years	1,717.9	1,644.9	1,319.7	1,381.4
	2,517.9	2,418.7	2,234.6	2,323.2

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-10.

Net cash from operating activities:

	2008 £m	2007 £m	2006 £m
Profit for the year	513.9	515.1	482.6
Taxation	232.9	204.3	199.4
Finance costs	344.8	266.1	211.7
Finance income	(169.6)	(139.4)	(111.0)
Share of results of associates	(46.0)	(41.4)	(41.1)
Non-cash share-based incentive plans (including share options)	62.3	62.4	70.9
Depreciation of property, plant and equipment	149.6	126.3	129.1
Impairment of goodwill	84.1	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5	1.7	8.8
Amortisation and impairment of acquired intangible assets	78.4	40.3	43.3
Amortisation of other intangible assets	23.4	18.1	13.5
Investment write-downs	30.5	–	–
Gains on disposal of investments	(3.4)	(3.4)	(7.3)
Losses/(gains) on sale of property, plant and equipment	1.9	1.0	(3.7)
Decrease/(increase) in inventories and work in progress	65.6	29.4	(83.0)
Decrease/(increase) in receivables	492.6	(886.7)	(489.1)
(Decrease)/increase in payables – short term	(628.9)	897.6	433.4
(Decrease)/increase in payables – long term	(23.1)	7.6	17.6
Decrease in provisions	(15.5)	(22.5)	(50.0)
Corporation and overseas tax paid	(182.5)	(151.0)	(162.0)
Interest and similar charges paid	(269.2)	(212.0)	(135.1)
Interest received	133.0	102.6	75.2
Investment income	1.8	3.1	2.4
Dividends from associates	44.6	28.0	20.3
Net cash inflow from operating activities	922.7	891.3	661.4

Acquisitions and disposals:
	2008 £m	2007 £m	2006 £m
Initial cash consideration	(891.9)	(520.4)	(120.5)
Cash and cash equivalents acquired (net)	(6.1)	60.5	21.4
Earnout payments	(67.8)	(93.9)	(91.6)
Loan note redemptions	(2.6)	(2.1)	(11.7)
Purchase of other investments (including associates)	(91.7)	(128.0)	(28.7)
Proceeds on disposal of investments	11.0	9.1	15.5
Net cash outflow	(1,049.1)	(674.8)	(215.6)

Share repurchases and buy-backs:
	2008 £m	2007 £m	2006 £m
Share cancellations (excluding brokerage fees)	(112.2)	(402.7)	(218.8)
Purchase of own shares by ESOP trust	–	–	(38.9)
Shares purchased into treasury	–	(12.7)	–
Proceeds on disposal of treasury shares	6.9	–	–
Net cash outflow	(105.3)	(415.4)	(257.7)

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Net increase in borrowings:
	2008 £m	2007 £m	2006 £m
Increase in drawings on bank loans	1,273.3	–	–
Repayment of €650 million bonds	(515.1)	–	–
Repayment of $100 million bonds	(50.5)	–	–
Repayment of $150 million convertible debt	(96.2)	–	–
Repayment of TNS debt	(395.7)	–	–
Proceeds from issue of €750 million bonds	594.6	–	–
Repayment of £450 million bonds	–	(450.0)	–
Proceeds from issue of £400 million bonds	–	400.0	–
Proceeds from issue of £200 million bonds	–	200.0	–
Proceeds from issue of €500 million bonds	–	348.9	–
Increase in drawings on bank loans	–	–	(21.8)
Proceeds from issue of €600 million Eurobonds	–	–	403.9
Net cash inflow	810.4	498.9	382.1

Cash and cash equivalents:
	2008 £m	2007 £m	2006 £m
Cash at bank and in hand	2,485.9	1,957.4	1,476.8
Short-term bank deposits	86.6	82.8	186.9
Overdrafts[1]	(1,254.4)	(977.9)	(706.8)
Cash and cash equivalents at end of year	1,318.1	1,062.3	956.9

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2008 and 2007 were as follows:

£m
Cost:
1 January 2007	5,823.6
Additions[1]	603.7
Exchange differences	59.9
31 December 2007	6,487.2
Additions[1]	1,351.1
Exchange differences	1,802.3
31 December 2008	9,640.6

Accumulated impairment losses and write-downs:
1 January 2007	389.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7
Impairment losses for the year	33.7
Exchange differences	(9.0)
31 December 2007	415.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5
Impairment losses for the year	79.7
Exchange differences	50.7
31 December 2008	547.4

Net book value:
31 December 2008	9,093.2
31 December 2007	6,071.7
1 January 2007	5,434.5

12. Intangible assets (continued)

Note

[1]

Additions represent goodwill arising on the acquisition of subsidiary undertakings. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Significant components of goodwill as at 31 December 2008 and 2007 are:

	2008 £m	2007 £m
Young & Rubicam	3,207.0	2,372.6
Grey	1,247.7	1,010.2
Mediaedge:cia	1,208.3	879.7
TNS	1,132.7	–
Other	2,297.5	1,809.2
Total goodwill	9,093.2	6,071.7

Other goodwill represents goodwill on a large number of acquisitions, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets:

The movements in 2008 and 2007 were as follows:

	Brands with an indefinite useful life £m	Acquired intan- gibles £m	Other £m	Total £m
Cost:
1 January 2007	811.4	336.5	96.5	1,244.4
Additions	–	–	21.2	21.2
Disposals	–	(9.1)	–	(9.1)
New acquisitions	–	85.7	8.4	94.1
Other movements	–	–	(1.1)	(1.1)
Exchange differences	(13.4)	0.5	2.7	(10.2)
31 December 2007	798.0	413.6	127.7	1,339.3
Additions	–	–	23.8	23.8
Disposals	–	–	(9.2)	(9.2)
New acquisitions	–	730.1	9.6	739.7
Other movements	–	–	2.2	2.2
Exchange differences	275.2	233.9	49.5	558.6
31 December 2008	1,073.2	1,377.6	203.6	2,654.4

Amortisation and impairment:
1 January 2007	–	64.6	64.4	129.0
Charge for the year	–	40.3	18.1	58.4
Disposals	–	(2.4)	–	(2.4)
Other movements	–	(0.6)	(1.6)	(2.2)
Exchange differences	–	(0.5)	2.4	1.9
31 December 2007	–	101.4	83.3	184.7
Charge for the year	–	78.4	23.4	101.8
Disposals	–	–	(8.1)	(8.1)
Other movements	–	(0.9)	2.8	1.9
Exchange differences	–	42.8	35.5	78.3
31 December 2008	–	221.7	136.9	358.6

Net book value:
31 December 2008	1,073.2	1,155.9	66.7	2,295.8
31 December 2007	798.0	312.2	44.4	1,154.6
1 January 2007	811.4	271.9	32.1	1,115.4

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

Brands with an indefinite life represent JWT, Hill & Knowlton, Ogilvy & Mather Worldwide and the Young & Rubicam Group. These assets are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The most significant of these is the Young & Rubicam Group with a carrying value of £641.9 million at 31 December 2008 (2007: £481.6 million). The carrying values of the JWT, Hill & Knowlton and Ogilvy & Mather Worldwide brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

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

The 2008 goodwill impairment review was initially undertaken as at 30 June 2008 and then updated as at 31 December 2008. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 11.5% and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry. In relation to the Young and Rubicam Group, for impairment testing purposes, the methodology above indicated an amount of £775 million as the excess of recoverable amount over carrying value at 31 December 2008. For an impairment charge to arise the actual cumulative annual growth in Young and Rubicam cashflows over the next five years would have to be less than half the level assumed in the management forecasts over that period.

An impairment charge is required for both goodwill and other indefinite lived intangible assets when the carrying amount exceeds the recoverable amount. Goodwill impairment charges of £84.1 million and £44.1 million were recorded in the years ended 31 December 2008 and 2007 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. For the year ended 31 December 2008, an impairment charge of £8.4 million (2007: £1.5 million) was recorded in relation to acquired intangible assets. This charge resulted from a decline in value of certain brands and customer relationships held within Branding & Identity, Healthcare and Specialist Communications.

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

In 2007, the Group acquired 24/7 Real Media, Inc. for consideration of approximately £330 million. 24/7 significantly enhances the Group’s digital capability and has made a major contribution to winning new business for the Group, primarily our Advertising and Media Investment Management businesses. For this reason, goodwill relating to 24/7 was reviewed for impairment against the net present value of future cash flows of this segment as the appropriate cash-generating unit.

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

13. Property, plant and equipment

The movements in 2008 and 2007 were as follows:

	Land £m	Freehold buildings £m	Lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Com- puter equip- ment £m	Total £m
Cost:
1 January 2007	9.3	34.2	354.4	228.2	346.9	973.0
Additions	–	0.7	56.7	34.9	58.8	151.1
New acquisitions	–	0.1	2.2	3.0	6.5	11.8
Disposals	(0.5)	(0.2)	(23.4)	(30.1)	(32.7)	(86.9)
Exchange adjustments	–	1.7	1.5	6.4	19.4	29.0
31 December 2007	8.8	36.5	391.4	242.4	398.9	1,078.0
Additions	–	11.4	62.4	42.6	80.4	196.8
New acquisitions	3.9	25.9	9.9	30.7	26.2	96.6
Disposals	(0.3)	(0.3)	(31.1)	(34.5)	(65.4)	(131.6)
Exchange adjustments	–	9.6	123.7	103.9	139.0	376.2
31 December 2008	12.4	83.1	556.3	385.1	579.1	1,616.0

Depreciation:
1 January 2007	–	15.6	147.6	141.6	252.9	557.7
Charge for the year	–	1.7	38.9	28.0	57.7	126.3
Disposals	–	(0.2)	(17.7)	(25.6)	(34.2)	(77.7)
Exchange adjustments	–	0.6	5.9	3.8	11.8	22.1
31 December 2007	–	17.7	174.7	147.8	288.2	628.4
Charge for the year	–	2.0	25.7	32.9	89.0	149.6
Disposals	–	(0.2)	(25.9)	(30.6)	(61.5)	(118.2)
Exchange adjustments	–	7.8	91.3	68.7	97.7	265.5
31 December 2008	–	27.3	265.8	218.8	413.4	925.3

Net book value:
31 December 2008	12.4	55.8	290.5	166.3	165.7	690.7
31 December 2007	8.8	18.8	216.7	94.6	110.7	449.6
1 January 2007	9.3	18.6	206.8	86.6	94.0	415.3

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £154.9 million (2007: £24.1 million). The increase is due to a number of significant property development projects in North America.

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2008 and 2007 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other invest- ments £m
1 January 2007	185.8	225.6	411.4	136.5
Additions	25.3	–	25.3	61.9
Goodwill arising on acquisition of new associates	–	45.2	45.2	–
Share of results of associate undertakings (note 4)	41.4	–	41.4	–
Dividends and other movements	(24.7)	(4.5)	(29.2)	–
Exchange adjustments	7.2	12.9	20.1	–
Disposals	(0.4)	–	(0.4)	(1.1)
Reclassification from other investments to associates	0.6	36.2	36.8	(36.8)
Reclassification to subsidiaries	0.3	(0.4)	(0.1)	–
Revaluation of other investments	–	–	–	108.1
Goodwill impairment	–	(10.4)	(10.4)	–
31 December 2007	235.5	304.6	540.1	268.6
Additions	42.1	–	42.1	50.0
Goodwill arising on acquisition of new associates	–	52.8	52.8	–
Share of results of associate undertakings (note 4)	46.0	–	46.0	–
Dividends and other movements	(36.2)	10.1	(26.1)	–
Exchange adjustments	76.5	76.8	153.3	73.9
Disposals	(18.5)	(63.7)	(82.2)	(1.1)
Reclassification from associates to other investments	(0.1)	–	(0.1)	0.1
Reclassification to subsidiaries	(3.7)	(0.3)	(4.0)	–
Revaluation of other investments	–	–	–	(51.3)
Goodwill impairment	–	(4.4)	(4.4)	–
Amortisation of other intangible assets	–	(2.0)	(2.0)	–
Write-downs	(1.2)	–	(1.2)	(29.3)
31 December 2008	340.4	373.9	714.3	310.9

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

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2008 included:

	% owned	Country of incorporation
Asatsu-DK	24.0	Japan
Chime Communications PLC	19.3	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
High Co S.A.	33.5	France
Ibope Latinoamericana SA	42.2	Brazil
Kinetic Worldwide Limited	50.0	UK
GIIR, Inc	20.0	Korea
The Grass Roots Group PLC	44.8	UK
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	20.1	Australia

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2008 was as follows: Asatsu-DK: £155.9 million, Chime Communications PLC: £5.8 million, High Co S.A.: £18.5 million, GIIR, Inc: £18.1 million and STW Communications Group Limited: £13.2 million (2007: Asatsu-DK: £146.0 million, Chime Communications PLC: £19.9 million, High Co S.A.: £22.8 million, GIIR, Inc.: £20.1 million and STW Communications Group Limited: £41.6 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s balance sheet at 31 December 2008 was as follows: Asatsu-DK: £242.8 million, Chime Communications PLC: £19.0 million, High Co S.A.: £31.9 million, GIIR, Inc: £14.4 million and STW Communications Group Limited: £37.3 million (2007: Asatsu-DK: £145.3 million, Chime Communications PLC: £17.5 million, High Co S.A.: £23.1 million and GIIR, Inc: £17.2 million and STW Communications Group Limited: £37.3 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2008.

	2008 £m	2007 £m	2006 £m
Income statement
Revenue	1,588.3	1,171.5	1,231.9
Operating profit	221.3	181.0	152.6
Profit before taxation	221.3	204.7	200.4
Profit for the year	147.6	136.9	138.8

		2008 £m	2007 £m
Balance sheet
Assets		3,985.1	3,013.2
Liabilities		(2,386.8)	(1,708.9)
Net assets		1,598.3	1,304.3

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £32.4 million (2007: £34.7 million).

Notes to the consolidated financial statements (continued)

15. Deferred tax

The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models where appropriate to forecast future taxable profits.

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

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	offset £m	As reported £m
2008
Deferred tax assets	68.7	(3.1)	65.6
Deferred tax liabilities	(920.2)	3.1	(917.1)
	(851.5)	–	(851.5)
2007
Deferred tax assets	109.6	(53.6)	56.0
Deferred tax liabilities	(517.6)	53.6	(464.0)
	(408.0)	–	(408.0)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2008 and 2007:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	Other short-term temporary differences £m	Total £m
At 1 January 2007	24.3	20.8	49.0	36.6	130.7
Credit/(charge) to income	10.0	1.5	(5.2)	(20.7)	(14.4)
Charge to equity	–	(9.9)	(0.5)	–	(10.4)
Exchange differences	1.9	1.0	(0.4)	1.2	3.7
At 31 December 2007	36.2	13.4	42.9	17.1	109.6
Acquisition of subsidiaries	–	1.6	–	13.1	14.7
(Charge)/credit to income	(27.1)	–	(26.6)	1.2	(52.5)
Credit/(charge) to equity	–	0.7	(9.0)	–	(8.3)
Exchange differences	–	0.3	4.9	–	5.2
At 31 December 2008	9.1	16.0	12.2	31.4	68.7

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s balance sheet. At 31 December 2008 £22.3 million of this balance related to temporary differences in relation to accounting provisions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2008 and 2007:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
At 1 January 2007	442.8	17.0	19.3	10.5	489.6
Acquisition of subsidiaries	25.4	–	–		25.4
(Credit)/charge to income	(15.9)	2.3	0.2	15.1	1.7
Exchange differences	(9.9)	–	–	–	(9.9)
Transfer to current tax	–	(0.8)	13.0	(1.4)	10.8
At 31 December 2007	442.4	18.5	32.5	24.2	517.6
Acquisition of subsidiaries	214.3	–	20.7	13.9	248.9
(Credit)/charge to income	(25.5)	0.8	14.6	(34.2)	(44.3)
Exchange differences	180.0	1.8	14.1	2.1	198.0
At 31 December 2008	811.2	21.1	81.9	6.0	920.2

15. Deferred tax (continued)

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,002.8 million (2007: £3,141.5 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £206.2 million (2007: £290.5 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £3,796.6 million (2007: £2,851.0 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £61.8 million that will expire by 2017, £225.5 million that will expire by 2020, £255.6 million that will expire by 2022 and an additional £27.3 million that will expire by 2028. £2,553.7 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £18,173.0 million (2007: £6,754.0 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2008 £m	2007 £m
Work in progress	341.0	340.7
Inventory	2.9	3.2
	343.9	343.9

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2008 £m	2007 £m
Trade receivables	5,934.5	4,691.0
VAT and sales taxes recoverable	87.7	86.5
Prepayments and accrued income	1,382.6	753.5
Other debtors	733.3	609.8
	8,138.1	6,140.8

The ageing of our trade receivables and other financial assets is as follows:

			Past due but not impaired
	Carrying amount at 31 December 2008 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,934.5	3,618.5	1,507.8	603.5	146.6	38.2	19.9
Other financial assets	739.6	481.8	136.4	41.5	21.1	23.7	35.1
	6,674.1	4,100.3	1,644.2	645.0	167.7	61.9	55.0

			Past due but not impaired
	Carrying amount at 31 December 2007 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	4,691.0	2,082.4	1,658.6	728.4	164.3	43.6	13.7
Other financial assets	600.7	339.8	123.8	49.9	30.7	22.8	33.7
	5,291.7	2,422.2	1,782.4	778.3	195.0	66.4	47.4

Other financial assets are included in other debtors.

Notes to the consolidated financial statements (continued)

17. Trade and other receivables (continued)

Past due amounts are not impaired where collection is still considered likely.

Amounts falling due after more than one year:

	2008 £m	2007 £m
Prepayments and accrued income	7.3	3.4
Other debtors	72.3	83.8
Fair value of derivatives	105.6	62.1
	185.2	149.3

Movements on bad debt provisions were as follows:

	2008 £m	2007 £m
Balance at beginning of year	69.9	71.7
New acquisitions	19.7	1.0
Charged to operating costs	30.8	15.1
Exchange adjustments	21.3	2.3
Utilisations and other movements	(17.3)	(20.2)
Balance at end of year	124.4	69.9

The allowance for bad and doubtful debts is equivalent to 2.1% (2007: 1.5%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2008 £m	2007 £m
Trade payables	7,121.0	5,843.6
Other taxation and social security	382.7	276.4
Payments due to vendors (earnout agreements)	89.8	57.3
Loan notes due to vendors	0.1	2.7
Liabilities in respect of put option agreements with vendors	67.5	45.0
Other creditors and accruals	1,958.3	1,358.6
Deferred income	788.3	600.5
Share repurchases – close period commitments (note 27)	–	64.8
	10,407.7	8,248.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2008 £m	2007 £m
Payments due to vendors (earnout agreements)	286.2	261.7
Liabilities in respect of put option agreements with vendors	54.6	37.0
Fair value of derivatives	86.2	79.0
Other creditors and accruals	126.9	82.7
	553.9	460.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2008 £m	2007 £m
Within one year	89.8	57.3
Between one and two years	128.0	62.8
Between two and three years	97.2	85.4
Between three and four years	53.4	65.0
Between four and five years	7.6	48.5
Over five years	–	–
	376.0	319.0

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2008 £m	2007 £m
Bank overdrafts	1,254.4	977.9
Convertible bonds	–	81.5
Corporate bonds and bank loans	386.4	526.5
	1,640.8	1,585.9

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than one year:

	2008 £m	2007 £m
Corporate bonds and bank loans	3,999.3	1,740.0

The Group estimates that the fair value of convertible and corporate bonds is £3,630.0 million at 31 December 2008 (2007: £2,319.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2008 £m	2007 £m
Within one year	1,640.8	1,585.9
Between one and two years	845.5	–
Between two and three years	200.5	–
Between three and four years	53.8	–
Between four and five years	586.7	–
Over five years	2,312.8	1,740.0
	5,640.1	3,325.9

Notes to the consolidated financial statements (continued)

21. Provisions for liabilities and charges

The movements in 2008 and 2007 were as follows:

	Property £m	Other £m	Total £m
1 January 2007	61.8	43.0	104.8
Charged to the income statement	7.6	14.7	22.3
New acquisitions	(0.3)	6.1	5.8
Utilised	(6.2)	(2.6)	(8.8)
Released to the income statement	(5.2)	(5.3)	(10.5)
Transfers	0.9	2.1	3.0
Exchange adjustments	0.1	0.1	0.2
31 December 2007	58.7	58.1	116.8
Charged to the income statement	4.1	19.0	23.1
New acquisitions	10.8	9.8	20.6
Utilised	(8.5)	(20.0)	(28.5)
Released to the income statement	(7.4)	(3.0)	(10.4)
Transfers	3.4	(18.7)	(15.3)
Exchange adjustments	5.5	24.1	29.6
31 December 2008	66.6	69.3	135.9

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2008 £m	2007 £m	2006 £m
Share-based payments	62.3	62.4	70.9

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2008, there was £84.0 million (2007: £93.9 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a weighted-average period of 12 months (2007: 12 months).

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP)

Under Renewed LEAP, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period (five years in the case of the 2005, 2006, 2007 and 2008 grants; four years for the 2004 grant) is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2008, 2007, 2006 and 2005 grants is five shares for each investment share. The 2004 Renewed LEAP plan vested in March 2008 at a match of 2.6 shares for each investment share.

22. Share-based payments (continued)

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2008, 2007 or 2006 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

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

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans

	Non-vested 1 January 2008 number (m)		Granted number (m)		Lapsed number (m)		Vested number (m)		Non-vested 31 December 2008 number (m)
Renewed LEAP[1]	3.2		3.4		–		(3.8)		2.8
Performance Share Awards (PSA)	7.3		4.2		(0.6)		(4.2)		6.7
Leaders, Partners and High Potential Group	8.4		6.1		(0.7)		(2.6)		11.2
Weighted average fair value (pence per share):
Renewed LEAP[1]	598	p	496	p	–		545	p	548	p
Performance Share Awards (PSA)	719	p	571	p	683	p	649	p	674	p
Leaders, Partners and High Potential Group	628	p	373	p	619	p	563	p	504	p

Note

[1]

The number of shares granted represents the ‘investment shares’ committed by participants at grant date for the 2008 Renewed LEAP plan in addition to matched shares awarded on vest date for the 2004 Renewed LEAP plan which vested in March 2008. The actual number of shares that vest for each Renewed LEAP plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2008 was £58.6 million (2007: £31.7 million, 2006: £46.7 million).

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned.

The Group’s pension costs are analysed as follows:

	2008 £m	2007 £m	2006 £m
Defined contribution schemes	79.7	66.4	63.2
Defined benefit schemes charge to operating profit	18.6	14.3	18.5
Pension costs (note 5)	98.3	80.7	81.7
Expected return on pension scheme assets (note 6)	(31.3)	(28.1)	(25.2)
Interest on pension scheme liabilities (note 6)	38.9	33.8	32.4
	105.9	86.4	88.9

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2008.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the Group implemented a funding strategy under which our objective is to fully eliminate the deficit for funded schemes by 31 December 2010. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2008 amounted to £44.2 million (2007: £47.0 million, 2006: £48.6 million). Employer contributions and benefit payments in 2009 are expected to be in the range of £63 million to £90 million depending on the performance of the assets.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2008 % pa	2007 % pa	2006 % pa	2005 % pa
UK
Discount rate	6.0	5.8	5.1	4.7
Rate of increase in salaries	3.0	4.8	4.5	4.3
Rate of increase in pensions in payment	3.9	4.1	3.9	3.8
Inflation	2.8	3.3	3.0	2.8
Expected rate of return on equities	7.3	7.3	7.3	7.3
Expected rate of return on bonds[1]	4.9	5.3	5.0	4.5
Expected rate of return on insured annuities	6.0	5.8	5.1	4.7
Expected rate of return on property	6.9	5.0	7.0	7.0
Expected rate of return on cash and other	4.9	4.8	4.8	4.3
Weighted average return on assets	5.7	5.8	5.6	5.2
North America
Discount rate	6.3	6.1	5.7	5.5
Rate of increase in salaries	3.0	4.6	4.0	4.0
Inflation	2.5	2.5	2.5	2.5
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	5.1	5.1	4.8	4.7
Expected rate of return on cash and other	3.4	3.0	3.0	3.0
Weighted average return on assets	6.6	6.7	6.8	6.7
Continental Europe
Discount rate	5.7	5.5	4.6	4.2
Rate of increase in salaries	2.8	2.9	2.8	2.9
Rate of increase in pensions in payment	2.1	2.1	2.0	1.6
Inflation	2.1	2.2	2.1	2.0
Expected rate of return on equities	7.2	7.2	7.2	6.7
Expected rate of return on bonds[1]	4.5	4.5	4.4	4.3
Expected rate of return on property	6.0	5.5	6.1	6.2
Expected rate of return on cash and other	5.3	4.3	3.4	2.5
Weighted average return on assets	5.3	5.3	5.5	5.4

23. Provision for post-employment benefits (continued)

	2008 % pa	2007 % pa	2006 % pa	2005 % pa
Asia Pacific, Latin America, Africa & Middle East
Discount rate	3.4	3.9	3.1	3.5
Rate of increase in salaries	3.9	4.0	3.7	3.6
Inflation	4.5	4.6	1.2	2.0
Expected rate of return on equities	10.0	10.0	–	–
Expected rate of return on bonds[1,2]	5.3	6.2	5.3	8.2
Expected rate of return on property	–	–	10.0	11.0
Expected rate of return on cash and other[2]	2.1	1.6	2.0	1.6
Weighted average return on assets	3.1	3.7	3.2	3.3

Notes

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.

[2]	Insurance instruments are classified in cash and other. In the financial statements for the years 2006 and 2005 they were classified in bonds.

There are a number of areas in the pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

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

At 31 December 2008, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Europe	Asia Pacific
– current pensioners – male	20.0	19.0	22.3	18.4	19.3
– current pensioners – female	22.2	21.0	23.7	21.9	24.7
– future pensioners (current age 45) – male	21.3	19.8	23.5	20.7	21.4
– future pensioners (current age 45) – female	23.2	21.5	25.0	23.7	28.2

The life expectancies after age 65 at 31 December 2007 were 19.6 years and 22.2 years for male and female current pensioners respectively, and 20.5 years and 23.2 years for male and female future pensioners (current age 45) respectively.

In the determination of mortality assumptions, management use the most up-to-date mortality tables available in each country and consistently allows for expected generational improvement.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

For a 0.25% increase or decrease in the discount rate at 31 December 2008, the 2009 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2008 pension deficit would be a decrease or increase, respectively, of approximately £22.5 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2008 £m	%	2007 £m	%	2006 £m	%
Group
Equities	162.6	29.6	174.2	34.6	173.7	36.9
Bonds	245.1	44.5	203.8	40.4	198.0	42.1
Insured annuities	64.9	11.8	65.0	12.9	70.8	15.1
Property	12.6	2.3	16.6	3.3	18.7	4.0
Cash	65.2	11.8	44.4	8.8	9.2	1.9
Total fair value of assets	550.4	100.0	504.0	100.0	470.4	100.0
Present value of scheme liabilities	(819.1)		(637.6)		(657.0)
Deficit in the schemes	(268.7)		(133.6)		(186.6)
Irrecoverable surplus	(2.4)		(0.5)		(1.0)
Unrecognised past service cost	(0.9)		(0.9)		–
Net liability[1]	(272.0)		(135.0)		(187.6)
Schemes in surplus	0.4		8.4		4.7
Schemes in deficit	(272.4)		(143.4)		(192.3)

Notes

[1]	The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of scheme liabilities and deficit in the schemes were £453.2 million, £684.6 million and £231.4 million in 2005 and £329.9 million, £595.2 million and £202.3 million in 2004, respectively.

Deficit in schemes by region

	2008 £m	2007 £m	2006 £m
UK	(24.8)	(24.2)	(50.0)
North America	(153.4)	(59.6)	(82.3)
Continental Europe	(80.0)	(46.7)	(51.2)
Asia Pacific, Latin America, Africa & Middle East	(10.5)	(3.1)	(3.1)
Deficit in the schemes	(268.7)	(133.6)	(186.6)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December 2008, 2007 and 2006 between funded and unfunded schemes.

	2008 Deficit £m	2008 Present value of scheme liabilities £m	2007 Deficit £m	2007 Present value of scheme liabilities £m	2006 Deficit £m	2006 Present value of scheme liabilities £m
Funded schemes by region
UK	(24.8)	(269.5)	(24.2)	(274.2)	(50.0)	(295.8)
North America	(71.0)	(266.8)	1.6	(183.5)	(15.0)	(178.9)
Continental Europe	(30.1)	(126.5)	(16.2)	(77.6)	(19.3)	(72.5)
Asia Pacific, Latin America, Africa & Middle East	(3.3)	(16.8)	(1.6)	(9.1)	(2.1)	(9.6)
Deficit/liabilities in the funded schemes	(129.2)	(679.6)	(40.4)	(544.4)	(86.4)	(556.8)

Unfunded schemes by region
UK	–	–	–	–	–	–
North America	(82.4)	(82.4)	(61.2)	(61.2)	(67.3)	(67.3)
Continental Europe	(49.9)	(49.9)	(30.5)	(30.5)	(31.9)	(31.9)
Asia Pacific, Latin America, Africa & Middle East	(7.2)	(7.2)	(1.5)	(1.5)	(1.0)	(1.0)
Deficit/liabilities in the unfunded schemes	(139.5)	(139.5)	(93.2)	(93.2)	(100.2)	(100.2)

Deficit/liabilities in the schemes	(268.7)	(819.1)	(133.6)	(637.6)	(186.6)	(657.0)

In accordance with IAS 19, schemes that are wholly or partially funded are considered funded schemes. In the financial statements for 2006, schemes with funding levels of less than 50% were considered unfunded schemes.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of recognised income and expense (SORIE):

	2008 £m	2007 £m	2006 £m
Group
Current service cost	16.7	16.2	18.3
Past service cost/(income)	2.5	(1.1)	0.3
Gain on settlements and curtailments	(0.6)	(0.8)	(0.1)
Charge to operating profit	18.6	14.3	18.5
Expected return on pension scheme assets	(31.3)	(28.1)	(25.2)
Interest on pension scheme liabilities	38.9	33.8	32.4
Charge to profit before taxation for defined benefit schemes	26.2	20.0	25.7
(Loss)/gain on pension scheme assets relative to expected return	(93.7)	(6.0)	9.3
Experience gains arising on the scheme liabilities	4.4	0.1	3.5
Changes in assumptions underlying the present value of the scheme liabilities	8.0	35.4	(0.5)
Change in irrecoverable surplus	(0.9)	0.5	(1.0)
Actuarial (loss)/gain recognised in SORIE	(82.2)	30.0	11.3

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

Movements in exchange rates are included in exchange adjustments on foreign currency net investments in the SORIE. In previous financial statements, they were included in the actuarial (loss)/gain.

As at 31 December 2008 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £173.1 million (31 December 2007: £90.9 million, 31 December 2006: £120.9 million). Of this amount, a net loss of £72 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in scheme obligations

The following table shows an analysis of the movement in the scheme obligations for each accounting period:

	2008 £m	2007 £m	2006 £m
Change in benefit obligation
Benefit obligation at beginning of year	637.6	657.0	684.6
Service cost	16.7	16.2	18.3
Interest cost	38.9	33.8	32.4
Plan participants’ contributions	0.6	0.5	0.5
Actuarial gain	(12.4)	(35.5)	(3.0)
Benefits paid	(40.7)	(40.2)	(40.1)
Loss/(gain) due to exchange rate movements	133.8	7.2	(37.8)
Plan amendments	2.8	(2.0)	0.3
Acquisitions	44.3	0.3	–
Reclassification	3.6	1.1	5.8
Settlements and curtailments	(6.1)	(0.8)	(4.0)
Benefit obligation at end of year	819.1	637.6	657.0

The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in scheme assets

The following table shows an analysis of the movement in the scheme assets for each accounting period:

	2008 £m	2007 £m	2006 £m
Change in plan assets
Fair value of plan assets at beginning of year	504.0	470.4	453.2
Expected return on plan assets	31.3	28.1	25.2
Actuarial (loss)/gain on plan assets	(93.7)	(6.0)	9.3
Employer contributions	44.2	47.0	48.6
Plan participants’ contributions	0.6	0.5	0.5
Benefits paid	(40.7)	(40.2)	(40.1)
Gain/(loss) due to exchange rate movements	79.0	4.2	(23.1)
Acquisitions	29.4	–	–
Reclassification	1.8	–	0.7
Settlements	(5.5)	–	(3.9)
Fair value of plan assets at end of year	550.4	504.0	470.4
Actual return on plan assets	(62.4)	22.1	34.5

(f) History of experience gains and losses
	2008 £m	2007 £m	2006 £m
(Loss)/gain on pension scheme assets relative to expected return:
Amount	(93.7)	(6.0)	9.3
Percentage of scheme assets	17.0%	1.2%	2.0%
Experience gains arising on the scheme liabilities:
Amount	4.4	0.1	3.5
Percentage of the present value of the scheme liabilities	0.5%	0.0%	0.5%
Total (loss)/gain recognised in SORIE:
Amount	(82.2)	30.0	11.3
Percentage of the present value of the scheme liabilities	(10.0% )	4.7%	1.7%

The experience gains on pension scheme assets and scheme liabilities were £22.4 million and £3.6 million in 2005 and £13.5 million and £1.2 million in 2004 respectively.

24. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 97.18% of the Group’s gross indebtedness at 31 December 2008 (at $3,060 million, £749 million and € 1,405 million) and 96.48% of the Group’s average gross debt during the course of 2008 (at $1,944 million, £819 million and €1,137 million).

The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

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

Including the effect of interest rate and cross-currency swaps, 27.53% of the year-end US dollar net debt is at fixed rates averaging 5.79% for an average period of 56 months; and 51.50% of the sterling net debt is at a fixed rate of 5.69% for an average period of 88 months; and 55.13% of the euro net debt is at fixed rates averaging 6.80% for an average period of 58 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2008 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

At 31 December 2008, the Group has access to £5.2 billion of committed bank facilities with maturity dates spread over the years 2009 to 2020 as illustrated below.

	£m	2009 £m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	2015+ £m
£ bonds £200m
(6.375% ‘20)	200.0							200.0
£ bonds £400m
(6% ‘17)	400.0							400.0
Eurobonds €750m
(6.625% ‘16)	718.3							718.3
Eurobonds €500m
(5.25% ‘15)	478.8							478.8
US bond $650m
(5.875% ‘14)	446.0						446.0
Eurobonds €600m
(4.375% ‘13)	574.6					574.6
Bank revolver
$1,600m	1,097.8				1,097.8
TNS acquisition facilities £1,250m	1,250.0	200.0	850.0	200.0
Total committed facilities available	5,165.5	200.0	850.0	200.0	1,097.8	574.6	446.0	1,797.1
Drawn down facilities at 31 December 2008	4,091.0	170.0	850.0	200.0	53.3	574.6	446.0	1,797.1
Undrawn committed credit facilities	1,074.4
Drawn down facilities at 31 December 2008	4,091.0
Net cash at 31 December 2008	(1,318.1)
TNS private placement debt	215.7
Other adjustments	79.0
Net debt at 31 December 2008	3,067.6

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury activities

Treasury activity is managed centrally, from the parent company’s London, New York and Hong Kong offices, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of directors and subject to regular review and audit.

Financings completed in the year included a new 8 year bond issued in May for €750 million bearing a coupon of 6.625%. This new bond refinanced the €650 million 6% bonds redeemed in June and the $100 million 6.875% bonds redeemed in July. In addition, £1,250 million was raised from the Group’s bankers to assist in financing the acquisition of TNS. The amount is made up of a £650 million term facility with a final maturity date of July 2010 and a £600 million amortising Revolving Credit Facility with a final maturity of July 2011. The $150 million 5% Grey convertible was also redeemed in October in accordance with its terms.

The fall out from the subprime crisis has resulted in difficulties from the credit markets generally, however WPP is taking steps to ensure it is in a position to meet its requirements.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

24. Risk management policies (continued)

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2008.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

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

	2008 £m	2007 £m
US dollar	183.8	51.8
Euro	96.3	44.0

Interest rate risk

A one percentage point increase or decrease in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2008 would decrease or increase profit before tax respectively by approximately £0.4 million (2007: £11.1 million). The effect on equity as at 31 December 2008 would be £11.7 million (2007: £22.7 million). This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2008, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £14.2 million (2007: £7.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £25.8 million (2007: £50.3 million) assets included in trade and other receivables and £40.0 million (2007: £57.5 million) liabilities included in trade and other payables. The fair value movement of currency derivatives during the year that are designated and effective as net investment hedges amounts to £293.3 million (2007: £44.7 million) and has been charged to and deferred in equity.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £2.7 million (2007: charge of £7.0 million, 2006: charge of £1.3 million) which is included in finance costs for the year. This gain resulted from a £54.7 million loss on hedging instruments and a £57.4 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £965.8 million (2007: £412.6 million). The Group estimates the fair value of these contracts is £1.7 million (2007: £1.5 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €600 million have fixed interest receipts at 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% up until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging EURIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%. Contracts with a nominal value of £25 million have fixed interest receipts of 6.51% up until July 2017 and floating rate payments averaging LIBOR plus 0.67%.

Contracts with a nominal value of $140 million have fixed interest receipts averaging 6.36% up until September 2014 and have a floating rate payments averaging LIBOR plus 0.62%. Contracts with a nominal value of $30 million have fixed payments averaging 5.48% up until July 2009 and have floating interest receipts of LIBOR plus 1.35%

The fair value of interest rate swaps entered into at 31 December 2008 is estimated to be a net asset of approximately £78.2 million (2007: £0.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £124.7 million (2007: £22.7 million) assets included in trade and other receivables and £46.5 million (2007: £22.3 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to £13.0 million (2007: £0.1 million, 2006: £1.3 million) which has been charged to finance costs for the year. This charge resulted from a £83.8 million gain on hedging instruments and a £96.8 million loss on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2008
Other investments	–	–	–	310.9	–	310.9
Cash and short-term deposits	–	–	2,572.5	–	–	2,572.5
Bank overdrafts and loans	–	–	–	–	(1,640.8)	(1,640.8)
Bonds and bank loans	–	–	–	–	(3,999.3)	(3,999.3)
Trade and other receivables: amounts falling due within one year	–	–	6,605.8	–	–	6,605.8
Trade and other receivables: amounts falling due after more than one year	–	–	68.3	–	–	68.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,171.1)	(7,171.1)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(16.7)	(16.7)
Derivative assets	150.5	–	–	–	–	150.5
Derivative liabilities	(86.5)	–	–	–	–	(86.5)
Liabilities in respect of put options	–	(122.1)	–	–	–	(122.1)
	64.0	(122.1)	9,246.6	310.9	(12,827.9)	(3,328.5)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost		Carrying value
	£m	£m	£m	£m	£m		£m
2007
Other investments	–	–	–	268.6	–		268.6
Cash and short-term deposits	–	–	2,040.2	–	–		2,040.2
Bank overdrafts and loans	–	–	–	–	(1,585.9)		(1,585.9)
Bonds and bank loans	–	–	–	–	(1,740.0)		(1,740.0)
Trade and other receivables:
amounts falling due within one year	–	–	5,219.1	–	–		5,219.1
Trade and other receivables:
amounts falling due after more than one year	–	–	72.6	–	–		72.6
Trade and other payables:
amounts falling due within one year	–	–	–	–	(5,883.0	)(5,883.0)
Trade and other payables:
amounts falling due after more than one year	–	–	–	–	(12.6)		(12.6)
Derivative assets	73.0	5.5	–	–	–		78.5
Derivative liabilities	(79.8)	–	–	–	–		(79.8)
Share repurchases – close period commitments	–	(64.8)					(64.8)
Liabilities in respect of put options	–	(82.0)	–	–	–		(82.0)
	(6.8)	(141.3)	7,331.9	268.6	(9,221.5)		(1,769.1)

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cashflow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2007 – WPP 2008 Limited (formerly WPP Group plc)	1,750,000,000	175.0
At 31 December 2007 – WPP 2008 Limited (formerly WPP Group plc)	1,750,000,000	175.0
At 31 December 2008 – WPP plc (formerly Project Air Limited)	1,750,000,000	175.0

Issued and fully paid
At 1 January 2007	1,240,605,187	124.1
Exercise of share options	7,773,345	0.7
Share cancellations	(57,193,623)	(5.7)
Acquisitions	305,354	0.1
Other	1,000	0.0
At 1 January 2008	1,191,491,263	119.2
Exercise of share options	2,103,054	0.2
Acquisitions	77,879,143	7.8
Share cancellations	(18,820,814)	(1.9)
At 19 November 2008 – shares in WPP 2008 Limited (formerly WPP Group plc) of 10p each	1,252,652,646	125.3
On formation of WPP plc
Group reconstruction – shares in WPP 2008 Limited (formerly WPP Group plc) exchange for shares in WPP plc of 10p each	1,252,652,646	125.3
Exercise of share options	49,827	0.0
Acquisitions	2,640,790	0.2
At 31 December 2008	1,255,343,263	125.5

On 19 November 2008 under a scheme of arrangement between WPP 2008 Limited (formerly WPP Group plc), the former holding company of the Group, and its shareholders under Part 26 of the Companies Act 2006, and as sanctioned by the High Court, all the issued shares in that company were cancelled and the same number of new shares were issued to WPP plc in consideration for the allotment to shareholders of one ordinary share in WPP plc for each ordinary share in WPP 2008 Limited held on the record date, 18 November 2008.

In the above table the figures up to 19 November 2008 relate to shares in WPP 2008 Limited. Subsequent movements relate to shares in WPP plc.

WPP plc was incorporated on 12 September 2008 with an authorised share capital of £10,000 and 20 issued ordinary shares of 10 pence each. The authorised share capital of WPP plc was increased by written resolution from £10,000 to £175,000,000 by the creation of an additional 1,749,900,000 ordinary shares of 10 pence each.

On 19 November 2008 as part of the scheme of arrangement noted above, a further 1,252,652,646 ordinary shares were issued at a price of 340.75 pence each, whereby WPP plc was interposed as the new holding company of the WPP Group.

On 24 November 2008 the entire balance standing to the credit of the share premium account was transferred to retained earnings as sanctioned by The Royal Court of Jersey. As a result £4,143.1 million was added to retained earnings for both WPP plc and the Group. For the Company this amount is distributable.

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2008, unexercised options over ordinary shares of 10,736,711 and unexercised options over ADRs of 3,408,168 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012 - 2018
21,197	3.763	2006 - 2013
4,239	3.763	2006 - 2013
92,804	4.210	2005 - 2012
1,254,487	4.210	2005 - 2012
53,652	4.210	2006 - 2012
30,658	4.210	2005 - 2013
3,832	4.210	2005 - 2012
32,385	4.210	2005 - 2012
4,597	4.210	2005 - 2012
3,832	4.210	2005 - 2012
77,552	4.438	2005 - 2012
6,759	4.438	2005 - 2012
41,170	4.615	2006 - 2013
51,247	4.615	2007 - 2013
55,165	4.865	2004 - 2011
945,881	4.865	2004 - 2011
31,558	4.865	2005 - 2011
31,429	5.185	2002 - 2009
2,000,000	5.490	2007 - 2014
27,288	5.520	2008 - 2014
162,589	5.535	2007 - 2014
968,949	5.535	2007 - 2014
883,737	5.535	2007 - 2014
37,932	5.535	2008 - 2014
6,124	5.535	2007 - 2015
24,390	5.535	2007 - 2014
2,469	5.535	2007 - 2014
235,355	5.535	2007 - 2014
194,057	5.595	2006 - 2013
1,612,345	5.595	2006 - 2013
17,194	5.595	2006 - 2014
39,698	5.595	2007 - 2013
13,348	5.595	2006 - 2013
15,868	5.595	2006 - 2013
24,680	5.595	2006 - 2013
285,808	5.595	2006 - 2013
213,034	5.700	2002 - 2009
7,740	5.725	2007 - 2014
7,257	5.725	2007 - 2014
11,423	5.775	2009 - 2015
14,826	5.818	2008 - 2015
2,964	5.818	2008 - 2015
8,940	5.895	2008 - 2015
6,705	5.895	2008 - 2015
2,235	5.895	2008 - 2015
10,907	5.895	2008 - 2015
6,402	5.903	2011 - 2018
6,402	5.903	2011 - 2018
4,268	5.903	2011 - 2018

26. Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,389	6.105	2008 - 2015
11,396	6.105	2008 - 2015
4,914	6.105	2008 - 2015
802	6.228	2010 - 2017
7,876	6.228	2011 - 2017
4,817	6.228	2010 - 2017
4,280	6.718	2009 - 2016
8,560	6.718	2009 - 2016
23,480	6.718	2009 - 2016
69,369	6.718	2009 - 2016
19,566	6.718	2011 - 2016
2,062	6.938	2009 - 2016
45,153	7.180	2005 - 2012
28,050	7.550	2005 - 2012
23,562	7.550	2005 - 2012
57,072	7.550	2005 - 2012
240,447	7.550	2005 - 2012
3,741	7.550	2006 - 2012
14,283	7.723	2010 - 2017
21,372	8.110	2004 - 2011
34,982	8.110	2004 - 2011
5,694	8.193	2004 - 2011
17,505	8.193	2004 - 2011
337,056	9.010	2003 - 2010
11,575	9.010	2004 - 2010
97,303	9.010	2003 - 2010
18,836	10.770	2003 - 2010
8,996	10.770	2003 - 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
11,294	30.080	2006 - 2013
2,692	30.080	2006 - 2013
1,644	30.410	2011 - 2018
486,796	33.200	2005 - 2012
7,227	33.200	2005 - 2012
2,881	34.702	2005 - 2012
295,457	35.380	2004 - 2011
185,688	46.475	2002 - 2009
859,550	47.410	2006 - 2013
28,047	47.410	2006 - 2013
38,688	47.410	2006 - 2013
3,163	47.410	2006 - 2013
1,548	48.450	2007 - 2014
14,006	50.670	2008 - 2015
197	50.670	2008 - 2015
878,136	50.800	2007 - 2014
196	50.800	2007 - 2014
14,858	50.800	2007 - 2014
2,952	50.800	2007 - 2014
39,754	50.800	2007 - 2014
32,402	51.220	2007 - 2014
14,280	53.030	2005 - 2012
13,764	54.050	2005 - 2012
118,486	54.050	2005 - 2012
18,439	54.230	2008 - 2015
458	54.570	2008 - 2015

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
4,581	54.570	2008 - 2015
7,178	55.740	2008 - 2015
898	55.740	2008 - 2015
898	55.740	2008 - 2015
2,691	57.020	2008 - 2015
21,992	57.020	2008 - 2015
6,976	57.338	2003 - 2010
15,564	58.238	2004 - 2011
856	58.460	2009 - 2016
22,666	58.460	2009 - 2016
856	58.460	2009 - 2016
8,630	58.886	2004 - 2011
844	59.170	2011 - 2018
1,267	59.170	2011 - 2018
16,210	61.690	2009 - 2016
30,820	62.110	2003 - 2010
2,415	62.110	2005 - 2010
796	62.810	2010 - 2017
167,709	63.263	2003 - 2010
468	63.900	2009 - 2016
2,423	63.900	2009 - 2016
2,007	74.720	2010 - 2017
4,936	75.940	2010 - 2017
11,884	84.485	2003 - 2010

WPP Worldwide Share Ownership Program

As at 31 December 2008, unexercised options over ordinary shares of 6,598,264 and unexercised options over ADRs of 923,010 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
197,550	3.903	2006 - 2013
1,400	3.903	2006 - 2013
3,000	3.903	2006 - 2013
4,800	3.903	2007 - 2013
8,350	4.210	2005 - 2012
1,625	4.210	2005 - 2013
56,000	4.819	2011 - 2018
875	5.210	2004 - 2011
87,625	5.315	2002 - 2009
338,225	5.435	2007 - 2013
7,250	5.775	2008 - 2015
31,800	5.913	2011 - 2018
129,500	5.917	2011 - 2018
3,125	5.990	2004 - 2011
1,555,124	6.028	2011 - 2018
840,512	6.195	2008 - 2015
10,794	6.668	2008 - 2015
95,323	6.740	2008 - 2015
911,714	6.938	2008 - 2015
35,637	7.005	2008 - 2015
375,500	7.180	2005 - 2012
7,250	7.180	2006 - 2012
102,802	7.478	2008 - 2015
1,138,583	7.718	2008 - 2015
367,075	7.790	2003 - 2010
286,825	7.960	2004 - 2011

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
42,530	30.800	2006 - 2013
52,660	49.880	2006 - 2013
30,255	53.030	2005 - 2012
29,645	56.480	2004 - 2011
277,280	59.500	2011 - 2018
122,546	59.520	2008 - 2015
159,556	60.690	2008 - 2015
208,538	75.760	2008 - 2015

Young & Rubicam Inc 1997 Incentive Compensation Plan

As at 31 December 2008, unexercised options over ordinary shares of 430,584 and unexercised options over ADRs of 381,298 have been granted under the Young & Rubicam Inc 1997 Incentive Compensation Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
178,482	6.1630	2000 - 2009
41,750	6.3284	2000 - 2009
189,477	7.0523	2000 - 2010
10,437	7.5693	2000 - 2009
10,438	8.9963	2000 - 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
104,605	44.6108	2000 - 2009
9,485	46.5569	2000 - 2009
11,481	48.2036	2000 - 2010
132,855	51.0479	2000 - 2010
25,050	53.4431	2000 - 2009
83,500	54.0419	2000 - 2009
1,044	59.6557	2000 - 2010
6,263	60.4790	2000 - 2010
2,923	63.7725	2000 - 2010
1,587	72.6048	2000 - 2010
2,505	84.7305	2000 - 2010

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2008, unexercised options over ordinary shares of 56,468 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
24,306	4.920	2001 - 2011
12,153	5.580	2001 - 2011
20,009	6.000	2001 - 2010

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2008, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 97,726 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007 - 2011

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
7,524	14.3700	2005 - 2009
16,461	19.5400	2005 - 2010
2,914	27.2900	2005 - 2011
7,089	28.2100	2006 - 2013
1,827	28.3000	2007 - 2012
4,545	29.4100	2005 - 2011
7,046	30.2700	2008 - 2011
3,632	30.8300	2007 - 2012
6,371	31.4200	2005 - 2012
17,396	31.7500	2008 - 2011
6,264	31.9400	2007 - 2011
3,610	33.5000	2009 - 2011
13,047	36.1100	2008 - 2010

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2008, unexercised options over ADRs of 164,068 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.3400	2007 - 2013
1,024	15.8800	2007 - 2014
427	17.1500	2007 - 2014
229	18.2300	2007 - 2015
76	19.3100	2007 - 2015
30	19.3700	2007 - 2015
217	19.4400	2007 - 2015
69	20.0100	2007 - 2015
187	20.0700	2007 - 2015
414	20.3300	2007 - 2015
137	20.6400	2007 - 2015
46	20.7700	2007 - 2014
12	20.8400	2007 - 2014
90	20.9600	2007 - 2015
112	21.0300	2007 - 2014
66	21.6000	2007 - 2014
66	22.4900	2007 - 2015
66	22.8700	2007 - 2015
79	23.1800	2007 - 2015
167	23.4400	2007 - 2015
19	23.8200	2007 - 2014
6	23.9500	2007 - 2014
369	24.2000	2007 - 2014
146	24.3300	2007 - 2014
50	25.1500	2007 - 2015
177	25.4100	2007 - 2014
118	25.6000	2007 - 2015
315	25.9200	2007 - 2015
316	26.1100	2007 - 2015
98	26.8700	2007 - 2015
1,023	27.1200	2007 - 2015
36,169	27.5000	2007 - 2015
153	28.5200	2007 - 2014
148	28.7700	2007 - 2015
170	34.6200	2007 - 2015
102	34.9300	2007 - 2015

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
205	35.0600	2007 - 2015
629	37.7300	2007 - 2015
92	37.8500	2007 - 2015
89	38.8700	2007 - 2015
104,678	40.6500	2007 - 2016
110	41.4700	2007 - 2015
343	44.7100	2007 - 2015
533	45.2900	2007 - 2016
426	45.4100	2007 - 2016
118	46.0500	2007 - 2016
69	46.6200	2007 - 2016
345	48.3300	2007 - 2016
472	48.5900	2007 - 2016
157	48.6500	2007 - 2016
78	48.9700	2008 - 2017
157	49.5400	2007 - 2016
115	49.6000	2007 - 2016
314	49.6700	2007 - 2016
89	50.4900	2007 - 2016
471	50.6800	2007 - 2016
236	50.7500	2008 - 2017
32	51.0000	2008 - 2017
550	51.3800	2008 - 2017
78	52.4000	2007 - 2016
156	52.5900	2008 - 2017
99	52.9100	2007 - 2016
92	53.1000	2006 - 2017
70	53.4100	2007 - 2016
157	53.4800	2008 - 2017
78	53.6700	2008 - 2017
591	53.7900	2007 - 2016
314	54.1100	2007 - 2016
944	54.2400	2007 - 2016
758	54.5600	2007 - 2016
629	55.2600	2007 - 2016
78	55.3800	2007 - 2016
179	55.6400	2007 - 2016
59	55.7600	2007 - 2016
105	55.8900	2007 - 2016
235	56.2700	2007 - 2016
78	56.3400	2007 - 2016
574	56.7200	2007 - 2016
138	56.9100	2007 - 2016
78	57.4800	2008 - 2017
157	58.1100	2007 - 2016
549	58.9400	2007 - 2017
314	59.0700	2007 - 2016
393	60.0200	2007 - 2016
156	61.2300	2008 - 2017
324	61.9200	2007 - 2016
471	62.0500	2007 - 2016
786	62.9400	2008 - 2017
314	63.1300	2008 - 2017
157	63.3200	2008 - 2017

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
708	63.8900	2008 - 2017
112	64.2700	2007 - 2016
54	64.6500	2007 - 2016
56	64.8500	2007 - 2016
78	64.9700	2007 - 2016
78	65.5400	2007 - 2016
157	66.4300	2007 - 2016
112	67.5800	2007 - 2016
157	70.5000	2008 - 2017
236	74.2400	2008 - 2017

Taylor Nelson Sofres plc

2005 Long Term Incentive Plan

As at 31 December 2008, unexercised options over ordinary shares of 74,421 have been granted under the Taylor Nelson Sofres plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
11,587	–	2011
29,854	–	2012
32,980	–	2013

2008 New Share Plan

As at 31 December 2008, unexercised options over ordinary shares of 28,649 have been granted under the Taylor Nelson Sofres plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,649	–	2012

2005 Key Employee Equity Plan

As at 31 December 2008, unexercised options over ordinary shares of 4,520 have been granted under the Taylor Nelson Sofres plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
245	–	2011
4,275	–	2012

1999 Worldwide Employee Sharesave Plan

As at 31 December 2008, unexercised options over ordinary shares of 1,844,183 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
46,826	1.2700	2010
872,518	1.7300	2013 - 2015
299,707	1.9500	2011 - 2012
226,825	2.2900	2009 - 2011
1,382	2.3900	2009
96,334	2.5600	2009 - 2012
168,014	2.6500	2012 - 2014
24,085	2.9900	2010 - 2011
101,891	3.0000	2011 - 2013
1,596	3.2000	2009
5,005	3.7400	2009

26. Authorised and issued share capital (continued)

The aggregate status of the WPP Share Option Schemes during 2008 was as follows:

Movement on options granted (represented in ordinary shares)

	Outstanding						Exercisable
	1 January 2008 number	Granted number		Exercised number	Lapsed number	31 December 2008 number	31 December 2008 number
WPP	31,731,876	48,042		(1,076,103)	(2,926,264)	27,777,551	27,306,901
WWOP	9,859,310	3,752,125		(102,750)	(2,295,371)	11,213,314	8,054,490
Y&R	2,981,529	–		(356,331)	(288,124)	2,337,074	2,337,074
Tempus	106,295	–		(49,827)	–	56,468	56,468
Grey	791,335	–		(237,465)	(10,875)	542,995	362,941
24/7	1,184,110	–		(268,805)	(94,965)	820,340	699,990
TNS	–	1,951,773	[1]	–	–	1,951,773	1,382
	46,654,455	5,751,940		(2,091,281)	(5,615,599)	44,699,515	38,819,246

Note

[1]	Granted as consideration for acquisition of TNS.

Weighted-average exercise price for options over:

	Outstanding					Exercisable
	1 January 2008	Granted	Exercised	Lapsed	31 December 2008	31 December 2008
Ordinary shares (£)
WPP	5.454	4.865	3.553	5.944	5.543	5.527
WWOP	6.875	5.984	4.831	6.757	6.632	6.871
Y&R	6.389	n/a	6.648	5.114	6.673	6.673
Tempus	3.952	n/a	2.260	n/a	5.445	5.445
Grey	3.499	n/a	n/a	n/a	3.499	3.499
TNS	n/a	1.902	n/a	n/a	1.931	2.390
ADRs ($)
WPP	46.940	46.578	37.543	42.819	46.948	46.716
WWOP	62.109	59.500	41.061	63.058	61.202	61.932
Y&R	50.774	n/a	50.284	54.621	50.485	50.485
Grey	29.024	n/a	30.456	30.830	28.289	25.970
24/7	36.753	n/a	29.767	42.229	38.409	37.283

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil-10.770	5.569	64

Options over ADRs

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.340-84.731	49.216	59

As at 31 December 2008 there was £5.5 million (2007: £7.7 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 17 months (2007: 17 months).

Share options are satisfied out of newly issued shares.

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2008		2007		2006
Fair value of UK options (shares)	129.5	p	188.3	p	203.5	p
Fair value of US options (ADRs)	$8.36		$17.85		$20.15
Weighted average assumptions:
UK Risk-free interest rate	3.93%		5.26%		4.72%
US Risk-free interest rate	2.25%		4.53%		4.47%
Expected life (months)	48		48		48
Expected volatility	25%		25%		35%
Dividend yield	1.75%		1.5%		1.7%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2008 was £5.12 (2007: £7.09, 2006: £6.58) and the weighted average ADR price for the same period was $48.26 (2007: $71.04, 2006: $60.60).

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

Notes to the consolidated financial statements (continued)

27. Equity share owners’ funds

The movements during 2008 and 2007 were as follows:

	Ordinary share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves £m	Own Shares[1] £m	Retained earnings £m	Total £m
Balance at 1 January 2007	124.1	74.9	7.5	(1,370.0)	(170.1)	(288.5)	5,449.0	3,826.9
Ordinary shares issued in respect of acquisitions	0.1	2.2	5.7	–	–	–	–	8.0
Other ordinary shares issued	0.7	29.5	(7.9)	4.2	–	–	1.7 [2]	28.2
Share issue/cancellation costs	–	(2.7)	–	(0.1)	–	–	–	(2.8)
Share cancellations	(5.7)	–	–	–	5.7	–	(402.7)	(402.7)
Exchange adjustments on foreign currency net investments	–	–	–	–	71.7	–	–	71.7
Net profit for the year	–	–	–	–	–	–	465.9	465.9
Dividends paid	–	–	–	–	–	–	(138.9)	(138.9)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.4	62.4
Tax adjustment of share-based payments	–	–	–	–	–	–	0.9	0.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.9	(45.9)	–
Shares purchased into treasury	–	–	–	–	–	(12.7)	–	(12.7)
Actuarial gain on defined benefit pension schemes	–	–	–	–	–	–	27.0	27.0
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	(9.9)	(9.9)
Revaluation of other investments	–	–	–	–	108.1	–	–	108.1
Share purchases – close period commitments[3]	–	–	–	–	(64.8)	–	–	(64.8)
Recognition of financial instruments during the year	–	–	–	–	3.4	–	3.9	7.3
Reclassification of equity component of convertible bond redeemed during the year	–	–	–	–	(68.7)	–	68.7	–
Other movements	–	–	–	–	(0.2)	–	–	(0.2)
Balance at 31 December 2007	119.2	103.9	5.3	(1,365.9)	(114.9)	(255.3)	5,482.1	3,974.4
Reclassification due to Group reconstruction	–	3,780.6	–	(3,769.2)	(11.4)	–	–	–
Transfer of share premium to retained earnings as part of the scheme of arrangement	–	(4,143.1)	–	–	–	–	4,143.1	–
Ordinary shares issued in respect of acquisitions	8.0	259.7	2.8	–	–	–	–	270.5
Other ordinary shares issued	0.2	8.3	(2.8)	1.1	–	–	1.1 [2]	7.9
Share issue/cancellation costs	–	(0.8)	–	(4.8)	–	–	–	(5.6)
Share cancellations	(1.9)	–	–	–	1.9	–	(112.2)	(112.2)
Exchange adjustments on foreign currency net investments	–	–	–	–	1,379.2	–	–	1,379.2
Transfer to goodwill	–	–	3.4	–	–	–	–	3.4
Net profit for the year	–	–	–	–	–	–	439.1	439.1
Dividends paid	–	–	–	–	–	–	(161.8)	(161.8)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.3	62.3
Tax adjustment of share-based payments	–	–	–	–	–	–	(9.0)	(9.0)
Net movement in own shares held by ESOP trusts	–	–	–	–	–	52.8	(56.4)	(3.6)
Treasury shares disposals	–	–	–	–	–	12.7	(5.8)	6.9
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(82.2)	(82.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	0.7	0.7
Revaluation of other investments	–	–	–	–	(51.3)	–	–	(51.3)
Share purchases – close period commitments[3]	–	–	–	–	64.8	–	(5.0)	59.8
Recognition of financial instruments during the year	–	–	–	–	(17.8)	–	1.5	(16.3)
Balance at 31 December 2008	125.5	8.6	8.7	(5,138.8)	1,250.5	(189.8)	9,697.5	5,762.2

Notes
[1]

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans. The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2008 was 33,167,446 (2007: 43,889,384), and £133.5 million (2007: £284.0 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2008 was nil (2007: 2,000,000) and £nil million (2007: £12.9 million) respectively.

[2]	Represents the difference between the legal share capital and premium, recorded on the issue of new shares to satisfy option exercises, and the cash proceeds received on exercise.
[3]

During 2007, the Company entered into an arrangement with its broker to conduct share buy-backs on the Company’s behalf in the close period commencing on 2 January 2008 and ending on 28 February 2008, in accordance with UK listing rules. Under IAS 39, the commitment resulting from this agreement constitutes a financial liability at 31 December 2007 which must be recognised at fair value at that date. This liability is included in Trade and other payables: amounts falling due within one year in 2007 and has been recognised as a movement in equity, along with the payments in relation to these buy-backs in 2008.

Notes to the consolidated financial statements (continued)

27. Equity Share Owners’ funds (continued)

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Capital Redemption reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2007	0.4	30.5	3.8	(204.8)	(170.1)
Share cancellations	–	–	5.7	–	5.7
Exchange adjustments on foreign currency net investments	–	–	–	71.7	71.7
Gain on revaluation of available for sale investments	–	108.1	–	–	108.1
Recognition of financial instruments during the year	3.4	–	–	–	3.4
Share purchases – close period commitments	(64.8)	–	–	–	(64.8)
Reclassification of equity component of convertible bond redeemed during the year	(68.7)	–	–	–	(68.7)
Other movements	(0.2)	–	–	–	(0.2)
Balance at 31 December 2007	(129.9)	138.6	9.5	(133.1)	(114.9)
Reclassification due to Group reconstruction	–	–	(11.4)	–	(11.4)
Share cancellations	–	–	1.9	–	1.9
Exchange adjustments on foreign currency net investments	–	–	–	1,379.2	1,379.2
Revaluation of other investments	–	(51.3)	–	–	(51.3)
Recognition of financial instruments during the year	(17.8)	–	–	–	(17.8)
Share purchases – close period commitments	64.8	–	–	–	64.8
Balance at 31 December 2008	(82.9)	87.3	–	1,246.1	1,250.5

Reconciliation of movements in consolidated equity share owners’ funds for the year ended 31 December 2008:

	2008 £m	2007 £m	2006 £m
Net profit for the year	439.1	465.9	435.8
Dividends paid	(161.8)	(138.9)	(118.9)
	277.3	327.0	316.9
Non-cash share-based incentive plans (including stock options)	62.3	62.4	70.9
Tax adjustment of share-based payments	(9.0)	0.9	32.3
Exchange adjustments on foreign currency net investments	1,379.2	68.7	(352.3)
Ordinary shares issued in respect of acquisitions	270.5	8.0	–
Share issue/cancellation costs	(5.6)	(2.8)	(1.7)
Other ordinary shares issued	7.9	28.2	73.0
Share cancellations	(112.2)	(402.7)	(218.8)
Treasury shares disposals/(additions)	6.9	(12.7)	–
Actuarial (loss)/gain on defined benefit pension schemes	(82.2)	30.0	11.3
Deferred tax on defined benefit pension schemes	0.7	(9.9)	5.3
Net movement in own shares held by ESOP Trusts	(3.6)	–	(38.9)
Transfer to goodwill	3.4	–	–
Revaluation of other investments	(51.3)	108.1	9.5
Shares repurchases – close period commitments	59.8	(64.8)	–
Recognition of financial instruments during the year	(16.3)	7.3	14.9
Other movements	–	(0.2)	–
Net additions/(reductions) to equity share owners’ funds	1,787.8	147.5	(77.6)
Opening equity share owners’ funds	3,974.4	3,826.9	3,904.5
Closing equity share owners’ funds	5,762.2	3,974.4	3,826.9

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

The fair value adjustments for certain acquisitions included in the following tables, including TNS, have been determined provisionally at the balance sheet date.

Acquisition of Taylor Nelson Sofres plc

On 29 October 2008 the Group completed its acquisition of the issued share capital of Taylor Nelson Sofres plc (TNS). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book Value at Acquisition	Accounting policy alignments[1]	Fair Value adjustments[2]	Fair Value to Group
Intangible assets	17.4	–	708.3	725.7
Property, plant and equipment	88.8	(7.9)	10.3	91.2
Interests in associates and other investments	2.8	15.1	(1.4)	16.5
Deferred tax assets	44.1	–	(29.4)	14.7
Current assets	601.8	(119.0)	(9.3)	473.5
Total assets	754.9	(111.8)	678.5	1,321.6
Current liabilities	(548.2)	115.9	(51.7)	(484.0)
Bonds and bank loans[3]	(577.8)	–	–	(577.8)
Trade and other payables due after one year	(18.7)	0.1	(38.0)	(56.6)
Deferred tax liabilities	(34.3)	–	(210.2)	(244.5)
Provisions	(41.2)	0.4	(16.0)	(56.8)
Total liabilities	(1,220.2)	116.4	(315.9)	(1,419.7)
Net (liabilities)/assets	(465.3)	4.6	362.6	(98.1)
Minority interest				(9.6)
Goodwill				1,132.7
Consideration				1,025.0
Consideration satisfied by:
Cash				737.0
Shares[4]				267.7
Shares to be issued				2.8
Capitalised acquisition costs				17.5

Notes

[1]

Accounting policy alignments comprise adjustments to bring the assets and liabilities of TNS into compliance with WPP plc’s accounting policies. These were principally in relation to revenue recognition and the application of the equity method of accounting to joint ventures which had been previously accounted for under the proportional method.

[2]

Fair value adjustments comprise adjustments to bring the book value of the assets and liabilities of TNS to fair value, principally through the recognition of intangible assets (comprising customer relationships, proprietary tools and brands), their related deferred tax liabilities and other provisions including taxes.

[3]

At acquisition date TNS had £577.8 million of debt, of which £395.7 million was paid off by WPP in November 2008 out of its own debt facilities. The total of consideration and debt acquired for TNS is therefore £1,602.8 million.

28. Acquisitions (continued)

[4]	Share consideration comprises 80.5 million ordinary shares.

Net cash (outflows)/inflows in respect of TNS comprised:

£m
Cash consideration	(737.0)
Cash and cash equivalents (net)	18.2
Acquisition costs	(17.5)
(736.3)

The post-acquisition contribution of TNS was £269.6 million to revenue and £12.4 million to operating profit. Operating profit is stated after charging £18.5 million amortisation of acquired intangible assets.

Other acquisitions

The Group acquired a number of other subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	1.7	18.7	20.4
Property, plant and equipment	5.5	(0.1)	5.4
Current assets	147.1	–	147.1
Total assets	154.3	18.6	172.9
Current liabilities	(106.3)	(0.3)	(106.6)
Trade and other payables due after one year	(4.2)	(19.7)	(23.9)
Deferred tax liabilities	(0.2)	(4.3)	(4.5)
Provisions	(1.2)	–	(1.2)
Total liabilities	(111.9)	(24.3)	(136.2)
Net assets/(liabilities)	42.4	(5.7)	36.7
Minority interest			(15.8)
Goodwill			132.4
Consideration			153.3
Consideration satisfied by:
Cash			108.2
Payments due to vendors			37.4
Capitalised acquisition costs			7.7

In aggregate, other acquisitions completed in 2008 contributed £106.7 million to revenues and £17.9 million to operating profit. There were no material acquisitions completed between 31 December 2008 and the date the financial statements have been authorised for issue.

If all acquisitions, including TNS, had been completed on the first day of the financial year, Group revenues for the period would have been £8,534.4 million and operating profit would have been £824.8 million.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
Taylor Nelson Sofres plc	UK

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

In the year ended 31 December 2008, the Group paid costs of £nil (2007: £0.5 million, 2006: £0.3 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of the broader legal actions to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the 2006 Annual Report and has not increased.

31. Reconciliation of profit before interest and taxation to headline PBIT:

	2008 £m	2007 £m	2006 £m
Profit before interest and taxation	922.0	846.1	782.7
Gains on disposal of investments	(3.4)	(3.4)	(7.3)
Goodwill impairment	84.1	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5	1.7	8.8
Amortisation and impairment of acquired intangible assets	78.4	40.3	43.3
Share of exceptional losses/(gains) of associates	0.5	(0.8)	(4.0)
Investment write-downs	30.5	–	–
Cost of changes to corporate structure	4.6	–	–
Headline PBIT	1,118.2	928.0	859.0

32. Condensed consolidating financial information

WPP Finance (UK) is the issuer of securities (“the bonds”) previously registered under the Securities Act of 1933. A Form 15 giving notice of termination of registration was filed with the SEC in relation to this security on 2 August 2006.

At the year ended 31 December 2007 and 2006 these securities were guaranteed by WPP Group plc (then parent company of the Group), WPP 2005 Limited and Young & Rubicam Brands US Holdings. On 19 November WPP Group plc completed a reorganisation of its corporate structure (“the reorganisation”) and WPP plc became the new parent company of the Group. WPP Group plc was renamed WPP 2008 Limited and became a wholly owned subsidiary of WPP plc. Following the reorganisation and at the year ended 31 December 2008 the bonds were guaranteed by WPP 2008 limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings and another company formed as part of the reorganisation, WPP Air UK, in accordance with the terms of the indenture of the bonds. On 22 April 2009, bondholders gave their consent to modify the indenture and WPP plc became the parent guarantor of the bonds and WPP Air 1 Limited replaced WPP Air UK as a subsidiary guarantor.

The issuer and guarantors of the bonds are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information containing financial information for WPP Finance (UK) and the guarantors is presented beginning on page F-41. For the period ended 31 December 2008 condensed consolidating financial information for the guarantors of the bonds in place as at 22 April 2009 is presented to reflect the most recent guarantor structure. This presentation does not have a significant impact on the columns presented in the condensed consolidating financial information for the periods ended 31 December 2007 and 2006 except that WPP Group plc is now called WPP 2008 Limited and is a subsidiary guarantor rather than a parent guarantor.

In the event that WPP Finance (UK) fails to pay the holders of the securities, thereby requiring WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP plc, WPP 2008 Limited , WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited in obtaining reimbursement for any such payments from WPP Finance (UK).

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information

For the year ended 31 December 2008, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,476.9	—	7,476.9
Direct costs	—	—	—	(467.5)	—	(467.5)
Gross profit	—	—	—	7,009.4	—	7,009.4
Operating costs	(0.3)	(96.7)	1.5	(6,037.9)	—	(6,133.4)
Operating profit/(loss)	(0.3)	(96.7)	1.5	971.5	—	876.0
Share of results of subsidiaries	439.4	758.4	—	—	(1,197.8)	—
Share of results of associates	—	—	—	46.0	—	46.0
Profit before interest and taxation	439.1	661.7	1.5	1,017.5	(1,197.8)	922.0
Finance income	—	92.5	10.4	66.7	—	169.6
Finance costs	—	(315.4)	(21.7)	(7.7)	—	(344.8)
Profit/(loss) before taxation	439.1	438.8	(9.8)	1,076.5	(1,197.8)	746.8
Taxation	—	0.6	—	(233.5)	—	(232.9)
Profit/(loss) for the year	439.1	439.4	(9.8)	843.0	(1,197.8)	513.9
Attributable to:
Equity holders of the parent	439.1	439.4	(9.8)	768.2	(1,197.8)	439.1
Minority interests	—	—	—	74.8	—	74.8
Profit/(loss) for the year	439.1	439.4	(9.8)	843.0	(1,197.8)	513.9
For the year ended 31 December 2007, £m
	WPP Group plc	Subsidiary Guarantors[2]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	—	—	—	6,185.9	—	6,185.9
Direct costs	—	—	—	(335.5)	—	(335.5)
Gross profit	—	—	—	5,850.4	—	5,850.4
Operating costs	5.9	(58.5)	(4.6)	(4,988.5)	—	(5,045.7)
Operating profit/(loss)	5.9	(58.5)	(4.6)	861.9	—	804.7
Share of results of subsidiaries	504.3	696.6	—	—	(1,200.9)	—
Share of results of associates	—	—	—	41.4	—	41.4
Profit/(loss) before interest and taxation	510.2	638.1	(4.6)	903.3	(1,200.9)	846.1
Finance income	53.0	54.3	17.2	14.9	—	139.4
Finance costs	(97.3)	(188.1)	(20.0)	39.3	—	(266.1)
Profit/(loss) before taxation	465.9	504.3	(7.4)	957.5	(1,200.9)	719.4
Taxation	—	—	—	(204.3)	—	(204.3)
Profit/(loss) for the year	465.9	504.3	(7.4)	753.2	(1,200.9)	515.1
Attributable to:
Equity holders of the parent	465.9	504.3	(7.4)	704.0	(1,200.9)	465.9
Minority interests	—	—	—	49.2	—	49.2
Profit/(loss) for the year	465.9	504.3	(7.4)	753.2	(1,200.9)	515.1
For the year ended 31 December 2006, £m
	WPP Group plc	Subsidiary Guarantors[2]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	—	—	—	5,907.8	—	5,907.8
Direct costs	—	—	—	(296.8)	—	(296.8)
Gross profit	—	—	—	5,611.0	—	5,611.0
Operating costs	(7.8)	(60.4)	(9.9)	(4,791.3)	—	(4,869.4)
Operating profit/(loss)	(7.8)	(60.4)	(9.9)	819.7	—	741.6
Share of results of subsidiaries	443.6	615.4	—	—	(1,059.0)	—
Share of results of associates	—	—	—	41.1	—	41.1
Profit/(loss) before interest and taxation	435.8	555.0	(9.9)	860.8	(1,059.0)	782.7
Finance income	—	59.7	0.6	50.7	—	111.0
Finance costs	—	(162.9)	(24.2)	(24.6)	—	(211.7)
Profit/(loss) before taxation	435.8	451.8	(33.5)	886.9	(1,059.0)	682.0
Taxation	—	(8.2)	—	(191.2)	—	(199.4)
Profit/(loss) for the year	435.8	443.6	(33.5)	695.7	(1,059.0)	482.6
Attributable to:
Equity holders of the parent	435.8	443.6	(33.5)	648.9	(1,059.0)	435.8
Minority interests	—	—	—	46.8	—	46.8
Profit/(loss) for the year	435.8	443.6	(33.5)	695.7	(1,059.0)	482.6

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.
[2]	Includes: WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2008, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance(UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(0.3)	522.5	(11.9)	413.5	(1.1)	922.7
Investing activities
Acquisitions and disposals	—	(1.3)	—	(1,047.8)	—	(1,049.1)
Purchases of property, plant and equipment	—	(2.1)	—	(194.7)	—	(196.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(23.8)	—	(23.8)
Proceeds on disposal of property, plant and equipment	—	—	—	11.5	—	11.5
Net cash outflow from investing activities	—	(3.4)	—	(1,254.8)	—	(1,258.2)
Financing activities
Share option proceeds	—	10.6	—	—	—	10.6
Share repurchases and buybacks	—	(105.3)	—	—	—	(105.3)
Net increase/(decrease) in borrowings	—	1,236.3	—	(425.9)	—	810.4
Financing and share issue costs	0.1	(15.0)	—	(4.5)	—	(19.4)
Equity dividends paid	—	(162.9)	—	—	1.1	(161.8)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(63.5)	—	(63.5)
Net cash inflow/(outflow) from financing activities	0.1	963.7	—	(493.9)	1.1	471.0
Net increase/(decrease) in cash and cash equivalents	(0.2)	1,482.8	(11.9)	(1,335.2)	—	135.5
Translation differences	—	307.0	116.0	(302.7)	—	120.3
Cash and cash equivalents at beginning of year	—	(2,383.0)	321.8	3,123.5	—	1,062.3
Cash and cash equivalents at end of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1

For the year ended 31 December 2007, £m	WPP Group plc	Subsidiary Guarantors[2]	WPP Finance(UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	345.8	278.1	(7.4)	275.6	(0.8)	891.3
Investing activities
Acquisitions and disposals	—	—	—	(674.8)	—	(674.8)
Purchases of property, plant and equipment	—	(3.5)	—	(147.6)	—	(151.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(19.7)	—	(19.7)
Proceeds on disposal of property, plant and equipment	—	—	—	8.3	—	8.3
Net cash outflow from investing activities	—	(3.5)	—	(833.8)	—	(837.3)
Financing activities
Share option proceeds	—	34.8	—	—	—	34.8
Share repurchases and buybacks	(415.4)	—	—	—	—	(415.4)
Net increase/(decrease) in borrowings	400.0	(450.0)	0.5	548.4	—	498.9
Financing and share issue costs	(5.0)	—	—	(3.3)	—	(8.3)
Equity dividends paid	(139.7)	—	—	—	0.8	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(38.9)	—	(38.9)
Net cash (outflow)/inflow from financing activities	(160.1)	(415.2)	0.5	506.2	0.8	(67.8)
Net (decrease)/increase in cash and cash equivalents	185.7	(140.6)	(6.9)	(52.0)	—	(13.8)
Translation differences	22.8	—	(4.0)	100.4	—	119.2
Cash and cash equivalents at beginning of year	(764.4)	(1,686.5)	332.7	3,075.1	—	956.9
Cash and cash equivalents at end of year	(555.9)	(1,827.1)	321.8	3,123.5	—	1,062.3

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.
[2]	Includes: WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2006, £m

	WPP Group plc	Subsidiary Guarantors[2]	WPP Finance(UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	(794.7)	(413.5)	67.5	1,802.1	—	661.4
Investing activities
Acquisitions and disposals	—	(303.8)	264.4	(176.2)	—	(215.6)
Purchases of property, plant and equipment	—	(5.1)	—	(162.7)	—	(167.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(16.7)	—	(16.7)
Proceeds on disposal of property, plant and equipment	—	—	—	22.4	—	22.4
Net cash (outflow)/inflow from investing activities	—	(308.9)	264.4	(333.2)	—	(377.7)
Financing activities
Share option proceeds	—	70.9	—	—	—	70.9
Share repurchases and buybacks	(218.8)	—	—	(38.9)	—	(257.7)
Net increase/(decrease) in borrowings	403.9	(6.2)	—	(15.6)	—	382.1
Financing and share issue costs	(2.0)	—	—	(1.7)	—	(3.7)
Equity dividends paid	(118.9)	—	—	—	—	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(28.8)	—	(28.8)
Net cash inflow/(outflow) from financing activities	64.2	64.7	—	(85.0)	—	43.9
Net increase/(decrease) in cash and cash equivalents	(730.5)	(657.7)	331.9	1,383.9	—	327.6
Translation differences	—	—	—	(50.3)	—	(50.3)
Cash and cash equivalents at beginning of year	(33.9)	(1,028.8)	0.8	1,741.5	—	679.6
Cash and cash equivalents at end of year	(764.4)	(1,686.5)	332.7	3,075.1	—	956.9

Note

[2]	Includes: WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information

At 31 December 2008, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,093.2	—	9,093.2
Other	—	—	—	2,295.8	—	2,295.8
Property, plant and equipment	—	4.1	—	686.6	—	690.7
Investment in subsidiaries	5,762.6	10,859.2	—	—	(16,621.8)	—
Interests in associates	—	—	—	714.3	—	714.3
Other investments	—	—	—	310.9	—	310.9
Deferred tax assets	—	—	—	65.6	—	65.6
Trade and other receivables	—	81.3	—	103.9	—	185.2
	5,762.6	10,944.6	—	13,270.3	(16,621.8)	13,355.7
Current assets
Inventory and work in progress	—	—	—	343.9	—	343.9
Corporate income tax recoverable	—	—	—	53.1	—	53.1
Trade and other receivables	0.2	69.0	6.0	8,062.9	—	8,138.1
Cash and short-term deposits	0.1	2,001.4	425.9	2,739.5	(2,594.4)	2,572.5
	0.3	2,070.4	431.9	11,199.4	(2,594.4)	11,107.6
Current Liabilities
Trade and other payables	(0.2)	(102.5)	(1.2)	(10,303.8)	—	(10,407.7)
Corporate income tax payable	—	—	—	(87.8)	—	(87.8)
Bank overdrafts and loans	(0.3)	(2,594.4)	—	(1,640.5)	2,594.4	(1,640.8)
	(0.5)	(2,696.9)	(1.2)	(12,032.1)	2,594.4	(12,136.3)
Net current (liabilities)/assets	(0.2)	(626.5)	430.7	(832.7)	—	(1,028.7)
Total assets less current liabilities	5,762.4	10,318.1	430.7	12,437.6	(16,621.8)	12,327.0
Non-current liabilities
Bonds and bank loans	—	(2,882.9)	(443.3)	(673.1)	—	(3,999.3)
Trade and other payables	—	(121.6)	—	(432.3)	—	(553.9)
Corporate income tax liability	—	—	—	(489.0)	—	(489.0)
Deferred tax liabilities	—	—	—	(917.1)	—	(917.1)
Provisions for post-employment benefits	—	—	—	(272.0)	—	(272.0)
Provisions for liabilities and charges	—	—	—	(135.9)	—	(135.9)
	—	(3,004.5)	(443.3)	(2,919.4)	—	(6,367.2)
Net intercompany (payable)/receivable	(0.2)	(1,551.0)	(0.7)	1,551.9	—	—
Net assets/(liabilities)	5,762.2	5,762.6	(13.3)	11,070.1	(16,621.8)	5,959.8
Attributable to:
Minority interests	—	—	—	197.6	—	197.6
Equity share owners’ funds	5,762.2	5,762.6	(13.3)	10,872.5	(16,621.8)	5,762.2
Total equity	5,762.2	5,762.6	(13.3)	11,070.1	(16,621.8)	5,959.8

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2007, £m

	WPP Group plc	Subsidiary guarantors[2]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP Group plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	6,071.7	—	6,071.7
Other	—	—	—	1,154.6	—	1,154.6
Property, plant and equipment	—	8.8	—	440.8	—	449.6
Investment in subsidiaries	5,009.2	7,749.2	—	—	(12,758.4)	—
Interests in associates	—	—	—	540.1	—	540.1
Other investments	—	—	—	268.6	—	268.6
Deferred tax assets	—	—	—	56.0	—	56.0
Trade and other receivables	22.8	6.3	—	120.2	—	149.3
	5,032.0	7,764.3	—	8,652.0	(12,758.4)	8,689.9
Current assets
Inventory and work in progress	—	—	—	343.9	—	343.9
Corporate income tax recoverable	—	—	—	37.2	—	37.2
Trade and other receivables	1.0	42.6	4.7	6,092.5	—	6,140.8
Cash and short-term deposits	0.4	1.2	340.3	4,082.8	(2,384.5)	2,040.2
	1.4	43.8	345.0	10,556.4	(2,384.5)	8,562.1
Current Liabilities
Trade and other payables	(88.1)	(56.8)	(0.9)	(8,103.1)	—	(8,248.9)
Corporate income tax payable	—	—	—	(70.0)	—	(70.0)
Bank overdrafts and loans	(556.2)	(2,276.2)	(18.5)	(1,119.5)	2,384.5	(1,585.9)
	(644.3)	(2,333.0)	(19.4)	(9,292.6)	2,384.5	(9,904.8)
Net current (liabilities)/assets	(642.9)	(2,289.2)	325.6	1,263.8	—	(1,342.7)
Total assets less current liabilities	4,389.1	5,475.1	325.6	9,915.8	(12,758.4)	7,347.2
Non-current liabilities
Bonds and bank loans	(825.8)	—	(328.7)	(585.5)	—	(1,740.0)
Trade and other payables	(13.7)	(64.8)	—	(381.9)	—	(460.4)
Corporate income tax liability	—	—	—	(336.2)	—	(336.2)
Deferred tax liabilities	—	—	—	(464.0)	—	(464.0)
Provisions for post-employment benefits	—	—	—	(135.0)	—	(135.0)
Provisions for liabilities and charges	—	—	—	(116.8)	—	(116.8)
	(839.5)	(64.8)	(328.7)	(2,019.4)	—	(3,252.4)
Net intercompany receivable/(payable)	424.8	(401.1)	(0.5)	(23.2)	—	—
Net assets/(liabilities)	3,974.4	5,009.2	(3.6)	7,873.2	(12,758.4)	4,094.8
Attributable to:
Minority interests	—	—	—	120.4	—	120.4
Equity share owners’ funds	3,974.4	5,009.2	(3.6)	7,752.8	(12,758.4)	3,974.4
Total equity	3,974.4	5,009.2	(3.6)	7,873.2	(12,758.4)	4,094.8

Note

[2]	Includes WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Exhibit Index

Exhibit No.	Exhibit Title
2.9	Fifth Supplemental Indenture, dated as of 30 April 2009, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings, WPP 2005 Limited, WPP 2008 Limited (formerly known as WPP Group plc) and WPP plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014.

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S. $1,600,000,000 Revolving Credit Facility Agreement dated 23 August 2005 and Amended and Restated on 17 November 2008.

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £600,000,000 Revolving Credit Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008.

2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008.

2.18	Fifth Supplemental Indenture, dated as of 7 October 2008, among WPP plc, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, LLC, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033.

4.12	Ogilvy & Mather ERISA Excess Plan Summary Plan Description.

4.13	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution.

4.14	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution.

4.15	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description.

4.18	WPP Executive Stock Option Plan.

4.19	WPP plc Performance Share Plan.

4.20	WPP plc Restricted Stock Plan.

4.21	WPP 2005 Executive Stock Option Plan.

4.22	WPP Annual Bonus Deferral Programme.

4.24	GroupM Executive Savings Plan Summary Plan Description.

4.27	WPP 2008 Executive Stock Option Plan.

4.28	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc.

4.29	Service Agreement in the USA, effective 19 November 2008, between WPP Group USA, Inc. and Sir Martin Sorrell.

4.30	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson.

4.31	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson.

4.32	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read.

4.33	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read.

Exhibit No.	Exhibit Title

4.34	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson.

4.35	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson.

4.36	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc.

4.39	Amendment No. 2 to the Grey Global Group Inc. 2003 Senior Management Incentive Plan, effective as of January 1, 2009.

4.40	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan.

4.41	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009.

4.42	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009.

4.43	Taylor Nelson Sofres 2001 Equity Participation Plan.

4.44	Taylor Nelson Sofres plc 2005 Long Term Incentive Plan.

4.45	Taylor Nelson Sofres New Share Plan.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.
14.1	Consent of Independent Registered Public Accounting Firm.