Form 20-F
period 2009-12-31
WPP plc
filed 2010-05-05
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 0-16350

WPP plc

(Exact Name of Registrant as specified in its charter)

Jersey

(Jurisdiction of incorporation or organization)

6 Ely Place

Dublin 2, Ireland

(Address of principal executive offices)

Andrea Harris, Esq.

Group Chief Counsel

6 Ely Place Dublin 2, Ireland

011-353-1-669-0333

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

At December 31, 2009, the number of outstanding ordinary shares was 1,256,491,314 which includes at such date ordinary shares represented by 12,910,266 ADSs.

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

YES   ☐    NO   ☐

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

YES   ☐    NO   ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company (as defined below) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3.D., captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc (“WPP”) and its subsidiaries and affiliates comprise one of the largest communication services businesses in the world. At 31 December 2009, the Group had almost 99,000 employees. Including all employees of associated companies, this figure was approximately 138,000. For the year ended 31 December 2009, the Group had revenue of approximately £8,684 million and operating profit of approximately £762 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for the three years ended 31 December 2009 and the selected balance sheet data at 31 December 2009 and 2008 are derived from the Consolidated

Financial Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for all periods.

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2009		2008		2007		2006		2005
	£m		£m		£m		£m		£m
Revenue	8,684.3		7,476.9		6,185.9		5,907.8		5,373.7
Operating profit	761.7		876.0		804.7		741.6		652.8
Profit for the year	506.9		513.9		515.1		482.6		398.0
Profit attributable to equity holders of the parent	437.7		439.1		465.9		435.8		363.9
Earnings per ordinary share:
Basic	35.9	p	38.4	p	39.6	p	36.3	p	30.3	p
Diluted	35.3	p	37.6	p	38.0	p	35.2	p	29.7	p
Earnings per ADS[1] :
Basic	179.5	p	192.0	p	198.0	p	181.5	p	151.5	p
Diluted	176.5	p	188.0	p	190.0	p	176.0	p	148.5	p
Dividends per ordinary share	15.47	p	14.32	p	11.93	p	9.94	p	8.28	p
Dividends per ADS (US dollars)[2]	135.9	c	139.5	c	113.3	c	90.9	c	75.7	c

[1]   Basic and diluted earnings per ADS have been calculated using the same method as earnings per share, multiplied by a factor of five.

[2]   These figures have been translated for convenience purposes only, using the average rate for the year shown in the exchange rates table on page 4. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
Total assets	22,351.5	24,463.3	17,252.0	14,695.9	14,389.1
Net assets	6,075.7	5,959.8	4,094.8	3,918.4	3,985.8
Called-up share capital	125.6	125.5	119.2	124.1	125.3
Number of shares (in millions)	1,256.5	1,255.3	1,191.5	1,240.6	1,252.9

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

The table below sets forth the amounts of interim, second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by American Depositary Shares (“ADSs”), which are evidenced by American Depositary Receipts (“ADRs”) or held in book-entry form. The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling, as shown below, for each year presented.

	Pence per ordinary share			US cents per ADS
Year ended 31 December:	First Interim	Second Interim[1]	Total	First Interim	Second Interim[1]	Total
2005	3.00	6.34	9.34	27.28	57.66	84.94
2006	3.60	7.61	11.21	33.18	70.13	103.31
2007	4.32	9.13	13.45	43.24	91.39	134.63
2008	5.19	10.28	15.47	48.07	95.21	143.28
2009	5.19	10.28	15.47	40.66	80.53	121.19

[1]   Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2009.

The 2009 first interim dividend was paid on 9 November 2009 to share owners on the register at 9 October 2009. The 2009 second interim dividend was paid on 1 April 2010 to share owners on the register at 19 March 2010.

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

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 30 April 2010, the Bloomberg Closing Mid Point rate was 1.5274.

Month ended	High	Low
30 November 2009	1.6807	1.6364
31 December 2009	1.6650	1.5920
31 January 2010	1.6377	1.5943
28 February 2010	1.5973	1.5236
31 March 2010	1.5358	1.4821
30 April 2010	1.5496	1.5209

The annual average of the Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December was:

Year ended 31 December	Average
2005	1.8189
2006	1.8432
2007	2.0019
2008	1.8524
2009	1.5667

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company is subject to a variety of possible risks that could adversely impact its revenues, results of operations or financial condition. Some of these risks relate to the industries in which the Company operates while others are more specific to the Company. The table below sets out principal risks the Company has identified that could adversely affect it. See also the discussion of Forward-Looking Statements preceding Item 1.

Risk	Potential Impact
Clients
The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies.

New market participants include database marketing and modeling companies, telemarketers and internet companies.

Service agreements with clients are generally terminated by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients’ policies about conflicts of interest.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for almost 18% of revenues in the year ended 31 December 2009. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
Corporate Responsibility
Breaches of privacy and data protection rules could have an adverse impact on the Group.

Operating companies hold data on employees, clients and consumers, breaches of privacy and data protection rules could damage the Group’s reputation and lead to disruption to the business and adversely affect the Group’s financial condition.

Risk to the Group’s reputation from undertaking controversial client work.	The Group’s reputation could be damaged by undertaking controversial client work leading to disruption to the business and adversely affecting the Group’s financial condition.
Economic
The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have been under significant stress or in recession.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cashflow.
Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.
Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.	The Company’s long term debt is currently rated Baa3 and BBB by the rating agencies respectively and the Company’s short term debt obligations P3 and A3 respectively. Standard and Poor’s Rating Service has placed the Company’s debt ratings on “negative outlook”. If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities could be increased.
The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.

Risk	Potential Impact
Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group’s financial condition could be adversely affected.
Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other acquired intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group’s financial condition.
Operational
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.
People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.
Regulatory/Legal
The Group may be subject to regulations restricting its activities.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group’s reported results.
The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.	The Group may be, or may be joined as a defendant in litigation brought against its clients in respect of services provided by the Group.
Civil liabilities or judgments against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S, courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Worldwide, JWT, Y&R, Grey, Bates 141 and the United Network, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare and Maxus. Our other segments are Consumer Insight (formerly Information, Insight & Consultancy), where our operations are conducted through Kantar; Public Relations and Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide; and Branding and Identity, Healthcare and Specialist Communications, where our operations are conducted by B to D Group, CommonHealth, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy Healthworld, G2, OgilvyAction, 24/7 Real Media Inc and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (“NASDAQ”). At 16 April 2010 the Company had a market capitalisation of £8,912 million.

The Company’s executive office is located at 6 Ely Place, Dublin 2, Ireland, Tel: 011-353-1-669-0333 and its registered office is located at 22 Grenville Street, St Helier, Jersey, JE4 8PX.

A. History and Development of the Company

WPP plc was incorporated in Jersey on 12 September 2008.

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

Old WPP became the holding company of the WPP Group on or about 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganization of its capital and corporate structure. WPP 2005 Limited (formerly WPP Group plc) was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (“Young & Rubicam” or “Young & Rubicam Brands”, as the group is now known) in 2000, Tempus Group plc (“Tempus”) in 2001, Cordiant Communications Group plc (“Cordiant”) in 2003, Grey Global Group, Inc. (“Grey”) in 2005, 24/7 Real Media Inc (“TFSM”) in 2007 and Taylor Nelson Sofres plc (“TNS”) in 2008.

In October 2008, the Company completed the acquisition of TNS for total consideration of £1,025.0 million, comprising 80.5 million ordinary shares and £737.0 million in cash (net of cash acquired). TNS is a major information, insight and consultancy group, operating in over 80 countries with almost 17,000 people worldwide.

The Company spent £196.6 million (excluding cash and cash equivalents acquired), £1,054.0 million and £744.4 million for acquisitions and investments in 2009, 2008 and 2007, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £253.3 million, £220.6 million and £170.8 million, respectively, and cash spent on share repurchases and cancellations was £9.5 million, £112.2 million and £415.4 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from almost 2,400 offices in 107 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 39% of the Company’s reported revenues in 2009 were from Advertising and Media Investment Management, with the remaining 61% of its revenues being derived from the business segments of Consumer Insight; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2009	% of Total in 2009	2008	% of Total in 2008	2007	% of Total in 2007
	(£m)		(£m)		(£m)
Advertising and Media Investment Management	3,358.9	38.7	3,329.5	44.5	2,871.3	46.4
Consumer Insight[1]	2,297.1	26.5	1,301.8	17.4	905.4	14.6
Public Relations and Public Affairs	795.7	9.2	752.3	10.1	641.4	10.4
Branding and Identity, Healthcare and Specialist Communications	2,232.6	25.6	2,093.3	28.0	1,767.8	28.6
TOTAL	8,684.3	100.0	7,476.9	100.0	6,185.9	100.0
[1]	Consumer Insight was previously reported as Information, Insight and Consultancy.

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2009	% of Total in 2009	2008	% of Total in 2008	2007	% of Total in 2007
	(£m)		(£m)		(£m)
North America[1]	3,010.0	34.7	2,603.2	34.8	2,266.7	36.6
United Kingdom	1,029.0	11.8	954.2	12.8	890.3	14.4
Western Continental Europe[2,3]	2,327.8	26.8	1,879.1	25.1	1,497.4	24.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[3]	2,317.5	26.7	2,040.4	27.3	1,531.5	24.8
TOTAL	8,684.3	100.0	7,476.9	100.0	6,185.9	100.0
[1]	North America includes the US with revenues of £2,835.8 million (2008: £2,444.7 million, 2007: £2,138.9 million).
[2]	Western Continental Europe includes Ireland with revenues of £43.4 million (2008: £41.3 million, 2007: £33.5 million).
[3]

The Group previously reported Continental Europe separately. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East. Comparative figures have been restated accordingly.

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

The Company’s principal advertising agencies include Ogilvy & Mather Worldwide, JWT, Y&R, Grey, United Network and Bates 141. The Company also owns interests in Asatsu-DK (24.3%); CHI & Partners Limited (49.9%); GIIR, Inc (20.0%) and The Jupiter Drawing Room & Partners (49.0%).

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

United Network. In 2005, WPP’s Red Cell network was split in two parts, with several of the former Red Cell offices forming the United Network. The group now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber United, Seattle; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

Bates 141 is an Asia-dedicated advertising and brand activation network.

Media Investment Management

GroupM is WPP’s global media investment management operation, serving as the parent company to agencies including MediaCom, MEC, Mindshare and Maxus. With its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as trading, content creation, sports, digital, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s care and talent resources.

MediaCom. MediaCom became part of GroupM following the Grey acquisition in March 2005 and, as part of WPP, is able to work together with sister media agencies, developing synergies in a number of relevant professional areas.

MEC. MEC was formed following the Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. In addition to its media planning and implementation capability, MEC has established and is growing its operations in interaction (digital, direct & search), entertainment marketing, sports, sponsorship and event marketing, cause-related marketing, content development, return on investment (“ROI”) and consumer insights, and is now developing a retail marketing practice.

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

Consumer Insight

To help optimise its worldwide research offering to clients, the Company’s separate global research and strategic marketing consultancy businesses, which are described below, are managed on a centralised basis under the umbrella of the Kantar Group. In 2009 the Kantar Group announced a major re-organisation to strengthen its position as the world’s leading consumer insight business and streamline its offer for clients. The re-organisation simplified the Group’s overall offering through a series of structural changes, building on the acquisition of TNS in October 2008. The principal interests comprising the Kantar Group are:

TNS. The TNS Custom business and Research International were merged in 2009. The new global company is known as TNS. This custom research company specialises in a wide range of business sectors and areas of marketplace information including strategic market studies, brand positioning and equity research, customer satisfaction surveys, product development, international research and advanced modeling.

In addition, following the acquisition of TNS four dedicated vertical sector operating units were established using the Kantar name:

•	Kantar Media through the coming together of Kantar Media Intelligence, Kantar Audience Measurement, TGI Global and Kantar Media US.

•	Kantar Health through the coming together of TNS Healthcare, Ziment Group and Mattson Jack Group.

•	Kantar Retail through the coming together of Glendinning, Cannondale Associates, Management Ventures, Retail Forward and Red Dot Square.

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

Burson-Marsteller. B-M, founded in 1953 and part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. The B-M network includes the businesses of Marsteller, a full service multimedia agency, and public affairs companies, Quinn Gillespie, Dewey Square Group and Penn, Schoen & Berland.

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

Branding and Identity, Healthcare and Specialist Communications

The Company’s activities in this business area include branding and identity; healthcare communications; direct digital, promotional and relationship marketing; and specialist communications including custom media, demographic and sector marketing, sports marketing, and media and film production services.

Branding and Identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands company), The Brand Union (formerly Enterprise IG), VBAT, Addison Corporate Marketing, Lambie-Nairn, The Partners, FITCH and PeclersParis. The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

BDGMcColl. BDGMcColl, Edinburgh-based architects and interior designers, specialise in the design of commercial buildings and interiors.

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

•

Smollan Group, acquired in 2008, provides field marketing, market intelligence, customer contact and brand activation services. Based in Johannesburg, the Smollan Group also operates in India and other African countries.

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

•

KnowledgeBase Marketing (“KBM”), a Young & Rubicam Brands company, provides information-based marketing solutions to businesses in targeted high-growth industries. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	Mando Brand Assurance is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•

OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, which is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, specialises in digital and interactive services.

•

Wunderman, part of Young & Rubicam Brands, an integrated marketing solutions company that delivers customer relationship management services to its clients. Since 2005, Wunderman has acquired several digital companies, including Aqua Online, AGENDA, Blast Radius, ZAAZ, Actis Systems, Kassius and Designkitchen, to enhance its offer to clients.

•

OgilvyAction, part of the Ogilvy & Mather Worldwide network, is a global marketing services network whose offers include shopper & trade marketing, experiential marketing, digital, retail design and sports & entertainment sponsorship.

Specialist Communications

Custom media

•	Forward is a full service custom media specialist, whose services include magazines, catalogues, magalogues, mini-zines, e-zines, web content and direct mail.

•

Spafax creates entertainment and communication experiences for customers and travelers both onboard and on the ground, specialising in inflight entertainment, revenue generation, publishing and technical solutions.

Corporate/B2B

•	Ogilvy Primary Contact is a UK-based provider of business-to-business, financial and corporate advertising.

Demographic marketing

•

The Bravo Group, MosaicaMD, Kang & Lee and WING create multicultural marketing and communications programmes targeted to the fast-growing US Hispanic, African-American and Asian communities. Their multidisciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The Bravo Group, MosaicaMD and Kang & Lee are part of Young & Rubicam Brands. WING is part of Grey Group.

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

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

Media & production services

•	Metro provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

•	MRC is a leading independent studio in television, film and digital.

WPP Digital

WPP Digital provides access for WPP companies and their clients to a portfolio of digital talent and expertise, platforms and partnerships. WPP Digital comprises full-service interactive agencies, including Schematic, BLUE and Quasar; production services company Deliver; and technology-led digital marketing company 24/7 Real Media Inc. In addition, WPP Digital holds minority investments in businesses providing creative services, analytics, mobile marketing, in-game advertising, video and social networking services.

Manufacturing

The original business of the Group remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

WPP Head Office

WPP and its offices in Dublin, London, Tokyo, New York, Hong Kong and Shanghai develop the professional and financial strategy of the Group, promote operating efficiencies, coordinate cross referrals of clients among the Group companies and monitor the financial performance of its operating companies. The principal activity of the Group is the provision of communications and marketing services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways:

•

First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally.

•

Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of the Company’s people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and information technology; in knowledge sharing and practice development.

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

WPP Strategy

The Group has three strategic priorities:

•

First, our immediate priority is to emerge from the financial crisis successfully. Compared with the last downturn, our people are stronger: they are better resourced, motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured.

•

Second, in the medium term, to build upon the successful base we have established together with the acquisitions, for example, of TNS, Young & Rubicam Brands and Grey. At Grey, the management structure has been settled for some time and the planned integration is now completed. Grey Advertising has now started to raise its game in terms of revenue growth and ghg has started to overcome the impact of FDA non-approvals on products that clients have assigned to them. At Young & Rubicam Brands, our plans are also largely implemented, the one remaining task being to continue to strengthen the Y&R advertising agency, although the business is showing stability, particularly in the US. At TNS the integration has gone well and the focus has to now be on revenue growth, capturing greater market share.

•

Third, in the long term or over the next five to ten years, to: increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 27% to one-third; increase the share of revenues of marketing services, including new media, from around 61% now to two-thirds; and maintain the share of more measurable marketing services—such as Consumer Insight, and direct, digital and interactive—at 50% of revenues.

Corporate Responsibility

The significance of corporate responsibility (“CR”) to the Company’s business continues to increase, notwithstanding the economic downturn. We focus our efforts on the issues we have identified as being most material (relevant and significant) to WPP. We consider five corporate responsibility issues to be of significance to WPP:

•	The social and environmental impact of our work for clients.

•	The impact of our work, including marketing ethics, compliance with marketing standards, protection of personal, consumer and corporate data and increasing transparency about our marketing practices.

•

Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. In 2009, WPP invested £39.9 million in training and wellbeing across the Group.

•

Social investment, including pro bono work, donations to charity and employee volunteering. In 2009, our total social investment was worth £14.9 million, equivalent to 2.2% of reported profit before tax. This includes £10.8 million in pro bono work (based on the fees the benefiting organizations would have paid for our work) and £4.1 million in donations.

•	Climate change, including the emissions from energy used in our offices and during business travel.

Clients

The Group services 354 of the Fortune Global 500, 28 of the Dow Jones 30, 60 of the NASDAQ 100, and 33 of the Fortune e-50. Almost 700 national or multinational clients are served in three or more disciplines. More than 440 clients are served in four disciplines and these clients account for over 56% of Group revenues. The Group also works with over 327 clients across six or more countries. The Company’s 10 largest clients in 2009, measured by revenues, were, British American Tobacco p.l.c., Dell Inc., Ford Motor Company, GlaxoSmithkline plc, International Business Machines Corp., Johnson & Johnson, Microsoft Corporation, Nestlé S.A., The Procter & Gamble Company and Unilever PLC. Together, these clients accounted for approximately 18% of the Company’s revenues in 2009. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2009. The Group’s companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions

In 2009, the Company strengthened its position in Advertising and Media Investment Management in South Africa, Australia, Italy, France, Portugal, the US, Israel, Vietnam, and China; in Consumer Insight in the UK, Brazil, China, Ireland, Singapore and the Philippines; in Public Relations & Public Affairs in China, Poland and Vietnam; in Branding & Identity, Healthcare and Specialist Communications in the US, South Africa, the UK and China. Total initial cash consideration spent on these acquisitions and investments, less cash and cash equivalents acquired, was £113.8 million in 2009.

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

In addition, there is an increasing trend towards expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children. Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising, public relations and public affairs, and market research firms and their clients. Though the Company does not expect any existing or proposed regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from 2,400 offices in 107 countries including associates. For a list of the Company’s principal subsidiary undertakings and their jurisdictions of incorporation see note 29 to the Consolidated Financial Statements.

The Company organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight (previously Information, Insight and Consultancy); Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital promotion and relationship marketing). A listing of the Group brands operating within these business segments as at April 2010 is set forth below.

Advertising	Media Investment Management
ADK[1]	Group M:
Bates 141	Maxus
BrandBuzz[4]	MediaCom
CHI & Partners[1]	MEC
Dentsu Y&R1, 2, 4	Mindshare
Grey	Outrider/Quisma
HS Ad1	Catalyst
JWT	Other media agencies:
Johannes Leonardo[1]	Kinetic Worldwide [2]
Marsteller Advertising[4]	KR Media[1]
Ogilvy & Mather
Santo
Scangroup[1]
Soho Square
Tapsa
Team Detroit
The Jupiter Drawing Room & Partners[1]
United Network
Y&R4

Consumer Insight	Public Relations & Public Affairs
Kantar:	Blanc & Otus
Added Value	Buchanan Communications
Center Partners	Burston-Marsteller[4]
IMRB International	Chime Communications PLC[1]
Kantar Health	Clarion Communications
Kantar Japan	Cohn & Wolfe[4]
Kantar Media	Dewey Square Group
Kantar Operations	Finsbury
Kantar Retail	Hill & Knowlton
Kantar Worldpanel	Ogilvy Government Relations
Lightspeed Research	Ogilvy Public Relations Worldwide
Millward Brown	The PBN Company[1]
The Futures Company	Penn, Schoen & Berland[4]
TNS	Prime Policy Group
Other marketing consultancies:	Public Strategies
Everystone	Quinn Gillespie
ohal	Robinson Lerer & Montgomery[4]
Wexler & Walker Public Policy Associates

Branding & Identity

Addison Corporate Marketing[6]

BDGMcColl

BDGworkfutures

Coley Porter Bell

Dovetail

FITCH[6]

Lambie-Nairn[6]

Landor Associates4, [6]

PeclersParis[6]

The Brand Union[6]

The Partners[6]

VBAT[6]

Healthcare Communications

CommonHealth

Feinstein Kean Healthcare

GCI Health

ghg

Ogilvy Healthworld

Sudler & Hennessey[4]

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co

Actis Systems[5]

AGENDA[5]

Aqua Online[5]

Blast Radius[5]

Bridge Worldwide

Brierley & Partners[1]

Designkitchen[5]

Dialogue 141

Digit

EWA

FullSIX[3]

Grass Roots[1]

G2

    -G2 Branding & Design

    -G2 Interactive

    -G2 Direct & Digital

    -G2 Promotional Marketing

Headcount Worldwide Field Marketing

High Co1

Kassius[5]

KnowledgeBase Marketing[5]

Mando Brand Assurance

Maxx Marketing

OgilvyAction

OgilvyOne Worldwide

OgilvyAction Sports & Entertainment Marketing

OOT[2]

RTC Relationship Marketing[4]

Smollan Group[1]

Studiocom[4]

These Days[5]

VML[4]

Wunderman[4]

ZAAZ[5]

Specialist Communications

Corporate/B2B

    Ogilvy Primary Contact

Custom media

    Forward

    Spafax

Demographic marketing

    The Bravo Group[4]

    Kang & Lee[4]

    MosaicaMD

    UniWorld[1]

    WING[4]

Employer branding/recruitment

    JWT Inside

Event/face-to-face marketing

    MJM

    Metro

Foodservice marketing

    The Food Group

Sports marketing

    PRISM Group

Entertainment marketing

    Alliance

Youth marketing

    The Geppetto Group

Real estate marketing

    Pace

Technology marketing

    Banner Corporation[4]

Media & production services

    The Farm Group

    Hogarth Worldwide[2]

    Imagina[3]

    MRC[3]

    The Weinstein Company[3]

WPP Digital

24/7 Real Media

BLUE

Deliver

iconmobile[1]

Quasar

Schematic

Syzygy[1]

WPP Digital Partner Companies

HDT Holdings Technology[3]

In Game Ad Interactive[3]

Invidi[3]

JumpTap[3]

LiveWorld[3]

Proclivity Systems[3]

Realtime Worlds[3]

SpotRunner[3]

VideoEgg[3]

Visible Technologies[1]

Visible World[3]

WildTangent[3]

Yield Software[3]

WPP Knowledge Communities

The Channel

The Store

Notes

[1]	Associate
[2]	Joint venture
[3]	Investment
[4]	A Young & Rubicam Brands company
[5]	Part of the Wunderman network
[6]	A member of B to D Group

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States owned properties include the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York and the 152,000 square foot TNS property located near Toledo, Ohio. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe owned properties include the TNS 135,626 square foot office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	554,800
498 Seventh Avenue, New York, NY	Group M, Mindshare, Maxus, Mediacom	358,000
200 Fifth Avenue, New York, NY	Grey Global Group, Cohn & Wolfe	343,000
500/550 Town Center Drive, Dearborn, MI	TeamDetroit, JWT, Ogilvy & Mather, Y&R Advertising, PRISM, Burrows, MJM	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	265,800
350 North Orleans, Chicago, IL	Ogilvy & Mather, OgilvyAction, Mindshare, OPR, Kinetic, MBI, MEC, Maxus, MediaCom, G2	167,600
446 Interpace Pkwy, Parsippany, NJ	CommonHealth	166,400
825 Seventh Avenue, New York, NY	MEC	160,000
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather, Mindshare	150,481
58 Jinbao Street, Beijing, China	Ogilvy & Mather, Group M, Oracle Added Value	150,050
989 Changle Road, Shanghai, China	Ogilvy & Mather, JWT, Group M, Hill & Knowlton and The Brand Union	144,600
50 Scotts Road, Singapore	JWT, XM and TNS	132,940
114 Fifth Avenue, New York, NY	Grey Healthcare, The Brand Union, Added Value	132,800
Ideenbotschaft, Platz der Ideen 1-3, Dusseldorf, Germany	Grey	126,089
Itatuulenkuja 10, Espoo, Helsinki, Finland	TNS	119,567
138 Av Marx Dormany, Montrouge, Paris, France	TNS	119,157
Derendorfer Allee 10, Dusseldorf, Germany	MediaCom, Group M	116,262
160 Bloor Street East, Toronto, ON	JWT, Hill & Knowlton, Mindshare, MEC	111,500
30/32 Bis Rue Guersant, Paris, France	Group M	110,029
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	103,854
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International, Chicago Focus, Kantar	101,500
11 Madison Avenue, New York, NY	Millward Brown, TNS and Kantar	100,700

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. As of 31 December 2009, the fixed asset value (cost less depreciation) representing land, freehold buildings and lease-hold buildings as reflected in the Company’s consolidated financial statements was approximately £400.9 million.

2009 was a difficult year with our property portfolio, but we were able to reduce it by 4% to 23.7 million sq ft; this was in the context of revenue down 8% and staff numbers during the year down 12.3%. It was not possible to adjust the property portfolio in line with the recession and, as a result, average square foot per head is up from 218 sq ft in 2008 to 230 sq ft in 2009 and establishment cost-to-revenue ratio is up from 6.9% to 8.0%, effectively back, unfortunately, at the relative levels of 2002 and 2003.

Our key property task over the next three years is to manage the portfolio to bring these ratios back into line and return to our medium-term objective of 7% for the establishment cost-to-revenue ratio. We will achieve this by using the upcoming lease breaks to reduce space and to take advantage of the current market to negotiate better terms on any lease extensions.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2009, under non-cancelable operating leases of the Company.

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

Certain Non GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include headline profit before interest and taxation (PBIT) and headline PBIT margin (headline PBIT as a percent of revenues) on a consolidated basis, constant currency, billings, free cash flow, and net and average debt, which we define, explain the use of and reconcile to the nearest IFRS measure in the operating results overview below and on pages 30 and 32. In reviewing year on year revenue growth management also uses the measure of like-for-like revenue as discussed on page 24.

See Item 11 of this report for Quantitative and Qualitative Disclosures about Market Risk.

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reporting segments:

•	Advertising and Media Investment Management,

•	Consumer Insight (previously Information, Insight & Consultancy),

•	Public Relations and Public Affairs, and

•	Branding and Identity, Healthcare and Specialist Communications.

In 2009, 39% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 61% of its revenues being derived from the remaining three segments.

The Group has established the following business objectives:

1.	First, to continue to raise operating margins to the levels of the best-performing competition. 15% headline PBIT margin was achieved for two consecutive years, in 2007 and 2008. In spite of the margin decline in 2009 to 11.7%, we continue to believe a headline PBIT margin of 18% is a tough, but realistic objective. BBDO, Dentsu and McCann have achieved this historically, although the pressure became too great in some instances. Reported PBIT margin in 2009, 2008 and 2007, was 9.4%, 12.3% and 13.7%, respectively.

Management uses headline PBIT to assess the performance of the business. Headline PBIT is equal to profit before interest and taxation, revaluation of financial instruments, gains and losses on disposal of investments and investment write-downs, goodwill impairment and goodwill write-downs relating to utilisation of pre-acquisition tax losses, amortisation and impairment of acquired intangible assets, share of exceptional gains and losses of associates, and costs incurred in 2008 in changing the Group’s corporate structure. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies, and it is useful in connection with discussion with the investment community. A reconciliation of this measure to profit before interest and taxation is provided in note 31 of the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F.

2.	Second, to continue to increase flexibility in the cost structure. Great strides have been made in recent years. Peak flexibility was in 2004, when variable staff costs made up 7.8% of revenues. The decrease to 6.6% in 2008 and 5.7% in 2009 illustrates the value of this flexibility in mitigating margin deterioration in the face of falling revenues. However, we were still unable to match the historic low of 5.3% in 2002.

3	Third, to improve total share owner return by maximising the return on investment on the Company’s free cash flow across the alternative uses of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

4.	Fourth, to continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients, beyond that of a financial holding company, to add value both to its clients and its people in the areas of human resources, property, procurement, information technology and practice development.

5.	Fifth, to continue to place greater emphasis on revenue growth through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	Sixth, to improve further the quality of our creative output by increasing training and development programs, by recruiting external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next and also on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods. The following table reconciles revenue growth for 2009 and 2008 to like-for-like revenue growth for the same periods.

	£m
2007 Revenue	6,186
Impact of exchange rate changes	735	11.9%
Changes in scope of consolidation	390	6.3%
Like-for-like growth	166	2.7%
2008 Revenue	7,477	20.9%
Impact of exchange rate changes	837	11.2%
Changes in scope of consolidation	976	13.0%
Like-for-like decline	(606)	(8.1%)
2009 Revenue	8,684	16.1%

Our reported revenue growth of over 16% reflected the strength of the euro and US dollar against sterling, as well as the impact of the first full-year inclusion of TNS in our results. On a constant currency basis revenues were up almost 5%. On a like-for-like basis revenues were down 8.1%, reflecting ‘less worse’ trends in the second half and final quarter of the year.

2009 was a very difficult year and a tale, or game, of two halves. Like-for-like revenues, although relatively stable in the final quarter of 2008 post the Lehman crisis, fell by almost 6% in the first quarter of 2009 and the rate of decline accelerated to almost 11% in the second quarter. The Group was relatively slow to react to this in the first half, with headcount only falling by 2.8% on average and 5.8% point-to-point, although a more rapid cost reduction, in response to these accelerating revenue declines, might have damaged the franchise.

However, as like-for-like revenue declines started to become ‘less worse’ at -9% in quarter three and -7% in quarter four, the headcount average fell by 9% and by 12% respectively and point-to-point by 7.4% between 30 June and 31 December. As a result, operating margins in the second half were the same as operating margins in the second half of 2008 (if TNS were included for the entire second half of 2008). We have clearly moved from a period of staring into the abyss to ‘less worse’ and now to stabilisation, if not growth, as yet.

Despite the overall slow-down in the industry growth rate, three engines of relative growth remain: new markets, new media and consumer insight. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, iconically represented by the BRICs and those of the Next 11 markets where we are present (Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam), continued to grow faster and now represent almost 27% of the Group’s approximately £8.7 billion revenue. As did new media and the application of technology in the form of internet, PC, mobile, video content, search and social networks, which also now account for almost 27% of Group revenues. And finally, as did Consumer Insight, which now accounts for over 26% of Group revenues.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by segment and geographical area for each of the three years ended 31 December 2009 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment on a reported, constant currency, and like-for-like basis.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2009	2008	2009	2008	2009	2008
North America	15.6	14.8	(0.7)	4.6	(8.1)	(0.3)
United Kingdom	7.8	7.2	7.8	7.2	(6.0)	2.2
Western Continental Europe[1,2]	23.9	25.5	12.8	7.5	(10.2)	0.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[2]	13.6	33.2	4.3	18.1	(6.8)	9.6
Total Group	16.1	20.9	4.9	9.0	(8.1)	2.7
[1]	Includes Ireland.
[2]

The Group previously reported Continental Europe separately. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East. Comparative figures have been restated accordingly.

The impact of the recession was least felt in the UK and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. It was most keenly felt in North America and Western Continental Europe, particularly in the first six months. There was relative improvement in the US in the third quarter, which continued into the final quarter of the year, with like-for-like revenues down 6.1%. Although the UK showed some softening in the third quarter compared with the second quarter, there was a marked ‘less worse’ improvement in the final quarter, with like-for-like revenues falling less at -4.6%. The relative improvement in Western Continental Europe and Asia Pacific in the third quarter continued, with both regions showing significantly ‘less worse’ growth in the final quarter. The Middle East continued to be challenging in the second half, while Latin America had a relatively strong year overall. Markets outside North America now account for over 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2009	2008	2009	2008	2009	2008
Advertising and Media Investment Management	0.9	16.0	(8.6)	4.4	(8.5)	3.6
Consumer Insight[1]	76.5	43.8	62.9	27.8	(9.5)	3.0
Public Relations & Public Affairs	5.8	17.3	(6.5)	6.9	(7.4)	4.9
Branding and Identity, Healthcare and Specialist Communications	6.7	18.4	(4.5)	7.6	(6.2)	0.3
Total Group	16.1	20.9	4.9	9.0	(8.1)	2.7

[1] Consumer Insight was previously reported as Information, Insight & Consultancy.

As seen in the first half of 2009, Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) was least affected by the recession, with the improvement in the Group’s healthcare businesses, seen in the second quarter, continuing in the second half, with like-for-like growth in the final quarter of the year.

The pressure continued on the Group’s Advertising and Media Investment Management businesses, with clients continuing to seek greater and greater effectiveness and efficiencies, in markets where there is little inflation and, as a result, little pricing power and an over-supply of old and new media inventory. The pressure seen by Media Investment Management in quarter two, continued into the third quarter, but eased significantly in the final quarter.

Public Relations & Public Affairs also experienced a substantially ‘less worse’ position in quarter four, with like-for-like revenues down less than 5%. Consumer Insight (formerly Information, Insight & Consultancy) saw sequential quarterly improvement in the second half, with a marked improvement in the final quarter as clients appeared to return to more stable spending patterns. November and December showed the lowest Consumer Insight monthly revenue declines of 2009.

In constant currencies, Advertising and Media Investment Management revenues fell by 8.6%, with like-for-like revenues down almost the same at 8.5%. Although cost actions were taken by the year end, the impact of revenue declines resulted in the combined annual operating margin of this sector falling by over 3.0 margin points.

Consumer Insight revenues grew almost 63% in constant currencies, largely as a result of the acquisition of TNS in October 2008, with like-for-like revenues down 9.5%. Gross margin fell less by 7.7% on a like-for-like basis. Overall reported margins fell by 2.6 margin points to 8.5% in constant currency. This performance reflected planned integration costs in relation to the merger of Kantar and TNS and the impact of the recession.

Public Relations & Public Affairs improved in the second half, with like-for-like revenues down 6.7% compared with -8.2% in the first half and particularly in the US and the UK. The final quarter showed a more marked improvement with revenue down less than 5%, which was the least worst quarterly decline of the year. All of the Group’s businesses in this sector improved in the final quarter, particularly Burson-Marsteller, Hill & Knowlton and the Group’s specialist public relations businesses. On a constant currency basis, operating margins fell by 1.2 margin points and remained strong, as action was taken to reduce costs, with average headcount down significantly.

The Group’s Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) also improved in the second half, with like-for-like revenues down 5.6% compared with -6.9% in the first half and even better at -5.3% in quarter four. As mentioned above, the Group’s healthcare businesses showed positive growth in the final quarter of almost 2%, with the UK up over 10% and the US up over 3%. The Group’s direct, digital and interactive businesses also performed better in the final quarter in North America, the UK, Western Continental Europe and the Middle East & Africa. The US showed positive revenue growth of over 1% in quarter four. On a constant currency basis, overall operating margins for the sector were down by 2.3 margin points to 10.2%.

Marketing services rose to over 61% of our revenues in 2009, up from 56% in 2008, largely due to the impact of TNS on Consumer Insight. It is no longer accurate to call us an advertising agency, we are a communications services company.

2009 compared with 2008

Revenues—Reported revenues were up 16.1% in 2009 to £8,684.3 million from £7,476.9 million in 2008 reflecting the strength of the euro and US dollar against sterling, as well as the impact of the first full-year inclusion of TNS in our results. On a constant currency basis revenues were up 4.9% and on a like-for-like basis revenues were down 8.1%, as detailed in the table on page 24. In 2009, acquisitions completed during the year had an immaterial impact on revenue. In 2008, acquisitions completed during the year contributed £376.3 million to revenue (£269.6 million was related to TNS).

Operating costs—Reported operating costs increased by 17.7%. Reported staff costs, excluding incentives, were up 19.4%. Incentive payments (including the cost of share-based compensation) fell by almost 17% to £177.8 million from £213.7 million. The Group’s staff cost to revenue ratio increased to 58.9% compared with 58.2% in 2008. Part of the Group’s strategy is to continue to ensure that variable staff costs (freelancers, consultants and incentive payments) are a significant proportion of total staff costs, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2009, the ratio of variable staff costs to total staff costs fell to 9.7% compared with 11.4% in 2008. As a proportion of revenue, variable staff costs were 5.7% in 2009 compared with 6.6% in 2008.

Establishment costs as a proportion of revenues were 8.0% in 2009 compared to 7.0% in 2008. 2009 was a difficult year with our property portfolio. We were able to reduce it by 4% to 23.7 million sq. feet however it was not possible to adjust the property portfolio in line with the recession.

Goodwill impairment charges of £44.3 million and £84.1 million were recorded in the years ended 31 December 2009 and 2008, respectively. The impairment charges relate to certain under performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. There were no impairment charges on acquired intangible assets in 2009. In 2008, an impairment charge was recorded for £1.5 million. Investment write-downs of £11.1 million and £30.5 million were taken in the years ended 31 December 2009 and 2008, respectively. Intangible amortization in 2009 increased by £94.2 million compared to 2008 due to a full year of amortization related to intangibles established in connection with the acquisition of TNS.

The Group released £19.4 million in 2009 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2008 and £23.7 million in 2008 related to acquisitions completed prior to 2007. Further details of the Group’s approach to acquisition accounting are given in note 28 to the Consolidated Financial Statements.

Operating profit—Reported operating profit was down 13.0% to £761.7 million in 2009 from £876.0 million in 2008. Reported operating margins decreased to 8.8% from 11.7%. Reported profit before interest and taxation (“PBIT”) was £818.7 million in 2009, down 11.2% from £922.0 million in 2008. Reported PBIT margins were 9.4% and 12.3% in 2009 and 2008, respectively. PBIT margins were negatively impacted by 2.6% in both years due to goodwill impairment, other goodwill and investment write-downs, and amortisation and impairment of acquired intangibles in each year. While the goodwill impairment charge in 2009 was lower by £39.8 million compared with 2008 and investment write-downs were lower by £19.4 million compared with 2008, intangibles amortization in 2009 was higher by £94.2 million due to a full year of amortization related to intangibles established in connection with the TNS acquisition. The impact of profits on disposal of investments was £31.1 million in 2009 and £3.4 million in 2008. Headline PBIT margin was 11.7% in 2009 against 15.0% last year. For 2009, the post-acquisition contribution of all acquisitions to the Group’s operating profit was immaterial. For 2008 it was £30.3 million.

Finance income/cost and revaluation of financial instruments—Finance income decreased to £150.4 million in 2009 from £169.6 million in 2008. Finance costs increased to £355.4 million in 2009 from £319.4 million in 2008. Therefore, net finance costs increased by £55.2 million, reflecting lower interest rates and higher average net debt as a result of the full year impact of the acquisition of TNS. Revaluation of financial instruments resulted in £48.9 million of income in 2009 and a charge of £25.4 million in 2008. The 2009 income is predominantly attributable to gains on termination of hedge accounting on repayment of TNS debt.

Taxes—The Company’s effective tax rate on reported profit before tax in 2009 was 23.5% compared to 31.2% in 2008. In 2008 there were significant expenses that were not deductible for tax purposes. In 2009 these expenses, such as goodwill impairment, were lower and were offset by other income that was not taxable such as the gain on disposal of investment and income attributable to the revaluation of financial instruments.

Profit for the year—Profit for the year decreased by 1.3% to £506.9 million in 2009 from £513.9 million in 2008 on a reported basis and decreased by 14.2% in constant currency, reflecting lower profit margins partially offset by lower tax expense. In 2009, £437.7 million of profit for the year was attributable to equity holders of the parent and £69.2 million attributable to minority interests.

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

Operating profit—Reported operating profit was up 8.9% to £876.0 million in 2008 from £804.7 million in 2007. Reported operating margins decreased from 13.0% to 11.7%. Reported PBIT was £922.0 million in 2008, up 9.0% from £846.1 million in 2007. Reported PBIT margins were 12.3% and 13.7% in 2008 and 2007, respectively. PBIT margins were negatively impacted by 2.6% in 2008 and 1.4% in 2007 due to goodwill impairment and other goodwill and investment write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. The impact of profits on disposal of equity investments was immaterial in both 2008 and 2007. Headline PBIT margins remained at 15.0% in 2008. For 2008, the post-acquisition contribution of all acquisitions to the Group’s operating profit was £30.3 million. For 2007, the post-acquisition contribution of acquisitions to the Group’s operating profit was £14.7 million.

The Group released £23.7 million in 2008 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2007 and £16.8 million in 2007 related to acquisitions completed prior to 2006. Further details of the Group’s approach to acquisition accounting are given in note 28 to the Consolidated Financial Statements.

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

Inflation

As in 2008, in management’s opinion inflation did not have a material impact on the Company’s results for the year or financial position at 31 December 2009.

Foreign currency fluctuations

See Item 11 for a discussion of the impact of currency exchange rate fluctuations on the Group’s consolidated results.

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash see the “Consolidated Cash Flow Statement” included as part of the Company’s Consolidated Financial Statements in Item 18 of this Report.

Net debt averaged £3.4 billion in 2009, up exactly £1.0 billion at 2009 exchange rates, reflecting the net acquisition cost and debt acquired of TNS of £1.3 billion and other, smaller acquisitions and earnout payments. Net debt at 31 December 2009 decreased to £2.6 billion compared with £3.1 billion last year, reflecting improved cash flows.

The Company spent £196.6 million (excluding cash and cash equivalents acquired) and £1,054.0 million for acquisitions and investments in 2009 and 2008, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £253.3 million and £220.6 million, respectively, and cash spent on share repurchases and buy-backs was £9.5 million and £112.2 million, respectively.

There are broadly three alternative uses of funds: capital expenditure, which usually approximates depreciation cost; mergers and acquisitions, which have historically taken the lion’s share of free cash flow; and dividends and share buy backs. Pressure in respect of capital expenditures has eased as technology pricing has fallen, although in 2009 we invested more in real estate following lease renewals, particularly for Ogilvy and Grey in New York, to secure greater efficiencies. In regard to mergers and acquisitions, we have raised the hurdle rate on capital employed so that our return on capital may be increased. In late 2008, at the time of the acquisition of TNS, the Company announced that for the following two years, acquisitions would be limited to no more than £100 million per annum, the Group’s share buy-back program would be targeted up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce debt. In 2009, the Group spent £63.0 million on initial acquisition payments, well within the target set. Buy-backs in 2009 were restricted to £9.5 million, representing 0.2% of share capital, again well within the target set.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2009, billings were £37.9 billion, or 4.4 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See the discussions on page 32 for the Group’s view on the use of net debt to measure net debt levels.

Debt

US$ bonds—The Group has in issue $600 million of 8% bonds due September 2014 and $650 million of 5.875% bonds due June 2014.

Eurobonds—The Group has in issue €600  million of 4.375% bonds due December 2013, €500  million of 5.25% bonds due January 2015 and €750  million of 6.625% bonds due May 2016.

Sterling bonds—The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities—The Group has a $1.6 billion seven year Revolving Credit Facility due August 2012 and a £400 million amortising Revolving Credit Facility maturing in July 2011. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged $2,105 million in 2009. The Group had available undrawn committed credit facilities of £1,335 million at 31 December 2009 (2008: £1,074 million).

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

US Commercial Paper Program—The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. The Group’s borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding during the year was $0.8 million. There was no US Commercial Paper outstanding at 31 December 2009.

Convertible bonds—In May 2009, the Group issued £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 75,000,000 WPP ordinary shares at an initial share price of £6 per share.

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

At 31 December 2009, the Group’s net debt was £2,640 million, down £428 million from £3,068 million in 2008. Net debt averaged £3,448 million in 2009, against £2,206 million in 2008 (up £1 billion from 2008 at 2009 exchange rates) reflecting the net acquisition cost and debt acquired of TNS of £1.3 billion and other, smaller acquisitions and earnout payments.

In 2009, net cash inflow from operating activities was £818.8 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £617.9 million. This free cash flow was absorbed by £426.3 million of debt repayments, £144.8 million in net acquisitions and disposals, share repurchases and buy-backs of £9.5 million and dividends of £189.8 million. This resulted in a net outflow of £152.5 million.

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

A tabular reconciliation of free cash flow is shown below.

	Year Ended 31 December
	2009 £m	2008 £m	2007 £m
Net cash inflow from operating activities	818.8	922.7	891.3
Issue of shares	4.1	10.6	34.8
Proceeds on disposal of treasury shares	—	6.9	—
Proceeds on disposal of property, plant and equipment	9.2	11.5	8.3
Movements in working capital and provisions	102.1	109.3	(25.4)
Purchases of property, plant and equipment	(222.9)	(196.8)	(151.1)
Purchase of other intangible assets (including capitalised computer software)	(30.4)	(23.8)	(19.7)
Dividends paid to minority shareholders in subsidiary undertakings	(63.0)	(63.5)	(38.9)
Free cash flow	617.9	776.9	699.3

Management believes that net debt is an appropriate and meaningful measure of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned. We similarly believe average net debt to be a more accurate reflection of the amount of debt the Group has supporting its activities through the year.

The following table is an analysis of net debt.

	Year Ended 31 December
	2009 £m	2008 £m	2007 £m
Debt financing	(4,307.1)	(5,640.1)	(3,325.9)
Cash and short-term deposits	1,666.7	2,572.5	2,040.2
Net debt	(2,640.4)	(3,067.6)	(1,285.7)

The Company’s long term debt is currently rated Baa3 and BBB by Moody’s and Standard and Poor’s respectively and the Company’s short term debt obligations P3 and A3 respectively. Standard and Poor’s Rating Service has placed the Company’s debt ratings on “negative outlook”. If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities could be increased. The Company maintains an active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company’s debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.

The Company’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5.F for details on the Company’s material commitments for capital expenditures at 31 December 2009.

As part of the scheme of arrangement on 19 November 2008, 1,252,652,646 ordinary shares were issued at a price of 340.75 pence each. On 24 November 2008 the entire balance standing to the credit of the share premium account was transferred to retained earnings as sanctioned by The Royal Court of Jersey. As a result £4,143.1 million was added to retained earnings for both WPP plc and the Group. For the Company this amount was distributable.

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

In the first quarter of 2010, reported revenues were £2.078 billion, down just under 2% from last year. Revenues in constant currency were up 0.5%, reflecting the strength of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were flat with last year. Revenues have stabilised following declines of 5.8% in the same quarter last year and 7.2% in the last quarter of last year and over 8% last year. The first quarter saw sequential improvements each month, with March up 1%, the first monthly revenue growth for 14 months since December 2008.

2010 has started in a very different way to how 2009 ended. Although the last quarter of 2009 was certainly “less-worse”, the start to 2010 seems to indicate a change in client attitudes. Calendar 2009 budgets, which are the vast majority, were prepared during or just following the Lehman crisis, staring into the abyss. Calendar 2010 budgets, on the other hand, were prepared having avoided the apocalypse or Armageddon and, perhaps, with more focus on how to achieve top-line growth, rather than on just cutting costs. The most marked change and turnaround in direction has, so far, been in the United States, where the monetary and fiscal stimulus seems to have had, perhaps not surprisingly, the most marked effect.

On a constant currency basis, the Group’s revenue grew by 0.5%, well ahead of budget. In 2009 the economic pressure was most acute in the United States, with the United Kingdom less affected than Western Continental Europe and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe least affected. In the more stable environment of 2010 (so far), the United

States has recovered first with constant currency growth of almost 4%, followed by the United Kingdom also positive. Western Continental Europe probably remains the most challenged region with revenues down over 1%. Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe was down over 1%, although in the case of Latin America and the Middle East this is partly the result of stronger comparatives in the first quarter of 2009, when revenues were growing strongly. In Asia Pacific, Japan and Australia and New Zealand are still the most affected with constant currency revenues down almost 7%, but South East Asia saw revenue growth of over 5%, with all the Group’s major markets showing positive growth. The Group’s two biggest markets in Asia, Mainland China and India, showed combined growth of over 5%. Latin America was not as strong as last year because of tougher comparatives.

By communications services sector, Branding and Identity, Healthcare and Specialist Communications (including direct, digital and interactive) have recovered more quickly with like-for-like revenue growth of almost 2% in the first quarter and over 2% in March. The Group’s direct and interactive networks of Wunderman, OgilvyOne and G2 all showed like-for-like growth, with the Group’s specialist digital companies including 24/7 Real Media, Schematic, Blue Group and Quasar showing like-for-like growth of over 9%. Public Relations and Public Affairs have also recovered with like-for-like growth of 0.7% in the quarter and over 4% growth in March. Consumer Insight revenues recovered strongly in sequential quarters and fell slightly by 0.4%, comparing quarters year to year, with the United Kingdom still pressured. Advertising and Media Investment Management revenues were down 0.9% on a like-for-like basis. Within this sector, the Group’s media investment management businesses saw a return to growth in the first quarter.

The Group continues to benefit from consolidation trends in the industry, winning many assignments from existing and new clients. The Group heads all analysts’ net new business win tables for the first quarter by a considerable margin, a performance which has continued in April. The general economic situation continues to encourage a significant number of account reviews, consolidations and new business opportunities, particularly in media investment management.

In the first quarter, revenues, profits and operating margins were well above budget and profits and operating margins were well ahead of last year, despite a similar level of severance in the first quarter of 2010 compared with the first quarter of 2009. As a result of increased profitability, incentive pools began to be refilled. Actual revenues were tracking 3% above budget for the first quarter. Originally the Group budgeted flat revenues overall for 2010.

The Group is in the process of reviewing its quarter one revised forecasts, but early indications are that the improvement in revenues, compared with budget, seen in the first quarter, will continue for the balance of year, with full year like-for-like revenue growth of around 2%. There is evidence of some pressure on salaries following the brutal 2009 and as our operating companies are more positive about 2010, we are beginning to see some hiring and investment, particularly in the faster growing markets.

In the rest of 2010, the focus will be on ensuring that the benefits of the stabilisation in revenues, and the significant cost actions taken during 2009, are reflected in operating profitability. It is too early to say whether this stabilisation in the first quarter and the growth in March will be sustained. The second quarter should continue the trend, if only because the comparatives are easier, since second quarter revenues in 2009 were down almost 11%. Revenue stabilisation and growth have certainly come earlier than expected in 2010, as we originally thought growth would only come in the second quarter.

Average net debt in the first quarter of 2010 was £2.854 billion, compared to £3.243 billion in 2009, at 2010 exchange rates. This represents a decrease of £389 million. Net debt at 31 March 2010 was £3.207 billion compared to £3.558 billion in 2009 (at constant exchange rates), a decrease of £351 million, reflecting improved cash flows.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2009, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2010	2011	2012	2013	2014	Beyond 2014
Contractual obligations:
Long-term debt [1]
Eurobonds	1,641.3	—	—	—	532.4	—	1,108.9
Sterling bonds	1,050.0	—	—	—	—	450.0	600.0
USA bonds	774.1	—	—	—	—	774.1	—
Other	90.6	—	—	18.6	56.5	15.5	—
Subtotal	3,556.0	—	—	18.6	588.9	1,239.6	1,708.9
Interest payable	1,214.8	210.0	210.0	209.5	208.9	157.0	219.4
Operating leases	2,165.2	332.7	270.8	231.1	194.3	166.0	970.3
Capital commitments[2]	17.8	16.8	1.0	—	—	—	—
Investment commitments[2]	22.3	22.3	—	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	430.4	229.9	113.0	44.7	10.3	1.2	31.3
Total	7,406.5	811.7	594.8	503.9	1,002.4	1,563.8	2,929.9

[1]	In addition to long-term debt, the Company had short-term overdrafts at 31 December 2009 of £720.7 million. The Group’s net debt at 31 December 2009 was £2,640.4 million and is analysed in Item 5.B.
[2]

Capital commitments include commitments contracted, but not provided for in respect of property, plant and equipment. Investment commitments include commitments contracted, but not provided for in respect of interests in associates and other investments.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2009 amounted to £47.7 million (2008: £44.2 million, 2007: £47.0 million). Employer contributions and benefit payments in 2010 are expected to be in the range of £50 million to £70 million depending on the performance of the assets. Projections for years after 2010 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

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

Goodwill and other intangibles

The Company has a significant amount of goodwill and other intangible assets. The Company initially tests the carrying value of goodwill and other indefinite lived intangible assets for impairment annually at 30 June of each year, and then updates the review at 31 December or whenever there is an indication of impairment.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgments are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of an impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations.

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

•

After the projection period, an assumed annual long-term growth rate not exceeding long-term average growth rates for the industry, with no improvements in operating margins. An annual growth rate of 3.0% and a pre-tax discount rate of 10.27% have been assumed.

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2009 operating profit includes credits totaling £19.4 million (2008: £23.7 million, 2007: £16.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2008.

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 19 to the Consolidated Financial Statements. WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase the minority interest. These agreements are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at year end. The fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2009.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £248.0 million at 31 December 2009, compared to £268.7 million at 31 December 2008. The decrease in the deficit relates to higher than expected investment returns and favorable foreign exchange rate movements, mostly offset by an increase to the benefit obligation due to a reduction in discount rates.

There are a number of areas in the pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

Most of the Group’s pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets decreased to 5.6% at 31 December 2009 from 5.7% at 31 December 2008, and in North America, the forecasted weighted average return decreased to 6.5% from 6.6%, broadly in line with the yields available in both markets. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Also, management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories.

At 31 December 2009, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Western Continental Europe	Asia Pacific[1]
Current pensioners – male	20.5	19.6	22.3	18.5	19.3
Current pensioners – female	22.5	21.6	23.7	21.9	24.7
Future pensioners (current age 45) – male	21.9	21.1	23.5	20.4	19.3
Future pensioners (current age 45) – female	23.7	22.5	25.0	23.4	24.9

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

In the determination of mortality assumptions, management use the most up-to-date mortality tables available in each country and consistently allows for expected generational improvement.

For a 0.25% increase or decrease in the discount rate at 31 December 2009, the 2010 pension expense would be broadly unchanged as the change in service cost and interest cost would offset. The effect on the year-end 2009 pension deficit would be a decrease or increase, respectively, of approximately £24.5 million.

Deferred taxes

We record deferred tax assets and liabilities using tax rates enacted, or substantively enacted, at the balance sheet date for the effect of temporary differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	the various jurisdictions in which the potential deferred tax assets arise;

•	history of loss carryforwards and other tax assets expiring;

•	the timing of future reversal of taxable temporary differences;

•	the expiry period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2009 gross unrecognised assets under IFRS were £4,668.1 million.

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

New IFRS Accounting Pronouncements

See pages F-7 and F-8 to the Consolidated Financial Statements for a description of new IFRS accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company as of 16 April 2010 are as follows:

Philip Lader, age 64: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of Marathon Oil, AES and Rusal Corporations, a trustee of RAND Corporation, the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 65: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Asatsu-DK Inc.

Paul Richardson, age 52: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and corporate responsibility. He is also the Country Manager for Italy. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group.

Mark Read, age 43: Strategy director and CEO, WPP Digital. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and is also chief executive of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 55: Non-executive director. Colin Day was appointed a director in July 2005. He is group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000 and became a non-executive director of Cadbury plc in December 2008. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Imperial Tobacco plc until February 2007 and of easyJet plc until 30 September 2005.

Esther Dyson, age 58: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name of EDventure. She has been highly influential for the past 20 years on the basis of her insights into online/information technology markets and their social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor, she participated in the sale of Flickr to Yahoo! and of Medstory to Microsoft. She sits on the boards of non-listed start-ups including Boxbe (US), Evernote (US), 23andMe (US), Airship Ventures (US), Eventful.com (US), Meetup Inc. (US), NewspaperDirect (Canada), Voxiva (US) and Yandex (Russia). She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government; StopBadware.org, an anti-malware group; and PersonalGenome.org. She is also a member of the NASA Advisory Council and Chairman of its Technology and Innovation Committee.

Orit Gadiesh, age 59: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France, as well as a member of the Foundation Board for the World Economic Forum and the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, and a trustee for Eisenhower Fellowships.

Stanley (Bud) Morten, age 66: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant, private investor and one of the five public members of the Investment Advisory Council of the State of Connecticut. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005. He is also a non-executive director of The Motley Fool, Inc., and of Darien Rowayton Bank, both of which are private companies.

Koichiro Naganuma, age 65: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is Chairman and group chief executive officer of Asatsu-DK Inc., also known as ADK. Joining the agency in 1981, he began his career with the account service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. ADK is Japan’s third largest advertising and communications company, and tenth largest in the world.

Lubna Olayan, age 54: Non-executive director. Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairman and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. Ms Olayan is a Board Member of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia. She is on the International Advisory Board of the Council on Foreign Relations, a member of the Board of Directors of INSEAD and a member of the Board of Trustees of Cornell University and KAUST (King Abdullah University of Science & Technology). Ms Olayan joined the International Advisory Board of Rolls-Royce in October 2006 and Akbank International Advisory Board in April 2009.

John Quelch, age 58: Non-executive director. John Quelch was appointed a director in 1988. He is the Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. From 2001 to 2009, he was also a senior associate dean at Harvard Business School. He has served since 2002 as chairman of the Massachusetts Port Authority. He is the honorary counsel general of the Kingdom of Morocco in New England and honorary chairman of the British American Business Council of New England. He is also a member of the Council on Foreign Relations. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Inverness Medical Innovations, Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited.

Jeffrey A. Rosen, age 62: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years’

experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver, age 50: Non-executive director. Tim Shriver was appointed a director in August 2007. He is Chairman and CEO of Special Olympics, serving over three million Special Olympic athletes and their families in 180 countries. In recent years, he has produced films for Disney, Dream Works and Fox Searchlight and Hallmark Hall of Fame. Since January 2007 he has been writing a column for The Washington Post/Newsweek.com. He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of the Malaria No More, Neogenix Oncology, and he is the founder and President of the Center for Interface Action on Global Proverty. He serves on the advisory committee of Main Street Advisors and Leeds Equity.

Paul Spencer, age 60: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. Paul has held a number of non-executive directorships including until 2009 Chairman of NS and I (National Savings). He is currently Chairman of State Street Managed Pension Funds and Chairs audit at TR Property Investment Trust PLC. He is the independent Trustee of the BAT, BT, BA and Rolls-Royce Pension Funds. In the 2010 Honours he was awarded a CBE for services to the Financial Services Industry. Paul is a governor of the charity Motability.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Review of compensation

Economic pressures on WPP and on marketing services companies in general did not abate during 2009, and are reflected in reduced levels of compensation throughout the Group. These circumstances reinforced the importance of the Compensation Committee’s work to ensure that compensation policies strike a fair balance between peoples’ compensation and long-term share owner interests, and enable the Company to attract, retain, and motivate the best talent in the business.

The committee’s work during 2009 included:

•	a review of the total compensation packages of the Group’s most senior executives relative to marketplace benchmarks to ensure competitiveness;

•

the approval of all stock plan awards (including grants under Leadership Equity Acquisition Plan III (LEAP III), Performance Share Awards (PSAs), Executive Share Awards (ESAs) and the Leaders and Partners programs);

•

the approval of all incentive payments, payable in cash or in shares, for senior executives throughout the Group and setting appropriate targets for the Group chief executive and other executive directors;

•	finalising the design of LEAP III after consultation with share owners, and securing approval of the plan at the General Meeting in June 2009; and

•	consideration of the potential inclusion of clawback provisions in the Company’s share incentive plans.

WPP competes on the basis of its intellectual capital. This intellectual capital is created entirely by its people, and the committee endeavours to strike the right balance of fairness for both employees and share owners. For this reason, the design of all executive compensation at WPP is governed by three guiding principles: the need to be competitive, performance-driven and alignment with share owner interests.

These three principles are themselves derived from our mission statement: to develop and manage talent; to apply that talent, throughout the world, for the benefit of clients; to do so in partnership; to do so with profit and our six business objectives (see pages 22 and 23).

The committee regularly reviews fixed and variable compensation against appropriate benchmarks both internal and external to the organization. When making decisions on executive compensation, the committee is briefed on the treatment of the broader population. This includes, for example, the consideration of budgeted salary increases across the organisation when determining executive salary increases. In addition, the committee approves the design of incentive plans as well as reviewing all the awards made under those incentive plans. In 2009 the proportion of total compensation that was variable for Sir Martin Sorrell, Paul Richardson and Mark Read was 82.8%, 75.2% and 69.9%, respectively.

WPP is committed to aligning executive performance and reward with share owner interests. From a compensation perspective, this is encouraged in a number of ways:

•	Total Shareholder Return (TSR) has been chosen as the performance measure for both Renewed LEAP and LEAP III as it represents the best objective measure of the success of the Company;

•	share ownership is encouraged for the WPP Leaders (approximately the top 200 executives), all of whom have ownership goals of 40,000 ordinary shares;

•	all employees are given a share focus through the use of the Worldwide Ownership Plan; and

•	the majority of the compensation package of executive directors is paid in the form of shares (the value of ESA and expected value of awards under both Renewed LEAP and LEAP III).

Key elements of short- and long-term remuneration

The principal elements of WPP executive remuneration currently comprise the following:

•	base salaries and fees (fixed);

•	short-term incentives paid in both cash (payable immediately) and shares which vest in the medium-term of usually after two years (variable); and

•	long-term incentives paid in shares (variable, and in certain instances, subject to both co-investment and performance conditions).

Pension contributions, life assurance, health and disability, and other benefits are also provided.

Compensation packages for the senior people at WPP are normally reviewed every 24 months. These reviews are undertaken within the context of:

•	the current mix of fixed and variable compensation;

•	the performance of the relevant business unit;

•	pay and employment conditions elsewhere in the Group; and

•	general market conditions.

In determining suitable benchmarks the committee looks at similar roles in competitor organisations and, if appropriate, general industry data for organisations of comparable size and complexity.

Base Salary and Fees

	Current salary and fees	Effective date
Sir Martin Sorrell	£1,000,000	1 Jan 2007
Paul Richardson	$830,000 and £100,000	1 Jul 2008
Mark Read	£325,000	1 Jan 2009

As reported last year, fees of £100,000 are paid to each of the executive directors in respect of their directorships of WPP plc. This was not an increase in compensation and in each case salary was reduced by £100,000 when the fees were introduced.

Sir Martin Sorrell’s base salary was last increased on 1 January 2007. It was due to be reviewed in November 2008 with any change to be implemented from January 2009; however, Sir Martin informed the Compensation Committee that an increase would not be appropriate in light of current business conditions. His salary and directors’ fees therefore remained unchanged. Similarly no increase to base salary was proposed for either Paul Richardson or Mark Read.

Retirement benefits

All pension benefits for the Company’s executive directors are currently on a defined contribution basis and only the aggregate of base salary and fees is pensionable under any Company retirement plan. Details of pension contributions for the period under review in respect of executive directors are set on page 49.

The form and level of Company-sponsored retirement programs vary depending on historical practices and local market considerations. The level of retirement benefits is regularly considered when reviewing total executive remuneration levels.

Short-term incentives

Each year WPP sets challenging performance conditions for each operating company. Performance against these targets determines the size, if any, of the incentive pool for that unit. In aggregate, incentive payments in 2009 were down compared with 2008. This trend was also reflected in the bonuses paid to executive directors.

Individual targets (both financial and strategic) for the operating company CEOs are also set by WPP and in turn, these CEOs set similar targets for their direct reports. Payment is in the form of both cash bonuses and PSAs which vest a further two years after grant.

In a similar way, the Compensation Committee sets objectives for Sir Martin Sorrell and the other executive directors. The extent to which these objectives are met will determine the size of both the annual cash bonus (the Short Term Incentive Plan, or “STIP”) and the ESAs, the portion of the annual bonus paid in shares which normally vest a further two years after grant (however, the 2009 award will vest three years after grant).

Consistent with previous years, for 2009 each executive director was measured in the three areas shown below:

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

No changes were made in 2009 to the levels of short-term incentive payouts that would be payable for achieving either target or maximum performance.

After considering each of these areas and the respective measures for each executive, the committee assessed the following levels of performance against target bonus payable in cash (shown as a percentage of target bonus):

	Group financial objectives		Individual strategic objectives		Key business achievements
	% of target	Cash amount £000	% of target	Cash amount £000	% of target	Cash amount £000
Sir Martin Sorrell	0	0	100	333	71	236
Paul Richardson	0	0	105	176	75	126
Mark Read	0	0	125	68	91	49

This resulted in the following bonus payments in respect of 2009, shown as a percentage of salary:

	Bonus percentage paid in cash			Bonus percentage paid in shares (ESA)
	Target	Max	Actual	Target	Max	Actual
Sir Martin Sorrell	100	200	57	67	100	38
Paul Richardson	80	120	48	100	133	60
Mark Read	50	75	36	67	100	48

However, the Compensation Committee reapportioned some of the cash into stock for Sir Martin Sorrell and Paul Richardson, and extended the vesting period to three years. The final distribution was therefore as follows:

	Bonus percentage paid in cash			Bonus percentage paid in shares (ESA)
	Target	Max	Actual	Target	Max	Actual
Sir Martin Sorrell	100	200	41	67	100	55
Paul Richardson	80	120	46	100	133	62
Mark Read	50	75	36	67	100	48

In some countries an opportunity exists to defer part of the annual bonus for four years in the form of WPP shares. At the end of the deferral period a 25% match is applied to the original shares subject to continuous employment. No executive director participated in this plan in relation to the bonus paid for 2009.

Long-term incentives

Following the policy review in 2008, the Compensation Committee continues to believe that current incentive plans remain appropriate in terms of grant levels, performance criteria and vesting schedules. However, this year’s review will need to take into account more intense competitive pressures fuelled by the general economic recovery and competitors’ behavior. None of WPP’s incentive plans are pensionable and, other than stock options, all awards will be satisfied out of WPP shares held in treasury or one of the Company’s employee share ownership plans (“ESOPs”).

Leadership Equity Acquisition Plan III

At the General Meeting in June the Company obtained the approval of share owners for LEAP III and subsequently awards were made to 13 of the Group’s key executives. Details of these awards can be found on page 51.

Under LEAP III, participants have to commit and retain investments in WPP. Such investments are in the form of WPP shares (investment shares) and, at the invitation of the Compensation Committee, also in the form of options over WPP shares purchased from an independent third party (investment options). Such investments provide participants with the opportunity to earn additional WPP shares (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company’s TSR performance measured over five years and compared with a peer group weighted by market capitalisation.

Following the end of a performance period, the Compensation Committee is required to perform a ‘fairness review’ on the basis of which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest. This is because relative TSR may not always reflect the true performance of the Company. Factors the committee considers in its fairness review of any awards include, amongst others, various measures of the Group’s financial performance (such as growth in revenues and in earnings per share) and any evidence of distortions in the share price of either WPP or the peer group (such as bid price premiums).

Renewed Leadership Equity Acquisition Plan

No further awards were made under Renewed LEAP and no awards vested in 2009.

The awards made in 2004 had a four-year performance period and vested in 2008. Awards made between 2005 and 2008 all had five-year performance periods. The 2005 award vested in March 2010 with a match of 2.50 and details will be fully disclosed in next year’s report and accounts. The remaining awards will, subject to satisfaction of performance conditions, vest between 2011 and 2013.

As with LEAP III, the Compensation Committee is required to perform a ‘fairness review’ before any awards can vest. When performing this fairness review prior to vesting of the 2005 award there were two particular factors that the committee felt had a significant influence on the results, namely:

•	the existence of a ‘bid premium’ in the ending share price of one of WPP’s peer group companies (Aegis); and

•	the dramatic swings in currency, particularly the fall in the value of sterling towards the end of the performance period.

It should be noted that both these factors were also present when the previous award vested in March 2008, however at that time sterling had appreciated sharply towards the end of that period. On that occasion the committee adjusted for both factors with the net result that the number of matching shares was reduced from 3.27 to 2.60. On this occasion the committee again adjusted for both factors with the net result that the number of matching shares was increased from 1.64 to 2.50.

The committee discussed both these points and the appropriate treatment of delisted companies (which is outlined on page 51) with the largest share owners and the share owner advisory bodies before any decision was made.

Restricted Stock Plan

Other than to satisfy awards under the short-term plans (ESAs and PSAs), the principal use of the Restricted Stock Plan is for awards under the WPP Leaders and WPP Partners programs. These programs are used to further align the interests of about 1,200 of our key executives with the interests of share owners.

In both programs awards are made to participants that vest three years after grant provided the participant is still employed within the Group. Some executives at the head office participate in these programs but no awards are made to executive directors.

Executive Stock Option Plan

In order to attract or retain key talent it is sometimes necessary to make special grants of options. Only 1 grant was made to a single individual in 2009; 15 grants were made in 2008. None of these grants were to executive directors. However, the Compensation Committee is conscious that stock options remain a powerful motivator and, in certain circumstances, it might be necessary to grant to a broader population under the Executive Stock Option Plan.

Worldwide Ownership Plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly owned subsidiaries. As at 31 December 2009 options under this plan had been granted to approximately 84,500 employees over 38.4 million ordinary shares since March 1997. Any executive who participates in one of the other share plans described above does not receive grants under this plan.

Share incentive dilution

The share incentive dilution level, measured on a 10-year rolling basis, as at 16 April 2010, was 4.6% (2008: 5.4%, 2007: 5.7%). It is intended that rewards under LEAP III, Renewed LEAP, the ESAs, the PSAs and Restricted Stock Plan will all be satisfied with purchased shares held either in the ESOPs or in Treasury.

Key elements of short- and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of control
Short-term
Base salary	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non- financial) at the individual and business unit level.	The cash bonuses of executive directors do not crystallise on a change of control.
Performance share awards	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non- financial) at operating company level. Further two-year retention period.	See note below for Restricted Stock Plan.
Executive share awards	To incentivise delivery of value and to align with interests of share owners.	Key head office executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two or three-year retention period.	See note below for Restricted Stock Plan.
Long-term
LEAP III and Renewed LEAP

To incentivize long-term

performance by comparing WPP’s TSR against the TSR of key comparators (which are weighted by market capitalisation in the case of LEAP III), and to maximize alignment with share owner interests through a high level of personal financial commitment.

		Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years

Relative TSR

performance against a group of key communication

services comparator

companies, (weighted by market capitalisation in the case of LEAP III), subject to a fairness review by the Compensation Committee.

On a change of control, the investment period for all outstanding awards ends, the number of vesting shares is determined at that date (pro rated in the case of LEAP III) and any other rights cease. The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.
Restricted Stock Plan	To encourage a share ownership culture and long-term retention as well as supporting recruitment.	Directors and senior executives of the operating companies and senior head office executives.	n/a	Typically three-year retention period.

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

Directors’ remuneration

For the fiscal year ended 31 December 2009 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £5,853,000. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and a deferred share award. The sum of £695,000 was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ emoluments

The value of salary and fees, benefits, annual incentives paid both in cash (STIP) and shares (ESA) and pension contributions for the year ending 31 December 2009 are set out in the table below. The table also shows comparative numbers for 2008. In the case of STIP and ESA, the figures shown are the value of the awards in respect of the year in question but received in the following year. Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2009 have been converted into sterling at $1.5667 to £1 ($1.8524 for 2008). No compensation payments for loss of office have been made during 2009 to any individuals who have been directors of the Company.

	Salary and fees		Other benefits		Short-term Incentive plans (annual bonus)		Value of ESA		Total annual remuneration		Pension contributions
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive directors
Sir Martin Sorrell[1,2]	1,007	1,033	345	110	406	1,250	546	753	2,304	3,146	401	398
Paul Richardson	630	563	101	89	290	440	389	550	1,410	1,642	189	158
Mark Read	325	275	1	1	117	172	157	230	600	678	33	28
Total remuneration	1,962	1,871	447	200	813	1,862	1,092	1,533	4,314	5,466	623	584
[1]

During 2009 an amount of approximately £8,323 was paid in respect of tax liabilities on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£7,000 in 2008).

[2]

Payments of amounts equal to the dividends that would be payable (totaling £856,687) were made to Sir Martin Sorrell during 2009 (£859,981 during 2008) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

ESA and Restricted Stock Awards held by executive directors in the year ended 31 December 2009

All awards made under this plan are made on the satisfaction of previous performance conditions and are subject to continuous employment until the vest date. The table does not include grants in relation to the 2009 ESA as these were not made until 16 April 2010.

		Award date	Share plan	Share price on grant date	No. of shares originally awarded	Value on grant day £000	Shares granted in lieu of dividends	Total shares vesting	Vesting date	Share price on vesting	Value on vesting £000
Sir Martin Sorrell	2006 ESA Award	23.02.07	ESA	£7.7925	104,587	815	5,399	109,986	06.03.09	£3.93933	433
	2007 ESA Award	03.03.08	ESA	£5.9025	149,851	885	—	—	06.03.10		—
	2008 ESA Award	09.03.09	ESA	£3.83625	196,285	753	—	—	06.03.11		—
Paul Richardson	2006 ESA Award	08.05.07	ESA	£7.5025	75,441	566	3,894	79,335	06.03.09	£3.93933	313
	2007 ESA Award	03.03.08	ESA	£5.9025	96,094	567	—	—	06.03.10		—
	2008 ESA Award	09.03.09	ESA	£3.83625	143,369	550	—	—	06.03.11		—
Mark Read	Def Bonus 2005	16.03.06	Deferred bonus	£6.7950	3,601	24	—	—	16.03.10		—
	2006 ESA Award	23.02.07	ESA	£7.7925	30,798	240	1,590	32,388	06.03.09	£3.93933	128
	Def Bonus 2006	27.04.07	Deferred bonus	£7.4775	9,526	71	—	—	16.03.11		—
	2007 ESA Award	03.03.08	ESA	£5.9025	43,202	255	—	—	06.03.10		—
	2008 ESA Award	09.03.09	ESA	£3.83625	59,954	230	—	—	06.03.11		—

Other Long-Term Incentive Plan awards

Renewed Leadership Equity Acquisition Plan

	Grant / award date	Investment and performance period	Number of investment shares	Share price on grant date	Maximum number of matching units at 1 Jan 2009	During 2009			Maximum number of matching units at 31 Dec 2009	Share price on vest/ deferral date	Value on vest/ deferral date £000
Name						Granted/ (lapsed) units	Additional Dividend shares	Vested or deferred shares
Sir Martin Sorrell	15.12.05	01.01.05 – 31.12.09	203,394	£6.175	1,016,970				1,016,970
	15.11.06	01.01.06 – 31.12.10	156,536	£6.84	782,680				782,680
	11.12.07	01.01.07 – 31.12.11	148,742	£6.23	743,710				743,710
	31.10.08	01.01.08 – 31.12.12	218,596	£3.749	1,092,980				1,092,980
Paul Richardson	15.12.05	01.01.05 – 31.12.09	81,358	£6.175	406,790				406,790
	15.11.06	01.01.06 – 31.12.10	66,102	£6.84	330,510				330,510
	11.12.07	01.01.07 – 31.12.11	59,497	£6.23	297,485				297,485
	31.10.08	01.01.08 – 31.12.12	109,298	£3.749	546,490				546,490
Mark Read	15.12.05	01.01.05 – 31.12.09	10,170	£6.175	50,850				50,850
	15.11.06	01.01.06 – 31.12.10	16,525	£6.84	82,625				82,625
	11.12.07	01.01.07 – 31.12.11	14,874	£6.23	74,370				74,370
	31.10.08	01.01.08 – 31.12.12	21,859	£3.749	109,295				109,295

The comparator groups used for the various awards under Renewed LEAP are shown in the following table. Where a company that delists during a performance period has an undisturbed share price for less than 40% of that performance period, the Compensation Committee would usually exclude that company from the comparator group for the award in question. Otherwise, the company would usually be deemed to be disposed of and the proceeds reinvested in an index that tracks the TSR of the remaining comparator companies.

Grant year	Comparator group
2005	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis, Taylor Nelson Sofres and VNU
2006	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2007	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2008	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group and Publicis

The vesting schedules used for the various awards under Renewed LEAP are shown in the following tables. When actual performance falls between these positions, the match is calculated on a pro-rata basis.

Awards granted in 2005, 2006 and 2007
Rank compared to peer group	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Awards granted in 2008
Rank compared to peer group	Number of matching shares
1	5
2	5
3	4
4	3
Median	1.5
Below median	0

Leadership Equity Acquisition Plan III

Name	Grant / award date	Investment and performance period	Number of invest- ment shares	Number of invest- ment options	Share price on grant date	Maximum number of matching units at 1 Jan 2009	During 2009			Maximum number of matching units at 31 Dec 2009	Share price on vest/ deferral date	Value on vest/ deferral date £000
							Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell	15.12.09	01.01.09 – 31.12.13	365,878	—	£6.1025		1,829,390			1,829,390
Paul Richardson	15.12.09	01.01.09 – 31.12.13	103,423	—	£6.1025		517,115			517,115
Mark Read	15.12.09	01.01.09 – 31.12.13	27,406	—	£6.1025		137,030			137,030

The comparator group used for the award under LEAP III is shown in the following table. Where a company that delists during a performance period has an undisturbed share price for less than 40% of that performance period, the Compensation Committee would usually exclude that company from the comparator group for the award in question. Otherwise, the company would usually be deemed to be disposed of and the proceeds reinvested in a market capitalisation weighted index that tracks the TSR of the remaining comparator companies.

Grant year	Comparator group
2009	Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom Group and Publicis

The vesting schedule used for the award under LEAP III is shown in the following table. When actual performance is not exactly equal to a percentile in the table below, but is more than 50% and less than 90%, the percentage of Matching Shares will be determined on a straight-line basis between the relevant figures.

Awards granted in 2009
Aggregate market Capitalisation percentile	Match
90th percentile	500%
80th percentile	420%
70th percentile	330%
60th percentile	240%
50th percentile	150%
40th percentile	0%
30th percentile	0%
20th percentile	0%
10th percentile	0%
Bottom	0%

Non-executive directors’ remuneration

The fee structure used to compensate the non-executive directors (NEDs) is as follows:

Chairman’s fee	£300,000
Fee for Board membership	£60,000
Additional fee for committee membership	£5,000
Additional fee for chairmanship of compensation and nomination committees:	£10,000
Additional fee for chairmanship of audit committee	£20,000
Additional fee for senior independent director	£10,000

The fees paid to NEDs are normally reviewed every two years and any changes are approved by the Board. Other than the increase in fees paid to the chairman of the audit committee, the current fee levels have been effective since 1 January 2007. However, in light of the current conditions, it was determined that the existing structure should remain in place for 2009. NEDs receive no payments or benefits other than the fees detailed in the table below.

The table below shows actual fees paid for the year 2009.

Director	Date of original contract	Expiry of current contract	Remaining period until re-election to the Board[1]	Committee membership	Fee for 2009 £000	Fee for 2008 £000
P Lader	26.02.01	05.10.11	1 year	Chairman of the Company, chairman of Nomination Committee and member of Compensation Committee	315	315
C Day	25.07.05	05.10.11	3 years	Member of Audit Committee	65	65
E Dyson	29.06.99	05.10.11	1 year	Member of Compensation Committee and member of Nomination Committee	70	66
O Gadiesh	28.04.04	05.10.11	2 years	Member of Nomination Committee from 12 February 2009	65	60
D Komansky	28.01.03	N/A	N/A	Member of Nomination Committee until he retired on 6 February 2009	—	65
S W Morten	02.12.91	05.10.11	1 year	Senior independent director and member of Audit Committee until 12 February 2009	71	75
K Nnaganuma[2]	23.01.04	05.10.11	2 years		—	—
L Olayan[3]	18.03.05	05.10.11	3 years	Member of Nomination Committee	—	—
J A Quelch[4]	10.07.91	05.10.11	1 year		85	80
J Rosen	20.12.04	05.10.11	3 years	Chairman of Compensation Committee and member of Audit Committee	75	75
T Shriver	06.08.07	05.10.11	2 years	Member of Audit Committee from 12 February 2009	65	60
P Spencer	28.04.04	05.10.11	2 years	Chairman of Audit Committee	80	70
[1]	Displays the unexpired term as at 30 June 2009 (being just after the 2009 Annual General Meeting).
[2]	Received no fees in 2008 and 2009.
[3]	Waived fees in 2008 and 2009.
[4]	Fee includes £24,515 (£20,415 in 2008) for consulting services.

C. Board Practices

As a matter of policy the Company requires all directors to submit themselves for re-election by an ordinary resolution of share owners at least every three years or every year in the case of those non-executive directors who have held office for more than nine years.

Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners.

Information regarding the period during which each director has served is set forth in Item 6A.

Policy on directors’ service contracts, notice periods, termination payments and external appointments

The Company’s policy on the duration of directors’ service contracts is that no executive directors have fixed-term contracts and the notice period for each is shown in the table below. None of the contracts of head office executive directors contain liquidated damages provisions. No payments should normally be payable on termination other than the salary due for the notice period (if any), any statutory entitlements and such entitlements under incentive plans and benefits that are consistent with the terms of such plans. There were no payments in 2009 in respect of termination of employment of any executive director. Sir Martin’s service contract may be terminated by the Company or by Sir Martin without, in either case, notice needing to be given – a so called ‘contract at will’. This means that the Company may terminate Sir Martin’s service contract without the need to pay compensation for any notice period.

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

Pursuant to the reorganisation completed in November 2008, all of the NEDs signed new letters of engagement with WPP plc. The notice period for all NEDs is two months.

Compensation Committee

During 2009, the Compensation Committee comprised the following:

•	Jeffrey Rosen (chairman of the committee);

•	Esther Dyson; and

•	Philip Lader.

No member of the committee has any personal financial interest (other than as a share owner as disclosed on page 58) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses.

The terms of reference for the Compensation Committee are available on the Company’s website at www.wpp.com and will be on display at the Annual General Meeting (“AGM”), as set out in the Notice of AGM.

The committee’s principal responsibilities under its terms of reference include:

•	reviewing and approving the Company’s compensation strategy;

•	determining appropriate remuneration for executive directors;

•	approving the service agreements and severance arrangements for executive directors and other senior executives of the Company;

•	maintaining appropriate procedures for evaluation of executive performance;

•	overseeing succession planning and management development;

•	reviewing, approving and administering the Company’s executive long-term incentive plans, employee share schemes and other equity-related incentive plans;

•	reviewing proposed special incentive awards to senior executives;

•	monitoring prohibitions on personal loans to directors and officers;

•	determining targets for performance-related pay schemes;

•	advising on any major changes in employee benefit structures;

•	overseeing the provisions for selecting, appointing and setting the terms of reference for any remuneration consultants to the Company;

•

overseeing the preparation of and recommending to the board the approval of the annual report of the committee in compliance with the disclosure requirements of the Code of Best Practice and the Directors’ Remuneration Report Regulations 2002;

•	overseeing the adequacy of disclosures throughout the year regarding director compensation, stock transactions and benefits;

•	approving the policy for authorising claims for expenses from directors and senior executives; and

•	ensuring that procedures are in place concerning compliance with the employee welfare provisions of the Company’s Code of Business Conduct and Ethics and the Company’s Policy Manual.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who was not present when matters relating to his own compensation or contracts are discussed and decided), the chief talent officer and the director of compensation and benefits. The latter two individuals provide a perspective on information provided to the committee and are a conduit for requests for information and analysis from the Company’s external advisors. Advice was received from Hammonds LLP on legal, tax and governance issues relating to compensation and benefits. Hammonds LLP provides legal advice on a range of matters to the Group. During the year the committee also received advice from Towers Perrin (now Towers Watson), the committee’s appointed compensation advisors, who did not provide any other material services to the Group.

The Compensation Committee receives advice on the following:

•	analysis of competitive compensation practices and determination of competitive positioning;

•	base salary and fee levels;

•	annual and long-term incentive plans and awards including awards made under LEAP III;

•	the policy relating to WPP share ownership by employees;

•	pensions and executive benefits;

•	changes in accounting, taxation, legal and regulatory practices; and

•	governance issues relating to compensation and the role of the Compensation Committee.

Audit Committee

During 2009, the Audit Committee comprised Paul Spencer, Tim Shriver, Jeffrey Rosen and Colin Day.

Meetings of the Audit Committee, of which there were eight during 2009, were also attended (by invitation for all or part of any meeting) by the external auditors, the Company’s chairman, the Group finance director, the senior independent director, the director of internal audit, the Group chief counsel, deputy Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company’s senior management including the heads of the Tax, Treasury, Legal and Group Reporting teams. The committee received presentations from the heads of Tax, Mergers & Acquisitions, IT and Corporate Responsibility. The committee also received reports from the Disclosure Committee in relation to the Disclosure Committee’s review and work on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee’s terms of reference, which are reviewed with the Board annually and most recently in February 2010, are available for inspection on the Company’s website at www.wpp.com and are on display prior to and at all general meetings of the Company.

During 2009, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee’s overall effectiveness. The Board has designated Paul Spencer as the committee’s financial expert for Sarbanes-Oxley Act of 2002 (“SOX”) purposes and as having recent and relevant financial experience for the purposes of the Combined Code.

The committee has once again overseen the progress towards compliance with Section 404 of SOX for 2009, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both the Company’s Right to Speak helpline, which is made available to employees to enable them to communicate confidentially on matters of concern, and the actions taken in response to those calls.

The committee has established a policy regarding non-audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board, standards of the Public Company Accounting Oversight Board (United States) and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2009 is shown in note 3 to the financial statements and in Item 16.C.

In line with the committee’s responsibility to review and appoint the external auditors and approve their remuneration and terms of engagement, in 2009 the committee assessed whether to tender the external audit. Having monitored Deloitte’s independence, objectivity and performance in 2009 as in prior years since Deloitte’s original appointment in 2002, with reference to a detailed assessment prepared by the director of internal audit and frequent reports during the year from Deloitte covering, inter alia, their team and required audit partner rotation plans, the overall audit strategy and the progress and results of the audit, the committee decided it was in the Group’s and share owners’ interests not to tender the external audit in 2010 and recommends the reappointment of Deloitte.

Other work carried out by the committee in 2009 included:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgments;

•	reviewing internal financial control and internal audit activities;

•	assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;

•	reviewing the Group Treasury policy with particular focus on debtors, funding and the continued ability of the Group to adopt the going concern basis in preparing financial statements;

•	reviewing reports on any material litigation involving Group companies;

•	reviewing the Group’s mergers and acquisitions strategy and the debt financing by the Group;

•	reviewing the Group’s Code of Conduct and supporting training programs;

•	reviewing the Group’s tax strategy;

•	reviewing the Group’s IT functions and strategy;

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission with which the Company must comply; and

•

in conjunction with Paul Richardson, the director responsible for corporate responsibility, ensuring systems are in place to monitor social, environmental and ethical issues which may affect the Group (other than issues which fall within the remit of the Compensation Committee).

D. Employees

The assets of communications services businesses are primarily its employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2009 the Group, including all employees of associated undertakings, had approximately 138,000 employees located in approximately 2,400 offices in 107 countries compared with 135,000 and 111,000 as of 31 December 2008 and 2007, respectively. Excluding all employees of associated undertakings, this figure is 98,759 (2008: 112,262, 2007: 90,182). As at 31 March 2010, the Group had approximately 100,000 employees and approximately 140,000 employees including associate undertakings. The average number of employees in 2009 was 105,318 compared to 97,438 and 84,848 in 2008 and 2007, respectively, including acquisitions. Their geographical distribution was as follows:

	2009	2008	2007
North America	22,230	24,493	23,294
United Kingdom	9,704	8,971	8,543
Western Continental Europe[1]	25,004	19,448	18,046
Asia Pacific, Latin America, Africa and Middle East and Central & Eastern Europe[1]	48,380	44,526	34,965
	105,318	97,438	84,848

[1] The Group previously reported Continental Europe as a geographic segment. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East. Comparative figures have been restated accordingly.

Their operating sector distribution was as follows:

	2009	2008	2007

Advertising and Media Investment Management	42,906	45,754	42,948
Consumer Insight[1]	28,325	14,934	11,524
Public Relations & Public Affairs	7,325	7,682	7,167
Branding & Identity, Healthcare and Specialist Communications	26,762	29,068	23,209
	105,318	97,438	84,848
[1] Consumer Insight was previously reported as Information, Insight and Consultancy.

E. Share Ownership

Directors’ Interests

Directors’ interests in the Company’s ordinary share capital, all of which were beneficial, are shown in the following table. Save as disclosed in this table and in the rest of Item 6, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOP trusts. As at 31 December 2009, the Company’s ESOP trusts (which are entirely independent of the Company and which have waived their rights to receive dividends) held in total 24,941,529 shares in the Company (33,167,446 in 2008). Further details of the long-term incentive plans are given in Item 6B.

	At 1 Jan 2009 or appointment date	Shares acquired through long-term incentive plan awards in 2009		Movement during 2009 inc. shares purchased in 2009	At 31 Dec 2009 or earlier retirement or resignation	Shares acquired through long-term incentive plan awards in 2010		Other movements since 31 Dec 2009	At 16 Apr 2010
		Vested	(sold)			Vested	(sold)
C Day	5,240				5,240				5,240
E Dyson	35,000				35,000				35,000
O Gadiesh
D Komansky[1]	10,000				10,000
P Lader	11,950				11,950				11,950
S W Morten	20,000				20,000				20,000
K Naganuma[2]
L Olayan
J A Quelch	12,000				12,000				12,000
M Read[3]	60,190	32,388	(13,306)		79,272	71,677	(56,698)	2,875	97,126
P W G Richardson[3,4]	291,319	79,335	(39,747)		330,907	327,778	(164,219)		494,466
J Rosen	12,000				12,000				12,000
T Shriver	5,000				5,000			5,000	10,000
P Spencer	10,000				10,000				10,000
Sir Martin Sorrell[3,5,6,7]	16,295,356	109,986			16,405,342	722,678	(122,536)	(147,883)	16,857,601
[1]	D Komansky retired from the Board on 6 February 2009.
[2]	K Naganuma is a director of Asatsu-DK, which at 16 April 2010 had interests in 31,295,646 shares representing 2.49% of the issued share capital of the Company.
[3]	Interests include investment shares committed to the 2006, 2007 and 2008 awards under Renewed LEAP and the 2009 award under LEAP III but do not include matching shares from these plans, if any.
[4]	In December 2008, Paul Richardson charged to AIB Group (UK) plc 256,319 shares in the Company as security for certain facilities made available to him by AIB.
[5]	Includes 3,386,031 shares pursuant to the vesting of the 2004 and 2005 awards granted under Renewed LEAP. The receipt of these awards have been deferred until November 2011 and 2012 respectively.
[6]

Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and comprised the UK and US Deferred Stock Units Awards Agreements.

[7]

In December 2005, Sir Martin Sorrell and the trustees of two family life interest trusts of Sir Martin Sorrell charged to AIB Group (UK) plc 3,771,214 and 3,863,147 ordinary shares in the Company respectively as security for facilities. In November 2008, Sir Martin Sorrell charged to AIB a further 232,595 shares as security in relation to the renewal of certain of those facilities. In December 2008, Sir Martin Sorrell gifted 259,825 shares to the JMMRJ Charitable Foundation and those shares were released by AIB from the security held by them. In March 2010, Sir Martin Sorrell gifted 147,883 shares to the JMMRJ Charitable Foundation.

Option awards held by executive directors in the year ended 31 December 2009

These options were granted to Mark Read prior to him becoming a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2009 (no. of shares)	Granted/ (lapsed) 2009 (no. of shares)	Exercised 2009 (no. of shares)	At 31 Dec 2009 (no. of shares)	Share price 31 Dec 2009[1]
Mark Read	17.11.03	17.11.13	£5.595	10,615	—	—	10,615	£6.095
	29.10.04	29.10.14	£5.535	9,879	—	—	9,879	£6.095
[1]	Share price 12-month high/low: £6.145/£3.53.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

		16 April		30 April		30 April
		2010		2009		2008
BlackRock Inc.	5.10%	64,106,906	*	*	*	*
AXA S.A.	4.95%	62,221,408	*	*	*	*
Massachusetts Financial Services Company	4.84%	60,838,710	4.84%	60,758,614	5.01%	60,800,602
Legal & General	3.99%	50,154,226	4.39%	55,109,569	4.44%	55,108,806
Invesco plc	*	*	4.60%	57,745,790	5.00%	60,270,835
WPP ESOPs	*	*	*	*	3.68%	43,889,384
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

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

The number of outstanding ordinary shares at 31 December 2009 was 1,256,491,314 which includes the underlying ordinary shares represented by 12,910,266 ADSs. 230 share owners of record of WPP ordinary shares were US residents at 31 December 2009.

The geographic distribution of our share ownership as of 31 December 2009 is presented below:

United Kingdom	40%
United States	33%
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	27%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material in 2009, 2008 and 2007.

In the year ended 31 December 2009, the Group paid costs of £nil million (2008: £nil million, 2007: £0.5 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of broader legal actions to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the Company’s 2006 Annual Report and Form 20-F and has not increased.

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

Dividend distribution policy

The profit before tax for the year was £662.6 million (2008: £746.8 million, 2007: £719.4 million). The directors declared a second interim dividend of 10.28p (2008: 10.28p, 2007: 9.13p) per share to be paid on 1 April 2010 to share owners on the register at 19 March 2010 which, together with the first interim ordinary dividend of 5.19p (2008: 5.19p, 2007: 4.32p) per share paid on 9 November 2009, makes a total of 15.47p for the year (2008: 15.47p, 2007: 13.45p).

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

Share owners who hold more than 100,000 ordinary shares and who wish to receive their dividend from a United Kingdom source must make an election and should contact Computershare Investor Services for the relevant forms. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange, or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a United Kingdom-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividends will be paid from an Irish source and be taxed accordingly.

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

WPP DAS Limited 2009 financial statements are presented on page F-51.

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

	£ per Ordinary Share
	High	Low
2005	6.31	5.35
2006	7.07	6.09

2007	7.88	5.77

2008
First Quarter	6.36	5.56
Second Quarter	6.48	4.84
Third Quarter	5.58	4.26
Fourth Quarter	4.65	3.10

2009
First Quarter	4.40	3.53
Second Quarter	4.93	3.98
Third Quarter	5.51	3.85
November	5.90	5.40
December	6.15	5.84
Fourth Quarter	6.15	5.26

2010
January	6.26	5.82
February	6.04	5.73
March	6.83	6.22
First Quarter	6.83	5.73
April	7.40	6.73

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2005	60.05	47.34
2006	67.90	53.72

2007	77.93	59.47

2008
First Quarter	63.08	56.66
Second Quarter	63.19	47.82
Third Quarter	49.82	38.07
Fourth Quarter	40.85	23.28

2009
First Quarter	31.26	24.54
Second Quarter	39.22	29.47
Third Quarter	44.96	31.03
November	49.43	44.56
December	49.99	47.60
Fourth Quarter	49.99	41.76

2010
January	50.10	46.10
February	47.80	44.30
March	51.55	46.68
First Quarter	51.55	44.30
April	57.03	51.57

The Depositary held 64,551,333 ordinary shares as at 31 December 2009, approximately 5.14% of the outstanding ordinary shares, represented by 12,910,266 outstanding ADSs.

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

Rights attaching to WPP ordinary shares

Voting rights of share owners – subject to disenfranchisement in the event of: (A) non-payment of any call or other sum due and payable in respect of any ordinary share; or (B) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any ordinary shares and subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares (as to which there are none at present), on a show of hands every qualifying person (i.e. share owner, proxy or authorised corporate representative) present has one vote and on a poll every share owner present in person or by proxy has one vote for every ordinary share of which he or she is a holder, except that any proxy who has been appointed by the Depositary shall have such number of votes as equals the number of ordinary shares in relation to which such proxy has been appointed. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

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

A share owner may transfer all or any of his certificated ordinary shares by an instrument of transfer in any usual form, or in such other form as the board of directors may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The board of directors may, in its absolute discretion, refuse to register any transfer of any certificated ordinary share that is not fully paid up (but not so as to prevent dealings in ordinary shares admitted to official listing by the United Kingdom Listing Authority (“UKLA”) from taking place on an open and proper basis) or on which WPP has a lien. The board of directors may also refuse to register any instrument of transfer of a certificated ordinary share unless it is lodged at the registered office, or such other place as the board of directors may decide, for registration, accompanied by the share certificate for the ordinary shares to be transferred and such other evidence as the board of directors may reasonably require to prove title of the intending transferor or his right to transfer the ordinary shares and it is in respect of only one class of WPP shares. If the board of directors refuses to register a transfer of a certificated ordinary share it shall, as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged or the operator-instruction was received, give to the transferee notice of the refusal. The board of directors must provide the transferee with such further information about the reasons for the refusal as the transferee may reasonably request. Unless otherwise agreed by the board of directors in any particular case, the maximum number of persons who may be entered on the register as joint holders of an ordinary share is four.

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

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this Form 20-F:

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

(ii) on 23 June 2004, WPP Finance (UK) issued US$650,000,000 of 5.875% Notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as of 23 June 2004 among WPP Finance (UK), as Issuer, WPP 2005 Limited, as guarantor and Citibank N.A., as Trustee, as supplemented by the First Supplemental Indenture dated as of 23 June 2004 among WPP Finance (UK), as Issuer, WPP 2005 Limited, as Guarantor and Citibank N.A., as Trustee. The Notes were fully and unconditionally guaranteed by WPP 2008 Limited pursuant to the Second Supplemental Indenture dated 27 June 2006 and by WPP Young & Rubicam US Holdings (a subsidiary of WPP) pursuant to the Third Supplemental Indenture dated 19 December 2006. The Notes were fully and unconditionally guaranteed by WPP and WPP Air 1 Limited (a subsidiary of WPP) pursuant to the Fourth Supplemental Indenture dated 7 October 2008 and the Fifth Supplemental Indenture dated 30 April 2009. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the Notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The Indenture also contains a joint and several indemnity from the Issuer and the guarantors referred to above in favour of the Trustee;

(iii) on 23 August 2005, WPP 2005 Limited, WPP Finance Co. Limited and WPP Group U.S. Finance Corp. (as borrowers), guaranteed by WPP 2005 Limited, entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) of US$1,600,000,000 with a syndicate of banks and Citibank International plc as facility agent. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1,400,000,000. The rate of margin for the facility is 0.25% per annum (ratcheting up to 0.275% per annum following the fifth anniversary of the date of the facility) above LIBOR. The commitment fee payable on undrawn commitments is equal to 30% of the then applicable margin. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.25% per annum above the federal funds rate. WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November;

(iv) on 5 December 2006, WPP 2008 Limited issued EUR 600,000,000 4.375% guaranteed bonds due 2013. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 5 December 2006 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The administration of payments to bondholders is provided for in a Paying Agency Agreement dated 5 December 2006 between WPP 2008 Limited, Citibank, N.A., London Branch and others. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision. The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(v) on 4 April 2007, WPP 2008 Limited issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vi) on 6 November 2007, WPP Finance S.A. issued EUR 500,000,000 5.25% guaranteed bonds due 2015 and £200,000,000 6.375% guaranteed bonds due 2020. Both tranches of bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vii) on 12 May 2008, WPP 2008 Limited issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated

14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(viii) on 9 July 2008, WPP 2008 Limited and WPP Finance Co. Limited (as borrowers) and WPP and WPP 2005 Limited (as guarantors) entered into an agreement for a 364-day term loan facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent, which may be extended at the option of WPP 2008 Limited for a further 12-month period. The amount of the facility is £650,000,000. The facility is available for drawing by way of multi-currency cash advances. The rate of margin for the facility from the date on which the facility agreement was signed (the “Signing Date”) to and including 30 September 2008 is either 0.55% per annum if the Requisite Credit Rating is achieved or 0.65% per annum if it is not. The rate of margin from and including 1 October 2008 to and including 31 December 2008 is 0.85% per annum if the Requisite Credit Rating is achieved and 0.95% per annum if it is not. The rate of margin from and including 1 January 2009 to and including 31 March 2009 is 1.40% per annum if the Requisite Credit Rating is achieved and 1.50% per annum if it is not. The rate of margin from and including 1 April 2009 to and including the date falling 364 days after the Signing Date is 1.60% per annum if the Requisite Credit Rating is achieved and 1.70% per annum if it is not. The rate of margin thereafter is 2.15% per annum if the Requisite Credit Rating is achieved and 2.25% per annum if it is not. The Requisite Credit Rating is achieved if the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s is BBB+ or Baa1 or higher and the other long-term senior unsecured debt rating published by Moody’s or Standard & Poor’s is no more than one notch lower. The commitment fee payable on undrawn commitments is equal to 40% of the then applicable margin. The facility agreement contains customary representations, covenants and events of default. The facility agreement also requires the prepayment of proceeds received from certain disposals or as a result of equity issuance or certain capital markets transactions. WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November 2008;

(ix) on 9 July 2008, WPP 2008 Limited and WPP Finance Co. Limited (as borrowers) and WPP and WPP 2005 Limited (as guarantors) entered into an agreement for a three-year revolving credit facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent. The amount of the facility is £600,000,000. The facility is available for drawing by way of multi-currency cash advances on a revolving basis. Pursuant to a side letter dated 12 November 2008, and in accordance with the terms of a syndication side letter between WPP and the original lenders dated 9 July 2008, the original lenders agreed to invoke their rights to market flex in order to enhance the prospects of successfully syndicating the facility. As a result the rate of margin for the facility is, if the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s (the “Credit Rating”) is A-/A3 or higher, 1.125% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 1.25% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 1.75% per annum. If the Credit Rating is BBB- or Baa3 or lower, the rate of margin for the facility is 2.00% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each Credit

Rating. The commitment fee payable on undrawn commitments is equal to 40% of the then applicable margin. The facility agreement contains customary representations, covenants and events of default. The facility agreement also requires the prepayment of proceeds received from certain disposals. WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November 2008.

(x) effective 19 November 2008, WPP entered into a deposit agreement with Citibank, N.A., as Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the Depositary has agreed to act as depositary with respect to the WPP ADSs issued in exchange for WPP 2008 Limited ADSs following effectiveness of the Scheme. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADR certificates, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and WPP, charges of the Depositary, and compliance with applicable law.

(xi) On May 19, 2009, WPP plc issued £450,000,000 of 5.75% guaranteed convertible bonds due 2014. The bonds are guaranteed by WPP 2008 Limited, WPP 2005 Limited, WPP Air 1 Limited and WPP Air 3 Limited and were constituted by a trust deed dated May 19, 2009. The bonds are listed on the London Stock Exchange and the terms and conditions contain a conversion provision allowing bondholders to convert their bonds into ordinary shares of WPP plc within a specified period. The bonds contain a conversion option upon a change of control, a negative pledge and events of default provisions (including a cross default provision). The trust deed contains an indemnity in favor of Citicorp Trustee Company Limited.

(xii) On 10 June 2009, WPP Finance (UK) issued US$600,000,000 of 8% guaranteed senior notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as of 10 June 2009 among WPP Finance (UK), as Issuer, WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust Company, as Trustee. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a change of control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2009 is estimated to be a net asset of £99.9 million (£103.0 million asset with respect to interest rate swaps and £3.1 million liability for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

The Group’s principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.8% of the Group’s gross indebtedness at 31 December 2009 (at $1,640 million, £1,350 million and €1,274 million) and 97.3% of the Group’s average gross debt during the course of 2009 (at $2,673 million, £1,611 million and €1,191 million). Including the effect of interest rate and cross-currency swaps, 70.7% of the year end US dollar net debt is at fixed rates averaging 6.54% for an average period of 56 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 95 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 75 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2009 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of 31 December 2009:

2009 Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	1,106.1	6.54%	n/a	56
-floating	459.0	n/a	LIBOR	n/a
£ -fixed	550.0	6.07%	n/a	95
-floating	200.0	n/a	LIBOR	n/a
€ -fixed	754.3	6.50%	n/a	75
-floating	375.9	n/a	EURIBOR	n/a
¥ -fixed	59.8	2.07%	n/a	48
$C 2 -floating	56.2	n/a	LIBOR	n/a
Other	25.1	n/a	LIBOR	n/a
	3,586.4
[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2009 the amount still to be written to income was £2.2 million (2008: £2.7 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The significant terms of the interest rate swap agreements in place as of 31 December 2009:

	€	£	€	$	£
Notional principal amount	€ 1,099m	£200m	€ 100m	$45m	£25m
Average rate payable	6m Euribor + 0.6750%	6m Libor + 0.6425%	Fixed 5.5625%	3m Libor + 0.5930%	3m Libor + 0.6650%
Average rate receivable	Fixed 4.8125%	Fixed 6.00%	3m Euribor + 0.955%	Fixed 6.28%	Fixed 6.51%
Average term	61 months	88 months	54 months	55 months	92 months
Latest maturity date	Jan-15	Apr-17	Jun-14	Jul-14	Jul-17

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

Significant forward foreign exchange contracts held by the Group at 31 December 2009 are contracts of €67.7  million, R136.8 million, and $270.2 million. The forward exchange rates to sterling that the Group is fixed into are €1.1114, R13.5138, and $1.6361. The contracts all mature in 2010.

These arrangements are designed to address significant exchange exposures and are renewed on a revolving basis as required.

The following table sets forth details on the cross currency swaps as of 31 December 2009, by currency:

	€ /$	¥/€	$/€	$/€	$/€	$/€	$/€	$/€	$/€	$/£	$/£	$/£	$/£
Currency Payable	€ 228.0m	¥9,000m	$115.0m	$110.0m	$110.0m	$180.4m	$180.3m	$180.3m	$180.8m	$110.8m	$110.3m	$111.0m	$111.0m
Currency Receivable	$278.3m	€ 56.6m	€ 85.6m	€ 81.9m	€ 81.9m	€ 124.5m	€ 124.5m	€ 124.5m	€ 124.8m	£75.0m	£75.0m	£75.0m	£75.0m
Currency Rate Payable	3m Euribor + 0.955%	Fixed 2.0675%	6m Libor + 0.559%	3m Libor + 0.549%	3m Libor + 0.562%	Fixed 5.165%	Fixed 5.60%	3m Libor	6m Libor	Fixed 5.92%	Fixed 5.92%	Fixed 5.825%	Fixed 5.95%
Currency Rate Receivable	Fixed 5.8750%	6m Euribor + 0.555%	6m Euribor + 0.555%	6m Euribor + 0.555%	6m Euribor + 0.555%	6m Euribor + 0.795%	6m Euribor + 0.795%	6m Euribor + 0.795%	6m Euribor + 0.795%	Fixed 5.75%	Fixed 5.75%	Fixed 5.75%	Fixed 5.75%

Credit risk

The Group’s principal financial assets are cash and short term deposits, trade and other receivables and investments, the carrying value of which represents the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables at 31 December 2009.

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

Non-derivative financial instruments

The book and fair value of our $1,250 million bonds, €1,850  million Eurobonds, £1,050 million bonds, drawings under the $1,600 million revolving credit facility and drawings under the £400 million amortising revolving credit facility at 31 December 2009 was £3,586.4 million and £3,676.4 million, respectively. The fair value is calculated by reference to market prices at 31 December 2009. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see Item 5.B and note 10 to the consolidated financial statements.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Fees and Charges

Holders of ADSs and persons depositing ordinary shares or surrendering ADSs for cancellation are currently required to pay the following service fees to the Depositary:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing ordinary shares or person receiving ADSs.

(2) Delivery of deposited securities against surrender of ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held, unless prohibited by the exchange upon which the ADSs are listed.	Person to whom distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued, unless prohibited by the exchange upon which the ADSs are listed.	Person to whom distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S.$5.00 per unit of 100 securities (or fraction thereof) distributed.	Person to whom distribution is made.

(6) Depositary Services.	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held as of the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under paragraph (3) above during the applicable calendar year.	Person of record on last day of any calendar year.

(7) Transfer of ADRs.	U.S.$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

Holders of ADSs and persons depositing ordinary shares or surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities are also responsible for the payment of certain fees and expenses incurred by the Depositary, and certain taxes and governmental charges, such as:

(i)	Taxes (including applicable interest and penalties) and other governmental charges;

(ii)	Such registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares or other securities on deposit to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)	Such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing ordinary shares or holders of ADSs;

(iv)	The expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v)	Such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ordinary shares on deposit, ADSs and ADRs; and

(vi)	The fees and expenses incurred by the Depositary, the Custodian or any nominee in connection with the servicing or delivery of ordinary shares on deposit.

WPP has agreed to pay various other charges and expenses of the Depositary. Please note that the fees and charges that holders of ADSs may be required to pay may vary over time and may be changed by WPP and by the Depositary. Holders of ADSs will receive prior notice of such changes.

Depositary Payments—Fiscal Year 2009

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2009.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of 31 December 2009. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting (including those applicable to WPP DAS Ltd) at 31 December 2009. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management believes that as of 31 December 2009 our internal control over financial reporting (including those applicable to WPP DAS Ltd) was effective.

The Company’s internal control over financial reporting, (including those applicable to WPP DAS Ltd) at 31 December 2009, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audit the Company’s consolidated financial statements. Their audit report is presented on page 90.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting, including those controls applicable to the WPP DAS Ltd. (“the Trust”) based on our audits.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting, including those applicable to the Trust, as at 31 December 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2009 of the Company and financial statements as at and for the year ended 31 December 2009 of the Trust and our reports dated 5 May 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

5 May 2010

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2009, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Paul Spencer, Tim Shriver, Jeffrey Rosen and Colin Day at 31 December 2009. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6.A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was updated in 2009, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or New York at the following addresses or telephone numbers:

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York (until 7 June 2010):

Investor Relations

WPP

125 Park Avenue

New York, New York 10017-5529

Tel: (212) 632-2235

Fax: (212) 632-2493

New York (after 7 June 2010):

Investor Relations

WPP

100 Park Avenue

New York, New York 10017-5516

Tel: (212) 632-2200

Fax: (212) 632-2222

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2009	2008
	£m	£m
Audit fees	19.4	18.4
Audit-related fees[1]	0.3	0.4
Tax fees[2]	4.1	3.1
All other fees[3]	5.0	5.9
	28.8	27.8
[1]	Audit related fees include review of the interim financial statements and Form 20-F.
[2]	Tax fees comprise tax advisory, planning and compliance services.
[3]	Other fees comprise assurance services, including fees for due diligence, transition support fees and review of earn-out payment calculations.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

At the Annual General Meeting of WPP Group plc on 24 June 2008 a special resolution was passed authorising WPP Group plc to make market purchases of its own shares up to a maximum number of 117,155,289 ordinary shares. This authority expired on the passing of a special resolution in October 2008 authorising the new parent company, WPP plc, to make market purchases of its own shares up to a maximum of 117,476,114 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2009 or 30 December 2009. This authority expired at the Annual General Meeting of WPP plc on 2 June 2009 and was replaced by a new authority to purchase up to a maximum number of 125,294,634 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2010 and 1 September 2010.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January				117,476,114
February				117,476,114
March	2,435,288	£3.92	2,435,288	115,040,826
April				115,040,826
May				115,040,826
June				125,294,634
July				125,294,634
August				125,294,634
September				125,294,634
October				125,294,634
November				125,294,634
December				125,294,634
Total	2,435,288	£3.92	2,435,288

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2009, 2008 and 2007 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 of the Registrant’s Report on Form 6-K filed on 9 December 2008).

2.1	Deposit Agreement dated as of 19 November 2008 among WPP plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A) to the Registrant’s Registration Statement on Form F-6EF filed on 18 November 2008).

2.2	Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.3	First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).

2.4	Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited and WPP Group plc, as Guarantors, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

2.5	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.2).

2.6	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.2).

2.7	Third Supplemental Indenture, dated as of 19 December 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited, WPP Group plc and WPP Spangle, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).

2.8	Fourth Supplemental Indenture, dated as of 7 October 2008, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings (formerly known as WPP Spangle), WPP 2005 Limited and WPP Group plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).

Exhibit No.	Exhibit Title

2.9	Fifth Supplemental Indenture, dated as of 30 April 2009, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings, WPP 2005 Limited, WPP 2008 Limited (formerly known as WPP Group plc) and WPP plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 4.375% Bonds due 5 December 2013 (incorporated herein by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.25% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S. $1,600,000,000 Revolving Credit Facility Agreement dated 23 August 2005 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £600,000,000 Revolving Credit Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.18	Fifth Supplemental Indenture, dated as of 7 October 2008, among WPP plc, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, LLC, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 2.18 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $600,000,000 of 8% Senior Notes due 2014.*

2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £450,000,000 of 5.75% Guaranteed Bonds due 2014.*

2.21	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $30 million of 6.22% promissory notes due July 10, 2012, and $25 million of 6.34% promissory notes due July 10, 2014.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.5	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.6	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.7	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).

4.8	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.9	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.10	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.11	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.12	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.13	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).

4.14	WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.15	WPP plc Performance Share Plan (incorporated herein by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	WPP plc Restricted Stock Plan (incorporated herein by reference to Exhibit 4.20 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.17	WPP 2005 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	WPP Annual Bonus Deferral Programme (incorporated herein by reference to Exhibit 4.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	2004-2006 Long Term Incentive Plan Participant Guide (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).

4.20	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Agreement and Plan of Merger, dated as of 17 May 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc. (incorporated herein by reference to Exhibit 2.1 to 24/7 Real Media, Inc. Current Report on Form 8-K filed on 17 May 2007).

4.22	Amendment No. 1, dated 12 July 2007, to Agreement and Plan of Merger, dated as of 17 May 2007, by and among WPP Group plc, TS Transaction, Inc. and 24/7 Real Media, Inc. (incorporated herein by reference to Exhibit 4.36 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

4.23	WPP 2008 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.27 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.24	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.25	Service Agreement in the USA, effective 19 November 2008, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.26	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.27	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.28	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.29	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.30	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.31	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.32	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.33	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).

4.34	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

4.35	Amendment No. 2 to the Grey Global Group Inc. 2003 Senior Management Incentive Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.39 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008)

4.36	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.37	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.38	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.39	Taylor Nelson Sofres 2001 Equity Participation Plan (incorporated herein by reference to Exhibit 4.43 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.40	Taylor Nelson Sofres plc 2005 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.44 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.41	Taylor Nelson Sofres New Share Plan (incorporated herein by reference to Exhibit 4.45 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.42	Leadership Equity Acquisition Plan III.*

8.1	List of subsidiaries.*

Exhibit No.	Exhibit Title

12.1	Certification of Group Chief Executive.*

12.2	Certification of Group Finance Director.*

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/S/ PAUL W G RICHARDSON
Paul W G Richardson Group Finance Director

5 May 2010

Item 18

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) at 31 December 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of WPP plc and subsidiaries as at 31 December 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2009, in conformity with International Financial Reporting Standards as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 5 May 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

5 May 2010

Our 2009 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2009 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2009.

The financial statements were approved by the Board of Directors and authorised for issue on 5 May 2010.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

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

Goodwill and other intangible assets

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

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

Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

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

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

•	Brand names (with finite lives) – 10-20 years.

•	Customer related intangibles – 3-10 years.

•	Other proprietary tools – 3-10 years.

•	Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. When earnouts are to be settled by cash consideration, the fair value of the consideration is

Accounting policies (continued)

obtained by discounting the amounts expected to be payable in the future to their present value. The resulting interest charge is included within finance costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

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

Accounting policies (continued)

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

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a minority interest are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the income statement when the underlying legal obligation is extinguished.

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

Consumer Insight

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurredas a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

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

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

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

Accounting policies (continued)

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

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution schemes, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the statement of comprehensive income.

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

Recognition of a surplus in the defined benefit schemes is limited based on the economic gain the Company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as it is incurred.

Accounting policies (continued)

Operating leases

Operating lease rentals are charged to the income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Translation of foreign currencies

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 (Share-Based Payment). Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;

•	IFRS 2 (amended): Share-Based Payment;

•	IFRS 9 Financial Instruments;

•	IAS 24 (revised): Related Party Transactions;

•	IAS 32 (amended): Classification of Rights Issues.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2010.

In addition, IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements become effective for the Group in the year ended 31 December 2010. The revisions to these standards will apply to business combinations completed after 1 January 2010. The main changes under the revised standards are:

•	all acquisition-related costs must be recognised as an expense in the period they are incurred;

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

Accounting policies (continued)

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

In the current year, the following Standards and Interpretations issued became effective:

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

The adoption of these Standards and Interpretations has not led to any changes in the Group’s accounting policies.

The Group adopted IFRS 8 Operating Segments during the year. IFRS 8 requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors. As a result of this assessment, the directors concluded that the reportable business segments identified under the previous standard (IAS 14 Segmental Reporting) remain appropriate under IFRS 8.

During the year, the Group also adopted IAS 1 (revised) Presentation of Financial Statements which requires the presentation of a statement of changes in equity as a primary statement. As a result, a consolidated statement of changes in equity has been included in the primary statements, showing changes in each component of equity for each year presented.

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

Consolidated income statement

For the years ended 31 December 2009, 2008, 2007

	Notes	2009 £m		2008 £m		2007 £m

Revenue	2	8,684.3		7,476.9		6,185.9
Direct costs		(703.6)		(467.5)		(335.5)
Gross profit		7,980.7		7,009.4		5,850.4
Operating costs	3	(7,219.0)		(6,133.4)		(5,045.7)
Operating profit		761.7		876.0		804.7
Share of results of associates	4	57.0		46.0		41.4
Profit before interest and taxation		818.7		922.0		846.1
Finance income	6	150.4		169.6		139.4
Finance costs	6	(355.4)		(319.4)		(250.1)
Revaluation of financial instruments	6	48.9		(25.4)		(16.0)
Profit before taxation		662.6		746.8		719.4
Taxation	7	(155.7)		(232.9)		(204.3)
Profit for the year		506.9		513.9		515.1

Attributable to:
Equity holders of the parent		437.7		439.1		465.9
Minority interests		69.2		74.8		49.2
		506.9		513.9		515.1

Earnings per share[1]	9
Basic earnings per ordinary share		35.9	p	38.4	p	39.6	p
Diluted earnings per ordinary share		35.3	p	37.6	p	38.0	p

Notes

The accompanying notes form an integral part of this consolidated income statement.

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated statement of comprehensive income

For the years ended 31 December 2009, 2008, 2007

	2009 £m	2008 £m	2007 £m
Profit for the year	506.9	513.9	515.1
Exchange adjustments on foreign currency net investments	(142.2)	1,379.2	68.7
(Loss)/gain on revaluation of available for sale investments	(13.5)	(51.3)	108.1
Actuarial (loss)/gain on defined benefit pension schemes	(7.2)	(82.2)	30.0
Deferred tax (charge)/credit on defined benefit pension schemes	(4.4)	0.7	(9.9)
Other comprehensive (loss)/income relating to the year	(167.3)	1,246.4	196.9
Total comprehensive income relating to the year	339.6	1,760.3	712.0
Attributable to:
Equity holders of the parent	270.4	1,685.5	662.8
Minority interests	69.2	74.8	49.2
	339.6	1,760.3	712.0

Note

The accompanying notes form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2009, 2008, 2007

	Notes	2009 £m	2008 £m	2007 £m
Net cash inflow from operating activities	11	818.8	922.7	891.3
Investing activities
Acquisitions and disposals	11	(144.8)	(1,049.1)	(674.8)
Purchases of property, plant and equipment		(222.9)	(196.8)	(151.1)
Purchases of other intangible assets (including capitalised computer software)		(30.4)	(23.8)	(19.7)
Proceeds on disposal of property, plant and equipment		9.2	11.5	8.3
Net cash outflow from investing activities		(388.9)	(1,258.2)	(837.3)
Financing activities
Share option proceeds		4.1	10.6	34.8
Share repurchases and buy-backs	11	(9.5)	(105.3)	(415.4)
Net (decrease)/increase in borrowings	11	(426.3)	810.4	498.9
Financing and share issue costs		(18.8)	(19.4)	(8.3)
Equity dividends paid	8	(189.8)	(161.8)	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings		(63.0)	(63.5)	(38.9)
Net cash (outflow)/inflow from financing activities		(703.3)	471.0	(67.8)
Net (decrease)/increase in cash and cash equivalents		(273.4)	135.5	(13.8)
Translation differences		(98.7)	120.3	119.2
Cash and cash equivalents at beginning of year		1,318.1	1,062.3	956.9
Cash and cash equivalents at end of year	11	946.0	1,318.1	1,062.3

Note

The accompanying notes form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2009, 2008

	Notes	2009 £m	2008 £m
Non-current assets
Intangible assets:
Goodwill	12	8,697.5	9,093.2
Other	12	2,000.7	2,295.8
Property, plant and equipment	13	680.5	690.7
Interests in associates	14	729.3	714.3
Other investments	14	294.6	310.9
Deferred tax assets	15	67.5	65.6
Trade and other receivables	17	286.1	185.2
		12,756.2	13,355.7
Current assets
Inventory and work in progress	16	306.7	343.9
Corporate income tax recoverable		73.0	53.1
Trade and other receivables	17	7,548.9	8,138.1
Cash and short-term deposits		1,666.7	2,572.5
		9,595.3	11,107.6
Current liabilities
Trade and other payables	18	(9,774.0)	(10,407.7)
Corporate income tax payable		(71.6)	(87.8)
Bank overdrafts and loans	20	(720.7)	(1,640.8)
		(10,566.3)	(12,136.3)
Net current liabilities		(971.0)	(1,028.7)
Total assets less current liabilities		11,785.2	12,327.0
Non-current liabilities
Bonds and bank loans	20	(3,586.4)	(3,999.3)
Trade and other payables	19	(423.3)	(553.9)
Corporate income tax liability		(485.5)	(489.0)
Deferred tax liabilities	15	(809.6)	(917.1)
Provision for post-employment benefits	23	(251.8)	(272.0)
Provisions for liabilities and charges	21	(152.9)	(135.9)
		(5,709.5)	(6,367.2)
Net assets		6,075.7	5,959.8
Equity
Called-up share capital	26	125.6	125.5
Share premium account		12.6	8.6
Shares to be issued		5.5	8.7
Merger reserve		(5,138.0)	(5,138.8)
Other reserves	27	1,093.1	1,250.5
Own shares		(154.0)	(189.8)
Retained earnings		9,949.2	9,697.5
Equity share owners’ funds		5,894.0	5,762.2
Minority interests		181.7	197.6
Total equity		6,075.7	5,959.8

Note

The accompanying notes form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2009, 2008, 2007

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own Shares £m	Retained earnings £m	Total equity share owners’ funds £m	Minority interests £m	Total £m
Balance at 1 January 2007	124.1	74.9	7.5	(1,370.0)	(170.1)	(288.5)	5,449.0	3,826.9	91.5	3,918.4
Ordinary shares issued in respect of acquisitions	0.1	2.2	5.7	–	–	–	–	8.0	–	8.0
Other ordinary shares issued	0.7	29.5	(7.9)	4.2	–	–	1.7	28.2	–	28.2
Share issue/cancellation costs	–	(2.7)	–	(0.1)	–	–	–	(2.8)	–	(2.8)
Share cancellations	(5.7)	–	–	–	5.7	–	(402.7)	(402.7)	–	(402.7)
Exchange adjustments on foreign currency net investments	–	–	–	–	71.7	–	–	71.7	7.6	79.3
Net profit for the year	–	–	–	–	–	–	465.9	465.9	49.2	515.1
Dividends paid	–	–	–	–	–	–	(138.9)	(138.9)	(38.9)	(177.8)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.4	62.4	–	62.4
Tax adjustment of share-based payments	–	–	–	–	–	–	0.9	0.9	–	0.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.9	(45.9)	–	–	–
Shares purchased into Treasury	–	–	–	–	–	(12.7)		(12.7)	–	(12.7)
Actuarial gain on defined benefit schemes	–	–	–	–	–	–	27.0	27.0	–	27.0
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	(9.9)	(9.9)	–	(9.9)
Revaluation of other investments	–	–	–	–	108.1	–	–	108.1	–	108.1
Share purchases – close period commitments	–	–	–	–	(64.8)	–	–	(64.8)	–	(64.8)
Recognition of financial instruments during the year	–	–	–	–	3.4	–	3.9	7.3	–	7.3
Reclassification of equity, component of convertible bond redeemed during the year	–	–	–	–	(68.7)	–	68.7	–	–	–
Other movements	–	–	–	–	(0.2)	–	–	(0.2)	–	(0.2)
Minority interests on acquisition	–	–	–	–	–	–	–	–	11.0	11.0
Balance at 31 December 2007	119.2	103.9	5.3	(1,365.9)	(114.9)	(255.3)	5,482.1	3,974.4	120.4	4,094.8
Reclassification due to Group reconstruction	–	3,780.6	–	(3,769.2)	(11.4)	–	–	–	–	–
Transfer of share premium to retained earnings as part of the scheme of arrangement	–	(4,143.1)	–	–	–	–	4,143.1	–	–	–
Ordinary shares issued in respect of acquisitions	8.0	259.7	2.8	–	–	–	–	270.5	–	270.5
Other ordinary shares issued	0.2	8.3	(2.8)	1.1	–	–	1.1	7.9	–	7.9
Share issue/cancellation costs	–	(0.8)	–	(4.8)	–	–	–	(5.6)	–	(5.6)
Share cancellations	(1.9)	–	–	–	1.9	–	(112.2)	(112.2)	–	(112.2)
Exchange adjustments on foreign currency net investments	–	–	–	–	1,379.2	–	–	1,379.2	39.4	1,418.6
Net profit for the year	–	–	–	–	–	–	439.1	439.1	74.8	513.9
Dividends paid	–	–	–	–	–	–	(161.8)	(161.8)	(63.5)	(225.3)
Transfer to goodwill	–	–	3.4	–	–	–	–	3.4	–	3.4
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.3	62.3	–	62.3
Tax adjustment of share-based payments	–	–	–	–	–	–	(9.0)	(9.0)	–	(9.0)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	52.8	(56.4)	(3.6)	–	(3.6)
Treasury shares disposals	–	–	–	–	–	12.7	(5.8)	6.9	–	6.9
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(82.2)	(82.2)	–	(82.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	0.7	0.7	–	0.7
Loss on revaluation of available for sale investments	–	–	–	–	(51.3)	–	–	(51.3)	–	(51.3)
Share purchases – close period commitments	–	–	–	–	64.8	–	(5.0)	59.8	–	59.8
Recognition/remeasurement of financial instruments	–	–	–	–	(17.8)	–	1.5	(16.3)	–	(16.3)
Minority interests on acquisition	–	–	–	–	–	–	–	–	26.5	26.5
Balance at 31 December 2008	125.5	8.6	8.7	(5,138.8)	1,250.5	(189.8)	9,697.5	5,762.2	197.6	5,959.8

Consolidated statement of changes in equity (continued)

For the years ended 31 December 2009, 2008, 2007

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own Shares £m	Retained earnings £m	Total equity share owners’ funds £m	Minority interests £m	Total £m
Balance at 31 December 2008	125.5	8.6	8.7	(5,138.8)	1,250.5	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	0.1	4.0	(1.7)	0.8	–	–	0.3	3.5	–	3.5
Exchange adjustments on foreign currency net investments	–	–	–	–	(142.2)	–	–	(142.2)	(13.4)	(155.6)
Net profit for the year	–	–	–	–	–	–	437.7	437.7	69.2	506.9
Dividends paid	–	–	–	–	–	–	(189.8)	(189.8)	(63.0)	(252.8)
Transfer from goodwill	–	–	(1.5)	–	–	–	–	(1.5)	–	(1.5)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	54.9	54.9	–	54.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.3	(45.3)	–	–	–
Treasury shares additions	–	–	–	–	–	(9.5)	–	(9.5)	–	(9.5)
Actuarial loss on defined benefit schemes	–	–	–	–	–	–	(7.2)	(7.2)	–	(7.2)
Deferred tax on defined benefit pension schemes	–	–	–	–	–	–	(4.4)	(4.4)	–	(4.4)
Loss on revaluation of available for sale investments	–	–	–	–	(13.5)	–	–	(13.5)	–	(13.5)
Equity component of convertible bonds (net of deferred tax)	–	–	–	–	34.7	–	–	34.7	–	34.7
Recognition/remeasurement of financial instruments	–	–	–	–	(36.4)	–	5.5	(30.9)	–	(30.9)
Minority interests on acquisition	–	–	–	–	–	–	–	–	(8.7)	(8.7)
Balance at 31 December 2009	125.6	12.6	5.5	(5,138.0)	1,093.1	(154.0)	9,949.2	5,894.0	181.7	6,075.7

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 27.

Total comprehensive income relating to the year ended 31 December 2009 was £339.6 million (2008: £1,760.3 million, 2007: £712.0 million).

Notes to the consolidated financial statements

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is 6 Ely Place, Dublin 2, Ireland. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is currently organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

Operating sectors

Reported contributions were as follows:

	Revenue[1]	Headline PBIT[2]	Headline PBIT margin	Revenue[1]	Headline PBIT[2]	Headline PBIT margin	Revenue[1]	Headline PBIT[2]	Headline PBIT margin
	2009 £m	2009 £m	2009%	2008 £m	2008 £m	2008%	2007 £m	2007 £m	2007%
Advertising and Media Investment Management	3,358.9	472.8	14.1	3,329.5	581.3	17.5	2,871.3	466.9	16.3
Consumer Insight[3]	2,297.1	196.9	8.6	1,301.8	147.6	11.3	905.4	104.3	11.5
Public Relations & Public Affairs	795.7	122.1	15.3	752.3	124.9	16.6	641.4	106.5	16.6
Branding & Identity, Healthcare and Specialist Communications	2,232.6	225.4	10.1	2,093.3	264.4	12.6	1,767.8	250.3	14.2
	8,684.3	1,017.2	11.7	7,476.9	1,118.2	15.0	6,185.9	928.0	15.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

A reconciliation from reported profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to reported profit before taxation (PBT) in the consolidated income statement.

[3]	Consumer Insight was previously reported as Information, Insight & Consultancy.

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment & write-downs	Share of results of associates	Interest in associates
	£m	£m	£m	£m
2009
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight[3]	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3
2008
Advertising and Media Investment Management	33.3	93.3	86.2	9.1	32.7	474.9
Consumer Insight[3]	7.5	50.9	23.0	3.0	5.4	96.7
Public Relations & Public Affairs	4.3	13.3	13.6	–	4.1	59.6
Branding & Identity, Healthcare and Specialist Communications	17.2	63.1	50.2	73.5	3.8	83.1
	62.3	220.6	173.0	85.6	46.0	714.3
2007
Advertising and Media Investment Management	35.0	96.5	75.4	33.2	28.1	328.9
Consumer Insight[3]	7.4	19.9	16.9	–	3.9	90.8
Public Relations & Public Affairs	4.3	10.7	12.0	0.6	2.1	59.0
Branding & Identity, Healthcare and Specialist Communications	15.7	45.2	40.1	12.0	7.3	61.4
	62.4	172.3	144.4	45.8	41.4	540.1

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.
[3]	Consumer Insight was previously reported as Information, Insight & Consultancy.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

	Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2009
Advertising and Media Investment Management	10,539.1			(8,036.9)
Consumer Insight[2]	3,714.6			(1,002.4)
Public Relations & Public Affairs	1,579.7			(324.9)
Branding & Identity, Healthcare and Specialist Communications	4,710.9			(1,237.8)
	20,544.3	1,807.2	22,351.5	(10,602.0)	(5,673.8)	(16,275.8)
2008
Advertising and Media Investment Management	12,034.5			(8,757.8)
Consumer Insight[2]	3,830.0			(1,022.3)
Public Relations & Public Affairs	1,583.3			(363.7)
Branding & Identity, Healthcare and Specialist Communications	4,324.3			(1,225.7)
	21,772.1	2,691.2	24,463.3	(11,369.5)	(7,134.0)	(18,503.5)

Notes

[1]

Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt. The debt has not been allocated as it is held centrally and specifically allocating it to individual segments is not considered to be a fair representation of the net assets of those segments.

[2]	Consumer Insight was previously reported as Information, Insight & Consultancy.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2009 £m		2008 £m		2007 £m
Revenue[1]
North America[6]		3,010.0		2,603.2		2,266.7
UK		1,029.0		954.2		890.3
Western Continental Europe[4,5]		2,327.8		1,879.1		1,497.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[5]		2,317.5		2,040.4		1,531.5
		8,684.3		7,476.9		6,185.9

	Margin		Margin		Margin
Headline PBIT[2]
North America[6]	13.2%	397.9	16.8%	438.3	17.3%	391.5
UK	12.8%	131.5	13.0%	124.1	12.0%	107.1
Western Continental Europe[4,5]	8.3%	193.4	13.1%	247.0	12.8%	191.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[5]	12.7%	294.4	15.1%	308.8	15.5%	238.1
	11.7%	1,017.2	15.0%	1,118.2	15.0%	928.0
Non-current assets[3]
North America[6]		4,421.9		5,072.6
UK		1,688.9		1,647.9
Western Continental Europe[4,5]		4,014.1		4,227.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[5]		2,381.0		2,236.7
		12,505.9		13,184.5

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for a reconciliation of headline PBIT to PBIT.
[3]	Non-current assets excluding financial instruments and deferred tax.
[4]

Western Continental Europe includes Ireland with revenue of £43.4 million (2008: £41.3 million, 2007: £33.5 million), headline PBIT of £3.9 million (2008: £8.0 million, 2007: £6.5 million) and non-current assets of £61.6 million (2008: £65.6 million).

[5]

The Group previously reported Continental Europe separately. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East. Comparative figures have been restated accordingly.

[6]

North America includes the US with revenues of £2,835.8 million (2008: £2,444.7 million, 2007: £2,138.9 million), headline PBIT of £370.9 million (2008: £411.0 million, 2007: £372.3 million) and non-current assets of £4,010.9 million (2008: £4,402.0 million).

3. Operating costs

	2009 £m	2008 £m	2007 £m
Total staff costs (note 5)	5,117.0	4,351.8	3,607.9
Establishment costs	691.6	521.3	427.2
Other operating costs (net)	1,410.4	1,260.3	1,010.6
Total operating costs	7,219.0	6,133.4	5,045.7
Operating costs include:
Goodwill impairment (note 12)	44.3	84.1	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses (note 12)	–	1.5	1.7
Investment write-downs	11.1	30.5	–
Cost of changes to corporate structure	–	4.6	–
Amortisation and impairment of acquired intangible assets (note 12)	172.6	78.4	40.3
Amortisation of other intangible assets (note 12)	30.5	23.4	18.1
Depreciation of property, plant and equipment	189.9	145.4	123.7
Losses on sale of property, plant and equipment	0.4	1.9	1.0
Gains on disposal of investments	(31.1)	(3.4)	(3.4)
Net foreign exchange losses/(gains)	6.4	(18.3)	1.1
Operating lease rentals:
Land and buildings	434.5	325.2	261.1
Plant and machinery	28.0	26.5	25.8
	462.5	351.7	286.9

In 2009, operating profit includes credits totalling £19.4 million (2008: £23.7 million, 2007: £16.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2008. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 ‘Business combinations’, are given in note 28.

All of the operating costs of the Group are related to administrative expenses.

Auditors’ remuneration:

	2009 £m	2008 £m	2007 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.5	1.7	1.7
The audit of the Company’s subsidiaries pursuant to legislation	15.0	13.3	11.4
	16.5	15.0	13.1
Other services pursuant to legislation	3.2	3.8	3.5
Fees payable to the auditors pursuant to legislation	19.7	18.8	16.6
Tax advisory services	2.6	2.2	2.7
Tax compliance services	1.5	0.9	0.9
	4.1	3.1	3.6
Corporate finance services	0.2	1.5	1.0
Other services	4.8	4.4	3.0
Total non-audit fees	9.1	9.0	7.6
Total fees	28.8	27.8	24.2

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Minimum committed annual rentals

Amounts payable in 2010 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
In respect of operating leases which expire:
– within one year	4.1	6.6	6.4	43.1	63.4	27.9
– within two to five years	14.6	14.2	12.9	145.2	168.3	115.5
– after five years	1.1	0.3	0.3	143.7	107.5	75.0
	19.8	21.1	19.6	332.0	339.2	218.4

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2009 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December
2010	351.8	(19.1)	332.7
2011	289.1	(18.3)	270.8
2012	248.8	(17.7)	231.1
2013	203.6	(9.3)	194.3
2014	167.7	(1.7)	166.0
Later years	973.6	(3.3)	970.3
	2,234.6	(69.4)	2,165.2

4. Share of results of associates

Share of results of associates include:

	2009 £m	2008 £m	2007 £m
Share of profit before interest and taxation	86.3	71.5	65.8
Share of exceptional (losses)/gains	(1.6)	(0.5)	0.8
Share of interest and minority interest	(0.7)	0.5	0.5
Share of taxation	(27.0)	(25.5)	(25.7)
	57.0	46.0	41.4

5. Our people

Our staff numbers averaged 105,318 against 97,438 in 2008 and 84,848 in 2007, including acquisitions. Their geographical distribution was as follows:

	2009	2008	2007
North America	22,230	24,493	23,294
UK	9,704	8,971	8,543
Western Continental Europe[1]	25,004	19,448	18,046
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[1]	48,380	44,526	34,965
	105,318	97,438	84,848

Note

[1]

The Group previously reported Continental Europe as a geographic segment. Western Continental Europe is now reported separately, with Central & Eastern Europe included with Asia Pacific, Latin America, Africa & Middle East. Comparative figures have been restated accordingly.

Their operating sector distribution was as follows:

	2009	2008	2007
Advertising and Media Investment Management	42,906	45,754	42,948
Consumer Insight[2]	28,325	14,934	11,524
Public Relations & Public Affairs	7,325	7,682	7,167
Branding & Identity, Healthcare and Specialist Communications	26,762	29,068	23,209
	105,318	97,438	84,848

Note

[2]	Consumer Insight was previously reported as Information, Insight & Consultancy.

5. Our people (continued)

At the end of 2009 staff numbers were 98,759 (2008: 112,262, 2007: 90,182). Including all employees of associated undertakings, this figure was approximately 138,000 at 31 December 2009 (2008: 135,000, 2007: 111,000).

Total staff costs were made up as follows:

	2009 £m	2008 £m	2007 £m
Wages and salaries	3,614.1	3,044.6	2,492.6
Cash-based incentive plans	122.9	151.4	168.3
Share-based incentive plans (note 22)	54.9	62.3	62.4
Social security costs	442.5	346.4	288.3
Other pension costs (note 23)	116.4	98.3	80.7
Other staff costs	766.2	648.8	515.6
	5,117.0	4,351.8	3,607.9
Staff cost to revenue ratio	58.9%	58.2%	58.3%

Included above are charges of £6.1 million (2008: £5.1 million, 2007: £6.5 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Compensation for key management personnel also included £3.8 million (2008: £3.6 million, 2007: £4.2 million) of short-term benefits and £0.7 million (2008: £0.6 million, 2007: £0.5 million) of post employment benefits.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2009 £m	2008 £m	2007 £m
Expected return on pension scheme assets (note 23)	28.7	31.3	28.1
Income from available for sale investments	10.2	9.7	9.2
Interest income	111.5	128.6	102.1
	150.4	169.6	139.4

Finance costs include:

	2009 £m	2008 £m	2007 £m
Interest on pension scheme liabilities (note 23)	46.1	38.9	33.8
Interest on other long-term employee benefits	1.3	1.6	1.5
Interest payable and similar charges[1]	308.0	278.9	214.8
	355.4	319.4	250.1

Revaluation of financial instruments2 include:

	2009 £m	2008 £m	2007 £m
Movements in fair value of treasury instruments	8.4	(13.9)	(6.7)
Revaluation of put options over minority interests	15.3	(11.5)	(9.3)
Gains on termination of hedge accounting on repayment of TNS debt	25.2	–	–
	48.9	(25.4)	(16.0)

Notes

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $1,250 million of US dollar bonds at an average interest rate of 6.90% (prior to any interest rate swaps or cross-currency swaps), €11,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to $2,105 million at an average interest rate of 1.58% inclusive of margin.

Average borrowings under the US Commercial Paper Program (note 10) amounted to $0.8 million at an average interest rate of 1.33% inclusive of margin.

Notes to the consolidated financial statements (continued)

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2009 £m	2008 £m	2007 £m
Corporation tax
Current year	209.8	217.7	240.4
Prior years	(1.7)	7.0	(52.2)
	208.1	224.7	188.2
Deferred tax
Current year	(16.1)	(8.4)	10.2
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.3)	(12.4)	(2.8)
	(53.4)	(20.8)	7.4
Prior years	1.0	29.0	8.7
	(52.4)	8.2	16.1
Tax charge	155.7	232.9	204.3

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2009 £m	2008 £m	2007 £m
Profit before taxation	662.6	746.8	719.4
Tax at the corporation tax rate of 25%[1] (2008: UK 28.5%, 2007: UK 30%)	165.7	212.8	215.8
Tax effect of share of results of associates	(14.3)	(13.4)	(12.4)
Tax effect of items that are not (taxable)/deductible	(63.7)	(11.7)	34.7
Tax effect of utilisation or recognition of tax losses not previously recognised	(10.1)	(6.5)	(29.6)
Effect of different tax rates of subsidiaries operating in other jurisdictions	23.7	3.5	26.7
Losses carried forward and temporary differences not recognised	55.1	12.2	12.5
Prior period adjustments	(0.7)	36.0	(43.4)
Tax charge	155.7	232.9	204.3
Effective tax rate on profit before tax	23.5%	31.2%	28.4%

Notes

[1]

In November 2008, WPP introduced a new holding company that is tax resident in the Republic of Ireland. As a result, the tax reconciliation for the year ended 31 December 2009 has been prepared using the Irish non-trading corporation tax rate of 25%, which is the rate applicable to WPP plc. In prior reporting periods the reconciliation was prepared using the prevailing UK corporation tax rates (2008: 28.5%, 2007: 30%).

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2009		2008		2007		2009 £m	2008 £m	2007 £m
Per share	Pence per share
2008 Second interim dividend paid	10.28	p	9.13	p	7.61	p	126.1	103.1	89.1
2009 First interim dividend paid	5.19	p	5.19	p	4.32	p	63.7	58.7	49.8
	15.47	p	14.32	p	11.93	p	189.8	161.8	138.9

Second interim dividend for the year ended 31 December 2009:

	2009		2008		2007
Per share	Pence per share
2009 Second interim dividend	10.28	p	10.28	p	9.13	p

Note

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported EPS is as follows:

	2009		2008		2007
Reported earnings[1] (£m)	437.7		439.1		465.9
Average shares used in Basic EPS calculation (m)	1,218.7		1,143.4		1,176.9
Reported EPS	35.9	p	38.4	p	39.6	p

Note

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported EPS is set out below:

	2009		2008		2007
Diluted reported earnings (£m)	437.7		439.9		466.8
Average shares used in diluted EPS calculation (m)	1,238.2		1,169.6		1,227.1
Diluted reported EPS	35.3	p	37.6	p	38.0	p

Notes to the consolidated financial statements (continued)

9. Earnings per share (continued)

Diluted EPS has been calculated based on the diluted reported earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings. For the years ended 31 December 2008 and 31 December 2007, the $150 million 5% Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million and £0.9 million respectively for the purpose of this calculation; these bonds were redeemed on 28 October 2008. For the year ended 31 December 2007, the £450 million 2% convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings; these bonds were redeemed on their due date of 11 April 2007. In addition, at 31 December 2009, options to purchase 33.2 million ordinary shares (2008: 28.0 million, 2007: 16.4 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2009 m	2008 m	2007 m
Average shares used in basic EPS calculation	1,218.7	1,143.4	1,176.9
Dilutive share options outstanding	2.1	2.9	16.6
Other potentially issuable shares	17.4	16.0	24.7
$150 million Grey convertible bonds	–	7.3	8.9
Shares used in diluted EPS calculation	1,238.2	1,169.6	1,227.1

At 31 December 2009 there were 1,256,491,314 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2009 £m	2008 £m	2009 £m	2008 £m
Analysis of changes in financing
Beginning of year	134.1	223.1	4,385.7	2,348.0
Shares issued in respect of acquisitions	–	267.7	–	–
Other ordinary shares issued	4.1	8.5	–	–
Reclassification due to changes in corporate structure[1]	–	(362.5)	–	–
Share cancellations	–	(1.9)	–	–
Share issue costs paid	–	(0.8)	–	–
Net (decrease)/increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	(426.3)	810.4
Debt acquired	–	–	–	577.8
Net amortisation of financing costs included in net debt	–	–	(32.8)	(0.6)
Other movements	–	–	(21.1)	81.1
Exchange adjustments	–	–	(319.1)	569.0
End of year	138.2	134.1	3,586.4	4,385.7

Note

[1]	Further details on the changes to corporate structure are given in note 26.

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2009, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £138.2 million (2008: £134.1 million), further details of which are disclosed in note 26.

10. Sources of finance (continued)

Debt

US$ bonds In June 2009, the Group issued $600 million of 8% bonds due September 2014. The Group also has in issue $650 million of 5.875% bonds due June 2014.

Eurobonds The Group has in issue €600  million of 4.375% bonds due December 2013, €500  million of 5.25% bonds due January 2015 and €750  million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a $1.6 billion seven-year Revolving Credit Facility due August 2012 and a £400 million amortising R evolving Credit Facility maturing in July 2011. T he Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged $2,105 million in 2009. The Group had available undrawn committed credit facilities of £1,335 million at December 2009 (2008: £1,074 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. The Group’s borrowings under this program are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding during the year was $0.8 million. There was no US Commercial Paper outstanding at 31 December 2009.

Convertible bonds

In April 2009, the Group issued £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 75,000,000 WPP ordinary shares at an initial share price of £6 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2009. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. T his fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £402.3 million and the equity component is £44.5 million as at 31 December 2009.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2009 to be approximately £416.3 million. T his fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2009 £m	2008 £m
Within one year	(210.0)	(569.7)
Between one and two years	(210.0)	(1,073.9)
Between two and three years	(228.1)	(369.1)
Between three and four years	(797.7)	(216.6)
Between four and five years	(1,396.6)	(735.4)
Over five years	(1,928.4)	(2,567.5)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(4,770.8)	(5,532.2)
Short-term overdrafts – within one year	(720.7)	(1,254.4)
Future anticipated cash flows	(5,491.5)	(6,786.6)
Effect of discounting/financing rates	1,184.4	1,146.5
Debt financing	(4,307.1)	(5,640.1)

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2009 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,106.1	6.54%	n/a	56
	– floating	459.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	95
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	754.3	6.50%	n/a	75
	– floating	375.9	n/a	EURIBOR	n/a
¥	– fixed	59.8	2.07%	n/a	48
$C2	– floating	56.2	n/a	LIBOR	n/a
Other		25.1	n/a	LIBOR	n/a
		3,586.4

2008 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	578.0	5.79%	n/a	56
	– floating	1,521.7	n/a	LIBOR	n/a
£	– fixed	400.0	5.69%	n/a	88
	– floating	376.7	n/a	LIBOR	n/a
€	– fixed	742.0	6.80%	n/a	58
	– floating	603.9	n/a	EURIBOR	n/a
¥	– fixed	68.0	2.07%	n/a	5
$C2	– floating	53.6	n/a	LIBOR	n/a
Other		41.8	n/a	LIBOR	n/a
		4,385.7

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2009 the amount still to be written to income was £2.2 million (2008: £2.7 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

2009	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	284.5	272.8	170.5	218.7
Between one and two years	38.1	31.8	78.4	111.7
Between two and three years	45.4	39.0	107.5	128.9
Between three and four years	325.9	249.7	796.3	881.8
Between four and five years	336.7	242.4	841.0	909.3
Over five years	489.3	384.4	803.8	925.5
	1,519.9	1,220.1	2,797.5	3,175.9

2008	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	828.2	814.2	483.0	613.9
Between one and two years	62.5	58.8	93.3	131.1
Between two and three years	69.6	66.1	66.5	93.2
Between three and four years	73.3	69.2	92.3	114.2
Between four and five years	425.0	478.4	817.9	903.3
Over five years	1,401.4	1,186.6	1,107.3	1,152.5
	2,860.0	2,673.3	2,660.3	3,008.2

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-11.

Net cash from operating activities:

	2009 £m	2008 £m	2007 £m
Profit for the year	506.9	513.9	515.1
Taxation	155.7	232.9	204.3
Revaluation of financial instruments	(48.9)	25.4	16.0
Finance costs	355.4	319.4	250.1
Finance income	(150.4)	(169.6)	(139.4)
Share of results of associates	(57.0)	(46.0)	(41.4)
Adjustments for:
Non-cash share-based incentive plans (including share options)	54.9	62.3	62.4
Depreciation of property, plant and equipment	195.3	149.6	126.3
Impairment of goodwill	44.3	84.1	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	1.5	1.7
Amortisation and impairment of acquired intangible assets	172.6	78.4	40.3
Amortisation of other intangible assets	30.5	23.4	18.1
Investment write-downs	11.1	30.5	–
Gains on disposal of investments	(31.1)	(3.4)	(3.4)
Losses on sale of property, plant and equipment	0.4	1.9	1.0
Decrease in inventories and work in progress	12.4	65.6	29.4
(Increase)/decrease in receivables	(90.0)	492.6	(886.7)
(Decrease)/increase in payables – short term	(51.3)	(628.9)	897.6
Increase/(decrease) in payables – long term	25.5	(23.1)	7.6
Increase/(decrease) in provisions	1.3	(15.5)	(22.5)
Corporation and overseas tax paid	(216.6)	(182.5)	(151.0)
Interest and similar charges paid	(248.7)	(269.2)	(212.0)
Interest received	99.6	133.0	102.6
Investment income	1.4	1.8	3.1
Dividends from associates	45.5	44.6	28.0
Net cash inflow from operating activities	818.8	922.7	891.3

Acquisitions and disposals:
	2009 £m	2008 £m	2007 £m
Initial cash consideration	(61.8)	(891.9)	(520.4)
Cash and cash equivalents acquired (net)	1.3	(6.1)	60.5
Earnout payments	(81.5)	(67.8)	(93.9)
Loan note redemptions	–	(2.6)	(2.1)
Purchase of other investments (including associates)	(53.3)	(91.7)	(128.0)
Proceeds on disposal of investments	50.5	11.0	9.1
Net cash outflow	(144.8)	(1,049.1)	(674.8)

11. Analysis of cash flows (continued)

Share repurchases and buy-backs:
	2009 £m	2008 £m	2007 £m
Share cancellations (excluding brokerage fees)	–	(112.2)	(402.7)
Shares purchased into treasury	(9.5)	–	(12.7)
Proceeds on disposal of treasury shares	–	6.9	–
Net cash outflow	(9.5)	(105.3)	(415.4)

Net (decrease)/increase in borrowings:
	2009 £m	2008 £m	2007 £m
(Decrease)/increase in drawings on bank loans	(1,068.0)	1,273.3	–
Proceeds from issue of £450 million convertible bonds	450.0	–	–
Proceeds from issue of $600 million bonds	367.4	–	–
Repayment of TNS debt	(175.7)	(395.7)	–
Repayment of €650 million bonds	–	(515.1)	–
Repayment of $100 million bonds	–	(50.5)	–
Repayment of $150 million convertible debt	–	(96.2)	–
Proceeds from issue of € 750 million bonds	–	594.6	–
Repayment of £450 million bonds	–	–	(450.0)
Proceeds from issue of £400 million bonds	–	–	400.0
Proceeds from issue of £200 million bonds	–	–	200.0
Proceeds from issue of € 500 million bonds	–	–	348.9
Net cash (outflow)/inflow	(426.3)	810.4	498.9

Cash and cash equivalents:
	2009 £m	2008 £m	2007 £m
Cash at bank and in hand	1,570.5	2,485.9	1,957.4
Short-term bank deposits	96.2	86.6	82.8
Overdrafts[1]	(720.7)	(1,254.4)	(977.9)
Cash and cash equivalents at end of year	946.0	1,318.1	1,062.3

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Intangible assets

Goodwill

The movements in 2009 and 2008 were as follows:

£m
Cost:
1 January 2008	6,487.2
Additions[1]	1,351.1
Exchange differences	1,802.3
31 December 2008	9,640.6
Additions[1]	21.1
Exchange differences	(414.9)
31 December 2009	9,246.8

Accumulated impairment losses and write-downs:
1 January 2008	415.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.5
Impairment losses for the year	79.7
Exchange differences	50.7
31 December 2008	547.4
Impairment losses for the year	21.6
Exchange differences	(19.7)
31 December 2009	549.3

Net book value:
31 December 2009	8,697.5
31 December 2008	9,093.2
1 January 2008	6,071.7

Note

[1]

Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2009 and 2008 are:

	2009 £m	2008 £m
GroupM	2,044.3	2,116.0
Kantar	1,738.6	1,698.2
Y&R Advertising	1,019.2	1,076.3
Wunderman	958.7	991.3
Burson-Marsteller	516.1	557.6
Other	2,420.6	2,653.8
Total goodwill	8,697.5	9,093.2

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

The table of significant components of goodwill was changed in 2009 following the adoption of IFRS 8 Operating Segments and the corresponding amendment to IAS 36 Impairment of Assets, whereby a cash-generating unit or group of units can not be larger than an operating segment.

12. Intangible assets (continued)

Other intangible assets

The movements in 2009 and 2008 were as follows:

	Brands with an indefinite useful life £m	Acquired intan- gibles £m	Other £m	Total £m
Cost:
1 January 2008	798.0	413.6	127.7	1,339.3
Additions	–	–	23.8	23.8
Disposals	–	–	(9.2)	(9.2)
New acquisitions	–	730.1	9.6	739.7
Other movements	–	–	2.2	2.2
Exchange differences	275.2	233.9	49.5	558.6
31 December 2008	1,073.2	1,377.6	203.6	2,654.4
Additions	–	–	33.5	33.5
Disposals	–	–	(8.1)	(8.1)
New acquisitions	–	6.6	–	6.6
Other movements	–	1.2	4.5	5.7
Exchange differences	(60.0)	(88.4)	(21.7)	(170.1)
31 December 2009	1,013.2	1,297.0	211.8	2,522.0

Amortisation and impairment:
1 January 2008	–	101.4	83.3	184.7
Charge for the year	–	78.4	23.4	101.8
Disposals	–	–	(8.1)	(8.1)
Other movements	–	(0.9)	2.8	1.9
Exchange differences	–	42.8	35.5	78.3
31 December 2008	–	221.7	136.9	358.6
Charge for the year	–	172.6	30.5	203.1
Disposals	–	–	(8.1)	(8.1)
Other movements	–	(2.0)	(3.1)	(5.1)
Exchange differences	–	(14.8)	(12.4)	(27.2)
31 December 2009	–	377.5	143.8	521.3

Net book value:
31 December 2009	1,013.2	919.5	68.0	2,000.7
31 December 2008	1,073.2	1,155.9	66.7	2,295.8
1 January 2008	798.0	312.2	44.4	1,154.6

Brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets include customer-related intangibles with a net book value at 31 December 2009 of £403.5 million (2008: £524.3 million), brand names of £377.5 million (2008: £440.3 million) and other assets (including proprietary tools) of £138.5m (2008: £191.3 million).

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

The 2009 goodwill impairment review was initially undertaken as at 30 June 2009 and then updated as at 31 December 2009. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 10.27% and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

Y&R Advertising is the only cash-generating unit with significant goodwill where a reasonably possible change in assumptions could lead to an impairment. The methodology above indicated an amount of £351.0 million as the excess of recoverable amount over carrying value at 31 December 2009. For an impairment charge to arise, the actual cumulative annual growth in Y&R Advertising cash flows over the next five years would have to be less than half the level assumed in the management forecasts over that period.

Goodwill impairment charges of £44.3 million and £84.1 million were recorded in the years ended 31 December 2009 and 2008 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. For the year ended 31 December 2009, no impairment charge (2008: £8.4 million) was recorded in relation to acquired intangible assets.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations.

With the adoption of IFRS 8 Operating Segments on 1 January 2009 and the corresponding amendment to IAS 36 Impairment of Assets, management reviewed the level at which goodwill and indefinite lived intangible assets were tested for impairment and in certain instances lowered the testing level to comply with the new definition of an operating segment. No impairment charge resulted from this change.

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

13. Property, plant and equipment

The movements in 2009 and 2008 were as follows:

	Land £m	Freehold buildings £m	Lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Com- puter equip- ment £m	Total £m
Cost:
1 January 2008	8.8	36.5	391.4	242.4	398.9	1,078.0
Additions	–	11.4	62.4	42.6	80.4	196.8
New acquisitions	3.9	25.9	9.9	30.7	26.2	96.6
Disposals	(0.3)	(0.3)	(31.1)	(34.5)	(65.4)	(131.6)
Exchange adjustments	–	9.6	123.7	103.9	139.0	376.2
31 December 2008	12.4	83.1	556.3	385.1	579.1	1,616.0
Additions	–	1.3	151.5	38.3	56.5	247.6
New acquisitions	–	–	0.3	0.8	1.5	2.6
Disposals	–	(0.9)	(28.1)	(31.2)	(63.2)	(123.4)
Exchange adjustments	–	(10.3)	(60.9)	(30.4)	(38.5)	(140.1)
31 December 2009	12.4	73.2	619.1	362.6	535.4	1,602.7

Depreciation:
1 January 2008	–	17.7	174.7	147.8	288.2	628.4
Charge for the year	–	2.0	25.7	32.9	89.0	149.6
Disposals	–	(0.2)	(25.9)	(30.6)	(61.5)	(118.2)
Exchange adjustments	–	7.8	91.3	68.7	97.7	265.5
31 December 2008	–	27.3	265.8	218.8	413.4	925.3
Charge for the year	–	2.4	60.1	46.0	86.8	195.3
Disposals	–	(0.3)	(26.6)	(28.8)	(58.8)	(114.5)
Exchange adjustments	–	(3.6)	(21.3)	(21.7)	(37.3)	(83.9)
31 December 2009	–	25.8	278.0	214.3	404.1	922.2

Net book value:
31 December 2009	12.4	47.4	341.1	148.3	131.3	680.5
31 December 2008	12.4	55.8	290.5	166.3	165.7	690.7
1 January 2008	8.8	18.8	216.7	94.6	110.7	449.6

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £17.8 million (2008: £154.9 million). In 2008 there were a number of significant property development projects in North America that were completed in 2009.

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2009 and 2008 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other invest- ments £m
1 January 2008	235.5	304.6	540.1	268.6
Additions	42.1	–	42.1	50.0
Goodwill arising on acquisition of new associates	–	52.8	52.8	–
Share of results of associate undertakings (note 4)	46.0	–	46.0	–
Dividends and other movements	(36.2)	10.1	(26.1)	–
Exchange adjustments	76.5	76.8	153.3	73.9
Disposals	(18.5)	(63.7)	(82.2)	(1.1)
Reclassification from associates to other investments	(0.1)	–	(0.1)	0.1
Reclassification to subsidiaries	(3.7)	(0.3)	(4.0)	–
Revaluation of other investments	–	–	–	(51.3)
Goodwill impairment	–	(4.4)	(4.4)	–
Amortisation of other intangible assets	–	(2.0)	(2.0)	–
Write-downs	(1.2)	–	(1.2)	(29.3)
31 December 2008	340.4	373.9	714.3	310.9
Additions	17.9	–	17.9	52.4
Goodwill arising on acquisition of new associates	–	26.5	26.5	–
Share of results of associate undertakings (note 4)	57.0	–	57.0	–
Dividends and other movements	(56.1)	29.8	(26.3)	1.0
Exchange adjustments	(19.8)	(9.2)	(29.0)	(27.2)
Disposals	(0.7)	(0.2)	(0.9)	(17.9)
Reclassification to subsidiaries	(1.6)	(3.9)	(5.5)	–
Revaluation of other investments	–	–	–	(13.5)
Goodwill impairment	–	(22.7)	(22.7)	–
Amortisation of other intangible assets	–	(2.0)	(2.0)	–
Write-downs	–	–	–	(11.1)
31 December 2009	337.1	392.2	729.3	294.6

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

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2009 included:

	% owned	Country of incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC	16.4	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
GIIR, Inc	20.0	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	44.2	Brazil
Kinetic Worldwide Limited	50.0	UK
Ooh! Media Group Limited	32.1	Australia
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	20.6	Australia
The Jupiter Drawing Room Pty Limited	49.0	South Africa
The Grass Roots Group PLC	44.8	UK

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2009 was as follows: Asatsu-DK: £125.6 million, Chime Communications PLC: £24.3 million, High Co S.A.: £23.8 million, GIIR, Inc: £21.2 million, STW Communications Group Limited: £31.3 million and Ooh! Media Group Limited: £6.6 million (2008: Asatsu-DK: £155.9 million, Chime Communications PLC: £5.8 million, High Co S.A.: £18.5 million, GIIR, Inc.: £18.1 million, STW Communications Group Limited: £13.2 million and Ooh! Media Group Limited: £5.2 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s balance sheet at 31 December 2009 was as follows: Asatsu-DK: £189.9 million, Chime Communications PLC: £22.0 million, High Co S.A.: £29.9 million, GIIR, Inc: £14.3 million, STW Communications Group Limited: £57.6 million and Ooh! Media Group Limited: £14.4 million (2008: Asatsu-DK: £242.8 million, Chime Communications PLC: £19.0 million, High Co S.A.: £31.9 million, GIIR, Inc: £14.4 million, STW Communications Group Limited: £37.3 million and Ooh! Media Group Limited: £11.6 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2009.

	2009 £m	2008 £m	2007 £m
Income statement
Revenue	1,968.9	1,588.3	1,171.5
Operating profit	219.2	221.3	181.0
Profit before taxation	237.0	221.3	204.7
Profit for the year	166.0	147.6	136.9

		2009 £m	2008 £m
Balance sheet
Assets		3,929.4	3,985.1
Liabilities		(2,236.3)	(2,386.8)
Net assets		1,693.1	1,598.3

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £22.3 million (2008: £32.4 million).

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

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

– the future earnings potential determined through the use of internal forecasts;

– the cumulative losses in recent years;

– the various jurisdictions in which the potential deferred tax assets arise;

– the history of losses carried forward and other tax assets expiring;

– the timing of future reversal of taxable temporary differences;

– the expiry period associated with the deferred tax assets; and

– the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2009
Deferred tax assets	75.6	(8.1)	67.5
Deferred tax liabilities	(817.7)	8.1	(809.6)
	(742.1)	–	(742.1)
2008
Deferred tax assets	68.7	(3.1)	65.6
Deferred tax liabilities	(920.2)	3.1	(917.1)
	(851.5)	–	(851.5)

15. Deferred tax (continued)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2009 and 2008:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	Other short-term temporary differences £m	Total £m
1 January 2008	36.2	13.4	42.9	17.1	109.6
New acquisitions	–	1.6	–	13.1	14.7
(Charge)/credit to income	(27.1)	–	(26.6)	1.2	(52.5)
Credit/(charge) to equity	–	0.7	(9.0)	–	(8.3)
Exchange adjustments	–	0.3	4.9	–	5.2
31 December 2008	9.1	16.0	12.2	31.4	68.7
(Charge)/credit to income	(1.3)	–	(5.3)	17.9	11.3
Charge to equity	–	(4.4)	–	–	(4.4)
Exchange adjustments	0.4	0.8	0.4	(1.6)	–
31 December 2009	8.2	12.4	7.3	47.7	75.6

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s balance sheet. At 31 December 2009 £32.9 million (2008: £22.3 million) of this balance related to temporary differences in relation to accounting provisions.

The Group incurred losses in certain jurisdictions in the current year and has recognised deferred tax assets of £9.0 million in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2009 and 2008:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2008	442.4	18.5	32.5	24.2	517.6
New acquisitions	214.3	–	20.7	13.9	248.9
(Credit)/charge to income	(25.5)	0.8	14.6	(34.2)	(44.3)
Exchange adjustments	180.0	1.8	14.1	2.1	198.0
31 December 2008	811.2	21.1	81.9	6.0	920.2
New acquisitions	2.8	–	–	–	2.8
Prior year acquisitions[1]	1.6	–	(20.7)	(1.4)	(20.5)
(Credit)/charge to income	(55.9)	0.1	18.6	(3.9)	(41.1)
Charge to equity	–	–	–	9.8	9.8
Exchange adjustments	(47.8)	(1.0)	(5.0)	0.3	(53.5)
31 December 2009	711.9	20.2	74.8	10.8	817.7

Note

[1]

Adjustments made in the year ended 31 December 2009 in relation to deferred tax liabilities that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,888.3 million (2008: £4,002.8 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £220.2 million (2008: £206.2 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,668.1 million (2008: £3,796.6 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £118.2 million that will expire by 2019, £207.6 million that will expire by 2021, £227.5 million that will expire by 2023 and an additional £52.7 million that will expire by 2029. £3,093.6 million of losses may be carried forward indefinitely.

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £18,570.0 million (2008: £18,173.0 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2009 £m	2008 £m
Work in progress	304.1	341.0
Inventory	2.6	2.9
	306.7	343.9

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2009 £m	2008 £m
Trade receivables	5,301.1	5,934.5
VAT and sales taxes recoverable	81.6	87.7
Prepayments and accrued income	1,427.7	1,382.6
Other debtors	738.5	733.3
	7,548.9	8,138.1

The ageing of our trade receivables and other financial assets is as follows:

			Past due but not impaired
	Carrying amount at 31 December 2009 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,301.1	3,279.1	1,475.5	413.8	114.1	8.4	10.2
Other financial assets	781.8	529.7	133.1	26.8	25.4	21.9	44.9
	6,082.9	3,808.8	1,608.6	440.6	139.5	30.3	55.1
			Past due but not impaired
	Carrying amount at 31 December 2008 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,934.5	3,618.5	1,507.8	603.5	146.6	38.2	19.9
Other financial assets	739.6	481.8	136.4	41.5	21.1	23.7	35.1
	6,674.1	4,100.3	1,644.2	645.0	167.7	61.9	55.0

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

17. Trade and other receivables (continued)

Amounts falling due after more than one year:

	2009 £m	2008 £m
Prepayments and accrued income	5.8	7.3
Other debtors	97.5	72.3
Fair value of derivatives	182.8	105.6
	286.1	185.2

Movements on bad debt provisions were as follows:

	2009 £m	2008 £m	2007 £m
Balance at beginning of year	124.4	69.9	71.7
New acquisitions	0.7	19.7	1.0
Charged to operating costs	31.7	30.8	15.1
Exchange adjustments	(8.5)	21.3	2.3
Utilisations and other movements	(38.4)	(17.3)	(20.2)
Balance at end of year	109.9	124.4	69.9

The allowance for bad and doubtful debts is equivalent to 2.0% (2008: 2.1%; 2007: 1.5%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2009 £m	2008 £m
Trade payables	6,432.7	7,121.0
Other taxation and social security	377.3	382.7
Payments due to vendors (earnout agreements)	121.6	89.8
Liabilities in respect of put option agreements with vendors	108.3	67.5
Other creditors and accruals	1,823.2	1,958.4
Deferred income	910.9	788.3
	9,774.0	10,407.7

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2009 £m	2008 £m
Payments due to vendors (earnout agreements)	140.6	286.2
Liabilities in respect of put option agreements with vendors	59.9	54.6
Fair value of derivatives	82.9	86.2
Other creditors and accruals	139.9	126.9
	423.3	553.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2009 £m	2008 £m
Within one year	121.6	89.8
Between one and two years	93.6	128.0
Between two and three years	39.5	97.2
Between three and four years	5.1	53.4
Between four and five years	2.4	7.6
Over five years	–	–
	262.2	376.0

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2009 £m	2008 £m
Bank overdrafts	720.7	1,254.4
Corporate bonds and bank loans	–	386.4
	720.7	1,640.8

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2009 £m	2008 £m
Corporate bonds and bank loans	3,586.4	3,999.3

The Group estimates that the fair value of convertible and corporate bonds is £3,676.4 million at 31 December 2009 (2008: £3,630.0 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within creditors fall due for repayment as follows:

	2009 £m	2008 £m
Within one year	720.7	1,640.8
Between one and two years	–	845.5
Between two and three years	75.7	200.5
Between three and four years	554.5	53.8
Between four and five years	1,219.3	586.7
Over five years	1,736.9	2,312.8
	4,307.1	5,640.1

21. Provisions for liabilities and charges

The movements in 2009 and 2008 were as follows:

	Property £m	Other £m	Total £m
1 January 2008	58.7	58.1	116.8
Charged to the income statement	4.1	19.0	23.1
New acquisitions	10.8	9.8	20.6
Utilised	(8.5)	(20.0)	(28.5)
Released to the income statement	(7.4)	(3.0)	(10.4)
Transfers	3.4	(18.7)	(15.3)
Exchange adjustments	5.5	24.1	29.6
31 December 2008	66.6	69.3	135.9
Charged to the income statement	11.2	8.5	19.7
New acquisitions	0.1	–	0.1
Prior year acquisitions[1]	–	10.5	10.5
Utilised	(5.6)	(15.3)	(20.9)
Released to the income statement	(1.6)	(1.6)	(3.2)
Transfers	(1.9)	21.4	19.5
Exchange adjustments	(3.1)	(5.6)	(8.7)
31 December 2009	65.7	87.2	152.9

Note

1	Adjustments made in the year ended 31 December 2009 in relation to provisions for liabilities and charges that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2009 £m	2008 £m	2007 £m
Share-based payments	54.9	62.3	62.4

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2009, there was £79.3 million (2008: £84.0 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a period of one to two years. Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share O wner R eturn (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2009, 2008, 2007, 2006 and 2005 grants is five shares for each investment share. The 2005 Renewed LEAP plan vested in March 2010 at a match of 2.5 shares for each investment share.

Notes to the consolidated financial statements (continued)

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

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2009, 2008 or 2007 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

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

Market/Non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP and LEAP III schemes are subject to a number of performance conditions, including TSR, a market-based condition.

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

Movement on ordinary shares granted for significant restricted stock plans

	Non- vested 1 January 2009 number (m)	Granted number (m)	Lapsed number (m)	Vested number (m)	Non- vested 31 December 2009 number (m)
Renewed LEAP/LEAP III[1]	2.8	0.8	–	–	3.6
Performance Share Awards (PSA)	6.7	5.5	(0.6)	(3.2)	8.4
Leaders, Partners and High Potential Group	11.2	4.3	(0.6)	(2.3)	12.6
Weighted average fair value (pence per share):
Renewed LE AP/LEAP III[1]	548p	611p	–	–	563p
Performance Share Awards (PSA)	674p	413p	541p	747p	486p
Leaders, Partners and High Potential Group	504p	573p	541p	642p	501p

Note

1	The number of shares granted represents the ‘investment shares’ committed by participants at grant date for the 2009 LEAP III plan. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2009 was £55.0 million (2008: £58.6 million, 2007: £31.7 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension schemes, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2009 £m	2008 £m	2007 £m
Defined contribution schemes	95.5	79.7	66.4
Defined benefit schemes charge to operating profit	20.9	18.6	14.3
Pension costs (note 5)	116.4	98.3	80.7
Expected return on pension scheme assets (note 6)	(28.7)	(31.3)	(28.1)
Interest on pension scheme liabilities (note 6)	46.1	38.9	33.8
	133.8	105.9	86.4

Defined benefit schemes

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2009.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes.

Contributions to funded schemes are determined in line with local conditions and practices. Contributions in respect of unfunded schemes are paid as they fall due. The total contributions (for funded schemes) and benefit payments (for unfunded schemes) paid for 2009 amounted to £47.7 million (2008: £44.2 million, 2007: £47.0 million). Employer contributions and benefit payments in 2010 are expected to be in the range of £50 million to £70 million depending on the performance of the assets.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2009 % pa	2008 % pa	2007 % pa	2006 % pa
UK
Discount rate	5.7	6.0	5.8	5.1
Rate of increase in salaries	3.5	3.0	4.8	4.5
Rate of increase in pensions in payment	4.2	3.9	4.1	3.9
Inflation	3.5	2.8	3.3	3.0
Expected rate of return on equities	7.5	7.3	7.3	7.3
Expected rate of return on bonds[1]	4.8	4.9	5.3	5.0
Expected rate of return on insured annuities	5.7	6.0	5.8	5.1
Expected rate of return on property	6.9	6.9	5.0	7.0
Expected rate of return on cash and other	4.4	4.9	4.8	4.8
Weighted average return on assets	5.6	5.7	5.8	5.6
North America
Discount rate	5.7	6.3	6.1	5.7
Rate of increase in salaries	3.0	3.0	4.6	4.0
Inflation	2.5	2.5	2.5	2.5
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	4.7	5.1	5.1	4.8
Expected rate of return on cash and other	6.6	3.4	3.0	3.0
Weighted average return on assets	6.5	6.6	6.7	6.8
Western Continental Europe
Discount rate	5.5	5.7	5.5	4.6
Rate of increase in salaries	2.7	2.8	2.9	2.8
Rate of increase in pensions in payment	2.0	2.1	2.1	2.0
Inflation	2.1	2.1	2.2	2.1
Expected rate of return on equities	7.8	7.2	7.2	7.2
Expected rate of return on bonds[1]	4.1	4.5	4.5	4.4
Expected rate of return on property	6.5	6.0	5.5	6.1
Expected rate of return on cash and other	4.6	5.3	4.3	3.4
Weighted average return on assets	5.1	5.3	5.3	5.5

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

	2009 % pa	2008 % pa	2007 % pa	2006 % pa
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate	4.2	3.4	3.9	3.1
Rate of increase in salaries	4.2	3.9	4.0	3.7
Inflation	4.9	4.5	4.6	1.2
Expected rate of return on equities	10.1	10.0	10.0	–
Expected rate of return on bonds[1,2]	8.2	5.3	6.2	5.3
Expected rate of return on property	–	–	–	10.0
Expected rate of return on cash and other[2]	1.1	2.1	1.6	2.0
Weighted average return on assets	3.6	3.1	3.7	3.2

Notes

1	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.

2	Insurance instruments are classified in cash and other. In the financial statements for the year 2006 they were classified in bonds.

There are a number of areas in pension accounting that involve judgements made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

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

Management considers the types of investment classes in which the pension plan assets are invested and the expected compound return that can reasonably be expected for the portfolio to earn over time, which reflects forward-looking economic assumptions. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Also, management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then current market conditions.

At 31 December 2009, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Conti- nental Europe	Asia Pacific[1]
– current pensioners – male	20.5	19.6	22.3	18.5	19.3
– current pensioners – female	22.5	21.6	23.7	21.9	24.7
– future pensioners (current age 45) – male	21.9	21.1	23.5	20.4	19.3
– future pensioners (current age 45) – female	23.7	22.5	25.0	23.4	24.9

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2008 were 20.0 years and 22.2 years for male and female current pensioners respectively, and 21.3 years and 23.2 years for male and female future pensioners (current age 45), respectively.

23. Provision for post-employment benefits (continued)

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country and consistently allow for expected generational improvement.

For a 0.25% increase or decrease in the discount rate at 31 December 2009, the 2010 pension expense would be broadly unchanged as the change in service cost and interest cost are offsetting. The effect on the year-end 2009 pension deficit would be a decrease or increase, respectively, of approximately £24.5 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the schemes, and the assessed present value of the liabilities in the schemes are shown in the following table:

	2009 £m	%	2008 £m	%	2007 £m	%
Group
Equities	168.5	28.6	162.6	29.6	174.2	34.6
Bonds	256.8	43.7	245.1	44.5	203.8	40.4
Insured annuities	68.7	11.7	64.9	11.8	65.0	12.9
Property	9.8	1.7	12.6	2.3	16.6	3.3
Cash and other	84.3	14.3	65.2	11.8	44.4	8.8
Total fair value of assets	588.1	100.0	550.4	100.0	504.0	100.0
Present value of scheme liabilities	(836.1)		(819.1)		(637.6)
Deficit in the schemes	(248.0)		(268.7)		(133.6)
Irrecoverable surplus	(3.1)		(2.4)		(0.5)
Unrecognised past service cost	(0.7)		(0.9)		(0.9)
Net liability[1]	(251.8)		(272.0)		(135.0)
Schemes in surplus	0.7		0.4		8.4
Schemes in deficit	(252.5)		(272.4)		(143.4)

Note

[1]	The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of scheme liabilities and deficit in the schemes were £470.4 million, £657.0 million and £186.6 million in 2006 and £453.2 million, £684.6 million and £231.4 million in 2005, respectively.

Deficit in schemes by region	2009 £m	2008 £m	2007 £m
UK	(22.0)	(24.8)	(24.2)
North America	(140.9)	(153.4)	(59.6)
Western Continental Europe	(73.9)	(80.0)	(46.7)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(11.2)	(10.5)	(3.1)
Deficit in the schemes	(248.0)	(268.7)	(133.6)

Some of the Group’s defined benefit schemes are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded schemes, the benefit payments are made as and when they fall due. Pre-funding of these schemes would not be typical business practice.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December 2009, 2008 and 2007 between funded and unfunded schemes.

	2009 Deficit £m	2009 Present value of scheme liabilities £m	2008 Deficit £m	2008 Present value of scheme liabilities £m	2007 Deficit £m	2007 Present value of scheme liabil- ities £m
Funded schemes by region
UK	(22.0)	(293.5)	(24.8)	(269.5)	(24.2)	(274.2)
North America	(65.2)	(274.5)	(71.0)	(266.8)	1.6	(183.5)
Western Continental Europe	(25.0)	(119.9)	(30.1)	(126.5)	(16.2)	(77.6)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(3.7)	(16.1)	(3.3)	(16.8)	(1.6)	(9.1)
Deficit/liabilities in the funded schemes	(115.9)	(704.0)	(129.2)	(679.6)	(40.4)	(544.4)

Unfunded schemes by region
UK	–	–	–	–	–	–
North America	(75.7)	(75.7)	(82.4)	(82.4)	(61.2)	(61.2)
Western Continental Europe	(48.9)	(48.9)	(49.9)	(49.9)	(30.5)	(30.5)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(7.5)	(7.5)	(7.2)	(7.2)	(1.5)	(1.5)
Deficit/liabilities in the unfunded schemes	(132.1)	(132.1)	(139.5)	(139.5)	(93.2)	(93.2)
Deficit/liabilities in the schemes	(248.0)	(836.1)	(268.7)	(819.1)	(133.6)	(637.6)

In accordance with IAS 19, schemes that are wholly or partially funded are considered funded schemes.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2009 £m	2008 £m	2007 £m
Group
Current service cost	22.0	16.7	16.2
Past service cost/(income)	–	2.5	(1.1)
Gain on settlements and curtailments	(1.1)	(0.6)	(0.8)
Charge to operating profit	20.9	18.6	14.3
Expected return on pension scheme assets	(28.7)	(31.3)	(28.1)
Interest on pension scheme liabilities	46.1	38.9	33.8
Charge to profit before taxation for defined benefit schemes	38.3	26.2	20.0
Gain/(loss) on pension scheme assets relative to expected return	44.0	(93.7)	(6.0)
Experience (loss)/gain arising on the scheme liabilities	(7.6)	4.4	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(42.7)	8.0	35.4
Change in irrecoverable surplus	(0.9)	(0.9)	0.5
Actuarial (loss)/gain recognised in OCI	(7.2)	(82.2)	30.0

Movements in exchange rates are included in exchange adjustments on foreign currency net investments in the OCI. In the 2007 financial statements, they were included in the actuarial gain.

23. Provision for post-employment benefits (continued)

As at 31 December 2009 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £180.3 million (31 December 2008: £173.1 million, 31 December 2007: £90.9 million). Of this amount, a net loss of £79.2 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in benefit obligation

The following table shows an analysis of the movement in the benefit obligation for each accounting period:

	2009 £m	2008 £m	2007 £m
Change in benefit obligation
Benefit obligation at beginning of year	819.1	637.6	657.0
Service cost	22.0	16.7	16.2
Interest cost	46.1	38.9	33.8
Plan participants’ contributions	0.7	0.6	0.5
Actuarial loss/(gain)	50.3	(12.4)	(35.5)
Benefits paid	(52.9)	(40.7)	(40.2)
(Gain)/loss due to exchange rate movements	(50.5)	133.8	7.2
Plan amendments	–	2.8	(2.0)
Net (disposals)/acquisitions	(0.9)	44.3	0.3
Reclassifications	5.5	3.6	1.1
Settlements and curtailments	(3.3)	(6.1)	(0.8)
Benefit obligation at end of year	836.1	819.1	637.6

The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the plan assets for each accounting period:

	2009 £m	2008 £m	2007 £m
Change in plan assets
Fair value of plan assets at beginning of year	550.4	504.0	470.4
Expected return on plan assets	28.7	31.3	28.1
Actuarial gain/(loss) on plan assets	44.0	(93.7)	(6.0)
Employer contributions	47.7	44.2	47.0
Plan participants’ contributions	0.7	0.6	0.5
Benefits paid	(52.9)	(40.7)	(40.2)
(Loss)/gain due to exchange rate movements	(28.3)	79.0	4.2
Net (disposals)/acquisitions	(0.9)	29.4	–
Reclassifications	0.9	1.8	–
Settlements	(2.2)	(5.5)	–
Fair value of plan assets at end of year	588.1	550.4	504.0

Actual return on plan assets	72.7	(62.4)	22.1

(f) History of experience gains and losses
	2009 £m	2008 £m	2007 £m
Gain/(loss) on pension scheme assets relative to expected return:
Amount	44.0	(93.7)	(6.0)
Percentage of scheme assets	7.5%	17.0%	1.2%
Experience (loss)/gain arising on the scheme liabilities:
Amount	(7.6)	4.4	0.1
Percentage of the present value of the scheme liabilities	0.9%	0.5%	0.0%
Total (loss)/gain recognised in OCI:
Amount	(7.2)	(82.2)	30.0
Percentage of the present value of the scheme liabilities	0.9%	(10.0)%	4.7%

The experience gains on pension scheme assets and scheme liabilities were £9.3 million and £3.5 million in 2006 and £22.4 million and £3.6 million in 2005, respectively.

Notes to the consolidated financial statements (continued)

24. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.8% of the Group’s gross indebtedness at 31 December 2009 (at $1,640 million, £1,350 million and €1,274 million) and 97.3% of the Group’s average gross debt during the course of 2009 (at $2,673 million, £1,611 million and €1,191 million).

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

Including the effect of interest rate and cross-currency swaps, 70.7% of the year-end US dollar net debt is at fixed rates averaging 6.54% for an average period of 56 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 95 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 75 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2009 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

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

24. Risk management policies Foreign currency risk (continued)

At 31 December 2009, the Group has access to £4.9 billion of committed funding and bank facilities with maturity dates spread over the years 2010 to 2020 as illustrated below:

	£m	2010 £m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017+ £m
£ bonds £200m
(6.375% ‘20)	200.0								200.0
£ bonds £400m
(6.0% ‘17)	400.0								400.0
Eurobonds €750m
(6.625% ‘16)	665.5							665.5
Eurobonds €500m
(5.25% ‘15)	443.7						443.7
£450m convertible bonds
(5.75% ‘14)	450.0					450.0
US bonds $650m
(5.875% ‘14)	402.5					402.5
US bonds $600m
(8.0% ‘14)	371.6					371.6
Eurobonds €600m
(4.375% ‘13)	532.4				532.4
Bank revolver
$1,600m	990.8			990.8
TNS acquisition revolver £400m	400.0	200.0	200.0
TNS private placements $55m	34.1			18.6		15.5
Total committed funding available	4,890.6	200.0	200.0	1,009.4	532.4	1,239.6	443.7	665.5	600.0
Drawn down funding at 31 December 2009	3,556.0	–	–	74.8	532.4	1,239.6	443.7	665.5	600.0
Undrawn committed credit funding	1,334.6
Drawn down funding at 31 December 2009	3,556.0
Net cash at 31 December 2009	(946.0)
Other adjustments	30.4
Net debt at 31 December 2009	2,640.4

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury activities

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

Financings completed in the year included the issue of £450 million 5.75% bonds due May 2014 convertible into ordinary shares of the Company and $600 million of 8% bonds due September 2014. These new bonds re-financed the £650 million term facility and drawings under the £600 million amortising Revolving Credit Facility both of which were arranged to assist in the financing of the acquisition of TNS in 2008.

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

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

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2009.

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

	2009 £m	2008 £m
US dollar	87.9	183.8
Euro	76.3	96.3

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2009 would decrease profit before tax by approximately £2.4 million (2008: £13.2 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2009, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £3.1 million (2008: £14.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £79.6 million (2008: £25.8 million) assets included in trade and other receivables and £82.7 million (2008: £40.0 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges amounts of £111.1 million (2008: £293.3 million) for net investment hedges and £60.5 million (2008: £235.9 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £3.3 million (2008: gain of £2.7 million, 2007: charge of £7.0 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £53.9 million gain on hedging instruments and a £50.6 million loss on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £309.4 million (2008: £965.8 million). The Group estimates the fair value of these contracts is £4.6 million (2008: £1.7 million).

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

A contract with a nominal value of $45 million has fixed interest receipts averaging 6.28% until on average July 2013 and has floating rate payments averaging LIBOR plus 0.59%.

The fair value of interest rate swaps entered into at 31 December 2009 is estimated to be a net asset of approximately £103.0 million (2008: £78.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £103.2 million (2008: £124.7 million) assets included in trade and other receivables and £0.2 million (2008: £46.5 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £11.7 million (2008: charge of £13.0 million, 2007: charge of £0.1 million) which is included in the revaluation of financial instruments for the year. This charge resulted from a £22.1 million loss on hedging instruments and a £33.8 million gain on hedged items.

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amor- tised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2009
Other investments	–	–	–	294.6	–	294.6
Cash and short-term deposits	–	–	1,666.7	–	–	1,666.7
Bank overdrafts and loans	–	–	–	–	(720.7)	(720.7)
Bonds and bank loans	–	–	–	–	(3,586.4)	(3,586.4)
Trade and other receivables: amounts falling due within one year	–	–	6,011.3	–	–	6,011.3
Trade and other receivables: amounts falling due after more than one year	–	–	71.6	–	–	71.6
Trade and other payables: amounts falling due within one year	–	–	–	–	(6,482.6)	(6,482.6)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(29.2)	(29.2)
Derivative assets	182.8	5.3	–	–	–	188.1
Derivative liabilities	(82.9)	(0.7)	–	–	–	(83.6)
Liabilities in respect of put options	–	(168.2)	–	–	–	(168.2)
	99.9	(163.6)	7,749.6	294.6	(10,818.9)	(2,838.4)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amor- tised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2008
Other investments	–	–	–	310.9	–	310.9
Cash and short-term deposits	–	–	2,572.5	–	–	2,572.5
Bank overdrafts and loans	–	–	–	–	(1,640.8)	(1,640.8)
Bonds and bank loans	–	–	–	–	(3,999.3)	(3,999.3)
Trade and other receivables: amounts falling due within one year	–	–	6,605.8	–	–	6,605.8
Trade and other receivables: amounts falling due after more than one year	–	–	68.3	–	–	68.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,171.1)	(7,171.1)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(16.7)	(16.7)
Derivative assets	150.5	–	–	–	–	150.5
Derivative liabilities	(86.5)	–	–	–	–	(86.5)
Liabilities in respect of put options	–	(122.1)	–	–	–	(122.1)
	64.0	(122.1)	9,246.6	310.9	(12,827.9)	(3,328.5)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2009
Derivatives in designated hedge relationships
Derivative assets	–	182.8	–	182.8
Derivative liabilities	–	(82.9)	–	(82.9)
Held for trading
Derivative assets	–	5.3	–	5.3
Derivative liabilities	–	(0.7)	–	(0.7)
Liabilities in respect of put options	–	–	(168.2)	(168.2)
Available for sale
Other investments	18.4	–	276.2	294.6
	18.4	104.5	108.0	230.9

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2009	(122.1)	292.8	170.7
Gains/(losses) recognised in the income statement	15.3	(11.1)	4.2
Losses recognised in other comprehensive income	–	(15.1)	(15.1)
Exchange differences	2.5	(26.0)	(23.5)
Additions	(78.3)	53.7	(24.6)
Disposals	–	(18.1)	(18.1)
Settlements	14.4	–	14.4
31 December 2009	(168.2)	276.2	108.0

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cashflow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
1 January 2008 – WPP 2008 Limited (formerly WPP Group plc)	1,750,000,000	175.0
31 December 2008 – WPP plc (formerly Project Air Limited)	1,750,000,000	175.0
31 December 2009 – WPP plc (formerly Project Air Limited)	1,750,000,000	175.0

Issued and fully paid
1 January 2008	1,191,491,263	119.2
Exercise of share options	2,103,054	0.2
Acquisitions	77,879,143	7.8
Share cancellations	(18,820,814)	(1.9)
19 November 2008 – shares in WPP 2008 Limited (formerly WPP Group plc) of 10p each	1,252,652,646	125.3

On formation of WPP plc
Group reconstruction – shares in WPP 2008 Limited (formerly WPP Group plc) exchanged for shares in WPP plc of 10p each	1,252,652,646	125.3
Exercise of share options	49,827	0.0
Acquisitions	2,640,790	0.2
31 December 2008	1,255,343,263	125.5
Exercise of share options	1,148,051	0.1
31 December 2009	1,256,491,314	125.6

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

On 19 November 2008 as part of the scheme of arrangement noted above, a further 1,252,652,646 ordinary shares were issued at a price of 340.75 pence each, whereby WPP plc became the new holding company of the WPP Group.

On 24 November 2008 the entire balance standing to the credit of the share premium account was transferred to retained earnings as sanctioned by The Royal Court of Jersey. As a result £4,143.1 million was added to retained earnings for both WPP plc and the Group. For the Company this amount is distributable.

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans, details of which are disclosed in Item 6.B.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the E SOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2009 was 24,941,529 (2008: 33,167,446), and £152.0 million (2008: £133.5 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2009 was 2,435,288 (2008: nil) and £14.8 million (2008: £nil million) respectively.

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2009, unexercised options over ordinary shares of 8,957,974 and unexercised options over ADRs of 2,918,784 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012 - 2018
21,197	3.763	2006 - 2013
72,551	4.210	2005 - 2012
906,872	4.210	2005 - 2012
15,329	4.210	2006 - 2012
30,658	4.210	2005 - 2013
3,832	4.210	2005 - 2012
32,385	4.210	2005 - 2012
3,065	4.210	2005 - 2012
3,832	4.210	2005 - 2012
77,552	4.438	2005 - 2012
6,759	4.438	2005 - 2012
41,170	4.615	2006 - 2013
51,247	4.615	2007 - 2013
38,022	4.865	2004 - 2011
674,431	4.865	2004 - 2011
10,519	4.865	2005 - 2011
2,000,000	5.490	2007 - 2014
27,288	5.520	2008 - 2014
155,562	5.535	2007 - 2014
916,167	5.535	2007 - 2014
675,059	5.535	2007 - 2014
21,929	5.535	2008 - 2014
6,124	5.535	2007 - 2015
24,390	5.535	2007 - 2014
2,469	5.535	2007 - 2014
227,947	5.535	2007 - 2014
189,644	5.595	2006 - 2013
1,334,633	5.595	2006 - 2013
17,194	5.595	2006 - 2014
23,775	5.595	2007 - 2013
7,987	5.595	2006 - 2013
24,680	5.595	2006 - 2013
277,848	5.595	2006 - 2013
2,902	5.725	2007 - 2014
4,838	5.725	2007 - 2014
11,423	5.775	2009 - 2015
14,826	5.818	2008 - 2015
2,964	5.818	2008 - 2015
6,705	5.895	2008 - 2015
6,705	5.895	2008 - 2015
2,235	5.895	2008 - 2015
10,907	5.895	2008 - 2015
4,268	5.903	2011 - 2018
6,402	5.903	2011 - 2018
4,268	5.903	2011 - 2018
11,396	6.105	2008 - 2015

26. Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,914	6.105	2008 - 2015
7,876	6.228	2011 - 2017
2,140	6.718	2009 - 2016
8,560	6.718	2009 - 2016
23,480	6.718	2009 - 2016
69,369	6.718	2009 - 2016
19,566	6.718	2011 - 2016
2,062	6.938	2009 - 2016
45,153	7.180	2005 - 2012
26,367	7.550	2005 - 2012
21,879	7.550	2005 - 2012
34,921	7.550	2005 - 2012
214,432	7.550	2005 - 2012
3,741	7.550	2006 - 2012
12,696	7.723	2010 - 2017
19,836	8.110	2004 - 2011
32,934	8.110	2004 - 2011
4,929	8.193	2004 - 2011
14,446	8.193	2004 - 2011
253,102	9.010	2003 - 2010
6,314	9.010	2004 - 2010
78,162	9.010	2003 - 2010
18,540	10.770	2003 - 2010
8,404	10.770	2003 - 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012 - 2019
2,825	30.080	2006 - 2013
2,692	30.080	2006 - 2013
1,644	30.410	2011 - 2018
441,626	33.200	2005 - 2012
4,517	33.200	2005 - 2012
2,881	34.702	2005 - 2012
271,166	35.380	2004 - 2011
785,606	47.410	2006 - 2013
27,520	47.410	2006 - 2013
34,472	47.410	2006 - 2013
1,548	48.450	2007 - 2014
13,513	50.670	2008 - 2015
197	50.670	2008 - 2015
818,468	50.800	2007 - 2014
196	50.800	2007 - 2014
12,398	50.800	2007 - 2014
2,952	50.800	2007 - 2014
35,818	50.800	2007 - 2014
30,060	51.220	2007 - 2014
14,280	53.030	2005 - 2012
12,099	54.050	2005 - 2012
104,431	54.050	2005 - 2012
458	54.570	2008 - 2015
4,581	54.570	2008 - 2015
6,550	55.740	2008 - 2015
898	55.740	2008 - 2015
898	55.740	2008 - 2015

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
2,691	57.020	2008 - 2015
14,925	57.020	2008 - 2015
6,976	57.338	2003 - 2010
13,693	58.238	2004 - 2011
856	58.460	2009 - 2016
14,113	58.460	2009 - 2016
856	58.460	2009 - 2016
8,460	58.886	2004 - 2011
844	59.170	2011 - 2018
1,267	59.170	2011 - 2018
28,535	62.110	2003 - 2010
2,415	62.110	2005 - 2010
796	62.810	2010 - 2017
163,911	63.263	2003 - 2010
312	63.900	2009 - 2016
1,641	63.900	2009 - 2016
2,007	74.720	2010 - 2017
4,936	75.940	2010 - 2017
11,412	84.485	2003 - 2010

WPP Worldwide Share Ownership Program

As at 31 December 2009, unexercised options over ordinary shares of 7,988,371 and unexercised options over ADRs of 1,120,999 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
167,350	3.903	2006 - 2013
2,400	3.903	2006 - 2013
3,600	3.903	2007 - 2013
7,725	4.210	2005 - 2012
1,250	4.210	2005 - 2013
46,830	4.819	2011 - 2018
750	5.210	2004 - 2011
296,775	5.435	2007 - 2014
1,788,700	5.483	2012 - 2019
61,875	5.483	2012 - 2016
15,649	5.483	2012 - 2020
18,250	5.483	2013 - 2019
315,256	5.483	2013 - 2019
159,125	5.608	2012 - 2019
60,625	5.608	2012 - 2019
6,375	5.775	2008 - 2015
30,600	5.913	2011 - 2018
117,472	5.917	2011 - 2018
2,625	5.990	2004 - 2011
1,275,833	6.028	2011 - 2018
713,875	6.195	2008 - 2015
6,972	6.668	2008 - 2017
87,581	6.740	2009 - 2016
807,207	6.938	2009 - 2016
30,033	7.005	2010 - 2017
325,350	7.180	2005 - 2012
6,375	7.180	2006 - 2012
93,280	7.478	2011 - 2017
974,258	7.718	2010 - 2017
315,900	7.790	2003 - 2010
248,475	7.960	2004 - 2011

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
33,490	30.800	2006 - 2013
344,292	44.560	2012 - 2019
43,545	49.880	2007 - 2014
25,305	53.030	2005 - 2012
24,720	56.480	2004 - 2011
233,006	59.500	2011 - 2018
101,325	59.520	2008 - 2015
138,084	60.690	2009 - 2016
177,232	75.760	2010 - 2017

Young & Rubicam Inc 1997 Incentive Compensation Plan

As at 31 December 2009, unexercised options over ordinary shares of 133,811 and unexercised options over ADRs of 145,773 have been granted under the Young & Rubicam Inc 1997 Incentive Compensation Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
133,811	7.0523	2000 - 2010

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
11,481	48.2036	2000 - 2010
121,014	51.0479	2000 - 2010
6,263	60.4790	2000 - 2010
2,923	63.7725	2000 - 2010
1,587	72.6048	2000 - 2010
2,505	84.7305	2000 - 2010

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2009, unexercised options over ordinary shares of 56,468 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
24,306	4.920	2001 - 2011
12,153	5.580	2001 - 2011
20,009	6.000	2001 - 2010

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2009, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 67,717 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007 - 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,414	19.5400	2005 - 2010
7,089	28.2100	2006 - 2013
1,827	28.3000	2007 - 2012
4,545	29.4100	2005 - 2011
7,046	30.2700	2008 - 2011
3,632	30.8300	2007 - 2012
6,371	31.4200	2005 - 2012
17,396	31.7500	2008 - 2011
6,264	31.9400	2007 - 2011
10,133	36.1100	2008 - 2010

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2009, unexercised options over ADRs of 123,241 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.3400	2007 - 2013
715	15.8800	2007 - 2014
427	17.1500	2007 - 2014
30	19.3700	2007 - 2015
151	19.4400	2007 - 2015
69	20.0100	2007 - 2015
187	20.0700	2007 - 2015
69	20.3300	2007 - 2015
46	20.7700	2007 - 2014
12	20.8400	2007 - 2014
90	20.9600	2007 - 2015
20	21.6000	2007 - 2014
66	22.4900	2007 - 2015
66	22.8700	2007 - 2015
79	23.1800	2007 - 2015
78	23.4400	2007 - 2015
19	23.8200	2007 - 2014
6	23.9500	2007 - 2014
327	24.2000	2007 - 2014
146	24.3300	2007 - 2014
50	25.1500	2007 - 2015
177	25.4100	2007 - 2014
315	25.9200	2007 - 2015
316	26.1100	2007 - 2015
98	26.8700	2007 - 2015
787	27.1200	2007 - 2015
27,437	27.5000	2007 - 2015
74	28.5200	2007 - 2014
148	28.7700	2007 - 2015
170	34.6200	2007 - 2015
102	34.9300	2007 - 2015
82	35.0600	2007 - 2015
92	37.8500	2007 - 2015
89	38.8700	2007 - 2015
77,754	40.6500	2007 - 2016
110	41.4700	2007 - 2015
343	44.7100	2007 - 2015
424	45.2900	2007 - 2016
314	45.4100	2007 - 2016
118	46.0500	2007 - 2016
69	46.6200	2007 - 2016
345	48.3300	2007 - 2016
472	48.5900	2007 - 2016
157	49.5400	2007 - 2016
115	49.6000	2007 - 2016
314	49.6700	2007 - 2016
89	50.4900	2007 - 2016
157	50.6800	2007 - 2016
236	50.7500	2008 - 2017
472	51.3800	2008 - 2017
156	52.5900	2008 - 2017

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
99	52.9100	2007 - 2016
92	53.1000	2006 - 2017
70	53.4100	2007 - 2016
157	53.4800	2008 - 2017
78	53.6700	2008 - 2017
591	53.7900	2007 - 2016
314	54.1100	2007 - 2016
944	54.2400	2007 - 2016
758	54.5600	2007 - 2016
419	55.2600	2007 - 2016
74	55.6400	2007 - 2016
59	55.7600	2007 - 2016
105	55.8900	2007 - 2016
157	56.2700	2007 - 2016
78	56.3400	2007 - 2016
574	56.7200	2007 - 2016
138	56.9100	2007 - 2016
78	57.4800	2008 - 2017
157	58.1100	2007 - 2016
549	58.9400	2007 - 2017
393	60.0200	2007 - 2016
78	61.2300	2008 - 2017
324	61.9200	2007 - 2016
471	62.0500	2007 - 2016
786	62.9400	2008 - 2017
157	63.3200	2008 - 2017
708	63.8900	2008 - 2017
112	64.2700	2007 - 2016
54	64.6500	2007 - 2016
78	64.9700	2007 - 2016
78	65.5400	2007 - 2016
49	66.4300	2007 - 2016
112	67.5800	2007 - 2016
157	70.5000	2008 - 2017

Taylor Nelson Sofres plc

2005 Long Term Incentive Plan

As at 31 December 2009, unexercised options over ordinary shares of 74,410 have been granted under the Taylor Nelson Sofres plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
11,582	–	2011
29,849	–	2012
32,979	–	2013

2008 New Share Plan

As at 31 December 2009, unexercised options over ordinary shares of 28,649 have been granted under the Taylor Nelson Sofres plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,649	–	2012

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

2005 Key Employee Equity Plan

As at 31 December 2009, unexercised options over ordinary shares of 4,519 have been granted under the Taylor Nelson Sofres plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
245	–	2011
4,274	–	2012

1999 Worldwide Employee Sharesave Plan

As at 31 December 2009, unexercised options over ordinary shares of 1,549,446 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
44,039	1.2700	2010
837,174	1.7300	2013 - 2015
282,043	1.9500	2011 - 2012
28,626	2.2900	2009 - 2011
89,080	2.5600	2009 - 2012
153,955	2.6500	2012 - 2014
22,822	2.9900	2010 - 2011
91,707	3.0000	2011 - 2013

The aggregate status of the WPP Share Option Schemes during 2009 was as follows:

Movements on options granted (represented in ordinary shares)

	Outstanding					Exercisable
	1 January 2009 number	Granted number	Exercised number	Lapsed number	31 December 2009 number
WPP	27,777,551	19,220	(601,400)	(3,643,477)	23,551,894	23,407,933
WWOP	11,213,314	4,258,925	(27,150)	(1,851,723)	13,593,366	4,832,930
Y&R	2,337,074	–	–	(1,474,398)	862,676	862,676
Tempus	56,468	–	–	–	56,468	56,468
Grey	542,995	–	(135,475)	(14,570)	392,950	335,110
24/7	820,340	–	(158,035)	(46,100)	616,205	524,845
TNS	1,951,773	–	(227,131)	(67,618)	1,657,024	117,706
	44,699,515	4,278,145	(1,149,191)	(7,097,886)	40,730,583	30,137,668

Weighted-average exercise price for options over:

	1 January 2009	Granted	Exercised	Lapsed	Outstanding 31 December 2009	Exercisable 31 December 2009
Ordinary shares (£)
WPP	5.543	n/a	4.452	5.680	5.566	5.562
WWOP	6.632	5.494	3.920	6.438	6.306	6.620
Y&R	6.673	n/a	n/a	6.257	7.052	7.052
Tempus	5.445	n/a	n/a	n/a	5.445	5.445
Grey	3.499	n/a	n/a	n/a	3.499	3.499
TNS	1.931	n/a	2.323	2.109	1.870	2.494
ADRs ($)
WPP	46.948	26.010	33.241	45.184	46.939	46.894
WWOP	61.202	44.560	30.800	60.342	56.187	55.538
Y&R	50.485	n/a	n/a	49.570	52.298	52.298
Grey	28.289	n/a	21.746	27.290	30.949	30.450
24/7	38.409	n/a	36.852	41.475	38.578	37.841

26. Authorised and issued share capital (continued)

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 10.770	5.559	63

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 84.731	49.003	56

As at 31 December 2009 there was £5.8 million (2008: £5.5 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2008: 17 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2009	2008	2007
Fair value of UK options (shares)	115.5p	129.5p	188.3p
Fair value of US options (ADRs)	$8.95	$8.36	$17.85
Weighted average assumptions:
UK Risk-free interest rate	2.27%	3.93%	5.26%
US Risk-free interest rate	1.85%	2.25%	4.53%
Expected life (months)	48	48	48
Expected volatility	30%	25%	25%
Dividend yield	2.5%	1.75%	1.5%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2009 was £4.72 (2008: £5.12, 2007: £7.09) and the weighted average ADR price for the same period was $37.23 (2008: $48.26, 2007: $71.04).

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

Notes to the consolidated financial statements (continued)

27. Other reserves

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Capital redemption reserve £m	Translation reserve £m	Total other reserves £m
1 January 2008	(129.9)	138.6	9.5	(133.1)	(114.9)
Reclassification due to Group reconstruction	–	–	(11.4)	–	(11.4)
Share cancellations	–	–	1.9	–	1.9
Exchange adjustments on foreign currency net investments	–	–	–	1,379.2	1,379.2
Loss on revaluation of available for sale investments	–	(51.3)	–	–	(51.3)
Recognition and remeasurement of financial instruments	(17.8)	–	–	–	(17.8)
Share purchases – close period commitments[1]	64.8	–	–	–	64.8
31 December 2008	(82.9)	87.3	–	1,246.1	1,250.5
Exchange adjustments on foreign currency net investments	–	–	–	(142.2)	(142.2)
Loss on revaluation of available for sale investments	–	(13.5)	–	–	(13.5)
Recognition and remeasurement of financial instruments	(36.4)	–	–	–	(36.4)
Equity component of convertible bonds (net of deferred tax)	34.7	–	–	–	34.7
31 December 2009	(84.6)	73.8	–	1,103.9	1,093.1

Note

[1]

During 2007, the Company entered into an arrangement with its broker to conduct share buy-backs on the Company’s behalf in the close period commencing on 2 January 2008 and ending on 28 February 2008, in accordance with UK listing rules. Under IAS 39, the commitment resulting from this agreement constituted a financial liability at 31 December 2007 which was recognised at fair value at that date. During 2008 this liability was settled and a corresponding movement in equity was recognised.

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3.

28. Acquisitions (continued)

Acquisitions in 2009

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	–	6.6	6.6
Property, plant and equipment	2.6	–	2.6
Current assets	17.0	–	17.0
Total assets	19.6	6.6	26.2
Current liabilities	(11.8)	(0.1)	(11.9)
Trade and other payables due after one year	(1.2)	–	(1.2)
Deferred tax liabilities	–	(2.8)	(2.8)
Provisions	(0.1)	–	(0.1)
Total liabilities	(13.1)	(2.9)	(16.0)
Net assets	6.5	3.7	10.2
Minority interest			(2.4)
Goodwill			13.1
Consideration			20.9
Consideration satisfied by:
Cash			15.4
Payments due to vendors			4.6
Capitalised acquisition costs			0.9

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2009 and the date the financial statements have been authorised for issue.

Notes to the consolidated financial statements (continued)

28. Acquisitions (continued)

Acquisitions in 2008

Acquisition of Taylor Nelson Sofres plc

On 29 October 2008 the Group completed its acquisition of the issued share capital of Taylor Nelson Sofres plc (TNS). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments have been determined provisionally at the corresponding balance sheet date.

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

28. Acquisitions (continued)

Other acquisitions

The Group acquired a number of other subsidiaries during 2008. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments of certain acquisitions have been determined provisionally at the corresponding balance sheet date.

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

Notes to the consolidated financial statements (continued)

28. Acquisitions (continued)

Acquisitions in 2007

Acquisition of 24/7 Real Media, Inc

On 2 July 2007 the Company finalised its acquisition of 100% of the issued share capital of 24/7 Real Media, Inc (“24/7”). The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments have been determined provisionally at the corresponding balance sheet date.

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

28. Acquisitions (continued)

Other acquisitions

The Group acquired a number of other subsidiaries during 2007. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments of certain acquisitions have been determined provisionally at the corresponding balance sheet date.

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

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
Taylor Nelson Sofres	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

In the year ended 31 December 2009, the Group paid costs of £nil million

(2008: £nil million, 2007: £0.5 million) in connection with an action for the misuse of private information and an action for libel, in which Sir Martin Sorrell was a claimant. These costs were authorised by the Board as an integral part of the broader legal actions to protect the commercial interests of the Group. The total amount incurred of £0.8 million was disclosed in the 2006 Annual Report and has not increased.

Notes to the consolidated financial statements (continued)

31. Reconciliation of profit before interest and taxation to headline PBIT:

	2009 £m	2008 £m	2007 £m
Profit before interest and taxation	818.7	922.0	846.1
Gains on disposal of investments	(31.1)	(3.4)	(3.4)
Goodwill impairment	44.3	84.1	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	1.5	1.7
Amortisation and impairment of acquired intangible assets	172.6	78.4	40.3
Share of exceptional losses/(gains) of associates	1.6	0.5	(0.8)
Investment write-downs	11.1	30.5	–
Cost of changes to corporate structure	–	4.6	–
Headline PBIT	1,017.2	1,118.2	928.0
Headline PBIT margin (as percent of revenue)	11.7%	15.0%	15.0%

32. Condensed consolidating financial information

WPP Finance (UK) is the issuer of $650 million of 5.875% bonds due June 2014 previously registered under the Securities Act of 1933. A Form 15 giving notice of termination of registration was filed with the SEC in relation to this security on 2 August 2006. In addition, during June 2009 WPP Finance (UK) issued $600 million of 8% bonds due September 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as subsidiary guarantors.

At the year ended 31 December 2007, the $650 million bonds were guaranteed by WPP Group plc (then parent company of the Group), WPP 2005 Limited and Young & Rubicam Brands US Holdings. On 19 November 2008 WPP Group plc completed a reorganisation of its corporate structure (“the reorganisation”) and WPP plc became the new parent company of the Group. WPP Group plc was renamed WPP 2008 Limited and became a wholly owned subsidiary of WPP plc. Following the reorganisation and at the year ended 31 December 2008 the $650 million bonds were guaranteed by WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings and another company formed as part of the reorganisation, WPP Air UK, in accordance with the terms of the indenture of the bonds. On 22 April 2009, bondholders gave their consent to modify the indenture and WPP plc became the parent guarantor of the bonds and WPP Air 1 Limited replaced WPP Air UK as a subsidiary guarantor.

The issuer and guarantors of the bonds are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information containing financial information for WPP Finance (UK) and the guarantors is presented beginning on page F-44.

Regarding the $650 million bonds the condensed consolidating financial information has been presented using the 22 April 2009 guarantor structure for 2009 and 2008. This presentation does not have a significant impact on the columns presented in the condensed consolidating financial information for the period ended 31 December 2007 except that WPP Group plc is now called WPP 2008 Limited and is a subsidiary guarantor rather than a parent guarantor.

Although the $600 million bonds do not have the identical subsidiary guarantor structure as the $650 million bonds, the exclusion of the financial information of Young & Rubicam Brands US Holdings has no financial impact on the columns presented in the condensed consolidating financial information for the periods ending 31 December 2009, 2008 and 2007 as it is an indirect wholly owned subsidiary of WPP Air 1 Limited with no operations or cash flows of its own and its sole assets are its interests in certain operating subsidiaries.

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

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information

For the year ended 31 December 2009, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	8,684.3	—	8,684.3
Direct costs	—	—	—	(703.6)	—	(703.6)
Gross profit	—	—	—	7,980.7	—	7,980.7
Operating costs	(5.0)	(100.4)	—	(7,113.6)	—	(7,219.0)
Operating profit/(loss)	(5.0)	(100.4)	—	867.1	—	761.7
Share of results of subsidiaries	465.5	733.6	—	—	(1,199.1)	—
Share of results of associates	—	—	—	57.0	—	57.0
Profit before interest and taxation	460.5	633.2	—	924.1	(1,199.1)	818.7
Finance income	—	165.8	14.6	(30.0)	—	150.4
Finance costs	(22.8)	(340.3)	(42.5)	50.2	—	(355.4)
Revaluation of financial instruments	—	6.0	—	42.9	—	48.9
Profit/(loss) before taxation	437.7	464.7	(27.9)	987.2	(1,199.1)	662.6
Taxation	—	0.8	—	(156.5)	—	(155.7)
Profit/(loss) for the year	437.7	465.5	(27.9)	830.7	(1,199.1)	506.9
Attributable to:
Equity holders of the parent	437.7	465.5	(27.9)	761.5	(1,199.1)	437.7
Minority interests	—	—	—	69.2	—	69.2
Profit/(loss) for the year	437.7	465.5	(27.9)	830.7	(1,199.1)	506.9
For the year ended 31 December 2008, £m
	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,476.9	—	7,476.9
Direct costs	—	—	—	(467.5)	—	(467.5)
Gross profit	—	—	—	7,009.4	—	7,009.4
Operating costs	(0.3)	(96.7)	1.5	(6,037.9)	—	(6,133.4)
Operating profit/(loss)	(0.3)	(96.7)	1.5	971.5	—	876.0
Share of results of subsidiaries	439.4	758.4	—	—	(1,197.8)	—
Share of results of associates	—	—	—	46.0	—	46.0
Profit before interest and taxation	439.1	661.7	1.5	1,017.5	(1,197.8)	922.0
Finance income	—	92.5	10.4	66.7	—	169.6
Finance costs	—	(304.1)	(21.7)	6.4	—	(319.4)
Revaluation of financial instruments	—	(11.3)	—	(14.1)	—	(25.4)
Profit/(loss) before taxation	439.1	438.8	(9.8)	1,076.5	(1,197.8)	746.8
Taxation	—	0.6	—	(233.5)	—	(232.9)
Profit/(loss) for the year	439.1	439.4	(9.8)	843.0	(1,197.8)	513.9
Attributable to:
Equity holders of the parent	439.1	439.4	(9.8)	768.2	(1,197.8)	439.1
Minority interests	—	—	—	74.8	—	74.8
Profit/(loss) for the year	439.1	439.4	(9.8)	843.0	(1,197.8)	513.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2007, £m
	WPP Group plc	Subsidiary Guarantors[2]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Revenue	—	—	—	6,185.9	—	6,185.9
Direct costs	—	—	—	(335.5)	—	(335.5)
Gross profit	—	—	—	5,850.4	—	5,850.4
Operating costs	5.9	(58.5)	(4.6)	(4,988.5)	—	(5,045.7)
Operating profit/(loss)	5.9	(58.5)	(4.6)	861.9	—	804.7
Share of results of subsidiaries	504.3	696.6	—	—	(1,200.9)	—
Share of results of associates	—	—	—	41.4	—	41.4
Profit/(loss) before interest and taxation	510.2	638.1	(4.6)	903.3	(1,200.9)	846.1
Finance income	53.0	54.3	17.2	14.9	—	139.4
Finance costs	(97.3)	(186.8)	(20.0)	54.0	—	(250.1)
Revaluation of financial instruments	—	(1.3)	—	(14.7)	—	(16.0)
Profit/(loss) before taxation	465.9	504.3	(7.4)	957.5	(1,200.9)	719.4
Taxation	—	—	—	(204.3)	—	(204.3)
Profit/(loss) for the year	465.9	504.3	(7.4)	753.2	(1,200.9)	515.1
Attributable to:
Equity holders of the parent	465.9	504.3	(7.4)	704.0	(1,200.9)	465.9
Minority interests	—	—	—	49.2	—	49.2
Profit/(loss) for the year	465.9	504.3	(7.4)	753.2	(1,200.9)	515.1

Note

[2]	Includes: WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2009, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance(UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(455.2)	(223.6)	(28.5)	1,526.2	(0.1)	818.8
Investing activities
Acquisitions and disposals	—	—	—	(144.8)	—	(144.8)
Purchases of property, plant and equipment	—	(2.1)	—	(220.8)	—	(222.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(30.4)	—	(30.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.2	—	9.2
Net cash outflow from investing activities	—	(2.1)	—	(386.8)	—	(388.9)
Financing activities
Share option proceeds	—	—	—	4.1	—	4.1
Share repurchases and buybacks	(9.5)	—	—	—	—	(9.5)
Net (decrease)/increase in borrowings	450.0	(1,050.7)	370.7	(196.3)	—	(426.3)
Financing and share issue costs	(19.0)	—	—	0.2	—	(18.8)
Capital contribution (paid)/received	—	(111.7)	—	111.7	—	—
Equity dividends paid	(22.3)	(55.9)	—	(111.7)	0.1	(189.8)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(63.0)	—	(63.0)
Net cash (outflow)/inflow from financing activities	399.2	(1,218.3)	370.7	(255.0)	0.1	(703.3)
Net (decrease)/increase in cash and cash equivalents	(56.0)	(1,444.0)	342.2	884.4	—	(273.4)
Translation differences	0.1	(207.8)	(41.4)	150.4	—	(98.7)
Cash and cash equivalents at beginning of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1
Cash and cash equivalents at end of year	(56.1)	(2,245.0)	726.7	2,520.4	—	946.0

For the year ended 31 December 2008, £m	WPP plc	Subsidiary Guarantors[1]	WPP Finance(UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(0.3)	522.5	(11.9)	413.5	(1.1)	922.7
Investing activities
Acquisitions and disposals	—	(1.3)	—	(1,047.8)	—	(1,049.1)
Purchases of property, plant and equipment	—	(2.1)	—	(194.7)	—	(196.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(23.8)	—	(23.8)
Proceeds on disposal of property, plant and equipment	—	—	—	11.5	—	11.5
Net cash outflow from investing activities	—	(3.4)	—	(1,254.8)	—	(1,258.2)
Financing activities
Share option proceeds	—	10.6	—	—	—	10.6
Share repurchases and buybacks	—	(105.3)	—	—	—	(105.3)
Net increase/(decrease) in borrowings	—	1,236.3	—	(425.9)	—	810.4
Financing and share issue costs	0.1	(15.0)	—	(4.5)	—	(19.4)
Capital contribution (paid)/received	—	—	—	—	—	—
Equity dividends paid	—	(162.9)	—	—	1.1	(161.8)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(63.5)	—	(63.5)
Net cash inflow/(outflow) from financing activities	0.1	963.7	—	(493.9)	1.1	471.0
Net increase/(decrease) in cash and cash equivalents	(0.2)	1,482.8	(11.9)	(1,335.2)	—	135.5
Translation differences	—	307.0	116.0	(302.7)	—	120.3
Cash and cash equivalents at beginning of year	—	(2,383.0)	321.8	3,123.5	—	1,062.3
Cash and cash equivalents at end of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2007, £m

	WPP Group plc	Subsidiary Guarantors[2]	WPP Finance(UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP Group plc
Net cash inflow/(outflow) from operating activities	345.8	278.1	(7.4)	275.6	(0.8)	891.3
Investing activities
Acquisitions and disposals	—	—	—	(674.8)	—	(674.8)
Purchases of property, plant and equipment	—	(3.5)	—	(147.6)	—	(151.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(19.7)	—	(19.7)
Proceeds on disposal of property, plant and equipment	—	—	—	8.3	—	8.3
Net cash outflow from investing activities	—	(3.5)	—	(833.8)	—	(837.3)
Financing activities
Share option proceeds	—	34.8	—	—	—	34.8
Share repurchases and buybacks	(415.4)	—	—	—	—	(415.4)
Net increase/(decrease) in borrowings	400.0	(450.0)	0.5	548.4	—	498.9
Financing and share issue costs	(5.0)	—	—	(3.3)	—	(8.3)
Capital contribution (paid)/received	—	—	—	—	—	—
Equity dividends paid	(139.7)	—	—	—	0.8	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings	—	—	—	(38.9)	—	(38.9)
Net cash (outflow)/inflow from financing activities	(160.1)	(415.2)	0.5	506.2	0.8	(67.8)
Net (decrease)/increase in cash and cash equivalents	185.7	(140.6)	(6.9)	(52.0)	—	(13.8)
Translation differences	22.8	—	(4.0)	100.4	—	119.2
Cash and cash equivalents at beginning of year	(764.4)	(1,686.5)	332.7	3,075.1	—	956.9
Cash and cash equivalents at end of year	(555.9)	(1,827.1)	321.8	3,123.5	—	1,062.3

Note

[2]	Includes: WPP 2005 Limited and Young & Rubicam Brands US Holdings.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information

At 31 December 2009, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	8,697.5	—	8,697.5
Other	—	—	—	2,000.7	—	2,000.7
Property, plant and equipment	—	2.5	—	678.0	—	680.5
Investment in subsidiaries	5,905.2	11,659.7	—	—	(17,564.9)	—
Interests in associates	—	—	—	729.3	—	729.3
Other investments	—	—	—	294.6	—	294.6
Deferred tax assets	—	—	—	67.5	—	67.5
Trade and other receivables	—	115.3	—	170.8	—	286.1
	5,905.2	11,777.5	—	12,638.4	(17,564.9)	12,756.2
Current assets
Inventory and work in progress	—	—	—	306.7	—	306.7
Corporate income tax recoverable	—	—	—	73.0	—	73.0
Trade and other receivables	0.9	48.1	9.6	7,490.3	—	7,548.9
Cash and short-term deposits	1.7	1,296.8	727.8	3,182.2	(3,541.8)	1,666.7
	2.6	1,344.9	737.4	11,052.2	(3,541.8)	9,595.3
Current Liabilities
Trade and other payables	(4.5)	(85.8)	(9.7)	(9,674.0)	—	(9,774.0)
Corporate income tax payable	—	—	—	(71.6)	—	(71.6)
Bank overdrafts and loans	(57.8)	(3,541.8)	(1.1)	(661.8)	3,541.8	(720.7)
	(62.3)	(3,627.6)	(10.8)	(10,407.4)	3,541.8	(10,566.3)
Net current (liabilities)/assets	(59.7)	(2,282.7)	726.6	644.8	—	(971.0)
Total assets less current liabilities	5,845.5	9,494.8	726.6	13,283.2	(17,564.9)	11,785.2
Non-current liabilities
Bonds and bank loans	(402.3)	(1,624.2)	(766.6)	(793.3)	—	(3,586.4)
Trade and other payables	—	(109.5)	—	(313.8)	—	(423.3)
Corporate income tax liability	—	—	—	(485.5)	—	(485.5)
Deferred tax liabilities	—	—	—	(809.6)	—	(809.6)
Provisions for post-employment benefits	—	—	—	(251.8)	—	(251.8)
Provisions for liabilities and charges	—	—	—	(152.9)	—	(152.9)
	(402.3)	(1,733.7)	(766.6)	(2,806.9)	—	(5,709.5)
Net intercompany receivable/(payable)	450.8	(1,855.9)	—	1,405.1	—	—
Net assets/(liabilities)	5,894.0	5,905.2	(40.0)	11,881.4	(17,564.9)	6,075.7
Attributable to:
Minority interests	—	—	—	181.7	—	181.7
Equity share owners’ funds	5,894.0	5,905.2	(40.0)	11,699.7	(17,564.9)	5,894.0
Total equity	5,894.0	5,905.2	(40.0)	11,881.4	(17,564.9)	6,075.7

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

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

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP DAS Ltd

We have audited the accompanying balance sheets of WPP DAS Ltd (the “Trust”) at 31 December 2009 and 2008 and the related cash flow statements and statements of changes in equity for the year ended 31 December 2009 and the period from 9 July 2008 through 31 December 2008. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing any opinion on the Trust’s internal control over financial reporting. Accordingly, we express no such separate opinion. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of WPP DAS Ltd as at 31 December 2009 and 2008, and its cash flows for the year ended 31 December 2009 and the period from 9 July 2008 through 31 December 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

5 May 2010

Cash flow statement

For the year ended 31 December 2009 and the period from 9 July 2008 to 31 December 2008

	Notes	2009 £m	2008 £m
Net cash inflow from operating activities		–	–
Investing activities		–	–
Financing activities		–	–
Issue of ordinary shares	3	111.7	–
Dividends Paid	4	(111.7)	–
Net cash inflow from financing activities		–	–
Net increase in cash and cash equivalents		–	–
Cash and cash equivalents at beginning of year		–	–
Cash and cash equivalents at end of year		–	–

Note

The accompanying notes form an integral part of this cash flow statement.

Balance sheet

At 31 December 2009, 2008

	Notes	2009 £m	2008 £m
Assets		–	–
Liabilities		–	–
Net assets		–	–
Equity		–	–

Note

The accompanying notes form an integral part of this balance sheet.

Statement of changes in equity

For the year ended 31 December 2009 and the period from 9 July 2008 to

31 December 2008

	Notes	Share capital £m	Distributable Reserve £m	Total £m
Issue of ordinary shares		–	–	–
Capital reduction		–	–	–
Dividends		–	–	–
At 31 December 2008		–	–	–
Issue of ordinary shares	3	167.6	–	167.6
Capital reduction	3	(167.6)	167.6	–
Dividends	4	–	(167.6)	(167.6)
At 31 December 2009		–	–	–

Note

The accompanying notes form an integral part of this statement of changes in equity.

Notes to the financial statements

1. The dividend access trust

WPP DAS Limited (the “Trust”) was established on 9 July 2008 by WPP plc (“WPP”). The Trust is governed by the applicable laws of England and Wales and is a resident for tax purposes in the United Kingdom, WPP is a resident for tax purposes in the Republic of Ireland.

WPP DAS Limited was formed as part of WPP’s Dividend Access Plan, which was primarily designed to ensure that WPP share owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no Irish tax is required to be withheld from the payment of dividends to share owners.

To ensure compliance with UK trust law rules, the period during which the dividend access trust may continue is restricted. However, the dividend access trust under current law is able to continue for 80 years. Share owners will not have any interest in the dividend access share and will not have any rights against the Trust as the issuer of the dividend access share. The only assets held in trust for the benefit of share owners will be dividends paid to the trustee in respect of the dividend access share.

2. Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) as they apply to the financial statements of the Trust for the year ended 31 December 2009.

The financial statements were approved by the Board of Directors and authorised for issue on 5 May 2010.

Income statement and statement of comprehensive income

An income statement and a statement of comprehensive income are not presented with these financial statements because the Trust did not receive income, incur expense or recognize any gain or loss during the period under review.

The directors received no remuneration during the period for services to the Trust. The Trust had no other employees during the period. All operating expenses, including the auditors’ remuneration of £1,000, were borne by WPP 2005 Limited.

Functional currency

The functional currency of the Trust is pounds sterling.

Taxation

The Trust is not required to withhold at source any amount in respect of UK tax from dividend payments it makes under the Dividend Access Plan regardless of who the recipient of the payments is.

3. Share capital and distributable reserve

In July 2008 the Trust issued 1 ordinary share with a nominal value of £1, in April 2009 the Trust issued 1 non-voting dividend access share with a nominal value of £1.

On 30 June 2009 the Trust issued 111,691,009 ordinary shares of £1 each to another Group company and on the same date a capital reduction was performed. On 30 October 2009 the Trust issued a further 55,865,345 ordinary shares of £1 each and on the same date a capital reduction was performed. As a result of this transaction the Trust remained with called-up share capital of 1 ordinary share of £1 and 1 dividend access share of £1.

4. Dividends

	2009 £m	2008 £m
2008 second interim dividend of 10.28p per ordinary share	111.7	–
2009 first interim dividend of 5.19p per ordinary share[1]	55.9	–
	167.6	–

[1]	This dividend was settled in cash by another Group company on behalf of the Trust.

Exhibit Index

Exhibit No.	Exhibit Title
2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $600,000,000 of 8% Senior Notes due 2014.

2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £450,000,000 of 5.75% Guaranteed Bonds due 2014.

2.21	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $30 million of 6.22% promissory notes due July 10, 2012, and $25 million of 6.34% promissory notes due July 10, 2014.

4.42	Leadership Equity Acquisition Plan III.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm.