Form 20-F
period 2010-12-31
WPP plc
filed 2011-04-29
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2010

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

Ordinary Shares of 10p each

(Title of Class)

American Depositary Shares, each representing five Ordinary Shares (ADSs)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2010, the number of outstanding ordinary shares was 1,264,391,221 which includes at such date ordinary shares represented by 10,766,211 ADSs.

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

YES  ☐    NO  ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company (as defined below) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D., captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc (WPP) and its subsidiaries and affiliates comprise one of the largest communications services businesses in the world. At 31 December 2010, the Group had approximately 104,000 employees. Including all employees of associated companies, this figure was approximately 146,000. For the year ended 31 December 2010, the Group had revenue of approximately £9,331 million and operating profit of approximately £973 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall mean WPP and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for the three years ended 31 December 2010 and the selected balance sheet data at 31 December 2010 and 2009 are derived from the Consolidated Financial Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for all periods.

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2010		2009		2008		2007		2006
	£m		£m		£m		£m		£m
Revenue	9,331.0		8,684.3		7,476.9		6,185.9		5,907.8
Operating profit	973.0		761.7		876.0		804.7		741.6
Profit for the year	661.0		506.9		513.9		515.1		482.6
Profit attributable to equity holders of the parent	586.0		437.7		439.1		465.9		435.8
Earnings per ordinary share:
Basic	47.5	p	35.9	p	38.4	p	39.6	p	36.3	p
Diluted	45.9	p	35.3	p	37.6	p	38.0	p	35.2	p
Earnings per ADS[1]:
Basic	237.5	p	179.5	p	192.0	p	198.0	p	181.5	p
Diluted	229.5	p	176.5	p	188.0	p	190.0	p	176.0	p
Dividends per ordinary share	16.25	p	15.47	p	14.32	p	11.93	p	9.94	p
Dividends per ADS (US dollars)[2]	126.7	c	135.9	c	139.5	c	113.3	c	90.9	c

[1]    Basic and diluted earnings per American Depositary Share (ADS) have been calculated using the same method as earnings per share, multiplied by a factor of five.

[2]    These figures have been translated for convenience purposes only, using the average rate for the year shown in the exchange rate table on page 4. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Total assets	24,345.1	22,351.5	24,463.3	17,252.0	14,695.9
Net assets	6,647.9	6,075.7	5,959.8	4,094.8	3,918.4
Called-up share capital	126.4	125.6	125.5	119.2	124.1
Number of shares (in millions)	1,264.4	1,256.5	1,255.3	1,191.5	1,240.6

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

The table below sets forth the amounts of interim, second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form. The dividends are also shown translated into US cents per ADS using the average Bloomberg Closing Mid Point rate for pounds sterling, as shown on page 4, for each year presented.

	Pence per ordinary share			US cents per ADS
Year ended 31 December:	First Interim	Second Interim[1]	Total	First Interim	Second Interim[1]	Total
2006	3.60	7.61	11.21	33.18	70.13	103.31
2007	4.32	9.13	13.45	43.24	91.39	134.63
2008	5.19	10.28	15.47	48.07	95.21	143.28
2009	5.19	10.28	15.47	40.66	80.53	121.19
2010	5.97	11.82	17.79	46.15	91.37	137.52

[1]    Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2010.

The 2010 first interim dividend was paid on 8 November 2010 to share owners on the register at 8 October 2010. The 2010 second interim dividend is expected to be paid on 4 July 2011 to share owners on the register at 3 June 2011.

Exchange rates

Fluctuations in the exchange rate between the pound sterling and the US dollar will affect the dollar equivalent of the pound sterling prices of the Company’s ordinary shares on The London Stock Exchange Limited (The London Stock Exchange) and, as a result, are likely to affect the market price of the ADSs in the United States. US dollar amounts paid to holders of ADSs also depend on the sterling/US dollar exchange rate at the time of payment.

The following table sets forth for each of the most recent six months, the high and low Bloomberg Closing Mid Point rates. As of 18 April 2011, the Bloomberg Closing Mid Point rate was 1.6247.

Month ended	High	Low
31 October 2010	1.6020	1.5685
30 November 2010	1.6257	1.5556
31 December 2010	1.5884	1.5371
31 January 2011	1.6033	1.5495
28 February 2011	1.6250	1.6006
31 March 2011	1.6381	1.5986

The annual average of the Bloomberg Closing Mid Point rate for pounds sterling expressed in US dollars for each of the five years ended 31 December was:

Year ended 31 December	Average
2006	1.8432
2007	2.0019
2008	1.8524
2009	1.5667
2010	1.5461

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

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for almost 18% of revenues in the year ended 31 December 2010. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
Corporate Responsibility
The social and environmental impact of our work for clients.	The operating companies across 107 countries may not always consider the social and environmental impact of their work.
Damage to WPP’s reputation from undertaking controversial client work.	The operating companies may undertake controversial client accounts and may not always consider the impact on the Group.
Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Our work may not always comply with all laws and industry codes governing marketing material.
Compliance with privacy and data protection regulations.	Increased regulation unless the operating companies meet best practice standards, contribute to the debate on privacy, increase transparency for consumers on how their data are obtained and used.
Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Failing to meet standards on diversity and gender would impact the perception of the Group and quality of work.
Climate change, including the emissions from energy used in our offices and during business travel.	Negative cost and reputational impact if the Group failed to meet target to reduce per head carbon intensity to 1.2 tonnes by 2020 (from 3.3 tonnes in 2006).
Economic
The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cash flow.
Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.

Risk	Potential Impact
Financial (continued)
Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.	If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities could be increased.
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

Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group’s financial condition could be adversely affected.
Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group’s financial condition.
Operational
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.
People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.
Regulatory/Legal
The Group may be subject to regulations affecting its activities.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group’s reported results.
The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.
The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.	The Group may be exposed to liabilities in the event of breaches of anti-corruption legislation.
Civil liabilities or judgements against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S, courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather, JWT, Y&R, Grey, Bates 141 and the United Network, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare and Maxus. Our other segments are Consumer Insight, where our operations are conducted through Kantar; Public Relations & Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide; and Branding & Identity, Healthcare and Specialist Communications, where our operations are conducted by B to D Group, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy CommonHealth Worldwide, G2, OgilvyAction, 24/7 Real Media Inc and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (NASDAQ). At 14 April 2011 the Company had a market capitalisation of £9,159 million.

The Company’s executive office is located at 6 Ely Place, Dublin 2, Ireland, Tel: 011-353-1-669-0333 and its registered office is located at 22 Grenville Street, St Helier, Jersey, JE4 8PX.

A. History and Development of the Company

WPP plc was incorporated in Jersey on 12 September 2008.

On 19 November 2008, under a scheme of arrangement between WPP 2008 Limited (formerly WPP Group plc), (Old WPP), the former holding company of the Group, and its share owners under Part 26 of the Companies Act 2006, and as sanctioned by the High Court, all the issued shares in that company were cancelled and the same number of new shares were issued to WPP plc in consideration for the allotment to share owners of one ordinary share in WPP plc for each ordinary share in WPP 2008 Limited held on the record date, 18 November 2008. Citibank, N.A., depositary for the ADSs representing Old WPP ordinary shares, cancelled Old WPP ADSs held in book-entry uncertificated form in the direct registration system maintained by it and issued ADSs representing ordinary shares of the Company in book entry uncertificated form in the direct registration system maintained by it to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive Company ADSs upon surrender of the Old WPP ADRs to the Depositary. Each Old WPP ADS represented five ordinary shares of Old WPP and each Company ADS represents five ordinary shares of the Company.

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

Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), WPP plc succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act.

Old WPP became the holding company of the WPP Group on or about 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited (formerly WPP Group plc) was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam Inc. (Young & Rubicam or Young & Rubicam Brands, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, Inc. (Grey) in 2005, 24/7 Real Media Inc (TFSM) in 2007 and Taylor Nelson Sofres plc (TNS) in 2008.

The Company spent £295.9 million (excluding cash and cash equivalents acquired), £196.6 million and £1,054.0 million for acquisitions and investments in 2010, 2009 and 2008, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £217.5 million, £253.3 million and £220.6 million, respectively, and cash spent on share repurchases and cancellations was £46.4 million, £9.5 million and £112.2 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from almost 2,400 offices in 107 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 40% of the Company’s reported revenues in 2010 were from Advertising and Media Investment Management, with the remaining 60% of its revenues being derived from the business segments of Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2010	% of Total in 2010	2009[1]	% of Total in 2009	2008[1]	% of Total in 2008
	(£m)		(£m)		(£m)
Advertising and Media Investment Management	3,733.3	40.0	3,420.5	39.3	3,380.2	45.2
Consumer Insight	2,430.2	26.0	2,297.1	26.5	1,301.8	17.4
Public Relations & Public Affairs	844.5	9.1	795.7	9.2	752.3	10.1
Branding & Identity, Healthcare and Specialist Communications	2,323.0	24.9	2,171.0	25.0	2,042.6	27.3
Total	9,331.0	100.0	8,684.3	100.0	7,476.9	100.0
[1]

2009 and 2008 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management.

The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2010	% of Total in 2010	2009	% of Total in 2009	2008	% of Total in 2008
	(£m)		(£m)		(£m)
North America[1]	3,299.8	35.3	3,010.0	34.7	2,603.2	34.8
United Kingdom	1,087.6	11.7	1,029.0	11.8	954.2	12.8
Western Continental Europe[2]	2,325.3	24.9	2,327.8	26.8	1,879.1	25.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,618.3	28.1	2,317.5	26.7	2,040.4	27.3
Total	9,331.0	100.0	8,684.3	100.0	7,476.9	100.0
[1]	North America includes the US with revenues of £3,097.9 million (2009: £2,835.8 million, 2008: £2,444.7 million).
[2]	Western Continental Europe includes Ireland with revenues of £37.4 million (2009: £43.4 million, 2008: £41.3 million).

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

The Company’s principal advertising agencies include Ogilvy & Mather, JWT, Y&R, Grey, United Network and Bates 141. The Company also owns interests in Asatsu-DK (24.3%); CHI & Partners Limited (49.9%); GIIR, Inc (22.7%) and The Jupiter Drawing Room & Partners (49.0%).

Ogilvy & Mather is a full-service multinational advertising agency. Ogilvy & Mather was formed in 1948 and is headquartered in New York. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship®, a business platform that enables Ogilvy & Mather to integrate its growing range of disciplines which includes OgilvyAction, Ogilvy’s brand activation company, Ogilvy Public Relations Worldwide (OPR), Ogilvy CommonHealth Worldwide and Neo@Ogilvy.

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

Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey has offices in approximately 96 countries.

United Network. In 2005, WPP’s Red Cell network was split in two parts, with several of the former Red Cell offices forming the United Network. United Network now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber United, Seattle; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

Bates 141 is an Asia-dedicated advertising and brand activation network.

Media Investment Management

GroupM is WPP’s global media investment management operation, serving as the parent company to agencies including MediaCom, MEC, Mindshare and Maxus. With its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as trading, content creation, sports, digital, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s core and talent resources.

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

Maxus is a global communications consultancy, spanning across 60 offices in 50 countries, which helps marketers build interactive relationships between consumers and their brands.

tenthavenue, launched in March 2011, integrates some of the Group’s key specialist media offerings in online, mobile, experiential and out of home (OOH) communications in a single company. tenthavenue’s focus is on delivering tailored audiences and outcomes across multi-channels and devices, reaching specific audiences as they go about their daily lives. It incorporates lifestyle and environments agency Kinetic Worldwide; custom communication and in-flight publisher Spafax; performance marketing specialist Quisma; and mobile marketing agency Joule.

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

In addition, following the acquisition of TNS four dedicated vertical sector operating units were established using the Kantar name:

•	Kantar Media through the coming together of Kantar Media Intelligence, Kantar Audience Measurement, TGI Global and Kantar Media US;

•	Kantar Health through the coming together of TNS Healthcare, Ziment Group and Mattson Jack Group;

•	Kantar Retail through the coming together of Glendinning, Cannondale Associates, Management Ventures, Retail Forward and Red Dot Square; and

•

Kantar Worldpanel a grouping of former TNS Worldpanel companies which will include links with IMRB International, a leading market research business in India and Lightspeed Research which provides online consumer panel access for tracking and ad hoc studies.

Millward Brown (MB) is one of the world’s leading companies in advertising research, including pre-testing, tracking and sales modeling, and offers a full range of services to help clients market their brands more effectively.

The Futures Company is a global trends and futures research and consultancy business.

Public Relations & Public Affairs

Public Relations & Public Affairs companies advise clients who are seeking to communicate with consumers, governments and/or the business and financial communities. Public Relations & Public Affairs activities include national and international corporate, financial and marketing communications, crisis management, reputation management, public affairs and government lobbying. The Company’s global networks in this area included Burson-Marsteller, Hill & Knowlton, Ogilvy Public Relations Worldwide and Cohn & Wolfe.

Burson-Marsteller (B-M), founded in 1953 and now part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. The B-M network includes the businesses of Marsteller, a full service multimedia agency, and public affairs companies, Quinn Gillespie, Dewey Square Group and Penn, Schoen & Berland.

Hill & Knowlton (H&K), founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services including corporate and financial public relations, marketing communications, internal communication, change management, crisis communications and public affairs counseling. The Hill & Knowlton network also includes the businesses of Blanc & Otus, H&K’s stand-alone technology company, and Wexler & Walker Public Policy Associates. In 2011, H&K merged with another of WPP’s public affairs companies, Public Strategies Inc. The combined entity trades under the H&K name.

Ogilvy Public Relations Worldwide is part of the Ogilvy & Mather worldwide network. OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide.

Cohn & Wolfe (C&W), a Young & Rubicam Brands company, is an international public relations agency established in 1970. It offers marketing-related public relations for its clients and provides its clients with business results and marketing communications solutions. In 2008 C&W merged with Grey Group’s public relations network, GCI.

Branding & Identity, Healthcare and Specialist Communications

The Company’s activities in this business area include branding and identity; healthcare communications; direct, digital, promotion & relationship marketing; and specialist communications including custom media, demographic and sector marketing, sports marketing, and media and film production services.

Branding & Identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands company), The Brand Union, VBAT, Addison Corporate Marketing, Lambie-Nairn, The Partners, FITCH and PeclersParis. The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

BDGMcColl. BDGMcColl, Edinburgh-based architects and interior designers, specialise in the design of commercial buildings and interiors.

BDGworkfutures. BDGworkfutures is an international design consultancy focusing on strategy and design for working environments, working with corporate clients and within the Government sector.

Healthcare Communications

The Company has extensive expertise in healthcare communications, including the global networks of GCI Health, Sudler & Hennessey (a Young & Rubicam Brands company), Ogilvy CommonHealth Worldwide (part of the Ogilvy & Mather network) and ghg (part of Grey Group).

Direct, Digital, Promotion & Relationship Marketing

The Company has a number of operating businesses in this category, including:

•	EWA, which specialises in data and relationship management services;

•

G2, part of Grey Group, which unifies all of the specialised marketing communications services into a global network providing services in branding and design, data consulting, direct communications, interactive marketing, and promotion, trade and shopper marketing;

•	Headcount Worldwide Field Marketing, which offers field marketing and brand development services, supported by strong customer relationship skills;

•

KBM Group, a Young & Rubicam Brands company, which provides information-based marketing solutions to businesses in targeted high-growth industries. KBM’s capabilities include data warehousing, data mining, information services and data analysis;

•	Mando Brand Assurance, which is a UK-based global promotional risk management company, underwriting marketing activity for major international brands;

•

OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, which is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques;

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, which specialises in digital and interactive services;

•

Wunderman, part of Young & Rubicam Brands, which is an integrated marketing solutions company that delivers customer relationship management services to its clients. Since 2005, Wunderman has acquired several digital companies, including Aqua Online, AGENDA, Blast Radius, ZAAZ, Actis Systems, Kassius and Designkitchen, to enhance its offer to clients; and

•

OgilvyAction, part of the Ogilvy & Mather Worldwide network, which is a global marketing services network whose offers include shopper & trade marketing, experiential marketing, digital, retail design and sports & entertainment sponsorship.

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

Real estate marketing

•

Pace is one of the largest specialists in the real estate communications market in the US, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

Sports marketing

•

OgilvyAction Sports & Entertainment Marketing is an international sports and entertainment marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European football matches and the sponsorship consultancy of blue-chip clients across various sports.

•	PRISM Group is an international sports marketing network, working with blue-chip clients in sponsorship consultancy, sponsorship marketing, content PR and brand experiences.

Media & production services

•	Metro provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

•	WPP has a minority stake in MRC, a leading independent studio in television, film and digital.

WPP Digital

WPP Digital provides access for WPP companies and their clients to a portfolio of digital talent and expertise, platforms and partnerships. WPP Digital comprises full-service interactive agencies, including Possible Worldwide (through the merger of Schematic, BLUE, Bridge Worldwide and Quasar in February 2011), Blue State Digital, production services company Deliver; and technology-led digital marketing company 24/7 Real Media Inc. In addition, WPP Digital holds minority investments in businesses providing creative services, analytics, mobile marketing, in-game advertising, video and social networking services.

Manufacturing

The original business of the Group remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

WPP Head Office

WPP and its offices in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and Sao Paulo develop the professional and financial strategy of the Group, promote operating efficiencies, coordinate cross referrals of clients among the Group companies and monitor the financial performance of its operating companies. The principal activity of the Group continues to be the provision of communications and marketing services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways.

•

First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

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

The parent company operates with a limited group of approximately 350 people.

WPP Strategy

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most successful provider of communications services to multinational and local companies, not just the largest.

The Group has three strategic priorities.

•

First, our immediate priority is to continue to emerge from the financial crisis of 2008 a stronger company. Our 2010 results are an encouraging sign that we will or even have. Compared with the last downturn, our people are stronger: they are better resourced, motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured.

•

Second, in the medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively. At TNS the integration has gone well and the focus has to now be on revenue growth, capturing greater market share.

•

Our third priority, in the long-term or over the next five to 10 years, is to: increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 27% to 35-40%; increase the share of revenues of new media from 29% to 35-40%; and maintain the share of more measurable marketing services—such as Consumer Insight and direct, digital and interactive—at 50% of revenues.

Corporate Responsibility

We focus our efforts on the issues we have identified as being most material (relevant and significant) to WPP. We consider five corporate responsibility issues to be of significance to WPP.

•	The social and environmental impact of our work for clients.

•	The impact of our work, including marketing ethics, compliance with marketing standards, protection of personal, consumer and corporate data and increasing transparency about our marketing practices.

•

Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. In 2010, WPP invested £48.9 million (2009: £39.9 million) in training and wellbeing across the Group.

•

Social investment, including pro bono work, donations to charity and employee volunteering. In 2010, our total social investment was worth £14.3 million (2009: £14.9 million), equivalent to 1.7% of reported profit before tax. This includes £9.3 million in pro bono work (based on the fees the benefiting organisations would have paid for our work) and an estimated £5 million in donations. In addition, WPP media agencies negotiated free media space worth £20.2 million on behalf of pro bono clients.

•	Climate change, including the emissions from energy used in our offices and during business travel.

Clients

The Group services 336 of the Fortune Global 500, 29 of the Dow Jones 30, 61 of the NASDAQ 100, 35 of the Fortune e-50 and 708 national or multinational clients are served in three or more disciplines. More than 460 clients are served in four disciplines and these clients account for over 57% of Group revenues. The Group also works with over 340 clients across six or more countries. The Company’s 10 largest clients in 2010, measured by revenues, were, British American Tobacco p.l.c., Dell Inc., Ford Motor Company, GlaxoSmithkline plc, Johnson & Johnson, Kraft Foods, Inc., Microsoft

Corporation, Nestlé S.A., The Procter & Gamble Company and Unilever PLC. Together, these clients accounted for approximately 18% of the Company’s revenues in 2010. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2010. The Group’s companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Acquisitions & Investments

During 2010, acquisitions and increased equity stakes were focused on Advertising and Media Investment Management in Canada, the UK, France, Germany, Poland, Israel, Brazil, Colombia, Hong Kong, India and South Korea; on Consumer Insight in Poland, Hungary, Cyprus, Chile and Guatemala; on Public Relations & Public Affairs in the UK, Germany, Poland and Turkey; on direct, digital and interactive in the US, the UK, Germany, Brazil, China and Singapore; and on Healthcare Communications in the US, the UK and the Czech Republic. Total initial cash consideration spent on these acquisitions and investments, less cash and cash equivalents acquired, was £120.5 million in 2010.

Government Regulation

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the Company operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise limit the scope of the activities of the Company and its clients. Some of the foregoing relate to privacy and data protection and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates out of almost 2,400 offices in 107 countries including associates. For a list of the Company’s principal subsidiary undertakings and their jurisdictions of incorporation see note 29 to the Consolidated Financial Statements.

The Company organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare & Specialist Communications (including direct, digital, promotion and relationship marketing). A listing of the Group brands operating within these business segments as at April 2011 is set forth below.

Advertising

ADK[1]

Bates 141

BrandBuzz[4]

CHI & Partners[1]

Dentsu Y&R1, 2, 4

Grey

HS Ad1

JWT

Ogilvy & Mather

Santo

Scangroup[1]

Soho Square

Tapsa

TAXI

Team Detroit

The Jupiter Drawing Room & Partners[1]

United Network

Y&R4

Media Investment Management

GroupM:

Maxus

MediaCom

MEC

Mindshare

Outrider

Catalyst

Other media agencies:

KR Media[1]

tenthavenue:

Kinetic Worldwide

Quisma

Spafax

Consumer Insight

Kantar:

Added Value

Center Partners

IMRB International

Kantar Health

Kantar Japan

Kantar Media

Kantar Operations

Kantar Retail

Kantar Worldpanel

Lightspeed Research

Millward Brown

Consumer Insight (continued)

The Futures Company

TNS

Other marketing consultancies:

Everystone[7]

ohal

Public Relations & Public Affairs

Blanc & Otus[8]

Buchanan Communications

Burston-Marsteller[4]

Chime Communications PLC[1]

Clarion Communications

Cohn & Wolfe[4]

Dewey Square Group

Finsbury

Hill & Knowlton

Ogilvy Government Relations

Ogilvy Public Relations Worldwide

The PBN Company[1]

Penn Schoen Berland[4]

Prime Policy Group

Public Strategies[8]

Quinn Gillespie

Robinson Lerer & Montgomery[4]

Wexler & Walker Public Policy Associates[8]

Branding & Identity

Addison Corporate Marketing[6]

BDGMcColl

BDGworkfutures

Coley Porter Bell

Dovetail

FITCH[6]

Lambie-Nairn[6]

Landor Associates[4,6]

PeclersParis[6]

The Brand Union[6]

The Partners[6]

VBAT[6]

Healthcare Communications

Feinstein Kean Healthcare[9]

GCI Health

ghg

Ogilvy CommonHealth Worldwide

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

KBM Group[5]

Mando Brand Assurance

Maxx Marketing

OgilvyAction

OgilvyOne Worldwide

OgilvyAction Sports & Entertainment Marketing

OOT[2]

RTCM[4]

Smollan Group[1]

Studiocom[4]

These Days[5]

Vice Media[3]

VML[4]

Wunderman[4]

ZAAZ[5]

Specialist Communications

Corporate/B2B

    Ogilvy Primary Contact

Custom media

    Forward

Demographic marketing

    The Bravo Group[4]

    Kang & Lee[4]

    MosaicaMD

    UniWorld[1]

    WING[4]

Employer branding/recruitment

    JWT Inside

Event/face-to-face marketing

    MJM

    Metro

Foodservice marketing

    The Food Group

Specialist Communications (continued)

Sports marketing

    PRISM Group

Entertainment marketing

    Alliance

Youth marketing

    The Geppetto Group

Real estate marketing

    Pace

Technology marketing

    Banner Corporation[4]

Media & production services

    The Farm Group

    Hogarth Worldwide[2]

    Imagina[3]

    MRC[3]

    The Weinstein Company[3]

WPP Digital

24/7 Real Media

Blue State Digital

Deliver

Fabric Worldwide[3]

iconmobile[1]

Johannes Leonardo[3]

Possible Worldwide

Syzygy[1]

The Media Innovation Group

True Worldwide[3]

WPP Digital Partner Companies

Ace Metrix[3]

Buddy Media[3]

eCommera[3]

HDT Holdings Technology[3]

In Game Ad Interactive[3]

Invidi[3]

Jumptap[3]

LiveWorld[3]

Moment Systems[3]

Proclivity Systems[3]

Say Media[3]

Visible Technologies[1]

Visible World[3]

WildTangent[3]

Yield Software[3]

WPP Knowledge Communities

The Store

Notes

[1]    Associate

[2]    Joint venture

[3]    Investment

[4]    A Young & Rubicam Brands company

[5]    Part of the Wunderman network

[6]    A member of B to D Group

[7]    A Brand Union company

[8]    A Hill & Knowlton company

[9]    An Ogilvy company

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States owned properties include the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue in New York, New York and the 152,000 square foot TNS property located near Toledo, Ohio. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	554,800
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Maxus, Mediacom	358,000
200 Fifth Avenue, New York, NY	Grey Global Group, Cohn & Wolfe	343,000
500/550 Town Center Drive, Dearborn, MI	Team Detroit, JWT, Ogilvy & Mather, Y&R Advertising, PRISM, Burrows, ZAAZ	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	265,800

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. As of 31 December 2010, the fixed asset value (cost less depreciation) representing land, freehold buildings and lease-hold buildings as reflected in the Company’s consolidated financial statements was approximately £418.8 million.

In 2010 we were able to reduce our property portfolio by almost 4% to 22.8 million sq ft as a result of shedding excess space created by the integration of the custom business of TNS with Research International and, sadly, as a result of the severance program that saw our staff numbers decline by over 12% in 2009.

The combination of revenue growth and reduction in portfolio enabled us to reduce the establishment cost-to-revenue ratio from 8.0% in 2009 to 7.0% in 2010, equal to our medium term goal. Average square foot per head fell slightly to 229 sq ft from 230 sq ft in 2009, although our target is to achieve 220 sq ft in 2011.

Our key property task is to maintain the 7% establishment cost-to-revenue ratio as we continue to grow the business, by focusing on the key metrics of space per head and cost per square foot on all our lease renewals.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2010, under non-cancelable operating leases of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into US dollars at a budget, or “constant”, foreign exchange rate).

Certain Non GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include headline profit before interest and taxation (PBIT), headline PBIT margin (headline PBIT as a percent of revenues), constant currency, billings, free cash flow, and net and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure in the operating results overview below and on pages 21 and 28 to 30. In reviewing year on year revenue growth management also uses the measure of like-for-like revenue as discussed on page 21.

See Item 11 of this report for Quantitative and Qualitative Disclosures about Market Risk.

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reporting segments:

•	Advertising and Media Investment Management;

•	Consumer Insight;

•	Public Relations & Public Affairs; and

•	Branding & Identity, Healthcare and Specialist Communications.

In 2010, 40% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 60% of its revenues being derived from the remaining three segments.

The following objectives represent the Group’s key performance indicators.

1.	First, to continue to raise operating margins to the levels of the best-performing competition. We achieved headline PBIT margin of 15% for two consecutive years, in 2007 and 2008. We continue to believe a headline PBIT margin of 18.3% is a tough, but realistic objective. BBDO, Dentsu and McCann have achieved this in the past, although the pressure became too great in some instances. Reported PBIT margin in 2010, 2008 and 2007 was 11.0%, 12.3% and 13.7%, respectively.

Management uses headline PBIT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies, and it is useful in connection with discussion with the investment community. A reconciliation of this measure to profit before interest and taxation is provided in note 31 of the Consolidated Financial Statements of the Company, which appear elsewhere in this Form 20-F.

2.	Second, to continue to increase flexibility in the cost structure. Great strides have been made in recent years. In 2010, variable staff costs made up 7.8% of revenues, the highest ratio for 10 years. This compares with 6.6% in 2008 and 5.7% in 2009, and illustrates the value of this flexibility in protecting margins in the event of an economic downturn.

3.	Third, to improve total share owner return by maximising the return on investment on the Company’s substantial free cash flow across the alternative uses of funds: capital expenditure; mergers and acquisitions; and dividends or share buy-backs.

4.	Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development.

5.	Fifth, to continue to place greater emphasis on revenue growth through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	Sixth, to improve still further the quality of our creative output by stepping up our training and development programs, by recruiting the finest external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next and also on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods. The following table reconciles revenue growth for 2010 and 2009 to like-for-like revenue growth for the same periods.

	£m
2008 Revenue	7,477
Impact of exchange rate changes	837	11.2%
Changes in scope of consolidation	976	13.0%
Like-for-like decline	(606)	(8.1%)
2009 Revenue	8,684	16.1%
Impact of exchange rate changes	159	1.8%
Changes in scope of consolidation	26	0.3%
Like-for-like growth	462	5.3%
2010 Revenue	9,331	7.4%

Our reported revenue growth for the year of 7.4% reflected the comparative weakness of sterling against most currencies, other than the euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up 5.6%.

On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, reflecting sequential quarterly improvement throughout the year. Revenue grew by 8.5% in the final quarter, the fastest rate of like-for-like quarterly growth since the fourth quarter of 2000. The month of December saw the first monthly double-digit growth rate since January 2001.

Throughout 2010 we have seen continued sequential improvement in our like-for-like quarterly revenue growth, with the final two quarters of the year at 7.5% and 8.5% respectively. This followed zero like-for-like growth in the first quarter and 4.7% in quarter two. This significant turnaround was directionally in line with our earlier forecasts (we anticipated like-for-like growth in the second quarter of 2010 as early as the third quarter trading update of 2009), but was considerably more violent than anticipated. In 2009, our budgets were optimistic anticipating like-for-like growth of -2%. In fact we came in at -8%. In 2010, on the other hand, we proved too pessimistic, budgeting like-for-like growth of zero and coming in at over 5%.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by segment and geographical area for each of the three years ended 31 December 2010 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the tables below gives details of revenue growth by region and business segment on a reported, constant currency, and like-for-like basis.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2010	2009	2010	2009	2010	2009
North America	9.6	15.6	7.7	(0.7)	7.6	(8.1)
United Kingdom	5.7	7.8	5.7	7.8	5.9	(6.0)
Western Continental Europe[1]	(0.1)	23.9	2.7	12.8	1.9	(10.2)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	13.0	13.6	5.6	4.3	5.6	(6.8)
Total Group	7.4	16.1	5.6	4.9	5.3	(8.1)
[1] Western Continental Europe Includes Ireland.

Geographically, revenue growth continued to strengthen in the final quarter, particularly in the UK, Central and Eastern Europe, the Middle East, Latin America, Africa and Australia, with the US and Asia (excluding Australia and New Zealand) maintaining the strong growth seen in the third quarter. Western Continental Europe remained difficult, with growth in the final quarter of just over 3%, with France, Spain, Greece, Ireland and Belgium still under pressure. The US continued the strong growth seen in the third quarter, up 9.8%. The UK showed its strongest growth of the year at 9.7%. Latin America was up 6.5% in the fourth quarter in constant currency, but on a like-for-like basis was up almost 15%, reflecting the disposal of a call centre business in Argentina in September. Asia, excluding Australia and New Zealand, grew at 13.6%, which was the same as the third quarter. Mainland China and India continued their strong growth with revenue up over 18% and almost 15% respectively in the final quarter. Other major markets in Asia also showed strong growth, including South Korea, Singapore, Indonesia and more surprisingly Japan, driven by Ogilvy, GroupM and Kantar. Markets outside North America now account for 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue Growth %+/(-)
	2010	2009	2010	2009	2010	2009
Advertising and Media Investment Management	9.1	0.9	7.0	(8.6)	7.1	(8.5)
Consumer Insight	5.8	76.5	4.4	62.9	3.9	(9.5)
Public Relations & Public Affairs	6.1	5.8	4.3	(6.5)	3.7	(7.4)
Branding & Identity, Healthcare and Specialist Communications	7.0	6.7	5.0	(4.5)	4.5	(6.2)
Total Group	7.4	16.1	5.6	4.9	5.3	(8.1)

The Group’s Advertising and Media Investment Management businesses continued their strong growth, with constant currency revenues up 11.6% in the fourth quarter, the strongest quarterly growth in the year, with Media Investment Management up over 17% and Advertising up well over 7%.

The Group’s Public Relations & Public Affairs businesses also had their strongest quarter, with revenues up 5.6%, compared with 5.1% in the third quarter and 3.2% in the first half. Consumer Insight also had a good quarter, with revenues up 5.3%, compared with 6.9% in the third quarter and 2.7% in the first half. The Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) grew by 7.3% on a constant currency basis, down slightly on the strong growth of 8.1% in the third quarter, but well ahead of the first half growth of 2.1%. However, on a like-for-like basis, revenues were up 7.2% in the fourth quarter compared with 7.1% in the third quarter, adjusting for the disposal of the call centre business mentioned earlier.

This continuing improvement was driven largely by our uniquely global direct, digital and interactive businesses, amongst others comprising OgilvyOne, with global revenues of over $800 million, VML, with revenues over $100 million and Wunderman, with global revenues over $900 million. OgilvyInteractive, VML and Wunderman are three of the seven worldwide ‘digital leaders’, according to the leading independent digital research firm, Forrester Research. No other competitive group has more than one digital leader.

The Group has also recently announced the launch of Possible Worldwide, a global interactive marketing agency, formed through the combination of award-winning WPP digital agencies Schematic, Bridge Worldwide, BLUE and Quasar, with revenue of over $100 million, with 18 offices and 1,000 staff worldwide, and with operations in the US, Europe, Asia, the Middle East and Africa.

In constant currencies, Advertising and Media Investment Management revenues grew by 7.0%, with like-for-like revenues up similarly at 7.1%. All of the Group’s four largest advertising networks finished the year strongly, with growth in our Media Investment Management business over 13% in the year. Advertising showed sequential quarterly like-for-like growth in the last three quarters of 2010, following six quarters of decline. This strong revenue growth in 2010, together with the cost actions taken in 2009, resulted in the combined headline PBIT margin of this sector improving by approximately 1.5 margin points to 15.3%.

Consumer Insight revenues grew by 4.4% in constant currencies, with like-for-like revenues up similarly at 3.9%. Headline PBIT margins improved by 1.1 margin points to 9.7% as benefits resulting from the integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities, were realised. Headline PBIT gross margins (headline PBIT as a proportion of gross profit rather than revenue) improved 1.5 margin points to 13.2%.

The Group’s Public Relations & Public Affairs businesses had a strong end to the year, with constant currency revenue growth of 5.6% in quarter four, the highest quarter of the year. Headline PBIT margins rose by 0.5 margin points to 15.8%. Particularly strong performances were recorded by Burson-Marsteller and the Group’s specialist public relations businesses.

The Group’s Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) constant currency revenues grew by 5.0% in the year and 7.3% in the final quarter. The Group’s global direct, digital and interactive agencies grew strongly, as did Branding & Identity with revenue up almost 11% in the final quarter. This service sector showed a strong recovery in headline PBIT margins, up 2.0 margin points to 12.4%.

Marketing services comprised 60% of our revenues in 2010, a similar proportion to 2009. It is no longer accurate to call us an advertising agency, we are really a communications services company.

2010 compared with 2009

Revenues

Reported revenues were up 7.4% in 2010 to £9,331.0 million from £8,684.3 million in 2009. On a constant currency basis revenues were up 5.6% and on a like-for-like basis revenues were up 5.3%, see discussion on pages 22 to 24. In 2010 and 2009, acquisitions completed during the year had an immaterial impact on revenue.

Operating costs

Reported operating costs increased by 5.1%. Reported staff costs, excluding incentives, were up 3.2%. Incentive payments (including the cost of share-based compensation) increased 92.1% to £342 million from £178 million. On a reported basis, despite the almost doubling of incentive payments, the Group’s staff cost-to-revenue ratio fell to 58.3% compared with 58.9% in 2009.

Together with the improved top-line growth, the Group has benefited from the cost actions taken, particularly towards the end of 2009, to adjust headcount and staff costs. On a like-for-like basis, average headcount has fallen by over 4%, compared with 2009, although given the substantial increase in like-for-like revenues of 8.0% in the second half of the year, our operating companies have begun to invest in more talent.

Revenue conversion post-incentives, that is incremental profit as a proportion of incremental revenue, was very strong at 33%, as our operating companies benefited from the actions to reduce both staff costs and other operating costs in 2009 and during 2010.

Part of the Group’s strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2010, the ratio of variable staff costs to total staff costs increased significantly to 13.4%, compared with 9.7% in 2009. As a proportion of revenue, variable staff costs were 7.8% in 2010 compared with 5.7% in 2009. These represent the highest ratios in the last 10 years. The business is, therefore, even better protected against economic downturns.

Operating profit

Reported PBIT rose over 25% to £1.028 billion in 2010 from £819 million in 2009 as a result of the above and reflecting a lower charge for goodwill impairment and amortisation of intangibles, partly offset by higher investment write-downs.

Finance income, finance costs and revaluation of financial instruments

Finance income decreased to £81.7 million in 2010 from £150.4 million in 2009. Finance costs decreased to £276.8 million in 2010 from £355.4 million in 2009. Therefore, net finance costs were £195.1 million, down from £205.0 million last year, reflecting lower debt, partly offset by higher funding costs. Revaluation of financial instruments resulted in £18.2 million of income in 2010 and £48.9 million in 2009. The 2010 income is attributable to gains from movements in the fair value of treasury instruments.

Taxes

The Company’s effective tax rate on reported profit before tax in 2010 was 22.4%, a reduction of 1.1 percentage points from 2009, as a result of utilisation and recognition of losses and other temporary differences not previously recognised.

Profit for the year

Profit for the year increased by 30.4% to £661.0 million in 2010 from £506.9 million in 2009 on a reported basis and increased by 23.7% in constant currency, reflecting higher profit margins and lower effective tax rate. In 2010, £586.0 million of profit for the year was attributable to equity holders of the parent and £75.0 million attributable to non-controlling interests.

2009 compared with 2008

Revenues

Reported revenues were up 16.1% in 2009 to £8,684.3 million from £7,476.9 million in 2008 reflecting the strength of the euro and US dollar against sterling, as well as the impact of the first full-year inclusion of TNS in our results. On a constant currency basis revenues were up 4.9% and on a like-for-like basis revenues were down 8.1%, as detailed in the table on page 21. In 2009, acquisitions completed during the year had an immaterial impact on revenue. In 2008, acquisitions completed during the year contributed £376.3 million to revenue (£269.6 million was related to TNS).

Operating costs

Reported operating costs increased by 17.7%. Reported staff costs, excluding incentives, were up 19.4%. Incentive payments (including the cost of share-based compensation) fell by almost 17% to £177.8 million from £213.7 million. The Group’s staff cost to revenue ratio increased to 58.9% compared with 58.2% in 2008. Part of the Group’s strategy is to continue to ensure that variable staff costs (freelancers, consultants and incentive payments) are a significant proportion of total staff costs, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2009, the ratio of variable staff costs to total staff costs fell to 9.7% compared with 11.4% in 2008. As a proportion of revenue, variable staff costs were 5.7% in 2009 compared with 6.6% in 2008.

Establishment costs as a proportion of revenues were 8.0% in 2009 compared to 7.0% in 2008. 2009 was a difficult year with our property portfolio. We were able to reduce it by 4% to 23.7 million sq. feet however it was not possible to adjust the property portfolio in line with the recession.

Goodwill impairment charges of £44.3 million and £84.1 million were recorded in the years ended 31 December 2009 and 2008, respectively. The impairment charges relate to certain under performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. There were no impairment charges on acquired intangible assets in 2009. In 2008, an impairment charge was recorded for £1.5 million. Investment write-downs of £11.1 million and

£30.5 million were taken in the years ended 31 December 2009 and 2008, respectively. Intangible amortisation in 2009 increased by £94.2 million compared to 2008 due to a full year of amortisation related to intangibles established in connection with the acquisition of TNS.

The Group released £19.4 million in 2009 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2008 and £23.7 million in 2008 related to acquisitions completed prior to 2007.

Operating profit

Reported operating profit was down 13.0% to £761.7 million in 2009 from £876.0 million in 2008. Reported operating margins decreased to 8.8% from 11.7%. Reported profit before interest and taxation (“PBIT”) was £818.7 million in 2009, down 11.2% from £922.0 million in 2008. Reported PBIT margins were 9.4% and 12.3% in 2009 and 2008, respectively. PBIT margins were negatively impacted by 2.6% in both years due to goodwill impairment, other goodwill and investment write-downs, and amortisation and impairment of acquired intangibles in each year. While the goodwill impairment charge in 2009 was lower by £39.8 million compared with 2008 and investment write-downs were lower by £19.4 million compared with 2008, intangibles amortisation in 2009 was higher by £94.2 million due to a full year of amortisation related to intangibles established in connection with the TNS acquisition. The impact of profits on disposal of investments was £31.1 million in 2009 and £3.4 million in 2008. Headline PBIT margin was 11.7% in 2009 against 15.0% last year. For 2009, the post-acquisition contribution of all acquisitions to the Group’s operating profit was immaterial. For 2008 it was £30.3 million.

Finance income, finance costs and revaluation of financial instruments

Finance income decreased to £150.4 million in 2009 from £169.6 million in 2008. Finance costs increased to £355.4 million in 2009 from £319.4 million in 2008. Therefore, net finance costs increased by £55.2 million, reflecting lower interest rates and higher average net debt as a result of the full year impact of the acquisition of TNS. Revaluation of financial instruments resulted in £48.9 million of income in 2009 and a charge of £25.4 million in 2008. The 2009 income is predominantly attributable to gains on termination of hedge accounting on repayment of TNS debt.

Taxes

The Company’s effective tax rate on reported profit before tax in 2009 was 23.5% compared to 31.2% in 2008. In 2008 there were significant expenses that were not deductible for tax purposes. In 2009 these expenses, such as goodwill impairment, were lower and were offset by other income that was not taxable such as the gain on disposal of investment and income attributable to the revaluation of financial instruments.

Profit for the year

Profit for the year decreased by 1.3% to £506.9 million in 2009 from £513.9 million in 2008 on a reported basis and decreased by 14.2% in constant currency, reflecting lower profit margins partially offset by lower tax expense. In 2009, £437.7 million of profit for the year was attributable to equity holders of the parent and £69.2 million attributable to non-controlling interests.

Inflation

As in 2009, in management’s opinion inflation did not have a material impact on the Company’s results for the year or financial position at 31 December 2010.

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

The Company spent £295.9 million (excluding cash and cash equivalents acquired) and £196.6 million for acquisitions and investments in 2010 and 2009, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £217.5 million and £253.3 million, respectively, cash spent on share repurchases and buy-backs was £46.4 million and £9.5 million, respectively, and dividends paid were £200.4 million and £189.8 million, respectively.

There are broadly three alternative uses of funds.

Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we are increasing investment in our digital and technology-based service offering, in line with our strategic goals. In 2009, we also invested significantly more in real estate following lease renewals, particularly in New York, to secure greater efficiencies.

Mergers and acquisitions, which have historically taken the lion’s share of free cash flow. Here we have raised the hurdle rate on capital employed so that our return on capital may be increased. Valuations remain reasonable, particularly outside the US, although some speculative froth does seem to have developed, especially in digital and interactive in the US and in some faster-growing markets, like Brazil. Our acquisition focus in 2010 was again on the triplet opportunities of faster-growing geographic markets, new technologies and consumer insights, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. The cost of the acquisition of TNS in 2008 was funded principally by debt. At the time of the transaction, we announced that, for the following two years, acquisitions would be limited to no more than £100 million per annum, the Group’s share buy-back program would be targeted up to 1% per annum and dividend growth at up to 15% per annum, with the objective of using surplus cash generated to reduce debt. In 2010, the Group spent £97 million on initial acquisition payments, net of cash acquired and disposal proceeds, so within the target set. It is likely we will continue to focus on small and medium-sized acquisitions in 2011.

Dividends or share buy-backs. We continue to focus on examining the relative merits of dividends and share buy-backs. Following the strong first half results in 2010, we re-instituted an increase in dividend with a 15% increase in the first interim dividend, the upper limit committed to at the time of the TNS acquisition. Following the continued improvement in profitability during the second half of 2010, the Board has also recommended an increase in the second interim dividend of 15%. This makes a total for the year of 17.79p per share, an all-time high for your Company. Dividends paid in 2010 were more than 3 times covered by profit for the year. The Board has also undertaken a review of its dividend pay-out policy and consulted institutional share owners and analysts. It seems clear from this analysis that in current stock market conditions, many share owners favour consistent dividend growth and better dividend yields over share re-purchases. Given these views, the Board plans to increase the dividend payout ratio as a proportion of post-tax profits from the current level of approximately 30% to approximately 40% over the medium term. Share buy-backs in 2010 cost £46 million, representing 0.5% of share capital, again well within the target set at the time of the TNS acquisition. It is likely that we will continue to ensure that share buy-backs at least equal the dilutive effect of option and restricted stock issuance.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2010, billings were £42.7 billion, or 4.6 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for debt and cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See the discussions on pages 29 and 30 for the Group’s view on the use of net debt and average net debt to measure debt levels.

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

Revolving Credit Facilities—The Group has a $1.6 billion seven-year Revolving Credit Facility due August 2012 and a £200 million amortising Revolving Credit Facility maturing in July 2011. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $818 million in 2010. The Group had available undrawn committed credit facilities of £1,145 million at 31 December 2010 (2009: £1,335 million).

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

US Commercial Paper Program—The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2010.

Convertible bonds—The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

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

A tabular reconciliation of free cash flow is shown below.

	Year Ended 31 December
	2010 £m	2009 £m	2008 £m
Net cash inflow from operating activities	1,361.2	818.8	922.7
Issue of shares	42.7	4.1	10.6
Proceeds on disposal of treasury shares	—	—	6.9
Proceeds on disposal of property, plant and equipment	7.6	9.2	11.5
Movements in working capital and provisions	(225.5)	102.1	109.3
Purchases of property, plant and equipment	(190.5)	(222.9)	(196.8)
Purchase of other intangible assets (including capitalised computer software)	(27.0)	(30.4)	(23.8)
Dividends paid to non-controlling shareholders in subsidiary undertakings	(66.7)	(63.0)	(63.5)
Free cash flow	901.8	617.9	776.9

In 2010, net cash inflow from operating activities was £1,361.2 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £901.8 million. This free cash flow was partially absorbed by £215.2 million in net acquisitions and disposals, by £46.4 million in share repurchases and buy-backs and of £200.4 million in dividends, leaving £439.8 million, of free cash flow.

Management believes that net debt and average net debt is an appropriate and meaningful measure of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned. Average net debt is calculated as the average daily net borrowings of the

Group and is a more accurate reflection of the amount of debt the Group has supporting its activities through the year. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt.

	At 31 December
	2010 £m	2009 £m	2008 £m
Debt financing	(3,853.6)	(4,307.1)	(5,640.1)
Cash and short-term deposits	1,965.2	1,666.7	2,572.5
Net debt	(1,888.4)	(2,640.4)	(3,067.6)

At 31 December 2010, the Group’s net debt was £1,888 million, down £752 million from £2,640 million in 2009. Net debt averaged £3,056 million in 2010, against £3,448 million in 2009, down £0.4 billion at 2010 exchange rates, reflecting significant improvement in profitability and improved cash flows, despite a continued client emphasis on improved liquidity, as well as effectiveness and efficiency.

The Company’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2010.

C. Research and Development, Patents and Licenses

Not applicable.

D. Trend Information

The discussion below and in the rest of this Item 5 includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” preceding Item 1 in this annual report.

In the first quarter of 2011, reported revenues were up 7.0% at £2.223 billion. Revenues in constant currency were up 8.4%, reflecting the strength of the pound sterling against the US dollar and Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 6.7% and gross profit 7.4% compared with the same period last year. Revenues have continued to recover following the stabilisation in quarter one of last year and the sequential improvement in like-for-like growth in quarters two, three and four of 2010.

The pattern of revenue growth in 2011 has started similarly to the second half of 2010, with improvements across all sectors and geographies. Our budgets for 2011 indicated like-for-like growth of 5% over last year and for the first three months we were in line with those projections. A first look at our flash quarter one revised forecasts, indicates further improvement for the year to over 6%, with a more balanced pattern over the two halves, despite tougher comparatives in the second half. In 2010 we were surprised at the speed of the recovery in the more mature markets of the United States and

Germany and more traditional media, like free-to-air television. This pattern has continued into the first quarter of 2011, although as indicated in the budgets for this year, the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe are growing even faster. They were last into the recession and last out.

On a constant currency basis, the Group’s revenue grew by 8.4%, in line with the Group’s budget, but with gross profit, probably a better indicator of top-line growth and cost comparator, growing faster at 9.1%. In 2010, the United States behaved more like a faster growing market, with constant currency growth of 8.0%. In the first quarter of 2011 this has continued, with revenue on the same basis up 9.1% and only slightly below the third quarter of 2010, which saw the highest quarterly growth since the second quarter of 2007, at 9.9%. However, the world continues to move at very different speeds, with the BRICs (Brazil, Russia, India and China), Next 11 (Bangladesh, Egypt, Indonesia, Iran (?), Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey, Vietnam) or CIVETS (Columbia, Indonesia, Vietnam, Egypt (still included), Turkey, South Africa) generally growing strongest, followed by the United States and Germany, then the United Kingdom, France, Italy and Spain with Japan, weakest, suffering from years of stagnation and now triple hit by the dreadful earthquake, tsunami and nuclear disasters. In the first quarter, revenue growth in the United Kingdom, on a constant currency basis, was up 7.7% with Western Continental Europe up 2.2% and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe growing strongly at 12.6%. Western Continental Europe remains the most challenging, with revenues in France and Spain the most affected, when compared with the same period last year. The Middle East has been affected by the current political turmoil in the first quarter, growing only 1.5%. Central and Eastern Europe grew at 9.1%, driven primarily by Russia and Poland, with the combined revenues in these two markets up over 13%. Latin America grew 10.4% on a constant currency basis, but 16.7%, like-for-like, following the disposal of a call centre business in Argentina in September 2010. Asia Pacific was up 12.5% on a constant currency basis and excluding Japan (which was flat) was up 13.8%, with all the Group’s major markets, except Malaysia, showing strong growth. Two of the Group’s biggest markets in Asia, Mainland China and India showed combined growth of 18.4%, versus 12.5% in 2010.

By communications services sector, Advertising and Media Investment Management continued to “bite-back” with revenues on a constant currency basis up 12.9%, followed by Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) up 7.9%. The Group’s direct and interactive networks of Wunderman and OgilvyOne, together with specialist digital agencies VML and JWT Inside showed strong growth. Public Relations & Public affairs continued the solid performance in 2010, with growth of 5.6%, which was slightly ahead of quarter four in 2010, the highest quarterly growth in 2010. Consumer Insight revenues were up 3.4% with gross profit up more at 3.6% (3.8% like-for-like), and with North America, the United Kingdom and Western Continental Europe weaker, but stronger growth in Asia Pacific, Latin America, Africa and the Middle East, despite the current political and human challenges in North Africa, the Middle East and Japan.

The Company is in the process of reviewing its quarter one revised forecasts, but early indications are that revenues in the balance of the year will grow faster than budgeted, with full year like-for-like revenue growth of over 6%. The higher levels of incentive compensation paid out this year has focused attention on variable, rather than fixed, compensation and has helped to ease, to some extent, potential pressure on salaries. As our operating companies continue to be more positive about 2011, the increase in selective hiring and talent investment, particularly in the faster growing markets, originally seen in the second half of 2010, has continued into 2011.

During 2009 the Group took action to bring into balance the fall in revenues with staff costs, with a significant reduction in the number of people employed in the Group. As revenues stabilised towards the end of 2009 and growth returned in 2010, our operating companies began hiring again, although as mentioned above, mainly in the faster growing markets. Although hiring has begun again, the discipline of balancing revenues with headcount has continued. The number of people in the Group, on a like-for-

like basis excluding associates, was up 4.2% or 4,350 at 31 March 2011 to 106,825, as compared to 31 March 2010, against an increase in revenues on the same basis of 6.7%. The average number of people in the Group in the first quarter of this year was up similarly by 4.2% to 106,076 compared to 101,763 for the same period last year. In 2009, the point-to-point headcount fell by 12%, in 2010 it rose 4.5% and in 2011, by 31 March, it had risen another 1%. Overall, therefore, the number of people in the business has fallen by over 6%, whilst revenues are now back to pre-Lehman levels on a like-for-like basis, a significant increase in productivity.

For the rest of 2011, the focus will continue to be on ensuring that our operating companies balance revenue and headcount growth, while at the same time capitalising on the various client and market opportunities that continue to arise and continuing to invest in both existing and new talent, where necessary.

Despite the recent developments and effect of the difficult political and human situations in the Middle East, North Africa and Japan (as a point of reference, the Middle East accounts for about 1.7% or $300 million of our approximately $16 billion of revenues forecast by analysts and Japan about 1.5% or $200 million), the continued doubts about sovereign debt in some Western European economies and the growing concerns in the United States about the failure to reduce the fiscal deficit, where the recent US Treasury purchase strike by PIMCO and US debt change in outlook by S&P have not helped, we are cautiously optimistic about the prospects for 2011 and, indeed for 2012.

The second quarter, according to our budgets and quarter one revised forecasts, shows stronger growth in Asia Pacific and Latin America, counter-balanced by lower growth in the United States, with these trends, as anticipated earlier this year, continuing into the final two quarters of 2011. 2012 will see the maxi-quadrennial impacts of the London 2012 Olympic and Paralympic Games, the Eastern European-based UEFA EURO 2012 Football Championships and United States Presidential elections (where media spending may reach $4 billion), all of which may add 1-2% to worldwide levels of advertising and marketing spending, whatever they are. It may be that to some extent we benefit from uncertainty, particularly in the mature economies, where risk averse managements prefer to invest in brand equity, rather than expand capacity. In addition, there are some indications that FMCG clients, lacking pricing power and facing commodity price increases, are decreasing promotional price discounts and increasing investment in advertising. The difficult year may well be 2013, when newly elected or re-elected governments have to wrestle with the impact of fiscal and monetary stimuli and the failure to deal quickly enough with fiscal deficits.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2010, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2011	2012	2013	2014	2015	Beyond 2015
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	1,585.9	—	—	514.4	—	428.6	642.9
Sterling and convertible bonds	1,050.0	—	—	—	450.0	—	600.0
US$ bonds	801.7	—	—	—	801.7	—	—
Other	116.4	—	100.3	—	16.1	—	—
Subtotal	3,554.0	—	100.3	514.4	1,267.8	428.6	1,242.9
Interest payable	966.7	209.4	208.4	206.7	148.5	81.2	112.5
Total	4,520.7	209.4	308.7	721.1	1,416.3	509.8	1,355.4
Operating leases[2]	2,272.6	354.6	293.5	268.1	219.8	202.6	934.0
Capital commitments[3]	40.7	32.6	8.1	—	—	—	—
Investment commitments[3]	24.9	23.1	1.8	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	446.3	344.3	46.6	16.8	8.6	4.1	25.9
Total contractual obligations	7,305.2	964.0	658.7	1,006.0	1,644.7	716.5	2,315.3

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2010 of £255.4 million. The Group’s net debt at 31 December 2010 was £1,888.4 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2010 amounted to £53.3 million (2009: £47.7 million, 2008: £44.2 million). Employer contributions and benefit payments in 2011 are expected to be in the range of £40 million to £60 million depending on the performance of the assets. Projections for years after 2011 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with IFRS. A summary of the Group’s principal accounting policies are described in the Accounting Policies section of the Financial Statements. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgements and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our financial statements and notes thereto.

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

The most significant assumptions employed by the Company in determining recoverable amounts are as follows:

•

Future cashflows derived from each cash-generating unit are based on a projection period of up to five years. These projections utilise the latest budget information available for each cash-generating unit covering one or more twelve month periods from the balance sheet date. These budgets have been prepared by management;

•

After the projection period, an assumed annual long-term growth rate of 3%, with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was discounted by using a pre-tax discount rate of 9.58%.

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 (revised) ‘Business Combinations’. IFRS 3 (revised) requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised). In 2010, operating profit includes credits totaling £16.5 million (2009: £19.4 million, 2008: £23.7 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2009.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill. A summary of earnout related obligations included in creditors is shown in note 19 to the Consolidated Financial Statements.

WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase the non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

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

In applying the proportional performance method of revenue recognition for both market research and other long-term contracts, management is required to make significant judgements, estimates and assumptions. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. The indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures takes precedence since these are output measures.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2010.

The Group has a policy of closing defined benefit plans to new members. This has been implemented across a significant number of pension plans. As a result, these plans generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £239.9 million at 31 December 2010, compared to £248.0 million at 31 December 2009. The decrease in the deficit relates to positive investment performance and actions taken by WPP to curtail and settle plans. These factors are partially offset by a drop in discount rates and by the weakening of the sterling.

There are a number of areas in the pension accounting that involve judgements made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

Most of the Group’s pension plan assets are held by its plans in the UK and North America. In the UK, the forecasted weighted average return on assets decreased to 5.4% at 31 December 2010 from 5.6% at 31 December 2009, and in North America, the forecasted weighted average return decreased to 6.4% from 6.5%, broadly in line with the yields available in both markets. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

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

At 31 December 2010, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Western Continental Europe	Asia Pacific[1]
Current pensioners – male	20.7	19.7	22.4	20.0	19.3
Current pensioners – female	22.7	21.6	23.8	23.3	24.7
Future pensioners (current age 45) – male	22.3	21.2	23.6	22.5	19.3
Future pensioners (current age 45) – female	23.9	22.5	25.0	25.2	24.9

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

In the determination of mortality assumptions, management use the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2010, the effect on the year-end 2010 pension deficit would be a decrease or increase, respectively, of approximately £26 million.

Deferred taxes

We record deferred tax assets and liabilities using tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted, or substantively enacted legislation, for the effect of temporary differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2010 no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £4,834.9 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Philip Lader, age 65: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of Marathon Oil, AES and Rusal Corporations, a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 66: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One.

Paul Richardson, age 53: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and corporate responsibility. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group.

Mark Read, age 44: Strategy director and CEO, WPP Digital. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and is also chief executive of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 56: Non-executive director. Colin Day was appointed a director in July 2005. He is the chief executive of Filtrona plc and a non-executive director of Amec. He was the group finance director of Reckitt Benckiser plc, until April 2011, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until 30 September 2005 and Cadbury plc until 2010.

Esther Dyson, age 59: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name of EDventure. She has been highly influential for the past 20 years on the basis of her insights into online/information technology markets and their social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo! and of Medstory and Powerset to Microsoft. She sits on the boards of non-listed start-ups including Evernote (US), 23andMe (US), Airship Ventures (US), Eventful.com (US), Meetup Inc. (US), NewspaperDirect (Canada), Voxiva (US) and Yandex (Russia). She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government.

Orit Gadiesh, age 60: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France, as well as a member of the Foundation Board for the World Economic Forum and the Board of Directors of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, and a trustee for Eisenhower Fellowships.

Ruigang Li, age 41: Non-executive director. Ruigang Li was appointed a director in October 2010. He is President of Shanghai Media Group (SMG) a multimedia conglomerate based in Shanghai. Since 2002, under Ruigang’s leadership, SMG has maintained the most complete portfolio of media and related businesses, including television, radio, print media, digital media, home shopping, content distribution, performing arts, training, and has become the largest content and service provider and distributor of Chinese language programs in the Chinese Mainland. Ruigang is also the Chairman of China Media Capital (CMC), China’s first and only sovereign private equity fund dedicated to the media sector both within China and abroad. CMC recently announced a partnership with News Corporation’s Star China to develop their joint interests in developing growth opportunities in the operational and investment platforms in China and overseas markets. Prior to his current role, Ruigang was a visiting scholar at Columbia University in New York.

Stanley (Bud) Morten, age 67: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant, private investor and one of the five public members of the Investment Advisory Council of the State of Connecticut. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005. He is also a non-executive director of The Motley Fool, Inc., and of Darien Rowayton Bank, both of which are private companies.

Koichiro Naganuma, age 66: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is chairman of the Board of Asatsu-DK Inc., also known as ADK. He is also vice chairman of Japan Advertising Association. Joining the agency in 1981, he was president and Group CEO from 1991-2010. ADK is Japan’s third largest advertising and communications company, and 10th largest in the world.

Lubna Olayan, age 55: Non-executive director. Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairperson and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. Ms Olayan is a Board Member of two publicly listed companies, the Saudi Hollandi Bank and Schlumberger, and on the International Advisory Board of Akbank, Rolls-Royce and the National Bank of Kuwait. She is on the Board of Trustees of Cornell University, INSEAD and KAUST (King Abdullah University of Science and Technology) and on the Board of DSCA (Down Syndrome Charitable Association) and Al Fanar, the first Arab venture philanthropy organisation in the Arab region.

John Quelch, age 59: Non-executive director. John Quelch was appointed a director in 1988. He is the Dean, Vice President and Distinguished Professor of International Management at the China Europe International Business School. Between 2001 and 2011 he was the Lincoln Filene Professor of Business Administration and Senior Associate Dean at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. Between 2002 and 2011 he served as chairman of the Massachusetts Port Authority, honorary counsel general of the Kingdom of Morocco in New England and as honorary chairman of the British American Business Council of New England. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Alere, Inc and a member of the Council on Foreign Relations. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited.

Jeffrey A. Rosen, age 63: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver, age 51: Non-executive director. Tim Shriver was appointed a director in August 2007. He is Chairman and CEO of Special Olympics, serving over three million Special Olympic athletes and their families in 180 countries. In recent years, he has produced films for Disney, Dream Works and Fox Searchlight and Hallmark Hall of Fame. He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of the Malaria No More, Neogenix Oncology, and he is the founder and President of the Center for Interface Action on Global Poverty.

Paul Spencer, age 61: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue-chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He has held a number of non-executive directorships including until 2009 chairman of NS and I (National Savings). He is currently chairman of State Street Managed Pension Funds and Chairs audit at TR Property Investment Trust PLC. He is the independent Trustee of the BAT, BT, BA and Rolls-Royce Pension Funds. In the 2010 Honours he was awarded a CBE for services to the financial services industry. Paul is a governor of the charity Motability.

Sol Trujillo, age 59: Non-executive director. Sol Trujillo was appointed a director in October 2010. He is a highly experienced international business executive, who brings 30 years of international business experience to the Board, having served as CEO on three continents in media communications organisations; US West (now Qwest), Orange (now France Telecom) and Telstra, the Australian communications company. Recognised as a broadband and wireless pioneer, he has a reputation as an innovator in the digital space, described by President Reagan’s science advisor as “the nation’s first digital telecom CEO”. He has managed operations and remains active in business affairs in both developed and fast-growing markets from China and South Asia to Europe, North America, Africa and the Middle East... more than 20 countries around the world. He is a member of corporate boards in the US, EU and China – including in the US, Target and Promerica Bank; in Europe, Weather Investments S.p.A in Italy; and in Asia, Silk Road Technologies in China, where he is board chairman. In the public sector, Mr Trujillo served as a trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Review of compensation

Following a very challenging 2009, the performance of the Group improved considerably in 2010. The design of compensation policy at WPP ensures that there is a clear and direct link between the performance of the Group and executive compensation throughout the Group. In 2010, the strong performance of the Group therefore resulted in both increased incentive levels for management and strong returns for share owners. The use of performance-driven compensation ensures the continued alignment of share owner and executive interests and is essential to enable the Company to attract, retain and motivate the most gifted talent in the industry.

The committee’s work during 2010 included:

•	a review of the total compensation packages of the executive directors relative to the marketplace to ensure competitiveness;

•	the approval of all stock plan awards used to attract, retain, reward and motivate employees;

•	a review of the fees of the chairman and the non-executive directors;

•

the approval of all incentive payments, payable in cash or in shares, for senior executives throughout the Group and setting appropriate performance targets for the Group chief executive and the other executive directors;

•	approving the deferral and further deferral of significant share incentive awards by the Group chief executive; and

•	implementation of clawback provisions in the Company’s senior management share incentive plans.

WPP competes on the basis of its intellectual capital. This intellectual capital is created entirely by its people, and the committee endeavours to strike the right balance of fairness between employees and share owners. For this reason, the design of all executive compensation at WPP is governed by three guiding principles: competitiveness, performance-driven reward and alignment with share owner interests.

These three principles are themselves derived from both our mission statement: to develop and manage talent; to apply that talent, throughout the world, for the benefit of clients; to do so in partnership; to do so with profit and our six business objectives (see pages 20 to 21).

The Compensation Committee regularly reviews fixed and variable compensation against appropriate benchmarks both internal and external. When making decisions on executive compensation, the committee is briefed on the remuneration levels within the Group. This includes, for example, the consideration of actual and budgeted salary increases across the organisation when determining executive salary increases. In addition, the committee approves the design of incentive plans and reviews all the awards made under those incentive plans. In 2010 the proportion of total compensation that was variable (due to linkage to performance) for Sir Martin Sorrell, Paul Richardson and Mark Read was 87.4%, 80.1% and 75.2%, respectively.

WPP is committed to aligning executive performance and reward with share owner interests. From a compensation perspective, this is encouraged in a number of ways:

•

Total Shareholder Return (TSR) has been chosen as the performance measure for the Leadership Equity Acquisition Plan (LEAP) plans as it represents the best objective measure of the success of the Company as far as share owners are concerned;

•	share ownership is encouraged for the WPP Leaders (approximately the top 200 executives), all of whom have stretching ownership goals;

•	all eligible employees are given a share ownership opportunity through participation in the Worldwide Ownership Plan; and

•	the majority of the compensation package of executive directors is paid in the form of shares comprised of deferred share bonus and long-term incentive awards under the LEAP plans.

The role of the Compensation Committee in improving risk management

The Compensation Committee is always sensitive to the requirement that the decisions that it makes and the compensation programs the Group has in place serve to improve the management of risk in the Group. In particular:

•	the incentive plans take into account performance across a broad range of financial and non-financial measures;

•

Compensation Committee meetings are generally held at the time of Board meetings, at which the committee members are usually given a comprehensive briefing on issues and risks facing each of the business units as well as the Group as a whole;

•

one of the single biggest challenges for WPP is attracting and retaining key talent. Incentive plans are designed to be attractive in the marketplace and provide as much retention value as possible, such as the use of deferred share bonuses that normally vest after two years, and the use of restricted stock awards that vest after three years; and

•

the clawback provisions that have been added into key share incentive plans (i.e. those other than the all-employee plans) give the Compensation Committee the right to cancel or reduce unvested share awards should this be justified by a participant’s acts or omissions.

Key elements of short- and long-term remuneration

The principal elements of WPP executive remuneration currently comprise the following:

•	base salaries and fees (fixed);

•	short-term incentives paid both in cash (payable immediately) and shares which vest in the medium-term, usually after two years (variable); and

•	long-term incentives paid in shares (variable, subject to performance conditions, and in the case of LEAP, co-investment conditions).

Pension contributions, life assurance, healthcare and other benefits are also provided.

Compensation packages for the most senior people at WPP are normally reviewed every 24 months. These reviews are undertaken within the context of:

•	the mix of fixed and variable compensation;

•	the performance of the relevant business unit;

•	pay and employment conditions elsewhere in the Group; and

•	general market conditions.

In determining suitable benchmarks, the Compensation Committee looks at the compensation of executives holding similar roles in competitor organisations and, if appropriate, general industry data for organisations of comparable size and complexity.

Base salary and fees

	Current salary and fees	Effective date
Sir Martin Sorrell	£1,000,000	1 Jan 2007
Paul Richardson	$925,000 and £100,000	1 Jan 2011
Mark Read	£425,000	1 Jan 2011

As reported in previous years, fees of £100,000 are paid to each of the executive directors in respect of their directorships of WPP plc and are included in the numbers above.

Sir Martin Sorrell’s base salary was last increased on 1 January 2007. It was due to be reviewed in November 2008 with any change to be implemented from January 2009; however, Sir Martin informed the Compensation Committee that an increase would not be appropriate in light of business conditions. His salary and directors’ fees therefore remained unchanged throughout 2008, 2009 and 2010. As part of the extensive review of the executive directors’ compensation at the end of 2010, the committee considers that an increase in base salary and adjustments to incentive opportunities are appropriate. Consideration of these issues has continued during 2011 and the committee intends to consult share owners before the proposals are finalised. The final changes agreed will be disclosed in the 2011 Compensation Committee report.

As a result of the review, and being mindful of the time that has elapsed since the last salary increases, the committee decided to increase the base salary of the other two executive directors. Paul Richardson’s base salary was increased from $830,000 plus £100,000 fees to $925,000 plus £100,000 fees. The committee believed that Mark Read’s package of base salary and fees at £325,000 was uncompetitive and, given the increased importance of digital strategy to the Group and Mr Read’s continuing personal development, an increase to his remuneration was in order. As a result, Mark Read’s package of base salary and fees was increased to £425,000. These increases were the first increases since July 2008 and January 2009 respectively, and both increases were implemented with effect from 1 January 2011.

Retirement benefits

All pension benefits for the Company’s executive directors are currently on a defined contribution basis. Only the aggregate of base salary and director fees is pensionable. Details of pension contributions for executive directors for the period under review are set on page 50.

Short-term incentives

Each year WPP sets stretching performance targets for each operating company. Performance against these targets determines the size, if any, of the incentive pool for that unit. In aggregate, incentive payments in 2010 were higher than in 2009 due to improved performance. This trend was also reflected in the bonuses paid to executive directors.

Individual targets (both financial and strategic) for the operating company CEOs are set by WPP and in turn, these CEOs set similar targets for employees who report directly to them. Payment is in the form of both cash bonuses and deferred shares, being Performance Share Awards (PSAs), which vest a further two years after grant. The grant of PSAs typically occurs three months after the end of the financial year.

In a similar way, the Compensation Committee sets objectives for Sir Martin Sorrell and the other executive directors. The extent to which these objectives are met will determine the size of both annual cash bonuses (under the Short Term Incentive Plan, or STIP) and Executive Share Awards (ESAs, the portion of the annual bonus paid in shares which normally vest a further two years after grant).

No changes were made in 2010 to the levels of short-term incentive payouts that would be payable for achieving either target or maximum performance. The target and maximum cash bonus and ESA awards for each of the three executive directors in 2010 were as follows (shown as a percentage of salary):

	Cash		ESA
	Target %	Max %	Target %	Max %
Sir Martin Sorrell	100	200	67	100
Paul Richardson	80	120	100	133
Mark Read	50	75	67	100

Consistent with previous years, for 2010 the performance of each executive director was measured in the three areas shown below.

•	Group financial objectives: Examples of measures include margin improvement and operating profit growth.

•	Individual strategic objectives: Examples of measures include relative financial performance, advancing CSR strategy, improving back office synergies and integrating digital assets.

•	Key business achievements: Examples of measures include improving creative reputation and developing digital strategy.

Each of these three elements is equally weighted for bonus purposes (i.e. one third of the bonus is payable for the achievement of each objective). Except for the Group financial objectives, the exact measures differ for each individual executive director.

After considering each of these areas and the respective measures for each executive director, the committee assessed the following levels of performance:

	2010 achievement as % of target				2009	2008
Cash	Financial	Strategic	Business	Total	Total % of target	Total % of target
Sir Martin Sorrell	200	170	200	190	41	125
Paul Richardson	150	105	150	135	58	100
Mark Read	150	105	150	135	72	125

	2010 achievement as % of target				2009	2008
ESA	Financial	Strategic	Business	Total	Total % of target	Total % of target
Sir Martin Sorrell	150	127	150	142	82	112
Paul Richardson	133	93	133	120	62	100
Mark Read	150	104	150	135	72	125

These achievement levels resulted in the following bonus payments:

	Cash bonus		ESA bonus
	Actual % of target	Actual £000	Actual % of target	Actual £000
Sir Martin Sorrell	190	1,900	142	950
Paul Richardson	135	682	120	757
Mark Read	135	219	135	293

The executive directors are eligible, but decided not, to participate in a cash bonus deferral plan whereby they can defer receipt of part of their bonus for four years, and receive a 25% match in the form of WPP shares (subject to continuous employment).

In conjunction with the committee’s review of total compensation for the executive directors, the committee decided to adjust the levels of short-term incentive awards available for executive directors. The target and maximum levels for both Paul Richardson and Mark Read have been adjusted for 2011 in order to better balance the cash and share incentive elements of their remuneration, and to reflect market practice, and are shown below (as a percentage of salary):

	Cash		ESA
	Target %	Max %	Target %	Max %
Paul Richardson	100	150	100	150
Mark Read	67	100	67	100

As mentioned in the Base salary and fees section, a decision regarding adjustments to Sir Martin Sorrell’s incentive opportunities is pending the outcome of share owner consultation.

Long-term incentives

During the latter part of 2010, the Compensation Committee reviewed the long-term incentive plans to assess whether they continued to meet the strategic objectives of the Company particularly given the increased competitive pressures that have been fuelled by the general economic recovery and competitors’ behaviour. The committee reviewed grant levels, performance criteria and vesting schedules. The conclusion of the review was that the grant levels and vesting schedules remained appropriate and well suited to the nature of the business. While the committee believes that the relative TSR measure that has been used for a number of years continues to be the most appropriate performance measure, the committee periodically reviews whether the plans would be strengthened by the addition of one or two further non-market measures in order to balance TSR.

Other than stock options, all awards will be satisfied out of WPP shares held in treasury or one of the Company’s employee share ownership plans (ESOPs). The proceeds from any of the cash or share-based equity plans are not pensionable.

Leadership Equity Acquisition Plan III

In 2010, awards under LEAP III were made to 18 of the Group’s key executives. Details of the awards made to the executive directors can be found on page 52.

Participants have to commit and retain investments in WPP in order to receive awards under LEAP III. Such investments are in the form of WPP shares (investment shares) and, at the invitation of the Compensation Committee, also in the form of options over WPP shares purchased from an independent third party (investment options). LEAP III awards provide participants with the opportunity to earn additional WPP shares to match their investments (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company’s TSR performance measured over five years and compared with a peer group weighted by market capitalisation.

Following the end of a performance period, the Compensation Committee is required to perform a ‘fairness review’ on the basis of which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest. This is because relative TSR may not always reflect the true performance of the Company. Factors the committee considers in its fairness review of any award include, amongst others, multiple measures of the Group’s financial performance (such as growth in revenue and in earnings per share), and any evidence of distortions in the share price of either WPP or the peer group (such as bid price premiums).

Vesting of the 2005 and 2006 LEAP awards

As previously reported in the 2009 Compensation Committee report, the 2005 award vested in March 2010 with a match of 2.50.

As described above, the Compensation Committee is required to perform a ‘fairness review’ before any awards can vest. When performing this fairness review in the context of determining the level of vesting of the 2006 award, the committee reviewed a broad range of factors in its consideration of whether the relative TSR achievement was a fair reflection of the performance of the Group over the five-year performance period or whether there were factors that required the result to be adjusted. For the vesting of the 2006 award, the committee considered the following factors: the constituents of the peer group and whether there were any events that had an undue impact on their TSR performance in either a positive or negative way; the impact of changes in exchange rates on the TSR calculation; and the financial performance of the Company, relative to its peers, covering a wide range of measures including EPS, PBIT, margin, revenue and several other factors.

Following the fairness review, the committee concluded that the relative TSR result fairly reflected the performance of the Company over the five-year investment period, and that no adjustment was deemed necessary. The relative TSR performance of the Company resulted in a match of 4.14 for each investment share committed to the program despite the fact that on a local currency basis the match was 4.80.

Restricted Stock Plan

Other than to satisfy awards under the short-term incentive plans (ESAs and PSAs), the principal use of the Restricted Stock Plan is for awards under the WPP Leaders and Partners program. This program is used to reward, retain and align the interests of about 1,250 of our key executives with the interests of share owners.

In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group. Executive directors are ineligible to participate in this plan.

Executive Stock Option Plan

In order to attract or retain key talent it is sometimes necessary to make special grants of options. No awards were granted in 2010 to any employee or executive director (1 award was granted to an employee in 2009). However, the Compensation Committee is conscious that stock options remain a powerful motivator and, in certain circumstances, it might be necessary to make awards to a broader population under the Executive Stock Option Plan.

Worldwide Ownership Plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly owned subsidiaries. During 2010, awards were made to over 45,000 employees. By 31 December 2010, options under this plan had been granted to approximately 97,700 employees over 43.4 million shares since March 1997. Executives who participate in one of the other share plans described above are ineligible to participate in this plan.

Share incentive dilution for 2000 to 2010

The share incentive dilution level, measured on a 10-year rolling basis, has declined to 4.4% at 31 December 2010 (2009: 4.6%). It is intended that awards under all plans, with the exception of the Worldwide Ownership Plan, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Key elements of short- and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of control
Short-term
Base salary	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non- financial) at the individual and business unit level.	The cash bonuses of executive directors do not crystalise on a change of control.
Performance share awards	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non- financial) at operating company level. Further two-year retention period.	See note below for Restricted Stock Plan.
Executive share awards	To incentivise delivery of value and to align with interests of share owners.	Key head office executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two- or three-year retention period.	See note below for Restricted Stock Plan.
Long-term
LEAP III and Renewed LEAP	To incentivise long-term performance by comparing WPP’s TSR against the TSR of key comparators (which are weighted by market capitalisation in the case of LEAP III), and maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years

Relative TSR

performance against a group of key communication

services comparator

companies, (weighted by market capitalisation in the case of LEAP III), subject to a fairness review by the Compensation Committee.

On a change of control, the investment period for all outstanding awards ends, the number of vesting shares is determined at that date (pro-rated in the case of LEAP III) and any other rights cease. The number of shares that vest may be reduced to prevent adverse US tax provisions applying. The Compensation Committee may determine that outstanding awards are exchanged for equivalent awards.
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

Directors’ remuneration

For the fiscal year ended 31 December 2010 the aggregate compensation paid by WPP and its subsidiaries to all directors and officers of WPP as a group for services in all capacities was £9.9 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and a deferred share award. The sum of £0.7 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ emoluments

The value of salary and fees, benefits, pension contributions and annual incentives paid both in cash (under the STIP) and shares (ESAs) for the year ending 31 December 2010 are set out in the table below. The table also shows comparative numbers for 2009. In the case of the STIP and ESAs, the figures shown are the value of the awards in respect of the year in question (although they were received in the following year). Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2010 have been converted into sterling at an exchange rate of $1.5461 to £1 ($1.5667 for 2009).

	Salary and fees		Other benefits		Short-term incentive plans (annual bonus)		Value of ESAs		Total annual remuneration		Pension contributions
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive directors
Sir Martin Sorrell[1,2,3]	1,009	1,007	374	345	1,900	406	950	546	4,233	2,304	400	401
Paul Richardson	637	630	106	101	682	290	757	389	2,182	1,410	191	189
Mark Read	325	325	2	1	219	117	293	157	839	600	33	33
Total remuneration	1,971	1,962	482	447	2,801	813	2,000	1,092	7,254	4,314	624	623
[1]

During 2010 an amount of £6,813 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£8,323 in 2009).

[2]

Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable (totalling £1,081,172) were made to Sir Martin Sorrell during 2010 (£856,687 during 2009) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[3]	Benefits include other items such as healthcare, life assurance, spouse travel, allowance for cars and housing.

ESAs and Restricted Stock Awards held by executive directors

All awards made under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vest date. The table includes awards that vested during 2010, awards that remained outstanding during 2010 and, by way of additional information, awards that have been granted since 31 December 2010.

Name		Award date	Share plan	Share/ADR price on grant date	No. of shares/ADRs originally awarded	Value on grant day 000	Additional shares granted in lieu of dividends		Total shares vesting	Vesting date	Share price on vesting	Value on vesting £000
Sir Martin Sorrell	2007 ESA Award	03.03.08	ESA	£5.9025	149,851	£885	10,582		160,433	06.03.10	£6.455	1,036
	2008 ESA Award	09.03.09	ESA	£3.83625	196,285	£753	—		—	06.03.11	—	—
	2009 ESA Award	04.05.10	ESA	£6.7775	80,560	£546	—		—	06.03.13	—	—
	2010 ESA Award	31.03.11	ESA	£7.6825	123,657	£950	—		—	06.03.13	—	—
Paul Richardson	2007 ESA Award	03.03.08	ESA	£5.9025	96,094	£567	6,785		102,879	06.03.10	£6.455	664
	2008 ESA Award	09.03.09	ESA	£3.83625	143,369	£550	—		—	06.03.11	—	—
	2009 ESA Award[1]	04.05.10	ESA	$51.59	11,813	$609	—		—	06.03.13	—	—
	2010 ESA Award[1]	31.03.11	ESA	$61.76	19,121	$1,181	—		—	06.03.13	—	—
Mark Read	Def Bonus 2005	16.03.06	Deferred bonus	£6.7950	3,601	£24	1,280	[2]	4,881	16.03.10	£6.5452	32
	Def Bonus 2006	27.04.07	Deferred bonus	£7.4775	9,526	£71	—		—	16.03.11	—	—
	2007 ESA Award	03.03.08	ESA	£5.9025	43,202	£255	3,050		46,252	06.03.10	£6.455	299
	2008 ESA Award	09.03.09	ESA	£3.83625	59,954	£230	—		—	06.03.11	—	—
	2009 ESA Award	04.05.10	ESA	£6.7775	23,164	£157	—		—	06.03.13	—	—
	2010 ESA Award	31.03.11	ESA	£7.6825	38,138	£293	—		—	06.03.13	—	—
[1]	Paul Richardson’s 2009 and 2010 ESA Awards were granted in respect of ADRs.
[2]	Represents the combined total of matching shares and shares granted in lieu of dividends.

Other Long-Term Incentive Plan Awards

Renewed Leadership Equity Acquisition Plan

	Grant / award date	Investment and performance period	Number of investment shares	Share price on grant date	Maximum number of matching units at 1 Jan 2010	During 2010			Maximum number of matching units at 31 Dec 2010	Share price on vest/ deferral date	Value on vest/ deferral date £000
Name						Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell	15.12.05	01.01.05 –31.12.09	203,394	£6.175	1,016,970	(508,485)	53,760	562,245	—	£6.455	3,629
	15.11.06	01.01.06 –31.12.10	156,536	£6.84	782,680	—	—	—	782,680	—	—
	11.12.07	01.01.07 –31.12.11	148,742	£6.23	743,710	—	—	—	743,710	—	—
	31.10.08	01.01.08 –31.12.12	218,596	£3.749	1,092,980	—	—	—	1,092,980	—	—
Paul Richardson	15.12.05	01.01.05 –31.12.09	81,358	£6.175	406,790	(203,395)	21,504	224,899	—	£6.455	1,452
	15.11.06	01.01.06 –31.12.10	66,102	£6.84	330,510	—	—	—	330,510	—	—
	11.12.07	01.01.07 –31.12.11	59,497	£6.23	297,485	—	—	—	297,485	—	—
	31.10.08	01.01.08 –31.12.12	109,298	£3.749	546,490	—	—	—	546,490	—	—
Mark Read	15.12.05	01.01.05 –31.12.09	10,170	£6.175	50,850	(25,425)	—	25,425	—	£6.455	164
	15.11.06	01.01.06 –31.12.10	16,525	£6.84	82,625	—	—	—	82,625	—	—
	11.12.07	01.01.07 –31.12.11	14,874	£6.23	74,370	—	—	—	74,370	—	—
	31.10.08	01.01.08 –31.12.12	21,859	£3.749	109,295	—	—	—	109,295	—	—

The vesting schedules used for the various awards under Renewed LEAP are shown in the following tables. When actual performance falls between these positions, the match is calculated on a proportionate basis.

Awards granted in 2006 and 2007
Rank compared to peer group	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Awards granted in 2008
Rank compared to peer group	Number of matching shares
1	5
2	5
3	4
4	3
Median	1.5
Below median	0

Leadership Equity Acquisition Plan III

Name	Grant / award date	Investment and performance period	Number of invest- ment shares	Number of invest- ment options	Share price on grant date	Maximum number of matching units at 1 Jan 2010	During 2010			Maximum number of matching units at 31 Dec 2010	Share price on vest/ deferral date	Value on vest/ deferral date
							Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell	15.12.09	01.01.09 – 31.12.13	365,878	—	£6.1025	1,829,390	—	—	—	1,829,390	—	—
	24.11.10	01.01.10 – 31.12.14	416,666	—	£7.2475	—	2,083,330	—	—	2,083,330	—	—
Paul Richardson	15.12.09	01.01.09 – 31.12.13	103,423	—	£6.1025	517,115	—	—	—	517,115	—	—
	24.11.10	01.01.10 – 31.12.14	100,968	—	£7.2475	—	504,840	—	—	504,840	—	—
Mark Read	15.12.09	01.01.09 – 31.12.13	27,406	—	£6.1025	137,030	—	—	—	137,030	—	—
	24.11.10	01.01.10 – 31.12.14	25,281	—	£7.2475	—	126,405	—	—	126,405	—	—

The vesting schedule used for the awards under LEAP III is shown in the following table. When actual performance is not exactly equal to a percentile in the table below, but is more than 50% and less than 90%, the percentage of Matching Shares will be determined on a straight-line basis between the relevant figures.

Awards granted in 2009 and 2010
Aggregate market Capitalisation percentile	Number of matching shares
90th percentile	500%
80th percentile	420%
70th percentile	330%
60th percentile	240%
50th percentile	150%
40th percentile	0%
30th percentile	0%
20th percentile	0%
10th percentile	0%
Bottom	0%

The comparator groups used for the awards under Renewed LEAP (2006, 2007, 2008) and LEAP III (2009, 2010) are shown in the following table. Where a company that delists during a performance period has an undisturbed share price for less than 40% of that performance period, the Compensation Committee would usually exclude that company from the comparator group for the award in question. Otherwise, the company would usually be deemed to be disposed of and the proceeds reinvested, in respect of LEAP III, in a market capitalisation weighted index, and in respect of Renewed LEAP in a non-market capitalisation weighted index, both of which track the TSR of the remaining comparator companies.

Grant year	Comparator group
2006	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2007	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2008	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group and Publicis
2009	Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Omnicom Group and Publicis
2010	Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Omnicom Group and Publicis

Non-executive directors’ remuneration

The fees paid to non-executive directors (NEDs) are normally reviewed every two years and any changes are approved by the Board. Other than the Audit Committee chairman, the fee levels shown below have been effective since 1 January 2007. Accordingly, the Compensation Committee recommended, and the Board determined, that the existing structure should be adjusted as follows:

Position/role	From 1 January 2011	2010 fees (effective from 1 January 2007)
Chairman	£425,000	£300,000
Senior independent director	£20,000	£10,000
Non-executive director	£65,000	£60,000
Chairmanship of Audit and Compensation Committee	£40,000	£20,000	[1]
Chairmanship of Nomination Committee	£15,000	£10,000
Member of Audit and Compensation Committee	£20,000	£5,000
Member of Nomination Committee	£5,000	£5,000
[1]	Fee for chairmanship of Audit Committee effective from 1 January 2009.

From 1 January 2011, the chairman is not entitled to any further fees or salary for either chairmanship or membership of any of the Company’s committees. UK-based NEDs who are required to travel outside the UK to consider Company-related matters at meetings called at short notice will be paid £1,000 for attendance at each of those meetings. The fees detailed above are the only payments receivable by NEDs. Mr Morten will also be paid a fee of £20,000 for additional services that he provides to the Board.

The table below shows actual fees paid for the year 2010. The notice period for all NEDs is two months.

Director	Date of original contract	Expiry of current contract	Committee membership	Fee for 2010 £000		Fee for 2009 £000
P Lader	26.02.01	05.10.11	Chairman of the Company, chairman of Nomination Committee and member of Compensation Committee	315		315
C Day	25.07.05	05.10.11	Member of Audit Committee and member of Compensation Committee from 1 December 2010	65		65
E Dyson	29.06.99	05.10.11	Member of Compensation Committee and member of Nomination Committee	70		70
O Gadiesh	28.04.04	05.10.11	Member of Nomination Committee	65		65
R Li	11.10.10	11.10.13	Appointed to the Board in October 2010	14		n/a
S W Morten	02.12.91	05.10.11	Senior independent director until April 2010 and ex officio member of all committees	70	[1]	71
K Naganuma[2]	23.01.04	05.10.11		—		—
L Olayan[3]	18.03.05	05.10.11	Member of Nomination Committee	—		—
J A Quelch[4]	10.07.91	05.10.11		94		85
J Rosen	20.12.04	05.10.11	Chairman of Compensation Committee, member of Audit Committee and Senior Independent Director since April 2010	82		75
T Shriver	06.08.07	05.10.11	Member of Audit Committee until 29 June 2010 and member of Compensation Committee from 29 June 2010	65		65
P Spencer	28.04.04	05.10.11	Chairman of Audit Committee	80		80
S Trujillo	12.10.10	12.10.13	Appointed to the Board in October 2010, member of the Audit Committee from 12 October 2010	15		n/a
[1]	Fee includes ex officio payment of £6,000.
[2]	Received no fees in 2009 and 2010.
[3]	Waived fees in 2009 and 2010.
[4]	Fee includes £34,038 (£24,515 in 2009) for consulting services.

C. Board Practices

In accordance with the UK Corporate Governance Code, all of the directors will submit themselves for annual re-election at each Annual General Meeting. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners.

Information regarding the period during which each director has served is set forth in Item 6A.

Policy on directors’ service contracts, notice periods, termination payments and external appointments

The Company’s policy is that contracts should be on a rolling basis and will not include either a fixed term or liquidated damages provisions. Sir Martin Sorrell’s service contract may be terminated by the Company or by Sir Martin without, in either case, notice needing to be given — a so called ‘contract at will’. This means that the Company may terminate Sir Martin’s service contract without the need to pay compensation for any notice period.

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

Composition of the Compensation Committee

During 2010, the Compensation Committee comprised the following:

•	Jeffrey Rosen (chairman of the committee);

•	Esther Dyson;

•	Philip Lader;

•	Tim Shriver (from 29 June 2010); and

•	Colin Day (from 1 December 2010).

No member of the committee has any personal financial interest (other than as a share owner as disclosed on page 59) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses.

The terms of reference for the Compensation Committee are available on the Company’s website at www.wpp.com and will be on display at the Annual General Meeting (AGM), as set out in the Notice of AGM.

The committee’s principal responsibilities under its terms of reference include:

•	reviewing and approving the Company’s compensation strategy;

•	determining appropriate remuneration for executive directors;

•	approving the service agreements and severance arrangements for executive directors and other senior executives of the Company;

•	maintaining appropriate procedures for evaluation of executive performance;

•	overseeing succession planning and management development for senior executives in the group who are not members of the Board;

•	reviewing, approving and administering the Company’s executive long-term incentive plans, employee share schemes and other equity-related incentive plans;

•	reviewing proposed special incentive awards to senior executives;

•	monitoring prohibitions on personal loans to directors and officers;

•	determining targets for performance-related pay schemes;

•	advising on any major changes in employee benefit structures;

•	overseeing the provisions for selecting, appointing and setting the terms of reference for any remuneration consultants to the Company;

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the chief talent officer and the worldwide director of compensation & benefits. The latter two individuals provide a perspective on information reviewed by the committee and are a conduit for requests for information and analysis from the Company’s external advisors. Towers Watson, are the committee’s appointed compensation advisors; they did not provide any other material services to the Group. Squire Sanders Hammonds advises the committee on legal and tax issues relating to compensation and benefits, and provides legal advice on a range of matters to the Group.

The Compensation Committee receives external advice on all matters pertaining to the determination of fair and appropriate compensation packages for the executive directors. This advice covers competitive practice in comparator companies, tax and regulatory changes and governance issues related to the role of the Compensation Committee.

Review of the Audit Committee

During 2010, the Audit Committee comprised Paul Spencer, Jeffrey Rosen, Colin Day, Sol Trujillo and Tim Shriver. Tim Shriver stepped down from the committee in July 2010 and Sol Trujillo was appointed to the committee in October 2010.

Meetings of the Audit Committee, of which there were nine during 2010, were also attended (by invitation for all or part of any meeting) by the external auditors, the Company’s chairman, the Group finance director, Bud Morten, the director of internal audit, the Group chief counsel, deputy Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company’s senior management including the heads of the Tax, Treasury, Legal and Group Reporting teams. The committee received presentations from the heads of Tax, Transaction Services and Treasury. The committee also received reports from the Disclosure Committee in relation to the Disclosure Committee’s review and work on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee’s terms of reference, which are reviewed with the Board annually and most recently in April 2011, are available for inspection on the Company’s website at www.wpp.com and are on display prior to and at all general meetings of the Company.

During the year, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members of the committee and also for the committee’s overall effectiveness. The Board has designated Paul Spencer as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the Combined Code and the UK Corporate Governance Code.

The committee has once again overseen the progress towards compliance with Section 404 of SOX for 2010, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both the Company’s Right to Speak helpline, which is made available to employees to enable them to communicate confidentially on matters of concern and the actions taken in response to those calls.

The committee has established a policy regarding non-audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board, standards of the Public Company Accounting Oversight Board (United States) and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2010 is shown in note 3 to the financial statements and in Item 16C.

In line with the committee’s responsibility to review and appoint the external auditors and approve their remuneration and terms of engagement, in 2010 the committee monitored Deloitte’s independence, objectivity and performance with reference to frequent reports from Deloitte during the year covering the overall audit strategy and the progress and results of the audit. The committee recommends the reappointment of Deloitte.

Other work carried out by the committee in 2010 included:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements;

•	reviewing internal financial control and internal audit activities;

•	assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;

•	reviewing the Group Treasury policy with particular focus on debtors, funding and the continued ability of the Group to adopt the going concern basis in preparing financial statements;

•	reviewing reports on any material litigation or regulatory reviews involving Group companies;

•	reviewing the Group’s mergers and acquisitions strategy, any significant acquisitions, due diligence procedures and integration processes and the debt financing by the Group;

•	reviewing new business models proposed by Group companies;

•	reviewing the Group’s Code of Business Conduct and supporting training programs;

•	reviewing the Group’s tax strategy;

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission with which the Company must comply; and

•	reviewing the procedures and supporting training programs being implemented by the Group in response to the UK Bribery Act and US Foreign Corrupt Practices Act and increased regulatory focus.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2010, the Group, including all employees of associated undertakings, had approximately 146,000 employees located in approximately 2,400 offices in 107 countries compared with 138,000 and 135,000 as of 31 December 2009 and 2008, respectively. Excluding all employees of associated undertakings, this figure is 104,052 (2009: 98,759, 2008: 112,262). The average number of employees in 2010 was 101,387 compared to 105,318 and 97,438 in 2009 and 2008, respectively, including acquisitions. Their geographical distribution was as follows:

	2010	2009	2008
North America	25,546	25,004	24,493
United Kingdom	9,620	9,704	8,971
Western Continental Europe	21,154	22,230	19,448
Asia Pacific, Latin America, Africa and Middle East and Central & Eastern Europe	45,067	48,380	44,526
	101,387	105,318	97,438
Their operating sector distribution was as follows:

	2010	2009	2008

Advertising and Media Investment Management	42,424	42,906	45,754
Consumer Insight	28,167	28,325	14,934
Public Relations & Public Affairs	7,364	7,325	7,682
Branding & Identity, Healthcare and Specialist Communications	23,432	26,762	29,068
	101,387	105,318	97,438

E. Share Ownership

Directors’ Interests

Directors’ interests in the Company’s ordinary share capital, all of which were beneficial (unless otherwise stated), are shown in the following table. Save as disclosed in this table and in the rest of Item 6, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2010, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 22,083,378 shares in the Company (24,941,529 in 2009). Further details of the long-term incentive plans are given in Item 6B.

	At 1 Jan 2010 or appointment date	Shares acquired through long- term incentive plan awards in 2010		Movement during 2010 inc. shares purchased in 2010	At 31 Dec 2010 or earlier retirement or resignation	Shares acquired through long- term incentive plan awards in 2011		Other movements since 31 Dec 2010	At 18 Apr 2011	Shares contributed to charity 2007-2011 (and no longer beneficially owned)
		Vested	(sold)			Vested	(sold)
C Day	5,240	—	—	10,000	15,240	—	—	—	15,240	—
E Dyson	35,000	—	—	—	35,000	—	—	—	35,000	—
O Gadiesh	—	—	—	—	—	—	—	—	—	—
P Lader	11,950	—	—	—	11,950	—	—	—	11,950	—
R Li	—	—	—	—	—	—	—	—	—	—
S W Morten	20,000	—	—	—	20,000	—	—	—	20,000	—
K Naganuma[1]	—	—	—	—	—	—	—	—	—	—
L Olayan	—	—	—	—	—	—	—	—	—	—
J A Quelch	12,000	—	—	—	12,000	—	—	—	12,000	—
M Read[2]	79,272	71,677	(56,698)	2,875	97,126	139,782	(139,782)	6,355	103,481	—
P W G Richardson[2,3]	330,907	327,778	(164,219)	324	494,790	456,926	(415,926)	—	535,790	—
J Rosen	12,000	—	—	—	12,000	—	—	—	12,000	—
T Shriver	5,000	—	—	5,000	10,000	—	—	—	10,000	—
P Spencer	10,000	—	—	—	10,000	—	—	—	10,000	—
S Trujillo	—	—	—	10,000	10,000	—	—	—	10,000	—
Sir Martin Sorrell[2,4,5,6],7	16,405,342	722,678	(122,536)	(147,883)	16,857,601	930,262	—	(264,000)	17,523,863	805,936	[8]
[1]	K Naganuma is a director of Asatsu-DK, which at 18 April 2011 had interests in 31,295,646 shares representing 2.47% of the issued share capital of the Company.
[2]	Interests include investment shares committed to the 2007, 2008, 2009 and 2010 awards under the LEAP plans but do not include matching shares from these plans, if any.
[3]

In September 2010, AIB Group (UK) plc released from its charge to Paul Richardson 256,319 shares in the Company. These shares and 203,471 WPP ordinary shares also owned by Paul Richardson were converted into 91,958 WPP American Depositary Receipts. In September 2010, Paul Richardson agreed to charge 91,958 ADRs to Bank of America, N .A. as security for bank facilities being made available to him.

[4]	Includes 3,790,489 shares pursuant to the vesting of the 2004 and 2005 awards and part of the 2006 award granted under LEAP. The receipt of these awards has been deferred until November 2017.
[5]

Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and comprised the UK and US Deferred Stock Units Awards Agreements.

[6]

In September 2010, Sir Martin Sorrell and the trustees of two family life interest trusts of Sir Martin Sorrell charged to HSBC Private Bank Limited 984,770 and 3,863,147 ordinary shares in the Company respectively as security for facilities. These shares were previously charged to AIB Group (UK) plc as security for facilities, but were released in September 2010. In September 2010, JMS Financial Services Limited Retirement Benefit Scheme transferred 3,001,073 ordinary shares in the Company to Sir Martin Sorrell. Sir Martin Sorrell charged these shares to HSBC as further security of the facilities made available to him. These shares were previously charged to AIB Group (UK) plc as security for facilities, but were released from the charge in September 2010.

[7]	In March 2011, Sir Martin Sorrell gifted 264,000 ordinary shares to the JMMRJ Sorrell Charitable Foundation.
[8]	The JMMRJ Sorrell Charitable Foundation, of which Sir Martin Sorrell is a joint trustee, is interested in 805,936 WPP plc shares. Sir Martin has no beneficial interest in these shares.

Options held by executive directors

The options held by Mark Read at 31 December 2010 were granted prior to him becoming a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2010 (no. of shares)	Granted/ (lapsed) 2010 (no. of shares)	Exercised 2010 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2010 (no. of shares)	Share price 31 Dec 2010[1]
Mark Read	17.11.2003	17.11.2013	£5.595	10,615	—	—	—	—	10,615	£7.895
	29.10.2004	29.10.2014	£5.535	9,879	—	—	—	—	9,879	£7.895
[1]	Share price 12-month high/low: £7.95/£5.725.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

		18 April		16 April		30 April
		2011		2010		2009
Legal & General	3.78%	47,884,647	3.99%	50,154,226	4.39%	55,109,569
BlackRock Inc.	*	*	5.10%	64,106,906	*	*
AXA S.A.	*	*	4.95%	62,221,408	*	*
Massachusetts Financial Services Company	*	*	4.84%	60,838,710	4.84%	60,758,614
Invesco plc	*	*	*	*	4.60%	57,745,790
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

The disclosed interests refer to the respective combined holdings of those entities and to interests associated with them. The Company has not been notified of any other holdings of ordinary share capital of 3% or more. None of these shareholders has voting rights that are different from those of the holders of the Company’s ordinary shares generally. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.

The number of outstanding ordinary shares at 31 December 2010 was 1,264,391,221 which includes the underlying ordinary shares represented by 10,766,211 ADSs. 223 share owners of record of WPP ordinary shares were US residents at 31 December 2010.

The geographic distribution of our share ownership as of 31 December 2010 is presented below:

United Kingdom	38%
United States	34%
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	28%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material for any of the years presented.

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

Dividend distribution policy

The profit before tax for the year was £851.3 million (2009: £662.6 million, 2008: £746.8 million). The directors declared a second interim dividend of 11.82p (2009: 10.28p, 2008: 10.28p) per share to be paid on 4 July 2011 to share owners on the register at 3 June 2011 which, together with the first interim ordinary dividend of 5.97p (2009: 5.19p, 2008: 5.19p) per share paid on 8 November 2010, makes a total of 17.79p for the year (2009: 15.47p, 2008: 15.47p).

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

WPP DAS Limited 2010 financial statements are presented on page F-49.

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

	£ per Ordinary Share
	High	Low
2006	7.07	6.09
2007	7.88	5.77

2008	6.48	3.10

2009
First Quarter	4.40	3.53
Second Quarter	4.93	3.98
Third Quarter	5.51	3.85
Fourth Quarter	6.15	5.26

2010
First Quarter	6.83	5.73
Second Quarter	7.40	6.08
Third Quarter	7.30	6.15
October	7.44	6.97
November	7.55	7.12
December	7.95	7.29
Fourth Quarter	7.95	6.97

2011
January	8.02	7.73
February	8.47	7.78
March	8.37	7.38
First Quarter	8.47	7.38

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2006	67.90	53.72
2007	77.93	59.47

2008	63.19	23.28

2009
First Quarter	31.26	24.54
Second Quarter	39.22	29.47
Third Quarter	44.96	31.03
Fourth Quarter	49.99	41.76

2010
First Quarter	51.55	44.30
Second Quarter	57.03	44.48
Third Quarter	57.07	46.97
October	58.51	55.23
November	61.33	55.56
December	61.97	57.02
Fourth Quarter	61.97	55.23

2011
January	63.91	60.65
February	68.78	62.84
March	68.17	58.74
First Quarter	68.78	58.74

The Depositary held 53,831,058 ordinary shares as at 31 December 2010, approximately 4.26% of the outstanding ordinary shares, represented by 10,766,211 outstanding ADSs.

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

Capitalisation of reserves

The board of directors may, with the authority of an ordinary resolution of WPP: (A) resolve to capitalise any sum standing to the credit of any reserve account of WPP (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and (B) appropriate that sum as capital to the share owners in proportion to the nominal amount of the ordinary shares held by them respectively and apply that sum on their behalf in paying up in full any unissued ordinary shares or debentures of WPP of a nominal amount equal to that sum and allot the ordinary shares or debentures credited as fully paid to those share owners, or as they may direct, in those proportions or in paying up the whole or part of any amounts that are unpaid in respect of any issued ordinary shares held by them respectively, or otherwise deal with such sum as directed by the resolution, provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued ordinary shares to be allotted credited as fully paid up.

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

A share owner may transfer all or any of his certificated ordinary shares by an instrument of transfer in any usual form, or in such other form as the board of directors may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The board of directors may, in its absolute discretion, refuse to register any transfer of any certificated ordinary share that is not fully paid up (but not so as to prevent dealings in ordinary shares admitted to official listing by the United Kingdom Listing Authority (UKLA) from taking place on an open and proper basis) or on which WPP has a lien. The board of directors may also refuse to register any instrument of transfer of a certificated ordinary share unless it is lodged at the registered office, or such other place as the board of directors may decide, for registration, accompanied by the share certificate for the ordinary shares to be transferred and such other evidence as the board of directors may reasonably require to prove title of the intending transferor or his right to transfer the ordinary shares and it is in respect of only one class of WPP shares. If the board of directors refuses to register a transfer of a certificated ordinary share it shall, as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged or the operator-instruction was received, give to the transferee notice of the refusal. The board of directors must provide the transferee with such further information about the reasons for the refusal as the transferee may reasonably request. Unless otherwise agreed by the board of directors in any particular case, the maximum number of persons who may be entered on the register as joint holders of an ordinary share is four.

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

Uncertificated ordinary shares – general powers

Subject to the Jersey Companies Law and the Uncertificated Securities Order (as defined in the articles of association), the board of directors may permit any class of ordinary shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke such permission. In relation to any uncertificated ordinary share, WPP may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or the articles of association or otherwise in effecting any actions. Any provision in the articles of association in relation to uncertificated ordinary shares that is inconsistent with any applicable statutory provision shall not apply. WPP may, by notice to the holder of an uncertificated share, require the holder to change the form of that ordinary share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by WPP, the board of directors may determine that holdings of the same share owner in uncertificated form and in certificated form shall be treated as separate holdings but ordinary shares of a class held by a person in uncertificated form shall not be treated as a separate class from ordinary shares of that class held by that person in certificated form.

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

Subject to share owner approval at the Company’s Annual General Meeting, the Board also proposes to put in place a scrip dividend scheme which will enable share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, commencing with the second interim dividend for 2010. Details of the scrip dividend scheme, including the taxation of the scrip dividend and details of the election date for the proposed scrip dividend alternative in respect of the second interim dividend for 2010, will be sent to share owners together with the notice of the Company’s Annual General Meeting.

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

(iii) on 23 August 2005, WPP 2005 Limited, WPP Finance Co. Limited and WPP Group U.S. Finance Corp. (as borrowers), guaranteed by WPP 2005 Limited, entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) of US$1,600,000,000 with a syndicate of banks and Citibank International plc as facility agent. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1,400,000,000. The rate of margin for the facility is 0.25% per annum (increasing to 0.275% per annum following the fifth anniversary of the date of the facility) above LIBOR. The commitment fee payable on undrawn commitments is equal to 30% of the then applicable margin. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.25% per annum above the federal funds rate. WPP acceded to the facility as a borrower and a guarantor and each of WPP Air 1 Limited and WPP Air 3 Limited acceded to the facility as guarantors, in each case pursuant to an amendment and restatement agreement dated 17 November;

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

(ix) effective 19 November 2008, WPP entered into a deposit agreement with Citibank, N.A., as Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the Depositary has agreed to act as depositary with respect to the WPP ADSs issued in exchange for WPP 2008 Limited ADSs following effectiveness of the Scheme. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADR certificates, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and WPP, charges of the Depositary, and compliance with applicable law.

(x) On May 19, 2009, WPP plc issued £450,000,000 of 5.75% guaranteed convertible bonds due 2014. The bonds are guaranteed by WPP 2008 Limited, WPP 2005 Limited, WPP Air 1 Limited and WPP Air 3 Limited and were constituted by a trust deed dated May 19, 2009. The bonds are listed on the London Stock Exchange and the terms and conditions contain a conversion provision allowing bondholders to convert their bonds into ordinary shares of WPP plc within a specified period. The bonds contain a conversion option upon a change of control, a negative pledge and events of default provisions (including a cross default provision). The trust deed contains an indemnity in favour of Citicorp Trustee Company Limited.

(xi) On 10 June 2009, WPP Finance (UK) issued US$600,000,000 of 8% guaranteed senior notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as of 10 June 2009 among WPP Finance (UK), as Issuer, WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust Company, as Trustee. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a change of control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee.

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

US federal income taxation

Introduction

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF WPP SHARES OR WPP ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF ORDINARY SHARES OR ADSs FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS OF ORDINARY SHARES OR ADSs UNDER THE INTERNAL REVENUE CODE OF 1986; AND (B) HOLDERS OF ORDINARY SHARES OR ADSs SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of certain material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs by a US Holder (as defined below). The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ordinary shares or ADSs by particular investors and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10% or more of the voting stock of WPP, investors that hold ordinary shares or ADSs through a permanent establishment, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

This summary deals only with US Holders (as defined below) who elect or are deemed to elect (because they have not withdrawn their ordinary shares from the ADS programme prior to the dividend record date set by the US Depositary) to participate in the Dividend Access Plan.

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

For taxable years that begin before 2013, dividends paid by WPP or WPP DAS Limited will be taxable to a non-corporate US Holder as “qualified dividend income” at the special reduced rate normally applicable to capital gains, provided WPP qualifies for the benefits of the income tax treaty between the United States and the Republic of Ireland (the “Treaty”), which WPP believes to be the case. However, there can be no assurance that WPP will qualify for the benefits of the Treaty going forward. A US Holder will be eligible for this reduced rate only if it has held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

The surrender of ADSs in exchange for ordinary shares (or vice versa) should not be a taxable event for US federal income tax purposes and US Holders should not recognise any gain or loss upon such a surrender. A US Holder’s tax basis in the withdrawn ordinary shares will be the same as the US Holder’s tax basis in the ADSs surrendered, and the holding period of the ordinary shares will include the holding period of the ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2010 is estimated to be a net asset of £66.1 million (£129.0 million net asset with respect to interest rate swaps and £62.9 million net liability for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

The Group’s principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.0% of the Group’s gross indebtedness at 31 December 2010 (at $1,640 million, £1,350 million and €1,274 million) and 96.8% of the Group’s average gross debt during the course of 2010 (at $2,003 million, £1,653 million and €1,274 million). Including the effect of interest rate and cross-currency swaps, 82.5% of the year-end US dollar net debt is at fixed rates averaging 6.54% for an average period of 44 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 83 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 63 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2010 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

The following tables set forth the Company’s fixed and floating rate debt by currency, including the effect of interest rate and cross-currency swaps, as of 31 December 2010:

Currency	£m	Fixed rate[1]	Floating basis	Period (months)[1]
$ -fixed	1,338.0	6.54%	n/a	44
-floating	283.0	n/a	LIBOR	n/a
£ -fixed	550.0	6.07%	n/a	83
-floating	200.0	n/a	LIBOR	n/a
€ -fixed	728.7	6.50%	n/a	63
-floating	363.1	n/a	EURIBOR	n/a
¥ -fixed	71.1	2.07%	n/a	36
$C 2 -floating	81.1	n/a	LIBOR	n/a
Other	(16.8)	n/a	n/a	n/a
	3,598.2
[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2010 the amount still to be written to income was £1.7 million (2009: £2.2 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The significant terms of the interest rate swap agreements in place as of 31 December 2010:

	€	$	£	€	$
Notional principal amount	€1,100m	$300m	£200m	€100m	$45m
Average rate payable	6m Euribor + 0.6641%	Fixed 2.5801%	6m Libor + 0.6425%	Fixed 5.5625%	3m Libor +0.5947%
Average rate receivable	Fixed 4.7727%	3m Libor +0.2890%	Fixed 6.00%	3m Euribor + 0.955%	Fixed 6.29%
Average term	50 months	120 months	76 months	42 months	43 months
Latest maturity date	Jan-15	Oct - 20	Apr-17	Jun-14	Jul-14

Foreign currency

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros.

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

Significant forward foreign exchange contracts held by the Group at 31 December 2010 are contracts of €88.1  million, R176.0 million and NZ$27.2 million. The forward exchange rates to sterling that the Group is fixed into are €1.1799, R11.088 and NZ$2.0762. The contracts all mature in 2011.

These arrangements are designed to address significant exchange exposures and are renewed on a revolving basis as required.

The following table sets forth details on the cross currency swaps as of 31 December 2010 by currency:

	€ /$	¥/€	$/€	$/€	$/€	$/€	$/€	$/€	$/€	$/£	$/£	$/£	$/£
Currency Payable	€228.0m	¥9,000m	$115.0m	$110.0m	$110.0m	$180.4m	$180.3m	$180.3m	$180.8m	$110.8m	$110.8m	$111.0m	$111.0m
Currency Receivable	$278.3m	€56.6m	€85.6m	€81.9m	€81.9m	€124.5m	€124.5m	€124.5m	€124.8m	£75.0m	£75.0m	£75.0m	£75.0m
Currency Rate Payable	3m Euribor +0.955%	Fixed 2.0675%	6m Libor + 0.559%	3m Libor + 0.549%	3m Libor + 0.562%	Fixed 5.615%	Fixed 5.60%	3m Libor +0.8575%	6m Libor +0.845%	Fixed 5.92%	Fixed 5.92%	Fixed 5.825%	Fixed 5.95%
Currency Rate Receivable	Fixed 5.8750%	6m Euribor + 0.555%	6m Euribor + 0.555%	6m Euribor + 0.555%	6m Euribor + 0.555%	6m Euribor +0.795%	6m Euribor +0.795%	6m Euribor +0.795%	6m Euribor +0.795%	Fixed 5.75%	Fixed 5.75%	Fixed 5.75%	Fixed 5.75%

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying value of which represents the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2010.

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

Non-derivative financial instruments

The fair value of our $1,250 million bonds, €1,850 million Eurobonds, £1,050 million bonds at 31 December 2010 was £4,034.1 million. The Group considers that the carrying amount of bank loans approximates the fair value. The fair value is calculated by reference to market prices at 31 December 2010. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see Item 5B and note 10 to the consolidated financial statements.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

Additional Information on the Company’s risk management policies and financial instruments is disclosed in notes 24 and 25 to the Consolidated Financial Statements.

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

Depositary Payments—Fiscal Year 2010

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2010.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of 31 December 2010. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting (including those applicable to WPP DAS Ltd) at 31 December 2010. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management believes that as of 31 December 2010 our internal control over financial reporting (including those applicable to WPP DAS Ltd) was effective.

The Company’s internal control over financial reporting, (including those applicable to WPP DAS Ltd) at 31 December 2010, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 91.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting, including those controls applicable to the WPP DAS Ltd. (“the Trust”) based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting, including those applicable to the Trust, as at 31 December 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2010 of the Company and financial statements as at and for the year ended 31 December 2010 of the Trust and our reports dated 29 April 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2011

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2010, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Paul Spencer, Jeffrey Rosen, Colin Day and Sol Trujillo at 31 December 2010. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was updated in 2010, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or New York at the following addresses or telephone numbers:

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP

100 Park Avenue

New York, New York 10017-5516

Tel: (212) 632-2200

Fax: (212) 632-2222

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2010	2009
	£m	£m
Audit fees	19.0	19.4
Audit-related fees[1]	0.3	0.3
Tax fees[2]	3.9	4.1
All other fees[3]	5.3	5.0
	28.5	28.8
[1]	Audit related fees include review of the interim financial statements and Form 20-F.
[2]	Tax fees comprise tax advisory, planning and compliance services.
[3]	Other fees comprise assurance services, including fees for due diligence, transition support fees and review of earn-out payment calculations.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services (including taxation), taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte LLP, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the SEC. Other categories of work may be undertaken by Deloitte LLP subject to an approvals process that is designed appropriately for different categories and values of proposed work.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

At the Annual General Meeting of WPP plc on 2 June 2009 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 125,294,634 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 29 June 2010 and was replaced by a new authority to purchase up to a maximum number of 125,496,212 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2011 and 1 September 2011.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January				125,294,634
February				125,294,634
March	4,460,915	£6.42	4,460,915	120,833,719
April				120,833,719
May				120,833,719
June				125,496,212
July				125,496,212
August				125,496,212
September				125,496,212
October	2,297,811	£7.31	2,297,811	123,198,401
November	14,067	£7.35	14,067	123,184,334
December	122,897	£7.11	122,897	123,061,437
Total	6,895,690	£6.73	6,895,690

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

•

Rule 5635(c) requires that issuers obtain stockholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. The Company seeks share owner approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the Listing Rules of the UK Listing Authority (the Listing Rules) and the laws of Jersey. Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rules):

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2010, 2009 and 2008 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title
1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 of the Registrant’s Report on Form 6-K filed on 9 December 2008).
2.1	Deposit Agreement dated as of 19 November 2008 among WPP plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A) to the Registrant’s Registration Statement on Form F-6EF filed on 18 November 2008).
2.2	Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).
2.3	First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).
2.4	Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited and WPP Group plc, as Guarantors, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).
2.5	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.2).
2.6	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.2).
2.7	Third Supplemental Indenture, dated as of 19 December 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited, WPP Group plc and WPP Spangle, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).
2.8	Fourth Supplemental Indenture, dated as of 7 October 2008, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings (formerly known as WPP Spangle), WPP 2005 Limited and WPP Group plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).

Exhibit No.	Exhibit Title
2.9	Fifth Supplemental Indenture, dated as of 30 April 2009, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings, WPP 2005 Limited, WPP 2008 Limited (formerly known as WPP Group plc) and WPP plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 4.375% Bonds due 5 December 2013 (incorporated herein by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).
2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).
2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).
2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).
2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.25% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).
2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S. $1,600,000,000 Revolving Credit Facility Agreement dated 23 August 2005 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £600,000,000 Revolving Credit Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.18	Fifth Supplemental Indenture, dated as of 7 October 2008, among WPP plc, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, LLC, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 2.18 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title
2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $600,000,000 of 8% Senior Notes due 2014 (incorporated herein by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).
2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £450,000,000 of 5.75% Guaranteed Bonds due 2014 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).
2.21	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $30 million of 6.22% promissory notes due July 10, 2012, and $25 million of 6.34% promissory notes due July 10, 2014 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).
4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).
4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).
4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).
4.4	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).
4.5	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).
4.6	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).
4.7	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).
4.8	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).
4.9	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.10	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.11	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title
4.12	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.13	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).
4.14	WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.15	WPP plc Performance Share Plan (incorporated herein by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.16	WPP plc Restricted Stock Plan (incorporated herein by reference to Exhibit 4.20 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.17	WPP 2005 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.18	WPP Annual Bonus Deferral Programme (incorporated herein by reference to Exhibit 4.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.19	2004-2006 Long Term Incentive Plan Participant Guide (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).
4.20	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.21	WPP 2008 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.27 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.22	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.23	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell.*
4.24	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.25	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.26	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.27	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.28	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title
4.29	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.30	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.31	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).
4.32	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).
4.33	Amendment No. 2 to the Grey Global Group Inc. 2003 Senior Management Incentive Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.39 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008)
4.34	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.35	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.36	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.37	Taylor Nelson Sofres 2001 Equity Participation Plan (incorporated herein by reference to Exhibit 4.43 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.38	Taylor Nelson Sofres plc 2005 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.44 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.39	Taylor Nelson Sofres New Share Plan (incorporated herein by reference to Exhibit 4.45 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.40	Leadership Equity Acquisition Plan III (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).
8.1	List of subsidiaries.*
12.1	Certification of Group Chief Executive.*
12.2	Certification of Group Finance Director.*
13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*
13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*
14.1	Consent of Independent Registered Public Accounting Firm.*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ PAUL W G RICHARDSON
Paul W G Richardson Group Finance Director

29 April 2011

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) at 31 December 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2010 and 2009, and the results of its operations and cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 29 April 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2011

Our 2010 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2010.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorised for issue on 29 April 2011.

Basis of consolidation

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

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

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 (revised) Business Combinations.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Accounting policies (continued)

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill.

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

Interests in associates and joint ventures

The Group’s share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group’s share of net assets is shown within interests in associates in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

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

On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year. Impairment losses recognised in profit or loss for equity investments classified as ‘available for sale’ are not subsequently reversed through profit or loss.

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

Accounting policies (continued)

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

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Convertible debt

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

The consolidated income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Bank borrowings

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

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

Accounting policies (continued)

Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal and contracts directly with suppliers for media payments and production costs, the revenue recorded is the gross amount billed.

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

Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

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

Accounting policies (continued)

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

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefit costs

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the statement of comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate trustee-administered funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Accounting policies (continued)

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating leases

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

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

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;

•	IFRS 7 (amended): Financial Instruments: Disclosure;

•	IFRS 9 Financial Instruments;

•	IAS 1 (amended): Presentation of Financial Statements;

•	IAS 12 (amended): Income Taxes;

•	IAS 24 (revised): Related Party Transactions;

•	IAS 32 (amended): Classification of Rights Issues.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2011.

In the current year IFRS 2 (amended) Share-Based Payment became effective. The adoption of this Standard has not led to any changes in the Group’s accounting policies.

Accounting policies (continued)

The Group adopted IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements during the year. The revisions to these standards applied to business combinations completed after 1 January 2010. The main impact of these revised standards was as follows:

•

In the year to 31 December 2010, all acquisition-related costs have been recognised as an operating cost in the consolidated income statement whereas previously they were capitalised. Prior periods have not been restated as this change in accounting is required to be applied prospectively from 1 January 2010;

•	The term ‘minority interest’ has been changed to ‘non-controlling interest’;

•

Contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events must be recognised as a gain or loss in the consolidated income statement;

•

Equity interests held prior to control being obtained are re-measured to fair value at the acquisition date, with any resulting gain or loss recognised in the consolidated income statement. The Group excludes such gains or losses from headline PBIT (as defined in note 31);

•

Changes in ownership interest in a subsidiary that does not result in a change of control are treated as transactions among equity holders and are reported within equity shareowners’ funds. No gain or loss is recognised on such transactions and goodwill is not re-measured; and

•

Cash consideration for non-controlling interests is classified as a financing activity rather than an investing activity in the consolidated cash flow statement. Prior periods have been restated accordingly as this change in disclosure is required to be applied retrospectively.

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

Consolidated income statement

For the years ended 31 December 2010, 2009, 2008

	Notes	2010 £m		2009 £m		2008 £m

Revenue	2	9,331.0		8,684.3		7,476.9
Direct costs		(770.5)		(703.6)		(467.5)
Gross profit		8,560.5		7,980.7		7,009.4
Operating costs	3	(7,587.5)		(7,219.0)		(6,133.4)
Operating profit		973.0		761.7		876.0
Share of results of associates	4	55.2		57.0		46.0
Profit before interest and taxation		1,028.2		818.7		922.0
Finance income	6	81.7		150.4		169.6
Finance costs	6	(276.8)		(355.4)		(319.4)
Revaluation of financial instruments	6	18.2		48.9		(25.4)
Profit before taxation		851.3		662.6		746.8
Taxation	7	(190.3)		(155.7)		(232.9)
Profit for the year		661.0		506.9		513.9

Attributable to:
Equity holders of the parent		586.0		437.7		439.1
Non-controlling interests		75.0		69.2		74.8
		661.0		506.9		513.9

Earnings per share[1]
Basic earnings per ordinary share	9	47.5	p	35.9	p	38.4	p
Diluted earnings per ordinary share	9	45.9	p	35.3	p	37.6	p

Notes

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-15 to F-47 form an integral part of this consolidated income statement.

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated statement of comprehensive income

For the years ended 31 December 2010, 2009, 2008

	2010 £m	2009 £m	2008 £m
Profit for the year	661.0	506.9	513.9
Exchange adjustments on foreign currency net investments	156.3	(155.6)	1,418.6
Loss on revaluation of available for sale investments	(59.8)	(13.5)	(51.3)
Actuarial loss on defined benefit pension plans	(0.4)	(7.2)	(82.2)
Deferred tax credit/(charge) on defined benefit pension plans	0.2	(4.4)	0.7
Other comprehensive income/(loss) relating to the year	96.3	(180.7)	1,285.8
Total comprehensive income relating to the year	757.3	326.2	1,799.7
Attributable to:
Equity holders of the parent	672.6	270.4	1,685.5
Non-controlling interests	84.7	55.8	114.2
	757.3	326.2	1,799.7

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-15 to F-47 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2010, 2009, 2008

	Notes	2010 £m	2009 £m	2008 £m
Net cash inflow from operating activities	11	1,361.2	818.8	922.7
Investing activities
Acquisitions and disposals	11	(200.1)	(118.4)	(1,029.4)
Purchases of property, plant and equipment		(190.5)	(222.9)	(196.8)
Purchases of other intangible assets (including capitalised computer software)		(27.0)	(30.4)	(23.8)
Proceeds on disposal of property, plant and equipment		7.6	9.2	11.5
Net cash outflow from investing activities		(410.0)	(362.5)	(1,238.5)
Financing activities
Share option proceeds		42.7	4.1	10.6
Cash consideration for non-controlling interests	11	(15.1)	(26.4)	(19.7)
Share repurchases and buy-backs	11	(46.4)	(9.5)	(105.3)
Net increase/(decrease) in borrowings	11	19.8	(426.3)	810.4
Financing and share issue costs		(3.5)	(18.8)	(19.4)
Equity dividends paid	8	(200.4)	(189.8)	(161.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(66.7)	(63.0)	(63.5)
Net cash outflow from financing activities		(269.6)	(729.7)	451.3
Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)	135.5
Translation differences		82.2	(98.7)	120.3
Cash and cash equivalents at beginning of year		946.0	1,318.1	1,062.3
Cash and cash equivalents at end of year	11	1,709.8	946.0	1,318.1

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-15 to F-47 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2010, 2009

	Notes	2010 £m	2009 £m
Non-current assets
Intangible assets:
Goodwill	12	9,106.3	8,697.5
Other	12	1,904.5	2,000.7
Property, plant and equipment	13	708.4	680.5
Interests in associates	14	792.1	729.3
Other investments	14	173.7	294.6
Deferred tax assets	15	79.1	67.5
Trade and other receivables	17	323.5	286.1
		13,087.6	12,756.2
Current assets
Inventory and work in progress	16	366.0	306.7
Corporate income tax recoverable		82.9	73.0
Trade and other receivables	17	8,843.4	7,548.9
Cash and short-term deposits		1,965.2	1,666.7
		11,257.5	9,595.3
Current liabilities
Trade and other payables	18	(11,703.6)	(9,774.0)
Corporate income tax payable		(115.8)	(71.6)
Bank overdrafts and loans	20	(255.4)	(720.7)
		(12,074.8)	(10,566.3)
Net current liabilities		(817.3)	(971.0)
Total assets less current liabilities		12,270.3	11,785.2
Non-current liabilities
Bonds and bank loans	20	(3,598.2)	(3,586.4)
Trade and other payables	19	(388.6)	(423.3)
Corporate income tax liability		(481.8)	(485.5)
Deferred tax liabilities	15	(750.7)	(809.6)
Provision for post-employment benefits	23	(241.5)	(251.8)
Provisions for liabilities and charges	21	(161.6)	(152.9)
		(5,622.4)	(5,709.5)
Net assets		6,647.9	6,075.7
Equity
Called-up share capital	26	126.4	125.6
Share premium account		54.5	12.6
Shares to be issued		3.1	5.5
Merger reserve		(5,136.8)	(5,138.0)
Other reserves	27	1,182.8	1,093.1
Own shares		(144.8)	(154.0)
Retained earnings		10,361.4	9,949.2
Equity share owners’ funds		6,446.6	5,894.0
Non-controlling interests		201.3	181.7
Total equity		6,647.9	6,075.7

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-15 to F-47 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2010, 2009, 2008

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own Shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2008	119.2	103.9	5.3	(1,365.9)	(114.9)	(255.3)	5,482.1	3,974.4	120.4	4,094.8
Reclassification due to Group reconstruction	–	3,780.6	–	(3,769.2)	(11.4)	–	–	–	–	–
Transfer of share premium to retained earnings as part of the scheme of arrangement	–	(4,143.1)	–	–	–	–	4,143.1	–	–	–
Ordinary shares issued in respect of acquisitions	8.0	259.7	2.8	–	–	–	–	270.5	–	270.5
Other ordinary shares issued	0.2	8.3	(2.8)	1.1	–	–	1.1	7.9	–	7.9
Share issue/cancellation costs	–	(0.8)	–	(4.8)	–	–	–	(5.6)	–	(5.6)
Share cancellations	(1.9)	–	–	–	1.9	–	(112.2)	(112.2)	–	(112.2)
Exchange adjustments on foreign currency net investments	–	–	–	–	1,379.2	–	–	1,379.2	39.4	1,418.6
Net profit for the year	–	–	–	–	–	–	439.1	439.1	74.8	513.9
Dividends paid	–	–	–	–	–	–	(161.8)	(161.8)	(63.5)	(225.3)
Transfer to goodwill	–	–	3.4	–	–	–	–	3.4	–	3.4
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	62.3	62.3	–	62.3
Tax adjustment of share-based payments	–	–	–	–	–	–	(9.0)	(9.0)	–	(9.0)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	52.8	(56.4)	(3.6)	–	(3.6)
Treasury shares disposals	–	–	–	–	–	12.7	(5.8)	6.9	–	6.9
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(82.2)	(82.2)	–	(82.2)
Deferred tax on defined benefit pension plans	–	–	–	–	–	–	0.7	0.7	–	0.7
Loss on revaluation of available for sale investments	–	–	–	–	(51.3)	–	–	(51.3)	–	(51.3)
Share purchases – close period commitments	–	–	–	–	64.8	–	(5.0)	59.8	–	59.8
Recognition/remeasurement of financial instruments	–	–	–	–	(17.8)	–	1.5	(16.3)	–	(16.3)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	26.5	26.5
Balance at 31 December 2008	125.5	8.6	8.7	(5,138.8)	1,250.5	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	0.1	4.0	(1.7)	0.8	–	–	0.3	3.5	–	3.5
Exchange adjustments on foreign currency net investments	–	–	–	–	(142.2)	–	–	(142.2)	(13.4)	(155.6)
Net profit for the year	–	–	–	–	–	–	437.7	437.7	69.2	506.9
Dividends paid	–	–	–	–	–	–	(189.8)	(189.8)	(63.0)	(252.8)
Transfer from goodwill	–	–	(1.5)	–	–	–	–	(1.5)	–	(1.5)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	54.9	54.9	–	54.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.3	(45.3)	–	–	–
Treasury shares additions	–	–	–	–	–	(9.5)	–	(9.5)	–	(9.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(7.2)	(7.2)	–	(7.2)
Deferred tax on defined benefit plans	–	–	–	–	–	–	(4.4)	(4.4)	–	(4.4)
Loss on revaluation of available for sale investments	–	–	–	–	(13.5)	–	–	(13.5)	–	(13.5)
Equity component of convertible bonds (net of deferred tax)	–	–	–	–	34.7	–	–	34.7	–	34.7
Recognition/remeasurement of financial instruments	–	–	–	–	(36.4)	–	5.5	(30.9)	–	(30.9)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	(8.7)	(8.7)
Balance at 31 December 2009	125.6	12.6	5.5	(5,138.0)	1,093.1	(154.0)	9,949.2	5,894.0	181.7	6,075.7

Consolidated statement of changes in equity (continued)

For the years ended 31 December 2010, 2009, 2008

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own Shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 31 December 2009	125.6	12.6	5.5	(5,138.0)	1,093.1	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.8	41.9	(2.4)	1.2	–	–	0.9	42.4	–	42.4
Exchange adjustments on foreign currency net investments	–	–	–	–	146.6	–	–	146.6	9.7	156.3
Net profit for the year	–	–	–	–	–	–	586.0	586.0	75.0	661.0
Dividends paid	–	–	–	–	–	–	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.4	70.4	–	70.4
Tax adjustment on share-based payments	–	–	–	–	–	–	21.1	21.1	–	21.1
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	9.2	(55.6)	(46.4)	–	(46.4)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.2	0.2	–	0.2
Loss on revaluation of available for sale investments	–	–	–	–	(59.8)	–	–	(59.8)	–	(59.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.9	–	0.9	3.8	–	3.8
Acquisition of subsidiaries	–	–	–	–	–	–	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	126.4	54.5	3.1	(5,136.8)	1,182.8	(144.8)	10,361.4	6,446.6	201.3	6,647.9

Notes

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-15 to F-47 form an integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 27.

Total comprehensive income relating to the year ended 31 December 2010 was £757.3 million (2009: £326.2 million, 2008: £1,799.7 million)

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

The Group is organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors

Reported contributions were as follows:

	Revenue[1]	Headline PBIT[3]	Headline PBIT margin	Revenue[1,2]	Headline PBIT[2,3]	Headline PBIT margin[2]	Revenue[1,2]	Headline PBIT[2,3]	Headline PBIT margin[2]
	2010 £m	2010 £m	2010%	2009 £m	2009 £m	2009%	2008 £m	2008 £m	2008%
Advertising and Media Investment Management	3,733.3	573.0	15.3	3,420.5	472.8	13.8	3,380.2	581.3	17.2
Consumer Insight	2,430.2	234.8	9.7	2,297.1	196.9	8.6	1,301.8	147.6	11.3
Public Relations & Public Affairs	844.5	133.1	15.8	795.7	122.1	15.3	752.3	124.9	16.6
Branding & Identity, Healthcare and Specialist Communications	2,323.0	287.8	12.4	2,171.0	225.4	10.4	2,042.6	264.4	12.9
	9,331.0	1,228.7	13.2	8,684.3	1,017.2	11.7	7,476.9	1,118.2	15.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

2009 and 2008 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management. Headline PBIT comparatives have not been restated as the impact was insignificant.

[3]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment & write-downs	Share of results of associates	Interest in associates
	£m	£m	£m	£m	£m	£m
2010
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1
2009
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3
2008
Advertising and Media Investment Management	33.3	93.3	86.2	9.1	32.7	474.9
Consumer Insight	7.5	50.9	23.0	3.0	5.4	96.7
Public Relations & Public Affairs	4.3	13.3	13.6	–	4.1	59.6
Branding & Identity, Healthcare and Specialist Communications	17.2	63.1	50.2	73.5	3.8	83.1
	62.3	220.6	173.0	85.6	46.0	714.3

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

	Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2010
Advertising and Media Investment Management	11,795.7			(9,553.6)
Consumer Insight	3,691.2			(1,143.9)
Public Relations & Public Affairs	1,699.6			(388.4)
Branding & Identity, Healthcare and Specialist Communications	5,031.4			(1,409.4)
	22,217.9	2,127.2	24,345.1	(12,495.3)	(5,201.9)	(17,697.2)
2009
Advertising and Media Investment Management	10,539.1			(8,036.9)
Consumer Insight	3,714.6			(1,002.4)
Public Relations & Public Affairs	1,579.7			(324.9)
Branding & Identity, Healthcare and Specialist Communications	4,710.9			(1,237.8)
	20,544.3	1,807.2	22,351.5	(10,602.0)	(5,673.8)	(16,275.8)

Note

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2010 £m		2009 £m		2008 £m
Revenue[1]
North America[5]		3,299.8		3,010.0		2,603.2
UK		1,087.6		1,029.0		954.2
Western Continental Europe[4]		2,325.3		2,327.8		1,879.1
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe		2,618.3		2,317.5		2,040.4
		9,331.0		8,684.3		7,476.9

	Margin		Margin		Margin
Headline PBIT[2]
North America[5]	14.7%	484.6	13.2%	397.9	16.8%	438.3
UK	13.6%	147.9	12.8%	131.5	13.0%	124.1
Western Continental Europe[4]	9.5%	221.6	8.3%	193.4	13.1%	247.0
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe	14.3%	374.6	12.7%	294.4	15.1%	308.8
	13.2%	1,228.7	11.7%	1,017.2	15.0%	1,118.2
Non-current assets[3]
North America[5]		4,742.7		4,420.1
UK		1,693.3		1,688.3
Western Continental Europe[4]		3,728.6		4,012.6
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe		2,649.2		2,379.6
		12,813.8		12,500.6

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for a reconciliation of headline PBIT to PBIT.
[3]	Non-current assets excluding financial instruments and deferred tax.
[4]

Western Continental Europe includes Ireland with revenue of £37.4 million (2009: £43.4 million, 2008: £41.3 million), headline PBIT of £2.0 million (2009: £3.9 million, 2008: £8.0 million) and non-current assets of £65.0 million (2009: £61.6 million).

[5]

North America includes the US with revenues of £3,097.9 million (2009: £2,835.8 million, 2008: £2,444.7 million), headline PBIT of £448.7 million (2009: £370.9 million, 2008: £411.0 million) and non-current assets of £4,209.7 million (2009: £4,010.9 million).

3. Operating costs

	2010 £m	2009 £m	2008 £m
Total staff costs (note 5)	5,438.7	5,117.0	4,351.8
Establishment costs	659.2	691.6	521.3
Other operating costs (net)	1,489.6	1,410.4	1,260.3
Total operating costs	7,587.5	7,219.0	6,133.4
Operating costs include:
Goodwill impairment (note 12)	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Investment write-downs	37.5	11.1	30.5
Cost of changes to corporate structure	–	–	4.6
Amortisation and impairment of acquired intangible assets (note 12)	170.5	172.6	78.4
Amortisation of other intangible assets (note 12)	25.4	30.5	23.4
Depreciation of property, plant and equipment	178.3	189.9	145.4
Losses on sale of property, plant and equipment	0.7	0.4	1.9
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	–	–
Net foreign exchange losses/(gains)	8.0	6.4	(18.3)
Operating lease rentals:
Land and buildings	449.9	461.5	350.0
Sublease income	(32.8)	(27.0)	(24.8)
	417.1	434.5	325.2
Plant and machinery	24.8	28.0	26.5
	441.9	462.5	351.7

In 2010, operating profit includes credits totalling £16.5 million (2009: £19.4 million, 2008: £23.7 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2009. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 (revised) Business Combinations, are given in note 28.

Investment write-downs of £37.5 million (2009: £11.1 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

All of the operating costs of the Group are related to administrative expenses.

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Auditors’ remuneration:

	2010 £m	2009 £m	2008 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.5	1.7
The audit of the Company’s subsidiaries pursuant to legislation	14.8	15.0	13.3
	16.2	16.5	15.0
Other services pursuant to legislation	3.1	3.2	3.8
Fees payable to the auditors pursuant to legislation	19.3	19.7	18.8
Tax advisory services	2.7	2.6	2.2
Tax compliance services	1.2	1.5	0.9
	3.9	4.1	3.1
Corporate finance services	0.2	0.2	1.5
Other services[1]	5.1	4.8	4.4
Total non-audit fees	9.2	9.1	9.0
Total fees	28.5	28.8	27.8

Note

[1]	Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2011 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
In respect of operating leases which expire:
– within one year	4.8	4.1	6.6	32.7	43.1	63.4
– within two to five years	14.8	14.6	14.2	163.4	145.2	168.3
– after five years	0.2	1.1	0.3	159.7	143.7	107.5
	19.8	19.8	21.1	355.8	332.0	339.2

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2010 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December
2011	375.6	(21.0)	354.6
2012	311.4	(17.9)	293.5
2013	278.1	(10.0)	268.1
2014	222.7	(2.9)	219.8
2015	204.9	(2.3)	202.6
Later years	936.0	(2.0)	934.0
	2,328.7	(56.1)	2,272.6

4. Share of results of associates

Share of results of associates include:

	2010 £m	2009 £m	2008 £m
Share of profit before interest and taxation	86.0	86.3	71.5
Share of exceptional losses	(0.3)	(1.6)	(0.5)
Share of interest and non-controlling interests	(2.7)	(0.7)	0.5
Share of taxation	(27.8)	(27.0)	(25.5)
	55.2	57.0	46.0

5. Our people

Our staff numbers averaged 101,387 against 105,318 in 2009 and 97,438 in 2008, including acquisitions. Their geographical distribution was as follows:

	2010	2009	2008
North America	25,546	25,004	24,493
UK	9,620	9,704	8,971
Western Continental Europe	21,154	22,230	19,448
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	45,067	48,380	44,526
	101,387	105,318	97,438

Their operating sector distribution was as follows:

	2010	2009	2008
Advertising and Media Investment Management	42,424	42,906	45,754
Consumer Insight	28,167	28,325	14,934
Public Relations & Public Affairs	7,364	7,325	7,682
Branding & Identity, Healthcare and Specialist Communications	23,432	26,762	29,068
	101,387	105,318	97,438

At the end of 2010 staff numbers were 104,052 (2009: 98,759, 2008: 112,262). Including all employees of associated undertakings, this figure was approximately 146,000 at 31 December 2010 (2009: 138,000, 2008: 135,000).

Total staff costs were made up as follows:

	2010 £m	2009 £m	2008 £m
Wages and salaries	3,696.8	3,614.1	3,044.6
Cash-based incentive plans	271.9	122.9	151.4
Share-based incentive plans (note 22)	70.4	54.9	62.3
Social security costs	450.1	442.5	346.4
Pension costs (note 23)	120.6	116.4	98.3
Other staff costs	828.9	766.2	648.8
	5,438.7	5,117.0	4,351.8
Staff cost to revenue ratio	58.3%	58.9%	58.2%

Included above are charges of £7.7 million (2009: £6.1 million, 2008: £5.1 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Compensation for key management personnel also included £4.1 million (2009: £3.8 million, 2008: £3.6 million) of short-term benefits and £0.7 million (2009: £0.7 million, 2008: £0.6 million) of post-employment benefits.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2010 £m	2009 £m	2008 £m
Expected return on pension plan assets (note 23)	30.6	28.7	31.3
Income from available for sale investments	9.3	10.2	9.7
Interest income	41.8	111.5	128.6
	81.7	150.4	169.6

Finance costs include:

	2010 £m	2009 £m	2008 £m
Interest on pension plan liabilities (note 23)	45.9	46.1	38.9
Interest on other long-term employee benefits	1.9	1.3	1.6
Interest payable and similar charges[1]	229.0	308.0	278.9
	276.8	355.4	319.4

Notes to the consolidated financial statements (continued)

6. Finance income, finance costs and revaluation of financial instruments (continued)

Revaluation of financial instruments2 include:

	2010 £m	2009 £m	2008 £m
Movements in fair value of treasury instruments	21.8	8.4	(13.9)
Revaluation of put options over non-controlling interests	(3.6)	15.3	(11.5)
Gains on termination of hedge accounting on repayment of TNS debt	–	25.2	–
	18.2	48.9	(25.4)

Notes

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $1,250 million of US dollar bonds at an average interest rate of 6.9% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $818 million at an average interest rate of 0.85% inclusive of margin.

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2010 £m	2009 £m	2008 £m
Corporation tax
Current year	276.2	209.8	217.7
Prior years	(1.0)	(1.7)	7.0
	275.2	208.1	224.7
Deferred tax
Current year	(21.4)	(16.1)	(8.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.5)	(37.3)	(12.4)
	(58.9)	(53.4)	(20.8)
Prior years	(26.0)	1.0	29.0
	(84.9)	(52.4)	8.2
Tax charge	190.3	155.7	232.9

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2010 £m	2009 £m	2008 £m
Profit before taxation	851.3	662.6	746.8
Tax at the corporation tax rate of 25%[1] (2009: 25%[1], 2008: UK 28.5%)	212.8	165.7	212.8
Tax effect of share of results of associates	(13.8)	(14.3)	(13.4)
Tax effect of items that are not taxable	(7.8)	(63.7)	(11.7)
Tax effect of utilisation or recognition of tax losses not previously recognised	(47.5)	(10.1)	(6.5)
Effect of different tax rates of subsidiaries operating in other jurisdictions	15.4	23.7	3.5
Losses carried forward and temporary differences not recognised	58.2	55.1	12.2
Prior period adjustments	(27.0)	(0.7)	36.0
Tax charge	190.3	155.7	232.9
Effective tax rate on profit before tax	22.4%	23.5%	31.2%

7. Taxation (continued)

Note

[1]

In November 2008, WPP introduced a new holding company that is tax resident in the Republic of Ireland. As a result, the tax reconciliation for the years ended 31 December 2010 and 31 December 2009 have been prepared using the Irish non-trading corporation tax rate of 25%, which is the rate applicable to WPP plc. In 2008 the reconciliation was prepared using the prevailing UK corporation tax rate of 28.5%.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2010		2009		2008		2010 £m	2009 £m	2008 £m
Per share	Pence per share
2009 Second interim dividend paid	10.28	p	10.28	p	9.13	p	126.6	126.1	103.1
2010 First interim dividend paid	5.97	p	5.19	p	5.19	p	73.8	63.7	58.7
	16.25	p	15.47	p	14.32	p	200.4	189.8	161.8

Second interim dividend for the year ended 31 December 2010:

	2010		2009		2008
Per share	Pence per share
2010 Second interim dividend	11.82	p	10.28	p	10.28	p

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2010		2009		2008
Earnings[1] (£m)	586.0		437.7		439.1
Average shares used in Basic EPS calculation (m)	1,233.1		1,218.7		1,143.4
EPS	47.5	p	35.9	p	38.4	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is set out below:

	2010		2009		2008
Diluted earnings (£m)	614.3		437.7		439.9
Average shares used in diluted EPS calculation (m)	1,339.0		1,238.2		1,169.6
Diluted EPS	45.9	p	35.3	p	37.6	p

Diluted EPS has been calculated based on the diluted earnings amount above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2010 these convertible bonds were dilutive and earnings were consequently increased by £28.3 million for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation. For the year ended 31 December 2008 the $150 million 5% Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million for the purpose of this calculation; these bonds were redeemed on 28 October 2008. In addition, at 31 December 2010, options to purchase 11.6 million ordinary shares (2009: 33.2 million, 2008: 28.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

Notes to the consolidated financial statements (continued)

9. Earnings per share (continued)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2010 m	2009 m	2008 m
Average shares used in basic EPS calculation	1,233.1	1,218.7	1,143.4
Dilutive share options outstanding	6.7	2.1	2.9
Other potentially issuable shares	22.7	17.4	16.0
£450 million 5.75% convertible bonds	76.5	–	–
$150 million Grey convertible bonds	–	–	7.3
Shares used in diluted EPS calculation	1,339.0	1,238.2	1,169.6

At 31 December 2010 there were 1,264,391,221 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2010 £m	2009 £m	2010 £m	2009 £m
Analysis of changes in financing
Beginning of year	138.2	134.1	3,586.4	4,385.7
Other ordinary shares issued	42.7	4.1	–	–
Net increase/(decrease) in drawings on bank loans, corporate bonds and convertible bonds	–	–	19.8	(426.3)
Net amortisation of financing costs included in debt	–	–	13.6	(32.8)
Other movements	–	–	0.5	(21.1)
Exchange adjustments	–	–	(22.1)	(319.1)
End of year	180.9	138.2	3,598.2	3,586.4

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2010, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £180.9 million (2009: £138.2 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $600 million of 8% bonds due September 2014 and $650 million of 5.875% bonds due June 2014.

Eurobonds The Group has in issue €600  million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

10. Sources of finance (continued)

Revolving Credit Facilities The Group has a $1.6 billion seven-year Revolving Credit Facility due August 2012 and a £200 million amortising Revolving Credit Facility maturing in July 2011. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $818 million in 2010. The Group had available undrawn committed credit facilities of £1,145 million at December 2010 (2009: £1,335 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2010.

Convertible bonds

The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2010. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £413.2 million and the equity component is £44.5 million as at 31 December 2010.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2010 to be approximately £433.2 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2010 £m	2009 £m
Within one year	(209.4)	(210.0)
Between one and two years	(308.7)	(210.0)
Between two and three years	(721.1)	(228.1)
Between three and four years	(1,416.3)	(797.7)
Between four and five years	(509.8)	(1,396.6)
Over five years	(1,355.4)	(1,928.4)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(4,520.7)	(4,770.8)
Short-term overdrafts – within one year	(255.4)	(720.7)
Future anticipated cash flows	(4,776.1)	(5,491.5)
Effect of discounting/financing rates	922.5	1,184.4
Debt financing	(3,853.6)	(4,307.1)

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2010 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,338.0	6.54%	n/a	44
	– floating	283.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	83
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	728.7	6.50%	n/a	63
	– floating	363.1	n/a	EURIBOR	n/a
¥	– fixed	71.1	2.07%	n/a	36
$C2	– floating	81.1	n/a	LIBOR	n/a
Other		(16.8)	n/a	n/a	n/a
		3,598.2

2009 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,106.1	6.54%	n/a	56
	– floating	459.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	95
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	754.3	6.50%	n/a	75
	– floating	375.9	n/a	EURIBOR	n/a
¥	– fixed	59.8	2.07%	n/a	48
$C2	– floating	56.2	n/a	LIBOR	n/a
Other		25.1	n/a	LIBOR	n/a
		3,586.4

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2010 the amount still to be written to income was £1.7 million (2009:£2.2 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets
2010	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	74.1	46.3	160.0	205.4
Between one and two years	36.6	29.2	85.7	123.5
Between two and three years	335.2	241.1	758.8	847.0
Between three and four years	368.7	291.0	804.8	877.8
Between four and five years	480.6	355.8	556.5	656.4
Over five years	27.1	27.1	457.3	488.4
	1,322.3	990.5	2,823.1	3,198.5

2009	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	284.5	272.8	170.5	218.7
Between one and two years	38.1	31.8	78.4	111.7
Between two and three years	45.4	39.0	107.5	128.9
Between three and four years	325.9	249.7	796.3	881.8
Between four and five years	336.7	242.4	841.0	909.3
Over five years	489.3	384.4	803.8	925.5
	1,519.9	1,220.1	2,797.5	3,175.9

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-11.

Net cash from operating activities:

	2010 £m	2009 £m	2008 £m
Profit for the year	661.0	506.9	513.9
Taxation	190.3	155.7	232.9
Revaluation of financial instruments	(18.2)	(48.9)	25.4
Finance costs	276.8	355.4	319.4
Finance income	(81.7)	(150.4)	(169.6)
Share of results of associates	(55.2)	(57.0)	(46.0)
Adjustments for:
Non-cash share-based incentive plans (including share options)	70.4	54.9	62.3
Depreciation of property, plant and equipment	184.9	195.3	149.6
Impairment of goodwill	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Amortisation of other intangible assets	25.4	30.5	23.4
Investment write-downs	37.5	11.1	30.5
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	–	–
Losses on sale of property, plant and equipment	0.7	0.4	1.9
(Increase)/decrease in inventories and work in progress	(46.3)	12.4	65.6
(Increase)/decrease in receivables	(850.8)	(90.0)	492.6
Increase/(decrease) in payables – short term	1,135.7	(51.3)	(628.9)
Increase/(decrease) in payables – long term	10.3	25.5	(23.1)
(Decrease)/increase in provisions	(23.4)	1.3	(15.5)
Corporation and overseas tax paid	(207.4)	(216.6)	(182.5)
Interest and similar charges paid	(219.7)	(248.7)	(269.2)
Interest received	50.7	99.6	133.0
Investment income	4.2	1.4	1.8
Dividends from associates	53.3	45.5	44.6
Net cash inflow from operating activities	1,361.2	818.8	922.7

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2010 £m	2009 £m	2008 £m
Initial cash consideration	(138.6)	(35.4)	(872.2)
Cash and cash equivalents acquired (net)	57.0	1.3	(6.1)
Earnout payments	(113.3)	(81.5)	(67.8)
Loan note redemptions	(5.1)	–	(2.6)
Purchase of other investments (including associates)	(23.8)	(53.3)	(91.7)
Proceeds on disposal of investments	23.7	50.5	11.0
Acquisitions and disposals	(200.1)	(118.4)	(1,029.4)
Cash consideration for non-controlling interests	(15.1)	(26.4)	(19.7)
Net cash outflow	(215.2)	(144.8)	(1,049.1)

Share repurchases and buy-backs:
	2010 £m	2009 £m	2008 £m
Purchase of own shares by ESOP Trust	(46.4)	–	–
Share cancellations (excluding brokerage fees)	–	–	(112.2)
Shares purchased into treasury	–	(9.5)	–
Proceeds on disposal of treasury shares	–	–	6.9
Net cash outflow	(46.4)	(9.5)	(105.3)

Net increase/(decrease) in borrowings:
	2010 £m	2009 £m	2008 £m
Increase/(decrease) in drawings on bank loans	19.8	(1,068.0)	1,273.3
Proceeds from issue of £450 million convertible bonds	–	450.0	–
Proceeds from issue of $600 million bonds	–	367.4	–
Repayment of TNS debt	–	(175.7)	(395.7)
Repayment of €650 million bonds	–	–	(515.1)
Repayment of $100 million bonds	–	–	(50.5)
Repayment of $150 million convertible debt	–	–	(96.2)
Proceeds from issue of €750 million bonds	–	–	594.6
Net cash inflow/(outflow)	19.8	(426.3)	810.4

Cash and cash equivalents:
	2010 £m	2009 £m	2008 £m
Cash at bank and in hand	1,877.1	1,570.5	2,485.9
Short-term bank deposits	88.1	96.2	86.6
Overdrafts[1]	(255.4)	(720.7)	(1,254.4)
Cash and cash equivalents at end of year	1,709.8	946.0	1,318.1

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2010 and 2009 were as follows:

£m
Cost:
1 January 2009	9,640.6
Additions[1]	21.1
Exchange differences	(414.9)
31 December 2009	9,246.8
Additions[1]	246.3
Exchange differences	185.7
31 December 2010	9,678.8

Accumulated impairment losses and write-downs:
1 January 2009	547.4
Impairment losses for the year	21.6
Exchange differences	(19.7)
31 December 2009	549.3
Impairment losses for the year	8.3
Exchange differences	14.9
31 December 2010	572.5

Net book value:
31 December 2010	9,106.3
31 December 2009	8,697.5
1 January 2009	9,093.2

Note

[1]

Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2010 and 2009 are:

	2010 £m	2009 £m
GroupM	2,105.0	2,044.3
Kantar	1,740.0	1,738.6
Y&R Advertising	1,092.7	1,019.2
Wunderman	1,143.8	958.7
Burson-Marsteller	545.9	516.1
Other	2,478.9	2,420.6
Total goodwill	9,106.3	8,697.5

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

Other intangible assets

The movements in 2010 and 2009 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2009	1,073.2	1,377.6	203.6	2,654.4
Additions	–	–	33.5	33.5
Disposals	–	–	(8.1)	(8.1)
New acquisitions	–	6.6	–	6.6
Other movements	–	1.2	4.5	5.7
Exchange differences	(60.0)	(88.4)	(21.7)	(170.1)
31 December 2009	1,013.2	1,297.0	211.8	2,522.0
Additions	–	–	27.0	27.0
Disposals	–	–	(14.2)	(14.2)
New acquisitions	–	25.5	0.7	26.2
Other movements	–	1.1	4.0	5.1
Exchange differences	40.5	8.9	0.6	50.0
31 December 2010	1,053.7	1,332.5	229.9	2,616.1

Amortisation and impairment:
1 January 2009	–	221.7	136.9	358.6
Charge for the year	–	172.6	30.5	203.1
Disposals	–	–	(8.1)	(8.1)
Other movements	–	(2.0)	(3.1)	(5.1)
Exchange differences	–	(14.8)	(12.4)	(27.2)
31 December 2009	–	377.5	143.8	521.3
Charge for the year	–	170.5	25.4	195.9
Disposals	–	–	(14.0)	(14.0)
Other movements	–	(2.4)	2.3	(0.1)
Exchange differences	–	5.2	3.3	8.5
31 December 2010	–	550.8	160.8	711.6

Net book value:
31 December 2010	1,053.7	781.7	69.1	1,904.5
31 December 2009	1,013.2	919.5	68.0	2,000.7
1 January 2009	1,073.2	1,155.9	66.7	2,295.8

Brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

12. Intangible assets (continued)

Acquired intangible assets at net book value at 31 December 2010 include brand names of £357.4 million (2009: £377.5 million), customer-related intangibles of £327.3 million (2009: £403.5 million), and other assets (including proprietary tools) of £97.0 million (2009: £138.5 million).

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

The 2010 goodwill impairment review was initially undertaken as at 30 June 2010 and then updated as at 31 December 2010. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 9.58% (2009: 10.27%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2009: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

Goodwill impairment charges of £10.0 million and £44.3 million were recorded in the years ended 31 December 2010 and 2009, respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

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

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to an impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Notes to the consolidated financial statements (continued)

13. Property, plant and equipment

The movements in 2010 and 2009 were as follows:

	Land £m	Freehold buildings £m	Lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Com- puter equip- ment £m	Total £m
Cost:
1 January 2009	12.4	83.1	556.3	385.1	579.1	1,616.0
Additions	–	1.3	151.5	38.3	56.5	247.6
New acquisitions	–	–	0.3	0.8	1.5	2.6
Disposals	–	(0.9)	(28.1)	(31.2)	(63.2)	(123.4)
Exchange adjustments	–	(10.3)	(60.9)	(30.4)	(38.5)	(140.1)
31 December 2009	12.4	73.2	619.1	362.6	535.4	1,602.7
Additions	–	0.7	71.5	35.6	82.7	190.5
New acquisitions	–	–	2.1	2.6	4.4	9.1
Disposals	–	(0.5)	(43.0)	(37.0)	(60.7)	(141.2)
Exchange adjustments	–	–	23.0	12.2	19.3	54.5
31 December 2010	12.4	73.4	672.7	376.0	581.1	1,715.6

Depreciation:
1 January 2009	–	27.3	265.8	218.8	413.4	925.3
Charge for the year	–	2.4	60.1	46.0	86.8	195.3
Disposals	–	(0.3)	(26.6)	(28.8)	(58.8)	(114.5)
Exchange adjustments	–	(3.6)	(21.3)	(21.7)	(37.3)	(83.9)
31 December 2009	–	25.8	278.0	214.3	404.1	922.2
Charge for the year	–	2.7	58.2	42.9	81.1	184.9
Disposals	–	(0.5)	(37.6)	(35.9)	(58.7)	(132.7)
Exchange adjustments	–	–	13.1	7.0	12.7	32.8
31 December 2010	–	28.0	311.7	228.3	439.2	1,007.2

Net book value:
31 December 2010	12.4	45.4	361.0	147.7	141.9	708.4
31 December 2009	12.4	47.4	341.1	148.3	131.3	680.5
1 January 2009	12.4	55.8	290.5	166.3	165.7	690.7

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £40.7 million (2009: £17.8 million).

14. Interests in associates, joint ventures and other investments

The movements in 2010 and 2009 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other invest- ments £m
1 January 2009	340.4	373.9	714.3	310.9
Additions	17.9	–	17.9	52.4
Goodwill arising on acquisition of new associates	–	26.5	26.5	–
Share of results of associate undertakings (note 4)	57.0	–	57.0	–
Dividends and other movements	(56.1)	29.8	(26.3)	1.0
Exchange adjustments	(19.8)	(9.2)	(29.0)	(27.2)
Disposals	(0.7)	(0.2)	(0.9)	(17.9)
Reclassification to subsidiaries	(1.6)	(3.9)	(5.5)	–
Revaluation of other investments	–	–	–	(13.5)
Goodwill impairment	–	(22.7)	(22.7)	–
Amortisation of other intangible assets	–	(2.0)	(2.0)	–
Write-downs	–	–	–	(11.1)
31 December 2009	337.1	392.2	729.3	294.6
Additions	8.0	–	8.0	20.2
Goodwill arising on acquisition of new associates	–	5.6	5.6	–
Share of results of associate undertakings (note 4)	55.2	–	55.2	–
Dividends and other movements	(52.7)	(0.9)	(53.6)	–
Exchange adjustments	35.9	36.9	72.8	(24.0)
Disposals	–	–	–	(22.0)
Reclassification to subsidiaries	(8.5)	(10.4)	(18.9)	–
Revaluation of other investments	–	–	–	(59.8)
Goodwill impairment	–	(1.7)	(1.7)	–
Amortisation of other intangible assets	–	(2.4)	(2.4)	–
Write-downs	(2.2)	–	(2.2)	(35.3)
31 December 2010	372.8	419.3	792.1	173.7

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

The Group’s principal associates and joint ventures at 31 December 2010 included:

	% owned	Country of incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC	15.0	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
GIIR, Inc	22.7	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	44.2	Brazil
Ooh! Media Group Limited	27.2	Australia
Scangroup Limited	27.5	Kenya
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	20.6	Australia
The Grass Roots Group PLC	44.8	UK
The Jupiter Drawing Room Pty Limited	49.0	South Africa

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2010 was as follows: Asatsu-DK: £180.9 million, Chime Communications PLC: £22.6 million, High Co S.A.: £30.0 million, GIIR, Inc: £22.4 million, Scangroup Limited: £30.0 million, STW Communications Group Limited: £52.2 million and Ooh! Media Group Limited: £22.3 million (2009: Asatsu-DK: £125.6 million, Chime Communications PLC: £24.3 million, High Co S.A.: £23.8 million, GIIR, Inc.: £21.2 million, Scangroup Limited: £12.6 million, STW Communications Group Limited: £31.3 million and Ooh! Media Group Limited: £6.6 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2010 was as follows: Asatsu-DK: £220.7 million, Chime Communications PLC: £23.0 million, High Co S.A.: £30.9 million, GIIR, Inc: £18.7 million, Scangroup Limited: £17.1 million, STW Communications Group Limited: £69.4 million and Ooh! Media Group Limited: £17.9 million (2009: Asatsu-DK: £189.9 million, Chime Communications PLC: £22.0 million, High Co S.A.: £29.9 million, GIIR, Inc: £14.3 million, Scangroup Limited: £12.8 million, STW Communications Group Limited: £57.6 million and Ooh! Media Group Limited: £14.4 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2010.

	2010 £m	2009 £m	2008 £m
Income statement
Revenue	2,142.3	1,968.9	1,588.3
Operating profit	229.9	219.2	221.3
Profit before taxation	245.1	237.0	221.3
Profit for the year	179.1	166.0	147.6

		2010 £m	2009 £m
Balance sheet
Assets		4,355.7	3,929.4
Liabilities		(2,394.1)	(2,236.3)
Net assets		1,961.6	1,693.1

14. Interests in associates, joint ventures and other investments (continued)

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £24.9 million (2009: £22.3 million).

15. Deferred tax

The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets are recognised in relation to an element of the Group’s defined benefit pension provisions and share based payment schemes. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

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

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2010
Deferred tax assets	137.6	(58.5)	79.1
Deferred tax liabilities	(809.2)	58.5	(750.7)
	(671.6)	–	(671.6)
2009
Deferred tax assets	75.6	(8.1)	67.5
Deferred tax liabilities	(817.7)	8.1	(809.6)
	(742.1)	–	(742.1)

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2010 and 2009:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	US stock plans £m	Other short-term temporary differences £m	Total £m
1 January 2009	9.1	16.0	12.2	–	31.4	68.7
(Charge)/credit to income	(1.3)	–	(5.3)	–	17.9	11.3
Charge to equity	–	(4.4)	–	–	–	(4.4)
Exchange adjustments	0.4	0.8	0.4	–	(1.6)	–
31 December 2009	8.2	12.4	7.3	–	47.7	75.6
(Charge)/credit to income	(1.9)	0.5	(1.8)	30.6	18.0	45.4
Credit to equity	–	0.2	–	19.0	0.2	19.4
Exchange adjustments	–	–	–	–	3.3	3.3
Transfer to current tax	–	–	–	–	(6.1)	(6.1)
31 December 2010	6.3	13.1	5.5	49.6	63.1	137.6

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2010 the balance related to temporary differences in relation to accounting provisions, tax credits, fixed assets, and tax deductible goodwill.

The Group incurred losses in certain jurisdictions in the current year. Deferred tax assets of £10.5 million have been recognised in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2010 and 2009:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2009	811.2	21.1	81.9	6.0	920.2
New acquisitions	2.8	–	–	–	2.8
Prior year acquisitions[1]	1.6	–	(20.7)	(1.4)	(20.5)
(Credit)/charge to income	(55.9)	0.1	18.6	(3.9)	(41.1)
Charge to equity	–	–	–	9.8	9.8
Exchange adjustments	(47.8)	(1.0)	(5.0)	0.3	(53.5)
31 December 2009	711.9	20.2	74.8	10.8	817.7
New acquisitions	9.4	–	–	–	9.4
(Credit)/charge to income	(52.5)	0.3	14.9	(2.2)	(39.5)
Exchange adjustments	19.3	0.7	2.7	–	22.7
Transfer to current tax	–	–	–	(1.1)	(1.1)
31 December 2010	688.1	21.2	92.4	7.5	809.2

Note

[1]

Adjustments made in the year ended 31 December 2009 in relation to deferred tax liabilities that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £5,212.9 million (2009: £4,888.3 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £377.9 million (2009: £220.2 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,834.9 million (2009: £4,668.1 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £30.9 million that will expire by 2019, £98.8 million that will expire by 2021, £235.6 million that will expire by 2023 and an additional £78.5 million that will expire by 2029. £3,118.7 million of losses may be carried forward indefinitely.

15. Deferred tax (continued)

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £11,462.1 million (2009: £13,940.2 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2010 £m	2009 £m
Work in progress	362.6	304.1
Inventory	3.4	2.6
	366.0	306.7

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2010 £m	2009 £m
Trade receivables	6,280.6	5,301.1
VAT and sales taxes recoverable	72.1	81.6
Prepayments and accrued income	1,620.5	1,427.7
Other debtors	870.2	738.5
	8,843.4	7,548.9

The ageing of our trade receivables and other financial assets is as follows:

2010				Past due but not impaired
	Carrying amount at 31 December 2010 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,280.6	3,502.2	1,926.4	695.3	131.7	12.0	13.0
Other financial assets	932.0	673.0	125.4	66.9	14.5	8.3	43.9
	7,212.6	4,175.2	2,051.8	762.2	146.2	20.3	56.9
2009				Past due but not impaired
	Carrying amount at 31 December 2009 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,301.1	3,279.1	1,475.5	413.8	114.1	8.4	10.2
Other financial assets	781.8	529.7	133.1	26.8	25.4	21.9	44.9
	6,082.9	3,808.8	1,608.6	440.6	139.5	30.3	55.1

Notes to the consolidated financial statements (continued)

17. Trade and other receivables (continued)

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2010 £m	2009 £m
Prepayments and accrued income	5.6	5.8
Other debtors	123.2	92.2
Fair value of derivatives	194.7	188.1
	323.5	286.1

Movements on bad debt provisions were as follows:

	2010 £m	2009 £m	2008 £m
Balance at beginning of year	109.9	124.4	69.9
New acquisitions	2.0	0.7	19.7
Charged to operating costs	27.8	31.7	30.8
Exchange adjustments	2.2	(8.5)	21.3
Utilisations and other movements	(27.3)	(38.4)	(17.3)
Balance at end of year	114.6	109.9	124.4

The allowance for bad and doubtful debts is equivalent to 1.8% (2009: 2.0%; 2008: 2.1%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2010 £m	2009 £m
Trade payables	7,701.1	6,432.7
Other taxation and social security	385.4	377.3
Payments due to vendors (earnout agreements)	207.4	121.6
Liabilities in respect of put option agreements with vendors	136.9	108.3
Other creditors and accruals	2,196.9	1,823.2
Deferred income	1,075.9	910.9
	11,703.6	9,774.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2010 £m	2009 £m
Payments due to vendors (earnout agreements)	67.9	140.6
Liabilities in respect of put option agreements with vendors	34.1	59.9
Fair value of derivatives	129.4	83.6
Other creditors and accruals	157.2	139.2
	388.6	423.3

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year (continued)

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2010 £m	2009 £m
Within one year	207.4	121.6
Between one and two years	39.6	93.6
Between two and three years	12.1	39.5
Between three and four years	4.3	5.1
Between four and five years	4.1	2.4
Over five years	7.8	–
	275.3	262.2

2010 £m
1 January 2010	262.2
Earnouts paid	(113.3)
Revised estimates[1]	82.0
New acquisitions (note 28)	32.8
Exchange adjustments	11.6
31 December 2010	275.3

Note

[1]	Revised estimates relate to acquisitions that were completed prior to 1 January 2010 and were recorded in the consolidated balance sheet within goodwill.

The potential undiscounted amount of all future payments that could be required under the earnout agreements for acquisitions completed in 2010 and for all earnout agreements at 31 December 2010 ranges from £nil million to £110.9 million and £nil million to £916.2 million, respectively.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2010 £m	2009 £m
Bank overdrafts	255.4	720.7

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2010 £m	2009 £m
Corporate bonds and bank loans	3,598.2	3,586.4

The Group estimates that the fair value of convertible and corporate bonds is £4,034.1 million at 31 December 2010 (2009: £3,676.4 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2010 £m	2009 £m
Within one year	255.4	720.7
Between one and two years	94.2	–
Between two and three years	539.4	75.7
Between three and four years	1,249.1	554.5
Between four and five years	448.2	1,219.3
Over five years	1,267.3	1,736.9
	3,853.6	4,307.1

Notes to the consolidated financial statements (continued)

21. Provisions for liabilities and charges

The movements in 2010 and 2009 were as follows:

	Property £m	Other £m	Total £m
1 January 2009	66.6	69.3	135.9
Charged to the income statement	11.2	8.5	19.7
New acquisitions	0.1	–	0.1
Prior year acquisitions[1]	–	10.5	10.5
Utilised	(5.6)	(15.3)	(20.9)
Released to the income statement	(1.6)	(1.6)	(3.2)
Transfers	(1.9)	21.4	19.5
Exchange adjustments	(3.1)	(5.6)	(8.7)
31 December 2009	65.7	87.2	152.9
Charged to the income statement	9.1	16.5	25.6
New acquisitions	–	1.2	1.2
Utilised	(7.0)	(10.9)	(17.9)
Released to the income statement	(6.6)	(3.4)	(10.0)
Transfers	(3.7)	10.2	6.5
Exchange adjustments	0.9	2.4	3.3
31 December 2010	58.4	103.2	161.6

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2010 £m	2009 £m	2008 £m
Share-based payments	70.4	54.9	62.3

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2010, there was £108.7 million (2009: £79.3 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a period of one to two years.

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

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2010, 2009, 2008, 2007 and 2006 grants is five shares for each investment share. The 2006 Renewed LEAP plan vested in March 2011 at a match of 4.14 shares for each investment share.

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

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2010, 2009 or 2008 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

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

Movement on ordinary shares granted for significant restricted stock plans

	Non-vested 1 January 2010 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2010 number m
Renewed LEAP/LEAP III[1]	3.6	2.0	–	(1.7)	3.9
Performance Share Awards (PSA)	8.4	0.9	(0.5)	(3.7)	5.1
Leaders, Partners and High Potential Group	12.6	3.8	(1.1)	(2.5)	12.8
Weighted average fair value (pence per share):
Renewed LEAP/LEAP III[1]	563p	668p	540p	618p	593p
Performance Share Awards (PSA)	486p	566p	451p	559p	451p
Leaders, Partners and High Potential Group	501p	702p	487p	619p	538p

Note

[1]

The number of shares granted represents the ‘investment shares’ committed by participants at grant date for the 2010 LEAP III plan in addition to the matched shares awarded on vest date for the 2005 Renewed LEAP plan which vested in March 2010. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2010 was £61.8 million (2009: £55.0 million, 2008: £58.6 million).

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2010 £m	2009 £m	2008 £m
Defined contribution plans	101.5	95.5	79.7
Defined benefit plans charge to operating profit	19.1	20.9	18.6
Pension costs (note 5)	120.6	116.4	98.3
Expected return on pension plan assets (note 6)	(30.6)	(28.7)	(31.3)
Interest on pension plan liabilities (note 6)	45.9	46.1	38.9
	135.9	133.8	105.9

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2010.

The Group has a policy of closing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2010 amounted to £53.3 million (2009: £47.7 million, 2008: £44.2 million). Employer contributions and benefit payments in 2011 are expected to be in the range of £40 million to £60 million depending on the performance of the assets.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2010 % pa	2009 % pa	2008 % pa	2007 % pa
UK
Discount rate	5.4	5.7	6.0	5.8
Rate of increase in salaries	3.4	3.5	3.0	4.8
Rate of increase in pensions in payment	4.0	4.2	3.9	4.1
Inflation	3.2	3.5	2.8	3.3
Expected rate of return on equities	7.5	7.5	7.3	7.3
Expected rate of return on bonds[1]	4.5	4.8	4.9	5.3
Expected rate of return on insured annuities	5.4	5.7	6.0	5.8
Expected rate of return on property	6.9	6.9	6.9	5.0
Expected rate of return on cash and other	4.0	4.4	4.9	4.8
Weighted average return on assets	5.4	5.6	5.7	5.8
North America
Discount rate	5.1	5.7	6.3	6.1
Rate of increase in salaries	3.0	3.0	3.0	4.6
Inflation	2.5	2.5	2.5	2.5
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	4.3	4.7	5.1	5.1
Expected rate of return on cash and other	6.4	6.6	3.4	3.0
Weighted average return on assets	6.4	6.5	6.6	6.7
Western Continental Europe
Discount rate	5.3	5.5	5.7	5.5
Rate of increase in salaries	2.7	2.7	2.8	2.9
Rate of increase in pensions in payment	2.0	2.0	2.1	2.1
Inflation	2.0	2.1	2.1	2.2
Expected rate of return on equities	7.1	7.8	7.2	7.2
Expected rate of return on bonds[1]	4.4	4.1	4.5	4.5
Expected rate of return on property	6.1	6.5	6.0	5.5
Expected rate of return on cash and other	4.6	4.6	5.3	4.3
Weighted average return on assets	5.0	5.1	5.3	5.3

	2010 % pa	2009 % pa	2008 % pa	2007 % pa
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate	4.0	4.2	3.4	3.9
Rate of increase in salaries	4.4	4.2	3.9	4.0
Inflation	5.1	4.9	4.5	4.6
Expected rate of return on equities	10.0	10.1	10.0	10.0
Expected rate of return on bonds[1]	8.0	8.2	5.3	6.2
Expected rate of return on cash and other	1.0	1.1	2.1	1.6
Weighted average return on assets	3.4	3.6	3.1	3.7

Note

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.

There are a number of areas in pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

For the Group’s pension plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

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

At 31 December 2010, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Conti- nental Europe	Asia Pacific[1]
– current pensioners – male	20.7	19.7	22.4	20.0	19.3
– current pensioners – female	22.7	21.6	23.8	23.3	24.7
– future pensioners (current age 45) – male	22.3	21.2	23.6	22.5	19.3
– future pensioners (current age 45) – female	23.9	22.5	25.0	25.2	24.9

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The life expectancies after age 65 at 31 December 2009 were 20.5 years and 22.5 years for male and female current pensioners respectively, and 21.9 years and 23.7 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2010, the effect on the year-end 2010 pension deficit would be a decrease or increase, respectively, of approximately £26 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2010 £m	%	2009 £m	%	2008 £m	%
Equities	188.2	29.8	168.5	28.6	162.6	29.6
Bonds	245.7	38.9	256.8	43.7	245.1	44.5
Insured annuities	66.3	10.5	68.7	11.7	64.9	11.8
Property	9.6	1.5	9.8	1.7	12.6	2.3
Cash and other	121.5	19.3	84.3	14.3	65.2	11.8
Total fair value of assets	631.3	100.0	588.1	100.0	550.4	100.0
Present value of liabilities	(871.2)		(836.1)		(819.1)
Deficit in the plans	(239.9)		(248.0)		(268.7)
Irrecoverable surplus	(0.9)		(3.1)		(2.4)
Unrecognised past service cost	(0.7)		(0.7)		(0.9)
Net liability[1]	(241.5)		(251.8)		(272.0)
Plans in surplus	2.8		0.7		0.4
Plans in deficit	(244.3)		(252.5)		(272.4)

Note

[1]	The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £504.0 million, £637.6 million and £133.6 million in 2007 and £470.4 million, £657.0 million and £186.6 million in 2006, respectively.

Deficit in plans by region	2010 £m	2009 £m	2008 £m
UK	(3.5)	(22.0)	(24.8)
North America	(144.4)	(140.9)	(153.4)
Western Continental Europe	(75.9)	(73.9)	(80.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(16.1)	(11.2)	(10.5)
Deficit in the plans	(239.9)	(248.0)	(268.7)

23. Provision for post-employment benefits (continued)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2010, 2009 and 2008 between funded and unfunded pension plans.

	2010 Deficit £m	2010 Present value of liabilities £m	2009 Deficit £m	2009 Present value of liabilities £m	2008 Deficit £m	2008 Present value of liabilities £m
Funded plans by region
UK	(3.5)	(305.5)	(22.0)	(293.5)	(24.8)	(269.5)
North America	(66.8)	(306.5)	(65.2)	(274.5)	(71.0)	(266.8)
Western Continental Europe	(29.7)	(103.8)	(25.0)	(119.9)	(30.1)	(126.5)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.6)	(21.1)	(3.7)	(16.1)	(3.3)	(16.8)
Deficit/liabilities in the funded plans	(105.6)	(736.9)	(115.9)	(704.0)	(129.2)	(679.6)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(77.6)	(77.6)	(75.7)	(75.7)	(82.4)	(82.4)
Western Continental Europe	(46.2)	(46.2)	(48.9)	(48.9)	(49.9)	(49.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(10.5)	(10.5)	(7.5)	(7.5)	(7.2)	(7.2)
Deficit/liabilities in the unfunded plans	(134.3)	(134.3)	(132.1)	(132.1)	(139.5)	(139.5)
Deficit/liabilities in the plans	(239.9)	(871.2)	(248.0)	(836.1)	(268.7)	(819.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of comprehensive income (OCI):

	2010 £m	2009 £m	2008 £m
Current service cost	23.3	22.0	16.7
Past service (income)/cost	(0.6)	–	2.5
Gain on settlements and curtailments	(3.6)	(1.1)	(0.6)
Charge to operating profit	19.1	20.9	18.6
Expected return on pension plan assets	(30.6)	(28.7)	(31.3)
Interest on pension plan liabilities	45.9	46.1	38.9
Charge to profit before taxation for defined benefit plans	34.4	38.3	26.2
Gain/(loss) on pension plan assets relative to expected return	31.9	44.0	(93.7)
Experience gain/(loss) arising on the plan liabilities	3.4	(7.6)	4.4
Changes in assumptions underlying the present value of the plan liabilities	(37.9)	(42.7)	8.0
Change in irrecoverable surplus	2.2	(0.9)	(0.9)
Actuarial loss recognised in OCI	(0.4)	(7.2)	(82.2)

As at 31 December 2010 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £180.7 million (31 December 2009: £180.3 million, 31 December 2008: £173.1 million). Of this amount, a net loss of £79.6 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2010 £m	2009 £m	2008 £m
Plan liabilities at beginning of year	836.1	819.1	637.6
Service cost	23.3	22.0	16.7
Interest cost	45.9	46.1	38.9
Actuarial loss/(gain)	34.5	50.3	(12.4)
Benefits paid	(57.2)	(52.9)	(40.7)
Loss/(gain) due to exchange rate movements	9.7	(50.5)	133.8
Net (disposals)/acquisitions	–	(0.9)	44.3
Settlements and curtailments	(26.4)	(3.3)	(6.1)
Other[1]	5.3	6.2	7.0
Plan liabilities at end of year	871.2	836.1	819.1

Note

[1]

Other includes plan participants’ contributions, plan amendments and reclassifications. In the 2009 and 2008 financial statements these were presented as separate line items. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2010 £m	2009 £m	2008 £m
Fair value of plan assets at beginning of year	588.1	550.4	504.0
Expected return on plan assets	30.6	28.7	31.3
Actuarial gain/(loss) on plan assets	31.9	44.0	(93.7)
Employer contributions	53.3	47.7	44.2
Benefits paid	(57.2)	(52.9)	(40.7)
Gain/(loss) due to exchange rate movements	5.9	(28.3)	79.0
Net (disposals)/acquisitions	–	(0.9)	29.4
Settlements	(22.8)	(2.2)	(5.5)
Other[1]	1.5	1.6	2.4
Fair value of plan assets at end of year	631.3	588.1	550.4
Actual return on plan assets	62.5	72.7	(62.4)

23. Provision for post-employment benefits (continued)

Note

[1]	Other includes plan participants’ contributions and reclassifications. In the 2009 and 2008 financial statements these were presented as separate line items.

(f) History of experience gains and losses

	2010 £m	2009 £m	2008 £m
Gain/(loss) on pension plan assets relative to expected return:
Amount	31.9	44.0	(93.7)
Percentage of plan assets	5.1%	7.5%	(17.0%)
Experience gain/(loss) arising on the plan liabilities:
Amount	3.4	(7.6)	4.4
Percentage of the present value of the plan liabilities	0.4%	(0.9%)	0.5%
Total loss recognised in OCI:
Amount	(0.4)	(7.2)	(82.2)
Percentage of the present value of the plan liabilities	(0.0%)	(0.9%)	(10.0%)

The experience (loss)/gain on pension plan assets and plan liabilities were (£6.0) million and £0.1 million in 2007 and £9.3 million and £3.5 million in 2006, respectively.

24. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.0% of the Group’s gross indebtedness at 31 December 2010 (at $1,640 million, £1,350 million and €1,274 million) and 96.8% of the Group’s average gross debt during the course of 2010 (at $2,003 million, £1,653 million and €1,274 million).

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

Including the effect of interest rate and cross-currency swaps, 82.5% of the year-end US dollar debt is at fixed rates averaging 6.54% for an average period of 44 months; 73.3% of the sterling debt is at a fixed rate of 6.07% for an average period of 83 months; and 66.7% of the euro debt is at fixed rates averaging 6.50% for an average period of 63 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2010 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance to factor in an uncertain economic environment. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2010, the Group has access to £4.7 billion of committed funding and bank facilities with maturity dates spread over the years 2011 to 2020 as illustrated below:

	£m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
£ bonds £200m (6.375% ’20)	200.0								200.0
£ bonds £400m (6.0% ’17)	400.0							400.0
Eurobonds €750m (6.625%’16)	642.9						642.9
Eurobonds €500m (5.25%’15)	428.6					428.6
£450m convertible bonds (5.75%’14)	450.0				450.0
US bonds $650m (5.875%’14)	416.9				416.9
US bonds $600m (8.0%’14)	384.8				384.8
Eurobonds €600m (4.375%’13)	514.4			514.4
Bank revolver $1,600m	1,026.2		1,026.2
TNS acquisition revolver £200m	200.0	200.0
TNS private placements $55m	35.3		19.2		16.1
Total committed facilities available	4,699.1	200.0	1,045.4	514.4	1,267.8	428.6	642.9	400.0	200.0
Drawn down facilities at 31 December 2010	3,554.0	–	100.3	514.4	1,267.8	428.6	642.9	400.0	200.0
Undrawn committed facilities	1,145.1
Drawn down facilities at 31 December 2010	3,554.0
Net cash at 31 December 2010	(1,709.8)
Other adjustments	44.2
Net debt at 31 December 2010	1,888.4

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

24. Risk management policies (continued)

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for debt and cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2010.

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

Currency risk

A 10% weakening of sterling against the Group’s major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2010 £m	2009 £m
US dollar	91.0	87.9
Euro	73.7	76.3

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2010 would increase profit before tax by approximately £8.0 million (2009: decrease of £2.4 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2010, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £62.9 million (2009: £3.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £60.4 million (2009: £79.6 million) assets included in trade and other receivables and £123.3 million (2009: £82.7 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges were £27.9 million (2009: £111.1 million) for net investment hedges and £34.8 million (2009: £60.5 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £11.7 million (2009: £3.3 million, 2008: £2.7 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £59.3 million loss on hedging instruments and a £71.0 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £130.1 million (2009: £309.4 million). The Group estimates the fair value of these contracts to be a net liability of £0.8 million (2009: asset of £4.6 million).

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

A contract with a nominal value of $45 million has fixed interest receipts averaging 6.29% until on average July 2013 and has floating rate payments averaging LIBOR plus 0.59%.

A contract with a nominal value of $300 million has fixed rate payments averaging 2.58% until on average October 2020 and has floating rate receipts of LIBOR plus 0.29%.

The fair value of interest rate swaps entered into at 31 December 2010 is estimated to be a net asset of approximately £129.0 million (2009: £103.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £133.4 million (2009: £103.2 million) assets included in trade and other receivables and £4.4 million (2009: £0.2 million) liabilities included in trade and other payables. Included in these amounts are certain interest rate swaps that are not designated as hedges, comprising £26.1 million assets and £6.1 million liabilities.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £12.6 million (2009: gain of £11.7 million, 2008: charge of £13.0 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £14.4 million loss on hedging instruments and a £27.0 million gain on hedged items.

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2010
Other investments	–	–	–	173.7	–	173.7
Cash and short-term deposits	–	–	1,965.2	–	–	1,965.2
Bank overdrafts and loans	–	–	–	–	(255.4)	(255.4)
Bonds and bank loans	–	–	–	–	(3,598.2)	(3,598.2)
Trade and other receivables: amounts falling due within one year	–	–	7,135.3	–	–	7,135.3
Trade and other receivables: amounts falling due after more than one year	–	–	77.3	–	–	77.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,769.9)	(7,769.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(11.4)	(11.4)
Derivative assets	168.6	26.1	–	–	–	194.7
Derivative liabilities	(123.3)	(6.1)	–	–	–	(129.4)
Liabilities in respect of put options	–	(171.0)	–	–	–	(171.0)
	45.3	(151.0)	9,177.8	173.7	(11,634.9)	(2,389.1)

25. Financial instruments (continued)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2009
Other investments	–	–	–	294.6	–	294.6
Cash and short-term deposits	–	–	1,666.7	–	–	1,666.7
Bank overdrafts and loans	–	–	–	–	(720.7)	(720.7)
Bonds and bank loans	–	–	–	–	(3,586.4)	(3,586.4)
Trade and other receivables: amounts falling due within one year	–	–	6,011.3	–	–	6,011.3
Trade and other receivables: amounts falling due after more than one year	–	–	71.6	–	–	71.6
Trade and other payables: amounts falling due within one year	–	–	–	–	(6,482.6)	(6,482.6)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(29.2)	(29.2)
Derivative assets	182.8	5.3	–	–	–	188.1
Derivative liabilities	(82.9)	(0.7)	–	–	–	(83.6)
Liabilities in respect of put options	–	(168.2)	–	–	–	(168.2)
	99.9	(163.6)	7,749.6	294.6	(10,818.9)	(2,838.4)

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

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2010
Derivatives in designated hedge relationships
Derivative assets	–	168.6	–	168.6
Derivative liabilities	–	(123.3)	–	(123.3)
Held for trading
Derivative assets	–	26.1	–	26.1
Derivative liabilities	–	(6.1)	–	(6.1)
Liabilities in respect of put options	–	–	(171.0)	(171.0)
Available for sale
Other investments	–	–	173.7	173.7
	–	65.3	2.7	68.0

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2009
Derivatives in designated hedge relationships
Derivative assets	–	182.8	–	182.8
Derivative liabilities	–	(82.9)	–	(82.9)
Held for trading
Derivative assets	–	5.3	–	5.3
Derivative liabilities	–	(0.7)	–	(0.7)
Liabilities in respect of put options	–	–	(168.2)	(168.2)
Available for sale
Other investments	18.4	–	276.2	294.6
	18.4	104.5	108.0	230.9

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2009	(122.1)	292.8	170.7
Gains/(losses) recognised in the income statement	15.3	(11.1)	4.2
Losses recognised in other comprehensive income	–	(15.1)	(15.1)
Exchange differences	2.5	(26.0)	(23.5)
Additions	(78.3)	53.7	(24.6)
Disposals	–	(18.1)	(18.1)
Settlements	14.4	–	14.4
31 December 2009	(168.2)	276.2	108.0
Losses recognised in the income statement	(3.6)	(35.3)	(38.9)
Losses recognised in other comprehensive income	–	(61.3)	(61.3)
Exchange differences	(3.1)	(23.4)	(26.5)
Additions	(5.9)	20.2	14.3
Disposals	–	(2.7)	(2.7)
Settlements	9.8	–	9.8
31 December 2010	(171.0)	173.7	2.7

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
1 January 2009	1,750,000,000	175.0
31 December 2009	1,750,000,000	175.0
31 December 2010	1,750,000,000	175.0

Issued and fully paid
1 January 2009	1,255,343,263	125.5
Exercise of share options	1,148,051	0.1
31 December 2009	1,256,491,314	125.6
Exercise of share options	7,899,907	0.8
31 December 2010	1,264,391,221	126.4

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2010 was 22,083,378 (2009: 24,941,529), and £174.3 million (2009: £152.0 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2010 was 2,172,126 (2009: 2,435,288) and £17.1 million (2009: £14.8 million) respectively.

26. Authorised and issued share capital (continued)

Share options

WPP Executive Stock Option Plan

As at 31 December 2010, unexercised options over ordinary shares of 6,206,412 and unexercised options over ADRs of 1,700,034 have been granted under the WPP Executive Stock Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012 - 2018
21,197	3.763	2006 - 2013
42,154	4.210	2005 - 2012
502,077	4.210	2005 - 2012
22,994	4.210	2005 - 2013
3,832	4.210	2005 - 2012
19,161	4.210	2005 - 2012
3,065	4.210	2005 - 2012
3,832	4.210	2005 - 2012
77,552	4.438	2005 - 2012
6,759	4.438	2005 - 2012
51,247	4.615	2007 - 2013
22,533	4.865	2004 - 2011
345,570	4.865	2004 - 2011
2,000,000	5.490	2007 - 2014
27,288	5.520	2008 - 2014
94,777	5.535	2007 - 2014
578,542	5.535	2007 - 2014
447,676	5.535	2007 - 2014
6,124	5.535	2008 - 2014
6,124	5.535	2007 - 2015
24,390	5.535	2007 - 2014
2,469	5.535	2007 - 2014
167,935	5.535	2007 - 2014
143,400	5.595	2006 - 2013
725,343	5.595	2006 - 2013
17,194	5.595	2006 - 2014
7,853	5.595	2007 - 2013
2,680	5.595	2006 - 2013
13,572	5.595	2006 - 2013
224,473	5.595	2006 - 2013
2,902	5.725	2007 - 2014
2,419	5.725	2007 - 2014
11,423	5.775	2009 - 2015
14,826	5.818	2008 - 2015
2,964	5.818	2008 - 2015
6,705	5.895	2008 - 2015
4,470	5.895	2008 - 2015
2,235	5.895	2008 - 2015
9,834	5.895	2008 - 2015
4,268	5.903	2011 - 2018
6,402	5.903	2011 - 2018
4,268	5.903	2011 - 2018
5,959	6.105	2008 - 2015
4,914	6.105	2008 - 2015
7,876	6.228	2011 - 2017
2,140	6.718	2009 - 2016
6,420	6.718	2009 - 2016
3,913	6.718	2009 - 2016

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
69,369	6.718	2009 - 2016
45,153	7.180	2005 - 2012
24,123	7.550	2005 - 2012
20,196	7.550	2005 - 2012
34,921	7.550	2005 - 2012
201,805	7.550	2005 - 2012
3,741	7.550	2006 - 2012
11,109	7.723	2010 - 2017
17,788	8.110	2004 - 2011
30,886	8.110	2004 - 2011
4,929	8.193	2004 - 2011
14,446	8.193	2004 - 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012 - 2019
1,662	30.080	2006 - 2013
2,692	30.080	2006 - 2013
1,644	30.410	2011 - 2018
282,563	33.200	2005 - 2012
3,764	33.200	2005 - 2012
164,040	35.380	2004 - 2011
454,270	47.410	2006 - 2013
14,338	47.410	2006 - 2013
21,610	47.410	2006 - 2013
1,548	48.450	2007 - 2014
10,061	50.670	2008 - 2015
197	50.670	2008 - 2015
487,784	50.800	2007 - 2014
196	50.800	2007 - 2014
9,938	50.800	2007 - 2014
2,952	50.800	2007 - 2014
25,486	50.800	2007 - 2014
18,252	51.220	2007 - 2014
8,624	53.030	2005 - 2012
10,878	54.050	2005 - 2012
99,855	54.050	2005 - 2012
4,581	54.570	2008 - 2015
4,486	55.740	2008 - 2015
898	55.740	2008 - 2015
898	55.740	2008 - 2015
2,691	57.020	2008 - 2015
14,925	57.020	2008 - 2015
13,178	58.238	2004 - 2011
856	58.460	2009 - 2016
14,113	58.460	2009 - 2016
856	58.460	2009 - 2016
8,324	58.886	2004 - 2011
844	59.170	2011 - 2018
1,267	59.170	2011 - 2018
1,641	63.900	2009 - 2020
4,278	75.940	2010 - 2017

26. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2010, unexercised options over ordinary shares of 9,339,277 and unexercised options over ADRs of 1,334,208 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
110,300	3.903	2006 - 2013
1,000	3.903	2006 - 2013
3,000	3.903	2007 - 2013
4,625	4.210	2005 - 2012
625	4.210	2005 - 2013
35,340	4.819	2011 - 2018
250	5.210	2004 - 2011
185,000	5.435	2007 - 2014
1,529,987	5.483	2012 - 2019
29,041	5.483	2012 - 2016
12,250	5.483	2012 - 2020
9,375	5.483	2013 - 2019
274,363	5.483	2013 - 2019
45,738	5.483	2012 - 2019
143,375	5.608	2012 - 2019
2,875	5.775	2008 - 2015
29,400	5.913	2011 - 2018
108,000	5.917	2011 - 2018
1,000	5.990	2004 - 2011
1,089,954	6.028	2011 - 2018
428,500	6.195	2008 - 2015
6,375	6.668	2009 - 2017
81,125	6.740	2009 - 2016
718,550	6.938	2009 - 2016
23,596	7.005	2010 - 2017
2,548,001	7.113	2013 - 2020
58,250	7.113	2013 - 2020
19,375	7.113	2013 - 2017
33,750	7.113	2014 - 2020
329,750	7.113	2014 - 2020
292,525	7.180	2005 - 2012
6,000	7.180	2006 - 2012
76,457	7.478	2011 - 2017
878,225	7.718	2010 - 2017
223,300	7.960	2004 - 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
27,640	30.800	2006 - 2013
279,490	44.560	2012 - 2019
38,075	49.880	2007 - 2014
23,715	53.030	2005 - 2012
22,890	56.480	2004 - 2011
381,100	56.560	2013 - 2020
193,853	59.500	2011 - 2018
92,020	59.520	2008 - 2015
123,575	60.690	2009 - 2016
151,850	75.760	2010 - 2017

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2010, unexercised options over ordinary shares of 24,306 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
24,306	4.920	2001 - 2011

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2010, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 27,639 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007 - 2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
7,089	28.2100	2006 - 2013
1,827	28.3000	2007 - 2012
3,632	30.8300	2007 - 2012
6,371	31.4200	2005 - 2012
8,720	31.7500	2008 - 2011

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2010, unexercised options over ADRs of 54,020 have been granted under the 24/7 Real Media, Inc 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.3400	2007 - 2013
552	15.8800	2007 - 2014
427	17.1500	2007 - 2014
69	20.0100	2007 - 2015
187	20.0700	2007 - 2015
69	20.3300	2007 - 2015
12	20.8400	2007 - 2014
66	22.4900	2007 - 2015
79	23.1800	2007 - 2015
78	23.4400	2007 - 2015
19	23.8200	2007 - 2014
263	24.2000	2007 - 2014
50	25.1500	2007 - 2015
315	25.9200	2007 - 2015
79	26.1100	2007 - 2015
787	27.1200	2007 - 2015
14,852	27.5000	2007 - 2015
148	28.7700	2007 - 2015
170	34.6200	2007 - 2015
82	35.0600	2007 - 2015
89	38.8700	2007 - 2015
26,410	40.6500	2007 - 2016
110	41.4700	2007 - 2015
110	45.2900	2007 - 2016
118	46.0500	2007 - 2016
69	46.6200	2007 - 2016
345	48.3300	2007 - 2016
157	49.5400	2007 - 2016
115	49.6000	2007 - 2016
314	49.6700	2007 - 2016
89	50.4900	2007 - 2016

26. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
157	50.6800	2007 - 2016
236	50.7500	2008 - 2017
472	51.3800	2008 - 2017
156	52.5900	2008 - 2017
92	53.1000	2006 - 2017
157	53.4800	2008 - 2017
78	53.6700	2008 - 2017
314	54.1100	2007 - 2016
944	54.2400	2007 - 2016
472	54.5600	2007 - 2016
314	55.2600	2007 - 2016
74	55.6400	2007 - 2016
59	55.7600	2007 - 2016
105	55.8900	2007 - 2016
157	56.2700	2007 - 2016
574	56.7200	2007 - 2016
78	57.4800	2008 - 2017
235	58.9400	2007 - 2017
393	60.0200	2007 - 2016
78	61.2300	2008 - 2017
108	61.9200	2007 - 2016
314	62.0500	2007 - 2016
759	62.9400	2008 - 2017
157	63.3200	2008 - 2017
708	63.8900	2008 - 2017
112	64.2700	2007 - 2016
54	64.6500	2007 - 2016
78	64.9700	2007 - 2016
78	65.5400	2007 - 2016
112	67.5800	2007 - 2016
157	70.5000	2008 - 2017

Taylor Nelson Sofres plc

2005 Long Term Incentive Plan

As at 31 December 2010, unexercised options over ordinary shares of 62,828 have been granted under the Taylor Nelson Sofres plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
29,849	–	2012
32,979	–	2013

2008 New Share Plan

As at 31 December 2010, unexercised options over ordinary shares of 28,649 have been granted under the Taylor Nelson Sofres plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,649	–	2012

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

2005 Key Employee Equity Plan

As at 31 December 2010, unexercised options over ordinary shares of 4,519 have been granted under the Taylor Nelson Sofres plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
245	–	2011
4,274	–	2012

1999 Worldwide Employee Sharesave Plan

As at 31 December 2010, unexercised options over ordinary shares of 1,315,225 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
1,115	1.2700	2011
797,386	1.7300	2013 - 2015
258,353	1.9500	2011 - 2012
22,940	2.2900	2009 - 2011
5,226	2.5600	2009 - 2012
142,653	2.6500	2012 - 2014
2,236	2.9900	2010 - 2011
85,316	3.0000	2011 - 2013

The aggregate status of the WPP Share Option Plans during 2010 was as follows:

Movements on options granted (represented in ordinary shares)

					Outstanding	Exercisable
	1 January 2010 number	Granted number	Exercised number	Lapsed number	31 December 2010 number	31 December 2010 number
WPP	23,551,894	–	(6,133,058)	(2,712,254)	14,706,582	14,633,578
WWOP	13,593,366	5,022,250	(417,951)	(2,187,348)	16,010,317	5,442,153
Y&R	862,676	–	(668,610)	(194,066)	–	–
Tempus	56,468	–	(32,162)	–	24,306	24,306
Grey	392,950	–	(178,645)	(21,745)	192,560	192,560
24/7	616,205	–	(293,095)	(53,010)	270,100	222,220
TNS	1,657,024	–	(175,246)	(70,557)	1,411,221	31,517
	40,730,583	5,022,250	(7,898,767)	(5,238,980)	32,615,086	20,546,334

Weighted-average exercise price for options over:

					Outstanding	Exercisable
	1 January 2010	Granted	Exercised	Lapsed	31 December 2010	31 December 2010
Ordinary shares (£)
WPP	5.566	–	5.147	6.934	5.489	5.492
WWOP	6.306	7.113	5.700	5.512	6.218	6.954
Y&R	7.052	–	–	7.052	–	–
Tempus	5.445	–	–	–	4.920	4.920
Grey	3.499	–	–	–	3.499	3.499
TNS	1.870	–	2.046	2.116	1.836	2.348
ADRs ($)
WPP	46.939	–	37.307	54.148	45.814	45.857
WWOP	56.187	56.560	36.712	55.704	56.457	62.076
Y&R	52.298	–	–	57.376	–	–
Grey	30.949	–	30.733	36.110	30.417	30.417
24/7	38.578	–	37.920	42.054	38.610	38.121

26. Authorised and issued share capital (continued)

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 8.193	5.763	69

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 76.940	50.110	61

As at 31 December 2010 there was £6.8 million (2009: £5.8 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 21 months (2009: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2010	2009	2008
Fair value of UK options (shares)	144.5p	115.5p	129.5p
Fair value of US options (ADRs)	$10.97	$8.95	$8.36
Weighted average assumptions:
UK Risk-free interest rate	1.76%	2.27%	3.93%
US Risk-free interest rate	1.05%	1.85%	2.25%
Expected life (months)	48	48	48
Expected volatility	30%	30%	25%
Dividend yield	2.5%	2.5%	1.75%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2010 was £6.78 (2009: £4.72, 2008: £5.12) and the weighted average ADR price for the same period was $52.51 (2009: $37.23, 2008: $48.26).

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

Notes to the consolidated financial statements (continued)

27. Other reserves

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2009	(82.9)	87.3	1,246.1	1,250.5
Exchange adjustments on foreign currency net investments	–	–	(142.2)	(142.2)
Loss on revaluation of available for sale investments	–	(13.5)	–	(13.5)
Recognition and remeasurement of financial instruments	(36.4)	–	–	(36.4)
Equity component of convertible bonds (net of deferred tax)	34.7	–	–	34.7
31 December 2009	(84.6)	73.8	1,103.9	1,093.1
Exchange adjustments on foreign currency net investments	–	–	146.6	146.6
Loss on revaluation of available for sale investments	–	(59.8)	–	(59.8)
Recognition and remeasurement of financial instruments	2.9	–	–	2.9
31 December 2010	(81.7)	14.0	1,250.5	1,182.8

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 (revised) Business Combinations. IFRS 3 (revised) requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised).

Acquisitions in 2010

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.7	25.5	26.2
Property, plant and equipment	9.1	–	9.1
Cash	57.0	–	57.0
Trade receivables due within one year	161.7	–	161.7
Other current assets	56.2	–	56.2
Total assets	284.7	25.5	310.2
Current liabilities	(259.1)	–	(259.1)
Trade and other payables due after one year	(1.1)	(3.4)	(4.5)
Deferred tax liabilities	(0.1)	(9.3)	(9.4)
Provisions	(0.5)	(0.7)	(1.2)
Total liabilities	(260.8)	(13.4)	(274.2)
Net assets	23.9	12.1	36.0
Non-controlling interests			(0.5)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(32.6)
Goodwill			161.1
Consideration			164.0
Consideration satisfied by:
Cash			131.2
Payments due to vendors (note 19)			32.8

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill expected to be deductible for tax purposes is £14.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interest’s proportionate share of the acquirees’ identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2010 and the date the financial statements have been authorised for issue.

28. Acquisitions (continued)

Notes to the consolidated financial statements (continued)

28. Acquisitions (continued)

Acquisitions in 2009

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	–	6.6	6.6
Property, plant and equipment	2.6	–	2.6
Current assets	17.0	–	17.0
Total assets	19.6	6.6	26.2
Current liabilities	(11.8)	(0.1)	(11.9)
Trade and other payables due after one year	(1.2)	–	(1.2)
Deferred tax liabilities	–	(2.8)	(2.8)
Provisions	(0.1)	–	(0.1)
Total liabilities	(13.1)	(2.9)	(16.0)
Net assets	6.5	3.7	10.2
Non-controlling interest			(2.4)
Goodwill			13.1
Consideration			20.9
Consideration satisfied by:
Cash			15.4
Payments due to vendors			4.6
Capitalised acquisition costs			0.9

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

	Book Value at Acquisition £m	Accounting policy alignments[1] £m	Fair Value adjustments[2] £m	Fair Value to Group £m
Intangible assets	17.4	–	708.3	725.7
Property, plant and equipment	88.8	(7.9)	10.3	91.2
Interests in associates and other investments	2.8	15.1	(1.4)	16.5
Deferred tax assets	44.1	–	(29.4)	14.7
Current assets	601.8	(119.0)	(9.3)	473.5
Total assets	754.9	(111.8)	678.5	1,321.6
Current liabilities	(548.2)	115.9	(51.7)	(484.0)
Bonds and bank loans[3]	(577.8)	–	–	(577.8)
Trade and other payables due after one year	(18.7)	0.1	(38.0)	(56.6)
Deferred tax liabilities	(34.3)	–	(210.2)	(244.5)
Provisions	(41.2)	0.4	(16.0)	(56.8)
Total liabilities	(1,220.2)	116.4	(315.9)	(1,419.7)
Net (liabilities)/assets	(465.3)	4.6	362.6	(98.1)
Non-controlling interest				(9.6)
Goodwill				1,132.7
Consideration				1,025.0
Consideration satisfied by:
Cash				737.0
Shares[4]				267.7
Shares to be issued				2.8
Capitalised acquisition costs				17.5

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

Notes to the consolidated financial statements (continued)

28. Acquisitions (continued)

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

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	1.7	18.7	20.4
Property, plant and equipment	5.5	(0.1)	5.4
Current assets	147.1	–	147.1
Total assets	154.3	18.6	172.9
Current liabilities	(106.3)	(0.3)	(106.6)
Trade and other payables due after one year	(4.2)	(19.7)	(23.9)
Deferred tax liabilities	(0.2)	(4.3)	(4.5)
Provisions	(1.2)	–	(1.2)
Total liabilities	(111.9)	(24.3)	(136.2)
Net assets/(liabilities)	42.4	(5.7)	36.7
Non-controlling interest			(15.8)
Goodwill			132.4
Consideration			153.3
Consideration satisfied by:
Cash			108.2
Payments due to vendors			37.4
Capitalised acquisition costs			7.7

In aggregate, other acquisitions completed in 2008 contributed £106.7 million to revenues and £17.9 million to operating profit.

If all acquisitions, including TNS, had been completed on the first day of the financial year, Group revenues for the period would have been £8,534.4 million and operating profit would have been £824.8 million.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
Taylor Nelson Sofres Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation of profit before interest and taxation to headline PBIT:

Reconciliation of profit before interest and taxation to headline PBIT:

	2010 £m	2009 £m	2008 £m
Profit before interest and taxation	1,028.2	818.7	922.0
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity on acquisition of controlling interest	(13.7)	–	–
Goodwill impairment	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Share of exceptional losses of associates	0.3	1.6	0.5
Investment write-downs	37.5	11.1	30.5
Cost of changes to corporate structure	–	–	4.6
Headline PBIT	1,228.7	1,017.2	1,118.2
Headline PBIT margin (as a percent of revenue)	13.2%	11.7%	15.0%

32. Condensed consolidating financial information

WPP Finance (UK) is the issuer of $650 million of 5.875% bonds due June 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, and Young & Rubicam Brands US Holdings as subsidiary guarantors, previously registered under the Securities Act of 1933. A Form 15 giving notice of termination of registration was filed with the SEC in relation to this security on 2 August 2006. In addition, during June 2009 WPP Finance (UK) issued $600 million of 8% bonds due September 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as subsidiary guarantors.

The issuer and guarantors of the bonds are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information containing financial information for WPP Finance (UK) and the guarantors is presented beginning on page F-42. Condensed consolidating financial information is prepared in accordance with the Group’s IFRS accounting policies applied in the year ended 31 December 2010, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investments in subsidiaries” in the balance sheet, as required by the SEC.

Although the $600 million bonds do not have the identical subsidiary guarantor structure as the $650 million bonds, the exclusion of the financial information of Young & Rubicam Brands US Holdings has no financial impact on the columns presented in the condensed consolidating financial information for the years ended 31 December 2010, 2009 and 2008, as it is an indirect wholly owned subsidiary of WPP Air 1 Limited with no operations or cash flows of its own and its sole assets are its interests in certain operating subsidiaries.

In the event that WPP Finance (UK) fails to pay the holders of the securities, thereby requiring WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited in obtaining reimbursement for any such payments from WPP Finance (UK).

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information

For the year ended 31 December 2010, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	9,331.0	—	9,331.0
Direct costs	—	—	—	(770.5)	—	(770.5)
Gross profit	—	—	—	8,560.5	—	8,560.5
Operating costs	(3.1)	19.4	(0.1)	(7,603.7)	—	(7,587.5)
Operating profit/(loss)	(3.1)	19.4	(0.1)	956.8	—	973.0
Share of results of subsidiaries	626.8	734.7	—	—	(1,361.5)	—
Share of results of associates	—	—	—	55.2	—	55.2
Profit/(loss) before interest and taxation	623.7	754.1	(0.1)	1,012.0	(1,361.5)	1,028.2
Finance income	—	94.6	18.3	(31.2)	—	81.7
Finance costs	(37.7)	(224.5)	(57.6)	43.0	—	(276.8)
Revaluation of financial instruments	—	0.7	—	17.5	—	18.2
Profit/(loss) before taxation	586.0	624.9	(39.4)	1,041.3	(1,361.5)	851.3
Taxation	—	1.9	—	(192.2)	—	(190.3)
Profit/(loss) for the year	586.0	626.8	(39.4)	849.1	(1,361.5)	661.0
Attributable to:
Equity holders of the parent	586.0	626.8	(39.4)	774.1	(1,361.5)	586.0
Non-controlling interests	—	—	—	75.0	—	75.0
Profit/(loss) for the year	586.0	626.8	(39.4)	849.1	(1,361.5)	661.0
For the year ended 31 December 2009, £m
	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	8,684.3	—	8,684.3
Direct costs	—	—	—	(703.6)	—	(703.6)
Gross profit	—	—	—	7,980.7	—	7,980.7
Operating costs	(5.0)	(100.4)	—	(7,113.6)	—	(7,219.0)
Operating profit/(loss)	(5.0)	(100.4)	—	867.1	—	761.7
Share of results of subsidiaries	465.5	733.6	—	—	(1,199.1)	—
Share of results of associates	—	—	—	57.0	—	57.0
Profit before interest and taxation	460.5	633.2	—	924.1	(1,199.1)	818.7
Finance income	—	165.8	14.6	(30.0)	—	150.4
Finance costs	(22.8)	(340.3)	(42.5)	50.2	—	(355.4)
Revaluation of financial instruments	—	6.0	—	42.9	—	48.9
Profit/(loss) before taxation	437.7	464.7	(27.9)	987.2	(1,199.1)	662.6
Taxation	—	0.8	—	(156.5)	—	(155.7)
Profit/(loss) for the year	437.7	465.5	(27.9)	830.7	(1,199.1)	506.9
Attributable to:
Equity holders of the parent	437.7	465.5	(27.9)	761.5	(1,199.1)	437.7
Non-controlling interests	—	—	—	69.2	—	69.2
Profit/(loss) for the year	437.7	465.5	(27.9)	830.7	(1,199.1)	506.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information (continued) For the year ended 31 December 2008, £m
	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	7,476.9	—	7,476.9
Direct costs	—	—	—	(467.5)	—	(467.5)
Gross profit	—	—	—	7,009.4	—	7,009.4
Operating costs	(0.3)	(96.7)	1.5	(6,037.9)	—	(6,133.4)
Operating profit/(loss)	(0.3)	(96.7)	1.5	971.5	—	876.0
Share of results of subsidiaries	439.4	758.4	—	—	(1,197.8)	—
Share of results of associates	—	—	—	46.0	—	46.0
Profit before interest and taxation	439.1	661.7	1.5	1,017.5	(1,197.8)	922.0
Finance income	—	92.5	10.4	66.7	—	169.6
Finance costs	—	(304.1)	(21.7)	6.4	—	(319.4)
Revaluation of financial instruments	—	(11.3)	—	(14.1)	—	(25.4)
Profit/(loss) before taxation	439.1	438.8	(9.8)	1,076.5	(1,197.8)	746.8
Taxation	—	0.6	—	(233.5)	—	(232.9)
Profit/(loss) for the year	439.1	439.4	(9.8)	843.0	(1,197.8)	513.9
Attributable to:
Equity holders of the parent	439.1	439.4	(9.8)	768.2	(1,197.8)	439.1
Non-controlling interests	—	—	—	74.8	—	74.8
Profit/(loss) for the year	439.1	439.4	(9.8)	843.0	(1,197.8)	513.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2010, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	28.1	(395.6)	(30.6)	1,759.3	—	1,361.2
Investing activities
Acquisitions and disposals	—	20.2	—	(220.3)	—	(200.1)
Purchases of property, plant and equipment	—	(3.9)	—	(186.6)	—	(190.5)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(27.0)	—	(27.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.6	—	7.6
Net cash (outflow)/inflow from investing activities	—	16.3	—	(426.3)	—	(410.0)
Financing activities
Share option proceeds	42.7	—	—	—	—	42.7
Cash consideration for non-controlling interests	—	—	—	(15.1)	—	(15.1)
Share repurchases and buy-backs	—	—	—	(46.4)	—	(46.4)
Net increase in borrowings	—	—	—	19.8	—	19.8
Financing and share issue costs	—	—	—	(3.5)	—	(3.5)
Capital contribution (paid)/received	—	—	—	—	—	—
Equity dividends paid	(13.4)	(187.0)	—	—	—	(200.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(66.7)	—	(66.7)
Net cash (outflow)/inflow from financing activities	29.3	(187.0)	—	(111.9)	—	(269.6)
Net increase/(decrease) in cash and cash equivalents	57.4	(566.3)	(30.6)	1,221.1	—	681.6
Translation differences	0.1	(27.9)	25.9	84.1	—	82.2
Cash and cash equivalents at beginning of year	(56.1)	(2,245.0)	726.7	2,520.4	—	946.0
Cash and cash equivalents at end of year	1.4	(2,839.2)	722.0	3,825.6	—	1,709.8

For the year ended 31 December 2009, £m	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(468.3)	(223.6)	(28.5)	1,539.3	(0.1)	818.8
Investing activities
Acquisitions and disposals	—	—	—	(118.4)	—	(118.4)
Purchases of property, plant and equipment	—	(2.1)	—	(220.8)	—	(222.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(30.4)	—	(30.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.2	—	9.2
Net cash outflow from investing activities	—	(2.1)	—	(360.4)	—	(362.5)
Financing activities
Share option proceeds	4.1	—	—	—	—	4.1
Cash consideration for non-controlling interests	—	—	—	(26.4)	—	(26.4)
Share repurchases and buy-backs	(9.5)	—	—	—	—	(9.5)
Net (decrease)/increase in borrowings	450.0	(1,050.7)	370.7	(196.3)	—	(426.3)
Financing and share issue costs	(10.0)	—	—	(8.8)	—	(18.8)
Capital contribution (paid)/received	—	(111.7)	—	111.7	—	—
Equity dividends paid	(22.3)	(55.9)	—	(111.7)	0.1	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(63.0)	—	(63.0)
Net cash (outflow)/inflow from financing activities	412.3	(1,218.3)	370.7	(294.5)	0.1	(729.7)
Net (decrease)/increase in cash and cash equivalents	(56.0)	(1,444.0)	342.2	884.4	—	(273.4)
Translation differences	0.1	(207.8)	(41.4)	150.4	—	(98.7)
Cash and cash equivalents at beginning of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1
Cash and cash equivalents at end of year	(56.1)	(2,245.0)	726.7	2,520.4	—	946.0

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2008, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(0.3)	522.5	(11.9)	413.5	(1.1)	922.7
Investing activities
Acquisitions and disposals	—	(1.3)	—	(1,028.1)	—	(1,029.4)
Purchases of property, plant and equipment	—	(2.1)	—	(194.7)	—	(196.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(23.8)	—	(23.8)
Proceeds on disposal of property, plant and equipment	—	—	—	11.5	—	11.5
Net cash outflow from investing activities	—	(3.4)	—	(1,235.1)	—	(1,238.5)
Financing activities
Share option proceeds	—	10.6	—	—	—	10.6
Cash consideration for non-controlling interests	—	—	—	(19.7)	—	(19.7)
Share repurchases and buy-backs	—	(105.3)	—	—	—	(105.3)
Net increase/(decrease) in borrowings	—	1,236.3	—	(425.9)	—	810.4
Financing and share issue costs	0.1	(15.0)	—	(4.5)	—	(19.4)
Capital contribution (paid)/received	—	—	—	—	—	—
Equity dividends paid	—	(162.9)	—	—	1.1	(161.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(63.5)	—	(63.5)
Net cash inflow/(outflow) from financing activities	0.1	963.7	—	(513.6)	1.1	451.3
Net increase/(decrease) in cash and cash equivalents	(0.2)	1,482.8	(11.9)	(1,335.2)	—	135.5
Translation differences	—	307.0	116.0	(302.7)	—	120.3
Cash and cash equivalents at beginning of year	—	(2,383.0)	321.8	3,123.5	—	1,062.3
Cash and cash equivalents at end of year	(0.2)	(593.2)	425.9	1,485.6	—	1,318.1

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information

At 31 December 2010, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,106.3	—	9,106.3
Other	—	—	—	1,904.5	—	1,904.5
Property, plant and equipment	—	4.6	—	703.8	—	708.4
Investment in subsidiaries	6,469.4	12,520.8	—	—	(18,990.2)	—
Interests in associates	—	—	—	792.1	—	792.1
Other investments	—	—	—	173.7	—	173.7
Deferred tax assets	—	—	—	79.1	—	79.1
Trade and other receivables	—	126.2	—	197.3	—	323.5
	6,469.4	12,651.6	—	12,956.8	(18,990.2)	13,087.6
Current assets
Inventory and work in progress	—	—	—	366.0	—	366.0
Corporate income tax recoverable	—	—	—	82.9	—	82.9
Trade and other receivables	0.3	50.1	2.8	8,790.2	—	8,843.4
Cash and short-term deposits	1.4	903.7	722.0	4,081.0	(3,742.9)	1,965.2
	1.7	953.8	724.8	13,320.1	(3,742.9)	11,257.5
Current Liabilities
Trade and other payables	(4.8)	(72.6)	(10.1)	(11,616.1)	—	(11,703.6)
Corporate income tax payable	—	—	—	(115.8)	—	(115.8)
Bank overdrafts and loans	—	(3,742.9)	—	(255.4)	3,742.9	(255.4)
	(4.8)	(3,815.5)	(10.1)	(11,987.3)	3,742.9	(12,074.8)
Net current (liabilities)/assets	(3.1)	(2,861.7)	714.7	1,332.8	—	(817.3)
Total assets less current liabilities	6,466.3	9,789.9	714.7	14,289.6	(18,990.2)	12,270.3
Non-current liabilities
Bonds and bank loans	(413.2)	(1,608.8)	(797.4)	(778.8)	—	(3,598.2)
Trade and other payables	—	(110.1)	—	(278.5)	—	(388.6)
Corporate income tax liability	—	—	—	(481.8)	—	(481.8)
Deferred tax liabilities	—	—	—	(750.7)	—	(750.7)
Provisions for post-employment benefits	—	—	—	(241.5)	—	(241.5)
Provisions for liabilities and charges	—	—	—	(161.6)	—	(161.6)
	(413.2)	(1,718.9)	(797.4)	(2,692.9)	—	(5,622.4)
Net intercompany receivable/(payable)	393.5	(1,601.6)	—	1,208.1	—	—
Net assets/(liabilities)	6,446.6	6,469.4	(82.7)	12,804.8	(18,990.2)	6,647.9
Attributable to:
Equity share owners’ funds	6,446.6	6,469.4	(82.7)	12,603.5	(18,990.2)	6,446.6
Non-controlling interests	—	—	—	201.3	—	201.3
Total equity	6,446.6	6,469.4	(82.7)	12,804.8	(18,990.2)	6,647.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2009, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	8,697.5	—	8,697.5
Other	—	—	—	2,000.7	—	2,000.7
Property, plant and equipment	—	2.5	—	678.0	—	680.5
Investment in subsidiaries	5,905.2	11,659.7	—	—	(17,564.9)	—
Interests in associates	—	—	—	729.3	—	729.3
Other investments	—	—	—	294.6	—	294.6
Deferred tax assets	—	—	—	67.5	—	67.5
Trade and other receivables	—	115.3	—	170.8	—	286.1
	5,905.2	11,777.5	—	12,638.4	(17,564.9)	12,756.2
Current assets
Inventory and work in progress	—	—	—	306.7	—	306.7
Corporate income tax recoverable	—	—	—	73.0	—	73.0
Trade and other receivables	0.9	48.1	9.6	7,490.3	—	7,548.9
Cash and short-term deposits	1.7	1,296.8	727.8	3,182.2	(3,541.8)	1,666.7
	2.6	1,344.9	737.4	11,052.2	(3,541.8)	9,595.3
Current Liabilities
Trade and other payables	(4.5)	(85.8)	(9.7)	(9,674.0)	—	(9,774.0)
Corporate income tax payable	—	—	—	(71.6)	—	(71.6)
Bank overdrafts and loans	(57.8)	(3,541.8)	(1.1)	(661.8)	3,541.8	(720.7)
	(62.3)	(3,627.6)	(10.8)	(10,407.4)	3,541.8	(10,566.3)
Net current (liabilities)/assets	(59.7)	(2,282.7)	726.6	644.8	—	(971.0)
Total assets less current liabilities	5,845.5	9,494.8	726.6	13,283.2	(17,564.9)	11,785.2
Non-current liabilities
Bonds and bank loans	(402.3)	(1,624.2)	(766.6)	(793.3)	—	(3,586.4)
Trade and other payables	—	(109.5)	—	(313.8)	—	(423.3)
Corporate income tax liability	—	—	—	(485.5)	—	(485.5)
Deferred tax liabilities	—	—	—	(809.6)	—	(809.6)
Provisions for post-employment benefits	—	—	—	(251.8)	—	(251.8)
Provisions for liabilities and charges	—	—	—	(152.9)	—	(152.9)
	(402.3)	(1,733.7)	(766.6)	(2,806.9)	—	(5,709.5)
Net intercompany receivable/(payable)	450.8	(1,855.9)	—	1,405.1	—	—
Net assets/(liabilities)	5,894.0	5,905.2	(40.0)	11,881.4	(17,564.9)	6,075.7
Attributable to:
Equity share owners’ funds	5,894.0	5,905.2	(40.0)	11,699.7	(17,564.9)	5,894.0
Non-controlling interests	—	—	—	181.7	—	181.7
Total equity	5,894.0	5,905.2	(40.0)	11,881.4	(17,564.9)	6,075.7

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP DAS Ltd

We have audited the accompanying balance sheets of WPP DAS Ltd (the “Trust”) at 31 December 2010 and 2009 and the related cash flow statements and statements of changes in equity for each of the two years in the period ended 31 December 2010 and the period from 9 July 2008 through 31 December 2008. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing any opinion on the Trust’s internal control over financial reporting. Accordingly, we express no such separate opinion. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at 31 December 2010 and 2009, and its cash flows for each of the two years in the period ended 31 December 2010 and the period from 9 July 2008 through 31 December 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2011

Cash flow statement

For the years ended 31 December 2010 and 2009 and the period from 9 July 2008 to 31 December 2008

	Notes	2010 £m	2009 £m	2008 £m
Net cash inflow from operating activities		–	–	–
Investing activities		–	–	–
Financing activities		–	–	–
Issue of ordinary shares	3	–	111.7	–
Dividends Paid	4	–	(111.7)	–
Net cash inflow from financing activities		–	–	–
Net increase in cash and cash equivalents		–	–	–
Cash and cash equivalents at beginning of year		–	–	–
Cash and cash equivalents at end of year		–	–	–

Note

The accompanying notes form an integral part of this cash flow statement.

Balance sheet

At 31 December 2010, 2009

	2010 £m	2009 £m
Assets	–	–
Liabilities	–	–
Net assets	–	–
Equity	–	–

Note

The accompanying notes form an integral part of this balance sheet.

Statement of changes in equity

For the years ended 31 December 2010 and 2009 and the period from 9 July 2008 to 31 December 2008

	Notes	Share capital £m	Distributable Reserve £m	Total £m
Issue of ordinary shares		–	–	–
Capital reduction		–	–	–
Dividends		–	–	–
At 31 December 2008		–	–	–
Issue of ordinary shares	3	167.6	–	167.6
Capital reduction	3	(167.6)	167.6	–
Dividends	4	–	(167.6)	(167.6)
At 31 December 2009		–	–	–
Issue of ordinary shares	3	187.0	–	187.0
Capital reduction	3	(187.0)	187.0	–
Dividends	4	–	(187.0)	(187.0)
At 31 December 2010		–	–	–

Note

The accompanying notes form an integral part of this statement of changes in equity.

Notes to the financial statements

1. The dividend access trust

WPP DAS Limited (the “Trust”) was established on 9 July 2008 by WPP plc (“WPP”). The Trust is governed by the applicable laws of England and Wales and is a resident for tax purposes in the United Kingdom, WPP is a resident for tax purposes in the Republic of Ireland. The Trust is a wholly owned subsidiary of WPP 2008 Limited which is an indirect wholly owned subsidiary of WPP plc.

WPP DAS Limited was formed as part of WPP’s Dividend Access Plan, which was primarily designed to ensure that WPP share owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no Irish tax is required to be withheld from the payment of dividends to share owners. To facilitate WPP’s Dividend Access Plan, the Trust issued one dividend access share to the trustee. WPP share owners will not have any interest in the dividend access share and will not have any rights against the Trust as the issuer of the dividend access share. The only assets held in trust for the benefit of share owners will be dividends paid to the trustee in respect of the dividend access share.

To ensure compliance with UK trust law rules, the period during which the dividend access trust may continue is restricted. However, the dividend access trust under current law is able to continue for 80 years.

2. Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Trust for the year ended 31 December 2010.

The financial statements were approved by the Board of Directors and authorised for issue on 29 April 2011.

Income statement and statement of comprehensive income

An income statement and a statement of comprehensive income are not presented with these financial statements because the Trust did not receive income, incur expense or recognise any gain or loss during the period under review.

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

3. Share capital and distributable reserve

In July 2008 the Trust issued 1 ordinary share with a nominal value of £1 to WPP 2008 Limited and in April 2009 the Trust issued 1 non-voting dividend access share with a nominal value of £1.

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

On 25 March 2010 the Trust issued 117,301,956 ordinary shares of £1 each to another Group company and on the same date a capital reduction was performed. On 28 October 2010 the Trust issued a further 69,706,978 ordinary shares of £1 each and on the same date a capital reduction was performed. As a result of this transaction the Trust remained with called-up share capital of 1 ordinary share of £1 and 1 dividend access share of £1.

4. Dividends

	2010 £m	2009 £m	2008 £m
2008 second interim dividend of 10.28p per ordinary share	–	111.7	–
2009 first interim dividend of 5.19p per ordinary share[1]	–	55.9	–
2009 second interim dividend of 10.28p per ordinary share[1]	117.3	–	–
2010 first interim dividend of 5.97p per ordinary share[1]	69.7	–	–
	187.0	167.6	–

[1]	This dividend was settled in cash by another Group company on behalf of the Trust.

Exhibit Index

Exhibit No.	Exhibit Title
4.23	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm.