Form 20-F
period 2011-12-31
WPP plc
filed 2012-04-30
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2011

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

At December 31, 2011, the number of outstanding ordinary shares was 1,266,373,821 which includes at such date ordinary shares represented by 9,715,724 ADSs.

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

YES  ☐    NO   ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company (as defined below) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) comprise one of the largest communications services businesses in the world. At 31 December 2011, the Group had 113,615 employees. Including all employees of associated companies, this figure was approximately 158,000. For the year ended 31 December 2011, the Group had revenue of £10,022 million and operating profit of £1,192 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP plc and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for each of the three years ended 31 December 2011, 2010 and 2009 and the selected balance sheet data as at 31 December 2011 and 2010 are derived from the Consolidated Financial Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2011		2010		2009		2008		2007
	£m		£m		£m		£m		£m
Revenue	10,021.8		9,331.0		8,684.3		7,476.9		6,185.9
Operating profit	1,192.2		973.0		761.7		876.0		804.7
Profit for the year	916.5		661.0		506.9		513.9		515.1
Profit attributable to equity holders of the parent	840.1		586.0		437.7		439.1		465.9
Earnings per ordinary share:
Basic	67.6	p	47.5	p	35.9	p	38.4	p	39.6	p
Diluted	64.5	p	45.9	p	35.3	p	37.6	p	38.0	p
Earnings per ADS[1]:
Basic	338.0	p	237.5	p	179.5	p	192.0	p	198.0	p
Diluted	322.5	p	229.5	p	176.5	p	188.0	p	190.0	p
Dividends per ordinary share	19.28	p	16.25	p	15.47	p	14.32	p	11.93	p
Dividends per ADS (US dollars)[2]	151.2	¢	126.7	¢	135.9	¢	139.5	¢	113.3	¢

[1]    Basic and diluted earnings per American Depositary Share (ADS) have been calculated using the same method as earnings per share, multiplied by a factor of five.

[2]    These figures have been translated for convenience purposes only, using the approximate average rate for the year shown in the exchange rate table on page 4. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Total assets	24,694.9	24,345.1	22,351.5	24,463.3	17,252.0
Net assets	6,894.3	6,647.9	6,075.7	5,959.8	4,094.8
Called-up share capital	126.6	126.4	125.6	125.5	119.2
Number of shares (in millions)	1,266.4	1,264.4	1,256.5	1,255.3	1,191.5

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

The table below sets forth the amounts of interim, second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form. The Group uses the terms ‘ADS’ and ‘ADR’ interchangeably. The dividends are also shown translated into US cents per ADS using the average closing exchange rate for pounds sterling, as shown on page 4, for each year presented.

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	First Interim	Second Interim[1]	Total	First Interim	Second Interim[1]	Total
2007	4.32	9.13	13.45	43.24	91.39	134.63
2008	5.19	10.28	15.47	48.07	95.21	143.28
2009	5.19	10.28	15.47	40.66	80.53	121.19
2010	5.97	11.82	17.79	46.15	91.37	137.52
2011	7.46	17.14	24.60	59.80	137.39	197.19

[1]    Income access share arrangements have been put in place by the Company. The mechanics of the income access share arrangements mean that the Company will declare a second interim rather than a final dividend. The Board has no plans to announce any additional dividend in respect of the year ended 31 December 2011.

The 2011 first interim dividend was paid on 14 November 2011 to share owners on the register at 14 October 2011. The 2011 second interim dividend will be paid on 9 July 2012 to share owners on the register at 8 June 2012.

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

The following table sets forth for each of the most recent six months, the high and low exchange rates between the pound sterling and the US dollar. As at 20 April 2012, the closing exchange rate was 1.6124.

Month ended	High	Low
31 October 2011	1.6129	1.5392
30 November 2011	1.6083	1.5436
31 December 2011	1.5702	1.5399
31 January 2012	1.5749	1.5295
29 February 2012	1.5937	1.5664
31 March 2012	1.5991	1.5635

The annual average exchange rates between the pound sterling and the US dollar for each of the five years ended 31 December were:

Year ended 31 December	Average
2007	2.0019
2008	1.8524
2009	1.5667
2010	1.5461
2011	1.6032

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

New market participants include database marketing and modelling companies, telemarketers and internet companies.

Service agreements with clients are generally terminated by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients’ policies about conflicts of interest.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for almost 17.2% of revenues in the year ended 31 December 2011. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
Sustainability issues
Damage to WPP’s reputation from undertaking controversial client work.	The operating companies may undertake controversial client accounts and may not always consider the impact on the Group.
Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Failure to comply with all laws and industry codes governing marketing material could impact the Group’s reputation or its relationship with clients.
Compliance with privacy and data protection regulations.	Failure to adequately protect data could impact the Group’s reputation and create risk of litigation. Increased regulation unless the operating companies meet best practice standards, contribute to the debate on privacy, increase transparency for consumers on how their data are obtained and used.
Climate change, including the emissions from energy used in our offices and during business travel.	Negative cost and reputational impact if the Group failed to meet target to reduce per head carbon intensity to 1.2 tonnes by 2020 (from 3.3 tonnes in 2006).
Economic
The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates (including the Eurozone) have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms leading to reduced profitability and cash flow.
Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.
Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.	If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities and certain of our bonds could be increased.

Risk	Potential impact
Financial (continued)
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

Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group’s financial condition could be adversely affected.
Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group’s financial condition.
Operational
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.
People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.
Employment practices, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Failing to meet standards on diversity and gender would impact the perception of the Group and quality of work.
Regulatory/Legal
The Group may be subject to regulations affecting its activities.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group’s reported results.
The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.
The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.	The Group may be exposed to liabilities in the event of breaches of anti-corruption legislation.
Civil liabilities or judgements against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S, courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Advertising, JWT, Y&R, Grey, bates and the United Network, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare, Maxus and tenthavenue. Our other segments are Consumer Insight, where our operations are conducted through Kantar; Public Relations & Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations; and Branding & Identity, Healthcare and Specialist Communications, where our operations are conducted by B to D Group, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy CommonHealth Worldwide, G2, OgilvyAction, 24/7 Media and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (NASDAQ). At 19 April 2012 the Company had a market capitalisation of £10,833 million.

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

The Company spent £633.8 million (excluding cash and cash equivalents acquired), £295.9 million and £196.6 million for acquisitions and investments in 2011, 2010 and 2009, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £253.2 million, £217.5 million and £253.3 million, respectively, and cash spent on share repurchases and cancellations was £182.2 million, £46.4 million and £9.5 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,500 offices in 107 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 41% of the Company’s reported revenues in 2011 were from Advertising and Media Investment Management, with the remaining 59% of its revenues being derived from the business segments of Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue	2011		2010		2009
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	4,157.2	41.5	3,733.3	40.0	3,420.5	39.3
Consumer Insight	2,458.0	24.5	2,430.2	26.0	2,297.1	26.5
Public Relations & Public Affairs	885.4	8.8	844.5	9.1	795.7	9.2
Branding & Identity, Healthcare and Specialist Communications	2,521.2	25.2	2,323.0	24.9	2,171.0	25.0
Total	10,021.8	100.0	9,331.0	100.0	8,684.3	100.0

The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue	2011		2010		2009
	£m	% of total	£m	% of total	£m	% of total
North America[1]	3,388.2	33.8	3,299.8	35.3	3,010.0	34.7
United Kingdom	1,183.5	11.8	1,087.6	11.7	1,029.0	11.8
Western Continental Europe[2]	2,505.1	25.0	2,325.3	24.9	2,327.8	26.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,945.0	29.4	2,618.3	28.1	2,317.5	26.7
Total	10,021.8	100.0	9,331.0	100.0	8,684.3	100.0
[1]	North America includes the US with revenues of £3,149.9 million (2010: £3,097.9 million, 2009: £2,835.8 million).
[2]	Western Continental Europe includes Ireland with revenues of £40.3 million (2010: £37.4 million, 2009: £43.4 million).

The Company’s principal disciplines within each of its business segments are described below. Item 4C sets forth the Group brands operating within each discipline.

Advertising and Media Investment Management

Advertising – The principal functions of an advertising agency are the planning and creation of marketing and branding campaigns and the design and production of advertisements for all types of media such as television, cable, the internet, radio, magazines, newspapers and outdoor locations such as billboards.

Media Investment Management – GroupM is WPP’s global media investment management operation, with its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as trading, content creation, sports, digital, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s core and talent resources. Our offering in this discipline includes also the network tenthavenue, which integrates some of the Group’s key specialist media offerings in online, mobile, experiential and out of home (OOH).

Consumer Insight

To help optimise its worldwide research offering to clients, the Company’s separate global research and strategic marketing consultancy businesses are managed on a centralised basis under the umbrella of the Kantar Group. In 2009 the Kantar Group announced a major re-organisation to strengthen its position as the world’s leading consumer insight business and streamline its offer for clients. The re-organisation simplified the Group’s overall offering through a series of structural changes, building on the acquisition of TNS in October 2008. The Kantar Group offering includes: custom research in a wide range of business sectors and areas of marketplace information including strategic market studies; brand positioning; equity research; customer satisfaction surveys; product development; international research; advanced modeling; advertising research; pre-testing, tracking and sales modeling; and trends and futures research and consultancy.

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

Branding & Identity, Healthcare and Specialist Communications

Branding & Identity – consumer, corporate and employee branding and design services, covering identity, packaging, literature, events, training and architecture.

Healthcare Communications – provide integrated healthcare marketing solutions from advertising to medical education and online marketing.

Direct, Digital, Promotion & Relationship Marketing – the full range of general and specialist customer, channel, direct, field, retail, promotional and point-of-sale services.

Specialist Communications – a comprehensive range of specialist services, from custom media and multicultural marketing to event, sports, youth and entertainment marketing; corporate and business-to-business; and media, technology and production services.

WPP Digital – Through WPP Digital, WPP makes acquisitions and strategic investments in companies that bolster the Group’s presence in digital marketing & media and provide access for WPP companies and their clients to a portfolio of digital experts. Services provided by WPP Digital full-service interactive agencies include: digital marketing solutions for advertisers and publishers; integrated digital marketing strategy services; mobile solutions for handset manufacturers and wireless operators; creating measurable interactive marketing; and proprietary platforms which enable advertisers to engage with global audiences across the universe of digital media.

Manufacturing

The original business of the Group remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

WPP Head Office

WPP, the parent company, with its offices in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and São Paulo develop the professional and financial strategy of the Group, promote operating efficiencies, coordinate cross referrals of clients among the Group companies and monitor the financial performance of its operating companies. The principal activity of the Group continues to be the provision of communications and marketing services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways.

•

First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally. For the operating companies, every administrative hour saved is an extra hour to be devoted to the pursuit of professional excellence.

•

Second, the parent company encourages and enables operating companies of different disciplines to work together for the benefit of clients. Such collaborations have the additional benefit of enhancing the job satisfaction of the Company’s people. The parent company also plays an across-the-Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement and information technology; in knowledge sharing and practice development with an increasing emphasis on corporate responsibility and sustainability.

•

And, finally, the parent company itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, the parent company can act as a portal to provide a single point of contact and accountability.

The parent company operates with a limited group of approximately 400 people.

WPP Strategy

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most successful provider of communications services to multinational and local companies, not just the largest.

The Group has three key strategic priorities.

•

First, with the financial crisis of 2008 now hopefully behind us, and with margins now equal to historic pro-forma (the term defined on page 27) highs, our immediate goal is to deliver annual EPS (Earnings per Share) growth of 10-15% through organic revenue growth of up to 5%, margin improvement of 0.5 margin points or more, and productive use of our cash flow. Compared with the last downturn, our people are stronger: they are better resourced, better motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured. In the most recent economic cycle, Headline PBIT margins (the term defined on page 28) peaked at 15.0% (pre-TNS) and bottomed at 11.7%, as opposed to 10.5% and 5.6% in the early 1990s.

•

Second, in the medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively. At TNS the integration has gone well, particularly from a margin and operating profit point of view, and the focus has now to be on revenue and gross profit growth, capturing greater market share – an opportunity heightened by the recent lpsos/Synovate takeover.

•

Our third priority, in the long-term or over the next five to 10 years, is to: increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from over 29% to 35-40%; increase the share of revenues of new media from 30% to 35-40%; and increase the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – to be more than 50% of revenues, with a focus on digital and consumer insight, data analytics and the application of new technology.

Sustainability

Paul Richardson is the Board director responsible for sustainability and chairs WPP’s Sustainability Committee, established in 2003. WPP’s five most significant issues are:

•

The impact of our work for clients. Our goal is for WPP to be a centre of excellence for sustainability communication, giving our clients the best advice and enhancing consumers’ understanding of sustainability issues. The value of client business supported by our sustainability credentials is worth at least $1 billion.

•	Marketing standards, including ethical decision-making, privacy and data protection, and compliance with marketing standards and our Code of Conduct.

•

Employment practices, including diversity and inclusion, training and development. Women currently account for 54% of our total employees and 31% of our Board members and executive leaders. In 2011, WPP invested £58.3 million on training and wellbeing.

•

Environmental performance. WPP was ranked 41 in Newsweek’s Green Rankings of the 500 largest global companies. We have reduced our carbon footprint per person by 26% since 2006. Our target is a 63% reduction by 2020.

•	Social investment including pro bono work. Our total social investment was worth £15.3 million in 2011, the equivalent of 1.5% of reported profit before tax.

Clients

The Group services 344 of the Fortune Global 500, all 30 of the Dow Jones 30, 63 of the NASDAQ 100, 33 of the Fortune e-50. More than 730 national or multinational clients are served in three or more disciplines. More than 470 clients are served in four disciplines, and these clients account for over 57% of Group revenues. This reflects the increasing opportunities for co-ordination and co-operation or ‘horizontality’ between activities, both nationally and internationally and at a client and country level. The Group also works with almost 360 clients across six or more countries.

The Company’s 10 largest clients in 2011, measured by revenues and in alphabetical order, were, British American Tobacco p.l.c., Colgate Palmolive, Dell Inc., Ford Motor Company, Johnson & Johnson, Microsoft

Corporation, Nestlé S.A., The Procter & Gamble Company, Unilever PLC and Volkswagen. Together, these clients accounted for approximately 17% of the Company’s revenues in 2011. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2011. The Group’s companies have maintained long-standing relationships with many of its clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates out of over 2,500 offices in 107 countries including associates. For a list of the Company’s principal subsidiary undertakings and their jurisdictions of incorporation see note 29 to the Consolidated Financial Statements.

The Company organises its businesses in the following segments: Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare & Specialist Communications. These business segments are comprised of the following principal disciplines: Advertising; Media Investment Management; Consumer Insight; Branding & Identity; Healthcare Communications; Direct, Digital, Promotion & Relationship Marketing; Specialist Communications; WPP Digital; WPP Digital partner companies; and WPP knowledge community. A listing of the Group brands operating within these disciplines as at April 2012 is set forth below.

Advertising

ADK[1]

bates

CHI & Partners[1]

Dentsu Y&R1, 2, 4

Grey

HS Ad1

JWT

Ogilvy & Mather Advertising

Santo

Scangroup[1]

Scholz & Friends

Soho Square

TAXI[4]

Team Detroit

The Jupiter Drawing Room & Partners[1]

United Network

Y&R4

Media Investment Management

GroupM:

Maxus

MediaCom

MEC

Mindshare

Outrider

Catalyst

Xaxis

Other media agencies

KR Media

tenthavenue:

Joule

Kinetic Worldwide

Quisma

Spafax

Consumer Insight

Kantar:

Added Value

Center Partners

IMRB International

Kantar Health

Kantar Japan

Kantar Media

Kantar Operations

Kantar Retail

Kantar Worldpanel

Lightspeed Research

Millward Brown

Consumer Insight (continued)

The Futures Company

TNS

Other marketing consultancies

ohal

Public Relations & Public Affairs

Blanc & Otus[8]

Buchanan Communications

Burson-Marsteller[4]

Chime Communications PLC[1]

Clarion Communications

Cohn & Wolfe[4]

Dewey Square Group

Glover Park Group

Hering Schuppener

Hill+Knowlton Strategies

Ogilvy Government Relations

Ogilvy Public Relations

PBN Hill+Knowlton Strategies

Penn Schoen Berland[4]

Prime Policy Group

Quinn Gillespie

RLM Finsbury

Wexler & Walker Public Policy Associates[7]

Branding & Identity

Addison[6]

BDG architecture + design

Coley Porter Bell

Dovetail

FITCH[6]

Lambie-Nairn[6]

Landor Associates[4,6]

PeclersParis[6]

The Brand Union[6]

The Partners[6]

VBAT[6]

Healthcare Communications

Feinstein Kean Healthcare[8]

GCI Health

ghg

Ogilvy CommonHealth Worldwide

Sudler & Hennessey[4]

Direct, Digital, Promotion & Relationship Marketing

A. Eicoff & Co

Actis Systems[5]

AGENDA[5]

Aqua[5]

Barrows[1]

Blast Radius[5]

Brierley & Partners[1]

Designkitchen[5]

Dialogue

Digit

EWA

FullSIX[3]

Grass Roots[1]

G2

- G2 Branding & Design

- G2 Interactive

- G2 Direct & Digital

- G2 Promotional Marketing

Headcount Worldwide Field Marketing

High Co1

Iconmobile[4]

Kassius[5]

KBM Group[5]

Mando

Maxx Marketing

OgilvyAction

OgilvyOne Worldwide

OOT[2]

RTCRM[4]

Smollan Group[1]

Studiocom[4]

These Days[5]

Vice Media[3]

VML[4]

Wunderman[4]

Specialist Communications

Corporate/B2B

    Ogilvy Primary Contact

Custom media

    Forward

Demographic marketing

    Bravo[4]

    Kang & Lee[4]

    MosaicaMD

    UniWorld[1]

    Wing[4]

Employer branding/recruitment

    JWT Inside

Event/face-to-face marketing

    MJM

    Metro

Foodservice marketing

    The Food Group

Specialist Communications (continued)

Sports marketing

    9ine Sports & Entertainment

    JMI[3]

    PRISM Group

Entertainment marketing

    Alliance

Youth marketing

    The Geppetto Group

Real estate marketing

    Pace

Technology marketing

    Banner Corporation[4]

Media & production services

    The Farm Group

    Hogarth Worldwide

    Imagina[3]

    MRC[3]

    United Visions

    The Weinstein Company[3]

WPP Digital

24/7 Media

Blue State Digital

Deliver

Fabric Worldwide[1]

F. biz

Johannes Leonardo[1]

Possible Worldwide

Rockfish Interactive

Syzygy[1]

The Media Innovation Group

ZAAZ

WPP Digital partner companies

Ace Metrix[3]

Buddy Media[3]

eCommera[3]

HDT Holdings Technology[3]

In Game Ad Interactive[3]

Invidi[3]

Jumptap[3]

Moment Systems[3]

nPario[1]

Proclivity Systems[3]

Say Media[3]

Visible Technologies[1]

Visible World[3]

WildTangent[3]

WPP knowledge community

The Store

Notes

[1]    Associate

[2]    Joint venture

[3]     Investment

[4]    A Young & Rubicam Group company

[5]    Part of the Wunderman network

[6]    A member of B to D Group

[7]    A Hill+Knowlton Strategies company

[8]    An Ogilvy company

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

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	554,800
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Maxus, Mediacom	358,000
200 Fifth Avenue, New York, NY	Grey Global Group, Cohn & Wolfe	343,000
500/550 Town Center Drive, Dearborn, MI	Team Detroit, JWT, Ogilvy & Mather, Y&R Advertising, PRISM, Burrows, ZAAZ	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Avenue South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	270,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2011, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was approximately £426.8 million.

In 2011 the Company was able to reduce the core property portfolio. Although square footage rose by 1.7% from 22.8 million sq ft to 23.2 million sq ft at the end of the year, this increase was less than the 3.1% of revenue growth attributable to acquisitions and considerably less than constant currency revenue growth of 8.4%, meaning the Company’s core portfolio (excluding the impact of acquisitions) reduced. Consequently average square foot per head dropped to 211 sq ft, well ahead of the Company’s target of 220 sq ft.

As a result of this improvement in space utilisation the establishment cost-to-revenue ratio dropped to 6.7%, ahead of the Company’s long term 7% run rate and in spite of a 3% increase in cost per square foot. For 2012 the Company will continue to focus on the key drivers of space per head, particularly in the US where it runs above the Company’s average, and the cost per square foot on lease renewals, particularly in the faster-growing markets where the rental markets are rising fastest. The Company’s aim is to maintain the establishment cost-to-revenue ratio at 7% or even reduce it.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2011, under non-cancelable operating leases of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Certain Non GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBIT margin, headline PBIT margin on gross profit, headline PBT (Profit Before Taxation), headline EBITDA, billings, estimated net new billings, free cash flow, and net and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 27 to 30.

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

In 2011, approximately 41% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 59% of its revenues being derived from the remaining three segments.

The following objectives represent the Group’s key performance indicators.

1.	First, to continue to raise operating margins to the levels of the best-performing competition. In 2011, we achieved headline PBIT margin of 14.3%, equal to our historic pro-forma high. We continue to believe a headline PBIT margin of 18.3% is a tough, but realistic objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%. It may well be that headline PBIT margin on gross profit is a more accurate competitive comparison and we achieved 15.5% in 2011, significantly up on 2010 and at the top levels of industry performance.

2.	Second, to continue to increase flexibility in the cost structure. In 2011, flexible staff costs (including incentives, freelance and consultants) were maintained at close to historic highs of around 7% of revenues and continue to position the Group extremely well, if current market conditions change.

3.	Third, to improve total share owner return by maximising the return on investment on the Company’s substantial free cash flow across the alternative uses of funds: capital expenditure; mergers and acquisitions; and dividends or share buy-backs.

4.	Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development including sustainability. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

5.	Fifth, to continue to place greater emphasis on revenue growth through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	Sixth, to improve still further the quality of creative work throughout the Group by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

2011, the Company’s twenty-sixth year, was a record year in almost all respects. Revenue, profit before tax and earnings per share all reached new highs. Yet, as pleasing as these financial results are, perhaps the Company’s most satisfying achievement in 2011 was the first ever award of a Cannes Lion to a Holding Company, in recognition of the Company’s collective creative excellence. 2011 demonstrated once again that outstanding creativity and financial success go hand in hand.

This record performance was achieved in difficult circumstances, particularly in the second half of the year, when the Eurozone crisis triggered uncertainty amongst consumers and corporates across the globe, resulting in a slowdown of economic activity in most geographic regions and functional sectors. Total share owner return was enhanced by a 38% increase in dividends to 24.6p, a record level, and included a 45% increase in the second interim dividend to 17.14p, moving more rapidly towards the Company’s new dividend payment ratio target of 40%.

Billings were up almost 5% to £44.8 billion. Revenues were up over 7% to £10.0 billion, the first time the Group has exceeded £10 billion. Revenues exceeded all of the Company’s competitors for the fourth consecutive year and by an increasing amount.

Reported profit before interest and tax rose over 22% to £1.258 billion from £1.028 billion. Headline PBIT was up over 16% to £1.429 billion against £1.229 billion in 2010. Headline PBIT margin was 14.3% in 2011 against 13.2% last year, well ahead of target and equal to the pro-forma high pre-Lehman. The headline PBIT margin on gross profit was 15.5%, up 1.1 margin points on 2010.

Headline EBITDA increased by 14% to £1.640 billion. Headline PBT was up almost 19% to £1.229 billion and reported profit before tax was up over 18% to £1.008 billion, above £1 billion for the first time. Diluted earnings per share were up over 40% to 64.5p.

Free cash flow strengthened to £1.013 billion in the year, over £1 billion for the first time. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates, and net debt at 31 December 2011 was £2.5 billion, £0.6 billion higher than 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year.

Estimated net new business billings of £3.2 billion ($5.2 billion) were won in 2011, up over 7% on 2010.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by sector and geographical area for each of the three years ended 31 December 2011, 2010 and 2009 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the tables below give details of revenue growth by geographical area and sector on a reported, constant currency, and like-for-like basis.

Geographical area

	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2011	2010	2011	2010	2011	2010
North America	2.7	9.6	6.3	7.7	2.9	7.6
United Kingdom	8.8	5.7	8.8	5.7	6.7	5.9
Western Continental Europe[1]	7.7	(0.1)	6.3	2.7	2.2	1.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	12.5	13.0	12.6	5.6	10.5	5.6
Total Group	7.4	7.4	8.4	5.6	5.3	5.3
[1] Western Continental Europe includes Ireland.

North America continued to show good growth throughout the year, with constant currency revenues up 6.3%. The UK, against market trends, showed even stronger growth, with constant currency revenues up almost 9% and gross profit even stronger up almost 11%, accelerating in the second half. Western Continental Europe, although relatively more difficult, grew constant currency revenues by over 6%, partially reflecting acquisition activity. Austria, Germany, Switzerland and Turkey all showed strong like-for-like growth for the year, but France and especially Greece, Portugal and Spain remained affected by the Eurozone debt crisis.

In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, revenue growth was strongest, up well over 12%, principally driven by Latin America and the BRICs1 and Next 112 parts of Asia Pacific and the CIVETS3 and the MIST4. Like-for-like growth was up well over 10%. Latin America showed the strongest growth of all of our sub-regions in the year, with constant currency revenues up over 14% and up over 18% like-for-like. The Middle East remained the most challenged sub-region. In Central and Eastern Europe, constant currency revenues were up over 6% and up almost 6% like-for-like, with strong growth in Russia, Ukraine, Kazakhstan, Poland and Romania, but Hungary and the Czech Republic were more challenging. Growth in the BRICs, which account for almost $2 billion of revenue, was over 17%, on a like-for-like basis, with Next 11 and CIVETS up 13% and well over 9% respectively on the same basis. The MIST was up almost 14%.

In 2011, over 29% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – over one percentage point more compared with the previous year and against the Group’s strategic objective of 35-40% over the next three to four years. Markets outside North America now account for over 66% of our revenues, up from 62% five years ago.

[1]	Brazil, Russia, India and China
[2]	Bangladesh, Egypt, Indonesia, Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey and Vietnam (the Group has no operations in Iran)
[3]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa
[4]	Mexico, Indonesia, South Korea and Turkey

Sector

	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2011	2010	2011	2010	2011	2010
Advertising and Media Investment Management	11.4	9.1	12.2	7.0	7.4	7.1
Consumer Insight	1.1	5.8	1.7	4.4	0.8	3.9
Public Relations & Public Affairs	4.8	6.1	6.2	4.3	4.6	3.7
Branding & Identity, Healthcare and Specialist Communications	8.5	7.0	10.1	5.0	6.9	4.5
Total Group	7.4	7.4	8.4	5.6	5.3	5.3

In constant currencies, Advertising and Media Investment Management revenues grew by 12.2%, with like-for-like growth of 7.4%. Of the Group’s advertising networks, Ogilvy & Mather, Grey and United finished the year strongly, with particularly strong growth in the UK, Latin America and Africa.

Growth in the Group’s Media Investment Management businesses was very consistent throughout the year, with constant currency revenues up almost 19% for the year and like-for-like growth up almost 13%. tenthavenue, the ‘engagement’ network focused on out-of-home media, was established towards the end of 2010 and in 2011 showed strong revenue growth, with like-for-like revenues up over 14%. The strong revenue growth across most of the Group’s businesses, together with good cost control, resulted in the combined headline PBIT margin of this sector improving by 0.8 margin points to 16.1%.

In 2011, Ogilvy & Mather Advertising, JWT, Y&R, Grey and United generated estimated net new billings of £909 million ($1.455 billion). GroupM (the Group’s Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis) together with tenthavenue, generated net new business billings of £1.587 billion ($2.539 billion).

Consumer Insight revenues grew 1.7% on a constant currency basis, with gross profit up 2.2% on the same basis. On a like-for-like basis revenues were up 0.8% with gross profit growth stronger at 1.9% on the same basis. Headline PBIT margins improved 0.8 margin points to 10.5%, while headline PBIT margin on gross profit improved 1.1 margin points to 14.3% – reflecting the benefit of continued cost focus. As a result, headline PBIT was up over 10% to £259 million.

The Group’s Public Relations & Public Affairs businesses had another good year with full-year growth in constant currencies of 6.2%, with like-for-like revenues up 4.6%. Headline PBIT margins rose by 0.3 margin points to 16.1%.

At the Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 10.1% with like-for-like growth of 6.9%. Like-for-like revenue growth slipped slightly in quarter four but remained above 6%. The Group’s global direct, digital and interactive agencies showed continuing strong growth, with like-for-like revenues up well over 7% for the year. This sector showed strong margin improvement, with headline PBIT margins up 1.9 margin points to 14.3%. Over 30% of the Group’s 2011 revenues came from direct, digital and interactive, up over one percentage point from the previous year.

Marketing services comprised almost 60% of our revenues in 2011, a similar proportion to 2010. We are no longer an advertising agency, we really are a communications services company.

2011 compared with 2010

Revenues

Reported revenues were up 7.4% in 2011 to £10,021.8 million from £9,331.0 million in 2010. The Group’s reported revenue growth for the year of over 7% reflected the strength of sterling, primarily against the US dollar. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 8%. On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, with gross profit up 5.9%. In the fourth quarter, like-for-like revenues were up 4.5%, down slightly on the third quarter, primarily due to stronger comparatives.

Despite the slowdown in economic activity resulting from the uncertainty triggered by the Eurozone crisis, advertising and marketing services expenditures continued to rise and there seem to have been some significant changes, particularly in corporate behaviour, to explain why. In 2009, post-Lehman, all bets were off. Consumers and corporates were focused almost totally on rapidly reducing costs and de-leveraging. In 2010 and 2011, however, the situation seemed to change. The financial world did not come to an end as some had predicted. Western-based multinational companies, which today are reputed to be sitting on as much as $2 trillion net cash with relatively un-leveraged balance sheets, were still fearful of making mistakes but prepared to invest in capacity and behind brands in fast-growing markets. At the same time, they were also prepared to invest in brands to maintain or increase market share even in slow-growth Western markets, such as the US and Western Europe. This approach has the virtue of not increasing fixed costs, although we in the communications services business naturally regard brand spending as a fixed investment and not a discretionary cost.

On a combined basis, over the last two years, there has been a sequential improvement in like-for-like quarterly revenue growth, with 6.7% for the first quarter, 10.3% in the second, 12.2% for the third and 13.1% for the fourth. This two-year combined sequential quarterly growth continues to reflect increased client advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic markets and functional sectors despite tougher comparatives. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money.

Operating costs

Operating costs increased by 6.0% in 2011 to £8,046.3 million from £7,587.5 million in 2010 on a reported basis and by 7.1% on a constant currency basis. During 2011, the Group continued to reap the benefits of containing operating costs, with improvements across most cost categories, particularly direct, property, commercial and office costs.

On a like-for-like basis the average number of people in the Group increased by 4.6% in 2011. On the same basis, the number of people in the Group at 31 December 2011 was 4.3% higher than at the end of 2010. Also on a like-for-like basis, revenues increased by 5.3% and gross profit 5.9%.

Reported staff costs, excluding incentives, rose by 8.6% and by 9.6% in constant currency. Incentive payments amounted to £338 million (or over $500 million) which was almost 20% of headline PBIT before incentives and income from associates and represented close to maximum achievement of agreed performance targets. The Group’s reported staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 58.6% compared with 58.3% in 2010. Following intentional containment in 2009 and 2010 post-Lehman, the Group continued to increase its investment in human capital in 2011, particularly in the faster-growing geographic and functional markets as like-for-like revenues and gross profit increased significantly. However, the Group’s more representative staff costs to gross profit ratio remained flat at 63.6% compared with the prior year, as gross profit grew faster than revenues.

In 2011, the ratio of variable staff costs (incentives, freelance and consultants costs) to total staff costs was 12.2%, compared with 13.4% in 2010. As a proportion of revenue, variable staff costs were 7.2% in 2011 compared with 7.8% in 2010.

In 2011 we were able to reduce our core property portfolio. Although square footage rose by 1.7% from 22.8 million sq ft to 23.2 million sq ft at the end of the year, this increase was less than the 3.1% of revenue growth attributable to acquisitions and considerably less than constant currency revenue growth of 8.4%, meaning our core portfolio (excluding the impact of acquisitions) reduced. As a result of this improvement in space utilisation the establishment cost-to-revenue ratio in 2011 dropped to 6.7% (in spite of a 3% increase in cost per square foot) from 7.1% in 2010.

Operating profit

As a result of the above, reported PBIT rose over 22% to £1.258 billion from £1.028 billion, up over 23% in constant currencies. Headline PBIT rose over 16% to £1.429 billion from £1.229 billion, up over 17% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £97.3 million in 2011 from £81.7 million in 2010. Finance costs increased to £297.2 million in 2011 from £276.8 million in 2010. Therefore, net finance costs were £199.9 million, up from £195.1 million last year, reflecting lower average net debt, offset by higher funding costs. Revaluation of financial instruments resulted in a charge of £50.0 million in 2011 and income of £18.2 million in 2010. The 2011 charge is predominantly attributable to revaluation of put options over non-controlling interests.

Taxes

The Company’s effective tax rate on reported profit before tax in 2011 was 9.1%, compared to 22.4% in 2010. The difference was primarily due to the release of prior year corporate tax provisions following the resolution of a number of open tax matters, together with deferred tax credits in relation to amortisation of acquired intangible assets.

Profit for the year

Profit for the year increased by 38.7% to £916.5 million in 2011 from £661.0 million in 2010 on a reported basis and increased by 40.2% in constant currency, reflecting higher profit margins and a lower effective tax rate. In 2011, £840.1 million of profit for the year was attributable to equity holders of the parent and £76.4 million attributable to non-controlling interests.

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

Inflation

As in 2010, in management’s opinion inflation did not have a material impact on the Company’s results for the year or financial position at 31 December 2011.

Foreign currency fluctuations

See Item 11 for a discussion of the impact of currency exchange rate fluctuations on the Group’s consolidated results.

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement”, which is included as part of the Company’s Consolidated Financial Statements in Item 18 of this Report.

The Company spent £633.8 million (excluding cash and cash equivalents acquired) and £295.9 million for acquisitions and investments in 2011 and 2010, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £253.2 million and £217.5 million, respectively, cash spent on share repurchases and buy-backs was £182.2 million and £46.4 million, respectively, and dividends paid were £218.4 million and £200.4 million, respectively.

There are broadly three alternative uses of funds.

•

Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we have increased investment in our digital and technology-based service offering, in line with our strategic goals. We have also invested significantly more in real estate following lease renewals to secure greater efficiencies.

•

Mergers and acquisitions, which have historically taken the lion’s share of free cash flow. Here the Group has raised the hurdle rate on capital employed so that return on capital may be increased. There is a very significant pipeline of reasonably priced small and medium sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere at our competitors, particularly in fast growing markets like China.

The Group’s acquisition focus in 2011 was again on the triple opportunities of faster-growing geographic markets, new media and consumer insight, including data analytics and the application of technology, totally consistent with the Group’s strategic priorities in the areas of geography, new communication services and measurability. In 2011, the Group spent £381 million on initial acquisition payments, net of cash acquired and disposal proceeds. Net acquisition spend is currently targeted at around £300 million per annum and the Group will continue to seize opportunities in line with its strategy.

•

Dividends or share buy-backs. The Group has increasingly come to the view, based on co-operative research with leading investment institutions, that, currently, the markets favour consistent increases in dividends and higher maintainable pay-out ratios, along with anti-dilutive buy-backs and, of course, sensibly-priced strategic acquisitions. Following the strong first half results in 2011, the Board raised the dividend by 25%, a pay-out ratio in the first half of 33%. The second interim dividend has been increased by 45%, bringing the total dividend for the year to 24.60p per share, up 38%. As indicated in the Annual General Meeting (AGM) statement in June 2011, the Board’s objective remains to increase the dividend pay-out ratio to approximately 40% as soon as possible compared to the 2010 ratio of 31%.

Dividends to be paid in respect of 2011 will total over £300 million for the year. Share buy-backs will continue to be targeted to absorb any share dilution from scrip dividends, issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, as it did last year. Share buy-backs in 2011 cost £182 million, representing 2.1% of issued share capital.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2011, billings were £44.8 billion, or 4.5 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for debt and cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See additional discussion on liquidity risk in note 24 to the consolidated financial statements.

Debt

The Company’s borrowings consist of bonds and revolving credit facilities, details on the Company’s borrowings are provided in note 10 to the consolidated financial statements.

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

In 2011, net cash inflow from operating activities was £665.2 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,012.7 million. This free cash flow was partially absorbed by £532.4 million in net acquisitions and disposals, by £182.2 million in share repurchases and buy-backs and by £218.4 million in dividends, leaving £79.7 million.

At 31 December 2011, the Group’s net debt was £2.5 billion, up £0.6 billion from £1.9 billion in 2010, reflecting stronger acquisition and share buy-back activity in the latter half of the year. Net debt averaged £2.8 billion in 2011, down £0.2 billion at 2011 exchange rates. The Group’s average net debt, which was around 1.7 times headline EBITDA in 2011 compared with 2.1 times in 2010, and well within the Group’s current target range of 1.5-2.0 times. Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2011 was 7.1 times. So far, in the first three months of 2012, average net debt was up approximately £0.4 billion at £2.6 billion against £2.2 billion for the same period in 2011, at 2012 exchange rates.

With a current equity market capitalisation of approximately £10.8 billion, the total enterprise value of the Company is approximately £13.6 billion, a multiple of 8.3 times 2011 headline EBITDA.

The Company’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2011.

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

In the first quarter of 2012, reported revenues were up 7.6% at £2.392 billion. Revenues in constant currency were up 7.4%, reflecting the slight weakness of the pound sterling against the US dollar partly offset by its slight strength against the Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 4.0%.

The pattern of revenue growth in 2012 has started similarly to the full year of 2011, with continuing improvement across all sectors and geographies. Advertising and Media Investment Management and Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive), as in 2011, were the strongest by sector, with Consumer Insight also improving, particularly against the last quarter. Our budgets for 2012 indicated like-for-like growth of around 4% over last year and for the first three months actual performance was in line with those projections. A preliminary look at our quarter one revised forecasts, indicates revenue growth slightly better than budget at over 4% and a slightly better second half. In 2011, the mature markets of the United States and Western Continental Europe slowed, although the United Kingdom, against market trends grew strongly. This pattern has mostly continued into the first quarter of 2012 and as indicated in the budgets for this year, the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe were strongest in the first quarter, followed by the United Kingdom and Western Continental Europe.

The Group gained a total of £1.159 billion ($1.855 billion) in net new business wins in the first quarter, compared to £841 million ($1.346 billion) in the same period last year.

Following the Group’s record year in 2011, 2012 has started well with all geographies and sectors growing revenues. Our operating companies are hiring cautiously and responding to any geographic, functional and client changes in revenues – positive or negative.

Concerns about the Eurozone crisis, The Middle East, a Chinese hard-landing and rising commodity prices certainly affected consumer and corporate confidence globally in the second half of 2011 and was reflected in a slowdown in economic activity in most geographic regions and functional sectors. Despite this, advertising and marketing services expenditures continued to rise as Western based multi-national companies and increasingly new-market based companies are prepared to invest in both capacity and behind brands in fast growing markets. At the same time, they are also prepared to invest in brands to maintain or increase market share even amongst slower growth Western markets, such as the United States and Western Europe.

The pattern of 2012 looks very similar to 2010 and 2011. Forecasts of worldwide real GDP growth still hover around 2.5-3.5%, with inflation of 2% giving nominal GDP growth of 4.5-5.5%. Advertising as a proportion of GDP should at least remain constant, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer

Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November should underpin industry growth by 1% alone this year. Both consumers and corporates are likely to continue to be cautious and risk averse, but should continue to purchase or invest in brands in both fast and slow growth markets. Some worry about Chinese growth rates and hard landings, although we see little let-up in Mainland China (up almost 17% like-for-like in the first quarter) and believe the worst case is a soft landing, following the strategies laid out in the 12th Five-Year Plan, which are good for us, as they focus on consumption, a social security safety net and the service industries.

One of the clouds on the horizon, may, however be 2013. There will be no maxi- or mini- quadrennial events in that year. It now seems more likely that President Obama will be re-elected and will have to confront the intimidating US budget deficit, whilst dealing with a Republican-controlled House of Representatives and/or Senate. 2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and the mid-term Congressional elections in America.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2011, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2012	2013	2014	2015	2016	Beyond 2016
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	1,545.9	—	501.4	—	417.8	626.7	—
Sterling and convertible bonds	1,050.0	—	—	450.0	—	—	600.0
US$ bonds	1,148.4	—	—	624.6	—	—	523.8
Other	115.2	19.3	—	16.2	—	79.7	—
Subtotal	3,859.5	19.3	501.4	1,090.8	417.8	706.4	1,123.8
Interest payable	978.7	221.5	220.8	168.5	106.9	80.7	180.3
Total	4,838.2	240.8	722.2	1,259.3	524.7	787.1	1,304.1
Operating leases[2]	2,335.0	361.4	316.9	278.5	245.0	202.5	930.7
Capital commitments[3]	127.4	123.9	3.5	—	—	—	—
Investment commitments[3]	40.0	39.7	0.3	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	402.4	176.0	34.2	28.2	72.5	30.3	61.2
Total contractual obligations	7,743.0	941.8	1,077.1	1,566.0	842.2	1,019.9	2,296.0

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2011 of £518.4 million. The Group’s net debt at 31 December 2011 was £2,464.8 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals of £40.5 million.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2011 amounted to £66.8 million (2010: £53.3 million, 2009: £47.7 million). Employer contributions and benefit payments in 2012 are expected to be in the range of £60 million to £80 million depending on the performance of the assets. Projections for years after 2012 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

NON-GAAP INFORMATION

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2011 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and gross profit growth for 2011 and 2010 to like-for-like revenue and gross profit growth for the same period.

	Revenue		Gross profit
	£m		£m
2009 Reportable	8,684		7,981
Impact of exchange rate changes	159	1.8%	149	1.9%
Changes in scope of consolidation	26	0.3%	16	0.2%
Like-for-like growth	462	5.3%	415	5.2%
2010 Reportable	9,331	7.4%	8,561	7.3%
Impact of exchange rate changes	(93)	(1.0%)	(94)	(1.1%)
Changes in scope of consolidation	289	3.1%	267	3.1%
Like-for-like growth	495	5.3%	505	5.9%
2011 Reportable	10,022	7.4%	9,239	7.9%

Headline PBIT

Management uses headline PBIT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBIT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussion with the investment community.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 31 to the consolidated financial statements.

Headline PBIT margin

Calculated as headline PBIT (defined above) as a percentage of revenue.

Headline PBIT margin on gross profit

Given the significance of Consumer Insight revenues to the Group, with none of the direct competitors present in that sector, gross profit and headline PBIT margin on gross profit are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because consumer insight revenues include pass-through costs, principally for data collection, on which no margin is charged.

Calculated as headline PBIT (defined above) as a percentage of gross profit.

Headline PBT

Management uses headline PBT to assess the performance of the business. Management believes that it is both useful and necessary to report headline PBT because this measure is used by management for internal performance analysis; the presentation of this measure facilitates comparability with other companies who may use similar titled measures, although management’s measure may not be calculated in the same way as similarly titled profit measures reported by other companies; and it is useful in connection with discussion with the investment community.

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates and revaluation of financial instruments.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2011 £m	2010 £m	2009 £m
Profit before taxation	1,008.4	851.3	662.6
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Goodwill impairment	—	10.0	44.3
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	(31.6)	(13.7)	—
Investment write-downs	32.8	37.5	11.1
Share of exceptional (gains)/losses of associates	(2.1)	0.3	1.6
Revaluation of financial instruments	50.0	(18.2)	(48.9)
Headline PBT	1,229.1	1,033.6	812.2

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates and depreciation of property, plant and equipment.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2011 £m	2010 £m	2009 £m
Profit for the year	916.5	661.0	506.9
Taxation	91.9	190.3	155.7
Finance income, finance cost and revaluation of financial instruments, net	249.9	176.9	156.1
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Depreciation of property, plant and equipment	185.8	184.9	195.3
Amortisation of other intangible assets	25.7	25.4	30.5
Goodwill impairment	—	10.0	44.3
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	(31.6)	(13.7)	—
Investment write-downs	32.8	37.5	11.1
Share of exceptional (gains)/losses of associates	(2.1)	0.3	1.6
Headline EBITDA	1,640.5	1,439.0	1,243.0

Billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned.

Estimated net new billings

Management uses estimated net new billings to assess the performance of the business.

Estimated net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2011 £m	2010 £m	2009 £m
Net cash inflow from operating activities	665.2	1,361.2	818.8
Share option proceeds	28.8	42.7	4.1
Proceeds on disposal of property, plant and equipment	13.2	7.6	9.2
Movement in working capital and provisions	620.9	(225.5)	102.1
Purchases of property, plant and equipment	(216.1)	(190.5)	(222.9)
Purchase of other intangible assets (including capitalised computer software)	(37.1)	(27.0)	(30.4)
Dividends paid to non-controlling interests in subsidiary undertakings	(62.2)	(66.7)	(63.0)
Free cash flow	1,012.7	901.8	617.9

Net debt and average net debt

Management believes that net debt and average net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, together with the fact that we choose for commercial reasons to locate the debt of the Group in particular countries and leave cash resources in others—though our cash resources could be used to repay the debt concerned.

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

The following table is an analysis of net debt:

	At 31 December
	2011 £m	2010 £m	2009 £m
Debt financing	(4,411.4)	(3,853.6)	(4,307.1)
Cash and short-term deposits	1,946.6	1,965.2	1,666.7
Net debt	(2,464.8)	(1,888.4)	(2,640.4)

Use of Estimates

The preparation of financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the Group’s principal accounting policies is provided in the Accounting Policies section of the Financial Statements. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgements and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our financial statements and notes thereto.

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

The most significant assumptions employed by the Company in determining recoverable amounts are as follows:

•

Future cash flows derived from each cash-generating unit are based on a projection period of up to five years. These projections utilise the latest budget information available for each cash-generating unit covering one or more twelve month periods from the balance sheet date. These budgets have been prepared by management;

•

After the projection period, there is an assumed annual long-term growth rate of 3% (2010: 3.0%), with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was calculated using a pre-tax discount rate of 9.50% (2010: 9.58%).

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 (revised) ‘Business Combinations’. IFRS 3 (revised) requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised). In 2011, operating profit includes credits totaling £14.0 million (2010: £16.5 million, 2009: £19.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2010.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2011.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of pension plans. As a result, these plans generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £280.8 million at 31 December 2011, compared to £239.9 million at 31 December 2010. The increase in the deficit is primarily due to lower discount rates as well as a lower return on pension assets. These factors are partially offset by actions taken by WPP to curtail and settle plans.

There are a number of areas in the pension accounting that involve judgements made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions, in payment and salary increases.

Most of the Group’s pension plan assets are held by its plans in the UK and North America. In the UK, the forecasted weighted average return on assets decreased to 4.6% at 31 December 2011 from 5.4% at 31 December 2010, and in North America, the forecasted weighted average return decreased to 5.9% from 6.4%, broadly in line with the yields available in both markets. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2011, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners – male	20.9	19.7	22.5	20.3	19.3
Current pensioners – female	22.8	21.6	24.0	23.5	24.7
Future pensioners (current age 45) – male	22.4	21.2	23.7	22.7	19.3
Future pensioners (current age 45) – female	24.0	22.5	25.1	25.4	24.7
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2011, the effect on the year-end 2011 pension deficit would be a decrease or increase, respectively, of approximately £27 million.

Taxation

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Such liabilities are classified as current when the Group expects to settle the liability within 12 months and the remainder as non-current. Any interest and penalties accrued are included in income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2011 no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £4,557.0 million.

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

New IFRS Accounting Pronouncements

See page F-7 of the consolidated financial statements for a description of new IFRS accounting pronouncements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Philip Lader, age 66: Non-executive chairman. Philip Lader was appointed chairman in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US Government, including as a Member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a Senior Advisor to Morgan Stanley, a director of Marathon Oil, AES and Rusal Corporations, a trustee of the Smithsonian Museum of American History and the Atlantic Council and a member of the Council on Foreign Relations.

Sir Martin Sorrell, age 67: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.

Paul Richardson, age 54: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of CEVA Group plc, Chime Communications PLC and STW Communications Group Limited in Australia, the last two being companies associated with the Group.

Mark Read, age 45: Strategy director and CEO, WPP Digital. Mark Read was appointed a director in March 2005. He has been WPP’s director of strategy since 2002 and is also chief executive of WPP Digital. He is a member of the Supervisory Board of HighCo and a director of CHI & Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK.

Colin Day, age 57: Non-executive director. Colin Day was appointed a director in July 2005. He is the chief executive of Filtrona plc and a non-executive director of Amec. He was the group finance director of Reckitt Benckiser plc, until April 2011, having been appointed to its board in September 2000. Prior to joining Reckitt Benckiser he was group finance director of Aegis Group plc and previously held a number of senior finance positions with ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until 30 September 2005 and Cadbury plc until 2010.

Esther Dyson, age 60: Non-executive director. Esther Dyson was appointed a director in 1999. In 2004 she sold her company, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name of EDventure. She has been highly influential for the past 25 years on the basis of her insights into online/information technology markets and their social impact worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo! and of Medstory and Powerset to Microsoft. She sits on the boards of Russia’s leading search company Yandex (YNDX) and also of non-listed start-ups including Evernote, 23andMe, Airship Ventures, Eventful.com, Meetup Inc., NewspaperDirect (Canada), Voxiva (US) and XCOR Aerospace (US). She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government, and writes a monthly column for Project Syndicate which is distributed worldwide.

Orit Gadiesh, age 61: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company Inc., and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School, was a Baker Scholar and was also presented the Brown Award. Ms. Gadiesh is a member of the Foundation Board for the World Economic Forum as well a member of the International Business Council of the World Economic Forum. She is on the Board of Directors of The Peres Institute for Peace, sits on the International Advisory Board of The Atlantic Council of the United States, and the Advisory Board for the British-American Business Council. She is the Chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC) and sits on the International Advisory Board at HEC School of Management in France.

Ruigang Li, age 42: Non-executive director. Ruigang Li was appointed a director in October 2010. He is Chairman of China Media Capital (CMC). CMC is the first and only sovereign private equity fund dedicated to the media sector in China and abroad. In 2010, CMC forged a strategic partnership with News Corporation’s Star China to jointly develop growth opportunities on operational and investment platforms within China and beyond. Li was president of Shanghai Media Group (SMG) between 2002 and 2011. Under Li’s Leadership, Shanghai Media Group, a multimedia conglomerate based in Shanghai, built the most complete portfolio of media and related businesses and became one of the world’s largest providers and distributors of Chinese language media contents and services. SMG’s business scope spans multiple platforms and disciplines of television, radio, print media, digital media, content distribution, e-commerce, live theatre entertainment and education.

Stanley (Bud) Morten, age 68: Non-executive director. Bud Morten was appointed a director in 1991. He is a consultant and private investor. From 2003 to 2009 he was the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements. Previously he was the chief operating officer of Punk, Ziegel & Co., a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co. Inc., in New York. He is a former non-executive of Register.com, which was sold to a private equity firm in November 2005, and of The Motley Fool, Inc., a private company in the financial content business. He is also a non-executive director of Darien Rowayton Bank, a private company.

Koichiro Naganuma, age 67: Non-executive director. Koichiro Naganuma was appointed a director in February 2004. He is chairman of the Board of Asatsu-DK Inc., also known as ADK. He is also vice chairman of Japan Advertising Association and chairman of Japan Advertising Industry Pension Fund. Joining the agency in 1981, he was president and Group CEO from 1991-2010. ADK is Japan’s third largest advertising and communications company, and 15th largest in the world.

Lubna Olayan, age 56: Non-executive director. Lubna Olayan was appointed a director in March 2005. Ms Olayan is the deputy chairperson and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. Ms Olayan is a Board Member of two publicly listed companies, the Saudi Hollandi Bank and Schlumberger, and sits on the International Advisory Board of Akbank, Rolls-Royce and the National Bank of Kuwait. She is on the Board of Trustees of Cornell University, INSEAD and KAUST (King Abdullah University of Science and Technology) and on the Board of DSCA (Down Syndrome Charitable Association) and Al Fanar, the first Arab venture philanthropy organisation in the Arab region.

John Quelch, age 60: Non-executive director. John A. Quelch was appointed a director in 1988. He is the Dean, Vice President and Distinguished Professor of International Management at China Europe International Business School in Shanghai. Between 2001 and 2011 he was the Lincoln Filene Professor of Business Administration and Senior Associate Dean at Harvard Business School. Between 1998 and 2001 he was Dean of London Business School. Between 2002 and 2011 he served as chairman of the Massachusetts Port Authority, honorary consul general of the Kingdom of Morocco in New England and as honorary chairman of the British American Business Council of New England. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation states. He is a non-executive director of Alere, Inc and a member of the Council on Foreign Relations. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc, Pepsi Bottling Group and Reebok International Limited. In the 2011 Honours List he was awarded a CBE for services to the promotion of British business.

Jeffrey A. Rosen, age 64: Non-executive director. Jeffrey Rosen was appointed a director in December 2004. He is a deputy chairman and managing director of Lazard, with over 30 years’ experience in investment banking. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Timothy (Tim) Shriver, age 52: Non-executive director. Tim Shriver was appointed a director in August 2007. He is a social leader, educator, activist, film producer and business entrepreneur. As chairman and CEO of Special Olympics, he serves nearly four million Special Olympics athletes in 180 countries all working to promote health, education, and unity through the joy of sports. Before joining Special Olympics in 1995, Shriver was and remains a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL), the leading research organization in the field of social and emotional learning. He is a member of the Council on Foreign Relations, and is a non-executive director of Neogenix Oncology and Fisker Automotive.

Paul Spencer, age 62: Non-executive director. Paul Spencer was appointed a director in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue-chip companies, including British Leyland PLC, Rolls-Royce PLC, Hanson PLC and Royal & Sun Alliance PLC. He has held a number of non-executive directorships including until 2009 chairman of NS and I (National Savings). He is currently chairman of State Street Managed Pension Funds and chairs audit at TR Property Investment Trust PLC. He is the independent Trustee of BT, BA and Rolls-Royce Pension Funds. He is Chairman of Hermes Asset Managers Ltd. In the 2010 Honours List he was awarded a CBE for services to the financial services industry. He is a governor of the charity Motability.

Sol Trujillo, age 60: Non-executive director. Sol Trujillo was appointed a director in October 2010. He is an international business executive with three decades’ experience as CEO of large market cap global companies in the US, the EU and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the US, EU, and China – including Target and ProAmerica Bank in the US and, in Asia, Silk Road Technologies in China, where he is board chairman. In the public sector, Mr Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Review of compensation

2011 has been another strong year, indeed a record year, for WPP, building on growth in 2010. The Company’s compensation policy has long been linked to the performance of the Group, with a particular focus on delivering strong relative returns over the longer term to share owners. The use of performance-driven compensation ensures the continued alignment of share owner and executive interests and is essential to enable the Company to attract, retain and motivate the most gifted talent in the industry.

In 2011 the Group delivered excellent performance. Highlights included billing of almost £45 billion, profit before tax breaking the £1 billion barrier for the first time and a 38% increase in dividends per share. This strong performance is reflected in the rewards received under the Company’s incentive plans by our executive directors.

Following the 2011 AGM the Company recognised that a number of share owners had issues with some aspects of the Group’s executive compensation arrangements. The Compensation Committee took into account the feedback from share owners in its continuing review of the Company’s long-term incentive plan, Leadership Equity Acquisition Plan (LEAP), and as part of the ongoing review of the Group chief executive’s compensation, consideration of which began in 2010, and factored this feedback into the final decisions.

While details of all elements of compensation and any changes made to these matters are set out in the following pages, highlights of the key decisions and changes are as follows:

•

As part of the Company’s culture of leading in matters of corporate governance, the Company already sought to adopt some of the disclosure measures currently being proposed by the UK Government including greater transparency on short-term incentive measures and a table showing a single figure for executive directors’ total compensation.

•

The LEAP III comparator group has been expanded, effective 2011, to include Nielsen, to reflect the greater significance of the consumer insight business within WPP and the emergence of Nielsen as a major public company.

•

The revisions in the Group chief executive’s compensation structure (which, along with the compensation structures of the other executive directors and senior management, are reviewed every two years) mark only the second time in the last ten years that salary and incentive compensation have been adjusted. The revisions incorporate constructive input from share owners and their representatives during the consultation process. The committee recognises that the subject of executive compensation is particularly contentious in the current political and governance environment. The committee is sensitive to all the related issues and to its fiduciary obligation to make decisions, sometimes difficult and challenging, believed to be in the best interests of both share owners and the Group. The new package has been shaped by WPP’s guiding principles on compensation, among them the Company’s commitment to provide fully competitive remuneration opportunities, including the potential for superior rewards for exceptional performance. The changes are also designed to reflect the substantial increases in the Group’s size and complexity since the last review in 2007, and to provide an overall level of opportunity that is commensurate with the importance of Sir Martin Sorrell’s contributions to the Group’s success. The committee is of the view that the revisions ensure that the Group chief executive’s compensation is clearly linked to and supports the Group’s strategic objectives, and that the reward levels are properly calibrated to challenging performance conditions.

In summary, the other matters dealt with by the committee in 2011 were:

•	supervising the Group’s equity incentive plans that are critical to the attraction and retention of talent;

•	overseeing the Group’s cash incentive programs and approval of the awards to the most senior business leaders below the Board; and

•	reviewing developments in areas of corporate governance and ensuring the Company’s compliance with regulatory changes.

The link between compensation and business objectives

WPP competes on the basis of its intellectual capital and services. This intellectual capital is created entirely by its people, and the committee endeavours to strike the right balance of fairness between its people and share owners. For this reason, the design of all executive compensation at WPP is governed by three guiding principles: performance-driven reward, competitiveness and alignment with share owner interests.

These three principles are themselves derived from both our mission statement: to develop and manage talent; to apply that talent, throughout the world, for the benefit of clients; to do so in partnership; to do so with profit and our six business objectives (see pages 16 to 17).

The Compensation Committee regularly reviews fixed and variable compensation against appropriate benchmarks both internal and external. When making decisions on executive compensation, the committee is briefed on the remuneration levels within the Group. This includes, for example, the consideration of salary increases across the organisation when determining executive salary increases. In addition, the committee approves the design of incentive plans and reviews all awards made under those incentive plans.

WPP is committed to aligning executive performance and reward with share owner interests. From a compensation perspective, this is encouraged in a number of ways:

•

Total Shareholder Return (TSR) has been chosen as the performance measure for the LEAP plans as it represents a strong objective measure of the success of the Company as far as share owners are concerned;

•	share ownership is encouraged for the WPP Leaders (approximately the top 230 executives), all of whom have stretching ownership goals;

•	all eligible employees, approximately 47,000, are given a share ownership opportunity through participation in the Worldwide Ownership Plan; and

•	the majority of the compensation package of executive directors is paid in the form of shares comprised of deferred share bonus and long-term incentive awards under the LEAP plans.

The charts below show the breakdown of total target remuneration for the executive directors in 2011 and 2012, illustrating both the significant element of pay linked to performance, and the alignment of interests with share owners through the proportion of compensation payable in WPP shares.

In relation to 2011, while the target bonus was to be split half in cash and half in deferred shares, the Compensation Committee determined that, for Sir Martin only, 40% of the bonus achieved would be paid in cash and 60% in deferred shares (ESA) further increasing alignment with share owner interests.

The role of the Compensation Committee in improving risk management

The Compensation Committee is always sensitive to the requirement that the decisions that it makes and the compensation programs the Group has in place serve to improve the management of risk in the Group. In particular:

•	incentive plans take into account performance across a broad range of financial and non-financial measures;

•

committee meetings are generally held at the time of Board meetings, at which the committee members are usually given a comprehensive briefing on issues and risks facing each of the business units as well as the Group as a whole;

•

incentive plans are designed to be attractive in the marketplace to enable WPP to attract and retain key talent that is critical to achieving business success. The plans are designed to motivate, reward and provide as much retention value as possible. The use of deferred share bonuses that normally vest after two years, and the use of restricted share awards that vest after three years, support the business need for employee retention; and

•

clawback provisions have been added into key share incentive plans (i.e. those other than the all-employee plans) to give the committee the right to cancel or reduce unvested share awards should this be justified by a participant’s acts or omissions.

TSR Performance

The Company’s TSR for the period from 31 December 2006 to April 2012 is shown on the graph below. The FTSE 100 is the Index the Board considers most relevant for the purpose of comparison as WPP is a mid-ranking FTSE 100 company. WPP considers its key competitors to be Omnicom, Interpublic and Publicis and it is the performance of these companies with which the Company’s own performance is most commonly compared. For that reason, values for those three companies are also displayed.

Relative TSR Rebased to 31 December 2006

Measured on a common currency basis

The committee thought that share owners would benefit from seeing the effect that foreign exchange rates have had on relative TSR. The following graph (measured on a local currency basis) illustrates the distorting effect of foreign exchange rates on relative TSR performance for the same period.

Relative TSR Rebased to 31 December 2006

Measured on a local currency basis

These graphs have been calculated on a daily return basis and do not reflect the TSR measures used in the LEAP performance calculations.

Key elements of short and long-term remuneration

The design of compensation policy at WPP ensures a clear and direct link between the performance of the Group and executive compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of share owner and executive interests but also enables the Group to attract, retain and motivate the talented people upon whom our success depends.

In light of this policy, the principal elements of WPP executive compensation currently comprise the following:

•	base salaries and fees (fixed);

•	short-term incentives paid in cash and shares which vest after two years (variable); and

•

long-term incentives paid in shares under LEAP, which are subject to a stretching performance test with participation linked to a significant co-investment requirement over the five-year performance period.

Executive directors are also entitled to receive a pension contribution (or a cash allowance in lieu), life assurance, healthcare and other benefits.

Compensation packages for executive directors and the most senior people at WPP below Board level are normally reviewed every 24 months. These reviews consider the mix of fixed and variable elements of the compensation package, general market conditions and internal factors such as the performance of the Group or relevant business unit and pay and employment conditions elsewhere in the Group or relevant business function.

In determining suitable benchmarks, the Compensation Committee looks at the compensation of executives holding similar roles in competitor organisations and, if appropriate, media industry or general industry data for organisations of comparable size and complexity.

Base salary and fees

	Current salary and fees	Effective date
Sir Martin Sorrell	£1,300,000	1 Jan 2011
Paul Richardson	$925,000 and £100,000	1 Jan 2011
Mark Read	£425,000	1 Jan 2011

As reported in previous years, fees of £100,000 are paid to each of the executive directors in respect of their directorships of WPP plc and are included in the numbers above.

The committee undertook an extensive review of the executive directors’ compensation at the end of 2010 and considered that increases to the base salaries of the executive directors were appropriate.

The consideration in respect of Sir Martin’s base salary continued during 2011, and the committee consulted share owners in the summer with regard to quantum and the structure for Sir Martin’s remuneration arrangements. Having adjusted the proposals following that consultation, the arrangements were finalised towards the end of 2011. The decision was made to increase Sir Martin’s base salary and fee from £1,000,000 to £1,300,000. That was the first increase to Sir Martin’s base salary since 1 January 2007 (which was the only increase since September 1999). Since 2007, the Group has continued to grow in scale and complexity, with worldwide headcount increasing from fewer than 80,000 people in 2,000 offices to over 113,500 people in over 2,500 offices, and significant revenue and earnings per share increases. The level of the increase in compensation was determined by several factors including business and personal performance, competitive pay levels and the extended time period since the last review.

Paul Richardson’s and Mark Read’s base salaries were reviewed during 2010 and no further review was undertaken in 2011.

Retirement benefits

All pension benefits for the Company’s executive directors are provided on either a defined contribution or a cash allowance basis. Only the aggregate of base salary and director fees is pensionable. As part of the committee’s review of the chief executive’s compensation, the allowance for Sir Martin was increased from 40% to 45% of base salary and fee, effective from 1 January 2011. Paul Richardson’s cash allowance and Mark Read’s pension contributions remained unchanged at 30% and 10% respectively. Details of pension contributions or allowances for executive directors for the period under review are set out on page 49.

Short-term incentives

WPP sets stretching performance targets for each operating company on an annual basis. Performance against these targets determines the size, if any, of the incentive pool for that business unit. In aggregate, incentive payments in 2011 were £338.2 million, reflecting strong Group financial performance. That strong performance is reflected in the bonuses paid to executive directors.

Individual targets (both financial and strategic) for the operating company CEOs are set by WPP and in turn, these CEOs set similar targets for employees who report directly to them. Payment is in the form of both cash bonuses and deferred shares which vest a further two years after grant. The grant of those deferred share awards typically occurs within three months of the end of the financial year.

In a similar way, the committee sets objectives for the executive directors. The extent to which these objectives are met will determine the size of both annual cash bonuses (under the short-term incentive plan, or STIP) and Executive Share Awards (ESAs, the portion of the annual bonus paid in shares which normally vest a further two years after grant). Since 2010 unvested ESAs are subject to clawback provisions, which give the committee the right to cancel or reduce unvested share awards should this be justified by a participant’s acts or omissions.

Effective 2011 the committee adjusted the bonus opportunity for all executive directors. These adjustments provide for a better balance of the cash and share incentive elements of their remuneration. As explained last year, the decision regarding adjustments to Sir Martin’s incentive opportunities was unconfirmed, as the committee was keen to engage with share owners on that subject. Following the share owner consultation process, the committee decided to adjust the target and maximum bonus opportunity, effective 2011, from 167% to 250% at target and from 300% to 500% at maximum (with at least half being delivered in the form of deferred shares), as shown in the table below. As noted above, these adjustments reflect the fact that WPP is now a considerably larger and more complex organisation than in 2007, when Sir Martin’s compensation was last reviewed. The rapid growth of the organisation and the increasing complexity of the sector have resulted in Sir Martin’s role becoming significantly more demanding and the committee believes that there should be greater reward opportunity available for success. These adjustments strengthen further the direct and clear link between reward and performance and are better aligned to the incentive opportunities available at our direct competitors.

	Cash		ESA
% of base salary and fees	Target %	Max %	Target %	Max %
Sir Martin Sorrell	125	250	125	250
Paul Richardson	100	150	100	150
Mark Read	67	100	67	100

The STIP seeks to incentivise the executive directors to achieve specific goals over a one-year period, while continuing to contribute to the on-going and sustainable success of WPP and demonstrating the core values of ownership and alignment of interests with share owners. Consistent with previous years, the plan rewards for performance in three equally weighted areas shown in the following tables (financial, strategic and business performance). Except for the Group financial objectives, the exact measures differ for each individual executive director.

In 2011 the Group achieved double-digit growth in all the core measures including revenue, profit before tax and earnings per share. In addition, our profit margin improved strongly while we increased the number of employees by 9.2% to over 113,500 across the Group. The Group was also recognised at Cannes for its creative leadership. The following tables summarise the measures in place for 2011, along with the committee’s assessment of the level of performance.

Sir Martin Sorrell	2011 target performance range	Achievement	Actual bonus (% of salary)
Group financial objectives	Headline PBT growth; headline PBT margin improvement and revenue growth.	Above Maximum	167%
Individual strategic objectives	Relative financial performance of WPP against key competitors.	Target	83%
Key business achievements	Creative reputation recognition; succession planning; capital effectiveness and acquisition success.	Target to Maximum	135%
Total			385%
In 2011 the committee decided that a greater portion (60%) of the achieved total bonus be delivered in the form of deferred shares (ESA)

Paul Richardson	2011 target performance range	Achievement	Actual bonus (% of salary)
Group financial objectives	Headline PBT growth; headline PBT margin improvement and revenue growth.	Above Maximum	100%
Individual strategic objectives	Cost reduction in IT, Finance and Establishment; property management.	Target to Maximum	90%
Key business achievements	Development of sustainability strategy and practice; finance talent development.	Target to Maximum	85%
Total			275%
To be delivered as 50% deferred shares (ESA) and 50% cash

Mark Read	2011 target performance range	Achievement	Actual bonus (% of salary)
Group financial objectives	Headline PBT growth; headline PBT margin improvement and revenue growth.	Above Maximum	67%
Individual strategic objectives	Digital performance and improvement of the Group’s digital assets and capability through acquisition and development of data and technology strategy; successfully integrate acquisitions.	Target to Maximum	60%
Key business achievements	Develop WPP Digital through the launch of Possible Worldwide, Xaxis and other initiatives.	Target to Maximum	63%
Total			190%
To be delivered as 50% deferred shares (ESA) and 50% cash

The committee has determined that deferred shares (ESAs) will, subject to continued employment, vest after two years.

The executive directors are eligible to participate (although, in 2011, have chosen not to participate) in a cash bonus deferral plan whereby they can defer receipt of part of their bonus for four years, and receive a 25% match in the form of WPP shares (subject to continuous employment).

Bonus opportunity for the executive directors will be unchanged for 2012, but the measures and ranges will be assessed in light of expectations and the business strategy, meaning that they may change depending on the strategic imperatives for 2012.

Long-term incentives

During the latter part of 2011, the committee reviewed the long-term incentive plans to assess whether they continued to meet the strategic objectives of the Company. The conclusion of the review was that the plan design, grant levels and vesting schedules remained appropriate and well suited to the nature of the business. While the committee believes that the relative TSR measure used in LEAP for a number of years continues to be the most appropriate performance measure, the committee periodically reviews whether the Plan would be strengthened by the addition of one or two further non-market measures in order to balance TSR.

Other than share options, it is intended that all awards will be satisfied out of WPP shares held in treasury or one of the Company’s employee share ownership plans (ESOPs).

Leadership Equity Acquisition Plan III

In 2011, awards under LEAP III were made to 15 of the Group’s key executives. Details of the awards made to the executive directors can be found on page 51.

LEAP III is a co-investment plan under which participants must make and retain an investment in WPP shares (investment shares) in order to be eligible to receive awards. The committee may also extend the invitation to participate in the Plan to include options over WPP shares as part of the co-investment commitment. In 2011, participants were not given this opportunity.

LEAP III awards provide participants with the opportunity to earn additional WPP shares to match their investments (matching shares). The number of matching shares that a participant can receive at the end of the investment and performance period depends on the Company’s TSR performance measured over five years and compared with a peer group.

Following the end of a performance period, the Plan rules require the committee to perform a ‘fairness review’ dependent upon which it may, in exceptional circumstances, decide to vary the number of matching shares that will vest.

As previously reported in the 2010 Compensation Committee report, the 2006 award vested in March 2011 with a match of 4.14 shares for each investment share committed.

Vesting of the 2007-2011 LEAP award

In undertaking the fairness review described above for the 2007-2011 LEAP award, the committee considered a broad range of factors when determining whether the relative TSR result was representative of Group performance over the five-year performance period from January 2007 to December 2011, and the extent to which there were factors that required the result to be adjusted. For the vesting of the 2007 award the committee considered the following factors:

•	the impact of major exchange rate shifts on the common currency TSR calculation (as illustrated by the TSR graphs shown on page 41);

•	the underlying financial performance of the Company relative to its peers, covering a range of measures including EPS, PBIT, margin and revenue growth; and

•	the constituents of the comparator group and whether there were any extraordinary events that could have had a positive or negative impact on their TSR performance.

On review, the committee determined that there had been no significant events at any of the comparator group companies during the performance period and, therefore, no adjustment was required.

In respect of the first factor, during the performance period sterling dropped sharply against the other currencies that feature in our peer group, falling 45% against the yen, 22% against the euro and 16% against the US dollar. This dramatic currency shift is a factor that the committee has previously had to consider when determining the vesting for prior awards, once adjusting the match upwards from the common currency result and once adjusting the match downwards. These significant currency movements meant that, while on a local currency basis WPP’s TSR ranked between second and third place (above both Omnicom and Interpublic and equating to a match of 4.62), on a common currency basis WPP ranked below median, equating to zero vesting.

The committee was of the view that the unprecedented turmoil in the currency markets during the financial crisis was an extraordinary event. Given the very international focus of the comparator group, (with all but one of our comparators listed outside the UK) and the five-year investment and performance period, this event has impacted several award cycles under the Plan including some awards that are yet to vest. While the committee has previously considered and adjusted for the impact of currency fluctuations, this is the most significant impact that has been observed to date.

The committee determined that this factor of currency, which was outside management control, had materially affected WPP’s relative TSR ranking and meant that the common currency TSR result was not a fair reflection of the Company’s true performance relative to its peers. This was supported by a review of the Company’s financial performance relative to the comparator group. Therefore, the committee’s judgement was to use the average of the common and local currency results, resulting in a match of 2.31 for the 2007 awards (which was also consistent with the underpinning measures considered by the committee). This implies a ranking between fourth and fifth out of nine companies, which the committee felt to be more representative of the Company’s underlying performance over the five-year performance period.

Management share incentive plans

The Company uses share-based compensation methods across the workforce, which not only helps the Company to incentivise, retain and recruit talent, but also encourages a strong ownership culture among employees. Share awards are granted under the Restricted Stock Plan, and share option awards are granted to employees under either the Executive Stock Option Plan or the Worldwide Ownership Plan.

•

The Restricted Stock Plan is used to satisfy awards under the short-term incentive plans (including the ESAs) as well as to grant awards under the WPP Leaders, Partners and High Potential program. This program is used to reward, retain and align the interests of about 1,250 of our key executives with the interests of share owners. In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group. Executive directors are ineligible to participate in the WPP Leaders, Partners and High Potential program, although they are eligible to receive ESAs under the Restricted Stock Plan.

•	The Executive Stock Option Plan is used to make special grants of options in order to attract or retain key talent. One award was granted to an employee in 2011 (none were granted in 2010).

•

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. During 2011, awards were made to over 47,000 employees. By 31 December 2011, options under this plan had been granted to approximately 110,400 employees over 49.2 million shares since March 1997. Executives who participate in one of the other share plans described above are ineligible to participate in this plan.

Share incentive dilution for 2001 to 2011

The share incentive dilution level, measured on a 10-year rolling basis, has remained constant at 4.4% at 31 December 2011 (2010: 4.4%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Compensation in 2012

Having set out the Compensation Committee’s decisions and the changes to compensation during 2011, the Committee wishes to keep share owners informed of the policy that it intends to apply in 2012. This policy can be summarised as:

•	the base salary and fees of all executive and non-executive directors will be unchanged;

•	pension contributions and cash allowances for the executive directors will be unchanged;

•	executive directors’ entitlement to STIP and ESA opportunity will be unchanged;

•	executive directors’ entitlement to participate in LEAP will be unchanged; and

•	LEAP performance measures will be reviewed and if changes are thought appropriate, share owners will be consulted.

The Committee will also continue to monitor the UK Government’s proposed changes in the area of executive pay and the consequential implications on disclosure and future pay policy.

Key elements of short and long-term remuneration

	Objective	Participation	Performance period	Conditions	Change of control
Short-term
Base salary	To maintain package competitiveness at all levels within the Group.	All employees.	n/a	Salary levels are determined by taking a number of relevant factors into account, including individual and business unit performance, level of experience, scope of responsibility and the competitiveness of total remuneration.	n/a
Cash bonus	To incentivise delivery of value at all levels within the Group.	Approximately 10% of employees are eligible to receive a performance bonus.	1 year	Achievement of challenging performance goals (financial and non- financial) at the individual and business unit level.	The cash bonuses of executive directors do not crystallise on a change of control.
Performance share awards	To incentivise delivery of value and to align with interests of share owners.	Key operating company executives.	1 year	Achievement of challenging performance goals (financial and non- financial) at operating company level. Further two-year retention period.	See note below for Restricted Stock Plan.
Executive share awards	To incentivise delivery of value and to align with interests of share owners.	Key head office executives and executive directors.	1 year	Achievement of challenging individual annual bonus objectives. Further two- or three-year retention period.	See note below for Restricted Stock Plan.
Long-term
LEAP III and Renewed LEAP	To incentivise long-term performance by comparing WPP’s TSR against the TSR of key comparators (which are weighted by market capitalisation in the case of LEAP III), and to maximise alignment with share owner interests through a high level of personal financial commitment.	Participation offered only to those key executives (currently no more than 20 people) whose contributions transcend their day-to-day role, including executive directors.	5 years

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

Directors’ remuneration

For the fiscal year ended 31 December 2011 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £23.6 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.9 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ emoluments

The value of salary and fees, benefits, pension contributions and annual incentives paid both in cash (under the STIP) and shares (ESAs) for the year ending 31 December 2011 are set out in the table below. The table also shows comparative numbers for 2010. In the case of the STIP and ESAs, the figures shown are the value of the awards in respect of the year in question (although they were received in the following year). Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2011 have been converted into sterling at an exchange rate of $1.6032 to £1 ($1.5461 for 2010).

					Short-term incentives
	Salary and fees		Other benefits		Annual cash bonus (STIP)		Deferred share bonus (ESA)		Total annual remuneration		Pension contributions
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive directors
Sir Martin Sorrell[1,2,3]	1,306	1,009	459	374	2,002	1,900	3,003	950	6,770	4,233	585	400
Paul Richardson	677	637	100	106	930	682	930	757	2,637	2,182	198	191
Mark Read	425	325	3	2	404	219	404	293	1,236	839	43	33
Total remuneration	2,408	1,971	562	482	3,336	2,801	4,337	2,000	10,643	7,254	826	624
[1]

During 2011 an amount of approximately £7,402 was paid to Sir Martin Sorrell in respect of tax liabilities incurred by him on expenditure on various items considered by the UK Tax authorities as benefits in kind but which the committee consider to be essential to his ability to deliver his services successfully to the Group (£6,813 in 2010).

[2]

Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable (totalling £1,339,364) were made to Sir Martin Sorrell during 2011 (£1,081,172 during 2010) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[3]	Benefits include other items such as healthcare, life assurance, spouse travel, allowances for cars and housing.

Non-regulatory information on executive directors’ compensation

There are often differences between the compensation amounts which our executive directors are granted in any particular year and the amounts they actually receive. This is because, in addition to cash (base salary and fees, pension and STIP), executive directors (and other senior management in the Group) are also awarded deferred shares (ESAs) as part of their annual bonus. ESA awards usually vest two years after grant, and can only be sold once vested.

In the case of LEAP awards, as is described elsewhere in this report, executive directors are annually invited to participate in LEAP. Such invitation requires the executive director to make and retain an investment in shares as determined by the committee. At the end of a five-year performance period (which begins in the year of grant of a LEAP award), the committee determines the number of matching shares to which participants are entitled, using criteria which are explained on pages 45 to 46. The matching shares, if any, are not received (and cannot be sold) by the participant until the performance period has ended and the committee has made that determination.

The committee believes that it is more transparent, and in the spirit of the UK government’s current proposed changes in the area of executive pay, to disclose the value of amounts received by each executive director (based on the timing differences described above) in addition to the previous emoluments table (which is required by statute). The information contained in the below table is not required by statute.

Benefits include such items as healthcare, life assurance, spouse travel and allowances for cars and housing. Both Sir Martin Sorrell and Paul Richardson currently receive part of their remuneration in pounds sterling and part in US dollars. Any US dollar amounts received in 2011 have been converted into sterling at an exchange rate of $1.6032 to £1.

Amounts received by executive directors in 2011

			Short-term incentives
	Salary and fees	Other benefits[1]	Annual cash bonus (STIP)[2]	Deferred share bonus (ESA)[3]	Pension contributions	Dividend equivalents[4]	Deferred bonus[5]	LEAP award[6]	Total annual remuneration
	£000	£000	£000	£000	£000	£000	£000	£000	£000
Executive directors
Sir Martin Sorrell	1,306	459	2,002	1,694	585	1,340	—	5,575	12,961
Paul Richardson	677	100	930	1,237	198	—	—	2,484	5,626
Mark Read	425	3	404	517	43	—	98	621	2,111
Total received remuneration	2,408	562	3,336	3,448	826	1,340	98	8,680	20,698
[1]	Benefits include items such as healthcare, life assurance, spouse travel, allowance for cars and housing.
[2]	The annual cash bonus (STIP) is in respect of 2011 performance (paid in April 2012).
[3]	The deferred share bonus (ESA) is in respect of 2008 performance (granted in March 2009 and vested in March 2011).
[4]

Payments made in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable were made to Sir Martin Sorrell during 2011 in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[5]	The deferred bonus is an ABDP award in respect of 2006 performance (granted in April 2007 and vested in March 2011).
[6]	The value of the 2006-2010 LEAP award on vesting is the market value of the matching shares associated with the 2006 LEAP awards on the date of vesting (March 2011).

The following table shows the number and value (as at 31 December 2011) of WPP shares required to be held by the executive directors for five years, as an investment in WPP, to entitle them to receive any matching shares on vesting of their awards under LEAP. In addition to retaining such significant investments in WPP, the vesting of any matching shares is conditional on WPP’s relative TSR performance against the comparator group (as explained on pages 45 to 46).

	Aggregate number of shares committed to LEAP at 31 December 2011	Value of investment at 31 Dec 2011[1] £000
Sir Martin Sorrell	1,861,041	12,571
Paul Richardson	473,530	3,199
Mark Read	119,586	808
[1]	Share price at 31 December 2011: £6.755

ESAs and Restricted Stock Awards held by executive directors

All awards made under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include grants in relation to the 2011 ESA as these were not granted at the time of going to print.

		Award date	Share plan	Share/ADR price on grant date	No. of shares/ADRs originally awarded	Value on grant day 000	Additional shares granted in lieu of dividends		Total shares vesting	Vesting date	Share price on vesting	Value on vesting 000
Sir Martin Sorrell	2008 ESA Award	09.03.09	ESA	£3.83625	196,285	£753	11,730		208,015	06.03.11	£8.145	£1,694
	2009 ESA Award	04.05.10	ESA	£6.7775	80,560	£546	—		—	06.03.13	—	—
	2010 ESA Award	31.03.11	ESA	£7.6825	123,657	£950	—		—	06.03.13	—	—
Paul Richardson	2008 ESA Award	09.03.09	ESA	£3.83625	143,369	£550	8,567		151,936	06.03.11	£8.145	£1,237
	2009 ESA Award[1]	04.05.10	ESA	$51.59	11,813	$609	—		—	06.03.13	—	—
	2010 ESA Award[1]	31.03.11	ESA	$61.76	19,121	$1,181	—		—	06.03.13	—	—
Mark Read	Def Bonus 2006	27.04.07	Deferred bonus	£7.4775	9,526	£71	3,472	[2]	12,998	16.03.11	£7.575	£98
	2008 ESA Award	09.03.09	ESA	£3.83625	59,954	£230	3,582		63,536	06.03.11	£8.145	£517
	2009 ESA Award	04.05.10	ESA	£6.7775	23,164	£157	—		—	06.03.13	—	—
	2010 ESA Award	31.03.11	ESA	£7.6825	38,138	£293	—		—	06.03.13	—	—
[1]	Paul Richardson’s 2009 and 2010 ESA Awards were granted in respect of ADRs.
[2]	Represents the combined total of matching shares and shares granted in lieu of dividends.

Long-Term Incentive Plan Awards — Leadership Equity Acquisition Plans

Name	Grant / award date	Investment and performance period	Number of investment shares	Share price on grant date	Maximum number of matching units at 1 Jan 2011	During 2011			Maximum number of matching units at 31 Dec 2011	Share price on vest/ deferral date	Value on vest/ deferral date 000
						Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell	15.11.06	01.01.06 –31.12.10	156,536	£6.84	782,680	(134,621)	74,188	722,247	782,680	£7.72	£5,575
	11.12.07	01.01.07 –31.12.11	148,742	£6.23	743,710	—	—	—	743,710	—	—
	31.10.08	01.01.08 –31.12.12	218,596	£3.749	1,092,980	—	—	—	1,092,980	—	—
	15.12.09	01.01.09 –31.12.13	365,878	£6.1025	1,829,390	—	—	—	1,829,390	—	—
	24.11.10	01.01.10 –31.12.14	416,666	£7.2475	2,083,330	—	—	—	2,083,330	—	—
	07.12.11	01.01.11 –31.12.15	711,159	£6.6475	—	3,555,795	—	—	3,555,795	—	—
Paul Richardson	15.11.06	01.01.06 –31.12.10	66,102	£6.84	330,510	(56,848)	31,328	304,990	330,510	£8.145	£2,484
	11.12.07	01.01.07 –31.12.11	59,497	£6.23	297,485	—	—	—	297,485	—	—
	31.10.08	01.01.08 –31.12.12	109,298	£3.749	546,490	—	—	—	546,490	—	—
	15.12.09	01.01.09 –31.12.13	103,423	£6.1025	517,115	—	—	—	517,115	—	—
	24.11.10	01.01.10 –31.12.14	100,968	£7.2475	504,840	—	—	—	504,840	—	—
	07.12.11	01.01.11 –31.12.15	100,344	£6.6475	—	501,720	—	—	501,720	—	—
Mark Read	15.11.06	01.01.06 –31.12.10	16,525	£6.84	82,625	(14,212)	7,832	76,246	82,625	£8.145	£621
	11.12.07	01.01.07 –31.12.11	14,874	£6.23	74,370	—	—	—	74,370	—	—
	31.10.08	01.01.08 –31.12.12	21,859	£3.749	109,295	—	—	—	109,295	—	—
	15.12.09	01.01.09 –31.12.13	27,406	£6.1025	137,030	—	—	—	137,030	—	—
	24.11.10	01.01.10 –31.12.14	25,281	£7.2475	126,405	—	—	—	126,405	—	—
	07.12.11	01.01.11 –31.12.15	30,166	£6.6475	—	150,830	—	—	150,830	—	—

Awards granted in 2006, 2007 and 2008 were granted under the Renewed Leadership Equity Acquisition Plan. Awards granted in 2009, 2010 and 2011 were granted under the Leadership Equity Acquisition Plan III.

Vesting Schedules

The vesting schedules used for the various awards under both plans are shown in the following tables. In respect of awards granted in 2007 and 2008, when actual performance falls between these positions, the match is calculated on a proportionate basis. In respect of awards granted in 2009, 2010 and 2011, when actual performance is not exactly equal to a percentile in the table below, but is more than 50% and less than 90%, the percentage of matching shares will be determined on a straight-line basis between the relevant figures.

Awards granted in 2007
Rank compared to comparator group	Number of matching shares
1	5
2	5
3	4.5
4	3.5
5	2.5
Median	1.5
Below median	0

Awards granted in 2008
Rank compared to comparator group	Number of matching shares
1	5
2	5
3	4
4	3
Median	1.5
Below median	0

Awards granted in 2009, 2010 and 2011
Aggregate market capitalisation percentile	Number of matching shares
90th percentile	500%
80th percentile	420%
70th percentile	330%
60th percentile	240%
50th percentile	150%
40th percentile	0%
30th percentile	0%
20th percentile	0%
10th percentile	0%
Bottom	0%

Comparator Groups

The comparator groups used for the awards under Renewed LEAP (2007 and 2008) and LEAP III (2009, 2010 and 2011) are shown in the following table. Where a company that delists during a performance period has an undisturbed share price for less than 40% of that performance period, the Compensation Committee would usually exclude that company from the comparator group for the award in question. Otherwise, the company would usually be deemed to be disposed of and the proceeds reinvested, in respect of LEAP III, in a market capitalisation weighted index, and in respect of Renewed LEAP, in a non-market capitalisation weighted index, both of which track the TSR of the remaining comparator companies.

Grant year	Comparator group
2007	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group, Publicis and Taylor Nelson Sofres
2008	Aegis, Arbitron, Dentsu, Gfk, Havas Advertising, Interpublic, Ipsos, Omnicom Group and Publicis
2009	Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Omnicom Group and Publicis
2010	Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Omnicom Group and Publicis
2011	Aegis, Arbitron, Dentsu, Gfk, Havas, Interpublic, Ipsos, Nielsen, Omnicom Group and Publicis

Non-executive directors’ remuneration

The fee structure used to compensate the non-executive directors (NEDs) is as follows:

Position/role	2011 fees
Chairman	£425,000
Senior independent director	£20,000
Non-executive director	£65,000
Chairmanship of Audit or Compensation Committee	£40,000
Chairmanship of Nomination and Governance Committee	£15,000
Member of Audit and Compensation Committee	£20,000
Member of Nomination and Governance Committee	£5,000

The fees paid to NEDs are normally reviewed every two years and any changes are approved by the Board. UK-based NEDs who are required to travel outside the UK to consider Company-related matters at meetings called at short notice will be paid £1,000 for attendance at each of those meetings. The fees detailed above are the only payments receivable by NEDs. Mr Morten will also be paid a fee of £20,000 for additional services that he provides to the Board. NEDs receive no other payments or benefits other than those fees detailed in the table below.

The table below shows actual fees paid for the year 2011. The notice period for all NEDs is two months.

Director	Date of original contract	Expiry of current contract	Committee membership	2011 £000	2010 £000
P Lader[1]	26.02.01	05.10.14	Chairman of the Company, chairman of Nomination and Governance Committee and member of Compensation Committee	425	315
C Day	25.07.05	05.10.14	Member of Audit Committee and member of Compensation Committee	112	65
E Dyson	29.06.99	05.10.14	Member of Compensation Committee and member of Nomination and Governance Committee	90	70
O Gadiesh	28.04.04	05.10.14	Member of Nomination and Governance Committee	70	65
R Li	11.10.10	11.10.13		65	14
S W Morten[2]	02.12.91	05.10.14	Ex officio member of all committees	85	70
K Naganuma[3]	23.01.04	05.10.14		—	—
L Olayan[4]	18.03.05	05.10.14	Member of Nomination and Governance Committee	70	—
J A Quelch[5]	10.07.91	05.10.14		70	94
J Rosen	20.12.04	05.10.14	Chairman of Compensation Committee, member of Audit Committee and senior independent director	145	82
T Shriver	06.08.07	05.10.14	Member of Compensation Committee	85	65
P Spencer	28.04.04	05.10.14	Chairman of Audit Committee	106	80
S Trujillo	11.10.10	11.10.13	Member of the Audit Committee	85	15

[1]	From 1 January 2011, the chairman is not entitled to any further fees or salary for either chairmanship or membership of any of the Company’s committees.
[2]	Fee includes ex officio payment of £20,000 (£6,000 in 2010).
[3]	Received no fees in 2010 and 2011.
[4]	Waived fee in 2010.
[5]	Fee includes £4,680 (£34,038 in 2010) for consulting services.

C. Board Practices

In accordance with the UK Corporate Governance Code, the directors will submit themselves for annual re-election at each Annual General Meeting. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next Annual General Meeting where they may be re-elected by ordinary resolution of the share owners.

Information regarding the period during which each director has served is set forth in Item 6A.

All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group’s operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group’s businesses on a global basis.

During 2011, the Board met seven times formally and held 17 committee meetings throughout the year. With the exception of Lubna Olayan, Tim Shriver, Colin Day, John Quelch, Paul Spencer, Sol Trujillo and Orit Gadiesh (each absent for one meeting) and Ruigang Li (absent for four meetings) and Koichiro Naganuma (who was only able to attend one meeting), there was full attendance at all formal meetings of the Board during 2011.

The shareholdings of non-executive directors are set out on page 59. Non-executive directors do not participate in the Company’s pension, share option or other incentive plans, but may receive a part of their fees in ordinary shares of the Company and may participate in the Company’s deferred compensation program.

The Board considers that the non-executive directors’ remuneration conforms with the requirements of the UK Corporate Governance Code.

The fees payable to non-executive directors represent compensation in connection with Board and Board committee meetings and where appropriate for devoting additional time and expertise for the benefit of the Group in a wider capacity.

Details of directors’ remuneration and service contracts are provide in Item 6B.

The Company’s Articles of Association permit the Board to consider and, if it sees fit, to authorise situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the Company (Situational Conflicts). The Board has a formal system in place for directors to declare Situational Conflicts to be considered for authorisation by those directors who have no interest in the matter being considered. In deciding whether to authorise a Situational Conflict, the non-conflicted directors must act honestly and in good faith with a view to the best interests of the Company and they may impose limits or conditions when giving the authorisation, or subsequently, if they think this is appropriate.

Any Situational Conflicts considered, and any authorisations given, are recorded in the relevant minutes. The prescribed procedures have been followed in deciding whether, and on what terms, to authorise Situational Conflicts and the Board believes that the systems it has in place for reporting and considering Situational Conflicts continue to operate effectively.

Policy on directors’ service contracts, notice periods, termination payments and external appointments

The Company’s policy is that contracts should be on a rolling basis and will not include either a fixed term or liquidated damages provisions. Sir Martin Sorrell’s service contract may be terminated by the Company or by Sir Martin without, in either case, notice needing to be given — a so-called ‘contract at will’. This means that the Company may terminate Sir Martin’s service contract without the need to pay compensation for any notice period.

	Effective from	Notice period
Sir Martin Sorrell	19 Nov 2008	‘At will’
Paul Richardson	19 Nov 2008	12 months
Mark Read	19 Nov 2008	6 months

Executive directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a share owner in that organisation, non-executive fees for these roles are waived. However, if the Company is not a share owner in that organisation, any non-executive fees can be retained by the office holder.

Composition of the Compensation Committee

During 2011, the Compensation Committee comprised the following:

•	Jeffrey Rosen (chairman of the committee);

•	Colin Day;

•	Esther Dyson;

•	Philip Lader; and

•	Tim Shriver.

No member of the committee has any personal financial interest (other than as a share owner as disclosed on page 59) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses.

The terms of reference for the Compensation Committee are available on the Company’s website and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives, particularly the Group chief executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the chief talent officer and the worldwide director of compensation and benefits. The latter two individuals provide a perspective on information reviewed by the committee and are a conduit for requests for information and analysis from the Company’s external advisors. Towers Watson are the committee’s appointed compensation advisors; they did not provide any other material services to the Group.

The committee receives external advice on all matters pertaining to the determination of fair and appropriate compensation packages for the executive directors including competitive practices in comparator companies.

Review of the Audit Committee

During 2011, the Audit Committee comprised Paul Spencer, Jeffrey Rosen, Colin Day and Sol Trujillo.

Meetings of the Audit Committee, of which there were seven during 2011, were also attended (by invitation for all or part of any meeting) by the external auditors, the Company’s chairman, the Group finance director, Bud

Morten, the director of internal audit, the Group chief counsel, deputy Group chief counsel and the Company Secretary. Preparatory meetings were also held with the internal and external auditors as well as members of the Company’s senior management including the heads of the tax, treasury, legal and group reporting teams. The committee received presentations from the heads of internal audit, finance and treasury. The committee also received reports from the Disclosure Committee in relation to the Disclosure Committee’s review and work on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee’s terms of reference, which are reviewed with the Board annually and most recently in April 2012, are available for inspection on the Company’s website at www.wpp.com and at all general meetings of the Company. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

During the year, the committee and its members were formally assessed by the chairman of the Company for their technical suitability to be members and also for its overall effectiveness. The Board has designated Paul Spencer as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the Combined Code and the UK Corporate Governance Code.

The committee has once again overseen the progress towards compliance with Section 404 of SOX for 2011, through regular status reports submitted by the internal and external auditors.

The committee received and reviewed regular reports on both the Company’s Right to Speak helpline, which is made available to employees to enable them to communicate confidentially on matters of concern and the actions taken in response to those calls.

The committee has established a policy regarding non-audit services that may be provided by the external auditors, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SOX. Other categories of work may be provided by the auditors if it is appropriate for them to do so. The provision of such services and associated fees are pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2011 is shown in note 3 to the financial statements and in Item 16C.

In line with the committee’s responsibility to review and appoint the external auditors and approve their remuneration and terms of engagement, in 2011 the committee monitored Deloitte’s independence, objectivity and performance with reference to frequent reports from Deloitte during the year covering the overall audit strategy and the progress and results of the audit.

Other work carried out by the committee in 2011 included:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements;

•	reviewing internal financial control and internal audit activities;

•	assisting the Board in meeting its responsibilities in respect of reviewing and reporting on the systems and key elements of risk management as they affect the Group;

•

reviewing the Group Treasury policy with particular focus on debtors, funding foreign exchange and cash management and the continued ability of the Group to adopt the going concern basis in preparing financial statements;

•	reviewing reports on any material litigation or regulatory reviews involving Group companies;

•	reviewing the Group’s mergers and acquisitions strategy, any significant acquisitions, due diligence procedures and integration processes and the debt financing by the Group;

•	reviewing new business models proposed by Group companies;

•	reviewing the Group’s Code of Business Conduct and supporting training programs;

•	reviewing the Group’s tax strategy and domicile;

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission with which the Company must comply;

•	reviewing the procedures and supporting training programs being implemented by the Group in response to the UK Bribery Act and US Foreign Corrupt Practices Act and increased regulatory focus; and

•	reviewing the Group’s reporting systems and back office integration initiatives.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2011, the Group, including all employees of associated undertakings, had approximately 158,000 employees located in over 2,500 offices in 107 countries compared with 146,000 and 138,000 as at 31 December 2010 and 2009, respectively. Excluding all employees of associated undertakings, this figure is 113,615 (2010: 104,052, 2009: 98,759). The average number of employees in 2011 was 109,971 compared to 101,387 and 105,318 in 2010 and 2009, respectively, including acquisitions.

Their geographical distribution was as follows:

	2011	2010	2009
North America	27,540	25,546	25,004
United Kingdom	10,555	9,620	9,704
Western Continental Europe	22,504	21,154	22,230
Asia Pacific, Latin America, Africa and Middle East and Central & Eastern Europe	49,372	45,067	48,380
	109,971	101,387	105,318
Their operating sector distribution was as follows:

	2011	2010	2009

Advertising and Media Investment Management	47,252	42,424	42,906
Consumer Insight	29,204	28,167	28,325
Public Relations & Public Affairs	7,869	7,364	7,325
Branding & Identity, Healthcare and Specialist Communications	25,646	23,432	26,762
	109,971	101,387	105,318

E. Share Ownership

Directors’ Interests

Directors’ interests in the Company’s ordinary share capital, all of which were beneficial (unless otherwise stated), are shown in the following table. Save as disclosed in this table and in the rest of Item 6, no director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. As at 31 December 2011, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 20,599,871 shares in the Company (22,083,378 in 2010). Further details of the long-term incentive plans are given in Item 6B.

	At 1 Jan 2011 or appointment date	Shares acquired through long- term incentive plan awards in 2011		Movement during 2011 inc. shares purchased in 2011	At 31 Dec 2011	Shares acquired through long- term incentive plan awards in 2012		Other movements since 31 Dec 2011	At 20 Apr 2012	Shares contributed to charity 2007-2011 (and no longer beneficially owned)
		Vested	(Sold)			Vested	(Sold)
C Day	15,240	—	—	—	15,240	—	—	—	15,240	—
E Dyson	35,000	—	—	—	35,000	—	—	—	35,000	—
O Gadiesh	—	—	—	—	—	—	—	—	—	—
P Lader	11,950	—	—	—	11,950	—	—	—	11,950	—
R Li	—	—	—	—	—	—	—	—	—	—
S W Morten	20,000	—	—	—	20,000	—	—	—	20,000	—
K Naganuma[1]	—	—	—	—	—	—	—	—	—	—
L Olayan	—	—	—	10,000	10,000	—	—	—	10,000	—
J A Quelch	12,000	—	—	—	12,000	—	—	—	12,000	—
M Read[2]	97,126	139,782	(139,782)	7,605	104,731	38,633	(38,633)	—	104,731	—
P W G Richardson[2,3]	494,790	456,926	(415,926)	—	535,790	154,538	(77,273)	—	613,055	—
J Rosen	12,000	—	—	—	12,000	—	—	—	12,000	—
T Shriver	10,000	—	—	—	10,000	—	—	—	10,000	—
P Spencer	10,000	—	—	—	10,000	—	—	—	10,000	—
S Trujillo	10,000	—	—	—	10,000	—	—	—	10,000	—
Sir Martin Sorrell[2,4,5,6]	16,857,601	930,262	—	(264,000)	17,523,863	386,344	—	—	17,910,207	805,936	[7]
[1]	K Naganuma is a director of Asatsu-DK, which at 20 April 2012 had interests in 31,295,646 shares representing 2.48% of the issued share capital of the Company.
[2]	Interests include investment shares committed to the 2008, 2009, 2010 and 2011 awards under the LEAP plans but do not include matching shares from these awards, if any.
[3]

In March 2012, Mr Paul Richardson agreed to charge 15,453 WPP ADRs to Bank of America, N.A. as security for existing bank facilities made available to him. The total number of WPP ADRs charged by Mr Paul Richardson to Bank of America, N.A. after that transaction is 115,611.

[4]

Includes 4,176,833 shares pursuant to the vesting of the 2004 and 2005 awards, part of the 2006 award and the 2007 award granted under LEAP. The receipt of these awards has been deferred until November 2017.

[5]

Includes 3,636,950 shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and comprised the UK and US Deferred Stock Units Awards Agreements.

[6]	In March 2011, Sir Martin Sorrell gifted 264,000 ordinary shares to the JMMRJ Sorrell Charitable Foundation.
[7]	The JMMRJ Sorrell Charitable Foundation, of which Sir Martin Sorrell is a joint trustee, has an interest of 805,936 WPP plc shares. Sir Martin has no beneficial interest in these shares.

Options held by executive directors

The options held by Mark Read at 31 December 2011 were granted prior to him becoming a director of the Company.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2011 (no. of shares)	Granted/ (lapsed) 2011 (no. of shares)	Exercised 2011 (no. of shares)	Share price on exercise	Value on exercise	At 31 Dec 2011 (no. of shares)	Share price 31 Dec 2011[1]
Mark Read	17.11.2003	17.11.2013	£5.595	10,615	—	—	—	—	10,615	£6.755
	29.10.2004	29.10.2014	£5.535	9,879	—	—	—	—	9,879	£6.755
[1]	Share price 12-month high/low: £8.465/£5.78.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

		20 April 2012		18 April 2011		16 April 2010
Legal & General	3.55%	44,960,433	3.78%	47,884,647	3.99%	50,154,226
BlackRock Inc.	*	*			5.10%	64,106,906
AXA S.A.	*	*			4.95%	62,221,408
Massachusetts Financial Services Company	*	*			4.84%	60,838,710
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

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

The number of outstanding ordinary shares at 31 December 2011 was 1,266,373,821 which includes the underlying ordinary shares represented by 9,715,724 ADSs. 222 share owners of record of WPP ordinary shares were US residents at 31 December 2011.

The geographic distribution of our share ownership as at 31 December 2011 is presented below:

United Kingdom	36%
United States	35%
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	29%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material for any of the years presented.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Outstanding legal proceedings

The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate liability, if any, that is likely to result from these matters would not have a material impact on the Company’s financial position, or on the results of its operations.

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

Dollar amounts paid to ADR holders depend on the sterling/dollar exchange rate at the time of payment.

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

Share owners who hold more than 100,000 ordinary shares and who wish to receive their dividend from a United Kingdom source must make an election and should contact Computershare Investor Services (Computershare) for the relevant forms. Share owners who held 100,000 or fewer WPP ordinary shares on the date of admission of the Company’s shares to the London Stock Exchange, or (if later) on the first dividend record date after they became share owners in the Company, will be automatically deemed to have elected to receive a United Kingdom-sourced dividend. All elections remain in force indefinitely unless revoked. Unless share owners have made, or are deemed to have made, an election under the Dividend Access Plan, their dividends will be paid from an Irish source and be taxed accordingly.

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

WPP DAS Limited 2011 financial statements are presented on page F-45.

Scrip Dividend

Following share owner approval at the 2011 Company’s General Meeting, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, this scheme commenced with the second interim dividend for 2010.

The Scrip Dividend Scheme does not extend to ADR holders and any ADR holder wishing to receive New Shares instead of cash dividends would first need to withdraw from the Company’s ADR programme prior to the dividend record date set by the ADR depositary and request delivery of WPP Shares.

The operation of the Scrip Dividend Scheme is always subject to the Directors’ decision to make an offer of New Shares by way of scrip dividend alternative in respect of any particular dividend. Should the directors decide not to offer New Shares in respect of any dividend, cash will be paid instead.

The Scrip Dividend Scheme is governed by, and its terms and conditions are to be construed in accordance with, English law.

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

	£ per Ordinary Share
	High	Low
2007	7.88	5.77
2008	6.48	3.10

2009	6.15	3.53

2010
First Quarter	6.83	5.73
Second Quarter	7.40	6.08
Third Quarter	7.30	6.15
Fourth Quarter	7.95	6.97

2011
First Quarter	8.47	7.38
Second Quarter	7.90	7.21
Third Quarter	7.86	5.79
October	6.88	5.78
November	6.74	6.17
December	6.76	6.38
Fourth Quarter	6.88	5.78

2012
January	7.58	6.69
February	8.17	7.61
March	8.80	7.99
First Quarter	8.80	6.69

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2007	77.93	59.47
2008	63.19	23.28

2009	49.99	24.54

2010
First Quarter	51.55	44.30
Second Quarter	57.03	44.48
Third Quarter	57.07	46.97
Fourth Quarter	61.97	55.23

2011
First Quarter	68.78	58.74
Second Quarter	65.29	58.95
Third Quarter	62.87	45.40
October	55.38	45.04
November	54.17	47.32
December	52.52	49.01
Fourth Quarter	55.38	45.04

2012
January	59.04	52.14
February	64.64	59.92
March	70.03	62.60
First Quarter	70.03	52.14

The Depositary held 48,578,623 ordinary shares as at 31 December 2011, approximately 3.84% of the outstanding ordinary shares, represented by 9,715,724 outstanding ADSs.

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

The following summarises certain provisions of our memorandum and articles of association and applicable Jersey law. This summary is qualified in its entirety by reference to the Jersey Companies Law and our memorandum and articles of association. A copy of our memorandum and articles of association in the form adopted by Special Resolution on 30 September 2008 and amended by Special Resolution on 2 June 2011 is filed as an exhibit to this Form 20-F.

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

Authority to allot securities and disapplication of pre-emption rights

WPP may from time to time pass an ordinary resolution authorising the board of directors to exercise all the powers of WPP to allot relevant securities up to the nominal amount specified in the resolution. The authority shall expire on the day specified in the resolution, not being more than five years after the date on which the resolution is passed.

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

A director need not be a share owner.

There is no age limit for directors.

At each Annual General Meeting every director shall retire from office. A retiring director shall be eligible for re-election and a director who is re-elected will be treated as continuing in office without a break.

The directors shall be paid fees not exceeding in aggregate £2,000,000 per annum (or such larger sum as WPP may, by ordinary resolution, determine) as the board of directors may decide to be divided among them. Such fee shall be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

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

(ii) on 23 June 2004, WPP Finance (UK) issued US$650,000,000 of 5.875% notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as at 23 June 2004 among WPP Finance (UK), as Issuer, WPP 2005 Limited, as guarantor and Citibank N.A., as Trustee, as supplemented by the First Supplemental Indenture dated as at 23 June 2004 among WPP Finance (UK), as Issuer, WPP 2005 Limited, as Guarantor and Citibank N.A., as Trustee. The Notes were fully and unconditionally guaranteed by WPP 2008 Limited pursuant to the Second Supplemental Indenture dated 27 June 2006 and by WPP Young & Rubicam US Holdings (a subsidiary of WPP) pursuant to the Third Supplemental Indenture dated 19 December 2006. The Notes were fully and unconditionally guaranteed by WPP and WPP Air 1 Limited (a subsidiary of WPP) pursuant to the Fourth Supplemental Indenture dated 7 October 2008 and the Fifth Supplemental Indenture dated 30 April

2009. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the Notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The Indenture also contains a joint and several indemnity from the Issuer and the guarantors referred to above in favour of the Trustee. On 2 December 2011, holders exchanged US$281,369,000 of the foregoing notes for $312,387,000 principal amount of 4.75% guaranteed senior notes due November 2021 issued by WPP Finance 2010 and guaranteed by WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited. The outstanding principal of the 5.875% notes due 2014 is therefore now US$368,631,000;

(iii) on 5 December 2006, WPP 2008 Limited issued EUR 600,000,000 4.375% guaranteed bonds due 2013. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 5 December 2006 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The administration of payments to bondholders is provided for in a Paying Agency Agreement dated 5 December 2006 between WPP 2008 Limited, Citibank, N.A., London Branch and others. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision. The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(iv) on 4 April 2007, WPP 2008 Limited issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

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

(vi) On 12 May 2008, WPP 2008 Limited issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP, WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds;

(vii) effective 19 November 2008, WPP entered into a deposit agreement with Citibank, N.A., as Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the Depositary has agreed to act as depositary with respect to the WPP ADSs issued in exchange for WPP 2008 Limited ADSs following effectiveness of the Scheme. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADR certificates, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and WPP, charges of the Depositary, and compliance with applicable law;

(viii) On 19 May 2009, WPP plc issued £450,000,000 of 5.75% guaranteed convertible bonds due 2014. The bonds are guaranteed by WPP 2008 Limited, WPP 2005 Limited, WPP Air 1 Limited and WPP Air 3 Limited and were constituted by a trust deed dated May 19, 2009. The bonds are listed on the London Stock Exchange and the terms and conditions contain a conversion provision allowing bondholders to convert their bonds into ordinary shares of WPP plc within a specified period. The bonds contain a conversion option upon a Change of Control, a negative pledge and events of default provisions (including a cross default provision). The trust deed contains an indemnity in favour of Citicorp Trustee Company Limited;

(ix) On 10 June 2009, WPP Finance (UK) issued US$600,000,000 of 8% guaranteed senior notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as at 10 June 2009 among WPP Finance (UK), as Issuer, WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust Company, as Trustee. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee;

(x) On 2 November 2011, WPP Finance 2010 issued US$500,000,000 of 4.75% guaranteed senior notes due November 2021. In December 2011 WPP Finance 2010 issued an additional $312,387,000 of 4.75% guaranteed senior notes due November 2021 in exchange for $281,369,000 of outstanding 5.875% Senior Notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued US$812,387,000 of the 4.75% guaranteed senior notes due November 2021 pursuant to the Indenture and the First Supplemental Indenture, both dated as at 2 November 2011, among WPP Finance 2010 as Issuer, WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust Company, as Trustee. Aside from the coupon and repayment date, the terms and conditions of the notes are the same as those for the $600,000,000 8% notes due September 2014 described above;

(xi) On 30 November 2011, WPP CP Finance PLC, WPP Finance Co. Limited and WPP Group Canada Finance, Inc., as borrowers, entered into an agreement for a five year multi-currency revolving credit facility (with a US Dollar swingline option) of US$1,050,000,000 and £375,000,000 with a syndicate of banks and Citibank International plc as facility agent. The facility is guaranteed by WPP plc, WPP 2008 Limited, WPP 2005 Limited, WPP Air 1 Limited and WPP CP Finance PLC. The

facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$825,000,000. The initial margin over LIBOR for the facility is 0.85%. It will be 0.55% per annum if WPP’s rating by Standard and Poor’s and Moody’s Investor Service is A-/A3 or higher, 0.65% if the ratings are BBB+/Baa1, 0.75% if the ratings are BBB/Baa2, 0.95% if the ratings are BBB-/Baa3 and 1.25% if the ratings are BB+/Ba1 or lower. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin and a utilisation fee is payable at the rate of 0.20% on the outstanding drawings under the facility if the outstandings exceed 33% of the facility but are less than 66% and at the rate of 0.40% if the outstandings exceed 66%. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate.

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

WPP continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes. Following share owner approval at the Company’s Annual General Meeting, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in WPP instead of cash dividends, this scheme commenced with the second interim dividend for 2010.

The Scrip Dividend Scheme Circular and the rules of the Dividend Access Plan are available to view on WPP’s website www.wpp.com. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Republic of Ireland, United Kingdom, Jersey and the United States taxation

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

Disposal of ordinary shares

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

A disposal or deemed disposal of shares by a share owner who is resident or ordinarily resident in the Republic of Ireland may, depending on individual circumstances (including the availability of exemptions and allowable losses), give rise to a chargeable gain or allowable loss for the purposes of Irish capital gains tax. The current rate of capital gains tax in the Republic of Ireland is 25%.

The share register of WPP is held in Jersey and, accordingly, individual share owners who are resident, or ordinarily resident in the Republic of Ireland, but not domiciled in the Republic of Ireland, will be liable to Irish capital gains tax only to the extent that the proceeds of a disposal of shares are remitted or deemed to be remitted to the Republic of Ireland.

Irish resident corporate share owners will be liable to Irish capital gains tax irrespective of whether the proceeds of the disposal of the Shares are remitted or deemed to be remitted to the Republic of Ireland.

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

Where a share owner opts to take additional fully paid new shares instead of a cash dividend under the Scrip Dividend Scheme, the share owner will be treated as if he had received a distribution of an amount equal to the cash dividend which would have been received if he had not elected to take the new shares. In such circumstances, WPP, when issuing the new shares to each share owner (other than a share owner exempted from DWT and who has complied in advance with the relevant procedural requirements, referred to below), will issue a reduced number of shares equal in value to the net amount of the distribution after deducting DWT tax (which currently applies at the rate of 20%.). WPP will then pay to the Irish Revenue an amount of DWT equal to the amount of DWT which would have been payable had he or she elected to take cash instead of new shares.

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

An Irish resident or ordinarily resident share owner, who elects to participate in the Scrip Dividend Scheme will be subject to Irish income tax on the gross cash value (before deduction of applicable DWT) of the distribution to which the share owner is entitled at their marginal rate and, in certain circumstances PRSI (pay related social insurance) and/or the universal social charge. Irish resident individual share owners are generally entitled to credit for DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

An Irish resident corporate share owner will generally be exempt from Irish tax in respect of new shares received as a result of participating in the Scrip Dividend Scheme. If an Irish resident corporate share owner is a close company for tax purposes, however, it may, in certain circumstances, be liable to a 20% investment income surcharge in respect of dividends received from WPP.

Non-Irish resident share owners are, unless entitled to exemption from DWT, liable to Irish income tax on distributions (which would include new shares received as a result of participating in a scrip dividend scheme) received from WPP. However, DWT deducted by the Company discharges such liability to Irish income tax. Where a non-resident share owner is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by WPP, a claim may be made for a refund of the DWT.

Non-Irish resident share owners, whether individuals or corporate share owners, may be subject to foreign taxation on dividends received under the local law of the jurisdiction of their residence.

Stamp duty

No Irish stamp duty or capital duty will arise on the issue or transfer for cash of ordinary shares provided such transactions do not relate to Irish stocks or securities of an Irish registered company.

United Kingdom taxation

Cash Dividends

Cash dividends received from WPP plc or from WPP DAS Limited via the Dividend Access Plan, by individual share owners resident in the UK will generally be subject to UK income tax on the gross amount of any dividends paid by WPP before deduction of DWT (if any) with a tax credit equal to one-ninth of the dividend received; tax credits are not repayable to UK holders with no tax liability. Individuals whose income is within the lower or basic tax rate bands are liable to tax at 10% on the dividend income and the tax credit will satisfy their income tax liability on UK dividends. For higher tax rate payers the rate of tax on dividend income for dividends received on or after 6 April 2010 is either 32.5% or 42.5% for individuals with income of £150,000 or more, with relief available for the tax credit referred to above. The gross amount of the cash dividend will be regarded as the top slice of the WPP share owner’s income and will be subject to UK income tax as set out above. Share owners within the charge to UK corporation tax will not generally be subject to UK corporation tax on receipt of a cash dividend from the Company or, in the case of the Dividend Access Plan, from WPP DAS Limited.

Dividends paid by WPP plc will generally be subject to DWT at the standard rate of income tax (currently 20%) unless the share owner is within one of the categories of exempt share holders as provided in Irish law or by virtue of a relevant tax treaty. UK resident WPP share owners may be able to apply for an exemption from withholding taxes under Irish domestic law or the UK-Ireland double tax treaty. DWT is not payable where an exemption applies provided that WPP plc has received all necessary documentation required by the relevant legislation from a WPP share owner prior to the payment of the dividend. Share owners are advised to consult their professional advisors on this point. Where a non-Irish resident share owner is entitled to exemption from DWT but DWT has to be deducted from the dividend by WPP, a claim may be made for a refund of the DWT to the Irish tax authorities. Her Majesty’s Revenue & Customs will generally give credit (such credit being limited to the UK-Ireland double tax treaty rate) for any Irish DWT withheld from the payment of a dividend (if any) and not recoverable from the Irish tax authorities against the UK income tax payable in respect of the gross amount of the dividend. If a share owner makes, or is deemed to have made, an election to receive dividends via the Dividend Access Plan, such share owner will receive dividends directly from WPP DAS Limited (unless there is a shortfall in the Dividend Access Trust, in which case some or all of the dividend will be received from WPP). WPP DAS Limited is not required to withhold at source any amount in respect of UK tax from dividend payments it makes under the Dividend Access Plan regardless of who the recipient of the payment is. The Dividend Access Plan is described further in Item 8.

Scrip Dividend Scheme

In the absence of any Irish dividend withholding tax (DWT) being levied on issues of new shares under the Scrip Dividend Scheme, individual share owners should not be liable to UK income tax on receipt of the new shares and share owners within the charge to UK corporation tax should not be subject to UK corporation tax on receipt of the new shares. For the purposes of UK taxation of chargeable gains, the new shares will be treated as being the same asset as the existing holding of shares (the Original Holding) in respect of which the Scrip Dividend Mandate Form was made and as having been acquired when the Original Holding was acquired (together, the New Holding). The New Holding will have the same base cost for chargeable gains purposes as the Original Holding. On a subsequent disposal of any of the new shares, share owners may (depending upon their individual circumstances, which may include the availability of exemptions or reliefs) be subject to UK capital gains tax or UK corporation tax on chargeable gains.

If however DWT is levied on the issue of new shares under the Scrip Dividend Scheme, share owners will receive new shares net of any such withholding (the net amount). The difference between the net amount and the amount of new shares that would have been received by a share owner under the Scrip Dividend Scheme in the absence of that DWT is likely to be treated in the same way as a cash dividend paid by the Company and certain share owners may, subject to the completion of certain procedural formalities, be entitled to reclaim some or all of the DWT or be entitled to relief at source in respect thereof.

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

WPP will be entitled to issue new shares under the Scrip Dividend Scheme without any withholding or deduction for or on account of Jersey income tax. Share owners (other than residents of Jersey) will not be subject to tax in Jersey in respect of the receipt, holding, sale or other disposition of new shares.

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

The rate of stamp duty payable is:

(i) (where the net value of the deceased person’s relevant personal estate does not exceed £100,000) 0.50 percent of the net value of the deceased person’s relevant personal estate; or

(ii) (where the net value of the deceased person’s relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 percent of the net value of the deceased person’s relevant personal estate which exceeds £100,000.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2011 is estimated to be a net asset of £45.5 million (£121.0 million net asset with respect to interest rate swaps and £75.5 million net liability for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

Interest rate and foreign currency risks

The Company’s interest rate and foreign currency risks management policies are discussed in note 24 to the consolidated financial statements.

Interest rate derivatives and currency derivatives utilised by the Group are discussed in note 25 to the consolidated financial statements.

Analysis of fixed and floating rate debt by currency, including the effect of interest rate and cross currency swaps, as at the balance sheet date is provided in note 10 to the consolidated financial statements.

Sensitivity analyses that address the effect of interest rate and currency risks on the Group’s financial instruments is provided in note 24 to the consolidated financial statements.

Credit risk

Our credit risk exposure and management policies are discussed in note 24 to the consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

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

Depositary Payments—Fiscal Year 2011

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2011.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2011. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting (including those applicable to WPP DAS Ltd) as at 31 December 2011. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2011 our internal control over financial reporting (including those applicable to WPP DAS Ltd) was effective.

The Company’s internal control over financial reporting, (including those applicable to WPP DAS Ltd) as at 31 December 2011, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 88.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting, including those controls applicable to the WPP DAS Ltd. (“the Trust”) based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting, including those applicable to the Trust, as at 31 December 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2011 of the Company and financial statements as at and for the year ended 31 December 2011 of the Trust and our reports dated 30 April 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2012

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2011, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Paul Spencer, Jeffrey Rosen, Colin Day and Sol Trujillo at 31 December 2011. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Paul Spencer, serving as Chairman of its audit committee. See the biography of Paul Spencer in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was updated in 2011, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or New York at the following addresses or telephone numbers:

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RL England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP

100 Park Avenue

New York, New York 10017-5516

Tel: (212) 632-2200

Fax: (212) 632-2222

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2011	2010
	£m	£m
Audit fees	19.8	19.3
Tax fees[1]	3.4	3.9
All other fees[2]	5.2	5.3
	28.4	28.5
[1]	Tax fees comprise tax advisory, planning and compliance services.
[2]	Other fees comprise assurance services, including fees for due diligence, transition support fees and review of earn-out payment calculations.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

At the Annual General Meeting of WPP plc on 29 June 2010 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 125,496,212 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 2 June 2011 and was replaced by a new authority to purchase up to a maximum number of 126,473,546 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2012 and 1 September 2012.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	22,432	£7.83	22,432	123,039,005
February	—	—	—	123,039,005
March	7,827,342	£8.12	7,827,342	115,211,663
April	600,000	£7.82	600,000	114,611,663
May	20,239	£7.65	20,239	114,591,424
June	4,074,490	£7.43	4,074,490	122,399,056
July	—	—	—	122,399,056
August	3,600,000	£6.15	3,600,000	118,799,056
September	6,292,797	£6.13	6,292,797	112,506,259
October	1,751,320	£6.46	1,751,320	110,754,939
November	308,668	£6.49	308,668	110,446,271
December	1,446,855	£6.46	1,446,855	108,999,416
Total	25,944,143	£7.02	25,944,143

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2011, 2010 and 2009 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title
1.1	Memorandum and Articles of Association of WPP plc, as amended 2 June 2011.*
2.1	Deposit Agreement dated as of 19 November 2008 among WPP plc, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A) to the Registrant’s Registration Statement on Form F-6EF filed on 18 November 2008).
2.2	Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee (incorporated herein by reference to Exhibit 4.14 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).
2.3	First Supplemental Indenture, dated as of 23 June 2004, among WPP Finance (UK), as Issuer, WPP Group plc, as Guarantor, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.15 to the Registration Statement on Form F-4 filed by the Registrant on 21 September 2004 (File No. 333-119163)).
2.4	Second Supplemental Indenture, dated as of 27 June 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited and WPP Group plc, as Guarantors, and Citibank, N.A., as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.11 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).
2.5	Form of 5.875% Notes Due 2014 (included as part of Exhibit 2.2).
2.6	Form of Guarantee of 5.875% Notes due 2014 (included as part of Exhibit 2.2).
2.7	Third Supplemental Indenture, dated as of 19 December 2006, among WPP Finance (UK), as Issuer, WPP 2005 Limited, WPP Group plc and WPP Spangle, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).
2.8	Fourth Supplemental Indenture, dated as of 7 October 2008, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings (formerly known as WPP Spangle), WPP 2005 Limited and WPP Group plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-3 filed by the Registrant on 27 March 2009 (File No. 333-158262)).

Exhibit No.	Exhibit Title
2.9	Fifth Supplemental Indenture, dated as of 30 April 2009, among WPP Finance (UK), as Issuer, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, Young & Rubicam Brands US Holdings, WPP 2005 Limited, WPP 2008 Limited (formerly known as WPP Group plc) and WPP plc, as Guarantors, and Wilmington Trust Company, as Trustee, pertaining to the issuance of U.S. $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 4.375% Bonds due 5 December 2013 (incorporated herein by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).
2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, indenture instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).
2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).
2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).
2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.25% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).
2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S. $1,600,000,000 Revolving Credit Facility Agreement dated 23 August 2005 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £600,000,000 Revolving Credit Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.18	Fifth Supplemental Indenture, dated as of 7 October 2008, among WPP plc, WPP Air 1 Limited and WPP Air 3 Limited, in their capacities as partners of WPP Air UK, WPP Group plc, WPP 2005 Limited, Grey Global Group Inc. and American Stock Transfer & Trust Company, LLC, as Trustee, pertaining to Grey’s 5% Contingent Convertible Subordinated Debentures due 2033 (incorporated herein by reference to Exhibit 2.18 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
2.19	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $600,000,000 of 8% Senior Notes due 2014 (incorporated herein by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).

Exhibit No.	Exhibit Title
2.20	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £450,000,000 of 5.75% Guaranteed Bonds due 2014 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).
2.21	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $30 million of 6.22% promissory notes due July 10, 2012, and $25 million of 6.34% promissory notes due July 10, 2014 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).
2.22	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021.*
4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).
4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).
4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).
4.4	Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).
4.5	Amendment to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.28 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).
4.6	Amendment No. 2 to Young & Rubicam Inc. 1997 Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.23 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).
4.7	Young & Rubicam Inc. Director Stock Option Plan (incorporated herein by reference to Exhibit 10.25 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1999).
4.8	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).
4.9	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.10	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.11	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.12	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.13	Grey Advertising Inc. amended and restated 1994 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.02 to Grey Global Group Inc. Quarterly Report on Form 10-Q for the quarter ended 30 September 1996 (File No. 000-07898)).
4.14	WPP Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title
4.15	WPP plc Performance Share Plan (incorporated herein by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.16	WPP plc Restricted Stock Plan, as amended through 11 April 2011.*
4.17	WPP 2005 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.18	WPP Annual Bonus Deferral Programme (incorporated herein by reference to Exhibit 4.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.19	2004-2006 Long Term Incentive Plan Participant Guide (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2005).
4.20	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.21	WPP 2008 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.27 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.22	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.23	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2010).
4.24	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.25	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.26	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.27	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.28	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.29	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.30	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.31	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).
4.32	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

Exhibit No.	Exhibit Title
4.33	Amendment No. 2 to the Grey Global Group Inc. 2003 Senior Management Incentive Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.39 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008)
4.34	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.35	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.36	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.37	Taylor Nelson Sofres 2001 Equity Participation Plan (incorporated herein by reference to Exhibit 4.43 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.38	Taylor Nelson Sofres plc 2005 Long Term Incentive Plan (incorporated herein by reference to Exhibit 4.44 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.39	Taylor Nelson Sofres New Share Plan (incorporated herein by reference to Exhibit 4.45 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).
4.40	Leadership Equity Acquisition Plan III, as amended through 12 November 2011.*
4.41	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson.*
8.1	List of subsidiaries.*
12.1	Certification of Group Chief Executive.*
12.2	Certification of Group Finance Director.*
13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*
13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*
14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*
14.2	Consent of Independent Registered Public Accounting Firm (for WPP DAS Limited).*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W. G. Richardson Group Finance Director

30 April 2012

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2011 and 2010, and the results of its operations and cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 April 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2012

Our 2011 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2011.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorised for issue on 30 April 2012.

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

Accounting policies (continued)

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

Interests in associates and joint ventures

An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

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

Accounting policies (continued)

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

Other debt

Other interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

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

Accounting policies (continued)

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

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Such liabilities are classified as current when the Group expects to settle the liability within 12 months and the remainder as non-current. Any interest and penalties accrued are included in income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

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

For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the consolidated statement of comprehensive income.

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

Accounting policies (continued)

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

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 7 (amended): Financial Instruments: Disclosures;

•	IFRS 9: Financial Instruments;

•	IFRS 10: Consolidated Financial Statements;

•	IFRS 11: Joint Arrangements;

•	IFRS 12: Disclosure of Interests in Other Entities;

•	IFRS 13: Fair Value Measurement;

•	IAS 1 (amended): Presentation of Financial Statements;

•	IAS 12 (amended): Income Taxes;

•	IAS 19 (amended): Employee Benefits;

•	IAS 27 (revised): Separate Financial Statements;

•	IAS 28 (revised): Investments in Associates and Joint Ventures; and

•	IAS 32 (amended): Financial Instruments: Presentation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

In the current year, the following Standards and Interpretations became effective:

•	IAS 24 (revised): Related Party Transactions;

•	IAS 32 (amended): Classification of Rights Issues;

•	IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and

•	IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments.

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

Consolidated income statement

For the years ended 31 December 2011, 2010, 2009

	Notes	2011 £m	2010 £m	2009 £m
Revenue	2	10,021.8	9,331.0	8,684.3
Direct costs		(783.3)	(770.5)	(703.6)
Gross profit		9,238.5	8,560.5	7,980.7
Operating costs	3	(8,046.3)	(7,587.5)	(7,219.0)
Operating profit		1,192.2	973.0	761.7
Share of results of associates	4	66.1	55.2	57.0
Profit before interest and taxation		1,258.3	1,028.2	818.7
Finance income	6	97.3	81.7	150.4
Finance costs	6	(297.2)	(276.8)	(355.4)
Revaluation of financial instruments	6	(50.0)	18.2	48.9
Profit before taxation		1,008.4	851.3	662.6
Taxation	7	(91.9)	(190.3)	(155.7)
Profit for the year		916.5	661.0	506.9

Attributable to:
Equity holders of the parent		840.1	586.0	437.7
Non-controlling interests		76.4	75.0	69.2
		916.5	661.0	506.9

Earnings per share[1]
Basic earnings per ordinary share	9	67.6p	47.5p	35.9p
Diluted earnings per ordinary share	9	64.5p	45.9p	35.3p

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-44 form an integral part of this consolidated income statement.

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated statement of comprehensive income

For the years ended 31 December 2011, 2010, 2009

	2011 £m	2010 £m	2009 £m
Profit for the year	916.5	661.0	506.9
Exchange adjustments on foreign currency net investments	(256.3)	156.3	(155.6)
Gain/(loss) on revaluation of available for sale investments	11.3	(59.8)	(13.5)
Actuarial loss on defined benefit pension plans	(72.0)	(0.4)	(7.2)
Deferred tax on defined benefit pension plans	0.1	0.2	(4.4)
Other comprehensive (loss)/income relating to the year	(316.9)	96.3	(180.7)
Total comprehensive income relating to the year	599.6	757.3	326.2
Attributable to:
Equity holders of the parent	529.5	672.6	270.4
Non-controlling interests	70.1	84.7	55.8
	599.6	757.3	326.2

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-44 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2011, 2010, 2009

	Notes	2011 £m	2010 £m	2009 £m
Net cash inflow from operating activities	11	665.2	1,361.2	818.8
Investing activities
Acquisitions and disposals	11	(469.8)	(200.1)	(118.4)
Purchases of property, plant and equipment		(216.1)	(190.5)	(222.9)
Purchases of other intangible assets (including capitalised computer software)		(37.1)	(27.0)	(30.4)
Proceeds on disposal of property, plant and equipment		13.2	7.6	9.2
Net cash outflow from investing activities		(709.8)	(410.0)	(362.5)
Financing activities
Share option proceeds		28.8	42.7	4.1
Cash consideration for non-controlling interests	11	(62.6)	(15.1)	(26.4)
Share repurchases and buy-backs	11	(182.2)	(46.4)	(9.5)
Net increase/(decrease) in borrowings	11	301.4	19.8	(426.3)
Financing and share issue costs		(11.9)	(3.5)	(18.8)
Equity dividends paid		(218.4)	(200.4)	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(62.2)	(66.7)	(63.0)
Net cash outflow from financing activities		(207.1)	(269.6)	(729.7)
Net (decrease)/increase in cash and cash equivalents		(251.7)	681.6	(273.4)
Translation differences		(29.9)	82.2	(98.7)
Cash and cash equivalents at beginning of year		1,709.8	946.0	1,318.1
Cash and cash equivalents at end of year	11	1,428.2	1,709.8	946.0

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-44 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2011, 2010

	Notes	2011 £m	2010 £m
Non-current assets
Intangible assets:
Goodwill	12	9,430.8	9,106.3
Other	12	1,859.9	1,904.5
Property, plant and equipment	13	728.3	708.4
Interests in associates and joint ventures	14	801.3	792.1
Other investments	14	190.8	173.7
Deferred tax assets	15	86.0	79.1
Trade and other receivables	17	309.1	323.5
		13,406.2	13,087.6
Current assets
Inventory and work in progress	16	333.9	366.0
Corporate income tax recoverable		88.5	82.9
Trade and other receivables	17	8,919.7	8,843.4
Cash and short-term deposits		1,946.6	1,965.2
		11,288.7	11,257.5
Current liabilities
Trade and other payables	18	(11,165.5)	(11,703.6)
Corporate income tax payable		(113.4)	(115.8)
Bank overdrafts and loans	20	(518.4)	(255.4)
		(11,797.3)	(12,074.8)
Net current liabilities		(508.6)	(817.3)
Total assets less current liabilities		12,897.6	12,270.3
Non-current liabilities
Bonds and bank loans	20	(3,893.0)	(3,598.2)
Trade and other payables	19	(553.1)	(388.6)
Corporate income tax payable		(379.5)	(481.8)
Deferred tax liabilities	15	(741.4)	(750.7)
Provision for post-employment benefits	23	(282.3)	(241.5)
Provisions for liabilities and charges	21	(154.0)	(161.6)
		(6,003.3)	(5,622.4)
Net assets		6,894.3	6,647.9
Equity
Called-up share capital	26	126.6	126.4
Share premium account		105.7	54.5
Shares to be issued		2.4	3.1
Merger reserve		(5,136.2)	(5,136.8)
Other reserves	27	938.9	1,182.8
Own shares		(177.6)	(144.8)
Retained earnings		10,803.5	10,361.4
Equity share owners’ funds		6,663.3	6,446.6
Non-controlling interests		231.0	201.3
Total equity		6,894.3	6,647.9

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-44 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2011, 2010, 2009

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2009	125.5	8.6	8.7	(5,138.8)	1,250.5	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	0.1	4.0	(1.7)	0.8	–	–	0.3	3.5	–	3.5
Exchange adjustments on foreign currency net investments	–	–	–	–	(142.2)	–	–	(142.2)	(13.4)	(155.6)
Net profit for the year	–	–	–	–	–	–	437.7	437.7	69.2	506.9
Dividends paid	–	–	–	–	–	–	(189.8)	(189.8)	(63.0)	(252.8)
Transfer from goodwill	–	–	(1.5)	–	–	–	–	(1.5)	–	(1.5)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	54.9	54.9	–	54.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.3	(45.3)	–	–	–
Treasury shares additions	–	–	–	–	–	(9.5)	–	(9.5)	–	(9.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(7.2)	(7.2)	–	(7.2)
Deferred tax on defined benefit plans	–	–	–	–	–	–	(4.4)	(4.4)	–	(4.4)
Loss on revaluation of available for sale investments	–	–	–	–	(13.5)	–	–	(13.5)	–	(13.5)
Equity component of convertible bonds (net of deferred tax)	–	–	–	–	34.7	–	–	34.7	–	34.7
Recognition/remeasurement of financial instruments	–	–	–	–	(36.4)	–	5.5	(30.9)	–	(30.9)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	(8.7)	(8.7)
Balance at 31 December 2009	125.6	12.6	5.5	(5,138.0)	1,093.1	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.8	41.9	(2.4)	1.2	–	–	0.9	42.4	–	42.4
Exchange adjustments on foreign currency net investments	–	–	–	–	146.6	–	–	146.6	9.7	156.3
Net profit for the year	–	–	–	–	–	–	586.0	586.0	75.0	661.0
Dividends paid	–	–	–	–	–	–	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.4	70.4	–	70.4
Tax adjustment on share-based payments	–	–	–	–	–	–	21.1	21.1	–	21.1
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	9.2	(55.6)	(46.4)	–	(46.4)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.2	0.2	–	0.2
Loss on revaluation of available for sale investments	–	–	–	–	(59.8)	–	–	(59.8)	–	(59.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.9	–	0.9	3.8	–	3.8
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	126.4	54.5	3.1	(5,136.8)	1,182.8	(144.8)	10,361.4	6,446.6	201.3	6,647.9
Ordinary shares issued	0.6	30.4	(0.7)	0.6	–	–	–	30.9	–	30.9
Share cancellations	(0.7)	–	–	–	0.7	–	(45.9)	(45.9)	–	(45.9)
Treasury share additions	–	–	–	–	–	(29.8)	–	(29.8)	–	(29.8)
Treasury share allocations	–	–	–	–	–	0.8	(0.8)	–	–	–
Exchange adjustments on foreign currency net investments	–	–	–	–	(250.0)	–	–	(250.0)	(6.3)	(256.3)
Net profit for the year	–	–	–	–	–	–	840.1	840.1	76.4	916.5
Dividends paid	–	–	–	–	–	–	(218.4)	(218.4)	(62.2)	(280.6)
Scrip dividend	0.3	20.8	–	–	–	–	(21.1)	–	–	–
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	78.8	78.8	–	78.8
Tax adjustment on share-based payments	–	–	–	–	–	–	(11.7)	(11.7)	–	(11.7)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(3.8)	(102.7)	(106.5)	–	(106.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(72.0)	(72.0)	–	(72.0)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.1	0.1	–	0.1
Gain on revaluation of available for sale investments	–	–	–	–	11.3	–	–	11.3	–	11.3
Recognition/remeasurement of financial instruments	–	–	–	–	(5.9)	–	33.8	27.9	–	27.9
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	126.6	105.7	2.4	(5,136.2)	938.9	(177.6)	10,803.5	6,663.3	231.0	6,894.3

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-44 form an integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 27.
[2]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Total comprehensive income relating to the year ended 31 December 2011 was £599.6 million (2010: £757.3 million, 2009: £326.2 million).

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

Operating sectors

Reported contributions were as follows:

	Revenue[1]	Headline PBIT[2]	Headline PBIT margin	Revenue[1]	Headline PBIT[2]	Headline PBIT margin	Revenue[1]	Headline PBIT[2]	Headline PBIT margin
	2011 £m	2011 £m	2011%	2010 £m	2010 £m	2010%	2009 £m	2009 £m	2009%
Advertising and Media Investment Management	4,157.2	667.9	16.1	3,733.3	573.0	15.3	3,420.5	472.8	13.8
Consumer Insight	2,458.0	258.7	10.5	2,430.2	234.8	9.7	2,297.1	196.9	8.6
Public Relations & Public Affairs	885.4	142.9	16.1	844.5	133.1	15.8	795.7	122.1	15.3
Branding & Identity, Healthcare and Specialist Communications	2,521.2	359.5	14.3	2,323.0	287.8	12.4	2,171.0	225.4	10.4
	10,021.8	1,429.0	14.3	9,331.0	1,228.7	13.2	8,684.3	1,017.2	11.7

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment & write-downs	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2011
Advertising and Media Investment Management	44.5	112.7	94.2	–	36.4	549.9
Consumer Insight	12.7	63.1	49.8	–	16.3	101.3
Public Relations & Public Affairs	3.9	15.4	15.8	–	3.2	42.6
Branding & Identity, Healthcare and Specialist Communications	17.7	62.0	51.7	–	10.2	107.5
	78.8	253.2	211.5	–	66.1	801.3
2010
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1
2009
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

	Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2011
Advertising and Media Investment Management	12,075.9			(9,331.8)
Consumer Insight	3,525.3			(1,058.2)
Public Relations & Public Affairs	1,825.0			(411.4)
Branding & Identity, Healthcare and Specialist Communications	5,147.6			(1,353.5)
	22,573.8	2,121.1	24,694.9	(12,154.9)	(5,645.7)	(17,800.6)
2010
Advertising and Media Investment Management	11,795.7			(9,553.6)
Consumer Insight	3,691.2			(1,143.9)
Public Relations & Public Affairs	1,699.6			(388.4)
Branding & Identity, Healthcare and Specialist Communications	5,031.4			(1,409.4)
	22,217.9	2,127.2	24,345.1	(12,495.3)	(5,201.9)	(17,697.2)

Note

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2011 £m		2010 £m		2009 £m
Revenue[1]
North America[5]		3,388.2		3,299.8		3,010.0
UK		1,183.5		1,087.6		1,029.0
Western Continental Europe[4]		2,505.1		2,325.3		2,327.8
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe		2,945.0		2,618.3		2,317.5
		10,021.8		9,331.0		8,684.3

	Margin		Margin		Margin
Headline PBIT[2]
North America[5]	15.5%	525.6	14.7%	484.6	13.2%	397.9
UK	14.0%	165.3	13.6%	147.9	12.8%	131.5
Western Continental Europe[4]	11.3%	284.0	9.5%	221.6	8.3%	193.4
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe	15.4%	454.1	14.3%	374.6	12.7%	294.4
	14.3%	1,429.0	13.2%	1,228.7	11.7%	1,017.2
Non-current assets[3]
North America[5]		4,960.4		4,742.7
UK		1,728.1		1,693.3
Western Continental Europe[4]		3,681.8		3,728.6
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe		2,765.0		2,649.2
		13,135.3		12,813.8

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for a reconciliation of headline PBIT to PBIT.
[3]	Non-current assets excluding financial instruments and deferred tax.
[4]

Western Continental Europe includes Ireland with revenue of £40.3 million (2010: £37.4 million, 2009: £43.4 million), headline PBIT of £1.1 million (2010: £ 2.0 million, 2009: £3.9 million) and non-current assets of £52.4 million (2010: £65.0 million).

[5]

North America includes the US with revenues of £3,149.9 million (2010: £ 3,097.9 million, 2009: £2,835.8 million), headline PBIT of £490.2 million (2010: £448.7 million, 2009: £370.9 million) and non-current assets of £4,396.5 million (2010: £4,209.7 million).

3. Operating costs

	2011 £m	2010 £m	2009 £m
Staff costs (note 5)	5,872.5	5,438.7	5,117.0
Establishment costs	674.1	659.2	691.6
Other operating costs (net)	1,499.7	1,489.6	1,410.4
Total operating costs	8,046.3	7,587.5	7,219.0
Operating costs include:
Goodwill impairment (note 12)	–	10.0	44.3
Investment write-downs	32.8	37.5	11.1
Amortisation and impairment of acquired intangible assets (note 12)	172.0	170.5	172.6
Amortisation of other intangible assets (note 12)	25.7	25.4	30.5
Depreciation of property, plant and equipment	178.7	178.3	189.9
(Gains)/losses on sale of property, plant and equipment	(0.9)	0.7	0.4
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)	–
Net foreign exchange losses	1.1	8.0	6.4
Operating lease rentals:
Land and buildings	459.6	449.9	461.5
Sublease income	(29.1)	(32.8)	(27.0)
	430.5	417.1	434.5
Plant and machinery	23.0	24.8	28.0
	453.5	441.9	462.5

3. Operating costs (continued)

In 2011, operating profit includes credits totalling £14.0 million (2010: £16.5 million, 2009: £19.4 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2010. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 (revised) Business Combinations, are given in note 28.

Investment write-downs of £32.8 million (2010: £37.5 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

All of the operating costs of the Group are related to administrative expenses.

Auditors’ remuneration:

	2011 £m	2010 £m	2009 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.4	1.5
The audit of the Company’s subsidiaries pursuant to legislation	15.3	14.8	15.0
	16.7	16.2	16.5
Other services pursuant to legislation	3.1	3.1	3.2
Fees payable to the auditors pursuant to legislation	19.8	19.3	19.7
Tax advisory services	2.3	2.7	2.6
Tax compliance services	1.1	1.2	1.5
	3.4	3.9	4.1
Corporate finance services	0.5	0.2	0.2
Other services[1]	4.7	5.1	4.8
Total non-audit fees	8.6	9.2	9.1
Total fees	28.4	28.5	28.8

Note

[1]	Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2012 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
In respect of operating leases which expire:
– within one year	5.5	4.8	4.1	27.4	32.7	43.1
– within two to five years	13.2	14.8	14.6	190.7	163.4	145.2
– after five years	0.5	0.2	1.1	143.6	159.7	143.7
	19.2	19.8	19.8	361.7	355.8	332.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2011 are as follows:

	Minimum rental payments £m	Less sub- let rentals £m	Net payment £m
Year ending 31 December
2012	380.9	(19.5)	361.4
2013	328.5	(11.6)	316.9
2014	282.0	(3.5)	278.5
2015	248.0	(3.0)	245.0
2016	204.2	(1.7)	202.5
Later years	931.9	(1.2)	930.7
	2,375.5	(40.5)	2,335.0

Notes to the consolidated financial statements (continued)

4. Share of results of associates

Share of results of associates include:

	2011 £m	2010 £m	2009 £m
Share of profit before interest and taxation	99.9	86.0	86.3
Share of exceptional gains/(losses)	2.1	(0.3)	(1.6)
Share of interest and non-controlling interests	(2.5)	(2.7)	(0.7)
Share of taxation	(33.4)	(27.8)	(27.0)
	66.1	55.2	57.0

5. Our people

Our staff numbers averaged 109,971 against 101,387 in 2010 and 105,318 in 2009, including acquisitions. Their geographical distribution was as follows:

	2011	2010	2009
North America	27,540	25,546	25,004
UK	10,555	9,620	9,704
Western Continental Europe	22,504	21,154	22,230
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	49,372	45,067	48,380
	109,971	101,387	105,318

Their operating sector distribution was as follows:

	2011	2010	2009
Advertising and Media Investment Management	47,252	42,424	42,906
Consumer Insight	29,204	28,167	28,325
Public Relations & Public Affairs	7,869	7,364	7,325
Branding & Identity, Healthcare and Specialist Communications	25,646	23,432	26,762
	109,971	101,387	105,318

At the end of 2011 staff numbers were 113,615 (2010: 104,052, 2009: 98,759). Including all employees of associated undertakings, this figure was approximately 158,000 at 31 December 2011 (2010: 146,000, 2009: 138,000).

Staff costs include:

	2011 £m	2010 £m	2009 £m
Wages and salaries	4,079.4	3,696.8	3,614.1
Cash-based incentive plans	259.4	271.9	122.9
Share-based incentive plans (note 22)	78.8	70.4	54.9
Social security costs	499.3	450.1	442.5
Pension costs (note 23)	135.4	120.6	116.4
Other staff costs[1]	820.2	828.9	766.2
	5,872.5	5,438.7	5,117.0
Staff cost to revenue ratio	58.6%	58.3%	58.9%

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £7.3 million (2010: £7.7 million, 2009: £6.1 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Total compensation received by key management personnel in 2011 was £20.7 million (2010: £14.3 million, 2009: £5.7 million) of which £0.8 million (2010: £0.7 million, 2009: £0.7 million) were pension contributions.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2011 £m	2010 £m	2009 £m
Expected return on pension plan assets (note 23)	32.6	30.6	28.7
Income from available for sale investments	0.6	9.3	10.2
Interest income	64.1	41.8	111.5
	97.3	81.7	150.4

Finance costs include:

	2011 £m	2010 £m	2009 £m
Interest on pension plan liabilities (note 23)	43.8	45.9	46.1
Interest on other long-term employee benefits	1.8	1.9	1.3
Interest payable and similar charges[1]	251.6	229.0	308.0
	297.2	276.8	355.4

Revaluation of financial instruments2 include:

	2011 £m	2010 £m	2009 £m
Movements in fair value of treasury instruments	(12.7)	21.8	8.4
Revaluation of put options over non-controlling interests	(30.9)	(3.6)	15.3
Revaluation of payments due to vendors	(6.4)	–	–
Gains on termination of hedge accounting on repayment of TNS debt	–	–	25.2
	(50.0)	18.2	48.9

Notes

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $1,781 million of US dollar bonds at an average interest rate of 6.08% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $711 million at an average interest rate of 0.92% inclusive of margin.

7. Taxation

In 2011, the tax rate on reported PBT was 9.1% (2010: 22.4%).

The tax rate decreased significantly due to the resolution of historic tax liabilities and deferred tax credits related to the accounting for acquired intangibles with definite lives. The release of prior year corporate tax provisions resulted from the resolution of a number of open matters.

Cash taxes paid in the year were £247.9 million (2010: £207.4 million).

Notes to the consolidated financial statements (continued)

7. Taxation (continued)

The tax charge is based on the profit for the year and comprises:

	2011 £m	2010 £m	2009 £m
Corporation tax
Current year	310.3	276.2	209.8
Prior years	(47.7)	(1.0)	(1.7)
Release of prior year provisions	(106.1)	–	–
	156.5	275.2	208.1
Deferred tax
Current year	4.5	(21.4)	(16.1)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(72.4)	(37.5)	(37.3)
	(67.9)	(58.9)	(53.4)
Prior years	3.3	(26.0)	1.0
	(64.6)	(84.9)	(52.4)
Tax charge	91.9	190.3	155.7

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2011 £m	2010 £m	2009 £m
Profit before taxation	1,008.4	851.3	662.6
Tax at the corporation tax rate of 25%[1]	252.1	212.8	165.7
Tax effect of share of results of associates	(16.5)	(13.8)	(14.3)
Tax effect of items that are not deductible/(taxable)	13.0	(7.8)	(63.7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	9.2	15.4	23.7
Losses carried forward and temporary differences not recognised	69.5	58.2	55.1
Tax effect of utilisation or recognition of tax losses not previously recognised	(84.9)	(47.5)	(10.1)
Release of prior year provisions in relation to acquired businesses	(21.4)	(19.7)	(19.3)
Other prior year adjustments	(23.0)	(7.3)	18.6
Release of prior year provisions	(106.1)	–	–
Tax charge	91.9	190.3	155.7
Effective tax rate on profit before tax	9.1%	22.4%	23.5%

Note

[1]	Irish non-trading corporation tax rate.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2011		2010		2009		2011	2010	2009
Per share	Pence per share						£m	£m	£m
2010 Second interim dividend	11.82	p	10.28	p	10.28	p	147.3	126.6	126.1
2011 First interim dividend	7.46	p	5.97	p	5.19	p	92.2	73.8	63.7
	19.28	p	16.25	p	15.47	p	239.5	200.4	189.8

8. Ordinary dividends (continued)

The Company operates a scrip dividend scheme which enables share owners to receive new fully paid ordinary shares in the Company instead of cash dividends. Included in the £239.5 million dividends recognised in 2011 are cash dividends of £218.4 million and scrip dividends of £21.1 million.

Second interim dividend for the year ended 31 December 2011:

	2011		2010		2009
Per share	Pence per share
2011 Second interim dividend	17.14	p	11.82	p	10.28	p

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2011		2010		2009
Earnings[1] (£m)	840.1		586.0		437.7
Average shares used in basic EPS calculation (m)	1,242.7		1,233.1		1,218.7
EPS	67.6	p	47.5	p	35.9	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

	2011		2010		2009
Diluted earnings (£m)	866.2		614.3		437.7
Average shares used in diluted EPS calculation (m)	1,342.2		1,339.0		1,238.2
Diluted EPS	64.5	p	45.9	p	35.3	p

Diluted EPS has been calculated based on the diluted earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2011 these convertible bonds were dilutive and earnings were consequently increased by £26.1 million (2010: £28.3 million) for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation. In addition, at 31 December 2011, options to purchase 4.0 million ordinary shares (2010: 11.6 million, 2009: 33.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2011 m	2010 m	2009 m
Average shares used in basic EPS calculation	1,242.7	1,233.1	1,218.7
Dilutive share options outstanding	4.5	6.7	2.1
Other potentially issuable shares	18.5	22.7	17.4
£450 million 5.75% convertible bonds	76.5	76.5	–
Shares used in diluted EPS calculation	1,342.2	1,339.0	1,238.2

At 31 December 2011 there were 1,266,373,821 ordinary shares in issue.

Notes to the consolidated financial statements (continued)

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2011 £m	2010 £m	2011 £m	2010 £m
Analysis of changes in financing
Beginning of year	180.9	138.2	3,598.2	3,586.4
Other ordinary shares issued	31.0	42.7	–	–
Share cancellations	(0.7)	–	–	–
Scrip dividend	21.1	–	–	–
Net increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	301.4	19.8
Net amortisation of financing costs included in debt	–	–	7.6	13.6
Debt acquired	–	–	17.5	–
Other movements	–	–	(2.7)	0.5
Exchange adjustments	–	–	(29.0)	(22.1)
End of year	232.3	180.9	3,893.0	3,598.2

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2011, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £232.3 million (2010: £180.9 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $600 million of 8% bonds due September 2014. In November 2011, the Group issued $812 million of 4.75% bonds due November 2021. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014. Consequently the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million.

Eurobonds The Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a five-year Revolving Credit Facility of $1.05 billion and £375 million due November 2016, signed in November 2011. Prior to this the Group had a Revolving Credit Facility of $1.6 billion signed in August 2005. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $711 million in 2011. The Group had available undrawn committed credit facilities of £972 million at December 2011 (2010: £1,145 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group operates a commercial paper program using the Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2011.

Convertible bonds

The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2011. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

10. Sources of finance (continued)

The liability element is £424.1 million and the equity component is £44.5 million as at 31 December 2011.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2011 was approximately £448.9 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2011 £m	2010 £m
Within one year	(240.8)	(209.4)
Between one and two years	(722.2)	(308.7)
Between two and three years	(1,259.3)	(721.1)
Between three and four years	(524.7)	(1,416.3)
Between four and five years	(787.1)	(509.8)
Over five years	(1,304.1)	(1,355.4)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(4,838.2)	(4,520.7)
Short-term overdrafts – within one year	(518.4)	(255.4)
Future anticipated cash flows	(5,356.6)	(4,776.1)
Effect of discounting/financing rates	945.2	922.5
Debt financing	(4,411.4)	(3,853.6)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2011 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,494.1	6.00%	n/a	63
	– floating	477.9	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	70
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	710.3	6.50%	n/a	50
	– floating	354.0	n/a	EURIBOR	n/a
¥	– fixed	75.4	2.07%	n/a	24
$C2	– floating	79.7	n/a	LIBOR	n/a
Other		(48.4)	n/a	n/a	n/a
		3,893.0

2010 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,338.0	6.54%	n/a	44
	– floating	283.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	83
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	728.7	6.50%	n/a	63
	– floating	363.1	n/a	EURIBOR	n/a
¥	– fixed	71.1	2.07%	n/a	36
$C2	– floating	81.1	n/a	LIBOR	n/a
Other		(16.8)	n/a	n/a	n/a
		3,598.2

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2011 the amount still to be written to income was £1.2 million (2010: £1.7 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

2011	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	60.5	52.3	167.5	214.3
Between one and two years	328.1	233.3	771.7	869.8
Between two and three years	356.5	284.9	785.1	867.6
Between three and four years	478.5	353.2	537.4	633.9
Between four and five years	1.1	0.6	4.2	37.4
Over five years	26.1	25.5	227.3	237.4
	1,250.8	949.8	2,493.2	2,860.4

2010	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	74.1	46.3	160.0	205.4
Between one and two years	36.6	29.2	85.7	123.5
Between two and three years	335.2	241.1	758.8	847.0
Between three and four years	368.7	291.0	804.8	877.8
Between four and five years	480.6	355.8	556.5	656.4
Over five years	27.1	27.1	457.3	488.4
	1,322.3	990.5	2,823.1	3,198.5

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-10.

Net cash from operating activities:

	2011 £m	2010 £m	2009 £m
Profit for the year	916.5	661.0	506.9
Taxation	91.9	190.3	155.7
Revaluation of financial instruments	50.0	(18.2)	(48.9)
Finance costs	297.2	276.8	355.4
Finance income	(97.3)	(81.7)	(150.4)
Share of results of associates	(66.1)	(55.2)	(57.0)
Adjustments for:
Non-cash share-based incentive plans (including share options)	78.8	70.4	54.9
Depreciation of property, plant and equipment	185.8	184.9	195.3
Impairment of goodwill	–	10.0	44.3
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Amortisation of other intangible assets	25.7	25.4	30.5
Investment write-downs	32.8	37.5	11.1
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(31.6)	(13.7)	–
(Gains)/losses on sale of property, plant and equipment	(0.9)	0.7	0.4
Decrease/(increase) in inventories and work in progress	32.7	(46.3)	12.4
Increase in receivables	(1.8)	(850.8)	(90.0)
(Decrease)/increase in payables – short term	(618.5)	1,135.7	(51.3)
Increase in payables – long term	19.2	10.3	25.5
(Decrease)/increase in provisions	(52.5)	(23.4)	1.3
Corporation and overseas tax paid	(247.9)	(207.4)	(216.6)
Interest and similar charges paid	(241.4)	(219.7)	(248.7)
Interest received	63.2	50.7	99.6
Investment income	0.6	4.2	1.4
Dividends from associates	57.2	53.3	45.5
Net cash inflow from operating activities	665.2	1,361.2	818.8

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2011 £m	2010 £m	2009 £m
Initial cash consideration	(352.3)	(138.6)	(35.4)
Cash and cash equivalents acquired (net)	98.8	57.0	1.3
Earnout payments	(150.0)	(113.3)	(81.5)
Loan note redemptions	(0.8)	(5.1)	–
Purchase of other investments (including associates)	(68.1)	(23.8)	(53.3)
Proceeds on disposal of investments	2.6	23.7	50.5
Acquisitions and disposals	(469.8)	(200.1)	(118.4)
Cash consideration for non-controlling interests	(62.6)	(15.1)	(26.4)
Net cash outflow	(532.4)	(215.2)	(144.8)

Share repurchases and buy-backs:
	2011 £m	2010 £m	2009 £m
Purchase of own shares by ESOP Trusts	(106.5)	(46.4)	–
Share cancellations (excluding brokerage fees)	(45.9)	–	–
Shares purchased into treasury	(29.8)	–	(9.5)
Net cash outflow	(182.2)	(46.4)	(9.5)

Net increase/(decrease) in borrowings:
	2011 £m	2010 £m	2009 £m
Proceeds from issue of $500 million bonds	319.5	–	–
Repayment of debt acquired	(18.1)	–	–
Increase/(decrease) in drawings on bank loans	–	19.8	(1,068.0)
Proceeds from issue of $450 million bonds	–	–	450.0
Proceeds from issue of $600 million bonds	–	–	367.4
Repayment of TNS debt	–	–	(175.7)
Net cash inflow/(outflow)	301.4	19.8	(426.3)

Cash and cash equivalents:
	2011 £m	2010 £m	2009 £m
Cash at bank and in hand	1,833.5	1,877.1	1,570.5
Short-term bank deposits	113.1	88.1	96.2
Overdrafts[1]	(518.4)	(255.4)	(720.7)
Cash and cash equivalents at end of year	1,428.2	1,709.8	946.0

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2011 and 2010 were as follows:

£m
Cost:
1 January 2010	9,246.8
Additions[1]	164.3
Revision of earnout estimates	82.0
Exchange adjustments	185.7
31 December 2010	9,678.8
Additions[1]	434.6
Revision of earnout estimates	25.9
Exchange adjustments	(150.8)
31 December 2011	9,988.5

Accumulated impairment losses and write-downs:
1 January 2010	549.3
Impairment losses for the year	8.3
Exchange adjustments	14.9
31 December 2010	572.5
Exchange adjustments	(14.8)
31 December 2011	557.7

Net book value:
31 December 2011	9,430.8
31 December 2010	9,106.3
1 January 2010	8,697.5

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

Cash-generating units with significant goodwill as at 31 December 2011 and 2010 are:

	2011 £m	2010 £m
GroupM	2,037.7	2,105.0
Kantar	1,791.2	1,740.0
Wunderman	1,119.9	1,143.8
Y&R Advertising	1,025.5	1,092.7
Burson-Marsteller	489.8	545.9
Other	2,966.7	2,478.9
Total goodwill	9,430.8	9,106.3

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

Other intangible assets

The movements in 2011 and 2010 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2010	1,013.2	1,297.0	211.8	2,522.0
Additions	–	–	27.0	27.0
Disposals	–	–	(14.2)	(14.2)
New acquisitions	–	25.5	0.7	26.2
Other movements	–	1.1	4.0	5.1
Exchange adjustments	40.5	8.9	0.6	50.0
31 December 2010	1,053.7	1,332.5	229.9	2,616.1
Additions	–	–	37.1	37.1
Disposals	–	–	(11.7)	(11.7)
New acquisitions	–	117.6	2.0	119.6
Other movements[1]	–	21.2	1.5	22.7
Exchange adjustments	(17.3)	(7.7)	(5.0)	(30.0)
31 December 2011	1,036.4	1,463.6	253.8	2,753.8

Amortisation and impairment:
1 January 2010	–	377.5	143.8	521.3
Charge for the year	–	170.5	25.4	195.9
Disposals	–	–	(14.0)	(14.0)
Other movements	–	(2.4)	2.3	(0.1)
Exchange adjustments	–	5.2	3.3	8.5
31 December 2010	–	550.8	160.8	711.6
Charge for the year	–	172.0	25.7	197.7
Disposals	–	–	(11.3)	(11.3)
Other movements	–	(2.6)	(1.0)	(3.6)
Exchange adjustments	–	2.0	(2.5)	(0.5)
31 December 2011	–	722.2	171.7	893.9

Net book value:
31 December 2011	1,036.4	741.4	82.1	1,859.9
31 December 2010	1,053.7	781.7	69.1	1,904.5
1 January 2010	1,013.2	919.5	68.0	2,000.7

Note

[1]

Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations.

Brands with an indefinite life are carried at historical cost in accordance with the Group accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

12. Intangible assets (continued)

Acquired intangible assets at net book value at 31 December 2011 include brand names of £371.9 million (2010: £357.4 million), customer-related intangibles of £294. 1 million (2010: £327. 3 million), and other assets (including proprietary tools) of £75.4 million (2010: £97.0 million).

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

The 2011 goodwill impairment review was initially undertaken as at 30 June 2011 and then updated as at 31 December 2011. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash-flows, using a pre-tax discount rate of 9.50% (2010: 9.58%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2010: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

There was no goodwill impairment charge recorded for the year ended 31 December 2011 (2010: £10.0 million). In 2010 the impairment charge related to certain under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

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

Notes to the consolidated financial statements (continued)

13. Property, plant and equipment

The movements in 2011 and 2010 were as follows:

	Land £m	Freehold buildings £m	Lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Computer equip- ment £m	Total £m
Cost:
1 January 2010	12.4	73.2	619.1	362.6	535.4	1,602.7
Additions	–	0.7	71.5	35.6	82.7	190.5
New acquisitions	–	–	2.1	2.6	4.4	9.1
Disposals	–	(0.5)	(43.0)	(37.0)	(60.7)	(141.2)
Exchange adjustments	–	–	23.0	12.2	19.3	54.5
31 December 2010	12.4	73.4	672.7	376.0	581.1	1,715.6
Additions	–	0.6	76.2	43.1	96.2	216.1
New acquisitions	–	–	2.5	4.6	6.9	14.0
Disposals	–	(0.9)	(33.2)	(41.0)	(57.8)	(132.9)
Exchange adjustments	–	–	(4.3)	(13.0)	(14.2)	(31.5)
31 December 2011	12.4	73.1	713.9	369.7	612.2	1,781.3

Depreciation:
1 January 2010	–	25.8	278.0	214.3	404.1	922.2
Charge for the year	–	2.7	58.2	42.9	81.1	184.9
Disposals	–	(0.5)	(37.6)	(35.9)	(58.7)	(132.7)
Exchange adjustments	–	–	13.1	7.0	12.7	32.8
31 December 2010	–	28.0	311.7	228.3	439.2	1,007.2
Charge for the year	–	3.2	58.3	42.9	81.4	185.8
Disposals	–	(0.3)	(24.9)	(37.7)	(55.0)	(117.9)
Exchange adjustments	–	(1.4)	(2.0)	(7.9)	(10.8)	(22.1)
31 December 2011	–	29.5	343.1	225.6	454.8	1,053.0

Net book value:
31 December 2011	12.4	43.6	370.8	144.1	157.4	728.3
31 December 2010	12.4	45.4	361.0	147.7	141.9	708.4
1 January 2010	12.4	47.4	341.1	148.3	131.3	680.5

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £127.4 million (2010: £40.7 million). The increase is due to a number of significant property development projects in North America.

14. Interests in associates, joint ventures and other investments

The movements in 2011 and 2010 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other invest- ments £m
1 January 2010	337.1	392.2	729.3	294.6
Additions	8.0	–	8.0	20.2
Goodwill arising on acquisition of new associates	–	5.6	5.6	–
Share of results of associate undertakings (note 4)	55.2	–	55.2	–
Dividends and other movements	(52.7)	(0.9)	(53.6)	–
Exchange adjustments	35.9	36.9	72.8	(24.0)
Disposals	–	–	–	(22.0)
Reclassification to subsidiaries	(8.5)	(10.4)	(18.9)	–
Revaluation of other investments	–	–	–	(59.8)
Goodwill impairment	–	(1.7)	(1.7)	–
Amortisation of other intangible assets	–	(2.4)	(2.4)	–
Write-downs	(2.2)	–	(2.2)	(35.3)
31 December 2010	372.8	419.3	792.1	173.7
Additions	39.3	–	39.3	29.3
Goodwill arising on acquisition of new associates	–	3.4	3.4	–
Share of results of associate undertakings (note 4)	66.1	–	66.1	–
Dividends and other movements	(67.3)	18.3	(49.0)	–
Exchange adjustments	(0.7)	(4.8)	(5.5)	–
Reclassification (to)/from subsidiaries	(16.0)	(25.0)	(41.0)	7.3
Revaluation of other investments	–	–	–	11.3
Amortisation of other intangible assets	–	(2.1)	(2.1)	–
Write-downs	(2.0)	–	(2.0)	(30.8)
31 December 2011	392.2	409.1	801.3	190.8

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2011 included:

	% owned	Country of incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC[1]	17.5	UK
CTR Market Research Co., Ltd	46.0	China
Dentsu, Young & Rubicam Inc	49.0	Japan
GIIR, Inc	27.9	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	41.8	Brazil
oOh!media Group Limited	23.8	Australia
Scangroup Limited	31.8	Kenya
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
Smollan Holdings (Proprietary) Limited	33.0	South Africa
STW Communications Group Limited	20.6	Australia
The Grass Roots Group PLC	44.8	UK
The Jupiter Drawing Room Pty Limited	49.0	South Africa

Note

[1]	Although the Group holds less than 20% of Chime Communications PLC, it is considered to be an associate as the Group exercises significant influence by virtue of a position on the Board of Directors.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2011 was as follows: Asatsu-DK: £175.0 million, Chime Communications PLC: £20.8 million, High Co S.A.: £16.9 million, GIIR, Inc: £22.9 million, Scangroup Limited: £19.2 million, STW Communications Group Limited: £41.7 million and oOh!media Group Limited: £24.8 million (2010: Asatsu-DK: £180.9 million, Chime Communications PLC: £22.6 million, High Co S.A.: £30.0 million, GIIR, Inc.: £22.4 million, Scangroup Limited: £30.0 million, STW Communications Group Limited: £52.2 million and oOh!media Group Limited: £22.3 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2011 was as follows: Asatsu-DK: £229.4 million, Chime Communications PLC: £29.4 million, High Co S.A.: £32.4 million, GIIR, Inc: £24.0 million, Scangroup Limited: £20.4 million, STW Communications Group Limited: £68.3 million and oOh!media Group Limited: £20.5 million (2010: Asatsu-DK: £220.7 million, Chime Communications PLC: £23.0 million, High Co S.A.: £30.9 million, GIIR, Inc: £18.7 million, Scangroup Limited: £17.1 million, STW Communications Group Limited: £69.4 million and oOh!media Group Limited: £17.9 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

14. Interests in associates, joint ventures and other investments (continued)

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2011.

	2011 £m	2010 £m	2009 £m
Income statement
Revenue	2,127.2	2,142.3	1,968.9
Operating profit	293.7	229.9	219.2
Profit before taxation	316.5	245.1	237.0
Profit for the year	190.5	179.1	166.0

	2011 £m	2010 £m
Balance sheet
Assets	4,388.2	4,355.7
Liabilities	(2,191.8)	(2,394.1)
Net assets	2,196.4	1,961.6

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £40.0 million (2010: £24.9 million).

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

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2011
Deferred tax assets	151.4	(65.4)	86.0
Deferred tax liabilities	(806.8)	65.4	(741.4)
	(655.4)	–	(655.4)
2010
Deferred tax assets	137.6	(58.5)	79.1
Deferred tax liabilities	(809.2)	58.5	(750.7)
	(671.6)	–	(671.6)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2011 and 2010:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	US stock plans £m	Other short-term temporary differences £m	Total £m
1 January 2010	8.2	12.4	7.3	–	47.7	75.6
(Charge)/credit to income	(1.9)	0.5	(1.8)	30.6	18.0	45.4
Credit to equity	–	0.2	–	19.0	0.2	19.4
Exchange adjustments	–	–	–	–	3.3	3.3
Transfer to current tax	–	–	–	–	(6.1)	(6.1)
31 December 2010	6.3	13.1	5.5	49.6	63.1	137.6
Acquisition of subsidiaries	0.7	–	–	–	–	0.7
Credit/(charge) to income	24.4	–	(5.0)	(2.8)	9.6	26.2
Credit/(charge) to equity	–	0.5	–	(11.8)	(0.3)	(11.6)
Exchange adjustments	0.2	(0.1)	0.2	(0.3)	(1.5)	(1.5)
31 December 2011	31.6	13.5	0.7	34.7	70.9	151.4

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2011 the balance related to temporary differences in relation to accounting provisions, tax credits, fixed assets, and tax deductible goodwill.

The Group incurred losses in certain jurisdictions in the current year. No deferred tax assets in excess of taxable temporary differences (2010: £10.5 million) have been recognised in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2011 and 2010:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2010	711.9	20.2	74.8	10.8	817.7
Acquisition of subsidiaries	9.4	–	–	–	9.4
(Credit)/charge to income	(52.5)	0.3	14.9	(2.2)	(39.5)
Exchange adjustments	19.3	0.7	2.7	–	22.7
Transfer to current tax	–	–	–	(1.1)	(1.1)
31 December 2010	688.1	21.2	92.4	7.5	809.2
Acquisition of subsidiaries[1]	44.9	–	–	–	44.9
(Credit)/charge to income	(60.8)	1.3	17.7	3.4	(38.4)
Exchange adjustments	(9.7)	0.4	0.4	–	(8.9)
31 December 2011	662.5	22.9	110.5	10.9	806.8

Note

[1]

Acquisition of subsidiaries includes deferred tax liabilities of £37.2 million for acquisitions completed in 2011 as well as adjustments of £7.7 million to deferred tax liabilities for acquisitions in the prior year.

15. Deferred tax (continued)

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,996.0 million (2010: £5,212.9 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £439.0 million (2010: £377.9 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,557.0 million (2010: £4,834.9 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £259.3 million that will expire by 2021, £222.8 million that will expire by 2023, £9.7 million that will expire by 2025, £13.4 million that will expire by 2027 and an additional £62.3 million that will expire by 2029. £2, 895.9 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £12,728.3 million (2010: £11,462.1 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2011 £m	2010 £m
Work in progress	327.0	362.6
Inventory	6.9	3.4
	333.9	366.0

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2011 £m	2010 £m
Trade receivables	6,305.1	6,280.6
VAT and sales taxes recoverable	76.2	72.1
Prepayments and accrued income[1]	2,044.0	1,949.4
Other debtors[1]	494.4	541.3
	8,919.7	8,843.4

Note

[1]	Comparative figures have been restated to be consistent with current year presentation.

Notes to the consolidated financial statements (continued)

17. Trade and other receivables (continued)

The ageing of trade receivables and other financial assets is as follows:

2011				Past due but not impaired
	Carrying amount at 31 December 2011 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,305.1	3,887.3	1,624.5	648.8	119.5	6.2	18.8
Other financial assets	489.8	330.2	51.8	42.4	8.7	22.2	34.5
	6,794.9	4,217.5	1,676.3	691.2	128.2	28.4	53.3

2010				Past due but not impaired
	Carrying amount at 31 December 2010 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,280.6	3,502.2	1,926.4	695.3	131.7	12.0	13.0
Other financial assets[1]	570.9	411.4	76.4	37.7	5.9	7.0	32.5
	6,851.5	3,913.6	2,002.8	733.0	137.6	19.0	45.5

Note

[1]	Comparative figures have been restated to be consistent with current year presentation.

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2011 £m	2010 £m
Prepayments and accrued income	2.4	5.6
Other debtors	121.8	123.2
Fair value of derivatives	184.9	194.7
	309.1	323.5

Movements on bad debt provisions were as follows:

	2011 £m	2010 £m	2009 £m
Balance at beginning of year	114.6	109.9	124.4
New acquisitions	4.0	2.0	0.7
Charged to operating costs	31.1	27.8	31.7
Exchange adjustments	(1.9)	2.2	(8.5)
Utilisations and other movements	(22.1)	(27.3)	(38.4)
Balance at end of year	125.7	114.6	109.9

The allowance for bad and doubtful debts is equivalent to 2.0% (2010: 1.8%, 2009: 2.0%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2011 £m	2010 £m
Trade payables	7,292.7	7,701.1
Other taxation and social security	420.5	385.4
Payments due to vendors (earnout agreements)	96.8	207.4
Liabilities in respect of put option agreements with vendors	79.2	136.9
Other creditors and accruals	2,274.0	2,196.9
Deferred income	1,002.3	1,075.9
	11,165.5	11,703.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2011 £m	2010 £m
Payments due to vendors (earnout agreements)	137.3	67.9
Liabilities in respect of put option agreements with vendors	89.1	34.1
Fair value of derivatives	139.9	129.4
Other creditors and accruals	186.8	157.2
	553.1	388.6

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2011 £m	2010 £m
Within one year	96.8	207.4
Between one and two years	31.6	39.6
Between two and three years	25.2	12.1
Between three and four years	18.6	4.3
Between four and five years	28.9	4.1
Over five years	33.0	7.8
	234.1	275.3

2011 £m
1 January 2011	275.3
Earnouts paid	(150.0)
New acquisitions (note 28)	80.4
Revision of estimates taken to goodwill	25.9
Revaluation of payments due to vendors (note 6)	6.4
Exchange adjustments	(3.9)
31 December 2011	234.1

As of 31 December 2011, the potential undiscounted amount of all future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil million to £256 million (2010: £nil million to £111 million) and £nil million to £931 million (2010: £nil million to £916 million), respectively.

Notes to the consolidated financial statements (continued)

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2011 £m	2010 £m
Bank overdrafts	518.4	255.4

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2011 £m	2010 £m
Corporate bonds and bank loans	3,893.0	3,598.2

The Group estimates that the fair value of convertible and corporate bonds is £4,232.6 million at 31 December 2011 (2010: £4,034.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2011 £m	2010 £m
Within one year	518.4	255.4
Between one and two years	620.6	94.2
Between two and three years	1,062.9	539.4
Between three and four years	455.0	1,249.1
Between four and five years	618.3	448.2
Over five years	1,136.2	1,267.3
	4,411.4	3,853.6

21. Provisions for liabilities and charges

The movements in 2011 and 2010 were as follows:

	Property £m	Other £m	Total £m
1 January 2010	65.7	87.2	152.9
Charged to the income statement	9.1	16.5	25.6
New acquisitions	–	1.2	1.2
Utilised	(7.0)	(10.9)	(17.9)
Released to the income statement	(6.6)	(3.4)	(10.0)
Transfers	(3.7)	10.2	6.5
Exchange adjustments	0.9	2.4	3.3
31 December 2010	58.4	103.2	161.6
Charged to the income statement	11.8	16.5	28.3
New acquisitions	4.3	15.5	19.8
Utilised	(10.5)	(13.3)	(23.8)
Released to the income statement	(6.3)	(6.2)	(12.5)
Transfers	(9.6)	(8.7)	(18.3)
Exchange adjustments	0.2	(1.3)	(1.1)
31 December 2011	48.3	105.7	154.0

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

21. Provisions for liabilities and charges (continued)

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2011 £m	2010 £m	2009 £m
Share-based payments	78.8	70.4	54.9

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2011, there was £149.1 million (2010: £108.7 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a period of one to two years.

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

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2011, 2010, 2009, 2008 and 2007 grants is five shares for each investment share. The 2007 Renewed LEAP plan vested in March 2012 at a match of 2.31 shares for each investment share.

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

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2011, 2010 or 2009 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

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

Notes to the consolidated financial statements (continued)

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

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2011 number m		Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2011 number m
Renewed LEAP/LEAP III[1]	3.9		3.1	(0.0)	(2.5)	4.5
Performance Share Awards (PSA)	5.1		4.9	(0.3)	(4.8)	4.9
Leaders, Partners and High Potential Group	12.8		4.3	(1.1)	(5.1)	10.9
Weighted average fair value (pence per share):
Renewed LEAP/LEAP III[1]	593p		668p	540p	618p	633p
Performance Share Awards (PSA)	451p		731p	677p	408p	757p
Leaders, Partners and High Potential Group	538	p	616p	524p	356p	657p

Note

[1]

The number of shares granted represents the ‘investment shares’ committed by participants at grant date for the 2011 LEAP III plan in addition to the matched shares awarded on vest date for the 2006 Renewed LEAP plan which vested in March 2011. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2011 was £76.5 million (2010: £61.8 million, 2009: £55.0 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2011 £m	2010 £m	2009 £m
Defined contribution plans	114.7	101.5	95.5
Defined benefit plans charge to operating profit	20.7	19.1	20.9
Pension costs (note 5)	135.4	120.6	116.4
Expected return on pension plan assets (note 6)	(32.6)	(30.6)	(28.7)
Interest on pension plan liabilities (note 6)	43.8	45.9	46.1
	146.6	135.9	133.8

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2011.

The Group’s policy is to close existing defined benefit plans to new members. This§has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2011 amounted to £66.8 million (2010: £53.3 million, 2009: £47.7 million).

23. Provision for post-employment benefits (continued)

Employer contributions and benefit payments in 2012 are expected to be in the range of £60 million to £80 million depending on the performance of the assets.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2011 % pa	2010 % pa	2009 % pa	2008 % pa
UK
Discount rate[1]	4.7	5.4	5.7	6.0
Rate of increase in salaries	3.0	3.4	3.5	3.0
Rate of increase in pensions in payment	4.0	4.0	4.2	3.9
Inflation	2.5	3.2	3.5	2.8
Expected rate of return on equities	7.5	7.5	7.5	7.3
Expected rate of return on bonds[1]	3.6	4.5	4.8	4.9
Expected rate of return on insured annuities	4.7	5.4	5.7	6.0
Expected rate of return on property	6.9	6.9	6.9	6.9
Expected rate of return on cash and other	3.9	4.0	4.4	4.9
Weighted average return on assets	4.6	5.4	5.6	5.7
North America
Discount rate[1]	4.4	5.1	5.7	6.3
Rate of increase in salaries	3.0	3.0	3.0	3.0
Inflation	2.5	2.5	2.5	2.5
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	4.1	4.3	4.7	5.1
Expected rate of return on cash and other	3.9	6.4	6.6	3.4
Weighted average return on assets	5.9	6.4	6.5	6.6
Western Continental Europe
Discount rate[1]	4.8	5.3	5.5	5.7
Rate of increase in salaries	2.7	2.7	2.7	2.8
Rate of increase in pensions in payment	2.0	2.0	2.0	2.1
Inflation	2.0	2.0	2.1	2.1
Expected rate of return on equities	7.1	7.1	7.8	7.2
Expected rate of return on bonds[1]	3.8	4.4	4.1	4.5
Expected rate of return on property	6.1	6.1	6.5	6.0
Expected rate of return on cash and other	4.3	4.6	4.6	5.3
Weighted average return on assets	4.7	5.0	5.1	5.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.8	4.0	4.2	3.4
Rate of increase in salaries	5.7	4.4	4.2	3.9
Inflation	4.8	5.1	4.9	4.5
Expected rate of return on equities	n/a	10.0	10.1	10.0
Expected rate of return on bonds[1]	7.3	8.0	8.2	5.3
Expected rate of return on cash and other	5.4	1.0	1.1	2.1
Weighted average return on assets	5.8	3.4	3.6	3.1

Note

[1]

The assumptions used for the discount rates are based on high-quality corporate bond yields, whereas the assumptions used for the expected rate of return on bonds reflect the yield expected on actual bonds held.

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

Management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then current market conditions.

At 31 December 2011, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Conti- nental Europe	Other[1]
– current pensioners (at age 65) – male	20.9	19.7	22.5	20.3	19.3
– current pensioners (at age 65) – female	22.8	21.6	24.0	23.5	24.7
– future pensioners (current age 45) – male	22.4	21.2	23.7	22.7	19.3
– future pensioners (current age 45) – female	24.0	22.5	25.1	25.4	24.7

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2010 were 20.7 years and 22.7 years for male and female current pensioners (at age 65) respectively, and 22.3 years and 23.9 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2011, the effect on the year-end 2011 pension deficit would be a decrease or increase, respectively, of approximately £27 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2011 £m	%	2010 £m	%	2009 £m	%
Equities	168.7	25.8	188.2	29.8	168.5	28.6
Bonds	271.4	41.5	245.7	38.9	256.8	43.7
Insured annuities	67.6	10.4	66.3	10.5	68.7	11.7
Property	9.4	1.4	9.6	1.5	9.8	1.7
Cash and other	136.6	20.9	121.5	19.3	84.3	14.3
Total fair value of assets	653.7	100.0	631.3	100.0	588.1	100.0
Present value of liabilities	(934.5)		(871.2)		(836.1)
Deficit in the plans	(280.8)		(239.9)		(248.0)
Irrecoverable surplus	(1.1)		(0.9)		(3.1)
Unrecognised past service cost	(0.4)		(0.7)		(0.7)
Net liability[1]	(282.3)		(241.5)		(251.8)
Plans in surplus	5.6		2.8		0.7
Plans in deficit	(287.9)		(244.3)		(252.5)

Note

[1]	The related deferred tax asset is discussed in note 15.

23. Provision for post-employment benefits (continued)

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £550.4 million, £819.1 million and £268.7 million in 2008 and £504.0 million, £637.6 million and £133.6 million in 2007, respectively.

Deficit in plans by region	2011 £m	2010 £m	2009 £m
UK	(1.6)	(3.5)	(22.0)
North America	(172.5)	(144.4)	(140.9)
Western Continental Europe	(84.5)	(75.9)	(73.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(22.2)	(16.1)	(11.2)
Deficit in the plans	(280.8)	(239.9)	(248.0)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2011, 2010 and 2009 between funded and unfunded pension plans.

	2011 Deficit £m	2011 Present value of liabilities £m	2010 Deficit £m	2010 Present value of liabilities £m	2009 Deficit £m	2009 Present value of liabilities £m
Funded plans by region
UK	(1.6)	(327.8)	(3.5)	(305.5)	(22.0)	(293.5)
North America	(93.1)	(340.2)	(66.8)	(306.5)	(65.2)	(274.5)
Western Continental Europe	(36.4)	(108.0)	(29.7)	(103.8)	(25.0)	(119.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(2.3)	(11.1)	(5.6)	(21.1)	(3.7)	(16.1)
Deficit/liabilities in the funded plans	(133.4)	(787.1)	(105.6)	(736.9)	(115.9)	(704.0)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(79.4)	(79.4)	(77.6)	(77.6)	(75.7)	(75.7)
Western Continental Europe	(48.1)	(48.1)	(46.2)	(46.2)	(48.9)	(48.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(19.9)	(19.9)	(10.5)	(10.5)	(7.5)	(7.5)
Deficit/liabilities in the unfunded plans	(147.4)	(147.4)	(134.3)	(134.3)	(132.1)	(132.1)
Deficit/liabilities in the plans	(280.8)	(934.5)	(239.9)	(871.2)	(248.0)	(836.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2011 £m	2010 £m	2009 £m
Current service cost	23.7	23.3	22.0
Past service income	(2.8)	(0.6)	–
Gain on settlements and curtailments	(0.2)	(3.6)	(1.1)
Charge to operating profit	20.7	19.1	20.9
Expected return on pension plan assets	(32.6)	(30.6)	(28.7)
Interest on pension plan liabilities	43.8	45.9	46.1
Charge to profit before taxation for defined benefit plans	31.9	34.4	38.3
(Loss)/gain on pension plan assets relative to expected return	(5.7)	31.9	44.0
Experience (loss)/gain arising on the plan liabilities	(3.9)	3.4	(7.6)
Changes in assumptions underlying the present value of the plan liabilities	(62.2)	(37.9)	(42.7)
Change in irrecoverable surplus	(0.2)	2.2	(0.9)
Actuarial loss recognised in OCI	(72.0)	(0.4)	(7.2)

As at 31 December 2011 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £252.7 million (31 December 2010: £180.7 million, 31 December 2009: £180.3 million). Of this amount, a net loss of £151.6 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2011 £m	2010 £m	2009 £m
Plan liabilities at beginning of year	871.2	836.1	819.1
Service cost	23.7	23.3	22.0
Interest cost	43.8	45.9	46.1
Actuarial loss	66.1	34.5	50.3
Benefits paid	(59.5)	(57.2)	(52.9)
(Gain)/loss due to exchange rate movements	(2.0)	9.7	(50.5)
Settlements and curtailments	(13.7)	(26.4)	(3.3)
Other[1]	4.9	5.3	5.3
Plan liabilities at end of year	934.5	871.2	836.1

Note

[1]

Other includes disposals, acquisitions, plan participants’ contributions, plan amendments and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2011 £m	2010 £m	2009 £m
Fair value of plan assets at beginning of year	631.3	588.1	550.4
Expected return on plan assets	32.6	30.6	28.7
Actuarial (loss)/gain on plan assets	(5.7)	31.9	44.0
Employer contributions	66.8	53.3	47.7
Benefits paid	(59.5)	(57.2)	(52.9)
(Loss)/gain due to exchange rate movements	(1.3)	5.9	(28.3)
Settlements	(13.5)	(22.8)	(2.2)
Other[1]	3.0	1.5	0.7
Fair value of plan assets at end of year	653.7	631.3	588.1
Actual return on plan assets	26.9	62.5	72.7

23. Provision for post-employment benefits (continued)

Note

[1]

Other includes disposals, acquisitions, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(f) History of experience gains and losses

	2011 £m		2010 £m	2009 £m
(Loss)/gain on pension plan assets relative to expected return:
Amount	(5.7)		31.9	44.0
Percentage of plan assets	(0.9%)		5.1%	7.5%
Experience (loss)/gain arising on the plan liabilities:
Amount	(3.9)		3.4	(7.6)
Percentage of the present value of the plan liabilities	(0.4%)		0.4%	(0.9%)
Total loss recognised in OCI:
Amount	(72.	0)	(0.4)	(7.2)
Percentage of the present value of the plan liabilities	(7.7%)		(0.0%)	(0.9%)

The experience (loss)/gain on pension plan assets and plan liabilities was (£93.7) million and £4.4 million in 2008 and (£6.0) million and £0.1 million in 2007, respectively.

24. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.1% of the Group’s gross indebtedness at 31 December 2011 (at $3,058 million, £750 million and €1,274 million) and 96.2% of the Group’s average gross debt during the course of 2011 (at $2,792 million, £986 million and €1,274 million).

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

Including the effect of interest rate and cross-currency swaps, 75.8% of the year-end US dollar debt is at fixed rates averaging 6.00% for an average period of 63 months; 73.3% of the sterling debt is at a fixed rate of 6.07% for an average period of 70 months; and 66.7% of the euro debt is at fixed rates averaging 6.50% for an average period of 50 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2011 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

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

At 31 December 2011, the Group has access to £4.8 billion of committed funding and bank facilities with maturity dates spread over the years 2012 to 2021 as illustrated below:

	£m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
US bond $812m (4.75% ’21)	523.8							523.8
£ bonds £200m (6.375% ’20)	200.0							200.0
£ bonds £400m (6.0% ’17)	400.0						400.0
Bank revolver ($1,050m and £375m)	1,052.0					1,052.0
Eurobonds €750m (6.625% ’16)	626.7					626.7
Eurobonds €500m (5.25% ’15)	417.8				417.8
£450m convertible bonds (5.75% ’14)	450.0			450.0
US bond $600m (8.0% ’14)	386.9			386.9
US bond $369m (5.875% ’14)	237.7			237.7
Eurobonds €600m (4.375% ’13)	501.4		501.4
TNS private placements $55m	35.5	19.3		16.2
Total committed facilities available	4,831.8	19.3	501.4	1,090.8	417.8	1,678.7	400.0	723.8
Drawn down facilities at 31 December 2011	3,859.5	19.3	501.4	1,090.8	417.8	706.4	400.0	723.8
Undrawn committed credit facilities	972.3

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

24. Risk management policies (continued)

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2011.

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

	2011 £m	2010 £m
US dollar	91.5	91.0
Euro	71.8	73.7

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2011 would increase profit before tax by approximately £3.7 million (2010: £8.0 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2011, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £75.5 million (2010: £62.9 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £57.9 million (2010: £60.4 million) assets included in trade and other receivables and £133.4 million (2010: £123.3 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges were £1.9 million (2010: £27.9 million) for net investment hedges and £14.0 million (2010: £34.8 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £3.1 million (2010: £11.7 million, 2009: £3.3 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £12.8 million loss on hedging instruments and a £15.9 million gain on hedged items.

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £124.4 million (2010: £130.1 million). The Group estimates the fair value of these contracts to be a net asset of £2.6 million (2010: liability of £0.8 million).

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

The fair value of interest rate swaps entered into at 31 December 2011 is estimated to be a net asset of approximately £121.0 million (2010: £129.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £127.5 million (2010: £133.4 million) assets included in trade and other receivables and £6.5 million (2010: £4.4 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a loss of £9.5 million (2010: gain of £12.6 million, 2009: gain of £11.7 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £8.1 million loss on hedging instruments and a £1.4 million loss on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2011
Other investments	–	–	–	190.8	–	190.8
Cash and short-term deposits	–	–	1,946.6	–	–	1,946.6
Bank overdrafts and loans	–	–	–	–	(518.4)	(518.4)
Bonds and bank loans	–	–	–	–	(3,893.0)	(3,893.0)
Trade and other receivables: amounts falling due within one year	–	–	6,718.4	–	–	6,718.4
Trade and other receivables: amounts falling due after more than one year	–	–	76.5	–	–	76.5
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,376.7)	(7,376.7)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(10.2)	(10.2)
Derivative assets	185.4	3.1	–	–	–	188.5
Derivative liabilities	(139.9)	(0.5)	–	–	–	(140.4)
Liabilities in respectof put options	–	(168.3)	–	–	–	(168.3)
	45.5	(165.7)	8,741.5	190.8	(11,798.3)	(2,986.2)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2010
Other investments	–	–	–	173.7	–	173.7
Cash and short-term deposits	–	–	1,965.2	–	–	1,965.2
Bank overdrafts and loans	–	–	–	–	(255.4)	(255.4)
Bonds and bank loans	–	–	–	–	(3,598.2)	(3,598.2)
Trade and other receivables: amounts falling due within one year[1]	–	–	6,774.2	–	–	6,774.2
Trade and other receivables: amounts falling due after more than one year	–	–	77.3	–	–	77.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,769.9)	(7,769.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(11.4)	(11.4)
Derivative assets	168.6	26.1	–	–	–	194.7
Derivative liabilities	(123.3)	(6.1)	–	–	–	(129.4)
Liabilities in respect of put options	–	(171.0)	–	–	–	(171.0)
	45.3	(151.0)	8,816.7	173.7	(11,634.9)	(2,750.2)

Note

[1]	Comparative figure has been restated to be consistent with current year presentation.

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

25. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2011
Derivatives in designated hedge relationships
Derivative assets	–	185.4	–	185.4
Derivative liabilities	–	(139.9)	–	(139.9)
Held for trading
Derivative assets	–	3.1	–	3.1
Derivative liabilities	–	(0.5)	–	(0.5)
Liabilities in respect of put options	–	–	(168.3)	(168.3)
Available for sale
Other investments	–	–	190.8	190.8
	–	48.1	22.5	70.6

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2010
Derivatives in designated hedge relationships
Derivative assets	–	168.6	–	168.6
Derivative liabilities	–	(123.3)	–	(123.3)
Held for trading
Derivative assets	–	26.1	–	26.1
Derivative liabilities	–	(6.1)	–	(6.1)
Liabilities in respect of put options	–	–	(171.0)	(171.0)
Available for sale
Other investments	–	–	173.7	173.7
	–	65.3	2.7	68.0

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2010	(168.2)	276.2	108.0
Losses recognised in the income statement	(3.6)	(35.3)	(38.9)
Losses recognised in other comprehensive income	–	(61.3)	(61.3)
Exchange adjustments	(3.1)	(23.4)	(26.5)
Additions	(5.9)	20.2	14.3
Disposals	–	(2.7)	(2.7)
Settlements	9.8	–	9.8
31 December 2010	(171.0)	173.7	2.7
Losses recognised in the income statement	(30.9)	(30.8)	(61.7)
Gains recognised in other comprehensive income	–	11.3	11.3
Exchange adjustments	5.7	–	5.7
Additions	(29.6)	36.6	7.0
Settlements	57.5	–	57.5
31 December 2011	(168.3)	190.8	22.5

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
1 January 2010	1,750,000,000	175.0
31 December 2010	1,750,000,000	175.0
31 December 2011	1,750,000,000	175.0

Issued and fully paid
1 January 2010	1,256,491,314	125.6
Exercise of share options	7,899,907	0.8
31 December 2010	1,264,391,221	126.4
Exercise of share options	5,548,684	0.6
Share cancellations	(6,955,523)	(0.7)
Scrip dividend	3,051,689	0.3
Other	337,750	–
31 December 2011	1,266,373,821	126.6

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2011 was 20,599,871 (2010: 22,083,378), and £139.2 million (2010: £174.3 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2011 was 6,351,371 (2010: 2,172,126) and £42.9 million (2010: £17.1 million) respectively.

26. Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2011, unexercised options over ordinary shares of 4,900,445 and unexercised options over ADRs of 1,075,185 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012 - 2018
21,197	3.763	2006 - 2013
372,697	4.210	2005 - 2012
22,994	4.210	2005 - 2013
84,311	4.438	2005 - 2012
37,634	4.615	2007 - 2013
2,000,000	5.490	2007 - 2014
21,830	5.520	2008 - 2014
1,051,407	5.535	2007 - 2014
4,939	5.535	2007 - 2015
1,185	5.535	2008 - 2014
844,336	5.595	2006 - 2013
10,614	5.595	2006 - 2014
2,546	5.595	2007 - 2013
2,902	5.725	2007 - 2014
11,423	5.775	2009 - 2015
15,814	5.818	2008 - 2015
23,244	5.895	2008 - 2015
14,938	5.903	2011 - 2018
81,842	6.718	2009 - 2016
45,153	7.180	2005 - 2012
12,447	7.378	2014 - 2021
192,285	7.550	2005 - 2012
1,403	7.550	2006 - 2012
11,109	7.723	2010 - 2017

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012 - 2019
1,662	30.080	2006 - 2013
1,644	30.410	2011 - 2018
206,692	33.200	2005 - 2012
334,499	47.410	2006 - 2013
1,548	48.450	2007 - 2014
5,819	50.670	2008 - 2015
373,602	50.800	2007 - 2014
9,508	51.220	2007 - 2014
7,069	53.030	2005 - 2012
85,869	54.050	2005 - 2012
4,488	55.740	2008 - 2015
17,616	57.020	2008 - 2015
13,686	58.460	2009 - 2016
2,111	59.170	2011 - 2018
1,250	63.900	2009 - 2020
4,278	75.940	2010 - 2017

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2011, unexercised options over ordinary shares of 10,415,492 and unexercised options over ADRs of 1,537,128 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
78,100	3.903	2006 - 2013
1,400	3.903	2007 - 2013
2,250	4.210	2005 - 2012
625	4.210	2005 - 2013
23,625	4.819	2011 - 2018
123,175	5.435	2007 - 2014
25,000	5.483	2012 - 2016
1,315,538	5.483	2012 - 2019
9,823	5.483	2012 - 2020
236,607	5.483	2013 - 2019
130,305	5.608	2012 - 2019
2,125	5.775	2008 - 2015
11,700	5.913	2011 - 2018
53,375	5.917	2011 - 2018
633,206	6.028	2011 - 2018
256,650	6.195	2008 - 2015
117,625	6.268	2014 - 2018
2,884,980	6.268	2014 - 2021
420,000	6.268	2015 - 2021
4,000	6.668	2009 - 2017
43,500	6.740	2009 - 2016
433,575	6.938	2009 - 2016
13,600	7.005	2010 - 2017
16,375	7.113	2013 - 2017
2,133,019	7.113	2013 - 2020
274,539	7.113	2014 - 2020
259,475	7.180	2005 - 2012
5,125	7.180	2006 - 2012
63,750	7.478	2011 - 2017
86,575	7.543	2014 - 2020
755,850	7.718	2010 - 2017

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
21,520	30.800	2006 - 2013
236,667	44.560	2012 - 2019
427,081	49.230	2014 - 2021
30,310	49.880	2007 - 2014
18,010	53.030	2005 - 2012
311,889	56.560	2013 - 2020
168,376	59.500	2011 - 2018
82,185	59.520	2008 - 2015
108,625	60.690	2009 - 2016
132,465	75.760	2010 - 2017

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2011, unexercised options over ADRs of 5,459 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
1,827	28.300	2007 - 2012
3,632	30.830	2007 - 2012

26. Authorised and issued share capital (continued)

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2011, unexercised options over ADRs of 43,783 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.340	2007 - 2013
368	15.880	2007 - 2014
427	17.150	2007 - 2014
187	20.070	2007 - 2015
12	20.840	2007 - 2014
66	22.490	2007 - 2015
79	23.180	2007 - 2015
78	23.440	2007 - 2015
19	23.820	2007 - 2014
263	24.200	2007 - 2014
50	25.150	2007 - 2014
787	27.120	2007 - 2015
12,091	27.500	2007 - 2015
170	34.620	2007 - 2015
82	35.060	2007 - 2015
89	38.870	2007 - 2015
21,607	40.650	2007 - 2015
110	41.470	2007 - 2015
110	45.290	2007 - 2016
118	46.050	2007 - 2016
69	46.620	2007 - 2016
115	49.600	2007 - 2016
314	49.670	2007 - 2016
89	50.490	2007 - 2016
236	50.750	2008 - 2017
472	51.380	2008 - 2017
156	52.590	2008 - 2017
92	53.100	2006 - 2017
157	53.480	2008 - 2017
314	54.110	2007 - 2016
944	54.240	2007 - 2016
472	54.560	2007 - 2016
314	55.260	2007 - 2016
74	55.640	2007 - 2016
59	55.760	2007 - 2016
105	55.890	2007 - 2016
157	56.270	2007 - 2016
574	56.720	2007 - 2016
235	58.940	2007 - 2017
393	60.020	2007 - 2016
78	61.230	2008 - 2017
108	61.920	2007 - 2016
314	62.050	2007 - 2016
157	63.320	2008 - 2017
708	63.890	2008 - 2017
112	64.270	2007 - 2016
54	64.650	2007 - 2016
78	65.540	2007 - 2016
112	67.580	2007 - 2016

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Taylor Nelson Sofres plc

2005 Long Term Incentive Plan

As at 31 December 2011, unexercised options over ordinary shares of 32,979 have been granted under the Taylor Nelson Sofres Plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
32,979	–	2012

2008 New Share Plan

As at 31 December 2011 unexercised options over ordinary shares of 28,640 have been granted under the Taylor Nelson Sofres Plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,640	–	2012

2005 Key Employee Equity Plan

As at 31 December 2011, unexercised options over ordinary shares of 4,274 have been granted under the Taylor Nelson Sofres Plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,274	–	2012

1999 Worldwide Employee Sharesave Plan

As at 31 December 2011, unexercised options over ordinary shares of 936,798 have been granted under the Taylor Nelson Sofres Plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
784,223	1.730	2013 - 2015
5,113	1.950	2011 - 2012
2,648	2.560	2009 - 2012
137,408	2.650	2012 - 2014
7,406	3.000	2011 - 2013

The aggregate status of the WPP Share Option Plans during 2011 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2011	Granted	Exercised	Lapsed	Outstanding 31 December 2011	Exercisable 31 December 2011
WPP	14,706,582	12,447	(3,946,384)	(496,275)	10,276,370	10,232,508
WWOP	16,010,317	5,778,950	(992,659)	(2,695,476)	18,101,132	5,572,561
Tempus	24,306	–	(24,306)	–	–	–
Grey	192,560	–	(165,265)	–	27,295	27,295
24/7	270,100	–	(33,430)	(17,755)	218,915	171,685
TNS	1,411,221	–	(386,640)	(21,890)	1,002,691	15,167
	32,615,086	5,791,397	(5,548,684)	(3,231,396)	29,626,403	16,019,216

Weighted-average exercise price for options over:

					Outstanding	Exercisable
	1 January 2011	Granted	Exercised	Lapsed	31 December 2011	31 December 2011
Ordinary shares (£)
WPP	5.489	7.540	5.232	6.551	5.510	5.510
WWOP	6.218	6.311	6.197	6.782	6.463	6.706
Tempus	4.920	–	–	–	–	–
Grey	3.499	–	–	–	–	–
TNS	1.836	–	2.024	2.232	1.755	2.569
ADRs ($)
WPP	45.814	–	38.185	46.409	46.836	46.910
WWOP	56.457	49.230	48.992	56.097	54.569	61.742
Grey	30.417	–	30.524	n/a	29.983	29.983
24/7	38.610	–	34.982	45.749	38.585	38.018

26. Authorised and issued share capital (continued)

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 7.723	5.888	73

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 75.940	48.103	66

As at 31 December 2011 there was £7.9 million (2010: £6.8 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 17 months (2010: 21 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2011	2010	2009
Fair value of UK options (shares)	120.6p	144.5p	115.5p
Fair value of US options (ADRs)	$9.20	$10.97	$8.95
Weighted average assumptions:
UK Risk-free interest rate	0.84%	1.76%	2.27%
US Risk-free interest rate	0.67%	1.05%	1.85%
Expected life (months)	48	48	48
Expected volatility	30%	30%	30%
Dividend yield	2.5%	2.5%	2.5%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2011 was £7.11 (2010: £6.78, 2009: £4.72) and the weighted average ADR price for the same period was $57.09 (2010: $52.51, 2009: $37.23).

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

The Group grants stock options with a life of 10 years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

Notes to the consolidated financial statements (continued)

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2009	–	(82.9)	87.3	1,246.1	1,250.5
Exchange adjustments on foreign currency net investments	–	–	–	(142.2)	(142.2)
Loss on revaluation of available for sale investments	–	–	(13.5)	–	(13.5)
Recognition and remeasurement of financial instruments	–	(36.4)	–	–	(36.4)
Equity component of convertible bonds (net of deferred tax)	–	34.7	–	–	34.7
31 December 2009	–	(84.6)	73.8	1,103.9	1,093.1
Exchange adjustments on foreign currency net investments	–	–	–	146.6	146.6
Loss on revaluation of available for sale investments	–	–	(59.8)	–	(59.8)
Recognition and remeasurement of financial instruments	–	2.9	–	–	2.9
31 December 2010	–	(81.7)	14.0	1,250.5	1,182.8
Exchange adjustments on foreign currency net investments	–	–	–	(250.0)	(250.0)
Gain on revaluation of available for sale investments	–	–	11.3	–	11.3
Recognition and remeasurement of financial instruments	–	(5.9)	–	–	(5.9)
Share cancellations	0.7	–	–	–	0.7
31 December 2011	0.7	(87.6)	25.3	1,000.5	938.9

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

28. Acquisitions (continued)

Acquisitions in 2011

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.0	117.6	119.6
Property, plant and equipment	14.4	(0.4)	14.0
Cash (net of overdrafts)	98.8	–	98.8
Trade receivables due within one year	211.3	(1.3)	210.0
Other current assets	16.8	1.3	18.1
Total assets	343.3	117.2	460.5
Current liabilities	(283.1)	–	(283.1)
Trade and other payables due after one year	(5.7)	(27.4)	(33.1)
Deferred tax liabilities	–	(37.2)	(37.2)
Provisions	(3.7)	(16.1)	(19.8)
Bank loans	(17.5)	–	(17.5)
Total liabilities	(310.0)	(80.7)	(390.7)
Net assets	33.3	36.5	69.8
Non-controlling interests			(20.7)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(72.6)
Goodwill			454.5
Consideration			431.0
Consideration satisfied by:
Cash			350.6
Payments due to vendors (note 19)			80.4

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £126.0 million.

Non-controlling interests in acquired companies are measured at the non-controlling interest’s proportionate share of the acquirees’ identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2011 and the date the financial statements have been authorised for issue.

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

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

Notes to the consolidated financial statements (continued)

31. Reconciliation of profit before interest and taxation to headline PBIT

Reconciliation of profit before interest and taxation to headline PBIT:

	2011 £m	2010 £m	2009 £m
Profit before interest and taxation	1,258.3	1,028.2	818.7
Amortisation and impairment of acquired intangible assets	172.0	170.5	172.6
Goodwill impairment	–	10.0	44.3
Gains on disposal of investments	(0.4)	(4.1)	(31.1)
Gains on re-measurement of equity on acquisition of controlling interest	(31.6)	(13.7)	–
Investment write-downs	32.8	37.5	11.1
Share of exceptional (gains)/losses of associates	(2.1)	0.3	1.6
Headline PBIT	1,429.0	1,228.7	1,017.2
Headline PBIT margin (as a percent of revenue)	14.3%	13.2%	11.7%

32. Condensed consolidating financial information

In November 2011, WPP Finance 2010 issued $812 million of 4.75% bonds due November 2021, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as subsidiary guarantors. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014 which were issued by WPP Finance (UK). Consequently, the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million from the previous $650 million.

WPP Finance (UK) is the issuer of $369 million of 5.875% bonds due June 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, and Young & Rubicam Brands US Holdings as subsidiary guarantors, previously registered under the Securities Act of 1933. A Form 15 giving notice of termination of registration was filed with the SEC in relation to this security on 2 August 2006. In June 2009 WPP Finance (UK) issued $600 million of 8% bonds due September 2014, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as subsidiary guarantors.

The issuer and guarantors of the bonds are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Accordingly, condensed consolidating financial information containing financial information for WPP Finance (UK), WPP Finance 2010 and the guarantors is presented beginning on page F-39. Condensed consolidating financial information is prepared in accordance with IFRS, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

Although the $600 million and $812 million bonds do not have the identical subsidiary guarantor structure to the $369 million bonds, the exclusion of the financial information of Young & Rubicam Brands US Holdings has no financial impact on the columns presented in the condensed consolidating financial information for the years ended 31 December 2011, 2010 and 2009, as it is an indirect wholly owned subsidiary of WPP Air 1 Limited with no operations or cash flows of its own and its sole assets are its interests in certain operating subsidiaries.

In the event that WPP Finance (UK) and WPP Finance 2010 fail to pay the holders of the securities, thereby requiring WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited to make payment pursuant to the terms of its full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP 2008 Limited, WPP 2005 Limited, Young & Rubicam Brands US Holdings or WPP Air 1 Limited in obtaining reimbursement for any such payments from WPP Finance (UK) and WPP Finance 2010.

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information

For the year ended 31 December 2011, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	10,021.8	—	10,021.8
Direct costs	—	—	—	—	(783.3)	—	(783.3)
Gross profit	—	—	—	—	9,238.5	—	9,238.5
Operating costs	(5.5)	(62.5)	—	—	(7,978.3)	—	(8,046.3)
Operating profit/(loss)	(5.5)	(62.5)	—	—	1,260.2	—	1,192.2
Share of results of subsidiaries	886.4	1,148.8	(1.9)	—	—	(2,033.3)	—
Share of results of associates	—	—	—	—	66.1	—	66.1
Profit/(loss) before interest and taxation	880.9	1,086.3	(1.9)	—	1,326.3	(2,033.3)	1,258.3
Finance income	—	60.8	3.9	0.8	31.8	—	97.3
Finance costs	(40.8)	(268.5)	(75.0)	(2.7)	89.8	—	(297.2)
Revaluation of financial instruments	—	4.7	—	—	(54.7)	—	(50.0)
Profit/(loss) before taxation	840.1	883.3	(73.0)	(1.9)	1,393.2	(2,033.3)	1,008.4
Taxation	—	3.1	—	—	(95.0)	—	(91.9)
Profit/(loss) for the year	840.1	886.4	(73.0)	(1.9)	1,298.2	(2,033.3)	916.5
Attributable to:
Equity holders of the parent	840.1	886.4	(73.0)	(1.9)	1,221.8	(2,033.3)	840.1
Non-controlling interests	—	—	—	—	76.4	—	76.4
	840.1	886.4	(73.0)	(1.9)	1,298.2	(2,033.3)	916.5

For the year ended 31 December 2010, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	9,331.0	—	9,331.0
Direct costs	—	—	—	—	(770.5)	—	(770.5)
Gross profit	—	—	—	—	8,560.5	—	8,560.5
Operating costs	(3.1)	19.4	(0.1)	—	(7,603.7)	—	(7,587.5)
Operating profit/(loss)	(3.1)	19.4	(0.1)	—	956.8	—	973.0
Share of results of subsidiaries	626.8	734.7	—	—	—	(1,361.5)	—
Share of results of associates	—	—	—	—	55.2	—	55.2
Profit/(loss) before interest and taxation	623.7	754.1	(0.1)	—	1,012.0	(1,361.5)	1,028.2
Finance income	—	94.6	18.3	—	(31.2)	—	81.7
Finance costs	(37.7)	(224.5)	(57.6)	—	43.0	—	(276.8)
Revaluation of financial instruments	—	0.7	—	—	17.5	—	18.2
Profit/(loss) before taxation	586.0	624.9	(39.4)	—	1,041.3	(1,361.5)	851.3
Taxation	—	1.9	—	—	(192.2)	—	(190.3)
Profit/(loss) for the year	586.0	626.8	(39.4)	—	849.1	(1,361.5)	661.0
Attributable to:
Equity holders of the parent	586.0	626.8	(39.4)	—	774.1	(1,361.5)	586.0
Non-controlling interests	—	—	—	—	75.0	—	75.0
	586.0	626.8	(39.4)	—	849.1	(1,361.5)	661.0

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2009, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	8,684.3	—	8,684.3
Direct costs	—	—	—	—	(703.6)	—	(703.6)
Gross profit	—	—	—	—	7,980.7	—	7,980.7
Operating costs	(5.0)	(100.4)	—	—	(7,113.6)	—	(7,219.0)
Operating profit/(loss)	(5.0)	(100.4)	—	—	867.1	—	761.7
Share of results of subsidiaries	465.5	733.6	—	—	—	(1,199.1)	—
Share of results of associates	—	—	—	—	57.0	—	57.0
Profit before interest and taxation	460.5	633.2	—	—	924.1	(1,199.1)	818.7
Finance income	—	165.8	14.6	—	(30.0)	—	150.4
Finance costs	(22.8)	(340.3)	(42.5)	—	50.2	—	(355.4)
Revaluation of financial instruments	—	6.0	—	—	42.9	—	48.9
Profit/(loss) before taxation	437.7	464.7	(27.9)	—	987.2	(1,199.1)	662.6
Taxation	—	0.8	—	—	(156.5)	—	(155.7)
Profit/(loss) for the year	437.7	465.5	(27.9)	—	830.7	(1,199.1)	506.9
Attributable to:
Equity holders of the parent	437.7	465.5	(27.9)	—	761.5	(1,199.1)	437.7
Non-controlling interests	—	—	—	—	69.2	—	69.2
	437.7	465.5	(27.9)	—	830.7	(1,199.1)	506.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2011, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	474.2	(404.7)	155.3	(518.3)	958.7	—	665.2
Investing activities
Acquisitions and disposals	—	—	—	—	(469.8)	—	(469.8)
Purchases of property, plant and equipment	—	(5.0)	—	—	(211.1)	—	(216.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(37.1)	—	(37.1)
Proceeds on disposal of property, plant and equipment	—	0.5	—	—	12.7	—	13.2
Net cash outflow from investing activities	—	(4.5)	—	—	(705.3)	—	(709.8)
Financing activities
Share option proceeds	28.8	—	—	—	—	—	28.8
Cash consideration for non-controlling interests	—	—	—	—	(62.6)	—	(62.6)
Share repurchases and buy-backs	(75.7)	—	—	—	(106.5)	—	(182.2)
Net increase/(decrease) in borrowings	—	—	(201.4)	523.8	(21.0)	—	301.4
Financing and share issue costs	—	—	—	(5.5)	(6.4)	—	(11.9)
Capital contribution (paid)/received	(554.9)	475.1	—	—	79.8	—	—
Equity dividends paid	(18.0)	(121.0)	—	—	(79.4)	—	(218.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(62.2)	—	(62.2)
Net cash (outflow)/inflow from financing activities	(619.8)	354.1	(201.4)	518.3	(258.3)	—	(207.1)
Net decrease in cash and cash equivalents	(145.6)	(55.1)	(46.1)	—	(4.9)	—	(251.7)
Translation differences	(0.2)	(29.2)	3.7	—	(4.2)	—	(29.9)
Cash and cash equivalents at beginning of year	1.4	(2,839.2)	722.0	—	3,825.6	—	1,709.8
Cash and cash equivalents at end of year	(144.4)	(2,923.5)	679.6	—	3,816.5	—	1,428.2

For the year ended 31 December 2010, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	28.1	(395.6)	(30.6)	—	1,759.3	—	1,361.2
Investing activities
Acquisitions and disposals	—	20.2	—	—	(220.3)	—	(200.1)
Purchases of property, plant and equipment	—	(3.9)	—	—	(186.6)	—	(190.5)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(27.0)	—	(27.0)
Proceeds on disposal of property, plant and equipment	—	—	—	—	7.6	—	7.6
Net cash (outflow)/inflow from investing activities	—	16.3	—	—	(426.3)	—	(410.0)
Financing activities
Share option proceeds	42.7	—	—	—	—	—	42.7
Cash consideration for non-controlling interests	—	—	—	—	(15.1)	—	(15.1)
Share repurchases and buy-backs	—	—	—	—	(46.4)	—	(46.4)
Net increase in borrowings	—	—	—	—	19.8	—	19.8
Financing and share issue costs	—	—	—	—	(3.5)	—	(3.5)
Capital contribution (paid)/received	—	—	—	—	—	—	—
Equity dividends paid	(13.4)	(187.0)	—	—	—	—	(200.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(66.7)	—	(66.7)
Net cash (outflow)/inflow from financing activities	29.3	(187.0)	—	—	(111.9)	—	(269.6)
Net increase/(decrease) in cash and cash equivalents	57.4	(566.3)	(30.6)	—	1,221.1	—	681.6
Translation differences	0.1	(27.9)	25.9	—	84.1	—	82.2
Cash and cash equivalents at beginning of year	(56.1)	(2,245.0)	726.7	—	2,520.4	—	946.0
Cash and cash equivalents at end of year	1.4	(2,839.2)	722.0	—	3,825.6	—	1,709.8

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2009, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(468.3)	(223.6)	(28.5)	—	1,539.3	(0.1)	818.8
Investing activities
Acquisitions and disposals	—	—	—	—	(118.4)	—	(118.4)
Purchases of property, plant and equipment	—	(2.1)	—	—	(220.8)	—	(222.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(30.4)	—	(30.4)
Proceeds on disposal of property, plant and equipment	—	—	—	—	9.2	—	9.2
Net cash outflow from investing activities	—	(2.1)	—	—	(360.4)	—	(362.5)
Financing activities
Share option proceeds	4.1	—	—	—	—	—	4.1
Cash consideration for non-controlling interests	—	—	—	—	(26.4)	—	(26.4)
Share repurchases and buy-backs	(9.5)	—	—	—	—	—	(9.5)
Net (decrease)/increase in borrowings	450.0	(1,050.7)	370.7	—	(196.3)	—	(426.3)
Financing and share issue costs	(10.0)	—	—	—	(8.8)	—	(18.8)
Capital contribution (paid)/received	—	(111.7)	—	—	111.7	—	—
Equity dividends paid	(22.3)	(55.9)	—	—	(111.7)	0.1	(189.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(63.0)	—	(63.0)
Net cash (outflow)/inflow from financing activities	412.3	(1,218.3)	370.7	—	(294.5)	0.1	(729.7)
Net (decrease)/increase in cash and cash equivalents	(56.0)	(1,444.0)	342.2	—	884.4	—	(273.4)
Translation differences	0.1	(207.8)	(41.4)	—	150.4	—	(98.7)
Cash and cash equivalents at beginning of year	(0.2)	(593.2)	425.9	—	1,485.6	—	1,318.1
Cash and cash equivalents at end of year	(56.1)	(2,245.0)	726.7	—	2,520.4	—	946.0

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information

At 31 December 2011, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	—	9,430.8	—	9,430.8
Other	—	—	—	—	1,859.9	—	1,859.9
Property, plant and equipment	—	8.0	—	—	720.3	—	728.3
Investment in subsidiaries	7,350.0	13,282.1	—	—	—	(20,632.1)	—
Interests in associates and joint ventures	—	—	—	—	801.3	—	801.3
Other investments	—	—	—	—	190.8	—	190.8
Deferred tax assets	—	—	—	—	86.0	—	86.0
Trade and other receivables	—	128.9	—	—	180.2	—	309.1
	7,350.0	13,419.0	—	—	13,269.3	(20,632.1)	13,406.2
Current assets
Inventory and work in progress	—	—	—	—	333.9	—	333.9
Corporate income tax recoverable	—	—	—	—	88.5	—	88.5
Trade and other receivables	—	109.4	2.1	0.2	8,808.0	—	8,919.7
Cash and short-term deposits	0.5	1,123.9	679.6	—	4,334.9	(4,192.3)	1,946.6
	0.5	1,233.3	681.7	0.2	13,565.3	(4,192.3)	11,288.7
Current Liabilities
Trade and other payables	(5.2)	(87.5)	(9.6)	(4.0)	(11,059.2)	—	(11,165.5)
Corporate income tax payable	—	—	—	—	(113.4)	—	(113.4)
Bank overdrafts and loans	(144.9)	(4,047.4)	—	—	(518.4)	4,192.3	(518.4)
	(150.1)	(4,134.9)	(9.6)	(4.0)	(11,691.0)	4,192.3	(11,797.3)
Net current (liabilities)/assets	(149.6)	(2,901.6)	672.1	(3.8)	1,874.3	—	(508.6)
Total assets less current liabilities	7,200.4	10,517.4	672.1	(3.8)	15,143.6	(20,632.1)	12,897.6
Non-current liabilities
Bonds and bank loans	(424.0)	(1,586.4)	(621.9)	(518.3)	(742.4)	—	(3,893.0)
Trade and other payables	—	(109.5)	(2.0)	—	(443.6)	2.0	(553.1)
Corporate income tax payable	—	—	—	—	(379.5)	—	(379.5)
Deferred tax liabilities	—	—	—	—	(741.4)	—	(741.4)
Provision for post-employment benefits	—	—	—	—	(282.3)	—	(282.3)
Provisions for liabilities and charges	—	—	—	—	(154.0)	—	(154.0)
	(424.0)	(1,695.9)	(623.9)	(518.3)	(2,743.2)	2.0	(6,003.3)
Net intercompany (payable)/receivable	(113.1)	(1,471.5)	(206.9)	520.1	1,271.4	—	—
Net assets/(liabilities)	6,663.3	7,350.0	(158.7)	(2.0)	13,671.8	(20,630.1)	6,894.3
Attributable to:
Equity share owners’ funds	6,663.3	7,350.0	(158.7)	(2.0)	13,440.8	(20,630.1)	6,663.3
Non-controlling interests	—	—	—	—	231.0	—	231.0
Total equity	6,663.3	7,350.0	(158.7)	(2.0)	13,671.8	(20,630.1)	6,894.3

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2010, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	—	9,106.3	—	9,106.3
Other	—	—	—	—	1,904.5	—	1,904.5
Property, plant and equipment	—	4.6	—	—	703.8	—	708.4
Investment in subsidiaries	6,469.4	12,520.8	—	—	—	(18,990.2)	—
Interests in associates and joint ventures	—	—	—	—	792.1	—	792.1
Other investments	—	—	—	—	173.7	—	173.7
Deferred tax assets	—	—	—	—	79.1	—	79.1
Trade and other receivables	—	126.2	—	—	197.3	—	323.5
	6,469.4	12,651.6	—	—	12,956.8	(18,990.2)	13,087.6
Current assets
Inventory and work in progress	—	—	—	—	366.0	—	366.0
Corporate income tax recoverable	—	—	—	—	82.9	—	82.9
Trade and other receivables	0.3	50.1	2.8	—	8,790.2	—	8,843.4
Cash and short-term deposits	1.4	903.7	722.0	—	4,081.0	(3,742.9)	1,965.2
	1.7	953.8	724.8	—	13,320.1	(3,742.9)	11,257.5
Current Liabilities
Trade and other payables	(4.8)	(72.6)	(10.1)	—	(11,616.1)	—	(11,703.6)
Corporate income tax payable	—	—	—	—	(115.8)	—	(115.8)
Bank overdrafts and loans	—	(3,742.9)	—	—	(255.4)	3,742.9	(255.4)
	(4.8)	(3,815.5)	(10.1)	—	(11,987.3)	3,742.9	(12,074.8)
Net current (liabilities)/assets	(3.1)	(2,861.7)	714.7	—	1,332.8	—	(817.3)
Total assets less current liabilities	6,466.3	9,789.9	714.7	—	14,289.6	(18,990.2)	12,270.3
Non-current liabilities
Bonds and bank loans	(413.2)	(1,608.8)	(797.4)	—	(778.8)	—	(3,598.2)
Trade and other payables	—	(110.1)	—	—	(278.5)	—	(388.6)
Corporate income tax payable	—	—	—	—	(481.8)	—	(481.8)
Deferred tax liabilities	—	—	—	—	(750.7)	—	(750.7)
Provision for post-employment benefits	—	—	—	—	(241.5)	—	(241.5)
Provisions for liabilities and charges	—	—	—	—	(161.6)	—	(161.6)
	(413.2)	(1,718.9)	(797.4)	—	(2,692.9)	—	(5,622.4)
Net intercompany receivable/(payable)	393.5	(1,601.6)	—	—	1,208.1	—	—
Net assets/(liabilities)	6,446.6	6,469.4	(82.7)	—	12,804.8	(18,990.2)	6,647.9
Attributable to:
Equity share owners’ funds	6,446.6	6,469.4	(82.7)	—	12,603.5	(18,990.2)	6,446.6
Non-controlling interests	—	—	—	—	201.3	—	201.3
Total equity	6,446.6	6,469.4	(82.7)	—	12,804.8	(18,990.2)	6,647.9

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of WPP DAS Ltd

We have audited the accompanying balance sheets of WPP DAS Ltd (the “Trust”) as at 31 December 2011 and 2010 and the related cash flow statements and statement of changes in equity for each of the three years in the period ended 31 December 2011. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at 31 December 2011 and 2010, and its cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2012

Cash flow statement

For the years ended 31 December 2011, 2010 and 2009

	Notes	2011 £m	2010 £m	2009 £m
Net cash inflow from operating activities		–	–	–
Investing activities		–	–	–
Financing activities		–	–	–
Issue of ordinary shares	3	79.4	–	111.7
Dividends paid	4	(79.4)	–	(111.7)
Net cash inflow from financing activities		–	–	–
Net increase in cash and cash equivalents		–	–	–
Cash and cash equivalents at beginning of year		–	–	–
Cash and cash equivalents at end of year		–	–	–

Note

The accompanying notes form an integral part of this cash flow statement.

Balance sheet

At 31 December 2011, 2010

	2011 £m	2010 £m
Assets	–	–
Liabilities	–	–
Net assets	–	–
Equity	–	–

Note

The accompanying notes form an integral part of this balance sheet.

Statement of changes in equity

For the years ended 31 December 2011, 2010 and 2009

	Notes	Share capital £m	Distributable Reserve £m	Total £m
At 1 January 2009		–	–	–
Issue of ordinary shares	3	167.6	–	167.6
Capital reduction	3	(167.6)	167.6	–
Dividends	4	–	(167.6)	(167.6)
At 31 December 2009		–	–	–
Issue of ordinary shares	3	187.0	–	187.0
Capital reduction	3	(187.0)	187.0	–
Dividends	4	–	(187.0)	(187.0)
At 31 December 2010		–	–	–
Issue of ordinary shares	3	200.4		200.4
Capital reduction	3	(200.4)	200.4
Dividends	4	–	(200.4)	(200.4)
At 31 December 2011		–	–	–

Note

The accompanying notes form an integral part of this statement of changes in equity.

Notes to the financial statements

1. The dividend access trust

WPP DAS Limited (the “Trust”) was established on 9 July 2008 by WPP plc to which the Trust issued a called-up share capital of 1 ordinary share with a nominal value of £1. The Trust is governed by the applicable laws of England and Wales and is a resident for tax purposes in the United Kingdom, WPP plc is a resident for tax purposes in the Republic of Ireland. The Trust is a wholly owned subsidiary of WPP 2008 Limited which is an indirect wholly owned subsidiary of WPP plc.

WPP DAS Limited was formed as part of WPP’s Dividend Access Plan, which was primarily designed to ensure that WPP share owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no Irish tax is required to be withheld from the payment of dividends to share owners. To facilitate WPP’s Dividend Access Plan, in April 2009 the Trust issued one non-voting dividend access share with a nominal value of £1 to the trustee. WPP share owners will not have any interest in the dividend access share and will not have any rights against the Trust as the issuer of the dividend access share. The only assets held in trust for the benefit of share owners will be dividends paid to the trustee in respect of the dividend access share.

To ensure compliance with UK trust law rules, the period during which the dividend access trust may continue is restricted. However, the dividend access trust under current law is able to continue for 80 years from inception.

2. Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Trust for the year ended 31 December 2011.

The financial statements were approved by the Board of Directors and authorised for issue on 30 April 2012.

Income statement and statement of comprehensive income

An income statement and a statement of comprehensive income are not presented with these financial statements because the Trust did not receive income, incur expense or recognise any gain or loss during the periods presented.

The directors received no remuneration for services to the Trust and the Trust had no employees during the periods presented. All operating expenses were borne by WPP 2005 Limited.

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

On 29 June 2011 the Trust issued 121,002,475 ordinary shares of £1 each to another Group company and on the same date a capital reduction was performed. On 8 November 2011 the Trust issued a further 79,370,302 ordinary shares of £1 each and on the same date a capital reduction was performed. As a result of this transaction the Trust remained with called-up share capital of 1 ordinary share of £1 and 1 dividend access share of £1.

4. Dividends

	2011 £m	2010 £m	2009 £m
2008 second interim dividend of 10.28p per ordinary share	–	–	111.7
2009 first interim dividend of 5.19p per ordinary share[1]	–	–	55.9
2009 second interim dividend of 10.28p per ordinary share[1]	–	117.3	–
2010 first interim dividend of 5.97p per ordinary share[1]	–	69.7	–
2010 second interim dividend of 11.82p per ordinary share[1]	121.0	–	–
2011 first interim dividend of 7.46p per ordinary share	79.4	–	–
	200.4	187.0	167.6

[1]	This dividend was settled in cash by another Group company on behalf of the Trust.

Exhibit Index

Exhibit No.	Exhibit Title
1.1	Memorandum and Articles of Association of WPP plc, as amended 2 June 2011.

2.22	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021.

4.16	WPP plc Restricted Stock Plan, as amended through 11 April 2011.

4.40	Leadership Equity Acquisition Plan III, as amended through 12 November 2011.

4.41	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).

14.2	Consent of Independent Registered Public Accounting Firm (for WPP DAS Limited).