Form 20-F
period 2013-12-31
WPP plc
filed 2014-04-30
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2013

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

Telephone: +44(0) 20 7408 2204

Facsimile: +44(0) 20 7493 6819

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

At December 31, 2013, the number of outstanding ordinary shares was 1,348,733,317 which included at such date ordinary shares represented by 10,970,861 ADSs.

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

YES  ☐    NO   ☒

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the Reform Act), the Company (as defined below) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) comprise one of the largest communications services businesses in the world. At 31 December 2013, the Group had 119,116 employees. Including all employees of associated companies, this figure was approximately 175,000. For the year ended 31 December 2013, the Group had revenue of £11,019 million and operating profit of £1,410 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP plc and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for each of the three years ended 31 December 2013, 2012 and 2011 and the selected balance sheet data as at 31 December 2013 and 2012 are derived from the Consolidated Financial Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2013		2012		2011		2010		2009
	£m		£m		£m		£m		£m
Revenue	11,019.4		10,373.1		10,021.8		9,331.0		8,684.3
Operating profit	1,410.3		1,241.1		1,192.2		973.0		761.7
Profit for the year	1,012.1		894.7		916.5		661.0		506.9
Profit attributable to equity holders of the parent	936.5		822.7		840.1		586.0		437.7
Earnings per ordinary share:
Basic	72.4	p	66.2	p	67.6	p	47.5	p	35.9	p
Diluted	69.6	p	62.8	p	64.5	p	45.9	p	35.3	p
Earnings per ADS[1]:
Basic	362.0	p	331.0	p	338.0	p	237.5	p	179.5	p
Diluted	348.0	p	314.0	p	322.5	p	229.5	p	176.5	p
Dividends per ordinary share	30.27	p	25.94	p	19.28	p	16.25	p	15.47	p
Dividends per ADS (US dollars)[2]	238.8	¢	207.1	¢	151.2	¢	126.7	¢	135.9	¢

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

Selected Consolidated Balance Sheet Data

	At 31 December
	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Total assets	25,005.4	24,877.6	24,694.9	24,345.1	22,351.5
Net assets	7,846.5	7,060.6	6,894.3	6,647.9	6,075.7
Called-up share capital	134.9	126.5	126.6	126.4	125.6
Number of shares (in millions)	1,348.7	1,265.4	1,266.4	1,264.4	1,256.5

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company.

The table below sets forth the amounts of interim or first interim, final or second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form. The Group uses the terms ‘ADS’ and ‘ADR’ interchangeably. The dividends are also shown translated into US cents per ADS using the approximate average rates as shown in the exchange rate table below, for each year presented.

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2009	5.19	10.28	15.47	40.66	80.53	121.19
2010	5.97	11.82	17.79	46.15	91.37	137.52
2011	7.46	17.14	24.60	59.80	137.39	197.19
2012	8.80	19.71	28.51	69.75	156.22	225.97
2013	10.56	23.65	34.21	82.61	185.01	267.62

The 2013 interim dividend was paid on 11 November 2013 to share owners on the register at 11 October 2013. The 2013 final dividend will be paid on 7 July 2014 to share owners on the register at 6 June 2014.

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

The following table sets forth for each of the most recent six months, the high and low exchange rates between the pound sterling and the US dollar. As at 24 April 2014, the closing exchange rate was 1.6793.

Month ended	High	Low
31 October 2013	1.6240	1.5922
30 November 2013	1.6362	1.5915
31 December 2013	1.6566	1.6261
31 January 2014	1.6616	1.6344
28 February 2014	1.6733	1.6311
31 March 2014	1.6762	1.6496

The annual average exchange rates between the pound sterling and the US dollar for each of the five years ended 31 December were:

Year ended 31 December	Average
2009	1.5667
2010	1.5461
2011	1.6032
2012	1.5852
2013	1.5646

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

Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies, database marketing and modelling companies, telemarketers, social media and consulting internet companies.

Service agreements with clients are generally terminable by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may also in some cases be limited by clients’ policies on conflicts of interest.

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of some of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for 17.8% of revenues in the year ended 31 December 2013. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
Data Security
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group operates on a largely decentralised basis with a large number of different agencies and operating entities and the resulting size and diversity of the operational systems increases the vulnerability of such systems to breakdown or malicious intrusion.	The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs if the Group fails to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on the Group’s business, revenues, results of operations, financial condition or prospects.
Economic
The Group’s businesses are subject to economic cycles. Many of the economies in which the Group operates currently have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms can lead to reduced profitability and cash flow.
Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, fluctuations in currency exchange rates can affect the Group’s consolidated results.
The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.	If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities and certain of the Group’s bonds could be increased.
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

Risk	Potential impact
Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients’ needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such an acquisition and the Group’s financial condition could be adversely affected.
Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group’s financial condition.
Operational
The Group operates in 110 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to the following risk factors: (i) restrictions and/or changes in taxation on repatriation of earnings; (ii) economic, social or political instability within different countries, regions and markets; (iii) changes in foreign laws and regulatory requirements, such as those on foreign ownership of assets or data usage or business models; and (iv) uncertainty or potential ineffectiveness or lack of enforcement in relation to the Group’s client service agreements or other contractual rights.
People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.
Regulatory/Legal
The Group may be subject to regulations restricting its activities or effecting changes in taxation.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws and international tax treaties or their application may also adversely affect the Group’s reported results.
The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective or harmful.	The Group works for a large number of clients across a broad spectrum of industries and end markets, some of which may become subject to litigation. As a consequence of providing services to such clients, the Group may itself become involved as a defendant in litigation brought against its clients by third parties, including its clients, competitors or consumers or governmental or regulatory authorities.
The Group is subject to strict anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.	The Group may be exposed to liabilities in the event of breaches of anti-corruption and anti-bribery legislation in all of the 110 countries in which it operates.
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Advertising, JWT, Y&R, Grey, Bates CHI&Partners and the United Network, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare, Maxus and tenthavenue. Our other segments are Data Investment Management (previously “Consumer Insight”), where our operations are conducted through Kantar; Public Relations & Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill+Knowlton Strategies and Ogilvy Public Relations; and Branding & Identity, Healthcare and Specialist Communications, where our operations are conducted by B to D Group, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy CommonHealth Worldwide, Geometry Global, Xaxis, POSSIBLE, AKQA and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (NASDAQ). At 24 April 2014 the Company had a market capitalisation of approximately £17.0 billion.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the

Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group, LLC) in 1989, Young & Rubicam Inc. (Young & Rubicam or Young & Rubicam Brands, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis, Inc) in 2007, Taylor Nelson Sofres plc (TNS) in 2008 and AKQA Holdings, Inc. (AKQA) in 2012.

The Company spent £221.0 million, £586.6 million and £532.4 million for acquisitions and investments in 2013, 2012 and 2011, respectively, including payments in respect of loan note redemptions and earnout payments resulting from acquisitions in prior years, net of cash and cash equivalents acquired (net) and proceeds on disposal of investments. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £284.5 million, £330.1 million and £253.2 million, respectively, and cash spent on share repurchases and buy-backs was £197.0 million, £134.5 million and £182.2 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 3,000 offices in 110 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 42% of the Company’s reported revenues in 2013 were from Advertising and Media Investment Management, with the remaining 58% of its revenues being derived from the business segments of Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which the Company operates.

Revenue[1]	2013		2012		2011
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	4,578.8	41.5	4,273.2	41.2	4,157.2	41.5
Data Investment Management[2]	2,549.7	23.1	2,460.2	23.7	2,458.0	24.5
Public Relations & Public Affairs	920.7	8.4	917.1	8.8	885.4	8.8
Branding & Identity, Healthcare and Specialist Communications	2,970.2	27.0	2,722.6	26.3	2,521.2	25.2
Total	11,019.4	100.0	10,373.1	100.0	10,021.8	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	Data Investment Management was previously reported as Consumer Insight.

The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2013		2012		2011
	£m	% of total	£m	% of total	£m	% of total
North America[2]	3,744.7	34.0	3,546.5	34.2	3,388.2	33.8
United Kingdom	1,414.0	12.8	1,275.2	12.3	1,183.5	11.8
Western Continental Europe	2,592.6	23.5	2,439.2	23.5	2,505.1	25.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,268.1	29.7	3,112.2	30.0	2,945.0	29.4
Total	11,019.4	100.0	10,373.1	100.0	10,021.8	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenues of £3,498.1 million (2012: £3,309.4 million, 2011: £3,149.9 million).

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

Data Investment Management (previously Consumer Insight)

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

WPP Head Office

WPP, the parent company, with its offices in London, New York, Tokyo, Hong Kong, Singapore, Shanghai and São Paulo develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. The principal activity of the Group continues to be the provision of communications services worldwide. WPP acts only as a parent company and does not trade. The parent company complements the operating companies in three distinct ways.

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

WPP Strategy

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most successful communications services advisor to multinational, regional and local companies.

The Group has four core strategic priorities.

•	Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe to 40-45%.

•	Increase the share of revenues of new media to 40-45%.

•

Maintain the share of more measurable marketing services - such as Data Investment Management and direct, digital and interactive - at 50% of revenues, with a focus on the application of new technology, big data and digital.

•	Achieve ‘horizontality’ by ensuring our people work together for the benefit of clients, primarily through two horizontal integrators: Global Client Leaders and Country Managers.

If we implement this strategy effectively then our business will be geographically and functionally well positioned to compete successfully and to deliver on our long-term financial targets:

•	Revenue and gross profit growth greater than the industry average supplemented by acquisitions.

•

Annual improvement in headline PBIT margin on revenue and gross profit of 0.3 margin points or more, excluding the impact of currency, depending on revenue and gross profit growth, and staff cost to revenue ratio improvement of 0.2 margin points or more.

Sustainability

Our commitment to sustainability has a direct impact on our financial performance and our ability to achieve our business strategy. It is integral to our relationships with our clients, employees, investors and other stakeholders.

We focus on the following areas that are significant to WPP’s business strategy and reflect our stakeholders’ priorities:

•

The impact of our work for clients. Our companies help clients integrate sustainability into their business strategy and communications. Client business supported by our sustainability credentials was worth at least £1.26 billion out of total revenues of £11.02 billion to the Group in 2013.

•	Marketing standards. We strive for high ethical standards in our conduct and work for clients and we protect consumer data used for marketing purposes.

•	Employment practices. Our talent strategy includes competitive remuneration, high-quality training and a focus on diversity and inclusion.

•	Environmental performance. We have reduced our carbon footprint per person by 31% since 2006. Our target is a 47% reduction by 2020.

•	Supply chain. We monitor key supplier performance.

•	Social investment, including pro bono work. Our total social contribution (including the value of free media space) was worth £39.4 million in 2013.

Clients

The Group services 351 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 69 of the NASDAQ 100, 31 of the Fortune e-50, and some 770 national or multinational clients in three or more disciplines. Almost 490 clients are served in four disciplines and these clients account for 57.5% of Group revenues. The Group also works with nearly 400 clients in six or more countries.

The Company’s 10 largest clients accounted for 17.8% of the Company’s revenues in the year ended 31 December 2013. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2013. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

The Company organises its businesses in the following segments: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare & Specialist Communications. These business segments are comprised of the following principal disciplines: Advertising; Media Investment Management; Data Investment Management; Public Relations & Public Affairs; Branding & Identity; Healthcare Communications; Direct, Digital, Promotion & Relationship Marketing; Specialist Communications; WPP Digital; WPP Digital partner companies; and WPP knowledge community. A listing of the Group brands operating within these disciplines as at April 2014 is set forth below.

Advertising

ADK[1]

Bates CHI&Partners

Berlin Cameron United

CHI&Partners[1]

Grey

HS Ad1

JWT

Ogilvy & Mather Advertising

Santo

Scangroup

Scholz & Friends

Señora Rushmore

Soho Square

TAXI[4]

Team Detroit

The Jupiter Drawing Room[1]

United Network

Y&R4

Media Investment Management

GroupM:

KR Media

Maxus

MediaCom

MEC

Mindshare

Ohal

Catalyst

Xaxis

Quisma

Other media agencies

M/Six[2]

tenthavenue:

Forward

Joule

Kinetic Worldwide

Spafax

TMARC

Data Investment Management

Kantar:

Added Value

Benenson Strategy Group

Center Partners

IMRB International

Kantar Health

Kantar Japan

Kantar Media

Kantar Retail

Kantar Worldpanel

Lightspeed Research

Millward Brown

Data Investment Management (continued)

The Futures Company

TNS

Public Relations & Public Affairs

Blanc & Otus[7]

Buchanan Communications

Burson-Marsteller[4]

Clarion Communications

Cohn & Wolfe[4]

Dewey Square Group

Glover Park Group

Hering Schuppener

Hill+Knowlton Strategies

Ogilvy Government Relations

Ogilvy Public Relations

Penn Schoen Berland[4]

Prime Policy Group

QGA

RLM Finsbury

Wexler & Walker Public Policy Associates[7]

Branding & Identity

Addison Group[6]

BDG architecture + design

CBA

Coley Porter Bell

Dovetail

FITCH[6]

Lambie-Nairn[6]

Landor Associates[4,6]

PeclersParis[6]

Brand Union[6]

The Partners[6]

VBAT[6]

Healthcare Communications

Feinstein Kean Healthcare[8]

GCI Health

ghg

Ogilvy CommonHealth Worldwide

Sudler & Hennessey[4]

Wunderman World Health[5]

Direct, Digital, Promotion & Relationship Marketing

AdPeople Worldwide[5]

A. Eicoff & Co

AKQA

Barrows[1]

Blast Radius[5]

Brierley+Partners[1]

Cerebra

Deep Blue[9]

Dialogue

Digit

EWA

FullSIX[3]

Grass Roots[1]

Geometry Global

High Co1

iconmobile[4]

KBM Group[5]

Mando

Maxx Marketing

OgilvyOne Worldwide

RTC[4]

SJR

Smollan Group[1]

Smollan/Headcount

VML[4]

Wunderman[4]

Specialist Communications

Corporate/B2B

Ogilvy Primary Contact

Demographic marketing

Bravo[4]

UniWorld[1]

Wing

Employer branding/recruitment

JWT Inside

Event/face-to-face marketing

MJM

Metro

Richard Attias & Associates[1]

Foodservice marketing

The Food Group

Sports marketing

9ine Sports & Entertainment

Chime Communications PLC[1]

GroupM ESP

PRISM Group

Entertainment marketing

Alliance

Real estate marketing

Pace

Media & production services

The Farm Group

Imagina[3]

United Visions[9]

WPP Digital

Acceleration

Blue State Digital

Cognifide

The Data Alliance

Fabric Worldwide[1]

F.biz

Hogarth Worldwide

Interlude[1]

Johannes Leonardo[1]

Mutual Mobile[1]

POSSIBLE

Rockfish

Salmon

Syzygy[1]

Visible[1]

WPP Digital partner companies

Ace Metrix[3]

eCommera[3]

Fullscreen[3]

Globant[1]

HDT Holdings Technology[3]

In Game Ad Interactive[3]

Invidi[3]

mySupermarket[3]

Moment Systems[3]

Percolate[3]

Proclivity Systems[3]

Say Media[3]

SFX Entertainment[3]

Vice Media[3]

The Weinstein Company[3]

WildTangent[3]

WPP knowledge communities

Government & Public Sector Practice

The Store

Notes

[1]     Associate

[2]    Joint venture

[3]     Investment

[4]    A Young & Rubicam Group company

[5]    Part of the Wunderman network

[6]    A member of BtoD Group

[7]    A Hill+Knowlton Strategies company

[8]    An Ogilvy company

[9]    A Commarco company

D. Property, Plants and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States owned properties include the 214,000 square foot Young & Rubicam office condominium for their new headquarters located at 3 Columbus Circle in New York, New York and the 152,000 square foot TNS property located near Toledo, Ohio. The Company also leases an additional 160,700 square feet of space for Young & Rubicam at the 3 Columbus Circle location. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe, owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	554,800
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Maxus, Mediacom	358,000
200 Fifth Avenue, New York, NY	Grey Global Group, Cohn & Wolfe	343,000
230 Park Avenue South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey, Hogarth	305,000
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy & Mather, JWT, Geometry, Millward Brown, GroupM, Burson Marsteller, TNS, H+K, The Futures Company, Kinetic, Kantar Media, Team Detroit	287,700
500/550 Town Center Drive, Dearborn, MI	Team Detroit, JWT, Ogilvy & Mather, Y&R Advertising, PRISM, Burrows, Possible	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
Sea Containers House, Upper Ground, London SE1	Ogilvy & Mather, MEC	226,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2013, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £491.5 million.

In 2013 the Company again reduced its core property portfolio, with absolute square footage falling by 0.6%, while revenues attributable to acquisitions added 2.2% and in total, revenues in constant currencies rose by 5.7%.

The average cost per square foot rose by 3.8% in 2013, largely due to the expiry of a number of below-market leases in the year, although this was still less than the increase in constant currency revenues. The combination of all these factors resulted in a reduction of the establishment cost-to-revenue ratio to 6.6% from 6.7% last year.

In 2014 the Company will continue to focus on consolidating the number of properties in the Group, further reducing square foot per head as the Company takes on new leases, and introducing more ‘agile working’ (enabling companies to run at less than one workspace per person) to further reduce the establishment cost-to-revenue ratio.

As part of this effort, WPP has signed a lease for 3 World Trade Center in New York, New York commencing in 2017. The lease is contingent upon the developer obtaining financing to construct the building. Assuming the relevant financing is obtained, offices in several existing properties will be consolidated into this new location.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2013, under non-cancelable operating leases of the Company.

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

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reportable segments:

•	Advertising and Media Investment Management;

•	Data Investment Management (previously Consumer Insight);

•	Public Relations & Public Affairs; and

•	Branding & Identity, Healthcare and Specialist Communications.

In 2013, approximately 42% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 58% of its revenues being derived from the remaining three segments.

The following objectives represent the Group’s key performance indicators.

1.	First, to continue to improve operating margins. In 2013, we achieved a headline PBIT margin of 15.1%, a new high, and a headline PBIT margin on gross profit of 16.5%, the highest-reported level in the industry. We continue to believe a headline PBIT margin of around 18% or more, and a headline PBIT margin on gross profit of well over 19%, is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group headline PBIT margin of 17%. In the future, we will focus more on headline PBIT as a percentage of gross profit, given it is a more meaningful competitive comparison.

2.	Second, to increase flexibility in the cost structure. In 2013, flexible staff costs (including incentives, freelance and consultants) returned to historical highs of around 7.5% of revenues and continue to position the Group extremely well should current market conditions deteriorate.

3.	Third, to enhance share owner value and maximise the return on investment on the Company’s substantial free cash flow. As capital expenditure remains relatively stable, there are broadly three alternative uses of funds: acquisitions, share buy-backs and dividends. We have increasingly come to the view, based on co-operative research with leading investment institutions that, currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced strategic acquisitions.

4.

Fourth, we will continue to develop the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, IT and practice development, including sustainability. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

5.	Fifth, to emphasise revenue and gross profit growth more as margins improve through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	Sixth, to build on, still further, the impressive creative reputation WPP now enjoys globally. Training and development programs remain a key focus, as of course does the judicious use of our M&A skills to identify the best and most like-minded creative businesses to join us.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

2013, our twenty-eighth year, was another record one, with revenue, profitability, headline margins and earnings per share all reaching new highs. For the third successive year, the Company was awarded a Cannes Lion for Creative Holding Company of the Year, in recognition of the Company’s collective creative excellence; and for the second consecutive year, WPP was ranked Most Effective Holding Company in the Effie Global Effectiveness Index. At the same time, the Company has responded to the changing competitive landscape by accelerating the implementation of its strategic goals. Sector targets for faster-growth markets and new media have been raised to 40-45% of revenues over the next five years.

The share price rose sharply in 2013 – an increase of over 55% to 1,380.0p at year end. Since then, however, the share price has fallen to 1,274.0p at 24 April 2014, reflecting the weakness in global stock markets over recent weeks. Dividends were increased by 20% to 34.21p, a record level.

Reported billings increased by over 4% to £46.2 billion and were up well over 3% in constant currencies, driven by a strong leadership position in all net new business league tables. Revenues were up over 6% to £11.0 billion and up well over 5% in constant currencies. Gross profit increased by almost 6% and over 5% in constant currencies.

Group revenues are more weighted to the second half of the year across all regions and functions, especially in the faster-growing markets of Asia Pacific and Latin America. The Group’s profitability and margins continue to be skewed to the second half and, in particular, the final quarter. The strengthening of sterling in the final quarter, particularly against the currencies of the faster-growing markets, therefore resulted in a reduction in the Group’s headline PBIT margins. This currency effect is exacerbated by the fact that disproportionate amounts of central overheads and incentive costs are paid in sterling and US dollars.

Reported profit before interest and taxation rose almost 13% to £1.478 billion from £1.311 billion. Headline PBIT was up well over 8% to £1.662 billion against £1.531 billion in 2012 and up 9% in constant currencies. Headline PBIT margins were up 0.3 margin points to a new historical high of 15.1%, compared to 14.8% in 2012. The impact of exchange rates reduced headline PBIT margins by 0.2 margin points, but on a constant currency basis margins increased by 0.5 margin points, and on a like-for-like basis by 0.6 margin points, more than in line with the Group’s margin target. The headline PBIT margin on gross profit was 16.5%, up 0.4 margin points on 2012 and up 0.5 margin points in constant currency.

Profit for the year increased by 13% to £1.012 billion. Headline EBITDA increased by 8% to £1.896 billion. Headline profit before tax was up well over 10% to £1.458 billion and reported profit before tax was up well over 18% to £1.296 billion. Diluted reported earnings per share rose by almost 11% to 69.6p.

Net cash inflow from operating activities strengthened to £1.374 billion in the year. Free cash flow strengthened to £1.220 billion in the year, over £1 billion for the third consecutive year. Net debt averaged £3.0 billion in 2013, a decrease of £0.2 billion at 2013 exchange rates, and net debt at 31 December 2013 was £2.2 billion, £0.6 billion less than 2012, reflecting improvements in working capital and the redemption of the £450 million Convertible Bond, reinforced by lower acquisition spending in 2013.

Estimated net new business billings of £6.1 billion (almost $10 billion) were won in 2013, up over 57% on 2012.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by operating sector and geographical area for each of the three years ended 31 December 2013, 2012 and 2011 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the following tables give details of revenue growth by geographical area and operating sector on a reported, constant currency, and like-for-like basis.

Geographical area

	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2013	2012	2013	2012	2013	2012
North America	5.6	4.7	4.4	3.7	2.9	(0.1)
United Kingdom	10.9	7.7	10.9	7.7	4.8	4.0
Western Continental Europe	6.3	(2.6)	2.1	3.7	0.5	0.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	5.0	5.7	7.9	9.3	6.1	8.3
Total Group	6.2	3.5	5.7	5.8	3.5	2.9

Like-for-like revenue growth in North America improved as the year progressed, from -1% in the first quarter to up over 5% in quarter four, with particularly strong growth in Advertising and Media Investment Management, Healthcare Communications and parts of the Group’s digital operations, especially AKQA. Data Investment Management also performed well, with like-for-like growth of 5% in the final quarter. In constant currencies, full year revenue growth in this region was over 4%, while like-for-like revenues were up almost 3%.

In the UK, full year revenue growth was almost 11% in constant currencies and almost 5% like-for-like. The rate of growth slowed in the final quarter to over 5% in constant currencies, and over 2% like-for-like, partly due to strong comparative rates of growth in the final quarter of 2012.

The Group’s Advertising and Media Investment Management, Public Relations & Public Affairs, direct, digital and interactive and Healthcare Communications operations all performed strongly, partly offset by lower revenue growth in Data Investment Management. However, overall gross profit in the final quarter increased by well over 5% on a like-for-like basis, with stronger gross profit growth in the custom research business. Full year gross profit in the UK increased by almost 7% on a like-for-like basis.

Western Continental Europe, like the UK, slowed slightly in the final quarter, with both constant currency and like-for-like growth of over 1%. For the year, Western Continental Europe revenues grew 0.5% like-for-like (almost 2% in the second half) compared with 0.1% in 2012. Italy, Turkey, the Netherlands and Germany all showed good growth in the final quarter, but Spain, Portugal, Belgium, Switzerland and Austria were tougher.

Our strongest regions in 2013 were again Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, with constant currency growth of almost 8% and like-for-like growth of over 6%. Growth in the fourth quarter was similar to the full year and driven principally by Latin America, Australia and New Zealand, Central and Eastern Europe and Africa. After a difficult first half, Central and Eastern Europe improved significantly, with like-for-like growth of over 10% in the second half (and over 12% in the fourth quarter), with strong growth in the Czech Republic, Russia and Poland. The Middle East slowed in the fourth quarter, while Africa grew by over 9% like-for-like. Latin America showed consistently strong growth for most of 2013, with like-for-like revenues up well over 8% in the final quarter and up 9% for the year.

Full year revenues for the BRICs1, which account for almost $3 billion of revenues including associates, were up almost 7% on a like-for-like basis. In 2013, almost 30% of the Group’s reported revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – slightly down compared with the previous year, as a result of the strength of sterling against the currencies of many of the markets in these regions. On a constant currency basis, 30.5% of the Group’s revenues came from these regions, up 0.7 percentage points compared with 2012 and against the Group’s strategic objective of 40-45% in the next five years. Markets outside North America now account for 66% of our revenues.

Operating Sector

	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2013	2012	2013	2012	2013	2012
Advertising and Media Investment Management	7.2	2.8	6.9	5.2	5.5	5.1
Data Investment Management*	3.6	0.1	3.0	2.8	1.6	0.8
Public Relations & Public Affairs	0.4	3.6	(0.7)	4.2	(1.7)	(1.0)
Branding & Identity, Healthcare and Specialist Communications	9.1	8.0	8.4	10.2	3.9	2.6
Total Group	6.2	3.5	5.7	5.8	3.5	2.9
* Data Investment Management was previously reported as Consumer Insight.

Advertising and Media Investment Management revenues were up almost 7% for the year in constant currencies and well over 5% like-for-like, the strongest-performing sector on this basis. In the final quarter, constant currency revenues were up almost 8% and like-for-like revenues were up well over 6%, very similar to like-for-like growth in the third quarter.

Of the Group’s advertising networks, Ogilvy & Mather, JWT and Grey performed especially well in North America in the fourth quarter, with Y&R performing strongly in the UK. However, the Group’s advertising businesses in Western Continental Europe generally remained challenged, with like-for-like revenues under pressure. Growth in the Group’s Media Investment Management businesses has been very consistent throughout the year, with constant currency revenues up almost 11% for the year and like-for-like growth of almost 10%. tenthavenue, the ‘engagement’ network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like revenue growth up over 16%. The strong revenue growth across most of the Group’s businesses, together with good cost control, resulted in the combined headline PBIT margin of this sector improving by 0.3 margin points to 18.0%.

In 2013, Ogilvy & Mather, JWT, Y&R, Grey and United generated estimated net new business billings of £2.3 billion ($3.7 billion). GroupM (the Group’s Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated estimated net new business billings of £3.2 billion ($5.1 billion).

[1]	Brazil, Russia, India and China

Data Investment Management (formerly Consumer Insight) revenues grew 3% on a constant currency basis, with like-for-like revenues up well over 1%, and the second half much stronger than the first half. More significantly, gross profit was up over 2% like-for-like, a turnaround of the trend seen in 2012. In the fourth quarter, revenues grew by almost 4% on a constant currency basis, with gross profit up 4%. On a like-for-like basis, revenues were up over 1% and gross profit up almost 2%. North America, Asia Pacific, Latin America, Africa and the Middle East performed well above the average in the fourth quarter, as they did for the year as a whole. The UK and Western Continental Europe were more difficult. There seems to be a growing recognition of the value of ‘real’ data businesses, rather than those that depend on third-party data. Headline PBIT margins improved 0.3 margin points to 10.3%, while headline PBIT margins on gross profit also improved 0.3 margin points to 14.3%.

Although there has been marked improvement during 2013, the weakest sub-sector continues to be the custom businesses in mature markets (with North America maybe now an exception) where discretionary spending remains under review by clients. Custom businesses in faster-growth markets and syndicated and semi-syndicated businesses in all markets remain robust, with strong like-for-like revenue and gross profit growth.

The Group’s Public Relations & Public Affairs businesses had a difficult year, particularly in North America, Continental Europe, Latin America and the Middle East. However, although revenues for the year fell by almost 1% on a constant currency basis and by almost 2% like-for-like, top-line growth returned in the fourth quarter with constant currency revenues up over 2% and like-for-like growth of over 1%. Despite careful cost management, headline PBIT margins fell by 0.4 margin points to 14.5%.

At the Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at over 8% with like-for-like growth of almost 4%. Like-for-like revenue growth slipped slightly in quarter four, due primarily to slower growth in parts of the Group’s Branding & Identity and Specialist Communications businesses, but overall the second half was much stronger than the first half on a like-for-like basis. AKQA, the leading digital agency acquired in July 2012, performed particularly well with full year like-for-like revenues up over 20%, with the fourth quarter even stronger. For the sector as a whole, headline PBIT margins improved by 0.4 margin points to 14.8%.

Almost 35% of the Group’s 2013 revenues came from direct, digital and interactive, up over two percentage points from the previous year and growing well over 7% like-for-like. Marketing services comprised almost 60% of our revenues in 2013, a similar proportion to 2012.

2013 compared with 2012

Revenues

Reported revenue growth for the year was 6.2%, and on a constant currency basis, which excludes the impact of currency movements, revenues were up 5.7%. Changes in exchange rates increased revenue growth by 0.5%, chiefly reflecting the weakness of the pound sterling against the US dollar and euro in the first nine months, largely offset by the strength of the pound sterling, particularly against the US dollar, Japanese yen, Australian dollar and Indian rupee in the final quarter.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenues were up 3.5%, with gross profit up 3.4%. In the fourth quarter, like-for-like revenues were up over 4%, following like-for-like growth in the third quarter of 5%, reflecting stronger growth in North America and Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, offset by lower growth in the UK. Like-for-like growth in the second half was therefore well over 4% compared with over 2% in the first.

Operating costs

Operating costs increased by 4.7% in 2013 to £8,665.8 million from £8,273.7 million in 2012 on a reported basis and by 4.2% on a constant currency basis. During 2013, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff, property, commercial and office costs. On a like-for-like basis, total operating and direct costs rose by 2.9%, a slower rate of growth than for revenue.

On a like-for-like basis, the average number of people in the Group decreased by 0.1% in 2013. On the same basis, the number of people in the Group at 31 December 2013 increased by 0.7% compared with the end of 2012. These average and point-to-point figures reflect the continuing sound management of headcount and staff costs in 2013 to balance revenues and costs. Also on a like-for like basis, revenues increased by 3.5% and gross profit was up 3.4%.

Reported staff costs, excluding incentives, rose by well over 5% and by over 5% in constant currency. Staff costs included £27 million ($43 million) of severance costs compared with £51 million ($82 million) in 2012. Incentive costs amounted to £328 million ($521 million) which was over 17% of headline operating profit before incentives and income from associates, compared with £291 million ($462 million) or well over 16% in 2012.

Performance in parts of the Group’s Data Investment Management custom businesses, Public Relations & Public Affairs, Healthcare Communications and direct, digital and interactive businesses fell short of the target performance objectives agreed for 2013, as the like-for-like revenue growth rate was slower in the first nine months of the year, although most improved in the final quarter. Headline PBIT margins, before all incentives and income from associates, were 17.3%, up 0.4 margin points, compared with 16.9% last year. The Group’s staff cost to revenue ratio, including incentives, decreased by 0.1 margin point to 58.8% compared with 58.9% in 2012, indicating an improvement in productivity.

In 2013, the ratio of variable staff costs (incentives, freelance and consultants costs) to total staff costs was 12.7%, compared with 11.4% in 2012. As a proportion of revenue, variable staff costs were 7.5% in 2013 compared with 6.7% in 2012.

In 2013, the Group incurred restructuring costs of £5.0 million as a result of the continuing rationalisation of its IT infrastructure, a project initiated in 2012. Restructuring costs in 2012 of £93.4 million include £62.9 million of severance costs arising from a structural reassessment of certain of the Group’s operations, primarily in Western Continental Europe; and £30.5 million of other costs, primarily accelerated depreciation of IT assets in the US and Europe, arising from an overhaul of its centralised IT infrastructure.

Profit before interest and taxation

As a result of the above, reported PBIT rose almost 13% to £1.478 billion from £1.311 billion, up well over 13% in constant currencies, in part due to gains of £36 million arising on the disposal of minority investments and the re-measurement of certain of our equity interests where we have acquired a majority stake. Headline PBIT rose by well over 8% to £1.662 billion from £1.531 billion, up 9% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £64.3 million in 2013 from £55.9 million in 2012. Finance costs decreased to £267.9 million in 2013 from £269.8 million in 2012. Therefore, net finance costs were £203.6 million, down from £213.9 million last year, reflecting the beneficial impact of lower net debt funding costs and higher income from investments, partially offset by the cost of higher average gross debt, due to pre-funding of 2014 debt maturities. Revaluation of financial instruments resulted in a gain of £21.0 million in 2013 and a charge of £4.7 million in 2012.

Taxation

The Company’s effective tax rate on reported profit before tax in 2013 was 21.9%, compared to 18.1% in 2012. The difference in the reported tax rate is primarily due to significant deferred tax credits arising in the prior year in relation to acquired intangibles that were non-recurring items.

Profit for the year

Profit for the year increased by 13.1% to £1,012.1 million in 2013 from £894.7 million in 2012 on a reported basis and increased by 13.0% in constant currency. In 2013, £936.5 million of profit for the year was attributable to equity holders of the parent and £75.6 million attributable to non-controlling interests. Diluted earnings per share increased by almost 11% (well over 10% in constant currencies) to 69.6p.

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

Finance income, finance costs and revaluation of financial instruments

Finance income decreased to £55.9 million in 2012 from £64.7 million in 2011. Finance costs increased to £269.8 million in 2012 from £264.6 million in 2011. Therefore, net finance costs were £213.9 million, up from £199.9 million last year, reflecting higher average net debt, offset by lower funding costs. Revaluation of financial instruments resulted in a charge of £4.7 million in 2012 and a charge of £50.0 million in 2011.

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

Inflation

As in 2012, in management’s opinion inflation did not have a material impact on the Company’s results for the year or financial position at 31 December 2013.

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

As capital expenditure remains relatively stable, there are broadly three alternative uses of funds:

•

Mergers and acquisitions. There is a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere in the industry, particularly in faster-growing markets like Brazil, India and China.

Our acquisition focus in 2013 was again on the triple play of faster-growing geographic markets, new media and Data Investment Management, including the application of new technology and big data, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2013, the Group spent almost £200 million on initial acquisition payments, net of cash acquired and disposal proceeds. Net acquisition spend is currently targeted at around £300-£400 million per annum and we will continue to seize opportunities in line with our strategy, as in the first quarter of 2014.

•

Dividends. Following the strong first-half results in 2013, the Board raised the interim dividend by 20%. The final dividend has also been increased by 20%, bringing the total dividend for the year to 34.21p per share, up 20%. Dividends paid in respect of 2013 will total almost £460 million for the year.

•

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the reduced operating and headline PBIT margins on gross profit targets of 0.3 margin points improvement, the targeted level of share buy-backs will be increased from around 1% of the outstanding share capital to 2-3% in order to enhance earnings per share. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values, particularly as the average 2013 net debt to EBITDA ratio is 1.6 times, at the low end of our market guidance of 1.5-2.0 times, and should come down further in 2014. Share buy-backs in 2013 cost £197 million, representing 1.4% of issued share capital.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2013, billings were £46.2 billion, or 4.2 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

The Group has a five-year Revolving Credit Facility of $1.2 billion and £475 million due November 2016. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2013, net cash inflow from operating activities was £1,374.2 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,219.6 million. This free cash flow was partially absorbed by £221.0 million in net acquisitions and disposals, by £197.0 million in share repurchases and buy-backs and by £397.3 million in dividends, leaving £404.3 million.

In November 2013, the Group issued $500 million of 30-year bonds at a coupon of 5.625%, together with €750 million of 10-year bonds at 3.0%.

At 31 December 2013, the Group’s net debt was £2.2 billion, £0.6 billion less than 2012, reflecting improvements in working capital and the redemption of the £450 million Convertible Bond, reinforced by lower acquisition spending in 2013. Net debt averaged £3.0 billion in 2013, a decrease of £0.2 billion at 2013 exchange rates. The Group’s average net debt was around 1.6 times headline EBITDA in 2013 compared with 1.8 times in 2012, and well within the Group’s current target range of 1.5-2.0 times.

Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2013 was 8.2 times. Average net debt in the first quarter of 2014 was £2.454 billion, compared to £3.056 billion in 2013, at 2014 exchange rates.

With an equity market capitalisation of approximately £17.0 billion at 24 April 2014, the total enterprise value of the Company is approximately £19.5 billion, a multiple of 10.3 times 2013 headline EBITDA.

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2013.

C. Research and Development, Patents and Licenses, etc.

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

In the first quarter of 2014, reported revenues were up 1.5%, with like-for-like growth of 7.0%, 2.6% growth from acquisitions and -8.1% from currency, reflecting the continuing strength of sterling against many currencies, particularly in the faster growth markets, as in the final quarter of 2013. Revenues in constant currency were up 9.6%. Reported gross profit was down 1.8%, but up 6.1% in constant currency and up 3.8% like-for-like. Due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of data investment management, gross profit is the more meaningful and accurate reflection of top-line growth. As a result the commentary below relates primarily to gross profit data.

The pattern of gross profit growth in 2014 has started similarly to the final quarter of 2013, with both constant currency and like-for-like growth showing continuing improvement across all geographies and sectors. On a like-for-like basis, Advertising and Media Investment Management and Branding & Identity, Healthcare and

Specialist Communications (including direct, digital and interactive), were the strongest sectors, with Data Investment Management slower than the final quarter of 2013 and Public Relations & Public Affairs up even more strongly than the final quarter of 2013, which was the strongest quarter last year for this sector. Our budgets for 2014 indicated like-for-like revenue growth well over 3% and gross profit growth of over 3% against last year. For the first three months actual performance was well ahead of those projections, due to the stronger than budgeted digital media purchases in Media Investment Management, with gross profit growth also up strongly. A preliminary look at our quarter one revised forecasts for the full year also indicates revenue growth up strongly and gross profit growth up over 3%. On a constant currency basis headline PBIT is above budget and well ahead of last year and the increase in the headline PBIT margin on gross profit is in line with the Group’s full year target of a 0.3 margin point improvement.

The Group gained a total of £797 million ($1.275 billion) in net new business wins (including all losses) in the first quarter, compared to £940 million ($1.504 billion) in the same period last year. April has proven to be a particularly strong month with net new business billings of over £0.9 billion ($1.5 billion) as at 24 April 2014.

Concerns remain globally over the fragility of the Eurozone, although probably less so than last year, the prospects for the Middle East, although probably again, better now than a year ago, a Chinese or BRICs hard or soft landing, with most, if not all suffering a slowdown in 2013, and which continued into 2014 and, probably still most importantly, dealing with the US deficit and a record $16 trillion of debt in the most effective way. In addition, the political decisions in the United Kingdom on Scottish devolution and Britain’s membership of the European Union, add further uncertainty to the United Kingdom economy. All in all, whilst clients may be more confident than they were in September 2008, they broadly remain unwilling to take further risks. They remain focused on a strategy of adding capacity and brand building in both fast growth geographic and functional markets, like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. They also remain focused, in a sub-trend pre-Lehman growth environment, on achieving their profitability objectives by cutting costs, rather than by growing the top-line.

The pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence, enhanced by slightly stronger global GDP growth forecasts and the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil and the mid-term Congressional Elections in the United States. Forecasts of worldwide real GDP growth still hover around 3.6%, with inflation of 2.1% giving nominal GDP growth of around 5.7% for 2014, a half a percent or so increase on 2013, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this but clients may regard this as a more risky way than investing in marketing and brand and hence growing market share.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2013, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2014	2015	2016	2017	2018	Beyond 2018
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	1,664.8	—	416.2	624.3	—	—	624.3
Sterling bonds	600.0	—	—	—	400.0	—	200.0
US$ bonds	1,859.8	584.7	—	—	—	—	1,275.1
Other	15.1	15.1	—	—	—	—	—
Subtotal	4,139.7	599.8	416.2	624.3	400.0	—	2,099.4
Interest payable	1,561.2	208.0	159.1	133.2	100.0	92.0	868.9
Total	5,700.9	807.8	575.3	757.5	500.0	92.0	2,968.3
Operating leases[2]	2,523.7	372.0	305.8	254.2	207.5	197.2	1,187.0
Capital commitments[3]	31.6	31.6	—	—	—	—	—
Investment commitments[3]	27.3	27.3	—	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	332.6	103.2	74.4	47.3	80.6	19.0	8.1
Total contractual obligations	8,616.1	1,341.9	955.5	1,059.0	788.1	308.2	4,163.4

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2013 of £338.4 million. The Group’s net debt at 31 December 2013 was £2,240.4 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals of £17.5 million.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2013 amounted to £47.8 million (2012: £56.5 million, 2011: £66.8 million). Employer contributions and benefit payments in 2014 are expected to be approximately £80 million. Projections for years after 2014 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

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

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2013 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like provides a better understanding of the Company’s performance and trends because it allows for more meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate year in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and gross profit growth for 2013 and 2012 to like-for-like revenue and gross profit growth for the same period.

	Revenue		Gross profit
	£m		£m
2011 Reportable	10,022		9,239
Impact of exchange rate changes	(231)	(2.3%)	(203)	(2.2%)
Changes in scope of consolidation	291	2.9%	258	2.8%
Like-for-like growth	291	2.9%	221	2.4%
2012 Reportable	10,373	3.5%	9,515	3.0%
Impact of exchange rate changes	53	0.5%	48	0.5%
Changes in scope of consolidation	229	2.2%	190	2.0%
Like-for-like growth	364	3.5%	323	3.4%
2013 Reportable	11,019	6.2%	10,076	5.9%

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

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs; and, in 2012, the gain on sale of freehold property in New York, and costs incurred in changing the corporate structure of the Company.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 31 to the consolidated financial statements.

Headline PBIT margin

Calculated as headline PBIT (defined above) as a percentage of revenue.

Headline PBIT margin on gross profit

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, gross profit and headline PBIT margin on gross profit are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged.

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

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs; and, in 2012, the gain on sale of freehold property in New York, and costs incurred in changing the corporate structure of the Company.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2013 £m	2012 £m	2011 £m
Profit before taxation	1,295.8	1,091.9	1,008.4
Amortisation and impairment of acquired intangible assets	179.8	171.9	172.0
Goodwill impairment	23.3	32.0	—
Gains on disposal of investments	(6.0)	(26.8)	(0.4)
Gains on re-measurement of equity on acquisition of controlling interest	(30.0)	(5.3)	(31.6)
Investment write-downs	0.4	19.6	32.8
Cost of changes to corporate structure	—	4.1	—
Gain on sale of freehold property in New York	—	(71.4)	—
Restructuring costs	5.0	93.4	—
Share of exceptional losses/(gains) of associates	10.7	3.0	(2.1)
Revaluation of financial instruments	(21.0)	4.7	50.0
Headline PBT	1,458.0	1,317.1	1,229.1

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment and gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs; and, in 2012, the gain on sale of freehold property in New York, and costs incurred in changing the corporate structure of the Group.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2013 £m	2012 £m	2011 £m
Profit for the year	1,012.1	894.7	916.5
Taxation	283.7	197.2	91.9
Finance income, finance cost and revaluation of financial instruments, net	182.6	218.6	249.9
Amortisation and impairment of acquired intangible assets	179.8	171.9	172.0
Depreciation of property, plant and equipment	202.0	191.0	185.8
Amortisation of other intangible assets	32.7	33.7	25.7
Goodwill impairment	23.3	32.0	—
Gains on disposal of investments	(6.0)	(26.8)	(0.4)
Gains on re-measurement of equity on acquisition of controlling interest	(30.0)	(5.3)	(31.6)
Investment write-downs	0.4	19.6	32.8
Cost of changes to corporate structure	—	4.1	—
Gain on sale of freehold property in New York	—	(71.4)	—
Restructuring costs	5.0	93.4	—
Share of exceptional losses/(gains) of associates	10.7	3.0	(2.1)
Headline EBITDA	1,896.3	1,755.7	1,640.5

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

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2013 £m	2012 £m	2011 £m
Net cash inflow from operating activities	1,374.2	908.3	665.2
Share option proceeds	42.4	56.0	28.8
Proceeds on disposal of property, plant and equipment	7.3	123.5	13.2
Movement in working capital and provisions	133.4	388.2	620.9
Purchases of property, plant and equipment	(240.7)	(290.3)	(216.1)
Purchase of other intangible assets (including capitalised computer software)	(43.8)	(39.8)	(37.1)
Dividends paid to non-controlling interests in subsidiary undertakings	(53.2)	(51.9)	(62.2)
Free cash flow	1,219.6	1,094.0	1,012.7

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

The following table is an analysis of net debt:

	2013 £m	2012 £m	2011 £m
Debt financing	(4,462.0)	(4,766.5)	(4,411.4)
Cash and short-term deposits	2,221.6	1,945.3	1,946.6
Net debt	(2,240.4)	(2,821.2)	(2,464.8)

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

The goodwill impairment review is undertaken annually on 30 September. Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations.

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

•

After the projection period, there is an assumed annual long-term growth rate of 3.0% (2012: 3.0%), with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was calculated using a pre-tax discount rate of 9.5% (2012: 9.5%).

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2013, operating profit includes credits totaling £19.9 million (2012: £19.8 million, 2011: £14.0 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2012.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2013.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of pension plans. As a result, these plans generally have an ageing membership population. In accordance with IAS 19 (amended), the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £246.6 million at 31 December 2013, compared to £334.3 million at 31 December 2012. The decrease in the deficit is primarily due to higher discount rates as a result of an increase in high-quality corporate bond yields and actions taken by WPP to curtail and settle plans.

There are a number of areas in the pension accounting that involve judgements made by management. These include establishing the discount rates, rate of increase in salaries and pensions in payment, inflation and mortality assumptions.

Most of the Group’s pension plan assets are held by its plans in the UK and North America. Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset class risk.

Management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2013, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.9	20.5	24.1	20.6	19.3
Current pensioners (at age 65) – female	23.9	22.7	25.4	23.6	24.7
Future pensioners (current age 45) – male	24.1	22.6	26.2	23.0	19.3
Future pensioners (current age 45) – female	25.9	24.6	27.6	25.5	24.7
[1] Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2013, the effect on the year-end 2013 plan liabilities would be a decrease or increase of approximately £28 million and £30 million, respectively. A sensitivity analysis for each significant actuarial assumption is shown in note 23 on page F-30.

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2013 no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £4,680.2 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Philip Lader, Age 68: Non-executive chairman. Philip Lader was appointed chairman of WPP in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served as a member of the US President’s Cabinet, White House Deputy Chief of Staff and Deputy Director of the Office of Management & Budget. Before entering government service, he was executive vice president of the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a senior advisor to Morgan Stanley, a director of Marathon Oil, Rusal and AES Corporations, a trustee of RAND Corporation, the Smithsonian Museum of American History and the Atlantic Council, and a member of the Council on Foreign Relations.

Sir Martin Sorrell, Age 69: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.

Paul Richardson, Age 56: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability.

He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of STW Communications Group Limited in Australia, which is a company associated with the Group.

Mark Read, Age 47: Chief executive, WPP Digital. Mark Read was appointed a director in March 2005. He is chief executive of WPP Digital and was WPP’s director of strategy from 2002 to 2011. He is a director of CHI&Partners. He worked at WPP between 1989 and 1995 in both parent company and operating company roles. Prior to rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton and founded and developed the company WebRewards in the UK. He is a trustee of the Natural History Museum Development Trust.

Roger Agnelli, Age 54: Non-executive director. Roger Agnelli was appointed a non-executive director of WPP on 13 May 2013. He is the founding partner and CEO of AGN Holding, a Brazilian company focused on mining, logistics and bioenergy in Brazil, Latin America and Africa. He is also the chairman of B&A, a joint venture between BTG Pactual and AGN, focused on the exploration and development of fertilizer, iron ore and copper assets. He was CEO and president of VALE from July 2001 to May 2011. He was vice president of ANBID (Brazil’s National Association of Investment Banks) and member of the International Advisory Committee of the New York Stock Exchange (NYSE). He has served on the board of directors of CPFL, Rio Grande Energia, Serra da Mesa Energia and VCB Energia in Brazil and Duke Energy in the US; in oil and gas, Petrobras and Suzano Petroquímica in Brazil and Spectra Energy in the US; in steel, CSN and LATASA; in automotive and auto parts, Mahle Metal Leve; in home appliances, Brasmotor and in cable TV, UGB Participações. In September 2010, he joined the International Business Leaders Advisory Council (IBLAC) to the Mayor of Shanghai. He has served on the International Advisory Council of South Africa to the President Thabo Mbeki. He has been a member of the board of directors of ABB Ltd since 2002 and of the International Advisory Council to the President of Mozambique, Dr Armando Guebuza. In addition, he is a member of Anadarko’s Global Advisory Board and McKinsey International Advisory Council. He is a member of the International Expert Advisory Board of the Sultanate of Oman. In Brazil, he is a member of the Strategic Advisory Council of FIESP (Federation of Industries of the State of São Paulo) and honorary director of ACRJ (Commercial Association of Rio de Janeiro).

Jacques Aigrain, Age 59: Non-executive director. Dr. Jacques Aigrain was appointed a non-executive director of WPP on 13 May 2013. He is currently chairman of LCH.Clearnet Group Limited. He was CEO of Swiss Re from 2006 to 2009, and prior to that, he spent 20 years with JP Morgan Chase in New York, London and Paris. In addition, he is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of Lyondell Bassell NV, Deutsche Lufthansa AG and its subsidiary, Swiss International Airlines AG. He is also an advisory director of the Qatar Financial Centre Authority and a Senior Advisor to Warburg Pincus. He is a dual French and Swiss citizen. He holds a PhD in Economics from Sorbonne University, and a MA degree in Economics from Paris Dauphine University.

Charlene Begley, Age 47: Non-executive director. Charlene T Begley was appointed a non-executive director of WPP on 1 December 2013. Most recently, Ms Begley served as a Senior Vice President of General Electric Company and the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company. In this role, she had responsibility for $9 billion of revenue with the GE Appliances, Lighting and Intelligent Platforms businesses, as well as served as the company’s Chief Information Officer and led the Sourcing Council and Corporate Leadership Staff. As CIO, she managed a budget of $3.7 billion and led 10,000 IT professionals with a strong focus on business process excellence, simplification, collaboration and security and compliance. Over her career at GE, she served as President and Chief Executive Officer of GE Enterprise Solutions, GE Plastics, and GE Transportation. In addition, she led GE’s Corporate Audit Staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms Begley currently serves as a non-executive director of NASDAQ OMX. Ms Begley was a director of Morpho Detection, Inc. and GE Fanuc JV. She also served on the board of the National Association of Manufacturers and the Business Advisory Council at the University of Vermont. She was recognized as a Young Global leader on the World Economic Forum and Fortune’s “Most Powerful Women in Business.” Ms Begley graduated Magna Cum Laude from the University of Vermont in 1988 with a B.S. Degree in Business Administration.

Colin Day, Age 59: Non-executive director. Colin Day was appointed a non-executive director of WPP in July 2005. He is the Chief Executive of Essentra plc and a non-executive director of Amec and FM Global. He was the group finance director of Reckitt Benckiser plc until April 2011, having been appointed to its board in September 2000. Previously he has been group finance director of Aegis Group plc and held a number of senior finance positions with the ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until September 2005 and Cadbury plc until 2010.

Esther Dyson, Age 62: Non-executive director. Esther Dyson was appointed a director of WPP in 1999. She is the founder of HICCup (Health Initiative Coordinating Council, hiccup.co), a non-profit dedicated to the production of health as opposed to care for the unhealthy. In 2004, she sold her business, EDventure Holdings, to CNET Networks, the US-based interactive media company now owned by CBS. She left CNET at the end of 2006 and now operates as an independent investor and writer, again under the name EDventure. She has been highly influential for the past 30 years on the basis of her insights into online/information technology markets and their commercial/social impact worldwide, including the emerging markets of Central & Eastern Europe, Asia and Africa. An active investor as well as an analyst/observer, she participated in the sale of Flickr to Yahoo!, of Medstory and Powerset to Microsoft, and of Vizu to Nielsen, among others. She sits on the boards of Russia’s leading search company Yandex (YNDX) and outsourcing company Luxoft (LXFT), and also of non-listed start-ups including 23andMe, Eventful.com, Meetup, NewspaperDirect (Canada), PA Consulting (UK), Voxiva (US) and XCOR Aerospace (US). Her current investments include Evernote, Gridpoint, LinkedIn, Nomanini, Omada Health, Space Adventures and Square. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government, and writes a monthly column for Project Syndicate (http://www.project-syndicate.org/contributor/esther-dyson) which is distributed worldwide.

Orit Gadiesh, Age 63: Non-executive director. Orit Gadiesh was appointed a director in April 2004. She is chairman of Bain & Company Inc., and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School, was a Baker Scholar and was also presented the Brown Award. Ms Gadiesh is a member of the Foundation Board for the World Economic Forum as well as a member of the International Business Council of the World Economic Forum. She is on the Board of Directors of The Peres Institute for Peace, sits on the International

Advisory Board of The Atlantic Council of the United States, and the Advisory Board for the British-American Business Council. She is the Chairman of the International Business Leaders’ Advisory Council for the Mayor of Shanghai (IBLAC) and sits on the International Advisory Board at HEC School of Management in France.

Dr John Hood, Age 62: Non-executive director. Dr John Hood was appointed a director on 1 January 2014. An international education and business leader, he was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In his native New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as non-executive director of Fonterra Co-operative Group, ASB Bank Ltd, and other companies. He currently serves as Chairman of URENCO Ltd and of Study Group Ltd, as a non-executive director of BG Group plc, as President of the Robertson Foundation and as Chairman of Rhodes Trust. Dr Hood earned his PhD in Civil Engineering from the University of Auckland and then won a Rhodes Scholarship to Oxford, where he was awarded an MPhil in Management Studies.

Ruigang Li, Age 44: Non-executive director. Ruigang Li was appointed a director of WPP in October 2010. He is Founding Chairman of CMC Capital Partners (CMC), China’s first and most prestigious Media and Entertainment dedicated private equity fund. Through Li’s chairmanship, CMC acquired the controlling stake of former News Corporation’s China assets – Star China, together with the management team. CMC has also invested in Oriental DreamWorks – a joint venture with DreamWorks Animation; TVBC – a joint venture with leading Chinese language TV content provider and broadcaster TVB, and China’s largest TV shopping company OCJ, all of which are of profound significance in China and beyond. CMC also leads China’s highly eye-catching urban leisure and entertainment destination – the Dream Center in Shanghai through a multi-party international partnership. Li is also the Chairman of Shanghai Media Group (SMG), which he led as the CEO for 10 years and grew it into China’s second largest media conglomerate with the most diversified media assets of national reach.

Daniela Riccardi, Age 54: Non-executive director. Daniela Riccardi was appointed a director on 12 September 2013. A prominent FMCG, retail-and-fashion products executive, she is Chief Executive Officer of Baccarat, the international luxury goods company, and was Chief Executive Officer of Diesel Group, the innovative fashion business. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, with 7,000 employees, and Vice President-General Manager for Eastern Europe & Russia. Ms Riccardi is a Magna Cum Laude graduate in Political Science and International Studies at Sapienza University of Rome and completed a Fellowship in Marketing at Yale University.

Jeffrey A. Rosen, Age 66: Non-executive director. Jeffrey Rosen was appointed a director of WPP in December 2004. He is a deputy chairman and managing director of Lazard with over 40 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Nicole Seligman, Age 58: Non-executive director. Nicole Seligman was appointed a director on 1 January 2014. A senior Sony executive since 2001, she is Executive Vice President and General Counsel of Sony Corporation and President of Sony Corporation of America. Previously, as a partner in the Washington law firm of Williams & Connolly, she counselled a wide range of clients, including major media companies, on complex litigation and commercial matters. She was a law clerk for US Supreme Court Justice Thurgood Marshall and was associate editorial page editor for the Asian Wall Street Journal. She was a Magna Cum Laude graduate of both Harvard College and Harvard Law School.

Hugo Shong, Age 58: Non-executive director. Hugo Shong was appointed a director on 13 May 2013. He is the executive vice president of International Data Group (IDG), a private technology media, research and events company, and president of IDG Asia/China. He joined IDG in 1991 as an associate to IDG’s founder and chairman, Patrick J. McGovern, for Asian business development after working for three years as a reporter and editor at Electronic Business and Electronic Business Asia magazine, where he launched over 40 magazines and newspapers in Asian countries, such as PC World Vietnam, the Chinese editions of NetworkWorld, Electronic Products, Cosmopolitan, Harper’s Bazaar, National Geographic, FHM and Men’s Health. In 1993, he helped IDG to set up the first technology venture fund in China, IDG Capital Partners, which now has $3.8 billion under management and an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip and Soufun. He currently serves on the boards of China Jiuhao Health Industry Corp, which focuses on health maintenance and retirement community projects in China, and Mei Ah Entertainment Group, an entertainment company with interests in television, film and theatre listed on the Hong Kong Stock Exchange. Hugo has been a member of the board of trustees of Boston University since 2005. After completing his undergraduate studies at Hunan University, he attended the Chinese Academy of Social Sciences and earned a Master of Science from Boston University in 1987. He conducted graduate studies at the Fletcher School of Law and Diplomacy and has also completed the Advanced Management Program at Harvard Business School.

Timothy A. Shriver, Age 54: Non-executive director. Tim Shriver was appointed a director of WPP in August 2007. He is a social leader, educator, activist, film producer and business entrepreneur. As Chairman and CEO of Special Olympics, he serves nearly four million Special Olympic athletes in 180 countries all working to promote health, education, and unity through the joy of sports. Before joining Special Olympics in 1995, he was (and remains) a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social and Emotional Learning (CASEL), the leading research organisation in the field of social and emotional learning. He is a member of the Council on Foreign Relations. He chairs the board of Lovin’ Scoopful a cause-related consumer products brand specialising in ice cream that ‘loves you as much as you love it’.

Sally Susman, Age 52: Non-executive director. Sally Susman was appointed a director on 13 May 2013. She is currently executive vice president, Corporate Affairs for Pfizer, the world’s largest biopharmaceutical company. Sally also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, she was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She also held several senior corporate affairs posts at American Express, working in both London and the US. She started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce. She serves on the board of the International Rescue Committee and the US Department of State’s International Council on Women’s Business Leadership. Sally holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.

Sol Trujillo, Age 62: Non-executive director. Sol Trujillo was appointed a director of WPP in October 2010. He is an international business executive with three decades’ experience as CEO of large market cap global companies in the US, the EU and Asia Pacific, including US West (now CenturyLink), Orange (now France Telecom) and Telstra, the Australian communications company. A digital pioneer operating in the telecommunications, technology, and media space, he has been a long-time champion of high-speed broadband and a pioneer and innovator of smartphone and the mobile internet to stimulate productivity and innovation across all sectors of the economy. He has managed operations in more than 25 countries – including developed and emerging markets from the EU and North America to China, South Asia, Africa and the Middle East. He currently sits on corporate boards in the US, EU and China – including Western Union and ProAmerica Bank in the US and in Asia, Silk Road Technologies in China, where he is Board chairman. In the public sector, Mr Trujillo served as trade policy advisor to the Clinton and Bush administrations and remains active on public policy issues related to immigration, trade, productivity and fiscal affairs.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Review of Compensation

This year’s Compensation Committee Report has been drafted with the new UK remuneration reporting regulations in mind. The Report therefore comprises three parts: this summary of the key events that occurred in 2013, the Executive Remuneration Policy, and an Implementation Report. The latter two will be put to share owners at the forthcoming Annual General Meeting (AGM) for approval.

Summary of key events in 2013

Key changes in 2013

Following an extensive consultation program with share owners during 2012 and 2013, the Compensation Committee implemented a revised remuneration package for the Group chief executive, partly in 2012 and fully in 2013. At the beginning of 2013, the base salary and pension allowance of the Group chief executive were reduced in line with the amended policy, as was advised to share owners in the last Annual Report. A new long-term incentive plan, the Executive Performance Share Plan (EPSP), was approved by share owners at the 2013 AGM. The first awards under that plan were made in June 2013. These awards have a five-year performance period, with performance being assessed using stretching targets over Total Share Owner Return (TSR), Earnings Per Share (EPS) and Return On Equity (ROE) measures. These substantial revisions to WPP’s remuneration policy resulted in a materially increased level of support from our share owners and the advisory bodies, as demonstrated by the share owner vote in favour of the Compensation Committee report at the 2013 AGM.

In July 2013, the Compensation Committee undertook the review of the pay packages of the Group financial director and the Chief executive of WPP Digital, whose pay packages were previously reviewed in January 2011. These 2013 reviews resulted in modest increases to base salary and fees of 1.8% and 3.5% respectively and in the case of the Chief executive of WPP Digital, a modest increase in his pension allowance to 15% of base salary and fees in order to align his position with that of other UK executives. Employees across the Group who were subject to a salary review received an average annual salary increase of approximately 3%.

In drafting the Executive Remuneration Policy, the Compensation Committee has maintained the structure of compensation as discussed extensively with share owners in 2012 and 2013 and implemented in 2013. An addition for 2014 is the inclusion of a recruitment policy, as set out in the new UK remuneration reporting regulations. This recruitment policy, found in Item 6C, has been drafted while taking into consideration input received from share owners last year. The policy represents a lower level of incentive opportunity than that provided to the incumbent Group chief executive, while seeking to retain the flexibility required to recruit talent of the level necessary to run such a complex global group.

Pay for performance in 2013

In 2013, the operational performance of the Group was strong, with like-for-like revenue growth of 3.5% and headline PBT growth of almost 11%. In addition, the last year has seen very strong share price growth and a considerable increase in TSR. The share price increased 55% from 888p at the end of 2012 to 1,380p at the end of 2013, versus a 14% gain in the FTSE 100 from 5,898 to 6,749, reflecting a high level of investor confidence in the Group’s future prospects.

The annual bonuses awarded to the executive directors for 2013, of which 70% is based on financial performance, take into account not only the impressive performance of the Group but also the stretching targets set by the committee. The executive directors’ bonus awards average 143% of target. Half of the annual bonus is paid in cash and half in deferred shares which vest in 2016, thereby reinforcing the alignment of the executive directors’ interests with those of share owners.

WPP was an early adopter of long-term incentives that measure performance over the longer five-year period. Each of the three Leadership Equity Acquisition Plan (LEAP) plans and the replacement plan, the EPSP, are based upon a five-year performance period. In addition, participation in the LEAP plans has required executives to commit shares that could be matched, up to five times, dependent upon the Group’s performance over the five-year period. The long-term incentive awards that were granted in 2009 under LEAP III vested in February 2014. The share price and relative TSR performance over the performance period of the 2009 LEAP award cycle has resulted in awards vesting at 87% of maximum. While the level of vesting will undoubtedly attract public attention, the close relationship between WPP’s pay and performance is again demonstrated by the considerable value that has been created for share owners during that period. Indeed, over the five years from 1 January 2009 to 31 December 2013, the share price increased by 243%, which translates to 28% per annum on a compound basis. WPP’s TSR of more than 241%, averaged over six months at the start and end of the investment and performance period in accordance with the plan rules, ranks the Company in the top decile of the FTSE 100 over the same period.

Compensation and policy issues for 2014

There are no planned changes to the way in which the Executive Remuneration Policy will be implemented in 2014. For the executive directors, base salaries and fees will be unchanged as will annual bonus opportunity and EPSP award levels. The committee has undertaken its regular review of measures and has set new targets for the 2014 annual bonus. The impact of the proposed merger between Publicis and Omnicom on the LEAP and EPSP TSR peer groups will be considered on completion of the transaction (a date for which is yet to be confirmed); details of the impact on the LEAP and EPSP comparator group and TSR calculation approach will be confirmed in next year’s Compensation Committee Report. The nature of benefits provided in 2014 will also be unchanged, although the value may be higher or lower depending upon individual circumstances during the year. The fees for the current chairman and non-executive directors will also be unchanged.

How we have performed

[1]	The calculation of headline PBIT is set out in note 31 of the financial statements
[2]	Growth in the value of a hypothetical £100 holding over 20 years. TSR calculated using a three-month rolling average in common currency. Source: DataStream

The above graphs compare WPP’s 20-year TSR performance relative to our primary peers and the major indices in both the US and Europe. Over this period, a £100 investment in January 1994 in WPP ADRs would be worth £1,940 in January 2014 and a £100 investment in January 1994 in WPP ordinary shares would be worth £1,898 in January 2014, with both investments out-performing our competitors and the local indices. An identical investment in either the S&P 500 or the FTSE 100 would be worth £518 or £413 respectively.

How much the executive directors earned in 2013

2013 executive directors total remuneration received

Executive Remuneration Policy

The Compensation Committee presents the Executive Remuneration Policy, which will be put to share owners for approval at the Annual General Meeting (Resolution 4). This policy is intended to comply with the UK Companies Act 2006 despite the fact WPP plc is a Jersey incorporated company and therefore not subject to that legislation (or the associated regulations). The policy will take effect immediately following the AGM and is consistent with the arrangements in place from the start of the 2014 financial year. It is the intention of the committee that this policy will be in effect for three years from the date of approval and subject to periodic review during its operation to ensure it continues to align with the Company’s mission statement and business objectives.

The report that follows is split into a number of sections, which in summary are as follows:

•	Details of the contextual information that the committee considers when setting, reviewing and implementing the directors’ pay policy Pages 42-43

•	An Executive Remuneration Policy table for the executive directors Pages 43-49

•	A summary of other executive director policies that relate to compensation; Pages 51-52, 67-70

•	An Executive Remuneration Policy table for the chairman and non-executive directors; Page 52

•	A summary of other non-executive director policies that relate to compensation Page 70

WPP’s compensation philosophy

Our mission statement and our six business objectives shape our compensation philosophy. Broadly, our Executive Remuneration Policy is determined by three guiding principles:

•	performance driven reward;

•	competitiveness; and

•	alignment with share owner interests.

Specifically, our six business objectives (as set out on pages 15-16) are reflected in the design of our compensation plans as set out below:

WPP’s six business objectives		Alignment with compensation structure
1	Continue to improve operating margins on revenue and gross profit	Short-term incentive measure for the Group chief executive and Group finance director
2	Increase flexibility in the cost structure	Short-term incentive measure for the Group finance director
3	Use free cash flow to enhance share owner value and improve return on capital	TSR, EPS growth and average ROE are long-term incentive measures for the executive directors
4	Continue to develop the value added by the parent company	Short-term incentive measures (parent company-led efficiency projects) for the Group finance director
5	Emphasise revenue growth more as margins improve	Short-term incentive measures for the Group chief executive and Group finance director (Group) and Chief executive, WPP Digital (Digital)
6	Improve still further the creative capabilities and reputation of all our businesses	Short-term incentive measure for the Group chief executive

The Executive Remuneration Policy is designed to attract and retain the best-in-class talent. The policy looks to incentivise the directors to develop the skills of the Group’s employees in order to consistently exceed our clients’ expectations. The policy’s objective is to drive and reward sustainable and exceptional performance, thereby producing long-term value for share owners. In applying this policy, the committee takes into account the pay and conditions elsewhere in the Group, which in turn are informed by general market conditions and internal factors such as the performance of the Group or relevant business unit.

Considerations taken into account when setting our Executive Remuneration Policy

Employment conditions at WPP

When reviewing changes to the compensation levels for the directors, the committee considers any changes in light of the increases awarded across the Group over a relevant period of time, in conjunction with the other factors set out in the policy table. The committee did not consult employees when drawing up this Executive Remuneration Policy.

Share owner views

WPP continues to engage openly with share owners and institutional investors to discuss matters relating to compensation. The feedback received during these conversations is valuable and is among the factors that inform the decisions made by the committee.

During 2013, the committee consulted with share owners on the design of the EPSP. The selection of performance measures took account of the feedback received (as detailed on page 40). More generally, formal and informal share owner feedback has been used by the committee when drafting this Executive Remuneration Policy.

Glossary

The following are acronyms used throughout the policy:

Acronym	Definition
DEPs	Dividend Equivalent Payments
DSUs	Deferred Stock Units
EPSP	Executive Performance Share Plan – long-term incentive plan introduced in 2013
ESA	Executive Share Award – the part of the STIP that is deferred into shares
ExSOP	Executive Stock Option Plan
Good Leaver	Broadly, when an individual is dismissed other than for cause (the particular meaning applicable to each share plan can be found in the relevant rules)
LEAP	Leadership Equity Acquisition Plan – long-term incentive plan used to grant awards until the end of 2012
RSP	Restricted Stock Plan
STIP	Short-term Incentive Plan – the annual incentive plan comprising a cash bonus and an ESA

Executive Remuneration Policy table — executive directors

The following table sets out details of the on-going compensation elements for WPP’s executive directors.

Component and Purpose	Operation	Performance	Maximum Annual Opportunity
Fixed elements of compensation
Base salary and fees To maintain package competitiveness and reflect skills and experience.

Base salary and fee levels are reviewed every two years or following a significant change in the scope of a role.

Levels are determined by taking a number of relevant factors into account including individual and business performance, level of experience, scope of responsibility, compensation practices across the Group and the competitiveness of total compensation against both our competitors and companies of a similar size and complexity.

Company and personal performance will be taken into account during the review process.

Under normal circumstances base salary and fees will increase by no more than the local rate of inflation over the period since last review.

In the event of a promotion or a significant change in the scope of a role, or changes in sector competitive pay or the need to counter a competitive external offer, the committee may exceed this limit.

Component and Purpose	Operation	Performance			Maximum Annual Opportunity
Short-term incentives (details of how performance measures and targets are set are included in the notes to this table on page 48)

Cash bonus, Executive Share Awards (‘ESA’)

To drive the achievement of business priorities for the financial year and to motivate, retain and reward executives over the medium term, while maximising alignment with share owner interests.

Overview

The committee may invite executives to participate in the STIP under which a bonus can be made subject to performance measured over the financial year. Bonus opportunity is determined as a percentage of salary and fees.

Performance measures and targets are reviewed and set annually to ensure continuing strategic alignment. Achievement levels are determined following year-end by the committee, based on performance against targets.

Executive directors’ bonuses are delivered in the form of a cash award and a deferred share award (ESA), the latter constituting at least 50% of the total bonus achieved. The ESA will vest after a minimum of two years subject to continued employment, together with additional shares in respect of accrued dividends.

Judgement

The committee will use its judgement to set the performance measures and targets annually.

Malus provisions (ESA)

The committee has the ability to reduce any unvested ESA in certain situations, including when fraud or a material misstatement has affected the level of any performance-related remuneration.

70% subject to financial performance, either at a Group and/or divisional level depending on the role.

30% subject to personal objectives linked to the strategy of WPP or the relevant business area.

The committee will use its judgement in assessing performance relative to targets and expectations communicated at the start of the year and will consider unforeseen factors that may have impacted performance during the period.

Vesting schedule

The following table sets out the level of bonus payable for threshold and target performance as a percentage of maximum. Vesting operates on a straight-line basis between these points.

Group chief executive: 435% of base salary and fees.

Other executive directors: 300% of base salary and fees.

The value of any accrued dividends will vary depending on the size of the ESA awarded, dividends declared and share price over the deferral period.

			Threshold	Target (as percentage of maximum)

		Sir Martin Sorrell	0%	50%

		Other executive directors	0%	67%

Component and Purpose	Operation	Performance	Maximum Annual Opportunity
Long-term incentives (details of how performance measures and targets are set are included in the notes to this table on page 48)
Executive Performance Share Plan (‘EPSP’) To incentivise long-term performance and to focus on long-term retention and strategic priorities, while maximising alignment with share owner interests.

Overview

Executives may receive an annual conditional award expressed as a percentage of base salary and fees. Executives may also receive an award in respect of the number of reinvested dividends proportionate to the amount of the award vesting, the dividends declared during the performance period and the share price at the time the dividend is declared. Awards will vest subject to performance, measured over a period of five consecutive financial years.

In respect of merger and acquisition activity within the peer group, the committee has an established and operated policy that TSR outcomes should not be impacted by the speculation or actuality of takeovers of peer group companies (including WPP). This policy includes a minimum listing requirement, an approach for the reinvestment of proceeds from shares of companies that delist during the performance period and parameters for companies subject to bid speculation. Details of how this policy is implemented will be disclosed each year in the relevant Annual Report.

Discretions

In accordance with the EPSP rules that were approved by share owners at the 2013 AGM, if the committee considers that there has been an exceptional event or that there have been exceptional circumstances during a performance period that have made it materially easier or harder for the Company to achieve a performance measure, the committee may adjust the extent to which an award vests to mitigate the effect of the exceptional event or circumstances.

Malus provisions

The committee has the ability to reduce any unvested EPSP award in certain situations, including when fraud or a material misstatement has affected the level of any performance-related remuneration.

One-third relative TSR

One-third headline EPS growth

One-third average ROE

All measures are assessed independently of each other.

TSR is measured on a market-capitalisation weighted basis against a peer group of business competitors that are selected according to size and relevance. This peer group is reviewed annually at the start of each cycle to ensure it remains robust, appropriate and relevant in light of WPP’s business mix. Half of the TSR element is measured on a local currency basis, half on a common currency basis.

EPS is defined as WPP’s headline, fully diluted, earnings per share. The EPS performance is calculated by taking the aggregate EPS over the performance period and calculating the compound annual growth from the financial year preceding the start of the period.

ROE is calculated as fully diluted EPS divided by the average balance sheet per share value of share owners’ equity during the year.

Vesting schedule

Awards will vest on a straight-line basis from 20% for threshold performance and 100% for maximum performance.

Conditional awards:

Plan maximum: 9.75 times base salary and fees.

Group chief executive: 9.75 times base salary and fees.

Other directors: four times base salary and fees.

The value of accrued dividends will vary depending on the level of vesting, dividends declared and share price over the performance period.

Component and Purpose	Operation	Performance			Maximum Annual Opportunity
Long-term incentives (legacy plans with unvested awards)

Leadership Equity

Acquisition Plan III

(‘LEAP III’)

To incentivise long-term performance and to focus on long-term retention and strategic priorities, while maximising alignment with share owner interests.

Overview

Executives were invited to participate in the plan annually by the committee. In order to participate, individuals must have committed to hold an investment level in WPP shares which is determined by the committee, subject to an overall maximum, and must be held for the full five-year performance period. Investment levels were determined by the committee, subject to an overall maximum. A final number of matching shares will be awarded, proportionate to the investment, dependent on the performance of WPP. Executives may also receive an award in respect of the number of reinvested dividends proportionate to the amount of the award vesting, the dividends declared during the performance period and the share price at the time the dividend is declared. The Plan was closed to the grant of new awards at 31 December 2012.

Discretions

Following the end of the performance period, the committee undertakes a ‘fairness review’ to determine whether any exceptional events have impacted the outcome and that the resulting match is in line with financial performance relative to the comparator group and the underlying financial performance of the Group. Merger and acquisition activity will be treated in accordance with the policy set out under the EPSP above.

Malus provisions

The committee has the ability to reduce any unvested LEAP III award in certain situations, including when fraud or a material misstatement has affected the level of any performance-related remuneration.

100% relative TSR measured on a market-capitalisation weighted, common currency basis.

Vesting schedule

The following table sets out the level of award that will vest for threshold and target performance as a percentage of maximum.

The following maximum levels applied at the time of grant. No further awards can be granted under LEAP III, and none have been made since 2012.

Investment: one times an executive director’s total target earnings (base salary and fees plus target bonus).

Award: Five times an executive director’s investment.

The value of accrued dividends will vary depending on the level of vesting, dividends declared and share price over the investment and performance period.

			Threshold	Maximum

		All executive directors	30%	100%

		To achieve threshold vesting WPP must outperform at least 50% of the market-cap weighted peer group; to achieve maximum vesting WPP must outperform at least 90% of the market-cap weighted peer group.

Component and Purpose	Operation	Performance	Maximum Annual Opportunity
Other items in the nature of compensation

Dividend Equivalent Payments (‘DEPs’) on the DSUs

To ensure that Sir Martin Sorrell receives an amount equal to the dividends that would be payable if he had taken receipt of and retained the shares underlying the DSUs.

	The Company has previously received share owner approval to allow Sir Martin Sorrell to defer receipt of the DSUs. The Company makes a cash payment to Sir Martin Sorrell of an amount equal to the dividends that would have been due on the shares comprising the DSUs.	No longer subject to a performance requirement as this was assessed at the point of vesting in 1999.	The value of any accrued dividends will vary depending on the dividends declared during the deferral period.
Benefits To enable the executive to undertake their role by ensuring their well-being and security.

The following benefits are payable in relation to travel and the dual headquarter split between the UK and the US to some/all of the executive directors. The provision of these benefits reflects external competitive practice, the complex nature of the Group and the significant amount of time spent travelling by the executives.

The typical benefits that executive directors receive may include a car and/or car allowance plus the use of a driver as required; medical, life and disability insurance; accommodation allowance in lieu of hotel expenses; tax and legal advice; home office support; club memberships deemed necessary for the role; and spousal travel.

Other benefits, such as those linked to the relocation of an executive, may be provided depending on the prevailing circumstances.

		Not applicable.	Set at a level that the committee feels is required in order for the executive to carry out their role. The maximum payable will not significantly exceed the payments made in 2013, although the committee may pay more than this if the cost of providing the same benefits increases, or if the executive relocates.
Pension To enable provision for personal and dependant retirement benefits.	Pension is provided by way of contribution to a defined contribution arrangement, or a cash allowance, determined as a percentage of base salary and fees.	Not applicable.	Group chief executive: 40% of base salary and fees. Other executive directors: 30% of base salary and fees.

Notes to the policy table

Plan rules

Copies of the various plan rules are available for inspection at the Company’s registered office and head office. The Executive Remuneration Policy table provides a summary of the key provisions relating to their ongoing operation. The committee has the authority to ensure that any awards being granted, vested or lapsed are treated in accordance with the plan rules which are more extensive than the summary set out in the table.

Selection of performance measures

STIP

Performance measures are selected by the committee on the basis of their alignment to Group strategy and are the key measures to oversee the operation of the business. Measures are reviewed annually by the committee taking into account business performance and priorities.

EPSP

EPS growth is a measure that is important for both management and our share owners, capturing growth in revenue and earnings. ROE is similarly important, and provides a positive counterbalance and risk management mechanism through the focus on both growth and capital efficiencies. With the inclusion of relative TSR, the plan also takes account of share owner views of how WPP has performed relative to the companies in the peer group.

Calibration of performance targets

STIP

The performance targets for the STIP are set to incentivise year-on-year growth and to reward strong, sustainable performance. Strategic targets are based upon the annual business priorities. The committee is of the view that the targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. The committee will disclose those targets at the end of the relevant performance period in that year’s Annual Report, if those targets are no longer commercially sensitive.

EPSP

Operational targets under the EPSP are set taking into account a combination of factors, but primarily internal forecasts, analysts’ expectations (albeit, the period over which analysts forecast is generally shorter than the five year performance period) and historical performance relative to budgets.

Relative TSR targets are set to ensure they are more stretching than UK norms and require out-performance of our peers at median before any reward is triggered.

Cascade to WPP Group pay policy

As well as setting the policy for the executive directors, the Compensation Committee is also responsible for reviewing the policy for the most senior people at WPP outside the Board.

Compensation packages for these individuals are normally reviewed every 18-24 months. As with the Executive Remuneration Policy, the WPP Group pay policy ensures a clear and direct link between the performance of the Group or relevant operating company and compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of the interests of share owners and senior individuals within the Group, but also enables the Group to attract, retain and motivate the talented people upon whom our success depends.

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

Across the workforce more broadly, many employees participate in bonus and commission plans based on the performance of their employing company. In addition, where locally competitive, employees are provided with company-sponsored pension plans and life assurance plans and a range of other benefits. In addition to these compensation elements, the Company also uses share-based compensation across the workforce to incentivise, retain and recruit talent which encourages a strong ownership culture among employees. The main share plans are described below.

Restricted Stock Plan

The RSP is used to satisfy awards under the short-term incentive plans (including ESAs) as well as to grant awards to management under the WPP Leaders, Partners and High Potential program. In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group. Executive directors are eligible to receive ESAs under the RSP but ineligible to participate in any other aspect of the management share award program.

Executive Stock Option Plan

The ExSOP is used to make special grants of options in order to attract or retain key talent. Awards are made infrequently and executive directors are ineligible to participate, other than in a recruitment situation (see page 68).

All-employee plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. Executive directors and management in receipt of other share awards are ineligible to participate in this plan.

How do these pay policies affect potential compensation packages?

These graphs seek to demonstrate how pay varies with performance. The graphs are reflective of the current pay policy as summarised in the Executive Remuneration Policy table set out on pages 43 to 47.

The graphs are informed by three performance scenarios and these, along with the assumptions used, are summarised on page 51.

Fixed elements	Consists of base salary and fees, benefits (including DEPs) and pension
	Base salary and fees reflect current levels (which are unchanged from FY2013)
	Benefits and DEPs are consistent with the single figure table for FY2013
	Pension reflects current levels (which are unchanged from FY2013)
	£000	Base salary & fees	Benefits (inc. DEPs)	Pension	Total fixed

	Sir Martin Sorrell	1,150	1,451	40%	3,061

	Paul Richardson	704	107	30%	1,022

	Mark Read	440	11	15%	517

Short-term incentives	On-plan scenario assumes target bonus is paid
	Maximum scenario assumes the full bonus is paid
	% of salary and fees	Below threshold	On-plan		Maximum

	Sir Martin Sorrell	0%	217.5%		435%

	Paul Richardson	0%	200%		300%

	Mark Read	0%	134%		200%

Long-term incentives	On-plan scenario assumes threshold vesting of an award at the current policy level
	Maximum scenario assumes full vesting of an award at the current policy level
	% of salary and fees	Below threshold	On-plan		Maximum

	Sir Martin Sorrell	0%	195%		974%

	Paul Richardson	0%	80%		400%

	Mark Read	0%	40%		200%

Other executive director policies

Legacy share awards and obligations

Under the Executive Remuneration Policy, outstanding awards under LEAP III, the long-term incentive plan that pre-dated the EPSP, and Sir Martin Sorrell’s deferred awards will be paid in accordance with the terms agreed at the time and set out in previous Compensation Committee reports. The key terms of Sir Martin’s deferred awards are summarised below.

Deferred awards (Sir Martin Sorrell only)

The Company has previously received share owner approval to allow Sir Martin Sorrell to defer receipt of his UK and US 2004, 2005 and 2007 LEAP awards and the UK part of his 2006 and 2009 LEAP awards. The UK awards are options that can be exercised at any time until November 2017. The US awards will vest on the earlier of the end of Sir Martin’s employment with the Company, a change in control of the Company and 30 November 2017. Additional shares will continue to accrue in respect of dividends paid up to the point of exercise (UK) or vesting (US).

The Company has also previously received share owner approval to allow Sir Martin Sorrell to defer receipt of the UK and the US Deferred Stock Units Awards Agreements (‘DSUs’). These are the awards that originally vested in 1999, having been granted in 1995 under the Capital Investment Plan. The UK DSU is an option that can be exercised at any time until November 2017. The US DSU will vest on the earlier of the end of Sir Martin’s employment with the Company, a change in control of the Company and 30 November 2017. In accordance with share owner approval, Sir Martin Sorrell receives cash dividend equivalent payments (‘DEPs’) in respect of these deferred awards as noted in the policy table.

Share ownership guidelines

With effect from 2013, executive directors and other members of the senior management team are subject to share ownership guidelines. The implementation of these guidelines seeks to reinforce the WPP principle of alignment of management’s interests with those of share owners.

The following levels of ownership are required to be achieved by the executive directors:

% of base salary & fees
Group chief executive	600%
Group finance director	300%
Chief executive, WPP Digital and minimum for any other new executive appointed to the Board	200%

Executive directors will be permitted a period of seven years from the date of their appointment to achieve the guideline level.

In the event that an executive director fails to achieve the required levels of share ownership, the committee will decide what remedial action or penalty is appropriate. This may involve a reduction in future share awards or requiring the director to purchase shares in the market to meet the ownership guidelines.

Executive Remuneration Policy table – chairman and non-executive directors

The following table sets out details of the on-going compensation elements for WPP’s chairman and non-executive directors. No element of pay is performance-linked.

Component and Purpose	Operation	Maximum Annual Opportunity
Base fees To reflect the skills and experience and time required to undertake the role.

Fees are reviewed at least every two years and take into account the skills, experience and time required to undertake the role, as well as fee levels in similarly-sized UK companies.

The chairman and non-executive directors receive a ‘base fee’ in connection with their appointment to the Board.

An overall cap on all non-executive fees, excluding consultancy fees will apply consistent with the prevailing and share owner approved limit in the Articles of Association (which, subject to share owner approval at the AGM, will be £3m from June 2014).
Additional fees To reflect the additional time required in any additional duties for the Company.

Non-executive directors are eligible to receive additional fees in respect of serving as:

•  Senior independent director

•  Chairman of a Board Committee

•  Member of a Board Committee

•  Consultancy fees in respect of other work that falls outside the remit of their role for the Company.

An overall cap on all non-executive fees, excluding consultancy fees will apply consistent with the prevailing and share owner approved limit in the Articles of Association (which, subject to share owner approval at the AGM, will be £3m from June 2014).

Consultancy fees will be set on a discretionary basis, taking account of the nature of the role and time required.

Benefits and allowances To enable the chairman and non-executive directors to undertake their roles.

The Company will reimburse the chairman and non-executive directors for all reasonable and properly documented expenses incurred in performing their duties of office.

In the event that the reimbursement of these expenses gives rise to a personal tax liability for the chairman or non-executive director, the Company retains the discretion to meet this cost (including, where appropriate, costs in relation to tax advice and filing).

While not currently offered, the Company retains the discretion to pay additional benefits to the chairman including, but not limited to, use of car, office space and secretarial support.

Benefits and allowances for the chairman will be set at a level that the committee feels is required for the performance of the role.

Implementation Report

Statement of share owner voting

The 2013 AGM was preceded by an extensive share owner consultation process that addressed matters of concern raised by share owners in 2012. As a result of the consultation, significant changes were made to the Group chief executive’s compensation package and a new long-term incentive plan was introduced. Whilst some share owners continued to express dissatisfaction with the remuneration structure and the levels of incentive opportunity, a significant majority felt that the committee had listened to, and addressed, the concerns that had been raised previously regarding the remuneration structure and quantum, as evidenced in the material increase in share owner support of the Compensation Committee Report at the AGM last year.

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Compensation
Committee Report	725,366,040	80.58	174,811,202	19.42	900,177,242	86,651,380
To approve the EPSP	798,616,899	83.62	156,420,404	16.38	955,037,303	31,791,319

There have been no changes to the Executive Remuneration Policy, and no substantive changes to the manner of its implementation, during 2013 or planned for 2014. In light of this and the significant improvement in share owner support following the last engagement in 2012/13, the committee determined that further share owner consultation after the 2013 AGM was not required. The committee was aware, prior to the 2013 AGM, of the reasons why some share owners felt unable to support the resolution to approve the Compensation Committee Report. However, the committee considered that the revised policy was in the best interests of the Company which was subsequently corroborated by the support of a significant majority of share owners.

Directors’ remuneration

For the fiscal year ended 31 December 2013 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £46.8 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.8 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ total remuneration received

Single total figure of remuneration in 2013 and 2012

		Base salary and fees	Benefits[3]		DEPs[4]	Pension	Short-term incentives[5]	Long-term incentives[6]	Total annual remuneration
		£000	£000		£000	£000	£000	£000	£000
Sir Martin Sorrell[1,2]	2013	1,150	350		1,101	460	4,115	22,670	29,846
	2012	1,300	271	[7]	940	586	3,078	11,368	17,543	[7]
Paul Richardson[2]	2013	698	107		—	210	1,753	6,408	9,176
	2012	684	96		—	205	1,401	5,684	8,070
Mark Read	2013	433	11		—	54	800	1,698	2,996
	2012	425	3		—	43	570	1,137	2,178
[1]

As noted on page 40, effective 1 January 2013, the Group chief executive’s remuneration package was reduced with decreases to base salary, pension allowance and short- and long-term incentive opportunities.

[2]	Any US dollar amounts received in 2013 have been converted into sterling at an exchange rate of $1.5646 to £1.
[3]	Details of benefits are set out on page 55.
[4]

Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable during 2013 totalling £1,100,578 (£940,480 during 2012) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[5]

This is the aggregate amount awarded for the 2013 (and 2012) financial years’ performance. The awards are delivered equally in a deferred share bonus in the form of an ESA (which vests two years from date of grant subject to continued employment) and cash.

[6]	This is the value of the 2009 (and 2008) LEAP Awards which vested in 2014 (and 2013) following the end of the five-year performance period on 31 December 2013 (and 31 December 2012).
[7]

In this table, the value of benefits shown as having been received by Sir Martin Sorrell for 2012 is £85,259 less than was disclosed in last year’s Annual Report. This is because a non-taxable life insurance premium was included in the benefits figure disclosed in last year’s Annual Report and, following the implementation of the new UK directors’ remuneration reporting requirements, only taxable benefits should be disclosed. A corresponding adjustment has been made to the 2012 total annual remuneration figure for Sir Martin.

Fixed elements of remuneration

Base salary and fees

	Effective/review date	Contractual salary and fees 000	Base salary and fees received in 2013 000
Sir Martin Sorrell[1]	1 Jan 2013	£1,150	£1,150
Paul Richardson[2]	1 July 2013	$945 and £100	$935 and £100
Mark Read[2]	1 July 2013	£440	£433

[1]

In accordance with Sir Martin Sorrell’s contract of employment, 40% of his salary is paid in US dollars. Due to the fluctuations in the US dollar: sterling exchange rates in the year, retranslating the amounts paid at the exchange rate of $1.5646 to £1 gives a total of £1,164,817.

[2]

The amount disclosed as the base salary and fees received in 2013 for Paul Richardson and Mark Read is a combination of two contractual amounts given the increase that took place effective 1 July 2013.

Each executive director receives a fee of £100,000 in respect of their directorship of WPP plc, which is included above. Share owners will be aware that the Group chief executive’s base salary is one aspect of his overall remuneration that has been reduced following consultation in 2012/13. Effective 1 January 2013, Sir Martin Sorrell’s base salary and fee was reduced by 12% to £1.15 million.

The base salary and fees for Paul Richardson and Mark Read, which had not changed since January 2011, were reviewed and increased with effect from 1 July 2013 by 1.8% and 3.5% respectively. Employees across the Group who were subject to a salary review received an average annual salary increase of approximately 3%.

Benefits, dividend equivalent payments and pension

	2013 Benefits £000	2013 DEPs £000
Sir Martin Sorrell	350	1,101
Paul Richardson	107	—
Mark Read	11	—

The benefits shown are those provided to the executive directors that are deemed taxable in the UK (or those that would be taxable if Paul Richardson were resident in the UK). These benefits primarily include car and/or car allowance, healthcare, life assurance, long-term disability allowance, spousal travel costs and housing allowance. The table above also includes share owner-approved dividend equivalent payments of £1,100,578 (£940,480 during 2012) which are due on certain of Sir Martin Sorrell’s deferred share awards. The following table provides a breakdown of the key taxable benefits in respect of 2013:

	Car benefits £000	Healthcare £000	Spousal travel £000	Housing allowance £000	Other expenses £000
Sir Martin Sorrell	30	43	167	63	47
Paul Richardson	24	15	—	44	24
Mark Read	—	3	—	—	8

	Contractual pension	2013 Pension £000
Sir Martin Sorrell	40%	460
Paul Richardson	30%	210
Mark Read	15%	54

All pension benefits for the executive directors are provided on either a defined contribution or a cash allowance basis. Only the aggregate of base salary and fees is pensionable. As part of the alterations to the Group chief executive’s remuneration package following share owner consultation, his pension allowance was reduced to 40% with effect from 1 January 2013. Paul Richardson’s pension contribution remained unchanged at 30%. Mark Read’s pension contribution was increased from 10% to 15% with effect from 1 July 2013, aligning it with the standard level of provision for executive roles within the UK.

Variable elements of pay

Short-term incentives

The following tables summarise the measures and performance assessment by the Compensation Committee in respect of the bonus awarded for 2013. The committee has determined that the disclosure of annual performance targets on a retrospective basis would put the Company at a competitive disadvantage and that the information is commercially sensitive. However, in the spirit of the new UK remuneration reporting regulations, details of the actual performance achieved over the year are set out below, along with an indication of where this achievement sat relative to the targets which were set. All financial measures in the short-term incentive plan are calculated on a like-for-like, constant currency basis.

Short-term incentives are determined based on performance across two areas:

Financial objectives (Group or WPP Digital)	Individual strategic objectives
70%	30%

Financial and individual strategic objectives

Sir Martin Sorrell and Paul Richardson

The operational performance in the Group was very strong in 2013 and the challenging targets set by the committee in the beginning of the year were exceeded. Like-for-like Headline PBT increased by 9.7% resulting in a performance level between target and maximum. Like-for-like Headline PBT margin increased by 0.76% resulting in a performance level above the maximum and the like-for-like revenue growth of 3.5% was just above target level.

Mark Read

The performance of WPP Digital is not in the public domain and is deemed to be commercially sensitive. However, the chart below illustrates that the operational performance of WPP Digital was very strong and above the maximum level set. The revenue growth was also strong and was positioned between the target and maximum performance level.

Based on the performance set out above, the resulting bonus for each executive relating to 2013 was:

	2013 actual bonus (% of base salary and fees)					2013 actual bonus delivery (% of bonus)		2013 Short-term incentive
	Target (financial and individual strategic objectives)	Maximum (financial and individual strategic objectives)	Actual
			Financial objectives	Individual strategic objectives	Total bonus	Cash	ESA	£

Sir Martin Sorrell	217.5%	435%	252%	106%	358%	50%	50%	4,115,251
Paul Richardson	200%	300%	186%	68%	254%	50%	50%	1,752,652
Mark Read	134%	200%	132%	50%	182%	50%	50%	800,067

As noted above, 50% of the 2013 bonus is delivered in the form of shares as an Executive Share Award (‘ESA’). These will be granted during 2014 following publication of this Annual Report and will vest, subject to continued employment two years later.

Short-term incentive weightings and measures for 2014

The committee has reviewed the performance measures and weightings for 2014 to ensure continued alignment with Company strategy. While the weighting of financial objectives (70%) and individual strategic objectives (30%) will remain unchanged, the Group financial measures have been adjusted. The 2014 measures will be Headline PBT growth, Headline PBIT margin on gross profit improvement and gross profit growth. The financial objectives established for WPP Digital will be consistent with last year and the individual strategic measures will continue to focus on strategic priorities for the relevant business area.

As stated in the Executive Remuneration Policy, the committee is of the view that the targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. To the extent targets are no longer commercially sensitive, they will be disclosed at the end of the relevant performance period in that year’s Annual Report.

Long-term incentives

2009 – 2013 LEAP III awards vesting

The 2009 awards were the first granted under LEAP III. The vesting was solely dependent on WPP’s relative TSR performance measured in common currency, against a custom group of WPP’s comparators (Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom and Publicis) weighted by market capitalisation.

Over the five-year investment and performance period, WPP out-performed 82% of the weighted peer group, delivering TSR of 241%. In other words, a shareholding of £100 at the start of the period would be worth £241 at the end, including reinvested dividends.

Aegis and Arbitron, two of the comparator companies, were taken over during the investment and performance period by Dentsu and Nielsen respectively. In line with the guidelines established by the committee, the two companies remained in the comparator group as they were both listed for more than 40% of the investment and performance period. Their TSR performance was calculated assuming reinvestment into a synthetic stock of the remaining comparators with effect from the date immediately prior to which it was independently determined that the share price was unaffected by either a takeover premium or speculation.

On a relative basis, financial and operational performance was strong, consistent with the TSR outcome and no ‘exceptional events’ were identified. As a result, the committee found no reason to make any adjustment to the vesting outcome.

WPP’s TSR performance relative to the comparator group resulted in a match of 437%, equating to 87% of the maximum award.

	Number of shares vesting	Share price on vesting £	Value of match at grant price of £6.1025 £000	Value added due to share price appreciation and dividends £000	2013 Long-term incentives £000
Sir Martin Sorrell	1,777,173	12.7564	10,845	11,825	22,670
Paul Richardson	502,352	12.7564	3,066	3,342	6,408
Mark Read	133,118	12.7564	812	886	1,698

2013 EPSP awards granted

In 2013, all three executive directors, along with a select number of senior managers within the Group, were granted awards under the new long-term incentive plan that was approved by share owners at the 2013 AGM, the Executive Performance Share Plan (EPSP). The 2013 awards are subject to three equally weighted independent performance conditions, being relative TSR, EPS and ROE. Performance is measured over the five financial years starting in 2013 as follows:

Measure	Total Shareowner Return (‘TSR’)	Earnings Per Share (‘EPS’)	Return On Equity (‘ROE’)
Weight	One-third	One-third	One-third
Nature	Relative to peers	WPP growth	WPP absolute
Performance zone (threshold to maximum)	Median to upper decile	7% – 14% compound annual growth	10% – 14% average
Payout		Below threshold: 0% of element vests Threshold: 20% of element vests Maximum or above: 100% of element vests Straight-line vesting between threshold and maximum
Performance period		Five years ending on 31 December 2017

As in previous years, WPP’s TSR performance is compared to companies representing our most relevant, listed global competitors, weighted by market capitalisation. In 2013, the comparator group comprised Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom and Publicis. Subsequent to the grant of the 2013 awards, Arbitron was acquired by Nielsen and, in accordance with the guidelines established by the committee, Arbitron has been removed from the comparator group as it was listed for less than 40% of the investment and performance period. In light of feedback from share owners, TSR performance will be calculated on both a common currency and local currency basis, with each outcome weighted equally.

The following interests were awarded on 28 June 2013 at the preceding five-day average share price of £10.848 (ordinary shares) or $83.4186 (ADRs).

	Basis and level of award (% of salary and fees)	Award over	Number of interests awarded	Face value at date of grant 000
Sir Martin Sorrell	974%	Ordinary shares	1,032,540	£11,201
Paul Richardson	400%	ADRs	52,026	$4,340
Mark Read	200%	Ordinary shares	78,355	£850

Aligning pay and performance

As set out in the Executive Remuneration Policy, the committee seeks to align the variable remuneration with the key strategic priorities of WPP, therefore maximising the dynamic between pay and performance.

This dynamic is contingent upon the committee setting challenging targets each year. The following graph and table demonstrate the relation between pay and performance over the last five years for the Group chief executive.

Source: DataStream Return Index

[1]

Growth in the value of a hypothetical £100 holding in WPP ordinary shares over five years against an equivalent holding in the FTSE 100 (the broad market equity index of which WPP is a constituent)-comparison based on one month average of trading day values. Source: DataStream.

[2]	Calculated using the single figure methodology.
[3]	TSR calculated using a one-month trading day average, consistent with the data shown in the graph.
[4]	TSR calculated using a six-month averaging period, consistent with the calculation methodology under LEAP/EPSP.

Relative importance of spend on pay

The following table sets out the percentage change in total staff costs, headcount, dividends and share buy-backs.

	2013	2012	% change
Total Staff costs	£6,477.1m	£6,106.1m	+6.08%
Headcount – average over the year	117,115	114,490	+2.29%
Dividends and share buy-backs	£594.3m	£441.1m	+34.73%

Relative change in pay for the Group chief executive

As required under the new UK remuneration reporting regulations, the following table summarises the change in the Group chief executive’s base salary and fees, taxable benefits and annual bonus, compared to that of all full-time employees within the Group.

	Base salary and fees	Taxable benefits[1]	Annual bonus[2]
Group chief executive	-13.0%	+29.1%	+33.7%
All employees	+1.5%	+6.8%	+9.5%

[1]

Taking into account the worldwide structure and size of the Group, and given the need to calculate benefits on the basis that an individual is resident in the UK for tax purposes, collating data on all employees was not practicable. As a result, the population for the taxable benefits consists of UK employees only.

[2]	The annual bonus data used for the Group chief executive uses the short-term incentive figures set out on page 54.

Non-executive directors’ fees

During 2013, a review of the fees due to non-executive directors was undertaken. As a result of that review, the fees for non-executive directorship, the chairman of the Company and for membership of the Nomination and Governance Committee were increased from 1 July 2013. The fees following that review are set out below (£000).

Chairman	475
Non-executive director	70
Senior independent director	20
Chairmanship of Audit or Compensation Committee	40
Chairmanship of Nomination and Governance Committee	15
Member of Audit or Compensation Committee	20
Member of Nomination and Governance Committee	10

Non-executive directors’ total remuneration received

The single total figure of remuneration table below details fee payments received by the non-executive directors while they held a position on the Board. During both 2012 and 2013, the company met the cost (including national insurance and income tax, where relevant) of expenses that were incurred by the nonexecutive directors in performing their duties of office, in accordance with the policy set out on page 52. In 2013, the disclosable value of the expenses that would be chargeable to UK income tax totalled £131,390 (including £38,477 of national insurance and income tax, where relevant). In 2012, because all Board meetings were held outside of the UK (and therefore the non-executive directors did not incur a UK income tax liability in respect of their expenses), there is no disclosable value for that year.

	Fees £000
	2013	2012
Philip Lader	450	425
Roger Agnelli[1]	74	—
Jacques Aigrain[1]	68	—
Charlene Begley[2]	8	—
Colin Day	119	108
Esther Dyson	95	90
Orit Gadiesh	75	70
Ruigang Li	83	65
Stanley (Bud) Morten[3,6]	43	85
Koichiro Naganuma[3,5]	—	—
John Quelch[3,6]	39	71
Daniela Riccardi[4]	27	—
Jeffrey Rosen	153	145
Hugo Shong[1]	74	—
Timothy Shriver[6]	106	85
Paul Spencer[3]	53	106
Sally Susman[1]	49	—
Sol Trujillo	98	85

[1]	Appointed to the Board on 13 May 2013.
[2]	Appointed to the Board on 1 December 2013.
[3]	Stepped down from the Board on 12 June 2013.
[4]	Appointed to the Board on 12 September 2013.
[5]	Received no fees in 2013.
[6]

Fee includes additional payments for presentation, ex officio or consulting services as follows: John Quelch £6,496 (£6,218 in 2012), Stanley Morten £10,000 (£20,000 in 2012) and Tim Shriver £13,428 (nil in 2012).

No payments for loss of office were due to those non-executive directors that stepped down during the year.

Past directors

During 2013, payments were made to past directors who continued to provide advisory services to the Company. Payments were made to Stanley (Bud) Morten and John Quelch after they stepped down from the Board in June 2013. A payment of £40,396 was made to Mr Morten in respect of advisory services provided to the WPP Group. A payment of £55,137 was made to Mr Quelch in respect of educational presentations he gave to companies within the WPP Group and also due to advisory services provided to the WPP Group. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enables the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector.

Outstanding share-based awards

In the interests of transparency, the following tables summarise all unexercised share options and share-based awards either vesting in the year or subject to ongoing performance conditions.

Executive Share Awards (ESA) held by executive directors

All Executive Share Awards made under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include the 2013 ESAs as these will not be granted until after publication of the Annual Report. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

			Grant date	Share/ADR price on grant date	No. of shares/ADRs granted[4]	Face value on grant date[3] 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Share/ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2009 ESA		04.05.10	£6.7775	80,560	£546	5,510	86,070	01.05.13	£10.6485	£917
	2010 ESA		31.03.11	£7.6825	123,657	£950	7,421	131,078	01.05.13	£10.6485	£1,396
	2011 ESA		30.04.12	£8.3325	360,396	£3,003	—	—	06.03.14	—	—
	2012 ESA	[1]	30.05.13	£11.6450	132,139	£1,539	—	—	06.03.15	—	—
Paul Richardson[2]	2009 ESA		04.05.10	$51.5900	11,813	$609	826	12,639	06.03.13	$80.9678	$1,023
	2010 ESA		31.03.11	$61.7600	19,121	$1,181	1,173	20,294	06.03.13	$80.9678	$1,643
	2011 ESA		30.04.12	$67.8200	21,995	$1,492	—	—	06.03.14	—	—
	2012 ESA	[1]	30.05.13	$88.3100	12,575	$1,110	—	—	06.03.15	—	—
Mark Read	2009 ESA		04.05.10	£6.7775	23,164	£157	1,584	24,748	01.05.13	£10.6485	£264
	2010 ESA		31.03.11	£7.6825	38,138	£293	2,289	40,427	01.05.13	£10.6485	£430
	2011 ESA		30.04.12	£8.3325	48,454	£404	—	—	06.03.14	—	—
	2012 ESA	[1]	30.05.13	£11.6450	24,452	£285	—	—	06.03.15	—	—

[1]

During 2013, ESAs were granted in respect of annual bonuses for the year ending 31 December 2012. The grants represent 50% of the total bonus earned and are not subject to a secondary performance requirement, other than continued employment.

[2]	Paul Richardson’s 2009, 2010, 2011 and 2012 ESAs were granted in respect of ADRs.
[3]	Face value has been calculated using the average closing share price for the five trading days preceding the date of grant (as set out in the table).
[4]	Dividend shares will be due on these awards.

Long-term incentive plans – Leadership Equity Acquisition Plans

The following table summarises all of the awards outstanding under Renewed LEAP and LEAP III. Awards granted in 2008 were granted under Renewed LEAP. Awards granted in 2009, 2010, 2011 and 2012 were granted under LEAP III.

Name	Award date		Investment and performance period	Number of investment shares/ ADRs committed by executive	Share/ ADR price on grant date	Maximum number of matching units at 1 Jan 2013	During 2013			Maximum number of matching units at 31 Dec 2013	Share/ ADR price on vesting	Value on vest/ deferral date 000
							Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell
	31.10.08		01.01.08-31.12.12	218,596	£3.7490	1,092,980	(155,203)	115,688	1,053,465	—	£10.7907	£11,368
	15.12.09		01.01.09-31.12.13	365,878	£6.1025	1,829,390	—	—	—	1,829,390	—	—
	24.11.10		01.01.10-31.12.14	416,666	£7.2475	2,083,330	—	—	—	2,083,330	—	—
	07.12.11		01.01.11-31.12.15	711,159	£6.6475	3,555,795	—	—	—	3,555,795	—	—
	10.12.12		01.01.12-31.12.16	431,034	£8.5975	2,155,170	—	—	—	2,155,170	—	—
Paul Richardson
	31.10.08		01.01.08-31.12.12	109,298	£3.7490	546,490	(77,602)	57,842	526,730	—	£10.7907	£5,684
	15.12.09		01.01.09-31.12.13	103,423	£6.1025	517,115	—	—	—	517,115	—	—
	24.11.10		01.01.10-31.12.14	100,968	£7.2475	504,840	—	—	—	504,840	—	—
	07.12.11		01.01.11-31.12.15	100,344	£6.6475	501,720	—	—	—	501,720	—	—
	10.12.12	[1]	01.01.12-31.12.16	15,517	$69.2500	77,585	—	—	—	77,585	—	—
Mark Read
	31.10.08		01.01.08-31.12.12	21,859	£3.7490	109,295	(15,520)	11,566	105,341	—	£10.7907	£1,137
	15.12.09		01.01.09-31.12.13	27,406	£6.1025	137,030	—	—	—	137,030	—	—
	24.11.10		01.01.10-31.12.14	25,281	£7.2475	126,405	—	—	—	126,405	—	—
	07.12.11		01.01.11-31.12.15	30,166	£6.6475	150,830	—	—	—	150,830	—	—
	10.12.12		01.01.12-31.12.16	23,276	£8.5975	116,380	—	—	—	116,380	—	—

[1]	Paul Richardson’s 2012 LEAP award was granted in respect of ADRs.

Long-term incentive plans – Executive Performance Share Plan

The following table summarises all of the awards outstanding under Executive Performance Share Plan.

	Grant date	Performance period	Maximum Number of nil cost options over shares/ADRs awarded	Share/ADR price on grant date	During 2013			Maximum number of nil cost options over shares/ADRs at 31 Dec 2013[1]
					Options vested/ (lapsed)	Additional dividend shares	Options exercised or deferred
Sir Martin Sorrell	28.06.13	01.01.13-31.12.17	1,032,540	£10.8480	—	—	—	1,032,540
Paul Richardson[2]	28.06.13	01.01.13-31.12.17	52,026	$83.4186	—	—	—	52,026
Mark Read	28.06.13	01.01.13-31.12.17	78,355	£10.8480	—	—	—	78,355

[1]	Dividend shares will be due on these awards.
[2]	Paul Richardson’s 2013 EPSP award was granted in respect of ADRs.

Full Details of the 2013 EPSP award, including performance measures and targets, can be found on page 58.

Implementation of reward policy for management outside the Board

As noted on page 48, the Company uses share-based compensation across the workforce to incentivise, retain and recruit talent which encourages a strong ownership culture among employees. The use of the main share plans in 2013 is described below.

The Restricted Stock Plan

The WPP Leaders, Partners and High Potential program was used to provide awards to about 1,600 of our key executives. Awards will vest three years after grant, provided the participant is still employed within the Group.

The Executive Stock Option Plan

An award was granted to one person in 2013 (one in 2012). This plan is not generally used.

All-employee plan

During 2013, Worldwide Ownership Plan awards were made to over 50,000 employees, including over 11,000 new participants. By 31 December 2013, options under this plan had been granted to approximately 129,000 employees over 61 million shares since March 1997.

Share incentive dilution for 2003 to 2013

The share incentive dilution level, measured on a 10-year rolling basis, was at 3.1% at 31 December 2013 (3.7% – 2012). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

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

During 2013, the Board met seven times formally and held 20 committee meetings throughout the year.

Attendance of directors at meetings	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee
Philip Lader[1] (chairman)	7	7	7	6
Sir Martin Sorrell	7	—	—	—
Paul Richardson	7	—	—	—
Mark Read	7	—	—	—
Roger Agnelli[4]	4	3	3	3
Jacques Aigrain[4]	5	3	3	—
Charlene Begley[6]	1	1	—	—
Colin Day	7	7	7	—
Esther Dyson	7	—	6	6
Orit Gadiesh	5	—	—	5
Ruigang Li7,8	7	—	2	2
Bud Morten[2,3]	3	4	4	2
Koichiro Naganuma[3]	—	—	—	—
John Quelch[3]	2	—	—	—
Daniela Riccardi[5]	3	—	2	—
Jeffrey Rosen[8]	7	6	7	3
Hugo Shong[4]	5	3	2	2
Paul Spencer[3]	3	4	—	—
Tim Shriver[8]	7	—	7	3
Sally Susman[4]	5	—	—	3
Sol Trujillo[7]	7	7	3	—

[1]	By invitation, the chairman attended all of the Audit Committee meetings.
[2]	By invitation, Bud Morten attended certain committee meetings.
[3]	Paul Spencer, Bud Morten, John Quelch and Koichiro Naganuma retired in June 2013.
[4]	Roger Agnelli, Jacques Aigrain, Hugo Shong and Sally Susman were appointed on 13 May 2013.
[5]	Daniela Riccardi was appointed on 12 September 2013.
[6]	Charlene Begley was appointed to the Board on 1 December 2013 and appointed to the Nomination and Governance Committee on 17 February 2014.
[7]	Ruigang Li and Sol Trujillo were appointed to the Compensation Committee in June 2013.
[8]	Ruigang Li, Jeffrey Rosen and Tim Shriver were appointed to the Nomination and Governance Committee in June 2013.

Information regarding the period during which each director has served is set forth in Item 6A.

The role of the chairman

The Board is chaired by Philip Lader, who chairs the Nomination and Governance Committee and during 2013 was a member of the Compensation Committee and at the invitation of the Audit Committee chairman, attended all meetings of that committee. The chairman provides the leadership of the Board and is the main point of contact between the Board and the management team. The chairman represents the Board in discussions with share owners, investor bodies, ensures that systems are in place to provide directors with timely and accurate information, represents the Company in extensive external gatherings, and is also responsible for the Board governance principles. He has led the Board recruitment and appointment process, determination and periodic revision of confidential leadership plans for potential emergencies, and the ongoing emphasis on management development and CEO succession planning. Ambassador Lader plans to retire from the Board at the end of December 2014, after the Board’s announcement of a chairman-designate and an orderly transition.

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

Non-executive directors

The non-executive directors have a diverse range of skills, experience and backgrounds. As detailed in their biographies in Item 6A, the non-executive directors work across the globe in media and advertising, investment banking and investment management, pharmaceuticals, mining, logistics and bioenergy, airlines, FMCG, international management consulting, private equity and angel investing, business education, manufacturing, consumer products and retail management, internet start-ups, government and non-profit organisations. They provide constructive challenge and assistance to the Group chief executive in developing the Group’s strategy. All directors have access to the services of the Company Secretary and may take independent professional advice at the Company’s expense in conducting their duties. The Company provides insurance cover for its directors and officers.

The composition of the Board

The Board is now composed of 19 directors, with at least five non-executive directors, including the Board chairman, planning to retire within the next several years under a new Board tenure policy. Three current members are executive directors and 15, plus the chairman, are non-executive directors. The independence of each non-executive director is assessed annually by the Board. The Board has confirmed that all of the non-executives standing for re-election at the 2014 AGM continue to demonstrate the characteristics of independence.

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

As a consequence of this review the composition of the Board and the committees has been refreshed. Four of the longest serving non-executive directors, Bud Morten, John Quelch, Paul Spencer and Koichiro Naganuma did not stand for re-election at the 2013 AGM. Eight new non-executive directors have been appointed during the course of 2013 and 2014:

•	Roger Agnelli

•	Jacques Aigrain

•	Charlene Begley

•	Dr John Hood

•	Daniela Riccardi

•	Nicole Seligman

•	Hugo Shong

•	Sally Susman

The Compensation Committee chairman, Jeffrey Rosen, will step down from the committee at the 2014 AGM and subject to his election, will be succeeded by Dr John Hood. Esther Dyson and Philip Lader also stepped down from the Compensation Committee at the end of December 2013.

Roger Agnelli, Jacques Aigrain, Dr John Hood, Daniela Riccardi, Nicole Seligman and Hugo Shong have joined Colin Day, Sol Trujillo, Tim Shriver and Ruigang Li on the Compensation Committee.

Colin Day succeeded Paul Spencer as chairman of the Audit Committee, and continuing members, Sol Trujillo and Jeffrey Rosen, have been joined by Jacques Aigrain, Roger Agnelli, Hugo Shong and Charlene Begley.

Roger Agnelli, Charlene Begley, Tim Shriver, Jeffrey Rosen, Ruigang Li, Hugo Shong and Sally Susman have joined Esther Dyson and Orit Gadiesh on the Nomination and Governance Committee, with Philip Lader as chairman. The chairman of the Board participates as an ex-officio member of all Board committees.

Time commitment

Letters of appointment for non-executive directors do not set out a fixed time commitment for Board attendance and duties but give an indication of the likely time required. It is anticipated that the time required by directors will fluctuate depending on the demands of the business and other events.

Development

On joining WPP, non-executive directors are given an induction which includes one-to-one meetings with management and the external auditors, briefings on the duties of directors of a Jersey company, the Model Code, WPP Code of Conduct and the UK Corporate Governance Code. The induction also covers the Board committees that a director will join. All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group’s operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group’s businesses on a global basis. At the Board meeting held in Turkey in 2013, the Board received briefings from all the heads of the Group’s Central & Eastern Europe, Middle East and Africa operations.

Evaluation

WPP undertakes an annual review of the Board, its committees and individual directors. In 2013, the annual evaluation was undertaken alongside the Board recruitment process. Egon Zehnder’s consultants rendered candid evaluations of our Board and committees’ performance. From these findings, we concluded that the Board and its committees had been effective and are prepared for a variety of potential macroeconomic, industry, client and personnel challenges but must continue to seek additional ways that their effectiveness might be enhanced.

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

WPP is committed to increasing diversity across its subsidiaries and supports the development and promotion of talented individuals, including women. In 2013, women comprised 29% of the WPP Board, 32% of Board members and executive leaders in the subsidiaries, 47% of senior managers and 54% of total employees. Following the appointment of Nicole Seligman on 1 January 2014, women now comprise 31% of the WPP Board in line with our aspiration last year to increase the female representation on the Board to 30% of non-executive directors as part of the Board refreshment process.

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

Appointments to the Board

This section sets out details with respect to the appointment of a new executive director to the Board of WPP, whether it is an external or internal appointment.

Fixed compensation

Base salary and fees will be set taking into account a range of factors including the profile and prior experience of the candidate, internal relativities, cost and external market data. If base salary and fees are set at a lower initial level contingent on individual performance, the committee retains the discretion to realign the base salary and fees over a phased period of one to three years following appointment, which may result in an exceptional rate of annualised increase in excess of that set out in the policy table.

Other elements of fixed pay will be set in accordance with the policy table, and a new appointment may require the committee to rely on the authorised discretion (as set out on page 47) to make payments related to relocation, for example, in order to facilitate the appointment.

Ongoing variable compensation

The committee will seek to pay only that level of reward necessary to recruit the exceptional talent needed to lead such a complex global group. The actual level of incentive offered will be dependent on the role and existing package of the candidate. The aggregate maximum face value for annual short- and long-term variable compensation will be 10 times base salary and fees, which is materially lower than the current Group chief executive maximum level. The committee retains the discretion to make awards on recruitment, within the policy limits, to provide an immediate alignment of interest with the interests of share owners.

Buy-out awards

The committee may consider buying-out remuneration entitlements that the individual has had to forfeit by accepting the appointment. The structure and value of the awards will be informed by the structure and value of those entitlements being forfeited, and the performance targets, time horizon and vehicle will be set in an appropriate manner at the discretion of the committee. The intention of the committee is that any award will take the form of WPP shares and will be subject to performance as far as possible.

An announcement of the director’s appointment, detailing the incumbent’s compensation will be made on a timely basis through a regulatory information service and posted on the Company’s website.

Service contracts

The following terms will apply for any new executive role appointed to the Board in the future.

•

Executives will normally be appointed on a notice period of up to 12 months, although the committee retains the discretion to appoint an external candidate on a notice period of up to 24 months reducing on a rolling basis to 12 months (such that after 12 months’ service the notice period would have reverted to the standard 12 months).

•	At the committee’s discretion, any payment in lieu of notice will be restricted to base salary, fees, benefits and pension.

•

On termination there will be no entitlements when classified as a bad leaver (defined within the incentive plans). Otherwise base salary, fees, benefits and pension allowance are payable as per the notice period and the committee will have the power to make phased payments that would be reduced or stopped if alternative employment is taken up.

Terms specific to internal appointments

The committee can honour any pre-existing commitments if an internal candidate is appointed to the Board.

Service contracts

The Company’s policy on executive directors’ service contracts is that they should be on a rolling basis without a specific end date.

The effective dates and notice periods under the current executive directors’ service contracts are summarised below:

	Effective from	Notice period
Sir Martin Sorrell	19 November 2008	‘At will’
Paul Richardson	19 November 2008	12 months
Mark Read	19 November 2008	6 months

Sir Martin Sorrell’s service contract may be terminated by either the Company or Sir Martin without any notice, and without any payment in lieu of notice.

The executive directors’ service contracts are available for inspection at the Company’s registered office and head office.

Loss of office provisions

Fixed compensation elements

As noted above, the service contracts of Messrs Richardson and Read provide for notice to be given on termination. The fixed compensation elements of their contracts will continue to be paid in respect of any notice period. There are no provisions relating to payment in lieu of notice. If an executive director is placed on garden leave, the committee retains the discretion to settle benefits in the form of cash. The executive directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in share owner interests, the committee will encourage executive directors to use their leave entitlements prior to the end of their notice period.

Except in respect of any remaining notice period, no aspect of any executive director’s fixed compensation is payable on termination of employment. Sir Martin Sorrell’s service contract contains an indemnity, subject to certain conditions relating to previously deferred awards, from WPP in respect of any US tax which is charged under section 280G as a result of a termination linked to a change in control of WPP. Further details are on page 70.

Short- and long-term compensation elements

If the executive director is dismissed for cause there is no entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the following table summarises the relevant provisions from the directors’ service contracts (cash bonus) and the plan rules (RSP, EPSP and LEAP III) which apply in other leaver scenarios. As noted on page 48, the committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules which are more extensive than the summary set out in the table below.

Cash bonus	The executive directors are entitled to receive their bonus for any particular year provided they are employed on the last date of the performance period, except in the case of Mark Read where he gives notice of termination or is dismissed for cause before the payment date.

ESA	Provided the executive director is a Good Leaver, unvested awards will be reduced on a time pro-rata basis and paid on the vesting date.

EPSP	• The award will lapse if the executive leaves during the first year of a performance period.

• Provided the executive director is a Good Leaver, awards will vest subject to performance at the end of the performance period and time pro-rating. Awards will be paid on the normal date.

• In exceptional circumstances, the Compensation Committee may determine that an award will vest on a different basis.

• Generally, in the event of death, the performance conditions are to be assessed as at the date of death. However, the committee retains the discretion to deal with an award due to a deceased executive on any other basis that it considers appropriate.

• Awards will vest immediately on a change-of-control subject to performance and time pro-rating unless it is agreed by the committee and the relevant executive director that the outstanding awards are exchanged for equivalent new awards.

LEAP III	• Awards will vest subject to performance at the end of the performance period and time pro-rating.

• In the event of death or serious illness, the performance conditions are to be assessed as at the date of cessation of employment.

• Awards will vest immediately on a change in control subject to performance and time pro-rating unless the committee decides that awards are to be exchanged for equivalent new awards.

• In the event of a merger, the committee can require participants to release any outstanding award in consideration of the grant of an equivalent award by the newly formed entity.

Other pre-existing terms that apply to Sir Martin Sorrell

•

Sir Martin Sorrell’s deferred LEAP awards and his DSUs (as set out on page 51) will be paid out unconditionally on termination of employment. The performance requirements in respect of these awards have already been met, the awards have vested and are therefore no longer subject to any leaver provisions.

•

In the event any payments due to Sir Martin would be treated as ‘deferred compensation’ in accordance with US legislation and subject to section 409A requirements, those payments will be delayed. If those payments are delayed, an amount in respect of interest as a result of the delay will be due from the Company to Sir Martin.

•

In the event of a change of control of WPP, the Company has agreed to indemnify Sir Martin, with the prior approval of share owners, with respect to any related personal US tax liability under the provisions of section 280G. This indemnity is subject to certain limitations that exempt the Company from liability for any tax related to the share owner approved deferrals of certain awards. Based on the most recent review by the committee in December 2013 of the potential impact of this clause, it is unlikely that any 280G payment would be due from the Company based on an analysis, using standard assumptions, that was reviewed by independent counsel.

Other committee discretions not set out above

•

Leaver status: the committee has the discretion to determine an executive’s leaver classification in light of the guidance set out within the relevant plan rules, except with respect to Sir Martin Sorrell. Unless Sir Martin Sorrell is terminated for cause, he will be treated as having retired on leaving the Company and therefore be treated in accordance with the plan rules as a Good Leaver.

•	Compromise agreements: the committee is authorised to reach compromise agreements with departing executives, informed by the default position set out above.

External appointments

Executive directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a share owner in that organisation, non-executive fees for those roles are waived. However, if the Company is not a share owner in that organisation, any non-executive fees can be retained by the office holder.

Other chairman and non-executive director policies

Letters of appointment for the chairman and non-executive directors

Letters of appointment have a two-month notice period and there are no payments due on loss of office.

Appointments to the Board

Letters of appointment will be consistent with the current terms as set out in the Annual Report. The chairman and non-executive directors are not eligible to receive any variable pay. Fees for any new non-executive directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new chairman, the committee has the discretion to set fees taking into account a range of factors including the profile and prior experience of the candidate, cost and external market data.

Payments in exceptional circumstances

In truly unforeseen and exceptional circumstances, the committee retains the discretion to make emergency payments which might not otherwise be covered by this policy. The committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Executive Remuneration Policy table. An example of such an exceptional circumstance could be the untimely death of a director, requiring another director to take on an interim role until a permanent replacement is found.

Governance in relation to compensation

Compensation Committee members

No. of meetings attended in 2013
Jeffrey Rosen (chairman)	7
Roger Agnelli[1]	3
Jacques Aigrain[1]	3
Colin Day	7
Esther Dyson[2]	6
Philip Lader[2]	7
Ruigang Li1	2
Daniela Riccardi[3]	2
Hugo Shong[1]	2
Tim Shriver	7
Sol Trujillo[1]	3
[1]	Appointed to the committee on 12 June 2013.
[2]	Stepped down from the committee on 31 December 2013.
[3]	Appointed to the committee on 12 September 2013.

Dr John Hood and Ms Nicole Seligman were appointed as non-executive directors of the Company and members of the committee with effect from 1 January 2014, subject to the confirmation of their appointment by share owners at the AGM.

During 2013, the Compensation Committee met seven times on a formal basis, as noted above, with additional ad hoc meetings held as needed. These largely related to formalising policies as required under the new remuneration reporting regulations.

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. In particular, the committee will invite certain individuals to attend meetings, including the Group chief executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the chief talent officer and the worldwide compensation & benefits director. The latter two individuals provide a perspective on information reviewed by the committee and are a conduit for requests for information and analysis from the Company’s external advisors.

External advisors

The committee continued to retain Towers Watson throughout 2013 as independent advisors. Towers Watson is engaged to provide advice to the Compensation Committee and to work with management on matters related to our Executive Remuneration Policy and practices. Towers Watson is a member of the Remuneration Consultants Group and has signed up to the code of conduct relating to the provision of advice in the UK. In light of this, and the level and nature of the service received, the committee remains satisfied that the advice is indeed objective and independent. No other services are provided by Towers Watson at a Group level, although some of the operating companies may engage at a local level. In 2013, Towers Watson received fees of £144,575 in relation to the provision of advice to the committee. The committee also receives external legal advice, where required, to assist it in carrying out its duties.

The level and components of remuneration

The shareholdings of non-executive directors are set out in Item 6E.

Non-executive directors do not participate in the Company’s pension, share option or other incentive plans.

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

Review of the Audit Committee

Audit Committee members
Meetings
Paul Spencer (chairman until 12 June 2013)	4
Colin Day (chairman from 12 June 2013)	7
Sol Trujillo	7
Jeffrey Rosen	6
Roger Agnelli[1]	3
Jacques Aigrain[1]	3
Charlene Begley[2]	1
Hugo Shong[1]	3
[1] Appointed to the Committee on 13 May 2013.
[2] Appointed to the Committee on 1 December 2013.

The audit committee held seven meetings during the year, which were attended by the external auditors, the Company’s chairman, the Group finance director, Bud Morten, the director of internal audit, the Group chief counsel and the Company Secretary.

Preparatory meetings were also held with the internal and external auditors as well as members of the Company’s senior management. The committee received presentations from the heads of internal audit, finance, tax, compliance and legal. The committee also received reports from the Disclosure Committee on financial reports. The Board received regular reports on all matters of particular significance arising at the committee meetings.

The committee’s terms of reference, which are reviewed with the Board annually and most recently in December 2013, are on the Company’s website at wpp.com/investor. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

The committee and its members were formally assessed by the chairman of the Company as part of the annual evaluation process described on page 65 for their technical suitability to be members and also for its overall effectiveness. The Board has designated Colin Day as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code. The members of the committee have financial and/or financial services experience as set out in their biographies in Item 6A.

Committee responsibilities and how they were discharged in 2013

The main matters dealt with during 2013 were as follows:

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

•	reviewing reports on any material litigation or regulatory reviews involving Group companies;

•	reviewing the Group’s mergers and acquisitions strategy, any significant acquisitions, due diligence procedures and integration processes and the debt financing by the Group;

•	reviewing GroupM’s trading model and its risk assessment processes;

•	reviewing the Group’s tax strategy;

•	monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission;

•	overseeing continued compliance with Section 404 of SOX, through regular status reports submitted by the internal and external auditors;

•	reviewing the Group’s reporting systems and shared services and IT integration initiatives;

•	reviewing issues raised on our Right to Speak helpline and the actions taken in response to those calls; and

•	reviewing the Group’s initiatives and policies on data privacy and internet security.

The committee examined whether the annual report and accounts for 2013 was fair, balanced and understandable and provided the information necessary for share owners to assess the Group’s performance, business model and strategy.

Financial reporting and significant financial judgements

The management team make key decisions and judgements in the process of applying the Group’s accounting policies. These key judgements were detailed in reports to the committee in respect of 2013 which were then examined by the committee and discussed with management.

Deloitte also reported to and discussed with the committee whether suitable accounting policies had been adopted in the financial statements for the year ended 2013 and whether management had made appropriate estimates and judgements. The areas of significant judgement considered by the committee and how these were addressed included:

•

the assessments made for goodwill impairment. The committee confirmed, based on management’s expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2013;

•

the judgements made in respect of revenue recognition particularly as these relate to media volume income and media trading income. The committee received briefings from Deloitte and management on the appropriateness of the policies adopted and the controls in place;

•

the valuations of non-controlled investments which are based on local management forecasts, recent financing rounds and other supporting information such as industry valuation multiples. The committee examined the valuations with management and considered the sample testing of the investments performed by Deloitte and agreed that the valuations performed were appropriate;

•

the accuracy of forecasting the potential future payments due under earnout agreements in respect of acquired businesses. The committee considered the forecasting with management and the testing undertaken by Deloitte and agreed that earnouts have been accounted for on a consistent basis to previous periods;

•

the approach taken to calculating fair value adjustments in respect of acquired businesses and specifically provisions for non-corporate tax, property and legal exposures which the committee considered was appropriate;

•

the valuation of year-end provisions in respect of working capital. The committee received briefings on the approach taken by management in assessing the level of exposure across the Group and agreed it was consistent and appropriate;

•

accounting for the judgemental elements of remuneration, including, pensions, bonus accruals, severances and share-based payments. The committee agreed that the assumptions applied by management are reasonable;

•

the judgements made in respect of tax, in particular deferred tax assets including their recoverability and the level of tax provisioning. The committee supported management’s assumptions in both these areas and believe the current level of provisions is reasonable; and

•	the going concern assessment and key forecast assumptions. The committee concur with management’s going concern assumptions as set out in note 24 to the Consolidated Financial Statements.

External audit

Deloitte has been WPP’s auditor since 2002. The lead partner rotates every five years and the last rotation was in 2010. In 2013, the effectiveness of the audit process was evaluated through a committee review of the audit planning process and discussions with key members of the Group’s finance function. The 2013 evaluations concluded that there was a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The committee held private meetings with the external auditors and the committee chair met privately with the external auditors before meetings. The committee continues to be satisfied with the performance of Deloitte and confirmed that Deloitte continues to be objective and independent. The committee recommends the reappointment of Deloitte at the AGM on 25 June 2014.

The committee considered the Group’s position on its audit services contract following changes to the UK Corporate Governance Code and European Union regulations concerning the audit market. In view of the uncertainty regarding the form and impact of these regulations, the committee will recommend a course of action to the Board during 2014 in respect of the tender of the audit contract.

Non-audit fees

The committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and SEC rules. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2013 is shown in note 3 on page F-17.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2013, the Group, including all employees of associated undertakings, had approximately 175,000 employees located in over 3,000 offices in 110 countries compared with 165,000 and 158,000 as at 31 December 2012 and 2011, respectively. Excluding all employees of associated undertakings, this figure is 119,116 (2012: 115,711, 2011: 113,615). The average number of employees in 2013 was 117,115 compared to 114,490 and 109,971 in 2012 and 2011, respectively, including acquisitions.

Their geographical distribution was as follows:

	2013	2012	2011
North America	28,093	27,782	27,540
United Kingdom	11,925	11,413	10,761
Western Continental Europe	23,559	23,322	22,298
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	53,538	51,973	49,372
	117,115	114,490	109,971

Their operating sector distribution was as follows:

	2013	2012	2011
Advertising and Media Investment Management	49,505	48,662	47,252
Data Investment Management*	29,586	28,989	29,204
Public Relations & Public Affairs	8,298	8,437	7,869
Branding & Identity, Healthcare and Specialist Communications	29,726	28,402	25,646
	117,115	114,490	109,971
*	Data Investment Management was previously reported as Consumer Insight.

E. Share Ownership

Executive directors’ interests

Executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Save as disclosed in this table and in the Compensation Committee Report, no executive director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. More specifically, the executive directors have potential interests in shares related to the outstanding awards under LEAP III, the EPSP and ESAs, as set out below. As at 31 December 2013, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 24,048,113 shares in the Company (22,570,364 in 2012).

		Total beneficial interests and deferred awards[1]	Scheme interests						Share options without performance conditions exercised[8]
					Nil- or nominal-cost options
Director			Shares (without performance conditions)		With performance conditions (unvested)		Without performance conditions (vested but unexercised)
Sir Martin Sorrell[9]	At 31 Dec 2013	18,556,204	492,535	[2]	10,656,225	[4]	7,813,783	[6]	—
	At 16 Apr 2014	19,010,399	132,139	[3]	8,826,835	[5]	8,773,456	[7]	—
Paul Richardson	At 31 Dec 2013	681,370	172,850	[2]	2,171,730	[4]	—		—
	At 16 Apr 2014	762,850	62,875	[3]	1,654,615	[5]	—		—
Mark Read	At 31 Dec 2013	115,713	72,906	[2]	609,000	[4]	—		20,494
	At 16 Apr 2014	120,713	24,452	[3]	471,970	[5]	—		—

[1]	Shares held outright together with shares due pursuant to awards that have vested but receipt of which have been deferred with share owner approval (see footnote 6).
[2]	Shares due pursuant to the 2011 and 2012 Executive Stock Awards, full details of which can be found on page 61. Additional dividend shares will be due on vesting.
[3]	Shares due pursuant to the 2012 Executive Stock Awards, full details of which can be found on page 61. Additional dividend shares will be due on vesting.
[4]	Maximum number of shares due on vesting pursuant to the outstanding LEAP III and EPSP awards, full details of which can be found on page 62. Additional dividend shares will be due on vesting.
[5]	As noted at footnote 4 above, less the maximum due under the 2009 LEAP III Award, which vested on 28 February 2014 (full details can be found on page 57).
[6]

Shares (1) pursuant to the vesting of awards under Renewed LEAP (namely the 2004 and 2005 awards, part of the 2006 award and the 2007 award) and (2) which originally formed part of the Capital Investment Plan (an award made in 1995, which vested in 1999, in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and which now comprise the share owner-approved UK and US Deferred Stock Units Awards Agreements. The receipt of all of these awards has been deferred until November 2017 in accordance with share owner approval. Dividend shares will be due on the exercise of these options.

[7]

As noted at footnote 6 above, with the addition of the shares due pursuant to the vesting of the UK part of the 2009 LEAP III Award. The receipt of this award has been deferred until November 2017 in accordance with share owner approval. Dividend shares will be due on the exercise of this option.

[8]	Shares acquired during the year pursuant to the exercise of options, full details of which can be found on page 77.
[9]

On 28 March 2014, Sir Martin Sorrell gifted 1,100,000 ordinary shares to The JMCMRJ Sorrell Charitable Foundation. At 16 April 2014, The JMCMRJ Sorrell Charitable Foundation is interested in 2,105,936 ordinary shares. Sir Martin has no beneficial interest in these shares.

Share ownership guidelines

As detailed in the Executive Remuneration Policy, the executive directors are required to achieve a minimum level of share ownership of WPP shares. The Group chief executive, Group finance director and chief executive, WPP Digital are required to hold shares to the value of 600%, 300% and 200% of base salary and fees respectively.

At the end of 2013 and at the date of this Compensation Committee Report, all executive directors exceeded their share ownership guidelines.

Non-executive directors’ interests

Non-executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Save as disclosed in this table and in the Compensation Committee Report, no non-executive director had any interest in any contract of significance with the Group during the year.

Non-executive director	Total Interests at 31 Dec 2013	Total Interests at 16 Apr 2014
Roger Agnelli	—	—
Jacques Aigrain	—	4,000
Charlene Begley	—	—
Colin Day	15,240	15,240
Esther Dyson	35,000	35,000
Orit Gadiesh	—	—
John Hood[1]	n/a	—
Philip Lader	11,950	11,950
Ruigang Li	—	—
Daniela Riccardi	—	—
Jeffrey Rosen	12,000	12,000
Nicole Seligman[1]	n/a	3,750
Hugo Shong	—	—
Tim Shriver	10,000	10,000
Sally Susman	—	—
Sol Trujillo	10,000	10,000

[1]	Appointed to the Board on 1 January 2014.

Options held by executive directors

The options held by Mark Read at 1 January 2013 were granted prior to him becoming a director of the Company and were not subject to any performance conditions. All outstanding options were exercised on 12 September 2013.

	Grant/ award date	End of exercise period	Exercise price	At 1 Jan 2013 (no. of shares)	Granted (Lapsed) 2013 (no. of shares)	Exercised 2013 (no. of shares)	Share price on exercise	At 31 Dec 2013 (no. of shares)
Mark Read	17.11.2003	17.11.2013	£5.5950	10,615	—	10,615	£12.7700	—
	29.10.2004	29.10.2014	£5.5350	9,879	—	9,879	£12.7700	—

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

		24 April 2014		22 April 2013		20 April 2012
BlackRock Inc.	4.8%	64,207,978	5.12%	64,710,630	*	*
Legal & General	*	*	3.51%	44,375,396	3.55%	44,960,433
*	No interests in the issued ordinary share capital of the Company in excess of 3.0% have been notified to the Company.

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

The number of outstanding ordinary shares at 31 December 2013 was 1,348,733,317 which includes the underlying ordinary shares represented by 10,970,861 ADSs. 215 share owners of record of WPP ordinary shares were US residents at 31 December 2013.

The geographic distribution of our share ownership as at 31 December 2013 is presented below:

United Kingdom	36%
United States	32%
Asia Pacific, Latin America, Africa & Middle East, Canada and Continental Europe	32%
Total	100%

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

See Item 10B.

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

Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment.

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

	£ per Ordinary Share
	High	Low
2009	6.15	3.53
2010	7.95	5.73

2011	8.47	5.78

2012
First Quarter	8.80	6.69
Second Quarter	8.74	7.43
Third Quarter	8.73	7.85
Fourth Quarter	8.95	7.88

2013
First Quarter	10.92	9.06
Second Quarter	11.90	10.24
Third Quarter	12.96	11.31
October	13.44	12.15
November	13.71	13.07
December	13.83	12.85
Fourth Quarter	13.83	12.15

2014
January	13.83	12.72
February	13.60	12.65
March	12.89	11.98
First Quarter	13.83	11.98

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2009	49.99	24.54
2010	61.97	44.30

2011	68.78	45.04

2012
First Quarter	70.03	52.14
Second Quarter	69.98	57.56
Third Quarter	70.37	60.98
Fourth Quarter	72.90	63.34

2013
First Quarter	81.78	72.81
Second Quarter	89.12	78.25
Third Quarter	104.91	86.37
October	108.94	97.36
November	111.16	105.88
December	114.86	105.23
Fourth Quarter	114.86	97.36

2014
January	113.58	104.87
February	113.54	102.27
March	107.39	98.96
First Quarter	113.58	98.96

The Depositary held 54,854,338 ordinary shares as at 31 December 2013, approximately 4.07% of the outstanding ordinary shares, represented by 10,970,861 outstanding ADSs.

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

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this Form 20-F:

(i) On 3 August 1998, WPP 2005 Limited entered into an agreement with Asatsu pursuant to which WPP 2005 Limited subscribed for approximately 23% (at that time) of the share capital of Asatsu for approximately £139 million and Asatsu subscribed for 31,295,646 ordinary shares in WPP 2005 Limited representing approximately 4% (at that time) of the issued share capital of WPP 2005 Limited. Each party agreed not to transfer any shares held by them in the other for a period of five years and thereafter only to transfer such shares following a procedure set out in the agreement. Each party is further entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other. Due to the disparity of the percentage shareholdings of WPP 2005 Limited in Asatsu and of Asatsu in WPP plc (originally held in WPP 2005 Limited), an agreement was also entered into on 3 August 1998 imposing, inter alia, limitations, in certain circumstances, on the voting rights in respect of the shares held by WPP 2005 Limited in Asatsu;

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

(iii) On 4 April 2007, WPP 2008 Limited issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds. In a second supplemental trust deed dated 14 December 2012, arrangements were made for WPP plc to substitute WPP 2008 Limited as issuer and for WPP 2008 Limited and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(iv) On 6 November 2007, WPP Finance S.A. issued EUR 500,000,000 5.25% guaranteed bonds due 2015 and £200,000,000 6.375% guaranteed bonds due 2020. Both tranches of bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds. In two second supplemental trust deeds for each of the bonds respectively dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(v) On 12 May 2008, WPP 2008 Limited issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 Limited and WPP Air 3 Limited acceded as additional guarantors to the bonds. In a second supplemental trust deed dated 14 December 2012, arrangements were made for WPP 2008 Limited to be substituted by WPP plc as issuer, and WPP 2008 Limited and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(vi) On 10 June 2009, WPP Finance (UK) issued US$600,000,000 of 8% guaranteed senior notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as at 10 June 2009 among WPP Finance (UK) as Issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust Company, as Trustee. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. In the Second Supplemental Indenture dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(vii) On 21 November 2011, WPP Finance 2010 issued US$500,000,000 of 4.75% guaranteed senior notes due November 2021. On 2 December 2011 WPP Finance 2010 issued an additional $312,387,000 of 4.75% guaranteed senior notes due November 2021 in exchange for $281,369,000 of outstanding 5.875% Senior Notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued US$812,387,000 of the 4.75% guaranteed senior notes due November 2021 pursuant to the Indenture and the First Supplemental Indenture, both dated as at 2 November 2011, among WPP Finance 2010 as Issuer, WPP plc, WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust National Association as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of the notes are the same as those for the $600,000,000 8% notes due September 2014 described above. In the Fourth Supplemental Indenture dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(viii) On 30 November 2011, WPP CP Finance plc, WPP Finance Co. Limited and WPP Group Canada Finance Inc (as borrowers), guaranteed by WPP 2012 Limited (formerly known as WPP plc) , WPP 2005 Limited, WPP 2008 Limited, WPP Air 1 Limited and WPP CP Finance plc entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$1.05 billion and £375 million with a syndicate of banks and Citibank International plc as facility agent. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$825 million. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.55% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.65% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.75% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.95% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 1.25% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.20% per annum is payable on US dollar outstandings on any day on which the US dollar amount of dollar outstandings exceed 33% of the total dollar facility commitments but is less than or equal to 66% of the total dollar facility commitments. A utilisation fee of 0.40% per annum is payable on US dollar outstandings on any day on which the US dollar amount of dollar outstandings exceed 66% of the total dollar facility commitments. A utilisation fee of 0.20% per annum is payable on sterling outstandings on any day on which the sterling amount of sterling outstandings exceed 33% but is less than or equal to 66% of the total sterling facility commitments. A utilisation fee of 0.40% per annum is payable on sterling outstandings on any day on which the sterling amount of sterling outstandings exceed 66% of the total sterling facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate. In an Amendment and Restatement agreement dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above. In an Amendment and Restatement agreement dated 25 April 2013 the total dollar facility commitments were increased by US$150 million to US$1.20 billion with a corresponding increase in the total swingline commitments by an amount of US$150 million to US$975 million. In addition the total sterling facility commitments were increased by £100 million to £475 million;

(ix) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $600,000,000 8% notes due September 2014 described above. In the Fourth Supplemental Indenture dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to above;

(x) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws.

(xi) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $600,000,000 8% notes due September 2014 described above;

(xii) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

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

Under current federal income tax law, dividends paid by a foreign corporation to a non-corporate US Holder as “qualified dividend income” are taxable at the special reduced rate normally applicable to capital gains provided the foreign corporation qualifies for the benefits of the income tax treaty between the United States and the corporation’s country of residence. In such case, the non-corporate US Holder is eligible for the reduced rate only if the US Holder has held the shares or ADSs for more than 60 days during the 121 day-period beginning 60 days before the ex-dividend date. WPP believes it will qualify for the benefits of the income tax treaty between the United States and the United Kingdom (the “Treaty”).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2013 is estimated to be a net asset of £51.5 million (£113.2 million with respect to derivative assets and £61.7 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

Depositary Payments—Fiscal Year 2013

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2013.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2013. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Group Chief Executive and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2013. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2013 our internal control over financial reporting was effective.

The Company’s internal control over financial reporting as at 31 December 2013 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 104.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2013 of the Company and our report dated 30 April 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2014

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2013, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Colin Day, Sol Trujillo, Jeffrey Rosen, Roger Agnelli, Jacques Aigrain, Charlene Begley and Hugo Shong at 31 December 2013. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have an audit committee financial expert, Colin Day, serving as Chairman of its audit committee. See the biography of Colin Day in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was last updated in 2012, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. A copy of the WPP Code of Business Conduct may be obtained free of charge by contacting the Company’s investor relations department in London or New York at the following addresses or telephone numbers:

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RJ England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP

100 Park Avenue

New York, New York 10017-5516

Tel: (212) 632-2200

Fax: (212) 632-2222

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2013	2012
	£m	£m
Audit fees	19.6	19.1
Tax fees[1]	3.5	3.5
All other fees[2]	5.0	4.4
	28.1	27.0
[1]	Tax fees comprise tax advisory, planning and compliance services.
[2]	Other fees comprise assurance services, including fees for due diligence, transition support fees and review of earn-out payment calculations.

See note 3 to the Consolidated Financial Statements for more details of auditors’ remuneration for the years ended 31 December 2013, 2012 and 2011.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

At the Annual General Meeting of WPP plc on 13 June 2012 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 126,006,600 ordinary shares. This authorisation was replaced on 2 January 2013 as part of the Scheme of Arrangement when a resolution was passed, authorising the Company, in accordance with its Articles of Association to purchase up to 126,300,365 of its own shares in the market. This authority expired at the Annual General Meeting of WPP plc on 12 June 2013 and was replaced by a new authority to purchase up to a maximum number of 126,615,840 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2014 and 1 September 2014.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	459,241	£9.20	459,241	125,841,124
February	64,450	£10.41	64,450	125,776,674
March	4,086,797	£10.77	4,086,797	121,689,877
April	7,950,985	£10.53	7,950,985	113,738,892
May	10,881	£11.38	10,881	113,728,011
June	10,907	£11.23	10,907	126,604,933
July	10,907	£11.72	10,907	126,594,026
August	10,763	£11.70	10,763	126,583,263
September	10,730	£12.72	10,730	126,572,533
October	130,443	£13.30	130,443	126,442,090
November	1,390,714	£13.43	1,390,714	125,051,376
December	3,279,584	£13.21	3,279,584	121,771,792
Total	17,416,402	£11.31	17,416,402

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

•

Rule 5605(d)(3) requires that compensation committees have authority to retain compensation consultants, legal counsel and other advisers at the issuer’s expense, and requires that they consider specific factors before doing so. The terms of reference of the Compensation Committee give the Committee the authority to obtain outside legal assistance and any professional advice, at the Company’s expense, as the Committee considers necessary for the discharge of its responsibilities, but do not specifically require the Committee to consider the factors listed in Rule 5605(d)(3).

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2013, 2012 and 2011 are included in this report beginning on page F-1.

ITEM	19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $650,000,000 5.875% Notes due 2014 (incorporated herein by reference to Exhibit 2.3 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.625% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S.$1,200,000,000 and £475,000,000 Revolving Credit Facilities Agreement (incorporating a U.S.$975,000,000 Swingline Facility) dated 30 November 2011, and Amended and Restated on 25 April 2013.*

Exhibit No.	Exhibit Title

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $600,000,000 of 8% Senior Notes due 2014 (incorporated herein by reference to Exhibit 2.19 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $30 million of 6.22% promissory notes due July 10, 2012, and $25 million of 6.34% promissory notes due July 10, 2014 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2009).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043.*

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2010).

4.17	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.23	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.24	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).

4.25	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

4.26	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.27	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.28	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.29	WPP Group plc 2004 Leadership Equity Acquisition Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.30	WPP plc Leadership Equity Acquisition Plan III, as amended through 10 December 2012 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.31	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.32	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.33	WPP plc Executive Performance Share Plan.*

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive.*

12.2	Certification of Group Finance Director.*

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.*

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W. G. Richardson Group Finance Director
30 April 2014

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2013 and 2012, and the results of its operations and cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 April 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2014

Our 2013 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2013.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorized for issue on 30 April 2014.

Basis of consolidation

In January 2013, pursuant to a Scheme of Arrangement under Article 25 of the Companies (Jersey) Law 1991, a new parent company was introduced which is now called WPP plc. The previous parent company has been renamed and re-registered as WPP 2012 Limited. The introduction of a new holding company constitutes a Group reconstruction and has been accounted for using merger accounting principles. Accordingly, the results of the Group for the entire year ended 31 December 2013 are shown in the consolidated income statement and the comparative figures for the years ended 31 December 2012 and 2011 are also prepared on this basis. Earnings per share are unaffected by the reorganisation.

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

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

•	Brand names (with finite lives) – 10-20 years.

•	Customer-related intangibles – 3-10 years.

•	Other proprietary tools – 3-10 years.

•	Other (including capitalised computer software) – 3-5 years.

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The

Accounting policies (continued)

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

Accounting policies (continued)

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

Data Investment Management

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

Accounting policies (continued)

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

Retirement benefit costs

The Group accounts for retirement benefit costs in accordance with IAS 19 (amended): Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. The interest cost on pension plan liabilities and expected return on plan assets reported in previous years have been replaced with a net interest amount which is shown within finance costs. The net interest is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

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

Accounting policies (continued)

rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 (amended): Employee Benefits.

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 9: Financial Instruments;

•	IFRS 14: Regulatory Deferral Accounts; and

•	IAS 32 (amended): Financial Instruments: Presentation.

The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

In the current year, the following Standards and Interpretations became effective:

•	IFRS 10: Consolidated Financial Statements;

•	IFRS 11: Joint Arrangements;

•	IFRS 12: Disclosure of Interests in Other Entities;

•	IFRS 13: Fair Value Measurement

•	IAS 1 (amended): Presentation of Financial Statements;

•	IAS 27 (revised): Separate Financial Statements; and

•	IAS 28 (revised): Investments in Associates and Joint Ventures.

The adoption of these Standards has not led to any changes in the Group’s accounting policies.

The Group also adopted IAS 19 (amended): Employee Benefits during the year. As a result, the interest cost on

Accounting policies (continued)

pension plan liabilities and expected return on plan assets reported in previous years have been replaced with a net interest amount. The Group has amended the presentation of prior year comparative amounts to reflect these requirements. There is no material impact of adopting IAS 19 (amended) on the profit for any of the years presented.

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

Consolidated income statement

For the years ended 31 December 2013, 2012, 2011

	Notes	2013 £m	2012 £m	2011 £m
Revenue	2	11,019.4	10,373.1	10,021.8
Direct costs		(943.3)	(858.3)	(783.3)
Gross profit	2	10,076.1	9,514.8	9,238.5
Operating costs	3	(8,665.8)	(8,273.7)	(8,046.3)
Operating profit		1,410.3	1,241.1	1,192.2
Share of results of associates	4	68.1	69.4	66.1
Profit before interest and taxation		1,478.4	1,310.5	1,258.3
Finance income	6	64.3	55.9	64.7
Finance costs	6	(267.9)	(269.8)	(264.6)
Revaluation of financial instruments	6	21.0	(4.7)	(50.0)
Profit before taxation		1,295.8	1,091.9	1,008.4
Taxation	7	(283.7)	(197.2)	(91.9)
Profit for the year		1,012.1	894.7	916.5

Attributable to:
Equity holders of the parent		936.5	822.7	840.1
Non-controlling interests		75.6	72.0	76.4
		1,012.1	894.7	916.5

Earnings per share[1]
Basic earnings per ordinary share	9	72.4p	66.2p	67.6p
Diluted earnings per ordinary share	9	69.6p	62.8p	64.5p

Notes

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-53 form an integral part of this consolidated income statement.

[1]	The calculations of the Group’s earnings per share are set out in note 9.

Consolidated statement of comprehensive income

For the years ended 31 December 2013, 2012, 2011

	2013 £m	2012 £m	2011 £m
Profit for the year	1,012.1	894.7	916.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(372.6)	(305.2)	(256.3)
Gain/(loss) on revaluation of available for sale investments	72.0	(3.5)	11.3
	(300.6)	(308.7)	(245.0)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	76.2	(83.9)	(72.0)
Deferred tax on defined benefit pension plans	(1.2)	7.3	0.1
	75.0	(76.6)	(71.9)
Other comprehensive loss for the year	(225.6)	(385.3)	(316.9)
Total comprehensive income for the year	786.5	509.4	599.6
Attributable to:
Equity holders of the parent	727.0	444.2	529.5
Non-controlling interests	59.5	65.2	70.1
	786.5	509.4	599.6

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-53 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2013, 2012, 2011

	Notes	2013 £m	2012 £m	2011 £m
Net cash inflow from operating activities	11	1,374.2	908.3	665.2
Investing activities
Acquisitions and disposals	11	(201.4)	(566.5)	(469.8)
Purchases of property, plant and equipment		(240.7)	(290.3)	(216.1)
Purchases of other intangible assets (including capitalised computer software)		(43.8)	(39.8)	(37.1)
Proceeds on disposal of property, plant and equipment		7.3	123.5	13.2
Net cash outflow from investing activities		(478.6)	(773.1)	(709.8)
Financing activities
Share option proceeds		42.4	56.0	28.8
Cash consideration for non-controlling interests	11	(19.6)	(20.1)	(62.6)
Share repurchases and buy-backs	11	(197.0)	(134.5)	(182.2)
Net increase in borrowings	11	436.8	380.5	301.4
Financing and share issue costs		(19.1)	(8.2)	(11.9)
Equity dividends paid		(397.3)	(306.6)	(218.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(53.2)	(51.9)	(62.2)
Net cash outflow from financing activities		(207.0)	(84.8)	(207.1)
Net increase/(decrease) in cash and cash equivalents		688.6	50.4	(251.7)
Translation differences		(164.7)	(119.3)	(29.9)
Cash and cash equivalents at beginning of year		1,359.3	1,428.2	1,709.8
Cash and cash equivalents at end of year	11	1,883.2	1,359.3	1,428.2

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-53 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2013, 2012

	Notes	2013 £m	2012 £m
Non-current assets
Intangible assets:
Goodwill	12	9,472.8	9,457.2
Other	12	1,667.8	1,827.4
Property, plant and equipment	13	773.3	768.3
Interests in associates and joint ventures	14	792.8	887.2
Other investments	14	270.6	176.5
Deferred tax assets	15	119.4	91.2
Trade and other receivables	17	158.5	245.1
		13,255.2	13,452.9
Current assets
Inventory and work in progress	16	304.5	348.2
Corporate income tax recoverable		136.0	124.2
Trade and other receivables	17	9,088.1	9,007.0
Cash and short-term deposits		2,221.6	1,945.3
		11,750.2	11,424.7
Current liabilities
Trade and other payables	18	(10,710.7)	(10,907.8)
Corporate income tax payable		(120.1)	(102.9)
Bank overdrafts and loans	20	(941.4)	(1,085.9)
		(11,772.2)	(12,096.6)
Net current liabilities		(22.0)	(671.9)
Total assets less current liabilities		13,233.2	12,781.0
Non-current liabilities
Bonds and bank loans	20	(3,520.6)	(3,680.6)
Trade and other payables	19	(457.6)	(512.0)
Corporate income tax payable		(362.6)	(375.3)
Deferred tax liabilities	15	(650.7)	(680.3)
Provision for post-employment benefits	23	(247.5)	(335.6)
Provisions for liabilities and charges	21	(147.7)	(136.6)
		(5,386.7)	(5,720.4)
Net assets		7,846.5	7,060.6
Equity
Called-up share capital	26	134.9	126.5
Share premium account		483.4	175.9
Shares to be issued		0.5	1.8
Merger reserve		–	(5,135.7)
Other reserves	27	317.3	622.7
Own shares		(253.0)	(166.5)
Retained earnings		6,903.7	11,186.3
Equity share owners’ funds		7,586.8	6,811.0
Non-controlling interests		259.7	249.6
Total equity		7,846.5	7,060.6

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-53 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2013, 2012, 2011

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2011	126.4	54.5	3.1	(5,136.8)	1,182.8	(144.8)	10,361.4	6,446.6	201.3	6,647.9
Ordinary shares issued	0.6	30.4	(0.7)	0.6	–	–	–	30.9	–	30.9
Share cancellations	(0.7)	–	–	–	0.7	–	(45.9)	(45.9)	–	(45.9)
Treasury share additions	–	–	–	–	–	(29.8)	–	(29.8)	–	(29.8)
Treasury share allocations	–	–	–	–	–	0.8	(0.8)	–	–	–
Net profit for the year	–	–	–	–	–	–	840.1	840.1	76.4	916.5
Exchange adjustments on foreign currency net investments	–	–	–	–	(250.0)	–	–	(250.0)	(6.3)	(256.3)
Gain on revaluation of available for sale investments	–	–	–	–	11.3	–	–	11.3	–	11.3
Actuarial loss on defined benefit pension plans	–	–	–	–	–	–	(72.0)	(72.0)	–	(72.0)
Deferred tax on defined benefit pension plans	–	–	–	–	–	–	0.1	0.1	–	0.1
Comprehensive income	–	–	–	–	(238.7)	–	768.2	529.5	70.1	599.6
Dividends paid	–	–	–	–	–	–	(218.4)	(218.4)	(62.2)	(280.6)
Scrip dividend	0.3	20.8	–	–	–	–	(21.1)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	–	78.8	78.8	–	78.8
Tax adjustment on share-based payments	–	–	–	–	–	–	(11.7)	(11.7)	–	(11.7)
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(3.8)	(102.7)	(106.5)	–	(106.5)
Recognition/remeasurement of financial instruments	–	–	–	–	(5.9)	–	33.8	27.9	–	27.9
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(38.1)	(38.1)	21.8	(16.3)
Balance at 31 December 2011	126.6	105.7	2.4	(5,136.2)	938.9	(177.6)	10,803.5	6,663.3	231.0	6,894.3
Ordinary shares issued	1.0	55.0	(0.6)	0.5	–	–	–	55.9	–	55.9
Share issue/cancellation costs	–	(0.2)	–	–	–	–	–	(0.2)	–	(0.2)
Share cancellations	(0.7)	–	–	–	0.7	–	(55.1)	(55.1)	–	(55.1)
Treasury share additions	–	–	–	–	–	(0.6)	–	(0.6)	–	(0.6)
Treasury share allocations	–	–	–	–	–	0.9	(0.9)	–	–	–
Treasury share cancellations	(0.6)	–	–	–	0.6	37.2	(37.2)	–	–	–
Net profit for the year	–	–	–	–	–	–	822.7	822.7	72.0	894.7
Exchange adjustments on foreign currency net investments	–	–	–	–	(298.4)	–	–	(298.4)	(6.8)	(305.2)
Loss on revaluation of available for sale investments	–	–	–	–	(3.5)	–	–	(3.5)	–	(3.5)
Actuarial loss on defined benefit pension plans	–	–	–	–	–	–	(83.9)	(83.9)	–	(83.9)
Deferred tax on defined benefit pension plans	–	–	–	–	–	–	7.3	7.3	–	7.3
Comprehensive income	–	–	–	–	(301.9)	–	746.1	444.2	65.2	509.4
Dividends paid	–	–	–	–	–	–	(306.6)	(306.6)	(51.9)	(358.5)
Scrip dividend	0.2	15.4	–	–	–	–	(15.6)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	–	92.8	92.8	–	92.8
Tax adjustment on share-based payments	–	–	–	–	–	–	18.3	18.3	–	18.3
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(26.4)	(52.4)	(78.8)	–	(78.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.7	–	14.8	17.5	–	17.5
Share purchases – close period commitments	–	–	–	–	(18.3)	–	–	(18.3)	–	(18.3)
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(21.4)	(21.4)	5.3	(16.1)
Balance at 31 December 2012	126.5	175.9	1.8	(5,135.7)	622.7	(166.5)	11,186.3	6,811.0	249.6	7,060.6
Reclassification due to Group reconstruction[3]	–	(176.0)	–	5,135.7	(2.0)	–	(4,957.7)	–	–	–
Ordinary shares issued	0.7	41.7	(1.3)	–	–	–	1.2	42.3	–	42.3
Share issue/cancellation costs	–	(0.4)	–	–	–	–	–	(0.4)	–	(0.4)
Shares issued on conversion of bond	7.7	442.2	–	–	–	–	–	449.9	–	449.9
Reclassification of convertible bond	–	–	–	–	(44.5)	–	36.1	(8.4)	–	(8.4)
Deferred tax on convertible bond	–	–	–	–	9.7	–	(7.8)	1.9	–	1.9
Treasury share additions	–	–	–	–	–	(17.6)	–	(17.6)	–	(17.6)
Treasury share allocations	–	–	–	–	–	3.3	(3.3)	–	–	–
Net profit for the year	–	–	–	–	–	–	936.5	936.5	75.6	1,012.1
Exchange adjustments on foreign currency net investments	–	–	–	–	(356.5)	–	–	(356.5)	(16.1)	(372.6)
Gain on revaluation of available for sale investments	–	–	–	–	72.0	–	–	72.0	–	72.0
Actuarial gain on defined benefit pension plans	–	–	–	–	–	–	76.2	76.2	–	76.2
Deferred tax on defined benefit pension plans	–	–	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Comprehensive income	–	–	–	–	(284.5)	–	1,011.5	727.0	59.5	786.5
Dividends paid	–	–	–	–	–	–	(397.3)	(397.3)	(53.2)	(450.5)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	–	105.4	105.4	–	105.4
Tax adjustment on share-based payments	–	–	–	–	–	–	47.9	47.9	–	47.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	(72.2)	(107.2)	(179.4)	–	(179.4)
Recognition/remeasurement of financial instruments	–	–	–	–	(2.4)	–	(0.2)	(2.6)	–	(2.6)
Share purchases – close period commitments	–	–	–	–	18.3	–	–	18.3	–	18.3
Acquisition of subsidiaries[2]	–	–	–	–	–	–	(11.2)	(11.2)	3.8	(7.4)
Balance at 31 December 2013	134.9	483.4	0.5	–	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5

Notes

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-53 form an integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 27.
[2]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[3]

On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account and merger reserve have been transferred to retained earnings.

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

The Group is organised into four reportable segments – Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

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

Operating sectors

Reported contributions were as follows:

Other information	Revenue[1]	Gross Profit	Headline PBIT[2]	Headline PBIT margin	Headline PBIT margin on gross profit[3]
	£m	£m	£m	%	%
2013
Advertising and Media Investment Management	4,578.8	4,463.6	824.4	18.0	18.5
Data Investment Management[4]	2,549.7	1,843.7	263.8	10.3	14.3
Public Relations & Public Affairs	920.7	907.5	133.8	14.5	14.7
Branding & Identity, Healthcare and Specialist Communications	2,970.2	2,861.3	439.6	14.8	15.4
	11,019.4	10,076.1	1,661.6	15.1	16.5
2012
Advertising and Media Investment Management	4,273.2	4,201.3	754.5	17.7	18.0
Data Investment Management[4]	2,460.2	1,768.9	246.9	10.0	14.0
Public Relations & Public Affairs	917.1	901.1	136.4	14.9	15.1
Branding & Identity, Healthcare and Specialist Communications	2,722.6	2,643.5	393.2	14.4	14.9
	10,373.1	9,514.8	1,531.0	14.8	16.1
2011
Advertising and Media Investment Management	4,157.2	4,110.2	667.9	16.1	16.2
Data Investment Management[4]	2,458.0	1,802.9	258.7	10.5	14.3
Public Relations & Public Affairs	885.4	869.3	142.9	16.1	16.4
Branding & Identity, Healthcare and Specialist Communications	2,521.2	2,456.1	359.5	14.3	14.6
	10,021.8	9,238.5	1,429.0	14.3	15.5

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.
[3]	Headline PBIT margin on gross profit is calculated as headline PBIT as a percentage of gross profit.
[4]	Data Investment Management was previously reported as Consumer Insight.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2013
Advertising and Media Investment Management	55.5	127.2	102.2	–	35.0	486.3
Data Investment Management[3]	19.2	62.8	53.7	–	20.2	105.5
Public Relations & Public Affairs	5.9	14.2	15.3	12.0	1.5	45.3
Branding & Identity, Healthcare and Specialist Communications	24.8	70.2	63.5	11.3	11.4	155.7
	105.4	274.4	234.7	23.3	68.1	792.8
2012
Advertising and Media Investment Management	49.3	198.4	97.1	0.7	34.7	566.9
Data Investment Management[3]	16.6	60.5	55.5	–	18.6	102.4
Public Relations & Public Affairs	4.9	12.4	15.7	31.3	2.3	47.9
Branding & Identity, Healthcare and Specialist Communications	22.0	66.9	56.4	–	13.8	170.0
	92.8	338.2	224.7	32.0	69.4	887.2
2011
Advertising and Media Investment Management	44.5	112.7	94.2	–	36.4	549.9
Data Investment Management[3]	12.7	63.1	49.8	–	16.3	101.3
Public Relations & Public Affairs	3.9	15.4	15.8	–	3.2	42.6
Branding & Identity, Healthcare and Specialist Communications	17.7	62.0	51.7	–	10.2	107.5
	78.8	253.2	211.5	–	66.1	801.3

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.
[3]	Data Investment Management was previously reported as Consumer Insight.

	Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2013
Advertising and Media Investment Management	11,787.6			(8,919.1)
Data Investment Management[2]	3,330.2			(960.0)
Public Relations & Public Affairs	1,693.7			(350.6)
Branding & Identity, Healthcare and Specialist Communications	5,716.9			(1,333.8)
	22,528.4	2,477.0	25,005.4	(11,563.5)	(5,595.4)	(17,158.9)
2012
Advertising and Media Investment Management	12,013.9			(9,152.7)
Data Investment Management[2]	3,371.4			(1,004.0)
Public Relations & Public Affairs	1,724.2			(370.8)
Branding & Identity, Healthcare and Specialist Communications	5,607.4			(1,364.5)
	22,716.9	2,160.7	24,877.6	(11,892.0)	(5,925.0)	(17,817.0)
2011
Advertising and Media Investment Management	12,075.9			(9,331.8)
Data Investment Management[2]	3,525.3			(1,058.2)
Public Relations & Public Affairs	1,825.0			(411.4)
Branding & Identity, Healthcare and Specialist Communications	5,147.6			(1,353.5)
	22,573.8	2,121.1	24,694.9	(12,154.9)	(5,645.7)	(17,800.6)

Notes

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.
[2]	Data Investment Management was previously reported as Consumer Insight.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

		2013 £m		2012 £m		2011 £m
Revenue[1]
North America[5]		3,744.7		3,546.5		3,388.2
UK		1,414.0		1,275.2		1,183.5
Western Continental Europe		2,592.6		2,439.2		2,505.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe		3,268.1		3,112.2		2,945.0
		11,019.4		10,373.1		10,021.8
Gross Profit
North America[5]		3,547.0		3,365.0		3,227.1
United kingdom		1,303.9		1,155.7		1,079.1
Western Continental Europe		2,217.8		2,121.5		2,210.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe		3,007.4		2,872.6		2,721.8
		10,076.1		9,514.8		9,238.5

	Margin		Margin		Margin
Headline PBIT[2]
North America[5]	16.5%	616.5	16.3%	578.6	15.5%	525.6
UK	14.5%	204.7	13.6%	173.3	14.0%	165.3
Western Continental Europe	10.5%	272.0	10.4%	252.9	11.3%	284.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17.4%	568.4	16.9%	526.2	15.4%	454.1
	15.1%	1,661.6	14.8%	1,531.0	14.3%	1,429.0

		Margin		Margin		Margin
Headline PBIT margin on gross profit[3]
North America[5]		17.4%		17.2%		16.3%
UK		15.7%		15.0%		15.3%
Western Continental Europe		12.3%		11.9%		12.8%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe		18.9%		18.3%		16.7%
		16.5%		16.1%		15.5%
		2013 £m		2012 £m
Non-current assets[4]
North America[5]		5,125.5		5,131.9
UK		1,772.2		1,766.7
Western Continental Europe		3,562.6		3,590.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe		2,620.2		2,731.1
		13,080.5		13,220.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for a reconciliation of headline PBIT to PBIT.
[3]	Headline PBIT margin on gross profit is calculated as headline PBIT as a percentage of gross profit.
[4]	Non-current assets excluding financial instruments and deferred tax.
[5]

North America includes the US with revenue of £3,498.1 million (2012: £3,309.4 million, 2011: £3,149.9 million), gross profit of £3,310.8 million (2012: £3,138.7 million, 2011: £2,997.6 million), headline PBIT of £582.6 million (2012: £547.8 million, 2011: £490.2 million) and non-current assets of £4,479.5 million (2012: £4,534.4 million).

3. Operating costs

	2013 £m	2012 £m	2011 £m
Staff costs (note 5)	6,477.1	6,106.1	5,872.5
Establishment costs	727.4	690.6	674.1
Other operating costs (net)	1,461.3	1,477.0	1,499.7
Total operating costs	8,665.8	8,273.7	8,046.3
Operating costs include:
Goodwill impairment (note 12)	23.3	32.0	–
Investment write-downs	0.4	19.6	32.8
Gain on sale of freehold property in New York	–	(71.4)	–
Cost of changes to corporate structure	–	4.1	–
Restructuring costs	5.0	93.4	–
Amortisation and impairment of acquired intangible assets (note 12)	179.8	171.9	172.0
Amortisation of other intangible assets (note 12)	32.7	33.7	25.7
Depreciation of property, plant and equipment	195.5	184.2	178.7
(Gains)/losses on sale of property, plant and equipment	(0.4)	0.7	(0.9)
Gains on disposal of investments	(6.0)	(26.8)	(0.4)
Gains on remeasurement of equity interest on acquisition of controlling interest	(30.0)	(5.3)	(31.6)
Net foreign exchange (gains)/losses	(1.1)	7.7	1.1
Operating lease rentals:
Land and buildings	483.0	464.6	459.6
Sublease income	(13.2)	(23.0)	(29.1)
	469.8	441.6	430.5
Plant and machinery	21.1	21.9	23.0
	490.9	463.5	453.5

In 2013, operating profit includes credits totalling £19.9 million (2012: £19.8 million, 2011: £14.0 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2012. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £0.4 million (2012: £19.6 million, 2011: £32.8 million) relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

In 2013, the Group incurred restructuring costs of £5.0 million as a result of the continuing rationalisation of its IT infrastructure, a project initiated in 2012. Restructuring costs in 2012 of £93.4 million include £62.9 million of severance costs arising from a structural reassessment of certain of the Group’s operations, primarily in Western Continental Europe; and £30.5 million of other costs, primarily accelerated depreciation of IT assets in the US and Europe, arising from an overhaul of its centralised IT infrastructure.

All of the operating costs of the Group are related to administrative expenses.

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Auditors’ remuneration:

	2013 £m	2012 £m	2011 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.4	1.4
The audit of the Company’s subsidiaries pursuant to legislation	15.1	14.6	15.3
	16.5	16.0	16.7
Other services pursuant to legislation	3.1	3.1	3.1
Fees payable to the auditors pursuant to legislation	19.6	19.1	19.8
Tax advisory services	2.3	2.5	2.3
Tax compliance services	1.2	1.0	1.1
	3.5	3.5	3.4
Corporate finance services	0.2	0.5	0.5
Other services[1]	4.8	3.9	4.7
Total non-audit fees	8.5	7.9	8.6
Total fees	28.1	27.0	28.4

Note

[1]	Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2014 under leases will be as follows:

	Plant and machinery			Land and buildings
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
In respect of operating leases which expire:
– within one year	4.1	4.1	5.5	26.3	34.8	27.4
– within two to five years	13.1	13.0	13.2	195.2	166.1	190.7
– after five years	0.1	0.2	0.5	139.7	145.4	143.6
	17.3	17.3	19.2	361.2	346.3	361.7

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2013 are as follows:

	Minimum rental payments[1] £m	Less sub- let rentals £m	Net payment £m
Year ending 31 December
2014	378.5	(6.5)	372.0
2015	310.5	(4.7)	305.8
2016	257.5	(3.3)	254.2
2017	209.5	(2.0)	207.5
2018	197.8	(0.6)	197.2
Later years	1,187.4	(0.4)	1,187.0
	2,541.2	(17.5)	2,523.7

Note

[1]

During 2013, WPP signed a lease with rental commitments of £487.3 million (2017: £2.1 million, 2018: £25.1 million and 2019 and after: £460.1 million) that have been included in the table above. The lease is contingent upon the developer obtaining financing to construct the building.

4. Share of results of associates

Share of results of associates include:

	2013 £m	2012 £m	2011 £m
Share of profit before interest and taxation	111.0	105.1	99.9
Share of exceptional (losses)/gains	(10.7)	(3.0)	2.1
Share of interest and non-controlling interests	(4.6)	(1.6)	(2.5)
Share of taxation	(27.6)	(31.1)	(33.4)
	68.1	69.4	66.1

5. Our people

Our staff numbers averaged 117,115 for the year ended 31 December 2013 against 114,490 in 2012 and 109,971 in 2011, including acquisitions. Their geographical distribution was as follows:

	2013	2012	2011
North America	28,093	27,782	27,540
UK	11,925	11,413	10,761
Western Continental Europe	23,559	23,322	22,298
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	53,538	51,973	49,372
	117,115	114,490	109,971

Their operating sector distribution was as follows:

	2013	2012	2011
Advertising and Media Investment Management	49,505	48,662	47,252
Data Investment Management[1]	29,586	28,989	29,204
Public Relations & Public Affairs	8,298	8,437	7,869
Branding & Identity, Healthcare and Specialist Communications	29,726	28,402	25,646
	117,115	114,490	109,971

Note

[1]	Data Investment Management was previously reported as Consumer Insight.

At the end of 2013 staff numbers were 119,116 (2012: 115,711, 2011: 113,615). Including all employees of associated undertakings, this figure was approximately 175,000 at 31 December 2013 (2012: 165,000, 2011: 158,000).

Staff costs include:

	2013 £m	2012 £m	2011 £m
Wages and salaries	4,481.4	4,289.7	4,079.4
Cash-based incentive plans	222.2	198.1	259.4
Share-based incentive plans (note 22)	105.4	92.8	78.8
Social security costs	577.3	524.7	499.3
Pension costs (note 23)	151.3	148.7	135.4
Severance	26.9	50.8	53.9
Other staff costs[1]	912.6	801.3	766.3
	6,477.1	6,106.1	5,872.5
Staff cost to revenue ratio	58.8%	58.9%	58.6%

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £16.9 million (2012: £15.6 million, 2011: £9.9 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Total compensation received by key management personnel in respect of 2013 was £42.0 million (2012: £27.9 million, 2011: £17.7 million) of which £0.7 million (2012: £0.8 million, 2011: £0.8 million) were pension contributions. The value of the matching LEAP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

Notes to the consolidated financial statements (continued)

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2013 £m	2012 £m	2011 £m
Income from available for sale investments	10.1	1.2	0.6
Interest income	54.2	54.7	64.1
	64.3	55.9	64.7

Finance costs include:

	2013 £m	2012 £m	2011 £m
Net interest expense on pension plans[1] (note 23)	11.4	11.3	11.2
Interest on other long-term employee benefits	1.7	1.7	1.8
Interest payable and similar charges[2]	254.8	256.8	251.6
	267.9	269.8	264.6

Revaluation of financial instruments3 include:

	2013 £m	2012 £m	2011 £m
Movements in fair value of treasury instruments	6.3	(14.8)	(12.7)
Revaluation of put options over non-controlling interests	(1.1)	(5.1)	(30.9)
Revaluation of payments due to vendors (earnout agreements)	15.8	15.2	(6.4)
	21.0	(4.7)	(50.0)

Notes

[1]	Comparative figures have been restated to reflect the requirements of IAS 19 (amended): Employee Benefits.
[2]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[3]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $3,081 million of US dollar bonds at an average interest rate of 5.51%, €2,000 million of Eurobonds at an average interest rate of 4.92% and £600 million of sterling bonds including convertible bonds at an average interest rate of 6.13%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $2 million at an average interest rate of 1.24% inclusive of margin.

Average borrowings under the US Commercial Paper Program (note 10) amounted to $25 million at an average interest rate of 0.34% inclusive of margin.

7. Taxation

In 2013, the tax rate on profit before taxation was 21.9% (2012: 18.1%).

Cash taxes paid in the year were £273.3 million (2012: £257.0 million).

The tax charge is based on the profit for the year and comprises:

	2013 £m	2012 £m	2011 £m
Corporation tax
Current year	359.1	335.5	310.3
Prior years	(48.1)	(41.7)	(47.7)
Release of prior-year provisions	–	–	(106.1)
Tax credit relating to restructuring costs	–	(15.7)	–
	311.0	278.1	156.5
Deferred tax
Current year	(9.0)	(14.4)	4.5
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(10.6)	(86.0)	(72.4)
Deferred tax on gain on sale of freehold property in New York	–	20.0	–
	(19.6)	(80.4)	(67.9)
Prior years	(7.7)	(0.5)	3.3
	(27.3)	(80.9)	(64.6)
Tax charge	283.7	197.2	91.9

In 2011, the tax rate was lower, primarily due to the resolution of historic tax liabilities. The release of prior-year corporate tax provisions resulted from the resolution of a number of open matters.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2013 £m	2012 £m	2011 £m
Profit before taxation	1,295.8	1,091.9	1,008.4
Tax at the corporation tax rate of 23.25%[1]	301.3	273.0	252.1
Tax effect of share of results of associates	(15.8)	(17.4)	(16.5)
Tax effect of expenses that are not deductible/(taxable) in determining taxable profit	3.4	(7.5)	13.0
Effect of different tax rates of subsidiaries operating in other jurisdictions	17.6	13.9	9.2
Origination and reversal of temporary differences not previously recognised	35.5	(39.2)	20.2
Tax losses not utilised in the year	40.6	45.4	49.3
Tax effect of utilisation of tax losses not previously recognised	(28.3)	(18.6)	(41.4)
Tax effect of recognition of tax losses not previously recognised	(14.8)	(10.2)	(43.5)
Release of prior-year provisions in relation to acquired businesses	(11.6)	(20.6)	(21.4)
Other prior-year adjustments	(44.2)	(21.6)	(23.0)
Release of prior-year provisions	–	–	(106.1)
Tax charge	283.7	197.2	91.9
Effective tax rate on profit before tax	21.9%	18.1%	9.1%

Note

[1]

The parent company of the Group was tax resident in the UK for 2013, and tax resident in Ireland for 2012 and 2011. As such, the tax rate in the tax reconciliation for 2013 is the blended UK corporation tax rate of 23.25%. For 2012 and 2011, the tax rate is the Irish non-trading corporation tax rate of 25%.

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2013		2012		2011		2013	2012	2011
Per share	Pence per share						£m	£m	£m
2012 Final dividend[1]	19.71	p	17.14	p	11.82	p	258.0	212.8	147.3
2013 Interim dividend[2]	10.56	p	8.80	p	7.46	p	139.3	109.4	92.2
	30.27	p	25.94	p	19.28	p	397.3	322.2	239.5

Proposed final dividend for the year ended 31 December 2013:

	2013		2012		2011
Per share	Pence per share
2013 Final dividend[1]	23.65	p	19.71	p	17.14	p

Notes

[1]	Second interim dividend in 2011 and 2010.
[2]	First interim dividend in 2012 and 2011.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2013		2012		2011
Earnings[1] (£m)	936.5		822.7		840.1
Average shares used in basic EPS calculation (m)	1,293.8		1,243.4		1,242.7
EPS	72.4	p	66.2	p	67.6	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

	2013		2012		2011
Diluted earnings (£m)	947.1		848.8		866.2
Average shares used in diluted EPS calculation (m)	1,360.3		1,352.6		1,342.2
Diluted EPS	69.6	p	62.8	p	64.5	p

Diluted EPS has been calculated based on the diluted earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. During the year ended 31 December 2013, these bonds were converted into 76.5 million shares. For the year ended 31 December 2013 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million (2012: £26.1 million, 2011: £26.1 million) for the purpose of the calculation of diluted earnings. In addition, at 31 December 2013, options to purchase 6.0 million ordinary shares (2012: 6.3 million, 2011: 4.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2013 m	2012 m	2011 m
Average shares used in basic EPS calculation	1,293.8	1,243.4	1,242.7
Dilutive share options outstanding	6.8	4.9	4.5
Other potentially issuable shares	30.8	27.8	18.5
£450 million 5.75% convertible bonds	28.9	76.5	76.5
Shares used in diluted EPS calculation	1,360.3	1,352.6	1,342.2

At 31 December 2013 there were 1,348,733,317 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2013 £m	2012 £m	2013 £m	2012 £m
Analysis of changes in financing
Beginning of year	302.4	232.3	4,180.5	3,893.0
Ordinary shares issued	42.4	56.0	–	–
Reclassification due to Group reconstruction[1]	(176.0)	–	–	–
Share cancellations	–	(0.7)	–	–
Treasury share cancellations	–	(0.6)	–	–
Share issue/cancellation costs	(0.4)	(0.2)	–	–
Shares issued on conversion of bond	449.9	–	–	–
Scrip dividend	–	15.6	–	–
Net (decrease)/increase in drawings on bank loans, corporate bonds and convertible bonds	–	–	(13.1)	380.5
Net amortisation of financing costs included in debt	–	–	8.3	6.8
Debt acquired	–	–	–	20.0
Other movements	–	–	(48.0)	(18.2)
Exchange adjustments	–	–	(4.1)	(101.6)
End of year	618.3	302.4	4,123.6	4,180.5

Note

[1]	Further details on the Group reconstruction are given in note 26.

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2013, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £618.3 million (2012: £302.4 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $369 million of 5.875% bonds due June 2014, $600 million of 8% bonds due September 2014, $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022 and $300 million of 5.125% bonds due September 2042. In November 2013, the Group issued $500 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016. In November 2013, the Group issued €750 million of 3% bonds due November 2023.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a five-year Revolving Credit Facility of $1.2 billion and £475 million due November 2016. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $2 million in 2013. The Group had available undrawn committed credit facilities of £1,199.4 million at December 2013 (2012: £1,021.5 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group operates a commercial paper program using the Revolving Credit Facility as a backstop. The average commercial paper outstanding during the year was $25.0 million. There was no US Commercial Paper outstanding at 31 December 2013.

Convertible bonds

At 31 December 2012 the Group had in issue £450 million of 5.75% convertible bonds due May 2014. During 2013, £449.9 million of these bonds were converted into 76,513,563 WPP ordinary shares. The remaining £0.1 million was repaid in November 2013 due to the early redemption of all of the outstanding convertible bonds.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2013 £m	2012 £m
Within one year	(807.8)	(721.4)
Between one and two years	(575.3)	(1,244.8)
Between two and three years	(757.5)	(529.6)
Between three and four years	(500.0)	(707.4)
Between four and five years	(92.0)	(465.1)
Over five years	(2,968.3)	(1,610.3)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(5,700.9)	(5,278.6)
Short-term overdrafts – within one year	(338.4)	(586.0)
Future anticipated cash flows	(6,039.3)	(5,864.6)
Effect of discounting/financing rates	1,577.3	1,098.1
Debt financing	(4,462.0)	(4,766.5)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2013 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	2,177.4	5.54%	n/a	119
	– floating	233.1	n/a	LIBOR	n/a
£	– fixed	100.0	7.50%	n/a	62
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	1,331.8	4.86%	n/a	70
	– floating	108.0	n/a	EURIBOR	n/a
Other		(26.7)	n/a	n/a	n/a
		4,123.6

Note

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2013 the amount still to be written to income was £0.2 million (2012: £0.7 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

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

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets
2013	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	376.6	311.9	772.8	859.9
Between one and two years	445.8	352.7	530.5	619.5
Between two and three years	1.1	0.7	4.6	12.4
Between three and four years	26.1	25.6	228.3	237.4
Between four and five years	–	–	–	–
Over five years	–	–	–	–
	849.6	690.9	1,536.2	1,729.2

	Financial liabilities		Financial assets
2012	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	333.0	262.7	773.9	865.8
Between one and two years	339.9	280.8	753.5	839.8
Between two and three years	454.1	352.5	525.9	608.7
Between three and four years	1.1	0.4	2.4	12.4
Between four and five years	26.1	25.4	226.7	237.4
Over five years	–	–	–	–
	1,154.2	921.8	2,282.4	2,564.1

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-11.

Net cash from operating activities:

	2013 £m	2012 £m	2011 £m
Profit for the year	1,012.1	894.7	916.5
Taxation	283.7	197.2	91.9
Revaluation of financial instruments	(21.0)	4.7	50.0
Finance costs	267.9	269.8	264.6
Finance income	(64.3)	(55.9)	(64.7)
Share of results of associates	(68.1)	(69.4)	(66.1)
Adjustments for:
Non-cash share-based incentive plans (including share options)	105.4	92.8	78.8
Depreciation of property, plant and equipment	202.0	191.0	185.8
Impairment of goodwill	23.3	32.0	–
Amortisation and impairment of acquired intangible assets	179.8	171.9	172.0
Amortisation of other intangible assets	32.7	33.7	25.7
Investment write-downs	0.4	19.6	32.8
Gains on disposal of investments	(6.0)	(26.8)	(0.4)
Gains on remeasurement of equity interest on acquisition of controlling interest	(30.0)	(5.3)	(31.6)
Gain on sale of freehold property in New York	–	(71.4)	–
(Gains)/losses on sale of property, plant and equipment	(0.4)	0.7	(0.9)
Decrease/(increase) in inventories and work in progress	36.7	(17.6)	32.7
Increase in receivables	(253.3)	(436.4)	(1.8)
Increase/(decrease) in payables – short-term	67.2	105.3	(618.5)
Increase in payables – long-term	28.3	4.1	19.2
Decrease in provisions	(12.3)	(43.6)	(52.5)
Corporation and overseas tax paid	(273.3)	(257.0)	(247.9)
Interest and similar charges paid	(254.7)	(228.3)	(241.4)
Interest received	51.3	56.6	63.2
Investment income	10.1	1.2	0.6
Dividends from associates	56.7	44.7	57.2
Net cash inflow from operating activities	1,374.2	908.3	665.2

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2013 £m	2012 £m	2011 £m
Initial cash consideration	(165.1)	(462.0)	(352.3)
Cash and cash equivalents acquired (net)	25.0	46.6	98.8
Earnout payments	(27.7)	(85.7)	(150.0)
Loan note redemptions	–	(1.0)	(0.8)
Purchase of other investments (including associates)	(45.6)	(111.4)	(68.1)
Proceeds on disposal of investments	12.0	47.0	2.6
Acquisitions and disposals	(201.4)	(566.5)	(469.8)
Cash consideration for non-controlling interests	(19.6)	(20.1)	(62.6)
Net cash outflow	(221.0)	(586.6)	(532.4)

Share repurchases and buy-backs:
	2013 £m	2012 £m	2011 £m
Purchase of own shares by ESOP Trusts	(179.4)	(78.8)	(106.5)
Share cancellations (excluding brokerage fees)	–	(55.1)	(45.9)
Shares purchased into treasury	(17.6)	(0.6)	(29.8)
Net cash outflow	(197.0)	(134.5)	(182.2)

Net increase in borrowings:
	2013 £m	2012 £m	2011 £m
Proceeds from issue of €750 million bonds	624.8	–	–
Proceeds from issue of $500 million bonds	314.2	312.1	319.5
Proceeds from issue of $300 million bonds	–	187.3	–
Repayment of €600 million bonds	(502.1)	–	–
Repayment of convertible bonds	(0.1)	–	–
Decrease in drawings on bank loans	–	(79.7)	–
Repayment of debt acquired	–	(20.0)	(18.1)
Repayment of $30 million TNS private placements	–	(19.2)	–
Net cash inflow	436.8	380.5	301.4

Cash and cash equivalents:
	2013 £m	2012 £m	2011 £m
Cash at bank and in hand	2,099.1	1,721.4	1,833.5
Short-term bank deposits	122.5	223.9	113.1
Overdrafts[1]	(338.4)	(586.0)	(518.4)
Cash and cash equivalents at end of year	1,883.2	1,359.3	1,428.2

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Intangible assets

Goodwill

The movements in 2013 and 2012 were as follows:

£m
Cost:
1 January 2012	9,988.5
Additions[1]	360.8
Revision of earnout estimates	8.6
Exchange adjustments	(315.8)
31 December 2012	10,042.1
Additions[1]	209.0
Revision of earnout estimates	(5.7)
Exchange adjustments	(179.6)
31 December 2013	10,065.8

Accumulated impairment losses and write-downs:
1 January 2012	557.7
Impairment losses for the year	32.0
Exchange adjustments	(4.8)
31 December 2012	584.9
Impairment losses for the year	17.7
Exchange adjustments	(9.6)
31 December 2013	593.0

Net book value:
31 December 2013	9,472.8
31 December 2012	9,457.2
1 January 2012	9,430.8

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

Cash-generating units with significant goodwill as at 31 December 2013 and 2012 are:

	2013 £m	2012 £m
GroupM	2,004.7	1,964.4
Kantar	1,800.9	1,764.0
Wunderman	1,063.7	1,096.9
Y&R Advertising	956.5	984.5
Burson-Marsteller	463.4	480.4
Other	3,183.6	3,167.0
Total goodwill	9,472.8	9,457.2

Other goodwill represents goodwill on a large number of cash- generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

12. Intangible assets (continued)

Other intangible assets

The movements in 2013 and 2012 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2012	1,036.4	1,463.6	253.8	2,753.8
Additions	–	–	39.8	39.8
Disposals	–	–	(19.0)	(19.0)
New acquisitions	–	185.2	1.3	186.5
Other movements[1]	–	12.9	0.3	13.2
Exchange adjustments	(43.3)	(34.1)	(11.9)	(89.3)
31 December 2012	993.1	1,627.6	264.3	2,885.0
Additions	–	–	43.8	43.8
Disposals	–	–	(18.9)	(18.9)
New acquisitions	–	45.5	0.4	45.9
Other movements[1]	–	2.2	0.6	2.8
Exchange adjustments	(35.2)	(8.9)	(6.0)	(50.1)
31 December 2013	957.9	1,666.4	284.2	2,908.5
Amortisation and impairment:
1 January 2012	–	722.2	171.7	893.9
Charge for the year	–	169.6	33.7	203.3
Disposals	–	–	(18.4)	(18.4)
Other movements	–	–	(2.8)	(2.8)
Exchange adjustments	–	(10.2)	(8.2)	(18.4)
31 December 2012	–	881.6	176.0	1,057.6
Charge for the year	–	176.9	32.7	209.6
Disposals	–	–	(17.7)	(17.7)
Other movements	–	–	1.4	1.4
Exchange adjustments	–	(5.7)	(4.5)	(10.2)
31 December 2013	–	1,052.8	187.9	1,240.7
Net book value:
31 December 2013	957.9	613.6	96.3	1,667.8
31 December 2012	993.1	746.0	88.3	1,827.4
1 January 2012	1,036.4	741.4	82.1	1,859.9

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

Acquired intangible assets at net book value at 31 December 2013 include brand names of £386.8 million (2012: £408.8 million), customer-related intangibles of £206.5 million (2012: £287.7 million), and other assets (including proprietary tools) of £20.3 million (2012: £49.5 million).

The total amortisation and impairment of acquired intangible assets of £179.8 million (2012: £171.9 million) includes £2.9 million (2012: £2.3 million) in relation to associates.

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

The goodwill impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill was supported by the net

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

present value of future cash flows, using a pre-tax discount rate of 9.5% (2012: 9.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2012: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £23.3 million (2012: £32.0 million) relates to a number of under-performing businesses in the Group, of which £5.6 million (2012: nil) is in relation to associates. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

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

13. Property, plant and equipment

The movements in 2013 and 2012 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:
1 January 2012	12.4	73.1	713.9	369.7	612.2	1,781.3
Additions	29.7	71.2	79.6	34.6	83.3	298.4
New acquisitions	–	–	2.3	1.8	4.4	8.5
Disposals	(4.0)	(26.3)	(79.8)	(54.0)	(81.8)	(245.9)
Exchange adjustments	(1.0)	(0.4)	(29.7)	(18.7)	(25.5)	(75.3)
31 December 2012	37.1	117.6	686.3	333.4	592.6	1,767.0
Additions	–	8.8	92.2	44.2	85.4	230.6
New acquisitions	–	–	0.6	4.2	2.6	7.4
Disposals	–	(1.6)	(27.9)	(35.8)	(57.8)	(123.1)
Exchange adjustments	–	(19.0)	(9.9)	(20.2)	(17.0)	(66.1)
31 December 2013	37.1	105.8	741.3	325.8	605.8	1,815.8

Depreciation:
1 January 2012	–	29.5	343.1	225.6	454.8	1,053.0
Charge for the year	–	3.2	62.3	40.6	84.9	191.0
Disposals	–	(14.3)	(56.5)	(47.6)	(78.0)	(196.4)
Exchange adjustments	–	(0.6)	(14.3)	(13.2)	(20.8)	(48.9)
31 December 2012	–	17.8	334.6	205.4	440.9	998.7
Charge for the year	–	4.0	68.4	41.9	87.7	202.0
Disposals	–	(1.3)	(23.9)	(34.3)	(57.9)	(117.4)
Exchange adjustments	–	(0.7)	(6.2)	(21.3)	(12.6)	(40.8)
31 December 2013	–	19.8	372.9	191.7	458.1	1,042.5

Net book value:
31 December 2013	37.1	86.0	368.4	134.1	147.7	773.3
31 December 2012	37.1	99.8	351.7	128.0	151.7	768.3
1 January 2012	12.4	43.6	370.8	144.1	157.4	728.3

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £31.6 million (2012: £47.0 million).

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2013 and 2012 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2012	392.2	409.1	801.3	190.8
Additions	32.1	–	32.1	24.8
Goodwill arising on acquisition of new associates	–	54.5	54.5	–
Share of results of associate undertakings (note 4)	69.4	–	69.4	–
Dividends and other movements	(49.3)	15.8	(33.5)	–
Exchange adjustments	(28.7)	(29.6)	(58.3)	(6.1)
Disposals	(9.6)	–	(9.6)	(14.4)
Reclassification from subsidiaries	35.2	2.9	38.1	–
Revaluation of other investments	–	–	–	(3.5)
Amortisation of other intangible assets	–	(2.3)	(2.3)	–
Write-downs	(0.7)	(3.8)	(4.5)	(15.1)
31 December 2012	440.6	446.6	887.2	176.5
Additions	11.5	–	11.5	28.5
Goodwill arising on acquisition of new associates	–	13.9	13.9	–
Share of results of associate undertakings (note 4)	68.1	–	68.1	–
Dividends and other movements	(73.1)	16.7	(56.4)	–
Exchange adjustments	(40.0)	(52.3)	(92.3)	(1.4)
Disposals	–	(7.6)	(7.6)	(5.0)
Reclassification to subsidiaries	(11.3)	(11.4)	(22.7)	–
Revaluation of other investments	–	–	–	72.0
Amortisation of other intangible assets	–	(2.9)	(2.9)	–
Goodwill impairment	–	(5.6)	(5.6)	–
Write-downs	(0.4)	–	(0.4)	–
31 December 2013	395.4	397.4	792.8	270.6

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

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2013 included:

	% owned	Country of incorporation
Asatsu-DK Inc.	24.6	Japan
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
CHI & Partners Limited	49.9	UK
Chime Communications Plc[1]	17.7	UK
CTR Market Research Co., Ltd	46.0	China
CVSC Sofres Media Co Limited	40.0	China
GIIR Inc.	29.9	Korea
Globant SA	21.5	Argentina
Grass Roots Group plc	44.8	UK
High Co SA	34.1	France
IBOPE Latinoamericana, SA	41.8	Brazil
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	20.0	Australia
The Jupiter Drawing Room (Proprietary) Limited	49.0	South Africa
WVI Marketing Communications Group Limited	50.0	Russia

Note

[1]	Although the group holds less than 20% of Chime Communications Plc, it is considered to be an associate as the Group exercises significant influence by virtue of a position on the Board of Directors.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2013 was as follows: Asatsu-DK Inc: £148.3 million, Chime Communications Plc: £58.4 million, GIIR Inc: £22.0 million, High Co SA: £15.0 million, and STW Communications Group Limited: £63.6 million (2012: Asatsu-DK Inc: £150.7 million, Chime Communications Plc: £40.0 million, GIIR Inc: £18.3 million, High Co SA: £15.2 million, Scangroup Limited: £40.6 million, and STW Communications Group Limited: £53.2 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2013 was as follows: Asatsu-DK Inc: £155.3 million, Chime Communications Plc: £34.7 million, GIIR Inc: £28.2 million, High Co SA: £31.6 million, and STW Communications Group Limited: £66.5 million (2012: Asatsu-DK Inc: £197.0 million, Chime Communications Plc: £36.8 million, GIIR Inc: £26.7 million, High Co SA: £32.4 million, Scangroup Limited: £21.0 million, and STW Communications Group Limited: £67.8 million).

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2013.

	2013 £m	2012 £m	2011 £m
Income statement
Revenue	2,366.7	2,268.0	2,127.2
Operating profit	274.8	262.1	293.7
Profit before taxation	261.5	262.8	316.5
Profit for the year	188.8	176.5	190.5

	2013 £m	2012 £m
Balance sheet
Assets	5,027.4	4,956.5
Liabilities	(2,411.9)	(2,424.0)
Net assets	2,615.5	2,532.5

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £27.3 million (2012: £18.8 million).

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

15. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2013
Deferred tax assets	224.3	(104.9)	119.4
Deferred tax liabilities	(755.6)	104.9	(650.7)
	(531.3)	–	(531.3)
2012
Deferred tax assets	221.2	(130.0)	91.2
Deferred tax liabilities	(810.3)	130.0	(680.3)
	(589.1)	–	(589.1)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2013 and 2012:

	Tax losses £m	Retirement benefit obligations £m	Property, plant & equipment £m	Share- based pay- ments £m	Other temporary differences £m	Total £m
1 January 2012	31.6	13.5	2.7	34.7	68.9	151.4
Credit/(charge) to income	5.7	3.0	41.2	9.9	(0.2)	59.6
Credit to other comprehensive income	–	7.7	–	–	–	7.7
Credit to equity	–	–	–	13.3	–	13.3
Transfer to corporation tax	–	–	–	–	3.9	3.9
Exchange adjustments	(1.7)	(0.5)	(0.2)	(2.0)	(10.3)	(14.7)
31 December 2012	35.6	23.7	43.7	55.9	62.3	221.2
(Charge)/credit to income	(7.3)	–	(12.3)	3.0	(2.2)	(18.8)
Charge to other comprehensive income	–	(1.2)	–	–	–	(1.2)
Credit to equity	–	–	–	30.2	–	30.2
Exchange adjustments	(3.1)	(3.5)	(0.1)	(2.8)	2.4	(7.1)
31 December 2013	25.2	19.0	31.3	86.3	62.5	224.3

Other temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2013 the balance related to temporary differences in relation to accounting provisions, tax credits, and tax deductible goodwill.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2013 and 2012:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Other temporary differences £m	Total £m
1 January 2012	662.5	22.9	110.5	0.1	10.8	806.8
Acquisition of subsidiaries	59.4	–	–	–	1.9	61.3
(Credit)/ charge to income	(71.8)	1.5	21.1	30.2	(2.2)	(21.2)
Exchange adjustments	(25.4)	(3.4)	(5.9)	–	(1.9)	(36.6)
31 December 2012	624.7	21.0	125.7	30.3	8.6	810.3
Acquisition of subsidiaries	13.5	–	–	–	–	13.5
(Credit)/ charge to income	(58.9)	1.8	13.5	(0.2)	(2.3)	(46.1)
Credit to equity	–	–	–	–	(1.9)	(1.9)
Exchange adjustments	(14.7)	(1.3)	(3.7)	(0.5)	–	(20.2)
31 December 2013	564.6	21.5	135.5	29.6	4.4	755.6

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

At the balance sheet date, the Group has gross tax losses and other temporary differences of £5,391.0 million (2012: £4,730.9 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £710.8 million (2012: £687.9 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,680.2 million (2012: £4,043.0 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £280.0 million that will expire by 2023, £27.1 million that will expire by 2027, £60.1 million that will expire by 2029, £10.6 million that will expire by 2032 and £3,086.9 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,938.3 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2013 £m	2012 £m
Work in progress	288.9	343.3
Inventory	15.6	4.9
	304.5	348.2

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2013 £m	2012 £m
Trade receivables (net of bad debt provision)	5,986.5	6,204.2
VAT and sales taxes recoverable	82.0	75.6
Prepayments and accrued income	2,533.3	2,232.2
Fair value derivatives	57.9	28.5
Other debtors	428.4	466.5
	9,088.1	9,007.0

The ageing of trade receivables and other financial assets is as follows:

2013	Carrying amount at 31 December 2013 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,986.5	3,942.6	1,337.9	570.3	114.1	20.7	0.9
Other financial assets	416.0	282.2	68.3	18.1	12.5	12.2	22.7
	6,402.5	4,224.8	1,406.2	588.4	126.6	32.9	23.6

2012	Carrying amount at 31 December 2012 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,204.2	3,942.5	1,447.2	659.2	140.1	9.5	5.7
Other financial assets	467.4	311.3	77.0	35.7	7.4	10.1	25.9
	6,671.6	4,253.8	1,524.2	694.9	147.5	19.6	31.6

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

17. Trade and other receivables (continued)

Amounts falling due after more than one year:

	2013 £m	2012 £m
Prepayments and accrued income	24.5	29.5
Other debtors	78.7	73.9
Fair value of derivatives	55.3	141.7
	158.5	245.1

Movements on bad debt provisions were as follows:

	2013 £m	2012 £m	2011 £m
Balance at beginning of year	105.3	125.7	114.6
New acquisitions	2.1	0.7	4.0
Charged to operating costs	26.3	18.1	31.1
Exchange adjustments	(1.7)	(4.1)	(1.9)
Utilisations and other movements	(39.2)	(35.1)	(22.1)
Balance at end of year	92.8	105.3	125.7

The allowance for bad and doubtful debts is equivalent to 1.5% (2012: 1.7%, 2011: 2.0%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2013 £m	2012 £m
Trade payables	7,150.2	7,227.5
Other taxation and social security	415.3	433.6
Payments due to vendors (earnout agreements)	49.7	33.4
Liabilities in respect of put option agreements with vendors	53.5	64.3
Deferred income	917.8	880.2
Fair value of derivatives	41.8	31.6
Share purchases – close period commitments	–	18.2
Other creditors and accruals	2,082.4	2,219.0
	10,710.7	10,907.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2013 £m	2012 £m
Payments due to vendors (earnout agreements)	143.8	160.6
Liabilities in respect of put option agreements with vendors	85.6	80.0
Fair value of derivatives	19.9	79.7
Other creditors and accruals	208.3	191.7
	457.6	512.0

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

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year (continued)

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2013 £m	2012 £m
Within one year	49.7	33.4
Between one and two years	26.1	35.7
Between two and three years	44.1	28.7
Between three and four years	54.0	30.4
Between four and five years	12.9	63.8
Over five years	6.7	2.0
	193.5	194.0

	2013 £m	2012 £m
At the beginning of the year	194.0	234.1
Earnouts paid (note 11)	(27.7)	(85.7)
New acquisitions	51.9	61.5
Revision of estimates taken to goodwill (note 12)	(5.7)	8.6
Revaluation of payments due to vendors (note 6)	(15.8)	(15.2)
Exchange adjustments	(3.2)	(9.3)
At the end of the year	193.5	194.0

As of 31 December 2013, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £289 million (2012: £nil to £322 million) and £nil to £1,042 million (2012: £nil to £819 million), respectively. The increase in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements related to new acquisitions partially offset by earnout arrangements that have completed and payments made on active arrangements during the year.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2013 £m	2012 £m
Bank overdrafts	338.4	586.0
Corporate bonds and bank loans	603.0	499.9
	941.4	1,085.9

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than 1 year:

	2013 £m	2012 £m
Corporate bonds and bank loans	3,520.6	3,680.6

The Group estimates that the fair value of convertible and corporate bonds is £4,344.9 million at 31 December 2013 (2012: £4,759.7 million). The Group considers that the carrying amount of bank loans approximates their fair value. The fair values of the corporate bonds are based on quoted market prices.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2013 £m	2012 £m
Within one year	941.4	1,085.9
Between one and two years	424.2	1,071.2
Between two and three years	618.5	408.4
Between three and four years	424.8	607.8
Between four and five years	–	433.0
Over five years	2,053.1	1,160.2
	4,462.0	4,766.5

21. Provisions for liabilities and charges

The movements in 2013 and 2012 were as follows:

	Property £m	Other £m	Total £m
1 January 2012	48.3	105.7	154.0
Charged to the income statement	8.9	14.8	23.7
Acquisitions	0.7	11.4	12.1
Utilised	(8.0)	(18.8)	(26.8)
Released to the income statement	(6.8)	(5.4)	(12.2)
Transfers	(0.7)	(7.7)	(8.4)
Exchange adjustments	(1.1)	(4.7)	(5.8)
31 December 2012	41.3	95.3	136.6
Charged to the income statement	11.5	13.8	25.3
Acquisitions[1]	2.7	14.7	17.4
Utilised	(7.6)	(11.3)	(18.9)
Released to the income statement	(9.1)	(4.6)	(13.7)
Transfers	(0.7)	6.4	5.7
Exchange adjustments	(0.8)	(3.9)	(4.7)
31 December 2013	37.3	110.4	147.7

Note

[1]

Acquisitions include £3.5 million of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2013 £m	2012 £m	2011 £m
Share-based payments	105.4	92.8	78.8

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2013, there was £167.6 million (2012: £167.0 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a period of one to two years.

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

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2012, 2011, 2010 and 2009 grants is five shares for each investment share. The 2009 Renewed LEAP plan vested in February 2014 at a match of 4.37 shares for each investment share. The last LEAP III award was granted in 2012 and no further awards will be made following the introduction of the EPSP.

Notes to the consolidated financial statements (continued)

22. Share-based payments (continued)

Executive Performance Share Plan (EPSP)

The first grant of restricted stock under the EPSP was made in 2013. This scheme is intended to reward and incentivise the most senior executives of the Group and has effectively replaced LEAP III. The performance period is five complete financial years, commencing with the financial year in which the award is granted. Grant date will usually be in the first half of the first performance year, with vest date in the March following the end of the five-year performance period. Vesting is conditional on continued employment throughout the vesting period.

There are three performance criteria, each constituting one-third of the vesting value, and each measured over this five-year period:

(i) TSR against a comparator group of companies. Threshold performance (equating to ranking in the 50th percentile of the comparator group) will result in 20% vesting of the part of the award dependent on TSR. The maximum vest of 100% will arise if performance ranks in the 90th percentile, with a sliding scale of vesting for performance between threshold and maximum.

(ii) Headline diluted earnings per share. Threshold performance (7% compound annual growth) will again result in a 20% vest. Maximum performance of 14% compound annual growth will give rise to a 100% vest, with a sliding vesting scale for performance between threshold and maximum.

(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of share owners’ equity. Threshold of 10% average annual ROE, maximum of 14%, with a sliding scale for performance in between. Threshold again gives rise to a 20% vest, with 100% for maximum.

Performance Share Awards (PSA)

Grants of restricted stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

This scheme provides annual grants of restricted stock to well over 1,000 key executives of the Group. Vesting is conditional on continued employment over the three-year vesting period.

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

Market/non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP, LEAP III and EPSP schemes are subject to a number of performance conditions, including TSR, a market-based condition.

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

22. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2013 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2013 number m
Renewed LEAP/ LEAP III[1]	4.6	3.5	–	(4.3)	3.8
Executive Performance Share Plan (EPSP)	–	2.5	–	–	2.5
Performance Share Awards (PSA)	7.0	2.0	(0.3)	(3.5)	5.2
Leaders, Partners and High Potential Group	9.8	2.2	(0.7)	(3.0)	8.3
Weighted average fair value (pence per share):
Renewed LEAP/ LEAP III[1]	683p	375p	725p	375p	749p
Executive Performance Share Plan (EPSP)	–	1,122p	–	–	1,122p
Performance Share Awards (PSA)	802p	970p	878p	731p	911p
Leaders, Partners and High Potential Group	740p	1,223p	765p	673p	891p

Note

[1]

The number of shares granted represents the matched shares awarded on vest date for the 2008 Renewed LEAP plan which vested in March 2013. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2013 was £87.1 million (2012: £47.5 million, 2011: £76.5 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2013 £m	2012 £m	2011 £m
Defined contribution plans	124.4	124.9	114.7
Defined benefit plans charge to operating profit	26.9	23.8	20.7
Pension costs (note 5)	151.3	148.7	135.4
Net interest expense on pension plans[1] (note 6)	11.4	11.3	11.2
	162.7	160.0	146.6

Note

[1]	Comparative figures have been restated to reflect the requirements of IAS 19 (amended): Employee Benefits.

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2013.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2013 amounted to £47.8 million (2012: £56.5 million, 2011: £66.8 million). Employer contributions and benefit payments in 2014 are expected to be approximately £80 million.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(a) Assumptions

There are a number of areas in pension accounting that involve judgements made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2013 % pa	2012 % pa	2011 % pa	2010 % pa
UK
Discount rate[1]	4.5	4.2	4.7	5.4
Rate of increase in salaries	3.6	2.9	3.0	3.4
Rate of increase in pensions in payment	4.2	3.9	4.0	4.0
Inflation	2.9	2.4	2.5	3.2
North America
Discount rate[1]	4.5	3.5	4.4	5.1
Rate of increase in salaries	3.0	3.0	3.0	3.0
Inflation	2.5	2.5	2.5	2.5
Western Continental Europe
Discount rate[1]	3.7	3.6	4.8	5.3
Rate of increase in salaries	2.4	2.4	2.7	2.7
Rate of increase in pensions in payment	2.0	2.0	2.0	2.0
Inflation	2.0	2.0	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.4	4.1	4.8	4.0
Rate of increase in salaries	5.9	6.1	5.7	4.4
Inflation	4.5	4.7	4.8	5.1

Note

[1]

Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.

For the Group’s pension plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset class risk.

Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.

At 31 December 2013, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	21.9	20.5	24.1	20.6	19.3
– current pensioners (at age 65) – female	23.9	22.7	25.4	23.6	24.7
– future pensioners (current age 45) – male	24.1	22.6	26.2	23.0	19.3
– future pensioners (current age 45) – female	25.9	24.6	27.6	25.5	24.7

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

The life expectancies after age 65 at 31 December 2012 were 21.9 years and 23.9 years for male and female current pensioners (at age 65) respectively, and 24.1 years and 26.0 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next 10 years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	12.4	10.4	13.4	15.9	5.6
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	50.9	25.8	16.1	7.2	1.8
Benefits expected to be paid in 2015	52.5	27.5	16.0	7.4	1.6
Benefits expected to be paid in 2016	59.3	26.7	18.4	7.4	6.8
Benefits expected to be paid in 2017	52.9	25.6	17.7	7.7	1.9
Benefits expected to be paid in 2018	53.4	24.9	18.3	8.1	2.1
Benefits expected to be paid in the next five years	292.1	135.1	100.9	43.8	12.3

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability in its entirety, the measurement of which is driven by a number of factors including, in addition to the assumptions below, the fair value of plan assets.

The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant so that interdependencies between the assumptions are excluded. The methodology applied is consistent with that used to determine the recognised defined benefit obligation. The sensitivity analysis for inflation is not shown as it is an underlying assumption to build the pension and salary increase assumptions. Changing the inflation assumption on its own without changing the salary or pension assumptions will not result in a significant change in pension liabilities.

Sensitivity analysis of significant actuarial assumptions	Increase/(decrease) in benefit obligation 2013 £m
Discount rate
Increase by 25 basis points
UK	(10.8)
North America	(9.9)
Western Continental Europe	(7.1)
Other[1]	(0.5)
Decrease by 25 basis points
UK	11.5
North America	10.1
Western Continental Europe	7.5
Other[1]	0.4
Rate of increase in salaries
Increase by 25 basis points
UK	0.2
North America	–
Western Continental Europe	1.1
Other[1]	0.4
Decrease by 25 basis points
UK	(0.1)
North America	(0.1)
Western Continental Europe	(1.1)
Other[1]	(0.5)
Rate of increase in pensions in payment
Increase by 25 basis points
UK	2.2
Western Continental Europe	4.9
Decrease by 25 basis points
UK	(2.1)
Western Continental Europe	(4.7)
Life expectancy
Increase in longevity by one additional year
UK	11.5
North America	4.5
Western Continental Europe	3.8
Other[1]	–

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2013 £m	%	2012 £m	%	2011 £m	%
Equities	147.7	20.3	145.0	20.4	168.7	25.8
Bonds	405.8	55.9	282.3	39.8	271.4	41.5
Insured annuities	68.7	9.5	74.5	10.5	67.6	10.4
Property	1.0	0.1	0.8	0.1	9.4	1.4
Cash[1]	37.0	5.1	150.9	21.3	84.9	13.0
Other[1]	66.0	9.1	56.3	7.9	51.7	7.9
Total fair value of assets	726.2	100.0	709.8	100.0	653.7	100.0
Present value of liabilities	(972.8)		(1,044.1)		(934.5)
Deficit in the plans	(246.6)		(334.3)		(280.8)
Irrecoverable surplus	(0.9)		(1.0)		(1.1)
Unrecognised past service cost[2]	–		(0.3)		(0.4)
Net liability[3]	(247.5)		(335.6)		(282.3)
Plans in surplus	17.7		1.5		5.6
Plans in deficit	(265.2)		(337.1)		(287.9)

Notes

[1]	In the 2012 and 2011 financial statements these were presented in ‘cash and other’.
[2]

In accordance with IAS 19 (amended) past service costs are recognized immediately in the income statement when the related plan amendment occurs. Prior years have not been restated as the impact to the financial statements would be immaterial.

[3]	The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £631.3 million, £871.2 million and £239.9 million in 2010 and £588.1 million, £836.1 million and £248.0 million in 2009, respectively.

Surplus/(deficit) in plans by region	2013 £m	2012 £m	2011 £m
UK	11.3	(9.4)	(1.6)
North America	(136.7)	(193.8)	(172.5)
Western Continental Europe	(96.0)	(100.0)	(84.5)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(25.2)	(31.1)	(22.2)
Deficit in the plans	(246.6)	(334.3)	(280.8)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December 2013, 2012 and 2011 between funded and unfunded pension plans.

	2013 Surplus/ (deficit) £m	2013 Present value of liabilities £m	2012 Deficit £m	2012 Present value of liabilities £m	2011 Deficit £m	2011 Present value of liabilities £m
Funded plans by region
UK	11.3	(346.4)	(9.4)	(366.6)	(1.6)	(327.8)
North America	(68.8)	(334.2)	(115.6)	(375.0)	(93.1)	(340.2)
Western Continental Europe	(41.6)	(135.4)	(45.5)	(129.1)	(36.4)	(108.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.0)	(14.3)	(5.1)	(14.7)	(2.3)	(11.1)
Deficit/liabilities in the funded plans	(104.1)	(830.3)	(175.6)	(885.4)	(133.4)	(787.1)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(67.9)	(67.9)	(78.2)	(78.2)	(79.4)	(79.4)
Western Continental Europe	(54.4)	(54.4)	(54.5)	(54.5)	(48.1)	(48.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(20.2)	(20.2)	(26.0)	(26.0)	(19.9)	(19.9)
Deficit/liabilities in the unfunded plans	(142.5)	(142.5)	(158.7)	(158.7)	(147.4)	(147.4)
Deficit/liabilities in the plans	(246.6)	(972.8)	(334.3)	(1,044.1)	(280.8)	(934.5)

In accordance with IAS 19 (amended), plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2013 £m	2012 £m	2011 £m
Service cost[1]	24.8	23.8	20.7
Administrative expenses[2]	2.1	–	–
Charge to operating profit	26.9	23.8	20.7
Net interest expense on pension plans[3]	11.4	11.3	11.2
Charge to profit before taxation for defined benefit plans	38.3	35.1	31.9
Return on plan assets (excluding interest income)[2,4]	3.2	40.1	(5.7)
Experience gain/(loss) arising on the plan liabilities	0.4	(1.6)	(3.9)
Changes in demographic assumptions underlying the present value of the plan liabilities	13.5	(26.0)	–
Changes in financial assumptions underlying the present value of the plan liabilities	58.9	(96.5)	(62.2)
Change in irrecoverable surplus	0.2	0.1	(0.2)
Actuarial gain/(loss) recognised in OCI	76.2	(83.9)	(72.0)

Notes

[1]

Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments. In the 2012 and 2011 financial statements these were presented as separate line items.

[2]

In accordance with IAS 19 (amended) administrative expenses are included in operating expenses. Administrative expenses of £2.3 million in 2012 and £2.1 million in 2011 were included as a reduction in expected return on plan assets. Prior years have not been restated as the impact to the financial statements would be immaterial.

[3]

Interest cost on pension plan liabilities and expected return on plan assets reported in previous years have been replaced with a net interest amount. Presentation of prior year comparative figures has been revised to reflect these requirements.

[4]	Gain/(loss) on pension plan assets relative to expected return for years prior to 2013.

23. Provision for post-employment benefits (continued)

As at 31 December 2013 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £260.4 million (2012: £336.6 million, 2011: £252.7 million). Of this amount, a net loss of £159.3 million was recognised since the 1 January 2004 adoption of IAS 19.

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2013 £m	2012 £m	2011 £m
Plan liabilities at beginning of year	1,044.1	934.5	871.2
Service cost[1]	24.8	23.8	20.7
Interest cost	39.7	41.3	43.8
Actuarial (gain)/loss
Effect of changes in demographic assumptions	(13.5)	26.0	–
Effect of changes in financial assumptions	(58.9)	96.5	62.2
Effect of experience adjustments	(0.4)	1.6	3.9
Benefits paid	(54.5)	(56.9)	(59.5)
Gain due to exchange rate movements	(5.0)	(25.3)	(2.0)
Settlement payments	(2.9)	(1.7)	(13.7)
Other[1,2]	(0.6)	4.3	7.9
Plan liabilities at end of year	972.8	1,044.1	934.5

Notes

[1]

Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments. In the 2012 and 2011 financial statements the past service costs related to plan amendments and (gain)/loss on settlements and curtailments were presented in ‘other’.

[2]

Other includes disposals, acquisitions, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2013 £m	2012 £m	2011 £m
Fair value of plan assets at beginning of year	709.8	653.7	631.3
Interest income on plan assets[1]	28.3	30.0	32.6
Return on plan assets (excluding interest income)[2,3]	3.2	40.1	(5.7)
Employer contributions	47.8	56.5	66.8
Benefits paid	(54.5)	(56.9)	(59.5)
Loss due to exchange rate movements	(4.8)	(13.9)	(1.3)
Settlement payments	(2.9)	(1.9)	(13.5)
Administrative expenses[3]	(2.1)	–	–
Other[4]	1.4	2.2	3.0
Fair value of plan assets at end of year	726.2	709.8	653.7
Actual return on plan assets	31.5	70.1	26.9

Notes

[1]	Expected return for years prior to 2013.
[2]	Gain/(loss) on pension plan assets relative to expected return for years prior to 2013.
[3]

In accordance with IAS 19 (amended) administrative expenses are included in operating expenses. Administrative expenses of £2.3 million in 2012 and £2.1 million in 2011 were included as a reduction in expected return on plan assets. Prior years have not been restated as the impact to the financial statements would be immaterial.

[4]

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

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 100.0% of the Group’s gross indebtedness at 31 December 2013 (at $3,993 million, £300 million and €1,730 million) and 98.7% of the Group’s average gross debt during the course of 2013 (at $3,587 million, £502 million and €1,622 million).

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

Including the effect of interest rate and cross-currency swaps, 90.3% of the year-end US dollar debt is at fixed rates averaging 5.54% for an average period of 119 months; 33.3% of the sterling debt is at a fixed rate of 7.5% for an average period of 62 months; and 92.5% of the euro debt is at fixed rates averaging 4.86% for an average period of 70 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2013 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

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

At 31 December 2013, the Group has access to £5.3 billion of committed bank facilities with maturity dates spread over the years 2013 to 2042 as illustrated below:

	£m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
US bond $500m (5.625% ’43)	301.8					301.8
US bond $300m (5.125% ’42)	181.1					181.1
Eurobonds €750m (3.0% ’23)	624.3					624.3
US bond $500m (3.625% ’22)	301.8					301.8
US bond $812m (4.75% ’21)	490.4					490.4
£ bonds £200m (6.375% ’20)	200.0					200.0
£ bonds £400m (6.0% ’17)	400.0				400.0
Bank revolver ($1,200m and £475m)	1,199.4			1,199.4
Eurobonds €750m (6.625% ’16)	624.3			624.3
Eurobonds €500m (5.25% ’15)	416.2		416.2
US bond $600m (8.0% ’14)	362.2	362.2
US bond $369m (5.875% ’14)	222.5	222.5
TNS private placements $25m	15.1	15.1
Total committed facilities available	5,339.1	599.8	416.2	1,823.7	400.0	2,099.4
Drawn down facilities at 31 December 2013	4,139.7	599.8	416.2	624.3	400.0	2,099.4
Undrawn committed credit facilities	1,199.4

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 7% of total trade receivables as at 31 December 2013.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

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

	2013 £m	2012 £m
US dollar	61.2	85.3
Euro	44.4	69.8

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2013 would increase profit before tax by approximately £13.7 million (2012: £4.0 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2013, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £7.4 million (2012: £44.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £50.6 million (2012: £60.8 million) assets included in trade and other receivables and £58.0 million (2012: £105.2 million) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a credit of £56.1 million (2012: credit of £42.7 million) for net investment hedges and a charge of £32.1 million (2012: £1.0 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £12.9 million (2012: loss of £9.4 million, 2011: gain of £3.1 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £36.9 million gain on hedging instruments and a £24.0 million loss on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £52.5 million (2012: £63.6 million). The Group estimates the fair value of these contracts to be a net asset of £1.2 million (2012: £0.5 million).

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

The fair value of interest rate swaps entered into at 31 December 2013 is estimated to be a net asset of approximately £57.7 million (2012: £102.8 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £61.2 million (2012: £108.7 million) assets included in trade and other receivables and £3.5 million (2012: £5.9 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a loss of £2.4 million (2012: gain of £0.6 million, 2011: loss of £9.5 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £44.4 million loss on hedging instruments and a £42.0 million gain on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2013
Other investments	–	–	–	270.6	–	270.6
Cash and short-term deposits	–	–	2,221.6	–	–	2,221.6
Bank overdrafts and loans	–	–	–	–	(941.4)	(941.4)
Bonds and bank loans	–	–	–	–	(3,520.6)	(3,520.6)
Trade and other receivables: amounts falling due within one year	–	–	6,350.5	–	–	6,350.5
Trade and other receivables: amounts falling due after more than one year	–	–	55.2	–	–	55.2
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,197.4)	(7,197.4)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(4.7)	(4.7)
Derivative assets	111.8	1.4	–	–	–	113.2
Derivative liabilities	(61.5)	(0.2)	–	–	–	(61.7)
Payments due to vendors (earnout agreements)	–	(193.5)	–	–	–	(193.5)
Liabilities in respect of put options	–	(139.1)	–	–	–	(139.1)
	50.3	(331.4)	8,627.3	270.6	(11,664.1)	(3,047.3)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2012
Other investments	–	–	–	176.5	–	176.5
Cash and short-term deposits	–	–	1,945.3	–	–	1,945.3
Bank overdrafts and loans	–	–	–	–	(1,085.9)	(1,085.9)
Bonds and bank loans	–	–	–	–	(3,680.6)	(3,680.6)
Trade and other receivables: amounts falling due within one year	–	–	6,605.4	–	–	6,605.4
Trade and other receivables: amounts falling due after more than one year	–	–	69.7	–	–	69.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,306.5)	(7,306.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(14.2)	(14.2)
Derivative assets	169.5	0.7	–	–	–	170.2
Derivative liabilities	(111.1)	(0.2)	–	–	–	(111.3)
Share purchases – close period commitments	–	(18.2)	–	–	–	(18.2)
Payments due to vendors (earnout agreements)	–	(194.0)	–	–	–	(194.0)
Liabilities in respect of put options	–	(144.3)	–	–	–	(144.3)
	58.4	(356.0)	8,620.4	176.5	(12,087.2)	(3,587.9)

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

25. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2013
Derivatives in designated hedge relationships
Derivative assets	–	111.8	–	111.8
Derivative liabilities	–	(61.5)	–	(61.5)
Held for trading
Derivative assets	–	1.4	–	1.4
Derivative liabilities	–	(0.2)	–	(0.2)
Payments due to vendors (earnout agreements) (note 19)	–	–	(193.5)	(193.5)
Liabilities in respect of put options	–	–	(139.1)	(139.1)
Available for sale
Other investments	23.0	–	247.6	270.6
	23.0	51.5	(85.0)	(10.5)

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2012
Derivatives in designated hedge relationships
Derivative assets	–	169.5	–	169.5
Derivative liabilities	–	(111.1)	–	(111.1)
Held for trading
Derivative assets	–	0.7	–	0.7
Derivative liabilities	–	(0.2)	–	(0.2)
Share purchases – close period commitments	(18.2)	–	–	(18.2)
Payments due to vendors (earnout agreements) (note 19)	–	–	(194.0)	(194.0)
Liabilities in respect of put options	–	–	(144.3)	(144.3)
Available for sale
Other investments	–	–	176.5	176.5
	(18.2)	58.9	(161.8)	(121.1)

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2012	(168.3)	190.8	22.5
Losses recognised in the income statement	(5.1)	(15.1)	(20.2)
Losses recognised in other comprehensive income	–	(3.5)	(3.5)
Exchange adjustments	11.6	(6.1)	5.5
Additions	(4.6)	24.8	20.2
Disposals	–	(14.4)	(14.4)
Settlements	22.1	–	22.1
31 December 2012	(144.3)	176.5	32.2
Losses recognised in the income statement	(1.1)	–	(1.1)
Gain recognised in other comprehensive income	–	72.0	72.0
Exchange adjustments	8.9	(1.4)	7.5
Additions	(12.9)	5.5	(7.4)
Disposals	–	(5.0)	(5.0)
Settlements	10.3	–	10.3
31 December 2013	(139.1)	247.6	108.5

Note

[1]	Refer to note 19 for the reconciliation of payments due to vendors (earnout agreements).

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

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) and liabilities in respect of put option agreements are recorded at fair value, which is the present value of the expected cash outflows of the obligations. These obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2013, the weighted average growth rate in estimating future financial performance was 18.7%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £5.1 million and £4.5 million, respectively. An increase in the liability would result in a reduction in the revaluation of financial instruments, while a decrease would result in a further gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2012 – WPP 2012 Limited (formerly WPP plc)	1,750,000,000	175.0
At 31 December 2012 – WPP 2012 Limited (formerly WPP plc)	1,750,000,000	175.0
At 31 December 2013 – WPP plc	1,750,000,000	175.0

Issued and fully paid
At 1 January 2013	1,265,407,107	126.5
Conversion of bond	17,006	–
At 2 January 2013 – shares in WPP 2012 Limited (formerly WPP plc) of 10p each	1,265,424,113	126.5

On formation of WPP plc
Group reconstruction – shares in WPP 2012 Limited (formerly WPP plc) exchange for shares in WPP plc of 10p each	1,265,424,113	126.5
Conversion of bond	76,496,557	7.7
Exercise of share options	6,812,647	0.7
At 31 December 2013	1,348,733,317	134.9

On 2 January 2013 under a scheme of arrangement between WPP 2012 Limited (formerly WPP plc), the former holding company of the Group, and its share owners under Article 125 of the Companies (Jersey) Law 1991, all the issued shares in that company were cancelled and the same number of shares were issued to WPP plc (formerly WPP 2012 plc) in consideration for the allotment to share owners of one ordinary share in WPP plc for each ordinary share in WPP 2012 Limited held on that date.

In the above table the figures up to 2 January 2013 relate to shares in WPP 2012 Limited. Subsequent movements relate to shares in WPP plc.

WPP 2012 plc was incorporated on 25 October 2012 with an authorised share capital of £175,000,000 and 2 issued ordinary shares of 10 pence each. On 2 January 2013 as part of the scheme of arrangement noted above, a further 1,265,424,113 ordinary shares were issued at a price of £8.88 each, whereby WPP 2012 plc became the new holding company of the Group. It was renamed WPP plc.

26. Authorised and issued share capital (continued)

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2013 was 24,048,113 (2012: 22,570,364), and £331.9 million (2012: £200.4 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2013 was 1,370,700 and £18.9 million respectively. There were no ordinary shares held in treasury at 31 December 2012.

Share options

WPP Executive Share Option Scheme

As at 31 December 2013, unexercised options over ordinary shares of 365,841 and unexercised options over ADRs of 88,305 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
21,830	5.520	2008 - 2014
257,032	5.535	2007 - 2014
11,423	5.775	2009 - 2015
10,872	5.818	2008 - 2015
14,304	5.895	2008 - 2015
8,536	5.903	2011 - 2018
14,721	6.718	2009 - 2016
12,447	7.378	2014 - 2021
7,935	7.723	2010 - 2017
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
822	30.410	2011 - 2018
887	50.670	2008 - 2015
68,525	50.800	2007 - 2014
1,073	51.220	2007 - 2014
898	55.740	2008 - 2015
4,350	57.020	2008 - 2015
8,981	58.460	2009 - 2016
844	59.170	2011 - 2018
938	63.900	2009 - 2020
987	75.940	2010 - 2017

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2013, unexercised options over ordinary shares of 11,116,559 and unexercised options over ADRs of 1,417,829 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
10,250	4.819	2011 - 2018
12,750	5.435	2007 - 2014
4,750	5.483	2012 - 2016
254,325	5.483	2012 - 2019
1,375	5.483	2012 - 2020
99,982	5.483	2013 - 2019
20,625	5.608	2012 - 2019
375	5.775	2008 - 2015
7,800	5.913	2011 - 2018
10,375	5.917	2011 - 2018
150,200	6.028	2011 - 2018
40,400	6.195	2008 - 2015
2,134,085	6.268	2014 - 2021
71,826	6.268	2014 - 2018
300,767	6.268	2015 - 2021
625	6.668	2009 - 2017
6,750	6.740	2009 - 2016
82,150	6.938	2009 - 2016
6,500	7.005	2010 - 2017
5,875	7.113	2013 - 2017
741,867	7.113	2013 - 2020
213,851	7.113	2014 - 2020
15,250	7.478	2011 - 2017
52,848	7.543	2014 - 2021
147,575	7.718	2010 - 2017
2,949,258	8.458	2015 - 2022
125,000	13.505	2016 - 2020
3,266,625	13.505	2016 - 2023
382,500	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
73,535	44.560	2012 - 2019
282,144	49.230	2014 - 2021
3,005	49.880	2007 - 2014
127,557	56.560	2013 - 2020
52,110	59.500	2011 - 2018
16,820	59.520	2008 - 2015
28,600	60.690	2009 - 2016
340,678	67.490	2015 - 2022
48,135	75.760	2010 - 2017
445,245	110.760	2016 - 2023

26. Authorised and issued share capital (continued)

24/7 Real Media, Inc. 2002 Stock Incentive Plan

As at 31 December 2013, unexercised options over ADRs of 23,078 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
92	15.8800	2007 - 2014
187	20.0700	2007 - 2015
79	23.1800	2007 - 2015
263	24.2000	2007 - 2014
50	25.1500	2007 - 2014
3,654	27.5000	2007 - 2015
89	38.8700	2007 - 2015
14,980	40.6500	2007 - 2015
115	49.6000	2007 - 2016
89	50.4900	2007 - 2016
78	52.5900	2008 - 2017
157	53.4800	2008 - 2017
314	54.1100	2007 - 2016
944	54.2400	2007 - 2016
314	55.2600	2007 - 2016
74	55.6400	2007 - 2016
157	56.2700	2007 - 2016
574	56.7200	2007 - 2016
157	58.9400	2007 - 2017
393	60.0200	2007 - 2016
78	61.2300	2008 - 2017
108	61.9200	2007 - 2016
54	64.6500	2007 - 2016
78	65.5400	2007 - 2016

Taylor Nelson Sofres Plc 1999 Worldwide Employee Sharesave Plan

As at 31 December 2013, unexercised options over ordinary shares of 81,138 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
76,216	1.7300	2013 - 2015
2,644	2.6500	2012 - 2014
2,278	3.0000	2011 - 2014

The aggregate status of the WPP Share Option Plans during 2013 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2013	Granted	Exercised	Lapsed	Outstanding 31 December 2013	Exercisable 31 December 2013
WPP	2,813,304	3,045	(1,969,302)	(39,681)	807,366	788,178
WWOP	18,819,836	6,080,400	(4,129,291)	(2,565,241)	18,205,704	3,368,609
24/7	153,200	–	(34,220)	(3,590)	115,390	68,160
TNS	775,351	–	(679,834)	(14,379)	81,138	81,138
	22,561,691	6,083,445	(6,812,647)	(2,622,891)	19,209,598	4,306,085

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Weighted-average exercise price for options over

	1 January 2013	Granted	Exercised	Lapsed	Outstanding 31 December 2013	Exercisable 31 December 2013
Ordinary shares (£)
WPP	5.647	10.595	5.598	5.558	5.801	5.675
WWOP	7.163	13.505	6.775	7.536	9.378	6.613
TNS	1.748	–	1.731	2.252	1.796	1.796
ADRs ($)
WPP	50.373	–	49.420	48.593	52.250	52.250
WWOP	58.581	110.760	58.516	59.924	74.990	57.540
24/7	39.735	–	36.298	48.491	40.480	40.363

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.730 – 13.505	9.212	99

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
15.88 – 110.76	73.156	93

As at 31 December 2013 there was £9.9 million (2012: £8.5 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2012: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2013	2012	2011
Fair value of UK options (shares)	160.0p	135.3p	120.6p
Fair value of US options (ADRs)	$12.92	$10.90	$9.20
Weighted average assumptions:
UK Risk-free interest rate	1.20%	0.56%	0.84%
US Risk-free interest rate	0.95%	0.51%	0.67%
Expected life (months)	48	48	48
Expected volatility	20%	27%	30%
Dividend yield	2.8%	2.8%	2.5%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2013 was £11.63 (2012: £8.17, 2011: £7.11) and the weighted average ADR price for the same period was $91.22 (2012: $64.90, 2011: $57.09).

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

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2011	–	(81.7)	14.0	1,250.5	1,182.8
Exchange adjustments on foreign currency net investments	–	–	–	(250.0)	(250.0)
Gain on revaluation of available for sale investments	–	–	11.3	–	11.3
Recognition and remeasurement of financial instruments	–	(5.9)	–	–	(5.9)
Share cancellations	0.7	–	–	–	0.7
31 December 2011	0.7	(87.6)	25.3	1,000.5	938.9
Exchange adjustments on foreign currency net investments	–	–	–	(298.4)	(298.4)
Loss on revaluation of available for sale investments	–	–	(3.5)	–	(3.5)
Recognition and remeasurement of financial instruments	–	2.7	–	–	2.7
Share cancellations	0.7	–	–	–	0.7
Treasury share cancellations	0.6	–	–	–	0.6
Share purchases – close period commitments	–	(18.3)	–	–	(18.3)
31 December 2012	2.0	(103.2)	21.8	702.1	622.7
Reclassification due to Group reconstruction	(2.0)	–	–	–	(2.0)
Reclassification of convertible bond	–	(44.5)	–	–	(44.5)
Deferred tax on convertible bond	–	9.7	–	–	9.7
Exchange adjustments on foreign currency net investments	–	–	–	(356.5)	(356.5)
Gain on revaluation of available for sale investments	–	–	72.0	–	72.0
Recognition and remeasurement of financial instruments	–	(2.4)	–	–	(2.4)
Share purchases – close period commitments	–	18.3	–	–	18.3
31 December 2013	–	(122.1)	93.8	345.6	317.3

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for

Notes to the consolidated financial statements (continued)

28. Acquisitions (continued)

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

Acquisitions in 2013

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.4	45.5	45.9
Property, plant and equipment	7.4	–	7.4
Cash	25.0	–	25.0
Trade receivables due within one year	66.4	(0.8)	65.6
Other current assets	25.0	–	25.0
Total assets	124.2	44.7	168.9
Current liabilities	(76.8)	–	(76.8)
Trade and other payables due after one year	(1.3)	(9.7)	(11.0)
Deferred tax liabilities	0.7	(12.8)	(12.1)
Provisions	(1.5)	(12.4)	(13.9)
Total liabilities	(78.9)	(34.9)	(113.8)
Net assets	45.3	9.8	55.1
Non-controlling interests			(22.8)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(53.0)
Goodwill			225.4
Consideration			204.7
Consideration satisfied by:
Cash			164.1
Payments due to vendors			40.6

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £38.9 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2013 and the date the financial statements have been authorised for issue.

28. Acquisitions (continued)

Acquisitions in 2012

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	1.3	185.2	186.5
Property, plant and equipment	8.5	–	8.5
Cash (net of overdrafts)	48.1	–	48.1
Trade receivables due within one year	66.9	(1.9)	65.0
Other current assets	36.8		36.8
Total assets	161.6	183.3	344.9
Current liabilities	(91.3)	–	(91.3)
Trade and other payables due after one year	(3.3)	(20.2)	(23.5)
Deferred tax liabilities	(1.9)	(59.4)	(61.3)
Provisions	(0.9)	(11.2)	(12.1)
Bank loans	(20.0)	–	(20.0)
Total liabilities	(117.4)	(90.8)	(208.2)
Net assets	44.2	92.5	136.7
Non-controlling interests			(10.2)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(10.3)
Goodwill			385.3
Consideration			501.5
Consideration satisfied by:
Cash			454.4
Payments due to vendors			47.1

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

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.0	117.6	119.6
Property, plant and equipment	14.4	(0.4)	14.0
Cash (net of overdrafts)	98.8	-	98.8
Trade receivables due within one year	211.3	(1.3)	210.0
Other current assets	16.8	1.3	18.1
Total assets	343.3	117.2	460.5
Current liabilities	(283.1)	-	(283.1)
Trade and other payables due after one year	(5.7)	(27.4)	(33.1)
Deferred tax liabilities	-	(37.2)	(37.2)
Provisions	(3.7)	(16.1)	(19.8)
Bank loans	(17.5)	-	(17.5)
Total liabilities	(310.0)	(80.7)	(390.7)
Net assets	33.3	36.5	69.8
Non-controlling interests			(20.7)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(72.6)
Goodwill			454.5
Consideration			431.0
Consideration satisfied by:
Cash			350.6
Payments due to vendors			80.4

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients Goodwill that is expected to be deductible for tax purposes is £126.0 million.

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

31. Reconciliation to non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT:

	2013 £m	2012 £m	2011 £m
Profit before interest and taxation	1,478.4	1,310.5	1,258.3
Amortisation and impairment of acquired intangible assets	179.8	171.9	172.0
Goodwill impairment	23.3	32.0	–
Gains on disposal of investments	(6.0)	(26.8)	(0.4)
Gains on remeasurement of equity on acquisition of controlling interest	(30.0)	(5.3)	(31.6)
Investment write-downs	0.4	19.6	32.8
Cost of changes to corporate structure	–	4.1	–
Gain on sale of freehold property in New York	–	(71.4)	–
Restructuring costs	5.0	93.4	–
Share of exceptional losses/(gains) of associates	10.7	3.0	(2.1)
Headline PBIT	1,661.6	1,531.0	1,429.0
Headline PBIT margin (as a percentage of revenue)	15.1%	14.8%	14.3%
Headline PBIT margin on gross profit[1]	16.5%	16.1%	15.5%

[1]	Headline PBIT as a percentage of gross profit

32. Condensed consolidating financial information

In September 2012, WPP Finance 2010 issued $500 million of 3.625% bonds due September 2022 and $300 million of 5.125% bonds due September 2042, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, and WPP 2005 Limited as subsidiary guarantors.

In November and December 2011, WPP Finance 2010 issued $812 million of 4.75% bonds due November 2021, with WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, and WPP 2005 Limited as subsidiary guarantors. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014 which were issued by WPP Finance (UK). Consequently, the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million from the previous $650 million.

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

On 2 January 2013, under the scheme of arrangement discussed on page F-2, WPP plc completed a reorganization of its corporate structure (“the reorganization”) and WPP 2012 plc (now known as WPP plc) became the new parent company of the Group. The former WPP plc was renamed WPP 2012 Limited and became a wholly owned subsidiary of WPP plc. The reorganization is a transaction between entities under common control and has been accounted for on a carryover basis in the condensed consolidating financial information. Following the reorganization, and at the year ended 31 December 2013, the bonds are guaranteed by WPP plc as parent guarantor and WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited (a company formed as part of the reorganization), and Young & Rubicam Brands US Holdings (only for the $369 million bond) as subsidiary guarantors.

The issuer and guarantors of the bonds (issuers and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance (UK), WPP Finance 2010 and the guarantors is presented beginning on page F-41. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB, except to the extent that, in the parent

Notes to the consolidated financial statements (continued)

32. Condensed consolidating financial information (continued)

company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC. The condensed consolidating financial information has been presented using the guarantor structure as of 31 December 2013. This presentation does not have a significant impact on the columns presented in the condensed consolidating financial information for the year ended 31 December 2012 and 2011, except that the former WPP plc is now called WPP 2012 Limited and is a subsidiary guarantor rather than a parent guarantor.

Although the $600 million, $812 million, $500 million and $300 million bonds do not have the identical subsidiary guarantor structure to the $369 million bonds, the exclusion of the financial information of Young & Rubicam Brands US Holdings has no financial impact on the columns presented in the condensed consolidating financial information for the years ended 31 December 2013, 2012 and 2011, as it is an indirect wholly owned subsidiary of WPP Jubilee Limited with no operations or cash flows of its own and its sole assets are its interests in certain operating subsidiaries.

In the event that WPP Finance (UK) and WPP Finance 2010 fail to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited or Young & Rubicam Brands US Holdings to make payment pursuant to the terms of its full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited or Young & Rubicam Brands US Holdings in obtaining reimbursement for any such payments from WPP Finance (UK) and WPP Finance 2010.

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	11,019.4	—	11,019.4
Direct costs	—	—	—	—	(943.3)	—	(943.3)
Gross profit	—	—	—	—	10,076.1	—	10,076.1
Operating costs	(27.5)	(26.2)	—	—	(8,612.1)	—	(8,665.8)
Operating profit/(loss)	(27.5)	(26.2)	—	—	1,464.0	—	1,410.3
Share of results of subsidiaries	1,058.2	1,203.3	(2.4)	—	—	(2,259.1)	—
Share of results of associates	—	—	—	—	68.1	—	68.1
Profit/(loss) before interest and taxation	1,030.7	1,177.1	(2.4)	—	1,532.1	(2,259.1)	1,478.4
Finance income	13.0	32.4	45.4	47.5	94.3	(168.3)	64.3
Finance costs	(117.2)	(155.8)	(55.6)	(49.9)	(57.7)	168.3	(267.9)
Revaluation of financial instruments	10.0	3.2	—	—	7.8	—	21.0
Profit/(loss) before taxation	936.5	1,056.9	(12.6)	(2.4)	1,576.5	(2,259.1)	1,295.8
Taxation	—	1.3	—	—	(285.0)	—	(283.7)
Profit/(loss) for the year	936.5	1,058.2	(12.6)	(2.4)	1,291.5	(2,259.1)	1,012.1
Attributable to:
Equity holders of the parent	936.5	1,058.2	(12.6)	(2.4)	1,215.9	(2,259.1)	936.5
Non-controlling interests	—	—	—	—	75.6	—	75.6
	936.5	1,058.2	(12.6)	(2.4)	1,291.5	(2,259.1)	1,012.1

For the year ended 31 December 2012, £m

	WPP plc	Subsidiary Guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	10,373.1	—	10,373.1
Direct costs	—	—	—	—	(858.3)	—	(858.3)
Gross profit	—	—	—	—	9,514.8	—	9,514.8
Operating costs	(5.7)	(79.5)	(0.1)	—	(8,188.4)	—	(8,273.7)
Operating profit/(loss)	(5.7)	(79.5)	(0.1)	—	1,326.4	—	1,241.1
Share of results of subsidiaries	877.7	1,135.5	(1.7)	—	—	(2,011.5)	—
Share of results of associates	—	—	—	—	69.4	—	69.4
Profit/(loss) before interest and taxation	872.0	1,056.0	(1.8)	—	1,395.8	(2,011.5)	1,310.5
Finance income[3]	—	63.6	41.4	30.2	101.9	(181.2)	55.9
Finance costs[3]	(49.3)	(244.0)	(54.8)	(31.9)	(71.0)	181.2	(269.8)
Revaluation of financial instruments	—	(0.5)	—	—	(4.2)	—	(4.7)
Profit/(loss) before taxation	822.7	875.1	(15.2)	(1.7)	1,422.5	(2,011.5)	1,091.9
Taxation	—	2.6	—	—	(199.8)	—	(197.2)
Profit/(loss) for the year	822.7	877.7	(15.2)	(1.7)	1,222.7	(2,011.5)	894.7
Attributable to:
Equity holders of the parent	822.7	877.7	(15.2)	(1.7)	1,150.7	(2,011.5)	822.7
Non-controlling interests	—	—	—	—	72.0	—	72.0
	822.7	877.7	(15.2)	(1.7)	1,222.7	(2,011.5)	894.7

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited and Young & Rubicam Brands US Holdings.
[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.
[3]	Figures have been represented to conform to the current year presentation.

32.    Condensed consolidating financial information (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2011, £m

	WPP plc	Subsidiary Guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	10,021.8	—	10,021.8
Direct costs	—	—	—	—	(783.3)	—	(783.3)
Gross profit	—	—	—	—	9,238.5	—	9,238.5
Operating costs	(5.5)	(62.5)	—	—	(7,978.3)	—	(8,046.3)
Operating profit/(loss)	(5.5)	(62.5)	—	—	1,260.2	—	1,192.2
Share of results of subsidiaries	886.4	1,148.8	(1.9)	—	—	(2,033.3)	—
Share of results of associates	—	—	—	—	66.1	—	66.1
Profit/(loss) before interest and taxation	880.9	1,086.3	(1.9)	—	1,326.3	(2,033.3)	1,258.3
Finance income[3]	—	60.8	3.9	0.8	186.3	(187.1)	64.7
Finance costs[3]	(40.8)	(268.5)	(75.0)	(2.7)	(64.7)	187.1	(264.6)
Revaluation of financial instruments	—	4.7	—	—	(54.7)	—	(50.0)
Profit/(loss) before taxation	840.1	883.3	(73.0)	(1.9)	1,393.2	(2,033.3)	1,008.4
Taxation	—	3.1	—	—	(95.0)	—	(91.9)
Profit/(loss) for the year	840.1	886.4	(73.0)	(1.9)	1,298.2	(2,033.3)	916.5
Attributable to:
Equity holders of the parent	840.1	886.4	(73.0)	(1.9)	1,221.8	(2,033.3)	840.1
Non-controlling interests	—	—	—	—	76.4	—	76.4
	840.1	886.4	(73.0)	(1.9)	1,298.2	(2,033.3)	916.5

Note

[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.
[3]	Figures have been represented to conform to the current year presentation.

32.    Condensed consolidating financial information (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	936.5	1,058.2	(12.6)	(2.4)	1,291.5	(2,259.1)	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(356.5)	(360.9)	4.0	0.2	(376.6)	717.2	(372.6)
Gain on revaluation of available for sale investments	72.0	72.0	—	—	72.0	(144.0)	72.0
	(284.5)	(288.9)	4.0	0.2	(304.6)	573.2	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	76.2	76.2	—	—	76.2	(152.4)	76.2
Deferred tax on defined benefit pension plans	(1.2)	(1.2)	—	—	(1.2)	2.4	(1.2)
	75.0	75.0	—	—	75.0	(150.0)	75.0
Other comprehensive (loss)/income for the year	(209.5)	(213.9)	4.0	0.2	(229.6)	423.2	(225.6)
Total comprehensive income/(loss) for the year	727.0	844.3	(8.6)	(2.2)	1,061.9	(1,835.9)	786.5
Attributable to:
Equity holders of the parent	727.0	844.3	(8.6)	(2.2)	1,002.4	(1,835.9)	727.0
Non-controlling interests	—	—	—	—	59.5	—	59.5
	727.0	844.3	(8.6)	(2.2)	1,061.9	(1,835.9)	786.5

For the year ended 31 December 2012, £m

	WPP plc	Subsidiary Guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	822.7	877.7	(15.2)	(1.7)	1,222.7	(2,011.5)	894.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(298.4)	(298.4)	6.6	0.1	(330.7)	615.6	(305.2)
Loss on revaluation of available for sale investments	(3.5)	(3.5)	—	—	(3.5)	7.0	(3.5)
	(301.9)	(301.9)	6.6	0.1	(334.2)	622.6	(308.7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(83.9)	(83.9)	—	—	(83.9)	167.8	(83.9)
Deferred tax on defined benefit pension plans	7.3	7.3	—	—	7.3	(14.6)	7.3
	(76.6)	(76.6)	—	—	(76.6)	153.2	(76.6)
Other comprehensive (loss)/income for the year	(378.5)	(378.5)	6.6	0.1	(410.8)	775.8	(385.3)
Total comprehensive income/(loss) for the year	444.2	499.2	(8.6)	(1.6)	811.9	(1,235.7)	509.4
Attributable to:
Equity holders of the parent	444.2	499.2	(8.6)	(1.6)	746.7	(1,235.7)	444.2
Non-controlling interests	—	—	—	—	65.2	—	65.2
	444.2	499.2	(8.6)	(1.6)	811.9	(1,235.7)	509.4

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited and Young & Rubicam Brands US Holdings.
[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating statement of comprehensive income (continued)

For the year ended 31 December 2011, £m

	WPP plc	Subsidiary Guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	840.1	886.4	(73.0)	(1.9)	1,298.2	(2,033.3)	916.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(250.0)	(250.0)	(3.0)	(0.1)	(248.1)	494.9	(256.3)
Gain on revaluation of available for sale investments	11.3	11.3	—	—	11.3	(22.6)	11.3
	(238.7)	(238.7)	(3.0)	(0.1)	(236.8)	472.3	(245.0)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(72.0)	(72.0)	—	—	(72.0)	144.0	(72.0)
Deferred tax on defined benefit pension plans	0.1	0.1	—	—	0.1	(0.2)	0.1
	(71.9)	(71.9)	—	—	(71.9)	143.8	(71.9)
Other comprehensive loss for the year	(310.6)	(310.6)	(3.0)	(0.1)	(308.7)	616.1	(316.9)
Total comprehensive income/(loss) for the year	529.5	575.8	(76.0)	(2.0)	989.5	(1,417.2)	599.6
Attributable to:
Equity holders of the parent	529.5	575.8	(76.0)	(2.0)	919.4	(1,417.2)	529.5
Non-controlling interests	—	—	—	—	70.1	—	70.1
	529.5	575.8	(76.0)	(2.0)	989.5	(1,417.2)	599.6

Note

[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(896.3)	544.5	21.7	1.0	1,703.3	—	1,374.2
Investing activities
Acquisitions and disposals	—	—	—	—	(201.4)	—	(201.4)
Purchases of property, plant and equipment	—	(4.1)	—	—	(236.6)	—	(240.7)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(43.8)	—	(43.8)
Proceeds on disposal of property, plant and equipment	—	—	—	—	7.3	—	7.3
Net cash outflow from investing activities	—	(4.1)	—	—	(474.5)	—	(478.6)
Financing activities
Share option proceeds	17.3	25.1	—	—	—	—	42.4
Cash consideration for non-controlling interests	—	—	—	—	(19.6)	—	(19.6)
Share repurchases and buy-backs	—	(17.6)	—	—	(179.4)	—	(197.0)
Net increase/(decrease) in borrowings	(502.2)	—	—	314.2	624.8	—	436.8
Financing and share issue costs	—	(1.2)	—	(10.8)	(7.1)	—	(19.1)
Capital contribution (paid)/received	—	—	—	—	—	—	—
Equity dividends paid	(139.3)	(258.0)	—	—	—	—	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(53.2)	—	(53.2)
Net cash (outflow)/inflow from financing activities	(624.2)	(251.7)	—	303.4	365.5	—	(207.0)
Net increase/(decrease) in cash and cash equivalents	(1,520.5)	288.7	21.7	304.4	1,594.3	—	688.6
Translation differences	1.7	(13.5)	0.2	(12.5)	(140.6)	—	(164.7)
Cash and cash equivalents at beginning of year	—	(1,862.9)	(3.6)	(5.0)	3,230.8	—	1,359.3
Cash and cash equivalents at end of year	(1,518.8)	(1,587.7)	18.3	286.9	4,684.5	—	1,883.2

For the year ended 31 December 2012, £m

	WPP plc	Subsidiary Guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(43.9)	1,579.4	(652.6)	(489.7)	515.1	—	908.3
Investing activities
Acquisitions and disposals	—	—	—	—	(566.5)	—	(566.5)
Purchases of property, plant and equipment	—	(5.5)	—	—	(284.8)	—	(290.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(39.8)	—	(39.8)
Proceeds on disposal of property, plant and equipment	—	—	—	—	123.5	—	123.5
Net cash outflow from investing activities	—	(5.5)	—	—	(767.6)	—	(773.1)
Financing activities
Share option proceeds	56.0	—	—	—	—	—	56.0
Cash consideration for non-controlling interests	—	—	—	—	(20.1)	—	(20.1)
Share repurchases and buy-backs	(55.7)	—	—	—	(78.8)	—	(134.5)
Net increase/(decrease) in borrowings	—	—	—	499.4	(118.9)	—	380.5
Financing and share issue costs	(0.2)	—	—	(7.9)	(0.1)	—	(8.2)
Capital contribution (paid)/received	(287.7)	—	—	—	287.7	—	—
Equity dividends paid	(18.9)	—	—	—	(287.7)	—	(306.6)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(51.9)	—	(51.9)
Net cash (outflow)/inflow from financing activities	(306.5)	—	—	491.5	(269.8)	—	(84.8)
Net increase/(decrease) in cash and cash equivalents	(350.4)	1,573.9	(652.6)	1.8	(522.3)	—	50.4
Translation differences	0.1	(18.6)	(30.6)	(6.8)	(63.4)	—	(119.3)
Cash and cash equivalents at beginning of year	(144.4)	(2,923.5)	679.6	—	3,816.5	—	1,428.2
Cash and cash equivalents at end of year	(494.7)	(1,368.2)	(3.6)	(5.0)	3,230.8	—	1,359.3

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited and Young & Rubicam Brands US Holdings.
[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2011, £m

	WPP plc	Subsidiary Guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	474.2	(404.7)	(46.1)	—	641.8	—	665.2
Investing activities
Acquisitions and disposals	—	—	—	—	(469.8)	—	(469.8)
Purchases of property, plant and equipment	—	(5.0)	—	—	(211.1)	—	(216.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(37.1)	—	(37.1)
Proceeds on disposal of property, plant and equipment	—	0.5	—	—	12.7	—	13.2
Net cash outflow from investing activities	—	(4.5)	—	—	(705.3)	—	(709.8)
Financing activities
Share option proceeds	28.8	—	—	—	—	—	28.8
Cash consideration for non-controlling interests	—	—	—	—	(62.6)	—	(62.6)
Share repurchases and buy-backs	(75.7)	—	—	—	(106.5)	—	(182.2)
Net increase in borrowings	—	—	—	—	301.4	—	301.4
Financing and share issue costs	—	—	—	—	(11.9)	—	(11.9)
Capital contribution (paid)/received	(554.9)	475.1	—	—	79.8	—	—
Equity dividends paid	(18.0)	(121.0)	—	—	(79.4)	—	(218.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(62.2)	—	(62.2)
Net cash (outflow)/inflow from financing activities	(619.8)	354.1	—	—	58.6	—	(207.1)
Net decrease in cash and cash equivalents	(145.6)	(55.1)	(46.1)	—	(4.9)	—	(251.7)
Translation differences	(0.2)	(29.2)	3.7	—	(4.2)	—	(29.9)
Cash and cash equivalents at beginning of year	1.4	(2,839.2)	722.0	—	3,825.6	—	1,709.8
Cash and cash equivalents at end of year	(144.4)	(2,923.5)	679.6	—	3,816.5	—	1,428.2

Note

[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information

At 31 December 2013, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	—	9,472.8	—	9,472.8
Other	—	—	—	—	1,667.8	—	1,667.8
Property, plant and equipment	—	13.0	—	—	760.3	—	773.3
Investment in subsidiaries	8,687.6	14,058.6	—	—	—	(22,746.2)	—
Interests in associates and joint ventures	—	—	—	—	792.8	—	792.8
Other investments	—	—	—	—	270.6	—	270.6
Deferred tax assets	—	—	—	—	119.4	—	119.4
Trade and other receivables	32.7	—	—	—	125.8	—	158.5
Intercompany receivables	—	20.8	—	963.5	1,319.8	(2,304.1)	—
	8,720.3	14,092.4	—	963.5	14,529.3	(25,050.3)	13,255.2
Current assets
Inventory and work in progress	—	—	—	—	304.5	—	304.5
Corporate income tax recoverable	—	—	—	—	136.0	—	136.0
Trade and other receivables	8.7	190.7	0.2	0.1	8,888.4	—	9,088.1
Intercompany receivables	1,610.6	581.7	593.8	8.5	331.8	(3,126.4)	—
Cash and short-term deposits	—	1,700.9	18.3	286.9	5,019.6	(4,804.1)	2,221.6
	1,619.3	2,473.3	612.3	295.5	14,680.3	(7,930.5)	11,750.2
Current liabilities
Trade and other payables	(66.4)	(70.5)	(9.0)	(11.3)	(10,553.5)	—	(10,710.7)
Intercompany payables	(119.6)	(2,424.2)	(0.8)	(0.2)	(581.6)	3,126.4	—
Corporate income tax payable	—	—	—	—	(120.1)	—	(120.1)
Bank overdrafts and loans	(1,518.8)	(3,288.6)	(584.0)	—	(354.1)	4,804.1	(941.4)
	(1,704.8)	(5,783.3)	(593.8)	(11.5)	(11,609.3)	7,930.5	(11,772.2)
Net current (liabilities)/assets	(85.5)	(3,310.0)	18.5	284.0	3,071.0	—	(22.0)
Total assets less current liabilities	8,634.8	10,782.4	18.5	1,247.5	17,600.3	(25,050.3)	13,233.2
Non-current liabilities
Bonds and bank loans	(1,048.0)	—	—	(1,253.2)	(1,219.4)	—	(3,520.6)
Trade and other payables	—	—	(5.7)	—	(457.6)	5.7	(457.6)
Intercompany payables	—	(2,094.8)	(188.5)	—	(20.8)	2,304.1	—
Corporate income tax payable	—	—	—	—	(362.6)	—	(362.6)
Deferred tax liabilities	—	—	—	—	(650.7)	—	(650.7)
Provision for post-employment benefits	—	—	—	—	(247.5)	—	(247.5)
Provisions for liabilities and charges	—	—	—	—	(147.7)	—	(147.7)
	(1,048.0)	(2,094.8)	(194.2)	(1,253.2)	(3,106.3)	2,309.8	(5,386.7)
Net assets/(liabilities)	7,586.8	8,687.6	(175.7)	(5.7)	14,494.0	(22,740.5)	7,846.5
Attributable to:
Equity share owners’ funds	7,586.8	8,687.6	(175.7)	(5.7)	14,234.3	(22,740.5)	7,586.8
Non-controlling interests	—	—	—	—	259.7	—	259.7
Total equity	7,586.8	8,687.6	(175.7)	(5.7)	14,494.0	(22,740.5)	7,846.5

Note

[1]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, WPP Jubilee Limited and Young & Rubicam Brands US Holdings.

32.    Condensed consolidating financial information (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2012, £m

	WPP plc	Subsidiary guarantors[2]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	—	9,457.2	—	9,457.2
Other	—	—	—	—	1,827.4	—	1,827.4
Property, plant and equipment	—	12.2	—	—	756.1	—	768.3
Investment in subsidiaries	7,877.5	13,319.6	—	—	—	(21,197.1)	—
Interests in associates and joint ventures	—	—	—	—	887.2	—	887.2
Other investments	—	—	—	—	176.5	—	176.5
Deferred tax assets	—	—	—	—	91.2	—	91.2
Trade and other receivables	—	74.9	—	—	170.2	—	245.1
Intercompany receivables[3]	—	174.2	636.4	982.6	305.0	(2,098.2)	—
	7,877.5	13,580.9	636.4	982.6	13,670.8	(23,295.3)	13,452.9
Current assets
Inventory and work in progress	—	—	—	—	348.2	—	348.2
Corporate income tax recoverable	—	—	—	—	124.2	—	124.2
Trade and other receivables	0.3	135.8	0.6	—	8,870.3	—	9,007.0
Intercompany receivables[3]	—	423.7	—	8.5	1,555.9	(1,988.1)	—
Cash and short-term deposits	1.2	1,763.0	—	—	3,816.7	(3,635.6)	1,945.3
	1.5	2,322.5	0.6	8.5	14,715.3	(5,623.7)	11,424.7
Current liabilities
Trade and other payables	(23.9)	(119.0)	(9.2)	(9.5)	(10,746.2)	—	(10,907.8)
Intercompany payables[3]	(113.2)	(1,450.5)	(0.7)	—	(423.7)	1,988.1	—
Corporate income tax payable	—	—	—	—	(102.9)	—	(102.9)
Bank overdrafts and loans	(495.9)	(3,631.1)	(3.6)	(5.0)	(585.9)	3,635.6	(1,085.9)
	(633.0)	(5,200.6)	(13.5)	(14.5)	(11,858.7)	5,623.7	(12,096.6)
Net current (liabilities)/assets	(631.5)	(2,878.1)	(12.9)	(6.0)	2,856.6	—	(671.9)
Total assets less current liabilities	7,246.0	10,702.8	623.5	976.6	16,527.4	(23,295.3)	12,781.0
Non-current liabilities
Bonds and bank loans	(435.0)	(1,042.0)	(594.8)	(980.2)	(628.6)	—	(3,680.6)
Trade and other payables	—	(51.7)	(3.6)	—	(460.3)	3.6	(512.0)
Intercompany payables[3]	—	(1,731.6)	(192.4)	—	(174.2)	2,098.2	—
Corporate income tax payable	—	—	—	—	(375.3)	—	(375.3)
Deferred tax liabilities	—	—	—	—	(680.3)	—	(680.3)
Provision for post-employment benefits	—	—	—	—	(335.6)	—	(335.6)
Provisions for liabilities and charges	—	—	—	—	(136.6)	—	(136.6)
	(435.0)	(2,825.3)	(790.8)	(980.2)	(2,790.9)	2,101.8	(5,720.4)
Net assets/(liabilities)	6,811.0	7,877.5	(167.3)	(3.6)	13,736.5	(21,193.5)	7,060.6
Attributable to:
Equity share owners’ funds	6,811.0	7,877.5	(167.3)	(3.6)	13,486.9	(21,193.5)	6,811.0
Non-controlling interests	—	—	—	—	249.6	—	249.6
Total equity	6,811.0	7,877.5	(167.3)	(3.6)	13,736.5	(21,193.5)	7,060.6

Note

[2]	Includes: WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited and Young & Rubicam Brands US Holdings.
[3]	Figures have been represented to conform to the current year presentation.

33.    Condensed consolidating financial information for bond issued in 2013

As described in note 32, on 2 January 2013, under the scheme of arrangement, WPP plc completed a reorganization of its corporate structure (“the reorganization”) and WPP 2012 plc (now known as WPP plc) became the new parent company of the Group. The former WPP plc was renamed WPP 2012 Limited and became a wholly owned subsidiary of WPP plc.

As part of the reorganization, WPP plc and WPP Jubilee Limited assumed substantially all the assets and liabilities of WPP Air 1 Limited, WPP 2008 Limited and WPP 2012 Limited. Accordingly, the subsidiary guarantor structure for future bonds has been modified with WPP Jubilee Limited and WPP 2005 Limited to act initially as the sole subsidiary guarantors of such future bonds. The intent of the modification is to streamline the guarantor structure as WPP plc and WPP Jubilee Limited have assumed substantially all the assets and liabilities of the predecessor subsidiary guarantors.

In November 2013, WPP Finance 2010 issued $500 million of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

Since the reorganization took place in the year ended 31 December 2013 and there were transactions between group entities, there are differences in the condensed consolidating financial information for the new guarantor structure and the old guarantor structure. Accordingly, separate condensed consolidating financial information for the year ended 31 December 2013 for the new guarantor structure is presented beginning on page F-50. The comparative financial information for the years ended 31 December 2012 and 2011 is as presented in note 32.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented in accordance with SEC Rule 3-10 and is prepared in accordance with IFRS as issued by the IASB, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited and WPP 2005 Limited to make payment pursuant to the terms of its full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited and WPP 2005 Limited in obtaining reimbursement for any such payments from WPP Finance 2010.

33.    Condensed consolidating financial information for bond issued in 2013 (continued)

Condensed consolidating income statement information

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Revenue	—	—	—	—	11,019.4	—	11,019.4
Direct costs	—	—	—	—	(943.3)	—	(943.3)
Gross profit	—	—	—	—	10,076.1	—	10,076.1
Operating costs	(27.5)	(26.2)	—	—	(8,612.1)	—	(8,665.8)
Operating profit/(loss)	(27.5)	(26.2)	—	—	1,464.0	—	1,410.3
Share of results of subsidiaries	1,058.2	1,203.3	(2.4)	—	—	(2,259.1)	—
Share of results of associates	—	—	—	—	68.1	—	68.1
Profit/(loss) before interest and taxation	1,030.7	1,177.1	(2.4)	—	1,532.1	(2,259.1)	1,478.4
Finance income	13.0	32.4	45.4	47.5	94.3	(168.3)	64.3
Finance costs	(117.2)	(155.8)	(55.6)	(49.9)	(57.7)	168.3	(267.9)
Revaluation of financial instruments	10.0	3.2	—	—	7.8	—	21.0
Profit/(loss) before taxation	936.5	1,056.9	(12.6)	(2.4)	1,576.5	(2,259.1)	1,295.8
Taxation	—	1.3	—	—	(285.0)	—	(283.7)
Profit/(loss) for the year	936.5	1.058.2	(12.6)	(2.4)	1,291.5	(2,259.1)	1,012.1
Attributable to:
Equity holders of the parent	936.5	1,058.2	(12.6)	(2.4)	1,215.9	(2,259.1)	936.5
Non-controlling interests	—	—	—	—	75.6	—	75.6
	936.5	1,058.2	(12.6)	(2.4)	1,291.5	(2,259.1)	1,012.1

Note

[1]	Includes: WPP Jubilee Limited and WPP 2005 Limited.

33.    Condensed consolidating financial information for bond issued in 2013 (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 31 2013, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Profit/(loss) for the year	936.5	1,058.2	(12.6)	(2.4)	1,291.5	(2,259.1)	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(356.5)	(360.9)	4.0	0.2	(376.6)	717.2	(372.6)
Gain on revaluation of available for sale investments	72.0	72.0	—	—	72.0	(144.0)	72.0
	(284.5)	(288.9)	4.0	0.2	(304.6)	573.2	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	76.2	76.2	—	—	76.2	(152.4)	76.2
Deferred tax on defined benefit pension plans	(1.2)	(1.2)	—	—	(1.2)	2.4	(1.2)
	75.0	75.0	—	—	75.0	(150.0)	75.0
Other comprehensive (loss)/income for the year	(209.5)	(213.9)	4.0	0.2	(229.6)	423.2	(225.6)
Total comprehensive income/(loss) for the year	727.0	844.3	(8.6)	(2.2)	1,061.9	(1,835.9)	786.5
Attributable to:
Equity holders of the parent	727.0	844.3	(8.6)	(2.2)	1,002.4	(1,835.9)	727.0
Non-controlling interests	—	—	—	—	59.5	—	59.5
	727.0	844.3	(8.6)	(2.2)	1,061.9	(1,835.9)	786.5

Note

[1]	Includes: WPP Jubilee Limited and WPP 2005 Limited.

33.    Condensed consolidating financial information for bond issued in 2013 (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(896.3)	521.3	21.7	1.0	1,726.5	—	1,374.2
Investing activities
Acquisitions and disposals	—	—	—	—	(201.4)	—	(201.4)
Purchases of property, plant and equipment	—	(4.1)	—	—	(236.6)	—	(240.7)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	—	(43.8)	—	(43.8)
Proceeds on disposal of property, plant and equipment	—	—	—	—	7.3	—	7.3
Net cash outflow from investing activities	—	(4.1)	—	—	(474.5)	—	(478.6)
Financing activities
Share option proceeds	17.3	—	—	—	25.1	—	42.4
Cash consideration for non-controlling interests	—	—	—	—	(19.6)	—	(19.6)
Share repurchases and buy-backs	—	—	—	—	(197.0)	—	(197.0)
Net increase/(decrease) in borrowings	(502.2)	—	—	314.2	624.8	—	436.8
Financing and share issue costs	—	—	—	(10.8)	(8.3)	—	(19.1)
Capital contribution (paid)/received	—	—	—	—	—	—	—
Equity dividends paid	(139.3)	—	—	—	(258.0)	—	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	—	(53.2)	—	(53.2)
Net cash (outflow)/inflow from financing activities	(624.2)	—	—	303.4	113.8	—	(207.0)
Net increase/(decrease) in cash and cash equivalents	(1,520.5)	517.2	21.7	304.4	1,365.8	—	688.6
Translation differences	1.7	5.8	0.2	(12.5)	(159.9)	—	(164.7)
Cash and cash equivalents at beginning of year	—	(2,114.4)	(3.6)	(5.0)	3,482.3	—	1,359.3
Cash and cash equivalents at end of year	(1,518.8)	(1,591.4)	18.3	286.9	4,688.2	—	1,883.2

Note

[1]	Includes: WPP Jubilee Limited and WPP 2005 Limited.

33.    Condensed consolidating financial information for bond issued in 2013 (continued)

Condensed consolidating balance sheet information

At 31 December 2013, £m

	WPP plc	Subsidiary guarantors[1]	WPP Finance (UK)	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	—	9,472.8	—	9,472.8
Other	—	—	—	—	1,667.8	—	1,667.8
Property, plant and equipment	—	13.0	—	—	760.3	—	773.3
Investment in subsidiaries	8,687.6	13,890.0	—	—	—	(22,577.6)	—
Interests in associates and joint ventures	—	—	—	—	792.8	—	792.8
Other investments	—	—	—	—	270.6	—	270.6
Deferred tax assets	—	—	—	—	119.4	—	119.4
Trade and other receivables	32.7	—	—	—	125.8	—	158.5
Intercompany receivables	—	20.8	—	963.5	1,319.8	(2,304.1)	—
	8,720.3	13,923.8	—	963.5	14,529.3	(24,881.7)	13,255.2
Current assets
Inventory and work in progress	—	—	—	—	304.5	—	304.5
Corporate income tax recoverable	—	—	—	—	136.0	—	136.0
Trade and other receivables	8.7	190.7	0.2	0.1	8,888.4	—	9,088.1
Intercompany receivables	1,610.6	581.6	593.8	8.5	331.9	(3,126.4)	—
Cash and short-term deposits	—	1,696.9	18.3	286.9	5,023.3	(4,803.8)	2,221.6
	1,619.3	2,469.2	612.3	295.5	14,684.1	(7,930.2)	11,750.2
Current liabilities
Trade and other payables	(66.4)	(70.5)	(9.0)	(11.3)	(10,553.5)	—	(10,710.7)
Intercompany payables	(119.6)	(2,251.8)	(0.8)	(0.2)	(754.0)	3,126.4	—
Corporate income tax payable	—	—	—	—	(120.1)	—	(120.1)
Bank overdrafts and loans	(1,518.8)	(3,288.3)	(584.0)	—	(354.1)	4,803.8	(941.4)
	(1,704.8)	(5,610.6)	(593.8)	(11.5)	(11,781.7)	7,930.2	(11,772.2)
Net current (liabilities)/assets	(85.5)	(3,141.4)	18.5	284.0	2,902.4	—	(22.0)
Total assets less current liabilities	8,634.8	10,782.4	18.5	1,247.5	17,431.7	(24,881.7)	13,233.2
Non-current liabilities
Bonds and bank loans	(1,048.0)	—	—	(1,253.2)	(1,219.4)	—	(3,520.6)
Trade and other payables	—	—	(5.7)	—	(457.6)	5.7	(457.6)
Intercompany payables	—	(2,094.8)	(188.5)	—	(20.8)	2,304.1	—
Corporate income tax payable	—	—	—	—	(362.6)	—	(362.6)
Deferred tax liabilities	—	—	—	—	(650.7)	—	(650.7)
Provision for post-employment benefits	—	—	—	—	(247.5)	—	(247.5)
Provisions for liabilities and charges	—	—	—	—	(147.7)	—	(147.7)
	(1,048.0)	(2,094.8)	(194.2)	(1,253.2)	(3,106.3)	2,309.8	(5,386.7)
Net assets/(liabilities)	7,586.8	8,687.6	(175.7)	(5.7)	14,325.4	(22,571.9)	7,846.5
Attributable to:
Equity share owners’ funds	7,586.8	8,687.6	(175.7)	(5.7)	14,065.7	(22,571.9)	7,586.8
Non-controlling interests	—	—	—	—	259.7	—	259.7
Total equity	7,586.8	8,687.6	(175.7)	(5.7)	14,325.4	(22,571.9)	7,846.5

Note

[1]	Includes: WPP Jubilee Limited and WPP 2005 Limited.

Exhibit Index

Exhibit No.	Exhibit Title

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a U.S.$1,200,000,000 and £475,000,000 Revolving Credit Facilities Agreement (incorporating a U.S.$975,000,000 Swingline Facility) dated 30 November 2011, and Amended and Restated on 25 April 2013.

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043.

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023.

4.33	WPP plc Executive Performance Share Plan.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Director.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Director under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).