Form 20-F
period 2014-12-31
WPP plc
filed 2015-04-30
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2014

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

At December 31, 2014, the number of outstanding ordinary shares was 1,325,747,724 which included at such date ordinary shares represented by 12,567,203 ADSs.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) comprise one of the largest communications services businesses in the world. At 31 December 2014, the Group had 123,621 employees. Including all employees of associated companies, this figure was approximately 179,000. For the year ended 31 December 2014, the Group had revenue of £11,529 million and operating profit of £1,507 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP plc and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for each of the three years ended 31 December 2014, 2013 and 2012 and the selected balance sheet data as at 31 December 2014 and 2013 are derived from the Consolidated Financial

Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2014 £m		2013 £m		2012 £m		2011 £m		2010 £m
Revenue	11,528.9		11,019.4		10,373.1		10,021.8		9,331.0
Net sales	10,064.8		10,076.1		9,514.8		9,238.5		8,560.5
Operating profit	1,507.3		1,410.3		1,241.1		1,192.2		973.0
Profit for the year	1,151.5		1,012.1		894.7		916.5		661.0
Profit attributable to equity holders of the parent	1,077.2		936.5		822.7		840.1		586.0
Earnings per ordinary share:
Basic	82.4	p	72.4	p	66.2	p	67.6	p	47.5	p
Diluted	80.5	p	69.6	p	62.8	p	64.5	p	45.9	p
Earnings per ADS[1]:
Basic	412.0	p	362.0	p	331.0	p	338.0	p	237.5	p
Diluted	402.5	p	348.0	p	314.0	p	322.5	p	229.5	p
Dividends per ordinary share	35.27	p	30.27	p	25.94	p	19.28	p	16.25	p
Dividends per ADS (US dollars)[2]	280.7	¢	238.8	¢	207.1	¢	151.2	¢	126.7	¢

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

Selected Consolidated Balance Sheet Data

	At 31 December
	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Total assets	26,753.8	25,005.4	24,877.6	24,694.9	24,345.1
Net assets	7,826.8	7,846.5	7,060.6	6,894.3	6,647.9
Called-up share capital	132.6	134.9	126.5	126.6	126.4
Number of shares (in millions)	1,325.7	1,348.7	1,265.4	1,266.4	1,264.4

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

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2010	5.97	11.82	17.79	46.15	91.37	137.52
2011	7.46	17.14	24.60	59.80	137.39	197.19
2012	8.80	19.71	28.51	69.75	156.22	225.97
2013	10.56	23.65	34.21	82.61	185.01	267.62
2014	11.62	26.58	38.20	95.72	218.95	314.67

The 2014 interim dividend was paid on 10 November 2014 to share owners on the register at 10 October 2014. The 2014 final dividend will be paid on 6 July 2015 to share owners on the register at 5 June 2015.

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

The following table sets forth for each of the most recent six months, the high and low exchange rates between the pound sterling and the US dollar. As at 22 April 2015, the closing exchange rate was 1.5027.

Month ended	High	Low
31 October 2014	1.6188	1.5922
30 November 2014	1.5994	1.5623
31 December 2014	1.5754	1.5515
31 January 2015	1.5579	1.5018
28 February 2015	1.5509	1.5020
31 March 2015	1.5440	1.4722

The annual average exchange rates between the pound sterling and the US dollar for each of the five years ended 31 December were:

Year ended 31 December	Average
2010	1.5461
2011	1.6032
2012	1.5852
2013	1.5646
2014	1.6475

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

Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies, database marketing and modelling companies, telemarketers, information and measurement, social media and consulting internet companies.

Service agreements with clients are generally terminable by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may also in some cases be limited by clients’ policies on conflicts of interest.

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of some of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for 16.6% of revenues in the year ended 31 December 2014. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
Data Security

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal data breaches.

Existing and proposed data protection laws, in particular in the EU and the US, concerning user privacy, use of personal information and online tracking may restrict some of the Group’s activities and increase costs.

The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs if the Group fails to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on the Group’s business, revenues, results of operations, financial condition or prospects.
Economic
The Group’s businesses are subject to economic cycles. Many of the economies in which the Group operates currently have significant economic challenges.	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract and payment terms can lead to reduced profitability and cash flow.
Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, fluctuations in currency exchange rates can affect the Group’s consolidated results.

Risk	Potential impact
The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.	If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities and certain of the Group’s bonds could be increased.
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

Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients’ needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such an acquisition and the Group’s financial condition could be adversely affected.
Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.	The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired, which could have a material impact on the Group’s financial condition.
Operational
The Group operates on a largely decentralised basis with approximately 16 operating entities in 111 countries and is exposed to the risks of doing business globally and of maintaining reliable and uniform control procedures.	The Group’s global operations are subject to the following risk factors: (i) restrictions and/or changes in taxation on repatriation of earnings; (ii) economic, social or political instability within different countries, regions and markets; (iii) changes in foreign laws and regulatory requirements, such as those on foreign ownership of assets or data usage or business models; and (iv) uncertainty or potential ineffectiveness or lack of enforcement in relation to the Group’s client service agreements or other contractual rights.
People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.
Regulatory/Legal
The Group may be subject to regulations restricting its activities or effecting changes in taxation.	Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws and international tax treaties or their application may also adversely affect the Group’s reported results.
The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.	The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a corporate environment opposed to corruption or failing to instill business practices that prevent corruption could expose the Group and senior officers to civil and criminal sanctions.

Risk	Potential impact
The Group is subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose the Group to civil and criminal penalties including fines and the imposition of economic sanctions against the Group and reputational damage which could materially impact the Group’s results.
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Advertising, J. Walter Thompson Worldwide, Y&R, Grey and Bates CHI&Partners, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare, Maxus, Xaxis and tenthavenue. Our other segments are Data Investment Management, where our operations are conducted through Kantar; Public Relations & Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill+Knowlton Strategies and Ogilvy Public Relations; and Branding & Identity, Healthcare and Specialist Communications, where our operations are conducted by B to D Group, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy CommonHealth Worldwide, Geometry Global, POSSIBLE, AKQA and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (NASDAQ). At 22 April 2015 the Company had a market capitalisation of approximately £21.1 billion.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as J. Walter Thompson Company LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group, LLC) in 1989, Young & Rubicam Inc. (Young & Rubicam or Young & Rubicam Brands, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis, Inc) in 2007, Taylor Nelson Sofres plc (TNS) in 2008 and AKQA Holdings, Inc. (AKQA) in 2012.

The Company spent £494.7 million, £221.0 million and £586.6 million for acquisitions and investments in 2014, 2013 and 2012, respectively, including payments in respect of loan note redemptions and earnout payments resulting from acquisitions in prior years, net of cash and cash equivalents acquired (net) and proceeds on disposal of investments. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £214.4 million, £284.5 million and £330.1 million, respectively, and cash spent on share repurchases and buy-backs was £510.8 million, £197.0 million and £134.5 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 3,000 offices in 111 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 45% of the Company’s reported revenues in 2014 were from Advertising and Media Investment Management, with the remaining 55% of its revenues being derived from the business segments of Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications.

The following tables show, for the last three fiscal years, reported revenue and net sales attributable to each business segment in which the Company operates.

Revenue[1]	2014		2013		2012
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	5,134.3	44.5	4,578.8	41.5	4,273.2	41.2
Data Investment Management	2,429.3	21.1	2,549.7	23.1	2,460.2	23.7
Public Relations & Public Affairs	891.9	7.7	920.7	8.4	917.1	8.8
Branding & Identity, Healthcare and Specialist Communications	3,073.4	26.7	2,970.2	27.0	2,722.6	26.3
Total	11,528.9	100.0	11,019.4	100.0	10,373.1	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.

Net Sales	2014		2013		2012
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	4,502.0	44.7	4,463.6	44.3	4,201.3	44.1
Data Investment Management	1,748.9	17.4	1,843.7	18.3	1,768.9	18.6
Public Relations & Public Affairs	880.4	8.7	907.5	9.0	901.1	9.5
Branding & Identity, Healthcare and Specialist Communications	2,933.5	29.2	2,861.3	28.4	2,643.5	27.8
Total	10,064.8	100.0	10,076.1	100.0	9,514.8	100.0

The following tables show, for the last three fiscal years, reported revenue and net sales attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2014		2013		2012
	£m	% of total	£m	% of total	£m	% of total
North America[2]	3,899.9	33.8	3,744.7	34.0	3,546.5	34.2
United Kingdom	1,640.3	14.2	1,414.0	12.8	1,275.2	12.3
Western Continental Europe	2,568.8	22.3	2,592.6	23.5	2,439.2	23.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,419.9	29.7	3,268.1	29.7	3,112.2	30.0
Total	11,528.9	100.0	11,019.4	100.0	10,373.1	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenues of £3,664.9 million (2013: £3,498.1 million, 2012: £3,309.4 million).

Net Sales	2014		2013		2012
	£m	% of total	£m	% of total	£m	% of total
North America[1]	3,471.7	34.5	3,547.0	35.2	3,365.0	35.4
United Kingdom	1,396.0	13.9	1,303.9	12.9	1,155.7	12.1
Western Continental Europe	2,142.6	21.3	2,217.8	22.0	2,121.5	22.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,054.5	30.3	3,007.4	29.9	2,872.6	30.2
Total	10,064.8	100.0	10,076.1	100.0	9,514.8	100.0
[1]	North America includes the US with net sales of £3,254.2 million (2013: £3,310.8 million, 2012: £3,138.7 million).

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

WPP Strategy

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most admired and respected communications services advisor to global, multinational, regional and local companies.

The Group has four core strategic priorities.

•	Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe to 40-45% of revenues.

•	Increase the share of revenues of new media to 40-45% of revenues.

•

Maintain the share of more measurable marketing services - such as Data Investment Management and direct, digital and interactive - at 50% of revenues, with a focus on the application of new technology, big data and digital.

•

Advance ‘horizontality’ by ensuring our people work together for the benefit of clients, primarily through two horizontal integrators: Global Client Leaders and Regional, Sub-Regional and Country Managers.

If we implement this strategy effectively then our business will be geographically and functionally well-positioned to compete successfully and to deliver on our long-term financial targets:

•	Revenue and net sales growth greater than the industry average.

•

Annual improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost-to-net sales ratio improvement of 0.2 margin points or more.

Sustainability

Sustainability issues increasingly impact the operations, strategies and communications of leading brands. As these brands – our clients – adapt to social and environmental challenges they look to our companies for the best advice and insight. By developing our sustainability expertise and by improving our own social and environmental performance, we can forge stronger relationships with our clients and generate value for our business and society. Clients who engaged with us on sustainability were worth at least £1.35 billion to the Group in 2014, equivalent to 12% of revenues, a 7% increase on the previous year.

People

•	We invested £73.9 million on training and welfare programs in 2014.

•	At year-end 2014, women comprised 24% of the WPP Board, 31% of directors and executive leaders of our companies and 54% of total employees.

Environment

•	We have cut our carbon footprint per person to 2.26 tonnes of CO2e, a 33% reduction from 2006.

•	Our video conferencing network now comprises more than 700 units in over 160 cities.

Social contribution

•	In 2014, our social investment was worth £21.8 million, equivalent to 1.5% of reported profit before tax.

•	In addition, WPP media agencies negotiated free media space worth £25.1 million on behalf of pro bono clients.

Clients

The Group services 355 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 71 of the NASDAQ 100, and nearly 830 national or multinational clients in three or more disciplines. Over 530 clients are served in four disciplines and these clients account for over 53% of Group revenues. The Group also works with nearly 430 clients across six or more countries.

The Company’s 10 largest clients accounted for 16.6% of the Company’s revenues in the year ended 31 December 2014. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2014. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates out of over 3,000 offices in 111 countries (including associates). For a list of the Company’s principal subsidiary undertakings and their country of incorporation see note 29 to the Consolidated Financial Statements.

The Company organises its businesses in the following segments: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare & Specialist Communications. These business segments are comprised of the following principal disciplines: Advertising; Media Investment Management and Data Investment Management; Public Relations & Public Affairs; Branding & Identity; Healthcare Communications; Direct, Digital, Promotion & Relationship Marketing; Specialist Communications; WPP Digital; WPP Digital partner companies; and WPP knowledge community. A listing of the Group brands operating within these disciplines as at April 2015 is set forth below.

Advertising

ADK[1]

Bates CHI&Partners

Berlin Cameron

Blue Hive

CHI&Partners[1]

Cole & Weber

Grey

HS Ad1

J. Walter Thompson Worldwide

Ogilvy & Mather Advertising

Santo

Scangroup

Scholz & Friends[9]

Sra. Rushmore

Soho Square

TAXI[4]

Team Detroit

The Jupiter Drawing Room[1]

Y&R4

Media Investment Management

and Data Investment Management

GroupM:

Catalyst

KR Media

Maxus

MediaCom

MEC

MetaVision Media

Mindshare

QUISMA

Xaxis

AppNexus[3]

tenthavenue:

Forward

Joule

Kinetic Worldwide

Spafax

TMARC

Other media agencies

Gain Theory

m/SIX[2]

Kantar:

Added Value

Benenson Strategy Group

IMRB International

Kantar Health

Kantar Japan

Kantar Media

Kantar Retail

Kantar Worldpanel

Lightspeed GMI

Millward Brown

The Futures Company

TNS

comScore[3,11]

Rentrak[3,12]

Public Relations & Public Affairs

Blanc & Otus[7]

Buchanan Communications

Burson-Marsteller[4]

BWR[4]

Clarion Communications

Cohn & Wolfe[4]

Dewey Square Group

Finsbury

Glover Park Group

HERING SCHUPPENER

Hill+Knowlton Strategies

Ogilvy Government Relations[8]

Ogilvy Public Relations[8]

Penn Schoen Berland[4]

Prime Policy Group

QGA

Wexler & Walker Public Policy Associates[7]

Branding & Identity

Addison Group[6]

BDG architecture + design

Brand Union[6]

CBA[8]

Coley Porter Bell[8]

Dovetail

FITCH[6]

Lambie-Nairn[6]

Landor Associates[4,6]

PeclersParis[6]

The Partners[6]

VBAT[6]

Notes

[1]    Associate

[2]    Joint venture

[3]     Investment

[4]    A Young & Rubicam Group company

[5]    Part of the Wunderman network

[6]    A member of B to D Group

[7]    A Hill+Knowlton Strategies company

[8]    An Ogilvy company

[9]    A Commarco company

[10]  A J. Walter Thompson company

[11]  Partnership with Kantar

[12]  Partnerships with GroupM/Kantar

Healthcare Communications

Feinstein Kean Healthcare[8]

GCI Health

ghg

Ogilvy CommonHealth Worldwide[8]

Sudler & Hennessey[4]

Wunderman World Health[5]

Direct, Digital, Promotion & Relationship Marketing

AdPeople Worldwide[5]

A. Eicoff & Co

AKQA

Barrows[1]

Blast Radius[5]

Brierley+Partners[1]

Cerebra

deepblue networks[9]

Digit[6]

EWA

FullSIX[3]

Grass Roots[1]

Geometry Global

HighCo[1]

iconmobile[4]

KBM Group[5]

Mando

Maxx Marketing

Mirum[10]

OgilvyOne Worldwide[8]

SJR

Smollan Group[1]

VML[4]

Wunderman[4]

Specialist Communications

Corporate/B2B

OgilvyOne dnx[8]

Demographic marketing

Bravo[4]

UniWorld[1]

Wing

Employer branding/recruitment

JWT INSIDE[10]

Event/face-to-face marketing

MJM

Metro

Richard Attias & Associates[1]

Foodservice marketing

The Food Group

Sports marketing

9ine Sports & Entertainment

Bruin Sports Capital[3]

Chime Communications PLC[1]

GroupM ESP

PRISM Group

Real estate marketing

PACE

Media & production services

The Farm Group

H+O

Imagina[3]

Pointblank

United Visions[9]

Policy & regulation

Global Counsel[1]

WPP Digital

Acceleration

Blue State Digital

Cognifide

The Data Alliance

F.biz

Globant[1]

Hogarth Worldwide

Interlude[1]

Johannes Leonardo[1]

Mutual Mobile[1]

POSSIBLE

Rockfish

Salmon

Syzygy[1]

WPP Digital partner companies

Ace Metrix[3]

CMC Capital[3]

Domo[3]

Fullscreen[3]

HDT Holdings Technology[3]

Indigenous Media[3]

In Game Ad Interactive[3]

Invidi[3]

mySupermarket[3]

Moment Systems[3]

MRC[3]

OrderDynamics[3]

Percolate[3]

Polestar[3]

Proclivity Media[3]

Say Media[3]

SFX Entertainment[3]

Vice Media[3]

Visible World[3]

The Weinstein Company[3]

WildTangent[3]

WPP knowledge communities

Government & Public Sector Practice

The Store

Notes

[1]    Associate

[2]    Joint venture

[3]     Investment

[4]    A Young & Rubicam Group company

[5]    Part of the Wunderman network

[6]    A member of B to D Group

[7]    A Hill+Knowlton Strategies company

[8]    An Ogilvy company

[9]    A Commarco company

[10]  A J. Walter Thompson company

[11]  Partnership with Kantar

[12]  Partnerships with GroupM/Kantar

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States owned properties include the 214,000 square foot Young & Rubicam office condominium for their headquarters located at 3 Columbus Circle in New York, New York and the 152,000 square foot TNS property located near Toledo, Ohio. The Company also leases an additional 160,700 square feet of space for Young & Rubicam at the 3 Columbus Circle location. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe, owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	554,800
3 World Trade Center, New York, NY	GroupM	515,500
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Maxus, Mediacom	368,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey Global Group, Cohn & Wolfe	349,000
230 Park Avenue South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey, Hogarth	305,000
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy & Mather, J. Walter Thompson, Geometry, Millward Brown, GroupM, Burson Marsteller, TNS, H+K, The Futures Company, Kinetic, Kantar Media, Team Detroit	287,700
500/550 Town Center Drive, Dearborn, MI	Team Detroit, J. Walter Thompson, Ogilvy & Mather, Y&R Advertising, PRISM, Burrows, Possible	282,900
466 Lexington Avenue, New York, NY	J. Walter Thompson	270,300
Sea Containers House, Upper Ground, London SE1	Ogilvy & Mather, MEC	226,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2014, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £497.2 million.

In 2014, the Company held growth in its core property portfolio to less than 1%, ending the year with 24.1 million square feet while average headcount grew by 3.7%. Cost per square foot rose by just over 4% in constant currency compared with net sales growth of over 6%; as a result, the establishment cost-to-net sales ratio dropped by 0.1 margin points to 7.1%, contributing to the Group’s overall margin improvement.

In 2015, we will continue to focus on sustainability in our portfolio looking to achieve BREEAM standard in the UK and LEED standard in the US and similar standards elsewhere. We are also looking to reduce square foot per head as the Company takes on new leases through better design and better use of space by introducing more ‘agile working’ and technology. The Company’s goal is to continue to deliver excellent work space while reducing the establishment cost-to-net sales ratio to below 7%.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2014, under non-cancelable operating leases of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Certain Non-GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBIT margin, net sales margin, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), billings, estimated net new billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 29-32.

Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reportable segments:

•	Advertising and Media Investment Management;

•	Data Investment Management;

•	Public Relations & Public Affairs; and

•	Branding & Identity, Healthcare and Specialist Communications.

In 2014, approximately 45% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 55% of its revenues being derived from the remaining three segments.

The following objectives represent the Group’s key performance indicators.

1.	First, to continue to improve net sales margins. In 2014, we achieved a net sales margin of 16.7%, the highest-reported level in the industry. We continue to believe a net sales margin of well over 19%, is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group net sales margin of 18%.

2.	Second, to increase flexibility in the cost structure. In 2014, flexible staff costs (including incentives, freelance and consultants) remained close to historical highs of around 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

3.	Third, to enhance share owner value and maximise the return on investment on the Company’s substantial free cash flow. As capital expenditure remains relatively stable, there are broadly three alternative uses of funds: acquisitions, share buy-backs and dividends. We have increasingly come to the view, based on co-operative research with leading investment institutions that, currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced strategic acquisitions.

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

5.	Fifth, to emphasise revenue and net sales growth more as margins improve through our practice development activities, aimed at helping us position our portfolio in the faster-growing functional and geographic areas.

6.	Sixth, to build on, still further, the impressive creative reputation WPP now enjoys globally. Training and development programs remain a key focus, as of course does the judicious use of our M&A skills to identify the best and most like-minded creative businesses to join us.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

2014, our twenty-ninth year, was another record one, with revenue, profitability, net sales margins and earnings per share all reaching new highs, despite strong currency headwinds. For the fourth successive year, WPP was named Creative Holding Company of the Year at the Cannes International Festival of Creativity, in recognition of the Company’s collective creative excellence; and also for the fourth consecutive year, WPP was ranked Most Effective Holding Company in the Effie Global Effectiveness Index. At the same time, the Company responded to the changing competitive landscape by accelerating the implementation of its strategic goals. Sector targets for faster-growth markets and new media have been raised to 40-45% of revenue over the next five years.

The share price fell in 2014 – a decrease of over 2% to 1,345.0p at year end. Since then, the share price has increased to 1,596.0p at 22 April 2015, reflecting the Company’s record results for 2014, as well as the overall strength in global stock markets over recent months. Dividends were increased by 11.7% to 38.20p, a new high.

Reported billings were £46.2 billion, up almost 7% in constant currencies, driven by a strong leadership position in net new business league tables for the third year in a row. Revenue was up well over 4% to £11.5 billion and up over 11% in constant currencies. Net sales were almost flat on 2013 and up over 6% in constant currencies.

Group revenue is more weighted to the second half of the year across all regions and sectors, especially in the faster-growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half.

Reported profit before interest and tax rose over 6% to £1.569 billion from £1.478 billion, up over 14% in constant currencies. Headline PBIT was up over 1% to £1.681 billion and up 8% in constant currencies. Net sales margins were up 0.2 margin points to a new historical high of 16.7% and increased 0.3 margin points in constant currencies, in line with the Group’s margin target.

Profit for the year increased by 14% to £1.152 billion. Headline EBITDA increased by 0.7% to £1.910 billion, up 7.5% in constant currencies. Reported profit before tax was up well over 12% to £1.452 billion and headline profit before tax was up well over 3% to £1.513 billion. Diluted reported earnings per share were up well over 15% to 80.5p.

Net cash inflow from operating activities strengthened to £1.7 billion in the year. Free cash flow amounted to almost £1.2 billion in 2014, over £1 billion for the fourth consecutive year. Average net debt was £3.0 billion in 2014, the same level as in 2013, at 2014 exchange rates, and net debt at 31 December 2014 was £2.3 billion, against £2.2 billion in 2013, reflecting significant incremental net acquisition spend of £0.3 billion and incremental share re-purchases of £0.3 billion, more than offsetting the improvements in working capital at the year end.

Estimated net new business billings of £5.8 billion (over $9 billion) were won in 2014.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by operating sector and geographical area for each of the three years ended 31 December 2014, 2013 and 2012 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the following tables give details of revenue growth and net sales growth by geographical area and operating sector on a reported, constant currency, and like-for-like basis.

Geographical area

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2014	2013	2014	2013	2014	2013
North America	4.1	5.6	10.0	4.4	9.5	2.9
United Kingdom	16.0	10.9	16.0	10.9	12.9	4.8
Western Continental Europe	(0.9)	6.3	5.1	2.1	3.8	0.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4.6	5.0	15.8	7.9	8.0	6.1
Total Group	4.6	6.2	11.3	5.7	8.2	3.5

Net sales analysis
	Reported net sales growth %+/(-)		Constant currency net sales growth %+/(-)		Like-for-like net sales growth %+/(-)
	2014	2013	2014	2013	2014	2013
North America	(2.1)	5.4	3.4	4.2	3.0	2.9
United Kingdom	7.1	12.8	7.1	12.8	4.8	6.8
Western Continental Europe	(3.4)	4.5	2.5	0.4	1.1	(1.3)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1.6	4.7	12.5	7.6	4.6	6.0
Total Group	(0.1)	5.9	6.3	5.4	3.3	3.4

North America, with constant currency revenue growth of well over 10% in the final quarter and like-for-like growth of over 9%, maintained the strong growth seen in the first nine months, an improvement over the third quarter year-to-date constant currency growth of almost 10%. Particularly strong growth was achieved in Media Investment Management and parts of the Group’s Public Relations & Public Affairs, Healthcare Communications and direct, digital and interactive operations. On a full-year basis, constant currency revenue was up 10%, with like-for-like up over 9%. Net sales were up over 3% in constant currency, with like-for-like up 3%.

The UK rate of growth in the final quarter was similar to quarter three at around 15% in constant currency, with like-for-like growth of over 11% compared with over 10% in quarter three. The Group’s Advertising and Media Investment Management and Public Relations & Public Affairs businesses performed particularly well. Despite the improvement in revenue, net sales slowed in the final quarter, with constant currency growth of well over 4% compared to over 7% in quarter three, as the Group’s Data Investment Management, Branding & Identity and Healthcare Communications agencies were lower. On a full-year basis, constant currency revenue was up 16%, with like-for-like up almost 13%. Net sales were up over 7% in constant currency, with like-for-like up almost 5%, the strongest-performing region.

Western Continental Europe, somewhat contrary to the macroeconomic picture, showed significant improvement in the final quarter, partly driven by acquisitions, with constant currency revenue up over 7% and like-for-like revenue up over 5%, compared to over 5% and over 4% respectively in quarter three. Similarly, net sales growth on a constant currency basis was up over 4% in the final quarter, compared to almost 3% growth in quarter three. On a like-for-like basis, net sales were up well over 1% in the final quarter, slightly above the growth seen in quarter three. For the year, Western Continental Europe revenue grew almost 4% like-for-like (almost 5% in the second half), compared with 0.5% in 2013, with net sales growth of over 1% like-for-like (1.6% in the second half), compared to -1.3% in 2013. Germany, Italy, the Netherlands and Turkey all showed good growth in the final quarter, but Austria, Belgium, France, Spain and Switzerland were tougher.

In Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe, revenue growth in the fourth quarter was fastest overall, as it was in quarter three, up 16% in constant currency and up over 6% like-for-like. Growth in the fourth quarter was driven principally by Asia Pacific and Africa. Central & Eastern Europe, after a difficult first quarter, improved during the balance of the year, with full-year like-for-like revenue growth of over 6%. Constant currency net sales growth was over 12% for the year, with like-for-like net sales up well over 4%. In Asia, India, Indonesia, Vietnam and Bangladesh had double-digit like-for-like growth, while Japan and Korea were more challenging.

Latin America showed some softening in the second half, with like-for-like net sales growth of well over 3% compared with almost 6% in the first half, as parts of the Group’s businesses in Brazil and Chile slowed. The Middle East improved in the final quarter, with like-for-like net sales growth of over 5%, and over 3% for the full year. Africa also grew strongly, with like-for-like net sales up over 7% in the final quarter and up over 5% for the full year, driven by the Group’s Media Investment Management and Public Relations & Public Affairs businesses. In Central & Eastern Europe, like-for-like revenue was up almost 5% in the fourth quarter, down slightly from over 5% in quarter three, with Poland, Russia and the Slovak Republic up strongly. On the same basis, full-year revenue was up over 6%, with net sales up over 5%.

Full-year revenue for the BRICs1, which account for $2.4 billion of revenue, was up over 8% on a like-for-like basis. In 2014, almost 30% of the Group’s revenue came from Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe - the same proportion as in 2013, with the strength of sterling against the currencies of many of the markets in these regions still having a significant impact. On a constant currency net sales basis, this increased to 30.6%, compared with the Group’s strategic objective of 40-45% in the next five years. Markets outside North America now account for 66% of our revenue.

[1]	Brazil, Russia, India and China.

Operating Sector

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2014	2013	2014	2013	2014	2013
Advertising and Media Investment Management	12.1	7.2	19.8	6.9	16.1	5.5
Data Investment Management	(4.7)	3.6	1.5	3.0	0.6	1.6
Public Relations & Public Affairs	(3.1)	0.4	2.6	(0.7)	2.5	(1.7)
Branding & Identity, Healthcare and Specialist Communications	3.5	9.1	9.5	8.4	4.0	3.9
Total Group	4.6	6.2	11.3	5.7	8.2	3.5

Net sales analysis
	Reported net sales growth %+/(-)		Constant currency net sales growth %+/(-)		Like-for-like net sales growth %+/(-)
	2014	2013	2014	2013	2014	2013
Advertising and Media Investment Management	0.9	6.2	7.8	6.1	5.0	4.9
Data Investment Management	(5.1)	4.2	0.9	3.4	0.6	2.4
Public Relations & Public Affairs	(3.0)	0.7	2.7	(0.3)	2.7	(1.5)
Branding & Identity, Healthcare and Specialist Communications	2.5	8.2	8.6	7.7	2.5	3.3
Total Group	(0.1)	5.9	6.3	5.4	3.3	3.4

Advertising and Media Investment Management was the strongest performing sector, with constant currency revenue up almost 20% for the year and up over 16% like-for-like. Net sales were up almost 8% in constant currencies and up 5% like-for-like. In the final quarter, revenue was up almost 21% in constant currencies and up almost 15% like-for-like, slightly down on growth of 17% in the third quarter. Advertising grew well in Africa & Middle East, but was slower in the mature markets of North America and Western Continental Europe. Media Investment Management showed strong like-for-like growth across all regions and especially in North America, the UK and Asia Pacific.

Of the Group’s advertising networks, Ogilvy & Mather and Grey performed well, with J. Walter Thompson Worldwide performing strongly in the UK and Asia Pacific. However, the Group’s Advertising businesses in Western Continental Europe generally remained challenged, with like-for-like revenue under pressure and with slower activity in North America in the fourth quarter. Growth in the Group’s Media Investment Management businesses has been very consistent throughout the year, with constant currency and like-for-like revenue up strongly for the year, with a stronger second half. tenthavenue, the ‘engagement’ network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like net sales growth up 14%. The strong revenue and net sales growth across most of the Group’s businesses, partly offset by the challenges in the Group’s Advertising businesses in Western Continental Europe and North America noted above, resulted in the combined net sales margin of this sector improving by 0.1 margin points to 18.6% and by 0.2 margin points in constant currency.

In 2014, J. Walter Thompson Worldwide, Ogilvy & Mather, Y&R and Grey generated estimated net new business billings of almost £900 million ($1.4 billion). GroupM (the Group’s Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated estimated net new business billings of £4.4 billion ($7.0 billion). The Group’s net new billings totalled £5.8 billion ($9.3 billion), slightly down on the record year of 2013 of £6.1 billion ($9.8 billion).

Data Investment Management revenue grew by 1.5% in constant currency, with like-for-like revenue up 0.6%, and the second half weaker than the first, partly due to stronger comparatives in the second half of 2013. More significantly, net sales were stronger, up almost 1% in constant currencies and up 0.6% like-for-like, reflecting an improvement in the custom research parts of the business. In the fourth quarter, revenue fell by 1% in constant currency, and by over 1% like-for-like, due to weaker custom sales in the UK, Asia Pacific and Latin America, and continuing softness in parts of the Group’s syndicated businesses in North America. Net sales showed a similar pattern with constant currency net sales down 0.6% and down 1% like-for-like. There seems to be a growing recognition of the value of ‘real’ data businesses, rather than those that depend on third party data. Net sales margins improved by 1.3 margin points to 15.6% and by 1.2 margin points in constant currency. Good cost control, the continued benefits of restructuring and the disposal of a call centre operation in the US contributed to the improvement in net sales margins.

Although there has been further improvement during 2014, the slowest sub-sector continues to be like-for-like net sales growth in the custom businesses in mature markets, where discretionary spending remains under review by clients. Custom businesses in faster-growth markets, although slightly weaker than 2013, remain robust, with strong like-for-like revenue and net sales growth.

The Group’s Public Relations & Public Affairs businesses returned to top-line growth in 2014, with full-year revenue up well over 2% on both a constant currency and like-for-like basis. The fourth quarter was particularly strong, up over 5% like-for-like, with strong growth in North America, the UK and Asia Pacific. Burson-Marsteller, Cohn & Wolfe and the specialist Public Relations & Public Affairs businesses performed well, with Hill+Knowlton Strategies more challenged. An improving top-line and good control of costs resulted in net sales margins improving by 1.1 margin points to 15.8% and by 1.3 margin points in constant currency.

At the Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) full-year revenue was up over 9% in constant currency and up 4% like-for-like. In the fourth quarter, constant currency revenue grew strongly at over 11%, with like-for-like revenue growth of over 4%, an improvement over the third quarter. Net sales were up well over 9% in the fourth quarter on a constant currency basis, and up 1.5% like-for-like, similar to the third quarter. The Group’s direct, digital and interactive businesses, especially OgilvyOne Worldwide, Mirum (the newly-established digital network of J. Walter Thompson Worldwide), WPP Digital, VML and AKQA performed strongly, with parts of the Group’s Healthcare Communications and Branding & Identity businesses slower. Net sales margins for the sector as a whole fell 0.7 margin points to 14.7% and by 0.6 margin points in constant currency, as parts of the Group’s direct, digital and interactive businesses in Western Continental Europe, together with Branding & Identity and Healthcare Communications slowed.

In 2014, 36% of the Group’s revenue and net sales came from direct, digital and interactive, up over one percentage point from the previous year, with revenue growing well over 11% like-for-like.

2014 compared with 2013

Revenues

Reported revenue growth for the year was 4.6%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 11.3%. This difference of 6.7% reflects strong foreign currency headwinds: chiefly due to the strength of the pound sterling against the US dollar and euro in the first nine months, to some extent offset by the weakness of the pound sterling against the US dollar, Japanese yen, Australian dollar and Indian rupee in the final quarter.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 8.2%, with net sales up 3.3%. In the fourth quarter, like-for-like revenue was up almost 8%, following like-for-like growth in the third quarter of well over 7%, due to stronger growth in the fourth quarter in North America, the UK and Western

Continental Europe, offset by lower growth in Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe. Like-for-like revenue growth in the second half was therefore well over 7% compared with well over 8% in the first.

Operating costs

Operating costs decreased by 1.2% in 2014 to £8,557.5 million from £8,665.8 million in 2013 on a reported basis and decreased by 5.0% on a constant currency basis. During 2014, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff and property. On a like-for-like basis, total operating costs, excluding investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, gains/losses on remeasurement of equity interest on acquisition of controlling interest and restructuring costs, rose by 3.1%, less than the rate of growth for revenue and net sales.

On a like-for-like basis, the average number of people in the Group increased by 0.9% in 2014. On the same basis, the number of people in the Group at 31 December 2014 decreased by 0.4% compared with the end of 2013. These average and point-to-point figures reflect the continuing sound management of headcount and staff costs in 2014 to balance revenue and costs. On a like-for-like basis, revenue and net sales increased by 8.2% and 3.3% respectively.

Reported staff costs, excluding incentives, fell by 0.4% and rose by over 6% in constant currency. Staff costs included £37 million ($63 million) of severance costs compared with £27 million ($40 million) in 2013. Incentive costs amounted to £313 million ($512 million) which was over 16% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before incentives compared with £328 million ($517 million) or over 17% in 2013.

Performance in parts of the Group’s Data Investment Management custom businesses, Public Relations & Public Affairs, Healthcare Communications and direct, digital and interactive businesses fell slightly short of the target, maximum and ‘super-maximum’ performance objectives agreed for 2014. Achievement of target generates 15% of headline PBIT excluding share of results of associates (excluding exceptional gains/losses) before bonus as an incentive pool.

Net sales margins, before all incentives and income from associates, were 19.1%, up 0.1 margin points, compared with 19.0% last year. The Group’s staff cost to net sales ratio, including severance and incentives, decreased by 0.3 margin points to 64.0% compared to 64.3% in 2013, indicating an improvement in productivity. As a result of all this, headline PBIT was up over 1% to £1.681 billion from £1.662 billion and up 8% in constant currencies.

In the second half of the year, the Group announced new technology partnerships with AppNexus and Rentrak. These two transactions gave rise to an exceptional capital gain of £151 million. The Group also recognised a gain of £10 million as a result of a reduction in its investment in oOh!Media (following the IPO) and realised gains on the re-measurement of equity interests, following acquisition of controlling interests. In total, these gains amounted to £196 million, which in accordance with prior practice, have been excluded from headline profit. In the final quarter of the year, the Group incurred restructuring costs of £128 million, largely for severance, to further adjust the Group’s cost base, primarily in the mature markets of Western Europe. This also included £39 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure, which will start to deliver savings in 2016.

Profit before interest and taxation

As a result of the above, reported PBIT rose 6% to £1.569 billion from £1.478 billion, up well over 14% in constant currencies. Headline PBIT rose by 1% to £1.681 billion from £1.662 billion, up 8% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £94.7 million in 2014 from £64.3 million in 2013. Finance costs decreased to £262.7 million in 2014 from £267.9 million in 2013. Therefore, net finance costs were £168.0 million, down over 17% from £203.6 million last year, reflecting the beneficial impact of lower net debt funding costs and higher income from investments, partially offset by the cost of higher average gross debt, due to pre-funding of 2014 debt maturities. Revaluation of financial instruments resulted in a gain of £50.7 million in 2014 and a gain of £21.0 million in 2013.

Taxation

The Group’s tax rate on reported profit before tax was 20.7% in 2014 against 21.9% in 2013.

Profit for the year

Profit for the year increased by 13.8% to £1,151.5 million in 2014 from £1,012.1 million in 2013 on a reported basis and increased by 23.1% in constant currency. In 2014, £1,077.2 million of profit for the year was attributable to equity holders of the parent and £74.3 million attributable to non-controlling interests. Diluted earnings per share increased by well over 15% (almost 25% in constant currencies) to 80.5p.

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

As capital expenditure remains relatively stable, there are broadly three alternative uses of funds:

•

Mergers and acquisitions. There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational and governance issues that are starting to surface elsewhere in the industry, particularly in faster-growing markets like Brazil, India and China.

Our acquisition focus in 2014 was again on the triple play of faster-growing geographic markets, new media and data investment management, and the application of new technology and big data, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2014, the Group spent over £460 million on initial acquisition payments, net of cash acquired and disposal proceeds.

In addition, as mentioned above, two important technology partnerships were announced in the second half of 2014, underlining one of the Group’s strategic objectives of developing data and applying technology to enhance clients’ marketing effectiveness. Firstly, in September with AppNexus to strengthen the technology backbone of Xaxis. Secondly, in October, a similarly structured partnership with Rentrak to develop new techniques for off-line and digital television and film audience measurement. In both cases, the Group contributed technology assets and invested cash for significant minority interests. This approach enables the Group to effectively leverage its existing technology assets, without spending extravagant sums of cash in riskily structured transactions. A trifecta of these more measured partnerships was completed with comScore, the market leader in internet audience measurement, in February 2015. The objective here being to develop comScore’s global network to become the standard for internet effectiveness measurement.

Net acquisition spend is currently targeted at around £300-£400 million per annum, excluding slightly more significant “one-offs”, like the purchase of a controlling stake in IBOPE in Latin America and the comScore transaction mentioned above. The Group will continue to seize opportunities in line with our strategy.

•

Dividends. Given the Company’s strong progress, the Board declared an increase of 12.4% in the 2014 final dividend to 26.58p per share, which together with the interim dividend of 11.62p per share, makes a total of 38.20p per share for the year, an overall increase of 11.7%. Dividends paid in respect of 2014 totaled approximately £500 million.

•

Share buy-backs. They will continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the recently-revised net sales margin target of 0.3 margin points improvement, the targeted level of share buy-backs will be 2-3% of the outstanding share capital. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values, particularly as the average 2014 net debt to headline EBITDA ratio is 1.6 times, at the low end of our market guidance of 1.5-2.0 times. Share buy-backs in 2014 cost £511 million, representing 3.0% of issued share capital. In 2014, the Company returned almost £1.0 billion to share owners, including share buy-backs, an increase of 63% over 2013.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2014, billings were £46.2 billion, or 4.0 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

The Group has a five-year Revolving Credit Facility of $2,500 million due July 2019. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2014, net cash inflow from operating activities was £1,703.7 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,167.5 million. This free cash flow was absorbed by £494.7 million in net acquisitions and disposals, by £510.8 million in share repurchases and buy-backs and by £460.0 million in dividends, resulting in a net outflow of £298.0 million.

At 31 December 2014, the Group’s net debt was £2.3 billion, against £2.2 billion in 2013, reflecting significant incremental net acquisition spend of £0.3 billion and incremental share re-purchases of £0.3 billion, more than offsetting the improvements in working capital at the year-end. Net debt averaged £3.0 billion in 2014, flat compared to 2013, at 2014 exchange rates. The Group’s average net debt was around 1.6 times headline EBITDA in 2014 and 2013, at the low end of the Group’s current target range of 1.5-2.0 times.

Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2014 was 10.0 times. Average net debt in the first quarter of 2015 was £2.734 billion, compared to £2.549 billion in 2014, at 2015 exchange rates.

With an equity market capitalisation of approximately £21.1 billion at 22 April 2015, the total enterprise value of the Company is approximately £24.3 billion, a multiple of 12.7 times 2014 headline EBITDA.

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2014.

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

In the first quarter of 2015, reported revenues were up 8.3%, with constant currency growth of 7.4%, like-for-like growth of 5.2%, 2.2% growth from acquisitions and 0.9% from currency, reflecting the weakness of sterling against the US dollar, partly offset by the strength of sterling, primarily against the euro. Reported net sales were up 6.0%, up 5.0% in constant currency and up 2.5% like-for-like. Due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of direct costs in data investment management, net sales is the more meaningful and accurate reflection of top line growth, although currently none of our competitors report net sales. As a result the commentary below gives both revenue and net sales data.

The pattern of net sales growth in 2015 has started similarly to the final quarter of 2014, with both constant currency and like-for-like growth showing continuing improvement across all geographies and sectors. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), were the strongest sectors, with data investment management showing significant improvement compared with the final quarter of 2014. Public relations & public affairs was slower than the final quarter of 2014, which was the strongest quarter last year for this sector. Our budgets for 2015 indicated like-for-like revenue and net sales growth of over 3% against last year. For the first three months actual performance was ahead of budget, due to the stronger than budgeted performance in the Group’s data investment management, public relations and public affairs and specialist communications (including direct, digital and interactive) businesses. A preliminary look at our quarter one revised forecasts for the full year, again, indicates revenue growth and net sales growth up over 3%. On a constant currency basis, headline PBIT is above budget and well ahead of last year and the increase in the net sales margin is well above the Group’s full year target of a 0.3 margin point improvement. The Group gained a total of £624 million (almost $1.0 billion) in net new business wins (including all losses) in the first quarter, compared to £797 million ($1.275 billion) in the same period last year.

Geopolitical issues remain top of business leaders’ concerns. The Ukraine and consequent Russian sanctions, continued tensions in the Middle East and North Africa and, the increasing likelihood of a “Grexit” from the European Community top the agenda. Lower oil prices and first time quantitative easing in Europe and continued easing in Japan may bottom or underpin the recovery and a continued, but somewhat patchy, United States recovery and United Kingdom and Indian strength may help confidence, but concerns about China and Brazil remain although we remain unabashed bulls of both. Countries like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru add to confidence, along with a mild recovery in Western Continental Europe, chiefly in Germany, Spain and Italy. France remains soft, although there are some small signs of improvement. But there are other concerns, chiefly two. First, what impact will the Federal Reserve tightening have on bond and equity markets. Secondly, the result of the “Morton’s Fork” United Kingdom General Election will probably result either in a Labour-led coalition, which does not favour business and causes jitters in sterling exchange rates and stock markets, or a Conservative-led coalition, which will result in an uncertainty-stimulating European Union referendum. In either case, any coalition will have to re-address reducing the still remaining, substantial, United Kingdom budget deficit.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, they broadly remain unwilling to take further risks and, therefore, focus on costs, rather than revenue growth. Procurement and finance tends to take the lead over marketing and investment and suppliers are encouraged to play the additional roles of banks and/or insurance companies. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. We see little reason, if any, for this pattern of behaviour to change in 2015, with continued caution being the watchword.

The pattern for 2015 looks very similar to 2014, but with no maxi- or mini-quadrennial events like the Olympics, FIFA World Cup or United States Presidential Election (as there will be in 2016) to boost marketing investments. Forecasts of worldwide real GDP growth still hover around 3.0 to 3.5%, with inflation of 2.0% giving nominal GDP growth of around 5.0 to 5.5% for 2015, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations are strong. All in all, 2015 looks to be another demanding year, although a weaker UK pound against a stronger US dollar may continue to provide some modest currency tailwind, partly offset by a stronger pound against the euro, although a modest impact on profits, unlike the fierce currency headwind in 2014.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2014, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2015	2016	2017	2018	2019	Beyond 2019
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,136.2	388.4	582.6	—	—	—	1,165.2
Sterling bonds	600.0	—	—	400.0	—	—	200.0
US$ bonds	1,837.1	—	—	—	—	—	1,837.1
Subtotal	4,573.3	388.4	582.6	400.0	—	—	3,202.3
Interest payable	1,730.9	190.0	165.8	133.7	125.7	125.7	990.0
Total	6,304.2	578.4	748.4	533.7	125.7	125.7	4,192.3
Operating leases[2]	2,685.1	438.9	334.4	276.0	253.5	208.2	1,174.1
Capital commitments[3]	60.9	55.1	3.9	1.9	—	—	—
Investment commitments[3]	42.4	41.8	0.6	—	—	—	—
Financial derivatives[4]	41.6	60.5	(15.2)	(11.3)	0.5	1.6	5.5
Estimated obligations under acquisition earnouts and put option agreements	496.3	94.8	109.5	91.9	56.0	85.3	58.8
Total contractual obligations	9,630.5	1,269.5	1,181.6	892.2	435.7	420.8	5,430.7

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2014 of £265.1 million. The Group’s net debt at 31 December 2014 was £2,275.4 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals of £23.7 million.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

[4]	Net future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2014 amounted to £68.2 million (2013: £47.8 million, 2012: £56.5 million). Employer contributions and benefit payments in 2015 are expected to be approximately £70 million. Projections for years after 2015 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Non-GAAP Information

As introduced on page 16, the following metrics are the Group’s Non-GAAP measures.

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

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2014 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

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

The following table reconciles reported revenue and net sales growth for 2014 and 2013 to like-for-like revenue and net sales growth for the same period.

	Revenue		Net Sales
	£m		£m
2012 Reportable	10,373		9,515
Impact of exchange rate changes	53	0.5%	48	0.5%
Changes in scope of consolidation	229	2.2%	190	2.0%
Like-for-like growth	364	3.5%	323	3.4%
2013 Reportable	11,019	6.2%	10,076	5.9%
Impact of exchange rate changes	(736)	(6.7%)	(645)	(6.4%)
Changes in scope of consolidation	342	3.1%	302	3.0%
Like-for-like growth	904	8.2%	332	3.3%
2014 Reportable	11,529	4.6%	10,065	(0.1%)

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

Net sales margin

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, net sales and net sales margin are a more meaningful measure of comparative, competitive revenue growth and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged. In addition, the Group’s Media Investment Management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings.

Net sales margin is calculated as headline PBIT (defined above) as a percentage of net sales.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/gains of associates, gains/losses arising from the revaluation of financial instruments, gains/losses on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs; and, in 2012, the gain on sale of freehold property in New York, and costs incurred in changing the corporate structure of the Company.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2014 £m	2013 £m	2012 £m
Profit before taxation	1,451.9	1,295.8	1,091.9
Amortisation and impairment of acquired intangible assets	147.5	179.8	171.9
Goodwill impairment	16.9	23.3	32.0
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)	(26.8)
Gains on remeasurement of equity on acquisition of controlling interest	(9.2)	(30.0)	(5.3)
Investment write-downs	7.3	0.4	19.6
Cost of changes to corporate structure	—	—	4.1
Gain on sale of freehold property in New York	—	—	(71.4)
Restructuring costs	127.6	5.0	93.4
Share of exceptional losses of associates	7.6	10.7	3.0
Revaluation of financial instruments	(50.7)	(21.0)	4.7
Headline PBT	1,512.6	1,458.0	1,317.1

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

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

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2014 £m	2013 £m	2012 £m
Profit for the year	1,151.5	1,012.1	894.7
Taxation	300.4	283.7	197.2
Finance income, finance cost and revaluation of financial instruments, net	117.3	182.6	218.6
Amortisation and impairment of acquired intangible assets	147.5	179.8	171.9
Depreciation of property, plant and equipment	197.3	202.0	191.0
Amortisation of other intangible assets	31.6	32.7	33.7
Goodwill impairment	16.9	23.3	32.0
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)	(26.8)
Gains on remeasurement of equity on acquisition of controlling interest	(9.2)	(30.0)	(5.3)
Investment write-downs	7.3	0.4	19.6
Cost of changes to corporate structure	—	—	4.1
Gain on sale of freehold property in New York	—	—	(71.4)
Restructuring costs	127.6	5.0	93.4
Share of exceptional losses of associates	7.6	10.7	3.0
Headline EBITDA	1,909.5	1,896.3	1,755.7

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

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2014 £m	2013 £m	2012 £m
Net cash inflow from operating activities	1,703.7	1,374.2	908.3
Share option proceeds	25.0	42.4	56.0
Proceeds on disposal of property, plant and equipment	5.9	7.3	123.5
Movement in working capital and provisions	(295.0)	133.4	388.2
Purchases of property, plant and equipment	(177.9)	(240.7)	(290.3)
Purchase of other intangible assets (including capitalised computer software)	(36.5)	(43.8)	(39.8)
Dividends paid to non-controlling interests in subsidiary undertakings	(57.7)	(53.2)	(51.9)
Free cash flow	1,167.5	1,219.6	1,094.0

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

The following table is an analysis of net debt:

	2014 £m	2013 £m	2012 £m
Debt financing	(4,788.1)	(4,462.0)	(4,766.5)
Cash and short-term deposits	2,512.7	2,221.6	1,945.3
Net debt	(2,275.4)	(2,240.4)	(2,821.2)

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

The most significant assumptions employed by the Company in determining recoverable amounts are as follows:

•

Future cash flows derived from each cash-generating unit are based on a projection period of up to five years. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue growth and operating margin. The key assumptions take account of the businesses’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the unit’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix;

•

After the projection period, there is an assumed annual long-term growth rate of 3.0% (2013: 3.0%), with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was calculated using a pre-tax discount rate of 9.0% (2013: 9.5%).

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2014, operating profit includes credits totaling £24.9 million (2013: £19.9 million, 2012: £19.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2013.

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

WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase the non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IAS 39 Financial Instruments: Recognition and Measurement. The movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities. The assumptions and sensitivity to changes in these assumptions is shown in note 25 to the Consolidated Financial Statements.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2014.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of pension plans. As a result, these plans generally have an ageing membership population. In accordance with IAS 19 Defined Benefit Plans, the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £295.3 million at 31 December 2014, compared to £246.6 million at 31 December 2013. The increase in the deficit is primarily due to lower discount rates as a result of a decrease in high-quality corporate bond yields.

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2014 no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £3,578.5 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Philip Lader, Age 69: Non-executive chairman. Philip Lader was appointed chairman of WPP in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served as a member of the US President’s Cabinet, White House Deputy Chief of Staff and Deputy Director of the Office of Management & Budget. Before entering government service, he was executive vice president of the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a senior advisor to Morgan Stanley, a director of Marathon Oil, Rusal and AES Corporations, a trustee of RAND Corporation, the Smithsonian Museum of American History and the Atlantic Council, and a member of the Council on Foreign Relations.

Roberto Quarta, Age 65: Non-executive director and chairman designate. Roberto Quarta was appointed as a director with effect from 1 January 2015. He is Chairman of IMI plc, a FTSE 100 listed engineering business (from which he will be stepping down following the company’s AGM on 7 May 2015), as well as Chairman of Smith & Nephew plc, a FTSE 100 listed global medical devices company and Partner of Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

Sir Martin Sorrell, Age 70: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.

Paul Richardson, Age 57: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and fellow of the Association of Corporate Treasurers. He is a non-executive director of STW Communications Group Limited in Australia, which is a company associated with the Group.

Roger Agnelli, Age 54: Non-executive director. Roger Agnelli was appointed a non-executive director of WPP on 13 May 2013. He is the founding partner and CEO of AGN Holding, a Brazilian company focused on mining, logistics and bioenergy in Brazil, Latin America and Africa. He is also the chairman of B&A, a joint venture between BTG Pactual and AGN, focused on the exploration and development of fertilizer, iron ore and copper assets. He was CEO and president of VALE from July 2001 to May 2011. He was vice president of ANBID (Brazil’s National Association of Investment Banks) and member of the International Advisory Committee of the New York Stock Exchange (NYSE). He has served on the board of directors of CPFL, Rio Grande Energia, Serra da Mesa Energia and VCB Energia in Brazil and Duke Energy in the US; in oil and gas, Petrobras and Suzano Petroquímica in Brazil and Spectra Energy in the US; in steel, CSN and LATASA; in automotive and auto parts, Mahle Metal Leve; in home appliances, Brasmotor and in cable TV, UGB Participações. In September 2010, he joined the International Business Leaders Advisory Council (IBLAC) to the Mayor of Shanghai. He has served on the International Advisory Councils of South Africa to the President Thabo Mbeki and of Mozambique to the President Dr Armando Guebuza. He was member of Anadarko’s Global Advisory Board and in Brazil, he was member of the Economic and Social Development Council of President Lula and of the Strategic Advisory Council of FIESP (Federation of Industries of the State of São Paulo). He has been a member of the board of directors of ABB Ltd since 2002. In addition, he is a member of the International Expert Advisory Board of the Sultanate of Oman and of McKinsey International Advisory Council. In Brazil, he is honorary director of ACRJ (Commercial Association of Rio de Janeiro).

Jacques Aigrain, Age 60: Non-executive director. Mr. Jacques Aigrain was appointed a non-executive director of WPP on 13 May 2013. He is currently a partner at Warburg Pincus LLP. He was CEO of Swiss Re AG from

2006 to 2009, and prior to that, he spent 20 years with JPMorgan Chase in New York, London and Paris. In addition, he is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of LyondellBassell NV, Deutsche Lufthansa AG and its subsidiary, Swiss International Airlines AG. He was Chairman of LCH Clearnet Group Ltd from 2010 to March 2015, and also was a Director of the Qatar Financial Center Authorities until March 2015. He is a dual French and Swiss citizen. He holds a PhD in Economics from Sorbonne University, and a MA degree in Economics from Paris Dauphine University.

Charlene Begley, Age 48: Non-executive director. Charlene T Begley was appointed a non-executive director of WPP on 1 December 2013. Most recently, Ms Begley served as a Senior Vice President of General Electric Company and the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company. In this role, she had responsibility for $9 billion of revenue with the GE Appliances, Lighting and Intelligent Platforms businesses, as well as served as the company’s Chief Information Officer and led the Sourcing Council and Corporate Leadership Staff. As CIO, she managed a budget of $3.7 billion and led 10,000 IT professionals with a strong focus on business process excellence, simplification, collaboration and security and compliance. Over her career at GE, she served as President and Chief Executive Officer of GE Enterprise Solutions, GE Plastics, and GE Transportation. In addition, she led GE’s Corporate Audit Staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms Begley currently serves as a non-executive director and member of the Audit Committee of NASDAQ OMX and non-executive director and member of the Audit and Nominating Committees of Red Hat. Ms Begley was a director of Morpho Detection, Inc. and GE Fanuc JV. She was recognised as a Young Global leader on the World Economic Forum and Fortune’s “Most Powerful Women in Business”. Ms Begley graduated Magna Cum Laude from the University of Vermont in 1988 with a BS Degree in Business Administration.

Colin Day, Age 60: Non-executive director. Colin Day was appointed a non-executive director of WPP in July 2005. He is the Chief Executive of Essentra plc and a non-executive director of AMEC Foster Wheeler and FM Global. He was the group finance director of Reckitt Benckiser plc until April 2011, having been appointed to its board in September 2000. Previously he has been group finance director of Aegis Group plc and held a number of senior finance positions with the ABB Group plc and De La Rue Group plc. He was a non-executive director of Vero Group plc until 1998, Bell Group plc until 2004, Imperial Tobacco plc until February 2007, easyJet plc until September 2005 and Cadbury plc until 2010.

Sir John Hood, Age 63: Non-executive director. Sir John Hood was appointed a director on 1 January 2014. An international education and business leader, he was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In his native New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as non-executive director of Fonterra Co-operative Group, ASB Bank Ltd, and other companies. Sir John currently serves as President & CEO of the Robertson Foundation, and as Chairman of Urenco Limited, Matakina Limited, and Study Group Limited. He also serves as Chair of the Rhodes Trust and Teach For All. Sir John earned his PhD in Civil Engineering from the University of Auckland and then won a Rhodes Scholarship to Oxford, where he was awarded an MPhil in Management Studies. Sir John has been appointed a Knight Companion to the New Zealand Order of Merit.

Ruigang Li, Age 45: Non-executive director. Ruigang Li was appointed a director of WPP in October 2010. He is the Founding Chairman of CMC Capital Partners (CMC), China’s most prestigious brand for media and entertainment investment and operation with a most extensive coverage across the entire spectrum of traditional and internet space. Under the leadership of Ruigang Li, CMC has created a number of champions in key industry areas such as television, film, animation and location-based entertainment; and has invested in both established and emerging leaders in financial media, advertising, sports, home shopping, e-commerce, online-ticketing, talent agency, mobile video social network, online game and other subsectors. Ruigang Li is also the Chairman of SMG (Shanghai Media Group), which he has successfully transformed into the media conglomerate with the highest market capitalisation in China from a Shanghai-based provincial broadcaster over his two terms of leadership of the company.

Daniela Riccardi, Age 55: Non-executive director. Daniela Riccardi was appointed a director on 12 September 2013. A prominent FMCG, retail-and-fashion products executive, she is Chief Executive Officer of Baccarat, the international luxury goods company, and was Chief Executive Officer of Diesel Group, the innovative fashion business. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, with 7,000 employees, and Vice President-General Manager for Eastern Europe & Russia. Ms Riccardi also sits on the Board of Kering. Ms Riccardi is a Magna Cum Laude graduate in Political Science and International Studies at Sapienza University of Rome and completed a Fellowship in Marketing at Yale University.

Jeffrey A. Rosen, Age 67: Non-executive director. Jeffrey Rosen was appointed a director of WPP in December 2004. He is a deputy chairman and managing director of Lazard with over 40 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations and is President of the Board of Trustees of the International Center of Photography in New York.

Nicole Seligman, Age 58: Non-executive director. Nicole Seligman was appointed a director on 1 January 2014. A senior Sony executive since 2001, she is President of Sony Entertainment, Inc. and Sony Corporation of America and Sony Group Senior Legal Counsel. Until 2014, she was Executive Vice President and General Counsel of Sony Corporation. Previously, as a partner in the Washington law firm of Williams & Connolly, she counselled a wide range of clients, including major media companies, on complex litigation and commercial matters. She was a law clerk for US Supreme Court Justice Thurgood Marshall and was associate editorial page editor for the Asian Wall Street Journal. She was a Magna Cum Laude graduate of both Harvard College and Harvard Law School.

Hugo Shong, Age 59: Non-executive director. Hugo Shong was appointed a director on 13 May 2013. He is the executive vice president of International Data Group (IDG), a private technology media, research and events company, and president of IDG Asia/China. He joined IDG in 1991 as an associate to IDG’s founder and chairman, Patrick J. McGovern, for Asian business development after working for three years as a reporter and editor at Electronic Business and Electronic Business Asia magazine, where he launched over 40 magazines and newspapers in Asian countries, such as PC World Vietnam, the Chinese editions of NetworkWorld, Electronic Products, Cosmopolitan, Harper’s Bazaar, National Geographic, FHM and Men’s Health. In 1993, he helped IDG to set up China’s first technology venture fund, IDG Capital Partners, which now has $5 billion under management and an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip, Soufun and Xiaomi. He currently serves on the boards of China Jiuhao Health Industry Corp, which focuses on health maintenance and retirement community projects in China, and Mei Ah Entertainment Group, an entertainment company with interests in television, film and theatre listed on the Hong Kong Stock Exchange. Hugo has been a member of the board of trustees of Boston University since 2005. After completing his undergraduate studies at Hunan University, he attended the Chinese Academy of Social Sciences and earned a Master of Science from Boston University in 1987. He conducted graduate studies at the Fletcher School of Law and Diplomacy and has also completed the Advanced Management Program at Harvard Business School.

Timothy P. Shriver, Age 55: Non-executive director. Tim Shriver was appointed a director of WPP in August 2007. He is Chairman of Special Olympics and in that capacity, he happily serves together with over 4 million Special Olympics athletes in 170 countries, all working to promote health, education, and a more unified world through the joy of sports. Before joining Special Olympics in 1996, Shriver was and remains a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL), the leading school reform organization in the field of social and emotional learning. He is a member of the Council on Foreign Relations. Shriver earned his undergraduate degree from Yale University, a Master’s degree from The Catholic University of America, and a Doctorate in Education from the University of Connecticut. He has produced four films, written for dozens of newspapers and magazines, founded an ice cream company, and been rewarded with degrees and honors which he didn’t deserve but happily accepted on behalf of others.

Sally Susman, Age 53: Non-executive director. Sally Susman was appointed a director on 13 May 2013. She is currently executive vice president, Corporate Affairs for Pfizer, the world’s largest biopharmaceutical company. Sally also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, she was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She also held several senior corporate affairs posts at American Express, working in both London and the US. She started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce. She serves on the board of the International Rescue Committee and is a Trustee at the Library of Congress. Sally holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.

Sol Trujillo, Age 63: Non-executive director. Solomon D. (Sol) Trujillo was appointed a director of WPP in October 2010. He is an international business executive with three decades’ experience as CEO of high-cap global companies in the US, EU, and Australia. A digital pioneer and long-time practitioner of market-based management, Sol was an early champion of high-speed broadband and the mobile internet to stimulate productivity and innovation across all sectors of the economy. Sol currently sits on corporate boards in the US, EU, and China and has managed operations in more than 25 countries around the world – including developed as well as emerging markets from the EU and North America to China, Australasia, Africa and the Middle East.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Review of Compensation

In 2014, the committee presented its report and policy in compliance with the new reporting standards introduced in 2013. In its first year, the Executive Remuneration Policy received a supportive vote of 81.93%. The committee carefully considered the outcome and the reasons for opposition, most of which had been previously raised in discussions with share owners and taken into account when finalising the policy. The committee remains satisfied that the approved policy is in the best interests of share owners.

Pay for performance 2014

WPP currently has two very different long-term incentive plans in operation: the legacy Leadership Equity Acquisition Plan III (LEAP) used for awards until the end of 2012, and the replacement Executive Performance Share Plan (EPSP) under which awards have been made since 2013. The legacy LEAP program was a co-investment plan, requiring executives to pledge shares which would be matched to the extent that WPP’s total shareholder return (share price growth plus reinvestment of dividends) out-performed competitors over a five-year investment and performance period.

2010 LEAP awards, which vested on 12 March 2015, were based on TSR performance over the five financial years ending 31 December 2014. Over the performance period, WPP achieved a total shareholder return (including reinvestment of dividends) of 172.5%. This was underpinned by sustained five-year performance evidenced by a number of metrics:

•	Out-performed over 90% of the comparator group’s market capitalisation.

•	Ranked in the top three of WPP’s comparator group.

•	TSR in the upper quintile of the FTSE 100, out-performing over 90% of the constituents’ market capitalisation.

•	Share price increased by 114% from £7.25 at grant (120% of our 5- and 10-year average share price at the time, and close to our then five-year high of £7.875) to £15.49 on vesting.

•	Strong ongoing underlying financial and operational performance.

•	WPP headcount increased by over 20,000.

This strong performance resulted in the LEAP 2010 awards vesting with a maximum match of five-times the shares invested by the executives and other senior leaders invited to participate in 2010.

The value of Sir Martin’s award, while large by any standard, equates to approximately one third of 1% of the increase in value for share owners.

The 2014 operational performance of the Group was strong with 7.2% headline like-for-like PBT growth, a like-for-like 3.3% increase in net sales and a constant currency improvement in net sales margin of 0.3%. The annual bonus performance review for the executive directors took into account both the financial performance of the Group, together with an assessment of their achievement against individual measures based on areas of strategic importance. Outcomes ranged from 109% to 144% of target. Full details of the annual plan, including enhanced disclosure of the measures, performance ranges and achievements is set out in the short-term incentive section of the Implementation report.

Compensation and policy considerations for 2015

Base pay review

In accordance with the Executive Remuneration Policy, the base pay (base salary and fees) of executive directors is reviewed every 24 months. Sir Martin Sorrell’s base pay was due to be reviewed with effect from 1 January 2015. The committee undertook a review and decided that no change would be made. Paul Richardson’s base pay review will be undertaken during 2015.

Performance targets

In preparation for the 2015 EPSP grants, the committee has undertaken a full review of the performance measures and ranges that will determine vesting of these awards. The committee remained satisfied with the TSR and Earnings Per Share (EPS) performance measures’ and ranges’ alignment with the Group’s long-term strategic plans. While there was agreement that ROE remained an appropriate measure, the committee determined the performance range should increase from 10% to 14%, to 15% to 18%, measured as the average annual achievement over the five-year performance period, given the recent improvement in the Company’s ROE to 15%.

Clawback

In response to developments in corporate governance best practice, the Compensation Committee intends to adopt clawback provisions during 2015 to take effect in 2016. These provisions will apply to the executive-level incentive plans and complement the existing malus provisions adopted in 2010. The combination of these provisions will enable the Compensation Committee to reduce or cancel awards prior to vesting (malus) and/or to seek to reclaim awards that have actually vested and been paid (clawback). We believe that this, in conjunction with the five-year performance period under our long-term incentive plans, the deferral of at least half the annual bonus into WPP shares and the personal shareholdings of our executive directors will afford considerable protection of share owner interests over the long-term.

Share plan approval

A new share option plan is being submitted for approval at the 2015 Annual General Meeting (AGM). This new plan will replace two existing plans that will expire in 2015: the WPP Worldwide Ownership Plan and the WPP Executive Share Option Plan. The primary purpose of the new plan is to provide the ability to operate an all-employee share option plan for Group employees. The current plan makes awards to over 50,000 employees each year and is highly regarded. The secondary purpose of the new plan will be to provide the Company with the capacity to grant selective option awards, in the exceptional event they are required to attract or retain key individuals below Board level. While a feature of the current plan, such awards have been granted infrequently in recent years.

How we performed

Key performance measures
Group financial measures (like-for-like)	Target	Actual	% of target achieved	% of maximum achieved
Headline PBT growth	5.0%	7.2%	144%	72%
Net sales margin improvement	0.3%	0.3%	100%	60%
Growth in net sales	3.0%	3.3%	110%	83%
Other key measures
Total shareholder return	One-year: 3.0%	Five-years: 172.5%		Ten years: 198.7%
Market capitalisation	31 Dec 2009: £7.7bn	31 Dec 2014: £17.8bn		+ £10.1bn

Long-term total shareholder return performance

How much the executive directors earned in 2014

How we will implement our compensation policy in 2015

Key measures of five-year performance

	Policy	Implementation[1]
		Sir Martin Sorrell	Paul Richardson
Base salary and fees	• 24-month review period	£1,150,000	$945,000 + £100,000
Short-term incentives	• 70% financial and 30% personal strategic • One-year performance • 50% cash, 50% deferred WPP shares (two years)	Opportunity: 0% – 435% Target: 217.5%	Opportunity: 0% – 300% Target: 200%
Long-term incentives	• TSR, EPS and ROE • Five-year performance • 100% WPP shares	Opportunity: 0% – 974%	Opportunity: 0% – 400%
[1]	Opportunity and target expressed as a percentage of base salary and fees.

Number of WPP shares the executive directors owned at 31 December 2014

	Ownership target (% of base salary and fees)	Shares owned	Multiple of ownership target
Sir Martin Sorrell	600%	19,010,399	37x
Paul Richardson	300%	762,850	5x
Mark Read	200%	120,713	2x

Executive Remuneration Policy

The Compensation Committee would like to present the Executive Remuneration Policy. This is the policy that was approved by share owners at the 2014 AGM. It is the intention of the committee that this policy will be maintained for three years from approval, assuming no changes are required. The policy is subject to periodic reviews during its operation. The committee believes that this policy continues to align with the Company’s mission statement and business objectives and no changes are being put to share owners for consideration at this year’s AGM.

WPP’s compensation philosophy

Our mission statement and our six business objectives shape our compensation philosophy. Broadly, our Executive Remuneration Policy is determined by three guiding principles:

•	performance driven reward;

•	competitiveness; and

•	alignment with share owner interests.

Specifically, our six business objectives (as set out on pages 16-17) are reflected in the design of our compensation plans as set out below:

WPP’s six business objectives		Alignment with compensation structure
1	Continue to improve net sales margins	Short-term incentive measure for the Group chief executive and Group finance director
2	Increase flexibility in the cost structure	Short-term incentive measure for the Group finance director
3	Use free cash flow to enhance share owner value and improve return on capital employed	TSR, EPS growth and average ROE are long-term incentive measures for the executive directors
4	Continue to develop the value added by the parent company	Short-term incentive measures (parent company-led efficiency projects) for the Group finance director
5	Emphasise revenue and net sales growth more as margins improve	Short-term incentive measures for the Group chief executive and Group finance director (Group) and chief executive, WPP Digital (Digital)
6	Improve still further the creative capabilities and reputation of all our businesses	Short-term incentive measure for the Group chief executive

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

During 2013, the committee consulted with share owners on the design of the EPSP. The selection of performance measures took account of the feedback received. More generally, formal and informal share owner feedback was used by the committee when drafting the Executive Remuneration Policy.

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

Executive Remuneration Policy table – executive directors

The following table sets out details of the ongoing compensation elements for WPP’s executive directors.

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

In the event of a promotion or a significant change in the scope of the role, or changes in sector competitive pay or the need to counter a competitive external offer, the committee may exceed this limit.

Component and purpose	Operation	Performance			Maximum annual opportunity
Short-term incentives (details of how performance measures and targets are set are included in the notes to this table on pages 50 to 52)

Cash bonus,

Executive Share Awards (ESA)

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
Long-term incentives (details of how performance measures and targets are set are included in the notes to this table on pages 50 to 52)
Executive Performance Share Plan (EPSP) To incentivise long-term performance and to focus on long-term retention and strategic priorities, while maximising alignment with share owner interests.

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

TSR is measured on a market- capitalisation weighted basis against a peer group of business competitors that are selected according to size and relevance. This peer group is reviewed annually at the start of each cycle to ensure it remains robust, appropriate and relevant in light of WPP’s business mix. Half of the TSR element is measured on a local currency basis, half on a common currency basis.

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

Leadership Equity Acquisition Plan III (LEAP III)

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

Malus provisions

The committee has the ability to reduce any unvested LEAP III award in certain situations, including when fraud or a material misstatement has affected the level of any performance- related remuneration.

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

Dividend Equivalent Payments (DEPs) on the DSUs

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
Benefits To enable the executives to undertake their role by ensuring their well-being and security.

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

EPSP

Operational targets under the EPSP are set taking into account a combination of factors, but primarily internal forecasts, analysts’ expectations (albeit, the period over which analysts’ forecast is generally shorter than the five-year performance period) and historical performance relative to budgets.

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

WPP is committed to encouraging strong performance through a reward system that aligns management’s interests with those of share owners. From a compensation perspective, this is encouraged in a number of ways:

•	senior executives participate in the same long-term incentive plan as the executive directors which is designed to incentivise growth, capital efficiency and share price appreciation; and

•	share ownership is encouraged for the WPP Leaders (approximately the top 300 executives), all of whom have stretching ownership goals.

Across the workforce more broadly, many employees participate in bonus and commission plans based on the performance of their employing company. In addition, where locally competitive, employees are provided with company-sponsored pension plans and life assurance plans and a range of other benefits. In addition to these compensation elements, the Company also uses share-based compensation across the workforce to incentivise, retain and recruit talent which encourages a strong ownership culture among employees. The main share plans are described on the following page.

Restricted Stock Plan

The RSP is used to satisfy awards under the short-term incentive plans (including ESAs) as well as to grant awards to management under the WPP Leaders, Partners and High Potential program. In the program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group.

Executive directors are eligible to receive ESAs under the RSP, but ineligible to participate in any other aspect of the management share award program.

Executive Stock Option Plan

The ExSOP is used to make special grants of options in order to attract or retain key talent. Awards are made infrequently and executive directors are ineligible to participate, other than in a recruitment situation (see page 68). This plan will expire in 2015 and will be replaced by the WPP plc Share Option Plan 2015.

All-employee plan

The Worldwide Ownership Plan is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. Executive directors and management in receipt of other share awards are ineligible to participate in this plan. This plan will expire in 2015 and will be replaced by the WPP plc Share Option Plan 2015.

How do these pay policies affect potential compensation packages?

These graphs seek to demonstrate how pay varies with performance. The graphs are reflective of the pay policy at approval by share owners at the 2013 AGM. There have been no changes to figures since the approval of the policy by share owners, except benefits and DEPs. For consistency we have used the benefits and DEP figure from the year of approval by share owners (2013).

The graphs are informed by three performance scenarios and these, along with the assumptions used, are summarised below.

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

The Company has also previously received share owner approval to allow Sir Martin Sorrell to defer receipt of the UK and the US Deferred Stock Units Awards Agreements (DSUs). These are the awards that originally vested in 1999, having been granted in 1995 under the Capital Investment Plan. The UK DSU is an option that can be exercised at any time until November 2017. The US DSU will vest on the earlier of the end of Sir Martin’s employment with the Company, a change in control of the Company and 30 November 2017. In accordance with share owner approval, Sir Martin Sorrell receives cash dividend equivalent payments (DEPs) in respect of these deferred awards as noted in the policy table.

Share ownership guidelines

With effect from 2013/4, executive directors and other members of the senior management team were subject to share ownership guidelines. The implementation of these guidelines seeks to reinforce the WPP principle of alignment of management’s interests with those of share owners.

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

An overall cap on all non-executive fees, excluding consultancy fees will apply consistent with the prevailing and share owner-approved limit in the Articles of Association (which, due to share owner approval at the 2014 AGM, is £3m).
Additional fees To reflect the additional time required in any additional duties for the Company.

Non-executive directors are eligible to receive additional fees in respect of serving as:

•  Senior independent director

•  Chairman of a Board Committee

•  Member of a Board Committee

•  Consultancy fees in respect of other work that falls outside the remit of their role for the Company.

An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and share owner-approved limit in the Articles of Association (which, due to share owner approval at the 2014 AGM, is £3m).

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

Implementation Report

Statement of share owner voting

During the period immediately preceding the 2014 AGM there was limited consultation with share owners due to the extensive consultation that took place prior to the 2013 AGM and since no subsequent changes had been made to the Executive Remuneration Policy or Practices. The level of voting in favour of the remuneration resolutions was similar to that received in 2013. While the overall level of support remains lower than we might hope for, the committee remains aware of the reasons why some share owners feel unable to support our resolutions.

In particular, in respect of 2013, some share owners were generally concerned at the overall level of pay for the executive directors. While large, compensation levels were driven by the maturing of a five-year LEAP award and the rise in the Company’s share price. The committee acknowledges these concerns, but also recognises that the majority of share owners supported the remuneration resolution last year (see below) and LEAP III when it was approved in 2009. Furthermore, the committee is content that the LEAP program has performed as intended and in the manner approved with very strong share returns and share price performance delivering significant value to both share owners and management.

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Implementation
report of the Compensation Committee	693,866,904	81.75%	154,850,579	18.25%	848,717,483	117,037,192
To approve the Executive Remuneration Policy	707,427,918	81.93%	156,032,836	18.07%	863,460,754	102,293,921

There have not been any changes to the Executive Remuneration Policy approved by share owners, and no substantive changes to the manner of its implementation, during 2014, with none planned for 2015.

Directors Remuneration

For the fiscal year ended 31 December 2014 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £64.2 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.8 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ total remuneration received

Single total figure of remuneration in 2014 and 2013

		Base salary and fees	Benefits[2]	DEPs[3]	Pension	Short-term incentives[4]	Long-term incentives[5]	Total annual remuneration
		£000	£000	£000	£000	£000	£000	£000
Sir Martin Sorrell[1]	2014	1,150	453	1,288	456	3,590	36,041	42,978
	2013	1,150	350	1,101	460	4,115	22,670	29,846
Paul Richardson[1]	2014	674	67	—	202	1,542	8,734	11,219
	2013	698	107	—	210	1,753	6,408	9,176
Mark Read	2014	440	8	—	63	737	2,187	3,435
	2013	433	11	—	54	800	1,698	2,996
[1]	Any US dollar amounts received in 2014 have been converted into sterling at an exchange rate of $1.6475 to £1.
[2]	Details of benefits are set out on page 56.
[3]

Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable during 2014 totalling £1,288,191 (£1,100,578 during 2013) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements (which are the agreements that now comprise the awards granted under the Capital Investment Plan in 1995).

[4]

This is the aggregate amount awarded for the 2014 (and 2013) financial years’ performance. The awards are delivered equally in a deferred share bonus in the form of an ESA (which vests two years from date of grant subject to continued employment) and cash.

[5]	This is the value of the 2010 (and 2009) LEAP Awards which vested in 2015 (and 2014) following the end of the five-year performance period on 31 December 2014 (and 31 December 2013).

Fixed elements of remuneration

Base salary and fees

	Effective/review date	Contractual salary and fees 000	Base salary and fees received in 2014 000
Sir Martin Sorrell[1]	1 Jan 2015	£1,150	£1,141
Paul Richardson[2]	1 July 2013	$945 and £100	$945 and £100
Mark Read[2]	1 July 2013	£440	£440
[1]

In accordance with Sir Martin Sorrell’s contract of employment, 40% of his salary is paid in US dollars. Due to the fluctuations in the US dollar: sterling exchange rates in the year, retranslating the amounts paid at the exchange rate of $1.6475 to £1 gives a total of £1,140,923 ($1.5646 to £1 gave a total of £1,164,818 in 2013).

[2]	Next review due to take place with effect 1 July 2015.

Each executive director receives a fee of £100,000 for their directorship of WPP plc, included above. The base salary and fees for the executive directors are reviewed every 24 months. Sir Martin Sorrell’s salary was reviewed by the Compensation Committee in December 2014. The committee decided that his base salary should remain at the level set at 1 January 2013.

Benefits, dividend equivalent payments and pension

	2014 Benefits £000	2014 DEPs £000
Sir Martin Sorrell	453	1,288
Paul Richardson	67	—
Mark Read	8	—

The benefits shown are those provided to the executive directors that are deemed taxable in the UK (or those that would be taxable if Paul Richardson were resident in the UK). The value of benefits received detailed in the numbers above include car and/or car allowance, healthcare, life assurance, long-term disability allowance, spousal travel costs and a per diem housing allowance paid when the executive uses their own accommodation when travelling outside of their home country. The table above also includes share owner approved dividend equivalent payments of £1,288,191 (£1,100,579 during 2013) which are due on certain of Sir Martin Sorrell’s deferred share awards. The following table provides a break down of the key taxable benefits for 2014:

	Car benefits £000	Healthcare £000	Spousal travel £000	Accomodation allowance £000	Other expenses £000
Sir Martin Sorrell	36	50	274	50	43
Paul Richardson	22	11	—	11	23
Mark Read	—	3	—	—	5

	Contractual pension	2014 Pension £000
Sir Martin Sorrell	40%	456
Paul Richardson	30%	202
Mark Read	15%	63

All pension benefits for the executive directors are provided on either a defined contribution or a cash allowance basis. Only the aggregate of base salary and fees is pensionable. No changes have been made to pension provision in the last year. Sir Martin Sorrell and Mark Read’s pension contributions are lower than the contractual amount due to the impact of exchange rates and the deduction of employer’s national insurance contributions respectively.

Variable elements of pay

Short-term incentive

This section summarises the Compensation Committee’s assessment of the Executive Directors’ performance during 2014 under the short-term incentive plan.

2014 short-term incentive plan outcome (percentages expressed relative to base salary and fees)

	Actual short-term incentive received	Attributed to financial objectives	Attributed to individual objectives	Total 2014 short-term incentive 000
Sir Martin Sorrell	312%	190%	122%	£3,590
Paul Richardson	217%	157%	60%	£1,542
Mark Read	167%	117%	50%	£737

According to our policy, 50% of the 2014 short-term incentive will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral requirement.

Performance against financial objectives (70% of the award)

Performance against all financial objectives is calculated on a like-for-like basis in constant currency. The key financial short-term incentive plan (STIP) objectives for all the executive directors are consistent with 2013 and provide a robust basis for assessing financial achievement.

As illustrated below, the 2014 financial performance of the Group and WPP Digital was very strong. For the Group CEO and CFO, strong PBT and net sales growth produced performance above target, achieving 72% and 83% of the maximum award respectively. The net sales margin resulted in target performance equivalent to 60% of the very ambitious maximum. WPP Digital performance was very strong against both operating profit and revenue targets and solid against the margin improvement target.

Group performance (CEO and CFO)

WPP Digital performance (CEO WPP Digital)

WPP Digital is a collection of subsidiary companies and as such the financial data is not in the public domain. While the Company wishes to be as transparent as possible, due to concerns regarding commercial sensitivity, WPP Digital achievement data is presented more generally.

Executive director

Personal measure 2014 (30%)

Clarification of measures

Maximum

potential

(% of base

salary

and fees)

Award

received

(% of base

salary

and fees)

Sir Martin Sorrell

Leadership planning

Actively manage the process of strengthening the Group’s senior leadership teams through internal development, promotions, transfers and external hires

Strategic planning & execution

Key focus areas include maintaining creative excellence; driving strategy in the digital, data, analytics and new markets; developing and expanding global client teams and Regional, Sub-Regional and Country Managers; and driving efficient structures and processes

131%

122%

Paul Richardson

Working capital management

Improve year-on-year rolling average net working capital as a percentage of the annual revenue trend

IT transformation

Implement a transformational program of outsourcing IT services to produce enhanced service and cost savings in future years

90%

60%

Mark Read

Strategic digital positioning

Drive the digital share of Group revenues across all key digital revenue categories

Digital reputation

Demonstrate to all key stakeholders the quality and breadth of WPP’s digital expertise

Digital asset acquisition and integration

Champion the acquisition of high quality digital assets and integrate or partner these with existing companies to maximise effectiveness

60%

50%

Cross-Group co-operation on digital initiatives

Lead activities to increase the cooperation of businesses across the Group to leverage skills and maximise the benefit for clients

Performance against individual strategic objectives (30% of the award)

2014 short-term incentive plan awards

Based on the performance set out above, the short-term incentive award for each executive was:

	Base salary and fees 000	Target bonus % of base salary and fees	Maximum bonus % of base salary and fees	2014 award % of target	Total 2014 short-term incentive award 000
Sir Martin Sorrell	£1,150	217.5%	435%	144%	£3,590
Paul Richardson	$945+£100	200.0%	300%	109%	£1,542
Mark Read	£440	134.0%	200%	126%	£737

As noted above, 50% of the 2014 bonus is delivered in the form of WPP shares as an ESA. These shares were granted post determination of the annual bonus achievement and will vest, subject to continued employment, two years later.

Short-term incentive weightings and measures for 2015

The committee has reviewed the performance objectives and weightings for 2015 to ensure continued alignment with Company strategy. The weighting of financial objectives (70%) and individual strategic objectives (30%) will remain unchanged as will the Group financial objectives of Headline PBT growth, net sales margin improvement and net sales growth. However, the associated targets have been updated to reflect 2015 performance expectations. Mark Read stood down from the Board of WPP on 1 February 2015. Therefore, his 2015 objectives will be set in reference to his new role and are out of scope of this report.

As stated in the Executive Remuneration Policy, the committee is of the view that the targets for the STIP are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. To the extent targets are no longer commercially sensitive they will be disclosed at the end of the relevant performance period in that year’s Annual Report.

Long-term incentives

2010 – 2014 LEAP III awards vesting

The 2010 awards were granted under LEAP III, the long-term incentive plan which in 2013 was replaced by the EPSP. Vesting of awards was solely dependent on WPP’s relative TSR performance measured in common currency, against a custom group of WPP’s comparators (Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom and Publicis) weighted by their respective market capitalisation.

Over the five-year investment and performance period, WPP out-performed 91% of the weighted peer group including both Omnicom and Publicis, WPP’s largest and most comparable multi-line competitors. Over the period, WPP delivered TSR of 172.5% which means that a shareholding of £100 at the start of the period would be worth £272.50 at the end, including reinvested dividends. On a relative basis, underlying financial and operational performance was also strong over the five year period, consistent with the TSR outcome.

Aegis and Arbitron, two of the comparator companies, were taken over during the investment and performance period by Dentsu and Nielsen respectively. In line with the guidelines established by the committee, the two companies remained in the comparator group as they were both listed for more than 40% of the investment and performance period. Their TSR performance was calculated assuming reinvestment into a synthetic stock of the remaining comparators. This was with effect from the date immediately before which it was independently determined that the share price was affected by either a takeover premium or speculation.

WPP’s TSR performance relative to the comparator group resulted in a match of 500%, equating to 100% of the maximum award.

	Number of shares vesting	Share price on vesting £	Value of match at grant price of £7.2475 £000	Value added due to share price appreciation and dividends £000	2014 Long-term incentives £000
Sir Martin Sorrell	2,326,945	15.4887	16,865	19,176	36,041
Paul Richardson	563,870	15.4887	4,087	4,647	8,734
Mark Read	141,185	15.4887	1,023	1,164	2,187

2014 EPSP awards granted

In 2014, all three executive directors, along with a select number of senior managers within the Group, were granted awards under the Executive Performance Share Plan (EPSP). The 2014 awards are subject to three equally weighted independent performance conditions, being relative TSR, EPS and ROE. Performance is measured over the five financial years starting in 2014 as follows:

Measure	Total Shareholder Return (TSR)	Earnings Per Share (EPS)	Return On Equity (ROE)
Weight	One-third	One-third	One-third
Nature	Relative to peers	WPP growth	WPP absolute
Performance zone (threshold to maximum)	Median to upper decile	7% –14% compound annual growth	10% –14% annual average
Payout		Below threshold: 0% of element vests Threshold: 20% of element vests Maximum or above: 100% of element vests Straight-line vesting between threshold and maximum
Performance period		Five years ending on 31 December 2018

As in previous years, WPP’s TSR performance is compared to companies representing our most relevant, listed global competitors, weighted by market capitalisation. In 2014, the comparator group comprised Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom and Publicis. TSR performance will be calculated on a market capitalisation-weighted basis in both common and local currency (weighted equally). Using a dual basis ensures that the interests of both local and international investors are reflected in the performance measures.

The following interests were awarded on 4 June 2014 at the preceding five-day average share price of £12.908 (ordinary shares) or $107.996 (ADRs).

	Basis and level of award (% of salary and fees)	Award over	Number of interests awarded	Face value at date of grant 000
Sir Martin Sorrell	974%	Ordinary shares	867,756	£11,201
Paul Richardson	400%	ADRs	40,927	$4,420
Mark Read	200%	Ordinary shares	68,174	£880

EPSP measures and targets for 2015-2019

The committee has reviewed the performance measures and weightings for 2015 awards to ensure continued alignment with Company strategy over the longer term. The measures and their respective weightings will not change, nor will the targets or comparator group for the EPS and TSR measures. The ROE performance range has been increased to an average of 15% – 18%, reflecting the strong performance over the last two years and future expectations. This will be measured as the average annual achievement over the five-year performance period.

Aligning pay and performance

As set out in the Executive Remuneration Policy, the committee seeks to align variable remuneration with the key strategic priorities of WPP, therefore maximising the dynamic between pay and performance.

This dynamic is contingent upon the committee setting challenging targets each year. The following graph and table demonstrate the relationship between pay and performance over the last six years for the Group chief executive.

[1]

Growth in the value of a hypothetical £100 holding of WPP ordinary shares over six years against an equivalent holding in the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one month average of trading day values. Source: DataStream.

[2]	Calculated using the single figure methodology.
[3]	TSR calculated using a one-month trading day average, consistent with the data shown in the graph.
[4]	TSR calculated using a six-month averaging period, consistent with the calculation methodology under LEAP/EPSP.

Relative importance of spend on pay

The following table sets out the percentage change in total staff costs, headcount, dividends and share buy-backs.

	2014	2013	% change
Total staff costs	£6,440.5m	£6,477.1m	-0.6%
Headcount – average over the year	121,397	117,115	+3.7%
Dividends and share buy-backs	£970.8m	£594.3m	+63.4%

Relative change in pay for the Group chief executive

The following table summarises the change in the Group chief executive’s base salary and fees, taxable benefits and annual bonus, compared to that of all full-time employees within the Group. The increase in taxable benefits of the chief executive officer is due to a higher level of healthcare and spousal travel expenses. The UK taxable benefits cost have reduced due to more efficient procurement.

	Base salary and fees	Taxable benefits[1]	Annual bonus[2]
Group chief executive	0.0%	29.4%	-12.8%
All employees	+3.3%	-1.9%	-4.7%

[1]

Taking into account the worldwide structure and size of the Group, and given the need to calculate benefits on the basis that an individual is resident in the UK for tax purposes, collating data on all employees was not practicable. As a result, the population for the taxable benefits consists of UK employees only.

[2]	The annual bonus data for the Group chief executive uses the short-term incentive figures set out on page 55.

Non-executive directors’ fees

The fees due to non-executive directors, last reviewed on 1 July 2013, are set out below (£000).

Chairman	475
Non-executive director	70
Senior independent director	20
Chairmanship of Audit or Compensation Committee	40
Chairmanship of Nomination and Governance Committee	15
Member of Audit or Compensation Committee	20
Member of Nomination and Governance Committee	10

Non-executive directors’ total remuneration received

The following single total figure of remuneration table details fee payments received by the non-executive directors while they held a position on the Board. During both 2013 and 2014, the Company met the cost (including national insurance and income tax, where relevant) of expenses incurred by the non-executive directors in performing their duties of office, in accordance with the policy set out on page 54.

In 2014, the disclosable value of the expenses that would be chargeable to UK income tax totalled £97,453 (including £33,059 of national insurance and income tax, where relevant).

	Fees £000
	2014	2013
Philip Lader	475	450
Roger Agnelli	120	74
Jacques Aigrain	110	68
Charlene Begley	96	8
Colin Day	130	119
Esther Dyson[1]	40	95
Orit Gadiesh[1]	40	75
Sir John Hood[2,3]	100	—
Ruigang Li	100	83
Stanley (Bud) Morten[4]	—	43
John Quelch[4]	—	39
Daniela Riccardi	90	27
Jeffrey Rosen	150	153
Nicole Seligman[2,3]	90	—
Hugo Shong	120	74
Timothy Shriver[5]	119	106
Paul Spencer[4]	—	53
Sally Susman	80	49
Sol Trujillo	110	98

[1]	Stepped down from the Board following 2014 AGM (25 June 2014).
[2]	Received no fees in 2013.
[3]	Appointed to the Board on 1 January 2014.
[4]	Stepped down from the Board 12 June 2013.
[5]	2014 fees includes additional payments for consulting services of £19,206.

No payments for loss of office were due to those non-executive directors that stepped down during the year.

Past directors

During 2014, payments were made to past directors who continued to provide advisory services to the Company. Payments were made to Stanley Morten and John Quelch, both having stepped down from the Board in June 2013. A payment of £77,693 was made to Mr Morten in respect of advisory services provided to the WPP Group. A payment of £30,349 was made to Mr Quelch in respect of educational presentations he gave to companies within the WPP Group. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enables the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector.

Outstanding share-based awards

The following tables summarise all share-based awards either vesting in the year or subject to ongoing performance conditions.

Executive Share Awards (ESAs) held by executive directors

All Executive Share Awards granted under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include the 2014 ESAs as these will not be granted until after publication of the Annual Report. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of shares/ADRs granted[2]	Face value on grant date[3] 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2011 ESA	30.04.12	£8.3325	360,396	£3,003	21,019	381,415	06.03.14	£12.6979	£4,843
	2012 ESA	30.05.13	£11.6450	132,139	£1,539	—	—	09.03.15	—	—
	2013 ESA	27.05.14	£12.8850	159,691	£2,058	—	—	06.03.16	—	—
Paul Richardson[1]	2011 ESA	30.04.12	$67.8200	21,995	$1,492	1,272	23,267	06.03.14	$106.0833	$2,468
	2012 ESA	30.05.13	$88.3100	12,575	$1,110	—	—	09.03.15	—	—
	2013 ESA	27.05.14	$108.100	12,970	$1,402	—	—	06.03.16	—	—
Mark Read	2011 ESA	30.04.12	£8.3325	48,454	£404	2,826	51,280	06.03.14	£12.6979	£651
	2012 ESA	30.05.13	£11.6450	24,452	£285	—	—	09.03.15	—	—
	2013 ESA	27.05.14	£12.8850	31,046	£400	—	—	06.03.16	—	—
[1]	Paul Richardson’s 2011, 2012 and 2013 ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the five trading days preceding the date of grant (as set out in the table).

Long-term incentive plans – Leadership Equity Acquisition Plan (LEAP III)

The following table summarises all of the awards outstanding under LEAP III.

Name	Grant date		Investment and performance period	Number of investment shares/ ADRs committed by executive	Share/ ADR price on grant date	Maximum number of matching units at 1 Jan 2014[2]	During 2014			Maximum number of matching units at 31 Dec 2014	Share/ ADR price on vesting	Value on vest/ deferral date 000
							Granted/ (lapsed) units	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell
	15.12.09		01.01.09-31.12.13	365,878	£6.1025	1,829,390	(230,504)	178,287	1,777,173	—	£12.7564	£22,670
	24.11.10		01.01.10-31.12.14	416,666	£7.2475	2,083,330	—	—	—	2,083,330	—	—
	07.12.11		01.01.11-31.12.15	711,159	£6.6475	3,555,795	—	—	—	3,555,795	—	—
	10.12.12		01.01.12-31.12.16	431,034	£8.5975	2,155,170	—	—	—	2,155,170	—	—
Paul Richardson
	15.12.09		01.01.09-31.12.13	103,423	£6.1025	517,115	(65,157)	50,394	502,352	—	£12.7564	£6,408
	24.11.10		01.01.10-31.12.14	100,968	£7.2475	504,840	—	—	—	504,840	—	—
	07.12.11		01.01.11-31.12.15	100,344	£6.6475	501,720	—	—	—	501,720	—	—
	10.12.12	[1]	01.01.12-31.12.16	15,517	$69.2500	77,585	—	—	—	77,585	—	—
Mark Read
	15.12.09		01.01.09-31.12.13	27,406	£6.1025	137,030	(17,266)	13,354	133,118	—	£12.7088	£1,692
	24.11.10		01.01.10-31.12.14	25,281	£7.2475	126,405	—	—	—	126,405	—	—
	07.12.11		01.01.11-31.12.15	30,166	£6.6475	150,830	—	—	—	150,830	—	—
	10.12.12		01.01.12-31.12.16	23,276	£8.5975	116,380	—	—	—	116,380	—	—

[1]	Paul Richardson’s 2012 LEAP award was granted in respect of ADRs.
[2]	Dividend shares will be due in respect of these awards.

Long-term incentive plans – Executive Performance Share Plan

The following table summarises all of the awards outstanding under the Executive Performance Share Plan.

	Grant date	Performance period	Maximum number of nil cost options over shares/ADRs awarded	Share/ADR price on grant date	During 2014
					Options vested/ (lapsed)	Additional dividend shares	Options exercised or deferred	Maximum number of nil cost options over shares/ADRs at 31 Dec 2014[1]
Sir Martin Sorrell	28.06.13	01.01.13-31.12.17	1,032,540	£10.8480	—	—	—	1,032,540
	04.06.14	01.01.14-31.12.18	867,756	£12.9080	—	—	—	867,756
Paul Richardson[2]	28.06.13	01.01.13-31.12.17	52,026	$83.4186	—	—	—	52,026
	04.06.14	01.01.14-31.12.18	40,927	$107.9960	—	—	—	40,927
Mark Read	28.06.13	01.01.13-31.12.17	78,355	£10.8480	—	—	—	78,355
	04.06.14	01.01.14-31.12.18	68,174	£12.9080	—	—	—	68,174

[1]	Dividend shares will be due on these awards.
[2]	Paul Richardson’s EPSP awards were granted in respect of ADRs.

Full details of the 2014 EPSP award, including performance measures and targets, can be found on pages 59 and 60.

Implementation of reward policy for management outside the Board

As noted on pages 50 to 52, the Company uses share-based compensation across the workforce to incentivise, retain and recruit talent and to encourage a strong ownership culture among employees. The use of the main share plans in 2014 is described below.

The Restricted Stock Plan

The WPP Leaders, Partners and High Potential program provided awards to about 1,700 of our key executives in 2014. Awards will vest three years after grant, provided the participant is still employed within the Group.

The Executive Stock Option Plan

No awards were made under this plan in 2014 (one in 2013). This plan will expire in 2015, but a new option plan will be tabled for share owner approval in 2015 in combination with the all-employee option plan. There is no plan to start granting executive options as a matter of general course.

All-employee plan

During 2014, Worldwide Ownership Plan awards were made to over 50,000 employees, including over 9,000 new participants. By 31 December 2014, options under this plan had been granted to approximately 139,000 employees over 67 million shares since March 1997.

The Company is tabling a new plan for share owner approval at the AGM which will be used to grant awards under this program in the future.

Share incentive dilution for 2004 to 2014

The share incentive dilution level, measured on a 10-year rolling basis, was at 2.7% at 31 December 2014 (2013: 3.1%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

C. Board Practices

The role of the Board

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company’s policy and strategy and is responsible to share owners for the Group’s financial and operational performance and risk management. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Group chief executive and Group finance director. The list of matters reserved to the Board can be downloaded from the website wpp.com/wpp/investor.

During 2014, the Board met six times formally and held 20 committee meetings throughout the year.

Attendance of directors at meetings	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee
Philip Lader[1] (chairman)	6	9	6	5
Sir Martin Sorrell	6	—	—	—
Paul Richardson	6	—	—	—
Mark Read	6	—	—	—
Roger Agnelli	6	8	6	4
Jacques Aigrain	6	9	6	—
Charlene Begley[2]	6	9	—	2
Colin Day	6	9	5	—
Esther Dyson[3]	3	—	—	3
Orit Gadiesh[3]	2	—	—	2
Ruigang Li	6	—	4	4
Nicole Seligman	5	—	5	—
Daniela Riccardi	6	—	6	—
Jeffrey Rosen	6	9	6	5
Hugo Shong	5	8	5	4
Sir John Hood	6	—	6	—
Tim Shriver	5	—	4	5
Sally Susman	6	—	—	5
Sol Trujillo	6	9	6	—

[1]	By invitation, the chairman attended all of the Audit Committee meetings.
[2]	Charlene Begley was appointed to the Nomination and Governance Committee on 17 February 2014.
[3]	Orit Gadiesh and Esther Dyson retired in June 2014.

The role of the chairman

The Board is chaired by Philip Lader, who chairs the Nomination and Governance Committee and at the invitation of the chairmen of the Audit and Compensation Committees attended all meetings of those committees. The chairman provides the leadership of the Board and is the main point of contact between the Board and the management team. The chairman represents the Board in discussions with share owners and investor bodies, ensures that systems are in place to provide directors with timely and accurate information, represents the Company in external gatherings, and is also responsible for the Board governance principles. He has led the Board recruitment and appointment process, determination and periodic revision of confidential leadership plans for potential emergencies, and the ongoing emphasis on management development and CEO succession planning. Philip Lader plans to retire from the Board during 2015 and will be succeeded by Roberto Quarta subject to his election by share owners at the AGM and on his retirement from the Board of IMI plc.

The role of the senior independent director

The senior independent director is Jeffrey Rosen who is available to share owners and acts as a sounding board for the chairman and as an intermediary for the other directors with the chairman when necessary. The senior independent director’s role includes responsibility for the chairman’s appraisal and succession. Jeffrey Rosen has been the senior independent director since April 2010 and will be retiring at the 2015 AGM. His replacement will be announced later in the year.

Non-executive directors

The non-executive directors have a diverse range of skills, experience and backgrounds. As detailed in their biographies in Item 6A, the non-executive directors work across the globe in media and advertising, investment banking and investment management, pharmaceuticals, mining, logistics and bioenergy, airlines, FMCG, international management consulting, private equity and angel investing, business education, manufacturing, consumer products and retail management, internet startups, government and non-profit organisations. They provide constructive challenge and assistance to the Group chief executive in developing the Group’s strategy. All directors have access to the services of the Company Secretary and may take independent professional advice at the Company’s expense in conducting their duties. The Company provides insurance cover for its directors and officers.

The composition of the Board

The Board is now composed of 17 directors, with at least three non-executive directors, including the Board chairman, planning to retire at the AGM in 2015. Two current members are executive directors and 15, including the chairman, are non-executive directors. Following these changes, the Board will comprise 14 directors, of which 12 are non-executive directors and two are executive directors. The independence of each non-executive director is assessed annually by the Board. The Board has confirmed that all of the non-executives standing for re-election at the 2015 AGM continue to demonstrate the characteristics of independence.

Succession: Board and committee membership

As a consequence of the review of Board composition commenced in 2012 the composition of the Board and the committees has been refreshed.

•	The Compensation Committee chairman, Jeffrey Rosen, stepped down as chairman of the committee at the 2014 AGM and was succeeded by Sir John Hood.

•

Colin Day will be succeeded by Jacques Aigrain as chairman of the Audit Committee on his retirement at the 2015 AGM. Jacques Aigrain has been a member of the Audit Committee since joining the Board in May 2013.

•	Roberto Quarta will succeed Philip Lader as chairman of the Nomination and Governance Committee, at the same time as he takes over as chairman of the Group.

•	Mark Read stepped down from the Board on 1 February 2015 to focus on his executive responsibilities as CEO for both Wunderman and WPP Digital.

Time commitment

Letters of appointment for non-executive directors do not set out a fixed time commitment for Board attendance and duties but give an indication of the likely time required. It is anticipated that the time required by directors will fluctuate depending on the demands of the business and other events.

Development

On joining WPP, non-executive directors are given an induction which includes one-to-one meetings with management and the external auditors, briefings on the duties of directors of a Jersey company, the Model Code, WPP Code of Conduct and the UK Corporate Governance Code. The induction also covers the Board committees that a director will join. All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group’s operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group’s businesses on a global basis. One Board meeting a year is held in a location other than London or New York. In 2014, the Board met in Rio de Janeiro, where it received briefings from all the heads of the Group’s Latin America operations. In 2015, in Beijing, the Board will review the Group’s Asia Pacific operations.

Evaluation

WPP undertakes an annual review of the Board, its committees and individual directors. In 2014, the annual evaluation was carried out internally. Each director completed a confidential questionnaire and identified opportunities for improvement. Separate conversations were then held between each director and either the chairman or the senior independent director, who also led the non-executive directors’ assessment of the chairman’s performance. From these findings, we concluded that the Board and its committees had been effective and are prepared for a variety of potential macroeconomic, industry, client and talent challenges, but must continue to seek additional ways that their effectiveness might be enhanced.

Re-election

The directors submit themselves for annual re-election at each AGM, if they wish to continue serving and are considered by the Board to be eligible. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next AGM, where they may be re-elected by ordinary resolution of the share owners.

With only specific exceptions to ensure Board continuity, non-executive directors shall not stand for re-election after they have served for the period of their independence, as determined by then-applicable UK and US standards; that currently being a period of nine years.

Diversity

WPP recognises the importance of diversity, including gender, at all levels of the Group as well as the Board.

WPP is committed to increasing diversity across its subsidiaries and supports the development and promotion of all talented individuals. As at 31 December 2014, women comprised 24% of the WPP Board and 29% of non-executive directors, 31% of Board members and executive leaders in the subsidiaries, 46% of senior managers and 54% of total employees. Following the retirement of Mark Read on 1 February 2015 and Philip Lader, Colin

Day and Jeffrey Rosen at the 2015 AGM, women will comprise 29% of the WPP Board and 33% of non-executive directors, in line with our aspiration to increase and maintain the female representation on the Board to 30% of non-executive directors.

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

Fixed compensation

Base salary and fees will be set taking into account a range of factors, including the profile and prior experience of the candidate, internal relativities, cost and external market data. If base salary and fees are set at a lower initial level contingent on individual performance, the committee retains the discretion to realign the base salary and fees over a phased period of one to three years following appointment, which may result in an exceptional rate of annualised increase in excess of that set out in the policy table.

Other elements of fixed pay will be set in accordance with the policy table, and a new appointment may require the committee to rely on the authorised discretion (as set out on page 50) to make payments related to relocation, for example, in order to facilitate the appointment.

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

Loss of office provisions

Fixed compensation elements

As noted above, the service contracts of Messrs Richardson and Read provide for notice to be given on termination. The fixed compensation elements of their contracts will continue to be paid in respect of any notice period. There are no provisions relating to payment in lieu of notice. If an executive director is placed on garden leave, the committee retains the discretion to settle benefits in the form of cash. The executive directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in share owner interests, the committee will encourage executive directors to use their leave entitlements, prior to the end of their notice period.

Except in respect of any remaining notice period, no aspect of any executive director’s fixed compensation is payable on termination of employment. Sir Martin Sorrell’s service contract contains an indemnity, subject to certain conditions relating to previously deferred awards, from WPP in respect of any US tax which is charged under section 280G as a result of a termination linked to a change in control of WPP. Further details are on page 71.

Short- and long-term compensation elements

If the executive director is dismissed for cause, there is not an entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the following table summarises the relevant provisions from the directors’ service contracts (cash bonus) and the plan rules (RSP, EPSP and LEAP III), which apply in other leaver scenarios. As noted on page 50, the committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

Cash bonus	The executive directors are entitled to receive their bonus for any particular year provided they are employed on the last date of the performance period, except in the case of Mark Read, where he gives notice of termination or is dismissed for cause before the payment date.

ESA	Provided the executive director is a Good Leaver, unvested awards will be reduced on a time pro-rata basis and paid on the vesting date.

EPSP	• The award will lapse if the executive leaves during the first year of a performance period.

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

• In the event of a merger, the committee can require participants to release any outstanding award in consideration of the grant of an equivalent award by the newly-formed entity.

Other pre-existing terms that apply to Sir Martin Sorrell

•

Sir Martin Sorrell’s deferred LEAP awards and his DSUs (as set out on page 53) will be paid out unconditionally on termination of employment. The performance requirements in respect of these awards have already been met, the awards have vested and are therefore no longer subject to any leaver provisions.

•

In the event any payments due to Sir Martin would be treated as ‘deferred compensation’ in accordance with US legislation and subject to section 409A requirements, those payments will be delayed. If those payments are delayed, an amount in respect of interest as a result of the delay will be due from the Company to Sir Martin.

•

In the event of a change of control of WPP, the Company has agreed to indemnify Sir Martin, with the prior approval of share owners, with respect to any related personal US tax liability under the provisions of section 280G. This indemnity is subject to certain limitations that exempt the Company from liability for any tax related to the share owner approved deferrals of certain awards. Based on the most recent review by the committee in December 2013 of the potential impact of this clause, it is unlikely that any 280G payment would be due from the Company based on an analysis, using standard assumptions. This was reviewed by independent counsel.

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

Governance in relation to compensation

Compensation Committee members

No. of meetings attended in 2014
Sir John Hood[1] (Chairman from 22 July 2014)	6
Roger Agnelli	6
Jacques Aigrain	6
Colin Day	5
Ruigang Li	4
Daniela Riccardi	6
Jeffrey Rosen (Chairman until 22 July 2014)	6
Nicole Seligman[1]	5
Hugo Shong	5
Tim Shriver	4
Sol Trujillo	6
[1]	Appointed to the committee on 1 January 2014.

Sir John Hood and Nicole Seligman were appointed as non-executive directors of the Company and members of the committee with effect from 1 January 2014, subject to the confirmation of their appointment by share owners at the AGM. Roberto Quarta was appointed as a non-executive director of the Board and a member of the Compensation Committee with effect from 1 January 2015, subject to the confirmation of his appointment by share owners at the AGM, in 2015.

During 2014, the Compensation Committee met six times on a formal basis, with additional meetings held as needed.

The committee members have no personal financial interest (other than as a share owner as disclosed in Item 6E) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses.

The terms of reference for the Compensation Committee are available on the Company’s website, www.wpp.com/wpp/about/howwebehave/governance/, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

External advisors

The committee retain Towers Watson to act as independent advisors. Towers Watson is engaged to provide advice to the Compensation Committee and to work with management on matters related to our Executive Remuneration Policy and Practices. Towers Watson is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. In light of this, and the level and nature of the service received, the committee remains satisfied that the advice is objective and independent.

Towers Watson provides limited pay survey services at a Group level, and some of the operating companies may engage advisors, including Towers Watson, at a local level. In 2014, Towers Watson received fees of £86,000 in relation to the provision of advice to the committee. The committee also receives external legal advice, where required, to assist it in carrying out its duties.

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

Review of the Audit Committee

Audit Committee members
Meetings
Colin Day	9
Sol Trujillo	9
Jeffrey Rosen	9
Roger Agnelli	8
Jacques Aigrain	9
Charlene Begley	9
Hugo Shong	8

The audit committee held nine meetings during the year, which were attended by Deloitte (the external auditors), the Company’s chairman, the Group finance director, the director of internal audit, the Group chief counsel and the Company Secretary.

Preparatory meetings were also held with the internal and external auditors as well as members of the Company’s senior management. The committee received presentations from the heads of internal audit, finance, tax, compliance, IT, digital, compensation and benefits and legal. The committee also received reports from the Disclosure Committee on financial reports. The Board received regular reports on key issues arising at the committee meetings.

The committee’s terms of reference, are reviewed annually and most recently in June 2014, and can be viewed on the Company’s website at www.wpp.com/investor. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

The committee and its members were formally assessed by the chairman of the Company as part of the annual evaluation process described on page 67 for their technical suitability to be members and also for its overall effectiveness. The Board has designated Colin Day as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code. The members of the committee have financial and/or financial services experience as set out in their biographies in item 6A.

Committee responsibilities and how they were discharged in 2014

The discussion below addresses the main matters covered by the committee’s terms of reference as well as certain additional matters dealt with during 2014:

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

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission and changes to the UK Corporate Governance Code;

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

The committee examined whether the Annual Report and Accounts for 2014 was fair, balanced and understandable and provided the information necessary for share owners to assess the Group’s performance, business model and strategy. The committee received an early final draft of the report for review and comment, as well as a report from the Disclosure Committee as to the governance relating to compilation of the report.

Financial reporting and significant financial judgements

The management team make key decisions and judgements in the process of applying the Group’s accounting policies. These key judgements were detailed in reports to the committee in respect of 2014 which were then examined by the committee and discussed with management.

Deloitte also reported to and discussed with the committee whether suitable accounting policies had been adopted in the financial statements for the year ended 2014 and whether management had made appropriate estimates and judgements. The areas of significant judgement considered by the committee and how these were addressed are set out below and reflect a number of the principal risk areas identified by the Board in item 3D:

•

the assessments made for goodwill impairment. The committee confirmed, based on management’s expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2014;

•

the restructuring charges to be incurred as part of a restructuring program commenced in the last quarter of 2014, including the IT transformation project and whether these are exceptional. The committee supported management’s analysis of the nature of the restructuring charges;

•

the judgements made in determining the fair value of shares received as consideration and the gains made in 2014 on investments. The committee agreed that the approach adopted by management is appropriate;

•

the judgements made in respect of revenue recognition particularly as these relate to media volume income and media trading income. The committee received briefings from Deloitte and management on the appropriateness of the policies adopted and the controls in place and challenged management to demonstrate the effectiveness of such controls;

•

the valuations of non-controlled investments which are based on local management forecasts, recent third-party investment and other supporting information such as industry valuation multiples. The committee examined the valuations with management and considered the sample testing of the investments performed by Deloitte and agreed that the valuations were appropriate;

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

•

accounting for the judgemental elements of remuneration, including pensions, bonus accruals, severances and share-based payments. The committee agreed that the assumptions applied by management are reasonable;

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

External audit

Deloitte have been WPP’s auditors since 2002. The lead partner rotates every five years and the latest rotation will take effect during 2015. In 2014, the effectiveness of the audit process was evaluated through a committee review of the audit planning process and discussions with key members of the Group’s finance function. The 2014 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The committee held private meetings with the external auditors and the committee chair met privately with the external auditors before meetings. The committee continues to be satisfied with the performance of Deloitte and confirmed that Deloitte continues to be objective and independent and noted the principal findings of the FRC 2014 Audit Quality Report which overall was good with limited improvements required. The committee recommends the reappointment of Deloitte at the AGM on 9 June 2015.

The committee considered the Group’s position on its audit services contract in the context of the recent changes in regulations concerning the audit market. There is no immediate intention to tender the audit contract but the Committee regularly reviews the position.

Internal audit

The annual internal audit plan is approved by the committee at the beginning of the financial year. Progress against the plan is monitored through the year and any changes require committee approval. Significant issues identified within audit reports are considered in detail along with the mitigation plans to resolve those issues. The committee also considers the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the key risks and controls throughout the Group.

Non-audit fees

The committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SEC. The policy was reviewed by the committee in 2014 and advice on remuneration has also been included in the prohibited category with effect from the beginning of 2015 allowing for a transition period. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2014 is shown in note 3 on page F-16.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2014, the Group, including all employees of associated undertakings, had approximately 179,000 employees located in over 3,000 offices in 111 countries compared with 175,000 and 165,000 as at 31 December 2013 and 2012, respectively. Excluding all employees of associated undertakings, this figure is 123,621 (2013: 119,116, 2012: 115,711). The average number of employees in 2014 was 121,397 compared to 117,115 and 114,490 in 2013 and 2012, respectively, including acquisitions.

Their geographical distribution was as follows:

	2014	2013	2012
North America	26,809	28,093	27,782
United Kingdom	12,838	11,925	11,413
Western Continental Europe	23,376	23,559	23,322
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	58,374	53,538	51,973
	121,397	117,115	114,490

Their operating sector distribution was as follows:

	2014	2013	2012
Advertising and Media Investment Management	52,329	49,505	48,662
Data Investment Management	28,240	29,586	28,989
Public Relations & Public Affairs	8,392	8,298	8,437
Branding & Identity, Healthcare and Specialist Communications	32,436	29,726	28,402
	121,397	117,115	114,490

E. Share Ownership

Executive directors’ interests

Executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table and in the Compensation Committee Report, no executive director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. More specifically, the executive directors have potential interests in shares related to the outstanding awards under LEAP III and the EPSP in addition to outstanding ESAs. As at 31 December 2014, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 17,859,981 shares in the Company (24,048,113 in 2013).

			Scheme interests
					Nil- or nominal-cost options
Director		Total beneficial interests and deferred awards[1]	Shares (without performance conditions)		With performance conditions (unvested)		Without performance conditions (vested but unexercised)[6]
Sir Martin Sorrell[7]	At 31 Dec 2014	19,010,399	291,830	[2]	9,694,591	[4]	8,773,456
	At 20 April 2015	18,869,018	159,691	[3]	7,611,261	[5]	8,773,456
Paul Richardson	At 31 Dec 2014	762,850	127,725	[2]	1,859,250	[4]	—
	At 20 April 2015	920,265	64,850	[3]	1,354,410	[5]	—
Mark Read	At 31 Dec 2014	120,713	55,498	[2]	540,144	[4]	—
	At 20 April 2015	120,713	31,046	[3]	413,739	[5]	—

[1]	Shares held outright together with shares due pursuant to awards that have vested but receipt of which have been deferred with share owner approval (see footnote 6).
[2]	Shares due pursuant to the 2012 and 2013 Executive Stock Awards, full details of which can be found on page 63. Additional dividend shares will be due on vesting.
[3]	Shares due pursuant to the 2013 Executive Stock Awards, full details of which can be found on page 63. Additional dividend shares will be due on vesting.
[4]	Maximum number of shares due on vesting pursuant to the outstanding LEAP III and EPSP awards, full details of which can be found on pages 63 and 64. Additional dividend shares will be due on vesting.
[5]	As noted at footnote 4 above, less the maximum due under the 2010 LEAP III Award, which vested on 12 March 2015 (full details can be found on page 59).
[6]

Shares (1) pursuant to the vesting of awards under Renewed LEAP (namely the 2004 and 2005 awards, part of the 2006 award, the 2007 award, the UK portion of the 2009 Award ) and (2) which originally formed part of the Capital Investment Plan (an award made in 1995, which vested in 1999, in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and which now comprise the share owner-approved UK and US Deferred Stock Units Awards Agreements. The receipt of all of these awards has been deferred up until November 2017 in accordance with share owner approval. Dividend shares will be due on the exercise of these options.

[7]

On 31 March 2015, Sir Martin Sorrell gifted 1,420,000 ordinary shares to The JMCMRJ Sorrell Charitable Foundation. At 20 April 2015, The JMCMRJ Sorrell Charitable Foundation is interested in 3,525,936 ordinary shares. Sir Martin Sorrell has no beneficial interest in these shares.

Share ownership guidelines

As detailed in the Executive Remuneration Policy, the executive directors are required to achieve a minimum level of share ownership of WPP shares. The Group chief executive and Group finance director are required to hold shares to the value of 600% and 300% of base salary and fees respectively.

At the end of 2014 and at the date of this Compensation Committee report, all executive directors exceeded their share ownership guidelines.

Non-executive directors’ interests

Non-executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table and in the Compensation Committee report, no non-executive director had any interest in any contract of significance with the Group during the year.

Non-executive director	Total interests at 31 December 2014 or Board retirement date, if earlier	Total interest at 20 April 2015
Philip Lader	11,950	11,950
Roger Agnelli	—	—
Jacques Aigrain	4,000	4,000
Charlene Begley	—	—
Colin Day	15,240	15,240
Esther Dyson[1]	35,000	n/a
Orit Gadiesh[1]	—	n/a
Sir John Hood	—	—
Ruigang Li	—	—
Roberto Quarta[2]	n/a	—
Daniela Riccardi	—	—
Jeffrey Rosen	12,000	12,000
Nicole Seligman	3,750	3,750
Hugo Shong	—	—
Tim Shriver	10,070	10,070
Sally Susman	—	—
Sol Trujillo	10,000	10,000

[1]	Stepped down from the Board following the 2014 AGM (25th June 2014)
[2]	Appointed to the Board on 1 January 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

		22 April 2015		24 April 2014		22 April 2013
MFS	6.55%	85,962,954	*	*	*	*
BlackRock Inc.	4.9%	64,931,340	4.8%	64,207,978	5.12%	64,710,630
Legal & General	*	*	*	*	3.51%	44,375,396
*	The Company has not been notified of any interests in the issued ordinary share capital of the Company in excess of 3.0%.

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

The number of outstanding ordinary shares at 31 December 2014 was 1,325,747,724 which included at such date the underlying ordinary shares represented by 12,567,203 ADSs. 224 share owners of record of WPP ordinary shares were US residents at 31 December 2014.

The geographic distribution of our share ownership as at 31 December 2014 is presented below:

United Kingdom	33%
United States	35%
Rest of world	32%
Total	100%

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

	£ per Ordinary Share
	High	Low
2010	7.95	5.73
2011	8.47	5.78

2012	8.95	6.69

2013
First Quarter	10.92	9.06
Second Quarter	11.90	10.24
Third Quarter	12.96	11.31
Fourth Quarter	13.83	12.15

2014
First Quarter	13.83	11.98
Second Quarter	13.10	12.12
Third Quarter	12.98	11.75
October	12.18	11.17
November	13.40	12.28
December	13.67	12.79
Fourth Quarter	13.67	11.17

2015
January	14.79	13.08
February	15.38	14.39
March	15.86	15.04
First Quarter	15.86	13.08

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2010	61.97	44.30
2011	68.78	45.04

2012	72.90	52.14

2013
First Quarter	81.78	72.81
Second Quarter	89.12	78.25
Third Quarter	104.91	86.37
Fourth Quarter	114.86	97.36

2014
First Quarter	113.58	98.96
Second Quarter	109.77	101.52
Third Quarter	109.97	98.73
October	97.83	89.95
November	104.60	97.77
December	106.91	100.09
Fourth Quarter	106.91	89.95

2015
January	111.58	99.22
February	118.46	109.49
March	118.73	113.77
First Quarter	118.73	99.22

The Depositary held 62,836,015 ordinary shares as at 31 December 2014, approximately 4.75% of the outstanding ordinary shares, represented by 12,567,203 outstanding ADSs.

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

The directors shall be paid fees not exceeding in aggregate £3,000,000 per annum (or such larger sum as WPP may, by ordinary resolution, determine) as the board of directors may decide to be divided among them. Such fee shall be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

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

Takeover Bids

The City Code on Takeovers and Mergers (the “City Code”) applies to WPP. Under the City Code, if an acquisition of ordinary shares were to increase the aggregate holding of an acquirer and its concert parties to ordinary shares carrying 30% or more of the voting rights in WPP, the acquirer (and, depending upon the circumstances, its concert parties) would be required, except with the consent of the Panel on Takeovers and Mergers (an independent body in the United Kingdom), to make a cash offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. A similar obligation to make such a mandatory offer would also arise on the acquisition of ordinary shares by a person holding (together with its concert parties) ordinary shares carrying between 30% and 50% of the voting rights in WPP if the effect of such acquisition were to increase that person’s percentage of the voting rights they hold in ordinary shares.

The Jersey Companies Law provides that where a person (the “Offeror”) makes a takeover offer to acquire all of the shares (or all of the shares of any class) in a Jersey company (other than any shares already held by the Offeror at the date of the offer), if the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the

Offeror may (subject to the requirements of the Jersey Companies Law), by notice to the holders of the shares (or class of shares) to which the offer relates which the Offeror has not already acquired or contracted to acquire, compulsorily acquire those shares. A holder of any shares who receives a notice of compulsory acquisition may, within six weeks from the date on which such notice was given apply to the Royal Court of Jersey (the “Jersey Court”) for an order that the Offeror not be entitled and bound to purchase the holder’s shares or that the Offeror purchase the holder’s shares on terms different to those of the Offeror’s offer.

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

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this Form 20-F:

(i) On 4 April 2007, WPP 2008 Limited issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 and WPP Air 3 acceded as additional guarantors to the bonds. In a second supplemental trust deed dated 14 December 2012, arrangements were made for WPP plc to substitute WPP 2008 Limited as issuer and for WPP 2008 Limited and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(ii) On 6 November 2007, WPP Finance S.A. issued EUR 500,000,000 5.25% guaranteed bonds due 2015 and £200,000,000 6.375% guaranteed bonds due 2020. Both tranches of bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 and WPP Air 3 acceded as additional guarantors to the bonds. In two second supplemental trust deeds for each of the bonds respectively dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(iii) On 12 May 2008, WPP 2008 Limited issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by WPP 2005 Limited and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP 2008 Limited. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP 2008 Limited in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 and WPP Air 3 acceded as additional guarantors to the bonds. In a second supplemental trust deed dated 14 December 2012, arrangements were made for WPP 2008 Limited to be substituted by WPP plc as issuer, and WPP 2008 Limited and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above. On 23 March 2015 WPP Finance 2013 issued EUR 251,910,000 0.43% guaranteed senior bonds due March 2018 in exchange for EUR 251,910,000 6.625% guaranteed bonds due May 2016 issued by WPP plc, which were cancelled, plus cash consideration of EUR 75.33 for each EUR 1,000 in nominal amount of bonds exchanged and EUR 57.15 in accrued interest for each EUR 1,000 in nominal amount of bonds exchanged. This leaves EUR 498,090,000 of WPP plc’s 6.625% guaranteed bonds due May 2016 outstanding. For further details of the EUR 251,910,000 0.43% guaranteed bonds due March 2018 see (xiii);

(iv) On 21 November 2011, WPP Finance 2010 issued US$500,000,000 of 4.75% guaranteed senior notes due November 2021. On 2 December 2011 WPP Finance 2010 issued an additional $312,387,000 of 4.75% guaranteed senior notes due November 2021 in exchange for $281,369,000 of outstanding 5.875% Senior Notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued US$812,387,000 of the 4.75% guaranteed senior notes due November 2021 pursuant to the Indenture and the First Supplemental Indenture, both dated as at 2 November 2011, among WPP Finance 2010 as Issuer, WPP plc, WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust National Association as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of the notes are the same as those for the $600,000,000 8% notes due September 2014 described above. In the Fourth Supplemental Indenture dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(v) On 18 July 2014, WPP CP LLC and WPP Finance Co. Limited (as borrowers), guaranteed by WPP plc, WPP 2005 Limited, WPP Jubilee Limited and WPP CP LLC entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent. The facility can be extended by 2 further years through two 1 year extensions at the request of WPP plc and subject to the Lenders approval, at year 1 and year 2. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.1 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.275% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.35% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.45% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.60% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.9% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilization fee of 0.1% per annum is payable on outstandings on any day on which the amount of outstandings exceed 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.20% per annum is payable on outstandings on any day on which the amount of outstandings exceed 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.40% per annum is payable on outstandings on any day on which the amount of outstandings exceed 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;

(vi) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental

Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee;;

(vii) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws.

(viii) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $600,000,000 8% notes due September 2014 described above;

(ix) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(x) On 19 September 2014, WPP Finance 2010 issued US$ 750,000,000 3.750% guaranteed senior notes due September 2024. These notes were issued under the Indenture dated as at 19 September 2014, as supplemented by the Supplemental Indenture dated as at 19 September 2014, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625% notes due November 2043 described above;

(xi) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A.,

London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(xii) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(xiii) On 23 March 2015, WPP Finance 2013 issued EUR 251,910,000 0.43% guaranteed senior bonds due March 2018. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2014 is estimated to be a net liability of £23.8 million (£53.3 million with respect to derivative assets and £77.1 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

Depositary Payments—Fiscal Year 2014

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2014.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2014. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive Officer and Group Chief Financial Officer, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2014. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2014 our internal control over financial reporting was effective.

The Company’s internal control over financial reporting as at 31 December 2014 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 106.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2014 of the Company and our report dated 30 April 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2015

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Colin Day, Sol Trujillo, Jeffrey Rosen, Roger Agnelli, Jacques Aigrain, Charlene Begley and Hugo Shong at 31 December 2014. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

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

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RJ England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP

100 Park Avenue

New York, New York 10017-5516

Tel: (212) 632-2200

Fax: (212) 632-2222

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2014 £m	2013 £m
Audit fees	19.0	19.6
Tax fees[1]	3.1	3.5
All other fees[2]	5.7	5.0
	27.8	28.1
[1]	Tax fees comprise tax advisory, planning and compliance services.
[2]	Other fees comprise assurance services, including fees for due diligence and review of earn-out payment calculations.

See note 3 to the Consolidated Financial Statements for more details of auditors’ remuneration for the years ended 31 December 2014, 2013 and 2012.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

At the Annual General Meeting of WPP plc on 12 June 2013 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 126,615,840 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 25 June 2014 and was replaced by a new authority to purchase up to a maximum number of 133,507,758 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2015 and 1 September 2015.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	310,260	£13.81	310,260	121,461,532
February	4,482	£13.52	4,482	121,457,050
March	13,657,674	£12.34	13,657,674	107,799,376
April	6,766,861	£12.36	6,766,861	101,032,515
May	5,256,049	£12.59	5,256,049	95,776,466
June	5,256,041	£12.84	5,256,041	128,251,717
July	4,185,500	£12.43	4,185,500	124,066,217
August	3,786,356	£12.08	3,786,356	120,279,861
September	898,708	£12.67	898,708	119,381,153
October	904,905	£12.52	904,905	118,476,248
November	4,910	£12.82	4,910	118,471,338
December	4,908	£13.07	4,908	118,466,430
Total	41,036,654	£12.45	41,036,654

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

•

Rule 5605(d)(1) requires that compensation committee charters provide that the chief executive officer may not be present during voting or deliberations on his or her compensation. The terms of reference of the Compensation Committee permit, but do not require, the Committee to exclude the Company’s chief executive officer from any meeting at which his compensation is deliberated or voted upon.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2014, 2013 and 2012 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 5.25% bonds due 2015 (incorporated herein by reference to Exhibit 2.21 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.625% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

Exhibit No.	Exhibit Title

2.7	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 30 November 2011 (as amended and restated pursuant to an amendment and restatement agreement, dated 14 December 2012, an amendment and restatement agreement, dated 25 April 2013 and an amendment and restatement agreement, dated 14 July 2014), by and among WPP CP LLC and WPP Finance Co. Limited, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated by reference to Exhibit (b) to a Schedule TO-T filed by the Registrant on February 20, 2015).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024.*

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026.*

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030.*

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €251,910,000 of 0.43% Notes due March 2018.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2010).

4.17	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.21	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.23	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.24	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).

4.25	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

4.26	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.27	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.28	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.29	WPP Group plc 2004 Leadership Equity Acquisition Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.30	WPP plc Leadership Equity Acquisition Plan III, as amended through 10 December 2012 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.31	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.32	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.33	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive Officer.*

12.2	Certification of Group Chief Financial Officer.*

13.1	Certification of Group Chief Executive Officer under 18 U.S.C. Section 1350.*

13.2	Certification of Group Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson Group Chief Financial Officer
30 April 2015

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2014 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2014 and 2013, and the results of its operations and cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 April 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2015

Our 2014 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2014.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorized for issue on 30 April 2015.

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

Contingent consideration

Contingent consideration is accounted for in accordance with IFRS 3 Business Combinations. Contingent consideration only applies to situations where contingent payments are not dependent on future employment of vendors and any such payments are expensed when they relate to future employment.

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

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IAS 39 Financial Instruments: Recognition and Measurement. The movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

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

Accounting policies (continued)

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

Retirement benefit costs

The Group accounts for retirement benefit costs in accordance with IAS 19 Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

For defined benefit plans the amounts charged to operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. The interest cost on pension plan liabilities and expected return on plan assets reported in 2012 have been replaced with a net interest amount which is shown within finance costs. The net interest is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 9: Financial Instruments;

•	IFRS 14: Regulatory Deferral Accounts; and

•	IFRS 15: Revenue from Contracts with Customers.

With the exception of IFRS 15, the Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

The directors expect that the adoption of IFRS 15 may have an impact on revenue recognition and related disclosures. It is not practicable to provide a reasonable estimate of the effect of IFRS 15 until a detailed review has been completed.

In the current year, amendments to the following Standards and Interpretations became effective:

•	IFRS 10: Consolidated Financial Statements;

•	IFRS 12: Disclosure of Interests in Other Entities;

•	IAS 27: Separate Financial Statements;

•	IAS 32: Financial Instruments: Presentation;

•	IAS 36: Impairments of Assets; and

•	IAS 39: Financial Instruments: Recognition and Measurement.

The adoption of these Standards and Interpretations has not led to any changes in the Group’s accounting policies.

Critical judgements and estimation uncertainty in applying accounting policies

Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group’s accounting policies. The most significant areas where such judgements and estimation uncertainty apply are revenue recognition, goodwill and other intangibles, payments due to vendors (earnout agreements), liabilities in respect of put option agreement with vendors, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

Consolidated income statement

For the years ended 31 December 2014, 2013, 2012

	Notes	2014 £m	2013 £m	2012 £m
Revenue	2	11,528.9	11,019.4	10,373.1
Direct costs		(1,464.1)	(943.3)	(858.3)
Net sales	2	10,064.8	10,076.1	9,514.8
Operating costs	3	(8,557.5)	(8,665.8)	(8,273.7)
Operating profit		1,507.3	1,410.3	1,241.1
Share of results of associates	4	61.9	68.1	69.4
Profit before interest and taxation		1,569.2	1,478.4	1,310.5
Finance income	6	94.7	64.3	55.9
Finance costs	6	(262.7)	(267.9)	(269.8)
Revaluation of financial instruments	6	50.7	21.0	(4.7)
Profit before taxation		1,451.9	1,295.8	1,091.9
Taxation	7	(300.4)	(283.7)	(197.2)
Profit for the year		1,151.5	1,012.1	894.7

Attributable to:
Equity holders of the parent		1,077.2	936.5	822.7
Non-controlling interests		74.3	75.6	72.0
		1,151.5	1,012.1	894.7

Earnings per share
Basic earnings per ordinary share	9	82.4p	72.4p	66.2p
Diluted earnings per ordinary share	9	80.5p	69.6p	62.8p

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-54 form an integral part of this consolidated income statement.

Consolidated statement of comprehensive income

For the years ended 31 December 2014, 2013, 2012

	2014 £m	2013 £m	2012 £m
Profit for the year	1,151.5	1,012.1	894.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(221.2)	(372.6)	(305.2)
Gain/(loss) on revaluation of available for sale investments	64.6	72.0	(3.5)
	(156.6)	(300.6)	(308.7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain on defined benefit pension plans	(86.6)	76.2	(83.9)
Deferred tax on defined benefit pension plans	62.1	(1.2)	7.3
	(24.5)	75.0	(76.6)
Other comprehensive loss for the year	(181.1)	(225.6)	(385.3)
Total comprehensive income for the year	970.4	786.5	509.4
Attributable to:
Equity holders of the parent	893.0	727.0	444.2
Non-controlling interests	77.4	59.5	65.2
	970.4	786.5	509.4

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-54 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2014, 2013, 2012

	Notes	2014 £m	2013 £m	2012 £m
Net cash inflow from operating activities	11	1,703.7	1,374.2	908.3
Investing activities
Acquisitions and disposals	11	(489.1)	(201.4)	(566.5)
Purchases of property, plant and equipment		(177.9)	(240.7)	(290.3)
Purchases of other intangible assets (including capitalised computer software)		(36.5)	(43.8)	(39.8)
Proceeds on disposal of property, plant and equipment		5.9	7.3	123.5
Net cash outflow from investing activities		(697.6)	(478.6)	(773.1)
Financing activities
Share option proceeds		25.0	42.4	56.0
Cash consideration for non-controlling interests	11	(5.6)	(19.6)	(20.1)
Share repurchases and buy-backs	11	(510.8)	(197.0)	(134.5)
Net increase in borrowings	11	465.2	436.8	380.5
Financing and share issue costs		(27.5)	(19.1)	(8.2)
Equity dividends paid		(460.0)	(397.3)	(306.6)
Dividends paid to non-controlling interests in subsidiary undertakings		(57.7)	(53.2)	(51.9)
Net cash outflow from financing activities		(571.4)	(207.0)	(84.8)
Net increase in cash and cash equivalents		434.7	688.6	50.4
Translation differences		(70.3)	(164.7)	(119.3)
Cash and cash equivalents at beginning of year		1,883.2	1,359.3	1,428.2
Cash and cash equivalents at end of year	11	2,247.6	1,883.2	1,359.3

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-54 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2014, 2013

	Notes	2014 £m	2013 £m
Non-current assets
Intangible assets:
Goodwill	12	9,979.4	9,472.8
Other	12	1,668.9	1,667.8
Property, plant and equipment	13	772.5	773.3
Interests in associates and joint ventures	14	759.9	792.8
Other investments	14	669.2	270.6
Deferred tax assets	15	239.7	119.4
Trade and other receivables	17	148.6	158.5
		14,238.2	13,255.2
Current assets
Inventory and work in progress	16	327.3	304.5
Corporate income tax recoverable		145.6	136.0
Trade and other receivables	17	9,530.0	9,088.1
Cash and short-term deposits		2,512.7	2,221.6
		12,515.6	11,750.2
Current liabilities
Trade and other payables	18	(11,784.0)	(10,710.7)
Corporate income tax payable		(158.6)	(120.1)
Bank overdrafts and loans	20	(653.2)	(941.4)
		(12,595.8)	(11,772.2)
Net current liabilities		(80.2)	(22.0)
Total assets less current liabilities		14,158.0	13,233.2
Non-current liabilities
Bonds and bank loans	20	(4,134.9)	(3,520.6)
Trade and other payables	19	(624.9)	(457.6)
Corporate income tax payable		(441.2)	(362.6)
Deferred tax liabilities	15	(667.6)	(650.7)
Provision for post-employment benefits	23	(296.2)	(247.5)
Provisions for liabilities and charges	21	(166.4)	(147.7)
		(6,331.2)	(5,386.7)
Net assets		7,826.8	7,846.5
Equity
Called-up share capital	26	132.6	134.9
Share premium account		508.0	483.4
Shares to be issued		0.3	0.5
Other reserves	27	36.2	317.3
Own shares		(283.7)	(253.0)
Retained earnings		7,106.7	6,903.7
Equity share owners’ funds		7,500.1	7,586.8
Non-controlling interests		326.7	259.7
Total equity		7,826.8	7,846.5

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-54 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2014, 2013, 2012

	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2012	126.6	105.7	2.4	(4,197.3)	(177.6)	10,803.5	6,663.3	231.0	6,894.3
Ordinary shares issued	1.0	55.0	(0.6)	0.5	–	–	55.9	–	55.9
Share issue/cancellation costs	–	(0.2)	–	–	–	–	(0.2)	–	(0.2)
Share cancellations	(0.7)	–	–	0.7	–	(55.1)	(55.1)	–	(55.1)
Treasury share additions	–	–	–	–	(0.6)	–	(0.6)	–	(0.6)
Treasury share allocations	–	–	–	–	0.9	(0.9)	–	–	–
Treasury share cancellations	(0.6)	–	–	0.6	37.2	(37.2)	–	–	–
Net profit for the year	–	–	–	–	–	822.7	822.7	72.0	894.7
Exchange adjustments on foreign currency net investments	–	–	–	(298.4)	–	–	(298.4)	(6.8)	(305.2)
Loss on revaluation of available for sale investments	–	–	–	(3.5)	–	–	(3.5)	–	(3.5)
Actuarial loss on defined benefit pension plans	–	–	–	–	–	(83.9)	(83.9)	–	(83.9)
Deferred tax on defined benefit pension plans	–	–	–	–	–	7.3	7.3	–	7.3
Comprehensive (loss)/income	–	–	–	(301.9)	–	746.1	444.2	65.2	509.4
Dividends paid	–	–	–	–	–	(306.6)	(306.6)	(51.9)	(358.5)
Scrip dividend	0.2	15.4	–	–	–	(15.6)	–	–	–
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	92.8	92.8	–	92.8
Tax adjustment on share-based payments	–	–	–	–	–	18.3	18.3	–	18.3
Net movement in own shares held by ESOP Trusts	–	–	–	–	(26.4)	(52.4)	(78.8)	–	(78.8)
Recognition/remeasurement of financial instruments	–	–	–	2.7	–	14.8	17.5	–	17.5
Share purchases – close period commitments	–	–	–	(18.3)	–	–	(18.3)	–	(18.3)
Acquisition of subsidiaries[2]	–	–	–	–	–	(21.4)	(21.4)	5.3	(16.1)
Balance at 31 December 2012	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6
Reclassification due to Group reconstruction[3]	–	(176.0)	–	5,133.7	–	(4,957.7)	–	–	–
Ordinary shares issued	0.7	41.7	(1.3)	–	–	1.2	42.3	–	42.3
Share issue/cancellation costs	–	(0.4)	–	–	–	–	(0.4)	–	(0.4)
Shares issued on conversion of bond	7.7	442.2	–	–	–	–	449.9	–	449.9
Reclassification of convertible bond	–	–	–	(44.5)	–	36.1	(8.4)	–	(8.4)
Deferred tax on convertible bond	–	–	–	9.7	–	(7.8)	1.9	–	1.9
Treasury share additions	–	–	–	–	(17.6)	–	(17.6)	–	(17.6)
Treasury share allocations	–	–	–	–	3.3	(3.3)	–	–	–
Net profit for the year	–	–	–	–	–	936.5	936.5	75.6	1,012.1
Exchange adjustments on foreign currency net investments	–	–	–	(356.5)	–	–	(356.5)	(16.1)	(372.6)
Gain on revaluation of available for sale investments	–	–	–	72.0	–	–	72.0	–	72.0
Actuarial gain on defined benefit pension plans	–	–	–	–	–	76.2	76.2	–	76.2
Deferred tax on defined benefit pension plans	–	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Comprehensive (loss)/income	–	–	–	(284.5)	–	1,011.5	727.0	59.5	786.5
Dividends paid	–	–	–	–	–	(397.3)	(397.3)	(53.2)	(450.5)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	105.4	105.4	–	105.4
Tax adjustment on share-based payments	–	–	–	–	–	47.9	47.9	–	47.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	(72.2)	(107.2)	(179.4)	–	(179.4)
Recognition/remeasurement of financial instruments	–	–	–	(2.4)	–	(0.2)	(2.6)	–	(2.6)
Share purchases – close period commitments	–	–	–	18.3	–	–	18.3	–	18.3
Acquisition of subsidiaries[2]	–	–	–	–	–	(11.2)	(11.2)	3.8	(7.4)
Balance at 31 December 2013	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.4	24.6	(0.2)	–	–	0.2	25.0	–	25.0
Treasury share additions	–	–	–	–	(412.5)	–	(412.5)	–	(412.5)
Treasury share allocations	–	–	–	–	0.6	(0.6)	–	–	–
Treasury share cancellations	(2.7)	–	–	2.7	332.5	(332.5)	–	–	–
Net profit for the year	–	–	–	–	–	1,077.2	1,077.2	74.3	1,151.5
Exchange adjustments on foreign currency net investments	–	–	–	(224.3)	–	–	(224.3)	3.1	(221.2)
Gain on revaluation of available for sale investments	–	–	–	64.6	–	–	64.6	–	64.6
Actuarial loss on defined benefit pension plans	–	–	–	–	–	(86.6)	(86.6)	–	(86.6)
Deferred tax on defined benefit pension plans	–	–	–	–	–	62.1	62.1	–	62.1
Comprehensive (loss)/income	–	–	–	(159.7)	–	1,052.7	893.0	77.4	970.4
Dividends paid	–	–	–	–	–	(460.0)	(460.0)	(57.7)	(517.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	102.2	102.2	–	102.2
Tax adjustment on share-based payments	–	–	–	–	–	(0.6)	(0.6)	–	(0.6)
Net movement in own shares held by ESOP Trusts	–	–	–	–	48.7	(147.0)	(98.3)	–	(98.3)
Recognition/remeasurement of financial instruments	–	–	–	(44.1)	–	(4.1)	(48.2)	–	(48.2)
Share purchases – close period commitments	–	–	–	(80.0)	–	(3.9)	(83.9)	–	(83.9)
Acquisition of subsidiaries[2]	–	–	–	–	–	(3.4)	(3.4)	47.3	43.9
Balance at 31 December 2014	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-54 form an integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 27.
[2]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[3]

On 2 January, 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account and merger reserve have been transferred to retained earnings.

Notes to the consolidated financial statements

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is 27 Farm Street, London, United Kingdom, W1J 5RJ. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

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

Operating sectors

Reported contributions were as follows:

Income Statement	Revenue[1]	Net sales	Headline PBIT[2]	Net sales margin[3]
	£m	£m	£m	%
2014
Advertising and Media Investment Management	5,134.3	4,502.0	836.2	18.6
Data Investment Management	2,429.3	1,748.9	272.7	15.6
Public Relations & Public Affairs	891.9	880.4	139.2	15.8
Branding & Identity, Healthcare and Specialist Communications	3,073.4	2,933.5	432.5	14.7
	11,528.9	10,064.8	1,680.6	16.7
2013
Advertising and Media Investment Management	4,578.8	4,463.6	824.4	18.5
Data Investment Management	2,549.7	1,843.7	263.8	14.3
Public Relations & Public Affairs	920.7	907.5	133.8	14.7
Branding & Identity, Healthcare and Specialist Communications	2,970.2	2,861.3	439.6	15.4
	11,019.4	10,076.1	1,661.6	16.5
2012
Advertising and Media Investment Management	4,273.2	4,201.3	754.5	18.0
Data Investment Management	2,460.2	1,768.9	246.9	14.0
Public Relations & Public Affairs	917.1	901.1	136.4	15.1
Branding & Identity, Healthcare and Specialist Communications	2,722.6	2,643.5	393.2	14.9
	10,373.1	9,514.8	1,531.0	16.1

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.
[3]	Net sales margin is defined in note 31.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2014
Advertising and Media Investment Management	48.6	91.0	102.6	16.9	25.1	395.5
Data Investment Management	18.8	48.1	50.9	–	18.4	119.3
Public Relations & Public Affairs	7.9	7.4	12.6	–	3.9	60.1
Branding & Identity, Healthcare and Specialist Communications	26.9	67.9	62.8	–	14.5	185.0
	102.2	214.4	228.9	16.9	61.9	759.9
2013
Advertising and Media Investment Management	55.5	127.2	102.2	–	35.0	486.3
Data Investment Management	19.2	62.8	53.7	–	20.2	105.5
Public Relations & Public Affairs	5.9	14.2	15.3	12.0	1.5	45.3
Branding & Identity, Healthcare and Specialist Communications	24.8	70.2	63.5	11.3	11.4	155.7
	105.4	274.4	234.7	23.3	68.1	792.8
2012
Advertising and Media Investment Management	49.3	198.4	97.1	0.7	34.7	566.9
Data Investment Management	16.6	60.5	55.5	–	18.6	102.4
Public Relations & Public Affairs	4.9	12.4	15.7	31.3	2.3	47.9
Branding & Identity, Healthcare and Specialist Communications	22.0	66.9	56.4	–	13.8	170.0
	92.8	338.2	224.7	32.0	69.4	887.2

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

			Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2014
Advertising and Media Investment Management	12,250.5			(9,803.5)
Data Investment Management	3,427.1			(1,045.7)
Public Relations & Public Affairs	1,744.7			(400.0)
Branding & Identity, Healthcare and Specialist Communications	6,433.5			(1,622.3)
	23,855.8	2,898.0	26,753.8	(12,871.5)	(6,055.5)	(18,927.0)
2013
Advertising and Media Investment Management	11,787.6			(8,919.1)
Data Investment Management	3,330.2			(960.0)
Public Relations & Public Affairs	1,693.7			(350.6)
Branding & Identity, Healthcare and Specialist Communications	5,716.9			(1,333.8)
	22,528.4	2,477.0	25,005.4	(11,563.5)	(5,595.4)	(17,158.9)
2012
Advertising and Media Investment Management	12,013.9			(9,152.7)
Data Investment Management	3,371.4			(1,004.0)
Public Relations & Public Affairs	1,724.2			(370.8)
Branding & Identity, Healthcare and Specialist Communications	5,607.4			(1,364.5)
	22,716.9	2,160.7	24,877.6	(11,892.0)	(5,925.0)	(17,817.0)

Notes

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

	2014 £m	2013 £m	2012 £m
Revenue[1]
North America[5]	3,899.9	3,744.7	3,546.5
UK	1,640.3	1,414.0	1,275.2
Western Continental Europe	2,568.8	2,592.6	2,439.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,419.9	3,268.1	3,112.2
	11,528.9	11,019.4	10,373.1
Net sales
North America[5]	3,471.7	3,547.0	3,365.0
UK	1,396.0	1,303.9	1,155.7
Western Continental Europe	2,142.6	2,217.8	2,121.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,054.5	3,007.4	2,872.6
	10,064.8	10,076.1	9,514.8
Headline PBIT[2]
North America[5]	621.8	616.5	578.6
UK	221.2	204.7	173.3
Western Continental Europe	277.2	272.0	252.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	560.4	568.4	526.2
	1,680.6	1,661.6	1,531.0

	Margin	Margin	Margin
Net sales margin[3]
North America[5]	17.9%	17.4%	17.2%
UK	15.8%	15.7%	15.0%
Western Continental Europe	12.9%	12.3%	11.9%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	18.3%	18.9%	18.3%
	16.7%	16.5%	16.1%
	2014 £m	2013 £m
Non-current assets[4]
North America[5]	5,686.9	5,125.5
UK	1,793.9	1,772.2
Western Continental Europe	3,463.8	3,562.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,012.0	2,620.2
	13,956.6	13,080.5

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	See note 31 for a reconciliation of headline PBIT to PBIT.
[3]	Net sales margin is defined in note 31.
[4]	Non-current assets excluding financial instruments and deferred tax.
[5]

North America includes the US with revenue of £3,664.9 million (2013: £3,498.1 million, 2012: £3,309.4 million), net sales of £3,254.2 million (2013: £3,310.8 million, 2012: £3,138.7 million), headline PBIT of £588.2 million (2013: £582.6 million, 2012: £547.8 million) and non-current assets of £5,101.0 million (2013: £4,479.5 million).

3. Operating costs

	2014 £m	2013 £m	2012 £m
Staff costs (note 5)	6,440.5	6,477.1	6,106.1
Establishment costs	711.3	727.4	690.6
Other operating costs (net)	1,405.7	1,461.3	1,477.0
Total operating costs	8,557.5	8,665.8	8,273.7
Operating costs include:
Goodwill impairment (note 12)	16.9	23.3	32.0
Investment write-downs	7.3	0.4	19.6
Gain on sale of freehold property in New York	–	–	(71.4)
Cost of changes to corporate structure	–	–	4.1
Restructuring costs	127.6	5.0	93.4
Amortisation and impairment of acquired intangible assets (note 12)	147.5	179.8	171.9
Amortisation of other intangible assets (note 12)	31.6	32.7	33.7
Depreciation of property, plant and equipment	191.7	195.5	184.2
(Gains)/losses on sale of property, plant and equipment	(0.8)	(0.4)	0.7
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)	(26.8)
Gains on remeasurement of equity interest on acquisition of controlling interest	(9.2)	(30.0)	(5.3)
Net foreign exchange (gains)/losses	(2.5)	(1.1)	7.7
Operating lease rentals:
Land and buildings	466.1	483.0	464.6
Sublease income	(11.2)	(13.2)	(23.0)
	454.9	469.8	441.6
Plant and machinery	19.9	21.1	21.9
	474.8	490.9	463.5

In 2014, operating profit includes credits totalling £24.9 million (2013: £19.9 million, 2012: £19.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2013. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £7.3 million (2013: £0.4 million, 2012: £19.6 million) relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Gains on disposal of investments and subsidiaries of £186.3 million (2013: £6.0 million, 2012: £26.8 million) include £150.6 million of gains arising on the sale of the Xaxis for Publishers business to AppNexus Inc and the Kantar Media US television measurement business to Rentrak Inc. In both cases, consideration received was in the form of equity issued by the buyer. The Group also recognised a gain of £10.0 million as a result of a reduction in the Group’s equity interest in oOh! Media in Australia.

In 2014, restructuring costs of £127.6 million comprise £88.7 million of costs (including £67.4 million of severance costs) arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe; and £38.9 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure.

In 2013, the Group incurred restructuring costs of £5.0 million as a result of the project to transform and rationalise the Group’s IT services and infrastructure. Restructuring costs in 2012 of £93.4 million include £62.9 million of severance costs arising from a structural reassessment of certain of the Group’s operations, primarily in Western Continental Europe; and £30.5 million of other costs, primarily accelerated depreciation of IT assets in the US and Europe, arising from an overhaul of its centralised IT infrastructure.

All of the operating costs of the Group are related to administrative expenses.

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Auditors’ remuneration:

	2014 £m	2013 £m	2012 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.4	1.4
The audit of the Company’s subsidiaries pursuant to legislation	14.5	15.1	14.6
	15.9	16.5	16.0
Other services pursuant to legislation	3.1	3.1	3.1
Fees payable to the auditors pursuant to legislation	19.0	19.6	19.1
Tax advisory services	2.1	2.3	2.5
Tax compliance services	1.0	1.2	1.0
	3.1	3.5	3.5
Corporate finance services	0.3	0.2	0.5
Other services[1]	5.4	4.8	3.9
Total non-audit fees	8.8	8.5	7.9
Total fees	27.8	28.1	27.0

Note

[1]	Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2015 under leases will be as follows:

	Plant and machinery			Land and buildings
	2015 £m	2014 £m	2013 £m	2015 £m	2014 £m	2013 £m
In respect of operating leases which expire:
– within one year	5.3	4.1	4.1	66.7	26.3	34.8
– within two to five years	10.8	13.1	13.0	223.9	195.2	166.1
– after five years	0.1	0.1	0.2	139.4	139.7	145.4
	16.2	17.3	17.3	430.0	361.2	346.3

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2014 are as follows:

	Minimum rental payments £m	Less sub- let rentals £m	Net payment £m
Year ending 31 December
2015	446.2	(7.3)	438.9
2016	339.2	(4.8)	334.4
2017	279.3	(3.3)	276.0
2018	255.9	(2.4)	253.5
2019	210.2	(2.0)	208.2
Later years	1,178.0	(3.9)	1,174.1
	2,708.8	(23.7)	2,685.1

4. Share of results of associates

Share of results of associates include:

	2014 £m	2013 £m	2012 £m
Share of profit before interest and taxation	101.8	111.0	105.1
Share of exceptional losses	(7.6)	(10.7)	(3.0)
Share of interest and non-controlling interests	(3.1)	(4.6)	(1.6)
Share of taxation	(29.2)	(27.6)	(31.1)
	61.9	68.1	69.4

5. Our people

Our staff numbers averaged 121,397 for the year ended 31 December 2014 against 117,115 in 2013 and 114,490 in 2012, including acquisitions. Their geographical distribution was as follows:

	2014	2013	2012
North America	26,809	28,093	27,782
UK	12,838	11,925	11,413
Western Continental Europe	23,376	23,559	23,322
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	58,374	53,538	51,973
	121,397	117,115	114,490

Their operating sector distribution was as follows:

	2014	2013	2012
Advertising and Media Investment Management	52,329	49,505	48,662
Data Investment Management	28,240	29,586	28,989
Public Relations & Public Affairs	8,392	8,298	8,437
Branding & Identity, Healthcare and Specialist Communications	32,436	29,726	28,402
	121,397	117,115	114,490

At the end of 2014 staff numbers were 123,621 (2013: 119,116, 2012: 115,711). Including all employees of associated undertakings, this figure was approximately 179,000 at 31 December 2014 (2013: 175,000, 2012: 165,000).

Staff costs include:

	2014 £m	2013 £m	2012 £m
Wages and salaries	4,467.8	4,481.4	4,289.7
Cash-based incentive plans	210.7	222.2	198.1
Share-based incentive plans (note 22)	102.2	105.4	92.8
Social security costs	567.8	577.3	524.7
Pension costs (note 23)	148.9	151.3	148.7
Severance	37.4	26.9	50.8
Other staff costs[1]	905.7	912.6	801.3
	6,440.5	6,477.1	6,106.1
Staff cost to net sales ratio	64.0%	64.3%	64.2%

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £16.9 million (2013: £16.9 million, 2012: £15.6 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Total compensation received by key management personnel in respect of 2014 was £57.6 million (2013: £42.0 million, 2012: £27.9 million) of which £0.7 million (2013: £0.7 million, 2012: £0.8 million) were pension contributions. The value of the matching LEAP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

Notes to the consolidated financial statements (continued)

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2014 £m	2013 £m	2012 £m
Income from available for sale investments	26.0	10.1	1.2
Interest income	68.7	54.2	54.7
	94.7	64.3	55.9

Finance costs include:

	2014 £m	2013 £m	2012 £m
Net interest expense on pension plans[1] (note 23)	8.0	11.4	11.3
Interest on other long-term employee benefits	1.9	1.7	1.7
Interest payable and similar charges[2]	252.8	254.8	256.8
	262.7	267.9	269.8

Revaluation of financial instruments3 include:

	2014 £m	2013 £m	2012 £m
Movements in fair value of treasury instruments	31.3	6.3	(14.8)
Movements in fair value of other derivatives	15.0	–	–
Revaluation of put options over non-controlling interests	(8.8)	(1.1)	(5.1)
Revaluation of payments due to vendors (earnout agreements)	13.2	15.8	15.2
	50.7	21.0	(4.7)

Notes

[1]	Comparative figures for 2012 have been restated to reflect the requirements of IAS 19.
[2]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[3]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $2,862 million of US dollar bonds at an average interest rate of 4.48%, €2,750 million of Eurobonds at an average interest rate of 4.19% and £600 million of Sterling bonds at an average interest rate of 6.13%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $45 million at an average interest rate of 0.95%.

Average borrowings under the US Commercial Paper Program for 2014 amounted to $280 million at an average interest rate of 0.34% inclusive of margin.

7. Taxation

In 2014, the tax rate on profit before taxation was 20.7% (2013: 21.9%).

Cash taxes paid in the year were £289.9 million (2013: £273.3 million).

7. Taxation (continued)

The tax charge is based on the profit for the year and comprises:

	2014 £m	2013 £m	2012 £m
Corporation tax
Current year	373.5	359.1	335.5
Prior years	4.4	(48.1)	(41.7)
Credit relating to restructuring costs	–	–	(15.7)
Charge relating to gains on disposal of investments and subsidiaries	21.4	–	–
	399.3	311.0	278.1
Deferred tax
Current year	(69.7)	(9.0)	(14.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(23.2)	(10.6)	(86.0)
Gain on sale of freehold property in New York	–	–	20.0
Credit relating to restructuring costs	(14.1)	–	–
Gains on disposal of investments and subsidiaries	13.8	–	–
	(93.2)	(19.6)	(80.4)
Prior years	(5.7)	(7.7)	(0.5)
	(98.9)	(27.3)	(80.9)
Tax charge	300.4	283.7	197.2

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2014 £m	2013 £m	2012 £m
Profit before taxation	1,451.9	1,295.8	1,091.9
Tax at the corporation tax rate of 21.5%[1]	312.2	301.3	273.0
Tax effect of share of results of associates	(13.3)	(15.8)	(17.4)
Irrecoverable withholding taxes	24.2	30.7	23.7
Items that are not deductible/(taxable) in determining taxable profit	14.2	(27.3)	(31.2)
Effect of different tax rates of subsidiaries operating in other jurisdictions	12.9	17.6	13.9
Origination and reversal of temporary differences	10.6	35.5	(39.2)
Tax losses not utilised in the year	52.1	40.6	45.4
Utilisation of tax losses not previously recognised	(42.2)	(28.3)	(18.6)
Recognition of temporary differences	(69.0)	(14.8)	(10.2)
Release of prior-year provisions in relation to acquired businesses	(17.4)	(11.6)	(20.6)
Other prior-year adjustments	16.1	(44.2)	(21.6)
Tax charge	300.4	283.7	197.2
Effective tax rate on profit before tax	20.7%	21.9%	18.1%
Notes

[1]

The parent company of the Group was tax resident in the UK for 2014 and 2013, and tax resident in Ireland for 2012. As such, the tax rate in the tax reconciliation for 2014 is the blended UK corporation tax rate of 21.5% (2013: 23.25%). For 2012, the tax rate is the Irish non-trading corporation tax rate of 25%.

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2014	2013	2012	2014	2013	2012
Per share	Pence per share			£m	£m	£m
2013 Final dividend	23.65p	19.71p	17.14p	309.5	258.0	212.8
2014 Interim dividend[1]	11.62p	10.56p	8.80p	150.5	139.3	109.4
	35.27p	30.27p	25.94p	460.0	397.3	322.2

Proposed final dividend for the year ended 31 December 2014:

	2014		2013		2012
Per share	Pence per share
Final dividend[1]	26.58	p	23.65	p	19.71	p

Notes

[1]	First interim dividend in 2012.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2014		2013		2012
Earnings[1] (£m)	1,077.2		936.5		822.7
Average shares used in basic EPS calculation (m)	1,307.4		1,293.8		1,243.4
EPS	82.4	p	72.4	p	66.2	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

	2014		2013		2012
Diluted earnings (£m)	1,077.2		947.1		848.8
Average shares used in diluted EPS calculation (m)	1,337.5		1,360.3		1,352.6
Diluted EPS	80.5	p	69.6	p	62.8	p

Diluted EPS has been calculated based on the diluted earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. During the year ended 31 December 2013, these bonds were converted into 76.5 million shares. For the years ended 31 December 2013 and 2012 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million and £26.1 million, respectively, for the purpose of the calculation of diluted earnings. At 31 December 2014, options to purchase 10.7 million ordinary shares (2013: 6.0 million, 2012: 6.3 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2014 m	2013 m	2012 m
Average shares used in basic EPS calculation	1,307.4	1,293.8	1,243.4
Dilutive share options outstanding	4.8	6.8	4.9
Other potentially issuable shares	25.3	30.8	27.8
£450 million 5.75% convertible bonds	–	28.9	76.5
Shares used in diluted EPS calculation	1,337.5	1,360.3	1,352.6

At 31 December 2014 there were 1,325,747,724 (2013: 1,348,733,317) ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2014 £m	2013 £m	2014 £m	2013 £m
Analysis of changes in financing
Beginning of year	618.3	302.4	4,123.6	4,180.5
Ordinary shares issued	25.0	42.4	–	–
Reclassification due to Group reconstruction[1]	–	(176.0)	–	–
Treasury share cancellations	(2.7)	–	–	–
Share issue/cancellation costs	–	(0.4)	–	–
Shares issued on conversion of bond	–	449.9	–	–
Net increase/(decrease) in drawings on bank loans, corporate bonds and convertible bonds	–	–	465.2	(13.1)
Amortisation of financing costs included in debt	–	–	6.5	8.3
Other movements	–	–	(57.8)	(48.0)
Exchange adjustments	–	–	(14.5)	(4.1)
End of year	640.6	618.3	4,523.0	4,123.6

Notes

1 On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account was transferred to retained earnings.

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2014, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £640.6 million (2013: £618.3 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $300 million of 5.125% bonds due September 2042 and $500 million of 5.625% bonds due November 2043. In September 2014, the Group issued $750 million of 3.75% bonds due September 2024.

Eurobonds The Group has in issue €500 million of 5.25% bonds due January 2015, €750 million of 6.625% bonds due May 2016 and €750 million of 3% bonds due November 2023. In September 2014, the Group issued €750 million of 2.250% bonds due September 2026.

In March 2015, the Group issued €600 million of 1.625% bonds due March 2030 and €252 million of 0.43% bonds due March 2018. €252 million of the 0.43% bonds were issued in exchange for €252 million of the 6.625% bonds due May 2016. Consequently the amount in issue of the 6.625% bonds due May 2016 has reduced to €498 million.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facility The Group has a five year Revolving Credit Facility of $2.5 billion due July 2019, signed in July 2014. The Group’s borrowings under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $45 million in 2014. The Group had available undrawn committed credit facilities of £1,604.5 million at December 2014 (2013: £1,199.4 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group operates a commercial paper program using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2014 was $279.7 million. There was no US Commercial Paper outstanding at 31 December 2014.

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

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2014 £m	2013 £m
Within one year	(578.4)	(807.8)
Between one and two years	(748.4)	(575.3)
Between two and three years	(533.7)	(757.5)
Between three and four years	(125.7)	(500.0)
Between four and five years	(125.7)	(92.0)
Over five years	(4,192.3)	(2,968.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,304.2)	(5,700.9)
Short-term overdrafts – within one year	(265.1)	(338.4)
Future anticipated cash flows	(6,569.3)	(6,039.3)
Effect of discounting/financing rates	1,781.2	1,577.3
Debt financing	(4,788.1)	(4,462.0)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2014 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,547.2	4.56%	n/a	234
	– floating	753.2	n/a	LIBOR	n/a
£	– fixed	400.0	6.19%	n/a	58
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	1,747.7	3.96%	n/a	89
	– floating	1.4	n/a	EURIBOR	n/a
Other		(126.5)	n/a	n/a	n/a
		4,523.0

Note

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2014 the amount still to be written to income was £nil (2013: £0.2 million) in respect of US dollar swap terminations.

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

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets
2014	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	632.6	498.5	569.0	642.6
Between one and two years	1.1	0.4	22.0	37.9
Between two and three years	26.1	25.4	250.2	262.2
Between three and four years	–	–	25.3	24.8
Between four and five years	–	–	26.4	24.8
Over five years	–	–	576.4	570.9
	659.8	524.3	1,469.3	1,563.2

	Financial liabilities		Financial assets
2013	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	376.6	311.9	772.8	859.9
Between one and two years	445.8	352.7	530.5	619.5
Between two and three years	1.1	0.7	4.6	12.4
Between three and four years	26.1	25.6	228.3	237.4
Between four and five years	–	–	–	–
Over five years	–	–	–	–
	849.6	690.9	1,536.2	1,729.2

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cashflow headings on page F-10.

Net cash from operating activities:

	2014 £m	2013 £m	2012 £m
Profit for the year	1,151.5	1,012.1	894.7
Taxation	300.4	283.7	197.2
Revaluation of financial instruments	(50.7)	(21.0)	4.7
Finance costs	262.7	267.9	269.8
Finance income	(94.7)	(64.3)	(55.9)
Share of results of associates	(61.9)	(68.1)	(69.4)
Adjustments for:
Non-cash share-based incentive plans (including share options)	102.2	105.4	92.8
Depreciation of property, plant and equipment	197.3	202.0	191.0
Impairment of goodwill	16.9	23.3	32.0
Amortisation and impairment of acquired intangible assets	147.5	179.8	171.9
Amortisation of other intangible assets	31.6	32.7	33.7
Investment write-downs	7.3	0.4	19.6
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)	(26.8)
Gains on remeasurement of equity interest on acquisition of controlling interest	(9.2)	(30.0)	(5.3)
Gain on sale of freehold property in New York	–	–	(71.4)
(Gains)/losses on sale of property, plant and equipment	(0.8)	(0.4)	0.7
(Increase)/decrease in inventories and work in progress	(9.7)	36.7	(17.6)
Increase in receivables	(84.0)	(253.3)	(436.4)
Increase in payables – short-term	390.9	67.2	105.3
Increase in payables – long-term	36.5	28.3	4.1
Decrease in provisions	(38.7)	(12.3)	(43.6)
Corporation and overseas tax paid	(289.9)	(273.3)	(257.0)
Interest and similar charges paid	(249.1)	(254.7)	(228.3)
Interest received	69.8	51.3	56.6
Investment income	11.9	10.1	1.2
Dividends from associates	52.2	56.7	44.7
Net cash inflow from operating activities	1,703.7	1,374.2	908.3

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2014 £m	2013 £m	2012 £m
Initial cash consideration	(382.7)	(165.1)	(462.0)
Cash and cash equivalents acquired (net)	74.4	25.0	46.6
Earnout payments	(34.3)	(27.7)	(85.7)
Loan note redemptions	–	–	(1.0)
Purchase of other investments (including associates)	(188.8)	(45.6)	(111.4)
Proceeds on disposal of investments	42.3	12.0	47.0
Acquisitions and disposals	(489.1)	(201.4)	(566.5)
Cash consideration for non-controlling interests	(5.6)	(19.6)	(20.1)
Net cash outflow	(494.7)	(221.0)	(586.6)

Share repurchases and buy-backs:
	2014 £m	2013 £m	2012 £m
Purchase of own shares by ESOP Trusts	(98.3)	(179.4)	(78.8)
Share cancellations (excluding brokerage fees)	–	–	(55.1)
Shares purchased into treasury	(412.5)	(17.6)	(0.6)
Net cash outflow	(510.8)	(197.0)	(134.5)

Net increase in borrowings:
	2014 £m	2013 £m	2012 £m
Repayment of $369 million bonds	(235.3)	–	–
Repayment of $600 million bonds	(333.7)	–	–
Repayment of $25 million TNS private placements	(14.6)	–	–
Proceeds from issue of €750 million bonds	588.7	624.8	–
Proceeds from issue of $750 million bonds	460.1	–	–
Proceeds from issue of $500 million bonds	–	314.2	312.1
Proceeds from issue of $300 million bonds	–	–	187.3
Repayment of €600 million bonds	–	(502.1)	–
Repayment of convertible bonds	–	(0.1)	–
Decrease in drawings on bank loans	–	–	(79.7)
Repayment of debt acquired	–	–	(20.0)
Repayment of $30 million TNS private placements	–	–	(19.2)
Net cash inflow	465.2	436.8	380.5

Cash and cash equivalents:
	2014 £m	2013 £m	2012 £m
Cash at bank and in hand	1,967.0	2,099.1	1,721.4
Short-term bank deposits	545.7	122.5	223.9
Overdrafts[1]	(265.1)	(338.4)	(586.0)
Cash and cash equivalents at end of year	2,247.6	1,883.2	1,359.3

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Intangible assets

Goodwill

The movements in 2014 and 2013 were as follows:

£m
Cost:
1 January 2013	10,042.1
Additions[1]	209.0
Revision of earnout estimates	(5.7)
Exchange adjustments	(179.6)
31 December 2013	10,065.8
Additions[1]	514.0
Revision of earnout estimates	26.4
Exchange adjustments	(23.2)
31 December 2014	10,583.0

Accumulated impairment losses and write-downs:
1 January 2013	584.9
Impairment losses for the year	17.7
Exchange adjustments	(9.6)
31 December 2013	593.0
Impairment losses for the year	8.1
Exchange adjustments	2.5
31 December 2014	603.6

Net book value:
31 December 2014	9,979.4
31 December 2013	9,472.8
1 January 2013	9,457.2

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

Cash-generating units with significant goodwill as at 31 December are:

	2014 £m	2013 £m
GroupM	2,124.5	2,004.7
Kantar	1,965.0	1,800.9
Wunderman	1,081.0	1,063.7
Y&R Advertising	978.1	956.5
Burson-Marsteller	473.2	463.4
Other	3,357.6	3,183.6
Total goodwill	9,979.4	9,472.8

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

12. Intangible assets (continued)

Other intangible assets

The movements in 2014 and 2013 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2013	993.1	1,627.6	264.3	2,885.0
Additions	–	–	43.8	43.8
Disposals	–	–	(18.9)	(18.9)
New acquisitions	–	45.5	0.4	45.9
Other movements[1]	–	2.2	0.6	2.8
Exchange adjustments	(35.2)	(8.9)	(6.0)	(50.1)
31 December 2013	957.9	1,666.4	284.2	2,908.5
Additions	–	–	36.5	36.5
Disposals	–	(33.2)	(16.2)	(49.4)
New acquisitions	–	136.3	2.7	139.0
Other movements[1]	–	12.0	4.0	16.0
Exchange adjustments	11.4	2.7	1.8	15.9
31 December 2014	969.3	1,784.2	313.0	3,066.5
Amortisation and impairment:
1 January 2013	–	881.6	176.0	1,057.6
Charge for the year	–	176.9	32.7	209.6
Disposals	–	–	(17.7)	(17.7)
Other movements	–	–	1.4	1.4
Exchange adjustments	–	(5.7)	(4.5)	(10.2)
31 December 2013	–	1,052.8	187.9	1,240.7
Charge for the year	–	144.7	31.6	176.3
Disposals	–	(26.9)	(15.4)	(42.3)
Other movements	–	–	2.2	2.2
Exchange adjustments	–	16.7	4.0	20.7
31 December 2014	–	1,187.3	210.3	1,397.6
Net book value:
31 December 2014	969.3	596.9	102.7	1,668.9
31 December 2013	957.9	613.6	96.3	1,667.8
1 January 2013	993.1	746.0	88.3	1,827.4

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

Acquired intangible assets at net book value at 31 December 2014 include brand names of £393.0 million (2013: £386.8 million), customer-related intangibles of £197.8 million (2013: £206.5 million), and other assets (including proprietary tools) of £6.1 million (2013: £20.3 million).

The total amortisation and impairment of acquired intangible assets of £147.5 million (2013: £179.8 million) includes £2.8 million (2013: £2.9 million) in relation to associates.

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

The goodwill impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill was supported by the net

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

present value of future cash flows, using a pre-tax discount rate of 9.0% (2013: 9.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2013: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £16.9 million (2013: £23.3 million) relates to a number of under-performing businesses in the Group, of which £8.8 million (2013: £5.6 million) is in relation to associates. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use.

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue growth and operating margin. The key assumptions take account of the businesses’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the unit’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

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

13. Property, plant and equipment

The movements in 2014 and 2013 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:
1 January 2013	37.1	117.6	686.3	333.4	592.6	1,767.0
Additions	–	8.8	92.2	44.2	85.4	230.6
New acquisitions	–	–	0.6	4.2	2.6	7.4
Disposals	–	(1.6)	(27.9)	(35.8)	(57.8)	(123.1)
Exchange adjustments	–	(19.0)	(9.9)	(20.2)	(17.0)	(66.1)
31 December 2013	37.1	105.8	741.3	325.8	605.8	1,815.8
Additions	–	0.7	61.9	39.0	76.3	177.9
New acquisitions	–	0.1	4.0	9.8	6.7	20.6
Disposals	–	(0.5)	(43.1)	(30.8)	(81.5)	(155.9)
Exchange adjustments	–	4.2	20.6	(9.1)	(8.9)	6.8
31 December 2014	37.1	110.3	784.7	334.7	598.4	1,865.2

Depreciation:
1 January 2013	–	17.8	334.6	205.4	440.9	998.7
Charge for the year	–	4.0	68.4	41.9	87.7	202.0
Disposals	–	(1.3)	(23.9)	(34.3)	(57.9)	(117.4)
Exchange adjustments	–	(0.7)	(6.2)	(21.3)	(12.6)	(40.8)
31 December 2013	–	19.8	372.9	191.7	458.1	1,042.5
Charge for the year	–	4.5	68.9	41.1	82.8	197.3
Disposals	–	(1.0)	(40.3)	(26.6)	(80.4)	(148.3)
Exchange adjustments	–	(0.8)	10.9	(2.8)	(6.1)	1.2
31 December 2014	–	22.5	412.4	203.4	454.4	1,092.7

Net book value:
31 December 2014	37.1	87.8	372.3	131.3	144.0	772.5
31 December 2013	37.1	86.0	368.4	134.1	147.7	773.3
1 January 2013	37.1	99.8	351.7	128.0	151.7	768.3

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £60.9 million (2013: £31.6 million).

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2014 and 2013 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2013	440.6	446.6	887.2	176.5
Additions	11.5	–	11.5	28.5
Goodwill arising on acquisition of new associates	–	13.9	13.9	–
Share of results of associate undertakings (note 4)	68.1	–	68.1	–
Dividends	(56.7)	–	(56.7)	–
Other movements	(16.4)	16.7	0.3	–
Exchange adjustments	(40.0)	(52.3)	(92.3)	(1.4)
Disposals	–	(7.6)	(7.6)	(5.0)
Reclassification to subsidiaries	(11.3)	(11.4)	(22.7)	–
Revaluation of other investments	–	–	–	72.0
Amortisation of other intangible assets	–	(2.9)	(2.9)	–
Goodwill impairment	–	(5.6)	(5.6)	–
Write-downs	(0.4)	–	(0.4)	–
31 December 2013	395.4	397.4	792.8	270.6
Additions	70.1	–	70.1	340.0
Goodwill arising on acquisition of new associates	–	0.2	0.2	–
Share of results of associate undertakings (note 4)	61.9	–	61.9	–
Dividends	(52.2)	–	(52.2)	–
Other movements	9.7	3.9	13.6	10.6
Exchange adjustments	(9.1)	(1.5)	(10.6)	5.9
Disposals	(0.2)	(0.1)	(0.3)	(15.2)
Reclassification to subsidiaries	(56.4)	(47.6)	(104.0)	–
Revaluation of other investments	–	–	–	64.6
Amortisation of other intangible assets	–	(2.8)	(2.8)	–
Goodwill impairment	–	(8.8)	(8.8)	–
Write-downs	–	–	–	(7.3)
31 December 2014	419.2	340.7	759.9	669.2

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

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2014 included:

	% owned	Country of incorporation
Asatsu-DK Inc.	24.6	Japan
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Chime Communications Plc[1]	18.9	UK
CVSC Sofres Media Co Limited	40.0	China
Dat Viet VAC Media Corporation	30.0	Vietnam
GIIR Inc.	30.0	Korea
Globant S.A.	20.1	Argentina
Grass Roots Group plc	44.8	UK
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
IBOPE Latinoamericana, S.A.	41.8	Brazil
Marktest Investimentos SGPS S.A.	40.0	Portugal
Nanjing Yindu Advertising Agency	49.0	China
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	22.2	Australia

Note

[1]	Although the Group holds less than 20% of Chime Communications Plc, it is considered to be an associate as the Group exercises significant influence by virtue of a position on the Board of Directors.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2014 was as follows: Asatsu-DK Inc: £160.9 million, Chime Communications Plc: £51.3 million, GIIR Inc: £22.4 million, Globant SA: £104.5 million, High Co SA: £13.6 million and STW Communications Group Limited: £40.3 million (2013: Asatsu-DK Inc: £148.3 million, Chime Communications Plc: £58.4 million, GIIR Inc: £22.0 million, High Co SA: £15.0 million and STW Communications Group Limited: £63.6 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2014 was as follows: Asatsu-DK Inc: £140.4 million, Chime Communications Plc: £38.9 million, GIIR Inc: £30.0 million, Globant SA: £57.4 million, High Co SA: £28.9 million, and STW Communications Group Limited: £71.4 million (2013: Asatsu-DK Inc: £155.3 million, Chime Communications Plc: £34.7 million, GIIR Inc: £28.2 million, High Co SA: £31.6 million and STW Communications Group Limited: £66.5 million).

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2014.

	2014 £m	2013 £m	2012 £m
Income statement
Revenue	2,246.5	2,366.7	2,268.0
Operating profit	280.6	274.8	262.1
Profit before taxation	267.0	261.5	262.8
Profit for the year	183.0	188.8	176.5

	2014 £m	2013 £m	2012 £m
Balance sheet
Assets	4,380.3	5,027.4	4,956.5
Liabilities	(1,823.9)	(2,411.9)	(2,424.0)
Net assets	2,556.4	2,615.5	2,532.5

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £42.4 million (2013: £27.3 million).

15. Deferred tax

The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income taxes. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

15. Deferred tax (continued)

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

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2014 £m	Offset 2014 £m	As reported 2014 £m	Gross 2013 £m	Offset 2013 £m	As reported 2013 £m
Deferred tax assets	406.8	(167.1)	239.7	224.3	(104.9)	119.4
Deferred tax liabilities	(834.7)	167.1	(667.6)	(755.6)	104.9	(650.7)
	(427.9)	–	(427.9)	(531.3)	–	(531.3)

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2014 and 2013:

	Deferred compensation £m	Accounting provisions & accruals £m	Retirement benefit obligations £m	Property, plant & equipment £m	Tax losses & credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2013	0.7	39.0	23.7	43.7	43.4	55.9	–	14.8	221.2
Credit/(charge) to income	–	1.7	–	(12.3)	(6.3)	3.0	–	(4.9)	(18.8)
Charge to other comprehensive income	–	–	(1.2)	–	–	–	–	–	(1.2)
Credit to equity	–	–	–	–	–	30.2	–	–	30.2
Exchange differences	0.4	5.1	(3.5)	(0.1)	(3.1)	(2.8)	–	(3.1)	(7.1)
31 December 2013	1.1	45.8	19.0	31.3	34.0	86.3	–	6.8	224.3
Credit/(charge) to income	44.5	9.2	18.0	8.7	12.3	(1.2)	19.3	14.6	125.4
Credit to other comprehensive income	–	–	62.1	–	–	–	–	–	62.1
Charge to equity	–	–	–	–	–	(17.1)	–	–	(17.1)
Exchange differences	(0.1)	(3.5)	7.3	1.4	1.8	3.5	1.1	0.6	12.1
31 December 2014	45.5	51.5	106.4	41.4	48.1	71.5	20.4	22.0	406.8

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet.

Deferred tax assets in relation to deferred compensation, tax losses and credits and accounting provisions & accruals previously reported within other temporary differences have been disclosed separately in 2014 and the 2013 comparatives have been amended to reflect this.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2014 and 2013:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2013	624.7	21.0	125.7	30.3	–	8.6	810.3
Acquisition of subsidiaries	13.5	–	–	–	–	–	13.5
(Credit)/charge to income	(58.9)	1.8	13.5	(0.2)	–	(2.3)	(46.1)
Credit to equity	–	–	–	–	–	(1.9)	(1.9)
Exchange adjustments	(14.7)	(1.3)	(3.7)	(0.5)	–	–	(20.2)
31 December 2013	564.6	21.5	135.5	29.6	–	4.4	755.6
Acquisition of subsidiaries	36.0	–	–	–	–	–	36.0
(Credit)/charge to income	(44.6)	(1.7)	19.0	(0.7)	47.0	7.5	26.5
Exchange adjustments	2.2	(0.2)	9.2	1.9	2.7	0.8	16.6
31 December 2014	558.2	19.6	163.7	30.8	49.7	12.7	834.7

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,840.6 million (2013: £5,391.0 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,262.1 million (2013: £710.8 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £3,578.5 million (2013: £4,680.2 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £52.8 million that will expire by 2024, and £3,260.9 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £2,240.0 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2014 £m	2013 £m
Work in progress	313.7	288.9
Inventory	13.6	15.6
	327.3	304.5

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2014 £m	2013 £m
Trade receivables (net of bad debt provision)	6,337.6	5,986.5
VAT and sales taxes recoverable	116.0	82.0
Prepayments	222.1	251.1
Accrued income	2,401.5	2,282.2
Fair value of derivatives	11.4	57.9
Other debtors	441.4	428.4
	9,530.0	9,088.1

The ageing of trade receivables and other financial assets is as follows:

2014	Carrying amount at 31 December 2014 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,337.6	4,069.0	1,457.3	659.3	120.6	30.8	0.6
Other financial assets	440.3	310.0	75.9	14.4	8.8	13.8	17.4
	6,777.9	4,379.0	1,533.2	673.7	129.4	44.6	18.0

2013	Carrying amount at 31 December 2013 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,986.5	3,942.6	1,337.9	570.3	114.1	20.7	0.9
Other financial assets	416.0	282.2	68.3	18.1	12.5	12.2	22.7
	6,402.5	4,224.8	1,406.2	588.4	126.6	32.9	23.6

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2014 £m	2013 £m
Prepayments	1.9	3.7
Accrued income	7.0	20.8
Other debtors	97.8	78.7
Fair value of derivatives	41.9	55.3
	148.6	158.5

17. Trade and other receivables (continued)

Movements on bad debt provisions were as follows:

	2014 £m	2013 £m	2012 £m
Balance at beginning of year	92.8	105.3	125.7
New acquisitions	3.2	2.1	0.7
Charged to operating costs	18.9	26.3	18.1
Exchange adjustments	0.3	(1.7)	(4.1)
Utilisations and other movements	(29.9)	(39.2)	(35.1)
Balance at end of year	85.3	92.8	105.3

The allowance for bad and doubtful debts is equivalent to 1.3% (2013: 1.5%, 2012: 1.7%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2014 £m	2013 £m
Trade payables	7,846.3	7,150.2
Other taxation and social security	427.4	415.3
Payments due to vendors (earnout agreements)	67.1	49.7
Liabilities in respect of put option agreements with vendors	27.7	53.5
Deferred income	990.4	917.8
Fair value of derivatives	75.0	41.8
Share purchases – close period commitments	78.8	–
Other creditors and accruals	2,271.3	2,082.4
	11,784.0	10,710.7

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2014 £m	2013 £m
Payments due to vendors (earnout agreements)	244.3	143.8
Liabilities in respect of put option agreements with vendors	157.2	85.6
Fair value of derivatives	2.1	19.9
Other creditors and accruals	221.3	208.3
	624.9	457.6

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

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year (continued)

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2014 £m	2013 £m
Within one year	67.1	49.7
Between one and two years	67.4	26.1
Between two and three years	65.1	44.1
Between three and four years	34.6	54.0
Between four and five years	51.9	12.9
Over five years	25.3	6.7
	311.4	193.5

	2014 £m	2013 £m
At the beginning of the year	193.5	194.0
Earnouts paid (note 11)	(34.3)	(27.7)
New acquisitions	136.0	51.9
Revision of estimates taken to goodwill (note 12)	26.4	(5.7)
Revaluation of payments due to vendors (note 6)	(13.2)	(15.8)
Exchange adjustments	3.0	(3.2)
At the end of the year	311.4	193.5

As of 31 December 2014, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £362 million (2013: £nil to £289 million) and £nil to £1,329 million (2013: £nil to £1,042 million), respectively. The increase in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements related to new acquisitions partially offset by earnout arrangements that have completed and payments made on active arrangements during the year.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2014 £m	2013 £m
Bank overdrafts	265.1	338.4
Corporate bonds and bank loans	388.1	603.0
	653.2	941.4

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2014 £m	2013 £m
Corporate bonds and bank loans	4,134.9	3,520.6

The Group estimates that the fair value of corporate bonds is £4,944.8 million at 31 December 2014 (2013: £4,344.9 million). The Group considers that the carrying amount of bank loans approximates their fair value. The fair values of the corporate bonds are based on quoted market prices.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2014 £m	2013 £m
Within one year	653.2	941.4
Between one and two years	581.9	424.2
Between two and three years	413.9	618.5
Between three and four years	–	424.8
Between four and five years	–	–
Over five years	3,139.1	2,053.1
	4,788.1	4,462.0

21. Provisions for liabilities and charges

The movements in 2014 and 2013 were as follows:

	Property £m	Other £m	Total £m
1 January 2013	41.3	95.3	136.6
Charged to the income statement	11.5	13.8	25.3
Acquisitions[1]	2.7	14.7	17.4
Utilised	(7.6)	(11.3)	(18.9)
Released to the income statement	(9.1)	(4.6)	(13.7)
Transfers	(0.7)	6.4	5.7
Exchange adjustments	(0.8)	(3.9)	(4.7)
31 December 2013	37.3	110.4	147.7
Charged to the income statement	16.4	15.5	31.9
Acquisitions[1]	2.1	7.7	9.8
Utilised	(6.0)	(9.2)	(15.2)
Released to the income statement	(5.4)	(6.7)	(12.1)
Transfers	0.1	0.4	0.5
Exchange adjustments	–	3.8	3.8
31 December 2014	44.5	121.9	166.4

Note

[1]

Acquisitions include £0.5 million (2013: £3.5 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2014 £m	2013 £m	2012 £m
Share-based payments (note 5)	102.2	105.4	92.8

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2014, there was £156.8 million (2013: £167.6 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

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

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Shareholder Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2012, 2011 and 2010 grants is five shares for each investment share. The 2010 LEAP III plan vested in March 2015 at a match of 5.0 shares for each investment share. The last LEAP III award was granted in 2012 and no further awards will be made following the introduction of the EPSP.

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

(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of share owners’ equity. Threshold performance of 10% average annual ROE and maximum performance of 14%, with a sliding scale in between. Threshold again gives rise to a 20% vest, with 100% for maximum.

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

22. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2014 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2014 number m
Renewed LEAP/ LEAP III[1]	3.8	3.2	–	(4.0)	3.0
Executive Performance Share Plan (EPSP)	2.5	2.3	–	–	4.8
Performance Share Awards (PSA)	5.2	1.8	(0.2)	(3.6)	3.2
Leaders, Partners and High Potential Group	8.3	2.6	(0.5)	(3.5)	6.9
Weighted average fair value (pence per share):
Renewed LEAP/ LEAP III[1]	749p	611p	–	611p	788p
Executive Performance Share Plan (EPSP)	1,122p	1,265p	–	–	1,189p
Performance Share Awards (PSA)	911p	1,155p	1,069p	792p	1,170p
Leaders, Partners and High Potential Group	891p	1,183p	887p	615p	1,140p

Note

[1]

The number of shares granted represents the matched shares awarded on vest date for the 2009 Renewed LEAP plan which vested in February 2014. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2014 was £107.2 million (2013: £87.1 million, 2012: £47.5 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2014 £m	2013 £m	2012 £m
Defined contribution plans	129.8	124.4	124.9
Defined benefit plans charge to operating profit	19.1	26.9	23.8
Pension costs (note 5)	148.9	151.3	148.7
Net interest expense on pension plans[1] (note 6)	8.0	11.4	11.3
	156.9	162.7	160.0

Note

[1]	Comparative figures for 2012 have been restated to reflect the requirements of IAS 19.

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2014.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2014 amounted to £68.2 million (2013: £47.8 million, 2012: £56.5 million). Employer contributions and benefit payments in 2015 are expected to be approximately £70 million.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(a) Assumptions

There are a number of areas in pension accounting that involve judgments made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2014 % pa	2013 % pa	2012 % pa	2011 % pa
UK
Discount rate[1]	3.4	4.5	4.2	4.7
Rate of increase in salaries	3.1	3.6	2.9	3.0
Rate of increase in pensions in payment	3.9	4.2	3.9	4.0
Inflation	2.4	2.9	2.4	2.5
North America
Discount rate[1]	3.7	4.5	3.5	4.4
Rate of increase in salaries	3.0	3.0	3.0	3.0
Inflation	2.5	2.5	2.5	2.5
Western Continental Europe
Discount rate[1]	2.1	3.7	3.6	4.8
Rate of increase in salaries	2.2	2.4	2.4	2.7
Rate of increase in pensions in payment	2.0	2.0	2.0	2.0
Inflation	2.0	2.0	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.2	4.4	4.1	4.8
Rate of increase in salaries	6.1	5.9	6.1	5.7
Inflation	3.9	4.5	4.7	4.8

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

At 31 December 2014, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	23.1	23.1	24.2	20.8	19.3
– current pensioners (at age 65) – female	24.9	24.8	25.5	23.7	24.7
– future pensioners (current age 45) – male	25.0	24.7	26.3	23.2	19.3
– future pensioners (current age 45) – female	26.8	26.4	27.8	26.0	24.7

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

The life expectancies after age 65 at 31 December 2013 were 21.9 years and 23.9 years for male and female current pensioners (at age 65) respectively, and 24.1 years and 25.9 years for male and female future pensioners (current age 45), respectively.

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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	12.9	9.4	14.1	18.7	8.9
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	100.6	74.3	16.0	8.6	1.7
Benefits expected to be paid in 2016	54.3	28.6	16.8	7.1	1.8
Benefits expected to be paid in 2017	53.9	27.6	17.0	7.3	2.0
Benefits expected to be paid in 2018	54.7	27.4	17.6	7.8	1.9
Benefits expected to be paid in 2019	58.0	28.0	17.9	9.1	3.0
Benefits expected to be paid in the next five years	302.0	148.0	97.3	44.0	12.7

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

	Increase/(decrease) in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2014 £m	2013 £m
Discount rate
Increase by 25 basis points
UK	(12.8)	(10.8)
North America	(10.8)	(9.9)
Western Continental Europe	(10.3)	(7.1)
Other[1]	(0.6)	(0.5)
Decrease by 25 basis points
UK	13.6	11.5
North America	11.0	10.1
Western Continental Europe	11.2	7.5
Other[1]	0.5	0.4
Rate of increase in salaries
Increase by 25 basis points
UK	0.2	0.2
North America	0.1	–
Western Continental Europe	1.6	1.1
Other[1]	0.5	0.4
Decrease by 25 basis points
UK	(0.2)	(0.1)
North America	(0.1)	(0.1)
Western Continental Europe	(1.5)	(1.1)
Other[1]	(0.6)	(0.5)
Rate of increase in pensions in payment
Increase by 25 basis points
UK	2.9	2.2
Western Continental Europe	7.5	4.9
Decrease by 25 basis points
UK	(2.3)	(2.1)
Western Continental Europe	(6.9)	(4.7)
Life expectancy
Increase in longevity by one additional year
UK	14.4	11.5
North America	5.4	4.5
Western Continental Europe	7.3	3.8
Other[1]	–	–

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2014 £m	%	2013 £m	%	2012 £m	%
Equities	151.1	17.8	147.7	20.3	145.0	20.4
Bonds	496.2	58.4	405.8	55.9	282.3	39.8
Insured annuities	68.0	8.0	68.7	9.5	74.5	10.5
Property	1.4	0.2	1.0	0.1	0.8	0.1
Cash[1]	52.2	6.1	37.0	5.1	150.9	21.3
Other[1]	80.6	9.5	66.0	9.1	56.3	7.9
Total fair value of assets	849.5	100.0	726.2	100.0	709.8	100.0
Present value of liabilities	(1,144.8)		(972.8)		(1,044.1)
Deficit in the plans	(295.3)		(246.6)		(334.3)
Irrecoverable surplus	(0.9)		(0.9)		(1.0)
Unrecognised past service cost[2]	–		–		(0.3)
Net liability[3]	(296.2)		(247.5)		(335.6)
Plans in surplus	17.2		17.7		1.5
Plans in deficit	(313.4)		(265.2)		(337.1)

Notes

[1]	In the 2012 financial statements these were presented in ‘cash and other’.
[2]

In accordance with IAS 19, past service costs are recognised immediately in the income statement when the related plan amendment occurs. 2012 has not been restated as the impact to the financial statements would be immaterial.

[3]	The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2014 £m	2013 £m	2012 £m
UK	11.4	11.3	(9.4)
North America	(150.1)	(136.7)	(193.8)
Western Continental Europe	(126.2)	(96.0)	(100.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(30.4)	(25.2)	(31.1)
Deficit in the plans	(295.3)	(246.6)	(334.3)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2014 Surplus/ (deficit) £m	2014 Present value of liabilities £m	2013 Surplus/ (deficit) £m	2013 Present value of liabilities £m	2012 Deficit £m	2012 Present value of liabilities £m
Funded plans by region
UK	11.4	(385.8)	11.3	(346.4)	(9.4)	(366.6)
North America	(70.6)	(402.5)	(68.8)	(334.2)	(115.6)	(375.0)
Western Continental Europe	(67.8)	(178.4)	(41.6)	(135.4)	(45.5)	(129.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.4)	(15.2)	(5.0)	(14.3)	(5.1)	(14.7)
Deficit/liabilities in the funded plans	(132.4)	(981.9)	(104.1)	(830.3)	(175.6)	(885.4)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(79.5)	(79.5)	(67.9)	(67.9)	(78.2)	(78.2)
Western Continental Europe	(58.4)	(58.4)	(54.4)	(54.4)	(54.5)	(54.5)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(25.0)	(25.0)	(20.2)	(20.2)	(26.0)	(26.0)
Deficit/liabilities in the unfunded plans	(162.9)	(162.9)	(142.5)	(142.5)	(158.7)	(158.7)
Deficit/liabilities in the plans	(295.3)	(1,144.8)	(246.6)	(972.8)	(334.3)	(1,044.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2014 £m	2013 £m	2012 £m
Service cost[1]	17.3	24.8	23.8
Administrative expenses[2]	1.8	2.1	–
Charge to operating profit	19.1	26.9	23.8
Net interest expense on pension plans[3]	8.0	11.4	11.3
Charge to profit before taxation for defined benefit plans	27.1	38.3	35.1
Return on plan assets (excluding interest income)[2,4]	68.9	3.2	40.1
Changes in demographic assumptions underlying the present value of the plan liabilities	(12.3)	13.5	(26.0)
Changes in financial assumptions underlying the present value of the plan liabilities	(141.4)	58.9	(96.5)
Experience (loss)/gain arising on the plan liabilities	(1.8)	0.4	(1.6)
Change in irrecoverable surplus	–	0.2	0.1
Actuarial (loss)/gain recognised in OCI	(86.6)	76.2	(83.9)

Notes

[1]

Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments. In the 2012 financial statements these were presented as separate line items.

[2]

In accordance with IAS 19, administrative expenses are included in operating expenses. Administrative expenses of £2.3 million in 2012 were included as a reduction in expected return on plan assets. 2012 has not been restated as the impact to the financial statements would be immaterial.

[3]

Interest cost on pension plan liabilities and expected return on plan assets reported in 2012 have been replaced with a net interest amount. Presentation of 2012 comparative figures has been revised to reflect these requirements.

[4]	Gain on pension plan assets relative to expected return for 2012.

23. Provision for post-employment benefits (continued)

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2014 £m	2013 £m	2012 £m
Plan liabilities at beginning of year	972.8	1,044.1	934.5
Service cost[1]	17.3	24.8	23.8
Interest cost	40.7	39.7	41.3
Actuarial loss/(gain)
Effect of changes in demographic assumptions	12.3	(13.5)	26.0
Effect of changes in financial assumptions	141.4	(58.9)	96.5
Effect of experience adjustments	1.8	(0.4)	1.6
Benefits paid	(57.7)	(54.5)	(56.9)
Loss/(gain) due to exchange rate movements	14.8	(5.0)	(25.3)
Settlement payments	–	(2.9)	(1.7)
Other[1,2]	1.4	(0.6)	4.3
Plan liabilities at end of year	1,144.8	972.8	1,044.1

Notes

[1]

Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments. In the 2012 financial statements the past service costs related to plan amendments and (gain)/loss on settlements and curtailments were presented in ‘other’.

[2]

Other includes disposals, acquisitions, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2014 £m	2013 £m	2012 £m
Fair value of plan assets at beginning of year	726.2	709.8	653.7
Interest income on plan assets[1]	32.7	28.3	30.0
Return on plan assets (excluding interest income)[2,3]	68.9	3.2	40.1
Employer contributions	68.2	47.8	56.5
Benefits paid	(57.7)	(54.5)	(56.9)
Gain/(loss) due to exchange rate movements	12.6	(4.8)	(13.9)
Settlement payments	–	(2.9)	(1.9)
Administrative expenses[3]	(1.8)	(2.1)	–
Other[4]	0.4	1.4	2.2
Fair value of plan assets at end of year	849.5	726.2	709.8
Actual return on plan assets	101.6	31.5	70.1

Notes

[1]	Expected return for 2012.
[2]	Gain on pension plan assets relative to expected return for 2012.
[3]

In accordance with IAS 19, administrative expenses are included in operating expenses. Administrative expenses of £2.3 million in 2012 were included as a reduction in expected return on plan assets. 2012 has not been restated as the impact to the financial statements would be immaterial.

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

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2014 were made up of $3,584 million, £600 million and €2,252 million. The Group’s average gross debt during the course of 2014 was $3,936 million, £615 million and €1,724 million.

The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

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

Including the effect of interest rate and cross-currency swaps, 67.3% of the year-end US dollar debt is at fixed rates averaging 4.56% for an average period of 234 months; 66.7% of the sterling debt is at a fixed rate of 6.19% for an average period of 58 months; and 99.9% of the euro debt is at fixed rates averaging 3.96% for an average period of 89 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2014 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

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

At 31 December 2014, the Group has access to £6.2 billion of committed facilities with maturity dates spread over the years 2015 to 2043 as illustrated below:

	£m	2015 £m	2016 £m	2017 £m	2018 £m	2019+ £m
US bond $500m (5.625% ’43)	320.9					320.9
US bond $300m (5.125% ’42)	192.5					192.5
Eurobonds €750m (2.25% ’26)	582.6					582.6
US bond $750m (3.75% ’24)	481.4					481.4
Eurobonds €750m (3.0% ’23)	582.6					582.6
US bond $500m (3.625% ’22)	320.9					320.9
US bond $812m (4.75% ’21)	521.4					521.4
£ bonds £200m (6.375% ’20)	200.0					200.0
Bank revolver ($2,500m)	1,604.5					1,604.5
£ bonds £400m (6.0% ’17)	400.0			400.0
Eurobonds €750m (6.625% ’16)	582.6		582.6
Eurobonds €500m (5.25% ’15)	388.4	388.4
Total committed facilities available	6,177.8	388.4	582.6	400.0	–	4,806.8
Drawn down facilities at 31 December 2014	4,573.3	388.4	582.6	400.0	–	3,202.3
Undrawn committed credit facilities	1,604.5

24. Risk management policies (continued)

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 6% of total trade receivables as at 31 December 2014.

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

	2014 £m	2013 £m
US dollar	51.5	61.2
Euro	21.7	44.4

Notes to the consolidated financial statements (continued)

24. Risk management policies (continued)

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2014 would increase profit before tax by approximately £14.2 million (2013: £13.7 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2014, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £72.7 million (2013: £7.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2013: £50.6 million) assets included in trade and other receivables and £72.7 million (2013: £58.0 million) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a charge of £26.4 million (2013: credit of £56.1 million) for net investment hedges and a charge of £60.6 million (2013: £32.1 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £23.0 million (2013: gain of £12.9 million, 2012: loss of £9.4 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £64.1 million loss on hedging instruments and a £87.1 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £197.2 million (2013: £52.5 million). The Group estimates the fair value of these contracts to be a net liability of £0.1 million (2013: net asset of £1.2 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of $812 million have fixed interest receipts of 4.75% until November 2021 and have floating rate payments averaging LIBOR plus 2.34%. Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.65%.

The fair value of interest rate swaps entered into at 31 December 2014 is estimated to be a net asset of approximately £49.0 million (2013: £57.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £51.1 million (2013: £61.2 million) assets included in trade and other receivables and £2.1 million (2013: £3.5 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £5.3 million (2013: loss of £2.4 million, 2012: gain of £0.6 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £8.7 million loss on hedging instruments and a £14.0 million gain on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2014
Other investments	–	–	–	669.2	–	669.2
Cash and short-term deposits	–	–	2,512.7	–	–	2,512.7
Bank overdrafts and loans	–	–	–	–	(653.2)	(653.2)
Bonds and bank loans	–	–	–	–	(4,134.9)	(4,134.9)
Trade and other receivables: amounts falling due within one year	–	–	6,706.6	–	–	6,706.6
Trade and other receivables: amounts falling due after more than one year	–	–	71.3	–	–	71.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,886.5)	(7,886.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(5.4)	(5.4)
Derivative assets	51.1	2.2	–	–	–	53.3
Derivative liabilities	(74.8)	(2.3)	–	–	–	(77.1)
Share purchases –close period commitments	–	(78.8)	–	–	–	(78.8)
Payments due to vendors (earnout agreements) (note 19)	–	(311.4)	–	–	–	(311.4)
Liabilities in respect of put options	–	(184.9)	–	–	–	(184.9)
	(23.7)	(575.2)	9,290.6	669.2	(12,680.0)	(3,319.1)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2013
Other investments	–	–	–	270.6	–	270.6
Cash and short-term deposits	–	–	2,221.6	–	–	2,221.6
Bank overdrafts and loans	–	–	–	–	(941.4)	(941.4)
Bonds and bank loans	–	–	–	–	(3,520.6)	(3,520.6)
Trade and other receivables: amounts falling due within one year	–	–	6,350.5	–	–	6,350.5
Trade and other receivables: amounts falling due after more than one year	–	–	55.2	–	–	55.2
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,197.4)	(7,197.4)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(4.7)	(4.7)
Derivative assets	111.8	1.4	–	–	–	113.2
Derivative liabilities	(61.5)	(0.2)	–	–	–	(61.7)
Payments due to vendors (earnout agreements) (note 19)	–	(193.5)	–	–	–	(193.5)
Liabilities in respect of put options	–	(139.1)	–	–	–	(139.1)
	50.3	(331.4)	8,627.3	270.6	(11,664.1)	(3,047.3)

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

25. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m
2014
Derivatives in designated hedge relationships
Derivative assets	–	51.1	–
Derivative liabilities	–	(74.8)	–
Held for trading
Derivative assets	–	2.2	–
Derivative liabilities	–	(2.3)	–
Share purchases – close period commitments	(78.8)	–	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(311.4)
Liabilities in respect of put options	–	–	(184.9)
Available for sale
Other investments	134.8	–	534.4

	Level 1 £m	Level 2 £m	Level 3 £m
2013
Derivatives in designated hedge relationships
Derivative assets	–	111.8	–
Derivative liabilities	–	(61.5)	–
Held for trading
Derivative assets	–	1.4	–
Derivative liabilities	–	(0.2)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(193.5)
Liabilities in respect of put options	–	–	(139.1)
Available for sale
Other investments	23.0	–	247.6

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m
1 January 2013	(144.3)	176.5
Losses recognised in the income statement	(1.1)	–
Gain recognised in other comprehensive income	–	72.0
Exchange adjustments	8.9	(1.4)
Additions	(12.9)	5.5
Disposals	–	(5.0)
Settlements	10.3	–
31 December 2013	(139.1)	247.6
Losses recognised in the income statement	(8.8)	(7.3)
Gain recognised in other comprehensive income	–	96.5
Exchange adjustments	6.5	4.3
Additions	(46.0)	206.6
Disposals	–	(10.7)
Reclassification to subsidiaries	–	(2.6)
Settlements	2.5	–
31 December 2014	(184.9)	534.4

Note

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 19.

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

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) and liabilities in respect of put options are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2014, the weighted average growth rate in estimating future financial performance was 19.8% (2013: 18.7%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2014 was 2.0% (2013: 2.3%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.6 million (2013: £5.1 million) and £11.7 million (2013: £4.5 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.5 million (2013: £4.5 million) and £6.7 million (2013: £4.6 million) respectively. An increase in the liability would result in a reduction in the revaluation of financial instruments, while a decrease would result in a further gain.

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

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2012	1,750,000,000	175.0
At 31 December 2012	1,750,000,000	175.0
At 31 December 2013	1,750,000,000	175.0
At 31 December 2014	1,750,000,000	175.0

Issued and fully paid
At 1 January 2012	1,266,373,821	126.6
Exercise of share options	10,002,292	1.0
Share cancellations	(6,703,400)	(0.7)
Scrip dividend	2,001,145	0.2
Treasury share cancellations	(6,266,751)	(0.6)
At 31 December 2012	1,265,407,107	126.5
Conversion of bond	17,006	–
At 2 January 2013 – shares in WPP 2012 Limited (formerly WPP plc) of 10p each	1,265,424,113	126.5

On formation of WPP plc
Group reconstruction – shares in WPP 2012 Limited (formerly WPP plc) exchange for shares in WPP plc of 10p each	1,265,424,113	126.5
Conversion of bond	76,496,557	7.7
Exercise of share options	6,812,647	0.7
At 31 December 2013	1,348,733,317	134.9
Exercise of share options	3,914,407	0.4
Treasury share cancellations	(26,900,000)	(2.7)
At 31 December 2014	1,325,747,724	132.6

26. Authorised and issued share capital (continued)

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

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2014 was 17,861,766 (2013: 24,048,113), and £240.2 million (2013: £331.9 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2014 was 7,526,560 (2013: 1,370,700) and £101.2 million (2013: £18.9 million) respectively.

Share options

WPP Executive Share Option Scheme

As at 31 December 2014, unexercised options over ordinary shares of 55,343 and unexercised options over ADRs of 11,855 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
11,423	5.775	2009 - 2015
988	5.818	2008 - 2015
6,402	5.903	2011 - 2018
12,581	6.718	2009 - 2016
12,447	7.378	2014 - 2021
4,761	7.723	2010 - 2017
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
887	50.670	2008 - 2015
8,981	58.460	2009 - 2016
844	59.170	2011 - 2018
156	63.900	2009 - 2020
987	75.940	2010 - 2017

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

26. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2014, unexercised options over ordinary shares of 11,605,382 and unexercised options over ADRs of 1,329,795 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
6,500	4.819	2011 - 2018
3,375	5.483	2012 - 2016
154,800	5.483	2012 - 2019
875	5.483	2012 - 2020
65,000	5.483	2013 - 2019
9,250	5.608	2012 - 2019
125	5.775	2008 - 2015
5,100	5.913	2011 - 2018
4,500	5.917	2011 - 2018
92,600	6.028	2011 - 2018
5,900	6.195	2008 - 2015
32,750	6.268	2014 - 2018
726,748	6.268	2014 - 2021
253,552	6.268	2015 - 2021
250	6.668	2009 - 2017
2,750	6.740	2009 - 2016
46,525	6.938	2009 - 2016
4,200	7.005	2010 - 2017
3,375	7.113	2013 - 2017
366,775	7.113	2013 - 2020
190,867	7.113	2014 - 2020
8,250	7.478	2011 - 2017
12,850	7.543	2014 - 2020
75,675	7.718	2010 - 2017
2,553,257	8.458	2015 - 2022
127,500	13.145	2017 - 2021
3,661,025	13.145	2017 - 2024
45,625	13.145	2018 - 2024
3,042,133	13.505	2016 - 2023
103,250	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
44,210	44.560	2012 - 2019
130,120	49.230	2014 - 2021
69,995	56.560	2013 - 2020
30,785	59.500	2011 - 2018
3,565	59.520	2008 - 2015
15,285	60.690	2009 - 2016
262,690	67.490	2015 - 2022
26,095	75.760	2010 - 2017
419,565	102.670	2017 - 2024
327,485	110.760	2016 - 2023

24/7 Real Media, Inc. 2002 Stock Incentive Plan

As at 31 December 2014, unexercised options over ADRs of 12,540 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
79	23.180	2007 - 2015
787	27.500	2007 - 2015
9,258	40.650	2007 - 2015
115	49.600	2007 - 2016
78	52.590	2008 - 2017
157	53.480	2008 - 2017
157	54.240	2007 - 2016
314	55.260	2007 - 2016
74	55.640	2007 - 2016
157	56.270	2007 - 2016
574	56.720	2007 - 2016
157	58.940	2007 - 2017
393	60.020	2007 - 2016
108	61.920	2007 - 2016
54	64.650	2007 - 2016
78	65.540	2007 - 2016

Taylor Nelson Sofres Plc 1999 Worldwide Employee Sharesave Plan

As at 31 December 2014, unexercised options over ordinary shares of 56,854 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
56,854	1.730	2013 - 2015

The aggregate status of the WPP Share Option Plans during 2014 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2014	Granted	Exercised	Lapsed	Outstanding 31 December 2014	Exercisable 31 December 2014
WPP	807,366	–	(663,144)	(29,604)	114,618	107,877
WWOP	18,205,704	6,029,750	(3,179,415)	(2,801,682)	18,254,357	2,040,090
24/7	115,390	–	(49,500)	(3,190)	62,700	62,700
TNS	81,138	–	(22,348)	(1,936)	56,854	56,854
	19,209,598	6,029,750	(3,914,407)	(2,836,412)	18,488,529	2,267,521

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Weighted-average exercise price for options over

	1 January 2014	Granted	Exercised	Lapsed	Outstanding 31 December 2014	Exercisable 31 December 2014
Ordinary shares (£)
WPP	5.801	—	5.593	5.535	6.969	6.638
WWOP	9.378	13.145	6.447	10.208	11.020	6.503
TNS	1.796	—	1.968	1.730	1.730	1.730
ADRs ($)
WPP	52.250	—	51.156	50.816	59.455	59.455
WWOP	74.990	102.670	54.670	83.777	85.999	44.560
24/7	40.480	—	38.389	26.071	42.865	42.865

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
1.730 – 13.505	10.956	102

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
23.18 – 110.76	85.367	98

As at 31 December 2014 there was £10.5 million (2013: £9.9 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2013: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2014	2013	2012
Fair value of UK options (shares)	155.0p	160.0p	135.3p
Fair value of US options (ADRs)	$12.23	$12.92	$10.90
Weighted average assumptions:
UK Risk-free interest rate	1.12%	1.20%	0.56%
US Risk-free interest rate	1.28%	0.95%	0.51%
Expected life (months)	48	48	48
Expected volatility	20%	20%	27%
Dividend yield	2.8%	2.8%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2014 was £12.65 (2013: £11.63, 2012: £8.17) and the weighted average ADR price for the same period was $104.21 (2013: $91.22, 2012: $64.90).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans

The Worldwide Share Ownership Program is open for participation to employees with at least two years’ employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group. The Group is tabling a new plan for Share owner approval at the AGM which will be used to grant awards under this program in the future.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

26. Authorised and issued share capital (continued)

The Group grants stock options with a life of 10 years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2012	0.7	(87.6)	25.3	1,000.5	938.9
Exchange adjustments on foreign currency net investments	–	–	–	(298.4)	(298.4)
Loss on revaluation of available for sale investments	–	–	(3.5)	–	(3.5)
Recognition and remeasurement of financial instruments	–	2.7	–	–	2.7
Share cancellations	0.7	–	–	–	0.7
Treasury share cancellations	0.6	–	–	–	0.6
Share purchases – close period commitments	–	(18.3)	–	–	(18.3)
31 December 2012	2.0	(103.2)	21.8	702.1	622.7
Reclassification due to Group reconstruction	(2.0)	–	–	–	(2.0)
Reclassification of convertible bond	–	(44.5)	–	–	(44.5)
Deferred tax on convertible bond	–	9.7	–	–	9.7
Exchange adjustments on foreign currency net investments	–	–	–	(356.5)	(356.5)
Gain on revaluation of available for sale investments	–	–	72.0	–	72.0
Recognition and remeasurement of financial instruments	–	(2.4)	–	–	(2.4)
Share purchases – close period commitments	–	18.3	–	–	18.3
31 December 2013	–	(122.1)	93.8	345.6	317.3
Exchange adjustments on foreign currency net investments	–	–	–	(224.3)	(224.3)
Gain on revaluation of available for sale investments	–	–	64.6	–	64.6
Recognition and remeasurement of financial instruments	–	(44.1)	–	–	(44.1)
Treasury share cancellations	2.7	–	–	–	2.7
Share purchases – close period commitments	–	(80.0)	–	–	(80.0)
31 December 2014	2.7	(246.2)	158.4	121.3	36.2

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at

Notes to the consolidated financial statements (continued)

28. Acquisitions (continued)

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

Acquisitions in 2014

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.7	136.3	139.0
Property, plant and equipment	20.6	–	20.6
Cash	74.4	–	74.4
Trade receivables due within one year	197.3	(4.0)	193.3
Other current assets	189.4	–	189.4
Total assets	484.4	132.3	616.7
Current liabilities	(352.6)	(3.0)	(355.6)
Trade and other payables due after one year	(16.9)	(31.8)	(48.7)
Deferred tax liabilities	–	(35.5)	(35.5)
Provisions	(5.1)	(4.2)	(9.3)
Total liabilities	(374.6)	(74.5)	(449.1)
Net assets	109.8	57.8	167.6
Non-controlling interests			(37.5)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(102.2)
Goodwill			485.2
Consideration			513.1
Consideration satisfied by:
Cash			378.6
Payments due to vendors			134.5

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £46.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2014 and the date the financial statements have been authorised for issue.

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

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of incorporation
Grey Global Group LLC	US
J. Walter Thompson Company LLC	US
GroupM Worldwide LLC	US
The Ogilvy Group LLC	US
Young & Rubicam, Inc	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation to non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT:

	2014 £m	2013 £m	2012 £m
Profit before interest and taxation	1,569.2	1,478.4	1,310.5
Amortisation and impairment of acquired intangible assets	147.5	179.8	171.9
Goodwill impairment	16.9	23.3	32.0
Gains on disposal of investments and subsidiaries	(186.3)	(6.0)	(26.8)
Gains on remeasurement of equity on acquisition of controlling interest	(9.2)	(30.0)	(5.3)
Investment write-downs	7.3	0.4	19.6
Cost of changes to corporate structure	–	–	4.1
Gain on sale of freehold property in New York	–	–	(71.4)
Restructuring costs	127.6	5.0	93.4
Share of exceptional losses of associates	7.6	10.7	3.0
Headline PBIT	1,680.6	1,661.6	1,531.0
Net sales margin[1]	16.7%	16.5%	16.1%

[1]	Headline PBIT as a percentage of net sales

32. Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors

In September 2012, WPP Finance 2010 issued $500 million of 3.625% bonds due September 2022 and $300 million of 5.125% bonds due September 2042, with WPP plc as parent guarantor and WPP Air 1 (formerly WPP Air 1 Limited), WPP 2008 Limited, and WPP 2005 Limited as subsidiary guarantors.

In November and December 2011, WPP Finance 2010 issued $812 million of 4.75% bonds due November 2021, with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, and WPP 2005 Limited as subsidiary guarantors. $312 million of these bonds were issued in exchange for $281 million of the 5.875% bonds due June 2014 which were issued by WPP Finance (UK). Consequently, the amount in issue of the 5.875% bonds due June 2014 has reduced to $369 million from the previous $650 million. In June 2009, WPP Finance (UK) issued $600 million of 8% bonds due September 2014.

In June and September 2014, the $369 million of 5.875% bonds and $600 million of 8% bonds issued by WPP Finance (UK) matured.

On 2 January 2013, under the scheme of arrangement, WPP plc completed a reorganization of its corporate structure (“the reorganization”) and WPP 2012 plc (now known as WPP plc) became the new parent company of the Group. The former WPP plc was renamed WPP 2012 Limited and became a wholly owned subsidiary of WPP plc. The reorganization is a transaction between entities under common control and has been accounted for on a carryover basis in the condensed consolidating financial information. Following the reorganization, the bonds are guaranteed by WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited (a company formed as part of the reorganization) as subsidiary guarantors.

The issuer and guarantors of the bonds (issuers and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented beginning on page F-41. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC. The condensed consolidating financial information has been presented using the guarantor structure as of 31 December 2014. This presentation does not have a significant impact on the columns presented in the condensed consolidating financial information for the year ended 31 December 2012, except that the former WPP plc in now called WPP 2012 Limited and is a subsidiary guarantor rather than a parent guarantor.

Notes to the consolidated financial statements (continued)

32. Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of its full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited in obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	11,528.9	—	11,528.9
Direct costs	—	—	—	(1,464.1)	—	(1,464.1)
Net sales	—	—	—	10,064.8	—	10,064.8
Operating costs	9.9	(161.9)	(0.1)	(8,405.4)	—	(8,557.5)
Operating profit/(loss)	9.9	(161.9)	(0.1)	1,659.4	—	1,507.3
Share of results of subsidiaries	1,140.1	1,367.6	—	—	(2,507.7)	—
Share of results of associates	—	—	—	61.9	—	61.9
Profit/(loss) before interest and taxation	1,150.0	1,205.7	(0.1)	1,721.3	(2,507.7)	1,569.2
Finance income	2.4	27.5	52.7	146.6	(134.5)	94.7
Finance costs	(94.2)	(139.0)	(67.5)	(96.5)	134.5	(262.7)
Revaluation of financial instruments	19.0	41.4	—	(9.7)	—	50.7
Profit/(loss) before taxation	1,077.2	1,135.6	(14.9)	1,761.7	(2,507.7)	1,451.9
Taxation	—	4.5	4.1	(309.0)	—	(300.4)
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Attributable to:
Equity holders of the parent	1,077.2	1,140.1	(10.8)	1,378.4	(2,507.7)	1,077.2
Non-controlling interests	—	—	—	74.3	—	74.3
	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	11,019.4	—	11,019.4
Direct costs	—	—	—	(943.3)	—	(943.3)
Net sales	—	—	—	10,076.1	—	10,076.1
Operating costs	(27.5)	(26.2)	—	(8,612.1)	—	(8,665.8)
Operating profit/(loss)	(27.5)	(26.2)	—	1,464.0	—	1,410.3
Share of results of subsidiaries	1,058.2	1,203.3	—	—	(2,261.5)	—
Share of results of associates	—	—	—	68.1	—	68.1
Profit before interest and taxation	1,030.7	1,177.1	—	1,532.1	(2,261.5)	1,478.4
Finance income	13.0	32.4	47.5	139.7	(168.3)	64.3
Finance costs	(117.2)	(155.8)	(49.9)	(113.3)	168.3	(267.9)
Revaluation of financial instruments	10.0	3.2	—	7.8	—	21.0
Profit/(loss) before taxation	936.5	1,056.9	(2.4)	1,566.3	(2,261.5)	1,295.8
Taxation	—	1.3	—	(285.0)	—	(283.7)
Profit/(loss) for the year	936.5	1,058.2	(2.4)	1,281.3	(2,261.5)	1,012.1
Attributable to:
Equity holders of the parent	936.5	1,058.2	(2.4)	1,205.7	(2,261.5)	936.5
Non-controlling interests	—	—	—	75.6	—	75.6
	936.5	1,058.2	(2.4)	1,281.3	(2,261.5)	1,012.1

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2012, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	10,373.1	—	10,373.1
Direct costs	—	—	—	(858.3)	—	(858.3)
Net sales	—	—	—	9,514.8	—	9,514.8
Operating costs	(5.7)	(79.5)	—	(8,188.5)	—	(8,273.7)
Operating profit/(loss)	(5.7)	(79.5)	—	1,326.3	—	1,241.1
Share of results of subsidiaries	877.7	1,135.5	—	—	(2,013.2)	—
Share of results of associates	—	—	—	69.4	—	69.4
Profit before interest and taxation	872.0	1,056.0	—	1,395.7	(2,013.2)	1,310.5
Finance income	—	63.6	30.2	143.3	(181.2)	55.9
Finance costs	(49.3)	(244.0)	(31.9)	(125.8)	181.2	(269.8)
Revaluation of financial instruments	—	(0.5)	—	(4.2)	—	(4.7)
Profit/(loss) before taxation	822.7	875.1	(1.7)	1,409.0	(2,013.2)	1,091.9
Taxation	—	2.6	—	(199.8)	—	(197.2)
Profit/(loss) for the year	822.7	877.7	(1.7)	1,209.2	(2,013.2)	894.7
Attributable to:
Equity holders of the parent	822.7	877.7	(1.7)	1,137.2	(2,013.2)	822.7
Non-controlling interests	—	—	—	72.0	—	72.0
	822.7	877.7	(1.7)	1,209.2	(2,013.2)	894.7

Note

[1]	Includes: WPP Air 1, WPP 2008 Limited and WPP 2005 Limited.

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(224.3)	(220.0)	(1.0)	(188.3)	412.4	(221.2)
Gain on revaluation of available for sale investments	64.6	64.6	—	64.6	(129.2)	64.6
	(159.7)	(155.4)	(1.0)	(123.7)	283.2	(156.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(86.6)	(86.6)	—	(86.6)	173.2	(86.6)
Deferred tax on defined benefit pension plans	62.1	62.1	—	62.1	(124.2)	62.1
	(24.5)	(24.5)	—	(24.5)	49.0	(24.5)
Other comprehensive loss for the year	(184.2)	(179.9)	(1.0)	(148.2)	332.2	(181.1)
Total comprehensive income/(loss) for the year	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4
Attributable to:
Equity holders of the parent	893.0	960.2	(11.8)	1,227.1	(2,175.5)	893.0
Non-controlling interests	—	—	—	77.4	—	77.4
	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	936.5	1,058.2	(2.4)	1,281.3	(2,261.5)	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(356.5)	(360.9)	0.2	(372.8)	717.4	(372.6)
Gain on revaluation of available for sale investments	72.0	72.0	—	72.0	(144.0)	72.0
	(284.5)	(288.9)	0.2	(300.8)	573.4	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	76.2	76.2	—	76.2	(152.4)	76.2
Deferred tax on defined benefit pension plans	(1.2)	(1.2)	—	(1.2)	2.4	(1.2)
	75.0	75.0	—	75.0	(150.0)	75.0
Other comprehensive (loss)/income for the year	(209.5)	(213.9)	0.2	(225.8)	423.4	(225.6)
Total comprehensive income/(loss) for the year	727.0	844.3	(2.2)	1,055.5	(1,838.1)	786.5
Attributable to:
Equity holders of the parent	727.0	844.3	(2.2)	996.0	(1,838.1)	727.0
Non-controlling interests	—	—	—	59.5	—	59.5
	727.0	844.3	(2.2)	1,055.5	(1,838.1)	786.5

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income (continued)

For the year ended 31 December 2012, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	822.7	877.7	(1.7)	1,209.2	(2,013.2)	894.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(298.4)	(298.4)	0.1	(324.2)	615.7	(305.2)
Loss on revaluation of available for sale investments	(3.5)	(3.5)	—	(3.5)	7.0	(3.5)
	(301.9)	(301.9)	0.1	(327.7)	622.7	(308.7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(83.9)	(83.9)	—	(83.9)	167.8	(83.9)
Deferred tax on defined benefit pension plans	7.3	7.3	—	7.3	(14.6)	7.3
	(76.6)	(76.6)	—	(76.6)	153.2	(76.6)
Other comprehensive (loss)/income for the year	(378.5)	(378.5)	0.1	(404.3)	775.9	(385.3)
Total comprehensive income/(loss) for the year	444.2	499.2	(1.6)	804.9	(1,237.3)	509.4
Attributable to:
Equity holders of the parent	444.2	499.2	(1.6)	739.7	(1,237.3)	444.2
Non-controlling interests	—	—	—	65.2	—	65.2
	444.2	499.2	(1.6)	804.9	(1,237.3)	509.4

Note

[1]	Includes: WPP Air 1, WPP 2008 Limited and WPP 2005 Limited.

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	1,370.0	(229.8)	(832.3)	1,395.8	—	1,703.7
Investing activities
Acquisitions and disposals	—	(0.3)	—	(488.8)	—	(489.1)
Purchases of property, plant and equipment	—	(4.0)	—	(173.9)	—	(177.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.5)	—	(36.5)
Proceeds on disposal of property, plant and equipment	—	—	—	5.9	—	5.9
Net cash outflow from investing activities	—	(4.3)	—	(693.3)	—	(697.6)
Financing activities
Share option proceeds	25.0	—	—	—	—	25.0
Cash consideration for non-controlling interests	—	—	—	(5.6)	—	(5.6)
Share repurchases and buy-backs	(412.5)	—	—	(98.3)	—	(510.8)
Net increase/(decrease) in borrowings	—	(18.3)	460.1	23.4	—	465.2
Financing and share issue costs	—	(3.5)	(12.6)	(11.4)	—	(27.5)
Equity dividends paid	(460.0)	—	—	—	—	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(57.7)	—	(57.7)
Net cash (outflow)/inflow from financing activities	(847.5)	(21.8)	447.5	(149.6)	—	(571.4)
Net increase/(decrease) in cash and cash equivalents	522.5	(255.9)	(384.8)	552.9	—	434.7
Translation differences	13.7	49.6	39.3	(172.9)	—	(70.3)
Cash and cash equivalents at beginning of year	(1,518.8)	(1,587.7)	286.9	4,702.8	—	1,883.2
Cash and cash equivalents at end of year	(982.6)	(1,794.0)	(58.6)	5,082.8	—	2,247.6

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(896.3)	544.5	1.0	1,725.0	—	1,374.2
Investing activities
Acquisitions and disposals	—	—	—	(201.4)	—	(201.4)
Purchases of property, plant and equipment	—	(4.1)	—	(236.6)	—	(240.7)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(43.8)	—	(43.8)
Proceeds on disposal of property, plant and equipment	—	—	—	7.3	—	7.3
Net cash outflow from investing activities	—	(4.1)	—	(474.5)	—	(478.6)
Financing activities
Share option proceeds	17.3	25.1	—	—	—	42.4
Cash consideration for non-controlling interests	—	—	—	(19.6)	—	(19.6)
Share repurchases and buy-backs	—	(17.6)	—	(179.4)	—	(197.0)
Net increase/(decrease) in borrowings	(502.2)	—	314.2	624.8	—	436.8
Financing and share issue costs	—	(1.2)	(10.8)	(7.1)	—	(19.1)
Equity dividends paid	(139.3)	(258.0)	—	—	—	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(53.2)	—	(53.2)
Net cash (outflow)/inflow from financing activities	(624.2)	(251.7)	303.4	365.5	—	(207.0)
Net increase/(decrease) in cash and cash equivalents	(1,520.5)	288.7	304.4	1,616.0	—	688.6
Translation differences	1.7	(13.5)	(12.5)	(140.4)	—	(164.7)
Cash and cash equivalents at beginning of year	—	(1,862.9)	(5.0)	3,227.2	—	1,359.3
Cash and cash equivalents at end of year	(1,518.8)	(1,587.7)	286.9	4,702.8	—	1,883.2

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2012, £m

	WPP plc	Subsidiary Guarantors[1]	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(43.9)	1,579.4	(489.7)	(137.5)	—	908.3
Investing activities
Acquisitions and disposals	—	—	—	(566.5)	—	(566.5)
Purchases of property, plant and equipment	—	(5.5)	—	(284.8)	—	(290.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(39.8)	—	(39.8)
Proceeds on disposal of property, plant and equipment	—	—	—	123.5	—	123.5
Net cash outflow from investing activities	—	(5.5)	—	(767.6)	—	(773.1)
Financing activities
Share option proceeds	56.0	—	—	—	—	56.0
Cash consideration for non-controlling interests	—	—	—	(20.1)	—	(20.1)
Share repurchases and buy-backs	(55.7)	—	—	(78.8)	—	(134.5)
Net increase/(decrease) in borrowings	—	—	499.4	(118.9)	—	380.5
Financing and share issue costs	(0.2)	—	(7.9)	(0.1)	—	(8.2)
Capital contribution (paid)/received	(287.7)	—	—	287.7	—	—
Equity dividends paid	(18.9)	—	—	(287.7)	—	(306.6)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(51.9)	—	(51.9)
Net cash (outflow)/inflow from financing activities	(306.5)	—	491.5	(269.8)	—	(84.8)
Net increase/(decrease) in cash and cash equivalents	(350.4)	1,573.9	1.8	(1,174.9)	—	50.4
Translation differences	0.1	(18.6)	(6.8)	(94.0)	—	(119.3)
Cash and cash equivalents at beginning of year	(144.4)	(2,923.5)	—	4,496.1	—	1,428.2
Cash and cash equivalents at end of year	(494.7)	(1,368.2)	(5.0)	3,227.2	—	1,359.3

Note

[1]	Includes: WPP Air 1, WPP 2008 Limited and WPP 2005 Limited.

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 31 December 2014, £m

	WPP plc	Subsidiary guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,979.4	—	9,979.4
Other	—	—	—	1,668.9	—	1,668.9
Property, plant and equipment	—	13.6	—	758.9	—	772.5
Investment in subsidiaries	9,599.4	15,228.5	—	—	(24,827.9)	—
Interests in associates and joint ventures	—	—	—	759.9	—	759.9
Other investments	—	—	—	669.2	—	669.2
Deferred tax assets	—	—	—	239.7	—	239.7
Trade and other receivables	27.7	—	—	120.9	—	148.6
Intercompany receivables	—	132.8	1,804.0	1,751.8	(3,688.6)	—
	9,627.1	15,374.9	1,804.0	15,948.7	(28,516.5)	14,238.2
Current assets
Inventory and work in progress	—	—	—	327.3	—	327.3
Corporate income tax recoverable	—	—	—	145.6	—	145.6
Trade and other receivables	0.5	236.1	0.1	9,293.3	—	9,530.0
Intercompany receivables	1,612.1	352.7	57.2	1,129.5	(3,151.5)	—
Cash and short-term deposits	429.3	1,665.9	—	5,347.9	(4,930.4)	2,512.7
	2,041.9	2,254.7	57.3	16,243.6	(8,081.9)	12,515.6
Current liabilities
Trade and other payables	(125.0)	(59.5)	(17.0)	(11,582.5)	—	(11,784.0)
Intercompany payables	(888.0)	(1,897.4)	(0.1)	(366.0)	3,151.5	—
Corporate income tax payable	—	—	—	(158.6)	—	(158.6)
Bank overdrafts and loans	(1,411.9)	(3,459.9)	(58.6)	(653.2)	4,930.4	(653.2)
	(2,424.9)	(5,416.8)	(75.7)	(12,760.3)	8,081.9	(12,595.8)
Net current (liabilities)/assets	(383.0)	(3,162.1)	(18.4)	3,483.3	—	(80.2)
Total assets less current liabilities	9,244.1	12,212.8	1,785.6	19,432.0	(28,516.5)	14,158.0
Non-current liabilities
Bonds and bank loans	(1,002.1)	—	(1,803.2)	(1,329.6)	—	(4,134.9)
Trade and other payables	—	—	—	(624.9)	—	(624.9)
Intercompany payables	(741.9)	(2,613.4)	—	(333.3)	3,688.6	—
Corporate income tax payable	—	—	—	(441.2)	—	(441.2)
Deferred tax liabilities	—	—	—	(667.6)	—	(667.6)
Provision for post-employment benefits	—	—	—	(296.2)	—	(296.2)
Provisions for liabilities and charges	—	—	—	(166.4)	—	(166.4)
	(1,744.0)	(2,613.4)	(1,803.2)	(3,859.2)	3,688.6	(6,331.2)
Net assets/(liabilities)	7,500.1	9,599.4	(17.6)	15,572.8	(24,827.9)	7,826.8
Attributable to:
Equity share owners’ funds	7,500.1	9,599.4	(17.6)	15,246.1	(24,827.9)	7,500.1
Non-controlling interests	—	—	—	326.7	—	326.7
Total equity	7,500.1	9,599.4	(17.6)	15,572.8	(24,827.9)	7,826.8

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2013, £m

	WPP plc	Subsidiary guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,472.8	—	9,472.8
Other	—	—	—	1,667.8	—	1,667.8
Property, plant and equipment	—	13.0	—	760.3	—	773.3
Investment in subsidiaries	8,687.6	14,058.6	—	—	(22,746.2)	—
Interests in associates and joint ventures	—	—	—	792.8	—	792.8
Other investments	—	—	—	270.6	—	270.6
Deferred tax assets	—	—	—	119.4	—	119.4
Trade and other receivables	32.7	—	—	125.8	—	158.5
Intercompany receivables	—	20.8	963.5	1,319.8	(2,304.1)	—
	8,720.3	14,092.4	963.5	14,529.3	(25,050.3)	13,255.2
Current assets
Inventory and work in progress	—	—	—	304.5	—	304.5
Corporate income tax recoverable	—	—	—	136.0	—	136.0
Trade and other receivables	8.7	190.7	0.1	8,888.6	—	9,088.1
Intercompany receivables	1,610.6	581.7	8.5	925.6	(3,126.4)	—
Cash and short-term deposits	—	1,700.9	286.9	5,037.9	(4,804.1)	2,221.6
	1,619.3	2,473.3	295.5	15,292.6	(7,930.5)	11,750.2
Current liabilities
Trade and other payables	(66.4)	(70.5)	(11.3)	(10,562.5)	—	(10,710.7)
Intercompany payables	(119.6)	(2,424.2)	(0.2)	(582.4)	3,126.4	—
Corporate income tax payable	—	—	—	(120.1)	—	(120.1)
Bank overdrafts and loans	(1,518.8)	(3,288.6)	—	(938.1)	4,804.1	(941.4)
	(1,704.8)	(5,783.3)	(11.5)	(12,203.1)	7,930.5	(11,772.2)
Net current (liabilities)/assets	(85.5)	(3,310.0)	284.0	3,089.5	—	(22.0)
Total assets less current liabilities	8,634.8	10,782.4	1,247.5	17,618.8	(25,050.3)	13,233.2
Non-current liabilities
Bonds and bank loans	(1,048.0)	—	(1,253.2)	(1,219.4)	—	(3,520.6)
Trade and other payables	—	—	—	(457.6)	—	(457.6)
Intercompany payables	—	(2,094.8)	—	(209.3)	2,304.1	—
Corporate income tax payable	—	—	—	(362.6)	—	(362.6)
Deferred tax liabilities	—	—	—	(650.7)	—	(650.7)
Provision for post-employment benefits	—	—	—	(247.5)	—	(247.5)
Provisions for liabilities and charges	—	—	—	(147.7)	—	(147.7)
	(1,048.0)	(2,094.8)	(1,253.2)	(3,294.8)	2,304.1	(5,386.7)
Net assets/(liabilities)	7,586.8	8,687.6	(5.7)	14,324.0	(22,746.2)	7,846.5
Attributable to:
Equity share owners’ funds	7,586.8	8,687.6	(5.7)	14,064.3	(22,746.2)	7,586.8
Non-controlling interests	—	—	—	259.7	—	259.7
Total equity	7,586.8	8,687.6	(5.7)	14,324.0	(22,746.2)	7,846.5

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors

As described in note 32, on 2 January 2013, under the scheme of arrangement, WPP plc completed a reorganization of its corporate structure (“the reorganization”) and WPP 2012 plc (now known as WPP plc) became the new parent company of the Group. The former WPP plc was renamed WPP 2012 Limited and became a wholly owned subsidiary of WPP plc.

As part of the reorganization, WPP plc and WPP Jubilee Limited assumed substantially all the assets and liabilities of WPP Air 1, WPP 2008 Limited and WPP 2012 Limited. Accordingly, the subsidiary guarantor structure for future bonds has been modified with WPP Jubilee Limited and WPP 2005 Limited to act initially as the sole subsidiary guarantors of such future bonds. The intent of the modification is to streamline the guarantor structure as WPP plc and WPP Jubilee Limited have assumed substantially all the assets and liabilities of the predecessor subsidiary guarantors.

In September 2014, WPP Finance 2010 issued $750 million of 3.750% bonds due September 2024 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

In November 2013, WPP Finance 2010 issued $500 million of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

Since the reorganization took place in the year ended 31 December 2013 and there were transactions between group entities, there are differences in the condensed consolidating financial information for the new guarantor structure and the old guarantor structure. Accordingly, separate condensed consolidating financial information for the year ended 31 December 2014 and 2013 for the new guarantor structure is presented beginning on page F-50. The comparative financial information for the year ended 31 December 2012 is as presented in note 32.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. Condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented in accordance with SEC Regulation S-X Rule 3-10 and is prepared in accordance with IFRS as issued by the IASB, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

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

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	11,528.9	—	11,528.9
Direct costs	—	—	—	(1,464.1)	—	(1,464.1)
Net sales	—	—	—	10,064.8	—	10,064.8
Operating costs	9.9	(161.9)	(0.1)	(8,405.4)	—	(8,557.5)
Operating profit/(loss)	9.9	(161.9)	(0.1)	1,659.4	—	1,507.3
Share of results of subsidiaries	1,140.1	1,367.6	—	—	(2,507.7)	—
Share of results of associates	—	—	—	61.9	—	61.9
Profit/(loss) before interest and taxation	1,150.0	1,205.7	(0.1)	1,721.3	(2,507.7)	1,569.2
Finance income	2.4	27.5	52.7	146.6	(134.5)	94.7
Finance costs	(94.2)	(139.0)	(67.5)	(96.5)	134.5	(262.7)
Revaluation of financial instruments	19.0	41.4	—	(9.7)	—	50.7
Profit/(loss) before taxation	1,077.2	1,135.6	(14.9)	1,761.7	(2,507.7)	1,451.9
Taxation	—	4.5	4.1	(309.0)	—	(300.4)
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Attributable to:
Equity holders of the parent	1,077.2	1,140.1	(10.8)	1,378.4	(2,507.7)	1,077.2
Non-controlling interests	—	—	—	74.3	—	74.3
	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Revenue	—	—	—	11,019.4	—	11,019.4
Direct costs	—	—	—	(943.3)	—	(943.3)
Net sales	—	—	—	10,076.1	—	10,076.1
Operating costs	(27.5)	(26.2)	—	(8,612.1)	—	(8,665.8)
Operating profit/(loss)	(27.5)	(26.2)	—	1,464.0	—	1,410.3
Share of results of subsidiaries	1,058.2	1,203.3	—	—	(2,261.5)	—
Share of results of associates	—	—	—	68.1	—	68.1
Profit before interest and taxation	1,030.7	1,177.1	—	1,532.1	(2,261.5)	1,478.4
Finance income	13.0	32.4	47.5	139.7	(168.3)	64.3
Finance costs	(117.2)	(155.8)	(49.9)	(113.3)	168.3	(267.9)
Revaluation of financial instruments	10.0	3.2	—	7.8	—	21.0
Profit/(loss) before taxation	936.5	1,056.9	(2.4)	1,566.3	(2,261.5)	1,295.8
Taxation	—	1.3	—	(285.0)	—	(283.7)
Profit/(loss) for the year	936.5	1,058.2	(2.4)	1,281.3	(2,261.5)	1,012.1
Attributable to:
Equity holders of the parent	936.5	1,058.2	(2.4)	1,205.7	(2,261.5)	936.5
Non-controlling interests	—	—	—	75.6	—	75.6
	936.5	1,058.2	(2.4)	1,281.3	(2,261.5)	1,012.1

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(224.3)	(220.0)	(1.0)	(188.3)	412.4	(221.2)
Gain on revaluation of available for sale investments	64.6	64.6	—	64.6	(129.2)	64.6
	(159.7)	(155.4)	(1.0)	(123.7)	283.2	(156.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(86.6)	(86.6)	—	(86.6)	173.2	(86.6)
Deferred tax on defined benefit pension plans	62.1	62.1	—	62.1	(124.2)	62.1
	(24.5)	(24.5)	—	(24.5)	49.0	(24.5)
Other comprehensive loss for the year	(184.2)	(179.9)	(1.0)	(148.2)	332.2	(181.1)
Total comprehensive income/(loss) for the year	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4
Attributable to:
Equity holders of the parent	893.0	960.2	(11.8)	1,227.1	(2,175.5)	893.0
Non-controlling interests	—	—	—	77.4	—	77.4
	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Profit/(loss) for the year	936.5	1,058.2	(2.4)	1,281.3	(2,261.5)	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(356.5)	(360.9)	0.2	(372.8)	717.4	(372.6)
Gain on revaluation of available for sale investments	72.0	72.0	—	72.0	(144.0)	72.0
	(284.5)	(288.9)	0.2	(300.8)	573.4	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	76.2	76.2	—	76.2	(152.4)	76.2
Deferred tax on defined benefit pension plans	(1.2)	(1.2)	—	(1.2)	2.4	(1.2)
	75.0	75.0	—	75.0	(150.0)	75.0
Other comprehensive (loss)/income for the year	(209.5)	(213.9)	0.2	(225.8)	423.4	(225.6)
Total comprehensive income/(loss) for the year	727.0	844.3	(2.2)	1,055.5	(1,838.1)	786.5
Attributable to:
Equity holders of the parent	727.0	844.3	(2.2)	996.0	(1,838.1)	727.0
Non-controlling interests	—	—	—	59.5	—	59.5
	727.0	844.3	(2.2)	1,055.5	(1,838.1)	786.5

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	1,370.0	(229.8)	(832.3)	1,395.8	—	1,703.7
Investing activities
Acquisitions and disposals	—	(0.3)	—	(488.8)	—	(489.1)
Purchases of property, plant and equipment	—	(4.0)	—	(173.9)	—	(177.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.5)	—	(36.5)
Proceeds on disposal of property, plant and equipment	—	—	—	5.9	—	5.9
Net cash outflow from investing activities	—	(4.3)	—	(693.3)	—	(697.6)
Financing activities
Share option proceeds	25.0	—	—	—	—	25.0
Cash consideration for non-controlling interests	—	—	—	(5.6)	—	(5.6)
Share repurchases and buy-backs	(412.5)	—	—	(98.3)	—	(510.8)
Net increase/(decrease) in borrowings	—	(18.3)	460.1	23.4	—	465.2
Financing and share issue costs	—	(3.5)	(12.6)	(11.4)	—	(27.5)
Equity dividends paid	(460.0)	—	—	—	—	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(57.7)	—	(57.7)
Net cash (outflow)/inflow from financing activities	(847.5)	(21.8)	447.5	(149.6)	—	(571.4)
Net increase/(decrease) in cash and cash equivalents	522.5	(255.9)	(384.8)	552.9	—	434.7
Translation differences	13.7	49.6	39.3	(172.9)	—	(70.3)
Cash and cash equivalents at beginning of year	(1,518.8)	(1,591.4)	286.9	4,706.5	—	1,883.2
Cash and cash equivalents at end of year	(982.6)	(1,797.7)	(58.6)	5,086.5	—	2,247.6

For the year ended 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	(896.3)	521.3	1.0	1,748.2	—	1,374.2
Investing activities
Acquisitions and disposals	—	—	—	(201.4)	—	(201.4)
Purchases of property, plant and equipment	—	(4.1)	—	(236.6)	—	(240.7)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(43.8)	—	(43.8)
Proceeds on disposal of property, plant and equipment	—	—	—	7.3	—	7.3
Net cash outflow from investing activities	—	(4.1)	—	(474.5)	—	(478.6)
Financing activities
Share option proceeds	17.3	—	—	25.1	—	42.4
Cash consideration for non-controlling interests	—	—	—	(19.6)	—	(19.6)
Share repurchases and buy-backs	—	—	—	(197.0)	—	(197.0)
Net increase/(decrease) in borrowings	(502.2)	—	314.2	624.8	—	436.8
Financing and share issue costs	—	—	(10.8)	(8.3)	—	(19.1)
Equity dividends paid	(139.3)	—	—	(258.0)	—	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(53.2)	—	(53.2)
Net cash (outflow)/inflow from financing activities	(624.2)	—	303.4	113.8	—	(207.0)
Net increase/(decrease) in cash and cash equivalents	(1,520.5)	517.2	304.4	1,387.5	—	688.6
Translation differences	1.7	5.8	(12.5)	(159.7)	—	(164.7)
Cash and cash equivalents at beginning of year	—	(2,114.4)	(5.0)	3,478.7	—	1,359.3
Cash and cash equivalents at end of year	(1,518.8)	(1,591.4)	286.9	4,706.5	—	1,883.2

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 31 December 2014, £m

	WPP plc	Subsidiary guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,979.4	—	9,979.4
Other	—	—	—	1,668.9	—	1,668.9
Property, plant and equipment	—	13.6	—	758.9	—	772.5
Investment in subsidiaries	9,599.4	15,059.8	—	—	(24,659.2)	—
Interests in associates and joint ventures	—	—	—	759.9	—	759.9
Other investments	—	—	—	669.2	—	669.2
Deferred tax assets	—	—	—	239.7	—	239.7
Trade and other receivables	27.7	—	—	120.9	—	148.6
Intercompany receivables	—	132.8	1,804.0	1,751.8	(3,688.6)	—
	9,627.1	15,206.2	1,804.0	15,948.7	(28,347.8)	14,238.2
Current assets
Inventory and work in progress	—	—	—	327.3	—	327.3
Corporate income tax recoverable	—	—	—	145.6	—	145.6
Trade and other receivables	0.5	236.1	0.1	9,293.3	—	9,530.0
Intercompany receivables	1,612.1	352.7	57.2	1,130.1	(3,152.1)	—
Cash and short-term deposits	429.3	1,662.2	—	5,351.6	(4,930.4)	2,512.7
	2,041.9	2,251.0	57.3	16,247.9	(8,082.5)	12,515.6
Current liabilities
Trade and other payables	(125.0)	(59.5)	(17.0)	(11,582.5)	—	(11,784.0)
Intercompany payables	(888.0)	(1,725.0)	(0.1)	(539.0)	3,152.1	—
Corporate income tax payable	—	—	—	(158.6)	—	(158.6)
Bank overdrafts and loans	(1,411.9)	(3,459.9)	(58.6)	(653.2)	4,930.4	(653.2)
	(2,424.9)	(5,244.4)	(75.7)	(12,933.3)	8,082.5	(12,595.8)
Net current (liabilities)/assets	(383.0)	(2,993.4)	(18.4)	3,314.6	—	(80.2)
Total assets less current liabilities	9,244.1	12,212.8	1,785.6	19,263.3	(28,347.8)	14,158.0
Non-current liabilities
Bonds and bank loans	(1,002.1)	—	(1,803.2)	(1,329.6)	—	(4,134.9)
Trade and other payables	—	—	—	(624.9)	—	(624.9)
Intercompany payables	(741.9)	(2,613.4)	—	(333.3)	3,688.6	—
Corporate income tax payable	—	—	—	(441.2)	—	(441.2)
Deferred tax liabilities	—	—	—	(667.6)	—	(667.6)
Provision for post-employment benefits	—	—	—	(296.2)	—	(296.2)
Provisions for liabilities and charges	—	—	—	(166.4)	—	(166.4)
	(1,744.0)	(2,613.4)	(1,803.2)	(3,859.2)	3,688.6	(6,331.2)
Net assets/(liabilities)	7,500.1	9,599.4	(17.6)	15,404.1	(24,659.2)	7,826.8
Attributable to:
Equity share owners’ funds	7,500.1	9,599.4	(17.6)	15,077.4	(24,659.2)	7,500.1
Non-controlling interests	—	—	—	326.7	—	326.7
Total equity	7,500.1	9,599.4	(17.6)	15,404.1	(24,659.2)	7,826.8

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2013, £m

	WPP plc	Subsidiary guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,472.8	—	9,472.8
Other	—	—	—	1,667.8	—	1,667.8
Property, plant and equipment	—	13.0	—	760.3	—	773.3
Investment in subsidiaries	8,687.6	13,890.0	—	—	(22,577.6)	—
Interests in associates and joint ventures	—	—	—	792.8	—	792.8
Other investments	—	—	—	270.6	—	270.6
Deferred tax assets	—	—	—	119.4	—	119.4
Trade and other receivables	32.7	—	—	125.8	—	158.5
Intercompany receivables	—	20.8	963.5	1,319.8	(2,304.1)	—
	8,720.3	13,923.8	963.5	14,529.3	(24,881.7)	13,255.2
Current assets
Inventory and work in progress	—	—	—	304.5	—	304.5
Corporate income tax recoverable	—	—	—	136.0	—	136.0
Trade and other receivables	8.7	190.7	0.1	8,888.6	—	9,088.1
Intercompany receivables	1,610.6	581.6	8.5	925.7	(3,126.4)	—
Cash and short-term deposits	—	1,696.9	286.9	5,041.6	(4,803.8)	2,221.6
	1,619.3	2,469.2	295.5	15,296.4	(7,930.2)	11,750.2
Current liabilities
Trade and other payables	(66.4)	(70.5)	(11.3)	(10,562.5)	—	(10,710.7)
Intercompany payables	(119.6)	(2,251.8)	(0.2)	(754.8)	3,126.4	—
Corporate income tax payable	—	—	—	(120.1)	—	(120.1)
Bank overdrafts and loans	(1,518.8)	(3,288.3)	—	(938.1)	4,803.8	(941.4)
	(1,704.8)	(5,610.6)	(11.5)	(12,375.5)	7,930.2	(11,772.2)
Net current (liabilities)/assets	(85.5)	(3,141.4)	284.0	2,920.9	—	(22.0)
Total assets less current liabilities	8,634.8	10,782.4	1,247.5	17,450.2	(24,881.7)	13,233.2
Non-current liabilities
Bonds and bank loans	(1,048.0)	—	(1,253.2)	(1,219.4)	—	(3,520.6)
Trade and other payables	—	—	—	(457.6)	—	(457.6)
Intercompany payables	—	(2,094.8)	—	(209.3)	2,304.1	—
Corporate income tax payable	—	—	—	(362.6)	—	(362.6)
Deferred tax liabilities	—	—	—	(650.7)	—	(650.7)
Provision for post-employment benefits	—	—	—	(247.5)	—	(247.5)
Provisions for liabilities and charges	—	—	—	(147.7)	—	(147.7)
	(1,048.0)	(2,094.8)	(1,253.2)	(3,294.8)	2,304.1	(5,386.7)
Net assets/(liabilities)	7,586.8	8,687.6	(5.7)	14,155.4	(22,577.6)	7,846.5
Attributable to:
Equity share owners’ funds	7,586.8	8,687.6	(5.7)	13,895.7	(22,577.6)	7,586.8
Non-controlling interests	—	—	—	259.7	—	259.7
Total equity	7,586.8	8,687.6	(5.7)	14,155.4	(22,577.6)	7,846.5

Exhibit Index

Exhibit No.	Exhibit Title

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024.

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026.

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030.

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €251,910,000 of 0.43% Notes due March 2018.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive.

12.2	Certification of Group Finance Officer.

13.1	Certification of Group Chief Executive under 18 U.S.C. Section 1350.

13.2	Certification of Group Finance Officer under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).