Form 20-F
period 2015-12-31
WPP plc
filed 2016-04-29
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2015

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

At December 31, 2015, the number of outstanding ordinary shares was 1,329,366,024 which included at such date ordinary shares represented by 15,237,016 ADSs.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) comprise one of the largest communications services businesses in the world. At 31 December 2015, the Group had 128,123 employees. Including all employees of associated companies, this figure was approximately 190,000. For the year ended 31 December 2015, the Group had revenue of £12,235 million and operating profit of £1,632 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP plc and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for each of the years ended 31 December 2015, 2014 and 2013 and the selected balance sheet data as at 31 December 2015, 2014 and 2013 are derived from the Consolidated

Financial Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2015 £m		2014 £m		2013 £m		2012 £m		2011 £m
Revenue	12,235.2		11,528.9		11,019.4		10,373.1		10,021.8
Net sales[1]	10,524.3		10,064.8		10,076.1		9,514.8		9,238.5
Operating profit	1,632.0		1,507.3		1,410.3		1,241.1		1,192.2
Profit for the year	1,245.1		1,151.5		1,012.1		894.7		916.5
Profit attributable to equity holders of the parent	1,160.2		1,077.2		936.5		822.7		840.1
Earnings per ordinary share:
Basic	90.0	p	82.4	p	72.4	p	66.2	p	67.6	p
Diluted	88.4	p	80.5	p	69.6	p	62.8	p	64.5	p
Earnings per ADS[2]:
Basic	450.0	p	412.0	p	362.0	p	331.0	p	338.0	p
Diluted	442.0	p	402.5	p	348.0	p	314.0	p	322.5	p
Dividends per ordinary share	42.49	p	35.27	p	30.27	p	25.94	p	19.28	p
Dividends per ADS (US dollars)[3]	340.57	¢	280.73	¢	238.83	¢	207.14	¢	151.17	¢

[1]    The Group has previously used the term gross profit to refer to net sales.

[2]    Basic and diluted earnings per American Depositary Share (ADS) have been calculated using the same method as earnings per share, multiplied by a factor of five.

[3]    These figures have been translated for convenience purposes only, using the approximate average rates shown in the exchange rate table on page 3. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2015 £m	2014 £m	2013 £m	2012 £m	2011 £m
Total assets[1]	28,749.2	26,622.9	24,975.5	24,877.6	24,694.9
Net assets	8,015.8	7,826.8	7,846.5	7,060.6	6,894.3
Called-up share capital	132.9	132.6	134.9	126.5	126.6
Number of shares (in millions)	1,329.4	1,325.7	1,348.7	1,265.4	1,266.4

[1]    As described in note 15 to the Consolidated Financial Statements, the prior year balance sheets have been restated to reduce both the deferred tax assets and deferred tax liabilities, by a corresponding amount. No restatement was required in 2012 and 2011.

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

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2011	7.46	17.14	24.60	59.80	137.39	197.19
2012	8.80	19.71	28.51	69.75	156.22	225.97
2013	10.56	23.65	34.21	82.61	185.01	267.62
2014	11.62	26.58	38.20	95.72	218.95	314.67
2015	15.91	28.78	44.69	121.62	219.99	341.61

The 2015 interim dividend was paid on 9 November 2015 to share owners on the register at 9 October 2015. The 2015 final dividend will be paid on 4 July 2016 to share owners on the register at 10 June 2016.

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

The following table sets forth for each of the most recent six months, the high and low exchange rates between the pound sterling and the US dollar. As at 27 April 2016, the closing exchange rate was 1.4555.

Month ended	High	Low
31 October 2015	1.5495	1.5149
30 November 2015	1.5446	1.5035
31 December 2015	1.5216	1.4734
31 January 2016	1.4747	1.4183
29 February 2016	1.4587	1.3876
31 March 2016	1.4490	1.3955

The annual average exchange rates between the pound sterling and the US dollar for each of the five years ended 31 December were:

Year ended 31 December	Average
2011	1.6032
2012	1.5852
2013	1.5646
2014	1.6475
2015	1.5288

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company is subject to a variety of possible risks that could adversely impact its revenues, results of operations, reputation or financial condition. Some of these risks relate to the industries in which the Company operates while others are more specific to the Company. The table below sets out principal risks the Company has identified that could adversely affect it. See also the discussion of Forward-Looking Statements preceding Item 1.

Principal risk	Potential impact and any change from the prior year
Clients
The Group competes for clients in a highly-competitive and evolving industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

The competitive landscape in the industry in which we operate is constantly evolving. Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies, database marketing and modelling companies, telemarketers, information and measurement, social media and consulting internet companies.

Service agreements with clients are generally terminable by the client on 90 days’ notice and many clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted by loss of reputation and be limited by clients’ policies on conflicts of interest.

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of some of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for 16.2% of revenues in the year ended 31 December 2015. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
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

Existing and new data protection laws, in particular the General Data Protection Regulation (GDPR) in the EU, concerning user privacy, use of personal information and online tracking may restrict some of the Group’s activities and increase costs.

The Group is carrying out an IT transformation project and is reliant on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if the Group fails to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on the Group’s business, revenues, results of operations, financial condition or prospects.

The risk of a data breach, cyber attack or potential infringement of data protection laws has increased in 2015.

Principal risk	Potential impact and any change from the prior year
Financial
The Group is subject to credit risk through the default of a client or other counterparty.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed on behalf of those clients.

Operational
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s increased media trading.	Failure to ensure that media trading activities are compliant with client obligations where relevant could adversely impact client relationships and business volumes. The risks associated with media trading have increased in 2015 as the volume of media trading has increased.
People and succession
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key roles at the parent and operating companies, including but not limited to the founder CEO and long-serving members of the management team.

The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.

The founder CEO has over 30 years’ service with the Company and is identified with the success of the Group’s strategy and a failure to plan for his succession could impact investor confidence in the Company.

Regulatory, sanctions, anti-trust and taxation
The Group may be subject to regulations restricting its activities or effecting changes in taxation.

Changes in local or international tax rules, for example prompted by the OECD’s emerging recommendations on Base Erosion and Profit Shifting (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose the Group to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

These risks to the Group have increased in 2015.

The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.	The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a corporate environment opposed to corruption or failing to instil business practices that prevent corruption could expose the Group and senior officers to civil and criminal sanctions.
The Group is subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose the Group to civil and criminal penalties including fines and the imposition of economic sanctions against the Group and reputational damage which could materially impact the Group’s results. As certain EU sanctions in relation to Iran have been lifted the risk of non-compliance has reduced since 2015.
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy & Mather Advertising, J. Walter Thompson Worldwide, Y&R, Grey and Bates CHI&Partners, as well as Media Investment Management companies such as MediaCom, MEC, Mindshare, Maxus, Xaxis and tenthavenue. Our other segments are Data Investment Management, where our operations are conducted through Kantar; Public Relations & Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill+Knowlton Strategies and Ogilvy Public Relations; and Branding & Identity, Healthcare and Specialist Communications, where our operations are conducted by Landor, Group XP, The Partnership, ghg, Wunderman, Sudler & Hennessey, OgilvyOne Worldwide, Ogilvy CommonHealth Worldwide, Geometry Global, POSSIBLE, AKQA and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (NASDAQ). At 27 April 2016 the Company had a market capitalisation of approximately £20.905 billion.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as J. Walter Thompson Company LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group, LLC) in 1989, Young & Rubicam Inc. (Young & Rubicam or Young & Rubicam Brands, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis, Inc) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, and IBOPE Participações Ltda (IBOPE) in 2015.

The Company spent £693.1 million, £494.7 million and £221.0 million for acquisitions and investments in 2015, 2014 and 2013, respectively, including payments in respect of loan note redemptions and earnout payments resulting from acquisitions in prior years, net of cash and cash equivalents acquired (net) and proceeds on disposal of investments. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £246.4 million, £214.4 million and £284.5 million, respectively, and cash spent on share repurchases and buy-backs was £587.6 million, £510.8 million and £197.0 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 3,000 offices in 112 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 45% of the Company’s reported revenues in 2015 were from Advertising and Media Investment Management, with the remaining 55% of its revenues being derived from the business segments of Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications.

The following tables show, for the last three fiscal years, reported revenue and net sales attributable to each business segment in which the Company operates.

Revenue[1]	2015		2014		2013
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	5,552.8	45.4	5,134.3	44.5	4,578.8	41.5
Data Investment Management	2,425.9	19.8	2,429.3	21.1	2,549.7	23.1
Public Relations & Public Affairs	945.8	7.7	891.9	7.7	920.7	8.4
Branding & Identity, Healthcare and Specialist Communications	3,310.7	27.1	3,073.4	26.7	2,970.2	27.0
Total	12,235.2	100.0	11,528.9	100.0	11,019.4	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.

Net Sales	2015		2014		2013
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	4,652.0	44.2	4,502.0	44.7	4,463.6	44.3
Data Investment Management	1,768.1	16.8	1,748.9	17.4	1,843.7	18.3
Public Relations & Public Affairs	929.7	8.8	880.4	8.7	907.5	9.0
Branding & Identity, Healthcare and Specialist Communications	3,174.5	30.2	2,933.5	29.2	2,861.3	28.4
Total	10,524.3	100.0	10,064.8	100.0	10,076.1	100.0

The following tables show, for the last three fiscal years, reported revenue and net sales attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2015		2014		2013
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,491.2	36.7	3,899.9	33.8	3,744.7	34.0
United Kingdom	1,777.4	14.5	1,640.3	14.2	1,414.0	12.8
Western Continental Europe	2,425.6	19.8	2,568.8	22.3	2,592.6	23.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,541.0	29.0	3,419.9	29.7	3,268.1	29.7
Total	12,235.2	100.0	11,528.9	100.0	11,019.4	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenue of £4,257.4 million (2014: £3,664.9 million, 2013: £3,498.1 million).

Net Sales	2015		2014		2013
	£m	% of total	£m	% of total	£m	% of total
North America[1]	3,882.3	36.9	3,471.7	34.5	3,547.0	35.2
United Kingdom	1,504.5	14.3	1,396.0	13.9	1,303.9	12.9
Western Continental Europe	2,016.2	19.1	2,142.6	21.3	2,217.8	22.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,121.3	29.7	3,054.5	30.3	3,007.4	29.9
Total	10,524.3	100.0	10,064.8	100.0	10,076.1	100.0
[1]	North America includes the US with net sales of £3,674.3 million (2014: £3,254.2 million, 2013: £3,310.8 million).

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

Media Investment Management – GroupM is WPP’s leading global media investment management operation. With its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development, and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as media trading, content creation, sports, digital, finance, proprietary tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s core and talent resources. Our offering in this discipline also includes the network tenthavenue, which integrates some of the Group’s key specialist media offerings in online, mobile, experiential and out of home (OOH).

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

•	Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe to 40-45% of revenues.

•	Increase the share of revenues from new media to 40-45% of revenues.

•

Maintain the share of more measurable marketing services – such as Data Investment Management and direct, digital and interactive – at 50% of revenues, with a focus on the application of technology, data and content.

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

Sustainability

Sustainability issues increasingly impact the products, operations, strategies and communications of leading brands. As these brands – our clients – adapt to social and environmental challenges they look to our companies for the best advice and insight. By developing our sustainability expertise and by improving our own social and environmental performance, we can forge stronger relationships with our clients and generate value for our business and society.

Clients

•	Clients who engaged with us on sustainability were worth at least £1.29 billion to the Group in 2015, equivalent to 11% of revenues.

People

•	We invested £41.1 million on training in 2015.

•	At year-end 2015, women comprised 29% of the WPP Board, 33% of directors and executive leaders of our companies and 54% of total employees.

Environment

•	We have cut our carbon footprint per employee to 2.07 tonnes of CO2e, a 39% reduction from 2006.

Social contribution

•	In 2015, our social investment was worth £19.4 million, equivalent to 1.3% of reported profit before tax.

•	In addition, WPP media agencies negotiated free media space worth £24.4 million on behalf of pro bono clients.

Clients

The Group services 352 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 77 of the NASDAQ 100, and 830 national or multinational clients in three or more disciplines. Over 550 clients are served in four disciplines and these clients account for over 52% of Group revenue. The Group also works with 448 clients in six or more countries.

The Company’s 10 largest clients accounted for 16.2% of the Company’s revenues in the year ended 31 December 2015. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2015. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

C. Organizational Structure

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates out of over 3,000 offices in 112 countries (including associates). For a list of the Company’s principal subsidiary undertakings and their country of incorporation see note 29 to the Consolidated Financial Statements.

The Company organises its businesses in the following segments: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare & Specialist Communications. These business segments are comprised of the following principal disciplines: Advertising; Media Investment Management and Data Investment Management; Public Relations & Public Affairs; Branding & Identity; Healthcare Communications; Direct, Digital, Promotion & Relationship Marketing; Specialist Communications; WPP Digital; WPP Digital partner companies; and WPP knowledge communities. A listing of the Group brands operating within these disciplines as at April 2016 is set forth below.

Advertising

ADK[1]

Bates CHI&Partners

Berlin Cameron

Blue Hive

CHI&Partners[1]

Cole & Weber

Grey

HS Ad1

J. Walter Thompson Worldwide

Ogilvy & Mather Advertising

Santo

WPP-Scangroup

Scholz & Friends[10]

Sra. Rushmore

Soho Square

TAXI[4]

Team Detroit

The Jupiter Drawing Room[1]

WPP AUNZ

Y&R4

Media Investment Management

and Data Investment Management

GroupM:

Catalyst

KR Media

Maxus

MediaCom

MEC

MetaVision Media

Mindshare

QUISMA

Xaxis

tenthavenue:

Forward

Joule

Kinetic Worldwide

Spafax

TMARC

Other media agencies

Gain Theory

m/SIX[2]

Kantar:

Added Value

Benenson Strategy Group

IMRB International

Kantar Health

Kantar Japan

Kantar Media

Kantar Retail

Kantar Worldpanel

Lightspeed GMI

Millward Brown

The Futures Company

TNS

comScore[3,12]

Public Relations & Public Affairs

Blanc & Otus[8]

Buchanan Communications

Burson-Marsteller[4]

BWR[9]

Clarion Communications

Cohn & Wolfe[4]

Dewey Square Group

Finsbury

Glover Park Group

HERING SCHUPPENER

Hill+Knowlton Strategies

Ogilvy Government Relations[9]

Ogilvy Public Relations[9]

Penn Schoen Berland[4]

Prime Policy Group

QGA

Wexler & Walker Public Policy Associates[8]

Branding & Identity

Addison Group[7]

BDG architecture + design

Brand Union[6]

CBA[9]

Coley Porter Bell[9]

Dovetail

FITCH[6]

Lambie-Nairn[7]

Landor[4]

PeclersParis[7]

The Partners[7]

SET[6]

VBAT[7]

Notes

[1]     Associate

[2]    Joint venture

[3]     Investment

[4]    A Young & Rubicam Group company

[5]    Part of the Wunderman network

[6]    A member of Group XP

[7]    A member of The Partnership

[8]    A Hill+Knowlton Strategies company

[9]    An Ogilvy company

[10]  A Commarco company

[11]  A J. Walter Thompson company

[12]  Partnership with GroupM/Kantar

Healthcare Communications

Feinstein Kean Healthcare[9]

GCI Health

ghg

Ogilvy CommonHealth Worldwide[9]

Sudler & Hennessey[4]

Wunderman World Health[5]

Direct, Digital, Promotion &

Relationship Marketing

AdPeople Worldwide[5]

A. Eicoff & Co9

AKQA

Barrows[1]

Blast Radius[5]

Cerebra

deepblue networks[10]

Digit[6]

EWA

FullSIX[3]

Grass Roots[1]

Geometry Global

HighCo[1]

iconmobile[4]

KBM Group[5]

Mando

Maxx Marketing[9]

Mirum[11]

OgilvyOne Worldwide[9]

SJR[8]

Smollan Group[1]

VML[4]

Wunderman[4]

Specialist Communications

Corporate/B2B

OgilvyOne Business[9]

Demographic marketing

Bravo[4]

UniWorld[1]

Wing

Employer branding/recruitment

JWT INSIDE[11]

Event/face-to-face marketing

MJM

Metro

Richard Attias & Associates[1]

Foodservice marketing

The Food Group

Sports marketing

9ine Sports & Entertainment

Bruin Sports Capital[3]

Chime Communications[1]

ESP

PRISM Group

Real estate marketing

PACE

Media & production services

The Farm Group

H+O

Imagina[3]

United Visions[10]

Policy & regulation

Global Counsel[1]

WPP Digital

Acceleration

Blue State Digital

Cognifide

The Data Alliance

F.biz

Globant[1]

Hogarth Worldwide

Interlude[1]

Johannes Leonardo[1]

Mutual Mobile[1]

POSSIBLE

Rockfish

Salmon

Syzygy

WPP Digital partner companies

Ace Metrix[3]

AppNexus[3]

CMC Capital[3]

Domo[3]

Fullscreen[3]

HDT Holdings Technology[3]

Indigenous Media[3]

In Game Ad Interactive[3]

Invidi[3]

Mitú[3]

mySupermarket[3]

Moment Systems[3]

MRC[3]

OrderDynamics[3]

Percolate[3]

Polestar[3]

Proclivity Media[3]

Say Media[3]

SFX Entertainment[3]

Vice Media[3]

The Weinstein Company[3]

WildTangent[3]

WPP knowledge communities

Government & Public Sector Practice

The Store

Notes

[1]     Associate

[2]    Joint venture

[3]     Investment

[4]    A Young & Rubicam Group company

[5]    Part of the Wunderman network

[6]    A member of Group XP

[7]    A member of The Partnership

[8]    A Hill+Knowlton Strategies company

[9]    An Ogilvy company

[10]  A Commarco company

[11]  A J. Walter Thompson company

[12]  Partnership with GroupM/Kantar

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States the sole owned property is the 214,000 square foot Young & Rubicam office condominium for their headquarters located at 3 Columbus Circle in New York, New York. The Company also leases an additional 160,700 square feet of space for Young & Rubicam at the 3 Columbus Circle location. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe, owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
636 Eleventh Avenue, New York, NY	Ogilvy & Mather	564,000
3 World Trade Center, New York, NY	GroupM (Estimated 2018 Occupancy)	690,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy & Mather, GroupM, Kantar, Hill+Knowlton Strategies, Rice5, Bluehive, Sudler MDS, Burson-Marsteller, Peclars, Hogarth, J Walter Thompson. (2016 Occupancy)	453,800
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Maxus, Mediacom	394,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey Global Group, Cohn & Wolfe	349,000
230 Park Avenue South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey, Hogarth	301,000
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy & Mather, J. Walter Thompson, Geometry, Millward Brown, GroupM, Burson-Marsteller, TNS, Hill+Knowlton Strategies, The Futures Company, Kinetic, Kantar Media, Team Detroit	287,700
500/550 Town Center Drive, Dearborn, MI	Team Detroit, J. Walter Thompson, Ogilvy & Mather, Y&R Advertising, PRISM, Burrows, Possible	282,900
466 Lexington Avenue, New York, NY	J. Walter Thompson	270,300
Sea Containers House, Upper Ground, London SE1	Ogilvy & Mather, MEC	226,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2015, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £534.3 million.

In 2015, we saw the benefit of more ‘agile working’, supported by more technology in the office environment, as our property portfolio was reduced by nearly 1% to end the year with 24.0 million square feet while net sales were up almost 6% in constant currency and average headcount grew by almost 3%. As a result, the establishment cost-to-net-sales ratio dropped by 0.2 margin points to 6.9%, contributing substantially to the Group’s overall margin improvement.

We have also ensured our new buildings are designed to focus on sustainability and we look to achieve BREEAM standard in the UK and LEED standard in the US and similar standards elsewhere. Our operating companies’ workplaces continue to be cited for their creativity, innovation and effectiveness.

2016 will see the completion of our Shanghai WPP Plaza co-location, housing 3,000 of our people, the shared space at Sea Containers House in London housing 2,300 people, and the renovation of our shared space on Lexington Avenue in New York. These new co-location projects all meet our new planning standards and support our horizontality goal. Longer-term co-location projects are in the planning stage for New York, São Paulo and central Madrid, where the former Telefónica building will house more than 40 Group companies.

Our goal is to continue to deliver excellent work space, while reducing the portfolio further and so mitigate the impact of property inflation. Our focus on continuing to reduce the establishment cost-to-net-sales ratio will help the Group achieve its margin targets for 2016, and beyond.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2015, under non-cancelable operating leases of the Company.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

Certain Non-GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), net sales margin, headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), headline operating costs, billings, estimated net new billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 28 to 31.

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

In 2015, approximately 45% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 55% of its revenues being derived from the remaining three segments.

The following objectives represent the Group’s key performance indicators.

1.	First, to continue to improve net sales margins. In 2015, we achieved a net sales margin of 16.9%, the highest-reported level in the industry. We continue to believe a net sales margin of well over 19%, is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group net sales margin of 18%.

2.	Second, to increase flexibility in the cost structure. In 2015, flexible staff costs (including incentives, freelance and consultants) remained close to historical highs of above 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

3.	Third, to enhance share owner value and maximise the return on investment on the Company’s substantial free cash flow. As capital expenditure remains relatively stable, there are broadly three alternative uses of funds: acquisitions, share buy-backs and dividends. We have increasingly come to the view, based on co-operative research with leading investment institutions that, currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced small-to-medium sized strategic acquisitions.

4.	Fourth, we will continue to develop the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, IT and practice development, including sustainability. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

5.	Fifth, to emphasise revenue and net sales growth more as margins improve through our practice development activities, aimed at helping us position our portfolio in the faster-growing geographic and functional areas.

6.	Sixth, to build on, still further, the impressive creative reputation WPP now enjoys globally. Training and development programs remain a key focus, as of course does the judicious use of our M&A skills to identify the best and most like-minded creative businesses to join us.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The Company celebrated its thirtieth birthday in 2015 with another record year: revenue, profitability, net sales margins and earnings per share all reached new highs, despite strong currency headwinds in the second half and a generally low-growth global environment. For the fifth successive year, WPP was named Creative Holding Company of the Year at the Cannes International Festival of Creativity, in recognition of the Company’s collective creative excellence; and also for the fourth consecutive year, WPP was ranked Most Effective Holding Company in the Effie Global Effectiveness Index; and, for the second year in a row, Warc’s Most Effective Holding Company. At the same time, the Company responded to the changing competitive landscape by accelerating the implementation of its strategic goals. Sector targets for faster-growth markets and new media have been raised to 40-45% of revenue over the next five years and horizontality across clients, countries and regions has been raised to our number one strategic priority.

The share price increased by over 16% in 2015, closing at 1,563.0p at year end. Since then it has strengthened further to 1,616.0p, up a further 3%, at 27 April 2016, reflecting our record results for 2015, as well as slightly stronger global stock markets in recent weeks. Dividends increased by 17% to 44.69p, a new high.

Revenue was up over 6% to £12.2 billion and up well over 7% in constant currencies. Net sales were up well over 4% and almost 6% in constant currencies. Reported billings were £47.6 billion, up almost 5% in constant currencies, driven by a strong overall leadership position in net new business league tables for the fourth year in a row and GroupM topping both the RECMA media tsunami net new business and retention tables.

Group revenue is more weighted to the second half of the year across all regions and sectors, especially in the faster-growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its profits in the first half and two-thirds in the second half.

Reported profit before interest and tax rose 7% to £1.679 billion from £1.569 billion, up well over 10% in constant currencies. Headline PBIT was up well over 5% to £1.774 billion and up well over 8% in constant currencies. Net sales margins increased by 0.2 margin points to an industry-leading 16.9% and, on a constant currency basis, were up 0.4 margin points, ahead of the targeted constant currency increase of 0.3 margin points.

Profit for the year increased by over 8% to £1.245 billion. Headline EBITDA increased by almost 5% to £2.002 billion, crossing £2 billion for the first time, up well over 7% in constant currencies. Headline profit before tax was up over 7% to £1.622 billion and reported profit before tax was up almost 3% to £1.493 billion. Diluted reported earnings per share were up almost 10% to 88.4p, reflecting strong like-for-like revenue and net sales growth, margin improvement and the benefit of acquisitions.

Net cash inflow from operating activities decreased to £1.4 billion in the year. Free cash flow amounted to almost £1.3 billion in 2015, over £1 billion for the fifth consecutive year. This free cash flow was absorbed by £0.7 billion of net cash acquisition payments and investments, £0.6 billion of share buy-backs and £0.5 billion of dividends, a total outflow of £1.8 billion. This resulted in a net cash outflow of £0.5 billion, before any changes in working capital. Average net debt was therefore £3.6 billion in 2015, compared to £3.1 billion in 2014, at 2015 exchange rates, and net debt at 31 December 2015 was £3.2 billion, against £2.3 billion at 31 December 2014.

Estimated net new business billings of £5.6 billion ($8.6 billion) were won in 2015.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by operating sector and geographical area for each of the three years ended 31 December 2015, 2014 and 2013 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the following tables give details of revenue growth and net sales growth by geographical area and operating sector on a reported, constant currency, and like-for-like basis.

Geographical area

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2015	2014	2015	2014	2015	2014
North America	15.2	4.1	7.9	10.0	7.1	9.5
United Kingdom	8.4	16.0	8.4	16.0	4.1	12.9
Western Continental Europe	(5.6)	(0.9)	4.7	5.1	4.7	3.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3.5	4.6	8.5	15.8	4.2	8.0
Total Group	6.1	4.6	7.5	11.3	5.3	8.2

Net sales analysis
	Reported net sales growth %+/(-)		Constant currency net sales growth %+/(-)		Like-for-like net sales growth %+/(-)
	2015	2014	2015	2014	2015	2014
North America	11.8	(2.1)	4.7	3.4	4.1	3.0
United Kingdom	7.8	7.1	7.8	7.1	2.9	4.8
Western Continental Europe	(5.9)	(3.4)	4.3	2.5	2.5	1.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2.2	1.6	7.3	12.5	3.0	4.6
Total Group	4.6	(0.1)	5.8	6.3	3.3	3.3

North America, with constant currency revenue growth of over 11% in the final quarter and like-for-like growth of well over 9%, strengthened further, exceeding the strong growth seen in the first nine months, an improvement over the third quarter year-to-date constant currency growth of well over 6% and like-for-like growth of over 6%. Particularly strong growth was achieved in Advertising and Media Investment Management, parts of the Group’s Public Relations & Public Affairs businesses and Branding & Identity, direct, digital and interactive operations. On a full-year basis, constant currency revenue was up almost 8%, with like-for-like up over 7%. Net sales were up well over 4% in constant currency, with like-for-like up over 4%.

The UK rate of growth in the final quarter, although lower than quarter three, remained strong at well over 6% in constant currency, compared to well over 7% in quarter three, with like-for-like growth of almost 3%, well ahead of the 1% seen in quarter three. The Group’s Advertising, Public Relations & Public Affairs, Branding & Identity and direct, digital and interactive businesses performed particularly well. Despite the slight slow-down in the rate of revenue growth, net sales remained strong, with constant currency growth of almost 7%, slightly down on quarter three, with like-for-like growth of 3.5% compared with over 2% in quarter three. On a full-year basis, constant currency revenue was up over 8%, with like-for-like up over 4%. Net sales were up almost 8% in constant currency, with like-for-like up almost 3%.

Western Continental Europe, although remaining patchy from a macroeconomic point of view, continued the improvement seen in quarter three, with constant currency revenue growth of well over 6%, the highest rate of quarterly growth in 2015, and partly driven by acquisitions. Like-for-like revenue was up over 5% in the final quarter, down slightly on the 6% seen in quarter three. Similarly, net sales growth on a constant currency basis was up over 7% in the final quarter, the highest rate of quarterly growth in 2015, compared to over 4% in quarter three, again partly driven by acquisitions. On a like-for-like basis, net sales were up 3% in the final quarter, compared with well over 4% in quarter three. For the year, Western Continental Europe revenue grew by well over 4% like-for-like (well over 5% in the second half), compared with almost 4% in 2014, with net sales growth of 2.5% like-for-like (well over 3% in the second half), compared to over 1% in 2014. Belgium, Denmark, Germany, Italy and Turkey all showed good growth in the final quarter, but Austria, France, Ireland, the Netherlands, Spain, Sweden and Switzerland were tougher.

In Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe, on a constant currency basis, revenue growth in the fourth quarter remained strong at over 9%, ahead of the first nine months growth of over 8%. Like-for-like revenue growth in the final quarter was over 6%, the second highest quarter of 2015, slightly lower than the almost 7% seen in quarter one. Growth in the fourth quarter was driven principally by Asia Pacific, Latin America and Africa. Central & Eastern Europe, after the improvement seen in quarter three, slipped back slightly, with full-year like-for-like revenue down over 1%. Constant currency net sales growth in the region as a whole was over 7%, with like-for-like net sales up 3%. In Asia, Bangladesh, Cambodia, India, Indonesia, Myanmar, Pakistan and Vietnam, had double-digit like-for-like growth, while Japan and Malaysia were more challenging.

Quarter four in Latin America was the strongest of the year, with like-for-like revenue up almost 8%, compared with quarter three, the next highest, with over 4%. Like-for-like net sales grew over 7% in quarter four, also the highest quarterly growth in 2015, with full-year growth of almost 5% (over 6% in the second half compared with well over 2% in the first half).

Africa also grew strongly, with like-for-like revenue up over 8% in both quarter four and the full year, driven by the Group’s Media Investment Management, Data Investment Management and direct, digital and interactive businesses. In Central & Eastern Europe, like-for-like revenue was up over 1% in quarter four, compared with 3% in quarter three, with Croatia, the Czech Republic, Hungary and Kazakhstan up strongly. Poland, Russia and the Slovak Republic were tougher.

Full-year revenue for the BRICs1, which account for over $2.8 billion of revenue, was up well over 3% on a like-for-like basis. In 2015, 29% of the Group’s revenue came from Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe - down slightly from almost 30% in 2014, due to the strength of sterling against the currencies of many of the markets in these regions still having a significant impact. On a net sales basis, there was also a slight drop to almost 30%, which compares with the Group’s strategic objective of 40-45% in the next five years. Markets outside North America now account for 63% of our revenue.

Operating Sector

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2015	2014	2015	2014	2015	2014
Advertising and Media Investment Management	8.2	12.1	9.9	19.8	8.4	16.1
Data Investment Management	(0.1)	(4.7)	3.5	1.5	(0.2)	0.6
Public Relations & Public Affairs	6.0	(3.1)	4.7	2.6	3.0	2.5
Branding & Identity, Healthcare and Specialist Communications	7.7	3.5	7.3	9.5	5.3	4.0
Total Group	6.1	4.6	7.5	11.3	5.3	8.2

Net sales analysis
	Reported net sales growth %+/(-)		Constant currency net sales growth %+/(-)		Like-for-like net sales growth %+/(-)
	2015	2014	2015	2014	2015	2014
Advertising and Media Investment Management	3.3	0.9	5.3	7.8	3.8	5.0
Data Investment Management	1.1	(5.1)	4.6	0.9	0.3	0.6
Public Relations & Public Affairs	5.6	(3.0)	4.3	2.7	3.4	2.7
Branding & Identity, Healthcare and Specialist Communications	8.2	2.5	7.8	8.6	4.2	2.5
Total Group	4.6	(0.1)	5.8	6.3	3.3	3.3

Advertising and Media Investment Management was the strongest performing sector, with constant currency revenue growth of almost 10% for the year, and 9% in quarter four. Like-for-like revenue was up over 8% for both the year and quarter four. Advertising grew strongly in North America and Latin America in quarter four, but the UK, Continental Europe and Africa were more difficult and, overall, Advertising remained challenged. Media Investment Management showed strong like-for-like growth, with double-digit growth in all regions and sub-regions, except the UK and the Middle East.

Of the Group’s advertising networks, J. Walter Thompson Worldwide, Ogilvy & Mather and Grey performed well in quarter four. Growth in the Group’s Media Investment Management businesses has been very consistent throughout the year, with constant currency and like-for-like revenue up strongly for the year, but with a slightly weaker second half, principally in the UK. tenthavenue, the ‘engagement’ network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like net sales growth up almost 9%. The strong revenue and net sales growth across most of the Group’s businesses, partly offset by the challenges in the Group’s Advertising businesses in most regions, resulted in the combined net sales margin of this sector dropping 0.2 margin points to 18.4%, but improving by 0.2 margin points in constant currency.

[1]	Brazil, Russia, India and China.

In 2015, J. Walter Thompson Worldwide, Ogilvy & Mather, Y&R and Grey generated estimated net new business billings of almost £1.1 billion ($1.7 billion). GroupM (the Group’s Media Investment Management arm, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Connect, Xaxis and now Essence), together with tenthavenue, generated estimated net new business billings of £3.8 billion ($6.0 billion). The Group’s net new billings totalled £5.6 billion ($8.6 billion), slightly down on the £5.8 billion ($9.3 billion) recorded in 2014.

Data Investment Management revenue grew by almost 6% in the fourth quarter on a constant currency basis, the strongest quarter of 2015, and 1.4% like-for-like. Net sales showed a similar pattern, up over 5% in constant currency in quarter four and almost 1% like-for-like. On a full-year basis, revenue was up 3.5% in constant currency, but down 0.2% like-for-like, with the second half stronger than the first half. Net sales showed a similar trend, with a stronger second half on both a constant currency and like-for-like basis. The mature markets were more difficult, remaining under pressure, but in the faster growth markets net sales were up almost 2%. Syndicated research continues to show resilience, with like-for-like net sales growth up well over 2%, but custom research, which accounts for almost half of Data Investment Management net sales, was down by a similar amount.

Kantar Worldpanel, Kantar Health, Kantar Retail and IMRB all showed strong like-for-like net sales growth, while TNS, Millward Brown and Lightspeed were more challenged. There seems to be a growing recognition of the value of ‘real’ first-party data businesses, rather than those that depend on third-party data. Net sales margins improved by 0.6 margin points to 16.2% and by 1.1 margin points in constant currency. Good cost control and the continued benefits of restructuring contributed to the improvement in net sales margins. Although there has been further improvement during 2015, the slowest sub-sector continues to be like-for-like net sales growth in the custom businesses in mature markets, where discretionary spending remains under review by clients.

The Group’s Public Relations & Public Affairs businesses continued the growth shown earlier in the year, with a stronger second half and even stronger quarter four. Constant currency revenue growth in quarter four was over 8%, and like-for-like net sales were up almost 6%, with strong growth in all regions, but particularly in the UK, Latin America and Africa & the Middle East. On a full-year basis, revenues were up well over 4% in constant currency and 3% like-for-like. Ogilvy Public Relations, Cohn & Wolfe and the specialist Public Relations & Public Affairs businesses in the US, the UK and Germany performed well, with Burson-Marsteller and Hill+Knowlton Strategies less buoyant. An improving top-line and good control of costs resulted in net sales margins for the year improving by 0.9 margin points to 16.7% and by 1.0 margin point in constant currency.

At the Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at over 11% in quarter four (as with most of our businesses, the strongest quarter of 2015) and like-for-like revenue was up almost 9%, a significant improvement over quarter three. Full-year revenue was up over 7% in constant currency and over 5% like-for-like. The Group’s direct, digital and interactive businesses, especially JWT Mirum (the digital arm of J. Walter Thompson Worldwide), WPP Digital and VML performed strongly, with parts of the Group’s Healthcare Communications and Branding & Identity businesses slower. Net sales margins for the sector as a whole improved 0.3 margin points to 15.0% and by 0.3 margin points in constant currency.

In 2015, 37.5% of the Group’s revenue came from direct, digital and interactive, up over one percentage point from the previous year, with revenue growing well over 7% like-for-like.

2015 compared with 2014

Revenues

Reported revenue growth for the year was 6.1%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 7.5%. This difference of 1.4% reflects strong foreign currency headwinds in the second half: chiefly due to the strength of the pound sterling, primarily against the euro, partly offset by the weakness of the pound sterling against the US dollar.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 5.3%, with net sales up 3.3%. In the fourth quarter, like-for-like revenue was up well over 6%, the strongest quarter of the year, following like-for-like growth in the third quarter of well over 4%, due to stronger growth in the fourth quarter in North America, the UK and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, partly offset by slightly slower growth in Western Continental Europe. Like-for-like net sales were up almost 5% in the fourth quarter, the strongest quarter of the year, with all regions, except the UK and Western Continental Europe, recording their strongest quarter of the year.

Operating Cost

Operating costs increased by 3.9% in 2015 to £8,892.3 million from £8,557.5 million in 2014 on a reported basis and increased by 4.8% on a constant currency basis. During 2015, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff and property costs. On a like-for-like basis, headline operating costs rose by 2.6%, less than the rate of growth for revenue and net sales.

On a like-for-like basis, the average number of people in the Group decreased by 1.9% in 2015. On the same basis, the number of people in the Group at 31 December 2015 decreased by 1.6% compared with the end of 2014. These average and point-to-point figures partly reflect the transfer of almost 1,500 staff to IBM in the first half of 2015, as part of the strategic partnership agreement and IT transformation program, together with the continuing sound management of headcount and staff costs in 2015 to balance revenue and costs. On a like-for-like basis, revenue and net sales increased by 5.3% and 3.3% respectively.

Reported staff costs, excluding incentives, increased by 3.2% and rose by over 4% in constant currency. Staff costs included £24 million ($37 million) of severance costs compared with £37 million ($63 million) in 2014. Incentive costs amounted to £331 million ($505 million), which was 16.2% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before incentives compared with £313 million ($512 million) or 16.3% in 2014. Achievement of target objectives generates 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses) before bonus as an incentive pool.

Net sales margins, before all incentives and income from associates (excluding exceptional gains/losses), were 19.3%, up 0.2 margin points, compared with 19.1% last year. The Group’s staff cost-to-net sales ratio, including severance and incentives, decreased by 0.8 margin points to 63.2% compared to 64.0% in 2014, indicating an improvement in productivity.

In 2015 the Group generated exceptional gains of £296 million, largely representing gains on the sale of certain Kantar internet measurement businesses to comScore Inc., the sale of the Group’s interests in e-Rewards and Chime Communications plc, together with re-measurement gains of £165 million, which included a gain of £132 million in relation to the acquisition of a majority stake in IBOPE in Latin America. These were partly offset by investment write-downs of £79 million, resulting in a net gain of £217 million, which in accordance with prior practice, has been excluded from headline profit. The Group also incurred £106 million of restructuring costs which largely comprised £52 million of severance costs, primarily in relation to certain of the Group’s Data Investment Management businesses in Western Continental Europe, and £37 million of IT transformation costs. With £29 million of one-off IT asset write-downs, this all resulted in a net exceptional gain of £82 million.

Profit before interest and taxation

As a result of the above, reported PBIT rose 7% to £1.679 billion from £1.569 billion, up well over 10% in constant currencies. Headline PBIT rose by 5% to £1.774 billion from £1.681 billion, up 8% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income decreased to £72.4 million in 2015 from £94.7 million in 2014. Finance costs decreased to £224.1 million in 2015 from £262.7 million in 2014. Therefore, net finance costs were £151.7 million, down almost 10% from £168.0 million last year, reflecting the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates, partially offset by lower income from investments. Revaluation of financial instruments resulted in a loss of £34.7 million in 2015 and a gain of £50.7 million in 2014.

Taxation

The Group’s tax rate on reported profit before tax was 16.6% in 2015 against 20.7% in 2014. The difference in the reported tax rate is primarily due to the corporation tax credit for prior years, which comprises the release of a number of provisions following the resolution of tax matters in various countries.

Profit for the year

Profit for the year increased by 8.1% to £1,245.1 million in 2015 from £1,151.5 million in 2014 on a reported basis and increased by 11.9% in constant currency. In 2015, £1,160.2 million of profit for the year was attributable to equity holders of the parent and £84.9 million attributable to non-controlling interests. Diluted earnings per share increased by almost 10% (over 13% in constant currencies) to 88.4p.

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

As capital expenditure remains relatively stable, there are broadly three alternative uses of funds:

•

Mergers and acquisitions. There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the US, where prices seem to have got ahead of themselves because of pressure on our competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in faster-growing markets like Brazil, India and China.

Our acquisition focus in 2015 was again on the triple play of faster-growing geographic markets, new media and data investment management, including the application of technology, data and content, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2015, the Group spent almost £650 million on initial acquisition payments, net of cash acquired and disposal proceeds.

Net acquisition spend is currently targeted at around £300-£400 million per annum, excluding slightly more significant ‘one-offs’, like the purchase of a controlling stake in IBOPE in Latin America and our investment in comScore. The Group will continue to seize opportunities in line with our strategy.

•

Dividends. Given the Company’s strong progress, the Board has recommended an increase of 8.3% in the final dividend to 28.78p per share, which, together with the interim dividend of 15.91p per share, makes a total of 44.69p per share for 2015, an overall increase of 17.0%. Dividends paid in respect of 2015 will total approximately £575 million.

•

Share buy-backs. They continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the net sales margin target of 0.3 margin points improvement, the targeted level of share buy-backs will be 2-3% of the outstanding share capital. In addition, the Company also has considerable free cash flow to take advantage of any anomalies in market values, particularly as the average 2015 net debt to headline EBITDA ratio was under 1.8 times, at the mid-point of our market guidance of 1.5-2.0 times. Share buy-backs in 2015 cost £588 million, representing 3.0% of issued share capital, at the top-end of our target range. In 2015, the Company returned over £1.1 billion to share owners, including share buy-backs, an increase of 17% over 2014.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2015, billings were £47.6 billion, or 3.9 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2020. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2015, net cash inflow from operating activities was £1,359.9 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,263.4 million. This free cash flow was absorbed by £693.1 million in net acquisitions and disposals, by £587.6 million in share repurchases and buy-backs and by £545.8 million in dividends, resulting in a net outflow of £563.1 million.

Net debt at 31 December 2015 was £3.2 billion, against £2.3 billion at 31 December 2014 and average net debt was £3.6 billion in 2015, compared to £3.1 billion in 2014, at 2015 exchange rates. The average net debt to headline EBITDA ratio in 2015 was 1.8 times, which is in the middle of the Group’s target range of 1.5-2.0 times.

Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2015 was 11.7 times. Average net debt in the first quarter of 2016 was £3.689 billion, compared to £2.922 billion in 2015, at 2016 exchange rates.

With an equity market capitalisation of approximately £20.905 billion at 27 April 2016, the total enterprise value of the Company is approximately £25.030 billion, a multiple of 12.5 times 2015 headline EBITDA.

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2015.

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

In the first quarter of 2016, reported revenue was up 10.5%, with constant currency growth of 9.0%, like-for-like growth of 5.1%, 3.9% growth from acquisitions and 1.5% from currency, reflecting the weakness of sterling against the US dollar and the euro.

The pattern of net sales growth in 2016 has started similarly to the final quarter of 2015, with both constant currency and like-for-like growth showing continuing improvement across all geographies and sectors, except data investment management. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), were the strongest sectors, as they were in the first quarter of 2015. Public relations & public affairs was slower than the final quarter of 2015, which was the strongest quarter last year for this sector. Our budgets for 2016 indicated like-for-like revenue growth of well over 3% and net sales growth of over 3%. For the first three months actual performance was ahead of budget, due to the stronger than budgeted performance in the Group’s data investment management, public relations and public affairs and specialist communications (including direct, digital and interactive) businesses. A preliminary look at our quarter one revised forecasts for the full year, again, indicates revenue growth up well over 3% and net sales growth up over 3%. On a constant currency basis, headline PBIT is well above budget and ahead of last year. The Group gained a total of £1.148 billion ($1.779 billion) in net new business wins (including all losses) in the first quarter, compared to £624 million ($1.0 billion) in the same period last year.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2015, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2016	2017	2018	2019	2020	Beyond 2020
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,544.4	367.3	—	185.9	442.5	—	1,548.7
Sterling bonds	600.0	—	400.0	—	—	200.0	—
US$ bonds	1,942.8	—	—	—	—	—	1,942.8
Subtotal	5,087.2	367.3	400.0	185.9	442.5	200.0	3,491.5
Interest payable	1,704.2	174.4	148.2	139.5	139.1	135.0	968.0
Total	6,791.4	541.7	548.2	325.4	581.6	335.0	4,459.5
Operating leases[2]	3,304.3	467.2	348.3	316.7	284.3	239.6	1,648.2
Capital commitments[3]	61.3	61.3	—	—	—	—	—
Investment commitments[3]	93.1	93.1	—	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	815.7	177.1	121.0	116.4	168.9	140.2	92.1
Total contractual obligations	11,065.8	1,340.4	1,017.5	758.5	1,034.8	714.8	6,199.8

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2015 of £435.8 million. The Group’s net debt at 31 December 2015 was £3,210.8 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals of £32.5 million.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2015 amounted to £70.9 million (2014: £68.2 million, 2013: £47.8 million). Employer contributions and benefit payments in 2016 are expected to be approximately £70 million. Projections for years after 2016 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Non-GAAP Information

As introduced on page 15, the following metrics are the Group’s Non-GAAP measures.

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

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2015 exchange rates to local currency reported results for the current and prior year. This gives a US-dollar denominated income statement which exclude any variances attributable to foreign exchange rate movements.

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

The following table reconciles reported revenue and net sales growth for 2015 and 2014 to like-for-like revenue and net sales growth for the same period.

	Revenue		Net Sales
	£m		£m
2013 Reportable	11,019		10,076
Impact of exchange rate changes	(736)	(6.7%)	(645)	(6.4%)
Changes in scope of consolidation	342	3.1%	302	3.0%
Like-for-like growth	904	8.2%	332	3.3%
2014 Reportable	11,529	4.6%	10,065	(0.1%)
Impact of exchange rate changes	(160)	(1.4%)	(123)	(1.2%)
Changes in scope of consolidation	254	2.2%	251	2.5%
Like-for-like growth	612	5.3%	331	3.3%
2015 Reportable	12,235	6.1%	10,524	4.6%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

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

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2015 £m	2014 £m	2013 £m
Profit before taxation	1,492.6	1,451.9	1,295.8
Amortisation and impairment of acquired intangible assets	140.1	147.5	179.8
Goodwill impairment	15.1	16.9	23.3
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)	(6.0)
Gains on remeasurement of equity on acquisition of controlling interest	(165.0)	(9.2)	(30.0)
Investment write-downs	78.7	7.3	0.4
Restructuring costs	106.2	127.6	5.0
IT asset write-downs	29.1	—	—
Share of exceptional losses of associates	21.8	7.6	10.7
Revaluation of financial instruments	34.7	(50.7)	(21.0)
Headline PBT	1,622.3	1,512.6	1,458.0

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, IT asset write-downs, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, losses/gains on remeasurement of equity interest on acquisition of controlling interest and Group restructuring costs.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2015 £m	2014 £m	2013 £m
Profit for the year	1,245.1	1,151.5	1,012.1
Taxation	247.5	300.4	283.7
Finance income, finance cost and revaluation of financial instruments, net	186.4	117.3	182.6
Amortisation and impairment of acquired intangible assets	140.1	147.5	179.8
Depreciation of property, plant and equipment	194.7	197.3	202.0
Amortisation of other intangible assets	33.7	31.6	32.7
Goodwill impairment	15.1	16.9	23.3
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)	(6.0)
Gains on remeasurement of equity on acquisition of controlling interest	(165.0)	(9.2)	(30.0)
Investment write-downs	78.7	7.3	0.4
Restructuring costs	106.2	127.6	5.0
IT asset write-downs	29.1	—	—
Share of exceptional losses of associates	21.8	7.6	10.7
Headline EBITDA	2,002.4	1,909.5	1,896.3

Headline operating costs

Headline operating costs is one of the metrics that management uses to assess the performance of the business.

Headline operating costs is calculated as operating costs excluding goodwill impairment, amortisation and impairment of acquired intangibles, gains/losses on disposal of investments and subsidiaries, investment write-downs, gains/losses on remeasurement of equity interest on acquisition of controlling interest, Group restructuring costs, and IT asset write-downs.

	2015 £m	2014 £m	2013 £m
Operating costs	8,892.3	8,557.5	8,665.8
Amortisation and impairment of acquired intangible assets	(140.1)	(147.5)	(179.8)
Goodwill impairment	(15.1)	(16.9)	(23.3)
Gains on disposal of investments and subsidiaries	131.0	186.3	6.0
Gains on remeasurement of equity interest on acquisition of controlling interest	165.0	9.2	30.0
Investment write-downs	(78.7)	(7.3)	(0.4)
Restructuring costs	(106.2)	(127.6)	(5.0)
IT asset write-downs	(29.1)	—	—
Headline operating costs	8,819.1	8,453.7	8,493.3

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

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2015 £m	2014 £m	2013 £m
Net cash inflow from operating activities	1,359.9	1,703.7	1,374.2
Share option proceeds	27.6	25.0	42.4
Proceeds on disposal of property, plant and equipment	13.4	5.9	7.3
Movement in working capital and provisions	164.1	(295.0)	133.4
Purchases of property, plant and equipment	(210.3)	(177.9)	(240.7)
Purchase of other intangible assets (including capitalised computer software)	(36.1)	(36.5)	(43.8)
Dividends paid to non-controlling interests in subsidiary undertakings	(55.2)	(57.7)	(53.2)
Free cash flow	1,263.4	1,167.5	1,219.6

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

The following table is an analysis of net debt:

	2015 £m	2014 £m	2013 £m
Debt financing	(5,593.2)	(4,788.1)	(4,462.0)
Cash and short-term deposits	2,382.4	2,512.7	2,221.6
Net debt	(3,210.8)	(2,275.4)	(2,240.4)

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

•

After the projection period, there is an assumed annual long-term growth rate of 3.0% (2014: 3.0%), with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was calculated using a pre-tax discount rate of 8.5% (2014: 9.0%).

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2015, operating profit includes credits totaling £31.6 million (2014: £24.9 million, 2013: £19.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2014.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2015.

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

The Group’s pension deficit was £225.7 million at 31 December 2015, compared to £295.3 million at 31 December 2014. The decrease in the deficit is primarily due to higher discount rates as a result of an increase in high-quality corporate bond yields.

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

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable, liabilities are classified as current. Any interest and penalties accrued are included in corporate income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

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

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2015 no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £3,395.6 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Roger Agnelli, 1959-2016: We mourn the loss of Roger Agnelli, his wife Andréia, son, João, daughter, Anna Carolina and their spouses – along with their pilot – in a tragic aircraft accident in São Paulo on 19 March 2016. Roger had been a WPP Board director since 2013. We miss his insight, charm, humour and smile – a true Brazilian.

Roberto Quarta, Age 66: Non-executive chairman. Roberto Quarta was appointed as a director with effect from 1 January 2015 and became Chairman of WPP in June 2015. He is Chairman of Smith & Nephew plc, a FTSE 100 listed global medical devices company and Partner of Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

Sir Martin Sorrell, Age 71: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He is a non-executive director of Formula One and Alcoa Inc.

Paul Richardson, Age 58: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and fellow of the Association of Corporate Treasurers.

Jacques Aigrain, Age 61: Non-executive director. Jacques Aigrain was appointed a non-executive director of WPP on 13 May 2013. He is currently a partner at Warburg Pincus LLP. He was on the Executive Committee of Swiss Re AG from 2001 to 2009 including CEO from 2006, and prior to that, he spent 20 years with JPMorgan Chase in New York, London and Paris. In addition, he is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of LyondellBassell NV and Swiss International Airlines AG. He was Chairman of LCH Clearnet Group Ltd from 2010 to March 2015, and also was a Director of the Qatar Financial Center Authorities until March 2015 and Supervisory Board Member of Lufthansa AG until April 2015. He is a dual French and Swiss citizen. He holds a PhD in Economics from Sorbonne University, and a MA degree in Economics from Paris Dauphine University.

Charlene Begley, Age 49: Non-executive director. Charlene T Begley was appointed a non-executive director of WPP on 1 December 2013. Most recently, Ms Begley served as a Senior Vice President of General Electric Company and the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company. In this role, she had responsibility for $9 billion of revenue with the GE Appliances, Lighting and Intelligent Platforms businesses, as well as served as the company’s Chief Information Officer and led the Sourcing Council and Corporate Leadership Staff. As CIO, she managed a budget of $3.7 billion and led 10,000 IT professionals with a strong focus on business process excellence, simplification, collaboration and security and compliance. Over her career at GE, she served as President and Chief Executive Officer of GE Enterprise Solutions, GE Plastics, and GE Transportation. In addition, she led GE’s Corporate Audit Staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms Begley currently serves as a non-executive director and member of the Audit Committee of NASDAQ OMX and non-executive director and member of the Audit and Nominating Committees of Red Hat. Ms Begley was a director of Morpho Detection, Inc. and GE Fanuc JV. She was recognised as a Young Global leader on the World Economic Forum and Fortune’s “Most Powerful Women in Business”. Ms Begley graduated Magna Cum Laude from the University of Vermont in 1988 with a BS Degree in Business Administration.

Sir John Hood, Age 64: Non-executive director. Sir John Hood was appointed a director on 1 January 2014. An international education and business leader, he was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In his native New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as non-executive director of Fonterra Co-operative Group, ASB Bank Ltd, and other companies. Sir John currently serves as President & CEO of the Robertson Foundation, and as Chairman of Study Group Limited and BMT Group. He also serves as Chair of the Rhodes Trust and Teach For All. Sir John earned his PhD in Civil Engineering from the University of Auckland and then won a Rhodes Scholarship to Oxford, where he was awarded an MPhil in Management Studies. Sir John has been appointed a Knight Companion to the New Zealand Order of Merit.

Ruigang Li, Age 46: Non-executive director. Ruigang Li was appointed a director of WPP in October 2010. He is the Founding Chairman of CMC Capital Partners and CMC Holdings (CMC), China’s most prestigious platforms for media and entertainment investment and operation with an extensive coverage across the entire spectrum of traditional and internet space. Ruigang Li has led CMC to create a number of champions and emerging leaders in key sub-sectors including television, film, animation, sports, music, location-based entertainment, financial media, financial and media data services, advertising, e-commerce, ticketing, mobile video social network, game and education. Ruigang Li was the Chairman and President of SMG (Shanghai Media Group) for more than 10 years and successfully transformed SMG from a Shanghai-based provincial broadcaster into China’s leading media conglomerate with the most diversified business scope.

Daniela Riccardi, Age 56: Non-executive director. Daniela Riccardi was appointed a director on 12 September 2013. A prominent FMCG, retail-and-fashion products executive, she is Chief Executive Officer of Baccarat, the international luxury goods company, and was Chief Executive Officer of Diesel Group, the innovative fashion business. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, with 7,000 employees, and Vice President-General Manager for Eastern Europe & Russia. Ms Riccardi also sits on the Board of Kering. Ms Riccardi is a Magna Cum Laude graduate in Political Science and International Studies at Sapienza University of Rome and completed a Fellowship in Marketing at Yale University.

Nicole Seligman, Age 59: Non-executive director. Nicole Seligman was appointed a director on 1 January 2014. Most recently, Ms Seligman served as President of Sony Entertainment, Inc. and Sony Corporation of America and Sony Group Senior Legal Counsel. Until 2014, she was Executive Vice President and General Counsel of Sony Corporation. Previously, as a partner in the Washington law firm of Williams & Connolly, she counselled a wide range of clients, including major media companies, on complex litigation and commercial matters. She was a law clerk for US Supreme Court Justice Thurgood Marshall and was associate editorial page editor for the Asian Wall Street Journal. She was a Magna Cum Laude graduate of both Harvard College and Harvard Law School.

Hugo Shong, Age 60: Non-executive director. Hugo Shong was appointed a director on 13 May 2013. He is the Founding General Partner of IDG Capital Partners and president of IDG Asia/China. He joined IDG in 1991 as an associate to IDG’s founder and chairman, Patrick J. McGovern, for Asian business development after working for three years as a reporter and editor at Electronic Business and Electronic Business Asia magazine, where he launched over 40 magazines and newspapers in Asian countries, such as PC World Vietnam, the Chinese editions of NetworkWorld, Electronic Products, Cosmopolitan, Harper’s Bazaar, National Geographic, FHM and Men’s Health. In 1993, he helped IDG to set up China’s first technology venture fund, IDG Capital Partners, which now has $5 billion under management and an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip, Soufun and Xiaomi. He currently serves on the boards of China Jiuhao Health Industry Corp, which focuses on health maintenance and retirement community projects in China, and Mei Ah Entertainment Group, an entertainment company with interests in television, film and theatre listed on the Hong Kong Stock Exchange. Hugo has been a member of the board of trustees of Boston University since 2005. After completing his undergraduate studies at Hunan University, he attended the Chinese Academy of Social Sciences and earned a Master of Science from Boston University in 1987. He conducted graduate studies at the Fletcher School of Law and Diplomacy and has also completed the Advanced Management Program at Harvard Business School.

Timothy P. Shriver, Age 56: Non-executive director. Tim Shriver was appointed a director of WPP in August 2007. He is Chairman of Special Olympics and in that capacity, he happily serves together with over 4 million Special Olympics athletes in 170 countries, all working to promote health, education, and a more unified world through the joy of sports. Before joining Special Olympics in 1996, Shriver was and remains a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL), the leading school reform organization in the field of social and emotional learning. He is a member of the Council on Foreign Relations. Shriver earned his undergraduate degree from Yale University, a Master’s degree from The Catholic University of America, and a Doctorate in Education from the University of Connecticut. He has produced four films, written for dozens of newspapers and magazines, founded an ice cream company, and been rewarded with degrees and honors which he didn’t deserve but happily accepted on behalf of others.

Sally Susman, Age 54: Non-executive director. Sally Susman was appointed a director on 13 May 2013. She is currently executive vice president, Corporate Affairs for Pfizer, the world’s largest biopharmaceutical company. Sally also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, she was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She also held several senior corporate affairs posts at American Express, working in both London and the US. She started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce. She serves on the board of the International Rescue Committee and is a Trustee at the Library of Congress. Sally holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.

Sol Trujillo, Age 64: Non-executive director. Solomon D. (Sol) Trujillo was appointed a director of WPP in October 2010. He is an international business executive with three decades’ experience as CEO of high-cap global companies in the US, EMEA and Asia-Pac. A digital pioneer and long-time practitioner of market-based management, Sol was an early champion of high-speed broadband and the mobile internet to stimulate productivity and innovation across all sectors of the economy. Sol currently sits on corporate boards in the US, EU, and China and has managed operations in more than 25 countries around the world – including developed as well as emerging markets from the EU and North America to China, Australasia, Africa and the Middle East.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Introduction

The following sets out how the Compensation Committee has implemented the compensation policy that the share owners approved in 2014, and provides a reminder of the details of that policy as well as describing the key topics that have been considered in 2015.

At the 2015 AGM, 80% of share owners voted in support of the 2014 Compensation Committee Report. The committee carefully reviewed the reasons why 20% of share owners felt they needed to abstain or vote against the report and considered what was necessary to address their concerns. The primary reason for their vote related to the 2014 total compensation for the CEO. This ‘single figure’ was largely driven by the vesting of a five-year long-term incentive award that was granted under a plan approved by share owners in 2009 (‘LEAP III’), based on a plan first approved in 1999 (‘Original LEAP’). Of this ‘single figure’, 84% of the value realised resulted from the vesting of this long-term incentive award, with a further 8% being awarded to reflect short-term performance. The committee, while aware of the concerns, needs to remind share owners that the LEAP stock awards are contractual and it is not possible to reduce awards if the targets have been achieved. The committee was and remains comfortable that the value realised under LEAP aligned with very strong returns in terms of share price growth and strong dividend payments. It also reflected excellent annual and multi-year operating performance, with 2014 being another record-breaking year for the Group. The secondary reason for some share owners abstaining or voting against the report was the provision of a spousal travel benefit to the CEO. As a result, this benefit was removed, with the CEO’s agreement, as of 2015. Furthermore, Sir Martin Sorrell decided to repay the sum he received for spousal travel disclosed in last year’s report.

2015 was yet another record-breaking year for the Group with many performance highlights, including headline EBITDA exceeding £2 billion for the first time. Against this backdrop of excellent sustained long-term performance, the committee again expects share owner and media focus in 2016 to be on the total compensation for Sir Martin Sorrell. As will be detailed in the sections below, it is driven by the outstanding performance of the Company over the last five years relative to our peers and the market-leading returns delivered to share owners.

Pay for performance in 2015

A focus on performance and an ownership mindset are central to the culture at WPP, and the committee firmly believes the compensation programs are an important part of this principle. WPP incentivises its Executive Directors and other senior executives to deliver and drive sustainable share owner returns, with plans that measure performance over the short- and long-term. The annual performance of the Company is measured and rewarded under the short-term incentive plan. In 2015, performance against our key measures of like-for-like headline PBT growth of 9.3%, like-for-like net sales growth of 3.3% and constant currency net sales margin improvement of 0.4% were all excellent. For the financial component of the short-term incentive plan, this resulted in awards of 162% of target. The individual component for each Executive Director was based on areas of strategic importance to the Group, for which they are directly accountable. Details are set out later in the report, but in general performance was equally strong.

Since 2013, WPP has granted long-term incentive awards under a new plan: the Executive Performance Share Plan (EPSP). The design of this plan was strongly informed by share owner feedback, including the removal of the upside of five times the executives’ investment, potentially available under LEAP, and the incorporation of additional performance metrics. The historic long-term incentive plan, LEAP, under which the 2011 award was made, was a co-investment plan that required executives to pledge shares that would be matched at the end of the five-year performance period depending on the TSR performance of the Company relative to our peer group.

The 2011 awards, which vested in full on 14 March 2016, were based on performance over the five financial years to 31 December 2015. Over this period WPP achieved TSR of 134.9%, out-performing our peers and broader market indices in Europe and the US. This was underpinned by strong financial performance. The key performance highlights over the five-year performance period were:

•	More than doubling of market capitalisation to £20.2bn, represented by a 14.6% compound annual increase in share price

•	a 31.1% increase in revenue

•	a 44.4% increase in headline PBIT

•	a compound annual growth in the dividend of 20.2%

•	TSR that out-performed our most direct competitors, Omnicom and Publicis, as well as 95% of the FTSE 100, weighted by market capitalisation

•	An increase in permanent employees of 23% to 124,930

While the value of Sir Martin Sorrell’s award is very large, it was the result of an outstanding set of returns to share owners.

Pay policy and implementation

At the end of January 2015, Mark Read stood down from the Board to take up the role of CEO of Wunderman. We have prorated his compensation and benefits to reflect his time on the Board, as outlined in the report that follows.

During the year, the committee reviewed the base salary of the Chief Executive and Chief Financial Officer. The committee decided that in light of other pay and incentive rewards, no change to the level of base salary would be made. This means there haven’t been any changes to the Executive Directors’ base salaries since January 2013 for Sir Martin Sorrell, when his salary was reduced to its current level, and July 2013 for Paul Richardson.

Finally, in accordance with commitments made last year, we have implemented clawback arrangements to the cash bonus and EPSP awards. These arrangements take effect for 2016 and subsequent awards and permit a clawback of incentives for a period of up to three years after payment in the case of a prescribed event occurring. This amendment will work in tandem with the pre-existing malus clauses in the incentive plans.

Performance targets for 2016

As part of the Committee’s normal practice, in preparation for the 2016 EPSP awards, we have reviewed the ranges applied to the ROE and EPS measures and have concluded they remain appropriate, stretching and aligned to the guidance issued to share owners. The short-term incentive plan financial measures will remain the same as used in 2015.

Consultation with share owners

Our Executive Remuneration Policy will be re-presented to share owners for approval at the AGM in 2017. We plan to consult with our major share owners and representative bodies during 2016 to present our thoughts and seek their views.

At a glance

How we performed in 2015

Group financial performance measures:

Long-term total shareholder return performance1

Source Datastream. TSR calculated up until 31 December 2015.	Source Datastream. TSR calculated up until 31 March 2016.

Source: DataStream. TSR calculated up until 31 March 2016. “Peer Composite” comprises Havas, IPG, Omnicom and Publicis, and from its date of listing in 2001; Dentsu. All data has been converted on a daily basis into GBP. It is assumed that an investment is made on a market-cap weighted basis across all companies, redistributed at the end of each day.

[1]	TSR calculated using an averaging period of one-month (one-year TSR) or six months (longer-term TSR) in common currency.

How much the executive directors earned in 2015 (£000):

How we will implement our compensation policy in 2016

Key measures of five-year performance

	Policy		Implementation[1]
		2016	Sir Martin Sorrell	Paul Richardson
Base salary and fees	• 24-month review period	No change	£1,150,000	$945,000 + £100,000
Short-term incentives	• 70% financial and 30% personal strategic • One-year performance • 50% cash, 50% deferred WPP shares (two years)	No change	Opportunity: 0% – 435% Target: 217.5%	Opportunity: 0% – 300% Target: 200%
Long-term incentives	• TSR, EPS and ROE • Five-year performance • 100% WPP shares	No change	Opportunity: 0% – 975%	Opportunity: 0% – 400%
[1]	Opportunity and target expressed as a percentage of base salary and fees.

Implementation Report

Statement of share owner voting

In 2015, a number of share owners expressed concern at the overall level of pay for the Executive Directors. The compensation levels were driven by the maturing of a five-year LEAP award and the increase in the Company’s share price. The Compensation Committee acknowledges these concerns, but also recognises that the majority of share owners supported the remuneration resolution last year (see below). The Committee is content that the LEAP program has performed as intended and in the manner approved, with very strong share returns and share price performance delivering significant value to both share owners and management.

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Implementation report of the Compensation Committee	757,414,100	79.97	189,727,858	20.03	947,141,958	26,502,257

The Compensation Committee reinforced the existing malus provisions by implementing clawback. This will allow, in respect of performance year 2016 onwards, recovery of performance-related remuneration should it be determined that fraud, breach of fiduciary duty or a material misstatement caused determination of the amounts of performance-related remuneration paid or vested to be incorrect. Clawback will apply for three years post payment or vesting of an incentive award. As noted in the committee Chairman’s letter, the policy will be resubmitted to shareowners in 2017 for approval. Major share owners and representative bodies will be consulted in advance of the new policy being submitted for approval.

Directors Remuneration

For the fiscal year ended 31 December 2015 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £90.7 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.8 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive directors’ total remuneration received

Single total figure of remuneration in 2015 and 2014

		Base salary and fees	Benefits[4]	DEPs[5]	Pension	Short-term incentives[6]	Long-term Incentives[7]	Total annual remuneration
		£000	£000	£000	£000	£000	£000	£000
Sir Martin Sorrell[1]	2015	1,150	200	1,545	460	4,278	62,783	70,416
	2014	1,150	179	1,288	456	3,590	36,041	42,704
Paul Richardson[1,2]	2015	718	82	—	216	1,648	8,859	11,523
	2014	674	67	—	202	1,542	8,734	11,219
Mark Read[3]	2015	37	2	—	5	—	2,175	2,219
	2014	440	8	—	63	737	2,187	3,435
[1]	Any US dollar amounts received in 2015 have been converted into sterling at an exchange rate of $1.5288 to £1.
[2]

Paul Richardson’s base salary figure is denominated in US dollars other than his fee for directorship of WPP plc which amounts to £100,000. There has been no change in base salary over 2014 and differences to the 2014 value are due to a change in exchange rates.

[3]

Mark Read’s remuneration figures have been pro-rated to align with the time spent as an Executive Director of WPP. The long-term incentive figure has been pro-rated to reflect the 4 years and 1 month of the 5-year performance period in which Mark Read served as a member of the WPP Board. There was no short-term incentive entitlement in relation to his time on the Board in 2015. Mark Read stepped down from the WPP Board on 27 January 2015.

[4]	Details of benefits are set out below. The 2014 benefits figure for Sir Martin Sorrell has been adjusted to reflect his personal decision to repay a sum of £274,000 in respect of spousal travel costs.
[5]

Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable during 2015 totaling £1,545,340, £1,288,191 during 2014, in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements, these agreements that now comprise the awards granted under the Capital Investment Plan in 1995.

[6]

This is the aggregate amount awarded for the 2015, and 2014, financial years’ performance. The awards are delivered equally in a deferred share bonus in the form of an ESA which vests two years from the date of grant subject to continued employment and cash.

[7]	This is the value of the 2011, and 2010, LEAP awards which vested in 2016, and 2015, following the end of the five-year performance period on 31 December 2015, and 31 December 2014.

Fixed elements of remuneration

Base salary and fees

	Effective/last review date	Contractual salary and fees 000	Base salary and fees received in 2015 000
Sir Martin Sorrell	1 January 2015	£1,150	£1,150
Paul Richardson	1 July 2015	$945 and £100	$945 and £100
Mark Read[1]	1 July 2013	£440	£37
[1]	Mark Read’s base salary and fees value represent the pro-rated amount up to his retirement from the Board on 27 January 2015.

Each Executive Director receives a fee of £100,000 for their directorship of WPP plc, included above. The base salary and fees for the Executive Directors are reviewed, but not necessarily changed, every 24 months.

Benefits, dividend equivalent payments and pension

	2015 Benefits £000	2015 DEPs £000
Sir Martin Sorrell	200	1,545
Paul Richardson	82	—
Mark Read[1]	2	—

The benefits shown are those provided to the executive directors that are deemed taxable in the UK, or those that would be taxable if Paul Richardson were resident in the UK. The value of benefits received that are detailed in the numbers above include car and/or car allowance, healthcare, life assurance, long-term disability allowance and a per diem housing allowance paid when the executive uses their own accommodation when travelling outside of their home country. The table above also includes share owner-approved dividend equivalent payments of £1,545,340, £1,288,191 during 2014, which are due on certain of Sir Martin Sorrell’s deferred share awards. The following table provides a breakdown of the key taxable benefits for 2015:

	Car benefits £000	Healthcare £000	Accommodation allowance £000	Other expenses £000
Sir Martin Sorrell	37	54	47	62
Paul Richardson	24	12	23	23
Mark Read[1]	—	0.2	—	2

	Contractual pension (% of base salary and fees)	2015 Pension £000
Sir Martin Sorrell	40%	460
Paul Richardson	30%	216
Mark Read[1]	15%	5
[1]	Mark Read’s benefit and pension values represent the pro-rated amount up to his retirement from the Board on 27 January 2015.

All pension benefits for the executive directors are provided on either a defined contribution or a cash allowance basis. Only the aggregate of base salary and fees is pensionable. No changes have been made to pension contribution rates in the last year.

Variable elements of pay

Short-term incentive

This section summarises the Compensation Committee’s assessment of the Executive Directors’ performance during 2015 under the short-term incentive plan. Mark Read was ineligible for a short-term incentive in respect of his Executive Director role from 1 January 2015 to 27 January 2015.

2015 short-term incentive plan outcome (percentages expressed relative to base salary and fees)

	Actual short-term incentive received	Attributed to financial objectives	Attributed to personal objectives	Total 2015 short-term incentives £000
Sir Martin Sorrell	372%	247%	125%	4,278
Paul Richardson	230%	184%	46%	1,648

According to our policy, 50% of the 2015 short-term incentive will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral requirement. ESAs are subject to malus provisions.

Performance against financial objectives

Performance against all financial objectives is calculated on a pro forma (‘like-for-like’) basis other than net sales margin that is calculated on a constant currency basis. The key financial short-term incentive plan objectives for all the Executive Directors are consistent with 2014 and provide a robust basis for assessing financial achievement.

As illustrated below, the 2015 financial performance of the Group was very strong. For the Group CEO and CFO, strong headline PBT and net sales margin improvement produced performance well above target, achieving 93% and 90% of the maximum award respectively. The net sales growth achieved an above target performance equivalent to 82% of the very ambitious maximum.

Group performance (CEO and CFO)

Performance against individual strategic objectives (30% of the award)

Executive director	Personal measure 2015	Clarification of measures	Maximum potential (% of base salary and fees)	Award received (% of maximum)
Sir Martin Sorrell	Leadership planning	Actively managing the process of strengthening the Group’s senior leadership teams through internal development, promotions, transfers and external hires.	131%[1]	95%
	Strategic planning & execution	Key focus areas include maintaining creative excellence; driving strategy in the digital, data, analytics and new markets; improving the effectiveness of the WPP horizontality approach to enhance client service delivery.
Paul Richardson	Working capital management	Improving year-on-year rolling average net working capital as a percentage of the annual revenue trend.	90%[2]	51%
	WPP IT transformation	Implementing a transformational program of outsourcing IT services to produce enhanced service and cost savings in future years.
	Financial control	Demonstrating measures taken to improve operating company balance sheet control and management.
[1]	Figure relates to 30% of the 435% maximum bonus potential for Sir Martin Sorrell.
[2]	Figure relates to 30% of the 300% maximum bonus potential for Paul Richardson.

2015 short-term incentive plan awards

Based on the performance set out above, the short-term incentive award for each executive was:

	Base salary and fees 000	Target bonus % of base salary and fees	Maximum bonus % of base salary and fees	2015 award % against target/ maximum	Total 2015 short-term incentive award 000
Sir Martin Sorrell	£1,150	217.5%	435%	171%/86%	£4,278
Paul Richardson	$945+£100	200%	300%	115%/77%	£1,648

As noted above, 50% of the 2015 bonus is delivered in the form of WPP shares as an Executive Share Award (ESA). These shares are granted post determination of the annual bonus achievement and will vest, subject to continued employment, two years later.

Short-term incentive weightings and measures for 2016

The Committee has reviewed the performance objectives and weightings for 2016 to ensure continued alignment with the Company’s strategies. The weighting of financial objectives (70%) and individual strategic objectives (30%) will remain unchanged as will the Group financial measures of headline PBT growth, net sales margin improvement and net sales growth.

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

Long-term incentives

2011 – 2015 LEAP III awards vesting

The 2011 awards were granted under LEAP III, the long-term incentive plan which in 2013 was replaced by the EPSP. Vesting of LEAP awards was solely dependent on WPP’s relative TSR performance measured in common currency, against a custom group of WPP’s comparators (Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom and Publicis) weighted by their respective market capitalisation.

Over the five-year investment and performance period, WPP out-performed 93% of the weighted peer group including both Omnicom and Publicis, WPP’s largest and most comparable multi-line competitors. Over the period, WPP delivered TSR of 135% which means that a shareholding of £100 at the start of the period would be worth £235 at the end. On a relative basis, underlying financial and operational performance was also strong over the five year period, consistent with the TSR outcome.

Aegis and Arbitron, two of the comparator companies, were taken over during the investment and performance period by Dentsu and Nielsen, respectively. In line with the guidelines previously established by the committee, the two companies remained in the comparator group as they were both listed for more than 40% of the investment and performance period. Their TSR performance was calculated assuming reinvestment into a synthetic stock of the remaining comparators. This was with effect from the date immediately before which it was independently determined that the share price was affected by either a takeover premium or speculation.

WPP’s TSR performance relative to the comparator group resulted in a match to the executive directors pledged shares of 500%, equating to the maximum award.

	Number of shares vesting	Share price on vesting £	Value of match at grant price of £6.6475 £000	Value added due to share price appreciation and dividends £000	2015 Long-term incentives £000
Sir Martin Sorrell	3,982,605	15.76435	23,637	39,146	62,783
Paul Richardson	561,940	15.76435	3,335	5,524	8,859
Mark Read[1]	137,959	15.76435	819	1,356	2,175
[1]	Mark Read was an executive director of WPP plc until 27 January 2015. Accordingly, his LEAP award shown in the table represents the pro-rated amount of his total award.

2015 EPSP awards granted

In 2015, the executive directors, along with a select number of senior executives within the Group, were granted awards under the Executive Performance Share Plan (EPSP). The 2015 awards are subject to three equally weighted independent performance conditions, being relative TSR, EPS and ROE. Performance is measured over the five financial years starting in 2015 as follows:

Measure	Total Shareholder Return (TSR)	Earnings Per Share (EPS)	Return On Equity (ROE)
Weight	One-third	One-third	One-third
Nature	Relative to peers	WPP growth	WPP absolute
Performance zone (threshold to maximum)	Median to upper decile	7% – 14% compound annual growth	15% – 18% annual average[1]
Payout		Below threshold: 0% of element vests Threshold: 20% of element vests Maximum or above: 100% of element vests Straight-line vesting between threshold and maximum
Performance period		Five-years ending on 31 December 2019
[1]	The ROE measure for EPSP awards issued in 2013 and 2014 was a 10% to 14% average return.

As in previous years, WPP’s TSR performance is compared to companies representing our most relevant, listed global competitors, weighted by market capitalisation. In 2015, the comparator group comprised Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom and Publicis. TSR performance will be calculated on a market capitalisation-weighted basis in both common and local currency (weighted equally). Using a dual basis ensures that the interests of both local and international investors are reflected in the performance measures.

The following interests were awarded on 9 June 2015 at the preceding five-day average share price of £15.172 (ordinary shares) or $115.88 (ADRs).

	Basis and level of award (% of salary and fees)	Award over	Number of interests awarded	Face value at date of grant 000
Sir Martin Sorrell	974%	Ordinary Shares	738,267	£11,201
Paul Richardson	400%	ADRs	37,970	$4,400
Mark Read	200%	Ordinary Shares	65,910	£1,000

EPSP measures and targets for 2016-2020

Following review, the committee agreed that the EPSP measures and targets that will be applied to awards made in 2016 will be the same as used in 2015 and detailed above.

Aligning pay and performance

As set out in the Executive Remuneration Policy, the Committee seeks to align variable remuneration with the key strategic priorities of WPP, maximising the dynamic between pay and performance.

This dynamic is contingent upon the Committee setting challenging targets each year. The following graph and table demonstrate the relationship between pay and performance over the last seven years for the Group chief executive.

[1]

Growth in the value of a hypothetical £100 holding of WPP ordinary shares over seven years against an equivalent holding in the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one-month average of trading day values. Source: DataStream.

[2]	Calculated using the single figure methodology.
[3]	TSR calculated using a one-month trading day average, consistent with the data shown in the graph.
[4]	TSR calculated using a six-month averaging period, consistent with the calculation methodology under LEAP/EPSP.

Relative importance of spend on pay

The following table sets out the percentage change in total staff costs, headcount, dividends and share buy-backs.

	2015	2014	% change
Total staff costs	£6,652.6m	£6,440.5m	+3.29%
Headcount – average over the year	124,930	121,397	+2.91%
Dividends and share buy-backs	£1,133.4m	£970.8m	+16.75%

Relative change in pay for the Group chief executive

The following table summarises the change in the Group chief executive’s base salary and fees, taxable benefits and annual bonus, compared to that of all full-time employees within the Group.

	Base salary and fees	Taxable benefits[1,2]	Annual bonus[3]
Group chief executive	0.0%	+11.7%	+19.2%
All employees	+3.3%	+4.2%	+8.5%

[1]

Taking into account the worldwide structure and size of the Group, and given the need to calculate benefits on the basis that an individual is resident in the UK for tax purposes, collating data on all employees was not practicable. As a result, the population for the taxable benefits consists of UK employees only.

[2]	The taxable benefits percentage figure for the Group chief executive is calculated using the figure post his election to repay a sum of £274,000 in respect of spousal travel costs incurred in 2014.
[3]	The annual bonus data for the Group chief executive uses the short-term incentive figures set out on page 43.

Non-executive directors’ fees

The fees due to non-executive directors, last reviewed on 1 July 2013, are set out below (£000).

Chairman	475
Non-executive director	70
Senior independent director	20
Chairmanship of Audit or Compensation Committee	40
Chairmanship of Nomination and Governance Committee	15
Member of Audit or Compensation Committee	20
Member of Nomination and Governance Committee	10

Non-executive directors’ total remuneration received

The single total figure of remuneration table below details fee payments received by the non-executive directors while they held a position on the Board. During both 2014 and 2015, the Company met the cost (including national insurance and income tax, where relevant) of expenses incurred by the non-executive directors in performing their duties of office, in accordance with the policy set out on page 61.

In 2015, the disclosable value of the expenses that would be chargeable to UK income tax totalled £148,276 (including £50,735 of national insurance and income tax, where relevant).

	Fees £000
	2015	2014
Philip Lader[1]	211	475
Roberto Quarta[2]	305	—
Roger Agnelli[3]	114	120
Jacques Aigrain	121	110
Charlene Begley	100	96
Colin Day[1]	58	130
Sir John Hood	110	100
Ruigang Li	96	100
Daniela Riccardi	88	90
Jeffrey Rosen[1]	62	150
Nicole Seligman	86	90
Hugo Shong	112	120
Timothy Shriver	106	119
Sally Susman	80	80
Sol Trujillo	106	110

[1]	Retired from the WPP Board following the 2015 AGM (9 June 2015).
[2]	Received no fees in 2014.
[3]	Roger Agnelli tragically died on 19 March 2016.

No compensation for loss of office was paid to non-executive directors who stepped down during the year.

Past directors

During 2015, payments were made to past directors who continued to provide advisory services to the Company. Payments were made to Stanley (Bud) Morten and John Quelch both having stepped down from the Board in June 2013. A payment of £83,726 was made to Mr Morten in respect of advisory services provided to the WPP Group. A payment of £18,176 was made to Mr Quelch in respect of educational presentations he gave to companies within the WPP Group and also in respect of advisory services provided to the WPP Group. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enables the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector.

Outstanding share-based awards

Executive Share Awards (ESAs) held by executive directors

All Executive Share Awards granted under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include the 2015 ESAs as these will not be granted until after publication of the Annual Report. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of Shares/ADRs granted[2]	Face value on grant date 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2012 ESA	30.05.13	£11.6450	132,139	£1,539	7,095	139,234	09.03.15	£15.6105	£2,174
	2013 ESA	27.05.14	£12.8850	159,691	£2,058	—	—	06.03.16	—	—
	2014 ESA	27.05.15	£15.8350	113,347	£1,795	—	—	06.03.17	—	—
Paul Richardson[1]	2012 ESA	30.05.13	$88.3100	12,575	$1,110	664	13,239	09.03.15	$117.3730	$1,554
	2013 ESA	27.05.14	$108.100	12,970	$1,402	—	—	06.03.16	—	—
	2014 ESA	27.05.15	$121.720	9,817	$1,195	—	—	06.03.17	—	—
Mark Read	2012 ESA	30.05.13	£11.6450	24,452	£285	1,312	25,764	09.03.15	£15.6105	£402
	2013 ESA	27.05.14	£12.8850	31,046	£400	—	—	06.03.16	—	—
	2014 ESA	27.05.15	£15.8350	23,263	£368	—	—	06.03.17	—	—
[1]	Paul Richardson’s ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.

Long-term incentive plans – Leadership Equity Acquisition Plan (LEAP III)

The following table summarises all of the awards outstanding under LEAP III.

Name	Award date		Investment and performance period	Number of investment shares/ ADRs	Share/ ADR price on grant date	Maximum number of matching units at 1 Jan 2015[2]	During 2015				Maximum number of matching units at 31 Dec 2015	Share/ ADR price on vesting	Value on vest/ deferral date 000
							Granted/ (Lapsed units	)	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell
	24.11.10		01.01.10-31.12.14	416,666	£7.2475	2,083,330	—		243,615	2,326,945	—	£15.4887	£36,041
	07.12.11		01.01.11-31.12.15	711,159	£6.6475	3,555,795	—		—	—	3,555,795	—	—
	10.12.12		01.01.12-31.12.16	431,034	£8.5975	2,155,170	—		—	—	2,155,170	—	—
Paul Richardson
	24.11.10		01.01.10-31.12.14	100,968	£7.2475	504,840	—		59,030	563,870	—	£15.4887	£8,734
	07.12.11		01.01.11-31.12.15	100,344	£6.6475	501,720	—		—	—	501,720	—	—
	10.12.12	[1]	01.01.12-31.12.16	15,517	$69.2500	77,585	—		—	—	77,585	—	—
Mark Read
	24.11.10		01.01.10-31.12.14	25,281	£7.2475	126,405	—		14,780	141,185	—	£15.4887	£2,187
	07.12.11		01.01.11-31.12.15	30,166	£6.6475	150,830	—		—	—	150,830	—	—
	10.12.12		01.01.12-31.12.16	23,276	£8.5975	116,380	—		—	—	116,380	—	—

[1]	Paul Richardson’s 2012 LEAP award was granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.

Long-term incentive plans – Executive Performance Share Plan

The following table summarises all of the awards outstanding under the Executive Performance Share Plan.

	Grant date	Performance period	Maximum number of nil cost options over shares/ADRs awarded[2]	Share/ ADR price on grant date	During 2015
					Options vested/ (lapsed)	Additional dividend shares	Options exercised or deferred	Maximum number of nil cost options over shares/ADRs at 31 Dec 2015
Sir Martin Sorrell	28.06.13	01.01.13-31.12.17	1,032,540	£10.8480	—	—	—	1,032,540
	04.06.14	01.01.14-31.12.18	867,756	£12.9080	—	—	—	867,756
	09.06.15	01.01.15-31.12.19	738,267	£15.1720	—	—	—	738,267
Paul Richardson[1]	28.06.13	01.01.13-31.12.17	52,026	$83.4186	—	—	—	52,026
	04.06.14	01.01.14-31.12.18	40,927	$107.9960	—	—	—	40,927
	09.06.15	01.01.15-31.12.19	37,970	$115.8800	—	—	—	37,970
Mark Read	28.06.13	01.01.13-31.12.17	78,355	£10.8480	—	—	—	78,355
	04.06.14	01.01.14-31.12.18	68,174	£12.9080	—	—	—	68,174
	09.06.15	01.01.15-31.12.19	65,910	£15.1720	—	—	—	65,910

[1]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.

Full details of the 2015 EPSP award, including performance measures and targets, can be found on page 47.

Implementation of reward policy for management outside the Board

As noted on pages 57 to 59, the Company uses share-based compensation across the workforce to incentivise, retain and recruit talent and to encourage a strong ownership culture among employees. The use of the main share plans in 2015 is described below.

The Restricted Stock Plan

The WPP Leaders, Partners and High Potential program provided awards to approximately 1,700 of our key executives in 2015. Awards will vest three years after grant, provided the participant is still employed within the Group. Awards are subject to malus conditions and for awards granted in 2016 onwards, clawback conditions will also apply.

WPP Share Option Plan 2015

At the 2015 AGM share owners approved the WPP Share Option Plan 2015 as the replacement for the Executive Stock-Option Plan and Worldwide Ownership Plan.

During 2015, the WPP Share Option Plan 2015 was used to make awards to over 48,000 employees. By 31 December 2015, options under this plan, and its predecessor plan, the Worldwide Ownership Plan, had been granted to approximately 147,000 employees over 72.9 million shares since March 1997.

During 2015, approximately 20,000 WPP employees who had received awards under the Worldwide Ownership Plan, took advantage of the rising share price and exercised their options.

While the WPP Share Option Plan 2015 provides the authority to make executive option awards in addition to all-employee awards, no executive option awards were granted in 2015.

Share incentive dilution for 2005 to 2015

The share incentive dilution level, measured on a 10-year rolling basis, was at 2.9% at 31 December 2015 (2014: 2.7%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the ESOPs or in treasury.

Executive Remuneration Policy

The Compensation Committee would like to present the Executive Remuneration Policy. This is the policy that was approved by share owners at the 2014 AGM. It is the intention of the committee that this policy will be maintained for three years from approval. In 2015, the Policy was amended to remove references that were specific to Mark Read who retired from the Board on 27 January, include references to clawback provisions being included in the incentive plans; and inclusion of share ownership guidelines for non-executive directors. The policy is subject to periodic reviews during its operation. The committee believes that this policy continues to align with the Company’s mission statement and business objectives and no changes are being put to share owners for consideration at this year’s AGM.

WPP’s compensation philosophy

Our mission statement and our six business objectives shape our compensation philosophy. Broadly, our Executive Remuneration Policy is determined by three guiding principles:

•	performance driven reward;

•	competitiveness; and

•	alignment with share owner interests.

Specifically, our six business objectives (as set out on pages 15 and 16) are reflected in the design of our compensation plans as set out below:

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

During 2013, the committee consulted with share owners on the design of the EPSP. The selection of performance measures took account of the feedback received. More generally, formal and informal share owner feedback was used by the committee when drafting this Executive Remuneration Policy.

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
Short-term incentives (details of how performance measures and targets are set are included in the notes to this table on pages 57 to 59)

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

Clawback provisions

The committee has the ability to clawback cash bonus, earned in respect of the performance year 2016 or after, in the three years post payment in certain situations, including when fraud, breach of fiduciary duty or a material misstatement has affected the level of any performance-related remuneration.

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
Long-term incentives (details of how performance measures and targets are set are included in the notes to this table on pages 57 to 59)
Executive Performance Share Plan (EPSP) To incentivise long-term performance and to focus on long-term retention and strategic priorities, while maximising alignment with share owner interests.

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

Clawback provisions

The committee has the ability to clawback the amount net of tax received by an executive from the proceeds of the vesting of an award granted in 2016 or later years, in the three years post payment, in certain situations, including when fraud, breach of fiduciary duty or a material misstatement has affected the level of any performance-related remuneration.

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

WPP is committed to encouraging strong performance through a reward system that aligns management’s interests with those of share owners.

From a compensation perspective, this is encouraged in a number of ways:

•	senior executives participate in the same long-term incentive plan as the executive directors, which is designed to incentivise growth, capital efficiency and share price appreciation; and

•	share ownership is encouraged for the WPP Leaders (approximately the top 300 executives), all of whom have stretching ownership goals.

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

Executive Stock Option Plan

The ExSOP is used to make special grants of options in order to attract or retain key talent. Awards are made infrequently and executive directors are ineligible to participate, other than in a recruitment situation (see page 65). This plan expired in 2015 and was replaced by the WPP Share Option Plan 2015.

Share Option Plan 2015

The WPP Share Option Plan 2015 is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. This plan replaced the legacy Worldwide Ownership Plan.

The WPP Share Option Plan 2015 also has the capability to make grants of executive options in order to attract or retain key talent. Such awards are made infrequently.

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

Executive Remuneration Policy table – chairman and non-executive directors

The following table sets out details of the ongoing compensation elements for WPP’s chairman and non-executive directors. No element of pay is performance-linked.

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

During 2015, the Board met six times formally and held 17 committee meetings throughout the year.

Attendance of directors at meetings	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee
Roberto Quarta (Chairman)[1,4]	6	8	4	3
Sir Martin Sorrell	6	—	—	—
Paul Richardson	6	8	—	—
Philip Lader[1,3]	3	5	—	2
Roger Agnelli[2,6,7]	6	8	4	2
Jacques Aigrain	6	8	5	—
Charlene Begley	6	8	—	4
Colin Day[3]	3	5	4	—
Ruigang Li6	4	—	3	1
Nicole Seligman[6]	6	—	5	—
Daniela Riccardi[2,6]	5	—	3	1
Jeffrey Rosen[3]	3	5	4	2
Hugo Shong[5,6]	6	5	4	4
Sir John Hood	6	—	5	—
Tim Shriver[2]	5	—	5	3
Sally Susman	6	—	—	3
Sol Trujillo[6]	6	7	4	—

[1]	By invitation, and whilst chairman, Philip Lader and then Roberto Quarta attended all of the Audit Committee meetings.
[2]	Roger Agnelli and Tim Shriver retired from and Daniela Riccardi was appointed to the Nomination & Governance Committee on 10 October 2015.
[3]	Philip Lader, Colin Day and Jeffrey Rosen retired on 9 June 2015.
[4]	The chairman was appointed to the Compensation Committee and the Nomination and Governance Committee on 9 February 2015.
[5]	Hugo Shong retired from the Audit Committee on 10 October 2015.
[6]	Roger Agnelli, Ruigang Li, Daniela Riccardi, Hugo Shong, Nicole Seligman and Sol Trujillo retired from the Compensation Committee on 10 October 2015.
[7]	Roger Agnelli tragically died on 19 March 2016.

The role of the chairman

The Board is chaired by Roberto Quarta, who chairs the Nomination and Governance Committee and is a member of the Compensation Committee and attended all meetings of the Audit Committee at the invitation of its chairman. The chairman provides the leadership of the Board and is the main point of contact between the Board and the CEO. The chairman represents the Board in discussions with share owners and investor bodies, ensures that systems are in place to provide directors with timely and accurate information, represents the Company in external gatherings, and is also responsible for the Board governance principles. He has led the Board evaluation process, restructuring of the committee membership, and the ongoing emphasis on management development and CEO and senior management succession planning.

The role of the senior independent director

The senior independent director is Nicole Seligman who is available to share owners and acts as a sounding board for the chairman and as an intermediary for the other directors with the chairman, when necessary. The senior independent director’s role includes responsibility for the chairman’s appraisal and succession. The Board announced the appointment of Nicole Seligman as senior independent director on 4 April 2016, following the recommendation of the Nomination and Governance Committee and succeeding Jeffrey Rosen who retired at the 2015 AGM. Nicole Seligman was appointed to the Board in January 2014 and has served on the Compensation Committee and attends the other committee meetings at the invitation of the chairmen of those committees.

Non-executive directors

The non-executive directors have a diverse range of skills, experience and backgrounds. As detailed in their biographies in Item 6A, the non-executive directors work across the globe in media and advertising, investment banking and investment management, pharmaceuticals, logistics and bioenergy, airlines, FMCG, international management consulting, private equity and angel investing, business education, manufacturing, consumer products and retail management, internet start-ups, government and non-profit organisations. They provide constructive challenge and assistance to the Group chief executive in developing the Group’s strategy. All directors have access to the services of the Company Secretary and may take independent professional advice at the Company’s expense in conducting their duties. The Company provides insurance cover for its directors and officers.

The composition of the Board

The Board is composed of 13 directors. Two current members are executive directors and 11, including the chairman, are non-executive directors. The independence of each non-executive director is assessed annually by the Board. The Board has confirmed that all of the non-executives standing for re-election at the 2016 AGM continue to demonstrate the characteristics of independence.

Succession: Board and committee membership

The following changes to the Board’s roles and composition took place during 2015 and early 2016:

•	Nicole Seligman has succeeded Jeffrey Rosen as the senior independent director.

•	Jacques Aigrain has succeeded Colin Day as chairman of the Audit Committee. Jacques Aigrain has been a member of the Audit Committee since joining the Board in May 2013.

•	Roberto Quarta succeeded Philip Lader as chairman of the Group and as chairman of the Nomination and Governance Committee.

•	Roger Agnelli, who was a member of the Audit Committee, tragically died on 19 March 2016.

Time commitment

Letters of appointment for non-executive directors do not set out a fixed time commitment for Board attendance and duties but give an indication of the likely time required. It is anticipated that the time required by directors will fluctuate depending on the demands of the business and other events.

Development

On joining WPP, non-executive directors are given an induction which includes one-to-one meetings with management and the external auditors, briefings on the duties of directors of a Jersey company, the Share Dealing Code, WPP Code of Conduct and the UK Corporate Governance Code. The induction also covers the Board committees that a director will join. All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group’s operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group’s businesses on a global basis. One Board meeting a year is held in a location other than London or New York. In 2015, the Board met in Beijing, where it received briefings from all the heads of the Group’s Asia Pacific operations. In 2016, in Berlin, the Board will review the Group’s European operations.

Evaluation

WPP undertakes an annual review of the Board, its committees and individual directors. The annual evaluation of the Board’s and all committees’ effectiveness was commenced at the end of 2015 following the appointment of the new chairman and the realignment of the committee memberships. The evaluation process is being externally facilitated by Dr Tracy Long of Boardroom Review Limited who has no other connection with the Group. Dr Long has attended Board and committee meetings as an observer and has held one-to-one discussions with each director and the Company Secretary. The expert’s observations from these discussions and meetings are being reviewed by the Board with proposals being made to the full Board as to improving Board effectiveness. The results of the evaluation will be considered in the 2015 Sustainability Report to be published shortly and discussed as part of the ongoing dialogue with share owners.

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

With only specific exceptions to ensure Board continuity, non-executive directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and US standards and which is nine years.

Diversity

WPP recognises the importance of diversity, including gender, at all levels of the Group as well as the Board.

WPP is committed to increasing diversity across its subsidiaries and supports the development and promotion of all talented individuals. As at 31 December 2015, women comprised 29% of the WPP Board and 33% of non-executive directors, 31% of Board members and executive leaders in the subsidiaries, 46% of senior managers and 54% of total employees. As at the date of this report, women comprised 31% of the WPP Board and 36% of non-executive directors.

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

Other elements of fixed pay will be set in accordance with the policy table, and a new appointment may require the committee to rely on the authorised discretion (as set out on page 57) to make payments related to relocation, for example, in order to facilitate the appointment.

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

Loss of office provisions

Fixed compensation elements

As noted above, the service contract of Paul Richardson provides for notice to be given on termination.

The fixed compensation elements of the contract will continue to be paid in respect of any notice period. There are no provisions relating to payment in lieu of notice. If an executive director is placed on garden leave, the committee retains the discretion to settle benefits in the form of cash. The executive directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in share owner interests, the committee will encourage executive directors to use their leave entitlements, prior to the end of their notice period.

Except in respect of any remaining notice period, no aspect of any executive director’s fixed compensation is payable on termination of employment. Sir Martin Sorrell’s service contract contains an indemnity, subject to certain conditions relating to previously deferred awards, from WPP in respect of any US tax which is charged under section 280G as a result of a termination linked to a change in control of WPP. Further details are on page 67.

Short- and long-term compensation elements

If the executive director is dismissed for cause, there is not an entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the following table summarises the relevant provisions from the directors’ service contracts (cash bonus) and the plan rules (RSP, EPSP and LEAP III), which apply in other leaver scenarios. As noted on page 57, the committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

Cash bonus	The executive directors are entitled to receive their bonus for any particular year provided they are employed on the last date of the performance period.

ESA	Provided the executive director is a Good Leaver, unvested awards will be reduced on a time pro-rata basis and paid on the vesting date.

EPSP	• The award will lapse if the executive leaves during the first year of a performance period.

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

Other pre-existing terms that apply to Sir Martin Sorrell

•

Sir Martin Sorrell’s deferred LEAP awards and his DSUs (as set out on page 60) will be paid out unconditionally on termination of employment. The performance requirements in respect of these awards have already been met, the awards have vested and are therefore no longer subject to any leaver provisions.

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

Share ownership guidelines

Non-executive directors are required to accumulate shares with a value equivalent to one-year’s fees on a post-tax basis during their tenure.

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

Governance in relation to compensation

Compensation Committee members
Attendance at 5 meetings in 2015
Committee effective 10 October 2015
Sir John Hood (Chairman)	5
Jacques Aigrain	5
Roberto Quarta[1]	5
Tim Shriver	5
Pre-October committee members
Roger Agnelli[2,3]	4
Colin Day[4]	4
Ruigang Li2	3
Daniela Riccardi[2]	3
Jeffrey Rosen[4]	4
Nicole Seligman[2]	4
Hugo Shong[2]	4
Sol Trujillo[2]	4
[1]	Appointed to the Compensation Committee at the WPP Board meeting held on 9 February 2015.
[2]	Retired from the Compensation Committee on 10 October 2015.
[3]	Roger Agnelli tragically died on 19 March 2016.
[4]	Retired from the WPP Board on 9 June 2015, following the AGM.

During 2015, the Nomination and Governance Committee reviewed the composition of each of the Board committees and the Board agreed, following that review, to realign and reduce committee memberships in October 2015. The goal was to reflect the skills and interests of the respective directors, matching these with the needs of the Board. Therefore the Compensation Committee membership was amended as detailed in the table above.

During 2015, the Compensation Committee met five times on a formal basis, with additional meetings held as needed.

The committee members have no personal financial interest (other than as a share owner as disclosed on page 76) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses.

The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/wpp/about/howwebehave/governance/, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. In particular, the Committee invites certain individuals to attend meetings, including the Group chief executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the company secretary, the chief talent officer and the worldwide compensation & benefits director.

The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Company’s external advisors.

External advisors

The committee retains Willis Towers Watson to act as independent advisors. Willis Towers Watson is engaged to provide advice to the Compensation Committee and to work with management on matters related to our Executive Remuneration Policy and Practices. Willis Towers Watson is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. In light of this, and the level and nature of the service received, the committee remains satisfied that the advice is objective and independent.

Willis Towers Watson provides limited other services at a Group level, however some of the operating companies may engage advisors, including Willis Towers Watson, at a local level.

In 2015, Willis Towers Watson received fees of £87,190 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

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

Review of the Audit Committee

Audit Committee members
Attendance at 8 meetings in 2015
Jacques Aigrain (Chairman)	8
Colin Day[1]	5
Sol Trujillo	7
Jeffrey Rosen[1]	5
Roger Agnelli[3]	8
Charlene Begley	8
Hugo Shong[2]	5
[1]	Colin Day and Jeffrey Rosen retired from the committee on 9 June 2015.
[2]	Hugo Shong retired from the committee on 10 October 2015.
[3]	Roger Agnelli tragically died on 19 March 2016.

The audit committee held eight meetings during the year, which were attended by Deloitte LLP, the Company’s external auditor, the Company’s chairman, the Group finance director, the director of internal audit, the Group chief counsel, the Group chief accountant and the Company Secretary.

Committee responsibilities and how they were discharged in 2015

The discussion below addresses the main matters covered by the committee’s terms of reference as well as certain additional matters dealt with during 2015:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements;

•	reviewing internal controls and internal audit activities;

•

assisting the Board in meeting its responsibilities in respect of carrying out a robust assessment of the principal risks affecting the Group and reviewing and reporting on the systems and key elements of risk management as they affect the Group;

•

reviewing the Group Treasury policy with particular focus on debtors, funding foreign exchange and cash management and the continued ability of the Group to adopt the going concern basis in preparing financial statements;

•	reviewing reports on any material litigation or regulatory reviews involving Group companies;

•	reviewing the Group’s mergers and acquisitions strategy, any significant acquisitions, the earnout payments profile review and integration processes and the debt financing by the Group;

•	reviewing GroupM’s media trading model and its risk assessment processes;

•	reviewing the Group’s tax strategy;

•

monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NASDAQ and the Jersey Financial Services Commission and changes to the UK Corporate Governance Code;

•	overseeing continued compliance with Section 404 of SOX, through regular status reports submitted by the internal and external auditors;

•	reviewing the Group’s IT transformation project and integration initiatives; and

•	reviewing issues raised on our Right to Speak helpline and the actions taken in response to those calls.

Fair, balanced and understandable

A sub-committee of the Board including two members of the audit committee examined whether the Annual Report and Accounts for 2015 was fair, balanced and understandable and provided the information necessary for share owners to assess the Group’s position, performance, business model and strategy. The sub-committee received an early final draft of the report for review and comment, as well as a report from the Disclosure Committee as to the governance relating to compilation of the report.

Financial reporting and significant financial judgements

The management team make key decisions and judgements in the process of applying the Group’s accounting policies. These key judgements were detailed in reports to the committee in respect of 2015 which were then examined by the committee and discussed with management.

Deloitte also reported to and discussed with the committee whether suitable accounting policies had been adopted in the financial statements for the year ended 2015 and whether management had made appropriate estimates and judgements. The areas of significant judgement considered by the committee and how these were addressed are set out below and reflect a number of the principal risk areas identified by the Board in item 3D:

•

the assessments made for goodwill impairment. The committee confirmed, based on management’s expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2015;

•

the restructuring charges incurred as part of a restructuring program in 2015 relating to Kantar, GroupM, and IBOPE and whether these are exceptional. The committee supported management’s analysis of the nature of the restructuring charges;

•	the judgements made in determining the gains on investments made in 2015 on the comScore, eRewards and Chime transactions. The committee agreed that the approach adopted by management is appropriate;

•

the judgements made in respect of the recoverability of other media income and revenue recognition, particularly as these relate to media volume income and media trading income. The committee received briefings from Deloitte and management on the appropriateness of the policies adopted and the controls in place and challenged management to demonstrate the effectiveness of such controls;

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

•	the approach taken by management to accounting for exceptional expenses incurred in relation to the ongoing IT Transformation project, which the committee considered was appropriate;

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

•

the judgements made in respect of tax, in particular the level of central tax provisioning. The committee supported management’s assumptions in both these areas and believe the current level of provisions is reasonable; and

•

the going concern assessment and viability statement and key forecast assumptions. The committee concur with management’s going concern assumptions as set out in note 24 to the Consolidated Financial Statements.

External audit

Deloitte have been WPP’s auditors since 2002. The lead partner rotates every five years and the latest rotation took effect during 2015. In 2015, the effectiveness of the audit process was evaluated through a committee review of the audit planning process and discussions with key members of the Group’s finance function. The 2015 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The committee held private meetings with the external auditors and the committee chair met privately with the external auditors before meetings. The committee continues to be satisfied with the performance of Deloitte and confirmed that Deloitte continues to be objective and independent and noted the principal findings of the FRC 2014 Audit Quality Review on Deloitte. The committee recommends the reappointment of Deloitte at the AGM on 8 June 2016.

The committee considered the Group’s position on its audit services contract in the context of the regulations concerning the audit market. Although there is no immediate intention to tender the audit contract, the Company will re-tender at the latest by the 2022 year end in compliance with the transitional arrangements for competitive tender that require mandatory rotation after the 2023 fiscal year-end.

The Company confirms that it has complied with the Competition and Markets Authority final order on mandatory tendering and audit committee responsibilities.

Internal audit

The annual internal audit plan is approved by the committee at the beginning of the financial year. Progress against the plan is monitored through the year and any changes require committee approval. Significant issues identified within audit reports are considered in detail along with the mitigation plans to resolve those issues. The committee also considers the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the principal risks and controls throughout the Group.

Non-audit fees

The committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SEC. The policy was reviewed by the committee in 2014 and advice on remuneration was included in the prohibited category with effect from the beginning of 2015 allowing for a transition period. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2015 is shown in note 3 on page F-16.

Committee Evaluation

The committee and its members were formally assessed by the Nomination and Governance Committee as part of the review of committee composition in 2015 and as part of the evaluation process described on page 64 for their technical suitability to be members and also for its overall effectiveness. The Board has designated Jacques Aigrain as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and together with Charlene Begley as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code. The members of the committee have financial and/or financial services experience as set out in their biographies in item 6A.

Terms of reference

The committee’s terms of reference, are reviewed annually and most recently in April 2015 and can be viewed on the Company’s website at wpp.com/investor. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2015, the Group, including all employees of associated undertakings, had approximately 190,000 employees located in over 3,000 offices in 112 countries compared with 179,000 and 175,000 as at 31 December 2014 and 2013, respectively. Excluding all employees of associated undertakings, this figure is 128,123 (2014: 123,621, 2013: 119,116). The average number of employees in 2015 was 124,930 compared to 121,397 and 117,115 in 2014 and 2013, respectively, including acquisitions.

Their geographical distribution was as follows:

	2015	2014	2013
North America	26,224	26,809	28,093
United Kingdom	13,401	12,838	11,925
Western Continental Europe	23,506	23,376	23,559
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	61,799	58,374	53,538
	124,930	121,397	117,115

Their operating sector distribution was as follows:

	2015	2014	2013
Advertising and Media Investment Management	53,227	52,329	49,505
Data Investment Management	28,395	28,240	29,586
Public Relations & Public Affairs	8,492	8,392	8,298
Branding & Identity, Healthcare and Specialist Communications	34,816	32,436	29,726
	124,930	121,397	117,115

E. Share Ownership

Executive directors’ interests

Executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table and in the Compensation Committee report, no executive director had any interest in any contract of significance with the Group during the year. Each executive director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. More specifically, the executive directors have potential interests in shares related to the outstanding awards under LEAP III and the EPSP in addition to outstanding ESAs. As at 31 December 2015, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 17,154,359 shares in the Company (17,861,766 in 2014).

					Outstanding scheme interests
Director		Total share interests (including charitable foundation)	Total beneficial interests and deferred awards[1]	Deferred awards (without performance conditions- vested but unexercised, included in Total beneficial)[2]	Shares without performance conditions (unvested)[3,4]		Shares with performance conditions (unvested)[5,6]		Total unvested shares
Sir Martin Sorrell[7]	At 31 Dec 2015	22,394,954	18,869,018	8,773,456	273,038	[3]	8,349,528	[5]	8,622,566
	At 15 Apr 2016	24,547,301	21,021,365	8,773,456	113,347	[4]	4,793,733	[6]	4,907,080
Paul Richardson	At 31 Dec 2015	920,265	920,265	—	113,935	[3]	1,544,260	[5]	1,658,195
	At 15 Apr 2016	1,000,265	1,000,265	—	49,085	[4]	1,042,540	[6]	1,091,625
Mark Read	At 31 Dec 2015	120,713	120,713	—	54,309	[3]	479,649	[5]	533,958
	At 15 Apr 2016	120,713	120,713	—	23,263	[4]	328,819	[6]	352,082

[1]	Shares held outright together with shares due pursuant to awards that have vested but receipt of which have been deferred with share owner approval (see footnote 2).
[2]

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

[3]	Shares due pursuant to the 2013 and 2014 Executive Stock Awards, full details of which can be found on page 50. Additional dividend shares will be due on vesting.
[4]	Shares due pursuant to the 2014 Executive Stock Awards, full details of which can be found on page 50. Additional dividend shares will be due on vesting.
[5]	Maximum number of shares due on vesting pursuant to the outstanding LEAP III and EPSP awards, full details of which can be found on pages 50 and 51. Additional dividend shares will be due on vesting.
[6]	As noted at footnote 5 above, less the maximum due under the 2011 LEAP III Award, which vested on 14 March 2016 (full details can be found on page 46).
[7]	The JMCMRJ Sorrell Charitable Foundation is interested in 3,525,936 ordinary shares. Sir Martin Sorrell has no beneficial interest in these shares.

Share ownership guidelines

As detailed in the Executive Remuneration Policy, the executive directors are required to achieve a minimum level of share ownership of WPP shares. The Group chief executive and Group finance director are required to hold shares to the value of 600% and 300% of base salary and fees respectively.

At the end of 2015, and at the date of this Compensation Committee report, all executive directors exceeded their respective share ownership guidelines by a substantial margin.

Non-executive directors’ interests

Non-executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table and in the Compensation Committee report, no non-executive director had any interest in any contract of significance with the Group during the year.

Non-executive director	Total interests at 31 December 2015 or Board retirement date, if earlier	Total interests at 15 April 2016
Philip Lader[1]	11,950	n/a
Roberto Quarta	19,000	21,800
Roger Agnelli[2]	—	—
Jacques Aigrain	9,000	9,000
Charlene Begley	1,000	2,140
Colin Day[1]	15,240	n/a
Sir John Hood	—	—
Ruigang Li	4,000	4,000
Daniela Riccardi	—	—
Jeffrey Rosen[1]	12,000	n/a
Nicole Seligman	3,750	3,750
Hugo Shong	—	—
Timothy Shriver	10,070	10,070
Sally Susman	—	—
Sol Trujillo	10,000	10,000

[1]	Retired from the WPP Board following the 2015 AGM (9 June 2015), share interests pre-retirement.
[2]	Roger Agnelli tragically died on 19 March 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital of the Company:

		27 April 2016		22 April 2015		24 April 2014
MFS	6.6%	85,122,255	6.55%	85,962,954	*	*
BlackRock Inc.	5.1%	66,364,311	4.9%	64,931,340	4.8%	64,207,978
*	The Company has not been notified of any interests in the issued ordinary share capital of the Company in excess of 3.0%.

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

The number of outstanding ordinary shares at 31 December 2015 was 1,329,366,024 which included at such date the underlying ordinary shares represented by 15,237,016 ADSs. 226 share owners of record of WPP ordinary shares were US residents at 31 December 2015.

The geographic distribution of our share ownership as at 31 December 2015 is presented below:

United Kingdom	32%
United States	36%
Rest of world	32%
Total	100%

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

	£ per Ordinary Share
	High	Low
2011	8.47	5.78
2012	8.95	6.69

2013	13.83	9.06

2014
First Quarter	13.83	11.98
Second Quarter	13.10	12.12
Third Quarter	12.98	11.75
Fourth Quarter	13.67	11.17

2015
First Quarter	15.86	13.08
Second Quarter	16.11	14.26
Third Quarter	15.19	13.04
October	14.80	13.72
November	15.47	14.74
December	15.77	14.67
Fourth Quarter	15.77	13.72

2016
January	15.40	14.06
February	15.23	13.38
March	16.35	15.31
First Quarter	16.35	13.38

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2011	68.78	45.04
2012	72.90	52.14

2013	114.86	72.81

2014
First Quarter	113.58	98.96
Second Quarter	109.77	101.52
Third Quarter	109.97	98.73
Fourth Quarter	106.91	89.95

2015
First Quarter	118.73	99.22
Second Quarter	123.10	112.25
Third Quarter	119.01	99.53
October	113.96	104.32
November	115.94	111.93
December	116.89	111.86
Fourth Quarter	116.89	104.32

2016
January	113.40	100.56
February	109.55	97.52
March	117.25	108.27
First Quarter	117.25	97.52

The Depositary held 76,185,080 ordinary shares as at 31 December 2015, approximately 5.73% of the outstanding ordinary shares, represented by 15,237,016 outstanding ADSs.

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

(ii) On 6 November 2007, WPP Finance S.A. issued £200,000,000 6.375% guaranteed bonds due 2020. The bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 and WPP Air 3 acceded as additional guarantors to the bonds. In a supplemental trust deed dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

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

(v) On 18 July 2014, WPP CP LLC and WPP Finance Co. Limited (as borrowers), guaranteed by WPP plc, WPP 2005 Limited, WPP Jubilee Limited and WPP CP LLC entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due July 2020. The facility can be extended by a further year at the request of WPP plc and subject to the Lenders approval, at year 2. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.1 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.275% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.35% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.45% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.60% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.9% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.1% per annum is payable on outstandings on any day on which the amount of outstandings exceed 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.20% per annum is payable on outstandings on any day on which the amount of outstandings exceed 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.40% per annum is payable on outstandings on any day on which the amount of outstandings exceed 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;

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

(vii) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws;

(viii) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $812,387,000 4.75% notes due November 2021 described above;

(ix) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

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

(xi) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xii) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiii) On 23 March 2015, WPP Finance 2013 issued EUR 251,910,000 0.43% guaranteed senior bonds due March 2018. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiv) On 18 November 2015, WPP Finance 2013 issued EUR 600,000,000 0.75% guaranteed senior bonds due November 2019. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

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

WPP Share Owners who are resident outside the UK for tax purposes will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends received from WPP paid before 6 April 2016, although this will depend on the existence and terms of any double taxation convention between the UK and the country in which such WPP Share Owner is resident. A WPP Share Owner resident outside the UK may also be subject to taxation on dividend income under local law. A WPP Share Owner who is not solely resident in the UK for tax purposes should consult his own tax advisers concerning his tax liabilities (in the UK and any other country) on dividends received from WPP, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so, and whether any double taxation relief is due in any country in which they are subject to tax. From 6 April 2016, the dividend tax credit previously available to UK resident individuals is replaced by a Dividend Allowance for UK taxpayers.

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

Income Tax

(a) WPP

Under the Jersey Income Tax Law, WPP will be regarded as either:

(i) not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case WPP will not (except as noted below) be liable to Jersey income tax; or

(ii) resident in Jersey and will fall under Article 123C of the Jersey Income Tax Law, in which case WPP (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0 percent.

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

Goods and services tax

WPP is an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the “GST Law”). Consequently, WPP is not required to:

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

The rate of stamp duty payable is:

(i)	(where the net value of the deceased person’s relevant personal estate is more than £10,000 but does not exceed £100,000) 0.50 percent of the net value of the deceased person’s relevant personal estate; or

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

Sale or other disposition

Upon a sale or other disposition of WPP Shares or WPP ADSs (other than an exchange of WPP ADSs for WPP Shares), a US Holder generally will recognise a capital gain or loss equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the WPP Shares or WPP ADSs. This capital gain or loss will generally be US source and will be a long-term capital gain or loss if the US Holder’s holding period in the WPP Shares or WPP ADSs exceeds one year. However, regardless of a US Holder’s actual holding period, any loss may be a long-term capital loss if the US Holder receives a dividend that exceeds 10% of the US Holder’s tax basis in its WPP Shares or WPP ADSs and to the extent such dividend qualifies for the reduced rate described above under the section entitled “Tax on Dividends”. Deductibility of capital losses is subject to limitations.

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

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2015 is estimated to be a net asset of £41.3 million (£44.3 million with respect to derivative assets and £3 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

Depositary Payments—Fiscal Year 2015

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2015.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2015. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive Officer and Group Chief Financial Officer, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2015. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2015 our internal control over financial reporting was effective.

The Company’s internal control over financial reporting as at 31 December 2015 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 102.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2015 of the Company and our report dated 29 April 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding a change in accounting policy.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2016

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Sol Trujillo, Roger Agnelli, Jacques Aigrain, and Charlene Begley at 31 December 2015. As at the date of this report the audit committee consisted of Jacques Aigrain, Charlene Begley and Sol Trujillo. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP does have two audit committee financial experts, Jacques Aigrain, serving as Chairman of the audit committee, and Charlene Begley a member of the committee. See the biographies of Jacques Aigrain and Charlene Begley in Item 6A.

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

London:

Deputy Group finance director

WPP

27 Farm Street

London W1J 5RJ England

Tel: +44 (0)20 7408 2204

Fax: +44 (0)20 7493 6819

New York:

Investor Relations

WPP

100 Park Avenue

New York, New York 10017-5516

Tel: (212) 632-2200

Fax: (212) 632-2222

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2015 £m	2014 £m
Audit fees	21.0	19.0
Tax fees[1]	2.8	3.1
All other fees[2]	6.7	5.7
	30.5	27.8
[1]	Tax fees comprise tax advisory, planning and compliance services.
[2]	Other fees comprise assurance services, including fees for due diligence and review of earn-out payment calculations.

See note 3 to the Consolidated Financial Statements for more details of auditors’ remuneration for the years ended 31 December 2015, 2014 and 2013.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of WPP plc on 25 June 2014 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 133,507,758 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 9 June 2015 and was replaced by a new authority to purchase up to a maximum number of 131,037,653 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2016 and 1 September 2016.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan		Maximum number of shares that may yet be purchased under plan
January	2,834,025	£13.97	2,834,025		115,632,405
February	2,344,184	£14.61	2,344,184		113,288,221
March	5,342,243	£15.44	5,342,243		107,945,978
April	3,949,315	£15.62	3,949,315		103,996,663
May	5,063,398	£15.48	5,063,398		98,933,265
June	7,267,913	£15.00	7,267,913	[1]	126,769,740
July	5,287,639	£14.64	5,287,639		121,482,101
August	3,832,083	£14.45	3,832,083		117,650,018
September	3,681,829	£13.43	3,681,829		113,968,189
October	1,797	£14.12	1,797		113,966,392
November	1,764	£14.74	1,764		113,964,628
December	1,764	£15.13	1,764		113,962,864
Total	39,607,954	£14.84	39,607,954
[1]	3,000,000 of the shares purchased were under the authority granted at the Annual General Meeting on 25 June 2014.

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

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2015, 2014 and 2013 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 6% Bonds due 4 April 2017 (incorporated herein by reference to Exhibit 2.20 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2006).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 6.625% Guaranteed Bonds due 2016 (incorporated herein by reference to Exhibit 2.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

Exhibit No.	Exhibit Title

2.6	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 30 November 2011 (as amended and restated pursuant to an amendment and restatement agreement, dated 14 December 2012, an amendment and restatement agreement, dated 25 April 2013 and an amendment and restatement agreement, dated 14 July 2014), by and among WPP CP LLC and WPP Finance Co. Limited, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated by reference to Exhibit (b) to a Schedule TO-T filed by the Registrant on February 20, 2015).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to a £650,000,000 Term Facility Agreement dated 9 July 2008 and Amended and Restated on 17 November 2008 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026. (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030. (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €251,910,000 of 0.43% Notes due March 2018. (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 0.75% Notes due November 2019.*

Exhibit No.	Exhibit Title

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2010).

Exhibit No.	Exhibit Title

4.17	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Service Agreement, dated 12 February 2009, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Mark Read (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.23	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.24	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).

4.25	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

4.26	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.27	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.28	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.29	WPP Group plc 2004 Leadership Equity Acquisition Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.30	WPP plc Leadership Equity Acquisition Plan III, as amended through 10 December 2012 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.31	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

Exhibit No.	Exhibit Title

4.32	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.33	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive Officer.*

12.2	Certification of Group Chief Financial Officer.*

13.1	Certification of Group Chief Executive Officer under 18 U.S.C. Section 1350.*

13.2	Certification of Group Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson Group Chief Financial Officer
29 April 2016

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2015 and 2014, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statement of changes in equity for each of the three years in the period ended 31 December 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2015 and 2014, and the results of its operations and cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 29 April 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

As discussed in the accounting policies to the consolidated financial statements, the Company has elected to change the classification of certain income tax creditors from non-current to current.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2016

Our 2015 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2015 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2015.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorised for issue on 29 April 2016.

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

Accounting policies (continued)

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

The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable, liabilities are classified as current. Any interest and penalties accrued are included in corporate income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

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

The Group has revised its tax accounting policy to classify all income tax creditors as current liabilities. The Group believes this provides a more relevant presentation, whilst having no impact on the timing of expected cash flows. Accordingly, the consolidated balance sheets at 31 December 2014 and 31 December 2013 have been restated to reclassify £441.2 million and £362.6 million respectively of corporate income tax payable from non-current liabilities to current liabilities.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also dealt with in other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the taxable profit nor the accounting profit.

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

For defined benefit plans the amounts charged to operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment occurs. Net interest expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

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

Accounting policies (continued)

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 9: Financial Instruments;

•	IFRS 14: Regulatory Deferral Accounts;

•	IFRS 15: Revenue from Contracts with Customers; and

•	IFRS 16: Leases.

With the exception of IFRS 15 and IFRS 16, the Group does not consider that these Standards will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

The directors expect that the adoption of IFRS 15 may have an impact on revenue recognition and related disclosures and IFRS 16 will impact the accounting for those leases currently classified as operating leases. It is not practicable to provide a reasonable estimate of the effect of IFRS 15 and IFRS 16 until a detailed review has been completed.

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

Consolidated income statement

For the years ended 31 December 2015, 2014, 2013

	Notes	2015 £m	2014 £m	2013 £m
Revenue	2	12,235.2	11,528.9	11,019.4
Direct costs		(1,710.9)	(1,464.1)	(943.3)
Net sales	2	10,524.3	10,064.8	10,076.1
Operating costs	3	(8,892.3)	(8,557.5)	(8,665.8)
Operating profit		1,632.0	1,507.3	1,410.3
Share of results of associates	4	47.0	61.9	68.1
Profit before interest and taxation		1,679.0	1,569.2	1,478.4
Finance income	6	72.4	94.7	64.3
Finance costs	6	(224.1)	(262.7)	(267.9)
Revaluation of financial instruments	6	(34.7)	50.7	21.0
Profit before taxation		1,492.6	1,451.9	1,295.8
Taxation	7	(247.5)	(300.4)	(283.7)
Profit for the year		1,245.1	1,151.5	1,012.1

Attributable to:
Equity holders of the parent		1,160.2	1,077.2	936.5
Non-controlling interests		84.9	74.3	75.6
		1,245.1	1,151.5	1,012.1

Earnings per share
Basic earnings per ordinary share	9	90.0p	82.4p	72.4p
Diluted earnings per ordinary share	9	88.4p	80.5p	69.6p

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-58 form an integral part of this consolidated income statement.

Consolidated statement of comprehensive income

For the years ended 31 December 2015, 2014, 2013

	2015 £m	2014 £m	2013 £m
Profit for the year	1,245.1	1,151.5	1,012.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(275.9)	(221.2)	(372.6)
Gain on revaluation of available for sale investments	206.0	64.6	72.0
	(69.9)	(156.6)	(300.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	33.5	(86.6)	76.2
Deferred tax on defined benefit pension plans	(5.2)	62.1	(1.2)
	28.3	(24.5)	75.0
Other comprehensive loss for the year	(41.6)	(181.1)	(225.6)
Total comprehensive income for the year	1,203.5	970.4	786.5
Attributable to:
Equity holders of the parent	1,121.6	893.0	727.0
Non-controlling interests	81.9	77.4	59.5
	1,203.5	970.4	786.5

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-58 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2015, 2014, 2013

	Notes	2015 £m	2014 £m	2013 £m
Net cash inflow from operating activities	11	1,359.9	1,703.7	1,374.2
Investing activities
Acquisitions and disposals	11	(669.5)	(489.1)	(201.4)
Purchases of property, plant and equipment		(210.3)	(177.9)	(240.7)
Purchases of other intangible assets (including capitalised computer software)		(36.1)	(36.5)	(43.8)
Proceeds on disposal of property, plant and equipment		13.4	5.9	7.3
Net cash outflow from investing activities		(902.5)	(697.6)	(478.6)
Financing activities
Share option proceeds		27.6	25.0	42.4
Cash consideration for non-controlling interests	11	(23.6)	(5.6)	(19.6)
Share repurchases and buy-backs	11	(587.6)	(510.8)	(197.0)
Net increase in borrowings	11	492.0	465.2	436.8
Financing and share issue costs		(11.4)	(27.5)	(19.1)
Equity dividends paid		(545.8)	(460.0)	(397.3)
Dividends paid to non-controlling interests in subsidiary undertakings		(55.2)	(57.7)	(53.2)
Net cash outflow from financing activities		(704.0)	(571.4)	(207.0)
Net (decrease)/increase in cash and cash equivalents		(246.6)	434.7	688.6
Translation differences		(54.4)	(70.3)	(164.7)
Cash and cash equivalents at beginning of year		2,247.6	1,883.2	1,359.3
Cash and cash equivalents at end of year	11	1,946.6	2,247.6	1,883.2

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-58 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2015, 2014, 2013

	Notes	2015 £m	2014 £m	2013 £m
Non-current assets
Intangible assets:
Goodwill	12	10,670.6	9,979.4	9,472.8
Other	12	1,715.4	1,668.9	1,667.8
Property, plant and equipment	13	797.7	772.5	773.3
Interests in associates and joint ventures	14	758.6	759.9	792.8
Other investments	14	1,158.7	669.2	270.6
Deferred tax assets[1]	15	94.1	108.8	89.5
Trade and other receivables	17	178.7	148.6	158.5
		15,373.8	14,107.3	13,225.3
Current assets
Inventory and work in progress	16	329.0	327.3	304.5
Corporate income tax recoverable		168.6	145.6	136.0
Trade and other receivables	17	10,495.4	9,530.0	9,088.1
Cash and short-term deposits		2,382.4	2,512.7	2,221.6
		13,375.4	12,515.6	11,750.2
Current liabilities
Trade and other payables	18	(12,685.0)	(11,784.0)	(10,710.7)
Corporate income tax payable[2]		(598.5)	(599.8)	(482.7)
Bank overdrafts and loans	20	(932.0)	(653.2)	(941.4)
		(14,215.5)	(13,037.0)	(12,134.8)
Net current liabilities		(840.1)	(521.4)	(384.6)
Total assets less current liabilities		14,533.7	13,585.9	12,840.7
Non-current liabilities
Bonds and bank loans	20	(4,661.2)	(4,134.9)	(3,520.6)
Trade and other payables	19	(891.5)	(624.9)	(457.6)
Deferred tax liabilities[1]	15	(552.3)	(536.7)	(620.8)
Provision for post-employment benefits	23	(229.3)	(296.2)	(247.5)
Provisions for liabilities and charges	21	(183.6)	(166.4)	(147.7)
		(6,517.9)	(5,759.1)	(4,994.2)
Net assets		8,015.8	7,826.8	7,846.5
Equity
Called-up share capital	26	132.9	132.6	134.9
Share premium account		535.3	508.0	483.4
Shares to be issued		–	0.3	0.5
Other reserves	27	(9.7)	36.2	317.3
Own shares		(719.6)	(283.7)	(253.0)
Retained earnings		7,698.5	7,106.7	6,903.7
Equity share owners’ funds		7,637.4	7,500.1	7,586.8
Non-controlling interests		378.4	326.7	259.7
Total equity		8,015.8	7,826.8	7,846.5

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-58 form an integral part of this consolidated balance sheet.

[1]	As described in note 15, prior year balance sheets have been restated to reduce both deferred tax assets and deferred tax liabilities, by a corresponding amount.
[2]	As described in the Group’s accounting policy on taxation, prior year balance sheets have been restated to reclassify all income tax creditors from non-current liabilities to current liabilities.

Consolidated statement of changes in equity

For the years ended 31 December 2015, 2014, 2013

	Called- up share capital £m	Share premium account £m	Shares to be issued £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2013	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6
Reclassification due to Group reconstruction[3]	–	(176.0)	–	5,133.7	–	(4,957.7)	–	–	–
Ordinary shares issued	0.7	41.7	(1.3)	–	–	1.2	42.3	–	42.3
Share issue/cancellation costs	–	(0.4)	–	–	–	–	(0.4)	–	(0.4)
Shares issued on conversion of bond	7.7	442.2	–	–	–	–	449.9	–	449.9
Reclassification of convertible bond	–	–	–	(44.5)	–	36.1	(8.4)	–	(8.4)
Deferred tax on convertible bond	–	–	–	9.7	–	(7.8)	1.9	–	1.9
Treasury share additions	–	–	–	–	(17.6)	–	(17.6)	–	(17.6)
Treasury share allocations	–	–	–	–	3.3	(3.3)	–	–	–
Net profit for the year	–	–	–	–	–	936.5	936.5	75.6	1,012.1
Exchange adjustments on foreign currency net investments	–	–	–	(356.5)	–	–	(356.5)	(16.1)	(372.6)
Gain on revaluation of available for sale investments	–	–	–	72.0	–	–	72.0	–	72.0
Actuarial gain on defined benefit pension plans	–	–	–	–	–	76.2	76.2	–	76.2
Deferred tax on defined benefit pension plans	–	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Comprehensive (loss)/income	–	–	–	(284.5)	–	1,011.5	727.0	59.5	786.5
Dividends paid	–	–	–	–	–	(397.3)	(397.3)	(53.2)	(450.5)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	105.4	105.4	–	105.4
Tax adjustment on share-based payments	–	–	–	–	–	47.9	47.9	–	47.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	(72.2)	(107.2)	(179.4)	–	(179.4)
Recognition/remeasurement of financial instruments	–	–	–	(2.4)	–	(0.2)	(2.6)	–	(2.6)
Share purchases – close period commitments	–	–	–	18.3	–	–	18.3	–	18.3
Acquisition of subsidiaries[2]	–	–	–	–	–	(11.2)	(11.2)	3.8	(7.4)
Balance at 31 December 2013	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.4	24.6	(0.2)	–	–	0.2	25.0	–	25.0
Treasury share additions	–	–	–	–	(412.5)	–	(412.5)	–	(412.5)
Treasury share allocations	–	–	–	–	0.6	(0.6)	–	–	–
Treasury share cancellations	(2.7)	–	–	2.7	332.5	(332.5)	–	–	–
Net profit for the year	–	–	–	–	–	1,077.2	1,077.2	74.3	1,151.5
Exchange adjustments on foreign currency net investments	–	–	–	(224.3)	–	–	(224.3)	3.1	(221.2)
Gain on revaluation of available for sale investments	–	–	–	64.6	–	–	64.6	–	64.6
Actuarial loss on defined benefit pension plans	–	–	–	–	–	(86.6)	(86.6)	–	(86.6)
Deferred tax on defined benefit pension plans	–	–	–	–	–	62.1	62.1	–	62.1
Comprehensive (loss)/income	–	–	–	(159.7)	–	1,052.7	893.0	77.4	970.4
Dividends paid	–	–	–	–	–	(460.0)	(460.0)	(57.7)	(517.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	102.2	102.2	–	102.2
Tax adjustment on share-based payments	–	–	–	–	–	(0.6)	(0.6)	–	(0.6)
Net movement in own shares held by ESOP Trusts	–	–	–	–	48.7	(147.0)	(98.3)	–	(98.3)
Recognition/remeasurement of financial instruments	–	–	–	(44.1)	–	(4.1)	(48.2)	–	(48.2)
Share purchases – close period commitments	–	–	–	(80.0)	–	(3.9)	(83.9)	–	(83.9)
Acquisition of subsidiaries[2]	–	–	–	–	–	(3.4)	(3.4)	47.3	43.9
Balance at 31 December 2014	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8
Ordinary shares issued	0.3	27.3	(0.3)	–	–	0.2	27.5	–	27.5
Treasury share additions	–	–	–	–	(406.0)	–	(406.0)	–	(406.0)
Treasury share allocations	–	–	–	–	3.6	(3.6)	–	–	–
Net profit for the year	–	–	–	–	–	1,160.2	1,160.2	84.9	1,245.1
Exchange adjustments on foreign currency net investments	–	–	–	(272.9)	–	–	(272.9)	(3.0)	(275.9)
Gain on revaluation of available for sale investments	–	–	–	206.0	–	–	206.0	–	206.0
Actuarial gain on defined benefit pension plans	–	–	–	–	–	33.5	33.5	–	33.5
Deferred tax on defined benefit pension plans	–	–	–	–	–	(5.2)	(5.2)	–	(5.2)
Comprehensive (loss)/income	–	–	–	(66.9)	–	1,188.5	1,121.6	81.9	1,203.5
Dividends paid	–	–	–	–	–	(545.8)	(545.8)	(55.2)	(601.0)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	99.0	99.0	–	99.0
Tax adjustment on share-based payments	–	–	–	–	–	18.0	18.0	–	18.0
Net movement in own shares held by ESOP Trusts	–	–	–	–	(33.5)	(148.1)	(181.6)	–	(181.6)
Recognition/remeasurement of financial instruments	–	–	–	(59.0)	–	(0.7)	(59.7)	–	(59.7)
Share purchases – close period commitments	–	–	–	80.0	–	2.9	82.9	–	82.9
Acquisition of subsidiaries[2]	–	–	–	–	–	(18.6)	(18.6)	25.0	6.4
Balance at 31 December 2015	132.9	535.3	–	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-58 form an integral part of this consolidated statement of changes in equity.

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

The Group is organised into four reportable segments – Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional & relationship marketing.

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

Operating sectors

Reported contributions were as follows:

Income statement	Revenue[1]	Net sales	Headline PBIT[2]	Net sales margin[3]
	£m	£m	£m	%
2015
Advertising and Media Investment Management	5,552.8	4,652.0	855.6	18.4
Data Investment Management	2,425.9	1,768.1	286.1	16.2
Public Relations & Public Affairs	945.8	929.7	155.4	16.7
Branding & Identity, Healthcare and Specialist Communications	3,310.7	3,174.5	476.9	15.0
	12,235.2	10,524.3	1,774.0	16.9
2014
Advertising and Media Investment Management	5,134.3	4,502.0	836.2	18.6
Data Investment Management	2,429.3	1,748.9	272.7	15.6
Public Relations & Public Affairs	891.9	880.4	139.2	15.8
Branding & Identity, Healthcare and Specialist Communications	3,073.4	2,933.5	432.5	14.7
	11,528.9	10,064.8	1,680.6	16.7
2013
Advertising and Media Investment Management	4,578.8	4,463.6	824.4	18.5
Data Investment Management	2,549.7	1,843.7	263.8	14.3
Public Relations & Public Affairs	920.7	907.5	133.8	14.7
Branding & Identity, Healthcare and Specialist Communications	2,970.2	2,861.3	439.6	15.4
	11,019.4	10,076.1	1,661.6	16.5

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.
[3]	Net sales margin is defined in note 31.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2015
Advertising and Media Investment Management	55.4	119.7	96.9	15.1	26.8	377.0
Data Investment Management	13.7	58.1	51.8	–	0.8	86.4
Public Relations & Public Affairs	6.7	9.1	9.8	–	2.3	92.0
Branding & Identity, Healthcare and Specialist Communications	23.2	59.5	69.9	–	17.1	203.2
	99.0	246.4	228.4	15.1	47.0	758.6
2014
Advertising and Media Investment Management	48.6	91.0	102.6	16.9	25.1	395.5
Data Investment Management	18.8	48.1	50.9	–	18.4	119.3
Public Relations & Public Affairs	7.9	7.4	12.6	–	3.9	60.1
Branding & Identity, Healthcare and Specialist Communications	26.9	67.9	62.8	–	14.5	185.0
	102.2	214.4	228.9	16.9	61.9	759.9
2013
Advertising and Media Investment Management	55.5	127.2	102.2	–	35.0	486.3
Data Investment Management	19.2	62.8	53.7	–	20.2	105.5
Public Relations & Public Affairs	5.9	14.2	15.3	12.0	1.5	45.3
Branding & Identity, Healthcare and Specialist Communications	24.8	70.2	63.5	11.3	11.4	155.7
	105.4	274.4	234.7	23.3	68.1	792.8

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

			Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1,2]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1,2]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2015
Advertising and Media Investment Management	12,911.4			(10,506.9)
Data Investment Management	3,713.3			(1,067.0)
Public Relations & Public Affairs	1,839.2			(425.1)
Branding & Identity, Healthcare and Specialist Communications	7,640.2			(1,990.4)
	26,104.1	2,645.1	28,749.2	(13,989.4)	(6,744.0)	(20,733.4)
2014
Advertising and Media Investment Management	12,250.5			(9,803.5)
Data Investment Management	3,427.1			(1,045.7)
Public Relations & Public Affairs	1,744.7			(400.0)
Branding & Identity, Healthcare and Specialist Communications	6,433.5			(1,622.3)
	23,855.8	2,767.1	26,622.9	(12,871.5)	(5,924.6)	(18,796.1)
2013
Advertising and Media Investment Management	11,787.6			(8,919.1)
Data Investment Management	3,330.2			(960.0)
Public Relations & Public Affairs	1,693.7			(350.6)
Branding & Identity, Healthcare and Specialist Communications	5,716.9			(1,333.8)
	22,528.4	2,447.1	24,975.5	(11,563.5)	(5,565.5)	(17,129.0)

Notes

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.
[2]	As described in note 15, prior year balance sheets have been restated to reduce both deferred tax assets and deferred tax liabilities, by a corresponding amount.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

	2015 £m	2014 £m	2013 £m
Revenue[1]
North America[2]	4,491.2	3,899.9	3,744.7
UK	1,777.4	1,640.3	1,414.0
Western Continental Europe	2,425.6	2,568.8	2,592.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,541.0	3,419.9	3,268.1
	12,235.2	11,528.9	11,019.4
Net sales
North America[2]	3,882.3	3,471.7	3,547.0
UK	1,504.5	1,396.0	1,303.9
Western Continental Europe	2,016.2	2,142.6	2,217.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,121.3	3,054.5	3,007.4
	10,524.3	10,064.8	10,076.1
Headline PBIT[3]
North America[2]	728.2	621.8	616.5
UK	243.1	221.2	204.7
Western Continental Europe	277.2	277.2	272.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	525.5	560.4	568.4
	1,774.0	1,680.6	1,661.6

	Margin	Margin	Margin
Net sales margin[4]
North America[2]	18.8%	17.9%	17.4%
UK	16.2%	15.8%	15.7%
Western Continental Europe	13.7%	12.9%	12.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	16.8%	18.3%	18.9%
	16.9%	16.7%	16.5%
	2015 £m	2014 £m
Non-current assets[5]
North America[2]	6,225.3	5,686.9
UK	2,106.4	1,793.9
Western Continental Europe	3,558.6	3,463.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,349.7	3,012.0
	15,240.0	13,956.6

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

North America includes the US with revenue of £4,257.4 million (2014: £3,664.9 million, 2013: £3,498.1 million), net sales of £3,674.3 million (2014: £3,254.2 million, 2013: £3,310.8 million), headline PBIT of £697.3 million (2014: £588.2 million, 2013: £582.6 million) and non-current assets of £5,202.6 million (2014: £5,101.0 million).

[3]	See note 31 for a reconciliation of headline PBIT to PBIT.
[4]	Net sales margin is defined in note 31.
[5]	Non-current assets excluding financial instruments and deferred tax.

3. Operating costs

	2015 £m	2014 £m	2013 £m
Staff costs (note 5)	6,652.6	6,440.5	6,477.1
Establishment costs	726.3	711.3	727.4
Other operating costs (net)	1,513.4	1,405.7	1,461.3
Total operating costs	8,892.3	8,557.5	8,665.8
Operating costs include:
Goodwill impairment (note 12)	15.1	16.9	23.3
Investment write-downs	78.7	7.3	0.4
Restructuring costs	106.2	127.6	5.0
IT asset write-downs	29.1	–	–
Amortisation and impairment of acquired intangible assets (note 12)	140.1	147.5	179.8
Amortisation of other intangible assets (note 12)	33.7	31.6	32.7
Depreciation of property, plant and equipment	190.0	191.7	195.5
Losses/(gains) on sale of property, plant and equipment	1.1	(0.8)	(0.4)
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)	(6.0)
Gains on remeasurement of equity interest on acquisition of controlling interest	(165.0)	(9.2)	(30.0)
Net foreign exchange gains	(10.7)	(2.5)	(1.1)
Operating lease rentals:
Land and buildings	476.6	466.1	483.0
Sublease income	(11.3)	(11.2)	(13.2)
	465.3	454.9	469.8
Plant and machinery	18.3	19.9	21.1
	483.6	474.8	490.9

In 2015, operating profit includes credits totalling £31.6 million (2014: £24.9 million, 2013: £19.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2014. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £78.7 million (2014: £7.3 million, 2013: £0.4 million) relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

In 2015, restructuring costs of £106.2 million (2014: £127.6 million, 2013: £5.0 million) comprise £69.5 million (2014: £88.7 million, 2013: £nil) of costs (including £52.0 million of severance costs) arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe and £36.7 million (2014: £38.9 million, 2013: £5.0 million) of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure. In 2015, IT asset write-downs comprise £29.1 million of accelerated depreciation of IT assets in Asia and Europe.

Gains on disposal of investments and subsidiaries of £131.0 million (2014: £186.3 million, 2013: £6.0 million) include £43.6 million of gains arising on the sale of certain Kantar internet measurement businesses to comScore Inc in consideration for newly issued equity in the buyer; £29.7 million of gains arising on the sale of the Group’s minority stake in e-Rewards; and £30.6 million of gains arising on the Group’s equity interest in Chime Communications plc following its acquisition by Providence Equity Partners in conjunction with WPP.

Gains on remeasurement of equity interest on acquisition of controlling interest in 2015 primarily comprise gains of £131.7 million in relation to the acquisition of a majority stake in IBOPE in Latin America.

All of the operating costs of the Group are related to administrative expenses.

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Auditors’ remuneration:

	2015 £m	2014 £m	2013 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.5	1.4	1.4
The audit of the Company’s subsidiaries pursuant to legislation	16.2	14.5	15.1
	17.7	15.9	16.5
Other services pursuant to legislation	3.3	3.1	3.1
Fees payable to the auditors pursuant to legislation	21.0	19.0	19.6
Tax advisory services	1.8	2.1	2.3
Tax compliance services	1.0	1.0	1.2
	2.8	3.1	3.5
Corporate finance services	0.2	0.3	0.2
Other services[1]	6.5	5.4	4.8
Total non-audit fees	9.5	8.8	8.5
Total fees	30.5	27.8	28.1

Note

[1]	Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2016 under leases will be as follows:

	Plant and machinery			Land and buildings
	2016 £m	2015 £m	2014 £m	2016 £m	2015 £m	2014 £m
In respect of operating leases which expire:
– within one year	4.3	5.3	4.1	57.6	66.7	26.3
– within two to five years	9.7	10.8	13.1	240.3	223.9	195.2
– after five years	0.3	0.1	0.1	163.1	139.4	139.7
	14.3	16.2	17.3	461.0	430.0	361.2

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2015 are as follows:

	Minimum rental payments £m	Less sub- let rentals £m	Net payment £m
Year ending 31 December
2016	475.3	(8.1)	467.2
2017	353.8	(5.5)	348.3
2018	321.2	(4.5)	316.7
2019	287.9	(3.6)	284.3
2020	242.7	(3.1)	239.6
Later years	1,655.9	(7.7)	1,648.2
	3,336.8	(32.5)	3,304.3

4. Share of results of associates

Share of results of associates include:

	2015 £m	2014 £m	2013 £m
Share of profit before interest and taxation	95.2	101.8	111.0
Share of exceptional losses	(21.8)	(7.6)	(10.7)
Share of interest and non-controlling interests	(1.7)	(3.1)	(4.6)
Share of taxation	(24.7)	(29.2)	(27.6)
	47.0	61.9	68.1

5. Our people

Our staff numbers averaged 124,930 for the year ended 31 December 2015 against 121,397 in 2014 and 117,115 in 2013. Their geographical distribution was as follows:

	2015	2014	2013
North America	26,224	26,809	28,093
UK	13,401	12,838	11,925
Western Continental Europe	23,506	23,376	23,559
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	61,799	58,374	53,538
	124,930	121,397	117,115

Their operating sector distribution was as follows:

	2015	2014	2013
Advertising and Media Investment Management	53,227	52,329	49,505
Data Investment Management	28,395	28,240	29,586
Public Relations & Public Affairs	8,492	8,392	8,298
Branding & Identity, Healthcare and Specialist Communications	34,816	32,436	29,726
	124,930	121,397	117,115

At the end of 2015 staff numbers were 128,123 (2014: 123,621, 2013: 119,116). Including all employees of associated undertakings, this figure was approximately 190,000 at 31 December 2015 (2014: 179,000, 2013: 175,000).

Staff costs include:

	2015 £m	2014 £m	2013 £m
Wages and salaries	4,578.4	4,467.8	4,481.4
Cash-based incentive plans	231.8	210.7	222.2
Share-based incentive plans (note 22)	99.0	102.2	105.4
Social security costs	578.4	567.8	577.3
Pension costs (note 23)	160.0	148.9	151.3
Severance	24.0	37.4	26.9
Other staff costs[1]	981.0	905.7	912.6
	6,652.6	6,440.5	6,477.1
Staff cost to net sales ratio	63.2%	64.0%	64.3%

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £16.7 million (2014: £16.9 million, 2013: £16.9 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Total compensation received by key management personnel in respect of 2015 was £84.2 million (2014: £57.6 million, 2013: £42.0 million) of which £0.7 million (2014: £0.7 million, 2013: £0.7 million) were pension contributions. The value of the matching LEAP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

Notes to the consolidated financial statements (continued)

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2015 £m	2014 £m	2013 £m
Income from available for sale investments	18.9	26.0	10.1
Interest income	53.5	68.7	54.2
	72.4	94.7	64.3

Finance costs include:

	2015 £m	2014 £m	2013 £m
Net interest expense on pension plans (note 23)	7.3	8.0	11.4
Interest on other long-term employee benefits	2.5	1.9	1.7
Interest payable and similar charges[1]	214.3	252.8	254.8
	224.1	262.7	267.9

Revaluation of financial instruments2 include:

	2015 £m	2014 £m	2013 £m
Movements in fair value of treasury instruments	(3.7)	31.3	6.3
Movements in fair value of other derivatives	15.9	15.0	–
Revaluation of put options over non-controlling interests	(11.3)	(8.8)	(1.1)
Revaluation of payments due to vendors (earnout agreements)	(35.6)	13.2	15.8
	(34.7)	50.7	21.0

Notes

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $2,862 million of US dollar bonds at an average interest rate of 4.48%, €3,450 million of Eurobonds at an average interest rate of 2.54% and £600 million of Sterling bonds at an average interest rate of 6.13%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $45 million at an average interest rate of 0.76%.

Average borrowings under the US Commercial Paper Program for 2015 amounted to $372 million at an average interest rate of 0.51% inclusive of margin.

7. Taxation

In 2015, the effective tax rate on profit before taxation was 16.6% (2014: 20.7%, 2013: 21.9%)

The tax charge comprises:

	2015 £m	2014 £m	2013 £m
Corporation tax
Current year	403.0	394.9	359.1
Prior years	(108.4)	4.4	(48.1)
	294.6	399.3	311.0
Deferred tax
Current year	(35.8)	(93.2)	(19.6)
Prior years	(11.3)	(5.7)	(7.7)
	(47.1)	(98.9)	(27.3)
Tax charge	247.5	300.4	283.7

The corporation tax credit for prior years in 2015, and also 2013, mainly comprises the release of a number of separate provisions following the resolution of tax matters in various countries. In 2014 the deferred tax credit primarily related to the recognition of temporary differences that were previously unrecognised.

7. Taxation (continued)

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2015 £m	2014 £m	2013 £m
Profit before taxation	1,492.6	1,451.9	1,295.8
Tax at the corporation tax rate of 20.25%[1]	302.3	312.2	301.3
Tax effect of share of results of associates	(9.5)	(13.3)	(15.8)
Irrecoverable withholding taxes	25.7	24.2	30.7
Items that are not deductible/(taxable) in determining taxable profit	25.4	14.2	(27.3)
Effect of different tax rates of subsidiaries operating in other jurisdictions	49.9	12.9	17.6
Origination and reversal of unrecognised temporary differences	0.4	10.6	35.5
Tax losses not recognised or utilised in the year	4.0	52.1	40.6
Utilisation of tax losses not previously recognised	(10.4)	(42.2)	(28.3)
Recognition of temporary differences not previously recognised	(20.6)	(69.0)	(14.8)
Release of prior-year provisions in relation to acquired businesses	(22.9)	(17.4)	(11.6)
Other prior-year adjustments	(96.8)	16.1	(44.2)
Tax charge	247.5	300.4	283.7
Effective tax rate on profit before tax	16.6%	20.7%	21.9%

Note

[1]	The parent company of the Group is tax resident in the UK. As such, the tax rate in the tax reconciliation for 2015 is the blended UK corporation tax rate of 20.25% (2014: 21.5%, 2013: 23.25%).

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the levels and mix of profits in the many countries in which we operate, the prevailing tax rates in each of those countries and also the foreign exchange rates that apply to those profits. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, future planning, and the ability to use brought forward tax losses. Furthermore, changes in local or international tax rules, for example prompted by the OECD’s emerging recommendations on Base Erosion and Profit Shifting (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

The Group has a number of open tax returns and is subject to various ongoing tax audits in respect of which it has recognised potential liabilities, none of which are individually material. The Group does not currently expect any material additional charges, or credits, to arise in respect of these matters, beyond the amounts already provided. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Tax risk management

We maintain constructive engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision-making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our directors are informed by management of any tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group’s tax position.

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2015	2014	2013	2015	2014	2013
Per share	Pence per share			£m	£m	£m
2014 Final dividend	26.58p	23.65p	19.71p	343.2	309.5	258.0
2015 Interim dividend	15.91p	11.62p	10.56p	202.6	150.5	139.3
	42.49p	35.27p	30.27p	545.8	460.0	397.3

Proposed final dividend for the year ended 31 December 2015:

	2015	2014	2013
Per share	Pence per share
Final dividend	28.78 p	26.58 p	23.65 p

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2015		2014		2013
Earnings[1] (£m)	1,160.2		1,077.2		936.5
Average shares used in basic EPS calculation (m)	1,288.5		1,307.4		1,293.8
EPS	90.0	p	82.4	p	72.4	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

	2015		2014		2013
Diluted earnings (£m)	1,160.2		1,077.2		947.1
Average shares used in diluted EPS calculation (m)	1,313.0		1,337.5		1,360.3
Diluted EPS	88.4	p	80.5	p	69.6	p

Diluted EPS has been calculated based on the diluted earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. During the year ended 31 December 2013, these bonds were converted into 76.5 million shares. For the year ended 31 December 2013 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million for the purpose of the calculation of diluted earnings. At 31 December 2015, options to purchase 7.0 million ordinary shares (2014: 10.7 million, 2013: 6.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2015 m	2014 m	2013 m
Average shares used in basic EPS calculation	1,288.5	1,307.4	1,293.8
Dilutive share options outstanding	3.5	4.8	6.8
Other potentially issuable shares	21.0	25.3	30.8
£450 million 5.75% convertible bonds	–	–	28.9
Shares used in diluted EPS calculation	1,313.0	1,337.5	1,360.3

At 31 December 2015 there were 1,329,366,024 (2014: 1,325,747,724, 2013: 1,348,733,317) ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2015 £m	2014 £m	2015 £m	2014 £m
Analysis of changes in financing
Beginning of year	640.6	618.3	4,523.0	4,123.6
Ordinary shares issued	27.6	25.0	–	–
Treasury share cancellations	–	(2.7)	–	–
Net increase in drawings on bank loans and corporate bonds	–	–	492.0	465.2
Amortisation of financing costs included in net debt	–	–	7.5	6.5
Other movements	–	–	105.0	(57.8)
Exchange adjustments	–	–	29.9	(14.5)
End of year	668.2	640.6	5,157.4	4,523.0

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2015, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £668.2 million (2014: £640.6 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $300 million of 5.125% bonds due September 2042 and $500 million of 5.625% bonds due November 2043.

Eurobonds In March 2015, the Group issued €252 million of 0.43% bonds due March 2018 in exchange for €252 million of the 6.65% bonds due May 2016. Consequently the amount in issue of the 6.625% bonds due May 2016 has reduced to €498 million. In March 2015, the Group issued €600 million of 1.625% bonds due March 2030 and in November 2015 issued €600 million of 0.75% bonds due November 2019.

The Group also has in issue €750 million of 3% bonds due November 2023 and €750 million of 2.25% bonds due September 2026.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2020. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $45 million in 2015. The Group had available undrawn committed credit facilities of £1,696.8 million at December 2015 (2014: £1,604.5 million).

Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group operates a commercial paper program using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2015 was $372 million. There was no US Commercial Paper outstanding at 31 December 2015.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2015 £m	2014 £m
Within one year	(541.7)	(578.4)
Between one and two years	(548.2)	(748.4)
Between two and three years	(325.4)	(533.7)
Between three and four years	(581.6)	(125.7)
Between four and five years	(335.0)	(125.7)
Over five years	(4,459.5)	(4,192.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,791.4)	(6,304.2)
Short-term overdrafts – within one year	(435.8)	(265.1)
Future anticipated cash flows	(7,227.2)	(6,569.3)
Effect of discounting/financing rates	1,634.0	1,781.2
Debt financing	(5,593.2)	(4,788.1)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2015 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,052.0	4.62%	n/a	224
	– floating	890.7	n/a	LIBOR	n/a
£	– fixed	400.0	6.19%	n/a	37
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	2,544.4	2.54%	n/a	90
Other		70.3	n/a	n/a	n/a
		5,157.4

2014 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,547.2	4.56%	n/a	234
	– floating	753.2	n/a	LIBOR	n/a
£	– fixed	400.0	6.19%	n/a	58
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	1,747.7	3.96%	n/a	89
	– floating	1.4	n/a	EURIBOR	n/a
Other		(126.5)	n/a	n/a	n/a
		4,523.0

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets
2015	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	55.2	50.6	72.4	102.7
Between one and two years	40.7	39.4	277.1	298.1
Between two and three years	17.4	17.6	52.8	56.7
Between three and four years	18.4	19.1	55.6	56.7
Between four and five years	20.3	20.8	58.1	56.7
Over five years	834.1	834.2	1,393.6	1,387.2
	986.1	981.7	1,909.6	1,958.1

	Financial liabilities		Financial assets
2014	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	632.6	498.5	569.0	642.6
Between one and two years	1.1	0.4	22.0	37.9
Between two and three years	26.1	25.4	250.2	262.2
Between three and four years	–	–	25.3	24.8
Between four and five years	–	–	26.4	24.8
Over five years	–	–	576.4	570.9
	659.8	524.3	1,469.3	1,563.2

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-10.

Net cash from operating activities:

	2015 £m	2014 £m	2013 £m
Profit for the year	1,245.1	1,151.5	1,012.1
Taxation	247.5	300.4	283.7
Revaluation of financial instruments	34.7	(50.7)	(21.0)
Finance costs	224.1	262.7	267.9
Finance income	(72.4)	(94.7)	(64.3)
Share of results of associates	(47.0)	(61.9)	(68.1)
Adjustments for:
Non-cash share-based incentive plans (including share options)	99.0	102.2	105.4
Depreciation of property, plant and equipment	194.7	197.3	202.0
Impairment of goodwill	15.1	16.9	23.3
Amortisation and impairment of acquired intangible assets	140.1	147.5	179.8
Amortisation of other intangible assets	33.7	31.6	32.7
Investment write-downs	78.7	7.3	0.4
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)	(6.0)
Gains on remeasurement of equity interest on acquisition of controlling interest	(165.0)	(9.2)	(30.0)
Losses/(gains) on sale of property, plant and equipment	1.1	(0.8)	(0.4)
Decrease/(increase) in inventories and work in progress	7.8	(9.7)	36.7
Increase in receivables	(921.7)	(84.0)	(253.3)
Increase in payables – short-term	787.9	390.9	67.2
Increase in payables – long-term	24.2	36.5	28.3
Decrease in provisions	(62.3)	(38.7)	(12.3)
Corporation and overseas tax paid	(301.2)	(289.9)	(273.3)
Interest and similar charges paid	(212.0)	(249.1)	(254.7)
Interest received	61.3	69.8	51.3
Investment income	4.9	11.9	10.1
Dividends from associates	72.6	52.2	56.7
Net cash inflow from operating activities	1,359.9	1,703.7	1,374.2

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2015 £m	2014 £m	2013 £m
Initial cash consideration	(463.5)	(382.7)	(165.1)
Cash and cash equivalents acquired (net)	57.7	74.4	25.0
Earnout payments	(43.9)	(34.3)	(27.7)
Purchase of other investments (including associates)	(283.2)	(188.8)	(45.6)
Proceeds on disposal of investments	63.4	42.3	12.0
Acquisitions and disposals	(669.5)	(489.1)	(201.4)
Cash consideration for non-controlling interests	(23.6)	(5.6)	(19.6)
Net cash outflow	(693.1)	(494.7)	(221.0)

Share repurchases and buy-backs:
	2015 £m	2014 £m	2013 £m
Purchase of own shares by ESOP Trusts	(181.6)	(98.3)	(179.4)
Shares purchased into treasury	(406.0)	(412.5)	(17.6)
Net cash outflow	(587.6)	(510.8)	(197.0)

Net increase in borrowings:
	2015 £m	2014 £m	2013 £m
Proceeds from issue of €600 million bonds	858.7	–	–
Repayment of €500 million bonds	(481.9)	–	–
Premium on exchange of €252 million bonds	(13.7)	–	–
Repayment of $369 million bonds	–	(235.3)	–
Repayment of $600 million bonds	–	(333.7)	–
Repayment of $25 million TNS private placements	–	(14.6)	–
Proceeds from issue of €750 million bonds	–	588.7	624.8
Proceeds from issue of $750 million bonds	–	460.1	–
Proceeds from issue of $500 million bonds	–	–	314.2
Repayment of €600 million bonds	–	–	(502.1)
Repayment of convertible bonds	–	–	(0.1)
Increase in drawings on bank loans	128.9	–	–
Net cash inflow	492.0	465.2	436.8

Cash and cash equivalents:
	2015 £m	2014 £m	2013 £m
Cash at bank and in hand	2,227.8	1,967.0	2,099.1
Short-term bank deposits	154.6	545.7	122.5
Overdrafts[1]	(435.8)	(265.1)	(338.4)
	1,946.6	2,247.6	1,883.2

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Intangible assets

Goodwill

The movements in 2015 and 2014 were as follows:

£m
Cost:
1 January 2014	10,065.8
Additions[1]	514.0
Revision of earnout estimates	26.4
Exchange adjustments	(23.2)
31 December 2014	10,583.0
Additions[1]	763.6
Revision of earnout estimates	19.9
Exchange adjustments	(72.3)
31 December 2015	11,294.2

Accumulated impairment losses and write-downs:
1 January 2014	593.0
Impairment losses for the year	8.1
Exchange adjustments	2.5
31 December 2014	603.6
Impairment losses for the year	15.1
Exchange adjustments	4.9
31 December 2015	623.6

Net book value:
31 December 2015	10,670.6
31 December 2014	9,979.4
1 January 2014	9,472.8

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

Cash-generating units with significant goodwill as at 31 December are:

	2015 £m	2014 £m
GroupM	2,390.7	2,124.5
Kantar	2,223.4	1,965.0
Wunderman	1,083.3	1,081.0
Y&R Advertising	946.9	978.1
Burson-Marsteller	482.6	473.2
Other	3,543.7	3,357.6
Total goodwill	10,670.6	9,979.4

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

12. Intangible assets (continued)

Other intangible assets

The movements in 2015 and 2014 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2014	957.9	1,666.4	284.2	2,908.5
Additions	–	–	36.5	36.5
Disposals	–	(33.2)	(16.2)	(49.4)
New acquisitions	–	136.3	2.7	139.0
Other movements[1]	–	12.0	4.0	16.0
Exchange adjustments	11.4	2.7	1.8	15.9
31 December 2014	969.3	1,784.2	313.0	3,066.5
Additions	–	–	36.1	36.1
Disposals	–	–	(19.2)	(19.2)
New acquisitions	–	230.7	2.4	233.1
Other movements[1]	–	6.7	(4.1)	2.6
Exchange adjustments	(1.2)	(14.5)	2.8	(12.9)
31 December 2015	968.1	2,007.1	331.0	3,306.2
Amortisation and impairment:
1 January 2014	–	1,052.8	187.9	1,240.7
Charge for the year	–	144.7	31.6	176.3
Disposals	–	(26.9)	(15.4)	(42.3)
Other movements	–	–	2.2	2.2
Exchange adjustments	–	16.7	4.0	20.7
31 December 2014	–	1,187.3	210.3	1,397.6
Charge for the year	–	135.7	33.7	169.4
Disposals	–	–	(18.3)	(18.3)
IT asset write-downs	–	–	29.1	29.1
Other movements	–	–	(7.3)	(7.3)
Exchange adjustments	–	16.5	3.8	20.3
31 December 2015	–	1,339.5	251.3	1,590.8
Net book value:
31 December 2015	968.1	667.6	79.7	1,715.4
31 December 2014	969.3	596.9	102.7	1,668.9
1 January 2014	957.9	613.6	96.3	1,667.8

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

Acquired intangible assets at net book value at 31 December 2015 include brand names of £401.0 million (2014: £393.0 million), customer-related intangibles of £239.9 million (2014: £197.8 million), and other assets (including proprietary tools) of £26.7 million (2014: £6.1 million).

The total amortisation and impairment of acquired intangible assets of £140.1 million (2014: £147.5 million) includes £4.4 million (2014: £2.8 million) in relation to associates.

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

The goodwill impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 8.5% (2014: 9.0%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2014: 3.0%) and no

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £15.1 million (2014: £16.9 million) relates to a number of under-performing businesses in the Group, of which £nil (2014: £8.8 million) is in relation to associates. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

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

13. Property, plant and equipment

The movements in 2015 and 2014 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:
1 January 2014	37.1	105.8	741.3	325.8	605.8	1,815.8
Additions	–	0.7	61.9	39.0	76.3	177.9
New acquisitions	–	0.1	4.0	9.8	6.7	20.6
Disposals	–	(0.5)	(43.1)	(30.8)	(81.5)	(155.9)
Exchange adjustments	–	4.2	20.6	(9.1)	(8.9)	6.8
31 December 2014	37.1	110.3	784.7	334.7	598.4	1,865.2
Additions	–	0.4	107.2	39.4	63.3	210.3
New acquisitions	–	1.2	2.2	13.3	4.4	21.1
Disposals	–	(12.6)	(68.2)	(37.7)	(55.9)	(174.4)
Exchange adjustments	–	2.9	11.5	(11.4)	(7.3)	(4.3)
31 December 2015	37.1	102.2	837.4	338.3	602.9	1,917.9

Depreciation:
1 January 2014	–	19.8	372.9	191.7	458.1	1,042.5
Charge for the year	–	4.5	68.9	41.1	82.8	197.3
Disposals	–	(1.0)	(40.3)	(26.6)	(80.4)	(148.3)
Exchange adjustments	–	(0.8)	10.9	(2.8)	(6.1)	1.2
31 December 2014	–	22.5	412.4	203.4	454.4	1,092.7
Charge for the year	–	5.2	70.5	40.9	78.1	194.7
Disposals	–	(7.7)	(64.8)	(29.5)	(54.5)	(156.5)
Exchange adjustments	–	(0.8)	5.1	(5.9)	(9.1)	(10.7)
31 December 2015	–	19.2	423.2	208.9	468.9	1,120.2

Net book value:
31 December 2015	37.1	83.0	414.2	129.4	134.0	797.7
31 December 2014	37.1	87.8	372.3	131.3	144.0	772.5
1 January 2014	37.1	86.0	368.4	134.1	147.7	773.3

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £61.3 million (2014: £60.9 million).

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2015 and 2014 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2014	395.4	397.4	792.8	270.6
Additions	70.1	–	70.1	340.0
Goodwill arising on acquisition of new associates	–	0.2	0.2	–
Share of results of associate undertakings (note 4)	61.9	–	61.9	–
Dividends	(52.2)	–	(52.2)	–
Other movements	9.7	3.9	13.6	10.6
Exchange adjustments	(9.1)	(1.5)	(10.6)	5.9
Disposals	(0.2)	(0.1)	(0.3)	(15.2)
Reclassification to subsidiaries	(56.4)	(47.6)	(104.0)	–
Revaluation of other investments	–	–	–	64.6
Amortisation of other intangible assets	–	(2.8)	(2.8)	–
Goodwill impairment	–	(8.8)	(8.8)	–
Write-downs	–	–	–	(7.3)
31 December 2014	419.2	340.7	759.9	669.2
Additions	(18.7)	–	(18.7)	357.1
Goodwill arising on acquisition of new associates	–	124.8	124.8	–
Share of results of associate undertakings (note 4)	47.0	–	47.0	–
Dividends	(75.1)	–	(75.1)	–
Other movements	5.1	5.7	10.8	–
Exchange adjustments	(7.9)	(5.8)	(13.7)	18.9
Disposals	(46.7)	(1.6)	(48.3)	(13.8)
Reclassification from/(to) subsidiaries	11.2	(34.9)	(23.7)	–
Revaluation of other investments	–	–	–	206.0
Amortisation of other intangible assets	–	(4.4)	(4.4)	–
Write-downs	–	–	–	(78.7)
31 December 2015	334.1	424.5	758.6	1,158.7

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

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2015 included:

	% owned	Country of incorporation
Asatsu-DK Inc.	24.6	Japan
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Chime Communications Ltd	27.8	UK
CTR Market Research Company Limited	46.0	China
CVSC Sofres Media Co Limited	40.0	China
GIIR Inc	30.0	Korea
Globant S.A.[1]	19.8	Argentina
Grass Roots Group plc	44.8	UK
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Marktest Investimentos SGPS S.A.	43.1	Portugal
Nanjing Yindu Advertising Agency	49.0	China
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
Smollan Holdings (Pty) Ltd	25.4	South Africa
STW Communications Group Limited[2]	23.5	Australia

Notes
[1]	Although the Group holds less than 20% of Globant S.A, it is considered to be an associate as the Group exercises significant influence over the entity.
[2]

STW Communications Group Limited merged with the Australian and New Zealand businesses of WPP following STW shareholder approval at an Extraordinary General Meeting held on 4 April 2016. As a result of this transaction, WPP will have a majority shareholding.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2015 was as follows: Asatsu-DK Inc: £171.6 million, GIIR Inc: £25.2 million, Globant SA: £170.3 million, High Co SA: £27.2 million and STW Communications Group Limited: £40.0 million (2014: Asatsu-DK Inc: £160.9 million, GIIR Inc: £22.4 million, Globant SA: £104.5 million, High Co SA: £13.6 million and STW Communications Group Limited: £40.3 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2015 was as follows: Asatsu-DK Inc: £120.1 million, GIIR Inc: £30.4 million, Globant SA: £61.9 million, High Co SA: £28.6 million and STW Communications Group Limited: £70.4 million (2014: Asatsu-DK Inc: £140.4 million, GIIR Inc: £30.0 million, Globant SA: £57.4 million, High Co SA: £28.9 million and STW Communications Group Limited: £71.4 million).

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2015.

	2015 £m	2014 £m	2013 £m
Income statement
Revenue	2,049.5	2,246.5	2,366.7
Operating profit	283.7	280.6	274.8
Profit before taxation	236.5	267.0	261.5
Profit for the year	162.0	183.0	188.8

	2015 £m	2014 £m	2013 £m
Balance sheet
Assets	3,912.4	4,380.3	5,027.4
Liabilities	(1,906.2)	(1,823.9)	(2,411.9)
Net assets	2,006.2	2,556.4	2,615.5

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £93.1 million (2014: £42.4 million).

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

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2015 £m	Offset 2015 £m	As reported 2015 £m	Gross 2014 £m	Offset 2014 £m	As reported 2014 £m	Gross 2013 £m	Offset 2013 £m	As reported 2013 £m
Deferred tax assets	410.7	(316.6)	94.1	406.8	(298.0)	108.8	224.3	(134.8)	89.5
Deferred tax liabilities	(868.9)	316.6	(552.3)	(834.7)	298.0	(536.7)	(755.6)	134.8	(620.8)
	(458.2)	–	(458.2)	(427.9)	–	(427.9)	(531.3)	–	(531.3)

The Group has restated the consolidated balance sheets at 31 December 2014 and 31 December 2013 to reduce both the deferred tax assets and the deferred tax liabilities shown in each year by £130.9 million and £29.9 million respectively. This restatement offsets certain deferred tax assets and liabilities relating to the same tax group. There was no impact on the Group’s net income or net assets.

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2015 and 2014:

	Deferred compensation £m	Accounting provisions & accruals £m	Retirement benefit obligations £m	Property, plant & equipment £m	Tax losses & credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2014	1.1	45.8	19.0	31.3	34.0	86.3	–	6.8	224.3
Credit/(charge) to income	44.5	9.2	18.0	8.7	12.3	(1.2)	19.3	14.6	125.4
Credit to other comprehensive income	–	–	62.1	–	–	–	–	–	62.1
Charge to equity	–	–	–	–	–	(17.1)	–	–	(17.1)
Exchange differences	(0.1)	(3.5)	7.3	1.4	1.8	3.5	1.1	0.6	12.1
31 December 2014	45.5	51.5	106.4	41.4	48.1	71.5	20.4	22.0	406.8
(Charge)/credit to income	(5.8)	(2.9)	(12.0)	2.1	20.4	(3.3)	11.2	(5.1)	4.6
Charge to other comprehensive income	–	–	(5.2)	–	–	–	–	–	(5.2)
Credit to equity	–	–	–	–	–	6.4	–	–	6.4
Exchange differences	2.2	0.9	1.8	1.2	2.8	4.2	(0.5)	(0.3)	12.3
Transfer to current tax creditor	–	–	–	–	–	–	(14.2)	–	(14.2)
31 December 2015	41.9	49.5	91.0	44.7	71.3	78.8	16.9	16.6	410.7

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2015 and 2014:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2014	564.6	21.5	135.5	29.6	–	4.4	755.6
Acquisition of subsidiaries	36.0	–	–	–	–	–	36.0
(Credit)/charge to income	(44.6)	(1.7)	19.0	(0.7)	47.0	7.5	26.5
Exchange adjustments	2.2	(0.2)	9.2	1.9	2.7	0.8	16.6
31 December 2014	558.2	19.6	163.7	30.8	49.7	12.7	834.7
Acquisition of subsidiaries	73.4	–	–	–	–	0.4	73.8
(Credit)/charge to income	(44.2)	2.7	4.7	(1.6)	(1.8)	(2.4)	(42.6)
Exchange differences	(10.3)	0.2	8.3	1.7	2.8	0.3	3.0
31 December 2015	577.1	22.5	176.7	30.9	50.7	11.0	868.9

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,581.9 million (2014: £4,840.6 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,186.3 million (2014: £1,262.1 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £3,395.6 million (2014: £3,578.5 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £42.3 million that will expire within 1-10 years, and £3,067.7 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £2,311.7 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2015 £m	2014 £m
Work in progress	315.1	313.7
Inventory	13.9	13.6
	329.0	327.3

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2015 £m	2014 £m
Trade receivables (net of bad debt provision)	6,799.4	6,337.6
VAT and sales taxes recoverable	154.9	116.0
Prepayments	235.0	222.1
Accrued income	2,853.8	2,401.5
Fair value of derivatives	4.6	11.4
Other debtors	447.7	441.4
	10,495.4	9,530.0

The ageing of trade receivables and other financial assets is as follows:

2015	Carrying amount at 31 December 2015 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,799.4	4,290.7	1,704.0	631.9	133.0	35.4	4.4
Other financial assets	453.5	265.7	107.6	23.8	5.1	19.1	32.2
	7,252.9	4,556.4	1,811.6	655.7	138.1	54.5	36.6

2014	Carrying amount at 31 December 2014 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,337.6	4,069.0	1,457.3	659.3	120.6	30.8	0.6
Other financial assets	440.3	310.0	75.9	14.4	8.8	13.8	17.4
	6,777.9	4,379.0	1,533.2	673.7	129.4	44.6	18.0

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2015 £m	2014 £m
Prepayments	1.5	1.9
Accrued income	5.8	7.0
Other debtors	131.7	97.8
Fair value of derivatives	39.7	41.9
	178.7	148.6

17. Trade and other receivables (continued)

Movements on bad debt provisions were as follows:

	2015 £m	2014 £m	2013 £m
Balance at beginning of year	85.3	92.8	105.3
New acquisitions	1.0	3.2	2.1
Charged to operating costs	21.6	18.9	26.3
Exchange adjustments	0.2	0.3	(1.7)
Utilisations and other movements	(22.7)	(29.9)	(39.2)
Balance at end of year	85.4	85.3	92.8

The allowance for bad and doubtful debts is equivalent to 1.2% (2014: 1.3%, 2013: 1.5%) of gross trade accounts receivables.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2015 £m	2014 £m
Trade payables	8,538.3	7,846.3
Payments due to vendors (earnout agreements)	126.0	67.1
Liabilities in respect of put option agreements with vendors	51.1	27.7
Deferred income	1,081.0	990.4
Fair value of derivatives	0.7	75.0
Share purchases – close period commitments	–	78.8
Other creditors and accruals	2,887.9	2,698.7
	12,685.0	11,784.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2015 £m	2014 £m
Payments due to vendors (earnout agreements)	455.3	244.3
Liabilities in respect of put option agreements with vendors	183.3	157.2
Fair value of derivatives	2.3	2.1
Other creditors and accruals	250.6	221.3
	891.5	624.9

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

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year (continued)

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2015 £m	2014 £m
Within one year	126.0	67.1
Between one and two years	104.9	67.4
Between two and three years	105.1	65.1
Between three and four years	110.9	34.6
Between four and five years	122.5	51.9
Over five years	11.9	25.3
	581.3	311.4

	2015 £m	2014 £m
At the beginning of the year	311.4	193.5
Earnouts paid (note 11)	(43.9)	(34.3)
New acquisitions	262.2	136.0
Revision of estimates taken to goodwill (note 12)	19.9	26.4
Revaluation of payments due to vendors (note 6)	35.6	(13.2)
Exchange adjustments	(3.9)	3.0
At the end of the year	581.3	311.4

As of 31 December 2015, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £378 million (2014: £nil to £362 million) and £nil to £1,645 million (2014: £nil to £1,329 million), respectively. The increase in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements related to new acquisitions partially offset by earnout arrangements that have completed and payments made on active arrangements during the year.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2015 £m	2014 £m
Bank overdrafts	435.8	265.1
Corporate bonds and bank loans	496.2	388.1
	932.0	653.2

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2015 £m	2014 £m
Corporate bonds and bank loans	4,661.2	4,134.9

The Group estimates that the fair value of corporate bonds is £5,207.4 million at 31 December 2015 (2014: £4,944.8 million). The Group considers that the carrying amount of bank loans approximates their fair value. The fair values of the corporate bonds are based on quoted market prices.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2015 £m	2014 £m
Within one year	932.0	653.2
Between one and two years	413.6	581.9
Between two and three years	174.7	413.9
Between three and four years	440.6	–
Between four and five years	194.2	–
Over five years	3,438.1	3,139.1
	5,593.2	4,788.1

21. Provisions for liabilities and charges

The movements in 2015 and 2014 were as follows:

	Property £m	Other £m	Total £m
1 January 2014	37.3	110.4	147.7
Charged to the income statement	16.4	15.5	31.9
Acquisitions[1]	2.1	7.7	9.8
Utilised	(6.0)	(9.2)	(15.2)
Released to the income statement	(5.4)	(6.7)	(12.1)
Transfers	0.1	0.4	0.5
Exchange adjustments	–	3.8	3.8
31 December 2014	44.5	121.9	166.4
Charged to the income statement	9.2	15.6	24.8
Acquisitions[1]	13.3	11.2	24.5
Utilised	(7.2)	(11.4)	(18.6)
Released to the income statement	(2.8)	(10.9)	(13.7)
Transfers	(3.0)	2.5	(0.5)
Exchange adjustments	(1.3)	2.0	0.7
31 December 2015	52.7	130.9	183.6

Note

[1]

Acquisitions include £13.5 million (2014: £0.5 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2015 £m	2014 £m	2013 £m
Share-based payments (note 5)	99.0	102.2	105.4

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2015, there was £162.0 million (2014: £156.8 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Leadership Equity Acquisition Plan III (LEAP III)

Under LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Shareholder Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2012 and 2011 grants is five shares for each investment share. The 2011 LEAP III plan vested in March 2016 at a match of 5.0 shares for each investment share. The last LEAP III award was granted in 2012 and no further awards will be made following the introduction of the EPSP.

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

22. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2015 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2015 number m
LEAP III[1]	3.0	4.2	–	(5.1)	2.1
Executive Performance Share Plan (EPSP)	4.8	1.9	–	–	6.7
Performance Share Awards (PSA)	3.2	0.4	(0.2)	(1.7)	1.7
Leaders, Partners and High Potential Group	6.9	2.0	(0.5)	(2.7)	5.7

Weighted average fair value (pence per share):
LEAP III[1]	788p	728p	–	728p	749p
Executive Performance Share Plan (EPSP)	1,189p	1,472p	–	–	1,271p
Performance Share Awards (PSA)	1,170p	1,252p	1,247p	1,011p	1,343p
Leaders, Partners and High Potential Group	1,140p	1,386p	1,149p	778p	1,401p

Note

[1]

The number of shares granted represents the matched shares awarded on vest date for the 2010 LEAP III plan which vested in March 2015. The actual number of shares that vest for each LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2015 was £111.7 million (2014: £107.2 million, 2013: £87.1 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2015 £m	2014 £m	2013 £m
Defined contribution plans	135.0	129.8	124.4
Defined benefit plans charge to operating profit	25.0	19.1	26.9
Pension costs (note 5)	160.0	148.9	151.3
Net interest expense on pension plans (note 6)	7.3	8.0	11.4
	167.3	156.9	162.7

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2015.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2015 amounted to £70.9 million (2014: £68.2 million, 2013: £47.8 million). Employer contributions and benefit payments in 2016 are expected to be approximately £70 million.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(a) Assumptions

There are a number of areas in pension accounting that involve judgments made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2015 % pa	2014 % pa	2013 % pa	2012 % pa
UK
Discount rate[1]	3.7	3.4	4.5	4.2
Rate of increase in salaries	3.1	3.1	3.6	2.9
Rate of increase in pensions in payment	3.9	3.9	4.2	3.9
Inflation	2.4	2.4	2.9	2.4
North America
Discount rate[1]	4.0	3.7	4.5	3.5
Rate of increase in salaries	3.0	3.0	3.0	3.0
Inflation	2.5	2.5	2.5	2.5
Western Continental Europe
Discount rate[1]	2.5	2.1	3.7	3.6
Rate of increase in salaries	2.3	2.2	2.4	2.4
Rate of increase in pensions in payment	1.6	2.0	2.0	2.0
Inflation	2.0	2.0	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.2	4.2	4.4	4.1
Rate of increase in salaries	5.8	6.1	5.9	6.1
Inflation	4.0	3.9	4.5	4.7

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

At 31 December 2015, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	22.9	23.2	23.5	21.0	19.6
– current pensioners (at age 65) – female	24.7	24.9	24.7	24.2	24.8
– future pensioners (current age 45) – male	24.8	24.7	25.5	23.6	19.6
– future pensioners (current age 45) – female	26.7	26.5	26.9	26.6	24.8

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

The life expectancies after age 65 at 31 December 2014 were 23.1 years and 24.9 years for male and female current pensioners (at age 65) respectively, and 25.0 years and 26.8 years for male and female future pensioners (current age 45), respectively.

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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	12.0	9.1	13.2	16.7	8.5
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	72.9	46.5	17.1	6.9	2.4
Benefits expected to be paid in 2017	56.7	31.3	17.1	6.8	1.5
Benefits expected to be paid in 2018	56.9	30.0	17.9	7.0	2.0
Benefits expected to be paid in 2019	57.7	29.4	18.0	7.3	3.0
Benefits expected to be paid in 2020	56.6	28.2	18.5	7.6	2.3
Benefits expected to be paid in the next five years	292.1	133.9	98.7	42.8	16.7

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

	Increase/(decrease) in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2015 £m	2014 £m
Discount rate
Increase by 25 basis points
UK	(10.9)	(12.8)
North America	(9.4)	(10.8)
Western Continental Europe	(7.8)	(10.3)
Other[1]	(0.5)	(0.6)
Decrease by 25 basis points
UK	11.5	13.6
North America	9.7	11.0
Western Continental Europe	8.2	11.2
Other[1]	0.5	0.5
Rate of increase in salaries
Increase by 25 basis points
UK	0.2	0.2
North America	0.1	0.1
Western Continental Europe	1.3	1.6
Other[1]	0.5	0.5
Decrease by 25 basis points
UK	(0.1)	(0.2)
North America	–	(0.1)
Western Continental Europe	(1.3)	(1.5)
Other[1]	(0.5)	(0.6)
Rate of increase in pensions in payment
Increase by 25 basis points
UK	2.1	2.9
Western Continental Europe	5.3	7.5
Decrease by 25 basis points
UK	(2.0)	(2.3)
Western Continental Europe	(5.0)	(6.9)
Life expectancy
Increase in longevity by one additional year
UK	13.3	14.4
North America	5.1	5.4
Western Continental Europe	5.6	7.3
Other[1]	–	–

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2015 £m	%	2014 £m	%	2013 £m	%
Equities	132.5	16.3	151.1	17.8	147.7	20.3
Bonds	479.5	58.9	496.2	58.4	405.8	55.9
Insured annuities	60.5	7.4	68.0	8.0	68.7	9.5
Property	1.5	0.2	1.4	0.2	1.0	0.1
Cash	65.1	8.0	52.2	6.1	37.0	5.1
Other	75.1	9.2	80.6	9.5	66.0	9.1
Total fair value of assets	814.2	100.0	849.5	100.0	726.2	100.0
Present value of liabilities	(1,039.9)		(1,144.8)		(972.8)
Deficit in the plans	(225.7)		(295.3)		(246.6)
Irrecoverable surplus	(3.6)		(0.9)		(0.9)
Net liability[1]	(229.3)		(296.2)		(247.5)
Plans in surplus	31.4		17.2		17.7
Plans in deficit	(260.7)		(313.4)		(265.2)

Note

[1]	The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2015 £m	2014 £m	2013 £m
UK	30.9	11.4	11.3
North America	(123.4)	(150.1)	(136.7)
Western Continental Europe	(97.4)	(126.2)	(96.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(35.8)	(30.4)	(25.2)
Deficit in the plans	(225.7)	(295.3)	(246.6)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2015 Surplus/ (deficit) £m	2015 Present value of liabilities £m	2014 Surplus/ (deficit) £m	2014 Present value of liabilities £m	2013 Surplus/ (deficit) £m	2013 Present value of liabilities £m
Funded plans by region
UK	30.9	(352.6)	11.4	(385.8)	11.3	(346.4)
North America	(45.5)	(364.5)	(70.6)	(402.5)	(68.8)	(334.2)
Western Continental Europe	(42.3)	(143.9)	(67.8)	(178.4)	(41.6)	(135.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(4.9)	(15.0)	(5.4)	(15.2)	(5.0)	(14.3)
Deficit/liabilities in the funded plans	(61.8)	(876.0)	(132.4)	(981.9)	(104.1)	(830.3)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(77.9)	(77.9)	(79.5)	(79.5)	(67.9)	(67.9)
Western Continental Europe	(55.1)	(55.1)	(58.4)	(58.4)	(54.4)	(54.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(30.9)	(30.9)	(25.0)	(25.0)	(20.2)	(20.2)
Deficit/liabilities in the unfunded plans	(163.9)	(163.9)	(162.9)	(162.9)	(142.5)	(142.5)
Deficit/liabilities in the plans	(225.7)	(1,039.9)	(295.3)	(1,144.8)	(246.6)	(972.8)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2015 £m	2014 £m	2013 £m
Service cost[1]	23.0	17.3	24.8
Administrative expenses	2.0	1.8	2.1
Charge to operating profit	25.0	19.1	26.9
Net interest expense on pension plans	7.3	8.0	11.4
Charge to profit before taxation for defined benefit plans	32.3	27.1	38.3
Return on plan assets (excluding interest income)	(31.7)	68.9	3.2
Changes in demographic assumptions underlying the present value of the plan liabilities	13.8	(12.3)	13.5
Changes in financial assumptions underlying the present value of the plan liabilities	55.4	(141.4)	58.9
Experience (loss)/gain arising on the plan liabilities	(1.3)	(1.8)	0.4
Change in irrecoverable surplus	(2.7)	–	0.2
Actuarial gain/(loss) recognised in OCI	33.5	(86.6)	76.2

Note

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

23. Provision for post-employment benefits (continued)

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2015 £m	2014 £m	2013 £m
Plan liabilities at beginning of year	1,144.8	972.8	1,044.1
Service cost[1]	23.0	17.3	24.8
Interest cost	34.6	40.7	39.7
Actuarial (gain)/loss
Effect of changes in demographic assumptions	(13.8)	12.3	(13.5)
Effect of changes in financial assumptions	(55.4)	141.4	(58.9)
Effect of experience adjustments	1.3	1.8	(0.4)
Benefits paid	(112.6)	(57.7)	(54.5)
Loss/(gain) due to exchange rate movements	13.4	14.8	(5.0)
Settlement payments	–	–	(2.9)
Other[2]	4.6	1.4	(0.6)
Plan liabilities at end of year	1,039.9	1,144.8	972.8

Notes

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2015 £m	2014 £m	2013 £m
Fair value of plan assets at beginning of year	849.5	726.2	709.8
Interest income on plan assets	27.3	32.7	28.3
Return on plan assets (excluding interest income)	(31.7)	68.9	3.2
Employer contributions	70.9	68.2	47.8
Benefits paid	(112.6)	(57.7)	(54.5)
Gain/(loss) due to exchange rate movements	12.4	12.6	(4.8)
Settlement payments	–	–	(2.9)
Administrative expenses	(2.0)	(1.8)	(2.1)
Other[1]	0.4	0.4	1.4
Fair value of plan assets at end of year	814.2	849.5	726.2
Actual return on plan assets	(4.4)	101.6	31.5

Note

[1]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

24. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2015 were primarily made up of $2,862 million, £600 million and €3,450 million. The Group’s average gross debt during the course of 2015 was $3,317 million, £613 million and €2,789 million.

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

Including the effect of interest rate and cross-currency swaps, 54.2% of the year-end US dollar debt is at fixed rates averaging 4.62% for an average period of 224 months; 66.7% of the sterling debt is at a fixed rate of 6.19% for an average period of 37 months; and 100% of the euro debt is at fixed rates averaging 2.54% for an average period of 90 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2015 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

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

At 31 December 2015, the Group has access to £6.8 billion of committed facilities with maturity dates spread over the years 2016 to 2043 as illustrated below:

	£m	2016 £m	2017 £m	2018 £m	2019 £m	2020+ £m
US bond $500m (5.625% ’43)	339.4					339.4
US bond $300m (5.125% ’42)	203.6					203.6
Eurobonds €600m (1.625% ’30)	442.5					442.5
Eurobonds €750m (2.25% ’26)	553.1					553.1
US bond $750m (3.75% ’24)	509.0					509.0
Eurobonds €750m (3.0% ’23)	553.1					553.1
US bond $500m (3.625% ’22)	339.4					339.4
US bond $812m (4.75% ’21)	551.4					551.4
£ bonds £200m (6.375% ’20)	200.0					200.0
Bank revolver ($2,500m)	1,696.8					1,696.8
Eurobonds €600m (0.75% ’19)	442.5				442.5
Eurobonds €252m (0.43% ’18)	185.9			185.9
£ bonds £400m (6.0% ’17)	400.0		400.0
Eurobonds €498m (6.625% ’16)	367.3	367.3
Total committed facilities available	6,784.0	367.3	400.0	185.9	442.5	5,388.3
Drawn down facilities at 31 December 2015	5,087.2	367.3	400.0	185.9	442.5	3,691.5
Undrawn committed credit facilities	1,696.8

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2015.

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

	2015 £m	2014 £m
US dollar	–	51.5
Euro	40.8	21.7

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2015 would increase profit before tax by approximately £7.9 million (2014: £14.2 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

At 31 December 2015, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £nil (2014: £72.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2014: £nil) assets included in trade and other receivables and £nil (2014: £72.7 million) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a charge of £nil (2014: charge of £26.4

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

million) for net investment hedges and a charge of £73.5 million (2014: £60.6 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £3.2 million (2014: gain of £23.0 million, 2013: gain of £12.9 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £76.7 million gain on hedging instruments and a £73.5 million loss on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £86.5 million (2014: £197.2 million). The Group estimates the fair value of these contracts to be a net asset of £3.9 million (2014: net liability of £0.1 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with a nominal value of $500 million have fixed interest receipts of 3.63% until September 2022 and have floating interest payments averaging LIBOR plus 1.52%. Contracts with a nominal value of $812 million have fixed interest receipts of 4.75% until November 2021 and have floating rate payments averaging LIBOR plus 2.17%. Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

The fair value of interest rate swaps entered into at 31 December 2015 is estimated to be a net asset of approximately £37.4 million (2014: £49.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £39.7 million (2014: £51.1 million) assets included in trade and other receivables and £2.3 million (2014: £2.1 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a loss of £6.8 million (2014: gain of £5.3 million, 2013: loss of £2.4 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £3.9 million loss on hedging instruments and a £2.9 million loss on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2015
Other investments	–	–	–	1,158.7	–	1,158.7
Cash and short-term deposits	–	–	2,382.4	–	–	2,382.4
Bank overdrafts and loans	–	–	–	–	(932.0)	(932.0)
Bonds and bank loans	–	–	–	–	(4,661.2)	(4,661.2)
Trade and other receivables: amounts falling due within one year	–	–	7,184.4	–	–	7,184.4
Trade and other receivables: amounts falling due after more than one year	–	–	68.5	–	–	68.5
Trade and other payables: amounts falling due within one year	–	–	–	–	(8,595.5)	(8,595.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(5.3)	(5.3)
Derivative assets	39.7	4.6	–	–	–	44.3
Derivative liabilities	(2.3)	(0.7)	–	–	–	(3.0)
Payments due to vendors (earnout agreements) (note 19)	–	(581.3)	–	–	–	(581.3)
Liabilities in respect of put options	–	(234.4)	–	–	–	(234.4)
	37.4	(811.8)	9,635.3	1,158.7	(14,194.0)	(4,174.4)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2014
Other investments	–	–	–	669.2	–	669.2
Cash and short-term deposits	–	–	2,512.7	–	–	2,512.7
Bank overdrafts and loans	–	–	–	–	(653.2)	(653.2)
Bonds and bank loans	–	–	–	–	(4,134.9)	(4,134.9)
Trade and other receivables: amounts falling due within one year	–	–	6,706.6	–	–	6,706.6
Trade and other receivables: amounts falling due after more than one year	–	–	71.3	–	–	71.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,886.5)	(7,886.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(5.4)	(5.4)
Derivative assets	51.1	2.2	–	–	–	53.3
Derivative liabilities	(74.8)	(2.3)	–	–	–	(77.1)
Share purchases – close period commitments	–	(78.8)	–	–	–	(78.8)
Payments due to vendors (earnout agreements) (note 19)	–	(311.4)	–	–	–	(311.4)
Liabilities in respect of put options	–	(184.9)	–	–	–	(184.9)
	(23.7)	(575.2)	9,290.6	669.2	(12,680.0)	(3,319.1)

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

25. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m
2015
Derivatives in designated hedge relationships
Derivative assets	–	39.7	–
Derivative liabilities	–	(2.3)	–
Held for trading
Derivative assets	–	4.6	–
Derivative liabilities	–	(0.7)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(581.3)
Liabilities in respect of put options	–	–	(234.4)
Available for sale
Other investments	311.4	–	847.3

	Level 1 £m	Level 2 £m	Level 3 £m
2014
Derivatives in designated hedge relationships
Derivative assets	–	51.1	–
Derivative liabilities	–	(74.8)	–
Held for trading
Derivative assets	–	2.2	–
Derivative liabilities	–	(2.3)	–
Share purchases – close period commitments	(78.8)	–	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(311.4)
Liabilities in respect of put options	–	–	(184.9)
Available for sale
Other investments	134.8	–	534.4

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m
1 January 2014	(139.1)	247.6
Losses recognised in the income statement	(8.8)	(7.3)
Gain recognised in other comprehensive income	–	96.5
Exchange adjustments	6.5	4.3
Additions	(46.0)	206.6
Disposals	–	(10.7)
Reclassification to subsidiaries	–	(2.6)
Settlements	2.5	–
31 December 2014	(184.9)	534.4
Losses recognised in the income statement	(11.3)	(2.2)
Gain recognised in other comprehensive income	–	196.4
Exchange adjustments	21.4	13.3
Additions	(86.8)	113.5
Disposals	–	(8.1)
Cancellations	25.3	–
Settlements	1.9	–
31 December 2015	(234.4)	847.3

Note

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 19.

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

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2015, the weighted average growth rate in estimating future financial performance was 20.3% (2014: 19.8%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2015 was 1.7% (2014: 2.0%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £11.9 million (2014: £6.6 million) and £19.0 million (2014: £11.7 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £11.6 million (2014: £6.5 million) and £11.9 million (2014: £6.7 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

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

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
1 January 2013	1,750,000,000	175.0
31 December 2013	1,750,000,000	175.0
31 December 2014	1,750,000,000	175.0
31 December 2015	1,750,000,000	175.0

Issued and fully paid
1 January 2013	1,265,407,107	126.5
Conversion of bond	17,006	–
2 January 2013 – shares in WPP 2012 Limited (formerly WPP plc) of 10p each	1,265,424,113	126.5

On formation of WPP plc
Group reconstruction – shares in WPP 2012 Limited (formerly WPP plc) exchange for shares in WPP plc of 10p each	1,265,424,113	126.5
Conversion of bond	76,496,557	7.7
Exercise of share options	6,812,647	0.7
31 December 2013	1,348,733,317	134.9
Exercise of share options	3,914,407	0.4
Treasury share cancellations	(26,900,000)	(2.7)
31 December 2014	1,325,747,724	132.6
Exercise of share options	3,618,300	0.3
31 December 2015	1,329,366,024	132.9

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

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2015 was 17,154,359 (2014: 17,861,766), and £268.1 million (2014: £240.2 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2015 was 34,619,468 (2014: 7,526,560) and £541.1 million (2014: £101.2 million) respectively.

Share options

WPP Executive Share Option Scheme

As at 31 December 2015, unexercised options over ordinary shares of 14,183 and unexercised options over ADRs of 1,658 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,268	5.903	2011 - 2018
3,174	7.723	2010 - 2017
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
844	59.170	2011 - 2018
156	63.900	2009 - 2020
658	75.940	2010 - 2017

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Program

As at 31 December 2015, unexercised options over ordinary shares of 7,433,812 and unexercised options over ADRs of 889,581 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,125	4.819	2011 - 2018
1,125	5.483	2012 - 2016
79,700	5.483	2012 - 2019
125	5.483	2012 - 2020
36,625	5.483	2013 - 2019
5,375	5.483	2012 - 2019
4,625	5.608	2012 - 2019
4,800	5.913	2011 - 2018
1,875	5.917	2011 - 2018
43,925	6.028	2011 - 2018
13,625	6.268	2014 - 2018
307,750	6.268	2014 - 2021
117,110	6.268	2015 - 2021
125	6.668	2009 - 2017
1,375	6.740	2009 - 2016
8,325	6.938	2009 - 2016
2,500	7.005	2010 - 2017
1,125	7.113	2013 - 2017
186,625	7.113	2013 - 2020
62,750	7.113	2014 - 2020
2,625	7.478	2011 - 2017
6,250	7.543	2014 - 2020
33,950	7.718	2010 - 2017
912,233	8.458	2015 - 2022
93,947	13.145	2017 - 2021
2,933,043	13.145	2017 - 2024
5,625	13.145	2018 - 2024
2,483,946	13.505	2016 - 2023
78,583	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
28,935	44.560	2012 - 2019
68,935	49.230	2014 - 2021
43,765	56.560	2013 - 2020
19,215	59.500	2011 - 2018
4,910	60.690	2009 - 2016
118,205	67.490	2015 - 2022
15,795	75.760	2010 - 2017
326,462	102.670	2017 - 2024
263,359	110.760	2016 - 2023

26. Authorised and issued share capital (continued)

WPP Share Option Plan 2015

As at 31 December 2015, unexercised options over ordinary shares of 3,675,550 and unexercised options over ADRs of 400,585 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
136,625	15.150	2018 - 2022
3,496,300	15.150	2018 - 2025
42,625	15.150	2019 - 2025

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
400,585	115.940	2018 - 2025

24/7 Real Media, Inc. 2002 Stock Incentive Plan

As at 31 December 2015, unexercised options over ADRs of 1,884 have been granted under the 24/7 Real Media, Inc. 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
157	53.480	2007 - 2017
314	55.260	2007 - 2016
157	56.270	2007 - 2016
574	56.720	2007 - 2016
157	58.940	2007 - 2016
393	60.020	2007 - 2016
54	64.650	2007 - 2016
78	65.540	2007 - 2016

The aggregate status of the WPP Share Option Plans during 2015 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2015	Granted	Exercised	Lapsed	Outstanding 31 December 2015	Exercisable 31 December 2015
WPP	114,618	–	(92,145)	–	22,473	19,428
WWOP	18,254,357	–	(3,428,681)	(2,943,959)	11,881,717	3,337,468
WSOP	–	5,807,975	–	(129,500)	5,678,475	–
24/7	62,700	–	(40,620)	(12,660)	9,420	9,420
TNS	56,854	–	(56,854)	–	–	–
	18,488,529	5,807,975	(3,618,300)	(3,086,119)	17,592,085	3,366,316

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

Weighted-average exercise price for options over

	1 January 2015	Granted	Exercised	Lapsed	Outstanding 31 December 2015	Exercisable 31 December 2015
Ordinary shares (£)
WPP	6.969	—	6.630	—	7.950	7.228
WWOP	11.020	—	7.688	11.789	11.859	7.442
WSOP	—	15.150	—	15.150	15.150	—
TNS	1.730	—	1.730	—	—	—
ADRs ($)
WPP	59.455	—	58.346	—	66.270	66.270
WWOP	85.999	—	60.398	94.412	90.449	59.294
WSOP	—	115.940	—	115.940	115.940	—
24/7	42.865	—	40.650	38.980	57.635	57.635

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
4.819 – 15.150	12.941	102

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.56 – 115.94	98.263	99

As at 31 December 2015 there was £10.4 million (2014: £10.5 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2014: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2015	2014	2013
Fair value of UK options (shares)	144.0p	155.0p	160.0p
Fair value of US options (ADRs)	$11.34	$12.23	$12.92
Weighted average assumptions:
UK Risk-free interest rate	1.04%	1.12%	1.20%
US Risk-free interest rate	1.45%	1.28%	0.95%
Expected life (months)	48	48	48
Expected volatility	17%	20%	20%
Dividend yield	2.8%	2.8%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2015 was £14.74 (2014: £12.65, 2013: £11.63) and the weighted average ADR price for the same period was $112.88 (2014: $104.21, 2013: $91.22).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans

During the year the Group introduced the Share Option Plan 2015 to replace both the ‘all-employee’ Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

26. Authorised and issued share capital (continued)

The Worldwide Share Ownership Program was open for participation to employees with at least two years’ employment in the Group. It was not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

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

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2013	2.0	(103.2)	21.8	702.1	622.7
Reclassification due to Group reconstruction	(2.0)	–	–	–	(2.0)
Reclassification of convertible bond	–	(44.5)	–	–	(44.5)
Deferred tax on convertible bond	–	9.7	–	–	9.7
Exchange adjustments on foreign currency net investments	–	–	–	(356.5)	(356.5)
Gain on revaluation of available for sale investments	–	–	72.0	–	72.0
Recognition and remeasurement of financial instruments	–	(2.4)	–	–	(2.4)
Share purchases – close period commitments	–	18.3	–	–	18.3
31 December 2013	–	(122.1)	93.8	345.6	317.3
Exchange adjustments on foreign currency net investments	–	–	–	(224.3)	(224.3)
Gain on revaluation of available for sale investments	–	–	64.6	–	64.6
Recognition and remeasurement of financial instruments	–	(44.1)	–	–	(44.1)
Treasury share cancellations	2.7	–	–	–	2.7
Share purchases – close period commitments	–	(80.0)	–	–	(80.0)
31 December 2014	2.7	(246.2)	158.4	121.3	36.2
Exchange adjustments on foreign currency net investments	–	–	–	(272.9)	(272.9)
Gain on revaluation of available for sale investments	–	–	206.0	–	206.0
Recognition and remeasurement of financial instruments	–	(59.0)	–	–	(59.0)
Share purchases – close period commitments	–	80.0	–	–	80.0
31 December 2015	2.7	(225.2)	364.4	(151.6)	(9.7)

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

Acquisitions in 2015

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.4	230.7	233.1
Property, plant and equipment	21.1	–	21.1
Cash	57.7	–	57.7
Trade receivables due within one year	115.4	–	115.4
Other current assets	75.1	–	75.1
Total assets	271.7	230.7	502.4
Current liabilities	(207.9)	–	(207.9)
Trade and other payables due after one year	(16.8)	(49.5)	(66.3)
Deferred tax liabilities	–	(70.3)	(70.3)
Provisions	(3.3)	(7.7)	(11.0)
Total liabilities	(228.0)	(127.5)	(355.5)
Net assets	43.7	103.2	146.9
Non-controlling interests			(47.2)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(208.6)
Goodwill			778.9
Consideration			670.0
Consideration satisfied by:
Cash			411.6
Payments due to vendors			258.4

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £27.8 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2015 and the date the financial statements have been authorised for issue.

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

31. Reconciliation to non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT:

	2015 £m	2014 £m	2013 £m
Profit before interest and taxation	1,679.0	1,569.2	1,478.4
Amortisation and impairment of acquired intangible assets	140.1	147.5	179.8
Goodwill impairment	15.1	16.9	23.3
Gains on disposal of investments and subsidiaries	(131.0)	(186.3)	(6.0)
Gains on remeasurement of equity on acquisition of controlling interest	(165.0)	(9.2)	(30.0)
Investment write-downs	78.7	7.3	0.4
Restructuring costs	106.2	127.6	5.0
IT asset write-downs	29.1	–	–
Share of exceptional losses of associates	21.8	7.6	10.7
Headline PBIT	1,774.0	1,680.6	1,661.6
Net sales margin[1]	16.9%	16.7%	16.5%

Note

[1]	Headline PBIT as a percentage of net sales

32. Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022, $300 million of 5.125% bonds due September 2042 and $812 million of 4.75% bonds due November 2021 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.

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

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented beginning on page F-40. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited in obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	12,235.2	—	12,235.2
Direct costs	—	—	—	(1,710.9)	—	(1,710.9)
Net sales	—	—	—	10,524.3	—	10,524.3
Operating costs	10.6	(83.0)	(0.1)	(8,819.8)	—	(8,892.3)
Operating profit/(loss)	10.6	(83.0)	(0.1)	1,704.5	—	1,632.0
Share of results of subsidiaries	1,298.5	1,507.3	—	—	(2,805.8)	—
Share of results of associates	—	—	—	47.0	—	47.0
Profit/(loss) before interest and taxation	1,309.1	1,424.3	(0.1)	1,751.5	(2,805.8)	1,679.0
Finance income	1.2	32.0	88.4	166.0	(215.2)	72.4
Finance costs	(146.1)	(161.6)	(87.4)	(44.2)	215.2	(224.1)
Revaluation of financial instruments	(4.0)	—	—	(30.7)	—	(34.7)
Profit before taxation	1,160.2	1,294.7	0.9	1,842.6	(2,805.8)	1,492.6
Taxation	—	3.8	—	(251.3)	—	(247.5)
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Attributable to:
Equity holders of the parent	1,160.2	1,298.5	0.9	1,506.4	(2,805.8)	1,160.2
Non-controlling interests	—	—	—	84.9	—	84.9
	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	11,528.9	—	11,528.9
Direct costs	—	—	—	(1,464.1)	—	(1,464.1)
Net sales	—	—	—	10,064.8	—	10,064.8
Operating costs	9.9	(161.9)	(0.1)	(8,405.4)	—	(8,557.5)
Operating profit/(loss)	9.9	(161.9)	(0.1)	1,659.4	—	1,507.3
Share of results of subsidiaries	1,140.1	1,367.6	—	—	(2,507.7)	—
Share of results of associates	—	—	—	61.9	—	61.9
Profit/(loss) before interest and taxation	1,150.0	1,205.7	(0.1)	1,721.3	(2,507.7)	1,569.2
Finance income	2.4	27.5	52.7	146.6	(134.5)	94.7
Finance costs	(94.2)	(139.0)	(67.5)	(96.5)	134.5	(262.7)
Revaluation of financial instruments	19.0	41.4	—	(9.7)	—	50.7
Profit/(loss) before taxation	1,077.2	1,135.6	(14.9)	1,761.7	(2,507.7)	1,451.9
Taxation	—	4.5	4.1	(309.0)	—	(300.4)
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Attributable to:
Equity holders of the parent	1,077.2	1,140.1	(10.8)	1,378.4	(2,507.7)	1,077.2
Non-controlling interests	—	—	—	74.3	—	74.3
	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5

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

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(272.9)	(272.9)	(0.9)	(275.0)	545.8	(275.9)
Gain on revaluation of available for sale investments	206.0	206.0	—	206.0	(412.0)	206.0
	(66.9)	(66.9)	(0.9)	(69.0)	133.8	(69.9)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	33.5	33.5	—	33.5	(67.0)	33.5
Deferred tax on defined benefit pension plans	(5.2)	(5.2)	—	(5.2)	10.4	(5.2)
	28.3	28.3	—	28.3	(56.6)	28.3
Other comprehensive loss for the year	(38.6)	(38.6)	(0.9)	(40.7)	77.2	(41.6)
Total comprehensive income for the year	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5
Attributable to:
Equity holders of the parent	1,121.6	1,259.9	—	1,468.7	(2,728.6)	1,121.6
Non-controlling interests	—	—	—	81.9	—	81.9
	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(224.3)	(220.0)	(1.0)	(188.3)	412.4	(221.2)
Gain on revaluation of available for sale investments	64.6	64.6	—	64.6	(129.2)	64.6
	(159.7)	(155.4)	(1.0)	(123.7)	283.2	(156.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(86.6)	(86.6)	—	(86.6)	173.2	(86.6)
Deferred tax on defined benefit pension plans	62.1	62.1	—	62.1	(124.2)	62.1
	(24.5)	(24.5)	—	(24.5)	49.0	(24.5)
Other comprehensive loss for the year	(184.2)	(179.9)	(1.0)	(148.2)	332.2	(181.1)
Total comprehensive income/(loss) for the year	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4
Attributable to:
Equity holders of the parent	893.0	960.2	(11.8)	1,227.1	(2,175.5)	893.0
Non-controlling interests	—	—	—	77.4	—	77.4
	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4

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

Condensed consolidating cash flow statement information

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	983.6	(658.3)	(5.6)	1,040.2	—	1,359.9
Investing activities
Acquisitions and disposals	—	(16.9)	—	(652.6)	—	(669.5)
Purchases of property, plant and equipment	—	(2.0)	—	(208.3)	—	(210.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.1)	—	(36.1)
Proceeds on disposal of property, plant and equipment	—	—	—	13.4	—	13.4
Net cash outflow from investing activities	—	(18.9)	—	(883.6)	—	(902.5)
Financing activities
Share option proceeds	27.6	—	—	—	—	27.6
Cash consideration for non-controlling interests	—	—	—	(23.6)	—	(23.6)
Share repurchases and buy-backs	(406.0)	—	—	(181.6)	—	(587.6)
Net increase/(decrease) in borrowings	(13.7)	—	—	505.7	—	492.0
Financing and share issue costs	—	—	—	(11.4)	—	(11.4)
Equity dividends paid	(545.8)	—	—	—	—	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(55.2)	—	(55.2)
Net cash (outflow)/inflow from financing activities	(937.9)	—	—	233.9	—	(704.0)
Net (decrease)/increase in cash and cash equivalents	45.7	(677.2)	(5.6)	390.5	—	(246.6)
Translation differences	10.4	2.3	(3.3)	(63.8)	—	(54.4)
Cash and cash equivalents at beginning of year	(982.6)	(1,794.0)	(58.6)	5,082.8	—	2,247.6
Cash and cash equivalents at end of year	(926.5)	(2,468.9)	(67.5)	5,409.5	—	1,946.6

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	1,370.0	(229.8)	(832.3)	1,395.8	—	1,703.7
Investing activities
Acquisitions and disposals	—	(0.3)	—	(488.8)	—	(489.1)
Purchases of property, plant and equipment	—	(4.0)	—	(173.9)	—	(177.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.5)	—	(36.5)
Proceeds on disposal of property, plant and equipment	—	—	—	5.9	—	5.9
Net cash outflow from investing activities	—	(4.3)	—	(693.3)	—	(697.6)
Financing activities
Share option proceeds	25.0	—	—	—	—	25.0
Cash consideration for non-controlling interests	—	—	—	(5.6)	—	(5.6)
Share repurchases and buy-backs	(412.5)	—	—	(98.3)	—	(510.8)
Net increase/(decrease) in borrowings	—	(18.3)	460.1	23.4	—	465.2
Financing and share issue costs	—	(3.5)	(12.6)	(11.4)	—	(27.5)
Equity dividends paid	(460.0)	—	—	—	—	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(57.7)	—	(57.7)
Net cash (outflow)/inflow from financing activities	(847.5)	(21.8)	447.5	(149.6)	—	(571.4)
Net increase/(decrease) in cash and cash equivalents	522.5	(255.9)	(384.8)	552.9	—	434.7
Translation differences	13.7	49.6	39.3	(172.9)	—	(70.3)
Cash and cash equivalents at beginning of year	(1,518.8)	(1,587.7)	286.9	4,702.8	—	1,883.2
Cash and cash equivalents at end of year	(982.6)	(1,794.0)	(58.6)	5,082.8	—	2,247.6

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

Condensed consolidating balance sheet information

At 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	10,670.6	—	10,670.6
Other	—	—	—	1,715.4	—	1,715.4
Property, plant and equipment	—	8.3	—	789.4	—	797.7
Investment in subsidiaries	10,716.4	20,437.3	—	—	(31,153.7)	—
Interests in associates and joint ventures	—	—	—	758.6	—	758.6
Other investments	—	—	—	1,158.7	—	1,158.7
Deferred tax assets	—	—	—	94.1	—	94.1
Trade and other receivables	19.1	—	—	159.6	—	178.7
Intercompany receivables	—	276.3	1,907.7	4,856.1	(7,040.1)	—
	10,735.5	20,721.9	1,907.7	20,202.5	(38,193.8)	15,373.8
Current assets
Inventory and work in progress	—	—	—	329.0	—	329.0
Corporate income tax recoverable	—	—	—	168.6	—	168.6
Trade and other receivables	0.7	292.6	0.1	10,202.0	—	10,495.4
Intercompany receivables	1,685.4	1,605.9	70.1	2,655.2	(6,016.6)	—
Cash and short-term deposits	83.8	951.0	—	5,845.3	(4,497.7)	2,382.4
	1,769.9	2,849.5	70.2	19,200.1	(10,514.3)	13,375.4
Current liabilities
Trade and other payables	(41.7)	(105.1)	(18.0)	(12,520.2)	—	(12,685.0)
Intercompany payables	(2,436.5)	(3,378.7)	—	(201.4)	6,016.6	—
Corporate income tax payable	—	—	—	(598.5)	—	(598.5)
Bank overdrafts and loans	(1,377.5)	(3,419.9)	(67.5)	(564.8)	4,497.7	(932.0)
	(3,855.7)	(6,903.7)	(85.5)	(13,884.9)	10,514.3	(14,215.5)
Net current (liabilities)/assets	(2,085.8)	(4,054.2)	(15.3)	5,315.2	—	(840.1)
Total assets less current liabilities	8,649.7	16,667.7	1,892.4	25,517.7	(38,193.8)	14,533.7
Non-current liabilities
Bonds and bank loans	(411.8)	—	(1,909.8)	(2,339.6)	—	(4,661.2)
Trade and other payables	—	—	—	(891.5)	—	(891.5)
Intercompany payables	(600.5)	(5,951.3)	—	(488.3)	7,040.1	—
Deferred tax liabilities	—	—	—	(552.3)	—	(552.3)
Provision for post-employment benefits	—	—	—	(229.3)	—	(229.3)
Provisions for liabilities and charges	—	—	—	(183.6)	—	(183.6)
	(1,012.3)	(5,951.3)	(1,909.8)	(4,684.6)	7,040.1	(6,517.9)
Net assets/(liabilities)	7,637.4	10,716.4	(17.4)	20,833.1	(31,153.7)	8,015.8
Attributable to:
Equity share owners’ funds	7,637.4	10,716.4	(17.4)	20,454.7	(31,153.7)	7,637.4
Non-controlling interests	—	—	—	378.4	—	378.4
Total equity	7,637.4	10,716.4	(17.4)	20,833.1	(31,153.7)	8,015.8

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,979.4	—	9,979.4
Other	—	—	—	1,668.9	—	1,668.9
Property, plant and equipment	—	13.6	—	758.9	—	772.5
Investment in subsidiaries	9,599.4	15,228.5	—	—	(24,827.9)	—
Interests in associates and joint ventures	—	—	—	759.9	—	759.9
Other investments	—	—	—	669.2	—	669.2
Deferred tax assets[1]	—	—	—	108.8	—	108.8
Trade and other receivables	27.7	—	—	120.9	—	148.6
Intercompany receivables	—	132.8	1,804.0	1,751.8	(3,688.6)	—
	9,627.1	15,374.9	1,804.0	15,817.8	(28,516.5)	14,107.3
Current assets
Inventory and work in progress	—	—	—	327.3	—	327.3
Corporate income tax recoverable	—	—	—	145.6	—	145.6
Trade and other receivables	0.5	236.1	0.1	9,293.3	—	9,530.0
Intercompany receivables	1,612.1	352.7	57.2	1,129.5	(3,151.5)	—
Cash and short-term deposits	429.3	1,665.9	—	5,347.9	(4,930.4)	2,512.7
	2,041.9	2,254.7	57.3	16,243.6	(8,081.9)	12,515.6
Current liabilities
Trade and other payables	(125.0)	(59.5)	(17.0)	(11,582.5)	—	(11,784.0)
Intercompany payables	(888.0)	(1,897.4)	(0.1)	(366.0)	3,151.5	—
Corporate income tax payable[2]	—	—	—	(599.8)	—	(599.8)
Bank overdrafts and loans	(1,411.9)	(3,459.9)	(58.6)	(653.2)	4,930.4	(653.2)
	(2,424.9)	(5,416.8)	(75.7)	(13,201.5)	8,081.9	(13,037.0)
Net current (liabilities)/assets	(383.0)	(3,162.1)	(18.4)	3,042.1	—	(521.4)
Total assets less current liabilities	9,244.1	12,212.8	1,785.6	18,859.9	(28,516.5)	13,585.9
Non-current liabilities
Bonds and bank loans	(1,002.1)	—	(1,803.2)	(1,329.6)	—	(4,134.9)
Trade and other payables	—	—	—	(624.9)	—	(624.9)
Intercompany payables	(741.9)	(2,613.4)	—	(333.3)	3,688.6	—
Deferred tax liabilities[1]	—	—	—	(536.7)	—	(536.7)
Provision for post-employment benefits	—	—	—	(296.2)	—	(296.2)
Provisions for liabilities and charges	—	—	—	(166.4)	—	(166.4)
	(1,744.0)	(2,613.4)	(1,803.2)	(3,287.1)	3,688.6	(5,759.1)
Net assets/(liabilities)	7,500.1	9,599.4	(17.6)	15,572.8	(24,827.9)	7,826.8
Attributable to:
Equity share owners’ funds	7,500.1	9,599.4	(17.6)	15,246.1	(24,827.9)	7,500.1
Non-controlling interests	—	—	—	326.7	—	326.7
Total equity	7,500.1	9,599.4	(17.6)	15,572.8	(24,827.9)	7,826.8

Notes

[1]	As described in note 15, prior year balance sheets have been restated to reduce both deferred tax assets and deferred tax liabilities, by a corresponding amount.
[2]	As described in the Group’s accounting policy on taxation, prior year balance sheets have been restated to reclassify all income tax creditors from non-current liabilities to current liabilities.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,472.8	—	9,472.8
Other	—	—	—	1,667.8	—	1,667.8
Property, plant and equipment	—	13.0	—	760.3	—	773.3
Investment in subsidiaries	8,687.6	14,058.6	—	—	(22,746.2)	—
Interests in associates and joint ventures	—	—	—	792.8	—	792.8
Other investments	—	—	—	270.6	—	270.6
Deferred tax assets[1]	—	—	—	89.5	—	89.5
Trade and other receivables	32.7	—	—	125.8	—	158.5
Intercompany receivables	—	20.8	963.5	1,319.8	(2,304.1)	—
	8,720.3	14,092.4	963.5	14,499.4	(25,050.3)	13,225.3
Current assets
Inventory and work in progress	—	—	—	304.5	—	304.5
Corporate income tax recoverable	—	—	—	136.0	—	136.0
Trade and other receivables	8.7	190.7	0.1	8,888.6	—	9,088.1
Intercompany receivables	1,610.6	581.7	8.5	925.6	(3,126.4)	—
Cash and short-term deposits	—	1,700.9	286.9	5,037.9	(4,804.1)	2,221.6
	1,619.3	2,473.3	295.5	15,292.6	(7,930.5)	11,750.2
Current liabilities
Trade and other payables	(66.4)	(70.5)	(11.3)	(10,562.5)	—	(10,710.7)
Intercompany payables	(119.6)	(2,424.2)	(0.2)	(582.4)	3,126.4	—
Corporate income tax payable[2]	—	—	—	(482.7)	—	(482.7)
Bank overdrafts and loans	(1,518.8)	(3,288.6)	—	(938.1)	4,804.1	(941.4)
	(1,704.8)	(5,783.3)	(11.5)	(12,565.7)	7,930.5	(12,134.8)
Net current (liabilities)/assets	(85.5)	(3,310.0)	284.0	2,726.9	—	(384.6)
Total assets less current liabilities	8,634.8	10,782.4	1,247.5	17,226.3	(25,050.3)	12,840.7
Non-current liabilities
Bonds and bank loans	(1,048.0)	—	(1,253.2)	(1,219.4)	—	(3,520.6)
Trade and other payables	—	—	—	(457.6)	—	(457.6)
Intercompany payables	—	(2,094.8)	—	(209.3)	2,304.1	—
Deferred tax liabilities[1]	—	—	—	(620.8)	—	(620.8)
Provision for post-employment benefits	—	—	—	(247.5)	—	(247.5)
Provisions for liabilities and charges	—	—	—	(147.7)	—	(147.7)
	(1,048.0)	(2,094.8)	(1,253.2)	(2,902.3)	2,304.1	(4,994.2)
Net assets/(liabilities)	7,586.8	8,687.6	(5.7)	14,324.0	(22,746.2)	7,846.5
Attributable to:
Equity share owners’ funds	7,586.8	8,687.6	(5.7)	14,064.3	(22,746.2)	7,586.8
Non-controlling interests	—	—	—	259.7	—	259.7
Total equity	7,586.8	8,687.6	(5.7)	14,324.0	(22,746.2)	7,846.5

Notes

[1]	As described in note 15, prior year balance sheets have been restated to reduce both deferred tax assets and deferred tax liabilities, by a corresponding amount.
[2]	As described in the Group’s accounting policy on taxation, prior year balance sheets have been restated to reclassify all income tax creditors from non-current liabilities to current liabilities.

Notes to the consolidated financial statements (continued)

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

WPP Finance 2010 has in issue $750 million of 3.750% bonds due September 2024 and $500 million of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented beginning on page F-50. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB, except to the extent that, in the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited and WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited and WPP 2005 Limited in obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	12,235.2	—	12,235.2
Direct costs	—	—	—	(1,710.9)	—	(1,710.9)
Net sales	—	—	—	10,524.3	—	10,524.3
Operating costs	10.6	(83.0)	(0.1)	(8,819.8)	—	(8,892.3)
Operating profit/(loss)	10.6	(83.0)	(0.1)	1,704.5	—	1,632.0
Share of results of subsidiaries	1,298.5	1,507.3	—	—	(2,805.8)	—
Share of results of associates	—	—	—	47.0	—	47.0
Profit/(loss) before interest and taxation	1,309.1	1,424.3	(0.1)	1,751.5	(2,805.8)	1,679.0
Finance income	1.2	32.0	88.4	166.0	(215.2)	72.4
Finance costs	(146.1)	(161.6)	(87.4)	(44.2)	215.2	(224.1)
Revaluation of financial instruments	(4.0)	—	—	(30.7)	—	(34.7)
Profit before taxation	1,160.2	1,294.7	0.9	1,842.6	(2,805.8)	1,492.6
Taxation	—	3.8	—	(251.3)	—	(247.5)
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Attributable to:
Equity holders of the parent	1,160.2	1,298.5	0.9	1,506.4	(2,805.8)	1,160.2
Non-controlling interests	—	—	—	84.9	—	84.9
	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	11,528.9	—	11,528.9
Direct costs	—	—	—	(1,464.1)	—	(1,464.1)
Net sales	—	—	—	10,064.8	—	10,064.8
Operating costs	9.9	(161.9)	(0.1)	(8,405.4)	—	(8,557.5)
Operating profit/(loss)	9.9	(161.9)	(0.1)	1,659.4	—	1,507.3
Share of results of subsidiaries	1,140.1	1,367.6	—	—	(2,507.7)	—
Share of results of associates	—	—	—	61.9	—	61.9
Profit/(loss) before interest and taxation	1,150.0	1,205.7	(0.1)	1,721.3	(2,507.7)	1,569.2
Finance income	2.4	27.5	52.7	146.6	(134.5)	94.7
Finance costs	(94.2)	(139.0)	(67.5)	(96.5)	134.5	(262.7)
Revaluation of financial instruments	19.0	41.4	—	(9.7)	—	50.7
Profit/(loss) before taxation	1,077.2	1,135.6	(14.9)	1,761.7	(2,507.7)	1,451.9
Taxation	—	4.5	4.1	(309.0)	—	(300.4)
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Attributable to:
Equity holders of the parent	1,077.2	1,140.1	(10.8)	1,378.4	(2,507.7)	1,077.2
Non-controlling interests	—	—	—	74.3	—	74.3
	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(272.9)	(272.9)	(0.9)	(275.0)	545.8	(275.9)
Gain on revaluation of available for sale investments	206.0	206.0	—	206.0	(412.0)	206.0
	(66.9)	(66.9)	(0.9)	(69.0)	133.8	(69.9)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	33.5	33.5	—	33.5	(67.0)	33.5
Deferred tax on defined benefit pension plans	(5.2)	(5.2)	—	(5.2)	10.4	(5.2)
	28.3	28.3	—	28.3	(56.6)	28.3
Other comprehensive loss for the year	(38.6)	(38.6)	(0.9)	(40.7)	77.2	(41.6)
Total comprehensive income for the year	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5
Attributable to:
Equity holders of the parent	1,121.6	1,259.9	—	1,468.7	(2,728.6)	1,121.6
Non-controlling interests	—	—	—	81.9	—	81.9
	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,077.2	1,140.1	(10.8)	1,452.7	(2,507.7)	1,151.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(224.3)	(220.0)	(1.0)	(188.3)	412.4	(221.2)
Gain on revaluation of available for sale investments	64.6	64.6	—	64.6	(129.2)	64.6
	(159.7)	(155.4)	(1.0)	(123.7)	283.2	(156.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(86.6)	(86.6)	—	(86.6)	173.2	(86.6)
Deferred tax on defined benefit pension plans	62.1	62.1	—	62.1	(124.2)	62.1
	(24.5)	(24.5)	—	(24.5)	49.0	(24.5)
Other comprehensive loss for the year	(184.2)	(179.9)	(1.0)	(148.2)	332.2	(181.1)
Total comprehensive income/(loss) for the year	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4
Attributable to:
Equity holders of the parent	893.0	960.2	(11.8)	1,227.1	(2,175.5)	893.0
Non-controlling interests	—	—	—	77.4	—	77.4
	893.0	960.2	(11.8)	1,304.5	(2,175.5)	970.4

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	983.6	(658.3)	(5.6)	1,040.2	—	1,359.9
Investing activities
Acquisitions and disposals	—	(16.9)	—	(652.6)	—	(669.5)
Purchases of property, plant and equipment	—	(2.0)	—	(208.3)	—	(210.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.1)	—	(36.1)
Proceeds on disposal of property, plant and equipment	—	—	—	13.4	—	13.4
Net cash outflow from investing activities	—	(18.9)	—	(883.6)	—	(902.5)
Financing activities
Share option proceeds	27.6	—	—	—	—	27.6
Cash consideration for non-controlling interests	—	—	—	(23.6)	—	(23.6)
Share repurchases and buy-backs	(406.0)	—	—	(181.6)	—	(587.6)
Net increase/(decrease) in borrowings	(13.7)	—	—	505.7	—	492.0
Financing and share issue costs	—	—	—	(11.4)	—	(11.4)
Equity dividends paid	(545.8)	—	—	—	—	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(55.2)	—	(55.2)
Net cash (outflow)/inflow from financing activities	(937.9)	—	—	233.9	—	(704.0)
Net (decrease)/increase in cash and cash equivalents	45.7	(677.2)	(5.6)	390.5	—	(246.6)
Translation differences	10.4	2.2	(3.3)	(63.7)	—	(54.4)
Cash and cash equivalents at beginning of year	(982.6)	(1,797.7)	(58.6)	5,086.5	—	2,247.6
Cash and cash equivalents at end of year	(926.5)	(2,472.7)	(67.5)	5,413.3	—	1,946.6

For the year ended 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	1,370.0	(229.8)	(832.3)	1,395.8	—	1,703.7
Investing activities
Acquisitions and disposals	—	(0.3)	—	(488.8)	—	(489.1)
Purchases of property, plant and equipment	—	(4.0)	—	(173.9)	—	(177.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.5)	—	(36.5)
Proceeds on disposal of property, plant and equipment	—	—	—	5.9	—	5.9
Net cash outflow from investing activities	—	(4.3)	—	(693.3)	—	(697.6)
Financing activities
Share option proceeds	25.0	—	—	—	—	25.0
Cash consideration for non-controlling interests	—	—	—	(5.6)	—	(5.6)
Share repurchases and buy-backs	(412.5)	—	—	(98.3)	—	(510.8)
Net increase/(decrease) in borrowings	—	(18.3)	460.1	23.4	—	465.2
Financing and share issue costs	—	(3.5)	(12.6)	(11.4)	—	(27.5)
Equity dividends paid	(460.0)	—	—	—	—	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(57.7)	—	(57.7)
Net cash (outflow)/inflow from financing activities	(847.5)	(21.8)	447.5	(149.6)	—	(571.4)
Net increase/(decrease) in cash and cash equivalents	522.5	(255.9)	(384.8)	552.9	—	434.7
Translation differences	13.7	49.6	39.3	(172.9)	—	(70.3)
Cash and cash equivalents at beginning of year	(1,518.8)	(1,591.4)	286.9	4,706.5	—	1,883.2
Cash and cash equivalents at end of year	(982.6)	(1,797.7)	(58.6)	5,086.5	—	2,247.6

Notes to the consolidated financial statements (continued)

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

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	10,670.6	—	10,670.6
Other	—	—	—	1,715.4	—	1,715.4
Property, plant and equipment	—	8.3	—	789.4	—	797.7
Investment in subsidiaries	10,716.4	20,268.7	—	—	(30,985.1)	—
Interests in associates and joint ventures	—	—	—	758.6	—	758.6
Other investments	—	—	—	1,158.7	—	1,158.7
Deferred tax assets	—	—	—	94.1	—	94.1
Trade and other receivables	19.1	—	—	159.6	—	178.7
Intercompany receivables	—	276.3	1,907.7	4,856.1	(7,040.1)	—
	10,735.5	20,553.3	1,907.7	20,202.5	(38,025.2)	15,373.8
Current assets
Inventory and work in progress	—	—	—	329.0	—	329.0
Corporate income tax recoverable	—	—	—	168.6	—	168.6
Trade and other receivables	0.7	292.6	0.1	10,202.0	—	10,495.4
Intercompany receivables	1,685.4	1,605.9	70.1	2,655.2	(6,016.6)	—
Cash and short-term deposits	83.8	947.2	—	5,849.1	(4,497.7)	2,382.4
	1,769.9	2,845.7	70.2	19,203.9	(10,514.3)	13,375.4
Current liabilities
Trade and other payables	(41.7)	(105.1)	(18.0)	(12,520.2)	—	(12,685.0)
Intercompany payables	(2,436.5)	(3,206.3)	—	(373.8)	6,016.6	—
Corporate income tax payable	—	—	—	(598.5)	—	(598.5)
Bank overdrafts and loans	(1,377.5)	(3,419.9)	(67.5)	(564.8)	4,497.7	(932.0)
	(3,855.7)	(6,731.3)	(85.5)	(14,057.3)	10,514.3	(14,215.5)
Net current (liabilities)/assets	(2,085.8)	(3,885.6)	(15.3)	5,146.6	—	(840.1)
Total assets less current liabilities	8,649.7	16,667.7	1,892.4	25,349.1	(38,025.2)	14,533.7
Non-current liabilities
Bonds and bank loans	(411.8)	—	(1,909.8)	(2,339.6)	—	(4,661.2)
Trade and other payables	—	—	—	(891.5)	—	(891.5)
Intercompany payables	(600.5)	(5,951.3)	—	(488.3)	7,040.1	—
Deferred tax liabilities	—	—	—	(552.3)	—	(552.3)
Provision for post-employment benefits	—	—	—	(229.3)	—	(229.3)
Provisions for liabilities and charges	—	—	—	(183.6)	—	(183.6)
	(1,012.3)	(5,951.3)	(1,909.8)	(4,684.6)	7,040.1	(6,517.9)
Net assets/(liabilities)	7,637.4	10,716.4	(17.4)	20,664.5	(30,985.1)	8,015.8
Attributable to:
Equity share owners’ funds	7,637.4	10,716.4	(17.4)	20,286.1	(30,985.1)	7,637.4
Non-controlling interests	—	—	—	378.4	—	378.4
Total equity	7,637.4	10,716.4	(17.4)	20,664.5	(30,985.1)	8,015.8

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2014, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,979.4	—	9,979.4
Other	—	—	—	1,668.9	—	1,668.9
Property, plant and equipment	—	13.6	—	758.9	—	772.5
Investment in subsidiaries	9,599.4	15,059.8	—	—	(24,659.2)	—
Interests in associates and joint ventures	—	—	—	759.9	—	759.9
Other investments	—	—	—	669.2	—	669.2
Deferred tax assets[1]	—	—	—	108.8	—	108.8
Trade and other receivables	27.7	—	—	120.9	—	148.6
Intercompany receivables	—	132.8	1,804.0	1,751.8	(3,688.6)	—
	9,627.1	15,206.2	1,804.0	15,817.8	(28,347.8)	14,107.3
Current assets
Inventory and work in progress	—	—	—	327.3	—	327.3
Corporate income tax recoverable	—	—	—	145.6	—	145.6
Trade and other receivables	0.5	236.1	0.1	9,293.3	—	9,530.0
Intercompany receivables	1,612.1	352.7	57.2	1,130.1	(3,152.1)	—
Cash and short-term deposits	429.3	1,662.2	—	5,351.6	(4,930.4)	2,512.7
	2,041.9	2,251.0	57.3	16,247.9	(8,082.5)	12,515.6
Current liabilities
Trade and other payables	(125.0)	(59.5)	(17.0)	(11,582.5)	—	(11,784.0)
Intercompany payables	(888.0)	(1,725.0)	(0.1)	(539.0)	3,152.1	—
Corporate income tax payable[2]	—	—	—	(599.8)	—	(599.8)
Bank overdrafts and loans	(1,411.9)	(3,459.9)	(58.6)	(653.2)	4,930.4	(653.2)
	(2,424.9)	(5,244.4)	(75.7)	(13,374.5)	8,082.5	(13,037.0)
Net current (liabilities)/assets	(383.0)	(2,993.4)	(18.4)	2,873.4	—	(521.4)
Total assets less current liabilities	9,244.1	12,212.8	1,785.6	18,691.2	(28,347.8)	13,585.9
Non-current liabilities
Bonds and bank loans	(1,002.1)	—	(1,803.2)	(1,329.6)	—	(4,134.9)
Trade and other payables	—	—	—	(624.9)	—	(624.9)
Intercompany payables	(741.9)	(2,613.4)	—	(333.3)	3,688.6	—
Deferred tax liabilities[1]	—	—	—	(536.7)	—	(536.7)
Provision for post-employment benefits	—	—	—	(296.2)	—	(296.2)
Provisions for liabilities and charges	—	—	—	(166.4)	—	(166.4)
	(1,744.0)	(2,613.4)	(1,803.2)	(3,287.1)	3,688.6	(5,759.1)
Net assets/(liabilities)	7,500.1	9,599.4	(17.6)	15,404.1	(24,659.2)	7,826.8
Attributable to:
Equity share owners’ funds	7,500.1	9,599.4	(17.6)	15,077.4	(24,659.2)	7,500.1
Non-controlling interests	—	—	—	326.7	—	326.7
Total equity	7,500.1	9,599.4	(17.6)	15,404.1	(24,659.2)	7,826.8

Notes

[1]	As described in note 15, prior year balance sheets have been restated to reduce both deferred tax assets and deferred tax liabilities, by a corresponding amount.
[2]	As described in the Group’s accounting policy on taxation, prior year balance sheets have been restated to reclassify all income tax creditors from non-current liabilities to current liabilities.

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2013, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	9,472.8	—	9,472.8
Other	—	—	—	1,667.8	—	1,667.8
Property, plant and equipment	—	13.0	—	760.3	—	773.3
Investment in subsidiaries	8,687.6	13,890.0	—	—	(22,577.6)	—
Interests in associates and joint ventures	—	—	—	792.8	—	792.8
Other investments	—	—	—	270.6	—	270.6
Deferred tax assets[1]	—	—	—	89.5	—	89.5
Trade and other receivables	32.7	—	—	125.8	—	158.5
Intercompany receivables	—	20.8	963.5	1,319.8	(2,304.1)	—
	8,720.3	13,923.8	963.5	14,499.4	(24,881.7)	13,225.3
Current assets
Inventory and work in progress	—	—	—	304.5	—	304.5
Corporate income tax recoverable	—	—	—	136.0	—	136.0
Trade and other receivables	8.7	190.7	0.1	8,888.6	—	9,088.1
Intercompany receivables	1,610.6	581.6	8.5	925.7	(3,126.4)	—
Cash and short-term deposits	—	1,696.9	286.9	5,041.6	(4,803.8)	2,221.6
	1,619.3	2,469.2	295.5	15,296.4	(7,930.2)	11,750.2
Current liabilities
Trade and other payables	(66.4)	(70.5)	(11.3)	(10,562.5)	—	(10,710.7)
Intercompany payables	(119.6)	(2,251.8)	(0.2)	(754.8)	3,126.4	—
Corporate income tax payable[2]	—	—	—	(482.7)	—	(482.7)
Bank overdrafts and loans	(1,518.8)	(3,288.3)	—	(938.1)	4,803.8	(941.4)
	(1,704.8)	(5,610.6)	(11.5)	(12,738.1)	7,930.2	(12,134.8)
Net current (liabilities)/assets	(85.5)	(3,141.4)	284.0	2,558.3	—	(384.6)
Total assets less current liabilities	8,634.8	10,782.4	1,247.5	17,057.7	(24,881.7)	12,840.7
Non-current liabilities
Bonds and bank loans	(1,048.0)	—	(1,253.2)	(1,219.4)	—	(3,520.6)
Trade and other payables	—	—	—	(457.6)	—	(457.6)
Intercompany payables	—	(2,094.8)	—	(209.3)	2,304.1	—
Deferred tax liabilities[1]	—	—	—	(620.8)	—	(620.8)
Provision for post-employment benefits	—	—	—	(247.5)	—	(247.5)
Provisions for liabilities and charges	—	—	—	(147.7)	—	(147.7)
	(1,048.0)	(2,094.8)	(1,253.2)	(2,902.3)	2,304.1	(4,994.2)
Net assets/(liabilities)	7,586.8	8,687.6	(5.7)	14,155.4	(22,577.6)	7,846.5
Attributable to:
Equity share owners’ funds	7,586.8	8,687.6	(5.7)	13,895.7	(22,577.6)	7,586.8
Non-controlling interests	—	—	—	259.7	—	259.7
Total equity	7,586.8	8,687.6	(5.7)	14,155.4	(22,577.6)	7,846.5

Notes

[1]	As described in note 15, prior year balance sheets have been restated to reduce both deferred tax assets and deferred tax liabilities, by a corresponding amount.
[2]	As described in the Group’s accounting policy on taxation, prior year balance sheets have been restated to reclassify all income tax creditors from non-current liabilities to current liabilities.

Exhibit Index

Exhibit No.	Exhibit Title

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 0.75% Notes due November 2019.

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive Officer.

12.2	Certification of Group Chief Financial Officer.

13.1	Certification of Group Chief Executive Officer under 18 U.S.C. Section 1350.

13.2	Certification of Group Chief Financial Officer under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).