Form 20-F
period 2016-12-31
WPP plc
filed 2017-04-28
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2016

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

At December 31, 2016, the number of outstanding ordinary shares was 1,331,880,730 which included at such date ordinary shares represented by 13,979,641 ADSs.

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

YES  ☐    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards issued by the International Accounting Standards Board ☒	Other ☐

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

Overview

WPP plc and its subsidiaries (WPP) comprise one of the largest communications services businesses in the world. At 31 December 2016, the Group had 134,341 employees. Including all employees of associated companies, this figure was approximately 198,000. For the year ended 31 December 2016, the Group had revenue of £14,389 million and operating profit of £2,063 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP plc and its subsidiaries.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements of the Company, including the notes thereto.

The selected income statement data for each of the years ended 31 December 2016, 2015 and 2014 and the selected balance sheet data as at 31 December 2016 and 2015 are derived from the Consolidated Financial

Statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the Consolidated Financial Statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2016 £m		2015 £m		2014 £m		2013 £m		2012 £m
Revenue	14,388.9		12,235.2		11,528.9		11,019.4		10,373.1
Net sales[1]	12,397.8		10,524.3		10,064.8		10,076.1		9,514.8
Operating profit	2,063.1		1,632.0		1,507.3		1,410.3		1,241.1
Profit for the year	1,501.6		1,245.1		1,151.5		1,012.1		894.7
Profit attributable to equity holders of the parent	1,400.1		1,160.2		1,077.2		936.5		822.7
Earnings per ordinary share:
Basic	109.6	p	90.0	p	82.4	p	72.4	p	66.2	p
Diluted	108.0	p	88.4	p	80.5	p	69.6	p	62.8	p
Earnings per ADS[2]:
Basic	548.0	p	450.0	p	412.0	p	362.0	p	331.0	p
Diluted	540.0	p	442.0	p	402.5	p	348.0	p	314.0	p
Dividends per ordinary share	48.33	p	42.49	p	35.27	p	30.27	p	25.94	p
Dividends per ADS (US dollars)[3]	352.41	¢	340.57	¢	280.73	¢	238.83	¢	207.14	¢

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

Selected Consolidated Balance Sheet Data

	At 31 December
	2016 £m	2015 £m	2014 £m	2013 £m	2012 £m
Total assets	34,568.3	28,749.2	26,622.9	24,975.5	24,877.6
Net assets	9,767.6	8,015.8	7,826.8	7,846.5	7,060.6
Called-up share capital	133.2	132.9	132.6	134.9	126.5
Number of shares (in millions)	1,331.9	1,329.4	1,325.7	1,348.7	1,265.4

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

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2012	8.80	19.71	28.51	69.75	156.22	225.97
2013	10.56	23.65	34.21	82.61	185.01	267.62
2014	11.62	26.58	38.20	95.72	218.95	314.67
2015	15.91	28.78	44.69	121.62	219.99	341.61
2016	19.55	37.05	56.60	132.42	250.96	383.38

The 2016 interim dividend was paid on 7 November 2016 to share owners on the register at 7 October 2016. The 2016 final dividend will be paid on 3 July 2017 to share owners on the register at 9 June 2017.

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

The following table sets forth for each of the most recent six months, the high and low exchange rates between the pound sterling and the US dollar. As at 26 April 2017, the closing exchange rate was 1.2831.

Month ended	High	Low
31 October 2016	1.2970	1.2158
30 November 2016	1.2601	1.2236
31 December 2016	1.2720	1.2226
31 January 2017	1.2607	1.2068
28 February 2017	1.2636	1.2417
31 March 2017	1.2563	1.2153

The annual average exchange rates between the pound sterling and the US dollar for each of the five years ended 31 December were:

Year ended 31 December	Average
2012	1.5852
2013	1.5646
2014	1.6475
2015	1.5288
2016	1.3547

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
Clients
The Group competes for clients in a highly-competitive and evolving industry and client loss to competitors or as a consequence of consolidation in client markets or a reduction in marketing budgets due to economic conditions may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

The competitive landscape in the industry in which we operate is constantly evolving. Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies, database marketing and modelling companies, telemarketers, information and measurement, social media and professional services and advisory firms and consulting internet companies.

Agreements with clients are generally terminable by the client on 90 days’ notice or are on an assignment basis and many clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted by loss of reputation and be limited by clients’ policies on conflicts of interest.

The global economy continues to be volatile with uncertainties such as those caused by Brexit in the UK and Europe and technological disruption from disintermediators in certain sectors. In the past, clients have responded to weak economic and financial conditions by reducing their marketing budgets which are easier to reduce in the short term than their other operating expenses.

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of some of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for 15.5% of revenues in the year ended 31 December 2016. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
Cyber and data security

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

Existing and new data protection laws, in particular the General Data Protection Regulation (GDPR) and E-privacy regulation in the EU, concerning user privacy, use of personal information, consent and online tracking may restrict some of the Group’s activities and increase costs.

The Group is carrying out an IT Transformation project and is reliant on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if the Group fails to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on the Group’s business, revenues, results of operations, financial condition, prospects or reputation.

Principal risk	Potential impact
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

Operational
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s media trading.	Failure to ensure that media trading activities are compliant with client obligations where relevant could adversely impact client relationships and business volumes.
People and succession
The Group’s performance could be adversely affected if it were unable to attract and retain key diverse talent or had inadequate talent management and succession planning for key roles at the parent and operating companies, including but not limited to the founder CEO and long-serving members of the management team.

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

Regulatory, sanctions, anti-trust and taxation
The Group may be subject to regulations restricting its activities or effecting changes in taxation.	Changes in local or international tax rules, for example prompted by the OECD’s Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose the Group to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.
The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.	The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a corporate environment opposed to corruption or failing to instil business practices that prevent corruption could expose the Group and senior officers to civil and criminal sanctions.
The Group is subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose the Group to civil and criminal penalties including fines and the imposition of economic sanctions against the Group and reputational damage which could materially impact the Group’s results.
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company operates through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management where we operate the well-known advertising networks Ogilvy, J. Walter Thompson Worldwide, Y&R and Grey, as well as Media Investment Management companies such as GroupM, the parent to Mindshare, MEC, MediaCom, Maxus, Essence, Xaxis; also tenthavenue. Our other segments are Data Investment Management, where our operations are conducted through Kantar; Public Relations & Public Affairs, where we operate through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill+Knowlton Strategies; and Branding & Identity, Healthcare and Specialist Communications, where our operations are conducted by Landor, Group XP, The Partnership, WPP Health & Wellness (the Group’s cross disciplinary practice comprising ghg, Ogilvy CommonHealth Worldwide, Sudler & Hennessey); Wunderman, Geometry Global, POSSIBLE, AKQA and other companies.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on The London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are quoted on the NASDAQ Global Select Market (NASDAQ). At 26 April 2017 the Company had a market capitalisation of approximately £22.022 billion.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as J. Walter Thompson Company LLC) in 1987, The Ogilvy Group, Inc. (now known as Ogilvy) in 1989, Young & Rubicam Inc. (Young & Rubicam or Y&R, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis, Inc) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, and IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ) in 2016.

The Company spent £697.1 million, £693.1 million and £494.7 million for acquisitions and investments in 2016, 2015 and 2014, respectively, including payments in respect of loan note redemptions and earnout payments resulting from acquisitions in prior years, net of cash and cash equivalents acquired (net) and proceeds on disposal of investments. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £285.1 million, £246.4 million and £214.4 million, respectively, and cash spent on share repurchases and buy-backs was £427.4 million, £587.6 million and £510.8 million, respectively.

B. Business Overview

The Company’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 3,000 offices in 112 countries including associates. The Company organises its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications (including digital, ecommerce & shopper marketing).

Approximately 46% of the Company’s reported revenues in 2016 were from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the business segments of Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications.

The following tables show, for the last three fiscal years, reported revenue and net sales attributable to each business segment in which the Company operates.

Revenue[1]	2016		2015		2014
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	6,547.3	45.5	5,552.8	45.4	5,134.3	44.5
Data Investment Management	2,661.1	18.5	2,425.9	19.8	2,429.3	21.1
Public Relations & Public Affairs	1,101.3	7.7	945.8	7.7	891.9	7.7
Branding & Identity, Healthcare and Specialist Communications	4,079.2	28.3	3,310.7	27.1	3,073.4	26.7
Total	14,388.9	100.0	12,235.2	100.0	11,528.9	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.

Net Sales	2016		2015		2014
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	5,413.5	43.6	4,652.0	44.2	4,502.0	44.7
Data Investment Management	1,994.0	16.1	1,768.1	16.8	1,748.9	17.4
Public Relations & Public Affairs	1,078.8	8.7	929.7	8.8	880.4	8.7
Branding & Identity, Healthcare and Specialist Communications	3,911.5	31.6	3,174.5	30.2	2,933.5	29.2
Total	12,397.8	100.0	10,524.3	100.0	10,064.8	100.0

The following tables show, for the last three fiscal years, reported revenue and net sales attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2016		2015		2014
	£m	% of total	£m	% of total	£m	% of total
North America[2]	5,280.8	36.7	4,491.2	36.7	3,899.9	33.8
United Kingdom	1,866.3	13.0	1,777.4	14.5	1,640.3	14.2
Western Continental Europe	2,943.2	20.4	2,425.6	19.8	2,568.8	22.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,298.6	29.9	3,541.0	29.0	3,419.9	29.7
Total	14,388.9	100.0	12,235.2	100.0	11,528.9	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenue of £5,005.8 million (2015: £4,257.4 million, 2014: £3,664.9 million).

Net Sales	2016		2015		2014
	£m	% of total	£m	% of total	£m	% of total
North America[1]	4,603.7	37.1	3,882.3	36.9	3,471.7	34.5
United Kingdom	1,587.6	12.8	1,504.5	14.3	1,396.0	13.9
Western Continental Europe	2,425.5	19.6	2,016.2	19.1	2,142.6	21.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,781.0	30.5	3,121.3	29.7	3,054.5	30.3
Total	12,397.8	100.0	10,524.3	100.0	10,064.8	100.0
[1]	North America includes the US with net sales of £4,365.1 million (2015: £3,674.3 million, 2014: £3,254.2 million).

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

Digital, eCommerce & Shopper Marketing – the full range of general and specialist customer, channel, direct, field, retail, promotional and point-of-sale services.

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

WPP Head Office

WPP, the parent company, with its offices in London, New York, Hong Kong, Singapore, Shanghai and São Paulo develops the professional and financial strategy of the Group, promotes operating efficiencies, coordinates cross referrals of clients among the Group companies and monitors the financial performance of its operating companies. The principal activity of the Group continues to be the provision of communications services worldwide. WPP acts only as a parent company and does not trade. The parent company complements the operating companies in three distinct ways.

•

The parent company encourages, enables and incentivises operating companies of different disciplines to work in close collaboration for the benefit of clients. The parent company calls this ‘horizontality’ – a way of working that unites diverse talents around a single client brief to forge a seamless solution.

•

The parent company can also function as the 21st-century equivalent of the full-service agency. For some clients, predominantly those with a global presence requiring a wide range of marketing services, WPP can itself provide a single contact point for both access and accountability.

•

And, finally, the parent company relieves the operating companies of much necessary but time-consuming administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are all coordinated centrally. It also plays an across-the-Group role in the management of talent, property, procurement, IT, knowledge-sharing, practice development and sustainability.

The parent company operates with a limited group of approximately 400 people.

WPP Strategy

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most admired, creative and respected communications services advisor to global, multinational, regional and local companies.

The Group has four core strategic priorities.

•

Advance the practice of ‘horizontality’ (connected know-how) by ensuring our people work together for the maximum benefit of clients: through cross-Group Communities and Practices, Global Client Teams, and Regional, Sub-Regional and Country Managers.

•	Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe to 40-45% of revenues.

•	Increase the share of revenues from new media to 40-45% of revenues.

•

Maintain the share of more measurable advertising and marketing services – such as Data Investment Management and direct, digital and interactive – at 50% of revenues, with a focus on the application of technology, data and content.

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

Sustainability

Leading companies – the Group’s clients – are prioritising sustainability, looking to integrate improved social and environmental performance into their products, communications and operations. Our commitment to sustainability helps us to align with the interests of our clients and to respond to the growing number of client procurement processes that include sustainability criteria. It makes the Group a more attractive employer, enables us to improve efficiency, to be prepared for changes in regulation and to maintain positive relationships with our stakeholders.

Clients

•	Clients who engaged with us on sustainability represented over £1.6 billion in revenues to the Group in 2016, equivalent to over 11% of the total.

People

•	We invested £45.1 million on training in 2016 and offered over 6,400 paid internships and apprenticeships.

•	At year-end 2016, women comprised 29% of the WPP Board, 33% of non-executive directors, 34% of directors and executive leaders in our operating companies, and 54% of total employees.

Environment

•	We have cut our carbon footprint per employee to 1.86 tonnes of CO2e, a 45% reduction from 2006.

Social contribution

•	In 2016, our social investment was worth £19.5 million, equivalent to over 1% of reported profit before tax.

•	In addition, WPP media agencies negotiated free media space worth £22.8 million on behalf of pro bono clients, representing over another 1% of reported profit before tax.

Clients

The Group services 360 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 78 of the NASDAQ 100, and 892 national or multinational clients in three or more disciplines. 596 clients are served in four disciplines and these clients account for over 53% of Group revenue. The Group also works with 462 clients in six or more countries.

The Company’s 10 largest clients accounted for 15.5% of the Company’s revenues in the year ended 31 December 2016. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2016. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

The Company organises its businesses in the following segments: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Branding & Identity, Healthcare & Specialist Communications. These business segments are comprised of the following principal disciplines: Advertising; Media Investment Management and Data Investment Management; Public Relations & Public Affairs; Branding & Identity; Healthcare Communications; Digital, eCommerce & Shopper Marketing; Specialist Communications; WPP Digital; WPP Digital partner companies; and Cross-Group Communities & Practices. A listing of the Group brands operating within these disciplines as at April 2017 is set forth below.

Advertising

ADK[1]

Bates CHI&Partners[9]

Berlin Cameron

CHI&Partners[1]

Cole & Weber

Grey

GTB

HS Ad1

J. Walter Thompson Worldwide

Ogilvy

Santo

WPP-Scangroup

Scholz & Friends[10]

*S,C,P,F...

Sra. Rushmore

Soho Square

TAXI[4]

The Jupiter Drawing Room[1]

WPP AUNZ

Y&R4

Media Investment Management

and Data Investment Management

GroupM:

Mindshare

MEC

MediaCom

Maxus

Essence

Catalyst

KR Media

MetaVision Media

Xaxis

tenthavenue:

Bookmark

Joule

Kinetic Worldwide

TMARC

Other media agencies

Gain Theory

m/SIX[2]

Kantar:

Kantar Added Value

Kantar Futures

Kantar Health

Kantar IMRB

Kantar Media

Kantar Millward Brown

Kantar Public

Kantar Retail

Kantar TNS

Kantar Vermeer

Kantar Worldpanel

Lightspeed

comScore[3]

Public Relations & Public Affairs

Benenson Strategy Group[12]

Blanc & Otus[8]

Buchanan Communications

Burson-Marsteller[4]

BWR[12]

Clarion Communications

Cohn & Wolfe[4]

Dewey Square Group

Finsbury

Global Counsel[1]

Glover Park Group

HERING SCHUPPENER

Hill+Knowlton Strategies

Ogilvy

Ogilvy Government Relations

Penn Schoen Berland[4]

Prime Policy Group

QGA

SJR[8]

Wexler & Walker Public Policy Associates[8]

Branding & Identity

Addison Group[7]

BDG architecture + design

Brand Union[6]

CBA[9]

Coley Porter Bell[9]

FITCH[6]

Lambie-Nairn[7]

Landor[4]

PeclersParis[7]

The Partners[7]

SET[6]

VBAT[7]

Notes

[1]     Associate

[2]    Joint venture

[3]     Investment

[4]    A Y&R Group company

[5]    A Wunderman company

[6]    A member of Group XP

[7]    A member of The Partnership

[8]    A Hill+Knowlton Strategies company

[9]    An Ogilvy company

[10]  A Commarco company

[11]  A J. Walter Thompson company

[12]  A Burson-Marsteller company

Healthcare Communications

WPP Health & Wellness:

CMI/Compas

ghg

Ogilvy CommonHealth Worldwide

Sudler & Hennessey[4]

GCI Health

Wunderman World Health[5]

Digital, eCommerce &

Shopper Marketing

Acceleration[5]

A. Eicoff & Co9

AKQA

Barrows[1]

Blast Radius[5]

Cerebra

deepblue networks[10]

EWA

FullSIX[3]

Geometry Global

gkk DialogGroup[10]

HighCo[1]

iconmobile [4]

Mando

Maxx Marketing[9]

Mirum[11]

Ogilvy

Smollan[1]

VML[4]

Wunderman [4]

Specialist Communications

Demographic marketing

Bravo[4]

UniWorld[1]

Wing

Employer branding/recruitment

JWT INSIDE[11]

Event/face-to-face marketing

MJM

Metro

Richard Attias & Associates[1]

Foodservice marketing

The Food Group

Sports marketing

Bruin Sports Capital[3]

Chime Communications[1]

Courtside Ventures[3]

ESP Properties

PRISM Group

TSE Consulting[12]

Two Circles

Real estate marketing

PACE

Media & production services

The Farm Group

Imagina[1]

United Visions[10]

WPP Digital

Blue State Digital

Cognifide

The Data Alliance

F.biz

Globant[1]

Hogarth Worldwide

Johannes Leonardo[1]

Mutual Mobile[1]

POSSIBLE

Rockfish

Salmon

SYZYGY

WPP Digital partner companies

Ace Metrix[3]

All Def Digital[3]

AppNexus[3]

Domo[3]

Fullscreen[3]

HDT Holdings Technology[3]

Imagine Entertainment[3]

Indigenous Media[3]

Invidi[3]

Mitú[3]

mySupermarket[3]

Moment Systems[3]

MRC[3]

OrderDynamics[3]

Percolate[3]

Refinery29[3]

VICE Media[3]

The Weinstein Company[3]

WildTangent[3]

Cross-Group Communities & Practices

Government & Public Sector Practice

The Store

WPP Health & Wellness

WPP Sports Practice

Notes

[1]     Associate

[2]    Joint venture

[3]     Investment

[4]    A Y&R Group company

[5]    A Wunderman company

[6]    A member of Group XP

[7]    A member of The Partnership

[8]    A Hill+Knowlton Strategies company

[9]    An Ogilvy company

[10]  A Commarco company

[11]  A J. Walter Thompson company

[12]  A Burson-Marsteller company

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States the sole owned property is the 214,000 square foot Y&R office condominium for their headquarters located at 3 Columbus Circle in New York, New York. The Company also leases an additional 160,700 square feet of space for Y&R at the 3 Columbus Circle location. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe, owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Kantar (Estimated 2018 Occupancy)	690,000
636 Eleventh Avenue, New York, NY	Ogilvy	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Kantar, Hill+Knowlton Strategies, Rice5, Bluehive, Sudler MDS, Burson-Marsteller, Peclars, Hogarth, J Walter Thompson Worldwide.	453,800
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Maxus, Mediacom	394,000
Calle de Ríos Rosas, 26, Madrid, Spain	GroupM, Grey, BSB, Kantar, The Health Group, Ogilvy, JWT / RMG Connect, Hill + Knowlton, Labstore, Burson Marsteller, Axicom, WPP, Lambie Nairn, Cohn & Wolfe, Finance +, Brand Union, m/SIX, SCPF Tapsa Y&R, Wunderman (Estimated 2018 Occupancy)	382,402
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Cohn & Wolfe, ghg, GCI Health	349,000
230 Park Avenue South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey, Hogarth	301,000
500/550 Town Center Drive, Dearborn, MI	Global Team Blue, PRISM, Burrows, Icon Mobile, Possible	282,900
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy, J. Walter Thompson, Geometry, Millward Brown, GroupM, Burson-Marsteller, TNS, Hill+Knowlton Strategies, The Futures Company, Kinetic, Kantar Media, Team Detroit	277,400
Sea Containers House, Upper Ground, London SE1	Ogilvy, MEC	226,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2016, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £641.0 million.

In 2016, the Group’s property portfolio increased by approximately 1% to 24.2 million square feet, reflecting the impact of space acquired through acquisitions (including 0.4 million square feet following the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia), partly offset by the benefit of more ‘agile working’, supported by more technology in the office environment. Establishment costs increased by 15.2%, 5.8% on a constant currency basis (refer to Non-GAAP measures defined in Item 5), which compares with net sales growth on the same basis of over 7% and average headcount growth of over 6%. As a result, the establishment cost-to-net-sales ratio dropped by 0.2 margin points (for the second consecutive year) to 6.7%, contributing substantially to the Group’s overall margin improvement.

We have also ensured our new buildings are designed to focus on sustainability and we look to achieve BREEAM Very Good in the UK and LEED Gold in the US and similar standards elsewhere. Our operating companies’ workplaces continue to be cited for their creativity, innovation and effectiveness.

2016 saw the completion of our Shanghai WPP Campus colocation, housing more than 3,000 of our people, the shared space at Sea Containers House in London housing 2,300 people, and the renovation of our shared space on Lexington Avenue in New York. These new colocation projects all meet our new planning standards and support our horizontality goal. Longer-term colocation projects are in the planning stage for New York, São Paulo, Amsterdam, Milan, Lisbon and central Madrid, where the former Telefónica building will house more than 30 Group companies and 2,500 people.

Our goal is to continue to deliver excellent workspace, while reducing the portfolio further and so mitigate the impact of property inflation. Our focus on continuing to reduce the establishment cost-to-net-sales ratio will help the Group achieve its margin targets for 2017, and beyond.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2016, under non-cancelable operating leases of the Company.

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

In 2016, approximately 46% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the remaining three segments.

The following objectives represent the Group’s key performance indicators.

1.

First, to continue to improve net sales margins. In 2016, we achieved an industry-leading margin of 17.4% on net sales. We continue to believe a net sales margin of well over 19%, is a tough, but realistic, objective given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group net sales margin of 18%.

2.	Second, to increase flexibility in the cost structure. In 2016, flexible staff costs (including incentives, freelance and consultants) remained close to historical highs of above 8% of net sales and continue to position the Group extremely well should current market conditions deteriorate.

3.	Third, to enhance share owner value and maximise the return on investment on the Company’s substantial free cash flow. As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view that, currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced small-to-medium sized strategic acquisitions.

4.	Fourth, we will continue to develop the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, IT and practice development, including sustainability. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients in their businesses and our people in their careers.

5.	Fifth, to emphasise revenue and net sales growth more as margins improve through our acquisition activities, aimed at helping us position our portfolio in the faster-growing geographic and functional areas.

6.	Sixth, to build on, still further, the impressive creative reputation WPP now enjoys globally. Training and development programs remain a key focus, as of course does the judicious use of our M&A skills to identify the best and most like-minded creative businesses to join us.

The following discussion is based on the Company’s audited Consolidated Financial Statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

2016, the Company’s thirty first year, was another record year, the Company’s sixth record year in a row, despite a generally low growth, or tepid, global environment. Top line growth remained strong, with headline PBIT and net sales margins meeting and exceeding targets and all regions and sectors showing growth on almost all metrics. For the sixth successive year, WPP was named Creative Holding Company of the Year at the Cannes International Festival of Creativity, in recognition of the Company’s collective creative excellence; for the fifth consecutive year, WPP was ranked Most Effective Holding Company in the Effie Global Effectiveness Index; and, for the third year in a row, WPP was named the World’s Top Holding Company by Warc. At the same time, the Company responded to the changing competitive landscape by accelerating the implementation of its strategic goals, particularly following Brexit. Sector targets for fast-growth markets and new media have been raised from 35-40% to 40-45% over the next four to five years, with the quantitative revenue target of 50% already achieved.

The share price increased by over 16% in 2016, closing at 1,816.0p at year end. Since then it has fallen to 1,722.0p, down 5%, at 26 April 2017. Dividends increased by almost 27% to 56.60p, a new high.

Revenue was up well over 17% to £14.4 billion and up over 7% in constant currencies. Net sales were up almost 18% and over 7% in constant currencies. Billings were £55.2 billion, up well over 5% in constant currencies, reflecting good overall performance in net new business.

Group revenue is more weighted to the second half of the year across all regions and sectors, and, particularly in the faster-growing markets of Asia Pacific and Latin America. As a result, the Group’s headline PBIT and net sales margin continue to be skewed to the second half of the year, with the Group earning approximately one-third of its headline PBIT in the first half and two-thirds in the second half.

Reported profit before interest and tax rose almost 26% to £2.113 billion from £1.679 billion, up 12% in constant currencies. Headline PBIT was up almost 22% to £2.160 billion (over £2 billion for the first time) and up well over 8% in constant currencies. Net sales margins increased by 0.5 margin points to an industry-leading 17.4% and, on a like-for-like basis, were up 0.3 margin points, in line with target, adjusted for the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia.

Profit for the year increased by almost 21% to £1.502 billion. Headline EBITDA increased by almost 21% to £2.420 billion, up 8% in constant currencies. Reported profit before tax was up almost 27% to £1.891 billion and headline profit before tax was up well over 22% to £1.986 billion. Diluted earnings per share were up over 22% to 108.0p, reflecting like-for-like revenue and net sales growth, margin improvement and the benefit of acquisitions, along with the effect of currency tailwinds.

Net cash inflow from operating activities increased to £1.8 billion in the year. Free cash flow amounted to almost £1.6 billion in 2016. This free cash flow was absorbed by £0.7 billion of net cash acquisition payments and investments, £0.4 billion of share buy-backs and £0.6 billion of dividends, a total outflow of £1.7 billion. This resulted in a net cash outflow of £0.1 billion, before any changes in working capital. Debt financing was £6.6 billion at 31 December 2016, compared to £5.6 billion at 31 December 2015. Average net debt was £4.3 billion in 2016, compared to £4.0 billion in 2015, at 2016 exchange rates, and net debt at 31 December 2016 was £4.1 billion, against £3.2 billion at 31 December 2015, primarily reflecting the weakness of sterling.

Estimated net new business billings of £4.4 billion ($6.8 billion) were won in the year.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by operating sector and geographical area for each of the three years ended 31 December 2016, 2015 and 2014 is presented in note 2 to the Consolidated Financial Statements. To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the following tables give details of revenue growth and net sales growth by geographical area and operating sector on a reported, constant currency, and like-for-like basis.

Geographical area

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2016	2015	2016	2015	2016	2015
North America	17.6	15.2	3.9	7.9	2.0	7.1
United Kingdom	5.0	8.4	5.0	8.4	1.8	4.1
Western Continental Europe	21.3	(5.6)	8.0	4.7	4.8	4.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	21.4	3.5	11.9	8.5	3.5	4.2
Total Group	17.6	6.1	7.2	7.5	3.0	5.3

Net sales analysis
	Reported net sales growth %+/(-)		Constant currency net sales growth %+/(-)		Like-for-like net sales growth %+/(-)
	2016	2015	2016	2015	2016	2015
North America	18.6	11.8	4.8	4.7	2.8	4.1
United Kingdom	5.5	7.8	5.5	7.8	2.1	2.9
Western Continental Europe	20.3	(5.9)	7.2	4.3	3.6	2.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	21.1	2.2	11.8	7.3	3.5	3.0
Total Group	17.8	4.6	7.4	5.8	3.1	3.3

North America constant currency revenue was down almost 1% in the final quarter and like-for-like down almost 3%, largely as a result of the particularly strong comparatives in the fourth quarter of 2015, when constant currency revenue grew over 11% and like-for-like revenue was up almost 10%, reflecting strong growth in Advertising and Media Investment Management, parts of the Group’s Public Relations & Public Affairs businesses and in the Branding & Identity, Healthcare Communications and direct, digital and interactive operations. On a full year basis, constant currency revenue was up almost 4%, with like-for-like up 2%. However, constant currency net sales grew almost 3% in the fourth quarter, with like-for-like up 0.5% and strong growth in the Group’s Branding & Identity and direct, digital and interactive businesses.

UK constant currency revenue was down almost 1% in the final quarter and like-for-like down well over 2%, again in part due to very strong comparatives for the final quarter of 2015, which saw growth of well over 6% and almost 3% respectively. Media Investment Management and Data Investment Management like-for-like revenue was up strongly, offset by weaker performance in Advertising, Public Relations & Public Affairs and direct, digital and interactive. Despite the slight slow-down in the rate of revenue growth, constant currency net sales were up almost 2% in the final quarter, with like-for-like down 0.6%. On a full year basis, constant currency revenue was up strongly at 5%, with like-for-like up almost 2%, with the second half weaker, perhaps reflecting Brexit uncertainties. Full year net sales were up well over 5% in constant currency, with like-for-like up over 2%.

Western Continental Europe, continued to grow at reasonable and stronger than average rates, although reflecting difficult political and macroeconomic conditions, with like-for-like revenue growth of over 3% and net sales growth of almost 3% in the fourth quarter, compared to well over 5% and over 3% in the third quarter. For the year, Western Continental Europe revenue grew almost 5% on a like-for-like basis (over 4% in the second half), compared with almost 5% in 2015, with net sales growth of well over 3% like-for-like (almost 3% in the second half), compared to well over 2% in 2015. Germany, Norway, Spain, Sweden and Switzerland all showed good growth in the final quarter, but Austria, France, Ireland, Italy, the Netherlands and Portugal were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue growth in the fourth quarter remained strong at almost 12%, the same as the first nine months growth, with like-for-like up almost 4%, the strongest quarter of the year, and well ahead of the first nine months growth of over 3%. Growth in the fourth quarter was driven principally by Latin America and Central & Eastern Europe, with Africa & the Middle East weaker. Constant currency net sales growth in the region was even stronger at almost 13% in the final quarter, with like-for-like net sales up almost 5%, the strongest quarter of the year, and well ahead of the almost 4% achieved in quarter two. There was strong net sales growth in all sub-regions except Africa & the Middle East. In Asia, Cambodia, India, Malaysia, Pakistan, the Philippines and Vietnam showed double-digit like-for-like growth, with Hong Kong, Singapore and Thailand, more challenging.

Latin America had its second strongest quarter of the year, with like-for-like revenue up almost 9%, compared with well over 9% in quarter two. Like-for-like net sales grew over 8% in quarter four, also the second highest quarterly growth in 2016, with full year growth of well over 6% (well over 6% in the second half and similar in the first half). Africa slipped back in the fourth quarter, as it did in the third quarter, with like-for-like revenue down over 1% in quarter four and up 2% full year. Net sales growth was slightly weaker, down 1.9% like-for-like in quarter four and up 0.4% full year. In Central & Eastern Europe, like-for-like revenue was up over 10% in quarter four, the second highest quarter of the year, with the Czech Republic, Romania, Russia and the Ukraine up double digits. Croatia, Hungary, Poland and Serbia were tougher. Full-year revenue for the BRICs1, which account for almost $2.4 billion of revenue, was up almost 2% on a like-for-like basis.

In 2016, 29.9% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, up almost 1.0 percentage point from 29.0% in 2015. On a net sales basis there was a similar increase to 30.5% from 29.6% in 2015, which compares with the Group’s strategic objective of 40-45% in the next five years. Markets outside North America now account for over 63% of our revenue.

Operating Sector

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2016	2015	2016	2015	2016	2015
Advertising and Media Investment Management	17.9	8.2	7.7	9.9	4.7	8.4
Data Investment Management	9.7	(0.1)	0.4	3.5	(0.9)	(0.2)
Public Relations & Public Affairs	16.4	6.0	5.0	4.7	2.5	3.0
Branding & Identity, Healthcare and Specialist Communications	23.2	7.7	11.8	7.3	3.0	5.3
Total Group	17.6	6.1	7.2	7.5	3.0	5.3

Net sales analysis
	Reported net sales growth %+/(-)		Constant currency net sales growth %+/(-)		Like-for-like net sales growth %+/(-)
	2016	2015	2016	2015	2016	2015
Advertising and Media Investment Management	16.4	3.3	6.5	5.3	3.7	3.8
Data Investment Management	12.8	1.1	3.2	4.6	0.9	0.3
Public Relations & Public Affairs	16.0	5.6	4.7	4.3	2.4	3.4
Branding & Identity, Healthcare and Specialist Communications	23.2	8.2	11.8	7.8	3.5	4.2
Total Group	17.8	4.6	7.4	5.8	3.1	3.3

Advertising and Media Investment Management was the second-strongest performing sector, with constant currency revenue growth of almost 8% for the year, and well over 4% in quarter four. On a like-for-like basis, Advertising and Media Investment Management was the strongest performing sector, with revenue up almost 5% for the year and up almost 1% in quarter four, reflecting the impact of a weaker net new business record. Advertising grew in Asia Pacific in quarter four and the full year, but softened in all other regions, as trading conditions became more difficult. Media Investment Management showed strong like-for-like revenue growth, up over 8% for the year, up just under 3% in quarter four, with strong growth in the UK, Continental Europe and Latin America.

Of the Group’s Advertising networks, Grey performed particularly well in 2016, especially in the US. As mentioned above, Asia Pacific was up, but elsewhere conditions were more challenging and overall Advertising

[1]	Brazil, Russia, India and China.

remained under pressure. Growth in the Group’s Media Investment Management businesses has been very consistent for most of 2016, with constant currency and like-for-like revenue up strongly for the year, but with a weaker second half, largely the result of a more difficult final quarter, as weaker net new business in the US impacted overall performance. Elsewhere, like-for-like revenue growth in Western Continental Europe, Media Investment Management’s second largest region, was up 8%, with the UK and Latin America up double digits. tenthavenue, the ‘engagement’ network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like net sales up well over 5%, with strong growth of well over 6% in the second half. The strong revenue and net sales growth across most of the Group’s businesses, offset by slower growth in the Group’s Advertising businesses in most regions, resulted in the combined net sales margin of this sector up by 0.5 margin points to 19.0%, up 0.2 margin points in constant currency.

In 2016, J. Walter Thompson Worldwide, Ogilvy, Y&R and Grey generated net new business billings of £1.1 billion ($1.7 billion). In the same year, GroupM (the Group’s Media Investment Management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search, Xaxis and now, Essence), together with tenthavenue, generated net new business billings of £2.4 billion ($3.7 billion). The Group totalled £4.4 billion ($6.8 billion), compared with £5.6 billion ($8.6 billion) in 2015.

Data Investment Management revenue was down almost 2% on a like-for-like basis in the fourth quarter, but more importantly, net sales were up well over 1% on the same basis. On a full-year basis, constant currency revenue was up 0.4%, but down almost 1% like-for-like, with a weaker second half. Net sales, however, showed stronger growth with constant currency net sales up over 3%, up almost 1% like-for-like. The mature markets were more difficult, remaining under pressure, but the faster growth markets grew net sales 3%. Syndicated research continues to show resilience, with like-for-like net sales growth up well over 1%, but custom research, which accounts for almost half of Data Investment Management net sales, was down a similar amount. Kantar Worldpanel, Kantar Health, Kantar Public, Kantar Retail and Kantar IMRB all showed strong like-for-like net sales growth, with Kantar Insights more challenged. There seems to be a growing recognition of the value of ‘real’ first-party data businesses, rather than those that depend on third-party data. Net sales margins improved 1.4 margin points to 17.6% and by 1.0 margin points in constant currency. Good cost control and the continued benefits of restructuring contributed to the improvement in net sales margin. Although there has been further improvement during 2016, the slowest sub-sector continues to be like-for-like net sales growth in the custom businesses in mature markets, where discretionary spending remains under review by clients.

The Group’s Public Relations & Public Affairs businesses continued the growth shown earlier in the year, with a stronger second half, but slower fourth quarter, primarily the result of stronger comparatives in the specialist Public Relations businesses in the final quarter of 2015. Constant currency revenue grew well over 2% in quarter four with like-for-like net sales down almost 1%, with strong growth in Continental Europe and the Middle East & Africa, but North America was down over 2%, with the UK down significantly, as a result of lower M&A activity in the Group’s specialist financial Public Relations & Public Affairs businesses in the fourth quarter compared with 2015. Despite the slower growth in the final quarter, like-for-like net sales in the Group’s specialist Public Relations & Public Affairs businesses were up almost 7% for the year, and Cohn & Wolfe performed particularly well. Ogilvy and Hill+Knowlton Strategies also improved, with Burson-Marsteller less buoyant. An improving top-line and good control of costs resulted in the net sales margin improving by 1.1 margin points to 16.7% and by 0.8 margin points in constant currency.

At the Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive), constant currency revenue grew strongly at 8% in quarter four, the strongest performing sector, with like-for-like revenue up well over 1%. The Group’s direct, digital and interactive businesses, especially WPP Digital, VML and Wunderman performed strongly, with parts of the Group’s remaining Branding & Identity, Healthcare and Specialist Communications businesses also growing strongly. Net sales margins, for the sector as a whole, improved 0.2 margin points to 15.4% but fell 0.3 margin points in constant currency, with operating margins negatively affected as parts of the Group’s direct, digital and interactive businesses in Western Continental Europe, together with Branding & Identity and Healthcare Communications, slowed.

In 2016, 38.9% of the Group’s revenue came from direct, digital and interactive, up 1.4 percentage points from the previous year, with like-for-like revenue growth of almost 6% in 2016.

2016 compared with 2015

Revenues

Reported revenue growth for the year was 17.6%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 7.2%. This difference of 10.4% reflects the weakness of the pound sterling against most currencies, particularly in the second half, following the UK vote to exit the European Union.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 3.0%, with net sales up 3.1%. In the fourth quarter, like-for-like revenue was up 0.5%, the weakest quarter of the year, following like-for-like growth of well over 6% in the final quarter of 2015, which was that year’s strongest quarter. North America and the UK slowed in the fourth quarter, again partly the result of stronger comparatives, with Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe continuing to perform well. Like-for-like net sales growth was stronger than revenue growth, over 2% in the fourth quarter, also against a strong comparative in 2015, with all regions, except the UK, showing growth.

Operating Cost

Operating costs increased by 16.2% in 2016 to £10,334.7 million from £8,892.3 million in 2015 on a reported basis and increased by 6.4% on a constant currency basis. During 2016, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff and property costs.

Headline operating costs rose by 16.8%, rose by 7.0% in constant currency and by 2.7% like-for-like. On all bases, the growth in costs was lower than the growth in revenue and net sales.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2016 was 132,657 compared to 132,315 in 2015, an increase of 0.3%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2016 was 134,341 compared to 134,479 at 31 December 2015, a decrease of 138 or 0.1%. This reflected the transfer of a further 250 staff to IBM in the first half of 2016, as part of the strategic partnership agreement and IT transformation program, together with the continuing sound management of headcount and staff costs in 2016 to balance revenue and costs. On the same basis, revenue increased 3.0% and net sales 3.1%.

Reported staff costs, excluding incentives, increased by 17.3%, up 7.5% in constant currency. Incentive payments amounted to £367 million ($486 million), which were 14.9% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before incentives compared with £331 million ($505 million) or 16.2% in 2015. Achievement of target, at an individual company level, generally generates 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before bonus as an incentive pool, 20% at maximum and 25% at super maximum.

Net sales margins, before all incentives and income from associates (excluding exceptional gains/losses), were 19.9%, up 0.6 margin points, compared with 19.3% last year. The Group’s staff costs-to-net sales ratio, including severance and incentives, decreased by 0.4 margin points to 62.8% compared to 63.2% in 2015, indicating increased productivity.

In 2016, the Group generated exceptional gains of £277 million, largely representing re-measurement gains in relation to the Group’s interest in Imagina and gains on the sale of the Group’s interest in Grass Roots. These were partly offset by investment write-downs of £86 million, resulting in a net gain of £191 million, which in accordance with prior practice, has been excluded from headline PBIT. The Group took a £27 million restructuring provision, primarily IT Transformation costs, resulting in a net exceptional gain of £164 million.

Profit before interest and taxation

As a result of all this, profit before interest and taxation was up over 25% to £2.113 billion and 12% in constant currencies. Headline PBIT was up almost 22% to £2.160 billion, over £2 billion for the first time, from £1.774 billion and up well over 8% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £80.4 million in 2016 from £72.4 million in 2015. Finance costs increased to £254.5 million in 2016 from £224.1 million in 2015. Therefore, net finance costs were up 14.8% at £174.1 million, compared with £151.7 million in 2015, an increase of £22.4 million. This is due to the weakness in sterling resulting in higher translation costs on non-sterling debt, the cost of higher average net debt and lower income from investments, all partially offset by the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates. Revaluation of financial instruments resulted in a loss of £48.3 million in 2016 and a loss of £34.7 million in 2015.

Taxation

The Group’s tax rate on reported profit before tax was 20.6% in 2016 against 16.6% in 2015. The difference in the reported tax rate is due to the varying tax charges in the countries we operate, including the impact of a significant reduction in non-taxable gains on disposals of investments and subsidiaries and gains on remeasurement of equity interests recognised in the year. The tax charge includes the release of provisions following the successful resolution of a number of tax matters during the year. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Profit for the year

Profit for the year increased by 20.6% to £1,501.6 million in 2016 from £1,245.1 million in 2015 on a reported basis and increased by 7.2% in constant currency. In 2016, £1,400.1 million of profit for the year was attributable to equity holders of the parent and £101.5 million attributable to non-controlling interests. Diluted earnings per share increased over 22% to 108.0p from 88.4p and increased well over 8% in constant currencies.

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

As capital expenditure remains relatively stable, there are broadly three alternative uses of funds:

•

Mergers and acquisitions. There is still a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception perhaps of digital in the US, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast-growing markets like China, Brazil and India.

The Group’s acquisition focus in 2016 was again on the triple play of faster-growing geographic markets, new media and data investment management, including the application of technology, data and content, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability. In 2016, the Group spent over £600 million on initial acquisition payments, net of cash acquired and disposal proceeds.

Net acquisition spend is currently targeted at around £300 to £400 million per annum, excluding slightly more significant acquisitions like IBOPE in Latin America, comScore and Triad. The Group will continue to seize opportunities in line with our strategy.

•

Dividends. Given the Company’s strong progress, the Board proposes an increase of almost 29% in the final dividend to 37.05p per share, which, together with the interim dividend of 19.55p per share, makes a total of 56.60p per share for 2016, an overall increase of almost 27%. Dividends paid in respect of 2016 will total approximately £720 million for the year.

•

Share buy-backs. They continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the net sales margin target of 0.3 margin points improvement, the targeted level of share buy-backs will be 2-3% of the outstanding share capital. In addition, the Company also has considerable free cash flow to take advantage of any anomalies in market values, particularly as the average 2016 net debt-to-EBITDA ratio was under 1.8 times, at the mid-point of our market guidance of 1.5-2.0 times. Share buy-backs in 2016 cost £427 million, representing 2.0% of issued share capital. In 2016, funds returned to share owners were over £1.0 billion. In the last five years, £4.2 billion has been returned to share owners and, over the last 10 years, £5.9 billion.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2016, billings were £55.2 billion, or 3.8 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See additional discussion on liquidity risk in note 24 to the consolidated financial statements.

Debt

The Company’s borrowings consist of bonds and revolving credit facilities, details on the Company’s borrowings are provided in note 10 to the consolidated financial statements.

The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2021. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2016, net cash inflow from operating activities was £1,773.8 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,585.3 million. This free cash flow was absorbed by £697.1 million in net acquisitions and disposals, by £427.4 million in share repurchases and buy-backs and by £616.5 million in dividends, resulting in a net outflow of £155.7 million.

Net debt at 31 December 2016 was £4.1 billion, against £3.2 billion at 31 December 2015, primarily reflecting the weakness of sterling, and average net debt was £4.3 billion in 2016, compared to £4.0 billion in 2015, at 2016 exchange rates. The average net debt to headline EBITDA ratio in 2016 remains under 1.8 times, which is almost in the middle of the Group’s target range of 1.5-2.0 times.

Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2016 was 12.4 times. Average net debt in the first quarter of 2017 was £4.544 billion, compared to £4.091 billion in 2016, at 2017 exchange rates.

With an equity market capitalisation of approximately £22.022 billion at 26 April 2017, the total enterprise value of the Company is approximately £27.030 billion, a multiple of 11.2 times 2016 headline EBITDA.

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2016.

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

In the first quarter of 2017, reported revenue was up 16.9%, with constant currency growth of 3.6%, like-for-like growth of 0.2%, 3.4% growth from acquisitions and 13.3% from currency, primarily reflecting the weakness of sterling against the US dollar, the euro and other major currencies. Reported net sales were up 18.5%, with constant currency growth of 4.8%, like-for-like growth of 0.8%, 4.0% growth from acquisitions and 13.7% from currency.

The pattern of net sales growth in the first quarter of 2017, is similar in part, to the final quarter of 2016, except North America and data investment management were under more pressure. On a like-for-like basis, the United Kingdom and Western Continental Europe grew strongly, with Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe more or less flat and North America down. On the same basis, public relations and public affairs and branding & identity, healthcare and specialist communications (including digital, eCommerce & shopper marketing) were the strongest sectors, with advertising and media investment slightly down, following weaker comparative new business trends towards the end of 2016 and a strong comparative last year. Given the tepid economic growth prospects and the softer net new business trend late last year, our budgets for 2017 indicated like-for-like revenue and net sales growth at around 2%. For the first three months, actual performance was ahead of budget, due to the stronger than budgeted performance across all sectors, except data investment management. A preliminary look at our quarter one revised forecasts for the full year, again, indicates revenue and net sales growth similar to budget at around 2%, with a stronger second half primarily due to weaker comparatives, approximately 2% in the second half of last year and 4% in the first half. The Group gained a total of $2.103 billion in net new business wins (including all losses) in the first quarter, compared to $1.779 billion in the same period last year.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2016, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2017	2018	2019	2020	2021	Beyond 2021
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,522.1	—	215.3	512.6	—	—	1,794.2
Sterling bonds	1,000.0	400.0	—	—	200.0	—	400.0
US$ bonds	2,318.5	—	—	—	—	658.0	1,660.5
A$ Bank revolver	206.8	—	—	206.8	—	—	—
Subtotal	6,047.4	400.0	215.3	719.4	200.0	658.0	3,854.7
Interest payable	2,144.7	182.9	174.2	173.6	169.1	154.9	1,290.0
Total	8,192.1	582.9	389.5	893.0	369.1	812.9	5,144.7
Operating leases[2]	3,977.5	565.2	484.0	427.7	403.4	374.7	1,722.5
Capital commitments[3]	22.1	19.3	2.8	—	—	—	—
Investment commitments[3]	89.2	89.2	—	—	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	1,273.5	328.5	229.9	235.9	209.6	139.6	130.0
Total contractual obligations	13,554.4	1,585.1	1,106.2	1,556.6	982.1	1,327.2	6,997.2

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2016 of £534.3 million. The Group’s net debt at 31 December 2016 was £4,130.5 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals of £32.4 million.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2016 amounted to £43.7 million (2015: £70.9 million, 2014: £68.2 million). Employer contributions and benefit payments in 2017 are expected to be approximately £70 million. Projections for years after 2017 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Non-GAAP Information

As introduced on page 15, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2016 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of current period to that of prior periods.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue and net sales growth for 2016 and 2015 to like-for-like revenue and net sales growth for the same period.

	Revenue		Net Sales
	£m		£m
2014 Reportable	11,529		10,065
Impact of exchange rate changes	(160)	(1.4%)	(123)	(1.2%)
Changes in scope of consolidation	254	2.2%	251	2.5%
Like-for-like growth	612	5.3%	331	3.3%
2015 Reportable	12,235	6.1%	10,524	4.6%
Impact of exchange rate changes	1,273	10.4%	1,095	10.4%
Changes in scope of consolidation	514	4.2%	453	4.3%
Like-for-like growth	367	3.0%	326	3.1%
2016 Reportable	14,389	17.6%	12,398	17.8%

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 31 to the consolidated financial statements.

Net sales margin

Given the significance of Data Investment Management revenues to the Group, with none of the direct competitors present in that sector, net sales and net sales margin are meaningful measures of comparative, competitive revenue growth and margin performance. This is because Data Investment Management revenues include pass-through costs, principally for data collection, on which no margin is charged. In addition, the Group’s Media Investment Management sub-sector is increasingly buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings.

Net sales margin is calculated as headline PBIT (defined above) as a percentage of net sales and is provided in note 31 to the consolidated financial statements.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, IT asset write-downs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2016 £m	2015 £m	2014 £m
Profit before taxation	1,890.5	1,492.6	1,451.9
Amortisation and impairment of acquired intangible assets	168.4	140.1	147.5
Goodwill impairment	27.0	15.1	16.9
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)	(186.3)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)	(9.2)
Investment write-downs	86.1	78.7	7.3
Restructuring costs	27.4	106.2	127.6
IT asset write-downs	—	29.1	—
Share of exceptional losses of associates	15.2	21.8	7.6
Revaluation of financial instruments	48.3	34.7	(50.7)
Headline PBT	1,986.2	1,622.3	1,512.6

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, IT asset write-downs, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, amortisation of other intangible assets, losses/gains on remeasurement of equity interests arising from a change in scope of ownership and Group restructuring costs.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2016 £m	2015 £m	2014 £m
Profit for the year	1,501.6	1,245.1	1,151.5
Taxation	388.9	247.5	300.4
Finance income, finance cost and revaluation of financial instruments, net	222.4	186.4	117.3
Amortisation and impairment of acquired intangible assets	168.4	140.1	147.5
Depreciation of property, plant and equipment	220.8	194.7	197.3
Amortisation of other intangible assets	38.6	33.7	31.6
Goodwill impairment	27.0	15.1	16.9
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)	(186.3)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)	(9.2)
Investment write-downs	86.1	78.7	7.3
Restructuring costs	27.4	106.2	127.6
IT asset write-downs	—	29.1	—
Share of exceptional losses of associates	15.2	21.8	7.6
Headline EBITDA	2,419.7	2,002.4	1,909.5

Headline operating costs

Headline operating costs is one of the metrics that management uses to assess the performance of the business.

Headline operating costs is calculated as operating costs excluding goodwill impairment, amortisation and impairment of acquired intangibles, gains/losses on disposal of investments and subsidiaries, investment write-downs, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, IT asset write-downs and Group restructuring costs.

	2016 £m	2015 £m	2014 £m
Operating costs	10,334.7	8,892.3	8,557.5
Amortisation and impairment of acquired intangible assets	(168.4)	(140.1)	(147.5)
Goodwill impairment	(27.0)	(15.1)	(16.9)
Gains on disposal of investments and subsidiaries	44.3	131.0	186.3
Gains on remeasurement of equity interests arising from a change in scope of ownership	232.4	165.0	9.2
Investment write-downs	(86.1)	(78.7)	(7.3)
Restructuring costs	(27.4)	(106.2)	(127.6)
IT asset write-downs	—	(29.1)	—
Headline operating costs	10,302.5	8,819.1	8,453.7

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

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2016 £m	2015 £m	2014 £m
Net cash inflow from operating activities	1,773.8	1,359.9	1,703.7
Share option proceeds	27.2	27.6	25.0
Proceeds on disposal of property, plant and equipment	7.7	13.4	5.9
Movement in trade working capital and other receivables, payables and provisions	151.3	164.1	(295.0)
Purchases of property, plant and equipment	(252.1)	(210.3)	(177.9)
Purchase of other intangible assets (including capitalised computer software)	(33.0)	(36.1)	(36.5)
Dividends paid to non-controlling interests in subsidiary undertakings	(89.6)	(55.2)	(57.7)
Free cash flow	1,585.3	1,263.4	1,167.5

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

The following table is an analysis of net debt:

	2016 £m	2015 £m	2014 £m
Debt financing	(6,567.4)	(5,593.2)	(4,788.1)
Cash and short-term deposits	2,436.9	2,382.4	2,512.7
Net debt	(4,130.5)	(3,210.8)	(2,275.4)

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

•

After the projection period, there is an assumed annual long-term growth rate of 3.0% (2015: 3.0%), with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was calculated using a pre-tax discount rate of 8.5% (2015: 8.5%).

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end, management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2016, operating profit includes credits totalling £26.3 million (2015: £31.6 million, 2014: £24.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2015.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2016.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of pension plans. As a result, these plans generally have an ageing membership population. In accordance with IAS 19, Defined Benefit Plans, the actuarial calculations have been carried out using the projected unit credit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The Group’s pension deficit was £275.6 million at 31 December 2016, compared to £225.7 million at 31 December 2015. The increase in the deficit is primarily due to lower discount rates as a result of a decrease in high-quality corporate bond yields.

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

We record deferred tax assets and liabilities using tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted, or substantively enacted legislation, for the effect of temporary differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	the various jurisdictions in which the potential deferred tax assets arise;

•	history of losses carried forward and other tax assets expiring;

•	the timing of future reversal of taxable temporary differences;

•	the expiry period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is our belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. At 31 December 2016 no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £4,048.8 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Roberto Quarta, Age 67: Non-executive chairman. Roberto Quarta was appointed as a director with effect from 1 January 2015 and became chairman of WPP in June 2015. He is Chairman of Smith & Nephew plc, a FTSE 100 listed global medical devices company and Partner of Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

Sir Martin Sorrell, Age 72: Chief executive. Sir Martin Sorrell joined WPP in 1986 as a director, becoming Group chief executive in the same year. He was a non-executive director of Arconic Inc. until 10 March 2017 and Delta Topco until 31 January 2017.

Paul Richardson, Age 59: Finance director. Paul Richardson became Group finance director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and fellow of the Association of Corporate Treasurers.

Jacques Aigrain, Age 62: Non-executive director. Jacques Aigrain was appointed a director of WPP on 13 May 2013. He is currently a Senior Advisor at Warburg Pincus LLP. He was on the Executive Committee of Swiss Re AG from 2001 to 2009 including CEO from 2006, and prior to that, he spent 20 years with JPMorgan Chase in New York, London and Paris. In addition, he is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of LyondellBassell NV and Swiss International Airlines AG. He was Chairman of LCH Clearnet Group Ltd from 2010 to March 2015, and also was a Director of the Qatar Financial Center Authorities until March 2015 and Supervisory Board Member of Lufthansa AG until April 2015. He is a dual French and Swiss citizen. He holds a PhD in Economics from Sorbonne University, and a MA degree in Economics from Paris Dauphine University.

Charlene Begley, Age 50: Non-executive director. Charlene T Begley was appointed a director of WPP on 1 December 2013. Most recently, Ms Begley served as a Senior Vice President of General Electric Company and the Chief Executive Officer and President of GE Home & Business Solutions at General Electric Company. In this role, she had responsibility for $9 billion of revenue with the GE Appliances, Lighting and Intelligent Platforms businesses, as well as served as the company’s Chief Information Officer and led the Sourcing Council and Corporate Leadership Staff. As CIO, she managed a budget of $3.7 billion and led 10,000 IT professionals with a strong focus on business process excellence, simplification, collaboration and security and compliance. Over her career at GE, she served as President and Chief Executive Officer of GE Enterprise Solutions, GE Plastics, and GE Transportation. In addition, she led GE’s Corporate Audit Staff and served as the Chief Financial Officer for GE Transportation and GE Plastics Europe and India. Ms Begley currently serves as a non-executive director and member of the Audit Committee of NASDAQ OMX and non-executive director and member of the Audit and Nominating Committees of Red Hat. Ms Begley was a director of Morpho Detection, Inc. and GE Fanuc JV. She was recognized as a Young Global leader on the World Economic Forum and Fortune’s “Most Powerful Women in Business”. Ms Begley graduated Magna Cum Laude from the University of Vermont in 1988 with a BS Degree in Business Administration.

Tarek Farahat, Age 52: Non-executive director. Tarek Farahat was appointed a director with effect from 11 October 2016. He is JBS’ Global President for Marketing and Innovation and a member of the Board of Directors. JBS is the largest protein production company in the world by sales. He initially joined JBS S.A. in 2013 as an independent non-executive director before taking on his current executive role in 2015. Mr Farahat serves on the Board of Alpargatas S.A. Prior to JBS S.A., Mr Farahat spent 26 years at Procter & Gamble, in a range of marketing and general executive management roles, working across Europe, the Middle East, Africa and

Latin America, including the General Management/Vice President roles of the Latin America region from 2001. As the head of Procter & Gamble operations in Brazil (2006 – 2012) he led the company to a period of accelerated growth as well as successfully integrating the Gillette business. In 2012, he was elected by the board of directors of Procter & Gamble as President for Procter & Gamble Latin America and was also appointed to Procter & Gamble’s Global Leadership Council. Mr Farahat has a BA Business degree from the American University in Cairo and a degree in Finance from Cairo University. He is a joint Egyptian and Brazilian citizen.

Sir John Hood, Age 65: Non-executive director. Sir John Hood was appointed a director on 1 January 2014. An international education and business leader, he was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In his native New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as non-executive director of Fonterra Co-operative Group, ASB Bank Ltd, and other companies. Sir John currently serves as President & CEO of the Robertson Foundation, and as Chairman of Study Group Limited and BMT Group. He also serves as Chair of the Rhodes Trust. Sir John also serves on the board of Aurora Energy Research. Sir John earned his PhD in Civil Engineering from the University of Auckland and then won a Rhodes Scholarship to Oxford, where he was awarded an MPhil in Management Studies. Sir John has been appointed a Knight Companion to the New Zealand Order of Merit.

Ruigang Li, Age 47: Non-executive director. Ruigang Li was appointed a director of WPP on 12 October 2010. He is the Founding Chairman of CMC Capital Partners and CMC Holdings (CMC), China’s most prestigious platforms for media and entertainment investment and operation with an extensive coverage across the entire spectrum of traditional and internet space. Ruigang Li has led CMC to create a number of champions and emerging leaders in key sub-sectors including television, film, animation, sports, music, location-based entertainment, financial media, financial and media data services, advertising, e-commerce, ticketing, mobile video social network, game and education. Ruigang Li was the Chairman and President of SMG (Shanghai Media Group) for more than 10 years and successfully transformed SMG from a Shanghai-based provincial broadcaster into China’s leading media conglomerate with the most diversified business scope.

Daniela Riccardi, Age 57: Non-executive director. Daniela Riccardi was appointed a director on 12 September 2013. A prominent FMCG, retail-and-fashion products executive, she is Chief Executive Officer of Baccarat, the international luxury goods company, and was Chief Executive Officer of Diesel Group, the innovative fashion business. She was an executive at Procter & Gamble for 25 years, including service as President of Procter & Gamble Greater China, with 7,000 employees, and Vice President-General Manager for Eastern Europe & Russia. Ms Riccardi also sits on the Board of Kering and on the Board of Comite Colbert. Ms Ricardi is a guest lecturer at Grenoble Ecole de Management in Paris. Ms Riccardi is a Magna Cum Laude graduate in Political Science and International Studies at Sapienza University of Rome and completed a Fellowship in Marketing at Yale University.

Nicole Seligman, Age 60: Non-executive director. Nicole Seligman was appointed a director on 1 January 2014. Most recently, Ms Seligman served as President of Sony Entertainment, Inc. and Sony Corporation of America and Sony Group Senior Legal Counsel. Until 2014, she was Executive Vice President and General Counsel of Sony Corporation. Previously, as a partner in the Washington law firm of Williams & Connolly, she counselled a wide range of clients, including major media companies, on complex litigation and commercial matters. She was a law clerk for US Supreme Court Justice Thurgood Marshall and was associate editorial page editor for the Asian Wall Street Journal. Ms Seligman serves on the Board of Viacom Inc. She was a Magna Cum Laude graduate of both Harvard College and Harvard Law School.

Hugo Shong, Age 61: Non-executive director. Hugo Shong was appointed a director on 13 May 2013. He is the Global Chairman of IDG Capital and president of IDG Asia/China. He joined IDG in 1991 as an associate to IDG’s founder and chairman, Patrick J. McGovern, for Asian business development after working for three years as a reporter and editor at Electronic Business and Electronic Business Asia magazine, where he launched over 40 magazines and newspapers in Asian countries, such as PC World Vietnam, the Chinese editions of NetworkWorld, Electronic Products, Cosmopolitan, Harper’s Bazaar, National Geographic, FHM and Men’s

Health. In 1993, he helped IDG to set up China’s first technology venture fund, IDG Capital, which now has $5 billion under management and an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip, Soufun and Xiaomi. In January 2017, IDG Capital led the acquisition of IDG Ventures, the investment business under IDG. He currently serves on the board of Mei Ah Entertainment Group, an entertainment company with interests in television, film and theatre listed on the Hong Kong Stock Exchange. Hugo has been a member of the board of trustees of Boston University since 2005. After completing his undergraduate studies at Hunan University, he attended the Chinese Academy of Social Sciences and earned a Master of Science from Boston University in 1987. He conducted graduate studies at the Fletcher School of Law and Diplomacy and has also completed the Advanced Management Program at Harvard Business School.

Timothy P. Shriver, Age 57: Non-executive director. Tim Shriver was appointed a director of WPP on 8 August 2007. He is Chairman of Special Olympics and in that capacity, he happily serves together with over 5.34 million Special Olympics athletes in 170 countries, all working to promote health, education, and a more unified world through the joy of sports. Before joining Special Olympics in 1996, Mr Shriver was and remains a leading educator focusing on the social and emotional factors in learning. He co-founded and currently chairs the Collaborative for Academic, Social, and Emotional Learning (CASEL), the leading school reform organization in the field of social and emotional learning. He is a member of the Council on Foreign Relations. Mr Shriver earned his undergraduate degree from Yale University, a Master’s degree from The Catholic University of America, and a Doctorate in Education from the University of Connecticut. He has produced four films, written for dozens of newspapers and magazines, founded an ice cream company, and been rewarded with degrees and honors which he didn’t deserve but happily accepted on behalf of others.

Sally Susman, Age 55: Non-executive director. Sally Susman was appointed a director on 13 May 2013. She is currently executive vice president, Corporate Affairs for Pfizer, the world’s largest biopharmaceutical company. Sally also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, she was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She also held several senior corporate affairs posts at American Express, working in both London and the US. She started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce. She serves on the board of the International Rescue Committee. Sally holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.

Sol Trujillo, Age 65: Non-executive director. Solomon D. (Sol) Trujillo was appointed a director of WPP on 12 October 2010. He is an international business executive with three decades’ experience as CEO of high-cap global companies in the US, EMEA and Asia Pacific. A digital pioneer and long-time practitioner of market-based management, Sol was an early champion of high-speed broadband and the mobile internet to stimulate productivity and innovation across all sectors of the economy. Sol currently sits on corporate boards in the US, EU, and China and has managed operations in more than 25 countries around the world – including developed as well as emerging markets from the EU and North America to China, Australasia, Africa and the Middle East.

The board of directors has determined that all of the non-executive directors are independent under NASDAQ Rule 5605(a)(2).

B. Compensation

Introduction

The following includes an ‘at a glance’ snapshot of WPP’s performance and corresponding compensation for the year. The Compensation Committee then sets out for share owners’ consideration the Directors’ Compensation Policy incorporating proposed changes to the policy approved by 82% of share owners in 2014. This revised policy will be presented for approval at the 2017 Annual General Meeting (AGM).

Pay for performance in 2016

2016 was once again a record year for WPP. The Company achieved strong top-line growth with headline PBIT and net sales margins meeting and exceeding targets across all regions and sectors.

This sustained strong performance was reflected in the outcomes of the Company’s incentive plans for the year. Awards under the short-term incentive plan ranged from 95% - 120% of target. Shares awarded in 2012 under the last cycle of the Leadership Equity Acquisition Plan (LEAP) vested in full on 7 March 2017.

The 2012 LEAP award was the final instalment of the existing LEAP incentive program. WPP significantly out-paced all except one of its peers with five-year Total Shareholder Return (TSR) growth of 210%. In reviewing the outcome under the plan the committee noted:

•	WPP’s TSR ranked in the upper decile of the FTSE 100 during the same period and out-performed US indices and broader industry peer groups;

•	market capitalisation increased by £14.71 billion ($15.44 billion) or 172.0% from £8.55 billion ($13.27 billion) to £23.26 billion ($28.71 billion);

•	the share price increased from 675 pence at the start of 2012, to 1,816 pence by the end of 2016, a compound annual growth rate of 22%;

•	the Company’s dividend increased from 24.6p to 56.6p, a compound annual growth rate of 18%;

•	TSR was ahead of the Company’s most comparable competitors: Omnicom (180%), Dentsu (114%) and Publicis (106%); and

•	the Company’s strong underlying financial performance, including net sales growth of 34%, a 51% increase in headline PBIT and a 67% increase in diluted Earnings Per Share (EPS).

The committee acknowledges that the value created for share owners throughout the five-year term of the 2012 awards, and throughout the eight years of the LEAP III program, has been significant.

In 2013, in response to share owners’ concerns about the design of LEAP, the committee adopted a new long-term incentive plan, the Executive Performance Share Plan (EPSP). The design of the EPSP was strongly influenced by share owners’ views. This plan has granted awards at lower levels, with further reductions proposed in 2017, and measures performance equally across three critical areas: EPS growth, return on equity and relative TSR. We anticipate that the value of awards vesting in subsequent years will be substantially lower than the values realised under LEAP.

Highlights of the proposed 2017-2019 Compensation Policy

During the year, the Compensation Committee dedicated considerable time to the re-evaluation of its policy. This necessarily involved extensive dialogue with share owners and other interest groups. We are most grateful for their interest and input.

WPP has a long-standing history of embracing a philosophy of pay for performance. This philosophy is incorporated into the Company’s compensation programs in a range of different ways, for example: the five-year time horizon used since 1995 to measure performance in long-term incentive plans, and the use of challenging performance conditions to govern awards under all incentive plans.

Pay for performance and alignment with share owner interests remain central to the Group’s culture. The committee believes these cornerstone features have been most effective in driving exceptional performance, which has resulted (inter alia) in WPP becoming the most valuable, international, integrated communication services company. As a result, the committee concluded that this ethos should continue to be reflected in the Company’s compensation arrangements.

Notwithstanding the Company’s superior performance, the committee understands share owners’ increasing discomfort with the levels of the programs’ reward opportunities for outstanding performance. Similar feedback led to the changes introduced by the (then) committee earlier this decade that were subsequently incorporated in the 2014-2016 compensation policy. Based on the more recent share owner concerns, the committee is proposing further significant reductions in the compensation levels for the Company’s Executive Directors. The changes to the CEO’s compensation levels are set out below.

In summary:

•	The total incentive opportunity (the combination of short-term incentive maximum and the face value of an award under the EPSP) will reduce from 14.1 times to 10 times salary.

•

The maximum short-term incentive opportunity will reduce by 35 percentage points, from 435% to 400% of salary. 40% of the achieved bonus will be delivered in shares in the form of an Executive Share Award (ESA) and these shares must be held for a further two years.

•	The EPSP award will accordingly reduce by 374 percentage points, from 974% to 600% of salary.

•	The pension allowance will reduce by 10 percentage points from 40% to 30% of salary.

•	The range of benefits provided will be replaced by a fixed benefit allowance of £200,000, a 12% reduction on the 2016 benefits’ cost.

In aggregate, these changes will have the effect of reducing the Group CEO’s overall maximum pay opportunity, before any account is taken of share price appreciation or dividends, by 27% or £4.8 million. This brings the total reduction since 2011 to 58% or £18.1 million.

In addition to these changes our proposed policy also reflects the following:

•	In respect of the Group CFO, the total incentive opportunity will reduce by 150 percentage points from 700% to 550% of salary. The level of benefits provided will also be capped at $85,000.

•	The maximum incentive, short- and long-term, that could be offered to a new appointee to the Board, is being reduced by 20% from 10 times to 8 times salary.

•	The maximum pension contribution that could be offered to a new appointee to the Board is being reduced by 15 percentage points from 40% to 25% of salary.

•	The level of vesting associated with the threshold performance requirement under the EPSP will reduce from 20% of the award to 15% of the award.

The committee did not reach these decisions lightly. The process has proven to be challenging, reflecting the divergent views of share owners, the differences in competitive market practices in the UK (which may cause competitiveness issues in the US) and internationally where WPP competes, the imperative of retaining and motivating a high-performing leadership team, all while also maintaining the Company’s attractiveness to future leadership recruits.

Performance targets for 2017 incentive awards

The committee has approved performance targets for the 2017 short-term incentive awards. As previously, performance will be assessed against a mix of financial measures, for 70% of the award, with the balance being determined by achievements against individual strategic objectives.

The three financial measures are unchanged for 2017 and are headline PBT growth, net sales margin improvement and growth in net sales. The performance ranges and outcomes will be disclosed in next year’s report.

The committee has also reviewed the 2017-2021 EPSP measures and targets, concluding that they remain appropriate, stretching and aligned to the guidance issued to share owners. The targets that will apply are as follows:

Measure	Performance range
EPS	7% –14% compound annual growth
Return on Equity (ROE)	15% – 18% annual average
Relative TSR	Median to upper decile

Looking forward

We hope that you will recognise the significant steps the committee has taken in responding to any concerns in presenting its proposed policy. With the majority of compensation still contingent on the sustainable performance of WPP, we are confident that these proposals will continue to provide meaningful alignment between performance and reward. As in previous years, we extend our thanks to those share owners and advisors who helpfully engaged with us in formulating our proposed policy. We hope they will meet with your support at the 2017 AGM.

At a glance

How we performed in 2016

Group financial performance measures:

Long-term total shareholder return performance1

Source Datastream. TSR calculated up until 31 December 2016.	Source Datastream. TSR calculated up until 31 December 2016.

Source: DataStream. TSR calculated up until 31 December 2016. ‘Peer Composite’ comprises Havas, IPG, Omnicom and Publicis, and from its date of listing in 2001; Dentsu. All data has been converted on a daily basis into GBP. It is assumed that an investment is made on a market-cap weighted basis across all companies, redistributed at the end of each day.

[1]	TSR calculated using an averaging period of one month (one-year TSR) or six months (longer-term TSR) in common currency.

How much the Executive Directors earned in 2016 (£000)

How we will implement our proposed compensation policy in 2017

	Policy		Implementation[1]
		2017	Sir Martin Sorrell	Paul Richardson[2]
Base salary	24-month review period	No change	£1,150,000	$1,080,470
Pension	Pension is provided by way of contribution to a defined contribution arrangement, or a cash allowance, determined as a percentage of base salary	Reduction/ No change	30%	30%
Benefits	A fixed benefits allowance will be provided as an alternative to the provision of itemised benefits, to be used at the executive’s discretion	Reduction	£200,000	$85,000
Short-term incentives	• 70% financial and 30% individual strategic objectives • One-year performance • 60% cash, 40% deferred WPP shares (two years)	Reduction	Opportunity: 0% – 400% Target: 200%	Opportunity: 0% – 250% Target: 165%
Long-term incentives	• TSR, EPS and ROE • Five-year performance • 100% WPP shares	Reduction	Opportunity: 0% – 600%	Opportunity: 0% – 300%
[1]	Opportunity and target expressed as a percentage of base salary.
[2]

Paul Richardson’s base salary figure is denominated in US dollars other than his fee for directorship of WPP plc which amounts to £100,000. Any sterling amounts have been converted into US dollar at an exchange rate of $1.3547 to £1.

Compensation Committee Report

Statement of share owner voting

In 2016, a significant number of share owners voted against the Implementation Report of the Compensation Committee. The committee understands that the majority of share owners voting against the Implementation Report did so because of the level of the 2015 single figure of the Executive Directors, which was driven largely by the maturity of a legacy five-year long-term incentive plan award under LEAP. The 2011 LEAP award vested in full, reflecting very strong relative TSR performance and an almost doubling of the Company share price over the five-year investment and performance period. The committee is content that LEAP has performed as intended and in the manner approved by share owners when the plan was implemented and when the last compensation policy was approved.

The committee would also like to remind share owners that the LEAP program was replaced in 2013 with a new long-term incentive plan, but that the first five-year awards under this plan will not vest until 2018.

	Votes for		Votes against		Votes cast	Votes withheld
Resolution	Number	%	Number	%	Number	Number
To approve the Implementation report of the Compensation Committee	649,465,421	66.55	326,385,527	33.45	975,850,948	11,128,256

Directors Compensation

For the fiscal year ended 31 December 2016 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £62.0 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.8 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive Directors’ total compensation received

Single total figure of compensation

		Base salary	Benefits[3]	DEPs[4]	Pension	Short-term incentives[5]	Long-term incentives[6]	Total annual compensation
		£000	£000	£000	£000	£000	£000	£000
Sir Martin Sorrell[1]	2016	1,150	228	1,758	460	2,992	41,560	48,148
	2015	1,150	193	1,545	460	4,278	62,783	70,409
Paul Richardson[1,2]	2016	798	62	—	240	1,517	6,698	9,315
	2015	718	67	—	216	1,648	8,859	11,508
[1]	Any US dollar amounts received in 2016 have been converted into sterling at an exchange rate of $1.3547 to £1.
[2]

Paul Richardson’s base salary figure is denominated in US dollars other than his fee for directorship of WPP plc which amounts to £100,000 which, per above, has been converted at an exchange rate of $1.3547 to £1. There has been no change in base salary over 2015 and the difference between the 2015 value is due to a change in exchange rates.

[3]

The benefits, and therefore total annual compensation, set out in the table above exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses were for Sir Martin £2,578 (£6,938 in 2015) and Paul Richardson £13,826 (£14,502 in 2015). Details of benefits are set out on page 44.

[4]

Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable during 2016 totalling £1,757,739 (£1,545,340 during 2015) in respect of the shares reflected in the UK and US Deferred Stock Units Awards Agreements, these agreements that now comprise the awards granted under the Capital Investment Plan in 1995.

[5]

This is the aggregate amount awarded for the 2016, and 2015, financial years’ performance. The awards are delivered equally in a deferred share bonus in the form of an ESA, which vests two years from the date of grant subject to continued employment, and cash.

[6]	This is the value of the 2012, and 2011, LEAP awards which vested in 2017, and 2016, following the end of the five-year performance period on 31 December 2016, and 31 December 2015, respectively.

Fixed elements of compensation

Base salary

	Effective date	Contractual salary 000	Base salary received in 2016 000
Sir Martin Sorrell	1 January 2013	£1,150	£1,150
Paul Richardson	1 July 2013	$945 and £100	$1,080[1]
[1]	The WPP directorship fee for Paul Richardson has been converted into US dollars at a rate of $1.3547 to £1.

Each Executive Director receives a fee of £100,000 for their directorship of WPP plc, included in the base salary figure above. The base salary for the Executive Directors is reviewed, but not necessarily changed, every 24 months. There have been no changes in base salary for the Executive Directors since 2013.

Benefits, dividend equivalent payments and pension

	2016 Benefits £000	2016 DEPs £000
Sir Martin Sorrell[1]	228	1,758
Paul Richardson[1]	62	—

The benefits shown are those provided to the Executive Directors that are deemed taxable in the UK, or those that would be taxable if Paul Richardson were resident in the UK. The value of benefits received that are detailed in the numbers above include car and/or car allowance, healthcare, life assurance, long-term disability allowance and a per diem housing allowance paid when the executive uses their own accommodation when travelling outside of their home country. The benefits set out exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax.

The table above also includes share owner-approved dividend equivalent payments of £1,757,739 (£1,545,340 during 2015) which are due on certain of Sir Martin Sorrell’s deferred share awards. The following table provides a breakdown of the key taxable benefits for 2016:

	Car benefits £000	Healthcare £000	Accommodation allowance £000	Other expenses £000
Sir Martin Sorrell[1]	37	68	86	37
Paul Richardson[1]	27	15	19	1
[1]

The benefits set out above exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses were for Sir Martin £2,578 and Paul Richardson £13,826.

	Contractual pension (% of base salary)	2016 Pension £000
Sir Martin Sorrell	40%	460
Paul Richardson	30%	240

All pension benefits for the Executive Directors are provided on either a defined contribution or a cash allowance basis. Only base salary is pensionable. No changes have been made to pension contribution rates in the last year, but Sir Martin Sorrell’s contractual pension as a percentage of base salary will reduce to 30% in July 2017 subject to policy approval at the upcoming AGM.

Variable elements of pay

Short-term incentive

This section summarises the Compensation Committee’s assessment of the Executive Directors’ performance during 2016 under the short-term incentive plan.

2016 short-term incentive plan outcome (percentages expressed relative to base salary)

	Actual short-term incentive received	Attributed to financial objectives	Attributed to personal objectives	Total 2016 short-term incentives £000
Sir Martin Sorrell	260%	160%	100%	2,992
Paul Richardson	190%	140%	50%	1,517

In respect of the 2016 short-term incentive awards, half will be delivered in the form of shares as an ESA with a two-year deferral requirement. ESAs are subject to malus provisions. The cash bonuses are subject to clawback provisions.

Performance against financial objectives (70% of the award)

Performance against all financial objectives is calculated on a pro forma (‘like-for-like’) basis other than net sales margin that is calculated on a constant currency basis. The key financial short-term incentive plan objectives for all the Executive Directors are consistent with 2015 and provide a robust basis for assessing financial achievement.

2016 was another record year with the Company producing strong net sales and profit growth whilst margins performance was robust. The achievements against our stretching targets are illustrated below and demonstrates out-performance against the profit and net sales targets and a slight under-performance against the very ambitious margin improvement target.

Group performance (CEO and CFO)

Performance against individual strategic objectives (30% of the award)

Executive Director	Personal measure 2016	Clarification of measures	Maximum potential (% of base salary)	Award received (% of maximum)
Sir Martin Sorrell	Leadership planning	Actively managing the process of strengthening the Group’s senior leadership teams through internal development, promotions, transfers and external hires.	131%	77%
	Strategic planning & execution	Key focus areas include maintaining creative excellence; driving strategy in the digital, data, analytics and new markets; improving the effectiveness of the WPP horizontality approach to enhance client service delivery.
Paul Richardson	Working capital management	Improving year-on-year rolling average net working capital as a percentage of the annual revenue trend.	90%	55%
	WPP IT transformation	Implementing a transformational program of outsourcing IT services to produce enhanced service and cost savings in future years.
	Financial control	Demonstrating measures taken to improve operating company balance sheet control and management.

2016 short-term incentive plan awards

Based on the performance set out above, the short-term incentive award for each executive was:

	Base salary 000		Target bonus % of base salary	Maximum bonus % of base salary	2016 award % against target/ maximum	Total 2016 short- term incentive award 000
Sir Martin Sorrell	£1,150		217.5%	435%	120%/60%	£2,992
Paul Richardson	$1,080	[1]	200%	300%	95%/63%	$2,056
[1]	The fee for Paul Richardson has been converted into US dollars at a rate of $1.3547 to £1.

As noted above, 50% of the 2016 bonus is delivered in the form of WPP shares as an ESA. These shares are granted post determination of the annual bonus achievement and will vest, subject to continued employment, two years later.

Short-term incentive weightings and measures for 2017

The committee has reviewed the performance objectives and weightings for 2017 to ensure continued alignment with Company strategy. The weighting of financial objectives (70%) and individual strategic objectives (30%) will remain unchanged as will the Group financial measures of headline PBT growth, net sales margin improvement and net sales growth.

The committee is of the view that the targets for the Short-term Incentive Plan (STIP) are commercially sensitive and it would be detrimental to the Company to disclose them in advance of or during the relevant performance period. To the extent targets are no longer commercially sensitive they will be disclosed at the end of the relevant performance period in that year’s Annual Report.

Long-term incentives

2012 – 2016 LEAP III awards vesting

The 2012 awards were the final awards granted under LEAP III, the long-term incentive plan which in 2013 was replaced by the EPSP. Vesting of LEAP awards was solely dependent on WPP’s relative TSR performance measured in common currency, against a custom group of WPP’s comparators (Aegis, Arbitron, Dentsu, GfK, Havas, Interpublic, Ipsos, Omnicom, Nielsen and Publicis), weighted by their respective market capitalisation.

Over the five-year investment and performance period, WPP out-performed 95% of the weighted peer group including both Omnicom and Publicis, WPP’s largest and most comparable multi-line competitors. Over the period, WPP delivered TSR of 210% which means that a shareholding of £100 at the start of the period would be worth £310 at the end, including reinvested dividends. The underlying financial and operational performance was also strong over the five-year period, consistent with the TSR outcome.

Aegis and Arbitron, two of the comparator companies, were taken over during the investment and performance period by Dentsu and Nielsen, respectively. In line with the guidelines previously established by the committee, the two companies were removed from the comparator group as neither company was listed for more than 40% of the investment and performance period.

WPP’s TSR performance relative to the comparator group resulted in a match of 500%, equating to the maximum award.

	Number of shares vesting	Share price on vesting	Value of match at grant price of £8.5975/$69.2492 000	Value added due to dividends 000	Value added due to share price appreciation 000	2016 Long-term incentives 000
Sir Martin Sorrell	2,406,380	£17.2708	£18,529	£4,339	£18,692	£41,560
Paul Richardson[1]	86,690	$104.6617	$5,373	$953	$2,747	$9,073
[1]	Paul Richardson’s 2012 LEAP award were granted in respect of ADRs.

2016 EPSP awards granted

In 2016, the Executive Directors, along with a select number of senior executives within the Group, were granted awards under the EPSP. The 2016 awards are subject to three equally-weighted independent performance conditions, being relative TSR, EPS and ROE. Performance is measured over the five financial years starting in 2016 as follows:

Measure	Total Shareholder Return (TSR)	Earnings Per Share (EPS)	Return On Equity (ROE)
Weight	One-third	One-third	One-third
Nature	Relative to peers	WPP growth	WPP absolute
Performance zone (threshold to maximum)	Median to upper decile	7% – 14% compound annual growth	15% – 18% annual average[1]
Payout		Below threshold: 0% of element vests Threshold: 20%[2] of element vests Maximum of above: 100% of element vests Straight-line vesting between threshold and maximum
Performance period		Five-years ending on 31 December 2020
[1]	The ROE measure for EPSP awards issued in 2013 and 2014 was a 10% to 14% average return.
[2]	The Threshold level is proposed to move to 15% from 2017.

As in previous years, WPP’s TSR performance is compared to companies representing our most relevant, listed global competitors, weighted by market capitalisation. In 2016, the comparator group comprised Dentsu, GfK, Havas, Interpublic, Ipsos, Nielsen, Omnicom and Publicis. TSR performance is calculated on a market capitalisation-weighted basis in both common and local currency (weighted equally). Using a dual basis ensures that the interests of both local and international investors are reflected in the performance measures.

The following interests were awarded on 28 November 2016 at the preceding five-day average share price of £17.052 (ordinary shares) or $105.93092 (ADRs).

	Basis and level of award (% of salary)	Award over	Number of interests awarded	Face value at date of grant 000
Sir Martin Sorrell	974%[1]	Ordinary Shares	656,873	£11,201
Paul Richardson	400%[1]	ADRs	41,536	$4,400
[1]	The basis level of award is proposed to be reduced as set out in the new Directors’ Compensation Policy.

EPSP measures and targets for 2017-2021

The committee have reviewed both the measures and the targets as part of the review of the Directors’ Compensation Policy that is being submitted to share owners for approval. The committee judge that the balance of measures remains appropriate and aligned to the Company’s business objectives and that the targets remain challenging and in line with financial forecasts.

Aligning pay and performance

As set out in the Directors’ Compensation Policy, the committee’s objective is to align variable compensation with the key strategic priorities of WPP, maximising the dynamic between pay and performance.

This dynamic is contingent upon the committee setting challenging targets each year. The following graph and table demonstrate the relationship between pay and performance over the last eight years for the Group chief executive.

[1]

Growth in the value of a hypothetical £100 holding of WPP ordinary shares over eight years against an equivalent holding in the FTSE 100 (the broad market equity index of which WPP is a constituent) based on one-month average of trading day values. Source: DataStream.

[2]	Calculated using the single figure methodology.
[3]	TSR calculated using a one-month trading day average, consistent with the data shown in the graph.
[4]	TSR calculated using a six-month averaging period, consistent with the calculation methodology under LEAP/EPSP.
[5]	The CEO total compensation figure has been restated to exclude the disclosable value of expenses related directly to attendance at Board meetings as per the single figure table on page 43.

Relative importance of spend on pay

The following table sets out the percentage change in total staff costs, headcount, dividends and share buy-backs.

	2016	2015	% change
Total staff costs	£7,784.9m	£6,652.6m	17.02%
Headcount – average over the year	132,657	124,930	6.19%
Dividends and share buy-backs	£1,043.9m	£1,133.4m	-7.90%

Relative change in pay for the Group chief executive

The following table summarises the change in the Group chief executive’s base salary, taxable benefits and annual bonus, compared to that of full-time employees within the Group. The higher level of taxable benefits of the chief executive officer is due to the increased cost of insured benefits. The cost of UK taxable benefits have reduced due to more effective and efficient management of benefit provision. The benefits received by employees has remained constant.

	Base salary[1]	Taxable benefits[1,2]	Annual bonus[1]
Group chief executive	No change	18.1%	-30.1%
All employees	1.5%	-6.6%	-11.7%

[1]

The all employees numbers for the change in base salary, taxable benefits and annual bonus have been calculated based on the annual average amount received. The annual bonus data for the Group chief executive uses the short-term incentive figures set out on page 43.

[2]

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

Non-executive directors’ total compensation received

The single total figure of compensation table below details fee payments received by the non-executive directors while they held a position on the Board. During both 2015 and 2016, the Company met the cost (including national insurance and income tax, where relevant) of expenses incurred by the non-executive directors in performing their duties of office, in accordance with the policy set out on page 62.

In 2016, the disclosable value of the expenses that would be chargeable to UK income tax totalled £98,407 (including £32,314 of national insurance and income tax, where relevant).

	Fees £000
	2016	2015
Roberto Quarta[1]	475	305
Roger Agnelli[2]	23	114
Jacques Aigrain	130	121
Charlene Begley	100	100
Tarek Farahat[3]	13	—
Sir John Hood	110	110
Ruigang Li	80	96
Daniela Riccardi	80	88
Nicole Seligman	85	86
Hugo Shong	80	112
Timothy Shriver	90	106
Sally Susman	80	80
Sol Trujillo	90	106

[1]	The 2015 fee reflects fees for the part-year Roberto Quarta served as chairman of the WPP Board.
[2]	Roger Agnelli tragically died on 19 March 2016.
[3]	Tarek Farahat was appointed to the WPP Board on 11 October 2016.

Past directors

During 2016, payments were made to past directors who continued to provide advisory services to the Company. A payment of £59,054 was made to John Quelch in respect of educational presentations he gave to companies within the WPP Group. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enables the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector.

Outstanding share-based awards

ESAs held by Executive Directors

All Executive Share Awards granted under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. The table does not include the 2016 ESAs as these will not be granted until after publication of the Annual Report. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of Shares/ADRs granted[2]	Face value on grant date[3] 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2013 ESA	27.05.14	£12.8850	159,691	£2,058	9,311	169,002	06.03.16	£15.4962	£2,619
	2014 ESA	27.05.15	£15.8350	113,347	£1,795	—	—	06.03.17	—	—
	2015 ESA	07.06.16	£15.9850	133,817	£2,139	—	—	06.03.18	—	—
Paul Richardson[1]	2013 ESA	27.05.14	$108.1000	12,970	$1,402	747	13,717	06.03.16	$110.2500	$1,512
	2014 ESA	27.05.15	$121.7200	9,817	$1,195	—	—	06.03.17	—	—
	2015 ESA	07.06.16	$116.2700	10,837	$1,260	—	—	06.03.18	—	—
[1]	Paul Richardson’s ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the five trading days preceding the date of grant (as set out in the table).

Long-term incentive plans – Leadership Equity Acquisition Plans

The following table summarises the awards outstanding under LEAP III. The last award under this plan vested on 7 March 2017, details can be found on pages 46 to 47.

Name	Award date		Investment and performance period	Number of investment shares/ ADRs	Share/ ADR price on grant date	Maximum number of matching units at 1 Jan 2016[2]	During 2016			Maximum number of matching units at 31 Dec 2016	Share/ ADR price on vesting	Value on vest/ deferral date 000
							Granted/ (Lapsed units )	Additional dividend shares	Vested or deferred shares
Sir Martin Sorrell
	07.12.11		01.01.11-31.12.15	711,159	£6.6475	3,555,795	(0)	426,810	3,982,605	—	£15.7644	£62,783
	10.12.12		01.01.12-31.12.16	431,034	£8.5975	2,155,170	—	—	—	2,155,170	—	—
Paul Richardson
	07.12.11		01.01.11-31.12.15	100,344	£6.6475	501,720	(0)	60,220	561,940	—	£15.7644	£8,859
	10.12.12	[1]	01.01.12-31.12.16	15,517	$69.2500	77,585	—	—	—	77,585	—	—

[1]	Paul Richardson’s 2012 LEAP award was granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.

Long-term incentive plans – Executive Performance Share Plan

The following table summarises all of the awards outstanding under the Executive Performance Share Plan.

	Grant date	Performance period	Maximum number of nil cost options over shares/ADRs awarded[2]	Share/ ADR price on grant date	During 2016
					Nil cost options vested/ (lapsed)	Additional dividend shares	Nil cost options exercised or deferred	Maximum number of nil cost options over shares/ADRs at 31 Dec 2016
Sir Martin Sorrell	28.06.13	01.01.13-31.12.17	1,032,540	£10.8480	—	—	—	1,032,540
	04.06.14	01.01.14-31.12.18	867,756	£12.9080	—	—	—	867,756
	09.06.15	01.01.15-31.12.19	738,267	£15.1720	—	—	—	738,267
	28.11.16	01.01.16-31.12.20	656,873	£17.0520	—	—	—	656,873
Paul Richardson[1]	28.06.13	01.01.13-31.12.17	52,026	$83.4186	—	—	—	52,026
	04.06.14	01.01.14-31.12.18	40,927	$107.9960	—	—	—	40,927
	09.06.15	01.01.15-31.12.19	37,970	$115.8800	—	—	—	37,970
	28.11.16	01.01.16-31.12.20	41,536	$105.9309	—	—	—	41,536

[1]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.

Full details of the 2016 EPSP award, including performance measures and targets, can be found on pages 47 to 48.

Implementation of reward policy for management outside the Board

As noted on pages 57 to 59, the Company uses share-based compensation programs across the Company to incentivise and retain employees, recruit new talent and to encourage a strong ownership culture among employees. The use of the core share plans in 2016 is described below.

The Restricted Stock Plan (RSP)

The WPP Leaders, Partners and High Potential program made awards to about 1,700 of our key executives in 2016. Awards will vest three years after grant, provided the participant is still employed within the Group. In addition, senior executives have part of their annual bonus paid in the form of executive or performance share awards that vest two years after grant. The Executive Directors do not participate in any other aspect of the RSP except for the deferred share bonus award. All awards granted under the RSP are subject to malus and clawback conditions.

WPP Share Option Plan 2015

During 2016, the WPP Share Option Plan 2015 was used to make awards to over 48,000 employees. By 31 December 2016, options under this plan, and its predecessor the Worldwide Ownership Plan, had been granted to approximately 157,000 employees over 78 million shares since March 1997.

During 2016, approximately 15,000 WPP employees who had received awards under the Worldwide Ownership Plan, took advantage of the strong share price and exercised their options.

While the Share Option Plan provides the authority to make executive option awards, in addition to all-employee awards, no awards were granted in 2016. The Executive Directors do not participate in this plan.

Share incentive dilution for 2006 to 2016

The share incentive dilution level, measured on a 10-year rolling basis, was at 3.0% at 31 December 2016 (2015: 2.9%). It is intended that awards under all plans, other than share options, will all be satisfied with purchased shares held either in the Employee Share Ownership Plans (ESOPs) or in treasury. ESOPs are discussed in note 26 to the consolidated financial statements.

Directors’ Compensation Policy

The Compensation Committee presents the proposed Directors’ Compensation Policy for 2017-2019. It is the intention of the committee that this policy will be maintained for three years from approval, assuming no changes are required. The committee believes that this policy continues to align with the Company’s mission statement and business objectives as well as being competitive for current and successor Executive Directors.

Proposed policy changes

The 2017 policy that is being presented to share owners for approval has been drafted to take into account the views of our share owners that have been received over the last policy period. The key changes from the 2014 policy, which are described on pages 39 and 40, can be summarised as follows:

•

The maximum annual bonus opportunity of the Group chief executive is reduced to 400% and for the Group chief financial officer to 250%. A minimum of 40% of the achieved bonus will be delivered in deferred shares (ESA).

•

The maximum annual EPSP opportunity of the Group chief executive is being reduced to 600% of base salary and for the Group chief financial officer to 300% of base salary. The EPSP plan will continue to operate over a five-year performance period and the performance measures of TSR, EPS and ROE remain unchanged.

•	The threshold vesting level of the EPSP award is being reduced to 15%.

•	The maximum level of annual pension contribution for the Group chief executive is being reduced to 30% of base salary.

•

The Executive Directors will be provided with a non-itemised fixed benefits allowance to enable them to procure benefits to enable them to undertake their role and ensure their security and wellbeing. The benefits allowance for the Group chief executive will be £200,000 and for the Group chief financial officer $85,000 per annum.

•	The maximum incentive award, the combination of short- and long-term incentives, for a new appointee to the Board, is being reduced to 8 times base salary.

•

The maximum pension contribution for a new appointee to the Board is being reduced to 25% of base salary. This amount may be delivered by either a contribution towards a defined contribution retirement plan or by way of a cash retirement allowance.

The above proposed changes to policy will be effective 1 January 2017, except for the pension contribution which will be effective 1 July 2017. The impact of these changes is demonstrated in the pay scenario charts on page 60.

WPP’s compensation philosophy

Our mission statement and our six business objectives shape our compensation philosophy. Broadly, our Directors’ Compensation Policy is determined by three long-standing guiding principles:

•	performance-driven reward;

•	competitiveness; and

•	alignment with share owner interests.

Specifically, our six business objectives (as set out on pages 15 and 16) are reflected in the design of our compensation plans as set out below:

WPP’s six business objectives		Alignment with compensation structure
1	Continue to improve net sales margins	Short-term incentive measure for the Group chief executive and Group chief financial officer
2	Increase flexibility in the cost structure	Short-term incentive measure for the Group chief financial officer
3	Use free cash flow to enhance share owner value and improve return on capital employed	TSR, EPS growth and average ROE are long-term incentive measures for the Executive Directors
4	Continue to develop the value added by the parent company	Short-term incentive measures (parent company-led efficiency projects) for the Group chief executive and Group chief financial officer
5	Emphasise revenue and net sales growth more as margins improve	Short-term incentive measures for the Group chief executive and Group chief financial officer
6	Improve still further the creative capabilities and reputation of all our businesses	Short-term incentive measure for the Group chief executive

The Directors’ Compensation Policy is designed to attract and retain best-in-class talent. The policy looks to incentivise directors to develop the skills of the Group’s employees in order to consistently exceed our clients’ expectations, driving and rewarding sustainable and exceptional performance, thereby producing long-term value for share owners. In applying this policy, the committee takes into account the pay and conditions elsewhere in the Group, which in turn are informed by general market conditions and internal factors such as the performance of the Group or relevant business unit.

Considerations taken into account when setting our Directors’ Compensation Policy

Employment conditions at WPP

When reviewing changes to the compensation levels for the directors, the committee considers any changes in light of increases awarded across the Group over a relevant period of time, in conjunction with the other factors set out in the policy table. Due to the global nature of the business and the distribution of our 132,657 employees over 112 countries, it was not practical to consult them when drawing up our new policy.

Share owner views

During 2016, the main focus from WPP share owners as well as the media more generally was on executive compensation. WPP has worked diligently to listen to all views and create a policy that is both acceptable for share owners as well as attractive and retentive for Executive Directors.

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

Directors’ Compensation Policy table – Executive Directors

The following table sets out details of the proposed compensation elements for WPP’s Executive Directors.

Component and purpose	Operation	Performance	Maximum annual opportunity
Fixed elements of compensation
Base salary To maintain package competitiveness and reflect skills and experience.

Base salary levels are reviewed every two years or following a significant change in the scope of a role. The base salary number includes a director fee of £100,000.

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

Under normal circumstances base salary will increase by no more than the local rate of inflation over the period since last review.

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
Short-term incentives (details of how performance measures and targets are set are included in the notes to this table on pages 57 to 59)

Cash bonus,

ESA

To drive the achievement

of business priorities for

the financial year and to motivate, retain and reward executives over the short and medium term, while maximising alignment with share owner interests.

Overview

The committee may invite executives to participate in the STIP under which a bonus can be made subject to performance measured over the financial year. Bonus opportunity is determined as a percentage of salary.

Performance measures and targets are reviewed and set annually to ensure continuing strategic alignment. Achievement levels are determined following year-end by the committee, based on performance against targets.

Executive Directors’ bonuses are delivered in the form of a cash award and a deferred share award (ESA), the latter constituting at least 40% of the total bonus achieved. The ESA will vest after a minimum of two years subject to continued employment, together with additional shares in respect of accrued dividends.

Judgement

The committee will use its judgement to set the performance measures and targets annually.

Malus provisions (ESA)

The committee has the ability to reduce any unvested ESA in certain situations, including when fraud or a material misstatement has affected the level of any performance-related compensation.

Clawback provisions

The committee has the ability to clawback cash bonus, earned in respect of the performance year 2016 or after, in the three years post payment in certain situations, including when fraud, breach of fiduciary duty or a material misstatement has affected the level of any performance-related compensation.

70% subject to financial performance, either at a Group and/or divisional level depending on the role.

30% subject to individual objectives linked to the strategy of WPP or the relevant business area.

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

Group chief executive: 400% of base salary.

Other Executive Directors: 250% of base salary.

The value of any accrued dividends will vary depending on the size of the ESA awarded, dividends declared and share price over the deferral period.

			Threshold	Target (as percentage of maximum)

		Sir Martin Sorrell	0%	50%

		Other Executive Directors	0%	66%

Component and purpose	Operation	Performance	Maximum annual opportunity
Long-term incentives (details of how performance measures and targets are set are included in the notes to this table on pages 57 to 59)
EPSP To incentivise long-term performance and to focus on long-term retention and strategic priorities, while maximising alignment with share owner interests.

Overview

Executives may receive an annual conditional award expressed as a percentage of base salary. Executives may also receive an award in respect of the number of reinvested dividends proportionate to the amount of the award vesting, the dividends declared during the performance period and the share price at the time the dividend is declared. Awards will vest subject to performance, measured over a period of five consecutive financial years.

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

Malus provisions

The committee has the ability to reduce any unvested EPSP award in certain situations, including when fraud or a material misstatement has affected the level of any performance-related compensation.

Clawback provisions

The committee has the ability to clawback the amount net of tax received by an executive from the proceeds of the vesting of an award granted in 2016 or later years, in the three years post payment, in certain situations, including when fraud, breach of fiduciary duty or a material misstatement has affected the level of any performance-related compensation.

One-third relative TSR.

One-third headline EPS growth.

One-third average ROE.

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

EPS is defined as WPP’s headline diluted earnings per share. The EPS performance is calculated by taking the aggregate EPS over the performance period and calculating the compound annual growth from the financial year preceding the start of the period.

ROE is calculated as headline diluted EPS divided by the average balance sheet per share value of share owners’ equity during the year.

Vesting schedule

Awards will vest from 15% for threshold performance and 100% for maximum performance.

Conditional awards:

Plan maximum: 9.75 times base salary.

Group chief executive: 6 times base salary.

Other Executive Directors: 3 times base salary.

The value of accrued dividends will vary depending on the level of vesting, dividends declared and share price over the performance period.

Component and purpose	Operation	Performance	Maximum annual opportunity
Other items of compensation
DEPs on the DSUs To ensure that Sir Martin Sorrell receives an amount equal to the dividends that would be payable if he had taken receipt of and retained the shares underlying the DSUs.

The Company has previously received share owner approval to allow Sir Martin Sorrell to defer receipt of the DSUs. The Company makes a cash payment to Sir Martin Sorrell of an amount equal to the dividends that would have been due on the shares comprising the DSUs.

This benefit will cease in November 2017.

		No longer subject to a performance requirement as this was assessed at the point of vesting in 1999.	The value of any accrued dividends will vary depending on the dividends declared during the deferral period.
Benefits Provide a fixed and non-itemised allowance, to enable the executive to procure benefits to enable them to undertake their role and ensure their wellbeing and security.

The fixed allowance will be reviewed periodically by the committee and any changes will be effective for the next fiscal year. The allowance is set with regard to the individual concerned and the role they undertake.

Should the executive be required to relocate to a different country, a relocation benefit may be provided in addition to the allowance depending on the prevailing circumstances.

		Not applicable.	Fixed benefit allowances are as follows: Group chief executive: £200,000 Group chief financial officer: $85,000
Pension To enable provision for retirement benefits.	Pension is provided by way of contribution to a defined contribution retirement arrangement, or a cash allowance, determined as a percentage of base salary.	Not applicable.	Group chief executive: 30% of base salary. Group chief financial officer: 30% of base salary. New Executive Director appointee to the Board: 25% of base salary.

Notes to the policy table

Plan rules

Copies of the various plan rules are available for inspection at the Company’s registered office and head office. The Directors’ Compensation Policy table for Executive Directors provides a summary of the key provisions relating to their ongoing operation.

The committee has the authority to ensure that any awards being granted, vested or lapsed are treated in accordance with the plan rules, which are more extensive than the summary set out in the table.

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

Compensation packages for these individuals are normally reviewed every 18-24 months. As is the case for Executive Directors, the WPP Group pay policy ensures a clear and direct link between the performance of the Group or relevant operating company and compensation. Substantial use of performance-driven compensation not only ensures the continued alignment of the interests of share owners and senior individuals within the Group, but also enables the Group to attract, retain and motivate the talented people upon whom our success depends.

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

Across the workforce more broadly, many employees participate in bonus and commission plans based on the performance of their employing company. Where locally competitive, employees are provided with company-sponsored pension plans and life assurance plans and a range of other benefits. In addition to these compensation elements, the Company also uses share-based compensation across the workforce to incentivise, retain and recruit talent, which encourages a strong ownership culture among employees. The main share plans are described below.

Restricted Stock Plan

The RSP is used to satisfy awards under the short-term incentive plans (including ESAs) as well as to grant awards to management under the WPP Leaders, Partners and High Potential program. In this program, awards are made to participants that vest three years after grant, provided the participant is still employed within the Group.

Executive Directors, and other senior management employees, receive part of their annual bonus entitlement as a deferred share award (ESA) under the RSP. Executive Directors are ineligible to participate in any other aspect of the management share award program.

Share Option Plan 2015

The WPP plc Share Option Plan 2015 is an all-employee plan that makes annual grants of stock options to employees with two years of service who work in wholly-owned subsidiaries. This plan replaced the legacy Worldwide Ownership Plan.

The WPP plc Share Option Plan 2015 has the capability to make grants of executive share options in order to attract or retain key talent. Such awards are made infrequently. There were no grants of executive share options in 2016 or 2015. The Executive Directors do not participate in this plan.

How do these pay policies affect potential compensation packages?

These graphs seek to demonstrate how pay varies with performance. The graphs are reflective of the pay policy that is being presented for approval at the 2017 AGM.

[1]	DEP’s are dividend equivalent payments applicable to Sir Martin Sorrell only. Details of the payments are set out on page 61.

The graphs are informed by three performance scenarios and these, along with the assumptions used, are summarised below.

Fixed elements	Consists of base salary, benefits (including DEPs where indicated) and pension
	Base salary reflects current levels (FY2017)
	The DEPs are consistent with the single figure table for FY2016. Benefits reflect the fixed benefits allowances under the proposed policy
	Pension reflects contributions under the proposed policy
	£000[2]	Base salary	Benefits (inc. DEPs)	Pension	Total fixed

	Sir Martin Sorrell	1,150	1,958[1]	30%	3,453

	Paul Richardson	798	63	30%	1,100

Short-term incentives	On-plan scenario assumes target bonus is paid
	Maximum scenario assumes the full bonus is paid
	% of salary	Below threshold	On-plan		Maximum

	Sir Martin Sorrell	0%	200%		400%

	Paul Richardson	0%	165%		250%

Long-term incentives	On-plan scenario assumes threshold vesting of an award at the proposed policy level
	Maximum scenario assumes full vesting of an award at the proposed policy level
	% of salary	Below threshold	On-plan		Maximum

	Sir Martin Sorrell	0%	90%		600%

	Paul Richardson	0%	45%		300%

[1]	The DEP component of the benefits number, £1,757,739, will cease in November 2017.
[2]	Any US dollar amounts have been converted into sterling at an exchange rate of $1.3547 to £1.

Other Executive Director policies

Legacy share awards and obligations

Under the Directors’ Compensation Policy, Sir Martin Sorrell’s deferred awards will be paid in accordance with the terms agreed at the time and set out in previous Compensation Committee reports. The key terms of Sir Martin’s deferred awards are summarised below.

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

The Company has also previously received share owner approval to allow Sir Martin Sorrell to defer receipt of the UK and the US Deferred Stock Units (DSUs). These are the awards that originally vested in 1999, having been granted in 1995 under the Capital Investment Plan. The UK DSU is an option that can be exercised at any time until November 2017. The US DSU will vest on the earlier of the end of Sir Martin’s employment with the Company, a change in control of the Company and 30 November 2017. In accordance with share owner approval, Sir Martin Sorrell receives cash dividend equivalent payments (DEPs) in respect of these deferred awards as noted in the policy table.

Share ownership guidelines

Executive Directors and other members of the senior management team are subject to share ownership guidelines which seek to reinforce the WPP principle of alignment of management’s interests with those of share owners.

The following levels of ownership are required to be achieved by the Executive Directors (unchanged for 2017):

% of base salary
Group chief executive	600%
Group chief financial officer	300%
Minimum for any other new executive appointed to the Board	200%

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

Directors’ Compensation Policy table – chairman and non-executive directors

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

An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and share owner-approved limit in the Articles of Association.
Additional fees To reflect the additional time required in any additional duties for the Company.

Non-executive directors are eligible to receive additional fees in respect of serving as:

•  Senior independent director

•  Chairman of a Board Committee

•  Member of a Board Committee

•  Consultancy fees in respect of other work that falls outside the remit of their role for the Company.

An overall cap on all non-executive fees, excluding consultancy fees, will apply consistent with the prevailing and share owner-approved limit in the Articles of Association.

Consultancy fees will be set on a discretionary basis, taking account of the nature of the role and time required.

Benefits and allowances To enable the chairman and non-executive directors to undertake their roles.

The Company will reimburse the chairman and non-executive directors for all reasonable and properly documented expenses incurred in performing their duties of office.

The Company may provide additional allowances to facilitate the operation of the Board such as a travel allowances for attendance at international meetings.

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

During 2016, the Board met eight times formally (six scheduled meetings and two meetings held at short notice) and held 16 committee meetings throughout the year.

Attendance of directors at meetings	Board	Audit Committee	Compensation Committee	Nomination and Governance Committee
Roberto Quarta (Chairman)	8	4	5	4
Sir Martin Sorrell	8	—	—	—
Paul Richardson	8	7	—	—
Roger Agnelli[1]	1	2	—	—
Jacques Aigrain	7	7	5	—
Charlene Begley	8	7	—	3
Tarek Farahat[2]	2	—	—	—
Ruigang Li	6	—	—	3
Nicole Seligman	8	7	5	4
Daniela Riccardi	6	—	—	4
Hugo Shong	7	—	—	4
Sir John Hood	7	—	5	—
Tim Shriver	8	—	5	—
Sally Susman	8	—	—	4
Sol Trujillo	8	7	—	—

[1]	Roger Agnelli tragically died on 19 March 2016.
[2]	Tarek Farahat was appointed on 11 October 2016.
[3]	All of the directors attended the scheduled meetings of the Board in the year during their tenure with the exception of Jacques Aigrain and Ruigang Li who each missed one meeting.
[4]

Two unscheduled meetings of the Board took place which were attended by all the directors eligible to attend, except Hugo Shong, Sir John Hood and Ruigang Li who sent apologies for one unscheduled meeting and Daniela Riccardi who sent apologies for both unscheduled meetings owing to prior commitments.

The role of the chairman

The Board is chaired by Roberto Quarta, who chairs the Nomination and Governance Committee and is a member of the Compensation Committee and attended all meetings of the Audit Committee at the invitation of its chairman. The chairman provides the leadership of the Board and is the main point of contact between the Board and the CEO. The chairman represents the Board in discussions with share owners and investor bodies, ensures that systems are in place to provide directors with timely and accurate information, represents the Company in external gatherings, and is also responsible for the Board governance principles. He has led the ongoing emphasis on management development and CEO and senior management succession planning.

The role of the senior independent director

The senior independent director is Nicole Seligman who is available to share owners and acts as a sounding board for the chairman and as an intermediary for the other directors with the chairman, when necessary. The senior independent director’s role includes responsibility for the chairman’s appraisal and succession and this year the Board evaluation process. Nicole Seligman was appointed to the Board in January 2014 and has served on the Compensation Committee. As the senior independent director, Ms Seligman customarily attends all Board committee meetings at the invitation of the chairmen of those committees.

Non-executive directors

The non-executive directors have a diverse range of skills, experience and backgrounds. As detailed in their biographies in item 6A, the non-executive directors work across the globe in media and advertising, investment banking and investment management, pharmaceuticals, logistics and bioenergy, FMCG, international management consulting, private equity and angel investing, business education, manufacturing, consumer products and retail management, internet start-ups, government and non-profit organisations. They provide constructive challenge and assistance to the Group chief executive in developing the Group’s strategy. All directors have access to the services of the Company Secretary and may take independent professional advice at the Company’s expense in conducting their duties. The Company provides insurance cover for its directors and officers.

The composition of the Board

The Board is composed of 14 directors. Two current members are Executive Directors and 12, including the chairman, are non-executive directors. Two non-executive directors will be retiring at the AGM in 2017, following which the Board will be composed of 12 directors. The independence of each non-executive director is assessed annually by the Board. The Board has confirmed that all of the non-executives standing for election and re-election at the 2017 AGM continue to demonstrate the characteristics of independence.

Succession: Board and committee membership

The following changes to the Board’s roles and composition took place during 2016 and early 2017:

•	Tarek Farahat was appointed to the Board on 11 October 2016 and joined the Audit Committee on 24 February 2017.

•	Charlene Begley and Tim Shriver announced that they will both be retiring from the Board at the AGM in 2017.

Time commitment

Letters of appointment for non-executive directors do not set out a fixed time commitment for Board attendance and duties but give an indication of the likely time required. It is anticipated that the time required by directors will fluctuate depending on the demands of the business and other events.

Development

On joining WPP, non-executive directors are given an induction which includes one-to-one meetings with management and the external auditors, briefings on the duties of directors of a Jersey company, the Share Dealing Code, WPP Code of Conduct and the UK Corporate Governance Code. The induction also covers the Board committees that a director will join. All directors are fully briefed on important developments in the various business activities which the Group carries out worldwide and regularly receive extensive information concerning the Group’s operations, finances, risk factors and its people, enabling them to fulfil their duties and obligations as directors. The directors are also frequently advised on regulatory and best practice requirements which affect the Group’s businesses on a global basis. One Board meeting a year is held in a location other than London or New York. In 2016, the Board met in Berlin, where it received briefings from all the heads of the Group’s European operations. In 2017, in India, the Board will review the Group’s Asia Pacific operations.

Evaluation

WPP undertakes an annual review of the Board, its committees and individual directors. The annual evaluation of the Board’s and all committees’ effectiveness was externally facilitated by Dr Tracy Long of Boardroom Review Limited in 2015 and the results of the evaluation considered in the 2015 Sustainability Report. The annual evaluation for 2016 has been conducted internally by Nicole Seligman, the senior independent director.

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

With only specific exceptions to ensure Board continuity, non-executive directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and US standards, which is nine years.

Diversity

WPP recognises the importance of diversity, including gender, at all levels of the Group as well as the Board.

WPP is committed to increasing diversity across its subsidiaries and supports the development and promotion of all talented individuals. As at 31 December 2016, women comprised 29% of the WPP Board and 33% of non-executive directors, 34% of directors and executive leaders in our operating companies, 48% of senior managers and 54% of total employees.

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

Fixed compensation

Base salary will be set taking into account a range of factors, including the profile and prior experience of the candidate, internal relativities, cost and external market data. If base salary is set at a lower initial level, contingent on individual performance, the committee retains the discretion to realign the base salary over a phased period of one to three years following appointment, which may result in an exceptional rate of annualised increase in excess of that set out in the policy table.

Other elements of fixed pay will be set in accordance with the policy table. A new appointment may require the committee to rely on the authorised discretion (as set out on page 57) to make payments related to relocation, for example, in order to facilitate the appointment.

Ongoing variable compensation

The committee will seek to pay only that level of reward necessary to recruit the exceptional talent needed to lead such a complex global group. The actual level of incentive offered will be dependent on the role and existing package of the candidate. The aggregate maximum face value for annual short- and long-term variable compensation will be 8 times base salary, which is materially lower than the current Group chief executive maximum level.

The committee retains the discretion to make awards on recruitment, within the policy limits, to provide an immediate alignment of interest with the interests of share owners.

Buy-out awards

The committee may consider buying-out compensation entitlements that the individual has had to forfeit by accepting the appointment. The structure and value of the awards will be informed by the structure and value of those entitlements being forfeited, and the performance targets, time horizon and vehicle will be set in an appropriate manner at the discretion of the committee. The intention of the committee is that any award will take the form of WPP shares and will be subject to performance as far as possible.

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

•	At the committee’s discretion, any payment in lieu of notice will be restricted to base salary, benefits and pension.

•

On termination, entitlements will lapse when classified as a bad leaver (defined within the incentive plans). Otherwise base salary, benefits and pension allowance are payable as per the notice period and the committee will have the power to make phased payments that would be reduced or stopped if alternative employment is taken up.

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

Except in respect of any remaining notice period, no aspect of any Executive Director’s fixed compensation is payable on termination of employment. Sir Martin Sorrell’s service contract contains an indemnity, subject to certain conditions relating to previously deferred awards, from WPP in respect of any US tax which is charged under section 280G as a result of a termination linked to a change in control of WPP. Further details are set out below.

Short- and long-term compensation elements

If the Executive Director is dismissed for cause, there is not an entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the table below summarises the relevant provisions from the directors’ service contracts (cash bonus) and the plan rules (RSP and EPSP), which apply in other leaver scenarios. As noted on page 57, the committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

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

Other pre-existing terms that apply to Sir Martin Sorrell

•

Sir Martin Sorrell’s deferred LEAP awards and his DSUs (as set out on page 61) will be paid out unconditionally on termination of employment. The performance requirements in respect of these awards have already been met, the awards have vested and are therefore no longer subject to any leaver provisions.

•

In the event any payments due to Sir Martin would be treated as ‘deferred compensation’ in accordance with US legislation and subject to section 409A requirements, those payments will be delayed. If those payments are delayed, an amount in respect of interest as a result of the delay will be due from the Company to Sir Martin.

•

In the event of a change of control of WPP, the Company has agreed to indemnify Sir Martin, with the prior approval of share owners, with respect to any related personal US tax liability under the provisions of section 280G. This indemnity is subject to certain limitations that exempt the Company from liability for any tax related to the share owner approved deferrals of certain awards. Based on the most recent review by the committee of the potential impact of this clause, it is unlikely that any 280G payment would be due from the Company based on an analysis, using standard assumptions. This was reviewed by independent counsel.

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

•	Settlement agreements: the committee is authorised to reach settlement agreements with departing executives, informed by the default position set out above.

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

Payments in exceptional circumstances

In truly unforeseen and exceptional circumstances, the committee retains the discretion to make emergency payments which might not otherwise be covered by this policy. The committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Directors’ Compensation Policy table. An example of such an exceptional circumstance could be the untimely death of a director, requiring another director to take on an interim role until a permanent replacement is found.

Governance in relation to compensation

Compensation Committee members
Attendance at 5 meetings in 2016
Sir John Hood (Chairman)	5
Jacques Aigrain	5
Roberto Quarta	5
Tim Shriver	5

During 2016, the Compensation Committee met five times on a formal basis, with additional informal meetings held as needed.

The committee members do not have any personal financial interest (other than as a share owner as disclosed on page 76) in the matters to be decided by the committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/wpp/about/howwebehave/governance/, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

External advisors

The committee retains Willis Towers Watson to act as independent advisors. Willis Towers Watson is engaged to provide advice to the Compensation Committee and to work with management on matters related to our compensation policy and practices. Willis Towers Watson is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. In light of this, and the level and nature of the service received, the committee remains satisfied that the advice is objective and independent.

Willis Towers Watson provides limited other services at a Group level, however some of the operating companies may engage advisors, including Willis Towers Watson, at a local level.

In 2016, Willis Towers Watson received fees of £220,968 in relation to the provision of advice to the committee. The committee receives external legal advice, where required, to assist it in carrying out its duties.

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

Details of non-executive directors’ compensation are provided in Item 6B.

Review of the Audit Committee

Audit Committee members and attendance during 2016
	Meetings eligible to attend	Meetings attended
Jacques Aigrain (Chairman)	7	7
Sol Trujillo	7	7
Roger Agnelli[1]	2	2
Charlene Begley	7	7
[1]	Roger Agnelli tragically died on 19 March 2016.

The audit committee held seven meetings during the year, which were attended by Deloitte LLP, the Company’s external auditor, the Company’s chairman, the senior independent director, the Group finance director, the director of internal audit, the Group chief counsel, the Group chief accountant and the Company Secretary. The committee also held separate private meetings with the external auditor, the director of internal audit and the Group chief accountant.

Committee responsibilities and how they were discharged in 2016

The discussion below addresses the main matters covered by the committee’s terms of reference as well as certain additional matters dealt with during 2016:

•	monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements;

•	reviewing internal controls and internal audit activities;

•

assisting the Board in meeting its responsibilities in respect of carrying out a robust assessment of the principal risks affecting the Group and reviewing and reporting on the systems and key elements of risk management as they affect the Group and reviewing the risk map and framework for presentation to the Board;

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

•	overseeing continued compliance with Section 404 of SOX, through regular status reports submitted by the internal and external auditors;

•	reviewing the Group’s IT Transformation project and shared services initiatives; and

•	reviewing issues raised on our Right to Speak helpline and the actions taken in response to those calls.

Fair, balanced and understandable

A sub-committee of the Board including members of the audit committee examined whether the Annual Report and Accounts for 2016 was fair, balanced and understandable and provided the information necessary for share owners to assess the Group’s position, performance, business model and strategy. The sub-committee received an early final draft of the report for review and comment, as well as a report from the Disclosure Committee as to the governance relating to compilation of the report.

Financial reporting and significant financial judgements

The management team make key decisions and judgements in the process of applying the Group’s accounting policies. These key judgements were detailed in reports to the committee in respect of 2016 which were then examined by the committee and discussed with management.

The areas of significant judgement considered by the committee and how these were addressed are set out below and reflect a number of the principal risk areas identified by the Board in item 3D:

•

the assessments made for goodwill impairment. The committee confirmed, based on management’s expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2016;

•	the judgements made in determining the gain on investment made in 2016 on Imagina. The committee agreed that the approach adopted by management is appropriate;

•

the judgements made in respect of the recoverability of other media income and revenue recognition, particularly as these relate to media volume income and media trading income. The committee received briefings from management on the appropriateness of the policies adopted and the controls in place and challenged management to demonstrate the effectiveness of such controls;

•

the judgements made in respect of the release of provisions related to other media income. The committee considered the information from management to support the change in approach and agreed the change where supported is appropriate;

•

the valuations of non-controlled investments and listed associates, which are based on local management forecasts, recent third-party investment and other supporting information such as industry valuation multiples. The committee examined the valuations with management and agreed that the valuations were appropriate;

•

the accuracy of forecasting the potential future payments due under earnout agreements in respect of acquired businesses. The committee considered the forecasting with management and agreed that earnouts have been accounted for on a consistent basis to previous periods;

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

External audit

Deloitte have been WPP’s auditors since 2002. The lead partner rotates every five years and the latest rotation took effect during 2015. In 2016, the effectiveness of the audit process was evaluated through a committee review of the audit planning process and discussions with key members of the Group’s finance function. The 2016 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The committee held private meetings with the external auditors and the committee chair met privately with the external auditors before meetings. The committee continues to be satisfied with the performance of Deloitte and confirmed that Deloitte continues to be objective and independent and noted the principal findings of the FRC 2016 Audit Quality Review on the audit file of WPP for the year ended 31 December 2015 as part of their 2016 review cycle. The committee recommends the reappointment of Deloitte at the AGM on 7 June 2017.

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

Non-audit fees

The committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SEC. The policy was reviewed by the committee in 2014 and advice on remuneration was included in the prohibited category with effect from the beginning of 2015 allowing for a transition period. Further review in 2016 has resulted in a prohibition on tax services being provided by Deloitte in the EU and a general default to an alternative provider elsewhere subject to adherence to regulations. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2016 is shown in note 3 of the financial statements on page F-16.

Committee evaluation

The committee and its members were formally assessed by the Nomination and Governance Committee as part of the review of committee composition in 2016 and as part of the evaluation process described on page 65 for their technical suitability to be members and also for its overall effectiveness. The Board has designated Jacques Aigrain as the committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and together with Charlene Begley as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code. The members of the committee have financial and/or financial services experience as set out in their biographies in item 6A.

Terms of reference

The committee’s terms of reference, are reviewed annually and most recently were reviewed and updated in October 2016 and can be viewed on the Company’s website at http://www.wpp.com/about/howwebehave/governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2016, the Group, including all employees of associated undertakings, had approximately 198,000 employees located in over 3,000 offices in 112 countries compared with 190,000 and 179,000 as at 31 December 2015 and 2014, respectively. Excluding all employees of associated undertakings, this figure is 134,341 (2015: 128,123, 2014: 123,621). The average number of employees in 2016 was 132,657 compared to 124,930 and 121,397 in 2015 and 2014, respectively, including acquisitions.

Their geographical distribution was as follows:

	2016	2015	2014
North America	27,246	26,224	26,809
United Kingdom	14,070	13,401	12,838
Western Continental Europe	24,996	23,506	23,376
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	66,345	61,799	58,374
	132,657	124,930	121,397

Their operating sector distribution was as follows:

	2016	2015	2014
Advertising and Media Investment Management	55,120	53,227	52,329
Data Investment Management	29,279	28,395	28,240
Public Relations & Public Affairs	9,054	8,492	8,392
Branding & Identity, Healthcare and Specialist Communications	39,204	34,816	32,436
	132,657	124,930	121,397

E. Share Ownership

Executive Directors’ interests

Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, and in the Compensation Committee report, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the ESOPs. More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the LEAP program and the EPSP in addition to outstanding ESAs. As at 31 December 2016, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 13,857,706 shares in the Company (17,154,359 in 2015).

				Outstanding scheme interests
Director		Total share interests (including charitable foundation)	Total beneficial interests and deferred awards[1]	Deferred awards (without performance conditions- vested but unexercised, included in Total beneficial)[2]	Shares without performance conditions (unvested)[3,4]	Shares with performance conditions (unvested)[5,6]	Total unvested shares
Sir Martin Sorrell[7]	At 31 Dec 2016	24,547,301	21,021,365	8,773,456	247,164	5,450,606	5,697,770
	At 19 Apr 2017	25,859,089	21,283,153	8,773,456	133,817	3,295,436	3,429,253
Paul Richardson	At 31 Dec 2016	1,000,265	1,000,265	—	103,270	1,250,220	1,353,490
	At 19 Apr 2017	1,068,240	1,068,240	—	54,185	862,295	916,480

[1]	Shares held outright together with shares due pursuant to awards that have vested but receipt of which have been deferred with share owner approval (see footnote 2).
[2]

Shares (1) pursuant to the vesting of awards under Renewed LEAP (namely the 2004 and 2005 awards, part of the 2006 award, the 2007 award, the UK portion of the 2009 Award) and (2) which originally formed part of the Capital Investment Plan (an award made in 1995, which vested in 1999, in respect of 4,691,392 shares in total, some of which have been received by Sir Martin Sorrell) and which now comprise the share owner-approved UK and US Deferred Stock Units Awards Agreements. The receipt of all of these awards has been deferred until November 2017 in accordance with share owner approval. Dividend shares will be due on the exercise of these options.

[3]	Shares due pursuant to the 2014 and 2015 Executive Stock Awards, full details of which can be found on page 50. Additional dividend shares will be due on vesting.
[4]	Shares due pursuant to the 2015 Executive Stock Awards, full details of which can be found on page 50. Additional dividend shares will be due on vesting.
[5]	Maximum number of shares due on vesting pursuant to the outstanding LEAP III and EPSP awards, full details of which can be found on page 51. Additional dividend shares will be due on vesting.
[6]	As noted in footnote 5 above, less the maximum due under the 2012 LEAP III Award, which vested on 7 March 2017 (full details can be found on pages 46 and 47).
[7]

On 24 March 2017, Sir Martin Sorrell gifted 1,050,000 ordinary shares to The JMCMRJ Sorrell Charitable Foundation. At 19 April 2017, The JMCMRJ Sorrell Charitable Foundation is interested in 4,575,936 ordinary shares. Sir Martin Sorrell has no beneficial interest in these shares.

Share ownership guidelines

As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of share ownership of WPP shares. The Group chief executive and Group chief financial officer are required to hold shares to the value of 600% and 300% of base salary respectively.

At the end of 2016, and at the date of this Compensation Committee report, both Executive Directors exceeded their respective share ownership guidelines by a substantial margin.

Non-executive directors’ interests

Non-executive directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, and in the Compensation Committee report, no non-executive director had any interest in any contract of significance with the Group during the year.

Non-executive director	Total interests at 31 December 2016	Total interests at 19 April 2017
Roberto Quarta	27,500	27,500
Jacques Aigrain	9,000	9,000
Charlene Begley	2,140	2,140
Tarek Farahat[1]	—	—
Sir John Hood	3,000	3,000
Ruigang Li	4,000	4,000
Daniela Riccardi	—	4,100
Nicole Seligman	6,250	6,250
Hugo Shong	—	22,915
Timothy Shriver	10,070	10,070
Sally Susman	5,000	5,000
Sol Trujillo	10,000	10,000

[1]	Tarek Farahat was appointed to the WPP Board on 11 October 2016.

ITEM	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

		26 April 2017		27 April 2016		22 April 2015
MFS	6.64%	84,917,360	6.6%	85,122,255	6.55%	85,962,954
BlackRock Inc.	5.62%	71,872,825	5.1%	66,364,311	4.9%	64,931,340

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

The number of outstanding ordinary shares at 31 December 2016 was 1,331,880,730 which included at such date the underlying ordinary shares represented by 13,979,641 ADSs. 222 share owners of record of WPP ordinary shares were US residents at 31 December 2016.

The geographic distribution of our share ownership as at 31 December 2016 is presented below:

United Kingdom	33%
United States	33%
Rest of world	34%
Total	100%

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

	£ per Ordinary Share
	High	Low
2012	8.95	6.69
2013	13.83	9.06

2014	13.83	11.17

2015
First Quarter	15.86	13.08
Second Quarter	16.11	14.26
Third Quarter	15.19	13.04
Fourth Quarter	15.77	13.72

2016
First Quarter	16.35	13.38
Second Quarter	16.78	14.76
Third Quarter	18.32	16.01
October	18.50	16.93
November	17.58	16.43
December	18.17	16.47
Fourth Quarter	18.50	16.43

2017
January	18.92	18.12
February	19.01	18.31
March	19.21	16.46
First Quarter	19.21	16.46

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ.

	US dollars per ADS
	High	Low
2012	72.90	52.14
2013	114.86	72.81

2014	113.58	89.95

2015
First Quarter	118.73	99.22
Second Quarter	123.10	112.25
Third Quarter	119.01	99.53
Fourth Quarter	116.89	104.32

2016
First Quarter	117.25	97.52
Second Quarter	120.46	98.12
Third Quarter	120.34	105.24
October	117.55	103.00
November	107.31	103.15
December	111.23	104.34
Fourth Quarter	117.55	103.00

2017
January	117.36	111.90
February	118.92	114.51
March	117.78	102.98
First Quarter	118.92	102.98

The Depositary held 69,898,205 ordinary shares as at 31 December 2016, approximately 5.25% of the outstanding ordinary shares, represented by 13,979,641 outstanding ADSs.

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

(iii) On 21 November 2011, WPP Finance 2010 issued US$500,000,000 of 4.75% guaranteed senior notes due November 2021. On 2 December 2011 WPP Finance 2010 issued an additional $312,387,000 of 4.75% guaranteed senior notes due November 2021 in exchange for $281,369,000 of outstanding 5.875% Senior Notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued

US$812,387,000 of the 4.75% guaranteed senior notes due November 2021 pursuant to the Indenture and the First Supplemental Indenture, both dated as at 2 November 2011, among WPP Finance 2010 as Issuer, WPP plc, WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust National Association as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. In the Fourth Supplemental Indenture dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in the above;

(iv) On 18 July 2014, WPP CP LLC and WPP Finance Co. Limited (as borrowers), guaranteed by WPP plc, WPP 2005 Limited, WPP Jubilee Limited and WPP CP LLC entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due July 2021. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.1 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.275% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.35% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.45% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.60% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.9% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.1% per annum is payable on outstandings on any day on which the amount of outstandings exceed 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.20% per annum is payable on outstandings on any day on which the amount of outstandings exceed 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.40% per annum is payable on outstandings on any day on which the amount of outstandings exceed 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;

(v) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee;

(vi) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws;

(vii) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $812,387,000 4.75% notes due November 2021 described above;

(viii) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(ix) On 19 September 2014, WPP Finance 2010 issued US$ 750,000,000 3.750% guaranteed senior notes due September 2024. These notes were issued under the Indenture dated as at 19 September 2014, as supplemented by the Supplemental Indenture dated as at 19 September 2014, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625% notes due November 2043 described above;

(x) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance

S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xi) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xii) On 23 March 2015, WPP Finance 2013 issued EUR 251,910,000 0.43% guaranteed senior bonds due March 2018. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiii) On 18 November 2015, WPP Finance 2013 issued EUR 600,000,000 0.75% guaranteed senior bonds due November 2019. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

(xiv) On 17 March 2016, STW Communications Group Limited (subsequently renamed WPP AUNZ Limited) entered into an agreement for a 3 year revolving credit facility for AUD$520 million with a syndicate of banks and Westpac Banking Corporation acting as Agent due 5 April 2019. Joint and several guarantees are provided by subsidiaries of WPP AUNZ that represent at least 80% of EBITDA and at least 70% of total tangible assets. The facility is available for drawing by way of cash advances in Australian Dollars or New Zealand Dollars on a revolving basis. The rate of margin is determined by the ratio of Net Debt to EBITDA. If the ratio is greater than 2.5 the rate of margin for the facility shall be 1.8%. If the ratio is greater than 2.0 and less than or equal to 2.5 the rate of margin for the facility shall be 1.5%. If the ratio is greater than 1.5 and less than or equal to 2.0 the rate of margin for the facility shall be 1.35%. If the ratio is greater than 1.0 and less than or equal to 1.5 the rate of margin for the facility shall be 1.2%. If the ratio is less than or equal to 1.0 the rate of margin for the facility shall be 1.05%. The commitment fee payable on undrawn commitments is equal to 45% of the then applicable margin. The facility contains customary representations, covenants and events of default.

(xv) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior bonds due 14 September 2046 under the EUR 4,000,000,000 Euro Medium Term Note Programme. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are admitted to the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market. The terms and conditions of the bonds contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and a cross-default event of default provision.

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

Upon the death of a WPP Share Owner, where the deceased person was domiciled outside of Jersey at the time of death, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with the deceased person’s personal estate situated in Jersey (including any WPP Shares) if the net value of such personal estate exceeds £10,000.

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

The summary of US federal income tax consequences set out below is for general information only. US Holders are urged to consult with their own tax advisers as to the particular tax consequences to them of owning the WPP Shares or WPP ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

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

Net Investment Tax

In addition, the net investment income of individuals and certain trusts (including income realised through certain pass-through entities), subject to certain thresholds, will be subject to an additional net investment tax of 3.8%. “Net investment income” is the excess of certain types of passive income, including dividends on and capital gains from distributions on or dispositions of a WPP Share or a WPP ADS, over certain related investment expenses. Thus, both dividends and capital gains realised directly or indirectly by an individual or trust will generally be added in computing the net investment income of such individual or trust subject to this additional tax. Taxpayers are urged to consult their own tax advisors with respect to the applicability of this tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2016 is estimated to be a net asset of £17.1 million (£23.0 million with respect to derivative assets and £5.9 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

Depositary Payments—Fiscal Year 2016

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2016.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Group Chief Executive Officer and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2016. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Group Chief Executive Officer and Group Chief Financial Officer, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Group Chief Executive Officer and our Group Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2016. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2016 our internal control over financial reporting was effective.

The Company’s internal control over financial reporting as at 31 December 2016 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 102.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended 31 December 2016 of the Company and our report dated 28 April 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

28 April 2017

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2016, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Jacques Aigrain, Charlene Begley, and Sol Trujillo at 31 December 2016. As at the date of this report the audit committee consisted of Jacques Aigrain, Charlene Begley, Tarek Farahat and Sol Trujillo. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NASDAQ listing standards and rules of the Securities and Exchange Commission.

WPP has two audit committee financial experts, Jacques Aigrain, serving as Chairman of the audit committee, and Charlene Begley, a member of the committee. See the biographies of Jacques Aigrain and Charlene Begley in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct (which is regularly reviewed by the Audit Committee and the Board) and was last updated in 2016, sets out the principal obligations of all employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Code of Business Conduct is available on the Company’s website, http://www.wpp.com/about/howwebehave/governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2016 £m	2015 £m
Audit fees	24.5	21.0
Tax fees[1]	2.9	2.8
All other fees[2]	5.8	6.7
	33.2	30.5
[1]	Tax fees comprise tax advisory, planning and compliance services.
[2]	Other fees comprise assurance services, including fees for due diligence and review of earn-out payment calculations.

See note 3 to the Consolidated Financial Statements for more details of auditors’ remuneration for the years ended 31 December 2016, 2015 and 2014.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of WPP plc on 9 June 2015 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 131,037,653 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 8 June 2016 and was replaced by a new authority to purchase up to a maximum number of 129,365,131 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2017 and 1 September 2017.

	Total number of shares purchased	Average price	Total number of shares purchased as part of publicly announced plan		Maximum number of shares that may yet be purchased under plan
January	1,741	£14.35	1,741		113,961,123
February	1,741	£14.32	1,741		113,959,382
March	3,935,985	£15.81	3,935,985		110,023,397
April	400,000	£16.28	400,000		109,623,397
May	2,646,728	£15.86	2,646,728		106,976,669
June	5,546,778	£15.51	5,546,778	[1]	125,668,353
July	3,378,500	£16.49	3,378,500		122,289,853
August	3,050,000	£17.46	3,050,000		119,239,853
September	2,014,127	£17.87	2,014,127		117,225,726
October	2,551,857	£17.96	2,551,857		114,673,869
November	2,362,543	£16.86	2,362,543		112,311,326
December	—	—	—		112,311,326
Total	25,890,000	£16.51	25,890,000
[1]	1,850,000 of the shares purchased were under the authority granted at the Annual General Meeting on 9 June 2015.

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

•

Rule 5605(d)(1) requires that compensation committee charters provide that the chief executive officer may not be present during voting or deliberations on his or her compensation. The terms of reference of the Compensation Committee provide that no executive has the right to attend committee meetings without the invitation of the Committee Chairman or to take part in decisions on his or her own remuneration, but do not require the Committee to exclude the Company’s chief executive officer from any meeting at which his compensation is deliberated or voted upon.

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

Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rules):

(a)	an employees’ share scheme if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and

(b)	a long-term incentive scheme in which one or more directors of the Company is eligible to participate and to material amendments of that scheme to the extent required by the scheme’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the scheme rules must be approved by share owners must themselves be drafted to ensure compliance with the Listing Rules.

ITEM	16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The Consolidated Financial Statements of WPP plc at 31 December 2016, 2015 and 2014 are included in this report beginning on page F-1.

ITEM	19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.4	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 30 November 2011 (as amended and restated pursuant to an amendment and restatement agreement, dated 14 December 2012, an amendment and restatement agreement, dated 25 April 2013 and an amendment and restatement agreement, dated 14 July 2014), by and among WPP CP LLC and WPP Finance Co. Limited, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated by reference to Exhibit (b) to a Schedule TO-T filed by the Registrant on February 20, 2015).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

Exhibit No.	Exhibit Title

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €251,910,000 of 0.43% Notes due March 2018 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 0.75% Notes due November 2019 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2015).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046.*

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by STW Communications Group Limited (subsequently renamed WPP AUNZ Limited), dated 17 March 2016.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2010).

4.17	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Stock Purchase Agreement, dated 3 August 1998, among Asatsu Inc., WPP International Holding B.V. and WPP Group plc (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	24/7 Media, Inc. 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 of 24/7 Media, Inc. filed on June 4, 2009, File No. 333-56085).

4.23	24/7 Real Media, Inc. 2002 Stock Incentive Plan (incorporated herein by reference to a proxy statement filed by 24/7 Real Media, Inc. on August 9, 2002, File No. 000-29768).

Exhibit No.	Exhibit Title

4.24	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.25	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.26	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.27	WPP Group plc 2004 Leadership Equity Acquisition Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.28	WPP plc Leadership Equity Acquisition Plan III, as amended through 10 December 2012 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.29	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.30	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.31	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.32	WPP Share Option Plan 2015.*

8.1	List of subsidiaries.*

12.1	Certification of Group Chief Executive Officer.*

12.2	Certification of Group Chief Financial Officer.*

13.1	Certification of Group Chief Executive Officer under 18 U.S.C. Section 1350.*

13.2	Certification of Group Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson Group Chief Financial Officer
28 April 2017

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WPP plc

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2016 and 2015, and the results of its operations and cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at 31 December 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 28 April 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

28 April 2017

Our 2016 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2016 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2016.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorised for issue on 28 April 2017.

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

Accounting policies (continued)

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

Accounting policies (continued)

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

Accounting policies (continued)

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

Accounting policies (continued)

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 9: Financial Instruments;

•	IFRS 15: Revenue from Contracts with Customers; and

•	IFRS 16: Leases

With the exception of IFRS 15 and IFRS 16, the Group does not consider that these Standards will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

IFRS 15 is effective from 1 January 2018. It provides for one of two methods of transition: retrospective application to each prior period presented or recognition of the cumulative effect of retrospective application of the new standard as of the beginning of the period of initial application. We have not yet decided which transition method we will use. While we continue to assess the impacts of the standard, based on our initial assessment, we do not expect the adoption of IFRS 15 to have a significant impact on the timing of the Group’s revenue recognition. We do expect an acceleration of revenue recognition for certain incentive-based revenues; however, incentive-based revenues are not material to the Group’s revenue. In April 2016, the IASB issued clarification guidance on principal versus agent considerations. We are currently evaluating the impact of the principal versus agent guidance on certain of our revenues and direct costs; however, we do not expect any change to have a material effect on our results of operations.

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise a right-of-use asset and related lease liability for the majority of their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its current operating lease commitments on the balance sheet and the financial impact of this, together with other implications of the standard, are currently being assessed.

In the current year, the following Standards and Interpretations became effective:

•	IFRS 14: Regulatory Deferral Accounts;

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

Consolidated income statement

For the years ended 31 December 2016, 2015, 2014

	Notes	2016 £m	2015 £m	2014 £m
Revenue	2	14,388.9	12,235.2	11,528.9
Direct costs		(1,991.1)	(1,710.9)	(1,464.1)
Net sales	2	12,397.8	10,524.3	10,064.8
Operating costs	3	(10,334.7)	(8,892.3)	(8,557.5)
Operating profit		2,063.1	1,632.0	1,507.3
Share of results of associates	4	49.8	47.0	61.9
Profit before interest and taxation		2,112.9	1,679.0	1,569.2
Finance income	6	80.4	72.4	94.7
Finance costs	6	(254.5)	(224.1)	(262.7)
Revaluation of financial instruments	6	(48.3)	(34.7)	50.7
Profit before taxation		1,890.5	1,492.6	1,451.9
Taxation	7	(388.9)	(247.5)	(300.4)
Profit for the year		1,501.6	1,245.1	1,151.5

Attributable to:
Equity holders of the parent		1,400.1	1,160.2	1,077.2
Non-controlling interests		101.5	84.9	74.3
		1,501.6	1,245.1	1,151.5

Earnings per share
Basic earnings per ordinary share	9	109.6p	90.0p	82.4p
Diluted earnings per ordinary share	9	108.0p	88.4p	80.5p

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-55 form an integral part of this consolidated income statement.

Consolidated statement of comprehensive income

For the years ended 31 December 2016, 2015, 2014

	2016 £m	2015 £m	2014 £m
Profit for the year	1,501.6	1,245.1	1,151.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	1,378.0	(275.9)	(221.2)
(Loss)/gain on revaluation of available for sale investments	(93.1)	206.0	64.6
	1,284.9	(69.9)	(156.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain on defined benefit pension plans	(15.9)	33.5	(86.6)
Deferred tax on defined benefit pension plans	(0.4)	(5.2)	62.1
	(16.3)	28.3	(24.5)
Other comprehensive income/(loss) for the year	1,268.6	(41.6)	(181.1)
Total comprehensive income for the year	2,770.2	1,203.5	970.4
Attributable to:
Equity holders of the parent	2,600.6	1,121.6	893.0
Non-controlling interests	169.6	81.9	77.4
	2,770.2	1,203.5	970.4

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-55 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2016, 2015, 2014

	Notes	2016 £m	2015 £m	2014 £m
Net cash inflow from operating activities	11	1,773.8	1,359.9	1,703.7
Investing activities
Acquisitions and disposals	11	(638.8)	(669.5)	(489.1)
Purchases of property, plant and equipment		(252.1)	(210.3)	(177.9)
Purchases of other intangible assets (including capitalised computer software)		(33.0)	(36.1)	(36.5)
Proceeds on disposal of property, plant and equipment		7.7	13.4	5.9
Net cash outflow from investing activities		(916.2)	(902.5)	(697.6)
Financing activities
Share option proceeds		27.2	27.6	25.0
Cash consideration for non-controlling interests	11	(58.3)	(23.6)	(5.6)
Share repurchases and buy-backs	11	(427.4)	(587.6)	(510.8)
Net (decrease)/increase in borrowings	11	(22.5)	492.0	465.2
Financing and share issue costs		(6.4)	(11.4)	(27.5)
Equity dividends paid		(616.5)	(545.8)	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings		(89.6)	(55.2)	(57.7)
Net cash outflow from financing activities		(1,193.5)	(704.0)	(571.4)
Net (decrease)/increase in cash and cash equivalents		(335.9)	(246.6)	434.7
Translation differences		291.9	(54.4)	(70.3)
Cash and cash equivalents at beginning of year		1,946.6	2,247.6	1,883.2
Cash and cash equivalents at end of year	11	1,902.6	1,946.6	2,247.6

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-55 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2016, 2015

	Notes	2016 £m	2015 £m
Non-current assets
Intangible assets:
Goodwill	12	13,214.3	10,670.6
Other	12	2,217.3	1,715.4
Property, plant and equipment	13	968.7	797.7
Interests in associates and joint ventures	14	1,069.4	758.6
Other investments	14	1,310.3	1,158.7
Deferred tax assets	15	140.4	94.1
Trade and other receivables	17	204.9	178.7
		19,125.3	15,373.8
Current assets
Inventory and work in progress	16	400.4	329.0
Corporate income tax recoverable		231.2	168.6
Trade and other receivables	17	12,374.5	10,495.4
Cash and short-term deposits		2,436.9	2,382.4
		15,443.0	13,375.4
Current liabilities
Trade and other payables	18	(15,010.4)	(12,685.0)
Corporate income tax payable		(752.3)	(598.5)
Bank overdrafts and loans	20	(1,002.5)	(932.0)
		(16,765.2)	(14,215.5)
Net current liabilities		(1,322.2)	(840.1)
Total assets less current liabilities		17,803.1	14,533.7
Non-current liabilities
Bonds and bank loans	20	(5,564.9)	(4,661.2)
Trade and other payables	19	(1,273.8)	(891.5)
Deferred tax liabilities	15	(692.4)	(552.3)
Provision for post-employment benefits	23	(276.5)	(229.3)
Provisions for liabilities and charges	21	(227.9)	(183.6)
		(8,035.5)	(6,517.9)
Net assets		9,767.6	8,015.8
Equity
Called-up share capital	26	133.2	132.9
Share premium account		562.2	535.3
Other reserves	27	1,185.2	(9.7)
Own shares		(962.0)	(719.6)
Retained earnings		8,405.9	7,698.5
Equity share owners’ funds		9,324.5	7,637.4
Non-controlling interests		443.1	378.4
Total equity		9,767.6	8,015.8

Note

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-55 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the year ended 31 December 2016, 2015, 2014

	Called- up share capital £m	Share premium account £m	Shares to be issued £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2014	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.4	24.6	(0.2)	–	–	0.2	25.0	–	25.0
Treasury share additions	–	–	–	–	(412.5)	–	(412.5)	–	(412.5)
Treasury share allocations	–	–	–	–	0.6	(0.6)	–	–	–
Treasury share cancellations	(2.7)	–	–	2.7	332.5	(332.5)	–	–	–
Net profit for the year	–	–	–	–	–	1,077.2	1,077.2	74.3	1,151.5
Exchange adjustments on foreign currency net investments	–	–	–	(224.3)	–	–	(224.3)	3.1	(221.2)
Gain on revaluation of available for sale investments	–	–	–	64.6	–	–	64.6	–	64.6
Actuarial loss on defined benefit pension plans	–	–	–	–	–	(86.6)	(86.6)	–	(86.6)
Deferred tax on defined benefit pension plans	–	–	–	–	–	62.1	62.1	–	62.1
Comprehensive (loss)/income	–	–	–	(159.7)	–	1,052.7	893.0	77.4	970.4
Dividends paid	–	–	–	–	–	(460.0)	(460.0)	(57.7)	(517.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	102.2	102.2	–	102.2
Tax adjustment on share-based payments	–	–	–	–	–	(0.6)	(0.6)	–	(0.6)
Net movement in own shares held by ESOP Trusts	–	–	–	–	48.7	(147.0)	(98.3)	–	(98.3)
Recognition/remeasurement of financial instruments	–	–	–	(44.1)	–	(4.1)	(48.2)	–	(48.2)
Share purchases – close period commitments	–	–	–	(80.0)	–	(3.9)	(83.9)	–	(83.9)
Acquisition of subsidiaries[2]	–	–	–	–	–	(3.4)	(3.4)	47.3	43.9
Balance at 31 December 2014	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8
Ordinary shares issued	0.3	27.3	(0.3)	–	–	0.2	27.5	–	27.5
Treasury share additions	–	–	–	–	(406.0)	–	(406.0)	–	(406.0)
Treasury share allocations	–	–	–	–	3.6	(3.6)	–	–	–
Net profit for the year	–	–	–	–	–	1,160.2	1,160.2	84.9	1,245.1
Exchange adjustments on foreign currency net investments	–	–	–	(272.9)	–	–	(272.9)	(3.0)	(275.9)
Gain on revaluation of available for sale investments	–	–	–	206.0	–	–	206.0	–	206.0
Actuarial gain on defined benefit pension plans	–	–	–	–	–	33.5	33.5	–	33.5
Deferred tax on defined benefit pension plans	–	–	–	–	–	(5.2)	(5.2)	–	(5.2)
Comprehensive (loss)/income	–	–	–	(66.9)	–	1,188.5	1,121.6	81.9	1,203.5
Dividends paid	–	–	–	–	–	(545.8)	(545.8)	(55.2)	(601.0)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	99.0	99.0	–	99.0
Tax adjustment on share-based payments	–	–	–	–	–	18.0	18.0	–	18.0
Net movement in own shares held by ESOP Trusts	–	–	–	–	(33.5)	(148.1)	(181.6)	–	(181.6)
Recognition/remeasurement of financial instruments	–	–	–	(59.0)	–	(0.7)	(59.7)	–	(59.7)
Share purchases – close period commitments	–	–	–	80.0	–	2.9	82.9	–	82.9
Acquisition of subsidiaries[2]	–	–	–	–	–	(18.6)	(18.6)	25.0	6.4
Balance at 31 December 2015	132.9	535.3	–	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8
Ordinary shares issued	0.3	26.9	–	–	–	–	27.2	–	27.2
Treasury share additions	–	–	–	–	(274.5)	–	(274.5)	–	(274.5)
Treasury share allocations	–	–	–	–	3.9	(3.9)	–	–	–
Net profit for the year	–	–	–	–	–	1,400.1	1,400.1	101.5	1,501.6
Exchange adjustments on foreign currency net investments	–	–	–	1,309.9	–	–	1,309.9	68.1	1,378.0
Loss on revaluation of available for sale investments	–	–	–	(93.1)	–	–	(93.1)	–	(93.1)
Actuarial loss on defined benefit pension plans	–	–	–	–	–	(15.9)	(15.9)	–	(15.9)
Deferred tax on defined benefit pension plans	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Comprehensive income	–	–	–	1,216.8	–	1,383.8	2,600.6	169.6	2,770.2
Dividends paid	–	–	–	–	–	(616.5)	(616.5)	(89.6)	(706.1)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	106.5	106.5	–	106.5
Tax adjustment on share-based payments	–	–	–	–	–	3.9	3.9	–	3.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	28.2	(181.1)	(152.9)	–	(152.9)
Recognition/remeasurement of financial instruments	–	–	–	(21.9)	–	26.8	4.9	–	4.9
Share purchases – close period commitments	–	–	–	–	–	8.6	8.6	–	8.6
Acquisition of subsidiaries[2]	–	–	–	–	–	(20.7)	(20.7)	(15.3)	(36.0)
Balance at 31 December 2016	133.2	562.2	–	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6

Notes

The accounting policies on pages F-2 to F-7 and the accompanying notes on pages F-13 to F-55 form an integral part of this consolidated statement of changes in equity.

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

Operating sectors

Reported contributions were as follows:

Income statement	Revenue[1]	Net sales	Headline PBIT[2,4]	Net sales margin[3,4]
	£m	£m	£m	%
2016
Advertising and Media Investment Management	6,547.3	5,413.5	1,027.2	19.0
Data Investment Management	2,661.1	1,994.0	351.5	17.6
Public Relations & Public Affairs	1,101.3	1,078.8	179.8	16.7
Branding & Identity, Healthcare and Specialist Communications	4,079.2	3,911.5	601.8	15.4
	14,388.9	12,397.8	2,160.3	17.4
2015
Advertising and Media Investment Management	5,552.8	4,652.0	859.7	18.5
Data Investment Management	2,425.9	1,768.1	286.1	16.2
Public Relations & Public Affairs	945.8	929.7	145.2	15.6
Branding & Identity, Healthcare and Specialist Communications	3,310.7	3,174.5	483.0	15.2
	12,235.2	10,524.3	1,774.0	16.9
2014
Advertising and Media Investment Management	5,134.3	4,502.0	837.6	18.6
Data Investment Management	2,429.3	1,748.9	272.7	15.6
Public Relations & Public Affairs	891.9	880.4	135.6	15.4
Branding & Identity, Healthcare and Specialist Communications	3,073.4	2,933.5	434.7	14.8
	11,528.9	10,064.8	1,680.6	16.7

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.
[3]	Net sales margin is defined in note 31.
[4]	Prior year headline PBIT and net sales margins have been restated to reflect a reclassification between sectors of one of the Group’s associates.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2016
Advertising and Media Investment Management	60.7	126.2	105.4	20.9	8.3	285.6
Data Investment Management	13.0	61.5	60.9	–	13.2	109.4
Public Relations & Public Affairs	7.5	10.3	11.6	–	3.2	108.1
Branding & Identity, Healthcare and Specialist Communications	25.3	87.1	81.5	6.1	25.1	566.3
	106.5	285.1	259.4	27.0	49.8	1,069.4
2015
Advertising and Media Investment Management	55.4	119.7	96.9	15.1	26.8	377.0
Data Investment Management	13.7	58.1	51.8	–	0.8	86.4
Public Relations & Public Affairs	6.7	9.1	9.8	–	2.3	92.0
Branding & Identity, Healthcare and Specialist Communications	23.2	59.5	69.9	–	17.1	203.2
	99.0	246.4	228.4	15.1	47.0	758.6
2014
Advertising and Media Investment Management	48.6	91.0	102.6	16.9	25.1	395.5
Data Investment Management	18.8	48.1	50.9	–	18.4	119.3
Public Relations & Public Affairs	7.9	7.4	12.6	–	3.9	60.1
Branding & Identity, Healthcare and Specialist Communications	26.9	67.9	62.8	–	14.5	185.0
	102.2	214.4	228.9	16.9	61.9	759.9

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

			Assets			Liabilities
Balance sheet	Segment assets	Unallocated corporate assets[1]	Consolidated total assets	Segment liabilities	Unallocated corporate liabilities[1]	Consolidated total liabilities
	£m	£m	£m	£m	£m	£m
2016
Advertising and Media Investment Management	15,984.9			(12,409.6)
Data Investment Management	3,167.2			(1,272.0)
Public Relations & Public Affairs	3,222.5			(542.1)
Branding & Identity, Healthcare and Specialist Communications	9,385.2			(2,564.9)
	31,759.8	2,808.5	34,568.3	(16,788.6)	(8,012.1)	(24,800.7)
2015
Advertising and Media Investment Management	12,911.4			(10,506.9)
Data Investment Management	3,713.3			(1,067.0)
Public Relations & Public Affairs	1,839.2			(425.1)
Branding & Identity, Healthcare and Specialist Communications	7,640.2			(1,990.4)
	26,104.1	2,645.1	28,749.2	(13,989.4)	(6,744.0)	(20,733.4)
2014
Advertising and Media Investment Management	12,250.5			(9,803.5)
Data Investment Management	3,427.1			(1,045.7)
Public Relations & Public Affairs	1,744.7			(400.0)
Branding & Identity, Healthcare and Specialist Communications	6,433.5			(1,622.3)
	23,855.8	2,767.1	26,622.9	(12,871.5)	(5,924.6)	(18,796.1)

Notes

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

	2016 £m	2015 £m	2014 £m
Revenue[1]
North America[2]	5,280.8	4,491.2	3,899.9
UK	1,866.3	1,777.4	1,640.3
Western Continental Europe	2,943.2	2,425.6	2,568.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,298.6	3,541.0	3,419.9
	14,388.9	12,235.2	11,528.9
Net sales
North America[2]	4,603.7	3,882.3	3,471.7
UK	1,587.6	1,504.5	1,396.0
Western Continental Europe	2,425.5	2,016.2	2,142.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,781.0	3,121.3	3,054.5
	12,397.8	10,524.3	10,064.8
Headline PBIT[3]
North America[2]	895.4	728.2	621.8
UK	261.4	243.1	221.2
Western Continental Europe	351.7	277.2	277.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	651.8	525.5	560.4
	2,160.3	1,774.0	1,680.6

	Margin	Margin	Margin
Net sales margin[4]
North America[2]	19.4%	18.8%	17.9%
UK	16.5%	16.2%	15.8%
Western Continental Europe	14.5%	13.7%	12.9%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17.2%	16.8%	18.3%
	17.4%	16.9%	16.7%
	£m	£m
Non-current assets[5]
North America[2]	8,189.3	6,225.3
UK	2,138.5	2,106.4
Western Continental Europe	4,321.6	3,558.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,327.2	3,349.7
	18,976.6	15,240.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

North America includes the US with revenue of £5,005.8 million (2015: £4,257.4 million, 2014: £3,664.9 million), net sales of £4,365.1 million (2015: £3,674.3 million, 2014: £3,254.2 million), headline PBIT of £849.4 million (2015: £697.3 million, 2014: £588.2 million) and non-current assets of £6,849.0 million (2015: £5,202.6 million).

[3]	See note 31 for a reconciliation of PBIT to headline PBIT.
[4]	Net sales margin is defined in note 31.
[5]	Non-current assets excluding financial instruments and deferred tax.

3. Operating costs

	2016 £m	2015 £m	2014 £m
Staff costs (note 5)	7,784.9	6,652.6	6,440.5
Establishment costs	836.5	726.3	711.3
Other operating costs (net)	1,713.3	1,513.4	1,405.7
Total operating costs	10,334.7	8,892.3	8,557.5
Operating costs include:
Goodwill impairment (note 12)	27.0	15.1	16.9
Investment write-downs	86.1	78.7	7.3
Restructuring costs	27.4	106.2	127.6
IT asset write-downs	–	29.1	–
Amortisation and impairment of acquired intangible assets (note 12)	168.4	140.1	147.5
Amortisation of other intangible assets (note 12)	38.6	33.7	31.6
Depreciation of property, plant and equipment	215.2	190.0	191.7
Losses/(gains) on sale of property, plant and equipment	0.8	1.1	(0.8)
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)	(186.3)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)	(9.2)
Net foreign exchange gains	(17.0)	(10.7)	(2.5)
Operating lease rentals:
Land and buildings	556.1	476.6	466.1
Sublease income	(11.6)	(11.3)	(11.2)
	544.5	465.3	454.9
Plant and machinery	10.6	18.3	19.9
	555.1	483.6	474.8

In 2016, operating profit includes credits totalling £26.3 million (2015: £31.6 million, 2014: £24.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2015. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £86.1 million (2015: £78.7 million, 2014: £7.3 million) includes £79.6 million in relation to comScore Inc, which has not released any financial statements in relation to its 2015 or 2016 results due to an internal investigation by their Audit Committee. Following the announcement of this internal investigation, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

In 2016, restructuring costs of £27.4 million (2015: £106.2 million, 2014: £127.6 million) comprise £27.4 million (2015: £36.7 million, 2014: 38.9 million) of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure. Included within the restructuring costs in 2015 and 2014 were £69.5 million and £88.7 million, respectively, arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe.

Gains on disposal of investments and subsidiaries of £44.3 million (2015: £131.0 million, 2014: £186.3 million) include £26.5 million of gains arising on the sale of the Group’s equity interest in Grass Roots Group.

Gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million in 2016 primarily comprise gains of £260.0 million in relation to the reclassification of the Group’s interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period; and losses of £23.2 million in relation to the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016.

All of the operating costs of the Group are related to administrative expenses.

Notes to the consolidated financial statements (continued)

3. Operating costs (continued)

Auditors’ remuneration:

	2016 £m	2015 £m	2014 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.5	1.4
The audit of the Company’s subsidiaries pursuant to legislation	19.4	16.2	14.5
	20.8	17.7	15.9
Other services pursuant to legislation	3.7	3.3	3.1
Fees payable to the auditors pursuant to legislation	24.5	21.0	19.0
Tax advisory services	1.6	1.8	2.1
Tax compliance services	1.3	1.0	1.0
	2.9	2.8	3.1
Corporate finance services	0.1	0.2	0.3
Other services[1]	5.7	6.5	5.4
Total non-audit fees	8.7	9.5	8.8
Total fees	33.2	30.5	27.8

Note

[1]	Other services include audits for earnout purposes.

Minimum committed annual rentals

Amounts payable in 2017 under leases will be as follows:

	Plant and machinery			Land and buildings
	2017 £m	2016 £m	2015 £m	2017 £m	2016 £m	2015 £m
In respect of operating leases which expire:
– within one year	4.0	4.3	5.3	85.1	57.6	66.7
– within two to five years	10.5	9.7	10.8	287.9	240.3	223.9
– after five years	–	0.3	0.1	187.0	163.1	139.4
	14.5	14.3	16.2	560.0	461.0	430.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2016 are as follows:

	Minimum rental payments £m	Less sub- let rentals £m	Net payment £m
Year ending 31 December
2017	574.5	(9.3)	565.2
2018	491.1	(7.1)	484.0
2019	432.6	(4.9)	427.7
2020	406.3	(2.9)	403.4
2021	377.3	(2.6)	374.7
Later years	1,728.1	(5.6)	1,722.5
	4,009.9	(32.4)	3,977.5

4. Share of results of associates

Share of results of associates include:

	2016 £m	2015 £m	2014 £m
Share of profit before interest and taxation	97.1	95.2	101.8
Share of exceptional losses	(15.2)	(21.8)	(7.6)
Share of interest and non-controlling interests	(4.7)	(1.7)	(3.1)
Share of taxation	(27.4)	(24.7)	(29.2)
	49.8	47.0	61.9

5. Our people

Our staff numbers averaged 132,657 for the year ended 31 December 2016 against 124,930 in 2015 and 121,397 in 2014. Their geographical distribution was as follows:

	2016	2015	2014
North America	27,246	26,224	26,809
UK	14,070	13,401	12,838
Western Continental Europe	24,996	23,506	23,376
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	66,345	61,799	58,374
	132,657	124,930	121,397

Their operating sector distribution was as follows:

	2016	2015	2014
Advertising and Media Investment Management	55,120	53,227	52,329
Data Investment Management	29,279	28,395	28,240
Public Relations & Public Affairs	9,054	8,492	8,392
Branding & Identity, Healthcare and Specialist Communications	39,204	34,816	32,436
	132,657	124,930	121,397

At the end of 2016 staff numbers were 134,341 (2015: 128,123, 2014: 123,621). Including all employees of associated undertakings, this figure was approximately 198,000 at 31 December 2016 (2015: 190,000, 2014: 179,000).

Staff costs include:

	2016 £m	2015 £m	2014 £m
Wages and salaries	5,395.6	4,578.4	4,467.8
Cash-based incentive plans	260.2	231.8	210.7
Share-based incentive plans (note 22)	106.5	99.0	102.2
Social security costs	658.1	578.4	567.8
Pension costs (note 23)	178.1	160.0	148.9
Severance	34.5	24.0	37.4
Other staff costs[1]	1,151.9	981.0	905.7
	7,784.9	6,652.6	6,440.5
Staff cost to net sales ratio	62.8%	63.2%	64.0%

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £15.5 million (2015: £16.7 million, 2014: £16.9 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Total compensation received by key management personnel in respect of 2016 was £57.5 million (2015: £84.2 million, 2014: £57.6 million) of which £0.7 million (2015: £0.7 million, 2014: £0.7 million) were pension contributions. The value of the matching LEAP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

Notes to the consolidated financial statements (continued)

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2016 £m	2015 £m	2014 £m
Income from available for sale investments	12.5	18.9	26.0
Interest income	67.9	53.5	68.7
	80.4	72.4	94.7

Finance costs include:

	2016 £m	2015 £m	2014 £m
Net interest expense on pension plans (note 23)	6.7	7.3	8.0
Interest on other long-term employee benefits	2.7	2.5	1.9
Interest payable and similar charges[1]	245.1	214.3	252.8
	254.5	224.1	262.7

Revaluation of financial instruments2 include:

	2016 £m	2015 £m	2014 £m
Movements in fair value of treasury instruments	(19.5)	(3.7)	31.3
Movements in fair value of other derivatives	–	15.9	15.0
Revaluation of put options over non-controlling interests	(17.2)	(11.3)	(8.8)
Revaluation of payments due to vendors (earnout agreements)	(11.6)	(35.6)	13.2
	(48.3)	(34.7)	50.7

Notes

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $2,862 million of US dollar bonds at an average interest rate of 4.48%, €2,952 million of Eurobonds at an average interest rate of 1.85% and £1,000 million of Sterling bonds at an average interest rate of 4.83%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of $109 million at an average interest rate of 0.82%.

Average borrowings under the Australian dollar Revolving Credit Facilities, acquired as part of the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia, amounted to A$336 million at an average rate of 3.69%.

Average borrowings under the US Commercial Paper Program for 2016 amounted to $293 million at an average interest rate of 0.75% inclusive of margin.

7. Taxation

In 2016, the effective tax rate on profit before taxation was 20.6% (2015: 16.6%, 2014: 20.7%)

The tax charge comprises:

	2016 £m	2015 £m	2014 £m
Corporation tax
Current year	569.4	403.0	394.9
Prior years	(80.3)	(108.4)	4.4
	489.1	294.6	399.3
Deferred tax
Current year	(88.0)	(35.8)	(93.2)
Prior years	(12.2)	(11.3)	(5.7)
	(100.2)	(47.1)	(98.9)
Tax charge	388.9	247.5	300.4

The corporation tax credit for prior years in 2016, and also 2015, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries. In 2014 the deferred tax credit primarily related to the recognition of temporary differences that were previously unrecognised.

7. Taxation (continued)

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2016 £m	2015 £m	2014 £m
Profit before taxation	1,890.5	1,492.6	1,451.9
Tax at the corporation tax rate of 20%[1]	378.1	302.3	312.2
Tax effect of share of results of associates	(10.0)	(9.5)	(13.3)
Irrecoverable withholding taxes	36.3	25.7	24.2
Items that are not deductible in determining taxable profit	9.4	25.4	14.2
Effect of different tax rates of subsidiaries operating in other jurisdictions	60.4	49.9	12.9
Origination and reversal of unrecognised temporary differences	(4.3)	0.4	10.6
Tax losses not recognised or utilised in the year	52.2	4.0	52.1
Utilisation of tax losses not previously recognised	(11.3)	(10.4)	(42.2)
Recognition of temporary differences not previously recognised	(29.4)	(20.6)	(69.0)
Net release of prior year provisions in relation to acquired businesses	(23.3)	(22.9)	(17.4)
Other prior year adjustments	(69.2)	(96.8)	16.1
Tax charge	388.9	247.5	300.4
Effective tax rate on profit before tax	20.6%	16.6%	20.7%

Note

[1]	The parent company of the Group is tax resident in the UK. As such, the tax rate in the tax reconciliation for 2016 is the UK corporation tax rate of 20% (2015: 20.25%, 2014: 21.5%).

Factors affecting the tax charge in future years

Factors that may affect the Group’s future tax charge include the levels and mix of profits in the many countries in which we operate, the prevailing tax rates in each of those countries and also the foreign exchange rates that apply to those profits. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, future planning, and the ability to use brought forward tax losses. Furthermore, changes in local or international tax rules, for example prompted by the OECD’s Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

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

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2016		2015		2014		2016	2015	2014
Per share	Pence per share						£m	£m	£m
2015 Final dividend	28.78	p	26.58	p	23.65	p	368.5	343.2	309.5
2016 Interim dividend	19.55	p	15.91	p	11.62	p	248.0	202.6	150.5
	48.33	p	42.49	p	35.27	p	616.5	545.8	460.0

Proposed final dividend for the year ended 31 December 2016:

	2016		2015		2014
Per share	Pence per share
Final dividend	37.05	p	28.78	p	26.58	p

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2016		2015		2014
Earnings[1] (£m)	1,400.1		1,160.2		1,077.2
Average shares used in basic EPS calculation (m)	1,277.8		1,288.5		1,307.4
EPS	109.6	p	90.0	p	82.4	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

	2016		2015		2014
Diluted earnings (£m)	1,400.1		1,160.2		1,077.2
Average shares used in diluted EPS calculation (m)	1,296.0		1,313.0		1,337.5
Diluted EPS	108.0	p	88.4	p	80.5	p

Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2016, options to purchase 8.4 million ordinary shares (2015: 7.0 million, 2014: 10.7 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2016 m	2015 m	2014 m
Average shares used in basic EPS calculation	1,277.8	1,288.5	1,307.4
Dilutive share options outstanding	2.4	3.5	4.8
Other potentially issuable shares	15.8	21.0	25.3
Shares used in diluted EPS calculation	1,296.0	1,313.0	1,337.5

At 31 December 2016 there were 1,331,880,730 (2015: 1,329,366,024, 2014: 1,325,747,724) ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2016 £m	2015 £m	2016 £m	2015 £m
Analysis of changes in financing
Beginning of year	668.2	640.6	5,157.4	4,523.0
Ordinary shares issued	27.2	27.6	–	–
Net (decrease)/increase in drawings on bank loans and corporate bonds	–	–	(22.5)	492.0
Amortisation of financing costs included in debt less cash position	–	–	9.0	7.5
Debt acquired	–	–	144.4	–
Other movements	–	–	(13.1)	105.0
Exchange adjustments	–	–	757.9	29.9
End of year	695.4	668.2	6,033.1	5,157.4

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2016, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £695.4 million (2015: £668.2 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $300 million of 5.125% bonds due September 2042 and $500 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €252 million of 0.43% bonds due March 2018, €600 million of 0.75% bonds due November 2019, €750 million of 3% bonds due November 2023, €750 million of 2.25% bonds due September 2026 and €600 million of 1.625% bonds due March 2030.

Sterling bonds In September 2016, the Group issued £400 million of 2.875% bonds due September 2046. The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2021. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $109 million in 2016. In April 2016, the Group entered into a A$520 million Revolving Credit Facility due April 2019. The Group’s borrowings under the Australian dollar facilities were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$336 million in 2016. The Group had available undrawn committed credit facilities of £2,122.3 million at December 2016 (2015: £1,696.8 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group. Borrowings under the A$520 million Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ.

US Commercial Paper Program

The Group operates a commercial paper program using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2016 was $293 million. There was no US Commercial Paper outstanding at 31 December 2016.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2016 £m	2015 £m
Within one year	(582.9)	(541.7)
Between one and two years	(389.5)	(548.2)
Between two and three years	(893.0)	(325.4)
Between three and four years	(369.1)	(581.6)
Between four and five years	(812.9)	(335.0)
Over five years	(5,144.7)	(4,459.5)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,192.1)	(6,791.4)
Short-term overdrafts – within one year	(534.3)	(435.8)
Future anticipated cash flows	(8,726.4)	(7,227.2)
Effect of discounting/financing rates	2,159.0	1,634.0
Debt financing	(6,567.4)	(5,593.2)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2016 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,255.6	4.62%	n/a	212
	– floating	1,063.1	n/a	LIBOR	n/a
£	– fixed	800.0	4.53%	n/a	193
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	2,521.9	1.85%	n/a	93
Other		192.5	n/a	n/a	n/a
		6,033.1

2015 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,052.0	4.62%	n/a	224
	– floating	890.7	n/a	LIBOR	n/a
£	– fixed	400.0	6.19%	n/a	37
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	2,544.4	2.54%	n/a	90
Other		70.3	n/a	n/a	n/a
		5,157.4

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets
2016	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	183.2	183.0	282.5	302.2
Between one and two years	19.2	20.6	51.7	55.4
Between two and three years	18.8	18.1	57.5	58.5
Between three and four years	20.0	18.1	61.2	60.5
Between four and five years	20.7	18.1	1,687.3	1,686.1
Over five years	521.3	518.1	–	–
	783.2	776.0	2,140.2	2,162.7

	Financial liabilities		Financial assets
2015	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	55.2	50.6	72.4	102.7
Between one and two years	40.7	39.4	277.1	298.1
Between two and three years	17.4	17.6	52.8	56.7
Between three and four years	18.4	19.1	55.6	56.7
Between four and five years	20.3	20.8	58.1	56.7
Over five years	834.1	834.2	1,393.6	1,387.2
	986.1	981.7	1,909.6	1,958.1

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-10.

Net cash from operating activities:

	2016 £m	2015 £m	2014 £m
Profit for the year	1,501.6	1,245.1	1,151.5
Taxation	388.9	247.5	300.4
Revaluation of financial instruments	48.3	34.7	(50.7)
Finance costs	254.5	224.1	262.7
Finance income	(80.4)	(72.4)	(94.7)
Share of results of associates	(49.8)	(47.0)	(61.9)
Adjustments for:
Non-cash share-based incentive plans (including share options)	106.5	99.0	102.2
Depreciation of property, plant and equipment	220.8	194.7	197.3
Impairment of goodwill	27.0	15.1	16.9
Amortisation and impairment of acquired intangible assets	168.4	140.1	147.5
Amortisation of other intangible assets	38.6	33.7	31.6
Investment write-downs	86.1	78.7	7.3
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)	(186.3)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)	(9.2)
Losses/(gains) on sale of property, plant and equipment	0.8	1.1	(0.8)
(Increase)/decrease in inventories and work in progress	(16.7)	7.8	(9.7)
Increase in trade receivables and accrued income	(53.7)	(882.7)	(132.5)
Increase in trade payables and deferred income	188.7	713.4	449.8
Decrease/(increase) in other receivables	77.4	(39.0)	48.5
(Decrease)/increase in other payables – short term	(303.7)	74.5	(58.9)
Increase in other payables – long-term	4.5	24.2	36.5
Decrease in provisions	(47.8)	(62.3)	(38.7)
Corporation and overseas tax paid	(414.2)	(301.2)	(289.9)
Interest and similar charges paid	(242.1)	(212.0)	(249.1)
Interest received	73.9	61.3	69.8
Investment income	12.5	4.9	11.9
Dividends from associates	60.4	72.6	52.2
Net cash inflow from operating activities	1,773.8	1,359.9	1,703.7

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2016 £m	2015 £m	2014 £m
Initial cash consideration	(424.1)	(463.5)	(382.7)
Cash and cash equivalents acquired (net)	57.3	57.7	74.4
Earnout payments	(92.3)	(43.9)	(34.3)
Purchase of other investments (including associates)	(260.2)	(283.2)	(188.8)
Proceeds on disposal of investments and subsidiaries	80.5	63.4	42.3
Acquisitions and disposals	(638.8)	(669.5)	(489.1)
Cash consideration for non-controlling interests	(58.3)	(23.6)	(5.6)
Net cash outflow	(697.1)	(693.1)	(494.7)

Share repurchases and buy-backs:
	2016 £m	2015 £m	2014 £m
Purchase of own shares by ESOP Trusts	(152.9)	(181.6)	(98.3)
Shares purchased into treasury	(274.5)	(406.0)	(412.5)
Net cash outflow	(427.4)	(587.6)	(510.8)

Net (decrease)/increase in borrowings:
	2016 £m	2015 £m	2014 £m
Proceeds from issue of £400 million bonds	400.0	–	–
Repayment of €498 million bonds	(392.1)	–	–
Proceeds from issues of €600 million bonds	–	858.7	–
Repayment of €500 million bonds	–	(481.9)	–
Premium on exchange of €252 million bonds	–	(13.7)	–
Repayment of $369 million bonds	–	–	(235.3)
Repayment of $600 million bonds	–	–	(333.7)
Repayment of $25 million TNS private placements	–	–	(14.6)
Proceeds from issue of €750 million bonds	–	–	588.7
Proceeds from issue of $750 million bonds	–	–	460.1
(Decrease)/increase in drawings on bank loans	(30.4)	128.9	–
Net cash (outflow)/inflow	(22.5)	492.0	465.2

Cash and cash equivalents:
	£2016 m	£2015 m	£2014 m
Cash at bank and in hand	2,256.2	2,227.8	1,967.0
Short-term bank deposits	180.7	154.6	545.7
Overdrafts[1]	(534.3)	(435.8)	(265.1)
	1,902.6	1,946.6	2,247.6

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Intangible assets

Goodwill

The movements in 2016 and 2015 were as follows:

£m
Cost:
1 January 2015	10,583.0
Additions[1]	763.6
Revision of earnout estimates	19.9
Exchange adjustments	(72.3)
31 December 2015	11,294.2
Additions[1]	796.6
Revision of earnout estimates	28.4
Exchange adjustments	1,820.2
31 December 2016	13,939.4

Accumulated impairment losses and write-downs:
1 January 2015	603.6
Impairment losses for the year	15.1
Exchange adjustments	4.9
31 December 2015	623.6
Impairment losses for the year	20.0
Exchange adjustments	81.5
31 December 2016	725.1

Net book value:
31 December 2016	13,214.3
31 December 2015	10,670.6
1 January 2015	9,979.4

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

Cash-generating units with significant goodwill as at 31 December are:

	2016 £m	2015 £m
GroupM	2,966.2	2,390.7
Kantar	2,573.0	2,223.4
Wunderman	1,297.1	1,083.3
Y&R Advertising	1,140.3	946.9
Burson-Marsteller	590.3	482.6
Other	4,647.4	3,543.7
Total goodwill	13,214.3	10,670.6

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

12. Intangible assets (continued)

Other intangible assets

The movements in 2016 and 2015 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2015	969.3	1,784.2	313.0	3,066.5
Additions	–	–	36.1	36.1
Disposals	–	–	(19.2)	(19.2)
New acquisitions	–	230.7	2.4	233.1
Other movements[1]	–	6.7	(4.1)	2.6
Exchange adjustments	(1.2)	(14.5)	2.8	(12.9)
31 December 2015	968.1	2,007.1	331.0	3,306.2
Additions	–	–	33.0	33.0
Disposals	–	(0.8)	(42.2)	(43.0)
New acquisitions	–	319.1	10.5	329.6
Other movements[1]	–	11.6	4.7	16.3
Exchange adjustments	173.2	198.5	67.1	438.8
31 December 2016	1,141.3	2,535.5	404.1	4,080.9
Amortisation and impairment:
1 January 2015	–	1,187.3	210.3	1,397.6
Charge for the year	–	135.7	33.7	169.4
Disposals	–	–	(18.3)	(18.3)
IT asset write-downs	–	–	29.1	29.1
Other movements	–	–	(7.3)	(7.3)
Exchange adjustments	–	16.5	3.8	20.3
31 December 2015	–	1,339.5	251.3	1,590.8
Charge for the year	–	163.3	38.6	201.9
Disposals	–	(0.4)	(39.5)	(39.9)
Other movements	–	–	2.0	2.0
Exchange adjustments	–	60.6	48.2	108.8
31 December 2016	–	1,563.0	300.6	1,863.6
Net book value:
31 December 2016	1,141.3	972.5	103.5	2,217.3
31 December 2015	968.1	667.6	79.7	1,715.4
1 January 2015	969.3	596.9	102.7	1,668.9

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

Acquired intangible assets at net book value at 31 December 2016 include brand names of £486.2 million (2015: £401.0 million), customer-related intangibles of £448.9 million (2015: £239.9 million), and other assets (including proprietary tools) of £37.4 million (2015: £26.7 million).

The total amortisation and impairment of acquired intangible assets of £168.4 million (2015: £140.1 million) includes £5.1 million (2015: £4.4 million) in relation to associates.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The goodwill impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash flows, using a pre-tax discount rate of 8.5% (2015: 8.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2015: 3.0%) and no assumed improvement in operating margin.

Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £27.0 million (2015: £15.1 million) relates to a number of under-performing businesses in the Group, of which £7.0 million (2015: £nil) is in relation to associates. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

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

13. Property, plant and equipment

The movements in 2016 and 2015 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:
1 January 2015	37.1	110.3	784.7	334.7	598.4	1,865.2
Additions	–	0.4	107.2	39.4	63.3	210.3
New acquisitions	–	1.2	2.2	13.3	4.4	21.1
Disposals	–	(12.6)	(68.2)	(37.7)	(55.9)	(174.4)
Exchange adjustments	–	2.9	11.5	(11.4)	(7.3)	(4.3)
31 December 2015	37.1	102.2	837.4	338.3	602.9	1,917.9
Additions	–	1.3	107.9	55.9	87.0	252.1
New acquisitions	–	–	7.9	6.5	6.2	20.6
Disposals	–	(0.3)	(83.2)	(46.1)	(106.4)	(236.0)
Exchange adjustments	–	23.2	142.5	48.0	153.7	367.4
31 December 2016	37.1	126.4	1,012.5	402.6	743.4	2,322.0

Depreciation:
1 January 2015	–	22.5	412.4	203.4	454.4	1,092.7
Charge for the year	–	5.2	70.5	40.9	78.1	194.7
Disposals	–	(7.7)	(64.8)	(29.5)	(54.5)	(156.5)
Exchange adjustments	–	(0.8)	5.1	(5.9)	(9.1)	(10.7)
31 December 2015	–	19.2	423.2	208.9	468.9	1,120.2
Charge for the year	–	4.3	81.1	45.7	89.7	220.8
Disposals	–	(0.6)	(77.8)	(49.2)	(101.4)	(229.0)
Exchange adjustments	–	2.3	83.3	34.6	121.1	241.3
31 December 2016	–	25.2	509.8	240.0	578.3	1,353.3

Net book value:
31 December 2016	37.1	101.2	502.7	162.6	165.1	968.7
31 December 2015	37.1	83.0	414.2	129.4	134.0	797.7
1 January 2015	37.1	87.8	372.3	131.3	144.0	772.5

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £22.1 million (2015: £61.3 million).

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2016 and 2015 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2015	419.2	340.7	759.9	669.2
Additions	(18.7)	–	(18.7)	357.1
Goodwill arising on acquisition of new associates	–	124.8	124.8	–
Share of results of associate undertakings (note 4)	47.0	–	47.0	–
Dividends	(75.1)	–	(75.1)	–
Other movements	5.1	5.7	10.8	–
Exchange adjustments	(7.9)	(5.8)	(13.7)	18.9
Disposals	(46.7)	(1.6)	(48.3)	(13.8)
Reclassification from/(to) subsidiaries	11.2	(34.9)	(23.7)	–
Revaluation of other investments	–	–	–	206.0
Amortisation of other intangible assets	–	(4.4)	(4.4)	–
Write-downs	–	–	–	(78.7)
31 December 2015	334.1	424.5	758.6	1,158.7
Additions	(1.3)	–	(1.3)	233.5
Goodwill arising on acquisition of new associates	–	292.2	292.2	–
Share of results of associate undertakings (note 4)	49.8	–	49.8	–
Dividends	(60.4)	–	(60.4)	–
Other movements	(45.3)	52.4	7.1	–
Reclassification from other investments to associates	43.6	30.7	74.3	(74.3)
Exchange adjustments	61.6	50.1	111.7	170.4
Disposals	(12.7)	–	(12.7)	(3.4)
Reclassification to subsidiaries	(44.2)	(88.8)	(133.0)	(0.2)
Revaluation of other investments	–	–	–	(93.1)
Amortisation of other intangible assets	–	(5.1)	(5.1)	–
Goodwill impairment	–	(7.0)	(7.0)	–
Write-downs	(4.8)	–	(4.8)	(81.3)
31 December 2016	320.4	749.0	1,069.4	1,310.3

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

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2016 included:

	% owned	Country of incorporation
Asatsu-DK Inc.	24.6	Japan
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Chime Communications Ltd	24.9	UK
CTR Market Research Company Limited	46.0	China
CVSC Sofres Media Co Limited	40.0	China
GIIR Inc	30.0	Korea
Globant S.A.[1]	19.5	Argentina
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Imagina	23.5	Spain
Marktest Investimentos SGPS S.A.	43.1	Portugal
Smollan Holdings (Pty) Ltd	24.8	South Africa

Note

[1]	Although the Group holds less than 20% of Globant S.A, it is considered to be an associate as the Group exercises significant influence over the entity.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2016 was as follows: Asatsu-DK Inc: £202.9 million, GIIR Inc: £26.9 million, Globant SA: £180.7 million and High Co SA: £21.0 million (2015: Asatsu-DK Inc: £171.6 million, GIIR Inc: £25.2 million, Globant SA: £170.3 million and High Co SA: £27.2 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2016 was as follows: Asatsu-DK Inc: £134.5 million, GIIR Inc: £37.9 million, Globant SA: £78.5 million and High Co SA: £31.4 million (2015: Asatsu-DK Inc: £120.1 million, GIIR Inc: £30.4 million, Globant SA: £61.9 million and High Co SA: £28.6 million).

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2016.

	2016 £m	2015 £m	2014 £m
Income statement
Revenue	2,254.5	2,049.5	2,246.5
Operating profit	308.3	283.7	280.6
Profit before taxation	237.2	236.5	267.0
Profit for the year	156.7	162.0	183.0

	2016 £m	2015 £m	2014 £m
Balance sheet
Assets	4,223.1	3,912.4	4,380.3
Liabilities	(1,900.0)	(1,906.2)	(1,823.9)
Net assets	2,323.1	2,006.2	2,556.4

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £89.2 million (2015: £93.1 million).

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

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2016 £m	Offset 2016 £m	As reported 2016 £m	Gross 2015 £m	Offset 2015 £m	As reported 2015 £m
Deferred tax assets	598.0	(457.6)	140.4	410.7	(316.6)	94.1
Deferred tax liabilities	(1,150.0)	457.6	(692.4)	(868.9)	316.6	(552.3)
	(552.0)	–	(552.0)	(458.2)	–	(458.2)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2016 and 2015:

	Deferred compensation £m	Accounting provisions & accruals £m	Retirement benefit obligations £m	Property, plant & equipment £m	Tax losses & credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2015	45.5	51.5	106.4	41.4	48.1	71.5	20.4	22.0	406.8
(Charge)/credit to income	(5.8)	(2.9)	(12.0)	2.1	20.4	(3.3)	11.2	(5.1)	4.6
Charge to other comprehensive income	–	–	(5.2)	–	–	–	–	–	(5.2)
Credit to equity	–	–	–	–	–	6.4	–	–	6.4
Exchange differences	2.2	0.9	1.8	1.2	2.8	4.2	(0.5)	(0.3)	12.3
Transfer to current tax creditor	–	–	–	–	–	–	(14.2)	–	(14.2)
31 December 2015	41.9	49.5	91.0	44.7	71.3	78.8	16.9	16.6	410.7
Acquisition of subsidiaries	–	7.1	–	–	–	0.2	–	15.0	22.3
Credit/(charge) to income	39.5	8.5	28.3	19.2	6.2	(1.8)	(11.7)	7.7	95.9
Credit to other comprehensive income	–	–	1.8	–	–	–	–	–	1.8
Charge to equity	–	–	–	–	–	(15.0)	–	–	(15.0)
Exchange differences	14.2	15.5	20.3	6.9	12.2	13.6	0.7	(1.1)	82.3
31 December 2016	95.6	80.6	141.4	70.8	89.7	75.8	5.9	38.2	598.0

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2016 and 2015:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2015	558.2	19.6	163.7	30.8	49.7	12.7	834.7
Acquisition of subsidiaries	73.4	–	–	–	–	0.4	73.8
(Credit)/charge to income	(44.2)	2.7	4.7	(1.6)	(1.8)	(2.4)	(42.6)
Exchange adjustments	(10.3)	0.2	8.3	1.7	2.8	0.3	3.0
31 December 2015	577.1	22.5	176.7	30.9	50.7	11.0	868.9
Acquisition of subsidiaries	114.8	–	–	–	–	–	114.8
(Credit)/charge to income	(51.3)	3.1	23.5	(0.4)	3.5	17.3	(4.3)
Charge to other comprehensive income	–	–	–	–	–	2.2	2.2
Exchange differences	115.3	2.7	32.3	5.7	9.8	2.6	168.4
31 December 2016	755.9	28.3	232.5	36.2	64.0	33.1	1,150.0

At the balance sheet date, the Group has gross tax losses and other temporary differences of £5,153.2 million (2015: £4,581.9 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,104.4 million (2015: £1,186.3 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,048.8 million (2015: £3,395.6 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £42.4 million that will expire within 1-10 years, and £3,489.3 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £3,270.8 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2016 £m	2015 £m
Work in progress	383.1	315.1
Inventory	17.3	13.9
	400.4	329.0

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2016 £m	2015 £m
Trade receivables (net of bad debt provision)	8,054.2	6,799.4
VAT and sales taxes recoverable	157.2	154.9
Prepayments	310.0	235.0
Accrued income	3,353.8	2,853.8
Fair value of derivatives	14.7	4.6
Other debtors	484.6	447.7
	12,374.5	10,495.4

The ageing of trade receivables and other financial assets is as follows:

2016	Carrying amount at 31 December 2016 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	8,054.2	5,545.6	1,611.0	683.6	156.6	37.2	20.2
Other financial assets	504.5	335.0	91.3	16.3	6.7	11.9	43.3
	8,558.7	5,880.6	1,702.3	699.9	163.3	49.1	63.5

2015	Carrying amount at 31 December 2015 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,799.4	4,290.7	1,704.0	631.9	133.0	35.4	4.4
Other financial assets	453.5	265.7	107.6	23.8	5.1	19.1	32.2
	7,252.9	4,556.4	1,811.6	655.7	138.1	54.5	36.6

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2016 £m	2015 £m
Prepayments	3.7	1.5
Accrued income	9.5	5.8
Fair value of derivatives	8.3	39.7
Other debtors	183.4	131.7
	204.9	178.7

17. Trade and other receivables (continued)

Bad debt provisions:

	2016 £m	2015 £m	2014 £m
Balance at beginning of year	85.4	85.3	92.8
New acquisitions	1.8	1.0	3.2
Charged to operating costs	15.5	21.6	18.9
Exchange adjustments	13.7	0.2	0.3
Utilisations and other movements	(22.6)	(22.7)	(29.9)
Balance at end of year	93.8	85.4	85.3

The allowance for bad and doubtful debts is equivalent to 1.2% (2015: 1.2%, 2014: 1.3%) of gross trade accounts receivables.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2016 £m	2015 £m
Trade payables	10,308.3	8,538.3
Deferred income	1,312.7	1,081.0
Payments due to vendors (earnout agreements)	277.5	126.0
Liabilities in respect of put option agreements with vendors	51.0	51.1
Fair value of derivatives	4.1	0.7
Other creditors and accruals	3,056.8	2,887.9
	15,010.4	12,685.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2016 £m	2015 £m
Payments due to vendors (earnout agreements)	699.0	455.3
Liabilities in respect of put option agreements with vendors	246.0	183.3
Fair value of derivatives	1.8	2.3
Other creditors and accruals	327.0	250.6
	1,273.8	891.5

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

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year (continued)

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2016 £m	2015 £m
Within one year	277.5	126.0
Between one and two years	220.1	104.9
Between two and three years	170.2	105.1
Between three and four years	176.6	110.9
Between four and five years	122.4	122.5
Over five years	9.7	11.9
	976.5	581.3

	2016 £m	2015 £m
At beginning of year	581.3	311.4
Earnouts paid (note 11)	(92.3)	(43.9)
New acquisitions	359.5	262.2
Revision of estimates taken to goodwill (note 12)	28.4	19.9
Revaluation of payments due to vendors (note 6)	11.6	35.6
Exchange adjustments	88.0	(3.9)
At end of year	976.5	581.3

As of 31 December 2016, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £453 million (2015: £nil to £378 million) and £nil to £2,108 million (2015: £nil to £1,645 million), respectively. The increase in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements related to new acquisitions and exchange adjustments, partially offset by earnout arrangements that have completed and payments made on active arrangements during the year.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2016 £m	2015 £m
Bank overdrafts	534.3	435.8
Corporate bonds and bank loans	468.2	496.2
	1,002.5	932.0

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2016 £m	2015 £m
Corporate bonds and bank loans	5,564.9	4,661.2

The Group estimates that the fair value of corporate bonds is £6,101.4 million at 31 December 2016 (2015: £5,207.4 million). The Group considers that the carrying amount of bank loans approximates their fair value. The fair values of the corporate bonds are based on quoted market prices.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2016 £m	2015 £m
Within one year	1,002.5	932.0
Between one and two years	208.0	413.6
Between two and three years	717.2	174.7
Between three and four years	195.7	440.6
Between four and five years	660.9	194.2
Over five years	3,783.1	3,438.1
	6,567.4	5,593.2

21. Provisions for liabilities and charges

The movements in 2016 and 2015 were as follows:

	Property £m	Other £m	Total £m
1 January 2015	44.5	121.9	166.4
Charged to the income statement	9.2	15.6	24.8
Acquisitions[1]	13.3	11.2	24.5
Utilised	(7.2)	(11.4)	(18.6)
Released to the income statement	(2.8)	(10.9)	(13.7)
Transfers	(3.0)	2.5	(0.5)
Exchange adjustments	(1.3)	2.0	0.7
31 December 2015	52.7	130.9	183.6
Charged to the income statement	5.8	14.5	20.3
Acquisitions[1]	11.1	3.9	15.0
Utilised	(14.7)	(18.1)	(32.8)
Released to the income statement	(2.9)	(3.7)	(6.6)
Transfers	(1.6)	14.6	13.0
Exchange adjustments	8.1	27.3	35.4
31 December 2016	58.5	169.4	227.9

Note

[1]

Acquisitions include £3.4 million (2015: £13.5 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2016 £m	2015 £m	2014 £m
Share-based payments (note 5)	106.5	99.0	102.2

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2016, there was £175.9 million (2015: £162.0 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Leadership Equity Acquisition Plan III (LEAP III)

Under LEAP III, the most senior executives of the Group, including certain Executive Directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Shareholder Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The 2012 LEAP III plan vested in March 2017 at a match of 5.0 shares for each investment share, the maximum match possible. The last LEAP III award was granted in 2012 and no further awards will be made following the introduction of the EPSP.

Notes to the consolidated financial statements (continued)

22. Share-based payments (continued)

Executive Performance Share Plan (EPSP)

The first grant of restricted stock under the EPSP was made in 2013. This scheme is intended to reward and incentivise the most senior executives of the Group and has effectively replaced LEAP III. The performance period is five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the five-year performance period. Vesting is conditional on continued employment throughout the vesting period.

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

22. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2016 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2016 number m
LEAP III[1]	2.1	5.4	(0.1)	(6.6)	0.8
Executive Performance Share Plan (EPSP)	6.7	1.8	(0.5)	–	8.0
Performance Share Awards (PSA)	1.7	1.1	(0.1)	(1.5)	1.2
Leaders, Partners and High Potential Group	5.7	2.9	(0.4)	(1.8)	6.4
Weighted average fair value (pence per share):
LEAP III[1]	749p	665p	860p	665p	860p
Executive Performance Share Plan (EPSP)	1,271p	1,705p	1,179p	–	1,373p
Performance Share Awards (PSA)	1,343p	1,490p	1,596p	1,225p	1,596p
Leaders, Partners and High Potential Group	1,401p	1,603p	1,410p	1,242p	1,534p

Note

[1]

The number of shares granted represents the matched shares awarded on vest date for the 2011 LEAP III plan which vested in March 2016. The actual number of shares that vest for each LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2016 was £116.8 million (2015: £111.7 million, 2014: £107.2 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2016 £m	2015 £m	2014 £m
Defined contribution plans	153.5	135.0	129.8
Defined benefit plans charge to operating profit	24.6	25.0	19.1
Pension costs (note 5)	178.1	160.0	148.9
Net interest expense on pension plans (note 6)	6.7	7.3	8.0
	184.8	167.3	156.9

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2016.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2016 amounted to £43.7 million (2015: £70.9 million, 2014: £68.2 million). Employer contributions and benefit payments in 2017 are expected to be approximately £70 million.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

(a) Assumptions

There are a number of areas in pension accounting that involve judgments made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2016 % pa	2015 % pa	2014 % pa	2013 % pa
UK
Discount rate[1]	2.5	3.7	3.4	4.5
Rate of increase in salaries	3.5	3.1	3.1	3.6
Rate of increase in pensions in payment	4.1	3.9	3.9	4.2
Inflation	2.8	2.4	2.4	2.9
North America
Discount rate[1]	3.8	4.0	3.7	4.5
Rate of increase in salaries	3.1	3.0	3.0	3.0
Inflation	4.0	2.5	2.5	2.5
Western Continental Europe
Discount rate[1]	1.7	2.5	2.1	3.7
Rate of increase in salaries	2.0	2.3	2.2	2.4
Rate of increase in pensions in payment	1.3	1.6	2.0	2.0
Inflation	1.7	2.0	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.2	4.2	4.2	4.4
Rate of increase in salaries	5.9	5.8	6.1	5.9
Inflation	4.0	4.0	3.9	4.5

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

23. Provision for post-employment benefits (continued)

At 31 December 2016, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	22.8	22.8	23.6	21.0	19.6
– current pensioners (at age 65) – female	24.5	24.4	24.8	24.2	24.8
– future pensioners (current age 45) – male	24.7	24.4	25.6	23.4	19.6
– future pensioners (current age 45) – female	26.5	26.0	27.0	26.6	24.8

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2015 were 22.9 years and 24.7 years for male and female current pensioners (at age 65) respectively, and 24.8 years and 26.7 years for male and female future pensioners (current age 45), respectively.

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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	12.5	9.3	13.8	17.1	9.1
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	71.4	43.4	17.1	8.1	2.8
Benefits expected to be paid in 2018	65.7	38.3	17.3	7.8	2.3
Benefits expected to be paid in 2019	66.5	37.9	17.4	8.4	2.8
Benefits expected to be paid in 2020	65.4	36.7	17.7	8.5	2.5
Benefits expected to be paid in 2021	65.7	35.1	18.2	8.9	3.5
Benefits expected to be paid in the next five years	315.5	150.5	95.2	49.5	20.3

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

	Increase/(decrease) in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2016 £m	2015 £m
Discount rate
Increase by 25 basis points
UK	(13.3)	(10.9)
North America	(10.9)	(9.4)
Western Continental Europe	(10.1)	(7.8)
Other[1]	(0.6)	(0.5)
Decrease by 25 basis points
UK	14.1	11.5
North America	11.2	9.7
Western Continental Europe	10.6	8.2
Other[1]	0.6	0.5
Rate of increase in salaries
Increase by 25 basis points
UK	0.2	0.2
North America	–	0.1
Western Continental Europe	1.4	1.3
Other[1]	0.6	0.5
Decrease by 25 basis points
UK	(0.2)	(0.1)
North America	–	–
Western Continental Europe	(1.4)	(1.3)
Other[1]	(0.6)	(0.5)
Rate of increase in pensions in payment
Increase by 25 basis points
UK	2.3	2.1
Western Continental Europe	6.8	5.3
Decrease by 25 basis points
UK	(2.3)	(2.0)
Western Continental Europe	(6.4)	(5.0)
Life expectancy
Increase in longevity by one additional year
UK	17.7	13.3
North America	6.2	5.1
Western Continental Europe	7.4	5.6
Other[1]	–	–

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2016 £m	%	2015 £m	%	2014 £m	%
Equities	161.9	17.3	132.5	16.3	151.1	17.8
Bonds	566.0	60.6	479.5	58.9	496.2	58.4
Insured annuities	63.5	6.8	60.5	7.4	68.0	8.0
Property	1.6	0.2	1.5	0.2	1.4	0.2
Cash	44.9	4.8	65.1	8.0	52.2	6.1
Other	96.3	10.3	75.1	9.2	80.6	9.5
Total fair value of assets	934.2	100.0	814.2	100.0	849.5	100.0
Present value of liabilities	(1,209.8)		(1,039.9)		(1,144.8)
Deficit in the plans	(275.6)		(225.7)		(295.3)
Irrecoverable surplus	(0.9)		(3.6)		(0.9)
Net liability[1]	(276.5)		(229.3)		(296.2)
Plans in surplus	28.0		31.4		17.2
Plans in deficit	(304.5)		(260.7)		(313.4)

Note

[1]	The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2016 £m	2015 £m	2014 £m
UK	20.0	30.9	11.4
North America	(133.8)	(123.4)	(150.1)
Western Continental Europe	(116.9)	(97.4)	(126.2)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(44.9)	(35.8)	(30.4)
Deficit in the plans	(275.6)	(225.7)	(295.3)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2016 Surplus/ (deficit) £m	2016 Present value of liabilities £m	2015 Surplus/ (deficit) £m	2015 Present value of liabilities £m	2014 Surplus/ (deficit) £m	2014 Present value of liabilities £m
Funded plans by region
UK	20.0	(406.4)	30.9	(352.6)	11.4	(385.8)
North America	(56.0)	(420.4)	(45.5)	(364.5)	(70.6)	(402.5)
Western Continental Europe	(48.9)	(180.9)	(42.3)	(143.9)	(67.8)	(178.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.8)	(17.2)	(4.9)	(15.0)	(5.4)	(15.2)
Deficit/liabilities in the funded plans	(90.7)	(1,024.9)	(61.8)	(876.0)	(132.4)	(981.9)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(77.8)	(77.8)	(77.9)	(77.9)	(79.5)	(79.5)
Western Continental Europe	(68.0)	(68.0)	(55.1)	(55.1)	(58.4)	(58.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(39.1)	(39.1)	(30.9)	(30.9)	(25.0)	(25.0)
Deficit/liabilities in the unfunded plans	(184.9)	(184.9)	(163.9)	(163.9)	(162.9)	(162.9)
Deficit/liabilities in the plans	(275.6)	(1,209.8)	(225.7)	(1,039.9)	(295.3)	(1,144.8)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2016 £m	2015 £m	2014 £m
Service cost[1]	22.4	23.0	17.3
Administrative expenses	2.2	2.0	1.8
Charge to operating profit	24.6	25.0	19.1
Net interest expense on pension plans	6.7	7.3	8.0
Charge to profit before taxation for defined benefit plans	31.3	32.3	27.1
Return on plan assets (excluding interest income)	66.3	(31.7)	68.9
Changes in demographic assumptions underlying the present value of the plan liabilities	6.7	13.8	(12.3)
Changes in financial assumptions underlying the present value of the plan liabilities	(92.6)	55.4	(141.4)
Experience gain/(loss) arising on the plan liabilities	1.0	(1.3)	(1.8)
Change in irrecoverable surplus	2.7	(2.7)	–
Actuarial (loss)/gain recognised in OCI	(15.9)	33.5	(86.6)

Note

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

23. Provision for post-employment benefits (continued)

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2016 £m	2015 £m	2014 £m
Plan liabilities at beginning of year	1,039.9	1,144.8	972.8
Service cost[1]	22.4	23.0	17.3
Interest cost	37.2	34.6	40.7
Actuarial (gain)/loss
Effect of changes in demographic assumptions	(6.7)	(13.8)	12.3
Effect of changes in financial assumptions	92.6	(55.4)	141.4
Effect of experience adjustments	(1.0)	1.3	1.8
Benefits paid	(92.4)	(112.6)	(57.7)
Loss due to exchange rate movements	124.2	13.4	14.8
Settlement payments	(4.8)	–	–
Other[2]	(1.6)	4.6	1.4
Plan liabilities at end of year	1,209.8	1,039.9	1,144.8

Notes

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2016 £m	2015 £m	2014 £m
Fair value of plan assets at beginning of year	814.2	849.5	726.2
Interest income on plan assets	30.5	27.3	32.7
Return on plan assets (excluding interest income)	66.3	(31.7)	68.9
Employer contributions	43.7	70.9	68.2
Benefits paid	(92.4)	(112.6)	(57.7)
Gain due to exchange rate movements	78.8	12.4	12.6
Settlement payments	(4.8)	–	–
Administrative expenses	(2.2)	(2.0)	(1.8)
Other[1]	0.1	0.4	0.4
Fair value of plan assets at end of year	934.2	814.2	849.5
Actual return on plan assets	96.8	(4.4)	101.6

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

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2016 were primarily made up of $2,862 million, £1,000 million and €2,952 million. The Group’s average gross debt during the course of 2016 was $3,182 million, £781 million and €3,132 million.

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

Including the effect of interest rate and cross-currency swaps, 54.2% of the year-end US dollar debt is at fixed rates averaging 4.62% for an average period of 212 months; 80.0% of the sterling debt is at a fixed rate of 4.53% for an average period of 193 months; and 100% of the euro debt is at fixed rates averaging 1.85% for an average period of 93 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2016 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

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

At 31 December 2016, the Group has access to £8.2 billion of committed facilities with maturity dates spread over the years 2017 to 2046 as illustrated below:

	£m	2017 £m	2018 £m	2019 £m	2020 £m	2021+ £m
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $500m (5.625% ’43)	405.0					405.0
US bond $300m (5.125% ’42)	243.0					243.0
Eurobonds €600m (1.625% ’30)	512.6					512.6
Eurobonds €750m (2.25% ’26)	640.8					640.8
US bond $750m (3.75% ’24)	607.5					607.5
Eurobonds €750m (3.0% ’23)	640.8					640.8
US bond $500m (3.625% ’22)	405.0					405.0
US bond $812m (4.75% ’21)	658.0					658.0
Bank revolver ($2,500m)	2,025.1					2,025.1
£ bonds £200m (6.375% ’20)	200.0				200.0
Eurobonds €600m (0.75% ’19)	512.6			512.6
Bank revolver (A$520m)	304.0			304.0

Eurobonds €252m (0.43% ’18)	215.3		215.3
£ bonds £400m (6.0% ’17)	400.0	400.0
Total committed facilities available	8,169.7	400.0	215.3	816.6	200.0	6,537.8
Drawn down facilities at 31 December 2016	6,047.4	400.0	215.3	719.4	200.0	4,512.7
Undrawn committed credit facilities	2,122.3

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

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2016.

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

Currency risk

At 31 December 2016, the Group’s major foreign currency denominated borrowings are held in individual entities with the same financial reporting currencies as borrowings. Therefore a weakening or strengthening of sterling against the Group’s major currencies would not result in any gains or losses. In 2015, a 10% weakening of sterling would have resulted in a £40.8m loss being posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would have been partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect.

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2016 would increase profit before tax by approximately £4.5 million (2015: £7.9 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

During 2016, the Group held no currency derivatives. In 2015, the amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a charge of £73.5 million for cash flow hedges. In 2015 and 2014, changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £3.2 million and £23.0 million, respectively, which is included in the revaluation of financial instruments for the year.

The Group designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £122.0 million (2015: £86.5 million). The Group estimates the fair value of these contracts to be a net asset of £0.1 million (2015: £3.9 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with a nominal value of $500 million have fixed interest receipts of 3.63% until September 2022 and have floating interest payments averaging LIBOR plus 1.52%. Contracts with a nominal value of $812 million have fixed interest receipts of 4.75% until November 2021 and have floating rate payments averaging LIBOR plus 2.17% (set in arrears). Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%. Contracts with a nominal value of A$30 million have fixed interest receipts of 2.59% until December 2017 and have floating rate payments based on the Australian bank bill swap bid rate (BBSY). Contracts with a nominal value of A$30 million have fixed interest rate receipts of 2.85% until August 2017 and have floating rate payments based on the Australian bank bill swap reference rate (BBSW).

The fair value of interest rate swaps entered into at 31 December 2016 is estimated to be a net asset of approximately £17.0 million (2015: £37.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £20.0 million (2015: £39.7 million) assets included in trade and other receivables and £3.0 million (2015: £2.3 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a loss of £5.2 million (2015: loss of £6.8 million, 2014: gain of £5.3 million) which is included in the revaluation of financial instruments for the year. This loss resulted from a £19.3 million loss on hedging instruments and a £14.1 million gain on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2016
Other investments	–	–	–	1,310.3	–	1,310.3
Cash and short-term deposits	–	–	2,436.9	–	–	2,436.9
Bank overdrafts and loans	–	–	–	–	(1,002.5)	(1,002.5)
Bonds and bank loans	–	–	–	–	(5,564.9)	(5,564.9)
Trade and other receivables: amounts falling due within one year	–	–	8,468.8	–	–	8,468.8
Trade and other receivables: amounts falling due after more than one year	–	–	89.9	–	–	89.9
Trade and other payables: amounts falling due within one year	–	–	–	–	(10,398.9)	(10,398.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.4)	(8.4)
Derivative assets	20.0	3.0	–	–	–	23.0
Derivative liabilities	(3.0)	(2.9)	–	–	–	(5.9)
Payments due to vendors (earnout agreements) (note 19)	–	(976.5)	–	–	–	(976.5)
Liabilities in respect of put options	–	(297.0)	–	–	–	(297.0)
	17.0	(1,273.4)	10,995.6	1,310.3	(16,974.7)	(5,925.2)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2015
Other investments	–	–	–	1,158.7	–	1,158.7
Cash and short-term deposits	–	–	2,382.4	–	–	2,382.4
Bank overdrafts and loans	–	–	–	–	(932.0)	(932.0)
Bonds and bank loans	–	–	–	–	(4,661.2)	(4,661.2)
Trade and other receivables: amounts falling due within one year	–	–	7,184.4	–	–	7,184.4
Trade and other receivables: amounts falling due after more than one year	–	–	68.5	–	–	68.5
Trade and other payables: amounts falling due within one year	–	–	–	–	(8,595.5)	(8,595.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(5.3)	(5.3)
Derivative assets	39.7	4.6	–	–	–	44.3
Derivative liabilities	(2.3)	(0.7)	–	–	–	(3.0)
Payments due to vendors (earnout agreements) (note 19)	–	(581.3)	–	–	–	(581.3)
Liabilities in respect of put options	–	(234.4)	–	–	–	(234.4)
	37.4	(811.8)	9,635.3	1,158.7	(14,194.0)	(4,174.4)

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

25. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m
2016
Derivatives in designated hedge relationships
Derivative assets	–	20.0	–
Derivative liabilities	–	(3.0)	–
Held for trading
Derivative assets	–	3.0	–
Derivative liabilities	–	(2.9)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(976.5)
Liabilities in respect of put options	–	–	(297.0)
Available for sale
Other investments	429.3	–	881.0

	Level 1 £m	Level 2 £m	Level 3 £m
2015
Derivatives in designated hedge relationships
Derivative assets	–	39.7	–
Derivative liabilities	–	(2.3)	–
Held for trading
Derivative assets	–	4.6	–
Derivative liabilities	–	(0.7)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(581.3)
Liabilities in respect of put options	–	–	(234.4)
Available for sale
Other investments	311.4	–	847.3

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m
1 January 2015	(184.9)	534.4
Losses recognised in the income statement	(11.3)	(2.2)
Gain recognised in other comprehensive income	–	196.4
Exchange adjustments	21.4	13.3
Additions	(86.8)	113.5
Disposals	–	(8.1)
Cancellations	25.3	–
Settlements	1.9	–
31 December 2015	(234.4)	847.3
Losses recognised in the income statement	(17.2)	(1.6)
Gain recognised in other comprehensive income	–	(105.6)
Exchange adjustments	(47.4)	112.9
Additions	(42.9)	105.7
Disposals	–	(3.4)
Reclassifications from other investments to interests in associates	–	(74.3)
Settlements	44.9	–
31 December 2016	(297.0)	881.0

Note

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 19.

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

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2016, the weighted average growth rate in estimating future financial performance was 25.0% (2015: 20.3%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2016 was 1.5% (2015: 1.7%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £13.4 million (2015: £11.9 million) and £17.9 million (2015: £19.0 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £16.0 million (2015: £11.6 million) and £16.4 million (2015: £11.9 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

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

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2014	1,750,000,000	175.0
At 31 December 2014	1,750,000,000	175.0
At 31 December 2015	1,750,000,000	175.0
At 31 December 2016	1,750,000,000	175.0

Issued and fully paid
At 1 January 2014	1,348,733,317	134.9
Exercise of share options	3,914,407	0.4
Treasury share cancellations	(26,900,000)	(2.7)
At 31 December 2014	1,325,747,724	132.6
Exercise of share options	3,618,300	0.3
At 31 December 2015	1,329,366,024	132.9
Exercise of share options	2,514,706	0.3
At 31 December 2016	1,331,880,730	133.2

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2016 was 13,857,706 (2015: 17,154,359), and £251.7 million (2015: £268.1 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2016 was 51,026,358 (2015: 34,619,468) and £926.6 million (2015: £541.1 million) respectively.

26. Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2016, unexercised options over ordinary shares of 6,741 and unexercised options over ADRs of 422 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
422	59.170	2011 - 2018

WPP Worldwide Share Ownership Program

As at 31 December 2016, unexercised options over ordinary shares of 4,447,052 and unexercised options over ADRs of 672,573 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
2,750	4.819	2011 - 2018
50,250	5.483	2012 - 2019
26,500	5.483	2013 - 2019
1,750	5.608	2012 - 2019
1,200	5.913	2011 - 2018
875	5.917	2011 - 2018
24,425	6.028	2011 - 2018
8,875	6.268	2014 - 2018
158,050	6.268	2014 - 2021
64,125	6.268	2015 - 2021
125	6.668	2009 - 2017
1,300	7.005	2010 - 2017
750	7.113	2013 - 2017
102,050	7.113	2013 - 2020
41,500	7.113	2014 - 2020
500	7.478	2011 - 2017
4,500	7.543	2014 - 2020
9,050	7.718	2010 - 2017
390,820	8.458	2015 - 2022
75,000	13.145	2017 - 2021
2,472,576	13.145	2017 - 2024
5,625	13.145	2018 - 2024
970,706	13.505	2016 - 2023
33,750	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
19,610	44.560	2012 - 2019
46,650	49.230	2014 - 2021
30,495	56.560	2013 - 2020
12,270	59.500	2011 - 2018
71,134	67.490	2015 - 2022
4,915	75.760	2010 - 2017
266,516	102.670	2017 - 2024
220,983	110.760	2016 - 2023

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

WPP Share Option Plan 2015

As at 31 December 2016, unexercised options over ordinary shares of 6,599,650 and unexercised options over ADRs of 734,760 have been granted under the WPP Share Option Plan 2015 as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
102,625	15.150	2018 - 2022
2,878,700	15.150	2018 - 2025
6,875	15.150	2019 - 2025
3,591,825	17.055	2019 - 2026
19,625	17.055	2019 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
417,770	105.490	2020 - 2026
316,990	115.940	2018 - 2025

The aggregate status of the WPP Share Option Plans during 2016 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2016	Granted	Exercised	Lapsed	Outstanding 31 December 2016	Exercisable 31 December 2016
WPP	22,473	–	(12,842)	(780)	8,851	8,851
WWOP	11,881,717	–	(2,488,979)	(1,582,821)	7,809,917	3,890,386
WSOP	5,678,475	5,776,275	(5,700)	(1,175,600)	10,273,450	–
24/7	9,420	–	(7,185)	(2,235)	–	–
	17,592,085	5,776,275	(2,514,706)	(2,761,436)	18,092,218	3,899,237

Weighted-average exercise price for options over

	1 January 2016	Granted	Exercised	Lapsed	Outstanding 31 December 2016	Exercisable 31 December 2016
Ordinary shares (£)
WPP	7.950	–	6.679	–	9.355	9.355
WWOP	11.859	–	11.137	12.475	12.059	10.542
WSOP	15.150	17.055	–	15.243	16.192	–
ADRs ($)
WPP	66.270	–	69.387	63.900	59.170	59.170
WWOP	90.449	–	61.647	96.402	93.131	86.871
WSOP	115.940	105.490	–	115.006	109.998	–
24/7	57.635	–	56.688	60.679	–	–

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
4.819 - 17.055	14.525	87

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.56 - 115.94	101.925	95

26. Authorised and issued share capital (continued)

As at 31 December 2016 there was £9.9 million (2015: £10.4 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2015: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2016	2015	2014
Fair value of UK options (shares)	135.0p	144.0p	155.0p
Fair value of US options (ADRs)	$9.94	$11.34	$12.23
Weighted average assumptions:
UK Risk-free interest rate	0.44%	1.04%	1.12%
US Risk-free interest rate	1.60%	1.45%	1.28%
Expected life (months)	48	48	48
Expected volatility	16%	17%	20%
Dividend yield	2.8%	2.8%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2016 was £16.45 (2015: £14.74, 2014: £12.65) and the average ADR price for the same period was $111.20 (2015: $112.88, 2014: $104.21).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans

In 2015, the Group introduced the Share Option Plan 2015 to replace both the ‘all-employee’ Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

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

Notes to the consolidated financial statements (continued)

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2014	–	(122.1)	93.8	345.6	317.3
Exchange adjustments on foreign currency net investments	–	–	–	(224.3)	(224.3)
Gain on revaluation of available for sale investments	–	–	64.6	–	64.6
Recognition and remeasurement of financial instruments	–	(44.1)	–	–	(44.1)
Treasury share cancellations	2.7	–	–	–	2.7
Share purchases – close period commitments	–	(80.0)	–	–	(80.0)
31 December 2014	2.7	(246.2)	158.4	121.3	36.2
Exchange adjustments on foreign currency net investments	–	–	–	(272.9)	(272.9)
Gain on revaluation of available for sale investments	–	–	206.0	–	206.0
Recognition and remeasurement of financial instruments	–	(59.0)	–	–	(59.0)
Share purchases – close period commitments	–	80.0	–	–	80.0
31 December 2015	2.7	(225.2)	364.4	(151.6)	(9.7)
Exchange adjustments on foreign currency net investments	–	–	–	1,309.9	1,309.9
Loss on revaluation of available for sale investments	–	–	(93.1)	–	(93.1)
Recognition and remeasurement of financial instruments	–	(21.9)	–	–	(21.9)
31 December 2016	2.7	(247.1)	271.3	1,158.3	1,185.2

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

Acquisitions in 2016

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	10.5	319.1	329.6
Property, plant and equipment	20.6	–	20.6
Cash	57.1	–	57.1
Trade receivables due within one year	249.5	–	249.5
Other current assets	78.0	–	78.0
Total assets	415.7	319.1	734.8
Current liabilities	(299.4)	(2.8)	(302.2)
Trade and other payables due after one year	(40.4)	(59.5)	(99.9)
Deferred tax liabilities	–	(96.1)	(96.1)
Provisions	(0.1)	(11.5)	(11.6)
Bank loans	(144.4)	–	(144.4)
Total liabilities	(484.3)	(169.9)	(654.2)
Net assets	(68.6)	149.2	80.6
Non-controlling interests			(15.0)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(98.5)
Goodwill			799.3
Consideration			766.4
Consideration satisfied by:
Cash			423.3
Payments due to vendors			343.1

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £54.8 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2016 and the date the financial statements have been authorised for issue.

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

31. Reconciliation of profit before interest and taxation to headline PBIT

Reconciliation of profit before interest and taxation to headline PBIT:

	2016 £m	2015 £m	2014 £m
Profit before interest and taxation	2,112.9	1,679.0	1,569.2
Amortisation and impairment of acquired intangible assets	168.4	140.1	147.5
Goodwill impairment	27.0	15.1	16.9
Gains on disposal of investments and subsidiaries	(44.3)	(131.0)	(186.3)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(232.4)	(165.0)	(9.2)
Investment write-downs	86.1	78.7	7.3
Restructuring costs	27.4	106.2	127.6
IT asset write-downs	–	29.1	–
Share of exceptional losses of associates	15.2	21.8	7.6
Headline PBIT	2,160.3	1,774.0	1,680.6
Net sales margin[1]	17.4%	16.9%	16.7%

Note

[1]	Headline PBIT as a percentage of net sales.

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

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB. In the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

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

Condensed consolidating income statement information

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	14,388.9	—	14,388.9
Direct costs	—	—	—	(1,991.1)	—	(1,991.1)
Net sales	—	—	—	12,397.8	—	12,397.8
Operating costs	13.8	(828.2)	(0.1)	(9,520.2)	—	(10,334.7)
Operating profit/(loss)	13.8	(828.2)	(0.1)	2,877.6	—	2,063.1
Share of results of subsidiaries	1,497.4	2,518.2	—	—	(4,015.6)	—
Share of results of associates	—	—	—	49.8	—	49.8
Profit/(loss) before interest and taxation	1,511.2	1,690.0	(0.1)	2,927.4	(4,015.6)	2,112.9
Finance income	—	28.8	121.1	231.9	(301.4)	80.4
Finance costs	(102.5)	(222.1)	(98.8)	(132.5)	301.4	(254.5)
Revaluation of financial instruments	(8.6)	—	7.0	(46.7)	—	(48.3)
Profit before taxation	1,400.1	1,496.7	29.2	2,980.1	(4,015.6)	1,890.5
Taxation	—	0.7	—	(389.6)	—	(388.9)
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Attributable to:
Equity holders of the parent	1,400.1	1,497.4	29.2	2,489.0	(4,015.6)	1,400.1
Non-controlling interests	—	—	—	101.5	—	101.5
	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	12,235.2	—	12,235.2
Direct costs	—	—	—	(1,710.9)	—	(1,710.9)
Net sales	—	—	—	10,524.3	—	10,524.3
Operating costs	10.6	(83.0)	(0.1)	(8,819.8)	—	(8,892.3)
Operating profit/(loss)	10.6	(83.0)	(0.1)	1,704.5	—	1,632.0
Share of results of subsidiaries	1,298.5	1,507.3	—	—	(2,805.8)	—
Share of results of associates	—	—	—	47.0	—	47.0
Profit/(loss) before interest and taxation	1,309.1	1,424.3	(0.1)	1,751.5	(2,805.8)	1,679.0
Finance income	1.2	32.0	88.4	166.0	(215.2)	72.4
Finance costs	(146.1)	(161.6)	(87.4)	(44.2)	215.2	(224.1)
Revaluation of financial instruments	(4.0)	—	—	(30.7)	—	(34.7)
Profit before taxation	1,160.2	1,294.7	0.9	1,842.6	(2,805.8)	1,492.6
Taxation	—	3.8	—	(251.3)	—	(247.5)
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Attributable to:
Equity holders of the parent	1,160.2	1,298.5	0.9	1,506.4	(2,805.8)	1,160.2
Non-controlling interests	—	—	—	84.9	—	84.9
	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1

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

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	1,309.9	1,309.9	(1.2)	1,379.2	(2,619.8)	1,378.0
Loss on revaluation of available for sale investments	(93.1)	(93.1)	—	(93.1)	186.2	(93.1)
	1,216.8	1,216.8	(1.2)	1,286.1	(2,433.6)	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(15.9)	(15.9)	—	(15.9)	31.8	(15.9)
Deferred tax on defined benefit pension plans	(0.4)	(0.4)	—	(0.4)	0.8	(0.4)
	(16.3)	(16.3)	—	(16.3)	32.6	(16.3)
Other comprehensive income/(loss) for the year	1,200.5	1,200.5	(1.2)	1,269.8	(2,401.0)	1,268.6
Total comprehensive income for the year	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2
Attributable to:
Equity holders of the parent	2,600.6	2,697.9	28.0	3,690.7	(6,416.6)	2,600.6
Non-controlling interests	—	—	—	169.6	—	169.6
	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(272.9)	(272.9)	(0.9)	(275.0)	545.8	(275.9)
Gain on revaluation of available for sale investments	206.0	206.0	—	206.0	(412.0)	206.0
	(66.9)	(66.9)	(0.9)	(69.0)	133.8	(69.9)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	33.5	33.5	—	33.5	(67.0)	33.5
Deferred tax on defined benefit pension plans	(5.2)	(5.2)	—	(5.2)	10.4	(5.2)
	28.3	28.3	—	28.3	(56.6)	28.3
Other comprehensive loss for the year	(38.6)	(38.6)	(0.9)	(40.7)	77.2	(41.6)
Total comprehensive income for the year	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5
Attributable to:
Equity holders of the parent	1,121.6	1,259.9	—	1,468.7	(2,728.6)	1,121.6
Non-controlling interests	—	—	—	81.9	—	81.9
	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5

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

Condensed consolidating cash flow statement information

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	963.1	1,002.2	65.5	(257.0)	—	1,773.8
Investing activities
Acquisitions and disposals	—	—	—	(638.8)	—	(638.8)
Purchases of property, plant and equipment	—	(1.1)	—	(251.0)	—	(252.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(33.0)	—	(33.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.7	—	7.7
Net cash outflow from investing activities	—	(1.1)	—	(915.1)	—	(916.2)
Financing activities
Share option proceeds	27.2	—	—	—	—	27.2
Cash consideration for non-controlling interests	—	(1.3)	—	(57.0)	—	(58.3)
Share repurchases and buy-backs	(274.5)	—	—	(152.9)	—	(427.4)
Net (decrease)/increase in borrowings	(392.1)	—	—	369.6	—	(22.5)
Financing and share issue costs	—	—	—	(6.4)	—	(6.4)
Equity dividends paid	(616.5)	—	—	—	—	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(89.6)	—	(89.6)
Net cash (outflow)/inflow from financing activities	(1,255.9)	(1.3)	—	63.7	—	(1,193.5)
Net (decrease)/increase in cash and cash equivalents	(292.8)	999.8	65.5	(1,108.4)	—	(335.9)
Translation differences	(5.7)	(154.6)	(13.1)	465.3	—	291.9
Cash and cash equivalents at beginning of year	(926.5)	(2,468.9)	(67.5)	5,409.5	—	1,946.6
Cash and cash equivalents at end of year	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	983.6	(658.3)	(5.6)	1,040.2	—	1,359.9
Investing activities
Acquisitions and disposals	—	(16.9)	—	(652.6)	—	(669.5)
Purchases of property, plant and equipment	—	(2.0)	—	(208.3)	—	(210.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.1)	—	(36.1)
Proceeds on disposal of property, plant and equipment	—	—	—	13.4	—	13.4
Net cash outflow from investing activities	—	(18.9)	—	(883.6)	—	(902.5)
Financing activities
Share option proceeds	27.6	—	—	—	—	27.6
Cash consideration for non-controlling interests	—	—	—	(23.6)	—	(23.6)
Share repurchases and buy-backs	(406.0)	—	—	(181.6)	—	(587.6)
Net increase/(decrease) in borrowings	(13.7)	—	—	505.7	—	492.0
Financing and share issue costs	—	—	—	(11.4)	—	(11.4)
Equity dividends paid	(545.8)	—	—	—	—	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(55.2)	—	(55.2)
Net cash (outflow)/inflow from financing activities	(937.9)	—	—	233.9	—	(704.0)
Net (decrease)/increase in cash and cash equivalents	45.7	(677.2)	(5.6)	390.5	—	(246.6)
Translation differences	10.4	2.3	(3.3)	(63.8)	—	(54.4)
Cash and cash equivalents at beginning of year	(982.6)	(1,794.0)	(58.6)	5,082.8	—	2,247.6
Cash and cash equivalents at end of year	(926.5)	(2,468.9)	(67.5)	5,409.5	—	1,946.6

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

Condensed consolidating balance sheet information

At 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,214.3	—	13,214.3
Other	—	—	—	2,217.3	—	2,217.3
Property, plant and equipment	—	7.1	—	961.6	—	968.7
Investment in subsidiaries	13,356.0	24,162.9	—	—	(37,518.9)	—
Interests in associates and joint ventures	—	—	—	1,069.4	—	1,069.4
Other investments	—	—	—	1,310.3	—	1,310.3
Deferred tax assets	—	—	—	140.4	—	140.4
Trade and other receivables	—	—	7.0	197.9	—	204.9
Intercompany receivables	—	238.9	2,276.8	7,626.3	(10,142.0)	—
	13,356.0	24,408.9	2,283.8	26,737.5	(47,660.9)	19,125.3
Current assets
Inventory and work in progress	—	—	—	400.4	—	400.4
Corporate income tax recoverable	—	—	—	231.2	—	231.2
Trade and other receivables	11.5	377.9	0.1	11,985.0	—	12,374.5
Intercompany receivables	1,628.7	1,690.2	45.9	2,651.1	(6,015.9)	—
Cash and short-term deposits	13.7	151.8	—	5,300.5	(3,029.1)	2,436.9
	1,653.9	2,219.9	46.0	20,568.2	(9,045.0)	15,443.0
Current liabilities
Trade and other payables	(21.0)	(69.5)	(21.3)	(14,898.6)	—	(15,010.4)
Intercompany payables	(2,659.2)	(3,141.1)	—	(215.6)	6,015.9	—
Corporate income tax payable	—	—	—	(752.3)	—	(752.3)
Bank overdrafts and loans	(1,641.8)	(1,775.5)	(15.1)	(599.2)	3,029.1	(1,002.5)
	(4,322.0)	(4,986.1)	(36.4)	(16,465.7)	9,045.0	(16,765.2)
Net current (liabilities)/assets	(2,668.1)	(2,766.2)	9.6	4,102.5	—	(1,322.2)
Total assets less current liabilities	10,687.9	21,642.7	2,293.4	30,840.0	(47,660.9)	17,803.1
Non-current liabilities
Bonds and bank loans	—	—	(2,282.9)	(3,282.0)	—	(5,564.9)
Trade and other payables	—	—	—	(1,273.8)	—	(1,273.8)
Intercompany payables	(1,363.4)	(8,286.7)	—	(491.9)	10,142.0	—
Deferred tax liabilities	—	—	—	(692.4)	—	(692.4)
Provision for post-employment benefits	—	—	—	(276.5)	—	(276.5)
Provisions for liabilities and charges	—	—	—	(227.9)	—	(227.9)
	(1,363.4)	(8,286.7)	(2,282.9)	(6,244.5)	10,142.0	(8,035.5)
Net assets	9,324.5	13,356.0	10.5	24,595.5	(37,518.9)	9,767.6
Attributable to:
Equity share owners’ funds	9,324.5	13,356.0	10.5	24,152.4	(37,518.9)	9,324.5
Non-controlling interests	—	—	—	443.1	—	443.1
Total equity	9,324.5	13,356.0	10.5	24,595.5	(37,518.9)	9,767.6

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

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. In accordance with SEC Regulation S-X Rule 3-10, condensed consolidating financial information containing financial information for WPP Finance 2010 and the guarantors is presented. Condensed consolidating financial information is prepared in accordance with IFRS as issued by the IASB. In the parent company, subsidiary issuer and subsidiary guarantors columns investments in subsidiaries are accounted for under the equity method of accounting. Under the equity method, earnings of subsidiaries are reflected as “share of results of subsidiaries” in the income statement and as “investment in subsidiaries” in the balance sheet, as required by the SEC.

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

Condensed consolidating income statement information

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	14,388.9	—	14,388.9
Direct costs	—	—	—	(1,991.1)	—	(1,991.1)
Net sales	—	—	—	12,397.8	—	12,397.8
Operating costs	13.8	(828.2)	(0.1)	(9,520.2)	—	(10,334.7)
Operating profit/(loss)	13.8	(828.2)	(0.1)	2,877.6	—	2,063.1
Share of results of subsidiaries	1,497.4	2,518.2	—	—	(4,015.6)	—
Share of results of associates	—	—	—	49.8	—	49.8
Profit/(loss) before interest and taxation	1,511.2	1,690.0	(0.1)	2,927.4	(4,015.6)	2,112.9
Finance income	—	28.8	121.1	231.9	(301.4)	80.4
Finance costs	(102.5)	(222.1)	(98.8)	(132.5)	301.4	(254.5)
Revaluation of financial instruments	(8.6)	—	7.0	(46.7)	—	(48.3)
Profit before taxation	1,400.1	1,496.7	29.2	2,980.1	(4,015.6)	1,890.5
Taxation	—	0.7	—	(389.6)	—	(388.9)
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Attributable to:
Equity holders of the parent	1,400.1	1,497.4	29.2	2,489.0	(4,015.6)	1,400.1
Non-controlling interests	—	—	—	101.5	—	101.5
	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	12,235.2	—	12,235.2
Direct costs	—	—	—	(1,710.9)	—	(1,710.9)
Net sales	—	—	—	10,524.3	—	10,524.3
Operating costs	10.6	(83.0)	(0.1)	(8,819.8)	—	(8,892.3)
Operating profit/(loss)	10.6	(83.0)	(0.1)	1,704.5	—	1,632.0
Share of results of subsidiaries	1,298.5	1,507.3	—	—	(2,805.8)	—
Share of results of associates	—	—	—	47.0	—	47.0
Profit/(loss) before interest and taxation	1,309.1	1,424.3	(0.1)	1,751.5	(2,805.8)	1,679.0
Finance income	1.2	32.0	88.4	166.0	(215.2)	72.4
Finance costs	(146.1)	(161.6)	(87.4)	(44.2)	215.2	(224.1)
Revaluation of financial instruments	(4.0)	—	—	(30.7)	—	(34.7)
Profit before taxation	1,160.2	1,294.7	0.9	1,842.6	(2,805.8)	1,492.6
Taxation	—	3.8	—	(251.3)	—	(247.5)
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Attributable to:
Equity holders of the parent	1,160.2	1,298.5	0.9	1,506.4	(2,805.8)	1,160.2
Non-controlling interests	—	—	—	84.9	—	84.9
	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1

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

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	1,309.9	1,309.9	(1.2)	1,379.2	(2,619.8)	1,378.0
Loss on revaluation of available for sale investments	(93.1)	(93.1)	—	(93.1)	186.2	(93.1)
	1,216.8	1,216.8	(1.2)	1,286.1	(2,433.6)	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(15.9)	(15.9)	—	(15.9)	31.8	(15.9)
Deferred tax on defined benefit pension plans	(0.4)	(0.4)	—	(0.4)	0.8	(0.4)
	(16.3)	(16.3)	—	(16.3)	32.6	(16.3)
Other comprehensive income/(loss) for the year	1,200.5	1,200.5	(1.2)	1,269.8	(2,401.0)	1,268.6
Total comprehensive income for the year	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2
Attributable to:
Equity holders of the parent	2,600.6	2,697.9	28.0	3,690.7	(6,416.6)	2,600.6
Non-controlling interests	—	—	—	169.6	—	169.6
	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(272.9)	(272.9)	(0.9)	(275.0)	545.8	(275.9)
Gain on revaluation of available for sale investments	206.0	206.0	—	206.0	(412.0)	206.0
	(66.9)	(66.9)	(0.9)	(69.0)	133.8	(69.9)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	33.5	33.5	—	33.5	(67.0)	33.5
Deferred tax on defined benefit pension plans	(5.2)	(5.2)	—	(5.2)	10.4	(5.2)
	28.3	28.3	—	28.3	(56.6)	28.3
Other comprehensive loss for the year	(38.6)	(38.6)	(0.9)	(40.7)	77.2	(41.6)
Total comprehensive income for the year	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5
Attributable to:
Equity holders of the parent	1,121.6	1,259.9	—	1,468.7	(2,728.6)	1,121.6
Non-controlling interests	—	—	—	81.9	—	81.9
	1,121.6	1,259.9	—	1,550.6	(2,728.6)	1,203.5

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

Condensed consolidating cash flow statement information

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	963.1	1,002.2	65.5	(257.0)	—	1,773.8
Investing activities
Acquisitions and disposals	—	—	—	(638.8)	—	(638.8)
Purchases of property, plant and equipment	—	(1.1)	—	(251.0)	—	(252.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(33.0)	—	(33.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.7	—	7.7
Net cash outflow from investing activities	—	(1.1)	—	(915.1)	—	(916.2)
Financing activities
Share option proceeds	27.2	—	—	—	—	27.2
Cash consideration for non-controlling interests	—	(1.3)	—	(57.0)	—	(58.3)
Share repurchases and buy-backs	(274.5)	—	—	(152.9)	—	(427.4)
Net (decrease)/increase in borrowings	(392.1)	—	—	369.6	—	(22.5)
Financing and share issue costs	—	—	—	(6.4)	—	(6.4)
Equity dividends paid	(616.5)	—	—	—	—	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(89.6)	—	(89.6)
Net cash (outflow)/inflow from financing activities	(1,255.9)	(1.3)	—	63.7	—	(1,193.5)
Net (decrease)/increase in cash and cash equivalents	(292.8)	999.8	65.5	(1,108.4)	—	(335.9)
Translation differences	(5.7)	(154.6)	(13.1)	465.3	—	291.9
Cash and cash equivalents at beginning of year	(926.5)	(2,472.7)	(67.5)	5,413.3	—	1,946.6
Cash and cash equivalents at end of year	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	983.6	(658.3)	(5.6)	1,040.2	—	1,359.9
Investing activities
Acquisitions and disposals	—	(16.9)	—	(652.6)	—	(669.5)
Purchases of property, plant and equipment	—	(2.0)	—	(208.3)	—	(210.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.1)	—	(36.1)
Proceeds on disposal of property, plant and equipment	—	—	—	13.4	—	13.4
Net cash outflow from investing activities	—	(18.9)	—	(883.6)	—	(902.5)
Financing activities
Share option proceeds	27.6	—	—	—	—	27.6
Cash consideration for non-controlling interests	—	—	—	(23.6)	—	(23.6)
Share repurchases and buy-backs	(406.0)	—	—	(181.6)	—	(587.6)
Net increase/(decrease) in borrowings	(13.7)	—	—	505.7	—	492.0
Financing and share issue costs	—	—	—	(11.4)	—	(11.4)
Equity dividends paid	(545.8)	—	—	—	—	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(55.2)	—	(55.2)
Net cash (outflow)/inflow from financing activities	(937.9)	—	—	233.9	—	(704.0)
Net (decrease)/increase in cash and cash equivalents	45.7	(677.2)	(5.6)	390.5	—	(246.6)
Translation differences	10.4	2.2	(3.3)	(63.7)	—	(54.4)
Cash and cash equivalents at beginning of year	(982.6)	(1,797.7)	(58.6)	5,086.5	—	2,247.6
Cash and cash equivalents at end of year	(926.5)	(2,472.7)	(67.5)	5,413.3	—	1,946.6

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

Condensed consolidating balance sheet information

At 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,214.3	—	13,214.3
Other	—	—	—	2,217.3	—	2,217.3
Property, plant and equipment	—	7.1	—	961.6	—	968.7
Investment in subsidiaries	13,356.0	23,994.3	—	—	(37,350.3)	—
Interests in associates and joint ventures	—	—	—	1,069.4	—	1,069.4
Other investments	—	—	—	1,310.3	—	1,310.3
Deferred tax assets	—	—	—	140.4	—	140.4
Trade and other receivables	—	—	7.0	197.9	—	204.9
Intercompany receivables	—	238.9	2,276.8	7,626.3	(10,142.0)	—
	13,356.0	24,240.3	2,283.8	26,737.5	(47,492.3)	19,125.3
Current assets
Inventory and work in progress	—	—	—	400.4	—	400.4
Corporate income tax recoverable	—	—	—	231.2	—	231.2
Trade and other receivables	11.5	377.9	0.1	11,985.0	—	12,374.5
Intercompany receivables	1,628.7	1,690.2	45.9	2,651.1	(6,015.9)	—
Cash and short-term deposits	13.7	148.0	—	5,304.3	(3,029.1)	2,436.9
	1,653.9	2,216.1	46.0	20,572.0	(9,045.0)	15,443.0
Current liabilities
Trade and other payables	(21.0)	(69.5)	(21.3)	(14,898.6)	—	(15,010.4)
Intercompany payables	(2,659.2)	(2,968.7)	—	(388.0)	6,015.9	—
Corporate income tax payable	—	—	—	(752.3)	—	(752.3)
Bank overdrafts and loans	(1,641.8)	(1,775.5)	(15.1)	(599.2)	3,029.1	(1,002.5)
	(4,322.0)	(4,813.7)	(36.4)	(16,638.1)	9,045.0	(16,765.2)
Net current (liabilities)/assets	(2,668.1)	(2,597.6)	9.6	3,933.9	—	(1,322.2)
Total assets less current liabilities	10,687.9	21,642.7	2,293.4	30,671.4	(47,492.3)	17,803.1
Non-current liabilities
Bonds and bank loans	—	—	(2,282.9)	(3,282.0)	—	(5,564.9)
Trade and other payables	—	—	—	(1,273.8)	—	(1,273.8)
Intercompany payables	(1,363.4)	(8,286.7)	—	(491.9)	10,142.0	—
Deferred tax liabilities	—	—	—	(692.4)	—	(692.4)
Provision for post-employment benefits	—	—	—	(276.5)	—	(276.5)
Provisions for liabilities and charges	—	—	—	(227.9)	—	(227.9)
	(1,363.4)	(8,286.7)	(2,282.9)	(6,244.5)	10,142.0	(8,035.5)
Net assets	9,324.5	13,356.0	10.5	24,426.9	(37,350.3)	9,767.6
Attributable to:
Equity share owners’ funds	9,324.5	13,356.0	10.5	23,983.8	(37,350.3)	9,324.5
Non-controlling interests	—	—	—	443.1	—	443.1
Total equity	9,324.5	13,356.0	10.5	24,426.9	(37,350.3)	9,767.6

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	10,670.6	—	10,670.6
Other	—	—	—	1,715.4	—	1,715.4
Property, plant and equipment	—	8.3	—	789.4	—	797.7
Investment in subsidiaries	10,716.4	20,268.7	—	—	(30,985.1)	—
Interests in associates and joint ventures	—	—	—	758.6	—	758.6
Other investments	—	—	—	1,158.7	—	1,158.7
Deferred tax assets	—	—	—	94.1	—	94.1
Trade and other receivables	19.1	—	—	159.6	—	178.7
Intercompany receivables	—	276.3	1,907.7	4,856.1	(7,040.1)	—
	10,735.5	20,553.3	1,907.7	20,202.5	(38,025.2)	15,373.8
Current assets
Inventory and work in progress	—	—	—	329.0	—	329.0
Corporate income tax recoverable	—	—	—	168.6	—	168.6
Trade and other receivables	0.7	292.6	0.1	10,202.0	—	10,495.4
Intercompany receivables	1,685.4	1,605.9	70.1	2,655.2	(6,016.6)	—
Cash and short-term deposits	83.8	947.2	—	5,849.1	(4,497.7)	2,382.4
	1,769.9	2,845.7	70.2	19,203.9	(10,514.3)	13,375.4
Current liabilities
Trade and other payables	(41.7)	(105.1)	(18.0)	(12,520.2)	—	(12,685.0)
Intercompany payables	(2,436.5)	(3,206.3)	—	(373.8)	6,016.6	—
Corporate income tax payable	—	—	—	(598.5)	—	(598.5)
Bank overdrafts and loans	(1,377.5)	(3,419.9)	(67.5)	(564.8)	4,497.7	(932.0)
	(3,855.7)	(6,731.3)	(85.5)	(14,057.3)	10,514.3	(14,215.5)
Net current (liabilities)/assets	(2,085.8)	(3,885.6)	(15.3)	5,146.6	—	(840.1)
Total assets less current liabilities	8,649.7	16,667.7	1,892.4	25,349.1	(38,025.2)	14,533.7
Non-current liabilities
Bonds and bank loans	(411.8)	—	(1,909.8)	(2,339.6)	—	(4,661.2)
Trade and other payables	—	—	—	(891.5)	—	(891.5)
Intercompany payables	(600.5)	(5,951.3)	—	(488.3)	7,040.1	—
Deferred tax liabilities	—	—	—	(552.3)	—	(552.3)
Provision for post-employment benefits	—	—	—	(229.3)	—	(229.3)
Provisions for liabilities and charges	—	—	—	(183.6)	—	(183.6)
	(1,012.3)	(5,951.3)	(1,909.8)	(4,684.6)	7,040.1	(6,517.9)
Net assets/(liabilities)	7,637.4	10,716.4	(17.4)	20,664.5	(30,985.1)	8,015.8
Attributable to:
Equity share owners’ funds	7,637.4	10,716.4	(17.4)	20,286.1	(30,985.1)	7,637.4
Non-controlling interests	—	—	—	378.4	—	378.4
Total equity	7,637.4	10,716.4	(17.4)	20,664.5	(30,985.1)	8,015.8

Exhibit Index

Exhibit No.	Exhibit Title

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046.

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by STW Communications Group Limited (subsequently renamed WPP AUNZ Limited), dated 17 March 2016.

4.32	WPP Share Option Plan 2015

8.1	List of subsidiaries.

12.1	Certification of Group Chief Executive Officer.

12.2	Certification of Group Chief Financial Officer.

13.1	Certification of Group Chief Executive Officer under 18 U.S.C. Section 1350.

13.2	Certification of Group Chief Financial Officer under 18 U.S.C. Section 1350.

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).