Form 20-F
period 2017-12-31
WPP plc
filed 2018-04-30
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2017

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

Telephone: +44(0) 20 7408 2204

Facsimile: +44(0) 20 7493 6819

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares of 10p each American Depositary Shares, each representing five Ordinary Shares (ADSs)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable

(Title of Class)

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2017, the number of outstanding ordinary shares was 1,332,511,552 which included at such date ordinary shares represented by 14,942,978 ADSs.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) comprise one of the largest communications services businesses in the world. At 31 December 2017, the Group had 134,413 employees. Including all employees of associated companies, this figure was approximately 203,000. For the year ended 31 December 2017, the Group had revenue of £15,265 million and operating profit of £1,908 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company, including the notes thereto.

The selected income statement data for each of the years ended 31 December 2017, 2016 and 2015 and the selected balance sheet data as at 31 December 2017 and 2016 are derived from the consolidated financial statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the consolidated financial statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2017 £m		2016 £m		2015 £m		2014 £m		2013 £m
Revenue	15,265.4		14,388.9		12,235.2		11,528.9		11,019.4
Operating profit	1,908.2		2,063.1		1,632.0		1,507.3		1,410.3
Profit for the year	1,912.3		1,501.6		1,245.1		1,151.5		1,012.1
Profit attributable to equity holders of the parent	1,816.6		1,400.1		1,160.2		1,077.2		936.5
Earnings per ordinary share:
Basic	144.0	p	109.6	p	90.0	p	82.4	p	72.4	p
Diluted	142.4	p	108.0	p	88.4	p	80.5	p	69.6	p
Earnings per ADS[1]:
Basic	720.0	p	548.0	p	450.0	p	412.0	p	362.0	p
Diluted	712.0	p	540.0	p	442.0	p	402.5	p	348.0	p
Dividends per ordinary share	59.75	p	48.33	p	42.49	p	35.27	p	30.27	p
Dividends per ADS (US dollars)[2]	397.23	¢	352.41	¢	340.57	¢	280.73	¢	238.83	¢

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

Selected Consolidated Balance Sheet Data

	At 31 December
	2017 £m	2016 £m	2015 £m	2014 £m	2013 £m
Total assets	33,668.7	34,568.3	28,749.2	26,622.9	24,975.5
Net assets	9,962.0	9,767.6	8,015.8	7,826.8	7,846.5
Called-up share capital	133.3	133.2	132.9	132.6	134.9
Number of shares (in millions)	1,332.5	1,331.9	1,329.4	1,325.7	1,348.7

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company. The following table sets forth the amounts of interim or first interim, final or second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form. The Group uses the terms ‘ADS’ and ‘ADR’

interchangeably. The dividends are also shown translated into US cents per ADS using the approximate average rates as shown in the exchange rate table below, for each year presented.

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2013	10.56	23.65	34.21	82.61	185.01	267.62
2014	11.62	26.58	38.20	95.72	218.95	314.67
2015	15.91	28.78	44.69	121.62	219.99	341.61
2016	19.55	37.05	56.60	132.42	250.96	383.38
2017	22.70	37.30	60.00	146.27	240.34	386.61

The 2017 interim dividend was paid on 6 November 2017 to share owners on the register at 6 October 2017. The 2017 final dividend will be paid on 9 July 2018 to share owners on the register at 15 June 2018.

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

The following table sets forth for each of the most recent six months, the high and low exchange rates between the pound sterling and the US dollar. As at 24 April 2018, the closing exchange rate was 1.3977.

Month ended	High	Low
31 October 2017	1.3395	1.3055
30 November 2017	1.3509	1.3055
31 December 2017	1.3524	1.3315
31 January 2018	1.4256	1.3501
28 February 2018	1.4231	1.3785
31 March 2018	1.4222	1.3735

The annual average exchange rates between the pound sterling and the US dollar for each of the five years ended 31 December were:

Year ended 31 December	Average
2013	1.5646
2014	1.6475
2015	1.5288
2016	1.3547
2017	1.2887

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
Clients
The Group competes for clients in a highly-competitive and evolving industry which requires agency groups to offer seamlessly integrated services. Client loss to competitors or as a consequence of client consolidation or a reduction in marketing budgets due to economic conditions may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

The competitive landscape in our industry is constantly evolving. Competitors include multinational advertising and marketing communication groups, regional and national marketing services companies, database marketing and modelling companies, telemarketers, information and measurement, social media and professional services and advisory firms and consulting internet companies.

Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted by a failure by the Group to react quickly enough to changes in the market and to evolve its organisational structure and by loss of reputation and may be limited by clients’ policies on conflicts of interest.

The global economy continues to be volatile with uncertainties such as those caused by Brexit in the UK and Europe and technological disruption from disintermediators in certain sectors. In the past clients have responded to weak economic and financial conditions by reducing their marketing budgets which are easier to reduce in the short term than their other operating expenses.

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for 14.9% of revenues in the year ended 31 December 2017. Clients generally are able to reduce advertising and marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.
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

Existing and new data protection laws, in particular the General Data Protection Regulation (GDPR) and E-privacy regulation in the EU concerning user privacy, use of personal information, consent and online tracking may restrict some of the Group’s activities and increase costs.

The Group is carrying out an IT Transformation project and is reliant on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on the Group’s business. During the transformation, the Group is still reliant on legacy systems which could restrict the Group’s ability to change rapidly.

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

Operational
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s media trading.	Failure to ensure that trading activities are compliant with client obligations where relevant could adversely impact client relationships and business volumes.
People and succession
The Group’s performance could be adversely affected if it does not react quickly enough to changes in its market and fails to attract, develop and retain key creative, commercial and management talent at the parent and operating companies, including but not limited to long-serving members of the management team.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.
Regulatory, sanctions, anti-trust and taxation
The Group may be subject to regulations restricting its activities or effecting changes in taxation.	Changes in local or international tax rules, for example prompted by the OECD’s Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), changes arising from the application of existing rules, or new challenges by tax or competition authorities, for example, the European Commission’s State Aid investigation into the UK CFC rules, may expose the Group to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.
The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.	The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a corporate environment opposed to corruption or failing to instil business practices that prevent corruption could expose the Group and senior officers to civil and criminal sanctions.
The Group is subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose the Group to civil and criminal penalties including fines and the imposition of economic sanctions against the Group and reputational damage and withdrawal of banking facilities which could materially impact the Group’s results.
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

The Company provides communications services through a number of established global, multinational and national advertising and marketing services companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management, which accounted for approximately 47% of the Company’s revenues in 2017. The remaining 53% of our revenues were derived from the business segments of Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive). Excluding associates, the Company currently employs over 134,000 full-time people in 112 countries.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 24 April 2018 the Company had a market capitalisation of approximately £14.136 billion.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as J. Walter Thompson Company LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, and Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ) in 2016.

The Company spent £228.8 million, £697.1 million and £693.1 million for acquisitions and investments in 2017, 2016 and 2015, respectively, including payments in respect of loan note redemptions and earnout payments resulting from acquisitions in prior years, net of cash and cash equivalents acquired (net) and proceeds on disposal of investments. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £326.2 million, £285.1 million and £246.4 million, respectively, and cash spent on share repurchases and buy-backs was £504.2 million, £427.4 million and £587.6 million, respectively.

B. Business Overview

Introduction

Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), headline operating costs, billings, estimated net new billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 24 to 28.

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

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs attributable to each business segment in which the Company operates.

Revenue[1]	2017		2016		2015
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	7,180.3	47.0	6,547.3	45.5	5,552.8	45.4
Data Investment Management	2,690.9	17.6	2,661.1	18.5	2,425.9	19.8
Public Relations & Public Affairs	1,171.9	7.7	1,101.3	7.7	945.8	7.7
Brand Consulting, Health & Wellness and Specialist Communications	4,222.3	27.7	4,079.2	28.3	3,310.7	27.1
Total	15,265.4	100.0	14,388.9	100.0	12,235.2	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.

Revenue less pass-through costs[1]	2017		2016		2015
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	5,851.9	44.5	5,413.5	43.6	4,652.0	44.2
Data Investment Management	2,052.3	15.6	1,994.0	16.1	1,768.1	16.8
Public Relations & Public Affairs	1,140.9	8.7	1,078.8	8.7	929.7	8.8
Brand Consulting, Health & Wellness and Specialist Communications	4,094.5	31.2	3,911.5	31.6	3,174.5	30.2
[1]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2017		2016		2015
	£m	% of total	£m	% of total	£m	% of total
North America[2]	5,547.0	36.3	5,280.8	36.7	4,491.2	36.7
United Kingdom	1,985.9	13.0	1,866.3	13.0	1,777.4	14.5
Western Continental Europe	3,160.0	20.7	2,943.2	20.4	2,425.6	19.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,572.5	30.0	4,298.6	29.9	3,541.0	29.0
Total	15,265.4	100.0	14,388.9	100.0	12,235.2	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenue of £5,241.3 million (2016: £5,005.8 million, 2015: £4,257.4 million).

Revenue less pass-through costs[1]	2017		2016		2015
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,799.0	36.5	4,603.7	37.1	3,882.3	36.9
United Kingdom	1,683.5	12.8	1,587.6	12.8	1,504.5	14.3
Western Continental Europe	2,616.0	19.9	2,425.5	19.6	2,016.2	19.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,041.1	30.8	3,781.0	30.5	3,121.3	29.7
[1]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[2]	North America includes the US with revenue less pass-through costs of £4,541.0 million (2016: £4,365.1 million, 2015: £3,674.3 million).

The Company’s principal disciplines and operating companies within each of its business segments are described below.

Advertising and Media Investment Management

Advertising – WPP’s creative advertising services are delivered through our network of agencies, which include many of the industry’s most celebrated names, such as Ogilvy, J. Walter Thompson Worldwide, Y&R and Grey. Among the principal functions of these agencies are the planning and creation of marketing and branding campaigns and the design and production of advertisements across all media.

Media Investment Management – GroupM is the leading global media investment management company, serving as parent to our media agencies including Mindshare, MediaCom, Wavemaker, Essence and m/SIX, and the outcomes-driven programmatic audience company, Xaxis. Responsible for media investment by some of the world’s largest advertisers, GroupM agencies deliver advantage to clients with unrivaled insights into media marketplaces and consumer audiences. GroupM enables its agencies and clients with trading expertise, data, technology and an array of specialist services including addressable TV, content and sports. Our offering in this discipline also includes the network tenthavenue, which integrates some of the Group’s key specialist media offerings in online, mobile, experiential and out of home.

Data Investment Management

Our data investment management services are delivered through Kantar, which is home to some of the world’s leading research, data and insights brands. Individually, these brands – such as Kantar Consulting, Kantar

Millward Brown, Kantar TNS, Kantar Media and Kantar Worldpanel – are famous and highly respected experts in their fields. Collectively, they offer the most complete view of consumers – the way they live, shop, vote, watch and tweet – in over a hundred countries worldwide. For the benefit of its clients, Kantar connects these specialists and provides access to the wider WPP group of companies and other partners.

Public Relations & Public Affairs

WPP’s public relations and public affairs companies advise clients who are seeking to communicate with a range of stakeholders from consumers to governments and the business and financial communities. They include many of the industry’s leading agencies, such as Burson Cohn & Wolfe, Hill+Knowlton Strategies, Finsbury and Buchanan Communications.

Brand Consulting, Health & Wellness and Specialist Communications

Brand Consulting – Our consumer, corporate and employee brand consulting and design services, covering areas such as brand strategy, creative services, digital corporate communications, identity, motion graphics and packaging, are delivered through leading firms such as Landor, Superunion and FITCH.

Health & Wellness – WPP Health & Wellness serves as parent to healthcare specialist agencies Ogilvy CommonHealth Worldwide, Sudler & Hennessey, ghg | greyhealth group and CMI/Compas.

Specialist Communications (including direct, digital and interactive) – WPP provides the full range of specialist communications services, including digital marketing, production, ecommerce, shopper, direct, field, retail, promotional, point-of-sale, sports marketing and events, through leading companies such as Wunderman, AKQA, Geometry Global, Mirum, VML and Hogarth.

WPP Head Office

WPP, the parent company, with its principal offices in London and New York, develops the strategy of the Group, coordinates the provision of services to cross-Group clients, performs a range of cross-Group functions in areas such as new business, talent recruitment and development, training, IT, finance, audit, legal affairs, M&A, property, sustainability, investor relations and communications, promotes best practice in areas such as our agencies’ approach to diversity and inclusion, drives operating efficiencies and monitors the financial performance of its operating companies.

Our four strategic priorities in 2017

Our reason for being is to help our clients grow their businesses. And by adding value for our clients, we deliver value for our people and share owners. To that end, our strategic priorities in 2017 were:

•	Horizontality. Advance the practice of horizontality – ensuring our people work together and harnessing the Group’s collective capabilities for the maximum benefit of clients.

•	New markets. Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe to 40-45% of revenues.

•	New media. Increase the share of revenues from new media to 40-45% of revenues.

•

Technology, data & content. Maintain the share of more measurable advertising and marketing services – such as data investment management and direct, digital and interactive – at 50% of revenues, with a focus on the application of technology, data and content.

Sustainability

We work with clients on sustainability across our disciplines. This work is growing in importance as more of our clients seek to develop brands with purpose and to integrate social and environmental values into their communication. This can include:

•

Data investment management: Providing insight into future trends, changing consumer attitudes to social and environmental issues and testing the impact of sustainability strategy and communications approaches.

•	Brand consulting: Integrating social and environmental values into brand and business strategy.

•

Consumer and citizen communications: Helping clients communicate credibly with consumers and citizens on sustainability. This can include cause-related marketing that brings together brands with charities and social marketing campaigns for nongovernmental organisations (NGOs) and governments addressing health, safety and environmental issues.

•	Internal communications: Engaging internal audiences on social and environmental issues.

•	Stakeholder communications: Our public relations and public affairs companies help clients to communicate with regulators, the media, NGOs and the public on sustainability issues.

Clients

•	Clients that engaged with us on sustainability were worth £2.11 billion in revenues to the Group in 2017, equivalent to 14% of the total.

People

•	We invested £44.9 million on training in 2017 and offered 7,888 paid internships and apprenticeships.

•	At year-end 2017, women comprised 25% of the WPP Board, 30% of non-executive directors, 35% of directors and executive leaders in our operating companies, and 54% of total employees.

Environment

•	We have cut our carbon footprint per employee to 1.71 tonnes of CO2e, a 50% reduction from 2006.

Social contribution

•	In 2017, our social investment was worth £20.4 million, equivalent to almost 1% of reported profit before tax.

•	In addition, WPP media agencies negotiated free media space worth £29.0 million on behalf of pro bono clients, representing over 1% of reported profit before tax.

Clients

The Group works with 369 of the Fortune Global 500, all 30 of the Dow Jones 30, and 71 of the NASDAQ 100. Some 913 clients are served in three disciplines. 629 are served in four disciplines; these clients account for over 53% of Group revenues. The Group also works with 477 clients in six or more countries.

The Company’s 10 largest clients accounted for 14.9% of the Company’s revenues in the year ended 31 December 2017. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2017. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

There has been a trend towards expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children. Though the Company does not expect any existing or proposed regulations to have a material adverse impact on the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

IT

In June 2017, WPP became victim to a sophisticated and destructive cyber attack (commonly referred to as ‘NotPetya’), the scale and impact of which were unprecedented. Subsequently, WPP has prioritized rapid recovery capabilities and sought to strengthen other IT controls. Actions we are taking to manage the cyber and data security risks are set out below.

•

The Group assists the operating companies in developing principles on privacy and data protection and compliance with local laws. The Group has implemented extensive training ahead of GDPR implementation in 2018 and is rolling out a GDPR toolkit to assist the operating companies to prepare for implementation. A Chief Privacy Officer has been appointed at the Company and Data Protection Officers are in place at a number of Group companies.

•	Our people are required to take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and other WPP policies on data privacy and security.

•	The WPP Data Health Checker survey is performed annually to understand the scale and breadth of data collected by WPP agencies, so the level of risk associated with this can be assessed.

•

The Group is carrying out an IT Transformation project to enhance the Group’s data security. In addition, the Group has established a global internal IT company responsible for providing core IT shared services to all Group companies and manage external technology providers.

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

Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Kantar (Q3 2018 Occupancy)	690,000
636 Eleventh Avenue, New York, NY	Ogilvy, Geometry, WPP Health & Wellness, MJM	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Wavemaker, Mediacom, Mindshare, Geometry, Kantar, Hill+Knowlton Strategies, GTB, Sudler MDS, Burson Cohn & Wolfe, Peclars, Hogarth, J Walter Thompson Worldwide.	453,800
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom	401,000
Calle de Ríos Rosas, 26, Madrid, Spain	GroupM, Grey, BSB, Kantar, The Health Group, Ogilvy, JWT / RMG Connect, Hill+Knowlton Strategies, Labstore, Burson Cohn & Wolfe, Axicom, WPP, Lambie Nairn, Finance +, Superunion, m/SIX, SCPF Tapsa Y&R, Wunderman (Estimated 2018 Occupancy)	382,402
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Burson Cohn & Wolfe, ghg, GCI Health	349,000
230 Park Avenue South, New York, NY	Burson Cohn & Wolfe, Landor, Sudler & Hennessey, Hogarth, Kinetic	301,000
500/550 Town Center Drive, Dearborn, MI	Global Team Blue, PRISM, Burrows, Possible, VML	282,900
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy, J. Walter Thompson, Geometry, Global Team Blue, Kantar Millward Brown, GroupM, Burson Cohn & Wolfe, Kantar TNS, Hill+Knowlton Strategies, The Futures Company, Kinetic, Kantar Media	277,400
Sea Containers House, Upper Ground, London SE1	Ogilvy, Wavemaker	226,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2017, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £683.1 million.

In 2017, the Group’s property portfolio decreased by over 1% to 23.8 million square feet, despite the addition of 0.5 million square feet through acquisitions. This reduction reflects the impact of the Group’s continuing strategy of colocating companies, together with the use of ‘agile working’, supported by more technology in the office environment. Establishment costs increased by 6.2%, 1.4% on a constant currency basis (refer to Non-GAAP measures defined in Item 5), which compares with average headcount growth of 1.3%.

We ensure our new buildings focus on sustainability and we look to achieve BREEAM Very Good or LEED Gold. Our operating companies’ workplaces continue to be cited for their creativity, innovation and effectiveness.

2017 saw the completion of our campus buildings in Lisbon, bringing together 600 people from GroupM, Ogilvy, Hill + Knowlton Strategies, Y&R and J. Walter Thompson, as well as Hamburg with 850 people from Scholz & Friends, Y&R, Kantar, MediaCom, Wavemaker and Burson Cohn & Wolfe. These colocation projects meet our new planning standards and support our goal of horizontality.

Projects expected to be completed in 2018 include colocations at 3 World Trade Center in New York with approximately 4,000 people, Madrid with 2,500 people, Amsterdam with 1,500 people, and Kuala Lumpur with 1,100 people. Longer-term colocation projects are currently committed in London, Chicago, Toronto and Buenos Aires; and in planning for Paris, Prague, Warsaw, Dusseldorf, Bucharest, Mumbai, Gurgaon and Hong Kong.

Our goal is to continue to deliver excellent workspace, while reducing the portfolio further and so mitigate the impact of property inflation.

See note 3 to the consolidated financial statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2017, under non-cancelable operating leases of the Company.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As introduced on page 7, certain Non-GAAP measures are included in the operating and financial review and prospects.

A. Operating Results

Overview

The Company is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reportable segments:

•	Advertising and Media Investment Management;

•	Data Investment Management;

•	Public Relations & Public Affairs; and

•	Brand Consulting, Health & Wellness and Specialist Communications

In 2017, approximately 47% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 53% of its revenues being derived from the remaining three segments.

The following discussion is based on the Company’s audited consolidated financial statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

At WPP’s Preliminary Results announcement on 1 March 2018, following a disappointing year in terms of financial performance, the executive team outlined an acceleration of the Company’s strategy. Like-for-like growth was flat in 2017, and headline PBIT was up marginally – reflecting pressure on marketing budgets and the impact of structural changes in the market, especially technological disruption.

The accelerated strategy focused on the following areas:

•

First, strengthening client coordination across the Group. This includes handing greater responsibility and authority to the leaders of our 51 Global Client Teams, who account for a third of our revenue and oversee client relationships across WPP.

•

Second, boosting the roles of our Country and Regional Managers, to ensure our offer is fully integrated at a national and regional level. Recent Country and Regional Manager appointments include Karen Blackett OBE in the UK, Mathieu Morgenzstern in France and Sergio Amado in Brazil.

•

Third, developing key capabilities into cross-Group offers, covering digital transformation, digital marketing, digital production and shopper marketing. We recently announced, for example, that Hogarth, the world’s leading production services company, which is now wholly owned by WPP, will become our global production management platform. This is an area in which, by consolidating all our production capabilities under one banner, we can offer significant benefits to our clients and our own companies.

•	Fourth, introducing further sharing of functions, systems and platforms across the Group, spanning IT, talent, finance, procurement and property to deliver greater efficiency for WPP and clients.

•	And, finally, revising senior executives’ incentives across our companies to align them more closely with Group performance.

Following the departure of Sir Martin Sorrell from the Company, the Board has appointed Mark Read and Andrew Scott as joint Chief Operating Officers – reporting to and supported by Roberto Quarta, who assumes the role of Executive Chairman until the appointment of a new Group Chief Executive.

In addition to running the business on a day-to-day basis, Mark and Andrew, together with Group Finance Director Paul Richardson, are empowered by the Board to take forward the Company’s strategy, with a mandate to act decisively and to bring their own perspective to the task. WPP will get even closer to our clients to better understand and meet their needs and to help them grow in a world of disruption; we will get closer to technology partners like Adobe, Facebook, Google, Microsoft and others; we will ensure our structure and offer make it as simple as possible for clients to access our services across the Group; and we will put data, technology and creativity at the heart of what we do.

We will make details of the plan public as appropriate during the course of the year. Although the Company has faced challenges in recent months, we begin this new phase from a position of market leadership and with total confidence in the enduring value of what we offer to clients. WPP remains well positioned to capitalise on the opportunities ahead, to the benefit of all our stakeholders.

To enhance share owner value, we aim to maximise the return on investment on the Company’s substantial free cash flow. As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view that, currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced small-to-medium sized strategic acquisitions.

The share price decreased by 26% in 2017, closing at 1,341.0p at year end. Since then it has fallen to 1,116.5p, down 16.7%, at 24 April 2018. Dividends increased by almost 6% to 60.00p, a new high.

Revenue was up over 6% to £15.3 billion and up well over 1% in constant currencies compared with last year, the difference to the reportable number reflecting the weakness of the pound sterling against most currencies particularly in the first half of the year. Billings were £55.6 billion, up 0.6% and down almost 4% in constant currencies.

Group revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster-growing markets of Asia Pacific and Latin America. As a result, the Group’s headline PBIT continues to be skewed to the second half of the year, with the Group earning approximately one-third of its headline PBIT in the first half and two-thirds in the second half.

Reported profit before interest and tax was down over 4% to £2.022 billion from £2.113 billion, down over 7% in constant currencies. Headline PBIT was up almost 5% to £2.267 billion and up well over 1% in constant currencies, reflecting currency tailwinds in the full year.

Profit for the year increased by over 27% to £1.912 billion and almost 23% in constant currencies. Headline EBITDA increased by almost 5% to £2.534 billion, up over 1% in constant currencies. Profit before tax was up almost 12% to £2.109 billion and headline profit before tax was up over 5% to £2.093 billion. Diluted earnings per share were up almost 32% to 142.4p.

Net cash inflow from operating activities decreased to £1.4 billion in the year. Free cash flow amounted to well over £1.5 billion in 2017. This free cash flow was absorbed by £0.2 billion of net cash acquisition payments and investments, £0.5 billion of share buy-backs and £0.8 billion of dividends, a total outflow of £1.5 billion. This resulted in a net cash inflow of £55 million, before any changes in working capital. Debt financing was £6.9 billion at 31 December 2017, compared to £6.6 billion at 31 December 2016. Average net debt was £5.1 billion in 2017, compared to £4.6 billion in 2016, at 2017 exchange rates, and net debt at 31 December 2017 was £4.5 billion, against £4.1 billion at 31 December 2016, primarily reflecting the movement in working capital and provisions of £532 million.

Estimated net new business billings of $6.3 billion were generated in the year.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by operating sector and geographical area for each of the three years ended 31 December 2017, 2016 and 2015 is presented in note 2 to the consolidated financial statements. To supplement the reportable currency segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue growth and revenue less pass-through costs growth by geographical area and operating sector on a reported, constant currency, and like-for-like basis.

Geographical area

Revenue Analysis
	Reported revenue growth%+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2017	2016	2017	2016	2017	2016
North America	5.0	17.6	0.3	3.9	(2.3)	2.0
United Kingdom	6.4	5.0	6.4	5.0	4.9	1.8
Western Continental Europe	7.4	21.3	1.6	8.0	(0.3)	4.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	6.4	21.4	1.1	11.9	—	3.5
Total Group	6.1	17.6	1.6	7.2	(0.3)	3.0

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] growth %+/(-)		Constant currency revenue less pass- through costs[1] growth %+/(-)		Like-for-like revenue less pass- through costs[1] growth %+/(-)
	2017	2016	2017	2016	2017	2016
North America	4.2	18.6	(0.4)	4.8	(3.2)	2.8
United Kingdom	6.0	5.5	6.0	5.5	4.8	2.1
Western Continental Europe	7.9	20.3	1.9	7.2	—	3.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	6.9	21.1	1.6	11.8	(0.8)	3.5
[1]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

North America constant currency revenue was up over 4% in the final quarter and like-for-like up well over 1%, the strongest quarter of the year, reflecting strong growth in Media Investment Management, Brand Consulting and parts of the Group’s direct, digital and interactive operations, including ecommerce and shopper marketing. On a full-year basis, constant currency revenue was up 0.3%, with like-for-like down just over 2%. Constant currency revenue less pass-through costs showed a similar pattern.

UK constant currency revenue was up over 11% in the final quarter and like-for-like up well over 8%, the strongest quarter of the year. Media Investment Management, direct, digital and interactive and Public Relations & Public Affairs were particularly strong with Data Investment Management, Health & Wellness and the Group’s Specialist Communications businesses also up. On a full-year basis, constant currency revenue was up strongly at well over 6%, with like-for-like up almost 5%, with the second half significantly stronger than the first half, driven by new business wins in the Group’s direct, digital and interactive businesses. Full-year revenue less pass-through costs was up 6% in constant currency, with like-for-like up almost 5%.

Western Continental Europe constant currency revenue was up well over 1% in the final quarter, partly the result of acquisitions, with like-for-like revenue down over 1%, reflecting volatility in political and macro-economic conditions. Revenue less pass-through costs followed a similar pattern, up almost 2% in constant currency, but down 0.8% like-for-like. For the year, Western Continental Europe constant currency revenue grew well over 1% with like-for-like down 0.3%. Revenue less pass-through costs growth was slightly stronger, up almost 2% in constant currency and flat like-for-like. Austria, Belgium, Denmark, Finland, Netherlands and Turkey showed growth in the final quarter, but Germany, Greece, Ireland, Italy and Switzerland were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue was down 1% in the fourth quarter and down 0.1% like-for-like, largely as a result of stronger comparatives in the fourth quarter of 2016, when constant currency revenue was up almost 12% and like-for-like revenue up almost 4%, the strongest quarter of the year. In the fourth quarter, Latin America, despite almost 4% growth, was weaker than the first nine months with Central & Eastern Europe also tougher. Constant currency revenue less pass-through costs growth in the region was similar to revenue growth, with like-for-like revenue less pass-through costs growth for the region as a whole down 0.8%.

In 2017, 30% of the Group’s revenue came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, up marginally from 2016. With revenue less pass-through costs, the increase was slightly more, up to almost 31% in 2017.

Operating Sector

Revenue Analysis
	Reported revenue growth%+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2017	2016	2017	2016	2017	2016
Advertising and Media Investment Management	9.7	17.9	5.1	7.7	(0.1)	4.7
Data Investment Management	1.1	9.7	(3.6)	0.4	(2.9)	(0.9)
Public Relations & Public Affairs	6.4	16.4	1.7	5.0	0.7	2.5
Brand Consulting, Health & Wellness and Specialist Communications	3.5	23.2	(0.9)	11.8	0.8	3.0
Total Group	6.1	17.6	1.6	7.2	(0.3)	3.0

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] growth %+/(-)		Constant currency revenue less pass- through costs[1] growth %+/(-)		Like-for-like revenue less pass- through costs[1] growth %+/(-)
	2017	2016	2017	2016	2017	2016
Advertising and Media Investment Management	8.1	16.4	3.6	6.5	(2.3)	3.7
Data Investment Management	2.9	12.8	(1.9)	3.2	(1.3)	0.9
Public Relations & Public Affairs	5.8	16.0	1.0	4.7	0.2	2.4
Brand Consulting, Health & Wellness and Specialist Communications	4.7	23.2	0.3	11.8	1.0	3.5
[1]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Advertising and Media Investment Management was the strongest performing sector overall, with constant currency revenue up over 5% in 2017, up well over 5% in quarter four. On a like-for-like basis, revenue was up almost 2% in quarter four but down 0.1% for the year. Media Investment Management showed strong like-for-like revenue growth in all regions except Western Continental Europe and the Middle East in quarter four, with particularly strong growth in North America, the UK, Asia Pacific and Latin America. The Group’s Advertising businesses remained difficult, particularly in North America.

The strong revenue and revenue less pass-through costs growth across most of the Group’s Media Investment Management businesses, offset by slower growth in the Group’s Advertising businesses in most regions, resulted in the combined revenue less pass-through costs margin of this sector flat with last year at 19.0%, up 0.2 margin points in constant currency.

In 2017, J. Walter Thompson, Ogilvy, Y&R and Grey generated net new business billings of $1.4 billion. In the same year, GroupM, the Group’s Media Investment Management company, which includes Mindshare, Wavemaker (the new agency formed by the merger of MEC and Maxus), MediaCom, Essence, Xaxis and [m]PLATFORM, together with tenthavenue, generated net new business billings of $3.4 billion. The Group totalled $6.3 billion in net new business billings (2016: $6.8 billion).

On a like-for-like basis, Data Investment Management revenue was down almost 1% in the fourth quarter, a significant improvement over the first nine months, with growth in the UK, Latin America and Africa. On a full-year basis, constant currency revenue was down well over 3%, down almost 3% like-for-like, with revenue less pass-through costs, down almost 2% in constant currency and down over 1% like-for-like. Geographically, revenue less pass-through costs was up strongly in the UK and Latin America, with North America and Asia Pacific particularly difficult. Kantar Worldpanel and Lightspeed showed strong like-for-like revenue less pass-through costs growth, with Kantar Insights, Kantar Health and Kantar Public less robust. Revenue less pass-through costs margins were down 0.5 margin points (the same as the first half) to 17.1% and down 0.4 margin points in constant currency.

In constant currencies, the Group’s Public Relations & Public Affairs businesses were weaker in the second half of the year with constant currency revenue down almost 1% in the third and fourth quarter. The UK and the Middle East grew strongly in the fourth quarter offset by weaker conditions in North America and Continental Europe. Full-year revenue grew almost 2% in constant currency and 0.7% like-for-like. Cohn & Wolfe and the Group’s specialist Public Relations & Public Affairs businesses Glover Park Group, Ogilvy Government Relations and Buchanan performed particularly well. Overall revenue less pass-through costs margins fell 0.6 margin points to 16.1% and by 0.4 margin points in constant currency, as parts of the Group’s North American businesses slowed in the second half.

Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive) was the strongest performing sector in the fourth quarter on a like-for-like basis, up 2%, driven by solid growth in Brand Consulting and Specialist Communications. The Group’s direct, digital and interactive businesses, especially VML, Wunderman and Hogarth performed well. Revenue less pass-through costs margins, for the sector as a whole, were down slightly by 0.1 margin points to 15.3% and flat in constant currency, with revenue less pass-through costs margins negatively affected as parts of the Group’s direct, digital and interactive, Brand Consulting and Health & Wellness businesses in North America slowed.

In 2017, 41.7% of the Group’s revenue came from direct, digital and interactive, up 2.8 percentage points from the previous year, with like-for-like revenue growth of well over 2% in 2017.

Presentation

The Group has changed its accounting policy in regard to the presentation of the income statement under IAS 1 Presentation of Financial Statements for the year ended 31 December 2017, moving from a ‘nature of expense’ method of presentation to a ‘function of expense’ method of presentation. The Group considers this to be a more reliable and relevant presentation and prior years have been re-presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. This change in accounting policy has not resulted in a change to revenue, operating profit or profit for any of the years presented.

2017 compared with 2016

Revenues

Our reported revenue growth for the year was 6.1%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 1.6%. This difference of 4.5% reflects the weakness of the pound sterling against most currencies, particularly in the first half of the year, with some strengthening in the second half.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was down 0.3%. In the fourth quarter, like-for-like revenue was up 1.2%, the strongest quarter of the year.

Costs of services, general and administrative costs

Costs of services increased by 6.5% in 2017 to £12,090.2 million from £11,348.1 million in 2016. The increase is in line with the increase in revenue, primarily driven by pass-through costs and staff costs.

General and administrative costs increased by 29.6% to £1,267.0 million from £977.7 million in 2016, primarily due to a net exceptional loss of £24 million in 2017 (compared to a net exceptional gain of £164 million in 2016). The remaining increase is driven by increases in various costs, such as staff costs, currency exchange (gains)/losses and impairment and amortisation of acquired intangibles.

Headline operating costs rose by 6.6%, rose by 1.8% in constant currency, but down 0.6% like-for-like. Reported staff costs increased by 6.9%. Reported staff costs, excluding incentives, increased by 7.8%, up 2.8% in constant currency. Incentive payments of £324 million were 13.1% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before incentives compared with £367 million or 14.9% in 2016. Achievement of target, at an individual Company level, generally generates 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before bonus as an incentive pool, 20% at maximum and 25% at super maximum.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2017 was 134,428 compared to 136,409 in 2016, a decrease of 1.5%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2017 was 134,413 compared to 136,775 at 31 December 2016, a decrease of 2,362 or 1.7%.

The Group has embarked on a number of programs to improve operational effectiveness including process simplification, shared service centres, offshoring certain tasks to lower-cost markets and, where appropriate, outsourcing. We are consolidating IT infrastructure and services, and centralising systems development and applications to create efficiencies and focus investment.

In 2017 the Group generated exceptional gains of £129 million, largely representing the gain on the sale of the Group’s minority interests in Asatsu-DK to Bain Capital and Infoscout to Vista Equity Partners. These were partly offset by investment write-downs of £96 million, principally in relation to comScore Inc., resulting in a net gain of £33 million, which in accordance with prior practice, has been excluded from headline PBIT. The Group took a £57 million restructuring provision, primarily against severance provisions in mature markets and the Group’s IT Transformation costs, resulting in a net exceptional loss of £24 million.

Profit before interest and taxation

As a result of the above, reported profit before interest and tax was down over 4% to £2.022 billion from £2.113 billion, down over 7% in constant currencies. Headline PBIT for 2017 was up 4.9% to £2.267 billion, from £2.160 billion and up 1.5% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £95.2 million in 2017 from £80.4 million in 2016. Finance costs increased to £269.8 million in 2017 from £254.5 million in 2016. Therefore, net finance costs were up marginally by 0.3% at £174.6 million, compared with £174.1 million in 2016, an increase of £0.5 million. This is due to the weakness in sterling resulting in higher translation costs on non-sterling debt and the cost of higher average net debt being offset by the beneficial impact of lower bond coupon costs resulting from refinancing maturing debt at cheaper rates and higher investment income. Revaluation of financial instruments resulted in a gain of £262.2 million in 2017 and a loss of £48.3 million in 2016.

Taxation

The Group’s tax rate on reported profit before tax was 9.3% in 2017 against 20.6% in 2016, principally due to the exceptional tax credit, primarily relating to the re-measurement of deferred tax liabilities. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years. The recent tax changes outlined in the United States Tax Cuts and Jobs Act do not impact the Group’s tax rate significantly, up or down, except for the tax credit mentioned above.

Profit for the year

Profit for the year increased by over 27% to £1,912.3 million from £1,501.6 million in 2016 on a reported basis and increased by almost 23% in constant currencies. In 2017, £1,816.6 million of profit for the year was attributable to equity holders of the parent and £95.7 million attributable to non-controlling interests. Diluted earnings per share was up almost 32% to 142.4p from 108.0p and increased 26.9% in constant currencies.

2016 compared with 2015

Revenues

Reported revenue growth for the year was 17.6%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 7.2%. This difference of 10.4% reflects the weakness of the pound sterling against most currencies, particularly in the second half, following the UK vote to exit the European Union.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 3.0%. In the fourth quarter, like-for-like revenue was up 0.5%, the weakest quarter of the year, following like-for-like growth of well over 6% in the final quarter of 2015, which was that year’s strongest quarter. North America and the UK slowed in the fourth quarter, again partly the result of stronger comparatives, with Western Continental Europe and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe continuing to perform well.

Costs of services, general and administrative costs

Costs of services increased by 16.9% in 2016 to £11,348.1 million from £9,709.1 million in 2015. The increase is in line with the increase in revenue, primarily driven by pass-through costs and staff costs.

General and administrative costs increased by 9.4% to £977.7 million from £894.1 million in 2015, primarily due to increases in staff costs, amortization and impairment of acquired intangibles and impairment of goodwill, partially offset by a net exceptional gain of £164 million in 2016 (compared to a net exceptional gain of £82 million in 2015).

Headline operating costs rose by 16.8%, rose by 7.0% in constant currency and by 2.7% like-for-like. On all bases, the growth in costs was lower than the growth in revenue.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2016 was 132,657 compared to 132,315 in 2015, an increase of 0.3%. On the same basis, the total number of people in the Group, excluding associates, at 31 December 2016 was 134,341 compared to 134,479 at 31 December 2015, a decrease of 138 or 0.1%. This reflected the transfer of a further 250 staff to IBM in the first half of 2016, as part of the strategic partnership agreement and IT transformation program, together with the continuing sound management of headcount and staff costs in 2016 to balance revenue and costs. On the same basis, revenue increased 3.0%.

Reported staff costs increased by 17.0%. Reported staff costs, excluding incentives, increased by 17.3%, up 7.5% in constant currency. Incentive payments amounted to £367 million ($486 million), which were 14.9% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before incentives compared with £331 million ($505 million) or 16.2% in 2015. Achievement of target, at an individual company level, generally generates 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before bonus as an incentive pool, 20% at maximum and 25% at super maximum.

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

Mergers and acquisitions: Our acquisition focus continues to be on the triple play of faster-growing geographic markets, new media and data investment management, including the application of technology, data and content, consistent with our strategic priorities (see page 9). In 2017, the Group spent over £200 million on acquisition payments, net of cash acquired and disposal proceeds, completing 43 transactions in the year; 15 acquisitions and investments were in new markets, 32 in quantitative and digital and five were driven by individual client or agency needs. Out of all these transactions, nine were in both new markets and quantitative and digital.

Specifically, in 2017, acquisitions and increased equity stakes have been completed in Advertising and Media Investment Management in the US, Germany, the Middle East and North Africa, Croatia, Russia, China and India; Data Investment Management in the UK and Ireland; Brand Consulting in the UK and Italy; direct, digital and interactive in the US, the UK, France, Ireland, Spain, the United Arab Emirates, Kenya, China and Brazil.

We will continue to assess opportunities in line with our strategy to increase the Group’s exposure to:

•	Faster-growing geographic markets and sectors;

•	New media and data investment management, including the application of technology and big data.

Dividends: Given the Company’s performance in 2017, the Board proposes a marginal increase in the final dividend to 37.3p per share, which, together with the interim dividend of 22.7p per share, makes a total of 60.0p per share for 2017, an overall increase of 6.0%. This represents a dividend pay-out ratio of 50%, the same as last year. The record date for the final dividend is 15 June 2018, payable on 9 July 2018. Dividends paid in respect of 2017 will total approximately £760 million for the year.

Share buy-backs: They continue to be targeted to absorb any share dilution from issues of options or restricted stock in the range of 2-3% of the issued share capital. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values. Share buy-backs in 2017 cost £504 million, representing 2.5% of issued share capital. Funds returned to share owners in 2017 totalled over £1.2 billion, including share buy-backs, an increase of 20% over 2016. In 2016, funds returned to share owners were over £1.0 billion. In the last five years, £5.0 billion has been returned to share owners and over the last 10 years £6.6 billion.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2017, billings were £55.6 billion, or 3.6 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

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

The Group also has a three-year Revolving Credit Facility of A$520 million due April 2019. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 4.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.0 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2017, net cash inflow from operating activities was £1,408.1 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was £1,540.3 million. This free cash flow was absorbed by £228.8 million in net acquisitions and disposals, by £504.2 million in share repurchases and buy-backs and by £751.5 million in dividends, resulting in a net inflow of £55.8 million.

Net debt at 31 December 2017 was £4.5 billion, against £4.1 billion at 31 December 2016, primarily reflecting the movement in working capital and provisions of £532 million, and average net debt was £5.1 billion in 2017, compared to £4.6 billion in 2016, at 2017 exchange rates. The average net debt to headline EBITDA ratio in 2017 is 2.0 times, which is at the top-end of the Group’s target range of 1.5-2.0 times.

Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2017 was 13.0 times. Average net debt in the first quarter of 2018 was £4.766 billion, compared to £4.409 billion in 2017, at 2018 exchange rates.

With an equity market capitalisation of approximately £14.1 billion at 24 April 2018, the total enterprise value of the Company is approximately £19.5 billion, a multiple of 7.7 times 2017 headline EBITDA.

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Company has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2017.

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

In the first quarter of 2018, reported revenue was down 4.0% at £3.555 billion, with currency headwinds of 6.0% resulting in constant currency revenue up 2.0%, like-for-like revenue up 0.8%. Our quarter one preliminary revised forecasts are in line with budget, with a slightly stronger second half, at the revenue level and show flat like-for-like revenue. The Group won $1.737 billion in net new business in the first quarter.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2017, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2018	2019	2020	2021	2022	Beyond 2022
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,846.2	224.0	533.3	222.2	—	—	1,866.7
Sterling bonds	600.0	—	—	200.0	—	—	400.0
US$ bonds	2,116.5	—	—	—	600.7	369.7	1,146.1
Bank revolvers	985.2	—	195.8	—	789.4	—	—
Subtotal	6,547.9	224.0	729.1	422.2	1,390.1	369.7	3,412.8
Interest payable	1,869.2	167.7	167.2	162.1	147.7	118.2	1,106.3
Total	8,417.1	391.7	896.3	584.3	1,537.8	487.9	4,519.1
Operating leases[2]	3,857.5	530.0	462.5	408.7	346.7	296.2	1,813.4
Capital commitments[3]	137.2	137.0	0.2	—	—	—	—
Investment commitments[3]	54.2	54.2	—	—	—	—	—
Financial derivatives	4.9	(4.0)	1.1	2.6	2.8	2.4	—
Estimated obligations under acquisition earnouts and put option agreements	888.8	219.3	149.2	180.9	116.9	117.6	104.9
Total contractual obligations	13,359.7	1,328.2	1,509.3	1,176.5	2,004.2	904.1	6,437.4

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2017 of £393.2 million. The Group’s net debt at 31 December 2017 was £4,483.1 million and is analysed in Item 5B.

[2]	Operating leases are net of sub-let rentals of £36.4 million.
[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2017 amounted to £68.2 million (2016: £43.7 million, 2015: £70.9 million). Employer contributions and benefit payments in 2018 are expected to be approximately £70 million. Projections for years after 2018 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Non-GAAP Information

As introduced on page 7, the following metrics are the Group’s Non-GAAP measures.

Constant currency

The Company’s reporting currency is the UK pound sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and illustrate the underlying change in revenue, profit and other relevant financial statement line items from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2017 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

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

The following table reconciles reported revenue growth for 2017 and 2016 to like-for-like revenue for the same period.

	Revenue
	£m
2015 Reportable	12,235
Impact of exchange rate changes	1,273	10.4%
Changes in scope of consolidation	514	4.2%
Like-for-like growth	367	3.0%
2016 Reportable	14,389	17.6%
Impact of exchange rate changes	647	4.5%
Changes in scope of consolidation	272	1.9%
Like-for-like growth	(43)	(0.3%)
2017 Reportable	15,265	6.1%

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

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2017 £m	2016 £m	2015 £m
Profit before taxation	2,109.3	1,890.5	1,492.6
Amortisation and impairment of acquired intangible assets	195.1	168.4	140.1
Goodwill impairment	27.1	27.0	15.1
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Investment write-downs	95.9	86.1	78.7
Restructuring costs	56.8	27.4	106.2
IT asset write-downs	—	—	29.1
Share of exceptional (gains)/losses of associates	(0.8)	15.2	21.8
Revaluation of financial instruments	(262.2)	48.3	34.7
Headline PBT	2,092.5	1,986.2	1,622.3

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, IT asset write-downs, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, losses/gains on remeasurement of equity interests arising from a change in scope of ownership and Group restructuring costs.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2017 £m	2016 £m	2015 £m
Profit for the year	1,912.3	1,501.6	1,245.1
Taxation	197.0	388.9	247.5
Finance income, finance cost and revaluation of financial instruments, net	(87.6)	222.4	186.4
Amortisation and impairment of acquired intangible assets	195.1	168.4	140.1
Depreciation of property, plant and equipment	230.7	220.8	194.7
Amortisation of other intangible assets	36.3	38.6	33.7
Goodwill impairment	27.1	27.0	15.1
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Investment write-downs	95.9	86.1	78.7
Restructuring costs	56.8	27.4	106.2
IT asset write-downs	—	—	29.1
Share of exceptional (gains)/losses of associates	(0.8)	15.2	21.8
Headline EBITDA	2,534.1	2,419.7	2,002.4

Headline operating costs

Headline operating costs is one of the metrics that management uses to assess the performance of the business.

Headline operating costs is calculated as costs of services and general administrative costs excluding media pass-through costs, data collection pass-through costs, other pass-through costs, goodwill impairment, amortisation and impairment of acquired intangible assets, gains/losses on disposal of investments and subsidiaries, investment gains/losses and write-downs, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, IT asset write-downs and Group restructuring costs.

	2017 £m	2016 £m	2015 £m
Costs of services	12,090.2	11,348.1	9,709.1
General and administrative costs	1,267.0	977.7	894.1
	13,357.2	12,325.8	10,603.2
Media pass-through costs	(1,350.0)	(1,223.2)	(999.7)
Data collection pass-through costs	(633.7)	(661.0)	(647.2)
Other pass-through costs	(142.1)	(106.9)	(64.0)
Amortisation and impairment of acquired intangible assets	(195.1)	(168.4)	(140.1)
Goodwill impairment	(27.1)	(27.0)	(15.1)
Gains on disposal of investments and subsidiaries	129.0	44.3	131.0
(Losses)/gains on remeasurement of equity interests arising from a change in scope of ownership	(0.3)	232.4	165.0
Investment write-downs	(95.9)	(86.1)	(78.7)
Restructuring costs	(56.8)	(27.4)	(106.2)
IT asset write-downs	—	—	(29.1)
Headline operating costs	10,985.2	10,302.5	8,819.1

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

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to share owners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). Net working capital movements are excluded from this measure since these are principally associated with our media buying activities on behalf of clients and are not necessarily within the control of the Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash inflow from operating activities before proceeds from the issue of shares, proceeds from the disposal of property, plant and equipment, movement in trade working capital and other receivables, payables and provisions, less purchases of property, plant and equipment, purchases of other intangible assets and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2017 £m	2016 £m	2015 £m
Net cash inflow from operating activities	1,408.1	1,773.8	1,359.9
Share option proceeds	6.4	27.2	27.6
Proceeds on disposal of property, plant and equipment	8.0	7.7	13.4
Movement in trade working capital and other receivables, payables and provisions	531.8	151.3	164.1
Purchases of property, plant and equipment	(288.9)	(252.1)	(210.3)
Purchase of other intangible assets (including capitalised computer software)	(37.3)	(33.0)	(36.1)
Dividends paid to non-controlling interests in subsidiary undertakings	(87.8)	(89.6)	(55.2)
Free cash flow	1,540.3	1,585.3	1,263.4

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

Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group.

The following table is an analysis of net debt:

	2017 £m	2016 £m	2015 £m
Debt financing	(6,874.5)	(6,567.4)	(5,593.2)
Cash and short-term deposits	2,391.4	2,436.9	2,382.4
Net debt	(4,483.1)	(4,130.5)	(3,210.8)

Use of Estimates

The preparation of consolidated financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the Group’s principal accounting policies is provided in the Accounting Policies section of the consolidated financial statements. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgements and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our consolidated financial statements and notes thereto.

Goodwill and other intangibles

The Company has a significant amount of goodwill and other intangible assets. In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment review is undertaken annually on 30 September. Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

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

•

After the projection period, there is an assumed annual long-term growth rate of 3.0% (2016: 3.0%), with no improvements in operating margins. Management have made the judgement that this long-term growth rate does not exceed the long-term growth rate for the industry; and

•	The net present value of the future cash flows was calculated using a pre-tax discount rate of 8.5% (2016: 8.5%).

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end, management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2017, operating profit includes credits totalling £44.8 million (2016: £26.3 million, 2015: £31.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2016.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. A summary of earnout related obligations included in trade and other payables is shown in note 19 to the consolidated financial statements.

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

Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities. Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnout and option agreements. The assumptions and sensitivity to changes in these assumptions is shown in note 25 to the consolidated financial statements.

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

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2017.

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

The Group’s pension deficit was £205.4 million at 31 December 2017, compared to £275.6 million at 31 December 2016. The decrease in the deficit is primarily due to an increase in funding and investment returns.

There are a number of areas in the pension accounting that involve judgements made by management based on the advice of qualified advisors. These include establishing the discount rates, rate of increase in salaries and pensions in payment, inflation and mortality assumptions. A sensitivity analysis for each significant actuarial assumption is shown in note 23 to the consolidated financial statements.

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

We record deferred tax assets and liabilities using tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted, or substantively enacted legislation, for the effect of temporary differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from operating loss carryforwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

•	the future earnings potential determined through the use of internal forecasts;

•	the cumulative losses in recent years;

•	the various jurisdictions in which the potential deferred tax assets arise;

•	the history of losses carried forward and other tax assets expiring;

•	the timing of future reversal of taxable temporary differences;

•	the expiry period associated with the deferred tax assets; and

•	the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion. At 31 December 2017, no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £3,169.9 million.

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

A. Directors and Senior Management

The directors and executive officers of the Company are as follows:

Roberto Quarta, Age 68: Executive Chairman. Roberto Quarta was appointed as a Director with effect from 1 January 2015 and became chairman of WPP in June 2015. He is Chairman of Smith & Nephew plc, Partner of Clayton, Dubilier & Rice, and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm. Previously, he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc. Mr Quarta’s career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. He has an in-depth understanding of differing global governance requirements having served as a director and Chairman of a number of UK and international companies.

Other current appointments: Chairman, Smith & Nephew plc.

Paul Richardson, Age 60: Group Finance Director. Paul Richardson became Group Finance Director of WPP in 1996 after four years with the Company as director of treasury. He is responsible for the Group’s worldwide functions in finance, IT, procurement, property, treasury, taxation, internal audit and sustainability. He is a chartered accountant and fellow of the Association of Corporate Treasurers.

Jacques Aigrain, Age 63: Non-Executive Director. Jacques Aigrain was appointed a Director of WPP on 13 May 2013. He is currently a Senior Advisor at Warburg Pincus LLP. He was on the Executive Committee of Swiss Re AG from 2001 to 2009 including CEO from 2006, and prior to that, he spent 20 years with JPMorgan Chase in New York, London and Paris. Mr Aigrain is a Non-Executive Director of London Stock Exchange Group Plc and a Supervisory Board Member of LyondellBasell NV and Swiss International Airlines AG (retiring in June 2018). He was Chairman of LCH Clearnet Group Ltd from 2010 to March 2015, and served as a Director of the Qatar Financial Center Authorities and Supervisory Board Member of Lufthansa AG. He holds a PhD in Economics from Sorbonne University and an MA in Economics from Paris Dauphine University.

Other current appointments: Non-Executive Director, London Stock Exchange Group plc. Supervisory Board Member, LyondellBasell NV. Supervisory Board Member, Swiss International Airlines AG.

Tarek Farahat, Age 53: Non-Executive Director. Tarek Farahat was appointed a Director with effect from 11 October 2016. He has more than 30 years of experience in the branded goods business. He worked for P&G for more than 26 years in Europe, the Middle East and Latin America. His last position at P&G was President of P&G Latin America. Among Mr Farahat’s achievements is the expansion of the Pampers business in emerging markets and business turnaround for P&G in Brazil. Mr Farahat was previously Chairman of the board of JBS and a board member of Pilgrims. He currently serves as strategic advisor and consultant.

Sir John Hood, Age 66: Non-Executive Director. Sir John Hood was appointed a Director on 1 January 2014. An international education and business leader, Sir John was formerly Vice-Chancellor of the University of Oxford and of the University of Auckland. In New Zealand, he served as Chairman of Tonkin & Taylor Ltd and as Non-Executive Director of Fonterra Co-operative Group and ASB Bank Ltd. Sir John currently serves as President & CEO of the Robertson Foundation, Chairman of Study Group Limited and BMT Group and Chair of the Rhodes Trust. Sir John also serves on the board of Aurora Energy Research. Sir John earned his PhD in Civil Engineering from the University of Auckland and then won a Rhodes Scholarship to Oxford, where he was awarded an MPhil in Management Studies. Sir John has been appointed a Knight Companion to the New Zealand Order of Merit.

Other current appointments: President and CEO, Robertson Foundation. Chairman, Study Group Limited. Chairman, BMT Group.

Ruigang Li, Age 48: Non-Executive Director. Ruigang Li was appointed a Director of WPP on 12 October 2010. He is the Founding Chairman and CEO of CMC Capital Partners and CMC Holdings (collectively CMC), China’s leading investment and operating group in media and entertainment, internet and technology, lifestyle and consumer sectors. Ruigang Li has led CMC to create a number of champions and emerging leaders in key sub-sectors including film, television, animation, entertainment and sports agency, news and financial media, social media, sports, music, live entertainment and education. Mr Li was the Chairman and President of Shanghai Media Group (SMG) for over 10 years and successfully transformed SMG into China’s leading media conglomerate. Mr Li was previously Chief of Staff of Shanghai Municipal Government.

Other current appointments: Chairman, CEO of CMC Capital Partners. Chairman, CEO of CMC Holdings. Board Member of City Football Group. Board Director of CAA (Creative Artists Agency). Vice Chairman of TVB (Hong Kong). Chairman of Shaw Brothers (Hong Kong). Board Member of Special Olympics.

Daniela Riccardi, Age 58: Non-Executive Director. Daniela Riccardi was appointed a Director on 12 September 2013. FMCG, retail-and-fashion products executive, she is Chief Executive Officer of Baccarat, the international luxury goods company, and was Chief Executive Officer of Diesel Group. She was an executive at P&G for 25 years, including service as President of P&G Greater China, with 7,000 employees, and Vice President-General Manager for P&G Eastern Europe & Russia. Ms Riccardi also sits on the Boards of Kering and of Comite Colbert. Ms Riccardi has been a guest lecturer at the Grenoble Ecole de Management in Paris. Ms Riccardi is a Magna Cum Laude graduate in Political Science and International Studies at Sapienza University of Rome and completed a Fellowship in Marketing at Yale University.

Other current appointments: CEO, Baccarat. Non-Executive Director, Kering. Non-Executive Director, Comite Colbert.

Nicole Seligman, Age 61: Non-Executive Director, Senior Independent Director. Nicole Seligman was appointed a Director on 1 January 2014. Most recently, she served as President of Sony Entertainment, Inc. and Sony Corporation of America and Sony Group Senior Legal Counsel. Previously, until 2014, she was Executive Vice President and General Counsel for Sony Corporation. Prior to that, as a partner in the Washington law firm of Williams & Connolly, Ms Seligman counselled a wide range of clients, including major media companies, on complex litigation and commercial matters. She is a Magna Cum Laude graduate of both Harvard College and Harvard Law School. Ms Seligman currently serves on the Board of Viacom Inc. and is Chairman of The Doe Fund, a New York-based non-profit organization.

Other current appointments: Non-Executive Director, Viacom Inc.

Hugo Shong, Age 62: Non-Executive Director. Hugo Shong was appointed a Director on 13 May 2013. He is the Global Chairman of IDG Capital. He joined IDG in 1991 and in 1993, helped IDG to set up the first technology venture fund in China, IDG Capital, which now has an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip, Soufun and Xiaomi. Mr Shong currently serves on the board of Mei Ah Entertainment Group, a Hong Kong listed company with interests in television, film and theatre. Mr Shong is a member of the board of trustees of Boston University. Mr Shong holds a degree from Hunan University, attended the Chinese Academy of Social Sciences and holds a Master of Science from Boston University. Mr Shong has completed the Advanced Management Program at Harvard Business School.

Other current appointments: Chairman, IDG Capital. Global Chairman, IDG Capital. Non-Executive Director, Mei Ah Entertainment Group. Independent Director, China Unicom. Non-Executive Director, IDG Energy Investment Group Limited. Non-Executive Director, HJ Capital (International) Holdings Company Limited.

Sally Susman, Age 56: Non-Executive Director. Sally Susman was appointed a Director on 13 May 2013. She is currently executive vice president, Corporate Affairs for Pfizer, the world’s largest biopharmaceutical company. Ms Susman also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, Ms Susman was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. Ms Susman held several senior corporate affairs posts at American Express, working in both London and the US. She started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce. She serves on the board of the International Rescue Committee. Ms Susman holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.

Solomon D. (Sol) Trujillo, Age 66: Non-Executive Director. Solomon D. (Sol) Trujillo was appointed a Director of WPP on 12 October 2010. He is an international business executive with three decades of experience as CEO of high-cap global companies in the US, the EU and Asia Pacific. A digital pioneer and long-time practitioner of market-based management, Mr Trujillo was an early champion of high-speed broadband and the mobile internet to stimulate productivity and innovation across all sectors of the economy. Mr Trujillo currently sits on corporate boards in the US, EU and China and has managed operations in more than 25 countries including developed and emerging markets from the EU and North America to China, Australasia, Africa and the Middle East. He is Chairman of Trujillo Group LLC which he uses to manage investments and to examine emerging trends in the broader digital space, from changing mobility platforms to artificial intelligence (AI). Mr Trujillo is the Chair and Co-founder of the Latino Donor Collaborative (LDC), comprised of the most senior US Latino business leaders.

Other current appointments: Director, Unlockd. Director, Western Union. Director, Silk Road Telecommunications.

The independence of each non-executive director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the non-executives standing for re-election at the 2017 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.

Mark Read, Age 51: Chief Operating Officer. Mark Read was appointed joint Chief Operating Officer of WPP on 16 April 2018, reporting to Executive Chairman Roberto Quarta. Mark works alongside Andrew Scott to lead the business and develop WPP’s strategy. He has specific responsibility for the Group’s clients, operating companies and people. Mark has held multiple leadership positions across the Group, including Executive Director of WPP plc, Head of Strategy and CEO of WPP Digital. For 12 years Mark was responsible for the Group’s digital development, including the move into technology through the acquisition of 24/7 Real Media, and the creation of POSSIBLE and Stream, WPP’s celebrated “unconference”. In 2015, he was appointed CEO of Wunderman, transforming the network into one of the world’s leading customer-focused digital agencies. Earlier in his career, Mark founded and developed WebRewards, a UK startup that was sold to Bertelsmann in 2001. He also specialised in the media and marketing industries as a principal at Booz Allen & Hamilton, having started his career at the WPP parent company working on corporate development. Mark has an MBA from INSEAD and an economics degree from Trinity College, Cambridge University, and was a Henry Fellow at Harvard University. He is the Chairman of the Natural History Museum Digital Council. Wired ranked him as one of the Top 25 Digital Influencers in Europe in 2014 and he was twice named The Drum’s Digital Individual of the Year.

Andrew Scott, Age 49: Chief Operating Officer. Andrew Scott was appointed joint Chief Operating Officer of WPP on 16 April 2018, reporting to Executive Chairman Roberto Quarta. Andrew works alongside Mark Read to lead the business and develop WPP’s strategy. He has specific responsibility for the Group’s financial and operational performance and implementing the ongoing reorganisation of WPP’s portfolio. Andrew joined WPP in 1999 as Director of Corporate Development, working in London and New York, and was appointed to lead

WPP’s Specialist Communications division in 2009. He was named Chief Operating Officer, WPP Europe, in March 2013, focusing on the strategy and structure of WPP’s businesses in the UK and Continental Europe (including Turkey and Russia). Andrew has extensive leadership, strategic and corporate development experience. He has been responsible for the Group’s Mergers & Acquisitions activity, completing numerous acquisitions and minority investments. Through transactions such as Essence, VML, AKQA, 24/7, Y&R Group, Cordiant and TNS, he has played a critical role in building WPP – not least its digital capabilities. Andrew spent his earlier career at global strategy consulting firm L.E.K. Consulting, where he focused on projects related to clients’ most pressing strategic issues and opportunities. In London, Cape Town and Sydney he worked across strategy, operations and organisational transformation in a range of industry sectors. He graduated with distinction from the INSEAD MBA programme in 1996. He holds a post graduate certificate in Design, Manufacture and Management from Cambridge University and a First-Class Honours degree in Mechanical Engineering from Bath University.

B. Compensation

Directors’ Compensation

For the fiscal year ended 31 December 2017 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £20.3 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.7 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive Directors’ total compensation received

Single total figure of compensation

2017	Base salary[3]	Benefits[4]	DEPs[5]	Pension[6]	Short-term incentive	Long-term incentive[7]	Total annual compensation
	£000	£000	£000	£000	£000	£000	£000
Sir Martin Sorrell[1]	1,149	200	2,170	402	—	10,009	13,930
Paul Richardson[1,2]	833	66	—	249	—	2,725	3,873
[1]	Any US dollar amounts received in 2017 have been converted into sterling at an exchange rate of $1.2887 to £1.
[2]

Paul Richardson’s base salary figure is denominated in US dollars other than his fee for directorship of WPP plc which amounts to £100,000 which, per above, has been converted at an exchange rate of $1.2887 to £1.

[3]

Base salary levels are reviewed every two years or following a change in role and will normally increase by no more than the local rate of inflation. Company and personal performance are taken into account during review process.

[4]

Benefits are fixed, non-itemised allowances enabling executives to procure their own benefits as required. The benefits, and therefore total annual compensation, set out in the table above exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses were for Sir Martin Sorrell £4,492 and Paul Richardson £8,307.

[5]

Sir Martin Sorrell receives payments in accordance with the approval granted by share owners of amounts equal to the dividends that would be payable during 2017 totalling £2,169,831, in respect of the shares reflected in the UK and US Deferred Stock Units (DSUs) Awards Agreements, these agreements that now comprise the awards granted under the Capital Investment Plan in 1995. 2017 is the final year in which such payments will be made.

[6]

Pension is provided by way of contribution to a defined contribution retirement arrangement, or a cash allowance, determined as a percentage of base salary. Contributions/allowances are as follows (as % of base salary): Group Chief Executive—30% and Group Finance Director—30%. The new Directors’ Compensation Policy that was approved in June 2017 reduced the pension for Sir Martin Sorrell from 40% to 30% of base salary. This came into effect on 1 July 2017. Therefore, the amounts included in the table above represent six months under the old policy at 40% of base salary and six months under the new policy at 30% of base salary. There was no change for Paul Richardson.

[7]	This is the value of the 2013 Executive Performance Share Plan (EPSP) awards which vested in 2018 following the end of the five-year performance period on 31 December 2017.

2013 – 2017 EPSP awards vesting

The 2013 awards are the first set of awards made under the EPSP that was approved by share owners at the AGM in 2013. The EPSP replaced the Leadership Equity Acquisition Plan (LEAP) and was designed to take account of share owner views gained during an extensive consultation process. Vesting of the 2013 EPSP awards was dependent on performance against three measures, which include relative Total Shareholder Return (‘TSR’), Earnings Per Share (‘EPS’) growth and average annual Return On Equity (‘ROE’), all assessed over a five year performance period. The following table summarises the vested awards under the EPSP in 2017.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2013-2017 EPSP awards 000
Sir Martin Sorrell	1,032,540	147,003	858,730	£11.6554	£10,009
Paul Richardson[1]	52,026	7,478	43,320	$81.0566	$3,511
[1]	Paul Richardson’s 2013 EPSP awards were granted in respect of ADRs.

Outstanding share-based awards

Executive Share Awards (ESAs) held by Executive Directors

All Executive Share Awards granted under the Restricted Stock Plan are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. Due to no short-term incentive being awarded for 2017, there will be no 2017 ESAs granted. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of Shares/ADRs granted[2]	Face value on grant date[3] 000	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Sir Martin Sorrell	2014 ESA	27.05.15	£15.8350	113,347	£1,795	6,762	120,109	06.03.17	£17.1957	£2,065
	2015 ESA	07.06.16	£15.9850	133,817	£2,139	—	—	06.03.18	—	—
	2016 ESA	06.06.17	£17.2050	86,955	£1,496	—	—	06.03.19	—	—
Paul Richardson[1]	2014 ESA	27.05.15	$121.7200	9,817	$1,195	601	10,418	06.03.17	$104.6582	$1,090
	2015 ESA	07.06.16	$116.2700	10,837	$1,260	—	—	06.03.18	—	—
	2016 ESA	06.06.17	$110.7600	9,280	$1,028	—	—	06.03.19	—	—
[1]	Paul Richardson’s ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).

Long-term incentive plans – EPSP

The following table summarises all of the awards outstanding under the EPSP.

	Grant date	Performance period	Maximum number of nil cost options over shares/ADRs awarded[2]	Share/ ADR price on grant date[3]	During 2017
					Options vested/ (lapsed)	Additional dividend shares	Options exercised or deferred	Maximum number of nil cost options over shares/ADRs at 31 December 2017
Sir Martin Sorrell	04.06.14	01.01.14-31.12.18	867,756	£12.9080	—	—	—	867,756
	09.06.15	01.01.15-31.12.19	738,267	£15.1720	—	—	—	738,267
	28.11.16	01.01.16-31.12.20	656,873	£17.0520	—	—	—	656,873
	04.12.17	01.01.17-31.12.21	534,428	£12.9110	—	—	—	534,428
Paul Richardson[1]	04.06.14	01.01.14-31.12.18	40,927	$107.9960	—	—	—	40,927
	09.06.15	01.01.15-31.12.19	37,970	$115.8800	—	—	—	37,970
	28.11.16	01.01.16-31.12.20	41,536	$105.9309	—	—	—	41,536
	04.12.17	01.01.17-31.12.21	36,933	$86.9138	—	—	—	36,933

[1]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the five trading days preceding the date of grant (as set out in the table).

Non-Executive Directors’ total compensation received

The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

Fees £000
2017
Roberto Quarta	475
Jacques Aigrain	130
Charlene Begley[1]	44
Tarek Farahat	87
Sir John Hood	110
Ruigang Li	80
Daniela Riccardi	80
Nicole Seligman	91
Hugo Shong	80
Timothy Shriver[1]	39
Sally Susman	80
Sol Trujillo	90

[1]	Charlene Begley and Timothy Shriver retired from the Board 7 June 2017.

Past directors

During 2017, payments were made to past directors who continued to provide advisory services to the Company. A payment of £21,768 was made to John Quelch in respect of educational presentations he gave to companies within the WPP Group. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enables the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector. Since his retirement from the Board, Timothy Shriver has been appointed as a consultant advising the Company on certain client relationships. He received a payment of £38,000 for his consultancy services.

The full Directors’ Compensation Policy can be found at www.wpp.com/wpp/about/howwebehave/governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

C. Board Practices

The role of the Board

The Board is collectively responsible for promoting the success of the Company by directing and supervising the Company’s policy and strategy and is responsible to share owners for the Group’s financial and operational performance and risk management. Responsibility for the development and implementation of Group policy and strategy and for day-to-day management issues is delegated by the Board to the Executive Directors and until the appointment of the new Group Chief Executive, the Chief Operating Officers. The list of matters reserved to the Board can be downloaded from the website www.wpp.com/wpp/about/howwebehave/governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Following the resignation of the Group Chief Executive on 14 April 2018, the Board has implemented the succession plans it had in place in the event of a sudden departure and has appointed Roberto Quarta as Executive Chairman and two Chief Operating Officers, Mark Read and Andrew Scott. The Board has commenced the recruitment process for a new Group Chief Executive with the assistance of an external search firm which had already been working with the Board and which will consider both the pool of internal candidates already identified and external candidates. The recruitment process will be conducted in a timely and efficient manner.

Re-election

The directors submit themselves for annual re-election at each AGM, if they wish to continue serving and are considered by the Board to be eligible. Directors may be appointed by share owners by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next AGM, where they may be re-elected by ordinary resolution of the share owners. Refer to Item 6A for the appointment date of each director.

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

The fixed compensation elements of the contract will continue to be paid in respect of any notice period. There are no provisions relating to payment in lieu of notice. If an Executive Director is placed on garden leave, the Compensation Committee retains the discretion to settle benefits in the form of cash. The Executive Directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in share owner interests, the Committee will encourage Executive Directors to use their leave entitlements, prior to the end of their notice period.

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

Short- and long-term compensation elements

If the Executive Director is dismissed for cause, there is not entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the table below summarises the relevant provisions from the directors’ service contracts (cash bonus) and the plan rules (Restricted Stock Plan (RSP) and EPSP), which apply in other leaver scenarios. The Committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

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

•  Awards will vest immediately on a change of control subject to performance and time pro-rating unless it is agreed by the Committee and the relevant Executive Director that the outstanding awards are exchanged for equivalent new awards.

Other pre-existing terms that apply to Sir Martin Sorrell

•

Sir Martin Sorrell’s deferred LEAP awards and his DSUs will be paid out unconditionally on termination of employment. The performance requirements in respect of these awards have already been met, the awards have vested and are therefore no longer subject to any leaver provisions.

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

Other Compensation Committee discretions not set out above

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

Payments in exceptional circumstances

In truly unforeseen and exceptional circumstances, the Compensation Committee retains the discretion to make emergency payments which might not otherwise be covered by this policy. The Committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Directors’ Compensation Policy table. An example of such an exceptional circumstance could be the untimely death of a director, requiring another director to take on an interim role until a permanent replacement is found.

Compensation Committee

Compensation Committee members and attendance during 2017
	Meetings eligible to attend	Meetings attended
Sir John Hood (Chairman)	7	7
Jacques Aigrain	7	7
Roberto Quarta	7	7
Timothy Shriver[1]	5	5
Nicole Seligman[2]	0	0

[1] Timothy Shriver retired from the Board in June 2017.
[2] Nicole Seligman was appointed to the Compensation Committee on 14 December 2017.

During 2017, the Compensation Committee met seven times on a formal basis, with additional informal meetings held as needed.

The Committee members do not have any personal financial interest (other than as a share owner as disclosed on page 48) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/wpp/about/howwebehave/governance/, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. In particular, the Committee invites certain individuals to attend meetings, including the Group Chief Executive (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Senior Independent Director (who was formally appointed to the Compensation Committee on 14 December 2017), the Company Secretary, the Chief Talent Officer and the Worldwide Compensation & Benefits Director.

The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Company’s external advisors.

External advisors

The Committee retains Willis Towers Watson (WTW) to act as independent advisors. They provide advice to the Compensation Committee and work with management on matters related to our compensation policy and practices. They are a member of the Remuneration Consultants Group and have signed the code of conduct relating to the provision of advice in the UK. In light of this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent.

WTW provides limited other services at a Group level. Some of the operating companies engage them as advisors at a local level.

In 2017, WTW received fees of £89,785 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

Audit Committee

Audit Committee members and attendance during 2017
	Meetings eligible to attend	Meetings attended
Jacques Aigrain (Chairman)	7	7
Sol Trujillo	7	7
Tarek Farahat[1]	6	5
Charlene Begley[2]	4	3

[1] Appointed to the Committee on 24 February 2017.
[2] Retired from the Board on 7 June 2017.

The Audit Committee held seven meetings during the year, which were attended by Deloitte LLP, the Company’s external auditor, the Company’s Chairman, the Senior Independent Director, the Group Finance Director, the Director of Internal Audit, the Group Chief Counsel, the Group Chief Accountant and the Company Secretary. The Committee also held separate private meetings with the external auditor, the Director of Internal Audit, the Group Chief Counsel and the Group Chief Accountant. In addition to pre-meetings with the external auditors, the Chairman of the Audit Committee also has regular meetings with the Directors of Internal Audit, Tax, Treasury and the Group Chief Counsel and ongoing dialogue with the Group Finance Director and Group Chief Accountant.

Committee responsibilities and how they were discharged in 2017

The discussion below addresses the main matters covered by the Committee’s terms of reference as well as certain additional matters dealt with during 2017:

•	Monitoring the integrity of the Company’s financial statements and reviewing significant financial reporting judgements.

•	Reviewing internal controls and internal audit activities.

•

Assisting the Board in meeting its responsibilities in respect of carrying out a robust assessment of the principal risks affecting the Group and reviewing and reporting on the systems and key elements of risk management as they affect the Group and reviewing the risk map and framework for presentation to the Board.

•

Reviewing the Group Treasury policy with particular focus on debtors, funding foreign exchange and cash management and the continued ability of the Group to adopt the going concern basis in preparing financial statements.

•	Reviewing reports on any material litigation or regulatory reviews involving Group companies.

•	Reviewing the Group’s mergers and acquisitions strategy, any significant acquisitions, the earnout payments profile review and integration processes and the debt financing by the Group.

•	Reviewing the impact of and the Group’s response to the malware attack which affected the Group in June 2017 and the Company’s IT security strategy.

•	Reviewing the Group’s tax position.

•

Monitoring the accounting and legal reporting requirements, including all relevant regulations of the UK Listing Authority, the SEC and NYSE and the Jersey Financial Services Commission and proposed changes to the UK Corporate Governance Code and future implementation of IFRS 15 and 16.

•	Overseeing continued compliance with Section 404 of the Sarbanes-Oxley Act (SOX), through regular status reports submitted by the internal and external auditors.

•	Reviewing the Group’s IT Transformation project and shared services initiatives.

•	Reviewing issues raised on our Right to Speak helpline and the actions taken in response to those calls.

Fair, balanced and understandable

A Sub-Committee of the Board including members of the Audit Committee examined whether the Annual Report and Accounts for 2017 was fair, balanced and understandable and provided the information necessary for share owners to assess the Group’s position, performance, business model and strategy. The Sub-Committee received an early final draft of the report for review and comment, as well as a report from the Disclosure Committee as to the governance relating to compilation of the report. The Board subsequently considered the report as a whole and discussed the report’s tone, balance and language for compliance with these standards.

Financial reporting and significant financial judgements

The management team make key decisions and judgements in the process of applying the Group’s accounting policies. These key judgements were detailed in reports and presentations by management to the Committee in respect of 2017 which were then examined by the Committee and discussed with management.

The areas of significant judgement considered by the Committee and how these were addressed are set out below:

•

The assessments made for goodwill impairment. The Committee confirmed, based on management’s expectations of future performance of certain businesses, the level of goodwill impairment charges required in 2017.

•

The judgements made in respect of the timing of recognition and valuation of media volume income earned from media owners and amount to be retained. The Committee received briefings from management on the appropriateness of the controls in place and challenged management to demonstrate the effectiveness of such controls.

•

The judgements made in respect of the release of provisions related to other media income. The Committee considered the information from management to support the judgements made and agreed those were appropriate.

•

The valuations of non-controlled investments and listed associates, which are based on local management forecasts, recent third-party investment and other supporting information such as industry valuation multiples. The Committee examined the valuations with management and agreed that the valuations were appropriate.

•

The accuracy of forecasting the potential future payments due under earnout agreements in respect of acquired businesses. The Committee considered the forecasting with management and agreed that earnouts have been accounted for on a consistent basis to previous periods.

•

The valuation of year-end provisions in respect of working capital. The Committee received briefings on the approach taken by management in assessing the level of exposure across the Group and agreed it was consistent and appropriate.

•

Accounting for the judgemental elements of remuneration, including pensions, bonus accruals, severances and share-based payments. The Committee agreed that the assumptions applied by management are reasonable.

•

The judgements made in respect of tax, in particular the level of central tax provisioning. The Committee supported management’s assumptions in both these areas and believe the current level of provisions is reasonable.

•

The going concern assessment and viability statement and key forecast assumptions. The Committee concur with management’s going concern assumptions as set out in note 24 to the consolidated financial statements.

External audit

Deloitte has been WPP’s auditors since 2002. The lead partner rotates every five years and the latest rotation took effect during 2015. In 2017, the effectiveness of the audit process was evaluated through a Committee review of the audit planning process and discussions with key members of the Group’s finance function. The 2017 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The Committee held private meetings with the external auditors and the Committee chair met privately with the external auditors before meetings. The Committee continues to be satisfied with the performance of Deloitte and confirmed that Deloitte continues to be objective and independent. The Committee recommends the reappointment of Deloitte at the AGM on 13 June 2018.

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

Internal audit

The annual internal audit plan is approved by the Committee at the beginning of the financial year. Progress against the plan is monitored through the year and any changes require Committee approval. Significant issues identified within audit reports are considered in detail along with the mitigation plans to resolve those issues. The Committee also considers the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the principal risks and controls throughout the Group. The Chairman of the Committee hold pre-meetings with the Director of Internal Audit and regular update meetings, to ensure the internal audit function has adequate standing and is free from management restrictions and has direct access to the Audit Committee if needed.

Non-audit fees

The Committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and SEC. The prohibited categories of work include advice on remuneration and on tax services being provided by Deloitte in the EU and a general default to an alternative provider elsewhere subject to adherence to regulations. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the Committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2017 is shown in note 3 of the consolidated financial statements.

Committee composition and evaluation

The Committee and its members were formally assessed by the Nomination and Governance Committee as part of the review of Committee composition in 2017 and as part of the evaluation process described below for their technical suitability to be members and also for its overall effectiveness. The Board has designated Jacques Aigrain as the Committee’s financial expert for SOX purposes and together with Tarek Farahat as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code and competence in accounting or audit for the purposes of DTR 7.1. The members of the Committee are considered by the Board to be independent and (when considered as a whole), have competence relevant to the marketing communications sector and have financial and/or financial services experience as set out in their biographies in item 6A.

The annual evaluation of the Board’s and all Committees’ effectiveness has been conducted internally by the Senior Independent Director following the externally-facilitated evaluation concluded in 2016. Each director completed a confidential questionnaire and then held separate conversations with the Senior Independent Director and individual directors considering the effectiveness of the Board and its Committees. The discussions also considered the progress made by the Board and directors in implementing the recommendations of the previous evaluations. The recommendations and agreed actions from this year’s evaluation will be published on the Company’s website prior to the AGM in 2018. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Terms of reference

The Committee’s terms of reference, are reviewed annually and most recently were reviewed and updated in December 2017 to reflect the FRC’s updated guidance on Audit Committees and can be viewed on the Company’s website at www.wpp.com/wpp/about/howwebehave/governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2017, the Group, including all employees of associated undertakings, had approximately 203,000 employees located in over 3,000 offices in 112 countries compared with 198,000 and 190,000 as at 31 December 2016 and 2015, respectively. Excluding all employees of associated undertakings, this figure is 134,413 (2016: 134,341, 2015: 128,123). The average number of employees in 2017 was 134,428 compared to 132,657 and 124,930 in 2016 and 2015, respectively, including acquisitions.

Their geographical distribution was as follows:

	2017	2016	2015
North America	27,399	27,246	26,224
United Kingdom	14,197	14,070	13,401
Western Continental Europe	25,700	24,996	23,506
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	67,132	66,345	61,799
	134,428	132,657	124,930

Their operating sector distribution was as follows:

	2017	2016	2015
Advertising and Media Investment Management	56,789	55,120	53,227
Data Investment Management	28,629	29,279	28,395
Public Relations & Public Affairs	9,082	9,054	8,492
Brand Consulting, Health & Wellness and Specialist Communications	39,928	39,204	34,816
	134,428	132,657	124,930

E. Share Ownership

Executive Directors’ interests

Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan (‘ESOP’). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2017, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 14,232,910 shares in the Company (13,857,706 in 2016).

				Outstanding scheme interests
Director		Total share interests (including charitable foundation)	Total beneficial interests	Shares without performance conditions (unvested)[1,2]	Shares with performance conditions (unvested)[3,4]	Total unvested shares
Sir Martin Sorrell[5]	At 31 December 2017	22,515,954	17,940,018	220,772	3,829,864	4,050,636
	At 24 April 2018	23,116,251	17,640,315	86,955	2,797,324	2,884,279
Paul Richardson	At 31 December 2017	1,068,240	1,068,240	100,585	1,046,960	1,147,545
	At 24 April 2018	1,068,240	1,068,240	46,400	786,830	833,230

[1]	Shares due pursuant to the 2015 and 2016 Executive Share Awards, full details of which can be found on page 37. Additional dividend shares will be due on vesting.
[2]	As noted in footnote 1 above, less 2015 Executive Share Awards, which vested on 6 March 2018 (full details can be found on page 37).
[3]	Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 38. Additional dividend shares will be due on vesting.
[4]	As noted in footnote 3 above, less the maximum due under the 2013 EPSP Award, which vested on 13 March 2018 (full details can be found on page 37).
[5]

On 27 March 2018, Sir Martin Sorrell gifted 900,000 ordinary shares to the JMCMRJ Sorrell Charitable Foundation. On 24 April 2018, The JMCMRJ Sorrell Charitable Foundation is interested in 5,475,936 ordinary shares. Sir Martin Sorrell has no beneficial interest in these shares.

Share ownership guidelines

The Executive Directors are required to achieve a minimum level of share ownership of WPP shares. The Group Chief Executive and Group Finance Director are required to hold shares to the value of 600% and 300% of base salary respectively.

At the end of 2017, both Executive Directors exceeded their respective share ownership guidelines by a substantial margin.

Non-Executive Directors’ interests

Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2017	Total interests at 24 April 2018
Roberto Quarta	37,500	37,500
Jacques Aigrain	13,000	13,000
Charlene Begley[1]	2,140	2,140
Tarek Farahat	2,100	2,100
Sir John Hood	3,000	3,000
Ruigang Li	4,000	4,000
Daniela Riccardi	4,100	4,100
Nicole Seligman	6,250	6,250
Hugo Shong	22,915	22,915
Timothy Shriver[1]	10,070	10,070
Sally Susman	5,000	5,000
Sol Trujillo	10,000	10,000

[1]	Charlene Begley and Timothy Shriver retired from the Board on 7 June 2017. The information disclosed reflects their total interests at this date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

		24 April 2018		26 April 2017		27 April 2016
MFS	8.03%	101,727,776	6.64%	84,917,360	6.6%	85,122,255
Harris Associates LP	7.35%	93,117,523	*	*	*	*
BlackRock Inc.	5.49%	69,509,494	5.62%	71,872,825	5.1%	66,364,311
*	The Company has not been notified of any interests in the issued ordinary share capital of the Company in excess of 3.0%.

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

The number of outstanding ordinary shares at 31 December 2017 was 1,332,511,552 which included at such date the underlying ordinary shares represented by 14,942,978 ADSs. 222 share owners of record of WPP ordinary shares were US residents at 31 December 2017.

The geographic distribution of our share ownership as at 31 December 2017 is presented below:

United Kingdom	28%
United States	39%
Rest of world	33%
Total	100%

B. Related Party Transactions

From time to time the Group enters into transactions with its associated undertakings. These transactions were not material for any of the years presented.

See Item 6B for a discussion of the service contracts between the Company and the Executive Directors.

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

	£ per Ordinary Share
	High	Low
2013	13.83	9.06
2014	13.83	11.17
2015	16.11	13.04

2016
First Quarter	16.35	13.38
Second Quarter	16.78	14.76
Third Quarter	18.32	16.01
Fourth Quarter	18.50	16.43

2017
First Quarter	19.21	16.46
Second Quarter	17.54	16.14
Third Quarter	16.16	13.48
October	14.08	12.95
November	13.23	12.53
December	13.89	13.05
Fourth Quarter	14.08	12.53

2018
January	13.92	12.78
February	14.71	12.27
March	12.80	10.94
First Quarter	14.71	10.94

The ordinary shares have traded in the United States since 29 December 1987 in the form of ADSs, which are evidenced by ADRs or held in book entry form. The Depositary for the ADSs is Citibank, N.A. in New York. On 28 November 2017, WPP transferred the listing of its ADSs from the NASDAQ Global Market to the New York Stock Exchange. The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs as reported by NASDAQ or NYSE.

	US dollars per ADS
	High	Low
2013	114.86	72.81
2014	113.58	89.95
2015	123.10	99.22

2016
First Quarter	117.25	97.52
Second Quarter	120.46	98.12
Third Quarter	120.34	105.24
Fourth Quarter	117.55	103.00

2017
First Quarter	118.92	102.98
Second Quarter	113.42	104.96
Third Quarter	104.80	90.61
October	93.46	85.20
November	87.94	82.64
December	93.22	88.15
Fourth Quarter	93.46	82.64

2018
January	95.53	88.25
February	102.48	86.03
March	87.83	76.68
First Quarter	102.48	76.68

The Depositary held 74,714,890 ordinary shares as at 31 December 2017, approximately 5.61% of the outstanding ordinary shares, represented by 14,942,978 outstanding ADSs.

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

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this Form 20-F:

(i) On 6 November 2007, WPP Finance S.A. issued £200,000,000 6.375% guaranteed bonds due 2020. The bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 and WPP Air 3 acceded as additional guarantors to the bonds. In a supplemental trust deed dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in Item 4.A above;

(ii) On 21 November 2011, WPP Finance 2010 issued US$500,000,000 of 4.75% guaranteed senior notes due November 2021. On 2 December 2011, WPP Finance 2010 issued an additional $312,387,000 of 4.75% guaranteed senior notes due November 2021 in exchange for $281,369,000 of outstanding 5.875% Senior Notes due 2014 of WPP Finance (UK). In total, WPP Finance 2010 issued US$812,387,000 of the 4.75% guaranteed senior notes due November 2021 pursuant to the Indenture and the First Supplemental Indenture, both dated as at 2 November 2011, among WPP Finance 2010 as Issuer, WPP plc, WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as Guarantors, and Wilmington Trust National Association as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. In the Fourth Supplemental Indenture dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in Item 4.A above;

(iii) On 18 July 2014, WPP CP LLC and WPP Finance Co. Limited (as borrowers), guaranteed by WPP plc, WPP 2005 Limited, WPP Jubilee Limited and WPP CP LLC entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due July 2021. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.1 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.275% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.35% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.45% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.60% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.9% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.1% per annum is payable on outstandings on any day on which the amount of outstandings exceed 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.20% per annum is payable on outstandings on any day on which the amount of outstandings exceed 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.40% per annum is payable on outstandings on any day on which the amount of outstandings exceed 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;

(iv) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee;

(v) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws;

(vi) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $812,387,000 4.75% notes due November 2021 described above;

(vii) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(viii) On 19 September 2014, WPP Finance 2010 issued US$ 750,000,000 3.750% guaranteed senior notes due September 2024. These notes were issued under the Indenture dated as at 19 September 2014, as supplemented by the Supplemental Indenture dated as at 19 September 2014, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625% notes due November 2043 described above;

(ix) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(x) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xi) On 23 March 2015, WPP Finance 2013 issued EUR 251,910,000 0.43% guaranteed senior bonds due March 2018. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xii) On 18 November 2015, WPP Finance 2013 issued EUR 600,000,000 0.75% guaranteed senior bonds due November 2019. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiii) On 17 March 2016, STW Communications Group Limited (subsequently renamed WPP AUNZ Limited) entered into an agreement for a 3 year revolving credit facility for AUD$520 million with a syndicate of banks and Westpac Banking Corporation acting as Agent due 5 April 2019. Joint and several guarantees are provided by subsidiaries of WPP AUNZ that represent at least 80% of EBITDA and at least 70% of total tangible assets. The facility is available for drawing by way of cash advances in Australian Dollars or New Zealand Dollars on a revolving basis. The rate of margin is determined by the ratio of Net Debt to EBITDA. If the ratio is greater than 2.5 the rate of margin for the facility shall be 1.8%. If the ratio is greater than 2.0 and less than or equal to 2.5 the rate of margin for the facility shall be 1.5%. If the ratio is greater than 1.5 and less than or equal to 2.0 the rate of margin for the facility shall be 1.35%. If the ratio is greater than 1.0 and less than or equal to 1.5 the rate of margin for the facility shall be 1.2%. If the ratio is less than or equal to 1.0 the rate of margin for the facility shall be 1.05%. The commitment fee payable on undrawn commitments is equal to 45% of the then applicable margin. The facility contains customary representations, covenants and events of default;

(xiv) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior bonds due 14 September 2046 under the EUR 4,000,000,000 Euro Medium Term Note Programme. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are admitted to the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market. The terms and conditions of the bonds contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and a cross-default event of default provision;

(xv) On 18 May 2017, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due May 2020 which pay a coupon of 3 month EURIBOR + 0.32%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November

2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xvi) On 20 March 2018, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due March 2022 which pay a coupon of 3 month EURIBOR + 0.45%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision; and

(xvii) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.

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

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2017 is estimated to be a net liability of £3.7 million (£3.1 million with respect to derivative assets and £6.8 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

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

Depositary Payments—Fiscal Year 2017

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2017.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Executive Chairman and our Group Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2017. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Executive Chairman and Group Chief Financial Officer, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Executive Chairman and our Group Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2017. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2017 our internal control over financial reporting was effective.

The Company’s internal control over financial reporting as at 31 December 2017 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 75.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements at and for the year ended 31 December 2017, of the Company and our report dated 30 April 2018, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the change in accounting policy of the presentation of the consolidated income statement for the year ended 31 December 2017 to a “function of expense” method of presentation as outlined in International Accounting Standards 1, Presentation of Financial Statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2018

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2017, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Jacques Aigrain, Tarek Farahat, and Sol Trujillo at 31 December 2017 and as at the date of this report. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NYSE listing standards and rules of the Securities and Exchange Commission.

WPP has two audit committee financial experts, Jacques Aigrain, serving as Chairman of the audit committee, and Tarek Farahat, a member of the committee. See the biographies of Jacques Aigrain and Tarek Farahat in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct which is regularly reviewed by the Audit Committee and the Board and was last updated in 2016, sets out the principal obligations of all directors, officers and employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Code of Business Conduct is available on the Company’s website, http://www.wpp.com/wpp/about/howwebehave/governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2017 £m	2016 £m
Audit fees	26.1	24.5
Tax fees[1]	0.2	2.9
All other fees[2]	4.6	5.8
	30.9	33.2
[1]	Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by Audit Committee.
[2]	Other fees comprise services, including fees for due diligence and review of earn-out payment calculations. All other fees were approved by Audit Committee.

See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2017, 2016 and 2015.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte LLP, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by Deloitte LLP subject to an approvals process that is designed appropriately for different categories and values of proposed work.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of WPP plc on 8 June 2016 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 129,365,131 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 7 June 2017 and was replaced by a new authority to purchase up to a maximum number of 127,887,590 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2018 and 1 September 2018.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan		Maximum number of shares that may yet be purchased under plan
January	2,850,000	18.60	2,850,000		109,461,326
February	2,450,000	18.73	2,450,000		107,011,326
March	4,725,000	17.06	4,725,000		102,286,326
April	—	—	—		102,286,326
May	3,600,000	17.04	3,600,000		98,686,326
June	2,900,000	17.04	2,900,000	[1]	126,187,590
July	—	—	—		126,187,590
August	1,250,000	14.38	1,250,000		124,937,590
September	6,300,000	13.95	6,300,000		118,637,590
October	—	—	—		118,637,590
November	4,479,644	12.84	4,479,644		114,157,946
December	3,850,000	13.11	3,850,000		110,307,946
Total	32,404,644	15.56	32,404,644
[1]	1,200,000 of the shares purchased were under the authority granted at the Annual General Meeting on 8 June 2016.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s ADSs are listed on the NYSE. In general, under Section 303A.11 of the NYSE’s Listed Company Manual, foreign private issuers such as WPP listed on the NYSE are permitted to follow home country corporate governance practices instead of certain of the corporate governance requirements of Section 303A of the Listed Company Manual.

The following discussion identifies the principal ways that WPP’s corporate governance practices differ from the requirements of Section 303A of the Listed Company Manual:

•

Section 303A.03 requires that non-management directors hold regular executive sessions and that the listed company disclose on its website or in its annual report the name of the director presiding at such sessions. The Company’s non-management directors do not hold executive sessions as this is not required under the UK Corporate Governance Code.

•

Sections 303A.04 and 303A.05 require that the written charters of the nominating/corporate governance committee and the compensation committee each require that the committee consist entirely of independent directors. While all current members of the Company’s Nomination and Governance Committee and Compensation Committee are independent, the terms of reference of these committees require, consistent with the UK Corporate Governance Code, that only a majority of the members of each committee be independent.

•

Section 303A.05 requires that compensation committees have authority to retain compensation consultants, legal counsel and other advisers at the issuer’s expense, and that they consider specific factors before doing so. Section 303A.05 also requires that a compensation committee’s written charter cover the preparation of disclosure required of domestic issuers by Item 407(e)(5) of Regulation S-K and delegation of the committee’s duties to one or more subcommittees. The terms of reference of the Company’s Compensation Committee give the committee the authority to obtain outside legal assistance and any professional advice, at the Company’s expense, as the committee considers necessary for the discharge of its responsibilities, but do not specifically require the committee to consider the factors listed in Section 303A.05. The committee’s terms of reference also do not cover the preparation of the Item 407(e)(5) disclosure or delegation of the committee’s duties to subcommittees.

•

Section 303A.07 requires that terms of reference of a listed company’s audit committee cover the preparation of disclosure required of domestic issuer by Item 407(d)(3) of Regulation S-K and require that the committee meet separately with management. The terms of reference of the Company’s Audit Committee do not cover these matters, although they do require that the committee meet separately with the auditors and the head of the Company’s internal audit team.

•

Section 303A.08 requires that listed companies obtain shareholder approval before a stock option or purchase plan is established or materially revised or other equity compensation arrangement is made or materially revised pursuant to which stock may be acquired by directors, employees or other service providers of the listed company, subject to certain exceptions. The Company seeks share owner approval for the adoption or amendment of stock plans or stock purchase plans only as required by the Articles of Association of the Company, the Listing Rules of the UK Listing Authority (the Listing Rules) and the laws of Jersey.

Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rules):

(a)	an employees’ share scheme if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and

(b)	a long-term incentive plan in which one or more directors of the Company is eligible to participate and to material amendments of that plan to the extent required by the plan’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the plan rules must be approved by share owners must themselves be drafted to ensure compliance with the Listing Rules.

•

Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the UK Corporate Governance Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states its compliance with the Code on an annual basis rather than adopting the elements of the Code as a separate written policy.

•

Section 303A.12 requires that each listed company must provide certain certifications of compliance with the NYSE corporate governance rules annually. The Company complies instead with the requirements of the UK Corporate Governance Code in this regard.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of WPP plc at 31 December 2017 and 2016 and for the years ending 31 December 2017, 2016 and 2015 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £200 million of 6.375% bonds due 2020 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2007).

2.4	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 30 November 2011 (as amended and restated pursuant to an amendment and restatement agreement, dated 14 December 2012, an amendment and restatement agreement, dated 25 April 2013 and an amendment and restatement agreement, dated 14 July 2014), by and among WPP CP LLC and WPP Finance Co. Limited, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated by reference to Exhibit (b) to a Schedule TO-T filed by the Registrant on February 20, 2015).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

Exhibit No.	Exhibit Title

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 0.75% Notes due November 2019 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2015).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by STW Communications Group Limited (subsequently renamed WPP AUNZ Limited), dated 17 March 2016 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of senior bonds due May 2020 that pay a coupon of 3 month EURIBOR plus 0.32%.*

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of guaranteed senior bonds due March 2022 that pay a coupon of 3 month EURIBOR plus 0.45%.*

2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 1.375% guaranteed senior bonds due March 2025.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

Exhibit No.	Exhibit Title

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	UK Service Agreement, effective from 19 November 2008, between WPP 2005 Limited, Sir Martin Sorrell and WPP plc (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Service Agreement in the USA, effective 26 November 2010, between WPP Group USA, Inc. and Sir Martin Sorrell (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2010).

4.17	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.20	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.23	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.24	WPP Group plc 2004 Leadership Equity Acquisition Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.25	WPP plc Leadership Equity Acquisition Plan III, as amended through 10 December 2012 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.26	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.27	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.28	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.29	WPP Share Option Plan 2015 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

8.1	List of subsidiaries.*

12.1	Certification of Executive Chairman.*

12.2	Certification of Group Chief Financial Officer.*

13.1	Certification of Executive Chairman under 18 U.S.C. Section 1350.*

13.2	Certification of Group Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson Group Chief Financial Officer
30 April 2018

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) at 31 December 2017 and 2016, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 April 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in the accounting policies of the financial statements, the Company has elected to change its accounting policy in regard to the presentation of the consolidated income statement for the year ended 31 December 2017, moving from a ‘nature of expense’ method of presentation to a ‘function of expense’ method of presentation as outlined in International Accounting Standard 1, Presentation of Financial Statements. The accounting policy change has been applied retrospectively to all periods presented.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2018

We have served as the Company’s auditor since 2002.

Our 2017 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2017.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorized for issue on 30 April 2018.

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

Presentation

The Group has changed its accounting policy in regard to the presentation of the income statement under IAS 1 Presentation of Financial Statements for the year ended 31 December 2017, moving from a ‘nature of expense’ method of presentation to a ‘function of expense’ method of presentation. The Group considers this to be a more reliable and relevant presentation and prior years have been represented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. This change in accounting policy has not resulted in a change to revenue, operating profit or profit for any of the years presented.

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

Accounting policies (continued)

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

Accounting policies (continued)

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

Debt

Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

Revenue comprises commission and fees earned in respect of amounts billed. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal, the revenue recorded is the gross amount billed.

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

Public Relations & Public Affairs and Brand Consulting, Health & Wellness, and Specialist Communications

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

Accounting policies (continued)

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

Accounting policies (continued)

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

IFRS 9 is effective from 1 January 2018. It contains requirements for the classification and measurement of financial assets and liabilities, impairment (introducing an expected loss method) and hedge accounting. The Group does not consider that it will have a significant impact on the financial statements of the Group, particularly given the short-term nature of the Group’s trade receivables, which are mainly due from large national or multinational companies. The principal impact will be for equity investments currently designated as ‘available for sale’, where the Group will elect to recognise the fair value movements of certain equity investments through other comprehensive income. Fair value movements of certain other equity investments will be recognised in profit or loss.

IFRS 15 is effective from 1 January 2018 and it will be applied retrospectively to each prior period presented, we do not expect the adoption of IFRS 15 to have a significant impact on the timing of the Group’s revenue recognition nor on the Group’s equity.

However, for certain of our contracts, the adoption of IFRS 15 will result in a change in our accounting for certain third-party costs. Third-party costs are included in revenue where the Group acts as principal with respect to the services provided to the client and is excluded where the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether we control the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there will be an increase in third-party costs included in revenue and costs of services. In 2017, these third-party costs were approximately £500 million. This change will increase revenue and costs of services by the same amount and therefore have no impact on operating profit.

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

Critical judgements and estimation uncertainty in applying accounting policies

Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group’s accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting

Accounting policies (continued)

policies and the appropriate note in these financial statements.

The most significant areas of estimation uncertainty include:

•

Goodwill (note 12): The discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins discount rates and working capital requirements.

•

Payments due to vendors (earnout agreements) and liabilities in respect of put options: Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnouts and put options. Further details are disclosed in note 25.

•

Provision for post-employment benefits (note 23): Estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors.

The most significant areas of judgements include:

•

Revenue recognition: Judgement is required regarding the timing of recognition, particularly in relation to media volume income with regards to whether it is required to be passed back to the client. Further details are set out in the accounting policy.

•	Taxation (note 7): Judgement is required in relation to the level of provisions required and the amount of taxes that will be due, particularly given the many countries in which the Group operates.

Consolidated income statement

For the years ended 31 December 2017, 2016, 2015

	Notes	2017 £m	2016 £m1	2015 £m1
Revenue	2	15,265.4	14,388.9	12,235.2
Costs of services	3	(12,090.2)	(11,348.1)	(9,709.1)
Gross profit		3,175.2	3,040.8	2,526.1
General and administrative costs	3	(1,267.0)	(977.7)	(894.1)
Operating profit		1,908.2	2,063.1	1,632.0
Share of results of associates	4	113.5	49.8	47.0
Profit before interest and taxation		2,021.7	2,112.9	1,679.0
Finance income	6	95.2	80.4	72.4
Finance costs	6	(269.8)	(254.5)	(224.1)
Revaluation of financial instruments	6	262.2	(48.3)	(34.7)
Profit before taxation		2,109.3	1,890.5	1,492.6
Taxation	7	(197.0)	(388.9)	(247.5)
Profit for the year		1,912.3	1,501.6	1,245.1

Attributable to:
Equity holders of the parent		1,816.6	1,400.1	1,160.2
Non-controlling interests		95.7	101.5	84.9
		1,912.3	1,501.6	1,245.1

Earnings per share
Basic earnings per ordinary share	9	144.0p	109.6p	90.0p
Diluted earnings per ordinary share	9	142.4p	108.0p	88.4p

Notes

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-55 form an integral part of this consolidated income statement.

[1]	Prior year figures have been re-presented as described in the accounting policies.

Consolidated statement of comprehensive income

For the years ended 31 December 2017, 2016, 2015

	2017 £m	2016 £m	2015 £m
Profit for the year	1,912.3	1,501.6	1,245.1
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(465.2)	1,378.0	(275.9)
Gain/(loss) on revaluation of available for sale investments	32.1	(93.1)	206.0
	(433.1)	1,284.9	(69.9)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	17.0	(15.9)	33.5
Deferred tax on defined benefit pension plans	(24.6)	(0.4)	(5.2)
	(7.6)	(16.3)	28.3
Other comprehensive (loss)/income for the year	(440.7)	1,268.6	(41.6)
Total comprehensive income for the year	1,471.6	2,770.2	1,203.5
Attributable to:
Equity holders of the parent	1,395.6	2,600.6	1,121.6
Non-controlling interests	76.0	169.6	81.9
	1,471.6	2,770.2	1,203.5

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-55 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2017, 2016, 2015

	Notes	2017 £m	2016 £m	2015 £m
Net cash inflow from operating activities	11	1,408.1	1,773.8	1,359.9
Investing activities
Acquisitions and disposals	11	(181.5)	(638.8)	(669.5)
Purchases of property, plant and equipment		(288.9)	(252.1)	(210.3)
Purchases of other intangible assets (including capitalised computer software)		(37.3)	(33.0)	(36.1)
Proceeds on disposal of property, plant and equipment		8.0	7.7	13.4
Net cash outflow from investing activities		(499.7)	(916.2)	(902.5)
Financing activities
Share option proceeds		6.4	27.2	27.6
Cash consideration for non-controlling interests	11	(47.3)	(58.3)	(23.6)
Share repurchases and buy-backs	11	(504.2)	(427.4)	(587.6)
Net increase/(decrease) in borrowings	11	599.6	(22.5)	492.0
Financing and share issue costs		(0.8)	(6.4)	(11.4)
Equity dividends paid		(751.5)	(616.5)	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(87.8)	(89.6)	(55.2)
Net cash outflow from financing activities		(785.6)	(1,193.5)	(704.0)
Net increase/(decrease) in cash and cash equivalents		122.8	(335.9)	(246.6)
Translation of cash and cash equivalents		(27.2)	291.9	(54.4)
Cash and cash equivalents at beginning of year		1,902.6	1,946.6	2,247.6
Cash and cash equivalents at end of year	11	1,998.2	1,902.6	1,946.6

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-55 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2017, 2016

	Notes	2017 £m	2016 £m
Non-current assets
Intangible assets:
Goodwill	12	12,952.9	13,214.3
Other	12	2,018.4	2,217.3
Property, plant and equipment	13	979.5	968.7
Interests in associates and joint ventures	14	1,065.2	1,069.4
Other investments	14	1,153.5	1,310.3
Deferred tax assets	15	160.3	140.4
Trade and other receivables	17	176.2	204.9
		18,506.0	19,125.3
Current assets
Inventory and work in progress	16	424.3	400.4
Corporate income tax recoverable		234.7	231.2
Trade and other receivables	17	12,112.3	12,374.5
Cash and short-term deposits		2,391.4	2,436.9
		15,162.7	15,443.0
Current liabilities
Trade and other payables	18	(14,241.1)	(15,010.4)
Corporate income tax payable		(649.3)	(752.3)
Bank overdrafts, bonds and bank loans	20	(624.1)	(1,002.5)
		(15,514.5)	(16,765.2)
Net current liabilities		(351.8)	(1,322.2)
Total assets less current liabilities		18,154.2	17,803.1
Non-current liabilities
Bonds and bank loans	20	(6,250.4)	(5,564.9)
Trade and other payables	19	(992.8)	(1,273.8)
Deferred tax liabilities	15	(513.7)	(692.4)
Provision for post-employment benefits	23	(206.3)	(276.5)
Provisions for liabilities and charges	21	(229.0)	(227.9)
		(8,192.2)	(8,035.5)
Net assets		9,962.0	9,767.6
Equity
Called-up share capital	26	133.3	133.2
Share premium account		568.5	562.2
Other reserves	27	761.7	1,185.2
Own shares		(1,171.1)	(962.0)
Retained earnings		9,200.8	8,405.9
Equity share owners’ funds		9,493.2	9,324.5
Non-controlling interests		468.8	443.1
Total equity		9,962.0	9,767.6

Note

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-55 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2017, 2016, 2015

	Called- up share capital £m	Share premium account £m	Shares to be issued £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2015	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8
Ordinary shares issued	0.3	27.3	(0.3)	–	–	0.2	27.5	–	27.5
Treasury share additions	–	–	–	–	(406.0)	–	(406.0)	–	(406.0)
Treasury share allocations	–	–	–	–	3.6	(3.6)	–	–	–
Profit for the year	–	–	–	–	–	1,160.2	1,160.2	84.9	1,245.1
Exchange adjustments on foreign currency net investments	–	–	–	(272.9)	–	–	(272.9)	(3.0)	(275.9)
Gain on revaluation of available for sale investments	–	–	–	206.0	–	–	206.0	–	206.0
Actuarial gain on defined benefit pension plans	–	–	–	–	–	33.5	33.5	–	33.5
Deferred tax on defined benefit pension plans	–	–	–	–	–	(5.2)	(5.2)	–	(5.2)
Other comprehensive (loss)/income	–	–	–	(66.9)	–	28.3	(38.6)	(3.0)	(41.6)
Dividends paid	–	–	–	–	–	(545.8)	(545.8)	(55.2)	(601.0)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	99.0	99.0	–	99.0
Tax adjustment on share-based payments	–	–	–	–	–	18.0	18.0	–	18.0
Net movement in own shares held by ESOP Trusts	–	–	–	–	(33.5)	(148.1)	(181.6)	–	(181.6)
Recognition/remeasurement of financial instruments	–	–	–	(59.0)	–	(0.7)	(59.7)	–	(59.7)
Share purchases – close period commitments	–	–	–	80.0	–	2.9	82.9	–	82.9
Acquisition of subsidiaries[2]	–	–	–	–	–	(18.6)	(18.6)	25.0	6.4
Balance at 31 December 2015	132.9	535.3	–	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8
Ordinary shares issued	0.3	26.9	–	–	–	–	27.2	–	27.2
Treasury share additions	–	–	–	–	(274.5)	–	(274.5)	–	(274.5)
Treasury share allocations	–	–	–	–	3.9	(3.9)	–	–	–
Profit for the year	–	–	–	–	–	1,400.1	1,400.1	101.5	1,501.6
Exchange adjustments on foreign currency net investments	–	–	–	1,309.9	–	–	1,309.9	68.1	1,378.0
Loss on revaluation of available for sale investments	–	–	–	(93.1)	–	–	(93.1)	–	(93.1)
Actuarial loss on defined benefit pension plans	–	–	–	–	–	(15.9)	(15.9)	–	(15.9)
Deferred tax on defined benefit pension plans	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Other comprehensive income /(loss)	–	–	–	1,216.8	–	(16.3)	1,200.5	68.1	1,268.6
Dividends paid	–	–	–	–	–	(616.5)	(616.5)	(89.6)	(706.1)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	106.5	106.5	–	106.5
Tax adjustment on share-based payments	–	–	–	–	–	3.9	3.9	–	3.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	28.2	(181.1)	(152.9)	–	(152.9)
Recognition/remeasurement of financial instruments	–	–	–	(21.9)	–	26.8	4.9	–	4.9
Share purchases – close period commitments	–	–	–	–	–	8.6	8.6	–	8.6
Acquisition of subsidiaries[2]	–	–	–	–	–	(20.7)	(20.7)	(15.3)	(36.0)
Balance at 31 December 2016	133.2	562.2	–	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6
Ordinary shares issued	0.1	6.3	–	–	–	–	6.4	–	6.4
Treasury share additions	–	–	–	–	(289.6)	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	–	112.2	(112.2)	–	–	–
Profit for the year	–	–	–	–	–	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	–	–	–	(445.5)	–	–	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	–	–	–	32.1	–	–	32.1	–	32.1
Actuarial gain on defined benefit pension plans	–	–	–	–	–	17.0	17.0	–	17.0
Deferred tax on defined benefit pension plans	–	–	–	–	–	(24.6)	(24.6)	–	(24.6)
Other comprehensive loss	–	–	–	(413.4)	–	(7.6)	(421.0)	(19.7)	(440.7)
Dividends paid	–	–	–	–	–	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	–	105.0	105.0	–	105.0
Tax adjustment on share-based payments	–	–	–	–	–	3.0	3.0	–	3.0
Net movement in own shares held by ESOP Trusts	–	–	–	–	(31.7)	(182.9)	(214.6)	–	(214.6)
Recognition/remeasurement of financial instruments	–	–	–	(10.1)	–	(11.7)	(21.8)	–	(21.8)
Acquisition of subsidiaries[2]	–	–	–	–	–	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	133.3	568.5	–	761.7	(1,171.1)	9,200.8	9,493.2	468.8	9,962.0

Notes

The accounting policies on pages F-2 to F-8 and the accompanying notes on pages F-14 to F-55 form an integral part of this consolidated statement of changes in equity.

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

The Group is organised into four reportable segments – Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, & interactive.

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

Operating sectors

Reported contributions were as follows:

Income statement	Revenue[1]	Revenue less pass-through costs[2]	Headline PBIT[3]	Revenue less pass-through costs margin[4]
	£m	£m	£m	%
2017
Advertising and Media Investment Management	7,180.3	5,851.9	1,109.0	19.0
Data Investment Management	2,690.9	2,052.3	350.3	17.1
Public Relations & Public Affairs	1,171.9	1,140.9	183.2	16.1
Brand Consulting, Health & Wellness and Specialist Communications	4,222.3	4,094.5	624.6	15.3
	15,265.4		2,267.1
2016
Advertising and Media Investment Management	6,547.3	5,413.5	1,027.2	19.0
Data Investment Management	2,661.1	1,994.0	351.5	17.6
Public Relations & Public Affairs	1,101.3	1,078.8	179.8	16.7
Brand Consulting, Health & Wellness and Specialist Communications	4,079.2	3,911.5	601.8	15.4
	14,388.9		2,160.3
2015
Advertising and Media Investment Management	5,552.8	4,652.0	859.7	18.5
Data Investment Management	2,425.9	1,768.1	286.1	16.2
Public Relations & Public Affairs	945.8	929.7	145.2	15.6
Brand Consulting, Health & Wellness and Specialist Communications	3,310.7	3,174.5	483.0	15.2
	12,235.2		1,774.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[3]	A reconciliation from profit before interest and taxation (PBIT) to headline PBIT is provided in note 31. PBIT is reconciled to profit before taxation in the consolidated income statement.
[4]	Revenue less pass-through costs margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2017
Advertising and Media Investment Management	57.0	171.3	108.8	19.5	27.0	193.1
Data Investment Management	14.4	58.8	59.9	–	15.3	106.3
Public Relations & Public Affairs	8.6	10.6	12.2	7.6	6.3	34.2
Brand Consulting, Health & Wellness and Specialist Communications	25.0	85.5	86.1	–	64.9	731.6
	105.0	326.2	267.0	27.1	113.5	1,065.2
2016
Advertising and Media Investment Management	60.7	126.2	105.4	20.9	8.3	285.6
Data Investment Management	13.0	61.5	60.9	–	13.2	109.4
Public Relations & Public Affairs	7.5	10.3	11.6	–	3.2	108.1
Brand Consulting, Health & Wellness and Specialist Communications	25.3	87.1	81.5	6.1	25.1	566.3
	106.5	285.1	259.4	27.0	49.8	1,069.4
2015
Advertising and Media Investment Management	55.4	119.7	96.9	15.1	26.8	377.0
Data Investment Management	13.7	58.1	51.8	–	0.8	86.4
Public Relations & Public Affairs	6.7	9.1	9.8	–	2.3	92.0
Brand Consulting, Health & Wellness and Specialist Communications	23.2	59.5	69.9	–	17.1	203.2
	99.0	246.4	228.4	15.1	47.0	758.6

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

2. Segment information (continued)

Notes to the consolidated financial statements (continued)

Contributions by geographical area were as follows:

	2017 £m	2016 £m	2015 £m
Revenue[1]
North America[2]	5,547.0	5,280.8	4,491.2
UK	1,985.9	1,866.3	1,777.4
Western Continental Europe	3,160.0	2,943.2	2,425.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,572.5	4,298.6	3,541.0
	15,265.4	14,388.9	12,235.2
Revenue less pass-through costs[3]
North America[2]	4,799.0	4,603.7	3,882.3
UK	1,683.5	1,587.6	1,504.5
Western Continental Europe	2,616.0	2,425.5	2,016.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,041.1	3,781.0	3,121.3

Headline PBIT[4]
North America[2]	937.4	895.4	728.2
UK	280.0	261.4	243.1
Western Continental Europe	376.0	351.7	277.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	673.7	651.8	525.5
	2,267.1	2,160.3	1,774.0

	Margin	Margin	Margin
Revenue less pass-through costs margin[5]
North America[2]	19.5%	19.4%	18.8%
UK	16.6%	16.5%	16.2%
Western Continental Europe	14.4%	14.5%	13.7%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	16.7%	17.2%	16.8%
	£m	£m
Non-current assets[6]
North America[2]	7,667.5	8,189.3
UK	2,098.2	2,138.5
Western Continental Europe	4,542.1	4,321.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,035.8	4,327.2
	18,343.6	18,976.6

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

North America includes the US with revenue of £5,241.3 million (2016: £5,005.8 million, 2015: £4,257.4 million), revenue less pass-through costs of £4,541.0 million (2016: £4,365.1 million, 2015: £3,674.3 million), headline PBIT of £890.3 million (2016: £849.4 million, 2015: £697.3 million) and non-current assets of £7,202.7 million (2016: £7,690.2 million).

[3]

Revenue less pass-through costs was previously referred to as net sales. Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[4]	See note 31 for a reconciliation of PBIT to headline PBIT.
[5]	Revenue less pass-through costs margin is calculated as headline PBIT as a percentage of revenue less pass-through costs.
[6]	Non-current assets excluding financial instruments and deferred tax.

3. Costs of services and general and administrative costs

	2017 £m	2016 £m	2015 £m
Costs of services	12,090.2	11,348.1	9,709.1
General and administrative costs	1,267.0	977.7	894.1
	13,357.2	12,325.8	10,603.2
Costs of services and general and administrative costs include:
	2017 £m	2016 £m	2015 £m
Staff costs (note 5)	8,319.0	7,784.9	6,652.6
Establishment costs	888.6	836.5	726.3
Media pass-through costs	1,350.0	1,223.2	999.7
Data collection pass-through costs	633.7	661.0	647.2
Other costs of services and general and administrative costs[1]	2,165.9	1,820.2	1,577.4
	13,357.2	12,325.8	10,603.2
Other costs of services and general and administrative costs include:
Goodwill impairment (note 12)	27.1	27.0	15.1
Investment write-downs	95.9	86.1	78.7
Restructuring costs	56.8	27.4	106.2
IT asset write-downs	–	–	29.1
Amortisation and impairment of acquired intangible assets (note 12)	195.1	168.4	140.1
Amortisation of other intangible assets (note 12)	36.3	38.6	33.7
Depreciation of property, plant and equipment	230.7	215.2	190.0
Losses on sale of property, plant and equipment	1.1	0.8	1.1
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Net foreign exchange losses/(gains)	12.9	(17.0)	(10.7)
Operating lease rentals:
Land and buildings	586.6	556.1	476.6
Sublease income	(17.9)	(11.6)	(11.3)
	568.7	544.5	465.3
Plant and machinery	11.9	10.6	18.3
	580.6	555.1	483.6

Notes

[1]	Other costs of services and general and administrative costs include £142.1 million (2016: £106.9 million, 2015: £64.0 million) of other pass-through costs.

In 2017, operating profit includes credits totalling £44.8 million (2016: £26.3 million, 2015: £31.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2016. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 28.

Investment write-downs of £95.9 million (2016: £86.1 million, 2015: £78.7 million) include £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Gains on disposal of investments and subsidiaries of £129.0 million in 2017 (2016: £44.3 million, 2015: £131.0 million) include £92.3 million of gains arising on the sale of the Group’s equity interest in Asatsu-DK Inc following its acquisition by Bain Capital.

3. Costs of services and general administrative costs (continued)

Notes to the consolidated financial statements (continued)

In 2016, gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million primarily comprise gains in relation to the reclassification of the Group’s interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period. In 2015, gains on remeasurement of equity interests arising from a change in scope of ownership of £165.0 million primarily comprise gains in relation to the acquisition of a majority stake in IBOPE in Latin America.

In 2017, restructuring costs of £56.8 million (2016: £27.4 million; 2015: £106.2 million) predominantly comprise £33.7 million (2016: £nil; 2015: £69.5 million) of severance costs arising from a structural assessment of certain of the Group’s operations, primarily in the mature markets; and £12.8 million (2016: £27.4 million, 2015: £36.7 million) of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure including costs relating to the cyber attack in June 2017.

Auditors’ remuneration:

	2017 £m	2016 £m	2015 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.4	1.5
The audit of the Company’s subsidiaries pursuant to legislation	20.7	19.4	16.2
	22.1	20.8	17.7
Other services pursuant to legislation	4.0	3.7	3.3
Fees payable to the auditors pursuant to legislation	26.1	24.5	21.0
Tax advisory services	0.1	1.6	1.8
Tax compliance services	0.1	1.3	1.0
	0.2	2.9	2.8
Corporate finance services	–	0.1	0.2
Other services[1]	4.6	5.7	6.5
Total non-audit fees	4.8	8.7	9.5
Total fees	30.9	33.2	30.5

Note

[1]	Other services include audits for earnout purposes.

Minimum committed annual rentals

Amounts payable in 2018 under leases will be as follows:

	Plant and machinery			Land and buildings
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m
In respect of operating leases which expire:
– within one year	5.1	4.0	4.3	88.6	85.1	57.6
– within two to five years	10.8	10.5	9.7	236.2	287.9	240.3
– after five years	0.1	–	0.3	207.8	187.0	163.1
	16.0	14.5	14.3	532.6	560.0	461.0

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2017 are as follows:

	Minimum rental payments £m	Less sub- let rentals £m	Net payment £m
Year ending 31 December
2018	548.6	(18.6)	530.0
2019	469.0	(6.5)	462.5
2020	412.9	(4.2)	408.7
2021	349.1	(2.4)	346.7
2022	298.3	(2.1)	296.2
Later years	1,816.0	(2.6)	1,813.4
	3,893.9	(36.4)	3,857.5

4. Share of results of associates

Share of results of associates include:

	2017 £m	2016 £m	2015 £m
Share of profit before interest and taxation	145.1	97.1	95.2
Share of exceptional gains/(losses)	0.8	(15.2)	(21.8)
Share of interest and non-controlling interests	(7.8)	(4.7)	(1.7)
Share of taxation	(24.6)	(27.4)	(24.7)
	113.5	49.8	47.0

5. Our people

Our staff numbers averaged 134,428 for the year ended 31 December 2017 against 132,657 in 2016 and 124,930 in 2015. Their geographical distribution was as follows:

	2017	2016	2015
North America	27,399	27,246	26,224
UK	14,197	14,070	13,401
Western Continental Europe	25,700	24,996	23,506
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	67,132	66,345	61,799
	134,428	132,657	124,930

Their operating sector distribution was as follows:

	2017	2016	2015
Advertising and Media Investment Management	56,789	55,120	53,227
Data Investment Management	28,629	29,279	28,395
Public Relations & Public Affairs	9,082	9,054	8,492
Brand Consulting, Health & Wellness and Specialist Communications	39,928	39,204	34,816
	134,428	132,657	124,930

At the end of 2017, staff numbers were 134,413 (2016: 134,341, 2015: 128,123). Including all employees of associated undertakings, this figure was approximately 203,000 at 31 December 2017 (2016: 198,000, 2015: 190,000).

Staff costs include:

	2017 £m	2016 £m	2015 £m
Wages and salaries	5,832.3	5,395.6	4,578.4
Cash-based incentive plans	219.2	260.2	231.8
Share-based incentive plans (note 22)	105.0	106.5	99.0
Social security costs	720.3	658.1	578.4
Pension costs (note 23)	192.0	178.1	160.0
Severance	39.5	34.5	24.0
Other staff costs[1]	1,210.7	1,151.9	981.0
	8,319.0	7,784.9	6,652.6

Note

1 Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £12.3 million (2016: £15.5 million, 2015: £16.7 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Total compensation received by key management personnel in respect of 2017 was £17.8 million (2016: £57.5 million, 2015: £84.2 million) of which £0.7 million (2016: £0.7 million, 2015: £0.7 million) were pension contributions. The value of the EPSP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

Notes to the consolidated financial statements (continued)

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2017 £m	2016 £m	2015 £m
Income from available for sale investments	16.8	12.5	18.9
Interest income	78.4	67.9	53.5
	95.2	80.4	72.4

Finance costs include:

	2017 £m	2016 £m	2015 £m
Net interest expense on pension plans (note 23)	6.3	6.7	7.3
Interest on other long-term employee benefits	3.9	2.7	2.5
Interest expense and similar charges[1]	259.6	245.1	214.3
	269.8	254.5	224.1

Revaluation of financial instruments2 include:

	2017 £m	2016 £m	2015 £m
Movements in fair value of treasury instruments	1.1	(19.5)	(3.7)
Movements in fair value of other derivatives	–	–	15.9
Revaluation of put options over non-controlling interests	52.5	(17.2)	(11.3)
Revaluation of payments due to vendors (earnout agreements)	208.6	(11.6)	(35.6)
	262.2	(48.3)	(34.7)

Notes

[1]	Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $2,862 million of US dollar bonds at an average interest rate of 4.48%, €3,202 million of Eurobonds at an average interest rate of 1.71% and £600 million of Sterling bonds at an average interest rate of 4.04%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of $715 million at an average interest rate of 0.78% (2016: $109 million at an average interest rate of 0.82%).

Average borrowings under the Australian dollar Revolving Credit Facilities, amounted to A$412 million at an average rate of 3.24% (2016: A$336 million at an average interest rate of 3.69%).

Average borrowings under the US Commercial Paper Program for 2017 amounted to $860 million at an average interest rate of 1.47% inclusive of margin (2016: $293 million at an average interest rate of 0.75%).

7. Taxation

In 2017, the effective tax rate on profit before taxation was 9.3% (2016: 20.6%, 2015: 16.6%)

On 22 December 2017, The Tax Cuts and Jobs Act was enacted in the US which reduced the federal tax rate from 35% to 21% from 1 January 2018. This revised rate has been used to revalue deferred tax assets and liabilities, leading to a non-cash credit to the income statement of £234.1 million, partially offset by a one-time deemed repatriation tax charge related to unremitted foreign earnings of £28.1 million, payable over eight years.

The tax charge comprises:

	2017 £m	2016 £m	2015 £m
Corporation tax
Current year	523.4	569.4	403.0
Prior years	(98.6)	(80.3)	(108.4)
	424.8	489.1	294.6
Deferred tax
Current year	(235.2)	(88.0)	(35.8)
Prior years	7.4	(12.2)	(11.3)
	(227.8)	(100.2)	(47.1)
Tax charge	197.0	388.9	247.5

The corporation tax credit for prior years in 2017, in 2016 and 2015, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries.

7. Taxation (continued)

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2017 £m	2016 £m	2015 £m
Profit before taxation	2,109.3	1,890.5	1,492.6
Tax at the corporation tax rate of 19.25%[1]	406.0	378.1	302.3
Tax effect of share of results of associates	(21.8)	(10.0)	(9.5)
Irrecoverable withholding taxes	37.0	36.3	25.7
Items that are not deductible/(taxable) in determining taxable profit	(3.9)	9.4	25.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	140.3	60.4	49.9
US Transition Tax related to unremitted foreign earnings	28.1	–	–
Effect of change in US tax rate on deferred tax balances	(234.1)	–	–
Origination and reversal of unrecognised temporary differences	(17.2)	(4.3)	0.4
Tax losses not recognised or utilised in the year	32.5	52.2	4.0
Utilisation of tax losses not previously recognised	(10.4)	(11.3)	(10.4)
Recognition of temporary differences not previously recognised	(68.3)	(29.4)	(20.6)
Net release of prior year provisions in relation to acquired businesses	(15.0)	(23.3)	(22.9)
Other prior year adjustments	(76.2)	(69.2)	(96.8)
Tax charge	197.0	388.9	247.5
Effective tax rate on profit before tax	9.3%	20.6%	16.6%

Note

[1]	The parent company of the Group is tax resident in the UK. As such, the tax rate in the tax reconciliation for 2017 is the UK corporation tax rate of 19.25% (2016: 20%, 2015: 20.25%).

Factors affecting the tax charge in future years

Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Factors that may affect the Group’s future tax charge include the levels and mix of profits in the many countries in which we operate, the prevailing tax rates in each of those countries and also the foreign exchange rates that apply to those profits. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, future planning, and the ability to use brought forward tax losses. Furthermore, changes in local or international tax rules, for example prompted by the OECD’s Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), or new challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into Group Financing Exemption in the UK CFC rules announced in October 2017, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

The Group has a number of open tax returns and various ongoing tax audits worldwide but does not currently expect material additional tax exposures to arise, above the amounts provided, as and when the audits are concluded. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2017	2016	2015	2017	2016	2015
Per share	Pence per share			£m	£m	£m
2016 Final dividend	37.05p	28.78p	26.58p	467.2	368.5	343.2
2017 Interim dividend	22.70p	19.55p	15.91p	284.3	248.0	202.6
	59.75p	48.33p	42.49p	751.5	616.5	545.8

Proposed final dividend for the year ended 31 December 2017:

	2017	2016	2015
Per share	Pence per share
Final dividend	37.30p	37.05p	28.78p

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2017		2016		2015
Earnings[1] (£m)	1,816.6		1,400.1		1,160.2
Average shares used in basic EPS calculation (m)	1,261.1		1,277.8		1,288.5
EPS	144.0	p	109.6	p	90.0	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

	2017		2016		2015
Diluted earnings (£m)	1,816.6		1,400.1		1,160.2
Average shares used in diluted EPS calculation (m)	1,275.8		1,296.0		1,313.0
Diluted EPS	142.4	p	108.0	p	88.4	p

Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2017, options to purchase 8.2 million ordinary shares (2016: 8.4 million, 2015: 7.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2017 m	2016 m	2015 m
Average shares used in basic EPS calculation	1,261.1	1,277.8	1,288.5
Dilutive share options outstanding	1.8	2.4	3.5
Other potentially issuable shares	12.9	15.8	21.0
Shares used in diluted EPS calculation	1,275.8	1,296.0	1,313.0

At 31 December 2017 there were 1,332,511,552 (2016: 1,331,880,730, 2015: 1,329,366,024) ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2017 £m	2016 £m	2017 £m	2016 £m
Analysis of changes in financing
Beginning of year	695.4	668.2	6,033.1	5,157.4
Ordinary shares issued	6.4	27.2	–	–
Net increase/(decrease) in drawings on bank loans and corporate bonds	–	–	599.6	(22.5)
Amortisation of financing costs included in net debt	–	–	8.0	9.0
Debt acquired	–	–	–	144.4
Other movements	–	–	(6.9)	(13.1)
Exchange adjustments	–	–	(152.5)	757.9
End of year	701.8	695.4	6,481.3	6,033.1

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2017, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £701.8 million (2016: £695.4 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $300 million of 5.125% bonds due September 2042 and $500 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €252 million of 0.43% bonds due March 2018, €600 million of 0.75% bonds due November 2019, €750 million of 3% bonds due November 2023, €750 million of 2.25% bonds due September 2026 and €600 million of 1.625% bonds due March 2030. In May 2017, the Group issued €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.32% due May 2020.

In March 2018, the Group issued €500 million of 1.375% bonds due March 2025 and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.45% due March 2022.

Sterling bonds The Group has in issue £200 million of 6.375% bonds due November 2020 and £400 million of 2.875% bonds due September 2046.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2021. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $715 million in 2017. The Group has a A$520 million Revolving Credit Facility due April 2019. The Group’s borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$412 million in 2017. The Group had available undrawn committed credit facilities of £1,163.8 million at December 2017 (2016: £2,122.3 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group. Borrowings under the A$520 million Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ.

US Commercial Paper Program

The Group operates a commercial paper program using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2017 was $860.0 million. The US Commercial Paper outstanding at 31 December 2017 was $1,069 million.

10. Sources of finance (continued)

Notes to the consolidated financial statements (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2017 £m	2016 £m
Within one year	(391.7)	(582.9)
Between one and two years	(896.3)	(389.5)
Between two and three years	(584.3)	(893.0)
Between three and four years	(1,537.8)	(369.1)
Between four and five years	(487.9)	(812.9)
Over five years	(4,519.1)	(5,144.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,417.1)	(8,192.1)
Short-term overdrafts – within one year	(393.2)	(534.3)
Future anticipated cash flows	(8,810.3)	(8,726.4)
Effect of discounting/financing rates	1,935.8	2,159.0
Debt financing	(6,874.5)	(6,567.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2017 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,146.1	4.62%	n/a	199
	– floating	1,760.9	n/a	LIBOR	n/a
£	– fixed	600.0	4.04%	n/a	245
€	– fixed	2,623.9	1.85%	n/a	80
	– floating	222.2	n/a	EURIBOR	n/a
Other		128.2	n/a	n/a	n/a
		6,481.3

2016 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,255.6	4.62%	n/a	212
	– floating	1,063.1	n/a	LIBOR	n/a
£	– fixed	800.0	4.53%	n/a	193
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	2,521.9	1.85%	n/a	93
Other		192.5	n/a	n/a	n/a
		6,033.1

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

	Financial liabilities		Financial assets
2017	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	97.8	96.7	123.7	128.8
Between one and two years	21.4	20.1	38.6	38.8
Between two and three years	20.5	18.8	39.5	38.6
Between three and four years	20.7	18.6	851.7	851.0
Between four and five years	523.5	521.1	–	–
Over five years	–	–	–	–
	683.9	675.3	1,053.5	1,057.2

	Financial liabilities		Financial assets
2016	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	183.2	183.0	282.5	302.2
Between one and two years	19.2	20.6	51.7	55.4
Between two and three years	18.8	18.1	57.5	58.5
Between three and four years	20.0	18.1	61.2	60.5
Between four and five years	20.7	18.1	1,687.3	1,686.1
Over five years	521.3	518.1	–	–
	783.2	776.0	2,140.2	2,162.7

10. Sources of finance (continued)

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-11.

Net cash from operating activities:

	2017 £m	2016 £m	2015 £m
Profit for the year	1,912.3	1,501.6	1,245.1
Taxation	197.0	388.9	247.5
Revaluation of financial instruments	(262.2)	48.3	34.7
Finance costs	269.8	254.5	224.1
Finance income	(95.2)	(80.4)	(72.4)
Share of results of associates	(113.5)	(49.8)	(47.0)
Adjustments for:
Non-cash share-based incentive plans (including share options)	105.0	106.5	99.0
Depreciation of property, plant and equipment	230.7	220.8	194.7
Impairment of goodwill	27.1	27.0	15.1
Amortisation and impairment of acquired intangible assets	195.1	168.4	140.1
Amortisation of other intangible assets	36.3	38.6	33.7
Investment write-downs	95.9	86.1	78.7
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Losses on sale of property, plant and equipment	1.1	0.8	1.1
(Increase)/decrease in inventories and work in progress	(44.6)	(16.7)	7.8
Increase in trade receivables and accrued income	(45.8)	(53.7)	(882.7)
(Decrease)/increase in trade payables and deferred income	(170.8)	188.7	713.4
(Increase)/decrease in other receivables	(110.6)	77.4	(39.0)
(Decrease)/increase in other payables – short term	(122.8)	(303.7)	74.5
Increase in other payables – long-term	20.1	4.5	24.2
Decrease in provisions	(57.3)	(47.8)	(62.3)
Corporation and overseas tax paid	(424.7)	(414.2)	(301.2)
Interest and similar charges paid	(246.6)	(242.1)	(212.0)
Interest received	76.9	73.9	61.3
Investment income	16.8	12.5	4.9
Dividends from associates	46.8	60.4	72.6
Net cash inflow from operating activities	1,408.1	1,773.8	1,359.9

Acquisitions and disposals:

	2017 £m	2016 £m	2015 £m
Initial cash consideration	(214.8)	(424.1)	(463.5)
Cash and cash equivalents acquired (net)	28.9	57.3	57.7
Earnout payments	(199.1)	(92.3)	(43.9)
Purchase of other investments (including associates)	(92.5)	(260.2)	(283.2)
Proceeds on disposal of investments and subsidiaries	296.0	80.5	63.4
Acquisitions and disposals	(181.5)	(638.8)	(669.5)
Cash consideration for non-controlling interests	(47.3)	(58.3)	(23.6)
Net cash outflow	(228.8)	(697.1)	(693.1)

Share repurchases and buy-backs:
	2017 £m	2016 £m	2015 £m
Purchase of own shares by ESOP Trusts	(214.6)	(152.9)	(181.6)
Shares purchased into treasury	(289.6)	(274.5)	(406.0)
Net cash outflow	(504.2)	(427.4)	(587.6)

Net increase/(decrease) in borrowings:
	2017 £m	2016 £m	2015 £m
Proceeds from issue of €250 million bonds	214.0	–	–
Repayment of £400 million bonds	(400.0)	–	–
Proceeds from issue of £400 million bonds	–	400.0	–
Repayment of €498 million bonds	–	(392.1)	–
Proceeds from issues of €600 million bonds	–	–	858.7
Repayment of €500 million bonds	–	–	(481.9)
Premium on exchange of €252 million bonds	–	–	(13.7)
Increase/(decrease) in drawings on bank loans	785.6	(30.4)	128.9
Net cash inflow/(outflow)	599.6	(22.5)	492.0

Cash and cash equivalents:
	2017 £m	2016 £m	2015 £m
Cash at bank and in hand	2,049.6	2,256.2	2,227.8
Short-term bank deposits	341.8	180.7	154.6
Overdrafts[1]	(393.2)	(534.3)	(435.8)
	1,998.2	1,902.6	1,946.6

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

11. Analysis of cash flows (continued)

Notes to the consolidated financial statements (continued)

12. Intangible assets

Goodwill

The movements in 2017 and 2016 were as follows:

£m
Cost:
1 January 2016	11,294.2
Additions[1]	796.6
Revision of earnout estimates	28.4
Exchange adjustments	1,820.2
31 December 2016	13,939.4
Additions[1]	301.0
Revision of earnout estimates	(60.7)
Exchange adjustments	(504.4)
31 December 2017	13,675.3

Accumulated impairment losses and write-downs:
1 January 2016	623.6
Impairment losses for the year	20.0
Exchange adjustments	81.5
31 December 2016	725.1
Impairment losses for the year	27.1
Exchange adjustments	(29.8)
31 December 2017	722.4

Net book value:
31 December 2017	12,952.9
31 December 2016	13,214.3
1 January 2016	10,670.6

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

Cash-generating units with significant goodwill as at 31 December are:

	2017 £m	2016 £m
GroupM	2,906.7	2,966.2
Kantar	2,518.2	2,573.0
Wunderman	1,514.5	1,297.1
Y&R Advertising	1,091.8	1,140.3
Burson-Marsteller	557.6	590.3
Other	4,364.1	4,647.4
Total goodwill	12,952.9	13,214.3

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets

The movements in 2017 and 2016 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2016	968.1	2,007.1	331.0	3,306.2
Additions	–	–	33.0	33.0
Disposals	–	(0.8)	(42.2)	(43.0)
New acquisitions	–	319.1	10.5	329.6
Other movements[1]	–	11.6	4.7	16.3
Exchange adjustments	173.2	198.5	67.1	438.8
31 December 2016	1,141.3	2,535.5	404.1	4,080.9
Additions	–	–	37.3	37.3
Disposals	–	–	(15.8)	(15.8)
New acquisitions	–	79.0	0.8	79.8
Other movements[1]	–	6.4	7.2	13.6
Exchange adjustments	(60.0)	(73.1)	(22.1)	(155.2)
31 December 2017	1,081.3	2,547.8	411.5	4,040.6
Amortisation and impairment:
1 January 2016	–	1,339.5	251.3	1,590.8
Charge for the year	–	163.3	38.6	201.9
Disposals	–	(0.4)	(39.5)	(39.9)
Other movements	–	–	2.0	2.0
Exchange adjustments	–	60.6	48.2	108.8
31 December 2016	–	1,563.0	300.6	1,863.6
Charge for the year	–	189.4	36.3	225.7
Disposals	–	–	(14.9)	(14.9)
Other movements	–	–	2.5	2.5
Exchange adjustments	–	(33.7)	(21.0)	(54.7)
31 December 2017	–	1,718.7	303.5	2,022.2
Net book value:
31 December 2017	1,081.3	829.1	108.0	2,018.4
31 December 2016	1,141.3	972.5	103.5	2,217.3
1 January 2016	968.1	667.6	79.7	1,715.4

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

Acquired intangible assets at net book value at 31 December 2017 include brand names of £445.6 million (2016: £486.2 million), customer-related intangibles of £360.9 million (2016: £448.9 million), and other assets (including proprietary tools) of £22.6 million (2016: £37.4 million).

The total amortisation and impairment of acquired intangible assets of £195.1 million (2016: £168.4 million) includes £5.7 million (2016: £5.1 million) in relation to associates.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the net present value of future cash flows, using a pre-tax discount rate of 8.5% (2016: 8.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2016: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

12. Intangible assets (continued)

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

The goodwill impairment charge of £27.1 million (2016: £27.0 million) relates to a number of under-performing businesses in the Group, of which £nil (2016: £7.0 million) is in relation to associates. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

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

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognized. Burson-Marsteller is the only cash-generating unit with significant goodwill where a reasonably possible change in a key assumption on which the recoverable amount is based would cause the carrying amount to exceed its recoverable amount. The methodology above indicated an amount of £36.7 million as the excess of recoverable amount over carrying amount at 30 September 2017, with no further indicators of impairment by year-end. As announced in February 2018, Burson-Marsteller and Cohn & Wolfe were merged to create Burson Cohn & Wolfe, one of the world’s largest, full-service, global communications agencies. In accordance with IAS 36, this Group reorganisation was not taken account of in the impairment testing at 30 September 2017. Going forward, the respective goodwill for these cash-generating units will be aggregated and tested for impairment on a combined basis, aligning with the way in which the Group will monitor goodwill internally following the reorganisation. If these units had been tested in combination as of 30 September 2017, with all other inputs held constant, a reasonably possible change in assumptions for the Burson Cohn & Wolfe cash-generating unit would not cause the carrying amount to exceed the recoverable amount.

The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

13. Property, plant and equipment

The movements in 2017 and 2016 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:
1 January 2016	37.1	102.2	837.4	338.3	602.9	1,917.9
Additions	–	1.3	107.9	55.9	87.0	252.1
New acquisitions	–	–	7.9	6.5	6.2	20.6
Disposals	–	(0.3)	(83.2)	(46.1)	(106.4)	(236.0)
Exchange adjustments	–	23.2	142.5	48.0	153.7	367.4
31 December 2016	37.1	126.4	1,012.5	402.6	743.4	2,322.0
Additions	–	4.3	165.0	31.7	87.9	288.9
New acquisitions	–	–	2.0	2.4	1.1	5.5
Disposals	–	(1.2)	(46.1)	(40.7)	(54.6)	(142.6)
Exchange adjustments	–	(10.7)	(51.6)	(18.8)	(74.8)	(155.9)
31 December 2017	37.1	118.8	1,081.8	377.2	703.0	2,317.9

Depreciation:
1 January 2016	–	19.2	423.2	208.9	468.9	1,120.2
Charge for the year	–	4.3	81.1	45.7	89.7	220.8
Disposals	–	(0.6)	(77.8)	(49.2)	(101.4)	(229.0)
Exchange adjustments	–	2.3	83.3	34.6	121.1	241.3
31 December 2016	–	25.2	509.8	240.0	578.3	1,353.3
Charge for the year	–	6.9	86.7	47.0	90.1	230.7
Disposals	–	(1.9)	(42.6)	(35.9)	(54.4)	(134.8)
Exchange adjustments	–	(1.7)	(27.8)	(14.2)	(67.1)	(110.8)
31 December 2017	–	28.5	526.1	236.9	546.9	1,338.4

Net book value:
31 December 2017	37.1	90.3	555.7	140.3	156.1	979.5
31 December 2016	37.1	101.2	502.7	162.6	165.1	968.7
1 January 2016	37.1	83.0	414.2	129.4	134.0	797.7

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £137.2 million (2016: £22.1 million). The increase is due to a number of significant property developments in North America.

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments

The movements in 2017 and 2016 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other investments £m
1 January 2016	334.1	424.5	758.6	1,158.7
Additions	(1.3)	–	(1.3)	233.5
Goodwill arising on acquisition of new associates	–	292.2	292.2	–
Share of results of associate undertakings (note 4)	49.8	–	49.8	–
Dividends	(60.4)	–	(60.4)	–
Other movements	(45.3)	52.4	7.1	–
Reclassification from other investments to associates	43.6	30.7	74.3	(74.3)
Exchange adjustments	61.6	50.1	111.7	170.4
Disposals	(12.7)	–	(12.7)	(3.4)
Reclassification to subsidiaries	(44.2)	(88.8)	(133.0)	(0.2)
Revaluation of other investments	–	–	–	(93.1)
Amortisation of other intangible assets	–	(5.1)	(5.1)	–
Goodwill impairment	–	(7.0)	(7.0)	–
Write-downs	(4.8)	–	(4.8)	(81.3)
31 December 2016	320.4	749.0	1,069.4	1,310.3
Additions	34.1	–	34.1	67.7
Goodwill arising on acquisition of new associates	–	0.4	0.4	–
Share of results of associate undertakings (note 4)	113.5	–	113.5	–
Dividends	(46.8)	–	(46.8)	–
Other movements	4.7	(1.3)	3.4	–
Reclassification from other investments to associates	57.1	–	57.1	(57.1)
Exchange adjustments	(7.3)	(3.3)	(10.6)	(106.1)
Disposals	(59.2)	(79.9)	(139.1)	(1.7)
Reclassification to subsidiaries	(3.4)	(2.9)	(6.3)	–
Revaluation of other investments	–	–	–	32.1
Amortisation of other intangible assets	–	(5.7)	(5.7)	–
Write-downs	(4.2)	–	(4.2)	(91.7)
31 December 2017	408.9	656.3	1,065.2	1,153.5

The investments included above as ‘other investments’ represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices.

For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources.

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

14. Interests in associates, joint ventures and other investments (continued)

The Group’s principal associates and joint ventures at 31 December 2017 included:

	% owned	Country of incorporation
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Bruin Sports Capital LLC	38.2	USA
Chime Communications Ltd	24.9	UK
CVSC Sofres Media Co Limited	40.0	China
GIIR Inc	30.0	Korea
Globant S.A.[1]	19.2	Argentina
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Imagina	23.5	Spain
Marktest Investimentos SGPS S.A.	43.1	Portugal
Richard Attias and Associates	49.0	USA
Smollan Holdings (Pty) Ltd	24.8	South Africa

Note
[1]Although	the Group holds less than 20% of Globant S.A, it is considered to be an associate as the Group exercises significant influence over the entity.

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2017 was as follows: GIIR Inc: £35.4 million, Globant SA: £229.7 million and High Co SA: £33.3 million (2016: GIIR Inc: £26.9 million, Globant SA: £180.7 million and High Co SA: £21.0 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2017 was as follows: GIIR Inc: £41.6 million, Globant SA: £76.4 million and High Co SA: £34.5 million (2016: GIIR Inc: £37.9 million, Globant SA: £78.5 million and High Co SA: £31.4 million).

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

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2017.

	2017 £m	2016 £m	2015 £m
Income statement
Revenue	3,800.8	2,254.5	2,049.5
Operating profit	440.4	308.3	283.7
Profit before taxation	381.9	237.2	236.5
Profit for the year	312.5	156.7	162.0

	2017 £m	2016 £m	2015 £m
Balance sheet
Assets	3,192.9	4,223.1	3,912.4
Liabilities	(1,633.7)	(1,900.0)	(1,906.2)
Net assets	1,559.2	2,323.1	2,006.2

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £54.2 million (2016: £89.2 million).

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

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2017 £m	Offset 2017 £m	As reported 2017 £m	Gross 2016 £m	Offset 2016 £m	As reported 2016 £m
Deferred tax assets	411.8	(251.5)	160.3	598.0	(457.6)	140.4
Deferred tax liabilities	(765.2)	251.5	(513.7)	(1,150.0)	457.6	(692.4)
	(353.4)	–	(353.4)	(552.0)	–	(552.0)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2017 and 2016:

	Deferred compensation £m	Accounting provisions & accruals £m	Retirement benefit obligations £m	Property, plant & equipment £m	Tax losses & credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2016	41.9	49.5	91.0	44.7	71.3	78.8	16.9	16.6	410.7
Acquisition of subsidiaries	–	7.1	–	–	–	0.2	–	15.0	22.3
Credit/(charge) to income	39.5	8.5	28.3	19.2	6.2	(1.8)	(11.7)	7.7	95.9
Credit to other comprehensive income	–	–	1.8	–	–	–	–	–	1.8
Charge to equity	–	–	–	–	–	(15.0)	–	–	(15.0)
Exchange differences	14.2	15.5	20.3	6.9	12.2	13.6	0.7	(1.1)	82.3
31 December 2016	95.6	80.6	141.4	70.8	89.7	75.8	5.9	38.2	598.0
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.6	2.6
(Charge)/credit to income	(5.5)	6.6	(10.2)	6.9	(34.4)	(0.4)	(1.5)	(21.7)	(60.2)
Impact of US tax reform	(30.8)	(8.1)	(29.1)	(6.8)	23.1	(10.9)	1.6	(1.1)	(62.1)
Charge to other comprehensive income	–	–	(20.9)	–	–	–	–	–	(20.9)
Charge to equity	–	–	–	–	–	(27.3)	–	–	(27.3)
Exchange differences	(5.8)	5.8	(5.6)	(2.5)	(5.7)	(4.2)	(0.2)	(0.1)	(18.3)
31 December 2017	53.5	84.9	75.6	68.4	72.7	33.0	5.8	17.9	411.8

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2017 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments, and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2017 and 2016:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant & equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2016	577.1	22.5	176.7	30.9	50.7	11.0	868.9
Acquisition of subsidiaries	114.8	–	–	–	–	–	114.8
(Credit)/charge to income	(51.3)	3.1	23.5	(0.4)	3.5	17.3	(4.3)
Charge to other comprehensive income	–	–	–	–	–	2.2	2.2
Exchange differences	115.3	2.7	32.3	5.7	9.8	2.6	168.4
31 December 2016	755.9	28.3	232.5	36.2	64.0	33.1	1,150.0
Acquisition of subsidiaries	21.4	–	–	–	–	–	21.4
(Credit)/charge to income	(49.9)	(6.0)	0.7	(0.5)	(3.3)	5.1	(53.9)
Impact of US tax reform	(203.8)	–	(76.3)	(11.9)	(22.2)	18.0	(296.2)
Charge to other comprehensive income	–	–	–	–	–	3.7	3.7
Exchange differences	(34.4)	(0.7)	(16.5)	(2.6)	(2.3)	(3.3)	(59.8)
31 December 2017	489.2	21.6	140.4	21.2	36.2	56.6	765.2

At the balance sheet date, the Group has gross tax losses and other temporary differences of £4,709.2 million (2016: £5,153.2 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,539.3 million (2016: £1,104.4 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £3,169.9 million (2016: £4,048.8 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £33.4 million that will expire within 1-10 years, and £2,945.2 million of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £3,898.0 million (2016: £3,270.8 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2017 £m	2016 £m
Work in progress	401.1	383.1
Inventory	23.2	17.3
	424.3	400.4

17. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2017 £m	2016 £m
Trade receivables (net of bad debt provision)	7,889.7	8,054.2
VAT and sales taxes recoverable	202.3	157.2
Prepayments	298.3	310.0
Accrued income	3,211.7	3,353.8
Fair value of derivatives	1.0	14.7
Other debtors	509.3	484.6
	12,112.3	12,374.5

The ageing of trade receivables and other financial assets is as follows:

2017	Carrying amount at 31 December 2017 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	7,889.7	5,466.6	1,629.6	577.0	143.0	48.8	24.7
Other financial assets	500.4	331.2	107.0	6.6	4.7	10.3	40.6
	8,390.1	5,797.8	1,736.6	583.6	147.7	59.1	65.3

2016	Carrying amount at 31 December 2016 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	8,054.2	5,545.6	1,611.0	683.6	156.6	37.2	20.2
Other financial assets	504.5	335.0	91.3	16.3	6.7	11.9	43.3
	8,558.7	5,880.6	1,702.3	699.9	163.3	49.1	63.5

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

17. Trade and other receivables (continued)

Amounts falling due after more than one year:

	2017 £m	2016 £m
Prepayments	3.6	3.7
Accrued income	20.5	9.5
Fair value of derivatives	2.1	8.3
Other debtors	150.0	183.4
	176.2	204.9

Bad debt provisions:

	2017 £m	2016 £m	2015 £m
Balance at beginning of year	93.8	85.4	85.3
New acquisitions	1.2	1.8	1.0
Charged to operating costs	27.4	15.5	21.6
Exchange adjustments	(4.1)	13.7	0.2
Utilisations and other movements	(27.0)	(22.6)	(22.7)
Balance at end of year	91.3	93.8	85.4

The allowance for bad and doubtful debts is equivalent to 1.1% (2016: 1.2%, 2015: 1.2%) of gross trade accounts receivables.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2017 £m	2016 £m
Trade payables	9,893.0	10,308.3
Deferred income	1,212.1	1,312.7
Payments due to vendors (earnout agreements)	180.7	277.5
Liabilities in respect of put option agreements with vendors	38.6	51.0
Fair value of derivatives	3.5	4.1
Other creditors and accruals	2,913.2	3,056.8
	14,241.1	15,010.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2017 £m	2016 £m
Payments due to vendors (earnout agreements)	450.0	699.0
Liabilities in respect of put option agreements with vendors	219.5	246.0
Fair value of derivatives	3.3	1.8
Other creditors and accruals	320.0	327.0
	992.8	1,273.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year (continued)

The following tables set out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout-related obligations:

	2017 £m	2016 £m
Within one year	180.7	277.5
Between one and two years	128.3	220.1
Between two and three years	144.1	170.2
Between three and four years	58.3	176.6
Between four and five years	103.1	122.4
Over five years	16.2	9.7
	630.7	976.5

	2017 £m	2016 £m
At beginning of year	976.5	581.3
Earnouts paid (note 11)	(199.1)	(92.3)
New acquisitions	163.7	359.5
Revision of estimates taken to goodwill (note 12)	(60.7)	28.4
Revaluation of payments due to vendors (note 6)	(208.6)	11.6
Exchange adjustments	(41.1)	88.0
At end of year	630.7	976.5

As of 31 December 2017, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £228 million (2016: £nil to £453 million) and £nil to £1,910 million (2016: £nil to £2,108 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements during the year and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2017 £m	2016 £m
Bank overdrafts	393.2	534.3
Corporate bonds and bank loans	230.9	468.2
	624.1	1,002.5

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2017 £m	2016 £m
Corporate bonds and bank loans	6,250.4	5,564.9

The Group estimates that the fair value of corporate bonds is £5,816.5 million at 31 December 2017 (2016: £6,101.4 million). The fair values of the corporate bonds are based on quoted market prices. The Group considers that the carrying amount of bank loans of £993.4 million (2016: £272.1 million) approximates their fair value.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2017 £m	2016 £m
Within one year	624.1	1,002.5
Between one and two years	727.6	208.0
Between two and three years	421.0	717.2
Between three and four years	1,384.2	195.7
Between four and five years	356.6	660.9
Over five years	3,361.0	3,783.1
	6,874.5	6,567.4

21. Provisions for liabilities and charges

The movements in 2017 and 2016 were as follows:

	Property £m	Other £m	Total £m
1 January 2016	52.7	130.9	183.6
Charged to the income statement	5.8	14.5	20.3
Acquisitions[1]	11.1	3.9	15.0
Utilised	(14.7)	(18.1)	(32.8)
Released to the income statement	(2.9)	(3.7)	(6.6)
Transfers	(1.6)	14.6	13.0
Exchange adjustments	8.1	27.3	35.4
31 December 2016	58.5	169.4	227.9
Charged to the income statement	4.1	16.9	21.0
Acquisitions[1]	4.0	22.8	26.8
Utilised	(6.0)	(21.4)	(27.4)
Released to the income statement	(5.5)	(5.9)	(11.4)
Transfers	0.1	7.1	7.2
Exchange adjustments	(2.6)	(12.5)	(15.1)
31 December 2017	52.6	176.4	229.0

Note

[1]

Acquisitions include £21.9 million (2016: £3.4 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

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

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2017 £m	2016 £m	2015 £m
Share-based payments (note 5)	105.0	106.5	99.0

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2017, there was £156.0 million (2016: £175.9 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

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

(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of share owners’ equity. Threshold performance ranges between 10-14% average annual ROE and maximum performance ranges between 14-18%, with a sliding scale in between. Threshold again gives rise to a 20% vest, 100% for maximum, with a sliding scale in between.

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

Leaders, Partners and High Potential Group

This scheme provides annual grants of restricted stock to 1,800 key executives of the Group. Vesting is conditional on continued employment over the three-year vesting period.

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

22. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2017 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2017 number m
LEAP III[1]	0.8	4.0	–	(4.8)	–
Executive Performance Share Plan (EPSP)	8.0	2.0	(0.9)	–	9.1
Performance Share Awards (PSA)	1.2	1.2	(0.2)	(0.3)	1.9
Leaders, Partners and High Potential Group	6.4	3.1	(0.7)	(2.0)	6.8

Weighted average fair value (pence per share):
LEAP III[1]	860p	860p	–	860p	–
Executive Performance Share Plan (EPSP)	1,373p	1,309p	1,286p	–	1,368p
Performance Share Awards (PSA)	1,596p	1,681p	1,648p	1,504p	1,659p
Leaders, Partners and High Potential Group	1,534p	1,250p	1,518p	1,214p	1,502p

Note

[1]

The number of shares granted represents the matched shares awarded on vest date for the 2012 LEAP III plan which vested in March 2017. The actual number of shares that vest for each LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2017 was £114.8 million (2016: £116.8 million, 2015: £111.7 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2017 £m	2016 £m	2015 £m
Defined contribution plans	175.9	153.5	135.0
Defined benefit plans charge to operating profit	16.1	24.6	25.0
Pension costs (note 5)	192.0	178.1	160.0
Net interest expense on pension plans (note 6)	6.3	6.7	7.3
	198.3	184.8	167.3

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2017.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2017 amounted to £68.2 million (2016: £43.7 million, 2015: £70.9 million). Employer contributions and benefit payments in 2018 are expected to be approximately £70 million.

(a) Assumptions

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2017 % pa	2016 % pa	2015 % pa	2014 % pa
UK
Discount rate[1]	2.4	2.5	3.7	3.4
Rate of increase in salaries[2]	n/a	3.5	3.1	3.1
Rate of increase in pensions in payment	4.1	4.1	3.9	3.9
Inflation	2.7	2.8	2.4	2.4
North America
Discount rate[1]	3.5	3.8	4.0	3.7
Rate of increase in salaries	3.1	3.1	3.0	3.0
Inflation	4.0	4.0	2.5	2.5
Western Continental Europe
Discount rate[1]	1.9	1.7	2.5	2.1
Rate of increase in salaries	1.9	2.0	2.3	2.2
Rate of increase in pensions in payment	1.2	1.3	1.6	2.0
Inflation	1.7	1.7	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.2	4.2	4.2	4.2
Rate of increase in salaries	5.5	5.9	5.8	6.1
Inflation	4.0	4.0	4.0	3.9

Notes

[1]

Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.

[2]	The salary assumptions are no longer applicable to the UK as the plans were frozen in 2017. Active participants will not accrue additional benefits for future services under these plans.

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

23. Provision for post-employment benefits (continued)

At 31 December 2017, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	22.4	22.1	23.4	20.8	19.6
– current pensioners (at age 65) – female	24.0	23.6	24.4	24.0	24.8
– future pensioners (current age 45) – male	23.8	23.7	25.0	23.1	19.6
– future pensioners (current age 45) – female	25.7	25.2	26.2	26.2	24.8

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2016 were 22.8 years and 24.5 years for male and female current pensioners (at age 65) respectively, and 24.7 years and 26.5 years for male and female future pensioners (current age 45), respectively.

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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	12.5	9.2	14.5	15.7	8.7
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	65.2	35.9	17.8	8.8	2.7
Benefits expected to be paid in 2019	61.8	33.4	17.4	8.5	2.5
Benefits expected to be paid in 2020	61.2	32.5	17.8	8.5	2.4
Benefits expected to be paid in 2021	62.3	32.0	18.4	8.9	3.0
Benefits expected to be paid in 2022	61.3	31.0	18.4	9.1	2.8
Benefits expected to be paid in the next five years	302.2	132.8	96.3	51.7	21.4

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

	Increase/(decrease) in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2017 £m	2016 £m
Discount rate
Increase by 25 basis points
UK	(13.1)	(13.3)
North America	(9.9)	(10.9)
Western Continental Europe	(9.2)	(10.1)
Other[1]	(0.6)	(0.6)
Decrease by 25 basis points
UK	13.8	14.1
North America	10.2	11.2
Western Continental Europe	9.8	10.6
Other[1]	0.6	0.6
Rate of increase in salaries
Increase by 25 basis points
UK	–	0.2
North America	0.1	–
Western Continental Europe	1.5	1.4
Other[1]	0.6	0.6
Decrease by 25 basis points
UK	–	(0.2)
North America	(0.1)	–
Western Continental Europe	(1.5)	(1.4)
Other[1]	(0.6)	(0.6)
Rate of increase in pensions in payment
Increase by 25 basis points
UK	2.4	2.3
Western Continental Europe	6.2	6.8
Decrease by 25 basis points
UK	(1.9)	(2.3)
Western Continental Europe	(5.8)	(6.4)
Life expectancy
Increase in longevity by one additional year
UK	16.9	17.7
North America	6.0	6.2
Western Continental Europe	7.0	7.4
Other[1]	–	–

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

23. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2017 £m	%	2016 £m	%	2015 £m	%
Equities	124.6	13.4	161.9	17.3	132.5	16.3
Bonds	520.0	55.9	566.0	60.6	479.5	58.9
Insured annuities	178.5	19.2	63.5	6.8	60.5	7.4
Property	1.3	0.1	1.6	0.2	1.5	0.2
Cash	9.9	1.1	44.9	4.8	65.1	8.0
Other	95.7	10.3	96.3	10.3	75.1	9.2
Total fair value of assets	930.0	100.0	934.2	100.0	814.2	100.0
Present value of liabilities	(1,135.4)		(1,209.8)		(1,039.9)
Deficit in the plans	(205.4)		(275.6)		(225.7)
Irrecoverable surplus	(0.9)		(0.9)		(3.6)
Net liability[1]	(206.3)		(276.5)		(229.3)
Plans in surplus	43.9		28.0		31.4
Plans in deficit	(250.2)		(304.5)		(260.7)

Note

[1]	The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2017 £m	2016 £m	2015 £m
UK	31.5	20.0	30.9
North America	(89.2)	(133.8)	(123.4)
Western Continental Europe	(107.7)	(116.9)	(97.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(40.0)	(44.9)	(35.8)
Deficit in the plans	(205.4)	(275.6)	(225.7)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

Notes to the consolidated financial statements (continued)

23. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2017 Surplus/ (deficit) £m	2017 Present value of liabilities £m	2016 Surplus/ (deficit) £m	2016 Present value of liabilities £m	2015 Surplus/ (deficit) £m	2015 Present value of liabilities £m
Funded plans by region
UK	31.5	(387.5)	20.0	(406.4)	30.9	(352.6)
North America	(21.4)	(385.4)	(56.0)	(420.4)	(45.5)	(364.5)
Western Continental Europe	(37.9)	(173.3)	(48.9)	(180.9)	(42.3)	(143.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(4.2)	(15.8)	(5.8)	(17.2)	(4.9)	(15.0)
Deficit/ liabilities in the funded plans	(32.0)	(962.0)	(90.7)	(1,024.9)	(61.8)	(876.0)
Unfunded plans by region
UK	–	–	–	–	–	–
North America	(67.8)	(67.8)	(77.8)	(77.8)	(77.9)	(77.9)
Western Continental Europe	(69.8)	(69.8)	(68.0)	(68.0)	(55.1)	(55.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(35.8)	(35.8)	(39.1)	(39.1)	(30.9)	(30.9)
Deficit/ liabilities in the unfunded plans	(173.4)	(173.4)	(184.9)	(184.9)	(163.9)	(163.9)
Deficit/ liabilities in the plans	(205.4)	(1,135.4)	(275.6)	(1,209.8)	(225.7)	(1,039.9)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2017 £m	2016 £m	2015 £m
Service cost[1]	13.0	22.4	23.0
Administrative expenses	3.1	2.2	2.0
Charge to operating profit	16.1	24.6	25.0
Net interest expense on pension plans	6.3	6.7	7.3
Charge to profit before taxation for defined benefit plans	22.4	31.3	32.3
Return on plan assets (excluding interest income)	13.4	66.3	(31.7)
Changes in demographic assumptions underlying the present value of the plan liabilities	12.7	6.7	13.8
Changes in financial assumptions underlying the present value of the plan liabilities	(17.0)	(92.6)	55.4
Experience gain/(loss) arising on the plan liabilities	7.9	1.0	(1.3)
Change in irrecoverable surplus	–	2.7	(2.7)
Actuarial gain/(loss) recognised in OCI	17.0	(15.9)	33.5

Note

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

23. Provision for post-employment benefits (continued)

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2017 £m	2016 £m	2015 £m
Plan liabilities at beginning of year	1,209.8	1,039.9	1,144.8
Service cost[1]	13.0	22.4	23.0
Interest cost	32.9	37.2	34.6
Actuarial (gain)/loss
Effect of changes in demographic assumptions	(12.7)	(6.7)	(13.8)
Effect of changes in financial assumptions	17.0	92.6	(55.4)
Effect of experience adjustments	(7.9)	(1.0)	1.3
Benefits paid	(79.7)	(92.4)	(112.6)
(Gain)/loss due to exchange rate movements	(36.4)	124.2	13.4
Settlement payments	(1.2)	(4.8)	–
Other[2]	0.6	(1.6)	4.6
Plan liabilities at end of year	1,135.4	1,209.8	1,039.9

Notes

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2017 £m	2016 £m	2015 £m
Fair value of plan assets at beginning of year	934.2	814.2	849.5
Interest income on plan assets	26.6	30.5	27.3
Return on plan assets (excluding interest income)	13.4	66.3	(31.7)
Employer contributions	68.2	43.7	70.9
Benefits paid	(79.7)	(92.4)	(112.6)
(Loss)/gain due to exchange rate movements	(28.7)	78.8	12.4
Settlement payments	(1.2)	(4.8)	–
Administrative expenses	(3.1)	(2.2)	(2.0)
Other[1]	0.3	0.1	0.4
Fair value of plan assets at end of year	930.0	934.2	814.2
Actual return on plan assets	40.0	96.8	(4.4)

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

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2017 were primarily made up of $3,931 million, £600 million and €3,202 million (2016: $2,862 million, £1,000 million and €2,952 million). The Group’s average gross debt during the course of 2017 was $3,741 million, £1,242 million and €3,108 million (2016: $3,182 million, £781 million and €3,132 million).

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

Including the effect of interest rate and cross-currency swaps, 39.4% of the year-end US dollar debt is at fixed rates averaging 4.62% for an average period of 199 months; 60.6% of the year end US dollar debt is at floating rates averaging 3.19% for an average period of 29 months; 100% of the sterling debt is at a fixed rate of 4.04% for an average period of 245 months; 92.2% of the euro debt is at fixed rates averaging 1.85% for an average period of 80 months and 7.8% of the euro debt is at floating rates averaging 0% for an average of 29 months.

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

At 31 December 2017, the Group has access to £7.7 billion of committed facilities with maturity dates spread over the years 2018 to 2046 as illustrated below:

	£m	2018 £m	2019 £m	2020 £m	2021 £m	2022+ £m
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $500m (5.625% ’43)	369.7					369.7
US bond $300m (5.125% ’42)	221.8					221.8
Eurobonds €600m (1.625% ’30)	533.3					533.3
Eurobonds €750m (2.25% ’26)	666.7					666.7
US bond $750m (3.75% ’24)	554.6					554.6
Eurobonds €750m (3.0% ’23)	666.7					666.7
US bond $500m (3.625% ’22)	369.7					369.7
US bond $812m (4.75% ’21)	600.7				600.7
Bank revolver ($2,500m)	1,848.6				1,848.6
£ bonds £200m (6.375% ’20)	200.0			200.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	222.2			222.2
Eurobonds €600m (0.75% ’19)	533.3		533.3
Bank revolver (A$520m)	300.4		300.4
Eurobonds €252m (0.43% ’18)	224.0	224.0
Total committed facilities available	7,711.7	224.0	833.7	422.2	2,449.3	3,782.5
Drawn down facilities	6,547.9	224.0	729.1	422.2	1,390.1	3,782.5
Undrawn committed credit facilities	1,163.8

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

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2017.

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

Currency risk

At 31 December 2017, the Group’s major foreign currency denominated borrowings are held in individual entities with the same financial reporting currencies as borrowings. Therefore a weakening or strengthening of sterling against the Group’s major currencies would not result in any gains or losses being posted directly to equity and there would be no profit before tax impact.

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2017 would increase profit before tax by approximately £0.2 million (2016: £4.5 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

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

The Group designates its foreign currency-denominated debt as hedging instruments against the currency risk associated with the translation of its foreign operations.

During 2017, the Group held no currency derivatives designated as hedges.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £177.7 million (2016: £122.0 million). The Group estimates the fair value of these contracts to be a net liability of £2.5 million (2016: net asset of £0.1 million).

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

The fair value of interest rate swaps entered into at 31 December 2017 is estimated to be a net liability of £1.2 million (2016: net asset of £17.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £2.1 million (2016: £20.0 million) assets included in trade and other receivables and £3.3 million (2016: £3.0 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £2.8 million (2016: loss of £5.2 million, 2015: loss of £6.8 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £9.9 million loss on hedging instruments and a £12.7 million gain on hedged items.

25. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2017
Other investments	–	–	–	1,153.5	–	1,153.5
Cash and short-term deposits	–	–	2,391.4	–	–	2,391.4
Bank overdrafts, bonds and bank loans	–	–	–	–	(624.1)	(624.1)
Bonds and bank loans	–	–	–	–	(6,250.4)	(6,250.4)
Trade and other receivables: amounts falling due within one year	–	–	8,328.4	–	–	8,328.4
Trade and other receivables: amounts falling due after more than one year	–	–	61.7	–	–	61.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(9,970.5)	(9,970.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.5)	(8.5)
Derivative assets	2.1	1.0	–	–	–	3.1
Derivative liabilities	(3.3)	(3.5)	–	–	–	(6.8)
Payments due to vendors (earnout agreements) (note 19)	–	(630.7)	–	–	–	(630.7)
Liabilities in respect of put options	–	(258.1)	–	–	–	(258.1)
	(1.2)	(891.3)	10,781.5	1,153.5	(16,853.5)	(5,811.0)

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held for trading	Loans & receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2016
Other investments	–	–	–	1,310.3	–	1,310.3
Cash and short-term deposits	–	–	2,436.9	–	–	2,436.9
Bank overdrafts, bonds and bank loans	–	–	–	–	(1,002.5)	(1,002.5)
Bonds and bank loans	–	–	–	–	(5,564.9)	(5,564.9)
Trade and other receivables: amounts falling due within one year	–	–	8,468.8	–	–	8,468.8
Trade and other receivables: amounts falling due after more than one year	–	–	89.9	–	–	89.9
Trade and other payables: amounts falling due within one year	–	–	–	–	(10,398.9)	(10,398.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.4)	(8.4)
Derivative assets	20.0	3.0	–	–	–	23.0
Derivative liabilities	(3.0)	(2.9)	–	–	–	(5.9)
Payments due to vendors (earnout agreements) (note 19)	–	(976.5)	–	–	–	(976.5)
Liabilities in respect of put options	–	(297.0)	–	–	–	(297.0)
	17.0	(1,273.4)	10,995.6	1,310.3	(16,974.7)	(5,925.2)

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

25. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m
2017
Derivatives in designated hedge relationships
Derivative assets	–	2.1	–
Derivative liabilities	–	(3.3)	–
Held for trading
Derivative assets	–	1.0	–
Derivative liabilities	–	(3.5)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(630.7)
Liabilities in respect of put options	–	–	(258.1)
Available for sale
Other investments	333.2	–	820.3

	Level 1 £m	Level 2 £m	Level 3 £m
2016
Derivatives in designated hedge relationships
Derivative assets	–	20.0	–
Derivative liabilities	–	(3.0)	–
Held for trading
Derivative assets	–	3.0	–
Derivative liabilities	–	(2.9)	–
Payments due to vendors (earnout agreements) (note 19)	–	–	(976.5)
Liabilities in respect of put options	–	–	(297.0)
Available for sale
Other investments	429.3	–	881.0

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m
1 January 2016	(234.4)	847.3
Losses recognised in the income statement	(17.2)	(1.6)
Losses recognised in other comprehensive income	–	(105.6)
Exchange adjustments	(47.4)	112.9
Additions	(42.9)	105.7
Disposals	–	(3.4)
Reclassifications from other investments to interests in associates	–	(74.3)
Settlements	44.9	–
31 December 2016	(297.0)	881.0
Gains/(losses) recognised in the income statement	52.5	(13.8)
Gains recognised in other comprehensive income	–	15.1
Exchange adjustments	7.5	(70.9)
Additions	(40.5)	67.7
Disposals	–	(1.7)
Cancellations	2.9	–
Reclassifications from other investments to interests in associates	–	(57.1)
Settlements	16.5	–
31 December 2017	(258.1)	820.3

Note

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 19.

Notes to the consolidated financial statements (continued)

25. Financial instruments (continued)

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2017, the weighted average growth rate in estimating future financial performance was 25.0% (2016: 25.0%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2017 was 1.8% (2016: 1.5%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.9 million (2016: £13.4 million) and £9.3 million (2016: £17.9 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £11.2 million (2016: £16.0 million) and £11.4 million (2016: £16.4 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs is specific to each individual investment.

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2015	1,750,000,000	175.0
At 31 December 2015	1,750,000,000	175.0
At 31 December 2016	1,750,000,000	175.0
At 31 December 2017	1,750,000,000	175.0

Issued and fully paid
At 1 January 2015	1,325,747,724	132.6
Exercise of share options	3,618,300	0.3
At 31 December 2015	1,329,366,024	132.9
Exercise of share options	2,514,706	0.3
At 31 December 2016	1,331,880,730	133.2
Exercise of share options	630,822	0.1
At 31 December 2017	1,332,511,552	133.3

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2017 was 14,232,910 (2016: 13,857,706), and £190.9 million (2016: £251.7 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2017 was 62,578,938 (2016: 51,026,358) and £839.2 million (2016: £926.6 million) respectively.

26. Authorised and issued share capital (continued)

Share options

WPP Executive Share Option Scheme

As at 31 December 2017, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

WPP Worldwide Share Ownership Program

As at 31 December 2017, unexercised options over ordinary shares of 3,603,430 and unexercised options over ADRs of 554,464 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
2,125	4.819	2011 - 2018
35,550	5.483	2012 - 2019
20,500	5.483	2013 - 2019
1,125	5.608	2012 - 2019
500	5.917	2011 - 2018
15,275	6.028	2011 - 2018
6,125	6.268	2014 - 2018
116,525	6.268	2014 - 2021
48,250	6.268	2015 - 2021
74,500	7.113	2013 - 2020
32,500	7.113	2014 - 2020
3,000	7.543	2014 - 2020
272,579	8.458	2015 - 2022
67,625	13.145	2017 - 2021
2,178,454	13.145	2017 - 2024
5,125	13.145	2018 - 2024
703,172	13.505	2016 - 2023
20,500	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
14,850	44.560	2012 - 2019
34,705	49.230	2014 - 2021
22,840	56.560	2013 - 2020
6,550	59.500	2011 - 2018
53,719	67.490	2015 - 2022
229,842	102.670	2017 - 2024
191,958	110.760	2016 - 2023

WPP Share Option Plan 2015

As at 31 December 2017, unexercised options over ordinary shares of 9,394,600 and unexercised options over ADRs of 1,041,670 have been granted under the WPP Share Option Plan 2015 as follows:

Number of ordinary shares under option	Exercise price per share (£ )	Exercise dates
20,500	13.085	2020 - 2024
3,767,125	13.085	2020 - 2027
93,250	15.150	2018 - 2022
2,489,900	15.150	2018 - 2025
6,500	15.150	2019 - 2025
17,250	17.055	2019 - 2023
3,000,075	17.055	2019 - 2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
430,760	88.260	2020 - 2027
343,560	105.490	2020 - 2026
267,350	115.940	2018 - 2025

Notes to the consolidated financial statements (continued)

26. Authorised and issued share capital (continued)

The aggregate status of the WPP Share Option Plans during 2017 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2017	Granted	Exercised	Lapsed	Outstanding 31 December 2017	Exercisable 31 December 2017
WPP	8,851	–	(2,110)	–	6,741	6,741
WWOP	7,809,917	–	(620,387)	(813,780)	6,375,750	6,370,625
WSOP	10,273,450	5,960,775	(8,325)	(1,622,950)	14,602,950	–
	18,092,218	5,960,775	(630,822)	(2,436,730)	20,985,441	6,377,366

Weighted-average exercise price for options over

	1 January 2017	Granted	Exercised	Lapsed	Outstanding 31 December 2017	Exercisable 31 December 2017
Ordinary shares (£)
WPP	9.355	–	–	–	9.355	9.355
WWOP	12.059	–	10.428	12.592	12.195	12.194
WSOP	16.192	13.085	–	16.244	14.929	–
ADRs ($)
WPP	59.170	–	59.170	–	–	–
WWOP	93.131	–	57.808	98.281	94.752	94.752
WSOP	109.998	88.260	–	109.612	101.047	–

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
4.819 – 17.055	14.169	99

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.560 – 115.940	98.860	96

As at 31 December 2017 there was £9.0 million (2016: £9.9 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2016: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2017	2016	2015
Fair value of UK options (shares)	112.0p	135.0p	144.0p
Fair value of US options (ADRs)	$9.40	$9.94	$11.34
Weighted average assumptions:
UK Risk-free interest rate	0.57%	0.44%	1.04%
US Risk-free interest rate	2.05%	1.60%	1.45%
Expected life (months)	48	48	48
Expected volatility	17%	16%	17%
Dividend yield	2.9%	2.8%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2017 was £15.86 (2016: £16.45, 2015: £14.74) and the average ADR price for the same period was $101.86 (2016: $111.20, 2015: $112.88).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

26. Authorised and issued share capital (continued)

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

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

The Group grants stock options with a life of 10 years, including the vesting period.

27. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2015	2.7	(246.2)	158.4	121.3	36.2
Exchange adjustments on foreign currency net investments	–	–	–	(272.9)	(272.9)
Gain on revaluation of available for sale investments	–	–	206.0	–	206.0
Recognition and remeasurement of financial instruments	–	(59.0)	–	–	(59.0)
Share purchases – close period commitments	–	80.0	–	–	80.0
31 December 2015	2.7	(225.2)	364.4	(151.6)	(9.7)
Exchange adjustments on foreign currency net investments	–	–	–	1,309.9	1,309.9
Loss on revaluation of available for sale investments	–	–	(93.1)	–	(93.1)
Recognition and remeasurement of financial instruments	–	(21.9)	–	–	(21.9)
31 December 2016	2.7	(247.1)	271.3	1,158.3	1,185.2
Exchange adjustments on foreign currency net investments	–	–	–	(445.5)	(445.5)
Gain on revaluation of available for sale investments	–	–	32.1	–	32.1
Recognition and remeasurement of financial instruments	–	(10.1)	–	–	(10.1)
31 December 2017	2.7	(257.2)	303.4	712.8	761.7

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

Acquisitions in 2017

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.8	79.0	79.8
Property, plant and equipment	5.5	–	5.5
Cash	28.9	–	28.9
Trade receivables due within one year	74.4	–	74.4
Other current assets	20.1	–	20.1
Total assets	129.7	79.0	208.7
Current liabilities	(76.0)	–	(76.0)
Trade and other payables due after one year	(10.2)	(20.5)	(30.7)
Deferred tax liabilities	–	(16.8)	(16.8)
Provisions	(0.1)	(4.8)	(4.9)
Total liabilities	(86.3)	(42.1)	(128.4)
Net assets	43.4	36.9	80.3
Non-controlling interests			(13.9)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(5.7)
Goodwill			314.3
Consideration			375.0
Consideration satisfied by:
Cash			213.7
Payments due to vendors			161.3

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £63.9 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2017 and the date the financial statements have been authorised for issue.

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

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of incorporation
Grey Global Group LLC	US
J. Walter Thompson Company LLC	US
GroupM Worldwide LLC	US
The Ogilvy Group LLC	US
Young & Rubicam LLC	US
TNS Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

31. Reconciliation of profit before interest and taxation to headline PBIT:

Reconciliation of profit before interest and taxation to headline PBIT:

	2017 £m	2016 £m	2015 £m
Profit before interest and taxation	2,021.7	2,112.9	1,679.0
Amortisation and impairment of acquired intangible assets	195.1	168.4	140.1
Goodwill impairment	27.1	27.0	15.1
Gains on disposal of investments and subsidiaries	(129.0)	(44.3)	(131.0)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.3	(232.4)	(165.0)
Investment write-downs	95.9	86.1	78.7
Restructuring costs	56.8	27.4	106.2
IT asset write-downs	–	–	29.1
Share of exceptional (gains)/losses of associates	(0.8)	15.2	21.8
Headline PBIT	2,267.1	2,160.3	1,774.0

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

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,265.4	—	15,265.4
Costs of services	—	—	—	(12,090.2)	—	(12,090.2)
Gross profit	—	—	—	3,175.2	—	3,175.2
General and administrative costs	14.1	74.7	—	(1,355.8)	—	(1,267.0)
Operating profit	14.1	74.7	—	1,819.4	—	1,908.2
Share of results of subsidiaries	1,901.2	2,016.5	—	—	(3,917.7)	—
Share of results of associates	—	—	—	113.5	—	113.5
Profit before interest and taxation	1,915.3	2,091.2	—	1,932.9	(3,917.7)	2,021.7
Finance income	—	24.5	110.6	262.8	(302.7)	95.2
Finance costs	(99.3)	(221.5)	(103.4)	(148.3)	302.7	(269.8)
Revaluation of financial instruments	0.6	—	(5.4)	267.0	—	262.2
Profit before taxation	1,816.6	1,894.2	1.8	2,314.4	(3,917.7)	2,109.3
Taxation	—	7.0	—	(204.0)	—	(197.0)
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Attributable to:
Equity holders of the parent	1,816.6	1,901.2	1.8	2,014.7	(3,917.7)	1,816.6
Non-controlling interests	—	—	—	95.7	—	95.7
	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

For the year ended 31 December 2016, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	14,388.9	—	14,388.9
Costs of services	—	—	—	(11,348.1)	—	(11,348.1)
Gross profit	—	—	—	3,040.8	—	3,040.8
General and administrative costs	13.8	(828.2)	(0.1)	(163.2)	—	(977.7)
Operating profit/(loss)	13.8	(828.2)	(0.1)	2,877.6	—	2,063.1
Share of results of subsidiaries	1,497.4	2,518.2	—	—	(4,015.6)	—
Share of results of associates	—	—	—	49.8	—	49.8
Profit/(loss) before interest and taxation	1,511.2	1,690.0	(0.1)	2,927.4	(4,015.6)	2,112.9
Finance income	—	28.8	121.1	231.9	(301.4)	80.4
Finance costs	(102.5)	(222.1)	(98.8)	(132.5)	301.4	(254.5)
Revaluation of financial instruments	(8.6)	—	7.0	(46.7)	—	(48.3)
Profit before taxation	1,400.1	1,496.7	29.2	2,980.1	(4,015.6)	1,890.5
Taxation	—	0.7	—	(389.6)	—	(388.9)
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Attributable to:
Equity holders of the parent	1,400.1	1,497.4	29.2	2,489.0	(4,015.6)	1,400.1
Non-controlling interests	—	—	—	101.5	—	101.5
	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6

Notes

[1]	Prior year figures have been re-presented as described in the accounting policies.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement (continued)

For the year ended 31 December 2015, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	12,235.2	—	12,235.2
Costs of services	—	—	—	(9,709.1)	—	(9,709.1)
Gross profit	—	—	—	2,526.1	—	2,526.1
General and administrative costs	10.6	(83.0)	(0.1)	(821.6)	—	(894.1)
Operating profit/(loss)	10.6	(83.0)	(0.1)	1,704.5	—	1,632.0
Share of results of subsidiaries	1,298.5	1,507.3	—	—	(2,805.8)	—
Share of results of associates	—	—	—	47.0	—	47.0
Profit/(loss) before interest and taxation	1,309.1	1,424.3	(0.1)	1,751.5	(2,805.8)	1,679.0
Finance income	1.2	32.0	88.4	166.0	(215.2)	72.4
Finance costs	(146.1)	(161.6)	(87.4)	(44.2)	215.2	(224.1)
Revaluation of financial instruments	(4.0)	—	—	(30.7)	—	(34.7)
Profit before taxation	1,160.2	1,294.7	0.9	1,842.6	(2,805.8)	1,492.6
Taxation	—	3.8	—	(251.3)	—	(247.5)
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Attributable to:
Equity holders of the parent	1,160.2	1,298.5	0.9	1,506.4	(2,805.8)	1,160.2
Non-controlling interests	—	—	—	84.9	—	84.9
	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1

Notes

[1]	Prior year figures have been re-presented as described in the accounting policies.

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(445.5)	(445.5)	(0.6)	(464.6)	891.0	(465.2)
Gain on revaluation of available for sale investments	32.1	32.1	—	32.1	(64.2)	32.1
	(413.4)	(413.4)	(0.6)	(432.5)	826.8	(433.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	17.0	17.0	—	17.0	(34.0)	17.0
Deferred tax on defined benefit pension plans	(24.6)	(24.6)	—	(24.6)	49.2	(24.6)
	(7.6)	(7.6)	—	(7.6)	15.2	(7.6)
Other comprehensive loss for the year	(421.0)	(421.0)	(0.6)	(440.1)	842.0	(440.7)
Total comprehensive income for the year	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6
Attributable to:
Equity holders of the parent	1,395.6	1,480.2	1.2	1,594.3	(3,075.7)	1,395.6
Non-controlling interests	—	—	—	76.0	—	76.0
	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	1,309.9	1,309.9	(1.2)	1,379.2	(2,619.8)	1,378.0
Loss on revaluation of available for sale investments	(93.1)	(93.1)	—	(93.1)	186.2	(93.1)
	1,216.8	1,216.8	(1.2)	1,286.1	(2,433.6)	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(15.9)	(15.9)	—	(15.9)	31.8	(15.9)
Deferred tax on defined benefit pension plans	(0.4)	(0.4)	—	(0.4)	0.8	(0.4)
	(16.3)	(16.3)	—	(16.3)	32.6	(16.3)
Other comprehensive income/(loss) for the year	1,200.5	1,200.5	(1.2)	1,269.8	(2,401.0)	1,268.6
Total comprehensive income for the year	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2
Attributable to:
Equity holders of the parent	2,600.6	2,697.9	28.0	3,690.7	(6,416.6)	2,600.6
Non-controlling interests	—	—	—	169.6	—	169.6
	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2

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

Condensed consolidating cash flow statement

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	32.9	(49.7)	(13.6)	1,438.5	—	1,408.1
Investing activities
Acquisitions and disposals	—	—	—	(181.5)	—	(181.5)
Purchases of property, plant and equipment	—	(10.4)	—	(278.5)	—	(288.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(37.3)	—	(37.3)
Proceeds on disposal of property, plant and equipment	—	—	—	8.0	—	8.0
Net cash outflow from investing activities	—	(10.4)	—	(489.3)	—	(499.7)
Financing activities
Share option proceeds	6.4	—	—	—	—	6.4
Cash consideration for non-controlling interests	—	(1.4)	—	(45.9)	—	(47.3)
Share repurchases and buy-backs	(289.6)	—	—	(214.6)	—	(504.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	999.6	—	599.6
Financing and share issue costs	—	—	—	(0.8)	—	(0.8)
Equity dividends paid	(751.5)	—	—	—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(87.8)	—	(87.8)
Net cash (outflow)/inflow from financing activities	(1,434.7)	(1.4)	—	650.5	—	(785.6)
Net increase/(decrease) in cash and cash equivalents	(1,401.8)	(61.5)	(13.6)	1,599.7	—	122.8
Translation of cash and cash equivalents	(0.9)	48.4	1.3	(76.0)	—	(27.2)
Cash and cash equivalents at beginning of year	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6
Cash and cash equivalents at end of year	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	963.1	1,002.2	65.5	(257.0)	—	1,773.8
Investing activities
Acquisitions and disposals	—	—	—	(638.8)	—	(638.8)
Purchases of property, plant and equipment	—	(1.1)	—	(251.0)	—	(252.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(33.0)	—	(33.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.7	—	7.7
Net cash outflow from investing activities	—	(1.1)	—	(915.1)	—	(916.2)
Financing activities
Share option proceeds	27.2	—	—	—	—	27.2
Cash consideration for non-controlling interests	—	(1.3)	—	(57.0)	—	(58.3)
Share repurchases and buy-backs	(274.5)	—	—	(152.9)	—	(427.4)
Net (decrease)/increase in borrowings	(392.1)	—	—	369.6	—	(22.5)
Financing and share issue costs	—	—	—	(6.4)	—	(6.4)
Equity dividends paid	(616.5)	—	—	—	—	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(89.6)	—	(89.6)
Net cash (outflow)/inflow from financing activities	(1,255.9)	(1.3)	—	63.7	—	(1,193.5)
Net (decrease)/increase in cash and cash equivalents	(292.8)	999.8	65.5	(1,108.4)	—	(335.9)
Translation of cash and cash equivalents	(5.7)	(154.6)	(13.1)	465.3	—	291.9
Cash and cash equivalents at beginning of year	(926.5)	(2,468.9)	(67.5)	5,409.5	—	1,946.6
Cash and cash equivalents at end of year	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement (continued)

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	983.6	(658.3)	(5.6)	1,040.2	—	1,359.9
Investing activities
Acquisitions and disposals	—	(16.9)	—	(652.6)	—	(669.5)
Purchases of property, plant and equipment	—	(2.0)	—	(208.3)	—	(210.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.1)	—	(36.1)
Proceeds on disposal of property, plant and equipment	—	—	—	13.4	—	13.4
Net cash outflow from investing activities	—	(18.9)	—	(883.6)	—	(902.5)
Financing activities
Share option proceeds	27.6	—	—	—	—	27.6
Cash consideration for non-controlling interests	—	—	—	(23.6)	—	(23.6)
Share repurchases and buy-backs	(406.0)	—	—	(181.6)	—	(587.6)
Net increase/(decrease) in borrowings	(13.7)	—	—	505.7	—	492.0
Financing and share issue costs	—	—	—	(11.4)	—	(11.4)
Equity dividends paid	(545.8)	—	—	—	—	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(55.2)	—	(55.2)
Net cash (outflow)/inflow from financing activities	(937.9)	—	—	233.9	—	(704.0)
Net (decrease)/increase in cash and cash equivalents	45.7	(677.2)	(5.6)	390.5	—	(246.6)
Translation of cash and cash equivalents	10.4	2.3	(3.3)	(63.8)	—	(54.4)
Cash and cash equivalents at beginning of year	(982.6)	(1,794.0)	(58.6)	5,082.8	—	2,247.6
Cash and cash equivalents at end of year	(926.5)	(2,468.9)	(67.5)	5,409.5	—	1,946.6

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet

At 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,952.9	—	12,952.9
Other	—	—	—	2,018.4	—	2,018.4
Property, plant and equipment	—	16.5	—	963.0	—	979.5
Investment in subsidiaries	14,644.0	27,921.2	—	—	(42,565.2)	—
Interests in associates and joint ventures	—	—	—	1,065.2	—	1,065.2
Other investments	—	—	—	1,153.5	—	1,153.5
Deferred tax assets	—	—	—	160.3	—	160.3
Trade and other receivables	—	—	1.6	174.6	—	176.2
Intercompany receivables	—	203.3	2,078.3	10,189.5	(12,471.1)	—
	14,644.0	28,141.0	2,079.9	28,677.4	(55,036.3)	18,506.0
Current assets
Inventory and work in progress	—	—	—	424.3	—	424.3
Corporate income tax recoverable	—	—	—	234.7	—	234.7
Trade and other receivables	0.3	457.3	0.1	11,654.6	—	12,112.3
Intercompany receivables	1,661.4	1,713.8	65.7	2,728.6	(6,169.5)	—
Cash and short-term deposits	—	235.0	—	6,683.5	(4,527.1)	2,391.4
	1,661.7	2,406.1	65.8	21,725.7	(10,696.6)	15,162.7
Current liabilities
Trade and other payables	(16.9)	(113.9)	(19.6)	(14,090.7)	—	(14,241.1)
Intercompany payables	(2,808.3)	(3,240.0)	—	(121.2)	6,169.5	—
Corporate income tax payable	—	—	—	(649.3)	—	(649.3)
Bank overdrafts, bonds and bank loans	(2,627.7)	(1,871.8)	(27.4)	(624.3)	4,527.1	(624.1)
	(5,452.9)	(5,225.7)	(47.0)	(15,485.5)	10,696.6	(15,514.5)
Net current (liabilities)/assets	(3,791.2)	(2,819.6)	18.8	6,240.2	—	(351.8)
Total assets less current liabilities	10,852.8	25,321.4	2,098.7	34,917.6	(55,036.3)	18,154.2
Non-current liabilities
Bonds and bank loans	—	—	(2,087.1)	(4,163.3)	—	(6,250.4)
Trade and other payables	—	—	—	(992.8)	—	(992.8)
Intercompany payables	(1,359.6)	(10,677.4)	—	(434.1)	12,471.1	—
Deferred tax liabilities	—	—	—	(513.7)	—	(513.7)
Provision for post-employment benefits	—	—	—	(206.3)	—	(206.3)
Provisions for liabilities and charges	—	—	—	(229.0)	—	(229.0)
	(1,359.6)	(10,677.4)	(2,087.1)	(6,539.2)	12,471.1	(8,192.2)
Net assets	9,493.2	14,644.0	11.6	28,378.4	(42,565.2)	9,962.0
Attributable to:
Equity share owners’ funds	9,493.2	14,644.0	11.6	27,909.6	(42,565.2)	9,493.2
Non-controlling interests	—	—	—	468.8	—	468.8
Total equity	9,493.2	14,644.0	11.6	28,378.4	(42,565.2)	9,962.0

Notes to the consolidated financial statements (continued)

32.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet (continued)

At 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,214.3	—	13,214.3
Other	—	—	—	2,217.3	—	2,217.3
Property, plant and equipment	—	7.1	—	961.6	—	968.7
Investment in subsidiaries	13,356.0	24,162.9	—	—	(37,518.9)	—
Interests in associates and joint ventures	—	—	—	1,069.4	—	1,069.4
Other investments	—	—	—	1,310.3	—	1,310.3
Deferred tax assets	—	—	—	140.4	—	140.4
Trade and other receivables	—	—	7.0	197.9	—	204.9
Intercompany receivables	—	238.9	2,276.8	7,626.3	(10,142.0)	—
	13,356.0	24,408.9	2,283.8	26,737.5	(47,660.9)	19,125.3
Current assets
Inventory and work in progress	—	—	—	400.4	—	400.4
Corporate income tax recoverable	—	—	—	231.2	—	231.2
Trade and other receivables	11.5	377.9	0.1	11,985.0	—	12,374.5
Intercompany receivables	1,628.7	1,690.2	45.9	2,651.1	(6,015.9)	—
Cash and short-term deposits	13.7	151.8	—	5,300.5	(3,029.1)	2,436.9
	1,653.9	2,219.9	46.0	20,568.2	(9,045.0)	15,443.0
Current liabilities
Trade and other payables	(21.0)	(69.5)	(21.3)	(14,898.6)	—	(15,010.4)
Intercompany payables	(2,659.2)	(3,141.1)	—	(215.6)	6,015.9	—
Corporate income tax payable	—	—	—	(752.3)	—	(752.3)
Bank overdrafts, bonds and bank loans	(1,641.8)	(1,775.5)	(15.1)	(599.2)	3,029.1	(1,002.5)
	(4,322.0)	(4,986.1)	(36.4)	(16,465.7)	9,045.0	(16,765.2)
Net current (liabilities)/assets	(2,668.1)	(2,766.2)	9.6	4,102.5	—	(1,322.2)
Total assets less current liabilities	10,687.9	21,642.7	2,293.4	30,840.0	(47,660.9)	17,803.1
Non-current liabilities
Bonds and bank loans	—	—	(2,282.9)	(3,282.0)	—	(5,564.9)
Trade and other payables	—	—	—	(1,273.8)	—	(1,273.8)
Intercompany payables	(1,363.4)	(8,286.7)	—	(491.9)	10,142.0	—
Deferred tax liabilities	—	—	—	(692.4)	—	(692.4)
Provision for post-employment benefits	—	—	—	(276.5)	—	(276.5)
Provisions for liabilities and charges	—	—	—	(227.9)	—	(227.9)
	(1,363.4)	(8,286.7)	(2,282.9)	(6,244.5)	10,142.0	(8,035.5)
Net assets	9,324.5	13,356.0	10.5	24,595.5	(37,518.9)	9,767.6
Attributable to:
Equity share owners’ funds	9,324.5	13,356.0	10.5	24,152.4	(37,518.9)	9,324.5
Non-controlling interests	—	—	—	443.1	—	443.1
Total equity	9,324.5	13,356.0	10.5	24,595.5	(37,518.9)	9,767.6

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

In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.

Condensed consolidating income statement

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,265.4	—	15,265.4
Costs of services	—	—	—	(12,090.2)	—	(12,090.2)
Gross profit	—	—	—	3,175.2	—	3,175.2
General and administrative costs	14.1	74.7	—	(1,355.8)	—	(1,267.0)
Operating profit	14.1	74.7	—	1,819.4	—	1,908.2
Share of results of subsidiaries	1,901.2	2,016.5	—	—	(3,917.7)	—
Share of results of associates	—	—	—	113.5	—	113.5
Profit before interest and taxation	1,915.3	2,091.2	—	1,932.9	(3,917.7)	2,021.7
Finance income	—	24.5	110.6	262.8	(302.7)	95.2
Finance costs	(99.3)	(221.5)	(103.4)	(148.3)	302.7	(269.8)
Revaluation of financial instruments	0.6	—	(5.4)	267.0	—	262.2
Profit before taxation	1,816.6	1,894.2	1.8	2,314.4	(3,917.7)	2,109.3
Taxation	—	7.0	—	(204.0)	—	(197.0)
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Attributable to:
Equity holders of the parent	1,816.6	1,901.2	1.8	2,014.7	(3,917.7)	1,816.6
Non-controlling interests	—	—	—	95.7	—	95.7
	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

For the year ended 31 December 2016, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	14,388.9	—	14,388.9
Costs of services	—	—	—	(11,348.1)	—	(11,348.1)
Gross profit	—	—	—	3,040.8	—	3,040.8
General and administrative costs	13.8	(828.2)	(0.1)	(163.2)	—	(977.7)
Operating profit/(loss)	13.8	(828.2)	(0.1)	2,877.6	—	2,063.1
Share of results of subsidiaries	1,497.4	2,518.2	—	—	(4,015.6)	—
Share of results of associates	—	—	—	49.8	—	49.8
Profit/(loss) before interest and taxation	1,511.2	1,690.0	(0.1)	2,927.4	(4,015.6)	2,112.9
Finance income	—	28.8	121.1	231.9	(301.4)	80.4
Finance costs	(102.5)	(222.1)	(98.8)	(132.5)	301.4	(254.5)
Revaluation of financial instruments	(8.6)	—	7.0	(46.7)	—	(48.3)
Profit before taxation	1,400.1	1,496.7	29.2	2,980.1	(4,015.6)	1,890.5
Taxation	—	0.7	—	(389.6)	—	(388.9)
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Attributable to:
Equity holders of the parent	1,400.1	1,497.4	29.2	2,489.0	(4,015.6)	1,400.1
Non-controlling interests	—	—	—	101.5	—	101.5
	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6

Notes

[1]	Prior year figures have been re-presented as described in the accounting policies.

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement (continued)

For the year ended 31 December 2015, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	12,235.2	—	12,235.2
Costs of services	—	—	—	(9,709.1)	—	(9,709.1)
Gross profit	—	—	—	2,526.1	—	2,526.1
General and administrative costs	10.6	(83.0)	(0.1)	(821.6)	—	(894.1)
Operating profit/(loss)	10.6	(83.0)	(0.1)	1,704.5	—	1,632.0
Share of results of subsidiaries	1,298.5	1,507.3	—	—	(2,805.8)	—
Share of results of associates	—	—	—	47.0	—	47.0
Profit/(loss) before interest and taxation	1,309.1	1,424.3	(0.1)	1,751.5	(2,805.8)	1,679.0
Finance income	1.2	32.0	88.4	166.0	(215.2)	72.4
Finance costs	(146.1)	(161.6)	(87.4)	(44.2)	215.2	(224.1)
Revaluation of financial instruments	(4.0)	—	—	(30.7)	—	(34.7)
Profit before taxation	1,160.2	1,294.7	0.9	1,842.6	(2,805.8)	1,492.6
Taxation	—	3.8	—	(251.3)	—	(247.5)
Profit for the year	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1
Attributable to:
Equity holders of the parent	1,160.2	1,298.5	0.9	1,506.4	(2,805.8)	1,160.2
Non-controlling interests	—	—	—	84.9	—	84.9
	1,160.2	1,298.5	0.9	1,591.3	(2,805.8)	1,245.1

Notes

1 Prior year figures have been re-presented as described in the accounting policies.

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(445.5)	(445.5)	(0.6)	(464.6)	891.0	(465.2)
Gain on revaluation of available for sale investments	32.1	32.1	—	32.1	(64.2)	32.1
	(413.4)	(413.4)	(0.6)	(432.5)	826.8	(433.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	17.0	17.0	—	17.0	(34.0)	17.0
Deferred tax on defined benefit pension plans	(24.6)	(24.6)	—	(24.6)	49.2	(24.6)
	(7.6)	(7.6)	—	(7.6)	15.2	(7.6)
Other comprehensive loss for the year	(421.0)	(421.0)	(0.6)	(440.1)	842.0	(440.7)
Total comprehensive income for the year	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6
Attributable to:
Equity holders of the parent	1,395.6	1,480.2	1.2	1,594.3	(3,075.7)	1,395.6
Non-controlling interests	—	—	—	76.0	—	76.0
	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	1,309.9	1,309.9	(1.2)	1,379.2	(2,619.8)	1,378.0
Loss on revaluation of available for sale investments	(93.1)	(93.1)	—	(93.1)	186.2	(93.1)
	1,216.8	1,216.8	(1.2)	1,286.1	(2,433.6)	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	(15.9)	(15.9)	—	(15.9)	31.8	(15.9)
Deferred tax on defined benefit pension plans	(0.4)	(0.4)	—	(0.4)	0.8	(0.4)
	(16.3)	(16.3)	—	(16.3)	32.6	(16.3)
Other comprehensive income/(loss) for the year	1,200.5	1,200.5	(1.2)	1,269.8	(2,401.0)	1,268.6
Total comprehensive income for the year	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2
Attributable to:
Equity holders of the parent	2,600.6	2,697.9	28.0	3,690.7	(6,416.6)	2,600.6
Non-controlling interests	—	—	—	169.6	—	169.6
	2,600.6	2,697.9	28.0	3,860.3	(6,416.6)	2,770.2

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

Condensed consolidating cash flow statement

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	32.9	(49.7)	(13.6)	1,438.5	—	1,408.1
Investing activities
Acquisitions and disposals	—	—	—	(181.5)	—	(181.5)
Purchases of property, plant and equipment	—	(10.4)	—	(278.5)	—	(288.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(37.3)	—	(37.3)
Proceeds on disposal of property, plant and equipment	—	—	—	8.0	—	8.0
Net cash outflow from investing activities	—	(10.4)	—	(489.3)	—	(499.7)
Financing activities
Share option proceeds	6.4	—	—	—	—	6.4
Cash consideration for non-controlling interests	—	(1.4)	—	(45.9)	—	(47.3)
Share repurchases and buy-backs	(289.6)	—	—	(214.6)	—	(504.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	999.6	—	599.6
Financing and share issue costs	—	—	—	(0.8)	—	(0.8)
Equity dividends paid	(751.5)	—	—	—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(87.8)	—	(87.8)
Net cash (outflow)/inflow from financing activities	(1,434.7)	(1.4)	—	650.5	—	(785.6)
Net increase/(decrease) in cash and cash equivalents	(1,401.8)	(61.5)	(13.6)	1,599.7	—	122.8
Translation of cash and cash equivalents	(0.9)	48.4	1.3	(76.0)	—	(27.2)
Cash and cash equivalents at beginning of year	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6
Cash and cash equivalents at end of year	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	963.1	1,002.2	65.5	(257.0)	—	1,773.8
Investing activities
Acquisitions and disposals	—	—	—	(638.8)	—	(638.8)
Purchases of property, plant and equipment	—	(1.1)	—	(251.0)	—	(252.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(33.0)	—	(33.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.7	—	7.7
Net cash outflow from investing activities	—	(1.1)	—	(915.1)	—	(916.2)
Financing activities
Share option proceeds	27.2	—	—	—	—	27.2
Cash consideration for non-controlling interests	—	(1.3)	—	(57.0)	—	(58.3)
Share repurchases and buy-backs	(274.5)	—	—	(152.9)	—	(427.4)
Net (decrease)/increase in borrowings	(392.1)	—	—	369.6	—	(22.5)
Financing and share issue costs	—	—	—	(6.4)	—	(6.4)
Equity dividends paid	(616.5)	—	—	—	—	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(89.6)	—	(89.6)
Net cash (outflow)/inflow from financing activities	(1,255.9)	(1.3)	—	63.7	—	(1,193.5)
Net (decrease)/increase in cash and cash equivalents	(292.8)	999.8	65.5	(1,108.4)	—	(335.9)
Translation of cash and cash equivalents	(5.7)	(154.6)	(13.1)	465.3	—	291.9
Cash and cash equivalents at beginning of year	(926.5)	(2,472.7)	(67.5)	5,413.3	—	1,946.6
Cash and cash equivalents at end of year	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement (continued)

For the year ended 31 December 2015, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	983.6	(658.3)	(5.6)	1,040.2	—	1,359.9
Investing activities
Acquisitions and disposals	—	(16.9)	—	(652.6)	—	(669.5)
Purchases of property, plant and equipment	—	(2.0)	—	(208.3)	—	(210.3)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(36.1)	—	(36.1)
Proceeds on disposal of property, plant and equipment	—	—	—	13.4	—	13.4
Net cash outflow from investing activities	—	(18.9)	—	(883.6)	—	(902.5)
Financing activities
Share option proceeds	27.6	—	—	—	—	27.6
Cash consideration for non-controlling interests	—	—	—	(23.6)	—	(23.6)
Share repurchases and buy-backs	(406.0)	—	—	(181.6)	—	(587.6)
Net increase/(decrease) in borrowings	(13.7)	—	—	505.7	—	492.0
Financing and share issue costs	—	—	—	(11.4)	—	(11.4)
Equity dividends paid	(545.8)	—	—	—	—	(545.8)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(55.2)	—	(55.2)
Net cash (outflow)/inflow from financing activities	(937.9)	—	—	233.9	—	(704.0)
Net (decrease)/increase in cash and cash equivalents	45.7	(677.2)	(5.6)	390.5	—	(246.6)
Translation of cash and cash equivalents	10.4	2.2	(3.3)	(63.7)	—	(54.4)
Cash and cash equivalents at beginning of year	(982.6)	(1,797.7)	(58.6)	5,086.5	—	2,247.6
Cash and cash equivalents at end of year	(926.5)	(2,472.7)	(67.5)	5,413.3	—	1,946.6

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet

At 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,952.9	—	12,952.9
Other	—	—	—	2,018.4	—	2,018.4
Property, plant and equipment	—	16.5	—	963.0	—	979.5
Investment in subsidiaries	14,644.0	27,752.6	—	—	(42,396.6)	—
Interests in associates and joint ventures	—	—	—	1,065.2	—	1,065.2
Other investments	—	—	—	1,153.5	—	1,153.5
Deferred tax assets	—	—	—	160.3	—	160.3
Trade and other receivables	—	—	1.6	174.6	—	176.2
Intercompany receivables	—	203.3	2,078.3	10,189.5	(12,471.1)	—
	14,644.0	27,972.4	2,079.9	28,677.4	(54,867.7)	18,506.0
Current assets
Inventory and work in progress	—	—	—	424.3	—	424.3
Corporate income tax recoverable	—	—	—	234.7	—	234.7
Trade and other receivables	0.3	457.3	0.1	11,654.6	—	12,112.3
Intercompany receivables	1,661.4	1,713.8	65.7	2,728.5	(6,169.4)	—
Cash and short-term deposits	—	231.2	—	6,687.3	(4,527.1)	2,391.4
	1,661.7	2,402.3	65.8	21,729.4	(10,696.5)	15,162.7
Current liabilities
Trade and other payables	(16.9)	(113.9)	(19.6)	(14,090.7)	—	(14,241.1)
Intercompany payables	(2,808.3)	(3,067.6)	—	(293.5)	6,169.4	—
Corporate income tax payable	—	—	—	(649.3)	—	(649.3)
Bank overdrafts, bonds and bank loans	(2,627.7)	(1,871.8)	(27.4)	(624.3)	4,527.1	(624.1)
	(5,452.9)	(5,053.3)	(47.0)	(15,657.8)	10,696.5	(15,514.5)
Net current (liabilities)/assets	(3,791.2)	(2,651.0)	18.8	6,071.6	—	(351.8)
Total assets less current liabilities	10,852.8	25,321.4	2,098.7	34,749.0	(54,867.7)	18,154.2
Non-current liabilities
Bonds and bank loans	—	—	(2,087.1)	(4,163.3)	—	(6,250.4)
Trade and other payables	—	—	—	(992.8)	—	(992.8)
Intercompany payables	(1,359.6)	(10,677.4)	—	(434.1)	12,471.1	—
Deferred tax liabilities	—	—	—	(513.7)	—	(513.7)
Provision for post-employment benefits	—	—	—	(206.3)	—	(206.3)
Provisions for liabilities and charges	—	—	—	(229.0)	—	(229.0)
	(1,359.6)	(10,677.4)	(2,087.1)	(6,539.2)	12,471.1	(8,192.2)
Net assets	9,493.2	14,644.0	11.6	28,209.8	(42,396.6)	9,962.0
Attributable to:
Equity share owners’ funds	9,493.2	14,644.0	11.6	27,741.0	(42,396.6)	9,493.2
Non-controlling interests	—	—	—	468.8	—	468.8
Total equity	9,493.2	14,644.0	11.6	28,209.8	(42,396.6)	9,962.0

Notes to the consolidated financial statements (continued)

33.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet (continued)

At 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,214.3	—	13,214.3
Other	—	—	—	2,217.3	—	2,217.3
Property, plant and equipment	—	7.1	—	961.6	—	968.7
Investment in subsidiaries	13,356.0	23,994.3	—	—	(37,350.3)	—
Interests in associates and joint ventures	—	—	—	1,069.4	—	1,069.4
Other investments	—	—	—	1,310.3	—	1,310.3
Deferred tax assets	—	—	—	140.4	—	140.4
Trade and other receivables	—	—	7.0	197.9	—	204.9
Intercompany receivables	—	238.9	2,276.8	7,626.3	(10,142.0)	—
	13,356.0	24,240.3	2,283.8	26,737.5	(47,492.3)	19,125.3
Current assets
Inventory and work in progress	—	—	—	400.4	—	400.4
Corporate income tax recoverable	—	—	—	231.2	—	231.2
Trade and other receivables	11.5	377.9	0.1	11,985.0	—	12,374.5
Intercompany receivables	1,628.7	1,690.2	45.9	2,651.1	(6,015.9)	—
Cash and short-term deposits	13.7	148.0	—	5,304.3	(3,029.1)	2,436.9
	1,653.9	2,216.1	46.0	20,572.0	(9,045.0)	15,443.0
Current liabilities
Trade and other payables	(21.0)	(69.5)	(21.3)	(14,898.6)	—	(15,010.4)
Intercompany payables	(2,659.2)	(2,968.7)	—	(388.0)	6,015.9	—
Corporate income tax payable	—	—	—	(752.3)	—	(752.3)
Bank overdrafts, bonds and bank loans	(1,641.8)	(1,775.5)	(15.1)	(599.2)	3,029.1	(1,002.5)
	(4,322.0)	(4,813.7)	(36.4)	(16,638.1)	9,045.0	(16,765.2)
Net current (liabilities)/assets	(2,668.1)	(2,597.6)	9.6	3,933.9	—	(1,322.2)
Total assets less current liabilities	10,687.9	21,642.7	2,293.4	30,671.4	(47,492.3)	17,803.1
Non-current liabilities
Bonds and bank loans	—	—	(2,282.9)	(3,282.0)	—	(5,564.9)
Trade and other payables	—	—	—	(1,273.8)	—	(1,273.8)
Intercompany payables	(1,363.4)	(8,286.7)	—	(491.9)	10,142.0	—
Deferred tax liabilities	—	—	—	(692.4)	—	(692.4)
Provision for post-employment benefits	—	—	—	(276.5)	—	(276.5)
Provisions for liabilities and charges	—	—	—	(227.9)	—	(227.9)
	(1,363.4)	(8,286.7)	(2,282.9)	(6,244.5)	10,142.0	(8,035.5)
Net assets	9,324.5	13,356.0	10.5	24,426.9	(37,350.3)	9,767.6
Attributable to:
Equity share owners’ funds	9,324.5	13,356.0	10.5	23,983.8	(37,350.3)	9,324.5
Non-controlling interests	—	—	—	443.1	—	443.1
Total equity	9,324.5	13,356.0	10.5	24,426.9	(37,350.3)	9,767.6