Form 20-F
period 2018-12-31
WPP plc
filed 2019-04-26
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to

Commission file number 001-38303

WPP plc

(Exact Name of Registrant as specified in its charter)

Jersey

(Jurisdiction of incorporation or organization)

Sea Containers, 18 Upper Ground

London, United Kingdom, SE1 9GL

(Address of principal executive offices)

Andrea Harris

Group Chief Counsel

Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL

Telephone: +44(0) 20 7282 4600

E-mail: andrea.harris@wpp.com

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

At December 31, 2018, the number of outstanding ordinary shares was 1,332,678,227 which included at such date ordinary shares represented by 13,929,272 ADSs.

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

YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES  ☒    NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. At 31 December 2018, the Group, excluding associates, had 134,281 employees. For the year ended 31 December 2018, the Group had revenue of £15,602.4 million and operating profit of £1,431.4 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company, including the notes thereto.

The selected income statement data for each of the years ended 31 December 2018, 2017 and 2016 and the selected balance sheet data as at 31 December 2018 and 2017 are derived from the consolidated financial statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the consolidated financial statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2018 £m		2017[1] £m		2016[1] £m		2015 £m		2014 £m
Revenue	15,602.4		15,804.2		14,887.3		12,235.2		11,528.9
Operating profit	1,431.4		1,908.2		2,063.1		1,632.0		1,507.3
Profit for the year	1,139.4		1,912.3		1,501.6		1,245.1		1,151.5
Profit attributable to equity holders of the parent	1,062.9		1,816.6		1,400.1		1,160.2		1,077.2
Earnings per ordinary share:
Basic	85.2	p	144.0	p	109.6	p	90.0	p	82.4	p
Diluted	84.3	p	142.4	p	108.0	p	88.4	p	80.5	p
Earnings per ADS[2]:
Basic	426.0	p	720.0	p	548.0	p	450.0	p	412.0	p
Diluted	421.5	p	712.0	p	540.0	p	442.0	p	402.5	p
Dividends per ordinary share	60.00	p	59.75	p	48.33	p	42.49	p	35.27	p
Dividends per ADS (US dollars)[3]	391.87	¢	397.23	¢	352.41	¢	340.57	¢	280.73	¢

[1]    Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements. No restatement has been made in 2015 or 2014.

[2]    Basic and diluted earnings per American Depositary Share (ADS) have been calculated using the same method as earnings per share, multiplied by a factor of five.

[3]    These figures have been translated for convenience purposes only, using the approximate average exchange rates of US$1.3351 to pound sterling for the year 2018 (2017: US$1.2887, 2016: US$1.3547, 2015: US$1.5288, 2014: US$1.6475). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2018[1] £m	2017[2] £m	2016[2] £m	2015 £m	2014 £m
Total assets	33,867.7	33,662.8	34,562.4	28,749.2	26,622.9
Net assets	9,806.6	9,956.1	9,761.7	8,015.8	7,826.8
Called-up share capital	133.3	133.3	133.2	132.9	132.6
Number of shares (in millions)	1,332.7	1,332.5	1,331.9	1,329.4	1,325.7

[1]   IFRS 9 Financial Instruments has been adopted from 1 January 2018 as described in the accounting policies section of the consolidated financial statements. No restatement has been made for years prior to 2018.

[2]    Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements. No restatement has been made in 2015 or 2014.

Dividends

Dividends on the Company’s ordinary shares, when paid, are paid to share owners as of a record date, which is fixed by the Company. The following table sets forth the amounts of interim or first interim, final or second interim and total dividends paid on the Company’s ordinary shares in respect of each fiscal year indicated. In the United States, the Company’s ordinary shares are represented by ADSs, which are evidenced by American

Depositary Receipts (ADRs) or held in book-entry form. The Group uses the terms ‘ADS’ and ‘ADR’ interchangeably. The dividends are also shown translated into US cents per ADS using the approximate average rates as shown on page 2, for each year presented.

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2014	11.62	26.58	38.20	95.72	218.95	314.67
2015	15.91	28.78	44.69	121.62	219.99	341.61
2016	19.55	37.05	56.60	132.42	250.96	383.38
2017	22.70	37.30	60.00	146.27	240.34	386.61
2018	22.70	37.30	60.00	151.53	249.00	400.53

The 2018 interim dividend was paid on 5 November 2018 to share owners on the register at 5 October 2018. The 2018 final dividend will be paid on 8 July 2019 to share owners on the register at 14 June 2019.

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

Clients
The Group competes for clients in a highly-competitive and evolving industry which is undergoing structural change. Client loss to competitors or as a consequence of client consolidation or a reduction in marketing budgets due to economic conditions or a shift in client spending may have a material adverse effect on our market share, business, revenues, results of operations, financial condition or prospects.

The competitive landscape in our industry is constantly evolving and the role of traditional agencies is being challenged. Competitors include multinational advertising and marketing communication groups, regional and national marketing services companies, database marketing information and measurement, social media and professional services and consultants and consulting internet companies.

Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure and by loss of reputation and may be limited by clients’ policies on conflicts of interest.

The global economy continues to be volatile with uncertainties such as those caused by Brexit in the UK and Europe and technological disruption from disintermediators. In the past clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.

Principal risk	Potential impact

The Group receives a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our 10 largest clients accounted for 14.4% of revenues in the year ended 31 December 2018. Clients can reduce their marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

Cyber and data security

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and relies extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches.

Existing and new data protection laws, General Data Protection Regulation (GDPR) and e-privacy regulation in the EU concerning user privacy, use of personal information, consent and online tracking may restrict some of our activities and increase costs.

The Group is part way through an IT Transformation project and relies on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business. During the transformation, we are still reliant on legacy systems which could restrict our ability to change rapidly.

The Group may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects.

Financial
The Group is subject to credit risk through the default of a client or other counterparty.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts.

Operational
The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to media trading.	Failure to ensure that trading activities are compliant with client obligations where relevant could adversely impact client relationships and business volumes.
The Group has commenced a three-year strategic plan to return the business to growth by the end of 2021 which includes the merger of some operations, disposals and the simplification of our structure.	A failure or delay in implementing the transformation plan may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

People and succession

The Group’s performance could be adversely affected if it does not react quickly enough to changes in our market and fails to attract, develop and retain key creative, commercial and management talent.

The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. We are vulnerable to the loss of personnel to competitors (traditional and emerging) and clients, leading to disruption to the business.

Principal risk	Potential impact

Regulatory, sanctions, anti-trust and taxation
The Group may be subject to regulations restricting its activities or effecting changes in taxation.

Changes in local or international tax rules, for example prompted by the OECD’s Base Erosion and Profit Shifting project (a global initiative to improve the fairness and integrity of tax systems), changes arising from the application of existing rules, or new challenges by tax or competition authorities, for example, the European Commission’s State Aid investigation into the UK CFC rules, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.

The Group operates in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption could expose us to civil and criminal sanctions.

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

ITEM 4. INFORMATION ON THE COMPANY

WPP’s offer to clients encompasses communications, experience, commerce and technology. The Company provides these services through a number of established global, multinational and national operating companies that are organised into four business segments. Our largest segment is Advertising and Media Investment Management, which accounted for approximately 46% of the Company’s revenues in 2018. The remaining 54% of our revenues were derived from the business segments of Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications (including direct, interactive and ecommerce). Excluding associates, the Company currently employs over 130,000 full-time people in 112 countries.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 23 April 2019 the Company had a market capitalisation of approximately £11.814 billion.

The Company’s executive office is located at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL, Tel:+44 (0)20 7282 4600 and its registered office is located at Queensway House, Hilgrove Street, St Helier, Jersey JE1 IES.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as J. Walter Thompson Company LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ) in 2016. During 2018, the Company focused on simplifying its organisation with the completion of the merger of VML and Y&R to create VMLY&R and the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe, and the beginning of the merger of Wunderman and J. Walter Thompson to create Wunderman Thompson.

The Company received £440.3 million and spent £228.8 million and £697.1 million related to acquisitions and investments in 2018, 2017 and 2016, respectively, including payments in respect of earnout payments resulting from acquisitions in prior years, net of cash and cash equivalents acquired (net) and proceeds on disposal of investments. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £375.2 million, £326.2 million and £285.1 million, respectively, and cash spent on share repurchases and buy-backs was £207.1 million, £504.2 million and £427.4 million, respectively.

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. You may read and copy any materials filed with the SEC at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The Company’s Form 20-F is also available on the Company’s website, www.wpp.com.

B. Business Overview

Introduction

Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), headline EBITDA (Earnings before Interest, Taxation, Depreciation and Amortisation), billings, estimated net new billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 25 to 28.

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

Revenue[1]	2018		2017[2]		2016[2]
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	7,132.4	45.6	7,368.7	46.6	6,709.4	45.1
Data Investment Management	2,582.5	16.6	2,703.4	17.1	2,672.4	17.9
Public Relations & Public Affairs	1,210.7	7.8	1,204.0	7.6	1,130.6	7.6
Brand Consulting, Health & Wellness and Specialist Communications	4,676.8	30.0	4,528.1	28.7	4,374.9	29.4
Total	15,602.4	100.0	15,804.2	100.0	14,887.3	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs[1]	2018		2017[2]		2016[2]
	£m	% of total	£m	% of total	£m	% of total
Advertising and Media Investment Management	5,529.7	43.1	5,889.3	44.7	5,450.9	43.9
Data Investment Management	1,965.4	15.3	2,052.1	15.6	1,994.0	16.0
Public Relations & Public Affairs	1,136.3	8.9	1,140.6	8.7	1,078.5	8.7
Brand Consulting, Health & Wellness and Specialist Communications	4,195.2	32.7	4,087.6	31.0	3,905.2	31.4
[1]

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

[2]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2018		2017[3]		2016[3]
	£m	% of total	£m	% of total	£m	% of total
North America[2]	5,371.0	34.4	5,659.2	35.8	5,400.9	36.3
United Kingdom	2,189.4	14.0	2,133.4	13.5	1,970.7	13.2
Western Continental Europe	3,335.3	21.4	3,230.6	20.4	3,008.5	20.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,706.7	30.2	4,781.0	30.3	4,507.2	30.3
Total	15,602.4	100.0	15,804.2	100.0	14,887.3	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenue of £5,074.1 million (2017: £5,336.3 million, 2016: £5,107.2 million).
[3]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs[1]	2018		2017[3]		2016[3]
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,474.2	34.9	4,793.9	36.4	4,598.4	37.0
United Kingdom	1,691.3	13.2	1,688.0	12.8	1,590.2	12.8
Western Continental Europe	2,735.4	21.3	2,630.6	20.0	2,438.3	19.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,925.7	30.6	4,057.1	30.8	3,801.7	30.6
[1]

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

[2]	North America includes the US with revenue less pass-through costs of £4,236.7 million (2017: £4,535.3 million, 2016: £4,359.7 million).
[3]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

The Company’s principal disciplines and operating companies within each of its business segments are described below.

Advertising and Media Investment Management

Advertising – WPP’s creative advertising services are delivered through our integrated agency networks, which include Ogilvy, Wunderman Thompson, VMLY&R and Grey. Among the principal functions of these agencies are the planning and creation of marketing and branding campaigns and the design and production of advertisements across all media.

Media Investment Management – GroupM is the world’s leading media investment company responsible for more than $45 billion in annual media investment through agencies including Mindshare, MediaCom, Wavemaker, Essence and m/SIX, as well as the outcomes-driven programmatic audience company, Xaxis.

Data Investment Management

WPP’s data investment management services are delivered through Kantar, one of the world’s leading data, insights and consulting company.

Public Relations & Public Affairs

WPP’s public relations and public affairs companies advise clients who are seeking to communicate with a range of stakeholders from consumers to governments and the business and financial communities. They include Burson Cohn & Wolfe and Hill+Knowlton Strategies.

Brand Consulting, Health & Wellness and Specialist Communications

Brand Consulting – Our consumer, corporate and employee brand consulting and design services, covering areas such as brand strategy, creative services, digital corporate communications, identity, motion graphics and packaging, are delivered through firms such as Landor and Superunion.

Health & Wellness – WPP provides integrated health marketing solutions through its main agency networks in the US and, internationally, specialist firms such as ghg, Sudler and Ogilvy Healthworld.

Specialist Communications (including direct, interactive and ecommerce) – WPP provides a full range of specialist communications services, including digital marketing, production, ecommerce, shopper, direct, field, retail, promotional, point-of-sale, sports marketing and events.

WPP Head Office

The central functions of WPP, with principal offices in London and New York, are to develop the strategy of the Company, coordinate the provision of services to cross-Company clients, perform a range of cross-Company functions in areas such as new business, talent recruitment and development, training, IT, finance, audit, legal affairs, mergers & acquisitions (M&A), property, sustainability, investor relations and communications, promote best practice in areas such as our agencies’ approach to diversity and inclusion, drive operating efficiencies and monitor the financial performance of WPP’s operating companies.

Our new strategy in 2018

We describe our new strategy as a radical evolution. It’s radical because we are making tough decisions and taking decisive action – having restructured a large proportion of our revenue base in 2018 – but an evolution because we are changing our business in a way that respects the people and things that make WPP such a great organisation. WPP has substantial assets, the most important of which is our people. As a talent business we need to transform at the right pace, and bring our people with us on the journey.

Our strategy focuses on growth. The restructuring of our business and associated cost savings will enable increased investment in creativity, technology and talent, so that we are well positioned for top-line growth in the future.

We aim to deliver this strategy over the next three years, incurring cash costs for restructuring of £300 million. The annual savings are anticipated to be £275 million by the end of 2021, approximately half of which will be reinvested in the business.

Our five elements to our new corporate strategy are:

•	Vision & Offer. A new vision developed with our people and clients and a refreshed, more contemporary offer to meet the needs of our clients in a rapidly changing market.

•	Creativity. A renewed commitment to creativity, WPP’s most important competitive advantage.

•	Data & Technology. Harnessing the strength of our marketing and advertising technology, and unique partnerships with technology firms, for the benefit of clients.

•	Simpler Structure. Reducing complexity and making sure our clients can access the best resources from across the Company.

•	Culture. Investment in our people, our culture and a new set of values to ensure WPP is the natural home for the best and brightest talent.

Sustainability

Our clients look to us to provide the insight, expertise and creative solutions they need to navigate this changing landscape and communicate their purpose effectively and authentically. Our own sustainability strategy helps us to do this with credibility, meeting changing client expectations while reducing risks and creating a more resilient business for the long term.

Our sustainability strategy aligns with all five elements of our new corporate strategy, which we introduced in late 2018. We work with clients on sustainability across our disciplines. This work is growing in importance as more of our clients seek to develop brands with purpose and to integrate social and environmental values into their communication. Below sets out the most material ways in which sustainability supports our strategy.

•	Vision & Offer.

A stronger offer for our clients: A growing number of clients are grappling with sustainability challenges and looking to articulate the purpose of their brands. They look for partners who share their sustainability values and aspirations. Our commitment to responsible and sustainable business practices helps us to broaden and deepen these partnerships, and to meet the growing expectations and sustainability requirements in client procurement processes.

•	Creativity.

Social investment: Our pro bono work can make a significant difference to charities and non-governmental organisations (NGOs), enabling our partners to raise awareness and funds, recruit members, and achieve campaign objectives. Pro bono work benefits our business too, providing rewarding creative opportunities for our people that often result in award-winning campaigns that raise the profile of our companies

Diverse and inclusive teams: Creativity thrives on diversity of background and thought. This makes having a diverse and inclusive workplace essential to our long-term business success. We want all of our people to feel valued and able to fulfil their potential, regardless of gender, ethnicity, age, or disability.

•	Data & Technology.

Privacy and data ethics: Data – including consumer data – can play an essential role in our work for clients. Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients. We have a responsibility to look after this data carefully; to collect data only when needed and with consent where required, and to store and transfer data securely.

•	Simpler Structure.

Greener office space: Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We are reducing the overall number of offices we occupy, moving to locations that use green building standards and reduce our impact, help us to use space more efficiently and encourage collaboration between our companies.

•	Culture.

Shared values across our business and supply chain: Strong employment policies, investment in skills and inclusive working practices help us recruit, motivate and develop the talented people we need to serve our clients in all disciplines across our locations. Selecting suppliers and partners who adopt standards consistent with our own can reduce costs, improve efficiency, and protect our reputation.

Clients

•	£2.07 billion revenues generated through clients who engaged with us on sustainability, equivalent to approximately 13% of our total revenue.

People

•	We spent £45.5 million on training in 2018.

•	At year-end 2018, women comprised 36% of the WPP Board and Executive leadership roles, 49% of Senior Managers, and 54% of total employees.

Environment

•	Our scope 1 and 2 market-based emissions per employee for 2018 were to 0.74 tonnes of CO2e, a 9% reduction from 2017.

Social investment

•

Our pro bono work was worth £11.3 million in 2018. We also made cash donations to charities of £6.2 million, resulting in a social investment worth £17.5 million. This is equivalent to 1.20% of profit before tax.

•	WPP media agencies negotiated free media space worth £23.8 million on behalf of pro bono clients, 1.63% of profit before tax.

Clients

The Group works with 369 of the Fortune Global 500, all 30 of the Dow Jones 30, and 71 of the NASDAQ 100.

The Company’s 10 largest clients accounted for 14.4% of the Company’s revenues in the year ended 31 December 2018. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2018. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

IT

We develop principles on privacy and data protection and compliance with local laws. We implemented extensive training ahead of GDPR implementation in 2018 and rolled out a GDPR toolkit to assist our people to prepare for implementation and will do the same as new legislation is adopted in other markets.

A Chief Privacy Officer and Data Protection Officer have been appointed at the Company and Data Protection Officers are in place at a number of our operating companies. Our Group Chief Privacy Officer and Data Protection Officer are working with our internal audit team to review privacy risks and practices as part of our company-wide audit programme.

In 2018, we launched WPP’s Data Privacy and Security Charter to help us communicate our approach to data to our people and our clients. This brings together our Data Code of Conduct, which sets out core principles for responsible data management, with our IT security, privacy and social media policies, and our security standards (which are based on ISO 27001).

Our people must take Privacy & Data Security Awareness training and understand the WPP Data Code of Conduct and WPP policies on data privacy and security.

The Data Health Checker survey is performed annually to understand the scale and breadth of data we collect so the level of risk associated with this can be assessed. We use our Data Health Checker to review privacy risks and data security practices in our businesses. This provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. The results showed that the majority of our companies have mitigation measures that match or exceed their level of privacy risk, with the average risk score being 2.16 out of 5, where 5 is the maximum score possible indicating maximum risk. Of those companies surveyed, 80% have a dedicated privacy lead.

The IT Transformation project will enhance our data security. In addition, we have established a global internal IT company responsible for providing core IT shared services to our companies and manage external technology providers.

C. Organizational Structure

The Company’s business comprises the provision of creative transformation services on a national, multinational and global basis. It operates out of over 3,000 offices in 112 countries (including associates). For a list of the Company’s principal subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States the sole owned property was the 214,000 square foot VMLY&R office condominium for their headquarters located at 3 Columbus Circle in New York, New York, which was sold and converted to a leased location in Q1 2019 in addition to 160,000 of square feet of space already leased. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain, France, UK and Italy). In Europe, owned properties include the 135,626 square foot TNS office located at 2 Rue Francis Pedron, Chambourcy, Paris, France and the 101,592 square foot TNS House at Westgate, Hangar Lane, London. Manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom, Kantar (Occupancy Q4 2018)	690,000
636 Eleventh Avenue, New York, NY	Ogilvy, Geometry, MJM	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Wavemaker, Mediacom, Mindshare, Geometry, Kantar, Hill+Knowlton Strategies, GTB, Sudler MDS, Burson Cohn & Wolfe, Peclars, Hogarth, Wunderman Thompson, Superunion, Kinetic.	464,200
498 Seventh Avenue, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom (Lease expired Q4 2018, Employees transferred to 3 World Trade Center)	401,000
Calle de Ríos Rosas, 26, Madrid, Spain	GroupM, Grey, Kantar, WPP Health & Wellness, Ogilvy, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Axicom, WPP, Lambie Nairn, Finance +, Superunion, SCPF VMLY&R, Wunderman Thompson (Fully occupied Q1 2019)	382,402
The Orb Adjacent to JW Marriott Sahar, Chatrapati Shivaji International Airport, Andheri East, Mumbai	GroupM, Ogilvy, Kantar, Grey, Wunderman Thompson, H+K, Fitch, Landor, VMLY&R, Genesis BM & PPR.	375,000
3 Columbus Circle, New York, NY	VMLY&R, Wunderman Thompson, Midas Exchange, Berlin Cameron, CMI (See discussion above)	374,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Burson Cohn & Wolfe, ghg, GCI Health	349,000
230 Park Avenue South, New York, NY	Burson Cohn & Wolfe, Landor, Sudler & Hennessey, Hogarth, Kinetic (Exiting H1 2019)	301,000
Tower B, DLF Cyber Park, Gurgaon	GroupM, Ogilvy, Wunderman Thompson, Hogarth, Grey, Kantar, AKQA, ADK (Q1 2020 Occupancy)	288,000
500/550 Town Center Drive, Dearborn, MI	Global Team Blue, PRISM, Burrows, Possible, VMLY&R	282,900
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy, Wunderman Thompson, Geometry, Global Team Blue, Kantar, GroupM, Burson Cohn & Wolfe, Hill+Knowlton Strategies, The Futures Company, Kinetic	277,400
333 North Green Street, Chicago, IL	Ogilvy, Wunderman Thompson, Geometry, GTB, Kantar, GroupM, Burson Cohn & Wolfe, Hill+Knowlton Strategies, The Futures Company, Kinetic, VMLY&R (Estimated Q1 2020 Occupancy)	263,356
125 Queens Quay, Toronto, Canada	GroupM, Ogilvy, Kantar, Wunderman Thompson, VMLY&R, Grey, H&K (Estimated Q4 2021 Occupancy)	258,053
Sea Containers House, Upper Ground, London SE1	Ogilvy, Wavemaker, WPP, Kantar	226,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2018, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £780.6 million.

In 2018, 21% of our floorspace was certified to advanced sustainability standards like LEED and BREEAM. Our target is 25% of global floor space certified to advanced green building standards by 2020.

We will continue to develop Campus co-locations to house our agencies in major cities, which deliver world-class working environments and increased efficiencies. The focus for 2019 includes 80 closures at local office level by end of 2019 and opening of new WPP Campuses such as Madrid and Amsterdam. 70 of the 100 planned office mergers have been completed and 57 of the 80 offices have been closed.

See note 3 to the consolidated financial statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as at 31 December 2018, under non-cancelable operating leases of the Company.

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

In 2018, approximately 46% of the Company’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the remaining three segments.

The following discussion is based on the Company’s audited consolidated financial statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

During 2018 we focused on a number of short-term strategic priorities, as well as on formulating a new long-term strategy, which was announced in December. The actions taken in 2018 are outlined below.

•	Focus on our clients. Emphasis on providing faster, more agile, more effectively integrated solutions for our clients.

•

Continue to simplify our organisation. Creation of VMLY&R, a new brand experience agency formed by the merger of VML and Y&R. Integration of our healthcare agencies with Ogilvy, VMLY&R and Wunderman. Began Wunderman and J. Walter Thompson merger to create Wunderman Thompson, a new creative, data and technology agency. VML, Y&R, Wunderman, J. Walter Thompson and WPP Health & Wellness collectively account for 23% of WPP revenue. Opened/announced further Campus co-locations including New York, Prague and Toronto. Completion of Burson Cohn & Wolfe merger.

•	Embed data and technology much more deeply into our offer. New data and technology team in place. First WPP Chief Technology Officer appointed.

•

Invest in talent that represents our changing world. Formation of new central team with key appointments including Chief Operating Officer, Chief Client Officer and Chief Technology Officer. WPP Executive Committee established for the first time, drawn from corporate and operating company leadership.

•

Evaluate the shape of the portfolio to maximise shareholder value and release capital. 30 disposals in 2018, raising £849 million to reduce our debt. Initiated a strategic review of options in relation to Kantar to maximise shareholder value. The intention is to continue to develop Kantar while remaining a shareholder with strategic links to the business.

The share price decreased by 37% in 2018, closing at 846.6p at year end. Since then it has risen to 936.2p, up 11%, at 23 April 2019. Dividends remain flat at 60.00p in 2018, same as prior year.

Revenue was down 1.3% at £15.602 billion. Revenue on a constant currency basis was up 1.5% compared with last year, the difference to the reportable number reflecting the strength of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 0.8%. Billings were £55.798 billion, up 0.4%, up 3.3% in constant currency and up 3.2% like-for-like.

The Group’s revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, headline PBIT continues to be skewed to the second half of the year, with the Group earning approximately 40% of its headline PBIT in the first half and 60% in the second half.

Profit before interest and tax was down 27.0% to £1.475 billion from £2.022 billion. Headline PBIT for 2018 was down 9.7% to £2.047 billion, from £2.267 billion and down 7.4% in constant currencies. Headline EBITDA was down by 8.8% to £2.311 billion, from £2.534 billion the previous year and down 6.4% in constant currencies.

Profit before tax fell by 30.6% to £1.463 billion from £2.109 billion reflecting principally the £302 million of restructuring and transformation costs and £184 million of goodwill impairment charges. Headline profit before tax was down 11.0% to £1.863 billion from £2.093 billion.

Profit after tax fell by 40.4% to £1.139 billion from £1.912 billion. In constant currencies, profit after tax fell 38.5%.

Profits attributable to shareholders fell 41.5% to £1.063 billion from £1.817 billion, again reflecting principally the £302 million of restructuring and transformation costs and £184 million of goodwill impairment. In constant currencies, profits attributable to shareholders fell by 39.6%.

Diluted earnings per share fell by 40.8% to 84.3p from 142.4p and decreased 38.9% in constant currencies.

Net cash inflow from operating activities increased to £1.694 billion in the year. In 2018, operating profit was £1.431 billion, depreciation, amortisation and goodwill impairment £728 million, non-cash share-based incentive charges £85 million, working capital and provisions inflow £166 million, net interest paid £162 million, tax paid £384 million, capital expenditure £375 million, earnout payments £120 million and other net cash outflows £266 million, principally £235 million gains on disposal of investments and subsidiaries. Free cash flow available for debt repayment, acquisitions (excluding earnouts), share buy-backs and dividends was, therefore, £1.103 billion. This free cash flow was enhanced by £849 million of proceeds from the disposal of associates and investments, offset by £289 million in cash acquisition costs (investments and new acquisition payments), £207 million in share buy-backs and £747 million in dividends, a net outflow of £394 million. This resulted in a net cash inflow of £709 million.

Debt financing was £6.660 billion at 31 December 2018, compared to £6.875 billion at 31 December 2017. Average net debt in 2018 was £4.966 billion, compared to £5.125 billion in 2017, at 2018 exchange rates. On 31 December 2018 net debt was £4.017 billion, against £4.483 billion on 31 December 2017, a decrease of £466 million (a decrease of £605 million at 2018 exchange rates). The reduced period end debt figure reflects the benefit of £849 million proceeds in relation to disposal of our interests in certain associates and investments, the principal of which were Globant S.A., Imagina, AppNexus and Bruin.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline PBIT. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2018, 2017 and 2016 is presented in note 2 to the consolidated financial statements. To supplement the reportable currency segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue growth and revenue less pass-through costs growth by geographical area and reportable segment on a reported, constant currency, and like-for-like basis. Headline PBIT and headline PBIT margin by reportable segment are also provided below.

Geographical area

Revenue Analysis
	Reported revenue growth %+/(-)		Constant currency revenue growth %+/(-)		Like-for-like revenue growth %+/(-)
	2018	2017[1]	2018	2017[1]	2018	2017[1]
North America	(5.1)	4.8	(1.9)	0.1	(3.0)	(2.5)
United Kingdom	2.6	8.3	2.6	8.3	1.5	6.8
Western Continental Europe	3.2	7.4	3.5	1.6	1.7	(0.2)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(1.6)	6.1	3.8	0.8	4.4	(0.3)
Total Group	(1.3)	6.2	1.5	1.6	0.8	(0.2)
[1]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] growth %+/(-)		Constant currency revenue less pass- through costs[1] growth %+/(-)		Like-for-like revenue less pass- through costs[1] growth %+/(-)
	2018	2017[2]	2018	2017[2]	2018	2017[2]
North America	(6.7)	4.3	(3.5)	(0.4)	(4.2)	(3.2)
United Kingdom	0.2	6.2	0.2	6.2	(0.5)	4.9
Western Continental Europe	4.0	7.9	4.1	1.9	2.0	—
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(3.2)	6.7	2.0	1.4	2.5	(0.9)
[1]

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

[2]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

North America constant currency revenue less pass-through costs was down 4.5% in the final quarter, the same as the third quarter, and down 5.7% like-for-like, a slight deterioration on the third quarter (-5.3%). This reflects continuing challenges in our advertising businesses, with data investment management and healthcare also slower, partly offset by a significant improvement in public relations and public affairs. On a full year basis, constant currency revenue less pass-through costs was down 3.5%, with like-for-like down 4.2%. Addressing our underperforming operations in the US is a key element of WPP’s new strategy.

United Kingdom constant currency revenue less pass-through costs was down 2.4% in the final quarter and down 2.7% like-for-like, slightly weaker than the -2.0% shown in quarter three. Media investment management and the specialist communications businesses were particularly strong with data investment management improving. Our public relations and public affairs and direct, interactive and ecommerce businesses were slower. On a full year basis, constant currency revenue less pass-through costs was up 0.2%, with like-for-like down 0.5%.

Western Continental Europe constant currency revenue less pass-through costs was up 4.1% in the final quarter, a significant improvement on the growth in quarter three of 1.3%. On a like-for-like basis revenue less pass-through costs was also up 4.1%, the strongest quarter of the year, and compared to -0.4% in quarter three. Twelve of the Group’s top 14 markets showed significant growth in quarter four, particularly Austria, Belgium, Denmark, Finland, Germany, Italy, the Netherlands, Portugal, Sweden and Turkey. For the year, Western Continental Europe constant currency revenue less pass-through costs grew 4.1% with like-for-like up 2.0%, the second strongest performing region.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue less pass-through costs was up 0.4% in the fourth quarter and up 2.6% like-for-like, slightly above the third quarter growth of 2.4%. In the fourth quarter, Latin America grew over 7%, stronger than the third quarter, with Central & Eastern Europe showing double-digit growth in the fourth quarter compared with almost 5% in quarter three. Asia Pacific and Africa & the Middle East were slightly weaker. On a full-year basis, constant currency revenue less pass-through costs growth in the region was 2.0% with like-for-like growth 2.5%, the strongest performing region.

Reportable Segments

Revenue Analysis
	Reported revenue growth%+/(-)		Constant currency revenue growth%+/(-)		Like-for-like revenue growth%+/(-)
	2018	2017[1]	2018	2017[1]	2018	2017[1]
Advertising and Media Investment Management	(3.2)	9.8	(0.4)	5.2	1.0	0.1
Data Investment Management	(4.5)	1.2	(1.8)	(3.5)	(2.0)	(2.9)
Public Relations & Public Affairs	0.6	6.5	3.4	1.7	3.1	0.8
Brand Consulting, Health & Wellness and Specialist Communications	3.3	3.5	6.3	(0.9)	1.5	0.6
Total Group	(1.3)	6.2	1.5	1.6	0.8	(0.2)
[1]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] growth %+/(-)		Constant currency revenue less pass- through costs[1] growth %+/(-)		Like-for-like revenue less pass- through costs[1] growth%+/(-)
	2018	2017[2]	2018	2017[2]	2018	2017[2]
Advertising and Media Investment Management	(6.1)	8.0	(3.3)	3.5	(1.2)	(2.3)
Data Investment Management	(4.2)	2.9	(1.3)	(1.9)	(1.8)	(1.3)
Public Relations & Public Affairs	(0.4)	5.8	2.5	1.0	2.6	0.2
Brand Consulting, Health & Wellness and Specialist Communications	2.6	4.7	5.6	0.2	0.6	1.0
[1]

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

[2]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

Headline PBIT analysis	2018		2017		2016
	£m	Headline PBIT margin[1] %	£m	Headline PBIT margin[1,2] %	£m	Headline PBIT margin[1,2] %
Advertising and Media Investment Management	972.4	17.6	1,109.0	18.8	1,027.2	18.8
Data Investment Management	301.1	15.3	350.3	17.1	351.5	17.6
Public Relations & Public Affairs	183.7	16.2	183.2	16.1	179.8	16.7
Brand Consulting, Health & Wellness and Specialist Communications	590.1	14.1	624.6	15.3	601.8	15.4
Total	2,047.3		2,267.1		2,160.3
[1]	Headline PBIT margin is calculated as headline PBIT as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.
[2]

Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

In constant currencies, advertising and media investment management revenue less pass-through costs was down 1.6% in the fourth quarter, a significant improvement on the -6.5% in the third quarter and the strongest quarter of the year. On a like-for-like basis revenue less pass-through costs was up 0.4% in the fourth quarter, the first quarter of positive growth, with both our advertising and media investment businesses showing considerable improvement over the third quarter. However, despite this improvement, our advertising businesses remain under pressure. On a full year basis, constant currency revenue less pass-through costs was down 3.3%, down 1.2% like-for-like.

The strong revenue less pass-through costs growth across most of the Group’s media investment management businesses, offset by slower growth in our advertising businesses in most regions, resulted in headline PBIT decreasing £137 million from £1,109 million in 2017 to £972 million in 2018 and the combined headline PBIT margin of this sector being down 1.2 margin points at 17.6% and down 1.4 margin points in constant currency.

In constant currencies, data investment management revenue less pass-through costs was down 2.8% in the fourth quarter, and down 2.8% like-for-like. On a full year basis, constant currency revenue less pass-through costs was down 1.3%, down 1.8% like-for-like. Geographically, revenue less pass-through costs was up strongly in Asia Pacific and Latin America, but North America was weaker. Kantar Worldpanel and Kantar Media showed strong like-for-like revenue less pass-through costs growth, with Kantar Insights, Kantar Health, Kantar Public and Lightspeed less robust. As a result, headline PBIT was down £49 million from £350 million in 2017 to £301 million in 2018. Headline PBIT margins were down 1.8 margin points to 15.3% and down 1.8 margin points in constant currency.

In the fourth quarter, in constant currencies and like-for-like, our public relations and public affairs businesses were the strongest performing sector, as they were in the first half and third quarter, with growth of 3.3% and 1.2% respectively. On a full year basis, constant currency revenue less pass-through costs grew 2.5% with like-for-like growth 2.6%. Geographically, all regions showed strong growth, with the United Kingdom and Africa & the Middle East particularly strong. Burson Cohn & Wolfe, Hill+Knowlton Strategies and the specialist public relations and public affairs businesses Finsbury, Hering Schuppener and Buchanan, performed particularly well. As a result, headline PBIT was up £1 million from £183 million in 2017 to £184 million in 2018. Overall headline PBIT margins improved 0.1 margin points to 16.2% and by 0.1 margin points in constant currency.

Brand consulting, health & wellness and specialist communications businesses (including direct, interactive and ecommerce), performed less well in the fourth quarter with constant currency revenue less pass-through costs up 0.2%, compared with 6.5% in the third quarter, with like-for-like down 1.6%, as our healthcare businesses in North America and some direct, interactive and ecommerce businesses came under pressure. On a full year basis, revenue less pass-through costs was up 5.6% in constant currency and up 0.6% like-for-like. In brand consulting, Landor and FITCH performed strongly, and in the direct, interactive and ecommerce businesses, Wunderman,

Hogarth, AKQA, Blue State Digital, F.biz and Deeplocal performed well. Headline PBIT margins, for the sector as a whole, were down by 1.2 margin points to 14.1% and down 1.3 margin points in constant currency, with headline PBIT margins negatively affected as parts of our direct, interactive and ecommerce, brand consulting and healthcare businesses in North America slowed. As a result headline PBIT was down £35 million from £625 million in 2017 to £590 million in 2018.

2019 Reportable Segments

The restructuring actions that we are implementing, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganization of our specialist healthcare agencies, mean that certain units will be reclassified between sectors and going forward it is likely to be less meaningful to report these sectors as we have in the past. We will review the appropriateness of this sectoral breakdown during 2019.

2018 compared with 2017

Revenues

Reported revenue was down 1.3% at £15,602.4 million. Revenue on a constant currency basis was up 1.5% compared with last year, the difference to the reportable number reflecting the strength of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 0.8%.

Costs of services, general and administrative costs

Costs of services increased by 0.3% in 2018 to £12,663.5 million from £12,629.0 million in 2017.

General and administrative costs increased by 19.0% to £1,507.5 million from £1,267.0 million in 2017, principally in relation to an increase in the provision for bad debts and higher IT costs.

Staff costs decreased by 1.8%. Staff costs, excluding incentives, also decreased by 1.8%. Incentive payments of £326 million were 14.2% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before incentives compared with £324 million or 13.1% in 2017. Achievement of target, at an individual Company level, generally generates 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before bonus as an incentive pool and 20% at maximum.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2018 was 133,903 compared to 135,521 in 2017, a decrease of 1.2%. On the same basis, the total number of people, excluding associates, at 31 December 2018 was 134,281 compared to 135,187 at 31 December 2017, a decrease of 906 or 0.7%.

As outlined in the investor day on 11 December 2018, we have undertaken a strategic review of our operations. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. This has included the merger of a number of WPP’s operating companies. It also includes transformation costs with respect to strategic initiatives like co-locations in major cities, IT transformation and shared services.

£234 million of restructuring and transformation costs were recorded in the fourth quarter in relation to this plan. This included £63 million of non-cash write-offs and £171 million of actions that have a cash impact in 2018 and beyond. In 2018 the cash outflow was £50 million. The £171 million forms part of the anticipated £300 million total cash cost of the restructuring plan that we announced – with the balance to be incurred in 2019, 2020 and 2021.

The total of restructuring and transformation costs in 2018 was £302 million. The remaining £68 million relates to severance restructuring costs recorded in the first half, together with costs in relation to the continuing global IT transformation program. These costs of £302 million and £41 million of associate company exceptional losses have been partly offset by exceptional gains of £235 million, primarily relating to the gain on the sale of the Group’s investment in Globant S.A.

This gives a net exceptional loss of £108 million and compares with a net exceptional loss in 2017 of £24 million.

Profit before interest and taxation

As a result of the above, profit before interest and tax was down 27.0% to £1.475 billion from £2.022 billion, down 24.4% in constant currencies. Headline PBIT was down 9.7% to £2.047 billion, from £2.267 billion and down 7.4% in constant currencies.

Finance income, finance costs and revaluation of financial instruments

Finance income increased to £104.8 million in 2018 from £95.2 million in 2017. Finance costs increased to £289.3 million in 2018 from £269.8 million in 2017. Therefore, net finance costs were £184.5 million, compared with £174.6 million in 2017, an increase of £9.9 million. This is due to the higher dollar interest rates. Revaluation of financial instruments resulted in a gain of £172.9 million in 2018 and a gain of £262.2 million in 2017.

Taxation

The Group’s tax rate on profit before tax was 22.1% in 2018 against 9.3% in 2017. The difference in the rates in 2017 was principally due to an exceptional tax credit in 2017, primarily relating to the re-measurement of deferred tax liabilities following US tax reform. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Profit for the year

Profit after tax fell by 40.4% to £1,139.4 million from £1,912.3 million. In constant currencies, profit after tax fell 38.5%. Profits attributable to shareholders fell 41.5% to £1,062.9 million from £1,816.6 million, again reflecting principally the £302.3 million of restructuring and transformation costs and £183.9 million of goodwill impairment. In constant currencies, profits attributable to shareholders fell by 39.6%. Diluted earnings per share fell by 40.8% to 84.3p from 142.4p and decreased 38.9% in constant currencies.

2017 compared with 2016

Revenues

Our reported revenue growth for the year was 6.2%, and on a constant currency basis, which excludes the impact of currency movements, revenue was up 1.6%. This difference of 4.6% reflects the weakness of the pound sterling against most currencies, particularly in the first half of the year, with some strengthening in the second half.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was down 0.2%.

Costs of services, general and administrative costs

Costs of services increased by 6.6% in 2017 to £12,629.0 million from £11,846.5 million in 2016. The increase is in line with the increase in revenue, primarily driven by pass-through costs and staff costs.

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

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and note 23, which are included as part of the Company’s consolidated financial statements in Item 18 of this Report.

Progress on growth strategy: In the last seven months we have made significant progress in simplifying our operations to make them more client-centric and improving WPP’s financial position. Milestones include the launch of a new vision, offer and brand identity for WPP, the creation of two new integrated networks (VMLY&R and Wunderman Thompson), the realignment of the US healthcare agencies with major networks, the formation of WPP’s first Executive Committee and the initiation of the process to find a financial and strategic partner for Kantar.

As part of the restructuring plan we outlined in the investor day presentation, 70 of the 100 planned office mergers have been completed, 57 of the 80 offices have been closed and approximately 2,650 of the 3,500 planned redundancies have been actioned. The anticipated gross savings remain in line with the £160 million estimate in December. As we outlined in the investor day a proportion of these gross savings will be reinvested in talent and technology development.

In addition, 30 disposals were completed in 2018 realising proceeds of £849 million, helping to strengthen the Group’s balance sheet and improve leverage. The disposal programme will continue in 2019 and a further 6 disposals have been completed year-to-date.

Return of funds to shareholders: Dividends paid in respect of 2018 will total approximately £753 million for the year. Funds returned to shareholders in 2018 totalled £955 million, including share buy-backs. In 2018, 16.6 million shares, or 1.3% of the issued share capital, were purchased at a cost of £207 million.

Uses of funds: As per the investor day in December, over the next three years we will prioritise the dividend over share buy-backs and will balance targeted M&A with divestments.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2018, billings were £55.8 billion, or 3.6 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management— The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See additional discussion on liquidity risk in note 23 to the consolidated financial statements.

Debt

The Company’s borrowings consist of bonds and revolving credit facilities, details on the Company’s borrowings are provided in note 10 to the consolidated financial statements.

The Group had a five-year Revolving Credit Facility of $2.5 billion due July 2021. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at

30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants. On 15 March 2019, the Group refinanced the facility and extended the term of the $2.5 billion five-year Revolving Credit Facility to March 2024.

The Group also has a one-year Revolving Credit Facility of A$150 million due June 2019 and a three-year Revolving Credit Facility of A$370 million due June 2021. Borrowings under these facilities are governed by certain financial covenants based on the results and financial position of WPP AUNZ, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 4.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.0 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2018, operating profit was £1.431 billion, depreciation, amortisation and goodwill impairment £728 million, non-cash sharebased incentive charges £85 million, working capital and provisions inflow £166 million, net interest paid £162 million, tax paid £384 million, capital expenditure £375 million, earnout payments £120 million and other net cash outflows £266 million, principally £235 million gains on disposal of investments and subsidiaries. Free cash flow available for debt repayment, acquisitions (excluding earnouts), share buy-backs and dividends was, therefore, £1.103 billion. This free cash flow was enhanced by £849 million of proceeds from the disposal of associates and investments, offset by £289 million in cash acquisition costs (investments and new acquisition payments), £207 million in share buy-backs and £747 million in dividends, a net outflow of £394 million. This resulted in a net cash inflow of £709 million.

On 31 December 2018 net debt was £4.017 billion, against £4.483 billion on 31 December 2017, a decrease of £466 million (a decrease of £605 million at 2018 exchange rates). The reduced period end debt figure reflects the benefit of £849 million proceeds in relation to disposal of our interests in certain associates and investments, the principal of which were Globant S.A., Imagina, AppNexus and Bruin. Average net debt in 2018 was £4.966 billion, compared to £5.125 billion in 2017, at 2018 exchange rates. Interest (finance cost net of finance income, excluding revaluation of financial instruments) cover based on headline PBIT in 2018 was 11.1 times. The average net debt to headline EBITDA ratio at 2.1x, is above the revised target range of 1.5-1.75x to be achieved by the end of 2021.

Average net debt in the first quarter of 2019 was £4.163 billion, compared to £4.875 billion in 2018, at 2019 exchange rates, a decrease of £712 million. The net debt figure of £4.624 billion at 31 March 2019, compares with a current market capitalisation of approximately £11.814 billion at 23 April 2019, giving an enterprise value of £16.438 billion.

Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2018.

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

Revenue in the first quarter of 2019 was £3.588 billion, up 0.9% compared with the same period last year on a reported basis and -0.6% on a constant currency basis. Like-for-like revenue was -1.3% compared with last year. Financial guidance for 2019 is unchanged with like-for-like revenue down 1.5% to 2.0%, with stronger headwinds in the first half, due to client assignment losses in the latter part of 2018.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2018, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
(£m)	Total	2019	2020	2021	2022	2023	Beyond 2023
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	3,324.4	539.1	224.6	—	224.6	673.9	1,662.2
Sterling bonds	600.0	—	200.0	—	—	—	400.0
US$ bonds	2,184.5	—	—	637.4	392.3	—	1,154.8
Bank revolvers	174.0	32.0	—	142.0	—	—	—
Subtotal	6,282.9	571.1	424.6	779.4	616.9	673.9	3,217.0
Interest payable	1,728.4	177.3	172.2	157.7	125.6	112.9	982.7
Total	8,011.3	748.4	596.8	937.1	742.5	786.8	4,199.7
Operating leases[2]	4,231.1	600.9	468.6	410.4	358.1	320.3	2,072.8
Capital commitments[3]	28.4	28.4	—	—	—	—	—
Investment commitments[3]	31.4	31.4	—	—	—	—	—
Financial derivatives	4.8	11.4	10.0	8.2	7.0	5.0	(36.8)
Estimated obligations under acquisition earnouts and put option agreements	656.7	185.0	177.9	70.3	119.6	40.2	63.7
Total contractual obligations	12,963.7	1,605.5	1,253.3	1,426.0	1,227.2	1,152.3	6,299.4

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2018 of £442.0 million. The Group’s net debt at 31 December 2018 was £4,016.7 million and is analysed in Item 5B.

[2]

Operating leases include lease-related costs of £602.9 million and are net of sub-let rentals of £31.5 million. Lease-related costs include real estate taxes, insurance costs and operating costs embedded in the rental payments to the landlord.

[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2018 amounted to £44.9 million (2017: £68.2 million, 2016: £43.7 million). Employer contributions and benefit payments in 2019 are expected to be approximately £50 million. Projections for years after 2019 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

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

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2018 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Pro-forma (‘like-for-like’)

Management believes that discussing like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of current year to that of prior years.

Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.

The following table reconciles reported revenue growth for 2018 and 2017 to like-for-like revenue for the same period.

	Revenue
	£m
2016 Reportable[1]	14,887
Impact of exchange rate changes	682	4.6%
Changes in scope of consolidation	266	1.8%
Like-for-like growth	(31)	(0.2%)
2017 Reportable[1]	15,804	6.2%
Impact of exchange rate changes	(435)	(2.8%)
Changes in scope of consolidation	109	0.7%
Like-for-like growth	124	0.8%
2018 Reportable	15,602	(1.3%)

[1]  Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies section of the consolidated financial statements.

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is provided in note 29 to the consolidated financial statements.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2018 £m	2017 £m	2016 £m
Profit before taxation	1,463.3	2,109.3	1,890.5
Amortisation and impairment of acquired intangible assets	280.0	195.1	168.4
Goodwill impairment	183.9	27.1	27.0
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3	(232.4)
Investment write-downs	2.0	95.9	86.1
Restructuring and transformation costs	302.3	56.8	27.4
Share of exceptional losses/(gains) of associates	41.7	(0.8)	15.2
Revaluation of financial instruments	(172.9)	(262.2)	48.3
Headline PBT	1,862.8	2,092.5	1,986.2

Headline EBITDA

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Headline EBITDA is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, losses/gains on remeasurement of equity interests arising from a change in scope of ownership and restructuring and transformation costs.

A tabular reconciliation of profit for the year to headline EBITDA is shown below.

	Year ended 31 December
	2018 £m	2017 £m	2016 £m
Profit for the year	1,139.4	1,912.3	1,501.6
Taxation	323.9	197.0	388.9
Finance income, finance cost and revaluation of financial instruments, net	11.6	(87.6)	222.4
Amortisation and impairment of acquired intangible assets	280.0	195.1	168.4
Depreciation of property, plant and equipment	225.1	230.7	220.8
Amortisation of other intangible assets	38.7	36.3	38.6
Goodwill impairment	183.9	27.1	27.0
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3	(232.4)
Investment write-downs	2.0	95.9	86.1
Restructuring and transformation costs	302.3	56.8	27.4
Share of exceptional losses/(gains) of associates	41.7	(0.8)	15.2
Headline EBITDA	2,311.1	2,534.1	2,419.7

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

Free cash flow

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash inflow from operating activities including proceeds from the issue of shares and proceeds from the disposal of property, plant and equipment, less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2018 £m	2017[1] £m	2016[1] £m
Net cash inflow from operating activities	1,693.8	1,408.1	1,773.8
Share option proceeds	1.2	6.4	27.2
Proceeds on disposal of property, plant and equipment	9.5	8.0	7.7
Earnout payments	(120.2)	(199.1)	(92.3)
Purchases of property, plant and equipment	(314.8)	(288.9)	(252.1)
Purchases of other intangible assets (including capitalised computer software)	(60.4)	(37.3)	(33.0)
Dividends paid to non-controlling interests in subsidiary undertakings	(106.2)	(87.8)	(89.6)
Free cash flow	1,102.9	809.4	1,341.7

[1] Prior year free cash flow has been re-presented to include movements in working capital and provisions and exclude earnout payments.

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

The following table is an analysis of net debt:

	2018 £m	2017 £m	2016 £m
Debt financing	(6,659.9)	(6,874.5)	(6,567.4)
Cash and short-term deposits	2,643.2	2,391.4	2,436.9
Net debt	(4,016.7)	(4,483.1)	(4,130.5)

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

The impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the net present value of future cash flows, using a pre-tax discount rate of 9.0% (2017: 8.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2017: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

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

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to a significant impairment, except for VMLY&R as discussed in note 12 to the consolidated financial statements. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

Acquisition accounting

The Group accounts for acquisitions in accordance with IFRS 3 ‘Business Combinations’. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end, management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2018, operating profit includes credits totalling £29.9 million (2017: £44.8 million, 2016: £26.3 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2017.

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. A summary of earnout related obligations included in trade and other payables is shown in note 18 to the consolidated financial statements.

WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase the non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IFRS 9 Financial Instruments. The movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities. Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnout and option agreements. The assumptions and sensitivity to changes in these assumptions is shown in note 24 to the consolidated financial statements.

Revenue recognition

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional, and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Costs to obtain a contract are typically expensed as incurred as the contracts are generally short-term in nature.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative standalone selling prices.

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically performance obligations are satisfied over-time as services are rendered. Revenue recognised over-time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

For our retainer arrangements, we have a stand ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent as we do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as work in progress until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as in-house production services, events, data investment management, and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense. Further details on revenue recognition are detailed by sector below:

Advertising and media investment management

Revenue is typically derived from media placements and advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run. The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned. Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised. The Group recognises incentive revenue as the related performance obligation is satisfied.

Data investment management

Revenue for market research services is typically recognised over-time based on input measures. For certain performance obligations, output measures such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract are used to measure progress. While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on a subscription basis, revenue is recognised over the subscription period typically on a straight-line basis.

Public relations & public affairs and brand consulting, health & wellness and specialist communications

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over-time, in accordance with the terms of the contractual arrangement.

Pension costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2018.

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

The Group’s pension deficit was £183.4 million at 31 December 2018, compared to £205.4 million at 31 December 2017. The decrease in the deficit is primarily due to higher discount rates as a result of an increase in high-quality corporate bond yields.

There are a number of areas in the pension accounting that involve judgements made by management based on the advice of qualified advisors. These include establishing the discount rates, rate of increase in salaries and pensions in payment, inflation and mortality assumptions. A sensitivity analysis for each significant actuarial assumption is shown in note 22 to the consolidated financial statements.

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

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion. At 31 December 2018, no deferred tax asset has been recognised in respect of gross tax losses and other temporary differences of £4,875.2 million.

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

New IFRS Accounting Pronouncements

See page F-2 of the consolidated financial statements for a description of new IFRS accounting pronouncements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Directors and Executive Officers of the Company are as follows:

Roberto Quarta, Age 69: Chairman. Roberto Quarta was appointed as a Director on 1 January 2015 and became Chairman on 9 June 2015. Roberto has extensive and diverse experience in corporate governance and global commerce. He is Partner and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm, which allows him to bring valuable perspective to WPP, particularly when evaluating acquisitions and new business opportunities. Roberto has an in-depth understanding of differing global governance requirements having served on the boards of a number of UK and international companies, including as Chairman of BBA Group plc and Rexel SA and as Non-Executive Director of BAE Systems plc, Equant NV and Foster Wheeler AG.

Other current appointments: Chairman, Smith & Nephew plc.

Mark Read, Age 52: Chief Executive Officer. Mark Read was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has held multiple leadership positions at WPP, having first joined the Company in 1989. He was responsible for WPP’s expansion into technology through the acquisition of 24/7 Real Media, the creation of the POSSIBLE network and the launch of Stream, WPP’s celebrated “unconference”. In 2015, he was appointed Global CEO of Wunderman, which he transformed into one of the world’s leading creative, data and technology agencies. Wired magazine ranked Mark as one of the Top 25 Digital Influencers in Europe in 2014 and he was named The Drum’s Digital Individual of the Year in 2015 and 2017. In September 2018 he was named as a Financial Times and HERoes Champion of Women in Business.

Paul Richardson, Age 61: Group Finance Director. Paul Richardson became Group Finance Director in 1996 after four years with the Company as Director of Treasury. Paul is responsible for the Company’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. Paul is a chartered accountant and fellow of the Association of Corporate Treasurers. In October 2018 he informed the Board he would step down during the course of 2019.

Nicole Seligman, Age 62: Senior Independent Director, Non-Executive Director. Nicole Seligman was appointed as a Director on 1 January 2014. Nicole is a global business leader and an internationally recognised lawyer. She brings to the Board analytical skills, in-depth knowledge of public company corporate governance and a comprehensive understanding of media and business issues. Nicole was previously President of Sony Entertainment, Inc. and global General Counsel for Sony Corporation. Prior to that, as a partner at law firm Williams & Connolly, Nicole represented key public figures and major media and other companies in complex litigation.

Other current appointments: Non-Executive Director, Viacom Inc. Non-Executive Director, Far Point Acquisition Corporation. Chairman, The Doe Fund.

Jacques Aigrain, Age 64: Non-Executive Director. Jacques Aigrain was appointed as a Director on 13 May 2013. Jacques brings business, corporate finance and governance expertise to his role on the Board of WPP. Currently a Senior Advisor at Warburg Pincus LLP, from 2001 to 2009 he was a member of the Executive Committee of Swiss Re AG. Prior to Swiss Re, he spent 20 years with JPMorgan Chase. Jacques was previously Chairman of LCH Clearnet Group Ltd, a Director of the Qatar Financial Center Authorities and a Supervisory Board Member of Lufthansa AG and Swiss International Airlines AG.

Other current appointments: Chairman, LyondellBasell NV. Non-Executive Director, London Stock Exchange Group plc. Chairman, Self Trade Bank S.A.U.

Tarek Farahat, Age 54: Non-Executive Director. Tarek Farahat was appointed as a Director with effect from 11 October 2016. Tarek has extensive leadership and brand-building experience gained in different markets around the world. He worked for Procter & Gamble for over 26 years in Europe, the Middle East and Latin America, leading multi-billion dollar businesses for the company. His last position at Procter & Gamble was President of Procter & Gamble Latin America and member of the Global Leadership Council. Tarek was previously Chairman of the board of JBS S.A. and a board member of Pilgrims Pride Corporation and Alpargatas. He is currently a strategic advisor and partner for several companies.

Sir John Hood, Age 67: Non-Executive Director. Sir John Hood was appointed as a Director on 1 January 2014. Sir John brings deep knowledge and experience of international business to the Board, and provides analytical rigour arising from his leadership roles in higher education and research. He has held advisory roles for the New Zealand and British governments and has served as a Non-Executive Director of British and New Zealand-based enterprises. He was formerly Vice Chancellor of the University of Oxford and the University of Auckland.

Other current appointments: President and CEO, Robertson Foundation. Chairman, BMT Group. Non-Executive Director, Study Group Limited. Non-Executive Director, Aurora Energy Research. Non-Executive Director, Blackstone Group LP.

Ruigang Li, Age 49: Non-Executive Director. Ruigang Li was appointed as a Director on 12 October 2010. As Founding Chairman and CEO of CMC Capital Group, China’s leading equity investment group in the entertainment, technology and consumer sectors, and of CMC Inc., a media and entertainment conglomerate, Ruigang offers WPP insight into the Chinese media and technology sectors. Ruigang was Chairman and President of Shanghai Media Group for over 10 years and was previously Chief of Staff of Shanghai Municipal Government.

Other current appointments: Chairman and CEO, CMC Capital Group. Chairman and CEO, CMC Inc. Board Member, City Football Group. Director, Creative Artists Agency. Vice Chairman, TVB (Hong Kong). Chairman, Shaw Brothers (Hong Kong). Board Member, Special Olympics.

Daniela Riccardi, Age 59: Non-Executive Director. Daniela Riccardi was appointed as a Director on 12 September 2013. A senior FMCG, retail and fashion products executive, Daniela is a recognised leader in business development and branding. She is currently CEO of Baccarat, the international luxury goods company, and was previously CEO of Diesel Group. Daniela has substantial global business experience, having spent 25 years at Procter & Gamble in senior management roles around the world – including Vice President of Procter & Gamble Columbia, Mexico and Venezuela, Vice President and General Manager of Procter & Gamble Eastern Europe & Russia and President of Procter & Gamble Greater China.

Other current appointments: CEO, Baccarat. Non-Executive Director, Kering. Non-Executive Director, Comite Colbert.

Sally Susman, Age 57: Non-Executive Director. Sally Susman was appointed as a Director on 13 May 2013. Sally brings expertise in communications, public affairs, governance and strategy to the Board. She is Executive Vice President, Chief Corporate Affairs Officer for Pfizer, the world’s largest biopharmaceutical company. She also heads Pfizer’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, Sally was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. Sally previously held several senior corporate affairs posts at American Express, in both London and the US.

Other current appointments: Co-Chair, International Rescue Committee.

Solomon D. (Sol) Trujillo, Age 67: Non-Executive Director. Solomon D. (Sol) Trujillo was appointed as a Director on 12 October 2010. An international business executive with three decades of leading high-cap global companies in the US, Europe and Asia Pacific, Sol has wide board and corporate governance experience in the technology, media and digital sectors. Sol has managed operations in over 25 countries from Europe and North America to China, Australasia, Africa and the Middle East. He is a Senior Advisor to Bain & Company and Chairman of Trujillo Group LLC, which manages investments and examines emerging trends in the broader digital space.

Other current appointments: Director, Western Union. Chairman, Silk Road Telecommunications.

Cindy Rose, Age 53: Non-Executive Director. Cindy Rose was appointed as a Director on 1 April 2019. A high-profile leader in the technology and media sectors, Cindy has a deep understanding of the role of technology in business transformation. As Microsoft UK CEO since 2016, she is responsible for Microsoft’s product, service and support offerings across the UK. Prior to Microsoft, she was Managing Director of the UK Consumer division at Vodafone where she led the expansion of its retail store estate from 350 to over 500 stores. Before Vodafone, Cindy was Executive Director of Digital Entertainment at Virgin Media. She also spent 15 years at The Walt Disney Company, ultimately as SVP & Managing Director of Disney Interactive Media Group.

Other current appointments: Non-Executive Director, Informa plc.

The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2019 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.

B. Compensation

Directors’ Compensation

For the fiscal year ended 31 December 2018 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £9.5 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.5 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive Directors’ total compensation received

Single total figure of remuneration

2018	Base salary[5]	Benefits[6]	Pension[7]	Short-term incentive[8]	Long-term incentive[9]	Total annual compensation
	£000	£000	£000	£000	£000	£000
Mark Read[1]	325	12	57	244	327	965
Paul Richardson[2,3]	808	64	243	320	690	2,125
Sir Martin Sorrell[4]	391	70	102	—	2,522	3,085
[1]	Mark Read was appointed as CEO on 3 September 2018 and his salary is prorated accordingly.
[2]	Any US dollar amounts received in 2018 have been converted into pound sterling at an exchange rate of $1.3351 to £1.
[3]	Paul Richardson’s base salary figure is denominated in US dollars other than his fee for Directorship of WPP plc of £100,000 which, per above, has been converted at an exchange rate of $1.3351 to £1.
[4]	Sir Martin Sorrell resigned from the Company on 14 April 2018. The base salary includes accrued and unused holiday pay.
[5]

Base salary levels are reviewed every two years or following a change in role and will normally increase by no more than the local rate of inflation. Company and personal performance are taken into account during review process.

[6]

Benefits are fixed, non-itemised allowance enabling executives to procure their own benefits as required. While the Compensation Policy allows for a benefits allowance of up to £200,000 for the CEO, Mark Read was appointed with a benefits allowance of £35,000, which is prorated for his period as CEO. The benefits, and total annual compensation, set out in the table above exclude the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses were for Mark Read £1,666, Sir Martin Sorrell £2,253 and Paul Richardson £7,625. Sir Martin Sorrell’s benefits allowance was estimated up to his date of resignation.

[7]

Pension is provided by way of contribution to a defined contribution retirement arrangement, or a cash allowance, determined as a percentage of base salary. Contributions/allowances are as follows (as % of base salary): CEO—30% and CFO—30%. While the Compensation Policy allows for new Executive Directors to receive an allowance of 25% of base salary, Mark Read was given an allowance of 20% less employer’s National Insurance contribution of 13.8% resulting in a net pension contribution of 17.6%. The 2018 amount is prorated for the period as CEO. Sir Martin Sorrell’s pension allowance was prorated up to his date of resignation.

[8]

In respect of the 2018 short-term incentive awards, 40% will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral requirement. ESAs are subject to malus provisions. The cash bonuses are subject to clawback provisions. Whilst the Policy allows for the CEO to have awards under the short-term incentive plan of up to 400% of base salary, it was determined to appoint the new CEO on 250% of base salary with a target of 50% of maximum. Mark Read’s short-term incentive relates to performance post his appointment as CEO on 3 September 2018, prorated for his four months in office. In addition, he received a short-term incentive payment of £1,246,049 related to his performance as CEO of Wunderman and then joint-COO in the course of the first eight months of the year. The STIP will be delivered £747,629 as a cash award and £498,420 as an ESA award.

[9]

This is the value of the 2014 and 2013 Executive Performance Share Plan (EPSP) awards which vested in 2019 and 2018, following the end of the five-year EPSP performance periods on 31 December 2018 and 31 December 2017 respectively. For Mark Read this figure includes the Leaders 2015 award which vested in November 2018. Sir Martin Sorrell’s EPSP award was time prorated in accordance with the plan rules as discussed on page 42.

Vesting of 2014 – 2018 EPSP awards

Vesting of the 2014 EPSP awards was dependent on performance against three measures, all assessed over a five-year period, which include relative Total Shareholder Returns (TSR), Earnings Per Share (EPS) growth and average annual Return On Equity (ROE).

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share/ADR price on vesting	Value of vested 2014-2018 EPSP awards 000
Mark Read	68,174	4,504	27,228	£8.5606	£233
Paul Richardson[1]	40,927	2,732	16,374	$56.2594	$921
Sir Martin Sorrell[2]	867,756	48,728	294,591	£8.5606	£2,522
[1]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[2]	In addition to the application of the performance outcome, Sir Martin Sorrell’s award was time prorated in accordance with the plan rules as discussed on page 42.

Outstanding share-based awards

Executive Share Awards (ESAs) held by Executive Directors

All Executive Share Awards or Performance Share Awards (PSA) granted under the Restricted Stock Plan and its successor, the WPP Stock Plan, are made on the basis of satisfaction of previously determined performance conditions and are subject to continuous employment until the vesting date. Mark Read received ESAs and PSA awards prior to his appointment as Executive Director. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of Shares/ADRs granted[2]	Face value on grant date 000[3]	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Mark Read	2016 PSA	06.06.17	£17.2050	25,573	£440	—	—	10.03.19	—	—
	2017 PSA	12.06.18	£12.3800	38,317	£474	—	—	10.03.20	—	—
Paul Richardson[1]	2015 ESA	07.06.16	$116.2700	10,837	$1,260	792	11,629	06.03.18	$85.8183	$998
	2016 ESA	06.06.17	$110.7600	9,280	$1,028	—	—	06.03.19	—	—
Sir Martin Sorrell	2015 ESA	07.06.16	£15.9850	133,817	£2,139	9,521	143,338	06.03.18	£12.4220	£1,781
	2016 ESA	06.06.17	£17.2050	86,955	£1,496	—	—	06.03.19	—	—
[1]	Paul Richardson’s ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).

Mark Read received awards prior to his appointment as CEO under the management incentive plans. In addition, on his appointment as joint-COO, and while the Board decided on the appointment of the next CEO, a special one-off award was made, recognising the importance and scale of the additional responsibilities that were being undertaken. Each award is subject to continuous employment and malus and clawback and were made under the Restricted Stock Plan or the WPP Stock Plan 2018.

		Grant date	Share/ADR price on grant date	No. of Shares /ADRs granted[2]	Face value on grant date 000[3]	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Mark Read	Leaders 2015	23.12.15	£15.4750	9,693	£150	1,281	10,974	15.11.18	£8.5405	£94
	Leaders 2016	28.11.16	£17.0550	8,795	£150	—	—	15.11.19	—	—
	Leaders 2017	04.12.17	£13.0850	11,463	£150	—	—	15.11.20	—	—
	Special award[1]	12.06.18	£12.3800	121,161	£1,500	—	—	01.05.19 to 01.05.21	—	—
[1]	The special one-off award will vest in three equal parts from 1 May 2019 to 1 May 2021.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).

Long-term incentive plans – EPSP

The following table summarises all of the awards outstanding under the EPSP.

	Grant date	Performance period	Shares/ ADR price on grant date	Maximum number of nil cost options over shares/ADRs awarded[3]	During 2018
					Options vested/ (lapsed)	Additional dividend shares	Options exercised	Maximum number of nil cost options over shares/ADRs at 31 December 2018
Mark Read	04.06.14	01.01.14-31.12.18	£12.9080	68,174	—	—	—	68,174
	09.06.15	01.01.15-31.12.19	£15.1720	65,910	—	—	—	65,910
	28.11.16	01.01.16-31.12.20	£17.0520	58,644	—	—	—	58,644
	04.12.17	01.01.17-31.12.21	£12.9110	106,498	—	—	—	106,498
	06.12.18	01.01.18-31.12.22	£8.6040	396,617	—	—	—	396,617
Paul Richardson[1]	04.06.14	01.01.14-31.12.18	$107.9960	40,927	—	—	—	40,927
	09.06.15	01.01.15-31.12.19	$115.8800	37,970	—	—	—	37,970
	28.11.16	01.01.16-31.12.20	$105.9309	41,536	—	—	—	41,536
	04.12.17	01.01.17-31.12.21	$86.9138	36,933	—	—	—	36,933
	06.12.18	01.01.18-31.12.22	$55.2631	58,628	—	—	—	58,628
Sir Martin Sorrell[2]	04.06.14	01.01.14-31.12.18	£12.9080	867,756	—	—	—	867,756
	09.06.15	01.01.15-31.12.19	£15.1720	738,267	—	—	—	738,267
	28.11.16	01.01.16-31.12.20	£17.0520	656,873	—	—	—	656,873
	04.12.17	01.01.17-31.12.21	£12.9110	534,428	—	—	—	534,428
[1]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[2]	Sir Martin Sorrell’s EPSP awards will be prorated to reflect retirement treatment as outlined on page 40.
[3]	Dividend shares will be due on these awards.

Non-Executive Directors’ total compensation received

The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

Fees £000
2018
Roberto Quarta	475
Jacques Aigrain	138
Tarek Farahat	98
Sir John Hood	118
Ruigang Li	88
Daniela Riccardi	88
Nicole Seligman	130
Hugo Shong[1]	48
Sally Susman	88
Sol Trujillo	98
[1]	Hugo Shong retired from the Board 31 July 2018.

Past directors

Remuneration Arrangement for the former Chief Executive Officer

Sir Martin Sorrell left WPP on 14 April 2018. Under the terms of his employment agreements, he was treated as having retired. The treatment of his compensation elements is discussed on page 37. The long-term incentive awards were made under the EPSP and are subject to performance conditions.

Plan	Number of shares awarded	Vesting date	Time pro rating %
2014 EPSP	867,756	March 2019	85
2015 EPSP	738,267	March 2020	65
2016 EPSP	656,873	March 2021	45
2017 EPSP	534,428	March 2022	25

Payments to past directors

During 2018, payments were made to past Directors who continued to provide advisory services to the Company. A payment of £30,000 was made to John Jackson in respect of his advisory role to WPP, which enabled the Company to benefit from his considerable knowledge and experience in the communications and marketing services sector. This arrangement was terminated on 31 December 2018. Since his retirement from the Board, Timothy Shriver has been appointed as a consultant advising the Company on certain client relationships. He received a payment of £150,497 for his consultancy services.

No payments were made for loss of office to any Director during 2018.

The full Directors’ Compensation Policy can be found at www.wpp.com/about/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

C. Board Practices

Board attendance table
	Board (scheduled meetings)		Board (unscheduled meetings) [1]	Audit Committee		Compensation Committee
Roberto Quarta	•	6/6	3/3				8/8
Mark Read[2] – appointed on 3 September 2018		5/5	3/3
Paul Richardson		6/6	3/3
Jacques Aigrain		6/6	2/3	•	10/10		8/8
Tarek Farahat		6/6	2/3		10/10
Sir John Hood		6/6	3/3			•	8/8
Ruigang Li		5/6	1/3
Daniela Riccardi		6/6	3/3
Nicole Seligman – appointed to Nomination and Governance Committee on 17 April 2018		6/6	3/3				8/8
Sally Susman		6/6	1/3
Solomon D. (Sol) Trujillo		6/6	2/3		10/10
Former Directors who served for part of the year
Sir Martin Sorrell – retired on 14 April 2018		1/1
Hugo Shong – retired on 31 July 2018		3/4
[1]	Additional unscheduled meetings of the Board took place in relation to the resignation of Sir Martin Sorrell on 14 April 2018.
[2]	Mark Read attended two scheduled meetings of the Board as CEO and three scheduled meetings of the Board as Joint COO.
•	Chair

The role of the Board

The Board is collectively responsible for promoting the long-term success of the Company by directing and supervising the Company’s policy and strategy and is responsible to shareholders for the Company’s financial and operational performance and risk management. Responsibility for the development and implementation of Company policy and strategy and for day-to-day management issues is delegated by the Board to the Group Chief Executive and Group Finance Director. The list of matters reserved to the Board can be downloaded from www.wpp.com/about/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Re-election

The Directors submit themselves for annual re-election at each AGM, if they wish to continue serving and are considered by the Board to be eligible. Directors may be appointed by shareholders by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next AGM, where they may be re-elected by ordinary resolution of the shareholders. With only specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and US standards, which is nine years. Refer to Item 6A for the appointment date of each Director.

Service contracts

The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are summarised below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
Paul Richardson	19 November 2008	12 months

The Executive Directors’ service contracts are available for inspection at the Company’s registered office and head office.

Loss of office provisions

Fixed compensation elements

As noted above, the service contracts of the Executive Directors provide for notice to be given on termination.

The fixed compensation elements of the service contracts will continue to be paid in respect of any notice period. There are no provisions relating to payment in lieu of notice in Paul Richardson’s service contract. The Company can elect in its sole and absolute discretion to make a payment in lieu of notice in the event of termination of Mark Read’s service contract. If an Executive Director is placed on garden leave, the Compensation Committee retains the discretion to settle benefits in the form of cash. The Executive Directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in shareholders interests, the Committee will encourage Executive Directors to use their leave entitlements, prior to the end of their notice period.

Except in respect of any remaining notice period, no aspect of any Executive Director’s fixed compensation is payable on termination of employment.

Short- and long-term compensation elements

If the Executive Director is dismissed for cause, there is no entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the table below summarises the relevant provisions from the directors’ service contracts (cash bonus) and the plan rules (Restricted Stock Plan (RSP) and EPSP), which apply in other leaver scenarios. The Compensation Committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

Cash bonus

Paul Richardson is entitled to receive his bonus for any particular year provided he is employed on the last date of the performance period.

If Mark Read’s service contract is terminated prior to the date on which any bonus is paid (in respect of the cash element) or prior to the vesting date of the deferred stock award (in respect of the deferred stock element) he will lose all entitlements under the STIP.

ESA	Provided the Executive Director is a Good Leaver, unvested awards will be reduced on a time pro-rata basis and paid on the vesting date.

EPSP	• The award will lapse if the Executive Director leaves during the first year of a performance period.

• Provided the Executive Director is a Good Leaver, awards will vest subject to performance at the end of the performance period and time pro-rating. Awards will be paid on the normal date.

• In exceptional circumstances, the Compensation Committee may determine that an award will vest on a different basis.

•   Generally, in the event of death, the performance conditions are to be assessed as at the date of death. However, the Compensation Committee retains the discretion to deal with an award due to a deceased executive on any other basis that it considers appropriate.

•   Awards will vest immediately on a change of control subject to performance and time pro-rating unless it is agreed by the Compensation Committee and the relevant Executive Director that the outstanding awards are exchanged for equivalent new awards.

Other Compensation Committee discretions not set out above

•	Leaver status: the Compensation Committee has the discretion to determine an executive’s leaver classification in light of the guidance set out within the relevant plan rules.

•	Settlement agreements: the Compensation Committee is authorised to reach settlement agreements with departing executives, informed by the default position set out above.

Other chairman and non-executive director policies

Letters of appointment for the chairman and non-executive directors

Letters of appointment have a two-month notice period and there are no payments due on loss of office.

Appointments to the Board

The chairman and non-executive directors are not eligible to receive any variable pay. Fees for any new non-executive directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new chairman, the Compensation Committee has the discretion to set fees taking into account a range of factors including the profile and prior experience of the candidate, cost and external market data.

Payments in exceptional circumstances

In truly unforeseen and exceptional circumstances, the Compensation Committee retains the discretion to make emergency payments which might not otherwise be covered by this policy. The Compensation Committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Directors’ Compensation Policy table. An example of such an exceptional circumstance could be the untimely death of a director, requiring another director to take on an interim role until a permanent replacement is found.

Compensation Committee

During 2018, the Compensation Committee met eight times on a formal basis, with several additional informal meetings held as needed to deal with the matters related to the resignation of the former CEO and appointment of the new CEO. A table of Board and Committee attendance can be found on page 40.

The Committee members do not have any personal financial interest (other than as a shareholder as disclosed on page 50) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, www.wpp.com/about/corporate-governance, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. In particular, the Committee invites certain individuals to attend meetings, including the Chief Executive Officer (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the Chief Talent Officer and the Worldwide Compensation & Benefits Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Company’s external advisors.

External advisors

The Committee retains Willis Towers Watson (WTW) to act as independent advisors. They provide advice to the Compensation Committee and work with management on matters related to our compensation policy and practices. They are a member of the Remuneration Consultants Group and have signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage them as advisors at a local level. In 2018, WTW received fees of £130,000 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

Audit Committee

The Committee held 10 meetings during the year, which were attended by Deloitte LLP (the Company’s external auditors, “Deloitte”), the Company’s Chairman, the Senior Independent Director, the Group Finance Director, the Chief Executive Officer, the Chief Operating Officer, the Director of Internal Audit, the Group Chief Counsel, the Group Chief Accountant and the Company Secretary. Individual attendance by the Committee members during 2018 is set out in the table on page 40.

The Committee also held separate private meetings with Deloitte, the Director of Internal Audit, and the Group Chief Counsel. The Committee Chairman held pre-meetings with Deloitte and regular meetings with the Company’s Directors of Internal Audit, Tax and Treasury and the Group Chief Counsel. The Committee Chairman has an ongoing dialogue with the Group Finance Director, the Group Chief Accountant, the Director of Internal Audit and the Director of Tax and reports to the Board, as a separate agenda item, on the activities of the Committee at the following Board meeting.

Committee responsibilities and how they were discharged in 2018

The discussion below addresses the main matters covered by the Committee’s terms of reference as well as key responsibilities of the Committee during 2018:

•	Monitoring the integrity of the Group’s financial statements and reviewing significant financial reporting judgements;

•	Reviewing and monitoring the Group’s internal control framework and the activities and effectiveness of the Group’s internal audit function;

•

Assisting the Board in meeting its responsibilities in carrying out a robust assessment of the principal risks facing the Group and reviewing and reporting on the systems and key elements of risk management as they affect the Group;

•

Regular consideration of the risk dashboard and risk map for presentation to the Board. Reviewing the Group’s risk management processes, including the establishment of Risk Committees at network level;

•

Reviewing the Group Treasury policy with a particular focus on debtors, working capital and cash management and the continued ability of the Group to adopt the going concern basis in preparing the financial statements;

•	Reviewing reports on any material litigation or regulatory reviews involving Group Companies;

•

Reviewing the Group’s mergers and acquisitions strategy, reviewing the analytical integrity for material M&A transactions and the earn-out payments profile of previous acquisitions. Reviewing integration processes;

•	Reviewing the Group’s tax position and its UK tax strategy and reviewing the impact of any significant changes in tax laws;

•

Monitoring the accounting and legal reporting requirements applicable to the Company, including all relevant regulations of the UK Listing Authority, the SEC, the NYSE and the Jersey Financial Services Commission and the provisions of the UK Corporate Governance Code;

•

Reviewing the implementation of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, adopted from 1 January 2018 and the future implementation of IFRS 16 Leases from 1 January 2019;

•

Overseeing the Group’s continued compliance with Section 404 of the Sarbanes-Oxley Act (SOX), setting the SOX agenda, considering and approving audit plans and monitoring through regular status reports submitted by the Director of Internal Audit and Deloitte;

•	Reviewing the continued implementation of the Group’s IT transformation project and reviewing the Group’s co-location and shared services initiatives; and

•	Reviewing matters reported on the Group’s Right to Speak helpline, the investigations into such matters and the actions taken by the Group in response.

Fair, balanced and understandable

A sub-committee of the Board including members of the Committee examined whether the Annual Report & Accounts for 2018 was fair, balanced and understandable and provided the information necessary for shareholders to assess the Group’s position, performance, business model and strategy. The sub-committee received an early final draft of the report for review and comment and a report from the Disclosure Committee relating to the composition of the report. The Board subsequently considered the report as a whole and discussed the report’s tone, balance and language for compliance with these standards.

Financial reporting and significant financial judgements

The Company’s management team make key decisions and accounting judgements in the process of applying the Group’s accounting policies. The key judgements were detailed in reports and presentations by management to the Committee during 2018, which were examined by the Committee and discussed with management.

The areas of significant judgement considered by the Committee in respect of the financial statements for the year ended 31 December 2018 and how these were addressed are set out below:

Area of Focus	Actions Taken/Conclusion
The assessments made for goodwill impairment testing purposes.	The Committee received detailed reports and presentations from management and challenged management’s assumptions and goodwill impairment assessment model, with a particular focus on VMLY&R in the current year given relative sensitivity. The Committee Chairman met with management to consider the goodwill impairment assessments further. Based on management’s expectations of future performance of certain businesses and consideration of sensitivity, the Committee was satisfied with the appropriateness of the analysis performed by management and the level of disclosure and goodwill impairment charges recognised in 2018.
The judgements made in respect of the release of provisions related to other media income.	The Committee considered information from management summarising the judgements taken to support the judgements made and agreed those were appropriate.

Area of Focus	Actions Taken/Conclusion
The valuations of non-controlled investments and unlisted associates.	The Committee examined the valuations with management which are based on local management forecasts, recent third-party investment and/or other supporting information such as industry valuation multiples and agreed that the valuations were appropriate.
The accuracy of forecasting the potential future payments due under earnout agreements in respect of acquired businesses.	The Committee considered the forecasting with management and agreed that earnouts have been accounted for appropriately.
The valuation of year-end provisions in respect of working capital.	The Committee received briefings on the approach taken by management in assessing the level of exposure across the Group. The Committee concluded that management’s approach was appropriate.
Accounting for the judgemental elements of remuneration, including pensions, bonus accruals, severances and share-based payments.	The Committee agreed that the assumptions applied by management are reasonable.
The judgements made in respect of tax, in particular the level of central tax provisioning.	The Committee supported management’s assumptions in both these areas and believe the current level of provisions is reasonable.
The going concern assessment and viability statement and key forecast assumptions.	The Committee concur with management’s going concern, viability and forecasting assumptions as set out in note 23 to the consolidated financial statements.
The judgements made as to whether the Kantar group constituted a disposal group ‘held for sale’ for the purposes of IFRS 5.	The Committee considered management’s assessment of the conditions that must be satisfied in order to conclude a disposal group is ‘held for sale’ and agreed with management’s application of the guidance and ultimate conclusion that those conditions were not satisfied.
Recognition of restructuring and transformation costs.	The Committee reviewed management’s key accounting judgements and procedures in this area. The Committee was satisfied with the quantum of costs recognised in 2018 and the presentation of such costs in the financial statements.

External audit

Deloitte has been the Group’s auditors since 2002. The lead audit partner rotates every five years. After five years in post, the current lead audit partner will step down as the Group’s lead audit partner and the Committee welcomes the new lead audit partner as his replacement in respect of accounting periods commencing from 1 January 2019. The Committee oversaw the selection of the new lead partner and the associated transition process. In 2018, the effectiveness of the audit process was evaluated through a Committee review of the audit planning process and discussions with key members of the Group’s finance function. The Committee considered the Audit Quality Review’s 2017/18 Audit Quality Inspection Report on Deloitte and the actions taken by Deloitte to address the findings in the report. The 2018 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The Committee held private meetings with Deloitte and the Committee Chairman met privately with Deloitte before each meeting. The Committee continues to be satisfied with the performance of Deloitte and confirms that Deloitte continues to be objective and independent. The Committee recommends the reappointment of Deloitte at the AGM on 12 June 2019.

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

Internal audit

The annual internal audit plan is approved by the Committee at the beginning of the financial year. Progress against the plan is monitored through the year and any significant changes to the plans require Committee approval. Significant issues identified within internal audit reports are considered in detail along with the remediation plans to resolve those issues. The Committee also considers the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the principal risks and controls throughout the Group. The Committee Chairman holds pre-meetings with the Director of Internal Audit and regular update meetings, to ensure the internal audit function has adequate standing and is free from management restrictions and has direct access to the Committee if required.

Non-audit fees

The Committee has established a policy regarding non-audit services that may be provided by Deloitte, which prohibits certain categories of work in line with relevant guidance on independence, such as the FRC revised ethical standards and ethical standards issued by the SEC. The prohibited categories of work include advice on remuneration and on tax services being provided by Deloitte in the European Union and a general default to an alternative provider elsewhere subject to adherence to regulations. Other categories of work may be provided by the auditors if appropriate and if pre-approved by the Committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2018 is shown in note 3 of the consolidated financial statements.

Committee composition and evaluation

The Committee and its members were formally assessed by the Nomination and Governance Committee as part of the review of Committee composition in 2018 and as part of the externally facilitated evaluation process described below for their technical suitability to be members and also for its overall effectiveness. The Board has designated the Committee Chairman as the Committee’s financial expert for SOX purposes and together with Tarek Farahat as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code and competence in accounting or audit for the purposes of DTR 7.1. The members of the Committee are considered by the Board to be independent and (when considered as a whole), have competence relevant to the sectors in which the Company operates, and have financial and/or financial services experience as set out in Item 6A.

Cindy Rose has been appointed as an additional member of the Committee with effect from 1 April 2019.

Terms of reference

The Committee’s terms of reference are adopted by the Board and reviewed annually by the Committee, most recently on 21 March 2019. A copy of the Committee’s terms of reference is available on the Company’s website at www.wpp.com/about/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Board Performance Evaluation

In line with the UK Corporate Governance Code, it is the Board’s policy to undertake an externally facilitated Board performance evaluation every three years. The 2018 Board performance evaluation was externally facilitated by Dr Tracy Long of Boardroom Review Limited who has no other connection with the Company. Dr Long undertook the previous externally facilitated review in 2015, which was completed in 2016.

In addition to the Board evaluation, Dr Long also evaluated the performance of the:

•	Chairman

•	Senior Independent Director

•	Chair of all three Board Committees

Dr Long has attended Board and Committee meetings as an observer and has held one-on-one discussions with each director, the Company Secretary, Group Chief Counsel and Chief Operating Officer.

Outcomes

The Board has effective leadership in place, with strong support for and relationships between the Chairman, CEO, the Senior Independent Director and Committee Chairs. Following the CEO appointment, the Board is engaging with the strategic process and transformation agenda. Alongside the CEO, who is rebuilding the leadership team and resetting its culture, the Board is developing metrics for performance, development and succession. There is an increased focus on cyber and information security and geographic risk, and strong leadership from the Audit Committee on the risk and control framework. There is open communication with shareholders and preparation for potential challenges in 2019.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2018, the Group had operations in 112 countries and more than 3,000 offices among more than 150 companies. Excluding all employees of associated undertakings, the number of employees at the end of 2018 was 134,281 (2017: 134,413, 2016: 134,341). The average number of employees in 2018 was 133,903 compared to 134,428 and 132,657 in 2017 and 2016, respectively, including acquisitions.

Their geographical distribution was as follows:

	2018	2017	2016
North America	25,990	27,399	27,246
United Kingdom	14,331	14,197	14,070
Western Continental Europe	26,825	25,700	24,996
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	66,757	67,132	66,345
	133,903	134,428	132,657

Their reportable segment distribution was as follows:

	2018	2017	2016
Advertising and Media Investment Management	55,421	56,789	55,120
Data Investment Management	28,309	28,629	29,279
Public Relations & Public Affairs	9,048	9,082	9,054
Brand Consulting, Health & Wellness and Specialist Communications	41,125	39,928	39,204
	133,903	134,428	132,657

E. Share Ownership

Executive Directors’ interests

Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan (ESOP). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and other share awards. As at 31 December 2018, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 14,820,994 shares in the Company (14,232,910 in 2017).

Director		Total beneficial interests	Shares without performance conditions (unvested)[1,2]	Shares with performance conditions (unvested)[3,4]	Total unvested shares
Mark Read	At 31 December 2018	139,487	205,309	695,843	901,152
	At 10 April 2019	168,772	179,736	627,669	807,405
Paul Richardson	At 31 December 2018	1,068,240	46,400	1,079,970	1,126,370
	At 10 April 2019	1,068,240	0	875,335	875,335

[1]

For Mark Read shares due pursuant to the 2016 and 2017 Performance Share awards, 2016 and 2017 Leaders awards and 2018 special awards and for Paul Richardson, the 2016 Executive Share award, full details of these awards can be found on page 38. Additional dividend shares will be due on vesting.

[2]	As noted in footnote 1 above, less 2016 Performance Share and 2016 Executive Share Awards, which vested on 10 March 2019 and 6 March 2019 (full details can be found on page 38).
[3]	Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 39. Additional dividend shares will be due on vesting.
[4]	As noted in footnote 3 above, less the maximum due under the 2014 EPSP Award, which vested on 13 March 2019 (full details can be found on page 39).

Share ownership guidelines

The Executive Directors are required to achieve a minimum level of share ownership of WPP shares. The CEO and Group Finance Director are required to hold shares to the value of 600% and 300% of base salary respectively.

As at 31 December 2018, the CEO held shares to the value of 121% of his base salary. He has seven years in which to reach the required level. At the same date the Group Finance Director significantly exceeded his requirement and held shares to the value of 11.19 times of his base salary. In addition, he will be required to hold shares equivalent to his shareholding requirement of 300% of base salary for two years post his retirement from the Group.

Non-Executive Directors’ interests

Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group.

Non-Executive Director	Total interests at 31 December 2018	Total interests at 10 April 2019
Roberto Quarta	87,500	87,500
Jacques Aigrain	13,000	13,000
Tarek Farahat	2,100	2,100
Sir John Hood	3,000	3,000
Ruigang Li	4,000	4,000
Daniela Riccardi	4,100	4,100
Nicole Seligman	8,750	8,750
Hugo Shong[1]	22,915	n/a
Sally Susman	5,000	5,000
Sol Trujillo	10,000	10,000

[1]	Hugo Shong retired from the Board on 31 July 2018. The information disclosed reflects his total interests at this date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

		23 April 2019		24 April 2018		26 April 2017
MFS	6.02%	75,933,531	8.03%	101,727,776	6.64%	84,917,360
Harris Associates LP	5.67%	71,556,873	7.35%	93,117,523	*	*
BlackRock Inc.	5.38%	67,889,344	5.49%	69,509,494	5.62%	71,872,825
*	The Company has not been notified of any interests in the issued ordinary share capital of the Company in excess of 3.0%.

The disclosed interests refer to the respective combined holdings of those entities and to interests associated with them. The Company has not been notified of any other holdings of ordinary share capital of 3% or more. None of these shareholders have voting rights that are different from those of the holders of the Company’s ordinary shares generally. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.

The number of outstanding ordinary shares at 31 December 2018 was 1,332,678,227 which included at such date the underlying ordinary shares represented by 13,929,272 ADSs. 222 share owners of record of WPP ordinary shares were US residents at 31 December 2018.

The geographic distribution of our share ownership as at 31 December 2018 is presented below:

United Kingdom	22%
United States	42%
Rest of world	36%
Total	100%

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

Dividend distribution policy

See Item 10B.

ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying WPP plc shares and receive all cash dividends in US dollars. These are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if ADSs are registered with WPP’s U.S. Depositary, Citibank N.A. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders.

Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Company has ordinary shares (trading symbol: WPP) listed on the London Stock Exchange and ADSs for such ordinary shares (trading symbol: WPP) listed on the New York Stock Exchange.

The Depositary held 69,646,360 ordinary shares as at 31 December 2018, approximately 5.23% of the outstanding ordinary shares, represented by 13,929,272 outstanding ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See the discussion in Item 9A.

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

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the WPP Group as at the date of this Form 20-F:

(i) On 6 November 2007, WPP Finance S.A. issued £200,000,000 6.375% guaranteed bonds due 2020. The bonds are guaranteed by WPP 2005 Limited and WPP 2008 Limited and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed dated 14 November 2008, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1 and WPP Air 3 acceded as additional guarantors to the bonds. In a supplemental trust deed dated 14 December 2012, arrangements were made for WPP plc and WPP Jubilee Limited to accede as additional guarantors subject to the court approval of the scheme of arrangement referred to in Item 4.A above. Following a tender and consent offer made to bondholders, WPP Finance S.A. repaid and cancelled all the bonds on 27 March 2019;

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

(iii) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due September 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $28,422,000 5.125% guaranteed senior notes due September 2042;

(iv) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws;

(v) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $812,387,000 4.75% notes due November 2021 described above. During 2018 WPP Finance 2010 repurchased and cancelled $49,690,000 5.625% guaranteed senior notes due November 2043;

(vi) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(vii) On 19 September 2014, WPP Finance 2010 issued US$750,000,000 3.750% guaranteed senior notes due September 2024. These notes were issued under the Indenture dated as at 19 September 2014, as supplemented by the Supplemental Indenture dated as at 19 September 2014, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors,

Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625% notes due November 2043 described above;

(viii) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(ix) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(x) On 18 November 2015, WPP Finance 2013 issued EUR 600,000,000 0.75% guaranteed senior bonds due November 2019. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xi) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior bonds due 14 September 2046 under the EUR 4,000,000,000 Euro Medium Term Note Programme. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are admitted to the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market. The terms and conditions of the bonds contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and a cross-default event of default provision;

(xii) On 18 May 2017, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due May 2020 which pay a coupon of 3 month EURIBOR + 0.32%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated

8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiii) On 20 March 2018, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due March 2022 which pay a coupon of 3 month EURIBOR + 0.45%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiv) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xv) On 26 June 2018, WPP AUNZ Limited entered into an agreement for a 1 year revolving credit facility for AUD$150 million and a 3 year revolving credit facility for AUD$370 million with a syndicate of banks and Westpac Banking Corporation acting as Agent due 29 June 2019 and 29 June 2021, respectively. Joint and several guarantees are provided by subsidiaries of WPP AUNZ that represent at least 75% of EBITDA and at least 75% of total tangible assets. These facilities are available for drawing by way of cash advances in Australian Dollars or New Zealand Dollars on a revolving basis. The rate of margin for the AUD$150 million facility is 1.1%. The rate of margin for the AUD$370 million facility is determined by the ratio of Net Debt to EBITDA. If the ratio is greater than 2.5 the rate of margin for the facility shall be 1.75%. If the ratio is greater than 2.0 and less than or equal to 2.5 the rate of margin for the facility shall be 1.45%. If the ratio is greater than 1.5 and less than or equal to 2.0 the rate of margin for the facility shall be 1.30%. If the ratio is greater than 1.0 and less than or equal to 1.5 the rate of margin for the facility shall be 1.15%. If the ratio is less than or equal to 1.0 the rate of margin for the facility shall be 1.00%. The commitment fee payable on undrawn commitments is equal to 45% of the then applicable margin. The facility contains customary representations, covenants and events of default; and

(xvi) On 15 March 2019, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers), guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due March 2024. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.2 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit

Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.8% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. You may read and copy any materials filed with the SEC at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The Company’s Form 20-F is also available on the Company’s website, http://www.wpp.com.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2018 is estimated to be a net liability of £7.1 million (£9.7 million with respect to derivative assets and £16.8 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

Interest rate and foreign currency risks

The Company’s interest rate and foreign currency risks management policies are discussed in note 23 to the consolidated financial statements.

Interest rate derivatives and currency derivatives utilised by the Group are discussed in note 24 to the consolidated financial statements.

Analysis of fixed and floating rate debt by currency, including the effect of interest rate and cross currency swaps, as at the balance sheet date is provided in note 10 to the consolidated financial statements.

Sensitivity analyses that address the effect of interest rate and currency risks on the Group’s financial instruments is provided in note 23 to the consolidated financial statements.

Credit risk

Our credit risk exposure and management policies are discussed in note 23 to the consolidated financial statements.

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

Depositary Payments—Fiscal Year 2018

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2018.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2018. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Group Finance Director, concluded that our disclosure controls and procedures were effective at that time.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2018. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concludes that as at 31 December 2018 our internal control over financial reporting was effective.

The Company’s internal control over financial reporting as at 31 December 2018 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented on page 75.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements at and for the year ended 31 December 2018, of the Company and our report dated 26 April 2019, expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding the Company’s change in its method of accounting for revenue from contracts with customers for each of the three years in the period ended 31 December 2018 due to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.

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

26 April 2019

Changes in Internal Control Over Financial Reporting

There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2018, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Jacques Aigrain, Tarek Farahat, and Sol Trujillo at 31 December 2018. Cindy Rose was appointed as a Director and a member of the audit committee on 1 April 2019. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NYSE listing standards and rules of the Securities and Exchange Commission.

WPP has two audit committee financial experts, Jacques Aigrain, serving as Chairman of the audit committee, and Tarek Farahat, a member of the committee. See the biographies of Jacques Aigrain and Tarek Farahat in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct, which is regularly reviewed by the Audit Committee and the Board and was last updated in 2016, sets out the principal obligations of all directors, officers and employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Code of Business Conduct is available on the Company’s website, www.wpp.com/about/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2018 £m	2017 £m
Audit fees	27.3	26.1
Tax fees[1]	0.1	0.2
All other fees[2]	4.7	4.6
	32.1	30.9
[1]	Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by Audit Committee.
[2]	Other fees comprise services, including fees for due diligence and review of earn-out payment calculations. All other fees were approved by Audit Committee.

See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2018, 2017 and 2016.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by Deloitte subject to an approvals process that is designed appropriately for different categories and values of proposed work.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of WPP plc on 7 June 2017 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 127,887,590 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 13 June 2018 and was replaced by a new authority to purchase up to a maximum number of 126,611,100 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2019 and 1 September 2019.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan		Maximum number of shares that may yet be purchased under plan
January	3,500,000	13.39	3,500,000		106,807,946
February	2,000,000	12.89	2,000,000		104,807,946
March	6,004,127	12.03	6,004,127		98,803,819
April	2,678	12.60	2,678		98,801,141
May	2,660,000	13.01	2,660,000		96,141,141
June	1,720,000	12.31	1,720,000	[1]	126,611,100
July	—	—	—		126,611,100
August	—	—	—		126,611,100
September	—	—	—		126,611,100
October	—	—	—		126,611,100
November	750,000	8.54	750,000		125,861,100
December	—	—	—		125,861,100
Total	16,636,805	12.45	16,636,805
[1]	1,720,000 of the shares purchased were under the authority granted at the Annual General Meeting on 7 June 2017.

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

The consolidated financial statements of WPP plc at 31 December 2018 and 2017 and for the years ending 31 December 2018, 2017 and 2016 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $812.4 million of 4.75% Senior Notes due 2021 (incorporated herein by reference to Exhibit 2.22 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

Exhibit No.	Exhibit Title

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 0.75% Notes due November 2019 (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2015).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of senior bonds due May 2020 that pay a coupon of 3 month EURIBOR plus 0.32% (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of guaranteed senior bonds due March 2022 that pay a coupon of 3 month EURIBOR plus 0.45% (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 1.375% guaranteed senior bonds due March 2025 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by WPP AUNZ Limited, dated 26 June 2018.*

2.16	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 15 March 2019, by and among WP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.17	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.22	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.23	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.24	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.25	WPP Share Option Plan 2015 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

4.26	Service Agreement, dated 3 September 2018, between WPP 2005 Limited and Mark Read.*

4.27	The WPP plc Stock Plan 2018.*

8.1	List of subsidiaries.*

12.1	Certification of principal executive.*

12.2	Certification of principal financial officer.*

13.1	Certification of principal executive under 18 U.S.C. Section 1350.*

13.2	Certification of principal financial officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson Group Finance Director
26 April 2019

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WPP plc and subsidiaries (the “Company”) as at 31 December 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 December 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 26 April 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in the accounting policies of the financial statements, the Company has changed its method of accounting for revenue from contracts with customers for each of the three years in the period ended 31 December 2018 due to the adoption of International Financial Reporting Standard 15 Revenue from Contracts with Customers.

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

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

26 April 2019

We have served as the Company’s auditor since 2002.

2018 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2018 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2018.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorized for issue on 26 April 2019

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

New IFRS accounting pronouncements

At the date of authorisation of these financial statements, the following Standards, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 16 Leases; and

•	IFRIC 23 Uncertainty over Income Tax Treatments.

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise a right-of-use asset and related lease liability for the majority of their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its operating leases on the balance sheet.

The Group will adopt IFRS 16 effective 1 January 2019 on a modified retrospective basis and apply the standard retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to retained earnings. Accordingly, prior year financial information will not be restated and will continue to be reported under IAS 17 Leases. The right-of-use asset and lease liability will initially be measured at the present value of the remaining lease payments, with the right-of-use asset being subject to certain adjustments. The estimated right-of-use asset and lease liability recorded on the balance sheet as of 1 January 2019 will be approximately £2.0 billion to £2.5 billion. Depreciation of the right-of-use asset and recognition of interest on the lease liability in the income statement will replace amounts recognised as rent expense under IAS 17, resulting in an estimated increase to operating margin of approximately 0.4 to 0.6 margin points and an estimated decrease to diluted earnings per share of approximately 1.3p to 1.6p.

IFRIC 23 is effective from 1 January 2019. The Group does not consider that this Standard will have a significant impact on the financial statements of the Group.

In the current year, the following Standards and Interpretations became effective:

•	IFRS 9 Financial Instruments; and

•	IFRS 15 Revenue from Contracts with Customers.

Impact of the Adoption of IFRS 9 Financial Instruments

The Group has adopted IFRS 9 Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as ‘available-for-sale’ being designated as fair value through other comprehensive income or fair value through profit or loss. The cumulative movements in fair value taken to equity up to 31 December 2017 for these investments have been transferred from other reserves to retained earnings, resulting in an increase in retained earnings of £407.4 million and a corresponding decrease in other reserves.

Amounts classified as loans and receivables under IAS 39 Financial Instruments: Recognition and Measurement have been reclassified to amortised cost under IFRS 9. Further details on reclassification are set out in note 24.

The requirement under IFRS 9 to use an expected loss method of impairment of financial assets did not have a material effect on the Group due to the short-term nature of the Group’s trade and other receivables, which are mainly due from large national or multinational companies.

The Group continues to apply the hedge accounting requirements of IAS 39, as permitted by IFRS 9.

Accounting policies (continued)

Comparatives have not been restated in accordance with the transitional guidance in IFRS 9 and the cumulative impact of adopting the standard on reserves at 1 January 2018 is shown in the consolidated statement of changes in equity.

Impact of the Adoption of IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in certain aspects of our accounting policies and adjustments to the amounts recognised in the financial statements. In accordance with the transition provisions in IFRS 15, the Group has adopted the new rules retrospectively and has restated comparatives for each prior year presented in the consolidated financial statements.

The new standard establishes a five-step model where consideration received or expected to be received is recognised as revenue when contractual performance obligations are satisfied by transferring control of the relevant goods or services to the customer. Adopting IFRS 15 did not have a significant impact on the timing of the Group’s revenue recognition nor on the Group’s equity.

However, for certain of our contracts, the adoption of IFRS 15 resulted in a change in our accounting for certain third-party costs. Third-party costs are included in revenue when the Group acts as principal with respect to the services provided to the client and are excluded when the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether the Group controls the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there was an increase in third-party costs included in revenue and costs of services. This change increased revenue and costs of services by the same amount and therefore had no impact on gross profit or operating profit.

The following table summarises the impact of adopting IFRS 15 on the Group’s consolidated income statement for the years ended 31 December 2017 and 2016.

	Year ended 31 December 2017			Year ended 31 December 2016
£ million	As previously reported	IFRS 15 adjustments	As restated	As previously reported	IFRS 15 adjustments	As restated
Revenue	15,265.4	538.8	15,804.2	14,388.9	498.4	14,887.3
Costs of services	(12,090.2)	(538.8)	(12,629.0)	(11,348.1)	(498.4)	(11,846.5)
Gross profit	3,175.2	–	3,175.2	3,040.8	–	3,040.8

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15. As such, £401.1 million of ‘Work in progress’ has been reclassified as ‘Trade and other receivables’ as of 31 December 2017. Other than this reclassification, the impact of the adoption of IFRS 15 on the consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and earnings per share was immaterial.

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

Accounting policies (continued)

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

Other investments

The Group has adopted IFRS 9 Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as ‘available-for-sale’ being designated as fair value through other comprehensive income or fair value through profit or loss. Further details on reclassifications are set out in note 24. Movements in fair value through

Accounting policies (continued)

profit or loss are recorded in the consolidated income statement within revaluation of financial instruments.

Accrued and deferred income

Accrued income is a contract asset and is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables when the right to consideration is unconditional and billed per the terms of the contractual agreement.

In certain cases, payments are received from customers prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third party expenses that are incurred shortly after billing.

Trade receivables and work in progress

Trade receivables are stated net of provisions for bad and doubtful debts. The Group has adopted IFRS 9 Financial Instruments from 1 January 2018 which requires an expected loss method of impairment of financial assets to be used. The implementation of this did not have a material impact on the Group.

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9. Therefore the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss. The Group measures expected credit losses based on the ageing of the receivable, based on the Group’s historical experience and informed credit assessment. The Group considers a loss allowance to be required for 50% of all invoices aged 180 days to 1 year and 100% of all invoices aged over 1 year, with adjustments where there is specific information to indicate that recoverability of the balance is likely. Further credit losses are recognised where the Group has information that indicates it is unlikely to recover balances in full.

Further details on provisions for bad and doubtful debts are provided in note 16.

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

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

Note 24 contains details of the fair values of the derivative instruments used for hedging purposes.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is recognised in other comprehensive income and deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer

Accounting policies (continued)

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

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IFRS 9 Financial Instruments. The movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Debt

Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

Borrowing costs

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue recognition

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Costs to obtain a contract are typically expensed as incurred as the contracts are generally short-term in nature.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative standalone selling prices.

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

For our retainer arrangements, we have a stand ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or

Accounting policies (continued)

service to the client. In these cases we are acting as an agent as we do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as work in progress until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as in-house production services, events, data investment management and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by sector below:

Advertising and Media Investment Management

Revenue is typically derived from media placements and advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised. The Group recognises incentive revenue as the related performance obligation is satisfied.

Data Investment Management

Revenue for market research services is typically recognised over time based on input measures. For certain performance obligations, output measures such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract are used to measure progress.

While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on a subscription basis, revenue is recognised over the subscription period, typically on a straight-line basis.

Public Relations & Public Affairs and Brand Consulting, Health & Wellness and Specialist Communications

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.

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

Provisions for liabilities and charges

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

Hyperinflation in Argentina

During 2018, Argentina was designated as a hyperinflationary economy and the financial statements of the Group’s subsidiaries in Argentina have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. This resulted in an increase in goodwill of £105.8 million and an increase in other intangibles of £19.5 million. The impact on other non-monetary assets and liabilities and the impact on the Group’s income statement in the year were immaterial.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 21 and 25.

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

The most significant areas of estimation uncertainty include:

•

Goodwill: The discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins, discount rates and working capital requirements. Further details of the methodology, discount rates, long-term growth rates and estimates used in relation to the goodwill impairment on VMLY&R in 2018 are set out in note 12.

•

Payments due to vendors (earnout agreements) and liabilities in respect of put options: Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnouts and put options. Further details on growth rates and discount rates and the sensitivity to these estimates are set out in note 24.

•

Provision for post-employment benefits: Estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors. Details of the

Accounting policies (continued)

assumptions used and the sensitivity of the benefit obligation to these assumptions are set out in note 22.

The most significant areas of judgements include:

•

Revenue recognition: Judgement is required regarding the timing of recognition, particularly in relation to media volume income with regards to whether it is required to be passed back to the client and in assessing progress on performance obligations where revenue is recognised over time, particularly in the Group’s Data Investment Management business. Further details are set out in the accounting policy.

•

Taxation: Judgement is required in relation to the level of provisions required and the amount of taxes that will be due, particularly given the many countries in which the Group operates. Where the final tax outcome is different from the amounts recorded then such differences may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which would affect the future tax charge. Further details are set out in note 7.

Consolidated income statement

For the years ended 31 December 2018, 2017, 2016

	Notes	2018 £m	2017[1] £m	2016[1] £m
Revenue	2	15,602.4	15,804.2	14,887.3
Costs of services	3	(12,663.5)	(12,629.0)	(11,846.5)
Gross profit		2,938.9	3,175.2	3,040.8
General and administrative costs	3	(1,507.5)	(1,267.0)	(977.7)
Operating profit		1,431.4	1,908.2	2,063.1
Share of results of associates	4	43.5	113.5	49.8
Profit before interest and taxation		1,474.9	2,021.7	2,112.9
Finance income	6	104.8	95.2	80.4
Finance costs	6	(289.3)	(269.8)	(254.5)
Revaluation of financial instruments	6	172.9	262.2	(48.3)
Profit before taxation		1,463.3	2,109.3	1,890.5
Taxation	7	(323.9)	(197.0)	(388.9)
Profit for the year		1,139.4	1,912.3	1,501.6

Attributable to:
Equity holders of the parent		1,062.9	1,816.6	1,400.1
Non-controlling interests		76.5	95.7	101.5
		1,139.4	1,912.3	1,501.6

Earnings per share
Basic earnings per ordinary share	9	85.2p	144.0p	109.6p
Diluted earnings per ordinary share	9	84.3p	142.4p	108.0p

Notes

The accounting policies on pages F-2 to F-10 and the accompanying notes on pages F-16 to F-56 form an integral part of this consolidated income statement.

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Consolidated statement of comprehensive income

For the years ended 31 December 2018, 2017, 2016

	2018 £m	2017 £m	2016 £m
Profit for the year	1,139.4	1,912.3	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	78.9	(465.2)	1,378.0
Gain/(loss) on revaluation of available for sale investments	–	32.1	(93.1)
	78.9	(433.1)	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain/(loss) on defined benefit pension plans	8.9	17.0	(15.9)
Deferred tax on defined benefit pension plans	(0.7)	(24.6)	(0.4)
Movements on equity investments held at fair value through other comprehensive income	(247.9)	–	–
	(239.7)	(7.6)	(16.3)
Other comprehensive (loss)/income for the year	(160.8)	(440.7)	1,268.6
Total comprehensive income for the year	978.6	1,471.6	2,770.2
Attributable to:
Equity holders of the parent	893.1	1,395.6	2,600.6
Non-controlling interests	85.5	76.0	169.6
	978.6	1,471.6	2,770.2

Note

The accounting policies on pages F-2 to F-10 and the accompanying notes on pages F-16 to F-56 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2018, 2017, 2016

	Notes	2018 £m	2017 £m	2016 £m
Net cash inflow from operating activities	11	1,693.8	1,408.1	1,773.8
Investing activities
Acquisitions	11	(298.8)	(477.5)	(719.3)
Proceeds on disposal of investments and subsidiaries	11	849.0	296.0	80.5
Purchases of property, plant and equipment		(314.8)	(288.9)	(252.1)
Purchases of other intangible assets (including capitalised computer software)		(60.4)	(37.3)	(33.0)
Proceeds on disposal of property, plant and equipment		9.5	8.0	7.7
Net cash inflow/(outflow) from investing activities		184.5	(499.7)	(916.2)
Financing activities
Share option proceeds		1.2	6.4	27.2
Cash consideration for non-controlling interests	11	(109.9)	(47.3)	(58.3)
Share repurchases and buy-backs	11	(207.1)	(504.2)	(427.4)
Net (decrease)/increase in borrowings	11	(440.6)	599.6	(22.5)
Financing and share issue costs		(3.8)	(0.8)	(6.4)
Equity dividends paid		(747.4)	(751.5)	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(106.2)	(87.8)	(89.6)
Net cash outflow from financing activities		(1,613.8)	(785.6)	(1,193.5)
Net increase/(decrease) in cash and cash equivalents		264.5	122.8	(335.9)
Translation of cash and cash equivalents		(61.5)	(27.2)	291.9
Cash and cash equivalents at beginning of year		1,998.2	1,902.6	1,946.6
Cash and cash equivalents at end of year	11	2,201.2	1,998.2	1,902.6

Note

The accounting policies on pages F-2 to F-10 and the accompanying notes on pages F-16 to F-56 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2018, 2017

	Notes	2018 £m	2017 £m1
Non-current assets
Intangible assets:
Goodwill	12	13,202.8	12,952.9
Other	12	1,842.0	2,018.4
Property, plant and equipment	13	1,083.0	979.5
Interests in associates and joint ventures	14	796.8	1,065.2
Other investments	14	666.7	1,153.5
Deferred tax assets	15	153.0	160.3
Trade and other receivables	16	180.0	176.2
		17,924.3	18,506.0
Current assets
Corporate income tax recoverable		198.7	234.7
Trade and other receivables	16	13,101.5	12,530.7
Cash and short-term deposits		2,643.2	2,391.4
		15,943.4	15,156.8
Current liabilities
Trade and other payables	17	(15,038.4)	(14,241.1)
Corporate income tax payable		(545.9)	(649.3)
Bank overdrafts, bonds and bank loans	19	(1,025.1)	(624.1)
		(16,609.4)	(15,514.5)
Net current liabilities		(666.0)	(357.7)
Total assets less current liabilities		17,258.3	18,148.3
Non-current liabilities
Bonds and bank loans	19	(5,634.8)	(6,250.4)
Trade and other payables	18	(841.4)	(992.8)
Deferred tax liabilities	15	(479.5)	(513.7)
Provision for post-employment benefits	22	(184.3)	(206.3)
Provisions for liabilities and charges	20	(311.7)	(229.0)
		(7,451.7)	(8,192.2)
Net assets		9,806.6	9,956.1
Equity
Called-up share capital	25	133.3	133.3
Share premium account		569.7	568.5
Other reserves	26	393.5	761.7
Own shares		(1,255.7)	(1,171.1)
Retained earnings		9,541.4	9,194.9
Equity shareholders’ funds		9,382.2	9,487.3
Non-controlling interests		424.4	468.8
Total equity		9,806.6	9,956.1

Notes

The accounting policies on pages F-2 to F-10 and the accompanying notes on pages F-16 to F-56 form an integral part of this consolidated balance sheet.

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Consolidated statement of changes in equity

For the years ended 31 December 2018, 2017, 2016

	Called- up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings[2] £m	Total equity share owners’ funds £m	Non- controlling interests £m	Total £m
Restated balance at 1 January 2016	132.9	535.3	(9.7)	(719.6)	7,692.6	7,631.5	378.4	8,009.9
Ordinary shares issued	0.3	26.9	–	–	–	27.2	–	27.2
Treasury share additions	–	–	–	(274.5)	–	(274.5)	–	(274.5)
Treasury share allocations	–	–	–	3.9	(3.9)	–	–	–
Profit for the year	–	–	–	–	1,400.1	1,400.1	101.5	1,501.6
Exchange adjustments on foreign currency net investments	–	–	1,309.9	–	–	1,309.9	68.1	1,378.0
Loss on revaluation of available for sale investments	–	–	(93.1)	–	–	(93.1)	–	(93.1)
Actuarial loss on defined benefit pension plans	–	–	–	–	(15.9)	(15.9)	–	(15.9)
Deferred tax on defined benefit pension plans	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Other comprehensive income/(loss)	–	–	1,216.8	–	(16.3)	1,200.5	68.1	1,268.6
Dividends paid	–	–	–	–	(616.5)	(616.5)	(89.6)	(706.1)
Non-cash share-based incentive plans (including share options)	–	–	–	–	106.5	106.5	–	106.5
Tax adjustment on share-based payments	–	–	–	–	3.9	3.9	–	3.9
Net movement in own shares held by ESOP Trusts	–	–	–	28.2	(181.1)	(152.9)	–	(152.9)
Recognition/remeasurement of financial instruments	–	–	(21.9)	–	26.8	4.9	–	4.9
Share purchases – close period commitments	–	–	–	–	8.6	8.6	–	8.6
Acquisition of subsidiaries[3]	–	–	–	–	(20.7)	(20.7)	(15.3)	(36.0)
Balance at 31 December 2016	133.2	562.2	1,185.2	(962.0)	8,400.0	9,318.6	443.1	9,761.7
Ordinary shares issued	0.1	6.3	–	–	–	6.4	–	6.4
Treasury share additions	–	–	–	(289.6)	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	112.2	(112.2)	–	–	–
Profit for the year	–	–	–	–	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	–	–	(445.5)	–	–	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	–	–	32.1	–	–	32.1	–	32.1
Actuarial gain on defined benefit pension plans	–	–	–	–	17.0	17.0	–	17.0
Deferred tax on defined benefit pension plans	–	–	–	–	(24.6)	(24.6)	–	(24.6)
Other comprehensive loss	–	–	(413.4)	–	(7.6)	(421.0)	(19.7)	(440.7)
Dividends paid	–	–	–	–	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	105.0	105.0	–	105.0
Tax adjustment on share-based payments	–	–	–	–	3.0	3.0	–	3.0
Net movement in own shares held by ESOP Trusts	–	–	–	(31.7)	(182.9)	(214.6)	–	(214.6)
Recognition/remeasurement of financial instruments	–	–	(10.1)	–	(11.7)	(21.8)	–	(21.8)
Acquisition of subsidiaries[3]	–	–	–	–	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1
Accounting policy change (IFRS 9)[4]	–	–	(407.4)	–	407.4	–	–	–
Revised balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Treasury share additions	–	–	–	(104.3)	–	(104.3)	–	(104.3)
Treasury share allocations	–	–	–	1.5	(1.5)	–	–	–
Profit for the year	–	–	–	–	1,062.9	1,062.9	76.5	1,139.4
Exchange adjustments on foreign currency net investments	–	–	69.9	–	–	69.9	9.0	78.9
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(247.9)	(247.9)	–	(247.9)
Actuarial gain on defined benefit pension plans	–	–	–	–	8.9	8.9	–	8.9
Deferred tax on defined benefit pension plans	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Other comprehensive income/(loss)	–	–	69.9	–	(239.7)	(169.8)	9.0	(160.8)
Dividends paid	–	–	–	–	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	–	–	–	–	84.8	84.8	–	84.8
Tax adjustment on share-based payments	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Net movement in own shares held by ESOP Trusts	–	–	–	18.2	(121.0)	(102.8)	–	(102.8)
Recognition/remeasurement of financial instruments	–	–	(30.7)	–	10.3	(20.4)	–	(20.4)
Acquisition of subsidiaries[3]	–	–	–	–	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6

Notes

The accounting policies on pages F-2 to F-10 and the accompanying notes on pages F-16 to F-56 form an integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 26.
[2]	Retained earnings have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.
[3]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[4]	The impact of the adoption of IFRS 9 Financial Instruments from 1 January 2018 is described in the accounting policies on pages F-2 to F-3.

Notes to the consolidated financial statements

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group’s revenue is from contracts with customers.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications. This last reportable segment includes direct, interactive and ecommerce.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Chief Executive Officer. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Reportable segments

Reported contributions were as follows:

Income statement	Revenue[1,2]	Revenue less pass-through costs[2,3]	Headline PBIT[4]	Headline PBIT margin[5]
	£m	£m	£m
2018
Advertising and Media Investment Management	7,132.4	5,529.7	972.4	17.6%
Data Investment Management	2,582.5	1,965.4	301.1	15.3%
Public Relations & Public Affairs	1,210.7	1,136.3	183.7	16.2%
Brand Consulting, Health & Wellness and Specialist Communications	4,676.8	4,195.2	590.1	14.1%
	15,602.4		2,047.3
2017
Advertising and Media Investment Management	7,368.7	5,889.3	1,109.0	18.8%
Data Investment Management	2,703.4	2,052.1	350.3	17.1%
Public Relations & Public Affairs	1,204.0	1,140.6	183.2	16.1%
Brand Consulting, Health & Wellness and Specialist Communications	4,528.1	4,087.6	624.6	15.3%
	15,804.2		2,267.1
2016
Advertising and Media Investment Management	6,709.4	5,450.9	1,027.2	18.8%
Data Investment Management	2,672.4	1,994.0	351.5	17.6%
Public Relations & Public Affairs	1,130.6	1,078.5	179.8	16.7%
Brand Consulting, Health & Wellness and Specialist Communications	4,374.9	3,905.2	601.8	15.4%
	14,887.3		2,160.3

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.
[3]

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

[4]	A reconciliation from profit before interest and taxation to headline PBIT is provided in note 29. PBIT is reconciled to reported profit before taxation in the consolidated income statement.
[5]	Headline PBIT margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2018
Advertising and Media Investment Management	41.9	190.8	111.8	148.0	16.6	203.4
Data Investment Management	12.8	68.9	56.6	0.9	12.5	113.1
Public Relations & Public Affairs	8.3	13.4	13.8	–	5.2	39.5
Brand Consulting, Health & Wellness and Specialist Communications	21.8	102.1	81.6	35.0	9.2	440.8
	84.8	375.2	263.8	183.9	43.5	796.8
2017
Advertising and Media Investment Management	57.0	171.3	108.8	19.5	27.0	193.1
Data Investment Management	14.4	58.8	59.9	–	15.3	106.3
Public Relations & Public Affairs	8.6	10.6	12.2	7.6	6.3	34.2
Brand Consulting, Health & Wellness and Specialist Communications	25.0	85.5	86.1	–	64.9	731.6
	105.0	326.2	267.0	27.1	113.5	1,065.2
2016
Advertising and Media Investment Management	60.7	126.2	105.4	20.9	8.3	285.6
Data Investment Management	13.0	61.5	60.9	–	13.2	109.4
Public Relations & Public Affairs	7.5	10.3	11.6	–	3.2	108.1
Brand Consulting, Health & Wellness and Specialist Communications	25.3	87.1	81.5	6.1	25.1	566.3
	106.5	285.1	259.4	27.0	49.8	1,069.4

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

	2018 £m	2017[2] £m	2016[2] £m
Revenue[1]
North America[3]	5,371.0	5,659.2	5,400.9
UK	2,189.4	2,133.4	1,970.7
Western Continental Europe	3,335.3	3,230.6	3,008.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,706.7	4,781.0	4,507.2
	15,602.4	15,804.2	14,887.3
Revenue less pass-through costs[4]
North America[3]	4,474.2	4,793.9	4,598.4
UK	1,691.3	1,688.0	1,590.2
Western Continental Europe	2,735.4	2,630.6	2,438.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,925.7	4,057.1	3,801.7

Headline PBIT[5]
North America[3]	804.0	937.4	895.4
UK	244.6	280.0	261.4
Western Continental Europe	372.7	376.0	351.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	626.0	673.7	651.8
	2,047.3	2,267.1	2,160.3

	Margin	Margin[2]	Margin[2]
Headline PBIT margin[6]
North America	18.0%	19.6%	19.5%
UK	14.5%	16.6%	16.4%
Western Continental Europe	13.6%	14.3%	14.4%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	15.9%	16.6%	17.1%

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.
[3]

North America includes the US with revenue of £5,074.1 million (2017: £5,336.3 million, 2016: £5,107.2 million), revenue less pass-through costs of £4,236.7 million (2017: £4,535.3 million, 2016: £4,359.7 million) and Headline PBIT of £761.6 million (2017: £890.3 million, 2016: £849.4 million).

[4]

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

[5]	See note 29 for a reconciliation of PBIT to headline PBIT.
[6]	Headline PBIT margin is calculated as headline PBIT (defined above) as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.

	2018 £m	2017 £m
Non-current assets[1]
North America[2]	7,269.7	7,667.5
UK	2,079.2	2,098.2
Western Continental Europe	4,385.6	4,542.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,028.4	4,035.8
	17,762.9	18,343.6

Note

[1]	Non-current assets excluding financial instruments and deferred tax.
[2]	North America includes the US with non-current assets of £6,791.9 million (2017: £7,202.7 million).

3. Costs of services and general and administrative costs

	2018 £m	2017[1] £m	2016[1] £m
Costs of services	12,663.5	12,629.0	11,846.5
General and administrative costs	1,507.5	1,267.0	977.7
	14,171.0	13,896.0	12,824.2
Costs of services and general and administrative costs include:
	2018 £m	2017[1] £m	2016[1] £m
Staff costs (note 5)	8,172.6	8,319.0	7,784.9
Establishment costs	871.7	888.6	836.5
Media pass-through costs	1,458.0	1,429.4	1,276.2
Data collection pass-through costs	609.2	646.4	669.8
Other costs of services and general and administrative costs[2]	3,059.5	2,612.6	2,256.8
	14,171.0	13,896.0	12,824.2
Other costs of services and general and administrative costs include:
Goodwill impairment (note 12)	183.9	27.1	27.0
Investment write-downs	2.0	95.9	86.1
Restructuring and transformation costs	302.3	56.8	27.4
Amortisation and impairment of acquired intangible assets (note 12)	280.0	195.1	168.4
Amortisation of other intangible assets (note 12)	38.7	36.3	38.6
Depreciation of property, plant and equipment	225.1	230.7	215.2
Losses on sale of property, plant and equipment	0.6	1.1	0.8
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3	(232.4)
Net foreign exchange (gains)/losses	(13.2)	12.9	(17.0)

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.
[2]	Other costs of services and general and administrative costs include £708.6 million (2017: £558.8 million, 2016: £512.7 million) of other pass-through costs.

In 2018, operating profit includes credits totalling £29.9 million (2017: £44.8 million, 2016: £26.3 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2017. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 27.

The goodwill impairment charge of £183.9 million (2017: £27.1 million, 2016: £27.0 million) primarily relates to a charge of £148.0 million on VMLY&R, with the remaining £35.9 million relating to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Investment write-downs of £95.9 million in 2017 (2016: £86.1 million) include £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

In 2018, restructuring and transformation costs of £302.3 million comprise £210.3 million of restructuring costs and £92.0 million transformation costs with respect to strategic initiatives such as co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £234.0 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations, as outlined in the investor day on 11 December 2018. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in 2019, 2020 and 2021. The remaining £68.3 million primarily relates to restructuring costs recorded in the first half and transformation costs in relation to the continuing global IT transformation programme.

Notes to the consolidated financial statements (continued)

3. Costs of services and general and administrative costs (continued)

In 2017, restructuring and transformation costs of £56.8 million (2016: £27.4 million) predominantly comprise £33.7 million (2016: £nil) of severance costs arising from a structural assessment of certain of the Group’s operations, primarily in the mature markets; and £12.8 million (2016: £27.4 million) of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure including costs relating to the cyber attack in June 2017.

Gains on disposal of investments and subsidiaries of £235.5 million in 2018 (2017: £129.0 million, 2016: £44.3 million) include £185.3 million gains on the disposal of the Group’s interest in Globant S.A. Gains in 2017 include £92.3 million on the sale of the Group’s equity interest in Asatsu-DK Inc following its acquisition by Bain Capital.

In 2016, gains on remeasurement of equity interests arising from a change in scope of ownership of £232.4 million primarily comprise gains in relation to the reclassification of the Group’s interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period.

Auditors’ remuneration:

	2018 £m	2017 £m	2016 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.4	1.4
The audit of the Company’s subsidiaries pursuant to legislation	21.7	20.7	19.4
Other services pursuant to legislation	4.2	4.0	3.7
Fees payable to the auditors pursuant to legislation	27.3	26.1	24.5
Tax advisory services	–	0.1	1.6
Tax compliance services	0.1	0.1	1.3
Corporate finance services	–	–	0.1
Other services[1]	4.7	4.6	5.7
Total non-audit fees	4.8	4.8	8.7
Total fees	32.1	30.9	33.2

Note

[1]	Other services include audits for earnout purposes.

	2018 £m	2017 £m	2016 £m
Operating lease rentals:
Land and buildings	585.3	586.6	556.1
Sublease income	(25.4)	(17.9)	(11.6)
	559.9	568.7	544.5
Plant and machinery	10.6	11.9	10.6
	570.5	580.6	555.1

Minimum committed annual rentals

Amounts payable in 2019 under leases will be as follows:

	Plant and machinery			Land and buildings
	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
In respect of operating leases which expire:
– within one year	3.6	5.1	4.0	70.2	88.6	85.1
– within two to five years	19.2	10.8	10.5	272.7	236.2	287.9
– after five years	0.4	0.1	–	246.3	207.8	187.0
	23.2	16.0	14.5	589.2	532.6	560.0

3. Costs of services and general and administrative costs (continued)

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2018 are as follows:

	Minimum gross rental payments £m	Less lease- related costs[1] £m	Minimum net rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December
2019	612.4	(54.2)	558.2	(11.5)	546.7
2020	475.0	(51.0)	424.0	(6.4)	417.6
2021	415.3	(47.3)	368.0	(4.9)	363.1
2022	362.4	(44.8)	317.6	(4.3)	313.3
2023	323.4	(43.1)	280.3	(3.1)	277.2
Later years	2,074.1	(362.5)	1,711.6	(1.3)	1,710.3
	4,262.6	(602.9)	3,659.7	(31.5)	3,628.2

Note

[1]	Lease-related costs include real estate taxes, insurance costs and operating costs embedded in the rental payments to the landlord.

4. Share of results of associates

Share of results of associates include:

	2018 £m	2017 £m	2016 £m
Share of profit before interest and taxation	123.8	145.1	97.1
Share of exceptional (losses)/gains	(41.7)	0.8	(15.2)
Share of interest and non-controlling interests	(9.7)	(7.8)	(4.7)
Share of taxation	(28.9)	(24.6)	(27.4)
	43.5	113.5	49.8

5. Our people

Our staff numbers averaged 133,903 for the year ended 31 December 2018 against 134,428 in 2017 and 132,657 in 2016. Their geographical distribution was as follows:

	2018	2017	2016
North America	25,990	27,399	27,246
UK	14,331	14,197	14,070
Western Continental Europe	26,825	25,700	24,996
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	66,757	67,132	66,345
	133,903	134,428	132,657

Their reportable segment distribution was as follows:

	2018	2017	2016
Advertising and Media Investment Management	55,421	56,789	55,120
Data Investment Management	28,309	28,629	29,279
Public Relations & Public Affairs	9,048	9,082	9,054
Brand Consulting, Health & Wellness and Specialist Communications	41,125	39,928	39,204
	133,903	134,428	132,657

Notes to the consolidated financial statements (continued)

5. Our people (continued)

At the end of 2018, staff numbers were 134,281 (2017: 134,413, 2016: 134,341).

Staff costs include:

	2018 £m	2017 £m	2016 £m
Wages and salaries	5,710.0	5,832.3	5,395.6
Cash-based incentive plans	240.7	219.2	260.2
Share-based incentive plans (note 21)	84.8	105.0	106.5
Social security costs	717.5	720.3	658.1
Pension costs (note 22)	191.2	192.0	178.1
Severance	37.5	39.5	34.5
Other staff costs[1]	1,190.9	1,210.7	1,151.9
	8,172.6	8,319.0	7,784.9

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £2.0 million (2017: £12.3 million, 2016: £15.5 million) for share-based incentive plans in respect of key management personnel (who comprise the Directors of the Group). Total compensation received by key management personnel in respect of 2018 was £6.2 million (2017: £17.8 million, 2016: £57.5 million) of which £0.4 million (2017: £0.7 million, 2016: £0.7 million) were pension contributions. The value of the EPSP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2018 £m	2017 £m	2016 £m
Income from equity investments	15.4	16.8	12.5
Interest income	89.4	78.4	67.9
	104.8	95.2	80.4

Finance costs include:

	2018 £m	2017 £m	2016 £m
Net interest expense on pension plans (note 22)	4.4	6.3	6.7
Interest on other long-term employee benefits	4.0	3.9	2.7
Interest expense and similar charges[1]	280.9	259.6	245.1
	289.3	269.8	254.5

Revaluation of financial instruments include:

	2018 £m	2017 £m	2016 £m
Movements in fair value of treasury instruments	(12.4)	1.1	(19.5)
Revaluation of investments held at fair value through profit or loss	68.2	–	–
Revaluation of put options over non-controlling interests	34.5	52.5	(17.2)
Revaluation of payments due to vendors (earnout agreements)	82.6	208.6	(11.6)
	172.9	262.2	(48.3)

Note

[1]	Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

The majority of the Group’s long-term debt is represented by $2,784 million of US dollar bonds at an average interest rate of 4.46%, €3,700 million of Eurobonds at an average interest rate of 1.64% and £600 million of Sterling bonds at an average interest rate of 4.04%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of $125 million at an average interest rate of 0.96% (2017: $715 million at an average interest rate of 0.78%).

6. Finance income, finance costs and revaluation of financial instruments (continued)

Average borrowings under the Australian dollar Revolving Credit Facilities, amounted to A$439 million at an average rate of 3.27% (2017: A$412 million at an average rate of 3.24%).

Average borrowings under the US Commercial Paper Programme for 2018 amounted to $540 million at an average interest rate of 2.28% inclusive of margin (2017: $860 million at an average interest rate of 1.47% inclusive of margin).

7. Taxation

In 2018, the effective tax rate on profit before taxation was 22.1% (2017: 9.3%, 2016: 20.6%)

On 22 December 2017, The Tax Cuts and Jobs Act was enacted in the US which reduced the federal tax rate from 35% to 21% from 1 January 2018. As a result, deferred tax assets and liabilities were remeasured at the end of 2017, leading to a non-cash credit to the income statement of £234.1 million, partially offset by a one-time deemed repatriation tax charge related to unremitted foreign earnings of £28.1 million, payable over eight years.

The tax charge comprises:

	2018 £m	2017 £m	2016 £m
Corporation tax
Current year	481.9	523.4	569.4
Prior years	(111.8)	(98.6)	(80.3)
	370.1	424.8	489.1
Deferred tax
Current year	(49.0)	(235.2)	(88.0)
Prior years	2.8	7.4	(12.2)
	(46.2)	(227.8)	(100.2)
Tax charge	323.9	197.0	388.9

The corporation tax credit for prior years in 2018, 2017 and 2016, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2018 £m	2017 £m	2016 £m
Profit before taxation	1,463.3	2,109.3	1,890.5
Tax at the corporation tax rate of 19.0%[1]	278.0	406.0	378.1
Tax effect of share of results of associates	(8.3)	(21.8)	(10.0)
Irrecoverable withholding taxes	55.9	37.0	36.3
Items that are not deductible/(taxable) in determining taxable profit	28.7	(3.9)	9.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	90.2	140.3	60.4
US Transition Tax related to unremitted foreign earnings	(7.3)	28.1	–
Effect of change in US tax rate on deferred tax balances	–	(234.1)	–
Origination and reversal of unrecognised temporary differences	7.5	(17.2)	(4.3)
Tax losses not recognised or utilised in the year	22.3	32.5	52.2
Utilisation of tax losses not previously recognised	(25.6)	(10.4)	(11.3)
Recognition of temporary differences not previously recognised	(8.4)	(68.3)	(29.4)
Net release of prior year provisions in relation to acquired businesses	(20.4)	(15.0)	(23.3)
Other prior year adjustments	(88.7)	(76.2)	(69.2)
Tax charge	323.9	197.0	388.9
Effective tax rate on profit before tax	22.1%	9.3%	20.6%

Note

[1]

The Parent Company of the Group is tax resident in the UK. As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19% (2017: 19.25%, 2016: 20%).

Notes to the consolidated financial statements (continued)

7. Taxation (continued)

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

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2018	2017	2016	2018	2017	2016
Per share	Pence per share			£m	£m	£m
2017 Final dividend	37.30p	37.05p	28.78p	464.6	467.2	368.5
2018 Interim dividend	22.70p	22.70p	19.55p	282.8	284.3	248.0
	60.00p	59.75p	48.33p	747.4	751.5	616.5

Proposed final dividend for the year ended 31 December 2018:

	2018	2017	2016
Per share	Pence per share
Final dividend	37.30p	37.30p	37.05p

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2018		2017		2016
Earnings[1] (£m)	1,062.9		1,816.6		1,400.1
Average shares used in basic EPS calculation (m)	1,247.8		1,261.1		1,277.8
EPS	85.2	p	144.0	p	109.6	p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

9. Earnings per share (continued)

Diluted EPS

The calculation of diluted EPS is as follows:

	2018		2017		2016
Diluted earnings (£m)	1,062.9		1,816.6		1,400.1
Average shares used in diluted EPS calculation (m)	1,261.2		1,275.8		1,296.0
Diluted EPS	84.3	p	142.4	p	108.0	p

Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2018, options to purchase 16.9 million ordinary shares (2017: 8.2 million, 2016: 8.4 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2018 m	2017 m	2016 m
Average shares used in basic EPS calculation	1,247.8	1,261.1	1,277.8
Dilutive share options outstanding	1.6	1.8	2.4
Other potentially issuable shares	11.8	12.9	15.8
Shares used in diluted EPS calculation	1,261.2	1,275.8	1,296.0

At 31 December 2018 there were 1,332,678,227 (2017: 1,332,511,552, 2016: 1,331,880,730) ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

		Shares		Debt
	2018 £m	2017 £m	2018 £m	2017 £m
Analysis of changes in financing
Beginning of year	701.8	695.4	6,481.3	6,033.1
Ordinary shares issued	1.2	6.4	–	–
Net (decrease)/increase in drawings on bank loans and corporate bonds	–	–	(440.6)	599.6
Amortisation of financing costs included in debt	–	–	7.7	8.0
Other movements	–	–	(10.1)	(6.9)
Exchange adjustments	–	–	179.6	(152.5)
End of year	703.0	701.8	6,217.9	6,481.3

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2018, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £703.0 million (2017: £701.8 million), further details of which are disclosed in note 25.

Debt

US$ bonds The Group has in issue $812 million of 4.75% bonds due November 2021, $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $272 million of 5.125% bonds due September 2042 and $450 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €600 million of 0.75% bonds due November 2019, €750 million of 3% bonds due November 2023, €750 million of 2.25% bonds due September 2026, €600 million of 1.625% bonds due March 2030 and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.32% due May 2020.

In March 2018, the Group issued €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.45% due March 2022 and €500 million of 1.375% bonds due March 2025.

Sterling bonds The Group has in issue £200 million of 6.375% bonds due November 2020 and £400 million of 2.875% bonds due September 2046. On 27 March 2019, the Group repaid the £200 million of 6.375% bonds due in 2020 following a tender offer.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due July 2021. On 15 March 2019, the Group refinanced the facility and extended the term of the $2.5 billion five-year revolving credit facility to March 2024. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars and pounds sterling, averaged the equivalent of $125 million in 2018. The Group has a A$150 million Revolving Credit Facility due June 2019 and a A$370 million Revolving Credit Facility due June 2021. The Group’s borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$439 million in 2018. The Group had available undrawn committed credit facilities of £2,074.7 million at 31 December 2018 (2017: £1,163.8 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group. Borrowings under the A$150 million Revolving Credit Facility and A$370 million Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ.

US Commercial Paper Program

The Group operates a commercial paper programme using its Revolving Credit Facility as a backstop. The average commercial paper outstanding in 2018 was $540.0 million. There was no US Commercial Paper outstanding at 31 December 2018.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2018 £m	2017 £m
Within one year	(748.4)	(391.7)
Between one and two years	(596.8)	(896.3)
Between two and three years	(937.1)	(584.3)
Between three and four years	(742.5)	(1,537.8)
Between four and five years	(786.8)	(487.9)
Over five years	(4,199.7)	(4,519.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,011.3)	(8,417.1)
Short-term overdrafts – within one year	(442.0)	(393.2)
Future anticipated cash flows	(8,453.3)	(8,810.3)
Effect of discounting/financing rates	1,793.4	1,935.8
Debt financing	(6,659.9)	(6,874.5)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2018 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,154.8	4.58	n/a	181
	– floating	1,029.6	n/a	LIBOR	n/a
£	– fixed	1,044.1	3.43	n/a	232
€	– fixed	2,425.9	1.99	n/a	75
	– floating	449.2	n/a	EURIBOR	n/a
Other		114.3	n/a	n/a	n/a
		6,217.9

2017 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,146.1	4.62%	n/a	199
	– floating	1,760.9	n/a	LIBOR	n/a
£	– fixed	600.0	4.04%	n/a	245
€	– fixed	2,623.9	1.85%	n/a	80
	– floating	222.2	n/a	EURIBOR	n/a
Other		128.2	n/a	n/a	n/a
		6,481.3

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

10. Sources of finance (continued)

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps:

	Financial liabilities		Financial assets
2018	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	229.3	221.9	124.6	120.6
Between one and two years	50.0	45.3	11.8	6.5
Between two and three years	688.4	685.3	11.5	6.4
Between three and four years	408.5	406.6	11.6	6.5
Between four and five years	–	–	11.6	6.6
Over five years	–	–	461.4	498.2
	1,376.2	1,359.1	632.5	644.8

	Financial liabilities		Financial assets
2017	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	97.8	96.7	123.7	128.8
Between one and two years	21.4	20.1	38.6	38.8
Between two and three years	20.5	18.8	39.5	38.6
Between three and four years	20.7	18.6	851.7	851.0
Between four and five years	523.5	521.1	–	–
Over five years	–	–	–	–
	683.9	675.3	1,053.5	1,057.2

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-13.

Net cash from operating activities:

	2018 £m	2017 £m	2016 £m
Profit for the year	1,139.4	1,912.3	1,501.6
Taxation	323.9	197.0	388.9
Revaluation of financial instruments	(172.9)	(262.2)	48.3
Finance costs	289.3	269.8	254.5
Finance income	(104.8)	(95.2)	(80.4)
Share of results of associates	(43.5)	(113.5)	(49.8)
Adjustments for:
Non-cash share-based incentive plans (including share options)	84.8	105.0	106.5
Depreciation of property, plant and equipment	225.1	230.7	220.8
Impairment of goodwill	183.9	27.1	27.0
Amortisation and impairment of acquired intangible assets	280.0	195.1	168.4
Amortisation of other intangible assets	38.7	36.3	38.6
Investment write-downs	2.0	95.9	86.1
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3	(232.4)
Losses on sale of property, plant and equipment	0.6	1.1	0.8
Increase in trade receivables and accrued income	(298.9)	(90.4)	(70.4)
Increase/(decrease) in trade payables and deferred income	500.9	(170.8)	188.7
(Increase)/decrease in other receivables	(52.9)	(110.6)	77.4
Decrease in other payables – short-term	(31.8)	(122.8)	(303.7)
Increase in other payables – long-term	0.4	20.1	4.5
Increase/(decrease) in provisions	48.0	(57.3)	(47.8)
Corporation and overseas tax paid	(383.6)	(424.7)	(414.2)
Interest and similar charges paid	(252.8)	(246.6)	(242.1)
Interest received	90.4	76.9	73.9
Investment income	15.4	16.8	12.5
Dividends from associates	49.7	46.8	60.4
Net cash inflow from operating activities	1,693.8	1,408.1	1,773.8

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:

	2018 £m	2017 £m	2016 £m
Initial cash consideration	(126.7)	(214.8)	(424.1)
Cash and cash equivalents acquired (net)[1]	(3.8)	28.9	57.3
Earnout payments	(120.2)	(199.1)	(92.3)
Purchase of other investments (including associates)	(48.1)	(92.5)	(260.2)
Acquisitions	(298.8)	(477.5)	(719.3)
Proceeds on disposal of investments and subsidiaries[2]	849.0	296.0	80.5
Acquisitions and disposals	550.2	(181.5)	(638.8)
Cash consideration for non-controlling interests	(109.9)	(47.3)	(58.3)
Net cash inflow/(outflow)	440.3	(228.8)	(697.1)

Notes

[1]	In 2018, cash and cash equivalents acquired comprises £11.3 million from acquisitions offset by £15.1 million from disposals.
[2]	Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buy-backs:
	2018 £m	2017 £m	2016 £m
Purchase of own shares by ESOP Trusts	(102.8)	(214.6)	(152.9)
Shares purchased into treasury	(104.3)	(289.6)	(274.5)
Net cash outflow	(207.1)	(504.2)	(427.4)

Net (decrease)/increase in borrowings:
	2018 £m	2017 £m	2016 £m
(Decrease)/increase in drawings on bank loans	(819.3)	785.6	(30.4)
Proceeds from issue of €250 million bonds	218.8	214.0	–
Proceeds from issue of €500 million bonds	438.0	–	–
Repayment of €252 million bonds	(220.0)	–	–
Partial repayment of $300 million bonds	(20.8)	–	–
Partial repayment of $500 million bonds	(37.3)	–	–
Repayment of £400 million bonds	–	(400.0)	–
Proceeds from issue of £400 million bonds	–	–	400.0
Repayment of €498 million bonds	–	–	(392.1)
Net cash (outflow)/inflow	(440.6)	599.6	(22.5)

Cash and cash equivalents:
	2018 £m	2017 £m	2016 £m
Cash at bank and in hand	2,010.8	2,049.6	2,256.2
Short-term bank deposits	632.4	341.8	180.7
Overdrafts[1]	(442.0)	(393.2)	(534.3)
	2,201.2	1,998.2	1,902.6

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2018 and 2017 were as follows:

£m
Cost:
1 January 2017	13,939.4
Additions[1]	301.0
Revision of earnout estimates	(60.7)
Exchange adjustments	(504.4)
31 December 2017	13,675.3
Additions[1]	154.4
Revision of earnout estimates	(68.3)
Exchange adjustments	368.1
31 December 2018	14,129.5

Accumulated impairment losses and write-downs:
1 January 2017	725.1
Impairment losses for the year	27.1
Exchange adjustments	(29.8)
31 December 2017	722.4
Impairment losses for the year	183.9
Exchange adjustments	20.4
31 December 2018	926.7

Net book value:
31 December 2018	13,202.8
31 December 2017	12,952.9
1 January 2017	13,214.3

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

Cash-generating units with significant goodwill as at 31 December are:

	2018 £m	2017 £m
GroupM	2,942.9	2,906.7
Kantar	2,522.9	2,518.2
Wunderman	1,581.2	1,514.5
VMLY&R	930.4	1,091.8
Other	5,225.4	4,921.7
Total goodwill	13,202.8	12,952.9

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Notes to the consolidated financial statements (continued)

12. Intangible assets (continued)

Other intangible assets

The movements in 2018 and 2017 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost:
1 January 2017	1,141.3	2,535.5	404.1	4,080.9
Additions	–	–	37.3	37.3
Disposals	–	–	(15.8)	(15.8)
New acquisitions	–	79.0	0.8	79.8
Other movements[1]	–	6.4	7.2	13.6
Exchange adjustments	(60.0)	(73.1)	(22.1)	(155.2)
31 December 2017	1,081.3	2,547.8	411.5	4,040.6
Additions	–	–	60.4	60.4
Disposals	–	(0.9)	(37.3)	(38.2)
New acquisitions	–	40.3	–	40.3
Other movements[1]	–	2.9	(7.4)	(4.5)
Exchange adjustments	51.5	19.9	10.1	81.5
31 December 2018	1,132.8	2,610.0	437.3	4,180.1

Amortisation and impairment:
1 January 2017	–	1,563.0	300.6	1,863.6
Charge for the year	–	189.4	36.3	225.7
Disposals	–	–	(14.9)	(14.9)
Other movements	–	–	2.5	2.5
Exchange adjustments	–	(33.7)	(21.0)	(54.7)
31 December 2017	–	1,718.7	303.5	2,022.2
Charge for the year	–	275.8	38.7	314.5
Disposals	–	(0.7)	(27.3)	(28.0)
Other movements	–	–	(1.9)	(1.9)
Exchange adjustments	–	21.4	9.9	31.3
31 December 2018	–	2,015.2	322.9	2,338.1

Net book value:
31 December 2018	1,132.8	594.8	114.4	1,842.0
31 December 2017	1,081.3	829.1	108.0	2,018.4
1 January 2017	1,141.3	972.5	103.5	2,217.3

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

Acquired intangible assets at net book value at 31 December 2018 include brand names of £361.2 million (2017: £445.6 million), customer-related intangibles of £220.6 million (2017: £360.9 million), and other assets (including proprietary tools) of £13.0 million (2017: £22.6 million).

The total amortisation and impairment of acquired intangible assets of £280.0 million (2017: £195.1 million) includes an impairment charge of £126.1 million (2017: £6.0 million) comprising £58.6 million in regard to certain brand names that are no longer in use and £67.5 million in regard to customer relationships where the underlying clients have been lost. £70.6 million of the impairment charge relates to the Advertising and Media Investment Management segment, £38.2 million relates to the Data Investment Management segment, and £17.3 million relates to the Brand Consulting, Health & Wellness and Specialist Communications segment. In addition, the total amortisation and impairment of acquired intangible assets includes £4.2 million (2017: £5.7 million) in relation to associates.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

12. Intangible assets (continued)

The impairment review is undertaken annually on 30 September. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the net present value of future cash flows, using a pre-tax discount rate of 9.0% (2017: 8.5%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2017: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

The goodwill impairment charge of £183.9 million (2017: £27.1 million) primarily relates to a charge of £148.0 million on VMLY&R, driven by challenges in the advertising businesses in the Advertising and Media Investment Management segment. The recoverable amount for the VMLY&R cash-generating unit is £1,327.3 million. It is based on a value in use calculation, assuming a pre-tax discount rate of 8.7% specific to VMLY&R. A pre-tax discount rate of 8.5% was used in the prior year. The cash-generating unit includes goodwill, intangible assets, and other assets. The remaining £35.9 million relates to a number of under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

The VMLY&R impairment review is sensitive to changes in the assumptions used, most notably to changes in the discount rate, terminal growth rate and terminal margin. A summary of the movements in the impairment charge from a change in these assumptions is as follows:

– 0.1% movement in the discount rate would increase or decrease the impairment charge by £23 million;

– 0.1% movement in the terminal growth rate would increase or decrease the impairment charge by £19 million; and

– 0.1% movement in terminal margin would increase or decrease the impairment charge by £8 million.

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

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. For the 2018 impairment review, certain assets previously aggregated with the VMLY&R cash-generating unit have been realigned to other cash-generating units as part of the overall effort to simplify operations and become more client-centric. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to a significant impairment, except for VMLY&R as discussed above. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.

Notes to the consolidated financial statements (continued)

13. Property, plant and equipment

The movements in 2018 and 2017 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost:
1 January 2017	37.1	126.4	1,012.5	402.6	743.4	2,322.0
Additions	–	4.3	165.0	31.7	87.9	288.9
New acquisitions	–	–	2.0	2.4	1.1	5.5
Disposals	–	(1.2)	(46.1)	(40.7)	(54.6)	(142.6)
Exchange adjustments	–	(10.7)	(51.6)	(18.8)	(74.8)	(155.9)
31 December 2017	37.1	118.8	1,081.8	377.2	703.0	2,317.9
Additions	–	17.7	161.4	49.9	85.8	314.8
New acquisitions	–	0.1	0.9	1.2	0.9	3.1
Disposals	–	–	(83.5)	(62.9)	(109.3)	(255.7)
Exchange adjustments	–	(1.1)	41.8	9.9	10.0	60.6
31 December 2018	37.1	135.5	1,202.4	375.3	690.4	2,440.7

Depreciation:
1 January 2017	–	25.2	509.8	240.0	578.3	1,353.3
Charge for the year	–	6.9	86.7	47.0	90.1	230.7
Disposals	–	(1.9)	(42.6)	(35.9)	(54.4)	(134.8)
Exchange adjustments	–	(1.7)	(27.8)	(14.2)	(67.1)	(110.8)
31 December 2017	–	28.5	526.1	236.9	546.9	1,338.4
Charge for the year	–	3.1	91.5	44.4	86.1	225.1
Disposals	–	–	(74.6)	(58.0)	(107.9)	(240.5)
Exchange adjustments	–	(4.5)	24.3	6.4	8.5	34.7
31 December 2018	–	27.1	567.3	229.7	533.6	1,357.7

Net book value:
31 December 2018	37.1	108.4	635.1	145.6	156.8	1,083.0
31 December 2017	37.1	90.3	555.7	140.3	156.1	979.5
1 January 2017	37.1	101.2	502.7	162.6	165.1	968.7

At 31 December 2018, capital commitments contracted, but not provided for in respect of property, plant and equipment were £28.4 million (2017: £137.2 million).

14. Interests in associates, joint ventures and other investments

The movements in 2018 and 2017 were as follows:

	Interests in associates and joint ventures £m	Other investments £m
1 January 2017	1,069.4	1,310.3
Additions	34.5	67.7
Share of results of associate undertakings (note 4)	113.5	–
Dividends	(46.8)	–
Other movements	3.4	–
Reclassification from other investments to associates	57.1	(57.1)
Exchange adjustments	(10.6)	(106.1)
Disposals	(139.1)	(1.7)
Reclassification to subsidiaries	(6.3)	–
Revaluation of other investments	–	32.1
Amortisation of other intangible assets	(5.7)	–
Write-downs	(4.2)	(91.7)
31 December 2017	1,065.2	1,153.5
Additions	16.7	35.0
Share of results of associate undertakings (note 4)	43.5	–
Dividends	(49.7)	–
Other movements	1.2	–
Reclassification from other investments to associates	0.3	(0.3)
Exchange adjustments	12.9	–
Disposals	(304.0)	(341.7)
Reclassification to subsidiaries	16.9	–
Revaluation of other investments through profit or loss	–	68.1
Revaluation of other investments through other comprehensive income	–	(247.9)
Amortisation of other intangible assets	(4.2)	–
Write-downs	(2.0)	–
31 December 2018	796.8	666.7

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

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

The Group’s principal associates and joint ventures at 31 December 2018 included:

	% owned	Country of incorporation
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Chime Communications Ltd	24.9	UK
CVSC Sofres Media Co Limited	40.0	China
Dat Viet VAC Media Corporation	30.0	Vietnam
GIIR Inc	30.0	Korea
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Imagina	22.5	Spain
Marktest Investimentos SGPS S.A.	40.0	Portugal
Nanjing Yindu Ogilvy Advertising Co. Ltd	49.0	China
Richard Attias and Associates[1]	49.0	USA
Smollan Holdings (Pty) Ltd	24.8	South Africa

Note
[1]	The Group sold its shareholding in Richard Attias and Associates in January 2019.

Notes to the consolidated financial statements (continued)

14. Interests in associates, joint ventures and other investments (continued)

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2018 was as follows: GIIR Inc: £26.3 million, and High Co SA: £30.3 million (2017: GIIR Inc: £35.4 million and High Co SA: £33.3 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2018 was as follows: GIIR Inc: £46.8 million and High Co SA: £37.1 million (2017: GIIR Inc: £41.6 million and High Co SA: £34.5 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2018.

	2018 £m	2017 £m	2016 £m
Income statement
Revenue	3,685.8	3,800.8	2,254.5
Operating profit	378.4	440.4	308.3
Profit before taxation	194.7	381.9	237.2
Profit for the year	118.1	312.5	156.7

Balance sheet
Assets	2,940.9	3,192.9	4,223.1
Liabilities	(1,570.6)	(1,633.7)	(1,900.0)
Net assets	1,370.3	1,559.2	2,323.1

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At 31 December 2018, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £31.4 million (2017: £54.2 million).

15. Deferred tax

The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income taxes. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

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

Notes to the consolidated financial statements (continued)

15. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2018 £m	Offset 2018 £m	As reported 2018 £m	Gross 2017 £m	Offset 2017 £m	As reported 2017 £m
Deferred tax assets	412.0	(259.0)	153.0	411.8	(251.5)	160.3
Deferred tax liabilities	(738.5)	259.0	(479.5)	(765.2)	251.5	(513.7)
	(326.5)	–	(326.5)	(353.4)	–	(353.4)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2018 and 2017:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Property, plant and equipment £m	Tax losses and credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2017	95.6	80.6	141.4	70.8	89.7	75.8	5.9	38.2	598.0
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.6	2.6
(Charge)/credit to income	(5.5)	6.6	(10.2)	6.9	(34.4)	(0.4)	(1.5)	(21.7)	(60.2)
Impact of US tax reform	(30.8)	(8.1)	(29.1)	(6.8)	23.1	(10.9)	1.6	(1.1)	(62.1)
Charge to other comprehensive income	–	–	(20.9)	–	–	–	–	–	(20.9)
Charge to equity	–	–	–	–	–	(27.3)	–	–	(27.3)
Exchange differences	(5.8)	5.8	(5.6)	(2.5)	(5.7)	(4.2)	(0.2)	(0.1)	(18.3)
31 December 2017	53.5	84.9	75.6	68.4	72.7	33.0	5.8	17.9	411.8
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.0	2.0
Credit/(charge) to income	4.7	13.0	(11.2)	(20.6)	(8.9)	(15.3)	10.7	11.0	(16.6)
Charge to other comprehensive income	–	–	(0.2)	–	–	–	–	–	(0.2)
Charge to equity	–	–	–	–	–	(1.6)	–	–	(1.6)
Exchange differences	3.4	3.5	4.3	0.1	3.3	0.7	0.8	0.5	16.6
31 December 2018	61.6	101.4	68.5	47.9	67.1	16.8	17.3	31.4	412.0

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2018 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments, and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2018 and 2017:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant and equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2017	755.9	28.3	232.5	36.2	64.0	33.1	1,150.0
Acquisition of subsidiaries	21.4	–	–	–	–	–	21.4
(Credit)/charge to income	(49.9)	(6.0)	0.7	(0.5)	(3.3)	5.1	(53.9)
Impact of US tax reform	(203.8)	–	(76.3)	(11.9)	(22.2)	18.0	(296.2)
Charge to other comprehensive income	–	–	–	–	–	3.7	3.7
Exchange differences	(34.4)	(0.7)	(16.5)	(2.6)	(2.3)	(3.3)	(59.8)
31 December 2017	489.2	21.6	140.4	21.2	36.2	56.6	765.2
Acquisition of subsidiaries	10.7	–	–	–	–	–	10.7
(Credit)/charge to income	(68.8)	(3.9)	31.8	(0.3)	(0.9)	(20.7)	(62.8)
Charge to other comprehensive income	–	–	–	–	–	0.5	0.5
Exchange differences	7.5	(0.1)	10.1	1.3	4.6	1.5	24.9
31 December 2018	438.6	17.6	182.3	22.2	39.9	37.9	738.5

At the balance sheet date, the Group has gross tax losses and other temporary differences of £6,638.6 million (2017: £6,208.6 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,763.4 million (2017: £1,539.3 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,875.2 million (2017: £4,669.3 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £46.4 million (2017: £56.5 million) that will expire within 1–10 years, and £4,572.6 million (2017: £4,421.5 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,768.5 million (2017: £3,898.0 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

16. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year:

	2018 £m	2017[1] £m
Trade receivables (net of bad debt provision)	8,062.2	7,889.7
Work in progress	366.5	401.1
VAT and sales taxes recoverable	264.2	202.3
Prepayments	287.3	298.3
Accrued income	3,541.2	3,205.8
Fair value of derivatives	1.3	1.0
Other debtors	578.8	532.5
	13,101.5	12,530.7

Note
[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

The ageing of trade receivables and other financial assets by due date is as follows:

			Past due but not impaired
2018	Carrying amount at 31 December 2018 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	8,062.2	5,873.7	1,370.7	549.1	128.3	75.6	64.8
Other financial assets	551.7	424.9	61.3	14.2	8.6	7.7	35.0
	8,613.9	6,298.6	1,432.0	563.3	136.9	83.3	99.8
			Past due but not impaired
2017	Carrying amount at 31 December 2017 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	7,889.7	5,466.6	1,629.6	577.0	143.0	48.8	24.7
Other financial assets	500.4	331.2	107.0	6.6	4.7	10.3	40.6
	8,390.1	5,797.8	1,736.6	583.6	147.7	59.1	65.3

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2018 £m	2017 £m
Prepayments	3.0	3.6
Accrued income	16.5	20.5
Fair value of derivatives	8.4	2.1
Other debtors	152.1	150.0
	180.0	176.2

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

16. Trade and other receivables (continued)

Bad debt provisions:

	2018 £m	2017 £m	2016 £m
At beginning of year	91.3	93.8	85.4
New acquisitions	1.5	1.2	1.8
Charged to the income statement	66.7	27.4	15.5
Released to the income statement	(11.6)	(8.4)	(6.3)
Exchange adjustments	2.1	(4.1)	13.7
Utilisations and other movements	(33.4)	(18.6)	(16.3)
At end of year	116.6	91.3	93.8

The allowance for bad and doubtful debts is equivalent to 1.4% (2017: 1.1%, 2016: 1.2%) of gross trade accounts receivables.

The requirement to use an expected loss method of impairment of financial assets on adoption of IFRS 9 on 1 January 2018 did not have a material impact on the Group. The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9, and recognises a loss allowance based on the financial asset’s lifetime expected credit loss. Based on the aging of the invoice, the loss allowance at 31 December 2018 and 1 January 2018 (on adoption of IFRS 9) is as follows:

31 December 2018	£m	0-90 days £m	91-180 days £m	181 days- 1 year £m	Over 1 year £m
Gross trade receivables	8,178.9	7,621.9	381.5	86.5	89.0
Loss allowance	116.6	11.3	3.8	39.2	62.3
Expected loss rate	1.4%	0.1%	1.0%	45.3%	70.0%

1 January 2018	£m	0-90 days £m	91-180 days £m	181 days- 1 year £m	Over 1 year £m
Gross trade receivables	7,981.0	7,392.6	425.6	78.6	84.2
Loss allowance	91.3	2.9	2.8	24.2	61.4
Expected loss rate	1.1%	–	0.7%	30.8%	73.0%

Impairment losses on work in progress and accrued income were immaterial for the years presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

17. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2018 £m	2017 £m
Trade payables	10,524.3	9,893.0
Deferred income	1,253.6	1,212.1
Payments due to vendors (earnout agreements)	148.2	180.7
Liabilities in respect of put option agreements with vendors	36.8	38.6
Fair value of derivatives	2.6	3.5
Other creditors and accruals	3,072.9	2,913.2
	15,038.4	14,241.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the consolidated financial statements (continued)

18. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2018 £m	2017 £m
Payments due to vendors (earnout agreements)	266.5	450.0
Liabilities in respect of put option agreements with vendors	205.2	219.5
Fair value of derivatives	14.2	3.3
Other creditors and accruals	355.5	320.0
	841.4	992.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2018 £m	2017 £m
Within one year	148.2	180.7
Between one and two years	140.2	128.3
Between two and three years	38.5	144.1
Between three and four years	50.3	58.3
Between four and five years	20.4	103.1
Over five years	17.1	16.2
	414.7	630.7

	2018 £m	2017 £m
At beginning of year	630.7	976.5
Earnouts paid (note 11)	(120.2)	(199.1)
New acquisitions	48.6	163.7
Revision of estimates taken to goodwill (note 12)	(68.3)	(60.7)
Revaluation of payments due to vendors (note 6)	(82.6)	(208.6)
Exchange adjustments	6.5	(41.1)
At end of year	414.7	630.7

As of 31 December 2018, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements range from £nil to £179 million (2017: £nil to £228 million) and £nil to £1,960 million (2017: £nil to £1,910 million), respectively.

19. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2018 £m	2017 £m
Bank overdrafts	442.0	393.2
Corporate bonds and bank loans	583.1	230.9
	1,025.1	624.1

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2018 £m	2017 £m
Corporate bonds and bank loans	5,634.8	6,250.4

19. Bank overdrafts, bonds and bank loans (continued)

The Group estimates that the fair value of corporate bonds is £5,965.7 million at 31 December 2018 (2017: £5,816.5 million). The fair values of the corporate bonds are based on quoted market prices.

The Group considers that the carrying amount of bank loans of £186.8 million (2017: £993.4 million) approximates their fair value.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2018 £m	2017 £m
Within one year	1,025.1	624.1
Between one and two years	423.8	727.6
Between two and three years	761.0	421.0
Between three and four years	609.8	1,384.2
Between four and five years	670.1	356.6
Over five years	3,170.1	3,361.0
	6,659.9	6,874.5

20. Provisions for liabilities and charges

The movements in 2018 and 2017 were as follows:

	Property £m	Other £m	Total £m
1 January 2017	58.5	169.4	227.9
Charged to the income statement	4.1	16.9	21.0
Acquisitions[1]	4.0	22.8	26.8
Utilised	(6.0)	(21.4)	(27.4)
Released to the income statement	(5.5)	(5.9)	(11.4)
Transfers	0.1	7.1	7.2
Exchange adjustments	(2.6)	(12.5)	(15.1)
31 December 2017	52.6	176.4	229.0
Charged to the income statement[2]	72.1	13.9	86.0
Acquisitions[1]	0.5	8.3	8.8
Utilised	(5.7)	(20.1)	(25.8)
Released to the income statement	(5.7)	(4.6)	(10.3)
Transfers	2.0	10.9	12.9
Exchange adjustments	2.9	8.2	11.1
31 December 2018	118.7	193.0	311.7

Notes
[1]

Acquisitions include £8.4 million (2017: £21.9 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

[2]	Amounts charged to the income statement in 2018 include £50.6 million in regard to transformation costs with respect to the strategic initiative of co-locations in major cities.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

21. Share-based payments

Charges for share-based incentive plans were as follows:

	2018 £m	2017 £m	2016 £m
Share-based payments (note 5)	84.8	105.0	106.5

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2018, there was £146.0 million (2017: £156.0 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Notes to the consolidated financial statements (continued)

21. Share-based payments (continued)

Further information on stock options is provided in note 25.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Executive Performance Share Plan (EPSP)

This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the five-year performance period. Vesting is conditional on continued employment throughout the vesting period.

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

(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of shareholders’ equity. Threshold performance ranges between 10–14% average annual ROE and maximum performance ranges between 14–18%, with a sliding scale in between. Threshold again gives rise to a 20% vest, 100% for maximum, with a sliding scale in between.

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

Valuation methodology

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 25, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

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

21. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2018 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2018 number m
Executive Performance Share Plan (EPSP)	9.1	0.7	(1.1)	(2.0)	6.7
Performance Share Awards (PSA)	1.9	1.4	(0.1)	(0.9)	2.3
Leaders, Partners and High Potential Group	6.8	4.8	(0.7)	(1.8)	9.1

Weighted average fair value (pence per share):
Executive Performance Share Plan (EPSP)	1,368p	814p	1,500p	1,122p	1,363p
Performance Share Awards (PSA)	1,659p	1,202p	1,522p	1,517p	1,437p
Leaders, Partners and High Potential Group	1,502p	806p	1,472p	1,426p	1,154p

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2018 was £107.2 million (2017: £114.8 million, 2016: £116.8 million).

22. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2018 £m	2017 £m	2016 £m
Defined contribution plans	172.3	175.9	153.5
Defined benefit plans charge to operating profit	18.9	16.1	24.6
Pension costs (note 5)	191.2	192.0	178.1
Net interest expense on pension plans (note 6)	4.4	6.3	6.7
	195.6	198.3	184.8

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2018.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2018 amounted to £44.9 million (2017: £68.2 million, 2016: £43.7 million). Employer contributions and benefit payments in 2019 are expected to be approximately £50 million.

Notes to the consolidated financial statements (continued)

22. Provision for post-employment benefits (continued)

(a) Assumptions

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2018 % pa	2017 % pa	2016 % pa	2015 % pa
UK
Discount rate[1]	2.8	2.4	2.5	3.7
Rate of increase in salaries[2]	n/a	n/a	3.5	3.1
Rate of increase in pensions in payment	4.3	4.1	4.1	3.9
Inflation	2.8	2.7	2.8	2.4
North America
Discount rate[1]	4.1	3.5	3.8	4.0
Rate of increase in salaries	3.0	3.1	3.1	3.0
Inflation	n/a	4.0	4.0	2.5
Western Continental Europe
Discount rate[1]	2.0	1.9	1.7	2.5
Rate of increase in salaries	2.3	1.9	2.0	2.3
Rate of increase in pensions in payment	1.2	1.2	1.3	1.6
Inflation	1.7	1.7	1.7	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	5.0	4.2	4.2	4.2
Rate of increase in salaries	5.8	5.5	5.9	5.8
Inflation	3.6	4.0	4.0	4.0

Notes

[1]

Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.

[2]	The salary assumptions are no longer applicable to the UK as all plans were frozen since 2017. Active participants will not accrue additional benefits for future services under these plans.

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

22. Provision for post-employment benefits (continued)

At 31 December 2018, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
– current pensioners (at age 65) – male	22.2	22.1	23.2	21.1	17.0
– current pensioners (at age 65) – female	23.9	23.6	24.3	24.0	21.4
– future pensioners (current age 45) – male	24.0	23.7	24.8	23.5	17.0
– future pensioners (current age 45) – female	25.7	25.2	26.1	26.2	21.4

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2017 were 22.4 years and 24.0 years for male and female current pensioners (at age 65), respectively, and 23.8 years and 25.7 years for male and female future pensioners (current age 45), respectively.

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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	11.8	8.5	14.2	15.7	8.2
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	67.2	36.3	16.4	9.3	5.1
Benefits expected to be paid in 2020	58.4	34.3	12.9	8.6	2.5
Benefits expected to be paid in 2021	58.3	33.7	12.8	8.6	3.1
Benefits expected to be paid in 2022	59.1	33.6	12.7	9.1	3.6
Benefits expected to be paid in 2023	56.6	30.4	12.9	9.4	3.9
Benefits expected to be paid in the next five years	276.6	131.0	66.1	52.8	26.6

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

Notes to the consolidated financial statements (continued)

22. Provision for post-employment benefits (continued)

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

	Increase/(decrease) in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2018 £m	2017 £m
Discount rate
Increase by 25 basis points
UK	(9.8)	(13.1)
North America	(8.8)	(9.9)
Western Continental Europe	(8.7)	(9.2)
Other[1]	(0.7)	(0.6)
Decrease by 25 basis points
UK	10.3	13.8
North America	9.1	10.2
Western Continental Europe	9.3	9.8
Other[1]	0.7	0.6
Rate of increase in salaries
Increase by 25 basis points
North America	–	0.1
Western Continental Europe	1.3	1.5
Other[1]	0.7	0.6
Decrease by 25 basis points
North America	–	(0.1)
Western Continental Europe	(1.2)	(1.5)
Other[1]	(0.6)	(0.6)
Rate of increase in pensions in payment
Increase by 25 basis points
UK	1.3	2.4
Western Continental Europe	5.3	6.2
Decrease by 25 basis points
UK	(0.8)	(1.9)
Western Continental Europe	(5.0)	(5.8)
Life expectancy
Increase in longevity by one additional year
UK	13.6	16.9
North America	5.7	6.0
Western Continental Europe	6.9	7.0

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

22. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2018 £m	%	2017 £m	%	2016 £m	%
Equities	76.5	9.1	124.6	13.4	161.9	17.3
Bonds	544.9	64.8	520.0	55.9	566.0	60.6
Insured annuities	90.9	10.8	178.5	19.2	63.5	6.8
Property	0.9	0.1	1.3	0.1	1.6	0.2
Cash	31.1	3.7	9.9	1.1	44.9	4.8
Other	96.3	11.5	95.7	10.3	96.3	10.3
Total fair value of assets	840.6	100.0	930.0	100.0	934.2	100.0
Present value of liabilities	(1,024.0)		(1,135.4)		(1,209.8)
Deficit in the plans	(183.4)		(205.4)		(275.6)
Irrecoverable surplus	(0.9)		(0.9)		(0.9)
Net liability[1]	(184.3)		(206.3)		(276.5)
Plans in surplus	42.8		43.9		28.0
Plans in deficit	(227.1)		(250.2)		(304.5)

Note

[1]	The related deferred tax asset is discussed in note 15.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2018 £m	2017 £m	2016 £m
UK	33.7	31.5	20.0
North America	(68.7)	(89.2)	(133.8)
Western Continental Europe	(104.6)	(107.7)	(116.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(43.8)	(40.0)	(44.9)
Deficit in the plans	(183.4)	(205.4)	(275.6)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

Notes to the consolidated financial statements (continued)

22. Provision for post-employment benefits (continued)

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2018 Surplus/ (deficit) £m	2018 Present value of liabilities £m	2017 Surplus/ (deficit) £m	2017 Present value of liabilities £m	2016 Surplus/ (deficit) £m	2016 Present value of liabilities £m
Funded plans by region
UK	33.7	(290.5)	31.5	(387.5)	20.0	(406.4)
North America	(4.6)	(375.3)	(21.4)	(385.4)	(56.0)	(420.4)
Western Continental Europe	(35.8)	(168.4)	(37.9)	(173.3)	(48.9)	(180.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(6.6)	(19.7)	(4.2)	(15.8)	(5.8)	(17.2)
Deficit/liabilities in the funded plans	(13.3)	(853.9)	(32.0)	(962.0)	(90.7)	(1,024.9)

Unfunded plans by region
UK	–	–	–	–	–	–
North America	(64.1)	(64.1)	(67.8)	(67.8)	(77.8)	(77.8)
Western Continental Europe	(68.8)	(68.8)	(69.8)	(69.8)	(68.0)	(68.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(37.2)	(37.2)	(35.8)	(35.8)	(39.1)	(39.1)
Deficit/liabilities in the unfunded plans	(170.1)	(170.1)	(173.4)	(173.4)	(184.9)	(184.9)

Deficit/liabilities in the plans	(183.4)	(1,024.0)	(205.4)	(1,135.4)	(275.6)	(1,209.8)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance costs and amounts recognised in the consolidated statement of comprehensive income (OCI):

	2018 £m	2017 £m	2016 £m
Service cost[1]	15.5	13.0	22.4
Administrative expenses	3.4	3.1	2.2
Charge to operating profit	18.9	16.1	24.6
Net interest expense on pension plans	4.4	6.3	6.7
Charge to profit before taxation for defined benefit plans	23.3	22.4	31.3
Return on plan assets (excluding interest income)	(43.9)	13.4	66.3
Changes in demographic assumptions underlying the present value of the plan liabilities	3.8	12.7	6.7
Changes in financial assumptions underlying the present value of the plan liabilities	45.2	(17.0)	(92.6)
Experience gain arising on the plan liabilities	3.8	7.9	1.0
Change in irrecoverable surplus	–	–	2.7
Actuarial gain/(loss) recognised in OCI	8.9	17.0	(15.9)

Note

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

22. Provision for post-employment benefits (continued)

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2018 £m	2017 £m	2016 £m
Plan liabilities at beginning of year	1,135.4	1,209.8	1,039.9
Service cost[1]	15.5	13.0	22.4
Interest cost	30.7	32.9	37.2
Actuarial (gain)/loss
Effect of changes in demographic assumptions	(3.8)	(12.7)	(6.7)
Effect of changes in financial assumptions	(45.2)	17.0	92.6
Effect of experience adjustments	(3.8)	(7.9)	(1.0)
Benefits paid	(75.6)	(79.7)	(92.4)
Loss/(gain) due to exchange rate movements	30.0	(36.4)	124.2
Settlement payments[2]	(70.4)	(1.2)	(4.8)
Other[3]	11.2	0.6	(1.6)
Plan liabilities at end of year	1,024.0	1,135.4	1,209.8

Notes

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2]	In 2018, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £70.4 million settlement payments.
[3]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2018 £m	2017 £m	2016 £m
Fair value of plan assets at beginning of year	930.0	934.2	814.2
Interest income on plan assets	26.3	26.6	30.5
Return on plan assets (excluding interest income)	(43.9)	13.4	66.3
Employer contributions	44.9	68.2	43.7
Benefits paid	(75.6)	(79.7)	(92.4)
Gain/(loss) due to exchange rate movements	23.0	(28.7)	78.8
Settlement payments[1]	(70.4)	(1.2)	(4.8)
Administrative expenses	(3.4)	(3.1)	(2.2)
Other[2]	9.7	0.3	0.1
Fair value of plan assets at end of year	840.6	930.0	934.2
Actual return on plan assets	(17.6)	40.0	96.8

Notes

[1]	In 2018, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £70.4 million settlement payments.
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

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2018 were primarily made up of $2,784 million, £1,044 million and €3,200 million (2017: $3,931 million, £600 million and €3,202 million). The Group’s average gross debt during the course of 2018 was $3,377 million, £1,039 million and €3,202 million (2017: $3,741 million, £1,242 million and €3,108 million).

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

Including the effect of interest rate and cross-currency swaps, 52.9% of the year-end US dollar debt is at fixed rates averaging 4.58% for an average period of 181 months; 47.1% of the year-end US dollar debt is at floating rates averaging 4.77% for an average period of 39 months; 100% of the sterling debt is at a fixed rate of 3.43% for an average period of 232 months; 84.4% of the euro debt is at fixed rates averaging 1.99% for an average period of 75 months and 15.6% of the euro debt is at floating rates averaging 0.05% for an average of 28 months.

Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis. The potential impact of Brexit has been considered and is not deemed to have a significant effect on this assessment.

At 31 December 2018, the Group has access to £8.4 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

	£m	2019 £m	2020 £m	2021 £m	2022 £m	2023+ £m
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $450m (5.625% ’43)	353.3					353.3
US bond $272m (5.125% ’42)	213.1					213.1
Eurobonds €600m (1.625% ’30)	539.1					539.1
Eurobonds €750m (2.25%,’26)	673.9					673.9
Eurobonds €500m (1.375% ’25)	449.2					449.2
US bond $750m (3.75%,’24)	588.4					588.4
Eurobonds €750m (3.0% ’23)	673.9					673.9
US bond $500m (3.625% ’22)	392.3				392.3
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	224.6				224.6
US bond $812m (4.75% ’21)	637.4			637.4
Bank revolver ($2,500m ’21)	1,961.4			1,961.4
Bank revolver (A$150m ’19, A$370m ’21)	287.3	82.9		204.4
£ bonds £200m (6.375% ’20)	200.0		200.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	224.6		224.6
Eurobonds €600m (0.75% ’19)	539.1	539.1
Total committed facilities available	8,357.6	622.0	424.6	2,803.2	616.9	3,890.9
Drawn down facilities at 31 December 2018	6,282.9	571.1	424.6	779.4	616.9	3,890.9
Undrawn committed credit facilities	2,074.7

23. Risk management policies (continued)

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

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 25 and 26.

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 24.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2018.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group’s clients will continue to utilise the Group’s services to the same extent, or at all, in the future. Clients can reduce their marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

Sensitivity analysis

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk

At 31 December 2018, the Group’s major foreign currency denominated borrowings are held in individual entities with the same financial reporting currencies as borrowings. Therefore a weakening or strengthening of sterling against the Group’s major currencies would not result in any gains or losses being posted directly to equity and there would be no profit before tax impact.

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2018 would increase profit before tax by approximately £7.2 million (2017: £0.2 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

Notes to the consolidated financial statements (continued)

24. Financial instruments

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

The Group designates its foreign currency-denominated debt as hedging instruments against the currency risk associated with the translation of its foreign operations. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.

At 31 December 2018, the fair value of the Group’s currency derivatives is estimated to be a net asset of approximately £8.4 million (2017: £nil). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £8.4 million (2017: £nil) assets included in trade and other receivables and £nil (2017: £nil) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a charge of £17.9 million (2017: £nil) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a loss of £11.1 million (2017: £nil) which is included in the revaluation of financial instruments for the year. This loss resulted from a £6.8 million gain on hedging instruments and a £17.9 million loss on hedged items.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £296.1 million (2017: £177.7 million). The Group estimates the fair value of these contracts to be a net liability of £1.3 million (2017: £2.5 million).

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

The fair value of interest rate swaps entered into at 31 December 2018 is estimated to be a net liability of £14.2 million (2017: £1.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2017: £2.1 million) assets included in trade and other receivables and £14.2 million (2017: £3.3 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £0.9 million (2017: £2.8 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £9.9 million loss on hedging instruments and a £10.8 million gain on hedged items.

24. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

Classification under IFRS 9	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2018
Other investments	–	319.6	347.1	–	666.7
Cash and short-term deposits	–	–	–	2,643.2	2,643.2
Bank overdrafts, bonds and bank loans	–	–	–	(1,025.1)	(1,025.1)
Bonds and bank loans	–	–	–	(5,634.8)	(5,634.8)
Trade and other receivables: amounts falling due within one year	–	–	–	8,545.6	8,545.6
Trade and other receivables: amounts falling due after more than one year	–	–	–	68.3	68.3
Trade and other payables: amounts falling due within one year	–	–	–	(10,637.3)	(10,637.3)
Trade and other payables: amounts falling due after more than one year	–	–	–	(8.4)	(8.4)
Derivative assets	8.4	1.3	–	–	9.7
Derivative liabilities	(14.2)	(2.6)	–	–	(16.8)
Payments due to vendors (earnout agreements) (note 18)	–	(414.7)	–	–	(414.7)
Liabilities in respect of put options	–	(242.0)	–	–	(242.0)
	(5.8)	(338.4)	347.1	(6,048.5)	(6,045.6)

Notes to the consolidated financial statements (continued)

24. Financial instruments (continued)

Classification under IAS 39	Derivatives in designated hedge relationships	Held for trading	Loans and receivables	Available for sale	Amortised cost	Carrying value
	£m	£m	£m	£m	£m	£m
2017
Other investments	–	–	–	1,153.5	–	1,153.5
Cash and short-term deposits	–	–	2,391.4	–	–	2,391.4
Bank overdrafts, bonds and bank loans	–	–	–	–	(624.1)	(624.1)
Bonds and bank loans	–	–	–	–	(6,250.4)	(6,250.4)
Trade and other receivables: amounts falling due within one year	–	–	8,328.4	–	–	8,328.4
Trade and other receivables: amounts falling due after more than one year	–	–	61.7	–	–	61.7
Trade and other payables: amounts falling due within one year	–	–	–	–	(9,970.5)	(9,970.5)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(8.5)	(8.5)
Derivative assets	2.1	1.0	–	–	–	3.1
Derivative liabilities	(3.3)	(3.5)	–	–	–	(6.8)
Payments due to vendors (earnout agreements) (note 18)	–	(630.7)	–	–	–	(630.7)
Liabilities in respect of put options	–	(258.1)	–	–	–	(258.1)
	(1.2)	(891.3)	10,781.5	1,153.5	(16,853.5)	(5,811.0)

The Group adopted IFRS 9 on 1 January 2018 resulting in cash and short-term deposits and trade and other receivables being reclassified from loans and receivables to amortised cost. Other investments of £1,153.5 million classified as available for sale at 31 December 2017 were reclassified as held at fair value through other comprehensive income (£835.1 million) and fair value through profit or loss (£318.4 million). There have been no material changes in the carrying amounts of financial assets and financial liabilities arising from the adoption of IFRS 9.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (ie as prices) or indirectly (ie derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m
2018
Derivatives in designated hedge relationships
Derivative assets	–	8.4	–
Derivative liabilities	–	(14.2)	–
Held at fair value through profit or loss
Other investments	0.4	–	319.2
Derivative assets	–	1.3	–
Derivative liabilities	–	(2.6)	–
Payments due to vendors (earnout agreements) (note 18)	–	–	(414.7)
Liabilities in respect of put options	–	–	(242.0)
Held at fair value through other comprehensive income
Other investments	128.1	–	219.0

24. Financial instruments (continued)

	Level 1 £m	Level 2 £m	Level 3 £m
2017
Derivatives in designated hedge relationships
Derivative assets	–	2.1	–
Derivative liabilities	–	(3.3)	–
Held for trading
Derivative assets	–	1.0	–
Derivative liabilities	–	(3.5)	–
Payments due to vendors (earnout agreements) (note 18)	–	–	(630.7)
Liabilities in respect of put options	–	–	(258.1)
Available for sale
Other investments	333.2	–	820.3

There have been no transfers between these levels in the periods presented.

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m
1 January 2017	(297.0)	881.0
Gains/(losses) recognised in the income statement	52.5	(13.8)
Gains recognised in other comprehensive income	–	15.1
Exchange adjustments	7.5	(70.9)
Additions	(40.5)	67.7
Disposals	–	(1.7)
Cancellations	2.9	–
Reclassifications from other investments to interests in associates	–	(57.1)
Settlements	16.5	–
31 December 2017	(258.1)	820.3
Gains recognised in the income statement	34.5	61.1
Losses recognised in other comprehensive income	–	(140.6)
Exchange adjustments	1.1	–
Additions	(43.5)	35.0
Disposals	–	(237.3)
Cancellations	2.2	–
Reclassifications from other investments to interests in associates	–	(0.3)
Settlements	21.8	–
31 December 2018	(242.0)	538.2

Note

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 18.

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources. There have been no movements between level 3 and other levels.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2018, the weighted average growth rate in estimating future financial performance was 22.7% (2017: 25.0%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2018 was 2.9% (2017: 1.8%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.8 million (2017: £8.9

Notes to the consolidated financial statements (continued)

24. Financial instruments (continued)

million) and £10.4 million (2017: £9.3 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £7.1 million (2017: £11.2 million) and £7.2 million (2017: £11.4 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

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

25. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2016	1,750,000,000	175.0
At 31 December 2016	1,750,000,000	175.0
At 31 December 2017	1,750,000,000	175.0
At 31 December 2018	1,750,000,000	175.0

Issued and fully paid
At 1 January 2016	1,329,366,024	132.9
Exercise of share options	2,514,706	0.3
At 31 December 2016	1,331,880,730	133.2
Exercise of share options	630,822	0.1
At 31 December 2017	1,332,511,552	133.3
Exercise of share options	166,675	–
At 31 December 2018	1,332,678,227	133.3

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2018 was 14,820,994 (2017: 14,232,910), and £125.5 million (2017: £190.9 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2018 was 70,854,553 (2017: 62,578,938) and £599.9 million (2017: £839.2 million) respectively.

Share options

WPP Executive Share Option Scheme

As at 31 December 2018, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

25. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Programme

As at 31 December 2018, unexercised options over ordinary shares of 3,187,979 and unexercised options over ADRs of 466,559 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,275	5.483	2012 - 2019
18,000	5.483	2013 - 2019
750	5.608	2012 - 2019
95,000	6.268	2014 - 2021
44,125	6.268	2015 - 2021
61,625	7.113	2013 - 2020
30,250	7.113	2014 - 2020
233,129	8.458	2015 - 2022
52,000	13.145	2017 - 2021
1,959,975	13.145	2017 - 2024
4,750	13.145	2018 - 2024
642,975	13.505	2016 - 2023
17,125	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
11,855	44.560	2012 - 2019
29,025	49.230	2014 - 2021
19,200	56.560	2013 - 2020
44,964	67.490	2015 - 2022
195,890	102.670	2017 - 2024
165,625	110.760	2016 - 2023

WPP Share Option Plan 2015

As at 31 December 2018, unexercised options over ordinary shares of 12,257,750 and unexercised options over ADRs of 1,286,670 have been granted under the WPP Share Option Plan 2015 as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
23,750	8.372	2021 - 2025
4,053,925	8.372	2021 - 2028
23,875	13.085	2020 - 2024
3,245,325	13.085	2020 - 2027
66,125	15.150	2018 - 2022
2,211,900	15.150	2018 - 2025
5,750	15.150	2019 - 2025
15,875	17.055	2019 - 2023
2,611,225	17.055	2019 - 2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
439,205	53.140	2021 - 2028
340,225	88.260	2020 - 2027
282,115	105.490	2020 - 2026
225,125	115.940	2018 - 2025

The aggregate status of the WPP Share Option Plans during 2018 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2018	Granted	Exercised	Lapsed	Outstanding 31 December 2018	Exercisable 31 December 2018
WPP	6,741	–	–	–	6,741	6,741
WWOP	6,375,750	–	(166,675)	(688,301)	5,520,774	5,520,774
WSOP	14,602,950	6,301,400	–	(2,213,250)	18,691,100	3,403,650
	20,985,441	6,301,400	(166,675)	(2,901,551)	24,218,615	8,931,165

Notes to the consolidated financial statements (continued)

25. Authorised and issued share capital (continued)

Weighted-average exercise price for options over

	1 January 2018	Granted	Exercised	Lapsed	Outstanding 31 December 2018	Exercisable 31 December 2018
Ordinary shares (£)
WPP	9.355	–	–	–	9.355	9.355
WWOP	12.195	–	7.064	12.473	12.290	12.290
WSOP	14.929	8.372	–	14.818	12.753	15.150
ADRs ($)
WWOP	94.752	–	57.031	99.731	95.453	95.453
WSOP	101.047	53.140	–	98.978	84.893	115.940

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
5.483 – 17.055	12.656	96

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.560 – 115.940	87.703	93

As at 31 December 2018 there was £8.5 million (2017: £9.0 million) of total unrecognised compensation costs related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2017: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2018	2017	2016
Fair value of UK options (shares)	107.0p	112.0p	135.0p
Fair value of US options (ADRs)	$8.09	$9.40	$9.94
Weighted average assumptions:
UK Risk-free interest rate	0.78%	0.57%	0.44%
US Risk-free interest rate	2.74%	2.05%	1.60%
Expected life (months)	48	48	48
Expected volatility	24%	17%	16%
Dividend yield	3.5%	2.9%	2.8%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2018 was £11.56 (2017: £15.86, 2016: £16.45) and the average ADR price for the same period was $77.31 (2017: $101.86, 2016: $111.20).

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

The Worldwide Share Ownership Programme was open for participation to employees with at least two years’ employment in the Group. It was not available to those participating in other share-based incentive programmes or to Executive Directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

25. Authorised and issued share capital (continued)

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

The Group grants stock options with a life of 10 years, including the vesting period.

26. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2016	2.7	(225.2)	364.4	(151.6)	(9.7)
Exchange adjustments on foreign currency net investments	–	–	–	1,309.9	1,309.9
Loss on revaluation of available for sale investments	–	–	(93.1)	–	(93.1)
Recognition and remeasurement of financial instruments	–	(21.9)	–	–	(21.9)
31 December 2016	2.7	(247.1)	271.3	1,158.3	1,185.2
Exchange adjustments on foreign currency net investments	–	–	–	(445.5)	(445.5)
Gain on revaluation of available for sale investments	–	–	32.1	–	32.1
Recognition and remeasurement of financial instruments	–	(10.1)	–	–	(10.1)
31 December 2017	2.7	(257.2)	303.4	712.8	761.7
Exchange adjustments on foreign currency net investments	–	–	–	69.9	69.9
Accounting policy change (IFRS 9)[1]	–	–	(303.4)	(104.0)	(407.4)
Recognition and remeasurement of financial instruments	–	(30.7)	–	–	(30.7)
31 December 2018	2.7	(287.9)	–	678.7	393.5

Note

[1]	Due to the adoption of IFRS 9, cumulative gains and losses on revaluation of available for sale investments have been transferred to retained earnings, as described in the accounting policies.

27. Acquisitions

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

Notes to the consolidated financial statements (continued)

27. Acquisitions (continued)

Acquisitions in 2018

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	–	40.3	40.3
Property, plant and equipment	3.1	–	3.1
Cash	5.0	–	5.0
Trade receivables due within one year	43.7	–	43.7
Other current assets	20.3	–	20.3
Total assets	72.1	40.3	112.4
Current liabilities	(42.8)	–	(42.8)
Trade and other payables due after one year	(2.4)	(13.5)	(15.9)
Deferred tax liabilities	–	(9.9)	(9.9)
Provisions	–	(0.4)	(0.4)
Total liabilities	(45.2)	(23.8)	(69.0)
Net assets	26.9	16.5	43.4
Non-controlling interests			(6.3)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(3.1)
Goodwill			141.6
Consideration			175.6
Consideration satisfied by:
Cash			127.4
Payments due to vendors			48.2

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £65.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2018 and the date the financial statements have been authorised for issue.

27. Acquisitions (continued)

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

27. Acquisitions (continued)

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

29. Reconciliation of profit before interest and taxation to headline PBIT

Reconciliation of profit before interest and taxation to headline PBIT:

	2018 £m	2017 £m	2016 £m
Profit before interest and taxation	1,474.9	2,021.7	2,112.9
Amortisation and impairment of acquired intangible assets	280.0	195.1	168.4
Goodwill impairment	183.9	27.1	27.0
Gains on disposal of investments and subsidiaries	(235.5)	(129.0)	(44.3)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(2.0)	0.3	(232.4)
Investment write-downs	2.0	95.9	86.1
Restructuring and transformation costs	302.3	56.8	27.4
Share of exceptional losses/(gains) of associates	41.7	(0.8)	15.2
Headline PBIT	2,047.3	2,267.1	2,160.3

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

30. Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022, $272 million ($28 million was repaid in 2018 from the $300 million initially issued) of 5.125% bonds due September 2042 and $812 million of 4.75% bonds due November 2021 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.

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

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,602.4	—	15,602.4
Costs of services	—	—	—	(12,663.5)	—	(12,663.5)
Gross profit	—	—	—	2,938.9	—	2,938.9
General and administrative costs	10.8	(305.8)	—	(1,212.5)	—	(1,507.5)
Operating profit/(loss)	10.8	(305.8)	—	1,726.4	—	1,431.4
Share of results of subsidiaries	1,179.2	1,710.2	—	—	(2,889.4)	—
Share of results of associates	—	—	—	43.5	—	43.5
Profit before interest and taxation	1,190.0	1,404.4	—	1,769.9	(2,889.4)	1,474.9
Finance income	—	27.8	102.3	300.6	(325.9)	104.8
Finance costs	(127.1)	(248.9)	(103.1)	(136.1)	325.9	(289.3)
Revaluation of financial instruments	—	—	(1.1)	174.0	—	172.9
Profit/(loss) before taxation	1,062.9	1,183.3	(1.9)	2,108.4	(2,889.4)	1,463.3
Taxation	—	(4.1)	—	(319.8)	—	(323.9)
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Attributable to:
Equity holders of the parent	1,062.9	1,179.2	(1.9)	1,712.1	(2,889.4)	1,062.9
Non-controlling interests	—	—	—	76.5	—	76.5
	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4

For the year ended 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,804.2	—	15,804.2
Costs of services	—	—	—	(12,629.0)	—	(12,629.0)
Gross profit	—	—	—	3,175.2	—	3,175.2
General and administrative costs	14.1	74.7	—	(1,355.8)	—	(1,267.0)
Operating profit	14.1	74.7	—	1,819.4	—	1,908.2
Share of results of subsidiaries	1,901.2	2,016.5	—	—	(3,917.7)	—
Share of results of associates	—	—	—	113.5	—	113.5
Profit before interest and taxation	1,915.3	2,091.2	—	1,932.9	(3,917.7)	2,021.7
Finance income	—	24.5	110.6	262.8	(302.7)	95.2
Finance costs	(99.3)	(221.5)	(103.4)	(148.3)	302.7	(269.8)
Revaluation of financial instruments	0.6	—	(5.4)	267.0	—	262.2
Profit before taxation	1,816.6	1,894.2	1.8	2,314.4	(3,917.7)	2,109.3
Taxation	—	7.0	—	(204.0)	—	(197.0)
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Attributable to:
Equity holders of the parent	1,816.6	1,901.2	1.8	2,014.7	(3,917.7)	1,816.6
Non-controlling interests	—	—	—	95.7	—	95.7
	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2016, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	14,887.3	—	14,887.3
Costs of services	—	—	—	(11,846.5)	—	(11,846.5)
Gross profit	—	—	—	3,040.8	—	3,040.8
General and administrative costs	13.8	(828.2)	(0.1)	(163.2)	—	(977.7)
Operating profit/(loss)	13.8	(828.2)	(0.1)	2,877.6	—	2,063.1
Share of results of subsidiaries	1,497.4	2,518.2	—	—	(4,015.6)	—
Share of results of associates	—	—	—	49.8	—	49.8
Profit/(loss) before interest and taxation	1,511.2	1,690.0	(0.1)	2,927.4	(4,015.6)	2,112.9
Finance income	—	28.8	121.1	231.9	(301.4)	80.4
Finance costs	(102.5)	(222.1)	(98.8)	(132.5)	301.4	(254.5)
Revaluation of financial instruments	(8.6)	—	7.0	(46.7)	—	(48.3)
Profit before taxation	1,400.1	1,496.7	29.2	2,980.1	(4,015.6)	1,890.5
Taxation	—	0.7	—	(389.6)	—	(388.9)
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Attributable to:
Equity holders of the parent	1,400.1	1,497.4	29.2	2,489.0	(4,015.6)	1,400.1
Non-controlling interests	—	—	—	101.5	—	101.5
	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	69.9	69.9	0.6	78.3	(139.8)	78.9
	69.9	69.9	0.6	78.3	(139.8)	78.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	8.9	8.9	—	8.9	(17.8)	8.9
Deferred tax on defined benefit pension plans	(0.7)	(0.7)	—	(0.7)	1.4	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(247.9)	(247.9)	—	(247.9)	495.8	(247.9)
	(239.7)	(239.7)	—	(239.7)	479.4	(239.7)
Other comprehensive (loss)/income for the year	(169.8)	(169.8)	0.6	(161.4)	339.6	(160.8)
Total comprehensive income/(loss) for the year	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6
Attributable to:
Equity holders of the parent	893.1	1,009.4	(1.3)	1,541.7	(2,549.8)	893.1
Non-controlling interests	—	—	—	85.5	—	85.5
	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(445.5)	(445.5)	(0.6)	(464.6)	891.0	(465.2)
Gain on revaluation of available for sale investments	32.1	32.1	—	32.1	(64.2)	32.1
	(413.4)	(413.4)	(0.6)	(432.5)	826.8	(433.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	17.0	17.0	—	17.0	(34.0)	17.0
Deferred tax on defined benefit pension plans	(24.6)	(24.6)	—	(24.6)	49.2	(24.6)
	(7.6)	(7.6)	—	(7.6)	15.2	(7.6)
Other comprehensive loss for the year	(421.0)	(421.0)	(0.6)	(440.1)	842.0	(440.7)
Total comprehensive income for the year	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6
Attributable to:
Equity holders of the parent	1,395.6	1,480.2	1.2	1,594.3	(3,075.7)	1,395.6
Non-controlling interests	—	—	—	76.0	—	76.0
	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

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

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	2,308.8	(271.1)	42.9	(386.8)	—	1,693.8
Investing activities
Acquisitions	—	—	—	(298.8)	—	(298.8)
Proceeds on disposal of investments and subsidiaries	—	—	—	849.0	—	849.0
Purchases of property, plant and equipment	—	(10.4)	—	(304.4)	—	(314.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(60.4)	—	(60.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.5	—	9.5
Net cash inflow/(outflow) from investing activities	—	(10.4)	—	194.9	—	184.5
Financing activities
Share option proceeds	1.2	—	—	—	—	1.2
Cash consideration for non-controlling interests	—	(0.3)	—	(109.6)	—	(109.9)
Share repurchases and buy-backs	(104.3)	—	—	(102.8)	—	(207.1)
Net decrease in borrowings	—	—	(58.1)	(382.5)	—	(440.6)
Financing and share issue costs	—	—	—	(3.8)	—	(3.8)
Equity dividends paid	(747.4)	—	—	—	—	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(106.2)	—	(106.2)
Net cash outflow from financing activities	(850.5)	(0.3)	(58.1)	(704.9)	—	(1,613.8)
Net increase/(decrease) in cash and cash equivalents	1,458.3	(281.8)	(15.2)	(896.8)	—	264.5
Translation of cash and cash equivalents	(4.7)	(51.5)	(5.4)	0.1	—	(61.5)
Cash and cash equivalents at beginning of year	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2
Cash and cash equivalents at end of year	(1,174.1)	(1,970.1)	(48.0)	5,393.4	—	2,201.2

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	32.9	(49.7)	(13.6)	1,438.5	—	1,408.1
Investing activities
Acquisitions	—	—	—	(477.5)	—	(477.5)
Proceeds on disposal of investments and subsidiaries	—	—	—	296.0	—	296.0
Purchases of property, plant and equipment	—	(10.4)	—	(278.5)	—	(288.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(37.3)	—	(37.3)
Proceeds on disposal of property, plant and equipment	—	—	—	8.0	—	8.0
Net cash outflow from investing activities	—	(10.4)	—	(489.3)	—	(499.7)
Financing activities
Share option proceeds	6.4	—	—	—	—	6.4
Cash consideration for non-controlling interests	—	(1.4)	—	(45.9)	—	(47.3)
Share repurchases and buy-backs	(289.6)	—	—	(214.6)	—	(504.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	999.6	—	599.6
Financing and share issue costs	—	—	—	(0.8)	—	(0.8)
Equity dividends paid	(751.5)	—	—	—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(87.8)	—	(87.8)
Net cash (outflow)/inflow from financing activities	(1,434.7)	(1.4)	—	650.5	—	(785.6)
Net increase/(decrease) in cash and cash equivalents	(1,401.8)	(61.5)	(13.6)	1,599.7	—	122.8
Translation of cash and cash equivalents	(0.9)	48.4	1.3	(76.0)	—	(27.2)
Cash and cash equivalents at beginning of year	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6
Cash and cash equivalents at end of year	(2,627.7)	(1,636.8)	(27.4)	6,290.1	—	1,998.2

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	963.1	1,002.2	65.5	(257.0)	—	1,773.8
Investing activities
Acquisitions	—	—	—	(719.3)	—	(719.3)
Proceeds on disposal of investments and subsidiaries	—	—	—	80.5	—	80.5
Purchases of property, plant and equipment	—	(1.1)	—	(251.0)	—	(252.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(33.0)	—	(33.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.7	—	7.7
Net cash outflow from investing activities	—	(1.1)	—	(915.1)	—	(916.2)
Financing activities
Share option proceeds	27.2	—	—	—	—	27.2
Cash consideration for non-controlling interests	—	(1.3)	—	(57.0)	—	(58.3)
Share repurchases and buy-backs	(274.5)	—	—	(152.9)	—	(427.4)
Net (decrease)/increase in borrowings	(392.1)	—	—	369.6	—	(22.5)
Financing and share issue costs	—	—	—	(6.4)	—	(6.4)
Equity dividends paid	(616.5)	—	—	—	—	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(89.6)	—	(89.6)
Net cash (outflow)/inflow from financing activities	(1,255.9)	(1.3)	—	63.7	—	(1,193.5)
Net (decrease)/increase in cash and cash equivalents	(292.8)	999.8	65.5	(1,108.4)	—	(335.9)
Translation of cash and cash equivalents	(5.7)	(154.6)	(13.1)	465.3	—	291.9
Cash and cash equivalents at beginning of year	(926.5)	(2,468.9)	(67.5)	5,409.5	—	1,946.6
Cash and cash equivalents at end of year	(1,225.0)	(1,623.7)	(15.1)	4,766.4	—	1,902.6

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,202.8	—	13,202.8
Other	—	—	—	1,842.0	—	1,842.0
Property, plant and equipment	—	26.1	—	1,056.9	—	1,083.0
Investment in subsidiaries	15,463.9	29,497.8	—	—	(44,961.7)	—
Interests in associates and joint ventures	—	—	—	796.8	—	796.8
Other investments	—	—	—	666.7	—	666.7
Deferred tax assets	—	—	—	153.0	—	153.0
Trade and other receivables	—	—	—	180.0	—	180.0
Intercompany receivables	—	205.4	2,182.9	7,657.7	(10,046.0)	—
	15,463.9	29,729.3	2,182.9	25,555.9	(55,007.7)	17,924.3
Current assets
Corporate income tax recoverable	—	—	—	198.7	—	198.7
Trade and other receivables	0.6	497.9	0.1	12,602.9	—	13,101.5
Intercompany receivables	1,675.6	1,720.6	55.2	8,129.9	(11,581.3)	—
Cash and short-term deposits	—	21.1	41.4	5,835.4	(3,254.7)	2,643.2
	1,676.2	2,239.6	96.7	26,766.9	(14,836.0)	15,943.4
Current liabilities
Trade and other payables	(3.7)	(57.5)	(21.6)	(14,955.6)	—	(15,038.4)
Intercompany payables	(5,190.3)	(6,250.5)	(0.9)	(139.6)	11,581.3	—
Corporate income tax payable	—	—	—	(545.9)	—	(545.9)
Bank overdrafts, bonds and bank loans	(1,174.1)	(1,991.2)	(89.4)	(1,025.1)	3,254.7	(1,025.1)
	(6,368.1)	(8,299.2)	(111.9)	(16,666.2)	14,836.0	(16,609.4)
Net current (liabilities)/assets	(4,691.9)	(6,059.6)	(15.2)	10,100.7	—	(666.0)
Total assets less current liabilities	10,772.0	23,669.7	2,167.7	35,656.6	(55,007.7)	17,258.3
Non-current liabilities
Bonds and bank loans	—	—	(2,151.8)	(3,483.0)	—	(5,634.8)
Trade and other payables	—	—	(5.5)	(835.9)	—	(841.4)
Intercompany payables	(1,389.8)	(8,205.8)	—	(450.4)	10,046.0	—
Deferred tax liabilities	—	—	—	(479.5)	—	(479.5)
Provision for post-employment benefits	—	—	—	(184.3)	—	(184.3)
Provisions for liabilities and charges	—	—	—	(311.7)	—	(311.7)
	(1,389.8)	(8,205.8)	(2,157.3)	(5,744.8)	10,046.0	(7,451.7)
Net assets	9,382.2	15,463.9	10.4	29,911.8	(44,961.7)	9,806.6
Attributable to:
Equity shareholders’ funds	9,382.2	15,463.9	10.4	29,487.4	(44,961.7)	9,382.2
Non-controlling interests	—	—	—	424.4	—	424.4
Total equity	9,382.2	15,463.9	10.4	29,911.8	(44,961.7)	9,806.6

Notes to the consolidated financial statements (continued)

30.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited, and WPP Jubilee Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,952.9	—	12,952.9
Other	—	—	—	2,018.4	—	2,018.4
Property, plant and equipment	—	16.5	—	963.0	—	979.5
Investment in subsidiaries	14,638.1	27,915.3	—	—	(42,553.4)	—
Interests in associates and joint ventures	—	—	—	1,065.2	—	1,065.2
Other investments	—	—	—	1,153.5	—	1,153.5
Deferred tax assets	—	—	—	160.3	—	160.3
Trade and other receivables	—	—	1.6	174.6	—	176.2
Intercompany receivables[2]	—	203.3	2,078.3	7,649.3	(9,930.9)	—
	14,638.1	28,135.1	2,079.9	26,137.2	(52,484.3)	18,506.0
Current assets
Corporate income tax recoverable	—	—	—	234.7	—	234.7
Trade and other receivables	0.3	457.3	0.1	12,073.0	—	12,530.7
Intercompany receivables[2]	1,661.4	1,713.8	65.7	5,268.8	(8,709.7)	—
Cash and short-term deposits	—	235.0	—	6,683.5	(4,527.1)	2,391.4
	1,661.7	2,406.1	65.8	24,260.0	(13,236.8)	15,156.8
Current liabilities
Trade and other payables	(16.9)	(113.9)	(19.6)	(14,090.7)	—	(14,241.1)
Intercompany payables[2]	(2,808.3)	(5,780.2)	—	(121.2)	8,709.7	—
Corporate income tax payable	—	—	—	(649.3)	—	(649.3)
Bank overdrafts, bonds and bank loans	(2,627.7)	(1,871.8)	(27.4)	(624.3)	4,527.1	(624.1)
	(5,452.9)	(7,765.9)	(47.0)	(15,485.5)	13,236.8	(15,514.5)
Net current (liabilities)/assets	(3,791.2)	(5,359.8)	18.8	8,774.5	—	(357.7)
Total assets less current liabilities	10,846.9	22,775.3	2,098.7	34,911.7	(52,484.3)	18,148.3
Non-current liabilities
Bonds and bank loans	—	—	(2,087.1)	(4,163.3)	—	(6,250.4)
Trade and other payables	—	—	—	(992.8)	—	(992.8)
Intercompany payables[2]	(1,359.6)	(8,137.2)	—	(434.1)	9,930.9	—
Deferred tax liabilities	—	—	—	(513.7)	—	(513.7)
Provision for post-employment benefits	—	—	—	(206.3)	—	(206.3)
Provisions for liabilities and charges	—	—	—	(229.0)	—	(229.0)
	(1,359.6)	(8,137.2)	(2,087.1)	(6,539.2)	9,930.9	(8,192.2)
Net assets	9,487.3	14,638.1	11.6	28,372.5	(42,553.4)	9,956.1
Attributable to:
Equity shareholders’ funds	9,487.3	14,638.1	11.6	27,903.7	(42,553.4)	9,487.3
Non-controlling interests	—	—	—	468.8	—	468.8
Total equity	9,487.3	14,638.1	11.6	28,372.5	(42,553.4)	9,956.1

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.
[2]	Prior year figures have been restated to reclassify certain intercompany balances in an amount of £2,540.2 million from non-current to current within subsidiary guarantors and other subsidiaries.

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors

WPP Finance 2010 has in issue $750 million of 3.750% bonds due September 2024 and $450 million ($50 million repaid in 2018 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

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

Condensed consolidating income statement information

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,602.4	—	15,602.4
Costs of services	—	—	—	(12,663.5)	—	(12,663.5)
Gross profit	—	—	—	2,938.9	—	2,938.9
General and administrative costs	10.8	(305.8)	—	(1,212.5)	—	(1,507.5)
Operating profit/(loss)	10.8	(305.8)	—	1,726.4	—	1,431.4
Share of results of subsidiaries	1,179.2	1,710.2	—	—	(2,889.4)	—
Share of results of associates	—	—	—	43.5	—	43.5
Profit before interest and taxation	1,190.0	1,404.4	—	1,769.9	(2,889.4)	1,474.9
Finance income	—	27.8	102.3	300.6	(325.9)	104.8
Finance costs	(127.1)	(248.9)	(103.1)	(136.1)	325.9	(289.3)
Revaluation of financial instruments	—	—	(1.1)	174.0	—	172.9
Profit/(loss) before taxation	1,062.9	1,183.3	(1.9)	2,108.4	(2,889.4)	1,463.3
Taxation	—	(4.1)	—	(319.8)	—	(323.9)
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Attributable to:
Equity holders of the parent	1,062.9	1,179.2	(1.9)	1,712.1	(2,889.4)	1,062.9
Non-controlling interests	—	—	—	76.5	—	76.5
	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4

For the year ended 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	15,804.2	—	15,804.2
Costs of services	—	—	—	(12,629.0)	—	(12,629.0)
Gross profit	—	—	—	3,175.2	—	3,175.2
General and administrative costs	14.1	74.7	—	(1,355.8)	—	(1,267.0)
Operating profit	14.1	74.7	—	1,819.4	—	1,908.2
Share of results of subsidiaries	1,901.2	2,016.5	—	—	(3,917.7)	—
Share of results of associates	—	—	—	113.5	—	113.5
Profit before interest and taxation	1,915.3	2,091.2	—	1,932.9	(3,917.7)	2,021.7
Finance income	—	24.5	110.6	262.8	(302.7)	95.2
Finance costs	(99.3)	(221.5)	(103.4)	(148.3)	302.7	(269.8)
Revaluation of financial instruments	0.6	—	(5.4)	267.0	—	262.2
Profit before taxation	1,816.6	1,894.2	1.8	2,314.4	(3,917.7)	2,109.3
Taxation	—	7.0	—	(204.0)	—	(197.0)
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Attributable to:
Equity holders of the parent	1,816.6	1,901.2	1.8	2,014.7	(3,917.7)	1,816.6
Non-controlling interests	—	—	—	95.7	—	95.7
	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating income statement information (continued)

For the year ended 31 December 2016, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Revenue	—	—	—	14,887.3	—	14,887.3
Costs of services	—	—	—	(11,846.5)	—	(11,846.5)
Gross profit	—	—	—	3,040.8	—	3,040.8
General and administrative costs	13.8	(828.2)	(0.1)	(163.2)	—	(977.7)
Operating profit/(loss)	13.8	(828.2)	(0.1)	2,877.6	—	2,063.1
Share of results of subsidiaries	1,497.4	2,518.2	—	—	(4,015.6)	—
Share of results of associates	—	—	—	49.8	—	49.8
Profit/(loss) before interest and taxation	1,511.2	1,690.0	(0.1)	2,927.4	(4,015.6)	2,112.9
Finance income	—	28.8	121.1	231.9	(301.4)	80.4
Finance costs	(102.5)	(222.1)	(98.8)	(132.5)	301.4	(254.5)
Revaluation of financial instruments	(8.6)	—	7.0	(46.7)	—	(48.3)
Profit before taxation	1,400.1	1,496.7	29.2	2,980.1	(4,015.6)	1,890.5
Taxation	—	0.7	—	(389.6)	—	(388.9)
Profit for the year	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6
Attributable to:
Equity holders of the parent	1,400.1	1,497.4	29.2	2,489.0	(4,015.6)	1,400.1
Non-controlling interests	—	—	—	101.5	—	101.5
	1,400.1	1,497.4	29.2	2,590.5	(4,015.6)	1,501.6

Note

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating statement of comprehensive income

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit/(loss) for the year	1,062.9	1,179.2	(1.9)	1,788.6	(2,889.4)	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	69.9	69.9	0.6	78.3	(139.8)	78.9
	69.9	69.9	0.6	78.3	(139.8)	78.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	8.9	8.9	—	8.9	(17.8)	8.9
Deferred tax on defined benefit pension plans	(0.7)	(0.7)	—	(0.7)	1.4	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(247.9)	(247.9)	—	(247.9)	495.8	(247.9)
	(239.7)	(239.7)	—	(239.7)	479.4	(239.7)
Other comprehensive (loss)/income for the year	(169.8)	(169.8)	0.6	(161.4)	339.6	(160.8)
Total comprehensive income/(loss) for the year	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6
Attributable to:
Equity holders of the parent	893.1	1,009.4	(1.3)	1,541.7	(2,549.8)	893.1
Non-controlling interests	—	—	—	85.5	—	85.5
	893.1	1,009.4	(1.3)	1,627.2	(2,549.8)	978.6

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications / Eliminations	Consolidated WPP plc
Profit for the year	1,816.6	1,901.2	1.8	2,110.4	(3,917.7)	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(445.5)	(445.5)	(0.6)	(464.6)	891.0	(465.2)
Gain on revaluation of available for sale investments	32.1	32.1	—	32.1	(64.2)	32.1
	(413.4)	(413.4)	(0.6)	(432.5)	826.8	(433.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	17.0	17.0	—	17.0	(34.0)	17.0
Deferred tax on defined benefit pension plans	(24.6)	(24.6)	—	(24.6)	49.2	(24.6)
	(7.6)	(7.6)	—	(7.6)	15.2	(7.6)
Other comprehensive loss for the year	(421.0)	(421.0)	(0.6)	(440.1)	842.0	(440.7)
Total comprehensive income for the year	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6
Attributable to:
Equity holders of the parent	1,395.6	1,480.2	1.2	1,594.3	(3,075.7)	1,395.6
Non-controlling interests	—	—	—	76.0	—	76.0
	1,395.6	1,480.2	1.2	1,670.3	(3,075.7)	1,471.6

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

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

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information

For the year ended 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	2,308.8	(271.1)	42.9	(386.8)	—	1,693.8
Investing activities
Acquisitions	—	—	—	(298.8)	—	(298.8)
Proceeds on disposal of investments and subsidiaries	—	—	—	849.0	—	849.0
Purchases of property, plant and equipment	—	(10.4)	—	(304.4)	—	(314.8)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(60.4)	—	(60.4)
Proceeds on disposal of property, plant and equipment	—	—	—	9.5	—	9.5
Net cash inflow/(outflow) from investing activities	—	(10.4)	—	194.9	—	184.5
Financing activities
Share option proceeds	1.2	—	—	—	—	1.2
Cash consideration for non-controlling interests	—	(0.3)	—	(109.6)	—	(109.9)
Share repurchases and buy-backs	(104.3)	—	—	(102.8)	—	(207.1)
Net decrease in borrowings	—	—	(58.1)	(382.5)	—	(440.6)
Financing and share issue costs	—	—	—	(3.8)	—	(3.8)
Equity dividends paid	(747.4)	—	—	—	—	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(106.2)	—	(106.2)
Net cash outflow from financing activities	(850.5)	(0.3)	(58.1)	(704.9)	—	(1,613.8)
Net increase/(decrease) in cash and cash equivalents	1,458.3	(281.8)	(15.2)	(896.8)	—	264.5
Translation of cash and cash equivalents	(4.7)	(51.5)	(5.4)	0.1	—	(61.5)
Cash and cash equivalents at beginning of year	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2
Cash and cash equivalents at end of year	(1,174.1)	(1,973.9)	(48.0)	5,397.2	—	2,201.2

For the year ended 31 December 2017, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	32.9	(49.7)	(13.6)	1,438.5	—	1,408.1
Investing activities
Acquisitions	—	—	—	(477.5)	—	(477.5)
Proceeds on disposal of investments and subsidiaries	—	—	—	296.0	—	296.0
Purchases of property, plant and equipment	—	(10.4)	—	(278.5)	—	(288.9)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(37.3)	—	(37.3)
Proceeds on disposal of property, plant and equipment	—	—	—	8.0	—	8.0
Net cash outflow from investing activities	—	(10.4)	—	(489.3)	—	(499.7)
Financing activities
Share option proceeds	6.4	—	—	—	—	6.4
Cash consideration for non-controlling interests	—	(1.4)	—	(45.9)	—	(47.3)
Share repurchases and buy-backs	(289.6)	—	—	(214.6)	—	(504.2)
Net increase/(decrease) in borrowings	(400.0)	—	—	999.6	—	599.6
Financing and share issue costs	—	—	—	(0.8)	—	(0.8)
Equity dividends paid	(751.5)	—	—	—	—	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(87.8)	—	(87.8)
Net cash (outflow)/inflow from financing activities	(1,434.7)	(1.4)	—	650.5	—	(785.6)
Net increase/(decrease) in cash and cash equivalents	(1,401.8)	(61.5)	(13.6)	1,599.7	—	122.8
Translation of cash and cash equivalents	(0.9)	48.4	1.3	(76.0)	—	(27.2)
Cash and cash equivalents at beginning of year	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6
Cash and cash equivalents at end of year	(2,627.7)	(1,640.6)	(27.4)	6,293.9	—	1,998.2

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating cash flow statement information (continued)

For the year ended 31 December 2016, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Net cash inflow/(outflow) from operating activities	963.1	1,002.2	65.5	(257.0)	—	1,773.8
Investing activities
Acquisitions	—	—	—	(719.3)	—	(719.3)
Proceeds on disposal of investments and subsidiaries	—	—	—	80.5	—	80.5
Purchases of property, plant and equipment	—	(1.1)	—	(251.0)	—	(252.1)
Purchases of other intangible assets (including capitalised computer software)	—	—	—	(33.0)	—	(33.0)
Proceeds on disposal of property, plant and equipment	—	—	—	7.7	—	7.7
Net cash outflow from investing activities	—	(1.1)	—	(915.1)	—	(916.2)
Financing activities
Share option proceeds	27.2	—	—	—	—	27.2
Cash consideration for non-controlling interests	—	(1.3)	—	(57.0)	—	(58.3)
Share repurchases and buy-backs	(274.5)	—	—	(152.9)	—	(427.4)
Net (decrease)/increase in borrowings	(392.1)	—	—	369.6	—	(22.5)
Financing and share issue costs	—	—	—	(6.4)	—	(6.4)
Equity dividends paid	(616.5)	—	—	—	—	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings	—	—	—	(89.6)	—	(89.6)
Net cash (outflow)/inflow from financing activities	(1,255.9)	(1.3)	—	63.7	—	(1,193.5)
Net (decrease)/increase in cash and cash equivalents	(292.8)	999.8	65.5	(1,108.4)	—	(335.9)
Translation of cash and cash equivalents	(5.7)	(154.6)	(13.1)	465.3	—	291.9
Cash and cash equivalents at beginning of year	(926.5)	(2,472.7)	(67.5)	5,413.3	—	1,946.6
Cash and cash equivalents at end of year	(1,225.0)	(1,627.5)	(15.1)	4,770.2	—	1,902.6

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information

At 31 December 2018, £m

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	13,202.8	—	13,202.8
Other	—	—	—	1,842.0	—	1,842.0
Property, plant and equipment	—	26.1	—	1,056.9	—	1,083.0
Investment in subsidiaries	15,463.9	29,329.2	—	—	(44,793.1)	—
Interests in associates and joint ventures	—	—	—	796.8	—	796.8
Other investments	—	—	—	666.7	—	666.7
Deferred tax assets	—	—	—	153.0	—	153.0
Trade and other receivables	—	—	—	180.0	—	180.0
Intercompany receivables	—	205.4	2,182.9	7,657.7	(10,046.0)	—
	15,463.9	29,560.7	2,182.9	25,555.9	(54,839.1)	17,924.3
Current assets
Corporate income tax recoverable	—	—	—	198.7	—	198.7
Trade and other receivables	0.6	497.9	0.1	12,602.9	—	13,101.5
Intercompany receivables	1,675.6	1,720.6	55.2	8,130.6	(11,582.0)	—
Cash and short-term deposits	—	17.3	41.4	5,839.2	(3,254.7)	2,643.2
	1,676.2	2,235.8	96.7	26,771.4	(14,836.7)	15,943.4
Current liabilities
Trade and other payables	(3.7)	(57.5)	(21.6)	(14,955.6)	—	(15,038.4)
Intercompany payables	(5,190.3)	(6,078.1)	(0.9)	(312.7)	11,582.0	—
Corporate income tax payable	—	—	—	(545.9)	—	(545.9)
Bank overdrafts, bonds and bank loans	(1,174.1)	(1,991.2)	(89.4)	(1,025.1)	3,254.7	(1,025.1)
	(6,368.1)	(8,126.8)	(111.9)	(16,839.3)	14,836.7	(16,609.4)
Net current (liabilities)/assets	(4,691.9)	(5,891.0)	(15.2)	9,932.1	—	(666.0)
Total assets less current liabilities	10,772.0	23,669.7	2,167.7	35,488.0	(54,839.1)	17,258.3
Non-current liabilities
Bonds and bank loans	—	—	(2,151.8)	(3,483.0)	—	(5,634.8)
Trade and other payables	—	—	(5.5)	(835.9)	—	(841.4)
Intercompany payables	(1,389.8)	(8,205.8)	—	(450.4)	10,046.0	—
Deferred tax liabilities	—	—	—	(479.5)	—	(479.5)
Provision for post-employment benefits	—	—	—	(184.3)	—	(184.3)
Provisions for liabilities and charges	—	—	—	(311.7)	—	(311.7)
	(1,389.8)	(8,205.8)	(2,157.3)	(5,744.8)	10,046.0	(7,451.7)
Net assets	9,382.2	15,463.9	10.4	29,743.2	(44,793.1)	9,806.6
Attributable to:
Equity shareholders’ funds	9,382.2	15,463.9	10.4	29,318.8	(44,793.1)	9,382.2
Non-controlling interests	—	—	—	424.4	—	424.4
Total equity	9,382.2	15,463.9	10.4	29,743.2	(44,793.1)	9,806.6

Notes to the consolidated financial statements (continued)

31.    Condensed consolidating financial information for bonds issued by WPP Finance 2010 with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors (continued)

Condensed consolidating balance sheet information (continued)

At 31 December 2017, £m1

	WPP plc	Subsidiary Guarantors	WPP Finance 2010	Other Subsidiaries	Reclassifications/ Eliminations	Consolidated WPP plc
Non-current assets
Intangible assets:
Goodwill	—	—	—	12,952.9	—	12,952.9
Other	—	—	—	2,018.4	—	2,018.4
Property, plant and equipment	—	16.5	—	963.0	—	979.5
Investment in subsidiaries	14,638.1	27,746.7	—	—	(42,384.8)	—
Interests in associates and joint ventures	—	—	—	1,065.2	—	1,065.2
Other investments	—	—	—	1,153.5	—	1,153.5
Deferred tax assets	—	—	—	160.3	—	160.3
Trade and other receivables	—	—	1.6	174.6	—	176.2
Intercompany receivables[2]	—	203.3	2,078.3	7,649.3	(9,930.9)	—
	14,638.1	27,966.5	2,079.9	26,137.2	(52,315.7)	18,506.0
Current assets
Corporate income tax recoverable	—	—	—	234.7	—	234.7
Trade and other receivables	0.3	457.3	0.1	12,073.0	—	12,530.7
Intercompany receivables[2]	1,661.4	1,713.8	65.7	5,268.7	(8,709.6)	—
Cash and short-term deposits	—	231.2	—	6,687.3	(4,527.1)	2,391.4
	1,661.7	2,402.3	65.8	24,263.7	(13,236.7)	15,156.8
Current liabilities
Trade and other payables	(16.9)	(113.9)	(19.6)	(14,090.7)	—	(14,241.1)
Intercompany payables[2]	(2,808.3)	(5,607.8)	—	(293.5)	8,709.6	—
Corporate income tax payable	—	—	—	(649.3)	—	(649.3)
Bank overdrafts, bonds and bank loans	(2,627.7)	(1,871.8)	(27.4)	(624.3)	4,527.1	(624.1)
	(5,452.9)	(7,593.5)	(47.0)	(15,657.8)	13,236.7	(15,514.5)
Net current (liabilities)/assets	(3,791.2)	(5,191.2)	18.8	8,605.9	—	(357.7)
Total assets less current liabilities	10,846.9	22,775.3	2,098.7	34,743.1	(52,315.7)	18,148.3
Non-current liabilities
Bonds and bank loans	—	—	(2,087.1)	(4,163.3)	—	(6,250.4)
Trade and other payables	—	—	—	(992.8)	—	(992.8)
Intercompany payables[2]	(1,359.6)	(8,137.2)	—	(434.1)	9,930.9	—
Deferred tax liabilities	—	—	—	(513.7)	—	(513.7)
Provision for post-employment benefits	—	—	—	(206.3)	—	(206.3)
Provisions for liabilities and charges	—	—	—	(229.0)	—	(229.0)
	(1,359.6)	(8,137.2)	(2,087.1)	(6,539.2)	9,930.9	(8,192.2)
Net assets	9,487.3	14,638.1	11.6	28,203.9	(42,384.8)	9,956.1
Attributable to:
Equity shareholders’ funds	9,487.3	14,638.1	11.6	27,735.1	(42,384.8)	9,487.3
Non-controlling interests	—	—	—	468.8	—	468.8
Total equity	9,487.3	14,638.1	11.6	28,203.9	(42,384.8)	9,956.1

Notes

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers, as described in the accounting policies.
[2]	Prior year figures have been restated to reclassify certain intercompany balances in an amount of £2,540.2 million from non-current to current within subsidiary guarantors and other subsidiaries.