Form 20-F
period 2019-12-31
WPP plc
filed 2020-04-30
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2019

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

Telephone: +44(0) 20 7282 4600

E-mail: andrea.harris@wpp.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Ordinary Shares of 10p each American Depositary Shares, each representing five Ordinary Shares (ADSs)	WPP WPP	London Stock Exchange New York Stock Exchange

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

At December 31, 2019, the number of outstanding ordinary shares was 1,328,167,813 which included at such date ordinary shares represented by 15,699,064 ADSs.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. At 31 December 2019, the Group, excluding associates, had 106,786 employees. For the year ended 31 December 2019, the Group had revenue of £13,234.1 million and operating profit of £1,295.9 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP.

A. Selected Financial Data

The selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements of the Company, including the notes thereto.

The selected income statement data for each of the years ended 31 December 2019, 2018 and 2017 and the selected balance sheet data as at 31 December 2019 and 2018 are derived from the consolidated financial statements of the Company that appear elsewhere in this Form 20-F. The selected financial data for prior periods is derived from the consolidated financial statements of the Company previously filed with the Securities and Exchange Commission (SEC) as part of the Company’s Annual Reports on Form 20-F. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2019[1] £m		2018[2] £m		2017[2,3] £m		2016[3] £m		2015 £m
Continuing operations:
Revenue	13,234.1		13,046.7		13,146.4		14,887.3		12,235.2
Operating profit	1,295.9		1,237.9		1,577.9		2,063.1		1,632.0
Profit for the year from continuing operations	707.1		1,001.6		1,663.9		1,501.6		1,245.1
Profit for the year	717.9		1,139.4		1,912.3		1,501.6		1,245.1
Share information:
Earnings per ordinary share from continuing and discontinued operations:
Basic	49.9	p	85.2	p	144.0	p	109.6	p	90.0	p
Diluted	49.5	p	84.3	p	142.4	p	108.0	p	88.4	p
Earnings per ordinary share from continuing operations:
Basic	50.2	p	75.1	p	125.2	p	109.6	p	90.0	p
Diluted	49.8	p	74.3	p	123.8	p	108.0	p	88.4	p
Earnings per ADS[4] from continuing operations:
Basic	251.0	p	375.5	p	626.0	p	548.0	p	450.0	p
Diluted	249.0	p	371.5	p	619.0	p	540.0	p	442.0	p
Dividends per ordinary share	60.00	p	60.00	p	59.75	p	48.33	p	42.49	p
Dividends per ADS (US dollars)[5]	393.88	¢	391.87	¢	397.23	¢	352.41	¢	340.57	¢

[1]  The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

[2]  Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements. No restatement has been made in 2016 or 2015.

[3]  2017 and 2016 figures were restated for the adoption of IFRS 15 Revenue from Contracts with Customers in the 2018 Form 20-F. No restatement was made in 2015.

[4]  Basic and diluted earnings per American Depositary Share (ADS) have been calculated using the same method as earnings per share, multiplied by a factor of five.

[5]  These figures have been translated for convenience purposes only, using the approximate average exchange rates of US$1.2765 to pound sterling for the year 2019 (2018: US$1.3351, 2017: US$1.2887, 2016: US$1.3547, 2015: US$1.5288). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2019[1] £m	2018[2] £m	2017[3] £m	2016[3] £m	2015 £m
Total assets	31,328.8	33,867.7	33,662.8	34,562.4	28,749.2
Net assets	8,443.5	9,806.6	9,956.1	9,761.7	8,015.8
Called-up share capital	132.8	133.3	133.3	133.2	132.9
Number of shares (in millions)	1,328.2	1,332.7	1,332.5	1,331.9	1,329.4

[1]   The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

[2]   IFRS 9 Financial Instruments was adopted from 1 January 2018. No restatement has been made for years prior to 2018.

[3]   2017 and 2016 figures were restated for the adoption of IFRS 15 Revenue from Contracts with Customers in the 2018 Form 20-F. No restatement was made in 2015.

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

The dividends are also shown translated into US cents per ADS using the approximate average rates as shown on page 2, for each year presented.

	Pence per ordinary share			US cents per ADS
In respect of the year ended 31 December:	Interim or First Interim	Final or Second Interim	Total	Interim or First Interim	Final or Second Interim	Total
2015	15.91	28.78	44.69	121.62	219.99	341.61
2016	19.55	37.05	56.60	132.42	250.96	383.38
2017	22.70	37.30	60.00	146.27	240.34	386.61
2018	22.70	37.30	60.00	151.53	249.00	400.53
2019	22.70	—	22.70	144.88	—	144.88

The 2019 interim dividend was paid on 4 November 2019 to share owners on the register at 4 October 2019. Given the significant uncertainty over the coming months of the impact of Covid-19, we are taking prudent action now to maintain our liquidity and ensure that we emerge from this global crisis strong, secure and ready to meet the continuing needs of our clients, shareholders and other stakeholders. Therefore, the Board is suspending the 2019 final dividend of 37.30 pence per share, which was due to be proposed at the 2020 Annual General Meeting (AGM).

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
Covid-19 Pandemic
The coronavirus pandemic is adversely affecting and is expected to continue to adversely affect our business, revenues, results of operations, financial condition and prospects.

While we expect the impacts of Covid-19 to have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature or duration of these impacts at this time.

Strategic risks
The failure to successfully complete the three-year strategic plan to return the business to growth by the end of 2021 and simplify our structure.

A failure or delay in completing the transformation plan and/or returning the business to growth, may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects. The Covid-19 pandemic is impacting the implementation of the transformation plan, and we cannot predict the extent or duration of the impact.

Operational risks

Clients

We compete for clients in a highly-competitive industry which has been evolving and undergoing structural change and is being adversely impacted by the Covid-19 pandemic. Client loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to recessionary economic conditions or a shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

The competitive landscape in our industry is constantly evolving and the role of traditional agencies is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement, social media and professional services and consultants and consulting internet companies.

Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time. The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, and by loss of reputation, and may be limited by clients’ policies on conflicts of interest.

There are a range of different impacts on our clients globally as a consequence of the Covid-19 pandemic. In the short-term media spend has largely remained committed or diverted to alternative channels but there is an increasing volume of cancellations. Project and retained work have continued in most sectors but activity has begun to decline. New business pitches continue where the process was already underway, but there is increased uncertainty in the future pipeline. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses. The risk of client loss or reduction in marketing budgets has increased significantly.

We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our 10 largest clients accounted for 15% of revenues in the year ended 31 December 2019. Clients can reduce their marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

Principal risk	Potential impact

People, culture and succession

Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial and management talent, or are unable to retain and incentivise key talent as a consequence of the cost saving actions implemented to maintain liquidity during the Covid-19 pandemic and reduction in economic activity.

We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients. We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

To maintain our liquidity position through the current crisis, cost reduction measures have already been taken which impact our people include freezing new hires, postponing salary increases for 2020 and reducing salaries or fees for the Board, Executive Committee, CEO and senior employees. Further additional measures including reduced working hours or severances will also be required which may lead to challenges in retaining and attracting key talent during this period of disruption and at the beginning of a recovery.

Cyber and information security

We are undertaking a series of IT transformation programmes to support the Group’s strategic plan and a failure or delay in implementing the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business. During the transformation, we are still reliant on legacy systems which could restrict our ability to change rapidly.

A cyber-attack could result in disruption to one or more of our businesses or the security of data being compromised.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.

Nearly 95% of the Group’s people are working remotely as a consequence of the Covid-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

Financial risks

Credit risk
We are subject to credit risk through the default of a client or other counterparty.

We are generally paid in arrears for our services. Invoices are typically payable within 30 to 60 days.

We commit to media and production purchases on behalf of some of our clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to us to pay those amounts and there could be an adverse effect on our working capital and operating cash flow.

A significant number of our clients and suppliers are adversely financially impacted by the Covid-19 pandemic and economic inactivity across markets in periods of lockdown. Clients may seek to renegotiate payment terms, ask for discounts or fail to honour their payment obligations which would have an adverse impact on our working capital and operating cash flow.

Internal controls
Our performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place.

Failure to ensure that our businesses have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.

Principal risk	Potential impact

Internal control over financial reporting

The Group has identified a material weakness in its internal control over financial reporting that, if not properly remediated, could adversely affect its results of operations, investor confidence in the Group and the market price of its ADSs.

As disclosed in Part II, Item 15 of this Form 20-F, in connection with the Group’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, the Group has identified a material weakness in its internal control over financial reporting with respect to management’s review of the impairment assessment of intangible assets and goodwill, specifically the selection of appropriate discount rates for use in the impairment calculations. As a result of such material weakness, the Group concluded that its internal control over financial reporting was not effective. This material weakness identified did not result in any adjustments or restatements of the Group’s consolidated financial statements or disclosures for the year ended December 31, 2019 or for any prior period.

As further described in Part II, Item 15 of this Form 20-F, the Group is currently taking actions to design and implement a remediation plan to address the material weakness. If remedial measures are insufficient to address the material weakness, or if additional material weaknesses in internal control are discovered or occur in the future, the Group’s ability to accurately record, process and report financial information and consequently, its ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of the Group’s financial reporting, which could have a negative effect on the trading price of the Group’s ADSs.

Compliance risks

Data Privacy

We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches.

Existing and new data protection laws, GDPR and the CCPA and legislation in the markets in which we operate concerning user privacy, use of personal information, consent and online tracking may restrict some of our activities and increase costs. Privacy regulators have continued to underline the obligation on businesses to ensure continued compliance with data privacy legislation during the Covid-19 pandemic.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects.

Governments and public health officials have mandated precautions to mitigate the spread of Covid-19 including lock-downs and remote working. Nearly 95% of our people are working which has the potential to increase the risk of compromised data securities.

Taxation
We may be subject to regulations restricting our activities or effecting changes in taxation.

Changes in local or international tax rules, for example as a consequence of the financial support programmes being implemented by governments during the Covid-19 crisis, changes arising from the application of existing rules, or challenges by tax or competition authorities, for example, the European Commission’s State Aid decision into the Group Financing Exemption in the UK CFC rules, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

Regulatory
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which we operate.

We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption could expose us to civil and criminal sanctions.

Principal risk	Potential impact

Sanctions
We are subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.

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

Emerging risks
Increased frequency of extreme weather and climate-related natural disasters.

This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety of our people and significantly disrupt our operations. At present 9% of our headcount are located in countries at “extreme” risk from the physical impacts of climate change in the next 30 years.

Increased reputational risk associated with working on environmentally detrimental client briefs.

As consumer consciousness around climate change rises, our sector is seeing increased scrutiny for our role in contributing to consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.

ITEM 4. INFORMATION ON THE COMPANY

WPP’s is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. The Company provides these services through a number of established global, multinational and national operating companies that are organised into three reportable segments. The largest reportable segment is Global Integrated Agencies, which accounted for approximately 77% of the Company’s revenues in 2019. The remaining 23% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. Excluding associates, the Company currently employs over 106,000 full-time people in 112 countries.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by ADRs or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2019 the Company had a market capitalisation of approximately £13.410 billion.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as J. Walter Thompson Company LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ) in 2016. During 2018, the Company focused on simplifying its organisation with the completion of the merger of VML and Y&R to create VMLY&R as well as the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe. The merger of Wunderman and J. Walter Thompson to create Wunderman Thompson began at the end of 2018 and was finalized in 2019. In July 2019, the Company entered into an agreement to sell 60% of the Kantar group to Bain Capital Private Equity. The transaction was completed with respect to the sale of approximately 90% of the Kantar group in December 2019. Completion of the sale of the remaining approximately 10% of the Kantar group is expected to occur in 2020.

The Company received £1,917.0 million and £440.3 million and spent £228.8 million related to acquisitions and disposals in 2019, 2018 and 2017, respectively, including proceeds on disposal of investments and subsidiaries, payments in respect of earnout payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £394.1 million, £375.2 million and £326.2 million, respectively, and cash spent on share repurchases and buybacks was £43.8 million, £207.1 million and £504.2 million, respectively.

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

B. Business Overview

Introduction

Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 29 to 33.

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

The Company is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services.

A key element of our strategy is to align our technology capabilities more closely with our creative expertise, and to simplify WPP through the creation of fewer, stronger, integrated agencies. Recent restructuring actions, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganization of our specialist healthcare agencies, mean that certain units have been reclassified between the previously reported sectors. As a result, several businesses that were reported within Public Relations & Public Affairs, and Brand Consulting, Health & Wellness and Specialist Communications, have been merged with entities within Advertising & Media Investment Management (AMIM). These include Wunderman Thompson, VMLY&R, Ogilvy PR and OgilvyOne. Additionally, the US healthcare companies have been re-aligned with strong agency partners within AMIM, and Burson Marsteller and Cohn & Wolfe have been merged to form Burson Cohn & Wolfe. Furthermore, WPP completed the transaction to sell a 60% stake in Kantar to Bain Capital Private Equity in December 2019.

As a consequence of these moves, which reflect changes in the way we manage the business and report internally, WPP is now organized into three sectors – Global Integrated Agencies; Public Relations; and Specialist Agencies. Kantar, representing materially all of the Data Investment Management segment of the Group, is now excluded from the sector analysis as it is classified as discontinued operations. This change only affects the business sector reporting structure of the results; there is no change to the Group-level financial statements or geographical segmentation.

Global Integrated Agencies

WPP’s integrated agency networks include Ogilvy, VMLY&R, Wunderman Thompson, Grey, GroupM and Hogarth. Among the principal functions of these agencies are the planning and creation of marketing, branding campaigns, design and production of advertisements across all media, and media buying services including strategy & business development, media investment, data & technology and content.

Public Relations

WPP’s public relations companies advise clients who are seeking to communicate with a range of stakeholders from consumers to governments and the business and financial communities. They include WPP’s public relations specialists, Burson Cohn & Wolfe and Hill+Knowlton Strategies, as previously reported but excluding Ogilvy PR which now sits within Global Integrated Agencies as part of Ogilvy.

Specialist Agencies

Specialist agencies represent WPP’s other agencies that specialise in certain areas, whether by region or range of services. They include AKQA, GTB, Geometry, WPP Brand Consulting and Commarco.

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs from continuing operations attributable to each reportable segment in which the Company operates.

Revenue[1]	2019		2018[2]		2017[2]
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	10,205.2	77.1	9,930.7	76.1	10,028.6	76.3
Public Relations	956.5	7.2	931.7	7.1	915.0	7.0
Specialist Agencies	2,072.4	15.7	2,184.3	16.8	2,202.8	16.7
Total	13,234.1	100.0	13,046.7	100.0	13,146.4	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements. As a result, Data Investment Management is now excluded from the segment analysis.

Revenue less pass-through costs[1]	2019		2018[2]		2017[2]
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	8,108.1	74.7	8,070.8	74.2	8,315.3	74.6
Public Relations	898.0	8.3	879.9	8.1	864.3	7.8
Specialist Agencies	1,840.4	17.0	1,925.0	17.7	1,964.3	17.6
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[2]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements. As a result, Data Investment Management is now excluded from the segment analysis.

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs from continuing operations attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2019		2018[3]		2017[3]
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,854.7	36.7	4,851.7	37.2	5,083.5	38.7
United Kingdom	1,797.1	13.6	1,785.6	13.7	1,737.4	13.2
Western Continental Europe	2,628.8	19.8	2,589.6	19.8	2,455.7	18.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,953.5	29.9	3,819.8	29.3	3,869.8	29.4
Total	13,234.1	100.0	13,046.7	100.0	13,146.4	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the US with revenue of £4,576.5 million (2018: £4,576.1 million, 2017: £4,782.0 million).
[3]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs[1]	2019		2018[3]		2017[3]
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,034.3	37.2	4,059.7	37.3	4,335.2	38.9
United Kingdom	1,390.1	12.8	1,393.8	12.8	1390.0	12.5
Western Continental Europe	2,176.4	20.1	2,182.9	20.1	2,063.7	18.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,245.7	29.9	3,239.3	29.8	3,355.0	30.1
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[2]	North America includes the US with revenue less pass-through costs of £3,806.3 million (2018: £3,836.0 million, 2017: £4,089.9 million).
[3]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

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

Our strategy

When we launched our new strategy in December 2018, we described it as one of radical evolution. Radical because we needed to take decisive action to stabilise the Company and reposition it for growth; an evolution because ours is a talent business, and we need to transform at a deliberate pace – taking our people and clients with us on the journey.

In 2019 we laid the groundwork by making major structural changes to the Company. We implemented the mergers announced in the second half of 2018, creating fewer, stronger agency brands. We have completed more than 50 disposals in the past two years – the most significant being the sale of 60% of Kantar to Bain Capital.

Our strategy focuses on growth. The savings from restructuring our business will allow us to increase investment in the areas that will drive top-line growth in the future: creativity, technology and talent.

The five elements of our corporate strategy are:

•	Vision & Offer. A vision developed with our people and clients and a refreshed, more contemporary offer to meet the needs of our clients in a rapidly changing market.

•	Creativity. A renewed commitment to creativity, WPP’s most important competitive advantage.

•	Data & Technology. Harnessing the strength of our marketing and advertising technology, and unique partnerships with technology firms, for the benefit of clients.

•	Simpler Structure. Reducing complexity and making sure our clients can access the best resources from across the Company.

•	People & Culture. Investment in our people, our culture and a new set of values to ensure WPP is the natural home for the best and brightest talent.

Sustainability

Our clients look to us for the insight, expertise and creativity to balance these interconnected pressures and communicate their purpose effectively and authentically. Our own sustainability strategy helps us to meet changing client expectations with strong and credible propositions, while reducing risks and creating a resilient business for the long term.

Our sustainability strategy supports all five elements of our corporate strategy, which we launched in late 2018. Below sets out the most material ways in which sustainability supports our strategy.

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

Social investment: Our pro bono work can make a significant difference to charities and non-governmental organisations (NGOs), enabling our partners to raise awareness and funds, recruit members, and achieve campaign objectives. Pro bono work benefits our business too, providing rewarding creative opportunities for our people that often result in award-winning campaigns that raise the profile of our companies.

Inclusive and diverse teams: Creativity thrives on diversity of background and thought. This makes having an inclusive and diverse workplace essential to our long-term business success. We want all of our people to feel valued and able to fulfil their potential, regardless of gender, ethnicity, age or disability.

•	Data & Technology.

Privacy and data ethics: Data – including consumer data – can play an essential role in our work for clients. Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients. We have a responsibility to look after this data carefully, to collect data only when needed and with consent where required, and to store and transfer data securely.

•	Simpler Structure.

Greener office space: Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We are reducing the overall number of offices we occupy, moving to Campus locations that use green building standards and reduce our impact, help us to use space more efficiently and encourage collaboration between our companies.

•	People & Culture.

Shared values across our business and supply chain: Strong employment policies, investment in skills and inclusive working practices help us recruit, motivate and develop the talented people we need to serve our clients in all disciplines across our locations. Selecting suppliers and partners who adopt standards consistent with our own can reduce costs, improve efficiency and protect our reputation.

Clients

•	1 in 5 of our top 50 clients have made commitments to carbon neutrality. 80% of our top 50 client leads have discussed sustainability with their clients.

People

•	We spent £38.7 million on training in 2019.

•	At year-end 2019, women comprised 37% of the WPP Board and Executive leadership roles, 50% of Senior Managers, and 55% of total employees.

Environment

•	In 2019, WPP committed to take the ‘plastic’ out of ‘Wire and Plastic Products’ by:
–	phasing out plastics that cannot be reused, recycled or composted across all of our 3,000+ agency offices and campuses worldwide by the end of 2020;
–	signing up to the New Plastics Economy Global Commitment led by UN Environment and the Ellen MacArthur Foundation which aims to unite businesses, governments and other stakeholders behind a common vision for a plastics system that works; and
–	pledging to work with clients and partners to drive consumer change at scale.

•	Our scope 1 and 2 market-based emissions per full-time employee for 2019 were 0.60 tonnes of CO2e, a 21% reduction from 2018.

Social investment

•

Our pro bono work was worth £10.6 million in 2019 for clients including UN Women and WildAid. We also made cash donations to charities of £5.2 million, resulting in a social investment worth £15.8 million. This is equivalent to 1.6% of profit before tax.

•	WPP media agencies negotiated free media space worth £18.9 million on behalf of pro bono clients, 1.92% of profit before tax.

Clients

The Group works with 348 of the Fortune Global 500, all 30 of the Dow Jones 30, 70 of the NASDAQ 100, and 69 of the FTSE 100.

The Company’s 10 largest clients accounted for 15% of the Company’s revenues in the year ended 31 December 2019. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2019. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

IT

The IT transformation programmes will underpin our three-year strategic plan and enhance our data security.

Since the launch of the WPP Data Privacy and Security Charter in 2018 we have issued incremental updates to reflect regulatory and best practice changes as well as to reflect changes to our business. The Charter helps us communicate our approach to data to our people and clients, setting out core principles for responsible data management through our Data Code of Conduct, our IT security, privacy and social media policies, and our security standards (which are based on ISO 27001).

Our Group Chief Privacy Officer leads our work on privacy, supported by our Data Protection Officer. Together, they provide practical guidance and support to our agencies on data ethics, ensure that privacy risks are well understood across the business, help us prepare for relevant new regulation, and promote best practices.

Our networks and companies have appointed privacy leads to oversee the implementation of our policies at a local level. They report progress via our Group Chief Counsel and Group Chief Privacy Officer.

Our company-wide audit programme includes controls reflecting the technical and organisational measures in place to protect data as well as specific data privacy controls. Our internal audit team runs a rolling-programme of audits across our companies to review privacy risks and practices using these controls.

Suppliers who collect, manage or store employee, consumer or client data on behalf of WPP, our companies and our clients must have the right data security and privacy standards in place. We conduct due diligence on data suppliers and embed privacy requirements in our supplier contracts.

We develop principles on privacy and data protection and compliance with local laws. We implemented extensive training ahead of General Data Protection Regulation (GDPR) implementation in 2018 and the roll out of a GDPR toolkit to assist our people to prepare for implementation and will do the same as new legislation is adopted in other markets.

We monitor and log our network and systems and keep raising our people’s security awareness through our WPP Safer Data training and mock phishing attacks.

Our Safer Data platform continues to be enhanced and is a resource well used across the group. The platform provides information, guidance and resources to help our people understand privacy risks and to apply our policies to their work. The platform also includes our regulatory toolkits for GDPR, California Consumer Privacy Act (CCPA) and Brazil’s Lei Geral de Proteção de Dados (LGPD), model data protection contract clauses, privacy impact assessment tools, policy templates and other topic-specific or jurisdiction-specific guidance and resources.

We will relaunch our mandatory global Privacy and Data Security Awareness online training in 2020. There will be updates to both the style and content of the training, making it more engaging and relevant and ensuring our people are well-trained in our data responsibilities as a company and in their individual roles. Our team also continues to run face-to-face training to reflect specific topics or regulations, for example we have trained over 1,000 of our employees on the new CCPA.

We use our Data Health Checker to review privacy risks and data security practices in our businesses. This provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. The results show us that the majority of our companies continue to have measures in place that meet or exceed their level of privacy risk (the average risk score is 2.14, where 5 is the maximum risk score). Of those companies surveyed, 80% have a dedicated privacy lead.

C. Organizational Structure

The Company’s business comprises the provision of creative transformation services on a national, multinational and global basis. It operates out of over 3,000 offices in 112 countries (including associates). For a list of the Company’s principal subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. In the United States the sole owned property was the 214,000 square foot VMLY&R office condominium for their headquarters located at 3 Columbus Circle in New York, New York, which was sold and converted to a leased location in Q1 2019 in addition to 160,000 of square feet of space already leased. Other owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain and UK). Principal leased properties, which include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom, Essence, Xaxis, Kinetic, WPP	690,000
636 Eleventh Avenue, New York, NY	Ogilvy, Geometry, MJM, Hogarth, BDG	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Wavemaker, Mediacom, Mindshare, Geometry, Hill+Knowlton Strategies, Global Team Blue, Sudler MDS, Burson Cohn & Wolfe, Peclars, Hogarth, Wunderman Thompson, Superunion, Kinetic	488,000
Calle de Ríos Rosas, 26, Madrid	GroupM, Grey, WPP Health & Wellness, Ogilvy, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Axicom, WPP, Lambie Nairn, Finance +, Superunion, SCPF, VMLY&R, Wunderman Thompson	382,402
The Orb Adjacent to JW Marriott Sahar, Chatrapati Shivaji International Airport, Andheri East, Mumbai	GroupM, Wavemaker, Mindshare, Mediacom, Kinetic, Ogilvy, Grey, Wunderman Thompson, Hill+Knowlton Strategies, Fitch, Landor, VMLY&R, Genesis Burson Cohn & Wolfe, WPP	375,000
3 Columbus Circle, New York, NY	VMLY&R, Midas Exchange, Berlin Cameron, CMI, Taxi, Red Fuse, Finsbury, Fitch, WPP Health	374,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Burson Cohn & Wolfe, Landor, Finance +, GCI Health, SJR, Townhouse	349,000
Tower B, DLF Cyber Park, Gurugram	GroupM, Wavemaker, Mindshare, Mediacom, Ogilvy, Wunderman Thompson, Hogarth, Grey, Global Team Blue, AKQA, ADK, WPP (Q4 2020 Occupancy)	340,000
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy, Wunderman Thompson, Geometry, Global Team Blue, GroupM, Burson Cohn & Wolfe, Hill+Knowlton Strategies, The Futures Company, Kinetic	277,400
333 North Green Street, Chicago, IL	Burson Cohn & Wolfe, Branding, Geometry, GroupM, Hill+Knowlton Strategies, Kinetic, Ogilvy, VMLY&R, Wunderman Thompson, Hogarth, WBA	265,108
125 Queens Quay, Toronto	GroupM, Ogilvy, Wunderman Thompson, VMLY&R, Grey, Hill+Knowlton Strategies (Estimated Q4 2021 Occupancy)	258,053
Sea Containers House, Upper Ground, London SE1	Ogilvy, Wavemaker, WPP	226,000
550 Town Center Drive, Dearborn, MI	Global Team Blue, PRISM, Burrows, POSSIBLE, VMLY&R	217,900

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2019, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £661.8 million.

In 2019, 25% of our floorspace was certified to advanced sustainability standards such as Leadership in Energy and Environmental Design (LEED) and Building Research Establishment Environmental Assessment Method (BREEAM), meeting our 2020 target a year early.

In 2019, we opened five new Campuses in Helsinki, Bucharest, Amsterdam, Madrid and Mumbai, bringing our total to 16 WPP Campuses across four continents. We will continue to develop Campus co-locations to house our agencies in major cities, which deliver world-class working environments and increased efficiencies. Before the end of 2020, we will open a further three campuses and aim to have 75,000 people in 60 Campus locations worldwide by 2023.

See note 13 to the consolidated financial statements for a schedule by years of lease payments as at 31 December 2019.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As introduced on page 9, certain Non-GAAP measures are included in the operating and financial review and prospects.

A. Operating Results

Overview

WPP is a creative transformation company with a service offering that allows us to meet the present and future needs of our clients. Our business model is client-centric, and we leverage resource and skills across our internal structures to provide the best possible service. The Company offers services in three reportable segments:

•	Global Integrated Agencies;

•	Public Relations

•	Specialist Agencies

In 2019, approximately 77% of the Company’s consolidated revenues from continuing operations were derived from Global Integrated Agencies, with the remaining 23% of its revenues being derived from the remaining two segments.

The following discussion is based on the Company’s audited consolidated financial statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

We presented the strategy in December 2018. Our vision was to become a creative transformation company, one that combined outstanding human talent and imagination with expertise in technology and data, and behaved not as a financial conglomerate or group of separate businesses, but as a unified whole.

We defined a new purpose – to use the power of creativity to build better futures for our people, clients and communities. And we set new financial targets to allow us to invest in the long-term health of our business and deliver sustainable growth for our shareholders. The progress in 2019 is outlined below.

•

Vision & Offer. Won significant client assignments based on new offer. Increased investment in faster-growth areas of offer: experience, commerce and technology. Strong presence at events celebrating creativity, innovation and technology. Launched WPP iQ, a new online space for the best insight and industry intelligence from across the Company.

•

Creativity. Recruitment of high-profile creative leaders, including six key hires in the United States. Strong performance at Cannes, including five Grand Prix, one Titanium Lion, 17 Gold, 59 Silver and 107 Bronze. Continued demonstration of creative firepower with four spots at Super Bowl 2020.

•

Data & Technology. Established the WPP technology team and cross-agency Technology Council. Developed 360° partner programmes with all our key technology partners (Adobe, Amazon, Facebook, Google, IBM, Microsoft and Salesforce). Rationalised our internal product development strategy.

•

Simpler Structure. Clients: Appointed 17 Global Client Leaders to head up our most important client relationships; Won 18 new major global accounts; and Expanded almost half of our existing top-50 client relationships. Companies: Sale of 60% share in Kantar; 22 disposals of non-core businesses; and

100 local office mergers and 80 business unit closures. Countries: Established our WPP Campus strategic vision; and Opened new Campuses in Helsinki, Bucharest, Madrid, Amsterdam and Mumbai.

•

People & Culture. Programme to promote new values across the Company. Reinvigorated creative recruiting and hiring experience. Enhanced our employee experience with more defined and supported career paths. Developed more inclusive policies and benefits for employees.

The share price increased by 26% in 2019, closing at 1,066.5 pence at year end. Since then it has declined to 545.0 pence, down 49%, at 24 April 2020. Dividends in respect of 2019 are 22.7 pence, a decrease from 60.0 pence in respect of 2018. Given the significant uncertainty over the coming months due to Covid-19, as previously discussed, the Board is suspending the 2019 final dividend of 37.3 pence per share.

Continuing operations

Revenue was up 1.4% at £13.234 billion. Revenue on a constant currency basis was up 0.2% compared with last year, the difference to the reportable number reflecting the weakness of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was flat. Billings were £53.059 billion, down 0.3%, down 1.4% in constant currency and down 1.0% like-for-like.

The Group’s revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, headline operating profit continue to be skewed to the second half of the year, with the Group earning approximately 40% of its headline operating profit in the first half and 60% in the second half.

Operating profit was up 4.7% to £1.296 billion from £1.238 billion, up 4.3% in constant currency. Headline operating profit was down 5.5% to £1.561 billion, from £1.651 billion and down 5.6% in constant currency. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to operating profit of £61 million.

Profit before interest and tax was up 3.4% to £1.311 billion from £1.268 billion. Headline PBIT for 2019 was down 5.8% to £1.623 billion, from £1.723 billion and down 6.0% in constant currencies.

Profit before tax fell by 21.9% to £0.982 billion from £1.258 billion. In constant currencies, profit before tax fell by 22.3%. Headline profit before tax was down 11.7% to £1.363 billion from £1.543 billion. The difference between profit before tax and headline profit before tax reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment charges.

Profit after tax fell by 29.4% to £0.707 billion from £1.002 billion. In constant currencies, profit after tax fell 30.3%.

Profits attributable to shareholders fell 33.0% to £0.628 billion from £0.937 billion, again reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment. In constant currencies, profits attributable to shareholders fell by 33.8%.

Diluted earnings per share fell by 41.3% to 49.5p from 84.3p and decreased 42.3% in constant currencies.

Net cash inflow from operating activities increased to £1.851 billion in the year from £1.694 billion in 2018. In 2019, operating profit was £1.580 billion, depreciation, amortisation and goodwill impairment £734 million, non-cash share-based incentive charges £71 million, working capital and provisions inflow £350 million, net interest paid £190 million, tax paid £536 million, lease liabilities (including interest) paid £355 million, capital expenditure £394 million, earnout payments £130 million and other net cash outflows £86 million. Free cash flow was, therefore, an inflow £1.044 billion. This free cash flow was enhanced by £2.221 billion in net cash acquisition payments and disposal proceeds (of which £1.971 billion was the Kantar disposal net of cash disposed and costs, and £250 million of net income from other disposal proceeds net of acquisition payments) and absorbed by £44 million in share buybacks and £750 million in dividends. This resulted in a net cash inflow of £2.471 billion.

Debt financing was £4.509 billion at 31 December 2019, compared to £6.660 billion at 31 December 2018. Average net debt in 2019 was £4.282 billion, compared to £5.025 billion in 2018, at 2019 exchange rates. On 31 December 2019 net debt was £1.540 billion, against £4.017 billion on 31 December 2018, a decrease of £2.477 billion (a decrease of £2.313 billion at 2019 exchange rates). The reduced period end debt figure reflects the benefit of £1.971 billion proceeds in relation to the disposal of 60% of the Group’s interest in Phase 1 of the Kantar business.

Discontinued operations

As a result of the Kantar sale, the Group has classified Kantar as held for sale under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations which is as described in the accounting policies section of the consolidated financial statements. As Kantar classifies as held for sale under IFRS 5, the profit for the year is presented as discontinued operations on the income statement. The decrease in profit for the year from £138 million in 2018 to £11 million in 2019 primarily reflects the goodwill impairment on classification as held for sale of £95 million and the tax expense on the disposal of £157 million, partially offset by the gain on sale of £74 million.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline operating profit. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2019, 2018 and 2017 is presented in note 2 to the consolidated financial statements. To supplement the reportable segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue growth and revenue less pass-through costs growth by geographical area and reportable segment on a reported, constant currency, and like-for-like basis. Headline operating profit and headline operating profit margin by reportable segment are also provided below.

Geographical area

Revenue Analysis
	Reported revenue change %+/(-)		Constant currency revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2019	2018[1]	2019	2018[1]	2019	2018[1]
North America	0.1	(4.6)	(4.1)	(1.4)	(5.0)	(2.5)
United Kingdom	0.6	2.8	0.6	2.8	1.8	1.8
Western Continental Europe	1.5	5.5	2.9	5.8	1.5	3.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3.5	(1.3)	3.6	3.5	4.7	4.8
Total Group	1.4	(0.8)	0.2	2.1	0.0	1.3
[1]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] change %+/(-)		Constant currency revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2019	2018[2]	2019	2018[2]	2019	2018[2]
North America	(0.6)	(6.4)	(4.7)	(3.1)	(5.7)	(3.9)
United Kingdom	(0.3)	0.3	(0.3)	0.3	0.3	(0.2)
Western Continental Europe	(0.3)	5.8	1.0	6.0	0.7	3.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	0.2	(3.4)	0.4	1.6	1.4	2.2
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[2]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

North America constant currency revenue less pass-through costs was down 4.7% in the year and down 5.7% like-for-like, with a significant improvement in the second half. Revenue less pass through costs was down 4.0% in the second half on a like-for-like basis compared to down 7.3% in the first half as the negative effect of some of the 2018 client assignment losses started to ease.

United Kingdom constant currency revenue less pass-through costs was down 0.3% in the year and up 0.3% on a like-for-like basis, with the Group’s global integrated agencies and particularly GroupM performing less well in the second half of the year, partly offset by a significant improvement in the Group’s specialist public relations businesses.

Western Continental Europe constant currency revenue less pass-through costs grew 1.0% in the year with like-for-like up 0.7%, the second strongest performing region. Germany was significantly stronger in the second half of the year, partly offset by a softening in France, Italy and the Netherlands.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue less pass-through costs growth in the region was 0.4% for the year with like-for-like growth 1.4%, the strongest performing region. Like-for-like growth improved in the second half to 1.8%, compared to 1.1% in the first half, with Africa & the Middle East improving significantly, partly offset by a slight softening in Asia Pacific and Latin America.

Reportable Segments

Revenue Analysis
	Reported revenue change %+/(-)		Constant currency revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2019	2018[1]	2019	2018[1]	2019	2018[1]
Global Integrated Agencies	2.8	(1.0)	1.5	1.9	1.4	1.4
Public Relations	2.7	1.8	0.5	4.7	(0.7)	4.0
Specialist Agencies	(5.1)	(0.8)	(6.2)	1.8	(5.9)	(0.2)
Total Group	1.4	(0.8)	0.2	2.1	0.0	1.3
[1]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] change %+/(-)		Constant currency revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2019	2018[2]	2019	2018[2]	2019	2018[2]
Global Integrated Agencies	0.5	(2.9)	(0.7)	(0.1)	(0.7)	(0.3)
Public Relations	2.1	1.8	(0.1)	4.7	(1.0)	4.2
Specialist Agencies	(4.4)	(2.0)	(5.6)	0.7	(5.6)	(1.7)
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[2]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Headline operating profit analysis	2019[1]		2018		2017
	£m	Headline operating profit margin[2] %	£m	Headline operating profit margin2, [3] %	£m	Headline operating profit margin2, [3] %
Global Integrated Agencies	1,219.5	15.0	1,228.2	15.2	1,321.4	15.9
Public Relations	140.6	15.7	139.2	15.8	123.5	14.3
Specialist Agencies	200.5	10.9	283.8	14.7	348.3	17.7
Total Group	1,560.6		1,651.2		1,793.2
[1]	IFRS 16 Leases was adopted from 1 January 2019 as described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.
[2]	Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
[3]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Like-for-like revenue less pass-through costs in the Group’s global integrated agencies was down 0.7% in the year, making it the strongest performing sector. There was a significant improvement in the second half of the year, with like-for-like growth of 0.3% compared to down 1.8% in the first half. Grey, Ogilvy, Wunderman Thompson and VMLY&R improved in the second half, partly offset by lower growth in GroupM. As a result, headline operating profit was down £8.7 million from £1,228.2 million for the year ended 2018 to £1,219.5 million for the year ended 2019.

Like-for-like revenue less pass-through costs in the Group’s public relations businesses was down 1.0% in the year, with a significant improvement in the second half, down 0.4% on a like-for-like basis compared to down 1.5% in the first half. The Group’s specialist public relations businesses Finsbury, Glover Park, Hering Schuppener, Buchanan and Clarion performed particularly strongly in the second half of the year. As a result of the above, headline operating profit was up £1.4 million from £139.2 million for the year ended 2018 to £140.6 million for the year ended 2019.

In the Group’s specialist agencies, like-for-like revenue less pass-through costs was down 5.6% in the year, as the Group’s specialist brand consulting, advertising and direct, interactive and ecommerce businesses came under pressure, particularly in North America, Western Continental Europe and Asia Pacific. The Group’s specialist agencies include the specialist global Ford agency, GTB, and performance reflects the loss of the omnichannel work in the second half of 2018. As a result, headline operating profit was down £83.3 million from £283.8 million for the year ended 2018 to £200.5 million for the year ended 2019.

2019 compared with 2018

The financial results for 2019 are based on the Group’s continuing operations and the results of Kantar are presented separately as discontinued operations. The 2017 and 2018 reported numbers have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements, to reflect this change.

Revenues

Revenue was up 1.4% at £13.234 billion. Revenue on a constant currency basis was up 0.2% compared with last year, the difference to the reportable number reflecting the weakness of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was flat.

Costs of services, general and administrative costs

Costs of services increased by 2.5% in 2019 to £10,825.1 million from £10,559.1 million in 2018.

General and administrative costs decreased by 10.9% to £1,113.1 million from £1,249.7 million in 2018, principally in relation to decrease in goodwill impairment, decrease in amortisation and impairment of acquired intangible assets and lower IT costs, partly offset by a gain on disposal of investment in 2018 that did not repeat in 2019.

Staff costs increased by 2.0% to £7,090.6 million from £6,950.6 million in 2018. Staff costs, excluding incentives (short- and long-term incentives and cost of share-based incentives), increased by 2.4%. Incentive payments of £294 million were 15.8% of headline operating profit before incentives, a similar level to £311 million or 15.9% in 2018.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2019 was 106,508 compared to 106,555 in 2018. On the same basis, the total number of people, excluding associates, at 31 December 2019 was 106,786 compared to 105,900 at 31 December 2018, an increase of 0.8%.

As outlined at the investor day on 11 December 2018, we have undertaken a strategic review of our operations. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high-cost severance markets and simplify operational structures. This has included the merger, closure or sale of a number of WPP’s operating companies. It also includes transformation costs with respect to strategic initiatives like co-locations in major cities, IT transformation and shared services.

In 2019, the Group recorded £121 million of restructuring and transformation costs in relation to this plan, in addition to the £212 million in 2018. Of this £333 million total, £220 million relates to actions with a cash cost, with £158 million paid to date – the balance to be paid in 2020 and beyond. Total restructuring and transformation costs in 2019 of £153 million comprise the £121 million above and £32 million of other costs, primarily relating to the continuing global IT transformation programme.

These exceptional costs of £153 million and £48 million of associate company exceptional losses have been partly offset by exceptional gains of £58 million, primarily relating to the gain on the sale of the Group’s investment in Chime.

This gives a net exceptional loss of £143 million and compares with a net exceptional loss in 2018 of £70 million.

Profit before interest and taxation

Profit before interest and tax was up 3.4% to £1.311 billion from £1.268 billion. Headline PBIT for 2019 was down 5.8% to £1.623 billion, from £1.723 billion and down 6.0% in constant currencies.

Finance and investment income, finance costs and revaluation of financial instruments

Net finance costs, finance and investment income less finance costs (excluding the revaluation of financial instruments), were £260 million compared with £180 million in 2018, an increase of £80 million. This primarily reflects additional interest expense related to lease liabilities of £100 million following the adoption of IFRS 16. Revaluation of financial instruments resulted in a loss of £68.4 million in 2019 and a gain of £169.4 million in 2018.

Taxation

The Group’s tax rate on profit before tax was 28.0% in 2019 against 20.4% in 2018.

The difference in the rate in 2019 was principally due to the revaluation of financial instruments not being tax deductible. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Profit for the year

Profit after tax fell by 29.4% to £0.707 billion from £1.002 billion. In constant currencies, profit after tax fell 30.3%. Profits attributable to shareholders fell 33.0% to £0.628 billion from £0.937 billion, again reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment. In constant currencies, profits attributable to shareholders fell by 33.8%.

2018 compared with 2017

Revenues

Reported revenue was down 0.8% at £13,046.7 million. Revenue on a constant currency basis was up 2.1% compared with 2017, the difference to the reportable number reflecting the strength of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was up 1.3%.

Costs of services, general and administrative costs

Costs of services increased by 0.7% in 2018 to £10,559.1 million from £10,481.6 million in 2017.

General and administrative costs increased by 15.0% to £1,249.7 million from £1,086.9 million in 2017, principally in relation to an increase in the provision for bad debts and higher IT costs.

Staff costs decreased by 1.6% to £6,950.6 million from £7,065.1 million. Staff costs, excluding incentives (short- and long-term incentives and cost of share-based incentives), decreased by 1.9%. Incentive payments of £311.3 million were 15.9% of headline operating profit before incentives compared with £294.8 million or 14.1% in 2017. Achievement of target, at an individual Company level, generally generates 15% of headline PBIT, excluding share of results of associates (excluding exceptional gains/losses), before bonus as an incentive pool and 20% at maximum.

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

In 2018, restructuring and transformation costs of £265.5 million comprise £179.7 million of restructuring costs and £85.8 million of transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £212.3 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations. The remaining £53.2 million primarily relates to restructuring costs recorded in the first half of 2018 and transformation costs in relation to the IT transformation programme.

These exceptional costs of £265.5 million and £41.5 million of associate company exceptional losses have been partly offset by exceptional gains of £237.9 million, primarily relating to the gain on the sale of the Group’s investment in Globant S.A.

This gives a net exceptional loss of £69.1 million and compares with a net exceptional loss in 2017 of £49.5 million.

Profit before interest and taxation

As a result of the above, profit before interest and tax was down 24.3% to £1.268 billion from £1.676 billion. Headline PBIT was down 8.8% to £1.723 billion, from £1.890 billion.

Finance and investment income, finance costs and revaluation of financial instruments

Finance income increased to £98.9 million in 2018 from £89.0 million in 2017. Finance costs increased to £279.1 million in 2018 from £261.9 million in 2017. Therefore, net finance costs were £180.2 million, compared with £ 172.9 million in 2017, an increase of £7.3 million. This is due to the higher dollar interest rates. Revaluation of financial instruments resulted in a gain of £169.4 million in 2018 and a gain of £243.9 million in 2017.

Taxation

The Group’s tax rate on profit before tax was 20.4% in 2018 against 4.8% in 2017.

The difference in the rate in 2017 was principally due to an exceptional tax credit in 2017, primarily relating to the re-measurement of deferred tax liabilities following US tax reform. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Profit for the year

Profit after tax fell by 39.8% to £1.002 billion from £1.664 billion. Profits attributable to shareholders fell 40.7% to £936.5 million from £1,579.5 million, again reflecting principally the £265.5 million of restructuring and transformation costs and £183.9 million of goodwill impairment. Diluted earnings per share fell by 40.0% to 74.3p from 123.8p.

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and note 26, which are included as part of the Company’s consolidated financial statements in Item 18 of this Report.

2019 was a foundational year for WPP’s new strategy, driving structural and cultural change: Through mergers formed Wunderman Thompson and VMLY&R to create fewer, stronger agency brands and simplified the Company with the disposal of non-core businesses – easier to manage and a better proposition for clients; Creating multi-agency Campuses worldwide to enhance collaboration and provide a better working environment; and Investing in central WPP teams such as people, technology and marketing & growth to provide greater support to operating companies. We aim to have 75,000 of our people in WPP Campuses by 2023.

WPP is well-capitalised and cash-generative. The disposal programme has simplified WPP and reduced debt to the lower end of target range. WPP has raised over £3.2 billion from over 50 disposals and more than 80 non-core business closures in the past two years. The Group has continued strong cash generation to fund investment. As at 31 December 2019 we had cash of £3.0 billion and total liquidity, including undrawn credit facilities, of £4.8 billion.

Funds returned to shareholders in 2019 totalled £794 million, including dividends and share buybacks. In 2019, 4.6 million shares, or 0.4% of the issued share capital, were purchased at a cost of £44 million. All of these shares were purchased in the fourth quarter.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2019, billings were £53.1 billion, or 4.0 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See additional discussion on liquidity risk in note 26 to the consolidated financial statements.

Debt

The Company’s borrowings consist of bonds and revolving credit facilities, details on the Company’s borrowings are provided in note 10 to the consolidated financial statements.

The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2024. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants. On 14 February 2020, the lending banks approved extending the maturity for a further year to March 2025.

The Group also has a one-year Revolving Credit Facility of A$150 million due June 2020 and a three-year Revolving Credit Facility of A$270 million due June 2021. Borrowings under these facilities are governed by certain financial covenants based on the results and financial position of WPP AUNZ, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 4.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.0 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

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

In 2019, operating profit of continuing and discontinued operations was £1.580 billion, depreciation, amortisation and goodwill impairment £734 million, non-cash share-based incentive charges £71 million, working capital and provisions inflow £350 million, net interest paid £190 million, tax paid £536 million, lease liabilities (including interest) paid £355 million, capital expenditure £394 million, earnout payments £130 million and other net cash outflows £86 million. Free cash flow was, therefore, an inflow of £1.044 billion. This free cash inflow was enhanced by £2.221 billion in net cash acquisition payments and disposal proceeds (of which £1.971 billion was the Kantar disposal net of cash disposed and costs, and £250 million of net income from other disposal proceeds net of acquisition payments) and absorbed by £44 million in share buybacks and £750 million in dividends. This resulted in a net cash inflow of £2.471 billion.

On 31 December 2019, debt financing was £4.509 billion against £6.660 billion on 31 December 2018, a decrease of £2.151 billion. On 31 December 2019 net debt was £1.540 billion, against £4.017 billion on 31 December 2018, a decrease of £2.477 billion (a decrease of £2.313 billion at 2019 exchange rates). The reduced period end debt figure reflects the benefit of £1.971 billion proceeds in relation to the disposal of 60% of the Group’s interest in Phase 1 of the Kantar business. Average net debt in 2019 was £4.282 billion, compared to £5.025 billion in 2018, at 2019 exchange rates.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2019.

Given the significant uncertainty of Covid-19 over the coming months, we are taking prudent action now to maintain our liquidity and ensure that we emerge from this global crisis strong, secure, and ready to meet the continuing needs of our clients, shareholders and other stakeholders. The Board has therefore decided to suspend the £950 million share buyback, funded by proceeds from the Kantar transaction. Since December 2019, we have completed £330 million of the programme. In addition, the Board is suspending the 2019 final dividend of 37.3 pence per share, which was due to be proposed at the 2020 AGM. These two actions together will preserve approximately £1.1 billion of cash. The Board will continue to review the status of the 2019 dividend.

Most of our costs are variable in nature. We have commenced a review of our costs to protect profitability, where possible, from a decline in revenue. At the same time, we want to protect our people as much as possible, as well as our ability to serve clients and grow when markets recover. The immediate actions we have taken include: freezing new hires; reviewing freelance expenditure; stopping discretionary costs, including travel and hotels and the costs of award shows; and postponing planned salary increases for 2020. In addition, members of the WPP Executive Committee, as well as the Board, have committed to taking a 20% reduction in their salaries or fees for an initial period of three months.

We anticipate these measures will generate total in-year savings for 2020 of £700 – 800 million. In addition, we are making a detailed assessment of further actions to reduce cost subject to the impact of the virus on our business over the coming weeks and months.

We have also reviewed our capital expenditure budgets for 2020 and looked at opportunities to improve working capital. We have identified savings in excess of £100 million in property and IT capital expenditure against an initial 2020 budget of around £400 million. On working capital, we have a standing weekly management process to review cash outflows and receipts to monitor our position. We are continuing to work closely with our clients to ensure timely payment for the services we have provided in line with contractual commitments. On media, we are working with clients and vendors to maintain the settlement flow. Should we see any deterioration in payment from our media clients we will take appropriate action to manage our cash position.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Operating Results on pages 16 to 22 and Risk Factors on pages 4 to 7. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include the company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the Covid-19 pandemic from April 2020 onwards compared to 2019, considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks and the final dividend of 2019 and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass through costs declines from 15% to over 35%. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

This section is included in the 2019 WPP Annual Report posted on the Company’s website at www.wpp.com/investors pursuant to UK requirements and is provided in this Form 20-F as supplemental information. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website. The 2019 WPP Annual Report will be furnished to the SEC on Form 6-K.

Summarised financial information about Guarantors and Issuers of Guaranteed Securities

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022, $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 and $812 million of 4.75% bonds due November 2021 (repaid in full on December 27, 2019) with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.

For the year ended 31 December 2019, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Continuing operations
Revenue	—
Costs of services	—
Gross profit	—
Loss for the year from continuing operations	(200.8)
Loss for the year	(200.8)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	198.2
Non-current assets	320.1
Due from Non-Guarantors-short term	137.6
Current assets	1,215.7
Due to Non-Guarantors-short term	(11,310.2)
Current Liabilities	(14,377.5)
Due to Non-Guarantors-long term	(7,182.3)
Non-current liabilities	(8,490.5)

WPP Finance 2010 has in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.

For the year ended 31 December 2019, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Continuing operations
Revenue	—
Costs of services	—
Gross profit	—
Loss for the year from continuing operations	(200.8)
Loss for the year	(200.8)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	198.2
Non-current assets	320.1
Due from Non-Guarantors-short term	310.7
Current assets	1,384.9
Due to Non-Guarantors-short term	(11,310.9)
Current Liabilities	(14,378.1)
Due to Non-Guarantors-long term	(7,182.3)
Non-current liabilities	(8,490.5)

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarized financial information for WPP Finance 2010 and the guarantors is presented on a combined basis and prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the early adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

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

It is clear that the impact of Covid-19 on the business will be significant but it is not possible at this stage to quantify the depth or duration of the impact. As a result, we have withdrawn our previously issued guidance for the 2020 financial year.

Revenue from continuing operations in the first quarter of 2020 was £2.847 billion, down 4.9% compared with the same period last year on a reported basis and down 4.6% on a constant currency basis. Like-for-like revenue was down 3.8% compared with last year.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2019, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
£m	Total	2020	2021	2022	2023	2024	Beyond 2024
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,624.2	211.6	—	211.6	634.9	—	1,566.1
Sterling bonds	400.0	—	—	—	—	—	400.0
US$ bonds	1,178.3	—	—	377.0	—	565.5	235.8
Bank revolvers	101.7	5.3	96.4	—	—	—	—
Subtotal	4,304.2	216.9	96.4	588.6	634.9	565.5	2,201.9
Interest payable	1,039.1	107.9	107.6	103.5	91.4	68.7	560.0
Total	5,343.3	324.8	204.0	692.1	726.3	634.2	2,761.9
Lease liabilities[2]	3,002.5	385.9	384.0	335.4	283.0	220.5	1,393.7
Capital commitments[3]	165.0	107.3	22.7	2.4	32.6	—	—
Investment commitments[3]	21.8	21.8	—	—	—	—	—
Financial derivatives	21.5	4.8	6.6	5.6	5.5	5.5	(6.5)
Estimated obligations under acquisition earnouts and put option agreements	480.6	217.8	52.8	86.9	35.9	41.3	45.9
Total contractual obligations	9,034.7	1,062.4	670.1	1,122.4	1,083.3	901.5	4,195.0

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2019 of £235.7 million. The Group’s net debt at 31 December 2019 was £1,539.6 million and is analysed in Item 5B.

[2]

In addition to the lease liabilities, the total committed future cash flow for leases not yet commenced at 31 December 2019 is £558.0 million. In 2019, variable lease expenses were £74.2 million which primarily include real estate taxes and insurance costs.

[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company expects to make annual contributions to its funded defined benefit plans, as determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2019 amounted to £37.1 million (2018: £44.9 million, 2017: £68.2 million). Employer contributions and benefit payments in 2020 are expected to be approximately £25 million. Projections for years after 2020 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Non-GAAP Information

As introduced on page 9, the following metrics are the Group’s Non-GAAP measures.

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

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2019 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

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

The following table reconciles reported revenue growth for 2019 and 2018 to like-for-like revenue for the same period.

Continuing operations	Revenue
	£m
2017 Reportable[1]	13,146
Impact of exchange rate changes	(372)	(2.9%	)
Changes in scope of consolidation	103	0.8%
Like-for-like growth	170	1.3%
2018 Reportable[1]	13,047	(0.8%	)
Impact of exchange rate changes	165	1.2%
Changes in scope of consolidation	22	0.2%
Like-for-like growth	—	—
2019 Reportable	13,234	1.4%

[1]  Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Headline operating profit

Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of operating profit to headline operating profit is provided in note 32 to the consolidated financial statements.

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

Continuing operations	Year ended 31 December
	2019[1] £m	2018[2] £m	2017[2] £m
Profit before interest and taxation	1,310.6	1,268.4	1,675.9
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Goodwill impairment	47.7	183.9	27.1
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Investment write-downs	7.5	2.0	91.7
Restructuring and transformation costs	153.5	265.5	56.8
Share of exceptional losses/(gains) of associates	47.8	41.5	(0.6)
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Headline PBIT	1,623.1	1,723.2	1,890.5

[1]  The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

[2]  Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

Continuing operations	Year ended 31 December
	2019[1] £m	2018[2] £m	2017[2] £m
Profit before taxation	982.1	1,257.6	1,746.9
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Goodwill impairment	47.7	183.9	27.1
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Investment write-downs	7.5	2.0	91.7
Restructuring and transformation costs	153.5	265.5	56.8
Share of exceptional losses/(gains) of associates	47.8	41.5	(0.6)
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Revaluation of financial instruments	68.4	(169.4)	(243.9)
Headline PBT	1,363.0	1,543.0	1,717.6

[1]  The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

[2]  Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements.

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

Free cash flow is calculated as net cash flow from operating activities plus proceeds from the issue of shares and payments on early settlement of bonds, less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2019 £m	2018[1] £m	2017[1] £m
Net cash inflow from operating activities	1,850.5	1,693.8	1,408.1
Payment on early settlement of bonds	63.4	—	—
Share option proceeds	0.6	1.2	6.4
Earnout payments	(130.2)	(120.2)	(199.1)
Purchases of property, plant and equipment	(339.3)	(314.8)	(288.9)
Purchases of other intangible assets (including capitalised computer software)	(54.8)	(60.4)	(37.3)
Repayment of lease liabilities	(249.8)	—	—
Dividends paid to non-controlling interests in subsidiary undertakings	(96.2)	(106.2)	(87.8)
Free cash flow	1,044.2	1,093.4	801.4

[1] Prior year free cash flow have been re-presented to exclude proceeds on disposal of property, plant, and equipment.

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

Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average net debt is calculated as the average daily net borrowings of the Group. Net debt excludes lease liabilities.

The following table is an analysis of net debt:

	2019 £m	2018 £m	2017 £m
Cash and short-term deposits	2,969.0	2,643.2	2,391.4
Bank overdraft, bonds and bank loans due within one year	(461.3)	(1,025.1)	(624.1)
Bonds and bank loans due after one year	(4,047.3)	(5,634.8)	(6,250.4)
Net debt	(1,539.6)	(4,016.7)	(4,483.1)

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

Critical Accounting Policies

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the Group’s principal accounting policies is provided in the Accounting Policies section of the consolidated financial statements. The Company believes certain of these accounting policies are particularly critical to understand the more significant judgements and estimates used in the preparation of its consolidated financial statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our consolidated financial statements and notes thereto.

Goodwill and other intangibles

The Company has a significant amount of goodwill and other intangible assets. In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment review is undertaken annually on 30 September. Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to a significant number of cash-generating units, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each cash-generating unit using a conservative pre-tax discount rate, which was above the range of rates calculated for each of the global networks, and assumed a long-term growth rate of 3.0% (2018: 3.0%). For smaller cash-generating units that operate primarily in a particular region where we calculated a discount rate to be higher than the conservative rate, that higher discount rate was used in the impairment test. Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The recoverable amount was then compared to the carrying amount. Cash-generating units where the recoverable amount exceeded the carrying amount by a considerable margin were not considered to be impaired. Those cash-generating units where the recoverable amount did not exceed the carrying amount or where the recoverable amount exceeded the carrying amount by less than 25% were then further reviewed in the second step.

In the second step, the cash-generating units were retested for impairment using more specific assumptions. This included using a cash-generating unit specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate. If the recoverable amount using the more specific assumptions did not exceed the carrying value of a cash-generating unit, an impairment charge was recorded.

Pre-tax discount rates were calculated for the geographic regions in which the cash-generating units operate based on market assessments of the weighted average cost of capital. These assessments considered the time-value of money and risks specific to the asset for which the future cash flow estimates had not been adjusted.

Discount rates for each of the cash generating units that operate globally were based on a weighting of the regional rates by its geographic distribution of cash flows. As stated above, the cash-generating units were initially tested for impairment in the first step above the range using a conservative discount rate.

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

Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. The recoverable amount of goodwill represents valuations as at 31 December 2019 and does not consider the impact of the emergence and spread of the Covid-19 virus. Given the adverse impact of the Covid-19 pandemic on the global economy and the likely revenue declines that are expected as a result, there is an increased likelihood of impairments to goodwill and other indefinite lived intangible assets in future reporting periods. At the current time, given the level of uncertainty, such impact has not been quantified and any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations.

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

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. A summary of earnout related obligations included in trade and other payables is shown in note 20 to the consolidated financial statements.

WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IFRS 9 Financial Instruments. The movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities. Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnout and option agreements. The assumptions and sensitivity to changes in these assumptions is shown in note 27 to the consolidated financial statements.

Revenue recognition

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days’ notice.

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

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

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

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as when supplying in-house production services, events and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense. Further details on revenue recognition are detailed by sector below:

Global Integrated Agencies

Revenue is typically derived from integrated product offerings including media placements and creative services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

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

Public Relations and Specialist Agencies

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.

Discontinued Operations (Data Investment Management)

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

Deferred consideration on the Kantar disposal

As per the terms of the Kantar disposal, deferred consideration consisted of amounts expected to be received in future periods on satisfaction of certain conditions and the deferral of consideration against services to be provided to Kantar in the future, as detailed in note 12 to the consolidated financial statement. Estimates are required in determining amounts to be received and the value of services to be provided, taking into account uncertainty in the ultimate timing and resolution of each of these. The sensitivity to these estimates is specific to each individual circumstance and no individual estimate is expected to result in a material change to the amount recognised.

Non-current assets held for sale and discontinued operations

Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that is for sale should be recognised as “held for sale”. An entity should classify a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. Such assets are measured at the lower of carrying amount and fair value less costs to sell, and are not depreciated or amortised, excluding certain assets that are carried at fair value under IFRS 5. Furthermore, when an associate is classified as held for sale, equity accounting ceases.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The profit or loss from a discontinued operation is shown as a single amount on the face of the income statement and the comparatives and related notes restated accordingly. This represents total post-tax profit of the disposal group for the whole of the financial year including any post-tax gain or loss on the measurement of fair value less costs to sell, as well as the post-tax loss on sale of the disposal group. Assets and liabilities classified as held for sale are shown as a separate line on the balance sheet.

Retirement benefit costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2019.

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

There are a number of areas in the pension accounting that involve judgements made by management based on the advice of qualified advisors. These include establishing the discount rates, rate of increase in salaries and pensions in payment, inflation and mortality assumptions. A sensitivity analysis for each significant actuarial assumption is shown in note 24 to the consolidated financial statements.

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

A. Directors and Senior Management

The Directors and Executive Officers of the Company are as follows:

Roberto Quarta, Age 70: Chairman. Roberto Quarta was appointed as a Director on 1 January 2015 and became Chairman on 9 June 2015. Roberto has extensive and diverse experience in corporate governance and global commerce. He is Partner and Chairman of Clayton, Dubilier & Rice Europe, a private equity firm, which allows him to bring valuable perspective to WPP, particularly when evaluating acquisitions and new business opportunities. Roberto has an in-depth understanding of differing global governance requirements having served on the boards of a number of UK and international companies, including as Chairman of BBA Group plc, IMI plc and Rexel SA and as Non-Executive Director of BAE Systems plc, Equant NV and Foster Wheeler AG.

Other current appointments: Chairman, Smith & Nephew plc.

Mark Read, Age 53: Chief Executive Officer. Mark Read was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has held multiple leadership positions at WPP, having first joined the Company in 1989. As Head of Strategy and then CEO of WPP Digital he was responsible for WPP’s first moves into technology. Earlier in his career, he co-founded internet start-up WebRewards and specialised in media and marketing as a principal at consultancy Booz Allen & Hamilton. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world’s leading creative, data and technology agencies. Mark is regularly named among the world’s top digital influencers. He is the Chairman of the Natural History Museum Digital Council and was recognised as a HERoes Champion of Women in Business in 2018 and 2019.

Paul Richardson, Age 62: Group Finance Director. Paul Richardson became Group Finance Director of WPP in 1996 after four years as Director of Treasury. Paul is responsible for the Company’s worldwide functions in finance, information technology, procurement, property, treasury, taxation, internal audit and sustainability. Paul is a chartered accountant and fellow of the Association of Corporate Treasurers. Paul will retire from the Board on 1 May 2020.

Nicole Seligman, Age 63: Senior Independent Director, Non-Executive Director. Nicole Seligman was appointed as a Director on 1 January 2014. Nicole is a global business leader and an internationally recognised lawyer. She brings to the Board analytical skills, in-depth knowledge of public company corporate governance and a comprehensive understanding of media and business issues. Nicole was previously President of Sony Entertainment, Inc. and global General Counsel for Sony Corporation. Prior to that, as a partner at law firm Williams & Connolly, Nicole represented key public figures and major media and other companies in complex litigation.

Other current appointments: Non-Executive Director, ViacomCBS Inc. Non-Executive Director, Far Point Acquisition Corporation. Non-Executive Director, MeiraGTx Holdings plc.

Jacques Aigrain, Age 65: Non-Executive Director. Jacques Aigrain was appointed as a Director on 13 May 2013. Jacques brings business, corporate finance and governance expertise to his role on the Board of WPP. Currently a Senior Advisor at Warburg Pincus LLP, from 2001 to 2009 he was a member of the Executive Committee of Swiss Re AG. Prior to Swiss Re, he spent 20 years with JPMorgan Chase. Jacques was previously Chairman of LCH Clearnet Group Ltd, a Director of the Qatar Financial Center Authorities and a Supervisory Board Member of Lufthansa AG and Swiss International Airlines AG.

Other current appointments: Chairman, LyondellBasell NV. Non-Executive Director, London Stock Exchange Group plc. Chairman, Singular SAU.

Tarek Farahat, Age 55: Non-Executive Director. Tarek Farahat was appointed as a Director on 11 October 2016. Tarek has extensive leadership and brand-building experience gained in leading businesses in the

Americas, Europe, Middle East and Africa. He worked for Procter & Gamble for over 26 years in Europe, the Middle East and Latin America, leading multi-billion-dollar businesses for the company. His last position at Procter & Gamble was President of Procter & Gamble Latin America and member of the Global Leadership Council. Tarek was previously Chairman of the board of JBS S.A. and a board member of Pilgrims Pride Corporation and Alpargatas. Tarek is currently a strategic advisor, consultant and partner for companies in the consumer goods and healthcare sectors.

Sir John Hood, Age 68: Non-Executive Director. Sir John Hood was appointed as a Director on 1 January 2014. Sir John brings deep knowledge and experience of international business to the Board, and provides analytical rigour arising from his leadership roles in higher education and research. He has held advisory roles for the New Zealand and British governments and has served as a Non-Executive Director of British and New Zealand based enterprises. He was formerly Vice Chancellor of the University of Oxford and the University of Auckland.

Other current appointments: President and CEO, Robertson Foundation. Non-Executive Director, Aurora Energy Research. Non-Executive Director, The Blackstone Group Inc.

Daniela Riccardi, Age 60: Non-Executive Director. Daniela Riccardi was appointed as a Director on 12 September 2013. A senior FMCG, retail and fashion products executive, Daniela is a recognised leader in business development and branding. She is currently CEO of Baccarat, the international luxury goods company, and was previously CEO of Diesel Group. Daniela has substantial global business experience, having spent 25 years at Procter & Gamble in senior management roles around the world – including Vice President of Procter & Gamble Colombia, Mexico and Venezuela, Vice President and General Manager of Procter & Gamble Eastern Europe & Russia and President of Procter & Gamble Greater China.

Other current appointments: CEO, Baccarat. Non-Executive Director, Kering. Non-Executive Director, Comité Colbert.

Cindy Rose OBE, Age 54: Non-Executive Director. Cindy Rose was appointed as a Director on 1 April 2019. A high-profile leader in the technology and media sectors, Cindy has a deep understanding of the role of technology in business transformation. As Microsoft UK CEO since 2016, she is responsible for Microsoft’s product, service and support offerings across the UK. Prior to Microsoft, she was Managing Director of the UK Consumer division at Vodafone where she led the expansion of its retail store estate from 350 to over 500 stores. Before Vodafone, Cindy was Executive Director of Digital Entertainment at Virgin Media. She also spent 15 years at The Walt Disney Company, ultimately as SVP & Managing Director of Disney Interactive Media Group.

Sally Susman, Age 58: Non-Executive Director. Sally Susman was appointed as a Director on 13 May 2013. Sally brings expertise in communications, public affairs, governance and strategy to the Board. She is Executive Vice President, Chief Corporate Affairs Officer for Pfizer, the world’s largest biopharmaceutical company. She also heads Pfizer’s corporate responsibility group and plays a key role in shaping policy initiatives. Before joining Pfizer in 2007, Sally was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. Sally previously held several senior corporate affairs posts at American Express, in both London and the United States.

Other current appointments: Co-Chair, International Rescue Committee.

Solomon D. (Sol) Trujillo, Age 68: Non-Executive Director. Solomon D. (Sol) Trujillo was appointed as a Director on 12 October 2010. An international business executive with three decades of leading high-cap global companies in the United States, Europe and Asia Pacific, Sol has wide board and corporate governance experience in the technology, media and digital sectors. Sol has managed operations in over 25 countries from Europe and North America to China, Australasia, Africa and the Middle East. He is a Senior Advisor to Bain & Company and Chairman of Trujillo Group LLC, which manages investments and examines emerging trends in the broader digital space.

Other current appointments: Director, Western Union. Chairman, Silk Road Telecommunications.

Keith Weed, Age 58: Non-Executive Director. Keith Weed was appointed as a Director on 1 November 2019. Keith has a deep understanding of WPP’s business, the ways in which technology is transforming marketing and the sectors in which WPP operates. Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received The Drum’s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. From 2010 to 2019, Keith was Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever’s ground-breaking sustainability programme.

Other current appointments: Board member, Business in the Community. Board member, Grange Park Opera. President, the UK Advertising Association.

Jasmine Whitbread, Age 56: Non-Executive Director. Jasmine Whitbread was appointed as a Director on 1 September 2019. Jasmine’s experience spans marketing, technology, finance, media, telecommunications and not-for-profit organisations. Jasmine brings this breadth of perspective and knowledge of many of WPP’s client sectors to the Board. Jasmine is currently Chief Executive of London First. Between 2005 and 2015, Jasmine worked for Save the Children, from 2010, as International Chief Executive Officer. In this role, Jasmine led the merger of 14 separate organisations into one management line of 15,000 people across seven regions and 60 countries. Jasmine began her career in international marketing in the technology sector. Jasmine has previously served as a Non-Executive Director of BT Group plc.

Other current appointments: Non-Executive Director, Standard Chartered plc.

Sandrine Dufour, Age 53: Non-Executive Director. Sandrine Dufour since year-end was appointed as a Director on 3 February 2020. Sandrine brings deep financial expertise gained in global companies and strong strategic capability to the Board. Sandrine has executive leadership experience in the telecommunications, entertainment and media industries and an enthusiasm for cultural, technological and business transformation. Sandrine is currently Chief Financial Officer of Proximus. Prior to Proximus, Sandrine held a number of leadership roles at Vivendi, in France and in the United States, across its entertainment and telecommunications business, covering areas including finance and strategy, M&A, innovation and transformation. Sandrine has held non-executive director roles, most recently at Solocal Group. Sandrine will become CFO of UCB on 1 July 2020.

John Rogers, Age 51: Chief Financial Officer Designate. John Rogers since year-end became Chief Financial Officer Designate of WPP in February 2020, joining from J Sainsbury plc where he was Chief Executive Officer of Argos, leading its integration into the Sainsbury’s business and its digital transformation into one of the UK’s leading online retailers. He was previously the Chief Financial Officer of J Sainsbury plc, responsible for its business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. John is a member of The Prince’s Advisory Council for Accounting for Sustainability. He also recently sat on the Retail Sector Council, which acts as a point of liaison between the UK Government and retail sector.

Other current appointments: Non-Executive Director, Travis Perkins plc.

The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2020 AGM continue to demonstrate the characteristics of independence.

B. Compensation

Directors’ Compensation

For the fiscal year ended 31 December 2019 the aggregate compensation paid by WPP to all directors and officers of WPP as a group for services in all capacities was £8.3 million. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.5 million was set aside and paid in the last fiscal year to provide pension benefits for directors and officers of WPP.

Executive Directors’ total compensation received

Single total figure of remuneration

2019	Base salary	Benefits[3]	Pension[4]	Short-term incentive[5]		Long-term Incentive[6]	Total annual compensation
	£000	£000	£000	Cash £000	Deferred £000	£000	£000
Mark Read	975	35	171	805	537	71	2,594
Paul Richardson[1,2]	840	67	252	670	—	201	2,030
[1]

Paul Richardson’s base salary figure is denominated in US dollars other than his fee for his directorship of WPP plc which amounts to £100,000 which, per above, has been converted at an exchange rate of $1.2765 to £1.

[2]	Any US dollar amounts received in 2019 have been converted into pound sterling at an exchange rate of $1.2765 to £1.
[3]

Benefits are fixed non-itemised allowance enabling executives to procure benefits to enable them to undertake their role and ensure their wellbeing and security. This allowance excludes the disclosable value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses for Mark Read were £2,442 and for Paul Richardson were £7,626.

[4]

Pension is provided by way of contribution to a defined contribution retirement arrangement, or as a cash allowance, determined as a percentage of base salary. Contributions/allowances are as follows (as % of base salary): CEO—20% and CFO—30%. Mark Read was awarded an allowance of 20% less employer’s national insurance contribution of 13.8% resulting in a net pension contribution of 17.6%

[5]

In respect of the 2019 short-term incentive awards, 40% of the total award achieved by Mark Read will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral period. Paul Richardson, who retires on 1 May 2020, is not eligible to receive the ESA portion of his short-term incentive plan (STIP). The STIP shown in the table for Paul Richardson represents only the cash element, 60% of the total. Cash bonuses and ESAs are subject to both malus and clawback provisions.

[6]

This is the value of the 2015 Executive Performance Share Plan (EPSP) awards which vested in 2019 assessed over a five-year period. None of the value of vested awards above is attributable to share price appreciation.

Vesting of 2015 – 2019 EPSP awards

Vesting of the 2015 EPSP awards was dependent on performance against three measures, all assessed over a five-year period, which include relative Total Shareholder Returns (TSR), Earnings Per Share (EPS) growth and average annual Return On Equity (ROE).

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share/ADR price on vesting	Value of vested 2015-2019 EPSP awards 000
Mark Read	65,910	2,097	11,845	£6.0000	£71
Paul Richardson[1]	37,970	1,217	6,832	$37.48095	$256
[1]	Paul Richardson’s EPSP awards were granted in the form of ADRs.

Outstanding share-based awards

Executive Share Awards (ESAs) held by Executive Directors

All Executive Share Awards or Performance Share Awards (PSA) granted under the Restricted Stock Plan and its successor, the WPP Stock Plan 2018, are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. Mark Read received ESAs and PSA awards prior to his appointment as Executive Director. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of Shares/ADRs granted[2]	Face value on grant date 000[3]	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ ADR price on vesting	Value on vesting 000
Mark Read	2016 PSA	06.06.17	£17.2050	25,573	£440	2,553	28,126	10.03.19	£8.5458	£240
	2017 PSA	12.06.18	£12.3800	38,317	£474	—	—	10.03.20	—	—
	2018 ESA	30.05.19	£9.4840	62,834	£596	—	—	06.03.21	—	—
Paul Richardson[1]	2016 ESA	06.06.17	$110.7600	9,280	$1,028	933	10,213	06.03.19	$57.3447	$586
	2018 ESA	30.05.19	$60.06	2,847	$171	—	—	06.03.21	—	—
[1]	Paul Richardson’s ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).

Mark Read received awards prior to his appointment as CEO under the management incentive plans. In addition, he received awards on his appointment as joint-COO in April 2018. While the Board decided on the appointment of the next CEO, a special one-off award was made recognising the importance and scale of the additional responsibilities that were being undertaken. Each award is subject to continuous employment and malus and clawback and was made under the Restricted Stock Plan and the WPP Stock Plan 2018.

		Grant date	Share/ADR price on grant date	No. of Shares /ADRs granted[2]	Face value on grant date 000[3]	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Shares/ADR price on vesting	Value on vesting 000
Mark Read	Leaders 2016	28.11.16	£17.0550	8,795	£150	1,477	10,272	15.11.19	£9.8378	£101
	Leaders 2017	04.12.17	£13.0850	11,463	£150	—	—	15.11.20	—	—
	Special award[1]	12.06.18	£12.3800	40,387	£500	2,300	42,687	01.05.19	£9.6800	£413
	Special award[1]	12.06.18	£12.3800	80,774	£1,000	—	—	01.05.20 and 01.05.21	—	—
[1]	The first tranche of the one-off special award vested on 1 May 2019. The remaining two tranches will vest in equal parts on 1 May 2020 and 1 May 2021.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).

Long-term incentive plans – EPSP

The following table summarises all of the awards outstanding under the EPSP.

	Grant date	Performance period	Shares/ ADR price on grant date	Maximum number of nil cost options over shares/ADRs awarded[2]	During 2019
					Options vested/ (lapsed)	Additional dividend shares	Options exercised	Maximum number of nil cost options over shares/ADRs at 31 December 2019
Mark Read	09.06.15	01.01.15-31.12.19	£15.1720	65,910	—	—	—	65,910
	28.11.16	01.01.16-31.12.20	£17.0520	58,644	—	—	—	58,644
	04.12.17	01.01.17-31.12.21	£12.9110	106,498	—	—	—	106,498
	06.12.18	01.01.18-31.12.22	£8.6040	396,617	—	—	—	396,617
	24.09.19	01.01.19-31.12.23	£10.0350	340,059	—	—	—	340,059
Paul Richardson[1]	09.06.15	01.01.15-31.12.19	$115.8800	37,970	—	—	—	37,970
	28.11.16	01.01.16-31.12.20	$105.9309	41,536	—	—	—	41,536
	04.12.17	01.01.17-31.12.21	$86.9138	36,933	—	—	—	36,933
	06.12.18	01.01.18-31.12.22	$55.2631	58,628	—	—	—	58,628
	24.09.19	01.01.19-31.12.23	$62.6530	51,593	—	—	—	51,593
[1]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.

Non-Executive Directors’ total compensation received

The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

Fees £000
2019
Roberto Quarta	500
Jacques Aigrain	145
Tarek Farahat	105
Sir John Hood	125
Ruigang Li1	44
Daniela Riccardi	95
Cindy Rose[2]	79
Nicole Seligman	145
Sally Susman	98
Sol Trujillo	105
Keith Weed[3]	17
Jasmine Whitbread[4]	37
[1]	Ruigang Li retired from the Board on 12 June 2019.
[2]	Cindy Rose was appointed to the Board on 1 April 2019.
[3]	Keith Weed was appointed to the Board on 1 November 2019.
[4]	Jasmine Whitbread was appointed to the Board on 1 September 2019.

Past directors

Since his retirement from the Board, Timothy Shriver has been appointed as a consultant advising the Company on certain client relationships. He received a payment of £155,267 in 2019 for his consultancy services.

Sir Martin Sorrell left the Company in April 2018. His outstanding share awards granted under the Executive Performance Share Plan (EPSP) have been prorated to reflect his service period and will vest to the extent that performance conditions are achieved. The table below sets out details of the 2015 award that vested on 12 March 2020 based on performance achieved.

	Plan	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2015-2019 EPSP awards 000
Sir Martin Sorrell	2015 EPSP	738,267	15,270	86,243	£6.0000	£517

The full Directors’ Compensation Policy can be found at www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

C. Board Practices

Board attendance table
	Board (scheduled meetings)	Board (unscheduled meetings) [1]	Audit Committee	Compensation Committee
Roberto Quarta	6/6	4/4		7/7
Mark Read	6/6	4/4
Paul Richardson	6/6	4/4
Jacques Aigrain	6/6	4/4	9/9	7/7
Tarek Farahat	6/6	3/4	9/9
Sir John Hood	6/6	4/4		7/7
Daniela Riccardi	6/6	3/4
Cindy Rose OBE – appointed on 1 April 2019	4/4	3/4	4/5
Nicole Seligman	6/6	4/4		7/7
Sally Susman	6/6	3/4
Solomon D. (Sol) Trujillo	6/6	4/4	8/9
Keith Weed – appointed on 1 November 2019	1/1
Jasmine Whitbread – appointed on 1 September 2019	2/2	1/1		2/2
Former Directors who served for part of the year
Ruigang Li – retired on 12 June 2019	0/3	0/1
[1]	Additional unscheduled meetings of the Board took place in relation to the sale of 60% of Kantar.

The role of the Board

The Board is responsible to shareholders for the Company’s financial and operational performance and risk management, and the culture embedded across the Group, and is collectively responsible for promoting the long-term success of the Company. There is a formal schedule of matters reserved to the Board which is published on the Company’s website. The key focus of the Board’s activities in 2019 have been oversight of the implementation of the three year transformation plan with considerable time devoted to the disposal of 60% of Kantar, board succession for both Non-Executive Directors and the new Chief Financial Officer, risk and controls and the progress of embedding the right culture across the Group. The list of matters reserved to the Board can be downloaded from www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Re-election

The Directors submit themselves for annual re-election at each AGM, if they wish to continue serving and are considered by the Board to be eligible. Directors may be appointed by shareholders by ordinary resolution or by the Board on the recommendation of the Nomination and Governance Committee and must then stand for re-election at the next AGM, where they may be re-elected by ordinary resolution of the shareholders. With only specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and US standards, which is nine years. Three of our long-standing Non-Executive Directors, Solomon Trujillo, Sir John Hood and Daniela Riccardi will not stand for re-election at the 2020 AGM. Jasmine Whitbread will succeed Sir John Hood as Chairman of the Compensation Committee following the AGM. Refer to Item 6A for the appointment date of each Director.

Service contracts

The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
Paul Richardson[1]	19 November 2008	12 months
John Rogers	27 January 2020	12 months

[1]	Paul Richardson will retire from the Company with effect from 1 May 2020.

The Executive Directors’ service contracts are available for inspection at the Company’s registered office and head office.

Loss of office provisions

Fixed compensation elements

As noted above, the service contracts of the executives provide for notice to be given on termination.

The fixed compensation elements of the contract will continue to be paid in respect of any notice period. There are no provisions relating to payment in lieu of notice. If an Executive Director is placed on garden leave, the Compensation Committee retains the discretion to settle benefits in the form of cash. The Executive Directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in shareholder interests, the Committee will encourage Executive Directors to use their leave entitlements prior to the end of their notice period. Except in respect of any remaining notice period, no aspect of any Executive Director’s fixed compensation is payable on termination of employment.

Short- and long-term compensation elements

If the Executive Director is dismissed for cause, there is not an entitlement to a STIP award, and any unvested share- based awards will lapse. Otherwise, the table below summarises the relevant provisions from the Directors’ service contracts (cash bonus) and the plan rules (ESA and EPSP), which apply in other leaver scenarios. The Compensation Committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

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

•   Awards will vest immediately on a change of control subject to performance and time pro-rating will be applied unless it is agreed by the Compensation Committee and the relevant Executive Director that the outstanding awards are exchanged for equivalent new awards.

Other Compensation Committee discretions not set out above

Leaver status: the Compensation Committee has the discretion to determine an executive’s leaver classification considering the guidance set out within the relevant plan rules.

Settlement agreements: the Compensation Committee is authorised to reach settlement agreements with departing executives, informed by the default position set out above.

External appointments

Executive Directors are permitted to serve as non-executives on the boards of other organisations. If the Company is a shareholder in that organisation, non-executive fees for those roles are waived. However, if the Company is not a shareholder in that organisation, any non-executive fees can be retained by the office holder.

Other chairman and non-executive director policies

Letters of appointment for the chairman and non-executive directors

Letters of appointment have a one- to two-month notice period and there are no payments due on loss of office.

Appointments to the Board

The Chairman and Non-Executive Directors are not eligible to receive any variable pay. Fees for any new Non-Executive Directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new Chairman, the Compensation Committee has the discretion to set fees considering a range of factors including the profile and prior experience of the candidate and external market data.

Payments in exceptional circumstances

In unforeseen and exceptional circumstances, the Compensation Committee retains the discretion to make emergency payments which might not otherwise be covered by this policy. The Committee will not use this power to exceed the recruitment policy limit, nor will awards be made in excess of the limits set out in the Directors’ Compensation Policy table. An example of such an exceptional circumstance could be the untimely death of a director, requiring another director to take on an interim role until a permanent replacement is found.

Compensation Committee

During 2019, the Compensation Committee met seven times on a formal basis, with additional informal meetings held as needed to deal with ad hoc matters. A table of Board and Committee attendance can be found on page 46.

The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 56) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, www.wpp.com/investors/corporate-governance, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

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

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. The Committee invites certain individuals to attend meetings, including the Chief Executive Officer (who is not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the Chief People Officer and the Worldwide Compensation & Benefits Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Company’s external advisors.

External advisors

The Committee retains Willis Towers Watson (WTW) to act as independent advisors. They provide advice to the Compensation Committee and work with management on matters related to our compensation policy and practices. They are a member of the Remuneration Consultants Group and have signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage them as advisors at a local level. In 2019, WTW received fees of £218,746 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

Changes in Executive Directors

Paul Richardson will retire from the Company with effect from 1 May 2020. He will be succeeded by John Rogers who joined the Company on 27 January 2020 as Chief Financial Officer Designate.

Audit Committee

The Committee held nine meetings during 2019, which were attended by Deloitte LLP (the Company’s external auditors, “Deloitte”), the Company’s Chairman, the Senior Independent Director, the Group Finance Director, the Chief Executive Officer, the Chief Operating Officer, the Director of Internal Audit, the Group Chief Counsel, the Group Chief Accountant and the Company Secretary. Individual attendance by the Committee members during 2019 is set out in the table on page 46.

The Committee held separate private meetings with Deloitte, the Director of Internal Audit, the Group Chief Counsel, the Chief Executive Officer and the Group Finance Director. The Committee Chairman held pre-meetings with Deloitte and regular meetings with the Company’s Directors of Internal Audit, Tax and Treasury and the Group Chief Counsel. The Committee Chairman has an ongoing dialogue with the Group Finance Director, the Group Chief Accountant, the Director of Internal Audit and the Director of Tax and reports to the Board, as a separate agenda item, on the activities of the Committee at the following Board meeting.

Committee responsibilities and how they were discharged in 2019

The discussion below addresses the main matters covered by the Committee’s responsibilities are set out in its terms of reference. The Committee’s key responsibilities are as follows:

•

monitoring the integrity of the Group’s financial statements and formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements and disclosures.

•	monitoring and reviewing the Group’s internal financial, operational and compliance controls and internal control system. Overseeing the Group’s compliance with Section 404 of SOX;

•	reviewing and monitoring the activities and effectiveness of the Group’s internal audit function. Reviewing and approving the WPP Internal Audit charter;

•

reviewing and monitoring the Company’s risk management framework. Assisting the Board in carrying out a robust assessment of emerging and principal risks. Overseeing the Group’s risk exposure and risk strategy;

•

reviewing the effectiveness of the external audit process, reviewing and monitoring the independence and objectivity of Deloitte. Reviewing and approving Deloitte’s terms of engagement and remuneration;

•

monitoring applicable accounting and legal reporting requirements, including all relevant regulations of the FCA, the SEC, the NYSE and the Jersey Financial Services Commission and the UK Corporate Governance Code;

•	reviewing the Company’s systems and controls for ethical behaviour, the matters reported on the Group’s Right to Speak helpline and the investigations and actions undertaken by the Group in response.

•	reviewing the Group Treasury policy, focusing on debtors, working capital and cash management;

•	reviewing reports on any material litigation or regulatory reviews involving Group companies;

•	reviewing the Group’s acquisitions strategy, earn-out payment liabilities and integration processes; and

•	reviewing the Group’s tax position and UK tax strategy.

Fair, balanced and understandable

A subcommittee of the Board including members of the Committee examined whether the Annual Report & Accounts for 2019 was fair, balanced and understandable and provided the information necessary for shareholders to assess the Group’s position, performance, business model and strategy. The subcommittee received an early final draft of the report for review and comment and verification notes and confirmation from the Disclosure Committee relating to the composition of the report. The Board subsequently considered the report as a whole and discussed the report’s tone, balance and language for compliance with these standards.

Financial reporting and significant financial judgements

Key accounting judgements made by management were reported to and examined by the Committee and discussed with management. The Committee considered the following significant financial reporting judgements in relation to the financial statements for the year ended 31 December 2019 and how these were addressed are set out below:

Area of Focus	Actions Taken/Conclusion
Kantar: IFRS 5 Non-current Assets Held for Sale and Discontinued Operations The judgements made in relation to the accounting and reporting implications of the Kantar disposal.	The Committee considered management’s ongoing assessment of the conditions that must be satisfied in order to conclude a disposal group is “held for sale”. The Committee monitored progress of the transaction during 2019 and management’s continued application of the guidance. The Committee was satisfied with management’s conclusion as to when the Kantar group classified as “held for sale”. The Committee reviewed management’s judgements in relation to the key accounting and disclosure impacts of the transaction.
Kantar: disposal accounting The calculations of the loss on disposal of the Kantar group.	The Committee reviewed the judgements made by management in accounting for the disposal of the Kantar group. The Committee considered and discussed the related accounting disclosures with management and concluded that these were appropriate.
IFRS 8 Operating Segments The review of the Group’s reported operating segments and Compliance with IFRS 8.	The Committee considered management’s proposed changes to the Group’s reported operating segments and challenged management’s approach and assessment of the criteria under IFRS 8 Operating Segments. The Committee received further comprehensive reports from management. The Committee was satisfied with management’s final recommendations and the outcome of the review.
IFRS 16 Leases The review of the Group’s implementation of IFRS 16.	The Committee received reports from management concerning the adoption of IFRS 16 from 1 January 2019 and the impact on the financial statements. The Committee reviewed the judgements made by management in the application of IFRS 16 and was satisfied that these were appropriate.
Goodwill impairments Judgements in relation to goodwill impairment testing.	The Committee challenged the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on the discount rate and growth assumptions. A material weakness has been identified which management are remediating with oversight from the Committee. Management are changing the approach to determining inputs with respect to the discount rates used in

Area of Focus	Actions Taken/Conclusion
impairment assessments and establishing a review process over inputs and the overall discount rate methodology. The identified material weakness has not resulted in a material misstatement in the year ended 31 December 2019 or in any prior years. See Item 15 for the discussion on material weakness.
Investments The valuation of non-controlled investments and unlisted associates.	The Committee examined management’s valuation, based on forecast, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee agreed that the valuations were appropriate based on the information available to the Group.
Earnout liabilities The accuracy of forecasting the potential future earnout payments due under acquisition agreements.	The Committee considered management’s forecasts and was satisfied that liabilities for potential future earnout payments have been accounted for appropriately.
Working capital provisions The valuation of year-end provisions in respect of working capital.	The Committee received regular briefings on management’s approach in assessing the level of exposure across the Group. The Committee concluded that management’s approach was appropriate.
Remuneration Accounting for the judgemental elements of remuneration.	The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accrual, severances and share based payments and agreed that these are reasonable.
Taxation The judgements made in respect of tax.	The Group Tax Director presented to the Committee in December 2019. The Committee considered management’s assumptions, in particular in relation to the level of central tax provisions, and believes that the level of central tax provisions is reasonable.
Going concern The going concern assessment and viability statement.	The Committee reviewed the range of scenarios modelled by management given the inherent uncertainty caused by Covid-19 and the cost mitigation actions available to management including the suspension of the share buybacks and 2019 final dividend. The Committee assessed management’s view that the likelihood of declines of over 35% of revenue less pass-through costs from April 2020 was remote. The Committee has considered and concurs with management’s going concern, viability and forecasting assumptions. See page 26 for the discussion on going concern.
Restructuring and transformation costs Recognition of restructuring and transformation costs.	The Committee reviewed management’s key accounting judgements and procedures relating to restructuring and transformation costs. The Committee was satisfied with the quantum of costs recognised in 2019 and the presentation of such costs in the financial statements.

External audit

Deloitte has been the Group’s auditors since 2002. The lead audit partner rotates every five years. The latest rotation took effect during 2019 when the Group’s lead audit partner was replaced, in respect of accounting periods commencing from 1 January 2019. The Committee oversaw the completion of the lead audit partner transition process during 2019. In 2019, the effectiveness of the external audit process was evaluated through the Committee’s ongoing review of the external audit planning process and discussions with key members of the Group’s finance team. The Committee considered the Audit Quality Review’s 2018/19 Audit Quality Inspection Report on Deloitte and the actions taken by Deloitte to address the findings in that report. The 2019 evaluations concluded that there continued to be a good quality audit process and constructive challenge where necessary to ensure balanced reporting. The Committee held private meetings with Deloitte and the Committee Chairman met privately with Deloitte before each meeting. The Committee continues to be satisfied with the performance of Deloitte and confirms that Deloitte continues to be objective and independent. The Committee recommends the reappointment of Deloitte at the AGM on 10 June 2020.

The Committee considered the Group’s position on its audit services contract in the context of the regulations concerning the audit market. Although there is no immediate intention to tender the audit contract, the Company will re-tender at the latest by the 2022 year-end in compliance with the transitional arrangements for competitive tender that require mandatory rotation after the 2023 fiscal year-end.

The Company confirms that it has complied with the Competition and Markets Authority final order on mandatory tendering and Audit Committee responsibilities.

Internal audit

The annual internal audit plan, including the list of units for internal audit review, is approved by the Committee at the beginning of the financial year. Progress against the plan is monitored throughout the year and any significant changes to the plan require Committee approval. Significant issues identified within internal audit reports are considered in detail by the Committee along with the remediation plans to resolve those issues. The Committee also regularly considers the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the principal risks and controls throughout the Group. The Committee Chairman holds regular update meetings with the Director of Internal Audit, to ensure the internal audit function has adequate standing, is free from management restrictions and has direct access to the Committee if required.

Internal financial control

The Committee carried out an in-depth review of the Group’s internal financial control system, with a focus on monitoring, remediation and compliance with Section 404 of SOX. A material weakness has been identified and management are changing the approach to determining inputs with respect to the discount rates used in impairment assessments and establishing a review process over inputs and the overall discount rate methodology. The identified material weakness has not resulted in a material misstatement in the year ended 31 December 2019 or in any prior years. See Item 15 for the discussion on material weakness.

Non-audit fees

The Committee has a policy regarding non-audit services that may be provided by Deloitte, which was most recently updated in April 2020. The policy prohibits certain categories of work in line with relevant guidance on independence, such as the FRC Ethical Standard and rules issued by the SEC. The prohibited categories of work include advice on remuneration and on tax services being provided by Deloitte and a general default to an alternative provider elsewhere subject to adherence to regulations. Other categories of work may be provided by Deloitte if appropriate and if pre-approved by the Committee, either as individual assignments or as aggregate amounts for specified categories of services. All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. The level of fees for 2019 is shown in note 3 of the consolidated financial statements.

Committee composition and evaluation

The Committee and its members were formally assessed by the Nomination and Governance Committee as part of the review of Committee composition in 2019 and as part of the Board evaluation process below for their technical suitability to be members and also for the Committee’s overall effectiveness. The Board has designated the Committee Chairman as the Committee’s financial expert for Sarbanes-Oxley Act (SOX) purposes and together with Tarek Farahat as having recent and relevant financial experience for the purposes of the UK Corporate Governance Code and competence in accounting or audit for the purposes of DTR 7.1. The members of the Committee are considered by the Board to be independent and (when considered as a whole) have competence relevant to the sectors in which the Company operates, and have financial experience as set out Item 6A.

Sandrine Dufour has been appointed as an additional member of the Committee with effect from 3 February 2020. Sandrine is currently Chief Financial Officer of Proximus and will become CFO of UCB on 1 July 2020. Sandrine has recent and relevant financial experience for the purposes of the UK Corporate Governance Code and competence in accounting or audit for the purposes of DTR 7.1.

Terms of reference

The Committee’s terms of reference are adopted by the Board and reviewed annually by the Committee, most recently on 19 March 2020. A copy of the Committee’s terms of reference is available on the Company’s website at www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Board Performance Evaluation

During 2018 the Board performance evaluation was externally facilitated by Dr Tracy Long of Boardroom Review Limited who has no other connection with the Company or individual directors.

The Board performance evaluation in 2019 was internally facilitated by Nicole Seligman, Senior Independent Director. The 2019 review comprised a questionnaire completed by each director which drew on the recommendations of Dr Long in 2018 and the issues dealt with by the Board and Committees throughout the year. The questionnaire was reviewed with Dr Long.

Outcomes

The Board has effective leadership in place, with strong support for and relationships between the Chairman, CEO, the Senior Independent Director and Committee Chairs. The Board has been going through a process of refreshment, focusing on succession for the CFO, and membership of the Committees including the formation of the new Sustainability Committee, and is very much engaged with the strategic process and transformation plan. There is continued focus on business integrity, culture, sustainability, cyber security, data privacy and the risk and control framework.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2019, the Group had operations in 112 countries and more than 3,000 offices among more than 150 companies. Excluding all employees of associated undertakings, the number of employees at the end of 2019 was 106,786 (2018: 134,281, 2017: 134,413). The average number of employees, including the Kantar disposal group, for the year ended 2019 was 132,823 compared to 133,903 and 134,428 in 2018 and 2017, respectively.

Their geographical distribution was as follows:

	2019	2018	2017
North America	25,008	25,990	27,399
United Kingdom	14,192	14,331	14,197
Western Continental Europe	26,973	26,825	25,700
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	66,650	66,757	67,132
	132,823	133,903	134,428

Their reportable segment distribution was as follows:

	2019	2018	2017
Global Integrated Agencies	82,295	83,015	81,537
Data Investment Management	26,325	27,813	28,014
Public Relations	6,890	6,891	6,899
Specialist Agencies	17,313	16,184	17,978
	132,823	133,903	134,428

E. Share Ownership

Executive Directors’ interests

Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2019, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 9,219,837 shares in the Company (14,820,994 in 2018).

Director		Total beneficial interests	Shares without performance conditions (unvested)[1,2]	Shares with performance conditions (unvested)[3,4]	Total unvested shares
Mark Read	At 31 December 2019	196,789	193,388	967,728	1,161,116
	At 28 April 2020	251,643	155,071	901,818	1,056,889
Paul Richardson	At 31 December 2019	1,068,240	14,235	1,133,300	1,147,535
	At 28 April 2020	1,080,145	14,235	943,450	957,685

[1]

For Mark Read shares due pursuant to the 2017 Performance Share and 2018 Executive Share awards, 2017 Leaders awards and 2018 Retention awards and for Paul Richardson, the 2018 Executive Share award. Full details of these awards can be found on page 44. Additional dividend shares will be due on vesting.

[2]	As noted in footnote 1 above, less 2017 Performance Share award, which vested on 10 March 2020 (full details can be found on page 44).
[3]	Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 45. Additional dividend shares will be due on vesting.
[4]	As noted in footnote 3 above, less the maximum due under the 2015 EPSP award, which vested on 12 March 2020 (full details can be found on page 45).

Share ownership requirements

As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of share ownership of WPP shares. The CEO and Group Finance Director are required to hold shares to the value of 600% and 300% of base salary respectively.

As at 31 December 2019, the Chief Executive Officer held shares to the value of 215% of his base salary. He has seven years from the date appointed to the CEO role in which to reach required level. At the same date the Paul Richardson, significantly exceeded his requirement and held shares to the value of 1,356% of his base salary. He will be required to maintain his share ownership requirement of 300% of base salary in the year following his retirement and 150% of base salary for the second year.

Non-Executive Directors’ interests

Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2019	Total interests at 28 April 2020
Roberto Quarta	87,500	87,500
Jacques Aigrain	34,000	34,000
Tarek Farahat	3,775	3,775
Sir John Hood	3,000	3,000
Ruigang Li1	4,000	N/A
Daniela Riccardi	4,100	4,100
Cindy Rose[2]	8,000	8,000
Nicole Seligman	8,750	8,750
Sally Susman	5,000	5,000
Sol Trujillo	10,000	10,000
Keith Weed[3]	2,161	2,161
Jasmine Whitbread[4]	—	3,330

[1]	Ruigang Li retired from the Board on 12 June 2019. The information disclosed reflects his total interests at this date.
[2]	Cindy Rose was appointed to the Board on 1 April 2019.
[3]	Keith Weed was appointed to the Board on 1 November 2019.
[4]	Jasmine Whitbread was appointed to the Board on 1 September 2019.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the Company is aware of the following interests of 3% or more in the issued ordinary share capital:

		24 April 2020		23 April 2019		24 April 2018
MFS	3.96%	48,563,373	6.02%	75,933,531	8.03%	101,727,776
Harris Associates LP	5.88%	72,109,256	5.67%	71,556,873	7.35%	93,117,523
BlackRock Inc.	7.60%	93,169,630	5.38%	67,889,344	5.49%	69,509,494

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

The number of outstanding ordinary shares at 31 December 2019 was 1,328,167,813 which included at such date the underlying ordinary shares represented by 15,699,064 ADSs. 222 share owners of record of WPP ordinary shares were US residents at 31 December 2019.

The geographic distribution of our share ownership as at 31 December 2019 is presented below:

United Kingdom	28.1%
United States	35.6%
Rest of world	36.3%
Total	100.0%

B. Related Party Transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period since 5 December 2019 when Kantar became a related party as an associate. See note 31 to the consolidated financial statements for more details of related party transactions for the year ended 31 December 2019.

See Item 6C for a discussion of the service contracts between the Company and the Executive Directors.

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

See note 25 to the consolidated financial statements in Item 18.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The Company has ordinary shares (trading symbol: WPP) listed on the London Stock Exchange and ADSs for such ordinary shares (trading symbol: WPP) listed on the New York Stock Exchange.

The Depositary held 78,495,320 ordinary shares as at 31 December 2019, approximately 5.91% of the outstanding ordinary shares, represented by 15,699,064 outstanding ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See the discussion in Item 9A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 2.15 to this Annual Report on Form 20-F for information called for by Item 10.B.

C. Material Contracts

The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the WPP Group as at the date of this Form 20-F:

(i) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due September 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions

(including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $28,422,000 5.125% guaranteed senior notes due September 2042. In May 2019, WPP Finance 2010 repurchased and cancelled $178,744,000 5.125% guaranteed senior notes due September 2042;

(ii) On 2 January 2013, WPP plc entered into a deposit agreement with Citibank, N.A., as US Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the US Depositary has agreed to act as depositary with respect to WPP ADSs. The deposit agreement contains, amongst other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the US Depositary and WPP plc, charges of the US Depositary, and compliance with U.S. securities laws;

(iii) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as at 12 November 2013, as supplemented by the Supplemental Indenture dated as at 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $49,690,000 5.625% guaranteed senior notes due November 2043. In May 2019, WPP Finance 2010 repurchased and cancelled $230,465,000 5.625% guaranteed senior notes due November 2043;

(iv) On 20 November 2013, WPP Finance 2013 issued EUR 750,000,000 3.000% guaranteed senior bonds due November 2023. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 December 2013 between WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(v) On 19 September 2014, WPP Finance 2010 issued US$750,000,000 3.750% guaranteed senior notes due September 2024. These notes were issued under the Indenture dated as at 19 September 2014, as supplemented by the Supplemental Indenture dated as at 19 September 2014, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625% notes due November 2043 described above;

(vi) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(vii) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(viii) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior bonds due 14 September 2046 under the EUR 4,000,000,000 Euro Medium Term Note Programme. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are admitted to the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market. The terms and conditions of the bonds contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and a cross-default event of default provision;

(ix) On 18 May 2017, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due May 2020 which pay a coupon of 3 month EURIBOR + 0.32%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(x) On 20 March 2018, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due March 2022 which pay a coupon of 3 month EURIBOR + 0.45%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xi) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xii) On 26 June 2018, WPP AUNZ Limited entered into an agreement for a 1 year revolving credit facility for AUD$150 million and a 3 year revolving credit facility for AUD$370 million with a syndicate of banks and Westpac Banking Corporation acting as Agent due 29 June 2019 and 29 June 2021, respectively. On 1 May 2019, WPP AUNZ Limited entered into an agreement to extend the maturity date of the 1 year revolving credit facility for AUD$150 million until 29 June 2020. On 12 December 2019 AUD$100 million of the three year revolving credit facility for AUD$370 million was cancelled reducing the facility size to AUD$270 million. Joint and several guarantees are provided by subsidiaries of WPP AUNZ that represent at least 75% of EBITDA and at least 75% of total tangible assets. These facilities are available for drawing by way of cash advances in Australian Dollars or New Zealand Dollars on a revolving basis. The rate of margin for the AUD$150 million facility is 1.25%. The rate of margin for the AUD$270 million facility is determined by the ratio of Net Debt to EBITDA. If the ratio is greater than 2.5 the rate of margin for the facility shall be 1.75%. If the ratio is greater than 2.0 and less than or equal to 2.5 the rate of margin for the facility shall be 1.45%. If the ratio is greater than 1.5 and less than or equal to 2.0 the rate of margin for the facility shall be 1.30%. If the ratio is greater than 1.0 and less than or equal to 1.5 the rate of margin for the facility shall be 1.15%. If the ratio is less than or equal to 1.0 the rate of margin for the facility shall be 1.00%. The commitment fee payable on undrawn commitments is equal to 45% of the then applicable margin. The facility contains customary representations, covenants and events of default; and

(xiii) On 15 March 2019, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers), guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due March 2024. On 14 February 2020, the lending banks approved extending the maturity for a further year to 15 March 2025. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.2 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.80% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate.

(xiv) On 12 July 2019 WPP entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Transaction”). The Transaction valued 100% of Kantar at c.$4.0 billion, equivalent to a calendar 2018 EV/EBITDA multiple of 8.2x based on Kantar’s headline EBITDA (excluding WPP overhead) of £386 million. The equity value after expected completion adjustments was c.$3.7 billion (c.£3.0 billion). The consideration is payable in cash. WPP may also receive additional consideration over the next three years in respect of certain contingent liabilities, in the event that such liabilities are lower than estimated. Additionally, WPP may receive certain other payments during the life of its partnership with Bain Capital. The amounts of these payments are dependent on future events and outcomes which are too uncertain to allow meaningful estimation today. Under no circumstances can such contingent liabilities, events and outcomes lead to any reduction or repayment of the consideration to be received by WPP on completion. On 5 December 2019, WPP completed the Transaction, with respect to approximately 90% of the Kantar business, and proportionate transaction proceeds were received at that time. As part of the Transaction, WPP entered into transitional services agreements which govern the provision of IT services and other operational services between WPP and Kantar for a transitional period after First Completion. A shareholders’ agreement is also in place to govern the relationship between WPP and Bain Capital, and ensures consistent governance rights for the parties. The boards of the Kantar joint venture companies formed by WPP and Bain Capital have up to six Bain Capital nominated directors and up to two WPP nominated directors. In certain circumstances, in the event of a disposal by Bain Capital of a majority of its interest in Kantar to a third party, it will have the right to require WPP also to transfer all of its securities in Kantar to that third party at the same price.

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

A WPP Share Owner resident outside the UK may be subject to taxation on dividend income under local law. A WPP Share Owner who is not solely resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities (in the UK and any other country) on dividends received from WPP. From 6 April 2016, the dividend tax credit previously available to UK tax resident individuals has been replaced by a Dividend Allowance.

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

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2019 is estimated to be a net liability of £21.3 million (£1.4 million with respect to derivative assets and £22.7 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

Interest rate and foreign currency risks

The Company’s interest rate and foreign currency risks management policies are discussed in note 26 to the consolidated financial statements.

Interest rate derivatives and currency derivatives utilised by the Group are discussed in note 27 to the consolidated financial statements.

Analysis of fixed and floating rate debt by currency, including the effect of interest rate and cross currency swaps, as at the balance sheet date is provided in note 10 to the consolidated financial statements.

Sensitivity analyses that address the effect of interest rate and currency risks on the Group’s financial instruments is provided in note 26 to the consolidated financial statements.

Credit risk

Our credit risk exposure and management policies are discussed in note 26 to the consolidated financial statements.

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

Depositary Payments—Fiscal Year 2019

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2019.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2019. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Group Finance Director, concluded that our disclosure controls and procedures were not effective as at 31 December 2019, due to the material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and our Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2019. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concluded that as at 31 December 2019 our internal control over financial reporting was not effective because of the material weakness as described below.

We identified a material weakness in our internal control over financial reporting with respect to management’s review of the impairment assessment of intangible assets and goodwill, specifically the selection of appropriate discount rates for use in the impairment calculations. An area of significant judgment in our impairment analysis involves the use of the Capital Asset Pricing Model, which relies on discount rates as inputs to complete the analysis. Reasonable judgments are required to select the relevant discount rates in accordance with IAS 36, including the selection between calculating the cost of debt on a local, country-specific basis or a group-wide basis, based on assumptions surrounding the central treasury funding across the group and application of a market-participant viewpoint. In addition, inputs regarding the cost of equity consider the risk-free rate, which may be subject to country inflation to account for certain geopolitical and local currency risks. In connection with the selection of a discount rate, our internal controls were not designed effectively to identify the application of an incorrect approach to determining certain inputs with respect to the discount rates in certain circumstances involving significant levels of judgment, such as in the context of resolving disparities between local-country interest rates and the group’s cost of debt. The identified material weakness has not resulted in a material misstatement in the year ended 31 December 2019 or in any prior years.

Remediation of Material Weakness

Management is committed to remediating the identified material weakness in a timely manner, with appropriate oversight from our Audit Committee. Our planned remediation includes changing our approach to determining certain inputs with respect to the discount rates used in the impairment assessment, particularly those inputs that are subject to significant levels of judgment, and establishing a more comprehensive review process over such inputs and the overall discount rate methodology. The aforementioned remediation plan is in the process of being designed and implemented and management believes that the foregoing efforts will effectively remediate the material weakness.

The Company’s internal control over financial reporting as at 31 December 2019 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report, which expressed an adverse opinion on the effectiveness of internal control over financial reporting, is presented in Item 18.

Changes in Internal Control Over Financial Reporting

Except as described above, there has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Jacques Aigrain, Tarek Farahat, Solomon D. Trujillo, and Cindy Rose at 31 December 2019. Sandrine Dufour was appointed as a Director and a member of the audit committee on 3 February 2020. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NYSE listing standards and rules of the Securities and Exchange Commission.

WPP has three audit committee financial experts, Jacques Aigrain, serving as Chairman of the audit committee, Tarek Farahat and Sandrine Dufour, members of the committee. See the biographies of Jacques Aigrain, Tarek Farahat and Sandrine Dufour in Item 6A.

ITEM 16B. CODE OF ETHICS

WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct, which is regularly reviewed by the Audit Committee and the Board and was last updated in 2016, sets out the principal obligations of all directors, officers and employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Code of Business Conduct is available on the Company’s website, www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2019 £m	2018 £m
Audit fees	34.5	30.8[3]
Tax fees[1]	—	0.1
All other fees[2]	8.2	4.7
	42.7	35.6
[1]	Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by the Audit Committee.
[2]	Other fees comprise services, including fees for due diligence and review of earn-out payment calculations. All other fees were approved by the Audit Committee.
[3]	Includes a true-up of £3.5 million.

See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2019, 2018 and 2017.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of WPP plc on 13 June 2018 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 126,611,100 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 12 June 2019 and was replaced by a new authority to purchase up to a maximum number of 126,188,373 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2020 and 1 September 2020.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
January	—	—	—	125,861.100
February	—	—	—	125,861,100
March	—	—	—	125,861,100
April	—	—	—	125,861,100
May	—	—	—	125,861,100
June	—	—	—	126,188,373
July	—	—	—	126,188,373
August	—	—	—	126,188,373
September	—	—	—	126,188,373
October	—	—	—	126,188,373
November	—	—	—	126,188,373
December	4,586,039	10.40	4,586,039	121,602,334
Total[1]	4,586,039	10.40	4,586,039
[1]	Total shares purchased following the buyback of 261,178 shares on 30 December 2019 and 96,280 shares in 31 December 2019.

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

•

Section 303A.04 requires that the written charter of the nominating/corporate governance committee and the compensation committee each require that the committee consist entirely of independent directors. While all current members of the Company’s Nomination and Governance Committee are independent, the terms of reference of the committee require, consistent with the UK Corporate Governance Code, that only a majority of the members of the committee be independent.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of WPP plc at 31 December 2019 and 2018 and for the years ending 31 December 2019, 2018 and 2017 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

Exhibit No.	Exhibit Title

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of senior bonds due May 2020 that pay a coupon of 3 month EURIBOR plus 0.32% (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of guaranteed senior bonds due March 2022 that pay a coupon of 3 month EURIBOR plus 0.45% (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 1.375% guaranteed senior bonds due March 2025 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by WPP AUNZ Limited, dated 26 June 2018 (incorporated herein by reference to Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

2.14	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 15 March 2019, by and among WP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated herein by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

2.15	Description of WPP plc Share Capital and American Depositary Shares.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

Exhibit No.	Exhibit Title

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.17	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.23	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.24	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.25	WPP Share Option Plan 2015 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

4.26	Service Agreement, dated 3 September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2018).

4.27	The WPP plc Stock Plan 2018 (incorporated herein by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

4.28	Service Agreement, dated 1 October 2019, between WPP 2005 Limited and John Rogers.*

4.29	Sale and Purchase Agreement, dated 12 July 2019, as amended, between the Registrant, Summer (BC) Topco S.a r.l., and Summer (BC) UK Bidco Limited.*

4.30	Securityholders’ Agreement, dated 5 December 2019, between Summer (BC) US JVCO S.C.Sp., Summer (BC) US JVCo GP S.a r.l., Summer (BC) JVCO S.a r.l., York Merger Square 2009 LLC, WPP Diamond Head LLC, WPP 2005 Limited, Summer (BC) Topco S.a r.l., and Summer (BC) US Blockerco Corp.*

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Group Chief Finance Director.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.*

13.2	Certification of Group Chief Finance Director under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

Exhibit No.	Exhibit Title

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson Group Finance Director
30 April 2020

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WPP plc and its subsidiaries (the “Company”) as at 31 December 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 April 2020, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Change in Accounting Principle

As discussed in the Accounting Policies to the financial statements, the Company has changed its method of accounting for leases from 1 January 2019 due to adoption of International Financial Reporting Standard 16 Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill — Refer to Notes 3 (Costs of services and general and administrative costs) and 14 (Intangible assets) to the financial statements

Critical Audit Matter Description

The net book value of goodwill was £10,171 million as at 31 December 2019. The Company’s assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill to its carrying value as at the 30 September measurement date. An impairment charge of £48 million was recorded in the current year related to a number of under-performing businesses. The Company used the value in use approach which uses a discounted cash flow to estimate the recoverable amount of each group of cash generating units, using assumptions related to discount rates, short-term forecasts and long-term growth rates. The impact of COVID-19 was treated as a non-adjusting subsequent event and was not reflected within the goodwill impairment testing.

We identified goodwill valuation and allocation as a critical audit matter because of the significant judgements made by management to estimate the recoverable amount of goodwill. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at 30 September, which is used within the goodwill impairment analysis, are subjective in nature. Through our risk assessment procedures, we identified those inputs to the goodwill impairment analysis that were the most sensitive which enabled us to design our audit procedures to address the higher risk areas in our work, focusing on those estimates that are either complex, including the discount rate calculations, or subjective in nature, including the short-term forecast and long-term growth rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures focused on challenging the inputs to the discounted cash flow model used to determine the recoverable amount of each group of cash generating units and included the following audit procedures, among others:

•	We tested the effectiveness of controls over management’s selection of short-term forecasts and long-term growth rates used to determine the recoverable amount for each group of cash generating units.

•

We agreed the underlying cash flow projections to Board-approved forecasts and we tested management’s ability to accurately forecast future revenues and growth rates by comparing actual results to management’s historical forecasts.

•	With the assistance of our valuation specialists we tested the appropriateness of the discount rates used for each group of cash generating units by:

•	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

•	Developing a range of independent estimates and comparing those to the discount rates selected by management.

•	We compared the long-term growth rates to independent market data.

•	We analyzed the actual results between the date of the impairment test and the balance sheet date to determine if any additional indicators of impairment existed.

•	We evaluated the Company’s disclosures on goodwill against the requirements of IFRS.

Taxation — Refer to Note 7 (Taxation) to the financial statements

Critical Audit Matter Description

The Company is subject to corporate taxes in a number of different jurisdictions with complex tax laws and regulations. Tax reserves are required to be recorded in relation to uncertain tax positions, which are based on management’s identification of relevant jurisdictions, interpretation of tax law and understanding of the approach of the local tax authorities. In many cases, there is a range of potential outcomes which must be considered. We identified the valuation and allocation of reserves for taxes as a critical audit matter because of the multiple jurisdictions in which the Company files its tax returns and the complexity of relevant tax laws and regulations. This required a high degree of auditor judgement and an increased extent of effort, including involvement of our tax specialists, when performing audit procedures to challenge the appropriateness of management’s estimates of tax reserves.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation and allocation of taxation reserves included the following, among others:

•	We tested the effectiveness of controls over management’s valuation of the reserves and over the monitoring of exposures related to tax audits.

•	We evaluated management’s assessment of the impact of developments during the period in international tax rules on the Company.

•	We evaluated management’s calculations of uncertain tax provisions arising from the risk of tax authority challenge of historical arrangements and tested the assumptions made in those calculations.

•	With the assistance of our tax specialists, we tested the estimates made by management in determining the reserves by:

•	Evaluating the assumptions used in the Company’s analysis of uncertain tax positions based on knowledge of the Company and relevant tax regimes.

•

Reading the Company’s correspondence with tax authorities in significant locations to determine whether any other tax exposure exists and whether the amounts provided for appear reasonable and the appropriate recognition criteria has been met.

•	Reading the tax opinions provided by external legal counsel.

•	Evaluating historical settlement amounts to determine whether management has been adequately provided in the past.

•	We also assessed the disclosure in the financial statements in relation to the requirements of IFRS.

Assets held for sale and discontinued operations — Refer to Note 12 (Assets held for sale and discontinued operations) to the financial statements

Critical Audit Matter Description

Following the Company’s announcement of the proposed sale of the Kantar business to Bain Capital in July 2019, Kantar was classified as held for sale and reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. On 5 December 2019 the first stage of the transaction completed, which involved the sale of approximately 90% of the Kantar group. The gain recognised on the sale of the discontinued operations was £74 million.

Particular complexities associated with the Kantar disposal were:

•

The agreement to provide certain post disposal services as part of the transition agreement within the overall disposal agreement required significant judgement in determining the appropriate accounting treatment.

•	The overall gain on disposal involved a number of judgements, particularly related to contingent consideration.

Due to the complexity and inherent judgement associated with the Company’s accounting treatment for consideration as defined within the transition service agreements and the determination of contingent consideration per the disposal agreement, we have identified the Kantar disposal as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Kantar disposal were as follows, among others:

•	We tested the effectiveness of controls established to identify, authorize and approve, account for and disclose the disposal transaction in the financial statements.

•	We performed procedures to test the calculation of the gain recognized at the disposal date.

•	We assessed the appropriateness of the Company’s treatment of variable elements of consideration.

•

We utilized technical accounting specialists to assess the transition service agreements in order to determine the appropriate accounting and subjected the estimates determined by management to our audit procedures.

•	We analyzed the terms of the disposal agreement.

•	We read the minutes of the Board of Directors which evidenced authorization and approval of the transaction.

•	We performed procedures to test the effectiveness of internal controls specific to IFRS 5.

Going concern — Refer to Note 26 (Risk management policies) to the financial statements

Critical Audit Matter Description

The Board of Directors has concluded that there are no material uncertainties that give rise to significant doubt over the Company’s ability to continue as a going concern for at least twelve months from the date of the approval of the financial statements.

Given the inherent uncertainty associated with COVID-19, it is currently difficult to determine a reasonable worst case scenario. Accordingly, management modelled a range of scenarios. These included a scenario which assumed a year-on-year decline of over 35% in revenue less pass-through costs as defined in Note 2 Segment Information. The directors determined that the likelihood of the Company breaching its banking covenants as at 31 December 2020 and not having access to sufficient liquidity for at least twelve months from the date of signing the financial statements is remote considering the decline in revenue less pass-through costs required and the mitigating actions available to management, including the suspension of share buy-backs and the final dividend.

As a result of the uncertainty as to the impact of COVID-19 on the Company, we identified a critical audit matter related to going concern due to the significant judgement required to conclude that there is not a material uncertainty related to going concern, in particular the judgement that the likelihood of the Company experiencing a decline in revenue less pass-through costs that would result in a breach of its banking covenants at 31 December 2020 is remote.

How the Critical Audit Matter Was Addressed in the Audit

We performed the following audit procedures which consider the impact of the uncertainty of the COVID-19 pandemic, among others:

•	We tested the effectiveness of controls over management’s going concern models, including the review of the inputs and assumptions used in those models, and the review of going concern disclosures.

•	We utilized our internal transaction specialists to assess the appropriateness of forecast assumptions by:

•	Reading analyst reports, industry data and other external information to determine if it provided corroborative or contradictory evidence in relation to management’s assumptions.

•	Comparing forecasted sales to recent historical financial information.

•	Enquiring of management regarding the mitigating actions to reduce costs and manage cash flows and assessing whether the mitigating actions were within the Company’s control.

•	We tested the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast.

•	We read the terms of the revolving credit facility to obtain an understanding of the debt covenants.

•	We evaluated the Company’s disclosures on going concern against the requirements of IAS 1 and PCAOB AS 2415.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2020

We have served as the Company’s auditor since 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2019, of the Company and our report dated 30 April 2020, expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s adoption of International Financial Reporting Standards 16 Leases from 1 January 2019.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified and included in management’s assessment with respect to management’s review of the impairment assessment of intangible assets and goodwill, specifically the selection of appropriate discount rates for use in the impairment calculations. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended 31 December 2019, of the Company, and this report does not affect our report on such consolidated financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2020

2019 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2019 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the financial statements of the Group for the year ended 31 December 2019.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets. The financial statements have been prepared using the going concern basis of accounting. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorized for issue on 30 April 2020.

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

Impact of the Adoption of IFRS 16 leases

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees are required to recognise a right-of-use asset and related lease liability for their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 requires the Group to recognise substantially all of its operating leases on the balance sheet.

The Group adopted IFRS 16 effective 1 January 2019 on a modified retrospective basis and applied the standard retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to retained earnings. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 17 Leases. The right-of-use asset and lease liability have initially been measured at the present value of the remaining lease payments, with the right-of-use asset being subject to certain adjustments. For certain leases the right-of-use asset was measured as if the standard had been applied from the lease commencement date and for others the right-of-use asset was set equal to the lease liability.

When applying IFRS 16, the Group has applied the following practical expedients, on transition date:

•	Reliance on the previous identification of a lease (as provided by IAS 17) for all contracts that existed on the date of initial application;

•	Reliance on previous assessments on whether leases are onerous instead of performing an impairment review;

•	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases; and

•	The use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

The right-of-use asset and lease liability recorded on the consolidated balance sheet as of 1 January 2019 were £1,895.1 million and £2,326.2 million, respectively. There was a reduction in other creditors of £233.5 million and property provisions of £68.7 million with regard to amounts related to property leases, including deferred rent and tenant improvement allowances, which are now recognised in the right-of-use asset. These movements resulted in a decrease to retained earnings of £128.9 million and the recognition of a deferred tax asset of £27.8 million on this movement.

For the year ended 31 December 2019, depreciation of the right-of-use asset and recognition of interest on the lease liability in the consolidated income statement replaced amounts recognised as rent expense under IAS 17. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to operating profit of £61.0 million and a decrease to diluted earnings per share of 1.8p.

Accounting policies (continued)

The following table reconciles the opening balance for the lease liabilities as at 1 January 2019 based upon the operating lease obligations as at 31 December 2018:

£ million
Operating lease commitments at 31 December 2018	3,628.2
Short-term and low value leases not included in lease liabilities	(73.8)
Extension options reasonably certain to be exercised	115.1
Signed leases not yet commenced	(598.1)
Gross lease liabilities at 1 January 2019	3,071.4
Effect of discounting	(745.2)
Lease liabilities at 1 January 2019	2,326.2

The weighted average discount rate was 5.4% at 1 January 2019.

Impact of the Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income tax and is effective from 1 January 2019. There has been no impact to our financial statements as a result of the adoption of IFRIC 23.

At the date of authorisation of these financial statements, the following amendments to standards, which have not been applied in these financial statements, were in issue but not yet effective:

— Impact of Interest Rate Benchmark Reform, (Amendments to IFRS 9, IAS 39 and IFRS 7)

Impact of Interest Rate Benchmark Reform

The amendments issued by the IASB, Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), are mandatory and are effective from 1 January 2020. They provide relief on specific aspects of pre-replacement issues that impact hedge accounting, whereby entities applying hedge accounting requirements will be able to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based are not altered as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments will have a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, defined as the higher of fair value less costs to sell and value in use. The net present value of future cash flows is derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

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

Accounting policies (continued)

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

The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value. The recoverable amount is defined as the higher of fair value less costs to sell and value in use.

The Group accounts for joint venture investments under the equity method which is consistent with the Group’s treatment of associates.

Other investments

Certain equity investments are designated as either fair value through other comprehensive income or fair value through profit or loss. Movements in fair value through profit or loss are recorded in the consolidated income statement within revaluation of financial instruments. The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee.

Non-current Assets Held for Sale and Discontinued Operations

Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that is for sale should be recognised as “held for sale”. An entity should classify a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. Such assets are measured at the lower of carrying amount and fair value less costs to sell, and are not depreciated or amortised, excluding certain assets that are carried at fair value under IFRS 5. Furthermore, when an associate is classified as held for sale, equity accounting ceases.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The profit or loss from a discontinued operation is shown as a single amount on the face of the income statement and the comparatives and related notes restated accordingly. This represents total post-tax profit of the disposal group for the whole of the financial year including any post-tax gain or loss on the measurement of fair value less costs to sell, as well as the post-tax loss on sale of the disposal group.

Accounting policies (continued)

Assets and liabilities classified as held for sale are shown as a separate line on the balance sheet.

Accrued and Deferred Income

Accrued income is a contract asset and is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables when the right to consideration is unconditional and billed per the terms of the contractual agreement.

In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third party expenses that are incurred shortly after billing.

Trade receivables and work in progress

Trade receivables are stated net of provisions for bad and doubtful debts.

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

Expected credit losses

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9. Therefore the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss.

Under IFRS 9 Financial Instruments, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables, where the following criteria are met:

•	100% of the asset aged over 1 year;

•	50% of the asset aged between 180 days and 1 year; and

•	sufficient evidence of recoverability is not evident.

Estimated future cash flows represent expectations as at 31 December 2019 and does not consider the impact of the emergence and spread of the Covid-19 virus.

Further details on provisions for bad and doubtful debts are provided in note 18.

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

Note 27 contains details of the fair values of the derivative instruments used for hedging purposes.

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

Accounting policies (continued)

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

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

For our retainer arrangements, we have a stand ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

Accounting policies (continued)

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

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as when supplying in-house production services, events, and branding), the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by sector below:

Global Integrated Agencies

Revenue is typically derived from integrated product offerings including media placements and creative services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

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

Public Relations and Specialist Agencies

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.

Discontinued operations (Data Investment Management)

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

Provisions for liabilities and charges

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

Leases

The Group has adopted IFRS 16 Leases from 1 January 2019. The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably

Accounting policies (continued)

certain to exercise that option. Right-of-use assets are reviewed for indicators of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. Lease payments included in the measurement of lease liabilities comprise fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate as at the commencement date. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the consolidated income statement.

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs on a straight-line basis over the lease term.

In 2018 and 2017 leases were accounted for per IAS 17 Leases. The following policies were applicable:

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

The income statements of foreign subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

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

Hyperinflation in Argentina

During 2019 and 2018, Argentina was designated as a hyperinflationary economy and the financial statements of the Group’s subsidiaries in Argentina have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. In 2019, this resulted in an increase in goodwill of £41.0 million (2018: £105.8 million) and an increase in other intangibles of £7.1 million (2018: £19.5 million). The impact on other non-monetary assets and liabilities and the impact on the Group’s income statement in the year were immaterial.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 23 and 28.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

Accounting policies (continued)

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

The most significant areas of estimation uncertainty include:

•

Goodwill: The discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins, discount rates and working capital requirements. Further details of the methodology, discount rates, long-term growth rates and estimates used in relation to the goodwill impairment are set out in note 14.

•

Payments due to vendors (earnout agreements) and liabilities in respect of put options: Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnouts and put options. Further details on growth rates and discount rates and the sensitivity to these estimates are set out in note 27.

•

Provision for post-employment benefits: Estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors. Details of the assumptions used and the sensitivity of the benefit obligation to these assumptions are set out in note 24.

•

Deferred consideration on the Kantar disposal: as per the terms of the Kantar disposal, deferred consideration consisted of amounts expected to be received in future periods on satisfaction of certain conditions and the deferral of consideration against services to be provided to Kantar in the future, as detailed in note 12. Estimates are required in determining amounts to be received and the value of services to be provided, taking into account uncertainty in the ultimate timing and resolution of each of these. The sensitivity to these estimates is specific to each individual circumstance and no individual estimate is expected to result in a material change to the amount.

•

Taxation: Estimates are required in determining whether a provision is required and, the amount of taxes that will be due, particularly given the many countries in which the Group operates. Where the final tax outcome is different from the amounts recorded then such differences may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which would affect the future tax charge. Further details on the tax charge, corporate income tax payable and deferred tax balances are set out in the income statement, balance sheet and notes 7 and 17.

The most significant areas of judgements include:

•

Revenue recognition: Judgement is required regarding the timing of recognition, particularly in relation to media volume income with regards to whether it is required to be passed back to the client and in assessing progress on performance obligations where revenue is recognised over time. Further details are set out in the accounting policy.

•

Non-current assets held for sale and discontinued operations: Judgement is required in determining the timing of classification of the Group’s Kantar business as held for sale, particularly with the timing of the held for sale classification. Further details are set out in note 12.

Consolidated income statement

For the years ended 31 December 2019, 2018, 2017

	Notes	2019 £m	2018[1] £m	2017[1] £m
Continuing operations

Revenue	2	13,234.1	13,046.7	13,146.4
Costs of services	3	(10,825.1)	(10,559.1)	(10,481.6)
Gross profit		2,409.0	2,487.6	2,664.8
General and administrative costs	3	(1,113.1)	(1,249.7)	(1,086.9)
Operating profit		1,295.9	1,237.9	1,577.9
Share of results of associates	4	14.7	30.5	98.0
Profit before interest and taxation		1,310.6	1,268.4	1,675.9
Finance and investment income	6	99.0	98.9	89.0
Finance costs	6	(359.1)	(279.1)	(261.9)
Revaluation of financial instruments	6	(68.4)	169.4	243.9
Profit before taxation		982.1	1,257.6	1,746.9
Taxation	7	(275.0)	(256.0)	(83.0)
Profit for the year from continuing operations		707.1	1,001.6	1,663.9

Discontinued operations
Profit for the year from discontinued operations	12	10.8	137.8	248.4

Profit for the year		717.9	1,139.4	1,912.3

Attributable to
Equity holders of the parent:
Continuing operations		627.9	936.5	1,579.5
Discontinued operations		(3.8)	126.4	237.1
		624.1	1,062.9	1,816.6
Non-controlling interests:
Continuing operations		79.2	65.1	84.4
Discontinued operations		14.6	11.4	11.3
		93.8	76.5	95.7
		717.9	1,139.4	1,912.3

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	9	49.9p	85.2p	144.0p
Diluted earnings per ordinary share	9	49.5p	84.3p	142.4p

Earnings per share from continuing operations
Basic earnings per ordinary share	9	50.2p	75.1p	125.2p
Diluted earnings per ordinary share	9	49.8p	74.3p	123.8p

Notes

The accounting policies on page F-7 to F-15 and the accompanying notes on pages F-21 to F-46 form an integral part of this consolidated income statement.

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Consolidated statement of comprehensive income

For the years ended 31 December 2019, 2018, 2017

	2019 £m	2018 £m	2017 £m
Profit for the year	717.9	1,139.4	1,912.3
Items that may be reclassified subsequently to profit or loss
Exchange adjustments on foreign currency net investments	(379.4)	78.9	(465.2)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(284.0)	–	–
Gain on revaluation of available for sale investments	–	–	32.1
	(663.4)	78.9	(433.1)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss)/gain on defined benefit pension plans	(36.6)	8.9	17.0
Deferred tax on defined benefit pension plans	6.4	(0.7)	(24.6)
Movements on equity investments held at fair value through other comprehensive income	(141.4)	(247.9)	–
	(171.6)	(239.7)	(7.6)
Other comprehensive loss for the year	(835.0)	(160.8)	(440.7)
Total comprehensive (loss)/income for the year	(117.1)	978.6	1,471.6
Attributable to
Equity holders of the parent:
Continuing operations	193.5	730.9	1,252.9
Discontinued operations	(386.4)	162.2	142.7
	(192.9)	893.1	1,395.6
Non-controlling interests:
Continuing operations	61.9	73.8	65.2
Discontinued operations	13.9	11.7	10.8
	75.8	85.5	76.0
	(117.1)	978.6	1,471.6

Note

The accounting policies on pages F-7 to F-15 and the accompanying notes on pages F-21 to F-46 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement

For the years ended 31 December 2019, 2018, 2017

	Notes	2019 £m	2018 £m	2017 £m
Net cash inflow from operating activities	11	1,850.5	1,693.8	1,408.1
Investing activities
Acquisitions	11	(161.3)	(283.7)	(477.5)
Disposal of investments and subsidiaries	11	2,141.0	833.9	296.0
Purchases of property, plant and equipment		(339.3)	(314.8)	(288.9)
Purchases of other intangible assets (including capitalised computer software)		(54.8)	(60.4)	(37.3)
Proceeds on disposal of property, plant and equipment		174.0	9.5	8.0
Net cash inflow/(outflow) from investing activities		1,759.6	184.5	(499.7)
Financing activities
Repayment of lease liabilities		(249.8)	–	–
Share option proceeds		0.6	1.2	6.4
Cash consideration for non-controlling interests	11	(62.7)	(109.9)	(47.3)
Share repurchases and buybacks	11	(43.8)	(207.1)	(504.2)
Net (decrease)/increase in borrowings	11	(1,713.2)	(440.6)	599.6
Financing and share issue costs		(6.4)	(3.8)	(0.8)
Equity dividends paid		(750.5)	(747.4)	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(96.2)	(106.2)	(87.8)
Net cash outflow from financing activities		(2,922.0)	(1,613.8)	(785.6)
Net increase in cash and cash equivalents		688.1	264.5	122.8
Translation of cash and cash equivalents		(89.7)	(61.5)	(27.2)
Cash and cash equivalents at beginning of year		2,201.2	1,998.2	1,902.6
Cash and cash equivalents including cash held in disposal group at end of year		2,799.6	2,201.2	1,998.2
Cash and cash equivalents held in disposal group presented as held for sale		(66.3)	–	–
Cash and cash equivalents at end of year	11	2,733.3	2,201.2	1,998.2

Note

The accounting policies on pages F-7 to F-15 and the accompanying notes on pages F-21 to F-46 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2019, 2018

	Notes	2019 £m	2018 £m
Non-current assets
Intangible assets:
Goodwill	14	10,170.7	13,202.8
Other	14	1,468.8	1,842.0
Property, plant and equipment	15	876.0	1,083.0
Right-of-use assets	13	1,734.5	–
Interests in associates and joint ventures	16	813.0	796.8
Other investments	16	498.3	666.7
Deferred tax assets	17	187.9	153.0
Trade and other receivables	18	137.6	180.0
		15,886.8	17,924.3
Current assets
Corporate income tax recoverable		165.4	198.7
Trade and other receivables	18	11,822.3	13,101.5
Cash and short-term deposits		2,969.0	2,643.2
		14,956.7	15,943.4
Assets classified as held for sale	12	485.3	–
		15,442.0	15,943.4
Current liabilities
Trade and other payables	19	(14,186.8)	(15,038.4)
Corporate income tax payable		(499.9)	(545.9)
Short-term lease liabilities	13	(302.2)	–
Bank overdrafts, bonds and bank loans	21	(461.3)	(1,025.1)
		(15,450.2)	(16,609.4)
Liabilities associated with assets classified as held for sale	12	(170.4)	–
		(15,620.6)	(16,609.4)
Net current liabilities		(178.6)	(666.0)
Total assets less current liabilities		15,708.2	17,258.3
Non-current liabilities
Bonds and bank loans	21	(4,047.3)	(5,634.8)
Trade and other payables	20	(483.3)	(841.4)
Deferred tax liabilities	17	(379.8)	(479.5)
Provision for post-employment benefits	24	(159.0)	(184.3)
Provisions for liabilities and charges	22	(247.8)	(311.7)
Long-term lease liabilities	13	(1,947.5)	–
		(7,264.7)	(7,451.7)
Net assets		8,443.5	9,806.6
Equity
Called-up share capital	28	132.8	133.3
Share premium account		570.3	569.7
Other reserves	29	(501.2)	393.5
Own shares		(1,178.7)	(1,255.7)
Retained earnings		9,048.9	9,541.4
Equity shareholders’ funds		8,072.1	9,382.2
Non-controlling interests		371.4	424.4
Total equity		8,443.5	9,806.6

Note

The accounting policies on page F-7 to F-15 and the accompanying notes on pages F-21 to F-46 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity

For the years ended 31 December 2019, 2018, 2017

	Called- up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings £m	Total equity shareholders’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2017	133.2	562.2	1,185.2	(962.0)	8,400.0	9,318.6	443.1	9,761.7
Ordinary shares issued	0.1	6.3	–	–	–	6.4	–	6.4
Treasury share additions	–	–	–	(289.6)	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	112.2	(112.2)	–	–	–
Profit for the year	–	–	–	–	1,816.6	1,816.6	95.7	1,912.3
Exchange adjustments on foreign currency net investments	–	–	(445.5)	–	–	(445.5)	(19.7)	(465.2)
Gain on revaluation of available for sale investments	–	–	32.1	–	–	32.1	–	32.1
Actuarial gain on defined benefit pension plans	–	–	–	–	17.0	17.0	–	17.0
Deferred tax on defined benefit pension plans	–	–	–	–	(24.6)	(24.6)	–	(24.6)
Other comprehensive loss	–	–	(413.4)	–	(7.6)	(421.0)	(19.7)	(440.7)
Total comprehensive (loss)/income	–	–	(413.4)	–	1,809.0	1,395.6	76.0	1,471.6
Dividends paid	–	–	–	–	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	105.0	105.0	–	105.0
Tax adjustment on share-based payments	–	–	–	–	3.0	3.0	–	3.0
Net movement in own shares held by ESOP Trusts	–	–	–	(31.7)	(182.9)	(214.6)	–	(214.6)
Recognition/remeasurement of financial instruments	–	–	(10.1)	–	(11.7)	(21.8)	–	(21.8)
Acquisition of subsidiaries[2]	–	–	–	–	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1
Accounting policy change (IFRS 9)	–	–	(407.4)	–	407.4	–	–	–
Revised balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Treasury share additions	–	–	–	(104.3)	–	(104.3)	–	(104.3)
Treasury share allocations	–	–	–	1.5	(1.5)	–	–	–
Profit for the year	–	–	–	–	1,062.9	1,062.9	76.5	1,139.4
Exchange adjustments on foreign currency net investments	–	–	69.9	–	–	69.9	9.0	78.9
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(247.9)	(247.9)	–	(247.9)
Actuarial gain on defined benefit pension plans	–	–	–	–	8.9	8.9	–	8.9
Deferred tax on defined benefit pension plans	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Other comprehensive income/(loss)	–	–	69.9	–	(239.7)	(169.8)	9.0	(160.8)
Total comprehensive income	–	–	69.9	–	823.2	893.1	85.5	978.6
Dividends paid	–	–	–	–	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	–	–	–	–	84.8	84.8	–	84.8
Tax adjustment on share-based payments	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Net movement in own shares held by ESOP Trusts	–	–	–	18.2	(121.0)	(102.8)	–	(102.8)
Recognition/remeasurement of financial instruments	–	–	(30.7)	–	10.3	(20.4)	–	(20.4)
Acquisition of subsidiaries[2]	–	–	–	–	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6
Accounting policy change (IFRS 16)[3]	–	–	–	–	(128.9)	(128.9)	–	(128.9)
Deferred tax on accounting policy change (IFRS 16)[3]	–	–	–	–	27.8	27.8	–	27.8
Revised balance at 1 January 2019	133.3	569.7	393.5	(1,255.7)	9,440.3	9,281.1	424.4	9,705.5
Ordinary shares issued	–	0.6	–	–	–	0.6	–	0.6
Share cancellations	(0.5)	–	0.5	–	(47.7)	(47.7)	–	(47.7)
Treasury share allocations	–	–	–	1.0	(1.0)	–	–	–
Profit for the year	–	–	–	–	624.1	624.1	93.8	717.9
Exchange adjustments on foreign currency net investments	–	–	(361.4)	–	–	(361.4)	(18.0)	(379.4)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	(284.0)	–	–	(284.0)	–	(284.0)
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(141.4)	(141.4)	–	(141.4)
Actuarial loss on defined benefit pension plans	–	–	–	–	(36.6)	(36.6)	–	(36.6)
Deferred tax on defined benefit pension plans	–	–	–	–	6.4	6.4	–	6.4
Other comprehensive loss	–	–	(645.4)	–	(171.6)	(817.0)	(18.0)	(835.0)
Total comprehensive (loss)/income	–	–	(645.4)	–	452.5	(192.9)	75.8	(117.1)
Dividends paid	–	–	–	–	(750.5)	(750.5)	(96.2)	(846.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	71.4	71.4	–	71.4
Tax adjustment on share-based payments	–	–	–	–	3.1	3.1	–	3.1
Net movement in own shares held by ESOP Trusts	–	–	–	76.0	(76.0)	–	–	–
Recognition/remeasurement of financial instruments	–	–	2.5	–	13.1	15.6	–	15.6
Share purchases – close period commitments[4]	–	–	(252.3)	–	–	(252.3)	–	(252.3)
Acquisition of subsidiaries[2]	–	–	–	–	(56.3)	(56.3)	(32.6)	(88.9)
Balance at 31 December 2019	132.8	570.3	(501.2)	(1,178.7)	9,048.9	8,072.1	371.4	8,443.5

Notes

The accounting policies on pages F-7 to F-15 and the accompanying notes on pages F-21 to F-46 form integral part of this consolidated statement of changes in equity.

[1]	Other reserves are analysed in note 29.
[2]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[3]	The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies.
[4]

During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

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

Recent restructuring actions, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganisation of our specialist healthcare agencies, mean that certain units have been reclassified between the previously reported sectors. In order to take account of these changes, the internal reporting of the Group used by the Chief Executive Officer (the Chief Operating Decision Maker) to review performance and allocate resources has also changed. The Group has therefore reassessed its segment information under IFRS 8 Operating Segments. In assessing the Group’s reportable segments, the Directors have considered the similar economic characteristics of certain operating segments, their shared client base and the similar nature of their products or services, amongst other factors. As a result, the Group is now organised into three reportable segments – Global Integrated Agencies; Public Relations; and Specialist Agencies. The Data Investment Management segment is now excluded from the segment analysis as it is classified as discontinued operations. Comparatives have been restated.

Reportable segments

Reported contributions were as follows:

Continuing operations – Income statement	Revenue[1]	Revenue less pass-through costs[2]	Headline operating profit[3]	Headline operating profit margin[4]
	£m	£m	£m
2019
Global Integrated Agencies[5]	10,205.2	8,108.1	1,219.5	15.0%
Public Relations[6]	956.5	898.0	140.6	15.7%
Specialist Agencies[7]	2,072.4	1,840.4	200.5	10.9%
	13,234.1		1,560.6
2018[8]
Global Integrated Agencies[5]	9,930.7	8,070.8	1,228.2	15.2%
Public Relations[6]	931.7	879.9	139.2	15.8%
Specialist Agencies[7]	2,184.3	1,925.0	283.8	14.7%
	13,046.7		1,651.2
2017[8]
Global Integrated Agencies[5]	10,028.6	8,315.5	1,321.3	15.9%
Public Relations[6]	915.0	864.3	123.5	14.3%
Specialist Agencies[7]	2,202.8	1,964.3	348.3	17.7%
	13,146.4		1,793.1

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are changed directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[3]	A reconciliation from operating profit to headline operating profit is provided in note 32.
[4]	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.
[5]	Global Integrated Agencies includes all of Grey, GroupM, Hogarth, Ogilvy, VMLY&R and Wunderman Thompson.
[6]	Public Relations represents the Group’s specialists in this area and remains as previously reported but excludes Ogilvy PR which now sits within Global Integrated Agencies as part of Ogilvy.
[7]	Specialist Agencies represent the Group’s other agencies that specialise in certain areas, whether by region or range of services.
[8]

Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies. As a result Data Investment Management is now excluded from the segment analysis.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Continuing operations – Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2019
Global Integrated Agencies	54.3	265.6	392.8	4.8	17.0	164.2
Public Relations	4.6	17.5	31.5	–	(0.3)	5.5
Specialist Agencies[3]	7.1	46.7	84.0	42.9	(2.0)	643.3
	66.0	329.8	508.3	47.7	14.7	813.0
2018[4]
Global Integrated Agencies	59.5	255.6	159.1	148.0	25.4	175.1
Public Relations	7.1	12.5	10.8	–	1.3	6.2
Specialist Agencies[3]	11.7	45.9	39.4	35.9	3.8	615.5
	78.3	314.0	209.3	183.9	30.5	796.8
2017[4]
Global Integrated Agencies	77.8	214.3	157.1	–	16.2	179.9
Public Relations	7.2	9.5	9.8	7.5	0.9	5.6
Specialist Agencies[3]	13.3	47.2	42.2	19.6	80.9	879.7
	98.3	271.0	209.1	27.1	98.0	1,065.2

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
[3]	Specialist Agencies includes the Kantar associate and amounts previously reported under the Data Investment Management segment.
[4]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Revenue[2]
North America[3]	4,854.7	4,851.7	5,083.5
United Kingdom	1,797.1	1,785.6	1,737.4
Western Continental Europe	2,628.8	2,589.6	2,455.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,953.5	3,819.8	3,869.8
	13,234.1	13,046.7	13,146.4
Revenue less pass-through costs[4]
North America[3]	4,034.3	4,059.7	4,335.2
United Kingdom	1,390.1	1,393.8	1,390.0
Western Continental Europe	2,176.4	2,182.9	2,063.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,245.7	3,239.3	3,355.0

Headline operating profit[5]
North America[3]	662.0	710.6	816.3
United Kingdom	188.5	179.6	218.1
Western Continental Europe	261.5	289.4	249.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	448.6	471.6	508.9
	1,560.6	1,651.2	1,793.1

Headline operating profit margin[6]	Margin	Margin[1]	Margin[1]
North America	16.4%	17.5%	18.8%
United Kingdom	13.6%	12.9%	15.7%
Western Continental Europe	12.0%	13.3%	12.1%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	13.8%	14.6%	15.2%

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Intersegment sales have not been separately disclosed as they are not material.
[3]

North America includes the US with revenue of £4,576.5 million (2018: £4,576.1 million, 2017: £4,782.0 million), revenue less pass-through costs of £3,806.3 million (2018: £3,836.0 million, 2017: £4,089.9 million) and headline operating profit of £620.6 million (2018: £674.4 million, 2017: £773.5 million).

[4]

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are changed directly to clients, predominantly media and data collection costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[5]	A reconciliation from operating profit to headline operating profit is provided in note 32.
[6]	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Continuing operations	2019 £m	2018 £m
Non-current assets[1]
North America[2]	6,833.1	7,269.7
United Kingdom	1,754.6	2,079.2
Western Continental Europe	3,429.8	4,385.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,681.4	4,028.4
	15,698.9	17,762.9

Notes

[1]	Non-current assets excluding financial instruments and deferred tax.
[2]	North America includes the United States with non-current assets of £6,373.9 million (2018: £6,791.9 million).

3. Costs of services and general and administrative costs

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Costs of services	10,825.1	10,559.1	10,481.6
General and administrative costs	1,113.1	1,249.7	1,086.9
	11,938.2	11,808.8	11,568.5
Costs of services and general and administrative costs include:
Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Staff costs (note 5)	7,090.6	6,950.6	7,065.1
Establishment costs	672.9	756.6	769.5
Media pass-through costs	1,656.2	1,458.0	1,429.4
Other costs of services and general and administrative costs[2]	2,518.5	2,643.6	2,304.5
	11,938.2	11,808.8	11,568.5

Other costs of services and general and administrative costs include:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Goodwill impairment (note 14)	47.7	183.9	27.1
Investment write-downs	7.5	2.0	91.7
Restructuring and transformation costs	153.5	265.5	56.8
Litigation settlement	(16.8)	–	–
Gain on sale of freehold property in New York	(7.9)	–	–
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Amortisation of other intangible assets	21.2	20.7	20.1
Depreciation of property, plant and equipment	185.5	188.6	189.0
Depreciation of right-of-use assets	301.6	–	–
Losses on sale of property, plant and equipment	3.2	0.6	1.2
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Net foreign exchange losses/(gains)	6.1	(13.0)	8.0
Short-term lease expense	83.8	–	–
Low-value lease expense	2.9	–	–

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Other costs of services and general and administrative costs include £731.4 million (2018: £713.0 million, 2017: £573.1 million) of other pass-through costs.

In 2019, operating profit includes credits totalling £26.9 million (2018: £25.6 million, 2017: £40.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2018. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 30.

Amortisation and impairment of acquired intangibles in 2019 includes an impairment charge in the year of £26.5 million (2018: £89.1 million, 2017: £6.0 million) in regard to certain brand names that are no longer in use and customer relationships where the underlying clients have been lost.

In 2019, the goodwill impairment charge of £47.7 million (2018: £183.9 million, 2017: £27.1 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. In 2018, the goodwill impairment charge primarily relates to a charge of £148.0 million on VMLY&R.

Investment write-downs of £91.7 million in 2017 include £53.1 million in relation to comScore Inc., which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc. fell below the Group’s carrying value. Other investment write-downs relate to certain non-core minority investments in the United States where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

Notes to the consolidated financial statements (continued)

3. Costs of services and general and administrative costs (continued)

Gains on disposal of investments and subsidiaries of £40.4 million in 2019 include a gain of £28.6 million on the disposal of the Group’s interest in Chime. Gains on disposal of investments and subsidiaries of £237.9 million in 2018 include a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A. Gains in 2017 of £98.7 million include £92.3 million on the sale of the Group’s interest in Asatsu-DK Inc. following its acquisition by Bain Capital.

In 2019, restructuring and transformation costs of £153.5 million comprise £116.3 million of restructuring costs and £37.2 million transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. Restructuring and transformation costs of £121.1 million are in relation to the continuing restructuring plan, first outlined at the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in 2020 and 2021. The remaining £32.4 million primarily comprises transformation costs in relation to the continuing global IT transformation programme.

In 2018, restructuring and transformation costs of £265.5 million comprise £179.7 million of restructuring costs and £85.8 million transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £212.3 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations. The remaining £53.2 million primarily relates to restructuring costs recorded in the first half of 2018 and transformation costs in relation to the IT transformation programme.

In 2017, restructuring and transformation costs of £56.8 million predominantly comprise £33.7 million of severance costs arising from a structural assessment of certain of the Group’s operations, primarily in the mature markets; and £12.8 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure including costs relating to the cyber attack in June 2017.

In 2019, the Group received £16.8 million in settlement of a class action lawsuit against Comscore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15-year lease. The net gain recognised from the sale and leaseback is £7.9 million.

Auditors’ remuneration:

	2019 £m	2018 £m		2017 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.5	1.4		1.4
The audit of the Company’s subsidiaries pursuant to legislation	28.0	25.2	[1]	20.7
Other services pursuant to legislation	5.0	4.2		4.0
Fees payable to the auditors pursuant to legislation	34.5	30.8		26.1
Tax advisory services	–	–		0.1
Tax compliance services	–	0.1		0.1
Other services[1]	8.2	4.7		4.6
Total non-audit fees	8.2	4.8		4.8
Total fees	42.7	35.6		30.9

Note

[1]	Includes a true-up of £3.5 million.
[2]	Other services include audits for earnout purposes.

4. Share of results of associates

Share of results of associates include:

Continuing operations	2019[1] £m	2018[2] £m	2017[2] £m
Share of profit before interest and taxation	99.2	110.8	129.7
Share of exceptional (losses)/gains	(47.8)	(41.5)	0.6
Share of interest and non-controlling interests	(19.4)	(15.1)	(12.6)
Share of taxation	(17.3)	(23.7)	(19.7)
	14.7	30.5	98.0

Notes

[1]	From 5 December 2019 approximately 90% of the Kantar business is treated as a 40% associate following the completion of the transaction outlined in note 12.
[2]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

5. Our people

Our staff numbers, including the Kantar disposal group, averaged 132,823 for the year ended 31 December 2019 against 133,903 in 2018 and 134,428 in 2017. Their geographical distribution was as follows:

	2019	2018	2017
North America	25,008	25,990	27,399
United Kingdom	14,192	14,331	14,197
Western Continental Europe	26,973	26,825	25,700
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	66,650	66,757	67,132
	132,823	133,903	134,428

Their reportable segment distribution was as follows:

	2019	2018	2017
Global Integrated Agencies	82,295	83,015	81,537
Data Investment Management	26,325	27,813	28,014
Public Relations	6,890	6,891	6,899
Specialist Agencies	17,313	16,184	17,978
	132,823	133,903	134,428

At the end of 2019, staff numbers were 106,786 (2018: 134,281, 2017: 134,413).

Staff costs include:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Wages and salaries	4,946.2	4,828.0	4,937.5
Cash-based incentive plans	227.6	233.0	196.5
Share-based incentive plans	66.0	78.3	98.3
Social security costs	591.7	579.0	580.8
Pension costs	169.7	160.9	161.3
Severance	42.6	30.0	36.8
Other staff costs[2]	1,046.8	1,041.4	1,053.9
	7,090.6	6,950.6	7,065.1

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Freelance and temporary staff costs are included in other staff costs.

Included above are charges of £2.0 million, excluding revision to prior year awards, (2018: £2.0 million, 2017: £12.3 million) for share-based incentive plans in respect of key management personnel (who comprise the Directors of the Group). Total compensation received by key management personnel in respect of 2019 was £4.7 million (2018: £6.2 million, 2017: £17.8 million) of which £0.4 million (2018: £0.4 million, 2017: £0.7 million) were pension contributions. The value of the EPSP awards, which vest in the year following the end of the five-year performance period, is included in total compensation in the year the relevant five-year performance period ends.

6. Finance and investment income, finance costs and revaluation of financial instruments

Finance and investment income includes:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Income from equity investments	18.3	15.2	16.7
Interest income	80.7	83.7	72.3
	99.0	98.9	89.0

Notes to the consolidated financial statements (continued)

6. Finance and investment income, finance costs and revaluation of financial instruments (continued)

Finance costs include:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Net interest expense on pension plans	3.5	3.6	5.4
Interest on other long-term employee benefits	3.9	3.5	3.3
Interest expense and similar charges[2]	252.0	272.0	253.2
Interest expense related to lease liabilities	99.7	–	–
	359.1	279.1	261.9

Revaluation of financial instruments include:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Movements in fair value of treasury instruments	0.4	(11.0)	0.4
Premium on the early repayment of bonds	(63.4)	–	–
Revaluation of investments held at fair value through profit or loss	9.1	67.8	–
Revaluation of put options over non-controlling interests	(13.5)	34.4	51.4
Revaluation of payments due to vendors (earnout agreements)	(1.0)	78.2	192.1
	(68.4)	169.4	243.9

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.

The majority of the Group’s long-term debt is represented by $1,563 million of US dollar bonds at an average interest rate of 4.06%, €3,100 million of Eurobonds at an average interest rate of 1.82% and £400 million of Sterling bonds at an average interest rate of 2.88%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of $72 million at an average interest rate of 1.11% (2018: $125 million at an average interest rate of 0.96%).

Average borrowings under the Australian Dollar Revolving Credit Facilities, amounted to A$310 million at an average rate of 2.95% (2018: A$439 million at an average rate of 3.27%).

Average borrowings under the US Commercial Paper Programme for 2019 amounted to $41 million at an average interest rate of 2.46% inclusive of margin (2018: $540 million at an average interest rate of 2.28% inclusive of margin).

Average borrowings under the Euro Commercial Paper Programme for 2019 amounted to £255 million at an average interest rate of 1.16% inclusive of currency swaps (2018: £nil).

7. Taxation

In 2019, the effective tax rate on profit before taxation was 28.0% (2018: 20.4%, 2017: 4.8%).

The tax charge comprises:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Corporation tax
Current year	423.0	404.2	383.0
Prior years	(63.4)	(108.1)	(97.2)
	359.6	296.1	285.8
Deferred tax
Current year	(78.3)	(41.5)	(207.4)
Prior years	(6.3)	1.4	4.6
	(84.6)	(40.1)	(202.8)
Tax charge	275.0	256.0	83.0

7. Taxation (continued)

The corporation tax credit for prior years in 2019, 2018 and 2017, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries.

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Profit before taxation	982.1	1,257.6	1,746.9
Tax at the corporation tax rate of 19.0%[2]	186.6	238.9	336.3
Tax effect of share of results of associates	(2.7)	(5.8)	(18.8)
Irrecoverable withholding taxes	44.7	48.9	31.6
Items that are not deductible/(taxable) in determining taxable profit	96.0	22.0	(10.7)
Effect of different tax rates in subsidiaries operating in other jurisdictions	77.1	71.2	95.2
US Transition Tax related to unremitted foreign earnings	–	(4.6)	20.1
Effect of change in US tax rate on deferred tax balances	–	–	(211.6)
Origination and reversal on unrecognised temporary differences	(3.4)	5.1	(18.9)
Tax losses not recognised or utilised in the year	13.2	19.9	32.5
Utilisation of tax losses not previously recognised	(42.7)	(25.5)	(10.4)
Recognition of temporary differences not previously recognised	(24.1)	(7.4)	(69.7)
Release of prior year provisions in relation to acquired businesses	(19.9)	(20.4)	(15.0)
Other prior year adjustments	(49.8)	(86.3)	(77.6)
Tax charge	275.0	256.0	83.0
Effective tax rate on profit before tax	28.0%	20.4%	4.8%

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19.0% (2018: 19.0%, 2017: 19.25%).

Factors affecting the tax charge in future years

Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, as a consequence of the financial support programmes being implemented by governments during the Covid-19 crisis, changes arising from the application of existing rules, or challenges by tax or competition authorities, for example, the European Commission’s State Aid decision into the Group Financing Exemption in the UK CFC rules, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

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

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2019	2018	2017	2019	2018	2017
Per share	Pence per share			£m	£m	£m
2018 Final dividend	37.30p	37.30p	37.05p	466.4	464.6	467.2
2019 Interim dividend	22.70p	22.70p	22.70p	284.1	282.8	284.3
	60.00p	60.00p	59.75p	750.5	747.4	751.5

Given the significant uncertainty over the coming months, we are taking prudent action now to maintain our liquidity and ensure that we emerge from this global crisis strong, secure, and ready to meet the continuing needs of our clients, shareholders and other stakeholders. Therefore, the Board is suspending the 2019 final dividend of 37.3 pence per share, which was due to be proposed at the 2020 AGM.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

Continuing operations	2019		2018	2017
Earnings[1] (£ million)	627.9		936.5	1,579.5
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8	1,261.1
EPS	50.2p		75.1p	125.2p

Discontinued operations	2019		2018	2017
Earnings[1] (£ million)	(3.8)		126.4	237.1
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8	1,261.1
EPS	(0.3p	)	10.1p	18.8p

Continued and discontinued operations	2019		2018	2017
Earnings[1] (£ million)	624.1		1,062.9	1,816.6
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8	1,261.1
EPS	49.9p		85.2p	144.0p

Note

[1]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and diluted EPS is as follows:

Continuing operations	2019		2018	2017
Diluted earnings (£ million)	627.9		936.5	1,579.5
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2	1,275.8
Diluted EPS	49.8p		74.3p	123.8p

Discontinued operations	2019		2018	2017
Diluted earnings (£ million)	(3.8)		126.4	237.1
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2	1,275.8
Diluted EPS	(0.3p	)	10.0p	18.6p

Continued and discontinued operations	2019		2018	2017
Diluted earnings (£ million)	624.1		1,062.9	1,816.6
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2	1,275.8
Diluted EPS	49.5p		84.3p	142.4p

Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2019, options to purchase 19.3 million ordinary shares (2018: 16.9 million, 2017: 8.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

9. Earnings per share (continued)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2019 m	2018 m	2017 m
Average shares used in basic EPS calculation	1,250.0	1,247.8	1,261.1
Dilutive share options outstanding	0.3	1.6	1.8
Other potentially issuable shares	10.3	11.8	12.9
Shares used in diluted EPS calculation	1,260.6	1,261.2	1,275.8

At 31 December 2019 there were 1,328,167,813 (2018: 1,332,678,227, 2017: 1,332,511,552) ordinary shares in issue, including treasury shares of 70,787,730 (2018: 70,854,553, 2017: 62,578,938).

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt
Analysis of changes in financing	2019 £m	2018 £m	2019 £m	2018 £m
Beginning of year	703.0	701.8	6,217.9	6,481.3
Ordinary shares issued	0.6	1.2	–	–
Share cancellations	(0.5)	–	–	–
Net decrease in drawings on bank loans and corporate bonds	–	–	(1,713.2)	(440.6)
Amortisation of financing costs included in debt	–	–	10.3	7.7
Changes in fair value due to hedging arrangements	–	–	14.3	(9.9)
Other movements	–	–	1.5	(0.2)
Exchange adjustments	–	–	(257.9)	179.6
End of year	703.1	703.0	4,272.9	6,217.9

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2019, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £703.1 million (2018: £703.0 million), further details of which are disclosed in note 28.

Debt

US$ bonds The Group has in issue $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.

Eurobonds The Group has in issue €750 million of 3.00% bonds due November 2023, €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €600 million of 1.625% bonds due March 2030, €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR + 0.32% due May 2020 and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR +0.45% due March 2022.

Sterling bonds The Group has in issue £400 million of 2.875% bonds due September 2046.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2024, signed in March 2019. The Group’s borrowing under these facilities, which are drawn down predominantly in pounds sterling, averaged the equivalent of $72 million in 2019. In June 2018, the Group’s subsidiary, WPP AUNZ entered into a A$150 million Revolving Credit Facility due June 2019 and a A$370 million Revolving Credit Facility due June 2021. In May 2019, the A$150 million Revolving Credit Facility was extended to June 2020. In December 2019, the A$370 million Revolving Credit Facility was reduced to A$270 million due June 2021. The Group’s borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$310 million in 2019. The Group had available undrawn committed credit facilities of £2,005.6 million at 31 December 2019 (2018: £2,074.7 million).

Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group. Borrowings under the A$150 million Revolving Credit Facility and the A$270 million Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of WPP AUNZ.

The $2.5 billion Revolving Credit Facility, due March 2024, includes terms which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity. On 14 February 2020, the lending banks approved an extension of the term of the Revolving Credit Facility to March 2025.

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

US Commercial Paper Programmes

The Group operates a commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper outstanding in 2019 was $41 million (2018: $540 million). The average Euro commercial paper outstanding in 2019 was £255 million (2018: £nil) inclusive of the effect of currency swaps. There was no US or Euro Commercial Paper outstanding at 31 December 2019.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2019 £m	2018 £m
Within one year	(324.8)	(748.4)
Between one and two years	(204.0)	(596.8)
Between two and three years	(692.1)	(937.1)
Between three and four years	(726.3)	(742.5)
Between four and five years	(634.2)	(786.8)
Over five years	(2,761.9)	(4,199.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,343.3)	(8,011.3)
Short-term overdrafts – within one year	(235.7)	(442.0)
Future anticipated cash flows	(5,579.0)	(8,453.3)
Effect of discounting/financing rates	1,070.4	1,793.4
Debt financing	(4,508.6)	(6,659.9)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2019 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,178.2	4.06	n/a	95
£	– fixed	844.1	2.73	n/a	188
€	– fixed	1,777.7	2.34	n/a	82
	– floating	423.3	n/a	EURIBOR	16
Other		49.6	n/a	n/a	n/a
		4,272.9

2018 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,154.8	4.58	n/a	181
	– floating	1,029.6	n/a	LIBOR	n/a
£	– fixed	1,044.1	3.43	n/a	232
€	– fixed	2,425.9	1.99	n/a	75
	– floating	449.2	n/a	EURIBOR	n/a
Other		114.3	n/a	n/a	n/a
		6,217.9

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets
2019	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	113.6	107.8	44.0	45.0
Between one and two years	17.5	10.9	–	–
Between two and three years	11.8	6.2	–	–
Between three and four years	11.6	6.1	–	–
Between four and five years	11.6	6.1	–	–
Over five years	449.8	456.3	–	–
	615.9	593.4	44.0	45.0

10. Sources of finance (continued)

	Financial liabilities		Financial assets
2018	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	229.3	221.9	124.6	120.6
Between one and two years	50.0	45.3	11.8	6.5
Between two and three years	688.4	685.3	11.5	6.4
Between three and four years	408.5	406.6	11.6	6.5
Between four and five years	–	–	11.6	6.6
Over five years	–	–	461.4	498.2
	1,376.2	1,359.1	632.5	644.8

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-18.

Net cash from operating activities:

	2019 £m	2018 £m	2017 £m
Profit for the year	717.9	1,139.4	1,912.3
Taxation	353.8	323.9	197.0
Revaluation of financial instruments	77.8	(172.9)	(262.2)
Finance costs	376.4	289.3	269.8
Finance and investment income	(102.6)	(104.8)	(95.2)
Share of results of associates	(21.2)	(43.5)	(113.5)
Goodwill impairment on classification as held for sale	94.5	–	–
Gain on sale of discontinued operations	(73.8)	–	–
Attributable tax expense on sale of discontinued operations	157.4	–	–
Adjustments for:
Non-cash share-based incentive plans (including share options)	71.4	84.8	105.0
Depreciation of property, plant and equipment	203.2	225.1	230.7
Depreciation of right-of-use assets	317.9	–	–
Impairment of goodwill	47.7	183.9	27.1
Amortisation and impairment of acquired intangible assets	135.6	280.0	195.1
Amortisation of other intangible assets	29.6	38.7	36.3
Investment write-downs	7.5	2.0	95.9
Gains on disposal of investments and subsidiaries	(45.1)	(235.5)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Gain on sale of freehold property in New York	(7.9)	–	–
Losses on sale of property, plant and equipment	3.2	0.6	1.1
Decrease/(increase) in trade receivables and accrued income	159.0	(298.9)	(90.4)
Increase/(decrease) in trade payables and deferred income	394.7	500.9	(170.8)
Increase in other receivables	(263.8)	(52.9)	(110.6)
Decrease in other payables – short-term	(16.4)	(31.8)	(122.8)
Increase in other payables – long-term	53.7	0.4	20.1
Increase/(decrease) in provisions	23.1	48.0	(57.3)
Corporation and overseas tax paid	(536.0)	(383.6)	(424.7)
Payment on early settlement of bonds	(63.4)	–	–
Interest and similar charges paid	(270.6)	(252.8)	(246.6)
Interest paid on lease liabilities	(105.1)	–	–
Interest received	80.8	90.4	76.9
Investment income	18.3	15.4	16.8
Dividends from associates	33.3	49.7	46.8
Net cash inflow from operating activities	1,850.5	1,693.8	1,408.1

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:
	2019 £m	2018 £m	2017 £m
Initial cash consideration	(3.9)	(126.7)	(214.8)
Cash and cash equivalents acquired	–	11.3	28.9
Earnout payments	(130.2)	(120.2)	(199.1)
Purchase of other investments (including associates)	(27.2)	(48.1)	(92.5)
Acquisitions	(161.3)	(283.7)	(477.5)
Proceeds on disposal of investments and subsidiaries[1]	2,468.5	849.0	296.0
Cash and cash equivalents disposed	(327.5)	(15.1)	–
Disposals of investments and subsidiaries	2,141.0	(833.9)	296.0
Cash consideration for non-controlling interests	(62.7)	(109.9)	(47.3)
Net acquisition payments and disposal proceeds	1,917.0	440.3	(228.8)

Note

[1]	Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buybacks:
	2019 £m	2018 £m	2017 £m
Purchase of own shares by ESOP Trusts	–	(102.8)	(214.6)
Shares purchased into treasury	(43.8)	(104.3)	(289.6)
Net cash outflow	(43.8)	(207.1)	(504.2)

Net (decrease)/increase in borrowings:
	2019 £m	2018 £m	2017 £m
(Decrease)/increase in drawings on bank loans	(70.6)	(819.3)	785.6
Repayment of €600 million bonds	(512.7)	–	–
Repayment of $812 million bonds	(618.8)	–	–
Partial repayment of $272 million bonds	(135.4)	(20.8)	–
Partial repayment of $450 million bonds	(176.2)	(37.3)	–
Repayment of £200 million bonds	(199.5)	–	–
Proceeds from issue of €250 million bonds	–	218.8	214.0
Proceeds from issue of €500 million bonds	–	438.0	–
Repayment of €252 million bonds	–	(220.0)	–
Repayment of £400 million bonds	–	–	(400.0)
Net cash (outflow)/inflow	(1,713.2)	(440.6)	599.6

Cash and cash equivalents:
	2019 £m	2018 £m	2017 £m
Cash at bank and in hand	2,105.4	2,010.8	2,049.6
Short-term bank deposits	863.6	632.4	341.8
Overdrafts[1]	(235.7)	(442.0)	(393.2)
	2,733.3	2,201.2	1,998.2

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Assets held for sale and discontinued operations

In July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. On 5 December 2019 the first stage of the transaction completed, consisting of approximately 90% of the Kantar group, with consideration of £2,140.2 million after tax and disposal costs. The sale involved the Group disposing of the Kantar business and holding a 40% equity stakes post-transaction which are treated as an associate. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group. The remaining stages of the transaction are expected to complete in 2020 with further consideration expected to be approximately £200 million after tax and disposal costs.

12. Assets held for sale and discontinued operations (continued)

As outlined in the accounting policies, the criterion of a highly probable sale was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date.

The Kantar group (both the portion that has been disposed of by year end and the portion that is expected to be disposed of in 2020) is classified as a discontinued operation in 2019 under IFRS 5 as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it. Kantar represents materially all of the Data Investment Management segment of the Group.

As at 31 December 2019 the remaining portion of the company not yet sold is disclosed as held for sale.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

	2019 £m	2018 £m	2017 £m
Revenue	2,387.5	2,555.7	2,657.8
Costs of services	(1,951.5)	(2,104.4)	(2,147.4)
Gross profit	436.0	451.3	510.4
General and administrative costs	(151.7)	(257.8)	(180.1)
Operating profit	284.3	193.5	330.3
Share of results of associates	6.5	13.0	15.5
Profit before interest and taxation	290.8	206.5	345.8
Finance income	3.6	5.4	6.2
Finance costs	(17.3)	(9.7)	(7.9)
Revaluation of financial instruments	(9.4)	3.5	18.3
Profit before taxation	267.7	205.7	362.4
Attributable tax expense	(78.8)	(67.9)	(114.0)
Profit after taxation	188.9	137.8	248.4

Goodwill impairment on classification as held for sale[1]	(94.5)	–	–
Gain on sale of discontinued operations	73.8	–	–
Attributable tax expense on sale of discontinued operations	(157.4)	–	–

Net gain attributable to discontinued operations	10.8	137.8	248.4

Attributable to
Equity holders of the parent	(3.8)	126.4	237.1
Non-controlling interests	14.6	11.4	11.3
	10.8	137.8	248.4

Note

[1]	Goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5.

For the year ended 31 December 2019, the Kantar group contributed £322.9 million (2018: £292.5 million, 2017: £378.4 million) to the Group’s net operating cash flows, paid £53.2 million (2018: £59.5 million, 2017: £67.8 million) in respect of investing activities and paid £27.2 million (2018: £7.9 million, 2017: £9.1 million) in respect of financing activities.

Notes to the consolidated financial statements (continued)

12. Assets held for sale and discontinued operations (continued)

The gain on sale of discontinued operations disposed by 31 December 2019 is calculated as follows:

2019 £m
Intangible assets (including goodwill)	2,410.0
Property, plant and equipment	115.7
Right-of-use assets	103.5
Interests in associates and joint ventures	92.3
Other investments	11.5
Deferred tax assets	44.1
Corporate income tax recoverable	49.8
Trade and other receivables	748.8
Cash and cash equivalents	324.9
Trade and other payables	(839.8)
Corporate income tax payable	(48.2)
Lease liabilities	(106.3)
Deferred tax liabilities	(98.6)
Provisions for post-employment benefits	(26.7)
Provisions for liabilities and charges	(22.4)
Net assets	2,758.6

Non-controlling interests	(19.1)
Net assets excluding non-controlling interests	2,739.5

Consideration received in cash and cash equivalents	2,352.1
Re-investment in equity stake[1]	231.7
Transaction costs	(56.1)
Deferred consideration[2]	1.6
Total consideration received	2,529.3

Loss on sale before exchange adjustments	(210.2)
Exchange adjustments recycled to the income statement	284.0
Gain on sale of discontinued operation	73.8

Notes
[1]	Re-investment in equity stake represents the value of the Group’s 40% stake in the new Kantar group as part of the disposal.
[2]

Deferred consideration is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future. The conditions expected to be met in the future include the settlement of ongoing legal cases, realisation of the value of certain investments and the utilisation of certain tax losses and allowances. There was uncertainty at the date of disposal in regard to the ultimate resolution of these items and estimates of amounts due to be received were required to be made; there were no individually material estimates. Future services provided by the Group to Kantar arose through the negotiation of Transition Service Arrangements, as is customary for a disposal of this magnitude. The Group will support Kantar for a period of up to 4 years, primarily in the area of IT, on terms which are favourable to the disposal group. As such, an element of consideration has been deferred and will be recognised as the services are provided.

12. Assets held for sale and discontinued operations (continued)

The major classes of assets and liabilities comprising the operations classified as held for sale at 31 December 2019 are as follows:

2019 £m
Non-current assets
Intangible assets:
Goodwill	155.4
Other	5.9
Property, plant and equipment	12.8
Right-of-use assets	25.7
Interests in associates and joint ventures	4.6
Other investments	0.6
Deferred tax assets	5.9
Trade and other receivables	2.6
213.5

Current assets
Corporate income tax recoverable	15.9
Trade and other receivables	189.4
Cash and short-term deposits	66.5
271.8

Total assets classified as held for sale	485.3

Current liabilities
Trade and other payables	(130.4)
Corporate income tax payable	(3.8)
Bank overdrafts	(0.2)
Short-term lease liabilities	(3.9)
(138.3)
Non-current liabilities
Trade and other payables	(1.3)
Deferred tax liabilities	(1.2)
Provisions for post-employment benefits	(8.5)
Provisions for liabilities and charges	(0.6)
Long-term lease liabilities	(20.5)
(32.1)

Total liabilities associated with assets classified as held for sale	(170.4)

Net assets of disposal group	314.9

On 27 February 2020, the second stage of the Kantar transaction completed, consisting of approximately 4% of the Kantar group, with cash consideration received of £136.7 million. The remaining stages of the transaction are expected to complete in 2020.

Notes to the consolidated financial statements (continued)

13. Leases

The movements in the year ended 31 December 2019 were as follows:

Right-of-use assets	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2019	1,862.5	32.6	1,895.1
Additions	348.1	16.5	364.6
Transfers to net investment in subleases[1]	(37.6)	–	(37.6)
Disposals	(31.0)	(0.6)	(31.6)
Depreciation of right-of-use assets	(301.5)	(16.4)	(317.9)
Transfer to disposal group classified as held for sale	(134.4)	(3.7)	(138.1)
31 December 2019	1,706.1	28.4	1,734.5

Note

[1]

The sublease of certain office space is classified as a finance lease and relates primarily to Kantar business units that were sold. The Company de-recognised the right-of-use asset (to the extent that it is subject to the sublease) and recognised the net investment in subleases, which is included within trade and other receivables. No other disclosures are deemed necessary as it is not material.

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2019	2,294.4	31.8	2,326.2
Additions	325.9	12.3	338.2
Interest expense related to lease liabilities	101.5	1.2	102.7
Disposals	(27.5)	(0.2)	(27.7)
Repayment of lease liabilities (including interest)	(326.2)	(14.9)	(341.1)
Transfer to disposal group classified as held for sale	(144.7)	(3.9)	(148.6)
31 December 2019	2,223.4	26.3	2,249.7

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

Continuing operations	2019 £m
Depreciation of right-of-use assets:
Land and buildings	(286.5)
Plant and machinery	(15.1)
Short-term lease expense	(83.8)
Low-value lease expense	(2.9)
Variable lease expense	(74.2)
Sublease income	17.5
Charge to operating profit	(445.0)
Interest expense related to lease liabilities	(99.7)
Charge to profit before taxation for leases	(544.7)

Variable lease payments primarily include real estate taxes and insurance costs.

The maturity of lease liabilities at 31 December 2019 were as follows:

2019 £m
Period ending 31 December
2020	385.9
2021	384.0
2022	335.4
2023	283.0
2024	220.5
Later years	1,393.7
3,002.5
Effect of discounting	(752.8)
Lease liability at 31 December 2019	2,249.7
Short-term lease liability	302.2
Long-term lease liability	1,947.5

The total committed future cash flows for leases not yet commenced at 31 December 2019 is £558.0 million.

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 26 for management of liquidity risk.

14. Intangible assets

Goodwill

The movements in 2019 and 2018 were as follows:

£m
Cost
1 January 2018	13,675.3
Additions[1]	154.4
Revision of earnout estimates	(68.3)
Exchange adjustments	368.1
31 December 2018	14,129.5
Additions[1]	8.5
Revision of earnout estimates	(14.3)
Disposals	(18.6)
Transfer to disposal group classified as held for sale	(2,729.1)
Exchange adjustments	(419.9)
31 December 2019	10,956.1

Accumulated impairment losses and write-downs
1 January 2018	722.4
Impairment losses for the year	183.9
Exchange adjustments	20.4
31 December 2018	926.7
Impairment on classification as held for sale[2]	70.9
Impairment losses for the year	47.7
Transfer to disposal group classified as held for sale	(230.6)
Exchange adjustments	(29.3)
31 December 2019	785.4

Net book value
31 December 2019	10,170.7
31 December 2018	13,202.8
1 January 2017	12,952.9

Notes

[1]

Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented.

[2]	Goodwill impairment of £70.9 million arose from the assessment of fair value less costs to sell of the Kantar group on classification as held for sale under IFRS 5.

Notes to the consolidated financial statements (continued)

14. Intangible assets (continued)

Other intangible assets

The movements in 2019 and 2018 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost
1 January 2018	1,081.3	2,547.8	411.5	4,040.6
Additions	–	–	60.4	60.4
Disposals	–	(0.9)	(37.3)	(38.2)
New acquisitions	–	40.3	–	40.3
Other movements[1]	–	2.9	(7.4)	(4.5)
Exchange adjustments	51.5	19.9	10.1	81.5
31 December 2018	1,132.8	2,610.0	437.3	4,180.1
Additions	–	–	43.2	43.2
Disposals	–	(3.4)	(41.0)	(44.4)
New acquisitions	–	3.5	–	3.5
Other movements		–	(1.4)	(1.4)
Exchange adjustments	(41.4)	(28.2)	(9.9)	(79.5)
Transfer to disposal group classified as held for sale	–	(979.0)	(115.9)	(1,094.9)
31 December 2019	1,091.4	1,602.9	312.3	3,006.6

Amortisation and impairment
1 January 2018	–	1,718.7	303.5	2,022.2
Charge for the year	–	275.8	38.7	314.5
Disposals	–	(0.7)	(27.3)	(28.0)
Other movements	–	–	(1.9)	(1.9)
Exchange adjustments	–	21.4	9.9	31.3
31 December 2018	–	2,015.2	322.9	2,338.1
Charge for the year	13.2	116.8	29.6	159.6
Disposals	–	(1.6)	(37.7)	(39.3)
Other movements	–	–	2.6	2.6
Exchange adjustments	–	(15.2)	(9.1)	(24.3)
Transfer to disposal group classified as held for sale	–	(835.9)	(63.0)	(898.9)
31 December 2019	13.2	1,279.3	245.3	1,537.8

Net book value
31 December 2019	1,078.2	323.6	67.0	1,468.8
31 December 2018	1,132.8	594.8	114.4	1,842.0
1 January 2018	1,081.3	829.1	108.0	2,018.4

Note

[1]

Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Cash-generating units with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life
	2019 £m	2018 £m	2019 £m	2018 £m
GroupM	2,936.0	2,942.9	–	–
Kantar	–	2,522.9	–	–
Wunderman Thompson	2,138.9	2,118.8	409.7	424.8
VMLY&R	901.0	930.4	199.1	206.6
Ogilvy	762.9	618.7	211.1	219.1
Burson Cohn & Wolfe	741.4	714.0	130.2	135.4
Other	2,690.5	3,355.1	128.1	146.9
Total goodwill	10,170.7	13,202.8	1,078.2	1,132.8

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

14. Intangible assets (continued)

Separately identifiable brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2019 include brand names of £218.6 million (2018: £361.2 million), customer-related intangibles of £100.6 million (2018: £220.6 million), and other assets (including proprietary tools) of £4.4 million (2018: £13.0 million).

The total amortisation and impairment of acquired intangible assets of £121.5 million (2018: £201.8 million) includes an impairment charge of £26.5 million (2018: £89.1 million) comprising £21.4 million in regard to certain brand names that are no longer in use, including £13.2 million for brands with an indefinite life and £5.1 million in regard to customer relationships where the underlying clients have been lost. £13.2 million of the impairment charge relates to the Public Relations segment, £13.0 million of the impairment charge relates to the Global Integrated Agencies segment, and £0.3 million relates to the Specialist Agencies segment. In addition, the total amortisation and impairment of acquired intangible assets includes £5.6 million (2018: £3.7 million) in relation to associates.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment review is undertaken annually on 30 September. The goodwill impairment charge of £47.7 million (2018: £183.9 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. In 2018, the goodwill impairment charge primarily relates to a charge of £148.0 million on VMLY&R with the remaining £35.9 million relating to a number of under-performing businesses in the Group.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to a significant number of cash-generating units, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each cash generating unit using a conservative pre-tax discount rate of 8.5% (2018: 9.0%), and assumed a long term growth rate of 3.0% (2018: 3.0%). The pre-tax discount rate of 8.5% was above the range of rates calculated for each of the global networks and for smaller cash-generating units that operate primarily in a particular region where we calculated a discount rate to be higher than 8.5%, that higher discount rate was used in the impairment test. Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The recoverable amount was then compared to the carrying amount. Cash-generating units where the recoverable amount exceeded the carrying amount by a considerable margin were not considered to be impaired. Those cash-generating units where the recoverable amount did not exceed the carrying amount or where the recoverable amount exceeded the carrying amount by less than 25% were then further reviewed in the second step.

In the second step, the cash-generating units were retested for impairment using more specific assumptions. This included using a cash-generating unit specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 3.0% (2018: 3.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a cash-generating unit, an impairment charge was recorded.

Pre-tax discount rates were calculated for the geographic regions in which the cash-generating units operate based on market assessments of the weighted average cost of capital. These assessments considered the time-value of money and risks specific to the asset for which the future cash flow estimates had not been adjusted, giving a range of pre-tax discount rates from 4.1% to 13.6% (2018: 6.2% to 16.3%).

Discount rates for each of the cash-generating units that operate globally were based on a weighting of the regional rates by its geographic distribution of cash flows, ranging from 6.3% to 7.4% (2018: 8.0% to 8.7%). The cash-generating units were initially tested for impairment in the first step using a conservative discount rate of 8.5% (2018: 9.0%).

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

Notes to the consolidated financial statements (continued)

14. Intangible assets (continued)

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

Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. The recoverable amount of goodwill represents valuations as at 31 December 2019 and does not consider the impact of the emergence and spread of the Covid-19 virus. Given the adverse impact of the Covid-19 pandemic on the global economy and the likely revenue declines that are expected as a result, there is an increased likelihood of impairments to goodwill and other indefinite lived intangible assets in future reporting periods. At the current time, given the level of uncertainty, such impact has not been quantified and any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations.

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

15. Property, plant and equipment

The movements in 2019 and 2018 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost
1 January 2018	37.1	118.8	1,081.8	377.2	703.0	2,317.9
Additions	–	17.7	161.4	49.9	85.8	314.8
New acquisitions	–	0.1	0.9	1.2	0.9	3.1
Disposals	–	–	(83.5)	(62.9)	(109.3)	(255.7)
Exchange adjustments	–	(1.1)	41.8	9.9	10.0	60.6
31 December 2018	37.1	135.5	1,202.4	375.3	690.4	2,440.7
Additions	–	33.7	158.5	35.0	67.7	294.9
New acquisitions	–	–	–	0.1	–	0.1
Disposals	–	(109.0)	(167.3)	(68.3)	(76.3)	(420.9)
Transfer to disposal group classified as held for sale	(2.8)	(17.1)	(98.1)	(115.2)	(231.5)	(464.7)
Exchange adjustments	–	(16.9)	(46.7)	(14.5)	(26.4)	(104.5)
31 December 2019	34.3	26.2	1,048.8	212.4	423.9	1,745.6

Depreciation
1 January 2018	–	28.5	526.1	236.9	546.9	1,338.4
Charge for the year	–	3.1	91.5	44.4	86.1	225.1
Disposals	–	–	(74.6)	(58.0)	(107.9)	(240.5)
Exchange adjustments	–	(4.5)	24.3	6.4	8.5	34.7
31 December 2018	–	27.1	567.3	229.7	533.6	1,357.7
Charge for the year	–	1.5	79.9	36.3	67.8	185.5
Disposals	–	(7.2)	(129.9)	(59.9)	(74.5)	(271.5)
Transfer to disposal group classified as held for sale	–	(15.6)	(56.1)	(81.7)	(192.6)	(346.0)
Exchange adjustments	–	(1.6)	(17.9)	(13.2)	(23.4)	(56.1)
31 December 2019	–	4.2	443.3	111.2	310.9	869.6

Net book value
31 December 2019	34.3	22.0	605.5	101.2	113.0	876.0
31 December 2018	37.1	108.4	635.1	145.6	156.8	1,083.0
1 January 2018	37.1	90.3	555.7	140.3	156.1	979.5

At 31 December 2019, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £165.0 million (2018: £28.4 million). The increase is due to a number of significant property developments in North America, UK and Western Continental Europe.

16. Interests in associates, joint ventures and other investments

The movements in 2019 and 2018 were as follows:

	Interests in associates and joint ventures £m	Other investments £m
1 January 2018	1,065.2	1,153.5
Additions	16.7	35.0
Share of results of associate undertakings	43.5	–
Dividends	(49.7)	–
Other movements	1.2	–
Reclassification from other investments to associates	0.3	(0.3)
Exchange adjustments	12.9	–
Disposals	(304.0)	(341.7)
Reclassification to subsidiaries	16.9	–
Revaluation of other investments through profit or loss	–	68.1
Revaluation of other investments through other comprehensive income	–	(247.9)
Amortisation of other intangible assets	(4.2)	–
Write-downs	(2.0)	–
31 December 2018	796.8	666.7
Additions	236.6	18.3
Share of results of associate undertakings	21.2	–
Dividends	(33.3)	–
Other movements	1.2	–
Exchange adjustments	(35.5)	–
Disposals	(51.5)	(42.3)
Reclassification to subsidiaries	(0.3)	–
Revaluation of other investments through profit or loss	–	9.1
Revaluation of other investments through other comprehensive income	–	(141.4)
Amortisation of other intangible assets	(5.6)	–
Transfer to disposal group classified as held for sale	(109.1)	(12.1)
Write-downs	(7.5)	–
31 December 2019	813.0	498.3

The investments included above as “other investments” represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources.

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

The fair value of other investments represents valuations as at 31 December 2019 and does not consider the impact of the emergence and spread of the Covid-19 virus.

The Group’s principal associates and joint ventures at 31 December 2019 included:

	% owned	Country of incorporation
Barrows Design and Manufacturing (Pty) Limited	35.0	South Africa
Dat Viet VAC Media Corporation	30.0	Vietnam
GIIR Inc.	30.0	Korea
Haworth Marketing & Media Company	49.0	USA
High Co SA	34.1	France
Joye Media SL1	22.5	Spain
Nanjing Yindu Ogilvy Advertising Co. Ltd	49.0	China
Smollan Holdings (Pty) Ltd	24.8	South Africa
Summer (BC) JVCo S.à r.l.[2]	40.0	Luxembourg
Summer (BC) US JVCo SCSp[2]	40.0	Luxembourg

Notes

[1]	Representing the Group’s interest in Imagina.
[2]	Representing the Group’s interest in Kantar split between the United States and rest of world.

Notes to the consolidated financial statements (continued)

16. Interests in associates, joint ventures and other investments (continued)

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2019 was as follows: GIIR Inc: £21.2 million, and High Co SA: £39.4 million (2018: GIIR Inc: £26.3 million and High Co SA: £30.3 million). The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2019 was as follows: GIIR Inc: £37.7 million and High Co SA: £35.4 million (2018: GIIR Inc: £46.8 million and High Co SA: £37.1 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 14, which represents the value in use.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2019.

	2019 £m	2018 £m	2017 £m
Income statement
Revenue	3,619.1	3,685.8	3,800.8
Operating profit	365.6	378.4	440.4
Profit before taxation	(385.9)	194.7	381.9
Profit for the year	(429.6)	118.1	312.5

Balance sheet
Assets	8,855.1	2,940.9	3,192.9
Liabilities	(6,765.7)	(1,570.6)	(1,633.7)
Net assets	2,089.4	1,370.3	1,559.2

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At 31 December 2019, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £21.8 million (2018: £31.4 million).

17. Deferred tax

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

17. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2019 £m	Offset 2019 £m	As reported 2019 £m	Gross 2018 £m	Offset 2018 £m	As reported 2018 £m
Deferred tax assets	430.9	(243.0)	187.9	412.0	(259.0)	153.0
Deferred tax liabilities	(622.8)	243.0	(379.8)	(738.5)	259.0	(479.5)
	(191.9)		(191.9)	(326.5)	–	(326.5)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2019 and 2018:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Property, plant and equipment £m	Tax losses and credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2018	53.5	84.9	75.6	68.4	72.7	33.0	5.8	17.9	411.8
Acquisition of subsidiaries	–	–	–	–	–	–	–	2.0	2.0
Credit/(charge) to income	4.7	13.0	(11.2)	(20.6)	(8.9)	(15.3)	10.7	11.0	(16.6)
Charge to other comprehensive income	–	–	(0.2)	–	–	–	–	–	(0.2)
Charge to equity	–	–	–	–	–	(1.6)	–	–	(1.6)
Exchange differences	3.4	3.5	4.3	0.1	3.3	0.7	0.8	0.5	16.6
31 December 2018	61.6	101.4	68.5	47.9	67.1	16.8	17.3	31.4	412.0
(Charge)/credit to income	(1.7)	10.2	6.7	19.4	24.2	2.9	12.5	(16.6)	57.6
Charge to other comprehensive income	–	–	(3.2)	–	–	–	–	–	(3.2)
Credit to equity	–	–	–	27.8	–	3.1	–	–	30.9
Transfer to disposal group classified as held for sale	(4.2)	(19.2)	(12.3)	(13.6)	(3.0)	(0.7)	(3.4)	0.1	(56.3)
Exchange differences	(2.2)	(5.0)	(2.2)	3.2	(2.0)	(0.6)	(0.6)	(0.7)	(10.1)
31 December 2019	53.5	87.4	57.5	84.7	86.3	21.5	25.8	14.2	430.9

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2019 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments, and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2019 and 2018:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant and equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2018	489.2	21.6	140.4	21.2	36.2	56.6	765.2
Acquisition of subsidiaries	10.7	–	–	–	–	–	10.7
(Credit)/charge to income	(68.8)	(3.9)	31.8	(0.3)	(0.9)	(20.7)	(62.8)
Charge to other comprehensive income	–	–	–	–	–	0.5	0.5
Exchange differences	7.5	(0.1)	10.1	1.3	4.6	1.5	24.9
31 December 2018	438.6	17.6	182.3	22.2	39.9	37.9	738.5
Acquisition of subsidiaries	0.8	–	–	–	–	–	0.8
(Credit)/charge to income	(31.2)	68.6	10.3	(22.2)	(0.7)	(6.7)	18.1
Credit to other comprehensive income	–	–	–	–	–	(9.6)	(9.6)
Transfer to disposal group classified as held for sale	(46.6)	(7.9)	(51.7)	–	–	0.6	(105.6)
Exchange differences	(9.3)	(1.8)	(5.5)	–	(2.3)	(0.5)	(19.4)
31 December 2019	352.3	76.5	135.4	–	36.9	21.7	622.8

At the balance sheet, the Group has gross tax losses and other temporary differences of £6,475.6 million (2018: £6,638.6 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £1,856.6 million (2018: £1,763.4 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,619.0 million (2018: £4,875.2 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £60.7 million (2018: £46.4 million) that will expire within 1–10 years, and £4,437.6 million (2018: £4,572.6 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £2,165.3 million (2018: £1,768.5 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

18. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year	2019 £m	2018 £m
Trade receivables (net of bad debt provision)	7,007.6	8,062.2
Work in progress	349.5	366.5
VAT and sales taxes recoverable	212.7	264.2
Prepayments	287.1	287.3
Accrued income	3,292.7	3,541.2
Fair value of derivatives	1.4	1.3
Other debtors	671.3	578.8
	11,822.3	13,101.5

The ageing of trade receivables and other financial assets by due date is as follows:

	Carrying amount at 31 December 2019 £m	Not past due £m	Days past due
2019			0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	7,007.6	5,553.3	934.9	341.0	92.1	22.4	63.9
Other financial assets	582.5	357.6	129.9	48.3	16.2	5.2	25.3
	7,590.1	5,910.9	1,064.8	389.3	108.3	27.6	89.2

	Carrying amount at 31 December 2018 £m	Not past due £m	Days past due
2018			0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	8,062.2	5,873.7	1,370.7	549.1	128.3	75.6	64.8
Other financial assets	551.7	424.9	61.3	14.2	8.6	7.7	35.0
	8,613.9	6,298.6	1,432.0	563.3	136.9	83.3	99.8

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year	2019 £m	2018 £m
Prepayments	2.2	3.0
Accrued income	–	16.5
Fair value of derivatives	–	8.4
Other debtors	135.4	152.1
	137.6	180.0

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Bad debt provisions:

	2019 £m	2018 £m	2017 £m
At beginning of year	116.6	91.3	93.8
New acquisitions	5.0	1.5	1.2
Charged to the income statement	45.4	66.7	27.4
Released to the income statement	(19.0)	(11.6)	(8.4)
Exchange adjustments	(4.1)	2.1	(4.1)
Transfer to disposal group classified as held for sale	(8.9)	–	–
Utilisations and other movements	(23.3)	(33.4)	(18.6)
At end of year	111.7	116.6	91.3

The allowance for bad and doubtful debts is equivalent to 1.6% (2018: 1.4%, 2017: 1.1%) of gross trade accounts receivables.

Impairment losses on work in progress and accrued income were immaterial for the years presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

19. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2019 £m	2018 £m
Trade payables	10,112.1	10,524.3
Deferred income	1,024.6	1,253.6
Payments due to vendors (earnout agreements)	142.4	148.2
Liabilities in respect of put option agreements with vendors	75.4	36.8
Fair value of derivatives	1.5	2.6
Share repurchases - close period commitments[1]	252.3	–
Other creditors and accruals	2,578.5	3,072.9
	14,186.8	15,038.4

Note

[1]

During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

The Group considers that the carrying amount of trade and other payables approximates their fair value.

20. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2019 £m	2018 £m
Payments due to vendors (earnout agreements)	111.4	266.5
Liabilities in respect of put option agreements with vendors	151.4	205.2
Fair value of derivatives	21.2	14.2
Other creditors and accruals	199.3	355.5
	483.3	841.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2019 £m	2018 £m
Within one year	142.4	148.2
Between one and two years	36.9	140.2
Between two and three years	37.5	38.5
Between three and four years	14.8	50.3
Between four and five years	9.7	20.4
Over five years	12.5	17.1
	253.8	414.7

	2019 £m	2018 £m
At beginning of year	414.7	630.7
Earnouts paid	(130.0)	(120.2)
New acquisitions	9.6	48.6
Revision of estimates taken to goodwill (note 14)	(14.3)	(68.3)
Revaluation of payments due to vendors	1.1	(82.6)
Transfer to disposal group classified as held for sale	(11.5)	–
Exchange adjustments	(15.8)	6.5
At end of year	253.8	414.7

As of 31 December 2019, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £14 million (2018: £nil to £179 million) and £nil to £1,110 million (2018: £nil to £1,960 million),

Notes to the consolidated financial statements (continued)

20. Trade and other payables: amounts falling due after more than one year (continued)

respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements during the year, disposal related to the Kantar sale and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.

21. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2019 £m	2018 £m
Bank overdrafts	235.7	442.0
Corporate bonds and bank loans	225.6	583.1
	461.3	1,025.1

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2019 £m	2018 £m
Corporate bonds and bank loans	4,047.3	5,634.8

The Group estimates that the fair value of corporate bonds is £4,439.8 million at 31 December 2019 (2018: £5,965.7 million). The fair values of the corporate bonds are based on quoted market prices.

The Group considers that the carrying amount of bank loans of £110.4 million (2018: £186.8 million) approximates their fair value.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2019 £m	2018 £m
Within one year	461.3	1,025.1
Between one and two years	96.4	423.8
Between two and three years	590.4	761.0
Between three and four years	632.1	609.8
Between four and five years	554.3	670.1
Over five years	2,174.1	3,170.1
	4,508.6	6,659.9

22. Provisions for liabilities and charges

The movements in 2019 and 2018 were as follows:

	Property £m	Other £m	Total £m
1 January 2018	52.6	176.4	229.0
Charged to the income statement[1]	72.1	13.9	86.0
Acquisitions[2]	0.5	8.3	8.8
Utilised	(5.7)	(20.1)	(25.8)
Released to the income statement	(5.7)	(4.6)	(10.3)
Other movements	2.0	10.9	12.9
Exchange adjustments	2.9	8.2	11.1
31 December 2018	118.7	193.0	311.7
Charged to the income statement	39.5	7.6	47.1
Acquisitions[2]	–	0.7	0.7
Utilised	(1.2)	(12.2)	(13.4)
Released to the income statement	(10.3)	(6.9)	(17.2)
Other movements[3]	(58.4)	9.2	(49.2)
Transfer to disposal group classified as held for sale	(6.2)	(18.4)	(24.6)
Exchange adjustments	(0.6)	(6.7)	(7.3)
31 December 2019	81.5	166.3	247.8

Notes

[1]	Amounts charged to the income statement in 2018 include £50.6 million in regard to transformation costs with respect to the strategic initiative of co-locations in major cities.
[2]

Acquisitions include £0.7 million (2018: £8.4 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

[3]

Other movements include transfers of property provisions related to property leases which are now recognised in the right-of-use assets, increases of certain property-related liabilities and certain long-term employee benefits.

22. Provisions for liabilities and charges (continued)

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

23. Share-based payments

Charges for share-based incentive plans were as follows:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Share-based payments	66.0	78.3	98.3

Note

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2019, there was £140.7 million (2018: £146.0 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Further information on stock options is provided in note 28.

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

The 2019 EPSP awards are subject to a relative Total Shareholder Return (“TSR”) performance condition, with a Return on Invested Capital (“ROIC”) underpin. TSR performance will be compared to companies representing the most relevant, listed global competitors, with performance below median resulting in zero vesting. Performance between median and upper decile provides for a vesting opportunity of between 15% and 100%. The awards will vest subject to a ROIC underpin of an average of 7.5% over the performance period. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

For EPSP awards granted between 2013 and 2018 there are three performance criteria, each constituting one-third of the vesting value, and each measured over this five-year period:

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

Performance Share Awards (PSA)

Conditional stock awards made under the PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

This scheme makes annual conditional stock awards to approximately 1,500 key executives of the Group. Vesting is conditional on continued employment over the three-year vesting period.

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

Notes to the consolidated financial statements (continued)

23. Share-based payments (continued)

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

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2019 number m	Granted number m	Lapsed number m	Vested number m	Non-vested 31 December 2019 number m
Executive Performance Share Plan (EPSP)	6.7	4.2	(1.3)	(0.8)	8.8
Performance Share Awards (PSA)	2.3	1.7	(0.4)	(1.0)	2.6
Leaders, Partners and High Potential Group	9.1	4.1	(1.9)	(2.0)	9.3

Weighted average fair value (pence per share):
Executive Performance Share Plan (EPSP)	1,363p	989p	1,334p	1,265p	1,198p
Performance Share Awards (PSA)	1,437p	926p	1,210p	1,572p	1,081p
Leaders, Partners and High Potential Group	1,154p	909p	1,076p	1,551p	974p

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2019 was £90.8 million (2018: £107.2 million, 2017: £114.8 million).

24. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Defined contribution plans	154.9	146.7	149.5
Defined benefit plans charge to operating profit	14.8	14.2	11.8
Pension costs (note 5)	169.7	160.9	161.3
Net interest expense on pension plans (note 6)	3.5	3.6	5.4
	173.2	164.5	166.7

Note

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2019. Valuations are as at 31 December 2019 and do not consider the impact of the emergence and spread of the Covid-19 virus.

24. Provision for post-employment benefits (continued)

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2019 amounted to £37.1 million (2018: £44.9 million, 2017: £68.2 million). Employer contributions and benefit payments in 2020 are expected to be approximately £25 million.

(a) Assumptions

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2019 % pa	2018 % pa	2017 % pa	2016 % pa
UK
Discount rate[1]	2.0	2.8	2.4	2.5
Rate of increase in salaries[2]	n/a	n/a	n/a	3.5
Rate of increase in pensions in payment	4.4	4.3	4.1	4.1
Inflation	2.6	2.8	2.7	2.8
North America
Discount rate[1]	3.0	4.1	3.5	3.8
Rate of increase in salaries	3.0	3.0	3.1	3.1
Inflation	n/a	n/a	4.0	4.0
Western Continental Europe
Discount rate[1]	1.2	2.0	1.9	1.7
Rate of increase in salaries	2.2	2.3	1.9	2.0
Rate of increase in pensions in payment	1.8	1.2	1.2	1.3
Inflation	1.7	1.7	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.6	5.0	4.2	4.2
Rate of increase in salaries	6.1	5.8	5.5	5.9
Inflation	3.7	3.6	4.0	4.0

Notes

[1]

Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.

[2]

The salary assumptions are no longer applicable to the UK as the plans were either frozen or bought out since 2017. Active participants will not accrue additional benefits for future services under these plans.

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

Notes to the consolidated financial statements (continued)

24. Provision for post-employment benefits (continued)

At 31 December 2019, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	22.2	21.9	23.1	20.8	14.0
Current pensioners (at age 65) – female	23.7	23.3	24.1	23.9	17.4
Future pensioners (current age 45) – male	23.8	23.4	24.7	23.2	14.0
Future pensioners (current age 45) – female	25.4	24.9	25.9	26.0	17.4

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2018 were 22.2 years and 23.9 years for male and female current pensioners (at age 65) respectively, and 24.0 years and 25.7 years for male and female future pensioners (current age 45), respectively.

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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	11.2	9.1	13.8	12.7	8.5
Expected benefit payments over the next 10 years (£m)
Benefits expected to be paid within 12 months	51.4	25.1	15.8	5.8	4.7
Benefits expected to be paid in 2021	45.4	24.5	12.6	5.5	2.8
Benefits expected to be paid in 2022	46.9	26.0	12.7	5.8	2.4
Benefits expected to be paid in 2023	44.4	22.3	12.9	5.7	3.5
Benefits expected to be paid in 2024	42.3	20.9	13.0	5.6	2.8
Benefits expected to be paid in the next five years	216.1	94.7	67.1	32.6	21.7

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

	Increase/(decrease) in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2019 £m	2018 £m
Discount rate
Increase by 25 basis points:
UK	(8.2)	(9.8)
North America	(7.5)	(8.8)
Western Continental Europe	(3.8)	(8.7)
Other[1]	(0.7)	(0.7)
Decrease by 25 basis points:
UK	8.5	10.3
North America	7.7	9.1
Western Continental Europe	3.9	9.3
Other[1]	0.7	0.7
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	0.8	1.3
Other[1]	0.6	0.7
Decrease by 25 basis points:
Western Continental Europe	(0.8)	(1.2)
Other[1]	(0.6)	(0.6)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	0.7	1.3
Western Continental Europe	1.9	5.3
Decrease by 25 basis points:
UK	(0.6)	(0.8)
Western Continental Europe	(1.9)	(5.0)
Life expectancy
Increase in longevity by one additional year:
UK	11.7	13.6
North America	5.9	5.7
Western Continental Europe	4.3	6.9

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2019 £m	%	2018 £m	%	2017 £m	%
Equities	55.5	9.1	76.5	9.1	124.6	13.4
Bonds	272.5	44.8	544.9	64.8	520.0	55.9
Insured annuities[1]	239.1	39.3	90.9	10.8	178.5	19.2
Property	0.7	0.1	0.9	0.1	1.3	0.1
Cash	17.7	2.9	31.1	3.7	9.9	1.1
Other	23.0	3.8	96.3	11.5	95.7	10.3
Total fair value of assets	608.5	100.0	840.6	100.0	930.0	100.0
Present value of liabilities	(767.5)		(1,024.0)		(1,135.4)
Deficit in the plans	(159.0)		(183.4)		(205.4)
Irrecoverable surplus	–		(0.9)		(0.9)
Net liability[2]	(159.0)		(184.3)		(206.3)
Plans in surplus	20.6		42.8		43.9
Plans in deficit	(179.6)		(227.1)		(250.2)

Notes

[1]

The increase in 2019 from 2018 in the amount of assets held in insured annuities is attributable to the completion of buy-in transactions during 2019 for certain UK plans. The invested assets for these plans, as at 31 December 2018 consisted of a mixture of equities, bonds, cash and other assets, were transferred to an insurance company and, in accordance with IAS 19, all assets for these plans are now classified as insured annuities.

[2]	The related deferred tax asset is discussed in note 17.

24. Provision for post-employment benefits (continued)

Notes to the consolidated financial statements (continued)

24. Provision for post-employment benefits (continued)

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2019 £m	2018 £m	2017 £m
UK	0.3	33.7	31.5
North America	(45.2)	(68.7)	(89.2)
Western Continental Europe	(79.4)	(104.6)	(107.7)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(34.7)	(43.8)	(40.0)
Deficit in the plans	(159.0)	(183.4)	(205.4)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2019 Surplus/ (deficit) £m	2019 Present value of liabilities £m	2018 Surplus/ (deficit) £m	2018 Present value of liabilities £m	2017 Surplus/ (deficit) £m	2017 Present value of liabilities £m
Funded plans by region
UK	0.3	(247.6)	33.7	(290.5)	31.5	(387.5)
North America	12.8	(286.2)	(4.6)	(375.3)	(21.4)	(385.4)
Western Continental Europe	(33.3)	(77.6)	(35.8)	(168.4)	(37.9)	(173.3)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(3.6)	(20.9)	(6.6)	(19.7)	(4.2)	(15.8)
Deficit/liabilities in the funded plans	(23.8)	(632.3)	(13.3)	(853.9)	(32.0)	(962.0)

Unfunded plans by region
North America	(58.0)	(58.0)	(64.1)	(64.1)	(67.8)	(67.8)
Western Continental Europe	(46.1)	(46.1)	(68.8)	(68.8)	(69.8)	(69.8)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(31.1)	(31.1)	(37.2)	(37.2)	(35.8)	(35.8)
Deficit/liabilities in the unfunded plans	(135.2)	(135.2)	(170.1)	(170.1)	(173.4)	(173.4)

Deficit/liabilities in the plans	(159.0)	(767.5)	(183.4)	(1,024.0)	(205.4)	(1,135.4)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Service cost[2]	12.9	12.0	9.4
Administrative expenses	1.9	2.2	2.4
Charge to operating profit	14.8	14.2	11.8
Net interest expense on pension plans	3.5	3.6	5.4
Charge to profit before taxation for defined benefit plans	18.3	17.8	17.2

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

24. Provision for post-employment benefits (continued)

The following tables show the breakdown of amounts recognised in the consolidated statement of comprehensive income (OCI):

	2019 £m	2018 £m	2017 £m
Return on plan assets (excluding interest income)	16.7	(43.9)	13.4
Changes in demographic assumptions underlying the present value of the plan liabilities	5.9	3.8	12.7
Changes in financial assumptions underlying the present value of the plan liabilities	(64.3)	45.2	(17.0)
Experience gain arising on the plan liabilities	5.1	3.8	7.9
Actuarial (loss)/gain recognised in OCI	(36.6)	8.9	17.0

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2019 £m	2018 £m	2017 £m
Plan liabilities at beginning of year	1,024.0	1,135.4	1,209.8
Service cost[1]	14.9	15.5	13.0
Interest cost	26.2	30.7	32.9
Actuarial (gain)/loss:
Effect of changes in demographic assumptions	(5.9)	(3.8)	(12.7)
Effect of changes in financial assumptions	64.3	(45.2)	17.0
Effect of experience adjustments	(5.1)	(3.8)	(7.9)
Benefits paid[2]	(140.8)	(75.6)	(79.7)
(Gain)/loss due to exchange rate movements	(22.7)	30.0	(36.4)
Settlement payments[3]	(47.4)	(70.4)	(1.2)
Transfer to disposal group classified as held for sale	(148.0)	–	–
Other[4]	8.0	11.2	0.6
Plan liabilities at end of year	767.5	1,024.0	1,135.4

Notes

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2]	In 2019, there was an amendment to a US defined benefit plan that allowed certain participants to receive immediate lump sum pay-outs, which totalled £69.7 million.
[3]

In 2019 and 2018, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £47.1 million and £70.4 million, respectively, in settlement payments.

[4]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2019 £m	2018 £m	2017 £m
Fair value of plan assets at beginning of year	840.6	930.0	934.2
Interest income on plan assets	22.4	26.3	26.6
Return on plan assets (excluding interest income)	16.7	(43.9)	13.4
Employer contributions	37.1	44.9	68.2
Benefits paid[1]	(140.8)	(75.6)	(79.7)
(Loss)/gain due to exchange rate movements	(15.7)	23.0	(28.7)
Settlement payments[2]	(47.4)	(70.4)	(1.2)
Administrative expenses	(2.1)	(3.4)	(3.1)
Transfer to disposal group classified as held for sale	(111.1)	–	–
Other[3]	8.8	9.7	0.3
Fair value of plan assets at end of year	608.5	840.6	930.0
Actual return on plan assets	39.1	(17.6)	40.0

Notes

[1]	In 2019, there was an amendment to a US defined benefit plan that allowed certain participants to receive immediate lump sum pay-outs, which totalled £69.7 million.
[2]

In 2019 and 2018, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £47.1 million and £70.4 million, respectively, in settlement payments.

[3]

Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)

25. Event after the reporting period

In the period since 31 December 2019, the emergence and spread of Covid-19 has impacted the Group and its clients. The coronavirus pandemic is adversely affecting and is expected to continue to adversely affect our business, revenues, results of operations, financial condition and prospects.

The Group has approximately £2.0 billion of undrawn credit facilities at 31 December 2019 and has supported this by further action to maintain liquidity, including the suspension of share buybacks and the 2019 final dividend. On working capital, we are constantly reviewing cash outflows and receipts to monitor our position. We are continuing to work closely with our clients to ensure timely payment for the services we have provided in line with contractual commitments. Cost reduction and cash conservation measures have also been taken, including the freezing of new hires, 20% salary and fee sacrifice for the CEO, Board members, Executive committee members and employees earning above certain thresholds. Additionally, savings have been identified on property and IT capital expenditure.

Close to 95% of our people are remote working and maintaining services to our clients and using creativity to support clients to adjust their communications, and support governments and NGOs in mitigating the impact of Covid-19.

26. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2019 were primarily made up of $1,563 million, £844 million and €2,600 million (2018: $2,784 million, £1,044 million and €3,200 million). The Group’s average gross debt during the course of 2019 was $2,509 million, £947 million and €3,128 million (2018: $3,377 million, £1,039 million and €3,202 million).

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

Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.06% for an average period of 95 months; 100% of the sterling debt is at a fixed rate of 2.73% for an average period of 188 months; 80.8% of the euro debt is at fixed rates averaging 2.34% for an average period of 82 months and 19.2% of the euro debt is at floating rates averaging 0.06% for an average of 16 months.

Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the Covid-19 pandemic from April 2020 onwards compared to 2019, considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks and the final dividend of 2019 and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through costs declines from 15% to over 35%. The Directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis. The potential impact of Brexit has been considered and is not deemed to have a significant effect on this assessment.

26. Risk management policies (continued)

At 31 December 2019, the Group has access to £6.3 billion of committed facilities with maturity dates spread over the years 2020 to 2046 as illustrated below:

		2020 £m	2021 £m	2022 £m	2023 £m	2024+ £m
£ bonds £400m (2.875% 2046)	400.0					400.0
US bond $220m (5.625% 2043)	165.8					165.8
US bond $93m (5.125% 2042)	70.0					70.0
Eurobonds €600m (1.625% 2030)	507.9					507.9
Eurobonds €750m (2.25% 2026)	634.9					634.9
Eurobonds €500m (1.375% 2025)	423.3					423.3
US bond $750m (3.75% 2024)	565.5					565.5
Bank revolver ($2,500m 2024)	1,884.9					1,884.9
Eurobonds €750m (3.0% 2023)	634.9				634.9
US bond $500m (3.625% 2022)	377.0			377.0
Eurobonds €250m (3m EURIBOR + 0.45% 2022)	211.6			211.6
Bank revolver (A$150m 2020, A$270m 2021)	222.4	79.4	143.0
Eurobonds €250m (3m EURIBOR + 0.32% 2020)	211.6	211.6
Total committed facilities available	6,309.8	291.0	143.0	588.6	634.9	4,652.3
Drawn down facilities at 31 December 2019	4,304.2	216.9	96.4	588.6	634.9	2,767.4
Undrawn committed credit facilities	2,005.6

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

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 28 and 29.

Given the significant uncertainty over the coming months generated by the emergence and spread of Covid-19, the Group continues to monitor its capital structure. Our bond portfolio at the 31 December 2019 had an average maturity of 8.2 years, with only a May 2020 €250 million Eurobond due in the next two years.

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 27.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2019.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

Notes to the consolidated financial statements (continued)

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

Following the emergence and spread of Covid-19 in 2020, the Group continues to work closely with our clients to ensure timely payment for the services we have provided in line with contractual commitments. The Group constantly reviewing cash outflows and receipts to monitor our position.

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

	2019 £m	2018 £m
US dollar	125.2	192.2
Euro	162.5	232.5

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2019 would increase profit before tax by approximately £22.6 million (2018: £7.2 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

27. Financial instruments

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

The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange movements on its borrowings. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.

At 31 December 2019, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £21.2 million (2018: net asset of £8.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2018: £8.4 million) assets included in trade and other receivables and £21.2 million (2018: £nil) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a credit of £29.2 million (2018: charge of £17.9 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a loss of £nil (2018: £11.1 million) which is included in the revaluation of financial instruments for the year.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £151.7 million (2018: £296.1 million). The Group estimates the fair value of these contracts to be a net liability of £0.1 million (2018: £1.3 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowing. During 2019 the Group terminated contracts that had a nominal value of $812 million which had fixed rate receipts of 4.75% and floating interest payments averaging LIBOR plus 2.34% until November 2021. The Group also terminated contracts in 2019 that had a nominal value of $500 million which had fixed rate receipts of 3.63% and floating interest payments averaging LIBOR plus 1.52% until September 2022.

The fair value of interest rate swaps entered into at 31 December 2019 is estimated to be a net liability of £nil (2018: £14.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2018: £14.2 million) liabilities included in trade and other payables.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £1.0 million (2018: £0.9 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £13.3 million loss on hedging instruments and a £14.3 million gain on hedged items.

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m		£m	£m
2019
Other investments	–	255.7	242.6	–	498.3
Cash and short-term deposits	–	–	–	2,969.0	2,969.0
Bank overdrafts, bonds and bank loans	–	–	–	(461.3)	(461.3)
Bonds and bank loans	–	–	–	(4,047.3)	(4,047.3)
Trade and other receivables: amounts falling due within one year	–	–	–	7,530.8	7,530.8
Trade and other receivables: amounts falling due after more than one year	–	–	–	59.3	59.3
Trade and other payables: amounts falling due within one year	–	–	–	(10,191.6)	(10,191.6)
Trade and other payables: amounts falling due after more than one year	–	–	–	(2.6)	(2.6)
Derivative assets	–	1.4	–	–	1.4
Derivative liabilities	(21.2)	(1.5)	–	–	(22.7)
Payments due to vendors (earnout agreements) (note 20)	–	(253.8)	–	–	(253.8)
Liabilities in respect of put options	–	(226.8)	–	–	(226.8)
	(21.2)	(225.0)	242.6	(4,143.7)	(4,147.3)

Notes to the consolidated financial statements (continued)

27. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2018
Other investments	–	319.6	347.1	–	666.7
Cash and short-term deposits	–	–	–	2,643.2	2,643.2
Bank overdrafts, bonds and bank loans	–	–	–	(1,025.1)	(1,025.1)
Bonds and bank loans	–	–	–	(5,634.8)	(5,634.8)
Trade and other receivables: amounts falling due within one year	–	–	–	8,545.6	8,545.6
Trade and other receivables: amounts falling due after more than one year	–	–	–	68.3	68.3
Trade and other payables: amounts falling due within one year	–	–	–	(10,637.3)	(10,637.3)
Trade and other payables: amounts falling due after more than one year	–	–	–	(8.4)	(8.4)
Derivative assets	8.4	1.3	–	–	9.7
Derivative liabilities	(14.2)	(2.6)	–	–	(16.8)
Payments due to vendors (earnout agreements) (note 20)	–	(414.7)	–	–	(414.7)
Liabilities in respect of put options	–	(242.0)	–	–	(242.0)
	(5.8)	(338.4)	347.1	(6,048.5)	(6,045.6)

The Group is party to certain cash pooling arrangements with its banks and has offset cash and short-term deposits and bank overdrafts where a legally enforceable right to set off exists. At 31 December 2019, £6,832.8 million (2018: £6,214.2 million) had been offset.

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

27. Financial instruments (continued)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m
2019
Derivatives in designated hedge relationships
Derivative assets	–	–	–
Derivative liabilities	–	(21.2)	–
Held at fair value through profit or loss
Other investments	–	–	255.7
Derivative assets	–	1.4	–
Derivative liabilities	–	(1.5)	–
Payments due to vendors (earnout agreements) (note 20)	–	–	(253.8)
Liabilities in respect of put options	–	–	(226.8)
Held at fair value through other comprehensive income
Other investments	42.2	–	200.4

	Level 1 £m	Level 2 £m	Level 3 £m
2018
Derivatives in designated hedge relationships
Derivative assets	–	8.4	–
Derivative liabilities	–	(14.2)	–
Held at fair value through profit or loss
Other investments	0.4	–	319.2
Derivative assets	–	1.3	–
Derivative liabilities	–	(2.6)	–
Payments due to vendors (earnout agreements) (note 20)	–	–	(414.7)
Liabilities in respect of put options	–	–	(242.0)
Held at fair value through other comprehensive income
Other investments	128.1	–	219.0

There have been no transfers between these levels in the years presented.

Notes to the consolidated financial statements (continued)

27. Financial instruments (continued)

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m	Other investments £m
1 January 2018	(258.1)	820.3
Gains recognised in the income statement	34.5	61.1
Losses recognised in other comprehensive income	–	(140.6)
Exchange adjustments	1.1	–
Additions	(43.5)	35.0
Disposals	–	(237.3)
Cancellations	2.2	–
Reclassifications from other investments to interests in associates	–	(0.3)
Settlements	21.8	–
31 December 2018	(242.0)	538.2
(Losses)/gains recognised in the income statement	(19.4)	9.1
Losses recognised in other comprehensive income	–	(55.4)
Exchange adjustments	11.7	–
Additions	(38.6)	18.2
Disposals	–	(53.4)
Cancellations	9.7	–
Transfer to disposal group classified as held for sale	31.0	(0.6)
Settlements	20.8	–
31 December 2019	(226.8)	456.1

Note

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 20.

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources. There have been no movements between level 3 and other levels.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32. After recognition, the liability is remeasured in accordance with IFRS 9 and is subject to the estimation of future performance of the business acquired. Changes in the estimation result in re-measurement of the liability through the income statement. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2019, the weighted average growth rate in estimating future financial performance was 19.5% (2018: 22.7%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2019 was 1.4% (2018: 2.9%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £4.6 million (2018: £6.8 million) and £7.7 million (2018: £10.4 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £5.6 million (2018: £7.1 million) and £5.7 million (2018: £7.2 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of one times revenue would result in an increase or decrease in the value of investments of £53.6 million, which would result in a credit or charge to the income statement of £3.3 million and equity of £50.3 million. The sensitivity to changes in unobservable inputs is specific to each individual investment.

28. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2017	1,750,000,000	175.0
At 31 December 2017	1,750,000,000	175.0
At 31 December 2018	1,750,000,000	175.0
At 31 December 2019	1,750,000,000	175.0

Issued and fully paid
At 1 January 2017	1,331,880,730	133.2
Exercise of share options	630,822	0.1
At 31 December 2017	1,332,511,552	133.3
Exercise of share options	166,675	-
At 31 December 2018	1,332,678,227	133.3
Exercise of share options	75,625	-
Share cancellations	(4,586,039)	(0.5)
At 31 December 2019	1,328,167,813	132.8

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2019 was 9,219,837 (2018: 14,820,994), and £98.3 million (2018: £125.5 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2019 was 70,787,730 (2018: 70,854,553) and £755.0 million (2018: £599.9 million) respectively.

Share options

WPP Executive Share Option Scheme (WPP)

As at 31 December 2019, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

WPP Worldwide Share Ownership Programme (WWOP)

As at 31 December 2019, unexercised options over ordinary shares of 2,757,654 and unexercised options over ADRs of 388,854 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
82,650	6.268	2014 - 2021
36,500	6.268	2015 - 2021
53,150	7.113	2013 - 2020
25,750	7.113	2014 - 2020
194,079	8.458	2015 - 2022
43,000	13.145	2017 - 2021
1,739,050	13.145	2017 - 2024
4,375	13.145	2018 - 2024
564,975	13.505	2016 - 2023
14,125	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
24,550	49.230	2014 - 2021
16,530	56.560	2013 - 2020
39,184	67.490	2015 - 2022
166,655	102.670	2017 - 2024
141,935	110.760	2016 - 2023

Notes to the consolidated financial statements (continued)

28. Authorised and issued share capital (continued)

WPP Share Option Plan 2015 (WSOP)

As at 31 December 2019, unexercised options over ordinary shares of 13,413,425 and unexercised options over ADRs of 1,396,745 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
18,250	8.372	2021 - 2025
3,406,900	8.372	2021 - 2028
15,500	9.600	2022 - 2026
2,863,975	9.600	2022 - 2029
19,250	13.085	2020 - 2024
2,785,100	13.085	2020 - 2027
55,500	15.150	2018 - 2022
1,952,200	15.150	2018 - 2025
5,375	15.150	2019 - 2025
12,375	17.055	2019 - 2023
2,279,000	17.055	2019 - 2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
347,660	53.140	2021 - 2028
347,105	62.590	2022 - 2029
276,790	88.260	2020 - 2027
236,265	105.490	2020 - 2026
188,925	115.940	2018 - 2025

The aggregate status of the WPP Share Option Plans during 2019 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2019	Granted	Exercised	Lapsed	Outstanding 31 December 2019	Exercisable 31 December 2019
WPP	6,741	–	–	–	6,741	6,741
WWOP	5,520,774	–	(71,475)	(747,375)	4,701,924	4,701,924
WSOP	18,691,100	4,615,000	(4,150)	(2,904,800)	20,397,150	5,249,075
	24,218,615	4,615,000	(75,625)	(3,652,175)	25,105,815	9,957,740

Weighted-average exercise price for options over

	1 January 2019	Granted	Exercised	Lapsed	Outstanding 31 December 2019	Exercisable 31 December 2019
Ordinary shares (£)
WPP	9.355	–	–	–	9.355	9.355
WWOP	12.290	–	6.888	12.027	12.421	12.421
WSOP	12.753	9.600	8.372	12.405	12.121	16.164
ADRs ($)
WWOP	95.453	–	47.388	91.622	96.744	96.744
WSOP	84.893	62.590	53.140	82.290	79.798	115.940

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
6.268 – 17.055	12.171	90

28. Authorised and issued share capital (continued)

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
49.230 – 115.940	83.488	89

As at 31 December 2019 there was £7.3 million (2018: £8.5 million) of total unrecognised compensation costs related to share options. That cost is expected to be recognised over a weighted average period of 19 months (2018: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2019	2018	2017
Fair value of UK options (shares)	117.0p	107.0p	112.0p
Fair value of US options (ADRs)	$8.49	$8.09	$9.40
Weighted average assumptions:
UK Risk-free interest rate	0.57%	0.78%	0.57%
US Risk-free interest rate	1.61%	2.74%	2.05%
Expected life (months)	48	48	48
Expected volatility	24%	24%	17%
Dividend yield	3.8%	3.5%	2.9%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2019 was £9.39 (2018: £11.56, 2017: £15.86) and the average ADR price for the same period was $59.93 (2018: $77.31, 2017: $101.86).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

Terms of share option plans

In 2015, the Group introduced the Share Option Plan 2015 to replace both the “all-employee” Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.

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

Notes to the consolidated financial statements (continued)

29. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2017	2.7	(247.1)	271.3	1,158.3	1,185.2
Exchange adjustments on foreign currency net investments	–	–	–	(445.5)	(445.5)
Gain on revaluation of available for sale investments	–	–	32.1	–	32.1
Recognition and remeasurement of financial instruments	–	(10.1)	–	–	(10.1)
31 December 2017	2.7	(257.2)	303.4	712.8	761.7
Exchange adjustments on foreign currency net investments	–	–	–	69.9	69.9
Accounting policy change (IFRS 9)[1]	–	–	(303.4)	(104.0)	(407.4)
Recognition and remeasurement of financial instruments	–	(30.7)	–	–	(30.7)
31 December 2018	2.7	(287.9)	–	678.7	393.5
Exchange adjustments on foreign currency net investments	–	–	–	(361.4)	(361.4)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	–	(284.0)	(284.0)
Share cancellations	0.5	–	–	–	0.5
Recognition and remeasurement of financial instruments	–	2.5	–	–	2.5
Share purchases – close period commitments	–	(252.3)	–	–	(252.3)
31 December 2019	3.2	(537.7)	–	33.3	(501.2)

Note

[1]	Due to the adoption of IFRS 9, cumulative gains and losses on revaluation of available for sale investments have been transferred to retained earnings.

30. Acquisitions

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

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed in the year ended 31 December 2019 or between 31 December 2019 and the date the financial statements have been authorised for issue.

30. Acquisitions (continued)

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

30. Acquisitions (continued)

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

31. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period since 5 December 2019 when Kantar became a related party as an associate.

The following amounts were outstanding at 31 December 2019:

2019 £m
Amounts owed by related parties
Kantar	87.5
Other	87.5
175.0
Amounts owed to related parties
Kantar	(36.5)
Other	(49.6)
(86.1)

32. Reconciliation of operating profit to headline operating profit

Reconciliation of operating profit to headline operating profit:

Continuing operations:	2019 £m	2018[1] £m	2017[1] £m
Operating profit	1,295.9	1,237.9	1,577.9
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Goodwill impairment	47.7	183.9	27.1
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Investment write-downs	7.5	2.0	91.7
Litigation settlement	(16.8)	–	–
Gain on sale of freehold property in New York	(7.9)	–	–
Restructuring and transformation costs	153.5	265.5	56.8
Headline operating profit	1,560.6	1,651.2	1,793.1

Note

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Headline operating profit is one of the metrics that management uses to assess the performance of the business.