Form 20-F/A
period 2019-12-31
WPP plc
filed 2021-02-12
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

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

YES  ☐    NO  ☒

Explanatory Note

This Amendment on Form 20-F/A is being filed by WPP plc (“the Company”) as Amendment No. 1 (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended 31 December 2019 (the “Original Filing”) originally filed with the Securities and Exchange Commission (the “SEC”) on 30 April 2020 (the “Original Filing Date”). As indicated on our Form 6-K furnished to the SEC on 14 December 2020, it was determined that the Company’s previously issued financial statements for the years ended 31 December 2019, 2018 and 2017 contained errors with respect to certain aspects of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet and the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments, respectively. We have also determined that the discount rate used in the calculation of the present value of the expected cash outflows in respect of put option agreements and payments due to vendors (earnout agreements) did not fully reflect the risk in the associated cash flows.

To correct these errors, in this Amendment we are restating our consolidated balance sheets as at 31 December 2019, 2018 and 2017, and our consolidated statements of income, comprehensive income, and changes in equity for the years ended 31 December 2019, 2018 and 2017. The consolidated balance sheet as at 31 December 2017 has been included and restated in this Amendment to comply with the requirements of IFRS as a result of the restatement. The consolidated financial statements as at and for the years ended 31 December 2019, 2018 and 2017 are collectively referred to as the “Restated Financial Statements”. The adjustments to correct the notional cash pooling matters were limited to balance sheet adjustments in both cash and short-term deposits and bank overdrafts, bonds and bank loans that result in an aggregate increase in both of £8.337 billion, £8.423 billion and £9.460 billion in the Company’s consolidated balance sheets as at 31 December 2019, 2018 and 2017, respectively. The adjustments to correct the net investment hedging matters have resulted in reclassifying exchange adjustments on foreign currency net investments within the Company’s consolidated statement of comprehensive income to be reported together with revaluation of financial instruments on the face of the Company’s consolidated income statement as revaluation and retranslation of financial instruments and separately disclosed in the notes to the consolidated financial statements, amounting to a £245.7 million gain, £205.1 million loss and £194.6 million gain for the years ended 31 December 2019, 2018 and 2017, respectively. Corresponding adjustments to other reserves and retained earnings on the Company’s consolidated balance sheets and statements of changes in equity were made. This change also reduced the opening retained earnings balance as at 1 January 2017 by £506.9 million with a corresponding increase in other reserves. The adjustments to correct the put option and payments due to vendors (earnout) discount rate have resulted in adjustments to the Company’s consolidated balance sheet, decreasing trade and other payables (current and non-current liabilities) by £32.4 million, £47.9 million and £82.6 million as at 31 December 2019, 2018 and 2017, respectively; increasing other reserves by £59.6 million, £51.5 million and £45.1 million as at 31 December 2019, 2018 and 2017, respectively; and decreasing intangible assets: goodwill by £60.1 million, £70.2 million and £78.3 million as at 31 December 2019, 2018 and 2017, respectively. The Company’s consolidated income statement has also been adjusted to reflect charges to revaluation and retranslation of financial instruments of £13.5 million, £40.6 million and £47.5 million for the years ended 31 December 2019, 2018 and 2017, respectively and a £7.4 million reduction in the goodwill impairment charge for the year ended 31 December 2018. Corresponding adjustments to retained earnings on the Company’s consolidated balance sheets and statements of changes in equity were made. These changes also increased the opening retained earnings balance as at 1 January 2017 by £6.8 million. These adjustments are described more fully in the accounting policies discussion and notes 3, 6, 14 and 27 of the accompanying consolidated financial statements.

In addition to the Restated Financial Statements, this amendment is being filed to amend Items 3A “Key information – Selected Financial Data”, 3D “Key Information – Risk Factors – Internal control over financial reporting”, 5 “Operating and Financial Review and Prospects”, 6 “Directors, Senior Management and Employees – C. Board Practices – Audit Committee – Financial reporting and significant financial judgements – Goodwill impairments”, 6 “Directors, Senior Management and Employees – C. Board Practices – Audit Committee – Internal financial control”, 15 “Controls and Procedures”, 18 “Financial Statements”, and 19 “Exhibits”, in each case, solely to make appropriate changes to reflect the corrections made in the Restated Financial Statements, the effects of those corrections and other related matters. As described more fully in Item 15, as a result of the filing of the Restated Financial Statements, our management has updated its assessments as of 31 December 2019 of our disclosure controls and procedures and our internal control over financial reporting and the bases for why neither was effective as at 31 December 2019. This Amendment also includes currently dated certifications from our Principal Executive Officer and Principal Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and amended reports of our independent registered public accounting firm relating to the audit of the Restated Financial Statements and of the effectiveness of our internal control over financial reporting. We have made no other changes to our Original Filing, and the other Items and disclosures included in this Amendment are included for the convenience of the reader only and have not been updated to reflect events occurring after the Original Filing Date. Accordingly, except as expressly modified to reflect the impact of the corrections made in the Restated Financial Statements, this Amendment continues to speak only as of the Original Filing Date.

Since this Amendment restates the financial information for the 2018 and 2017 fiscal years, we do not intend to amend our previously filed Annual Reports on Form 20-F for periods ended prior to 31 December 2019. As a result, you should rely upon the Restated Financial Statements contained in this Amendment with respect to such prior fiscal years. In addition, we are furnishing a Form 6-K/A to similarly restate our condensed consolidated balance sheets as at 30 June 2020 and 2019 and 31 December 2019, and our condensed consolidated statements of income, comprehensive income, changes in equity for the six months ended 30 June 2020 and 2019 and the year ended 31 December 2019. Please refer to that report for further detail and review the Original Filing and this Amendment together with that report.

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

The selected income statement data for each of the years ended 31 December 2019, 2018 and 2017 and the selected balance sheet data as at 31 December 2019 and 2018 are derived from the consolidated financial statements of the Company that appear elsewhere in this Form 20-F/A. The selected financial data for prior periods is derived from unaudited consolidated financial statements of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The reporting currency of the Group is the UK pound sterling and the selected financial data has been prepared on this basis.

Selected Consolidated Income Statement Data

	Year ended 31 December
	2019[1],2 £m		2018[1,3] £m		2017[1,3,4] £m		2016[1,4] £m		2015[1] £m
Continuing operations:
Revenue	13,234.1		13,046.7		13,146.4		14,887.3		12,235.2
Operating profit	1,295.9		1,245.3		1,577.9		2,063.1		1,632.0
Profit for the year from continuing operations	939.3		763.3		1,811.0		786.8		1,354.7
Profit for the year	950.1		901.1		2,059.4		786.8		1,354.7
Share information:
Earnings per ordinary share from continuing and discontinued operations:
Basic	68.5	p	66.1	p	155.7	p	61.6	p	105.1	p
Diluted	67.9	p	65.4	p	153.9	p	60.7	p	103.2	p
Earnings per ordinary share from continuing operations:
Basic	68.8	p	56.0	p	136.9	p	61.6	p	105.1	p
Diluted	68.2	p	55.4	p	135.3	p	60.7	p	103.2	p
Earnings per ADS[5] from continuing operations:
Basic	344.0	p	280.0	p	684.5	p	308.0	p	525.5	p
Diluted	341.0	p	277.0	p	676.5	p	303.5	p	516.0	p
Dividends per ordinary share	60.00	p	60.00	p	59.75	p	48.33	p	42.49	p
Dividends per ADS (US dollars)[6]	393.88	¢	391.87	¢	397.23	¢	352.41	¢	340.57	¢

[1]  Figures have been restated as described in the accounting policies section of the consolidated financial statements. Figures for 2016 and 2015 have not been restated to reflect the impact of the change in the discount rate used in the calculation of the present value of the expected cash outflows in respect of put option agreements and payments due to vendors (earnout agreements).

[2]  The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

[3]  Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies section of the consolidated financial statements. No restatement has been made in 2016 or 2015.

[4]  2017 and 2016 figures were restated for the adoption of IFRS 15 Revenue from Contracts with Customers in the 2018 Form 20-F. No restatement was made in 2015.

[5]  Basic and diluted earnings per American Depositary Share (ADS) have been calculated using the same method as earnings per share, multiplied by a factor of five.

[6]  These figures have been translated for convenience purposes only, using the approximate average exchange rates of US$1.2765 to pound sterling for the year 2019 (2018: US$1.3351, 2017: US$1.2887, 2016: US$1.3547, 2015: US$1.5288). This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

Selected Consolidated Balance Sheet Data

	At 31 December
	2019[1],4 £m	2018[1,2],4 £m	2017[1,3] £m	2016[1,3] £m	2015[1] £m
Total assets	39,605.4	42,220.1	43,044.1	41,046.5	36,744.7
Net assets	8,415.8	9,784.3	9,960.5	9,812.2	8,015.8
Called-up share capital	132.8	133.3	133.3	133.2	132.9
Number of shares (in millions)	1,328.2	1,332.7	1,332.5	1,331.9	1,329.4

[1]   Figures have been restated as described in the accounting policies section of the consolidated financial statements. Figures for 2016 and 2015 have not been restated to reflect the impact of the change in the discount rate used in the calculation of the present value of the expected cash outflows in respect of put option agreements and payments due to vendors (earnout agreements).

[2]   The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

[3]   IFRS 9 Financial Instruments was adopted from 1 January 2018. No restatement has been made for years prior to 2018.

[4]   2017 and 2016 figures were restated for the adoption of IFRS 15 Revenue from Contracts with Customers in the 2018 Form 20-F. No restatement was made in 2015.

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

The dividends are also shown translated into US cents per ADS using the approximate average rates as shown on page 3, for each year presented.

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

Internal control over financial reporting

The Group has identified material weaknesses in its internal control over financial reporting that, if not properly remediated, could adversely affect its results of operations, investor confidence in the Group and the market price of its ADSs.

As disclosed in Part II, Item 15 of this Form 20-F/A, in connection with the Group’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019, the Group has identified material weaknesses in its internal control over financial reporting with respect to management’s review of the impairment assessment of intangible assets and goodwill, specifically the selection of appropriate discount rates for use in the impairment calculations and the determination of the appropriateness of the cash flow periods and associated discounting in the impairment calculation; the design and implementation of internal controls to ensure that the complex accounting matters and judgements are assessed against the requirements of IFRS; monitoring changes in the applicable accounting standards and interpretations or changes in the underlying business on a timely basis; and our net investment hedging arrangements, concerning the eligibility of hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and the review of the impact of changes in internal financing structures on such hedging relationships. As a result of such material weaknesses, the Group concluded that its internal control over financial reporting was not effective. Certain of these material weaknesses resulted in the restatement of our consolidated financial statements as of and for the years ended 31 December 2019, 2018 and 2017, as further described in Part II, Item 15 of this Form 20-F/A.

As further described in Part II, Item 15 of this Form 20-F/A, the Group is currently taking actions to design and implement remediation plans to address the material weaknesses. If remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses in internal control are discovered or occur in the future, the Group’s ability to accurately record, process and report financial information and consequently, its ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of the Group’s financial reporting, which could have a negative effect on the trading price of the Group’s ADSs.

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

Principal risk	Potential impact

Compliance risks

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

B. Business Overview

Introduction

Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 32 to 35.

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

Social investment

•

Our pro bono work was worth £10.6 million in 2019 for clients including UN Women and WildAid. We also made cash donations to charities of £5.2 million, resulting in a social investment worth £15.8 million. This is equivalent to 1.3% of profit before tax.

•	WPP media agencies negotiated free media space worth £18.9 million on behalf of pro bono clients, 1.56% of profit before tax.

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

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom, Essence, Xaxis, Kinetic, WPP	690,000
636 Eleventh Avenue, New York, NY	Ogilvy, Geometry, MJM, Hogarth, BDG	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Wavemaker, Mediacom, Mindshare, Geometry, Hill+Knowlton Strategies, Global Team Blue, Sudler MDS, Burson Cohn & Wolfe, Peclars, Hogarth, Wunderman Thompson, Superunion, Kinetic	488,000
Calle de Ríos Rosas, 26, Madrid	GroupM, Grey, WPP Health & Wellness, Ogilvy, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Axicom, WPP, Lambie Nairn, Finance +, Superunion, SCPF, VMLY&R, Wunderman Thompson	382,402
The Orb Adjacent to JW Marriott Sahar, Chatrapati Shivaji International Airport, Andheri East, Mumbai	GroupM, Wavemaker, Mindshare, Mediacom, Kinetic, Ogilvy, Grey, Wunderman Thompson, Hill+Knowlton Strategies, Fitch, Landor, VMLY&R, Genesis Burson Cohn & Wolfe, WPP	375,000
3 Columbus Circle, New York, NY	VMLY&R, Midas Exchange, Berlin Cameron, CMI, Taxi, Red Fuse, Finsbury, Fitch, WPP Health	374,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Burson Cohn & Wolfe, Landor, Finance +, GCI Health, SJR, Townhouse	349,000
Tower B, DLF Cyber Park, Gurugram	GroupM, Wavemaker, Mindshare, Mediacom, Ogilvy, Wunderman Thompson, Hogarth, Grey, Global Team Blue, AKQA, ADK, WPP (Q4 2020 Occupancy)	340,000
222 Merchandise Mart / 350 N Orleans, Chicago IL	Ogilvy, Wunderman Thompson, Geometry, Global Team Blue, GroupM, Burson Cohn & Wolfe, Hill+Knowlton Strategies, The Futures Company, Kinetic	277,400
333 North Green Street, Chicago, IL	Burson Cohn & Wolfe, Branding, Geometry, GroupM, Hill+Knowlton Strategies, Kinetic, Ogilvy, VMLY&R, Wunderman Thompson, Hogarth, WBA	265,108

Location	Use	Approximate square footage
125 Queens Quay, Toronto	GroupM, Ogilvy, Wunderman Thompson, VMLY&R, Grey, Hill+Knowlton Strategies (Estimated Q4 2021 Occupancy)	258,053
Sea Containers House, Upper Ground, London SE1	Ogilvy, Wavemaker, WPP	226,000
550 Town Center Drive, Dearborn, MI	Global Team Blue, PRISM, Burrows, POSSIBLE, VMLY&R	217,900

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As introduced on page 11, certain Non-GAAP measures are included in the operating and financial review and prospects.

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

Operating profit was up 4.1% to £1.296 billion from £1.245 billion, up 4.9% in constant currency. Headline operating profit was down 5.5% to £1.561 billion, from £1.651 billion and down 5.6% in constant currency. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to operating profit of £61 million.

Profit before interest and tax was up 2.7% to £1.311 billion from £1.276 billion. Headline PBIT for 2019 was down 5.8% to £1.623 billion, from £1.723 billion and down 6.0% in constant currencies.

Profit before tax was up 19.1% to £1.214 billion from £1.019 billion. In constant currencies, profit before tax was up by 19.4%. Headline profit before tax was down 11.7% to £1.363 billion from £1.543 billion. The difference between profit before tax and headline profit before tax reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment charges.

Profit after tax was up 23.1% to £0.939 billion from £0.763 billion. In constant currencies, profit after tax was up 22.7%.

Profits attributable to shareholders was up 23.2% to £0.860 billion from £0.698 billion, again reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment. In constant currencies, profits attributable to shareholders was up 22.8%.

Diluted earnings per share was up 23.1% to 68.2p from 55.4p and was up 22.9% in constant currencies.

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

Debt financing was £12.845 billion at 31 December 2019, compared to £15.083 billion at 31 December 2018. Average net debt in 2019 was £4.282 billion, compared to £5.025 billion in 2018, at 2019 exchange rates. On 31 December 2019 net debt was £1.540 billion, against £4.017 billion on 31 December 2018, a decrease of £2.477 billion (a decrease of £2.313 billion at 2019 exchange rates). The reduced period end debt figure reflects the benefit of £1.971 billion proceeds in relation to the disposal of 60% of the Group’s interest in Phase 1 of the Kantar business.

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

Headline operating profit analysis	2019[1]		2018		2017
	£m	Headline operating profit margin[2] %	£m	Headline operating profit margin2, [3] %	£m	Headline operating profit margin2, [3] %
Global Integrated Agencies	1,219.5	15.0	1,228.2	15.2	1,321.3	15.9
Public Relations	140.6	15.7	139.2	15.8	123.5	14.3
Specialist Agencies	200.5	10.9	283.8	14.7	348.3	17.7
Total Group	1,560.6		1,651.2		1,793.1
[1]	IFRS 16 Leases was adopted from 1 January 2019 as described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.
[2]	Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
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

General and administrative costs decreased by 10.4% to £1,113.1 million from £1,242.3 million in 2018, principally in relation to decrease in goodwill impairment, decrease in amortisation and impairment of acquired intangible assets and lower IT costs, partly offset by a gain on disposal of investment in 2018 that did not repeat in 2019.

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

Profit before interest and taxation

Profit before interest and tax was up 2.7% to £1.311 billion from £1.276 billion. Headline PBIT for 2019 was down 5.8% to £1.623 billion, from £1.723 billion and down 6.0% in constant currencies.

Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Net finance costs, finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £260 million compared with £180 million in 2018, an increase of £80 million. This primarily reflects additional interest expense related to lease liabilities of £100 million following the adoption of IFRS 16. Revaluation and retranslation of financial instruments resulted in a gain of £163.8 million in 2019 and a loss of £76.3 million in 2018.

Taxation

The Group’s tax rate on profit before tax was 22.6% in 2019 against 25.1% in 2018.

The difference in the rate in 2019 was principally due to the revaluation and retranslation of financial instruments not being tax deductible. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Profit for the year

Profit after tax was up 23.1% to £0.939 billion from £0.763 billion. In constant currencies, profit after tax was up 22.7%. Profits attributable to shareholders was up 23.2% to £0.860 billion from £0.698 billion, again reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment. In constant currencies, profits attributable to shareholders was up 22.8%.

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

General and administrative costs increased by 14.3% to £1,242.3 million from £1,086.9 million in 2017, principally in relation to an increase in the provision for bad debts and higher IT costs.

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

Profit before interest and taxation

As a result of the above, profit before interest and tax was down 23.9% to £1.276 billion from £1.676 billion. Headline PBIT was down 8.8% to £1.723 billion, from £1.890 billion.

Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance income increased to £98.9 million in 2018 from £89.0 million in 2017. Finance costs increased to £279.1 million in 2018 from £261.9 million in 2017. Therefore, net finance costs were £180.2 million, compared with £ 172.9 million in 2017, an increase of £7.3 million. This is due to the higher dollar interest rates. Revaluation and retranslation of financial instruments resulted in a loss of £76.3 million in 2018 and a gain of £391.0 million in 2017.

Taxation

The Group’s tax rate on profit before tax was 25.1% in 2018 against 4.4% in 2017.

The difference in the rate in 2017 was principally due to an exceptional tax credit in 2017, primarily relating to the re-measurement of deferred tax liabilities following US tax reform. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Profit for the year

Profit after tax fell by 57.9% to £0.763 billion from £1.811 billion. Profits attributable to shareholders fell 59.6% to £0.698 million from £1.727 million, again reflecting principally the £265.5 million of restructuring and transformation costs and £176.5 million of goodwill impairment. Diluted earnings per share fell by 59.1% to 55.4p from 135.3p.

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

WPP is well-capitalised and cash-generative. The disposal programme has simplified WPP and reduced debt to the lower end of target range. WPP has raised over £3.2 billion from over 50 disposals and more than 80 non-core business closures in the past two years. The Group has continued strong cash generation to fund investment. As at 31 December 2019 we had cash of £2.7 billion comprised of £11.3 billion of cash and short-term deposits and £8.6 billion of bank overdrafts. Total liquidity, including undrawn credit facilities, was £4.8 billion.

Funds returned to shareholders in 2019 totaled £794 million, including dividends and share buybacks. In 2019, 4.6 million shares, or 0.4% of the issued share capital, were purchased at a cost of £44 million. All of these shares were purchased in the fourth quarter.

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

On 31 December 2019, debt financing was £12.845 billion against £15.083 billion on 31 December 2018, a decrease of £2.238 billion. On 31 December 2019 net debt was £1.540 billion, against £4.017 billion on 31 December 2018, a decrease of £2.477 billion (a decrease of £2.313 billion at 2019 exchange rates). The reduced period end debt figure reflects the benefit of £1.971 billion proceeds in relation to the disposal of 60% of the Group’s interest in Phase 1 of the Kantar business. Average net debt in 2019 was £4.282 billion, compared to £5.025 billion in 2018, at 2019 exchange rates.

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

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Operating Results on pages 18 to 26 and Risk Factors on pages 5 to 8. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include the company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the Covid-19 pandemic from April 2020 onwards compared to 2019, considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks and the final dividend of 2019 and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass through costs declines from 15% to over 35%. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

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

		Payments due in
£m	Total	2020	2021	2022	2023	2024	Beyond 2024
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,624.2	211.6	—	211.6	634.9	—	1,566.1
Sterling bonds	400.0	—	—	—	—	—	400.0
US$ bonds	1,178.3	—	—	377.0	—	565.5	235.8
Bank revolvers	101.7	5.3	96.4	—	—	—	—
Subtotal	4,304.2	216.9	96.4	588.6	634.9	565.5	2,201.9
Interest payable	1,039.1	107.9	107.6	103.5	91.4	68.7	560.0
Total	5,343.3	324.8	204.0	692.1	726.3	634.2	2,761.9
Lease liabilities[2]	3,002.5	385.9	384.0	335.4	283.0	220.5	1,393.7
Capital commitments[3]	165.0	107.3	22.7	2.4	32.6	—	—
Investment commitments[3]	21.8	21.8	—	—	—	—	—
Financial derivatives	21.5	4.8	6.6	5.6	5.5	5.5	(6.5)
Estimated obligations under acquisition earnouts and put option agreements	448.3	219.1	51.8	80.5	29.6	32.6	34.7
Total contractual obligations	9,002.4	1,063.7	669.1	1,116.0	1,077.0	892.8	4,183.8

[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2019 of £8,572.4 million. The Group’s net debt at 31 December 2019 was £1,539.6 million and is analysed in Item 5B.

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

Non-GAAP Information

As introduced on page 10, the following metrics are the Group’s Non-GAAP measures.

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

Headline PBIT is calculated as profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

Continuing operations	Year ended 31 December
	2019[1] £m	2018[2] £m	2017[2] £m
Profit before interest and taxation	1,310.6	1,275.8	1,675.9
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Goodwill impairment	47.7	176.5	27.1
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Investment write-downs	7.5	2.0	91.7
Restructuring and transformation costs	153.5	265.5	56.8
Share of exceptional losses/(gains) of associates	47.8	41.5	(0.6)
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Headline PBIT	1,623.1	1,723.2	1,890.5

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

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

Continuing operations	Year ended 31 December
	2019[1],2 £m	2018[1],3 £m	2017[1],3 £m
Profit before taxation	1,214.3	1,019.3	1,894.0
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Goodwill impairment	47.7	176.5	27.1
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Investment write-downs	7.5	2.0	91.7
Restructuring and transformation costs	153.5	265.5	56.8
Share of exceptional losses/(gains) of associates	47.8	41.5	(0.6)
Litigation settlement	(16.8)	—	—
Gain on sale of freehold property in New York	(7.9)	—	—
Revaluation and retranslation of financial instruments	(163.8)	76.3	(391.0)
Headline PBT	1,363.0	1,543.0	1,717.6

[1]  Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies of the consolidated financial statements.

[2]  The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies section of the consolidated financial statements. No restatement has been made in prior years.

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

The following table is an analysis of net debt:

	2019[1] £m	2018[1] £m	2017[1] £m
Cash and short-term deposits	11,305.7	11,065.8	11,851.0
Bank overdraft, bonds and bank loans due within one year	(8,798.0)	(9,447.7)	(10,083.7)
Bonds and bank loans due after one year	(4,047.3)	(5,634.8)	(6,250.4)
Net debt	(1,539.6)	(4,016.7)	(4,483.1)

[1] Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies section of the consolidated financial statements.

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

Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four- to five-year period following the year of acquisition) and assume the operating companies improve profits in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. A summary of earnout related obligations included in trade and other payables is shown in note 20 to the consolidated financial statements.

WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IFRS 9 Financial Instruments. The movement in the fair value is recognised as income or expense within revaluation and retranslation of financial instruments in the consolidated income statement.

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

New IFRS Accounting Pronouncements

See page F-5 of the consolidated financial statements for a description of new IFRS accounting pronouncements.

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

Compensation Committee

During 2019, the Compensation Committee met seven times on a formal basis, with additional informal meetings held as needed to deal with ad hoc matters. A table of Board and Committee attendance can be found on page 47.

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

Audit Committee

The Committee held nine meetings during 2019, which were attended by Deloitte LLP (the Company’s external auditors, “Deloitte”), the Company’s Chairman, the Senior Independent Director, the Group Finance Director, the Chief Executive Officer, the Chief Operating Officer, the Director of Internal Audit, the Group Chief Counsel, the Group Chief Accountant and the Company Secretary. Individual attendance by the Committee members during 2019 is set out in the table on page 47.

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

Financial reporting and significant financial judgements

Key accounting judgements made by management were reported to and examined by the Committee and discussed with management. The Committee considered the following significant financial reporting judgements in relation to the financial statements for the year ended 31 December 2019 and how these were addressed are set out below:

Area of Focus	Actions Taken/Conclusion
Kantar: IFRS 5 Non-current Assets Held for Sale and Discontinued Operations The judgements made in relation to the accounting and reporting implications of the Kantar disposal.	The Committee considered management’s ongoing assessment of the conditions that must be satisfied in order to conclude a disposal group is “held for sale”. The Committee monitored progress of the transaction during 2019 and management’s continued application of the guidance. The Committee was satisfied with management’s conclusion as to when the Kantar group classified as “held for sale”. The Committee reviewed management’s judgements in relation to the key accounting and disclosure impacts of the transaction.
Kantar: disposal accounting The calculations of the loss on disposal of the Kantar group.	The Committee reviewed the judgements made by management in accounting for the disposal of the Kantar group. The Committee considered and discussed the related accounting disclosures with management and concluded that these were appropriate.
IFRS 8 Operating Segments The review of the Group’s reported operating segments and Compliance with IFRS 8.	The Committee considered management’s proposed changes to the Group’s reported operating segments and challenged management’s approach and assessment of the criteria under IFRS 8 Operating Segments. The Committee received further comprehensive reports from management. The Committee was satisfied with management’s final recommendations and the outcome of the review.
IFRS 16 Leases The review of the Group’s implementation of IFRS 16.	The Committee received reports from management concerning the adoption of IFRS 16 from 1 January 2019 and the impact on the financial statements. The Committee reviewed the judgements made by management in the application of IFRS 16 and was satisfied that these were appropriate.
Goodwill impairments Judgements in relation to goodwill impairment testing.	The Committee challenged the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on the discount rate and growth assumptions. Material weaknesses have been identified which management are remediating with oversight from the Committee. Management are changing the approach to determining inputs with respect to the discount rates used in

Area of Focus	Actions Taken/Conclusion
the impairment calculations and the determination of the appropriateness of the cash flow periods and associated discounting in the impairment calculation and are establishing a more comprehensive review process over such inputs, the discount rate methodology and the determination of the appropriateness of the cash flow periods and associated discounting in the impairment calculation. The identified material weaknesses have not resulted in a material misstatement in the year ended 31 December 2019 or in any prior years. See Item 15 for the discussion on material weaknesses.
Investments The valuation of non-controlled investments and unlisted associates.	The Committee examined management’s valuation, based on forecast, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee agreed that the valuations were appropriate based on the information available to the Group.
Earnout liabilities The accuracy of forecasting the potential future earnout payments due under acquisition agreements.	The Committee considered management’s forecasts and was satisfied that liabilities for potential future earnout payments have been accounted for appropriately.
Working capital provisions The valuation of year-end provisions in respect of working capital.	The Committee received regular briefings on management’s approach in assessing the level of exposure across the Group. The Committee concluded that management’s approach was appropriate.
Remuneration Accounting for the judgemental elements of remuneration.	The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accrual, severances and share based payments and agreed that these are reasonable.
Taxation The judgements made in respect of tax.	The Group Tax Director presented to the Committee in December 2019. The Committee considered management’s assumptions, in particular in relation to the level of central tax provisions, and believes that the level of central tax provisions is reasonable.
Going concern The going concern assessment and viability statement.	The Committee reviewed the range of scenarios modelled by management given the inherent uncertainty caused by Covid-19 and the cost mitigation actions available to management including the suspension of the share buybacks and 2019 final dividend. The Committee assessed management’s view that the likelihood of declines of over 35% of revenue less pass-through costs from April 2020 was remote. The Committee has considered and concurs with management’s going concern, viability and forecasting assumptions. See page 27 for the discussion on going concern.
Restructuring and transformation costs Recognition of restructuring and transformation costs.	The Committee reviewed management’s key accounting judgements and procedures relating to restructuring and transformation costs. The Committee was satisfied with the quantum of costs recognised in 2019 and the presentation of such costs in the financial statements.

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

Internal financial control

The Committee carried out an in-depth review of the Group’s internal financial control system, with a focus on monitoring, remediation and compliance with Section 404 of SOX. As disclosed in the Original Filing, a material weakness had been identified and management are changing the approach to determining inputs with respect to the discount rates used in impairment assessments and establishing a review process over inputs and the overall discount rate methodology. In connection with the restatement discussed in the explanatory note to this Amendment, we identified additional material weaknesses in our internal control over financial reporting, which management are remediating. See Part II, Item 15 of this Form 20-F/A for the discussion on material weaknesses.

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

[2]	As noted in footnote 1 above, less 2017 Performance Share award, which vested on 10 March 2020 (full details can be found on page 44).
[3]	Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 46. Additional dividend shares will be due on vesting.
[4]	As noted in footnote 3 above, less the maximum due under the 2015 EPSP award, which vested on 12 March 2020 (full details can be found on page 46).

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In connection with the Original Filing, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and our then Group Finance Director, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2019. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including our Chief Executive Officer and then Group Finance Director, concluded that our disclosure controls and procedures were not effective as at 31 December 2019, due to the material weakness in internal control over financial reporting as described in Item 15 of the Original Filing.

Subsequent to the evaluation of our disclosure controls and procedures in connection with the Original Filing, management, including our Chief Executive Officer and Chief Financial Officer, re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2019, in connection with the restatement discussed in the explanatory note to this Amendment. Based on that re-evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as at 31 December 2019, due to the material weaknesses in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting (Amended)

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and our then Group Finance Director, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2019. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control in connection with the Original Filing, management concluded that as at 31 December 2019, our internal control over financial reporting was not effective because of the material weakness described in Item 15 of the Original Filing. Subsequent to that assessment, management, including our Chief Executive Officer and Chief Financial Officer, reassessed the effectiveness of our internal control over financial reporting as at 31 December 2019, in connection with the restatement discussed in the explanatory note to this Amendment. Based on our reassessment of the system of internal control, management concluded that as at 31 December 2019, our internal control over financial reporting was not effective because of the material weaknesses described below.

We identified material weaknesses in our internal control over financial reporting with respect to the design and implementation of effective controls relating to management’s review of the impairment assessment of intangible assets and goodwill. Specifically, controls relating to the selection of appropriate discount rates for use in the impairment calculations, and the determination of the appropriateness of the cash flow periods and associated discounting included in the impairment calculation were not effective. An area of significant judgment in our impairment analysis involves the use of the Capital Asset Pricing Model, which relies on discount rates as inputs to complete the analysis. Reasonable judgments are required to select the relevant discount rates in accordance with IAS 36, including the selection between calculating the cost of debt on a local, country-specific basis or a group-wide basis, based on assumptions surrounding the central treasury funding across the group and application of a market-participant viewpoint. In addition, inputs regarding the cost of equity consider the risk-free rate, which may be subject to country inflation to account for certain geopolitical and local currency risks. Further, the impairment model involves discounting forecast cash flows over appropriate periods to estimate the value in use of cash generating units in accordance with IAS 36. Our internal controls were not designed effectively to identify the application of an incorrect approach to determining certain inputs with respect to the discount rates in certain circumstances involving significant levels of judgment, such as in the context of resolving disparities between local-country interest rates and the group’s cost of debt and the determination of the appropriateness of the cash flow periods and associated discount rates reflected in the impairment assessment. We did not identify any material misstatements as a result of the foregoing material weaknesses in the year ended 31 December or in any prior years.

In connection with the restatement discussed in the explanatory note to this Amendment, we identified material weaknesses in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for complex accounting matters and judgments, and to reflect changes in applicable accounting standards and interpretations or changes in the underlying business on a timely basis.

We also identified material weaknesses in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the eligibility of net investment hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and management’s review of the impact of changes in internal financing structures on such hedging relationships.

These material weaknesses resulted in the restatement of our consolidated financial statements as of and for the years ended 31 December 2019, 2018 and 2017 relating to our notional cash pooling arrangements, net investment hedging arrangements and the fair value of liabilities in respect of put option agreements and payments due to vendors. For more information about the restatement and the related adjustments, see the accounting policies discussion and notes 6 and 27 of the accompanying consolidated financial statements.

Remediation of Material Weaknesses

Management is committed to remediating the identified material weaknesses in a timely manner, with appropriate oversight from our Audit Committee.

Our planned remediation with respect to management’s review of the impairment assessment of intangible assets and goodwill includes changing our approach to determining certain inputs with respect to the discount rates used in the impairment assessment, particularly those inputs that are subject to significant levels of judgment, and establishing a more comprehensive review process over such inputs, the discount rate methodology and the determination of the appropriateness of the cash flow periods and associated discounting in the impairment calculation. We are in the process of remediating these material weaknesses and have engaged an independent valuation specialist to assist us as an integral part of the discount rate and cash flow determination process on an on-going basis with oversight by management. Our remediation plan for these material weaknesses has included such items as updating our discount determination methodology for a current market participant approach; enhancing the level of review and controls related to the selection of the variables underpinning the discount rate calculation, the discount rate methodology and annual refresh; and implementing additional validation controls and additional reviews of the selection of cash flow periods.

Our current efforts to remediate the material weaknesses identified with respect to our notional cash pooling arrangements, net investment hedging arrangements and the fair value of liabilities in respect of put option agreements and payments due to vendors include performing a comprehensive retrospective review of our controls and procedures and implementing enhanced periodic controls into our control framework. The comprehensive retrospective review includes identifying all critical accounting judgments with respect to financial statement line items, evaluating the application of the underlying accounting standards to those judgments and verifying the completeness, accuracy and reasonableness of those final judgments. Enhanced periodic controls that we are implementing include controls to identify and evaluate amended or clarified accounting standards, or new guidance with respect to accounting standards, as well as controls surrounding the verification of critical accounting judgments, including those most likely to be impacted by amendments to or clarifications of accounting standards we have adopted. Our management is undertaking a series of steps to complete the comprehensive review and remediation of our controls and procedures and has engaged outside advisors to assist with the performance of the comprehensive retrospective review.

Our current efforts to remediate the material weaknesses identified with respect to our net investment hedging arrangements include performing a comprehensive retrospective review of our controls and procedures to re-review our hedging relationships and the associated documentation and analyzing the application of hedge accounting to all other financial instruments to which such accounting treatment is being applied. We are also updating the design of our controls to verify the nature and existence of hedge documentation in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Management believes that the foregoing efforts will effectively remediate the material weaknesses.

The Company’s internal control over financial reporting as at 31 December 2019 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report, which expressed an adverse opinion on the effectiveness of internal control over financial reporting, is presented below.

Changes in Internal Control Over Financial Reporting

Except as described above in management’s annual report on internal control over financial reporting (as amended), there has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2019, of the Company and our report dated 30 April 2020 (12 February 2021 as to the effects of the restatement discussed in the Accounting Policies to the consolidated financial statements) expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs regarding the Company’s adoption of International Financial Reporting Standards 16 Leases from 1 January 2019 and the restatement of the Company’s consolidated financial statements to correct identified misstatements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (as revised). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(1)	The Company did not design and implement effective controls relating to management’s review of the impairment assessment of intangible assets and goodwill. Specifically, controls relating to the selection of appropriate discount rates for use in the impairment calculations, and the determination of the appropriateness of the cash flow periods and associated discounting included in the impairment assessment were not effective.

(2)	The Company did not design and implement effective controls to ensure the appropriate application of IFRS for complex accounting matters and judgements, and to reflect changes in applicable accounting standards and interpretations or changes in the underlying business on a timely basis.

(3)	The Company did not design and implement effective controls to ensure the eligibility of net investment hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and management’s review of the impact of changes in internal financing structures on such hedging relationships.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended 31 December 2019, of the Company, and this report does not affect our report on such consolidated financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2020 (12 February 2021, as to the effects of the material weaknesses as a result of the restatement of the previously issued consolidated financial statements described in Management’s Report on Internal Control over Financial Reporting (as revised))

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

Exhibit No.	Exhibit Title

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of senior bonds due May 2020 that pay a coupon of 3 month EURIBOR plus 0.32% (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of guaranteed senior bonds due March 2022 that pay a coupon of 3 month EURIBOR plus 0.45% (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 1.375% guaranteed senior bonds due March 2025 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.13	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by WPP AUNZ Limited, dated 26 June 2018 (incorporated herein by reference to Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

2.14	U.S. $2,500,000,000 Revolving Credit Facility Agreement, dated 15 March 2019, by and among WP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated herein by reference to Exhibit 2.16 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

2.15	Description of WPP plc Share Capital and American Depositary Shares (incorporated herein by reference to Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.17	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.23	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

Exhibit No.	Exhibit Title

4.24	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.25	WPP Share Option Plan 2015 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

4.26	Service Agreement, dated 3 September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2018).

4.27	The WPP plc Stock Plan 2018 (incorporated herein by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

4.28	Service Agreement, dated 1 October 2019, between WPP 2005 Limited and John Rogers (incorporated herein by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

4.29	Sale and Purchase Agreement, dated 12 July 2019, as amended, between the Registrant, Summer (BC) Topco S.a r.l., and Summer (BC) UK Bidco Limited (incorporated herein by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

4.30	Securityholders’ Agreement, dated 5 December 2019, between Summer (BC) US JVCO S.C.Sp., Summer (BC) US JVCo GP S.a r.l., Summer (BC) JVCO S.a r.l., York Merger Square 2009 LLC, WPP Diamond Head LLC, WPP 2005 Limited, Summer (BC) Topco S.a r.l., and Summer (BC) US Blockerco Corp (incorporated herein by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

8.1	List of subsidiaries (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Executive Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.*

13.2	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

17.1	List of subsidiary guarantors and issuers of guaranteed securities (incorporated herein by reference to Exhibit 17.1 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ John Rogers
John Rogers Chief Financial Officer
12 February 2021

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 December 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 30 April 2020 (12 February 2021 as to the effects of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting (as revised)) expressed an adverse opinion on the Company’s internal control over financial reporting because of identified material weaknesses.

Restatement of the Financial Statements

As discussed in the Accounting Policies to the financial statements, the accompanying financial statements have been restated to correct identified misstatements.

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

Given the inherent uncertainty associated with COVID-19, it is currently difficult to determine a reasonable worst case scenario. Accordingly, management modelled a range of scenarios. These included a scenario which assumed a year-on-year decline of over 35% in revenue less pass through costs as defined in Note 2 Segment Information. The directors determined that the likelihood of the Company breaching its banking covenants as at 31 December 2020 and not having access to sufficient liquidity for at least twelve months from the date of signing the financial statements is remote considering the decline in revenue less pass through costs required and the mitigating actions available to management, including the suspension of share buy-backs and the final dividend.

As a result of the uncertainty as to the impact of COVID-19 on the Company, we identified a critical audit matter related to going concern due to the significant judgement required to conclude that there is not a material uncertainty related to going concern, in particular the judgement that the likelihood of the Company experiencing a decline in revenue less pass through costs that would result in a breach of its banking covenants at 31 December 2020 is remote.

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

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

30 April 2020 (12 February 2021 as to the effects of the restatement discussed in the Accounting Policies to the financial statements)

We have served as the Company’s auditor since 2002.

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

The financial statements were originally approved by the Board of Directors and authorized for issue on 30 April 2020, and have been amended as of 12 February 2021 solely to correct the matters described below under the Restatement subheading.

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

Restatement

After the consolidated financial statements for the year ended 31 December 2019 were issued it was determined that they did not comply with certain elements of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet and the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments and the inappropriate discount rate being applied in the calculation of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements).

Therefore, there has been a restatement of the years ended 31 December 2019, 31 December 2018, and 31 December 2017. The impact of this change is to increase cash and short-term deposits and bank overdrafts, bonds and bank loans by £8,336.7 million for the year ended 31 December 2019 (2018: £8,422.6 million, 2017: £9,459.6 million), while having no impact on the Company’s debt less cash position. This adjustment does not impact the consolidated income statement or consolidated cash flow statement.

Net investment hedging was inappropriately applied against certain foreign exchange exposures and net investment in foreign operations, where the relationship was either an ineligible hedging relationship under IFRS or insufficiently documented, such that the criteria to apply hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement were not met. Therefore, there has been a restatement of the years ended 31 December 2019, 2018 and 2017, resulting in the reclassification of gains/losses recognised in exchange adjustments on foreign currency net investments within the consolidated statement of comprehensive income to be reported in the consolidated income statement as revaluation and retranslation of financial instruments (note 6). The impact of this change is a £245.7 million gain for the year ended 31 December 2019 (2018: £205.1 million loss, 2017: £194.6 million gain) being recognised in revaluation and retranslation of financial instruments. This change also reduces the opening retained earnings balance as at 1 January 2017 by £506.9 million with a corresponding increase in the foreign currency translation reserve.

The fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements) are recorded at the present value of the expected cash outflows of the obligation. The discount rate historically used in this calculation represented the Company’s cost of debt. To fully reflect the risk in the cash flows, the Company has changed the discount rate used in this calculation, and restated the periods ending 31 December 2019, 2018 and 2017 to reflect the change, which resulted in the following adjustments:

•

Liabilities in respect of put options (notes 19 and 20) have decreased by £22.3 million at 31 December 2019 (2018: £34.0 million, 2017: £36.4 million) and a charge of £10.8 million in 2019 (2018: £8.5 million, 2017: £11.8 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Other reserves on the consolidated balance sheet increased by £59.6 million at 31 December 2019 (2018: £51.5 million, 2017: £45.1 million);

•

Payments due to vendors (earnout agreements) (notes 19 and 20) have decreased by £10.1 million at 31 December 2019 (2018: £13.9 million, 2017: £46.2 million) and a charge of £2.7 million in 2019 (2018: £32.1 million, 2017: £35.7 million) recognised in the

Accounting policies (continued)

consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Goodwill on the consolidated balance sheet decreased by £60.1 million at 31 December 2019 (2018: £70.2 million, 2017: £78.3 million); and

•

The goodwill impairment charge (note 3) decreased by £7.4 million in 2018, as a result of the above adjustments that decreased goodwill and payments due to vendors (earnout agreements) on the consolidated balance sheet.

•	These changes also increases the opening retained earnings balance as at 1 January 2017 by £6.8 million.

The restatements described in this note resulted in an increase in the basic and diluted earnings per share from continuing and discontinued operations of 18.6p and 18.4p, respectively, for the year ended 31 December 2019 (2018: decrease of 19.1p and 18.9p, respectively; 2017: increase of 11.7p and 11.5p, respectively).

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

Accounting policies (continued)

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

Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

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

Other investments

Certain equity investments are designated as either fair value through other comprehensive income or fair value through profit or loss. Movements in fair value through profit or loss are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee.

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

Accounting policies (continued)

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

Accounting policies (continued)

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

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently measured at fair value in accordance with IFRS 9 Financial Instruments. The movement in the fair value is recognised as income or expense within revaluation and retranslation of financial instruments in the consolidated income statement.

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

Consolidated income statement

For the years ended 31 December 2019, 2018, 2017

	Notes	2019[1] £m	2018[1],[2] £m	2017[1],2 £m
Continuing operations

Revenue	2	13,234.1	13,046.7	13,146.4
Costs of services	3	(10,825.1)	(10,559.1)	(10,481.6)
Gross profit		2,409.0	2,487.6	2,664.8
General and administrative costs	3	(1,113.1)	(1,242.3)	(1,086.9)
Operating profit		1,295.9	1,245.3	1,577.9
Share of results of associates	4	14.7	30.5	98.0
Profit before interest and taxation		1,310.6	1,275.8	1,675.9
Finance and investment income	6	99.0	98.9	89.0
Finance costs	6	(359.1)	(279.1)	(261.9)
Revaluation and retranslation of financial instruments	6	163.8	(76.3)	391.0
Profit before taxation		1,214.3	1,019.3	1,894.0
Taxation	7	(275.0)	(256.0)	(83.0)
Profit for the year from continuing operations		939.3	763.3	1,811.0

Discontinued operations
Profit for the year from discontinued operations	12	10.8	137.8	248.4

Profit for the year		950.1	901.1	2,059.4

Attributable to
Equity holders of the parent:
Continuing operations		860.1	698.2	1,726.6
Discontinued operations		(3.8)	126.4	237.1
		856.3	824.6	1,963.7
Non-controlling interests:
Continuing operations		79.2	65.1	84.4
Discontinued operations		14.6	11.4	11.3
		93.8	76.5	95.7
		950.1	901.1	2,059.4

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	9	68.5p	66.1p	155.7p
Diluted earnings per ordinary share	9	67.9p	65.4p	153.9p

Earnings per share from continuing operations
Basic earnings per ordinary share	9	68.8p	56.0p	136.9p
Diluted earnings per ordinary share	9	68.2p	55.4p	135.3p

Notes

The accounting policies on page F-5 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated income statement.

[1]	Figures have been restated as described in the accounting policies.
[2]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Consolidated statement of comprehensive income

For the years ended 31 December 2019, 2018, 2017

	2019[1] £m	2018[1] £m	2017[1] £m
Profit for the year	950.1	901.1	2,059.4
Items that may be reclassified subsequently to profit or loss
Exchange adjustments on foreign currency net investments	(625.1)	284.0	(659.8)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(284.0)	–	–
Gain on revaluation of available for sale investments	–	–	32.1
	(909.1)	284.0	(627.7)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss)/gain on defined benefit pension plans	(36.6)	8.9	17.0
Deferred tax on defined benefit pension plans	6.4	(0.7)	(24.6)
Movements on equity investments held at fair value through other comprehensive income	(141.4)	(247.9)	–
	(171.6)	(239.7)	(7.6)
Other comprehensive (loss)/income for the year	(1,080.7)	44.3	(635.3)
Total comprehensive (loss)/income for the year	(130.6)	945.4	1,424.1
Attributable to
Equity holders of the parent:
Continuing operations	180.0	697.7	1,205.4
Discontinued operations	(386.4)	162.2	142.7
	(206.4)	859.9	1,348.1
Non-controlling interests:
Continuing operations	61.9	73.8	65.2
Discontinued operations	13.9	11.7	10.8
	75.8	85.5	76.0
	(130.6)	945.4	1,424.1

Notes

The accounting policies on pages F-5 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated statement of comprehensive income.

[1]	Figures have been restated as described in the accounting policies.

Consolidated cash flow statement

For the years ended 31 December 2019, 2018, 2017

	Notes	2019 £m	2018 £m	2017 £m
Net cash inflow from operating activities	11	1,850.5	1,693.8	1,408.1
Investing activities
Acquisitions	11	(161.3)	(283.7)	(477.5)
Disposal of investments and subsidiaries	11	2,141.0	833.9	296.0
Purchases of property, plant and equipment		(339.3)	(314.8)	(288.9)
Purchases of other intangible assets (including capitalised computer software)		(54.8)	(60.4)	(37.3)
Proceeds on disposal of property, plant and equipment		174.0	9.5	8.0
Net cash inflow/(outflow) from investing activities		1,759.6	184.5	(499.7)
Financing activities
Repayment of lease liabilities		(249.8)	–	–
Share option proceeds		0.6	1.2	6.4
Cash consideration for non-controlling interests	11	(62.7)	(109.9)	(47.3)
Share repurchases and buybacks	11	(43.8)	(207.1)	(504.2)
Net (decrease)/increase in borrowings	11	(1,713.2)	(440.6)	599.6
Financing and share issue costs		(6.4)	(3.8)	(0.8)
Equity dividends paid		(750.5)	(747.4)	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(96.2)	(106.2)	(87.8)
Net cash outflow from financing activities		(2,922.0)	(1,613.8)	(785.6)
Net increase in cash and cash equivalents		688.1	264.5	122.8
Translation of cash and cash equivalents		(89.7)	(61.5)	(27.2)
Cash and cash equivalents at beginning of year		2,201.2	1,998.2	1,902.6
Cash and cash equivalents including cash held in disposal group at end of year		2,799.6	2,201.2	1,998.2
Cash and cash equivalents held in disposal group presented as held for sale		(66.3)	–	–
Cash and cash equivalents at end of year	11	2,733.3	2,201.2	1,998.2

Note

The accounting policies on pages F-5 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2019, 2018, 2017

	Notes	2019[1] £m	2018[1] £m	2017[1] £m
Non-current assets
Intangible assets:
Goodwill	14	10,110.6	13,132.6	12,874.6
Other	14	1,468.8	1,842.0	2,018.4
Property, plant and equipment	15	876.0	1,083.0	979.5
Right-of-use assets	13	1,734.5	–	–
Interests in associates and joint ventures	16	813.0	796.8	1,065.2
Other investments	16	498.3	666.7	1,153.5
Deferred tax assets	17	187.9	153.0	160.3
Trade and other receivables	18	137.6	180.0	176.2
		15,826.7	17,854.1	18,427.7
Current assets
Corporate income tax recoverable		165.4	198.7	234.7
Trade and other receivables	18	11,822.3	13,101.5	12,530.7
Cash and short-term deposits[1]		11,305.7	11,065.8	11,851.0
		23,293.4	24,366.0	24,616.4
Assets classified as held for sale	12	485.3	–	–
		23,778.7	24,366.0	24,616.4
Current liabilities
Trade and other payables	19	(14,188.1)	(15,021.9)	(14,239.5)
Corporate income tax payable		(499.9)	(545.9)	(649.3)
Short-term lease liabilities	13	(302.2)	–	–
Bank overdrafts, bonds and bank loans	21	(8,798.0)	(9,447.7)	(10,083.7)
		(23,788.2)	(25,015.5)	(24,972.5)
Liabilities associated with assets classified as held for sale	12	(170.4)	–	–
		(23,958.6)	(25,015.5)	(24,972.5)
Net current liabilities		(179.9)	(649.5)	(356.1)
Total assets less current liabilities		15,646.8	17,204.6	18,071.6
Non-current liabilities
Bonds and bank loans	21	(4,047.3)	(5,634.8)	(6,250.4)
Trade and other payables	20	(449.6)	(810.0)	(911.7)
Deferred tax liabilities	17	(379.8)	(479.5)	(513.7)
Provision for post-employment benefits	24	(159.0)	(184.3)	(206.3)
Provisions for liabilities and charges	22	(247.8)	(311.7)	(229.0)
Long-term lease liabilities	13	(1,947.5)	–	–
		(7,231.0)	(7,420.3)	(8,111.1)
Net assets		8,415.8	9,784.3	9,960.5
Equity
Called-up share capital	28	132.8	133.3	133.3
Share premium account		570.3	569.7	568.5
Other reserves	29	(169.9)	962.4	1,119.1
Own shares		(1,178.7)	(1,255.7)	(1,171.1)
Retained earnings		8,689.9	8,950.2	8,841.9
Equity shareholders’ funds		8,044.4	9,359.9	9,491.7
Non-controlling interests		371.4	424.4	468.8
Total equity		8,415.8	9,784.3	9,960.5

Notes

The accounting policies on page F-5 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated balance sheet.

[1]	Figures have been restated as described in the accounting policies.

Consolidated statement of changes in equity

For the years ended 31 December 2019, 2018, 2017

	Called- up share capital £m	Share premium account £m	Other reserves[1] £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders’ funds[1] £m	Non- controlling interests £m	Total[1] £m
Restated balance at 1 January 2017	133.2	562.2	1,735.8	(962.0)	7,899.9	9,369.1	443.1	9,812.2
Ordinary shares issued	0.1	6.3	–	–	–	6.4	–	6.4
Treasury share additions	–	–	–	(289.6)	–	(289.6)	–	(289.6)
Treasury share allocations	–	–	–	112.2	(112.2)	–	–	–
Profit for the year	–	–	–	–	1,963.7	1,963.7	95.7	2,059.4
Exchange adjustments on foreign currency net investments	–	–	(640.1)	–	–	(640.1)	(19.7)	(659.8)
Gain on revaluation of available for sale investments	–	–	32.1	–	–	32.1	–	32.1
Actuarial gain on defined benefit pension plans	–	–	–	–	17.0	17.0	–	17.0
Deferred tax on defined benefit pension plans	–	–	–	–	(24.6)	(24.6)	–	(24.6)
Other comprehensive loss	–	–	(608.0)	–	(7.6)	(615.6)	(19.7)	(635.3)
Total comprehensive (loss)/income	–	–	(608.0)	–	1,956.1	1,348.1	76.0	1,424.1
Dividends paid	–	–	–	–	(751.5)	(751.5)	(87.8)	(839.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	105.0	105.0	–	105.0
Tax adjustment on share-based payments	–	–	–	–	3.0	3.0	–	3.0
Net movement in own shares held by ESOP Trusts	–	–	–	(31.7)	(182.9)	(214.6)	–	(214.6)
Recognition/remeasurement of financial instruments	–	–	(8.7)	–	(11.7)	(20.4)	–	(20.4)
Acquisition of subsidiaries[2]	–	–	–	–	(63.8)	(63.8)	37.5	(26.3)
Balance at 31 December 2017	133.3	568.5	1,119.1	(1,171.1)	8,841.9	9,491.7	468.8	9,960.5
Accounting policy change (IFRS 9)	–	–	(407.4)	–	407.4	–	–	–
Restated balance at 1 January 2018	133.3	568.5	711.7	(1,171.1)	9,249.3	9,491.7	468.8	9,960.5
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Treasury share additions	–	–	–	(104.3)	–	(104.3)	–	(104.3)
Treasury share allocations	–	–	–	1.5	(1.5)	–	–	–
Profit for the year	–	–	–	–	824.6	824.6	76.5	901.1
Exchange adjustments on foreign currency net investments	–	–	275.0	–	–	275.0	9.0	284.0
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(247.9)	(247.9)	–	(247.9)
Actuarial gain on defined benefit pension plans	–	–	–	–	8.9	8.9	–	8.9
Deferred tax on defined benefit pension plans	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Other comprehensive income/(loss)	–	–	275.0	–	(239.7)	35.3	9.0	44.3
Total comprehensive income	–	–	275.0	–	584.9	859.9	85.5	945.4
Dividends paid	–	–	–	–	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	–	–	–	–	84.8	84.8	–	84.8
Tax adjustment on share-based payments	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Net movement in own shares held by ESOP Trusts	–	–	–	18.2	(121.0)	(102.8)	–	(102.8)
Recognition/remeasurement of financial instruments	–	–	(24.3)	–	10.4	(13.9)	–	(13.9)
Acquisition of subsidiaries[3]	–	–	–	–	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	133.3	569.7	962.4	(1,255.7)	8,950.2	9,359.9	424.4	9,784.3
Accounting policy change (IFRS 16)[4]	–	–	–	–	(128.9)	(128.9)	–	(128.9)
Deferred tax on accounting policy change (IFRS 16)[4]	–	–	–	–	27.8	27.8	–	27.8
Restated balance at 1 January 2019	133.3	569.7	962.4	(1,255.7)	8,849.1	9,258.8	424.4	9,683.2
Ordinary shares issued	–	0.6	–	–	–	0.6	–	0.6
Share cancellations	(0.5)	–	0.5	–	(47.7)	(47.7)	–	(47.7)
Treasury share allocations	–	–	–	1.0	(1.0)	–	–	–
Profit for the year	–	–	–	–	856.3	856.3	93.8	950.1
Exchange adjustments on foreign currency net investments	–	–	(607.1)	–	–	(607.1)	(18.0)	(625.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	(284.0)	–	–	(284.0)	–	(284.0)
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(141.4)	(141.4)	–	(141.4)
Actuarial loss on defined benefit pension plans	–	–	–	–	(36.6)	(36.6)	–	(36.6)
Deferred tax on defined benefit pension plans	–	–	–	–	6.4	6.4	–	6.4
Other comprehensive loss	–	–	(891.1)	–	(171.6)	(1,062.7)	(18.0)	(1,080.7)
Total comprehensive (loss)/income	–	–	(891.1)	–	684.7	(206.4)	75.8	(130.6)
Dividends paid	–	–	–	–	(750.5)	(750.5)	(96.2)	(846.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	71.4	71.4	–	71.4
Tax adjustment on share-based payments	–	–	–	–	3.1	3.1	–	3.1
Net movement in own shares held by ESOP Trusts	–	–	–	76.0	(76.0)	–	–	–
Recognition/remeasurement of financial instruments	–	–	10.6	–	13.1	23.7	–	23.7
Share purchases – close period commitments[5]	–	–	(252.3)	–	–	(252.3)	–	(252.3)
Acquisition of subsidiaries[3]	–	–	–	–	(56.3)	(56.3)	(32.6)	(88.9)
Restated balance at 31 December 2019	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8

Notes

The accounting policies on pages F-5 to F-14 and the accompanying notes on pages F-20 to F-45 form integral part of this consolidated statement of changes in equity.

[1]	Figures have been restated as described in the accounting policies.
[2]	Other reserves are analysed in note 29.
[3]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[4]	The impact of the adoption of IFRS 16 Leases from 1 January 2019 is described in the accounting policies.
[5]

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

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Continuing operations – Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment[3]	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2019
Global Integrated Agencies	54.3	265.6	392.8	4.8	17.0	164.2
Public Relations	4.6	17.5	31.5	–	(0.3)	5.5
Specialist Agencies[4]	7.1	46.7	84.0	42.9	(2.0)	643.3
	66.0	329.8	508.3	47.7	14.7	813.0
2018[5]
Global Integrated Agencies	59.5	255.6	159.1	142.8	25.4	175.1
Public Relations	7.1	12.5	10.8	–	1.3	6.2
Specialist Agencies[4]	11.7	45.9	39.4	33.7	3.8	615.5
	78.3	314.0	209.3	176.5	30.5	796.8
2017[5]
Global Integrated Agencies	77.8	214.3	157.1	–	16.2	179.9
Public Relations	7.2	9.5	9.8	7.5	0.9	5.6
Specialist Agencies[4]	13.3	47.2	42.2	19.6	80.9	879.7
	98.3	271.0	209.1	27.1	98.0	1,065.2

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
[3]	Goodwill impairment figures in 2018 have been restated, as described in the accounting policies.
[4]	Specialist Agencies includes the Kantar associate and amounts previously reported under the Data Investment Management segment.
[5]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Revenue[2]
North America[3]	4,854.7	4,851.7	5,083.5
United Kingdom	1,797.1	1,785.6	1,737.4
Western Continental Europe	2,628.8	2,589.6	2,455.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,953.5	3,819.8	3,869.8
	13,234.1	13,046.7	13,146.4
Revenue less pass-through costs[4]
North America[3]	4,034.3	4,059.7	4,335.2
United Kingdom	1,390.1	1,393.8	1,390.0
Western Continental Europe	2,176.4	2,182.9	2,063.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,245.7	3,239.3	3,355.0

Headline operating profit[5]
North America[3]	662.0	710.6	816.3
United Kingdom	188.5	179.6	218.1
Western Continental Europe	261.5	289.4	249.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	448.6	471.6	508.9
	1,560.6	1,651.2	1,793.1

Headline operating profit margin[6]	Margin	Margin[1]	Margin[1]
North America	16.4%	17.5%	18.8%
United Kingdom	13.6%	12.9%	15.7%
Western Continental Europe	12.0%	13.3%	12.1%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	13.8%	14.6%	15.2%

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Intersegment sales have not been separately disclosed as they are not material.
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

[5]	A reconciliation from operating profit to headline operating profit is provided in note 32.
[6]	Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Continuing operations	2019 £m	2018 £m
Non-current assets[1]
North America[2]	6,812.6	7,247.0
United Kingdom	1,743.3	2,067.9
Western Continental Europe	3,417.2	4,371.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,665.7	4,005.9
	15,638.8	17,692.7

Notes

[1]	Non-current assets excluding financial instruments and deferred tax.
[2]	North America includes the United States with non-current assets of £6,354.7 million (2018: £6,770.6 million).

3. Costs of services and general and administrative costs

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Costs of services	10,825.1	10,559.1	10,481.6
General and administrative costs	1,113.1	1,242.3	1,086.9
	11,938.2	11,801.4	11,568.5
Costs of services and general and administrative costs include:
Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Staff costs (note 5)	7,090.6	6,950.6	7,065.1
Establishment costs	672.9	756.6	769.5
Media pass-through costs	1,656.2	1,458.0	1,429.4
Other costs of services and general and administrative costs[2]	2,518.5	2,636.2	2,304.5
	11,938.2	11,801.4	11,568.5
Other costs of services and general and administrative costs include:
Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Goodwill impairment (note 14)[3]	47.7	176.5	27.1
Investment write-downs	7.5	2.0	91.7
Restructuring and transformation costs	153.5	265.5	56.8
Litigation settlement	(16.8)	–	–
Gain on sale of freehold property in New York	(7.9)	–	–
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Amortisation of other intangible assets	21.2	20.7	20.1
Depreciation of property, plant and equipment	185.5	188.6	189.0
Depreciation of right-of-use assets	301.6	–	–
Losses on sale of property, plant and equipment	3.2	0.6	1.2
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Net foreign exchange losses/(gains)	6.1	(13.0)	8.0
Short-term lease expense	83.8	–	–
Low-value lease expense	2.9	–	–

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Other costs of services and general and administrative costs include £731.4 million (2018: £713.0 million, 2017: £573.1 million) of other pass-through costs.
[3]	Figures in 2018 have been restated, as described in the accounting policies.

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

In 2019, the goodwill impairment charge of £47.7 million (2018: £176.5 million, 2017: £27.1 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. In 2018, the goodwill impairment charge primarily relates to a charge of £142.8 million on VMLY&R.

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

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Income from equity investments	18.3	15.2	16.7
Interest income	80.7	83.7	72.3
	99.0	98.9	89.0

Notes to the consolidated financial statements (continued)

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments (continued)

Finance costs include:

Continuing operations	2019 £m	2018[1] £m	2017[1] £m
Net interest expense on pension plans	3.5	3.6	5.4
Interest on other long-term employee benefits	3.9	3.5	3.3
Interest expense and similar charges[2]	252.0	272.0	253.2
Interest expense related to lease liabilities	99.7	–	–
	359.1	279.1	261.9

Revaluation and retranslation of financial instruments include:

Continuing operations	2019[3] £m	2018[1,3] £m	2017[1,3] £m
Movements in fair value of treasury instruments	0.4	(11.0)	0.4
Premium on the early repayment of bonds	(63.4)	–	–
Revaluation of investments held at fair value through profit or loss	9.1	67.8	–
Revaluation of put options over non-controlling interests	(24.3)	25.9	39.5
Revaluation of payments due to vendors (earnout agreements)	(3.7)	46.1	156.5
Retranslation of financial instruments	245.7	(205.1)	194.6
	163.8	(76.3)	391.0

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[3]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.

The retranslation of financial instruments includes foreign exchange gains/losses on bonds, cross currency swaps, intercompany loans and bank balances that form part of the Group’s central financing structures. Any foreign exchange gains/losses on operations are recognised in general and administrative costs as set out in note 3.

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

In 2019, the effective tax rate on profit before taxation was 22.6% (2018: 25.1%, 2017: 4.4%).

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

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

Continuing operations	2019[2] £m	2018[1,2] £m	2017[1,2] £m
Profit before taxation	1,214.3	1,019.3	1,894.0
Tax at the corporation tax rate of 19.0%[3]	230.7	193.7	364.6
Tax effect of share of results of associates	(2.7)	(5.8)	(18.8)
Irrecoverable withholding taxes	44.7	48.9	31.6
Items that are not deductible/(taxable) in determining taxable profit	51.9	67.2	(39.0)
Effect of different tax rates in subsidiaries operating in other jurisdictions	77.1	71.2	95.2
US Transition Tax related to unremitted foreign earnings	–	(4.6)	20.1
Effect of change in US tax rate on deferred tax balances	–	–	(211.6)
Origination and reversal on unrecognised temporary differences	(3.4)	5.1	(18.9)
Tax losses not recognised or utilised in the year	13.2	19.9	32.5
Utilisation of tax losses not previously recognised	(42.7)	(25.5)	(10.4)
Recognition of temporary differences not previously recognised	(24.1)	(7.4)	(69.7)
Release of prior year provisions in relation to acquired businesses	(19.9)	(20.4)	(15.0)
Other prior year adjustments	(49.8)	(86.3)	(77.6)
Tax charge	275.0	256.0	83.0
Effective tax rate on profit before tax	22.6%	25.1%	4.4%

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Profit before taxation has been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.
[3]	As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19.0% (2018: 19.0%, 2017: 19.25%).

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

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

Continuing operations	2019[1]		2018[1]	2017[1]
Earnings[2] (£ million)	860.1		698.2	1,726.6
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8	1,261.1
EPS	68.8p		56.0p	136.9p

Discontinued operations	2019		2018	2017
Earnings[2] (£ million)	(3.8)		126.4	237.1
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8	1,261.1
EPS	(0.3p	)	10.1p	18.8p

Continued and discontinued operations	2019[1]		2018[1]	2017[1]
Earnings[2] (£ million)	856.3		824.6	1,963.7
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8	1,261.1
EPS	68.5p		66.1p	155.7p

Notes

[1]	Earnings figures have been restated as described in the accounting policies.
[2]	Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and diluted EPS is as follows:

Continuing operations	2019[1]		2018[1]	2017[1]
Diluted earnings (£ million)	860.1		698.2	1,726.6
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2	1,275.8
Diluted EPS	68.2p		55.4p	135.3p

Discontinued operations	2019		2018	2017
Diluted earnings (£ million)	(3.8)		126.4	237.1
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2	1,275.8
Diluted EPS	(0.3p	)	10.0p	18.6p

Continued and discontinued operations	2019[1]		2018[1]	2017[1]
Diluted earnings (£ million)	856.3		824.6	1,963.7
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2	1,275.8
Diluted EPS	67.9p		65.4p	153.9p

Note

[1]	Earnings figures have been restated as described in the accounting policies.

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

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2019 £m	2018 £m
Within one year	(324.8)	(748.4)
Between one and two years	(204.0)	(596.8)
Between two and three years	(692.1)	(937.1)
Between three and four years	(726.3)	(742.5)
Between four and five years	(634.2)	(786.8)
Over five years	(2,761.9)	(4,199.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,343.3)	(8,011.3)
Short-term overdrafts – within one year[1]	(8,572.4)	(8,864.6)
Future anticipated cash flows	(13,915.7)	(16,875.9)
Effect of discounting/financing rates	1,070.4	1,793.4
Debt financing	(12,845.3)	(15,082.5)

Note

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2019 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,178.2	4.06	n/a	95
£	– fixed	844.1	2.73	n/a	188
€	– fixed	1,777.7	2.34	n/a	82
	– floating	423.3	n/a	EURIBOR	16
Other		49.6	n/a	n/a	n/a
		4,272.9

2018 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,154.8	4.58	n/a	181
	– floating	1,029.6	n/a	LIBOR	n/a
£	– fixed	1,044.1	3.43	n/a	232
€	– fixed	2,425.9	1.99	n/a	75
	– floating	449.2	n/a	EURIBOR	n/a
Other		114.3	n/a	n/a	n/a
		6,217.9

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets
2019	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	113.6	107.8	44.0	45.0
Between one and two years	17.5	10.9	–	–
Between two and three years	11.8	6.2	–	–
Between three and four years	11.6	6.1	–	–
Between four and five years	11.6	6.1	–	–
Over five years	449.8	456.3	–	–
	615.9	593.4	44.0	45.0

10. Sources of finance (continued)

	Financial liabilities		Financial assets
2018	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	229.3	221.9	124.6	120.6
Between one and two years	50.0	45.3	11.8	6.5
Between two and three years	688.4	685.3	11.5	6.4
Between three and four years	408.5	406.6	11.6	6.5
Between four and five years	–	–	11.6	6.6
Over five years	–	–	461.4	498.2
	1,376.2	1,359.1	632.5	644.8

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-17.

Net cash from operating activities:

	2019[1] £m	2018[1] £m	2017[1] £m
Profit for the year	950.1	901.1	2,059.4
Taxation	353.8	323.9	197.0
Revaluation and retranslation of financial instruments	(154.4)	72.8	(409.3)
Finance costs	376.4	289.3	269.8
Finance and investment income	(102.6)	(104.8)	(95.2)
Share of results of associates	(21.2)	(43.5)	(113.5)
Goodwill impairment on classification as held for sale	94.5	–	–
Gain on sale of discontinued operations	(73.8)	–	–
Attributable tax expense on sale of discontinued operations	157.4	–	–
Adjustments for:
Non-cash share-based incentive plans (including share options)	71.4	84.8	105.0
Depreciation of property, plant and equipment	203.2	225.1	230.7
Depreciation of right-of-use assets	317.9	–	–
Impairment of goodwill	47.7	176.5	27.1
Amortisation and impairment of acquired intangible assets	135.6	280.0	195.1
Amortisation of other intangible assets	29.6	38.7	36.3
Investment write-downs	7.5	2.0	95.9
Gains on disposal of investments and subsidiaries	(45.1)	(235.5)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Gain on sale of freehold property in New York	(7.9)	–	–
Losses on sale of property, plant and equipment	3.2	0.6	1.1
Decrease/(increase) in trade receivables and accrued income	159.0	(298.9)	(90.4)
Increase/(decrease) in trade payables and deferred income	394.7	500.9	(170.8)
Increase in other receivables	(263.8)	(52.9)	(110.6)
Decrease in other payables – short-term	(16.4)	(31.8)	(122.8)
Increase in other payables – long-term	53.7	0.4	20.1
Increase/(decrease) in provisions	23.1	48.0	(57.3)
Corporation and overseas tax paid	(536.0)	(383.6)	(424.7)
Payment on early settlement of bonds	(63.4)	–	–
Interest and similar charges paid	(270.6)	(252.8)	(246.6)
Interest paid on lease liabilities	(105.1)	–	–
Interest received	80.8	90.4	76.9
Investment income	18.3	15.4	16.8
Dividends from associates	33.3	49.7	46.8
Net cash inflow from operating activities	1,850.5	1,693.8	1,408.1

Note

[1]	Figures have been restated, as described in the accounting policies.

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows (continued)

Acquisitions and disposals:
	2019 £m	2018 £m	2017 £m
Initial cash consideration	(3.9)	(126.7)	(214.8)
Cash and cash equivalents acquired	–	11.3	28.9
Earnout payments	(130.2)	(120.2)	(199.1)
Purchase of other investments (including associates)	(27.2)	(48.1)	(92.5)
Acquisitions	(161.3)	(283.7)	(477.5)
Proceeds on disposal of investments and subsidiaries[1]	2,468.5	849.0	296.0
Cash and cash equivalents disposed	(327.5)	(15.1)	–
Disposals of investments and subsidiaries	2,141.0	833.9	296.0
Cash consideration for non-controlling interests	(62.7)	(109.9)	(47.3)
Net acquisition payments and disposal proceeds	1,917.0	440.3	(228.8)

Note

[1]	Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buybacks:
	2019 £m	2018 £m	2017 £m
Purchase of own shares by ESOP Trusts	–	(102.8)	(214.6)
Shares purchased into treasury	(43.8)	(104.3)	(289.6)
Net cash outflow	(43.8)	(207.1)	(504.2)

Net (decrease)/increase in borrowings:
	2019 £m	2018 £m	2017 £m
(Decrease)/increase in drawings on bank loans	(70.6)	(819.3)	785.6
Repayment of €600 million bonds	(512.7)	–	–
Repayment of $812 million bonds	(618.8)	–	–
Partial repayment of $272 million bonds	(135.4)	(20.8)	–
Partial repayment of $450 million bonds	(176.2)	(37.3)	–
Repayment of £200 million bonds	(199.5)	–	–
Proceeds from issue of €250 million bonds	–	218.8	214.0
Proceeds from issue of €500 million bonds	–	438.0	–
Repayment of €252 million bonds	–	(220.0)	–
Repayment of £400 million bonds	–	–	(400.0)
Net cash (outflow)/inflow	(1,713.2)	(440.6)	599.6

Cash and cash equivalents:
	2019[1] £m	2018[1] £m	2017[1] £m
Cash at bank and in hand	10,442.1	10,433.4	11,509.2
Short-term bank deposits	863.6	632.4	341.8
Overdrafts[2]	(8,572.4)	(8,864.6)	(9,852.8)
	2,733.3	2,201.2	1,998.2

Notes

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.
[2]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

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

As at 31 December 2019 the remaining portion of the company not yet sold is disclosed as held for sale.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

	2019 £m	2018 £m	2017 £m
Revenue	2,387.5	2,555.7	2,657.8
Costs of services	(1,951.5)	(2,104.4)	(2,147.4)
Gross profit	436.0	451.3	510.4
General and administrative costs	(151.7)	(257.8)	(180.1)
Operating profit	284.3	193.5	330.3
Share of results of associates	6.5	13.0	15.5
Profit before interest and taxation	290.8	206.5	345.8
Finance income	3.6	5.4	6.2
Finance costs	(17.3)	(9.7)	(7.9)
Revaluation and retranslation of financial instruments	(9.4)	3.5	18.3
Profit before taxation	267.7	205.7	362.4
Attributable tax expense	(78.8)	(67.9)	(114.0)
Profit after taxation	188.9	137.8	248.4

Goodwill impairment on classification as held for sale[1]	(94.5)	–	–
Gain on sale of discontinued operations	73.8	–	–
Attributable tax expense on sale of discontinued operations	(157.4)	–	–

Net gain attributable to discontinued operations	10.8	137.8	248.4

Attributable to
Equity holders of the parent	(3.8)	126.4	237.1
Non-controlling interests	14.6	11.4	11.3
	10.8	137.8	248.4

Note

[1]	Goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5.

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

14. Intangible assets

Goodwill

The movements in 2019 and 2018 were as follows:

£m1
Cost
1 January 2018	13,597.0
Additions[2]	154.4
Revision of earnout estimates	(67.6)
Exchange adjustments	368.1
31 December 2018	14,051.9
Additions[2]	8.5
Revision of earnout estimates	(14.1)
Disposals	(18.6)
Transfer to disposal group classified as held for sale	(2,729.1)
Exchange adjustments	(410.0)
31 December 2019	10,888.6

Accumulated impairment losses and write-downs
1 January 2018	722.4
Impairment losses for the year	176.5
Exchange adjustments	20.4
31 December 2018	919.3
Impairment on classification as held for sale[3]	70.9
Impairment losses for the year	47.7
Transfer to disposal group classified as held for sale	(230.6)
Exchange adjustments	(29.3)
31 December 2019	778.0

Net book value
31 December 2019	10,110.6
31 December 2018	13,132.6
1 January 2018	12,874.6

Notes

[1]	Figures have been restated, as described in the accounting policies.
[2]

Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented.

[3]	Goodwill impairment of £70.9 million arose from the assessment of fair value less costs to sell of the Kantar group on classification as held for sale under IFRS 5.

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

Cash-generating units with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life
	2019 £m1	2018 £m1	2019 £m	2018 £m
GroupM	2,921.7	2,928.6	–	–
Kantar	–	2,513.0	–	–
Wunderman Thompson	2,121.9	2,101.8	409.7	424.8
VMLY&R	901.0	930.4	199.1	206.6
Ogilvy	758.6	614.4	211.1	219.1
Burson Cohn & Wolfe	739.3	711.9	130.2	135.4
Other	2,668.1	3,332.5	128.1	146.9
Total goodwill	10,110.6	13,132.6	1,078.2	1,132.8

Note

[1]	Figures have been restated, as described in the accounting policies.

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

The impairment review is undertaken annually on 30 September. The goodwill impairment charge of £47.7 million (2018: £176.5 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. In 2018, the goodwill impairment charge primarily relates to a charge of £142.8 million on VMLY&R with the remaining £33.7 million relating to a number of under-performing businesses in the Group.

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

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

19. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2019[1] £m	2018[1] £m
Trade payables	10,112.1	10,524.3
Deferred income	1,024.6	1,253.6
Payments due to vendors (earnout agreements)	143.4	149.1
Liabilities in respect of put option agreements with vendors	75.7	19.4
Fair value of derivatives	1.5	2.6
Share repurchases - close period commitments[2]	252.3	–
Other creditors and accruals	2,578.5	3,072.9
	14,188.1	15,021.9

Notes

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies
[2]

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

The Group considers that the carrying amount of trade and other payables approximates their fair value.

20. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2019[1] £m	2018[1] £m
Payments due to vendors (earnout agreements)	100.3	251.7
Liabilities in respect of put option agreements with vendors	128.8	188.6
Fair value of derivatives	21.2	14.2
Other creditors and accruals	199.3	355.5
	449.6	810.0

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2019[1] £m	2018[1] £m
Within one year	143.4	149.1
Between one and two years	36.3	140.0
Between two and three years	34.6	36.6
Between three and four years	12.3	44.0
Between four and five years	7.7	17.1
Over five years	9.4	14.0
	243.7	400.8

	2019 £m	2018 £m
At beginning of year	400.8	584.5
Earnouts paid	(130.0)	(120.2)
New acquisitions	9.6	48.6
Revision of estimates taken to goodwill (note 14)	(14.1)	(67.6)
Revaluation of payments due to vendors	3.8	(50.5)
Transfer to disposal group classified as held for sale	(11.5)	–
Exchange adjustments	(14.9)	6.0
At end of year	243.7	400.8

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies

Notes to the consolidated financial statements (continued)

20. Trade and other payables: amounts falling due after more than one year (continued)

As of 31 December 2019, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £14 million (2018: £nil to £179 million) and £nil to £1,110 million (2018: £nil to £1,960 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements during the year, disposal related to the Kantar sale and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.

21. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2019[1] £m	2018[1] £m
Bank overdrafts	8,572.4	8,864.6
Corporate bonds and bank loans	225.6	583.1
	8,798.0	9,447.7

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2019 £m	2018 £m
Corporate bonds and bank loans	4,047.3	5,634.8

The Group estimates that the fair value of corporate bonds is £4,439.8 million at 31 December 2019 (2018: £5,965.7 million). The fair values of the corporate bonds are based on quoted market prices.

The Group considers that the carrying amount of bank loans of £110.4 million (2018: £186.8 million) approximates their fair value.

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2019[1] £m	2018[1] £m
Within one year	8,798.0	9,447.7
Between one and two years	96.4	423.8
Between two and three years	590.4	761.0
Between three and four years	632.1	609.8
Between four and five years	554.3	670.1
Over five years	2,174.1	3,170.1
	12,845.3	15,082.5

Note

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.

22. Provisions for liabilities and charges

The movements in 2019 and 2018 were as follows:

	Property £m	Other £m	Total £m
1 January 2018	52.6	176.4	229.0
Charged to the income statement[1]	72.1	13.9	86.0
Acquisitions[2]	0.5	8.3	8.8
Utilised	(5.7)	(20.1)	(25.8)
Released to the income statement	(5.7)	(4.6)	(10.3)
Other movements	2.0	10.9	12.9
Exchange adjustments	2.9	8.2	11.1
31 December 2018	118.7	193.0	311.7
Charged to the income statement	39.5	7.6	47.1
Acquisitions[2]	–	0.7	0.7
Utilised	(1.2)	(12.2)	(13.4)
Released to the income statement	(10.3)	(6.9)	(17.2)
Other movements[3]	(58.4)	9.2	(49.2)
Transfer to disposal group classified as held for sale	(6.2)	(18.4)	(24.6)
Exchange adjustments	(0.6)	(6.7)	(7.3)
31 December 2019	81.5	166.3	247.8

Notes

[1]	Amounts charged to the income statement in 2018 include £50.6 million in regard to transformation costs with respect to the strategic initiative of co-locations in major cities.

22. Provisions for liabilities and charges (continued)

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

Notes to the consolidated financial statements (continued)

23. Share-based payments (continued)

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

Currency risk

A 10% weakening of sterling against the Group’s major currencies would result in the following losses, which would arise on the retranslation of foreign currency denominated borrowings and derivatives. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the Group’s foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect.

	2019[1] £m	2018[1] £m
US dollar	240.5	278.1
Euro	153.0	211.4

Notes

1 Figures have been restated, as described in the accounting policies.

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

27. Financial instruments

Currency derivatives

The Group utilises currency derivatives over significant future transactions and cash flows. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At the balance sheet date, cross currency swaps held at fair value through profit or loss have receipts of €500.0 million and payments of £444.1 million due in March 2025. The Group estimates the fair value of these contracts to be a net liability of £21.2 million (2018: net asset of £8.4 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £nil (2018: £8.4 million) assets included in trade and other receivables and £21.2 million (2018: £nil) liabilities included in trade and other payables.

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

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £1.0 million (2018: £0.9 million) which is included in the revaluation and retranslation of financial instruments for the year. This gain resulted from a £13.3 million loss on hedging instruments and a £14.3 million gain on hedged items.

27. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m		£m	£m
2019
Other investments	255.7	242.6	–	498.3
Cash and short-term deposits[1]	–	–	11,305.7	11,305.7
Bank overdrafts, bonds and bank loans[1]	–	–	(8,798.0)	(8,798.0)
Bonds and bank loans	–	–	(4,047.3)	(4,047.3)
Trade and other receivables: amounts falling due within one year	–	–	7,530.8	7,530.8
Trade and other receivables: amounts falling due after more than one year	–	–	59.3	59.3
Trade and other payables: amounts falling due within one year	–	–	(10,191.6)	(10,191.6)
Trade and other payables: amounts falling due after more than one year	–	–	(2.6)	(2.6)
Derivative assets	1.4	–	–	1.4
Derivative liabilities[2]	(22.7)	–	–	(22.7)
Payments due to vendors (earnout agreements) (note 20)[2]	(243.7)	–	–	(243.7)
Liabilities in respect of put options[2]	(204.5)	–	–	(204.5)
	(213.8)	242.6	(4,143.7)	(4,114.9)

Notes to the consolidated financial statements (continued)

27. Financial instruments (continued)

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2018
Other investments	–	319.6	347.1	–	666.7
Cash and short-term deposits[1]	–	–	–	11,065.8	11,065.8
Bank overdrafts, bonds and bank loans[1]	–	–	–	(9,447.7)	(9,447.7)
Bonds and bank loans	–	–	–	(5,634.8)	(5,634.8)
Trade and other receivables: amounts falling due within one year	–	–	–	8,545.6	8,545.6
Trade and other receivables: amounts falling due after more than one year	–	–	–	68.3	68.3
Trade and other payables: amounts falling due within one year	–	–	–	(10,637.3)	(10,637.3)
Trade and other payables: amounts falling due after more than one year	–	–	–	(8.4)	(8.4)
Derivative assets	–	9.7	–	–	9.7
Derivative liabilities	(14.2)	(2.6)	–	–	(16.8)
Payments due to vendors (earnout agreements) (note 20)[2]	–	(400.8)	–	–	(400.8)
Liabilities in respect of put options[2]	–	(208.0)	–	–	(208.0)
	(14.2)	(282.1)	347.1	(6,048.5)	(5,997.7)

Notes

[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies.
[2]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.

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

	Level 1 £m	Level 2[1] £m	Level 3[1] £m
2019
Held at fair value through profit or loss
Other investments	–	–	255.7
Derivative assets	–	1.4	–
Derivative liabilities	–	(22.7)	–
Payments due to vendors (earnout agreements) (note 20)	–	–	(243.7)
Liabilities in respect of put options	–	–	(204.5)
Held at fair value through other comprehensive income
Other investments	42.2	–	200.4

	Level 1 £m	Level 2 £m	Level 3 £m
2018
Derivatives in designated hedge relationships
Derivative liabilities	–	(14.2)	–
Held at fair value through profit or loss
Other investments	0.4	–	319.2
Derivative assets	–	1.3	–
Derivative liabilities	–	(2.6)	–
Payments due to vendors (earnout agreements) (note 20)	–	–	(400.8)
Liabilities in respect of put options	–	–	(208.0)
Held at fair value through other comprehensive income
Other investments	128.1	–	219.0

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies

There have been no transfers between these levels in the years presented.

Notes to the consolidated financial statements (continued)

27. Financial instruments (continued)

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options £m2	Other investments £m
1 January 2018	(221.7)	820.3
Gains recognised in the income statement	26.0	61.1
Losses recognised in other comprehensive income	–	(140.6)
Exchange adjustments	1.1	–
Additions	(37.4)	35.0
Disposals	–	(237.3)
Cancellations	2.2	–
Reclassifications from other investments to interests in associates	–	(0.3)
Settlements	21.8	–
31 December 2018	(208.0)	538.2
(Losses)/gains recognised in the income statement	(30.1)	9.1
Losses recognised in other comprehensive income	–	(55.4)
Exchange adjustments	6.9	–
Additions	(34.8)	18.2
Disposals	–	(53.4)
Cancellations	9.7	–
Transfer to disposal group classified as held for sale	31.0	(0.6)
Settlements	20.8	–
31 December 2019	(204.5)	456.1

Notes

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 20.
[2]	Figures have been restated, as described in the accounting policies.

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources. There have been no movements between level 3 and other levels.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32. After recognition, the liability is remeasured in accordance with IFRS 9 and is subject to the estimation of future performance of the business acquired. Changes in the estimation result in re-measurement of the liability through the income statement. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2019, the weighted average growth rate in estimating future financial performance was 19.5% (2018: 22.7%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 31 December 2019 was 3.2% (2018: 4.1%).

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £3.8 million (2018: £5.8 million) and £6.6 million (2018: £8.7 million), respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £3.9 million (2018: £6.3 million) and £4.0 million (2018: £6.4 million), respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments, while a decrease would result in a gain.

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

Notes to the consolidated financial statements (continued)

29. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve[1] £m	Revaluation reserve £m	Translation reserve[1] £m	Total other reserves £m
1 January 2017	2.7	(203.4)	271.3	1,665.2	1,735.8
Exchange adjustments on foreign currency net investments	–	–	–	(640.1)	(640.1)
Gain on revaluation of available for sale investments	–	–	32.1	–	32.1
Recognition and remeasurement of financial instruments	–	(8.7)	–	–	(8.7)
31 December 2017	2.7	(212.1)	303.4	1,025.1	1,119.1
Exchange adjustments on foreign currency net investments	–	–	–	275.0	275.0
Accounting policy change (IFRS 9)[1]	–	–	(303.4)	(104.0)	(407.4)
Recognition and remeasurement of financial instruments	–	(24.3)	–	–	(24.3)
31 December 2018	2.7	(236.4)	–	1,196.1	962.4
Exchange adjustments on foreign currency net investments	–	–	–	(607.1)	(607.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	–	(284.0)	(284.0)
Share cancellations	0.5	–	–	–	0.5
Recognition and remeasurement of financial instruments	–	10.6	–	–	10.6
Share purchases – close period commitments	–	(252.3)	–	–	(252.3)
31 December 2019	3.2	(478.1)	–	305.0	(169.9)

Notes

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.
[2]	Due to the adoption of IFRS 9, cumulative gains and losses on revaluation of available for sale investments have been transferred to retained earnings.

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

The following amounts were outstanding at 31 December 2019:

2019 £m
Amounts owed by related parties
Kantar	87.5
Other	87.5
175.0
Amounts owed to related parties
Kantar	(36.5)
Other	(49.6)
(86.1)

32. Reconciliation of operating profit to a headline operating profit

Reconciliation of operating profit to a headline operating profit:

Continuing operations:	2019 £m	2018[1,2] £m	2017[1] £m
Operating profit	1,295.9	1,245.3	1,577.9
Amortisation and impairment of acquired intangible assets	121.5	201.8	138.0
Goodwill impairment	47.7	176.5	27.1
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)	(98.7)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)	0.3
Investment write-downs	7.5	2.0	91.7
Litigation settlement	(16.8)	–	–
Gain on sale of freehold property in New York	(7.9)	–	–
Restructuring and transformation costs	153.5	265.5	56.8
Headline operating profit	1,560.6	1,651.2	1,793.1

Notes

[1]	Prior year figures have been re-presented in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as described in the accounting policies.
[2]	Figures have been restated as described in the accounting policies.

Headline operating profit is one of the metrics that management uses to assess the performance of the business.