Form 20-F
period 2020-12-31
WPP plc
filed 2021-04-29
CIK 806968

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2020

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

At December 31, 2020, the number of outstanding ordinary shares was 1,225,332,142 which included at such date ordinary shares represented by 13,240,935 ADSs.

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

YES  ☐    NO  ☒

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the UK’s exit from the EU; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Overview

WPP plc and its subsidiaries (WPP) is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. At 31 December 2020, the Group, excluding associates, had 99,830 employees. For the year ended 31 December 2020, the Group had revenue of £12,002.8 million and operating loss of £2,278.1 million.

Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP.

A. Selected Financial Data

[Reserved]

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
Covid-19 Pandemic

The coronavirus pandemic negatively impacted our business, revenues, results of operations, financial condition and prospects in 2020. The extent of the continued impact of the Covid-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients’ spending plans.

The Covid-19 pandemic and the measures to contain its spread, may have a continuing adverse effect on our business, revenues, results of operations and financial condition and prospects.

Strategic risks
The failure to successfully complete the strategic plan updated in December 2020 to return the business to growth and simplify our structure.

A failure or delay in implementing or realising the benefits from the transformation plan and/or returning the business to growth may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

Operational risks

Clients

We compete for clients in a highly competitive industry which has been evolving and undergoing structural change, now accelerated by the Covid-19 pandemic. Client loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to recessionary economic conditions or a shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

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

Principal risk	Potential impact

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

A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 16% of revenues in the year ended 31 December 2020. Clients can reduce their marketing spend, terminate contracts, or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

People, culture and succession

Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial, technology and management talent, or are unable to retain and incentivise key and diverse talent.

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

A significant number of the Group’s people are working remotely as a consequence of the Covid-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

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

Internal controls

Our performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.

We have identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Failure to ensure that our businesses have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.

As disclosed in Item 15, in connection with the Group’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, we identified material weaknesses in our internal control over financial reporting with respect to management’s review of the impairment assessment of intangible assets and goodwill (specifically the selection of appropriate discount rates for use in the impairment calculations, the determination of the appropriateness of the cash flow

Principal risk	Potential impact

periods and associated discounting and determination of the assumptions in respect of working capital cash flows, in each case used in the impairment calculation); the design and implementation of internal controls to ensure that the complex accounting matters and judgements are assessed against the requirements of IFRS and to reflect changes in the applicable accounting standards and interpretations or changes in the underlying business on a timely basis; and our net investment hedging arrangements (specifically concerning the eligibility of hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and the review of the impact of changes in internal financing structures on such hedging relationships). As a result of such material weaknesses, we concluded that our internal control over financial reporting was not effective.

If remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses in internal control are discovered or occur in the future, our ability to accurately record, process and report financial information and consequently, our ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group’s ADSs and ordinary shares.

Compliance risks

Data Privacy

We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:

-   Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches.

-   Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (eg EU adequacy decisions, CJEU Schrems II decision)

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:

-   A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects

-   Restrictions or limitations on international data transfers could have an adverse effect on our business and operations.

Taxation
We may be subject to regulations restricting our activities or effecting changes in taxation.

Changes in local or international tax rules, for example as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.

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

Sanctions
We are subject to the laws of the United States, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

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

The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the United States courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

Emerging risks
Increased frequency of extreme weather and climate-related natural disasters.

This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety of our people and significantly disrupt our operations. At present 10% of our headcount is located in countries at “extreme” risk from the physical impacts of climate change in the next 30 years.

Increased reputational risk associated with working on environmentally detrimental client briefs and/or misrepresenting environmental claims.

As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of our role in driving unsustainable consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny, for example oil and gas companies or associated industry groups who are not actively decarbonising. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.

ITEM 4.	INFORMATION ON THE COMPANY

WPP is a leading worldwide creative transformation company offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. The Company provides these services through a number of established global, multinational and national operating companies that are organised into three reportable segments. The largest reportable segment is Global Integrated Agencies, which accounted for approximately 78% of the Company’s revenues in 2020. The remaining 22% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. Excluding associates, the Company currently employs 100,000 people in 111 countries.

The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by American Depository Receipts (ADRs) or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2020 the Company had a market capitalisation of approximately £9.803 billion.

The Company’s executive office is located at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL, Tel:+44 (0)20 7282 4600 and its registered office is located at 13 Castle Street, St Helier, Jersey, JE1 1ES.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as Wunderman Thompson LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ Limited) in 2016. During 2018, the Company focused on simplifying its organisation with the completion of the merger of VML and Y&R to create VMLY&R as well as the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe. The merger of Wunderman and J. Walter Thompson to create Wunderman Thompson began at the end of 2018 and was finalized in 2019. In July 2019, the Company entered into an agreement to sell 60% of the Kantar group to Bain Capital Private Equity. The transaction was completed with respect to the sale of approximately 90% of the Kantar group in December 2019. Completion of the sale of the remaining approximately 10% of the Kantar group occurred in 2020. In November 2020, the Company submitted a proposal to the Board of WPP AUNZ to pursue an acquisition of the remaining shares in WPP AUNZ. WPP currently holds a stake of approximately 61.5% of the share capital of WPP AUNZ, which is listed on the Australian Securities Exchange (ASX:WPP). The proposed acquisition is in line with WPP’s global strategy of simplifying its structure and will move WPP to 100% ownership and control of its Australian and New Zealand operations. The proposal of A$0.70 per share in cash, which was accepted by WPP AUNZ in December 2020 and approved by shareholders of WPP AUNZ in April 2021, is subject to customary conditions (including regulatory approvals) and, if implemented, is expected to be completed in 2021.

The Company received £13.3 million, £1,917.0 million and £440.3 million related to acquisitions and disposals in 2020, 2019 and 2018, respectively, including proceeds on disposal of investments and subsidiaries, payments in respect of earnout payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £272.7 million, £394.1 million and £375.2 million, respectively, and cash spent on share repurchases and buybacks was £290.2 million, £43.8 million and £207.1 million, respectively.

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

B. Business Overview

Introduction

Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, free cash flow and net debt and average net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 25 to 29.

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

A key element of our strategy is to align our technology capabilities more closely with our creative expertise, and to simplify WPP through the creation of fewer, stronger, integrated agencies. In 2020, we announced we would bring AKQA and Grey together within AKQA Group, and move Geometry into VMLY&R to create VMLY&R Commerce, a new end-to-end creative commerce agency. These moves follow the creation of Wunderman Thompson and VMLY&R in prior years. In 2020 we also announced changes within our public relations business, bringing together three of our agencies to form Finsbury Glover Hering, a leading global strategic communications and public affairs firm.

Global Integrated Agencies

The principal functions of integrated agencies are the planning and creation of marketing, branding campaigns, design and production of advertisements across all media, and media buying services including strategy & business development, media investment, data & technology and content. In 2020, WPP’s integrated agency networks included Ogilvy, VMLY&R, Wunderman Thompson, Grey, GroupM and Hogarth. Following the alignment of AKQA and Grey and the creation of VMLY&R Commerce, from January 2021 AKQA and VMLY&R Commerce will be reported within Global Integrated Agencies.

Public Relations

WPP’s public relations companies advise clients who are seeking to communicate with a range of stakeholders from consumers to governments and the business and financial communities. They include Burson Cohn & Wolfe (BCW), Hill+Knowlton Strategies, as well as Finsbury Glover Hering.

Specialist Agencies

Our specialist agencies provide services by region or type. In 2020, they included AKQA, GTB, Landor & Fitch and Superunion. From January 2021, AKQA will be reported within Global Integrated Agencies.

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs from continuing operations attributable to each reportable segment in which the Company operates.

Revenue[1]	2020		2019		2018
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	9,302.5	77.5	10,205.2	77.1	9,930.7	76.1
Public Relations	892.9	7.4	956.5	7.2	931.7	7.1
Specialist Agencies	1,807.4	15.1	2,072.4	15.7	2,184.3	16.8
Total	12,002.8	100.0	13,234.1	100.0	13,046.7	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.

Revenue less pass-through costs[1]	2020		2019		2018
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	7,318.5	75.0	8,108.1	74.7	8,070.8	74.2
Public Relations	854.4	8.7	898.0	8.3	879.9	8.1
Specialist Agencies	1,589.1	16.3	1,840.4	17.0	1,925.0	17.7
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

Revenue[1]	2020		2019		2018
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,464.9	37.3	4,854.7	36.7	4,851.7	37.2
United Kingdom	1,637.0	13.6	1,797.1	13.6	1,785.6	13.7
Western Continental Europe	2,441.6	20.3	2,628.8	19.8	2,589.6	19.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,459.3	28.8	3,953.5	29.9	3,819.8	29.3
Total	12,002.8	100.0	13,234.1	100.0	13,046.7	100.0
[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	North America includes the United States with revenue of £4,216.1 million (2019: £4,576.5 million, 2018: £4,576.1 million).

Revenue less pass-through costs[1]	2020		2019		2018
	£m	% of total	£m	% of total	£m	% of total
North America[2]	3,743.4	38.4	4,034.3	37.2	4,059.7	37.3
United Kingdom	1,233.8	12.6	1,390.1	12.8	1,393.8	12.8
Western Continental Europe	2,019.4	20.7	2,176.4	20.1	2,182.9	20.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,765.4	28.3	3,245.7	29.9	3,239.3	29.8
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[2]	North America includes the United States with revenue less pass-through costs of £3,524.8 million (2019: £3,806.3 million, 2018: £3,836.0 million).

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

Our strategy

It has been two years since we set out our strategy to return WPP to growth. We have made significant progress, with stronger agency brands, new leadership, a simpler structure and a strong balance sheet. The results were evident in our industry-leading new business performance in 2020.

The events of 2020 have only accelerated the structural changes in our industry, from the expansion of digital channels to growing demand for ecommerce solutions. The actions that we have taken have positioned us well, and we are already working with 76 of our top 100 clients on ecommerce. There are significant new growth opportunities for WPP as clients demand simple, integrated solutions that combine creativity with technology and data expertise. Clients need trusted partners more than ever to help them transform and succeed.

In December 2020, we held a Capital Markets Day to provide an update on progress and to outline our plans to accelerate our growth. We aim to return our communications business to sustainable growth and invest further in the high-growth areas of commerce, experience and technology. A new transformation programme will make us more effective and efficient as we share expertise across a simpler company of stronger agency brands. We are targeting approximately £600 million of cost savings by 2025, of which £400 million will be used to fund investment in the capabilities and technology that will drive future growth for our people, our clients, our agencies, and our shareholders.

The five elements of our corporate strategy are:

•	Vision & Offer. A vision developed with our people and clients and a modern offer to meet the needs of our clients in a rapidly changing market.

•	Creativity. A renewed commitment to creativity, WPP’s most important competitive advantage.

•	Data & Technology. Harnessing the strength of marketing and advertising technology, and our unique partnerships with leading technology firms.

•	Simpler Structure. Reducing complexity and making sure our clients can access the best resources from across the Company.

•	People & Culture. Investment in our people, culture and values to ensure WPP is the natural home for the best and brightest talent.

Sustainability

We have set a new sustainability strategy that directs us to use the power of creativity to build better futures for our people, planet, clients and communities. It sets out the action we are taking to make sure we are the employer of choice for all people – a company where a sense of belonging is felt by everyone, and our differences are celebrated. And it shows how we are tackling the greatest environmental challenges we face, committing to reach net zero carbon emissions across our value chain by 2030.

We know our clients also recognise these challenges and are looking for support and advice. That is why we are increasing our skills and capacity to assist them to make the transition to a sustainable and inclusive world. As an employer of 100,000 people in more than 100 countries, we are using our unique convening power and global partnerships to effect positive change for society as a whole. That is why we are proud to partner with the United Nations, especially the World Health Organization and UN Women, to provide our skills in creativity, communications, data and technology to support them as they support the world.

There has never been a better time to seize the opportunities before us. We are determined to do our very best to realise this potential.

Our sustainability strategy is aligned to all five elements of our corporate strategy:

•	Vision & Offer.

Sustainability at the heart of our offer for clients: A growing number of clients are embracing inclusion, diversity and sustainability and looking to articulate the purpose of their brands. They look for partners who share their sustainability values and aspirations. Our commitment to responsible and sustainable business practices helps us to broaden and deepen these partnerships, and to meet the growing expectations and sustainability requirements in client procurement processes.

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

Diverse, equitable and inclusive teams: Diversity and difference powers creativity. We foster an inclusive culture across WPP: one that is equitable, tolerant and respectful of diverse thoughts and individual expression. We want all of our people to feel valued and able to fulfil their potential, regardless of background, lived experience, sex, gender, race and ethnicity, thinking style, sexual orientation, age, religion, disability, family status and so much more.

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

Greener office space: Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We continue to move employees into Campuses, closing multiple smaller sites and replacing them with fewer, larger, more environmentally friendly buildings that offer modern, world-class workspaces.

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

Clients

•

Recognising our clients’ growing focus on sustainable products and practices, we continue to strengthen our offer to ensure we can provide our clients with the best support and the expertise they need to deliver against their own sustainability ambitions. For example, in 2020 we became a founding member of AdGreen – alongside clients and partners including Google, Sky and Unilever – an initiative to unite the advertising industry to eliminate the negative environmental impacts of production.

•

We have established a Diversity Review Panel to provide a forum to escalate concerns around potentially offensive or culturally insensitive work and receive guidance and advice designed to ensure those concerns are appropriately addressed. Our new Inclusive Marketing Playbook and resource library codifies inclusive marketing principles and best practice for communications, marketing and new business projects to train and equip our client leads for the complexity of this issue.

People

•	We spent £19.7 million on training in 2020.

•	At year-end 2020, women comprised 40% of the WPP Board and Executive leadership roles, 51% of Senior Managers, and 55% of total employees.

Environment

•

WPP is a member of RE100 and has committed to sourcing 100% of its electricity from renewable sources by 2025. In 2020, we purchased 65% of our electricity from renewable sources, including 100% of electricity purchased in the United States and, for the first time, in Canada, UK and most European markets.

•

During the year, the Covid-19 pandemic increased global demand for single-use plastics. We remain committed to phasing out plastics that cannot be reused, recycled or composted across all of our offices and Campuses worldwide. To give our offices – many of which were unoccupied for much of 2020 – time to adjust to new safety requirements and consumption patterns, we have extended our timeline to December 2021. We are applying a new level of rigour to how we source products to ensure they comply with our Circular Economy Plastics Policy.

•

Our scope 1 and 2 market-based emissions per full-time employee for 2020 were 0.52 tonnes of CO2e/head. This represents a 37% reduction from 2019 of 0.82 tonnes of CO2e/head. The 2019 figures have been restated due to the integration of new best practice carbon emissions reporting and data reviews upon joining RE100.

Social investment

•

Our pro bono work was worth £12.6 million in 2020 for clients including UN Women and World Health Organization. We also made cash donations to charities of £4.3 million, resulting in a total social investment worth £16.9 million. This is equivalent to 1.6% of headline profit before tax.

•	WPP media agencies negotiated free media space worth £59.3 million on behalf of pro bono clients.

Clients

The Group works with 325 of the Fortune Global 500, all 30 of the Dow Jones 30, 62 of the NASDAQ 100, and 61 of the FTSE 100.

The Company’s 10 largest clients accounted for 16% of the Company’s revenues in the year ended 31 December 2020. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2020. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

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

IT

We have established the WPP Risk Sub-committee focusing on data privacy, security and ethics. Co-chaired by WPP’s Chief Privacy Officer and Chief Information Officer, the Sub-committee consists of representation from across the security, technology and data leadership. The Sub-committee is responsible for reviewing and monitoring the Group’s approach to regulatory and legal compliance, as well as monitoring data privacy, ethics and security risk. This Sub-committee is pivotal in our approach to our own and our clients’ data, as well as contributing to our overall strategy.

2020 saw the first full-increment version of the WPP Data Privacy & Security Charter. Bringing together our related policies, the Charter communicates our approach to data, setting out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards (based on ISO 27001).

In 2019, we launched the revised data protection and privacy “Safer Data” training as part of the relaunch of the WPP How We Behave training. Completed by all staff, the new training completely overhauls the content and delivery. This training is augmented by subject-focused training, where required, covering specific regulations, regional laws or activities undertaken by our agencies.

Our annual Data Health Checker provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. The results show us that the majority of our agencies continue to have mitigation measures that match or exceed their level of privacy risk, with the average risk score being 1.6 out of five, where five is the maximum score possible and indicates maximum risk.

C. Organizational Structure

The Company’s business comprises the provision of creative transformation services on a national, multinational and global basis. It operates in 111 countries (including associates). For a list of the Company’s subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.

D. Property, Plant and Equipment

The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. Owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India and China) and in Europe (Spain and UK). Principal leased properties, which include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom, Essence, Xaxis, Kinetic, WPP, Wunderman Thompson, AKQA, Finance+, WPP-IT	690,000
636 Eleventh Avenue, New York, NY	Hogarth, MJM, SET (89% vacant held for disposition)	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Wavemaker, Mediacom, Mindshare, VMLY&R Commerce, Hill+Knowlton Strategies, Global Team Blue, Sudler MDS, Burson Cohn & Wolfe, Peclars, Hogarth, Wunderman Thompson, Superunion, Kinetic	488,000
Calle de Ríos Rosas, 26, Madrid	GroupM, Grey, WPP Health & Wellness, Ogilvy, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Axicom, WPP, Lambie Nairn, Finance +, Superunion, SCPF, VMLY&R, Wunderman Thompson	382,402
The Orb Adjacent to JW Marriott Sahar, Chatrapati Shivaji International Airport, Andheri East, Mumbai	GroupM, Wavemaker, Mindshare, Mediacom, Kinetic, Ogilvy, Grey, Wunderman Thompson, Hill+Knowlton Strategies, Landor & Fitch, VMLY&R, Genesis Burson Cohn & Wolfe, WPP	375,000
3 Columbus Circle, New York, NY	VMLY&R, VMLY&R Commerce, Berlin Cameron, CMI, Taxi, Red Fuse, VMLY&Rx	374,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Ogilvy, Burson Cohn & Wolfe, Landor & Fitch, GCI Health, SJR, Superunion	349,000
Tower B, DLF Cyber Park, Gurugram	GroupM, Wavemaker, Mindshare, Mediacom, Ogilvy, Wunderman Thompson, Hogarth, Grey, Global Team Blue, AKQA, ADK, WPP	340,000
971 Mofarrej Avenue, Sao Paulo	Ogilvy, Wunderman Thompson, VMLY&R, VMLY&R Commerce, Grey, AKQA, David, Mirum, GTB, Fbiz, Blinks Essence, Jussi, Possible, Enext, Try, PmWeb, Foster, Mutato, Burson Cohn & Wolfe, Hill+Knowlton Strategies, Hogarth (Estimated Occupancy Q4 2024)	311,927
333 North Green Street, Chicago, IL	Burson Cohn & Wolfe, Branding, VMLY&R Commerce, GroupM, Hill+Knowlton Strategies, Kinetic, Ogilvy, VMLY&R, Wunderman Thompson, Hogarth, WBA	265,108
125 Queens Quay, Toronto	GroupM, Ogilvy, Wunderman Thompson, VMLY&R, Grey, Hill+Knowlton Strategies (Estimated Q3 2022 Occupancy)	258,053
Sea Containers House, Upper Ground, London SE1	Ogilvy, Wavemaker, WPP	226,000
550 Town Center Drive, Dearborn, MI	Global Team Blue, PRISM, Burrows, POSSIBLE, VMLY&R	217,900

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2020, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £613.7 million.

In 2020, we added three new Campuses in Chicago, Hong Kong and Rome, taking the total to 20. Before the end of 2021 we expect to open a further 11 sites. Under our simplification strategy, we expect to locate 85% of our people in Campuses by 2025, compared to 33% today, and a reduction in our office space requirements of between 15% and 20%.

See note 13 to the consolidated financial statements for a schedule by years of lease payments as at 31 December 2020.

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

In 2020, approximately 78% of the Company’s consolidated revenues from continuing operations were derived from Global Integrated Agencies, with the remaining 22% of its revenues being derived from the remaining two segments.

The following discussion is based on the Company’s audited consolidated financial statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

2020 was a tough year for everyone, including our people as they faced the personal and professional challenges of Covid-19. Since March 16 last year, most of them have been working, for most of the time, from their homes – and dealing with all the difficulties this brings. Their commitment to our clients, support for one another and contribution to the communities we serve have been a constant source of inspiration and pride.

Our Company’s performance has been remarkably resilient, thanks to the efforts of our people and the demonstrable value of what we do for our clients. While revenues were significantly impacted as clients reduced spending, particularly in the second quarter, our performance exceeded our own expectations and those of the market throughout the year.

The actions taken during 2018 and 2019 to streamline and simplify WPP, and the reduction in our debt to sustainable levels meant that we entered 2020 in a strong financial position. In March 2020 we took action to strengthen our business further, including the suspension of the Kantar share buyback scheme and final dividend for 2019, and a comprehensive programme of cost reduction and cash conservation initiatives, with the aim of protecting as many jobs as possible. More than 3,000 senior executives, beginning with the Board and Executive Committee, volunteered to take a 20% cut in their fees or salary for a three-month period.

We saw five years’ worth of innovation in five weeks as society and the economy were digitised at amazing speed. Platforms like TikTok – with whom we signed an exclusive global partnership at the beginning of 2021 – saw record growth. It quickly became clear that the pandemic was accelerating the trends on which we based our vision for WPP, from the explosion of ecommerce and digital experiences as people’s lives went online, to growing demand from clients for simple, integrated solutions that combine outstanding creativity with sophisticated data and technology skills.

Having modernised our client offer, simplified our structure and strengthened our agency brands in the 18 months before the pandemic began, we saw the benefits of this acceleration in parts of our business. And because we have such close relationships with the world’s leading companies, we could understand their requirements, react quickly to changing consumer behaviour and deliver what clients need. Being fast was vital, and work that might have taken weeks or months to conceive and produce before the pandemic was turned around in days or even hours.

We had a very positive year in terms of client retention and business development, winning an industry-leading $4.4 billion in net new business during 2020 with clients including Alibaba, HSBC, Intel, Uber and Unilever.

Our client satisfaction scores continued to improve as we were recognized for our capabilities in experience, commerce and technology, alongside our classic strengths in communications. During 2020 we worked with 76 of our top 100 clients on ecommerce assignments.

The share price decreased by 25% in 2020 as compared to 2019, closing at 800.0 pence at year end. Since then it has increased to 967.8 pence, up 21%, at 23 April 2021. Dividends in respect of 2020 are 24.0 pence, an increase from 22.7 pence in respect of 2019.

2020 compared with 2019

The financial results for 2020 are based on the Group’s continuing operations and the results of Kantar are presented separately as discontinued operations.

Revenues

Revenue was down 9.3% at £12.003 billion in 2020 compared to £13.234 billion in 2019. Revenue on a constant currency basis was down 8.1% compared with last year. Net changes from acquisitions and disposals had a negative impact of 0.8% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of -7.3%, as compared to 2019. Billings were £46.918 billion in 2020, down 11.6% from £53.059 billion in 2019, and down 9.6% on a like-for-like basis compared to last year.

Costs of services, general and administrative costs

Costs of services decreased by 7.7% in 2020 to £9,987.9 million from £10,825.1 million in 2019.

General and administrative costs increased by 285.7% in 2020 to £4,293.0 million from £1,113.1 million in 2019, principally in relation to an increase in goodwill impairment, an increase in investment write-downs, and an increase in restructuring and transformation costs. Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group’s operations and our response to the Covid-19 situation.

Staff costs decreased by 7.5% in 2020 to £6,556.5 million from £7,090.6 million in 2019. Staff costs, excluding incentives (short- and long-term incentives and cost of share-based incentives), decreased by 6.3%. Incentive payments were £185 million compared to £294 million in 2019.

On a like-for-like basis, the average number of people in the Group in 2020 was 102,822 compared to 106,185 in 2019. On the same basis, the total number of people at 31 December 2020 was 99,830 compared to 106,478 at 31 December 2019.

Impairments of £3.119 billion (including £2.823 billion of goodwill impairments and £0.296 billion of investment and other write-downs) were recognised in 2020. The goodwill impairments relate to historical acquisitions whose carrying values have been reassessed in light of the impact of Covid-19. The impairments are driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates. The majority of the impairments relate to businesses acquired as part of the Y&R acquisition in 2000.

In addition to the impairments outlined above, the Group incurred net exceptional losses of £477 million in 2020. This comprises the Group’s share of associate company exceptional losses (£146 million), restructuring and transformation costs (£313 million) and other net exceptional losses (£18 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group’s operations and our response to the Covid-19 situation. This compares with net exceptional losses in 2019 of £136 million.

Operating loss/profit

Operating loss was £2.278 billion in 2020 compared to a profit of £1.296 billion in 2019, reflecting principally the impairments of £3.119 billion (including £2.823 billion goodwill impairments and £0.296 billion of investment and other write-downs) that were recognized in 2020. Headline operating profit was down 19.2% to £1.261 billion in 2020 compared to £1.561 billion in 2019, and down 17.2% on a like-for-like basis compared to 2019. The sharp decline in profitability year-on-year reflects the sudden and significant impact of Covid-19 on revenue.

Loss/profit before interest and tax

Loss before interest and tax was £2.414 billion in 2020, compared to a profit of £1.311 billion in 2019. Headline PBIT for 2020 was down 21.7% to £1.271 billion from £1.623 billion for 2019.

Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Net finance costs, finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £229.3 million compared with £260.0 million in 2019, a decrease of £30.7 million year-on-year, primarily as a result of lower average net debt. Revaluation and retranslation of financial instruments resulted in a loss of £147.2 million in 2020, a decrease of £311.0 million from a gain of £163.8 million in 2019 primarily as a result of £196.3 million of retranslation losses for the year ended 31 December 2020.

Loss/profit before taxation

Loss before tax was £2.791 billion in 2020, compared to a profit of £1.214 billion in 2019, reflecting principally the £3.119 billion of impairment charges and investment write-downs and £313 million of restructuring and transformation costs. Headline PBT was down 23.6% to £1.041 billion in 2020 from £1.363 billion in 2019, and down 24.6% on a like-for-like basis compared to 2019.

Taxation

The Group’s effective tax rate on loss/profit before tax was -4.6% in 2020 against 22.6% in 2019.

The difference in the rate in 2020 was principally due to non-deductible goodwill impairment. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Loss/profit for the year

Loss after tax was £2.920 billion, compared to a profit of £0.939 billion in 2019. Losses attributable to shareholders was £2.974 billion, compared to a profit of £0.860 billion, again reflecting principally the £3.119 billion of impairments, £313 million of restructuring and transformation losses and £146 million of the Group’s share of associate company exceptional losses. See note 4 to the consolidated financial statements for more details of share of associate company exceptional losses.

Diluted loss per share was 243.2p, compared to earnings per share of 68.2p in the prior period.

Segment performance

Performance of the Group’s businesses is reviewed by management based on headline operating profit. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2020, 2019 and 2018 is presented in note 2 to the consolidated financial statements. To supplement the reportable segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue change and revenue less pass-through costs change by geographical area and reportable segment on a reported and like-for-like basis. Headline operating profit and headline operating profit margin by reportable segment are also provided below.

Geographical area

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2020	2019	2020	2019
North America	(8.0)	0.1	(5.8)	(5.0)
United Kingdom	(8.9)	0.6	(7.9)	1.8
Western Continental Europe	(7.1)	1.5	(8.1)	1.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(12.5)	3.5	(8.1)	4.7
Total Group	(9.3)	1.4	(7.3)	0.0

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2020	2019	2020	2019
North America	(7.2)	(0.6)	(5.8)	(5.7)
United Kingdom	(11.2)	(0.3)	(10.5)	0.3
Western Continental Europe	(7.2)	(0.3)	(8.1)	0.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(14.8)	0.2	(10.3)	1.4
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

North America like-for-like revenue less pass-through costs was down 5.7% in the final quarter. The United States continued its trend of relative resilience compared to other markets, with VMLY&R and BCW both growing in the fourth quarter. This was offset by GroupM, which saw a slight deterioration compared to the third quarter. Canada finished the year strongly, on the back of new business wins. On a full-year basis, like-for-like revenue less pass-through costs in North America was -5.8%.

United Kingdom like-for-like revenue less pass-through costs was down 7.4% in the final quarter, a slight deterioration on the third quarter. AKQA and BCW were the best performers in the fourth quarter, both growing year-on-year. The lockdown in the UK limited the recovery in the larger integrated agencies. On a full year basis, like-for-like revenue less pass-through costs was -10.5%.

Western Continental Europe like-for-like revenue less pass-through costs was down 3.9% in the final quarter, an improvement on the third quarter performance. The recovery was led by Germany, the Netherlands, Denmark and Sweden. France, Spain and Italy continued to experience Covid-related headwinds. On a full-year basis, like-for-like revenue less pass-through costs was -8.1%.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was down 8.8% in the final quarter, the best quarter-on-quarter improvement of all the regions. The sequential improvement from the third quarter was driven by Asia Pacific and Latin America, with performance in the other regions slightly deteriorating in the fourth quarter. On a full-year basis, like-for-like revenue less pass-through costs was -10.3%.

Reportable Segments

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2020	2019	2020	2019
Global Integrated Agencies	(8.8)	2.8	(6.1)	1.4
Public Relations	(6.6)	2.7	(5.8)	(0.7)
Specialist Agencies	(12.8)	(5.1)	(13.3)	(5.9)
Total Group	(9.3)	1.4	(7.3)	0.0

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2020	2019	2020	2019
Global Integrated Agencies	(9.7)	0.5	(7.9)	(0.7)
Public Relations	(4.9)	2.1	(4.0)	(1.0)
Specialist Agencies	(13.7)	(4.4)	(11.5)	(5.6)
[1]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Headline operating profit analysis	2020		2019		2018
	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %
Global Integrated Agencies	967.8	13.2	1,219.5	15.0	1,228.2	15.2
Public Relations	141.3	16.5	140.6	15.7	139.2	15.8
Specialist Agencies	151.4	9.5	200.5	10.9	283.8	14.7
Total Group	1,260.5		1,560.6		1,651.2
[1]	Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Global Integrated Agencies like-for-like revenue less pass-through costs was down 6.3% in the final quarter, a small improvement on the third quarter performance. VMLY&R was the best performing integrated agency, returning to growth in the fourth quarter and demonstrating its improving business momentum since the merger. GroupM like-for-like revenue less pass-through costs was down 4.1% in the fourth quarter, similar to the third quarter. Of the other agencies, Wunderman Thompson improved slightly quarter-on-quarter, while trends at Ogilvy and Grey marginally deteriorated. From 2021, AKQA and Grey will come together within the AKQA Group, and Geometry will be incorporated within VMLY&R. For the full year, like-for-like revenue less pass-through costs for the segment was -7.9%. Headline operating profit was down £251.7 million from £1,219.5 million for the year ended 31 December 2019 to £967.8 million for the year ended 31 December 2020.

Public Relations like-for-like revenue less pass-through costs was -4.1% in the final quarter. The trend at BCW, our largest agency within Public Relations, continued to improve, but H+K Strategies and Specialist PR were weaker in the fourth quarter as a result of a strong comparative period. In July, we announced the merger of Finsbury, Glover Park and Hering Schuppener to form Finsbury Glover Hering, to create a leading global strategic communications and public affairs business. Since the transaction, the business has achieved strong traction both with clients and in attracting new talent. For the full year, like-for-like revenue less pass-through costs for the segment was -4.0%. Headline operating profit was up £0.7 million from £140.6 million for the year ended 31 December 2019 to £141.3 million for the year ended 31 December 2020.

Specialist Agencies like-for-like revenue less pass-through costs was down 8.6% in the final quarter. All of our main agencies improved performance over the third quarter, with AKQA, Superunion and Landor & Fitch showing the biggest sequential improvements. For the full year, like-for-like revenue less pass-through costs for the segment was -11.5%. Headline operating profit was down £49.1 million from £200.5 million for the year ended 31 December 2019 to £151.4 million for the year ended 31 December 2020.

Adjustment of 30 June 2020 Impairment

The goodwill impairment charge recognised for the year ended 31 December 2020 includes £2,812.9 million related to the six-month period ended 30 June 2020. This figure is £328.2 million higher than the £2,484.7 million previously reported in the 30 June 2020 interim financial statements as a result of an adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model.

The table below reflects the impact of the adjustment on key income statement and balance sheet line items. The £333.3 million adjustment reflects the £328.2 million increase in the goodwill impairment charge and a £5.1 million increase primarily in impairment of right-of-use assets with a related increase in the deferred tax credit of £13.1 million and a corresponding decrease in deferred tax liabilities.

Six months ended 30 June 2020
£ million	As previously reported	Adjusted
Continuing operations
General and administrative costs	3,195.3	3,528.6
Operating loss	(2,417.3)	(2,750.6)
Loss before interest and taxation	(2,469.2)	(2,802.5)
Loss before taxation	(2,843.9)	(3,177.2)
Loss for the period from continuing operations	(2,867.9)	(3,188.1)
Loss for the period	(2,864.8)	(3,185.0)
Headline operating profit	382.3	382.3
Loss for the period attributable to equity holders of the parent	(2,889.0)	(3,209.2)
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,224.7
Reported basic earnings per share	(235.9p )	(262.0p )
Goodwill	8,096.3	7,768.1
Deferred tax liabilities	(398.9)	(385.8)
Net assets	5,779.7	5,459.5

We will reflect these adjustments in the comparatives included in the 2021 interim financial statements.

The following table presents the CGUs with significant goodwill impairments that were recognised as at 30 June 2020, both as previously reported and as adjusted for the identified adjustment.

		As reported		As adjusted
CGU £ million	Operating Sector	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020
Wunderman Thompson	Global Integrated Agencies	1,932.2	1,054.4	1,759.5	1,207.5
VMLY&R	Global Integrated Agencies	918.3	472.0	871.0	516.9
Burson Cohn & Wolfe	Public Relations	859.8	127.0	845.9	140.3
Geometry Global	Specialist Agencies	205.9	232.5	128.4	305.8
Landor & Fitch	Specialist Agencies	197.5	158.1	169.5	185.4
Other		1,349.3	440.7	1,325.7	457.0
		5,463.0	2,484.7	5,100.0	2,812.9

2019 compared with 2018

For a discussion of the year ended 31 December 2019 compared to the year ended 31 December 2018, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F/A for the year ended 31 December 2019.

B. Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and note 25, which are included as part of the Company’s consolidated financial statements in Item 18 of this Report.

In 2020 the attractiveness of our investment proposition was demonstrated by our performance, which exceeded both our own expectations and those of the market. We believe we are in a strong financial position with diverse revenue streams from a balanced global portfolio, resilient revenue streams from a varied client base that covers all sectors, a predominantly variable cost structure which protects profitability during a downturn. We have a strong balance sheet and ample liquidity due to strong cash generation and over 60 disposals. As at 31 December 2020 we had cash and cash equivalents of £4.3 billion comprised of £12.9 billion of cash and short-term deposits and £8.6 billion of bank overdrafts. Total liquidity, including undrawn credit facilities, was £6.4 billion.

Funds returned to shareholders in 2020 totaled £412 million, including dividends and share buybacks. In 2020, 32.8 million shares, or 2.5% of the issued share capital, were purchased at a cost of £290 million.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2020, billings were £46.9 billion, or 3.9 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See additional discussion on liquidity risk in note 25 to the consolidated financial statements.

Debt

The Company’s borrowings consist of bonds and revolving credit facilities; details on the Company’s borrowings are provided in note 10 to the consolidated financial statements.

The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2026 (extended from March 2025 in February 2021). Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

The Group also has a one-year Revolving Credit Facility of A$150 million due August 2021 and a three-year Revolving Credit Facility of A$270 million due August 2023. Borrowings under these facilities are governed by certain financial covenants based on the results and financial position of WPP AUNZ, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 4.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.0 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants.

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

Cash flow and balance sheet

Net cash inflow from operating activities increased to £2.055 billion in 2020 from £1.851 billion in 2019. Operating loss from continuing and discontinued operations was £2.267 billion, depreciation and amortisation

£631 million, impairments and investment and other write downs £3,316 million, non-cash share-based incentive charges £74 million, working capital and provisions inflow £838 million, earnout payments £115 million, net interest paid £100 million, tax paid £372 million, lease liabilities (including interest) paid £399 million, capital expenditure £273 million and other net cash outflows £50 million. Free cash flow was, therefore, an inflow of £1,283 million.

Free cash flow inflow was enhanced by £284 million disposal proceeds (of which £272 million was disposals of investments and subsidiaries net of cash disposed and £11 million was disposal of property, plant and equipment) and reduced by £144 million in net initial acquisition payments, £122 million in dividend payments and

£290 million of share repurchases and buybacks, which resulted in a cash inflow of £1.0 billion compared to £2.5 billion in 2019.

The main drivers of the cash flow performance year-on-year were the lower operating profit as a result of the impact of the pandemic, lower net disposal proceeds, and the share buybacks, offset by the very strong working capital performance and a reduction in the dividend.

As at 31 December 2020 we had cash and cash equivalents of £4.3 billion and total liquidity, including undrawn credit facilities, of £6.4 billion. Debt financing was £13.6 billion at 31 December 2020, compared to £12.8 billion at 31 December 2019, an increase of £0.7 billion. Average net debt in 2020 was £2.3 billion, compared to £4.4 billion in 2019, at 2020 exchange rates. On 31 December 2020, net debt was £0.7 billion, against £1.5 billion on

31 December 2019, a reduction of £1.0 billion at 2020 exchange rates. The reduced net debt figure year-on-year mainly reflects the benefit of the improved working capital performance and the reduced outflow from dividend payments.

In May 2020, we issued bonds of €750 million and £250 million. Our bond portfolio at 31 December 2020 had an average maturity of 7.4 years, with no maturities until 2022.

Refer to Item 5F for details on the Company’s material commitments for capital expenditures at 31 December 2020.

Going concern

The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Operating Results on pages 14 to 20 and Risk Factors on pages 2 to 5. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include the company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the Covid-19 pandemic compared to 2020, considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass through cost declines up to 30% compared with the year ended 31 December 2020. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

This section is included in the 2020 WPP Annual Report posted on the Company’s website at www.wpp.com/investors pursuant to UK requirements and is provided in this Form 20-F as supplemental information. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website. The 2020 WPP Annual Report will be furnished to the SEC on Form 6-K.

Summarised financial information about Guarantors and Issuers of Guaranteed Securities

WPP Finance 2010 has in issue $500 million of 3.625% bonds due September 2022 and $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors. WPP Finance 2010 repaid in full $812 million of 4.75% bonds due November 2021 on December 27, 2019.

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

For the year ended 31 December 2020, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Continuing operations
Revenue	—
Costs of services	—
Gross profit	—
Finance and investment income from non-guarantors	26.4
Finance costs to non-guarantors	(266.4)
Loss for the year from continuing operations	(568.2)
Loss for the year	(568.2)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	1,842.0
Non-current assets	1,987.4
Due from Non-Guarantors-short term	310.9
Current assets	959.4
Due to Non-Guarantors-short term	(21,919.5)
Current Liabilities	(24,863.4)
Due to Non-Guarantors-long term	(7,447.9)
Non-current liabilities	(8,713.2)

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

For the year ended 31 December 2020, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Continuing operations
Revenue	—
Costs of services	—
Gross profit	—
Finance and investment income from non-guarantors	26.4
Finance costs to non-guarantors	(266.4)
Loss for the year from continuing operations	(568.2)
Loss for the year	(568.2)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	1,842.0
Non-current assets	1,987.4
Due from Non-Guarantors-short term	483.9
Current assets	1,128.5
Due to Non-Guarantors-short term	(21,920.1)
Current Liabilities	(24,863.9)
Due to Non-Guarantors-long term	(7,447.9)
Non-current liabilities	(8,713.2)

The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarized financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The summarised financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.

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

As the global economy starts to recover from Covid-19, having simplified our business and reduced debt, we believe WPP is well positioned to support our clients in achieving their growth aspirations. First quarter revenue was strong and we continue to exercise tight cost control. While these are encouraging trends, there remains continued uncertainty across a number of our markets.

For additional information regarding the trends in our business, see Item 5A Operating Results and Item 5B Liquidity and Capital Resources above.

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

The following summarises the Company’s estimated contractual obligations at 31 December 2020, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

		Payments due in
£m	Total	2021	2022	2023	2024	2025	Beyond 2025
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	3,224.1	—	223.9	671.7	—	447.8	1,880.7
Sterling bonds	650.0	—	—	—	—	—	650.0
US$ bonds	1,143.1	—	365.8	—	548.6	—	228.7
Bank revolvers	42.3	42.3	—	—	—	—	—
Subtotal	5,059.5	42.3	589.7	671.7	548.6	447.8	2,759.4
Interest payable	1,208.4	139.9	135.9	124.0	100.5	80.4	627.7
Total	6,267.9	182.2	725.6	795.7	649.1	528.2	3,387.1
Lease liabilities[2]	2,783.1	412.3	357.7	309.0	255.3	209.9	1,238.9
Capital commitments[3]	132.5	116.7	13.8	1.9	0.1	—	—
Investment commitments[3]	7.5	7.5	—	—	—	—	—
Financial derivatives	3.0	10.4	9.6	(5.8)	5.3	(16.5)	—
Estimated obligations under acquisition earnouts and put option agreements	225.0	67.1	68.2	16.0	56.7	11.8	5.2
Total contractual obligations	9,419.0	796.2	1,174.9	1,116.8	966.5	733.4	4,631.2
[1]

In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2020 of £8,562.0 million. The Group’s net debt at 31 December 2020 was £695.6 million and is analysed in Item 5B.

[2]

In addition to the lease liabilities, the total committed future cash flow for leases not yet commenced at 31 December 2020 is £674.3 million. In 2020, variable lease expenses were £65.4 million which primarily include real estate taxes and insurance costs.

[3]

Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2020 amounted to £20.3 million (2019: £37.1 million. 2018: £44.9 million). Employer contributions and benefit payments in 2021 are expected to be approximately £25 million. Projections for years after 2021 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimations of future contributions.

Non-GAAP Information

As introduced on page 7, the following metrics are the Group’s Non-GAAP measures.

Constant currency

These consolidated financial statements are presented in pounds sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and illustrate the underlying change in revenue, profit and other relevant financial statement line items from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2020 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

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

The following table reconciles reported revenue growth for 2020 and 2019 to like-for-like revenue for the same period.

Continuing operations	Revenue
	£m
2018 Reportable	13,047
Impact of exchange rate changes	165	1.2%
Impact of acquisition	22	0.2%
Like-for-like growth	—	—
2019 Reportable	13,234	1.4%
Impact of exchange rate changes	(159)	(1.2%	)
Impact of acquisition	(106)	(0.8%	)
Like-for-like growth	(966)	(7.3%	)
2020 Reportable	12,003	(9.3%	)

Headline operating profit

Headline operating profit is one of the measures that management uses to assess the performance of the business.

Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of operating profit to headline operating profit is provided in note 31 to the consolidated financial statements.

Headline PBIT

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance and investment income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

Continuing operations	Year ended 31 December
	2020 £m	2019 £m	2018 £m
(Loss)/profit before interest and taxation	(2,414.1)	1,310.6	1,275.8
Amortisation and impairment of acquired intangible assets	89.1	121.5	201.8
Goodwill impairment	2,822.9	47.7	176.5
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)	(2.0)
Investment and other write-downs	296.2	7.5	2.0
Restructuring and transformation costs	80.7	153.5	265.5
Restructuring costs in relation to Covid-19	232.5	—	—
Share of exceptional losses of associates	146.1	47.8	41.5
Litigation settlement	25.6	(16.8)	—
Gain on sale of freehold property in New York	—	(7.9)	—
Headline PBIT	1,270.6	1,623.1	1,723.2

Headline PBT

Headline PBT is one of the metrics that management uses to assess the performance of the business.

Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

Continuing operations	Year ended 31 December
	2020 £m	2019[1] £m	2018[1] £m
(Loss)/profit before taxation	(2,790.6)	1,214.3	1,019.3
Amortisation and impairment of acquired intangible assets	89.1	121.5	201.8
Goodwill impairment	2,822.9	47.7	176.5
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)	(2.0)
Investment and other write-downs	296.2	7.5	2.0
Restructuring and transformation costs	80.7	153.5	265.5
Restructuring costs in relation to Covid-19	232.5	—	—
Share of exceptional losses of associates	146.1	47.8	41.5
Litigation settlement	25.6	(16.8)	—
Gain on sale of freehold property in New York	—	(7.9)	—
Revaluation and retranslation of financial instruments	147.2	(163.8)	76.3
Headline PBT	1,041.3	1,363.0	1,543.0

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies of the consolidated financial statements.

Billings and estimated net new business/billings

Billings and estimated net new business/billings are metrics that management uses to assess the performance of the business.

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business/billings represent the estimated annualized impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

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

Free cash flow is calculated as net cash inflow from operating activities plus payment on early settlement of bonds and proceeds from the issue of shares, less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities, and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2020 £m	2019 £m	2018 £m
Net cash inflow from operating activities	2,054.8	1,850.5	1,693.8
Payment on early settlement of bonds	—	63.4	—
Share option proceeds	—	0.6	1.2
Earnout payments	(115.2)	(130.2)	(120.2)
Purchases of property, plant and equipment	(218.3)	(339.3)	(314.8)
Purchases of other intangible assets (including capitalised computer software)	(54.4)	(54.8)	(60.4)
Repayment of lease liabilities	(300.1)	(249.8)	—
Dividends paid to non-controlling interests in subsidiary undertakings	(83.3)	(96.2)	(106.2)
Free cash flow	1,283.5	1,044.2	1,093.4

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

The following table is an analysis of net debt:

	2020 £m	2019[1] £m	2018[1] £m
Cash and short-term deposits	12,899.1	11,305.7	11,065.8
Bank overdraft, bonds and bank loans due within one year	(8,619.2)	(8,798.0)	(9,447.7)
Bonds and bank loans due after one year	(4,975.5)	(4,047.3)	(5,634.8)
Net debt	(695.6)	(1,539.6)	(4,016.7)
[1]	Figures have been restated to be in accordance with IAS 32 Financial Instruments: Presentation, as described in the accounting policies section of the consolidated financial statements.

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

The impairment review is undertaken annually on 30 September. Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the “recoverable amount”, defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to a significant number of cash-generating units (CGUs), the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020 and/or 2021, nil growth rate thereafter (2019: 3.0%) and a conservative pre-tax discount rate. The conservative pre-tax discount rate was above the rate calculated for the global networks. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of the conservative global network rate or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate that does not exceed the long-term average growth rate for the industry. If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends.

The discount rate uses the capital asset pricing model (CAPM) to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. Specific rates were applied to the CGUs that have more regional specific operations.

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the businesses’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Transfers of carrying value between CGUs are determined on a relative value basis.

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

WPP has also entered into option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest. These agreements are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently, the financial liability is measured in accordance with IFRS 9 Financial Instruments. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognized in profit or loss within revaluation and retranslation of financial instruments in the consolidated income statement.

Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities. Estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnout and option agreements. The assumptions and sensitivity to changes in these assumptions is shown in note 26 to the consolidated financial statements.

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

Retirement benefit costs

Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2020.

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

New IFRS Accounting Pronouncements

See page F-4 of the consolidated financial statements for a description of new IFRS accounting pronouncements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The Directors and Executive Officers of the Company are as follows:

Roberto Quarta, Age 71: Chairman. Roberto Quarta was appointed as a Director on 1 January 2015 and became Chairman on 9 June 2015. Roberto has extensive and diverse experience in corporate governance and global commerce having served on the boards of a number of UK and international companies. His career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. He is Chairman of Smith & Nephew plc, a Partner of Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe. Previously he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA, Chairman of IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.

External appointments: Chairman, Smith & Nephew; Partner, Clayton, Dubilier & Rice; Chairman, Clayton, Dubilier & Rice Europe.

Mark Read, Age 54: Chief Executive Officer. Mark Read was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has a deep understanding of the industry having held multiple leadership positions at WPP since he joined in 1989. As Head of Strategy and then CEO of WPP Digital he was responsible for WPP’s first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world’s leading creative, data and technology agencies. Earlier in his career, he co-founded internet start-up WebRewards and specialised in media and marketing as a principal at consultancy Booz Allen Hamilton. Mark was voted the industry’s Most Influential Person of 2019 in Econsultancy’s Top 100 Digital Agencies report and was recognised as a HERoes Champion of Women in Business in 2018, 2019 and 2020.

Mark has an MBA from INSEAD and an Economics degree from Trinity College, University of Cambridge, and was a Henry Fellow at Harvard University.

External appointments: Chairman of the Natural History Museum Digital Council.

John Rogers, Age 52: Chief Financial Officer. John Rogers was appointed as a Director on 3 February 2020 and became Chief Financial Officer from 1 May 2020. John has extensive finance, strategy, digital, property and retail experience. He joined WPP from J Sainsbury plc where he was Chief Executive Officer of Sainsbury’s

Argos. John was previously the Chief Financial Officer of J Sainsbury plc, responsible for business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. John is a member of The Prince’s Advisory Council for Accounting for Sustainability. He also sits on the Retail Sector Council, which acts as a point of liaison between the UK Government and retail sector.

External appointments: Non-Executive Director and Chair of the Audit Committee, Travis Perkins plc; Member, The Prince’s Advisory Council for Accounting for Sustainability; Member, Retail Sector Council.

Nicole Seligman, Age 64: Senior Independent Director, Non-Executive Director. Nicole Seligman was appointed as a Director on 1 January 2014. Nicole is a global business leader and an internationally recognised lawyer. She brings to the Board analytical skills, in-depth knowledge of public company corporate governance and a comprehensive understanding of media and business issues. Nicole was previously President of Sony Entertainment, Inc. and global General Counsel for Sony Corporation. Prior to that, as a partner at law firm Williams & Connolly, Nicole represented key public figures and major media and other companies in complex litigation.

She is a Magna Cum Laude graduate of both Harvard College and Harvard Law School.

External appointments: Non-Executive Director, ViacomCBS Inc.; Non-Executive Director, MeiraGTx Holdings plc; Non-Executive Director, Far Peak Acquisition Corporation.

Angela Ahrendts DBE, Age 60: Non-Executive Director. Angela Ahrendts DBE was appointed as a Director on 1 July 2020. Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail at Apple, Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister’s Business Advisory Council from 2010 to 2015.

External appointments: Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, Charity: Water and The HOW Institute for Society; member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board.

Jacques Aigrain, Age 66: Non-Executive Director. Jacques Aigrain was appointed as a Director on 13 May 2013. Jacques has extensive business, corporate finance and governance expertise. He was a Senior Advisor at Warburg Pincus LLP from 2001 to 2009. Jacques was a member of the Executive Committee of Swiss Re AG and CEO from 2006. Prior to Swiss Re, he spent 20 years with JPMorgan Chase. Jacques was previously Chairman of LCH Clearnet Group Ltd from 2010, a Director of the Qatar Financial Centre Authority and a Supervisory Board Member of Lufthansa AG and Swiss International Airlines AG.

He holds a PhD in Economics from Sorbonne University and an MA in Economics from Paris Dauphine University.

External appointments: Chairman, LyondellBasell NV; Non-Executive Director, London Stock Exchange Group plc; Chairman, Singular SAU (private company); Chairman, ACUTRONIC Holding AG (private company); Non-Executive Director, Clearwater Analytics (private company).

Sandrine Dufour, Age 54: Non-Executive Director. Sandrine Dufour was appointed as a Director on 3 February 2020. Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She has executive leadership experience in the telecommunications, entertainment and media industries and an enthusiasm for cultural, technological and business transformation. Sandrine is currently Chief Financial Officer of UCB, a global pharmaceutical company. Previously she was CFO of Proximus. She held a number of leadership roles at Vivendi, in France and in the United States, across its entertainment and telecommunications business. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.

External appointments: Chief Financial Officer, UCB.

Tarek Farahat, Age 56: Non-Executive Director. Tarek Farahat was appointed as a Director on 11 October 2016. Tarek has extensive leadership and brand-building experience gained in leading businesses in the Americas, Europe, Middle East and Africa. He worked for Procter & Gamble for over 26 years, his last position at Procter & Gamble was President of Procter & Gamble Latin America and member of the Global Leadership Council. Tarek was previously Chairman of the board of JBS S.A. and a board member of Pilgrim’s Pride Corporation and Alpargatas. Tarek is currently a strategic advisor, consultant and partner for companies in the consumer goods, Fintec and healthcare sectors.

Tarek is a graduate of the American University in Cairo, Faculty of Commerce and Finance.

External appointments: None.

Tom Ilube CBE, Age 57: Non-Executive Director. Tom Ilube CBE was appointed as a Director on 5 October 2020. Tom brings a wealth of expertise as a technology entrepreneur. He is the founder and CEO of Crossword Cybersecurity Plc. From 2010 to 2014, Tom was Managing Director of Consumer Markets at Callcredit Information Group. Prior to Callcredit, Tom founded and was CEO of Garlik, a venture capital backed identity protection company. His 30-year career in the UK technology sector includes roles at Egg Banking plc, PricewaterhouseCoopers, Goldman Sachs and the London Stock Exchange. He was made a Doctor of Science (Honoris Causa) by City, University of London, an Honorary Doctor of Technology by the University of Wolverhampton, an Honorary Fellow of Jesus College, Oxford and an Advisory Fellow at St Anne’s College. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.

External appointments: Founder and CEO, Crossword Cybersecurity plc; Non-Executive Director, BBC; Chair, Deathio Ltd; Founder and Chair, African Gifted Foundation.

Cindy Rose OBE, Age 55: Non-Executive Director. Cindy Rose was appointed as a Director on 1 April 2019. Cindy has extensive experience as a leader in the technology and media sectors and a deep understanding of the role of technology in business transformation. She was appointed President of Microsoft Western Europe in October 2020, prior to which she was Microsoft UK CEO from 2016. She previously held roles as Managing Director of the UK consumer division at Vodafone and as Executive Director of Digital Entertainment at Virgin Media. She also spent 15 years at The Walt Disney Company, ultimately as Senior Vice President & Managing Director of Disney Interactive Media Group.

Cindy is a graduate of Columbia University and New York Law School.

External appointments: President, Microsoft Western Europe; Member of the advisory board of Imperial College Business School in London; Member of the advisory board of McLaren.

Sally Susman, Age 59: Non-Executive Director. Sally Susman was appointed as a Director on 13 May 2013. Sally brings expertise in communications, public affairs, governance and strategy. She is Executive Vice President, Chief Corporate Affairs Officer for Pfizer and also heads Pfizer’s corporate responsibility group. Before joining Pfizer in 2007, Sally was Executive Vice President of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She previously held several senior corporate affairs posts at American Express, in both London and the United States. She started her career in government service where positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the U.S. Department of Commerce.

Sally has a BA in Government from Connecticut College and has studied at the London School of Economics.

External appointments: Executive Vice President, Chief Corporate Affairs Officer, Pfizer; Co-Chair, International Rescue Committee.

Keith Weed CBE, Age 60: Non-Executive Director. Keith Weed was appointed as a Director on 1 November 2019. Keith has a wealth of experience as a marketing and digital leader and an understanding of the ways in which technology is transforming businesses. From 2010 to 2019, Keith was Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever’s sustainability programme. Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received The Drum’s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.

External appointments: Non-Executive Director, J Sainsbury plc; Trustee Director of Business in the Community; Board Trustee Grange Park Opera; President of the UK Advertising Association; President of the Royal Horticultural Society.

Jasmine Whitbread, Age 57: Non-Executive Director. Jasmine Whitbread was appointed as a Director on 1 September 2019. Jasmine’s experience spans marketing, technology, finance, media, telecommunications, and not-for-profit organisations, and she brings this breadth of perspective and knowledge of many of WPP’s client sectors. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, starting in 1999 in West Africa and, from 2010-15, as the first Chief Executive of Save the Children International. Jasmine was a Non-Executive Director of BT Group plc from 2011 to 2019 and Chief Executive Officer of London First from 2016 until March 2021.

External appointments: Chair of the Board, Travis Perkins plc effective 31 March 2021; Non-Executive Director, Standard Chartered plc; Advisor to the Ethics Committee, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University.

Dr. Ya-Qin Zhang, Age 55: Non-Executive Director. Ya-Qin was appointed as a Director after year-end on 1 January 2021. Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company headquartered in Beijing, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of Fortescue Metals Group, AsiaInfo Technologies Limited and ChinaSoft International Limited. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research at the same university.

External appointments: Non-Executive Director of Fortescue Metals Group, AsiaInfo Technologies Limited and ChinaSoft International Limited; Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research at the same university; Fellow, American Academy of Arts and Sciences.

The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2021 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.

B. Compensation

Directors’ Compensation

For the fiscal year ended 31 December 2020 the aggregate compensation paid by WPP to key management personnel of WPP for services in all capacities was £29.2 million. Key management personnel comprises the

Board and the Executive Committee. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £1.0 million was set aside and paid in the last fiscal year to provide pensions and other post-retirement benefits for key management personnel of WPP.

Executive Directors’ total compensation received

Single total figure of remuneration

2020	Base salary[3]	Benefits[4]	Pension[5]	Short-term incentive[6]		Long-term incentive[7],8	Other[8,9]	Total annual compensation
	£000	£000	£000	Cash £000	Deferred £000	£000	£000	£000
Mark Read	910	36	158	—	—	32	—	1,136
John Rogers[1]	643	30	64	—	—	1,538	2,110	4,385
Paul Richardson[2]	282	25	62	—	—	105	242	716
[1]	John Rogers joined the Company on 27 January 2020. His base salary and benefits reflect his time in role.
[2]

Paul Richardson retired effective 1 May 2020. His 2020 base salary, contractual fee for his directorship of WPP plc and benefits reflect his time in role. Paul Richardson’s base salary and benefits allowance are denominated in US dollars and have been converted at an exchange rate of $1.2836 to £1. Mr Richardson was not eligible to receive an annual bonus for 2020 and his 2016 EPSP vesting has been prorated to reflect his time in role in accordance with the Directors’ Compensation Policy.

[3]	Mark Read and John Rogers voluntarily reduced their base salary for a four-month period during the year as part of cost-reduction targets implemented during the Covid-19 pandemic.
[4]

Benefits provide an annual fixed and non-itemised allowance to enable the executive to procure benefits to enable them to undertake their role and ensure their wellbeing and security. In addition to the allowance received, the values disclosed include the value of expenses related directly to attendance at Board meetings that would be chargeable to UK income tax. The expenses for Mark Read were £945, for John Rogers £1,641 and for Paul Richardson were £2,458.

[5]

Pension is provided by way of contribution to a defined contribution retirement arrangement, or as a cash allowance, determined as a percentage of base salary. Contributions/allowances are as follows (as % of base salary): CEO—15% (reducing to 10% over the 2020-2022 Policy period) and CFO—10%. Mark Read was awarded an allowance of 20% less employer’s national insurance contribution of 13.8% resulting in a net pension contribution of 17.6%. This reduced to 15% during 2020 and will reduce to 12% in 2021 and 10% in 2022 to ensure alignment with the wider workforce by the end of 2022.

[6]

Due to the impact of Covid-19 on the performance of WPP and the uncertainty over future performance, the Compensation Committee determined it was not possible to set meaningful financial targets. As a result, the financial component will not pay out. The Compensation Committee considered whether the non-financial measures should be assessed and a STIP awarded. The Compensation Committee recognised the exceptional performance of both Executive Directors in delivering resilient performance in a challenging year whilst progressing the transformation agenda. However, taking the wider stakeholder group into account, the decision was made not to award a STIP in respect of 2020 performance.

[7]

With respect to Mark Read and Paul Richardson, this includes the value of the 2016 Executive Performance Share Plan (EPSP) awards which vested in 2021 assessed over a five-year period. With respect to John Rogers, this includes the value of an EPSP award made as part of a buy-out award which vested in 2021 as described in note 8.

[8]

John Rogers received buy-out awards to compensate for the forfeiture of incentive awards from his previous employer. This comprises cash of £1,457,538, restricted stock of £652,614 and an EPSP which vested in March 2021 based on a performance period of 1 Jan 2019 to 31 Dec 2020 with a final vesting value of £1,538,363.

[9]	Paul Richardson received a payment in relation to accumulated outstanding annual leave on retirement.

Vesting of 2016 – 2020 EPSP awards

Vesting of the 2016 EPSP awards was dependent on performance against three measures, all assessed over a five-year period, which include relative Total Shareholder Returns (TSR), Earnings Per Share (EPS) growth and average annual Return On Equity (ROE).

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share/ADR price on vesting	Value of vested 2016-2020 EPSP awards[1] 000
Mark Read	58,644	545	3,477	£9.111	£32
Paul Richardson[2]	41,536	333	2,132	$62.922	$134
[1]	None of the value of the vested awards is attributable to share price appreciation.
[2]	Paul Richardson’s EPSP awards were granted in the form of ADRs. In addition to the application of the performance outcome, Paul Richardson’s award was time prorated in accordance with the Plan Rules.

Vesting of additional awards

The first of the EPSP awards granted to John Rogers as part of his buy-out award has vested following achievement of the TSR performance measure and Return on Invested Capital underpin, both assessed over a two-year period. The Committee has the discretion to determine the extent to which the award will vest if an average ROIC (return on invested capital) of 7.5% over the performance period is not achieved.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting[1]	Value of vested shares[1] 000
John Rogers	182,744	2,546	168,843	£9.111	£1,538
[1]	The share price increased 55.6% between the grant and vest dates for this award. £549,956 of the total value of vested shares is attributable to share price appreciation.

Outstanding share-based awards

Executive Share Awards (ESAs) held by Executive Directors

All Executive Share Awards or Performance Share Awards (PSA) granted under the Restricted Stock Plan and its successor, the WPP Stock Plan 2018, are made on the basis of satisfaction of previous performance conditions and are subject to continuous employment until the vesting date. Mark Read received ESAs and PSA awards prior to his appointment as Executive Director. The table below shows outstanding ESAs at 31 December 2020. Unless otherwise noted, awards are made in the form of WPP ordinary shares.

		Grant date	Share/ADR price on grant date	No. of Shares/ADRs granted[2]	Face value on grant date 000[3]	Additional shares granted in lieu of dividends	Total shares vesting	Vesting Date[4]	Shares/ ADR price on vesting	Value on vesting 000
Mark Read	2017 PSA	12.06.18	£12.380	38,317	£474	4,692	43,009	10.03.20	£6.681	£287
	2018 ESA	30.05.19	£9.484	62,834	£596	—	—	06.03.21	—	—
	2019 ESA	14.05.20	£5.502	97,523	£537	—	—	06.03.22	—	—
Paul Richardson[1]	2018 ESA	30.05.19	$60.060	2,847	$171	—	—	06.03.21	—	—
[1]	Paul Richardson’s ESAs were granted in respect of ADRs.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).
[4]	The 2018 ESA vested on 15 March 2021 due to an extended close period.

Long-term incentive plans – EPSP

The following table summarises all of the awards outstanding under the EPSP.

	Grant date	Performance period	Shares/ ADR price on grant date	Maximum number of nil cost options over shares/ADRs awarded[3]	During 2020
					Options vested/ (lapsed)	Additional dividend shares	Options exercised	Maximum number of nil cost options over shares/ADRs at 31 December 2020
Mark Read[1]	28.11.16	01.01.16-31.12.20	£17.052	58,644	—	—	—	58,644
	04.12.17	01.01.17-31.12.21	£12.911	106,498	—	—	—	106,498
	06.12.18	01.01.18-31.12.22	£8.604	396,617	—	—	—	396,617
	24.09.19	01.01.19-31.12.23	£10.035	340,059	—	—	—	340,059
	24.11.20	01.01.20-31.12.22	£7.411	460,464	—	—	—	460,464
Paul Richardson[2]	28.11.16	01.01.16-31.12.20	$105.931	41,536	—	—	—	41,536
	04.12.17	01.01.17-31.12.21	$86.914	36,933	—	—	—	36,933
	06.12.18	01.01.18-31.12.22	$55.263	58,628	—	—	—	58,628
	24.09.19	01.01.19-31.12.23	$62.653	51,593	—	—	—	51,593
John Rogers[1]	24.11.20	01.01.20-31.12.22	£7.411	299,554	—	—	—	299,554
[1]	EPSP awards made to Mark Read and John Rogers are in the form of nil-cost options and expire three months after the vesting date.
[2]	Paul Richardson’s EPSP awards were granted in respect of ADRs.
[3]	Dividend shares will be due on these awards.

Additional share awards

Mark Read received awards prior to his appointment as CEO under the management incentive plans. In addition, he received awards on his appointment as joint-COO in April 2018. While the Board decided on the appointment of the next CEO, a special one-off award was made recognising the importance and scale of the additional responsibilities that were being undertaken. Each award is subject to continuous employment and malus and clawback and was made under the Restricted Stock Plan and the WPP Stock Plan 2018. John Rogers received buy-out awards to compensate for the forfeiture of incentive awards from his previous employer.

		Grant date	Share/ ADR price on grant date	No. of Shares /ADRs granted[2]	Face value on grant date 000[3]	Additional shares granted in lieu of dividends	Total shares vesting	Vesting date	Share price on vesting	Value on vesting 000
Mark Read	Leaders 2017	04.12.17	£13.0850	11,463	£150	1,600	13,063	15.11.20	£7.537	£98
	Special award[1]	12.06.18	£12.3800	80,774	£500	4,946	45,333	01.05.20	£5.940	£269
					£500	—	—	01.05.21	—	—
John Rogers	2019 EPSP award[4]	14.05.20	£5.854	182,744	£1,070	—	—	15.03.21	—	—
	2019 EPSP award[4]	14.05.20	£5.854	243,934	£1,428	—	—	15.03.22	—	—
	Contractual award	14.05.20	£5.502	66,176	£364	—	—	04.05.21	—	—
	Contractual award	14.05.20	£5.502	52,438	£289	—	—	15.11.21	—	—
[1]	The award vested in three tranches – the first on 1 May 2019, the second on 1 May 2020 and the third is due to vest on 1 May 2021.
[2]	Dividend shares will be due on these awards.
[3]	Face value has been calculated using the average closing share price for the trading day preceding the date of grant (as set out in the table).
[4]	EPSP awards are in the form of nil-cost options and expire three months after the vesting date.

Non-Executive Directors’ total compensation received

The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

	Fees £000	Benefits £000	Total £000
	2020[1]	2020	2020
Roberto Quarta	490	27	517
Angela Ahrendts, appointed 1 July 2020	41	0	41
Jacques Aigrain	135	2	137
Sandrine Dufour, appointed 3 February 2020	89	1	90
Tarek Farahat	98	0	98
Sir John Hood, retired 10 June 2020	51	3	54
Tom Ilube, appointed 3 October 2020	20	1	21
Daniela Riccardi, retired 10 June 2020	39	1	40
Cindy Rose	98	5	103
Nicole Seligman	135	1	136
Sally Susman	103	1	104
Sol Trujillo, retired 10 June 2020	43	1	44
Keith Weed	93	5	98
Jasmine Whitbread	118	5	123
[1]	The Non-Executive Directors took a voluntary 20% reduction in fees for four months between April and July 2020.

Past directors

Since his retirement from the Board, Timothy Shriver provided consultancy services advising the Company on certain client relationships until 30 June 2020. He received a payment of £77,906 in 2020 for his consultancy services.

The Compensation Committee exercised its discretion under the terms of the EPSP to make malus adjustments. It determined that the 2016 and 2017 EPSP Awards granted to Sir Martin Sorrell, the former Group Chief Executive, will lapse as a result of Sir Martin Sorrell’s disclosure of confidential information belonging to WPP and certain of its clients to the media during his tenure as a WPP director.

The full Directors’ Compensation Policy can be found at www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

C. Board Practices

Board attendance table
	Board (scheduled meetings)	Audit Committee (scheduled meetings)	Compensation Committee (scheduled meetings)
Roberto Quarta	6/6		3/3
Mark Read	6/6
John Rogers – appointed on 3 February 2020	6/6
Angela Ahrendts DBE – appointed on 1 July 2020	3/3
Jacques Aigrain	6/6	8/8	3/3
Sandrine Dufour – appointed on 3 February 2020	6/6	8/8
Tarek Farahat	6/6	8/8
Tom Ilube CBE – appointed on 5 October 2020	2/2
Cindy Rose OBE	6/6	8/8
Nicole Seligman	6/6		3/3
Sally Susman	6/6
Keith Weed	6/6
Jasmine Whitbread	6/6		3/3
Former Directors who served for part of the year
Sir John Hood – retired on 10 June 2020	3/3		2/2
Daniela Riccardi – retired on 10 June 2020	3/3
Paul Richardson – retired on 1 May 2020	2/2
Solomon D. Trujillo – retired on 10 June 2020	3/3	5/5
Number of ad-hoc meetings	7	1	8

The role of the Board

The Board is responsible for the overall long-term success of WPP and for setting the Company’s purpose, values and culture and strategic direction; oversees the implementation of appropriate risk assessment processes to identify and mitigate WPP’s principal risks; responsible for corporate governance; and oversees the execution of the strategy and responsible for the overall financial performance of the Group. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company’s key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise reports on operational and financial performance, progress onstrategy, people updates and a deep dive into a particular ESG topic. The list of matters reserved to the Board can be downloaded from www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

Re-election

The Chair, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. With only specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and US standards, which is nine years. With the exception of Angela Ahrendts, Tom Ilube and Dr. Zhang who are standing for election for the first time, all Directors will stand for re-election at the AGM with the support of the Board. The Non-Executive Directors’ letters of appointment are available for inspection at the Company’s registered office.

Service contracts

The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
Paul Richardson[1]	19 November 2008	12 months
John Rogers	27 January 2020	12 months

[1]	Paul Richardson retired from the Company with effect from 1 May 2020, and his service contract is no longer in effect.

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

Compensation Committee

During 2020, the Compensation Committee met three times on a formal basis, with additional informal meetings held as needed to deal with ad hoc matters. A table of Board and Committee attendance can be found on page 41.

The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 53) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, www.wpp.com/investors/corporate-governance, and will be on display at the AGM, as set out in the Notice of AGM. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

The Committee’s principal responsibilities under its terms of reference include:

•	To set, review and approve in respect of the Company’s Chairman, Chief Executive Officer, other Executive Directors, the Executive Committee and the Company Secretary:

•	the remuneration policy;

•	individual remuneration arrangements;

•	individual benefits, including pension;

•	Individual fees and expenses;

•	terms and conditions of employment;

•	terms of any compensation package in the event of early termination of contract;

•	participation in any cash or share based plans operated by the Company; and

•

to set the targets and measures for any performance related cash or share based plans operated by the Company for the Chief Executive Officer and other Executive Directors, and to have oversight of the performance measure and target setting for of such plans for the Executive Committee and the Company Secretary.

•

To review remuneration and related policies across the general workforce and the alignment of incentives and rewards with culture, taking this into account when determining the remuneration policy for the Executive Directors.

•	To use judgement to determine whether incentives that are due as a result of formulaic outcomes are truly representative of company and individual performance.

•	To use discretion to make adjustments to incentives as appropriate.

•	To oversee the process for recovery and withholding (malus and clawback) and determine the resulting action to be taken.

•	The remuneration and contractual terms of the Non-Executive Directors (NEDs) will be set by the Company’s Chairman and the Executive Directors.

•	To approve new rules or amendments and the launch of any Company share or cashbased incentive plans and the grant, award, allocation or issue of shares or payments under such plan.

•	To agree the policy for authorising claims for expenses from the Company’s Chairman, Chief Executive Officer and Executive Directors.

•	To establish the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants to advise the Committee.

•	To consult with key shareowners in respect of new or substantial changes to the remuneration policy or existing elements of remuneration.

•	To approve for submission to shareowners all new or substantial changes to existing elements of remuneration.

•	Oversee the preparation of and recommend to the Board the approval of the annual report of the Committee in compliance with statutory disclosure requirements and all relevant Codes of Best Practice.

Advisors to the Compensation Committee

The Compensation Committee regularly consults with Group executives. The Committee invites certain individuals to attend meetings, including the Chief Executive Officer and Chief Financial Officer (who are not present when matters relating to his own compensation or contracts are discussed and decided), the Company Secretary, the Chief People Officer and the Global Reward and Performance Director. The latter two individuals provide a perspective on information reviewed by the Committee and are a conduit for requests for information and analysis from the Company’s external advisors.

External advisors

The Committee retains Willis Towers Watson (WTW) to act as independent advisors. They provide advice to the Compensation Committee and work with management on matters related to our compensation policy and practices. They are a member of the Remuneration Consultants Group and have signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage them as advisors at a local level. In 2020, WTW received fees of £166,265 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.

Changes in Executive Directors

Paul Richardson retired from the Company with effect from 1 May 2020. John Rogers joined the Company as Chief Financial Officer Designate on 27 January 2020 and was appointed to the Board on 3 February 2020. Mr. Rogers became Chief Financial Officer following Paul Richardson’s retirement on 1 May 2020.

Audit Committee

The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements. During the year, the Committee considered management’s application of key accounting policies, compliance with disclosure requirements and information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements.

Committee responsibilities and key areas of focus in 2020

The Committee’s principal responsibilities under its terms of reference include:

•

monitoring the integrity of the Group’s financial statements and formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements and disclosures;

•	monitoring and reviewing the Group’s internal financial, operational and compliance controls and internal control system. Overseeing the Group’s compliance with Section 404 of SOX;

•	reviewing and monitoring the activities and effectiveness of the Group’s internal audit function;

•

reviewing and monitoring the Company’s risk management framework. Assisting the Board in carrying out a robust assessment of emerging and principal risks. Overseeing the Group’s risk exposure and risk strategy;

•

reviewing the effectiveness of the external audit process, reviewing and monitoring the independence and objectivity of the external auditor. Reviewing and approving the external auditor’s terms of engagement and remuneration;

•

monitoring applicable accounting and legal reporting requirements, including all relevant regulations of the FCA, the SEC, the NYSE and the Jersey Financial Services Commission and the UK Corporate Governance Code;

•

reviewing the Company’s systems and controls for ethical behaviour, the matters reported on the Group’s Right to Speak helpline and the investigations and actions undertaken by the Group in response; and

•	approving significant acquisitions.

The key areas of focus for 2020 included:

•

monitoring the impact of Covid-19 on the financial resilience of the business, including carrying out additional reviews on goodwill impairment and providing a recommendation to the Board to cancel the 2019 final dividend and suspend the share buyback programme;

•

monitoring the role of the newly established Risk and Controls Group and its objectives to strengthen the Internal Financial Controls Framework, particularly focused on Sarbanes-Oxley Act Compliance, and developing controls relating to risks identified in the Risk Appetite Framework;

•	in-depth reviews of the Group’s internal controls over financial reporting, particularly in relation to the material weaknesses identified;

•	ongoing monitoring of the business integrity programme, including oversight of whistleblower reports;

•	assessing the effectiveness of WPP’s IT Covid-19 response, including IT and cyber security; and

•	continuing to engage with the Internal Audit plan and monitoring progress.

Other reviews undertaken in 2020 by the Committee included:

•	Group tax strategy, performance and drivers of the Group’s effective tax rate;

•	reports on any actual or potential material litigation; and

•	Group Treasury performance and risk management.

Fair, balanced and understandable

To support the Board’s confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provide the information necessary for shareholders to assess the Group’s position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts were prepared.

The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts, and considered in particular the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities.

The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2020 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company’s position and performance, business model and strategy.

Internal Audit

The Internal Audit team provides independent assurance over the Company’s risk management and internal controls processes via internal audits and the testing programme for the Sarbanes-Oxley Act. The Internal Audit team has unrestricted access to all Group documentation, premises, functions and employees to enable it to perform its work. The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present.

The annual internal audit plan, including the list of units for internal audit review, was approved by the Committee and progress against the plan was monitored throughout the year. There was particular focus on how the plan would be completed due to site and system restrictions as a result of Covid-19. This was largely addressed through reviews being completed remotely. Significant issues identified within internal audit reports were discussed in detail by the Committee along with the remediation plans to resolve them.

In March 2021, the Committee approved the appointment of Phil Gerrard as Director of Internal Audit, in succession to Paul Stanley who will retire later in the year. The Committee also considered the level of internal audit resource to ensure it is appropriate to provide the right level of assurance over the principal risks and controls throughout the Group.

Risk Management and Internal Control

The Board has overall responsibility for setting the Company’s risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2020, was responsible for monitoring and reviewing the effectiveness of the Company’s approach to risk management and the internal control framework.

Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee supported by Risk Committees in each network, assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company’s business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company’s four risk modules: governance, culture, appetite and management.

An assessment of the principal risks and uncertainties facing the Group can be found on pages 2 – 5. In fulfilling its responsibilities, the Committee received reports throughout 2020 to enable evaluation of the control environment and risk management framework.

Internal Controls over Financial Reporting

The Committee carried out in-depth reviews of the Group’s internal controls over financial reporting, with a focus on monitoring, remediation of material weaknesses and compliance with Section 404 of the Sarbanes-Oxley Act. The following paragraphs outline the approach taken by management in relation to the remediation of material weaknesses, which the Committee oversaw and continues to monitor.

In response to the material weakness identified in 2019 relating to the control over the discount rate methodology used in impairment testing, management has enhanced its risk assessment of the impairment assessment process and has changed the approach to determining inputs with respect to the discount rates used in impairment assessments and has established a more comprehensive review process over inputs and the overall discount rate methodology. Management has also engaged an independent valuation specialist to assist as an integral part of the input determination process on an ongoing basis and implemented additional validation controls.

In respect of the years ended 31 December 2019, 2018 and 2017, and for each of the interim half year periods ended 30 June 2020 and 2019, material weaknesses were identified relating to the application of IAS 32 and IAS 39, which resulted in material misstatements. The Company filed a Form 20-F/A and Form 6-K/A with the SEC on 12 February 2021 restating the relevant Financial Statements to correct the identified misstatements. The Board determined these errors resulted from material weaknesses in its internal control over financial reporting as at 31 December 2019 and the Group concluded that its internal control over financial reporting was not effective. Management is committed to remediating the identified material weaknesses in a timely manner, with appropriate oversight from the Audit Committee. As part of the remediation, management is undertaking a series of steps to complete a comprehensive review and remediation of our controls and procedures and has engaged outside advisors to assist with this. In addition to the comprehensive retrospective reviews of the Company’s controls, management is implementing enhanced periodic controls including to identify and evaluate amended or clarified accounting standards, or new guidance with respect to accounting standards, as well as controls surrounding the verification of critical accounting judgments, including those most likely to be impacted by amendments to or clarifications of accounting standards we have adopted. Management is also re-reviewing our hedging relationships and the associated documentation and analysing the application of hedge accounting to all other financial instruments to which such accounting treatment is being applied. Management has updated the design of our controls to verify the nature and existence of contemporaneous hedge documentation in accordance with IAS 39. Each material weakness will not be considered fully remediated until all aspects of the applicable remediation plan for that material weakness have been implemented and such controls operate for a sufficient period of time to allow management to conclude, through testing, that these controls are operating effectively. The Committee continues to monitor the progress of the remediation.

Business Integrity

During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Group has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns. The Committee received regular updates on the Company’s systems and controls for ethical behaviour, which included matters reported on the Group’s Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year the Committee was satisfied that the Right to Speak helpline arrangements are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.

Terms of reference

The Committee’s terms of reference are adopted by the Board and reviewed annually by the Committee, most recently on 4 February 2021. A copy of the Committee’s terms of reference is available on the Company’s website at www.wpp.com/investors/corporate-governance. This Annual Report on Form 20-F does not incorporate by reference information on the Company’s website.

External Auditor

The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal.

Deloitte was appointed external auditor of the Company in 2002 and, as defined by the transitional arrangements for competitive tender, they are not permitted to be reappointed as the Company’s auditor after the 2023 fiscal year-end. An audit tender process has been initiated with a view to the selected firm auditing the financial statements for the financial year ending 31 December 2024. The tender process will be overseen by the Committee and is expected to conclude later this year.

The Company has complied with the Competition and Markets Authority’s Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services.

Effectiveness and Independence of the External Auditor

In 2020, the Committee evaluated the effectiveness of the external audit process through its ongoing review of the external audit planning process and discussions with key members of the Group’s finance team.

The Committee also considered:

•

a report from Deloitte confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent, and mitigation actions to safeguard Deloitte’s independence such as the operation of the non-audit services policy and the tenure of the lead audit partner that was appointed in 2019; and

•

The Financial Reporting Council’s (FRC) Audit Quality Review Inspection Report on the audit of the Company’s Financial Statements for the year ended 31 December 2019. As the report was close to completion at the time the material misstatements (as detailed on pages 47 and 48) were identified, the FRC has advised it will review separately Deloitte’s audit of the areas giving rise to the material misstatements identified and therefore did not provide an assessment of the overall quality of Deloitte’s audit work. The report from the FRC highlighted three areas which the FRC considered to be good practice and contained no key findings. One “other finding” was included in the report which the Audit Committee is satisfied did not affect the effectiveness of the external audit.

Deloitte attended all Committee meetings in 2020 and met at least once without executive management present.

Overall therefore, the Committee concluded that:

•	it continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence; and

•

Deloitte possesses the skills and experience required to fulfil its duties, there was constructive challenge where necessary to ensure balanced reporting and that the audit for the year ended 31 December 2020 was effective.

Appointment of External Auditor at General Meeting

The Committee has recommended to the Board that Deloitte should be reappointed as auditor. Resolutions will be put to the 2021 Annual General Meeting proposing the re-appointment of Deloitte and to authorize the Audit Committee to determine the auditor’s remuneration.

Non-Audit Services

To preserve objectivity and independence, Deloitte is not asked to provide other services unless it is in the best interests of the Company, in accordance with the Non-Audit Services Policy that sets out the circumstances and financial limits within which Deloitte is permitted to provide certain non-audit services.

All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, Deloitte received £29.3 million in fees for work relating to the audit services it provides the Group. Non-audit related work undertaken by Deloitte amounted to fees of £1,243,000 this year, which amounted to 4.2% of the total audit fees paid.

Financial reporting and significant financial judgements

Key accounting judgements made by management were reported to and examined by the Committee and discussed with management. The Committee considered the following significant financial reporting judgements in relation to the financial statements:

Area of Focus	Actions Taken/Conclusion
Headline profit Judgements relating to headline profit.	The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative picture of performance by excluding significant, non-recurring or volatile items otherwise included in the reportable figures.
Impact of Covid-19	The Committee considered the impact of Covid-19 on accounting judgements relating to goodwill, debtor and other financial asset provisions under IFRS 9, leases and going concern.

Actions Taken/Conclusion
Goodwill impairments Judgements in relation to goodwill impairment testing.	The Committee challenged the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on the discount rate and growth assumptions.
Leases	The Committee reviewed the judgements made by management in the application of IFRS 16 Leases and was satisfied that these were appropriate.
Liabilities in respect of put options and earnouts The accuracy of the calculation of the fair value of liabilities in respect of put options and earnouts.	The Committee considered management’s calculations of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements), including the forecasts, growth rates and discount rates used in these calculations. The Committee was satisfied that liabilities for potential future earnout payments have been accounted for appropriately.
Investments The valuations of non-controlled investments.	The Committee examined management’s valuations, based on forecasts, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee agreed that the valuations were appropriate based on the information available to the Group.
Debtors and other financial assets Expected credit losses under IFRS 9 Financial Instruments.	The Committee reviewed the judgements made by management in their assessment of expected credit losses of financial assets under IFRS 9. The Committee concluded that the level of provisions was appropriate.
Remuneration Accounting for the judgemental elements of remuneration.	The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accrual, severances and share-based payments and agreed that these are reasonable.
Taxation The judgements made in respect of tax.	The Group Tax Director presented to the Committee in December 2020. The Committee considered management’s assumptions, in particular in relation to the level of central tax provisions, and believes that the level of central tax provisions is reasonable.
Going concern The going concern assessment and viability statement.

The Committee reviewed the scenarios modelled by management given the uncertainty caused by Covid-19 and the cost mitigation actions available to management. The Committee assessed management’s view that the likelihood of declines of over 30% of revenue less pass-through costs compared to 2020 was remote. The Committee has considered and concurs with management’s going concern, viability and forecasting assumptions. See page 22 for the discussion on going concern.

Restructuring and transformation costs Recognition of restructuring and transformation costs.	The Committee reviewed management’s key accounting judgements and procedures relating to restructuring and transformation costs, including associated property impairment charges. The Committee was satisfied with the quantum of costs recognised in 2020 and the presentation of such costs in the Financial Statements.

Board Performance Evaluation

Each year, WPP completes a review of the Board and its Committees to monitor their effectiveness and identify improvement opportunities.

The 2020 evaluation was internally facilitated by the Senior Independent Director. The review comprised a questionnaire and discussions with each member of the Board based around a number of themes, including performance and strategy, the evolution of WPP’s purpose, sustainability strategy and the wider stakeholder engagement approach.

The output of the 2020 review was that the Board is operating effectively, with strong support for the quality of the relationships between the Chairman, the Senior Independent Director, Non-Executive Directors and the Executive. Good progress was also acknowledged to have been made in the year to further enhance the skills and experience on the Board and Committees. The Board continues to be positively engaged with the strategic process and transformation plan.

D. Employees

The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. On 31 December 2020, the Group had operations in 111 countries and more than 3,000 offices among more than 150 companies. Excluding all employees of associated undertakings, the number of employees at the end of 2020 was 99,830 (2019: 106,786, 2018: 134,281). The average number of employees, including the Kantar disposal group up to the date of disposal, for the year ended 31 December 2020 was 104,163 compared to 132,823 and 133,903 in 2019 and 2018, respectively.

Their geographical distribution was as follows:

	2020	2019	2018
North America	21,524	25,008	25,990
United Kingdom	10,670	14,192	14,331
Western Continental Europe	21,551	26,973	26,825
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	50,418	66,650	66,757
	104,163	132,823	133,903

Their reportable segment distribution was as follows:

	2020	2019	2018
Global Integrated Agencies	79,937	82,295	83,015
Data Investment Management	1,341	26,325	27,813
Public Relations	6,810	6,890	6,891
Specialist Agencies	16,075	17,313	16,184
	104,163	132,823	133,903

We support the rights of our people to join trade unions and to bargain collectively, although trade union membership is not particularly widespread in our industry. In 2020, around 4% of our employees were either members of a trade union or covered by a collective bargaining agreement (2019: 5%). We held 185 consultations with works councils, mainly in Europe (2019: 1,507).

We have made around 7,000 redundancies as a consequence of the Covid-19 pandemic and also as part of our transformation programme, as we merge and restructure some agencies. We consulted with our employees as appropriate and supported affected people through our employee assistance programmes which includes outplacement in appropriate cases. We have also created an internal talent marketplace to try and ensure any open roles are filled by employees who have the right skills before recruiting for those roles externally.

E. Share Ownership

Executive Directors’ interests

Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2020, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 4,863,244 shares in the Company (9,219,837 in 2019).

Director		Total beneficial interests	Shares without performance conditions (unvested)[1,2]	Shares with performance conditions (unvested)[3,4]	Total unvested shares
Mark Read	At 31 December 2020	395,039	200,744	1,362,282	1,563,026
	At 23 April 2021[5]	466,265	137,910	1,672,916	1,810,826
John Rogers	At 31 December 2020	75,838	118,614	726,232	844,846
	At 23 April 2021[5]	208,234	118,614	783,721	902,335
Paul Richardson	At 1 May 2020	1,080,145	10,485	943,450	953,935

[1]

For Mark Read, shares due pursuant to the 2018 and 2019 Executive Share awards and 2018 Retention awards, and for Paul Richardson, the 2018 Executive Share award. Full details of these awards can be found on pages 39 and 40. Additional dividend shares will be due on vesting.

[2]	As noted in footnote 1 above, less 2018 Executive Share award, which vested on 12 March 2021 (full details can be found on page 39).
[3]	Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 39. Additional dividend shares will be due on vesting.
[4]

As noted in footnote 3 above, less the maximum due under the 2016 EPSP award, and for John Rogers a portion of his buyout award, both of which vested on 15 March 2021 (full details can be found on pages 38 and 39), plus the 2021 EPSP granted on 28 March 2021.

[5]	Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.

Share ownership requirements

As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of share ownership of WPP shares. The Chief Executive Officer and Chief Financial Officer are required to hold shares to the value of 600% and 300% of base salary respectively.

As at 31 December 2020, the Chief Executive Officer held shares to the value of 305% of his base salary. At the same date, the Chief Financial Officer held shares to the value of 77% of his base salary. Both Directors have seven years from the date they were appointed to their respective roles in which to reach required level. Paul Richardson, who retired effective 1st May 2020, held shares to the value of 740% of his base salary when he retired. He is required to maintain his shareholding requirement of at least 300% of base salary in the year following his retirement and 150% of base salary for the second year.

Non-Executive Directors’ interests

Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2020[1]	Total interests at 23 April 2021[2]
Roberto Quarta	87,500	87,500
Angela Ahrendts, appointed 1 July 2020	12,571	12,571
Jacques Aigrain	34,000	34,000
Sandrine Dufour, appointed 3 February 2020	15,000	15,000
Tarek Farahat	3,775	3,775
Sir John Hood, retired 10 June 2020	3,000	N/A
Tom Ilube, appointed 3 October 2020	—	1,000
Daniela Riccardi, retired 10 June 2020	4,100	N/A
Cindy Rose	8,000	8,000
Nicole Seligman	8,750	8,750
Sally Susman	5,000	5,000
Sol Trujillo, retired 10 June 2020	10,000	N/A
Keith Weed	5,353	5,353
Jasmine Whitbread	3,330	3,330

[1]	Or at date of retirement if retired during the year
[2]	Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of the dates shown below, the table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company.

		23 April 2021		24 April 2020		23 April 2019
MFS	*	*	3.96%	48,563,373	6.02%	75,933,531
Harris Associates LP	3.75%	45,764,463	5.88%	72,109,256	5.67%	71,556,873
BlackRock Inc.	8.04%	98,039,240	7.60%	93,169,630	5.38%	67,889,344
*	The Company has not been notified of any interests in the issued ordinary capital of the Company in excess of 3.0%.

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

The number of outstanding ordinary shares at 31 December 2020 was 1,225,332,142 which included at such date the underlying ordinary shares represented by 13,240,935 ADSs. 222 share owners of record of WPP ordinary shares were US residents at 31 December 2020.

The geographic distribution of our share ownership as at 31 December 2020 is presented below:

United Kingdom	30.6%
United States	36.0%
Rest of world	33.4%
Total	100.0%

B. Related Party Transactions

From time to time the Group enters into transactions with its associate undertakings.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period after 5 December 2019, when Kantar became an associate, to 31 December 2019, or in 2020. See note 30 to the consolidated financial statements for more details of related party transactions for the year ended 31 December 2019 and 31 December 2020.

In 2020, revenue of £90.6 million was reported in relation to Compas, an associate in the United States. All other transactions in the periods presented were immaterial.

See Item 6C for a discussion of the service contracts between the Company and the Executive Directors.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18.

Outstanding legal proceedings

The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate liability, if any, that is likely to result from these matters would not have a material impact on the Company’s financial position, or on the results of its operations. See note 22 to the consolidated financial statements for more details.

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

The Depositary held 66,204,675 ordinary shares as at 31 December 2020, approximately 5.40% of the outstanding ordinary shares, represented by 13,240,935 outstanding ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

See the discussion in Item 9A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Exhibit 2.13 to this Annual Report on Form 20-F for information called for by Item 10.B.

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

(ix) On 20 March 2018, WPP Finance 2013 issued EUR 250,000,000 guaranteed senior bonds due March 2022 which pay a coupon of 3 month EURIBOR + 0.45%. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(x) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee

Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xi) On 15 March 2019, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers), guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due March 2024. On 14 February 2020, the lending banks approved extending the maturity for a further year to 15 March 2025. On 26 February 2021, the lending banks approved extending the maturity for a further year to 15 March 2026. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.2 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.80% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;

(xii) On 12 July 2019 WPP entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Transaction”). The Transaction valued 100% of Kantar at c.$4.0 billion, equivalent to a calendar 2018 EV/EBITDA multiple of 8.2x based on Kantar’s headline EBITDA (excluding WPP overhead) of £386 million. The equity value after expected completion adjustments was c.$3.7 billion (c.£3.0 billion). The consideration is payable in cash. WPP may also receive additional consideration over the next three years in respect of certain contingent liabilities, in the event that such liabilities are lower than estimated. Additionally, WPP may receive certain other payments during the life of its partnership with Bain Capital. The amounts of these payments are dependent on future events and outcomes which are too uncertain to allow meaningful estimation today. Under no circumstances can such contingent liabilities, events and outcomes lead to any reduction or repayment of the consideration to be received by WPP on completion. On 5 December 2019, WPP completed the Transaction, with respect to approximately 90% of the Kantar business, and proportionate transaction proceeds were received at that time. In 2020, the outstanding completion steps were completed and the remaining transaction proceeds were received. As part of the Transaction, WPP entered into transitional services agreements which govern the provision of IT services and other operational services between WPP and Kantar for a transitional period after First Completion. A shareholders’ agreement is also in place to govern the relationship between WPP and

Bain Capital, and ensures consistent governance rights for the parties. The boards of the Kantar joint venture companies formed by WPP and Bain Capital have up to six Bain Capital nominated directors and up to two WPP nominated directors. In certain circumstances, in the event of a disposal by Bain Capital of a majority of its interest in Kantar to a third party, it will have the right to require WPP also to transfer all of its securities in Kantar to that third party at the same price;

(xiii) On 19 May 2020, WPP Finance S.A. issued EUR 750,000,000 2.375% guaranteed senior bonds due May 2027. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;

(xiv) On 19 May 2020, WPP Finance 2017 issued £250,000,000 3.75% guaranteed senior bonds due May 2032. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision; and

(xv) On 18 August 2020, WPP AUNZ Limited entered into an agreement for a 1 year revolving credit facility for AUD$150 million and a 3 year revolving credit facility for AUD$270 million with a syndicate of banks and Westpac Banking Corporation acting as Agent due 18 August 2021 and 18 August 2023, respectively. Joint and several guarantees are provided by subsidiaries of WPP AUNZ that represent at least 75% of EBITDA and at least 75% of total tangible assets. These facilities are available for drawing by way of cash advances in Australian Dollars on a revolving basis. The rate of margin for the AUD$150 million facility is 1.75%. The rate of margin for the AUD$270 million facility is determined by the ratio of Net Debt to EBITDA. If the ratio is greater than 2.5 the rate of margin for the facility shall be 2.45%. If the ratio is greater than 2.0 and less than or equal to 2.5 the rate of margin for the facility shall be 2.15%. If the ratio is greater than 1.5 and less than or equal to 2.0 the rate of margin for the facility shall be 2.00%. If the ratio is greater than 1.0 and less than or equal to 1.5 the rate of margin for the facility shall be 1.85%. If the ratio is less than or equal to 1.0 the rate of margin for the facility shall be 1.70%. The commitment fee payable on undrawn commitments is equal to 45% of the then applicable margin. The facility contains customary representations, covenants and events of default.

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

The following summary of the Jersey, UK and the United States tax consequences is not exhaustive of all possible tax considerations and should not be considered legal or tax advice. In addition, this summary does not represent a detailed description of the tax consequences applicable to persons subject to special treatment under Jersey and United States tax laws. Prospective purchasers of ADSs are advised to satisfy themselves as to the overall tax consequences of their ownership of ADSs and the ordinary shares represented thereby by consulting their own tax advisors. In addition, this summary only addresses holders that hold ordinary shares or ADSs as capital assets, and it does not address the taxation of a United States shareholder (either corporate or individual) where that shareholder controls, or is deemed to control, 10% or more of the voting stock of the Company.

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

A WPP Share Owner resident outside the UK may be subject to taxation on dividend income under local law. A WPP Share Owner who is not solely resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities (in the UK and any other country) on dividends received from WPP. UK tax resident individuals receive a Dividend Allowance in the form of a 0% tax rate on the first £2,000 of dividend income received each tax year.

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

The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2020 is estimated to be a net liability of £3.2 million (£9.8 million with respect to derivative assets and £13.0 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.

Interest rate and foreign currency risks

The Company’s interest rate and foreign currency risks management policies are discussed in note 25 to the consolidated financial statements.

Interest rate derivatives and currency derivatives utilised by the Group are discussed in note 26 to the consolidated financial statements.

Analysis of fixed and floating rate debt by currency, including the effect of interest rate and cross currency swaps, as at the balance sheet date is provided in note 10 to the consolidated financial statements.

Sensitivity analyses that address the effect of interest rate and currency risks on the Group’s financial instruments is provided in note 25 to the consolidated financial statements.

Credit risk

Our credit risk exposure and management policies are discussed in note 25 to the consolidated financial statements.

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

D. American Depositary Shares

Fees and Charges

Holders of ADSs and persons depositing ordinary shares or surrendering ADSs for cancellation are currently required to pay the following service fees to the Depositary:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing ordinary shares or person receiving ADSs.

Service	Rate	By Whom Paid
(2) Delivery of deposited securities against surrender of ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held, unless prohibited by the exchange upon which the ADSs are listed.	Person to whom distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued, unless prohibited by the exchange upon which the ADSs are listed.	Person to whom distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S.$5.00 per unit of 100 securities (or fraction thereof) distributed.	Person to whom distribution is made.

(6) Depositary Services.	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held as of the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under paragraph (3) above during the applicable calendar year.	Person of record on last day of any calendar year.

(7) Transfer of ADRs.	U.S.$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

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

Depositary Payments—Fiscal Year 2020

WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2020.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2020. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective as at 31 December 2020, due to the material weaknesses in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2020. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our assessment of the system of internal control, management concluded that as at 31 December 2020, our internal control over financial reporting was not effective because of the material weaknesses described below.

Impairment Assessment of Intangible Assets and Goodwill. We identified a material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls relating to management’s review of the impairment assessment of intangible assets and goodwill. Specifically, in our fiscal year 2019 Form 20-F filed with the SEC on 30 April 2020 (the “Original 20-F”), we identified that controls relating to the selection of appropriate discount rates for use in the impairment calculations were not effective as at 31 December 2019. In connection with the filing with the SEC on 12 February 2021 of Amendment No. 1 to our Report on Form 20-F/A for fiscal year 2019 (the “Amended 20-F”), we identified that controls relating to the determination of the appropriateness of the cash flow periods and associated discounting were not effective. As part of our year-end close process for the year ended 31 December 2020 we identified that controls relating to the determination of the assumptions in respect of working capital cash flows included in the impairment calculation also were not effective. An area of significant judgment in our impairment analysis involves the use of the Capital Asset Pricing Model, which relies on discount rates as inputs to complete the analysis. Reasonable judgments are required to select the relevant discount rates in accordance with IAS 36, including the selection between calculating the cost of debt on a local, country-specific basis or a group-wide basis, based on assumptions surrounding the central treasury funding across the group and application of a market-participant viewpoint. In addition, inputs regarding the cost of equity consider the risk-free rate, which may be subject to country inflation to account for certain geopolitical and local currency risks. Further, the impairment model involves discounting forecast cash flows over appropriate periods including making assumptions in respect of working capital cash flows to estimate the value in use of cash generating units in accordance with IAS 36. Our internal controls were not designed effectively to identify the application of an incorrect approach to determining certain inputs with respect to the discount rates in certain circumstances involving significant levels of judgment, such as in the context of resolving disparities between local-country interest rates and the group’s cost of debt and the determination of the appropriateness of the cash flow periods and associated discounting and the determination of the assumptions in respect of working capital cash flows reflected in the impairment assessment.

Complex Accounting Matters and Judgment and Changes in Accounting Standards. In connection with the filing of the Amended 20-F, we identified a material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for complex accounting matters and judgments, and to reflect changes in applicable accounting standards and interpretations or changes in the underlying business on a timely basis.

Net Investment Hedging Relationships. In connection with the filing of the Amended 20-F, we identified a material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the eligibility of net investment hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and management’s review of the impact of changes in internal financing structures on such hedging relationships.

These material weaknesses previously resulted in the restatement of our consolidated financial statements as of and for the years ended 31 December 2019, 2018 and 2017 relating to our notional cash pooling arrangements, net investment hedging arrangements and the fair value of liabilities in respect of put option agreements and payments due to vendors, and Item 15 of the Amended 20-F describes the material weaknesses as at 31 December 2019 resulting in the restatement.

Remediation of Material Weaknesses

Management is committed to maintaining a strong internal control environment and remediating the identified material weaknesses in a timely manner, with appropriate oversight from our Audit Committee. We have made progress towards remediation and continue to implement our remediation plan, as described below, for the material weaknesses in internal control over financial reporting described above.

Our planned remediation with respect to management’s review of the impairment assessment of intangible assets and goodwill includes changing our approach to determining certain inputs with respect to the discount rates used in the impairment assessment, particularly those inputs that are subject to significant levels of judgment, and establishing a more comprehensive review process over such inputs, the discount rate methodology and the determination of the appropriateness of the cash flow periods and associated discounting in the impairment calculation. With respect to remediating control deficiencies relating to the selection of appropriate discount rates for use in the impairment calculations that we identified in the Original 20-F, we have engaged an independent valuation specialist to assist us in determining discount rates on an on-going basis with oversight by management; updated our discount rate determination methodology for a current market participant approach; enhanced the level of review of and controls related to the selection of the variables underpinning the discount rate calculation, the discount rate methodology and annual refresh; and implemented additional validation controls. To remediate the other control deficiencies regarding the impairment assessment of intangible assets and goodwill, which we identified in connection with and subsequent to the filing of the Amended 20-F, we have conducted a refreshed risk assessment of the goodwill impairment testing process; updated our control framework to ensure each risk is mapped to a specific mitigating control; engaged valuation specialists to assist in ensuring the accuracy and integrity of the impairment testing model and determining recoverable amounts that require significant judgment; and implemented additional reviews of the selection of cash flow periods. With respect to our controls relating to the determination of the assumptions in respect of working capital cash flows included in the impairment calculation, we have implemented additional validation controls and additional reviews of the net working capital assumptions.

Our current efforts to remediate the material weakness identified with respect to complex accounting matters and judgment and changes in accounting standards, which related to the restatement of our notional cash pooling arrangements, net investment hedging arrangements and the fair value of liabilities in respect of put option agreements and payments due to vendors, include performing a comprehensive retrospective review of our controls and procedures and implementing enhanced periodic controls into our control framework. The comprehensive retrospective review includes identifying all critical accounting judgments with respect to financial statement line items, evaluating the application of the underlying accounting standards to those judgments and verifying the completeness, accuracy and reasonableness of those final judgments. Enhanced periodic controls that we are implementing include controls to identify and evaluate amended or clarified accounting standards, or new guidance with respect to accounting standards, as well as controls surrounding the verification of critical accounting judgments, including those most likely to be impacted by amendments to or clarifications of accounting standards we have adopted. Our management is undertaking a series of steps to complete the comprehensive review and remediation of our controls and procedures and has engaged outside advisors with specialist expertise in the respective subject matter areas to assist with the performance of the comprehensive retrospective review. To further address the appropriate determination of the fair value of liabilities in respect of put option agreements and payments due to vendors we have also engaged an independent valuation specialist to assist us as an integral part of the discount rate determination process on an ongoing basis, with oversight by management, to ensure we utilize the appropriate discount rate in connection with our determination of the fair value of liabilities in respect of put option agreements and payments due to vendors.

Our current efforts to remediate the material weakness identified with respect to our net investment hedging arrangements include performing a comprehensive retrospective review of our controls and procedures to re-review our hedging relationships and the associated documentation and analyzing the application of hedge accounting to all other financial instruments to which such accounting treatment is being applied. As part of the remediation, we have updated the design of our controls to verify the nature and existence of contemporaneous hedge documentation in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

While management believes the foregoing efforts will effectively remediate the material weaknesses, each material weakness will not be considered fully remediated until all aspects of the applicable remediation plan for that material weakness has been implemented and such controls operate for a sufficient period of time to allow management to conclude, through testing, that these controls are operating effectively. The Company will monitor the effectiveness of its remediation plan and will refine its remediation plan as appropriate.

The Company’s internal control over financial reporting as at 31 December 2020 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report, which expressed an adverse opinion on the effectiveness of internal control over financial reporting, is presented below.

Changes in Internal Control Over Financial Reporting

Except for the remediation efforts to address the material weaknesses described above in management’s annual report on internal control over financial reporting, there has been no other change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as at 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as at 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2020, of the Company and our report dated 29 April 2021 expressed an unqualified opinion on those consolidated financial statements.

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

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(1)	The Company did not design and implement effective controls relating to management’s review of the impairment assessment of intangible assets and goodwill. Specifically, controls relating to the selection of appropriate discount rates for use in the impairment calculations, the determination of the appropriateness of the cash flow periods and associated discounting, and the determination of the assumptions in respect of working capital cash flows included in the impairment assessment were not effective.

(2)	The Company did not design and implement effective controls to ensure the appropriate application of IFRS for complex accounting matters and judgements, and to reflect changes in applicable accounting standards and interpretations or changes in the underlying business on a timely basis.

(3)	The Company did not design and implement effective controls to ensure the eligibility of net investment hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and management’s review of the impact of changes in internal financing structures on such hedging relationships.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended 31 December 2020, of the Company, and this report does not affect our report on such consolidated financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2021

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee consisted of Jacques Aigrain, Sandrine Dufour, Tarek Farahat, and Cindy Rose at 31 December 2020. Sandrine Dufour was appointed as a Director and a member of the audit committee on 3 February 2020. Tom Ilube was appointed as a Director and a member of the audit committee on 1 January 2021. The board of directors has determined that all members of the audit committee are “independent” as that term is defined in the applicable NYSE listing standards and rules of the Securities and Exchange Commission.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2020 £m	2019 £m
Audit fees	29.3	34.5
Audit-related fees[1]	1.1	8.2
Tax fees[2]	0.1	—
	30.5	42.7
[1]	Audit-related fees comprise services, including fees for due diligence and review of earn-out payment calculations. All audit-related fees were approved by the Audit Committee.
[2]	Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by the Audit Committee.

See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2020, 2019 and 2018.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by Deloitte subject to an approvals process that is designed appropriately for different categories and values of proposed work. All of the audit and non-audit services carried out in the years ended 31 December 2020 and 2019 were pre-approved under the policies and procedures summarised above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of WPP plc on 12 June 2019 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 126,188,373 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 10 June 2020 and was replaced by a new authority to purchase up to a maximum number of 122,532,907 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2021 and 1 September 2021.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
1/1/20 – 31/1/20	10,446,356	10.24	10,446,356	111,155,978
1/2/20 – 29/2/20	9,537,534	9.71	9,537,534	101,618,444
1/3/20 – 31/3/20	12,177,270	6.63	12,177,270	89,441,174
1/4/20 – 30/4/20	—	—	—	89,441,174
1/5/20 – 31/5/20	—	—	—	89,441,174
1/6/20 – 30/6/20	100,000	6.48	100,000	122,432,907
1/7/20 – 31/7/20	—	—	—	122,432,907
1/8/20 – 31/8/20	—	—	—	122,432,907
1/9/20 – 30/9/20	—	—	—	122,432,907
1/10/20 – 31/10/20	—	—	—	122,432,907
1/11/20 – 30/11/20	550,000	7.31	550,000	121,882,907
1/12/20 – 31/12/20	—	—	—	121,882,907
Total	32,811,160	8.68	32,811,160

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

The following discussion identifies the principal ways that WPP’s corporate governance practices differ from the requirements of Section 303A of the Listed Company Manual:

•

Section 303A.03 requires that non-management directors hold regular executive sessions and that the listed company disclose on its website or in its annual report the name of the director presiding at such sessions. The Company complies with the equivalent domestic requirements set out in the UK Corporate Governance Code (the “Code”), which requires the Chairman of the Company to hold meetings with the Non-Executive Directors without executives present (Provision 13 of the Code). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chairman present to appraise the Chairman’s performance, and on other occasions as necessary (Provision 12 of the Code).

•

Section 303A.04 requires that the written charter of the nominating/corporate governance committee and the compensation committee each require that the committee consist entirely of independent directors. While all current members of the Company’s Nomination and Governance Committee are independent, the terms of reference of the committee require, consistent with the Code, that only a majority of the members of the committee be independent (Provision 17 of the Code).

•

Section 303A.05 requires that compensation committees have authority to retain compensation consultants, legal counsel and other advisers at the issuer’s expense, and that they consider specific factors before doing so. Section 303A.05 also requires that a compensation committee’s written charter cover the preparation of disclosure required of domestic issuers by Item 407(e)(5) of Regulation S-K and delegation of the committee’s duties to one or more subcommittees. The terms of reference of the Company’s Compensation Committee are written in compliance with the Code and give the committee the authority to obtain outside legal assistance and any professional advice, at the Company’s expense, as the committee considers necessary for the discharge of its responsibilities, but do not specifically require the committee to consider the factors listed in Section 303A.05. The committee’s terms of reference also do not cover the preparation of the Item 407(e)(5) disclosure or delegation of the committee’s duties to subcommittees. The Company complies instead with the requirements of the Code in this regard.

•

Section 303A.07 requires that terms of reference of a listed company’s audit committee cover the preparation of disclosure required of domestic issuer by Item 407(d)(3) of Regulation S-K and require that the committee meet separately with management. The Company’s Audit Committee has written terms of reference in accordance with the Code, which do not cover these matters, although they do require that the committee meet separately with and monitor the effectiveness of the auditors and the head of the Company’s internal audit function.

•

Section 303A.08 requires that listed companies obtain shareholder approval before a stock option or purchase plan is established or materially revised or other equity compensation arrangement is made or materially revised pursuant to which stock may be acquired by directors, employees or other service providers of the listed company, subject to certain exceptions. The Company seeks shareholder approval for the adoption or amendment of stock plans or stock purchase plans as required by the Articles of Association of the Company, the Listing Rules of the UK Listing Authority (the Listing Rules) and the laws of Jersey.

Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rule 9.4):

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

•

Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states how it complies with the principles of the Code and a confirmation that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, the Company is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. The Company will comply with these requirements in its 2020 Annual Report. The Company therefore does not adopt the elements of the Code as a separate written policy.

•

Section 303A.12 requires that each listed company must provide certain certifications of compliance with the NYSE corporate governance rules annually, although foreign private issuers are only required to comply with a subset of these requirements. The Company complies instead with the requirements of the Code in this regard.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of WPP plc at 31 December 2020 and 2019 and for the years ending 31 December 2020, 2019 and 2018 are included in this report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc (incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K filed on 2 January 2013).

2.1	Deposit Agreement dated as of 2 January 2013 among the Registrant, Citibank, N.A. as Depositary, and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 99(A)(I) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.2	Restricted ADS Letter Agreement dated as of 2 January 2013 between the Registrant and Citibank, N.A., as Depositary (incorporated herein by reference to Exhibit 99(A)(II) to the Registrant’s Registration Statement on Form F-6EF filed on 31 December 2012).

2.3	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 3.625% Guaranteed Senior Notes due September 2022 and $300,000,000 5.125% Guaranteed Senior Notes due 2042 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

2.4	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to U.S.$500,000,000 5.625% Guaranteed Senior Notes due November 2043 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.5	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 3.00% Fixed Rate Senior Notes due November 2023 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

2.6	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to $750,000,000 of 3.750% Senior Notes Due 2024 (incorporated herein by reference to Exhibit 2.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.7	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750,000,000 of 2.250% of Senior Notes Due 2026 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.8	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €600 million of 1.625% Notes due March 2030 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2014).

2.9	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million of 2.875% Notes due September 2046 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

Exhibit No.	Exhibit Title

2.10	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €250 million of guaranteed senior bonds due March 2022 that pay a coupon of 3 month EURIBOR plus 0.45% (incorporated herein by reference to Exhibit 2.16 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.11	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500 million of 1.375% guaranteed senior bonds due March 2025 (incorporated herein by reference to Exhibit 2.17 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.12	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$547 million and NZ$3 million Syndicated Facility Agreement entered into by WPP AUNZ Limited, dated 26 June 2018 (incorporated herein by reference to Exhibit 2.15 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

2.13	Description of WPP plc Share Capital and American Depositary Shares.*

2.14	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to an A$447 million and NZ$3 million Syndicated Facility Agreement entered into by WPP AUNZ Limited, dated 18 August 2020.*

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 2.375% guaranteed senior bonds due May 2027.*

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £250 million of 3.75% guaranteed senior bonds due May 2032.*

4.1	J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.2	Young & Rubicam Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.26 to Young & Rubicam’s Registration Statement on Form S-1 (File No. 333-46929)).

4.3	Amendment No. 2 to Young & Rubicam Inc. Deferred Compensation Plan effective as of 1 January 1999 (incorporated herein by reference to Exhibit 10.27 to Young & Rubicam’s Annual Report on Form 10-K for the year ended 31 December 1998).

4.4	Young & Rubicam Inc. Executive Income Deferral Program (incorporated herein by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

4.5	Ogilvy & Mather ERISA Excess Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.6	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 25% matching contribution (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.7	Ogilvy & Mather Executive Savings Plan Summary Plan Description, in connection with a 50% matching contribution (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.8	Ogilvy & Mather Deferred Compensation Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

Exhibit No.	Exhibit Title

4.9	WPP Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.10	WPP plc Restricted Stock Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.10 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.11	WPP 2005 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.11 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.12	WPP plc Annual Bonus Deferral Programme, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.13	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.14	WPP 2008 Executive Stock Option Plan, as amended through 12 November 2012 (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.15	Service Agreement in the USA, dated 30 April 2009, between WPP Group USA, Inc. and Paul W.G. Richardson (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.16	Director’s appointment agreement, dated 21 November 2008, between WPP plc and Paul Richardson (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.17	Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.18	Amendment dated 19 November 2008 to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.19	Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan (incorporated herein by reference to Exhibit 4.40 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.20	Amendment No. 1 to the Grey Advertising Inc. Senior Executive Officer Post-Employment Compensation Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.41 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.21	Amendment No. 1 to the J. Walter Thompson Retained Benefit Supplemental Employee Retirement Plan, effective as of January 1, 2009 (incorporated herein by reference to Exhibit 4.42 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

4.22	Second Amendment, dated 22 June 2011, to Supplemental Retirement Agreement, dated as of 1 July 2008, by and between WPP Group USA, Inc. and Paul Richardson (incorporated herein by reference to Exhibit 4.41 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2011).

4.23	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

Exhibit No.	Exhibit Title

4.24	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.25	WPP Share Option Plan 2015 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

4.26	Service Agreement, dated 3 September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2018).

4.27	The WPP plc Stock Plan 2018 (incorporated herein by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

4.28	Service Agreement, dated 1 October 2019, between WPP 2005 Limited and John Rogers (incorporated herein by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

4.29	Sale and Purchase Agreement, dated 12 July 2019, as amended, between the Registrant, Summer (BC) Topco S.a r.l., and Summer (BC) UK Bidco Limited (incorporated herein by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

4.30	Securityholders’ Agreement, dated 5 December 2019, between Summer (BC) US JVCO S.C.Sp., Summer (BC) US JVCo GP S.a r.l., Summer (BC) JVCO S.a r.l., York Merger Square 2009 LLC, WPP Diamond Head LLC, WPP 2005 Limited, Summer (BC) Topco S.a r.l., and Summer (BC) US Blockerco Corp (incorporated herein by reference to Exhibit 4.30 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.**

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.**

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

101.INS	XBRL Instance Document*

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed herewith.
**	Furnished herewith.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ John Rogers
John Rogers Chief Financial Officer
29 April 2021

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of WPP plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WPP plc and its subsidiaries (the “Company”) as at 31 December 2020 and 2019, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the three years in the period ended 31 December 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as at 31 December 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 29 April 2021, expressed an adverse opinion on the Company’s internal control over financial reporting because of identified material weaknesses.

Change in Accounting Principle

As discussed in the Accounting Policies to the financial statements, the Company has changed its method of accounting for leases from 1 January 2019 due to adoption of International Financial Reporting Standards 16 Leases.

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

Goodwill — Refer to the Accounting Policies and Notes 3 (Costs of services and general and administrative costs) and 14 (Intangible assets) to the financial statements

Critical Audit Matter Description

The Company’s assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill to its carrying value at each measurement date, calculated as the higher of fair value less costs to sell and value in use. The Company used the value in use approach, which uses a discounted cash flow model to estimate the recoverable amount of each cash generating unit or group of cash generating units and requires management to make significant estimates and assumptions related to discount rates, short-term forecasts and long-term growth rates. The net book value of goodwill was £7,389 million as at 31 December 2020. In the current year, an impairment charge of £2,823 million was recorded related to a number of businesses that were either underperforming or impacted by the COVID-19 pandemic.

We identified goodwill valuation as a critical audit matter because of the significant judgements made by management, which consider future impacts of the COVID-19 pandemic, to estimate the recoverable amount of goodwill, the sensitivity of certain inputs to the value in use calculations for certain groups of cash generating units, and the increased auditor judgement and level of audit effort required to obtain evidence to test these significant judgements. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at the relevant assessment date, which is used within the goodwill impairment analysis, are subjective in nature with increased uncertainty as a result of the COVID-19 pandemic. Through our risk assessment procedures, we identified those inputs that were the most sensitive to the recoverable values computed by the value in use calculations for certain groups of cash generating units, which enabled us to design our audit procedures to address the most significant risk areas in our work, focusing on those estimates that are either complex, including the discount rate calculations, or subjective in nature, including the short-term forecast and long-term growth rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures focused on challenging the discount rates, short-term forecasts and long-term growth rates used in the respective discounted cash flow models to determine the recoverable amount of each group of cash generating units and included the following audit procedures, among others:

•	We tested the effectiveness of controls over management’s selection of long-term growth rates used to determine the recoverable amount for each group of cash generating units.

•

We assessed the appropriateness of forecasted revenue and operating margin growth rates by comparing with external economic data, including peers, market data and wider economic forecasts, with a particular focus on the impact of COVID-19 on those forecasts.

•	We evaluated management’s ability to accurately forecast future revenues and growth rates by comparing actual results to management’s historical forecasts.

•	We assessed the mechanical accuracy of the impairment models and the methodology applied by management for consistency with the requirements of IAS 36.

•	With the assistance of our valuation specialists, we evaluated the appropriateness of the discount rates and long-term growth rates used for each group of cash generating units by:

•	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation;

•	Assessing the methodology applied in the discount rate calculation against market practice valuation techniques; and

•	Assessing the long-term growth rates against independently derived weighted average rate for each country, based on their GDP forecasts.

•	We compared the long-term growth rates to independent market data to assess the appropriateness of the management’s long-term growth rates used within the forecasts.

•	We evaluated the Company’s disclosures on goodwill against the requirements of IFRS.

Revenue recognition — Refer to the Accounting Policies in the financial statements

Critical Audit Matter Description

The Company recognises revenue when a performance obligation is satisfied, in accordance with the terms of its contractual arrangements. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the service performed, using either an input method or an output method, depending on the particular arrangement, to measure progress for each performance obligation. For most contracts where revenue is recognised over time using the input method, costs incurred are used as an objective measure of performance. The Company’s revenue was £12,003 million for the year ended 31 December 2020.

We identified the revenue recognition for open contracts at 31 December 2020 in certain of the Group’s operating companies accounted for on a percentage of completion basis as a critical audit matter because of the management judgment required to estimate the proportion of the service performed and therefore the revenue to be recognised on these contracts at year end. Auditing these estimates was challenging and required extensive audit effort and a high degree of auditor judgement given the bespoke nature of each contract and limited availability of external evidence to support the percentage of completion determined.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the critical audit matter for revenue recognition included the following, among others:

•

We tested the effectiveness of controls for over time recognition of revenue, including management’s controls over the recording of costs incurred and estimates of costs to complete for the remaining contract performance obligations.

•

We evaluated the accuracy of management’s previous forecasts of costs to complete projects by performing retrospective reviews of such estimates as compared to actual results for performance obligations that have been fulfilled.

•	We selected a sample of contracts with customers and performed the following:

•

Recalculated revenue recognised based on the percentage of completion by obtaining schedules of estimated costs to complete from project managers and challenging the key underlying assumptions to test their completeness and accuracy;

•

Evaluated whether the contracts were properly included in management’s calculation of revenue recognized over time based on the terms and conditions of each contract and confirmed contract values by verifying the values against signed agreements and any contract amendments.

•	Tested the completeness and accuracy of costs incurred to date to determine fulfilment of the performance obligations.

•	Evaluated the reasonableness and consistency of the methods and assumptions used by management to develop the estimates of costs to complete.

•

Evaluated management’s ability to achieve the estimates of future costs to complete by performing inquiries with the Company’s project managers related to project status and comparing estimates to project work plans.

•	Tested the mathematical accuracy of cost estimates.

•

Recalculated deferred and accrued income balances based on the contract terms, costs incurred to date and remaining cost estimates to conclude on the appropriateness of the revenue recognized at year end.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

29 April 2021

We have served as the Company’s auditor since 2002.

2020 financial statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2020 have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2020.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets. The financial statements have been prepared using the going concern basis of accounting. The principal accounting policies are set out below.

The financial statements were approved by the Board of Directors and authorized for issue on 29 April 2021.

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

New IFRS accounting pronouncements

In the current year, the following Standards and Interpretations became effective:

— Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7);

— Impact of Covid-19 Related Rent Concessions (Amendment to IFRS 16).

The Group does not consider that other standards or amendments to standards adopted during the year have a significant impact on the financial statements.

Impact of Interest Rate Benchmark Reform

The amendments issued by the IASB, Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), are mandatory and are effective from 1 January 2020. They provide relief on specific aspects of pre-replacement issues that impact hedge accounting, whereby entities applying hedge accounting requirements will be able to assume that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based are not altered as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments have a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

Impact of COVID-19-Related Rent Concessions

The amendment to IFRS 16, Covid-19-Related Rent Concessions, was issued by the IASB in May 2020 and is effective from 1 June 2020. It provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of Covid-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a Covid-19-related rent concession is a lease modification. The Group has elected to apply the practical expedient. There has been no material impact to our financial statements as a result of the application of this amendment.

At the date of authorisation of these financial statements, the following amendments to standards, which have not been applied in these financial statements, were in issue but not yet effective:

— Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16).

The Group does not consider that other standards or amendments to standards in issue but not yet effective will have a significant impact on the financial statements.

Impact of Interest Rate Benchmark Reform Phase 2

The amendments issued by the IASB, Interest Rate Benchmark Reform -— Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), are mandatory and are effective from 1 January 2021. They address issues arising from the implementation of the reforms. A practical expedient is provided such that the change to contractual cash flows for financial assets and liabilities (including lease liabilities) is accounted for prospectively by revising the effective interest rate. In addition, hedge accounting will not be discontinued solely because of the IBOR reform. The Group does not consider that these amendments will have a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.

Restatement

After the consolidated financial statements for the year ended 31 December 2019 were issued, it was determined that they did not comply with certain elements of the

Accounting policies (continued)

application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet, the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments and the inappropriate discount rate being applied in the calculation of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements).

The presentation of cash and overdrafts within notional cash pooling arrangements did not meet the requirements for offsetting in accordance with IAS 32 Financial Instruments: Presentation. This resulted in the incorrect presentation of the notional cash pooling arrangements on the balance sheet. Therefore, there has been a restatement of the year ended 31 December 2019 and 2018. The impact of this change is to increase cash and short-term deposits and bank overdrafts, bonds and bank loans by £8,336.7 million for the year ended 31 December 2019 (2018: £8,422.6 million), while having no impact on the Company’s debt less cash position. This adjustment does not impact the consolidated income statement or consolidated cash flow statement.

Net investment hedging was inappropriately applied against certain foreign exchange exposures and net investment in foreign operations, where the relationship was either an ineligible hedging relationship under IFRS or insufficiently documented, such that the criteria to apply hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement were not met. Therefore, there has been a restatement of the year ended 31 December 2019 and 2018, resulting in the reclassification of gains/losses recognised in exchange adjustments on foreign currency net investments within the consolidated statement of comprehensive income to be reported in the consolidated income statement as revaluation and retranslation of financial instruments (note 6). The impact of this change is a £245.7 million gain for the year ended 31 December 2019 (2018: £205.1 million loss) being recognised in revaluation and retranslation of financial instruments. This change also reduces the opening retained earnings balance as at 1 January 2019 by £517.4 million with a corresponding increase in the foreign currency translation reserve.

The fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements) are recorded at the present value of the expected cash outflows of the obligation. The discount rate historically used in this calculation represented the Company’s cost of debt. To fully reflect the risk in the cash flows, the Company has changed the discount rate used in this calculation, and restated the years ending 31 December 2019 and 2018 to reflect the change, which resulted in the following adjustments:

•

Liabilities in respect of put options (note 19 and 20) have decreased by £22.3 million at 31 December 2019 (2018: £34.0 million) and a charge of £10.8 million in 2019 (2018: £8.5 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Other reserves on the consolidated balance sheet increased by £59.6 million at 31 December 2019 (2018: £51.5 million);

•

Payments due to vendors (earnout agreements) (note 20) have decreased by £10.1 million at 31 December 2019 (2018: £13.9 million) and a charge of £2.7 million in 2019 (2018: £32.1 million) recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6). Goodwill on the consolidated balance sheet decreased by £60.1 million at 31 December 2019 (2018: £70.2 million);

•

The goodwill impairment charge (note 3) decreased by £7.4 million in 2018, as a result of the above adjustments that decreased goodwill and payments due to vendors (earnout agreements) on the consolidated balance sheet;

•	These changes also decreased the opening retained earnings balance as at 1 January 2019 by £73.8 million.

The restatements described in this note resulted in an increase in the basic and diluted earnings per share from continuing and discontinued operations of 18.6p and 18.4p, respectively, for the year ended 31 December 2019 (2018: decrease of 19.1p and 18.9p, respectively).

The restatements described above have been repeated in full from the Form 20-F/A for fiscal year 2019 that we filed with the SEC on 12 February 2021 and have been retained to ensure consistency with the consolidated financial statements for the year ended 31 December 2020 filed in the UK.

Impact of Covid-19 on critical judgements and estimation uncertainty

The critical judgements and estimation uncertainty in applying accounting policies are set out on pages F-13 and F-14, however Covid-19 has had the most significant impact on the below areas of estimation uncertainty.

Accounting policies (continued)

Impairment of goodwill:

Given the Covid-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in 2020. As such, the Group performed impairment tests over goodwill and intangible assets with indefinite useful lives. In performing the impairment tests, estimates are required in regard to the discount rates, long-term growth rates and the level of cash flows during the five-year projection period, which involves judgement on the duration and shape of the recovery from Covid-19. Further details of the goodwill impairment charge are outlined in note 14.

Expected credit losses:

Under IFRS 9 Financial Instruments, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of discounted estimated future cash flows. As a result of the Covid-19 pandemic on the Group’s clients, estimates of future cash flows from clients involve significant judgement. The Group performed a detailed review of trade receivables, work in progress and accrued income at 31 December 2020, focusing on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic. The Group’s approach to expected credit losses is outlined in note 18.

Payments due to vendors (earnout agreements) and liabilities in respect of put options:

When measuring the liabilities for earnouts and put options, estimates are required regarding discount rates and growth rates in determining future financial performance, which involves judgement on the duration and shape of the recovery from Covid-19 in this period. Further details on growth rates, discount rates and the sensitivity to these estimates are set out in note 26.

Government support

In reaction to the Covid-19 pandemic, certain governments have introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes where these amounts will never have to be repaid. Further details of such amounts are included in note 3. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

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

Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

•	brand names (with finite lives) – 10-20 years;

•	customer-related intangibles – 3-10 years;

•	other proprietary tools – 3-10 years;

•	other (including capitalised computer software) – 3-5 years.

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

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

•	freehold buildings – 50 years;

•	leasehold land and buildings – over the term of the lease or life of the asset, if shorter;

•	fixtures, fittings and equipment – 3-10 years;

•	computer equipment – 3-5 years.

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

Non-current Assets Held for Sale and Discontinued Operations

Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, where certain conditions are met, an asset or disposal group that is for sale is recognised as “held for sale”. The Group has classified a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. Such assets are measured at the lower of carrying amount and fair value less costs to sell, and are not depreciated or amortised, excluding certain assets that are carried at fair value under IFRS 5. Furthermore, when an associate is classified as held for sale, equity accounting ceases.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area

Accounting policies (continued)

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

In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third-party expenses that are incurred shortly after billing.

Trade receivables and work in progress

Trade receivables are stated net of provisions for bad and doubtful debts.

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

Expected credit losses

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. Where relevant, the Group also considers forward looking information. Therefore the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss.

Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group’s assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables, where the following criteria are met:

•	100% of the asset aged over one year;

•	50% of the asset aged between 180 days and one year; and

•	sufficient evidence of recoverability is not evident.

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

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

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

Accounting policies (continued)

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

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Liabilities in respect of option agreements

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently, the financial liability is measured in accordance with IFRS 9 Financial Instruments. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognised in profit or loss within revaluation and retranslation of financial instruments in the consolidated income statement.

Derecognition of financial liabilities

In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Debt

Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.

The Group’s bank overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group’s centralised treasury strategy employed across the Group and form an integral part of the Group’s cash management, in accordance with IAS 7 Statement of Cash Flows.

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

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices.

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used

Accounting policies (continued)

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

For our retainer arrangements, we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

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

Further details on revenue recognition are detailed by sector below.

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

Accounting policies (continued)

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

Accounting policies (continued)

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option.

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

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term.

The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of use asset as a stand-alone asset for impairment when it either meets the definition of investment property which generates independent cash flows or it is vacant with minimal to no continued utility for the Company. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.

The property held by the Group as right-of-use assets to earn rentals is classified as investment property. The Company measures its investment property applying the cost model.

In 2018 leases were accounted for per IAS 17 Leases. The following policies were applicable:

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

Hyperinflation in Argentina

During 2020, 2019 and 2018, Argentina was designated as a hyperinflationary economy and the financial statements of the Group’s subsidiaries in Argentina have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

Accounting policies (continued)

IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. In 2020, this resulted in an increase in goodwill of £22.6 million (2019: £41.0 million, 2018: £105.8 million), an increase in other intangibles of £5.3 million (2019: £7.1 million, 2018: £19.5 million), and an increase in property, plant and equipment of £19.3 million (2019: £10.7 million, 2018: £3.3 million). A consumer price index (CPI) of 385.9 was used at 31 December 2020 (2019: 283.4, 2018: 184.3). The impact on other non-monetary assets and liabilities and the impact on the Group’s income statement in the year were immaterial.

Share-based payments

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-Based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 23 and 27.

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

The most significant areas of estimation uncertainty include:

•

Goodwill: the discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins, discount rates and working capital requirements. Further details of the methodology, discount rates, long-term growth rates and estimates used in relation to the goodwill impairment, and sensitivities to these estimates are set out in note 14;

•

Payments due to vendors (earnout agreements) and liabilities in respect of put options: estimates are required regarding growth rates in deriving future financial performance and discount rates to be applied when measuring the liabilities for earnouts and put options. Further details on growth rates and discount rates and the sensitivity to these estimates are set out in note 26;

•

Provision for post-employment benefits: estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors. Details of the assumptions used and the sensitivity of the benefit obligation to these assumptions are set out in note 24;

•

Deferred consideration on the Kantar disposal: as per the terms of the Kantar disposal, deferred consideration consisted of amounts expected to be received in future periods on satisfaction of certain conditions and the deferral of consideration against services to be provided to Kantar in the future, as detailed in note 12. Estimates are required in determining amounts to be received and the value of services to be provided, taking into account uncertainty in the ultimate timing and resolution of each of these. The sensitivity to these estimates is specific to each individual circumstance and no individual estimate is expected to result in a material change to the amount recognised;

•

Taxation: Estimates are required in determining whether a provision is required and, the amount of taxes that will be due, particularly given the many countries in which the Group operates. Where the final tax outcome is different from the amounts recorded, then such differences may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which would affect the future tax charge. Further details on the tax charge, corporate income tax payable and deferred tax balances are set out in the income statement, balance sheet and notes 7 and 17

Accounting policies (continued)

The most significant areas of judgements include:

•

Revenue recognition: judgement is required regarding the timing of recognition, particularly in relation to assessing progress on performance obligations where revenue is recognised over time. Further details are set out in the accounting policy.

Consolidated income statement

For the years ended 31 December 2020, 2019, 2018

	Notes	2020 £m	2019[1] £m	2018[1] £m
Continuing operations

Revenue	2	12,002.8	13,234.1	13,046.7
Costs of services	3	(9,987.9)	(10,825.1)	(10,559.1)
Gross profit		2,014.9	2,409.0	2,487.6
General and administrative costs	3	(4,293.0)	(1,113.1)	(1,242.3)
Operating (loss)/profit		(2,278.1)	1,295.9	1,245.3
Share of results of associates	4	(136.0)	14.7	30.5
(Loss)/profit before interest and taxation		(2,414.1)	1,310.6	1,275.8
Finance and investment income	6	82.7	99.0	98.9
Finance costs	6	(312.0)	(359.1)	(279.1)
Revaluation and retranslation of financial instruments	6	(147.2)	163.8	(76.3)
(Loss)/profit before taxation		(2,790.6)	1,214.3	1,019.3
Taxation	7	(129.3)	(275.0)	(256.0)
(Loss)/profit for the year from continuing operations		(2,919.9)	939.3	763.3

Discontinued operations
Profit for the year from discontinued operations	12	16.4	10.8	137.8

(Loss)/profit for the year		(2,903.5)	950.1	901.1

Attributable to
Equity holders of the parent:
Continuing operations		(2,973.8)	860.1	698.2
Discontinued operations		6.5	(3.8)	126.4
		(2,967.3)	856.3	824.6
Non-controlling interests:
Continuing operations		53.9	79.2	65.1
Discontinued operations		9.9	14.6	11.4
		63.8	93.8	76.5
		(2,903.5)	950.1	901.1

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	9	(242.7p )	68.5p	66.1p
Diluted earnings per ordinary share	9	(242.7p )	67.9p	65.4p

Earnings per share from continuing operations
Basic earnings per ordinary share	9	(243.2p )	68.8p	56.0p
Diluted earnings per ordinary share	9	(243.2p )	68.2p	55.4p

Notes

The accounting policies on pages F-4 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated income statement.

[1]	Figures have been restated as described in the accounting policies.

Consolidated statement of comprehensive income

For the years ended 31 December 2020, 2019, 2018

	2020 £m	2019[1] £m	2018[1] £m
(Loss)/profit for the year	(2,903.5)	950.1	901.1
Items that may be reclassified subsequently to profit or loss
Exchange adjustments on foreign currency net investments	23.6	(625.1)	284.0
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(20.6)	(284.0)	–
	3.0	(909.1)	284.0
Items that will not be reclassified subsequently to profit or loss
Actuarial gain/(loss) on defined benefit pension plans	2.0	(36.6)	8.9
Deferred tax on defined benefit pension plans	7.4	6.4	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(127.7)	(141.4)	(247.9)
	(118.3)	(171.6)	(239.7)
Other comprehensive (loss)/income for the year	(115.3)	(1,080.7)	44.3
Total comprehensive (loss)/income for the year	(3,018.8)	(130.6)	945.4
Attributable to
Equity holders of the parent:
Continuing operations	(3,066.1)	180.0	697.7
Discontinued operations	(12.6)	(386.4)	162.2
	(3,078.7)	(206.4)	859.9
Non-controlling interests:
Continuing operations	50.5	61.9	73.8
Discontinued operations	9.4	13.9	11.7
	59.9	75.8	85.5
	(3,018.8)	(130.6)	945.4

Notes

The accounting policies on pages F-4 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated statement of comprehensive income.

[1]	Figures have been restated as described in the accounting policies.

Consolidated cash flow statement

For the years ended 31 December 2020, 2019, 2018

	Notes	2020 £m	2019 £m	2018 £m
Net cash inflow from operating activities	11	2,054.8	1,850.5	1,693.8
Investing activities
Acquisitions	11	(178.4)	(161.3)	(283.7)
Disposal of investments and subsidiaries	11	272.3	2,141.0	833.9
Purchases of property, plant and equipment		(218.3)	(339.3)	(314.8)
Purchases of other intangible assets (including capitalised computer software)		(54.4)	(54.8)	(60.4)
Proceeds on disposal of property, plant and equipment		11.2	174.0	9.5
Net cash (outflow)/inflow from investing activities		(167.6)	1,759.6	184.5
Financing activities
Repayment of lease liabilities		(300.1)	(249.8)	–
Share option proceeds		–	0.6	1.2
Cash consideration for non-controlling interests	11	(80.6)	(62.7)	(109.9)
Share repurchases and buybacks	11	(290.2)	(43.8)	(207.1)
Proceeds from issue of bonds	11	915.5	–	656.8
Repayment of borrowings	11	(282.7)	(1,713.2)	(1,097.4)
Financing and share issue costs		(7.1)	(6.4)	(3.8)
Equity dividends paid		(122.0)	(750.5)	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(83.3)	(96.2)	(106.2)
Net cash outflow from financing activities		(250.5)	(2,922.0)	(1,613.8)
Net increase in cash and cash equivalents		1,636.7	688.1	264.5
Translation of cash and cash equivalents		(99.2)	(89.7)	(61.5)
Cash and cash equivalents at beginning of year		2,799.6	2,201.2	1,998.2
Cash and cash equivalents including cash held in disposal group at end of year		4,337.1	2,799.6	2,201.2
Cash and cash equivalents held in disposal group presented as held for sale		–	(66.3)	–
Cash and cash equivalents at end of year	11	4,337.1	2,733.3	2,201.2

Note

The accounting policies on pages F-4 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet

At 31 December 2020, 2019, 2018

	Notes	2020 £m	2019[1] £m	2018[1] £m
Non-current assets
Intangible assets:
Goodwill	14	7,388.8	10,110.6	13,132.6
Other	14	1,389.3	1,468.8	1,842.0
Property, plant and equipment	15	790.9	876.0	1,083.0
Right-of-use assets	13	1,504.5	1,734.5	–
Interests in associates and joint ventures	16	330.7	813.0	796.8
Other investments	16	387.3	498.3	666.7
Deferred tax assets	17	212.9	187.9	153.0
Corporate income tax recoverable		24.8	–	–
Trade and other receivables	18	156.2	137.6	180.0
		12,185.4	15,826.7	17,854.1
Current assets
Corporate income tax recoverable		133.1	165.4	198.7
Trade and other receivables	18	10,972.3	11,822.3	13,101.5
Cash and short-term deposits		12,899.1	11,305.7	11,065.8
		24,004.5	23,293.4	24,366.0
Assets classified as held for sale		–	485.3	–
		24,004.5	23,778.7	24,366.0
Current liabilities
Trade and other payables	19	(13,859.7)	(14,188.1)	(15,021.9)
Corporate income tax payable		(330.9)	(499.9)	(545.9)
Short-term lease liabilities	13	(323.8)	(302.2)	–
Bank overdrafts, bonds and bank loans	21	(8,619.2)	(8,798.0)	(9,447.7)
		(23,133.6)	(23,788.2)	(25,015.5)
Liabilities associated with assets classified as held for sale		–	(170.4)	–
		(23,133.6)	(23,958.6)	(25,015.5)
Net current assets/(liabilities)		870.9	(179.9)	(649.5)
Total assets less current liabilities		13,056.3	15,646.8	17,204.6
Non-current liabilities
Bonds and bank loans	21	(4,975.5)	(4,047.3)	(5,634.8)
Trade and other payables	20	(313.5)	(449.6)	(810.0)
Corporate income tax payable		(1.3)	–	–
Deferred tax liabilities	17	(304.1)	(379.8)	(479.5)
Provision for post-employment benefits	24	(156.7)	(159.0)	(184.3)
Provisions for liabilities and charges	22	(306.3)	(247.8)	(311.7)
Long-term lease liabilities	13	(1,832.5)	(1,947.5)	–
		(7,889.9)	(7,231.0)	(7,420.3)
Net assets		5,166.4	8,415.8	9,784.3
Equity
Called-up share capital	27	129.6	132.8	133.3
Share premium account		570.3	570.3	569.7
Other reserves	28	196.0	(169.9)	962.4
Own shares		(1,118.3)	(1,178.7)	(1,255.7)
Retained earnings		5,070.7	8,689.9	8,950.2
Equity shareholders’ funds		4,848.3	8,044.4	9,359.9
Non-controlling interests		318.1	371.4	424.4
Total equity		5,166.4	8,415.8	9,784.3

Notes

The accounting policies on pages F-4 to F-14 and the accompanying notes on pages F-20 to F-45 form an integral part of this consolidated balance sheet.

[1]	Figures have been restated as described in the accounting policies.

Consolidated statement of changes in equity

For the years ended 31 December 2020, 2019, 2018

	Called- up share capital £m	Share premium account £m	Other reserves[1,2] £m	Own shares £m	Retained earnings[1] £m	Total equity shareholders’ funds[1] £m	Non- controlling interests £m	Total[1] £m
Restated balance at 1 January 2018	133.3	568.5	711.7	(1,171.1)	9,249.3	9,491.7	468.8	9,960.5
Ordinary shares issued	–	1.2	–	–	–	1.2	–	1.2
Treasury share additions	–	–	–	(104.3)	–	(104.3)	–	(104.3)
Treasury share allocations	–	–	–	1.5	(1.5)	–	–	–
Profit for the year	–	–	–	–	824.6	824.6	76.5	901.1
Exchange adjustments on foreign currency net investments	–	–	275.0	–	–	275.0	9.0	284.0
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(247.9)	(247.9)	–	(247.9)
Actuarial gain on defined benefit pension plans	–	–	–	–	8.9	8.9	–	8.9
Deferred tax on defined benefit pension plans	–	–	–	–	(0.7)	(0.7)	–	(0.7)
Other comprehensive income/(loss)	–	–	275.0	–	(239.7)	35.3	9.0	44.3
Total comprehensive income	–	–	275.0	–	584.9	859.9	85.5	945.4
Dividends paid	–	–	–	–	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	–	–	–	–	84.8	84.8	–	84.8
Tax adjustment on share-based payments	–	–	–	–	(1.2)	(1.2)	–	(1.2)
Net movement in own shares held by ESOP Trusts	–	–	–	18.2	(121.0)	(102.8)	–	(102.8)
Recognition/remeasurement of financial instruments	–	–	(24.3)	–	10.4	(13.9)	–	(13.9)
Acquisition of subsidiaries[3]	–	–	–	–	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	133.3	569.7	962.4	(1,255.7)	8,950.2	9,359.9	424.4	9,784.3
Accounting policy change (IFRS 16)	–	–	–	–	(128.9)	(128.9)	–	(128.9)
Deferred tax on accounting policy change (IFRS 16)	–	–	–	–	27.8	27.8	–	27.8
Restated balance at 1 January 2019	133.3	569.7	962.4	(1,255.7)	8,849.1	9,258.8	424.4	9,683.2
Ordinary shares issued	–	0.6	–	–	–	0.6	–	0.6
Share cancellations	(0.5)	–	0.5	–	(47.7)	(47.7)	–	(47.7)
Treasury share allocations	–	–	–	1.0	(1.0)	–	–	–
Profit for the year	–	–	–	–	856.3	856.3	93.8	950.1
Exchange adjustments on foreign currency net investments	–	–	(607.1)	–	–	(607.1)	(18.0)	(625.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	(284.0)	–	–	(284.0)	–	(284.0)
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(141.4)	(141.4)	–	(141.4)
Actuarial loss on defined benefit pension plans	–	–	–	–	(36.6)	(36.6)	–	(36.6)
Deferred tax on defined benefit pension plans	–	–	–	–	6.4	6.4	–	6.4
Other comprehensive loss	–	–	(891.1)	–	(171.6)	(1,062.7)	(18.0)	(1,080.7)
Total comprehensive (loss)/income	–	–	(891.1)	–	684.7	(206.4)	75.8	(130.6)
Dividends paid	–	–	–	–	(750.5)	(750.5)	(96.2)	(846.7)
Non-cash share-based incentive plans (including share options)	–	–	–	–	71.4	71.4	–	71.4
Tax adjustment on share-based payments	–	–	–	–	3.1	3.1	–	3.1
Net movement in own shares held by ESOP Trusts	–	–	–	76.0	(76.0)	–	–	–
Recognition/remeasurement of financial instruments	–	–	10.6	–	13.1	23.7	–	23.7
Share purchases – close period commitments[4]	–	–	(252.3)	–	–	(252.3)	–	(252.3)
Acquisition of subsidiaries[3]	–	–	–	–	(56.3)	(56.3)	(32.6)	(88.9)
Restated balance at 31 December 2019	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8
Share cancellations	(3.2)	–	3.2	–	(281.2)	(281.2)	–	(281.2)
Treasury share allocations	–	–	–	0.6	(0.6)	–	–	–
(Loss)/profit for the year	–	–	–	–	(2,967.3)	(2,967.3)	63.8	(2,903.5)
Exchange adjustments on foreign currency net investments	–	–	27.5	–	–	27.5	(3.9)	23.6
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	(20.6)	–	–	(20.6)	–	(20.6)
Movements on equity investments held at fair value through other comprehensive income	–	–	–	–	(127.7)	(127.7)	–	(127.7)
Actuarial gain on defined benefit pension plans	–	–	–	–	2.0	2.0	–	2.0
Deferred tax on defined benefit pension plans	–	–	–	–	7.4	7.4	–	7.4
Other comprehensive income/(loss)	–	–	6.9	–	(118.3)	(111.4)	(3.9)	(115.3)
Total comprehensive income/(loss)	–	–	6.9	–	(3,085.6)	(3,078.7)	59.9	(3,018.8)
Dividends paid	–	–	–	–	(122.0)	(122.0)	(83.3)	(205.3)
Non-cash share-based incentive plans (including share options)	–	–	–	–	74.4	74.4	–	74.4
Net movement in own shares held by ESOP Trusts	–	–	–	59.8	(64.9)	(5.1)	–	(5.1)
Recognition/remeasurement of financial instruments	–	–	103.5	–	(26.6)	76.9	–	76.9
Share purchases – close period commitments[3]	–	–	252.3	–	–	252.3	–	252.3
Acquisition of subsidiaries[3]	–	–	–	–	(112.7)	(112.7)	(29.9)	(142.6)
Balance at 31 December 2020	129.6	570.3	196.0	(1,118.3)	5,070.7	4,848.3	318.1	5,166.4

Notes

The accounting policies on pages F-4 to F-14 and the accompanying notes on pages F-20 to F-45 form integral part of this consolidated statement of changes in equity.

[1]	Figures have been restated as described in the accounting policies.
[2]	Other reserves are analysed in note 28.
[3]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

[4]

During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2019, which is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the year ended 31 December 2020.

Notes to the consolidated financial statements

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is 13 Castle Street, St Helier, Jersey, JE1 1ES and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group’s revenue is from contracts with customers.

Reportable segments

Reported contributions were as follows:

Continuing operations – Income statement	Revenue[1]	Revenue less pass-through costs[2]	Headline operating profit[3]
	£m	£m	£m
2020
Global Integrated Agencies	9,302.5	7,318.5	967.8
Public Relations	892.9	854.4	141.3
Specialist Agencies	1,807.4	1,589.1	151.4
	12,002.8		1,260.5
2019
Global Integrated Agencies	10,205.2	8,108.1	1,219.5
Public Relations	956.5	898.0	140.6
Specialist Agencies	2,072.4	1,840.4	200.5
	13,234.1		1,560.6
2018
Global Integrated Agencies	9,930.7	8,070.8	1,228.2
Public Relations	931.7	879.9	139.2
Specialist Agencies	2,184.3	1,925.0	283.8
	13,046.7		1,651.2

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[3]	A reconciliation from reported operating profit to headline operating profit is provided in note 31.

Continuing operations – Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment[3]	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2020
Global Integrated Agencies	55.0	201.6	408.9	1,820.1	17.7	154.0
Public Relations	8.0	15.5	32.8	161.5	1.3	6.4
Specialist Agencies[4]	11.4	55.5	100.2	841.3	(155.0)	170.3
	74.4	272.6	541.9	2,822.9	(136.0)	330.7
2019
Global Integrated Agencies	54.3	265.6	392.8	4.8	17.0	164.2
Public Relations	4.6	17.5	31.5	–	(0.3)	5.5
Specialist Agencies[4]	7.1	46.7	84.0	42.9	(2.0)	643.3
	66.0	329.8	508.3	47.7	14.7	813.0
2018
Global Integrated Agencies	59.5	255.6	159.1	142.8	25.4	175.1
Public Relations	7.1	12.5	10.8	–	1.3	6.2
Specialist Agencies[4]	11.7	45.9	39.4	33.7	3.8	615.5
	78.3	314.0	209.3	176.5	30.5	796.8

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
[3]	Figures have been restated as described in the accounting policies
[4]	Specialist Agencies includes the Kantar associates and amounts previously reported under the Data Investment Management segment.

Notes to the consolidated financial statements (continued)

2. Segment information (continued)

Contributions by geographical area were as follows:

Continuing operations	2020 £m	2019 £m	2018 £m
Revenue[1]
North America[2]	4,464.9	4,854.7	4,851.7
United Kingdom	1,637.0	1,797.1	1,785.6
Western Continental Europe	2,441.6	2,628.8	2,589.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,459.3	3,953.5	3,819.8
	12,002.8	13,234.1	13,046.7
Revenue less pass-through costs[3]
North America[2]	3,743.4	4,034.3	4,059.7
United Kingdom	1,233.8	1,390.1	1,393.8
Western Continental Europe	2,019.4	2,176.4	2,182.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,765.4	3,245.7	3,239.3

Headline operating profit[4]
North America[2]	611.9	662.0	710.6
United Kingdom	137.7	188.5	179.6
Western Continental Europe	198.7	261.5	289.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	312.2	448.6	471.6
	1,260.5	1,560.6	1,651.2

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

North America includes the United States with revenue of £4,216.1 million (2019: £4,576.5 million, 2018: £4,576.1 million), revenue less pass-through costs of £3,524.8 million (2019: £3,806.3 million, 2018: £3,836.0 million) and headline operating profit of £563.7 million (2019: £620.6 million, 2018: £674.4 million).

[3]

Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.

[4]	A reconciliation from operating profit to headline operating profit is provided in note 31.

Continuing operations	2020 £m	2019[1] £m
Non-current assets[2]
North America[3]	4,962.1	6,812.6
United Kingdom	1,488.7	1,743.3
Western Continental Europe	2,745.0	3,417.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,767.1	3,665.7
	11,962.9	15,638.8

Notes

[1]	Figures have been restated as described in the accounting policies
[2]	Non-current assets excluding financial instruments and deferred tax.
[3]	North America includes the United States with non-current assets of £4,609.0 million (2019: £6,354.7 million).

3. Costs of services and general and administrative costs

Continuing operations	2020 £m	2019 £m	2018[1] £m
Costs of services	9,987.9	10,825.1	10,559.1
General and administrative costs	4,293.0	1,113.1	1,242.3
	14,280.9	11,938.2	11,801.4

3. Costs of services and general and administrative costs (continued)

Costs of services and general and administrative costs include:
Continuing operations	2020 £m	2019 £m	2018[1] £m
Staff costs (note 5)	6,556.5	7,090.6	6,950.6
Establishment costs	638.5	672.9	756.6
Media pass-through costs	1,555.2	1,656.2	1,458.0
Other costs of services and general and administrative costs[2]	5,530.7	2,518.5	2,636.2
	14,280.9	11,938.2	11,801.4
Included within costs of services and general administrative costs are the following:
Continuing operations	2020 £m	2019 £m	2018[1] £m
Goodwill impairment (note 14)	2,822.9	47.7	176.5
Investment and other write-downs	296.2	7.5	2.0
Restructuring and transformation costs	80.7	153.5	265.5
Restructuring costs in relation to Covid-19	232.5	–	–
Litigation settlement	25.6	(16.8)	–
Gain on sale of freehold property in New York	–	(7.9)	–
Amortisation and impairment of acquired intangible assets	89.1	121.5	201.8
Amortisation of other intangible assets	35.2	21.2	20.7
Depreciation of property, plant and equipment	174.8	185.5	188.6
Depreciation of right-of-use assets	331.9	301.6	–
Losses on sale of property, plant and equipment	0.3	3.2	0.6
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)	(2.0)
Net foreign exchange losses/(gains)	5.9	6.1	(13.0)
Short-term lease expense	36.7	83.8	–
Low-value lease expense	2.3	2.9	–

Notes

[1]	Figures have been restated as described in the accounting policies.
[2]	Other costs of services and general and administrative costs include £685.6 million (2019: £731.4 million, 2018: £713.0 million) of other pass-through costs.

In 2020, operating profit includes credits totalling £46.3 million (2019: £26.9 million, 2018: £25.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2019. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 29.

Amortisation and impairment of acquired intangibles in 2020 includes an impairment charge in the year of £21.6 million (2019: £26.5 million, 2018: £89.1 million) in regard to certain brand names that are no longer in use and customer relationships where the underlying clients have been lost.

Further details of the goodwill impairment charge of £2,822.9 million are provided in note 14. In 2019, the goodwill impairment charge of £47.7 million relates to a number of under-performing businesses in the Group where the impact of past, local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. In 2018, the goodwill impairment charge of £176.5 million primarily relates to a charge of £142.8 million on VMLY&R.

Investment and other write-downs of £296.2 million primarily relate to the impairment of certain investments in associates, including £255.6 million in relation to Imagina in Spain. Further details of the Group’s impairment review are provided in note 14.

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

Notes to the consolidated financial statements (continued)

3. Costs of services and general and administrative costs (continued)

Restructuring costs in relation to Covid-19 of £232.5 million primarily relate to severance and property costs which the Group undertook in response to the Covid-19 pandemic. As management continues to assess the impact of Covid-19 on long-term working practices and the Group’s real estate portfolio, further impairments may occur in the future.

Restructuring and transformation costs of £80.7 million (2019: £153.5 million, 2018: £265.5 million) are in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in 2021.

Total impairment charges included in restructuring costs of £196.7 million consist of £147.6 million within restructuring costs in relation to Covid-19 and £49.1 million within restructuring and transformation costs. These impairment charges include £117.0 million in relation to right-of-use assets and £79.7 million of related property, plant and equipment, arising from the Group’s reassessment of its property requirements as a result of effective remote working practises during the Covid-19 pandemic and continued focus on campuses.

In 2020, a provision of £25.6 million was made for potential legal settlements. In 2019, the Group received £16.8 million in settlement of a class action lawsuit against Comscore Inc. for providing materially false and misleading information regarding their company and its financial performance.

In 2020, the Group received £77.1 million of aid from governments around the world in relation to the Covid-19 pandemic, predominantly in Western Continental Europe and Asia Pacific, which is included as a credit in other staff costs.

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15-year lease. The net gain recognised from the sale and leaseback is £7.9 million.

Auditors’ remuneration:

	2020 £m	2019 £m	2018 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.9	1.5	1.4
The audit of the Company’s subsidiaries pursuant to legislation	22.9	28.0	25.2	[1]
Other services pursuant to legislation	4.5	5.0	4.2
Fees payable to the auditors pursuant to legislation	29.3	34.5	30.8
Audit-related services[2]	1.1	8.2	4.7
Tax compliance services	0.1	–	0.1
Total other fees	1.2	8.2	4.8
Total fees	30.5	42.7	35.6

Notes

[1]	Includes a true-up of £3.5 million.
[2]	Audit-related services include audits for earnout purposes.

4. Share of results of associates

Share of results of associates includes:

Continuing operations	2020 £m	2019 £m	2018 £m
Share of profit before interest and taxation	142.5	99.2	110.8
Share of exceptional losses	(146.1)	(47.8)	(41.5)
Share of interest and non-controlling interests	(91.4)	(19.4)	(15.1)
Share of taxation	(41.0)	(17.3)	(23.7)
	(136.0)	14.7	30.5

Share of exceptional losses of £146.1 million (2019: £47.8 million, 2018: £41.5 million) primarily comprise £54.3 million (2019: £5.3 million, 2018 £nil) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £89.3 million (2019: £20.3 million, 2018: £nil) within Kantar.

5. Our people

Our staff numbers, including the Kantar disposal group up to the date of disposal, averaged 104,163 for the year ended 31 December 2020 against 132,823 in 2019 and 133,903 in 2018. Their geographical distribution was as follows:

	2020	2019	2018
North America	21,524	25,008	25,990
United Kingdom	10,670	14,192	14,331
Western Continental Europe	21,551	26,973	26,825
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	50,418	66,650	66,757
	104,163	132,823	133,903

Their reportable segment distribution was as follows:

	2020	2019	2018
Global Integrated Agencies	79,937	82,295	83,015
Data Investment Management	1,341	26,325	27,813
Public Relations	6,810	6,890	6,891
Specialist Agencies	16,075	17,313	16,184
	104,163	132,823	133,903

At the end of 2020, staff numbers were 99,830 (2019: 106,786, 2018: 134,281).

Staff costs include:

Continuing operations	2020 £m	2019 £m	2018 £m
Wages and salaries	4,781.0	4,946.2	4,828.0
Cash-based incentive plans	110.7	227.6	233.0
Share-based incentive plans	74.4	66.0	78.3
Social security costs	570.9	591.7	579.0
Pension costs	171.7	169.7	160.9
Severance	68.2	42.6	30.0
Other staff costs[1]	779.6	1,046.8	1,041.4
	6,556.5	7,090.6	6,950.6

Note

[1]	Freelance and temporary staff costs are included in other staff costs.

Compensation for key management personnel includes:

	2020 £m	2019 £m	2018 £m
Short-term employee benefits	17.9	18.3	3.5
Pensions and other post-retirement benefits	1.0	1.0	0.4
Share-based payments	10.3	10.8	3.8
	29.2	30.1	7.7

Key management personnel comprises the Board and the Executive Committee. The Executive Committee was established in 2019 therefore is not included in the 2018 figures above.

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

Continuing operations	2020 £m	2019 £m	2018 £m
Income from equity investments	8.7	18.3	15.2
Interest income	74.0	80.7	83.7
	82.7	99.0	98.9

Finance costs include:

Continuing operations	2020 £m	2019 £m	2018 £m
Net interest expense on pension plans	2.9	3.5	3.6
Interest on other long-term employee benefits	3.1	3.9	3.5
Interest expense and similar charges[1]	205.0	252.0	272.0
Interest expense related to lease liabilities	101.0	99.7	–
	312.0	359.1	279.1

Notes to the consolidated financial statements (continued)

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments (continued)

Revaluation and retranslation of financial instruments include:

Continuing operations	2020 £m	2019[2] £m	2018[2] £m
Movements in fair value of treasury instruments	15.4	0.4	(11.0)
Premium on the early repayment of bonds	–	(63.4)	–
Revaluation of investments held at fair value through profit or loss	8.0	9.1	67.8
Revaluation of put options over non-controlling interests	12.3	(24.3)	25.9
Revaluation of payments due to vendors (earnout agreements)	13.4	(3.7)	46.1
Retranslation of financial instruments	(196.3)	245.7	(205.1)
	(147.2)	163.8	(76.3)

Notes

[1]	Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Figures have been restated as described in the accounting policies.

The majority of the Group’s long-term debt is represented by $1,563 million of US dollar bonds at an average interest rate of 4.06%, €3,600 million of Eurobonds at an average interest rate of 2.05% and £650 million of Sterling bonds at an average interest rate of 3.21%.

Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to the equivalent of nil (2019: $72 million at an average interest rate of 1.11%).

Average borrowings under the Australian Dollar Revolving Credit Facilities amounted to A$151 million at an average rate of 2.06% (2019: A$310 million at an average rate of 2.95%).

Average borrowings under the US Commercial Paper Programme for 2020 amounted to $2 million at an average interest rate of 1.66% inclusive of margin (2019: $41 million at an average interest rate of 2.46% inclusive of margin).

Average borrowings under the Euro Commercial Paper Programme for 2020 amounted to nil (2019: £255 million at an average interest rate of 1.16% inclusive of currency swaps).

7. Taxation

In 2020, the effective tax rate on (loss)/profit before taxation was -4.6% (2019: 22.6%, 2018: 25.1%)

The tax charge comprises:

Continuing operations	2020 £m	2019 £m	2018 £m
Corporation tax
Current year	310.0	423.0	404.2
Prior years	(83.2)	(63.4)	(108.1)
	226.8	359.6	296.1
Deferred tax
Current year	(80.2)	(78.3)	(41.5)
Prior years	(17.3)	(6.3)	1.4
	(97.5)	(84.6)	(40.1)
Tax charge	129.3	275.0	256.0

The corporation tax credit for prior years in 2020, 2019, and 2018, mainly comprises the release of a number of provisions following the resolution of tax matters in various countries.

7. Taxation (continued)

The tax charge for the year can be reconciled to (loss)/profit before taxation in the consolidated income statement as follows:

Continuing operations	2020 £m	2019[1] £m	2018[1] £m
(Loss)/profit before taxation	(2,790.6)	1,214.3	1,019.3
Tax at the corporation tax rate of 19.0%[2]	(530.2)	230.7	193.7
Tax effect of share of results of associates	16.2	(2.7)	(5.8)
Irrecoverable withholding taxes	49.4	44.7	48.9
Items that are not deductible in determining taxable profit	69.2	41.5	34.1
Goodwill impairment	542.4	10.4	33.1
Effect of different tax rates in subsidiaries operating in other jurisdictions	92.7	77.1	71.2
US Transition Tax related to unremitted foreign earnings	–	–	(4.6)
Origination and reversal on unrecognised temporary differences	(29.3)	(3.4)	5.1
Tax losses not recognised or utilised in the year	21.1	13.2	19.9
Utilisation of tax losses not previously recognised	(1.7)	(42.7)	(25.5)
Recognition of temporary differences not previously recognised	–	(24.1)	(7.4)
Net release of prior year provisions in relation to acquired businesses	(1.7)	(19.9)	(20.4)
Other prior year adjustments	(98.8)	(49.8)	(86.3)
Tax charge	129.3	275.0	256.0
Effective tax rate on (loss)/profit before tax	(4.6% )	22.6%	25.1%

Notes

[1]	Figures have been restated as described in the accounting policies.
[2]	As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19.0% (2019: 19.0%, 2018: 19.0%).

Factors affecting the tax charge in future years

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

In the UK Budget on 3 March 2021, the Chancellor of the Exchequer announced an increase in the UK corporation tax rate from 19% to 25%, which is due to be effective from 1 April 2023. This change was not substantively enacted at the balance sheet date and hence has not been reflected in the measurement of deferred tax balances at the period end. This change is not expected to have a material impact on the Group’s deferred tax balances.

Tax risk management

We maintain constructive engagement with the tax authorities and relevant government representatives, as well as active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group’s tax position.

Notes to the consolidated financial statements (continued)

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2020	2019	2018	2020	2019	2018
Per share	Pence per share			£m	£m	£m
2019 Final dividend	–	37.30p	37.30p	–	466.4	464.6
2020 Interim dividend	10.00p	22.70p	22.70p	122.0	284.1	282.8
	10.00p	60.00p	60.00p	122.0	750.5	747.4

Proposed final dividend for the year ended 31 December 2020:

	2020	2019	2018
Per share	Pence per share
Final dividend	14.00p	–	37.3p

The payment of dividends will not have any tax consequences for the Group.

Final dividends are paid in the subsequent year to which they relate. The 2019 final dividend which was due to be paid in 2020 was cancelled to protect liquidity in light of the threat from Covid-19 at that time.

9. Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

Continuing operations	2020		2019[1]		2018[1]
Earnings[2] (£m)	(2,973.8)		860.1		698.2
Weighted average shares used in basic EPS calculation (m)	1,223.0		1,250.0		1,247.8
EPS	(243.2p	)	68.8p		56.0p

Discontinued operations	2020		2019		2018
Earnings[2] (£m)	6.5		(3.8)		126.4
Weighted average shares used in basic EPS calculation (m)	1,223.0		1,250.0		1,247.8
EPS	0.5p		(0.3p	)	10.1p

Continuing and discontinued operations	2020		2019[1]		2018[1]
Earnings[2] (£m)	(2,967.3)		856.3		824.6
Weighted average shares used in basic EPS calculation (m)	1,223.0		1,250.0		1,247.8
EPS	(242.7p	)	68.5p		66.1p

Notes

[1]	Earnings figures have been restated as described in the accounting policies.
[2]	Earnings is equivalent to (loss)/profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted EPS is as follows:

Continuing operations	2020		2019[1]		2018[1]
Diluted earnings (£m)	(2,973.8)		860.1		698.2
Weighted average shares used in diluted EPS calculation (m)[2]	1,223.0		1,260.6		1,261.2
Diluted EPS	(243.2p	)	68.2p		55.4p

Discontinued operations	2020		2019		2018
Diluted earnings (£m)	6.5		(3.8)		126.4
Weighted average shares used in diluted EPS calculation (m)[2]	1,223.0		1,260.6		1,261.2
Diluted EPS	0.5p		(0.3p	)	10.0p

Continuing and discontinued operations	2020		2019[1]		2018[1]
Diluted earnings (£m)	(2,967.3)		856.3		824.6
Weighted average shares used in diluted EPS calculation (m)[2]	1,223.0		1,260.6		1,261.2
Diluted EPS	(242.7p	)	67.9p		65.4p

Notes

[1]	Earnings figures have been restated as described in the accounting policies.
[2]

The weighted average shares used in the basic EPS calculation for 2020 has also been used for diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the diluted EPS calculation.

Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2020, options to purchase 14.2 million ordinary shares (2019: 19.3 million, 2018: 16.9 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

9. Earnings per share (continued)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2020 m	2019 m	2018 m
Weighted average shares used in basic EPS calculation	1,223.0	1,250.0	1,247.8
Dilutive share options outstanding	–	0.3	1.6
Other potentially issuable shares	13.0	10.3	11.8
Weighted average shares used in diluted EPS calculation	1,236.0	1,260.6	1,261.2

At 31 December 2020 there were 1,296,080,242 (2019: 1,328,167,813, 2018: 1,332,678,227) ordinary shares in issue, including 70,748,100 treasury shares (2019: 70,787,730, 2018: 70,854,553).

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt
Analysis of changes in financing	2020 £m	2019 £m	2020 £m	2019 £m
Beginning of year	703.1	703.0	4,272.9	6,217.9
Ordinary shares issued	–	0.6	–	–
Share cancellations	(3.2)	(0.5)	–	–
Net increase/(decrease) in drawings on bank loans and corporate bonds	–	–	632.8	(1,713.2)
Amortisation of financing costs included in debt	–	–	7.5	10.3
Changes in fair value due to hedging arrangements	–	–	(1.4)	14.3
Other movements	–	–	(7.1)	1.5
Exchange adjustments	–	–	128.0	(257.9)
End of year	699.9	703.1	5,032.7	4,272.9

Note

The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

Shares

At 31 December 2020, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £699.9 million (2019: £703.1 million), further details of which are disclosed in note 27.

Debt

US$ bonds The Group has in issue $500 million of 3.625% bonds due September 2022, $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.

Eurobonds During the year, the Group issued €750 million of 2.375% bonds due May 2027. The Group also has in issue €750 million of 3.0% bonds due November 2023, €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €600 million of 1.625% bonds due March 2030, and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR +0.45% due March 2022.

Sterling bonds During the year, the Group issued £250 million of 3.750% bonds due May 2032. The Group also has in issue £400 million of 2.875% bonds due September 2046.

Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2025, signed in March 2019 and extended in February 2020. The Group’s borrowing under these facilities, which are drawn down predominantly in pounds sterling, averaged the equivalent of $nil in 2020.

At 31 December 2020, the Group’s subsidiary, WPP AUNZ had a A$150 million Revolving Credit Facility due June 2020 and a A$270 million Revolving Credit Facility due June 2021. In August 2020, the A$150 million Revolving Credit Facility was extended to August 2021 and the A$270 million Revolving Credit Facility was extended to August 2023. The Group’s borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$151 million in 2020.

The Group had available undrawn committed credit facilities of £2,023.2 million at 31 December 2020 (2019: £2,005.6 million).

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

Notes to the consolidated financial statements (continued)

10. Sources of finance (continued)

The $2.5 billion Revolving Credit Facility, due March 2025, includes terms which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.

In February 2021, the $2.5 billion Revolving Credit Facility was extended to March 2026.

Commercial paper programmes

The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper outstanding in 2020 was $2 million (2019: $41 million). The average Euro commercial paper outstanding in 2020 was £nil (2019: £255 million) inclusive of the effect of currency swaps. There was no US or Euro commercial paper outstanding at 31 December 2020.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2020 £m	2019[1] £m
Within one year	(182.2)	(324.8)
Between one and two years	(725.6)	(204.0)
Between two and three years	(795.7)	(692.1)
Between three and four years	(649.1)	(726.3)
Between four and five years	(528.2)	(634.2)
Over five years	(3,387.1)	(2,761.9)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,267.9)	(5,343.3)
Short-term overdrafts – within one year	(8,562.0)	(8,572.4)
Future anticipated cash flows	(14,829.9)	(13,915.7)
Effect of discounting/financing rates	1,235.2	1,070.4
Debt financing	(13,594.7)	(12,845.3)

Note

[1]	Figures have been restated as described in the accounting policies.

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2020 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,585.1	4.06	n/a	70
£	– fixed	1,094.1	3.21	n/a	167
€	– fixed	2,104.6	2.2	n/a	79
	– floating	223.9	n/a	EURIBOR	15
Other		25.0	n/a	n/a	n/a
		5,032.7

2019 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,178.2	4.06	n/a	95
£	– fixed	844.1	2.73	n/a	188
€	– fixed	1,777.7	2.34	n/a	82
	– floating	423.3	n/a	EURIBOR	16
Other		49.6	n/a	n/a	n/a
		4,272.9

Note

[1]	Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument.

10. Sources of finance (continued)

The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets
2020	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	201.7	195.4	102.3	98.2
Between one and two years	11.6	6.2	17.8	13.6
Between two and three years	41.9	35.7	449.2	461.2
Between three and four years	11.6	6.3	–	–
Between four and five years	449.8	466.3	–	–
Over five years	–	–	–	–
	716.6	709.9	569.3	573.0

	Financial liabilities		Financial assets
2019	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	113.6	107.8	44.0	45.0
Between one and two years	17.5	10.9	–	–
Between two and three years	11.8	6.2	–	–
Between three and four years	11.6	6.1	–	–
Between four and five years	11.6	6.1	–	–
Over five years	449.8	456.3	–	–
	615.9	593.4	44.0	45.0

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page F-17.

Net cash from operating activities:

	2020 £m	2019[1] £m	2018[1] £m
(Loss)/profit for the year	(2,903.5)	950.1	901.1
Taxation	131.5	353.8	323.9
Revaluation and retranslation of financial instruments	147.2	(154.4)	72.8
Finance costs	312.3	376.4	289.3
Finance and investment income	(82.8)	(102.6)	(104.8)
Share of results of associates	136.0	(21.2)	(43.5)
Goodwill impairment on classification as held for sale	–	94.5	–
Gain on sale of discontinued operations	(10.0)	(73.8)	–
Attributable tax expense on sale of discontinued operations	1.9	157.4	–
Adjustments for:
Non-cash share-based incentive plans (including share options)	74.4	71.4	84.8
Depreciation of property, plant and equipment	174.8	203.2	225.1
Depreciation of right-of-use assets	331.9	317.9	–
Impairment charges included within restructuring costs	196.7	–	–
Impairment of goodwill	2,822.9	47.7	176.5
Amortisation and impairment of acquired intangible assets	89.1	135.6	280.0
Amortisation of other intangible assets	35.2	29.6	38.7
Investment and other write-downs	296.2	7.5	2.0
Gains on disposal of investments and subsidiaries	(7.8)	(45.1)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)	(2.0)
Gain on sale of freehold property in New York	–	(7.9)	–
Losses on sale of property, plant and equipment	0.3	3.2	0.6
Decrease/(increase) in trade receivables and accrued income	585.2	159.0	(298.9)
Increase in trade payables and deferred income	195.0	394.7	500.9
Decrease/(increase) in other receivables	123.3	(263.8)	(52.9)
Decrease in other payables – short-term	(36.6)	(16.4)	(31.8)
(Decrease)/increase in other payables – long-term	(44.3)	53.7	0.4
Increase in provisions	15.6	23.1	48.0
Corporation and overseas tax paid	(371.5)	(536.0)	(383.6)
Payment on early settlement of bonds	–	(63.4)	–
Interest and similar charges paid	(173.9)	(270.6)	(252.8)
Interest paid on lease liabilities	(98.5)	(105.1)	–
Interest received	73.6	80.8	90.4
Investment income	8.7	18.3	15.4
Dividends from associates	32.5	33.3	49.7
Net cash inflow from operating activities	2,054.8	1,850.5	1,693.8

Note

[1]	Figures have been restated as described in the accounting policies.

11. Analysis of cash flows (continued)

Acquisitions and disposals:
	2020 £m	2019 £m	2018 £m
Initial cash consideration	(32.8)	(3.9)	(126.7)
Cash and cash equivalents acquired	–	–	11.3
Earnout payments	(115.2)	(130.2)	(120.2)
Purchase of other investments (including associates)	(30.4)	(27.2)	(48.1)
Acquisitions	(178.4)	(161.3)	(283.7)
Proceeds on disposal of investments and subsidiaries[1]	320.0	2,468.5	849.0
Cash and cash equivalents disposed	(47.7)	(327.5)	(15.1)
Disposals of investments and subsidiaries	272.3	2,141.0	833.9
Cash consideration for non-controlling interests	(80.6)	(62.7)	(109.9)
Net acquisition payments and disposal proceeds	13.3	1,917.0	440.3

Note

[1]	Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buybacks:
	2020 £m	2019 £m	2018 £m
Purchase of own shares by ESOP Trusts	(5.1)	–	(102.8)
Shares purchased into treasury	(285.1)	(43.8)	(104.3)
Net cash outflow	(290.2)	(43.8)	(207.1)

Proceeds from issue of bonds:
	2020 £m	2019 £m	2018 £m
Proceeds from issue of €750 million bonds	665.5	–	–
Proceeds from issue of £250 million bonds	250.0	–	–
Proceeds from issue of €250 million bonds	–	–	218.8
Proceeds from issue of €500 million bonds	–	–	438.0
Net cash inflow	915.5	–	656.8

Repayment of borrowings:
	2020 £m	2019 £m	2018 £m
Decrease in drawings on bank loans	(59.6)	(70.6)	(819.3)
Repayment of €250 million bonds	(223.1)	–	–
Repayment of €600 million bonds	–	(512.7)	–
Repayment of $812 million bonds	–	(618.8)	–
Partial repayment of $272 million bonds	–	(135.4)	(20.8)
Partial repayment of $450 million bonds	–	(176.2)	(37.3)
Repayment of £200 million bonds	–	(199.5)	–
Repayment of €252 million bonds	–	–	(220.0)
Net cash outflow	(282.7)	(1,713.2)	(1,097.4)

Cash and cash equivalents:
	2020 £m	2019[1] £m	2018[1] £m
Cash at bank and in hand	10,075.0	10,442.1	10,433.4
Short-term bank deposits	2,824.1	863.6	632.4
Overdrafts[2]	(8,562.0)	(8,572.4)	(8,864.6)
	4,337.1	2,733.3	2,201.2

Notes

[1]	Figures have been restated as described in the accounting policies.
[2]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Assets held for sale and discontinued operations (continued)

12. Assets held for sale and discontinued operations

In July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. On 5 December 2019 the first stage of the transaction completed, consisting of approximately 90% of the Kantar group, with consideration of £2,140.2 million after tax and disposal costs. The sale involved the Group disposing of the Kantar business and holding 40% equity stakes post-transaction which are treated as associates. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group. In 2020, the remaining stages of the transaction completed with total consideration of £236.1 million after tax and disposal costs. This generated a pre-tax gain of £10.0 million and a tax charge of £1.9 million.

Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as “held for sale”. The criterion was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date.

The Kantar group is classified as a discontinued operation in 2019 and 2020 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

	2020 £m	2019 £m	2018 £m
Revenue	107.4	2,387.5	2,555.7
Costs of services	(92.3)	(1,951.5)	(2,104.4)
Gross profit	15.1	436.0	451.3
General and administrative costs	(4.4)	(151.7)	(257.8)
Operating profit	10.7	284.3	193.5
Share of results of associates	–	6.5	13.0
Profit before interest and taxation	10.7	290.8	206.5
Finance and investment income	0.1	3.6	5.4
Finance costs	(0.3)	(17.3)	(9.7)
Revaluation and retranslation of financial instruments	–	(9.4)	3.5
Profit before taxation	10.5	267.7	205.7
Attributable tax expense	(2.2)	(78.8)	(67.9)
Profit after taxation	8.3	188.9	137.8

Goodwill impairment on classification as held for sale[1]	–	(94.5)	–
Gain on sale of discontinued operations	10.0	73.8	–
Attributable tax expense on sale of discontinued operations	(1.9)	(157.4)	–

Net gain attributable to discontinued operations	16.4	10.8	137.8

Attributable to
Equity holders of the parent	6.5	(3.8)	126.4
Non-controlling interests²	9.9	14.6	11.4
	16.4	10.8	137.8

Notes

[1]	In 2019, goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5.
[2]	In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56% owned subsidiary of the Group.

For the year ended 31 December 2020, the Kantar group contributed £30.8 million (2019: £322.9 million, 2018: £292.5 million) to the Group’s net operating cash flows, paid £0.9 million (2019: £53.2 million, 2018: £59.5 million) in respect of investing activities and paid £0.7 million (2019: £27.2 million, 2018: £7.9 million) in respect of financing activities.

The gain on sale of discontinued operations disposed by 31 December 2020 is calculated as follows:

	2020 £m	2019 £m
Intangible assets (including goodwill)	162.5	2,410.0
Property, plant and equipment	15.1	115.7
Right-of-use assets	27.2	103.5
Interests in associates and joint ventures	4.6	92.3
Other investments	–	11.5
Deferred tax assets	6.1	44.1
Corporate income tax recoverable	16.9	49.8
Trade and other receivables	170.3	748.8
Cash and cash equivalents	32.2	324.9
Trade and other payables	(141.6)	(839.8)
Corporate income tax payable	(5.6)	(48.2)
Lease liabilities	(23.2)	(106.3)
Deferred tax liabilities	(1.3)	(98.6)
Provisions for post-employment benefits	(7.9)	(26.7)
Provisions for liabilities and charges	(0.6)	(22.4)
Net assets	254.7	2,758.6

Non-controlling interests	(6.1)	(19.1)
Net assets excluding non-controlling interests	248.6	2,739.5

Consideration received in cash and cash equivalents	240.9	2,352.1
Re-investment in equity stake[1]	–	231.7
Transaction costs	(4.5)	(56.1)
Deferred consideration[2]	1.6	1.6
Total consideration received	238.0	2,529.3

Loss on sale before exchange adjustments	(10.6)	(210.2)
Exchange adjustments recycled to the income statement	20.6	284.0
Gain on sale of discontinued operation	10.0	73.8

Notes

[1]	Re-investment in equity stake represents the value of the Group’s 40% stake in the new Kantar group as part of the disposal.
[2]

Deferred consideration in 2019 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future. The conditions expected to be met in the future include the settlement of ongoing legal cases, realisation of the value of certain investments and the utilisation of certain tax losses and allowances. There was uncertainty at the date of disposal in regard to the ultimate resolution of these items and estimates of amounts due to be received were required to be made; there were no individually material estimates. Future services provided by the Group to Kantar arose through the negotiation of Transition Service Arrangements, as is customary for a disposal of this magnitude. The Group will support Kantar for a period of up to four years, primarily in the area of IT, on terms which are favourable to the disposal group. As such, an element of consideration has been deferred and will be recognised as the services are provided.

Notes to the consolidated financial statements (continued)

13. Leases (continued)

13. Leases

The movements in 2020 and 2019 were as follows:

Right-of-use assets	Land and buildings[1] £m	Plant and machinery £m	Total £m
1 January 2019	1,862.5	32.6	1,895.1
Additions	348.1	16.5	364.6
Transfers to net investment in subleases[2]	(37.6)	–	(37.6)
Disposals	(31.0)	(0.6)	(31.6)
Depreciation of right-of-use assets	(301.5)	(16.4)	(317.9)
Transfer to disposal group classified as held for sale	(134.4)	(3.7)	(138.1)
31 December 2019	1,706.1	28.4	1,734.5
Additions	233.0	35.0	268.0
Disposals	(40.5)	(1.9)	(42.4)
Depreciation of right-of-use assets	(312.1)	(19.8)	(331.9)
Impairment charges included in restructuring costs	(117.0)	–	(117.0)
Other write-downs	(8.1)	–	(8.1)
Exchange adjustments	0.4	1.0	1.4
31 December 2020	1,461.8	42.7	1,504.5

Notes

[1]	For the year ended 31 December 2020 and 2019, the Company has £67.9 million and £27.4 million of right-of-use assets that are classified as investment property, respectively.
[2]

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

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2019	2,294.4	31.8	2,326.2
Additions	325.9	12.3	338.2
Interest expense related to lease liabilities (net)	101.5	1.2	102.7
Disposals	(27.5)	(0.2)	(27.7)
Repayment of lease liabilities (including interest)	(326.2)	(14.9)	(341.1)
Transfer to disposal group classified as held for sale	(144.7)	(3.9)	(148.6)
31 December 2019	2,223.4	26.3	2,249.7
Additions	226.9	37.1	264.0
Interest expense related to lease liabilities (net)	96.8	1.7	98.5
Disposals	(49.4)	(1.7)	(51.1)
Repayment of lease liabilities (including interest)	(379.1)	(19.5)	(398.6)
Exchange adjustments	(6.8)	0.6	(6.2)
31 December 2020	2,111.8	44.5	2,156.3

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

Continuing operations	2020 £m	2019 £m
Depreciation of right-of-use assets:
Land and buildings	(312.1)	(286.5)
Plant and machinery	(19.8)	(15.1)
Impairment charges	(125.1)	–
Short-term lease expense	(36.7)	(83.8)
Low-value lease expense	(2.3)	(2.9)
Variable lease expense	(65.4)	(74.2)
Sublease income	25.3	17.5
Charge to operating profit	(536.1)	(445.0)
Interest expense related to lease liabilities	(101.0)	(99.7)
Charge to profit before taxation for leases	(637.1)	(544.7)

Variable lease payments primarily include real estate taxes and insurance costs.

The maturity of lease liabilities at 31 December 2020 were as follows:

	2020 £m	2019 £m
Within one year	412.3	385.9
Between one and two years	357.7	384.0
Between two and three years	309.0	335.4
Between three and four years	255.3	283.0
Between four and five years	209.9	220.5
Over five years	1,238.9	1,393.7
	2,783.1	3,002.5
Effect of discounting	(626.8)	(752.8)
Lease liability at end of year	2,156.3	2,249.7
Short-term lease liability	323.8	302.2
Long-term lease liability	1,832.5	1,947.5

The total committed future cash flows for leases not yet commenced at 31 December 2020 is £674.3 million.

The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 25 for management of liquidity risk.

14. Intangible assets

Goodwill

The movements in 2020 and 2019 were as follows:

£m1
Cost
1 January 2019	14,051.9
Additions[2]	8.5
Revision of earnout estimates	(14.1)
Disposals	(18.6)
Transfer to disposal group classified as held for sale	(2,729.1)
Exchange adjustments	(410.0)
31 December 2019	10,888.6
Additions[2]	40.1
Revision of earnout estimates	(2.8)
Disposals	(24.6)
Exchange adjustments	(94.0)
31 December 2020	10,807.3

Accumulated impairment losses and write-downs
1 January 2019	919.3
Impairment on classification as held for sale[3]	70.9
Impairment losses for the year	47.7
Transfer to disposal group classified as held for sale	(230.6)
Exchange adjustments	(29.3)
31 December 2019	778.0
Impairment losses for the year	2,822.9
Exchange adjustments	(182.4)
31 December 2020	3,418.5

Net book value
31 December 2020	7,388.8
31 December 2019	10,110.6
1 January 2019	13,132.6

Notes

[1]	Figures have been restated as described in the accounting policies.
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

Notes to the consolidated financial statements (continued)

14. Intangible assets (continued)

Other intangible assets

The movements in 2020 and 2019 were as follows:

	Brands with an indefinite useful life £m	Acquired intangibles £m	Other £m	Total £m
Cost
1 January 2019	1,132.8	2,610.0	437.3	4,180.1
Additions	–	–	43.2	43.2
Disposals	–	(3.4)	(41.0)	(44.4)
New acquisitions	–	3.5	–	3.5
Other movements[1]	–	–	(1.4)	(1.4)
Exchange adjustments	(41.4)	(28.2)	(9.9)	(79.5)
Transfer to disposal group classified as held for sale	–	(979.0)	(115.9)	(1,094.9)
31 December 2019	1,091.4	1,602.9	312.3	3,006.6
Additions	–	–	54.3	54.3
Disposals	–	(21.5)	(74.8)	(96.3)
New acquisitions	–	4.8	0.2	5.0
Other movements[1]	–	5.7	13.1	18.8
Exchange adjustments	(19.5)	(22.2)	(4.8)	(46.5)
31 December 2020	1,071.9	1,569.7	300.3	2,941.9

Amortisation and impairment
1 January 2019	–	2,015.2	322.9	2,338.1
Charge for the year	13.2	116.8	29.6	159.6
Disposals	–	(1.6)	(37.7)	(39.3)
Other movements	–	–	2.6	2.6
Exchange adjustments	–	(15.2)	(9.1)	(24.3)
Transfer to disposal group classified as held for sale	–	(835.9)	(63.0)	(898.9)
31 December 2019	13.2	1,279.3	245.3	1,537.8
Charge for the year	–	88.5	35.2	123.7
Disposals	–	(17.4)	(72.0)	(89.4)
Other movements	–	5.7	5.4	11.1
Exchange adjustments	(0.4)	(26.9)	(3.3)	(30.6)
31 December 2020	12.8	1,329.2	210.6	1,552.6

Net book value
31 December 2020	1,059.1	240.5	89.7	1,389.3
31 December 2019	1,078.2	323.6	67.0	1,468.8
1 January 2019	1,132.8	594.8	114.4	1,842.0

Note

[1]

Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life
	2020 £m	2019[1] £m	2020 £m	2019 £m
GroupM	2,953.7	2,921.7	–	–
Wunderman Thompson	949.4	2,121.9	403.9	409.7
VMLY&R	411.9	901.0	193.4	199.1
Ogilvy	782.0	758.6	206.5	211.1
Burson Cohn & Wolfe	591.1	739.3	128.8	130.2
Other	1,700.7	2,668.1	126.5	128.1
	7,388.8	10,110.6	1,059.1	1,078.2

Note

[1]	Figures have been restated as described in the accounting policies.

14. Intangible assets (continued)

Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2020 include brand names of £172.8 million (2019: £218.6 million), customer-related intangibles of £67.1 million (2019: £100.6 million), and other assets (including proprietary tools) of £0.6 million (2019: £4.4 million).

The total amortisation and impairment of acquired intangible assets of £89.1 million (2019: £121.5 million) includes an impairment charge of £21.6 million (2019: £26.5 million) comprising £13.5 million in regard to certain brand names that are no longer in use, and £8.1 million in regard to customer relationships where the underlying clients have been lost. £16.4 million of the impairment charge relates to the Global Integrated Agencies segment, and £5.2 million relates to the Specialist Agencies segment. In addition, the total amortisation and impairment of acquired intangible assets includes £0.6 million (2019: £5.6 million) in relation to associates.

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. Given the Covid-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020. Given the continued impact of Covid-19, an additional impairment test was performed as of 31 December 2020.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the “recoverable amount”, defined as the higher of fair value less costs to sell and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.

Due to the significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020 and/or 2021, nil growth rate thereafter (2019: 3.0%) and a conservative pre-tax discount rate of 13.5% (2019: 8.5%). The pre-tax discount rate of 13.5% was above the rate calculated for the global networks of 12.5%. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount, which includes goodwill, intangible assets, and other assets. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five-years, followed by an assumed long-term growth rate of 2.0% (2019: 3.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

In developing the cash flows, we considered the impact of the Covid-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 and/or 2021 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-Covid-19 revenue less pass-through costs and operating margins. For many of our CGUs, recovery to 2019 levels by 2023 was estimated with some CGUs using alternative recovery profiles as considered appropriate.

The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2020, we have assessed long-term industry trends based on recent historical data including the long-term impact of Covid-19 and assumed a long-term growth rate of 2.0% (2019: 3.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.

The discount rate uses the capital asset pricing model (CAPM) to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt

Notes to the consolidated financial statements (continued)

14. Intangible assets (continued)

financing after taking into account the credit profile of public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.

Given market factors in the period, there has been an increase in the estimated cost of equity from previous years. This has been driven by increased levels of market uncertainty and volatility which is reflected in the market valuations for global advertising agencies. This has led to upward adjustments to the estimates for the equity risk premium as well as the applicable beta (ie, volatility of public peer companies relative to the market). Additionally, given the magnitude of the declines in our market capitalisation, the cost of equity reflects an increase in the size premium applicable to the Group, and a company specific risk premium to reflect implied market discount rates. This increase in the cost of equity, combined with an increase in the cost of debt as a result of increased corporate bond yields, resulted in the discount rates applied to our CGUs increasing relative to the prior year.

The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5% (2019: 6.3% to 7.4%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 10.8% to 18.6% for the 30 June 2020 test, 11.3% to 14.4% for the 30 September 2020 test, and 11.2% to 13.6% for the 31 December 2020 test (2019: 4.1% to 13.6%).

Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the business’ expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss.

As part of the overall effort to simplify operations and become more client-centric, certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. The most significant of these for the 30 June 2020 test included the treatment of Landor and Fitch as a single CGU given the collaboration of the two brands from both a management and client perspective; the shift of certain European operations into VMLY&R; and the transfer of certain Asian operations from VMLY&R to Ogilvy in order to improve the operational synergies and offer in the respective regions.

Subsequent realignments to improve the operational synergies and regional offers were reflected in the September and December tests including the shift of certain Latin American and European operations between Wunderman Thompson, VMLY&R and GroupM; and the transfer of certain Asian operations to VMLY&R that previously operated independently from a network.

The transfers of carrying value between CGUs were determined on a relative value basis. The impact of these realignments has not had a significant impact on the impairment figures recognised.

The goodwill impairment charge of £2,822.9 million largely reflects the adverse impacts of Covid-19 on a number of businesses in the Group. The impact of these global economic conditions and trading circumstances was sufficiently severe to indicate impairment to the carrying value of goodwill. By operating sector, £1,820.1 million of the impairment charge relates to Global Integrated Agencies, £161.5 million relates to Public Relations and £841.3 million relates to Specialist Agencies.

The CGUs with significant impairments of goodwill as at 31 December 2020 are set out in the below table with the latest recoverable amount determined as of the December test.

14. Intangible assets (continued)

	Operating Sector	Recoverable amount £m	Goodwill impairment charge £m
Wunderman Thompson	Global Integrated Agencies	1,956.8	1,207.5
VMLY&R	Global Integrated Agencies	1,075.7	516.9
Burson Cohn & Wolfe	Public Relations	790.2	144.8
Geometry Global	Specialist Agencies	164.4	305.8
Landor & Fitch	Specialist Agencies	177.6	185.4
Other		1,409.5	462.5
		5,574.2	2,822.9

The goodwill impairment charge recognised for the year ended 31 December 2020 includes £2,812.9 million related to the six-month period ended 30 June 2020. This figure is £328.2 million higher than the £2,484.7 million previously reported in the 30 June 2020 interim financial statements as a result of an adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model. This has been fully reflected in the consolidated financial statements for the year ended 31 December 2020, and the amount will be reflected in the comparatives included in the 30 June 2021 financial statements.

As of the December test, the recoverable amounts of all CGUs were determined to be above their carrying values. Burson Cohn & Wolfe’s recoverable amount exceeded its carrying value by £14.4 million and is the only significant CGU that is sensitive to changes in the key assumptions used in determining the cash flows as of the December test. The average operating margins used in the five-year projection period for CGUs with significant goodwill and brands with an indefinite useful life ranged from 12.5% to 21.3%. The average operating margin of Burson Cohn & Wolfe would have to decrease by 0.3% to cause its carrying value to be above its recoverable amount. The long-term cash flow growth rate would also have to decrease by 0.3% to cause the carrying value of Burson Cohn & Wolfe to be above its recoverable amount. Burson Cohn & Wolfe is not sensitive to a reasonably possible change in the revenue less pass-through costs growth used in the five-year projection period.

As of the December test, a reasonably possible change in the key assumptions noted above would not result in a material amount of further impairments for Burson Cohn & Wolfe or any other CGU individually or in aggregate.

A change in the discount rate applied to the cash flows in the December impairment test up or down by 1.5% is considered reasonably possible. An increase of the discount rate by 1.5% would have resulted in £84.3 million additional impairment, £70.9 million of which would be attributable to Burson Cohn & Wolfe. As of the December test, Landor & Fitch’s recoverable amount exceeded its carrying value by £19.4 million. Increasing the discount rate by 1.5% would result in additional impairment of £2.6m for Landor & Fitch with the remaining impairment attributable to other CGUs not individually significant. The discount rates would have to increase by 0.2% and 1.3% respectively to cause the carrying values of Burson Cohn & Wolfe and Landor & Fitch to be above their recoverable amounts.

Notes to the consolidated financial statements (continued)

15. Property, plant and equipment

The movements in 2020 and 2019 were as follows:

	Land £m	Freehold buildings £m	Leasehold buildings £m	Fixtures, fittings and equipment £m	Computer equipment £m	Total £m
Cost
1 January 2019	37.1	135.5	1,202.4	375.3	690.4	2,440.7
Additions	–	33.7	158.5	35.0	67.7	294.9
New acquisitions	–	–	–	0.1	–	0.1
Disposals	–	(109.0)	(167.3)	(68.3)	(76.3)	(420.9)
Transfer to disposal group classified as held for sale	(2.8)	(17.1)	(98.1)	(115.2)	(231.5)	(464.7)
Exchange adjustments	–	(16.9)	(46.7)	(14.5)	(26.4)	(104.5)
31 December 2019	34.3	26.2	1,048.8	212.4	423.9	1,745.6
Additions	–	8.9	135.7	25.0	48.7	218.3
New acquisitions	–	–	0.2	–	0.2	0.4
Disposals	–	(0.2)	(99.1)	(41.1)	(83.7)	(224.1)
Exchange adjustments	–	4.7	(33.1)	(7.0)	(7.4)	(42.8)
31 December 2020	34.3	39.6	1,052.5	189.3	381.7	1,697.4

Depreciation
1 January 2019	–	27.1	567.3	229.7	533.6	1,357.7
Charge for the year	–	1.5	79.9	36.3	67.8	185.5
Disposals	–	(7.2)	(129.9)	(59.9)	(74.5)	(271.5)
Transfer to disposal group classified as held for sale	–	(15.6)	(56.1)	(81.7)	(192.6)	(346.0)
Exchange adjustments	–	(1.6)	(17.9)	(13.2)	(23.4)	(56.1)
31 December 2019	–	4.2	443.3	111.2	310.9	869.6
Charge for the year	–	1.2	76.6	33.2	63.8	174.8
Impairment charges included in restructuring costs	–	–	72.1	6.3	1.3	79.7
Other write-downs	–	–	2.6	–	–	2.6
Disposals	–	–	(79.0)	(38.3)	(82.5)	(199.8)
Exchange adjustments	–	(3.1)	(5.2)	(5.5)	(6.6)	(20.4)
31 December 2020	–	2.3	510.4	106.9	286.9	906.5

Net book value
31 December 2020	34.3	37.3	542.1	82.4	94.8	790.9
31 December 2019	34.3	22.0	605.5	101.2	113.0	876.0
1 January 2019	37.1	108.4	635.1	145.6	156.8	1,083.0

At 31 December 2020, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £132.5 million (2019: £165.0 million). The decrease is due to a number of property development projects near completion, or completed, during 2020 in North America, UK and Latin America.

16. Interests in associates, joint ventures and other investments

The movements in 2020 and 2019 were as follows:

	Interests in associates and joint ventures £m	Other investments £m
1 January 2019	796.8	666.7
Additions	236.6	18.3
Share of results of associate undertakings	21.2	–
Dividends	(33.3)	–
Other movements	1.2	–
Exchange adjustments	(35.5)	–
Disposals	(51.5)	(42.3)
Reclassification to subsidiaries	(0.3)	–
Revaluation of other investments through profit or loss	–	9.1
Revaluation of other investments through other comprehensive income	–	(141.4)
Amortisation of other intangible assets	(5.6)	–
Transfer to disposal group classified as held for sale	(109.1)	(12.1)
Write-downs	(7.5)	–
31 December 2019	813.0	498.3
Additions	15.2	15.9
Share of results of associate undertakings	(136.0)	–
Dividends	(32.5)	–
Other movements	(5.2)	–
Exchange adjustments	(39.7)	–
Disposals	(7.3)	(7.0)
Reclassification from subsidiaries	4.5	–
Reclassification from other investments to associates	0.2	(0.2)
Revaluation of other investments through profit or loss	–	8.0
Revaluation of other investments through other comprehensive income	–	(127.7)
Amortisation of other intangible assets	(0.6)	–
Write-downs	(280.9)	–
31 December 2020	330.7	387.3

The investments included above as “other investments” represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of information from outside sources.

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

The Group’s principal associates and joint ventures at 31 December 2020 included:

	Country of incorporation	% owned
Advantage Smollan Ltd	UK	18.7
Barrows Design and Manufacturing (Pty) Limited	South Africa	35.0
Dat Viet VAC Media Corporation	Vietnam	30.0
GIIR Inc.	Korea	30.0
Haworth Marketing & Media Company	USA	49.0
High Co SA	France	34.1
Nanjing Yindu Ogilvy Advertising Co. Ltd	China	49.0
PRAP Japan, Inc	Japan	23.4
Smollan Holdings (Pty) Ltd	South Africa	24.8
Summer (BC) US JVCo SCSp[1]	Luxembourg	40.0

Note

[1]	Representing the Group’s interest in Kantar in the United States.

Notes to the consolidated financial statements (continued)

16. Interests in associates, joint ventures and other investments (continued)

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2020 was as follows: GIIR Inc: £19.0 million, and High Co SA: £32.8 million (2019: GIIR Inc: £21.2 million and High Co SA: £39.4 million). The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2020 was as follows: GIIR Inc: £41.2 million and High Co SA: £38.9 million (2019: GIIR Inc: £37.7 million and High Co SA: £35.4 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 14, which represents the value in use.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Aggregate information of associates that are not individually material

The following table presents a summary of the aggregate financial performance of the Group’s associate undertakings and joint ventures.

	2020 £m	2019 £m	2018 £m
Share of results of associate undertakings (note 4)	(136.0)	14.7	30.5
Share of other comprehensive loss of associate undertakings	(61.5)	–	–
Share of total comprehensive (loss)/ income of associate undertakings	(197.5)	14.7	30.5

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

In the year ended 31 December 2020, share of losses of £62.9 million were not recognised in relation to Imagina, an associate in Spain, as the investment was reduced to zero. The cumulative share of unrecognised losses relating to Imagina is £62.9 million.

At 31 December 2020, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £7.5 million (2019: £21.8 million).

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

If it is probable that some portion of these assets will not be realised, no asset is recognised in relation to that portion.

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

Notes to the consolidated financial statements (continued)

17. Deferred tax (continued)

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2020 £m	Offset 2020 £m	As reported 2020 £m	Gross 2019 £m	Offset 2019 £m	As reported 2019 £m
Deferred tax assets	477.5	(264.6)	212.9	430.9	(243.0)	187.9
Deferred tax liabilities	(568.7)	264.6	(304.1)	(622.8)	243.0	(379.8)
	(91.2)	–	(91.2)	(191.9)	–	(191.9)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2020 and 2019:

	Deferred compensation £m	Accounting provisions and accruals £m	Retirement benefit obligations £m	Property, plant and equipment £m	Tax losses and credits £m	Share- based payments £m	Restructuring provisions £m	Other temporary differences £m	Total £m
1 January 2019	61.6	101.4	68.5	47.9	67.1	16.8	17.3	31.4	412.0
(Charge)/credit to income	(1.7)	10.2	6.7	19.4	24.2	2.9	12.5	(16.6)	57.6
Charge to other comprehensive income	–	–	(3.2)	–	–	–	–	–	(3.2)
Credit to equity	–	–	–	27.8	–	3.1	–	–	30.9
Transfer to disposal group classified as held for sale	(4.2)	(19.2)	(12.3)	(13.6)	(3.0)	(0.7)	(3.4)	0.1	(56.3)
Exchange differences and other movements	(2.2)	(5.0)	(2.2)	3.2	(2.0)	(0.6)	(0.6)	(0.7)	(10.1)
31 December 2019	53.5	87.4	57.5	84.7	86.3	21.5	25.8	14.2	430.9
(Charge)/credit to income	(1.5)	30.3	(3.5)	(3.4)	5.9	0.4	31.9	(2.7)	57.4
Credit to other comprehensive income	–	–	7.4	–	–	–	–	–	7.4
Exchange differences and other movements	(2.5)	(8.2)	(3.5)	(0.4)	(1.9)	(0.5)	(1.3)	0.1	(18.2)
31 December 2020	49.5	109.5	57.9	80.9	90.3	21.4	56.4	11.6	477.5

Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2020 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments, and other temporary differences.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2020 and 2019:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Property, plant and equipment £m	Financial instruments £m	Other temporary differences £m	Total £m
1 January 2019	438.6	17.6	182.3	22.2	39.9	37.9	738.5
Acquisition of subsidiaries	0.8	–	–	–	–	–	0.8
(Credit)/charge to income	(31.2)	68.6	10.3	(22.2)	(0.7)	(6.7)	18.1
Credit to other comprehensive income	–	–	–	–	–	(9.6)	(9.6)
Transfer to disposal group classified as held for sale	(46.6)	(7.9)	(51.7)	–	–	0.6	(105.6)
Exchange differences and other movements	(9.3)	(1.8)	(5.5)	–	(2.3)	(0.5)	(19.4)
31 December 2019	352.3	76.5	135.4	–	36.9	21.7	622.8
Acquisition of subsidiaries	1.5	–	–	–	–	–	1.5
(Credit)/charge to income	(22.3)	(16.7)	(7.8)	–	–	6.7	(40.1)
Exchange differences and other movements	(4.7)	(1.8)	(4.5)	–	(1.1)	(3.4)	(15.5)
31 December 2020	326.8	58.0	123.1	–	35.8	25.0	568.7

At the balance sheet date, the Group has gross tax losses and other temporary differences of £6,895.2 million (2019: £6,475.6 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,041.3 million (2019: £1,856.6 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,853.9 million (2019: £4,619.0 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £65.4 million (2019: £60.7 million) that will expire within one to ten years, and £4,594.9 million (2019: £4,437.6 million) of losses that may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,655.3 million (2019: £2,165.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

18. Trade and other receivables

The following are included in trade and other receivables:

Amounts falling due within one year	2020 £m	2019 £m
Trade receivables (net of bad debt provision)	6,572.2	7,007.6
Work in progress	264.1	349.5
VAT and sales taxes recoverable	236.6	212.7
Prepayments	248.1	287.1
Accrued income	3,150.1	3,292.7
Fair value of derivatives	0.2	1.4
Other debtors	501.0	671.3
	10,972.3	11,822.3

The ageing of trade receivables and other financial assets by due date is as follows:

	Carrying amount at 31 December 2020 £m	Not past due £m	Days past due
2020			0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,572.2	5,692.4	660.0	167.3	40.4	7.5	4.6
Other financial assets	527.2	451.8	32.5	8.6	11.8	4.3	18.2
	7,099.4	6,144.2	692.5	175.9	52.2	11.8	22.8

	Carrying amount at 31 December 2019 £m	Not past due £m	Days past due
2019			0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	7,007.6	5,553.3	934.9	341.0	92.1	22.4	63.9
Other financial assets	582.5	357.6	129.9	48.3	16.2	5.2	25.3
	7,590.1	5,910.9	1,064.8	389.3	108.3	27.6	89.2

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year	2020 £m	2019 £m
Prepayments	2.8	2.2
Fair value of derivatives	9.6	–
Other debtors	143.8	135.4
	156.2	137.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

	2020 £m	2019 £m	2018 £m
Bad debt provisions
At beginning of year	111.7	116.6	91.3
New acquisitions	3.5	5.0	1.5
Charged to the income statement	50.6	45.4	66.7
Released to the income statement	(9.8)	(19.0)	(11.6)
Exchange adjustments	(2.8)	(4.1)	2.1
Transfer to disposal group classified as held for sale	–	(8.9)	–
Utilisations and other movements	(40.7)	(23.3)	(33.4)
At end of year	112.5	111.7	116.6

The allowance for bad and doubtful debts is equivalent to 1.7% (2019: 1.6%, 2018: 1.4%) of gross trade accounts receivables.

Impairment losses on work in progress and accrued income were immaterial for the years presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other receivables (continued)

Expected credit losses

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. Where relevant, the Group also considers forward looking information. Therefore the Group does not track changes in credit risk over the life of a financial asset, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss. Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group’s assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables, where the following criteria are met:

– 100% of the asset aged over one year;

– 50% of the asset aged between 180 days and one year; and

– sufficient evidence of recoverability is not evident.

As a result of the Covid-19 pandemic, the Group also performed a detailed review of trade receivables, work in progress and accrued income aged less than 180 days, taking into account the level of credit insurance the Group has along with internal and external data including historical and forward looking information. This review focused on significant individual clients along with the industry and country in which the clients operate where there is increased risk due to the pandemic.

19. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2020 £m	2019[1] £m
Trade payables	10,206.5	10,112.1
Deferred income	1,153.7	1,024.6
Payments due to vendors (earnout agreements)	57.8	143.4
Liabilities in respect of put option agreements with vendors	9.3	75.7
Fair value of derivatives	1.8	1.5
Share repurchases – close period commitments[2]	–	252.3
Other creditors and accruals	2,430.6	2,578.5
	13,859.7	14,188.1

Notes
[1]	Figures have been restated as described in the accounting policies.
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

The Group considers that the carrying amount of trade and other payables approximates their fair value.

20. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2020 £m	2019[1] £m
Payments due to vendors (earnout agreements)	56.5	100.3
Liabilities in respect of put option agreements with vendors	101.4	128.8
Fair value of derivatives	11.2	21.2
Other creditors and accruals	144.4	199.3
	313.5	449.6

Note

[1]	Figures have been restated as described in the accounting policies.

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

The following tables set out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2020 £m	2019[1] £m
Within one year	57.8	143.4
Between one and two years	17.2	36.3
Between two and three years	6.0	34.6
Between three and four years	30.5	12.3
Between four and five years	2.8	7.7
Over five years	–	9.4
	114.3	243.7

Note

[1]	Figures have been restated as described in the accounting policies.

	2020 £m	2019[1] £m
At beginning of year	243.7	400.8
Earnouts paid	(115.2)	(130.0)
New acquisitions	7.3	9.6
Revision of estimates taken to goodwill (note 14)	(2.8)	(14.1)
Revaluation of payments due to vendors	(13.4)	3.8
Transfer to disposal group classified as held for sale	–	(11.5)
Exchange adjustments	(5.3)	(14.9)
At end of year	114.3	243.7

Note

[1]	Figures have been restated to be in accordance with IAS 39 Financial Instruments: Recognition and Measurement, as described in the accounting policies.

As of 31 December 2020, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £41 million (2019: £nil to £14 million) and £nil to £808 million (2019: £nil to £1,110 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout arrangements that have completed and payments made on active arrangements during the year, and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.

21. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2020 £m	2019[1] £m
Bank overdrafts	8,562.0	8,572.4
Corporate bonds and bank loans	57.2	225.6
	8,619.2	8,798.0

Note

[1]	Figures have been restated as described in the accounting policies.

The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Amounts falling due after more than one year:

	2020 £m	2019 £m
Corporate bonds and bank loans	4,975.5	4,047.3

The Group estimates that the fair value of corporate bonds is £5,509.1 million at 31 December 2020 (2019: £4,439.8 million). The fair values of the corporate bonds are based on quoted market prices.

The Group considers that the carrying amount of bank loans of £57.2 million (2019: £110.4 million) approximates their fair value.

21. Bank overdrafts, bonds and bank loans (continued)

The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2020 £m	2019[1] £m
Within one year	8,619.2	8,798.0
Between one and two years	590.9	96.4
Between two and three years	669.4	590.4
Between three and four years	540.2	632.1
Between four and five years	445.6	554.3
Over five years	2,729.4	2,174.1
	13,594.7	12,845.3

Note

[1]	Figures have been restated as described in the accounting policies.

22. Provisions for liabilities and charges

The movements in 2020 and 2019 were as follows:

	Property £m	Other £m	Total £m
1 January 2019	118.7	193.0	311.7
Charged to the income statement	39.5	7.6	47.1
Acquisitions[1]	–	0.7	0.7
Utilised	(1.2)	(12.2)	(13.4)
Released to the income statement	(10.3)	(6.9)	(17.2)
Other movements[2]	(58.4)	9.2	(49.2)
Transfer to disposal group classified as held for sale	(6.2)	(18.4)	(24.6)
Exchange adjustments	(0.6)	(6.7)	(7.3)
31 December 2019	81.5	166.3	247.8
Charged to the income statement	14.8	50.4	65.2
Acquisitions[1]	–	0.7	0.7
Utilised	(1.6)	(17.0)	(18.6)
Released to the income statement	(1.5)	(15.0)	(16.5)
Other movements	(15.0)	48.7	33.7
Exchange adjustments	(1.5)	(4.5)	(6.0)
31 December 2020	76.7	229.6	306.3

Notes

[1]

Acquisitions include £0.4 million (2019: £0.7 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

[2]	In 2019, other movements include transfers of property provisions related to property leases which are now recognised in right-of-use assets, and certain long-term employee benefits.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

23. Share-based payments

Charges for share-based incentive plans were as follows:

Continuing operations	2020 £m	2019 £m	2018 £m
Share-based payments	74.4	66.0	78.3

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2020, there was £134.9 million (2019: £140.7 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.

Further information on stock options is provided in note 27.

Notes to the consolidated financial statements (continued)

23. Share-based payments (continued)

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Executive Performance Share Plan (EPSP)

This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is three or five complete financial years, commencing with the financial year in which the award is granted. The vest date will usually be in the March following the end of the performance period. Vesting is conditional on continued employment throughout the vesting period.

The 2020 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

The 2019 EPSP awards are subject to a relative TSR performance condition, with a ROIC underpin. TSR performance will be compared to companies representing the most relevant, listed global competitors, with performance below median resulting in zero vesting. Performance between median and upper decile provides for a vesting opportunity of between 15% and 100%. The awards will vest subject to a ROIC underpin of an average of 7.5% over the performance period. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.

For EPSP awards granted between 2013 and 2018 there are three performance criteria, each constituting one-third of the vesting value, and each measured over the performance period:

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

(iii) Return on equity (ROE). Average annual ROE defined as headline diluted EPS divided by the balance sheet value per share of shareholders’ equity. Threshold performance ranges between 10-14% average annual ROE and maximum performance ranges between 14-18%. Threshold again gives rise to a 20% vest, 100% for maximum, with a sliding scale in between.

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

Leaders, Partners and High Potential Group

This scheme makes annual conditional stock awards to approximately 1,600 key executives of the Group. Vesting is conditional on continued employment over the three-year vesting period.

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

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant charge for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

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

23. Share-based payments (continued)

Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2020 number m	Granted number m	Forfeited number m	Vested number m	Non-vested 31 December 2020 number m
Executive Performance Share Plan (EPSP)	8.8	6.5	(2.0)	(0.3)	13.0
Performance Share Awards (PSA)	2.6	3.3	(0.3)	(1.3)	4.3
Leaders, Partners and High Potential Group	9.3	4.9	(0.7)	(2.5)	11.0

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	1,198p	742p	1,336p	1,481p	943p
Performance Share Awards (PSA)	1,081p	546p	787p	1,136p	675p
Leaders, Partners and High Potential Group	974p	719p	879p	1,131p	831p

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2020 was £71.6 million (2019: £90.8 million, 2018: £107.2 million).

24. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

Continuing operations	2020 £m	2019 £m	2018 £m
Defined contribution plans	157.8	154.9	146.7
Defined benefit plans charge to operating profit	13.9	14.8	14.2
Pension costs (note 5)	171.7	169.7	160.9
Net interest expense on pension plans (note 6)	2.9	3.5	3.6
	174.6	173.2	164.5

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2020.

The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, eg, termination indemnity benefits, or on the rules of WPP sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.

The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2020 amounted to £20.3 million (2019: £37.1 million, 2018: £44.9 million). Employer contributions and benefit payments in 2021 are expected to be approximately £25 million.

Notes to the consolidated financial statements (continued)

24. Provision for post-employment benefits (continued)

(a) Assumptions

There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2020 % pa	2019 % pa	2018 % pa	2017 % pa
UK
Discount rate[1]	1.3	2.0	2.8	2.4
Rate of increase in pensions in payment	4.4	4.4	4.3	4.1
Inflation	2.8	2.6	2.8	2.7
North America
Discount rate[1]	2.0	3.0	4.1	3.5
Rate of increase in salaries	3.0	3.0	3.0	3.1
Inflation	n/a	n/a	n/a	4.0
Western Continental Europe
Discount rate[1]	0.9	1.2	2.0	1.9
Rate of increase in salaries	2.2	2.2	2.3	1.9
Rate of increase in pensions in payment	1.8	1.8	1.2	1.2
Inflation	1.7	1.7	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	4.2	4.6	5.0	4.2
Rate of increase in salaries	5.2	6.1	5.8	5.5
Inflation	3.7	3.7	3.6	4.0

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

24. Provision for post-employment benefits (continued)

At 31 December 2020, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	22.1	21.7	23.1	20.9	13.8
Current pensioners (at age 65) – female	23.6	23.1	24.1	24.0	17.0
Future pensioners (current age 45) – male	23.7	23.1	24.7	23.3	13.8
Future pensioners (current age 45) – female	25.2	24.5	25.9	26.0	17.0

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2019 were 22.2 years and 23.7 years for male and female current pensioners (at age 65) respectively, and 23.8 years and 25.4 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

The following table provides information on the weighted average duration of the defined benefit pension obligations and the distribution of the timing of benefit payments for the next ten years. The duration corresponds to the weighted average length of the underlying cash flows.

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	11.5	9.6	13.8	12.8	6.8
Expected benefit payments over the next ten years (£m)
Benefits expected to be paid within 12 months	49.8	24.4	15.1	5.8	4.5
Benefits expected to be paid in 2022	46.9	24.7	12.8	6.2	3.2
Benefits expected to be paid in 2023	45.2	21.9	13.5	6.1	3.7
Benefits expected to be paid in 2024	43.2	21.1	13.2	5.8	3.1
Benefits expected to be paid in 2025	43.1	19.1	14.0	6.2	3.8
Benefits expected to be paid in the next five years	222.1	94.1	70.1	34.3	23.6

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

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

Notes to the consolidated financial statements (continued)

24. Provision for post-employment benefits (continued)

	(Decrease)/increase in benefit obligation
Sensitivity analysis of significant actuarial assumptions	2020 £m	2019 £m
Discount rate
Increase by 25 basis points:
UK	(8.8)	(8.2)
North America	(7.6)	(7.5)
Western Continental Europe	(4.0)	(3.8)
Other[1]	(0.6)	(0.7)
Decrease by 25 basis points:
UK	9.1	8.5
North America	7.8	7.7
Western Continental Europe	4.3	3.9
Other[1]	0.6	0.7
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	0.9	0.8
Other[1]	0.6	0.6
Decrease by 25 basis points:
Western Continental Europe	(0.9)	(0.8)
Other[1]	(0.5)	(0.6)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	1.1	0.7
Western Continental Europe	2.1	1.9
Decrease by 25 basis points:
UK	(0.7)	(0.6)
Western Continental Europe	(2.0)	(1.9)
Life expectancy
Increase in longevity by one additional year:
UK	14.0	11.7
North America	5.9	5.9
Western Continental Europe	4.8	4.3

Note

[1]	Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

24. Provision for post-employment benefits (continued)

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2020 £m	%	2019 £m	%	2018 £m	%
Equities	41.6	6.7	55.5	9.1	76.5	9.1
Bonds	284.2	46.1	272.5	44.8	544.9	64.8
Insured annuities[1]	252.8	41.0	239.1	39.3	90.9	10.8
Property	0.7	0.1	0.7	0.1	0.9	0.1
Cash	14.7	2.4	17.7	2.9	31.1	3.7
Other	22.6	3.7	23.0	3.8	96.3	11.5
Total fair value of assets	616.6	100.0	608.5	100.0	840.6	100.0
Present value of liabilities	(772.7)		(767.5)		(1,024.0)
Deficit in the plans	(156.1)		(159.0)		(183.4)
Irrecoverable surplus	(0.6)		–		(0.9)
Net liability[2]	(156.7)		(159.0)		(184.3)
Plans in surplus	27.2		20.6		42.8
Plans in deficit	(183.9)		(179.6)		(227.1)

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

[2]	The related deferred tax asset is discussed in note 17.

All plan assets have quoted prices in active markets with the exception of insured annuities and other assets.

Surplus/(deficit) in plans by region	2020 £m	2019 £m	2018 £m
UK	0.7	0.3	33.7
North America	(37.9)	(45.2)	(68.7)
Western Continental Europe	(85.9)	(79.4)	(104.6)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(33.0)	(34.7)	(43.8)
Deficit in the plans	(156.1)	(159.0)	(183.4)

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

	2020 Surplus/ (deficit) £m	2020 Present value of liabilities £m	2019 Surplus/ (deficit) £m	2019 Present value of liabilities £m	2018 Surplus/ (deficit) £m	2018 Present value of liabilities £m
Funded plans by region
UK	0.7	(262.7)	0.3	(247.6)	33.7	(290.5)
North America	17.4	(271.8)	12.8	(286.2)	(4.6)	(375.3)
Western Continental Europe	(38.6)	(84.3)	(33.3)	(77.6)	(35.8)	(168.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.8)	(24.1)	(3.6)	(20.9)	(6.6)	(19.7)
Deficit/liabilities in the funded plans	(26.3)	(642.9)	(23.8)	(632.3)	(13.3)	(853.9)

Unfunded plans by region
North America	(55.3)	(55.3)	(58.0)	(58.0)	(64.1)	(64.1)
Western Continental Europe	(47.3)	(47.3)	(46.1)	(46.1)	(68.8)	(68.8)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(27.2)	(27.2)	(31.1)	(31.1)	(37.2)	(37.2)
Deficit/liabilities in the unfunded plans	(129.8)	(129.8)	(135.2)	(135.2)	(170.1)	(170.1)

Deficit/liabilities in the plans	(156.1)	(772.7)	(159.0)	(767.5)	(183.4)	(1,024.0)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

Continuing operations	2020 £m	2019 £m	2018 £m
Service cost[1]	12.0	12.9	12.0
Administrative expenses	1.9	1.9	2.2
Charge to operating profit	13.9	14.8	14.2
Net interest expense on pension plans	2.9	3.5	3.6
Charge to profit before taxation for defined benefit plans	16.8	18.3	17.8

Note

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.

The following table shows the breakdown of amounts recognised in the consolidated statement of comprehensive income (OCI):

	2020 £m	2019 £m	2018 £m
Return on plan assets (excluding interest income)	57.2	16.7	(43.9)
Changes in demographic assumptions underlying the present value of the plan liabilities	3.8	5.9	3.8
Changes in financial assumptions underlying the present value of the plan liabilities	(54.0)	(64.3)	45.2
Experience (loss)/gain arising on the plan liabilities	(4.4)	5.1	3.8
Change in irrecoverable surplus	(0.6)	–	–
Actuarial gain/(loss) recognised in OCI	2.0	(36.6)	8.9

24. Provision for post-employment benefits (continued)

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2020 £m	2019 £m	2018 £m
Plan liabilities at beginning of year	767.5	1,024.0	1,135.4
Service cost[1]	12.0	14.9	15.5
Interest cost	17.0	26.2	30.7
Actuarial (gain)/loss:
Effect of changes in demographic assumptions	(3.8)	(5.9)	(3.8)
Effect of changes in financial assumptions	54.0	64.3	(45.2)
Effect of experience adjustments	4.4	(5.1)	(3.8)
Benefits paid[2]	(59.6)	(140.8)	(75.6)
(Gain)/loss due to exchange rate movements	(4.2)	(22.7)	30.0
Settlement payments[3]	(17.0)	(47.4)	(70.4)
Transfer to disposal group classified as held for sale	–	(148.0)	–
Other[4]	2.4	8.0	11.2
Plan liabilities at end of year	772.7	767.5	1,024.0

Notes

[1]	Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
[2]	In 2019, there was an amendment to a United States defined benefit plan that allowed certain participants to receive immediate lump sum pay-outs, which totalled £69.7 million.
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

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2020 £m	2019 £m	2018 £m
Fair value of plan assets at beginning of year	608.5	840.6	930.0
Interest income on plan assets	14.1	22.4	26.3
Return on plan assets (excluding interest income)	57.2	16.7	(43.9)
Employer contributions	20.3	37.1	44.9
Benefits paid[1]	(59.6)	(140.8)	(75.6)
(Loss)/gain due to exchange rate movements	(6.8)	(15.7)	23.0
Settlement payments[2]	(17.0)	(47.4)	(70.4)
Administrative expenses	(1.9)	(2.1)	(3.4)
Transfer to disposal group classified as held for sale	–	(111.1)	–
Other[3]	1.8	8.8	9.7
Fair value of plan assets at end of year	616.6	608.5	840.6
Actual return on plan assets	71.3	39.1	(17.6)

Notes

[1]	In 2019, there was an amendment to a United States defined benefit plan that allowed certain participants to receive immediate lump sum pay-outs, which totalled £69.7 million.
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

Notes to the consolidated financial statements (continued)

25. Risk management policies (continued)

25. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2020 were primarily made up of $2,167 million, £1,094 million and €2,600 million (2019: $1,563 million, £844 million and €2,600 million). The Group’s average gross debt during the course of 2020 was $2,311 million, £999 million and €2,409 million (2019: $2,509 million, £947 million and €3,128 million).

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

Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.06% for an average period of 70 months; 100% of the sterling debt is at a fixed rate of 3.21% for an average period of 167 months; 90.4% of the euro debt is at fixed rates averaging 2.20% for an average period of 79 months and 9.6% of the euro debt is at floating rates averaging 0.04% for an average of 15 months.

Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs; (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the Covid-19 pandemic compared to 2020; and considering the Group’s bank covenant and liquidity headroom and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through costs up to a decline of 30% compared with the year ended 31 December 2020 and a number of mitigating cost actions that are available to the Company. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

At 31 December 2020, the Group has access to £7.1 billion of committed facilities with maturity dates spread over the years 2021 to 2046 as illustrated below:

		2021 £m	2022 £m	2023 £m	2024 £m	2025+ £m
£ bonds £400m (2.875% 2046)	400.0					400.0
US bond $220m (5.625% 2043)	160.8					160.8
US bond $93m (5.125% 2042)	67.9					67.9
£ bonds £250m (3.75% 2032)	250.0					250.0
Eurobonds €600m (1.625% 2030)	537.3					537.3
Eurobonds €750m (2.375% 2027)	671.7					671.7
Eurobonds €750m (2.25% 2026)	671.7					671.7
Eurobonds €500m (1.375% 2025)	447.8					447.8
Bank revolver ($2,500m 2025)	1,828.8					1,828.8
US bond $750m (3.75% 2024)	548.6				548.6
Eurobonds €750m (3.0% 2023)	671.7			671.7
US bond $500m (3.625% 2022)	365.8		365.8
Eurobonds €250m (3m EURIBOR + 0.45% 2022)	223.9		223.9
Bank revolver (A$150m 2021, A$270m 2023)	236.7	84.5		152.2
Total committed facilities available	7,082.7	84.5	589.7	823.9	548.6	5,036.0
Drawn down facilities at 31 December 2020	5,059.5	42.3	589.7	671.7	548.6	3,207.2
Undrawn committed credit facilities	2,023.2

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

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 27 and 28.

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 26.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 7% of total trade receivables as at 31 December 2020.

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

	2020 £m	2019[1] £m
US dollar	159.1	240.5
Euro	167.2	153.0

Note

1 Figures have been restated as described in the accounting policies.

Notes to the consolidated financial statements (continued)

25. Risk management policies (continued)

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2020 would increase profit before tax by approximately £40.9 million (2019: £22.6 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

26. Financial instruments

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

The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange movements on its borrowings. Contracts due in November 2023 have receipts of €500.0 million and payments of $604.2 million.

At 31 December 2020, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £1.6 million (2019: £21.2 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £9.6 million (2019: £nil) assets included in trade and other receivables and £11.2 million (2019: £21.2 million) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a credit of £9.7 million (2019: £nil) for net investment hedges and a debit of £5.9 million (2019: £nil) for cash flow hedges. 2019 figures have been restated as described in the accounting policies.

Changes in the fair value relating to the ineffective portion of the currency derivatives that are designated hedges amounted to £nil (2019: £nil) At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £304.6 million (2019: £151.7 million). The Group estimates the fair value of these contracts to be a net liability of £1.6 million (2019: £0.1 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowing. There were no interest rate swaps in existence throughout 2020. During 2019, the Group terminated contracts that had a nominal value of $812 million which had fixed rate receipts of 4.75% and floating interest payments averaging LIBOR plus 2.34% until November 2021. The Group also terminated contracts in 2019 that had a nominal value of $500 million which had fixed rate receipts of 3.63% and floating interest payments averaging LIBOR plus 1.52% until September 2022.

26. Financial instruments (continued)

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2020
Other investments	–	263.3	124.0	–	387.3
Cash and short-term deposits	–	–	–	12,899.1	12,899.1
Bank overdrafts, bonds and bank loans	–	–	–	(8,619.2)	(8,619.2)
Bonds and bank loans	–	–	–	(4,975.5)	(4,975.5)
Trade and other receivables: amounts falling due within one year	–	–	–	6,989.3	6,989.3
Trade and other receivables: amounts falling due after more than one year	–	–	–	110.1	110.1
Trade and other payables: amounts falling due within one year	–	–	–	(10,268.0)	(10,268.0)
Trade and other payables: amounts falling due after more than one year	–	–	–	(0.9)	(0.9)
Derivative assets	9.6	0.2	–	–	9.8
Derivative liabilities	(6.3)	(6.7)	–	–	(13.0)
Payments due to vendors (earnout agreements) (note 20)	–	(114.3)	–	–	(114.3)
Liabilities in respect of put options	–	(110.7)	–	–	(110.7)
	3.3	31.8	124.0	(3,865.1)	(3,706.0)

Notes to the consolidated financial statements (continued)

26. Financial instruments (continued)

	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m
2019
Other investments	255.7	242.6	–	498.3
Cash and short-term deposits[1]	–	–	11,305.7	11,305.7
Bank overdrafts, bonds and bank loans[1]	–	–	(8,798.0)	(8,798.0)
Bonds and bank loans	–	–	(4,047.3)	(4,047.3)
Trade and other receivables: amounts falling due within one year	–	–	7,530.8	7,530.8
Trade and other receivables: amounts falling due after more than one year	–	–	59.3	59.3
Trade and other payables: amounts falling due within one year	–	–	(10,191.6)	(10,191.6)
Trade and other payables: amounts falling due after more than one year	–	–	(2.6)	(2.6)
Derivative assets	1.4	–	–	1.4
Derivative liabilities[1]	(22.7)	–	–	(22.7)
Payments due to vendors (earnout agreements) (note 20)[1]	(243.7)	–	–	(243.7)
Liabilities in respect of put options[1]	(204.5)	–	–	(204.5)
	(213.8)	242.6	(4,143.7)	(4,114.9)

Note

[1]	Figures have been restated as described in the accounting policies.

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

	Level 1 £m	Level 2 £m	Level 3 £m
2020
Derivatives in designated hedge relationships
Derivative assets	–	9.6	–
Derivative liabilities	–	(6.3)	–
Held at fair value through profit or loss
Other investments	0.1	–	263.2
Derivative assets	–	0.2	–
Derivative liabilities	–	(6.7)	–
Payments due to vendors (earnout agreements) (note 20)	–	–	(114.3)
Liabilities in respect of put options	–	–	(110.7)
Held at fair value through other comprehensive income
Other investments	20.6	–	103.4

26. Financial instruments (continued)

	Level 1 £m	Level 2[1] £m	Level 3[1] £m
2019
Held at fair value through profit or loss
Other investments	–	–	255.7
Derivative assets	–	1.4	–
Derivative liabilities	–	(22.7)	–
Payments due to vendors (earnout agreements) (note 20)	–	–	(243.7)
Liabilities in respect of put options	–	–	(204.5)
Held at fair value through other comprehensive income
Other investments	42.2	–	200.4

Note

[1]	Figures have been restated as described in the accounting policies.

There have been no transfers between these levels in the years presented.

Reconciliation of level 3 fair value measurements1:

	Liabilities in respect of put options[2] £m	Other investments £m
1 January 2019	(208.0)	538.2
(Losses)/gains recognised in the income statement	(30.1)	9.1
Losses recognised in other comprehensive income	–	(55.4)
Exchange adjustments	6.9	–
Additions	(34.8)	18.2
Disposals	–	(53.4)
Cancellations	9.7	–
Transfer to disposal group classified as held for sale	31.0	(0.6)
Settlements	20.8	–
31 December 2019	(204.5)	456.1
Gains recognised in the income statement	12.3	7.9
Losses recognised in other comprehensive income	–	(106.1)
Exchange adjustments	2.3	–
Additions	(4.2)	15.9
Disposals	–	(7.0)
Reclassification from other investments to interests in associates	–	(0.2)
Cancellations	30.5	–
Settlements	52.9	–
31 December 2020	(110.7)	366.6

Notes

[1]	The reconciliation of payments due to vendors (earnout agreements) is presented in note 20.
[2]	Figures have been restated as described in the accounting policies.

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32. After recognition, the liability is remeasured in accordance with IFRS 9 and is subject to the estimation of future performance of the business acquired. Changes in the estimation result in re-measurement of the liability through the income statement. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2020, the weighted average growth rate in estimating future financial performance was 14.8% (2019: 19.5%), which reflects the prevalence of acquisitions in the faster-growing markets and new media sectors. The decrease in the weighted average growth rate from 19.5% to 14.8% is due primarily to completed, settled or cancelled obligations and partially due to the effects of Covid-19 to the future financial performance of the entity. The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2020 was approximately 4.0% (2019: 3.2%).

Notes to the consolidated financial statements (continued)

26. Financial instruments (continued)

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £1.5 million (2019: £3.8 million) and £1.4 million (2019: £6.6 million), respectively. A 0.5 percentage point increase or decrease in the risk-adjusted discount rate would decrease or increase the combined liabilities by approximately £2.0 million (2019: £3.9 million) and £2.0 million (2019: £4.0 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of 0.5 times revenue would result in an increase or decrease in the value of investments of £24.2 million, which would result in a credit or charge to the income statement of £1.5 million and equity of £22.7 million. The sensitivity to changes in unobservable inputs is specific to each individual investment.

27. Authorised and issued share capital

Authorised
At 1 January 2018	1,750,000,000	175.0
At 31 December 2018	1,750,000,000	175.0
At 31 December 2019	1,750,000,000	175.0
At 31 December 2020	1,750,000,000	175.0

Issued and fully paid
At 1 January 2018	1,332,511,552	133.3
Exercise of share options	166,675	–
At 31 December 2018	1,332,678,227	133.3
Exercise of share options	75,625	–
Share cancellations	(4,586,039)	(0.5)
At 31 December 2019	1,328,167,813	132.8
Exercise of share options	1,000	–
Share cancellations	(32,088,571)	(3.2)
At 31 December 2020	1,296,080,242	129.6

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group’s share-based incentive plans.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2020 was 4,863,244 (2019: 9,219,837), and £38.9 million (2019: £98.3 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2020 was 70,748,100 (2019: 70,787,730) and £566.0 million (2019: £755.0 million) respectively.

Share options

WPP Executive Share Option Scheme (WPP)

As at 31 December 2020, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023

27. Authorised and issued share capital (continued)

WPP Worldwide Share Ownership Programme (WWOP)

As at 31 December 2020, unexercised options over ordinary shares of 1,330,679 and unexercised options over ADRs of 233,799 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
45,325	6.268	2014 - 2021
7,250	6.268	2015 - 2021
88,604	8.458	2015 - 2022
28,125	13.145	2017 - 2021
897,100	13.145	2017 - 2024
4,250	13.145	2018 - 2024
259,150	13.505	2016 - 2023
875	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
14,930	49.230	2014 - 2021
25,234	67.490	2015 - 2022
105,545	102.670	2017 - 2024
88,090	110.760	2016 - 2023

WPP Share Option Plan 2015 (WSOP)

As at 31 December 2020, unexercised options over ordinary shares of 11,276,225 and unexercised options over ADRs of 1,332,900 have been granted under the WPP Share Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
14,875	7.344	2023 - 2027
3,109,225	7.344	2023 - 2030
10,500	8.372	2021 - 2025
1,920,375	8.372	2021 - 2028
12,375	9.600	2022 - 2026
2,336,975	9.600	2022 - 2029
10,375	13.085	2020 - 2024
1,538,225	13.085	2020 - 2027
37,625	15.150	2018 - 2022
1,042,700	15.150	2018 - 2025
5,125	15.150	2019 - 2025
8,125	17.055	2019 - 2023
1,229,725	17.055	2019 - 2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
364,225	48.950	2023 - 2030
229,810	53.140	2021 - 2028
287,790	62.590	2022 - 2029
180,155	88.260	2020 - 2027
150,955	105.490	2020 - 2026
119,965	115.940	2018 - 2025

The aggregate status of the WPP Share Option Plans during 2020 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2020	Granted	Exercised	Forfeited	Outstanding 31 December 2020	Exercisable 31 December 2020
WPP	6,741	–	–	–	6,741	–
WWOP	4,701,924	–	(1,000)	(2,201,250)	2,499,674	127,225
WSOP	20,397,150	4,990,300	–	(7,446,725)	17,940,725	6,094,275
	25,105,815	4,990,300	(1,000)	(9,647,975)	20,447,140	6,221,500

Notes to the consolidated financial statements (continued)

27. Authorised and issued share capital (continued)

Weighted-average exercise price for options over

	1 January 2020	Granted	Exercised	Forfeited	Outstanding 31 December 2020	Exercisable 31 December 2020
Ordinary shares (£)
WPP	9.355	–	–	–	9.355	–
WWOP	12.421	–	6.268	12.229	12.631	6.268
WSOP	12.121	7.344	–	12.530	10.596	7.344
ADRs ($)
WWOP	96.744	–	–	94.083	98.509	49.230
WSOP	79.798	48.950	–	82.605	70.363	50.571

Options over ordinary shares

Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
6.268-17.055	10.810	91

Options over ADRs

Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
48.950-115.940	74.563	89

As at 31 December 2020 there was £7.2 million (2019: £7.3 million) of total unrecognised compensation costs related to share options. That cost is expected to be recognised over a weighted average period of 20 months (2019: 19 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2020	2019	2018
Fair value of UK options (shares)	128.0p	117.0p	107.0p
Fair value of US options (ADRs)	$8.95	$8.49	$8.09
Weighted average assumptions
UK risk-free interest rate	-0.02%	0.57%	0.78%
US risk-free interest rate	0.31%	1.61%	2.74%
Expected life (months)	48	48	48
Expected volatility	34%	24%	24%
Dividend yield	4.2%	3.8%	3.5%

Options are issued at an exercise price equal to market value on the date of grant.

The average share price of the Group for the year ended 31 December 2020 was £6.96 (2019: £9.39, 2018: £11.56) and the average ADR price for the same period was $44.56 (2019: $59.93, 2018: $77.31).

Expected volatility is sourced from external market data and represents the historical volatility in the Company’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historical exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

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

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to Parent Company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, the stock option will vest automatically.

The Group grants stock options with a life of ten years, including the vesting period.

28. Other reserves

Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve[1] £m	Revaluation Reserve	Translation reserve[1] £m	Total other reserves[1] £m
1 January 2018	2.7	(212.1)	303.4	1,025.1	1,119.1
Exchange adjustments on foreign currency net investments	–	–	–	275.0	275.0
Accounting policy change (IFRS 9)[2]	–	–	(303.4)	(104.0)	(407.4)
Recognition and remeasurement of financial instruments	–	(24.3)	–	–	(24.3)
31 December 2018	2.7	(236.4)	–	1,196.1	962.4
Exchange adjustments on foreign currency net investments	–	–	–	(607.1)	(607.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	–	(284.0)	(284.0)
Share cancellations	0.5	–	–	–	0.5
Recognition and remeasurement of financial instruments	–	10.6	–	–	10.6
Share purchases – close period commitments	–	(252.3)	–	–	(252.3)
31 December 2019	3.2	(478.1)	–	305.0	(169.9)
Exchange adjustments on foreign currency net investments	–	–	–	27.5	27.5
Exchange adjustments recycled to the income statement on disposal of discontinued operations	–	–	–	(20.6)	(20.6)
Share cancellations	3.2	–	–	–	3.2
Recognition and remeasurement of financial instruments	–	103.5	–	–	103.5
Share purchases – close period commitments	–	252.3	–	–	252.3
31 December 2020	6.4	(122.3)	–	311.9	196.0

Note

[1]	Figures have been restated as described in the accounting policies.
[2]	Due to the adoption of IFRS 9, cumulative gains and losses on revaluation of available for sale investments have been transferred to retained earnings.

29. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved

Notes to the consolidated financial statements (continued)

29. Acquisitions (continued)

until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3.

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients.

Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed in the year ended 31 December 2020 or between 31 December 2020 and the date the financial statements have been authorised for issue. There were no material acquisitions completed in the year ended 31 December 2019.

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

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items. None of these were material in the period after 5 December 2019, when Kantar became an associate, to 31 December 2019, or in 2020.

In 2020, revenue of £90.6 million was reported in relation to Compas, an associate in the United States. All other transactions in the periods presented were immaterial.

The following amounts were outstanding at 31 December:

	2020 £m	2019 £m
Amounts owed by related parties
Kantar	39.0	87.5
Other	27.9	87.5
	66.9	175.0
Amounts owed to related parties
Kantar	(5.6)	(36.5)
Other	(36.0)	(49.6)
	(41.6)	(86.1)

31. Reconciliation of operating profit to headline operating profit

Reconciliation of operating (loss)/profit to headline operating profit:

Continuing operations	2020 £m	2019 £m	2018[1] £m
Operating (loss)/profit	(2,278.1)	1,295.9	1,245.3
Amortisation and impairment of acquired intangible assets	89.1	121.5	201.8
Goodwill impairment	2,822.9	47.7	176.5
Gains on disposal of investments and subsidiaries	(7.8)	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.6)	(0.4)	(2.0)
Investment and other write-downs	296.2	7.5	2.0
Litigation settlement	25.6	(16.8)	–
Gain on sale of freehold property in New York	–	(7.9)	–
Restructuring and transformation costs	80.7	153.5	265.5
Restructuring costs in relation to Covid-19	232.5	–	–
Headline operating profit	1,260.5	1,560.6	1,651.2

Note

[1]	Figures have been restated as described in the accounting policies.

Headline operating profit is one of the metrics that management uses to assess the performance of the business.