Form 20-F
period 2021-12-31
WPP plc
filed 2022-04-06
CIK 806968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________
For the transition period from _________ to _________
Commission file number 001-38303
WPP plc
(Exact Name of Registrant as specified in its charter)
Jersey
(Jurisdiction of incorporation or organization)
Sea Containers, 18 Upper Ground
London, United Kingdom, SE1 9GL
(Address of principal executive offices)
Andrea Harris
Group Chief Counsel
Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL
Telephone: +44(0) 20 7282 4600
E-mail: andrea.harris@wpp.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Ordinary Shares of 10p each	WPP	London Stock Exchange
American Depositary Shares, each representing five Ordinary Shares (ADSs)	WPP	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
___________________________________________
(Title of Class)
Not applicable
____________________________________________
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
____________________________________________
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At December 31, 2021, the number of outstanding ordinary shares was 1,153,969,597 which included at such date 70,902,035 ordinary shares represented by 14,180,407 ADSs.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

Forward-Looking Statements
In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise specified, content on hyperlinked websites is not incorporated by reference and does not form a part of this Annual Report on Form 20-F.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Overview
WPP plc and its subsidiaries (WPP) is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services across digital and traditional platforms. At 31 December 2021, the Group, excluding associates, had 109,382 employees. For the year ended 31 December 2021, the Group had revenue of £12,801.1 million and operating profit of £1,229.0 million.
Unless the context otherwise requires, the terms “Company”, “Group” and “Registrant” as used herein shall also mean WPP.
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The Company is subject to a variety of possible risks that could adversely impact its revenues, results of operations, reputation or financial condition. Some of these risks relate to the industries in which the Company operates while others are more specific to the Company. The table below sets out principal risks the Company has identified that could adversely affect it. See also the discussion of Forward-Looking Statements preceding Item 1 of this Annual Report on Form 20-F.

Principal risk	Potential impact
Covid-19 Pandemic
The extent of the continued impact of the Covid-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, any existing or new variants, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients’ spending plans.	The Covid-19 pandemic and any new variants and the measures to contain its spread, may have a continuing adverse effect on our business, revenues, results of operations and financial condition and prospects.
Strategic risks
The failure to successfully complete the strategic plan updated in December 2020 to return the business to sustained growth and simplify our structure.	A failure or delay in implementing or realising the benefits from the transformation plan and/or returning the business to sustained growth may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

Principal risk	Potential impact
Operational risks
Clients
We compete for clients in a highly competitive industry which has been evolving and undergoing structural change. Client loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to recessionary economic conditions triggered by the pandemic, the invasion of Ukraine by Russia, or a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.
The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services and consultants and consulting internet companies.
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
There are a range of different impacts on our clients globally as a consequence of the pandemic and the geopolitical and economic consequences of the invasion of Ukraine and imposition of sanctions. In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.

We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.
A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 15% of revenues in the year ended 31 December 2021. Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

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
The Group has in the past and may in the future experience a cyber-attack which results in disruption to one or more of our businesses or the security of data being compromised.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data. A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.
The imposition of sanctions following the Russian invasion of Ukraine has triggered an increase in cyber-attacks generally.

Financial risks
Economic and Credit risk
Economic conditions have a direct impact on our business, results of operations and financial position. Adverse economic conditions, including those caused by the pandemic, invasion of Ukraine by Russia, severe and sustained inflation in key markets where we operate, supply chain issues affecting the distribution of our clients’ products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations. We are subject to credit risk through the default of a client or other counterparty.
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

Principal risk	Potential impact
Internal controls
Our performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.
We have previously identified material weaknesses in our internal control over financial reporting. If we failed to properly remediate these material weaknesses or new material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Failure to ensure that our businesses have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.
As disclosed in Item 15, in connection with the Group’s assessment of the effectiveness of internal control over financial reporting as of 31 December 2020, we previously identified material weaknesses in our internal control over financial reporting with respect to management’s review of the impairment assessment of intangible assets and goodwill (specifically the selection of appropriate discount rates for use in the impairment calculations, the determination of the appropriateness of the cash flow periods and associated discounting and determination of the assumptions in respect of working capital cash flows, in each case used in the impairment calculation); the design and implementation of internal controls to ensure that the complex accounting matters and judgements are assessed against the requirements of IFRS and to reflect changes in the applicable accounting standards and interpretations or changes in the underlying business on a timely basis; and our net investment hedging arrangements (specifically concerning the eligibility of hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and the review of the impact of changes in internal financing structures on such hedging relationships). We implemented remedial measures during 2021 and believe that we have remediated each of these material weaknesses such that our internal control over financial reporting is effective as at 31 December 2021.
If the remedial measures were ultimately insufficient to address the material weaknesses, or if additional material weaknesses in internal control are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected. In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group’s ADSs and ordinary shares.

Compliance risks
Data Privacy
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:
-     Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches
-     Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (eg EU adequacy decisions, CJEU Schrems II decision)

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:
-     The Group has in the past and may in the future experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects
-     Restrictions or limitations on international data transfers could have an adverse effect on our business and operations

Taxation
We may be subject to regulations restricting our activities or effecting changes in taxation.	Changes in local or international tax rules, for example as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules, or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.
Regulatory
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which we operate.	We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International. Failure to comply or to create a culture opposed to corruption or failing to instil business practices that prevent corruption has previously and could expose us to civil and criminal sanctions.

Principal risk	Potential impact
Sanctions
We are subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

The Russian invasion of Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.	Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the United States courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.
Emerging risks
Increased frequency of extreme weather and climate-related natural disasters.	This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety of our people and significantly disrupt our operations. At present 10% of our headcount is located in countries at “extreme” risk from the physical impacts of climate change in the next 30 years.
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.	As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving unsustainable consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups who are not actively decarbonising. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.
Changes in regulation and reporting standards.	We could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet its net zero commitments.

Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.
ITEM 4. INFORMATION ON THE COMPANY
WPP is a leading worldwide creative transformation company offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. The Company provides these services through a number of established global, multinational and national operating companies that are organised into three reportable segments. The largest reportable segment is Global Integrated Agencies, which accounted for approximately 85% of the Company’s revenues in 2021. The remaining 15% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. Excluding associates, the Company currently employs approximately 109,000 people in 112 countries.
The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2021 the Company had a market capitalisation of approximately £12.919 billion.
The Company’s executive office is located at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL, Tel: +44 (0)20 7282 4600 and its registered office is located at 13 Castle Street, St Helier, Jersey, JE1 1ES.
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
Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as Wunderman Thompson LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ Limited) in 2016. During 2018, the Company focused on simplifying its organisation with the completion of the merger of VML and Y&R to create VMLY&R as well as the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe (BCW). The merger of Wunderman and J. Walter Thompson to create Wunderman Thompson began at the end of 2018 and was finalized in 2019. In December 2019, the Company sold 60% of the Kantar group to Bain Capital Private Equity. In May 2021 WPP completed the acquisition of the remaining shares in WPP AUNZ Limited (WPP AUNZ) by way of a scheme of arrangement. During 2020, the Group announced the intention to combine Grey and AKQA into AKQA Group, and to bring Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result, AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies.
The Company paid £453.3 million in 2021 and received £13.3 million and £1,917.0 million related to acquisitions and disposals in 2020 and 2019, respectively, including proceeds on disposal of investments and subsidiaries, payments in respect of earnout payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £293.1 million, £272.7 million and £394.1 million, respectively, and cash spent on share repurchases and buybacks was £818.5 million, £290.2 million and £43.8 million, respectively.
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
B. Business Overview
Introduction
Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, free cash flow and adjusted net debt and average adjusted net debt, which we define, explain the use of and reconcile to the nearest IFRS measure on pages 22 to 25.
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
In the calculation of headline profit, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.
The exclusion of certain adjusting items may result in headline profit measures being materially higher or lower than reported profit measures, for example when significant impairments or restructuring charges are excluded but the related benefits are included, headline profit measures will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
The Company is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services.
A key element of our strategy is to align our technology capabilities more closely with our creative expertise, and to simplify WPP through the creation of fewer, stronger, integrated agencies. During 2021, we achieved many significant wins in pitches, from media, creative and PR to design, technology and production, culminating in WPP’s appointment as The Coca-Cola Company’s Global Marketing Network Partner. Other major cross-agency wins included AstraZeneca, Beiersdorf, L’Oréal, Sainsbury’s, TD Bank and Under Armour. Overall, on new business in 2021, we ranked as number one for both creative and media wins according to R3, with a total of $8.7 billion of net new business won.
Global Integrated Agencies
The principal functions of integrated agencies are the planning and creation of marketing and branding campaigns, design and production of advertisements across all media, and media buying services including strategy & business development, media investment, data & technology and content. In 2021, WPP’s integrated agency networks included Ogilvy, VMLY&R, Wunderman Thompson, AKQA Group, GroupM, and Hogarth.
Public Relations
WPP’s public relations companies advise clients who are seeking to communicate with a range of stakeholders from consumers to governments and the business and financial communities. Our public affairs companies include Burson Cohn & Wolfe (BCW), Finsbury Glover Hering & Sard Verbinnen & Co, and Hill+Knowlton Strategies. The majority of their work takes place in the United States, the UK and the EU, although many clients are multinational businesses operating in many countries.
Specialist Agencies
Our specialist agencies provide services by region or type. In 2021, they included the brand consultancies Landor & Fitch, Superunion, and the specialist healthcare media business CMI.
During 2020, we announced that we would bring together Grey and AKQA under the AKQA Group, and we brought Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA Group, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figures have been re-presented to reflect these changes.

The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs from continuing operations attributable to each reportable segment in which the Company operates.

Revenue[1]	2021		2020		2019
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	10,836.3	84.7	10,265.5	85.6	11,269.2	85.2
Public Relations	959.0	7.4	892.9	7.4	956.5	7.2
Specialist Agencies	1,005.8	7.9	844.4	7.0	1,008.4	7.6
Total	12,801.1	100.0	12,002.8	100.0	13,234.1	100.0
1Intersegment sales have not been separately disclosed as they are not material.

Revenue less pass-through costs[1]	2021		2020		2019
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	8,638.7	83.1	8,194.2	84.0	9,090.4	83.8
Public Relations	909.7	8.7	854.4	8.7	898.0	8.3
Specialist Agencies	848.8	8.2	713.4	7.3	858.1	7.9
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs from continuing operations attributable to each geographic area in which the Company operates and demonstrates the Company’s regional diversity.

Revenue[1]	2021		2020		2019
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,494.2	35.1	4,464.9	37.3	4,854.7	36.7
United Kingdom	1,866.9	14.6	1,637.0	13.6	1,797.1	13.6
Western Continental Europe	2,786.3	21.8	2,441.6	20.3	2,628.8	19.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,653.7	28.5	3,459.3	28.8	3,953.5	29.9
Total	12,801.1	100.0	12,002.8	100.0	13,234.1	100.0
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £4,220.8 million (2020: £4,216.1 million, 2019: £4,576.5 million).

Revenue less pass-through costs[1]	2021		2020		2019
	£m	% of total	£m	% of total	£m	% of total
North America[2]	3,849.2	37.0	3,743.4	38.4	4,034.3	37.2
United Kingdom	1,414.3	13.6	1,233.8	12.6	1,390.1	12.8
Western Continental Europe	2,225.4	21.4	2,019.4	20.7	2,176.4	20.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,908.3	28.0	2,765.4	28.3	3,245.7	29.9
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
2North America includes the United States with revenue less pass-through costs of £3,597.4 million (2020: £3,524.8 million, 2019: £3,806.3 million).
WPP Head Office
The central functions of WPP, with the principal executive office in London, are to develop the strategy of the Company, coordinate the provision of services to cross-Company clients, perform a range of cross-Company functions in areas such as new business, talent recruitment and development, training, IT, finance, audit, legal affairs, mergers & acquisitions (M&A), property, sustainability, investor relations and communications, promote best practice in areas such as our agencies’ approach to diversity and inclusion, drive operating efficiencies and monitor the financial performance of WPP’s operating companies.
Our strategy
It has been three years since we set out our strategy to return WPP to growth. 2021 was an outstanding year for WPP. As clients seek to accelerate their growth and transform how they reach customers, the depth, breadth and global scale of our offer – which combines creativity with technology and data, through Choreograph, and the largest global media platform in GroupM – is proving its value for existing and new clients. The talent, dynamism and commitment of our people have also shone through. Our extensive partnership with The Coca-Cola Company, the expansion of our work with Google and the continuation of our longstanding relationship with Unilever demonstrate the value that three of the world’s leading marketing organisations place in WPP.

We have made substantial strategic progress, creating the world’s leading board-level communications firm through the merger of Finsbury Glover Hering and Sard Verbinnen, and acquiring capabilities in AI, commerce and technology services to leverage across all of WPP for future growth. Cash generation continues to be very strong, underpinned by efficiencies achieved in our transformation programme, allowing us to make significant investments in our offer and reward our people for their huge contribution, while returning over £1 billion in cash to shareholders through dividends and share buybacks. The five elements of our corporate strategy are:
•Vision & Offer. A vision developed with our people and clients and a modern offer to meet the needs of a rapidly changing market.
•Creativity. A renewed commitment to creativity, WPP’s most important competitive advantage.
•Data & Technology. Harnessing the strength of marketing and advertising technology, and our unique partnerships with leading technology firms.
•Simpler Structure. Reducing complexity and ensuring our clients can access the best resources from across the Company.
•People & Culture. Investment in our people, culture and values to ensure WPP is the natural home for the best and brightest talent.
Sustainability
Our sustainability strategy directs us to use the power of creativity to build better futures for our people, planet, clients and communities, and supports all five elements of our corporate strategy. Our sustainability strategy sets out the action we are taking to be the employer of choice for all people, knowing that when all our people feel secure, safe and confident to share their ideas, it has a direct impact on creativity and the power of collaboration. It shows how we are tackling the greatest environmental challenges we face, committing to reach net zero carbon emissions across our supply chain by 2030.
Our clients are increasingly focused on how to ensure their own targets, from combatting climate change to tackling inequity, translate into tangible change. We are building our skills and capacity to assist them on their own sustainability journeys.
The greatest impact we have is through our work for clients, which reaches billions of people and – through its influence on consumer choice, behaviour and outlook – has the power to bring about positive change. We are proud to partner with the United Nations, especially the World Health Organization (WHO) and UN Women, to use our creativity and expertise to support their work.

These commitments are not just the right thing to do; they are cutting through with our clients and people, who want to work with and for companies that share their values and help them to achieve their own goals.
There has never been a better time to seize the opportunities before us. We are determined to do our very best to realise this potential.
Our sustainability strategy is aligned to all five elements of our corporate strategy:
•Vision & Offer.
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
•Creativity.
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
Diverse, equitable and inclusive teams: Diversity and difference power creativity. We foster an inclusive culture across WPP: one that is equitable and respectful of diverse thoughts and individual expression. We want all of our people to feel valued and able to fulfil their potential, regardless of background, lived experience, sex, gender, race and ethnicity, thinking style, sexual orientation, age, religion, disability, family status and so much more.

•Data & Technology.
Privacy and data ethics: Data – including consumer data – can play an essential role in our work for clients. Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients. We have a responsibility to look after this data carefully, to collect data only when needed and with consent where required, and to store and transfer data securely.
•Simpler Structure.
Net zero campuses: Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We continue to move employees into campuses, closing multiple smaller sites and replacing them with fewer, larger, more environmentally friendly buildings that offer modern, world-class workspaces. By 2025, we expect 85,000 of our people will work in at least 65 net zero campuses powered by renewable electricity.
•People & Culture.
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
People
•Our success is powered by our people. This year we have launched and developed a number of initiatives across our agencies to foster an open and inclusive culture. The pilot of our Inclusive Leadership in a Hybrid World programme equipped 1,000 managers across five companies and four countries with a roadmap to becoming a more inclusive leader. Our long-term goal is to make this learning experience available to everyone across WPP, starting with 40,000 managers globally in 2022.
•In 2021, we invested £29.7 million in learning and development opportunities for our people.
•We continue to focus on driving greater gender balance throughout the company. Half (52%) of our senior managers are women. In 2021, the proportion of women in executive leadership roles slightly decreased to 39% (2020: 40%), and within this we increased the proportion on the Executive Committee to 35%, compared with 29% in the previous year. In 2021 we were named an industry leader in the Bloomberg Gender-Equality Index for the fourth consecutive year.
Planet
•During 2021, we made an industry-leading commitment to reduce carbon emissions from our own operations (scope 1 and 2) to net zero by 2025 and across our supply chain (scope 3) by 2030, including media buying – an industry first. Supporting this we have committed to equally ambitious carbon emission reduction targets in line with climate science, and validated by the Science Based Targets initiative, to reduce our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions by at least 50% by 2030, both from a 2019 base year.
•WPP is a member of RE100 and has committed to sourcing 100% of its electricity from renewable sources by 2025. In 2021, we purchased 74% of our electricity from renewable sources.
•Our scope 1 and 2 market based emissions per full-time employee for 2021 were 0.32 tonnes of CO2e/head. This represents a 38% reduction from 2020 of 0.52 tonnes of CO2e/head.
•The first step to limiting emissions is to reduce the total footprint of any product or service as far as possible. To ensure carbon credits purchased to offset remaining carbon emissions are of a sufficiently high quality, from 2022 WPP will introduce a new offsetting policy.
Clients
•This year we launched a Sustainability Playbook to showcase the diversity of our sustainability capability and innovative work. Our Inclusive Marketing Playbook and resource library embeds inclusive marketing principles in everything we do, and our Diversity Review Panel provides a forum to escalate and address concerns around potentially offensive or culturally insensitive work.
•GroupM’s Media Inclusion Initiative, launched in 2021, aims to direct investment in, and create opportunities for, diverse media companies and content creators with an initial focus on Black-owned media.
•We continue to invest in virtual production to reduce emissions, partnering with Microsoft to launch Cloud Studio, an innovative cloud platform that allows creative teams from across WPP’s global network to produce campaigns for clients from any location around the world.
Communities
•In partnership with the WHO Foundation, we commenced the pro bono $5 vaccine campaign to support access to Covid-19 vaccines in low-income countries. During the pandemic, WPP worked with governments, commercial clients, NGOs and international health bodies to produce public awareness campaigns to help limit the spread and impact of Covid-19. We partnered with the WHO and WHO Foundation on a pro bono basis, tailoring public health messages through made-for-market campaigns which reached tens of millions of people across 167 countries in more than 20 languages.
•Our pro bono work was worth £7.6 million in 2021 for clients including UN Women and World Health Organization. We also made cash donations to charities of £4.8 million. Our pro bono work, combined with cash donations, resulted in a total social investment worth £12.4 million, equivalent to 0.9% of headline profit before tax.
•WPP media agencies negotiated free media space worth £17.3 million on behalf of pro bono clients.
Clients
The Group works with 317 of the Fortune Global 500, all 30 of the Dow Jones 30, and 62 of the FTSE 100.
The Company’s 10 largest clients accounted for 15% of the Company’s revenues in the year ended 31 December 2021. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2021. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.
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
IT
Our Group Chief Privacy Officer leads our work on privacy, supported by our Global Data Protection Officer. Together, they provide practical guidance and support to our agencies, ensure that privacy risks are well understood, and promote best practices.
The WPP Risk Sub‑committee is responsible for reviewing and monitoring the Group’s approach to regulatory and legal compliance, as well as monitoring data privacy, ethics and security risk. This is pivotal in our approach to our own and our clients’ data, as well as contributing to our overall strategy. Co-chaired by WPP’s Chief Privacy Officer and Chief Information Officer, members represent the security, technology and data leadership.
The WPP Data Privacy and Security Charter communicates our approach to data, setting out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards (based on ISO 27001). The Charter was updated in 2021 to include the WPP AI and Data Ethics policies.

All new and current employees, as well as consultants, are required to complete our Safer Data training, which covers data protection and privacy. The training is refreshed annually and is updated in line with privacy regulations. This training is augmented by subject-focused training, where required, covering specific regulations, regional laws or activities undertaken by our agencies.
Our annual Data Health Checker provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. The results show us that the majority of our agencies continue to have mitigation measures that match or exceed their level of privacy risk, with the average risk score being 1.6 out of five (2020: 1.6), where five is the maximum score possible and indicates maximum risk.
C. Organizational Structure
The Company’s business comprises the provision of creative transformation services on a national, multinational and global basis. It operates in 112 countries (including associates). For a list of the Company’s subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.
D. Property, Plant and Equipment
The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. Owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India) and in Europe (Spain and UK). Principal leased properties, which include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, Mediacom, Essence, Xaxis, Kinetic, WPP, Wunderman Thompson, AKQA, Finance+, WPP-IT	690,000
636 Eleventh Avenue, New York, NY	Hogarth, MJM, SET (89% vacant held for disposition)	564,000
399 Heng Feng Road, Zhabei, Shanghai	Ogilvy, GroupM, Wavemaker, Mediacom, Mindshare, VMLY&R Commerce, Hill+Knowlton Strategies, Global Team Blue, Sudler MDS, Burson Cohn & Wolfe, Peclars, Hogarth, Wunderman Thompson, Superunion, Kinetic	425,048
Volklinger Strasse, Plot 5, Parcel 585-586, Dusseldorf	GroupM, Thjnk, Scholz & Friends, VMLY&R, H+K, Grey, WT, Ogilvy, Hogarth (Estimated Occupancy Q3 2022)	407,000
Calle de Ríos Rosas, 26, Madrid	GroupM, Grey, WPP Health & Wellness, Ogilvy, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Axicom, WPP, Lambie Nairn, Finance +, Superunion, SCPF, VMLY&R, Wunderman Thompson	382,402
The Orb Adjacent to JW Marriott Sahar, Chatrapati Shivaji International Airport, Andheri East, Mumbai	GroupM, Wavemaker, Mindshare, Mediacom, Kinetic, Ogilvy, Grey, Wunderman Thompson, Hill+Knowlton Strategies, Landor & Fitch, VMLY&R, Genesis Burson Cohn & Wolfe, WPP	375,000
3 Columbus Circle, New York, NY	VMLY&R, VMLY&R Commerce, Berlin Cameron, CMI, Hill+Knowlton Strategies, Taxi, Red Fuse	374,000
200 Fifth Avenue and 23 West 23rd Street, New York, NY	Grey, Ogilvy, Burson Cohn & Wolfe, Landor & Fitch, GCI Health, SJR, Superunion	349,000
Tower B, DLF Cyber Park, Gurugram	GroupM, Wavemaker, Mindshare, Mediacom, Ogilvy, Wunderman Thompson, Hogarth, Grey, Global Team Blue, AKQA, ADK, WPP	307,764
971 Mofarrej Avenue, Sao Paulo	Ogilvy, Wunderman Thompson, VMLY&R, VMLY&R Commerce, Grey, AKQA, David, Mirum, GTB, Fbiz, Blinks Essence, Jussi, Possible, Enext, Try, PmWeb, Foster, Mutato, Burson Cohn & Wolfe, Hill+Knowlton Strategies, Hogarth (Estimated Occupancy Q4 2024)	311,927
145-149 rue Anatole France, Levallois-Perret, Paris	BCW, GroupM, H+K, Ogilvy, VMLY&R, WPP, WPP Brand Consulting, Wunderman Thompson (Estimated Occupancy Q4 2022)	300,000
1 Southwark Bridge Road, London	GroupM, Wunderman Thompson (Forecast Occupation 2024)	285,000
333 North Green Street, Chicago, IL	Burson Cohn & Wolfe, Branding, VMLY&R Commerce, GroupM, Hill+Knowlton Strategies, Kinetic, Ogilvy, VMLY&R, Wunderman Thompson, Hogarth, WBA	265,108
125 Queens Quay, Toronto	GroupM, BCW, Ogilvy, Wunderman Thompson, VMLY&R, Grey, GTB, Hill+Knowlton Strategies, Hogarth, Spec Comm (Estimated Q2 2022 Occupancy)	258,053
Jinbao & Huali Building, Beijing	Grey, GroupM, Ogilvy, WPP, Wunderman Thompson	235,451
Sea Containers House, Upper Ground, London SE1	Ogilvy, Wavemaker, WPP, VMLY&R, VMLY&R Commerce, Coley Porter Bell, Landor & Fitch, Hogarth, GroupM, Makerhouse	226,000
Bubenska 1, Prague	GroupM, H1, Mediacom, Mindshare, Ogilvy, Kantar, VMLY&R, Wavemaker, Wunderman Thompson	205,000

The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2021, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £707.3 million.
Despite the constraints of Covid-19, we opened a further nine campuses in 2021, including sites in London, Milan, New York and Prague, taking the total to 31 and we continued to develop a further 10 sites. Under our simplification strategy, we expect to open more campuses, reaching at least 65, and accommodating more than 85,000 by 2025. Consolidating into fewer, larger buildings provides an opportunity to reduce our space requirements by about 15-20% on average.
See note 13 to the consolidated financial statements for a schedule by years of lease payments as at 31 December 2021.
ITEM 4A.UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
As introduced on page 6, certain Non-GAAP measures are included in the operating and financial review and prospects.
A. Operating Results
Overview
The following discussion is based on the Company’s audited consolidated financial statements beginning on page F-1 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.
WPP is a creative transformation company with a service offering that allows us to meet the present and future needs of our clients. Our business model is client-centric, and we leverage resources and skills across our internal structures to provide the best possible service. The Company offers services in three reportable segments:
•Global Integrated Agencies
•Public Relations
•Specialist Agencies
In 2021, approximately 85% of the Company’s consolidated revenues from continuing operations were derived from Global Integrated Agencies, with the remaining 15% of its revenues being derived from the remaining two segments.
2021 was an exceptional year for WPP as we delivered growth ahead of pre-pandemic levels, built and extended our relationships with clients and continued to fulfil our purpose of using the power of creativity to build better futures for our people, planet, clients and communities.
We were named most creative company of the year at the Cannes Lions International Festival of Creativity for the first time since 2017, were appointed Global Marketing Network Partner to The Coca-Cola Company after the largest review in the history of our industry and won and retained a series of other global client assignments including with Google and Unilever.
We led the global creative new business rankings by a wide margin, and each of the top three spots in the media rankings were held by GroupM agencies. We attracted and promoted some of the finest talent in the business, including Global Chief Creative Officer Rob Reilly and Global Chief People Officer Jennifer Remling at the WPP level, and made concrete progress towards our diversity, equity and inclusion (DE&I) goals.
We launched our industry-leading net zero commitment, becoming the only company in our sector to pledge to eliminate emissions not only from our own operations but across our supply chain by 2030. And, through our agencies, we created truly extraordinary work that pushed back the boundaries of what our industry is able to achieve: from an audio system that transforms sports events for the visually impaired to an AI-driven predictive data model that supported more than 30 million Covid-19 vaccinations.
Three years ago, we set out a vision to make WPP the creative transformation company. 2021 was the year that really brought that vision to life, and showed what it could mean for all those with a stake in what we do.
The share price increased by 40% in 2021 as compared to 2020, closing at 1,119.5 pence at year end. Since then it has decreased to 1,039.5 pence, down 7%, at 25 March 2022. Dividends in respect of 2021 are 31.2 pence, an increase from 24.0 pence in respect of 2020.

2021 compared with 2020
The financial results are based on the Group’s continuing operations and the results of Kantar are presented separately as discontinued operations. 2020 figures have been restated as described in the accounting policies section of the consolidated financial statements.
Revenue
Revenue was up 6.7% at £12.801 billion in 2021 compared to £12.003 billion in 2020. Revenue on a constant currency basis was up 11.6% compared with last year. Net changes from acquisitions, disposals and other adjustments had a negative impact of 1.7% on growth. Like-for-like revenue growth for 2021, excluding the impact of currency, acquisitions and disposals, and other adjustments, was 13.3%, as compared to 2020. Billings were £50.657 billion in 2021, up 8.0% from £46.918 billion in 2020, and up 14.4% on a like-for-like basis compared to last year.
Costs of services, general and administrative costs
Costs of services increased by 6.1% in 2021 to £10,597.5 million from £9,987.9 million in 2020.
General and administrative costs decreased by 77.3% in 2021 to £974.6 million from £4,293.0 million in 2020, principally in relation to a decrease in goodwill impairment, a decrease in investment write-downs, and a decrease in restructuring and transformation costs related to the Covid-19 pandemic.
Staff costs increased by 9.3% in 2021 to £7,166.7 million from £6,556.5 million in 2020. Staff costs, excluding incentives (short- and long-term incentives and cost of share-based incentives), increased by 3.2% but property costs fell 17.1% reflecting the campus roll-out and the continued impact of Covid-19. Incentive payments were £592 million compared to £185 million in 2020. IT costs were flat, and other costs were down 13.2%, driven by lower office costs and bad debt.
The average number of people in the Group in 2021 was 104,808 compared to 102,822 in 2020. The total number of people at 31 December 2021 was 109,382 compared to 99,830 at 31 December 2020.
The Group incurred a net exceptional loss of £270 million in 2021. This comprises the Group’s share of associate company exceptional losses (£62 million), restructuring and transformation costs (£176 million) and other net exceptional losses (£32 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group’s operations, investments in IT and ERP systems as part of our transformation programme, and our response to the Covid-19 situation. This compares with a net exceptional loss in 2020 of £477 million.
Operating profit/loss
Operating profit was £1.229 billion in 2021 compared to a loss of £2.278 billion in 2020, reflecting principally the impairments of £3.119 billion (including £2.823 billion goodwill impairments and £0.296 billion of investment and other write-downs) that were recognized in 2020. Headline operating profit was up 18.5% to £1.494 billion in 2021 compared to £1.261 billion in 2020, and up 26.8% on a like-for-like basis compared to 2020. The significant growth in profitability year-on-year reflects the strong recovery from the impact of Covid-19 on revenue less pass-through costs, as well as improvement in our competitive performance and the progress on our transformation programme.
Profit/loss before interest and tax
Profit before interest and tax was £1.253 billion in 2021, compared to a loss of £2.414 billion in 2020. Headline PBIT for 2021 was up 24.3% to £1.580 billion from £1.271 billion for 2020.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Net finance costs, finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £215 million compared with £230 million in 2020, a decrease of £15 million year-on-year, primarily as a result of the repayment of the $500 million 3.625% September 2022 bond in July 2021 and foreign exchange movements. Revaluation and retranslation of financial instruments resulted in a loss of £87.8 million in 2021, a decrease of £59.4 million from a loss of £147.2 million in 2020 primarily as a result of £22.9 million of retranslation gains for the year ended 31 December 2021.
Profit/loss before taxation
Profit before tax was £0.951 billion in 2021, compared to a loss of £2.791 billion in 2020, reflecting principally the £3.119 billion of impairment charges and investment write-downs and £313 million of restructuring and transformation costs during the prior period. Headline PBT was up 31.1% to £1.365 billion in 2021 from £1.041 billion in 2020.

Taxation
Tax charges were £230.1 million in 2021 and £127.1 million in 2020. The Group’s effective tax rate on profit/(loss) before tax was 24.2% in 2021 against -4.6% in 2020.
The difference in the rate in 2021 was principally due to non-deductible goodwill impairment in 2020. Given the Group’s geographic mix of profits and the changing international tax environment, the effective tax rate is expected to continue to increase over the next few years.
Profit/loss for the year
Profit after tax was £0.721 billion, compared to a loss of £2.901 billion in 2020. Profits attributable to shareholders was £0.638 billion, compared to a loss of £2.965 billion, again reflecting £3.119 billion of impairment charges and investment write-downs, £313 million of restructuring and transformation losses and £146 million of the Group’s share of associate company exceptional losses during the prior period. See note 4 to the consolidated financial statements for more details of share of associate company exceptional losses.
Diluted earnings per share was 52.5p, compared to loss per share of 243.0p in the prior period.
Segment performance
Performance of the Group’s businesses is reviewed by management based on headline operating profit. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2021, 2020 and 2019 is presented in note 2 to the consolidated financial statements. To supplement the reportable segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue change and revenue less pass-through costs change by geographical area and reportable segment on a reported and like-for-like basis. Headline operating profit and headline operating profit margin by reportable segment are also provided below.
Geographical area

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2021	2020	2021	2020
North America	0.7	(8.0)	9.4	(5.8)
United Kingdom	14.0	(8.9)	15.0	(7.9)
Western Continental Europe	14.1	(7.1)	19.2	(8.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	5.6	(12.5)	13.3	(8.1)
Total Group	6.7	(9.3)	13.3	(7.3)

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2021	2020	2021	2020
North America	2.8	(7.2)	9.7	(5.8)
United Kingdom	14.6	(11.2)	15.0	(10.5)
Western Continental Europe	10.2	(7.2)	14.5	(8.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	5.2	(14.8)	12.3	(10.3)
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.
North America like-for-like revenue less pass-through costs was up 9.7%. The United States and Canada performed strongly in the year, led by GroupM, VMLY&R and Hogarth.
United Kingdom like-for-like revenue less pass-through costs was up 15.0%. AKQA Group and VMLY&R were the strongest performers.

Western Continental Europe like-for-like revenue less pass-through costs was up 14.5%. The strongest performers in the year were Italy, the Netherlands and Germany.
In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 12.3%. Latin America was boosted by a very strong performance in Brazil, while Asia Pacific continued to be negatively impacted by Covid-related restrictions in Australia.
Reportable Segments
During 2020, we announced that we would bring together Grey and AKQA under the AKQA Group, and we brought Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result, AKQA Group, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figures have been re-presented to reflect these changes.

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2021	2020	2021	2020
Global Integrated Agencies	5.6	(8.9)	12.6	(6.6)
Public Relations	7.4	(6.6)	12.6	(5.8)
Specialist Agencies	19.1	(16.3)	22.5	(16.0)
Total Group	6.7	(9.3)	13.3	(7.3)

Revenue less pass-through costs analysis
	Reported revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2021	2020	2021	2020
Global Integrated Agencies	5.4	(9.9)	11.3	(7.9)
Public Relations	6.5	(4.9)	11.5	(4.0)
Specialist Agencies	19.0	(16.9)	21.8	(15.9)
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Headline operating profit analysis	2021		2020		2019
	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %
Global Integrated Agencies	1,215.5	14.1	1,059.9	12.9	1,358.6	14.9
Public Relations	143.1	15.7	141.3	16.5	140.6	15.7
Specialist Agencies	134.9	15.9	59.3	8.3	61.4	7.2
Total Group	1,493.5		1,260.5		1,560.6
1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs
Global Integrated Agencies like-for-like revenue less pass-through costs was up 11.3%. GroupM, which represented 37% of WPP's revenue less pass-through costs in the year, was up 16.1% like-for-like. VMLY&R also performed strongly with the other integrated agencies all recording broadly similar levels of growth. Headline operating profit was up £155.6 million to £1,215.5 million for the year ended 31 December 2021 from £1,059.9 million for the year ended 31 December 2020.
Public Relations like-for-like revenue less pass-through costs was up 11.5%. BCW and H+K Strategies grew strongly during the year. In October, we announced the merger of Finsbury Glover Hering with Sard Verbinnen to create a leading global strategic communications firm. Headline operating profit was up £1.8 million to £143.1 million for the year ended 31 December 2021 from £141.3 million for the year ended 31 December 2020.

Specialist Agencies like-for-like revenue less pass-through costs was up 21.8%. We saw strong demand from clients across most of our businesses, although the overall growth rate slowed towards the end of the year as the contribution from the Covid-related contract in Germany eased. Headline operating profit was up £75.6 million to £134.9 million for the year ended 31 December 2021 from £59.3 million for the year ended 31 December 2020.
2020 compared with 2019
For a discussion of the year ended 31 December 2020 compared to the year ended 31 December 2019, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended 31 December 2020.
B. Liquidity and Capital Resources
General—The primary sources of funds for the Group's short-term and long-term cash requirements are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and note 25, which are included as part of the Company’s consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
In 2021 the attractiveness of our investment proposition was demonstrated by our performance. Our top-line growth, driven by strong demand for our services in digital marketing, media, ecommerce and technology, resulted in our fastest organic growth for over 20 years. As a result, we are two years ahead of our plan, hitting our 2023 revenue target in 2021. We believe we are in a strong financial position with resilient revenue streams from a varied client base that covers all business sectors, and a predominantly variable cost structure, which protects profitability during a downturn. We have an attractive margin with scope to improve through our transformation programme, and low adjusted net debt and ample liquidity after significant growth investments and shareholder returns, reflecting strong cash generation. As at 31 December 2021 we had cash and cash equivalents of £3.5 billion comprised of £3.9 billion of cash and short-term deposits and £0.4 billion of bank overdrafts. Total liquidity, including undrawn credit facilities, was £5.5 billion.
Funds returned to shareholders in 2021 totaled £1,133 million, including dividends and share buybacks. In 2021, 81.1 million shares, or 7.0% of the issued share capital, were purchased at a cost of £819 million. We expect a further £800 million of share buybacks during 2022.
The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2021, billings were £50.7 billion, or 4.0 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.
The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations. See additional discussion on liquidity risk in note 25 to the consolidated financial statements.
Debt
The Company’s borrowings consist of bonds and revolving credit facilities; details on the Company’s borrowings are provided in note 10 to the consolidated financial statements.
The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2026 (extended from March 2025 in February 2021). Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants. The Group had available undrawn committed credit facilities of £1.8 billion ($2.5 billion) at 31 December 2021.

In May 2020, we issued bonds of €750 million and £250 million due in May 2027 and May 2032, respectively. Our bond portfolio at 31 December 2021 had an average maturity of 7.0 years. In July 2021 we repaid the $500 million 3.625% September 2022 bond. A €250 million Eurobond at 3-month EURIBOR +0.45% matured in March 2022. The Company did not issue any bonds in 2021.
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
Cash flow and balance sheet
Net cash inflow from operating activities decreased to £2.033 billion in 2021 from £2.055 billion in 2020. Operating profit from continuing operations was £1.229 billion, depreciation and amortisation £542 million, non-cash share-based incentive charges £100 million, working capital and provisions inflow £702 million, earnout payments £57 million, net interest paid £126 million, tax paid £391 million, lease liabilities (including interest) paid £409 million, capital expenditure £293 million and other net cash outflows £32 million. Free cash flow was, therefore, an inflow of £1.265 billion.
Free cash flow inflow was enhanced by £77 million disposal proceeds (of which £28 million was disposals of investments and subsidiaries net of cash disposed, £40 million was cash consideration received from non-controlling interests and £9 million was disposal of property, plant and equipment) and reduced by £464 million in net initial acquisition payments, £315 million in dividend payments and £819 million of share repurchases and buybacks, which resulted in a cash outflow of £0.3 billion compared to a cash inflow of £1.0 billion in 2020.
The main drivers of the cash flow performance year-on-year were the higher operating profit and continued improvements in working capital, offset by increased spend on acquisitions, growth in the dividend and the significant increase in the share buyback.
As at 31 December 2021 we had cash and cash equivalents of £3.5 billion and total liquidity, including undrawn credit facilities, of £5.5 billion. Debt financing was £4.8 billion at 31 December 2021, compared to £13.6 billion at 31 December 2020, a decrease of £8.8 billion. Average adjusted net debt in 2021 was £1.6 billion, compared to £2.3 billion in the prior year, at 2021 exchange rates. On 31 December 2021, adjusted net debt was £0.9 billion, against £0.7 billion on 31 December 2020, an increase of £0.2 billion at 2021 exchange rates. The slightly higher adjusted net debt figure reflects mainly the significant increase in share buybacks year-on-year.
During the year, we converted the majority of our cash pool arrangements to zero-balancing cash pools, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.
The Company has several material contractual obligations at 31 December 2021. The following table summarises the Company’s estimated contractual obligations at 31 December 2021, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

	Payments due in
£m	Total	2022	2023	2024	2025	2026	Beyond 2026
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	3,026.9	210.2	630.6	—	420.4	630.6	1,135.1
Sterling bonds	650.0	—	—	—	—	—	650.0
US$ bonds	785.3	—	—	554.2	—	—	231.1
Subtotal	4,462.2	210.2	630.6	554.2	420.4	630.6	2,016.2
Interest payable	993.6	116.6	114.8	92.3	72.4	67.4	530.1
Total	5,455.8	326.8	745.4	646.5	492.8	698.0	2,546.3
Lease liabilities[2]	2,620.6	369.7	321.9	273.7	229.1	199.1	1,227.1
Capital commitments[3]	107.3	103.7	3.5	0.1	—	—	—
Investment commitments[3]	5.4	5.4	—	—	—	—	—
Financial derivatives	50.4	10.7	29.9	5.6	4.2	—	—
Estimated obligations under acquisition earnouts and put option agreements	588.2	144.0	39.1	50.1	150.4	76.6	128.0
Total contractual obligations	8,827.7	960.3	1,139.8	976.0	876.5	973.7	3,901.4
1In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2021 of £342.3 million. The Group’s adjusted net debt at 31 December 2021 was £901.1 million and is analysed above.
2In addition to the lease liabilities, the total committed future cash flow for leases not yet commenced at 31 December 2021 is £534.9 million. In 2021, variable lease expenses were £56.2 million which primarily include real estate taxes and insurance costs.
3Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.
The Company has a large number of defined benefit plans. Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2021 amounted to £16.7 million. Employer contributions and benefit payments in 2022 are expected to be approximately £15 million. Projections for years after 2022 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimates of future contributions.
Further to the above, the Company has short-term commitments to purchase media and other short-term and long-term contractual commitments such as software and IT infrastructure service contracts as part of its day-to-day operations. In the ordinary course of business we incur costs in respect of these commitments, as disclosed in note 3 of the consolidated financial statements along with other costs expensed as incurred over the course of the year.
Going concern
The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Operating Results on pages 13 to 17 and Risk Factors on pages 2 to 5. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include the company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass through costs; and (ii) remote declines in revenue less pass-through costs for stress-testing purposes as a consequence of the Covid-19 pandemic compared to 2021, considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The impact of the Russian invasion of Ukraine and sanctions response from governments has been considered. The Company modelled a range of revenue less pass through cost declines up to 30% compared with the year ended 31 December 2021. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.
This section is included in the 2021 WPP Annual Report posted on the Company’s website at http://www.wpp.com/investors pursuant to UK requirements and is provided in this Form 20-F as supplemental information. The 2021 WPP Annual Report will be furnished to the SEC on Form 6-K.

Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 31 December 2021, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
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
For the year ended 31 December 2021, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Continuing operations
Revenue	—
Costs of services	—
Gross profit	—
Finance and investment income from non-guarantors	44.2
Finance costs to non-guarantors	(226.4)
Profit for the year from continuing operations	111.2
Profit for the year	111.2

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	1,713.0
Non-current assets	1,896.0
Due from Non-Guarantors-short term	977.0
Current assets	1,525.1
Due to Non-Guarantors-short term	(27,500.5)
Current Liabilities	(27,822.3)
Due to Non-Guarantors-long term	(1,543.5)
Non-current liabilities	(2,440.4)
As at 31 December 2021, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
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

For the year ended 31 December 2021, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Continuing operations
Revenue	—
Costs of services	—
Gross profit	—
Finance and investment income from non-guarantors	44.2
Finance costs to non-guarantors	(226.4)
Profit for the year from continuing operations	111.2
Profit for the year	111.2

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	1,713.0
Non-current assets	1,896.0
Due from Non-Guarantors-short term	1,146.1
Current assets	1,694.3
Due to Non-Guarantors-short term	(27,501.2)
Current Liabilities	(27,822.8)
Due to Non-Guarantors-long term	(1,543.5)
Non-current liabilities	(2,440.4)
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
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
The discussion below and in the rest of this Item 5 in this Annual Report on Form 20-F includes forward-looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements” preceding Item 1 in this Annual Report on Form 20-F.
For information regarding the trends in our business, see Item 5A Operating Results and Item 5B Liquidity and Capital Resources above.

E. Critical Accounting Estimates
Not applicable. The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the Group’s principal accounting policies is provided in the Accounting Policies section of the consolidated financial statements.
Non-GAAP Information
As introduced on page 6, the following metrics are the Group’s Non-GAAP measures.
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
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2021 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.
Pro-forma (‘like-for-like’)
Management believes that discussing like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of current year to that of prior years.
Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to reflect the results of acquisitions and disposals. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.
The following table reconciles reported revenue growth for 2021 and 2020 to like-for-like revenue growth for the same period.

Continuing operations	Revenue
	£m
2019 Reportable	13,234
Impact of exchange rate changes	(159)	(1.2%)
Impact of acquisition	(106)	(0.8%)
Like-for-like growth	(966)	(7.3%)
2020 Reportable	12,003	(9.3%)
Impact of exchange rate changes	(594)	(4.9%)
Impact of acquisition	(204)	(1.7%)
Like-for-like growth	1,596	13.3%
2021 Reportable	12,801	6.7%
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, gain on the sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 3 to the consolidated financial statements and are components of operating profit.
A tabular reconciliation of operating profit to headline operating profit is provided in note 31 to the consolidated financial statements.
Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before finance and investment income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

Continuing operations	Year ended 31 December
	2021	2020	2019
	£m	£m	£m
Profit/(loss) before interest and taxation	1,252.8	(2,414.1)	1,310.6
Amortisation and impairment of acquired intangible assets	97.8	89.1	121.5
Goodwill impairment	1.8	2,822.9	47.7
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.6)	(0.4)
Investment and other impairment (reversals)/ charges	(42.4)	296.2	7.5
Restructuring and transformation costs	145.5	80.7	153.5
Restructuring costs in relation to Covid-19	29.9	232.5	—
Share of exceptional losses of associates	62.3	146.1	47.8
Litigation settlement	21.3	25.6	(16.8)
Gain on sale of freehold property in New York	—	—	(7.9)
Headline PBIT	1,579.6	1,270.6	1,623.1
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to Covid-19, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

Continuing operations	Year ended 31 December
	2021	2020	2019
	£m	£m	£m
Profit/(loss) before taxation	950.8	(2,790.6)	1,214.3
Amortisation and impairment of acquired intangible assets	97.8	89.1	121.5
Goodwill impairment	1.8	2,822.9	47.7
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.6)	(0.4)
Investment and other impairment (reversals)/charges	(42.4)	296.2	7.5
Restructuring and transformation costs	145.5	80.7	153.5
Restructuring costs in relation to Covid-19	29.9	232.5	—
Share of exceptional losses of associates	62.3	146.1	47.8
Litigation settlement	21.3	25.6	(16.8)
Gain on sale of freehold property in New York	—	—	(7.9)
Revaluation and retranslation of financial instruments	87.8	147.2	(163.8)
Headline PBT	1,365.4	1,041.3	1,363.0
Billings and estimated net new business/billings
Billings and estimated net new business/billings are metrics that management uses to assess the performance of the business.
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business/billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.
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

A tabular reconciliation of net cash inflow from operating activities to free cash flow is shown below.

	Year ended 31 December
	2021	2020	2019
	£m	£m	£m
Net cash inflow from operating activities	2,032.8	2,054.8	1,850.5
Payment on early settlement of bonds	13.0	—	63.4
Share option proceeds	4.4	—	0.6
Earnout payments	(57.0)	(115.2)	(130.2)
Purchases of property, plant and equipment	(263.2)	(218.3)	(339.3)
Purchases of other intangible assets (including capitalised computer software)	(29.9)	(54.4)	(54.8)
Repayment of lease liabilities	(320.7)	(300.1)	(249.8)
Dividends paid to non-controlling interests in subsidiary undertakings	(114.5)	(83.3)	(96.2)
Free cash flow	1,264.9	1,283.5	1,044.2
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular.
Adjusted net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt excludes lease liabilities.
The following table is an analysis of adjusted net debt:

	2021	2020	2019
	£m	£m	£m
Cash and short-term deposits	3,882.9	12,899.1	11,305.7
Bank overdraft, bonds and bank loans due within one year	(567.2)	(8,619.2)	(8,798.0)
Bonds and bank loans due after one year	(4,216.8)	(4,975.5)	(4,047.3)
Adjusted net debt	(901.1)	(695.6)	(1,539.6)
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The Directors and Executive Officers of the Company are as follows:
Roberto Quarta, Age 72: Chairman. Roberto Quarta was appointed as a Director on 1 January 2015 and became Chairman on 9 June 2015. Roberto has extensive and diverse experience in corporate governance and global commerce having served on the boards of a number of UK and international companies. His career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. He is Chairman of Smith & Nephew plc, a Partner of Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe. Previously he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA, Chairman of IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.
External appointments: Chairman, Smith & Nephew; Partner, Clayton, Dubilier & Rice; Chairman, Clayton, Dubilier & Rice Europe.
Mark Read, Age 55: Chief Executive Officer. Mark Read was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has a deep understanding of the industry having held multiple leadership positions at WPP since he joined in 1989. As Head of Strategy and then CEO of WPP Digital he was responsible for WPP’s first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world’s leading creative, data and technology agencies. Earlier in his career, he co-founded internet start-up WebRewards and specialised in media and marketing as a principal at consultancy Booz Allen Hamilton. Mark was voted the industry’s Most Influential Person of 2019 in

Econsultancy’s Top 100 Digital Agencies report and in 2021 he was recognised as a HERoes Champion of Women in Business for the fourth consecutive year.
Mark has an MBA from INSEAD and an Economics degree from Trinity College, University of Cambridge, and was a Henry Fellow at Harvard University.
External appointments: Chairman of the Natural History Museum Digital Council.
John Rogers, Age 53: Chief Financial Officer. John Rogers was appointed as a Director on 3 February 2020 and became Chief Financial Officer from 1 May 2020. John has extensive finance, strategy, digital, property and retail experience. He joined WPP from J Sainsbury plc where he was Chief Executive Officer of Sainsbury’s Argos. John was previously the Chief Financial Officer of J Sainsbury plc, responsible for business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. John is a member of The Prince’s Advisory Council for Accounting for Sustainability. He also sits on the Retail Sector Council, which acts as a point of liaison between the UK Government and retail sector. John is also an Independent Non-Executive Director of Grab Holdings Limited, a technology company listed on the NASDAQ.
External appointments: Member, The Prince’s Advisory Council for Accounting for Sustainability; Member, Retail Sector Council; Independent Non-Executive Director, Grab Holdings Limited.
Nicole Seligman, Age 65: Senior Independent Director, Non-Executive Director. Nicole Seligman was appointed as a Director on 1 January 2014. Nicole is a global business leader and an internationally recognised lawyer. She brings to the Board analytical skills, in-depth knowledge of public company corporate governance and a comprehensive understanding of media and business issues. Nicole was previously President of Sony Entertainment, Inc. and global General Counsel for Sony Corporation. Prior to that, as a partner at law firm Williams & Connolly, Nicole represented key public figures and major media and other companies in complex litigation.
She is a Magna Cum Laude graduate of both Harvard College and Harvard Law School.
External appointments: Non-Executive Director, ViacomCBS Inc.; Non-Executive Director, MeiraGTx Holdings plc; Non-Executive Director, Far Peak Acquisition Corporation.
Angela Ahrendts DBE, Age 61: Non-Executive Director. Angela Ahrendts DBE was appointed as a Director on 1 July 2020. Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail at Apple, Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister’s Business Advisory Council from 2010 to 2015.
External appointments: Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, Charity: Water and The HOW Institute for Society; member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board.
Jacques Aigrain, Age 67: Non-Executive Director. Jacques Aigrain was appointed as a Director on 13 May 2013. Jacques has extensive business, corporate finance and governance expertise. He was a Senior Advisor at Warburg Pincus LLP from 2001 to 2009. Jacques was a member of the Executive Committee of Swiss Re AG and CEO from 2006. Prior to Swiss Re, he spent 20 years with JPMorgan Chase. Jacques was previously Chairman of LCH Clearnet Group Ltd from 2010, a Director of the Qatar Financial Centre Authority and a Supervisory Board Member of Lufthansa AG and Swiss International Airlines AG.
He holds a PhD in Economics from Sorbonne University and an MA in Economics from Paris Dauphine University.
External appointments: Chairman, LyondellBasell NV; Non-Executive Director, London Stock Exchange Group plc; Non-Executive Director, Clearwater Analytics; Chairman, Singular SAU; Chairman, ACUTRONIC Holding AG.
Sandrine Dufour, Age 55: Non-Executive Director. Sandrine Dufour was appointed as a Director on 3 February 2020. Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She has executive leadership experience in the telecommunications, entertainment and media industries and an enthusiasm for cultural, technological and business transformation. Sandrine is currently Chief Financial Officer of UCB, a global pharmaceutical company. Previously she was CFO of Proximus. She held a number of leadership roles at Vivendi, in France and in the United States, across its entertainment and telecommunications business. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.
External appointments: Chief Financial Officer, UCB.
Sandrine succeeded Jacques as Audit Committee Chair on 1 April 2022.

Tarek Farahat, Age 57: Non-Executive Director. Tarek Farahat was appointed as a Director on 11 October 2016. Tarek has extensive leadership and brand-building experience gained in leading businesses in the Americas, Europe, Middle East and Africa. He worked for Procter & Gamble for over 26 years, his last position as President of Procter & Gamble Latin America and member of the Global Leadership Council. Tarek was previously Chairman of the board of JBS S.A. and a board member of Pilgrim’s Pride Corporation and Alpargatas. Tarek is currently a strategic advisor, consultant and partner for companies in the consumer goods, Fintech and healthcare sectors.
Tarek is a graduate of the American University in Cairo, Faculty of Commerce and Finance.
External appointments: Chairman and Co-Founder, GoPublic and Ponto-e.
Tom Ilube CBE, Age 58: Non-Executive Director. Tom Ilube CBE was appointed as a Director on 5 October 2020. Tom brings a wealth of expertise as a technology entrepreneur. He is Chair of the Rugby Football Union (RFU) and CEO of Crossword Cybersecurity plc. From 2010 to 2014, Tom was Managing Director of Consumer Markets at Callcredit Information Group. Prior to Callcredit, Tom founded and was CEO of Garlik, a venture capital-backed identity protection company. His 30-year career in the UK technology sector includes roles at Egg Banking plc, PricewaterhouseCoopers, Goldman Sachs and the London Stock Exchange. He was made a Doctor of Science (Honoris Causa) by City, University of London, an Honorary Doctor of Technology by the University of Wolverhampton, an Honorary Fellow of Jesus College, Oxford and St Anne’s College. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.
External appointments: Founder and CEO, Crossword Cybersecurity plc; Chair, Iternal Limited; Founder and Chair, African Gifted Foundation; Chair, the Rugby Football Union (RFU).
Cindy Rose OBE, Age 56: Non-Executive Director. Cindy Rose was appointed as a Director on 1 April 2019. Cindy has extensive experience as a leader in the technology and media sectors and a deep understanding of the role of technology in business transformation. She was appointed President of Microsoft Western Europe in October 2020, prior to which she was Microsoft UK CEO from 2016. She previously held roles as Managing Director of the UK consumer division at Vodafone and as Executive Director of Digital Entertainment at Virgin Media. She also spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group.
Cindy is a graduate of Columbia University and New York Law School.
External appointments: President, Microsoft Western Europe; Member of the advisory board of Imperial College Business School in London; Member of the advisory board of McLaren.
Sally Susman, Age 60: Non-Executive Director. Sally Susman was appointed as a Director on 13 May 2013. Sally brings expertise in communications, public affairs, governance and strategy. She is Executive Vice President, Chief Corporate Affairs Officer for Pfizer and also heads Pfizer’s corporate responsibility group. Before joining Pfizer in 2007, Sally was Executive Vice President of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She previously held several senior corporate affairs posts at American Express, in both London and the United States. She started her career in government service where positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the U.S. Department of Commerce.
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
External appointments: Non-Executive Director, J Sainsbury plc; Trustee Director of Business in the Community; Board Trustee Grange Park Opera; President of the Royal Horticultural Society; Board Trustee, Leverhulme Trust.
Jasmine Whitbread, Age 58: Non-Executive Director. Jasmine Whitbread was appointed as a Director on 1 September 2019. Jasmine’s experience spans marketing, technology, finance, media, telecommunications, and not-for-profit organisations, and she brings this breadth of perspective and, knowledge of many of WPP’s client sectors. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, starting in 1999 in West Africa and, from 2010 to 2015, as the first Chief Executive of Save the Children International. Jasmine was a Non-Executive Director of BT Group plc from 2011 to 2019 and Chief Executive Officer of London First from 2016 until March 2021.
External appointments: Chair of the Board, Travis Perkins plc; Non-Executive Director, Standard Chartered plc; Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University.
Dr. Ya-Qin Zhang, Age 56: Non-Executive Director. Ya-Qin was appointed as a Director on 1 January 2021. Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company headquartered in Beijing, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of Fortescue Metals Group, AsiaInfo Technologies Limited and ChinaSoft International Limited. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research at the same university.
External appointments: Non-Executive Director of Fortescue Metals Group, AsiaInfo Technologies Limited and ChinaSoft International Limited; Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research at the same university; Fellow, American Academy of Arts and Sciences.
Simon Dingemans, Age 58: Non-Executive Director: Simon Dingemans was appointed as a Director on 31 January 2022. Simon has extensive business, capital markets, corporate finance and governance experience and is currently a Senior Advisor at global investment firm, The Carlyle Group. Prior to joining Carlyle, Simon was Chief Financial Officer of GlaxoSmithKline plc and a member of the main board from 2011 to 2019. Prior to GSK, Simon worked in investment banking for 25 years at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner for ten years as a leader of their European M&A business and Head of UK Investment Banking. Simon served as Non-Executive Chair of the Financial Reporting Council in 2019/2020 and previously also served as Chairman of the 100 Group. Simon has a master’s degree in Geography from Oxford University.
The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2022 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.
B. Compensation
Directors’ Compensation
For the fiscal year ended 31 December 2021 the aggregate compensation paid by WPP to key management personnel of WPP for services in all capacities was £43.5 million. Key management personnel comprises the Board and the Executive Committee. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £0.9 million was set aside and paid in the last fiscal year to provide pensions and other post-retirement benefits for key management personnel of WPP.
Executive Directors’ total compensation received
Single total figure of remuneration

2021	Base salary	Benefits[1]	Pension[2]	Short-term incentive[3]		Long-term incentive[4]	Total annual compensation
	£000	£000	£000	Cash £000	Deferred £000	£000	£000
Mark Read	1,013	37	149	1,560	1,040	—	3,799
John Rogers	740	32	74	999	666	2,265	4,776
1Benefits provide an annual fixed and non-itemised allowance to enable the executive to procure benefits to enable them to undertake their role and ensure their wellbeing and security. In addition to the allowance received, the values disclosed include the value of expenses related directly to attendance at Board meetings. The expenses for Mark Read and John Rogers were £2,431. These values include the grossed-up cost of UK income tax and national insurance paid by the Company on behalf of the Directors.
2Pension is provided by way of contribution to a defined contribution retirement arrangement, or as a cash allowance, determined as a percentage of base salary. Contributions/allowances are as follows (as % of base salary): CEO—12% (reducing to 10% over the 2020-2022 Policy period) and CFO—10%. In line with the plan to reduce Mark Read's pension to ensure alignment with the wider workforce by the end of the policy period, his pension was reduced to 12% during 2021 and will reduce further to 10% by the end of 2022.
3In respect of the 2021 short-term incentive awards, 40% will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral period. Cash bonuses are subject to clawback provisions. ESAs are subject to malus provisions.
4With respect to Mark Read, this includes the value of the 2017 Executive Performance Share Plan (EPSP) awards which vested in 2021 assessed over a five-year period with a vesting value of £nil. John Rogers received buy-out awards to compensate for the forfeiture of incentive awards from his previous employer. In 2021 this comprised an EPSP which vested in March 2022 based on a performance period of 1 Jan 2019 to 31 Dec 2021 with a final vesting value of £2,265,468.

Vesting of 2017 – 2021 EPSP awards
Vesting of the 2017 EPSP awards was dependent on performance against three measures, all assessed over a five-year period, which include relative Total Shareholder Returns (TSR), Earnings Per Share (EPS) growth and average annual Return On Equity (ROE). Performance against all three measures was below the threshold required for vesting.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2017-2021 EPSP awards 000
Mark Read	106,498	—	—	n/a	£—
Vesting of buy-out awards
John Rogers received buy-out awards on appointment to compensate for the forfeiture of incentive awards from his previous employer. The second of the EPSP awards granted to John Rogers as part of his buy-out award has vested at 88.5% following performance in between threshold and maximum of the TSR performance measure. The Committee has the discretion to determine the extent to which the award will vest if an average ROIC (return on invested capital) of 7.5% over the performance period is not achieved. However, this was not required as the ROIC threshold was met.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting[1]	Value of vested shares[1] 000
John Rogers	243,934	9,091	224,972	£10.070	£2,265
1The share price increased 72% between the grant and vest dates for this award. £948,482 of the total value of vested shares is attributable to share price appreciation.
Outstanding share-based awards
The table below shows outstanding shares at 31 December 2021. ESAs (Executive Share Awards) are granted under the WPP Stock Plan 2018. This is the stock component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (Executive Performance Share Plan) are subject to performance measures over the period stated below. Dividend shares will accrue on these awards.

	Award type	Grant date	Performance period	Share price on grant date	Number of shares granted
						Vesting date
Mark Read[1]	ESA	14.05.20	n/a	£5.502	97,523	07.03.2022
	EPSP	04.12.17	01.01.17-31.12.21	£12.911	106,498	15.03.2022
	EPSP	06.12.18	01.01.18-31.12.22	£8.604	396,617	15.03.2023
	EPSP	24.09.19	01.01.19-31.12.23	£10.035	340,059	15.03.2024
	EPSP	24.11.20	01.01.20-31.12.22	£7.411	460,464	15.03.2023
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	369,278	15.03.2024
John Rogers[1]	EPSP	14.05.20[2]	01.01.19-31.12.21	£5.854	243,934	15.03.2022
	EPSP	24.11.20	01.01.20-31.12.22	£7.411	299,554	15.03.2023
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	240,233	15.03.2024
1EPSP awards made to Mark Read and John Rogers are in the form of nil-cost options and expire three months after the vesting date.
2The EPSP award made in May 2020 was made by way of a buy-out award. The terms of the award are consistent with those applicable to the 2019 EPSP awards other than the performance period which is shortened to three-years to mirror the time horizon of the award being bought out.

Non-Executive Directors’ total compensation received
The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

	Fees £000	Benefits £000	Total £000
	2021	2021	2021
Roberto Quarta	525	33	558
Angela Ahrendts[1]	95	1	96
Jacques Aigrain	145	3	148
Sandrine Dufour[1]	125	—	125
Tarek Farahat	105	—	105
Tom Ilube[1]	133	5	138
Cindy Rose[1]	123	6	129
Nicole Seligman	147	—	147
Sally Susman[2]	107	—	107
Keith Weed[2]	114	8	122
Jasmine Whitbread	135	6	141
Dr. Ya-Qin Zhang, appointed 1 January 2021	85	—	85
1Sandrine Dufour and Cindy Rose were appointed to the Compensation Committee effective 1 January 2021 and 5 February 2021 respectively. Tom Ilube was appointed to the Audit Committee and the Nomination Committee effective 1 January 2021 and the Compensation Committee effective 5 February 2021. Angela Ahrendts was appointed to the Sustainability Committee effective 1 January 2021.
2Sally Susman stepped down as co-chair of the Sustainability Committee effective 8 June 2021, while remaining a member of that Committee. Prior to this date the Sustainability Committee was co-chaired by Sally Susman and Keith Weed.
Past Directors
No payments were made to past directors during the year.
The full Directors’ Compensation Policy can be found at http://www.wpp.com/investors/corporate-governance.
C. Board Practices

Board attendance table
	Board (scheduled meetings)	Audit Committee (scheduled meetings)	Compensation Committee (scheduled meetings)
Roberto Quarta	6/6		5/5
Mark Read	6/6
John Rogers	6/6
Angela Ahrendts	6/6
Jacques Aigrain	6/6	9/9	5/5
Sandrine Dufour	6/6	9/9	5/5
Tarek Farahat	6/6	9/9
Tom Ilube	6/6	9/9	5/5
Cindy Rose	6/6	9/9	5/5
Nicole Seligman	6/6		5/5
Sally Susman	6/6
Keith Weed	6/6
Jasmine Whitbread	6/6		5/5
Dr. Ya-Qin Zhang – appointed on 1 January 2021	6/6
Number of ad-hoc meetings	7	1	5

The role of the Board
The Board is responsible for setting the Company's purpose, values and culture, in addition to overseeing the Company's overall financial performance and execution of the strategy. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company’s key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise reports on operational and financial performance including on the transformation programme, progress on strategy, people updates and a deep dive into a particular ESG topic. The list of matters reserved to the Board can be downloaded from http://www.wpp.com/investors/corporate-governance.
Re-election
The Chairman, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. With only specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and US standards, which is nine years. Jacques Aigrain and Sally Susman will not stand for re-election at the AGM in 2022. With the exception of Simon Dingemans, who is standing for election for the first time, all other Directors will stand for re-election at the AGM with the support of the Board. The Non-Executive Directors’ letters of appointment are available for inspection at the Company’s registered office.
Service contracts
The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
John Rogers	27 January 2020	12 months
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
EPSP
•The award will lapse if the Executive Director leaves during the first year of a performance period.
•Provided the Executive Director is a Good Leaver, awards will vest subject to performance at the end of the performance period and time pro-rating. Awards will be paid on the normal date.
•In exceptional circumstances, the Compensation Committee may determine that an award will vest on a different basis.
•Generally, in the event of death, the performance conditions are to be assessed as at the date of death. However, the Compensation Committee retains the discretion to deal with an award due to a deceased executive on any other basis that it considers appropriate.
•Awards will vest immediately on a change of control subject to performance and time pro-rating will be applied unless it is agreed by the Compensation Committee and the relevant Executive Director that the outstanding awards are exchanged for equivalent new awards.

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
Compensation Committee
During 2021, the Compensation Committee met five times on a formal basis, with additional informal meetings held as needed to deal with ad hoc matters. A table of Board and Committee attendance can be found on page 30.
The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 41) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
The Committee’s principal responsibilities under its terms of reference include:

•To set, review and approve in respect of the Company’s Chairman, Chief Executive Officer, other Executive Directors, the Executive Committee and the Company Secretary:
•the remuneration policy;
•individual remuneration arrangements;
•individual benefits, including pension;
•Individual fees and expenses;
•terms and conditions of employment;
•terms of any compensation package in the event of early termination of contract;
•participation in any cash or share based plans operated by the Company; and
•to set the targets and measures for any performance related cash or share based plans operated by the Company for the Chief Executive Officer and other Executive Directors, and to have oversight of the performance measure and target setting for of such plans for the Executive Committee and the Company Secretary.
•To review remuneration and related policies across the general workforce and the alignment of incentives and rewards with culture, taking this into account when determining the remuneration policy for the Executive Directors.
•To use judgement to determine whether incentives that are due as a result of formulaic outcomes are truly representative of company and individual performance.
•To use discretion to make adjustments to incentives as appropriate.
•To oversee the process for recovery and withholding (malus and clawback) and determine the resulting action to be taken.
•The remuneration and contractual terms of the Non-Executive Directors (NEDs) will be set by the Company’s Chairman and the Executive Directors.
•To approve new rules or amendments and the launch of any Company share or cash-based incentive plans and the grant, award, allocation or issue of shares or payments under such plan.
•To agree the policy for authorising claims for expenses from the Company’s Chairman, Chief Executive Officer and Executive Directors.
•To establish the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants to advise the Committee.
•To consult with key shareowners in respect of new or substantial changes to the remuneration policy or existing elements of remuneration.
•To approve for submission to shareowners all new or substantial changes to existing elements of remuneration.
•Oversee the preparation of and recommend to the Board the approval of the annual report of the Committee in compliance with statutory disclosure requirements and all relevant Codes of Best Practice.
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
External advisors
The Committee retains Willis Towers Watson (WTW) to act as independent advisors. They provide advice to the Compensation Committee and work with management on matters related to our compensation policy and practices. They are a member of the Remuneration Consultants Group and have signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage them as advisors at a local level. In 2021, WTW received fees of £53,959 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.
Changes in Executive Directors
There were no Executive Director changes during 2021.
Audit Committee
The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements. During the year, the Committee considered management’s application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements.
Committee responsibilities and key areas of focus in 2021
The Committee’s principal responsibilities under its terms of reference include:
•monitoring the integrity of the Group’s financial statements and formal announcements relating to the Company’s financial performance, reviewing significant financial reporting judgements and disclosures;
•monitoring and reviewing the Group’s internal financial, operational and compliance controls and internal control system. Overseeing the Group’s compliance with Section 404 of SOX;
•reviewing and monitoring the activities and effectiveness of the Group’s internal audit function;
•reviewing and monitoring the Company’s risk management system. Assisting the Board in carrying out a robust assessment of emerging and principal risks. Overseeing the Group’s risk exposure and risk strategy;
•reviewing the effectiveness of the external audit process, reviewing and monitoring the independence and objectivity of the external auditor. Reviewing and approving the external auditor’s terms of engagement and remuneration;
•monitoring compliance with relevant US and UK regulatory and legal requirements;
•reviewing the statements to be made in the Annual Report on compliance with the corporate governance requirements of the UK Corporate Governance Code, the Disclosure and Transparency Rules, the NYSE listing rules and of the SEC, along with the verification undertaken, including that of the External Auditors, and advising the Board, accordingly;
•reviewing the Company’s systems and controls for ethical behaviour and the prevention of bribery and receiving reports on non-compliance;
•monitoring the external auditor's compliance with relevant ethical and professional guidance on the rotation of the audit partner; and
•approving significant acquisitions.
The key areas of focus for 2021 included:
•continuing to provide oversight of the financial reporting process and integrity of the financial statements;
•monitoring the role of the newly established Risk and Controls Group and its objectives to strengthen the Internal Financial Controls Framework, particularly focused on Sarbanes-Oxley Act Compliance, and developing controls relating to risks identified in the Risk Appetite Framework;
•monitoring the processes and progress to address the material weaknesses as disclosed in the 2020 annual report on Form 20-F, relating to goodwill impairment as well as net investment hedging and complex IFRS and accounting matters;
•leading the external audit tender process and recommending to the Board, subject to shareholder approval, the appointment of PricewaterhouseCoopers LLP (PwC) as external auditor from the Company’s 2024 financial year onwards;
•being appraised of the investigation into FCPA violations by the SEC, as announced on 24 September 2021;

•ongoing monitoring of the business integrity programme, including oversight of whistleblower reports;
•continuing to engage with the internal audit plan and monitoring progress;
•providing recommendations to the Board to recommence and extend the share buyback programme; and
•Providing oversight for the restatement of historic tax asset and liability adjustments. For more details see the accounting policies section of the consolidated financial statements on page F-4.
Other reviews undertaken in 2021 by the Committee included:
•Group tax strategy, performance and drivers of the Group’s effective tax rate;
•reports on any actual or potential material litigation;
•Group Treasury performance and risk management;
•Group Finance team structure and reorganisation;
•the Procurement supplier onboarding processes; and
•reports on data protection and data privacy.
Fair, balanced and understandable
To support the Board’s confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts were prepared.
The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts, and considered in particular: the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities.
The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2021 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company’s position and performance, business model and strategy.
Internal Audit
The Internal Audit team, which reports functionally, to the Audit Committee, provides independent assurance over the Company’s risk management and internal controls processes via internal audits and the testing programme for the Sarbanes-Oxley Act. The Internal Audit team has unrestricted access to all Group documentation, premises, functions and employees to enable it to perform its work.
The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key findings of the function, together with the status of management’s implementation of recommendations. On a quarterly basis this includes key themes from internal audit’s work. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.
The annual internal audit plan, which includes assurance over our transformation activities, was approved by the Committee and progress against the plan was monitored throughout the year and changes to the plan noted. The team was able to continue to operate successfully during the Covid-19 pandemic despite the inability to travel. We are satisfied that the scope, extent, and effectiveness of internal audit work are appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.
As noted in last year’s report, the Committee approved the appointment of Phil Gerrard as Director of Internal Audit in March 2021, in succession to Paul Stanley who retired later in the year.
Risk Management and Internal Control
The Board has overall responsibility for setting the Company’s risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2021, was responsible for monitoring and reviewing the effectiveness of the Company’s approach to risk management and the internal control framework.
Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee supported by Risk Committees in each network, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company’s business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company’s four risk modules: governance, culture, appetite and management.
An assessment of the principal risks and uncertainties facing the Company can be found on pages 2 – 5. In fulfilling its responsibilities, the Committee received reports throughout 2021 to enable evaluation of the control environment and risk management framework.
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
As reported in our Annual Report on Form 20-F for the fiscal year ended 31 December 2020, material weaknesses were identified in our internal control over financial reporting, which related to:

•Impairment assessment of intangible assets and goodwill;
•Complex accounting matters and judgements and changes in accounting standards; and
•Net investment hedging relationships.

During 2021, and as described below, the Committee finished implementing previously reported plans to remediate these material weaknesses, and management concluded that such material weaknesses were remediated as at 31 December 2021.
With respect to the material weakness relating to the control over the discount rate methodology used in impairment testing, management enhanced its risk assessment of the impairment assessment process and changed the approach to determining inputs with respect to the discount rates used in impairment assessments and established a more comprehensive review process over inputs and the overall discount rate methodology. Management also engaged an independent valuation specialist to assist as an integral part of the input determination process on an ongoing basis and implemented additional validation controls. We also conducted a refreshed risk assessment of the goodwill impairment testing process; updated the Company's control framework to ensure each risk is mapped to a specific mitigating control; engaged valuation specialists to assist in ensuring the accuracy and integrity of the impairment testing model and determining recoverable amounts that require significant judgement; and implemented additional reviews of the selection of cash flow periods. With respect to our controls relating to the determination of the assumptions in respect of working capital cash flows included in the impairment calculation, additional validation controls and additional reviews of the net working capital assumptions were implemented.

Management also undertook a series of steps to complete a comprehensive review and remediation of the Company's controls and procedures and engaged outside advisors to assist in remediating material weaknesses around complex accounting matters and judgement and changes in accounting standards. More broadly, the comprehensive retrospective review included identifying all critical accounting judgements with respect to financial statement line items, evaluating the application of the underlying accounting standards to those judgements and verifying the completeness, accuracy and reasonableness of those final judgements. As part of this effort, management significantly enhanced the staffing, capabilities and resources of our technical accounting function, which supported the retrospective review efforts and will continue to provide ongoing support in regards to complex accounting matters and judgement and changes in accounting standards. Under the direction of our Global Director of Risk and Controls, our new controls function that was established in 2020 implemented enhanced periodic controls, including controls to identify and evaluate changes in the underlying business, identify and evaluate amended or clarified accounting standards, or new guidance with respect to accounting standards, as well as controls surrounding the verification of critical accounting judgements, including those most likely to be impacted by amendments to, or clarifications of accounting standards we have adopted. Throughout 2021, our controls function continued to review and enhance controls across the Company.

With respect to our net investment hedging arrangements, management re-reviewed our hedging relationships and the associated documentation and analysed the application of hedge accounting to all other financial instruments to which such accounting treatment is being applied. Management has updated the design of our controls to verify the nature and existence of contemporaneous hedge documentation in accordance with IAS 39.
Business Integrity
During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established and in 2021 refreshed its procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns. The Committee received regular updates on the Company’s systems and controls for ethical behaviour, which included matters reported on the Company’s Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year the Committee was satisfied that the Right to Speak helpline arrangements are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.
Terms of reference
The Committee’s terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 20 January and 9 February 2022 respectively. A copy of the Committee’s terms of reference is available on the Company’s website at http://www.wpp.com/investors/corporate-governance.
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

Audit Tender
Deloitte LLP (Deloitte) was appointed external auditor of the Company in 2002 and, as defined by the transitional arrangements for competitive tender, they are not permitted to be reappointed as the Company’s auditor after the 2023 fiscal year-end.

We advised shareholders in last year’s Annual Report that the Committee had initiated a competitive tender process for the external audit contract. The tender process was overseen by an audit tender committee (ATC), chaired by Jacques Aigrain.
Other members of the ATC were Sandrine Dufour, the CFO, the Group Chief Counsel, and the Group Finance Director.

Following a detailed market assessment, a number of audit firms, including some firms outside the Big Four, were approached to participate in this process. The current external auditor, Deloitte, was not invited to participate in the tender due to the prevailing rules on audit firm rotation.

This enabled the Committee to recommend to the Board the appointment of PwC as the preferred new auditor from two shortlisted bidding firms, a recommendation which the Board subsequently endorsed in September 2021. The Committee’s judgement was that PwC was best placed to succeed Deloitte and deliver a high quality audit for the Company and in the best interests of its shareholders. Subject to shareholder approval, Deloitte will continue in office until 2023, at which point they will retire after completing the audit for the financial year ending 31 December 2023.

From the Company’s 2024 financial year onwards, PwC will be appointed in Deloitte’s place, subject to shareholder approval. We wish to thank each firm that participated in the tender for the professionalism and commitment they demonstrated through the process.

A transition governance group (Governance Group) has been established, led by the Group Finance Director. Ten workstream teams, consisting of members from both WPP and PwC, have been created to ensure all aspects of the transition are proactively managed. The workstreams provide regular updates to the Governance Group, which in turn provides quarterly updates to the Committee. This supports the Committee in overseeing the transition from Deloitte to PwC to ensure that:

•Deloitte continues to discharge its auditing responsibilities effectively to the end of its time in office; and
•PwC takes the necessary steps to ensure that it is independent of the Company and fully mobilised by the time it begins audit planning activities (including shadowing Deloitte’s 2023 audit) to observe Deloitte at an appropriate juncture in 2023.

The Committee looks forward to reporting to shareholders on discharging the activities associated with this transition in the Company’s 2022 Annual Report.

Effectiveness and Independence of the External Auditor
In 2021, the Committee evaluated the effectiveness of the external audit process through its ongoing review of the external audit planning process and discussions with key members of the Company’s finance team.
The Committee also considered:
•a report from Deloitte confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent, and mitigation actions to safeguard Deloitte’s independence such as the operation of the Non-Audit services policy; and
•the appointment of the lead audit partner for Deloitte in respect of the 2021 audit.

Deloitte attended all Committee meetings in 2021 and met at least once without executive management present.
Overall therefore, the Committee concluded that:
•it continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence; and
•Deloitte possesses the skills and experience required to fulfil its duties, there was constructive challenge and appropriate scepticism where necessary to ensure balanced reporting and that the audit for the year ended 31 December 2021 was effective.
Appointment of External Auditor at General Meeting
The Committee has recommended to the Board, and the Board has approved that Deloitte should be reappointed as auditor. Resolutions will be put to the 2022 Annual General Meeting proposing the re-appointment of Deloitte and to authorise the Audit Committee to determine the auditor’s remuneration.
Non-Audit Services
To preserve objectivity and independence, Deloitte is not asked to provide other services unless it is in the best interests of the Company, in accordance with the Non-Audit Services Policy that sets out the circumstances and financial limits within which Deloitte is permitted to provide certain non-audit services.
All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, Deloitte received £31.9 million in fees for work relating to the audit services it provides the Company. Non-audit related work undertaken by Deloitte amounted to fees of £1.8 million this year, which amounted to 5.6% of the total audit fees paid.
Financial reporting and significant financial judgements
Key accounting judgements made by management were reported to and examined by the Committee and discussed with management. The Committee considered the following significant financial reporting judgements in relation to the financial statements:

Area of Focus Critical Judgements and Estimates	Actions Taken/Conclusion
Goodwill impairments Estimates and judgements in relation to goodwill impairment testing.	The Committee assessed the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on the discount rate and growth assumptions.
Remuneration Accounting for elements of remuneration where estimates and judgements are required.	The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accruals and share-based payments, and agreed that these are reasonable.
Taxation The estimates and judgements made in respect of tax.
The Group Tax Director presented to the Committee in December 2021. The Committee considered management’s assumptions, in particular in relation to the level of central tax provisions, and believed that the level of central tax provisions is reasonable. The Committee also considered the restatement of the previously reported corporate income tax recoverable, corporate income tax payable and tax charge and agreed that the restatement was appropriate.

Other Areas
Headline profit Judgements relating to headline profit measures.
The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative picture of performance by excluding significant, non-recurring or volatile items otherwise included in the reportable figures. The Committee reviewed management’s judgements relating to restructuring and transformation costs, with particular focus on the continued rollout of the Group’s new ERP system and other ongoing transformation projects, including IT transformation projects, shared service centres and campus co-locations. The Committee was satisfied that excluding these amounts from headline profit measures was reasonable and that it had been disclosed appropriately.

Going concern The going concern assessment and viability statement.
The Committee reviewed the scenarios modelled by management and assessed management’s view that the likelihood of declines of over 30% of revenue less pass-through costs compared to 2021 was remote. The Committee has considered and concurs with management’s going concern, viability and forecasting assumptions. See page 19 for the discussion on going concern.

Revenue The judgements made in respect of revenue.	The Committee reviewed the judgements made in the assessment of certain large, central revenue contracts and was satisfied that they had been treated appropriately.
Liabilities in respect of put options and earnouts The accuracy of the calculation of the fair value of liabilities in respect of put options and earnouts.	The Committee considered management’s calculations of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements), including the forecasts, growth rates and discount rates used in these calculations. The Committee was satisfied that liabilities for potential future earnout payments had been accounted for appropriately.
Investments The valuations of non-controlled investments.
The Committee examined management’s valuations, based on input from external advisors, forecasts, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee agreed that the valuations were appropriate based on the information available to the Group.

Board Performance Evaluation
Each year, WPP completes a review of the Board and its Committees to monitor their effectiveness and identify improvement opportunities.
In accordance with the UK Corporate Governance Code requirements, it is the Board's policy to undertake an externally facilitated evaluation every three years. The 2021 evaluation was externally facilitated by Dr. Long of Boardroom Review Limited who has no other connection with the Company. During the course of the review, Dr Long attended Board and Committee meetings as an observer and held one-on-one discussions with each Director, the Group Company Secretary, Group Chief Counsel and Chief Operating Officer. Discussions were based around a number of themes, including the Board’s leadership and contribution, the work of the Board (with a focus on strategy, ESG, risk and control, people and wider stakeholder engagement), and the use of time and information.
The output of the 2021 review was that the Board is operating effectively, with strong support for the quality of the relationships between the Chairman, the Senior Independent Director, Non-Executive Directors and the Executive Directors. Good progress was also acknowledged to have been made in the year to further enhance the skills and experience on the Board and Committees, to align with the strategy and governance requirements. The Board continues to be positively engaged with the strategic process and transformation programme.
D. Employees
The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. Excluding all employees of associated undertakings, the number of employees at the end of 2021 was 109,382 (2020: 99,830, 2019: 106,786). The average number of employees, including the Kantar disposal group up to the date of disposal, for the year ended 31 December 2021 was 104,808 compared to 104,163 and 132,823 in 2020 and 2019, respectively.

Their geographical distribution was as follows:

	2021	2020	2019
North America	21,764	21,524	25,008
United Kingdom	10,995	10,670	14,192
Western Continental Europe	21,514	21,551	26,973
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	50,535	50,418	66,650
	104,808	104,163	132,823
Their reportable segment distribution was as follows:

	2021	2020[1]	2019[1]
Global Integrated Agencies	89,701	88,406	90,582
Data Investment Management	—	1,341	26,325
Public Relations	7,121	6,810	6,890
Specialist Agencies	7,986	7,606	9,026
	104,808	104,163	132,823
1    Prior year figures have been re-presented to reflect the changes to segments as described in note 2 of the consolidated financial statements.
We support the rights of our people to join trade unions and to bargain collectively, although trade union membership is not particularly widespread in our industry. In 2021, around 4% of our employees were either members of a trade union or covered by a collective bargaining agreement (2020: 4%). We held 268 consultations with works councils, mainly in Europe (2020: 185).
During 2021, we have made around 3,300 redundancies as a consequence of the Covid-19 pandemic and also as part of our transformation programme, as we merge and restructure some agencies. We consulted with our employees as appropriate and supported affected people through our Employee Assistance Programme which included outplacement in appropriate cases. We have also created an internal talent marketplace to try and ensure any open roles are filled by employees who have the right skills before recruiting for those roles externally.
E. Share Ownership
Executive Directors’ interests
Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2021, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 5,803,641 shares in the Company (4,863,244 in 2020).

Director		Total beneficial interests	Shares without performance conditions (unvested)[1]	Shares with performance conditions (unvested)[2,3]	Total unvested shares
Mark Read	At 31 December 2021	512,292	97,523	1,672,916	1,770,439
	At 25 March 2022[4]	566,060	—	1,951,164	1,951,164
John Rogers	At 31 December 2021	272,692	—	783,721	783,721
	At 25 March 2022[4]	391,715	—	750,373	750,373
1For Mark Read, shares due pursuant to 2019 Executive Share awards. Additional dividend shares will be due on vesting.
2Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 29. Additional dividend shares will be due on vesting.
3As noted in footnote 2 above, less the maximum due under the 2017 EPSP award, and for John Rogers the remaining portion of his buy-out award, both of which lapsed/vested on 15 March 2021 (full details can be found on pages 28 and 29), plus the 2022 EPSP granted on 25 March 2022.
4Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.
Share ownership requirements
As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The Chief Executive Officer and Chief Financial Officer are required to hold shares to the value of 600% and 300% of base salary respectively. Both Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.
As at 31 December 2021, the Chief Executive Officer held shares to the value of 538% of his base salary. At the same date, the Chief Financial Officer held shares to the value of 402% of his base salary. This was calculated based on the average share price for the last two months of the year.
Non-Executive Directors’ interests
Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2021	Total interests at 25 March 2022[1]
Roberto Quarta	87,500	87,500
Angela Ahrendts	12,571	12,571
Jacques Aigrain	34,000	34,000
Sandrine Dufour	15,000	15,000
Tarek Farahat	3,775	3,775
Tom Ilube	4,335	5,335
Cindy Rose	8,000	8,000
Nicole Seligman	8,750	8,750
Sally Susman	5,000	5,000
Keith Weed	8,424	8,424
Jasmine Whitbread	5,833	8,735
Dr. Ya-Qin Zhang	—	—
1Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As of the dates shown below, the table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company.

		25 March 2022		23 April 2021		24 April 2020
MFS	*	*	*	*	3.96%	48,563,373
Harris Associates LP	*	*	3.75%	45,764,463	5.88%	72,109,256
BlackRock Inc.	7.49%	84,105,596	8.04%	98,039,240	7.60%	93,169,630
Wellington Management Group LLP	5.04%	56,729,346	*	*	*	*
*The Company has not been notified of any interests in the issued ordinary capital of the Company in excess of 3.0%.
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
The number of outstanding ordinary shares at 31 December 2021 was 1,153,969,597 which included at such date the underlying ordinary shares represented by 14,180,407 ADSs. 224 share owners of record of WPP ordinary shares were US residents at 31 December 2021.
The geographic distribution of our share ownership as at 31 December 2021 is presented below:

United Kingdom	29.3%
United States	37.9%
Rest of world	32.8%
Total	100.0%

B. Related Party Transactions
The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.
In the year ended 31 December 2021, revenue of £117.2 million (2020: £90.6 million) was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.
The Group invested a further £92.9 million in Kantar in 2021 to fund its 40% share in the Numerator acquisition.
The following amounts were outstanding at 31 December:

	2021	2020
	£m	£m
Amounts owed by related parties
Kantar	30.3	39.0
Other	45.7	27.9
	76.0	66.9
Amounts owed to related parties
Kantar	(6.2)	(5.6)
Other	(51.4)	(36.0)
	(57.6)	(41.6)
See Item 6C Board Practices of this Annual Report on Form 20-F for a discussion of the service contracts between the Company and the Executive Directors.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8.FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18 of this Annual Report on Form 20-F.
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
Dividend distribution policy
See Item 10B Memorandum and Articles of Association of this Annual Report on Form 20-F.
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
B. Significant Changes
See note 32 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
ITEM 9.THE OFFER AND LISTING
A. Offer and Listing Details
The Company has ordinary shares (trading symbol: WPP) listed on the London Stock Exchange and ADSs for such ordinary shares (trading symbol: WPP) listed on the New York Stock Exchange.

The Depositary held 70,902,035 ordinary shares as at 31 December 2021, approximately 6.14% of the outstanding ordinary shares, represented by 14,180,407 outstanding ADSs.
B. Plan of Distribution
Not applicable.
C. Markets
See the discussion in Item 9A of this Annual Report on Form 20-F.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
See Exhibit 2.11 to this Annual Report on Form 20-F for information called for by Item 10.B.
C. Material Contracts
The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the WPP Group as at the date of this Form 20-F:
(i) On 7 September 2012, WPP Finance 2010 issued US$500,000,000 3.625% guaranteed senior notes due September 2022 and $300,000,000 5.125% guaranteed senior notes due September 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Second Supplemental Indenture and the Third Supplemental Indenture, respectively, each dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $28,422,000 5.125% guaranteed senior notes due September 2042. In May 2019, WPP Finance 2010 repurchased and cancelled $178,744,000 5.125% guaranteed senior notes due September 2042. In July 2021, WPP Finance 2010 repurchased and cancelled $500,000,000 3.625% guaranteed notes due September 2022;
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
(ix) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(x) On 15 March 2019, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers), guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due March 2024. On 14 February 2020, the lending banks approved extending the maturity for a further year to 15 March 2025. On 26 February 2021, the lending banks approved extending the maturity for a further year to 15 March 2026. On 12 November 2021, the lending banks approved changes to the lending reference rates as LIBOR is being replaced. The lending banks also approved certain environmental, social and governance (ESG) related KPI's which have the impact of adjusting margin by up to 0.03% up or down with effect from January 2023. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.2 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.80% per annum. All margins above are subject to a credit adjustment spread which varies by both currency of drawing and period of drawdown. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate;
(xi) On 12 July 2019 WPP entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Transaction”). The Transaction valued 100% of Kantar at c.$4.0 billion, equivalent to a calendar 2018 EV/EBITDA multiple of 8.2x based on Kantar’s headline EBITDA (excluding WPP overhead) of £386 million. The equity value after expected completion adjustments was c.$3.7 billion (c.£3.0 billion). WPP may also receive additional consideration in respect of certain contingent liabilities, in the event that such liabilities are lower than estimated. Additionally, WPP may receive certain other payments during the life of its partnership with Bain Capital. The amounts of these payments are dependent on future events and outcomes which are too uncertain to allow meaningful estimation today. Under no circumstances can such contingent liabilities, events and outcomes lead to any reduction or repayment of the consideration to be received by WPP on completion. On 5 December 2019, WPP completed the Transaction, with respect to approximately 90% of the Kantar business, and proportionate transaction proceeds were received at that time. In 2020, the outstanding completion steps were completed and the remaining transaction proceeds were received. As part of the Transaction, WPP entered into transitional services agreements which govern the provision of IT services and other operational services between WPP and Kantar for a transitional period. A shareholders’ agreement is also in place to govern the relationship between WPP and Bain Capital, and ensures consistent governance rights for the parties. The boards of the Kantar joint venture companies formed by WPP and Bain Capital have up to six Bain Capital nominated directors and up to two WPP nominated directors. In certain circumstances, in the event of a disposal by Bain Capital of a majority of its interest in Kantar to a third party, it will have the right to require WPP also to transfer all of its securities in Kantar to that third party at the same price;
(xii) On 19 May 2020, WPP Finance S.A. issued EUR 750,000,000 2.375% guaranteed senior bonds due May 2027. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision; and
(xiii) On 19 May 2020, WPP Finance 2017 issued £250,000,000 3.75% guaranteed senior bonds due May 2032. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision.
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
The rate of stamp duty payable is:
(i)(where the net value of the deceased person’s relevant personal estate is more than £10,000 but does not exceed £100,000) 0.50 percent of the net value of the deceased person’s relevant personal estate; or
(ii)(where the net value of the deceased person’s relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 percent of the net value of the deceased person’s relevant personal estate which exceeds £100,000.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2021 is estimated to be a net liability of £50.6 million (£3.0 million with respect to derivative assets and £53.6 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.
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
(i)Taxes (including applicable interest and penalties) and other governmental charges;
(ii)Such registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares or other securities on deposit to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;
(iii)Such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing ordinary shares or holders of ADSs;
(iv)The expenses and charges incurred by the Depositary in the conversion of foreign currency;
(v)Such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ordinary shares on deposit, ADSs and ADRs; and

(vi)The fees and expenses incurred by the Depositary, the Custodian or any nominee in connection with the servicing or delivery of ordinary shares on deposit.
WPP has agreed to pay various other charges and expenses of the Depositary. Please note that the fees and charges that holders of ADSs may be required to pay may vary over time and may be changed by WPP and by the Depositary. Holders of ADSs will receive prior notice of such changes.
Depositary Payments—Fiscal Year 2021
WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2021.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
As part of the 2021 Annual General Meeting business, the Company proposed to adopt new articles of association, which proposed amendments were adopted by Special Resolution passed on 9 June 2021. The principal changes to the Articles of Association included a number of modernization updates to reflect current Jersey and UK law and involved arrangements concerning general meetings, appointment of multiple corporate representatives or proxies for voting purposes at general meetings, rights attaching to shares held by members incapable of managing their affairs or where sums are overdue, directors’ interests and voting, and dividends. The Articles of Association, as amended, are attached as Exhibit 1.1 to this Annual Report on Form 20-F. See Item 10B Memorandum and Articles of Association.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2021. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as at 31 December 2021.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2021. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment of the system of internal control, management concluded that as at 31 December 2021, our internal control over financial reporting was effective.
The Company's internal control over financial reporting as at 31 December 2021 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company's consolidated financial statements. Their audit report is presented below.
Remediation of Material Weaknesses
As reported in our Annual Report on Form 20-F for the fiscal year ended 31 December 2020, we previously identified material weaknesses in our internal control over financial reporting, which related to:
•Impairment Assessment of Intangible Assets and Goodwill;
•Complex Accounting Matters and Judgements and Changes in Accounting Standards; and
•Net Investment Hedging Relationships.
During 2021, and as described below, we finished implementing our previously reported plans to remediate these material weaknesses, and have concluded that as at 31 December 2021, such material weaknesses have been remediated.
Impairment Assessment of Intangible Assets and Goodwill. We previously identified a material weakness in our internal control over financial reporting that existed as at 31 December 2019 with respect to management's review of the impairment assessment of intangible assets and goodwill, specifically the selection of appropriate discount rates for use in the impairment calculations and the appropriateness of the cash flow periods and associated discounting. As at 31 December 2020, in addition to the material weakness above, we identified a further material weakness relating to the determination of the assumptions in respect of working capital cash flows included in the impairment calculation.
As a result of such material weaknesses, we have undertaken remediation activities which resulted in changing our approach to determining certain inputs with respect to the discount rates used in the impairment assessment, particularly those inputs that are subject to significant levels of judgement, and established a more comprehensive review process over such inputs, the discount rate methodology and the determination of the appropriateness of the cash flow periods and associated discounting in the impairment calculation. Additionally, we have enhanced our process for the determination of working capital cash flows included in the impairment calculation. To assist us in these activities, we have engaged an independent valuation specialist to assist us in determining discount rates on an on-going basis with oversight by management and updated our discount rate determination methodology for a current market participant approach.
With respect to remediating control deficiencies, we have i) conducted a refreshed risk assessment of the goodwill impairment testing process; ii) updated our control framework to ensure each risk is mapped to a specific internal control; iii) engaged valuation specialists to assist in ensuring the accuracy and integrity of the impairment testing model and determining recoverable amounts that require significant judgement; iv) designed enhanced level of review of and controls related to the selection of the variables underpinning the discount rate calculation; v) designed and implemented additional validation controls and additional reviews of the net working capital assumptions; and vi) implemented additional reviews of the selection of cash flow periods. Based on the actions taken, as well as the evaluation of the design, implementation and operating effectiveness of enhanced and newly designed controls, we determined that the previously reported material weaknesses have been remediated as at 31 December 2021.
Complex Accounting Matters and Judgements and Changes in Accounting Standards. As at 31 December 2019 and 2020, we identified a material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the appropriate application of IFRS for complex accounting matters and judgements, and to reflect changes in applicable accounting standards and interpretations or changes in the underlying business on a timely basis. This material weakness related to our previous restatement of our notional cash pooling arrangements, net investment hedging arrangements and the fair value of liabilities in respect of put option agreements and payments due to vendors.
As a result of such material weakness, we have undertaken remediation activities which resulted in us performing a comprehensive retrospective review to identify all critical accounting judgements with respect to financial statement line items, evaluating the application of the underlying accounting standards to those judgements and verifying the completeness, accuracy and reasonableness of those final judgements. We engaged outside advisors with specialist expertise in the respective subject matter areas to assist with the performance of the comprehensive retrospective review. As part of this effort, we enhanced the staffing, capabilities and resources of our technical accounting function, which supported the retrospective review efforts. Enhancements included hiring accounting personnel with prior work experience in finance and accounting departments of public companies and with technical accounting experience, including hiring a Group Technical Accounting Director in September 2021. These incremental resources will continue to provide ongoing support in regards to complex accounting matters and judgement and changes in accounting standards, including through the execution of enhanced periodic controls relating to complex accounting and changes in accounting standards.
To further address the appropriate determination of the fair value of liabilities in respect of put option agreements and payments due to vendors we also engaged an independent valuation specialist to assist us as an integral part of the discount rate determination process on an ongoing basis, with oversight by management, to ensure we utilize the appropriate discount rate in connection with our determination of the fair value of liabilities in respect of put option agreements and payments due to vendors.
Under the direction of our Global Director of Risk and Controls, our new controls function that was established in 2020 performed a comprehensive retrospective review of our controls and procedures and implemented enhanced periodic controls into our controls framework. With respect to remediating control deficiencies, we have designed and implemented controls to identify and evaluate amended or clarified accounting standards, or new guidance with respect to accounting standards, or changes to the business. Additionally, we enhanced the design of our controls to address the appropriate application of IFRS, including complex accounting matters and changes to the accounting standards and business as outlined above.
Based on the actions taken, as well as the evaluation of the design, implementation and operating effectiveness of enhanced and newly designed controls, we determined that the previously reported material weakness has been remediated as at 31 December 2021.
Net Investment Hedging Relationships. As at 31 December 2019 and 2020, we identified a material weakness in our internal control over financial reporting with respect to the design and implementation of effective controls to ensure the eligibility of net investment hedging relationships under IFRS, the adequacy and maintenance of contemporaneous documentation of the application of hedge accounting, and management’s review of the impact of changes in internal financing structures on such hedging relationships.
As a result of such material weakness, we have undertaken remediation activities which resulted in us performing a comprehensive retrospective re-review of our hedging relationships and the associated documentation and analysis of the application of hedge accounting to all other financial instruments to which such accounting treatment is being applied.

With respect to remediating control deficiencies, we have updated the design of our controls to verify the nature and existence of contemporaneous hedge documentation in accordance with IAS 39 Financial Instruments: Recognition and Measurement.
Based on the actions taken, as well as the evaluation of the design, implementation and operating effectiveness of enhanced controls, we determined that the previously reported material weakness has been remediated as at 31 December 2021.
Changes in Internal Control Over Financial Reporting
Except for the remediation efforts undertaken to address the previously reported material weaknesses described above, there has been no other change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2021, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as of 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2021, of the Company and our report dated 6 April 2022, expressed an unqualified opinion on those financial statements.
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
6 April 2022

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The audit committee consisted of Jacques Aigrain, Sandrine Dufour, Tarek Farahat, Tom Ilube, and Cindy Rose at 31 December 2021. The Board has determined that Jacques Aigrain and Sandrine Dufour are audit committee financial experts as defined by the Sarbanes-Oxley Act 2002 and, together with Tarek Farahat, have recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code. As announced on 29 March 2022, Sandrine Dufour succeeded Jacques Aigrain as Chair of the Audit Committee effective 1 April 2022. As announced on 31 January 2022, Simon Dingemans was appointed as a Director and member of the Committee effective from 31 January 2022 and is considered to have recent and relevant financial experience. The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended.
See the biographies of Jacques Aigrain, Simon Dingemans, Sandrine Dufour, and Tarek Farahat in Item 6A of this Annual Report on Form 20-F.

ITEM 16B. CODE OF ETHICS
WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct, which is regularly reviewed by the Audit Committee and the Board and was last updated in 2016, sets out the principal obligations of all directors, officers and employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Code of Business Conduct is available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2021	2020
	£m	£m
Audit fees	31.9	29.3
Audit-related fees[1]	0.4	0.4
Other fees[2]	1.4	0.7
Tax fees[3]	—	0.1
	33.7	30.5
1    Audit-related fees are in respect of the review of the interim financial information. All audit-related fees were approved by the Audit Committee.
2    Other fees include audits for earnout purposes and were approved by the Audit Committee.
3 Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by the Audit Committee.
See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2021, 2020 and 2019.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by Deloitte subject to an approvals process that is designed appropriately for different categories and values of proposed work. All of the audit and non-audit services carried out in the years ended 31 December 2021 and 2020 were pre-approved under the policies and procedures summarised above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
At the Annual General Meeting of WPP plc on 10 June 2020 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 122,532,907 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 9 June 2021 and was replaced by a new authority to purchase up to a maximum number of 121,258,871 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2022 and 1 September 2022.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
1/1/21 – 31/1/21	—	—	—	121,882,907
1/2/21 – 28/2/21	969	7.54	969	121,881,938
1/3/21 – 31/3/21	8,898,884	9.10	8,898,884	112,983,054
1/4/21 – 30/4/21	7,462,500	9.46	7,462,500	105,520,554
1/5/21 – 31/5/21	6,924,689	9.69	6,924,689	98,595,865
1/6/21 – 30/6/21	7,938,442	9.95	7,938,442	116,167,979
1/7/21 – 31/7/21	—	—	—	116,167,979
1/8/21 – 31/8/21	6,546,689	9.76	6,546,689	109,621,290
1/9/21 – 30/9/21	9,274,350	9.79	9,274,350	100,346,940
1/10/21 – 31/10/21	4,560,800	9.82	4,560,800	95,786,140
1/11/21 – 30/11/21	15,297,840	10.93	15,297,840	80,488,300
1/12/21 – 31/12/21	14,186,115	10.87	14,186,115	66,302,185
Total	81,091,278	10.09	81,091,278

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
The following discussion identifies the principal ways that WPP’s corporate governance practices differ from the requirements of Section 303A of the Listed Company Manual:
•Section 303A.03 requires that non-management directors hold regular executive sessions and that the listed company disclose on its website or in its annual report the name of the director presiding at such sessions. The Company complies with the equivalent domestic requirements set out in the UK Corporate Governance Code (the “Code”), which requires the Chairman of the Company to hold meetings with the Non-Executive Directors without executives present (Provision 13 of the Code). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chairman present to appraise the Chairman’s performance, and on other occasions as necessary (Provision 12 of the Code).
•Section 303A.04 requires that the written charter of the nominating/corporate governance committee and the compensation committee each require that the committee consist entirely of independent directors. While all current members of the Company’s Nomination and Governance Committee are independent, the terms of reference of the committee require, consistent with the Code, that only a majority of the members of the committee be independent (Provision 17 of the Code).
•Section 303A.05 requires that compensation committees have authority to retain compensation consultants, legal counsel and other advisers at the issuer’s expense, and that they consider specific factors before doing so. Section 303A.05 also requires that a compensation committee’s written charter cover the preparation of disclosure required of domestic issuers by Item 407(e)(5) of Regulation S-K and delegation of the committee’s duties to one or more subcommittees. The terms of reference of the Company’s Compensation Committee are written in compliance with the Code and give the committee the authority to obtain outside legal assistance and any professional advice, at the Company’s expense, as the committee considers necessary for the discharge of its responsibilities, but do not specifically require the committee to consider the factors listed in Section 303A.05. The committee’s terms of reference also do not cover the preparation of the Item

407(e)(5) disclosure or delegation of the committee’s duties to subcommittees. The Company complies instead with the requirements of the Code in this regard.
•Section 303A.07 requires that terms of reference of a listed company’s audit committee cover the preparation of disclosure required of domestic issuer by Item 407(d)(3) of Regulation S-K and require that the committee meet separately with management. The Company’s Audit Committee has written terms of reference in accordance with the Code, which do not cover these matters, although they do require that the committee meet separately with and monitor the effectiveness of the auditors and the head of the Company’s internal audit function.
•Section 303A.08 requires that listed companies obtain shareholder approval before a stock option or purchase plan is established or materially revised or other equity compensation arrangement is made or materially revised pursuant to which stock may be acquired by directors, employees or other service providers of the listed company, subject to certain exceptions. The Company seeks shareholder approval for the adoption or amendment of stock plans or stock purchase plans as required by the Articles of Association of the Company, the Listing Rules of the UK Listing Authority (the Listing Rules) and the laws of Jersey.
•Subject to the exceptions permitted in the Listing Rules, this involves seeking share owner approval to any such plan that falls into either of the following categories (as defined in the Listing Rule 9.4):
(a)an employees’ share scheme if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and
(b)a long-term incentive plan in which one or more directors of the Company is eligible to participate and to material amendments of that plan to the extent required by the plan’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the plan rules must be approved by share owners must themselves be drafted to ensure compliance with the Listing Rules.
•Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states how it complies with the principles of the Code and a confirmation that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, the Company is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. The Company will comply with these requirements in its 2021 Annual Report. The Company therefore does not adopt the elements of the Code as a separate written policy.
•Section 303A.12 requires that each listed company must provide certain certifications of compliance with the NYSE corporate governance rules annually, although foreign private issuers are only required to comply with a subset of these requirements. The Company complies instead with the requirements of the Code in this regard.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of WPP plc at 31 December 2021, 2020 and 2019 and for the years ending 31 December 2021, 2020 and 2019 are included in this Annual Report on Form 20-F beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc. *

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

2.11	Description of WPP plc Share Capital and American Depositary Shares. *

2.12
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €750 million of 2.375% guaranteed senior bonds due May 2027 (incorporated herein by reference to Exhibit 2.15 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2020).

Exhibit No.	Exhibit Title
2.13
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £250 million of 3.75% guaranteed senior bonds due May 2032 (incorporated herein by reference to Exhibit 2.16 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2020).

2.14
U.S. $2,500,000,000 Revolving Credit Facility Supplemental Agreement dated 12 November 2021, by and among WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto. *

4.1
J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

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

4.18	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.19	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.20	WPP Share Option Plan 2015 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

4.21
Service Agreement, dated 3  September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31  December 2018).

4.22	The WPP plc Stock Plan 2018 (incorporated herein by reference to Exhibit 4.27 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2018).

4.23
Service Agreement, dated 1  October 2019, between WPP 2005 Limited and John Rogers (incorporated herein by reference to Exhibit 4.28 to the Registrant’s Annual Report on Form 20-F for the year ended 31  December 2019, as filed with SEC on 30 April 2020).

4.24
Sale and Purchase Agreement, dated 12  July 2019, as amended, between the Registrant, Summer (BC) Topco S.a r.l., and Summer (BC) UK Bidco Limited (incorporated herein by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

4.25
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

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.**

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.**

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
 _________________
*    Filed herewith.
**    Furnished herewith.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ John Rogers
John Rogers Chief Financial Officer
6 April 2022

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of WPP plc and its subsidiaries (the “Company”) as of 31 December 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 6 April 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill — Refer to the Accounting Policies and Note 14 (Intangible assets) to the financial statements
Critical Audit Matter Description
The Company’s assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill to its carrying value at each measurement date, calculated as the higher of fair value less costs to sell and value in use. The Company used the value in use approach, which uses a discounted cash flow model to estimate the recoverable amount of each cash generating unit or group of cash generating units and requires management to make significant estimates and assumptions related to discount rates, short-term forecasts and long-term growth rates. The net book value of goodwill was £7,612.3 million as of 31 December 2021.
We identified goodwill valuation as a critical audit matter because of the significant judgements made by management to estimate the recoverable amount of goodwill and the increased auditor judgement and level of audit effort required to obtain evidence to test these significant judgements, including the use of specialists. This included consideration of the short-term cash flow forecasts of the Company's various businesses, and the sensitivity of certain other inputs to the value in use calculations for certain groups of cash generating units. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at the relevant assessment date, which is used within the goodwill impairment analysis, are subjective in nature. Through our risk assessment procedures, we identified those inputs that were the most sensitive to the recoverable values computed by the value in use calculations for certain groups of cash generating units, which enabled us to design our audit procedures to focus on those estimates that are either complex, including the discount rate calculations, or subjective in nature, including the short-term forecasts and long-term growth rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures focused on challenging and evaluating the discount rates, short-term forecasts and long-term growth rates used in the respective discounted cash flow models to determine the recoverable amount of each group of cash generating units and included the following audit procedures, among others:
•We tested the effectiveness of controls over management’s selection of short-term cash flow forecasts, discount rates and long-term growth rates used to determine the recoverable amount for each group of cash generating units.
•We assessed the appropriateness of forecasted revenue and operating margin growth rates by comparing to external economic data, including peers, market data and wider economic forecasts.
•We evaluated management’s ability to accurately forecast future revenues and growth rates by comparing actual results to management’s historical forecasts.
•With the assistance of our valuation specialists, we assessed the mechanical accuracy of the impairment models and the methodology applied by management for consistency with the requirements of IAS 36.
•With the assistance of our valuation specialists, we evaluated the appropriateness of the discount rates and long-term growth rates used for each group of cash generating units by:
•Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation;
•Assessing the methodology applied in the discount rate calculation against market practice valuation techniques; and
•Assessing the long-term growth rates against independent market data and an independently derived weighted average rate for each country, based on their GDP forecasts.
•We evaluated the Company’s disclosures on goodwill against the requirements of IFRS.
/s/ Deloitte LLP
Deloitte LLP
London, United Kingdom
6 April 2022
We have served as the Company’s auditor since 2002.

2021 financial statements
Accounting policies
The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2021 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2021.
Basis of preparation
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets. The financial statements have been prepared using the going concern basis of accounting. The principal accounting policies are set out below.
The financial statements were approved by the Board of Directors and authorized for issue on 6 April 2022.
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
–     Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16);
–     Covid-19 Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16); and
–IFRIC Agenda Decision on Accounting Treatment for Configuration and Customisation Costs in a Cloud Computing Arrangement.
The Group does not consider that other standards or amendments to standards adopted during the year have a significant impact on the financial statements.
Impact of Interest Rate Benchmark Reform - Phase 2
The amendments issued by the IASB, Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), are mandatory and were effective from 1 January 2021. They provide relief on certain existing requirements in IFRS Standards, relating to modifications of financial instruments and lease contracts or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate, as a result of Interest Rate Benchmark Reform. The Group does not consider that these amendments had a significant impact on the financial statements as they provide relief for the possible effects of the uncertainty arising from interest rate benchmark reform.
Impact of COVID-19-Related Rent Concessions beyond 30 June 2021
The amendment to IFRS 16, Covid-19-Related Rent Concessions beyond 30 June 2021, was issued by the IASB in March 2021 and was effective from 1 April 2021. It provides an extension to the period under which practical relief to lessees could be applied in accounting for rent concessions occurring as a direct consequence of Covid-19, as introduced in the original amendment, Covid-19-Related Concessions (Amendment to IFRS 16). There has been no material impact to our financial statements as a result of the application of this amendment.
Impact of IFRIC Agenda Decision on Accounting Treatment for Configuration and Customisation Costs in a Cloud Computing Arrangement
In April 2021, an IFRIC agenda decision was issued in relation to the accounting treatment for configuration and customisation costs in a cloud computing arrangement. This guidance clarified that in order for an intangible asset to be capitalised in relation to customisation and configuration costs in a software-as-a service (SaaS) arrangement, it is necessary for there to be control of the underlying software asset or for there to be a separate intangible asset which meets the definition in IAS 38 Intangible Assets.

Accounting policies (continued)
In 2020, as part of the Group's transformation plan, the Group commenced a multi-year implementation of a cloud-based ERP and human capital management tool. The Group has completed its assessment of the financial reporting impact of this agenda decision on this implementation and has changed the accounting policy in the financial statements to align with the clarified guidance within the IFRIC agenda decision. As a result, the Group has expensed all costs associated with this implementation, which amount to £62.2 million as at 31 December 2021. This balance includes costs that were previously capitalised as at 31 December 2020 of £14.0 million.
At the date of authorisation of these financial statements, there were a number of standards or amendments to standards, which have not been applied in these financial statements, that were in issue but not yet effective. The Group does not consider that any of these standards or amendments to standards in issue but not yet effective will have a significant impact on the financial statements.
Restatement
During 2021, the Group determined that the financial statements for the prior periods contained errors relating to historic tax asset and liability adjustments that had accumulated over a number of years in the Group consolidation. As a result, previously reported corporate income tax recoverable, corporate income tax payable and tax charge were incorrect. The cumulative impact resulted in an overstatement of equity as at 31 December 2018 of £106.3 million, which has been corrected by reducing the 2019 opening retained earnings by £101.5 million and other reserves by £4.8 million. Corporate income tax recoverable has reduced by £22.8 million (2019: £22.8 million) and corporate income tax payable increased by £93.5 million (2019: £95.7 million) on the consolidated balance sheet at 31 December 2020. These changes also decreased the tax charge in the year ended 31 December 2020 by £2.2 million (2019: increase of £12.2 million). The restatement resulted in an increase in the basic and diluted earnings per share from continuing and discontinued operations of 0.2p and 0.2p, respectively, for the year ended 31 December 2020 (2019: decrease of 1.0p and 0.9p respectively).
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
Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:
•brand names (with finite lives) – 10-20 years;
•customer-related intangibles – 3-10 years;
•other proprietary tools – 3-10 years;

Accounting policies (continued)
•other (including capitalised computer software) – 3-5 years.
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
Property, plant and equipment
Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:
•freehold buildings – 50 years;
•leasehold land and buildings – over the term of the lease or life of the asset, if shorter;
•fixtures, fittings and equipment – 3-10 years;
•computer equipment – 3-5 years.
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

Accounting policies (continued)
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
Trade receivables and work in progress
Trade receivables are stated net of loss allowances.
Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.
Expected credit losses
The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. This has been applied to trade receivables, contract assets and lease receivables. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. The Group also considers forward-looking information. Therefore, the Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss. For all other assets, the general approach has been applied and a loss allowance for 12-month expected credit losses is recognised.
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
Further details on expected credit losses are provided in note 18.
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

Accounting policies (continued)
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged items that are attributable to the hedged risk.
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
Liabilities in respect of option agreements
Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over the Group's own equity instruments and are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently, the financial liability is measured in accordance with IFRS 9 Financial Instruments. On initial recognition, the corresponding amount is recognised against the equity reserve, which is subsequently reversed on derecognition, either through exercise or non-exercise of the option agreement. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognised in profit or loss within revaluation and retranslation of financial instruments in the consolidated income statement.
Derecognition of financial liabilities
In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.
Debt
Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.
Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and short-term highly liquid investments which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value, including bank deposits and money market funds. The Group’s overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group’s centralised treasury strategy employed across the Group and form an integral part of the Group’s cash management, in accordance with IAS 7 Statement of Cash Flows.
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

Accounting policies (continued)
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
For our retainer arrangements, we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.
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

Accounting policies (continued)
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
Actuarial gains and losses are recognised immediately in other comprehensive income.

Accounting policies (continued)
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
Provisions for liabilities and charges
Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for other property-related liabilities such as onerous contracts and dilapidations. Also included are other provisions, primarily long-term employee benefits such as deferred compensation plans, and legal claims, where the likelihood of settlement is considered probable.
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

Accounting policies (continued)
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
Hyperinflation in Argentina
During 2021, 2020 and 2019, Argentina was designated as a hyperinflationary economy and the financial statements of the Group’s subsidiaries in Argentina have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.
IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. In 2021, this resulted in an increase in goodwill of £23.9 million (2020: £22.6 million, 2019: £41.0 million), an increase in other intangibles of £7.6 million (2020: £5.3 million, 2019: £7.1 million), and an increase in property, plant and equipment of £20.3 million (2020: £19.3 million, 2019: £10.7 million). A consumer price index (CPI) of 582.5 was used at 31 December 2021 (2020: 385.9, 2019: 283.4). The impact on other non-monetary assets and liabilities and the impact on the Group’s income statement in the year were immaterial.
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
Non-controlling interests
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within “financing activities” in the cash flow statement.
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
The most significant areas of estimation uncertainty include:
•Goodwill: the discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding revenue growth, operating margins, discount rates and working capital requirements. Further details of the methodology, discount rates, long-term growth rates and estimates used in relation to the goodwill impairment, and sensitivities to these estimates are set out in note 14;
•Provision for post-employment benefits: estimates are required in the accounting for defined benefit pension plans, including establishing discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. These estimates are made by management based on the advice of qualified advisors. Details of the assumptions used and the sensitivity of the benefit obligation to these assumptions are set out in note 24;
•Taxation: estimates are required in determining whether a provision is required and the amount of taxes that will be due, particularly given the many countries in which the Group operates. Where the final tax outcome is different from the amounts recorded, such differences may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which would affect the future tax charge. Further details on the tax charge, corporate income tax payable and deferred tax balances are set out in the income statement, balance sheet and notes 7 and 17.

Consolidated income statement
For the years ended 31 December 2021, 2020, 2019

	Notes	2021		2020 [1]		2019 [1]
		£m		£m		£m
Continuing operations

Revenue	2	12,801.1		12,002.8		13,234.1
Costs of services	3	(10,597.5)		(9,987.9)		(10,825.1)
Gross profit		2,203.6		2,014.9		2,409.0
General and administrative costs	3	(974.6)		(4,293.0)		(1,113.1)
Operating profit/(loss)		1,229.0		(2,278.1)		1,295.9
Share of results of associates	4	23.8		(136.0)		14.7
Profit/(loss) before interest and taxation		1,252.8		(2,414.1)		1,310.6
Finance and investment income	6	69.4		82.7		99.0
Finance costs	6	(283.6)		(312.0)		(359.1)
Revaluation and retranslation of financial instruments	6	(87.8)		(147.2)		163.8
Profit/(loss) before taxation		950.8		(2,790.6)		1,214.3
Taxation	7	(230.1)		(127.1)		(287.2)
Profit/(loss) for the year from continuing operations		720.7		(2,917.7)		927.1

Discontinued operations
Profit for the year from discontinued operations	12	—		16.4		10.8

Profit/(loss) for the year		720.7		(2,901.3)		937.9

Attributable to
Equity holders of the parent:
Continuing operations		637.7		(2,971.6)		847.9
Discontinued operations		—		6.5		(3.8)
		637.7		(2,965.1)		844.1
Non-controlling interests:
Continuing operations		83.0		53.9		79.2
Discontinued operations		—		9.9		14.6
		83.0		63.8		93.8
		720.7		(2,901.3)		937.9

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	9	53.4	p	(242.5	p)	67.5	p
Diluted earnings per ordinary share	9	52.5	p	(242.5	p)	67.0	p

Earnings per share from continuing operations
Basic earnings per ordinary share	9	53.4	p	(243.0	p)	67.8	p
Diluted earnings per ordinary share	9	52.5	p	(243.0	p)	67.3	p
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-65 form an integral part of this consolidated income statement.
1Figures have been restated as described in the accounting policies.

Consolidated statement of comprehensive income
For the years ended 31 December 2021, 2020, 2019

	2021	2020 [1]	2019 [1]
	£m	£m	£m
Profit/(loss) for the year	720.7	(2,901.3)	937.9
Items that may be reclassified subsequently to profit or loss
Exchange adjustments on foreign currency net investments	(105.0)	81.3	(625.1)
Gain on net investment hedges	45.5	9.7	—
Loss on cash flow hedges	(38.0)	(5.9)	—
Share of other comprehensive income/(loss) of associate undertakings	13.5	(61.5)	—
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	(20.6)	(284.0)
	(84.0)	3.0	(909.1)
Items that will not be reclassified subsequently to profit or loss
Actuarial gain/(loss) on defined benefit pension plans	14.3	2.0	(36.6)
Deferred tax on defined benefit pension plans	(3.0)	7.4	6.4
Movements on equity investments held at fair value through other comprehensive income	(35.5)	(127.7)	(141.4)
	(24.2)	(118.3)	(171.6)
Other comprehensive loss for the year	(108.2)	(115.3)	(1,080.7)
Total comprehensive income/(loss) for the year	612.5	(3,016.6)	(142.8)
Attributable to
Equity holders of the parent:
Continuing operations	539.8	(3,063.9)	167.8
Discontinued operations	—	(12.6)	(386.4)
	539.8	(3,076.5)	(218.6)
Non-controlling interests:
Continuing operations	72.7	50.5	61.9
Discontinued operations	—	9.4	13.9
	72.7	59.9	75.8
	612.5	(3,016.6)	(142.8)
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-65 form an integral part of this consolidated statement of comprehensive income.
1Figures have been restated as described in the accounting policies.

Consolidated cash flow statement
For the years ended 31 December 2021, 2020, 2019

	Notes	2021	2020	2019
		£m	£m	£m
Net cash inflow from operating activities	11	2,032.8	2,054.8	1,850.5
Investing activities
Acquisitions	11	(386.1)	(178.4)	(161.3)
Disposal of investments and subsidiaries	11	28.3	272.3	2,141.0
Purchases of property, plant and equipment		(263.2)	(218.3)	(339.3)
Purchases of other intangible assets (including capitalised computer software)		(29.9)	(54.4)	(54.8)
Proceeds on disposal of property, plant and equipment		8.7	11.2	174.0
Net cash (outflow)/inflow from investing activities		(642.2)	(167.6)	1,759.6
Financing activities
Repayment of lease liabilities		(320.7)	(300.1)	(249.8)
Share option proceeds		4.4	—	0.6
Cash consideration received from non-controlling interests	11	39.5	—	—
Cash consideration for purchase of non-controlling interests	11	(135.0)	(80.6)	(62.7)
Share repurchases and buybacks	11	(818.5)	(290.2)	(43.8)
Proceeds from issue of bonds	11	—	915.5	—
Repayment of borrowings	11	(397.1)	(282.7)	(1,713.2)
Financing and share issue costs		(0.4)	(7.1)	(6.4)
Equity dividends paid		(314.7)	(122.0)	(750.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(114.5)	(83.3)	(96.2)
Net cash outflow from financing activities		(2,057.0)	(250.5)	(2,922.0)
Net (decrease)/increase in cash and cash equivalents		(666.4)	1,636.7	688.1
Translation of cash and cash equivalents		(130.1)	(99.2)	(89.7)
Cash and cash equivalents at beginning of year		4,337.1	2,799.6	2,201.2
Cash and cash equivalents including cash held in disposal group at end of year		3,540.6	4,337.1	2,799.6
Cash and cash equivalents held in disposal group presented as held for sale		—	—	(66.3)
Cash and cash equivalents at end of year	11	3,540.6	4,337.1	2,733.3
Note
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-65 form an integral part of this consolidated cash flow statement.

Consolidated balance sheet
At 31 December 2021, 2020, 2019

	Notes	2021	2020 [1]	2019 [1]
		£m	£m	£m
Non-current assets
Intangible assets:
Goodwill	14	7,612.3	7,388.8	10,110.6
Other	14	1,359.5	1,389.3	1,468.8
Property, plant and equipment	15	896.4	790.9	876.0
Right-of-use assets	13	1,395.1	1,504.5	1,734.5
Interests in associates and joint ventures	16	412.9	330.7	813.0
Other investments	16	318.3	387.3	498.3
Deferred tax assets	17	341.5	212.9	187.9
Corporate income tax recoverable		46.6	24.8	—
Trade and other receivables	18	152.6	156.2	137.6
		12,535.2	12,185.4	15,826.7
Current assets
Corporate income tax recoverable		90.4	110.3	142.6
Trade and other receivables	18	11,362.3	10,972.3	11,822.3
Cash and short-term deposits		3,882.9	12,899.1	11,305.7
		15,335.6	23,981.7	23,270.6
Assets classified as held for sale		—	—	485.3
		15,335.6	23,981.7	23,755.9
Current liabilities
Trade and other payables	19	(15,252.3)	(13,859.7)	(14,188.1)
Corporate income tax payable		(386.2)	(424.4)	(595.6)
Short-term lease liabilities	13	(279.7)	(323.8)	(302.2)
Bank overdrafts, bonds and bank loans	21	(567.2)	(8,619.2)	(8,798.0)
		(16,485.4)	(23,227.1)	(23,883.9)
Liabilities associated with assets classified as held for sale		—	—	(170.4)
		(16,485.4)	(23,227.1)	(24,054.3)
Net current (liabilities)/assets		(1,149.8)	754.6	(298.4)
Total assets less current liabilities		11,385.4	12,940.0	15,528.3
Non-current liabilities
Bonds and bank loans	21	(4,216.8)	(4,975.5)	(4,047.3)
Trade and other payables	20	(619.9)	(313.5)	(449.6)
Corporate income tax payable		-	(1.3)	—
Deferred tax liabilities	17	(312.5)	(304.1)	(379.8)
Provision for post-employment benefits	24	(136.6)	(156.7)	(159.0)
Provisions for liabilities and charges	22	(268.5)	(306.3)	(247.8)
Long-term lease liabilities	13	(1,762.1)	(1,832.5)	(1,947.5)
		(7,316.4)	(7,889.9)	(7,231.0)
Net assets		4,069.0	5,050.1	8,297.3
Equity
Called-up share capital	27	122.4	129.6	132.8
Share premium account		574.7	570.3	570.3
Other reserves	28	(335.9)	191.2	(174.7)
Own shares		(1,112.1)	(1,118.3)	(1,178.7)
Retained earnings		4,367.3	4,959.2	8,576.2
Equity shareholders’ funds		3,616.4	4,732.0	7,925.9
Non-controlling interests		452.6	318.1	371.4
Total equity		4,069.0	5,050.1	8,297.3
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-65 form an integral part of this consolidated balance sheet.
1Figures have been restated as described in the accounting policies.

Consolidated statement of changes in equity
For the years ended 31 December 2021, 2020, 2019

	Called- up share capital	Share premium account	Other reserves[1]	Own shares	Retained earnings[1,2]	Total equity shareholders’ funds[1]	Non- controlling interests	Total[1]
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2019	133.3	569.7	962.4	(1,255.7)	8,849.1	9,258.8	424.4	9,683.2
Restatement[1]	—	—	(4.8)	—	(101.5)	(106.3)	—	(106.3)
Restated balance at 1 January 2019	133.3	569.7	957.6	(1,255.7)	8,747.6	9,152.5	424.4	9,576.9
Ordinary shares issued	—	0.6	—	—	—	0.6	—	0.6
Share cancellations	(0.5)	—	0.5	—	(47.7)	(47.7)	—	(47.7)
Treasury share allocations	—	—	—	1.0	(1.0)	—	—	—
Profit for the year[1]	—	—	—	—	844.1	844.1	93.8	937.9
Exchange adjustments on foreign currency net investments	—	—	(607.1)	—	—	(607.1)	(18.0)	(625.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(284.0)	—	—	(284.0)	—	(284.0)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(141.4)	(141.4)	—	(141.4)
Actuarial loss on defined benefit pension plans	—	—	—	—	(36.6)	(36.6)	—	(36.6)
Deferred tax on defined benefit pension plans	—	—	—	—	6.4	6.4	—	6.4
Other comprehensive loss	—	—	(891.1)	—	(171.6)	(1,062.7)	(18.0)	(1,080.7)
Total comprehensive (loss)/income[1]	—	—	(891.1)	—	672.5	(218.6)	75.8	(142.8)
Dividends paid	—	—	—	—	(750.5)	(750.5)	(96.2)	(846.7)
Non-cash share-based incentive plans (including share options)	—	—	—	—	71.4	71.4	—	71.4
Tax adjustment on share-based payments	—	—	—	—	3.1	3.1	—	3.1
Net movement in own shares held by ESOP Trusts	—	—	—	76.0	(76.0)	—	—	—
Recognition/derecognition of liabilities in respect of put options	—	—	10.6	—	13.1	23.7	—	23.7
Share purchases – close period commitments[3]	—	—	(252.3)	—	—	(252.3)	—	(252.3)
Acquisition of subsidiaries[4]	—	—	—	—	(56.3)	(56.3)	(32.6)	(88.9)
Balance at 31 December 2019	132.8	570.3	(174.7)	(1,178.7)	8,576.2	7,925.9	371.4	8,297.3
Share cancellations	(3.2)	—	3.2	—	(281.2)	(281.2)	—	(281.2)
Treasury share allocations	—	—	—	0.6	(0.6)	—	—	—
(Loss)/profit for the year[1]	—	—	—	—	(2,965.1)	(2,965.1)	63.8	(2,901.3)
Exchange adjustments on foreign currency net investments	—	—	85.2	—	—	85.2	(3.9)	81.3
Gain on net investment hedges	—	—	9.7	—	—	9.7	—	9.7
Loss on cash flow hedges	—	—	(5.9)	—	—	(5.9)	—	(5.9)
Share of other comprehensive loss of associate undertakings	—	—	(61.5)	—	—	(61.5)	—	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(20.6)	—	—	(20.6)	—	(20.6)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(127.7)	(127.7)	—	(127.7)
Actuarial gain on defined benefit pension plans	—	—	—	—	2.0	2.0	—	2.0
Deferred tax on defined benefit pension plans	—	—	—	—	7.4	7.4	—	7.4
Other comprehensive income/(loss)	—	—	6.9	—	(118.3)	(111.4)	(3.9)	(115.3)
Total comprehensive income/(loss)[1]	—	—	6.9	—	(3,083.4)	(3,076.5)	59.9	(3,016.6)
Dividends paid	—	—	—	—	(122.0)	(122.0)	(83.3)	(205.3)
Non-cash share-based incentive plans (including share options)	—	—	—	—	74.4	74.4	—	74.4
Net movement in own shares held by ESOP Trusts	—	—	—	59.8	(64.9)	(5.1)	—	(5.1)
Recognition/derecognition of liabilities in respect of put options	—	—	103.5	—	(26.6)	76.9	—	76.9
Share purchases – close period commitments[3]	—	—	252.3	—	—	252.3	—	252.3
Acquisition of subsidiaries[4]	—	—	—	—	(112.7)	(112.7)	(29.9)	(142.6)
Balance at 31 December 2020	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Ordinary shares issued	—	4.4	—	—	—	4.4	—	4.4
Share cancellations	(7.2)	—	7.2	—	(729.3)	(729.3)	—	(729.3)
Treasury share allocations	—	—	—	3.7	(3.7)	—	—	—
Profit for the year	—	—	—	—	637.7	637.7	83.0	720.7
Exchange adjustments on foreign currency net investments	—	—	(94.7)	—	—	(94.7)	(10.3)	(105.0)
Gain on net investment hedges	—	—	45.5	—	—	45.5	—	45.5
Loss on cash flow hedges	—	—	(38.0)	—	—	(38.0)	—	(38.0)
Share of other comprehensive income of associate undertakings	—	—	7.3	—	6.2	13.5	—	13.5
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(35.5)	(35.5)	—	(35.5)
Actuarial gain on defined benefit pension plans	—	—	—	—	14.3	14.3	—	14.3
Deferred tax on defined benefit pension plans	—	—	—	—	(3.0)	(3.0)	—	(3.0)
Other comprehensive loss	—	—	(79.9)	—	(18.0)	(97.9)	(10.3)	(108.2)
Total comprehensive (loss)/income	—	—	(79.9)	—	619.7	539.8	72.7	612.5
Dividends paid	—	—	—	—	(314.7)	(314.7)	(114.5)	(429.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	99.6	99.6	—	99.6
Tax adjustment on share-based payments	—	—	—	—	15.4	15.4	—	15.4
Net movement in own shares held by ESOP Trusts	—	—	—	2.5	(91.7)	(89.2)	—	(89.2)
Recognition/derecognition of liabilities in respect of put options[5]	—	—	(242.7)	—	1.1	(241.6)	—	(241.6)
Share purchases – close period commitments[6]	—	—	(211.7)	—	—	(211.7)	—	(211.7)
Share of other equity movements of associates	—	—	—	—	(8.0)	(8.0)	—	(8.0)
Acquisition of subsidiaries[4]	—	—	—	—	(180.3)	(180.3)	176.3	(4.0)
Balance at 31 December 2021	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-65 form an integral part of this consolidated statement of changes in equity.
1Figures have been restated as described in the accounting policies.
2Accumulated losses on existing equity investments held at fair value through other comprehensive income are £309.1 million at 31 December 2021 (2020: £273.6 million, 2019: £145.9 million).
3During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognised as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the year ended 31 December 2020.
4Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
5During the year, the Group merged Finsbury Glover Hering and Sard Verbinnen & Co to form a leading global communications firm. As a part of this transaction, certain management acquired shares in the Company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in a movement in other reserves in the year of £219.6 million.
6During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021.

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
Reportable segments
The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group’s Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these components into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

During 2020, the Group announced the intention to combine Grey and AKQA into AKQA Group, to bring Geometry and GTB into VMLY&R and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figures have been re-presented to reflect these changes.

Reported contributions were as follows:

Continuing operations – Income statement	Revenue[1]	Revenue less pass-through costs[2]	Headline operating profit[3]
	£m	£m	£m
2021
Global Integrated Agencies	10,836.3	8,638.7	1,215.5
Public Relations	959.0	909.7	143.1
Specialist Agencies	1,005.8	848.8	134.9
	12,801.1		1,493.5
2020[4]
Global Integrated Agencies	10,265.5	8,194.2	1,059.9
Public Relations	892.9	854.4	141.3
Specialist Agencies	844.4	713.4	59.3
	12,002.8		1,260.5
2019[4]
Global Integrated Agencies	11,269.2	9,090.4	1,358.6
Public Relations	956.5	898.0	140.6
Specialist Agencies	1,008.4	858.1	61.4
	13,234.1		1,560.6
Notes
1Intersegment sales have not been separately disclosed as they are not material.
2Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
3A reconciliation from operating profit to headline operating profit is provided in note 31.
4Prior year figures have been re-presented to reflect the changes to segments described above.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

Continuing operations – Other information	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Share of results of associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2021
Global Integrated Agencies	92.3	252.7	372.8	—	22.7	115.2
Public Relations	4.8	17.9	28.1	—	1.7	8.0
Specialist Agencies[3]	2.5	22.5	43.1	1.8	(0.6)	289.7
	99.6	293.1	444.0	1.8	23.8	412.9
2020[4]
Global Integrated Agencies	61.3	234.2	449.7	2,355.1	19.0	158.4
Public Relations	8.0	15.5	32.8	161.5	1.3	6.4
Specialist Agencies[3]	5.1	22.9	59.4	306.3	(156.3)	165.9
	74.4	272.6	541.9	2,822.9	(136.0)	330.7
2019[4]
Global Integrated Agencies	57.2	284.5	424.6	4.8	16.8	164.6
Public Relations	4.6	17.5	31.5	—	(0.3)	5.5
Specialist Agencies[3]	4.2	27.8	52.2	42.9	(1.8)	642.9
	66.0	329.8	508.3	47.7	14.7	813.0
Notes
1Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
2Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
3Specialist Agencies includes the Kantar associates and amounts previously reported under the Data Investment Management segment.
4Prior year figures have been re-presented to reflect the changes to segments described above.
Contributions by geographical area were as follows:

	2021	2020	2019
Continuing operations	£m	£m	£m
Revenue[1]
North America[2]	4,494.2	4,464.9	4,854.7
United Kingdom	1,866.9	1,637.0	1,797.1
Western Continental Europe	2,786.3	2,441.6	2,628.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,653.7	3,459.3	3,953.5
	12,801.1	12,002.8	13,234.1
Revenue less pass-through costs[3]
North America[2]	3,849.2	3,743.4	4,034.3
United Kingdom	1,414.3	1,233.8	1,390.1
Western Continental Europe	2,225.4	2,019.4	2,176.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,908.3	2,765.4	3,245.7

Headline operating profit[4]
North America[2]	655.7	611.9	662.0
United Kingdom	180.9	137.7	188.5
Western Continental Europe	288.6	198.7	261.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	368.3	312.2	448.6
	1,493.5	1,260.5	1,560.6
Notes
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £4,220.8 million (2020: £4,216.1 million, 2019: £4,576.5 million), revenue less pass-through costs of £3,597.4 million (2020: £3,524.8 million, 2019: £3,806.3 million) and headline operating profit of £615.2 million (2020: £563.7 million, 2019: £620.6 million).
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
4A reconciliation from operating profit to headline operating profit is provided in note 31.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

	2021	2020
Continuing operations	£m	£m
Non-current assets[1]
North America[2]	5,075.4	4,962.1
United Kingdom	1,565.4	1,488.7
Western Continental Europe	2,618.8	2,745.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,933.6	2,767.1
	12,193.2	11,962.9
Notes
1Non-current assets excluding financial instruments and deferred tax.
2North America includes the United States with non-current assets of £4,730.1 million (2020: £4,609.0 million).

3. Costs of services and general and administrative costs

	2021	2020	2019
Continuing operations	£m	£m	£m
Costs of services	10,597.5	9,987.9	10,825.1
General and administrative costs	974.6	4,293.0	1,113.1
	11,572.1	14,280.9	11,938.2
Costs of services and general and administrative costs include:

	2021	2020	2019
Continuing operations	£m	£m	£m
Staff costs (note 5)	7,166.7	6,556.5	7,090.6
Establishment costs	529.0	638.5	672.9
Media pass-through costs	1,865.3	1,555.2	1,656.2
Other costs of services and general and administrative costs[1]	2,011.1	5,530.7	2,518.5
	11,572.1	14,280.9	11,938.2
Included within costs of services and general administrative costs are the following:

	2021	2020	2019
Continuing operations	£m	£m	£m
Goodwill impairment (note 14)	1.8	2,822.9	47.7
Investment and other impairment (reversals)/charges	(42.4)	296.2	7.5
Restructuring and transformation costs	145.5	80.7	153.5
Restructuring costs in relation to Covid-19	29.9	232.5	—
Litigation settlement	21.3	25.6	(16.8)
Gain on sale of freehold property in New York	—	—	(7.9)
Amortisation and impairment of acquired intangible assets	97.8	89.1	121.5
Amortisation of other intangible assets	19.9	35.2	21.2
Depreciation of property, plant and equipment	151.2	174.8	185.5
Depreciation of right-of-use assets	272.9	331.9	301.6
(Gains)/losses on sale of property, plant and equipment	(1.3)	0.3	3.2
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.6)	(0.4)
Net foreign exchange losses	4.4	5.9	6.1
Short-term lease expense	18.0	36.7	83.8
Low-value lease expense	2.3	2.3	2.9
Note
1Other costs of services and general and administrative costs include £538.6 million (2020: £685.6 million, 2019: £731.4 million) of other pass-through costs.
In 2021, operating profit includes credits totalling £19.3 million (2020: £46.3 million, 2019: £26.9 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2020. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 29.

Notes to the consolidated financial statements (continued)
3. Costs of services and general and administrative costs (continued)
Amortisation and impairment of acquired intangible assets of £97.8 million (2020: £89.1 million, 2019: £121.5 million) includes an impairment charge in the year of £47.9 million (2020: £21.6 million, 2019: £26.5 million) in regard to certain brand names that are no longer in use, including £43.8 million for brands with an indefinite life.
Investment and other impairment reversals of £42.4 million primarily relates to the partial reversal of a £255.6 million impairment taken in 2020 relating to Imagina, an associate in Spain.
Losses on disposal of investments and subsidiaries of £10.6 million in 2021 includes a loss of £4.9 million on the disposal of XMKT in China, which completed in September 2021. Gains on disposal of investments and subsidiaries of £40.4 million in 2019 include a gain of £28.6 million on the disposal of the Group's interest in Chime.
Restructuring and transformation costs of £145.5 million (2020: £80.7 million, 2019: £153.5 million) include £94.2 million in relation to the Group’s IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever-increasing digital world. It includes costs of £62.2 million (including £14.0 million that was previously capitalised at 31 December 2020) in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining £51.3 million relates to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.
Restructuring costs in relation to Covid-19 of £29.9 million (2020: £232.5 million, 2019: £nil) primarily relate to property costs which the Group undertook in response to the Covid-19 pandemic. As management continues to assess the impact of Covid-19 on long-term working practices and the Group’s real estate portfolio, further impairments may occur in the future. We note that there are other Covid-19 related amounts, including credits, which have not been reflected on the grounds that they cannot effectively be distinguished from the day-to-day activities of the business.
In 2021, the Group received £5.3 million (2020: £77.1 million, 2019: £nil) of aid from governments around the world in relation to the Covid-19 pandemic, which is included as a credit in other staff costs.
Total impairment charges included in restructuring costs of £39.2 million (2020: £196.7 million) consist of £17.6 million (2020: £147.6 million) within restructuring costs in relation to Covid-19 and £21.6 million (2020: £49.1 million) within restructuring and transformation costs. These impairment charges include £19.3 million (2020: £117.0 million) in relation to right-of-use assets, £9.8 million (2020: £79.7 million) of related property, plant and equipment and £10.1 million (2020: £nil) of other intangibles, arising from the Group’s reassessment of its property requirements as a result of effective remote working practices during the Covid-19 pandemic and continued focus on campuses. There were no impairment charges included in restructuring costs in 2019.
The goodwill impairment charge of £2,822.9 million in 2020 reflects the adverse impacts of Covid-19 on a number of businesses in the Group at that time.
Auditors’ remuneration:

	2021	2020	2019
	£m	£m	£m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	7.1	6.4	6.5
Fees payable for the audit of the Company’s subsidiaries	24.8	22.9	28.0
Fees payable to the auditors pursuant to legislation	31.9	29.3	34.5
Audit-related services[1]	0.4	0.4	0.4
Other services[2]	1.4	0.7	7.8
Tax compliance services	—	0.1	—
Total other fees	1.8	1.2	8.2
Total fees	33.7	30.5	42.7
Notes
1Audit-related assurance services are in respect of the review of the interim financial information.
2Other services include audits for earnout purposes.

4. Share of results of associates
Share of results of associates includes:

	2021	2020	2019
Continuing operations	£m	£m	£m
Share of profit before interest and taxation	208.5	142.5	99.2
Share of exceptional losses	(62.3)	(146.1)	(47.8)
Share of interest and non-controlling interests	(83.9)	(91.4)	(19.4)
Share of taxation	(38.5)	(41.0)	(17.3)
	23.8	(136.0)	14.7
Share of exceptional losses of £62.3 million (2020: £146.1 million, 2019: £47.8 million) primarily comprise £38.8 million (2020: £54.3 million, 2019 £5.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £18.8 million (2020: £89.3 million, 2019: £20.3 million) within Kantar.

Notes to the consolidated financial statements (continued)

5. Our people
Our staff numbers averaged 104,808 for the year ended 31 December 2021 against 104,163 in 2020 and 132,823 in 2019. Their geographical distribution was as follows:

	2021	2020	2019
North America	21,764	21,524	25,008
United Kingdom	10,995	10,670	14,192
Western Continental Europe	21,514	21,551	26,973
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	50,535	50,418	66,650
	104,808	104,163	132,823
Their reportable segment distribution was as follows:

	2021	2020 [1]	2019 [1]
Global Integrated Agencies	89,701	88,406	90,582
Data Investment Management	—	1,341	26,325
Public Relations	7,121	6,810	6,890
Specialist Agencies	7,986	7,606	9,026
	104,808	104,163	132,823
Note
1Prior year figures have been re-presented to reflect the changes to segments described in note 2.
At the end of 2021, staff numbers were 109,382 (2020: 99,830, 2019: 106,786).
Staff costs include:

	2021	2020	2019
Continuing operations	£m	£m	£m
Wages and salaries	4,797.2	4,781.0	4,946.2
Cash-based incentive plans	455.2	110.7	227.6
Share-based incentive plans	99.6	74.4	66.0
Social security costs	630.1	570.9	591.7
Pension costs	177.7	171.7	169.7
Severance	41.8	68.2	42.6
Other staff costs[1]	965.1	779.6	1,046.8
	7,166.7	6,556.5	7,090.6
Note
1Freelance and temporary staff costs are included in other staff costs.
Compensation for key management personnel includes:

	2021	2020	2019
	£m	£m	£m
Short-term employee benefits	28.0	17.9	18.3
Pensions and other post-retirement benefits	0.9	1.0	1.0
Share-based payments	14.6	10.3	10.8
	43.5	29.2	30.1
Key management personnel comprises the Board and the Executive Committee.

Notes to the consolidated financial statements (continued)

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income includes:

	2021	2020	2019
Continuing operations	£m	£m	£m
Income from equity investments	17.9	8.7	18.3
Interest income	51.5	74.0	80.7
	69.4	82.7	99.0
Finance costs include:

	2021	2020	2019
Continuing operations	£m	£m	£m
Net interest expense on pension plans	1.8	2.9	3.5
Interest on other long-term employee benefits	2.4	3.1	3.9
Interest expense and similar charges[1]	188.5	205.0	252.0
Interest expense related to lease liabilities	90.9	101.0	99.7
	283.6	312.0	359.1
Revaluation and retranslation of financial instruments include:

	2021	2020	2019
Continuing operations	£m	£m	£m
Movements in fair value of treasury instruments	9.1	15.4	0.4
Premium on the early repayment of bonds	(13.0)	—	(63.4)
Revaluation of investments held at fair value through profit or loss	(7.5)	8.0	9.1
Revaluation of put options over non-controlling interests	(40.6)	12.3	(24.3)
Revaluation of payments due to vendors (earnout agreements)	(58.7)	13.4	(3.7)
Retranslation of financial instruments	22.9	(196.3)	245.7
	(87.8)	(147.2)	163.8
Note
1Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
The majority of the Group’s long-term debt is represented by $1,063 million of US dollar bonds at an average interest rate of 4.26%, €3,600 million of Eurobonds at an average interest rate of 1.94% and £650 million of Sterling bonds at an average interest rate of 3.21%.
Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to nil (2020: nil).
Average borrowings under the Australian Dollar Revolving Credit Facilities amounted to A$52 million at an average rate of 1.89% (2020: A$151 million at an average rate of 2.06%).
Average borrowings under the US Commercial Paper Programme for 2021 amounted to nil (2020: $2 million at an average interest rate of 1.66% inclusive of margin).
Average borrowings under the Euro Commercial Paper Programme for 2021 amounted to nil (2020: nil).

Notes to the consolidated financial statements (continued)

7. Taxation
In 2021, the effective tax rate on profit/(loss) before taxation was 24.2% (2020: -4.6%, 2019: 23.7%)
The tax charge comprises:

	2021	2020[1]	2019[1]
Continuing operations	£m	£m	£m
Corporation tax
Current year	404.0	307.8	435.2
Prior years	(41.4)	(83.2)	(63.4)
	362.6	224.6	371.8
Deferred tax
Current year	(131.0)	(80.2)	(78.3)
Prior years	(1.5)	(17.3)	(6.3)
	(132.5)	(97.5)	(84.6)
Tax charge	230.1	127.1	287.2
Note
1Figures have been restated as described in the accounting policies.
The corporation tax credit for prior years in 2021, 2020, and 2019 primarily comprises the release of a number of provisions following the resolution of tax matters in various countries.
The tax charge for the year can be reconciled to profit/(loss) before taxation in the consolidated income statement as follows:

	2021	2020[1]	2019[1]
Continuing operations	£m	£m	£m
Profit/(loss) before taxation	950.8	(2,790.6)	1,214.3
Tax at the corporation tax rate of 19.0%[2]	180.7	(530.2)	230.7
Tax effect of share of results of associates	(13.3)	16.2	(2.7)
Irrecoverable withholding taxes	52.3	49.4	44.7
Items that are not deductible in determining taxable profit	29.3	67.0	53.7
Goodwill impairment	0.6	542.4	10.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	81.2	92.7	77.1
Origination and reversal on unrecognised temporary differences	(36.3)	(29.3)	(3.4)
Tax losses not recognised or utilised in the year	7.4	21.1	13.2
Utilisation of tax losses not previously recognised	(5.1)	(1.7)	(42.7)
Recognition of temporary differences not previously recognised	—	—	(24.1)
Net release of prior year provisions in relation to acquired businesses	(1.1)	(1.7)	(19.9)
Other prior year adjustments	(41.8)	(98.8)	(49.8)
Impact of deferred tax rate change	(23.8)	—	—
Tax charge	230.1	127.1	287.2
Effective tax rate on profit/(loss) before tax	24.2%	(4.6)%	23.7%
Notes
1Figures have been restated as described in the accounting policies.
2As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19.0% (2020: 19.0%, 2019: 19.0%).
Factors affecting the tax charge in future years
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, increasing tax rates as a consequence of the financial support programmes implemented by governments during the Covid-19 pandemic, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.
Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not

Notes to the consolidated financial statements (continued)
7. Taxation (continued)
currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.
In the UK Budget on 3 March 2021, the Chancellor of the Exchequer announced an increase in the UK corporation tax rate from 19% to 25%, which is due to be effective from 1 April 2023. This change was enacted at the balance sheet date, and the Group has remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in current period tax expense.
Tax risk management
We look to maintain open and transparent relationships with the tax authorities in the jurisdictions in which we operate and relevant government representatives. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group’s tax position.

8. Ordinary dividends
Amounts recognised as distributions to equity holders in the year:

	2021		2020		2019		2021	2020	2019
Per share	Pence per share						£m	£m	£m
2020 Final dividend	14.00	p	—		37.30	p	167.7	—	466.4
2021 Interim dividend	12.50	p	10.00	p	22.70	p	147.0	122.0	284.1
	26.50	p	10.00	p	60.00	p	314.7	122.0	750.5
Proposed final dividend for the year ended 31 December 2021:

	2021		2020		2019
Per share	Pence per share
Final dividend	18.70	p	14.00	p	—
The payment of dividends will not have any tax consequences for the Group.
Final dividends are paid in the subsequent year to which they relate. The 2019 final dividend which was due to be paid in 2020 was cancelled to protect liquidity in light of the threat from Covid-19 at that time.

9. Earnings per share
Basic EPS
The calculation of basic EPS is as follows:

Continuing operations	2021	2020[1]	2019[1]
Earnings[2] (£m)	637.7	(2,971.6)	847.9
Weighted average shares used in basic EPS calculation (m)	1,194.1	1,223.0	1,250.0
EPS	53.4p	(243.0p)	67.8p
Discontinued operations	2021	2020	2019
Earnings[2] (£m)	—	6.5	(3.8)
Weighted average shares used in basic EPS calculation (m)	—	1,223.0	1,250.0
EPS	—	0.5p	(0.3p)
Continuing and discontinued operations	2021	2020[1]	2019[1]
Earnings[2] (£m)	637.7	(2,965.1)	844.1
Weighted average shares used in basic EPS calculation (m)	1,194.1	1,223.0	1,250.0
EPS	53.4p	(242.5p)	67.5p
Notes
1Figures have been restated as described in the accounting policies.
2Earnings is equivalent to profit/(loss) for the year attributable to equity holders of the parent.

Notes to the consolidated financial statements (continued)
9. Earnings per share (continued)
Diluted EPS
The calculation of diluted EPS is as follows:

Continuing operations	2021		2020[1]		2019[1]
Diluted earnings (£m)	637.7		(2,971.6)		847.9
Weighted average shares used in diluted EPS calculation (m)[2]	1,215.3		1,223.0		1,260.6
Diluted EPS	52.5	p	(243.0	p)	67.3	p
Discontinued operations	2021		2020		2019
Diluted earnings (£m)	—		6.5		(3.8)
Weighted average shares used in diluted EPS calculation (m)[2]	—		1,223.0		1,260.6
Diluted EPS	—		0.5	p	(0.3	p)
Continuing and discontinued operations	2021		2020[1]		2019[1]
Diluted earnings (£m)	637.7		(2,965.1)		844.1
Weighted average shares used in diluted EPS calculation (m)[2]	1,215.3		1,223.0		1,260.6
Diluted EPS	52.5	p	(242.5	p)	67.0	p
 Notes
1Figures have been restated as described in the accounting policies.
2The weighted average shares used in the basic EPS calculation for 2020 have also been used for diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the diluted EPS calculation.
Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2021, options to purchase 7.2 million ordinary shares (2020: 14.2 million, 2019: 19.3 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2021	2020	2019
	m	m	m
Weighted average shares used in basic EPS calculation	1,194.1	1,223.0	1,250.0
Dilutive share options outstanding	1.3	—	0.3
Other potentially issuable shares	19.9	13.0	10.3
Weighted average shares used in diluted EPS calculation	1,215.3	1,236.0	1,260.6

At 31 December 2021 there were 1,224,459,550 (2020: 1,296,080,242, 2019: 1,328,167,813) ordinary shares in issue, including 70,489,953 treasury shares (2020: 70,748,100, 2019: 70,787,730).

10. Sources of finance
The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt
	2021	2020	2021	2020
Analysis of changes in financing	£m	£m	£m	£m
Beginning of year	699.9	703.1	5,032.7	4,272.9
Ordinary shares issued	4.4	—	—	—
Share cancellations	(7.2)	(3.2)	—	—
Net (decrease)/increase in drawings on bank loans and corporate bonds	—	—	(397.1)	632.8
Amortisation of financing costs included in debt	—	—	8.1	7.5
Changes in fair value due to hedging arrangements	—	—	(2.5)	(1.4)
Other movements	—	—	(0.4)	(7.1)
Exchange adjustments	—	—	(199.1)	128.0
End of year	697.1	699.9	4,441.7	5,032.7
The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement. Other liabilities from financing activities including lease liabilities and derivatives used for hedging debts are disclosed in note 13 and note 26, respectively.

Shares
At 31 December 2021, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £697.1 million (2020: £699.9 million), further details of which are disclosed in note 27.

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
Debt
US$ bonds The Group has in issue $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.
Eurobonds The Group has in issue €750 million of 3.0% bonds due November 2023, €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, €600 million of 1.625% bonds due March 2030, and €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR +0.45% due March 2022.
Sterling bonds The Group has in issue £250 million of 3.750% bonds due May 2032 and £400 million of 2.875% bonds due September 2046.
Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2026, signed in November 2021. The Group’s borrowings under these facilities, which are drawn down predominantly in pounds sterling, averaged nil in 2021 (2020: nil).
In May 2021, the Group’s subsidiary, WPP AUNZ, repaid in full its A$150 million Revolving Credit Facility due August 2021, and its A$270 million Revolving Credit Facility due August 2023. The Group’s borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of A$52 million in 2021 (2020: A$151 million).
The Group had available undrawn committed credit facilities of £1,847.5 million at 31 December 2021 (2020: £2,023.2 million).
Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.
The $2.5 billion Revolving Credit Facility, due March 2026, includes terms which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.
Commercial paper programmes
The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper outstanding in 2021 was nil (2020: $2 million). The average Euro commercial paper outstanding in 2021 was nil (2020: nil) inclusive of the effect of currency swaps. There was no US or Euro commercial paper outstanding at 31 December 2021.
The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2021	2020
	£m	£m
Within one year	(326.8)	(182.2)
Between one and two years	(745.4)	(725.6)
Between two and three years	(646.5)	(795.7)
Between three and four years	(492.8)	(649.1)
Between four and five years	(698.0)	(528.2)
Over five years	(2,546.3)	(3,387.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,455.8)	(6,267.9)
Short-term overdrafts – within one year	(342.3)	(8,562.0)
Future anticipated cash flows	(5,798.1)	(14,829.9)
Effect of discounting/financing rates	1,014.1	1,235.2
Debt financing	(4,784.0)	(13,594.7)

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
Analysis of fixed and floating rate debt by currency including the effect of cross-currency swaps:

2021		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,231.8	4.18	n/a	72
£	– fixed	1,094.1	2.97	n/a	155
€	– fixed	1,976.0	2.04	n/a	69
	– floating	210.2	n/a	EURIBOR	3
Other		(70.4)	n/a	n/a	n/a
		4,441.7

2020		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,585.1	4.06	n/a	70
£	– fixed	1,094.1	3.21	n/a	167
€	– fixed	2,104.6	2.20	n/a	79
	– floating	223.9	n/a	EURIBOR	15
Other		25.0	n/a	n/a	n/a
		5,032.7
Note
1Weighted average.
The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets
2021	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	185.8	173.7	581.1	582.5
Between one and two years	551.4	521.1	30.0	30.4
Between two and three years	11.6	6.0	—	—
Between three and four years	449.8	445.6	—	—
Between four and five years	—	—	—	—
Over five years	—	—	—	—
	1,198.6	1,146.4	611.1	612.9

	Financial liabilities		Financial assets
2020	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	201.7	195.4	102.3	98.2
Between one and two years	11.6	6.2	17.8	13.6
Between two and three years	41.9	35.7	449.2	461.2
Between three and four years	11.6	6.3	—	—
Between four and five years	449.8	466.3	—	—
Over five years	—	—	—	—
	716.6	709.9	569.3	573.0

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows
The following tables analyse the items included within the main cash flow headings on page F-14.
Net cash from operating activities:

	2021	2020[1]	2019[1]
	£m	£m	£m
Profit/(loss) for the year	720.7	(2,901.3)	937.9
Taxation	230.1	129.3	366.0
Revaluation and retranslation of financial instruments	87.8	147.2	(154.4)
Finance costs	283.6	312.3	376.4
Finance and investment income	(69.4)	(82.8)	(102.6)
Share of results of associates	(23.8)	136.0	(21.2)
Goodwill impairment on classification as held for sale	—	—	94.5
Gain on sale of discontinued operations	—	(10.0)	(73.8)
Attributable tax expense on sale of discontinued operations	—	1.9	157.4
Adjustments for:
Non-cash share-based incentive plans (including share options)	99.6	74.4	71.4
Depreciation of property, plant and equipment	151.2	174.8	203.2
Depreciation of right-of-use assets	272.9	331.9	317.9
Impairment charges included within restructuring costs	39.2	196.7	—
Goodwill impairment	1.8	2,822.9	47.7
Amortisation and impairment of acquired intangible assets	97.8	89.1	135.6
Amortisation of other intangible assets	19.9	35.2	29.6
Investment and other impairment (reversals)/charges	(42.4)	296.2	7.5
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)	(45.1)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.6)	(0.4)
Gain on sale of freehold property in New York	—	—	(7.9)
(Gains)/losses on sale of property, plant and equipment	(1.3)	0.3	3.2
(Increase)/decrease in trade receivables and accrued income	(458.9)	585.2	159.0
Increase in trade payables and deferred income	777.8	195.0	394.7
(Increase)/decrease in other receivables	(120.0)	123.3	(263.8)
Increase/(decrease) in other payables – short-term	547.0	(36.6)	(16.4)
(Decrease)/increase in other payables – long-term	(11.0)	(44.3)	53.7
(Decrease)/increase in provisions	(32.9)	15.6	23.1
Corporation and overseas tax paid	(391.1)	(371.5)	(536.0)
Payment on early settlement of bonds	(13.0)	—	(63.4)
Interest and similar charges paid	(173.7)	(173.9)	(270.6)
Interest paid on lease liabilities	(88.4)	(98.5)	(105.1)
Interest received	47.5	73.6	80.8
Investment income	17.8	8.7	18.3
Dividends from associates	53.4	32.5	33.3
Net cash inflow from operating activities	2,032.8	2,054.8	1,850.5
Note
1Figures have been restated as described in the accounting policies.

Notes to the consolidated financial statements (continued)
11. Analysis of cash flows (continued)

Acquisitions and disposals:
	2021	2020	2019
	£m	£m	£m
Initial cash consideration	(227.6)	(32.8)	(3.9)
Cash and cash equivalents acquired	(2.3)	—	—
Earnout payments	(57.0)	(115.2)	(130.2)
Purchase of other investments (including associates)	(99.2)	(30.4)	(27.2)
Acquisitions	(386.1)	(178.4)	(161.3)
Proceeds on disposal of investments and subsidiaries[1]	51.9	320.0	2,468.5
Cash and cash equivalents disposed	(23.6)	(47.7)	(327.5)
Disposals of investments and subsidiaries	28.3	272.3	2,141.0
Cash consideration received from non-controlling interests	39.5	—	—
Cash consideration for purchase of non-controlling interests	(135.0)	(80.6)	(62.7)
Cash consideration for non-controlling interests	(95.5)	(80.6)	(62.7)
Net acquisition payments and disposal proceeds	(453.3)	13.3	1,917.0
Note
1Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buybacks:
	2021	2020	2019
	£m	£m	£m
Purchase of own shares by ESOP Trusts	(89.2)	(5.1)	—
Shares purchased into treasury	(729.3)	(285.1)	(43.8)
Net cash outflow	(818.5)	(290.2)	(43.8)

Proceeds from issue of bonds:
	2021	2020	2019
	£m	£m	£m
Proceeds from issue of €750 million bonds	—	665.5	—
Proceeds from issue of £250 million bonds	—	250.0	—
Net cash inflow	—	915.5	—

Repayment of borrowings:
	2021	2020	2019
	£m	£m	£m
Decrease in drawings on bank loans	(36.3)	(59.6)	(70.6)
Repayment of $500 million bonds	(360.8)	—	—
Repayment of €250 million bonds	—	(223.1)	—
Repayment of €600 million bonds	—	—	(512.7)
Repayment of $812 million bonds	—	—	(618.8)
Partial repayment of $272 million bonds	—	—	(135.4)
Partial repayment of $450 million bonds	—	—	(176.2)
Repayment of £200 million bonds	—	—	(199.5)
Net cash outflow	(397.1)	(282.7)	(1,713.2)

Notes to the consolidated financial statements (continued)
11. Analysis of cash flows (continued)

Cash and cash equivalents:
	2021	2020	2019
	£m	£m	£m
Cash at bank and in hand	2,776.6	10,075.0	10,442.1
Short-term bank deposits	1,106.3	2,824.1	863.6
Overdrafts[1]	(342.3)	(8,562.0)	(8,572.4)
	3,540.6	4,337.1	2,733.3
Note
1Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.
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
Results of the discontinued operations, which have been included in profit for the year, were as follows:

	2020	2019
	£m	£m
Revenue	107.4	2,387.5
Costs of services	(92.3)	(1,951.5)
Gross profit	15.1	436.0
General and administrative costs	(4.4)	(151.7)
Operating profit	10.7	284.3
Share of results of associates	—	6.5
Profit before interest and taxation	10.7	290.8
Finance and investment income	0.1	3.6
Finance costs	(0.3)	(17.3)
Revaluation and retranslation of financial instruments	—	(9.4)
Profit before taxation	10.5	267.7
Attributable tax expense	(2.2)	(78.8)
Profit after taxation	8.3	188.9

Goodwill impairment on classification as held for sale[1]	—	(94.5)
Gain on sale of discontinued operations	10.0	73.8
Attributable tax expense on sale of discontinued operations	(1.9)	(157.4)

Net gain attributable to discontinued operations	16.4	10.8

Attributable to
Equity holders of the parent	6.5	(3.8)
Non-controlling interests2;	9.9	14.6
	16.4	10.8
Notes
1In 2019, goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5.
2In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56% owned subsidiary of the Group.

Notes to the consolidated financial statements (continued)
12. Assets held for sale and discontinued operations (continued)
For the year ended 31 December 2020, the Kantar group contributed £30.8 million (2019: £322.9 million) to the Group’s net operating cash flows, paid £0.9 million (2019: £53.2 million) in respect of investing activities and paid £0.7 million (2019: £27.2 million) in respect of financing activities.
The gain on sale of discontinued operations disposed by 31 December 2020 is calculated as follows:

	2020	2019
	£m	£m
Intangible assets (including goodwill)	162.5	2,410.0
Property, plant and equipment	15.1	115.7
Right-of-use assets	27.2	103.5
Interests in associates and joint ventures	4.6	92.3
Other investments	—	11.5
Deferred tax assets	6.1	44.1
Corporate income tax recoverable	16.9	49.8
Trade and other receivables	170.3	748.8
Cash and cash equivalents	32.2	324.9
Trade and other payables	(141.6)	(839.8)
Corporate income tax payable	(5.6)	(48.2)
Lease liabilities	(23.2)	(106.3)
Deferred tax liabilities	(1.3)	(98.6)
Provisions for post-employment benefits	(7.9)	(26.7)
Provisions for liabilities and charges	(0.6)	(22.4)
Net assets	254.7	2,758.6

Non-controlling interests	(6.1)	(19.1)
Net assets excluding non-controlling interests	248.6	2,739.5

Consideration received in cash and cash equivalents	240.9	2,352.1
Re-investment in equity stake[1]	—	231.7
Transaction costs	(4.5)	(56.1)
Deferred consideration[2]	1.6	1.6
Total consideration received	238.0	2,529.3

Loss on sale before exchange adjustments	(10.6)	(210.2)
Exchange adjustments recycled to the income statement	20.6	284.0
Gain on sale of discontinued operation	10.0	73.8
Notes
1Re-investment in equity stake represents the value of the Group’s 40% stake in the new Kantar group as part of the disposal.
2Deferred consideration in 2019 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future. The conditions expected to be met in the future include the settlement of ongoing legal cases, realisation of the value of certain investments and the utilisation of certain tax losses and allowances. There was uncertainty at the date of disposal in regard to the ultimate resolution of these items and estimates of amounts due to be received were required to be made; there were no individually material estimates. Future services provided by the Group to Kantar arose through the negotiation of Transition Service Arrangements, as is customary for a disposal of this magnitude. The Group will support Kantar for a period of up to four years, primarily in the area of IT, on terms which are favourable to the disposal group. As such, an element of consideration has been deferred and will be recognised as the services are provided.

Notes to the consolidated financial statements (continued)

13. Leases
The movements in 2021 and 2020 were as follows:

Right-of-use assets	Land and buildings[1] £m	Plant and machinery £m	Total £m
1 January 2020	1,706.1	28.4	1,734.5
Additions	233.0	35.0	268.0
Disposals	(40.5)	(1.9)	(42.4)
Depreciation of right-of-use assets	(312.1)	(19.8)	(331.9)
Impairment charges included within restructuring costs	(117.0)	—	(117.0)
Other write-downs	(8.1)	—	(8.1)
Exchange adjustments	0.4	1.0	1.4
31 December 2020	1,461.8	42.7	1,504.5
Additions	264.6	17.2	281.8
Transfers to net investment in subleases	(26.9)	—	(26.9)
Disposals	(53.6)	(1.3)	(54.9)
Depreciation of right-of-use assets	(254.7)	(18.2)	(272.9)
Impairment charges included within restructuring costs	(18.9)	(0.4)	(19.3)
Other reversals	6.8	—	6.8
Exchange adjustments	(22.1)	(1.9)	(24.0)
31 December 2021	1,357.0	38.1	1,395.1
Note
1For the years ended 31 December 2021 and 2020, the Company has £38.5 million and £67.9 million of right-of-use assets that are classified as investment property, respectively.

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2020	2,223.4	26.3	2,249.7
Additions	226.9	37.1	264.0
Interest expense related to lease liabilities	96.8	1.7	98.5
Disposals	(49.4)	(1.7)	(51.1)
Repayment of lease liabilities (including interest)	(379.1)	(19.5)	(398.6)
Exchange adjustments	(6.8)	0.6	(6.2)
31 December 2020	2,111.8	44.5	2,156.3
Additions	277.0	16.1	293.1
Interest expense related to lease liabilities	89.7	1.2	90.9
Disposals	(64.2)	(1.9)	(66.1)
Repayment of lease liabilities (including interest)	(390.6)	(18.5)	(409.1)
Exchange adjustments	(21.2)	(2.1)	(23.3)
31 December 2021	2,002.5	39.3	2,041.8

Notes to the consolidated financial statements (continued)
13. Leases (continued)
The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2021	2020
Continuing operations	£m	£m
Depreciation of right-of-use assets:
Land and buildings	(254.7)	(312.1)
Plant and machinery	(18.2)	(19.8)
Impairment charges	(12.5)	(125.1)
Short-term lease expense	(18.0)	(36.7)
Low-value lease expense	(2.3)	(2.3)
Variable lease expense	(56.2)	(65.4)
Sublease income	17.3	25.3
Charge to operating profit	(344.6)	(536.1)
Interest expense related to lease liabilities	(90.9)	(101.0)
Charge to profit before taxation for leases	(435.5)	(637.1)
Variable lease payments primarily include real estate taxes and insurance costs.
The maturity of lease liabilities at 31 December 2021 and 2020 were as follows:

	2021	2020
	£m	£m
Within one year	369.7	412.3
Between one and two years	321.9	357.7
Between two and three years	273.7	309.0
Between three and four years	229.1	255.3
Between four and five years	199.1	209.9
Over five years	1,227.1	1,238.9
	2,620.6	2,783.1
Effect of discounting	(578.8)	(626.8)
Lease liability at end of year	2,041.8	2,156.3
Short-term lease liability	279.7	323.8
Long-term lease liability	1,762.1	1,832.5
The total committed future cash flows for leases not yet commenced at 31 December 2021 is £534.9 million.
The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 25 for management of liquidity risk.

Notes to the consolidated financial statements (continued)

14. Intangible Assets
Goodwill
The movements in 2021 and 2020 were as follows:

£m
Cost
1 January 2020	10,888.6
Additions[1]	37.3
Disposals	(24.6)
Exchange adjustments	(94.0)
31 December 2020	10,807.3
Additions[1]	335.8
Disposals	(5.4)
Exchange adjustments	(146.7)
31 December 2021	10,991.0
Accumulated impairment losses and write-downs
1 January 2020	778.0
Impairment losses for the year	2,822.9
Exchange adjustments	(182.4)
31 December 2020	3,418.5
Impairment losses for the year	1.8
Exchange adjustments	(41.6)
31 December 2021	3,378.7
Net book value
31 December 2021	7,612.3
31 December 2020	7,388.8
1 January 2020	10,110.6
Note
1Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations. The effect of such revisions was not material in either year presented.

Notes to the consolidated financial statements (continued)
14. Intangible assets (continued)
Other intangible assets
The movements in 2021 and 2020 were as follows:

	Brands with an indefinite useful life	Acquired intangibles	Other	Total
	£m	£m	£m	£m
Cost
1 January 2020	1,091.4	1,602.9	312.3	3,006.6
Additions	—	—	54.3	54.3
Disposals	—	(21.5)	(74.8)	(96.3)
New acquisitions	—	4.8	0.2	5.0
Other movements[1]	—	5.7	13.1	18.8
Exchange adjustments	(19.5)	(22.2)	(4.8)	(46.5)
31 December 2020	1,071.9	1,569.7	300.3	2,941.9
Additions	—	—	29.9	29.9
Disposals	—	(7.3)	(44.6)	(51.9)
New acquisitions	—	97.7	—	97.7
Other movements[1]	—	—	3.9	3.9
Exchange adjustments	(4.6)	(15.7)	(1.4)	(21.7)
31 December 2021	1,067.3	1,644.4	288.1	2,999.8
Amortisation and impairment
1 January 2020	13.2	1,279.3	245.3	1,537.8
Charge for the year	—	88.5	35.2	123.7
Disposals	—	(17.4)	(72.0)	(89.4)
Other movements	—	5.7	5.4	11.1
Exchange adjustments	(0.4)	(26.9)	(3.3)	(30.6)
31 December 2020	12.8	1,329.2	210.6	1,552.6
Charge for the year	43.8	53.5	19.9	117.2
Impairment charges included within restructuring costs	—	—	10.1	10.1
Disposals	—	(3.5)	(24.5)	(28.0)
Other movements	—	—	(1.5)	(1.5)
Exchange adjustments	0.2	(8.2)	(2.1)	(10.1)
31 December 2021	56.8	1,371.0	212.5	1,640.3
Net book value
31 December 2021	1,010.5	273.4	75.6	1,359.5
31 December 2020	1,059.1	240.5	89.7	1,389.3
1 January 2020	1,078.2	323.6	67.0	1,468.8
Note
1Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Notes to the consolidated financial statements (continued)
14. Intangible assets (continued)
Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life
	2021	2020	2021	2020
	£m	£m	£m	£m
GroupM	2,982.5	2,953.7	—	—
Wunderman Thompson	997.3	949.4	405.1	403.9
VMLY&R	675.6	411.9	189.8	193.4
Ogilvy	784.4	782.0	205.0	206.5
Burson Cohn & Wolfe	585.7	591.1	128.4	128.8
AKQA Group	570.2	585.2	—	—
Finsbury Glover Hering + Sard Verbinnen & Co	393.2	220.7	—	—
Other	623.4	894.8	82.2	126.5
	7,612.3	7,388.8	1,010.5	1,059.1
Other goodwill represents goodwill on a large number of CGUs, none of which is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the other brands with an indefinite useful life are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.
Acquired intangible assets at net book value at 31 December 2021 include brand names of £137.4 million (2020: £172.8 million), customer-related intangibles of £110.4 million (2020: £67.1 million), and other assets (including proprietary tools) of £25.6 million (2020: £0.6 million).
The total amortisation and impairment of acquired intangible assets of £97.8 million (2020: £89.1 million) includes an impairment charge in the year of £47.9 million (2020: £21.6 million) in regards to certain brand names that are no longer in use, including £43.8 million for brands with an indefinite useful life. £45.1 million of the impairment charge relates to the Global Integrated Agencies segment, and £2.8 million relates to the Specialist Agencies segment. In addition, the total amortisation and impairment of acquired intangible assets includes £0.5 million (2020: £0.6 million) in relation to associates.
In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. A goodwill impairment charge of £1.8 million relating to Specialist Agencies was recognised during the year due to a number of under-performing businesses in the Group. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.
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
Due to the significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2021 and/or 2022, nil growth rate thereafter (2020: nil) and a conservative pre-tax discount rate of 13.5% (2020: 13.5%). The pre-tax discount rate of 13.5% was above the rate calculated for the global networks of 12.5% (2020: 12.5%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.
The recoverable amount was then compared to the carrying amount, which includes goodwill, intangible assets and other assets. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.
In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2020: 2.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.
The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2021, we have assessed long-term industry trends based on recent historical data including the long-term impact of Covid-19 and assumed a long-term growth rate of 2.0% (2020: 2.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.
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
The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5%. We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 11.3% to 18.4%.

Notes to the consolidated financial statements (continued)
14. Intangible assets (continued)
Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the business’s expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.
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
As part of the overall effort to simplify operations and provide clients with integrated offerings, certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. This includes the combination of AKQA and Grey, bringing Geometry and GTB into VMLY&R, and moving International Healthcare into VMLY&R and Ogilvy.
Historically our impairment losses have resulted from a specific event, condition or circumstance in one or more of our companies, such as the impact of Covid-19 or the loss of a significant client. As a result, changes in the assumptions used in our impairment model have generally not had a significant effect on the impairment charges recognised. Given the significant recoveries achieved by CGUs in 2021, a reasonably possible change in assumptions would not lead to a significant impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.
Impairments in 2020
In 2020, £2,822.9 million of impairment charges were incurred. The impairments related to historical acquisitions whose carrying values were reassessed in light of the impact of Covid-19. The impairments were driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates. By operating sector, £2,355.1 million of the impairment charge related to Global Integrated Agencies, £161.5 million related to Public Relations and £306.3 million related to Specialist Agencies. This reflects the changes to segments described in Note 2 - Segment Information.
As noted above, the impairment review is undertaken annually on 30 September. Given the Covid-19 pandemic, impairment indicators such as a decline in revenue less pass-through costs forecasts, and downturns in the global economy and the advertising industry were identified in the first half of 2020. As such, the Group also performed an impairment test over goodwill and intangible assets with indefinite useful lives as at 30 June 2020. Given the continued impact of Covid-19, an additional impairment test was performed as of 31 December 2020.
In developing the cash flows for the 2020 impairment tests, we considered the impact of the Covid-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 and/or 2021 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-Covid-19 revenue less pass-through costs and operating margins. For many of our CGUs, recovery to 2019 levels by 2023 was estimated with some CGUs using alternative recovery profiles as considered appropriate.
The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 12.5%. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 10.8% to 18.6% for the 30 June 2020 test, 11.3% to 14.4% for the 30 September 2020 test, and 11.2% to 13.6% for the 31 December 2020 test.
As part of the overall effort to simplify operations and become more client-centric, certain operations were realigned between the various networks. These realignments were reflected in the CGUs being tested. The most significant of these for the 30 June 2020 test included the treatment of Landor and Fitch as a single CGU given the collaboration of the two brands from both a management and client perspective; the shift of certain European operations into VMLY&R; and the transfer of certain Asian operations from VMLY&R to Ogilvy in order to improve the operational synergies and offer in the respective regions.
Subsequent realignments to improve the operational synergies and regional offers were reflected in the September and December tests including the shift of certain Latin American and European operations between Wunderman Thompson, VMLY&R and GroupM; and the transfer of certain Asian operations to VMLY&R that previously operated independently from a network.
The transfers of carrying value between CGUs were determined on a relative value basis. These realignments did not have a significant impact on the impairment figures recognised. The CGUs with significant impairments of goodwill as at 31 December 2020 are set out in the below table with the recoverable amount determined as of the December 2020 test.

	Operating Sector	Recoverable amount 2020 £m	Goodwill impairment charge 2020 £m
Wunderman Thompson	Global Integrated Agencies	1,956.8	1,207.5
VMLY&R	Global Integrated Agencies	1,075.7	516.9
Burson Cohn & Wolfe	Public Relations	790.2	144.8
Geometry Global	Global Integrated Agencies[1]	164.4	305.8
Landor & Fitch	Specialist Agencies	177.6	185.4
Other		1,409.5	462.5
		5,574.2	2,822.9
Note
1    Prior year figures have been re-presented to reflect the changes to segments described in Note 2 - Segment Information.

Notes to the consolidated financial statements (continued)

15. Property, plant and equipment
The movements in 2021 and 2020 were as follows:

	Land	Freehold buildings	Leasehold buildings	Fixtures, fittings and equipment	Computer equipment	Total
	£m	£m	£m	£m	£m	£m
Cost
1 January 2020	34.3	26.2	1,048.8	212.4	423.9	1,745.6
Additions	—	8.9	135.7	25.0	48.7	218.3
New acquisitions	—	—	0.2	—	0.2	0.4
Disposals	—	(0.2)	(99.1)	(41.1)	(83.7)	(224.1)
Exchange adjustments	—	4.7	(33.1)	(7.0)	(7.4)	(42.8)
31 December 2020	34.3	39.6	1,052.5	189.3	381.7	1,697.4
Additions	14.3	8.9	134.5	31.5	74.0	263.2
New acquisitions	—	—	1.5	1.3	1.2	4.0
Disposals	(0.1)	(0.6)	(108.3)	(60.0)	(56.4)	(225.4)
Exchange adjustments	(5.3)	13.5	(5.2)	(12.6)	(8.7)	(18.3)
31 December 2021	43.2	61.4	1,075.0	149.5	391.8	1,720.9
Depreciation and impairment
1 January 2020	—	4.2	443.3	111.2	310.9	869.6
Charge for the year	—	1.2	76.6	33.2	63.8	174.8
Impairment charges included within restructuring costs	—	—	72.1	6.3	1.3	79.7
Other write-downs	—	—	2.6	—	—	2.6
Disposals	—	—	(79.0)	(38.3)	(82.5)	(199.8)
Exchange adjustments	—	(3.1)	(5.2)	(5.5)	(6.6)	(20.4)
31 December 2020	—	2.3	510.4	106.9	286.9	906.5
Charge for the year	—	1.0	66.5	27.6	56.1	151.2
Impairment charges included within restructuring costs	—	—	7.1	1.8	0.9	9.8
Disposals	—	—	(108.2)	(55.9)	(55.1)	(219.2)
Exchange adjustments	—	(0.6)	(6.2)	(8.5)	(8.5)	(23.8)
31 December 2021	—	2.7	469.6	71.9	280.3	824.5
Net book value
31 December 2021	43.2	58.7	605.4	77.6	111.5	896.4
31 December 2020	34.3	37.3	542.1	82.4	94.8	790.9
January 1, 2020	34.3	22.0	605.5	101.2	113.0	876.0
At 31 December 2021, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £107.3 million (2020: £132.5 million).

Notes to the consolidated financial statements (continued)

16. Interests in associates, joint ventures and other investments
The movements in 2021 and 2020 were as follows:

	Interests in associates and joint ventures	Other investments
	£m	£m
1 January 2020	813.0	498.3
Additions	15.2	15.9
Share of results of associate undertakings	(136.0)	—
Share of other comprehensive loss of associate undertakings	(61.5)	—
Dividends	(32.5)	—
Other movements	(5.2)	—
Exchange adjustments	21.8	—
Disposals	(7.3)	(7.0)
Reclassification from subsidiaries	4.5	—
Reclassification from other investments to associates	0.2	(0.2)
Revaluation of other investments through profit or loss	—	8.0
Revaluation of other investments through other comprehensive income	—	(127.7)
Amortisation of other intangible assets	(0.6)	—
Write-downs	(280.9)	—
31 December 2020	330.7	387.3
Additions	93.6	5.9
Share of results of associate undertakings	23.8	—
Share of other comprehensive income of associate undertakings	13.5	—
Dividends	(53.4)	—
Other movements	(0.2)	—
Exchange adjustments	(22.5)	—
Disposals	(4.8)	(31.9)
Reclassification from subsidiaries	4.2	—
Revaluation of other investments through profit or loss	—	(7.5)
Revaluation of other investments through other comprehensive income	—	(35.5)
Amortisation of other intangible assets	(0.5)	—
Reversal of write-downs	28.5	—
31 December 2021	412.9	318.3
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

Notes to the consolidated financial statements (continued)
16. Interests in associates, joint ventures and other investments (continued)
The Group’s principal associates and joint ventures at 31 December 2021 included:

	Country of incorporation	% owned
Advantage Smollan Ltd	UK	25.1
Barrows Design and Manufacturing (Pty) Limited	South Africa	35.0
Dat Viet VAC Media Corporation	Vietnam	30.0
GIIR Inc.	Korea	30.0
Haworth Marketing & Media Company	USA	49.0
High Co SA	France	34.1
Imagina Spain	Spain	22.5
Nanjing Yindu Ogilvy Advertising Co. Ltd	China	49.0
Smollan Holdings (Pty) Ltd	South Africa	24.8
Summer (BC) JVCo S.a.r.l.[1]	Luxembourg	40.0
Note
1Representing the Group’s interest in Kantar in the Rest of World chain.
The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2021 was as follows: GIIR Inc: £21.7 million, and High Co SA: £32.2 million (2020: GIIR Inc: £19.0 million and High Co SA: £32.8 million). The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2021 was as follows: GIIR Inc: £40.0 million and High Co SA: £37.7 million (2020: GIIR Inc: £41.2 million and High Co SA: £38.9 million).
Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 14, which represents the value in use.
The Group’s investments in its principal associate undertakings are represented by ordinary shares.
Aggregate information of associates that are not individually material
The following table presents a summary of the aggregate financial performance of the Group’s associate undertakings and joint ventures.

	2021	2020	2019
	£m	£m	£m
Share of results of associate undertakings (note 4)	23.8	(136.0)	14.7
Share of other comprehensive income/(loss) of associate undertakings	13.5	(61.5)	—
Share of total comprehensive income/(loss) of associate undertakings	37.3	(197.5)	14.7
The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.
In the year ended 31 December 2020, share of losses of £62.9 million were not recognised in relation to Imagina, an associate in Spain, as the investment was reduced to zero. As at 31 December 2021, the cumulative share of unrecognised losses relating to Imagina is £23.0 million.
At 31 December 2021, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £5.4 million (2020: £7.5 million).

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

Notes to the consolidated financial statements (continued)
17. Deferred tax (continued)
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
Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2021	Offset 2021	As reported 2021	As reported 2020	Offset 2020	As reported 2020
	£m	£m	£m	£m	£m	£m
Deferred tax assets	565.0	(223.5)	341.5	477.5	(264.6)	212.9
Deferred tax liabilities	(536.0)	223.5	(312.5)	(568.7)	264.6	(304.1)
	29.0	—	29.0	(91.2)	—	(91.2)
The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2021 and 2020:

	Deferred compensation	Accounting provisions and accruals	Retirement benefit obligations	Property, plant and equipment	Tax losses and credits	Share- based payments	Restructuring provisions	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
1 January 2020	53.5	87.4	57.5	84.7	86.3	21.5	25.8	14.2	430.9
(Charge)/credit to income	(1.5)	30.3	(3.5)	(3.4)	5.9	0.4	31.9	(2.7)	57.4
Credit to other comprehensive income	—	—	7.4	—	—	—	—	—	7.4
Exchange differences and other movements	(2.5)	(8.2)	(3.5)	(0.4)	(1.9)	(0.5)	(1.3)	0.1	(18.2)
31 December 2020	49.5	109.5	57.9	80.9	90.3	21.4	56.4	11.6	477.5
Acquisition of subsidiaries	—	—	—	—	—	—	—	0.9	0.9
Credit/(charge) to income	58.2	0.3	1.2	(15.9)	19.7	9.9	9.1	(1.6)	80.9
Charge to other comprehensive income	—	—	(3.0)	—	—	—	—	—	(3.0)
Credit to equity	—	—	—	—	—	11.9	—	—	11.9
Exchange differences and other movements	0.8	(3.6)	(2.7)	3.0	0.5	0.3	(4.4)	2.9	(3.2)
31 December 2021	108.5	106.2	53.4	68.0	110.5	43.5	61.1	13.8	565.0
Other temporary differences comprise a number of items including tax deductible goodwill, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2021 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.
In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2021 and 2020:

	Brands and other intangibles	Associate earnings	Goodwill	Financial instruments	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m
1 January 2020	352.3	76.5	135.4	36.9	21.7	622.8
Acquisition of subsidiaries	1.5	—	—	—	—	1.5
(Credit)/charge to income	(22.3)	(16.7)	(7.8)	—	6.7	(40.1)
Exchange differences and other movements	(4.7)	(1.8)	(4.5)	(1.1)	(3.4)	(15.5)
31 December 2020	326.8	58.0	123.1	35.8	25.0	568.7
Acquisition of subsidiaries	22.5	—	—	—	—	22.5
(Credit)/charge to income	(19.5)	(21.4)	8.2	(35.5)	16.6	(51.6)
Exchange differences and other movements	(4.7)	0.2	1.9	(0.3)	(0.7)	(3.6)
31 December 2021	325.1	36.8	133.2	—	40.9	536.0
At the balance sheet date, the Group has gross tax losses and other temporary differences of £6,961.4 million (2020: £6,895.2 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,259.2 million (2020: £2,041.3 million) of such tax losses and

Notes to the consolidated financial statements (continued)
17. Deferred tax (continued)
other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,702.2 million (2020: £4,853.9 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £63.8 million (2020: £65.4 million) that will expire within one to ten years, and £4,457.3 million (2020: £4,594.9 million) of losses that may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,385.3 million (2020: £1,655.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

18. Trade and other receivables
The following are included in trade and other receivables:

	2021	2020
Amounts falling due within one year	£m	£m
Trade receivables (net of loss allowance)	6,600.5	6,572.2
Work in progress	254.0	264.1
VAT and sales taxes recoverable	350.3	236.6
Prepayments	215.3	248.1
Accrued income	3,435.7	3,150.1
Fair value of derivatives	2.5	0.2
Other debtors	504.0	501.0
	11,362.3	10,972.3
The ageing of trade receivables and other financial assets by due date is as follows:

	Carrying amount at 31 December 2021	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2021	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	6,671.0	5,755.6	589.8	194.4	64.0	10.6	56.6
Loss allowance	(70.5)	(2.3)	(0.2)	(1.9)	(7.5)	(4.9)	(53.7)
	6,600.5	5,753.3	589.6	192.5	56.5	5.7	2.9
Other financial assets	496.3	422.1	15.2	2.7	3.0	2.7	50.6
	7,096.8	6,175.4	604.8	195.2	59.5	8.4	53.5

	Carrying amount at 31 December 2020	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2020	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	6,684.7	5,696.8	661.2	169.2	55.6	32.7	69.2
Loss allowance	(112.5)	(4.4)	(1.2)	(1.9)	(15.2)	(25.2)	(64.6)
	6,572.2	5,692.4	660.0	167.3	40.4	7.5	4.6
Other financial assets	527.2	451.8	32.5	8.6	11.8	4.3	18.2
	7,099.4	6,144.2	692.5	175.9	52.2	11.8	22.8
Other financial assets are included in other debtors.
Past due amounts are not impaired where collection is considered likely.

	2021	2020
Amounts falling due after more than one year	£m	£m
Prepayments	3.0	2.8
Fair value of derivatives	0.5	9.6
Other debtors	149.1	143.8
	152.6	156.2

Notes to the consolidated financial statements (continued)
18. Trade and other receivables (continued)
The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

	2021	2020	2019
	£m	£m	£m
Loss allowance
At beginning of year	112.5	111.7	116.6
New acquisitions	3.7	3.5	5.0
Charged to the income statement	17.2	50.6	45.4
Released to the income statement	(27.9)	(9.8)	(19.0)
Exchange adjustments	(1.7)	(2.8)	(4.1)
Transfer to disposal group classified as held for sale	—	—	(8.9)
Utilisations and other movements	(33.3)	(40.7)	(23.3)
At end of year	70.5	112.5	111.7
The loss allowance is equivalent to 1.1% (2020: 1.7%, 2019: 1.6%) of gross trade accounts receivables.
Impairment losses on work in progress, accrued income and other debtors were immaterial for the years presented.
The Group considers that the carrying amount of trade and other receivables approximates their fair value.
Expected credit losses
The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. This has been applied to trade receivables, contract assets and lease receivables. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. The Group also considers forward-looking information. Therefore the Group does not track changes in credit risk over the life of a financial asset, but recognises a loss allowance based on the financial asset’s lifetime expected credit loss. For all other assets, the general approach has been applied and a loss allowance for twelve months expected credit losses is recognised.
Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group’s assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.
As a result of the ongoing Covid-19 pandemic, the Group also performed a detailed review of trade receivables, work in progress and accrued income aged less than one year, taking into account the level of credit insurance the Group has along with internal and external data including historical and forward-looking information. This review focused on significant individual clients along with the industry and country in which the clients operate where there is continued risk due to the pandemic.

19. Trade and other payables: amounts falling due within one year
The following are included in trade and other payables falling due within one year:

	2021	2020
	£m	£m
Trade payables	10,596.9	10,206.5
Deferred income	1,334.0	1,153.7
Payments due to vendors (earnout agreements)	85.6	57.8
Liabilities in respect of put option agreements with vendors	58.4	9.3
Fair value of derivatives	6.4	1.8
Share repurchases - close period commitments[1]	211.7	—
Other creditors and accruals	2,959.3	2,430.6
	15,252.3	13,859.7
Note
1During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constitutes a liability at 31 December 2021, which is included in trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.
The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the consolidated financial statements (continued)

20. Trade and other payables: amounts falling due after more than one year
The following are included in trade and other payables falling due after more than one year:

	2021	2020
	£m	£m
Payments due to vendors (earnout agreements)	111.1	56.5
Liabilities in respect of put option agreements with vendors	333.1	101.4
Fair value of derivatives	47.2	11.2
Other creditors and accruals	128.5	144.4
	619.9	313.5
The Group considers that the carrying amount of trade and other payables approximates their fair value.
The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2021	2020
	£m	£m
Within one year	85.6	57.8
Between one and two years	24.0	17.2
Between two and three years	35.7	6.0
Between three and four years	51.4	30.5
Between four and five years	—	2.8
Over five years	—	—
	196.7	114.3
The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2021	2020
	£m	£m
Within one year	58.4	9.3
Between one and two years	15.1	51.0
Between two and three years	14.4	10.0
Between three and four years	99.0	26.2
Between four and five years	76.6	9.0
Over five years	128.0	5.2
	391.5	110.7

21. Bank overdrafts, bonds and bank loans
Amounts falling due within one year:

	2021	2020
	£m	£m
Bank overdrafts	342.3	8,562.0
Corporate bonds and bank loans	224.9	57.2
	567.2	8,619.2
During the year, the Group converted the majority of its cash pool arrangements to zero-balancing cash pools, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.
The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Notes to the consolidated financial statements (continued)
21. Bank overdrafts, bonds and bank loans (continued)

Amounts falling due after more than one year:

	2021	2020
	£m	£m
Corporate bonds and bank loans	4,216.8	4,975.5
The Group estimates that the fair value of corporate bonds is £4,790.3 million at 31 December 2021 (2020: £5,509.1 million). The fair values of the corporate bonds are based on quoted market prices.
The Group considers that the carrying amount of bank loans of £14.7 million (2020: £57.2 million) approximates their fair value.
The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2021	2020
	£m	£m
Within one year	567.2	8,619.2
Between one and two years	629.2	590.9
Between two and three years	550.4	669.4
Between three and four years	418.8	540.2
Between four and five years	623.6	445.6
Over five years	1,994.8	2,729.4
	4,784.0	13,594.7

22. Provisions for liabilities and charges
The movements in 2021 and 2020 were as follows:

	Property £m	Other £m	Total £m
1 January 2020	81.5	166.3	247.8
Charged to the income statement	14.8	50.4	65.2
Acquisitions[1]	—	0.7	0.7
Utilised	(1.6)	(17.0)	(18.6)
Released to the income statement	(1.5)	(15.0)	(16.5)
Other movements	(15.0)	48.7	33.7
Exchange adjustments	(1.5)	(4.5)	(6.0)
31 December 2020	76.7	229.6	306.3
Charged to the income statement	25.2	35.8	61.0
Acquisitions[1]	—	7.3	7.3
Utilised	(7.0)	(69.9)	(76.9)
Released to the income statement	(18.3)	(25.0)	(43.3)
Other movements	(5.2)	18.9	13.7
Exchange adjustments	(0.8)	1.2	0.4
31 December 2021	70.6	197.9	268.5
Note
1Acquisitions include £7.3 million (2020: £0.4 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.
The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.
The utilisation of "Other" provisions during the year is primarily driven by litigation settlements.

Notes to the consolidated financial statements (continued)

23. Share-based payments
Charges for share-based incentive plans were as follows:

	2021	2020	2019
Continuing operations	£m	£m	£m
Share-based payments	99.6	74.4	66.0
Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.
As of 31 December 2021, there was £203.4 million (2020: £134.9 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over an average period of one to two years.
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
The 2020 and 2021 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.
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
For EPSP awards granted between 2014 and 2018 there are three performance criteria, each constituting one-third of the vesting value, and each measured over the performance period:
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
Leaders, Partners and High Potential Group
The WPP Leader programme makes conditional stock awards to around 1,800 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.
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
23. Share-based payments (continued)
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
Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2021 number m		Granted number m		Forfeited number m		Vested number m		Non-vested 31 December 2021 number m
Executive Performance Share Plan (EPSP)	13.0		6.1		(2.2)		(0.2)		16.7
Performance Share Awards (PSA)	4.3		0.4		(0.2)		(1.4)		3.1
Leaders, Partners and High Potential Group	11.0		3.6		(1.1)		(3.1)		10.4

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	943	p	951	p	1,289	p	833	p	900	p
Performance Share Awards (PSA)	675	p	666	p	534	p	859	p	604	p
Leaders, Partners and High Potential Group	831	p	990	p	853	p	709	p	922	p
The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2021 was £64.1 million (2020: £71.6 million, 2019: £90.8 million).

24. Provision for post-employment benefits
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2021	2020	2019
Continuing operations	£m	£m	£m
Defined contribution plans	162.8	157.8	154.9
Defined benefit plans charge to operating profit	14.9	13.9	14.8
Pension costs (note 5)	177.7	171.7	169.7
Net interest expense on pension plans (note 6)	1.8	2.9	3.5
	179.5	174.6	173.2
Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2021.
The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.
The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.
Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2021 amounted to £16.7 million (2020: £20.3 million, 2019: £37.1 million). Employer contributions and benefit payments in 2022 are expected to be approximately £15 million.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
(a)Assumptions
There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2021	2020	2019	2018
	% pa	% pa	% pa	% pa
UK
Discount rate[1]	1.8	1.3	2.0	2.8
Rate of increase in pensions in payment	4.5	4.4	4.4	4.3
Inflation	3.2	2.8	2.6	2.8
North America
Discount rate[1]	2.6	2.0	3.0	4.1
Rate of increase in salaries[2]	n/a	3.0	3.0	3.0
Western Continental Europe
Discount rate[1]	1.2	0.9	1.2	2.0
Rate of increase in salaries	2.3	2.2	2.2	2.3
Rate of increase in pensions in payment	1.8	1.8	1.8	1.2
Inflation	1.7	1.7	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	5.3	4.2	4.6	5.0
Rate of increase in salaries	5.6	5.2	6.1	5.8
Inflation	3.7	3.7	3.7	3.6
Notes
1Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds.
2The salary assumptions are no longer applicable to the US as all plans were frozen. Active participants will not accrue additional benefits for future services under these plans.
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
At 31 December 2021, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	22.3	21.8	23.5	20.9	13.3
Current pensioners (at age 65) – female	24.0	23.3	25.0	23.9	16.4
Future pensioners (current age 45) – male	24.1	23.2	25.5	23.1	13.3
Future pensioners (current age 45) – female	25.8	24.6	27.1	25.9	16.4
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
The life expectancies after age 65 at 31 December 2020 were 22.1 years and 23.6 years for male and female current pensioners (at age 65) respectively, and 23.7 years and 25.2 years for male and female future pensioners (current age 45), respectively.
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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	11.2	9.3	13.6	12.4	6.3
Expected benefit payments over the next ten years (£m)
Benefits expected to be paid within 12 months	47.4	22.8	13.5	5.6	5.5
Benefits expected to be paid in 2023	42.6	20.8	12.2	5.5	4.1
Benefits expected to be paid in 2024	41.7	20.2	12.6	5.4	3.5
Benefits expected to be paid in 2025	42.0	18.9	13.3	5.7	4.1
Benefits expected to be paid in 2026	43.9	19.9	13.3	5.8	4.9
Benefits expected to be paid in the next five years	215.1	85.8	71.4	31.8	26.1
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
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

	(Decrease)/increase in benefit obligation
	2021	2020
Sensitivity analysis of significant actuarial assumptions	£m	£m
Discount rate
Increase by 25 basis points:
UK	(7.6)	(8.8)
North America	(6.4)	(7.6)
Western Continental Europe	(3.4)	(4.0)
Other[1]	(0.6)	(0.6)
Decrease by 25 basis points:
UK	8.0	9.1
North America	6.6	7.8
Western Continental Europe	3.6	4.3
Other[1]	0.6	0.6
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	0.8	0.9
Other[1]	0.5	0.6
Decrease by 25 basis points:
Western Continental Europe	(0.8)	(0.9)
Other[1]	(0.5)	(0.5)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	0.9	1.1
Western Continental Europe	1.7	2.1
Decrease by 25 basis points:
UK	(0.9)	(0.7)
Western Continental Europe	(1.7)	(2.0)
Life expectancy
Increase in longevity by one additional year:
UK	13.3	14.0
North America	5.3	5.9
Western Continental Europe	4.2	4.8
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
(b) Assets and liabilities
At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2021		2020		2019
	£m	%	£m	%	£m	%
Equities	31.8	5.8	41.6	6.7	55.5	9.1
Bonds	259.7	47.0	284.2	46.1	272.5	44.8
Insured annuities	222.5	40.3	252.8	41.0	239.1	39.3
Property	1.0	0.2	0.7	0.1	0.7	0.1
Cash	15.3	2.8	14.7	2.4	17.7	2.9
Other	21.8	3.9	22.6	3.7	23.0	3.8
Total fair value of assets	552.1	100.0	616.6	100.0	608.5	100.0
Present value of liabilities	(688.5)		(772.7)		(767.5)
Deficit in the plans	(136.4)		(156.1)		(159.0)
Irrecoverable surplus	(0.2)		(0.6)		—
Net liability[1]	(136.6)		(156.7)		(159.0)
Plans in surplus	30.1		27.2		20.6
Plans in deficit	(166.7)		(183.9)		(179.6)
Note
1    The related deferred tax asset is discussed in note 17.
All plan assets have quoted prices in active markets with the exception of insured annuities and other assets. The value of insured annuities is equal to the value of the pension benefits covered by the annuities.

	2021	2020	2019
Surplus/(deficit) in plans by region	£m	£m	£m
UK	0.4	0.7	0.3
North America	(28.1)	(37.9)	(45.2)
Western Continental Europe	(74.0)	(85.9)	(79.4)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(34.7)	(33.0)	(34.7)
Deficit in the plans	(136.4)	(156.1)	(159.0)
Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.
The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2021 Surplus/ (deficit) £m	2021 Present value of liabilities £m	2020 Surplus/ (deficit) £m	2020 Present value of liabilities £m	2019 Surplus/ (deficit) £m	2019 Present value of liabilities £m
Funded plans by region
UK	0.4	(231.9)	0.7	(262.7)	0.3	(247.6)
North America	20.1	(237.9)	17.4	(271.8)	12.8	(286.2)
Western Continental Europe	(45.1)	(87.6)	(38.6)	(84.3)	(33.3)	(77.6)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(6.4)	(25.7)	(5.8)	(24.1)	(3.6)	(20.9)
Deficit/liabilities in the funded plans	(31.0)	(583.1)	(26.3)	(642.9)	(23.8)	(632.3)
Unfunded plans by region
North America	(48.2)	(48.2)	(55.3)	(55.3)	(58.0)	(58.0)
Western Continental Europe	(28.9)	(28.9)	(47.3)	(47.3)	(46.1)	(46.1)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(28.3)	(28.3)	(27.2)	(27.2)	(31.1)	(31.1)
Deficit/liabilities in the unfunded plans	(105.4)	(105.4)	(129.8)	(129.8)	(135.2)	(135.2)
Deficit/liabilities in the plans	(136.4)	(688.5)	(156.1)	(772.7)	(159.0)	(767.5)
In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
(c) Pension expense
The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2021	2020	2019
Continuing operations	£m	£m	£m
Service cost[1]	12.6	12.0	12.9
Administrative expenses	2.3	1.9	1.9
Charge to operating profit	14.9	13.9	14.8
Net interest expense on pension plans	1.8	2.9	3.5
Charge to profit before taxation for defined benefit plans	16.7	16.8	18.3
Note
1Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2021	2020	2019
	£m	£m	£m
Return on plan assets (excluding interest income)	(29.3)	57.2	16.7
Changes in demographic assumptions underlying the present value of the plan liabilities	(3.6)	3.8	5.9
Changes in financial assumptions underlying the present value of the plan liabilities	31.1	(54.0)	(64.3)
Experience gain/(loss) arising on the plan liabilities	15.7	(4.4)	5.1
Change in irrecoverable surplus	0.4	(0.6)	—
Actuarial gain/(loss) recognised in OCI	14.3	2.0	(36.6)
(d) Movement in plan liabilities
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2021	2020	2019
	£m	£m	£m
Plan liabilities at beginning of year	772.7	767.5	1,024.0
Service cost[1]	12.6	12.0	14.9
Interest cost	12.0	17.0	26.2
Actuarial (gain)/loss:
Effect of changes in demographic assumptions	3.6	(3.8)	(5.9)
Effect of changes in financial assumptions	(31.1)	54.0	64.3
Effect of experience adjustments	(15.7)	4.4	(5.1)
Benefits paid[2]	(59.5)	(59.6)	(140.8)
Gain due to exchange rate movements	(6.1)	(4.2)	(22.7)
Settlement payments[3]	(0.3)	(17.0)	(47.4)
Transfer to disposal group classified as held for sale	—	—	(148.0)
Other[4]	0.3	2.4	8.0
Plan liabilities at end of year	688.5	772.7	767.5
Notes
1    Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
2    In 2019, there was an amendment to a United States defined benefit plan that allowed certain participants to receive immediate lump sum pay-outs, which totalled £69.7 million.
3    In 2019, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £47.1 million in settlement payments.
4    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
(e) Movement in plan assets
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2021	2020	2019
	£m	£m	£m
Fair value of plan assets at beginning of year	616.6	608.5	840.6
Interest income on plan assets	10.2	14.1	22.4
Return on plan assets (excluding interest income)	(29.3)	57.2	16.7
Employer contributions	16.7	20.3	37.1
Benefits paid[1]	(59.5)	(59.6)	(140.8)
Loss due to exchange rate movements	(0.6)	(6.8)	(15.7)
Settlement payments[2]	(0.3)	(17.0)	(47.4)
Administrative expenses	(1.8)	(1.9)	(2.1)
Transfer to disposal group classified as held for sale	—	—	(111.1)
Other[3]	0.1	1.8	8.8
Fair value of plan assets at end of year	552.1	616.6	608.5
Actual return on plan assets	(19.1)	71.3	39.1
Notes
1In 2019, there was an amendment to a United States defined benefit plan that allowed certain participants to receive immediate lump sum pay-outs, which totalled £69.7 million.
2In 2019, the Group completed the transfer of the defined benefit obligations for certain UK plans to an insurer resulting in £47.1 million in settlement payments.
3Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

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
The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings at 31 December 2021 were primarily made up of $1,667 million, £1,094 million and €2,600 million (2020: $2,167 million, £1,094 million and €2,600 million). The Group’s average gross debt during the course of 2021 was $1,934 million, £1,094 million and €2,600 million (2020: $2,311 million, £999 million and €2,409 million).
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
Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.18% for an average period of 72 months; 100% of the sterling debt is at a fixed rate of 2.97% for an average period of 155 months; 90.4% of the euro debt is at fixed rates averaging 2.04% for an average period of 69 months; and 9.6% of the euro debt is at floating rates averaging 0% for an average of 3 months.
Going concern and liquidity risk
In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The impact of the Russian invasion of Ukraine and sanctions response from governments has been considered. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2021 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 30% in 2022. The likelihood of such a decline is considered remote as compared to Company expectations and external benchmarks, including previously witnessed declines in times of economic stress or external forces such as the pandemic. The modelling in this extreme scenario includes cost mitigations of 70% of the decline in net sales and the suspension of the share buyback programme and dividend. Further measures that were not included in the modelling, should the Company face such an extreme scenario, include the reduction of capital expenditure and acquisitions. Therefore, the Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which give rise to a significant going concern risk.
At 31 December 2021, the Group has access to £6.3 billion of committed facilities with maturity dates spread over the years 2022 to 2046 as illustrated below:

		2022	2023	2024	2025	2026 +
		£m	£m	£m	£m	£m
£ bonds £400m (2.875% 2046)	400.0					400.0
US bond $220m (5.625% 2043)	162.5					162.5
US bond $93m (5.125% 2042)	68.6					68.6
£ bonds £250m (3.75% 2032)	250.0					250.0
Eurobonds €600m (1.625% 2030)	504.5					504.5
Eurobonds €750m (2.375% 2027)	630.6					630.6
Eurobonds €750m (2.25% 2026)	630.6					630.6
Bank revolver ($2,500m 2026)	1,847.5					1,847.5
Eurobonds €500m (1.375% 2025)	420.4				420.4
US bond $750m (3.75% 2024)	554.2			554.2
Eurobonds €750m (3.0% 2023)	630.6		630.6
Eurobonds €250m (3m EURIBOR + 0.45% 2022)	210.2	210.2
Total committed facilities available	6,309.7	210.2	630.6	554.2	420.4	4,494.3
Drawn down facilities at 31 December 2021	4,462.2	210.2	630.6	554.2	420.4	2,646.8
Undrawn committed credit facilities	1,847.5
Given the strong cash generation of the business, its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Notes to the consolidated financial statements (continued)
25. Risk management policies (continued)
Treasury activities
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
The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average debt less cash position are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.
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
The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of loss allowances, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2021 or 31 December 2020.
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
Currency risk
A 10% weakening of sterling against the Group’s major currencies would result in the following losses being recognised in the income statement, which would arise on the retranslation of foreign currency denominated borrowings and derivatives. A 10% strengthening of sterling would have an equal and opposite effect.

	2021	2020
	£m	£m
US dollar	0.7	159.1
Euro	17.4	167.2
Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2021 would increase profit before tax by approximately £33.3 million (2020: £40.9 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

Notes to the consolidated financial statements (continued)

26. Financial Instruments
Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets. The Group designates foreign currency denominated debt as hedging instruments against the currency risk associated with the translation of its foreign operations.
The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange movements on its borrowings. Contracts due in November 2023 have receipts of €500.0 million and payments of $604.2 million. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.
At 31 December 2021, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £46.7 million (2020: £1.6 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £0.5 million (2020: £9.6 million) assets included in trade and other receivables and £47.2 million (2020: £11.2 million) liabilities included in trade and other payables. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a credit of £45.5 million (2020: £9.7 million) for net investment hedges and a debit of £38.0 million (2020: £5.9 million) for cash flow hedges.
Changes in the fair value relating to the ineffective portion of the currency derivatives that are designated hedges amounted to £2.5 million (2020: £nil) which is included within revaluation and retranslation of financial instruments in the income statement. At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £764.8 million (2020: £304.6 million). The Group estimates the fair value of these contracts to be a net liability of £3.9 million (2020: £1.6 million).
As at 31 December 2021, the Group had designated its $93 million bond, $750 million bond, $220 million bond, and $604 million leg of its cross currency swap, as the hedging instruments in a net investment hedge relationship. Possible sources of ineffectiveness include any impairments to the Group's net investment in US dollars. The hedges are documented and are assessed for effectiveness on an ongoing basis.
These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.
An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2021
Other investments	—	228.3	90.0	—	318.3
Cash and short-term deposits	—	—	—	3,882.9	3,882.9
Bank overdrafts, bonds and bank loans	—	—	—	(567.2)	(567.2)
Bonds and bank loans	—	—	—	(4,216.8)	(4,216.8)
Trade and other receivables: amounts falling due within one year	—	—	—	7,012.3	7,012.3
Trade and other receivables: amounts falling due after more than one year	—	—	—	84.5	84.5
Trade and other payables: amounts falling due within one year	—	—	—	(10,674.8)	(10,674.8)
Trade and other payables: amounts falling due after more than one year	—	—	—	(1.5)	(1.5)
Derivative assets	0.5	2.5	—	—	3.0
Derivative liabilities	(47.2)	(6.4)	—	—	(53.6)
Payments due to vendors (earnout agreements)	—	(196.7)	—	—	(196.7)
Liabilities in respect of put options	—	(391.5)	—	—	(391.5)
	(46.7)	(363.8)	90.0	(4,480.6)	(4,801.1)

Notes to the consolidated financial statements (continued)
26. Financial Instruments (continued)

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2020
Other investments	—	263.3	124.0	—	387.3
Cash and short-term deposits	—	—	—	12,899.1	12,899.1
Bank overdrafts, bonds and bank loans	—	—	—	(8,619.2)	(8,619.2)
Bonds and bank loans	—	—	—	(4,975.5)	(4,975.5)
Trade and other receivables: amounts falling due within one year	—	—	—	6,989.3	6,989.3
Trade and other receivables: amounts falling due after more than one year	—	—	—	110.1	110.1
Trade and other payables: amounts falling due within one year	—	—	—	(10,268.0)	(10,268.0)
Trade and other payables: amounts falling due after more than one year	—	—	—	(0.9)	(0.9)
Derivative assets	9.6	0.2	—	—	9.8
Derivative liabilities	(6.3)	(6.7)	—	—	(13.0)
Payments due to vendors (earnout agreements)	—	(114.3)	—	—	(114.3)
Liabilities in respect of put options	—	(110.7)	—	—	(110.7)
	3.3	31.8	124.0	(3,865.1)	(3,706.0)
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

	Level 1	Level 2	Level 3
	£m	£m	£m
2021
Derivatives in designated hedge relationships
Derivative assets	—	0.5	—
Derivative liabilities	—	(47.2)	—
Held at fair value through profit or loss
Other investments	0.4	—	227.9
Derivative assets	—	2.5	—
Derivative liabilities	—	(6.4)	—
Payments due to vendors (earnout agreements)	—	—	(196.7)
Liabilities in respect of put options	—	—	(391.5)
Held at fair value through other comprehensive income
Other investments	27.9	—	62.1

Notes to the consolidated financial statements (continued)
26. Financial Instruments (continued)

	Level 1	Level 2	Level 3
	£m	£m	£m
2020
Derivatives in designated hedge relationships
Derivative assets	—	9.6	—
Derivative liabilities	—	(6.3)	—
Held at fair value through profit or loss
Other investments	0.1	—	263.2
Derivative assets	—	0.2	—
Derivative liabilities	—	(6.7)	—
Payments due to vendors (earnout agreements)	—	—	(114.3)
Liabilities in respect of put options	—	—	(110.7)
Held at fair value through other comprehensive income
Other investments	20.6	—	103.4
There have been no transfers between these levels in the years presented.
Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Liabilities in respect of put options		Other investments
	£m	£m		£m
1 January 2020	(243.7)	(204.5)		456.1
Gains recognised in the income statement	13.4	12.3		7.9
Losses recognised in other comprehensive income	—	—		(106.1)
Exchange adjustments	5.3	2.3		—
Additions	(4.5)	(4.2)		15.9
Disposals	—	—		(7.0)
Reclassification from other investments to interests in associates	—	—		(0.2)
Cancellations	—	30.5		—
Settlements	115.2	52.9		—
31 December 2020	(114.3)	(110.7)		366.6
Losses recognised in the income statement	(58.7)	(40.6)		(7.7)
Losses recognised in other comprehensive income	—	—		(42.8)
Exchange adjustments	1.0	1.3		—
Additions	(81.7)	(247.7)	1	5.9
Disposals	—	—		(32.0)
Cancellations	—	0.8		—
Settlements	57.0	5.4		—
31 December 2021	(196.7)	(391.5)		290.0
Note
1During the year, the Group merged Finsbury Glover Hering and Sard Verbinnen & Co to form a leading global strategic communications firm. As a part of this transaction, certain management acquired shares in the Company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in additions to liabilities in respect of put options in the year of £219.6 million.
The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.
Payments due to vendors and liabilities in respect of put options
Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.
As of 31 December 2021, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £124 million (2020: £nil to £41 million) and £nil to £595 million (2020: £nil to £808 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout

Notes to the consolidated financial statements (continued)
26. Financial Instruments (continued)
arrangements that have completed and payments made on active arrangements during the year, and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.
At 31 December 2021, the weighted average growth rate in estimating future financial performance was 16.7% (2020: 14.8%), which reflects the prevalence of recent acquisitions in the faster-growing markets and new media sectors. The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2021 was 6.5% (2020: 4.0%).
A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.0 million (2020: £1.5 million) and £6.6 million (2020: £1.4 million), respectively.
A 0.5 percentage point increase or decrease in the risk-adjusted discount rate would decrease or increase the combined liabilities by approximately £8.6 million (2020: £2.0 million) and £8.9 million (2020: £2.0 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.
Other investments
The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of 0.5 times revenue would result in an increase or decrease in the value of investments and a corresponding credit or charge to equity of £3.8 million. The sensitivity to changes in unobservable inputs is specific to each individual investment.
There are no individually material investments designated as fair value through other comprehensive income.

27. Authorised and issued share capital

	Equity Ordinary Shares	Nominal Value £m
Authorised
At 1 January 2019	1,750,000,000	175.0
At 31 December 2019	1,750,000,000	175.0
At 31 December 2020	1,750,000,000	175.0
At 31 December 2021	1,750,000,000	175.0

Issued and fully paid
At 1 January 2019	1,332,678,227	133.3
Exercise of share options	75,625	—
Share cancellations	(4,586,039)	(0.5)
At 31 December 2019	1,328,167,813	132.8
Exercise of share options	1,000	—
Share cancellations	(32,088,571)	(3.2)
At 31 December 2020	1,296,080,242	129.6
Exercise of share options	534,800	—
Share cancellations	(72,155,492)	(7.2)
At 31 December 2021	1,224,459,550	122.4
Company’s own shares
The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group’s share-based incentive plans.
The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2021 was 5,803,641 (2020: 4,863,244, 2019: 9,219,837), and £65.0 million (2020: £38.9 million, 2019: £98.3 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2021 was 70,489,953 (2020: 70,748,100, 2019: 70,787,730) and £789.1 million (2020: £566.0 million, 2019: £755.0 million) respectively.

Notes to the consolidated financial statements (continued)
27. Authorised and issued share capital (continued)
Share options
WPP Executive Share Option Scheme (WPP)
As at 31 December 2021, unexercised options over ordinary shares of 6,741 have been granted under the WPP Executive Share Option Scheme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
3,696	8.333	2015 - 2022
3,045	10.595	2016 - 2023
WPP Worldwide Share Ownership Programme (WWOP)
As at 31 December 2021, unexercised options over ordinary shares of 1,090,954 and unexercised options over ADRs of 191,669 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
69,004	8.458	2015 - 2022
792,200	13.145	2017 - 2024
3,625	13.145	2018 - 2024
225,500	13.505	2016 - 2023
625	13.505	2017 - 2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
23,024	67.490	2015 - 2022
91,660	102.670	2017 - 2024
76,985	110.760	2016 - 2023
WPP Share Option Plan 2015 (WSOP)
As at 31 December 2021, unexercised options over ordinary shares of 12,396,275 and unexercised options over ADRs of 1,442,375 have been granted under the WPP Share Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
11,250	7.344	2023 - 2027
2,525,625	7.344	2023 - 2030
8,750	8.372	2021 - 2025
1,256,150	8.372	2021 - 2028
10,375	9.600	2022 - 2026
1,947,050	9.600	2022 - 2029
3,258,125	11.065	2023 - 2030
9,250	13.085	2020 - 2024
1,329,975	13.085	2020 - 2027
34,250	15.150	2018 - 2022
917,975	15.150	2018 - 2025
4,500	15.150	2019 - 2025
7,500	17.055	2019 - 2023
1,075,500	17.055	2019 - 2026

Notes to the consolidated financial statements (continued)
27. Authorised and issued share capital (continued)

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
279,970	48.950	2023 - 2030
167,410	53.140	2021 - 2028
228,630	62.590	2022 - 2029
378,030	73.780	2023 - 2030
154,820	88.260	2020 - 2027
130,170	105.490	2020 - 2026
103,345	115.940	2018 - 2025
The aggregate status of the WPP Share Option Plans during 2021 was as follows:
Movements on options granted (represented in ordinary shares)

	1 January 2021	Granted	Exercised	Forfeited	Outstanding 31 December 2021	Exercisable 31 December 2021
WPP	6,741	—	—	—	6,741	6,741
WWOP	2,499,674	—	(54,050)	(396,325)	2,049,299	184,124
WSOP	17,940,725	5,155,800	(480,750)	(3,007,625)	19,608,150	14,287,525
	20,447,140	5,155,800	(534,800)	(3,403,950)	21,664,190	14,478,390
Weighted average exercise price for options over

	1 January 2021	Granted	Exercised	Forfeited	Outstanding 31 December 2021	Exercisable 31 December 2021
Ordinary shares (£)
WPP	9.355	—	—	—	9.355	9.355
WWOP	12.631	—	7.304	11.803	12.923	8.458
WSOP	10.596	11.065	8.372	10.116	10.854	9.322
ADRs ($)
WWOP	98.509	—	49.313	89.225	101.693	67.490
WSOP	70.363	73.780	53.248	66.257	72.228	61.479
Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
7.344-17.055	11.021	86
Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
48.950-115.940	75.684	83
As at 31 December 2021 there was £10.2 million (2020: £7.2 million) of total unrecognised compensation costs related to share options. The cost is expected to be recognised over a weighted average period of 21 months (2020: 20 months).
Share options are satisfied out of newly issued shares.

Notes to the consolidated financial statements (continued)
27. Authorised and issued share capital (continued)
The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

		2021		2020		2019
Fair value of UK options (shares)	220.0	p	128.0	p	117.0	p
Fair value of US options (ADRs)		$14.89		$8.95		$8.49
Weighted average assumptions
UK risk-free interest rate		0.63%		-0.02%		0.57%
US risk-free interest rate		1.16%		0.31%		1.61%
Expected life (months)		48		48		48
Expected volatility		34%		34%		24%
Dividend yield		3.4%		4.2%		3.8%
Options are issued at an exercise price equal to market value on the date of grant.
The average share price of the Group for the year ended 31 December 2021 was £9.64 (2020: £6.96, 2019: £9.39) and the average ADR price for the same period was $66.44 (2020: $44.56, 2019: $59.93).
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

Notes to the consolidated financial statements (continued)

28. Other reserves
Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve[1] £m	Translation reserve[1] £m	Total other reserves £m
Balance at 1 January 2019	2.7	(236.4)	—	1,196.1	962.4
Restatement[2]	—	—	—	(4.8)	(4.8)
Restated balance at 1 January 2019	2.7	(236.4)	—	1,191.3	957.6
Exchange adjustments on foreign currency net investments	—	—	—	(607.1)	(607.1)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	—	(284.0)	(284.0)
Share cancellations	0.5	—	—	—	0.5
Recognition and remeasurement of financial instruments	—	10.6	—	—	10.6
Share purchases – close period commitments	—	(252.3)	—	—	(252.3)
Balance at 31 December 2019	3.2	(478.1)	—	300.2	(174.7)
Exchange adjustments on foreign currency net investments	—	—	—	85.2	85.2
Gain on net investment hedges	—	—	—	9.7	9.7
Loss on cash flow hedges	—	—	(5.9)	—	(5.9)
Share of other comprehensive loss of associate undertakings	—	—	—	(61.5)	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	—	(20.6)	(20.6)
Share cancellations	3.2	—	—	—	3.2
Recognition/derecognition of liabilities in respect of put options	—	103.5	—	—	103.5
Share purchases – close period commitments	—	252.3	—	—	252.3
Balance at 31 December 2020	6.4	(122.3)	(5.9)	313.0	191.2
Exchange adjustments on foreign currency net investments	—	—	—	(94.7)	(94.7)
Gain on net investment hedges	—	—	—	45.5	45.5
Loss on cash flow hedges	—	—	(38.0)	—	(38.0)
Share of other comprehensive income of associate undertakings	—	—	—	7.3	7.3
Share cancellations	7.2	—	—	—	7.2
Recognition/derecognition of liabilities in respect of put options	—	(242.7)	—	—	(242.7)
Share purchases – close period commitments	—	(211.7)	—	—	(211.7)
Balance at 31 December 2021	13.6	(576.7)	(43.9)	271.1	(335.9)
Notes
1Prior year figures have been re-presented to separately disclose the hedging reserve included previously within the translation reserve.
2Other reserves and retained earnings have been restated for the impact of a tax restatement, as described in the accounting policies.
The equity reserve primarily relates to the recognition of liabilities in respect of put options agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021.
The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges.
The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation and fair value gains/(losses) on net investment hedges.
The translation reserve comprises:

	2021 £m	2020 £m	2019 £m
Balance relating to continuing net investment hedges	(2.3)	9.7	—
Balance relating to discontinued net investment hedges	(85.0)	(142.5)	(142.5)
Balance related to retranslation of foreign currency net investments	358.4	445.8	442.7
	271.1	313.0	300.2

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

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	—	97.7	97.7
Right-of-use assets	36.6	(3.4)	33.2
Property, plant and equipment	4.0	—	4.0
Cash and cash equivalents	(2.3)	—	(2.3)
Trade receivables due within one year	40.0	—	40.0
Other current assets	5.9	0.9	6.8
Total assets	84.2	95.2	179.4
Current liabilities	(28.5)	(0.3)	(28.8)
Trade and other payables due after one year	(2.3)	(5.8)	(8.1)
Deferred tax liabilities	—	(22.5)	(22.5)
Long-term lease liabilities	(34.2)	—	(34.2)
Total liabilities	(65.0)	(28.6)	(93.6)
Net assets	19.2	66.6	85.8
Non-controlling interests			(3.0)
Goodwill			331.9
Consideration			414.7
Consideration satisfied by:
Cash			225.9
Equity instruments of subsidiary company			110.8
Payments due to vendors			78.0
Equity instruments of the subsidiary company relate to shares issued by FGH SVC Holdco Inc. and represent 16.5% ownership of this subsidiary company. WPP retains a 57.9% stake in FGH SVC Holdco Inc. following this transaction.
Increases in non-controlling interests in the period arising from the acquisition of subsidiaries are due to changes in ownership of existing subsidiaries and both increases in the non-controlling interests that arise on acquisition of a new subsidiary, as noted in the table above, along with the impact of share issuances in subsidiaries that contain non-controlling interests as a part of the overall acquisition arrangement, but occurring immediately prior to the acquisition of a new subsidiary.
Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £83.9 million.
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. There continues to be no subsidiaries with non-controlling interests that are individually material to the Group.
The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2021 and the date the financial statements have been authorised for issue. There were no material acquisitions completed in the years ended 31 December 2020 and 2019.

30. Related party transactions
The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.
In the year ended 31 December 2021, revenue of £117.2 million (2020: £90.6 million) was reported in relation to Compas, an associate in the USA. All other transactions in the years presented were immaterial.

Notes to the consolidated financial statements (continued)
30. Related party transactions (continued)
The Group invested a further £92.9 million in Kantar in 2021 to fund its 40% share of the Numerator acquisition.
The following amounts were outstanding at 31 December:

	2021	2020
	£m	£m
Amounts owed by related parties
Kantar	30.3	39.0
Other	45.7	27.9
	76.0	66.9
Amounts owed to related parties
Kantar	(6.2)	(5.6)
Other	(51.4)	(36.0)
	(57.6)	(41.6)

31. Reconciliation of operating profit/(loss) to headline operating profit
Reconciliation of operating profit/(loss) to headline operating profit:

	2021	2020	2019
Continuing operations	£m	£m	£m
Operating profit/(loss)	1,229.0	(2,278.1)	1,295.9
Amortisation and impairment of acquired intangible assets	97.8	89.1	121.5
Goodwill impairment	1.8	2,822.9	47.7
Losses/(gains) on disposal of investments and subsidiaries	10.6	(7.8)	(40.4)
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(0.6)	(0.4)
Investment and other impairment (reversals)/charges	(42.4)	296.2	7.5
Litigation settlement	21.3	25.6	(16.8)
Gain on sale of freehold property in New York	—	—	(7.9)
Restructuring and transformation costs	145.5	80.7	153.5
Restructuring costs in relation to Covid-19	29.9	232.5	—
Headline operating profit	1,493.5	1,260.5	1,560.6
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit/(loss), which are included in Note 3: Costs of Services and General Administrative Costs.

32. Events after the reporting period
On 4 March 2022, due to the Russian invasion of Ukraine, the Board of WPP announced its intention to discontinue operations in Russia. In 2021, Russia represented 0.8% of the Group's revenue.