Form 20-F
period 2022-12-31
WPP plc
filed 2023-03-23
CIK 806968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2022
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
At December 31, 2022, the number of outstanding ordinary shares was 1,070,937,343 which included at such date 65,971,470 ordinary shares represented by 13,194,294 ADSs.
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

☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

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

Forward-Looking Statements
In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise specified, content on websites is not incorporated by reference and does not form a part of this Annual Report on Form 20-F.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Overview
WPP plc and its subsidiaries (WPP) is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services across digital and traditional platforms. At 31 December 2022, the Group, excluding associates, had 115,473 employees. For the year ended 31 December 2022, the Group had revenue of £14,428.7 million and operating profit of £1,358.2 million.
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
Economic Risk
Adverse economic conditions, including those caused by the pandemic, the conflict in Ukraine, severe and sustained inflation in key markets where we operate, supply chain issues affecting the distribution of our clients' products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations.
Economic conditions, including inflation and increasing interest rates, among others, have a direct impact on our business, results of operations and financial position.
In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.

Geopolitical Risk
Growing geopolitical tension and conflicts continue to have a destabilising effect in our markets and across geographical regions.
This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration.
Such factors and economic conditions may be reflected in our clients’ confidence in making longer-term investments and commitments in marketing spend.
Actual or threatened geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.

Principal risk	Potential impact
Pandemic
The impact of a pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long-term impact
of a pandemic on our clients’ spending plans.	A pandemic and any new variants and the measures to contain its spread may have an adverse effect on our business, revenues, results of operations and financial condition and prospects.
Strategic Plan
The failure to successfully complete the strategic plan updated in December 2020 to simplify our structure, continue to introduce market-leading products and services, identify cost savings and successfully integrate acquisitions, may have a material adverse effect on the Group’s market share and its business revenues, results of operations, financial condition or prospects.	A failure or delay in implementing or realising the benefits from the transformation plan and/or returning the business to sustained growth may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.
IT Transformation
We are undertaking a series of IT transformation programmes to support the Group’s strategic plan.
The programme has been devised so that it prioritises the most critical changes necessary to support the overall strategic plan whilst maintaining the operational performance and security of core systems.
The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions.
A failure to provide these functions could have an adverse effect on our business.

Any failure or delay in implementing the IT transformation programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings.
Disruption and unavailability of critical system availability may lead to disruption in our operations and client service delivery.

Client Loss
We compete for clients in a highly competitive industry which has been evolving and undergoing structural change.
Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services and consultants and consulting internet companies.
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

Client Concentration
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on our prospects, business, financial condition and results of operations.
A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 16% of revenues in the year ended 31 December 2022.
Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

Principal risk	Potential impact
Reputation
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.
As consumer consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account stakeholder concerns around climate change.
Additionally, WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards as we grow our sustainability-related services.

People, culture and succession
Our performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial, technology and management talent, or are unable to retain and incentivise key and diverse talent, or are unable to adapt to new ways of working by balancing home and office working.
We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients.
We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

Cyber and information security
The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services.
Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data.
A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.
The imposition of sanctions following the ongoing conflict in Ukraine has triggered an increase in cyber attacks generally.

Credit risk
We are subject to credit risk through the default of a client or other counterparty.
Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.

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
As previously disclosed, for the year ended 31 December 2020, we identified certain material weaknesses in our internal control over financial reporting. During 2021, we finished implementing previously reported plans to remediate such material weaknesses and concluded that as at 31 December 2021, such material weaknesses had been remediated. We have also concluded that our internal control over financial reporting is again effective as of 31 December 2022, as disclosed in Item 15.
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

Data Privacy
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:
–Security of this type of data is exposed to escalating external threats that are increasing in sophistication, as well as internal data breaches
–Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:
–The Group has in the past and may in the future experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects
–Restrictions or limitations on international data transfers could have an adverse effect on our business and operations

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
Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgements, including those obtained in original actions or in actions to enforce judgements of the United States courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

Principal risk	Potential impact
Environment Regulation & Reporting
The Group could be subject to increased costs to comply with the potential future changes in environmental law and regulations.
We could be subject to increased costs to comply with potential future changes in environmental laws and regulations and increasing carbon offset pricing to meet our net zero commitments.
Carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.

Emerging risks
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters.	This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.
A failure to manage the complexity in carbon emission accounting for marketing and media or to consider scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.
Increased investment required in building renovation, electrification and supplier engagement to meet targets, including developing internal ESG capacity and capabilities.
Offset prices would likely rise, increasing the overall expenditure to meet our net zero commitments.

ITEM 4. INFORMATION ON THE COMPANY
WPP is a leading worldwide creative transformation company offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. The Company provides these services through a number of established global, multinational and national operating companies that are organised into three reportable segments. The largest reportable segment is Global Integrated Agencies, which accounted for approximately 84% of the Company’s revenues in 2022. The remaining 16% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. The Company currently employs approximately 115,000 people in more than 100 countries.
The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2022 the Company had a market capitalisation of approximately £8.784 billion.
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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as Wunderman Thompson LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (now known as Xaxis LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ Limited) in 2016. During 2018, the Company focused on simplifying its organisation with the completion of the merger of VML and Y&R to create VMLY&R as well as the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe (BCW). The merger of Wunderman and J. Walter Thompson to create Wunderman Thompson began at the end of 2018 and was finalized in 2019. In December 2019, the Company sold 60% of the Kantar group to Bain Capital Private Equity. In May 2021, WPP completed the acquisition of the remaining shares in WPP AUNZ Limited (WPP AUNZ) by way of a scheme of arrangement. During 2021, AKQA and Grey were combined to form the AKQA Group, Geometry moved into VMLY&R to create VMLY&R Commerce and the specialist agency GTB became part of VMLY&R. In December 2021, the Company announced the completion of the merger of Finsbury Glover Hering and Sard Verbinnen & Co., with the combined entity being rebranded as FGS Global in 2022. In April 2022, it was announced that Essence and Mediacom would merge to form EssenceMediacom and in July 2022, the Company announced the merger of Design Bridge and Superunion to create Design Bridge and Partners.
The Company paid £282.7 million and £449.5 million in 2022 and 2021, respectively, and received £17.5 million in 2020 related to acquisitions and disposals, including proceeds on disposal of investments and subsidiaries, payments in respect of earnout payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £223.3 million, £293.1 million and £272.7 million, respectively, and cash spent on share repurchases and buybacks was £862.7 million, £818.5 million and £290.2 million, respectively.
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
B. Business Overview
Introduction
Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like, headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, adjusted free cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates which we define, explain the use of and reconcile to the nearest IFRS measure on pages 22 to 25.
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
In the calculation of headline profit measures, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring or volatile items that are to be excluded.
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
Global Integrated Agencies
Our creative services include advertising, marketing and brand strategies and campaigns across all media. We are increasing our share in targeted fast‑growth areas including digital communications, healthcare, ecommerce, experience, marketing technology and production. Our media offer includes the full range of media planning and buying services, delivered primarily through GroupM, the world’s leading media investment company, and its agencies. Targeted growth segments are digital media
(search, social and programmatic), new business models such as GroupM Nexus, and data and technology. In 2022, WPP’s integrated agency networks included Ogilvy, VMLY&R, Wunderman Thompson, AKQA, GroupM, and Hogarth.
Public Relations
Our PR firms help clients communicate with their stakeholders, from consumers and investors to governments and NGOs. Purpose, reputation, sustainability and digital and social media are key growth areas. Our public affairs companies include Burson Cohn & Wolfe (BCW), FGS Global (formed from the combination of Finsbury Glover Hering & Sard Verbinnen & Co), and Hill+Knowlton Strategies.
Specialist Agencies
Our specialist agencies provide services by region or type. Brand experience and identity and specialist, targeted services are the principal growth segments. In 2022, they included the brand consultancies Landor & Fitch, Superunion, Design Bridge, and the specialist healthcare media business CMI.
During 2022, we have reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies. Prior year figures have been re-presented to reflect the reallocation.
The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs attributable to each reportable segment in which the Company operates.

Revenue[1]	2022		2021		2020
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	12,191.0	84.5	10,890.5	85.1	10,329.0	86.1
Public Relations	1,228.3	8.5	959.0	7.5	892.9	7.4
Specialist Agencies	1,009.4	7.0	951.6	7.4	780.9	6.5
Total	14,428.7	100.0	12,801.1	100.0	12,002.8	100.0
1Intersegment sales have not been separately disclosed as they are not material.

Revenue less pass-through costs[1]	2022		2021		2020
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	9,742.8	82.6	8,683.1	83.5	8,247.8	84.5
Public Relations	1,157.0	9.8	909.7	8.7	854.4	8.7
Specialist Agencies	899.5	7.6	804.4	7.8	659.8	6.8
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

Revenue[1]	2022		2021		2020
	£m	% of total	£m	% of total	£m	% of total
North America[2]	5,549.5	38.5	4,494.2	35.1	4,464.9	37.3
United Kingdom	2,003.8	13.9	1,866.9	14.6	1,637.0	13.6
Western Continental Europe	2,876.2	19.9	2,786.3	21.8	2,441.6	20.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,999.2	27.7	3,653.7	28.5	3,459.3	28.8
Total	14,428.7	100.0	12,801.1	100.0	12,002.8	100.0
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £5,230.9 million (2021: £4,220.8 million, 2020: £4,216.1 million).

Revenue less pass-through costs[1]	2022		2021		2020
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,688.1	39.7	3,849.2	37.0	3,743.4	38.4
United Kingdom	1,537.2	13.0	1,414.3	13.6	1,233.8	12.6
Western Continental Europe	2,318.5	19.6	2,225.4	21.4	2,019.4	20.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,255.5	27.7	2,908.3	28.0	2,765.4	28.3
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
2North America includes the United States with revenue less pass-through costs of £4,402.0 million (2021: £3,597.4 million, 2020: £3,524.8 million).
WPP Head Office
The core functions of WPP, with the principal executive office in London, are to develop the strategy of the Company, coordinate the provision of services to cross-Company clients, perform a range of cross-Company functions in areas such as new business, talent recruitment and development, training, IT, finance, audit, legal and compliance, mergers & acquisitions (M&A), property, sustainability, investor relations and communications, promote best practice in areas such as our agencies’ approach to diversity and inclusion, drive operating efficiencies and monitor the financial performance of WPP’s operating companies.
Our Strategic Approach
We continue to enhance WPP’s proposition by investing in talented people and leveraging our industry-leading global media platform, technological capabilities and strategic global partnerships.

•Creativity. An ongoing commitment to creativity, WPP’s most important competitive advantage.
•Data & Technology. Harnessing our capabilities in data and technology and our unique partnerships with leading technology firms.
•People & Culture. Investing in our people, culture and values to ensure WPP is the natural home for the best and brightest talent.

Central to our strategy is our goal of reducing complexity and delivering a simpler structure for the benefit of our clients, across our companies and within our individual markets.
•Clients. We are a client-centric organisation in order to deliver the best of WPP.
•Companies. We now have fewer, more integrated companies equipped to adapt to a changing market.
•Countries. We integrate at a country level to serve clients locally, leverage local scale and attract talent.
Sustainability
Our sustainability strategy sets out how we use the power of creativity to build better futures for our people, planet, clients and communities. It supports all elements of our corporate strategy. Our sustainability commitments are not just the right thing to do, they add meaning for our people, who want to work for a company that shares their values, and our clients, who look to us to help them find and scale solutions to achieve their own goals and deliver positive impact.
Our sustainability strategy is aligned to our corporate strategy:
•Vision & Offer.
Sustainability at the heart of our offer for clients: A growing number of clients are embracing inclusion, diversity and sustainability and looking to articulate the purpose and impact of their brands. They look for partners who share their sustainability values and aspirations. Our commitment to responsible and sustainable business practices helps us to broaden and deepen these partnerships, and to meet the growing expectations and sustainability requirements in client procurement processes.
•Creativity.
Social investment: Our pro bono work can make a significant difference to charities and non-governmental organisations (NGOs), enabling our partners to raise awareness and funds, recruit members, and achieve campaign objectives. Pro bono work benefits our business too, providing rewarding creative opportunities for our people that often result in award-winning campaigns that raise the profile of our agencies.
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
•Data & Technology.
Data ethics and privacy: Data – including consumer data – can play an essential role in our work for clients. Data security and privacy are increasingly high-profile topics for regulators, consumers and our clients. We have a responsibility to look after this data carefully, to collect data only when needed and with consent where required, and to store and transfer data securely.
•Simpler Structure.
Campuses: Our work to simplify our structure and consolidate our office space is driving a positive impact on our energy use and carbon footprint. We continue to move employees into campuses, closing multiple smaller sites and replacing them with fewer, larger, more efficient buildings that offer modern, world-class workspaces. By 2025, we expect 85,000 of our people will work in at least 65 net zero campuses powered by renewable electricity.
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

People
•In 2022, we invested £31.3 million in learning and development opportunities for our people.
•We continue to focus on driving greater gender balance throughout the company. Over half (54%) of our senior managers are women (2021: 52%). In 2022, the proportion of women in executive leadership roles slightly increased to 40% (2021: 39%), and within this we increased the proportion on the Executive Committee to 40%, compared with 35% in the previous year. In 2022 we were named an industry leader in the Bloomberg Gender-Equality Index for the fourth consecutive year.
Planet
•During 2021, we set near-term science-based targets, validated by the Science Based Targets initiative, to reduce our absolute Scope 1 and 2 greenhouse gas emissions by at least 84% by 2025 and reduce Scope 3 greenhouse gas emissions by at least 50% by 2030, both from a 2019 base year. We also committed to reach net zero across our own operations (Scope 1 and 2) by 2025, and across our supply chain (scope 3) by 2030. These targets include emissions from media buying (more than half of our total footprint) – an industry first.
•WPP is a member of RE100 and has committed to sourcing 100% of its electricity from renewable sources by 2025. In 2022, we purchased 83% of our electricity from renewable sources (2021: 74%).
•Our scope 1 and 2 carbon emissions per full-time equivalent employee for 2022 were 0.22 tonnes of CO2e. This represents a 32% reduction from 2021 of 0.32 tonnes of CO2e/head.
•The first step to limiting emissions must always be to reduce the total footprint of any product or service as far as possible. Our environment policy, introduced in 2022, sets out how we manage the cost and quality of the carbon credits we buy to offset emissions we cannot avoid.
Clients
•As the creative transformation company, we want to help our clients and society find and scale solutions through work that is creative, credible and actionable.
•WPP is a founding member of #ChangeTheBrief Alliance, which scales an initiative that originated at Mindshare and aims to harness the creative power of our industry to promote more sustainable choices and behaviours.
Communities
•In June 2020, we committed to invest $30 million over three years in internal and external initiatives to advance racial equity. Since then, we have committed $16.2 million to inclusion programmes, excluding amounts invested in 2022.
•To support those affected by events in Ukraine, we formed a partnership with UNHCR, including a staff match-funding appeal that raised $1.34 million, and ran similar campaigns for those impacted by floods in Pakistan and the earthquakes in Turkey and Syria.
•Our total social contribution in 2022 was £35.5 million (2021: £41.0 million). This includes pro bono work for NGOs and charities; negotiating free media space on behalf of pro bono clients; and cash donations to charities.
•Our pro bono work was worth £9.6 million (2021: £7.6 million) in 2022 for clients including UN Women. We also made cash donations to charities of £5.2 million (2021: £4.8 million). This resulted in a total social investment of £14.8 million (2021: £12.4 million).
•WPP media agencies negotiated free media space worth £20.8 million on behalf of pro bono clients.
Clients
The Group works with 307 of the Fortune Global 500, all 30 of the Dow Jones 30, and 60 of the FTSE 100.
The Company’s 10 largest clients accounted for 16% of the Company’s revenues in the year ended 31 December 2022. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2022. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 50 years.

Government Regulation
From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union, United Kingdom and other countries in which the Company operates have adopted statutes, regulations, and rulings that directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise limit the scope of the activities of the Company and its clients. Some of the foregoing relate to privacy and data protection and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.
There has been a trend towards expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, tobacco products, food and certain alcoholic beverages, and to certain groups, such as children and energy companies as well as a focus on greenwashing. Though the Company does not expect any existing or proposed regulations to have a material adverse impact on the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.
IT
The WPP Risk Subcommittee is responsible for reviewing and monitoring the Group’s data ethics, privacy and security risk as well as its approach to regulatory and legal compliance in relation to these.
Our Group Chief Privacy Officer leads our work on privacy, supported by our Global Data Protection Officer. Together, they provide practical guidance and support to our agencies, promote best practices and ensure that privacy risks are well understood.
The WPP Data Privacy and Security Charter sets out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards (based on ISO 27001).
Safer Data training, which includes content on data protection, security and privacy, must be completed by all new and current employees, as well as consultants. Throughout the year, agency and subject matter specific training is provided across the Group and in 2022 included a focus on new data privacy regulations such as the California Privacy Rights Act.
Our privacy teams have established direct relationships with their client counterparts to ensure alignment and engagement.
Choreograph, our data company, epitomises our data philosophy: that clients should own their own data to minimise risk, meet consumer privacy expectations and future-proof their businesses.
Through our active engagement in industry bodies including the Advertising Association in the UK and the 4As and Network Advertising Initiative in the United States, we are able to monitor and influence the changing regulatory landscape.
Our annual Data Health Checker provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support on data practices. In 2022, the average risk score was 1.6 out of five (2021: 1.6), where five is the maximum score possible and indicates maximum risk.
C. Organizational Structure
The Company’s business comprises the provision of creative transformation services on a national, multinational and global basis. It operates in more than 100 countries. For a list of the Company’s subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.

D. Property, Plant and Equipment
The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. Owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India) and in Europe (Spain and UK). Principal leased properties, which include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, EssenceMediacom, Xaxis, Kinetic, WPP, Wunderman Thompson, AKQA, Finance+, WPP-IT, Spec Comm	690,000
636 Eleventh Avenue, New York, NY	Hogarth, MJM (89% vacant held for disposition)	564,000
399 Heng Feng Road, Zhabei, Shanghai	GroupM, Ogilvy, Wunderman Thompson, Hill+Knowlton Strategies, GTB, VMLY&R, VMC, Burson Cohn & Wolfe, Hogarth, Peclers	438,000
Volklinger Strasse, Dusseldorf	GroupM, Essence, Mindshare, Wavemaker, Thjnk, Scholz & Friends, VMLY&R, Hill+Knowlton Strategies, Grey, Wunderman Thompson, Ogilvy, Hogarth, Kinetic, GCI	407,000
971 Mofarrej Avenue, Sao Paulo	Ogilvy, Wunderman Thompson, VMLY&R, VMLY&R Commerce, Grey, AKQA, David, Mirum, GTB, Fbiz, Blinks Essence, Jussi, Corebiz, Enext, Try, PmWeb, Foster, Mutato, Burson Cohn & Wolfe, Maquina Cohn & Wolfe, Superunion, Hill+Knowlton Strategies, JeffreyGroup, Hogarth, WPP (Estimated Occupancy 2025).	383,518
Calle de Ríos Rosas, 26, Madrid	WPP, Finance+, Hogarth, Superunion + Lambie Nairn, Burson Cohn & Wolfe, GroupM (including: Mindshare, Mediacom, NEO, Wavemaker), Hill+Knowlton Strategies, Ogilvy, Axicom, Wunderman Thompson, The Cocktail, VMLY&R, Grey, David	382,399
The Orb at Sahar, Andheri East, Mumbai	GroupM, Wavemaker, Mindshare, Mediacom, Kinetic, Ogilvy, Grey, Wunderman Thompson, Hill+Knowlton Strategies, Landor & Fitch, VMLY&R, Genesis Burson Cohn & Wolfe, WPP	371,882
200 Fifth Avenue, New York, NY	Grey, Ogilvy, Burson Cohn & Wolfe, Landor & Fitch, GCI Health, SJR, Superunion	343,044
3 Columbus Circle, New York, NY	VMLY&R (including VML, GTB, Hudson Rouge), Hill+Knowlton Strategies, WT Health, CMI, BSG	340,432
Tower B, DLF Cyber Park, Gurugram	GroupM, Wavemaker, Mindshare, Mediacom, Ogilvy, Wunderman Thompson, Hogarth, Grey, GTB, AKQA, ADK, WPP	307,764
145-149 rue Anatole France, Levallois-Perret, Paris	Axicom, Burson Cohn & Wolfe, GroupM, Ogilvy, Peclers, Poster Conseil, Wunderman Thompson, VMLY&R, WPP (Estimated Occupancy 2023)	300,000
1 Southwark Bridge Road, London	GroupM, EssenceMediacom, Wunderman Thompson (Forecast Occupation 2024)	287,405
Via Lodovico il Moro/ Via Giuglio Richard 3, Milan	GroupM, Mindshare, Wavemaker, EssenceMediacom, MediaClub, T&P, Kinetic, WPP, Wunderman Thompson, AKQA, Grey, Fast, WPP-IT, Hogarth, Ogilvy, VMLY&R, Landor, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Axicom, AQUEST	282,525
333 North Green Street, Chicago, IL	GroupM, Ogilvy, Wunderman Thompson, Hill+Knowlton Strategies, GTB, VMLY&R, Burson Cohn & Wolfe, Hogarth, Landor & Fitch, Design Bridge, WBA	270,835
125 Queens Quay, Toronto	GroupM, Wunderman Thompson, Ogilvy, Grey, VMLY&R, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Hogarth, Landor & Fitch, SJR, Spafax, Buchanan	259,071
Jinbao & Huali Building, Beijing	Ogilvy, Wunderman Thompson, Grey, Superunion, Landor & Fitch, Hill+Knowlton Strategies	230,000
Sea Containers House, Upper Ground, London SE1	WPP, Landor & Fitch, Hogarth, Ogilvy, Ogilvy Health, VMLY&R, VMLY&R Commerce, Wavemaker, GroupM	229,608
Bubenska 1, Prague	EssenceMediacom, GroupM, Mindshare, Ogilvy, VMLY&R, WPP, Wavemaker, Wunderman Thompson	206,218
The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2022, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £777.0 million.
In 2022 we added five new campuses: Brussels, Dusseldorf, Santiago, Tokyo and Toronto. In January 2023 we opened a new campus in Guangzhou, China, taking the total to 37, accommodating around half our people. We plan to open additional campuses including Atlanta, Paris and Manchester later in 2023. Under our simplification strategy, we expect to open more campuses, reaching at least 65, and accommodating more than 85,000 by 2025. Consolidating into fewer, larger buildings provides an opportunity to reduce our space requirements by about 15-20% on average.
See note 13 to the consolidated financial statements for a schedule by years of lease payments as at 31 December 2022.

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
WPP is a creative transformation company with a service offering that allows us to meet the present and future needs of our clients. Our business model is client-centric, and we leverage resources and skills across our internal structures to provide the best possible service. The Company offers services in three reportable segments:
•Global Integrated Agencies
•Public Relations
•Specialist Agencies
In 2022, approximately 84% of the Company’s consolidated revenues were derived from Global Integrated Agencies, with the remaining 16% of its revenues being derived from the remaining two segments.
Investing in communications, customer experience, commerce, data and technology remained a priority for our clients in 2022. As a result, it was a year of strong demand for our services and strong growth for WPP and our agencies – despite global economic turbulence and uncertainty.
Some might see this growth as counterintuitive given the economic situation. However, the marketing world is fast-changing and increasingly complex, with new platforms like TikTok emerging, and existing platforms like Netflix taking advertising for the first time. Clients need modern, trusted partners such as WPP to help them navigate this new landscape. Leading companies turn to us not just for support in building their brands and selling their products but also in understanding and leveraging their data, harnessing the potential of new technologies like AI, and transforming their businesses for the future.
The reshaping of our Company over the last four years means we now provide every service required for success in contemporary marketing, fully integrated and at a global scale.
Our future-facing offer demonstrated its power as we won new assignments with a range of major brands from Audible, Danone and SC Johnson to Nationwide and Verizon. We grew relationships with existing clients and our unprecedented global partnership with The Coca-Cola Company continued to expand.
The share price decreased by 27% in 2022 as compared to 2021, closing at 820.2 pence at year end. Since then it has increased to 939.6 pence, up 15%, at 16 March 2023. Dividends in respect of 2022 are 39.4 pence, an increase from 31.2 pence in respect of 2021.
2022 compared with 2021
Revenue
Revenue was up 12.7% at £14.429 billion in 2022 compared to £12.801 billion in 2021. Revenue on a constant currency basis was up 7.0% compared with last year. Net changes from acquisitions and disposals had a positive impact of 0.3% on growth. Like-for-like revenue growth for 2022, excluding the impact of currency, acquisitions and disposals, and other adjustments as further described on page 22, was 6.7%.
We continued to win new clients and assignments, with $5.9 billion of net new business in 2022. Key wins included Audible, Danone, Migros, SC Johnson, Nationwide and Verizon. We continued to retain key clients in a competitive market, including leading companies such as Sony Playstation, Tesco, Mars Wrigley and MasterKong. However, we operate in a competitive market, resulting in some account losses including PepsiCo and L’Oréal’s US media account. Following our success in the pitch for The Coca-Cola Company account in 2021, this global partnership of unprecedented scale has been onboarded at pace, with expectations for further growth in 2023.
Costs of services, general and administrative costs
Costs of services increased by 12.2% in 2022 to £11,890.1 million from £10,597.5 million in 2021.

General and administrative costs increased by 21.1% in 2022 to £1,180.4 million from £974.6 million in 2021, principally in relation to an increase in restructuring and transformation costs and impairment charges.
Staff costs increased by 13.9% in 2022 to £8,165.8 million from £7,166.7 million in 2021. Staff costs, excluding incentives (short- and long-term incentives and cost of share-based incentives), increased by 17.8%. Incentive payments were £424 million compared to £592 million in 2021.
The average number of people in the Group in 2022 was 114,129 compared to 104,808 in 2021. The total number of people at 31 December 2022 was 115,473 compared to 109,382 at 31 December 2021.
The Group incurred a net loss from adjusting items of £341 million in 2022. This comprises the Group’s share of adjusting items from associates (£134 million), restructuring and transformation costs (£219 million) and other net gains from adjusting items (£12 million). Restructuring and transformation costs mainly comprise severance and property-related costs arising from the continuing structural review of parts of the Group’s operations, investments in IT and ERP systems as part of our transformation programme. This compares with a net loss from adjusting items in 2021 of £270 million.
Operating profit
Operating profit was £1.358 billion in 2022 compared to £1.229 billion in 2021. Headline operating profit was up 16.6% to £1.742 billion in 2022 compared to £1.494 billion in 2021, and up 10% on a like-for-like basis compared to 2021. The significant growth in profitability year-on-year reflects revenue growth and the progress on our transformation programme.
Profit before interest and tax
Profit before interest and tax was £1.298 billion in 2022, compared to £1.253 billion in 2021. Headline PBIT for 2022 was up 14.9% to £1.816 billion from £1.580 billion for 2021.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Net finance costs, defined as finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £214.0 million compared with £214.2 million in 2021, a decrease of £0.2 million year-on-year. Revaluation and retranslation of financial instruments resulted in a profit of £76.0 million in 2022, an increase of £163.8 million from a loss of £87.8 million in 2021 primarily driven by revaluation gains/losses from investments held at fair value through profit or loss, revaluation gains/losses from put options over non-controlling interests and gains/losses from revaluation of payments due to vendors (earnout agreements). See note 6 to the consolidated financial statements for more details of the revaluation and retranslation of financial instruments.
Profit before taxation
Profit before tax was £1.160 billion in 2022, compared to £0.951 billion in 2021. Headline PBT was up 17.3% to £1.602 billion in 2022 from £1.365 billion in 2021.
Taxation
Tax charges were £384.4 million in 2022 and £230.1 million in 2021. The Group’s effective tax rate on profit before tax was 33.1% in 2022 against 24.2% in 2021.
The difference in the rate in 2022 was principally due to one-off tax credits in 2021, for example the impact of the UK tax rate change, and a decrease in the share of results of associates, as the tax charge on associate income is reflected within the reported results of associates and not through the Group's tax charge. Given the Group’s geographic mix of profits and the changing international tax environment, the effective tax rate is expected to continue to increase over the next few years.
Profit for the year
Profit after tax was £0.775 billion, compared to £0.721 billion in 2021. Profits attributable to shareholders was £0.683 billion, compared to £0.638 billion in 2021.
Diluted earnings per share was 61.2p, compared to diluted earnings per share of 52.5p in the prior period.
Segment performance
Performance of the Group’s businesses is reviewed by management based on headline operating profit. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2022, 2021 and 2020 is presented in note 2 to the consolidated financial statements. To supplement the reportable segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue change and revenue less pass-

through costs change by geographical area and reportable segment on a reported and like-for-like basis. Headline operating profit and headline operating profit margin by reportable segment are also provided below.
Reportable Segments
During 2022, we have reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies. Prior year figures have been re-presented to reflect the reallocation.

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2022	2021	2022	2021
Global Integrated Agencies	11.9	5.4	6.9	12.6
Public Relations	28.1	7.4	9.4	12.6
Specialist Agencies	6.1	21.9	1.9	22.5
Total Group	12.7	6.7	6.7	13.3

Revenue less pass-through costs analysis
	Revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2022	2021	2022	2021
Global Integrated Agencies	12.2	5.3	6.9	11.3
Public Relations	27.1	6.5	8.2	11.5
Specialist Agencies	11.9	21.9	5.6	21.8
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Headline operating profit analysis	2022		2021		2020
	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %
Global Integrated Agencies	1,432.4	14.7	1,221.8	14.1	1,070.3	13.0
Public Relations	190.8	16.5	143.1	15.7	141.3	16.5
Specialist Agencies	118.6	13.2	128.6	16.0	48.9	7.4
Total Group	1,741.8		1,493.5		1,260.5
1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs
Global Integrated Agencies like-for-like revenue less pass-through costs was up 6.9%. GroupM was the strongest performer and other integrated agencies all recorded broadly similar levels of growth. Headline operating profit was up £210.6 million to £1,432.4 million for the year ended 31 December 2022 from £1,221.8 million for the year ended 31 December 2021.
Public Relations like-for-like revenue less pass-through costs was up 8.2%. All agencies continued to grow well, with Hill+Knowlton Strategies growing strongly. During the period we launched FGS Global, the new name and branding for the merger of Finsbury Glover Hering and Sard Verbinnen. Headline operating profit was up £47.7 million to £190.8 million for the year ended 31 December 2022 from £143.1 million for the year ended 31 December 2021.
Specialist Agencies like-for-like revenue less pass-through costs was up 5.6%. Headline operating profit was down £10.0 million to £118.6 million for the year ended 31 December 2022 from £128.6 million for the year ended 31 December 2021.

Geographical area

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2022	2021	2022	2021
North America	23.5	0.7	7.8	9.4
United Kingdom	7.3	14.0	6.3	15.0
Western Continental Europe	3.2	14.1	4.8	19.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	9.5	5.6	7.0	13.3
Total Group	12.7	6.7	6.7	13.3

Revenue less pass-through costs analysis
	Revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2022	2021	2022	2021
North America	21.8	2.8	6.6	9.7
United Kingdom	8.7	14.6	7.6	15.0
Western Continental Europe	4.2	10.2	5.5	14.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	11.9	5.2	8.0	12.3
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.
North America like-for-like revenue less pass-through costs was up 6.6%. The United States continued to grow at a high rate, led by Ogilvy, Hogarth and GroupM.
United Kingdom like-for-like revenue less pass-through costs was up 7.6%. GroupM and Ogilvy were the strongest performers.
Western Continental Europe like-for-like revenue less pass-through costs was up 5.5%. Spain performed strongly with France experiencing a decline reflecting the full-year impact of client losses in 2021.
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 8.0%. In Latin America growth benefited from a strong performance in Brazil and strong growth in Argentina, while Asia Pacific continued to be negatively impacted by Covid-related restrictions in China.
2021 compared with 2020
For a discussion of the year ended 31 December 2021 compared to the year ended 31 December 2020, please refer to "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended 31 December 2021.
B. Liquidity and Capital Resources
General—The primary sources of funds for the Group's short-term and long-term cash requirements are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and notes 10, 11 and 25, which are included as part of the Company’s consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
We delivered strong growth in 2022, reflecting the priority placed by our clients on investing in communications, customer experience, commerce, data and technology. We believe we are in a strong financial position with broad-based revenue across a wide geographic footprint and diverse client portfolio, covering all business sectors, providing resilient revenue streams, and a predominantly variable cost structure, which protects profitability during a downturn. We have an attractive margin with scope to improve through our transformation programme, and low ratio of adjusted net debt to EBITDA and over £4 billion of liquidity. As at 31 December 2022 we had cash and cash equivalents of £2.0 billion comprised of £2.5 billion of cash and short-term deposits and £0.5 billion of bank overdrafts. Total liquidity, including undrawn credit facilities, was £4.1 billion.

Funds returned to shareholders in 2022 totaled £1,228 million, including dividends and share buybacks. In 2022, 88.8 million shares, or 8.3% of the issued share capital, were purchased at a cost of £863 million. We expect a further £50 million of share buybacks during 2023.
The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2022, billings were £53.0 billion, or 3.7 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.
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
The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2026 (extended from March 2025 in February 2021). Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortisation at 30 June and 31 December in each year shall not exceed 3.5 to 1, both covenants are defined in the relevant agreement. The Group is in compliance with both covenants. The Group had available undrawn committed credit facilities of £2.1 billion ($2.5 billion) (2021: £1.8 billion ($2.5 billion)) at 31 December 2022.
In May 2020, we issued bonds of €750 million and £250 million due in May 2027 and May 2032, respectively. Our bond portfolio at 31 December 2022 had an average maturity of 6.4 years. In July 2021 we repaid the $500 million 3.625% September 2022 bond. A €250 million Eurobond at 3-month EURIBOR +0.45% matured in March 2022. The Company did not issue any bonds in 2022.
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
Cash flow and balance sheet
Net cash inflow from operating activities decreased to £701 million in 2022 from £2.029 billion in 2021. Operating profit was £1.358 billion, depreciation and amortisation £513 million, non-cash share-based incentive charges £122 million, working capital and provisions outflow £847 million, earnout payments £71 million, net interest paid £121 million, tax paid £391 million, lease liabilities (including interest) paid £402 million, capital expenditure £223 million and other net cash inflows £115 million. Adjusted free cash flow was, therefore, an inflow of £53 million.
Adjusted free cash flow inflow was enhanced by £51 million disposal proceeds (of which £38 million was disposals of investments and subsidiaries net of cash disposed and £13 million was disposal of property, plant and equipment) and reduced by £274 million in net initial acquisition payments, £365 million in dividend payments and £863 million of share repurchases and buybacks, which resulted in a cash outflow of £1.4 billion compared to a cash outflow of £0.3 billion in 2021.
The main driver of the cash flow performance year-on-year was the £328 million adverse movement in trade working capital lapping positive movement in the prior year, driven by year-end mix and timing factors. The £519 million adverse movement in other receivables, payables and provisions was driven by a reduction in staff incentives payable, prepayments and year-end mix and timing factors associated with VAT, growth in the dividend and the increase in the share buyback.

As at 31 December 2022 we had cash and cash equivalents of £2.0 billion and total liquidity, including undrawn credit facilities, of £4.1 billion. Debt financing was £5.0 billion at 31 December 2022, compared to £4.8 billion at 31 December 2021, an increase of £0.2 billion. Average adjusted net debt in 2022 was £2.9 billion, compared to £1.6 billion in the prior period, at 2022 exchange rates. On 31 December 2022, adjusted net debt was £2.5 billion, against £0.9 billion on 31 December 2021, an increase of £1.4 billion at 2022 exchange rates. The higher adjusted net debt ﬁgure mainly reﬂects the £1,172 million returned to shareholders in 2022 comprising £807 million of share buybacks completed and £365 million of dividends paid.
The Company has several material contractual obligations at 31 December 2022. The following table summarises the Company’s estimated contractual obligations at 31 December 2022, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

	Payments due in
£m	Total	2023	2024	2025	2026	2027	Beyond 2027
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,965.9	664.0	—	442.7	664.0	664.0	531.2
Sterling bonds	650.0	—	—	—	—	—	650.0
US$ bonds	879.4	—	620.7	—	—	—	258.7
Subtotal	4,495.3	664.0	620.7	442.7	664.0	664.0	1,439.9
Interest payable	968.7	127.6	103.6	81.5	76.3	55.9	523.8
Total	5,464.0	791.6	724.3	524.2	740.3	719.9	1,963.7
Lease liabilities[2]	2,825.4	379.1	337.7	293.0	252.3	234.8	1,328.5
Capital commitments[3]	128.2	94.0	32.8	1.4	—	—	—
Investment commitments[3]	3.2	3.2	—	—	—	—	—
Financial derivatives	54.9	61.5	5.4	(12.0)	—	—	—
Estimated obligations under acquisition earnouts and put option agreements	502.2	80.8	24.7	104.2	127.8	97.2	67.5
Total contractual obligations	8,977.9	1,410.2	1,124.9	910.8	1,120.4	1,051.9	3,359.7
1In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2022 of £505.7 million. The Group’s adjusted net debt at 31 December 2022 was £2,479.3 million and is analysed above.
2In addition to the lease liabilities, the total committed future cash flow for leases not yet commenced at 31 December 2022 is £440.0 million. In 2022, variable lease expenses were £57.3 million which primarily include real estate taxes and insurance costs.
3Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.
The Company has a large number of defined benefit plans. Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2022 amounted to £24.0 million. Employer contributions and benefit payments in 2023 are expected to be approximately £20 million. Projections for years after 2023 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimates of future contributions.
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
Going concern
The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Operating Results on pages 14 to 17 and Risk Factors on pages 2 to 6. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include: the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs and (ii) remote declines in revenue less pass-through costs for stress-testing purposes compared to 2022, considering the Group’s bank covenant and liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which are and which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The ongoing impact of the Russian invasion of Ukraine has been considered. The Company modelled a range of revenue less pass-through cost declines up to 28% compared with the year ended 31 December 2022. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.
This section is included in the 2022 WPP Annual Report posted on the Company’s website at http://www.wpp.com/investors pursuant to UK requirements and is provided in this Form 20-F as supplemental information and is not incorporated herein by reference.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 31 December 2022, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
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
For the year ended 31 December 2022, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

Revenue	—
Costs of services	—
Gross profit	—
Administrative income/(expenses) due from/to non-guarantors	187.6
Finance and investment income from non-guarantors	46.4
Finance costs to non-guarantors	(574.2)
Loss for the year	(976.6)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	1,803.7
Non-current assets	1,991.7
Due from Non-Guarantors-short term	1,795.4
Current assets	2,383.0
Due to Non-Guarantors-short term	(26,723.2)
Current Liabilities	(26,860.3)
Due to Non-Guarantors-long term	(1,357.0)
Non-current liabilities	(2,330.5)
As at 31 December 2022, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
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
For the year ended 31 December 2022, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
—
Revenue	—
Costs of services	—
Gross profit	—
Administrative income/(expenses) due from/to non-guarantors	187.6
Finance and investment income from non-guarantors	46.4
Finance costs to non-guarantors	(574.2)
Loss for the year	(976.6)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	1,803.7
Non-current assets	1,991.7
Due from Non-Guarantors-short term	1,792.5
Current assets	2,380.1
Due to Non-Guarantors-short term	(26,723.8)
Current Liabilities	(26,860.8)
Due to Non-Guarantors-long term	(1,357.0)
Non-current liabilities	(2,330.5)
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
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2022 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management believes that discussing like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of current year to that of prior years.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to reflect the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2022. Both periods exclude results from Russia.
The following table reconciles reported revenue growth for 2022 and 2021 to like-for-like revenue growth for the same period.

	Revenue
	£m
2020 Reportable	12,003
Impact of exchange rate changes	(594)	(4.9%)
Impact of acquisition	(204)	(1.7%)
Like-for-like growth	1,596	13.3%
2021 Reportable	12,801	6.7%
Impact of exchange rate changes	732	5.7%
Impact of acquisition	38	0.3%
Like-for-like growth	858	6.7%
2022 Reportable	14,429	12.7%
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as profit/(loss) before finance income/costs and revaluation and retranslation of financial instruments, taxation, earnings/(loss) from associates - after interest and taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 3 to the consolidated financial statements and are components of operating profit.
A tabular reconciliation of profit/(loss) before taxation to headline operating profit is provided in note 31 to the consolidated financial statements.

Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, share of adjusting items of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Year ended 31 December
	2022	2021	2020
	£m	£m	£m
Profit/(loss) before taxation	1,159.8	950.8	(2,790.6)
Finance and investment income	145.4	69.4	82.7
Finance costs	(359.4)	(283.6)	(312.0)
Revaluation and retranslation of financial instruments	76.0	(87.8)	(147.2)
Profit/(loss) before interest and taxation	1,297.8	1,252.8	(2,414.1)
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Goodwill impairment	37.9	1.8	2,822.9
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	—	(0.6)
Intangible asset impairment	29.0	—	—
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Property related costs	18.0	—	—
Restructuring and transformation costs	203.7	145.5	80.7
Restructuring costs in relation to Covid-19	15.1	29.9	232.5
Share of adjusting items of associates	134.3	62.3	146.1
Litigation settlement	—	21.3	25.6
Headline PBIT	1,815.7	1,579.6	1,270.6
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other charges/reversals, goodwill impairment, amortisation and impairment of acquired intangible assets, intangible asset impairment, restructuring and transformation costs, restructuring costs in relation to Covid-19, property related costs, litigation settlement, share of adjusting items of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2022	2021	2020
	£m	£m	£m
Profit/(loss) before taxation	1,159.8	950.8	(2,790.6)
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Goodwill impairment	37.9	1.8	2,822.9
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	—	(0.6)
Intangible asset impairment	29.0	—	—
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Property related costs	18.0	—	—
Restructuring and transformation costs	203.7	145.5	80.7
Restructuring costs in relation to Covid-19	15.1	29.9	232.5
Share of adjusting items of associates	134.3	62.3	146.1
Litigation settlement	—	21.3	25.6
Revaluation and retranslation of financial instruments	(76.0)	87.8	147.2
Headline PBT	1,601.7	1,365.4	1,041.3
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
Adjusted free cash flow
The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.
Adjusted free cash flow is calculated as net cash inflow from operating activities plus payment on early settlement of bonds and proceeds from the issue of shares, less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities, and dividends paid to non-controlling interests in subsidiary undertakings.

A tabular reconciliation of net cash inflow from operating activities to adjusted free cash flow is shown below.

	Year ended 31 December
	2022	2021	2020
	£m	£m	£m
Net cash inflow from operating activities	700.9	2,029.0	2,050.6
Payment on early settlement of bonds	—	13.0	—
Share option proceeds	1.2	4.4	—
Earnout payments	(46.6)	(53.2)	(111.0)
Purchases of property, plant and equipment	(208.4)	(263.2)	(218.3)
Purchases of other intangible assets (including capitalised computer software)	(14.9)	(29.9)	(54.4)
Repayment of lease liabilities	(309.6)	(320.7)	(300.1)
Dividends paid to non-controlling interests in subsidiary undertakings	(69.5)	(114.5)	(83.3)
Adjusted free cash flow	53.1	1,264.9	1,283.5
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular.
Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt excludes lease liabilities.
The following table is an analysis of adjusted net debt:

	2022	2021	2020
	£m	£m	£m
Cash and short-term deposits	2,491.5	3,882.9	12,899.1
Bank overdraft, bonds and bank loans due within one year	(1,169.0)	(567.2)	(8,619.2)
Bonds and bank loans due after one year	(3,801.8)	(4,216.8)	(4,975.5)
Adjusted net debt	(2,479.3)	(901.1)	(695.6)
Components of (loss)/earnings from associates - after interest and tax
Management reviews the (loss)/earnings from associates - after interest and tax by assessing the underlying component movements including share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which are derived from the income statements of the associate undertakings.
The following table is an analysis of (loss)/earnings from associates - after interest and tax and underlying component movements:

	2022	2021	2020
	£m	£m	£m
Share of profit before interest and taxation	219.6	208.5	142.5
Share of adjusting items	(134.3)	(62.3)	(146.1)
Share of interest and non-controlling interests	(104.7)	(83.9)	(91.4)
Share of taxation	(41.0)	(38.5)	(41.0)
(Loss)/earnings from associates - after interest and tax	(60.4)	23.8	(136.0)
Share of adjusting items of £134.3 million (2021: £62.3 million, 2020: £146.1 million) primarily comprise £75.8 million (2021: £38.8 million, 2020 £54.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million, 2020: £89.3 million) within Kantar.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The Directors and Executive Officers of the Company are as follows:
Roberto Quarta, Age 73: Chairman. Roberto Quarta was appointed as a Director on 1 January 2015 and became Chairman on 9 June 2015. Roberto has extensive experience in corporate governance and global commerce having served on the boards of a number of UK and international companies. His career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. Roberto is Chairman of Smith & Nephew plc, a Partner of Clayton, Dubilier & Rice and Chairman of Clayton, Dubilier & Rice Europe. He is an Independent Non-Executive Director of Gulf Capital. Previously he was Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA, Chairman of IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.
External appointments: Chairman, Smith & Nephew plc; Partner, Clayton, Dubilier & Rice; Chairman, Clayton, Dubilier & Rice Europe; Independent Non-Executive Director, Gulf Capital.
Roberto will step down as Chairman of Smith & Nephew plc in September 2023.
Mark Read, Age 56: Chief Executive Officer. Mark Read was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has held multiple leadership positions at WPP since joining in 1989. As CEO of WPP Digital he was responsible for WPP’s first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world’s leading agencies. Mark was voted the industry’s Most Influential Person 2019 in Econsultancy’s Top 100 Digital Agencies, and in 2022 was recognised as a Champion of Women in Business for the fifth consecutive year. Mark was awarded a Fellowship for outstanding services to the industry in the IPA’s 2021 New Year’s Honours.
Mark has an economics degree from Trinity College, Cambridge, was a Henry Fellow at Harvard University, and has an MBA from INSEAD.
External appointments: Trustee, Natural History Museum.
John Rogers, Age 54: Chief Financial Officer. John Rogers was appointed as a Director on 3 February 2020 and became Chief Financial Officer from 1 May 2020. John has extensive finance, strategy, digital, property and retail experience. He joined WPP from J Sainsbury plc where he was CEO of Sainsbury’s Argos, and was previously CFO of J Sainsbury plc, responsible for business strategy, new business development, Sainsbury’s Online and Sainsbury’s Bank, in addition to its core finance functions. John is a member of The Prince’s Advisory Council for Accounting for Sustainability and sits on the Retail Sector Council, which acts as a point of liaison between the UK government and retail sector. John is an Independent Non-Executive Director of Grab Holdings Limited, a technology company listed on NASDAQ.
External appointments: Member, The Prince’s Advisory Council for Accounting for Sustainability; Member, Retail Sector Council; Independent Non-Executive Director, Grab Holdings Limited.
It was announced in November 2022 that John Rogers would step down from the Company and be succeeded by Joanne Wilson, which will take effect immediately following the announcement of the Company's 2023 First Quarter Trading Update.
Nicole Seligman, Age 66: Senior Independent Director, Non-Executive Director. Nicole Seligman was appointed as a Director on 1 January 2014. Nicole is a global business leader and an internationally recognised lawyer. She brings to the Board analytical skills, in-depth knowledge of public company corporate governance and a comprehensive understanding of media and business issues. Nicole was previously President of Sony Entertainment, Inc. and global General Counsel for Sony Corporation. Prior to that, as a partner at law firm Williams & Connolly, Nicole represented key public figures and major media and other companies in complex litigation.
She is a Magna Cum Laude graduate of both Harvard College and Harvard Law School.
External appointments: Non-Executive Director, Paramount Global; Non-Executive Director, MeiraGTx Holdings plc; Non-Executive Director, Far Peak Acquisition Corporation; Vice Chair and Officer, Schwarzman Animal Mexican Center.
Nicole will retire from the Board at the 2023 AGM.
Angela Ahrendts DBE, Age 62: Non-Executive Director. Angela Ahrendts DBE was appointed as a Director on 1 July 2020. Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail at Apple, Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President

of Donna Karan International, Inc. Angela was a member of the UK Prime Minister’s Business Advisory Council from 2010 to 2015.
External appointments: Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, Charity: water, Imagine and The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board.
Simon Dingemans, Age 59: Non-Executive Director: Simon Dingemans was appointed as a Director on 31 January 2022. Simon has extensive business, capital markets, corporate finance and governance experience, and is currently a Senior Advisor at global investment firm The Carlyle Group. He was previously CFO of GlaxoSmithKline plc. Prior to GSK, Simon worked in investment banking at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner for 10 years as a leader of its European M&A business and Head of UK Investment Banking. Simon is Chairman of Genomics plc and previously served as Chairman of the Financial Reporting Council and as Chairman of the 100 Group. Simon has a master’s degree in geography from Oxford University.
External appointments: Chairman, Genomics plc; Senior Advisor, The Carlyle Group.
Sandrine Dufour, Age 56: Non-Executive Director. Sandrine Dufour was appointed as a Director on 3 February 2020. Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. Sandrine is currently CFO of UCB, a global pharmaceutical company. Previously she was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.
External appointments: Chief Financial Officer, UCB.
Tarek Farahat, Age 58: Non-Executive Director. Tarek Farahat was appointed as a Director on 11 October 2016. Tarek has extensive leadership and brand-building experience gained in leading businesses in the Americas, Europe, Middle East and Africa. He worked for Procter & Gamble for over 26 years, where his last position was President of Procter & Gamble Latin America and member of the Global Leadership Council. Tarek was previously Chairman of JBS S.A. and a board member of Pilgrim’s Pride Corporation and Alpargatas. Tarek is currently a strategic advisor, consultant and partner for companies in the consumer goods, fintech and healthcare sectors.
Tarek is a graduate of the American University in Cairo, Faculty of Commerce and Finance.
External appointments: Chairman and Co-Founder, GoPublic and Ponto-e.
Tarek will step down from the Board following the conclusion of the Company’s 2023 Annual General Meeting.
Tom Ilube CBE, Age 59: Non-Executive Director. Tom Ilube CBE was appointed as a Director on 5 October 2020. Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. He is Chair of the Rugby Football Union (RFU) and CEO of Crossword Cybersecurity plc. Tom was previously Managing Director of Consumer Markets at Callcredit Information Group. Prior to Callcredit, Tom founded and was CEO of Garlik, an identity protection company. Tom has honorary doctorates from City, University of London, Coventry University, Portsmouth University and the University of Wolverhampton, and is an Honorary Fellow of both Jesus College and St Anne’s College, Oxford. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.
External appointments: Founder and CEO, Crossword Cybersecurity plc; Chair, Iternal Limited (previously known as Deathio Ltd); Founder and Chair, African Gifted Foundation; Chair, The Rugby Football Union (RFU).
Cindy Rose OBE, Age 57: Non-Executive Director. Cindy Rose OBE was appointed as a Director on 1 April 2019. Cindy has extensive experience as a leader in the technology and media sectors, and brings exceptional knowledge of the role technology plays in business transformation. She was appointed Chief Operating Officer for Microsoft Global Enterprise in March 2023. Prior to this, Cindy was President of Microsoft Western Europe, and also CEO of Microsoft UK. She has also held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media.
She spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group.
Cindy is a graduate of Columbia University and New York Law School.
External appointments: Chief Operating Officer, Microsoft Global Enterprise; Advisory Board Member, Imperial College Business School in London and McLaren.

Keith Weed CBE, Age 61: Non-Executive Director. Keith Weed CBE was appointed as a Director on 1 November 2019. Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever’s sustainability programme. Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received The Drum’s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.
External appointments: Non-Executive Director, J Sainsbury plc; Trustee Director, Business in the Community; Board Trustee Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Bain Capital, Alix Partners; Advisory Board Member, i-Genie and McLaren.
Jasmine Whitbread, Age 59: Non-Executive Director. Jasmine Whitbread was appointed as a Director on 1 September 2019. Jasmine’s experience spans marketing, technology, finance, media, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP’s client sectors to the Board. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously a Non-Executive Director of BT Group plc.
External appointments: Chair of the Board, Travis Perkins plc; Non-Executive Director, Standard Chartered plc; Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University.
Jasmine will step down as Non-Executive Director of Standard Chartered plc at its 2023 AGM.
Dr. Ya-Qin Zhang, Age 57: Non-Executive Director. Ya-Qin Zhang was appointed as a Director on 1 January 2021. Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited and ChinaSoft International Limited. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research.
External appointments: Non-Executive Director, AsiaInfo Technologies Limited and ChinaSoft International Limited; Chair Professor, AI Science and Founding Dean, Institute for AI Industry Research,Tsinghua University.
Joanne Wilson, Age 47, Chief Financial Officer Designate. Joanne Wilson will join the Board and become CFO designate on 19 April 2023 and succeed John Rogers as CFO immediately following the announcement of the Company’s 2023 First Quarter Trading Update. Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joins WPP from Britvic where she is currently Chief Financial Officer. Prior to this, Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of Dunnhumby, a global leader in customer data science. Joanne began her career at KPMG, where she qualified as a Chartered Accountant and spent three years in Hong Kong.
External appointments: Non-Executive Director, Informa plc (LSE:INF).
The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2023 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.
B. Compensation
Directors’ Compensation
For the fiscal year ended 31 December 2022 the aggregate compensation paid by WPP to key management personnel of WPP for services in all capacities was £60.6 million. Key management personnel comprises the Board and the Executive Committee. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £1.1 million was set aside and paid in the last fiscal year to provide pensions and other post-retirement benefits for key management personnel of WPP.
Executive Directors’ total compensation received
Single total figure of remuneration

2022	Base salary	Benefits[1]	Pension[2]	Short-term incentive[3]		Long-term incentive[4]	Total annual compensation
	£000	£000	£000	Cash £000	Deferred £000	£000	£000
Mark Read	1,061	36	125	1,437	958	3,065	6,682
John Rogers	762	32	76	917	611	1,994	4,392
1Benefits provide an annual fixed and non-itemised allowance to enable the executive to procure benefits to enable them to undertake their role and ensure their wellbeing and security. In addition to the allowance received, the values disclosed include the value of expenses related directly to attendance at Board meetings. The expenses for Mark Read and John Rogers were £1,347 and £2,169 respectively. These values include the grossed-up cost of UK income tax and national insurance paid by the Company on behalf of the Directors.
2Pension is provided by way of contribution to a defined contribution retirement arrangement, a cash allowance, or a combination of the two determined as a percentage of base salary. In line with the plan to reduce Mark Read's pension to ensure alignment with the wider workforce by the end of the Policy period, the final reduction was made to reduce his pension to 10% of base salary during 2022. John Rogers' pension has been at 10% of base salary since appointment. Contributions/allowances are as follows (as % of base salary): CEO—10% and CFO—10%.
3In respect of the 2022 short-term incentive awards, 40% will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral period. STIP is subject to the malus and clawback policy as may be amended from time to time.
4Long-term incentive includes the value of the 2020 Executive Performance Share Plan (EPSP) awards where the three-year performance period was completed at the end of 2022 with a combined vesting value of £5,059. Long-term incentive also includes the value of the 2018 EPSP awards where the five-year performance period closed in 2022 with a vesting value of £nil.
Vesting of 2018 – 2022 EPSP awards
Vesting of the 2018 EPSP awards was dependent on performance against three measures, all assessed over a five-year period, which include relative Total Shareholder Returns (TSR), Earnings Per Share (EPS) growth and average annual Return On Equity (ROE). Performance against all three measures was below the threshold required for vesting.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2018-2022 EPSP awards 000
Mark Read	396,617	—	—	n/a	£—
Vesting of 2020 – 2022 EPSP awards
Vesting of the 2020 EPSP awards was dependent on performance against three measures, all assessed over a three-year period, which include relative Total Shareholder Returns (TSR), Cumulative Adjusted Free Cash Flow (AFCF), and Average Return On Invested Capital (ROIC). The performance against ROIC and AFCF was above maximum for the performance period, resulting in maximum vesting for those elements of the award. The relative TSR was below threshold on both a local and common currency basis resulting in zero vesting for the TSR element and a total formulaic vesting of 66.67% for the award.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting[1]	Value of vested 2020-2022 EPSP awards[1] 000
Mark Read	460,464	21,637	328,628	£9.3278	£3,065
John Rogers	299,554	14,075	213,787	£9.3278	£1,994
1The share price increased 25.86% between the grant and vest dates for this award. £629,914 and £409,787 of the total value of vested shares for the CEO and CFO respectively is attributable to share price appreciation.
Outstanding share-based awards
The table below shows outstanding shares at 31 December 2022. ESAs (Executive Share Awards) are granted under the WPP Stock Plan 2018. This is the stock component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (Executive Performance Share Plan) are subject to performance measures over the period stated below. Dividend shares accrue on these awards.

	Award type	Grant date	Performance period	Share price on grant date	Number of shares granted
						Vesting date
Mark Read[1]	ESA	10.05.22	n/a	£9.522	109,220	10.03.2024
	EPSP	06.12.18	01.01.18-31.12.22	£8.604	396,617	15.03.2023
	EPSP	24.09.19	01.01.19-31.12.23	£10.035	340,059	15.03.2024
	EPSP	24.11.20	01.01.20-31.12.22	£7.411	460,464	15.03.2023
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	369,278	15.03.2024
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	384,746	15.04.2025
John Rogers[1]	ESA	10.05.22	n/a	£9.522	69,943	10.03.2024
	EPSP	24.11.20	01.01.20-31.12.22	£7.411	299,554	15.03.2023
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	240,233	15.03.2024
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	210,586	15.04.2025
1EPSP awards made to Mark Read and John Rogers are in the form of nil-cost options and expire three months after the vesting date.
Non-Executive Directors’ total compensation received
The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

	Fees £000	Benefits £000	Total £000
	2022	2022	2022
Roberto Quarta	525	32	557
Angela Ahrendts[1]	103	42	145
Jacques Aigrain, retired 24 May 2022	58	9	67
Simon Dingemans, appointed 31 January 2022	97	6	103
Sandrine Dufour[1]	140	6	146
Tarek Farahat	105	18	123
Tom Ilube	135	7	142
Cindy Rose	125	5	130
Nicole Seligman	155	24	179
Sally Susman, retired 24 May 2022	42	15	57
Keith Weed	125	7	132
Jasmine Whitbread	135	5	140
Dr. Ya-Qin Zhang[1]	93	20	113
1Angela Ahrendts joined the Nomination and Governance Committee in March 2022; Dr. Ya-Qin Zhang joined the Sustainability Committee in March 2022. Sandrine Dufour took on the role of Chair of the Audit Committee during 2022.
Past Directors
No payments were made to past directors during the year.
The full Directors’ Compensation Policy can be found at http://www.wpp.com/investors/corporate-governance.

C. Board Practices

Board attendance table
	Board	Audit Committee	Compensation Committee
Total number of scheduled meetings	6	9	5
Members
Roberto Quarta	6		5
Mark Read	6
John Rogers	6
Angela Ahrendts	6
Simon Dingemans – appointed on 31 January 2022	6	8(8)
Sandrine Dufour	6	9	5
Tarek Farahat	6	8
Tom Ilube	6	9	5
Cindy Rose	6	8	5
Nicole Seligman	6		5
Keith Weed	6
Jasmine Whitbread	6		5
Dr. Ya-Qin Zhang	6
Former Directors who served for part of the year
Jacques Aigrain – retired on 24 May 2022	3(3)	4(4)	2(2)
Sally Susman – retired on 24 May 2022	3(3)
Number of ad-hoc meetings	5		5
For Directors who served for part of the year, the number in brackets denote the number of meetings the Directors were eligible to attend.
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
Re-election
The Chairman, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. With only specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States' standards, which is nine years. Nicole Seligman and Tarek Farahat will not stand for re-election at the AGM in 2023. With the exception of Joanne Wilson, who is standing for election for the first time, all other Directors will stand for re-election at the AGM with the support of the Board. The Non-Executive Directors’ letters of appointment are available for inspection at the Company’s registered office.
Service contracts
The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
John Rogers	27 January 2020	12 months

The Executive Directors’ service contracts are available for inspection at the Company’s registered office and head office. Joanne Wilson's contract also includes a 12 months' notice period that will be effective from her commencement of employment.
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

Other Compensation Committee discretions not set out above
Leaver status: the Compensation Committee has the discretion to determine an Executive Director’s leaver classification considering the guidance set out within the relevant plan rules.
Settlement agreements: the Compensation Committee is authorised to reach settlement agreements with departing Executive Directors, informed by the default position set out above.
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

Appointments to the Board
The Chairman and Non-Executive Directors are not eligible to receive any variable pay. Fees for any new Non-Executive Directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new Chair, the Compensation Committee has the discretion to set fees considering a range of factors including the profile and prior experience of the candidate and external market data.
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
Compensation Committee
During 2022, there were five scheduled and five unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 31.
The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 40) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
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
Advisors to the Compensation Committee
The Compensation Committee invites certain individuals to attend meetings, including the Chief Executive Officer, Chief Financial Officer, the Company Secretary, the Chief People Officer (who are not present when matters relating to their own compensation or contracts are discussed and decided) and the Global Reward Director. The latter two individuals provide a perspective on information reviewed by the Compensation Committee and are a conduit for requests for information and analysis from the Compensation Committee’s external advisors.
External advisors
The Committee retains WTW to act as independent advisor. WTW provides advice to the Compensation Committee and works with management on matters related to our compensation policy and practices. WTW is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage WTW as advisor at a local level. In 2022, WTW received fees of £147,570 in relation to the provision of advice to the Committee. The Committee receives external legal advice, where required, to assist it in carrying out its duties.
Changes in Executive Directors
It was announced in 2022 that John Rogers would step down as Chief Financial Officer. Mr. Rogers will be succeeded by Joanne Wilson, following the announcement of the Company's 2023 First Quarter Trading Update.
John Rogers will be treated in accordance with WPP’s shareholder-approved Directors’ Compensation Policy for the remaining term of his employment. He was eligible to receive a STIP award (cash and ESA) for the 2022 financial year. He will not receive a STIP or other incentive award for the 2023 financial year. Any outstanding ESA awards will vest on a pro rata basis. All long-term incentive (EPSP) awards which are unvested at the point that John leaves WPP will lapse in full. No further EPSP awards will be granted. John will be subject to post-employment shareholding requirements as set out in the Policy.
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
Committee responsibilities and key areas of focus in 2022
The Committee’s principal responsibilities under its terms of reference include:
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
The key areas of focus for 2022 included:
•continuing to provide oversight of the financial reporting process and integrity of the financial statements;
•monitoring the role and performance of the Risk and Controls Group, against its objectives including for the continuous improvement of the control environment;
•considering the identification and review of emerging risks, including ongoing macroeconomic uncertainty, global climate change and sustainability and associated impacts to the regulatory landscape;
•reviewing headline cybersecurity risks and vulnerability management capabilities;
•overseeing initial audit transition activities, following the Board's decision, subject to shareholder approval, to appoint PricewaterhouseCoopers LLP (PwC) as external auditor from the Company's 2024 financial year onwards;
•ongoing monitoring of the business integrity programme, including oversight of whistleblower reports;
•monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function; and
•providing recommendations to the Board to extend the share buyback programme.
Other reviews undertaken in 2022 by the Committee included:
•Group tax strategy, performance and drivers of the Group’s effective tax rate;
•reports on any actual or potential material litigation;
•Group Treasury performance and risk management;
•reports on UK corporate reporting and audit reform initiatives;
•supply chain finance;
•enterprise risk management and the risk management framework;
•procurement organisational design; and
•reports on data protection and data privacy.
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

The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2022 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company’s position and performance, business model and strategy.
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
The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management’s implementation of recommendations. On a quarterly basis this includes key themes from internal audit’s work. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.
The annual internal audit plan includes assurance over the Group's transformation activities, other key projects and initiatives, and audits of key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The team continued to operate successfully remotely and have recommenced limited international travel in some regions to deliver audit work.
We are satisfied that the scope, extent, and effectiveness of internal audit work are appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.
Risk Management and Internal Control
The Board has overall responsibility for setting the Company’s risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2022, was responsible for monitoring and reviewing the effectiveness of the Company’s approach to risk management and the internal control framework.
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
An assessment of the principal risks and uncertainties facing the Company can be found on pages 2 to 6. In fulfilling its responsibilities, the Committee received reports throughout 2022 to enable evaluation of the control environment and risk management framework.
Internal Controls over Financial Reporting
The Committee carried out in-depth reviews of the Group’s internal controls over financial reporting, with a focus on monitoring and compliance with Section 404 of the Sarbanes-Oxley Act.
During 2022, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit on the effectiveness of the internal controls and being provided frequent updates of the status of and reviewing the conclusions of management’s assessment of internal control over financial reporting. Management’s assessment was based on the internal audit testing plan reviewed by the Committee in early 2022, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management evaluated all internal control deficiencies identified throughout the Group both individually and, in the aggregate, to conclude on the effectiveness of the Group’s internal control framework and reported these conclusions to the Committee.
Business Integrity
During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns. The Committee received regular updates on the Company’s systems and controls for ethical behaviour, which included matters reported on the Company’s Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year the Committee was satisfied that the Right to Speak helpline arrangements are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.
Terms of reference
The Committee’s terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 1 February 2023. A copy of the Committee’s terms of reference is available on the Company’s website at http://www.wpp.com/investors/corporate-governance.
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
Audit Tender
In last year’s report, we advised shareholders that after the conclusion of a competitive audit contract tender and for purposes of compliance with applicable auditor rotation rules, the Board appointed, upon the Committee’s recommendation, PricewaterhouseCoopers LLP (PwC) as the Company’s new independent auditor commencing with the audit of the Company’s 2024 financial year. PwC’s appointment remains subject to shareholder approval to be obtained at the Company’s 2024 AGM. Deloitte was re-elected at our 2022 AGM, will be proposed for re-election at our 2023 AGM, and will continue in office until they complete the audit for the financial year ending 31 December 2023.
A transition governance group (Governance Group) was established during 2021. It is led by the Group Finance Director and includes representation from WPP, PwC, and Deloitte. Ten workstream teams, consisting of members from both WPP and PwC, have coordinated during 2022 to ensure all aspects of the transition are proactively managed. The workstreams have provided regular updates to the Governance Group, which in turn provided quarterly updates to the Committee. This has supported the Committee in overseeing the initial audit transition activities from Deloitte to PwC to ensure that:
•Deloitte continues to discharge its auditing responsibilities effectively to the end of its time in office
•PwC takes the necessary steps to ensure that it is independent of the Company and fully mobilised by the time it begins audit planning activities (including shadowing Deloitte’s 2023 audit) at an appropriate juncture in 2023. It is anticipated that PwC will be independent by early Q2 2023
Effectiveness and Independence of the External Auditor
In 2022, the Committee evaluated the effectiveness of the external audit process through its ongoing review of the external audit planning process and discussions with key members of the Company’s finance team.
The Committee also considered:
•A report from Deloitte confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent, and mitigation actions to safeguard Deloitte’s independence such as the operation of the Non-Audit Services Policy; and
•The Audit Quality Review's 2021/22 Audit Quality Inspection Report on Deloitte and the actions taken by Deloitte to address the findings in that report.
Deloitte attended all Committee meetings in 2022 and met the Committee at least once without executive management present.
Overall, the Committee concluded that:
•It continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence
•Deloitte possesses the skills and experience required to fulfil its duties, there was constructive challenge and appropriate scepticism where necessary to ensure balanced reporting and the audit for the year ended 31 December 2022 was effective

Appointment of External Auditor at General Meeting
The Committee has recommended to the Board, and the Board has approved that Deloitte should be reappointed as auditor. Resolutions will be put to the 2023 Annual General Meeting proposing the reappointment of Deloitte and to authorise the Audit Committee to determine the auditor’s remuneration.
Non-Audit Services
To preserve objectivity and independence, Deloitte is not asked to provide other services unless it is in the best interests of the Company, in accordance with the Non-Audit Services Policy that sets out the circumstances and financial limits within which Deloitte is permitted to provide certain non-audit services.
All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, Deloitte received £36.9 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by Deloitte amounted to fees of £1.1 million this year, which amounted to 3% of the total audit fees paid.
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
The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative picture of performance by excluding significant, non-recurring or volatile items otherwise included in the reportable figures. The Committee reviewed management’s judgements relating to restructuring and transformation costs, with particular focus on the continued rollout of the Group’s ERP system and other ongoing transformation projects, including IT transformation, shared service centres and campus co-locations and right-of-use asset impairments. The Committee was satisfied that excluding these amounts from headline profit measures was reasonable and that it had been disclosed appropriately.

Going concern The going concern assessment and viability statement.
The Committee reviewed the scenarios modelled by management and assessed management’s view that the likelihood of declines of over 28% of revenue less pass-through costs compared to 2022 was remote. The Committee has considered and concurs with management’s going concern, viability and forecasting assumptions. See pages 19 to 20 for the discussion on going concern.

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
The Committee examined management’s valuations, based on input from external advisors, forecasts, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee considered the valuations and agreed that these were appropriate based on the information available to the Group.

Board Performance Evaluation
Each year, WPP completes a review of the Board and its Committees to monitor their effectiveness and identify improvement opportunities.
The 2022 evaluation was internally facilitated by the Senior Independent Director. The review comprised a questionnaire and discussions with each member of the Board based on a number of themes, including the Board’s leadership, development and effectiveness and how the Board was working as a whole, performance and strategy including key challenges, risks and opportunities for WPP over the longer term and alignment of leadership skills, experience and expertise against them, stakeholder insights and broader additional areas of future focus.
The conclusions of the 2022 review were positive, confirming that the Board continues to operate effectively with strong leadership and a continual enhancement of skills and experience. The relationships among the Chairman, the Senior Independent Director, Non-Executive Directors and the Executive Directors remained of a high quality. Previous evaluation recommendations had been implemented effectively and the Board’s strategic stewardship of key matters remained strong.
D. Employees
The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. Excluding all employees of associated undertakings, the number of employees at the end of 2022 was 115,473 (2021: 109,382, 2020: 99,830). The average number of employees, including the Kantar disposal group up to the date of disposal, for the year ended 31 December 2022 was 114,129 compared to 104,808 and 104,163 in 2021 and 2020, respectively.
Their geographical distribution was as follows:

	2022	2021	2020
North America	23,740	21,764	21,524
United Kingdom	12,490	10,995	10,670
Western Continental Europe	22,717	21,514	21,551
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	55,182	50,535	50,418
	114,129	104,808	104,163
Their reportable segment distribution was as follows:

	2022	2021	2020
Global Integrated Agencies	97,288	89,701	88,406
Data Investment Management	—	—	1,341
Public Relations	8,125	7,121	6,810
Specialist Agencies	8,716	7,986	7,606
	114,129	104,808	104,163
We support the rights of our people to join trade unions and to bargain collectively, although trade union membership is not particularly widespread in our industry. In 2022, around 4% of our employees were either members of a trade union or covered by a collective bargaining agreement (2021: 4%). We held 220 consultations with works councils, mainly in Europe (2021: 268).
During 2022, we have made around 3,300 redundancies, largely as part of our transformation programme, as we merged and restructured some agencies. We consulted with our employees as appropriate and supported affected people through our Employee Assistance Programme which included outplacement in appropriate cases. Through our internal talent marketplace we try to ensure any open roles are filled by employees who have the right skills before recruiting for those roles externally.
E. Share Ownership
Executive Directors’ interests
Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each

Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2022, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 1,211,974 shares in the Company (5,803,641 in 2021).

Director		Total beneficial interests	Shares without performance conditions (unvested)[1]	Shares with performance conditions (unvested)[2,3]	Total unvested shares
Mark Read	At 31 December 2022	566,060	109,220	1,951,164	2,060,384
	At 16 March 2023[4]	739,923	109,220	1,094,083	1,203,303
John Rogers	At 31 December 2022	391,715	69,943	750,373	820,316
	At 16 March 2023[4]	391,715	69,943	450,819	520,762
1For Mark Read, shares due pursuant to 2021 Executive Share awards. Additional dividend shares will be due on vesting.
2Maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on page 29. Additional dividend shares will be due on vesting.
3As noted in footnote 2 above, reduced by the maximum due under the 2018 EPSP award, which lapsed on 15 March 2023, and the 2020 EPSP, which vested on 15 March 2023 (full details can be found on pages 29 and 30).
4Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.
Share ownership requirements
As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The Chief Executive Officer and Chief Financial Officer are required to hold shares to the value of 600% and 300% of base salary respectively. Both Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.
As at 31 December 2022, the Chief Executive Officer held shares to the value of 439% of his base salary. At the same date, the Chief Financial Officer held shares to the value of 418% of his base salary. This was calculated based on the average share price for the last two months of the year.
Non-Executive Directors’ interests
Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2022[1]	Total interests at 16 March 2023[2]
Roberto Quarta	87,500	87,500
Angela Ahrendts	12,571	12,571
Jacques Aigrain, retired 24 May 2022	34,000	n/a
Simon Dingemans, appointed 31 January 2022	6,000	6,000
Sandrine Dufour	15,000	15,000
Tarek Farahat	3,775	3,775
Tom Ilube	6,335	6,335
Cindy Rose	8,000	8,000
Nicole Seligman	8,750	8,750
Sally Susman, retired 24 May 2022	5,000	n/a
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	—	10,000
1Or at date of retirement if retired during the year.
2Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.
F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As of the dates shown below, the table below shows the holdings of major shareholders in the Company’s issued ordinary share capital in accordance with the Disclosure Guidance and Transparency Rules (DTRs) notified to the Company.

		16 March 2023[1]		25 March 2022[1]		23 April 2021[1]
BlackRock Inc.	7.60%	81,425,118	7.49%	84,105,596	8.04%	98,039,240
Silchester International Investors LLP	5.03%	54,288,349	*	*	*	*
*The Company has not been notified of any interests in the issued ordinary capital of the Company in excess of 5.0%.
1Interests as at date of notification.
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
The number of outstanding ordinary shares at 31 December 2022 was 1,070,937,343 which included at such date the underlying ordinary shares represented by 13,194,294 ADSs. 225 share owners of record of WPP ordinary shares were US residents at 31 December 2022.
The geographic distribution of our share ownership as at 31 December 2022 is presented below:

United Kingdom	30.5%
United States	37.2%
Rest of world	32.3%
Total	100.0%

B. Related Party Transactions
The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.
In the year ended 31 December 2022, revenue of £88.3 million (2021: £117.2 million) was reported in relation to Compas, an associate in the USA, and revenue of £42.7 million (2021: £11.3 million) was reported in relation to Kantar. All other transactions in the periods presented were immaterial.
The following amounts were outstanding at 31 December:

	2022	2021
	£m	£m
Amounts owed by related parties
Kantar	26.1	30.3
Other	62.4	45.7
	88.5	76.0
Amounts owed to related parties
Kantar	(10.5)	(6.2)
Other	(65.2)	(51.4)
	(75.7)	(57.6)
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
The Depositary held 65,971,470 ordinary shares as at 31 December 2022, approximately 6.16% of the outstanding ordinary shares, represented by 13,194,294 outstanding ADSs.
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

C. Material Contracts
The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the WPP Group as at the date of this Form 20-F:
(i) On 7 September 2012, WPP Finance 2010 issued US$300,000,000 5.125% guaranteed senior notes due September 2042. These notes were issued under the Indenture dated as at 2 November 2011, described above, as supplemented by the Third Supplemental Indenture, dated as at 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the Guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the Guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the Guarantors referred to above in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $28,422,000 5.125% guaranteed senior notes due September 2042. In May 2019, WPP Finance 2010 repurchased and cancelled $178,744,000 5.125% guaranteed senior notes due September 2042;
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
A WPP Share Owner resident outside the UK may be subject to taxation on dividend income under local law. A WPP Share Owner who is not solely resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities (in the UK and any other country) on dividends received from WPP. For UK tax years up to and including 6 April 2022 to 5 April 2023, UK tax resident individuals receive a Dividend Allowance in the form of a 0% tax rate on the first £2,000 of dividend income received. The UK Government has announced that the Dividend Allowance will be cut to £1,000 for the tax year 6 April 2023 to 5 April 2024, and for the tax year 6 April 2024 to 5 April 2025 it will be cut further to £500.
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
Income Tax
(a) WPP
Under the Jersey Income Tax Law, WPP will be regarded as either:
(i)not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case WPP will not (except as noted below) be liable to Jersey income tax; or
(ii)resident in Jersey and will fall under Article 123C of the Jersey Income Tax Law, in which case WPP (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0 percent.
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
Sale or other disposition
Upon a sale or other disposition of WPP Shares or WPP ADSs (other than an exchange of WPP ADSs for WPP Shares), a US Holder generally will recognise a capital gain or loss equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the WPP Shares or WPP ADSs. This capital gain or loss will generally be US sourced and will be a long-term capital gain or loss if the US Holder’s holding period in the WPP Shares or WPP ADSs exceeds one year. However, regardless of a US Holder’s actual holding period, any loss may be a long-term capital loss if the US Holder receives a dividend that exceeds 10% of the US Holder’s tax basis in its WPP Shares or WPP ADSs and to the extent such dividend qualifies for the reduced rate described above under the section entitled “Tax on Dividends”. Deductibility of capital losses is subject to limitations.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
The Registrant intends to submit the Annual Report to security holders in electronic format on 23 March 2023, in accordance with the EDGAR Filer Manual.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2022 is estimated to be a net liability of £52.3 million (£5.7 million with respect to derivative assets and £58.0 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.
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
Depositary Payments—Fiscal Year 2022
WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2022.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2022. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as at 31 December 2022.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2022. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment of the system of internal control, management concluded that as at 31 December 2022, our internal control over financial reporting was effective.
The Company's internal control over financial reporting as at 31 December 2022 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company's consolidated financial statements. Their audit report is presented below.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as of 31 December 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2022, of the Company and our report dated 23 March 2023, expressed an unqualified opinion on those financial statements.
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
23 March 2023

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The audit committee consisted of Simon Dingemans, Sandrine Dufour, Tarek Farahat, Tom Ilube, and Cindy Rose at 31 December 2022. The Board has determined that Sandrine Dufour is the audit committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans and Tarek Farahat, have recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code. The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended.
See the biographies of Simon Dingemans, Sandrine Dufour, and Tarek Farahat in Item 6A of this Annual Report on Form 20-F.

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2022	2021
	£m	£m
Audit fees[1]	36.9	31.9
Audit-related fees[2]	0.4	0.4
All other fees[3]	0.6	1.4
Tax fees[4]	0.1	—
	38.0	33.7
1Includes fees in respect of the audit of internal control over financial reporting.
2Audit-related fees are in respect of the review of the interim financial information. All audit-related fees were approved by the Audit Committee.
3All other fees include audits for earnout purposes and other agreed upon procedures and were approved by the Audit Committee.
4Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by the Audit Committee.
See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2022, 2021 and 2020.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by Deloitte subject to an approvals process that is designed appropriately for different categories and values of proposed work. All of the audit and non-audit services carried out in the years ended 31 December 2022 and 2021 were pre-approved under the policies and procedures summarised above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
At the Annual General Meeting of WPP plc on 9 June 2021 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 121,258,871 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 24 May 2022 and was replaced by a new authority to purchase up to a maximum number of 112,249,376 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2023 and 1 September 2023.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
1/1/22 – 31/1/22	8,344,768	11.62	8,344,768	57,957,417
1/2/22 – 28/2/22	3,399,313	11.81	3,399,313	54,558,104
1/3/22 – 31/3/22	26,448,131	10.13	26,448,131	28,109,973
1/4/22 – 30/4/22	16,430,023	10.00	16,430,023	11,679,950
1/5/22 – 31/5/22	11,650,487	9.54	11,650,487	109,783,019
1/6/22 – 30/6/22	—	—	—	109,783,019
1/7/22 – 31/7/22	—	—	—	109,783,019
1/8/22 – 31/8/22	—	—	—	109,783,019
1/9/22 – 30/9/22	7,069,423	7.75	7,069,423	102,713,596
1/10/22 – 31/10/22	1,600,000	7.56	1,600,000	101,113,596
1/11/22 – 30/11/22	13,838,632	8.33	13,838,632	87,274,964
1/12/22 – 31/12/22	—	—	—	87,274,964
Total	88,780,777	9.72	88,780,777

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The Board is responsible for proposing the independent external auditor for election by the shareholders, on recommendation from the Audit Committee. Deloitte LLP (Deloitte) was appointed independent external auditor of the Company in 2002 and is not permitted to be reappointed as the Company’s independent external auditor after the Company’s 2023 fiscal year-end in light of mandatory auditor rotation rules.
In last year’s report, we advised shareholders that after the conclusion of a competitive audit contract tender and for purposes of compliance with applicable auditor rotation rules, the Board appointed, upon the Committee’s recommendation, PricewaterhouseCoopers LLP ("PwC") as the Company’s new independent auditor commencing with the audit of the Company’s 2024 financial year. PwC’s appointment remains subject to shareholder approval to be obtained at the Company’s 2024 AGM. Deloitte was re-elected at our 2022 AGM, will be proposed for re-election at our 2023 AGM, and will continue in office until they complete the audit for the financial year ending 31 December 2023.
In respect of fiscal years 2021 and 2022 and the subsequent interim period through 22 March 2023:
•Deloitte has not issued any reports on our consolidated financial statements or on the effectiveness of our internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.
•There has not been any disagreement with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreement, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or
•There has not been any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.
We have provided Deloitte with a copy of the foregoing disclosure and have requested that the firm furnish us with a letter addressed to the US Securities and Exchange Commission stating whether Deloitte agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of Deloitte’s letter, dated 23 March 2023, in which Deloitte stated that the firm agrees with such disclosure, is filed as Exhibit 16.1.
During fiscal years 2021 and 2022, and the subsequent interim period through 22 March 2023, we did not consult with PwC regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither was a written report or oral advice provided to us by PwC that PwC concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or reportable event as described in Item 16F(a)(1)(iv) and (v), respectively, of Form 20-F.
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

•Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states how it complies with the principles of the Code and a confirmation that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, the Company is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. The Company will comply with these requirements in its 2022 Annual Report. The Company therefore does not adopt the elements of the Code as a separate written policy.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of WPP plc at 31 December 2022, 2021 and 2020 and for the years ending 31 December 2022, 2021 and 2020 are included in this Annual Report on Form 20-F beginning on page F-1.
ITEM 19. EXHIBITS

Exhibit No.	Exhibit Title

1.1	Memorandum and Articles of Association of WPP plc. (incorporated herein by reference to Exhibit 1.1 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2021).

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

2.11
Description of WPP plc Share Capital and American Depositary Shares (incorporated herein by reference to Exhibit 2.11 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2021).

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

2.14
U.S. $2,500,000,000 Revolving Credit Facility Supplemental Agreement dated 12 November 2021, by and among WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto (incorporated herein by reference to Exhibit 2.14 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2021).

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

4.26	WPP plc Executive Performance Share Plan.*

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.**

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.**

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

16.1	Letter from Deloitte LLP Regarding Change in Registrant’s Certifying Accountant.*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
 _________________
*    Filed herewith.
**    Furnished herewith.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ John Rogers
John Rogers Chief Financial Officer
23 March 2023

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of WPP plc and its subsidiaries (the “Company”) as of 31 December 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the three years in the period ended 31 December 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 23 March 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill — Refer to the Accounting Policies and Note 14 (Intangible assets) to the financial statements
Critical Audit Matter Description
The Company’s assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill to its carrying value at the measurement date. The recoverable amount is calculated as the higher of fair value less costs of disposal and value in use. The Company used the value in use approach, which uses a discounted cash flow model to estimate the recoverable amount of each cash generating unit or group of cash generating units and requires management to make significant estimates and assumptions related to discount rates, short-term cash flow forecasts and long-term growth rates. The net book value of goodwill was £8,453.4 million as of 31 December 2022.
We identified goodwill valuation as a critical audit matter because of the significant judgements made by management, which consider future impacts of the current economic uncertainty, to estimate the value in use of goodwill and the increased auditor judgement and level of audit effort required to obtain evidence to test these significant judgements, including the use of specialists. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at the relevant assessment date, which is used within the goodwill impairment analysis, are subjective in nature with increased uncertainty due to inflationary pressures, rising interest rates and global economic uncertainty. Through our risk assessment procedures, we identified those inputs that were the most sensitive in determining the value in use, which enabled us to design our audit procedures to focus on those estimates that are either complex, including the discount rate calculation, or subjective in nature, including the short-term forecasts and long-term growth rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures focused on challenging and evaluating the discount rate, short-term forecasts and long-term growth rates used in the discounted cash flow model to determine the value in use and included the following audit procedures, among others:
•We tested the effectiveness of controls over management's estimations of the short-term cash flow forecasts, discount rates and long-term growth rates used to determine the value in use.
•We assessed the appropriateness of forecasted revenue and operating margin growth rates by performing procedures such as comparing to external economic data, including peers, market data and wider economic forecasts, specifically assessing the impact of inflationary pressures and rising interest rates on the forecasts.
•We evaluated management’s ability to accurately forecast future revenues and growth rates by comparing actual results to management’s historical forecasts.
•With the assistance of our valuation specialists, we assessed the mechanical accuracy of the impairment model and the methodology applied by management for consistency with the requirements of IAS 36 Impairment of assets.
•With the assistance of our valuation specialists, we evaluated the appropriateness of the discount rates and long-term growth rates used by:
•Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation;
•Assessing the methodology applied in the discount rate calculation against market practice valuation techniques; and
•Assessing the long-term growth rates against independent market data and an independently derived weighted average rate for each country, based on their GDP forecasts.
•We evaluated the Company's disclosures on goodwill against the requirements of IFRS.

/s/ Deloitte LLP
Deloitte LLP
London, United Kingdom
23 March 2023
We have served as the Company’s auditor since 2002.

2022 financial statements
Accounting policies
The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2022 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2022.
Basis of preparation
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The financial statements have been prepared using the going concern basis of accounting. The principal accounting policies are set out below.
The financial statements were approved by the Board of Directors and authorized for issue on 23 March 2023.
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
New IFRS accounting pronouncements
The Group has elected to adopt the hedge accounting requirements of IFRS 9 Financial Instruments from 1 January 2022. The IFRS 9 hedge accounting requirements are applied prospectively, and all hedge arrangements in place at the point of transition are regarded as continuing hedging relationships under IFRS 9. Accordingly, prior year financial information is not required to be restated and remains as reported under IAS 39. Management have elected not to take the 'cost of hedging' approach, and instead the currency basis risk has been designated in the hedge relationships. There has been no significant impact on the financial statements as a result of the adoption of the hedge accounting requirements of IFRS 9, both at the point of transition and in the year ended 31 December 2022.
The Group has applied the following amendments for the first time for their annual reporting period commencing 1 January 2022:
–     Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16
–     Onerous Contracts - Cost of Fulfilling a Contract - Amendments to IAS 37
–Annual Improvements to IFRS Standards 2018-2020, and
–Reference to the Conceptual Framework - Amendments to IFRS 3.
The amendments listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and are not expected to significantly affect the future periods.
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
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, defined as the higher of fair value less costs of disposal and value in use. The net present value of future cash flows, to determine value in use, is derived from the

Accounting policies (continued)
underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.
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
Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. The effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, are accounted for as revisions to goodwill, as permitted by IFRS 3 Business Combinations.
Property, plant and equipment
Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value, where the recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:
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
The Group’s share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group’s share of net assets is shown within interests in associates and

Accounting policies (continued)
joint ventures in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.
The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value. The recoverable amount is defined as the higher of fair value less costs of disposal and value in use.
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
Non-current assets held for sale and discontinued operations
Under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, where certain conditions are met, an asset or disposal group that is for sale is recognised as “held for sale”. The Group has classified a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. Such assets are measured at the lower of carrying amount and fair value less costs of disposal, and are not depreciated or amortised, excluding certain assets that are carried at fair value under IFRS 5. Furthermore, when an associate is classified as held for sale, equity accounting ceases.
A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The profit or loss from a discontinued operation is shown as a single amount on the face of the income statement and the comparatives and related notes restated accordingly. This represents total post-tax profit of the disposal group for the whole of the financial year including any post-tax gain or loss on the measurement of fair value less costs of disposal, as well as the post-tax loss on sale of the disposal group. Assets and liabilities classified as held for sale are shown as a separate line on the balance sheet.
Accrued and deferred income
Accrued income is a contract asset, within the scope of IFRS 9 Financial Instruments, and is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables once the right to consideration becomes unconditional and billed per the terms of the contractual agreement.
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
Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-

Accounting policies (continued)
term nature of the Group’s trade receivables, work in progress and accrued income, which are mainly due from large national or multinational companies, the Group’s assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk.
The Group considers that the credit risk increased significantly since initial recognition when the credit rating changes, the debtor has significant financial difficulty or if there was a breach of contract. For balances that are beyond 180 days overdue it is presumed to be an indicator of a significant increase in credit risk.
Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group.
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
At inception of the hedge relationship, the Group documents the relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the fair values or cash flows of hedged items. Furthermore the Group documents its risk management objectives and its strategy for undertaking various hedge transactions.
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
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.
Derivatives embedded in other financial liabilities or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.
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

Accounting policies (continued)
Derecognition of financial liabilities
In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only removed from the statement of financial position when the underlying legal obligation is extinguished.
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
The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. As the contracts are generally short-term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred, where applicable.
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

Accounting policies (continued)
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
The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and able to be estimated, liabilities are classified as current. Any interest and penalties accrued are included in corporate income taxes both in the consolidated income statement and balance sheet. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.
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
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax is charged or credited in the consolidated income statement, except

Accounting policies (continued)
when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also recognised within other comprehensive income or equity. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the taxable profit nor the accounting profit.
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
Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Group is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.
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

Accounting policies (continued)
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
The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of use asset as a stand-alone asset for impairment when it either meets the definition of investment property which generates independent cash flows or it is vacant with minimal to no continued utility for the Group. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.
The property held by the Group as right-of-use assets to earn rentals is classified as investment property. The Group measures its investment property applying the cost model.
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
Hyperinflation in Argentina and Turkey
During 2022, 2021 and 2020, Argentina was designated as a hyperinflationary economy. In 2022, Turkey was designated as a hyperinflationary economy. The financial statements of the Group’s subsidiaries in Argentina and Turkey have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.
IAS 29 requires that the income statement is adjusted for inflation in the period and translated at the year-end foreign exchange rate and that non-monetary assets and liabilities on the balance sheet are restated to reflect the change in purchasing power caused by inflation from the date of initial recognition. In 2022, this resulted in an increase in goodwill of £82.6 million (2021: £23.9 million, 2020: £22.6 million), an increase in other intangibles of £16.3 million (2021: £7.6 million, 2020: £5.3 million), and an increase in property, plant and equipment of £41.5 million (2021: £20.3 million, 2020: £19.3 million). A consumer price index (CPI) of 1,134.6 was used at 31 December 2022 (2021: 582.5, 2020: 385.9) for Argentina. For Turkey, a CPI of 1,128.5 was used at 31 December 2022. The impact on other non-monetary assets and liabilities and the impact on the Group’s income statement in the year were immaterial.
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
The most significant area of estimation uncertainty is:
•Goodwill: the discounted cash flow methodology employed by the Group when testing for goodwill impairment requires estimates regarding operating margins and discount rates. Further details of the methodology, discount rates and estimates used in relation to the goodwill impairment, and sensitivities to these estimates are set out in note 14.

Consolidated income statement
For the years ended 31 December 2022, 2021, 2020

	Notes	2022		2021		2020
		£m		£m		£m
Continuing operations

Revenue	2	14,428.7		12,801.1		12,002.8
Costs of services	3	(11,890.1)		(10,597.5)		(9,987.9)
Gross profit		2,538.6		2,203.6		2,014.9
General and administrative costs	3	(1,180.4)		(974.6)		(4,293.0)
Operating profit/(loss)		1,358.2		1,229.0		(2,278.1)
(Loss)/earnings from associates - after interest and tax	4	(60.4)		23.8		(136.0)
Profit/(loss) before interest and taxation		1,297.8		1,252.8		(2,414.1)
Finance and investment income	6	145.4		69.4		82.7
Finance costs	6	(359.4)		(283.6)		(312.0)
Revaluation and retranslation of financial instruments	6	76.0		(87.8)		(147.2)
Profit/(loss) before taxation		1,159.8		950.8		(2,790.6)
Taxation	7	(384.4)		(230.1)		(127.1)
Profit/(loss) for the year from continuing operations		775.4		720.7		(2,917.7)

Discontinued operations
Profit for the year from discontinued operations	12	—		—		16.4

Profit/(loss) for the year		775.4		720.7		(2,901.3)

Attributable to
Equity holders of the parent:
Continuing operations		682.7		637.7		(2,971.6)
Discontinued operations		—		—		6.5
		682.7		637.7		(2,965.1)
Non-controlling interests:
Continuing operations		92.7		83.0		53.9
Discontinued operations		—		—		9.9
		92.7		83.0		63.8
		775.4		720.7		(2,901.3)

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	9	62.2	p	53.4	p	(242.5	p)
Diluted earnings per ordinary share	9	61.2	p	52.5	p	(242.5	p)

Earnings per share from continuing operations
Basic earnings per ordinary share	9	62.2	p	53.4	p	(243.0	p)
Diluted earnings per ordinary share	9	61.2	p	52.5	p	(243.0	p)
Note
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-68 form an integral part of this consolidated income statement.

Consolidated statement of comprehensive income
For the years ended 31 December 2022, 2021, 2020

	2022	2021	2020
	£m	£m	£m
Profit/(loss) for the year	775.4	720.7	(2,901.3)
Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations[1]	424.2	(143.0)	75.4
(Loss)/gain on net investment hedges	(141.5)	45.5	9.7
Cash flow hedges:[1]
Fair value gain/(loss) arising on hedging instruments	38.5	(38.0)	(5.9)
Less: (loss)/gain reclassified to profit or loss	(38.5)	38.0	5.9
Share of other comprehensive income/(loss) of associate undertakings	51.2	13.5	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(20.6)
	333.9	(84.0)	3.0
Items that will not be reclassified subsequently to profit or loss
Movements on equity investments held at fair value through other comprehensive income	(22.3)	(35.5)	(127.7)
Actuarial gain on defined benefit pension plans	16.6	14.3	2.0
Deferred tax on defined benefit pension plans	(7.4)	(3.0)	7.4
	(13.1)	(24.2)	(118.3)
Other comprehensive income/(loss) for the year	320.8	(108.2)	(115.3)
Total comprehensive income/(loss) for the year	1,096.2	612.5	(3,016.6)
Attributable to
Equity holders of the parent:
Continuing operations	988.3	539.8	(3,063.9)
Discontinued operations	—	—	(12.6)
	988.3	539.8	(3,076.5)
Non-controlling interests:
Continuing operations	107.9	72.7	50.5
Discontinued operations	—	—	9.4
	107.9	72.7	59.9
	1,096.2	612.5	(3,016.6)
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-68 form an integral part of this consolidated statement of comprehensive income.
1Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the Hedging Reserve and Translation Reserve of £38.0 million and £5.9 million, respectively. See note 28.

Consolidated cash flow statement
For the years ended 31 December 2022, 2021, 2020

	Notes	2022	2021	2020
		£m	£m	£m
Net cash inflow from operating activities[1]	11	700.9	2,029.0	2,050.6
Investing activities
Acquisitions[1]	11	(236.2)	(382.3)	(174.2)
Disposal of investments and subsidiaries	11	37.7	28.3	272.3
Purchases of property, plant and equipment		(208.4)	(263.2)	(218.3)
Purchases of other intangible assets (including capitalised computer software)		(14.9)	(29.9)	(54.4)
Proceeds on disposal of property, plant and equipment		12.9	8.7	11.2
Net cash outflow from investing activities		(408.9)	(638.4)	(163.4)
Financing activities
Repayment of lease liabilities		(309.6)	(320.7)	(300.1)
Share option proceeds		1.2	4.4	—
Cash consideration received from non-controlling interests	11	—	39.5	—
Cash consideration for purchase of non-controlling interests	11	(84.2)	(135.0)	(80.6)
Share repurchases and buybacks	11	(862.7)	(818.5)	(290.2)
Proceeds from issue of bonds	11	—	—	915.5
Repayment of borrowings	11	(220.6)	(397.1)	(282.7)
Financing and share issue costs		(0.2)	(0.4)	(7.1)
Equity dividends paid		(365.4)	(314.7)	(122.0)
Dividends paid to non-controlling interests in subsidiary undertakings		(69.5)	(114.5)	(83.3)
Net cash outflow from financing activities		(1,911.0)	(2,057.0)	(250.5)
Net (decrease)/increase in cash and cash equivalents		(1,619.0)	(666.4)	1,636.7
Translation of cash and cash equivalents		64.2	(130.1)	(99.2)
Cash and cash equivalents at beginning of year		3,540.6	4,337.1	2,799.6
Cash and cash equivalents at end of year	11	1,985.8	3,540.6	4,337.1
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-68 form an integral part of this consolidated cash flow statement.
1Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities. See note 11.

Consolidated balance sheet
At 31 December 2022, 2021

	Notes	2022	2021
		£m	£m
Non-current assets
Intangible assets:
Goodwill	14	8,453.4	7,612.3
Other	14	1,451.9	1,359.5
Property, plant and equipment	15	1,000.7	896.4
Right-of-use assets	13	1,528.5	1,395.1
Interests in associates and joint ventures	16	305.1	412.9
Other investments	16	369.8	318.3
Deferred tax assets	17	322.1	341.5
Corporate income tax recoverable		74.1	46.6
Trade and other receivables	18	218.6	152.6
		13,724.2	12,535.2
Current assets
Corporate income tax recoverable		107.1	90.4
Trade and other receivables	18	12,499.7	11,362.3
Cash and short-term deposits		2,491.5	3,882.9
		15,098.3	15,335.6
Current liabilities
Trade and other payables	19	(15,834.9)	(15,252.3)
Corporate income tax payable		(422.0)	(386.2)
Short-term lease liabilities	13	(282.4)	(279.7)
Bank overdrafts, bonds and bank loans	21	(1,169.0)	(567.2)
		(17,708.3)	(16,485.4)
Net current liabilities		(2,610.0)	(1,149.8)
Total assets less current liabilities		11,114.2	11,385.4
Non-current liabilities
Bonds and bank loans	21	(3,801.8)	(4,216.8)
Trade and other payables	20	(490.9)	(619.9)
Deferred tax liabilities	17	(350.8)	(312.5)
Provision for post-employment benefits	24	(137.5)	(136.6)
Provisions for liabilities and charges	22	(244.6)	(268.5)
Long-term lease liabilities	13	(1,928.2)	(1,762.1)
		(6,953.8)	(7,316.4)
Net assets		4,160.4	4,069.0
Equity
Called-up share capital	27	114.1	122.4
Share premium account		575.9	574.7
Other reserves	28	285.2	(335.9)
Own shares		(1,054.1)	(1,112.1)
Retained earnings		3,759.7	4,367.3
Equity shareholders’ funds		3,680.8	3,616.4
Non-controlling interests		479.6	452.6
Total equity		4,160.4	4,069.0
Note
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-68 form an integral part of this consolidated balance sheet.

Consolidated statement of changes in equity
For the years ended 31 December 2022, 2021, 2020

	Called- up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2020	132.8	570.3	(174.7)	(1,178.7)	8,576.2	7,925.9	371.4	8,297.3
Share cancellations	(3.2)	—	3.2	—	(281.2)	(281.2)	—	(281.2)
Treasury share allocations	—	—	—	0.6	(0.6)	—	—	—
(Loss)/profit for the year	—	—	—	—	(2,965.1)	(2,965.1)	63.8	(2,901.3)
Foreign exchange differences on translation of foreign operations[2]	—	—	79.3	—	—	79.3	(3.9)	75.4
Gain on net investment hedges	—	—	9.7	—	—	9.7	—	9.7
Cash flow hedges:[2]
Fair value loss arising on hedging instruments	—	—	(5.9)	—	—	(5.9)	—	(5.9)
Less: gain reclassified to profit or loss	—	—	5.9	—	—	5.9	—	5.9
Share of other comprehensive loss of associate undertakings	—	—	(61.5)	—	—	(61.5)	—	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	(20.6)	—	—	(20.6)	—	(20.6)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(127.7)	(127.7)	—	(127.7)
Actuarial gain on defined benefit plans	—	—	—	—	2.0	2.0	—	2.0
Deferred tax on defined benefit pension plans	—	—	—	—	7.4	7.4	—	7.4
Other comprehensive income/(loss)	—	—	6.9	—	(118.3)	(111.4)	(3.9)	(115.3)
Total comprehensive income/(loss)	—	—	6.9	—	(3,083.4)	(3,076.5)	59.9	(3,016.6)
Dividends paid	—	—	—	—	(122.0)	(122.0)	(83.3)	(205.3)
Non-cash share-based incentive plans (including share options)	—	—	—	—	74.4	74.4	—	74.4
Net movement in own shares held by ESOP Trusts	—	—	—	59.8	(64.9)	(5.1)	—	(5.1)
Recognition/derecognition of liabilities in respect of put options	—	—	103.5	—	(26.6)	76.9	—	76.9
Share purchases – close period commitments[3]	—	—	252.3	—	—	252.3	—	252.3
Acquisition of subsidiaries[4]	—	—	—	—	(112.7)	(112.7)	(29.9)	(142.6)
Balance at 31 December 2020	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Ordinary shares issued	—	4.4	—	—	—	4.4	—	4.4
Share cancellations	(7.2)	—	7.2	—	(729.3)	(729.3)	—	(729.3)
Treasury share allocations	—	—	—	3.7	(3.7)	—	—	—
Profit for the year	—	—	—	—	637.7	637.7	83.0	720.7
Foreign exchange differences on translation of foreign operations[2]	—	—	(132.7)	—	—	(132.7)	(10.3)	(143.0)
Gain on net investment hedges	—	—	45.5	—	—	45.5	—	45.5
Cash flow hedges:[2]
Fair value loss arising on hedging instruments	—	—	(38.0)	—	—	(38.0)	—	(38.0)
Less: gain reclassified to profit or loss	—	—	38.0	—	—	38.0	—	38.0
Share of other comprehensive income of associate undertakings	—	—	7.3	—	6.2	13.5	—	13.5
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(35.5)	(35.5)	—	(35.5)
Actuarial gain on defined benefit plans	—	—	—	—	14.3	14.3	—	14.3
Deferred tax on defined benefit pension plans	—	—	—	—	(3.0)	(3.0)	—	(3.0)
Other comprehensive loss	—	—	(79.9)	—	(18.0)	(97.9)	(10.3)	(108.2)
Total comprehensive (loss)/income	—	—	(79.9)	—	619.7	539.8	72.7	612.5
Dividends paid	—	—	—	—	(314.7)	(314.7)	(114.5)	(429.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	99.6	99.6	—	99.6
Tax adjustment on share-based payments	—	—	—	—	15.4	15.4	—	15.4
Net movement in own shares held by ESOP Trusts	—	—	—	2.5	(91.7)	(89.2)	—	(89.2)
Recognition/derecognition of liabilities in respect of put options	—	—	(242.7)	—	1.1	(241.6)	—	(241.6)
Share purchases – close period commitments[3]	—	—	(211.7)	—	—	(211.7)	—	(211.7)
Share of other equity movements of associates	—	—	—	—	(8.0)	(8.0)	—	(8.0)
Acquisition of subsidiaries[4]	—	—	—	—	(180.3)	(180.3)	176.3	(4.0)
Balance at 31 December 2021	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	—	1.2	—	—	—	1.2	—	1.2
Share cancellations	(8.3)	—	8.3	—	(807.4)	(807.4)	—	(807.4)
Treasury share allocations	—	—	—	—	—	—	—	—
Profit for the year	—	—	—	—	682.7	682.7	92.7	775.4
Foreign exchange differences on translation of foreign operations	—	—	409.0	—	—	409.0	15.2	424.2
Loss on net investment hedges	—	—	(141.5)	—	—	(141.5)	—	(141.5)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	38.5	—	—	38.5	—	38.5
Less: loss reclassified to profit or loss	—	—	(38.5)	—	—	(38.5)	—	(38.5)
Share of other comprehensive income of associate undertakings	—	—	31.9	—	19.3	51.2	—	51.2
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(22.3)	(22.3)	—	(22.3)
Actuarial gain on defined benefit plans	—	—	—	—	16.6	16.6	—	16.6
Deferred tax on defined benefit pension plans	—	—	—	—	(7.4)	(7.4)	—	(7.4)
Other comprehensive income	—	—	299.4	—	6.2	305.6	15.2	320.8
Total comprehensive income	—	—	299.4	—	688.9	988.3	107.9	1,096.2
Dividends paid	—	—	—	—	(365.4)	(365.4)	(69.5)	(434.9)
Non-cash share-based incentive plans (including share options)	—	—	—	—	122.0	122.0	—	122.0
Tax adjustment on share-based payments	—	—	—	—	(9.2)	(9.2)	—	(9.2)
Net movement in own shares held by ESOP Trusts	—	—	—	58.0	(113.3)	(55.3)	—	(55.3)
Recognition/derecognition of liabilities in respect of put options	—	—	101.7	—	(40.3)	61.4	—	61.4
Share purchases – close period commitments[3]	—	—	211.7	—	—	211.7	—	211.7
Share of other equity movements of associates	—	—	—	—	—	—	—	—
Acquisition of subsidiaries[4]	—	—	—	—	(82.9)	(82.9)	(11.4)	(94.3)
Balance at 31 December 2022	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-17 to F-68 form an integral part of this consolidated statement of changes in equity.
1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £330.8 million at 31 December 2022 (2021: £308.5 million, 2020: £273.6 million).
2Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the Hedging Reserve and Translation Reserve of £38.0 million and £5.9 million, respectively. See note 28.
3During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
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

Reported contributions were as follows:

	Revenue[2]	Revenue less pass-through costs[3]	Headline operating profit[4]
	£m	£m	£m
2022
Global Integrated Agencies	12,191.0	9,742.8	1,432.4
Public Relations	1,228.3	1,157.0	190.8
Specialist Agencies	1,009.4	899.5	118.6
	14,428.7		1,741.8
2021[1]
Global Integrated Agencies	10,890.5	8,683.1	1,221.8
Public Relations	959.0	909.7	143.1
Specialist Agencies	951.6	804.4	128.6
	12,801.1		1,493.5
2020[1]
Global Integrated Agencies	10,329.0	8,247.8	1,070.3
Public Relations	892.9	854.4	141.3
Specialist Agencies	780.9	659.8	48.9
	12,002.8		1,260.5
Notes
1Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.
2Intersegment sales have not been separately disclosed as they are not material.
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
4A reconciliation from reported profit/(loss) before tax to headline operating profit is provided in note 31.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

	Share-based payments	Capital additions[1]	Depreciation and amortisation[2]	Goodwill impairment	Loss/(earnings) from associates -after interest and tax	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2022
Global Integrated Agencies	100.5	193.8	372.9	—	10.8	80.1
Public Relations	14.7	11.0	36.7	3.7	0.5	0.1
Specialist Agencies	6.8	18.5	41.4	34.2	(71.7)	224.9
	122.0	223.3	451.0	37.9	(60.4)	305.1
2021
Global Integrated Agencies	92.3	252.7	372.8	—	22.7	115.2
Public Relations	4.8	17.9	28.1	—	1.7	8.0
Specialist Agencies	2.5	22.5	43.1	1.8	(0.6)	289.7
	99.6	293.1	444.0	1.8	23.8	412.9
2020
Global Integrated Agencies	61.3	234.2	449.7	2,355.1	19.0	158.4
Public Relations	8.0	15.5	32.8	161.5	1.3	6.4
Specialist Agencies	5.1	22.9	59.4	306.3	(156.3)	165.9
	74.4	272.6	541.9	2,822.9	(136.0)	330.7
Notes
1Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
2Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
Contributions by geographical area were as follows:

	2022	2021	2020
	£m	£m	£m
Revenue[1]
North America[2]	5,549.5	4,494.2	4,464.9
United Kingdom	2,003.8	1,866.9	1,637.0
Western Continental Europe	2,876.2	2,786.3	2,441.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,999.2	3,653.7	3,459.3
	14,428.7	12,801.1	12,002.8
Revenue less pass-through costs[3]
North America[2]	4,688.1	3,849.2	3,743.4
United Kingdom	1,537.2	1,414.3	1,233.8
Western Continental Europe	2,318.5	2,225.4	2,019.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,255.5	2,908.3	2,765.4

Headline operating profit[4]
North America[2]	770.4	655.7	611.9
United Kingdom	187.1	180.9	137.7
Western Continental Europe	301.3	288.6	198.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	483.0	368.3	312.2
	1,741.8	1,493.5	1,260.5
Notes
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £5,230.9 million (2021: £4,220.8 million, 2020: £4,216.1 million), revenue less pass-through costs of £4,402.0 million (2021: £3,597.4 million, 2020: £3,524.8 million) and headline operating profit of £727.6 million (2021: £615.2 million, 2020: £563.7 million).
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
4A reconciliation from reported profit/(loss) before tax to headline operating profit is provided in note 31.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

	2022	2021
	£m	£m
Non-current assets[1]
North America[2]	5,896.4	5,075.4
United Kingdom	1,556.2	1,565.4
Western Continental Europe	2,797.9	2,618.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,151.0	2,933.6
	13,401.5	12,193.2
Notes
1Non-current assets excluding financial instruments and deferred tax.
2North America includes the United States with non-current assets of £5,379.5 million (2021: £4,730.1 million).

3. Costs of services and general and administrative costs

	2022	2021	2020
	£m	£m	£m
Costs of services	11,890.1	10,597.5	9,987.9
General and administrative costs	1,180.4	974.6	4,293.0
	13,070.5	11,572.1	14,280.9
Costs of services and general and administrative costs include:

	2022	2021	2020
	£m	£m	£m
Staff costs (note 5)	8,165.8	7,166.7	6,556.5
Establishment costs	536.0	529.0	638.5
Media pass-through costs	1,905.7	1,865.3	1,555.2
Other costs of services and general and administrative costs[1]	2,463.0	2,011.1	5,530.7
	13,070.5	11,572.1	14,280.9
Included within costs of services and general administrative costs are the following:

	2022	2021	2020
	£m	£m	£m
Goodwill impairment (note 14)	37.9	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Intangible asset impairment	29.0	—	—
Restructuring and transformation costs	203.7	145.5	80.7
Restructuring costs in relation to COVID-19	15.1	29.9	232.5
Property related costs	18.0	—	—
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	—	(0.6)
Litigation settlement	—	21.3	25.6
Amortisation of other intangible assets	21.9	19.9	35.2
Depreciation of property, plant and equipment	166.9	151.2	174.8
Depreciation of right-of-use assets	262.2	272.9	331.9
(Gains)/losses on sale of property, plant and equipment	(6.4)	(1.3)	0.3
Net foreign exchange (gains)/losses	(8.7)	4.4	5.9
Short-term lease expense	20.2	18.0	36.7
Low-value lease expense	1.9	2.3	2.3
Note
1Other costs of services and general and administrative costs include £723.7 million (2021: £538.6 million, 2020: £685.6 million) of other pass-through costs.

Notes to the consolidated financial statements (continued)
3. Costs of services and general and administrative costs (continued)
In 2022, operating profit includes credits totalling £29.3 million (2021: £19.3 million, 2020: £46.3 million) relating to the release of provisions and other balances established in respect of acquisitions completed prior to 2021. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 Business Combinations, are given in note 29.
The goodwill impairment charge of £37.9 million in 2022 (2021: £1.8 million, 2020: £2,822.9 million) relates to a number of businesses in the Group where the impact of increases in discount rates and current, local economic conditions and trading circumstances is sufficiently severe to indicate impairment to the carrying value. The goodwill impairment charge of £2,822.9 million in 2020 reflects the adverse impacts of Covid-19 on a number of businesses in the Group at that time.
Amortisation and impairment of acquired intangible assets of £62.1 million (2021: £97.8 million, 2020: £89.1 million) includes an impairment charge in the year of £1.4 million (2021: £47.9 million, 2020: £21.6 million) in regard to certain brand names that are no longer in use.
The investment and other impairment charges of £48.0 million (2021: reversal of £42.4 million, 2020: £296.2 million) relate to the same macro-economic factors noted above. The reversal in the prior year for investments primarily relates to the partial reversal of a £255.6 million impairment taken in 2020 relating to Imagina, an associate in Spain.
Intangible asset impairment of £29.0 million in 2022 (2021: nil, 2020: nil) relates to the write off of capitalised configuration and customisation costs related to a software development project.
Restructuring and transformation costs of £203.7 million (2021: £145.5 million, 2020: £80.7 million) include £134.5 million (2021: £94.2 million) in relation to the Group’s IT transformation programme. This programme will allow technology to become a competitive advantage in the market as our clients, and their clients, move to an ever-increasing digital world. It includes costs of £96.8 million (2021: £62.2 million, 2020: nil) in relation to the rollout of a new ERP system in order to drive efficiency and collaboration throughout the Group. The remaining restructuring and transformation costs of £69.2 million (2021: £51.3 million) relates to the continuing restructuring plan. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high-cost severance markets and simplify operational structures.
Restructuring costs in relation to COVID-19 of £15.1 million (2021: £29.9 million, 2020: £232.5 million) primarily relate to property costs which the Group undertook in response to the COVID-19 pandemic.
Property related costs include further right-of-use asset impairments taken for properties that were previously impaired due to challenging conditions in the subletting market. In 2022, £18.0 million (2021: nil, 2020: nil) were incurred.
Losses on disposal of investments and subsidiaries of £36.3 million in 2022 primarily includes a loss of £63.1 million on the divestment of our Russian interests which completed in May 2022. This was partially offset by gains on other disposals during the period including Res Publica for £17.7 million and Mutual Mobile for £9.4 million with the remaining gains/losses due to individually insignificant transactions. Losses on disposal of investments and subsidiaries of £10.6 million in 2021 includes a loss of £4.9 million on the disposal of XMKT in China, which completed in September 2021.
Gains on remeasurement of equity interests arising from a change in scope of ownership of £66.5 million (2021: £nil, 2020: £0.6 million) comprises a gain in relation to the reclassification of the Group's interest in Imagina in Spain from interests in associates to other investments.
In 2022, the Group received £8.2 million (2021: £5.3 million, 2020: £77.1 million) of aid from governments around the world in relation to the Covid-19 pandemic, which is included as a credit in other staff costs.
Other impairment charges included in restructuring costs of £43.3 million (2021: £39.2 million, 2020: £196.7 million) consists of £7.1 million (2021: £17.6 million, 2020: £147.6 million) within restructuring costs in relation to COVID-19 and £36.2 million (2021: £21.6 million, 2020: £49.1 million) within restructuring and transformation costs and property related costs. These impairment charges include £33.5 million (2021: £19.3 million, 2020: £117.0 million) in relation to right-of-use assets, £9.8 million (2021: £9.8 million, 2020: £79.7 million) of related property, plant and equipment and £nil (2021: £10.1 million, 2020: £nil) of other intangibles, arising from the Group’s reassessment of its property requirements as a result of effective remote working practices during the COVID-19 pandemic and continued focus on campuses.
Auditors’ remuneration:

	2022	2021	2020
	£m	£m	£m
Fees payable to the Company’s auditors for the audit of the Company and Group’s annual accounts	8.4	7.1	6.4
Fees payable for the audit of the Company’s subsidiaries	28.5	24.8	22.9
Fees payable to the auditors pursuant to legislation[1]	36.9	31.9	29.3
Audit-related services[2]	0.4	0.4	0.4
Other services[3]	0.6	1.4	0.7
Tax compliance services	0.1	—	0.1
Total other fees	1.1	1.8	1.2
Total fees	38.0	33.7	30.5
Notes
1Includes fees in respect of the audit of internal control over financial reporting.
2Audit-related assurance services are in respect of the review of the interim financial information.
3Other services include audits for earnout purposes and other agreed upon procedures.

Notes to the consolidated financial statements (continued)

4. (Loss)/earnings from associates - after interest and tax
(Loss)/earnings from associates - after interest and tax was a loss of £60.4 million in 2022, earnings of £23.8 million in 2021, and loss of £136.0 million in 2020. (Loss)/earnings from associates - after interest and tax includes £75.8 million (2021: £38.8 million, 2020: £54.3 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million, 2020: £89.3 million) within Kantar.

5. Our people
Our staff numbers averaged 114,129 for the year ended 31 December 2022 against 104,808 in 2021 and 104,163 in 2020. Their geographical distribution was as follows:

	2022	2021	2020
North America	23,740	21,764	21,524
United Kingdom	12,490	10,995	10,670
Western Continental Europe	22,717	21,514	21,551
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	55,182	50,535	50,418
	114,129	104,808	104,163
Their reportable segment distribution was as follows:

	2022	2021	2020 [1]
Global Integrated Agencies	97,288	89,701	88,406
Data Investment Management	—	—	1,341
Public Relations	8,125	7,121	6,810
Specialist Agencies	8,716	7,986	7,606
	114,129	104,808	104,163
At the end of 2022, staff numbers were 115,473 (2021: 109,382, 2020: 99,830).
Staff costs include:

	2022	2021	2020
	£m	£m	£m
Wages and salaries	5,721.0	4,797.2	4,781.0
Cash-based incentive plans	292.6	455.2	110.7
Share-based incentive plans (note 23)	122.0	99.6	74.4
Social security costs	689.4	630.1	570.9
Pension costs (note 24)	204.8	177.7	171.7
Severance	44.2	41.8	68.2
Other staff costs[1]	1,091.8	965.1	779.6
	8,165.8	7,166.7	6,556.5
Note
1Freelance and temporary staff costs are included in other staff costs.
Compensation for key management personnel includes:

	2022	2021	2020
	£m	£m	£m
Short-term employee benefits	29.7	28.0	17.9
Pensions and other post-retirement benefits	1.1	0.9	1.0
Share-based payments	29.8	14.6	10.3
	60.6	43.5	29.2
Key management personnel comprises the Board and the Executive Committee.

Notes to the consolidated financial statements (continued)

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income includes:

	2022	2021	2020
	£m	£m	£m
Income from equity investments	24.5	17.9	8.7
Interest income	120.9	51.5	74.0
	145.4	69.4	82.7
Finance costs include:

	2022	2021	2020
	£m	£m	£m
Net interest expense on pension plans	2.2	1.8	2.9
Interest on other long-term employee benefits	3.7	2.4	3.1
Interest expense and similar charges[1]	257.8	188.5	205.0
Interest expense related to lease liabilities	95.7	90.9	101.0
	359.4	283.6	312.0
Revaluation and retranslation of financial instruments include:

	2022	2021	2020
	£m	£m	£m
Movements in fair value of treasury instruments	0.5	9.1	15.4
Premium on the early repayment of bonds	—	(13.0)	—
Revaluation of investments held at fair value through profit or loss	23.1	(7.5)	8.0
Revaluation of put options over non-controlling interests	27.9	(40.6)	12.3
Revaluation of payments due to vendors (earnout agreements)	26.2	(58.7)	13.4
Retranslation of financial instruments	(1.7)	22.9	(196.3)
	76.0	(87.8)	(147.2)
Note
1Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
The majority of the Group’s long-term debt is represented by $1,063 million of US dollar bonds at an average interest rate of 4.26%, €3,350 million of Eurobonds at an average interest rate of 2.20% and £650 million of Sterling bonds at an average interest rate of 3.21%.
Average borrowings under the US Dollar Revolving Credit Facilities (note 10) amounted to nil (2021: nil).
Average borrowings under the Australian Dollar Revolving Credit Facilities amounted to nil (2021: A$52 million at an average rate of 1.89%).
Average borrowings under the US Commercial Paper Programme for 2022 amounted to $195 million at an average interest rate of 2.56% inclusive of margin (2021: nil).
Average borrowings under the Euro Commercial Paper Programme for 2022 amounted to £34 million at an average interest rate of 1.95% inclusive of currency swaps (2021: nil).

Notes to the consolidated financial statements (continued)

7. Taxation
In 2022, the effective tax rate on profit/(loss) before taxation was 33.1% (2021: 24.2%, 2020: -4.6%)
The tax charge comprises:

	2022	2021	2020
	£m	£m	£m
Corporation tax
Current year	425.8	404.0	307.8
Prior years	(55.5)	(41.4)	(83.2)
	370.3	362.6	224.6
Deferred tax
Current year	9.4	(131.0)	(80.2)
Prior years	4.7	(1.5)	(17.3)
	14.1	(132.5)	(97.5)
Tax charge	384.4	230.1	127.1
The corporation tax credit for prior years in 2022, 2021 and 2020 primarily comprises the release of a number of provisions following the resolution of tax matters in various countries.
The tax charge for the year can be reconciled to profit/(loss) before taxation in the consolidated income statement as follows:

	2022	2021	2020
	£m	£m	£m
Profit/(loss) before taxation	1,159.8	950.8	(2,790.6)
Tax at the corporation tax rate of 19.0%[1]	220.4	180.7	(530.2)
Tax effect of earnings from associates	17.4	(13.3)	16.2
Irrecoverable withholding taxes	25.9	52.3	49.4
Tax effect of items that are not deductible in determining taxable profits	66.7	29.3	67.0
Tax effect of non-deductible goodwill impairment	7.2	0.6	542.4
Effect of different tax rates in subsidiaries operating in other jurisdictions	94.3	81.2	92.7
Origination and reversal on unrecognised temporary differences	(1.1)	(36.3)	(29.3)
Tax losses not recognised or utilised in the year	9.8	7.4	21.1
Utilisation of tax losses not previously recognised	(5.4)	(5.1)	(1.7)
Net release of prior year provisions in relation to acquired businesses	(2.8)	(1.1)	(1.7)
Other prior year adjustments	(48.0)	(41.8)	(98.8)
Impact of deferred tax rate change	—	(23.8)	—
Tax charge	384.4	230.1	127.1
Effective tax rate on profit/(loss) before tax	33.1%	24.2%	(4.6%)
Note
1As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 19.0% (2021: 19.0%, 2020: 19.0%).
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
Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.
Following the enactment in 2021 of an increase in the UK corporation tax rate from 19% to 25% from 1 April 2023, the Group remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in the prior period.

Notes to the consolidated financial statements (continued)
7. Taxation (continued)
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

8. Ordinary dividends
Amounts recognised as distributions to equity holders in the year:

	2022		2021		2020		2022	2021	2020
Per share	Pence per share						£m	£m	£m
2021 Final dividend	18.70	p	14.00	p	—	p	203.5	167.7	—
2022 Interim dividend	15.00	p	12.50	p	10.00	p	161.9	147.0	122.0
	33.70	p	26.50	p	10.00	p	365.4	314.7	122.0
Proposed final dividend for the year ended 31 December 2022:

	2022		2021		2020
Per share	Pence per share
Final dividend	24.40	p	18.70	p	14.00	p
The payment of dividends will not have any tax consequences for the Group.
Final dividends are paid in the subsequent year to which they relate.

9. Earnings per share
Basic EPS
The calculation of basic EPS is as follows:

Continuing operations	2022	2021	2020
Earnings[1] (£m)	682.7	637.7	(2,971.6)
Weighted average shares used in basic EPS calculation (m)	1,097.9	1,194.1	1,223.0
EPS	62.2p	53.4p	(243.0p)
Discontinued operations	2022	2021	2020
Earnings[1] (£m)	—	—	6.5
Weighted average shares used in basic EPS calculation (m)	—	—	1,223.0
EPS	—	—	0.5p
Continuing and discontinued operations	2022	2021	2020
Earnings[1] (£m)	682.7	637.7	(2,965.1)
Weighted average shares used in basic EPS calculation (m)	1,097.9	1,194.1	1,223.0
EPS	62.2p	53.4p	(242.5p)
Note
1Earnings is equivalent to profit/(loss) for the year attributable to equity holders of the parent.

Notes to the consolidated financial statements (continued)
9. Earnings per share (continued)
Diluted EPS
The calculation of diluted EPS is as follows:

Continuing operations	2022		2021		2020
Diluted earnings (£m)	682.7		637.7		(2,971.6)
Weighted average shares used in diluted EPS calculation (m)[1]	1,116.4		1,215.3		1,223.0
Diluted EPS	61.2	p	52.5	p	(243.0	p)
Discontinued operations	2022		2021		2020
Diluted earnings (£m)	—		—		6.5
Weighted average shares used in diluted EPS calculation (m)[1]	—		—		1,223.0
Diluted EPS	—	p	—	p	0.5	p
Continuing and discontinued operations	2022		2021		2020
Diluted earnings (£m)	682.7		637.7		(2,965.1)
Weighted average shares used in diluted EPS calculation (m)[1]	1,116.4		1,215.3		1,223.0
Diluted EPS	61.2	p	52.5	p	(242.5	p)
Note
1The weighted average shares used in the basic EPS calculation for 2020 have also been used for diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the diluted EPS calculation.
Diluted EPS has been calculated based on the diluted earnings amounts above. At 31 December 2022, options to purchase 19.7 million ordinary shares (2021: 7.2 million, 2020: 14.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2022	2021	2020
	m	m	m
Weighted average shares used in basic EPS calculation	1,097.9	1,194.1	1,223.0
Dilutive share options outstanding	0.7	1.3	—
Other potentially issuable shares	17.8	19.9	13.0
Weighted average shares used in diluted EPS calculation	1,116.4	1,215.3	1,236.0

At 31 December 2022 there were 1,141,427,296 (2021: 1,224,459,550, 2020: 1,296,080,242) ordinary shares in issue, including 70,489,953 treasury shares (2021: 70,489,953, 2020: 70,748,100).

10. Sources of finance
The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares			Debt
	2022	2021	2020	2022	2021	2020
Analysis of changes in financing	£m	£m	£m	£m	£m	£m
Beginning of year	697.1	699.9	703.1	4,441.7	5,032.7	4,272.9
Ordinary shares issued	1.2	4.4	—	—	—	—
Share cancellations	(8.3)	(7.2)	(3.2)	—	—	—
Net (decrease)/increase in drawings on bank loans and corporate bonds	—	—	—	(220.6)	(397.1)	632.8
Amortisation of financing costs included in debt	—	—	—	7.0	8.1	7.5
Changes in fair value due to hedging arrangements	—	—	—	—	(2.5)	(1.4)
Other movements	—	—	—	(0.2)	(0.4)	(7.1)
Exchange adjustments	—	—	—	237.2	(199.1)	128.0
End of year	690.0	697.1	699.9	4,465.1	4,441.7	5,032.7
The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement. Other liabilities from financing activities including lease liabilities and derivatives used for hedging debts are disclosed in note 13 and note 26, respectively.

Shares
At 31 December 2022, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £690.0 million (2021: £697.1 million, 2020: £699.9 million), further details of which are disclosed in note 27.

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
Debt
US$ bonds The Group has in issue $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.
Eurobonds The Group has in issue €750 million of 3.0% bonds due November 2023, €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, and €600 million of 1.625% bonds due March 2030. The €250 million of Floating Rate Notes carrying a coupon of 3m EURIBOR +0.45% were repaid in March 2022.
Sterling bonds The Group has in issue £250 million of 3.750% bonds due May 2032 and £400 million of 2.875% bonds due September 2046.
Revolving Credit Facility The Group has a five-year Revolving Credit Facility of $2.5 billion due March 2026, signed in November 2021. The Group’s borrowings under these facilities, which are drawn down predominantly in pounds sterling, averaged nil in 2022 (2021: nil, 2020: nil).
In May 2021, the Group’s subsidiary, WPP AUNZ, repaid in full its A$150 million Revolving Credit Facility due August 2021, and its A$270 million Revolving Credit Facility due August 2023. The Group’s borrowings under the Australian dollar facilities which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of nil in 2022 (2021: A$52 million, 2020: A$151 million).
The Group had available undrawn committed credit facilities of £2,069.0 million at 31 December 2022 (2021: £1,847.5 million, 2020: £2,023.2 million).
Borrowings under the $2.5 billion Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group.
During 2022, all covenants have been complied with and based on current forecasts it is expected that such covenants will continue to be complied with for the foreseeable future.
The $2.5 billion Revolving Credit Facility, due March 2026, includes terms which require the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.
Commercial paper programmes
The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper outstanding in 2022 was $195 million (2021: nil, 2020: $2 million). The average Euro commercial paper outstanding in 2022 was €34 million (2021: nil, 2020: nil) inclusive of the effect of currency swaps, where applicable. There was no US or Euro commercial paper outstanding at 31 December 2022.
The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2022	2021	2020
	£m	£m	£m
Within one year	(791.6)	(326.8)	(182.2)
Between one and two years	(724.3)	(745.4)	(725.6)
Between two and three years	(524.2)	(646.5)	(795.7)
Between three and four years	(740.3)	(492.8)	(649.1)
Between four and five years	(719.9)	(698.0)	(528.2)
Over five years	(1,963.7)	(2,546.3)	(3,387.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,464.0)	(5,455.8)	(6,267.9)
Short-term overdrafts – within one year	(505.7)	(342.3)	(8,562.0)
Future anticipated cash flows	(5,969.7)	(5,798.1)	(14,829.9)
Effect of discounting/financing rates	998.9	1,014.1	1,235.2
Debt financing	(4,970.8)	(4,784.0)	(13,594.7)

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
Analysis of fixed and floating rate debt by currency including the effect of cross-currency swaps:

2022		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,379.5	4.18	n/a	60
£	– fixed	1,094.1	2.97	n/a	143
€	– fixed	2,080.6	2.21	n/a	55
	– floating	—	n/a	EURIBOR	0
Other		(89.1)	n/a	n/a	n/a
		4,465.1

2021		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,231.8	4.18	n/a	72
£	– fixed	1,094.1	2.97	n/a	155
€	– fixed	1,976.0	2.04	n/a	69
	– floating	210.2	n/a	EURIBOR	3
Other		(70.4)	n/a	n/a	n/a
		4,441.7

2020		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,585.1	4.06	n/a	70
£	– fixed	1,094.1	3.21	n/a	167
€	– fixed	2,104.6	2.20	n/a	79
	– floating	223.9	n/a	EURIBOR	15
Other		25.0	n/a	n/a	n/a
		5,032.7
Note
1Weighted average.
The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets
2022	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	1,186.3	1,126.2	347.1	345.7
Between one and two years	—	—	11.6	6.2
Between two and three years	—	—	449.8	461.8
	1,186.3	1,126.2	808.5	813.7

	Financial liabilities		Financial assets
2021	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	185.8	173.7	581.1	582.5
Between one and two years	551.4	521.1	30.0	30.4
Between two and three years	11.6	6.0	—	—
Between three and four years	449.8	445.6	—	—
	1,198.6	1,146.4	611.1	612.9

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)

	Financial liabilities		Financial assets
2020	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	201.7	195.4	102.3	98.2
Between one and two years	11.6	6.2	17.8	13.6
Between two and three years	41.9	35.7	449.2	461.2
Between three and four years	11.6	6.3	—	—
Between four and five years	449.8	466.3	—	—
	716.6	709.9	569.3	573.0
Analysis of change in financing activities (inclusive of leases)
The table below details changes arising from financing activities, including both cash and non-cash changes.

2022	Opening balance	Cash flow	Acquisition of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings (excluding lease liabilities) (note 10, 11, 21 and 26)[1]	4,441.7	(220.6)	—	237.2	6.8	4,465.1
Derivatives (notes 18, 19 and 20)	50.6	—	—	6.4	(4.7)	52.3
Lease liabilities (note 13)[2]	2,041.8	(402.0)	0.1	145.8	424.9	2,210.6
Share repurchase commitments (note 19)[3]	211.7	(211.7)	—	—	—	—
Liabilities from financing activities	6,745.8	(834.3)	0.1	389.4	427.0	6,728.0
Cash and short-term deposits (note 11 and 26)	(3,882.9)	1,494.4	(38.8)	(64.2)	—	(2,491.5)
Bank overdrafts	342.3	163.4	—	—	—	505.7
	3,205.2	823.5	(38.7)	325.2	427.0	4,742.2

2021	Opening balance	Cash flow	Acquisition of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings (excluding lease liabilities) (note 10, 11, 21 and 26)[1]	5,032.7	(397.1)	—	(199.1)	5.2	4,441.7
Derivatives (notes 18, 19 and 20)	3.2	—	—	47.0	0.4	50.6
Lease liabilities (note 13)[2]	2,156.3	(409.1)	34.2	(23.3)	283.7	2,041.8
Share repurchase commitments (note 19)[3]	—	—	—	—	211.7	211.7
Liabilities from financing activities	7,192.2	(806.2)	34.2	(175.4)	501.0	6,745.8
Cash and short-term deposits (note 11 and 26)	(12,899.1)	8,883.8	2.3	130.1	—	(3,882.9)
Bank overdrafts	8,562.0	(8,219.7)	—	—	—	342.3
	2,855.1	(142.1)	36.5	(45.3)	501.0	3,205.2
Notes
1Borrowings includes: bonds and bank loans. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs.
2Repayment of lease liabilities includes £92.4 million (2021: £88.4 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 11). Interest and other within lease liabilities comprises interest on leases as well as the lease liability additions and disposals as disclosed in note 13.
3The cash flow of £211.7 million related to share repurchase commitments is included within the £862.7 million of total share repurchase and buybacks (note 11).

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows
The following tables analyse the items included within the main cash flow headings on page F-14.
Net cash from operating activities:

	2022	2021	2020
	£m	£m	£m
Profit/(loss) for the year	775.4	720.7	(2,901.3)
Taxation	384.4	230.1	129.3
Revaluation and retranslation of financial instruments	(76.0)	87.8	147.2
Finance costs	359.4	283.6	312.3
Finance and investment income	(145.4)	(69.4)	(82.8)
Loss/(earnings) from associates - after interest and tax	60.4	(23.8)	136.0
Gain on sale of discontinued operations	—	—	(10.0)
Attributable tax expense on sale of discontinued operations	—	—	1.9
Adjustments for:
Non-cash share-based incentive plans (including share options)	122.0	99.6	74.4
Depreciation of property, plant and equipment	166.9	151.2	174.8
Depreciation of right-of-use assets	262.2	272.9	331.9
Impairment charges included within restructuring costs[1]	72.3	39.2	196.7
Goodwill impairment	37.9	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Amortisation of other intangible assets	21.9	19.9	35.2
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	—	(0.6)
(Gains)/losses on sale of property, plant and equipment	(6.4)	(1.3)	0.3
(Increase)/decrease in trade receivables and accrued income	(498.6)	(458.9)	585.2
Increase in trade payables and deferred income	170.6	777.8	195.0
Increase/(decrease) in other receivables	(154.1)	(120.0)	123.3
(Decrease)/increase in other payables - short-term	(259.6)	547.0	(36.6)
Decrease in other payables – long-term	(67.0)	(11.0)	(44.3)
(Decrease)/increase in provisions	(38.0)	(32.9)	15.6
Corporation and overseas tax paid	(390.9)	(391.1)	(371.5)
Payment on early settlement of bonds	—	(13.0)	—
Interest and similar charges paid	(210.2)	(173.7)	(173.9)
Interest paid on lease liabilities	(92.4)	(88.4)	(98.5)
Interest received	88.9	47.5	73.6
Investment income	24.5	17.8	8.7
Dividends from associates	37.6	53.4	32.5
Earnout payments recognised in operating activities[2]	(24.8)	(3.8)	(4.2)
Net cash inflow from operating activities	700.9	2,029.0	2,050.6
Notes
1Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets.
2Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.

Notes to the consolidated financial statements (continued)
11. Analysis of cash flows (continued)

Acquisitions and disposals:
	2022	2021	2020
	£m	£m	£m
Initial cash consideration	(218.3)	(227.6)	(32.8)
Cash and cash equivalents acquired	38.8	(2.3)	—
Earnout payments[1]	(46.6)	(53.2)	(111.0)
Purchase of other investments (including associates)	(10.1)	(99.2)	(30.4)
Acquisitions	(236.2)	(382.3)	(174.2)
Proceeds on disposal of investments and subsidiaries[2]	50.1	51.9	320.0
Cash and cash equivalents disposed	(12.4)	(23.6)	(47.7)
Disposals of investments and subsidiaries	37.7	28.3	272.3
Cash consideration received from non-controlling interests	—	39.5	—
Cash consideration for purchase of non-controlling interests	(84.2)	(135.0)	(80.6)
Cash consideration for non-controlling interests	(84.2)	(95.5)	(80.6)
Net acquisition payments and disposal proceeds	(282.7)	(449.5)	17.5
Notes
1Earnout payments in excess of the amount determined at acquisition are recorded as operating activities. Prior year excess amounts were recorded as investing activities and have been re-presented as operating activities.
2Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buybacks:
	2022	2021	2020
	£m	£m	£m
Purchase of own shares by ESOP Trusts	(55.3)	(89.2)	(5.1)
Shares purchased into treasury for cancellation	(807.4)	(729.3)	(285.1)
Net cash outflow	(862.7)	(818.5)	(290.2)

Proceeds from issue of bonds:
	2022	2021	2020
	£m	£m	£m
Proceeds from issue of €750 million bonds	—	—	665.5
Proceeds from issue of £250 million bonds	—	—	250.0
Net cash inflow	—	—	915.5

Repayment of borrowings:
	2022	2021	2020
	£m	£m	£m
Decrease in drawings on bank loans	(11.3)	(36.3)	(59.6)
Repayment of $500 million bonds	—	(360.8)	—
Repayment of €250 million bonds	(209.3)	—	(223.1)
Net cash outflow	(220.6)	(397.1)	(282.7)

Cash and cash equivalents:
	2022	2021	2020
	£m	£m	£m
Cash at bank and in hand	2,271.6	2,776.6	10,075.0
Short-term bank deposits	219.9	1,106.3	2,824.1
Overdrafts[1]	(505.7)	(342.3)	(8,562.0)
	1,985.8	3,540.6	4,337.1
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
The Kantar group is classified as a discontinued operation in 2020 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it.
Results of the discontinued operations, which have been included in profit for the year, were as follows:

2020
£m
Revenue	107.4
Costs of services	(92.3)
Gross profit	15.1
General and administrative costs	(4.4)
Operating profit	10.7
Share of results of associates	—
Profit before interest and taxation	10.7
Finance and investment income	0.1
Finance costs	(0.3)
Revaluation and retranslation of financial instruments	—
Profit before taxation	10.5
Attributable tax expense	(2.2)
Profit after taxation	8.3

Gain on sale of discontinued operations	10.0
Attributable tax expense on sale of discontinued operations	(1.9)

Net gain attributable to discontinued operations	16.4

Attributable to
Equity holders of the parent	6.5
Non-controlling interests[1]	9.9
16.4
Note
1In 2020, non-controlling interests includes £9.3 million recognised on the disposal of Kantar within WPP Scangroup, a 56% owned subsidiary of the Group.
For the year ended 31 December 2020, the Kantar group contributed £30.8 million to the Group’s net operating cash flows, paid £0.9 million in respect of investing activities and paid £0.7 million in respect of financing activities.

Notes to the consolidated financial statements (continued)
12. Assets held for sale and discontinued operations (continued)
The gain on sale of discontinued operations disposed by 31 December 2020 is calculated as follows:

2020
£m
Intangible assets (including goodwill)	162.5
Property, plant and equipment	15.1
Right-of-use assets	27.2
Interests in associates and joint ventures	4.6
Other investments	—
Deferred tax assets	6.1
Corporate income tax recoverable	16.9
Trade and other receivables	170.3
Cash and cash equivalents	32.2
Trade and other payables	(141.6)
Corporate income tax payable	(5.6)
Lease liabilities	(23.2)
Deferred tax liabilities	(1.3)
Provisions for post-employment benefits	(7.9)
Provisions for liabilities and charges	(0.6)
Net assets	254.7

Non-controlling interests	(6.1)
Net assets excluding non-controlling interests	248.6

Consideration received in cash and cash equivalents	240.9
Transaction costs	(4.5)
Deferred consideration[1]	1.6
Total consideration received	238.0

Loss on sale before exchange adjustments	(10.6)
Exchange adjustments recycled to the income statement	20.6
Gain on sale of discontinued operation	10.0
Note
1Deferred consideration in 2020 is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future. The conditions expected to be met in the future include the settlement of ongoing legal cases, realisation of the value of certain investments and the utilisation of certain tax losses and allowances. There was uncertainty at the date of disposal in regard to the ultimate resolution of these items and estimates of amounts due to be received were required to be made; there were no individually material estimates. Future services provided by the Group to Kantar arose through the negotiation of Transition Service Arrangements, as is customary for a disposal of this magnitude. The Group will support Kantar for a period of up to four years, primarily in the area of IT, on terms which are favourable to the disposal group. As such, an element of consideration has been deferred and will be recognised as the services are provided.

Notes to the consolidated financial statements (continued)

13. Leases
The movements in 2022 and 2021 were as follows:

Right-of-use assets	Land and buildings[1] £m	Plant and machinery £m	Total £m
1 January 2021	1,461.8	42.7	1,504.5
Additions	264.6	17.2	281.8
Transfers to net investment in subleases	(26.9)	—	(26.9)
Disposals	(53.6)	(1.3)	(54.9)
Depreciation of right-of-use assets	(254.7)	(18.2)	(272.9)
Impairment charges included within restructuring costs	(18.9)	(0.4)	(19.3)
Other reversals	6.8	—	6.8
Exchange adjustments	(22.1)	(1.9)	(24.0)
31 December 2021	1,357.0	38.1	1,395.1
Additions	363.8	23.8	387.6
Transfers to net investment in subleases	(7.0)	—	(7.0)
Disposals	(42.2)	(0.8)	(43.0)
Depreciation of right-of-use assets	(245.3)	(16.9)	(262.2)
Impairment charges included within restructuring costs	(33.3)	(0.2)	(33.5)
Exchange adjustments	89.2	2.3	91.5
31 December 2022	1,482.2	46.3	1,528.5
Note
1For the years ended 31 December 2022 and 2021, the Company has £18.5 million and £38.5 million of right-of-use assets that are classified as investment property, respectively.

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2021	2,111.8	44.5	2,156.3
Additions	277.0	16.1	293.1
Interest expense related to lease liabilities	89.7	1.2	90.9
Disposals	(64.2)	(1.9)	(66.1)
Repayment of lease liabilities (including interest)	(390.6)	(18.5)	(409.1)
Exchange adjustments	(21.2)	(2.1)	(23.3)
31 December 2021	2,002.5	39.3	2,041.8
Additions	353.6	23.7	377.3
Interest expense related to lease liabilities	94.2	1.5	95.7
Disposals	(46.1)	(1.9)	(48.0)
Repayment of lease liabilities (including interest)	(385.6)	(16.4)	(402.0)
Exchange adjustments	143.6	2.2	145.8
31 December 2022	2,162.2	48.4	2,210.6

Notes to the consolidated financial statements (continued)
13. Leases (continued)
The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2022	2021	2020
	£m	£m	£m
Depreciation of right-of-use assets:
Land and buildings	(245.3)	(254.7)	(312.1)
Plant and machinery	(16.9)	(18.2)	(19.8)
Impairment charges	(33.5)	(12.5)	(125.1)
Short-term lease expense	(20.2)	(18.0)	(36.7)
Low-value lease expense	(1.9)	(2.3)	(2.3)
Variable lease expense	(57.3)	(56.2)	(65.4)
Sublease income	18.6	17.3	25.3
Charge to operating profit	(356.5)	(344.6)	(536.1)
Interest expense related to lease liabilities	(95.7)	(90.9)	(101.0)
Charge to profit before taxation for leases	(452.2)	(435.5)	(637.1)
Variable lease payments primarily include real estate taxes and insurance costs.
The maturity of lease liabilities at 31 December 2022 and 2021 were as follows:

	2022	2021
	£m	£m
Within one year	379.1	369.7
Between one and two years	337.7	321.9
Between two and three years	293.0	273.7
Between three and four years	252.3	229.1
Between four and five years	234.8	199.1
Over five years	1,328.5	1,227.1
	2,825.4	2,620.6
Effect of discounting	(614.8)	(578.8)
Lease liability at end of year	2,210.6	2,041.8
Short-term lease liability	282.4	279.7
Long-term lease liability	1,928.2	1,762.1
The total committed future cash flows for leases not yet commenced at 31 December 2022 is £440.0 million.
The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 25 for management of liquidity risk.

Notes to the consolidated financial statements (continued)

14. Intangible Assets
Goodwill
The movements in 2022 and 2021 were as follows:

£m
Cost
1 January 2021	10,807.3
Additions[1]	335.8
Disposals	(5.4)
Exchange adjustments	(146.7)
31 December 2021	10,991.0
Additions[1]	262.6
Disposals	—
Exchange adjustments	891.0
31 December 2022	12,144.6
Accumulated impairment losses and write-downs
1 January 2021	3,418.5
Impairment losses for the year	1.8
Exchange adjustments	(41.6)
31 December 2021	3,378.7
Impairment losses for the year	37.9
Exchange adjustments	274.6
31 December 2022	3,691.2
Net book value
31 December 2022	8,453.4
31 December 2021	7,612.3
1 January 2021	7,388.8
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

Notes to the consolidated financial statements (continued)
14. Intangible Assets (continued)
Other intangible assets
The movements in 2022 and 2021 were as follows:

	Brands with an indefinite useful life	Acquired intangibles	Other	Total
	£m	£m	£m	£m
Cost
1 January 2021	1,071.9	1,569.7	300.3	2,941.9
Additions	—	—	29.9	29.9
Disposals	—	(7.3)	(44.6)	(51.9)
New acquisitions	—	97.7	—	97.7
Other movements[1]	—	—	3.9	3.9
Exchange adjustments	(4.6)	(15.7)	(1.4)	(21.7)
31 December 2021	1,067.3	1,644.4	288.1	2,999.8
Additions	—	—	14.9	14.9
Disposals	—	(4.7)	(59.2)	(63.9)
New acquisitions	—	46.5	1.2	47.7
Other movements[1]	—	9.3	0.8	10.1
Exchange adjustments	98.7	131.6	34.7	265.0
31 December 2022	1,166.0	1,827.1	280.5	3,273.6
Amortisation and impairment
1 January 2021	12.8	1,329.2	210.6	1,552.6
Charge for the year	43.8	53.5	19.9	117.2
Impairment charges included within restructuring costs	—	—	10.1	10.1
Disposals	—	(3.5)	(24.5)	(28.0)
Other movements	—	—	(1.5)	(1.5)
Exchange adjustments	0.2	(8.2)	(2.1)	(10.1)
31 December 2021	56.8	1,371.0	212.5	1,640.3
Charge for the year	—	61.9	21.9	83.8
Intangible asset impairment	—	—	29.0	29.0
Disposals	—	(4.4)	(59.4)	(63.8)
Exchange adjustments	5.8	109.9	16.7	132.4
31 December 2022	62.6	1,538.4	220.7	1,821.7
Net book value
31 December 2022	1,103.4	288.7	59.8	1,451.9
31 December 2021	1,010.5	273.4	75.6	1,359.5
1 January 2021	1,059.1	240.5	89.7	1,389.3
Note
1Other movements in acquired intangibles include revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.

Notes to the consolidated financial statements (continued)
14. Intangible Assets (continued)
Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life
	2022	2021	2022	2021
	£m	£m	£m	£m
GroupM	3,178.3	2,982.5	—	—
Wunderman Thompson	1,210.8	997.3	442.0	405.1
Ogilvy	849.8	784.4	222.8	205.0
VMLY&R	776.0	675.6	207.6	189.8
Burson Cohn & Wolfe	646.0	585.7	140.5	128.4
AKQA Group	628.7	570.2	—	—
FGS Global	451.8	393.2	—	—
Landor Group	106.5	97.1	55.7	50.7
Other	605.5	526.3	34.8	31.5
	8,453.4	7,612.3	1,103.4	1,010.5
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
Acquired intangible assets at net book value at 31 December 2022 include brand names of £142.3 million (2021: £137.4 million), customer-related intangibles of £120.3 million (2021: £110.4 million), and other assets (including proprietary tools) of £26.1 million (2021: £25.6 million).
The total amortisation and impairment of acquired intangible assets of £61.9 million (2021: £97.3 million) includes an impairment charge in the year of £1.4 million (2021: £47.9 million) in regards to certain brand names in the Global Integrated Agencies segment that are no longer in use. In 2021, £43.8 million of the impairment charge related to brands with an indefinite useful life. In 2021, £45.1 million of the impairment charge related to the Global Integrated Agencies segment and £2.8 million related to the Specialist Agencies segment. In addition, the total amortisation and impairment of acquired intangible assets includes £0.2 million (2021: £0.5 million) in relation to associates.
In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. A goodwill impairment charge of £37.9 million (2021: £1.8 million) was recognised during the year due to a number of under-performing businesses in the Group. This year, £34.2 million of the impairment charge related to the Specialist Agencies segment and £3.7 million related to the Public Relations segment. In certain markets, the impact of local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.
Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the “recoverable amount”, defined as the higher of fair value less costs of disposal and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.
Due to the significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2022 and/or 2023, nil growth rate thereafter (2021: nil) and a conservative pre-tax discount rate of 15.5% (2021: 13.5%). The pre-tax discount rate of 15.5% was above the rate calculated for the global networks of 14.5% (2021: 12.5%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 15.5% or 100 basis points above the regional discount rate was used in the first step.
The recoverable amount was then compared to the carrying amount, which includes goodwill, intangible assets and other assets. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.
In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2021: 2.0%, 2020: 2.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.
The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2022, we have assessed long-term industry trends based on recent historical data and assumed a long-term growth rate of 2.0% (2021: 2.0%, 2020: 2.0%). Management have made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.
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
The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 14.5% (2021: 12.5%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the

Notes to the consolidated financial statements (continued)
14. Intangible Assets (continued)
world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 14.0% (2021: 11.3%) to 22.6% (2021: 18.4%).
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
Historically our impairment losses have resulted from a specific event, condition or circumstance in one or more of our companies, such as the impact of Covid-19 or the loss of a significant client. As a result, changes in the assumptions used in our impairment model have generally not had a significant effect on the impairment charges recognised. The average operating margins used in the five-year projection period for CGUs with significant goodwill and brands with an indefinite useful life ranged from 12.8% to 23.6%. Wunderman Thompson's recoverable amount exceeded its carrying value by £105.5 million and is the only CGU with significant goodwill and brands with an indefinite useful life that is sensitive to changes in the key assumptions used in determining the recoverable amount. Holding other assumptions constant, the carrying value would be greater than its recoverable amount if the average operating margin decreased by 0.8% or the discount rate increased by 0.7%. Wunderman Thompson is not sensitive to a reasonably possible change in revenue less pass-through costs growth. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount if required.
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

Notes to the consolidated financial statements (continued)
14. Intangible Assets (continued)

	Operating Sector	Recoverable amount 2020 £m	Goodwill impairment charge 2020 £m
Wunderman Thompson	Global Integrated Agencies	1,956.8	1,207.5
VMLY&R	Global Integrated Agencies	1,075.7	516.9
Burson Cohn & Wolfe	Public Relations	790.2	144.8
Geometry Global	Global Integrated Agencies	164.4	305.8
Landor & Fitch	Specialist Agencies	177.6	185.4
Other		1,409.5	462.5
		5,574.2	2,822.9

15. Property, plant and equipment
The movements in 2022 and 2021 were as follows:

	Land	Freehold buildings	Leasehold buildings	Fixtures, fittings and equipment	Computer equipment	Total
	£m	£m	£m	£m	£m	£m
Cost
1 January 2021	34.3	39.6	1,052.5	189.3	381.7	1,697.4
Additions	14.3	8.9	134.5	31.5	74.0	263.2
New acquisitions	—	—	1.5	1.3	1.2	4.0
Disposals	(0.1)	(0.6)	(108.3)	(60.0)	(56.4)	(225.4)
Exchange adjustments	(5.3)	13.5	(5.2)	(12.6)	(8.7)	(18.3)
31 December 2021	43.2	61.4	1,075.0	149.5	391.8	1,720.9
Additions	13.8	0.1	75.8	32.1	86.6	208.4
New acquisitions	—	—	0.5	0.2	0.6	1.3
Disposals	(0.1)	(8.3)	(62.1)	(40.0)	(72.1)	(182.6)
Exchange adjustments	(16.9)	39.3	89.7	23.0	39.8	174.9
31 December 2022	40.0	92.5	1,178.9	164.8	446.7	1,922.9
Depreciation and impairment
1 January 2021	—	2.3	510.4	106.9	286.9	906.5
Charge for the year	—	1.0	66.5	27.6	56.1	151.2
Impairment charges included within restructuring costs	—	—	7.1	1.8	0.9	9.8
Disposals	—	—	(108.2)	(55.9)	(55.1)	(219.2)
Exchange adjustments	—	(0.6)	(6.2)	(8.5)	(8.5)	(23.8)
31 December 2021	—	2.7	469.6	71.9	280.3	824.5
Charge for the year	—	0.7	74.0	26.5	65.7	166.9
Impairment charges included within restructuring costs	—	—	9.1	0.6	0.1	9.8
Disposals	—	(1.7)	(63.5)	(36.7)	(71.1)	(173.0)
Exchange adjustments	—	0.3	43.2	17.5	33.0	94.0
31 December 2022	—	2.0	532.4	79.8	308.0	922.2
Net book value
31 December 2022	40.0	90.5	646.5	85.0	138.7	1,000.7
31 December 2021	43.2	58.7	605.4	77.6	111.5	896.4
1 January 2021	34.3	37.3	542.1	82.4	94.8	790.9
At 31 December 2022, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £128.2 million (2021: £107.3 million).

Notes to the consolidated financial statements (continued)

16. Interests in associates, joint ventures and other investments
The movements in 2022 and 2021 were as follows:

	Interests in associates and joint ventures	Other investments
	£m	£m
1 January 2021	330.7	387.3
Additions	93.6	5.9
Earnings from associates - after interest and tax	23.8	—
Share of other comprehensive income of associate undertakings	13.5	—
Dividends	(53.4)	—
Other movements	(0.2)	—
Exchange adjustments	(22.5)	—
Disposals	(4.8)	(31.9)
Reclassification from subsidiaries	4.2	—
Revaluation of other investments through profit or loss	—	(7.5)
Revaluation of other investments through other comprehensive income	—	(35.5)
Amortisation of other intangible assets	(0.5)	—
Reversal of write-downs	28.5	—
31 December 2021	412.9	318.3
Additions	4.4	5.1
Loss from associates - after interest and tax	(60.4)	—
Share of other comprehensive income of associate undertakings	51.2	—
Dividends	(37.6)	—
Other movements	2.9	—
Exchange adjustments	17.1	—
Disposals	(9.6)	(16.0)
Reclassification to subsidiaries	(5.9)	—
Reclassification from associates to other investments	(22.5)	61.6
Revaluation of other investments through profit or loss	—	23.1
Revaluation of other investments through other comprehensive income	—	(22.3)
Amortisation of other intangible assets	(0.2)	—
Write-downs	(47.2)	—
31 December 2022	305.1	369.8
Interests in joint ventures are immaterial and none of the Group's associates are individually material at 31 December 2022.
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
The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.
Aggregate information of associates that are not individually material
The following table presents a summary of the aggregate financial performance of the Group’s associate undertakings and joint ventures.

	2022	2021	2020
	£m	£m	£m
(Loss)/earnings from associates - after interest and tax (note 4)	(60.4)	23.8	(136.0)
Share of other comprehensive income/(loss) of associate undertakings	51.2	13.5	(61.5)
Share of total comprehensive (loss)/income of associate undertakings	(9.2)	37.3	(197.5)
The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

Notes to the consolidated financial statements (continued)
16. Interests in associates, joint ventures and other investments (continued)
As at 31 December 2021, the cumulative share of unrecognised losses in relation to Imagina, an associate in Spain with the investment carrying value reduced to zero, were £23.0 million. In 2022, the Group partially disposed of its investment in Imagina resulting in its reclassification from interests in associates to other investments (within the scope of IFRS 9), designated as fair value through other comprehensive income. Refer to note 26 for further details on financial instruments held at fair value though other comprehensive income.
In the year ended 31 December 2022, share of losses of £29.5 million for the US and £33.8 million for Rest of World were not recognised in relation to Kantar, as the investment was reduced to zero.
At 31 December 2022, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £3.2 million (2021: £5.4 million).

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
Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2022	Offset 2022	As reported 2022	Gross 2021	Offset 2021	As reported 2021
	£m	£m	£m	£m	£m	£m
Deferred tax assets	588.8	(266.7)	322.1	565.0	(223.5)	341.5
Deferred tax liabilities	(617.5)	266.7	(350.8)	(536.0)	223.5	(312.5)
	(28.7)	—	(28.7)	29.0	—	29.0

Notes to the consolidated financial statements (continued)
17. Deferred tax (continued)
The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2022 and 2021:

	Deferred compensation	Accounting provisions and accruals	Retirement benefit obligations	Property, plant and equipment	Tax losses and credits	Share- based payments	Restructuring provisions	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
1 January 2021	49.5	109.5	57.9	80.9	90.3	21.4	56.4	11.6	477.5
Acquisition of subsidiaries	—	—	—	—	—	—	—	0.9	0.9
Credit/(charge) to income	58.2	0.3	1.2	(15.9)	19.7	9.9	9.1	(1.6)	80.9
Charge to other comprehensive income	—	—	(3.0)	—	—	—	—	—	(3.0)
Credit to equity	—	—	—	—	—	11.9	—	—	11.9
Exchange differences and other movements	0.8	(3.6)	(2.7)	3.0	0.5	0.3	(4.4)	2.9	(3.2)
31 December 2021	108.5	106.2	53.4	68.0	110.5	43.5	61.1	13.8	565.0
Acquisition of subsidiaries	—	—	—	—	—	—	—	1.1	1.1
(Charge)/credit to income	(38.7)	3.3	(2.9)	(10.0)	5.0	1.3	21.2	(14.2)	(35.0)
Charge to other comprehensive income	—	—	(7.0)	—	—	—	—	—	(7.0)
Charge to equity	—	—	—	—	—	(15.5)	—	—	(15.5)
Exchange differences and other movements	4.5	10.6	4.5	43.6	7.0	3.0	2.3	4.7	80.2
31 December 2022	74.3	120.1	48.0	101.6	122.5	32.3	84.6	5.4	588.8
Other temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2022 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.
In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2022 and 2021:

	Brands and other intangibles	Associate earnings	Goodwill	Property, plant and equipment	Financial instruments	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m
1 January 2021	326.8	58.0	123.1	—	35.8	25.0	568.7
Acquisition of subsidiaries	22.5	—	—	—	—	—	22.5
(Credit)/charge to income	(19.5)	(21.4)	8.2	—	(35.5)	16.6	(51.6)
Exchange differences and other movements	(4.7)	0.2	1.9	—	(0.3)	(0.7)	(3.6)
31 December 2021	325.1	36.8	133.2	—	—	40.9	536.0
Acquisition of subsidiaries	15.1	—	—	—	—	—	15.1
(Credit)/charge to income	(12.4)	(3.5)	19.7	(14.2)	—	(10.5)	(20.9)
Charge to other comprehensive income	—	—	—	—	—	0.4	0.4
Exchange differences and other movements	24.8	3.2	20.5	37.2	—	1.2	86.9
31 December 2022	352.6	36.5	173.4	23.0	—	32.0	617.5
Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2022, the balance related to temporary differences in relation to unremitted earnings of subsidiaries, unremitted earnings of associates and other temporary differences.
At the balance sheet date, the Group has gross tax losses and other temporary differences of £7,667.4 million (2021: £6,961.4 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,259.7 million (2021: £2,259.2 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £5,407.7 million (2021: £4,702.2 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £60.3 million (2021: £63.8 million) that will expire within one to ten years, and £5,138.1 million (2021: £4,457.3 million) of losses that may be carried forward indefinitely.

Notes to the consolidated financial statements (continued)
17. Deferred tax (continued)
At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,346.1 million (2021: £1,385.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

18. Trade and other receivables
The following are included in trade and other receivables:

	2022	2021
Amounts falling due within one year	£m	£m
Trade receivables (net of loss allowance)	7,403.9	6,600.5
Work in progress	352.4	254.0
VAT and sales taxes recoverable	448.1	350.3
Prepayments	236.6	215.3
Accrued income	3,468.3	3,435.7
Fair value of derivatives	5.1	2.5
Other debtors	585.3	504.0
	12,499.7	11,362.3
The ageing of trade receivables and other financial assets by due date is as follows:

	Carrying amount at 31 December 2022	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2022	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	7,475.4	6,386.5	706.4	247.1	66.8	23.5	45.1
Loss allowance	(71.5)	(1.6)	(5.8)	(6.6)	(6.6)	(13.3)	(37.6)
	7,403.9	6,384.9	700.6	240.5	60.2	10.2	7.5
Gross accrued income	3,485.6	2,027.0	603.8	450.5	376.8	27.5	—
Loss allowance	(17.3)	(0.1)	(0.2)	(0.1)	(16.9)	—	—
	3,468.3	2,026.9	603.6	450.4	359.9	27.5	—
Other financial assets	612.0	538.8	31.2	6.1	1.0	6.2	28.7
	11,484.2	8,950.6	1,335.4	697.0	421.1	43.9	36.2

	Carrying amount at 31 December 2021	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2021	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	6,671.0	5,755.6	589.8	194.4	64.0	10.6	56.6
Loss allowance	(70.5)	(2.3)	(0.2)	(1.9)	(7.5)	(4.9)	(53.7)
	6,600.5	5,753.3	589.6	192.5	56.5	5.7	2.9
Gross accrued income	3,449.6	1,947.6	619.4	448.1	307.7	126.8	—
Loss allowance	(13.9)	(1.8)	(1.0)	(0.8)	(4.3)	(6.0)	—
	3,435.7	1,945.8	618.4	447.3	303.4	120.8	—
Other financial assets	496.3	422.1	15.2	2.7	3.0	2.7	50.6
	10,532.5	8,121.2	1,223.2	642.5	362.9	129.2	53.5
Other financial assets are included in other debtors.

Notes to the consolidated financial statements (continued)
18. Trade and other receivables (continued)
Past due amounts are not impaired where collection is considered likely.

	2022	2021
Amounts falling due after more than one year	£m	£m
Prepayments	3.9	3.0
Fair value of derivatives	0.6	0.5
Other debtors	214.1	149.1
	218.6	152.6
The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.
Other debtors falling due after more than one year for 31 December 2022 includes £15.4 million in relation to pension plans in surplus. The corresponding figure for 31 December 2021 is included in provision for post employment benefits.

	2022	2021	2020
	£m	£m	£m
Loss allowance
At beginning of year	70.5	112.5	111.7
New acquisitions	—	3.7	3.5
Charged to the income statement	29.1	17.2	50.6
Released to the income statement	(8.4)	(27.9)	(9.8)
Exchange adjustments	5.1	(1.7)	(2.8)
Utilisations and other movements	(24.8)	(33.3)	(40.7)
At end of year	71.5	70.5	112.5
The loss allowance is equivalent to 1.0% (2021: 1.1%, 2020: 1.7%) of gross trade accounts receivables.
Impairment losses on work in progress, accrued income and other debtors were immaterial for the years presented.
The Group considers that the carrying amount of trade and other receivables approximates their fair value.
Expected credit losses
Given the short-term nature of the Group’s trade receivables, work in progress, and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment, and the level of credit insurance the Group has along with historical and forward-looking information. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

19. Trade and other payables: amounts falling due within one year
The following are included in trade and other payables falling due within one year:

	2022	2021
	£m	£m
Trade payables	11,182.3	10,596.9
Deferred income	1,599.0	1,334.0
Payments due to vendors (earnout agreements)	62.0	85.6
Liabilities in respect of put option agreements with vendors	18.8	58.4
Fair value of derivatives	58.0	6.4
Share repurchases - close period commitments[1]	—	211.7
Other creditors and accruals	2,914.8	2,959.3
	15,834.9	15,252.3
Note
1During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
The Group considers that the carrying amount of trade and other payables approximates their fair value.

Notes to the consolidated financial statements (continued)
19. Trade and other payables: amounts falling due within one year (continued)
In all material respects, deferred income at 31 December 2021 was recognised as revenue during the year. Other than business-as-usual movements, and deferred income acquired on the acquisition of subsidiaries, there were no other significant changes in contract liability balances during the year.

20. Trade and other payables: amounts falling due after more than one year
The following are included in trade and other payables falling due after more than one year:

	2022	2021
	£m	£m
Payments due to vendors (earnout agreements)	98.1	111.1
Liabilities in respect of put option agreements with vendors	323.3	333.1
Fair value of derivatives	—	47.2
Other creditors and accruals	69.5	128.5
	490.9	619.9
The Group considers that the carrying amount of trade and other payables approximates their fair value.
The following table sets out payments due to vendors, comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2022	2021
	£m	£m
Within one year	62.0	85.6
Between one and two years	19.5	24.0
Between two and three years	27.6	35.7
Between three and four years	28.6	51.4
Between four and five years	22.4	—
	160.1	196.7
The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2022	2021
	£m	£m
Within one year	18.8	58.4
Between one and two years	5.2	15.1
Between two and three years	76.6	14.4
Between three and four years	99.2	99.0
Between four and five years	74.8	76.6
Over five years	67.5	128.0
	342.1	391.5

21. Bank overdrafts, bonds and bank loans
Amounts falling due within one year:

	2022	2021
	£m	£m
Bank overdrafts	505.7	342.3
Corporate bonds and bank loans	663.3	224.9
	1,169.0	567.2
The Group considers that the carrying amount of bank overdrafts approximates their fair value.

Notes to the consolidated financial statements (continued)
21. Bank overdrafts, bonds and bank loans (continued)

Amounts falling due after more than one year:

	2022	2021
	£m	£m
Corporate bonds and bank loans	3,801.8	4,216.8
The Group estimates that the fair value of corporate bonds is £4,049.1 million at 31 December 2022 (2021: £4,790.3 million). The fair values of the corporate bonds are based on quoted market prices and is within Level 1 of the fair value hierarchy.
The Group considers that the carrying amount of bank loans of £nil (2021: £14.7 million) approximates their fair value.
The corporate bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2022	2021
	£m	£m
Within one year	1,169.0	567.2
Between one and two years	618.0	629.2
Between two and three years	441.5	550.4
Between three and four years	658.8	418.8
Between four and five years	661.1	623.6
Over five years	1,422.4	1,994.8
	4,970.8	4,784.0

22. Provisions for liabilities and charges
The movements in 2022 and 2021 were as follows:

	Property £m	Other £m	Total £m
1 January 2021	76.7	229.6	306.3
Charged to the income statement	25.2	35.8	61.0
Acquisitions[1]	—	7.3	7.3
Utilised	(7.0)	(69.9)	(76.9)
Released to the income statement	(18.3)	(25.0)	(43.3)
Other movements	(5.2)	18.9	13.7
Exchange adjustments	(0.8)	1.2	0.4
31 December 2021	70.6	197.9	268.5
Charged to the income statement	8.1	6.4	14.5
Acquisitions[1]	—	1.3	1.3
Utilised	(12.8)	(37.2)	(50.0)
Released to the income statement	(3.2)	(22.2)	(25.4)
Other movements	(4.8)	17.8	13.0
Exchange adjustments	4.9	17.8	22.7
31 December 2022	62.8	181.8	244.6
Note
1Acquisitions include £1.3 million (2021: £7.3 million) of provisions arising from revisions to fair value adjustments related to the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.
The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.
The utilisation of "Other" provisions in 2021 is primarily driven by litigation settlements.

Notes to the consolidated financial statements (continued)

23. Share-based payments
Charges for share-based incentive plans were as follows:

	2022	2021	2020
	£m	£m	£m
Share-based payments	122.0	99.6	74.4
Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.
As of 31 December 2022, there was £200.7 million (2021: £203.4 million) of total unrecognised compensation cost related to the Group’s restricted stock plans.
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
The 2020, 2021 and 2022 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.
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
For EPSP awards granted between 2017 and 2018 there are three performance criteria, each constituting one-third of the vesting value, and each measured over the performance period:
(i) TSR against a comparator group of companies. Threshold performance (equating to ranking in the 50th percentile of the comparator group) will result in 15% vesting of the part of the award dependent on TSR. The maximum vest of 100% will arise if performance ranks in the 90th percentile, with a sliding scale of vesting for performance between threshold and maximum.
(ii) Headline diluted earnings per share. The performance range is 7% to 14% compound annual growth. Threshold performance will result in 15% vesting, maximum performance will result in 100% vesting. There is a sliding vesting scale in between threshold and maximum.
(iii) Return on equity (ROE). Average annual ROE is defined as headline diluted EPS divided by the balance sheet value per share of shareholders’ equity. The performance range is 15-18% average annual ROE. Threshold performance will result in 15% vesting, maximum performance will result in 100% vesting. There is a sliding vesting scale in between threshold and maximum.
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
Leadership Share Awards
WPP Leadership Awards are conditional stock awards made to around 1,900 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.
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
Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2022 number m		Granted number m		Forfeited number m		Vested number m		Non-vested 31 December 2022 number m
Executive Performance Share Plan (EPSP)	16.7		6.1		(2.2)		(0.2)		20.4
Performance Share Awards (PSA)	3.1		4.0		(0.2)		(2.8)		4.1
Leadership Share Awards	10.4		4.9		(1.2)		(2.8)		11.3

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	900	p	1,025	p	1,055	p	613	p	924	p
Performance Share Awards (PSA)	604	p	911	p	798	p	519	p	952	p
Leadership Share Awards	922	p	787	p	881	p	795	p	899	p

	Non-vested 1 January 2021 number m		Granted number m		Forfeited number m		Vested number m		Non-vested 31 December 2021 number m
Executive Performance Share Plan (EPSP)	13.0		6.1		(2.2)		(0.2)		16.7
Performance Share Awards (PSA)	4.3		0.4		(0.2)		(1.4)		3.1
Leadership Share Awards	11.0		3.6		(1.1)		(3.1)		10.4

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	943	p	951	p	1,289	p	833	p	900	p
Performance Share Awards (PSA)	675	p	666	p	534	p	859	p	604	p
Leadership Share Awards	831	p	990	p	853	p	709	p	922	p
The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2022 was £65.4 million (2021: £64.1 million, 2020: £71.6 million).

24. Provision for post-employment benefits
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2022	2021	2020
	£m	£m	£m
Defined contribution plans	191.3	162.8	157.8
Defined benefit plans charge to operating profit	13.5	14.9	13.9
Pension costs (note 5)	204.8	177.7	171.7
Net interest expense on pension plans (note 6)	2.2	1.8	2.9
	207.0	179.5	174.6
Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2022.
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

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2022 amounted to £24.0 million (2021: £16.7 million, 2020: £20.3 million). Employer contributions and benefit payments in 2023 are expected to be approximately £20.0 million.
(a)Assumptions
There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2022	2021	2020	2019
	% pa	% pa	% pa	% pa
UK
Discount rate[1]	5.1	1.8	1.3	2.0
Rate of increase in pensions in payment	4.4	4.5	4.4	4.4
Inflation	3.0	3.2	2.8	2.6
North America
Discount rate[1]	5.2	2.6	2.0	3.0
Rate of increase in salaries[2]	n/a	n/a	3.0	3.0
Western Continental Europe
Discount rate[1]	4.1	1.2	0.9	1.2
Rate of increase in salaries	2.5	2.3	2.2	2.2
Rate of increase in pensions in payment	2.0	1.8	1.8	1.8
Inflation	2.0	1.7	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	6.4	5.3	4.2	4.6
Rate of increase in salaries	5.7	5.6	5.2	6.1
Inflation	3.4	3.7	3.7	3.7
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

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
At 31 December 2022, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	22.3	21.9	23.6	21.0	12.7
Current pensioners (at age 65) – female	24.0	23.3	25.1	24.0	15.5
Future pensioners (current age 45) – male	24.0	23.3	25.6	23.2	12.7
Future pensioners (current age 45) – female	25.7	24.7	27.1	25.9	15.5
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
The life expectancies after age 65 at 31 December 2021 were 22.3 years and 24.0 years for male and female current pensioners (at age 65) respectively, and 24.1 years and 25.8 years for male and female future pensioners (current age 45), respectively.
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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	8.5	7.5	10.0	9.7	5.9
Expected benefit payments over the next ten years (£m)
Benefits expected to be paid within 12 months	46.6	21.7	12.7	5.8	6.4
Benefits expected to be paid in 2024	43.5	21.1	12.7	6.1	3.6
Benefits expected to be paid in 2025	44.5	20.6	13.4	6.0	4.5
Benefits expected to be paid in 2026	46.4	21.2	13.4	6.4	5.4
Benefits expected to be paid in 2027	44.2	21.1	12.0	6.2	4.9
Benefits expected to be paid in the next five years	213.2	93.5	56.5	33.9	29.3
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

	(Decrease)/increase in benefit obligation
	2022	2021
Sensitivity analysis of significant actuarial assumptions	£m	£m
Discount rate
Increase by 25 basis points:
UK	(3.6)	(7.6)
North America	(4.4)	(6.4)
Western Continental Europe	(2.0)	(3.4)
Other[1]	(0.5)	(0.6)
Decrease by 25 basis points:
UK	3.8	8.0
North America	4.6	6.6
Western Continental Europe	2.1	3.6
Other[1]	0.6	0.6
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	0.5	0.8
Other[1]	0.5	0.5
Decrease by 25 basis points:
Western Continental Europe	(0.5)	(0.8)
Other[1]	(0.5)	(0.5)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	0.7	0.9
Western Continental Europe	1.1	1.7
Decrease by 25 basis points:
UK	(0.6)	(0.9)
Western Continental Europe	(1.0)	(1.7)
Life expectancy
Increase in longevity by one additional year:
UK	6.8	13.3
North America	4.2	5.3
Western Continental Europe	2.6	4.2
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
(b) Assets and liabilities
At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2022		2021		2020
	£m	%	£m	%	£m	%
Equities	26.7	6.2	31.8	5.8	41.6	6.7
Bonds	208.8	48.5	259.7	47.0	284.2	46.1
Insured annuities	149.2	34.7	222.5	40.3	252.8	41.0
Property	1.4	0.3	1.0	0.2	0.7	0.1
Cash	18.1	4.2	15.3	2.8	14.7	2.4
Other	26.3	6.1	21.8	3.9	22.6	3.7
Total fair value of assets	430.5	100.0	552.1	100.0	616.6	100.0
Present value of liabilities	(552.6)		(688.5)		(772.7)
Deficit in the plans	(122.1)		(136.4)		(156.1)
Irrecoverable surplus	—		(0.2)		(0.6)
Net liability[1]	(122.1)		(136.6)		(156.7)
Plans in surplus[2]	15.4		30.1		27.2
Plans in deficit	(137.5)		(166.7)		(183.9)
Notes
1    The related deferred tax asset is discussed in note 17.
2 The net asset related to plans in surplus of £15.4 million for 31 December 2022 is recorded in the consolidated balance sheet within other debtors. The corresponding figures for 31 December 2021 and 31 December 2020 are recorded in provision for post-employment benefits.
All plan assets have quoted prices in active markets with the exception of insured annuities and other assets. The value of insured annuities is equal to the value of the pension benefits covered by the annuities.

	2022	2021	2020
Surplus/(deficit) in plans by region	£m	£m	£m
UK	2.3	0.4	0.7
North America	(37.1)	(28.1)	(37.9)
Western Continental Europe	(52.6)	(74.0)	(85.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(34.7)	(34.7)	(33.0)
Deficit in the plans	(122.1)	(136.4)	(156.1)
Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.
The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2022 Surplus/ (deficit) £m	2022 Present value of liabilities £m	2021 Surplus/ (deficit) £m	2021 Present value of liabilities £m	2020 Surplus/ (deficit) £m	2020 Present value of liabilities £m
Funded plans by region
UK	2.3	(155.5)	0.4	(231.9)	0.7	(262.7)
North America	4.1	(208.5)	20.1	(237.9)	17.4	(271.8)
Western Continental Europe	(29.1)	(67.9)	(45.1)	(87.6)	(38.6)	(84.3)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(4.1)	(25.4)	(6.4)	(25.7)	(5.8)	(24.1)
Deficit/liabilities in the funded plans	(26.8)	(457.3)	(31.0)	(583.1)	(26.3)	(642.9)
Unfunded plans by region
North America	(41.2)	(41.2)	(48.2)	(48.2)	(55.3)	(55.3)
Western Continental Europe	(23.5)	(23.5)	(28.9)	(28.9)	(47.3)	(47.3)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(30.6)	(30.6)	(28.3)	(28.3)	(27.2)	(27.2)
Deficit/liabilities in the unfunded plans	(95.3)	(95.3)	(105.4)	(105.4)	(129.8)	(129.8)
Deficit/liabilities in the plans	(122.1)	(552.6)	(136.4)	(688.5)	(156.1)	(772.7)

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.
(c) Pension expense
The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2022	2021	2020
	£m	£m	£m
Service cost[1]	10.4	12.6	12.0
Administrative expenses	3.1	2.3	1.9
Charge to operating profit	13.5	14.9	13.9
Net interest expense on pension plans	2.2	1.8	2.9
Charge to profit before taxation for defined benefit plans	15.7	16.7	16.8
Note
1Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2022	2021	2020
	£m	£m	£m
Return on plan assets (excluding interest income)	(127.6)	(29.3)	57.2
Changes in demographic assumptions underlying the present value of the plan liabilities	0.6	(3.6)	3.8
Changes in financial assumptions underlying the present value of the plan liabilities	143.5	31.1	(54.0)
Experience (loss)/gain arising on the plan liabilities	(0.1)	15.7	(4.4)
Change in irrecoverable surplus	0.2	0.4	(0.6)
Actuarial gain recognised in OCI	16.6	14.3	2.0
(d) Movement in plan liabilities
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2022	2021	2020
	£m	£m	£m
Plan liabilities at beginning of year	688.5	772.7	767.5
Service cost[1]	10.4	12.6	12.0
Interest cost	15.5	12.0	17.0
Actuarial (gain)/loss:
Effect of changes in demographic assumptions	(0.6)	3.6	(3.8)
Effect of changes in financial assumptions	(143.5)	(31.1)	54.0
Effect of experience adjustments	0.1	(15.7)	4.4
Benefits paid	(52.0)	(59.5)	(59.6)
Loss/(gain) due to exchange rate movements	40.4	(6.1)	(4.2)
Settlement payments	(8.7)	(0.3)	(17.0)
Other[2]	2.5	0.3	2.4
Plan liabilities at end of year	552.6	688.5	772.7
Notes
1    Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
2    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)
24. Provision for post-employment benefits (continued)
(e) Movement in plan assets
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2022	2021	2020
	£m	£m	£m
Fair value of plan assets at beginning of year	552.1	616.6	608.5
Interest income on plan assets	13.3	10.2	14.1
Return on plan assets (excluding interest income)	(127.6)	(29.3)	57.2
Employer contributions	24.0	16.7	20.3
Benefits paid	(52.0)	(59.5)	(59.6)
Gain/(loss) due to exchange rate movements	31.5	(0.6)	(6.8)
Settlement payments	(8.7)	(0.3)	(17.0)
Administrative expenses	(3.1)	(1.8)	(1.9)
Other[1]	1.0	0.1	1.8
Fair value of plan assets at end of year	430.5	552.1	616.6
Actual return on plan assets	(114.3)	(19.1)	71.3
Note
1Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

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
The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings (including cross currency swaps) at 31 December 2022 were primarily made up of $1,667 million, £1,094 million and €2,350 million (2021: $1,667 million, £1,094 million and €2,600 million). The Group’s average gross debt during the course of 2022 was $1,667 million, £1,094 million and €2,404 million (2021: $1,934 million, £1,094 million and €2,600 million).
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
Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.18% for an average period of 60 months; 100% of the sterling debt is at a fixed rate of 2.97% for an average period of 143 months; and 100.0% of the euro debt is at fixed rates averaging 2.21% for an average period of 55 months.
Going concern and liquidity risk
In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The impact of the Russian invasion of Ukraine and sanctions response from governments has been considered. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2022 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 28% in 2023. The likelihood of such a decline is considered remote as compared to Company expectations and external benchmarks, including previously witnessed declines in times of economic stress or external forces such as the pandemic. The modelling in this extreme scenario includes cost mitigations of 70% of the decline in revenue less pass-through costs and the suspension of the share buyback programme and dividend. Further measures that were not included in the modelling, should the Company face such an extreme scenario, include the reduction of capital expenditure and acquisitions. Therefore, the Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which give rise to a significant going concern risk.
At 31 December 2022, the Group has access to £6.6 billion of committed facilities with maturity dates spread over the years 2023 to 2046 as illustrated below:

		2023	2024	2025	2026	2027 +
		£m	£m	£m	£m	£m
£ bonds £400m (2.875% 2046)	400.0					400.0
US bond $220m (5.625% 2043)	181.9					181.9
US bond $93m (5.125% 2042)	76.8					76.8
£ bonds £250m (3.75% 2032)	250.0					250.0
Eurobonds €600m (1.625% 2030)	531.2					531.2
Eurobonds €750m (2.375% 2027)	664.0					664.0
Eurobonds €750m (2.25% 2026)	664.0				664.0
Bank revolver ($2,500m 2026)	2,069.0				2,069.0
Eurobonds €500m (1.375% 2025)	442.7			442.7
US bond $750m (3.75% 2024)	620.7		620.7
Eurobonds €750m (3.0% 2023)	664.0	664.0
Total committed facilities available	6,564.3	664.0	620.7	442.7	2,733.0	2,103.9
Drawn down facilities at 31 December 2022	4,495.3	664.0	620.7	442.7	664.0	2,103.9
Undrawn committed credit facilities	2,069.0
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
The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of loss allowances, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 6% of total trade receivables as at 31 December 2022 or 31 December 2021.
The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

Notes to the consolidated financial statements (continued)
25. Risk management policies (continued)
Effects of Hedge Accounting on the Financial Position and Performance
The effects of the hedging instruments on the Group's financial position and performance are as follows:

	2022	2021
(i) Cash flow hedges of foreign currency risk
Carrying amount of derivative hedging instruments[1]	£(6.6)m	£(48.0)m
Notional amount of hedged items	€1,000.0m	€1,000.0m
Notional amount of hedging instruments	€1,000.0m	€1,000.0m
Maturity date	2023-2025	2023-2025
Hedge ratio	1:1	1:1
Change in value of hedged item used to determine hedge effectiveness	£38.5m	£(38.0)m
Change in value of hedging instruments used to determine hedge effectiveness	£(41.4)m	£35.5m
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	£2.9m	£2.5m
Weighted average hedged rate for the year	3.2%	3.2%
(ii) Net investment hedges of foreign currency risk
Carrying amount of derivative hedging instruments[1]	£(46.9)m	£0.7m
Carrying amount of non-derivative hedging instruments (bonds and bank loans)	£(879.5)m	£(879.5)m
Notional amount of hedging instruments	$1,666.8m	$1,666.8m
Notional amount of hedged net assets	$1,666.8m	$1,666.8m
Hedge ratio	1:1	1:1
Change in value of hedged item used to determine hedge effectiveness	£(141.5)m	£45.5m
Change in value of hedging instrument used to determine hedge ineffectiveness	£141.5m	£(45.5)m
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	—	—
Weighted average hedged rate for the year (USD/GBP)	1.2083	1.3532
Note
1This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet.
Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.
Currency risk
A 10% weakening of sterling against the Group’s major currencies would result in the following impacts on the income statement and equity, which would arise on the retranslation of foreign currency denominated borrowings and derivatives. A 10% strengthening of sterling would have an equal and opposite effect.

	Impact on income statement		Impact on equity
	2022	2021	2022	2021
	£m	£m	£m	£m
US dollar	(179.6)	0.7	34.6	64.0
Euro	78.9	17.4	(11.3)	(49.9)
Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2022 would increase profit before tax by approximately £19.9 million (2021: £33.3 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.

Notes to the consolidated financial statements (continued)

26. Financial Instruments
Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets. The Group designates foreign currency denominated debt as hedging instruments against the exposure to movements in the spot translation rates associated with the translation of its foreign operations.
The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange risk and interest rate risk on its borrowings. Contracts due in November 2023 have receipts of €500.0 million and payments of $604.2 million. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.
Critical terms of hedging instruments and hedged items are transacted to match on a 1:1 ratio by notional values. Hedge ineffectiveness can nonetheless arise from inherent differences between derivatives and non-derivative instruments and other market factors including credit, correlations, supply and demand, and market volatilities. In addition, hedge ineffectiveness can arise as a result of the currency basis being included in the hedge designation. Hedge accounting is discontinued when a hedging relationship no longer qualifies for hedge accounting.
At 31 December 2022, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £52.7 million (2021: £46.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £0.6 million (2021: £0.5 million) assets included in trade and other receivables and £53.3 million (2021: £47.2 million) liabilities included in trade and other payables. The fair value of currency derivatives is based on the present value of contractual cash flows using foreign currency and interest rate forward market curves at the balance sheet date. The amounts taken to and deferred in equity during the year for currency derivatives that are designated and effective hedges was a debit of £141.5 million (2021: credit of £45.5 million) for net investment hedges and a credit of £38.5 million (2021: debit of £38.0 million) for cash flow hedges.
For cash flow hedge arrangements, amounts of a credit of £38.5 million (2021: debit of £38.0 million) representing the effective portion of the gain or loss on the hedging instrument were taken to equity, and reclassified to profit or loss in the same period when the related foreign exchange impact on the associated hedged item affected profit or loss.
Changes in the fair value relating to the ineffective portion of the currency derivatives that are designated hedges amounted to £2.7 million (2021: £2.5 million) which is included within revaluation and retranslation of financial instruments in the income statement. At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £1,004.8 million (2021: £764.8 million). The Group estimates the fair value of these contracts to be a net asset of £0.4 million (2021: net liability of £3.9 million).
As at 31 December 2022, the Group had designated its $93 million bond, $750 million bond, $220 million bond, and $604 million leg of its cross currency swap, as the hedging instruments in a net investment hedge relationship. The Group has designated its €500 million leg of its cross currency swap as the hedging instrument in a cash flow hedge. Possible sources of ineffectiveness include any impairments to the Group's net investment in US dollars. The hedges are documented and are assessed for effectiveness on an ongoing basis. Both hedge relationships were effective during the year.
These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.
An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2022
Other investments	—	255.7	114.1	—	369.8
Cash and short-term deposits	—	—	—	2,491.5	2,491.5
Bank overdrafts, bonds and bank loans	—	—	—	(1,169.0)	(1,169.0)
Bonds and bank loans	—	—	—	(3,801.8)	(3,801.8)
Trade and other receivables: amounts falling due within one year	—	—	—	11,338.0	11,338.0
Trade and other receivables: amounts falling due after more than one year	—	—	—	146.2	146.2
Trade and other payables: amounts falling due within one year	—	—	—	(11,283.0)	(11,283.0)
Trade and other payables: amounts falling due after more than one year	—	—	—	(0.9)	(0.9)
Derivative assets	0.6	5.1	—	—	5.7
Derivative liabilities	(53.3)	(4.7)	—	—	(58.0)
Payments due to vendors (earnout agreements)	—	(160.1)	—	—	(160.1)
Liabilities in respect of put options	—	(342.1)	—	—	(342.1)
	(52.7)	(246.1)	114.1	(2,279.0)	(2,463.7)

Notes to the consolidated financial statements (continued)
26. Financial Instruments (continued)

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2021
Other investments	—	228.3	90.0	—	318.3
Cash and short-term deposits	—	—	—	3,882.9	3,882.9
Bank overdrafts, bonds and bank loans	—	—	—	(567.2)	(567.2)
Bonds and bank loans	—	—	—	(4,216.8)	(4,216.8)
Trade and other receivables: amounts falling due within one year	—	—	—	10,448.0	10,448.0
Trade and other receivables: amounts falling due after more than one year	—	—	—	84.5	84.5
Trade and other payables: amounts falling due within one year	—	—	—	(10,674.8)	(10,674.8)
Trade and other payables: amounts falling due after more than one year	—	—	—	(1.5)	(1.5)
Derivative assets	0.5	2.5	—	—	3.0
Derivative liabilities	(47.2)	(6.4)	—	—	(53.6)
Payments due to vendors (earnout agreements)	—	(196.7)	—	—	(196.7)
Liabilities in respect of put options	—	(391.5)	—	—	(391.5)
	(46.7)	(363.8)	90.0	(1,044.9)	(1,365.4)
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

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2022
Derivatives in designated hedge relationships
Derivative assets	—	0.6	—	0.6
Derivative liabilities	—	(53.3)	—	(53.3)
Held at fair value through profit or loss
Other investments	0.4	—	255.3	255.7
Derivative assets	—	5.1	—	5.1
Derivative liabilities	—	(4.7)	—	(4.7)
Payments due to vendors (earnout agreements)	—	—	(160.1)	(160.1)
Liabilities in respect of put options	—	—	(342.1)	(342.1)
Held at fair value through other comprehensive income
Other investments	10.9	—	103.2	114.1

Notes to the consolidated financial statements (continued)
26. Financial Instruments (continued)

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2021
Derivatives in designated hedge relationships
Derivative assets	—	0.5	—	0.5
Derivative liabilities	—	(47.2)	—	(47.2)
Held at fair value through profit or loss
Other investments	0.4	—	227.9	228.3
Derivative assets	—	2.5	—	2.5
Derivative liabilities	—	(6.4)	—	(6.4)
Payments due to vendors (earnout agreements)	—	—	(196.7)	(196.7)
Liabilities in respect of put options	—	—	(391.5)	(391.5)
Held at fair value through other comprehensive income
Other investments	27.9	—	62.1	90.0
There have been no transfers between these levels in the years presented.
Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Liabilities in respect of put options		Other investments
	£m	£m		£m
1 January 2021	(114.3)	(110.7)		366.6
Losses recognised in the income statement	(58.7)	(40.6)		(7.7)
Losses recognised in other comprehensive income	—	—		(42.8)
Exchange adjustments	1.0	1.3		—
Additions	(81.7)	(247.7)	1	5.9
Disposals	—	—		(32.0)
Cancellations	—	0.8		—
Settlements	57.0	5.4		—
31 December 2021	(196.7)	(391.5)		290.0
Gains recognised in the income statement	26.2	27.9		23.1
Losses recognised in other comprehensive income	—	—		(5.3)
Exchange adjustments	(14.3)	(39.9)		—
Additions	(46.7)	(5.0)		66.7
Disposals	—	—		(16.0)
Cancellations	—	11.0		—
Settlements	71.4	55.4		—
31 December 2022	(160.1)	(342.1)		358.5
Note
1During 2021, the Group merged Finsbury Glover Hering and Sard Verbinnen & Co to form a leading global strategic communications firm. As a part of this transaction, certain management acquired shares in the Company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in additions to liabilities in respect of put options in the year of £219.6 million.
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
As of 31 December 2022, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £226 million (2021: £nil to £124 million) and £nil to £695 million (2021: £nil to £595 million), respectively. The decrease in the maximum potential undiscounted amount of future payments for all earnout agreements is due to earnout

Notes to the consolidated financial statements (continued)
26. Financial Instruments (continued)
arrangements that have completed and payments made on active arrangements during the year, and exchange adjustments, partially offset by earnout arrangements related to new acquisitions.
At 31 December 2022, the weighted average growth rate in estimating future financial performance was 12.4% (2021: 16.7%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2022 was 7.6% (2021: 6.5%).
A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £9.1 million (2021: £6.0 million) and £6.9 million (2021: £6.6 million), respectively.
A 0.5 percentage point increase or decrease in the risk-adjusted discount rate would decrease or increase the combined liabilities by approximately £7.3 million (2021: £8.6 million) and £7.4 million (2021: £8.9 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.
Other investments
The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.
During the year, Imagina stepped down from interests in associates to other investments and this investment has been designated as fair value through other comprehensive income. The fair value of Imagina as at 31 December 2022 was £61.6 million.

27. Authorised and issued share capital

	Equity Ordinary Shares	Nominal Value £m
Authorised
At 1 January 2020	1,750,000,000	175.0
At 31 December 2020	1,750,000,000	175.0
At 31 December 2021	1,750,000,000	175.0
At 31 December 2022	1,750,000,000	175.0

Issued and fully paid
At 1 January 2020	1,328,167,813	132.8
Exercise of share options	1,000	—
Share cancellations	(32,088,571)	(3.2)
At 31 December 2020	1,296,080,242	129.6
Exercise of share options	534,800	—
Share cancellations	(72,155,492)	(7.2)
At 31 December 2021	1,224,459,550	122.4
Exercise of share options	125,700	—
Share cancellations	(83,157,954)	(8.3)
At 31 December 2022	1,141,427,296	114.1
Company’s own shares
The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group’s share-based incentive plans.
The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2022 was 1,211,974 (2021: 5,803,641, 2020: 4,863,244), and £9.9 million (2021: £65.0 million, 2020: £38.9 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2022 was 70,489,953 (2021: 70,489,953, 2020: 70,748,100) and £578.2 million (2021: £789.1 million, 2020: £566.0 million) respectively.

Notes to the consolidated financial statements (continued)
27. Authorised and issued share capital (continued)
Share options
WPP Worldwide Share Ownership Programme (WWOP)
As at 31 December 2022, unexercised options over ordinary shares of 897,900 and unexercised options over ADRs of 148,225 have been granted under the WPP Worldwide Share Ownership Programme as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
696,975	13.145	2017-2024
3,625	13.145	2018-2024
196,675	13.505	2016-2023
625	13.505	2017-2023

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
80,265	102.670	2017-2024
67,960	110.760	2016-2023
WPP Share Option Plan 2015 (WSOP)
As at 31 December 2022, unexercised options over ordinary shares of 13,567,625 and unexercised options over ADRs of 1,546,280 have been granted under the WPP Share Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
10,125	7.344	2023-2027
2,045,200	7.344	2023-2030
7,875	8.372	2021-2025
1,017,925	8.372	2021-2028
232,625	8.684	2025-2029
3,150,575	8.684	2025-2032
9,375	9.600	2022-2026
1,618,875	9.600	2022-2029
2,581,000	11.065	2023-2030
8,250	13.085	2020-2024
1,141,850	13.085	2020-2027
802,475	15.150	2018-2025
4,375	15.150	2019-2025
6,750	17.055	2019-2023
930,350	17.055	2019-2026

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
226,670	48.950	2023-2030
366,420	52.600	2025-2032
136,260	53.140	2021-2028
189,600	62.590	2022-2029
294,270	73.780	2023-2030
131,040	88.260	2020-2027
111,770	105.490	2020-2026
90,250	115.940	2018-2025

Notes to the consolidated financial statements (continued)
27. Authorised and issued share capital (continued)
The aggregate status of the WPP Share Option Plans during 2022 was as follows:
Movements on options granted (represented in ordinary shares)

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
WPP	6,741	—	—	(6,741)	—	—
WWOP	2,049,299	—	(2,575)	(407,699)	1,639,025	—
WSOP	19,608,150	5,224,050	(123,125)	(3,410,050)	21,299,025	3,188,675
	21,664,190	5,224,050	(125,700)	(3,824,490)	22,938,050	3,188,675

	1 January 2021	Granted	Exercised	Forfeited	Outstanding 31 December 2021	Exercisable 31 December 2021
WPP	6,741	—	—	—	6,741	6,741
WWOP	2,499,674	—	(54,050)	(396,325)	2,049,299	184,124
WSOP	17,940,725	5,155,800	(480,750)	(3,007,625)	19,608,150	14,287,525
	20,447,140	5,155,800	(534,800)	(3,403,950)	21,664,190	14,478,390
Weighted average exercise price for options over

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
Ordinary shares (£)
WPP	9.355	—	—	9.355	—	—
WWOP	12.923	—	8.458	11.565	13.224	—
WSOP	10.854	8.684	8.357	10.530	10.356	7.344
ADRs ($)
WWOP	101.693	—	—	85.706	106.379	—
WSOP	72.228	52.600	53.270	71.674	67.910	48.950

	1 January 2021	Granted	Exercised	Forfeited	Outstanding 31 December 2021	Exercisable 31 December 2021
Ordinary shares (£)
WPP	9.355	—	—	—	9.355	9.355
WWOP	12.631	—	7.304	11.803	12.923	8.458
WSOP	10.596	11.065	8.372	10.116	10.854	9.322
ADRs ($)
WWOP	98.509	—	49.313	89.225	101.693	67.490
WSOP	70.363	73.780	53.248	66.257	72.228	61.479
Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
7.344-17.055	10.534	84
Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
48.950-115.940	71.275	82
As at 31 December 2022 there was £11.1 million (2021: £10.2 million) of total unrecognised compensation costs related to share options. The cost is expected to be recognised over a weighted average period of 20 months (2021: 21 months).

Notes to the consolidated financial statements (continued)
27. Authorised and issued share capital (continued)
Share options are satisfied out of newly issued shares.
The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

		2022		2021		2020
Fair value of UK options (shares)	177.0	p	220.0	p	128.0	p
Fair value of US options (ADRs)		$11.48		$14.89		$8.95
Weighted average assumptions
UK risk-free interest rate		2.92%		0.63%		-0.02%
US risk-free interest rate		4.09%		1.16%		0.31%
Expected life (months)		48		48		48
Expected volatility		32%		34%		34%
Dividend yield		3.9%		3.4%		4.2%
Options are issued at an exercise price equal to market value on the date of grant.
The average share price of the Group for the year ended 31 December 2022 was £9.13 (2021: £9.64, 2020: £6.96) and the average ADR price for the same period was $56.80 (2021: $66.44, 2020: $44.56). The average share price of the Group for year ended 31 December 2022 approximates the weighted average share price during the periods of exercise throughout the year.
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

Notes to the consolidated financial statements (continued)

28. Other reserves
Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2020	3.2	(478.1)	—	300.2	(174.7)
Foreign exchange differences on translation of foreign operations[1]	—	—	—	79.3	79.3
Gain on net investment hedges	—	—	—	9.7	9.7
Cash flow hedges:[1]
Fair value loss arising on hedging instruments	—	—	(5.9)	—	(5.9)
Less: gain reclassified to profit or loss	—	—	5.9	—	5.9
Share of other comprehensive loss of associate undertakings	—	—	—	(61.5)	(61.5)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	—	—	—	(20.6)	(20.6)
Share cancellations	3.2	—	—	—	3.2
Recognition and remeasurement of financial instruments	—	103.5	—	—	103.5
Share purchases – close period commitments	—	252.3	—	—	252.3
Balance at 31 December 2020	6.4	(122.3)	—	307.1	191.2
Foreign exchange differences on translation of foreign operations[1]	—	—	—	(132.7)	(132.7)
Gain on net investment hedges	—	—	—	45.5	45.5
Cash flow hedges:[1]
Fair value loss arising on hedging instruments	—	—	(38.0)	—	(38.0)
Less: gain reclassified to profit or loss	—	—	38.0	—	38.0
Share of other comprehensive income of associate undertakings	—	—	—	7.3	7.3
Share cancellations	7.2	—	—	—	7.2
Recognition/derecognition of liabilities in respect of put options	—	(242.7)	—	—	(242.7)
Share purchases – close period commitments	—	(211.7)	—	—	(211.7)
Balance at 31 December 2021	13.6	(576.7)	—	227.2	(335.9)
Foreign exchange differences on translation of foreign operations	—	—	—	409.0	409.0
Loss on net investment hedges	—	—	—	(141.5)	(141.5)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	38.5	—	38.5
Less: loss reclassified to profit or loss	—	—	(38.5)	—	(38.5)
Share of other comprehensive income of associate undertakings	—	—	—	31.9	31.9
Share cancellations	8.3	—	—	—	8.3
Recognition/derecognition of liabilities in respect of put options	—	101.7	—	—	101.7
Share purchases – close period commitments	—	211.7	—	—	211.7
Balance at 31 December 2022	21.9	(263.3)	—	526.6	285.2
Note
1Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the hedging reserve and translation reserve of £38.0 million and £5.9 million, respectively.
The capital redemption reserve relates entirely to share cancellations.
The equity reserve primarily relates to the recognition of liabilities in respect of put options agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.
The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.

Notes to the consolidated financial statements (continued)
28. Other reserves (continued)
The translation reserve comprises:

	2022 £m	2021 £m	2020 £m
Balance relating to continuing net investment hedges	(143.8)	(2.3)	9.7
Balance relating to discontinued net investment hedges	(85.0)	(85.0)	(142.5)
Balance related to foreign exchange differences on translation of foreign operations[1]	755.4	314.5	439.9
	526.6	227.2	307.1
Note
1Balances for the year ended 31 December 2021 and 31 December 2020 have been re-presented following a reclassification between the hedging reserve and translation reserve of £38.0 million and £5.9 million, respectively.

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

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	1.2	46.5	47.7
Property, plant and equipment	1.3	—	1.3
Cash and cash equivalents	38.8	—	38.8
Trade receivables due within one year	27.0	—	27.0
Other current assets	13.1	1.1	14.2
Total assets	81.4	47.6	129.0
Current liabilities	(49.4)	(5.3)	(54.7)
Trade and other payables due after one year	(10.3)	(27.3)	(37.6)
Deferred tax liabilities	(0.1)	(12.4)	(12.5)
Long-term lease liabilities	(0.1)	—	(0.1)
Provisions	(0.1)	(1.2)	(1.3)
Total liabilities	(60.0)	(46.2)	(106.2)
Net assets	21.4	1.4	22.8
Non-controlling interests			(2.1)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(9.0)
Goodwill			249.3
Consideration			261.0
Consideration satisfied by:
Cash			218.3
Payments due to vendors			42.7
Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £42.7 million.
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. There continues to be no subsidiaries with non-controlling interests that are individually material to the Group.
The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2022 and the date the financial statements have been authorised for issue. There were no material acquisitions completed in the year ended 2020.

Notes to the consolidated financial statements (continued)
29. Acquisitions (continued)
Acquisitions in 2021
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
In the year ended 31 December 2022, revenue of £88.3 million (2021: £117.2 million) was reported in relation to Compas, an associate in the USA, and revenue of £42.7 million (2021: £11.3 million) was reported in relation to Kantar. All other transactions in the years presented were immaterial.

Notes to the consolidated financial statements (continued)
30. Related party transactions (continued)
The following amounts were outstanding at 31 December:

	2022	2021
	£m	£m
Amounts owed by related parties
Kantar	26.1	30.3
Other	62.4	45.7
	88.5	76.0
Amounts owed to related parties
Kantar	(10.5)	(6.2)
Other	(65.2)	(51.4)
	(75.7)	(57.6)

31. Reconciliation of profit/(loss) before taxation to headline operating profit
Reconciliation of profit/(loss) before taxation to headline operating profit:

	2022	2021	2020
	£m	£m	£m
Profit/(loss) before taxation	1,159.8	950.8	(2,790.6)
Finance and investment income	145.4	69.4	82.7
Finance costs	(359.4)	(283.6)	(312.0)
Revaluation and retranslation of financial instruments	76.0	(87.8)	(147.2)
Profit/(loss) before interest and taxation	1,297.8	1,252.8	(2,414.1)
Earnings/(loss) from associates - after interest and tax	60.4	(23.8)	136.0
Operating profit	1,358.2	1,229.0	(2,278.1)
Goodwill impairment	37.9	1.8	2,822.9
Amortisation and impairment of acquired intangible assets	62.1	97.8	89.1
Investment and other impairment charges/(reversals)	48.0	(42.4)	296.2
Intangible asset impairment	29.0	—	—
Restructuring and transformation costs	203.7	145.5	80.7
Restructuring costs in relation to COVID-19	15.1	29.9	232.5
Property related costs	18.0	—	—
Losses/(gains) on disposal of investments and subsidiaries	36.3	10.6	(7.8)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(66.5)	—	(0.6)
Litigation settlement	—	21.3	25.6
Headline operating profit	1,741.8	1,493.5	1,260.5
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit/(loss), which are included in Note 3: Costs of services and general and administrative costs.

32. Events after the reporting period
There are no material events after the reporting period that require an adjustment or a disclosure within the financial statements.