Form 20-F
period 2023-12-31
WPP plc
filed 2024-03-21
CIK 806968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2023
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
At December 31, 2023, the number of outstanding ordinary shares was 1,074,837,699 which included at such date 73,184,310 ordinary shares represented by 14,636,862 ADSs.
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

☒
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

Forward-Looking Statements
In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors,' which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise specified, content on websites is not incorporated by reference and does not form a part of this Annual Report on Form 20-F.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Overview
WPP plc and its subsidiaries (WPP) is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services across digital and traditional platforms. At 31 December 2023, the Group, excluding associates, had 114,173 employees. For the year ended 31 December 2023, the Group had revenue of £14,844.8 million and operating profit of £531.0 million.
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
Economic Risk
Adverse economic conditions, including those caused by the conflicts in Ukraine and Gaza, severe and sustained inflation in key markets where we operate, supply chain issues including around resilience affecting the distribution of our clients’ products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations.
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
Strategic Plan
The failure to successfully complete the strategic plan updated in January 2024 to lead through AI, data and technology, to accelerate growth through the power of
creative transformation, to build world-class, market-leading brands and to execute efficiently to drive financial returns through margin and cash.	A failure or delay in implementing or realising the benefits from the strategic plan may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.
Generative AI Strategy
Delayed adoption and leverage of the opportunities and commercial models offered by generative AI in the services WPP provides to its clients, as well as the overall operation of the business.

WPP may incur costs when ensuring it can comply with the introduction of artificial intelligence laws and regulations, including the EU AI Act. This will be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to.

IP laws and in particular the analysis of copyright infringement is evolving in generative AI. Where it is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client works.	Without the automation and efficiency gains offered by generative AI, we may experience increased costs and inefficiencies in our operations impacting profitability and competitiveness.

Clients will increasingly expect us to use generative AI-driven tools and technologies in our services and deliverables. If we fail to adopt generative AI at pace and evolve our commercial model, we may struggle to keep up with these demands, leading to decreased relevance and effectiveness of our services and deliverables for clients,

Falling behind competitors leveraging the opportunities generative AI offers to gain a competitive advantage could result in lost market share, decreased revenue, and reduced profitability.

We may struggle to attract and retain talent, further hindering our ability to innovate and compete.

Generated materials may infringe third-party IP resulting in legal costs and client reputation impact.

IT And Systems
We continue to undertake a series of IT transformation programmes devised to prioritise the most critical changes necessary to support the Group’s strategic plan whilst maintaining the operational performance and security of core systems.
The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions.
A failure to provide these functions could have an adverse effect on our business.

Any failure or delay in implementing the IT programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings.
Disruption and unavailability of critical systems may lead to disruption in our operations and client service delivery.

Client Loss
We compete for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology.
Client net loss to competitors or as a consequence of client consolidation, insolvency, or a reduction in marketing budgets due to a geopolitical change or shift in client spending, would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services, and consultants and consulting internet companies.
Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time.
The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, as a consequence of any loss of reputation, and may be limited by clients’ policies on conflicts of interest.

Client Concentration
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on our prospects, business, financial condition and results of operations.
A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 16.3% of revenue in the year ended 31 December 2023.
Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients or of a major assignment with them, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

Principal risk	Potential impact
Reputation
Increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.
As societal consciousness around climate change rises, our sector is seeing increased scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account their impact and stakeholder concerns around climate change.
Additionally, WPP serves some clients whose business models are under increased scrutiny, for example energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards.

People, Culture and Succession
Our performance could be adversely affected if we: do not react quickly enough to changes in our market; fail to attract, develop and retain key creative, commercial, technology and management talent; or are unable to retain and incentivise key and diverse talent; or are unable to adapt to new ways of working by balancing home and office working.

We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients.
We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

Cyber and Information Security
WPP has in the past, and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk is also likely to increase as the prevalence and sophistication of generative AI means there is potential for both human and AI-generated attacks.
Such an attack may also affect suppliers and partners through the unauthorised access to or manipulation, corruption or the destruction of data.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data.
A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.
The imposition of sanctions and the associated geopolitical situation following the conflicts in Ukraine and Gaza have triggered an increase in cyber attacks generally.
See Item 16K for further discussion on Cybersecurity.

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
If material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Failure to ensure that our networks have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.
If material weaknesses in internal controls are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected.
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

Data Privacy
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:
–Security of this type of data is exposed to escalating external threats, that are increasing in sophistication, as well as internal data breaches
–Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:
–The Group has in the past, and may in the future, experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects
–Restrictions or limitations on international data transfers could have an adverse effect on our business and operations

Principal risk	Potential impact
Taxation
We may be subject to regulations restricting our activities or effecting changes in taxation.	Changes in local or international tax rules and rates, changes arising from the application of existing rules, new demands and assessments or challenges by tax or competition authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge.
Regulatory
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement and incoming anti-fraud legislation in the countries in which we operate.
We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International.
Failure to comply or to create a culture opposed to fraud and corruption or failing to instil business practices that prevent fraud and corruption could expose us to civil and criminal sanctions.

Sanctions
We are subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.
The conflict in Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.
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
ESG Regulation and Reporting
The Group could be subject to increased costs to comply with the potential future changes in Environmental, Social and Governance (ESG) law and
regulations.

A failure to manage the complexity in carbon emission accounting for marketing and media or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.
We could be subject to increased costs to comply with potential future changes in ESG laws and regulations. This includes increasing carbon offset pricing to meet our net zero commitments.

Increased investment is also required in building renovation, electrification, embedding sustainability in AI development and supplier engagement to meet targets, including developing internal ESG capacity and capabilities.

In addition, carbon emission accounting for marketing and media is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media.

Emerging risks
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters.	This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.
ITEM 4. INFORMATION ON THE COMPANY
WPP is a leading worldwide creative transformation company offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. The Company provides these services through a number of established global, multinational and national operating companies that are organised into three reportable segments. The largest reportable segment is Global Integrated Agencies, which accounted for approximately 85% of the Company’s revenues in 2023. The remaining 15% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. The Company currently employs approximately 114,173 people in more than 100 countries.
The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2023 the Company had a market capitalisation of approximately £8,093.5 million.
The Company’s executive office is located at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL, Tel: +44 (0)20 7282 4600 and its registered office is located at 22 Grenville Street, St Helier, Jersey, JE4 8PX.

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

Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as Wunderman Thompson LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (subsequently known as Xaxis LLC and now part of Choreograph LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ Limited) in 2016. During 2018, the Company focused on simplifying its organisation with the completion of the merger of VML and Y&R to create VMLY&R as well as the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe (BCW). The merger of Wunderman and J. Walter Thompson to create Wunderman Thompson began at the end of 2018 and was finalized in 2019. In December 2019, the Company sold 60% of the Kantar group to Bain Capital Private Equity. In May 2021, WPP completed the acquisition of the remaining shares in WPP AUNZ Limited (WPP AUNZ) by way of a scheme of arrangement. During 2021, AKQA and Grey were combined to form the AKQA Group, Geometry moved into VMLY&R to create VMLY&R Commerce and the specialist agency GTB became part of VMLY&R. In December 2021, the Company announced the completion of the merger of Finsbury Glover Hering and Sard Verbinnen & Co., with the combined entity being rebranded as FGS Global in 2022. Effective in January 2023, Essence and Mediacom merged to form EssenceMediacom and Design Bridge and Superunion merged to create Design Bridge and Partners. In October 2023, the Company announced the merger of VMLY&R and Wunderman Thompson to create VML. In January 2024 the Group announced the merger of BCW and Hill & Knowlton to create Burson, which is effective in July 2024.
The Company paid £138.3 million, £282.7 million and £449.5 million in 2023, 2022 and 2021 respectively, related to acquisitions and disposals, including proceeds on disposal of investments and subsidiaries, payments in respect of earnout payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £217.2 million, £223.3 million and £293.1 million, respectively, and cash spent on share repurchases and buybacks was £53.9 million, £862.7 million and £818.5 million, respectively.
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

B. Business Overview
Introduction
Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like, headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, adjusted free cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates which we define, explain the use of and reconcile to the nearest IFRS measure on pages 21 to 24.
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
The Company is a leading worldwide creative transformation organisation offering national and multinational clients a comprehensive range of marketing and communications services.
Global Integrated Agencies
Our creative agencies develop and scale ideas that connect brands and products with consumers. Services include marketing strategy, creative ideation, production, commerce, influencer marketing, social media management and technology implementation e.g., CRM and app development. Our media agencies place creative content across digital and analogue channels to reach audiences. Services include media strategy, planning, buying and activation, commerce media, data analytics and consulting, delivered primarily through GroupM, the world’s leading media investment company, and its constituent agencies. In 2023, WPP’s integrated agency networks included Ogilvy, VMLY&R, Wunderman Thompson, AKQA, GroupM, and Hogarth. In October 2023, we announced the merger of Wunderman Thompson and VMLY&R to create VML, the world’s largest creative agency, which was effective in January 2024.
Public Relations
Our PR firms help clients manage reputation and communicate with their stakeholders, from consumers and investors to governments and NGOs. Services include media management, public affairs, reputation, risk and crisis management, social media management and strategic advisory. In 2023 our PR companies included BCW, FGS Global (formed from the combination of Finsbury Glover Hering and Sard Verbinnen & Co), and Hill & Knowlton. In January 2024 WPP announced the merger of BCW and Hill & Knowlton to create Burson, which is effective in July 2024.
Specialist Agencies
Our specialist agencies provide services by region or type. Services include brand consulting, brand identity, product and service design and corporate and brand publications. In 2023, our specialist agencies included the brand consultancies Landor and Design Bridge and Partners, and the specialist healthcare media business CMI.
During 2023, we reallocated a number of businesses between Global Integrated Agencies, Public Relations and Specialist Agencies. Prior year figures were re-presented to reflect the reallocation.
The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs attributable to each reportable segment in which the Company operates.

Revenue[1]	2023		2022		2021
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	12,594.9	84.8	12,191.9	84.5	10,887.6	85.1
Public Relations	1,262.2	8.5	1,232.4	8.5	963.5	7.5
Specialist Agencies	987.7	6.7	1,004.4	7.0	950.0	7.4
Total	14,844.8	100.0	14,428.7	100.0	12,801.1	100.0
1Intersegment sales have not been separately disclosed as they are not material.

Revenue less pass-through costs[1]	2023		2022		2021
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	9,808.2	82.8	9,743.6	82.6	8,680.4	83.5
Public Relations	1,180.0	9.9	1,161.2	9.8	914.2	8.7
Specialist Agencies	871.5	7.3	894.5	7.6	802.6	7.8
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

Revenue[1]	2023		2022		2021
	£m	% of total	£m	% of total	£m	% of total
North America[2]	5,527.6	37.2	5,549.5	38.5	4,494.2	35.1
United Kingdom	2,155.4	14.5	2,003.8	13.9	1,866.9	14.6
Western Continental Europe	3,037.2	20.5	2,876.2	19.9	2,786.3	21.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,124.6	27.8	3,999.2	27.7	3,653.7	28.5
Total	14,844.8	100.0	14,428.7	100.0	12,801.1	100.0
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £5,187.1 million (2022: £5,230.9 million, 2021: £4,220.8 million).

Revenue less pass-through costs[1]	2023		2022		2021
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,556.3	38.4	4,688.1	39.7	3,849.2	37.0
United Kingdom	1,626.3	13.7	1,537.2	13.0	1,414.3	13.6
Western Continental Europe	2,410.5	20.3	2,318.5	19.6	2,225.4	21.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,266.6	27.6	3,255.5	27.7	2,908.3	28.0
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
2North America includes the United States with revenue less pass-through costs of £4,270.6 million (2022: £4,402.0 million, 2021: £3,597.4 million).
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

Our Strategic Approach

At our Capital Markets Day in January 2024 we announced the next phase of our strategy – ‘Innovating to Lead’ – which is built on four strategic pillars:

1Lead through AI, data and technology, by building on our leadership position in the application of artificial intelligence through the acquisition of the AI research firm Satalia in 2021; organic investment in WPP Open, our AI-driven platform, client technology and data; and deep partnerships with strategic technology partners such as Adobe, Google, IBM, Microsoft, Meta and Nvidia. Our plans include annual cash investment of around £250 million in proprietary technology to support our AI and data strategy.

2Unlock the full potential of creative transformation to drive growth, expanding our client relationships by further leveraging WPP’s global scale, integrated offer in creative, media, production and PR, and capabilities in growth areas such as commerce, influencer marketing and retail media to capture share in a growing market.

3Build world-class, market-leading brands through our six powerful agency networks – VML, Ogilvy, AKQA, Hogarth, GroupM and Burson – representing close to 90% of WPP’s revenue, and in particular reap the benefits of unrivalled scale from VML as the world’s largest integrated creative agency, leverage GroupM’s simplified operating model and scale as the world’s largest media agency and establish Burson as a leading global strategic communications agency by bringing together BCW and Hill & Knowlton.

4Execute efficiently to drive strong financial returns, by delivering growth and structural cost savings from the creation of VML and Burson, and simplification of GroupM, unlocking scale advantages and further efficiency savings.

Our strategy will continue to be underpinned by a disciplined approach to capital allocation with ongoing organic investment, a progressive dividend policy and a disciplined approach to M&A, supported by a strong balance sheet and an investment grade credit rating.
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
People
•In 2023, we invested £27.9 million in learning and development opportunities for our people (2022: £31.3 million).
•We continue to focus on driving greater gender balance throughout the company. Over half (53%) of our senior managers are women (2022: 54%). In 2023, the proportion of women in executive leadership roles slightly increased to 41% (2022: 40%), and within this the proportion of women on the Executive Committee was 40%, same proportion compared with previous year. In 2023 we were once again featured in the Bloomberg Gender-Equality Index.
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
•WPP is a member of RE100 and has committed to sourcing 100% of its electricity from renewable sources by 2025. In 2023, we purchased 88% of our electricity from renewable sources (2022: 83%).
•We continue to make good progress towards our Scope 1 and 2 targets, largely driven by an increase in electricity purchased from renewable sources, as well as improved energy efficiency in our buildings as we move our people to fewer, more efficient buildings through our campus strategy. Our market based scope 1 and 2 carbon emissions per full-time equivalent employee for 2023 were 0.19 tonnes of CO2e. This represents a 17% reduction from 2022 of 0.23 tonnes of CO2e/head and a 77% reduction from our 2019 baseline.

•In 2023 we simplified our reporting to reflect our campus consolidation programme (detailed in our 2023 reporting criteria). An error was highlighted in our 2022 energy consumption caused by the complexity of our historic structure and resulting in an 8% and 6% restatement in Scope 2 market-based and location-based emissions respectively.
•The first step to limiting emissions must always be to reduce the total footprint of any product or service as far as possible. Our environment policy, introduced in 2022, sets out how we manage the cost and quality of the carbon credits we buy to offset emissions.
Clients
•We continue to strengthen our sustainability capabilities to support clients: in 2023 clients gave us a score out of ten of 8.3 for our ability to support their diversity, equity and inclusion goals (2022: 8.2) and 8.0 for our ability to support their sustainability goals.

•In 2023 we launched a client version of our Green Claims Guide and ran training for employees and clients in potentially higher-risk and higher-emissions sectors. The Guide is informed by guidance from regulators including the US Federal Trade Commission, and complemented by a legal toolkit that has been incorporated into our legal clearance process.
Communities
•In June 2020, as part of a set of commitments and actions to help combat racial injustice and support Black and ethnically marginalised talent, we set up our Racial Equity Fund, committing to invest $30 million over three years in inclusion programmes and to support external organisations. To date, we have invested $21.1 million and committed a further $1.9 million to projects kicking-off from 2024. We will continue to invest to reach our $30 million commitment.

•WPP employees around the world donated generously in 2023 to emergency relief appeals set up to support those affected by the devastating earthquakes in Turkey and Syria and then in Morocco, which we matched. In October, in response to the terrible events in Israel and Gaza, employees once again gave generously; with match funding we raised a total of ￡60,000 in partnership with the British Red Cross. We will continue to run employee match funding appeals for disaster relief.
•Our total social contribution in 2023 was £36.1 million (2022: £35.5 million). This includes pro bono work for NGOs and charities; negotiating free media space on behalf of pro bono clients, cash donations to charities, and racial equity initiatives (2022 figure excludes racial equity initiatives).
•Our pro bono work was worth £9.0 million (2022: £9.6 million) in 2023 covering a range of issues from the arts to conservation, health and human rights. We also made cash donations to charities of £3.6 million (2022: £5.2 million). This resulted in a total social investment of £12.6 million (2022: £14.8 million).
•WPP media agencies negotiated free media space worth £19.5 million on behalf of pro bono clients. Our total social contribution, taking into account cash donations, pro bono work, in kind contributions and free media space, and inclusion programmes through our Racial Equity Programme was £36.1 million (2022: £35.5 million excluding racial equity initiatives).

Clients
The Group works with 303 of the Fortune Global 500, all 30 of the Dow Jones 30, and 60 of the FTSE 100.
The Company’s 10 largest clients accounted for 16% of the Company’s revenues in the year ended 31 December 2023. No client of the Company represented more than 5% of the Company’s aggregate revenues in 2023. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 46 years.
Government Regulation
From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union, United Kingdom and other countries in which the Company operates have adopted statutes, regulations, and rulings that directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise limit the scope of the activities of the Company and its clients. Some of the foregoing relate to privacy and data protection, AI, and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

There has been a trend towards legislation and guidance on the use of AI, as well as expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, certain foods and alcoholic beverages, and to certain groups, such as children and energy companies as well as a focus on substantiated and credible green claims. Though the Company does not expect any existing or proposed regulations to have a material adverse impact on the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.
IT
The WPP Risk Subcommittee regularly reviews and monitors our data ethics, privacy and security risk, as well as our approach to regulatory and legal compliance.
Our Chief Privacy Officer leads our work on privacy, supported by our Data Protection Officer. Together, and with the WPP privacy team, they provide practical support to our agencies, promote best practices and ensure that privacy risks are well understood.
The WPP Data Privacy and Security Charter - reviewed and updated throughout the year - sets out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards.
Safer Data training, which includes content on data protection, security and privacy, must be completed by all new and current employees, as well as consultants. Throughout the year, agency and subject matter-specific training is provided across WPP. These have included sessions focused on new regulations such as the Digital Personal Data Protection Act in India.
Our privacy teams establish direct relationships with their client counterparts to ensure engagement and alignment, as well as organising training across WPP and client teams.
Our annual Data Health Checker provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support. In 2023, the average risk score was 1.6 (2022: 1.6), where five is the maximum score possible and indicates maximum risk.
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
D. Property, Plant and Equipment
The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. Owned properties are in Latin America (principally in Argentina, Brazil, Chile, Mexico, Peru and Puerto Rico), Asia (India) and in Europe (Spain and UK). Principal leased properties, which include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, Mindshare, Wavemaker, EssenceMediacom, Xaxis, Kinetic, WPP, Wunderman Thompson, AKQA, Finance+, WPP-IT, Spec Comm, Landor, Grey, Hogarth, VMLY&R, Hill & Knowlton, Ogilvy, DesignBridge	690,000
636 Eleventh Avenue, New York, NY	100% vacant held for disposition	564,000
399 Heng Feng Road, Zhabei, Shanghai	GroupM, Ogilvy, Wunderman Thompson, Hill & Knowlton, GTB, VMLY&R, VMC, Burson Cohn & Wolfe, Hogarth, Peclers	430,000
Volklinger Strasse, Dusseldorf	GroupM, Essence, Mindshare, Wavemaker, Thjnk, Scholz & Friends, VMLY&R,Hill & Knowlton, Grey, Wunderman Thompson, Ogilvy, Hogarth, Kinetic, GCI	407,000
971 Mofarrej Avenue, Sao Paulo	Ogilvy, Wunderman Thompson, VMLY&R, VMLY&R Commerce, Grey, AKQA, David, Mirum, GTB, Fbiz, Blinks Essence, Jussi, Corebiz, Enext, Try, PmWeb, Foster, Mutato, Burson Cohn & Wolfe, Maquina Cohn & Wolfe, Superunion, Hill & Knowlton, JeffreyGroup, Hogarth, WPP (Estimated Occupancy 2025).	314,000
Calle de Ríos Rosas, 26, Madrid	WPP, Finance+, Hogarth, Superunion + Lambie Nairn, Burson Cohn & Wolfe, GroupM (including: Mindshare, Mediacom, NEO, Wavemaker), Hill & Knowlton, Ogilvy, Axicom, Wunderman Thompson, The Cocktail, VMLY&R, Grey, David	382,000
The Orb at Sahar, Andheri East, Mumbai	GroupM, Wavemaker, Mindshare, Mediacom, Kinetic, Ogilvy, Grey, Wunderman Thompson, Hill & Knowlton, Landor & Fitch, VMLY&R, Genesis Burson Cohn & Wolfe, WPP	374,000

Location	Use	Approximate square footage
200 Fifth Avenue, New York, NY	100% vacant held for disposition	343,000
3 Columbus Circle, New York, NY	100% vacant held for disposition	340,000
Tower B, DLF Cyber Park, Gurugram	GroupM, Wavemaker, Mindshare, Mediacom, Ogilvy, Wunderman Thompson, Hogarth, Grey, GTB, AKQA, ADK, WPP	308,000
145-149 rue Anatole France, Levallois-Perret, Paris	Axicom, Burson Cohn & Wolfe, GroupM, Ogilvy, Peclers, Poster Conseil, Wunderman Thompson, VMLY&R, WPP (Estimated Occupancy 2023)	300,000
1 Southwark Bridge Road, London	GroupM, EssenceMediacom, Wunderman Thompson (Forecast Occupation 2024)	287,000
Via Lodovico il Moro/ Via Giuglio Richard 3, Milan	GroupM, Mindshare, Wavemaker, EssenceMediacom, MediaClub, T&P, Kinetic, WPP, Wunderman Thompson, AKQA, Grey, Fast, WPP-IT, Hogarth, Ogilvy, VMLY&R, Landor, Hill & Knowlton, Burson Cohn & Wolfe, Axicom, AQUEST	283,000
333 North Green Street, Chicago, IL	GroupM, Ogilvy, Wunderman Thompson, Hill & Knowlton, GTB, VMLY&R, Burson Cohn & Wolfe, Hogarth, Landor & Fitch, Design Bridge, WBA, Gorilla	271,000
125 Queens Quay, Toronto	GroupM, Wunderman Thompson, Ogilvy, Grey, VMLY&R, Hill+Knowlton Strategies, Burson Cohn & Wolfe, Hogarth, Landor & Fitch, SJR, Spafax, Buchanan	265,000
Jinbao & Huali Building, Beijing	Ogilvy, Wunderman Thompson, Grey, Superunion, Landor & Fitch, Hill & Knowlton	180,000
2 Southwark Bridge Road, London	Burson, Axicom, Choreograph, PSB, SJR, Metro, GCI Health, Clarion Communications, MindShare, Grey & Nexus	242,000
Sea Containers House, Upper Ground, London SE1	WPP, Landor & Fitch, Hogarth, Ogilvy, Ogilvy Health, VMLY&R, VMLY&R Commerce, Wavemaker, GroupM	225,000
Bubenska 1, Prague	EssenceMediacom, GroupM, Mindshare, Ogilvy, VMLY&R, WPP, Wavemaker, Wunderman Thompson	206,000
The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2023, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £623.5 million.
By 2025, we expect approximately 75,000 of our people will work in 47 campuses. This is revised from the previous target of 85,000 in at least 65 campuses, due to the rise in hybrid working. Consolidating into fewer, larger buildings provides an opportunity to reduce our space requirements by about 15-20% on average.
See note 12 to the consolidated financial statements for a schedule by years of lease payments as at 31 December 2023.
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
WPP is a creative transformation company with a service offering that allows us to meet the present and future needs of our clients. Our business model is client-centric, and we leverage resources and skills across our internal structures to provide the best possible service. The Company offers services in three reportable segments:
•Global Integrated Agencies
•Public Relations
•Specialist Agencies
In 2023, approximately 85% of the Company’s consolidated revenues were derived from Global Integrated Agencies, with the remaining 15% of its revenues being derived from the remaining two segments.

In 2023, our industry felt the impact of a tougher economic environment. Spending by clients in the consumer packaged goods sector – WPP’s largest segment – grew well, but this was offset by a more cautious approach to marketing spend in other sectors, and notably lower spend from technology clients.
Against this challenging backdrop, our performance was resilient, with growth in like-for-like revenue of 3.2%. Strong growth in the UK and India was set against weaker trading in the US, China and Germany. Thanks to disciplined cost control, we were able to grow our like-for-like headline operating margin in 2023, while continuing to invest in AI, data, technology and talent.
GroupM, our media investment business, grew well, and Ogilvy – supported by major new client assignments – also performed strongly. Our creative production business, Hogarth, was another standout performer, benefiting from increasing demand for its technology- and AI-driven capabilities.
We expect 2024 to be a transitional period of modest growth as we cycle through the impact of some assignment losses last year and as technology companies continue to manage through a period of disruption, but we are optimistic about the strategic opportunities ahead of us.
The share price decreased by 8% in 2023 as compared to 2022, closing at 753.0 pence at year end. Since then it has decreased to 707.2 pence, down 6%, at 15 March 2024. Dividends in respect of 2023 and 2022 are 39.4 pence.
2023 compared with 2022
Revenue
Revenue was up 2.9% at £14.845 billion in 2023 compared to £14.429 billion in 2022. Revenue on a constant currency basis was up 4.4% compared with last year. Net changes from acquisitions and disposals had a positive impact of 1.2% on growth. Like-for-like revenue growth for 2023, excluding the impact of currency, acquisitions and disposals, and other adjustments as further described on page 21, was 3.2%.
Our unique offer continues to drive partnerships with new clients. In 2023 we won $4.500 billion worth of new business billings, including key accounts with Adobe, Allianz, Estée Lauder, Ford, Hyatt, Krispy Kreme, Lenovo, Lloyds Banking Group, Maruti Suzuki, Mondelēz, Nestlé, Pernod Ricard, SC Johnson and Verizon.
Costs of services, general and administrative costs
Costs of services increased by 3.7% in 2023 to £12,325.8 million from £11,890.1 million in 2022.
General and administrative costs increased by 68.4% in 2023 to £1,988.0 million from £1,180.4 million in 2022, principally in relation to an increase in adjusting items of £835.6 million as explained further below.
Staff costs decreased by 0.3% in 2023 to £8,137.6 million from £8,165.8 million in 2022. Staff costs, excluding incentives (short- and long-term incentives and cost of share-based incentives), increased by 0.1%. Incentive payments were £386.9 million compared to £423.6 million in 2022.
The average number of people in the Group in 2023 was 114,732 compared to 114,129 in 2022. The total number of people at 31 December 2023 was 114,173 compared to 115,473 as at 31 December 2022.
The Group incurred £1,219.2 million of adjusting items in 2023, mainly relating to the amortisation of acquired intangible assets, restructuring and transformation costs, and property and goodwill impairments. This compares with net adjusting items in 2022 of £383.6 million:
•Goodwill impairment, amortisation and impairment of acquired intangibles and other impairment charges were £809.1 million (2022: £177.0 million, mainly related to the accelerated amortisation of indefinite life brands resulting from the VML merger. This includes accelerated amortisation charges of £430.8 million and £202.3 million for Wunderman Thompson and Y&R brands respectively.
•Restructuring costs of £195.5 million in 2023 (2022: £218.8 million) mainly relate to: the Group’s IT transformation; property costs associated with impairments prior to 2023; and costs related to the continuing restructuring plan, including the creation of VML and simplification of GroupM.
•Charges associated with property, including the property review conducted in 2023, were £232.5 million and primarily relate to non-cash lease impairments in the US.
Operating profit
Operating profit was down 60.9% to £0.531 billion in 2023 compared to £1.358 billion in 2022. Headline operating profit was up 0.5% to £1.750 billion in 2023 compared to £1.742 billion in 2022, and our operating margin was flat year-on-year at 14.8% and up 0.2 percentage points year-on-year on a constant currency basis.

Profit before interest and tax
Profit before interest and tax was down 53.7% to £0.601 billion in 2023, compared to £1.298 billion in 2022. Headline PBIT for 2023 was down 1.7% to £1.786 billion from £1.816 billion for 2022.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Net finance costs, defined as finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £261.7 million, an increase of £47.7 million year-on-year, due to higher levels of debt through the year, higher interest rates and lower investment income partially offset by higher interest earned on cash. Revaluation and retranslation of financial instruments resulted in a profit of £6.8 million in 2023, a decrease of £69.2 million from a profit of £76.0 million in 2022 primarily driven by revaluation losses from investments held at fair value through profit or loss, revaluation losses from put options over non-controlling interests and gains from revaluation of payments due to vendors (earnout agreements). See note 6 to the consolidated financial statements for more details of the revaluation and retranslation of financial instruments.
Profit before taxation
Profit before tax was down 70.1% to £0.346 billion in 2023, compared to £1.160 billion in 2022. Headline PBT was down 4.8% to £1.525 billion in 2023 from £1.602 billion in 2022.
Taxation
Tax charges were £149.1 million in 2023 and £384.4 million in 2022. The Group’s effective tax rate on profit before tax was 43.1% in 2023 against 33.1% in 2022.
The difference in the rate in 2023 was principally due to the impact of permanent differences on a significantly lower reported profit before tax.
Profit for the year
Profit after tax was £0.197 billion, compared to £0.775 billion in 2022. Profits attributable to shareholders was £0.110 billion, compared to £0.683 billion in 2022.
Diluted earnings per share was 10.1p, compared to diluted earnings per share of 61.2p in the prior period.
Segment performance
Performance of the Group’s businesses is reviewed by management based on headline operating profit. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2023, 2022 and 2021 is presented in note 2 to the consolidated financial statements. To supplement the reportable segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue change and revenue less pass-through costs change by geographical area and reportable segment on a reported and like-for-like basis. Headline operating profit and headline operating profit margin by reportable segment are also provided below.
Reportable Segments
During 2023, we have reallocated a number of businesses between Global Integrated Agencies, Public Relations and Specialist Agencies. Prior year figures have been re-presented to reflect the reallocation.

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2023	2022	2023	2022
Global Integrated Agencies	3.3	12.0	3.7	6.9
Public Relations	2.4	27.9	2.0	9.4
Specialist Agencies	(1.8)	5.7	(2.5)	1.9
Total Group	2.9	12.7	3.2	6.7

Revenue less pass-through costs analysis
	Revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2023	2022	2023	2022
Global Integrated Agencies	0.7	12.2	1.3	6.9
Public Relations	1.6	26.9	1.4	8.2
Specialist Agencies	(2.6)	11.6	(3.4)	5.6
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Headline operating profit analysis	2023		2022		2021
	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %
Global Integrated Agencies	1,474.3	15.0	1,433.4	14.7	1,221.2	14.1
Public Relations	191.1	16.2	191.9	16.5	144.6	15.8
Specialist Agencies	84.8	9.7	116.5	13.0	127.7	15.9
Total Group	1,750.2		1,741.8		1,493.5
1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs
Global Integrated Agencies revenue was up 3.3% and like-for-like revenue less pass-through costs was up 1.3%. GroupM, our media planning and buying business, grew well in 2023, benefiting from continued client investment in media. Headline operating profit was up £40.9 million to £1,474.3 million for the year ended 31 December 2023 from £1,433.4 million for the year ended 31 December 2022.
Public Relations revenue was up 2.4% and like-for-like revenue less pass-through costs was up 1.4%. FGS Global continued to grow strongly in 2023, while Hill & Knowlton delivered modest growth lapping strong performance in 2022; partially offset by a weaker year for BCW. Headline operating profit was down £0.8 million to £191.1 million for the year ended 31 December 2023 from £191.9 million for the year ended 31 December 2022.
Specialist Agencies revenue was down 1.8% and like-for-like revenue less pass-through costs was down 3.4%. CMI Media Group, our specialist healthcare media planning and buying agency, grew strongly, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be affected by more cautious client spending, including delays in project-based spending. Headline operating profit was down £31.7 million to £84.8 million for the year ended 31 December 2023 from £116.5 million for the year ended 31 December 2022.
Geographical area

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2023	2022	2023	2022
North America	(0.4)	23.5	(0.4)	7.8
United Kingdom	7.6	7.3	6.5	6.3
Western Continental Europe	5.6	3.2	3.8	4.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3.1	9.5	6.3	7.0
Total Group	2.9	12.7	3.2	6.7

Revenue less pass-through costs analysis
	Revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2023	2022	2023	2022
North America	(2.8)	21.8	(2.7)	6.6
United Kingdom	5.8	8.7	5.6	7.6
Western Continental Europe	4.0	4.2	1.8	5.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	0.3	11.9	3.7	8.0
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.
North America revenue was down 0.4% and like-for-like revenue less pass-through costs declined by 2.7% in 2023 reflecting lower revenues from technology clients and in the retail sector. This was partially offset by growth in GroupM.
United Kingdom revenue was up 7.6% and like-for-like revenue less pass-through costs was up 5.6%. GroupM and Ogilvy were the strongest performers.
Western Continental Europe revenue was up 5.6% and like-for-like revenue less pass-through costs was up 1.8%. France performed strongly with Germany experiencing a challenging end to the year.
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe revenue was up 3.1% and like-for-like revenue less pass-through costs was up 3.7%. In 2023, the growth was driven by India in the second half. This was partially offset by China which declined with a consistent level of decline across the first and second half.
2022 compared with 2021
For a discussion of the year ended 31 December 2022 compared to the year ended 31 December 2021, please refer to "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended 31 December 2022.
B. Liquidity and Capital Resources
General—The primary sources of funds for the Group's short-term and long-term cash requirements are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and notes 10, 11 and 24, which are included as part of the Company’s consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
Our exposure to growth markets, strong client relationships, leading capabilities and robust financial position enable us to accelerate growth, expand margins and improve cash generation to drive shareholder returns. Our business is cyclical but our cost base is flexible, allowing maintenance of strong profitability and cash generation across the cycle. We combine this with a disciplined approach to capital allocation, enabling us to reinvest in the business, acquire new companies and talent, and reward shareholders. We are focused on maintaining our investment grade balance sheet and a target leverage ratio of 1.5 to 1.75 times our average net debt (which excludes lease liabilities) to headline EBITDA.
As at 31 December 2023 we had cash and cash equivalents of £1.9 billion comprised of £2.2 billion of cash and short-term deposits and £0.3 billion of bank overdrafts. Total liquidity, including undrawn credit facilities, was £3.8 billion.
Funds returned to shareholders in 2023 totaled £422.8 million of dividends (2022: £365.4 million). There were no share buybacks in 2023 (2022: £807.4 million). In 2023, 6.1 million shares, or 0.6% of the issued share capital, were purchased at a cost of £53.9 million (2022: £55.3 million) and represent purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purposes of funding certain of the Group's share-based incentive plans.
The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2023, billings were £52.6 billion, or 3.5 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.
In 2023, net cash inflow was broadly neutral, compared to a £1.4 billion outflow in 2022. The main drivers of the improved cash flow performance year-on-year were a smaller outflow from investment in net working capital and lower share purchases.
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
Borrowings under the $2.5 billion Revolving Credit Facility have no financial covenants from refinancing in February 2024. In February 2024, we refinanced our five-year Revolving Credit Facility of £2.5 billion to extend the maturity date from March 2026 to February 2029 with two further one-year extension options and no financial covenants.
During 2023, all covenants have been complied with. The Group had available undrawn committed credit facilities of £2.0 billion ($2.5 billion) (2022: £2.1 billion ($2.5 billion)) at 31 December 2023.
In May 2023, we issued bonds of €750.0 million maturing May 2028. Our bond portfolio at 31 December 2023 had an average maturity of 6.2 years. In November 2023 we repaid the €750.0 million 3.0% November 2013 bond.
In March 2024, we refinanced the September 2024 $750 million and March 2025 €500 million bonds as planned, issuing two bonds of €600 million priced at 3.625% and €650 million priced at 4.0%, due September 2029 and 2033 respectively.
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
Cash flow and balance sheet
Net cash inflow from operating activities increased to £1.238 billion in 2023 from £0.701 billion in 2022. Operating profit was £531.0 million, depreciation and amortisation £1,174.6 million, non-cash share-based incentive charges £140.1 million, working capital and provisions outflow £260.2 million, earnout payments £30.5 million, net interest paid £158.7 million, tax paid £395.3 million, lease liabilities (including interest) paid £361.6 million, capital expenditure £217.2 million and other net cash inflows £215.0 million. Adjusted free cash flow was, therefore, an inflow of £637.2 million.
Adjusted free cash flow inflow was enhanced by £122.0 million disposal proceeds (of which £98.8 million was disposals of investments and subsidiaries net of cash disposed and £4.8 million was disposal of property, plant and equipment) and reduced by £279.6 million in net initial acquisition payments, £53.9 million of share repurchases and £422.8 million in cash to shareholders through dividend payments. This resulted in a cash inflow of £2.6 million compared to a cash outflow of £1.4 billion in 2022.
The main drivers of the improved cash flow performance year-on-year were a smaller outflow from investment in net working capital and lower share purchases. A working capital outflow of £260.2 million (2022: £846.7 million) includes an adverse impact of £89.0 million from less favourable FX rates at the end of the year compared to the prior year. The movement in total working capital of £260.2 million reflects a favourable movement of £112.6 million in trade working capital driven by improved collections, compared with an adverse movement of £328.0 million in 2022 due to year-end mix and timing factors. This is offset by an outflow of £372.8 million from non-trade working capital, primary reflecting year-on-year movements in bonus, landlord incentives relating to our campus programme and prepayments (2022: £518.7 million).
As at 31 December 2023 we had cash and cash equivalents of £1.9 billion (2022: £2.0 billion) and total liquidity, including undrawn credit facilities, of £3.8 billion. Debt financing was £4.7 billion at 31 December 2023, compared to £5.0 billion at 31 December 2022, a decrease of £0.3 billion. Average adjusted net debt in 2023 was £3.6 billion, compared to £2.9 billion in the prior period, at 2023 exchange rates. As at 31 December 2023, adjusted net debt was £2.5 billion, against £2.5 billion as at 31 December 2022, unchanged on a reported basis and an increase of £0.1 billion at 2023 exchange rates.
The Company has several material contractual obligations at 31 December 2023. The following table summarises the Company’s estimated contractual obligations at 31 December 2023, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

	Payments due in
£m	Total	2024	2025	2026	2027	2028	Beyond 2028
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes[1]
Eurobonds	2,904.3	—	433.5	650.2	650.2	650.2	520.2
Sterling bonds	650.0	—	—	—	—	—	650.0
US$ bonds	834.7	589.1	—	—	—	—	245.6
Subtotal	4,389.0	589.1	433.5	650.2	650.2	650.2	1,415.8
Interest payable	892.2	122.2	101.1	96.0	76.0	53.9	443.0
Total	5,281.2	711.3	534.6	746.2	726.2	704.1	1,858.8
Lease liabilities[2]	2,772.2	405.9	326.9	282.1	261.0	231.1	1,265.2
Capital commitments[3]	38.4	36.7	1.7	—	—	—	—
Investment commitments[3]	2.2	2.2	—	—	—	—	—
Financial derivatives	(23.8)	25.5	8.0	5.6	5.1	(68.0)	—
Estimated obligations under acquisition earnouts and put option agreements	302.3	86.9	78.1	109.5	10.2	6.2	11.4
Total contractual obligations	8,372.5	1,268.5	949.3	1,143.4	1,002.5	873.4	3,135.4
1In addition to debt financing under the Revolving Credit Facility and in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2023 of £358.2 million. The Group’s adjusted net debt at 31 December 2023 was £2,503.8 million and is analysed above.
2In addition to the lease liabilities, the total committed future cash flow for leases not yet commenced at 31 December 2023 is £280.0 million. In 2023, variable lease expenses were £45.5 million which primarily include real estate taxes and insurance costs.
3Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.
The Company has a large number of defined benefit plans. Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2023 amounted to £19.8 million. Employer contributions and benefit payments in 2024 are expected to be approximately £17.0 million. Projections for years after 2024 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimates of future contributions.
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
Going concern
The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Operating Results on pages 12 to 16 and Risk Factors on pages 2 to 5. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements and the notes to the financial statements include: the Company’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Company’s forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs and (ii) remote declines in revenue less pass-through costs for stress-testing purposes compared to 2023, considering the Group’s liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due. The ongoing impact of the conflicts in Ukraine and Gaza has been considered. The Company modelled a range of revenue less pass-through cost declines up to 31% compared with the year ended 31 December 2023. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.

This section is included in the 2023 WPP Annual Report posted on the Company’s website at http://www.wpp.com/investors pursuant to UK requirements and is provided in this Form 20-F as supplemental information and is not incorporated herein by reference.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 31 December 2023, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
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
For the year ended 31 December 2023, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

Revenue	—
Costs of services	—
Gross profit	—
Administrative income/(expenses) due from/to non-guarantors	163.4
Earnings/(loss) from associates - after interest and tax	32.3
Finance and investment income from non-guarantors	126.1
Finance costs to non-guarantors	(1,410.0)
Loss for the year	(1,382.6)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	2,437.8
Non-current assets	2,658.8
Due from Non-Guarantors-short term	1,317.6
Current assets	1,957.5
Due to Non-Guarantors-short term	(12,939.0)
Current Liabilities	(13,667.6)
Due to Non-Guarantors-long term	—
Non-current liabilities	(339.3)
As at 31 December 2023, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
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

For the year ended 31 December 2023, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

Revenue	—
Costs of services	—
Gross profit	—
Administrative income/(expenses) due from/to non-guarantors	163.4
Earnings/(loss) from associates - after interest and tax	32.3
Finance and investment income from non-guarantors	125.9
Finance costs to non-guarantors	(1,410.0)
Loss for the year	(1,382.8)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	2,437.8
Non-current assets	2,658.8
Due from Non-Guarantors-short term	1,317.5
Current assets	1,957.4
Due to Non-Guarantors-short term	(12,942.6)
Current Liabilities	(13,671.2)
Due to Non-Guarantors-long term	—
Non-current liabilities	(339.3)
The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The summarised financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.
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
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2023 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management believes that discussing like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of current year to that of prior years.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2022.
The following table reconciles reported revenue growth for 2023 and 2022 to like-for-like revenue growth for the same period.

	Revenue
	£m
2021 Reportable	12,801
Impact of exchange rate changes	732	5.7%
Impact of acquisition	38	0.3%
Like-for-like growth	858	6.7%
2022 Reportable	14,429	12.7%
Impact of exchange rate changes	(211)	(1.5%)
Impact of acquisition	172	1.2%
Like-for-like growth	455	3.2%
2023 Reportable	14,845	2.9%
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, earnings/(loss) from associates - after interest and taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, and gains on remeasurement of equity interests arising from a change in scope of ownership.
Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 3 to the consolidated financial statements and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in note 30 to the consolidated financial statements.

Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Year ended 31 December
	2023	2022	2021
	£m	£m	£m
Profit before taxation	346.3	1,159.8	950.8
Finance and investment income	(127.3)	(145.4)	(69.4)
Finance costs	389.0	359.4	283.6
Revaluation and retranslation of financial instruments	(6.8)	(76.0)	87.8
Profit before interest and taxation	601.2	1,297.8	1,252.8
Amortisation and impairment of acquired intangible assets	727.9	62.1	97.8
Goodwill impairment	63.6	37.9	1.8
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)	—
Investment and other impairment charges/(reversals)	17.8	77.0	(42.4)
Property-related restructuring costs	232.5	18.0	—
Restructuring and transformation costs	195.5	218.8	175.4
Share of adjusting and other items for associates	(34.0)	134.3	62.3
Litigation settlement	(11.0)	—	21.3
Headline PBIT	1,786.4	1,815.7	1,579.6
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges/(reversals), goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, litigation settlement, share of adjusting and other items for associates, revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2023	2022	2021
	£m	£m	£m
Profit before taxation	346.3	1,159.8	950.8
Amortisation and impairment of acquired intangible assets	727.9	62.1	97.8
Goodwill impairment	63.6	37.9	1.8
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)	—
Investment and other impairment charges/(reversals)	17.8	77.0	(42.4)
Property-related restructuring costs	232.5	18.0	—
Restructuring and transformation costs	195.5	218.8	175.4
Share of adjusting and other items for associates	(34.0)	134.3	62.3
Litigation settlement	(11.0)	—	21.3
Revaluation and retranslation of financial instruments	(6.8)	(76.0)	87.8
Headline PBT	1,524.7	1,601.7	1,365.4
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
A tabular reconciliation of net cash inflow from operating activities to adjusted free cash flow is shown below.

	Year ended 31 December
	2023	2022	2021
	£m	£m	£m
Net cash inflow from operating activities	1,238.2	700.9	2,029.0
Payment on early settlement of bonds	—	—	13.0
Share option proceeds	0.7	1.2	4.4
Earnout payments[1]	(24.5)	(46.6)	(53.2)
Purchases of property, plant and equipment	(177.2)	(208.4)	(263.2)
Purchases of other intangible assets (including capitalised computer software)	(40.0)	(14.9)	(29.9)
Repayment of lease liabilities	(258.7)	(309.6)	(320.7)
Dividends paid to non-controlling interests in subsidiary undertakings	(101.3)	(69.5)	(114.5)
Adjusted free cash flow	637.2	53.1	1,264.9
1 Earnout payments in 2023 include a £28.0 million receipt connected with a previous earnout arrangement, that was settled within the year.

Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group.
Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt excludes lease liabilities.
The following table is an analysis of adjusted net debt:

	2023	2022	2021
	£m	£m	£m
Cash and short-term deposits	2,217.5	2,491.5	3,882.9
Bank overdrafts, bonds and bank loans due within one year	(946.3)	(1,169.0)	(567.2)
Bonds and bank loans due after one year	(3,775.0)	(3,801.8)	(4,216.8)
Adjusted net debt	(2,503.8)	(2,479.3)	(901.1)
Components of earnings/(loss) from associates - after interest and tax
Management reviews the earnings/(loss) from associates - after interest and tax by assessing the underlying component movements including share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which are derived from the income statements of the associate undertakings.
The following table is an analysis of earnings/loss from associates - after interest and tax and underlying component movements:

	2023	2022	2021
	£m	£m	£m
Share of profit before interest and taxation	181.2	219.6	208.5
Share of adjusting items	34.0	(134.3)	(62.3)
Share of interest and non-controlling interests	(112.5)	(104.7)	(83.9)
Share of taxation	(32.5)	(41.0)	(38.5)
Earnings/(loss) from associates - after interest and tax	70.2	(60.4)	23.8
Share of adjusting and other items for associates was £34.0 million (2022: £134.3 million, 2021: £62.3 million). In 2023 this included £45.1 million of distributions received from Kantar, described in note 4. In 2022 this included £75.8 million (2021: £38.8 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million) within Kantar.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The Directors and Executive Officers of the Company are as follows:
Roberto Quarta, Age 74: Chairman. Roberto Quarta was appointed as a Director on 1 January 2015 and became Chairman on 9 June 2015. Roberto has extensive experience in corporate governance and global commerce having served on the boards of a number of UK and international companies. His career in private equity brings valuable experience to WPP, particularly when evaluating acquisitions and new business opportunities. Roberto is a Partner of Clayton, Dubilier & Rice, and Chairman of Clayton, Dubilier & Rice Europe. He is an Independent Non-Executive Director of Gulf Capital. Previously he was Chairman
of Smith and Nephew plc, Chief Executive and then Chairman of BBA Group plc, Chairman of Rexel SA, Chairman of IMI plc and a Non-Executive Director at BAE Systems plc, Equant NV, Foster Wheeler AG and PowerGen plc.
External appointments: Partner, Clayton, Dubilier & Rice; Chairman, Clayton, Dubilier & Rice Europe; Independent Non-Executive Director, Gulf Capital.
Roberto will step down as Chairman once his successor is appointed and transitioned into the role.

Mark Read CBE, Age 57: Chief Executive Officer. Mark Read CBE was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has held multiple leadership positions at WPP since joining in 1989. As CEO of WPP Digital he was responsible for WPP’s first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world’s leading agencies. Mark received a Fellowship in 2021 for outstanding services to the industry in the IPA’s New Year’s Honours. In 2023 he joined Involve’s Hall of Fame following multiple listings as an Empower Advocate (including #1) which recognises leaders who create diverse and inclusive business environments, alongside his five consecutive years as a Heroes champion of women in business. Mark was awarded a CBE (Commander of the Order of the British Empire) in the King’s New Year Honours 2024 list, for services to the creative industries.
Mark has an economics degree from Trinity College, Cambridge, was a Henry Fellow at Harvard University, and has an MBA from INSEAD.
External appointments: Trustee, Natural History Museum.
Joanne Wilson, Age 48: Chief Financial Officer. Joanne Wilson was appointed as a Director on 19 April 2023 and became a Chief Financial Officer from 27 April 2023. Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joined WPP from Britvic where she was Chief Financial Officer and Chair of the ESG Committee. Prior to this, Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of dunnhumby, a global leader in customer data science.
Joanne began her career at KPMG, where she qualified as a Chartered Accountant.
External appointments: Non-Executive Director, Informa plc.
Andrew Scott, Age 55: Chief Operating Officer. Andrew Scott was appointed as Chief Operating Officer on 7 September 2023. Andrew joined WPP in 1999, holding a number of leadership roles in the UK and US before being appointed Chief Operating Officer in 2018. He is responsible for operational performance and implementing the ongoing simplification of the Company’s portfolio. Andrew is also responsible for the Company’s mergers and acquisitions activity and, through acquisitions such as Essence, VML, AKQA, Satalia and 24/7, he has played a critical role in building WPP’s capabilities in technology and AI. He oversees WPP’s network of Country Leaders who connect and strengthen the talent and resources of the Company’s agencies in their local markets to deliver growth for clients. Prior to WPP, Andrew was a management consultant at LEK, the global strategy consulting firm.
Andrew is an engineering graduate and has an MBA with distinction from INSEAD.
Angela Ahrendts DBE, Age 63: Senior Independent Director, Non-Executive Director. Angela Ahrendts DBE was appointed as a Director on 1 July 2020. Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail, at Apple Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister’s Business Advisory Council from 2010 to 2015.
External appointments: Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, charity: water, Member of CEO Circle, Imagine; Director, The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and British American Business International Advisory Board; Senior Operating Adviser, SKKY Partners.
Simon Dingemans, Age 60: Non-Executive Director: Simon Dingemans was appointed as a Director on 31 January 2022. Simon has extensive business, capital markets, technology, corporate finance and governance experience, and is currently Chairman of Genomics plc and a Senior Advisor at global investment firm The Carlyle Group. He was previously CFO of GlaxoSmithKline plc from 2011 to 2019. Prior to GSK, Simon worked in investment banking for 25 years, firstly at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner as a leader of its European M&A business and Head of UK Investment Banking. Simon also previously served as Chairman of both the Financial Reporting Council and the 100 Group of FTSE CFOs.
External appointments: Chairman, Genomics plc; Senior Advisor, The Carlyle Group; Trustee, The Prince’s Trust.
Sandrine Dufour, Age 57: Non-Executive Director. Sandrine Dufour was appointed as a Director on 3 February 2020. Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She is currently CFO of UCB, a global pharmaceutical company. Previously Sandrine was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.

External appointments: Chief Financial Officer, UCB.
Tom Ilube CBE, Age 60: Non-Executive Director. Tom Ilube CBE was appointed as a Director on 5 October 2020. Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. He is Chair of the Rugby Football Union (RFU) and CEO of Crossword Cybersecurity plc. Tom was previously Managing Director of Consumer Markets at Callcredit Information Group. Prior to Callcredit, Tom founded and was CEO of Garlik, an identity protection company. Tom has honorary doctorates from City, University of London, Coventry University, Portsmouth University and the University of Wolverhampton, and is an Honorary Fellow of both Jesus College and St Anne’s College, Oxford. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.
External appointments: Founder and CEO, Crossword Cybersecurity plc; Chair, Iternal Limited (previously known as Deathio Ltd); Founder and Chair, African Gifted Foundation; Chair, The Rugby Football Union (RFU).
Cindy Rose OBE, Age 58: Non-Executive Director. Cindy Rose OBE was appointed as a Director on 1 April 2019. Cindy has extensive experience as a leader in the technology and media sectors, and brings exceptional knowledge of the role technology plays in business transformation. She was appointed Chief Operating Officer for Microsoft Global Enterprise in March 2023. Prior to this, Cindy was President of Microsoft Western Europe, and also CEO of Microsoft UK. She has also held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media. She spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group. Cindy is a graduate of Columbia University and New York Law School.
External appointments: Chief Operating Officer, Microsoft Global Enterprise; Advisory Board Member, Imperial College Business School in London and McLaren.
Keith Weed CBE, Age 62: Non-Executive Director. Keith Weed CBE was appointed as a Director on 1 November 2019. Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever’s sustainability programme. Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received The Drum’s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.
External appointments: Non-Executive Director, J Sainsbury plc; Trustee Director, Business in the Community; Board Trustee Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Alix Partners; Advisory Board Member, i-Genie and McLaren.
Jasmine Whitbread, Age 60: Non-Executive Director. Jasmine Whitbread was appointed as a Director on 1 September 2019. Jasmine’s experience spans marketing, technology, finance, media, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP’s client sectors to the Board. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously a Non-Executive Director of BT Group plc and Standard Chartered plc.
External appointments: Chair of the Board, Travis Perkins plc; Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University; Vice- President of the International Advisory Council, Institute of Business Ethics.
Dr. Ya-Qin Zhang, Age 58: Non-Executive Director. Ya-Qin Zhang was appointed as a Director on 1 January 2021. Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited , ChinaSoft International Limited and HiSense Group. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research.
External appointments: Non-Executive Director, AsiaInfo Technologies Limited, ChinaSoft International Limited, and HiSense Group; Chair Professor, AI Science and Founding Dean, Institute for AI Industry Research, Tsinghua University; Board Member, Philanthropy Asia Alliance.
The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2024 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.

B. Compensation
Directors’ Compensation

For the fiscal year ended 31 December 2023 the aggregate compensation paid by WPP to key management personnel of WPP for services in all capacities was £59.5 million. Key management personnel comprises the Board and the Executive Committee. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £1.3 million was set aside and paid in the last fiscal year to provide pensions and other post-retirement benefits for key management personnel of WPP.
Executive Directors’ total compensation received
Single total figure of remuneration

2023	Base salary	Benefits[2]	Pension[3]	Short-term incentive[4]		Long-term incentive[5]	Other	Total annual compensation
	£000	£000	£000	Cash £000	Deferred £000	£000	£000	£000
Mark Read	1,103	40	110	774	515	1,956	—	4,498
Joanne Wilson[1,6]	516	25	52	287	191	193	359	1,623
Andrew Scott[1]	229	11	23	118	79	1,146	—	1,606
John Rogers[1]	258	12	26	—	—	—	—	296
1Joanne Wilson joined the Company on 19 April 2023. Andrew Scott was appointed an Executive Director on 7 September 2023. Their base salary, other fixed elements of compensation and short-term incentive amounts reflect their time in office during the year. John Rogers stepped down as CFO on 27 April 2023. His base salary and other fixed elements of compensation above reflect the period whilst he was CFO. Details of the payments he received in the period from 28 April until his employment ceased on 7 November 2023 are reported in Past directors on page 29.
2Benefits provide an annual fixed and non-itemised allowance to enable the executive to procure benefits to enable them to undertake their role and ensure their wellbeing and security. In addition to the allowance received, the values disclosed include the gross value of taxable expenses related directly to attendance at Board meetings. The gross value of the taxable expenses for Mark Read, Joanne Wilson, Andrew Scott and John Rogers were £5,010, £4,222, £1,939 and £1,958 respectively
3Pension is provided by way of contribution to a defined contribution retirement arrangement, a cash allowance, or a combination of the two determined as a percentage of base salary. All Executive Directors pension provisions are aligned at 10% of base salary
4In respect of the 2023 short-term incentive awards, 40% will be delivered in the form of shares as an Executive Share Award (ESA) with a two-year deferral period. STIP is subject to the malus and clawback policy as may be amended from time to time
5Long-term incentive includes the value of the 2021 Executive Performance Share Plan (EPSP) awards where the three-year performance period was completed at the end of 2023 with a combined vesting value of £3,102,195. For Joanne Wilson this includes an EPSP granted as part of the buyout awards (with performance conditions the same as those of the 2021 EPSP awards) which vested in March 2024 with a value of £193,253. Long-term incentive also includes the value of the 2019 EPSP awards where the five-year performance period closed in 2023 with a vesting value of £nil
6Joanne Wilson received buy-out awards to compensate for the loss of incentive awards at her previous employer. "Other" includes £358,830 of restricted stock awards granted in the year to compensate for lost incentive opportunity
Vesting of 2019 – 2023 EPSP awards
Vesting of the 2019 EPSP awards was dependent on performance against relative Total Shareholder Return (TSR). Performance against the measure was below the threshold required for vesting.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2019-2023 EPSP awards 000
Mark Read	340,059	—	—	n/a	£—
Andrew Scott	161,933	—	—	n/a	£—
Vesting of 2021 – 2023 EPSP awards
Vesting of the 2021 EPSP awards was dependent on performance against three measures all assessed over a three-year period, which include average Return On Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Returns (TSR). The performance against ROIC and AFCF was above maximum for the performance period, resulting in maximum vesting for those elements of the award. The relative TSR was below threshold on both a local and common currency basis resulting in zero vesting for the TSR element and a total formulaic vesting of 66.67% for the award.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested 2021-2023 EPSP awards[1] 000
Mark Read	369,278	30,723	276,920	£7.0629	£1,956
Andrew Scott	217,508	17,292	162,304	£7.0629	£1,146
1None of the value of the vested awards is attributable to share price appreciation

Buy-Out Award Vesting
The first of the EPSP awards granted to Joanne Wilson by way of a buyout for forfeited incentive awards at her previous employer has vested following the achievement of performance conditions aligned to the 2021 EPSP award.

	Number of shares awarded	Additional shares in respect of dividend accrual	Number of shares vesting	Share price on vesting	Value of vested awards[1] 000
Joanne Wilson	39,300	1,328	27,529	£7.0200	£193
1None of the value of the vested award is attributable to share price appreciation
Outstanding share-based awards
The table below shows outstanding shares at 31 December 2023 (or date stepped down as a Director). ESAs (Executive Share Awards) are granted under the WPP Stock Plan 2018. This is the stock component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (granted under the Executive Performance Share Plan) are subject to performance measures over the period stated below. Dividend shares accrue on these awards. Contractual awards with no performance conditions were granted under the WPP Stock plan 2018, and those with performance conditions were granted under the Executive Performance Share Plan.

	Award type	Grant date	Performance period	Share price on grant date	Number of shares granted
						Vesting date
Mark Read[1]	ESA	10.05.22	n/a	£9.522	109,220	10.03.2024
	ESA	04.05.23	n/a	£9.014	106,264	10.03.2025
	EPSP	24.09.19	01.01.19-31.12.23	£10.035	340,059	15.03.2024
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	369,278	15.03.2024
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	384,746	15.03.2025
	EPSP	23.03.23	01.01.22-31.12.25	£9.361	450,628	15.03.2026
Joanne Wilson[1]	EPSP	04.05.23	01.01.23-31.12.25	£9.225	240,645	15.03.2026
	Contractual awards[1]	04.05.23	n/a	£9.014	16,901	02.12.2024
	Contractual awards[1]	07.12.23	n/a	£7.272	18,540	02.12.2025
	Contractual awards[1]	04.05.23	01.01.21-31.12.23	£9.225	39,300	10.03.2024
	Contractual awards[1]	04.05.23	01.01.22-31.12.24	£9.225	92,041	10.03.2025
Andrew Scott[1]	ESA	10.05.22	n/a	£9.522	46,439	10.03.2024
	ESA	04.05.23	n/a	£9.014	45,807	10.03.2025
	EPSP	24.09.19	01.01.19-31.12.23	£10.035	161,933	15.03.2024
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	175,846	15.03.2024
	EPSP	25.11.21	01.01.21-31.12.23	£11.066	41,662	15.03.2024
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	190,665	15.03.2025
	EPSP	23.03.23	01.01.23-31.12.25	£9.361	224,339	15.03.2026
John Rogers[2]	ESA	10.05.22	n/a	£9.522	69,943	10.03.2024
	EPSP	28.03.21	01.01.21-31.12.23	£9.241	240,233	15.03.2024
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	210,586	15.03.2025
1EPSP awards made to the Executive Directors' are in the form of nil-cost options and expire three months after the vesting date.
2John Rogers outstanding share based awards are shown as at 27 April 2023 the date he stepped down as a Director. On cessation of employment on 7 November 2023 his outstanding EPSP awards lapsed. The unvested ESA award will vest on a time prorated basis in accordance with the Policy.

Non-Executive Directors’ total compensation received
The single total figure of compensation table below details fee payments received by the Non-Executive Directors while they held a position on the Board.

	Fees £000	Benefits[3] £000	Total £000
	2023	2023	2023
Roberto Quarta	525	45	570
Angela Ahrendts[1]	130	17	147
Simon Dingemans	105	8	113
Sandrine Dufour	145	3	148
Tarek Farahat, retired 17 May 2023	44	12	56
Tom Ilube	135	14	149
Cindy Rose[2]	119	9	128
Nicole Seligman, retired 17 May 2023[1]	59	12	71
Keith Weed	125	21	146
Jasmine Whitbread	135	20	155
Dr. Ya-Qin Zhang	95	5	100
1Angela Ahrendts succeeded Nicole Seligman as the Senior Independent Director on 17 May 2023 following the latter's retirement.
2Cindy Rose stepped down as a member of the Compensation Committee on 17 May 2023 and became a member of the Nomination and Governance Committee on the same date.
3Benefits include expense reimbursements for travel, accommodation and subsistence for attendance at Board meetings during the year and include the grossed-up cost of UK tax and national insurance paid by the Company on behalf of the directors where applicable.
Past Directors
The payments made to John Rogers in the period from the time he ceased to be an Executive Director on 27 April 2023 to his cessation of employment on 7 November 2023 are summarised below:
Base Salary: There was no change to John's annual base salary in this period. He received a total of £410,553;
Pension: An amount of 10% of base salary of cash in lieu of pension contribution continued to be paid in this period. This amounted to £41,055;
Benefits allowance: The annual benefits allowance continued to be paid. In addition, he had the benefit of access to consultancy services. The total value of benefits in the period was £67,452.
No other payments were made to any other past directors during the financial year.
No payments were made to directors in connection with loss of office in the financial year.
The full Directors’ Compensation Policy can be found at http://www.wpp.com/investors/corporate-governance.

C. Board Practices

Board attendance table
	Board	Audit Committee	Compensation Committee
Total number of scheduled meetings	6	9	4
Members	Attended	Attended	Attended
Roberto Quarta	6		4
Mark Read	6
Joanne Wilson - appointed on 19 April 2023	4(4)
Andrew Scott - appointed on 7 September 2023	2(2)
Angela Ahrendts	6
Simon Dingemans	6	9
Sandrine Dufour	6	9	4
Tom Ilube	5	8	4
Cindy Rose[1]	6	9	2(2)
Keith Weed	6
Jasmine Whitbread	6		4
Dr. Ya-Qin Zhang	6
Former Directors who served for part of the year
John Rogers - retired on 27 April 2023	2(2)
Tarek Farahat - retired on 17 May 2023	3(3)	4(5)
Nicole Seligman - retired on 17 May 2023	3		2(2)
Number of ad-hoc meetings	5	—	3
The numbers in brackets denote the number of meetings the Directors were eligible to attend
1 Cindy Rose stepped down as a member of the Compensation Committee and was appointed to the Nomination and Governance Committee on 17 May 2023
The role of the Board
The Board is responsible for setting the Company's purpose, values and culture, in addition to overseeing the Company's overall financial performance and execution of the strategy. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company’s key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise updates from the chairs of our Board committees, in addition to reports on operational and financial performance, the transformation programme, progress on strategy, people updates and a deep dive into a particular ESG topic. The annual programme maintains an element of flexibility to allow emerging and evolving items to be scheduled as necessary. The list of matters reserved to the Board can be downloaded from http://www.wpp.com/investors/corporate-governance.
Re-election
The Chairman, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. Although there may be specific exceptions to ensure Board continuity, Non-Executive Directors shall not stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States standards, which is nine years. Nicole Seligman and Tarek Farahat did not stand for re-election at the 2023 AGM, and Joanne Wilson succeeded John Rogers following the announcement of the Company’s 2023 First Quarter Trading Update. It was announced on 7 September 2023 that Andrew Scott had been appointed as an Executive Director to the Board with immediate effect. Cindy Rose stepped down as a member of the Compensation Committee and joined the Nomination and Governance Committee with effect from the conclusion of the 2023 AGM. Andrew Scott will stand for election at the AGM for the first time. All other Directors, will stand for re-election with the support of the Board. The Non-Executive Directors’ letters of appointment are available for inspection at the Company’s registered office.
Service contracts
The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
Joanne Wilson	19 April 2023	12 months
Andrew Scott	7 September 2023	12 months
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
EPSP
•The award will ordinarily lapse if the Executive Director leaves prior to the date of vesting.
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
Compensation Committee
During 2023, there were four scheduled and three unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 30.
The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 40 in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
The Committee’s principal responsibilities under its terms of reference include:
•To set, review and approve in respect of the Company’s Chair, Chief Executive Officer, other Executive Directors, the Executive Committee and the Company Secretary:
•the remuneration policy;
•individual remuneration arrangements;
•individual benefits, including pension;
•Individual fees and expenses;
•terms and conditions of employment;
•terms of any compensation package in the event of early termination of contract;
•participation in any cash or share based plans operated by the Company; and
•the targets and measures for any performance related cash or share based plans operated by the Company for the Chief Executive Officer and other Executive Directors, and to have oversight of the performance measure and target setting for of such plans for the Executive Committee and the Company Secretary.
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
•To approve for submission to shareowners all new or substantial changes to the remuneration policy.
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
External advisors
The Committee retains WTW to act as independent advisor. WTW provides advice to the Compensation Committee and works with management on matters related to our compensation policy and practices. WTW is a member of the Remuneration Consultants Group and has signed the code of conduct relating to the provision of advice in the UK. Considering this, and the level and nature of the service received, the Committee remains satisfied that the advice is objective and independent. WTW provides limited other services at a Group level and some of our operating companies engage WTW as advisor at a local level. In 2023, WTW received fees of £115,604 in relation to the provision of advice to the Committee. The fees charged are based on the time and expenses incurred. The Committee receives external legal advice, where required, to assist it in carrying out its duties.
Changes in Executive Directors
Joanne Wilson joined WPP as Chief Financial Officer designate on 19 April 2023 and was appointed Chief Financial Officer on 27 April 2023. John Rogers stepped down as Chief Financial Officer and an Executive Director on this date and his employment with WPP ceased on 7 November 2023. On 7 September 2023, Andrew Scott, WPP’s Chief Operating Officer, was appointed to the Board as an Executive Director.
John Rogers was treated in accordance with WPP’s shareholder-approved Directors’ Compensation Policy for the remaining term of his employment. John did not receive a STIP or other incentive award for the 2023 financial year. Any outstanding ESA awards will vest on a pro rata basis. No long term incentive (EPSP) awards were made to him in 2023 and all unvested EPSP awards lapsed in full when he ceased employment in November 2023. John continues to be subject to the post-employment shareholding requirements as set out in the Policy.
Audit Committee
The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements. During the year, the Committee considered management’s application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements. The Committee also reviewed various materials to support the statements in the Annual Report on risk management and internal control and the assessment of the Company’s long-term viability.
Committee responsibilities and key areas of focus in 2023
The Committee’s principal responsibilities under its terms of reference include:
•monitoring and critically assessing the integrity of the Group’s financial statements and formal announcements relating to the Company’s financial performance, including the review of significant accounting policies and financial reporting judgements;

•overseeing the appointment, remuneration and independence of the external auditor and the effectiveness of the audit process as a whole;
•reviewing the integrity, adequacy and effectiveness of the Company’s internal financial controls and the internal control and risk management systems, including the risk management framework and related compliance activities;
•monitoring the integrity of the Company’s ESG disclosures and related assurance;
•assessing and monitoring principal and emerging risks facing the Company;
•monitoring and reviewing the Company’s internal audit function effectiveness and activities;
•monitoring and reviewing the Group’s internal financial, operational and compliance controls and internal control system. Overseeing the Group’s compliance with Section 404 of the US Sarbanes-Oxley Act 2002;
•monitoring compliance with relevant US and UK regulatory and legal requirements;
•reviewing the statements to be made in the Annual Report on compliance with the corporate governance requirements of the UK Corporate Governance Code, the Disclosure and Transparency Rules, the NYSE listing rules and of the SEC, along with the verification undertaken, including that of the External Auditors, and advising the Board accordingly;
•reviewing the Company’s systems and controls for ethical behaviour and the prevention of bribery and receiving reports on non-compliance; and
•monitoring the external auditor's compliance with relevant ethical and professional guidance on the rotation of the audit partner.
Key considerations in 2023 included:
•continuing to provide oversight of the financial reporting process and integrity of the financial statements;
•considering the judgement applied in calculating headline measures, to present an alternative measure of performance by excluding significant, non-recurring or volatile items otherwise included in reportable figures;
•regularly reviewing headline cyber security risks and vulnerability management capabilities, including the associated uses of generative AI;
•monitoring the role, performance and outcomes of the Risk and Controls Group against its objectives, including for the continuous improvement of the control environment;
•considering the identification and review of emerging risks;
•overseeing audit transition activities and managing the 2023 statutory audit, including the key audit risks and level of materiality applied by Deloitte;
•overseeing the integrity of the Company’s ESG disclosures;
•ongoing monitoring of the business integrity programme, including oversight of whistleblower reports; and
•monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function.
Other reviews undertaken in 2023 included:
•reports on any actual or potential material litigation;
•Group treasury funding strategy, performance and risk management, including supply chain finance;
•Group tax strategy, performance and drivers of the Group effective tax rate;
•reports on data protection and data privacy;
•implementation reports on the UK Government’s corporate reporting and audit reform initiatives; and
•assessment of fraud risk.

Fair, balanced and understandable
To support the Board’s confirmation that the Annual Report and Accounts, taken as a whole, is considered to be fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position, performance, business model and strategy, the Committee oversaw the process by which the Annual Report and Accounts was prepared, which runs in parallel with the process followed by the external auditor.
The Committee received a summary of the approach taken by management in the preparation of the Annual Report and Accounts to ensure that it met the requirements of the Code, and considered in particular: the accuracy, integrity and consistency of the messages conveyed in the Annual Report; the appropriateness of the level of detail in the narrative reporting; and that a balance had been sought between describing potential challenges and opportunities.
The Committee therefore recommended to the Board (which the Board subsequently approved) that, taken as a whole, the 2023 Annual Report and Accounts is fair, balanced and understandable and provides the necessary information for shareholders to assess the Company’s position and performance, business model and strategy.
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
The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management’s implementation of recommendations. Twice a year this includes key themes from internal audit’s work. This year, those themes included issues relating to access management, procurement, business continuity, and contract and regulatory compliance. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.
The annual internal audit plan includes assurance over the Group's transformation activities, other key projects and initiatives, and audits of key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The internal audit team continue to successfully deliver through a hybrid model of remote auditing supported by international travel where appropriate.
The Committee assesses the work of internal audit on a regular basis and monitors the resourcing and experience within the team.We are satisfied that the scope, extent, and effectiveness of internal audit work are appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.
Risk Management and Internal Control
The Board has overall responsibility for setting the Company’s risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2023, was responsible for monitoring and reviewing the effectiveness of the Company’s approach to risk management and the internal control framework.
Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee which reports into the
Audit Committee and is supported by Risk Committees in each network, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company’s business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company’s four risk modules: governance, culture, appetite and management.
An assessment of the principal risks and uncertainties facing the Company can be found on pages 2 to 5. In fulfilling its responsibilities, the Committee received reports from the Risk and Controls Group throughout 2023 to enable evaluation of the control environment and risk management framework. Any necessary matters are highlighted in the Audit Committee Chair’s update to Directors at the relevant Board meeting and discussed by the Board.
Internal Controls over Financial Reporting
The Committee carried out in-depth reviews of the Group’s internal controls over financial reporting, with a focus on monitoring and compliance with Section 404 of the Sarbanes-Oxley Act.
During 2023, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit on the effectiveness of the internal controls and being provided frequent updates of the status of and reviewing the conclusions of management’s assessment of internal control over financial reporting. Management’s assessment was based on the internal audit testing plan reviewed by the Committee in early 2023, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management evaluated all internal control deficiencies identified throughout the Group both individually and, in the aggregate, to conclude on the effectiveness of the Group’s internal control framework and reported these conclusions to the Committee.
Business Integrity
During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns. The Committee received regular updates on the Company’s systems and controls for ethical behaviour, which included matters reported on the Company’s Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year the Committee was satisfied that the Company’s whistleblower and investigations protocols, and the Right to Speak helpline arrangements are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.
Terms of reference
The Committee’s terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 13 March 2024. A copy of the Committee’s terms of reference is available on the Company’s website at http://www.wpp.com/investors/corporate-governance.
FRC Minimum Standard
The Committee considered the FRC’s External Audit: Minimum Standard, as issued in May 2023, as part of the Committee’s activities in relation to oversight of external audit.
External Auditor
The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal.
The Company has complied with the Competition and Markets Authority’s Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services, with James Bates holding the role of lead audit partner for Deloitte since the 2021 audit.
Auditor Transition
As previously reported, after the conclusion of a competitive audit contract tender for the purposes of compliance with applicable auditor rotation rules, the Board has appointed, upon the Committee’s recommendation, PricewaterhouseCoopers LLP (PwC) as the Company’s new independent auditor commencing with the audit of the Company’s 2024 financial year. PwC’s appointment remains subject to shareholder approval to be obtained at the Company’s 2024 AGM. Deloitte was re-elected at our 2023 AGM in respect of the Company’s 2023 financial year.
The transition governance group (Governance Group) which includes representation from WPP, PwC, and Deloitte, met seven times since PwC achieved independence in April 2023 and has continued to ensure all aspects of the transition are proactively managed and provide regular updates to the Committee. A significant initial focus of the Committee in the first quarter of 2023 was on the process and controls to monitor independence by PwC and by the Company, together with overseeing the termination of non-audit services with effect from April 2023, which would be prohibited following appointment.
PwC has held collaborative workshops throughout the year to ensure close cooperation and knowledge sharing with management, launch audit technology tools, and onboard local PwC teams. PwC also engaged extensively with the Company’s transformation programmes in order to evaluate the impact of management’s decisions about process and control design on audit scoping from 2024.
During the second half of the year and following independence being achieved in April 2023, the prospective lead audit partner and his team were invited to attend all Committee meetings, with transition updates being provided at all routine meetings. Based on the process walkthroughs performed during the second half of the year, PwC’s first impressions of the Group’s control environment were presented to the Committee in December 2023. During this time, PwC has also been formally observing Deloitte’s 2023 audit at the Group level and in key markets and the Committee Chair has held a number of meetings with PwC’s prospective lead audit partner and the PwC team.

Appointment of External Auditor at Annual General Meeting
Deloitte will resign following the completion of the audit for the financial year ending 31 December 2023 and the Committee has recommended to the Board that PwC be appointed to fill the casual vacancy. Shareholders will be invited to appoint PwC as the Company’s new independent auditor at the 2024 AGM and to authorise the Audit Committee to determine the auditor’s remuneration. Deloitte’s lead audit partner will make himself available at the AGM to answer shareholder questions on the 2023 Annual Report.
Effectiveness and Independence of the External Auditor
The Committee is determined to ensure that the Company receives an effective external audit. In 2023, the Committee evaluated the performance of the external audit through its ongoing review of the external audit process against a backdrop of the audit firm transition from Deloitte to PwC. The Committee also considered feedback on the 2023 audit, through discussions with Committee members and key members of the Company’s finance team, which covered:
•overall quality of the audit
•independence and objectivity*
•effectiveness of the auditor’s challenge and level of scepticism
•integrity of the firm
•transparency of reporting to management and the Committee
•quality of the audit team’s leadership
•skills and experience of the audit team
The Committee also considered:
•A report from Deloitte confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent; and
•The Audit Quality Review's 2022/23 Audit Quality Inspection Report on Deloitte and the actions taken by Deloitte to address the findings in that report.
Deloitte attended all Committee meetings in 2023, met the Committee without executive management present and the Committee Chair regularly meets independently with the audit partners.
Overall, the Committee concluded that:
•It continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence
•Deloitte possesses the skills, experience and resources required to fulfil its duties, there was constructive challenge and appropriate scepticism where necessary, such as in challenging management’s assumptions. The Committee appreciates in particular the clarity of the auditor’s communications and ways of working to provide effective transition support to PwC
•The audit for the year ended 31 December 2023 was effective
* Deloitte’s length of tenure was not taken into consideration when assessing independence and objectivity due to its resignation following the 2023 audit.
Non-Audit Services
In line with the Company’s Non-Audit Services Policy, the Committee ensures that auditor objectivity and independence are safeguarded by reviewing and pre-approving the external auditor’s provision of certain non-audit services (including audit-related and other assurance services). The Committee is mindful of the 70% non-audit services fee cap in determining whether to pre-approve such services.
All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, Deloitte received £39.9 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by Deloitte amounted to fees of £2.2 million this year, which equated to 6% of the total audit fees paid.
There were no material non-audit services provided by Deloitte during 2023. The Committee considered the level of non-audit services incurred as part of its annual review of Deloitte’s independence set out above and was satisfied that the auditor continued to exercise objectivity and remain independent throughout the period.
Financial Reporting and Significant Financial Judgements
Key accounting judgements made by management were reported to and examined by the Committee and discussed with management and the external auditor, Deloitte. The Committee considered the following key financial reporting judgements in relation to the financial statements:

Area of Focus Critical Judgements and Estimates	Actions Taken/Conclusion
Goodwill impairments Estimates and judgements in relation to goodwill impairment testing
The Committee assessed the appropriateness of the assumptions used by management in the goodwill impairment assessment model, with a particular focus on the discount rates and operating margin key assumptions, and agreed that these are reasonable.

Other Areas
Headline profit Judgements relating to headline profit measures
The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative measure of performance by excluding significant, non-recurring or volatile items otherwise included in the reportable figures. The Committee reviewed management’s judgements relating to restructuring and transformation costs, with particular focus on the continued rollout of the Group’s ERP system and other ongoing transformation projects, including IT transformation, shared service centres and campus co-locations; and assessed right-of-use asset impairments as part of the property review conducted in 2023. The Committee was satisfied that excluding these amounts from headline profit measures was reasonable and that it had been disclosed appropriately.

Going concern The going concern assessment and viability statement
The Committee reviewed the scenarios modelled by management and assessed management’s view that the likelihood of declines of over 31% of revenue less pass-through costs compared to 2023 was remote. The Committee has considered and concurs with management’s going concern, viability and forecasting assumptions. See page 18 for the discussion on going concern.

Liabilities in respect of put options and earnouts The accuracy of the calculation of the measurement of liabilities in respect of put options and earnouts
The Committee considered management’s calculations of the measurement of liabilities in respect of put option agreements and payments due to vendors (earnout agreements), including the forecasts, growth rates and discount rates used in these calculations. The Committee was satisfied that liabilities for potential future earnout payments had been accounted for appropriately.

Investments The valuations of non-controlled investments
The Committee examined management’s valuations, based on input from external advisors, forecasts, recent third-party investment, external transactions and/or other available information such as industry valuation multiples. The Committee considered the valuations and agreed that these were appropriate based on the information available to the Group.

Remuneration Accounting for elements of remuneration where estimates and judgements are required
The Committee reviewed the assumptions applied by management in relation to judgemental elements of remuneration, including pensions, bonus accruals and share-based payments, and agreed that these are reasonable.

Taxation The estimates and judgements made in respect of tax
The Committee considered management’s assumptions, in particular in relation to the level of tax provisions and contingent liability disclosures, and believes that the level of tax provisions and the disclosures are reasonable.

Board Performance Evaluation
Each year, WPP completes a review of the Board and its committees to monitor their effectiveness and identify improvement opportunities.

In accordance with the Code requirements, the Board undertakes an externally facilitated evaluation every three years, with the next one due in 2024. However, to help facilitate the intended Chair transition process, the Board agreed to bring forward the external evaluation by a year. The external evaluation was facilitated by Dr Tracy Long from Boardroom Review, who has no other connection with the Company. The evaluation comprised pre-briefings and information reviews, interviews with Board members and a facilitated workshop discussion on key themes including Board contribution and composition, the work of the Board and the use of time and information. The evaluation included reference to internal reviews conducted and the 2021 externally conducted review. Progress against the outcomes of the 2022 evaluation was also considered.

The output of the evaluation was that the Board is operating effectively, with strong Board dynamics and contribution, and a strong culture – driven by values and simplification with improving governance under a new Senior Independent
Director and Audit Committee Chair. The Board’s support on the strategic priorities and transformation programme also remains strong.
D. Employees
The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. Excluding all employees of associated undertakings, the number of employees at the end of 2023 was 114,173 (2022: 115,473, 2021: 109,382). The average number of employees, for the year ended 31 December 2023 was 114,732 compared to 114,129 and 104,808 in 2022 and 2021, respectively.
Their geographical distribution was as follows:

	2023	2022	2021
North America	23,562	23,740	21,764
United Kingdom	12,457	12,490	10,995
Western Continental Europe	23,580	22,717	21,514
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	55,133	55,182	50,535
	114,732	114,129	104,808
Their reportable segment distribution was as follows:

	2023	2022	2021
Global Integrated Agencies	97,838	97,288	89,701
Public Relations	8,377	8,125	7,121
Specialist Agencies	8,517	8,716	7,986
	114,732	114,129	104,808
We support the rights of our people to join trade unions and to bargain collectively, although trade union membership is not particularly widespread in our industry. In 2023, around 3% of our employees were either members of a trade union or covered by a collective bargaining agreement (2022: 4%). We held 60 consultations with works councils, mainly in Europe (2022: 220).
In 2023, as we streamlined our business operations we reduced our workforce by approximately 6,500 employees (2022: 3,300)., We consulted with our employees as appropriate and supported affected people through our Employee Assistance Programme which included outplacement in appropriate cases. Through our internal talent marketplace we try to ensure any open roles are filled by employees who have the right skills before recruiting for those roles externally.
E. Share Ownership
Executive Directors’ interests
Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2023, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 490,646 shares in the Company (1,211,974 in 2022).

Director		Total beneficial interests[1]	Shares without performance conditions (unvested)[2]	Shares with performance conditions (unvested)[3,4]	Total unvested shares
Mark Read	At 31 December 2023	739,923	215,484	1,544,711	1,760,195
	At 15 March 2024[4,5]	949,752	106,264	1,453,083	1,559,347
Joanne Wilson	At 31 December 2023	4,206	35,441	371,986	407,427
	At 15 March 2024[4,5]	18,769	35,441	645,274	680,715
Andrew Scott	At 31 December 2023	736,974	92,246	794,445	886,691
	At 15 March 2024[4,5]	849,765	45,807	721,255	767,062
John Rogers	At 27 April 2023[6]	391,715	69,943	450,819	520,762
1Beneficial interests in shares include, where relevant, interests of connected persons (as defined in s96B(2) of the Financial Services and Markets Act 2000).
2For Mark Read, Andrew Scott and John Rogers these shares relate to the 2021 and 2022 Executive Share Awards under the deferred element of the STIP. For Joanne Wilson these relate to buy-out awards made in the form of Restricted Stock awards. Additional dividend shares will be due on vesting.
3These relate to the maximum number of shares due on vesting pursuant to the outstanding EPSP awards, full details of which can be found on pages 27-28. For Joanne Wilson these also include unvested buy-out awards made with performance conditions. In all cases additional dividend shares will be due on vesting.
4Movements to 15 March 2024 reflect the grant of the 2024 EPSP awards, the lapse of the 2019 EPSP awards, the vesting of the 2021 EPSP awards (full details can be found on pages 27-28) and 2021 ESA; for Joanne Wilson they also reflect the buyout award which vested in March 2024.
5Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.
6For John Rogers total beneficial interests is shown at 27 April 2023 the date he stepped down as a Director.
Share ownership requirements
As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The Chief Executive Officer is required to hold shares to the value of 600% and the Chief Financial Officer and Chief Operating Officer 300% of base salary. All Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.
As at 31 December 2023, the Chief Executive Officer held shares to the value of 476% of his base salary. At the same date, the Chief Financial Officer held shares to the value of 4% of her base salary; and the Chief Operating Officer shares to the value of 736% of his base salary. This was calculated based on the average share price for the last two months of the year. The Chief Financial Officer joined WPP in April 2023 and no EPSP awards had vested at 31 December 2023. The Chief Operating Officer joined WPP in 1999 and has built up his holding of WPP shares over his career.
As set out in the Policy, the former Chief Financial Officer, John Rogers, is required to maintain a holding of shares equal to 300% of his base salary at the date his employment ceased (7 November 2023) for 12 months; reducing to 150% for the year to 7 November 2025.
Non-Executive Directors’ interests
Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2023[1]	Total interests at 15 March 2024[2]
Roberto Quarta	87,500	87,500
Angela Ahrendts	12,571	12,571
Simon Dingemans	10,000	10,000
Sandrine Dufour	15,000	15,000
Tarek Farahat, retired 17 May 2023	3,775	n/a
Tom Ilube	8,335	8,335
Cindy Rose	8,000	8,000
Nicole Seligman, retired 17 May 2023	8,750	n/a
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	10,000	10,000
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

		15 March 2024[1]		16 March 2023[1]		25 March 2022[1]
BlackRock Inc.	8.33%	89,538,830	7.60%	81,425,118	7.49%	84,105,596
Silchester International Investors LLP	5.03%	54,288,349	5.03%	54,288,349	*	*
Harris Associates L.P.	5.07%	54,509,450	*	*	*	*
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
The number of outstanding ordinary shares at 31 December 2023 was 1,074,837,699 which included at such date the underlying ordinary shares represented by 14,636,862 ADSs. 227 share owners of record of WPP ordinary shares were US residents at 31 December 2023.
The geographic distribution of our share ownership as at 31 December 2023 is presented below:

United Kingdom	24.2%
United States	45.7%
Rest of world	30.1%
Total	100.0%

B. Related Party Transactions
The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property-related items.
In the year ended 31 December 2023, revenue of £233.0 million (2022: £159.7 million1) was reported in relation to Compas, an associate in the USA, and revenue of £20.9 million (2022: £42.7 million) was reported in relation to Kantar. All other transactions in the periods presented were immaterial.
The following amounts were outstanding at 31 December:

	2023	2022
	£m	£m
Amounts owed by related parties
Kantar	17.5	26.1
Other	56.0	62.4
	73.5	88.5
Amounts owed to related parties
Kantar	(4.7)	(10.5)
Other	(70.4)	(65.2)
	(75.1)	(75.7)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2023 or 2022.
1Revenue in relation to Compas for the period ended 31 December 2022 was restated from £88.3 million to £159.7 million.
See Item 6C Board Practices of this Annual Report on Form 20-F for a discussion of the service contracts between the Company and the Executive Directors.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8.FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18 of this Annual Report on Form 20-F.
Outstanding legal proceedings
The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate liability, if any, that is likely to result from these matters would not have a material impact on the Company’s financial position, or on the results of its operations. See note 21 to the consolidated financial statements for more details.
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
B. Significant Changes
See note 31 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
ITEM 9.THE OFFER AND LISTING
A. Offer and Listing Details
The Company has ordinary shares (trading symbol: WPP) listed on the London Stock Exchange and ADSs for such ordinary shares (trading symbol: WPP) listed on the New York Stock Exchange.
The Depositary held 73,184,310 ordinary shares as at 31 December 2023, approximately 6.81% of the outstanding ordinary shares, represented by 14,636,862 outstanding ADSs.
B. Plan of Distribution
Not applicable.
C. Markets
See the discussion in Item 9A of this Annual Report on Form 20-F.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
See Exhibit 1.1 to this Annual Report on Form 20-F for information called for by Item 10.B.
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
(iv) On 19 September 2014, WPP Finance 2010 issued US$750,000,000 3.750% guaranteed senior notes due September 2024. These notes were issued under the Indenture dated as at 19 September 2014, as supplemented by the Supplemental Indenture dated as at 19 September 2014, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. Aside from the coupon and repayment date, the terms and conditions of these notes are the same as those for the $500,000,000 5.625% notes due November 2043 described above;
(v) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(vi) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(vii) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior bonds due 14 September 2046 under the EUR 4,000,000,000 Euro Medium Term Note Programme. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are admitted to the Official List of the Irish Stock Exchange and to trading on the Global Exchange Market. The terms and conditions of the bonds contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and a cross-default event of default provision;
(viii) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(ix) On 15 March 2019, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers), guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited entered into an agreement for a five-year multi-currency revolving credit facility (with a US Dollar swingline option) for US$2.5 billion with a syndicate of banks and Citibank International plc as facility agent due March 2024. On 14 February 2020, the lending banks approved extending the maturity for a further year to 15 March 2025. On 26 February 2021, the lending banks approved extending the maturity for a further year to 15 March 2026. On 12 November 2021, the lending banks approved changes to the lending reference rates as LIBOR is being replaced. The lending banks also approved certain environmental, social and governance (ESG) related KPI's which have the impact of adjusting margin by up to 0.03% up or down with effect from January 2023. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.2 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.80% per annum. All margins above are subject to a credit adjustment spread which varies by both currency of drawing and period of drawdown. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate. On 20 February 2024, the Group refinanced its five-year Revolving Credit Facility of $2.5 billion maturing March 2026. The new $2.5 billion facility runs for five years with two one-year extension options maturing February 2029 (excluding options) and with no financial covenants;
(x) On 12 July 2019 WPP entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Transaction”). The Transaction valued 100% of Kantar at c.$4.0 billion, equivalent to a calendar 2018 EV/EBITDA multiple of 8.2x based on Kantar’s headline EBITDA (excluding WPP overhead) of £386 million. The equity value after expected completion adjustments was c.$3.7 billion (c.£3.0 billion). WPP may also receive additional consideration in respect of certain contingent liabilities, in the event that such liabilities are lower than estimated. Additionally, WPP may receive certain other payments during the life of its partnership with Bain Capital. The amounts of these payments are dependent on future events and outcomes which are too uncertain to allow meaningful estimation today. Under no circumstances can such contingent liabilities, events and outcomes lead to any reduction or repayment of the consideration to be received by WPP on completion. On 5 December 2019, WPP completed the Transaction, with respect to approximately 90% of the Kantar business, and proportionate transaction proceeds were received at that time. In 2020, the outstanding completion steps were completed and the remaining transaction proceeds were received. A shareholders’ agreement is also in place to govern the relationship between WPP and Bain Capital, and ensures consistent governance rights for the parties. The boards of the Kantar joint venture companies formed by WPP and Bain Capital have up to six Bain Capital nominated directors and up to two WPP nominated directors. In certain circumstances, in the event of a disposal by Bain Capital of a majority of its interest in Kantar to a third party, it will have the right to require WPP also to transfer all of its securities in Kantar to that third party at the same price;
(xi) On 19 May 2020, WPP Finance S.A. issued EUR 750,000,000 2.375% guaranteed senior bonds due May 2027. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(xii) On 19 May 2020, WPP Finance 2017 issued £250,000,000 3.75% guaranteed senior bonds due May 2032. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a

Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(xiii) On 30 May 2023, WPP Finance S.A. issued EUR 750,000,000 4.125% guaranteed senior bonds due 30 May 2028. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and were constituted by a Trust Deed dated 14 December 2021 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 14 December 2021 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default in the terms and conditions include cross-default; and

(xiv) On 12 March 2024, WPP Finance 2013 issued EUR 600,000,000 3.625% guaranteed senior bonds due 12 September 2029 and EUR 650,000,000 4.00% guaranteed senior bonds due 12 September 2033. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and were constituted by a Trust Deed dated 1 March 2024 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 1 March 2024 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default in the terms and conditions include cross-default.

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
A WPP Share Owner resident outside the UK may be subject to taxation on dividend income under local law. A WPP Share Owner who is not solely resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities (in the UK and any other country) on dividends received from WPP. For UK tax years up to and including 6 April 2022 to 5 April 2023, UK tax resident individuals received a Dividend Allowance in the form of a 0% tax rate on the first £2,000 of dividend income received. The Dividend Allowance has been cut to £1,000 for the tax year 6 April 2023 to 5 April 2024, and for the tax year 6 April 2024 to 5 April 2025 it will be cut further to £500.

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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
The Registrant intends to submit the Annual Report to security holders in electronic format on 21 March 2024, in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2023 is estimated to be a net liability of £30.9 million (£33.9 million with respect to derivative assets and £3.0 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.
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
Depositary Payments—Fiscal Year 2023
WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2023.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2023. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as at 31 December 2023.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2023. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment of the system of internal control, management concluded that as at 31 December 2023, our internal control over financial reporting was effective.
The Company's internal control over financial reporting as at 31 December 2023 has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company's consolidated financial statements. Their audit report is presented below.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of WPP plc and subsidiaries (the “Company”) as of 31 December 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended 31 December 2023, of the Company and our report dated 21 March 2024, expressed an unqualified opinion on those financial statements.
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
21 March 2024

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The audit committee consisted of Simon Dingemans, Sandrine Dufour, Tom Ilube, and Cindy Rose at 31 December 2023. The Board has determined that Sandrine Dufour is the audit committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans, have recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code. The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended.
See the biographies of Simon Dingemans and Sandrine Dufour in Item 6A of this Annual Report on Form 20-F.

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2023	2022
	£m	£m
Audit fees[1]	39.9	36.9
Audit-related fees[2]	0.5	0.4
All other fees[3]	1.7	0.6
Tax fees[4]	—	0.1
	42.1	38.0
1Includes fees in respect of the audit of internal control over financial reporting.
2Audit-related fees are in respect of the review of the interim financial information. All audit-related fees were approved by the Audit Committee.
3All other fees include audits for earnout purposes, non-statutory audits and other agreed upon procedures and were approved by the Audit Committee.
4Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by the Audit Committee.
See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2023, 2022 and 2021.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, Deloitte, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by Deloitte subject to an approvals process that is designed appropriately for different categories and values of proposed work. All of the audit and non-audit services carried out in the years ended 31 December 2023 and 2022 were pre-approved under the policies and procedures summarised above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
At the Annual General Meeting of WPP plc on 24 May 2022 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 112,249,376 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 17 May 2023 and was replaced by a new authority to purchase up to a maximum number of 107,093,734 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2024 and 17 August 2024.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
1/1/23 – 31/1/23	—	—	—	87,274,964
1/2/23 – 28/2/23	—	—	—	87,274,964
1/3/23 – 31/3/23	3,754,417	9.85	3,754,417	83,520,547
1/4/23 – 30/4/23	—	—	—	83,520,547
1/5/23 – 31/5/23	—	—	—	107,093,734
1/6/23 – 30/6/23	—	—	—	107,093,734
1/7/23 – 31/7/23	—	—	—	107,093,734
1/8/23 – 31/8/23	—	—	—	107,093,734
1/9/23 – 30/9/23	—	—	—	107,093,734
1/10/23 – 31/10/23	—	—	—	107,093,734
1/11/23 – 30/11/23	2,349,426	7.20	2,349,426	104,744,308
1/12/23 – 31/12/23	—	—	—	104,744,308
Total	6,103,843	8.83	6,103,843

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
•Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states how it complies with the principles of the Code and a confirmation that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 9.8.6). In addition, the Company is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. The Company will comply with these requirements in its 2023 Annual Report. The Company therefore does not adopt the elements of the Code as a separate written policy.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an important element of WPP’s overall enterprise risk management program. WPP assesses, identifies, and manages cybersecurity risks in a manner designed so that assets, information, systems, devices, and the provision of services to clients can be protected from internal and external cyber threats. WPP seeks to manage this risk while ensuring business resilience.

WPP’s cybersecurity risk management program is designed to protect the confidentiality, integrity, and availability of our critical systems and information. To achieve this, we use a variety of security tools and techniques in order to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents. As foundational components of our cybersecurity risk management program, we have:

a.A Data, Privacy and Security policy that defines our practices and procedures to protect the confidentiality, integrity and availability of the information we handle.
b.Internal and external assurance to assess and test our security controls.
c.A Cyber Security Incident response plan designed to help coordinate our response to, and recovery from, cybersecurity incidents, and includes processes to triage, assess the severity of, escalate, contain, investigate, and remediate incidents, as well as to comply with applicable legal obligations.
d.With respect to third-party vendors, we (i) conduct due diligence on third-party vendors before entering into contracts with them, (ii) include cyber-and other related audit rights in our contracts with them, and (iii) include contractual obligations on them to report security incidents, risk identification, or other security-related issues promptly.
e.A Chief Information Security Officer who is responsible for executing on relevant internal policies and external legislative obligations, identifying appropriate technical and organisational controls to deliver information security in compliance with those requirements in consultation with our Chief Privacy Officer and Global Data Protection Officer who are responsible for advising on legal obligations with regards to personal data privacy.

WPP devotes significant resources to protecting the security of its computer systems, software, networks and other technology assets. WPP's cybersecurity policies, standards and procedures include cyber and data breach response plans, which are periodically reviewed and updated.

We and certain of our third-party service providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We recognise cyberattacks and security incidents as a principal risk for WPP (see page 4). From time to time, we retain certain external parties, including consultants, computer security firms and risk management companies, to assist with enhancing our cybersecurity oversight.

The sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner. However, as of the date of this update, we do not believe there to be any known risks from cybersecurity threats that are reasonably likely to materially affect WPP or its business strategy, results of operations or financial condition.

Cybersecurity Governance and Oversight

The Audit Committee of WPP’s Board of Directors provides direct oversight over cybersecurity risk. The Audit Committee receives and provides feedback on periodic updates from management regarding cybersecurity, and is notified between such updates regarding significant new cybersecurity threats or incidents. Agendas for updates are developed and adjusted throughout the year to adapt to any emerging risks or key topics and include, among other things, training initiatives, the status of projects to strengthen cybersecurity, emerging global policies and regulations, cybersecurity technologies and best practices, remediation plans, mitigation efforts and response plans. The Board of Directors receives regular reports from the Audit Committee, including with respect to cybersecurity.

WPP’s Chief Information Security Officer has a team that is responsible for leading company-wide cybersecurity strategy, policy, standards and processes and works across relevant WPP agencies to assess and prepare WPP and its employees to address cybersecurity risks and respond to cybersecurity incidents. The Chief Information Security Officer has over 20 years of experience in various senior roles concerning information security and cybersecurity.

In an effort to deter and detect cyber threats, WPP periodically provides all employees, including part-time and temporary, with data protection and cybersecurity training, which covers timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, asset use, and educates employees on the importance of reporting all incidents immediately. WPP also uses technology-based tools to mitigate cybersecurity risks and to bolster its employee-based cybersecurity programs.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of WPP plc at 31 December 2023, 2022 and 2021 and for the years ending 31 December 2023, 2022 and 2021 are included in this Annual Report on Form 20-F beginning on page F-1.
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

2.10
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

2.13
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

Exhibit No.	Exhibit Title
2.14
U.S. $2,500,000,000 Revolving Credit Facility Supplemental Agreement amended 20 February 2024 maturing March 2026; made among WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Bookrunners and Lenders thereto.*

2.15	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 750,000,000 4.125% guaranteed senior bonds due 30 May 2028.*

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 600,000,000 3.625% guaranteed senior bonds due 12 September 2029.*

2.17	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 650,000,000 4.00% guaranteed senior bonds due 12 September 2033.*

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

4.18	WPP 2012 Executive Stock Option Plan (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2012).

4.19	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.20	WPP Share Option Plan 2015, amended 5 December 2019.*

4.21
Service Agreement, dated 3  September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2018).

4.22	The WPP plc Stock Plan 2018, amended 9 March 2023.*

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

4.26
WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2022, as filed with SEC on 31 March 2023).

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.**

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.**

14.1	Consent of Independent Registered Public Accounting Firm (for WPP plc and subsidiaries).*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

97	The WPP Compensation Recovery Policy, dated 1 December 2023.*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
 _________________
*    Filed herewith.
**    Furnished herewith.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Joanne Wilson
Joanne Wilson Chief Financial Officer
21 March 2024

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of WPP plc and its subsidiaries (the “Company”) as of 31 December 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the three years in the period ended 31 December 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 21 March 2024 expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
Goodwill — Refer to the Accounting Policies and Note 13 (Intangible assets) to the financial statements
Critical Audit Matter Description
The Company’s assessment of goodwill for impairment involves the comparison of the recoverable amount of goodwill, calculated as the higher of fair value less costs of disposal and value in use, to its carrying value at each measurement date. The Company applied the value in use approach, which uses a discounted cash flow model to estimate the recoverable amount of each cash generating unit or group of cash generating units and requires management to make significant estimates and assumptions related to discount rates, profit margins and long-term growth rates. The net book value of goodwill was £8,389 million as at 31 December 2023.
We identified goodwill valuation as a critical audit matter because of the significant judgements made by management, which consider future impacts of the current economic uncertainty, to estimate the value in use of goodwill and the increased auditor judgement and level of audit effort required to obtain evidence to test these significant judgements, including the use of specialists. Estimates of future performance and market conditions used to arrive at the net present value of future cash flows at the relevant assessment date, which is used within the goodwill impairment analysis, are subjective in nature with increased uncertainty due to inflationary pressures, rising interest rates and global economic uncertainty. Through our risk assessment procedures, we identified those inputs that were the most sensitive in determining the value in use, which enabled us to design our audit procedures to focus on those estimates that are either complex, including the discount rate calculations, or subjective in nature, including the profit margins and long-term growth rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures focused on challenging and evaluating the discount rates, profit margins and long-term growth rates used in the discounted cash flow model to determine the value in use and included the following audit procedures, among others:
•We tested the effectiveness of controls over management’s estimations of the profit margins, discount rates and long-term growth rates used to determine the value in use.
•We assessed the appropriateness of forecasted profit margins and growth rates by considering both corroboratory and contradictory evidence. We performed procedures such as comparing to external economic data, including peers, market data and wider economic forecasts, specifically assessing the impact of inflationary pressures and rising interest rates on the forecasts.
•We evaluated management’s ability to accurately forecast future revenues, profit margins and long-term growth rates by comparing actual results to management’s historical forecasts.
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
•Assessing the methodology applied in the discount rates calculations against market practice valuation techniques; and
•Assessing the long-term growth rates against independent market data and an independently derived weighted average rate for each country, based on their GDP forecasts.
•We evaluated the Company’s disclosures on goodwill against the requirements of IFRS.

/s/ Deloitte LLP
Deloitte LLP
London, United Kingdom
21 March 2024
We have served as the Company’s auditor since 2002.

2023 financial statements
Accounting policies
The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2023.
Basis of preparation
The Group consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments. In performing its going concern assessment, management's forecasts and projections, taking account of (i) reasonably possible declines in revenue less pass-through costs and (ii) remotely possible declines in revenue less pass-through costs for stress-testing purposes compared to 2023, considering the Group’s liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost-mitigation actions which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due, considering that the Group was in a £2.3 billion net current liability position as at 31 December 2023. The Company modelled a range of revenue less pass-through cost declines up to 31% compared with the year ended 31 December 2023. The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

The principal accounting policies are set out below.
The financial statements were approved by the Board of Directors and authorized for issue on 21 March 2024.
Basis of consolidation
The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Subsidiary undertakings are those entities controlled by the Group. Control exists where the Group is exposed to, or has the rights to variable returns from its involvement with, the investee and has the ability to use its power over the investee to affect its returns. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group.
New IFRS accounting pronouncements
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing on or after 1 January 2023:
–     IFRS 17 Insurance Contracts
–     Definition of Accounting Estimates - Amendments to IAS 8
–Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
–Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12
–International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12
The standards and amendments listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and are not expected to significantly affect the future periods.
At the date of authorisation of these financial statements, there were a number of standards or amendments to standards, which have not been applied in these financial statements, that were in issue but not yet effective. The Group does not consider that any of these standards or amendments to standards in issue but not yet effective will have a significant impact on the financial statements.

Accounting policies (continued)
Goodwill and other intangible assets
Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.
Goodwill represents the excess of fair value attributed to investments in businesses over the fair value of the underlying net assets where relevant, including intangible assets, at the date of their acquisition.
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, defined as the higher of fair value less costs of disposal and value in use. The net present value of future cash flows, to determine value in use, is derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognised immediately as an expense and is not subsequently reversed.
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
Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation and retranslation of financial instruments. The effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date are accounted for as revisions to goodwill, as permitted by IFRS 3 Business Combinations.
Property, plant and equipment
Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment indicators exist. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value, where the recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. Property, plant and equipment impairment charges also form part of the property-related restructuring costs described in note 3; and are derived applying the method described in the Leases accounting policy. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:
•freehold buildings – up to 50 years;
•leasehold land and buildings – over the term of the lease or life of the asset, if shorter;

Accounting policies (continued)
•fixtures, fittings and equipment – 3-10 years;
•computer equipment – 3-5 years.
Interests in associates and joint ventures
An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

The Group’s share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group’s share of net assets is shown within interests in associates and joint ventures in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group. The Group discontinues recognising its share of net assets or its share of net results from an associate if the value of the investment has reduced to nil. Any additional losses are provided for, and a liability is recognised, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports a positive equity, the Group resumes recognising its share of net assets, net result and other comprehensive income.
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
Accrued and deferred income
Accrued income is a receivable within the scope of IFRS 9 Financial Instruments, and is recognised when a performance obligation has been satisfied but has not yet been billed. Accrued income is transferred to trade receivables once the right to consideration is billed per the terms of the contractual agreement.
In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and recognised as deferred income. These balances are considered contract liabilities and are typically related to prepayments for third-party expenses that are incurred shortly after billing.
Trade receivables and unbilled costs
Trade receivables are stated net of expected credit loss.
Unbilled costs (previously named Work in progress) includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.
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
Under IFRS 9, the expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Given the short-term nature of the Group’s trade receivables, unbilled costs and accrued income, which are mainly due from large national or

Accounting policies (continued)
multinational companies, the Group’s assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk.
The Group considers that the credit risk increased significantly since initial recognition when the credit rating changes adversely, the debtor has significant financial difficulty or if there was a breach of contract.
Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group.
Further details on expected credit losses are provided in note 17.
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
Liabilities in respect of option agreements
Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are recorded in the consolidated balance sheet initially at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation and subsequently, the financial liability is measured at amortised cost in accordance with IFRS 9 Financial Instruments. On initial recognition, the corresponding amount is recognised against the equity reserve, which is subsequently reversed on derecognition, either through exercise or non-exercise of the option agreement. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recognised in profit or loss within revaluation and retranslation of financial instruments in the consolidated income statement.
Derecognition of financial liabilities
In accordance with IFRS 9 Financial Instruments, a financial liability of the Group is only removed from the statement of financial position when the underlying legal obligation is extinguished.

Accounting policies (continued)
Debt
Interest-bearing debt is recorded at the proceeds received, net of direct issue costs.
Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and short-term highly liquid investments which are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value, including bank deposits and money market funds. For Cash Flow Statement presentation purposes, the Group’s overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group’s centralised treasury strategy employed across the Group and form an integral part of the Group’s cash management, in accordance with IAS 7 Statement of Cash Flows.
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
The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes media costs where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs are recorded as Group revenue. As the contracts are generally short-term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred, where applicable.
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
Revenue is recognised when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.
For our retainer arrangements, we have a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.
The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent as we do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as unbilled costs until billed.
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

Accounting policies (continued)
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
Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised once the related uncertainty is resolved. The Group recognises incentive revenue as the related performance obligation or obligations are satisfied depending on the specific contractual terms.
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

Accounting policies (continued)
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
Provisions for liabilities and charges
Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount using either the most likely or expected value, depending on which method best estimates the uncertainty. These include provisions for other property-related liabilities such as onerous contracts and dilapidations. The timing of utilisation or release of such provisions are typically dependent on the term of the underlying lease. The eventual settling of such property-related provisions will be dependent on negotiations with the relevant landlord. Also included are other provisions, primarily long-term employee benefits such as deferred compensation plans, and legal claims, where the likelihood of settlement is considered probable. The timing of release and utilisation of the deferred compensation plans are dependent on applicable plan rules while the timing of settlement of legal claims are dependent on the status of any relevant legal proceedings. While we have factored in all known facts and circumstances, it is likely certain legal settlements will vary from the provisioned amount.

Contingent liabilities
Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the group, or present obligations where it is not probable that an outflow of resources will be required or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognised in the consolidated financial statements but are disclosed, if material, unless the possibility of an outflow of economic resources is considered remote.
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

Accounting policies (continued)
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
The income statements of foreign subsidiary undertakings, with functional currencies other than pounds sterling, are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.
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
Hyperinflation in Argentina and Turkey
During 2023, 2022 and 2021, Argentina was designated as a hyperinflationary economy. During 2023 and 2022, Turkey was designated as a hyperinflationary economy. The financial statements of the Group’s subsidiaries in Argentina and Turkey have been adjusted for the effects of inflation in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.
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
Share-based payments
The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 Share-based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in note 22.
The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.
Government support
In reaction to the Covid-19 pandemic, certain governments introduced measures to assist companies. A reduction to operating costs is recorded in relation to government subsidies/schemes where these amounts will never have to be repaid. In other cases, this involves the deferral of certain tax payments in order to stimulate the economy. The deferral of payments does not impact the income statement and these are charged as normal in the period they are incurred.

Accounting policies (continued)
Non-controlling interests
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within 'Financing activities' in the cash flow statement.
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
The most significant area of estimation uncertainty is:
•Goodwill: the discounted cash flow methodology applied by the Group when testing for goodwill impairment requires key estimates regarding operating margins and discount rates. Further details of the methodology and key estimates used in relation to the goodwill impairment assessment, and the approach to sensitivities to these estimates, are set out in note 13.

Consolidated income statement
For the years ended 31 December 2023, 2022, 2021

	Notes	2023		2022		2021
		£m		£m		£m

Revenue	2	14,844.8		14,428.7		12,801.1
Costs of services	3	(12,325.8)		(11,890.1)		(10,597.5)
Gross profit		2,519.0		2,538.6		2,203.6
General and administrative costs	3	(1,988.0)		(1,180.4)		(974.6)
Operating profit		531.0		1,358.2		1,229.0
Earnings/(loss) from associates - after interest and tax	4	70.2		(60.4)		23.8
Profit before interest and taxation		601.2		1,297.8		1,252.8
Finance and investment income	6	127.3		145.4		69.4
Finance costs	6	(389.0)		(359.4)		(283.6)
Revaluation and retranslation of financial instruments	6	6.8		76.0		(87.8)
Profit before taxation		346.3		1,159.8		950.8
Taxation	7	(149.1)		(384.4)		(230.1)
Profit for the year		197.2		775.4		720.7

Attributable to:
Equity holders of the parent		110.4		682.7		637.7
Non-controlling interests		86.8		92.7		83.0
		197.2		775.4		720.7
Earnings per share:
Basic earnings per ordinary share	9	10.3	p	62.2	p	53.4	p
Diluted earnings per ordinary share	9	10.1	p	61.2	p	52.5	p
Note
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-18 to F-67 form an integral part of this consolidated income statement.

Consolidated statement of comprehensive income
For the years ended 31 December 2023, 2022, 2021

	2023	2022	2021
	£m	£m	£m
Profit for the year	197.2	775.4	720.7
Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	(427.1)	424.2	(143.0)
Gain/(loss) on net investment hedges	108.2	(141.5)	45.5
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(43.3)	38.5	(38.0)
Less: gain/(loss) reclassified to profit or loss	44.2	(38.5)	38.0
Share of other comprehensive (loss)/income of associate undertakings	(0.9)	51.2	13.5
	(318.9)	333.9	(84.0)
Items that will not be reclassified subsequently to profit or loss
Movements on equity investments held at fair value through other comprehensive income	(3.0)	(22.3)	(35.5)
Actuarial (loss)/gain on defined benefit pension plans	(9.1)	16.6	14.3
Deferred tax on defined benefit pension plans	1.7	(7.4)	(3.0)
	(10.4)	(13.1)	(24.2)
Other comprehensive (loss)/income for the year	(329.3)	320.8	(108.2)
Total comprehensive (loss)/income for the year	(132.1)	1,096.2	612.5

Attributable to:
Equity holders of the parent	(195.8)	988.3	539.8
Non-controlling interests	63.7	107.9	72.7
	(132.1)	1,096.2	612.5
Note
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-18 to F-67 form an integral part of this consolidated statement of comprehensive income.

Consolidated cash flow statement
For the years ended 31 December 2023, 2022, 2021

	Notes	2023	2022	2021
		£m	£m	£m
Net cash inflow from operating activities[1]	11	1,238.2	700.9	2,029.0
Investing activities
Acquisitions[1]	11	(266.8)	(236.2)	(382.3)
Disposal of investments and subsidiaries	11	98.8	37.7	28.3
Purchases of property, plant and equipment		(177.2)	(208.4)	(263.2)
Purchases of other intangible assets (including capitalised computer software)		(40.0)	(14.9)	(29.9)
Proceeds on disposal of property, plant and equipment		4.8	12.9	8.7
Net cash outflow from investing activities		(380.4)	(408.9)	(638.4)
Financing activities
Repayment of lease liabilities		(258.7)	(309.6)	(320.7)
Share option proceeds		0.7	1.2	4.4
Cash consideration received from non-controlling interests	11	46.1	—	39.5
Cash consideration for purchase of non-controlling interests	11	(16.4)	(84.2)	(135.0)
Share repurchases and buybacks	11	(53.9)	(862.7)	(818.5)
Proceeds from issue of bonds	11	1,052.6	—	—
Repayment of borrowings	11	(1,147.5)	(220.6)	(397.1)
Financing and share issue costs		(3.5)	(0.2)	(0.4)
Equity dividends paid		(422.8)	(365.4)	(314.7)
Dividends paid to non-controlling interests in subsidiary undertakings		(101.3)	(69.5)	(114.5)
Net cash outflow from financing activities		(904.7)	(1,911.0)	(2,057.0)
Net decrease in cash and cash equivalents		(46.9)	(1,619.0)	(666.4)
Translation of cash and cash equivalents		(79.6)	64.2	(130.1)
Cash and cash equivalents at beginning of year		1,985.8	3,540.6	4,337.1
Cash and cash equivalents at end of year	11	1,859.3	1,985.8	3,540.6
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-18 to F-67 form an integral part of this consolidated cash flow statement.
1Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.

Consolidated balance sheet
At 31 December 2023, 2022

	Notes	2023	2022
		£m	£m
Non-current assets
Intangible assets:
Goodwill	13	8,388.9	8,453.4
Other	13	849.9	1,451.9
Property, plant and equipment	14	828.5	1,000.7
Right-of-use assets	12	1,382.2	1,528.5
Interests in associates	15	286.5	305.1
Other investments	15	332.7	369.8
Deferred tax assets	16	324.4	322.1
Corporate income tax recoverable		76.5	74.1
Trade and other receivables	17	209.2	218.6
		12,678.8	13,724.2
Current assets
Corporate income tax recoverable		114.9	107.1
Trade and other receivables	17	8,460.6	9,031.4
Accrued income[1]	17	3,150.6	3,468.3
Cash and short-term deposits	11	2,217.5	2,491.5
		13,943.6	15,098.3
Current liabilities
Trade and other payables	18	(13,323.1)	(14,235.9)
Deferred income[1]		(1,318.9)	(1,599.0)
Corporate income tax payable		(370.2)	(422.0)
Short-term lease liabilities	12	(292.3)	(282.4)
Bank overdrafts and bonds	20	(946.3)	(1,169.0)
		(16,250.8)	(17,708.3)
Net current liabilities		(2,307.2)	(2,610.0)

Non-current liabilities
Bonds	20	(3,775.0)	(3,801.8)
Trade and other payables	19	(282.8)	(490.9)
Deferred tax liabilities	16	(178.5)	(350.8)
Employee benefit obligations	23	(135.9)	(137.5)
Provisions for liabilities and charges	21	(304.5)	(244.6)
Long-term lease liabilities	12	(1,862.2)	(1,928.2)
		(6,538.9)	(6,953.8)
Net assets		3,832.7	4,160.4
Equity
Called-up share capital	26	114.1	114.1
Share premium account		576.6	575.9
Other reserves	27	186.6	285.2
Own shares		(990.1)	(1,054.1)
Retained earnings		3,488.4	3,759.7
Equity shareholders’ funds		3,375.6	3,680.8
Non-controlling interests		457.1	479.6
Total equity		3,832.7	4,160.4
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-18 to F-67 form an integral part of this consolidated balance sheet..
1 Accrued income and Deferred income were previously presented in Trade and other receivables and Trade and other payables respectively.

Consolidated statement of changes in equity
For the years ended 31 December 2023, 2022, 2021

	Called- up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2021	129.6	570.3	191.2	(1,118.3)	4,959.2	4,732.0	318.1	5,050.1
Ordinary shares issued	—	4.4	—	—	—	4.4	—	4.4
Share cancellations	(7.2)	—	7.2	—	(729.3)	(729.3)	—	(729.3)
Treasury shares used for share option schemes	—	—	—	3.7	(3.7)	—	—	—
Profit for the year	—	—	—	—	637.7	637.7	83.0	720.7
Foreign exchange differences on translation of foreign operations	—	—	(132.7)	—	—	(132.7)	(10.3)	(143.0)
Gain on net investment hedges	—	—	45.5	—	—	45.5	—	45.5
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(38.0)	—	—	(38.0)	—	(38.0)
Less: gain reclassified to profit or loss	—	—	38.0	—	—	38.0	—	38.0
Share of other comprehensive loss of associate undertakings	—	—	7.3	—	6.2	13.5	—	13.5
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(35.5)	(35.5)	—	(35.5)
Actuarial gain on defined benefit pension plans	—	—	—	—	14.3	14.3	—	14.3
Deferred tax on defined benefit pension plans	—	—	—	—	(3.0)	(3.0)	—	(3.0)
Other comprehensive loss	—	—	(79.9)	—	(18.0)	(97.9)	(10.3)	(108.2)
Total comprehensive (loss)/income	—	—	(79.9)	—	619.7	539.8	72.7	612.5
Dividends paid	—	—	—	—	(314.7)	(314.7)	(114.5)	(429.2)
Non-cash share-based incentive plans (including share options)	—	—	—	—	99.6	99.6	—	99.6
Tax adjustment on share-based payments	—	—	—	—	15.4	15.4	—	15.4
Net movement in own shares held by ESOP Trusts	—	—	—	2.5	(91.7)	(89.2)	—	(89.2)
Recognition/derecognition of liabilities in respect of put options	—	—	(242.7)	—	1.1	(241.6)	—	(241.6)
Share purchases – close period commitments[2]	—	—	(211.7)	—	—	(211.7)	—	(211.7)
Share of other equity movements of associates	—	—	—	—	(8.0)	(8.0)	—	(8.0)
Net movement in non-controlling interests[3]	—	—	—	—	(180.3)	(180.3)	176.3	(4.0)
Balance at 31 December 2021	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	—	1.2	—	—	—	1.2	—	1.2
Share cancellations	(8.3)	—	8.3	—	(807.4)	(807.4)	—	(807.4)
Treasury shares used for share option schemes	—	—	—	—	—	—	—	—
Profit for the year	—	—	—	—	682.7	682.7	92.7	775.4
Foreign exchange differences on translation of foreign operations	—	—	409.0	—	—	409.0	15.2	424.2
Loss on net investment hedges	—	—	(141.5)	—	—	(141.5)	—	(141.5)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	38.5	—	—	38.5	—	38.5
Less: loss reclassified to profit or loss	—	—	(38.5)	—	—	(38.5)	—	(38.5)
Share of other comprehensive income of associate undertakings	—	—	31.9	—	19.3	51.2	—	51.2
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(22.3)	(22.3)	—	(22.3)
Actuarial gain on defined benefit pension plans	—	—	—	—	16.6	16.6	—	16.6
Deferred tax on defined benefit pension plans	—	—	—	—	(7.4)	(7.4)	—	(7.4)
Other comprehensive income	—	—	299.4	—	6.2	305.6	15.2	320.8
Total comprehensive income	—	—	299.4	—	688.9	988.3	107.9	1,096.2
Dividends paid	—	—	—	—	(365.4)	(365.4)	(69.5)	(434.9)
Non-cash share-based incentive plans (including share options)	—	—	—	—	122.0	122.0	—	122.0
Tax adjustment on share-based payments	—	—	—	—	(9.2)	(9.2)	—	(9.2)
Net movement in own shares held by ESOP Trusts	—	—	—	58.0	(113.3)	(55.3)	—	(55.3)
Recognition/derecognition of liabilities in respect of put options	—	—	101.7	—	(40.3)	61.4	—	61.4
Share purchases – close period commitments[2]	—	—	211.7	—	—	211.7	—	211.7
Share of other equity movements of associates	—	—	—	—	—	—	—	—
Net movement in non-controlling interests[3]	—	—	—	—	(82.9)	(82.9)	(11.4)	(94.3)
Balance at 31 December 2022	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4
Ordinary shares issued	—	0.7	—	—	—	0.7	—	0.7
Share cancellations	—	—	—	—	—	—	—	—
Treasury shares used for share option schemes	—	—	—	55.2	(55.2)	—	—	—
Profit for the year	—	—	—	—	110.4	110.4	86.8	197.2
Foreign exchange differences on translation of foreign operations	—	—	(404.0)	—	—	(404.0)	(23.1)	(427.1)
Gain on net investment hedges	—	—	108.2	—	—	108.2	—	108.2
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(43.3)	—	—	(43.3)	—	(43.3)
Less: gain reclassified to profit or loss	—	—	44.2	—	—	44.2	—	44.2
Share of other comprehensive loss of associate undertakings	—	—	(0.9)	—	—	(0.9)	—	(0.9)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(3.0)	(3.0)	—	(3.0)
Actuarial loss on defined benefit pension plans	—	—	—	—	(9.1)	(9.1)	—	(9.1)
Deferred tax on defined benefit pension plans	—	—	—	—	1.7	1.7	—	1.7
Other comprehensive loss	—	—	(295.8)	—	(10.4)	(306.2)	(23.1)	(329.3)
Total comprehensive (loss)/income	—	—	(295.8)	—	100.0	(195.8)	63.7	(132.1)
Dividends paid	—	—	—	—	(422.8)	(422.8)	(101.3)	(524.1)
Non-cash share-based incentive plans (including share options)	—	—	—	—	140.1	140.1	—	140.1
Tax adjustment on share-based payments	—	—	—	—	1.9	1.9	—	1.9
Net movement in own shares held by ESOP Trusts	—	—	—	8.8	(62.7)	(53.9)	—	(53.9)
Recognition/derecognition of liabilities in respect of put options[4]	—	—	197.2	—	30.5	227.7	—	227.7
Share purchases – close period commitments	—	—	—	—	—	—	—	—
Share of other equity movements of associates	—	—	—	—	—	—	—	—
Net movement in non-controlling interests[3]	—	—	—	—	(3.1)	(3.1)	15.1	12.0
Balance at 31 December 2023	114.1	576.6	186.6	(990.1)	3,488.4	3,375.6	457.1	3,832.7
Notes
The accounting policies on pages F-3 to F-11 and the accompanying notes on pages F-18 to F-67 form an integral part of this consolidated statement of changes in equity.
1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £346.5 million at 31 December 2023 (2022: £343.7 million, 2021: £308.5 million).
2During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
3Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
4During 2023, WPP sold a portion of its ownership of FGS to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised.

Notes to the consolidated financial statements

1. General information
WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

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
Reportable segments
The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group’s Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these components into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, which includes the aggregation of certain operating segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

Reported contributions were as follows:

	Revenue[2]	Revenue less pass-through costs[3]	Headline operating profit[4]
	£m	£m	£m
2023
Global Integrated Agencies	12,594.9	9,808.2	1,474.3
Public Relations	1,262.2	1,180.0	191.1
Specialist Agencies	987.7	871.5	84.8
	14,844.8		1,750.2
2022[1]
Global Integrated Agencies	12,191.9	9,743.6	1,433.4
Public Relations	1,232.4	1,161.2	191.9
Specialist Agencies	1,004.4	894.5	116.5
	14,428.7		1,741.8
2021[1]
Global Integrated Agencies	10,887.6	8,680.4	1,221.2
Public Relations	963.5	914.2	144.6
Specialist Agencies	950.0	802.6	127.7
	12,801.1		1,493.5
Notes
1Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations.
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
4A reconciliation from reported profit before tax to headline operating profit is provided in note 30.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

	Share-based payments	Capital additions[2]	Depreciation and amortisation[3]	Goodwill impairment	Earnings/(loss) from associates	Interests in associates and joint ventures
	£m	£m	£m	£m	£m	£m
2023
Global Integrated Agencies	118.9	180.4	362.8	40.3	56.4	93.1
Public Relations	14.3	15.4	40.0	—	0.2	—
Specialist Agencies	6.9	21.4	43.9	23.3	13.6	193.4
	140.1	217.2	446.7	63.6	70.2	286.5
2022[1]
Global Integrated Agencies	100.7	193.8	373.0	—	10.8	80.1
Public Relations	14.4	11.1	36.7	3.7	0.5	0.1
Specialist Agencies	6.9	18.4	41.3	34.2	(71.7)	224.9
	122.0	223.3	451.0	37.9	(60.4)	305.1
2021[1]
Global Integrated Agencies	92.5	253.1	374.7	—	22.7	115.2
Public Relations	4.8	18.0	28.2	—	1.7	8.0
Specialist Agencies	2.3	22.0	41.1	1.8	(0.6)	289.7
	99.6	293.1	444.0	1.8	23.8	412.9
Notes
1Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations.
2Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
3Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
Contributions by geographical area were as follows:

	2023	2022	2021
	£m	£m	£m
Revenue[1]
North America[2]	5,527.6	5,549.5	4,494.2
United Kingdom	2,155.4	2,003.8	1,866.9
Western Continental Europe	3,037.2	2,876.2	2,786.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,124.6	3,999.2	3,653.7
	14,844.8	14,428.7	12,801.1
Revenue less pass-through costs[3]
North America[2]	4,556.3	4,688.1	3,849.2
United Kingdom	1,626.3	1,537.2	1,414.3
Western Continental Europe	2,410.5	2,318.5	2,225.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,266.6	3,255.5	2,908.3

Headline operating profit[4]
North America[2]	834.3	770.4	655.7
United Kingdom	214.5	187.1	180.9
Western Continental Europe	258.4	301.3	288.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	443.0	483.0	368.3
	1,750.2	1,741.8	1,493.5
Notes
1Intersegment sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £5,187.1 million (2022: £5,230.9 million, 2021: £4,220.8 million), revenue less pass-through costs of £4,270.6 million (2022: £4,402.0 million, 2021: £3,597.4 million) and headline operating profit of £785.4 million (2022: £727.6 million, 2021: £615.2 million).
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of the pass-through costs.
4A reconciliation from reported profit before tax to headline operating profit is provided in note 30.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

	2023	2022
	£m	£m
Non-current assets[1]
North America[2]	5,217.6	5,896.4
United Kingdom	1,669.7	1,556.2
Western Continental Europe	2,695.5	2,797.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,739.3	3,151.0
	12,322.1	13,401.5
Notes
1Non-current assets excluding financial instruments and deferred tax.
2North America includes the United States with non-current assets of £5,113.9 million (2022: £5,379.5 million).

3. Costs of services and general and administrative costs

	2023	2022	2021
	£m	£m	£m
Costs of services	12,325.8	11,890.1	10,597.5
General and administrative costs	1,988.0	1,180.4	974.6
	14,313.8	13,070.5	11,572.1
Costs of services and general and administrative costs include:

	2023	2022	2021
	£m	£m	£m
Staff costs (note 5)	8,137.6	8,165.8	7,166.7
Establishment costs	515.8	536.0	529.0
Media pass-through costs	2,173.6	1,905.7	1,865.3
Other costs of services and general and administrative costs[1]	3,486.8	2,463.0	2,011.1
	14,313.8	13,070.5	11,572.1
Note
1Other costs of services and general and administrative costs include £811.5 million (2022: £723.7 million, 2021: £538.6 million) of other pass-through costs.
Included within costs of services and general administrative costs are the following:

	2023	2022	2021
	£m	£m	£m
Goodwill impairment (note 13)	63.6	37.9	1.8
Amortisation and impairment of acquired intangible assets	727.9	62.1	97.8
Investment and other impairment charges/(reversals)	17.8	77.0	(42.4)
Restructuring and transformation costs	195.5	218.8	175.4
Property-related restructuring costs	232.5	18.0	—
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)	—
Litigation settlement	(11.0)	—	21.3
Amortisation of other intangible assets	24.8	21.9	19.9
Depreciation of property, plant and equipment	165.1	166.9	151.2
Depreciation of right-of-use assets	256.8	262.2	272.9
Losses/(gains) on sale of property, plant and equipment	0.4	(6.4)	(1.3)
Net foreign exchange (gains)/losses	(14.5)	(8.7)	4.4
Short-term lease expense	22.2	20.2	18.0
Low-value lease expense	2.8	1.9	2.3
In 2023, operating profit includes credits totalling £16.9 million (2022: £29.3 million, 2021: £19.3 million) relating to the release of provisions and other balances established in respect of acquisitions completed prior to 2022. Further details of the Group’s approach to acquisition provisions, as required by IFRS 3 Business Combinations, are given in note 28.

Notes to the consolidated financial statements (continued)
3. Costs of services and general and administrative costs (continued)
The goodwill impairment charge of £63.6 million in 2023 (2022: £37.9 million, 2021: £1.8 million) relates to businesses in the Group that have closed or where the impact of current macroeconomic conditions and trading circumstances indicate impairment to the carrying value.

Amortisation and impairment of acquired intangible assets of £727.9 million (2022: £62.1 million including £0.2 million relating to associates, 2021: £97.8 million) includes a charge of £650.1 million (2022: £1.4 million, 2021: £47.9 million) predominantly in relation to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £430.8 million and £202.3 million for Wunderman Thompson and Y&R brands respectively, due to the creation of VML in the fourth quarter of 2023.
The investment and other impairment charges/reversals of £17.8 million (2022: £77.0 million, 2021: reversal of £42.4 million) relate to the same macroeconomic factors noted above. The 2022 charge of £77.0 million consisted of £48.0 million related to impairments due also to macroeconomic factors and a £29.0 million impairment of capitalised configuration and customisation costs related to software development projects.
Restructuring and transformation costs of £195.5 million (2022: £218.8 million, 2021: £175.4 million) include £113.4 million (2022: £134.5 million, 2021: £94.2 million) in relation to the Group’s IT-transformation programme. These IT costs include costs of £52.3 million (2022: £96.8 million, 2021: £62.2 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £38.3 million (2022: nil, 2021: nil) related to an IT-transition programme to move to a multi-vendor environment.

Also included within restructuring and transformation costs is £9.8 million (2022: £15.1 million, 2021: £29.9 million) of ongoing property costs, related to impairments the Group recognised in prior years in response to the COVID-19 pandemic. The remaining restructuring and transformation costs of £72.3 million (2022: £69.2 million, 2021: £51.3 million) relates to the continuing restructuring plan, including the creation of VML and simplification of GroupM. This includes restructuring actions at under-performing businesses, aiming to reduce ongoing costs and simplify operational structures.

Property-related restructuring costs of £232.5 million (2022: £18.0 million, 2021: nil) have been incurred related to a review of the Group's property requirements in 2023, following the stabilisation of return-to work practices post the COVID-19 pandemic and the campus strategy. This identified a number of properties that are surplus to requirements and opportunities to further consolidate Agencies within the existing Campus portfolio. The impairment charges included within property-related restructuring costs include £128.8 million (2022: £18.0 million, 2021: nil) in relation to right-of-use assets and £55.8 million (2022: nil, 2021: nil) of related property, plant and equipment.
Gains on disposal of investments and subsidiaries of £7.1 million in 2023 includes a gain of £18.1 million related to net receipts from the prior disposal of Kantar, offset primarily by losses on disposals of £11.0 million including disposal of the Group’s investment in Astus Australia. Losses on disposal of investments and subsidiaries of £36.3 million in 2022 primarily included a loss of £63.1 million on the divestment of the Group's Russian interests which completed in May 2022. This was partially offset by gains on other disposals during the period including Res Publica for £17.7 million and Mutual Mobile for £9.4 million with the remaining gains/losses due to individually insignificant transactions. Losses on disposal of investments and subsidiaries of £10.6 million in 2021 included a loss of £4.9 million on the disposal of XMKT in China, which completed in September 2021.
There were no remeasurements of equity interests in 2023. In 2022, gains on remeasurement of equity interests arising from a change in scope of ownership of £66.5 million (2021: nil) comprises a gain in relation to the reclassification of the Group's interest in Imagina in Spain from interests in associates to other investments.
In 2023, £11.0 million (2022: nil) has been received by the Group (net of legal costs) related to a previous litigation matter that settled in 2023.
Auditors’ remuneration:

	2023	2022	2021
	£m	£m	£m
Fees payable to the Company’s auditors for the audit of the Company and Group’s annual accounts	10.0	8.4	7.1
Fees payable for the audit of the Company’s subsidiaries	29.9	28.5	24.8
Fees payable to the auditors pursuant to legislation[1]	39.9	36.9	31.9
Audit-related services[2]	0.5	0.4	0.4
Other services[3]	1.7	0.6	1.4
Tax compliance services	—	0.1	—
Total other fees	2.2	1.1	1.8
Total fees	42.1	38.0	33.7
Notes
1Includes fees in respect of the audit of internal control over financial reporting.
2Audit-related assurance services are in respect of the review of the interim financial information.
3Other services include audits for earnout purposes, non-statutory audits and other agreed upon procedures.

4. Earnings/(loss) from associates - after interest and tax
Earnings/(loss) from associates - after interest and tax was earnings of £70.2 million in 2023, a loss of £60.4 million in 2022 and earnings of £23.8 million in 2021. In 2023 this included £45.1 million of non-refundable distributions received from Kantar, which are recorded in the income statement (non headline) given the Group's balance sheet investment in Kantar is nil (2022: nil, 2021: £61.2 million). The loss in 2022 included £75.8 million (2021: £38.8 million) of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million (2021: £18.8 million) within Kantar.

Notes to the consolidated financial statements (continued)
5. Our people
Our staff numbers averaged 114,732 for the year ended 31 December 2023 against 114,129 in 2022 and 104,808 in 2021. Their geographical distribution was as follows:

	2023	2022	2021
North America	23,562	23,740	21,764
United Kingdom	12,457	12,490	10,995
Western Continental Europe	23,580	22,717	21,514
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	55,133	55,182	50,535
	114,732	114,129	104,808
Their reportable segment distribution was as follows:

	2023	2022	2021
Global Integrated Agencies	97,838	97,288	89,701
Public Relations	8,377	8,125	7,121
Specialist Agencies	8,517	8,716	7,986
	114,732	114,129	104,808
At the end of 2023, staff numbers were 114,173 (2022: 115,473, 2021: 109,382).
Staff costs include:

	2023	2022	2021
	£m	£m	£m
Wages and salaries	5,878.8	5,721.0	4,797.2
Cash-based incentive plans	232.9	292.6	455.2
Share-based incentive plans (note 22)	140.1	122.0	99.6
Social security costs	715.1	689.4	630.1
Pension costs (note 23)	213.1	204.8	177.7
Severance	78.2	44.2	41.8
Other staff costs[1]	879.4	1,091.8	965.1
	8,137.6	8,165.8	7,166.7
Note
1Freelance and temporary staff costs are included in other staff costs.
Compensation for key management personnel includes:

	2023	2022	2021
	£m	£m	£m
Short-term employee benefits	28.1	29.7	28.0
Pensions and other post-retirement benefits	1.3	1.1	0.9
Share-based payments	30.1	29.8	14.6
	59.5	60.6	43.5
Key management personnel comprises the Board and the Executive Committee.

6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income includes:

	2023	2022	2021
	£m	£m	£m
Income from equity investments	12.9	24.5	17.9
Interest income	114.4	120.9	51.5
	127.3	145.4	69.4

Notes to the consolidated financial statements (continued)
6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments (continued)
Finance costs include:

	2023	2022	2021
	£m	£m	£m
Net interest expense on pension plans	4.3	2.2	1.8
Interest on other long-term employee benefits	6.0	3.7	2.4
Interest expense and similar charges[1]	272.4	257.8	188.5
Interest expense related to lease liabilities	106.3	95.7	90.9
	389.0	359.4	283.6
Note
1Interest expense and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
Revaluation and retranslation of financial instruments include:

	2023	2022	2021
	£m	£m	£m
Movements in fair value of treasury instruments	(3.1)	0.5	9.1
Premium on the early repayment of bonds	—	—	(13.0)
Revaluation of investments and other assets held at fair value through profit or loss	(20.9)	23.1	(7.5)
Remeasurement of put options over non-controlling interests	(1.5)	27.9	(40.6)
Revaluation of payments due to vendors (earnout agreements)	50.8	26.2	(58.7)
Retranslation of financial instruments	(18.5)	(1.7)	22.9
	6.8	76.0	(87.8)
The majority of the Group’s long-term debt is represented by $1,063 million of US dollar bonds at an average interest rate of 4.26%, €3,350 million of Eurobonds at an average interest rate of 2.46% and £650 million of Sterling bonds at an average interest rate of 3.21%.
Average borrowings in 2023 under the US Dollar Revolving Credit Facilities (note 10) amounted to $41 million at an average interest rate of 4.54% (2022: nil).
Average borrowings under the US Commercial Paper Programme for 2023 amounted to $433 million at an average interest rate of 5.45% inclusive of margin (2022: $195 million at an average interest rate of 2.56% inclusive of margin).
Average borrowings under the Euro Commercial Paper Programme for 2023 amounted to £45 million at an average interest rate of 4.90% inclusive of currency swaps (2022: £34 million at an average interest rate of 1.95% inclusive of currency swaps).

7. Taxation
In 2023, the effective tax rate on profit before taxation was 43.1% (2022: 33.1%, 2021: 24.2%)
The tax charge comprises:

	2023	2022	2021
	£m	£m	£m
Corporation tax
Current year	432.8	425.8	404.0
Prior years	(85.6)	(55.5)	(41.4)
	347.2	370.3	362.6
Deferred tax
Current year	(197.1)	9.4	(131.0)
Prior years	(1.0)	4.7	(1.5)
	(198.1)	14.1	(132.5)
Tax charge	149.1	384.4	230.1
The corporation tax credit for prior years in 2023, 2022 and 2021 primarily comprises the release of a number of provisions following the resolution of tax matters in various countries.
The current year deferred tax credit of £197.1 million (2022: debit of £9.4 million, 2021: credit of £131.0 million) reflects the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

Notes to the consolidated financial statements (continued)
7. Taxation (continued)
The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2023	2022	2021
	£m	£m	£m
Profit before taxation	346.3	1,159.8	950.8
Tax at the corporation tax rate of 23.5%[1]	81.4	220.4	180.7
Tax effect of (earnings)/losses from associates	(15.0)	17.4	(13.3)
Irrecoverable withholding taxes	34.8	25.9	52.3
Tax effect of items that are not deductible in determining taxable profits	39.0	66.7	29.3
Tax effect of non-deductible goodwill impairment	16.2	7.2	0.6
Effect of different tax rates in subsidiaries operating in other jurisdictions	41.8	94.3	81.2
Origination and reversal of unrecognised temporary differences	8.8	(1.1)	(36.3)
Tax losses not recognised or utilised in the year	44.0	9.8	7.4
Utilisation of tax losses not previously recognised	(15.3)	(5.4)	(5.1)
Net release of prior year provisions in relation to acquired businesses	(3.9)	(2.8)	(1.1)
Other prior year adjustments	(82.7)	(48.0)	(41.8)
Impact of deferred tax rate change	—	—	(23.8)
Tax charge	149.1	384.4	230.1
Effective tax rate on profit before tax	43.1%	33.1%	24.2%
Note
1As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 23.5% (2022: 19.0%, 2021: 19.0%).
Factors affecting the tax charge in future years
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, and changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.
Legislation in respect of the UK adoption of OECD Pillar Two Multinational top-up tax was substantively enacted in the UK in 2023 and is to apply for periods commencing 1 January 2024. The Group is currently monitoring the potential impact, which is expected to be insignificant on the Group's tax charge, including assessing the applicability of legislative safe harbours. The IAS 12 exception to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied.
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
Following the enactment in 2021 of an increase in the UK corporation tax rate from 19% to 25% from 1 April 2023, the Group remeasured UK deferred tax balances accordingly and recognised a tax credit of £23.8 million in 2021.
Tax risk management
We look to maintain open and transparent relationships with the tax authorities and relevant government representatives in the jurisdictions in which we operate. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group’s tax position.

Notes to the consolidated financial statements (continued)

8. Ordinary dividends
Amounts recognised as distributions to equity holders in the year:

	2023		2022		2021		2023	2022	2021
Per share	Pence per share						£m	£m	£m
Final dividend in respect of the prior year (2022)	24.40	p	18.70	p	14.00	p	261.8	203.5	167.7
Interim dividend in respect of the current year (2023)	15.00	p	15.00	p	12.50	p	161.0	161.9	147.0
	39.40	p	33.70	p	26.50	p	422.8	365.4	314.7
Proposed final dividend for the year ended 31 December 2023:

	2023		2022		2021
Per share	Pence per share
Final dividend	24.40	p	24.40	p	18.70	p
The payment of dividends will not have any tax consequences for the Group.
Final dividends are paid in the subsequent year to which they relate.

9. Earnings per share
Basic EPS
The calculation of basic EPS is as follows:

	2023	2022	2021
Earnings[1] (£m)	110.4	682.7	637.7
Weighted average shares used in basic EPS calculation (m)	1,072.1	1,097.9	1,194.1
EPS	10.3p	62.2p	53.4p
Note
1Earnings is equivalent to profit for the year attributable to equity holders of the parent.
Diluted EPS
The calculation of diluted EPS is as follows:

	2023		2022		2021
Earnings[1] (£m)	110.4		682.7		637.7
Weighted average shares used in diluted EPS calculation (m)	1,094.0		1,116.4		1,215.3
Diluted EPS	10.1	p	61.2	p	52.5	p
1Earnings is equivalent to profit for the year attributable to equity holders of the parent.
Diluted EPS has been calculated based on the earnings amounts above. At 31 December 2023, options to purchase 25.2 million ordinary shares (2022: 19.7 million, 2021: 7.2 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2023	2022	2021
	m	m	m
Weighted average shares used in basic EPS calculation	1,072.1	1,097.9	1,194.1
Dilutive share options outstanding	0.6	0.7	1.3
Other potentially issuable shares	21.3	17.8	19.9
Weighted average shares used in diluted EPS calculation	1,094.0	1,116.4	1,215.3

At 31 December 2023 there were 1,141,513,196 (2022: 1,141,427,296, 2021: 1,224,459,550) ordinary shares in issue, including 66,675,497 treasury shares (2022: 70,489,953, 2021: 70,489,953).

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
10. Sources of finance
The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares			Debt
	2023	2022	2021	2023	2022	2021
Analysis of changes in financing	£m	£m	£m	£m	£m	£m
Beginning of year	690.0	697.1	699.9	4,465.1	4,441.7	5,032.7
Ordinary shares issued	0.7	1.2	4.4	—	—	—
Share cancellations	—	(8.3)	(7.2)	—	—	—
Net decrease in drawings on bank loans and bonds	—	—	—	(48.9)	(220.6)	(397.1)
Amortisation of financing costs included in debt	—	—	—	0.2	7.0	8.1
Acquisition of subsidiaries	—	—	—	48.9	—	—
Changes in fair value due to hedging arrangements	—	—	—	—	—	(2.5)
Other movements	—	—	—	(3.5)	(0.2)	(0.4)
Exchange adjustments	—	—	—	(98.7)	237.2	(199.1)
End of year	690.7	690.0	697.1	4,363.1	4,465.1	4,441.7
The table above excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement. Other liabilities from financing activities, including lease liabilities and derivatives used for hedging debts, are disclosed in note 12 and note 25, respectively.

Shares
At 31 December 2023, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £690.7 million (2022: £690.0 million, 2021: £697.1 million), further details of which are disclosed in note 26.
Debt as at 31 December 2023
US$ bonds The Group had in issue $750 million of 3.75% bonds due September 2024, $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.

Eurobonds During the year, the Group issued €750 million of 4.125% bonds due May 2028. The Group also had in issue €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, and €600 million of 1.625% bonds due March 2030. In November 2023, €750 million of 3.0% bonds were repaid.
Sterling bonds The Group had in issue £250 million of 3.750% bonds due May 2032 and £400 million of 2.875% bonds due September 2046.
Revolving Credit Facility The Group had a five-year Revolving Credit Facility of $2.5 billion due March 2026, signed in November 2021. The Group’s borrowings under these facilities, which are drawn down predominantly in pounds sterling, averaged $41 million in 2023 (2022: nil, 2021: nil).
In May 2021, the Group’s subsidiary, WPP AUNZ, repaid in full its A$150 million Revolving Credit Facility due August 2021, and its A$270 million Revolving Credit Facility due August 2023. The Group’s borrowings under the Australian dollar facilities, which were drawn down in Australian dollars and New Zealand dollars, averaged the equivalent of nil in 2023 (2022: nil, 2021: A$52 million).
The Group had available undrawn committed credit facilities of £1,963.7 million at 31 December 2023 (2022: £2,069.0 million, 2021: £1,847.5 million).
Borrowings under the $2.5 billion Revolving Credit Facility were governed by certain financial covenants based on the results and financial position of the Group. During 2023, and until 20 February 2024 when the Revolving Credit Facility was refinanced with no financial covenants (see note 31 for further details), all covenants have been complied with. The $2.5 billion Revolving Credit Facility, due March 2026, included terms which required the consent of the majority of the lenders if a proposed merger or consolidation of the Company would alter its legal personality or identity.
Commercial paper programmes
The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper in issue in 2023 was $433 million (2022: $195 million, 2021: nil). The average Euro commercial paper in issue in 2023 was £45 million (2022: £34 million, 2021: nil) inclusive of the effect of currency swaps, where applicable. There was no US or Euro commercial paper outstanding at 31 December 2023.

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2023	2022	2021
	£m	£m	£m
Within one year	(711.3)	(791.6)	(326.8)
Between one and two years	(534.6)	(724.3)	(745.4)
Between two and three years	(746.2)	(524.2)	(646.5)
Between three and four years	(726.2)	(740.3)	(492.8)
Between four and five years	(704.1)	(719.9)	(698.0)
Over five years	(1,858.8)	(1,963.7)	(2,546.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,281.2)	(5,464.0)	(5,455.8)
Short-term overdrafts – within one year	(358.2)	(505.7)	(342.3)
Future anticipated cash flows	(5,639.4)	(5,969.7)	(5,798.1)
Effect of discounting/financing rates	918.1	998.9	1,014.1
Debt financing	(4,721.3)	(4,970.8)	(4,784.0)
Analysis of fixed and floating rate debt by currency including the effect of cross-currency swaps:

2023		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,471.7	4.62	n/a	66
£	– fixed	1,094.1	2.97	n/a	130
€	– fixed	1,820.5	2.12	n/a	48
	– floating	—	n/a	EURIBOR	0
Other		(23.2)	n/a	n/a	n/a
		4,363.1

2022		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,379.5	4.18	n/a	60
£	– fixed	1,094.1	2.97	n/a	143
€	– fixed	2,080.6	2.21	n/a	55
	– floating	—	n/a	EURIBOR	0
Other		(89.1)	n/a	n/a	n/a
		4,465.1

2021		£m	Fixed rate[1]	Floating basis	Period (months)[1]
Currency
$	– fixed	1,231.8	4.18	n/a	72
£	– fixed	1,094.1	2.97	n/a	155
€	– fixed	1,976.0	2.04	n/a	69
	– floating	210.2	n/a	EURIBOR	3
Other		(70.4)	n/a	n/a	n/a
		4,441.7
Note
1Weighted average.

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)
The following table is an analysis of future undiscounted anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, forward contracts and other foreign exchange swaps assuming interest rates and foreign exchange rates as at 31 December:

	Financial liabilities		Financial assets
2023	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	682.2	681.3	335.3	310.7
Between one and two years	15.9	15.7	487.4	479.6
Between two and three years	15.0	14.6	37.5	32.3
Between three and four years	14.7	14.2	37.1	32.5
Between four and five years	3.7	3.5	646.6	714.8
	731.5	729.3	1,543.9	1,569.9

	Financial liabilities		Financial assets
2022	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	1,186.3	1,126.2	347.1	345.7
Between one and two years	—	—	11.6	6.2
Between two and three years	—	—	449.8	461.8
	1,186.3	1,126.2	808.5	813.7

	Financial liabilities		Financial assets
2021	Payable	Receivable	Payable	Receivable
	£m	£m	£m	£m
Within one year	185.8	173.7	581.1	582.5
Between one and two years	551.4	521.1	30.0	30.4
Between two and three years	11.6	6.0	—	—
Between three and four years	449.8	445.6	—	—
	1,198.6	1,146.4	611.1	612.9
Analysis of change in financing activities (inclusive of leases)
The table below details changes arising from financing activities, including both cash and non-cash changes.

2023	Opening balance	Cash flow	Acquisition of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings (excluding lease liabilities) (notes 11, 20 and 25)[1]	4,465.1	(48.9)	48.9	(98.7)	(3.3)	4,363.1
Derivatives (notes 11, 17, 18 and 19)	52.3	(46.0)	—	(50.8)	13.6	(30.9)
Lease liabilities (note 12)[2]	2,210.6	(361.6)	1.9	(75.6)	379.2	2,154.5
Liabilities from financing activities	6,728.0	(456.5)	50.8	(225.1)	389.5	6,486.7
Cash and short-term deposits (notes 11 and 25)	(2,491.5)	216.9	(22.5)	79.6	—	(2,217.5)
Bank overdrafts	505.7	(147.5)	—	—	—	358.2
	4,742.2	(387.1)	28.3	(145.5)	389.5	4,627.4

Notes to the consolidated financial statements (continued)
10. Sources of finance (continued)

2022	Opening balance	Cash flow	Acquisition of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings (excluding lease liabilities) (note 11, 20 and 25)[1]	4,441.7	(220.6)	—	237.2	6.8	4,465.1
Derivatives (notes 11, 17, 18 and 19)	50.6	—	—	6.4	(4.7)	52.3
Lease liabilities (note 12)[2]	2,041.8	(402.0)	0.1	145.8	424.9	2,210.6
Share repurchase commitments	211.7	(211.7)	—	—	—	—
Liabilities from financing activities	6,745.8	(834.3)	0.1	389.4	427.0	6,728.0
Cash and short-term deposits (notes 11 and 25)	(3,882.9)	1,494.4	(38.8)	(64.2)	—	(2,491.5)
Bank overdrafts	342.3	163.4	—	—	—	505.7
	3,205.2	823.5	(38.7)	325.2	427.0	4,742.2
Notes
1Borrowings includes: bonds and bank loans. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs.
2Repayment of lease liabilities includes £102.9 million (2022: £92.4 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 11). Interest and other within lease liabilities comprises interest on leases as well as the lease liability additions and disposals as disclosed in note 12.

Notes to the consolidated financial statements (continued)

11. Analysis of cash flows
The following tables analyse the items included within the main cash flow headings on page F-14.
Net cash from operating activities:

	2023	2022	2021
	£m	£m	£m
Profit for the year	197.2	775.4	720.7
Taxation	149.1	384.4	230.1
Revaluation and retranslation of financial instruments	(6.8)	(76.0)	87.8
Finance costs	389.0	359.4	283.6
Finance and investment income	(127.3)	(145.4)	(69.4)
(Earnings)/loss from associates - after interest and tax	(70.2)	60.4	(23.8)
Adjustments for:
Non-cash share-based incentive plans (including share options)	140.1	122.0	99.6
Depreciation of property, plant and equipment	165.1	166.9	151.2
Depreciation of right-of-use assets	256.8	262.2	272.9
Impairment charges included within restructuring costs[1]	184.6	43.3	39.2
Goodwill impairment	63.6	37.9	1.8
Amortisation and impairment of acquired intangible assets	727.9	62.1	97.8
Amortisation of other intangible assets	24.8	21.9	19.9
Investment and other impairment charges/(reversals)	17.8	77.0	(42.4)
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)	—
Losses/(gains) of sale of property, plant and equipment	0.4	(6.4)	(1.3)
Decrease/(increase) in trade receivables and accrued income	231.8	(498.6)	(458.9)
(Decrease)/increase in trade payables and deferred income	(238.0)	170.6	777.8
Decrease/(increase) in other receivables	125.0	(154.1)	(120.0)
(Decrease)/increase in other payables - short-term	(563.5)	(259.6)	547.0
Increase/(decrease) in other payables - long-term	118.8	(67.0)	(11.0)
Increase/(decrease) in provisions	65.7	(38.0)	(32.9)
Corporation and overseas tax paid	(395.3)	(390.9)	(391.1)
Payment on early settlement of bonds	—	—	(13.0)
Interest paid on lease liabilities	(102.9)	(92.4)	(88.4)
Other interest and similar charges paid	(274.5)	(210.2)	(173.7)
Interest received	115.8	88.9	47.5
Investment income	12.9	24.5	17.8
Dividends from associates	43.4	37.6	53.4
Earnout payments recognised in operating activities[2]	(6.0)	(24.8)	(3.8)
Net cash inflow from operating activities	1,238.2	700.9	2,029.0
Notes
1Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets.
2Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.

Notes to the consolidated financial statements (continued)
11. Analysis of cash flows (continued)

Acquisitions and disposals:
	2023	2022	2021
	£m	£m	£m
Initial cash consideration	(227.0)	(218.3)	(227.6)
Cash and cash equivalents acquired	22.5	38.8	(2.3)
Earnout payments recognised in investing activities[1]	(52.5)	(46.6)	(53.2)
Purchase of other investments (including associates)	(9.8)	(10.1)	(99.2)
Acquisitions	(266.8)	(236.2)	(382.3)
Proceeds on disposal of investments and subsidiaries[2]	99.5	50.1	51.9
Cash and cash equivalents disposed	(0.7)	(12.4)	(23.6)
Disposals of investments and subsidiaries	98.8	37.7	28.3
Cash consideration received from non-controlling interests	46.1	—	39.5
Cash consideration for purchase of non-controlling interests	(16.4)	(84.2)	(135.0)
Cash consideration for non-controlling interests	29.7	(84.2)	(95.5)
Net acquisition payments and disposal proceeds	(138.3)	(282.7)	(449.5)
Notes
1Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.
2Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Share repurchases and buybacks:
	2023	2022	2021
	£m	£m	£m
Purchase of own shares by ESOP Trusts	(53.9)	(55.3)	(89.2)
Shares purchased into treasury for cancellation	—	(807.4)	(729.3)
Net cash outflow	(53.9)	(862.7)	(818.5)

Proceeds from issue of bonds:
	2023	2022	2021
	£m	£m	£m
Proceeds from issue of €750 million bonds	652.6	—	—
Drawdown from revolving credit facility	400.0	—	—
Net cash inflow	1,052.6	—	—

Repayment of borrowings:
	2023	2022	2021
	£m	£m	£m
Decrease in drawings on bank loans	—	(11.3)	(36.3)
Repayment of borrowing-related derivatives	(46.0)	—	—
Repayment of revolving credit facility	(400.0)	—	—
Net repayment of debt assumed on acquisition	(48.9)	—	—
Repayment of €750 million bonds	(652.6)	—	—
Repayment of $500 million bonds	—	—	(360.8)
Repayment of €250 million bonds	—	(209.3)	—
Net cash outflow	(1,147.5)	(220.6)	(397.1)

Cash and cash equivalents:
	2023	2022	2021
	£m	£m	£m
Cash at bank and in hand	2,036.8	2,271.6	2,776.6
Short-term bank deposits	180.7	219.9	1,106.3
Overdrafts[1]	(358.2)	(505.7)	(342.3)
	1,859.3	1,985.8	3,540.6
Note
1Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.
The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

Notes to the consolidated financial statements (continued)

12. Leases
The movements in 2023 and 2022 were as follows:

Right-of-use assets	Land and buildings[1] £m	Plant and machinery £m	Total £m
1 January 2022	1,357.0	38.1	1,395.1
Additions	363.8	23.8	387.6
Transfers to net investment in subleases	(7.0)	—	(7.0)
Disposals	(42.2)	(0.8)	(43.0)
Depreciation of right-of-use assets	(245.3)	(16.9)	(262.2)
Impairment charges included within restructuring costs	(33.3)	(0.2)	(33.5)
Exchange adjustments	89.2	2.3	91.5
31 December 2022	1,482.2	46.3	1,528.5
Additions	255.0	49.6	304.6
Transfers to net investment in subleases	(4.6)	—	(4.6)
Disposals	(9.2)	(1.1)	(10.3)
Depreciation of right-of-use assets	(235.9)	(20.9)	(256.8)
Impairment charges included within restructuring costs	(128.8)	—	(128.8)
Exchange adjustments	(49.1)	(1.3)	(50.4)
31 December 2023	1,309.6	72.6	1,382.2
Note
1For the year ended 31 December 2023, the Company has £20.8 million (2022: £18.5 million) of right-of-use assets that are classified as investment property.

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2022	2,002.5	39.3	2,041.8
Additions	353.6	23.7	377.3
Interest expense related to lease liabilities	94.2	1.5	95.7
Disposals	(46.1)	(1.9)	(48.0)
Repayment of lease liabilities (including interest)	(385.6)	(16.4)	(402.0)
Exchange adjustments	143.6	2.2	145.8
31 December 2022	2,162.2	48.4	2,210.6
Additions	237.7	50.2	287.9
Interest expense related to lease liabilities	103.4	2.9	106.3
Disposals	(11.4)	(1.7)	(13.1)
Repayment of lease liabilities (including interest)	(340.0)	(21.6)	(361.6)
Exchange adjustments	(74.1)	(1.5)	(75.6)
31 December 2023	2,077.8	76.7	2,154.5

Notes to the consolidated financial statements (continued)
12. Leases (continued)
The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2023	2022	2021
	£m	£m	£m
Depreciation of right-of-use assets:
Land and buildings	(235.9)	(245.3)	(254.7)
Plant and machinery	(20.9)	(16.9)	(18.2)
Impairment charges	(128.8)	(33.5)	(12.5)
Short-term lease expense	(22.2)	(20.2)	(18.0)
Low-value lease expense	(2.8)	(1.9)	(2.3)
Variable lease expense	(45.5)	(57.3)	(56.2)
Sublease income	17.3	18.6	17.3
Charge to operating profit	(438.8)	(356.5)	(344.6)
Interest expense related to lease liabilities	(106.3)	(95.7)	(90.9)
Charge to profit before taxation for leases	(545.1)	(452.2)	(435.5)
Variable lease payments primarily include real estate taxes and insurance costs.
The maturity of lease liabilities at 31 December 2023 and 2022 were as follows:

	2023	2022
	£m	£m
Within one year	405.9	379.1
Between one and two years	326.9	337.7
Between two and three years	282.1	293.0
Between three and four years	261.0	252.3
Between four and five years	231.1	234.8
Over five years	1,265.2	1,328.5
	2,772.2	2,825.4
Effect of discounting	(617.7)	(614.8)
Lease liability at end of year	2,154.5	2,210.6
Short-term lease liability	292.3	282.4
Long-term lease liability	1,862.2	1,928.2
The total committed future cash flows for leases not yet commenced at 31 December 2023 is £280.0 million (2022: £440.0 million).
The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 24 for management of liquidity risk.

Notes to the consolidated financial statements (continued)

13. Intangible Assets
Goodwill
The movements in 2023 and 2022 were as follows:

£m
Cost
1 January 2022	10,991.0
Additions[1]	262.6
Disposals	—
Exchange adjustments	891.0
31 December 2022	12,144.6
Additions[1]	319.1
Disposals	—
Exchange adjustments	(484.5)
31 December 2023	11,979.2
Accumulated impairment losses and write-downs
1 January 2022	3,378.7
Impairment losses for the year	37.9
Exchange adjustments	274.6
31 December 2022	3,691.2
Impairment losses for the year	63.6
Exchange adjustments	(164.5)
31 December 2023	3,590.3
Net book value
31 December 2023	8,388.9
31 December 2022	8,453.4
1 January 2022	7,612.3
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

Notes to the consolidated financial statements (continued)
13. Intangible Assets (continued)
Other intangible assets
The movements in 2023 and 2022 were as follows:

	Brands with an indefinite useful life	Acquired intangibles	Other	Total
	£m	£m	£m	£m
Cost
1 January 2022[1]	1,067.3	921.4	288.1	2,276.8
Additions	—	—	14.9	14.9
Disposals and derecognition[1]	—	(33.8)	(59.2)	(93.0)
New acquisitions	—	46.5	1.2	47.7
Other movements[2]	—	9.3	0.8	10.1
Exchange adjustments[1]	98.7	129.8	34.7	263.2
31 December 2022[1]	1,166.0	1,073.2	280.5	2,519.7
Additions	—	—	40.0	40.0
Disposals and derecognition	—	(15.1)	(51.8)	(66.9)
Reclassifications	(665.4)	665.4	—	—
New acquisitions	—	138.5	2.9	141.4
Other movements[2]	—	—	17.0	17.0
Exchange adjustments	(28.4)	(47.5)	(9.4)	(85.3)
31 December 2023	472.2	1,814.5	279.2	2,565.9
Amortisation and impairment
1 January 2022[1]	56.8	648.0	212.5	917.3
Charge for the year	—	61.9	21.9	83.8
Impairment charges included within restructuring costs[3]	—	—	29.0	29.0
Disposals and derecognition[1]	—	(33.6)	(59.4)	(93.0)
Exchange adjustments[1]	5.8	108.2	16.7	130.7
31 December 2022[1]	62.6	784.5	220.7	1,067.8
Charge for the year	—	727.9	24.8	752.7
Other movements[2]	—	—	(0.7)	(0.7)
Disposals and derecognition	—	(15.1)	(51.5)	(66.6)
Exchange adjustments	(2.8)	(27.0)	(7.4)	(37.2)
31 December 2023	59.8	1,470.3	185.9	1,716.0
Net book value
31 December 2023	412.4	344.2	93.3	849.9
31 December 2022	1,103.4	288.7	59.8	1,451.9
1 January 2022	1,010.5	273.4	75.6	1,359.5
Notes
1The acquired intangibles balances within these line items have been re-presented to reflect the derecognition of previously fully amortised assets that had no future economic benefit in prior periods.
2Other movements in acquired intangibles include reclassifications of items previously recorded in trade and other receivables; and revisions to fair value adjustments arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.
3Refer to note 3 for further explanation in relation to the impairment charges included within restructuring costs.

Notes to the consolidated financial statements (continued)
13. Intangible Assets (continued)
Cash-generating units (CGUs) with significant goodwill and brands with an indefinite useful life as at 31 December are:

	Goodwill		Brands with an indefinite useful life
	2023	2022	2023	2022
	£m	£m	£m	£m
GroupM	3,254.9	3,178.3	—	—
Wunderman Thompson	1,165.0	1,210.8	—	442.0
VMLY&R	814.6	776.0	—	207.6
Ogilvy	809.3	849.8	213.2	222.8
BCW	618.8	646.0	112.7	140.5
AKQA Group	600.1	628.7	—	—
FGS Global	452.1	451.8	—	—
Hill & Knowlton	141.7	145.7	33.2	34.8
Landor Group	115.0	106.5	53.3	55.7
Other	417.4	459.8	—	—
	8,388.9	8,453.4	412.4	1,103.4
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
Acquired intangible assets at net book value at 31 December 2023 include brand names of £134.6 million (2022: £142.3 million), customer-related intangibles of £108.2 million (2022: £120.3 million) and other assets (including proprietary tools) of £101.4 million (2022: £26.1 million).
Amortisation and Impairment
The total amortisation and impairment of acquired intangible assets of £727.9 million (2022: £61.9 million, 2021: £97.8 million) includes a charge of £650.1 million (2022: £1.4 million, 2021: £47.9 million) predominantly in regard to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £430.8 million and £202.3 million for Wunderman Thompson and Y&R brands respectively, due to the creation of VML in the fourth quarter of 2023.
In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. The goodwill impairment charge of £63.6 million (2022: £37.9 million, 2021: £1.8 million) recognised during the year relates to businesses in the Group that have closed or where the impact of current macroeconomic conditions and trading circumstances indicate impairment to the carrying value. This year, £40.3 million of the impairment charge related to the Global Integrated Agencies segment and £23.3 million related to the Specialist Agencies segment.
Impairment assessment process
Under IFRS, an impairment charge is required for both goodwill and other indefinite life assets when the carrying amount exceeds the 'recoverable amount', defined as the higher of fair value less costs of disposal and value in use. The review assessed whether the carrying value of goodwill and intangible assets with indefinite useful lives was supported by the value in use determined as the net present value of future cash flows.
Recoverable amount assessment
Due to the significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2023 and/or 2024, nil growth rate thereafter (2022: nil) and a conservative pre-tax discount rate of 14.7% (2022: 15.5%). The pre-tax discount rate of 14.7% was above the rate calculated for the global networks of 13.7% (2022: 14.5%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 14.7% or 100 basis points above the regional discount rate was used in the first step.
The recoverable amount was then compared to the carrying amount, which includes goodwill, intangible assets and other assets. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.
In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU-specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2022: 2.0%). If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.
The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. As at 31 December 2023, we have assessed long-term industry trends based on recent historical data and assumed a long-term growth rate of 2.0% (2022: 2.0%). Management has made the judgement that the long-term growth rate does not exceed the long-term average growth rate for the industry.
Discount rates
The discount rate uses the capital asset pricing model (CAPM) to derive the cost of equity along with an estimated cost of debt that is weighted by an appropriate capital structure to derive an indication of a weighted average cost of capital, which is then adjusted for relevant market and asset-specific risk where they are not already adjusted for within the underlying cash flow estimates. The cost of equity is calculated based on long-term government bond yield, an estimate of the required premium for investment in equity relative to government securities and further considers the volatility associated with peer public companies relative to the market. The cost of debt reflects an estimated market yield for long-term debt financing after taking into account the credit profile of

Notes to the consolidated financial statements (continued)
13. Intangible Assets (continued)
public peer companies in the industry. The capital structure used to weight the cost of equity and cost of debt has been derived from the observed capital structure of public peer companies.
The pre-tax discount rate applied to the cash flow projections for the CGUs that operate globally was 13.7% (2022: 14.5%). We developed a global discount rate that takes into account the diverse nature of the operations, as these CGUs operate with a diverse range of clients in a range of industries throughout the world, hence are subject to similar levels of market risks. The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 12.6% (2022: 14.0%) to 28.4% (2022: 22.6%).
Discounted cash flow assessment
Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to operating margins and discount rates. The key assumptions take account of the business’s expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the unit, such as business strategy and client mix.
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
Historically, the Group's impairment losses have resulted from a specific event, condition or circumstance in one or more of our companies, such as the impact of Covid-19 or the loss of a significant client. As a result, changes in the assumptions used in our impairment model have generally not had a significant effect on the impairment charges recognised. Following the £650.1 million amortisation charge recorded in the fourth quarter of 2023, described further above and in note 3, for certain brands that no longer have any useful life, as at 31 December 2023 there are no CGUs for which a reasonably possible change in key assumptions would lead to a significant impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted down to the recoverable amount, if required.

Notes to the consolidated financial statements (continued)

14. Property, plant and equipment
The movements in 2023 and 2022 were as follows:

	Land	Freehold buildings	Leasehold buildings	Fixtures, fittings and equipment	Computer equipment	Total
	£m	£m	£m	£m	£m	£m
Cost
1 January 2022	43.2	61.4	1,075.0	149.5	391.8	1,720.9
Additions	13.8	0.1	75.8	32.1	86.6	208.4
New acquisitions	—	—	0.5	0.2	0.6	1.3
Disposals	(0.1)	(8.3)	(62.1)	(40.0)	(72.1)	(182.6)
Exchange adjustments	(16.9)	39.3	89.7	23.0	39.8	174.9
31 December 2022	40.0	92.5	1,178.9	164.8	446.7	1,922.9
Additions	3.5	3.3	88.3	17.1	65.0	177.2
New acquisitions	—	—	0.8	—	—	0.8
Disposals	—	—	(155.9)	(51.0)	(95.6)	(302.5)
Exchange adjustments	(31.6)	(61.5)	(51.0)	(11.5)	(26.3)	(181.9)
31 December 2023	11.9	34.3	1,061.1	119.4	389.8	1,616.5
Depreciation and impairment
1 January 2022	—	2.7	469.6	71.9	280.3	824.5
Charge for the year	—	0.7	74.0	26.5	65.7	166.9
Impairment charges included within restructuring costs	—	—	9.1	0.6	0.1	9.8
Disposals	—	(1.7)	(63.5)	(36.7)	(71.1)	(173.0)
Exchange adjustments	—	0.3	43.2	17.5	33.0	94.0
31 December 2022	—	2.0	532.4	79.8	308.0	922.2
Charge for the year	—	1.0	70.5	24.9	68.7	165.1
Impairment charges included within restructuring costs	—	—	52.2	2.7	0.9	55.8
Disposals	—	(0.2)	(144.9)	(48.4)	(94.1)	(287.6)
Exchange adjustments	—	(0.2)	(29.0)	(14.2)	(24.1)	(67.5)
31 December 2023	—	2.6	481.2	44.8	259.4	788.0
Net book value
31 December 2023	11.9	31.7	579.9	74.6	130.4	828.5
31 December 2022	40.0	90.5	646.5	85.0	138.7	1,000.7
1 January 2022	43.2	58.7	605.4	77.6	111.5	896.4
At 31 December 2023, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £38.4 million (2022: £128.2 million).

Notes to the consolidated financial statements (continued)

15. Interests in associates and other investments
The movements in 2023 and 2022 were as follows:

	Interests in associates	Other investments
	£m	£m
1 January 2022	412.9	318.3
Additions	4.4	5.1
Loss from associates - after interest and tax	(60.4)	—
Share of other comprehensive income of associate undertakings	51.2	—
Dividends	(37.6)	—
Other movements	2.9	—
Exchange adjustments	17.1	—
Disposals	(9.6)	(16.0)
Reclassification from subsidiaries	(5.9)	—
Reclassification from associates to other investments	(22.5)	61.6
Revaluation of other investments through profit or loss	—	23.1
Revaluation of other investments through other comprehensive income	—	(22.3)
Amortisation of other intangible assets	(0.2)	—
Impairment charges	(47.2)	—
31 December 2022	305.1	369.8
Additions	39.4	2.5
Gain from associates - after interest and tax	25.1	—
Share of other comprehensive loss of associate undertakings	(0.9)	—
Dividends	(30.4)	—
Other movements	(12.5)	—
Exchange adjustments	(19.3)	—
Disposals	(5.4)	(10.4)
Reclassification to subsidiaries	—	—
Reclassification from associates to other investments	—	—
Revaluation of other investments through profit or loss	—	(26.2)
Revaluation of other investments through other comprehensive income	—	(3.0)
Amortisation of other intangible assets	—	—
Impairment charges	(14.6)	—
31 December 2023	286.5	332.7
Interests in joint ventures are immaterial and none of the Group's associates are individually material at 31 December 2023.
The investments included above as 'Other investments' represent investments in equity securities that present the Group with the opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices at the balance sheet date. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of information from outside sources at the balance sheet date.
The carrying values of the Group’s associates are reviewed for impairment in accordance with the Group’s accounting policies.
Aggregate information of associates that are not individually material
The following table presents a summary of the aggregate financial performance of the Group’s associate undertakings.

	2023	2022	2021
	£m	£m	£m
Earnings/(loss) from associates - after interest and tax (note 4)	70.2	(60.4)	23.8
Share of other comprehensive (loss)/ earnings of associate undertakings	(0.9)	51.2	13.5
Share of total comprehensive earnings/(loss) of associate undertakings	69.3	(9.2)	37.3

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
As at 31 December 2023, share of losses of £30.1 million (2022: £29.5 million) for the US and £137.9 million (2022: £33.8 million) for the Rest of World have not been recognised in relation to Kantar, as the investment was previously reduced to zero.
As at 31 December 2021, the cumulative share of unrecognised losses in relation to Imagina, an associate in Spain with the investment carrying value reduced to zero, were £23.0 million. In 2022, the Group partially disposed of its investment in Imagina resulting in its reclassification from interests in associates to other investments (within the scope of IFRS 9), designated as fair value through other comprehensive income. Refer to note 25 for further details on financial instruments held at fair value though other comprehensive income.
At 31 December 2023, capital commitments contracted, but not provided for, in respect of interests in associates and other investments were £2.2 million (2022: £3.2 million).

16. Deferred tax
The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income Taxes. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models, where appropriate, to forecast future taxable profits.
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
The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross 2023	Offset of balances arising from a single transaction[1] 2023	Gross balances before offset within countries 2023	Offset within countries 2023	As reported 2023
	£m	£m	£m	£m	£m
Deferred tax assets	684.9	(94.0)	590.9	(266.5)	324.4
Deferred tax liabilities	(539.0)	94.0	(445.0)	266.5	(178.5)
	145.9	—	145.9	—	145.9

	Gross 2022	Offset of balances arising from a single transaction[1] 2022	Gross balances before offset within countries 2022	Offset within countries 2022	As reported 2022
	£m	£m	£m	£m	£m
Deferred tax assets	734.2	(145.4)	588.8	(266.7)	322.1
Deferred tax liabilities	(762.9)	145.4	(617.5)	266.7	(350.8)
	(28.7)	—	(28.7)	—	(28.7)
Note
1The Group has applied Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). Transactions which give rise to the recognition of an asset and a liability on the Group’s balance sheet, including leases for which the Group recognises a right-of-use asset and a lease liability, lead to taxable and deductible temporary differences in certain jurisdictions. The resulting deferred tax assets and deferred tax liabilities arising from these temporary differences have been offset and reported net on the Group’s balance sheet.

Notes to the consolidated financial statements (continued)
16. Deferred tax (continued)
The following are the major gross deferred tax assets before offset within countries recognised by the Group and movements thereon in 2023 and 2022:

	Deferred compensation	Accounting provisions and accruals	Retirement benefit obligations	Plant and equipment	Property	Tax losses and credits	Share- based payments	Restructuring provisions	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1 January 2022	108.5	106.2	53.4	15.0	53.0	110.5	43.5	61.1	13.8	565.0
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	1.1	1.1
(Charge)/credit to income	(38.7)	3.3	(2.9)	(1.0)	(9.0)	5.0	1.3	21.2	(14.2)	(35.0)
Charge to other comprehensive income	—	—	(7.0)	—	—	—	—	—	—	(7.0)
Charge to equity	—	—	—	—	—	—	(15.5)	—	—	(15.5)
Exchange differences and other movements	4.5	10.6	4.5	33.9	9.7	7.0	3.0	2.3	4.7	80.2
31 December 2022	74.3	120.1	48.0	47.9	53.7	122.5	32.3	84.6	5.4	588.8
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—
(Charge)/credit to income	(6.0)	13.8	2.8	(11.8)	(5.7)	(11.5)	3.7	38.7	1.8	25.8
Credit to other comprehensive income	—	—	1.5	—	—	—	—	—	—	1.5
Charge to equity	—	—	—	—	—	—	(0.3)	—	—	(0.3)
Exchange differences and other movements	(3.2)	(2.2)	(2.6)	(0.3)	8.4	(6.8)	(0.7)	(15.7)	(1.8)	(24.9)
31 December 2023	65.1	131.7	49.7	35.8	56.4	104.2	35.0	107.6	5.4	590.9
Other temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2023 the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.
In addition the Group has recognised the following gross deferred tax liabilities before offset within countries and movements thereon in 2023 and 2022:

	Brands and other intangibles	Associate earnings	Goodwill	Plant and equipment	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m
1 January 2022	325.1	36.8	133.2	—	40.9	536.0
Acquisition of subsidiaries	15.1	—	—	—	—	15.1
(Credit)/charge to income	(12.4)	(3.5)	19.7	(14.2)	(10.5)	(20.9)
Charge to other comprehensive income	—	—	—	—	0.4	0.4
Exchange differences and other movements	24.8	3.2	20.5	37.2	1.2	86.9
31 December 2022	352.6	36.5	173.4	23.0	32.0	617.5
Acquisition of subsidiaries	35.0	—	—	—	—	35.0
(Credit)/charge to income	(173.7)	(15.6)	18.4	0.3	(1.7)	(172.3)
Credit to other comprehensive income	—	—	—	—	(0.2)	(0.2)
Exchange differences and other movements	(21.2)	(1.1)	(10.8)	(1.1)	(0.8)	(35.0)
31 December 2023	192.7	19.8	181.0	22.2	29.3	445.0
Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2023 the balance related to temporary differences in relation to unremitted earnings of subsidiaries and other temporary differences.
At the balance sheet date, the Group has gross tax losses and other temporary differences of £10,321.0 million (2022: £7,667.4 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,399.4 million (2022: £2,259.7 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £7,921.6 million (2022: £5,407.7 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £92.0 million (2022: £60.3 million) that will expire within one to ten years, and £7,712.8 million (2022: £5,138.1 million) of losses that may be carried forward indefinitely. The increase in losses primarily arose in Luxembourg as a result of steps that were part of the Group's continuing structural simplification programme.

Notes to the consolidated financial statements (continued)
16. Deferred tax (continued)
At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,355.1 million (2022: £1,346.1 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

17. Trade and other receivables
The following are included in trade and other receivables1:

	2023	2022
Amounts to be realised within one year	£m	£m
Trade receivables (net of loss allowance)	7,055.0	7,403.9
Unbilled costs[2]	273.6	352.4
VAT and sales taxes recoverable	370.7	448.1
Prepayments	239.0	236.6
Fair value of derivatives	1.6	5.1
Other debtors[3]	520.7	585.3
	8,460.6	9,031.4
1 Accrued income was previously presented in Trade and other receivables
2 Previously named 'Work in progress'
3This balance includes campus related enhancement prepayments and other individually not material items
The ageing of trade receivables and other financial assets by due date is as follows:

	Carrying amount at 31 December 2023	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2023	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	7,098.9	6,173.0	612.7	183.0	52.7	30.6	46.9
Expected credit losses	(43.9)	(1.4)	(1.1)	(0.9)	(2.6)	(10.3)	(27.6)
	7,055.0	6,171.6	611.6	182.1	50.1	20.3	19.3
Expected credit loss rate	0.6%	—%	0.2%	0.5%	4.9%	33.7%	58.8%
Gross accrued income	3,165.6	2,022.1	548.3	336.7	244.5	14.0	—
Expected credit losses	(15.0)	(0.3)	(0.5)	(1.3)	(12.8)	(0.1)	—
	3,150.6	2,021.8	547.8	335.4	231.7	13.9	—
Expected credit loss rate	0.5%	—%	0.1%	0.4%	5.2%	0.7%	n/a
Other financial assets	514.1	413.2	33.8	14.4	6.4	17.2	29.1
	10,719.7	8,606.6	1,193.2	531.9	288.2	51.4	48.4

	Carrying amount at 31 December 2022	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2022	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	7,475.4	6,386.5	706.4	247.1	66.8	23.5	45.1
Expected credit losses	(71.5)	(1.6)	(5.8)	(6.6)	(6.6)	(13.3)	(37.6)
	7,403.9	6,384.9	700.6	240.5	60.2	10.2	7.5
Expected credit loss rate	1.0%	—%	0.8%	2.7%	9.9%	56.6%	83.4%
Gross accrued income	3,485.6	2,027.0	603.8	450.5	376.8	27.5	—
Expected credit losses	(17.3)	(0.1)	(0.2)	(0.1)	(16.9)	—	—
	3,468.3	2,026.9	603.6	450.4	359.9	27.5	—
Expected credit loss rate	0.5%	—%	—%	—%	4.5%	—%	n/a
Other financial assets	612.0	538.8	31.2	6.1	1.0	6.2	28.7
	11,484.2	8,950.6	1,335.4	697.0	421.1	43.9	36.2
Other financial assets are included in other debtors.

Notes to the consolidated financial statements (continued)
17. Trade and other receivables (continued)

	2023	2022
Amounts to be realised after more than one year	£m	£m
Prepayments	2.0	3.9
Fair value of derivatives	32.3	0.6
Other debtors	174.9	214.1
	209.2	218.6
The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.
Other debtors falling due after more than one year at 31 December 2023 includes £13.7 million in relation to pension plans in surplus (2022: £15.4 million).

	2023	2022
	£m	£m
Expected credit losses
At beginning of year	71.5	70.5
New acquisitions	0.6	—
Charged to the income statement	14.9	29.1
Released to the income statement	(22.2)	(8.4)
Exchange adjustments	(5.3)	5.1
Utilisations and other movements	(15.6)	(24.8)
At end of year	43.9	71.5

The expected credit loss is equivalent to 0.6% (2022: 1.0%, 2021: 1.1%) of gross trade accounts receivables.
Expected credit losses on unbilled costs and other debtors were immaterial for the years presented.
The Group considers that the carrying amount of trade and other receivables approximates their fair value.
Expected credit losses
Given the short-term nature of the Group’s trade receivables, unbilled costs, and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment, and the level of credit insurance the Group has along with historical loss rates for each category of customers adjusted for forward-looking information. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

18. Trade and other payables: amounts falling due within one year
The following are included in trade and other payables falling due within one year1:

	2023	2022
	£m	£m
Trade payables	10,825.7	11,182.3
Payments due to vendors (earnout agreements)	73.3	62.0
Liabilities in respect of put option agreements with vendors	13.6	18.8
Fair value of derivatives	1.8	58.0
Other creditors and accruals[2]	2,408.7	2,914.8
	13,323.1	14,235.9
Note
1 Deferred income was previously presented in Trade and other payables.
2 This balance includes staff costs, indirect taxes payable and other individually not material items.
The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is £12.3 million (this is level 3 fair value that is derived using a discounted cash flow approach).
In all material respects, deferred income at 31 December 2022 was recognised as revenue during the year. Other than business-as-usual movements, and deferred income acquired on the acquisition of subsidiaries, there were no other significant changes in contract liability balances during the year.

Notes to the consolidated financial statements (continued)

19. Trade and other payables: amounts falling due after more than one year
The following are included in trade and other payables falling due after more than one year:

	2023	2022
	£m	£m
Payments due to vendors (earnout agreements)	125.4	98.1
Liabilities in respect of put option agreements with vendors	90.0	323.3
Fair value of derivatives	1.2	—
Other creditors and accruals	66.2	69.5
	282.8	490.9
The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is approximately £82.4 million (this is level 3 fair value that is derived using a discounted cash flow approach).

Liabilities in respect of put option agreements with vendors are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. The cash flows of put options, which are discounted using the original effective interest rate, are dependent on future earnings and are remeasured each reporting period via the income statement.
The Group's approach to payments due to vendors (earnouts) is further described in note 25. The following table sets out payments due to vendors (earnouts), comprising contingent consideration and the Directors’ best estimates of future earnout-related obligations:

	2023	2022
	£m	£m
Within one year	73.3	62.0
Between one and two years	54.1	19.5
Between two and three years	70.9	27.6
Between three and four years	0.4	28.6
Between four and five years	—	22.4
	198.7	160.1
The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2023	2022
	£m	£m
Within one year	13.6	18.8
Between one and two years	24.0	5.2
Between two and three years	38.6	76.6
Between three and four years	9.8	99.2
Between four and five years	6.2	74.8
Over five years	11.4	67.5
	103.6	342.1

Notes to the consolidated financial statements (continued)

20. Bank overdrafts and bonds
Amounts falling due within one year:

	2023	2022
	£m	£m
Bank overdrafts	358.2	505.7
Bonds	588.1	663.3
	946.3	1,169.0
The Group considers that the carrying amount of bank overdrafts approximates their fair value.
Amounts falling due after more than one year:

	2023	2022
	£m	£m
Bonds	3,775.0	3,801.8
The Group estimates that the fair value of corporate bonds is £4,119.5 million at 31 December 2023 (2022: £4,049.1 million). The fair values of the bonds are based on quoted market prices and are within Level 1 of the fair value hierarchy.
The bonds and bank overdrafts included within liabilities fall due for repayment as follows:

	2023	2022
	£m	£m
Within one year	946.3	1,169.0
Between one and two years	432.9	618.0
Between two and three years	647.2	441.5
Between three and four years	648.0	658.8
Between four and five years	647.5	661.1
Over five years	1,399.4	1,422.4
	4,721.3	4,970.8

21. Provisions for liabilities and charges
The movements in 2023 and 2022 were as follows:

	Employee benefits £m	Property £m	Other £m	Total £m
1 January 2022	140.3	70.6	57.6	268.5
Charged to the income statement	4.3	8.1	2.1	14.5
Acquisitions[1]	—	—	1.3	1.3
Utilised	(32.5)	(12.8)	(4.7)	(50.0)
Released to the income statement	—	(3.2)	(22.2)	(25.4)
Other movements	14.6	(4.8)	3.2	13.0
Exchange adjustments	16.4	4.9	1.4	22.7
31 December 2022	143.1	62.8	38.7	244.6
Charged to the income statement	3.1	64.2	24.9	92.2
Acquisitions[1]	—	—	0.6	0.6
Utilised	(21.8)	(18.7)	(0.7)	(41.2)
Released to the income statement	(2.3)	(4.0)	(8.5)	(14.8)
Other movements	38.1	(2.9)	(0.2)	35.0
Exchange adjustments	(7.4)	(2.7)	(1.8)	(11.9)
31 December 2023	152.8	98.7	53.0	304.5
Note
1Acquisitions include £0.6 million (2022: £1.3 million) of provisions arising from fair value adjustments related to the acquisition of subsidiary undertakings as required by IFRS 3 Business Combinations.

Notes to the consolidated financial statements (continued)
21. Provisions for liabilities and charges (continued)

Employee benefits relate to statutory or contractual employee entitlements where there is uncertainty over the timing or amount of the settlement. The majority of this provision relates to various employee defined contribution and deferred compensation plans in the USA. It is anticipated that these costs will be incurred when employees choose to take their benefits or depart from the Company.

The property provision balance relates primarily to onerous property contracts and decommissioning where the Group has the obligation to make-good its leased properties. Where the Group has made a decision to exit a leased property, onerous property contract provisions do not include rent in accordance with IFRS 16 Leases, however, do include unavoidable costs related to the lease such as ongoing service charges. Utilisation of the recognised provisions is expected to be incurred in conjunction with the profile of the leases to which they relate.

Other provisions primarily relate to legal provisions as well as various items that do not fall within the Group’s categories of provisions above. The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The Directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group's financial position or on the results of its operations.

Contingent liabilities
The Group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. The Group has received a number of demands and assessments from different states in India that have been or will be appealed to the courts, none of which are individually material. However, as permitted by IAS 37, the provision of any further information within this disclosure is expected to seriously prejudice the Group’s position in the dispute, given that appeals are ongoing. The Group believes that we will be successful in our appeals, however any appeal process is intrinsically uncertain.

22. Share-based payments
Charges for share-based incentive plans were as follows:

	2023	2022	2021
	£m	£m	£m
Share-based payments	140.1	122.0	99.6
Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.
As of 31 December 2023, there was £179.9 million (2022: £200.7 million) of total unrecognised compensation cost related to the Group’s restricted stock plans.
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
The 2020, 2021, 2022 and 2023 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.
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
Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed below including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.
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
Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2023 number m		Granted number m		Forfeited number m		Vested number m		Non-vested 31 December 2023 number m
Executive Performance Share Plan (EPSP)	20.4		7.8		(1.4)		(3.9)		22.9
Performance Share Awards (PSA)	4.1		2.3		(0.5)		(0.4)		5.5
Leadership Share Awards	11.3		5.9		(1.0)		(3.8)		12.4

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	924	p	919	p	947	p	752	p	950	p
Performance Share Awards (PSA)	952	p	857	p	939	p	926	p	915	p
Leadership Share Awards	899	p	654	p	934	p	673	p	848	p

	Non-vested 1 January 2022 number m		Granted number m		Forfeited number m		Vested number m		Non-vested 31 December 2022 number m
Executive Performance Share Plan (EPSP)	16.7		6.1		(2.2)		(0.2)		20.4
Performance Share Awards (PSA)	3.1		4.0		(0.2)		(2.8)		4.1
Leadership Share Awards	10.4		4.9		(1.2)		(2.8)		11.3

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	900	p	1,025	p	1,055	p	613	p	924	p
Performance Share Awards (PSA)	604	p	911	p	798	p	519	p	952	p
Leadership Share Awards	922	p	787	p	881	p	795	p	899	p
The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2023 was £81.6 million (2022: £65.4 million, 2021: £64.1 million).

Share options
Terms of share option plans
In 2015, the Group introduced the Share Option Plan 2015 to replace both the 'all-employee' Worldwide Share Ownership Plan and the discretionary Executive Stock Option Plan. Two kinds of options over ordinary shares can be granted, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions.
The Worldwide Share Ownership Programme was open for participation to employees with at least two years’ employment in the Group. It was not available to those participating in other share-based incentive programmes or to Executive Directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.
The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to Parent Company Executive Directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Shareholder Return) and EPS (Earnings Per Share) objectives, as well as continued employment. The terms of these stock options are such that if, after nine years and eight months, the performance conditions have not been met, the stock option will lapse automatically.
The Group grants stock options with a life of ten years, including the vesting period.

Notes to the consolidated financial statements (continued)
22. Share-based payments (continued)
WPP Worldwide Share Ownership Programme (WWOP)
As at 31 December 2023, unexercised options over ordinary shares of 650,825 and unexercised options over ADRs of 72,695 have been granted under the WPP Worldwide Share Ownership Programme as follows:

	Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
Unexercised options over ordinary shares	647,575	13.145	2017-2024
Unexercised options over ordinary shares	3,250	13.145	2018-2024

	Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
Unexercised options over ADR	72,695	102.670	2017-2024
WPP Share Option Plan 2015 (WSOP)
As at 31 December 2023, unexercised options over ordinary shares of 15,369,025 and unexercised options over ADRs of 1,772,400 have been granted under the WPP Share Option Plan as follows:

	Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
Unexercised options over ordinary shares	3,524,700	7.064	2025-2032
Unexercised options over ordinary shares	1,806,625	7.344	2023-2030
Unexercised options over ordinary shares	9,500	7.344	2023-2027
Unexercised options over ordinary shares	849,350	8.372	2021-2028
Unexercised options over ordinary shares	7,000	8.372	2021-2025
Unexercised options over ordinary shares	125,125	8.684	2025-2029
Unexercised options over ordinary shares	2,682,975	8.684	2025-2032
Unexercised options over ordinary shares	1,466,100	9.600	2022-2029
Unexercised options over ordinary shares	8,875	9.600	2022-2026
Unexercised options over ordinary shares	2,237,900	11.065	2023-2030
Unexercised options over ordinary shares	1,040,350	13.085	2020-2027
Unexercised options over ordinary shares	7,625	13.085	2020-2024
Unexercised options over ordinary shares	4,000	15.150	2019-2025
Unexercised options over ordinary shares	739,850	15.150	2018-2025
Unexercised options over ordinary shares	859,050	17.055	2019-2026

	Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
Unexercised options over ADR	409,115	44.120	2025-2032
Unexercised options over ADR	198,380	48.950	2023-2030
Unexercised options over ADR	318,125	52.600	2025-2032
Unexercised options over ADR	120,995	53.140	2021-2028
Unexercised options over ADR	169,790	62.590	2022-2029
Unexercised options over ADR	255,510	73.780	2023-2030
Unexercised options over ADR	117,650	88.260	2020-2027
Unexercised options over ADR	100,960	105.490	2020-2026
Unexercised options over ADR	81,875	115.940	2018-2025

Notes to the consolidated financial statements (continued)
22. Share-based payments (continued)
The aggregate status of the WPP Share Option Plans during 2023 was as follows:
Movements on options granted (represented in ordinary shares)

	1 January 2023	Granted	Exercised	Forfeited	Outstanding 31 December 2023	Exercisable 31 December 2023
WPP	—	—	—	—	—	—
WWOP	1,639,025	—	—	(624,725)	1,014,300	—
WSOP	21,299,025	5,586,650	(85,900)	(2,568,750)	24,231,025	7,386,400
	22,938,050	5,586,650	(85,900)	(3,193,475)	25,245,325	7,386,400

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
WPP	6,741	—	—	(6,741)	—	—
WWOP	2,049,299	—	(2,575)	(407,699)	1,639,025	—
WSOP	19,608,150	5,224,050	(123,125)	(3,410,050)	21,299,025	3,188,675
	21,664,190	5,224,050	(125,700)	(3,824,490)	22,938,050	3,188,675
Weighted average exercise price for options over

	1 January 2023	Granted	Exercised	Forfeited	Outstanding 31 December 2023	Exercisable 31 December 2023
Ordinary shares (£)
WPP	—	—	—	—	—	—
WWOP	13.224	—	—	13.432	13.145	—
WSOP	10.356	—	8.350	9.959	9.652	—
ADRs ($)
WWOP	106.379	—	—	109.949	102.670	—
WSOP	67.910	—	48.950	66.181	62.587	44.120

	1 January 2022	Granted	Exercised	Forfeited	Outstanding 31 December 2022	Exercisable 31 December 2022
Ordinary shares (£)
WPP	9.355	—	—	9.355	—	—
WWOP	12.923	—	8.458	11.565	13.224	—
WSOP	10.854	8.684	8.357	10.530	10.356	7.344
ADRs ($)
WWOP	101.693	—	—	85.706	106.379	—
WSOP	72.228	52.600	53.270	71.674	67.910	48.950
Options over ordinary shares
Outstanding

Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
7.344-17.055	10.455	70
Options over ADRs
Outstanding

Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
44.120-115.940	64.166	80
As at 31 December 2023 there was £10.1 million (2022: £11.1 million) of total unrecognised compensation costs related to share options. The cost is expected to be recognised over a weighted average period of 19 months (2022: 20 months).

Notes to the consolidated financial statements (continued)
22. Share-based payments (continued)
Share options are satisfied out of newly issued shares.
The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

		2023		2022		2021
Fair value of UK options (shares)	131.0	p	177.0	p	220.0	p
Fair value of US options (ADRs)		$8.59		$11.48		$14.89
Weighted average assumptions
UK risk-free interest rate		4.00%		2.92%		0.63%
US risk-free interest rate		4.53%		4.09%		1.16%
Expected life (months)		48		48		48
Expected volatility		33%		32%		34%
Dividend yield		5.6%		3.9%		3.4%
Options are issued at an exercise price equal to market value on the date of grant.
The average share price of the Group for the year ended 31 December 2023 was £8.41 (2022: £9.13, 2021: £9.64) and the average ADR price for the same period was $52.31 (2022: $56.80, 2021: $66.44). The average share price of the Group for year ended 31 December 2023 approximates the weighted average share price during the periods of exercise throughout the year.
Expected volatility is sourced from external market data and represents the historical volatility in the Company’s share price over a period equivalent to the expected option life.
Expected life is based on a review of historical exercise behaviour in the context of the contractual terms of the options, as described in more detail on page F-47.

23. Employee Benefit Obligations
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2023	2022	2021
	£m	£m	£m
Defined contribution plans	198.1	191.3	162.8
Defined benefit plans charge to operating profit	15.0	13.5	14.9
Pension costs (note 5)	213.1	204.8	177.7
Net interest expense on pension plans (note 6)	4.3	2.2	1.8
	217.4	207.0	179.5
Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2023.
The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP-sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.
The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.
Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2023 amounted to £19.8 million (2022: £24.0 million, 2021: £16.7 million). Employer contributions and benefit payments in 2024 are expected to be approximately £17.0 million.

Notes to the consolidated financial statements (continued)
23. Employee Benefit Obligations (continued)
(a)Assets and Liabilities
At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2023		2022		2021
	£m	%	£m	%	£m	%
Equities	24.2	9.3	26.7	6.2	31.8	5.8
Bonds	170.2	65.7	208.8	48.5	259.7	47.0
Insured annuities	3.0	1.2	149.2	34.7	222.5	40.3
Property	1.3	0.5	1.4	0.3	1.0	0.2
Cash	18.3	7.1	18.1	4.2	15.3	2.8
Other	42.0	16.2	26.3	6.1	21.8	3.9
Total fair value of assets	259.0	100.0	430.5	100.0	552.1	100.0
Present value of liabilities	(381.2)		(552.6)		(688.5)
Deficit in the plans	(122.2)		(122.1)		(136.4)
Irrecoverable surplus	—		—		(0.2)
Net liability[1]	(122.2)		(122.1)		(136.6)
Plans in surplus[2]	13.7		15.4		30.1
Plans in deficit	(135.9)		(137.5)		(166.7)
Notes
1    The related deferred tax asset is discussed in note 16.
2 The net asset related to plans in surplus of £13.7 million for 31 December 2023 (2022: £15.4 million) is recorded in the consolidated balance sheet within other debtors. The corresponding figures for 31 December 2021 are recorded in provision for post-employment benefits.
All plan assets have quoted prices in active markets with the exception of other assets.

	2023	2022	2021
Surplus/(deficit) in plans by region	£m	£m	£m
UK	0.7	2.3	0.4
North America	(29.7)	(37.1)	(28.1)
Western Continental Europe	(60.1)	(52.6)	(74.0)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(33.1)	(34.7)	(34.7)
Deficit in the plans	(122.2)	(122.1)	(136.4)
Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.
The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2023 Surplus/ (deficit) £m	2023 Present value of liabilities £m	2022 Surplus/ (deficit) £m	2022 Present value of liabilities £m	2021 Surplus/ (deficit) £m	2021 Present value of liabilities £m
Funded plans by region
UK	0.7	(9.2)	2.3	(155.5)	0.4	(231.9)
North America	7.4	(182.9)	4.1	(208.5)	20.1	(237.9)
Western Continental Europe	(34.1)	(70.6)	(29.1)	(67.9)	(45.1)	(87.6)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.4)	(27.6)	(4.1)	(25.4)	(6.4)	(25.7)
Deficit/liabilities in the funded plans	(31.4)	(290.3)	(26.8)	(457.3)	(31.0)	(583.1)
Unfunded plans by region
North America	(37.1)	(37.1)	(41.2)	(41.2)	(48.2)	(48.2)
Western Continental Europe	(26.0)	(26.0)	(23.5)	(23.5)	(28.9)	(28.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(27.7)	(27.8)	(30.6)	(30.6)	(28.3)	(28.3)
Deficit/liabilities in the unfunded plans	(90.8)	(90.9)	(95.3)	(95.3)	(105.4)	(105.4)
Deficit/liabilities in the plans	(122.2)	(381.2)	(122.1)	(552.6)	(136.4)	(688.5)

Notes to the consolidated financial statements (continued)
23. Employee Benefit Obligations (continued)
In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.
(b)Assumptions
There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2023	2022	2021	2020
	% pa	% pa	% pa	% pa
UK
Discount rate[1]	4.7	5.1	1.8	1.3
Rate of increase in pensions in payment	2.5	4.4	4.5	4.4
Inflation	3.1	3.0	3.2	2.8
North America
Discount rate[1]	4.9	5.2	2.6	2.0
Rate of increase in salaries[2]	n/a	n/a	n/a	3.0
Western Continental Europe
Discount rate[1]	3.4	4.1	1.2	0.9
Rate of increase in salaries	2.5	2.5	2.3	2.2
Rate of increase in pensions in payment	2.0	2.0	1.8	1.8
Inflation	2.0	2.0	1.7	1.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	6.5	6.4	5.3	4.2
Rate of increase in salaries	6.2	5.7	5.6	5.2
Inflation	3.4	3.4	3.7	3.7
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
Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset-class risk. The investment strategy of the Group varies by country, albeit there was a general directive by the Group in recent years to de-risk the larger funded plans (mainly in the US and UK) and move towards a liability driven investment strategy.
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

Notes to the consolidated financial statements (continued)
23. Employee Benefit Obligations (continued)
At 31 December 2023, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.8	22.0	23.4	21.1	20.3
Current pensioners (at age 65) – female	23.6	23.4	24.9	24.2	25.1
Future pensioners (current age 45) – male	23.5	23.4	25.4	23.4	20.3
Future pensioners (current age 45) – female	25.2	24.8	27.0	26.0	25.1
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
The life expectancies after age 65 at 31 December 2022 were 22.3 years and 24.0 years for male and female current pensioners (at age 65) respectively, and 24.0 years and 25.7 years for male and female future pensioners (current age 45), respectively.
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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	8.0	7.4	6.3	10.2	5.9
Expected benefit payments over the next ten years (£m)
within 12 months	30.2	18.5	0.7	6.0	5.0
in 2025	28.3	18.1	0.6	6.0	3.6
in 2026	29.2	17.8	0.6	6.2	4.6
in 2027	29.0	18.7	0.5	6.2	3.6
in 2028	27.6	15.7	0.5	7.0	4.4
in the next five years	144.4	83.7	1.6	33.2	25.9
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
23. Employee Benefit Obligations (continued)
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

	(Decrease)/increase in benefit obligation
	2023	2022
Sensitivity analysis of significant actuarial assumptions	£m	£m
Discount rate
Increase by 25 basis points:
UK	(0.1)	(3.6)
North America	(3.8)	(4.4)
Western Continental Europe	(2.3)	(2.0)
Other[1]	(0.5)	(0.5)
Decrease by 25 basis points:
UK	0.2	3.8
North America	3.9	4.6
Western Continental Europe	2.4	2.1
Other[1]	0.5	0.6
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	0.6	0.5
Other[1]	0.4	0.5
Decrease by 25 basis points:
Western Continental Europe	(0.6)	(0.5)
Other[1]	(0.5)	(0.5)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	0.2	0.7
Western Continental Europe	1.2	1.1
Decrease by 25 basis points:
UK	—	(0.6)
Western Continental Europe	(1.2)	(1.0)
Life expectancy
Increase in longevity by one additional year:
UK	0.7	6.8
North America	3.3	4.2
Western Continental Europe	3.0	2.6
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
23. Employee Benefit Obligations (continued)
(c) Pension expense
The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2023	2022	2021
	£m	£m	£m
Service cost[1]	12.2	10.4	12.6
Administrative expenses	2.8	3.1	2.3
Charge to operating profit	15.0	13.5	14.9
Net interest expense on pension plans	4.3	2.2	1.8
Charge to profit before taxation for defined benefit plans	19.3	15.7	16.7
Note
1Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2023	2022	2021
	£m	£m	£m
Return on plan assets (excluding interest income)	6.5	(127.6)	(29.3)
Changes in demographic assumptions underlying the present value of the plan liabilities	(0.5)	0.6	(3.6)
Changes in financial assumptions underlying the present value of the plan liabilities	(13.8)	143.5	31.1
Experience (loss)/gain arising on the plan liabilities	(1.3)	(0.1)	15.7
Change in irrecoverable surplus	—	0.2	0.4
Actuarial (loss)/gain recognised in OCI	(9.1)	16.6	14.3
(d) Movement in plan liabilities
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2023	2022	2021
	£m	£m	£m
Plan liabilities at beginning of year	552.6	688.5	772.7
Service cost[1]	12.2	10.4	12.6
Interest cost	20.5	15.5	12.0
Actuarial loss/(gain):
Effect of changes in demographic assumptions	0.5	(0.6)	3.6
Effect of changes in financial assumptions	13.8	(143.5)	(31.1)
Effect of experience adjustments	1.3	0.1	(15.7)
Benefits paid	(37.5)	(52.0)	(59.5)
(Gain)/loss due to exchange rate movements	(16.7)	40.4	(6.1)
Settlement payments[2]	(163.2)	(8.7)	(0.3)
Other[3]	(2.3)	2.5	0.3
Plan liabilities at end of year	381.2	552.6	688.5
Notes
1    Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
2    During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145.0 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement.
3    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)
23. Employee Benefit Obligations (continued)
(e) Movement in plan assets
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2023	2022	2021
	£m	£m	£m
Fair value of plan assets at beginning of year	430.5	552.1	616.6
Interest income on plan assets	16.2	13.3	10.2
Return on plan assets (excluding interest income)	6.5	(127.6)	(29.3)
Employer contributions	19.8	24.0	16.7
Benefits paid	(37.5)	(52.0)	(59.5)
(Loss)/gain due to exchange rate movements	(12.4)	31.5	(0.6)
Settlement payments[1]	(163.2)	(8.7)	(0.3)
Administrative expenses	(2.8)	(3.1)	(1.8)
Other[2]	1.9	1.0	0.1
Fair value of plan assets at end of year	259.0	430.5	552.1
Actual return/(loss) on plan assets	22.7	(114.3)	(19.1)
Notes
1During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145.0 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement.
2    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

24. Risk management policies
Foreign currency risk
The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps, forward foreign exchange contracts and non-deliverable forward foreign exchange contracts.
The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. The Group’s borrowings (including cross currency swaps) at 31 December 2023 were primarily made up of $1,874 million, £1,094 million and €2,100 million (2022: $1,667 million, £1,094 million and €2,350 million). The Group’s average gross debt during the course of 2023 was $2,511 million, £1,173 million and €2,321 million (2022: $1,667 million, £1,094 million, €2,404 million).
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
Including the effect of interest rate and cross-currency swaps, 100% of the year-end US dollar debt is at fixed rates averaging 4.62% for an average period of 66 months; 100% of the sterling debt is at a fixed rate of 2.97% for an average period of 130 months; and 100.0% of the euro debt is at fixed rates averaging 2.12% for an average period of 48 months.
Going concern and liquidity risk
In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2023 and a number of mitigating cost actions that are available to the Company. Considering the Group’s liquidity headroom taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented, show that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due. The Company modelled a range of revenue less pass-through cost declines up to 31% compared with the year ended 31 December 2023. The likelihood of such a decline is considered remote as compared to Company expectations and external benchmarks. The modelling in this extreme scenario includes cost mitigations of 70% of the decline in revenue less pass-through costs and the suspension of the share buyback programme and dividend. Further measures that were not included in the modelling, should the Company face such an extreme scenario, include the reduction of capital expenditure and acquisitions. Based on the outcome of the above assessments, the Directors have concluded that it is reasonable to expect that the Group will be able to operate within its current facilities for the period of assessment and are therefore comfortable that the Company will be a going concern for at least

Notes to the consolidated financial statements (continued)
24. Risk management policies (continued)
12 months from the date of signing the Group's consolidated financial statements. As such, it is appropriate to prepare the financial statements of the Group on a going concern basis.
At 31 December 2023, the Group has access to £6.4 billion of committed facilities with maturity dates spread over the years 2024 to 2046 as illustrated below:

		2024	2025	2026	2027	2028 +
		£m	£m	£m	£m	£m
£ bonds £400m (2.875% 2046)	400.0					400.0
US bond $220m (5.625% 2043)	172.7					172.7
US bond $93m (5.125% 2042)	72.9					72.9
£ bonds £250m (3.75% 2032)	250.0					250.0
Eurobonds €600m (1.625% 2030)	520.2					520.2
Eurobonds €750m (4.125% 2028)	650.2					650.2
Eurobonds €750m (2.375% 2027)	650.2				650.2
Eurobonds €750m (2.25% 2026)	650.2			650.2
Bank revolver ($2,500m 2026)	1,963.7			1,963.7
Eurobonds €500m (1.375% 2025)	433.5		433.5
US bond $750m (3.75% 2024)	589.1	589.1
Total committed facilities available	6,352.7	589.1	433.5	2,613.9	650.2	2,066.0
Drawn down facilities at 31 December 2023	4,389.0	589.1	433.5	650.2	650.2	2,066.0
Undrawn committed credit facilities	1,963.7
Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.
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
Credit risk
The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and other investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 25.
The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of expected credit losses, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 6% of total trade receivables as at 31 December 2023 or 31 December 2022.
The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

Notes to the consolidated financial statements (continued)
24. Risk management policies (continued)
Effects of Hedge Accounting on the Financial Position and Performance
The effects of the hedging instruments on the Group's financial position and performance are as follows:

	2023	2022
(i) Cash flow hedges of foreign currency risk[1]
Carrying amount of derivative hedging instruments[2]	£(16.5)m	£(6.6)m
Notional amount of hedged items	€1,250.0m	€1,000.0m
Notional amount of hedging instruments	€1,250.0m	€1,000.0m
Maturity date	2025-2028	2023-2025
Hedge ratio	1:1	1:1
Change in value of hedged item used to determine hedge effectiveness for outstanding hedging instruments	£(32.4)m	£38.5m
Change in value of hedging instruments used to determine hedge effectiveness for outstanding hedging instruments	£29.6m	£(41.4)m
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	£2.7m	£2.9m
Weighted average hedged rate for outstanding hedging instruments	4.4%	3.2%
(ii) Net investment hedges of foreign currency risk
Carrying amount of derivative hedging instruments[2]	£48.2m	£(46.9)m
Carrying amount of non-derivative hedging instruments (bonds)	£(835.0)m	£(879.5)m
Notional amount of hedging instruments	$1,873.9m	$1,666.8m
Notional amount of hedged net assets	$1,873.9m	$1,666.8m
Hedge ratio	1:1	1:1
Change in value of hedged item used to determine hedge effectiveness	£108.2m	£(141.5)m
Change in value of hedging instrument used to determine hedge effectiveness	£(110.1)m	£141.5m
Hedge ineffectiveness (revaluation and retranslation of financial instruments)	£1.9m	£0.0
Weighted average hedged rate for the year (USD/GBP)	1.2731	1.2083
Notes
1Relates to cross currency swaps designated as cash flow hedges
2This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet.
Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.
Currency risk
A 10% weakening of sterling against the Group’s major currencies would result in the following impacts on the income statement and equity, which would arise on the retranslation of foreign currency-denominated monetary items. A 10% strengthening of sterling would have an equal and opposite effect.

	Impact on income statement		Impact on equity
	2023	2022	2023	2022
	£m	£m	£m	£m
US dollar	(41.0)	(179.6)	(18.0)	34.6
Euro	(185.8)	78.9	—	(11.3)
Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2023 would increase profit before tax by approximately £18.6 million (2022: £19.9 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.

Notes to the consolidated financial statements (continued)

25. Financial Instruments
Currency derivatives
The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets. The Group designates foreign currency-denominated debt as hedging instruments against the exposure to movements in the spot translation rates associated with the translation of its foreign operations.
The Group also designates certain cross currency swaps as hedging instruments in cash flow hedges to manage its exposure to foreign exchange risk and interest rate risk on its borrowings. During the year, the Group entered into cross currency swap contracts due in May 2028 with receipts of €750.0 million and payments of $810.9 million. In November 2023, the Group's contracts for receipts of €500.0 million and payments of $604.2 million matured. Contracts due in March 2025 have receipts of €500.0 million and payments of £444.1 million.
In March 2023, the Group designated £80.6 million of non-deliverable forward foreign exchange contracts as hedging instruments in cash flow hedges, to manage its exposure to foreign exchange risk on highly probable forecast foreign currency transactions (primarily INR and USD). The contracts have maturity dates between 2024 and 2028.
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
At 31 December 2023, the fair value of the Group’s currency derivatives in designated hedging relationships is estimated to be a net asset of approximately £31.7 million (2022: net liability of £52.7 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £31.7 million (2022: £0.6 million) assets included in trade and other receivables and nil (2022: £53.3 million) liabilities included in trade and other payables. The fair value of currency derivatives is based on the present value of contractual cash flows using foreign currency and interest rate forward market curves at the balance sheet date. The amounts taken to and deferred in equity during the year for currency derivatives that are designated as hedges and considered effective was a credit of £108.2 million (2022: debit of £141.5 million) for net investment hedges.

For cash flow hedge arrangements, amounts of a debit of £43.3 million (2022: credit of £38.5 million) representing the effective portion of the gain or loss on the hedging instrument were taken to equity, and £44.2 million was reclassified to profit or loss in the same period when the related foreign exchange impact on the associated hedged item affected profit or loss. During the year the hedges of the €750 million Eurobond were discontinued as the hedging item and hedging instrument matured which resulted in a debit of £11.8 million taken to equity and recycled to profit and loss.
Changes in the fair value relating to the ineffective portion of the currency derivatives that are designated hedges amounted to £5.0 million (2022: £2.7 million) which is included within revaluation and retranslation of financial instruments in the income statement. At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £955.2 million (2022: £1,004.8 million). The Group estimates the fair value of these contracts to be a net liability of £0.8 million (2022: net asset of £0.4 million).
As at 31 December 2023, the Group had designated its $93.0 million bond, $750.0 million bond, $220.0 million bond, and $810.9 million leg of its cross currency swap, as the hedging instruments in a net investment hedge relationship. The Group has designated the €500.0 million leg of its March 2025 cross currency swap and €750.0 million of its May 2028 cross currency swap as hedging instruments in cash flow hedges. £80.6 million of non-deliverable forward foreign exchange contracts has also been designated as the hedging instrument in a cash flow hedge. Possible sources of ineffectiveness include any impairments to the Group's net investment in US dollars. The hedges are documented and are assessed for effectiveness on an ongoing basis. All hedge relationships were effective during the year.
These arrangements are designed to address significant foreign exchange exposure and are renewed on a revolving basis as required.

Notes to the consolidated financial statements (continued)
25. Financial Instruments (continued)
An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2023
Other investments	—	257.2	75.5	—	332.7
Cash and short-term deposits	—	180.7	—	2,036.8	2,217.5
Bank overdrafts and bonds: amounts falling due within one year	—	—	—	(946.3)	(946.3)
Bonds: amounts falling due after more than one year	—	—	—	(3,775.0)	(3,775.0)
Trade and other receivables: amounts falling due within one year	—	—	—	10,601.4	10,601.4
Trade and other receivables: amounts falling due after more than one year	—	—	—	118.3	118.3
Trade and other payables: amounts falling due within one year	—	—	—	(10,917.4)	(10,917.4)
Trade and other payables: amounts falling due after more than one year	—	—	—	(1.5)	(1.5)
Derivative assets	31.7	2.2	—	—	33.9
Derivative liabilities	—	(3.0)	—	—	(3.0)
Payments due to vendors (earnout agreements)	—	(198.7)	—	—	(198.7)
Liabilities in respect of put options	—	—	—	(103.6)	(103.6)
	31.7	238.4	75.5	(2,987.3)	(2,641.7)

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2022
Other investments	—	255.7	114.1	—	369.8
Cash and short-term deposits[1]	—	219.9	—	2,271.6	2,491.5
Bank overdrafts and bonds: amounts falling due within one year	—	—	—	(1,169.0)	(1,169.0)
Bonds: amounts falling due after more than one year	—	—	—	(3,801.8)	(3,801.8)
Trade and other receivables: amounts falling due within one year	—	—	—	11,338.0	11,338.0
Trade and other receivables: amounts falling due after more than one year	—	—	—	146.2	146.2
Trade and other payables: amounts falling due within one year	—	—	—	(11,283.0)	(11,283.0)
Trade and other payables: amounts falling due after more than one year	—	—	—	(0.9)	(0.9)
Derivative assets	0.6	5.1	—	—	5.7
Derivative liabilities	(53.3)	(4.7)	—	—	(58.0)
Payments due to vendors (earnout agreements)	—	(160.1)	—	—	(160.1)
Liabilities in respect of put options[2]	—	—	—	(342.1)	(342.1)
	(52.7)	315.9	114.1	(2,841.0)	(2,463.7)
Notes
1Certain money market funds included within cash and short-term deposits for the year ended 31 December 2022 have been re-presented given they are measured at held at fair value through profit or loss in accordance with IFRS 9. Prior year balances were presented as amortised cost.
2Liabilities in respect of put option balances for the year ended 31 December 2022 have been re-presented given they are measured at amortised cost in accordance with IFRS 9. Prior year balances were presented as held at fair value through profit or loss.
The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:
Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Notes to the consolidated financial statements (continued)
25. Financial Instruments (continued)
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

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2023
Derivatives in designated hedge relationships
Derivative assets	—	31.7	—	31.7
Derivative liabilities	—	—	—	—
Held at fair value through profit or loss
Other investments	0.6	—	256.6	257.2
Derivative assets	—	2.2	—	2.2
Derivative liabilities	—	(3.0)	—	(3.0)
Payments due to vendors (earnout agreements)	—	—	(198.7)	(198.7)
Held at fair value through other comprehensive income
Other investments	7.4	—	68.1	75.5

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2022
Derivatives in designated hedge relationships
Derivative assets	—	0.6	—	0.6
Derivative liabilities	—	(53.3)	—	(53.3)
Held at fair value through profit or loss
Other investments	0.4	—	255.3	255.7
Derivative assets	—	5.1	—	5.1
Derivative liabilities	—	(4.7)	—	(4.7)
Payments due to vendors (earnout agreements)	—	—	(160.1)	(160.1)
Held at fair value through other comprehensive income
Other investments	10.9	—	103.2	114.1

Notes to the consolidated financial statements (continued)
25. Financial Instruments (continued)
There have been no transfers between these levels in the years presented.
Reconciliation of level 3 fair value measurements:

	Payments due to vendors (earnout agreements)	Other investments
	£m	£m
1 January 2022	(196.7)	290.0
Gains recognised in the income statement	26.2	23.1
Losses recognised in other comprehensive income	—	(5.3)
Exchange adjustments	(14.3)	—
Additions	(46.7)	66.7
Disposals	—	(16.0)
Cancellations	—	—
Settlements	71.4	—
31 December 2022	(160.1)	358.5
Gains/(losses) recognised in the income statement	50.8	(26.7)
Gains recognised in other comprehensive income	—	0.7
Exchange adjustments	1.8	—
Additions	(149.7)	2.6
Disposals	—	(10.4)
Settlements	58.5	—
31 December 2023	(198.7)	324.7
The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.
Payments due to vendors (earnout agreements) and liabilities in respect of put options
Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.
As of 31 December 2023, the potential undiscounted amount of future payments that could be required under the earnout agreements for acquisitions completed in the current year and for all earnout agreements ranges from £nil to £326 million (2022: £nil to £226 million) and £nil to £753 million (2022: £nil to £695 million), respectively. The increase in the maximum potential undiscounted amount of future payments for all earnout agreements is due to current year acquisitions, which is partially offset by earnout arrangements that have been completed and paid.
At 31 December 2023, the weighted average growth rate in estimating future financial performance was 14.6% (2022: 12.4%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2023 was 7.0% (2022: 7.6%).
A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £1.4 million (2022: £9.1 million) and £5.5 million (2022: £6.9 million), respectively.
A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £2.5 million (2022: £7.3 million) and £2.5 million (2022: £7.4 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.
Other investments
The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, discounted cash flows and the share of fund net asset value. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.
During 2022, Imagina stepped down from interests in associates to other investments and this investment was designated as fair value through other comprehensive income. There were no step downs to other investments which occurred in 2023.

Notes to the consolidated financial statements (continued)
26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
At 1 January 2021	1,750,000,000	175.0
At 31 December 2021	1,750,000,000	175.0
At 31 December 2022	1,750,000,000	175.0
At 31 December 2023	1,750,000,000	175.0

Issued and fully paid
At 1 January 2021	1,296,080,242	129.6
Exercise of share options	534,800	—
Share cancellations	(72,155,492)	(7.2)
At 31 December 2021	1,224,459,550	122.4
Exercise of share options	125,700	—
Share cancellations	(83,157,954)	(8.3)
At 31 December 2022	1,141,427,296	114.1
Exercise of share options	85,900	—
Share cancellations	—	—
At 31 December 2023	1,141,513,196	114.1
Company’s own shares
The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group’s share-based incentive plans.
The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2023 was 490,646 (2022: 1,211,974, 2021: 5,803,641), and £3.7 million (2022: £9.9 million, 2021: £65.0 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2023 was 66,675,497 (2022: 70,489,953, 2021: 70,489,953) and £502.1 million (2022: £578.2 million, 2021: £789.1 million) respectively.

Notes to the consolidated financial statements (continued)
27. Other reserves
Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2021	6.4	(122.3)	—	307.1	191.2
Foreign exchange differences on translation of foreign operations	—	—	—	(132.7)	(132.7)
Gain on net investment hedges	—	—	—	45.5	45.5
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(38.0)	—	(38.0)
Less: gain reclassified to profit or loss	—	—	38.0	—	38.0
Share of other comprehensive income of associate undertakings	—	—	—	7.3	7.3
Share cancellations	7.2	—	—	—	7.2
Recognition and remeasurement of financial instruments	—	(242.7)	—	—	(242.7)
Share purchases – close period commitments	—	(211.7)	—	—	(211.7)
Balance at 31 December 2021	13.6	(576.7)	—	227.2	(335.9)
Foreign exchange differences on translation of foreign operations	—	—	—	409.0	409.0
Loss on net investment hedges	—	—	—	(141.5)	(141.5)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	38.5	—	38.5
Less: loss reclassified to profit or loss	—	—	(38.5)	—	(38.5)
Share of other comprehensive income of associate undertakings	—	—	—	31.9	31.9
Share cancellations	8.3	—	—	—	8.3
Recognition/derecognition of liabilities in respect of put options	—	101.7	—	—	101.7
Share purchases – close period commitments	—	211.7	—	—	211.7
Balance at 31 December 2022	21.9	(263.3)	—	526.6	285.2
Foreign exchange differences on translation of foreign operations	—	—	—	(404.0)	(404.0)
Gain on net investment hedges	—	—	—	108.2	108.2
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(43.3)	—	(43.3)
Less: gain reclassified to profit or loss	—	—	44.2	—	44.2
Share of other comprehensive loss of associate undertakings	—	—	—	(0.9)	(0.9)
Share cancellations	—	—	—	—	—
Recognition/derecognition of liabilities in respect of put options	—	197.2	—	—	197.2
Share purchases – close period commitments	—	—	—	—	—
Balance at 31 December 2023	21.9	(66.1)	0.9	229.9	186.6
The capital redemption reserve relates entirely to share cancellations.
The equity reserve primarily relates to the recognition/derecognition of liabilities in respect of put option agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2023, the Company sold a portion of its ownership of FGS to KKR. As part of this transaction the previous put option granted to management shareholders was derecognised. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.
The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.

Notes to the consolidated financial statements (continued)
27. Other reserves (continued)
The translation reserve comprises:

	2023 £m	2022 £m	2021 £m
Balance relating to continuing net investment hedges	(53.1)	(143.8)	(2.3)
Balance relating to discontinued net investment hedges	(67.5)	(85.0)	(85.0)
Balance relating to foreign exchange differences on translation of foreign operations	350.5	755.4	314.5
	229.9	526.6	227.2

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
The Group acquired a number of subsidiaries in the year. Details of the purchase consideration, the assets and liabilities recognised as a result of the acquisition and the goodwill recognised has been outlined in the table below.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	2.9	138.5	141.4
Right-of-use assets	2.4	—	2.4
Property, plant and equipment	0.8	—	0.8
Cash and cash equivalents	22.5	—	22.5
Trade receivables due within one year	12.6	—	12.6
Other current assets	4.9	—	4.9
Total assets	46.1	138.5	184.6
Short-term loans	(48.9)	—	(48.9)
Other current liabilities	(37.1)	—	(37.1)
Trade and other payables due after one year	(0.6)	(3.0)	(3.6)
Deferred tax liabilities	1.5	(35.0)	(33.5)
Long-term lease liabilities	(1.9)	—	(1.9)
Provisions	(0.4)	(0.2)	(0.6)
Total liabilities	(87.4)	(38.2)	(125.6)
Net assets	(41.3)	100.3	59.0
Non-controlling interests			(1.7)
Goodwill			297.8
Consideration			355.1
Consideration satisfied by:
Cash			227.4
Payments due to vendors			127.7
Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is £61.9 million.
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. There were no newly acquired subsidiaries with non-controlling interests that are individually material to the Group.
The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2023 and the date the financial statements have been authorised for issue.

Notes to the consolidated financial statements (continued)
28. Acquisitions (continued)
Acquisitions in 2022
The Group acquired a number of subsidiaries in the prior year. Details of the purchase consideration, the assets and liabilities recognised as a result of the acquisition and the goodwill recognised has been outlined in the table below.

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
The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed in the year ended 2021.

29. Related party transactions
The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property-related items.
In the year ended 31 December 2023, revenue of £233.0 million (2022: £159.7 million1) was reported in relation to Compas, an associate in the USA, and revenue of £20.9 million (2022: £42.7 million) was reported in relation to Kantar. All other transactions in the years presented were immaterial.

Notes to the consolidated financial statements (continued)
29. Related party transactions (continued)
The following amounts were outstanding at 31 December:

	2023	2022
	£m	£m
Amounts owed by related parties
Kantar	17.5	26.1
Other	56.0	62.4
	73.5	88.5
Amounts owed to related parties
Kantar	(4.7)	(10.5)
Other	(70.4)	(65.2)
	(75.1)	(75.7)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2023 or 2022.

Notes
1    Revenue in relation to Compas for the period ended 31 December 2022 was restated from £88.3 million to £159.7 million.

30. Reconciliation of profit before taxation to headline operating profit
Reconciliation of profit before taxation to headline operating profit:

	2023	2022	2021
	£m	£m	£m
Profit before taxation	346.3	1,159.8	950.8
Finance and investment income	(127.3)	(145.4)	(69.4)
Finance costs	389.0	359.4	283.6
Revaluation and retranslation of financial instruments	(6.8)	(76.0)	87.8
Profit before interest and taxation	601.2	1,297.8	1,252.8
(Earnings)/loss from associates - after interest and tax	(70.2)	60.4	(23.8)
Operating profit	531.0	1,358.2	1,229.0
Goodwill impairment	63.6	37.9	1.8
Amortisation and impairment of acquired intangible assets	727.9	62.1	97.8
Investment and other impairment charges/(reversals)	17.8	77.0	(42.4)
Restructuring and transformation costs	195.5	218.8	175.4
Property related restructuring costs	232.5	18.0	—
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3	10.6
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)	—
Litigation settlement	(11.0)	—	21.3
Headline operating profit	1,750.2	1,741.8	1,493.5
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit, which are included in Note 3: Costs of services and general and administrative costs.

31. Events after the reporting period
On 20 February 2024, the Group refinanced its five-year Revolving Credit Facility of $2.5 billion maturing March 2026. The new $2.5 billion facility runs for five years with two one-year extension options maturing February 2029 (excluding options) and with no financial covenants.

On 12 March 2024, the Group refinanced its $750 million of 3.75% bonds due September 2024 and €500 million of 1.375% bonds due March 2025 as planned, issuing two bonds, €600 million of 3.625% bonds due September 2029 and €650 million of 4.0% bonds due September 2033.