Form 20-F
period 2024-12-31
WPP plc
filed 2025-03-28
CIK 806968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2024
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
At December 31, 2024, the number of outstanding ordinary shares was 1,078,802,358 which included at such date 98,433,160 ordinary shares represented by 19,686,632 ADSs.
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

☒
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

Forward-Looking Statements
The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Group’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Unless otherwise specified, content on websites is not incorporated by reference and does not form a part of this Annual Report on Form 20-F.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Overview
WPP plc (the Company) and its subsidiaries (together the Group) is a worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. At 31 December 2024, the Group, excluding associates, had 108,044 employees. For the year ended 31 December 2024, the Group had revenue of £14,741 million and operating profit of £1,325 million.
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
Economic Risk
Adverse economic conditions, including those caused by the conflicts in Ukraine and the Middle East, severe and sustained inflation and currency volatility in key markets where we operate, tariffs and other trade barriers, supply chain issues including around resilience affecting the distribution of our clients’ products and/or disruption in credit markets, pose a risk our clients may reduce, suspend or cancel spend with us or be unable to satisfy obligations.

Economic conditions, including inflation, currency volatility and increasing interest rates among others, have a direct impact on our business, results of operations and financial position.
In the past, clients have responded to weak economic and financial conditions by reducing or shifting their marketing budgets which are easier to reduce in the short term than their other operating expenses.

Geopolitical Risk
Growing geopolitical tension and conflicts continue to have a destabilising effect in our markets and across geographical regions. Alongside an adverse effect upon the economic outlook, there is a general erosion of trust in institutions and, in relation to global cooperation and integration, an increasing political focus both on national interests and regional convergence. Such factors and economic conditions may be reflected in our clients’ confidence in making longer-term investments and commitments in marketing spend.
Actual or threatened geopolitical tension and conflicts lead to greater uncertainty, economic instability and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.
Strategic Plan
The failure to successfully complete the strategic plan updated in January 2024 to lead through AI, data and technology, to accelerate growth through the power of
creative transformation, to build world-class, market-leading brands and to execute efficiently to drive financial returns through margin and cash.	A failure or delay in implementing or realising the benefits from the strategic plan may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.

Principal risk	Potential impact
AI Strategy
WPP Open is our AI-driven operating system for marketing transformation – it brings together, through proprietary AI models created within WPP, diverse datasets across media, performance, client and industry insights, it offers intelligent workflow and operations in a centralised workspace, it augments creative and strategic capabilities in an enterprise-level generative AI studio and it integrates, through WPP’s technology partnerships, third-party technologies and data to provide an industry solution. Delay in adoption and leverage of the opportunities offered by WPP Open and AI in general may impact the services WPP provides to its clients, as well as the overall operation of the business.

WPP may incur costs when ensuring it can comply with the introduction of AI laws and regulations, including the EU AI Act. This would be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to.

IP laws and in particular the analysis of copyright infringement is evolving in generative AI specifically. Where AI is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client work.

Without the automation and efficiency gains offered by generative AI, and AI more broadly, we may experience increased costs and inefficiencies in our operations impacting profitability and competitiveness.

Clients expect us to use generative AI-driven tools and technologies in our services and deliverables and are increasingly able to purchase and use licences to such tools and technologies themselves. If we fail to adopt generative AI at pace and continue to advance and evolve our commercial model, we may struggle to keep up with these demands, leading to decreased relevance and effectiveness of our services and deliverables for clients, and allow an opportunity for AI vendors to contract directly with our clients.

Falling behind competitors leveraging the opportunities AI offers to gain a competitive advantage could result in lost market share, decreased revenue and reduced profitability.

We may struggle to attract and retain talent, further hindering our ability to innovate and compete.

Generated materials may infringe third-party IP resulting in legal costs and client reputation impact.

IT and Systems
We continue to undertake a series of IT programmes devised to prioritise the most critical changes necessary to support the Group’s strategic plan while maintaining the operational performance and security of core systems.
The Group is reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions.
Failures or delays in providing these functions could have an adverse effect on our business.

Any failure or delay in implementing the IT programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings.
Disruption and unavailability of critical systems may lead to disruption in our operations and client service delivery.

Client Loss
We compete for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending, could have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, database marketing information and measurement and professional services, and consultants and consulting internet companies.
Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time.
The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to changes in the market and to evolve our structure, or as a consequence of any loss of reputation, and may be limited by clients’ policies on conflicts of interest.

Client Concentration
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on our prospects, business, financial condition and results of operations.
A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 19.7% of revenue less pass-through costs in the year ended 31 December 2024.
Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients or of a major assignment with them, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

People, Culture and Succession
Our performance could be adversely affected if we: do not react quickly enough to changes in our market; fail to attract and develop key creative, commercial, technology and management talent; are unable to retain and incentivise key talent; or are unable to adapt to new ways of working by balancing home and office working.

We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients.
We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.

Principal risk	Potential impact
Cyber and Information Security
WPP has in the past, and may in the future, experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk is also likely to increase as the prevalence and sophistication of generative AI means there is potential for both human and AI-generated attacks.
Such an attack may also affect suppliers and partners through the unauthorised access to, or manipulation, corruption or destruction of, data.

We may be subject to investigative or enforcement action or legal claims or incur fines, damages or costs and client loss if we fail to adequately protect data.
A system breakdown or intrusion could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects and have an impact on long-term reputation and lead to client loss.
The imposition of sanctions and the associated geopolitical situation following the conflicts in Ukraine and the Middle East have triggered an increase in cyber attacks generally.
See Item 16K for further discussion on Cybersecurity.

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

Internal Financial Controls
Our performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place.
If material weaknesses are identified, they could adversely affect our results of operations, investor confidence in the Group and the market price of our ADRs and ordinary shares.

Failure to ensure that our networks have robust control environments, or that the services we provide and trading activities within the Group are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.
If material weaknesses in internal controls are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected.
In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of the Group’s ADRs and ordinary shares.

Data Privacy
We are subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The use of AI, while offering significant benefits, introduces specific data privacy risks related to data collection, model training and automated decision-making. We store, transmit and rely on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets:
–Security of this type of data is exposed to escalating external threats, that are increasing in sophistication, as well as internal data breaches
–Data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law (for example, EU adequacy decisions, CJEU Schrems II decision)

We may be subject to investigative or enforcement action or legal claims or incur fines, damages, or costs and client loss if we fail to adequately protect data or observe privacy legislation in every instance:
–The Group has in the past, and may in the future, experience a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects
–Restrictions or limitations on international data transfers could have an adverse effect on our business and operations
–Misuse or unintended consequences of AI technologies could lead to breaches of data privacy, reputational damage and regulatory scrutiny

Taxation
WPP’s tax charge could be adversely impacted by new tax rules, changes to the application of existing rules or higher tax rates.
Changes in local or international tax rules and rates, changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge and our liquidity position.

Regulatory
We are subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement and incoming anti-fraud legislation in the countries in which we operate.
We operate in a number of markets where the corruption risk has been identified as high by groups such as Transparency International.
Failure to comply or to create a culture opposed to fraud, bribery and corruption or failure to instil business practices that prevent both human and AI-generated fraud and corruption could expose us to civil and criminal sanctions and negatively impact our reputation or financial condition.

Principal risk	Potential impact
Sanctions
We are subject to the laws of the US, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.
The conflict in Ukraine has caused the adoption of comprehensive sanctions by, among others, the EU, the US and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons.
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
Environmental, Social & Governance (ESG)
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters.

The Group could be subject to increased costs to comply with the potential future changes in ESG law and regulations. This includes the EU Corporate Sustainability Reporting Directive (CSRD) and the IFRS Sustainability Standards.

A failure to manage the complexity in carbon emission accounting for marketing or to consider Scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

We are susceptible to reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

More frequent extreme weather and climate-related natural disasters could include storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt our operations.

We could be subject to increased costs to comply with potential future changes in ESG laws and regulations. This includes increasing carbon offset pricing to meet our climate commitments.

Increased investment is also required to renovate and electrify buildings, embed sustainability in AI development and develop internal ESG reporting capacity and capabilities.

In addition, carbon emission accounting for marketing is in its infancy and methodologies continue to evolve. This is particularly the case for emissions associated with digital media. This may result in the need for future emissions restatements to reflect measurement changes.

Furthermore, as societal consciousness around climate change evolves, our sector is seeing scrutiny of its role in driving consumption. Our clients seek expert partners who can give recommendations that take into account their impact and stakeholder concerns around climate change.

Additionally, WPP serves some clients whose business models are under increased scrutiny, for example, energy companies or associated industry groups. This creates both a reputational and related financial risk for WPP if we are not rigorous in our content standards.

ITEM 4. INFORMATION ON THE COMPANY
WPP offers national and multinational clients a comprehensive range of communications, experience, commerce and technology services. The Company provides these services through a number of established global, multinational and national operating companies that are organised into three reportable segments. The largest reportable segment is Global Integrated Agencies, which accounted for approximately 85% of the Company’s revenues in 2024. The remaining 15% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. The Company currently employs approximately 108,044 people in more than 100 countries.
The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2024 the Company had a market capitalisation of approximately £8,926 million.
The Company’s executive office is located at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL, Tel: +44 (0)20 7282 4600 and its registered office is located at 22 Grenville Street, St Helier, Jersey, JE4 8PX.
A. History and Development of the Company
WPP plc was incorporated in Jersey on 25 October 2012 under the name WPP 2012 plc.
On 2 January 2013, under a scheme of arrangement between WPP 2012 Limited (formerly known as WPP plc), (Old WPP), the former holding company of the Group, and its shareholders pursuant to Article 125 of the Companies (Jersey) Law 1991, and as

sanctioned by the Royal Court of Jersey (the Jersey Court), a Jersey incorporated and United Kingdom tax resident company, WPP 2012 plc became the new parent company of the WPP Group and adopted the name WPP plc. Under the scheme of arrangement, all the issued shares in Old WPP were cancelled and the same number of new shares were issued to WPP plc in consideration for the allotment to shareholders of one share in WPP plc for each share in Old WPP held on the record date, 31 December 2012. Citibank, N.A., depositary for the ADSs representing Old WPP shares, cancelled Old WPP ADSs held in book-entry uncertificated form in the direct registration system maintained by it and issued ADSs representing shares of WPP plc in book entry uncertificated form in the direct registration system maintained by it to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive ADSs of WPP plc upon surrender of the Old WPP ADSs, or ADRs, to the Depositary. Each Old WPP ADS represented five shares of Old WPP and each WPP plc ADS represents five shares of WPP plc.
Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), WPP plc succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act.
Old WPP was incorporated in Jersey on 12 September 2008 and became the holding company of the WPP Group on 19 November 2008 when the company now known as WPP 2008 Limited, the prior holding company of the WPP Group which was incorporated in England and Wales, completed a reorganisation of its capital and corporate structure. WPP 2008 Limited had become the holding company of the Group on 25 October 2005 when the company now known as WPP 2005 Limited, the original holding company of the WPP Group, completed a reorganisation of its capital and corporate structure. WPP 2005 Limited was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in WPP and changed the strategic direction of the Company from being a wire and plastic products manufacturer and distributor to being a multinational communications services organisation. Since then, the Company has grown both organically and by the acquisition of companies, most significantly the acquisitions of J. Walter Thompson Group, Inc. (now known as Wunderman Thompson LLC) in 1987, The Ogilvy Group, Inc. (now known as The Ogilvy Group LLC) in 1989, Young & Rubicam Inc. (now known as Young & Rubicam LLC) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, LLC (Grey) in 2005, 24/7 Real Media Inc (subsequently known as Xaxis LLC and now part of Choreograph LLC) in 2007, Taylor Nelson Sofres plc (TNS) in 2008, AKQA Holdings, Inc. (AKQA) in 2012, IBOPE Participações Ltda (IBOPE) in 2015, Triad Digital Media, LLC and the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia (re-named WPP AUNZ Limited) in 2016. During 2018, the Company simplified its organisation with the completion of the merger of VML and Y&R to create VMLY&R as well as the merger of Burson-Marsteller and Cohn & Wolfe to create Burson Cohn & Wolfe (BCW). The merger of Wunderman and J. Walter Thompson to create Wunderman Thompson was completed in 2019. In December 2019, the Company sold 60% of the Kantar group to Bain Capital Private Equity. In May 2021, WPP completed the acquisition of the remaining shares in WPP AUNZ Limited (WPP AUNZ) by way of a scheme of arrangement. During 2021, AKQA and Grey were combined to form the AKQA Group, Geometry moved into VMLY&R to create VMLY&R Commerce and the specialist agency GTB became part of VMLY&R. In December 2021, the Company completed the merger of Finsbury Glover Hering and Sard Verbinnen & Co. and the combined entity was rebranded as FGS Global in 2022. The Company sold its majority shareholding in FGS Global to KKR in December 2024. Effective in January 2023, Essence and Mediacom merged to form EssenceMediacom and Design Bridge and Superunion merged to create Design Bridge and Partners. Effective 1 January 2024, the Company merged VMLY&R and Wunderman Thompson to create VML, and merged BCW and Hill & Knowlton to create Burson, which formally completed on 1 July 2024.
The Company received net proceeds of £313 million in 2024, and had net payments of £138 million and £282 million in 2023 and 2022 respectively, related to acquisitions and disposals, including proceeds on disposal of investments and subsidiaries, contingent consideration payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. For the same periods, cash spent on purchases of property, plant and equipment and intangible assets was £236 million, £217 million and £224 million, respectively, and cash spent on share repurchases and buybacks was £82 million, £54 million and £862 million, respectively.
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

B. Business Overview
Introduction
Certain Non-GAAP measures included in this business overview and in the operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like, headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, adjusted free cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates which we define, explain the use of and reconcile to the nearest IFRS measure on pages 22 to 26.
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
In the calculation of headline profit measures, judgement is required by management in determining which items are considered to be large, unusual and non-recurring that are to be excluded.
The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included within headline earnings. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
The Group is a worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services.
Global Integrated Agencies
Our creative agencies develop and scale ideas that connect brands and products with consumers. Services include marketing strategy, creative ideation, production, commerce, influencer marketing, social media management and technology implementation, e.g., CRM and app development. Our media agencies place creative content across digital and analogue channels to reach audiences. Services include media strategy, planning, buying and activation, commerce media, data analytics and consulting. In October 2023, we announced the merger of Wunderman Thompson and VMLY&R to create VML, which was effective in January 2024. In 2024, WPP's integrated agencies included GroupM, VML, Ogilvy, AKQA and Hogarth.
Public Relations
Our PR firms help clients manage reputation and communicate with their stakeholders, from consumers and investors to governments and NGOs. Services include media management, public affairs, reputation, risk and crisis management, social media management and strategic advisory. In 2024 our PR companies included Burson (formed from the merger of BCW and Hill & Knowlton, which formally completed on 1 July 2024), and FGS Global (formed from the combination of Finsbury Glover Hering and Sard Verbinnen & Co). In December 2024, WPP completed the disposal of FGS Global to Kohlberg Kravis Roberts & Co. L.P. ("KKR") (which was announced on 7 August 2024). Cash consideration of £613 million was received on the completion date.

Specialist Agencies
Our specialist agencies provide services by region or type. Services include brand consulting, brand identity, product and service design and corporate and brand publications. In 2024, our specialist agencies included the brand consultancies Landor, Design Bridge and Partners, and the specialist healthcare media business CMI.
During 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by IFRS 8, the prior year comparatives have been restated.
The following tables show, for the last three fiscal years, reported revenue and revenue less pass-through costs attributable to each reportable segment in which the Company operates.

Revenue[2]	2024		2023[1]		2022[1]
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	12,562	85	12,532	84	12,133	84
Public Relations	1,156	8	1,262	9	1,233	9
Specialist Agencies	1,023	7	1,051	7	1,063	7
Total	14,741	100	14,845	100	14,429	100
1During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by
IFRS 8, the prior year comparatives have been restated.
2Intersegment sales have not been separately disclosed as they are not material.

Revenue less pass-through costs[2,3]	2024		2023[1]		2022[1]
	£m	% of total	£m	% of total	£m	% of total
Global Integrated Agencies	9,384	83	9,751	82	9,684	82
Public Relations	1,089	9	1,180	10	1,161	10
Specialist Agencies	886	8	929	8	955	8
1During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by
IFRS 8, the prior year comparatives have been restated.
2Intersegment sales have not been separately disclosed as they are not material.
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

Revenue[1]	2024		2023		2022
	£m	% of total	£m	% of total	£m	% of total
North America[2]	5,567	38	5,528	37	5,550	38
United Kingdom	2,185	15	2,155	15	2,004	14
Western Continental Europe	3,013	20	3,037	20	2,876	20
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,976	27	4,125	28	3,999	28
Total	14,741	100	14,845	100	14,429	100
1Interregional sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue of £5,203 million (2023: £5,187 million, 2022: £5,231 million).

Revenue less pass-through costs[1,3]	2024		2023		2022
	£m	% of total	£m	% of total	£m	% of total
North America[2]	4,394	39	4,556	38	4,688	40
United Kingdom	1,588	14	1,626	14	1,537	13
Western Continental Europe	2,375	21	2,411	20	2,319	20
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,002	26	3,267	28	3,256	27
1Interregional sales have not been separately disclosed as they are not material.
2North America includes the United States with revenue less pass-through costs of £4,115 million (2023: £4,271 million, 2022: £4,402 million).
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
Our Strategic Approach

We are one year into executing on the strategy we outlined in January 2024 – ‘Innovating to Lead’ – and have made significant progress on each of the four strategic pillars: leading through AI, data and technology, accelerating growth through the power of creative transformation, building world-class brands and executing efficiently to drive financial returns.

Lead through AI, data and technology
The past year in AI has been marked by significant advancements in AI technology with increasing capabilities, greater speed and lower cost. This acceleration in the pace of innovation is broadening the capabilities that we can deploy through WPP Open.

These developments reinforce our conviction that AI will be the single most transformational development in our industry since the internet. It will impact every element of how we work, freeing up our creative people to do better work, increasing the efficiency of our production teams to produce much greater volumes of high-quality work and empowering our media teams to develop and deploy more effective plans in a fraction of the time.

To deliver on this potential, we are accelerating our investment in WPP Open, our AI-powered marketing operating system, increasing the annual cash investment to £300 million in 2025 from £250 million in 2024. We are making this investment to keep WPP Open at the forefront of our industry, enabling us to use AI more effectively in our work and delivering an end-to-end marketing platform that gets from ideas to results more efficiently and quickly.

WPP Open is being broadly adopted by our people and our clients are seeing tangible benefits. It is enabling our teams to generate insights more rapidly, move seamlessly from idea to near-finished executions and test these ideas on synthetic audiences. These are just some of the capabilities built into WPP Open in the past year and why 33,000 of our people are now active users.

As our people are increasingly embedding AI in the way that we work, this is resulting in increasing client adoption with major clients including Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company seeing benefits both in how we work and the effectiveness of what we do together.

WPP Open Creative Studio has been rolling out a new user interface, Canvas, which is augmenting our strategic and creative teams with AI capabilities. Canvas empowers teams to leverage data insights and WPP's knowledge to generate effective campaign ideas, such as strategies to overcome audience barriers identified by AI models, which can then be instantly visualised for clients as storyboards and finished work.

WPP Open Media Studio continued its rollout to clients and was central to our successful pitch at Amazon in 2024. Media Studio provides an end-to-end media workflow solution accessing GroupM’s scale and Choreograph's data and technology.

GroupM and Choreograph’s approach to data leverages AI-powered federated learning. Federated learning uses AI agents operating across client, WPP and third-party data sources to create new knowledge about customers. Establishing this data connectivity in place of a dependence on legacy ID-first solutions and lookalike models maintains data integrity and provides superior insight.

Accelerate growth through the power of creative transformation
We continue to see growing demand from clients for more integrated marketing solutions and WPP is moving quickly to be even more effective in bringing together our many capabilities around the world in teams to service clients. The reason for this is clear. Managing multiple agency partners is complex, leads to fragmentation of marketing efforts and smaller, more integrated teams promise greater agility and speed. In our view, AI will only accelerate this trend as clients face the challenge that complex agency rosters, spread across multiple companies and independent agencies, are unable to deliver the transformation required. The simplest analogy is that procuring marketing services is becoming more like procuring technology services, requiring greater strategic focus, technology due diligence and attention to long-term partnerships.

This trend has been reflected in the growth of WPP's top 25 clients in 2024 (+2.0%) and this demand for integration also aligns with WPP’s position. We have a very well-balanced business with strong geographic positions in critical markets combined with strength in creativity, production commerce and influencer. When powered by AI, data and technology and a world-leading global media platform, this forms an unparalleled integrated offer to clients.

As well as the relatively stronger growth we delivered across WPP's largest clients in 2024, which included expanded scope for many top clients, the quality of our offer is evidenced by recent wins including creative assignments for Kimberly-Clark, media assignments for Amazon and Johnson & Johnson, and creative and commerce assignments for Unilever. 2024 net new billings were $4.5 billion (2023: $4.5 billion).

WPP's commitment to creative excellence continues to garner industry recognition, with the company being named 'Creative Company of the Year' for 2024 at the Cannes Lions International Festival of Creativity. Ogilvy took home ‘Creative Network of the Year’ at Cannes and The Coca-Cola Company, whose global marketing partner is WPP Open X, was named ‘Creative Brand of the Year’ for the first time in its history. These awards underscore WPP's ability to deliver innovative, integrated solutions that not only meet but exceed client expectations, driving both growth and expansion from across its client base.

Build world-class, market-leading brands
In 2024, we further simplified our structure making it easier for clients to access our talent and allowing us to build a more efficient operating model. WPP now has six powerful agency networks – GroupM, VML, Ogilvy, AKQA, Hogarth and Burson – which collectively account for around 92% of revenue less pass-through costs, excluding the results of FGS Global which was disposed in December 2024.

2025 will be the first full year of operation for our two newly created agencies: Burson, a leading global strategic communications agency formed through the consolidation of BCW and Hill & Knowlton, and VML, the world’s largest integrated creative agency, bringing together VMLY&R and Wunderman Thompson. The swift completion of these mergers in 2024 by the teams at VML and Burson has strategically aligned our brands for continued progress, leveraging their enhanced capabilities and global reach.

Brian Lesser joined as the Global CEO of GroupM, our media planning and buying business, in September 2024, and is focused on improving the competitiveness of our media offer, globally and in the US, leveraging WPP Open Media Studio and Choreograph.

Under Brian’s leadership, GroupM will bring this differentiated strategy together with next-generation proprietary trading media products, WPP Open Media Studio and the power of WPP’s broader integrated offer in creative, production and commerce to drive media effectiveness and performance for our clients.

Execute efficiently to drive financial returns
Integral to our strategy over the past year has been the imperative to execute more efficiently. Investing in AI through WPP Open will allow us to work faster and with more discipline. Integrating our offer for clients means that we can streamline the marketing process and take out duplicate roles. As a simpler company, with fewer brands, we are able to maximise our investments in client-facing roles and take out unnecessary overhead.

As well as our success in delivering, at an accelerated pace, the structural cost savings relating to the agency mergers and GroupM simplification, we continue to make good progress in our back-office efficiency programme across enterprise IT, finance, procurement and real estate. This success is reflected in the improved margin and cash conversion in 2024.

In enterprise IT, we successfully rolled out Maconomy ERP in certain markets in EMEA and South America during 2024 and will go live with Workday ERP in VML and Ogilvy in the UK in the first half of 2025.

We have a targeted programme of work around our enterprise IT to continue to modernise our estate, drive efficiencies and protect our business and are making good progress with costs reducing year on-year in 2024. Our cloud migration continued to deliver benefits as we migrate workloads to the cloud and decommission legacy equipment and capacity.

Across IT and finance, we continue to optimise our finance shared service centres, offshoring more back-office processes and driving further automation and efficiencies in the work we do.

WPP is also investing in Global Delivery Centres (GDCs) with a capability hub headquartered in India, accessible to all WPP agency teams around the world. Our GDCs play a critical role in WPP’s business transformation and simplification strategy with capabilities from hyper-personalisation and composable commerce to cloud modernisation and product engineering. Prashant Mehta joined WPP in 2024 from Accenture as Managing Director to lead the GDCs.

Our category-led procurement model continues to consolidate spend by sub-category to drive further savings. We are digitalising our source-to-contract processes, enabling further automation as we consolidate our ERP landscape.

In real estate, our ongoing campus programme and consolidation of leases continues to deliver benefits. Seven new campuses opened during the year, including WPP’s third London campus at One Southwark Bridge and our third campus in India, located in Chennai.

During 2024 we made further progress on the simplification of our specialist agencies with the disposal of our stake in Two Circles, the integration of BSG with Burson and other actions to rationalise and improve the performance of the tail of smaller agencies within WPP.
Clients
The Group’s 10 largest clients accounted for 19.7% of the Group’s revenue less pass-through costs in the year ended 31 December 2024. No client of the Group represented more than 5% of the Group’s revenues in 2024. The Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top 10 clients of approximately 47 years.
Government Regulation
From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union, United Kingdom and other jurisdictions in which the Company operates have adopted statutes, regulations, and rulings that directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise limit the scope of the activities of the Company and its clients. Some of the foregoing relate to privacy and data protection, transparency of advertising placement, influencer marketing, AI, and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.
There has been a trend towards legislation and guidance on the use of AI, as well as expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, certain foods and alcoholic beverages, and to certain groups, such as children and energy companies as well as a focus on substantiated and credible green claims. Though the Company does not expect any existing or proposed regulations to have a material adverse impact on the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.
IT
The WPP Risk Subcommittee regularly reviews and monitors our data ethics, privacy and security risk, as well as our approach to regulatory and legal compliance.
Our Chief Privacy Officer leads our work on privacy, supported by our Data Protection Officer. Alongside the WPP privacy team, they provide practical support to our agencies, promote best practices and ensure that privacy risks are well understood.
The WPP Data Privacy and Security Charter (reviewed and updated throughout the year) sets out core principles for responsible data management through our Data Code of Conduct, our technology, privacy and social media policies, and our security standards.
Safer Data training, which includes content on data protection, security and privacy, must be completed by all new and current employees, as well as consultants. Throughout the year, agency and subject matter-specific training is provided across WPP. These have included sessions focused on new regulations such as the Digital Personal Data Protection Act in India.
Our privacy teams establish direct relationships with their client counterparts to ensure engagement and alignment, as well as organising training across WPP and client teams.

Our annual Data Health Checker provides us with insight into how data is used, stored and transferred and helps to identify any parts of the business that need further support. In 2024, the average risk score was 1.56 (2023: 1.61), where five is the maximum score possible and indicates maximum risk.
C. Organizational Structure
The Company’s business comprises the provision of creative transformation services on a national, multinational and global basis. It operates in more than 100 countries. For a list of the Company’s subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.
D. Property, Plant and Equipment
The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. Owned properties are in Latin America (Argentina, Brazil, Mexico, Peru and Puerto Rico), India and in the UK. Principal leased properties, which include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	GroupM, VML, AKQA, Grey, Burson, Spec Comm, Specialist PR, Landor, Ogilvy, Hogarth, Design Bridge & Partners, WPP	690,000
636 Eleventh Avenue, New York, NY	100% vacant held for disposition	564,000
399 Heng Feng Road, Zhabei, Shanghai	GroupM, Ogilvy, Burson, GTB, VML, VMC, Hogarth, Peclers, WPP	430,000
Volklinger Strasse, Dusseldorf	Grey, Burson, GroupM, Hogarth, Ogilvy, VML, Thjnk, WPP	407,000
Calle de Ríos Rosas, 26, Madrid	Axicom, Burson, David, Design Bridge & Partners, Financeplus, GroupM, Hogarth, Ogilvy, VML (including TCK, VML Health, VML MAP), WPP	382,000
The Orb at Sahar, Andheri East, Mumbai	GroupM, Ogilvy, Grey, Landor, VML, Burson, Hogarth, WPP	374,000
200 Fifth Avenue, New York, NY	100% vacant held for disposition	343,000
3 Columbus Circle, New York, NY	100% vacant held for disposition	340,000
971 Mofarrej Avenue, Sao Paulo	Ogilvy, Jussi, VML, Mutato, Marketdata, Match, Corebiz, Enext, Pmweb, DTI, Grey, WMS, i-Cherry, GroupM, OpenX, Design Bridge & Partners, Try, Hogarth, Studio X, Burson, JeffreyGroup, Ideal Axicom, Fbiz, Mirum, WPP (Forecast occupation in 2025).	314,000
Tower B, DLF Cyber Park, Gurugram	GroupM, Ogilvy, VML, Hogarth, Grey, Burson, AKQA, ADK, WPP	308,000
145-149 rue Anatole France, Levallois-Perret, Paris	Axicom, Burson, GroupM, Hogarth, Landor, Ogilvy, Peclers, VML, WPP	300,000
Via Lodovico il Moro/ Via Giuglio Richard 3, Milan	AKQA, Axicom, Burson, Fast, Grey, GroupM, Hogarth, Landor, Ogilvy, VML Health, VML, WPP	283,000
333 North Green Street, Chicago, IL	GroupM, Ogilvy, VML, Burson, Hogarth, Landor, Spec Comm, Specialist PR, WPP	271,000
125 Queens Quay, Toronto	GroupM, VML, Ogilvy, AKQA Group, Burson, Hogarth, Landor, Spec Comm, WPP	265,000
1 Southwark Bridge Road, London	GroupM	232,000
Sea Containers House, Upper Ground, London SE1	Landor, BDG Architecture & Design, Coley Porter Bell, VML, WPP, Hogarth, Ogilvy, Design Bridge & Partners	225,000
Bubenska 1, Prague	VML, GroupM, Ogilvy, WPP	206,000
The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. At 31 December 2024, the fixed asset value (cost less depreciation) representing land, freehold buildings and leasehold buildings as reflected in the Company’s consolidated financial statements was £697 million (2023: £624 million).

At 31 December 2024, we had approximately 68,000 of our people based in 47 campuses as compared to 2023, when we had approximately 60,000 of our people based in 41 campuses.
See note 10 to the consolidated financial statements for a schedule by years of lease payments at 31 December 2024 and 31 December 2023.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
As introduced on page 7, certain non-GAAP measures are included in the operating and financial review and prospects.
A. Operating Results
Overview
The following discussion is based on the Company’s audited consolidated financial statements beginning on page F-4 of this report. The Group’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.
WPP is a creative transformation company with a service offering that allows us to meet the present and future needs of our clients. Our business model is client-centric, and we leverage resources and skills across our internal structures to provide the best possible service. The Company offers services in three reportable segments:
•Global Integrated Agencies
•Public Relations
•Specialist Agencies
In 2024, approximately 85% of the Company’s consolidated revenues were derived from Global Integrated Agencies, with the remaining 15% of its revenues being derived from the remaining two segments.
GroupM, our media planning and buying business, grew in 2024, benefiting from continued client investment in media, partially offset by the impact of historical client losses and a more challenging environment in China. GroupM saw improved new business performance in the second half of the year with the Amazon and Johnson & Johnson wins and an important Unilever retention, despite some losses, including Volvo.
GroupM’s growth was offset by a decline at other Global Integrated Agencies. Growth in Hogarth in 2024 was offset by weaker performance across integrated creative agencies, which included the impact of the 2023 loss of assignments with a large healthcare client and a challenging trading environment in China. AKQA experienced a decline in revenue less pass-through costs as spend on project-based work remained weak throughout the year.

We expect 2025 to be a year of transition for GroupM as a new leadership team implements its plans and laps prior client losses. At the same time, we anticipate a better year for our creative agencies, and that our top-line performance will improve in the second half of 2025.

We expect trading in China to continue to be difficult in the first half of this year, with some improvement later in 2025. The actions taken by the new China management team, including to address GroupM's specific challenges, will build on our leadership position and strengthen our business over the medium-term in what remains an important market for WPP.

The share price increased by 10% in 2024 as compared to 2023, closing at 827.4 pence at year end. Since then it has decreased to 627.2 pence, down 24%, at 21 March 2025. Dividends in respect of 2024 and 2023 are 39.4 pence.
2024 compared with 2023
Revenue
Revenue was down 0.7% at £14,741 million in 2024 compared to £14,845 million in 2023. Revenue on a constant currency basis was up 2.5% compared with last year. Net changes from acquisitions and disposals had a positive impact of 0.2% on growth. Like-for-like revenue growth for 2024, excluding the impact of currency, acquisitions and disposals, and other adjustments as further described on page 22, was 2.3%.

In 2024, we won approximately $4.5 billion worth of net new business billings, including assignments with Amazon, AstraZeneca, Colgate-Palmolive, Henkel, Johnson & Johnson, Kimberly-Clark, Nestle and Unilever.
Costs of services, general and administrative costs
Costs of services decreased by 0.3% in 2024 to £12,290 million from £12,326 million in 2023.
General and administrative costs decreased by 43% in 2024 to £1,126 million from £1,988 million in 2023, principally in relation to a decrease in adjusting items of £837 million as explained further below.
Staff costs decreased by 5% in 2024 to £7,761 million from £8,137 million in 2023. Staff costs, excluding incentives (short and long-term incentives and cost of share-based incentives), decreased by 5%. Incentive payments were £363 million compared to £387 million in 2023.
The average number of people in the Group in 2024 was 111,281 compared to 114,732 in 2023. The total number of people at 31 December 2024 was 108,044 compared to 114,173 at 31 December 2023.
The Group incurred £382 million of net adjusting items within IFRS operating profit in 2024, relating to restructuring and transformation costs, goodwill impairment and amortisation and impairment of acquired intangible assets, partially offset by gains on disposal of investments and subsidiaries. This compares with net adjusting items in 2023 of £1,219 million:
•Goodwill impairment, amortisation and impairment of acquired intangibles and other impairment charges were £356 million in 2024 (2023: £809 million), primarily related to the goodwill impairment of the AKQA Group where the impact of macroeconomic conditions and trading circumstances indicate impairment to the carrying value.
•Restructuring and transformation costs of £251 million in 2024 (2023: £196 million) mainly relate to the Group’s IT transformation programme; property costs associated with property impairments prior to 2024; and costs related to the continuing transformation plan, including simplification of GroupM and the creation of VML and Burson.
•Property related restructuring costs of £26 million in 2024 (2023: £232 million) includes £23 million (2023: £nil) of on-going property costs related to property impairments recognised in the prior year as part of the Group's property requirements review. The impairment charges included within property-related costs include £1 million (2023: £129 million) in relation to right-of-use assets and £2 million (2023: £56 million) of related property, plant and equipment.
•Gains on disposal of investments and subsidiaries of £322 million in 2024 (2023: £7 million) primarily relates to the gain on disposal of FGS Global of £275 million.
Operating profit
Operating profit was up 149.5% to £1,325 million in 2024 compared to £531 million in 2023. Headline operating profit was down 2.5% to £1,707 million in 2024 compared to £1,750 million in 2023, and our headline operating margin was up year-on-year at 15.0% and up 0.2 percentage points year-on-year on a reported currency basis.
Profit before interest and tax
Profit before interest and tax ("PBIT") was up 126.5% to £1,361 million in 2024, compared to £601 million in 2023. Headline PBIT for 2024 was down 2.2% to £1,747 million from £1,787 million for 2023.
Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Net finance costs, defined as finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £280 million, an increase of £18 million (6.9%) year-on-year, primarily due to the impact of refinancing bonds at higher rates. Revaluation and retranslation of financial instruments resulted in a loss of £50 million in 2024, a decrease of £57 million from a profit of £7 million in 2023, primarily driven by losses on the revaluation of investments and other assets, derivative financial instruments and the premium on early repayment of bonds in 2024, and comparison to 2023 which includes a £51 million gain on revaluation of contingent consideration liabilities. See note 6 to the consolidated financial statements for more details of the revaluation and retranslation of financial instruments.
Profit before taxation
Profit before tax was up 198.0% to £1,031 million in 2024, compared to £346 million in 2023. Headline profit before tax was down 3.8% to £1,467 million in 2024 from £1,525 million in 2023.
Taxation
The reported tax charge for the year was £402 million (2023: £149 million) and the effective tax rate is 39.0% (2023: 43.1%) .

The decrease in the effective tax rate in 2024 was primarily due to the lower impact of permanent differences on a significantly higher reported profit before tax.
Profit for the year
Profit after tax was £629 million, compared to £197 million in 2023. Profits attributable to shareholders was £542 million, compared to £110 million in 2023.
Basic earnings per share was 50.3p, compared to basic earnings per share of 10.3p in the prior year.
Diluted earnings per share was 49.4p, compared to diluted earnings per share of 10.1p in the prior year.
Segment performance
Performance of the Group’s businesses is reviewed by management based on headline operating profit. A table showing these amounts by reportable segment and geographical area for each of the three years ended 31 December 2024, 2023 and 2022 is presented in note 2 to the consolidated financial statements. To supplement the reportable segment information presented in note 2 to the consolidated financial statements, the following tables give details of revenue change and revenue less pass-through costs change by geographical area and reportable segment on a reported and like-for-like basis. Headline operating profit and headline operating profit margin by reportable segment are also provided below.
Reportable Segments
During 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by IFRS 8, the prior year comparatives have been restated.

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2024	2023	2024	2023
Global Integrated Agencies	0.2	3.3	3.0	3.7
Public Relations	(8.4)	2.4	(2.6)	2.0
Specialist Agencies	(2.7)	(1.1)	(0.6)	(2.5)
Total Group	(0.7)	2.9	2.3	3.2

Revenue less pass-through costs analysis
	Revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2024	2023	2024	2023
Global Integrated Agencies	(3.8)	0.7	(0.8)	1.3
Public Relations	(7.7)	1.6	(1.7)	1.4
Specialist Agencies	(4.6)	(2.7)	(2.3)	(3.4)
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.

Headline operating profit analysis	2024		2023[2]		2022[2]
	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %	£m	Headline operating profit margin[1] %
Global Integrated Agencies	1,482	15.8	1,480	15.2	1,427	14.7
Public Relations	166	15.2	191	16.2	192	16.5
Specialist Agencies	59	6.7	79	8.5	123	12.9
Total Group	1,707		1,750		1,742

1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
2During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by
IFRS 8, the prior year comparatives have been restated.

Global Integrated Agencies revenue was up 0.2% and like-for-like revenue less pass-through costs was down 0.8%. GroupM, our media planning and buying business, grew in 2024, benefiting from continued client investment in media, partially offset by the impact of historical client losses and a more challenging environment in China. Headline operating profit was up £2 million to 1,482 million for the year ended 31 December 2024 from £1,480 million for the year ended 31 December 2023.
Public Relations revenue was down 8.4% and like-for-like revenue less pass-through costs was down 1.7%. Burson, launched in June from the merger of BCW and Hill & Knowlton, made good progress with its integration and launched additional AI-powered tools. Headline operating profit was down £25 million to £166 million for the year ended 31 December 2024 from £191 million for the year ended 31 December 2023.
Specialist Agencies revenue was down 2.7% and like-for-like revenue less pass-through costs was down 2.3%. CMI Media Group, our specialist healthcare media planning and buying agency, grew strongly, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be affected by more cautious client spending, including delays in project-based spending. Headline operating profit was down £20 million to £59 million for the year ended 31 December 2024 from £79 million for the year ended 31 December 2023.
Geographical area

Revenue Analysis
	Reported revenue change %+/(-)		Like-for-like revenue change %+/(-)
	2024	2023	2024	2023
North America	0.7	(0.4)	2.9	(0.4)
United Kingdom	1.4	7.6	0.9	6.5
Western Continental Europe	(0.8)	5.6	2.7	3.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(3.6)	3.1	1.8	6.3
Total Group	(0.7)	2.9	2.3	3.2

Revenue less pass-through costs analysis
	Revenue less pass- through costs[1] change %+/(-)		Like-for-like revenue less pass- through costs[1] change %+/(-)
	2024	2023	2024	2023
North America	(3.6)	(2.8)	(0.7)	(2.7)
United Kingdom	(2.3)	5.8	(2.7)	5.6
Western Continental Europe	(1.5)	4.0	1.7	1.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(8.1)	0.3	(2.6)	3.7
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. See note 3 to the consolidated financial statements for more details of the pass-through costs.
North America revenue was up 0.7% and like-for-like revenue less pass-through costs was down by 0.7% in 2024, predominantly reflecting lower revenues in healthcare, due to a 2023 client loss, and a tough comparison for CPG in 2023.
United Kingdom revenue was up 1.4% and like-for-like revenue less pass-through costs was down 2.7%. GroupM and Ogilvy were the strongest performers.
Western Continental Europe revenue was down 0.8% and like-for-like revenue less pass-through costs was up 1.7%. France, Spain and Italy grew during 2024, offset by Germany declining in the year.
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe revenue was down 3.6% and like-for-like revenue less pass-through costs was down 2.6%. Whilst there was growth in India, this was offset by China which declined due to client assignment losses and persistent macroeconomic pressures impacting our agencies.

2023 compared with 2022
For a discussion of the year ended 31 December 2023 compared to the year ended 31 December 2022, please refer to "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended 31 December 2023.
B. Liquidity and Capital Resources
General
The primary sources of funds for the Group's short-term and long-term cash requirements are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and notes 9, 18 and 23, which are included as part of the Company’s consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
Our exposure to growth markets, strong client relationships, leading capabilities and robust financial position enable us to accelerate growth, expand margins and improve cash generation to drive shareholder returns. Our business is cyclical but our cost base is flexible, allowing maintenance of strong profitability and cash generation across the cycle. We combine this with a disciplined approach to capital allocation, enabling us to reinvest in the business, acquire new companies and talent, and reward shareholders. We are focused on maintaining our investment grade balance sheet and a target leverage ratio of 1.5 to 1.75 times our average net debt (which excludes lease liabilities) to headline EBITDA.
At 31 December 2024 we had cash and cash equivalents of £2,467 million comprised of £2,638 million of cash at bank and deposits and money market funds and £171 million of bank overdrafts. Total liquidity, including undrawn credit facilities, was £4,464 million.
Funds returned to shareholders in 2024 totalled £425 million of dividends (2023: £423 million). In 2024, 10,665,655 (2023: 6,103,843) shares, or 1.0% (2023: 0.6%) of the issued share capital, were purchased at a cost of £82 million (2023: £54 million) and represent purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purposes of funding certain of the Group's share-based incentive plans.
The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based and fee-based income together with the total of other fees earned. In 2024, billings were £50,354 million, or 3.4 times the revenue of the Group. The inflows and outflows associated with media buying activity therefore represent significant cash flows within each month of the year and are forecasted and re-forecasted on a regular basis throughout the year by the Group’s treasury staff, so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.
In 2024, adjusted net cash inflow was £745 million, compared to a £2 million inflow in 2023. The main drivers of the improved cash flow performance year-on-year were higher disposal proceeds and lower net acquisition payments.
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
Debt
The Company’s borrowings consist of bonds and revolving credit facilities; details on the Company’s borrowings are provided in note 19 to the consolidated financial statements.
In February 2024, we refinanced our five-year Revolving Credit Facility of $2,500 million, with the new facility running for five years, with two one-year extension options maturing in February 2029 (excluding options) and with no financial covenants. The first of the two-year extension options was triggered in January 2025, effective from February 2025 to extend the maturity to February 2030.
The Group had available undrawn committed credit facilities of £1,997 million ($2,500 million) at 31 December 2024 (2023: £1,964 million ($2,500 million)).
Our bond portfolio at 31 December 2024 had an average maturity of 6.3 years (2023: 6.2 years). Additional details of the Group's bonds can be found in Item 10C Material Contracts.
Hedging of financial instruments

The Group’s policy on interest rate and foreign exchange rate management sets out the instruments and methods available to h    edge interest and currency risk exposures and the control procedures in place to ensure effectiveness. The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes. Additional information on the Group's hedging activities can be found in note 23 to the consolidated financial statements.
Cash flow and balance sheet
Net cash inflow from operating activities increased to £1,408 million in 2024 from £1,238 million in 2023. Operating profit was £1,325 million, reflecting depreciation and amortisation of £494 million, goodwill impairment of £237 million, gain on disposal of investments and subsidiaries of £322 million, non-cash share-based incentive charges of £109 million, a working capital and provisions inflow of £185 million, contingent consideration payments of £97 million, net interest paid of £197 million, tax paid of £392 million, lease liabilities (including interest) paid of £377 million, capital expenditure of £236 million and other net cash inflows of £9 million. Adjusted free cash flow was, therefore, an inflow of £738 million.
Adjusted net cash flow was increased by disposal proceeds of £667 million, of which £553 million was proceeds from disposals of investments and subsidiaries net of cash disposed, £93 million of proceeds from the settlement of loans on disposal of FGS Global and £21 million of proceeds from disposals of property, plant and equipment. Adjusted net cash flow was reduced by £153 million of net initial acquisition payments, £82 million of share purchases and £425 million in cash to shareholders through dividend payments.
The main drivers of the improved cash flow performance year-on-year were an inflow from net working capital, higher disposal proceeds and lower net acquisition payments. A working capital inflow of £185 million (2023: £260 million outflow) reflects disciplined focus on working capital management. See note 9 to the consolidated financial statements for more details.
At 31 December 2024 we had cash and cash equivalents as presented in the consolidated cash flow statement of £2,467 million (2023: £1,860 million) and total liquidity, including undrawn credit facilities, of £4,464 million (2023: £3,824 million). Debt financing was £4,328 million at 31 December 2024 (2023: £4,721 million), a decrease of £393 million. Average adjusted net debt in 2024 was £3,485 million (2023: £3,620 million), at 2024 exchange rates. At 31 December 2024, adjusted net debt was £1,690 million (2023: £2,503 million), a decrease of £813 million at 2024 exchange rates.
The Company has several material contractual obligations at 31 December 2024. The following table summarises the Company’s estimated contractual obligations at 31 December 2024, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the Company may be guaranteed by another subsidiary in the ordinary course of business.

	Payments due in
£m	Total	2025	2026	2027	2028	2029	Beyond 2029
Debt financing in relation to unsecured loan notes[1]
Eurobonds	3,307	413	620	620	455	290	909
Sterling bonds	630	—	—	—	—	—	630
US$ bonds	250	—	—	—	—	—	250
Subtotal	4,187	413	620	620	455	290	1,789
Interest payable	974	123	116	103	87	69	476
Total	5,161	536	736	723	542	359	2,265
Lease liabilities[2]	2,692	353	307	281	256	235	1,260
Capital commitments[3]	14	14	—	—	—	—	—
Investment commitments[3]	2	2	—	—	—	—	—
Financial derivatives	186	52	20	18	26	24	46
Estimated obligations under contingent consideration and put option agreements	226	58	76	45	25	13	9
Total contractual obligations	8,281	1,015	1,139	1,067	849	631	3,580
1In addition to debt financing in relation to unsecured loan notes, the Company had short-term overdrafts at 31 December 2024 of £171 million. The Group’s adjusted net debt at 31 December 2024 was £1,690 million and is analysed above.
2In addition to the lease liabilities, the total committed future cash flow for leases not yet commenced at 31 December 2024 is £114 million. In 2024, variable lease expenses were £48 million which primarily include real estate taxes and insurance costs.
3Capital and investment commitments include commitments contracted, but not provided for in respect of property, plant and equipment and in respect of interests in associates and other investments, respectively.

The Company has a large number of defined benefit plans. Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2024 amounted to £20 million. Employer contributions and benefit payments in 2025 are expected to be approximately £18 million. Projections for years after 2025 are subject to a number of factors, including future asset performance and changes in assumptions which mean the Company is unable to make sufficiently reliable estimates of future contributions.
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
Going concern
This section is included in the 2024 WPP Annual Report posted on the Company’s website at http://www.wpp.com/investors pursuant to UK requirements and is provided in this Form 20-F as supplemental information and is not incorporated herein by reference.
The Group’s business activities, together with the factors likely to affect its future development, performance and position are set out in the Financial Review section in Item 5A and Risk Factors section in Item 3D. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the consolidated financial statements and the notes to the consolidated financial statements. The notes also include the Group's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk. The Group consolidated financial statements have been prepared on the going concern basis.
In performing its going concern assessment, the Group's forecasts and projections, have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to qualify the level of revenue less pass-through costs declines compared to 2024, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due and for a period of at least 12 months from the date the consolidated financial statements are signed.
The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least 12 months from the date the consolidated financial statements are signed. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
At 31 December 2024, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
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

For the year ended 31 December 2024, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

Revenue	—
Costs of services	—
Gross profit	—
Administrative income/(expenses) due from/to non-guarantors	223
Earnings/(loss) from associates - after interest and tax	—
Finance and investment income from non-guarantors	237
Finance costs to non-guarantors	(779)
Loss for the year	(706)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	3,620
Non-current assets	4,016
Due from Non-Guarantors-short term	1,952
Current assets	2,024
Due to Non-Guarantors-short term	(15,412)
Current Liabilities	(15,565)
Due to Non-Guarantors-long term	—
Non-current liabilities	(479)
At 31 December 2024, WPP Finance 2010 had in issue $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
In September 2024, WPP Finance 2010 fully repaid $750 million of 3.750% bonds, also guaranteed by WPP plc, WPP Jubilee Limited and WPP 2005 Limited.
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

For the year ended 31 December 2024, £m

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

Revenue	—
Costs of services	—
Gross profit	—
Administrative income/(expenses) due from/to non-guarantors	223
Earnings/(loss) from associates - after interest and tax	—
Finance and investment income from non-guarantors	237
Finance costs to non-guarantors	(779)
Loss for the year	(706)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	3,620
Non-current assets	4,016
Due from Non-Guarantors-short term	1,952
Current assets	2,024
Due to Non-Guarantors-short term	(15,412)
Current Liabilities	(15,565)
Due to Non-Guarantors-long term	—
Non-current liabilities	(479)
The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The summarised financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to the adoption of Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.
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
Constant currency
These consolidated financial statements are presented in pounds sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2024 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.
Like-for-like
Management also believes that discussing like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.
Like-for-like comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals.
The following table reconciles reported revenue growth for 2024 and 2023 to like-for-like revenue growth for the same period.

	Revenue
	£m	%
2022 Reportable	14,429
Impact of exchange rate changes	(211)	(1.5)
Impact of acquisition	172	1.2
Like-for-like growth	455	3.2
2023 Reportable	14,845	2.9
Impact of exchange rate changes	(473)	(3.2)
Impact of acquisitions and disposals	30	0.2
Like-for-like growth	339	2.3
2024 Reportable	14,741	(0.7)
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/gains.
The material adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 3 to the consolidated financial statements and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in note 30 to the consolidated financial statements.

Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains) and earnings from associates (after interest and tax, excluding adjusting items).
A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Year ended 31 December
	2024	2023	2022
	£m	£m	£m
Profit before taxation	1,031	346	1,160
Finance and investment income	(137)	(127)	(145)
Finance costs	417	389	359
Revaluation and retranslation of financial instruments	50	(7)	(76)
Profit before interest and taxation	1,361	601	1,298
Amortisation and impairment of acquired intangible assets	93	728	62
Goodwill impairment	237	63	38
Gains on disposal of investments and subsidiaries	(322)	(7)	36
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	—	(66)
Other impairment charges	26	18	77
Property-related restructuring costs	26	232	18
Restructuring and transformation costs	251	196	219
Share of adjusting and other items for associates	4	(33)	134
Gain on disposal of property	(7)	—	—
Other transaction costs	10	—	—
Legal provision charges/(gains)	68	(11)	—
Headline PBIT	1,747	1,787	1,816
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, impairment of investments in associates, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains), share of adjusting and other items for associates, and revaluation and retranslation of financial instruments

A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2024	2023	2022
	£m	£m	£m
Profit before taxation	1,031	346	1,160
Amortisation and impairment of acquired intangible assets	93	728	62
Goodwill impairment	237	63	38
Gains on disposal of investments and subsidiaries	(322)	(7)	36
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	—	(66)
Other impairment charges	26	18	77
Property-related restructuring costs	26	232	18
Restructuring and transformation costs	251	196	219
Gain on disposal of property	(7)	—	—
Other transaction costs	10	—	—
Share of adjusting and other items for associates	4	(33)	134
Legal provision charges/(gains)	68	(11)	—
Revaluation and retranslation of financial instruments	50	(7)	(76)
Headline PBT	1,467	1,525	1,602
Billings and estimated net new business/billings
Billings and estimated net new business/billings are metrics that management uses to assess the performance of the business.
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.
Adjusted free cash flow and Adjusted net cash flow
The Group bases its internal cash flow objectives on adjusted free cash flow. Management believes adjusted free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.
Adjusted free cash flow is calculated as cash used in/generated by operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities, interest paid on lease liabilities, contingent consideration liability payments and purchases of property, plant and equipment and purchases of intangible assets.
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

A tabular reconciliation of net cash inflow from operating activities to adjusted free cash flow is shown below.

	Year ended 31 December
	2024	2023	2022[2]
	£m	£m	£m
Net cash inflow from operating activities	1,408	1,238	701
Share option proceeds	2	1	1
Contingent consideration payments[1]	(87)	(25)	(47)
Purchases of property, plant and equipment	(189)	(177)	(209)
Purchases of other intangible assets (including capitalised computer software)	(47)	(40)	(15)
Repayment of lease liabilities	(282)	(259)	(310)
Dividends paid to non-controlling interests in subsidiary undertakings	(67)	(101)	(70)
Adjusted free cash flow	738	637	51
Disposal proceeds	667	122	51
Net initial acquisition payments	(153)	(280)	(273)
Dividends	(425)	(423)	(365)
Share purchases	(82)	(54)	(862)
Adjusted net cash flow	745	2	(1,398)
1 Contingent consideration payments in 2023 include a £28 million receipt connected with a previous contingent consideration arrangement, that was settled within the year.
2 Adjusted free cash flow re-presented due to rounding
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group.
Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt at a period end consists of cash and cash equivalents, borrowings due within one year and borrowings due after one year. Adjusted net debt excludes lease liabilities.
The following table is an analysis of adjusted net debt:

	2024	2023	2022
	£m	£m	£m
Cash and cash equivalents	2,638	2,218	2,492
Borrowings due within one year	(584)	(946)	(1,169)
Borrowings due after one year	(3,744)	(3,775)	(3,802)
Adjusted net debt	(1,690)	(2,503)	(2,479)
Average adjusted net debt	(3,485)	(3,620)	(2,852)
Components of earnings/(losses) from associates
Management reviews the earnings/(losses) from associates by assessing the underlying component movements including share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates, which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.
The following table is an analysis of earnings/losses from associates and underlying component movements:

	2024	2023[1]	2022
	£m	£m	£m
Share of profit before interest and taxation	43	48	220
Share of adjusting and other items for associates	(4)	33	(134)
Share of interest and non-controlling interests	10	2	(105)
Share of taxation	(13)	(13)	(41)
Earnings/(loss) from associates	36	70	(60)
1 The share of profit before interest and taxation, share of interest and non-controlling interests and share of taxation amounts for the year ended 31 December
2023 were re-presented from £181 million, £(113) million and £(33) million to £48 million, £2 million and £(13) million respectively. There was nil impact on earnings from associates.
Share of adjusting items was £4 million (2023: £(33) million, 2022: £134 million). In 2024 this included £2 million (2023: £45 million, 2022: nil) of non-refundable distributions received from Kantar, described in note 4 to the consolidated financial statements. The loss in 2022 included £76 million of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £55 million within Kantar.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The Directors and Executive Officers of the Company are as follows:
Philip Jansen, Age 58: Chairman. Philip Jansen was appointed as a Director on 16 September 2024 and became Chair on 1 January 2025. With his marketing background and experience leading technology and consumer goods companies, Philip has deep insight into the marketing services industry. Philip was Chief Executive of BT Group from 2019 to February 2024. Before that he was CEO of Worldpay, the technology-led global payments services group. Previous roles include CEO and then Chairman of Brakes Group, and a variety of senior positions in Sodexo Group. Philip began his career at Procter & Gamble, going on to hold marketing director roles at Dunlop Slazenger and Telewest before moving into general management first at Telewest and then MyTravel. He was a non-executive director of Travis Perkins for four years.
External appointments: Trustee, Wellbeing of Women; Senior Advisor, Bain Capital.
Mark Read CBE, Age 58: Chief Executive Officer. Mark Read CBE was appointed as an Executive Director and Chief Executive Officer on 3 September 2018. Mark has held multiple leadership positions at WPP since joining in 1989. As CEO of WPP Digital he was responsible for WPP’s first moves into technology. In 2015, he became Global CEO of Wunderman, which he transformed into one of the world’s leading agencies. Mark received a Fellowship in 2021 for outstanding services to the industry in the IPA’s New Year’s Honours. In 2023 he joined INvolve’s Hall of Fame following multiple listings as an Empower Advocate (including #1) which recognises leaders who create diverse and inclusive business environments, alongside his five consecutive years as a Heroes champion of women in business. Mark was awarded a CBE (Commander of the Order of the British Empire) in the King’s New Year Honours 2024 list, for services to the creative industries.
Mark has an economics degree from Trinity College, Cambridge, was a Henry Fellow at Harvard University, and has an MBA from INSEAD.
External appointments: Trustee, Natural History Museum.
Joanne Wilson, Age 49: Chief Financial Officer. Joanne Wilson was appointed as a Director on 19 April 2023 and became Chief Financial Officer from 27 April 2023. Joanne has extensive experience both in the UK and internationally in a variety of financial and commercial roles. She joined WPP from Britvic, where she was Chief Financial Officer and Chair of the ESG Committee. Prior to this Joanne had a successful career at Tesco where, at the time of leaving, she held the position of Chief Financial Officer of dunnhumby, a global leader in customer data science.
Joanne began her career at KPMG, where she qualified as a chartered accountant.
External appointments: Non-Executive Director, Informa plc.
Andrew Scott, Age 56: Chief Operating Officer. Andrew Scott was appointed as an Executive Director on 7 September 2023. Andrew joined WPP in 1999, holding a number of leadership roles in the UK and US before being appointed Chief Operating Officer in 2018. He is responsible for operational performance and implementing the ongoing simplification of the Company’s portfolio. Andrew is also responsible for the Company’s mergers and acquisitions activity and, through acquisitions such as Essence, VML, AKQA, Satalia and 24/7, he has played a critical role in building WPP’s capabilities in technology and AI. He oversees WPP’s network of Country Leaders who connect and strengthen the talent and resources of the Company’s agencies in their local markets to deliver growth for clients. Prior to WPP, Andrew was a management consultant at LEK, the global strategy consulting firm.

Andrew is an engineering graduate and has an MBA with distinction from INSEAD.
Angela Ahrendts DBE, Age 64: Senior Independent Director, Non-Executive Director. Angela Ahrendts DBE was appointed as a Director on 1 July 2020. Angela brings expertise as a leader of creative and technology-driven global businesses. From 2014 until 2019, she was Senior Vice President, Retail, at Apple Inc., where she integrated and redesigned the physical and digital global consumer experience. Angela was CEO of Burberry from 2006 to 2014, where she repositioned the brand as a luxury high-growth company and created the Burberry Foundation. Prior to Burberry, Angela was Executive Vice President at Liz Claiborne, Inc. and President of Donna Karan International, Inc. Angela was a member of the UK Prime Minister’s Business Advisory Council from 2010 to 2015.
External appointments: Non-Executive Director, Ralph Lauren Corporation and Airbnb, Inc.; Chair of Save the Children International; Non-Executive Director, charity: water, Member of CEO Circle, Imagine; Director, The HOW Institute for Society; Member of the Global Leadership Council of the Oxford University Saïd Business School and BritishAmerican Business International Advisory Board; Senior Operating Adviser, SKKY Partners.
Simon Dingemans, Age 61: Non-Executive Director. Simon Dingemans was appointed as a Director on 31 January 2022. Simon has extensive business, capital markets, technology, corporate finance and governance experience, and is Chairman of Genomics and Calastone. He is also a Non-Executive Director of Vodafone Group. He was previously CFO of GlaxoSmithKline plc from 2011 to 2019. Prior to GSK, Simon worked in investment banking for 25 years, firstly at SG Warburg and then Goldman Sachs, where he was Managing Director and Partner. Simon also previously served as Chairman of both the Financial Reporting Council and the 100 Group of FTSE CFOs.
External appointments: Chairman, Genomics Limited; Chairman, Calastone Limited; Non-Executive Director, Vodafone Group Plc; Trustee, The King’s Trust.
Sandrine Dufour, Age 58: Non-Executive Director. Sandrine Dufour was appointed as a Director on 3 February 2020. Sandrine brings substantial financial expertise gained in global companies and strong strategic capability to the Board. She is currently CFO of UCB, a global pharmaceutical company. Previously Sandrine was CFO of Proximus. She held a number of leadership roles at Vivendi in France and the US across its entertainment and telecommunications business, and has an enthusiasm for cultural, technological and business transformation. Sandrine began her career as a financial analyst at BNP and then Credit Agricole in the telecoms sector. She has held other non-executive director roles, most recently at Solocal Group.
External appointments: Chief Financial Officer, UCB.
Tom Ilube CBE, Age 61: Non-Executive Director. Tom Ilube CBE was appointed as a Director on 5 October 2020. Tom brings a wealth of expertise as a technology entrepreneur and has extensive experience of the UK technology sector. He is Chair of the King's Trust and was Chair of the RFU from 2021 to 2024. Prior to that, he was on the Board of the BBC from 2017 to 2021. Tom is an Honorary Fellow of both Jesus College and St Anne's College, Oxford and has several honorary doctorates. In 2017 Tom topped the Powerlist ranking of the most influential people of African or African Caribbean heritage in the UK.
External appointments: Chair, The King's Trust; Chair, Iternal Limited; Founder and Chair, African Gifted Foundation.
Cindy Rose OBE, Age 59: Non-Executive Director. Cindy Rose OBE was appointed as a Director on 1 April 2019. Cindy has extensive experience as a leader in the technology and media sectors, and brings exceptional knowledge of the role technology plays in business transformation. She was appointed Chief Operating Officer for Microsoft Global Enterprise in March 2023. Prior to this, Cindy was President of Microsoft Western Europe, and also CEO of Microsoft UK. She has also held the roles of Managing Director of the UK consumer division at Vodafone and Executive Director of Digital Entertainment at Virgin Media. She spent 15 years at The Walt Disney Company, ultimately as Senior Vice President and Managing Director of Disney Interactive Media Group. Cindy is a graduate of Columbia University and New York Law School.
External appointments: Chief Operating Officer, Microsoft Global Enterprise; Advisory Board Member, Imperial College Business School in London and McLaren.
Keith Weed CBE, Age 63: Non-Executive Director. Keith Weed CBE was appointed as a Director on 1 November 2019. Keith has a wealth of experience as a marketing and digital leader, and a deep understanding of the ways in which technology is transforming businesses. Keith was previously Chief Marketing and Communications Officer at Unilever, a role that included creating and leading Unilever’s sustainability programme. Keith was named the World’s Most Influential Chief Marketing Officer by Forbes in 2017, 2018 and 2019, and Global Marketer of the Year 2017 by the World Federation of Advertisers. He received The Drum’s Lifetime Achievement Award in 2018 and was inducted into the Marketing Hall of Fame in 2019. Keith is a Non-Executive Director of J Sainsbury plc.
External appointments: Non-Executive Director, J Sainsbury plc; Trustee Director, Business in the Community; Board Trustee Grange Park Opera; President, Royal Horticultural Society; Board Trustee, Leverhulme Trust; Senior Advisor, Alix Partners; Advisory Board Member, i-Genie and McLaren.

Jasmine Whitbread, Age 61: Non-Executive Director. Jasmine Whitbread was appointed as a Director on 1 September 2019. Jasmine’s experience spans marketing, technology, finance, telecommunications, and not-for-profit organisations. Alongside this breadth of perspective she brings knowledge of many of WPP’s client sectors to the Board. Jasmine began her career in marketing in the technology sector, including with Thomson Financial in the US. After completing the Stanford Executive Program, Jasmine went on to hold leadership roles with Oxfam and Save the Children, including as the first Chief Executive of Save the Children International from 2010 to 2015. She was CEO of London First from 2016 to 2021, and was previously Chair of the Board of Travis Perkins plc and a Non-Executive Director of BT Group plc and Standard Chartered plc.
External appointments: Non-Executive Director, Compagnie Financière Richemont SA; Visiting Fellow, Oxford University; Vice-President of the International Advisory Council, Institute of Business Ethics.
Dr. Ya-Qin Zhang, Age 59: Non-Executive Director. Ya-Qin Zhang was appointed as a Director on 1 January 2021. Ya-Qin is a world-renowned technologist, scientist and entrepreneur with a particular understanding of the changing consumer technology landscape in China. He was President of Baidu Inc., the global internet services and AI company, between 2014 and 2019. Prior to joining Baidu, he held several positions during his 16-year tenure at Microsoft, both in the United States and China, including Corporate Vice President and Chairman of Microsoft China. Ya-Qin is currently a Non-Executive Director of AsiaInfo Technologies Limited, ChinaSoft International Limited and HiSense Group. He is also Chair Professor of AI Science at Tsinghua University and the founding Dean of the Institute for AI Industry Research.
External appointments: Non-Executive Director, AsiaInfo Technologies Limited, ChinaSoft International Limited, HiSense Group and Horizon Robotics; Chair Professor, AI Science and Founding Dean, Institute for AI Industry Research, Tsinghua University; Board Member, Philanthropy Asia Alliance.
The independence of each Non-Executive Director is assessed annually by the Board under the UK Corporate Governance Code which applies in respect of WPP’s primary listing on the London Stock Exchange. The Board has confirmed that all of the Non-Executive Directors standing for election and re-election at the 2025 Annual General Meeting (AGM) continue to demonstrate the characteristics of independence.
B. Compensation
Directors’ Compensation
For the fiscal year ended 31 December 2024, the aggregate compensation paid by WPP to key management personnel of WPP for services in all capacities was £47 million. Key management personnel comprises the Board and the Executive Committee. Such compensation was paid by WPP and its subsidiaries primarily in the form of salaries, performance-related bonuses, other benefits and deferred share awards. The sum of £1 million was set aside and paid in the last fiscal year to provide pensions and other post-retirement benefits for key management personnel of WPP.
Executive Directors’ total compensation received
Single total figure of remuneration

2024	Base salary	Benefits	Pension	Short-term incentive		Long-term incentive[2]	Total annual compensation
	£000	£000	£000	Cash £000	Deferred £000	£000	£000
Mark Read	1,140	38	114	682	455	1,372	3,801
Joanne Wilson[1]	750	32	75	405	270	318	1,850
Andrew Scott[1]	735	32	73	330	220	680	2,070
1Joanne Wilson joined the Company on 19 April 2023. Andrew Scott was appointed an Executive Director on 7 September 2023. For 2023 their base salary, other fixed elements of compensation and short-term incentive amounts reflect their time in office during that year.
2Long-term incentives include amounts for the 2022 EPSP awards, together with an EPSP buyout award made to Joanne Wilson, whose performance periods all ended on 31 December 2024.
Vesting of 2022 – 2024 EPSP awards
Vesting of the 2022 EPSP award was dependent on performance against three measures all assessed over a three-year period, which include average Return On Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and WPP's relative Total Shareholder Returns (TSR), measured in common and local currency, against a custom group of WPP’s comparators (Dentsu, Interpublic, Omnicom, Publicis and the FTSE 100 index). Each comparator carries an equal weighting.
The performance against ROIC and AFCF was between threshold and maximum for the performance period, resulting in 70.8% vesting for the ROIC element and 75.5% vesting for the AFCF element of the award. The relative TSR was below threshold on both a local and common currency basis for the performance period resulting in zero vesting for the TSR element and a total formulaic vesting of 48.8% for the award.

	Number of shares awarded	Number of shares awarded vesting	Additional shares in respect of dividend accrual	Total number of shares vesting	Share price on vesting	Value of 2022-2024 EPSP vested shares[1] 000
Mark Read	384,746	187,756	28,595	216,351	£6.340	£1,372
Andrew Scott[2]	190,665	93,044	14,170	107,214	£6.340	£680
1None of the value vested is attributable to share price appreciation.
2Andrew Scott's 2022 EPSP award was granted prior to his appointment to the Board.

Buy-Out Award Vesting
The buy-out EPSP award granted to Joanne Wilson in connection with her recruitment which had performance conditions aligned to the 2022 EPSP award is also due to vest to the same extent as those awards. Page 158 of the 2023 Annual Report provides full details of Joanne Wilson's buy-out awards.

	Number of shares awarded	Number of shares awarded vesting	Additional shares in respect of dividend accrual	Total number of shares vesting	Share price on vesting	Value of buy-out vested shares[1] 000
Joanne Wilson	92,041	44,916	4,709	49,625	£6.400	£318
1 None of the value due to vest is attributable to share price appreciation.

Outstanding share-based awards
The table below shows outstanding share-based awards as at 31 December 2024. ESAs (Executive Share Awards) are granted as conditional awards under the WPP Stock Plan 2018. This is the share component of the annual short-term incentive plan and granted subject to the achievement of performance measures prior to grant. EPSP awards (granted under the Executive Performance Share Plan) are subject to performance measures over the period stated below and are made in the form of nil cost options with an exercise period of three months from the vesting date. Dividend shares accrue on these awards. At 31 December 2024 Joanne Wilson still held two unvested buy-out awards which were made to compensate for the forfeiture of incentive awards from her previous employer (see page 158 of the 2023 Annual Report for further details).

	Award type	Grant date	Performance period	Share price on grant date	Number of shares granted
						Vesting date
Mark Read	ESA	04.05.23	n/a	£9.014	106,264	10.03.2025
	ESA	07.05.24	n/a	£8.126	63,469	10.03.2026
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	384,746	15.03.2025
	EPSP	23.03.23	01.01.23-31.12.25	£9.3608	450,628	15.03.2026
	EPSP	12.03.24	01.01.24-31.12.26	£7.102	617,709	15.03.2027
Joanne Wilson	ESA	07.05.24	n/a	£8.126	23,519	10.03.2026
	EPSP	04.05.23	01.01.23-31.12.25	£9.2252	240,645	15.03.2026
	EPSP	12.03.24	01.01.24-31.12.26	£7.102	312,588	15.03.2027
	Contractual awards[1]	07.12.23	n/a	£7.272	18,540	02.12.2025
	Contractual awards[1]	04.05.23	01.01.22-31.12.24	£9.2252	92,041	10.03.2025
Andrew Scott[2]	ESA	04.05.23	n/a	£9.014	45,807	10.03.2025
	ESA	07.05.24	n/a	£8.126	29,460	10.03.2026
	EPSP	25.03.22	01.01.22-31.12.24	£10.542	190,665	15.03.2025
	EPSP	23.03.23	01.01.23-31.12.25	£9.3608	224,339	15.03.2026
	EPSP	12.03.24	01.01.24-31.12.26	£7.102	306,251	15.03.2027
1For contractual awards with no performance conditions, the share price on date of grant is the closing share price on the immediately preceding dealing day (consistent with that used for ESA awards). For contractual awards with performance conditions, the share price at the date of grant is the average closing price for the five immediately preceding dealing days, consistent with that used for EPSP awards.
2Andrew Scott’s outstanding 2022 ESA (granted 4 May 2023) and 2022 and 2023 EPSP awards were granted prior to his appointment as an Executive Director and as such are subject to the terms and conditions in place at that time.

Non-Executive Directors’ total compensation received
The single figure table below details the value of fees and taxable benefits received by the Non-Executive Directors during 2024 while they held a position on the Board.

	Fees £000	Benefits[5] £000	Total £000
	2024	2024	2024
Philip Jansen, appointed 16 September 2024[1]	37	1	38
Roberto Quarta[2]	525	28	553
Angela Ahrendts[3]	153	39	192
Simon Dingemans	108	4	112
Sandrine Dufour	148	7	155
Tom Ilube	140	6	146
Cindy Rose[4]	120	9	129
Keith Weed	128	10	138
Jasmine Whitbread	140	12	152
Dr. Ya-Qin Zhang	100	9	109
1 Philip Jansen was appointed to the Board on 16 September 2024 and assumed the role of Chair on 1 January 2025 following Roberto Quarta’s retirement.
2 Roberto Quarta retired from the Board on 31 December 2024.
3 Angela Ahrendts was appointed Senior Independent Director on 17 May 2023.
4 Cindy Rose stepped down as a member of the Compensation Committee on 17 May 2023 and became a member of the Nomination and Governance
Committee on the same date.
5 Benefits include expense reimbursements for travel, accommodation and subsistence for attendance at Board meetings during the year and include the grossed-up cost of UK tax and national insurance paid by the Company on behalf of the Directors where applicable.
No payments were made to past directors during the financial year.
No payments were made to directors in connection with loss of office in the financial year.
The full Directors’ Compensation Policy can be found at http://www.wpp.com/investors/corporate-governance.

C. Board Practices

Board attendance table
	Board	Audit Committee	Compensation Committee
Total number of scheduled meetings	6	7	4
Members	Attended	Attended	Attended
Philip Jansen - appointed on 16 September 2024	2(2)		1(1)
Mark Read	6
Joanne Wilson	6
Andrew Scott	6
Angela Ahrendts	6
Simon Dingemans	6	7
Sandrine Dufour	6	7	4
Tom Ilube	6	7	4
Cindy Rose	6	7
Keith Weed	6
Jasmine Whitbread	6		4
Dr. Ya-Qin Zhang	6
Former Directors who served for part of the year
Roberto Quarta - retired on 31 December 2024	6		4
Number of ad-hoc meetings	5	1	2
The numbers in brackets denote the number of meetings the Directors were eligible to attend.

The role of the Board
In addition to overseeing the Company's overall financial performance and execution of the strategy, the Board is collectively responsible for setting the Company's purpose, values and culture. The Board recognises the importance of considering the perspectives of, and the potential impact on, the Company’s key stakeholders in its discussions. Its responsibilities are discharged through an annual programme of meetings, each of which follows a tailored agenda. A typical Board meeting will comprise updates from the chairs of our Board committees, in addition to reports on operational and financial performance, progress on strategy and operational execution of it, people updates and a deep dive into a particular agency. The annual programme maintains an element of flexibility to allow emerging and evolving items to be scheduled as necessary. The list of matters reserved to the Board can be downloaded from http://www.wpp.com/investors/corporate-governance.
Re-election
The Chair, Senior Independent Director and Non-Executive Directors are appointed for a three-year term, subject to annual re-election by the shareholders at the AGM. Although there may be specific exceptions to ensure Board continuity, Non-Executive Directors shall not otherwise stand for re-election after they have served for the period of their independence, as determined by applicable UK and United States standards, which is nine years.
Service contracts
The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Mark Read	3 September 2018	12 months
Joanne Wilson	19 April 2023	12 months
Andrew Scott	7 September 2023	12 months
The Executive Directors’ service contracts are available for inspection at the Company’s registered office and head office.
Loss of office provisions
Fixed compensation elements
As noted above, the service contracts of the executives provide for notice to be given on termination.
The fixed compensation elements of the contract will continue to be paid in respect of any notice period. At the Compensation Committee's discretion the Executive Director's employment may be terminated by making a payment in lieu of notice of fixed compensation. If an Executive Director is placed on garden leave, the Committee retains the discretion to settle benefits in the form of cash. The Executive Directors are entitled to compensation for any accrued and unused holiday although, to the extent it is possible and in shareholder interests, the Committee will encourage Executive Directors to use their leave entitlements prior to the end of their notice period. Except in respect of any remaining notice period, no aspect of any Executive Director’s fixed compensation is payable on termination of employment.
Short and long-term compensation elements
If the Executive Director is dismissed for cause, there is not an entitlement to a STIP award, and any unvested share-based awards will lapse. Otherwise, the table below summarises the relevant provisions from the Directors’ service contracts (cash bonus) and the plan rules (ESA and EPSP), which apply in other leaver scenarios. The Compensation Committee has the authority to ensure that any awards that vest or lapse are treated in accordance with the plan rules, which are more extensive than the summary set out in the table below.

Cash bonus	The Executive Directors are entitled to receive their bonus for any particular year provided they are employed on the last date of the performance period.
ESA	Provided the Executive Director is a Good Leaver unvested awards will be received in full. If the Executive Director is not a Good Leaver unvested awards will lapse in full.
EPSP
•The award will ordinarily lapse if the Executive Director leaves prior to the date of vesting.
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
Other chair and non-executive director policies
Letters of appointment for the chair and non-executive directors
Letters of appointment have a one- to two-month notice period and there are no payments due on loss of office.
Appointments to the Board
The Chair and Non-Executive Directors are not eligible to receive any variable pay. Fees for any new Non-Executive Directors will be consistent with the operating policy at their time of appointment. In respect of the appointment of a new Chair, the Compensation Committee has the discretion to set fees considering a range of factors including the profile and prior experience of the candidate and external market data.
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
Compensation Committee
During 2024, there were four scheduled and two unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 30.
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
The Committee’s principal responsibilities under its terms of reference include:

•To set, review and approve in respect of the Company’s Chair, Chief Executive Officer, other Executive Directors, the Executive Committee and the Company Secretary:
•the remuneration policy;
•individual remuneration arrangements;
•individual benefits, including pension;
•individual fees and expenses;
•terms and conditions of employment;
•terms of any compensation package in the event of early termination of contract;
•participation in any cash or share based plans operated by the Company; and
•the targets and measures for any performance related cash or share based plans operated by the Company for the Chief Executive Officer and other Executive Directors, and to have oversight of the performance measure and target setting for of such plans for the Executive Committee and the Company Secretary.
•To review remuneration and related policies across the general workforce and the alignment of incentives and rewards with culture, taking this into account when determining the remuneration policy for the Executive Directors and the remuneration for the Executive Committee.
•To use judgement to determine whether incentives that are due as a result of formulaic outcomes are truly representative of company and individual performance.
•To use discretion to make adjustments to incentives as appropriate.
•To oversee the process for recovery and withholding (malus and clawback) and determine the resulting action to be taken.
•The remuneration and contractual terms of the Non-Executive Directors (NEDs) will be set by the Company’s Chair and the Executive Directors.
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
•To approve for submission to shareowners all new or substantial changes to the remuneration policy.
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
External advisors
During 2024, Willis Towers Watson plc (WTW) advised the Committee during the year on aspects of remuneration for the Executive Directors and senior management. WTW is a member of the Remuneration Consultants Group and its Voluntary Code of Conduct is designed to ensure objective and independent advice is given to committees.

Fees, chargeable on a time and material basis, in respect of advice to the Committee by WTW for 2024 were £56,448. WTW attended Committee meetings by invitation. The Committee also receives external legal advice, where required, to assist it in carrying out its duties.

Changes in Executive Directors
There were no changes in Executive Directors during 2024.
Audit Committee
The Committee is responsible for reviewing the quarterly, half yearly and annual financial results, including the Annual Report, with management, focusing on the integrity of the financial reporting process, compliance with relevant legal and financial reporting standards and application of accounting policies and judgements. During the year, the Committee considered management’s application of key accounting policies, compliance with disclosure requirements and relevant information presented on significant matters of judgement to ensure the adequacy, clarity and completeness of half yearly and annual financial results announcements. The Committee undertook a detailed review before recommending to the Board that the Company continues to adopt the going concern basis in preparing the annual financial statements.The Committee also reviewed various materials to support the statements in the Annual Report on risk management and internal control and the assessment of the Company’s long-term viability. The terms of reference for the Audit Committee are available on the Company’s website, http://www.wpp.com/investors/corpoate-governance.
Committee responsibilities and key areas of focus in 2024
The Committee’s principal responsibilities under its terms of reference include:
•monitoring and critically assessing the integrity of financial information provided to shareholders, including the review of significant accounting policies and financial reporting judgements;
•overseeing the appointment, remuneration and independence of the external auditor and the effectiveness of the audit process as a whole;
•reviewing the integrity, adequacy and effectiveness of the Company’s internal financial controls and the internal control and risk management systems, including the risk management framework and related compliance activities;
•monitoring the integrity of the Company’s ESG disclosures and related assurance;
•assessing and monitoring principal and emerging risks facing the Company;
•monitoring and reviewing the Company’s internal audit function effectiveness and activities;
•reviewing and monitoring the maintenance of an effective risk management and internal control framework, both financial and non-financial. Overseeing the Group’s compliance with Section 404 of the US Sarbanes-Oxley Act 2002;
•monitoring compliance with relevant US and UK regulatory and legal requirements;
•reviewing the statements to be made in the Annual Report on compliance with the corporate governance requirements of the UK Corporate Governance Code, the Disclosure and Transparency Rules, the NYSE listing rules and of the SEC, along with the verification undertaken, including that of the External Auditors, and advising the Board accordingly;
•reviewing the Company’s systems and controls for ethical behaviour and the prevention of bribery and receiving reports on non-compliance; and
•monitoring the external auditor's compliance with relevant ethical and professional guidance on the rotation of the audit partner.
Key considerations in 2024 included:
•continuing to provide oversight of the financial reporting process and integrity of the financial statements;
•overseeing the completion of audit transition activities and managing PricewaterhouseCoopers LLP's (PwC's) first year audit, including key risks for 2024 audit;
•overseeing the design and implementation of a new operating model for Security (cyber), Technology Risk & Compliance, and regularly reviewing cyber security risks and capabilities to support vulnerability management;
•monitoring the role, performance and outcomes of the Risk and Controls Group against its objectives, including for the continuous improvement of the control environment;
•preparation for the implementation of the revised 2024 Code;

•considering the identification and review of emerging risks;
•overseeing the integrity of the Company’s ESG disclosures;
•ongoing monitoring of the business integrity programme, including oversight of whistleblower reports; and
•monitoring progress against the internal audit plan and reviewing the effectiveness of the internal audit function.
Other reviews undertaken in 2024 included:
•deep dive reports on Internal Controls effectiveness and associated enhancement plans;
•reports on any actual or potential legal proceedings and claims;
•treasury policy, performance and risk management;
•group tax strategy, performance and drivers of the Group effective tax rate;
•reports on data protection and data privacy; and
•assessment of fraud risk.
Internal Audit
The internal audit team, which reports functionally to the Audit Committee, provides independent assurance over the Company’s risk management and internal controls processes via internal audits and the testing programme for the Sarbanes-Oxley Act. The internal audit team has unrestricted access to all Group documentation, premises, functions and employees to enable it to perform its work.

The Committee Chair met regularly with the Director of Internal Audit during the year without executive management present to discuss risk matters and the nature of internal audit findings in more depth. The Director of Internal Audit formally reports to each Committee meeting on the key internal audit findings, together with the status of management’s implementation of recommendations. At least once a year this includes key themes from internal audit’s work. This year, those themes included issues relating to policy compliance, procurement and contract and regulatory compliance. Significant issues identified were discussed in detail by the Committee along with the remediation plans to resolve them.

The annual internal audit plan includes assurance over the Group’s transformation activities, other key projects and initiatives, and audits of key business risks and operating companies. It was approved by the Committee and progress against the plan was monitored throughout the year with any changes to the plan noted and approved by the Committee. The internal audit team continues to successfully deliver through a hybrid model of remote auditing supported by international travel where appropriate.

The Committee assesses the work of internal audit on a regular basis and monitors the resourcing and experience within the team. We are satisfied that the scope, extent and effectiveness of internal audit work is appropriate for the Group and that there is an appropriate plan in place to sustain and continually improve this.

Risk Management and Internal Controls
The Board has overall responsibility for setting the Company’s risk appetite and for ensuring there is effective risk management. The Committee supports the Board in the management of risk and, in 2024, was responsible for monitoring and reviewing the effectiveness of the Company’s approach to risk management and the internal control framework.

Under the overall supervision of the Committee, the WPP Risk Committee, an executive committee which reports into the Audit Committee and is supported by risk committees in each network, identifies and assesses emerging and principal risks and oversees and manages day-to-day risk in the business. The General Counsel, Corporate Risk provides regular updates to the Committee on risk matters including emerging risks, adherence to the Company’s business integrity programme (including mitigating and remediation actions) and the monitoring and evolution of the Company’s four risk modules: governance, culture, appetite and management.

An assessment of the principal risks and uncertainties facing the Company can be found on pages 2 to 5. In fulfilling its responsibilities, the Committee received reports from the Risk and Controls Group throughout 2024 to enable evaluation of the control environment and risk management framework. Any necessary matters are highlighted in the Audit Committee Chair’s update to Directors at the relevant Board meeting and discussed by the Board.

Internal Controls over Financial Reporting

The Committee carried out in-depth reviews of the Group’s internal controls over financial reporting (ICFR), with a focus on monitoring the operating effectiveness of the Group’s ICFR framework and compliance with Section 404 of the Sarbanes-Oxley Act.
During 2024, the Committee monitored the effectiveness of the internal financial controls and internal control system of the Group. This primarily consisted of reviewing assurance reports from internal audit and reports from the Risk and Controls Group on the effectiveness of the internal controls and being provided frequent updates of the status of, and reviewing the conclusions of, management’s assessment of ICFR. Management’s evaluation of ICFR focuses on its assessment of the effectiveness of key financial controls, which include: financial reporting controls; IT access controls; journal controls; reconciliations; management review controls, including business performance reviews; and segregation of duties controls. Management’s assessment was based on the internal audit testing plan reviewed by the Committee in early 2024, which used the criteria for effective internal control reflected in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Committee reviewed management’s assessment of internal control deficiencies reported by management and PwC in 2024, the prioritisation of remediation, management’s and PwC's evaluation of the deficiencies that were reported and management's progress during 2024 on its continued focus on remediating outstanding deficiencies. The Committee had a particular focus on revenue recognition and Group accounting areas (see Financial Reporting Critical Accounting Judgements and Estimates, Other areas, in Item 5E), IT general controls and key business process compensating controls. Management evaluated all internal control deficiencies identified throughout the Group both individually and in the aggregate, and concluded that the Group’s ICFR was effective as at 31 December 2024 and reported these conclusions to the Committee. The Committee assessed and challenged management’s evaluation, and believes that management’s evaluation is appropriate.

Alongside the on-going ERP deployment and finance shared service optimisation programmes, management continued its focus on controls enhancement. Focus areas in 2024 included the strengthening of senior finance leadership and controls improvement activities resulting from deep-dive reviews conducted by the new Group Financial Controller. Management has set clear control enhancement objectives for 2025 as part of its ongoing and continued development of the Group’s controls culture, formalising its continuous improvement activities into a Controllership Enhancement programme. The Committee reviewed management’s objectives for this programme and, while noting the progress that has been made during 2024, will monitor progress against these objectives through the course of the year.
Business Integrity
During the year, the Committee reviewed the adherence to, and evolution of, the business integrity programme. The Company has established procedures by which all employees may, in confidence (and, if they wish, anonymously) report any concerns. The Committee received regular updates on the Company’s systems and controls for ethical behaviour, which included matters reported on the Company’s Right to Speak helpline and investigations and actions undertaken in response. The Committee received regular reports on the total number and nature of reports from whistleblowers and investigations by region and by network both for substantiated and unsubstantiated cases. During the year, the Committee was satisfied that the Company’s whistleblower and investigations protocols, and the Right to Speak helpline arrangements, are effective and facilitate the proportionate and independent investigation of reported matters and allow appropriate follow-up action.
Terms of reference
The Committee’s terms of reference are reviewed annually by the Committee and adopted by the Board, most recently on 12 March 2025. A copy of the Committee’s terms of reference is available on the Company’s website at http://www.wpp.com/investors/corporate-governance.
FRC Minimum Standard
The Company was compliant during the financial year with the FRC's External Audit: Minimum Standard, as issued in May 2023.
External Auditor
The Committee has primary responsibility for overseeing the relationship with the external auditor, including assessing its performance, effectiveness and independence annually prior to making a recommendation to the Board in respect of its reappointment or removal.
At the 2024 AGM, following the conclusion of a competitive audit contract tender in 2021, shareholders approved the appointment of PwC as the Company’s new independent auditor commencing with the audit of the Company’s 2024 financial year. In March 2024 monthly Group Audit Steering Committee meetings were initiated to replace the previous Transition Governance Group format, as referenced in last year's report. These meetings throughout the remainder of the year were jointly chaired by WPP and PwC and are designed to track the progress of the audit, providing a mechanism for efficient escalation and resolution of issues and any potential delays.
Given the Company’s live finance transformation programmes, the meetings also enabled the auditor to stay aligned with management on any planned changes with potential to impact the 2024 audit. In turn, the Committee was kept up to date by PwC and management on progress throughout the year, with PwC providing updates at all Committee meetings. Key transition activities completed by PwC included:
•shadowing Deloitte
•working paper reviews
•site visits at key components including meetings with local management
•transition walkthroughs
•pilots of key audit areas
The Company has complied with the Competition and Markets Authority’s Statutory Audit Services Order 2014 for the financial year under review in respect to audit tendering and the provision of non-audit services, with Giles Hannam holding the role of lead audit partner for PwC since the 2024 audit.
Appointment of External Auditor at Annual General Meeting
The Committee has recommended to the Board, and the Board has approved, that PwC should be reappointed as auditor. Resolutions will be put to the 2025 AGM proposing the reappointment of PwC and to authorise the Audit Committee to determine the auditor’s remuneration. PwC’s lead audit partner will make himself available at the AGM to answer shareholder questions on the 2024 Annual Report.
Effectiveness and Independence of the External Auditor
The Committee is determined to ensure that the Company receives an effective external audit. In 2024, the Committee evaluated the performance of the external audit through its ongoing review of the external audit process against a backdrop of the 2024 financial year being PwC’s first audit of the Company. The Committee also considered feedback on the 2024 audit, through discussions with Committee members and key members of the Company’s finance team, which covered:
•overall quality of the audit
•independence and objectivity
•effectiveness of the auditor’s challenge and level of scepticism
•integrity of the firm
•transparency of reporting to management and the Committee
•quality of the audit team’s leadership
•skills and experience of the audit team
The Committee also considered:
•a report from PwC confirming it maintains appropriate internal safeguards in line with applicable professional standards to remain independent; and
•the Audit Quality Review's 2023/24 Audit Quality Inspection Report and Supervision report on PwC and the actions taken by PwC to address the findings in that report.
PwC attended all Committee meetings in 2024, met the Committee without executive management present and the Committee Chair regularly meets independently with the audit partners.
Overall, the Committee concluded that:
•it continues to be satisfied with the performance of the external auditor and with the policies and procedures in place to maintain its objectivity and independence
•PwC possesses the skills, experience and resources required to fulfil its duties, and there was constructive challenge and appropriate scepticism where necessary, such as in challenging management’s assumptions. The Committee appreciates in particular PwC's engagement with management in building and timetabling the audit plan for the first financial year as auditor

•the audit for the year ended 31 December 2024 was effective
Non-Audit Services
In line with the Company’s Non-Audit Services Policy, the Committee ensures that auditor objectivity and independence are safeguarded by reviewing and pre-approving the external auditor’s provision of certain non-audit services (including audit-related and other assurance services). The Committee is mindful of the 70% non-audit services fee cap in determining whether to pre-approve such services.

All fees are summarised periodically for the Committee to assess the aggregate value of non-audit fees against audit fees. During the year, PwC received £44 million in fees for work relating to the audit services it provides to the Company. Non-audit related work undertaken by external auditors amounted to fees of £2 million this year, which equated to 5% of the total audit fees paid.
There were no material non-audit services provided by PwC during 2024.
Financial Reporting Critical Accounting Judgements and Estimates
The following critical accounting judgements and estimates in relation to the financial statements were assessed by the Committee and discussed with management and the external audit, PwC:

Area of Focus Critical Accounting Judgements and Estimates	Actions Taken/Conclusion
Goodwill impairments Estimates and judgements in relation to goodwill impairment testing
The Committee assessed the appropriateness of the key assumptions used by management in its annual goodwill impairment assessment of AKQA Group, with a particular focus on forecast revenue less pass-through costs and operating margins. The Committee also assessed the approach taken by management to other cash generating units, including Landor. The Committee was satisfied that the assumptions and resulting impairment charge was reasonable and that the associated disclosures are appropriate (see Note 11).

Other Areas
Headline profit Judgements relating to headline profit measures
The Committee considered the judgement applied by management in calculating headline profit, in order to present an alternative measure of performance by excluding items which are considered to be large, unusual and non-recurring which are otherwise included in profit measures determined under IFRS. The Committee was satisfied that the exclusion of the relevant amounts from headline profit measures was reasonable and that the associated disclosures are appropriate, and balanced alongside IFRS profit measures (see Item 5E).

Taxation The estimates and judgements made in respect of uncertain tax position liabilities
The Committee considered the key judgements made by management, including relevant professional advice that may have been received. The Committee considers the level of recognised uncertain tax position liabilities to be reasonable and that the associated disclosures are appropriate (see Note 7).

Provisions The estimates and judgements made in respect of provisions for certain ongoing legal proceedings and claims
The Committee considered the key judgements made by management in respect of certain ongoing legal proceedings and claims including professional advice that may have been received. The Committee considers the level of provision recognised to be reasonable and that the associated disclosures are appropriate (see Note 20).

Revenue recognition Judgements and estimates in respect of the measurement and recognition of variable consideration
The Committee considered the reasonableness of the key judgements and estimates applied by management in recording certain elements of the Group’s revenue, in particular in relation to the measurement and recognition of revenue from arrangements that include significant variable incentive based or rebate related consideration. The Committee was satisfied the measurement and recognition of revenue in respect of these arrangements was appropriate.

Group accounting Review of the group accounting areas and consolidation
The Committee considered management’s review of its group accounting and consolidation process, in particular considering the determination of non-controlling interests, intercompany eliminations and hyperinflation accounting. The Committee was satisfied that management’s group accounting and consolidation approach for these areas was reasonable.

Going concern The going concern assessment and viability statement (included in the Company's Annual Report)
The Committee reviewed and assessed the scenarios modelled by management, including management’s downside and stress-testing scenarios, taking account of declines in revenue less pass-through costs compared to 2024. The Committee concurs with the conclusions from management’s going concern and viability statement assessments, and that the associated disclosures on page 19 are appropriate.

Board Performance Evaluation
Each year, WPP completes a review of the Board and its committees to monitor their effectiveness and identify improvement opportunities.

In accordance with the Code requirements, the Board undertakes an externally facilitated evaluation every three years, with the next one due for 2026. The 2024 review was internally facilitated by the Senior Independent Director. The review comprised a questionnaire and discussions with Board members based on a number of themes, including the overall effectiveness and performance of the Board and its Committees, strategy and key risks and opportunities for longer-term growth and value creation. Progress against the outcomes of the 2023 review was also considered.

The output of the review was that the Board operates effectively, demonstrating strong leadership and a balanced approach to short- and long-term value creation within a sustainable framework. All previous evaluation recommendations had been successfully implemented, and the Board’s strategic oversight of key matters remains robust.
D. Employees
The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. Excluding all employees of associated undertakings, the number of employees at the end of 2024 was 108,044 (2023: 114,173, 2022: 115,473). The average number of employees, for the year ended 31 December 2024 was 111,281 compared to 114,732 and 114,129 in 2023 and 2022, respectively.

Their geographical distribution was as follows:

	2024	2023	2022
North America	22,474	23,562	23,740
United Kingdom	11,816	12,457	12,490
Western Continental Europe	22,533	23,580	22,717
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	54,458	55,133	55,182
	111,281	114,732	114,129
Their reportable segment distribution was as follows:

	2024	2023	2022
Global Integrated Agencies	95,053	97,838	97,288
Public Relations	7,742	8,377	8,125
Specialist Agencies	8,486	8,517	8,716
	111,281	114,732	114,129

E. Share Ownership
Executive Directors’ interests
Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Other than as disclosed in this table, no Executive Director had any interest in any contract of significance with the Group during the year. Each Executive Director has a technical interest as an employee and potential beneficiary in shares in the Company held under the Employee Share Ownership Plan Trusts (ESOPs). More specifically, the Executive Directors have potential interests in shares related to the outstanding awards under the EPSP and outstanding ESAs. As at 31 December 2024, the Company’s ESOPs (which are entirely independent of the Company and have waived their rights to receive dividends) held in total 39,769 shares in the Company (490,646 at 31 December 2023).

Director		Total beneficial interests[1]	Shares without performance conditions (unvested)[2]	Shares with performance conditions (unvested)[3]	Total unvested shares
Mark Read	At 31 December 2024	949,752	169,733	1,453,083	1,622,816
	At 21 March 2025[4,5]	1,126,328	63,469	1,782,769	1,846,238
Joanne Wilson	At 31 December 2024	28,648	42,059	645,274	687,333
	At 21 March 2025[4,5]	54,902	42,059	914,850	956,909
Andrew Scott	At 31 December 2024	849,765	75,267	721,255	796,522
	At 21 March 2025[4,5]	933,262	29,460	885,070	914,530
1Beneficial interests in shares include, where relevant, interests of connected persons (as defined in s.96B(2) of the Financial Services and Markets Act 2000).
2For Mark Read and Andrew Scott, these relate to the 2022 and 2023 Executive Share Awards under the deferred element of the STIP. For Joanne Wilson, these include the 2023 Executive Share Awards together with an unvested buy-out award made in the form of a Restricted Stock award. Additional dividend shares will be due on vesting.
3These relate to the maximum number of shares due on vesting pursuant to outstanding EPSP awards and buy-out awards with performance conditions. All EPSP awards currently held by the Directors have been made in the form of nil cost options which are exercisable for the period of three months following the date of vesting. No vested but unexercised nil cost option EPSP awards were held by the Executive Directors at 31 December 2024 or 21 March 2025. Joanne Wilson’s total at 31 December 2024 also includes an unvested buy-out award with performance conditions made in the form of a conditional award of restricted shares. In all cases additional dividend shares will be due on vesting.
In the year Mark Read exercised nil cost options over 276,920 shares, resulting in a gain of £1,955,858 and Andrew Scott exercised nil cost options over 162,304 shares resulting in a gain of £1,146,336. These were both in respect of the 2021 EPSP which vested on 14 March 2024 and was reported in the 2023 Annual Report. The aggregate gain on exercise by the Directors was £3,102,194.
4Movements to 21 March 2025 reflect the grant of the 2025 EPSP awards, vesting and exercise of the 2022 EPSP awards (see page 133) and vesting of the 2022 ESAs. For Joanne Wilson, the buy-out award which vested in March 2025 is also reflected.
5Total beneficial interests calculated at last practicable date for this Annual Report on Form 20-F.
Shareholding requirements
As detailed in the Directors’ Compensation Policy, the Executive Directors are required to achieve a minimum level of shareholding of WPP shares. The CEO is required to hold shares to the value of 600%, and the CFO and COO 300%, of base salary. All Executive Directors have seven years from the date they were appointed to their respective roles in which to reach the required level.
As at 31 December 2024, the CEO held shares to the value of 697% of his base salary. At the same date, the CFO held shares to the value of 32% of her base salary; and the COO shares to the value of 966% of his base salary. This was calculated based on the average share price for the last two months of the year. The CFO joined WPP in April 2023 and no EPSP awards had vested at 31 December 2024. The COO joined WPP in 1999 and has built up his holding of WPP shares over his career.
Non-Executive Directors’ interests
Non-Executive Directors’ interests in the Company’s ordinary share capital are shown in the following table. Except as disclosed in this table, no Non-Executive Director had any interest in any contract of significance with the Group during the year.

Non-Executive Director	Total interests at 31 December 2024[1]	Total interests at 21 March 2025[2]
Philip Jansen, appointed 16 September 2024	nil	nil
Roberto Quarta, retired 31 December 2024	87,500	n/a
Angela Ahrendts	12,571	12,571
Simon Dingemans	10,000	10,000
Sandrine Dufour	15,000	15,000
Tom Ilube	8,335	8,335
Cindy Rose	8,000	8,000
Keith Weed	8,424	8,424
Jasmine Whitbread	8,735	8,735
Dr. Ya-Qin Zhang	10,000	10,000
1Or at date of retirement if retired during the year.
2Total interests calculated at last practicable date for this Annual Report on Form 20-F or date of retirement.
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

		21 March 2025[1]		15 March 2024[1]		16 March 2023[1]
BlackRock Inc.	10.00%	107,907,698	8.33%	89,538,830	7.60%	81,425,118
Silchester International Investors LLP	5.03%	54,288,349	5.03%	54,288,349	5.03%	54,288,349
Harris Associates L.P.	*	*	5.07%	54,509,450	*	*
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
The number of outstanding ordinary shares at 31 December 2024 was 1,078,802,358 which included at such date the underlying ordinary shares represented by 19,686,632 ADSs. 228 shareholders of record of WPP ordinary shares were US residents at 31 December 2024.

The geographic distribution of our share ownership at 31 December 2024 is presented below:

United Kingdom	21.2%
United States	57.5%
Rest of world	21.3%
Total	100.0%

B. Related Party Transactions
The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.
The following amounts were outstanding at 31 December 2024 and 31 December 2023:

	2024	2023
	£m	£m
Amounts owed by related parties	68	74

Amounts owed to related parties	(104)	(75)
There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2024 or 2023.
See note 29 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
See Item 6C Board Practices of this Annual Report on Form 20-F for a discussion of the service contracts between the Company and the Executive Directors.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See Item 18 of this Annual Report on Form 20-F.
Outstanding legal proceedings
The Company has claims against others and there are claims against the Company in a variety of matters arising from the conduct of its business. In the opinion of the management of the Company, the ultimate unprovided liability, if any, that is likely to result from these matters would not have a material impact on the Company’s financial position, or on the results of its operations. See note 20 to the consolidated financial statements for more details.
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
B. Significant Changes
See note 31 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
The Company has ordinary shares (trading symbol: WPP) listed on the London Stock Exchange and ADSs for such ordinary shares (trading symbol: WPP) listed on the New York Stock Exchange.

The Depositary held 98,433,160 ordinary shares at 31 December 2024, approximately 9.12% of the outstanding ordinary shares, represented by 19,686,632 outstanding ADSs.
B. Plan of Distribution
Not applicable.
C. Markets
See the discussion in Item 9A of this Annual Report on Form 20-F.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
See Exhibit 1.1 to this Annual Report on Form 20-F for information called for by Item 10.B.
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
(iv) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior bonds due 22 September 2026. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(v) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior bonds due 23 March 2030. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(vi) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior bonds due 14 September 2046. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and a cross-default event of default provision. In May and June 2024, WPP Finance 2013 repurchased and cancelled GBP 20,000,000 of the 2.875% fixed rate guaranteed senior bonds due 14 September 2046, leaving GBP 380,000,000 outstanding;
(vii) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior bonds due 20 March 2025. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the

Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision. The 1.375% guaranteed senior bonds due 20 March 2025 were repaid in full on maturity;
(viii) On 20 Feburary 2024, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers) and, WPP plc, WPP 2005 Limited and WPP Jubilee Limited (as guarantors) entered into an agreement for a five-year multi-currency US $2.5 billion revolving credit facility (with a US$ 1.5 billion swingline facility) with a syndicate of banks and Citibank Europe plc, UK Branch as facility agent. On 5 February 2025, the lending banks approved extending the maturity from 20 February 2029 for a further year to 20 February 2030. On 3 February 2025, WPP plc as Parent and the Facility Agent entered into a sustainability supplement agreeing certain environmental, social and governance (ESG) related KPI's which, if and to the extent achieved, have the impact of adjusting margin by up to 0.03% up or down. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.5 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.80% per annum. All margins above are subject to a credit adjustment spread which varies by both currency of drawing and period of drawdown. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate.
(ix) On 12 July 2019 WPP entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Transaction”). The Transaction valued 100% of Kantar at c.$4.0 billion, equivalent to a calendar 2018 EV/EBITDA multiple of 8.2x based on Kantar’s headline EBITDA (excluding WPP overhead) of £386 million. The equity value after expected completion adjustments was c.$3.7 billion (c.£3.0 billion). WPP may also receive additional consideration in respect of certain contingent liabilities, in the event that such liabilities are lower than estimated. Additionally, WPP may receive certain other payments during the life of its partnership with Bain Capital. The amounts of these payments are dependent on future events and outcomes which are too uncertain to allow meaningful estimation today. Under no circumstances can such contingent liabilities, events and outcomes lead to any reduction or repayment of the consideration received by WPP on completion. On 5 December 2019, WPP completed the Transaction, with respect to approximately 90% of the Kantar business, and proportionate transaction proceeds were received at that time. In 2020, the outstanding completion steps were completed and the remaining transaction proceeds were received. A shareholders’ agreement is also in place to govern the relationship between WPP and Bain Capital, and ensures consistent governance rights for the parties. The boards of the Kantar joint venture companies formed by WPP and Bain Capital have up to six Bain Capital nominated directors and up to two WPP nominated directors. In certain circumstances, in the event of a disposal by Bain Capital of a majority of its interest in Kantar to a third party, it will have the right to require WPP also to transfer all of its securities in Kantar to that third party at the same price;
(x) On 19 May 2020, WPP Finance S.A. issued EUR 750,000,000 2.375% guaranteed senior bonds due 19 May 2027. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a

Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(xi) On 19 May 2020, WPP Finance 2017 issued £250,000,000 3.75% guaranteed senior bonds due 19 May 2032. The bonds are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision;
(xii) On 30 May 2023, WPP Finance S.A. issued EUR 750,000,000 4.125% guaranteed senior bonds due 30 May 2028. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and were constituted by a Trust Deed dated 14 December 2021 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 14 December 2021 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default in the terms and conditions include cross-default; In December 2024, WPP Finance SA repurchased and cancelled EUR 200,000,000 of the 4.125% guaranteed senior bonds due 30 May 2028, leaving EUR 550,000,000 outstanding; and

(xiii) On 12 March 2024, WPP Finance 2013 issued EUR 600,000,000 3.625% guaranteed senior bonds due 12 September 2029 and EUR 650,000,000 4.00% guaranteed senior bonds due 12 September 2033. The bonds are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and were constituted by a Trust Deed dated 1 March 2024 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to bondholders is provided for in an Agency Agreement dated 1 March 2024 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The bonds are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default in the terms and conditions include cross-default. In December 2024, WPP Finance 2013 repurchased and cancelled: (i) EUR 249,388,000 of the EUR 600,000,000 3.625% guaranteed senior bonds due 12 September 2029, leaving EUR 350,612,000 outstanding; and (ii) EUR 150,000,000 of the EUR 650,000,000 4.00% guaranteed senior bonds due 12 September 2033, leaving EUR 500,000,000 outstanding.

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
References in this discussion to WPP Shares include references to WPP ADSs and corresponding references to WPP Shareholders (or holders of WPP ADSs) include references to holders of WPP ADSs, unless indicated otherwise.

United Kingdom, Jersey and the United States taxation
United Kingdom taxation
Tax on dividends
The Company will not be required to withhold UK tax at source from dividend payments it makes. A WPP Shareholder resident outside the UK may be subject to taxation on dividend income under local law. A WPP Shareholder who is not solely resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities (in the UK and any other country) on dividends received from WPP. For the UK tax year that ran from 6 April 2023 to 5 April 2024, UK resident individuals received a Dividend Allowance in the form of a 0% tax rate on the first £1,000 of dividend income received. The Dividend Allowance has been cut to £500 for the UK tax year 6 April 2024 to 5 April 2025.
Taxation of disposals
An individual WPP Shareholder who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five tax years and who disposes of all or part of his WPP Shares during that period may be liable to capital gains tax in respect of any chargeable gain arising from such a disposal on his return to the UK, subject to any available exemptions or reliefs.
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
Jersey taxation
General
The following summary of the anticipated tax treatment in Jersey of WPP and WPP Shareholders and holders of WPP ADSs (other than residents of Jersey) is based on Jersey taxation law as it is understood to apply at the date of this Form 20-F. It does not constitute legal or tax advice. WPP Shareholders of WPP ADSs should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of WPP Shares or WPP ADSs under the laws of the jurisdictions in which they may be liable to taxation. WPP Share Owners or holders of WPP ADSs should be aware that tax rules and practice and their interpretation may change.
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
Upon the death of a WPP Shareholder, a grant of probate or letters of administration will be required to transfer the WPP Shares of the deceased person. However, WPP may (at its discretion) dispense with this requirement where: (a) the deceased person was domiciled outside of Jersey at the time of death; and (b) the value of the deceased’s movable estate in Jersey (including any WPP Shares) does not exceed £10,000.
Upon the death of a WPP Shareholder, where the deceased person was domiciled outside of Jersey at the time of death, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with the deceased person’s personal estate situated in Jersey (including any WPP Shares) if the net value of such personal estate exceeds £10,000.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
The Registrant intends to submit the Annual Report to security holders in electronic format on 28 March 2025, in accordance with the EDGAR Filer Manual.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2024 is estimated to be a net liability of £52 million (£5 million with respect to derivative assets and £57 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.
Interest rate and foreign currency risks
The Company’s interest rate and foreign currency risks management policies are discussed in note 23 to the consolidated financial statements.
The Group's derivative financial instruments and hedge accounting are discussed in note 23 to the consolidated financial statements.
Analysis of fixed and floating rate debt by currency, including the effect of interest rate and cross currency swaps, as at the balance sheet date is provided in note 23 to the consolidated financial statements.
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
Depositary Payments—Fiscal Year 2024
WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2024.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2024. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as at 31 December 2024.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2024. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment of the system of internal control, management concluded that as at 31 December 2024, our internal control over financial reporting was effective.
The Company's internal control over financial reporting as at 31 December 2024 has been audited by PwC, an independent registered public accounting firm, who also audited the Company's consolidated financial statements. Their audit report is presented in Item 18.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The audit committee consisted of Simon Dingemans, Sandrine Dufour, Tom Ilube, and Cindy Rose at 31 December 2024. The Board has determined that Sandrine Dufour is the audit committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans, has recent and relevant financial experience for the purposes of the 2018 UK Corporate Governance Code. The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended.
See the biographies of Simon Dingemans and Sandrine Dufour in Item 6A of this Annual Report on Form 20-F.
ITEM 16B. CODE OF ETHICS
WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct, which is regularly reviewed by the Audit Committee, sets out the principal obligations of all directors, officers and employees. Directors and senior executives throughout the Group are required each year to sign this Code. The WPP Code of Business Conduct is available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2024	2023
	£m	£m
Audit fees[1]	44	40
Audit-related fees[2]	1	1
All other fees[3]	1	1
Tax fees[4]	—	—
	46	42
1Includes fees in respect of the audit of internal control over financial reporting.
2Audit-related fees are in respect of the review of the interim financial information. All audit-related fees were approved by the Audit Committee.
3All other fees include audits for contingent consideration purposes, non-statutory audits and other agreed upon procedures and were approved by the Audit Committee.
4Tax fees comprise tax advisory, planning and compliance services. All tax fees were approved by the Audit Committee.
See note 3 to the consolidated financial statements for more details of auditors’ remuneration for the years ended 31 December 2024, 2023 and 2022.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, PwC, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by PwC subject to an approvals process that is designed appropriately for different categories and values of proposed work. All of the audit and non-audit services carried out in the years ended 31 December 2024 and 2023 were pre-approved under the policies and procedures summarised above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
At the Annual General Meeting of WPP plc on 17 May 2023 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 107,093,734 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 8 May 2024 and was replaced by a new authority to purchase up to a maximum number of 107,483,769 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2025 and 8 August 2025.

	Total number of shares purchased	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
1/1/24 – 31/1/24	—	—	—	104,744,308
1/2/24 – 28/2/24	—	—	—	104,744,308
1/3/24 – 31/3/24	8,141,623	7.04	8,141,623	96,602,685
1/4/24 – 30/4/24	—	—	—	96,602,685
1/5/24 – 31/5/24	—	—	—	96,602,685
1/6/24 – 30/6/24	—	—	—	96,602,685
1/7/24 – 31/7/24	—	—	—	96,602,685
1/8/24 – 31/8/24	—	—	—	96,602,685
1/9/24 – 30/9/24	—	—	—	96,602,685
1/10/24 – 31/10/24	—	—	—	96,602,685
1/11/24 – 30/11/24	2,524,032	8.13	2,524,032	94,078,653
1/12/24 – 31/12/24	—	—	—	94,078,653
Total	10,665,655	7.30	10,665,655

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
The following discussion identifies the principal ways that WPP’s corporate governance practices differ from the requirements of Section 303A of the Listed Company Manual:
•Section 303A.03 requires that non-management directors hold regular executive sessions and that the listed company disclose on its website or in its annual report the name of the director presiding at such sessions. The Company complies with the equivalent domestic requirements set out in the UK Corporate Governance Code (the “Code”), which requires the Chair of the Company to hold meetings with the Non-Executive Directors without executives present (Provision 13 of the Code). The Non-Executive Directors, led by the Senior Independent Director, also meet at least annually without the Chair present to appraise the Chair’s performance, and on other occasions as necessary (Provision 12 of the Code).
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
•Section 303A.08 requires that listed companies obtain shareholder approval before a stock option or purchase plan is established or materially revised or other equity compensation arrangement is made or materially revised pursuant to which stock may be acquired by directors, employees or other service providers of the listed company, subject to certain exceptions. The Company seeks shareholder approval for the adoption or amendment of stock plans or stock purchase plans as required by the Articles of Association of the Company, the UK Listing Rules of the UK Listing Authority (the Listing Rules) and the laws of Jersey.
•Subject to the exceptions permitted in the Listing Rules, this involves seeking shareholder approval to any such plan that falls into either of the following categories (as defined in the Listing Rule 9.3):
(a)an employees’ share scheme if the scheme involves or may involve the issue of new shares or the transfer of treasury shares; and
(b)a long-term incentive plan in which one or more directors of the Company is eligible to participate and to material amendments of that plan to the extent required by the plan’s rules. In this context, it should be noted that the provisions of the rules relating to whether amendments to the plan rules must be approved by shareholders must themselves be drafted to ensure compliance with the Listing Rules.
•Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states how it complies with the principles of the Code and a confirmation that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 6.6.6). In addition, the Company is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. The Company will comply with these requirements in its 2024 Annual Report. The Company therefore does not adopt the elements of the Code as a separate written policy.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an insider trading policy that governs the purchase, sale, and other dispositions of its securities by directors, management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is filed as Exhibit 11 to this Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an important element of WPP’s overall enterprise risk management program. WPP assesses, identifies, and manages cybersecurity risks in a manner designed so that assets, information, systems, devices, and the provision of services to clients can be protected from internal and external cyber threats. WPP seeks to manage this risk while ensuring business resilience.

WPP’s cybersecurity risk management program is designed to protect the confidentiality, integrity, and availability of our critical systems and information. To achieve this, we use a variety of security tools and techniques in order to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents. As foundational components of our cybersecurity risk management program, we have:

a.A Data, Privacy and Security policy that defines our practices and procedures to protect the confidentiality, integrity and availability of the information we handle.
b.Internal and external assurance to assess and test our security controls.
c.A Cyber Security Incident response plan designed to help coordinate our response to, and recovery from, cybersecurity incidents, and includes processes to triage, assess the severity of, escalate, contain, investigate, and remediate incidents, as well as to comply with applicable legal obligations.
d.With respect to third-party vendors, we (i) conduct due diligence on third-party vendors before entering into contracts with them, (ii) include cyber-and other related audit rights in our contracts with them, and (iii) include contractual obligations on them to report security incidents, risk identification, or other security-related issues promptly.
e.A Chief Information Security Officer who is responsible for executing on relevant internal policies and external legislative obligations, identifying appropriate technical and organisational controls to deliver information security in compliance with those requirements in consultation with our Chief Privacy Officer and Global Data Protection Officer who are responsible for advising on legal obligations with regards to personal data privacy.

WPP devotes significant resources to protecting the security of its computer systems, software, networks and other technology assets. WPP's cybersecurity policies, standards and procedures include cyber and data breach response plans, which are periodically reviewed and updated.

We and certain of our third-party service providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We recognise cyberattacks and security incidents as a principal risk for WPP (see page 4). From time to time, we retain certain external parties, including consultants, computer security firms and risk management companies, to assist with enhancing our cybersecurity oversight.

The sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner. However, as of the date of this update, we do not believe there to be any known risks from cybersecurity threats that are reasonably likely to materially affect WPP or its business strategy, results of operations or financial condition.

Cybersecurity Governance and Oversight

The Audit Committee of WPP’s Board of Directors provides direct oversight over cybersecurity risk. The Audit Committee receives and provides feedback on periodic updates from management regarding cybersecurity, and is notified between such updates regarding significant new cybersecurity threats or incidents. Agendas for updates are developed and adjusted throughout the year to adapt to any emerging risks or key topics and include, among other things, training initiatives, the status of projects to strengthen cybersecurity, emerging global policies and regulations, cybersecurity technologies and best practices, remediation plans, mitigation efforts and response plans. The Board of Directors receives regular reports from the Audit Committee, including with respect to cybersecurity.

WPP’s Chief Information Security Officer has a team that is responsible for leading company-wide cybersecurity strategy, policy, standards and processes and works across relevant WPP agencies to assess and prepare WPP and its employees to address cybersecurity risks and respond to cybersecurity incidents. The Chief Information Security Officer has over 20 years of experience in various senior roles concerning information security and cybersecurity.

In an effort to deter and detect cyber threats, WPP periodically provides all employees, including part-time and temporary, with data protection and cybersecurity training, which covers timely and relevant topics, including social engineering, phishing, password protection, confidential data protection, asset use, and educates employees on the importance of reporting all incidents immediately. WPP also uses technology-based tools to mitigate cybersecurity risks and to bolster its employee-based cybersecurity programs.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of WPP plc at 31 December 2024, 2023 and 2022 and for the years ending 31 December 2024, 2023 and 2022 are included in this Annual Report on Form 20-F beginning on page F-4.
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

2.7
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to £400 million (of which £380 million is currently outstanding) 2.875% Notes due September 2046 (incorporated herein by reference to Exhibit 2.14 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2016).

2.8
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to €500  million of 1.375% guaranteed senior bonds due March 2025 (incorporated herein by reference to Exhibit 2.15 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2017).

2.9
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

2.12
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 750 million (of which EUR 550 million is currently outstanding) 4.125% guaranteed senior bonds due 30 May 2028.*

2.13
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 600 million (of which EUR 351 million is currently outstanding) 3.625% guaranteed senior bonds due 12 September 2029.*

Exhibit No.	Exhibit Title
2.14
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 650 million (of which EUR 500 million is currently outstanding) 4.00% guaranteed senior bonds due 12 September 2033.*

2.15
U.S. $2,500,000,000 Revolving Credit Facility Agreement dated 20 February 2024, maturing 20 February 2030; made among WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Lead Arrangers, Bookrunners and Lenders referred to therein

4.1
J. Walter Thompson Company, Inc. Retained Benefit Supplemental Employee Retirement Plan (incorporated herein by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2000).

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

4.10	GroupM Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

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

4.14	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.15	WPP Share Option Plan 2015, amended 5 December 2019.*

4.16
Service Agreement, dated 3  September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2018).

4.17	The WPP plc Stock Plan 2018, amended 9 March 2023.*

4.18
Sale and Purchase Agreement, dated 12  July 2019, as amended, between the Registrant, Summer (BC) Topco S.a r.l., and Summer (BC) UK Bidco Limited (incorporated herein by reference to Exhibit 4.29 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2019, as filed with SEC on 30 April 2020).

Exhibit No.	Exhibit Title
4.19
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

4.20
WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2022, as filed with SEC on 31 March 2023).

8.1	List of subsidiaries.*

11	WPP plc Dealing Code

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.**

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.**

14.1	Consent of Independent Registered Public Accounting Firm - PwC (for WPP plc and subsidiaries).*

14.2	Consent of Independent Registered Public Accounting Firm - Deloitte (for WPP plc and subsidiaries).*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

97	The WPP Compensation Recovery Policy, dated 1 December 2023.*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
 _________________
*    Filed herewith.
**    Furnished herewith.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Joanne Wilson
Joanne Wilson Chief Financial Officer
28 March 2025

Item 18

63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:876)
To the Shareholders and the Board of Directors of WPP plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of WPP plc and its subsidiaries (the “Group”) at 31 December 2024 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year ended 31 December 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting at 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at 31 December 2024 and the results of its operations and its cash flows for the year ended 31 December 2024 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting at 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of goodwill related to the AKQA Group and Landor cash generating units
As described in note 11 to the consolidated financial statements, the group has £7,610m of goodwill at 31 December 2024. The goodwill associated with the AKQA Group and Landor cash generating units (“CGUs”) amounted to £435m and £89m respectively. Goodwill impairment charges of £237m were recognised during the year, of which £158m related to AKQA Group. The carrying values of goodwill are reviewed for impairment annually on 30 September or more frequently if events or changes in circumstances indicate that the asset might be impaired. The recoverable amounts of the AKQA Group and Landor CGUs have been calculated on a fair value less costs of disposal basis and have been determined using a discounted cash flow approach. If the higher of fair value less costs of disposal or value in use did not exceed the carrying value of a CGU, an impairment charge was recorded. Management makes judgements in estimating the fair value less costs of disposal. The assumptions used included forecasted revenue less pass-through costs growth rates, operating margins, long-term growth rates and post-tax discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill related to the AKQA Group and Landor CGUs is a critical audit matter are (i) the significant judgement by management when estimating the recoverable amounts of the AKQA Group and Landor CGUs; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue less pass-through costs growth rates, operating margins, long-term growth rates and post-tax discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of goodwill, including controls over the estimation of the recoverable amounts of the AKQA Group and Landor CGUs. These procedures also included, among others, (i) testing management’s process for estimating the recoverable amounts; (ii) evaluating the appropriateness of the discounted cash flow models used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow models; (iv) evaluating the reasonableness of significant assumptions used by management related to revenue less pass-through costs growth rates, operating margins, long-term growth rates and post-tax discount rates; (v) comparing the earnings multiples implied by the discounted cash flow models to recent acquisitions and peer companies; and (vi) evaluating if there are any additional indicators of impairment at 31 December 2024 by considering full year performance and latest forecasts. Evaluating management’s assumptions related to revenue less pass-through costs growth rates and operating margins involved assessing whether the assumptions used by management were reasonable, considering (i) the current and past performance of the AKQA Group and Landor CGUs; (ii) management’s historical forecasting accuracy; (iii) consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term growth rates and post-tax discount rates.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
28 March 2025
We have served as the Group's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of WPP plc and subsidiaries (the "Company") as of 31 December 2023, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the two years in the period ended 31 December 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2023, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2023 and 2022, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle
As discussed in Note 20 the Company has restated the current and non-current balances of provisions for liabilities and charges for the year ended 31 December 2023.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
/s/Deloitte LLP
London, United Kingdom
21 March 2024 (28 March 2025 as to Note 2 and Note 20 to the financial statements).

We began serving as the Company’s auditor in 2002. In 2024 we became the predecessor auditor.

Consolidated income statement
For the years ended 31 December 2024, 2023, 2022

	Notes	2024		2023		2022
		£m		£m		£m
Revenue	2	14,741		14,845		14,429
Costs of services	3	(12,290)		(12,326)		(11,890)
Gross profit		2,451		2,519		2,539
General and administrative costs	3	(1,126)		(1,988)		(1,181)
Operating profit		1,325		531		1,358
Earnings/(losses) from associates	4	36		70		(60)
Profit before interest and taxation		1,361		601		1,298
Finance and investment income	6	137		127		145
Finance costs	6	(417)		(389)		(359)
Revaluation and retranslation of financial instruments	6	(50)		7		76
Profit before taxation		1,031		346		1,160
Taxation	7	(402)		(149)		(385)
Profit for the year		629		197		775

Attributable to:
Equity holders of the parent		542		110		683
Non-controlling interests		87		87		92
		629		197		775
Earnings per share:
Basic earnings per ordinary share	8	50.3	p	10.3	p	62.2	p
Diluted earnings per ordinary share	8	49.4	p	10.1	p	61.2	p
Note
The accounting policies on pages F-10 to F-20 and the accompanying notes on pages F-21 to F-67 form an integral part of this consolidated income statement.

Consolidated statement of comprehensive income
For the years ended 31 December 2024, 2023, 2022

	2024	2023	2022
	£m	£m	£m
Profit for the year	629	197	775
Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	(72)	(427)	424
(Loss)/gain on net investment hedges	(3)	108	(141)
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(35)	(43)	38
Amounts reclassified to profit or loss	58	44	(38)
Costs of hedging[1]	(8)	—	—
Share of other comprehensive (loss)/income of associates	—	(1)	51
	(60)	(319)	334
Items that will not be reclassified subsequently to profit or loss
Movements on equity investments held at fair value through other comprehensive income	(7)	(3)	(22)
Actuarial gain/(loss) on defined benefit pension plans	3	(9)	16
Deferred tax on defined benefit pension plans	2	2	(7)
	(2)	(10)	(13)
Other comprehensive (loss)/income for the year	(62)	(329)	321
Total comprehensive income/(loss) for the year	567	(132)	1,096

Attributable to:
Equity holders of the parent	482	(196)	988
Non-controlling interests	85	64	108
	567	(132)	1,096
Notes
The accounting policies on pages F-10 to F-20 and the accompanying notes on pages F-21 to F-67 form an integral part of this consolidated statement of comprehensive income.
1During 2024, WPP entered into hedging arrangements for which the foreign currency basis within the hedging instrument was excluded from the hedge designation, and identified as a cost of hedging, as permitted by IFRS.

Consolidated cash flow statement
For the years ended 31 December 2024, 2023, 2022

	Notes	2024	2023	2022
		£m	£m	£m
Net cash inflow from operating activities[1]	9	1,408	1,238	701
Investing activities
Acquisitions[1]	9	(153)	(267)	(236)
Disposals of investments and subsidiaries[2]	9	553	99	38
Proceeds from loans on disposal of subsidiaries	28	93	—	—
Purchases of property, plant and equipment		(189)	(177)	(209)
Purchases of intangible assets		(47)	(40)	(15)
Proceeds on disposal of property, plant and equipment		21	5	13
Net cash inflow/(outflow) from investing activities		278	(380)	(409)
Financing activities
Principal elements of lease payments		(282)	(259)	(310)
Share option proceeds		2	1	1
Cash consideration received from non-controlling interests	9	—	46	—
Cash consideration for purchase of non-controlling interests	9	(87)	(16)	(84)
Share repurchases and buy-backs	9	(82)	(54)	(862)
Proceeds from borrowings		1,060	1,053	—
Repayment of borrowings		(1,087)	(1,102)	(221)
Repayment of borrowing related derivatives[3]		(14)	(46)	—
Financing and share issue costs		(7)	(3)	—
Equity dividends paid		(425)	(423)	(365)
Dividends paid to non-controlling interests in subsidiary undertakings		(67)	(101)	(70)
Net cash outflow from financing activities		(989)	(904)	(1,911)
Net increase/(decrease) in cash and cash equivalents		697	(46)	(1,619)
Foreign exchange translation of cash and cash equivalents		(90)	(80)	64
Cash and cash equivalents at beginning of year		1,860	1,986	3,541
Cash and cash equivalents at end of year	18	2,467	1,860	1,986
Notes
The accounting policies on pages F-10 to F-20 and the accompanying notes on pages F-21 to F-67 form an integral part of this consolidated cash flow statement.
1Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities.
2Disposals of investments and subsidiaries represents consideration received less cash and cash equivalents disposed.
3Repayment of borrowing related derivatives was previously presented within Repayment of borrowings.

Consolidated balance sheet
At 31 December 2024, 2023

	Notes	2024	2023
		£m	£m
Non-current assets
Goodwill	11	7,610	8,389
Other intangible assets	11	737	850
Property, plant and equipment	12	909	828
Right-of-use assets	10	1,385	1,382
Interests in associates	13	253	287
Other investments	13	398	333
Deferred tax assets	14	323	324
Corporate income tax recoverable		59	77
Trade and other receivables	15	174	209
		11,848	12,679
Current assets
Corporate income tax recoverable		113	115
Trade and other receivables	15	7,722	8,460
Accrued income and unbilled media		3,188	3,151
Cash and cash equivalents	18	2,638	2,218
		13,661	13,944
Current liabilities
Trade and other payables	16	(13,056)	(13,323)
Deferred income and customer advances		(1,160)	(1,319)
Corporate income tax payable		(333)	(370)
Lease liabilities	10	(240)	(292)
Borrowings	19	(584)	(946)
Provisions for liabilities and charges[1]	20	(143)	(55)
		(15,516)	(16,305)
Net current liabilities		(1,855)	(2,361)

Non-current liabilities
Borrowings	19	(3,744)	(3,775)
Trade and other payables	17	(229)	(283)
Deferred tax liabilities	14	(142)	(179)
Employee benefit obligations	22	(132)	(136)
Provisions for liabilities and charges[1]	20	(232)	(250)
Lease liabilities	10	(1,780)	(1,862)
		(6,259)	(6,485)
Net assets		3,734	3,833

Equity
Called-up share capital	24	109	114
Share premium account		579	577
Other reserves	25	151	187
Own shares		(191)	(990)
Retained earnings		2,827	3,488
Equity shareholders’ funds		3,475	3,376
Non-controlling interests		259	457
Total equity		3,734	3,833
Notes
The accounting policies on pages F-10 to F-20 and the accompanying notes on pages F-21 to F-67 form an integral part of this consolidated balance sheet..
1 Current provisions for liabilities and charges, which were not material, were previously presented within Non-current provisions for liabilities and charges and have been restated. See note 20.

Consolidated statement of changes in equity
For the years ended 31 December 2024, 2023, 2022

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2022	122	575	(336)	(1,112)	4,366	3,615	453	4,068
Profit for the year	—	—	—	—	683	683	92	775
Other comprehensive income	—	—	299	—	6	305	16	321
Total comprehensive income	—	—	299	—	689	988	108	1,096
Dividends paid	—	—	—	—	(365)	(365)	(70)	(435)
Ordinary shares issued	—	1	—	—	—	1	—	1
Share cancellations	(8)	—	8	—	(807)	(807)	—	(807)
Non-cash share-based incentive plans (including share options)	—	—	—	—	122	122	—	122
Tax on share-based payments	—	—	—	—	(9)	(9)	—	(9)
Net movement in own shares held by ESOP Trusts	—	—	—	58	(113)	(55)	—	(55)
Net derecognition of liabilities in respect of put options	—	—	102	—	(40)	62	—	62
Share purchases - close period commitments[2]	—	—	212	—	—	212	—	212
Net movement in non-controlling interests[3]	—	—	—	—	(83)	(83)	(12)	(95)
Total transactions with owners	(8)	1	322	58	(1,295)	(922)	(82)	(1,004)

Balance at 31 December 2022	114	576	285	(1,054)	3,760	3,681	479	4,160

Profit for the year	—	—	—	—	110	110	87	197
Other comprehensive loss	—	—	(296)	—	(10)	(306)	(23)	(329)
Total comprehensive (loss)/income	—	—	(296)	—	100	(196)	64	(132)
Dividends paid	—	—	—	—	(423)	(423)	(101)	(524)
Ordinary shares issued	—	1	—	—	—	1	—	1
Treasury shares used for share option schemes	—	—	—	55	(55)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	140	140	—	140
Tax on share-based payments	—	—	—	—	2	2	—	2
Net movement in own shares held by ESOP Trusts	—	—	—	9	(63)	(54)	—	(54)
Net derecognition of liabilities in respect of put options[4]	—	—	198	—	30	228	—	228
Net movement in non-controlling interests[3]	—	—	—	—	(3)	(3)	15	12
Total transactions with owners	—	1	198	64	(372)	(109)	(86)	(195)

Balance at 31 December 2023	114	577	187	(990)	3,488	3,376	457	3,833

Profit for the year	—	—	—	—	542	542	87	629
Other comprehensive loss	—	—	(58)	—	(2)	(60)	(2)	(62)
Total comprehensive income/(loss)	—	—	(58)	—	540	482	85	567
Dividends paid	—	—	—	—	(425)	(425)	(67)	(492)
Ordinary shares issued	—	2	—	—	—	2	—	2
Share cancellations[5]	(5)	—	5	743	(743)	—	—	—
Treasury shares used for share option schemes	—	—	—	57	(57)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	81	81	—	81
Tax on share-based payments	—	—	—	—	1	1	—	1
Net movement in own shares held by ESOP Trusts	—	—	(8)	(1)	(73)	(82)	—	(82)
Net derecognition of liabilities in respect of put options	—	—	25	—	17	42	—	42
Net movement in non-controlling interests[3]	—	—	—	—	(2)	(2)	(216)	(218)
Total transactions with owners	(5)	2	22	799	(1,201)	(383)	(283)	(666)
Balance at 31 December 2024	109	579	151	(191)	2,827	3,475	259	3,734

Consolidated statement of changes in equity (continued)
Notes
The accounting policies on pages F-10 to F-20 and the accompanying notes on pages F-21 to F-67 form an integral part of this consolidated statement of changes in equity.

1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £354 million at 31 December 2024 (2023: £347 million, 2022: £344 million).
2During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
3Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries, recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries, including FGS Global.
4During 2023, WPP sold a portion of its ownership of FGS Global to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised.
5In December 2024, WPP cancelled 50,367,570 treasury shares.

Notes to the consolidated financial statements
2024 Financial Statements
Accounting policies

Basis of preparation
The consolidated financial statements of WPP plc (the Company) and its subsidiaries (together the Group) for the year ended 31 December 2024 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group for the year ended 31 December 2024.

The Group consolidated financial statements of WPP plc, a company registered in Jersey, for the year ended 31 December 2024 are filed with the Company’s registrar in Jersey.

The Group consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for the revaluation of certain financial instruments and defined benefit pension plans.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all the years presented.

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 28 March 2025.

Basis of consolidation
The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Subsidiary undertakings are those entities controlled by the Group. Control exists where the Group is exposed to, or has the rights to variable returns from its involvement with, the investee and has the ability to use its power over the investee to affect its returns. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal, accordingly. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group.

Going Concern
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the consolidated financial statements and the notes to the consolidated financial statements. The notes also include the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

The Group consolidated financial statements have been prepared on the going concern basis. In performing its going concern assessment, the Group’s forecasts and projections have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to quantify the level of revenue less pass-through costs declines compared to 2024 required to utilise all of the Group’s liquidity headroom, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity and be able to meet its liabilities as they fall due and for a period of at least 12 months from the date the consolidated financial statements are signed.

The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least 12 months from the date the consolidated financial statements are signed. Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Notes to the consolidated financial statements (continued)
New IFRS accounting pronouncements
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2024:

– Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

– Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)

– Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and are not expected to significantly affect future periods.

At the date of authorisation of these consolidated financial statements, the following standards or amendments to standards, which have not been applied in these consolidated financial statements, were in issue but not yet effective:

–IFRS 18 “Presentation and Disclosure in Financial Statements” was published on 9 May 2024 and is effective for periods beginning on or after 1 January 2027. The standard replaces IAS 1 and is the new standard on presentation and disclosure in financial statements, with a focus on updates to the consolidated income statement. The key new concepts introduced in IFRS 18 relate to the structure of the consolidated income statement, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures), and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The impact of the standard on the Group is currently being assessed and it is not yet practicable to quantify the effect of IFRS 18 on these consolidated financial statements.

–IFRS 19 “Subsidiaries without Public Accountability Disclosures” was published on 9 May 2024 and is effective for periods beginning on or after 1 January 2027. It is a voluntary IFRS Accounting Standard that eligible subsidiaries can apply when preparing their own consolidated, separate or individual financial statements. These subsidiaries will continue to apply the recognition, measurement and presentation requirements in other IFRS Accounting Standards, but they can replace the disclosure requirements in those standards with reduced disclosure requirements. As the standard applies to the Group’s subsidiaries, no impact of IFRS 19 is expected on these consolidated financial statements.

–Lack of Exchangeability (Amendments to IAS 21) and Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The Group is currently assessing the impact of the amendments to standards in issue but not yet effective.

Business Combinations
The Group accounts for acquisitions in accordance with IFRS 3 Business Combinations, which requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. Where the measurement of the fair value of identifiable net assets acquired is incomplete at the end of the reporting period in which the combination occurs, the Group will report provisional fair values. Final fair values are determined within a year of the acquisition date and retrospectively applied.

Acquisition-related costs are expensed as incurred.

The results of the subsidiaries and businesses acquired are included in the consolidated financial statements from their acquisition date.
Goodwill and other intangible assets
Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised software.

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognised. Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

Notes to the consolidated financial statements (continued)

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate a potential impairment.

Certain corporate brands of the Group are considered to have an indefinite economic life. This is based on their long-established history of market leadership and profitability, combined with the Group's ongoing commitment to further develop and enhance their value.

Definite life intangible assets are amortised over their useful life. Amortisation is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:
•brand names (with finite lives) – 10-20 years;
•customer-related intangibles – 3-13 years;
•other proprietary tools – 3-10 years;
•other (including capitalised software) – 3-5 years.
For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level which management monitors the business. An impairment loss is recognised if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows - derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognised immediately as an expense and is not subsequently reversed. For assets excluding goodwill, an assessment is made at reporting period end to determine whether there is any indication that previously recognised impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognised. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortisation) if no impairment loss had been recognised.

Contingent consideration
Contingent consideration liabilities in relation to business combinations, where the related payments are not dependent on future employment, are initially recorded at fair value based on the present value of the expected cash outflows of the obligations.

During the 12 months following acquisition, adjustments to goodwill are made to reflect any revisions to fair value measurements that, had they been known at the acquisition date, would have affected the provisional amounts recognised. After 12 months, these liabilities are re-measured to fair value at each balance sheet date, with the changes in fair value recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

Property, plant and equipment
Property, plant and equipment is recorded at cost less accumulated depreciation and any provision for impairment. Property, plant and equipment is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Property, plant and equipment impairment charges also form part of the property-related restructuring costs described in note 3 and are derived by applying the method described in the Leases accounting policy. Depreciation, with the exception of freehold land which is not depreciated, is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:
•freehold buildings – 50 years;
•leasehold land and buildings – shorter of the term of the lease and life of the asset
•fixtures, fittings and equipment – 3-10 years;
•computer equipment – 3-5 years.

Notes to the consolidated financial statements (continued)
Interests in associates and joint ventures
An associate is an entity over which the Group has significant influence. In certain circumstances, significant influence may be represented by factors other than ownership and voting rights, such as representation on the Board of Directors.

Investments in associates are accounted for using the equity method. Interests in associates are stated in the consolidated balance sheet at cost, adjusted for the Group’s share of the profits and losses after tax of associate undertakings, which is included in the consolidated income statement. The Group’s share of the amounts recognised in the income statement and other comprehensive income is based on financial information produced by each associate undertaking, adjusted to align with the accounting policies of the Group.

When the Group’s share of losses exceeds its interest in an associate, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not previously recognised.

Investments are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An investment’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

The Group accounts for joint venture investments under the equity method, which is consistent with the Group’s treatment of associates.
Financial assets
Financial assets are measured at amortised cost, fair value through other comprehensive income (FVTOCI) or fair value through profit or loss (FVTPL). The measurement basis is determined by reference to both the business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

For financial assets other than trade receivables, unbilled costs, accrued income and unbilled media, a 12 month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off. ECL is recognised in the consolidated income statement on financial assets measured at amortised cost and at fair value through other comprehensive income.
Other investments
Other investments include certain non-current equity investments which are measured at fair value through profit or loss unless an election is made on an investment-by-investment basis to recognise fair value gains and losses in other comprehensive income.

The Group generally elects to classify equity investments as fair value through other comprehensive income where the Group forms a strategic partnership with the investee. If the Group makes an irrevocable election at initial recognition for certain equity investments to be classified as fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment. On derecognition of the equity investment, gains and losses that have been deferred in other comprehensive income are transferred directly to retained earnings.
Accrued income and unbilled media
Accrued income and unbilled media is a receivable within the scope of IFRS 9 Financial Instruments if the right to consideration is unconditional and is recognised when a performance obligation has been satisfied but has not yet been billed. This includes amounts in relation to media costs where the Group acts as an agent under IFRS 15 Revenue from Contracts with Customers. Accrued income and unbilled media is transferred to trade receivables once the right to consideration is billed per the terms of the contractual agreement.
Deferred income and customer advances
In certain cases, payments are received from customers or amounts are billed with an unconditional right to receive consideration prior to satisfaction of performance obligations and are recognised as deferred income and customer advances. Deferred income and customer advances is principally pass-through in nature, relating to advance billings to customers in accordance with the terms of the client contracts, primarily for the reimbursement of third-party costs.

Notes to the consolidated financial statements (continued)
Trade receivables and unbilled costs
Trade receivables are measured at amortised cost using the effective interest method, net of expected credit losses.

Unbilled costs include outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15 Revenue from Contracts with Customers.

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 Financial Instruments. This has been applied to trade receivables, unbilled costs, accrued income and unbilled media. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. The Group also considers forward-looking information. The Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss.

Given the short-term nature of the Group’s trade receivables, unbilled costs, accrued income and unbilled media, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk.

Trade receivables are written off when there is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery. Receivables written off are still subject to enforcement activity and pursued by the Group.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and deposits and money market funds that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. Cash and cash equivalents are measured at amortised cost, except for investments in money market funds which are held at fair value through profit and loss.

For cash flow statement presentation purposes, the Group's overdrafts are included in cash and cash equivalents where they are repayable on demand, are components of the Group's centralised treasury strategy employed across the Group and form an integral part of the Group's cash management. Bank overdrafts are included within short-term borrowings in the balance sheet.
Borrowings
Interest-bearing borrowings are initially recorded at fair value less, where permitted by IFRS 9, any directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the proceeds net of transaction costs and the amount due on settlement or redemption recognised in the consolidated income statement over the term of the borrowing. Borrowings identified as a hedged item in a designated fair value hedge relationship are carried on the consolidated balance sheet at fair value, with gains or losses recognised in the consolidated income statement in accordance with the Group's hedge accounting policy.

Cash flows relating to interest are presented within operating cash flows. Proceeds and repayment of principal amounts are presented within financing cash flows and are presented gross, except for borrowings with maturities of less than three months, which are presented net.

Derivative financial instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The principal derivative instruments used by the Group are foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps. The Group does not hold or issue derivative financial instruments for trading or speculative purposes.

Derivative financial assets and liabilities, including derivatives embedded in host contracts which have been separated from the host contract, are initially measured at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet reporting date. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Hedge accounting
Derivatives designated as hedging instruments are classified at inception of the hedge relationship as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognised in other comprehensive income to the extent that the hedges are effective and accumulated in the cash flow hedge reserve. Ineffective portions of derivatives designated as cash flow hedges are recognised in the income statement immediately. Amounts deferred in the cash flow hedge

Notes to the consolidated financial statements (continued)
reserve are reclassified to the income statement when the hedged item affects profit or loss, or if the hedged forecast transaction is to purchase a non-financial asset, the amount deferred in the cash flow hedge reserve is transferred directly from equity and included in the carrying value of the non-financial asset when it is recognised.

Changes in the fair value of those hedging instruments designated as net investment hedges are recognised in other comprehensive income to the extent that the hedges are effective. Ineffective portions are recognised in the income statement immediately. Gains and losses accumulated in the foreign currency translation reserve are recycled to the income statement when the foreign operation is disposed of.

Changes in the fair value of derivatives designated as fair value hedges are recorded in the consolidated income statement, together with the changes in the fair value of the hedged asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. This discontinuation can also apply to part of a hedging relationship.
Liabilities in respect of option agreements
Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are initially recorded in the consolidated balance sheet at the present value of the redemption amount in accordance with IAS 32 Financial Instruments: Presentation. On initial recognition, the corresponding amount is recognised against the equity reserve; this amount is subsequently reversed on derecognition, either through exercise or expiration through non-exercise of the option agreement.

Subsequent to initial recognition the financial liability is measured at amortised cost in accordance with IFRS 9 Financial Instruments. Changes in the measurement of the financial liability due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recorded in the consolidated income statement within revaluation and retranslation of financial instruments.
Derecognition of financial assets and liabilities
Financial assets are derecognised when (a) the contractual rights to the cash flows from the asset expire or are settled, or (b) substantially all the risks and rewards of the ownership of the asset are transferred to another party, or (c) control of the asset has been transferred to another party who has the practical ability to unilaterally sell the asset to an unrelated third party without imposing additional restrictions.

Financial liabilities are derecognised when the liability is extinguished, that is when the contractual obligation is discharged, cancelled or expires.

Borrowing costs
Finance costs of borrowing that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. All other borrowing costs are recognised in the consolidated income statement as an expense in the period in which they are incurred.
Revenue recognition
The Group offers national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Certain contracts involve multiple agencies offering different services in different countries. As such, the terms of local, regional and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short term in nature and tend to be cancellable by either party with 90 days' notice. The Group is generally entitled to payment for work performed to date.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. Pass-through costs includes media costs where the Group is buying media for its own account on a transparent opt-in basis. As a result, the subsequent media pass-through costs are recorded as Group principal revenue, with a corresponding pass-through cost recorded. As the contracts are generally short term in nature, the Group has applied the practical expedient permitted by IFRS 15 to expense costs to obtain a contract as incurred and to not adjust consideration for the effects of a significant financing component, where applicable.

In most instances, promised services in a contract are not considered distinct or they represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of

Notes to the consolidated financial statements (continued)
the contract, and are therefore accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices. The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Revenue is recognised when a performance obligation is satisfied in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over time as services are rendered. Revenue recognised over time is based on the proportion of the level of service performed for each performance obligation, measured using either an input method or an output method, depending on the particular arrangement.

For most fee arrangements, costs incurred are used as an objective input measure of performance as the primary input of substantially all work performed under these arrangements is labour and there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances relevant output measures, such as the achievement of any project milestones stipulated in the contract, are used to assess proportional performance.

For retainer arrangements there is a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to specific input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether the Group acts as an agent or as a principal. Certain arrangements with clients are such that the Group's responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases, the Group acts as an agent as there is no control of the relevant good or service before it is transferred to the client. When the Group acts as an agent, the revenue recorded is the net amount retained. When acting as an agent, costs incurred with external suppliers (such as production costs and media suppliers) before the client is billed are excluded from revenue and recorded as unbilled balance sheet costs. Once billed to the client, these costs are recorded as part of the agent net revenue recorded.

The Group acts as principal when there is control of the specified good or service prior to transfer. When the Group acts as a principal, such as when supplying in-house production services, events and branding, the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised within the gross amount billed with a corresponding amount recorded as an expense.

Further details on revenue recognition are detailed by reporting segment below.
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

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount or expected value method, as deemed appropriate, and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised once the related uncertainty is resolved. The Group recognises incentive revenue as the related performance obligation or obligations are satisfied depending on the specific contractual terms.
Public Relations and Specialist Agencies
Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over time, in accordance with the terms of the contractual arrangement.
Taxation
Corporate income taxes payable is recognised as an expense based on taxable profits arising in the period, and the applicable tax law in each jurisdiction. The total tax expense represents the sum of both current and deferred taxes.

Notes to the consolidated financial statements (continued)
The Group is subject to corporate income taxes in a number of different jurisdictions and judgement is required to interpret local tax laws. In such circumstances, the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and able to be estimated. Any interest and penalties accrued are included in finance costs and general and administrative costs respectively in the consolidated income statement and included in trade and other payables on the consolidated balance sheet. Where changes arise, as a result of new information or an agreed final outcome, these may impact the income tax and deferred tax provisions, and therefore total tax expense in the period in which those changes have arisen.

Local tax laws that apply to the Group’s subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments may be required to the Group’s tax assets and liabilities should those changes be enacted or substantively enacted by the balance sheet date.

Corporate income taxes payable is based on taxable profit for the year. Taxable profit differs from profit before tax reported in the Group’s consolidated income statement (determined under IFRS) because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

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

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities, in a transaction that is not a business combination and which affects neither the taxable profit nor the accounting profit.

The carrying amounts of deferred tax assets are reviewed at each balance sheet date. Where it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered, the carrying value of the applicable deferred tax asset may be reduced. Where expectations of taxable profits improve, the carrying value of the applicable deferred tax asset may be increased.

Deferred tax assets and liabilities are offset where permitted, when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is calculated using the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised, based on enacted or substantively enacted legislation.

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.
Retirement benefit costs
The Group accounts for retirement benefit costs in accordance with IAS 19 Employee Benefits.

For defined contribution plans, contributions are charged to the consolidated income statement on an accruals basis.

For defined benefit plans the amounts charged to staff costs within operating profit are the current service costs, past service costs, administrative expenses and gains and losses on settlements and curtailments. Past service costs are recognised immediately in the consolidated income statement when the related plan amendment or curtailment occurs. Net interest income or expense is calculated by applying the discount rate to the recognised overall surplus or deficit in the plan.

Notes to the consolidated financial statements (continued)

Actuarial gains and losses are recognised in other comprehensive income.

Where defined benefit plans are funded, the assets of the plan are held in independently managed funds separately from those of the Group. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

Recognition of a surplus in a defined benefit plan is limited based on the economic gain the Group is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19.

Provisions for liabilities and charges
Provisions comprise liabilities where there is uncertainty about the amount or timing of settlement. Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required and the amount can be reliably estimated, with such estimation using either the most likely or expected value method depending on which method best estimates the uncertainty.Whilst the Group has factored in all known facts and circumstances, initial estimations for provisions may change based on the receipt of new information and final amount of the relevant charges may differ from the provision recognised.

Contingent liabilities
Contingent liabilities are possible obligations arising from past events whose existence will only be confirmed by future events not wholly within the control of the Group, or present obligations where it is not probable that an outflow of resources will be required or the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognised in the consolidated financial statements but are disclosed, if material, unless the possibility of an outflow of economic resources is considered remote.
Leases
The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative standalone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and restoration provisions, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option, and periods covered by an option to terminate if the Group is reasonably certain to not exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. Lease payments included in the initial measurement of lease liabilities comprise fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate as at the commencement date, amounts expected to be payable under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the consolidated income statement.

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and exemption for leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term.

Notes to the consolidated financial statements (continued)

The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of-use asset as a stand-alone asset for impairment when it either meets the definition of investment property which generates independent cash flows or it is vacant with minimal to no continued operational utility for the Group. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.

Translation of foreign currencies
Foreign currency transactions are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of foreign subsidiary undertakings, and goodwill and fair value adjustments arising on the acquisition of a foreign entity, with functional currencies other than pounds sterling, are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

Exchange differences arising from retranslation of foreign subsidiary undertakings and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income.
Hyperinflation in Argentina and Turkey
The economies in Argentina and Turkey were designated as hyperinflationary from 2018 and 2022, respectively, and the Group has applied IAS 29 Financial Reporting in Hyperinflationary Economies to its operations in Argentina and Turkey since these dates. The functional currencies for these operations are Argentinian pesos (ARP) and Turkish lira (YTL).

In applying IAS 29, the ARP and the YTL non-monetary assets and liability balances, held at historical cost, and results for the relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date based on consumer prices indices (CPI) issued by the National Institute of Statistics and Censuses (INDEC) and the Turkish Statistical Institute, respectively. The respective indices have risen by 118% and 44% (2023: 211% and 65%) during the financial year. The revalued balances are translated to GBP at the reporting date exchange rate in line with IAS 21 The Effects of Changes in Foreign Exchange Rates.

The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within other income. The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are deemed to meet the definition of 'exchange differences'.
Share-based payments
The Group issues equity-settled share-based payments, including share options, to certain employees and accounts for these awards in accordance with IFRS 2 Share-based Payment. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in note 21.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period with a corresponding increase in equity, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

Non-controlling interests
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within 'Financing activities' in the cash flow statement.

Notes to the consolidated financial statements (continued)
Climate change considerations
In preparing these consolidated financial statements, and in accordance with the UK Listing Rule UKLR 6.6.6(8) and The UK Companies Regulations 2022, 414CB (2a), the potential impacts of climate change risks have been considered. This primarily focused on the impairment assessments for goodwill and intangible assets with indefinite useful lives; the carrying value and estimated useful life of intangible assets, property, plant and equipment and right-of-use assets; the measurement of deferred tax assets and provisions, including post-employment benefits; and the going concern period and viability of the Group over the next three years. There has been no material impact on the consolidated financial statements for the years ended 31 December 2024, 2023 and 2022. The potential implications of climate change risks on the consolidated financial statements will continue to be monitored and assessed in future periods.
Critical judgements and estimation uncertainty in applying accounting policies
Management is required to make key decisions and judgements whilst acknowledging there is estimation uncertainty in the process of applying the Group’s accounting policies. These estimates and judgements are reviewed on an ongoing basis. Where judgement has been applied or estimation uncertainty exists, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these consolidated financial statements.
The most significant area of estimation uncertainty is:
Goodwill: the key areas of uncertainty in estimating the fair value less costs to dispose of AKQA Group's recoverable value are the forecasted revenue less pass-through costs and operating margin. Further details of AKQA Group's key estimates and related sensitivities are included in note 11.

Notes to the consolidated financial statements

1. General information
WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information
The Group is a worldwide creative transformation organisation offering national and multinational clients a comprehensive range of communications, experience, commerce and technology services. Substantially all of the Group’s revenue is from contracts with customers.
Reportable segments
The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as used internally for the review of performance and allocation of resources by the Group’s Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these operating segments into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, which includes the aggregation of certain operating segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

Reported contributions were as follows:

	2024	2023[1]	2022[1]
	£m	£m	£m
Revenue[2]
Global Integrated Agencies	12,562	12,532	12,133
Public Relations	1,156	1,262	1,233
Specialist Agencies	1,023	1,051	1,063
	14,741	14,845	14,429
Revenue less pass-through costs[2,3]
Global Integrated Agencies	9,384	9,751	9,684
Public Relations	1,089	1,180	1,161
Specialist Agencies	886	929	955

Headline operating profit[2,4]
Global Integrated Agencies	1,482	1,480	1,427
Public Relations	166	191	192
Specialist Agencies	59	79	123
	1,707	1,750	1,742

Adjusting items within IFRS operating profit[4]	(382)	(1,219)	(384)
Financing items[5]	(330)	(255)	(138)
Earnings/(losses) from associates	36	70	(60)
Reported profit before tax	1,031	346	1,160
Notes
1During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by
IFRS 8, the prior year comparatives have been restated.
2Intersegment transactions have not been separately disclosed as they are not material.
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of these pass-through costs.
4Headline operating profit is defined on page 22. A reconciliation from reported profit before tax to headline operating profit is provided in note 30.
5Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)

Other information	Staff costs	Depreciation and amortisation[2]	Goodwill impairment[3]
	£m	£m	£m
2024
Global Integrated Agencies	6,330	327	158
Public Relations	761	35	12
Specialist Agencies	670	39	67
	7,761	401	237
2023[1]
Global Integrated Agencies	6,491	361	40
Public Relations	821	40	—
Specialist Agencies	825	46	23
	8,137	447	63
2022[1]
Global Integrated Agencies	6,530	370	—
Public Relations	815	37	4
Specialist Agencies	821	44	34
	8,166	451	38
Notes
1During the year ended 31 December 2024, the Group reallocated a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by IFRS 8, the prior year comparatives have been restated.
2Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets.
3Goodwill impairment is excluded from headline earnings.

Contributions by geographical area were as follows:

	2024	2023	2022
	£m	£m	£m
Revenue[1]
North America[2]	5,567	5,528	5,550
United Kingdom	2,185	2,155	2,004
Western Continental Europe	3,013	3,037	2,876
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,976	4,125	3,999
	14,741	14,845	14,429
Revenue less pass-through costs[1,3]
North America[2]	4,394	4,556	4,688
United Kingdom	1,588	1,626	1,537
Western Continental Europe	2,375	2,411	2,319
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,002	3,267	3,256

Headline operating profit[1,4]
North America[2]	825	834	771
United Kingdom	237	215	187
Western Continental Europe	259	258	301
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	386	443	483
	1,707	1,750	1,742

Adjusting items within IFRS operating profit[4]	(382)	(1,219)	(384)
Financing items[5]	(330)	(255)	(138)
Earnings/(losses) from associates	36	70	(60)
Reported profit before tax[4]	1,031	346	1,160
Notes
1Interregional transactions have not been separately disclosed as they are not material.

Notes to the consolidated financial statements (continued)
2. Segment information (continued)
2North America includes the United States with revenue of £5,203 million (2023: £5,187 million, 2022: £5,231 million), revenue less pass-through costs of £4,115 million (2023: £4,271 million, 2022: £4,402 million) and headline operating profit of £766 million (2023: £785 million, 2022: £726 million).
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 3 to the consolidated financial statements for more details of these pass-through costs.
4Headline operating profit is defined on page 22. A reconciliation from reported profit before tax to headline operating profit is provided in note 30.
5Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments.

	2024	2023
	£m	£m
Non-current assets[1]
North America[2]	4,736	5,218
United Kingdom	1,666	1,670
Western Continental Europe	2,512	2,696
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,607	2,739
	11,521	12,323
Notes
1Non-current assets excluding financial derivatives and deferred tax assets.
2North America includes the United States with non-current assets of £4,427 million (2023: £5,114 million).

3. Costs of services and general and administrative costs

	2024	2023	2022
	£m	£m	£m
Costs of services	12,290	12,326	11,890
General and administrative costs	1,126	1,988	1,181
	13,416	14,314	13,071
Costs of services and general and administrative costs include:

	2024	2023	2022
	£m	£m	£m
Staff costs (note 5)	7,761	8,137	8,166
Establishment costs	472	516	536
Media pass-through costs	2,523	2,174	1,906
Other costs of services and general and administrative costs[1]	2,660	3,487	2,463
	13,416	14,314	13,071
Note
1Other costs of services and general and administrative costs include £859 million (2023: £811 million, 2022: £724 million) of other pass-through costs.
Other costs of services and general and administrative costs include the following significant items:

	2024	2023	2022
	£m	£m	£m
Goodwill impairment (note 11)	237	63	38
Amortisation and impairment of acquired intangible assets	93	728	62
Other impairment charges	26	18	77
Restructuring and transformation costs	251	196	219
Property-related restructuring costs	26	232	18
(Gains)/losses on disposal of investments and subsidiaries	(322)	(7)	36
Legal provision charges/(gains)	68	(11)	—

Notes to the consolidated financial statements (continued)
3. Costs of services and general and administrative costs (continued)
Amortisation and impairment of acquired intangible assets of £93 million (2023: £728 million, 2022: £62 million) includes accelerated amortisation charges of £20 million (2023: £650 million, 2022: £1 million) in relation to certain brands that no longer have an indefinite useful life due to the creation of Burson. The 2023 charge of £728 million includes £650 million of accelerated amortisation charges, predominately due to the creation of VML in the fourth quarter of 2023.
Other impairment charges of £26 million (2023: £18 million, 2022: £77 million) primarily relate to the impairment of associates. The 2022 charge of £77 million included a £29 million impairment of capitalised configuration and customisation costs related to software development projects.
Restructuring and transformation costs of £251 million (2023: £196 million, 2022: £219 million) include £90 million (2023: £113 million, 2022: £134 million) in relation to the Group’s IT transformation programme. These IT costs include costs of £56 million (2023: £52 million, 2022: £97 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £29 million (2023: £38 million, 2022: nil) related to an IT-transition programme to move to a multi-vendor environment.

Restructuring and transformation costs also include £144 million (2023: £73 million, 2022: £70 million) of costs related to the continuing transformation plan, including the creation of VML and Burson, and simplification of GroupM. The prior year costs includes restructuring actions at under-performing businesses, aimed to reduce ongoing costs and simplify operational structures. Also included within restructuring and transformation costs is £17 million (2023: £10 million, 2022: £15 million) of ongoing property costs, related to property impairments the Group recognised in prior years in response to the COVID-19 pandemic.

Property-related restructuring costs of £26 million (2023: £232 million, 2022: £18 million) includes £23 million (2023: nil, 2022:nil) of on-going property costs related to property impairments recognised in the prior year as part of the Group’s property requirements review. The impairment charges included within property-related costs include £1 million (2023: £129 million, 2022: £18 million) in relation to right-of-use assets and £2 million (2023: £56 million, 2022: nil) of related property, plant and equipment.

Gains on disposal of investment and subsidiaries of £322 million (2023:£7 million, 2022: loss of £36 million) predominately represents the gain on disposal of FGS Global of £275 million (refer to note 28).

Legal provision charges of £68 million (2023:£11 million gain, 2022: nil) have been recognised, with the provision at 31 December 2024 representing management's best estimate of its obligation in relation to certain on-going legal proceedings and claims.

Auditors’ remuneration:

	2024	2023	2022
	£m	£m	£m
Fees payable to the Company’s auditors for the audit of the Company and Group’s annual accounts	18	10	8
Fees payable for the audit of the Company’s subsidiaries	26	30	29
Fees payable to the auditors pursuant to legislation[1]	44	40	37
Audit-related assurance services[1,2]	1	1	—
Other assurance services - PwC	—	—	—
Other assurance services - Deloitte	1	1	1
Tax compliance services	—	—	—
Total other fees	2	2	1
Total fees	46	42	38
Notes
1Includes fees in respect of the audit of internal control over financial reporting. With effect from 2024, following a competitive tender process, PricewaterhouseCoopers LLP (PwC) was appointed as auditor of the Company, replacing Deloitte LLP (Deloitte). Fees payable for the audit of the Company and Group's annual accounts, the audit of the Company's subsidiaries, and audit-related services during the year ended 31 December 2024 relate to PwC and for the years ended 31 December 2023 and 31 December 2022 to Deloitte.
2Audit-related assurance services are predominantly in respect of the review of the interim financial information.

4. Earnings/(losses) from associates

	2024	2023	2022
	£m	£m	£m
Share of profits/(losses) of associates (note 13)	34	25	(60)
Dividends received from nil carrying value associates	2	45	—
Earnings/(losses) from associates	36	70	(60)
Earnings/(losses) from associates was £36 million in 2024 (2023: earnings of £70 million, 2022: losses of £60 million). This includes £2 million of non-refundable distributions received from Kantar (2023: £45 million, 2022: nil), which are recorded in the income statement given the Group's balance sheet investment in Kantar is nil. The carrying value of the Kantar investment is nil as the share of accumulated losses exceeds the Group's interest in Kantar. No further losses are being recognised, and the Group will only resume recognising its share of profits after its share of profits equals the share of losses not

Notes to the consolidated financial statements (continued)

previously recognised. The loss in 2022 included £76 million of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £55 million within Kantar.

5. Our people
Our monthly average staff numbers by geographical distribution were as follows:

	2024	2023	2022
North America	22,474	23,562	23,740
United Kingdom	11,816	12,457	12,490
Western Continental Europe	22,533	23,580	22,717
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	54,458	55,133	55,182
	111,281	114,732	114,129
Their reportable segment distribution was as follows:

	2024	2023	2022
Global Integrated Agencies	95,053	97,838	97,288
Public Relations	7,742	8,377	8,125
Specialist Agencies	8,486	8,517	8,716
	111,281	114,732	114,129
At the end of 2024, staff numbers were 108,044 (2023: 114,173, 2022: 115,473).
Staff costs1 include:

	2024	2023	2022
	£m	£m	£m
Wages and salaries	5,622	5,879	5,721
Cash-based incentive plans	242	233	293
Share-based incentive plans (note 21)	109	140	122
Social security costs	692	715	689
Pension costs (note 22)	215	213	205
Severance	61	78	44
Other staff costs	820	879	1,092
	7,761	8,137	8,166
Note
1Additional staff costs of £137 million (2023: £71 million, 2022: £16 million) are included within Restructuring and transformation costs disclosed in note 3.
Compensation for key management personnel includes:

	2024	2023	2022
	£m	£m	£m
Short-term employee benefits	27	28	30
Pensions and other post-retirement benefits	1	1	1
Share-based payments	19	30	30
	47	59	61
Key management personnel comprises the Board and the Executive Committee.

Notes to the consolidated financial statements (continued)
6. Finance and investment income, finance costs and revaluation and retranslation of financial instruments
Finance and investment income arise from:

	2024	2023	2022
	£m	£m	£m
Financial assets measured at amortised cost	123	111	118
Financial assets measured at fair value through profit and loss	11	13	24
Other interest income	3	3	3
	137	127	145
Finance costs arise from:

	2024	2023	2022
	£m	£m	£m
Interest on bank overdrafts, bonds and bank loans	309	273	258
Interest expense related to lease liabilities	98	106	96
Interest on other long-term employee benefits	6	6	3
Net interest expense on pension plans	4	4	2
	417	389	359
Revaluation and retranslation of financial instruments include:

	2024	2023	2022
	£m	£m	£m
Movements in fair value of derivative financial instruments	(17)	(3)	1
Premium on the early repayment of bonds	(16)	—	—
Revaluation of investments and other assets held at fair value through profit or loss	(24)	(21)	23
Remeasurement of put options over non-controlling interests	(10)	(1)	28
Revaluation of contingent consideration liabilities	1	51	26
Retranslation of financial instruments	16	(19)	(2)
Net revaluation and retranslation of financial instrument (loss)/gain	(50)	7	76

7. Taxation
In 2024, the effective tax rate on profit before taxation was 39.0% (2023: 43.1%, 2022: 33.1%).
The tax charge comprises:

	2024	2023	2022
	£m	£m	£m
Corporation tax
Current year	466	433	427
Prior years	(42)	(86)	(56)
	424	347	371
Deferred tax
Current year	6	(197)	9
Prior years	(28)	(1)	5
	(22)	(198)	14
Tax charge	402	149	385
The tax charge for 2024 includes the Group's assessment of the impact of OECD Pillar Two income taxes, which was insignificant to the tax charge. The IAS 12 exception to recognise deferred tax assets and liabilities related to Pillar Two income taxes has been applied.
The corporation tax credit for prior years in 2024, 2023 and 2022 primarily comprises the movement in provisions for tax uncertainties due to expiry of relevant statutes of limitations and reassessment of existing exposures.
In 2023, the deferred tax credit of £197 million reflected the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

Notes to the consolidated financial statements (continued)
7. Taxation (continued)
The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2024	2023	2022
	£m	£m	£m
Profit before taxation	1,031	346	1,160
Tax at the corporation tax rate of 25.0%[1]	258	81	220
Tax effect of (earnings)/losses from associates	(9)	(15)	17
Irrecoverable withholding taxes	29	35	26
Tax effect of items that are not deductible in determining taxable profits	101	39	68
Tax effect of non-deductible goodwill impairment	65	16	7
Effect of different tax rates in subsidiaries operating in other jurisdictions	18	42	94
Origination and reversal of unrecognised temporary differences	(10)	9	(1)
Tax losses not recognised or utilised in the year	21	44	10
Utilisation of tax losses not previously recognised	(6)	(15)	(5)
Net release of prior year provisions in relation to acquired businesses	—	(4)	(3)
Other prior year adjustments	(70)	(83)	(48)
Impact of OECD Pillar Two income taxes	5	—	—
Tax charge	402	149	385
Effective tax rate on profit before tax	39.0%	43.1%	33.1%
Note
1As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 25.0% (2023: 23.5%, 2022: 19.0%).
Factors affecting the tax charge in future years
The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, and changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.
Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which have been recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters within the next financial year.
Tax risk management
The Group looks to maintain open and transparent relationships with the tax authorities and relevant government representatives in the jurisdictions in which the Group operates. We maintain active engagement with a wide range of international companies and business organisations with similar issues. We engage advisors and legal counsel to obtain opinions on tax legislation and principles. We have a Tax Risk Management Strategy in place which sets out the controls established and our assessment procedures for decision making and how we monitor tax risk. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. Our Directors are informed by management of any significant tax law changes, the nature and status of any significant ongoing tax audits, and other developments that could materially affect the Group’s tax position.

8. Earnings per share ("EPS")
Basic EPS
The calculation of basic EPS is as follows:

	2024	2023	2022
Profit for the year attributable to equity holders of the parent (£ million)	542	110	683
Weighted average number of shares used in basic EPS calculation (million)	1,077	1,072	1,098
Basic EPS	50.3p	10.3p	62.2p

Notes to the consolidated financial statements (continued)
8. Earnings per share (continued)
Diluted EPS
The calculation of diluted EPS is as follows:

	2024	2023	2022
Profit for the year attributable to equity holders of the parent (£ million)	542	110	683
Weighted average number of shares used in diluted EPS calculation (million)	1,097	1,094	1,116
Diluted EPS	49.4p	10.1p	61.2p
At 31 December 2024, options to purchase 28 million ordinary shares (2023: 25 million, 2022: 20 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2024	2023	2022
	m	m	m
Weighted average number of shares used in basic EPS calculation	1,077	1,072	1,098
Dilutive share options outstanding	—	1	1
Other potentially issuable shares	20	21	17
Weighted average number of shares used in diluted EPS calculation	1,097	1,094	1,116

At 31 December 2024 there were 1,091,394,251 (2023: 1,141,513,196, 2022: 1,141,427,296) ordinary shares in issue, including 12,591,893 treasury shares (2023: 66,675,497, 2022: 70,489,953).

Notes to the consolidated financial statements (continued)

9. Analysis of cash flows
The following tables analyse the net cash inflow from operating activities presented within the main cash flow statement on page F-6.
Net cash from operating activities:

	2024	2023	2022
	£m	£m	£m
Profit for the year	629	197	775
Taxation	402	149	385
Revaluation and retranslation of financial instruments	50	(7)	(76)
Finance costs	417	389	359
Finance and investment income	(137)	(127)	(145)
(Earnings)/losses from associates	(36)	(70)	60
Operating profit	1,325	531	1,358
Adjustments for:
Non-cash share-based incentive plans (including share options)	109	140	122
Depreciation of property, plant and equipment	156	165	167
Depreciation of right-of-use assets	213	257	262
Impairment charges included within restructuring costs[1]	3	185	43
Goodwill impairment	237	63	38
Amortisation and impairment of acquired intangible assets	93	728	62
Amortisation of other intangible assets	32	25	22
Other impairment charges	26	18	77
(Gains)/losses on disposal of investments and subsidiaries	(322)	(7)	36
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	—	(66)
Other transaction costs	10	—	—
Gains of sale of property, plant and equipment	(7)	—	(6)
Operating cash flow before movement in working capital and provisions	1,875	2,105	2,115
Decrease/(increase) in trade receivables and accrued income	309	232	(499)
Increase/(decrease) in trade payables and deferred income	31	(238)	171
Decrease/(increase) in other receivables	16	125	(154)
Decrease in other payables	(240)	(445)	(327)
Increase/(decrease) in provisions	69	66	(38)
Cash generated by operations	2,060	1,845	1,268
Corporation and overseas tax paid	(392)	(395)	(391)
Interest paid on lease liabilities	(95)	(103)	(92)
Other interest and similar charges paid	(306)	(275)	(210)
Interest received	109	116	88
Investment income	11	13	25
Dividends from associates	31	43	38
Contingent consideration payments recognised in operating activities[2]	(10)	(6)	(25)
Net cash inflow from operating activities	1,408	1,238	701
Notes
1Impairment charges included within restructuring costs includes impairments for right-of-use assets, property, plant and equipment and other intangible assets.
2Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities.

Notes to the consolidated financial statements (continued)
9. Analysis of cash flows (continued)

Acquisitions and disposals:
	2024	2023	2022
	£m	£m	£m
Initial cash consideration	(47)	(227)	(218)
Cash and cash equivalents acquired	14	23	39
Contingent consideration payments recognised in investing activities[1]	(87)	(53)	(47)
Purchase of other investments (including associates)	(33)	(10)	(10)
Acquisitions	(153)	(267)	(236)
Proceeds on disposal of investments and subsidiaries[2]	646	100	50
Cash and cash equivalents disposed	(93)	(1)	(12)
Disposals of investments and subsidiaries	553	99	38
Cash consideration received from non-controlling interests	—	46	—
Cash consideration for purchase of non-controlling interests	(87)	(16)	(84)
Cash consideration for non-controlling interests[3]	(87)	30	(84)
Net acquisition payments and disposal proceeds	313	(138)	(282)
Notes
1Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities.
2Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.
3Cash consideration for non-controlling interests is included within financing activities.

Share repurchases and buybacks:
	2024	2023	2022
	£m	£m	£m
Purchase of own shares by ESOP Trusts	(82)	(54)	(55)
Shares purchased into treasury for cancellation	—	—	(807)
Net cash outflow	(82)	(54)	(862)

Notes to the consolidated financial statements (continued)

10. Leases
The movements in 2024 and 2023 were as follows:

Right-of-use assets	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2023	1,482	46	1,528
Additions	255	50	305
Transfers to net investment in subleases	(5)	—	(5)
Disposals	(9)	(1)	(10)
Depreciation of right-of-use assets	(236)	(21)	(257)
Impairment charges included within restructuring costs	(129)	—	(129)
Exchange adjustments	(49)	(1)	(50)
31 December 2023	1,309	73	1,382
Additions	334	24	358
Disposals	(82)	(21)	(103)
Depreciation of right-of-use assets	(197)	(16)	(213)
Impairment charges included within restructuring costs	(1)	—	(1)
Exchange adjustments	(35)	(3)	(38)
31 December 2024	1,328	57	1,385

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2023	2,162	48	2,210
Additions	238	50	288
Interest expense related to lease liabilities	103	3	106
Disposals	(11)	(2)	(13)
Repayment of lease liabilities (including interest)	(340)	(22)	(362)
Exchange adjustments	(74)	(1)	(75)
31 December 2023	2,078	76	2,154
Additions	291	16	307
Interest expense related to lease liabilities	95	3	98
Disposals	(105)	(21)	(126)
Repayment of lease liabilities (including interest)	(359)	(18)	(377)
Exchange adjustments	(33)	(3)	(36)
31 December 2024	1,967	53	2,020
The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2024	2023	2022
	£m	£m	£m
Depreciation of right-of-use assets:
Land and buildings	(197)	(236)	(245)
Plant and machinery	(16)	(21)	(17)
Impairment charges	(1)	(129)	(34)
Short-term lease expense	(21)	(22)	(20)
Low-value lease expense	(2)	(3)	(2)
Variable lease expense	(48)	(45)	(57)
Sublease income	20	17	19
Charge to operating profit	(265)	(439)	(356)
Interest expense related to lease liabilities	(98)	(106)	(96)
Charge to profit before taxation for leases	(363)	(545)	(452)
Variable lease payments primarily include real estate taxes and insurance costs.

Notes to the consolidated financial statements (continued)
10. Leases (continued)
The maturity of lease liabilities at 31 December 2024 and 2023 were as follows:

	2024	2023
	£m	£m
Within one year	353	406
Between one and two years	307	327
Between two and three years	281	282
Between three and four years	256	261
Between four and five years	235	231
Over five years	1,260	1,265
	2,692	2,772
Effect of discounting	(672)	(618)
Lease liability at end of year	2,020	2,154
Short-term lease liability	240	292
Long-term lease liability	1,780	1,862
The total committed undiscounted future cash flows for leases not yet commenced at 31 December 2024 is £114 million (2023: £280 million).
The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 23 for management of liquidity risk.

Notes to the consolidated financial statements (continued)

11. Intangible assets
Goodwill
The movements in 2024 and 2023 were as follows:

£m
Cost
1 January 2023	12,144
Additions[1]	319
Disposals	—
Exchange adjustments	(484)
31 December 2023	11,979
Additions[1]	27
Disposals	(466)
Exchange adjustments	(146)
31 December 2024	11,394
Accumulated impairment losses
1 January 2023	3,691
Impairment losses for the year	63
Exchange adjustments	(164)
31 December 2023	3,590
Impairment losses for the year	237
Exchange adjustments	(43)
31 December 2024	3,784
Net book value
31 December 2024	7,610
31 December 2023	8,389
1 January 2023	8,453
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

Notes to the consolidated financial statements (continued)
11. Intangible assets (continued)
Other intangible assets
The movements in 2024 and 2023 were as follows:

	Brands with an indefinite useful life	Acquired intangibles	Internally generated intangibles and other[2]	Total
	£m	£m	£m	£m
Cost
1 January 2023	1,166	1,073	281	2,520
Additions	—	—	40	40
Disposals and derecognition	—	(15)	(52)	(67)
Reclassifications	(665)	665	—	—
Acquisitions	—	138	3	141
Other movements[1]	—	—	17	17
Exchange adjustments	(29)	(47)	(9)	(85)
31 December 2023	472	1,814	280	2,566
Additions	—	—	47	47
Disposals and derecognition	(2)	(820)	(38)	(860)
Acquisitions	—	17	—	17
Other movements[1]	—	14	6	20
Exchange adjustments	(1)	(12)	—	(13)
31 December 2024	469	1,013	295	1,777
Amortisation and impairment
1 January 2023	63	784	221	1,068
Charge for the year	—	728	25	753
Other movements[1]	—	—	(1)	(1)
Disposals and derecognition	—	(15)	(52)	(67)
Exchange adjustments	(3)	(27)	(7)	(37)
31 December 2023	60	1,470	186	1,716
Charge for the year	—	93	32	125
Other movements[1]	—	—	1	1
Disposals and derecognition	—	(759)	(37)	(796)
Exchange adjustments	—	(7)	1	(6)
31 December 2024	60	797	183	1,040
Net book value
31 December 2024	409	216	112	737
31 December 2023	412	344	94	850
1 January 2023	1,103	289	60	1,452
Notes
1Other movements in acquired intangibles include revisions to fair value adjustments that are not material arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 Business Combinations.
2Other intangible assets are primarily comprised of purchased software. In 2023, this included reclassifications of items previously recorded in trade and other receivables.
Acquired intangible assets at net book value at 31 December 2024 include brand names of £83 million (2023: £135 million), customer-related intangibles of £50 million (2023: £108 million) and other assets (including proprietary tools) of £83 million (2023: £101 million).

Notes to the consolidated financial statements (continued)
11. Intangible assets (continued)
Goodwill and other intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (CGUs). The determination of the Group's CGUs is primarily aligned with its operating segments. If cash flows from assets within one operating segment are largely independent of the cash flows from other assets in the same operating segment, multiple CGUs are identified within that operating segment.
CGUs with significant goodwill and brands with an indefinite useful life at 31 December are:

	Goodwill[1]		Brands with an indefinite useful life
	2024	2023	2024	2023
	£m	£m	£m	£m
GroupM	3,200	3,255	—	—
VML[2]	1,905	—	—	—
Wunderman Thompson[2]	—	1,165	—	—
VMLY&R2	—	815	—	—
Ogilvy	795	809	212	213
BCW[3]	—	619	—	113
Burson[3]	746	—	111	—
Hill & Knowlton[3]	—	142	33	33
AKQA Group	435	600	—	—
FGS Global	—	452	—	—
Landor	89	115	53	53
Other	440	417	—	—
	7,610	8,389	409	412
Notes
1Certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs being tested. The most significant realignments are detailed below.
2Following the announcement to merge VMLY&R and Wunderman Thompson in the fourth quarter 2023, goodwill for these businesses has been combined within the VML CGU effective 1 January 2024, when the merger formally completed. At 31 December 2023, VMLY&R and Wunderman Thompson were separate CGUs with goodwill of £815 million and £1,165 million respectively.
3Following the decision to merge BCW and Hill & Knowlton in the fourth quarter 2023, goodwill for these businesses has been combined within the Burson CGU, effective 1 July 2024, when the merger formally completed. Indefinite lived brands associated with Hill & Knowlton and Burson continue to be identified in separate CGUs for 2024. In 2023, goodwill of £619 million and indefinite lived brands of £113 million were recognised for BCW and goodwill of £142 million and indefinite lived brands of £33 million were recognised for Hill & Knowlton.

'Other' represents goodwill on a large number of CGUs, none of which contain goodwill that is individually significant in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets.

Impairment assessment process
Due to the significant number of CGUs across the Group, the impairment test was performed in two steps. In the first step, a discounted cash flow is used to determine the value in use (VIU) for each CGU using the latest available forecasts for 2024 and/or 2025, nil growth rate thereafter (2023: nil) and a conservative pre-tax discount rate of 13.3% (2023: 14.7%). The pre-tax discount rate of 13.3% was above the rate calculated for the global networks of 12.3% (2023: 13.7%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the greater of 13.3% or 100 basis points above the regional discount rate was used in the first step.
The VIU for each CGU was then compared to the carrying amount, which includes goodwill, intangible assets and other relevant assets. CGUs where the VIU exceeded the carrying amount were not considered to be impaired. Those CGUs where the VIU did not exceed the carrying amount were then further reviewed in the second step.
In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU-specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2023: 2.0%). If the higher of the fair value less costs of disposal (FVLCD) or VIU using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded. VIU was used for all CGUs with significant carrying amount of goodwill or indefinite life intangible assets other than AKQA Group and Landor, where the FVLCD method was used.
The assumptions used for estimating cash flow projections in the Group’s impairment testing include forecasted revenue less pass-through costs growth, operating margins, long-term growth rate, and discount rates. The assumptions take into account the business’s expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the business, such as business strategy and client mix.
The discount rates were determined with the support of a third-party expert, which included benchmarking against other comparable companies. The pre-tax discount rate applied to the pre-tax cash flow projections for the CGUs that operate globally was 12.3% (2023: 13.7%). The pre-tax discount rates applied to the CGUs that have more regional specific operations ranged from 11.5% (2023: 12.6%) to 18.4% (2023: 28.4%). For CGUs with significant carrying value where the FVLCD method was used in 2024, a post-tax discount rate of 10.5% was applied to post-tax cash flows.

Notes to the consolidated financial statements (continued)
11. Intangible assets (continued)
The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends. At 31 December 2024, the Group has assessed long-term industry trends based on recent historical data and assumed a long-term growth rate of 2.0% (2023: 2.0%) for CGUs using both VIU and FVLCD methods. Management engaged a third-party expert to support in calculating a long-term growth rate. Management is satisfied with the reasonableness of the long-term growth rate when compared against independent market growth projections and long-term country inflation rates.
The recoverable amount for CGUs assessed under the FVLCD method was calculated using a discounted cash flow approach, for a projection period up to five years, adjusted to reflect a market participant's perspective. Assumptions used include, but are not limited to, forecasted revenue less pass-through costs growth and operating margins, long-term growth rates and post-tax discount rate and have been determined using the same approach described above for VIU. These assumptions are considered Level 3 in the fair value hierarchy.
Amortisation and Impairment
The total amortisation and impairment of acquired intangible assets of £93 million (2023: £728 million, 2022: £62 million) includes a charge of £21 million (2023: £650 million, 2022: £1 million) predominantly in regard to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £20 million for the C&W brands within the BCW CGU, due to the Burson merger, which formally completed on 1 July 2024.
In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment review is undertaken annually on 30 September. The goodwill impairment charge of £237 million (2023: £63 million, 2022: £38 million) recognised during the year relates to businesses in the Group where the impact of macroeconomic conditions and trading circumstances indicate impairment to the carrying value. In 2024, £158 million of the impairment charge related to the Global Integrated Agencies segment (2023: £40 million, 2022: nil), £12 million related to the Public Relations segment (2023: nil, 2022: £4 million) and £67 million related to the Specialist Agencies segment (2023: £23 million, 2022: £34 million).
AKQA Group
During 2024, AKQA Group, part of the Global Integrated Agencies reportable segment, performed below expectations following macroeconomic pressure impacting project-based work. This resulted in AKQA Group net book value exceeding its recoverable amount; therefore, management has recognised an impairment of £158 million to record the AKQA Group CGU at its recoverable amount of £491 million. The AKQA Group goodwill impairment charge is the majority of the £237 million total goodwill impairment charge across the Group.
The recoverable amount of AKQA Group has been calculated on a FVLCD basis (2023: VIU basis). The FVLCD of AKQA Group was determined using a discounted cash flow approach with future cash flows based upon a projection period of up to five years, with cash flows beyond the projection period based on a long-term growth rate, reduced by the estimated costs to dispose of the CGU. The valuation used a post-tax discount rate of 10.5% (2023: pre-tax discount rate 13.7%) and a long-term growth rate of 2.0% (2023: 2.0%).
The determination of the recoverable amount for AKQA Group in the 2024 impairment assessment incorporates certain assumptions, some of which are subject to considerable uncertainty. These assumptions include, but are not limited to, forecasted revenue less pass-through costs growth and operating margins, long-term growth rates and post-tax discount rate. Forecasted revenue less pass-through costs growth and operating margins are the key areas of estimation uncertainty.

The key inputs, which are considered Level 3 in the fair value hierarchy, used in determining the recoverable amount were determined as follows:
•Long-term growth rate, aligned to the Group’s expected long-term growth.
•Forecasted revenue less pass-through costs and operating margins for five years, based on values determined by the Group’s budgeting and strategic planning process, adjusted to reflect a market participant's perspective, and representing a recovery of operating margins to historical levels given under-performance in 2024.
•Discount rate, calculated based on the Group’s estimated weighted average cost of capital, with reference to the Group’s long-term average cost of debt and estimated cost of equity, which is derived with reference to external sources of information and the Group’s target gearing ratio, adjusted for specific risk factors relevant to the CGU.

An approximately 2.0% reduction in operating margin, inclusive of revenue less pass-through costs, through the forecast period and into perpetuity would result in a further impairment of £70 million.
Other than described above, there are no CGUs or goodwill balances, including Landor and the others impaired in the year, for which a reasonably possible change in key assumptions would lead to a further significant impairment charge.

Notes to the consolidated financial statements (continued)

12. Property, plant and equipment
The movements in 2024 and 2023 were as follows:

	Land	Freehold buildings	Leasehold buildings	Fixtures, fittings and equipment	Computer equipment	Total
	£m	£m	£m	£m	£m	£m
Cost
1 January 2023	40	92	1,179	165	447	1,923
Additions	4	3	88	17	65	177
Acquisitions	—	—	1	—	—	1
Disposals and derecognition	—	—	(156)	(51)	(96)	(303)
Exchange adjustments	(32)	(61)	(51)	(12)	(26)	(182)
31 December 2023	12	34	1,061	119	390	1,616
Additions	—	2	69	15	76	162
Acquisitions	—	—	—	—	—	—
Disposals and derecognition	(3)	(4)	(158)	(58)	(83)	(306)
Reclassification	(64)	64	—	—	—	—
Exchange adjustments	91	48	(11)	(7)	4	125
31 December 2024	36	144	961	69	387	1,597
Depreciation and impairment
1 January 2023	—	2	532	80	308	922
Charge for the year	—	1	70	25	69	165
Impairment charges included within restructuring costs	—	—	52	3	1	56
Disposals and derecognition	—	—	(145)	(49)	(94)	(288)
Exchange adjustments	—	—	(29)	(14)	(24)	(67)
31 December 2023	—	3	480	45	260	788
Charge for the year	—	1	65	23	67	156
Impairment charges included within restructuring costs	—	—	2	—	—	2
Disposals and derecognition	—	(2)	(120)	(52)	(80)	(254)
Exchange adjustments	—	—	15	(9)	(10)	(4)
31 December 2024	—	2	442	7	237	688

Net book value
31 December 2024	36	142	519	62	150	909
31 December 2023	12	31	581	74	130	828
1 January 2023	40	90	647	85	139	1,001
At 31 December 2024, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £14 million (2023: £38 million).

Notes to the consolidated financial statements (continued)

13. Interests in associates and other investments
The movements in 2024 and 2023 were as follows:

	Interests in associates	Other investments
	£m	£m
1 January 2023	305	370
Additions	39	2
Share of profits of associates	25	—
Share of other comprehensive income of associates	(1)	—
Dividends	(30)	—
Other movements	(12)	—
Exchange adjustments	(19)	—
Disposals	(5)	(10)
Revaluation of other investments through profit or loss	—	(26)
Revaluation of other investments through other comprehensive income	—	(3)
Impairment charges	(15)	—
31 December 2023	287	333
Additions	—	24
Share of profits of associates	34	—
Dividends	(29)	—
Other movements[1]	3	62
Exchange adjustments	(9)	—
Disposals	(10)	—
Revaluation of other investments through profit or loss	—	(14)
Revaluation of other investments through other comprehensive income	—	(7)
Impairment charges	(23)	—
31 December 2024	253	398
Note
1Other movements predominantly relates to a not material reclassification of investment funds from 'Trade and other receivables' to 'Other investments'.
Interests in joint ventures are not material and none of the Group's associates are individually material at 31 December 2024.
The investments included above as 'Other investments' predominantly represent investments in equity securities that present the Group with the opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices at the balance sheet date. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of the latest funding rounds or other external sources where required.
The carrying values of the Group’s associates are reviewed for impairment in accordance with the Group’s accounting policies.
Aggregate information of associates that are not individually material
The following table presents a summary of the aggregate financial performance of the Group’s associates.

	2024	2023	2022
	£m	£m	£m
Earnings/(losses) from associates (note 4)	36	70	(60)
Share of other comprehensive (loss)/income of associates	—	(1)	51
Share of total comprehensive earnings/(loss) of associates	36	69	(9)
The application of equity accounting is ordinarily discontinued when the investment is reduced to nil and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.
At 31 December 2024, share of losses of £57 million (2023: £30 million, 2022: £30 million) for the US and £196 million (2023: £138 million, 2022: £34 million) for the Rest of World have not been recognised in relation to Kantar, as the investment was previously reduced to nil in 2022.

Notes to the consolidated financial statements (continued)

14. Deferred tax
The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12 Income Taxes. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models, where appropriate, to forecast future taxable profits.
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
The following is the analysis of the deferred tax balances:

2024	Gross	Offset of balances arising from a single transaction[1]	Gross balances before offset within countries	Offset within countries	As reported
	£m	£m	£m	£m	£m
Deferred tax assets	661	(93)	568	(245)	323
Deferred tax liabilities	(480)	93	(387)	245	(142)
	181	—	181	—	181

2023	Gross	Offset of balances arising from a single transaction[1]	Gross balances before offset within countries	Offset within countries	As reported
	£m	£m	£m	£m	£m
Deferred tax assets	684	(94)	590	(266)	324
Deferred tax liabilities	(539)	94	(445)	266	(179)
	145	—	145	—	145
Note
1The Group has applied Deferred tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). Transactions which give rise to the recognition of an asset and a liability on the Group’s balance sheet, including leases for which the Group recognises a right-of-use asset and a lease liability, lead to taxable and deductible temporary differences in certain jurisdictions. The resulting deferred tax assets and deferred tax liabilities arising from these temporary differences have been offset and reported net on the Group’s balance sheet.

Notes to the consolidated financial statements (continued)
14. Deferred tax (continued)
The following are the movements in the gross deferred tax assets before offset within countries recognised by the Group in 2024 and 2023:

	Deferred compensation	Accounting provisions and accruals	Retirement benefit obligations	Plant and equipment	Property	Tax losses and credits	Share- based payments	Restructuring provisions	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1 January 2023	74	120	48	48	54	123	32	85	5	589
(Charge)/credit to income	(6)	14	3	(12)	(5)	(12)	4	38	2	26
Credit to other comprehensive income	—	—	2	—	—	—	—	—	—	2
Exchange differences and other movements	(3)	(2)	(3)	—	7	(7)	(1)	(16)	(2)	(27)
31 December 2023	65	132	50	36	56	104	35	107	5	590
(Charge)/credit to income	(10)	(15)	2	(3)	(12)	35	(2)	(5)	6	(4)
Credit to other comprehensive income	—	—	2	—	—	—	—	—	—	2
Credit to equity	—	—	—	—	—	—	1	—	—	1
Disposal of subsidiaries	(2)	(1)	—	—	—	—	(2)	—	—	(5)
Exchange differences and other movements	(2)	(2)	(2)	(1)	4	—	—	(13)	—	(16)
31 December 2024	51	114	52	32	48	139	32	89	11	568
Other temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2024, the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.
In addition the Group has recognised the following movements in the gross deferred tax liabilities before offset within countries in 2024 and 2023:

	Brands and other intangibles	Associate earnings	Goodwill	Plant and equipment	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m
1 January 2023	353	36	174	24	31	618
Acquisition of subsidiaries	35	—	—	—	—	35
(Credit)/charge to income	(172)	(16)	18	—	(2)	(172)
Exchange differences and other movements	(21)	(1)	(11)	(2)	(1)	(36)
31 December 2023	195	19	181	22	28	445
Acquisition of subsidiaries	8	—	—	—	—	8
(Credit)/charge to income	(28)	(6)	8	7	(7)	(26)
Disposal of subsidiaries	(15)	—	(18)	(1)	—	(34)
Exchange differences and other movements	—	1	3	(12)	2	(6)
31 December 2024	160	14	174	16	23	387
Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2024 the balance related to temporary differences in relation to unremitted earnings of subsidiaries and other temporary differences.
At the balance sheet date, the Group has deductible temporary differences of £10,040 million (2023: £10,321 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,313 million (2023: £2,399 million) of such deductible temporary differences. No deferred tax asset has been recognised in respect of the remaining £7,727 million (2023: £7,922 million) of deductible temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £77 million (2023: £92 million) that will expire within one to ten years, and £7,568 million (2023: £7,713 million) of losses that may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,286 million (2023: £1,355 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

Notes to the consolidated financial statements (continued)

15. Trade and other receivables
The following are included in trade and other receivables:

	2024	2023
Amounts to be realised within one year	£m	£m
Trade receivables (net of loss allowance)	6,487	7,055
Unbilled costs	238	273
VAT and sales taxes recoverable	323	371
Prepayments	221	239
Fair value of derivatives	1	1
Other receivables[1]	452	521
	7,722	8,460
Note
1 This balance does not include any individually material items.
The ageing of trade receivables by due date is as follows:

	Carrying amount at 31 December	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2024	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	6,522	5,672	572	155	58	23	42
Expected credit losses	(35)	(1)	—	—	(2)	(9)	(23)
	6,487	5,671	572	155	56	14	19

2023	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	7,099	6,173	613	183	53	30	47
Expected credit losses	(44)	(1)	(1)	(1)	(3)	(10)	(28)
	7,055	6,172	612	182	50	20	19

	2024	2023
	£m	£m
Expected credit losses
At beginning of year	44	72
Charged to the income statement	20	15
Released to the income statement	(7)	(22)
Exchange adjustments	(1)	(5)
Utilisations and other movements	(21)	(16)
At end of year	35	44
The expected credit loss is equivalent to 0.5% (2023: 0.6%, 2022: 1.0%) of gross trade receivables. Expected credit losses on unbilled costs and other receivables were not material for the years presented. The Group considers that the carrying amount of trade and other receivables approximates their fair value.
Expected credit losses
The Group applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for trade receivables, unbilled costs, accrued income and unbilled media. Trade receivables, unbilled costs, accrued income and unbilled media which are mainly due from large national and multinational companies, have been grouped based on shared risk characteristics and days past due. Accrued income, unbilled media and unbilled costs are deemed to have substantially the same risk characteristics as trade receivables, and therefore the expected loss rates for trade receivables are a reasonable approximation of the loss rates for accrued income, unbilled media and unbilled costs. The expected loss rates are based on historical credit losses, with consideration also given to the current economic environment, the level of credit insurance the Group has, as well as forward-looking information.

Notes to the consolidated financial statements (continued)

	2024	2023
Amounts to be realised after more than one year	£m	£m
Fair value of derivatives	4	32
Other receivables and prepayments[1]	170	177
	174	209
Note
1 This balance does not include any individually material items.
The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.
Other receivables and prepayments falling due after more than one year at 31 December 2024 includes £18 million in relation to pension plans in surplus (2023: £14 million).

16. Trade and other payables: amounts falling due within one year
The following are included in trade and other payables falling due within one year:

	2024	2023
	£m	£m
Trade payables	10,637	10,826
Contingent consideration liabilities	57	73
Liabilities in respect of put option agreements with vendors	1	14
Fair value of derivatives	32	1
Other payables and accruals[1]	2,329	2,409
	13,056	13,323
Note
1 This balance includes media rebates, staff costs, indirect taxes payable and other individually not material items.
The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is nil (this is level 3 fair value that is derived using a discounted cash flow approach) at 31 December 2024 (2023: £12 million).

Notes to the consolidated financial statements (continued)

17. Trade and other payables: amounts falling due after more than one year
The following are included in trade and other payables falling due after more than one year:

	2024	2023
	£m	£m
Contingent consideration liabilities	76	126
Liabilities in respect of put option agreements with vendors	66	90
Fair value of derivatives	25	1
Other payables and accruals	62	66
	229	283
The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is approximately £68 million (this is level 3 fair value that is derived using a discounted cash flow approach) at 31 December 2024 (2023: £82 million).
The Group's approach to contingent consideration liabilities is further described in note 23. The following table sets out contingent consideration liabilities, comprising contingent consideration and the Directors’ best estimates of future contingent consideration-related obligations:

	2024	2023
	£m	£m
Within one year	57	73
Between one and two years	38	54
Between two and three years	22	71
Between three and four years	8	1
Between four and five years	6	—
Over five years	2	—
	133	199
The following table is an analysis of future anticipated cash flows in relation to liabilities in respect of put option agreements with vendors at 31 December:

	2024	2023
	£m	£m
Within one year	1	14
Between one and two years	32	24
Between two and three years	15	39
Between three and four years	12	10
Between four and five years	3	6
Over five years	4	11
	67	104
18. Cash and cash equivalents

	2024	2023
	£m	£m
Cash at bank and deposits	1,983	2,037
Money market funds	655	181
Cash and cash equivalents as presented in the consolidated balance sheet	2,638	2,218
Bank overdrafts	(171)	(358)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,467	1,860
Money market funds are held at fair value through profit and loss. Cash at bank and deposits are held at amortised cost and the carrying value approximates the fair value.
The Group operates in a number of territories where there are regulatory restrictions. As a result, £38 million (2023: £34 million) of cash included in cash and cash equivalents is restricted for use by the Group, yet is available for use in the relevant subsidiary’s day-to-day operations.

Notes to the consolidated financial statements (continued)
19. Borrowings

	2024	2023
	£m	£m
Current
Bonds	413	588
Bank overdrafts	171	358
Total current borrowings	584	946
Non-current
Bonds	3,744	3,775
Total borrowings	4,328	4,721
The Group estimates that the fair value of bonds is £3,964 million at 31 December 2024 (2023: £4,120 million). The fair values of the bonds are based on quoted market prices and are within Level 1 of the fair value hierarchy.
The fair value of the Group's other financial liabilities held at amortised cost approximate to their fair value.
Bonds
US$ bonds At 31 December 2024, the Group had in issue $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043. In September 2024, $750 million of 3.75% bonds were repaid.
Eurobonds At 31 December 2024, the Group had in issue €500 million of 1.375% bonds due March 2025, €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, €550 million of 4.125% bonds due May 2028, €351 million of 3.625% bonds due September 2029, €600 million of 1.625% bonds due March 2030 and €500 million of 4% bonds due September 2033.

In March 2024, the Group issued €600 million of 3.625% bonds and €650 million of 4% bonds due September 2029 and 2033, respectively. In December 2024, the Group repurchased €249 million of the 3.625% bonds and €150 million of the 4% bonds. Additionally, the Group repurchased €200 million of 4.125% bonds due May 2028.
Sterling bonds At 31 December 2024, the Group had in issue £250 million of 3.75% bonds due May 2032 and £380 million of 2.875% bonds due September 2046. By June 2024, the Group repurchased £20 million of 2.875% bonds due September 2046.
Revolving Credit Facility
In 2024, the Group initially had a five-year Revolving Credit Facility of $2.5 billion, set to mature in March 2026. In February 2024, this facility was refinanced for an additional five years, extending the maturity to February 2029, with the option for two further one-year extensions and no financial covenants. The first of the two-year extension options was triggered in January 2025, effective from February 2025 to extend the maturity to February 2030. Up until the refinancing date, the Group had no borrowings under the original facility (2023: $41 million; average interest rate: 4.54%). At 31 December 2024 the Revolving Credit Facility remained undrawn.
Commercial paper programmes
The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper in issue in 2024 was $194 million (2023: $433 million) at an average interest rate of 5.36% (2023: 5.45%) inclusive of margin. The Group had no Euro commercial paper in issue in 2024 (2023: £45 million at an average rate of 4.90%) inclusive of margin and inclusive of the effect of currency swaps, where applicable. There was no US or Euro commercial paper outstanding at 31 December 2024.
Analysis of change in financing activities (inclusive of leases)
The table below details changes arising from financing activities, including both cash and non-cash changes.

2024	Opening balance	Cash flow	Acquisition and disposal of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings[1]	4,363	(27)	—	(163)	(16)	4,157
Derivatives (notes 15, 16 and 17)	(31)	(14)	—	60	37	52
Lease liabilities (note 10)[2]	2,154	(377)	—	(36)	279	2,020
Liabilities from financing activities	6,486	(418)	—	(139)	300	6,229
Cash and cash equivalents (note 18)	(2,218)	(604)	79	105	—	(2,638)
Bank overdrafts	358	(172)	—	(15)	—	171
	4,626	(1,194)	79	(49)	300	3,762

Notes to the consolidated financial statements (continued)
19. Borrowings (continued)

2023	Opening balance	Cash flow	Acquisition and disposal of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings[1]	4,465	(49)	49	(99)	(3)	4,363
Derivatives (notes 15, 16 and 17)	52	(46)	—	(51)	14	(31)
Lease liabilities (note 10)[2]	2,210	(362)	2	(75)	379	2,154
Liabilities from financing activities	6,727	(457)	51	(225)	390	6,486
Cash and cash equivalents (note 18)[3]	(2,492)	189	(23)	108	—	(2,218)
Bank overdrafts[3]	506	(120)	—	(28)	—	358
	4,741	(388)	28	(145)	390	4,626
Notes
1Borrowings as presented in this table includes bonds and excludes bank overdrafts. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs.
2Repayment of lease liabilities includes £95 million (2023: £103 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 9). Interest and other within lease liabilities comprises interest on leases and lease liability additions and disposals (note 10).
3Prior year figures have been re-presented to reflect the separation of foreign exchange between cash and cash equivalents and bank overdrafts.

20. Provisions for liabilities and charges
The movements in 2024 and 2023 were as follows:

	Employee benefits £m	Property £m	Legal £m	Other £m	Total £m
1 January 2023	143	63	13	26	245
Charged to the income statement	3	64	23	—	90
Acquisitions	—	—	—	1	1
Utilised	(22)	(18)	—	(1)	(41)
Released to the income statement	(2)	(4)	(2)	(6)	(14)
Other movements	38	(3)	1	—	36
Exchange adjustments	(7)	(3)	—	(2)	(12)
31 December 2023	153	99	35	18	305
Charged to the income statement	14	12	102	1	129
Utilised	(33)	(17)	—	—	(50)
Released to the income statement	—	(12)	(6)	(12)	(30)
Other movements	28	(10)	—	—	18
Exchange adjustments	2	(1)	1	1	3
31 December 2024	164	71	132	8	375

	2024	2023[1]
	£m	£m
Current	143	55
Non Current	232	250
	375	305
Note
1 Current provisions for liabilities and charges, which were not material, were previously presented within Non-current provisions for liabilities and charges.
The prior year has been restated to reflect Current provisions for liabilities and charges of £55 million and Non-current provisions for liabilities and charges of £250 million.

Notes to the consolidated financial statements (continued)
20. Provisions for liabilities and charges (continued)

Employee benefits relate to statutory or contractual employee entitlements where there is uncertainty over the timing or amount of the settlement. The majority of this provision relates to various employee defined contribution and deferred compensation plans in the USA. It is anticipated that these costs will be incurred when employees choose to take their benefits or depart from the Group.

Property provisions relate primarily to onerous property contracts and decommissioning where the Group has the obligation to make-good its leased properties. Where the Group has made a decision to exit a leased property, onerous property contract provisions do not include rent in accordance with IFRS 16 Leases, however they do include unavoidable costs related to the lease such as ongoing service charges. Utilisation of the recognised provisions is expected to occur in conjunction with the profile of the leases to which they relate.

Legal provisions of £132 million (2023: £35 million ) relate to certain on-going legal proceedings and claims, which from time to time the Company and its subsidiaries are parties to, which arise in the ordinary course of business. The £102 million (2023; £23 million) charged to the income statement includes the £68 million charge (2023: £11 million gain) described in note 3 and other not material items. The Group expects £123 million of the provision to be settled in less than one year, with £9 million of the provision to be settled in more than one year. The Directors do not consider that there is a significant risk of any material additional charges or credits in respect of these matters within the next financial year, beyond the amounts already provided.

Other provisions include various items that are not material and do not fall within the Group’s categories of provisions above.

21. Share-based payments
Charges for share-based incentive plans were as follows:

	2024	2023	2022
	£m	£m	£m
Share-based payments	109	140	122
Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.
Restricted stock plans
The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s Employee Share Ownership Plan (ESOP) Trusts. The most significant current schemes are as follows:
Executive Performance Share Plan (EPSP)
This scheme is intended to reward and incentivise the most senior executives of the Group. The performance period is three or five complete financial years, commencing with the financial year in which the award is granted. The vesting date will usually be in the March following the end of the performance period. Vesting is conditional on continued employment throughout the vesting period.
The 2022, 2023 and 2024 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.
Bonus-related Share Awards
The Group grants bonuses to key executives in the form of share awards under the Executive Share Award (ESA), Performance Share Awards (PSA) or Short-term Incentive Plans (STIP) plans which are all conditional stock awards made from annual bonus pools. The awards are dependent upon annual performance targets, typically based on one or more of: revenue less pass-through costs, operating profit and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.
Leadership Share Awards
WPP Leadership Awards are conditional stock awards made to around 1,800 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.
Valuation methodology
For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed below including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.
Market/non-market conditions
Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. EPSP is subject to a number of performance conditions, including TSR, a market‑based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year-end, the relevant charge for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

Notes to the consolidated financial statements (continued)
21. Share-based payments (continued)
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
Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2024 number m		Granted number m1		Forfeited number m		Vested number m		Non-vested 31 December 2024 number m
Executive Performance Share Plan (EPSP)	23		11		(5)		(4)		25
Bonus-related Share Awards	12		7		(1)		(6)		12
Leadership Share Awards	12		5		(1)		(3)		13

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	950	p	738	p	980	p	949	p	853	p
Bonus-related Share Awards	903	p	820	p	861	p	877	p	873	p
Leadership Share Awards	848	p	872	p	844	p	1,026	p	821	p

	Non-vested 1 January 2023 number m		Granted number m1		Forfeited number m		Vested number m		Non-vested 31 December 2023 number m
Executive Performance Share Plan (EPSP)	20		8		(1)		(4)		23
Bonus-related Share Awards	7		7		(1)		(1)		12
Leadership Share Awards	11		6		(1)		(4)		12

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	924	p	919	p	947	p	752	p	950	p
Bonus-related Share Awards	950	p	862	p	925	p	910	p	903	p
Leadership Share Awards	899	p	654	p	934	p	673	p	848	p
Note
1The Granted number of awards for the year ended 31 December 2024 includes 1.2 million (2023: 0.5 million) of dividend equivalent shares granted on vesting of current year awards.
The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2024 was £136 million (2023: £82 million, 2022: £65 million).
Share options
Terms of share option plans
The WPP Share Option Plan 2015 (WSOP) is the only active share option plan within the Group. Two kinds of options over ordinary shares can be granted under this plan, both with a market value exercise price. Firstly, options can be granted to employees who have worked at a company owned by WPP plc for at least two years which are not subject to performance conditions. Secondly, options may be granted on a discretionary basis subject to the satisfaction of performance conditions. Grants made to Executive employees under this plan are on a discretionary basis only. All share options are satisfied out of newly issued shares.
The Group grants stock options with a life of up to ten years, including the vesting period.
No options are outstanding under the predecessor 'all-employee' Worldwide Share Ownership Plan (WWOP) and the discretionary Executive Stock Option Plan. The balance of options outstanding under the Worldwide Share Ownership Plan at 1 January 2024 of 650,825 ordinary shares (exercise price £13.15) and 72,695 ADRs (exercise price $102.67) expired in full in the year. There were no outstanding options under the Executive Stock Option Plan at 1 January or 31 December 2024.

Notes to the consolidated financial statements (continued)
21. Share-based payments (continued)
The aggregate status of the WPP Share Option Plans during 2024 was as follows:
Movements on options granted (Represented in ordinary shares)

	1 January 2024 m	Granted m	Exercised[1] m	Forfeited m	Outstanding 31 December 2024 m	Exercisable 31 December 2024 m
WWOP	1	—	—	(1)	—	—
WSOP	24	8	—	(4)	28	12
	25	8	—	(5)	28	12

	1 January 2023 m	Granted m	Exercised[1] m	Forfeited m	Outstanding 31 December 2023 m	Exercisable 31 December 2023 m
WWOP	2	—	—	(1)	1	—
WSOP	21	5	—	(2)	24	7
	23	5	—	(3)	25	7
Weighted average exercise price for options over ordinary shares and ADRs

	1 January 2024	Granted	Exercised	Forfeited	Outstanding 31 December 2024[2]	Exercisable 31 December 2024
Ordinary shares (£)
WWOP	13	—	—	13	—	—
WSOP	10	8	7	9	9	11
ADRs ($)
WWOP	103	—	—	103	—	—
WSOP	63	54	45	61	61	73

	1 January 2023	Granted	Exercised	Forfeited	Outstanding 31 December 2023	Exercisable 31 December 2023
Ordinary shares (£)
WWOP	13	—	—	13	13	—
WSOP	10	—	8	10	10	—
ADRs ($)
WWOP	106	—	—	110	103	—
WSOP	68	—	49	66	63	44
Notes
1The exercised number of WSOP shares for the year ended 31 December 2024 is 0.2 million (2023: 0.1 million).
2The range of exercises prices for the Outstanding Ordinary Shares is £7.07 - £17.06 with a weighted average contractual life of 82 months. The range of exercises prices for the Outstanding ADRs is £44.12 - £115.94 with a weighted average contractual life of 85 months.
The weighted average fair value of options granted in the year calculated using the Black-Scholes model was as follows:

	2024	2023	2022
Fair value of UK options (shares)	134.0p	131.0p	177.0p
Fair value of US options (ADRs)	$6.9	$8.6	$11.5
Weighted average assumptions
UK risk-free interest rate	3.8%	4.0%	2.9%
US risk-free interest rate	4.2%	4.5%	4.1%
Expected life (months)	48	48	48
Expected volatility	25.0%	33.0%	32.0%
Dividend yield	4.6%	5.6%	3.9%

Notes to the consolidated financial statements (continued)
21. Share-based payments (continued)
Options are issued at an exercise price equal to market value on the date of grant.
The average share price of the Group for the year ended 31 December 2024 was £7.72 (2023: £8.41, 2022: £9.13) and the average ADR price for the same period was $49.33 (2023: $52.31, 2022: $56.80). The average share price of the Group for year ended 31 December 2024 approximates the weighted average share price during the periods of exercise throughout the year.
Expected volatility is sourced from external market data and represents the historical volatility in the Group’s share price over a period equivalent to the expected option life.
Expected life is based on a review of historical exercise behaviour in the context of the contractual terms of the options, as described in more detail on page F-48.
22. Employee benefit obligations
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2024	2023	2022
	£m	£m	£m
Defined contribution plans	202	198	191
Defined benefit plans charge to operating profit	13	15	14
Pension costs (note 5)	215	213	205
Net interest expense on pension plans (note 6)	4	4	2
	219	217	207
Defined benefit plans
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2024.
The majority of plans provide final salary benefits, with plan benefits typically based either on mandatory plans under local legislation, termination indemnity benefits, or on the rules of WPP-sponsored supplementary plans. The implications of IFRIC 14 have been allowed for where relevant, in particular with regard to the asset ceiling/irrecoverable surplus.
The Group’s policy is to close existing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.
Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2024 amounted to £20 million (2023: £20 million, 2022: £24 million). Employer contributions and benefit payments in 2025 are expected to be approximately £18 million.
(a)Assets and Liabilities
At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2024		2023
	£m	%	£m	%
Equities	25	10%	24	9%
Bonds	175	70%	170	66%
Cash	8	3%	18	7%
Other	43	17%	47	18%
Total fair value of assets	251	100%	259	100%
Present value of liabilities	(365)		(381)
Deficit in the plans	(114)		(122)
Irrecoverable surplus	—		—
Net liability[1]	(114)		(122)
Plans in surplus[2]	18		14
Plans in deficit	(132)		(136)
Notes
1    The related deferred tax asset is discussed in note 14.
2 The net asset related to plans in surplus of £18 million for 31 December 2024 (2023: £14 million) is recorded in the consolidated balance sheet within other receivables and prepayments.

Notes to the consolidated financial statements (continued)
22. Employee benefit obligations (continued)
All plan assets have quoted prices in active markets with the exception of other assets.

	2024	2023
Surplus/(deficit) in plans by region	£m	£m
UK	1	1
North America	(23)	(30)
Western Continental Europe	(56)	(60)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(36)	(33)
Deficit in the plans	(114)	(122)
Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due.
The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2024 Surplus/ (deficit) £m	2024 Present value of liabilities £m	2023 Surplus/ (deficit) £m	2023 Present value of liabilities £m
Funded plans by region
UK	1	(9)	1	(9)
North America	11	(174)	7	(183)
Western Continental Europe	(29)	(65)	(34)	(70)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(3)	(23)	(5)	(28)
Deficit/liabilities in the funded plans	(20)	(271)	(31)	(290)
Unfunded plans by region
North America	(34)	(34)	(37)	(37)
Western Continental Europe	(27)	(27)	(26)	(26)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(33)	(33)	(28)	(28)
Deficit/liabilities in the unfunded plans	(94)	(94)	(91)	(91)
Deficit/liabilities in the plans	(114)	(365)	(122)	(381)
In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

Notes to the consolidated financial statements (continued)
22. Employee benefit obligations (continued)
(b)Assumptions
There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation, and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2024	2023	2022
	% pa	% pa	% pa
UK
Discount rate[1]	5.2	4.7	5.1
Rate of increase in pensions in payment	2.6	2.5	4.4
Inflation	3.2	3.1	3.0
North America
Discount rate[1]	5.4	4.9	5.2
Rate of increase in salaries[2]	n/a	n/a	n/a
Western Continental Europe
Discount rate[1]	3.3	3.4	4.1
Rate of increase in salaries	2.5	2.5	2.5
Rate of increase in pensions in payment	2.0	2.0	2.0
Inflation	2.0	2.0	2.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	6.4	6.5	6.4
Rate of increase in salaries	6.2	6.2	5.7
Inflation	2.9	3.4	3.4
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
Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset-class risk. The investment strategy of the Group varies by country, albeit there was a general directive by the Group in recent years to de-risk the larger funded plans (mainly in the US and UK) and move towards a liability driven investment strategy.
Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.
At 31 December 2024, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.8	22.0	21.4	21.2	n/a
Current pensioners (at age 65) – female	23.6	23.5	23.4	24.2	n/a
Future pensioners (current age 45) – male	23.4	23.4	23.1	23.4	n/a
Future pensioners (current age 45) – female	25.1	24.8	25.2	26.1	n/a
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
22. Employee benefit obligations (continued)
The life expectancies after age 65 at 31 December 2023 were 21.8 years and 23.6 years for male and female current pensioners (at age 65) respectively, and 23.5 years and 25.2 years for male and female future pensioners (current age 45), respectively.
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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	7.5	6.8	5.4	10.3	5.5
Expected benefit payments over the next ten years (£m)
within 12 months	31	19	1	6	5
in 2026	30	19	1	5	5
in 2027	30	19	1	6	4
in 2028	28	16	1	7	4
in 2029	30	18	1	6	5
in the next five years	144	83	2	31	28
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
22. Employee benefit obligations (continued)
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

	(Decrease)/increase in benefit obligation
	2024	2023
Sensitivity analysis of significant actuarial assumptions	£m	£m
Discount rate
Increase by 25 basis points:
UK	—	—
North America	(3)	(4)
Western Continental Europe	(2)	(2)
Other[1]	(1)	(1)
Decrease by 25 basis points:
UK	—	—
North America	3	4
Western Continental Europe	2	2
Other[1]	1	1
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	1	1
Other[1]	1	—
Decrease by 25 basis points:
Western Continental Europe	(1)	(1)
Other[1]	(1)	(1)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	—	—
Western Continental Europe	1	1
Decrease by 25 basis points:
UK	—	—
Western Continental Europe	(1)	(1)
Life expectancy
Increase in longevity by one additional year:
UK	1	1
North America	3	3
Western Continental Europe	3	3
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Notes to the consolidated financial statements (continued)
22. Employee benefit obligations (continued)
(c) Pension expense
The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2024	2023	2022
	£m	£m	£m
Service cost[1]	12	12	11
Administrative expenses	1	3	3
Charge to operating profit	13	15	14
Net interest expense on pension plans	4	4	2
Charge to profit before taxation for defined benefit plans	17	19	16
Note
1Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2024	2023	2022
	£m	£m	£m
Return on plan assets (excluding interest income)	(4)	7	(128)
Changes in demographic assumptions underlying the present value of the plan liabilities	—	(1)	—
Changes in financial assumptions underlying the present value of the plan liabilities	11	(14)	144
Experience loss arising on the plan liabilities	(4)	(1)	—
Change in irrecoverable surplus	—	—	—
Actuarial gain/(loss) recognised in OCI	3	(9)	16
(d) Movement in plan liabilities
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2024	2023	2022
	£m	£m	£m
Plan liabilities at beginning of year	381	553	689
Service cost[1]	12	12	11
Interest cost	16	21	16
Actuarial loss/(gain):
Effect of changes in demographic assumptions	—	1	—
Effect of changes in financial assumptions	(11)	14	(144)
Effect of experience adjustments	4	1	—
Benefits paid	(33)	(38)	(52)
(Gain)/loss due to exchange rate movements	(2)	(17)	40
Settlement payments[2]	(1)	(163)	(9)
Other[3]	(1)	(3)	2
Plan liabilities at end of year	365	381	553
Notes
1    Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments.
2    During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement.
3    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)
22. Employee benefit obligations (continued)
(e) Movement in plan assets
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2024	2023	2022
	£m	£m	£m
Fair value of plan assets at beginning of year	259	431	552
Interest income on plan assets	12	16	13
Loss on plan assets (excluding interest income)	(4)	6	(127)
Employer contributions	20	20	24
Benefits paid	(33)	(38)	(52)
Gain/(loss) due to exchange rate movements	1	(12)	31
Settlement payments[1]	(1)	(163)	(9)
Administrative expenses	(1)	(3)	(3)
Other[2]	(2)	2	2
Fair value of plan assets at end of year	251	259	431
Actual return/(loss) on plan assets	8	22	(114)
Notes
1During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: The Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equaled the underlying liabilities upon settlement such that there is no impact on 2023 net assets or the income statement.
2    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

Notes to the consolidated financial statements (continued)

23. Financial risk management objectives and policies
Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of debt and equity. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 19, cash and cash equivalents in note 18 and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in note 25.

	2024	2023
	£m	£m
Cash and cash equivalents (note 18)	2,638	2,218
Borrowings due within one year (note 19)	(584)	(946)
Borrowings due after one year (note 19)	(3,744)	(3,775)
Cash and cash equivalents less borrowings	(1,690)	(2,503)
Equity	3,734	3,833
Capital	2,044	1,330
Financial risk management
Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.
The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review.
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
Liquidity risk
Liquidity risk is the risk that the Group cannot meet its financial obligations to repay financial liabilities when they fall due. The Group maintains substantial cash and cash equivalents which at 31 December 2024 amounted to £2.6 billion (2023:£2.2 billion) and a five-year Revolving Credit Facility of $2.5 billion (2023: $2.5 billion) due February 2029, with the option for two further one-year extensions. The first of the two-year extension options was triggered in January 2025, effective from February 2025 to extend the maturity to February 2030, which remained undrawn at 31 December 2024 (2023: undrawn).
The Group’s liquidity risk is concentrated towards bond principal repayments between 2025 and 2046. (2023: 2024 and 2046).
Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.
The following table is an analysis of future anticipated cash flows, in the form of interest and principal repayments, in relation to the Group’s financial liabilities and derivatives, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	Bank overdrafts	Bonds[1]	Lease liabilities	Total borrowings and leases	Trade payables and other financial liabilities[2]	Total non-derivative financial instruments	Derivative financial instruments receivable	Derivative financial instruments payable	Total derivative financial instruments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2024
Within one year	(171)	(536)	(353)	(1,060)	(12,130)	(13,190)	1,244	(1,296)	(52)	(13,242)
Between one and two years	—	(736)	(307)	(1,043)	(76)	(1,119)	99	(119)	(20)	(1,139)
Between two and three years	—	(723)	(281)	(1,004)	(45)	(1,049)	62	(80)	(18)	(1,067)
Between three and four years	—	(542)	(256)	(798)	(25)	(823)	516	(542)	(26)	(849)
Between four and five years	—	(359)	(235)	(594)	(13)	(607)	632	(656)	(24)	(631)
Over five years	—	(2,265)	(1,260)	(3,525)	(9)	(3,534)	479	(525)	(46)	(3,580)
	(171)	(5,161)	(2,692)	(8,024)	(12,298)	(20,322)	3,032	(3,218)	(186)	(20,508)
Effect of discounting/financing rates	—	1,004	672	1,676	26	1,702	—	—	134	1,836
Total	(171)	(4,157)	(2,020)	(6,348)	(12,272)	(18,620)	—	—	(52)	(18,672)

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)

	Bank overdrafts	Bonds[1]	Lease liabilities	Total borrowings and leases	Trade payables and other financial liabilities[2]	Total non-derivative financial instruments	Derivative financial instruments receivable	Derivative financial instruments payable	Total derivative financial instruments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2023
Within one year	(358)	(711)	(406)	(1,475)	(12,335)	(13,810)	992	(1,018)	(26)	(13,836)
Between one and two years	—	(535)	(327)	(862)	(84)	(946)	495	(503)	(8)	(954)
Between two and three years	—	(746)	(282)	(1,028)	(131)	(1,159)	47	(52)	(5)	(1,164)
Between three and four years	—	(726)	(261)	(987)	(13)	(1,000)	47	(52)	(5)	(1,005)
Between four and five years	—	(704)	(231)	(935)	(10)	(945)	718	(650)	68	(877)
Over five years	—	(1,859)	(1,265)	(3,124)	(20)	(3,144)	—	—	—	(3,144)
	(358)	(5,281)	(2,772)	(8,411)	(12,593)	(21,004)	2,299	(2,275)	24	(20,980)
Effect of discounting/financing rates	—	918	618	1,536	52	1,588	—	—	7	1,595
Total	(358)	(4,363)	(2,154)	(6,875)	(12,541)	(19,416)	—	—	31	(19,385)
Notes
1Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which the noteholder shall have the option to require the issuer to redeem or repay the notes within 45 days of the notice period.
2Includes deferred income and customer advances of £1,160 million (2023: £1,319 million) within one year. Also includes contingent consideration liabilities, liabilities in respect of put option agreements with vendors and non-derivative financial liabilities within trade and other payables as disclosed in Note 17.

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)
Foreign currency risk
The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps, forward foreign exchange contracts and non-deliverable forward foreign exchange contracts.
The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pound sterling and euros. The Group’s borrowings (including cross currency swaps) at 31 December 2024 were primarily made up of $1,284 million, £1,501 million and €2,101 million (2023: $1,874 million, £1,094 million and €2,100 million). The Group’s average gross debt during the course of 2024 was $1,683 million, £1,900 million and €2,100 million (2023: $2,511 million, £1,173 million and €2,321 million).
The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.
Interest rate risk
The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure using underlying debt, interest rate swaps and other banking or finance arrangements to achieve a balanced mix of fixed and floating rate debt. The Group’s interest rate profile and risk is reviewed regularly at the Group's Treasury Committee.
At 31 December 2024, including the effect of interest rate and cross currency swaps, 100% of the Group's US dollar, sterling and euro debt is at fixed interest rates.
Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency interest rate swaps:

2024			£m	Fixed rate[1]	Maturity (months)[1]
Currency
$	– fixed		1,026	5.24	91
£	– fixed		1,501	3.53	83
€	– fixed		1,736	2.12	36
		Total	4,263

2023			£m	Fixed rate[1]	Maturity (months)[1]
Currency
$	– fixed		1,472	4.62	66
£	– fixed		1,094	2.97	130
€	– fixed		1,820	2.12	48
		Total	4,386
Note
1Weighted average
Sensitivity analysis
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.
Currency risk
A 10% strengthening of sterling against the Group’s major currencies would result in the following impacts on the income statement and equity, which would arise on the retranslation of foreign currency-denominated monetary items. A 10% weakening of sterling would have an equal and opposite effect.

	Impact on income statement Gain/(loss)		Impact on equity Gain/(loss)
	2024	2023	2024	2023
	£m	£m	£m	£m
US dollar	(82)	41	93	18
Euro	105	186	—	—

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)
Interest rate risk
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2024 would decrease profit before tax by approximately £13 million (2023: increase of £19 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.
Credit risk
The Group’s principal financial assets are cash and cash equivalents, trade and other receivables and other investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets.
The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of expected credit losses, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 6.5% of total trade receivables at 31 December 2024 (2023: 6.3%).
The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.
Financial instruments and hedge accounting
An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2024
Current and non-current assets
Trade and other receivables	—	—	—	10,197	10,197
Derivative assets	4	1	—	—	5
Other investments	—	306	92	—	398
Cash and cash equivalents	—	655	—	1,983	2,638

Current and non-current liabilities
Trade and other payables	—	—	—	(10,912)	(10,912)
Deferred income and customer advances	—	—	—	(1,160)	(1,160)
Borrowings	—	—	—	(4,328)	(4,328)
Derivative liabilities	(55)	(2)	—	—	(57)
Contingent consideration liabilities	—	(133)	—	—	(133)
Liabilities in respect of put options	—	—	—	(67)	(67)
	(51)	827	92	(4,287)	(3,419)

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)

	Derivatives in designated hedge relationships	Held at fair value through profit or loss	Held at fair value through other comprehensive income	Amortised cost	Carrying value
	£m	£m	£m	£m	£m
2023
Current and non-current assets
Trade and other receivables	—	—	—	10,719	10,719
Derivative assets	31	2	—	—	33
Other investments	—	258	75	—	333
Cash and cash equivalents	—	181	—	2,037	2,218

Current and non-current liabilities
Trade and other payables	—	—	—	(10,919)	(10,919)
Deferred income and customer advances[1]	—	—	—	(1,319)	(1,319)
Borrowings	—	—	—	(4,721)	(4,721)
Derivative liabilities	—	(2)	—	—	(2)
Contingent consideration liabilities	—	(199)	—	—	(199)
Liabilities in respect of put options	—	—	—	(104)	(104)
	31	240	75	(4,307)	(3,961)
Note
1The prior year table has been re-presented to include deferred income and customer advances
Deferred income and customer advances are held at amortised cost and the carrying value approximates the fair value.
The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:
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

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2024
Derivatives in designated hedge relationships
Derivative assets	—	4	—	4
Derivative liabilities	—	(55)	—	(55)
Held at fair value through profit or loss
Money market funds	655	—	—	655
Other investments	73	—	233	306
Derivative assets	—	1	—	1
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	—	(133)	(133)
Held at fair value through other comprehensive income
Other investments	3	—	89	92

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2023
Derivatives in designated hedge relationships
Derivative assets	—	31	—	31
Derivative liabilities	—	—	—	—
Held at fair value through profit or loss
Money market funds	181	—	—	181
Other investments	1	—	257	258
Derivative assets	—	2	—	2
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	—	(199)	(199)
Held at fair value through other comprehensive income
Other investments	7	—	68	75
Reconciliation of level 3 fair value measurements:

	Contingent consideration liabilities	Other investments
	£m	£m
1 January 2023	(160)	359
Gains/(losses) recognised in the income statement	51	(27)
Gains recognised in other comprehensive income	—	1
Exchange adjustments	2	—
Additions	(150)	3
Disposals	—	(11)
Settlements	58	—
31 December 2023	(199)	325
Gains/(losses) recognised in the income statement	1	(29)
Exchange adjustments	1	2
Additions	(33)	24
Settlements	97	—
31 December 2024	(133)	322

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.
Offsetting financial assets and liabilities
Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA (‘International Swaps and Derivatives Association’) agreements where each party has the option to settle amounts on a net basis in the event of default from the other.

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)
The following table sets out the carrying amount of recognised financial instruments that are subject to the above agreements. The column ‘Net amount’ shows the impact on the Group’s consolidated statement of financial position if offset rights were exercised.

	31 December 2024			31 December 2023
	Gross amounts presented in balance sheet £m	Right of set off with derivative counterparties £m	Net amount £m	Gross amounts presented in balance sheet £m	Right of set off with derivative counterparties £m	Net amount £m
Derivative financial assets	5	(5)	—	33	5	38
Derivative financial liabilities	(57)	5	(52)	(2)	(5)	(7)
Total	(52)	—	(52)	31	—	31
Contingent consideration liabilities and liabilities in respect of put options
Future anticipated payments due to vendors in respect of contingent consideration liabilities are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.
As of 31 December 2024, the potential undiscounted amount of future payments that could be required under the contingent consideration agreements for acquisitions completed in the current year and for all contingent consideration agreements ranges from £nil to £51 million (2023: £nil to £326 million) and £nil to £594 million (2023: £nil to £753 million), respectively. The decrease in maximum potential undiscounted amount of future payments for all contingent consideration agreements is due to arrangements that have been completed and paid, or amended, which is partially offset by contingent consideration agreements related to current year acquisitions or increases in ownership. For certain current year step-up acquisitions the maximum payment under the contingent consideration agreement is not limited.
At 31 December 2024, the weighted average growth rate in estimating future financial performance of contingent consideration liabilities was 21.5% (2023: 14.3%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2024 was 4.9% (2023: 6.3%). A change to either of these inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.
Other investments
The fair value of other investments included in level 1 is based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including external funding rounds and earnings multiples. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.
Hedge accounting
The Group uses foreign currency borrowings, foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as fair value hedges, cash flow hedges or net investment hedges in accordance with IFRS 9.
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Sources of hedge effectiveness will depend on the hedge relationship designation but may include:

•a significant change in the credit risk of either party to the hedging relationship;
•a timing mismatch between the hedging instrument and the hedged item;
•movements in foreign currency basis spread for derivatives in a fair value hedge;
•impairment to the Group’s net investment in US dollars.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting, for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss not expected to be material.
Cash flow and fair value hedge accounting

In March 2024, the Group issued a €600 million bond due September 2029 and a €650 million bond due September 2033. Concurrently, the Group entered into cross currency swap contracts with receipts of €600 million and payments of £513 million due in September 2029, cross currency swap contracts with receipts of €650 million and payments of £556 million due in September 2033 and a £556 million interest rate swap contract due in March 2025 to mitigate foreign currency and interest rate risks. The Group applied cash flow hedge accounting for the 2025 and 2029 hedges and fair value hedge accounting for the 2033 hedge.

In December 2024, the Group repurchased €200 million of the bond due in May 2028, €249 million of the bond due in September 2029 and €150 million of the bond due in September 2033. Concurrently, the Group terminated cross currency swap contracts with receipts of €200 million and payments of $216 million due in May 2028, cross currency swap contracts with receipts of €250 million and payments of £214 million due in September 2029, cross currency swap contracts with receipts of €150 million and payments of £128 million due in September 2033 and £128 million of interest rate swap contracts due in March 2025. The Group ceased to apply hedge accounting for this portion the hedge.

Notes to the consolidated financial statements (continued)
23. Financial risk management objectives and policies (continued)

Net investment hedge accounting

In November 2024, the Group entered into cross currency swap contracts due in September 2029 with receipts of £300 million and payments of £377 million as a hedge of the Group’s foreign currency translation risk arising on consolidation of the Group’s net investment in its USD foreign operations. The Group applied net investment hedge accounting.

In September 2024, $750 million of bonds, designated as hedging instruments in a net investment hedge relationship, were repaid. The Group ceased to apply net investment hedge accounting for this portion of the hedge.

Hedge accounting summary

At 31 December 2024, the Group had the following financial instruments designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its USD foreign operations:
▪$595 million leg of its cross currency swaps due May 2028;
▪$377 million leg of its cross currency swaps due September 2029;
▪$93 million bond due September 2042; and
▪$220 million bond due November 2043.

At 31 December 2024, the Group had the following financial derivative instruments in designated fair value hedging relationships:
▪€500 million leg of its cross currency interest rate swaps due September 2033.

At 31 December 2024, the Group had the following financial derivative instruments in designated cashflow hedging relationships:
▪€500 million leg of its cross currency swaps due March 2025;
▪£428 million interest rate swaps due March 2025;
▪€550 million leg of its cross currency swaps due May 2028;
▪€350 million leg of its cross currency swaps due September 2029; and
▪£63 million of non-deliverable forward foreign exchange contracts due between 2025 and 2028.
The following table represents the Group's continued designated hedge relationships under IFRS 9.

	Cash flow hedges of foreign currency risk[1]		Cash flow hedges of interest rate risk[2]		Fair value hedges of foreign currency and interest rate risk		Net investment hedges of foreign currency risk
	2024	2023	2024	2023	2024	2023	2024	2023
Carrying amount of derivative hedging instruments[3]	£(56)m	£(17)m	—	—	£(15)m	—	£20m	£48m
Carrying amount of non-derivative hedging instruments (bonds)	—	—	—	—	—	—	£(244)m	£(835)m
Notional amount of hedged items	€1,400m	€1,250m	£428m	—	€500m	—	—	—
Notional amount of hedging instruments	€1,400m	€1,250m	£428m	—	€500m	—	US$1,285m	US$1,874m
Notional amount of hedged net assets	—	—	—	—	—	—	US$1,285m	US$1,874m
Change in fair value of hedged items gain/(loss)	£2m	£32m	—	—	£4m	—	£3m	£(108)m
Change in fair value of hedging instrument (loss)/gain	£(5)m	£(29)m	—	—	£(7)m	—	£(3)m	£110m
Hedge ineffectiveness (loss)/gain	£(3)m	£3m	—	—	£(3)m	—	—	£2m
Fair value (loss)/gain arising on hedging instruments deferred to OCI	£(35)m	£(43)m	—	—	—	—	£(3)m	£108m
Fair value amounts reclassified to profit and loss	£58m	£44m	—	—	—	—	—	—
Maturity date	2025-29	2025-28	2025	—	2033	—	2028-43	2024-43
Weighted average interest rate	4.45%	4.43%	4.96%	—	SONIA	—	5.24%	4.62%
Weighted average FX rate[4]	1.14	1.13	—	—	1.17	—	1.24	1.23
Notes
1Relates to fix to fix Euro to GBP cross currency swaps designated as cash flow hedges.
2 Relates to float to fix GBP interest rate swaps.
3 This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet.
4 Weighted average FX rate is GBP against the currency in which the hedged item is presented.

Notes to the consolidated financial statements (continued)
24. Authorised and issued share capital

	Equity ordinary shares[1]	Nominal value £m
Authorised
At 1 January 2022	1,750,000,000	175
At 31 December 2022	1,750,000,000	175
At 31 December 2023	1,750,000,000	175
At 31 December 2024	1,750,000,000	175

Issued and fully paid
At 1 January 2022	1,224,459,550	122
Exercise of share options	125,700	—
Share cancellations	(83,157,954)	(8)
At 31 December 2022	1,141,427,296	114
Exercise of share options	85,900	—
At 31 December 2023	1,141,513,196	114
Exercise of share options	248,625	—
Share cancellations	(50,367,570)	(5)
At 31 December 2024	1,091,394,251	109
Note
1Ordinary shares have a par value of £0.10.
Company’s own shares
The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group’s share-based incentive plans.
The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2024 was 39,769 (2023: 490,646, 2022: 1,211,974), and £0.3 million (2023: £4 million, 2022: £10 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2024 was 12,591,893 (2023: 66,675,497, 2022: 70,489,953) and £104 million (2023: £502 million, 2022: £578 million) respectively.

Notes to the consolidated financial statements (continued)
25. Other reserves
Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2022	14	(577)	—	227	(336)
Foreign exchange differences on translation of foreign operations	—	—	—	408	408
Loss on net investment hedges	—	—	—	(141)	(141)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	38	—	38
Amounts reclassified to profit or loss	—	—	(38)	—	(38)
Share of other comprehensive income of associate undertakings	—	—	—	32	32
Share cancellations	8	—	—	—	8
Recognition and remeasurement of financial instruments	—	102	—	—	102
Share purchases – close period commitments	—	212	—	—	212
Balance at 31 December 2022	22	(263)	—	526	285
Foreign exchange differences on translation of foreign operations	—	—	—	(404)	(404)
Gain on net investment hedges	—	—	—	108	108
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(43)	—	(43)
Amounts reclassified to profit or loss	—	—	44	—	44
Share of other comprehensive income of associate undertakings	—	—	—	(1)	(1)
Recognition/derecognition of liabilities in respect of put options	—	198	—	—	198
Balance at 31 December 2023	22	(65)	1	229	187
Foreign exchange differences on translation of foreign operations	—	—	—	(70)	(70)
Loss on net investment hedges	—	—	—	(3)	(3)
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(35)	—	(35)
Amounts reclassified to profit or loss	—	—	58	—	58
Cost of hedging	—	—	(8)	—	(8)
Share cancellations	5	—	—	—	5
Net movement in own shares held by ESOP Trusts	—	—	—	(8)	(8)
Recognition/derecognition of liabilities in respect of put options	—	25	—	—	25
Balance at 31 December 2024	27	(40)	16	148	151
The capital redemption reserve relates entirely to share cancellations.
The equity reserve primarily relates to the recognition/derecognition of liabilities in respect of put option agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2023, the Company sold a portion of its ownership of FGS to KKR. As part of this transaction the previous put option granted to management shareholders was derecognised. During 2021, the Company entered into an agreement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was also recognised as a movement in the equity reserve in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.
The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.
The translation reserve comprises:

	2024 £m	2023 £m	2022 £m
Balance relating to continuing net investment hedges	(86)	(53)	(144)
Balance relating to discontinued net investment hedges	(38)	(68)	(85)
Balance relating to foreign exchange differences on translation of foreign operations	272	350	755
	148	229	526

Notes to the consolidated financial statements (continued)

26. Ordinary dividends
Amounts recognised as distributions to equity holders in the year:

	2024		2023		2022		2024	2023	2022
Per share	Pence per share						£m	£m	£m
Final dividend in respect of the prior year	24.4	p	24.4	p	18.7	p	263	262	203
Interim dividend in respect of the current year	15.0	p	15.0	p	15.0	p	162	161	162
	39.4	p	39.4	p	33.7	p	425	423	365
Proposed final dividend for the year ended 31 December 2024:

	2024		2023		2022
Per share	Pence per share
Final dividend	24.4	p	24.4	p	24.4	p
The payment of dividends will not have any tax consequences for the Group.
Final dividends are paid in the subsequent year to which they relate.
27. Acquisitions
The Group acquired a number of subsidiaries in the year and in the prior year. The net assets of the business acquired are reflected in the Group's financial statements at their fair value at acquisition date. The fair value of the consideration and the assets and liabilities acquired are summarised below.

	Fair value 2024 £m	Fair value 2023 £m
Intangible assets	17	141
Current assets	20	41
Other assets	—	3
Other liabilities	—	(49)
Other current liabilities	(8)	(37)
Other non-current liabilities	(4)	(6)
Deferred tax liabilities	(4)	(34)
Net Assets	21	59
Non-controlling interests	—	(2)
Goodwill	34	298
Consideration	55	355
Consideration satisfied by:
Cash	47	227
Payments due to vendors	8	128
Goodwill arising from acquisitions represents the value of synergies and assembled workforce to deliver services to our clients. Goodwill that is expected to be deductible for tax purposes is nil (2023: £62 million).
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. There were no newly acquired subsidiaries with non-controlling interests that are individually material to the Group.
The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2024 and the date the financial statements have been authorised for issue.

28. Disposals of subsidiaries
Disposal of FGS Global
On 7 August 2024, the Group announced its intention to dispose of its 50.4% investment in FGS Global ("FGS"). On 2 December 2024, the disposal of FGS to Kite Bidco Inc., an entity controlled by Kohlberg Kravis Roberts & Co. L.P. ("KKR") was completed. Cash consideration of £613 million was received on the completion date. In addition, as part of the disposal agreement, loans owing by FGS to WPP Group entities totalling £93 million were settled. These loans were included as Borrowings in the balance sheet of FGS at disposal and were settled separately to the cash consideration.

Notes to the consolidated financial statements (continued)
28. Disposals of subsidiaries (continued)

£m
Goodwill	448
Intangible assets	60
Right of use assets	59
Cash and cash equivalents[1]	93
Trade and other receivables	106
Accrued income	24
Other assets	29
Total assets	819

Borrowings	(93)
Lease liabilities	(74)
Deferred income	(16)
Trade and other payables	(93)
Deferred tax liabilities	(33)
Other liabilities	(3)
Total liabilities	(312)

Net assets	507

Non-controlling interests	(100)
Net assets disposed	407

Consideration received[1]	613

Gain on disposal before income tax and reclassification of foreign currency translation reserve	206
Reclassification of foreign currency translation reserve	69
Gain on disposal before income tax	275
Income tax expense on gain	(79)
Gain on disposal after income tax	196
Note
1Consideration received less cash and cash equivalents disposed is included within 'Disposals of investments and subsidiaries' in investing activities in the consolidated cash flow statement.
Other Disposals
Proceeds from the disposal of other investments and subsidiaries during the year, less cash and cash equivalents disposed, amounted to £33 million (2023: £99 million), which is included within 'Disposal of investments and subsidiaries' in investing activities in the consolidated cash flow statement.

29. Related party transactions
The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.
The following amounts were outstanding at 31 December 2024 and 2023:

	2024	2023
	£m	£m
Amounts owed by related parties	68	74

Amounts owed to related parties	(104)	(75)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2024 or 2023.

Notes to the consolidated financial statements (continued)
30. Reconciliation of profit before taxation to headline operating profit
Reconciliation of profit before taxation to headline operating profit:

	2024	2023	2022
	£m	£m	£m
Profit before taxation	1,031	346	1,160
Finance and investment income	(137)	(127)	(145)
Finance costs	417	389	359
Revaluation and retranslation of financial instruments	50	(7)	(76)
Profit before interest and taxation	1,361	601	1,298
(Earnings)/loss from associates	(36)	(70)	60
Operating profit	1,325	531	1,358
Goodwill impairment	237	63	38
Amortisation and impairment of acquired intangible assets	93	728	62
Other impairment charges	26	18	77
Restructuring and transformation costs	251	196	219
Property-related restructuring costs	26	232	18
(Gains)/losses on disposal of investments and subsidiaries	(322)	(7)	36
Gain on disposal of property	(7)	—	—
Other transaction costs	10	—	—
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	—	(66)
Legal provision charges/(gains)	68	(11)	—
Headline operating profit	1,707	1,750	1,742
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit, which are included in Note 3: Costs of services and general and administrative costs.

31. Events after the reporting period
There were no events after the reporting period that require disclosure.