Form 20-F/A
period 2024-12-31
WPP plc
filed 2025-07-25
CIK 806968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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

Explanatory Note

WPP plc (the “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its annual report on Form 20-F for the fiscal year ended December 31, 2024, as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2025 (the “Original Filing”), solely for the purpose of correcting typographical errors in Exhibit 8.1 of Item 19 regarding the Company’s subsidiaries.

In addition, the Company is including in this Amendment No. 1 currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, which are attached hereto as Exhibits 12.3 and 12.4, respectively.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing, or March 28, 2025. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any event that has occurred after the filing of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s filings with the SEC subsequent to the filing of the Original Filing.

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

Exhibit No.	Exhibit Title
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

8.1	List of Subsidiaries 2024 - Amended**

11	WPP plc Dealing Code*

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

12.3	Certification of Chief Executive Officer - Amended**

12.4	Certification of Chief Financial Officer - Amended**

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.*

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.*

14.1	Consent of Independent Registered Public Accounting Firm - PwC (for WPP plc and subsidiaries).*

14.2	Consent of Independent Registered Public Accounting Firm - Deloitte (for WPP plc and subsidiaries).*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

97	The WPP Compensation Recovery Policy, dated 1 December 2023.*

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
 _________________
*    Incorporated by reference with the corresponding exhibit number from the 20-F filed March 28, 2025.
**    Filed herewith.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

WPP plc

By:	/s/ Joanne Wilson
Joanne Wilson Chief Financial Officer
25 July 2025