Form 20-F
period 2025-12-31
WPP plc
filed 2026-03-19
CIK 806968

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31 2025
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
At December 31, 2025, the number of outstanding ordinary shares was 1,078,802,358 which included at such date 102,214,300 ordinary shares represented by 20,442,860 ADRs.
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

Forward-Looking Statements
The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for the Company's products and services; changes in client advertising, marketing and corporate communications requirements; the Company's inability to realise the future anticipated benefits of acquisitions; failure to realise the Company's assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of the Company's clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in the Company's business; risks related to the Company's environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of the Company's control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Overview
WPP plc (the Company) and its subsidiaries (together the Group) brings together media intelligence, data solutions, creative services, production capabilities, enterprise solutions and strategic counsel on a national, multinational and global scale. At 31 December 2025, the Group, excluding associates, had 98,655 employees. For the year ended 31 December 2025, the Group had revenue of £13,550 million and operating profit of £382 million.
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
Economic Risk
Adverse economic conditions, including those caused by conflicts, severe and sustained inflation and currency volatility in key markets where we operate, tariffs and other trade barriers, supply chain issues including around resilience affecting the distribution of our clients’ products and/or disruption in credit markets, pose a risk our clients
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
Geopolitical Risk
Geopolitical tensions and an increase in conflicts continue to have a destabilising effect in our markets and across geographical regions. Alongside an adverse effect upon the economic outlook, there is a general erosion of trust in institutions and - in relation to global cooperation and integration – an increasing political focus both on national interests and regional convergence. Such factors and economic conditions may be reflected in our clients’ confidence in making longer-term investments and commitments in marketing spend.
Actual and threatened geopolitical tension and conflicts lead to greater uncertainty, supply chain risk and economic instability, and a general lack of confidence for many of our clients who are inclined to scale back, delay or cancel their marketing plans and budgets.

Principal Risk	Potential impact
Strategic Plan
The failure to successfully execute the strategic plan published in February 2026 to simplify and integrate our client proposition, restore growth and drive long-term value, including the failure to simplify our operating model and strengthen execution as well as transform our go-to-market strategy. Failure also to unlock the target cost savings which will enable a reallocation of investment to the growth building blocks and implementation of the updated approach to capital allocation, both of which underpin the strategic plan.	A failure or delay in implementing the strategic plan or distracting teams from winning or growing market share may have a material adverse effect on our market share and our business, revenues, results of operations, financial condition or prospects.
AI
Failure to adapt to the pace of change in the tech landscape and AI and to optimise, deploy and engage clients in the suite of products offered by WPP Open, our agentic marketing platform, may impact the overall operation of the business.

WPP may incur costs when ensuring it can comply with the introduction of AI laws and regulations, including the EU AI Act. This would be through review of IT systems and processes, which may require refinement or amendment, to ensure regulation can be adhered to.

IP laws, and in particular the analysis of copyright infringement, are evolving in generative AI specifically. Where AI is used in client deliverables, IP infringement risk, in particular copyright infringement risk, must be assessed in the context of the underlying data sets used in the creation of client work.

The use of AI agents within our operations, particularly in client-facing or decision-making roles, introduces risks related to unintended or erroneous outputs, lack of transparency in their decision-making processes, or the potential for misuse if compromised.
Without the automation and efficiency gains offered by generative AI, and AI more broadly, we may experience increased costs and inefficiencies in our operations, impacting profitability and competitiveness.

Clients expect us to use generative AI-driven tools and technologies in our services and deliverables and are increasingly able to purchase and use licences to such tools and technologies themselves. If we fail to optimise and deploy the suite of products offered by WPP Open and/or fail to continue to advance and evolve our commercial model around end-to-end marketing (planning, media, production and commerce) and WPP Open’s ability to connect people, tools, data and intelligence to deliver that, we may struggle to keep up with these demands, leading to decreased relevance and effectiveness of our services and deliverables for clients, and allow an opportunity for AI vendors to contract directly with our clients.

Falling behind new and emerging competitors leveraging the opportunities AI offers to gain a competitive advantage could result in lost market share, decreased revenue and reduced profitability.

Generated materials may infringe third-party IP resulting in legal costs and client reputation impact.

Client dissatisfaction, reputational damage and financial penalties could result if AI agents act outside established ethical guidelines or regulatory frameworks.

IT and Systems
We continue to undertake a series of IT programmes devised to prioritise the most critical changes necessary to support WPP’s strategic plan while maintaining the operational performance and security of core systems.
WPP is reliant on third parties for the performance of a significant portion of its worldwide information technology and operations functions.

Failures or delays in providing these functions could have an adverse effect on our business.

Any failure or delay in implementing the IT programmes may have a material adverse effect upon the overall strategic plan and the realisation of key targeted benefits and savings.

Disruption and unavailability of critical systems may lead to disruption in our operations and client service delivery.

Principal Risk	Potential impact
Client Loss
We compete for clients in a highly competitive industry which is continuously evolving and undergoing structural change and advancements in AI, data and technology. Client net loss to competitors, or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending, or to new entrants who offer clients a licence to create content or personalise at scale, could have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

The competitive landscape in our industry is constantly evolving and the role of more traditional services and operators in our sector who have not successfully diversified or restructured is being challenged. Competitors include multinational advertising and marketing communication groups, marketing services companies, professional services, consultants and consulting internet companies and new entrants.

Client contracts can generally be terminated on 90 days’ notice or are on an assignment basis and clients put their business up for competitive review from time to time.

The ability to attract new clients and to retain or increase the amount of work from existing clients may be impacted if we fail to react quickly enough to demand changes in the market and to evolve our structure and commercial model around end-to-end marketing, or as a consequence of any loss of reputation, and may be limited by clients’ policies on conflicts of interest.

Client Concentration
We receive a significant portion of our revenues from a limited number of large clients and the net loss of one or more of these clients or of a major assignment with them could have a material adverse effect on our prospects, business, financial condition and results of operations.	A relatively small number of clients contribute a significant percentage of our consolidated revenues. Our ten largest clients accounted for 21.4% of net sales in the year ended 31 December 2025.

Clients can reduce their marketing spend, terminate contracts or cancel projects on short notice. The loss of one or more of our largest clients or of a major assignment with them, if not replaced by new accounts or an increase in business from existing clients, would adversely affect our financial condition.

People, Culture and Succession
Our performance could be adversely affected if we: do not react quickly enough to changes in our market; fail to attract and develop key media, creative, production, technology and management talent; are unable to retain and incentivise key talent; or are unable to adapt to new ways of working including through workforce responsive to, for example, the incorporation into team architecture and management of intelligent systems and capabilities, and accountabilities required for that.
We are highly dependent on the talent, creative abilities and technical skills of our people as well as their relationships with clients.

We are vulnerable to the loss of people to competitors (traditional and emerging) and clients, leading to disruption to the business.
Cyber and Information Security
WPP has in the past, and may in the future, experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk has increased as the prevalence and sophistication of generative AI means there are both human and AI-generated attacks. Attackers are increasingly leveraging AI and agentic systems to automate and scale their offensive capabilities, leading to the deployment of more sophisticated, evasive and rapidly evolving cyber threats.

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

The imposition of sanctions and the associated geopolitical situation following conflicts continue to trigger an increase in cyber attacks generally.

AI enables attackers to develop highly customised and adaptive attack vectors, making them difficult to detect and defend against using traditional security tools. Automation through AI can significantly amplify the scale and speed of attacks, overwhelming our human defensive response capacities. AI can help attackers identify and exploit weaknesses in defensive systems more effectively. AI-generated content (for example, deepfakes or highly personalised phishing emails) can make social engineering attacks far more convincing and widespread.
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
Internal Financial Controls
Our performance could be adversely impacted if we fail to ensure adequate internal control procedures are in place. If material weaknesses are identified, they could adversely affect our results of operations, investor confidence in WPP and the market price of our ADRs and ordinary shares.

Failure to ensure that our agencies have robust control environments, or that the services we provide and trading activities within WPP are compliant with client obligations, could adversely impact client relationships and business volumes and revenues.
If material weaknesses in internal controls are discovered or occur in the future, our ability to accurately record, process and report financial information and, consequently, our ability to prepare financial statements within required time periods, could be adversely affected.
In addition, the Group may be unable to maintain compliance with the federal securities laws and NYSE listing requirements regarding the timely filing of periodic reports. Any of the foregoing could cause investors to lose confidence in the reliability of our financial reporting, which could have a negative effect on the trading price of WPP’s ADRs and ordinary shares.

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

–WPP has experienced in the past, and may again in the future, a system breakdown or intrusion that could have a material adverse effect on our business, revenues, results of operations, financial condition or prospects

–Restrictions or limitations on international data transfers could have an adverse effect on our business and operations

–Misuse or unintended consequences of AI technologies could lead to breaches of data privacy, reputational damage and regulatory scrutiny

Taxation
WPP’s tax charge could be adversely impacted by new tax rules, changes to the application of existing rules or higher tax rates.

The global tax environment remains highly complex and subject to frequent regulatory changes and evolving interpretations. These dynamics present inherent compliance risks.	Changes in local or international tax rules and rates, changes arising from the application of existing rules, new demands and assessments or challenges by tax authorities, may expose us to significant additional tax liabilities or impact the carrying value of our deferred tax assets, which would affect the future tax charge and our liquidity position.

Failure to comply with local and international tax rules could result in financial penalties, reputational damage and can compromise relationships with local tax authorities.

Regulatory
We are subject to strict anti-corruption, anti-bribery, anti-fraud and anti-trust legislation and enforcement in the countries in which we operate.
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

Principal Risk	Potential impact
Sanctions
We are subject to the laws of the US, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.	Failure to comply with these laws could expose us to civil and criminal penalties including fines and the imposition of economic sanctions against us, and reputational damage and withdrawal of banking facilities which could materially impact our results.
Civil liabilities or judgments against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.	The Company is a public limited company incorporated under the laws of Jersey. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the United States courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.
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

Increased investment may also be required to renovate and electrify buildings, embed sustainability in AI development and develop internal ESG reporting capacity and capabilities.

In addition, carbon-emission accounting methodologies continue to evolve. This may result in the need for future emissions restatements to reflect measurement changes.

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

ITEM 4. INFORMATION ON THE COMPANY
At 31 December 2025, the Company's reportable segments were Global Integrated Agencies, Public Relations and Specialist Agencies, which reflected the way in which performance was reviewed and resources were allocated in 2025. The largest reportable segment was Global Integrated Agencies, which accounted for 88% of the Company’s revenues in 2025. The remaining 12% of our revenues were derived from the reportable segments of Public Relations and Specialist Agencies. The Company has a presence in more than 100 countries. It employs approximately 98,655 people.
The Company’s ordinary shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange and American Depositary Shares (which are evidenced by American Depositary Receipts (ADRs) or held in book-entry form) representing deposited ordinary shares are listed on the New York Stock Exchange (NYSE). At 31 December 2025 the Company had a market capitalisation of £3,684 million.
The Company’s executive office is located at Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL, Tel: +44 (0)20 7282 4600 and its registered office is located at 22 Grenville Street, St Helier, Jersey, JE4 8PX.

A. History and Development of the Company
The Company was incorporated in Jersey on 25 October 2012 under the name WPP 2012 plc.
On 2 January 2013, under a scheme of arrangement between WPP 2012 Limited (formerly known as WPP plc), the former holding company of the Group, and its shareholders pursuant to Article 125 of the Companies (Jersey) Law 1991, and as sanctioned by the Royal Court of Jersey (the Jersey Court), the Company, being a Jersey incorporated and United Kingdom tax resident company, became the new parent company of the WPP Group and adopted the name WPP plc.
In April 2025, the Company acquired 100% of the ordinary share capital of Cognitive Logic Inc. (“InfoSum”), a data collaboration platform. In May 2025, WPP Media replaced GroupM as the name of WPP’s global media company. WPP Media’s agencies Mindshare, Wavemaker and EssenceMediacom continue to provide clients with dedicated teams as brands within WPP Media, leveraging common capabilities, technology and support functions.
In February 2026, the Company announced the simplification of its structure into four operating units: WPP Media, WPP Production, WPP Enterprise Solutions and WPP Creative:
•WPP Media brings together AI-driven media, data and partnership capabilities to deliver creative personalisation at scale.
•WPP Production, which was launched in February 2026, unifies WPP's production capabilities into a single global operating unit, to deliver content at speed and scale.
•WPP Enterprise Solutions will bring together customer experience, commerce, CRM, content transformation and technology and data platforms into a unified global operating unit.
•WPP Creative will be the home of WPP's iconic agencies including VML, Ogilvy, Burson, AKQA, Landor, Design Bridge and Partners, connected through a unified leadership structure and WPP Open.
These changes require a reassessment of the Group’s operating and reportable segments. Discrete financial information is not yet readily available for all four operating units at the date of the publication of this report. Any supplemental revenue data on a standalone operating unit basis will be provided as appropriate.
The Company had net payments of £177 million, net proceeds of £313 million and net payments of £138 million for each of the years ended 31 December 2025, 2024 and 2023 respectively, related to acquisitions and disposals, including proceeds on disposal of investments and subsidiaries, contingent consideration payments resulting from acquisitions in prior years and net of cash and cash equivalents disposed. Cash spent on purchases of property, plant and equipment and intangible assets was £186 million, £236 million and £217 million for each of the years ended 31 December 2025, 2024 and 2023, respectively. Cash spent on share repurchases and buybacks was £97 million, £82 million and £54 million for each of the years ended 31 December 2025, 2024 and 2023, respectively.
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
B. Business Overview
Introduction
WPP is organised in three reportable segments: Global Integrated Agencies, Public Relations and Specialist Agencies.
Information on our segments is set forth on page 12 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.1.
In February 2026, the Company announced an update to its organisational structure, as noted in Item 4A of this Annual Report on Form 20-F. The Company's reportable segments as described above remained in place during the year ended 31 December 2025. The impact of the change in organisational structure on the Company's operating and reportable segments in 2026 is described in the Accounting Policies section of the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
WPP Head Office
The core functions of WPP, with the principal executive office in London, are to develop the strategy of the Company, coordinate the provision of services to cross-company clients, perform a range of cross-company functions in areas such as new business, talent recruitment and development, training, IT, finance, audit, legal and compliance, mergers & acquisitions

(M&A), property, sustainability, investor relations and communications, promote best practice in areas such as our agencies’ approach to drive operating efficiencies and monitor the financial performance of WPP’s operating companies.
Our Strategic Approach
Information on our strategic approach is set forth on pages 10 to 13 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.1.
Clients
Information on our clients is set forth on page 20 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.2.
Government Regulation
Information on our government regulation is set forth on pages 39 to 42 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.3.
IT
Information on our IT is set forth on page 42 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.3.
C. Organizational Structure
The Company’s core structure brings together media intelligence, data solutions, creative services, production capabilities, enterprise solutions and strategic counsel on a national, multinational and global scale. It has a presence in more than 100 countries. For a list of the Company’s subsidiary undertakings and their country of incorporation see Exhibit 8.1 to this Form 20-F.
D. Property, Plant and Equipment
The majority of the Company’s properties are leased, although certain properties which are used mainly for office space are owned. Owned properties are in Latin America (Argentina, Brazil, Mexico, Peru and Puerto Rico), India and in the UK. Principal properties include office space at the following locations:

Location	Use	Approximate square footage
3 World Trade Center, New York, NY	WPP Media, VML, AKQA, Grey, Burson, Spec Comm, Specialist PR, Landor, Ogilvy, Hogarth, Design Bridge & Partners, WPP	691,000
636 Eleventh Avenue, New York, NY	100% vacant held for disposition	564,000
Volklinger Strasse, Dusseldorf	Grey, Burson, WPP Media, Hogarth, Ogilvy, VML, Thjnk, WPP	407,000
399 Heng Feng Road, Zhabei, Shanghai	WPP Media, Ogilvy, Burson, GTB, VML, Hogarth, Peclers, WPP	385,000
26 Rios Rosas Street, Madrid Campus	Axicom, Burson, David, Design Bridge & Partners, Financeplus, WPP Media, Hogarth, Ogilvy, VML (including TCK, VML Health, VML MAP), WPP	382,000
The Orb at Sahar, Andheri East, Mumbai	WPP Media, Ogilvy, Grey, Landor, VML, Burson, Hogarth, WPP	374,000
3 Columbus Circle, New York, NY	100% vacant held for disposition	340,000
Tower B, DLF Cyber Park, Gurugram	WPP Media, Ogilvy, VML, Hogarth, Grey, Burson, AKQA, WPP	340,000
971 Mofarrej Avenue, Sao Paulo	VML, Mutato, Marketdata, Match, Corebiz, Enext, Pmweb, DTI, Jussi, Ogilvy, Grey, WMS, i-Cherry, Essence Mediacom, OpenX, Hogarth, Studio X, Burson, Ideal Axicom, WPP	324,000
145-149 rue Anatole France, Levallois-Perret, Paris	Axicom, Burson, WPP Media, Hogarth, Landor, Ogilvy, Peclers, VML, WPP	302,000
Via Lodovico il Moro/ Via Giuglio Richard 3, Milan	AKQA, Axicom, WPP, Burson, Grey, WPP Media, Hogarth, Landor, Ogilvy, VML Health, VML, WPP	283,000
333 North Green Street, Chicago, IL	WPP Media, Ogilvy, VML, Burson, Hogarth, Landor, Spec Comm, Specialist PR, WPP	271,000

Location	Use	Approximate square footage
125 Queens Quay, Toronto	WPP Media, VML, Ogilvy, AKQA, Burson, Hogarth, Landor, Spec Comm, WPP	265,000
1 Southwark Bridge Road, London	WPP Media	244,000
Libertador Building, Buenos Aires Campus	Recently completed construction, currently vacant and being marketed for disposal	240,000
Sea Containers House, Upper Ground, London SE1	VML, WPP, Hogarth, Ogilvy, Design Bridge, Landor	225,000
Bubenska 1, Prague	VML, WPP Media, Ogilvy, WPP	206,000
2 Southwark Bridge Road, Rose Court Campus, London	WPP Media, Burson, WPP, Grey, Ogilvy, Axicom	181,000
The Company considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used.
At 31 December 2025, we had approximately 73,000 of our people based in 49 campuses as compared to 2024, when we had approximately 68,000 of our people based in 47 campuses.
See note 10 to the consolidated financial statements for a schedule by years of lease payments at 31 December 2025 and 31 December 2024.
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Certain Non-GAAP measures included in this operating and financial review and prospects have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These include constant currency, like-for-like, headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), adjusted operating cash flow, adjusted free cash flow, adjusted net cash flow, adjusted net debt and average adjusted net debt, share of profit before interest and taxation of associates, share of adjusting items of associates, share of interest and non-controlling interests of associates, and share of taxation of associates which we define, explain the use of and reconcile to the nearest IFRS measure on pages 12 to 16.
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

A. Operating Results

Key IFRS Measures
	Reported		Reported change %+/(-)
	2025	2024	2025	2024
	£m	£m	%	%
Revenue	13,550	14,741	(8)%	(1)%
Operating profit	382	1,325	(71)%	150%
(Loss)/profit for the year	(172)	629	(127.3)%	219.3%
Net cash inflow from operating activities	724	1,408	(49)%	14%
Other information on our operating results is set forth on page 26 to 30 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.4.
For a discussion of the year ended 31 December 2024 compared to the year ended 31 December 2023, please refer to "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended 31 December 2024.
B. Liquidity and Capital Resources
Information on our liquidity and capital resources is set forth on page 30 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.4.
For a breakdown of the Company’s sources and uses of cash and for the Company’s liquidity risk management see the “Consolidated Cash Flow Statement” and notes 9, 18 and 23, which are included as part of the Company’s consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
At 31 December 2025, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors. WPP Air 1 Limited, WPP 2008 Limited and WPP 2012 Limited were discharged as guarantors effective 18 December 2025.
At 31 December 2025, WPP Finance 2010 had in issue $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
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

Basis of Presentation

The summarised financial information below is presented on a combined basis with intercompany balances and transactions between entities in the obligor group eliminated. Investments in and equity in the earnings of our non-guarantor subsidiaries, which are not members of the obligor group, have been excluded from the summarised financial information. The obligor group’s amounts due to, amounts due from and transactions with non-guarantor subsidiaries have been presented in separate line items, if they are material to the obligor financials.

For the year ended 31 December 2025, £m
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc (parent guarantor) and Applicable Subsidiary Guarantors (the “obligor group”)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

Revenue	—
Costs of services	—
Gross profit	—
Administrative income due from non-guarantors	230
Earnings/(loss) from associates - after interest and tax	—
Finance and investment income from non-guarantors	220
Finance costs to non-guarantors	(737)
Loss for the year	(539)

Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc (parent guarantor) and Applicable Subsidiary Guarantors (the “obligor group”)

WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors
Due from Non-Guarantors-long term	2,919
Non-current assets	3,405
Due from Non-Guarantors-short term	1,802
Current assets	1,901
Due to Non-Guarantors-short term	(15,579)
Current Liabilities	(15,684)
Due to Non-Guarantors-long term	—
Non-current liabilities	(451)
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
For information regarding the trends in the Company's business, see Item 5A Operating Results and Item 5B Liquidity and Capital Resources above.

E. Critical Accounting Estimates
Not applicable. The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. A summary of the Group’s principal accounting policies is provided in the Accounting Policies section of the consolidated financial statements.
Non-GAAP Measures
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
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2025 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.
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
The following table reconciles reported revenue growth for the year ended 31 December 2025 and 2024, including like-for-like revenue growth for the same period:

	Revenue
	£m	%
2023 Reported	14,845
Impact of exchange rate changes	(473)	(3.2)
Impact of acquisition	30	0.2
Like-for-like growth	339	2.3
2024 Reported	14,741	(0.7)
Impact of exchange rate changes	(266)	(1.8)
Impact of acquisitions and disposals	(402)	(2.7)
Like-for-like growth	(523)	(3.6)
2025 Reported	13,550	(8.1)
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains).
The material adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 3 to the consolidated financial statements and are components of operating profit.
A tabular reconciliation of profit before taxation to headline operating profit is provided in note 29 to the consolidated financial statements.
Headline PBIT
Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Headline PBIT is calculated as profit before net finance costs, taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains) and share of adjusting and other items for associates.
A tabular reconciliation of profit before taxation to headline PBIT is shown below.

	Year ended 31 December
	2025	2024	2023
	£m	£m	£m
Profit before taxation	131	1,031	346
Finance and investment income	(78)	(137)	(127)
Finance costs	352	417	389
Revaluation and retranslation of financial instruments	16	50	(7)
Profit before interest and taxation	421	1,361	601
Goodwill impairment	641	237	63
Amortisation and impairment of acquired intangible assets	61	93	728
Other impairment charges	5	26	18
Restructuring and transformation costs	68	251	196
Property-related restructuring costs	127	26	232
Gains on disposal of investments and subsidiaries	(6)	(322)	(7)
Gain on disposal of property	—	(7)	—
Other transaction costs	—	10	—
Legal provision charges/(gains)	43	68	(11)
Share of adjusting and other items for associates	—	4	(33)
Headline PBIT	1,360	1,747	1,787
Headline PBT
Headline PBT is one of the metrics that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, gains/losses on disposal of property, goodwill impairment, amortisation and impairment of acquired intangible assets, other impairment charges, restructuring and transformation costs, property-related restructuring costs, other transaction costs, and legal provision charges/(gains), share of adjusting and other items for associates, and revaluation and retranslation of financial instruments.
A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Year ended 31 December
	2025	2024	2023
	£m	£m	£m
Profit before taxation	131	1,031	346
Goodwill impairment	641	237	63
Amortisation and impairment of acquired intangible assets	61	93	728
Other impairment charges	5	26	18
Restructuring and transformation costs	68	251	196
Property-related restructuring costs	127	26	232
Gains on disposal of investments and subsidiaries	(6)	(322)	(7)
Gain on disposal of property	—	(7)	—
Other transaction costs	—	10	—
Legal provision charges/(gains)	43	68	(11)
Share of adjusting and other items for associates	—	4	(33)
Revaluation and retranslation of financial instruments	16	50	(7)
Headline PBT	1,086	1,467	1,525

Adjusted operating cash flow, Adjusted free cash flow and Adjusted net cash flow
The Group bases its internal cash flow objectives on adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow.
Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage, and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.
Adjusted operating cash flow is calculated as cash used in/generated by operations plus investment income received, and share option proceeds, less repayment of lease liabilities, interest paid on lease liabilities, and purchases of property, plant and equipment and purchases of intangible assets.
Adjusted free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition-related payments, dividend payments to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.
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
Adjusted net cash flow is meaningful to investors because it is the measure of the Group’s funds available for debt repayment or to increase cash on hand after acquisition-related payments, dividend payments to shareholders and share repurchases. The purpose of presenting adjusted net cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure) and after acquisitions, dividend payments to shareholders and share repurchases.
Adjusted net cash flow is calculated as adjusted free cash flow (as defined above) plus disposal proceeds, less net initial acquisition payments, dividends and share purchases.

A tabular reconciliation of adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow is shown below.

	Year ended 31 December
	2025	2024	2023
	£m	£m	£m
Net cash inflow from operating activities	724	1,408	1,238
Corporation and overseas tax paid	398	392	395
Interest paid on lease liabilities	95	95	103
Other interest and similar charges paid	282	306	275
Interest received	(97)	(109)	(116)
Investment income	(13)	(11)	(13)
Dividends from associates	(45)	(31)	(43)
Contingent consideration liability payments recognised in operating activities	21	10	6
Cash generated by operations	1,365	2,060	1,845
Purchases of property, plant and equipment	(91)	(189)	(177)
Purchases of intangible assets	(95)	(47)	(40)
Repayment of lease liabilities	(242)	(282)	(259)
Interest paid on lease liabilities	(95)	(95)	(103)
Investment income	13	11	13
Share option proceeds	—	2	1
Adjusted operating cash flow	855	1,460	1,280
Corporation and overseas tax paid	(398)	(392)	(395)
Other interest and similar charges paid	(282)	(306)	(275)
Interest received	97	109	116
Dividends from associates	45	31	43
Contingent consideration liability payments	(65)	(97)	(31)
Dividends paid to non-controlling interests in subsidiary undertakings	(50)	(67)	(101)
Adjusted free cash flow	202	738	637
Net disposal proceeds	22	667	122
Net initial acquisition payments	(147)	(153)	(280)
Dividends	(343)	(425)	(423)
Share purchases	(97)	(82)	(54)
Adjusted net cash flow	(363)	745	2
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt is defined as cash and cash equivalents, bank overdrafts, current and non-current borrowings, derivative financial instruments hedging debt items, and excludes lease liabilities, contingent consideration and deferred consideration liabilities in respect of the Group’s mergers and acquisitions activities. Average adjusted net debt represents the rolling 12-month average of the Group's monthly adjusted net debt balances.
The definition of adjusted net debt and average adjusted net debt have been updated to include the impact of derivative financial instruments that hedge debt items as management believes this provides a more accurate representation of the adjusted net debt levels of the Group. Prior year comparatives and related metrics (ie. the average adjusted net debt to headline EBITDA ratio) have been re-presented for this new definition.

The following table is an analysis of adjusted net debt:

	2025	2024	2023
	£m	£m	£m
Cash and cash equivalents	2,694	2,638	2,218
Current borrowings	(822)	(584)	(946)
Non-current borrowings	(4,114)	(3,744)	(3,775)
Derivative financial instruments	75	(52)	31
Adjusted net debt[1]	(2,167)	(1,742)	(2,472)
Average adjusted net debt[1]	(3,404)	(3,506)	(3,631)
1 Prior year comparatives have been re-presented in accordance with the updated adjusted net debt definition
Average adjusted net debt for 31 December 2025, 31 December 2024 and 31 December 2023 represents the average for the 12-month period ended 31 December 2025, 31 December 2024 and 31 December 2023 respectively.
Components of earnings from associates
Management reviews the 'earnings from associates' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the income statements of the associate undertakings. Management applies consistent principles in determining items adjusted from headline profit as with subsidiaries.
The following table is an analysis of earnings from associates and underlying component movements:

	2025	2024	2023
	£m	£m	£m
Share of profit before interest and taxation	46	43	48
Share of adjusting and other items for associates	—	(4)	33
Share of interest and non-controlling interests	6	10	2
Share of taxation	(13)	(13)	(13)
Earnings from associates	39	36	70
Share of adjusting and other items for associates was nil for the year ended 31 December 2025 (2024: £(4) million, 2023: £33 million). For the year ended 31 December 2025, share of adjusting and other items for associates included £2 million (2024: £2 million, 2023: £45 million) of non-refundable distributions received from Kantar, described in note 4 to the consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management

The Directors and Executive Officers of the Company are provided in the table below. Information on our board is set forth on pages 66 to 68 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5.

Name	Age	Position(s) Held
Philip Jansen	59	Chair
Cindy Rose OBE	60	Chief Executive Officer
Joanne Wilson	50	Chief Financial Officer
Angela Ahrendts DBE	65	Senior Independent Director, Non-Executive Director
Simon Dingemans	62	Non-Executive Director
Sandrine Dufour	59	Non-Executive Director
Tom Ilube CBE	62	Non-Executive Director
Keith Weed CBE	64	Non-Executive Director

Jasmine Whitbread	62	Non-Executive Director
Dr. Ya-Qin Zhang	60	Non-Executive Director

B. Compensation
Directors’ Compensation
Information on the Company's directors' compensation is set forth on pages 93 to 131 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.8.
C. Board Practices
Board Attendance
Board and Committee meeting attendance can be found on page 77 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5.
Role of the Board
The role of the Board is set forth on page 71 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5.
Re-election
Information on the Company's directors' re-election are set forth on page 78 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5.
Service contracts
The Company’s policy on Executive Directors’ service contracts is that they should be on a rolling basis without a specific end date. The effective dates and notice periods under the current Executive Directors’ service contracts are shown below:

	Effective from	Notice period
Cindy Rose	1 September 2025	12 months
Joanne Wilson	19 April 2023	12 months
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
Compensation Committee
During 2025, there were five scheduled and ten unscheduled Compensation Committee meetings. A table of Board and Committee attendance can be found on page 77 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5
The Committee members have no personal financial interest (other than as a shareholder as disclosed on page 127 in Exhibit 15.8) in the matters to be decided by the Committee, potential conflicts of interest arising from cross-directorships, or day-to-day involvement in running the Group’s businesses. The terms of reference for the Compensation Committee are available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
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
Advisors to the Compensation Committee
Information on the Company's advisors to the compensation committee are set forth on page 115 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.8.
External advisors
Information on the Company's external advisors are set forth on page 115 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.8.
Changes in Executive Directors
Information on the changes in executive directors are set forth on pages 115 to 116 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.8.

Audit Committee
Information on the Company's Audit Committee are set forth on pages 84 to 90 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.6.
Additional committee responsibilities and key areas of focus in 2025 directly related to the 20-F filing requirements include:
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
Internal Audit
Information on the Company's internal audit are set forth on page 86 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.6.

Risk Management and Internal Controls
Information on the Company's risk management and internal controls are set forth on page 87 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.6.
Board Performance Review
Information on the Company's Board performance review are set forth on page 81 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5.
D. Employees
The assets of communications services businesses are primarily their employees, and the Company is highly dependent on the talent, creative abilities and technical skills of its personnel and the relationships its personnel have with clients. The Company believes that its operating companies have established reputations in the industry that attract talented personnel. However, the Company, like all communications services businesses, is vulnerable to adverse consequences from the loss of key employees due to the competition among these businesses for talented personnel. Information on the number of employees can be found in note 5 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
E. Share Ownership
Information on the Company's share ownership are set forth on page 184 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.7.
Executive directors’ interests, shareholding requirements, and non-executive's directors' interests are set forth on page 126 and 127 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.8.
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

		12 March 2026[1]		21 March 2025[1]		15 March 2024[1]
BlackRock Inc.	9.84%	106,395,505	10.00%	107,907,698	8.33%	89,538,830
FIL Limited	8.92%	96,205,988	*	*	*	*
Mondrian Investment Partners Limited	5.63%	60,760,531	*	*	*	*
RWC Asset Management LLP	5.25%	56,604,455	*	*	*	*
Schroders Plc	5.07%	54,681,857	*	*	*	*
Hotchkis & Wiley Capital Management, LLC	5.04%	54,385,055	*	*	*	*
Silchester International Investors LLP	5.03%	54,288,349	5.03%	54,288,349	5.03%	54,288,349
Harris Associates L.P.	*	*	*	*	5.07%	54,509,450
*The Company has not been notified of any interests in the issued ordinary capital of the Company in excess of 5.0%.
1Interests as at date of notification
The disclosed interests refer to the respective combined holdings of those entities and to interests associated with them. None of these shareholders have voting rights that are different from those of the holders of the Company’s ordinary shares generally. As far as WPP is aware, it is neither directly nor indirectly owned or controlled by one or more corporations or by any government, or by any other natural or legal persons severally or jointly.
The number of outstanding ordinary shares at 31 December 2025 was 1,078,802,358 which included at such date the underlying ordinary shares represented by 20,442,860 ADSs. 224 shareholders of record of WPP ordinary shares were US residents at 31 December 2025.
The geographic distribution of the Group's share ownership at 31 December 2025 is presented below:

United Kingdom	28.6%
United States	50.5%
Rest of World	20.9%
Total	100.0%

B. Related Party Transactions
The Group enters into transactions with its associate undertakings, primarily in relation to pass-through billing arrangements.
There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2025 or 2024.
See note 28 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
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
B. Significant Changes
See note 30 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
The Company has ordinary shares (trading symbol: WPP) listed on the London Stock Exchange and ADSs for such ordinary shares (trading symbol: WPP) listed on the New York Stock Exchange.
The Depositary held 102,214,300 ordinary shares at 31 December 2025, approximately 9.47% of the outstanding ordinary shares, represented by 20,442,860 outstanding ADSs.
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
C. Material Contracts
The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this Form 20-F which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which is, or may be, material to the WPP Group as at the date of this Form 20-F:
(i) On 7 September 2012, WPP Finance 2010 issued US$300,000,000 5.125% guaranteed senior notes due September 2042. These notes were issued under the Indenture dated as of 21 November 2011, as supplemented by the Third Supplemental Indenture, dated as of 7 September 2012, among WPP Finance 2010 as issuer, WPP 2012 Limited (formerly known as WPP plc), WPP Air 1, WPP 2008 Limited and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default (including cross-default). It also contains a restriction on the Issuer or any of the guarantors of the notes (now being WPP plc, WPP Jubilee Limited and WPP 2005 Limited) consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants in the Indenture also include a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the guarantors in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $28,422,000 5.125% guaranteed senior notes due September 2042. In May 2019, WPP Finance 2010 repurchased and cancelled $178,744,000 5.125% guaranteed senior notes due September 2042;
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
(iii) On 12 November 2013, WPP Finance 2010 issued US$500,000,000 5.625% guaranteed senior notes due November 2043. These notes were issued under the Indenture dated as of 12 November 2013, as supplemented by the First Supplemental Indenture dated as of 12 November 2013, among WPP Finance 2010 as issuer, WPP plc, WPP Jubilee Limited, and WPP 2005 Limited as guarantors, Wilmington Trust, National Association as trustee, Citibank, N.A., as security registrar and Principal Paying Agent and Citibank, N.A., London Branch as Paying Agent. The indenture contains events of default (including a cross-default). It also contains a restriction on the Issuer or any of the guarantors consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the notes and gives certain certificates and indemnities. The covenants in the Indenture also include a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The holders of the notes have the right to require the Issuer to repurchase the notes at a price equal to 101% of the principal amount of the notes in the event that there is a Change of Control of WPP plc and the notes lose their investment grade rating. The Indenture also contains a joint and several indemnity from the Issuer and the guarantors in favour of the Trustee. During 2018 WPP Finance 2010 repurchased and cancelled $49,690,000 5.625% guaranteed senior notes due November 2043. In May 2019, WPP Finance 2010 repurchased and cancelled $230,465,000 5.625% guaranteed senior notes due November 2043;
(iv) On 22 September 2014, WPP Finance S.A. issued EUR 750,000,000 2.250% guaranteed senior notes due 22 September 2026. The notes are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 11 November 2013 between WPP Finance S.A., the guarantors, and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions of the notes contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default;
(v) On 23 March 2015, WPP Finance Deutschland GmbH issued EUR 600,000,000 1.625% guaranteed senior notes due 23 March 2030. The notes are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 11 November 2013 as supplemented by a First Supplemental Trust Deed dated 14 November 2014 between, inter alia, WPP Finance Deutschland GmbH, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance Deutschland GmbH, the guarantors and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default;

(vi) On 14 September 2016, WPP Finance 2013 issued GBP 400,000,000 2.875% fixed rate guaranteed senior notes due 14 September 2046. The notes are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and are constituted by a Trust Deed dated 14 November 2014 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 11 November 2013 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The notes were listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default. In May and June 2024, WPP Finance 2013 repurchased and cancelled GBP 20,000,000 of the 2.875% fixed rate guaranteed senior notes due 14 September 2046, leaving GBP 380,000,000 outstanding;
(vii) On 20 March 2018, WPP Finance 2016 issued EUR 500,000,000 1.375% guaranteed senior notes due 20 March 2025. The notes are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 8 November 2016 between, inter alia, WPP Finance 2016, the guarantors and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default. The 1.375% guaranteed senior notes due 20 March 2025 were repaid in full on maturity;
(viii) On 20 February 2024, WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc (as borrowers) and, WPP plc, WPP 2005 Limited and WPP Jubilee Limited (as guarantors) entered into an agreement for a five-year multi-currency US $2.5 billion revolving credit facility (with a US$ 1.5 billion swingline facility) with a syndicate of banks and Citibank Europe plc, UK Branch as facility agent. On 5 February 2025, the lending banks approved extending the maturity day from 20 February 2029 for one year, to February 2030. On 3 February 2026, the lending banks approved extending the maturity date from 20 February 2030 for a further year to 20 February 2031. On 3 February 2025, WPP plc as Parent and the Facility Agent entered into a sustainability supplement agreeing certain environmental, social and governance (ESG) related KPI's which, if and to the extent achieved, have the impact of adjusting margin by up to 0.03% up or down. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1.5 billion. The rate of margin for the facility is, if the long-term unsecured and non-credit enhanced debt rating of WPP published by Moody’s and Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.25% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility is 0.30% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.40% per annum. If the Credit Rating is BBB- or Baa3, the rate of margin for the facility is 0.50% per annum. If the Credit Rating is BB+ or Ba1 or lower, the rate of margin for the facility is 0.80% per annum. All margins above are subject to a credit adjustment spread which varies by both currency of drawing and period of drawdown. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each of Moody’s and Standard & Poor’s. The commitment fee payable on undrawn commitments is equal to 35% of the then applicable margin. A utilisation fee of 0.075% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 0% of the total facility commitments but is less than or equal to 33% of the total facility commitments. A utilisation fee of 0.15% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 33% of the total facility commitments but is less than or equal to 66% of the total facility commitments. A utilisation fee of 0.30% per annum is payable on outstandings on any day on which the amount of outstandings exceeds 66% of the total facility commitments. The facility agreement contains customary representations, covenants and events of default. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.50% per annum above the federal funds rate.
(ix) On 19 May 2020, WPP Finance S.A. issued EUR 750,000,000 2.375% guaranteed senior notes due 19 May 2027. The notes are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The notess are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default;

(x) On 19 May 2020, WPP Finance 2017 issued £250,000,000 3.75% guaranteed senior notes due 19 May 2032. The notes are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 5 November 2018 between, inter alia, WPP Finance 2017, the guarantors and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default;
(xi) On 30 May 2023, WPP Finance S.A. issued EUR 750,000,000 4.125% guaranteed senior notes due 30 May 2028. The notes are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and were constituted by a Trust Deed dated 14 December 2021 between, inter alia, WPP Finance S.A., the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 14 December 2021 between, inter alia, WPP Finance S.A., the guarantors and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default. In December 2024, WPP Finance SA repurchased and cancelled EUR 200,000,000 of the 4.125% guaranteed senior notes due 30 May 2028, leaving EUR 550,000,000 outstanding;

(xii) On 12 March 2024, WPP Finance 2013 issued EUR 600,000,000 3.625% guaranteed senior notes due 12 September 2029 and EUR 650,000,000 4.00% guaranteed senior notes due 12 September 2033. The notes are guaranteed by WPP plc, WPP 2005 Limited and WPP Jubilee Limited, and were constituted by a Trust Deed dated 1 March 2024 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 1 March 2024 between, inter alia, WPP Finance 2013, the guarantors and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default. In December 2024, WPP Finance 2013 repurchased and cancelled: (i) EUR 249,388,000 of the EUR 600,000,000 3.625% guaranteed senior notes due 12 September 2029, leaving EUR 350,612,000 outstanding; and (ii) EUR 150,000,000 of the EUR 650,000,000 4.00% guaranteed senior notes due 12 September 2033, leaving EUR 500,000,000 outstanding; and

(xiii) On 9 December 2025, WPP Finance 2013 issued EUR 1,000,000,000 3.625% guaranteed senior notes due 9 June 2031. The notes are guaranteed by WPP plc, WPP 2005 Limited, and WPP Jubilee Limited, and were constituted by a Trust Deed dated 15 May 2025 between, inter alia, WPP Finance 2013, the guarantors, and Citicorp Trustee Company Limited. The administration of payments to noteholders is provided for in an Agency Agreement dated 15 May 2025 between, inter alia, WPP Finance 2013, the guarantors, and Citibank, N.A., London Branch. The notes are listed on the Global Exchange Market of the Irish Stock Exchange. The terms and conditions contain a redemption provision at the option of the noteholders on a Change of Control and a negative pledge and the events of default in the terms and conditions include cross-default.

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
Tax on dividends
The Company will not be required to withhold UK tax at source from dividend payments it makes. A WPP Shareholder resident outside the UK may be subject to taxation on dividend income under local law. A WPP Shareholder who is not solely resident in the UK for tax purposes should consult their own tax advisers concerning their tax liabilities (in the UK and any other country) on dividends received from WPP. UK resident individuals receive a Dividend Allowance in the form of a 0% tax rate on the first £500 of dividend income received. For UK tax years ended 5 April 2025 and ending 5 April 2026, dividends received by UK resident individuals which are over the Dividend Allowance are taxed at a rate of 8.75% for individuals in the basic rate band, at 33.75% for higher rate tax payers and at 39.35% for additional rate tax payers (individuals with income over £125,140 in the tax year). For the tax year that starts on 6 April 2026 and ends on 5 April 2027 dividends received by UK resident individuals which are over the Dividend Allowance will be taxed at a rate of 10.75% for individuals in the basic rate band, at 35.75% for higher rate tax payers and at 39.35% for additional rate tax payers.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
The Registrant intends to submit the Annual Report to security holders in electronic format on 19 March 2026, in accordance with the EDGAR Filer Manual.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Company’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, the Company selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by the Company at 31 December 2025 is estimated to be a net asset of £75 million, £80 million with respect to derivative assets and £5 million for derivative liabilities (2024: a net liability of £52 million, £5 million with respect to derivative assets and £57 million for derivative liabilities). These amounts are based on market values of equivalent instruments at the balance sheet date.
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
Credit risk
The Company's credit risk exposure and management policies are discussed in note 23 to the consolidated financial statements.
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
Depositary Payments—Fiscal Year 2025
WPP did not receive any payments from Citibank, N.A., the Depositary for its American Depositary Receipt program, in 2025.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as at 31 December 2025. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company’s periodic reports. Following the evaluation described above, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as at 31 December 2025.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an assessment of the effectiveness of our internal control over financial reporting as at 31 December 2025. The assessment was performed using the criteria for effective internal control reflected in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on our assessment of the system of internal control, management concluded that as at 31 December 2025, our internal control over financial reporting was effective.
The Company's internal control over financial reporting as at 31 December 2025 has been audited by PwC, an independent registered public accounting firm, who also audited the Company's consolidated financial statements. Their audit report is presented in Item 18.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Audit Committee consisted of Simon Dingemans, Sandrine Dufour, and Tom Ilube at 31 December 2025. The Board has determined that Sandrine Dufour is the Audit Committee financial expert as defined by the Sarbanes-Oxley Act 2002 and, together with Simon Dingemans, has recent and relevant financial experience for the purposes of the 2024 UK Corporate Governance Code. The members of the Committee have been determined to be independent within the meaning of the applicable NYSE listing standards and rules of the Securities Exchange Act 1934, as amended.
Information on the biographies of Simon Dingemans and Sandrine Dufour set forth on page 67 of the WPP 2025 Annual Report and incorporated herein by reference to Exhibit 15.5.
ITEM 16B. CODE OF ETHICS
WPP has in place a Code of Business Conduct that constitutes a “code of ethics” as defined in applicable regulations of the Securities and Exchange Commission. The Code of Business Conduct, which is reviewed annually by the Board, sets out the principal obligations of all directors, officers and employees. Directors and senior executives throughout the Group are required each year to certify compliance with this Code. The Code of Business Conduct was updated in 2025 to reflect latest updates in law and regulations, including the UK Economic Crime and Corporate Transparency Act's fraud offence which came into effect on September 1, 2025. The WPP Code of Business Conduct is available on the Company’s website, http://www.wpp.com/investors/corporate-governance.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information on the principal accountant fees and services can be found in note 3 to the consolidated financial statements in Item 18 of this Annual Report on Form 20-F.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee has a pre-approval policy for the engagement of the external auditors in relation to the supply of permissible non-audit services, taking into account relevant ethical and regulatory requirements. WPP’s policy regarding non-audit services that may be provided by the Group’s auditors, PwC, prohibits certain categories of work in line with relevant guidance on independence, such as ethical standards issued by the Auditing Practices Board and independence rules of the Public Company Accounting Oversight Board (United States) and the SEC. Other categories of work may be undertaken by PwC subject to an approvals process that is designed appropriately for different categories and values of proposed work. All of the audit and non-audit services carried out in the years ended 31 December 2025 and 2024 were pre-approved under the policies and procedures summarised above.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
At the Annual General Meeting of WPP plc on 8 May 2024 a special resolution was passed authorising WPP plc to make market purchases of its own shares up to a maximum number of 107,483,769 ordinary shares. This authority expired at the Annual General Meeting of WPP plc on 23 May 2025 and was replaced by a new authority to purchase up to a maximum number of 107,880,235 ordinary shares until the earlier of the conclusion of the Annual General Meeting of WPP plc in 2026 and 23 August 2026.

	Total number of shares purchased[1]	Average price (£)	Total number of shares purchased as part of publicly announced plan	Maximum number of shares that may yet be purchased under plan
1/1/25 – 31/1/25	—	—	—	94,078,653
1/2/25 – 28/2/25	—	—	—	94,078,653
1/3/25 – 31/3/25	6,000,000	6.29	6,000,000	88,078,653
1/4/25 – 30/4/25	—	—	—	88,078,653
1/5/25 – 31/5/25	—	—	—	107,880,235
1/6/25 – 30/6/25	—	—	—	107,880,235
1/7/25 – 31/7/25	—	—	—	107,880,235
1/8/25 – 31/8/25	—	—	—	107,880,235
1/9/25 – 30/9/25	—	—	—	107,880,235
1/10/25 – 31/10/25	—	—	—	107,880,235
1/11/25 – 30/11/25	—	—	—	107,880,235
1/12/25 – 31/12/25	20,000	2.88	20,000	107,860,235
Total	6,020,000		6,020,000

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
•Section 303A.09 requires that listed companies adopt corporate governance guidelines that cover certain specified matters. The Company follows the Code, which covers all of the matters specified in Section 303A.09 (and more). As is customary for UK companies, the Company states how it complies with the principles of the Code and a confirmation that it complies with the Code’s provisions or, where it does not, provide an explanation of how and why it does not comply (Listing Rule 6.6.6). In addition, the Company is required to make certain mandatory corporate governance statements in the Directors’ Report in accordance with the UK Listing Authority’s Disclosure Guidance and Transparency Rules, DTR 7. The Company will comply with these requirements in its 2025 Annual Report. The Company therefore does not adopt the elements of the Code as a separate written policy.
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

The sophistication of cyber threats continues to increase, increasingly leveraging AI and agentic systems, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient, as described in Item 3D. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner. However, as of the date of this update, we do not believe there to be any risks from cybersecurity threats that are reasonably likely to materially affect WPP or its business strategy, results of operations or financial condition, as described in Item 3D.

Cybersecurity Governance and Oversight

The Audit Committee of WPP’s Board of Directors provides direct oversight over cybersecurity risk. The Audit Committee receives and provides feedback on periodic updates from management regarding cybersecurity, and is notified between such updates regarding significant new cybersecurity threats or incidents. Agendas for updates are developed and adjusted throughout the year to adapt to any emerging risks or key topics and include, among other things, training initiatives, the status of projects to strengthen cybersecurity, emerging global policies and regulations, cybersecurity technologies and best practices, remediation plans, mitigation efforts and response plans. The Board of Directors receives regular reports from the Audit Committee and updates from management, including with respect to cybersecurity.

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

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of WPP plc at 31 December 2025, 2024 and 2023 and for the years ended 31 December 2025, 2024 and 2023 are included in this Annual Report on Form 20-F beginning on page F-4.
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

2.12
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 750 million (of which EUR 550 million is currently outstanding) 4.125% guaranteed senior bonds due 30 May 2028 (incorporated herein by reference to Exhibit 2.15 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

Exhibit No.	Exhibit Title
2.13
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 600 million (of which EUR 351 million is currently outstanding) 3.625% guaranteed senior bonds due 12 September 2029 (incorporated herein by reference to Exhibit 2.16 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

2.14
Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to EUR 650 million (of which EUR 500 million is currently outstanding) 4.00% guaranteed senior bonds due 12 September 2033 (incorporated herein by reference to Exhibit 2.17 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

2.15
U.S. $2,500,000,000 Revolving Credit Facility Agreement dated 20 February 2024, maturing 20 February 2031; made among WPP CP LLC, WPP Finance Co. Limited and WPP CP Finance plc, as Borrowers, and the Guarantors, Facility Agent, Swingline Agent, Lead Arrangers, Bookrunners and Lenders referred to therein (incorporated herein by reference to Exhibit 2.14 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

2.16	Agreement of Registrant to file, if requested by the Securities and Exchange Commission, instruments relating to Issue of EUR 1,000,000,000 of 3.625% Notes due 9 June 2031.*

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

4.10	WPP Media Executive Savings Plan Summary Plan Description (incorporated herein by reference to Exhibit 4.24 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2008).

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

4.14	WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2013).

4.15	WPP Share Option Plan 2015, amended 5 December 2019 (incorporated herein by reference to Exhibit 4.20 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

Exhibit No.	Exhibit Title
4.16
Service Agreement, dated 3  September 2018, between WPP 2005 Limited and Mark Read (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed for the year ended 31 December 2018).

4.17	The WPP plc Stock Plan 2018, amended 9 March 2023 (incorporated herein by reference to Exhibit 4.22 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

4.18
WPP plc Executive Performance Share Plan (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F for the year ended 31 December 2022, as filed with SEC on 31 March 2023).

4.19	Service Agreement, dated 9 July 2025, between WPP 2005 Limited and Cindy Rose.*

4.20	WPP Share Option Plan 2015, amended in 2025.*

8.1	List of subsidiaries.*

11	WPP plc Dealing Code (incorporated herein by reference to Exhibit 11 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2024).

12.1	Certification of Chief Executive Officer.*

12.2	Certification of Chief Financial Officer.*

13.1	Certification of Chief Executive Officer under 18 U.S.C. Section 1350.**

13.2	Certification of Chief Financial Officer under 18 U.S.C. Section 1350.**

14.1	Consent of Independent Registered Public Accounting Firm - PwC (for WPP plc and subsidiaries).*

14.2	Consent of Independent Registered Public Accounting Firm - Deloitte (for WPP plc and subsidiaries).*

15.1	WPP 2025 Annual Report and Accounts, Strategic Review*

15.2	WPP 2025 Annual Report and Accounts, Clients*

15.3	WPP 2025 Annual Report and Accounts, Governance*

15.4	WPP 2025 Annual Report and Accounts, Financial Review*

15.5	WPP 2025 Annual Report and Accounts, Corporate Governance*

15.6	WPP 2025 Annual Report and Accounts, Audit Committee Report*

15.7	WPP 2025 Annual Report and Accounts, Shareholder Information*

15.8	WPP 2025 Annual Report and Accounts, Compensation Committee Report*

17.1	List of subsidiary guarantors and issuers of guaranteed securities.*

97	The WPP Compensation Recovery Policy, dated 1 December 2023 (incorporated herein by reference to Exhibit 97 of the Registrant's Annual Report on Form 20-F for the year ended 31 December 2023).

101.INS	Inline XBRL Instance Document*

101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*
c _________________
*    Filed herewith.
**    Furnished herewith.

Signatures
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

WPP plc

By:	/s/ Joanne Wilson
Joanne Wilson Chief Financial Officer
19 March 2026

Item 18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID:876)
To the Shareholders and the Board of Directors of WPP plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of WPP plc and its subsidiaries (the “Group”) at 31 December 2025 and 2024 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for each of the two years in the period ended 31 December 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting at 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2025 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting at 31 December 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and we are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Impairment assessment of goodwill related to the Ogilvy and AKQA cash generating units
As described in note 11 to the consolidated financial statements, the Group has £6,946 million of goodwill at 31 December 2025. The goodwill associated with the Ogilvy and AKQA cash generating units (“CGUs”) was £617 million and £87 million respectively. In 2025, goodwill impairment charges of £641 million were recorded, primarily relating to the Ogilvy (£393 million) and AKQA (£123 million) CGUs. The carrying values of goodwill are reviewed for impairment annually on 30 September or more frequently if events or changes in circumstances indicate that the asset may be impaired. The recoverable amounts for the Ogilvy and AKQA CGUs were calculated on a fair value less costs to dispose basis, determined using a discounted cash flow approach. If the higher of fair value less costs to dispose or value in use did not exceed the carrying value of a CGU, an impairment charge was recorded. Management makes judgements in estimating the fair value less costs to dispose. The assumptions used included forecast revenue less pass-through costs growth rates and operating margins, long-term growth rates and post-tax discount rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of goodwill related to the Ogilvy and AKQA CGUs is a critical audit matter are (i) the significant judgement by management when determining the recoverable amounts of the Ogilvy and AKQA CGUs; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to forecast revenue less pass-through costs growth rates and operating margins, long-term growth rates and post-tax discount rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of goodwill, including controls over the estimation of the recoverable amounts of the Ogilvy and AKQA CGUs. These procedures also included, among others, (i) testing management’s process for estimating the recoverable amounts; (ii) evaluating the appropriateness of the discounted cash flow models used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow models; (iv) evaluating the reasonableness of the significant assumptions used by management related to forecast revenue less pass-through costs growth rates and operating margins, long-term growth rates and post-tax discount rates; (v) comparing the earnings multiples implied by the discounted cash flow models to recent acquisitions and peer companies; and (vi) evaluating if there are any additional indicators of impairment at 31 December 2025 by considering full year performance and latest forecasts. Evaluating management’s assumptions related to forecast revenue less pass-through costs growth rates and operating margins involved assessing whether the assumptions used by management were reasonable, considering (i) the current and past performance of the Ogilvy and AKQA CGUs; (ii) management’s historical forecasting accuracy; (iii) consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialised skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term growth rates and post-tax discount rates.

/s/PricewaterhouseCoopers LLP
London, United Kingdom
19 March 2026
We have served as the Group's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of WPP plc
Opinion on the Financial Statements

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cashflow statement of WPP plc and subsidiaries (the “Company”), for the year ended 31 December 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended 31 December 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Deloitte LLP
London, United Kingdom

21 March 2024 (28 March 2025 as to Note 2 to the financial statements).

We began serving as the Company’s auditor in 2002. In 2024 we became the predecessor auditor.

CONSOLIDATED INCOME STATEMENT
For the years ended 31 December 2025, 2024, 2023

	Notes	2025		2024		2023
		£m		£m		£m
Revenue	2	13,550		14,741		14,845
Costs of services	3	(11,404)		(12,290)		(12,326)
Gross profit		2,146		2,451		2,519
General and administrative costs	3	(1,764)		(1,126)		(1,988)
Operating profit		382		1,325		531
Earnings from associates	4	39		36		70
Profit before interest and taxation		421		1,361		601
Finance and investment income	6	78		137		127
Finance costs	6	(352)		(417)		(389)
Revaluation and retranslation of financial instruments	6	(16)		(50)		7
Profit before taxation		131		1,031		346
Taxation	7	(303)		(402)		(149)
(Loss)/profit for the year		(172)		629		197

Attributable to:
Equity holders of the parent		(215)		542		110
Non-controlling interests		43		87		87
		(172)		629		197
Earnings per share:
Basic (loss)/earnings per ordinary share	8	(20.0	p)	50.3	p	10.3	p
Diluted (loss)/earnings per ordinary share	8	(20.0	p)	49.4	p	10.1	p
Note
The accounting policies on pages F-10 to F-21 and the accompanying notes on pages F-22 to F-67 form an integral part of this consolidated income statement

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the years ended 31 December 2025, 2024, 2023

	2025	2024	2023
	£m	£m	£m
(Loss)/profit for the year	(172)	629	197
Items that may be reclassified subsequently to profit or loss
Foreign exchange differences on translation of foreign operations	(205)	(72)	(427)
Gain/(loss) on net investment hedges	68	(3)	108
Cash flow hedges:
Fair value gain/(loss) arising on hedging instruments	25	(35)	(43)
Amounts reclassified to profit or loss	(58)	58	44
Gain/(loss) on costs of hedging	5	(8)	—
Share of other comprehensive loss of associates	—	—	(1)
	(165)	(60)	(319)
Items that will not be reclassified subsequently to profit or loss
Movements on equity investments held at fair value through other comprehensive income	(54)	(7)	(3)
Actuarial (loss)/gain on defined benefit pension plans	(1)	3	(9)
Deferred tax on defined benefit pension plans	—	2	2
	(55)	(2)	(10)
Other comprehensive loss for the year	(220)	(62)	(329)
Total comprehensive (loss)/income for the year	(392)	567	(132)

Attributable to:
Equity holders of the parent	(431)	482	(196)
Non-controlling interests	39	85	64
	(392)	567	(132)
Note
The accounting policies on pages F-10 to F-21 and the accompanying notes on pages F-22 to F-67 form an integral part of this consolidated statement of comprehensive income

CONSOLIDATED CASH FLOW STATEMENT
For the years ended 31 December 2025, 2024, 2023

	Notes	2025	2024	2023
		£m	£m	£m
Net cash inflow from operating activities[1]	9	724	1,408	1,238
Investing activities
Acquisitions[1]	9	(183)	(153)	(267)
Disposals of investments and subsidiaries[2]	9	14	553	99
Proceeds from loans on disposal of subsidiaries		—	93	—
Purchases of property, plant and equipment		(91)	(189)	(177)
Purchases of intangible assets		(95)	(47)	(40)
Proceeds from disposal of property, plant and equipment		8	21	5
Net cash (outflow)/inflow from investing activities		(347)	278	(380)
Financing activities
Principal elements of lease payments		(242)	(282)	(259)
Share option proceeds		—	2	1
Cash consideration received from non-controlling interests	9	—	—	46
Cash consideration for purchase of non-controlling interests	9	(8)	(87)	(16)
Share repurchases and buy-backs	9	(97)	(82)	(54)
Proceeds from borrowings		874	1,060	1,053
Repayment of borrowings		(418)	(1,087)	(1,102)
Repayment of borrowing-related derivatives		(26)	(14)	(46)
Financing and share issue costs		(9)	(7)	(3)
Equity dividends paid		(343)	(425)	(423)
Dividends paid to non-controlling interests in subsidiary undertakings		(50)	(67)	(101)
Net cash outflow from financing activities		(319)	(989)	(904)
Net increase/(decrease) in cash and cash equivalents		58	697	(46)
Foreign exchange translation of cash and cash equivalents		1	(90)	(80)
Cash and cash equivalents at beginning of year		2,467	1,860	1,986
Cash and cash equivalents at end of year	18	2,526	2,467	1,860
Notes
The accounting policies on pages F-10 to F-21 and the accompanying notes on pages F-22 to F-67 form an integral part of this consolidated cash flow statement

1Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities
2Disposals of investments and subsidiaries in investing activities represents consideration received less cash and cash equivalents disposed. The proceeds in 2024 primarily relate to the disposal of FGS Global, with consideration received less cash and cash equivalents disposed of £520 million

CONSOLIDATED BALANCE SHEET
At 31 December 2025, 2024

	Notes	2025	2024
		£m	£m
Non-current assets
Goodwill	11	6,946	7,610
Other intangible assets	11	734	737
Property, plant and equipment	12	724	909
Right-of-use assets	10	1,317	1,385
Interests in associates	13	231	253
Other investments	13	334	398
Deferred tax assets	14	292	323
Corporate income tax recoverable		55	59
Trade and other receivables	15	272	174
		10,905	11,848
Current assets
Corporate income tax recoverable		124	113
Trade and other receivables	15	7,279	7,722
Accrued income and unbilled media		3,073	3,188
Cash and cash equivalents	18	2,694	2,638
		13,170	13,661
Current liabilities
Trade and other payables[1]	16	(13,409)	(14,216)
Corporate income tax payable		(221)	(333)
Lease liabilities	10	(223)	(240)
Borrowings	19	(822)	(584)
Provisions for liabilities and charges	20	(160)	(143)
		(14,835)	(15,516)
Net current liabilities		(1,665)	(1,855)

Non-current liabilities
Borrowings	19	(4,114)	(3,744)
Trade and other payables	17	(208)	(229)
Deferred tax liabilities	14	(146)	(142)
Employee benefit obligations	22	(128)	(132)
Provisions for liabilities and charges	20	(199)	(232)
Lease liabilities	10	(1,673)	(1,780)
		(6,468)	(6,259)
Net assets		2,772	3,734

Equity
Called-up share capital	24	109	109
Share premium account		579	579
Other reserves	25	(12)	151
Own shares		(188)	(191)
Retained earnings		2,052	2,827
Equity shareholders’ funds		2,540	3,475
Non-controlling interests		232	259
Total equity		2,772	3,734
Notes
The accounting policies on pages F-10 to F-21 and the accompanying notes on pages F-22 to F-67 form an integral part of this consolidated balance sheet

1Deferred income and customer advances, that was previously presented separately, is included within Trade and other payables

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the years ended 31 December 2025, 2024, 2023

	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity shareholders’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2023	114	576	285	(1,054)	3,760	3,681	479	4,160
Profit for the year	—	—	—	—	110	110	87	197
Other comprehensive loss	—	—	(296)	—	(10)	(306)	(23)	(329)
Total comprehensive (loss)/income	—	—	(296)	—	100	(196)	64	(132)
Dividends paid	—	—	—	—	(423)	(423)	(101)	(524)
Ordinary shares issued	—	1	—	—	—	1	—	1
Treasury shares used for share option schemes	—	—	—	55	(55)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	140	140	—	140
Tax on share-based payments	—	—	—	—	2	2	—	2
Net movement in own shares held by ESOP Trusts	—	—	—	9	(63)	(54)	—	(54)
Net movement in non-controlling interests[2]	—	—	—	—	(3)	(3)	15	12
Net movement of liabilities in respect of put options[3]	—	—	198	—	30	228	—	228
Total transactions with owners	—	1	198	64	(372)	(109)	(86)	(195)
Balance at 31 December 2023	114	577	187	(990)	3,488	3,376	457	3,833

Profit for the year	—	—	—	—	542	542	87	629
Other comprehensive loss	—	—	(58)	—	(2)	(60)	(2)	(62)
Total comprehensive (loss)/income	—	—	(58)	—	540	482	85	567
Dividends paid	—	—	—	—	(425)	(425)	(67)	(492)
Ordinary shares issued	—	2	—	—	—	2	—	2
Share cancellations[4]	(5)	—	5	743	(743)	—	—	—
Treasury shares used for share option schemes	—	—	—	57	(57)	—	—	—
Non-cash share-based incentive plans (including share options)	—	—	—	—	81	81	—	81
Tax on share-based payments	—	—	—	—	1	1	—	1
Net movement in own shares held by ESOP Trusts	—	—	(8)	(1)	(73)	(82)	—	(82)
Net movement in non-controlling interests[2]	—	—	—	—	(2)	(2)	(216)	(218)
Net movement of liabilities in respect of put options	—	—	25	—	17	42	—	42
Total transactions with owners	(5)	2	22	799	(1,201)	(383)	(283)	(666)
Balance at 31 December 2024	109	579	151	(191)	2,827	3,475	259	3,734

(Loss)/profit for the year	—	—	—	—	(215)	(215)	43	(172)
Other comprehensive loss	—	—	(161)	—	(55)	(216)	(4)	(220)
Total comprehensive (loss)/income	—	—	(161)	—	(270)	(431)	39	(392)
Dividends paid	—	—	—	—	(343)	(343)	(50)	(393)
Non-cash share-based incentive plans (including share options)	—	—	—	—	73	73	—	73
Tax on share-based payments	—	—	—	—	(2)	(2)	—	(2)
Net movement in own shares held by ESOP Trusts	—	—	—	3	(102)	(99)	—	(99)
Net movement in non-controlling interests[2]	—	—	—	—	(125)	(125)	(16)	(141)
Net movement of liabilities in respect of put options	—	—	(2)	—	(6)	(8)	—	(8)
Total transactions with owners	—	—	(2)	3	(505)	(504)	(66)	(570)
Balance at 31 December 2025	109	579	(12)	(188)	2,052	2,540	232	2,772
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
Notes
The accounting policies on pages F-10 to F-21 and the accompanying notes on pages F-22 to F-67 form an integral part of this consolidated statement of changes in equity

1Accumulated losses on existing equity investments held at fair value through other comprehensive income are £408 million at 31 December 2025 (2024: £354 million, 2023: £347 million)
2Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries, including MAP and Resolve in 2025 (see note 27), recognition of non-controlling interests on new acquisitions and derecognition of non-controlling interests on disposals of subsidiaries, including FGS Global in 2024
3During 2023, WPP sold a portion of its ownership of FGS Global to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised
4In December 2024, WPP cancelled 50,367,570 treasury shares

NOTES TO THE FINANCIAL STATEMENTS
2025 FINANCIAL STATEMENTS
ACCOUNTING POLICIES
BASIS OF PREPARATION
The consolidated financial statements of WPP plc (the Company) and its subsidiaries (together the Group) for the year ended 31 December 2025 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Group consolidated financial statements of WPP plc, a company registered in Jersey, for the year ended 31 December 2025 are filed with the Company’s registrar in Jersey.

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

The consolidated financial statements were approved by the Board of Directors and authorised for issue on 19 March 2026.

BASIS OF CONSOLIDATION
The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Subsidiary undertakings are those entities controlled by the Group. Control exists where the Group is exposed to, or has the rights to, variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal, accordingly. Non-controlling interests represent the share of earnings or equity in subsidiaries that is not attributable, directly or indirectly, to shareholders of the Group.

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

The Group consolidated financial statements have been prepared on the going concern basis. In performing its going concern assessment, the Group’s forecasts and projections have taken account of (i) reasonably possible declines in revenue less pass-through costs or increases in costs arising from severe but plausible downside scenarios and (ii) the results of reverse stress tests to quantify the level of revenue less pass-through costs declines compared to 2025 required to utilise all of the Group’s liquidity headroom, taking into account the suspension of share buybacks, dividends and acquisitions, and cost mitigation actions which could be implemented. This assessment shows that the Company and the Group would be able to operate with appropriate liquidity, supported by its committed facilities, and be able to meet its liabilities as they fall due and for a period of at least a year from the date the consolidated financial statements are signed. The likelihood of declines required to utilise all available headroom is considered remote. None of the Group's facilities have financial covenants.

The Directors therefore have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for at least a year from the date the consolidated financial statements are signed. Thus, the Group continues to adopt the going concern basis of accounting in preparing the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
NEW IFRS ACCOUNTING PRONOUNCEMENTS
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing 1 January 2025:

– Lack of Exchangeability (Amendments to IAS 21)

The amendment listed above did not have any impact on the amounts recognised in prior periods, did not have a significant impact on the amounts recognised in the current period, and is not expected to significantly affect future periods.

At the date of authorisation of these consolidated financial statements, the following standards or amendments to standards, which have not been applied in these consolidated financial statements, were in issue but not yet effective:

–Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) were published in May 2024 and are effective for periods beginning on or after 1 January 2026. The Group is currently assessing the impact of these amendments to standards in issue but not yet effective.

–Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7) were published in December 2024 and are effective for periods beginning on or after 1 January 2026. These amendments to standards are not expected to have a material impact on these consolidated financial statements as the Group does not hold any such contracts.

–Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21) were published in November 2025 and are effective for annual periods beginning on or after 1 January 2027. These amendments are not expected to have a material impact on the Group’s consolidated financial statements..

–IFRS 18 ‘Presentation and Disclosure in Financial Statements’ was issued in April 2024 and is effective for periods beginning on or after 1 January 2027. This standard will replace IAS 1 ‘Presentation of Financial Statements’ and, along with consequential amendments to IAS 7 'Statement of Cash Flows', IAS 8 'Accounting Policies: Changes in Accounting Estimates and Errors', IAS 33 'Earnings per Share' and IFRS 7 'Financial Instruments: Disclosures', introduces several new requirements. These new requirements include:
•Classification of all income and expenses into five categories in the statement of profit or loss: operating, investing, financing, discontinued operations and income tax. Entities are also required to present two new mandatory subtotals.
•Certain non-GAAP measures, defined as ‘Management-defined Performance Measures’, are disclosed in a single note to the financial statements.
•Enhanced guidance on how to aggregate and disaggregate information in the financial statements and the notes.
•The requirement to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
•Specific classification requirements for interest paid/received and dividends received in the statement of cash flows. Interest and dividend receipts are included within investing cash flows, while interest paid is included within financing cash flows.
The impact of the standard on the Group is currently being assessed and it is not yet practicable to quantify the effect of IFRS 18 on the consolidated financial statements.

–IFRS 19 'Subsidiaries without Public Accountability Disclosures' was published in May 2024, with amendments published in August 2025. Both are effective for periods beginning on or after 1 January 2027. It is a voluntary IFRS Accounting Standard that eligible subsidiaries can apply when preparing their own consolidated, separate or individual financial statements. These subsidiaries will continue to apply the recognition, measurement and presentation requirements in other IFRS Accounting Standards, but they can replace the disclosure requirements in those standards with reduced disclosure requirements. As the standard applies to the Group’s subsidiaries, no impact of IFRS 19 is expected on these consolidated financial statements.

BUSINESS COMBINATIONS
The Group accounts for acquisitions in accordance with IFRS 3 'Business Combinations', which requires the acquiree’s identifiable assets, liabilities and contingent liabilities to be recognised at fair value at acquisition date. Where the measurement of the fair value of identifiable net assets acquired is incomplete at the end of the reporting period in which the combination occurs, the Group will report provisional fair values. Final fair values are determined within a year of the acquisition date and retrospectively applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Where settlement of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the acquisition date, using an appropriate discount rate.

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

Internally generated intangibles primarily consist of software and include costs that are directly attributable to the development of identifiable and unique software products controlled by the Group. These are recognised as intangible assets when the following criteria are met:
–It is technically feasible to complete the software so that it will be available for use
–Management intends to complete the software and use it
–There is an ability to use the software
–It can be demonstrated how the software will generate probable future economic benefits
–Adequate technical, financial and other resources to complete the development and to use or sell the software are available
–The expenditure attributable to the software during its development can be reliably measured

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

Definite life intangible assets are amortised over their useful life. Amortisation is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:
–Brand names (with finite lives) – 10 to 20 years
–Customer-related intangibles – 3 to 13 years
–Other proprietary tools – 3 to 10 years
–Other (including capitalised software) – 3 to 5 years
For the purposes of assessing impairment, assets other than goodwill are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units or CGUs). CGU determination for goodwill is assessed at the level at which goodwill is monitored by management. An assessment is made at each reporting date to determine whether there is any indication of impairment loss. If any such indication exists, the recoverable amount is estimated. An impairment loss is recognised if the carrying value of the relevant asset or CGU exceeds the recoverable amount, defined as the higher of fair value less costs of disposal and value in use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
The value in use or fair value less costs to dispose for each CGU is determined by calculating the net present value of future cash flows, derived from the underlying assets using a projection period of up to five years for each CGU. After the projection period, a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any goodwill impairment is recognised immediately as an expense and is not subsequently reversed.

For assets other than goodwill, an assessment is made at each reporting period end to determine whether there is any indication that previously recognised impairment losses may no longer exist or have decreased. If any such indication exists, the recoverable amount of the asset is estimated. In cases where the recoverable amount exceeds the carrying amount of the asset, a reversal of impairment losses is recognised. The amount of the reversal of the impairment loss shall not exceed the carrying amount that would have been determined (net of depreciation or amortisation) if no impairment loss had been recognised.

CONTINGENT CONSIDERATION
Contingent consideration liabilities in relation to business combinations, where the related payments are not dependent on future employment, are initially recorded at fair value based on the present value of the expected cash outflows of the obligations. After the 12-month remeasurement period, these liabilities are remeasured to fair value at each balance sheet date, with the changes in fair value recorded in the consolidated income statement within revaluation and retranslation of financial instruments.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost less accumulated depreciation and any provision for impairment. Property, plant and equipment is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Property, plant and equipment impairment charges also form part of the property-related restructuring costs described in note 3 and are derived by applying the method described in the Leases accounting policy. Depreciation, with the exception of freehold land which is not depreciated, is provided at rates calculated to expense the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:
–Freehold buildings – 50 years
–Leasehold buildings – shorter of the term of the lease and life of the asset
–Fixtures, fittings and equipment – 3 to 10 years
–Computer equipment – 3 to 5 years
INTERESTS IN ASSOCIATES
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

For financial assets other than trade receivables, unbilled costs, accrued income and unbilled media, a 12-month expected credit loss (ECL) allowance is recorded on initial recognition. If there is subsequent evidence of a significant increase in the credit risk

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
of an asset, the allowance is increased to reflect the full lifetime ECL. If there is no realistic prospect of recovery, the asset is written off. ECL is recognised in the consolidated income statement on financial assets measured at amortised cost and at fair value through other comprehensive income.
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
ACCRUED INCOME AND UNBILLED MEDIA
Accrued income and unbilled media is a receivable within the scope of IFRS 9 'Financial Instruments' and is recognised if the right to consideration is unconditional and when a performance obligation has been satisfied but has not yet been billed. This includes amounts in relation to media costs where the Group acts as an agent under IFRS 15 'Revenue from Contracts with Customers'. Accrued income and unbilled media is transferred to trade receivables once the right to consideration is billed per the terms of the contractual agreement.
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
TRADE RECEIVABLES AND UNBILLED COSTS
Trade receivables are measured at amortised cost using the effective interest method, or fair value through other comprehensive income, net of expected credit losses.

Unbilled costs include outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables.

The Group has applied the simplified approach to measuring expected credit losses, as permitted by IFRS 9 'Financial Instruments'. This has been applied to trade receivables, unbilled costs, accrued income and unbilled media. Under this approach, the Group utilises a provision matrix based on the age of the trade receivables and historical loss rates to determine the expected credit losses. Accrued income, unbilled media and unbilled costs are deemed to have substantially the same risk characteristics as trade receivables and therefore the expected loss rates for trade receivables are a reasonable approximation of the loss rates for accrued income, unbilled media and unbilled costs. The expected loss rates are based on historical credit losses with consideration also given to the current economic environment and the level of credit insurance the Group has, as well as forward-looking information. The Group does not track changes in credit risk, but recognises a loss allowance based on the financial asset's lifetime expected credit loss.

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

CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash at bank, and deposits and money market funds that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. Cash and cash equivalents are measured at amortised cost, except for investments in money market funds which are held at fair value through profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
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

Amounts deferred in the cash flow hedge reserve are reclassified to the income statement when the hedged item affects profit or loss, or if the hedged forecast transaction is to purchase a non-financial asset, the amount deferred in the cash flow hedge reserve is transferred directly from equity and included in the carrying value of the non-financial asset when it is recognised.

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

LIABILITIES IN RESPECT OF OPTION AGREEMENTS AND FORWARD CONTRACTS
Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are initially recorded in the consolidated balance sheet at the present value of the redemption amount in accordance with IAS 32 'Financial Instruments: Presentation'. On initial recognition, the corresponding amount is recognised against the equity reserve; this amount is subsequently reversed on derecognition, either through exercise or expiration through non-exercise of the option agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Where the acquisition of a non-controlling interest in a subsidiary is agreed, but consideration and the transfer of the ownership interest is deferred until a future period, this is a forward contract over the Group's equity instruments. The non-controlling interest in equity is derecognised when the risks and rewards associated with the non-controlling interest have transferred to the Group, which may be before the ownership interest has legally transferred to the Group. The amounts payable in the future are initially recorded in the consolidated balance sheet at the present value, as at the date of the agreement.

Subsequent to initial recognition the financial liabilities in respect of option agreements and forward contracts are measured at amortised cost in accordance with IFRS 9 'Financial Instruments'. Changes in the measurement of the financial liabilities due to the unwinding of the discount or changes in the amount that the Group could be required to pay are recorded in the consolidated income statement within revaluation and retranslation of financial instruments.
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

In most instances, promised services in a contract are not considered distinct or they represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract, and are therefore accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative stand-alone selling prices. The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For retainer arrangements there is a stand-ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements is broad and generally not reconcilable to specific input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether the Group acts as an agent or as a principal. Certain arrangements with clients are such that the Group's responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases, the Group acts as an agent as it does not control the relevant good or service before it is transferred to the client. When the Group acts as an agent, the revenue recorded is the net amount retained. When acting as an agent, costs incurred with external suppliers (such as production costs and media suppliers) before the client is billed are excluded from revenue and recorded as unbilled balance sheet costs. Once billed to the client, these costs are recorded as part of agent net revenue.

The Group acts as principal when it controls the specified good or service prior to transfer. When the Group acts as a principal, such as when supplying in-house production services, events and branding, the revenue recorded is the gross amount billed. Billings related to out-of-pocket costs such as travel are also recognised within the gross amount billed with a corresponding amount recorded as an expense.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 'Income Taxes'. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the deferred tax is also recognised within other comprehensive income or equity.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised, which can require the use of accounting estimation and the exercise of judgement.

Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill, or from other assets and liabilities in a transaction that is not a business combination and which affects neither the taxable profit nor the accounting profit.

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

Deferred tax assets and liabilities are offset where permitted, when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Deferred tax is calculated using the tax rates that are expected to apply in the period when the liability is settled, or the asset is realised, based on enacted or substantively enacted legislation.

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.
RETIREMENT BENEFIT COSTS
The Group accounts for retirement benefit costs in accordance with IAS 19 'Employee Benefits'.

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

PROVISIONS FOR LIABILITIES AND CHARGES
Provisions comprise liabilities where there is uncertainty about the amount or timing of settlement. Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required and the amount can be reliably estimated, with such estimation using either the most likely or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
expected value method depending on which method best estimates the uncertainty. Whilst the Group has factored in all known facts and circumstances, initial estimations for provisions may change based on the receipt of new information and the final amount of the relevant charges may differ from the provision recognised.

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

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and the exemption for leases of low-value assets (under $5,000). The payments associated with these leases are recognised as cost of services and general and administrative costs within the consolidated income statement on a straight-line basis over the lease term.

The Group assesses at the reporting date whether there are any indicators of impairment and performs an impairment test when an impairment indicator exists. The Group tests a right-of-use asset as a stand-alone asset for impairment when it generates or is expected to generate largely independent cash inflows. When a right-of-use asset is tested as a stand-alone asset, an impairment loss is recognised when the carrying amount of the right-of-use asset exceeds its recoverable amount. The recoverable amount of a right-of-use asset is estimated mainly based on the present value of the estimated sublease income, discounted using the property yield rates.

TRANSLATION OF FOREIGN CURRENCIES
Foreign currency transactions are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

The income statements of foreign subsidiary undertakings, with functional currencies other than pounds sterling, are translated into pounds sterling at average exchange rates and the year-end net assets of these companies, goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at year-end exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Exchange differences arising from retranslation of foreign operations and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income. On the disposal of a foreign operation, all of the related accumulated exchange differences are reclassified to the income statement.
HYPERINFLATION IN ARGENTINA AND TURKEY
The economies in Argentina and Turkey were designated as hyperinflationary from 2018 onwards and 2022 onwards, respectively, and the Group has applied IAS 29 'Financial Reporting in Hyperinflationary Economies' to its operations in Argentina and Turkey since these dates. The functional currencies for these operations are Argentinian pesos (ARP) and Turkish lira (YTL).

In applying IAS 29, the ARP and the YTL non-monetary assets and liability balances, held at historical cost, and results for the relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date based on consumer prices indices (CPI) issued by the National Institute of Statistics and Censuses (INDEC) and the Turkish Statistical Institute, respectively. The respective indices have risen by 32% and 31% (2024: 118% and 44%) during the financial year. The revalued balances are translated to GBP at the reporting date exchange rate in line with IAS 21 'The Effects of Changes in Foreign Exchange Rates'.

The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement. The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are deemed to meet the definition of 'exchange differences'.

SHARE-BASED PAYMENTS
The Group issues equity-settled share-based payments, including share options, to certain employees and accounts for these awards in accordance with IFRS 2 'Share-based Payment'. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in note 21.

The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period with a corresponding increase in equity, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

NON-CONTROLLING INTERESTS
Non-controlling interests in acquired companies are measured at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The acquisition of a non-controlling interest in a subsidiary, and the sale of an interest while retaining control, is accounted for within equity, and the cash cost of such purchases is included within financing activities in the cash flow statement.

CLIMATE CHANGE CONSIDERATIONS
In preparing these consolidated financial statements, and in accordance with the UK Listing Rule UKLR 6.6.6(8) and The UK Companies Regulations 2022, 414CB (2a), the potential impacts of climate change risks have been considered. This primarily focused on: the impairment assessments for goodwill and intangible assets with indefinite useful lives; the carrying value and estimated useful life of intangible assets, property, plant and equipment and right-of-use assets; the measurement of deferred tax assets and provisions, including post-employment benefits; and the going concern period and viability of the Group over the next three years. There has been no material impact on the consolidated financial statements for the years ended 31 December 2025, 2024 and 2023. The potential implications of climate change risks on the consolidated financial statements will continue to be monitored and assessed in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2026 CHANGE IN REPORTABLE SEGMENTS
In February 2026, the Group announced an update to its operating structure that will result in changes to reporting lines and the information reviewed by the Chief Operating Decision Maker, the Group’s Chief Executive Officer, in order to assess performance and allocate resources. These changes require a reassessment of the Group’s operating segments and the aggregation of those operating segments for financial reporting purposes in 2026, per IFRS 8 'Operating Segments'.

At 31 December 2025, the Group’s reportable segments were Global Integrated Agencies, Public Relations and Specialist Agencies, which reflected the way in which performance was reviewed and resources were allocated in 2025. Segmental information presented in these financial statements is based on the segment structure as at 31 December 2025.

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
The most significant area of estimation uncertainty is:
Goodwill impairment: the key areas of uncertainty in estimating the fair value less costs to dispose of the Ogilvy CGU are the forecasted revenue less pass-through costs and operating margins, discount rates and long-term growth rates, and for the AKQA CGU is operating margins. Further details of Ogilvy and AKQA's key estimates and related sensitivities are included in note 11.

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

2. SEGMENT INFORMATION
The Group's organisational structure brings together media intelligence, data solutions, creative services, production capabilities, enterprise solutions and strategic counsel on a national, multinational and global scale. Substantially all of the Group’s revenue is from contracts with customers.
Reportable segments
The Group is organised into three reportable segments – Global Integrated Agencies, Public Relations and Specialist Agencies.

IFRS 8 'Operating Segments' requires operating segments to be identified on the same basis as used internally for the review of performance and allocation of resources by the Group’s Chief Executive Officer (the Chief Operating Decision Maker). Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits aggregation of these operating segments into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, which includes the aggregation of certain operating segments, the Directors have had regard to the similar economic characteristics of certain operating segments, their shared client bases, the similar nature of their products or services and their long-term margins, amongst other factors.

In February 2026, the Group announced an update to its organisational structure. The Group's reportable segments as described above remained in place during the year ended 31 December 2025. The impact of the change in organisational structure on the Group's operating and reportable segments in 2026 is described in the Accounting Policies section of these financial statements.

Reported contributions were as follows:

	2025[1]	2024[1]	2023
	£m	£m	£m
Revenue[2]
Global Integrated Agencies	11,956	12,661	12,532
Public Relations	705	1,156	1,262
Specialist Agencies	889	924	1,051
	13,550	14,741	14,845
Revenue less pass-through costs[2,3]
Global Integrated Agencies	8,740	9,452	9,751
Public Relations	667	1,089	1,180
Specialist Agencies	769	818	929

Headline operating profit[2,4]
Global Integrated Agencies	1,165	1,491	1,480
Public Relations	102	166	191
Specialist Agencies	54	50	79
	1,321	1,707	1,750

Adjusting items within IFRS operating profit[4]	(939)	(382)	(1,219)
Financing items[5]	(290)	(330)	(255)
Earnings from associates	39	36	70
Reported profit before tax	131	1,031	346
Notes
1During the year ended 31 December 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies, therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by IFRS 8, the 2024 comparatives have been re-presented. The impact of this change to the composition of reportable segments for the year ended 31 December 2025 for Global Integrated Agencies is a £108 million increase in revenue, £80 million increase in revenue less pass-through costs and a £6 million increase in headline operating profit, with a corresponding decrease in Specialist Agencies. The impact of this change to the composition of reportable segments for the year ended 31 December 2024 for Global Integrated Agencies is a £99 million increase in revenue, £68 million increase in revenue less pass-through costs and a £9 million increase in headline operating profit, with a corresponding decrease in Specialist Agencies
2Intersegment transactions have not been separately disclosed as they are not material

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. SEGMENT INFORMATION (CONTINUED)
3Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. See note 3 to the consolidated financial statements for more details of these pass-through costs
4Headline operating profit is defined on page 12. A reconciliation from reported profit before tax to headline operating profit is provided in note 29
5Financing items include finance and investment income, finance costs and revaluation and retranslation of financial instruments

Other information	Staff costs	Depreciation and amortisation[2]	Goodwill impairment[3]
	£m	£m	£m
2025[1]
Global Integrated Agencies	6,024	335	574
Public Relations	474	17	1
Specialist Agencies	585	34	66
	7,083	386	641
2024[1]
Global Integrated Agencies	6,401	331	158
Public Relations	761	35	12
Specialist Agencies	599	35	67
	7,761	401	237
2023
Global Integrated Agencies	6,491	361	40
Public Relations	821	40	—
Specialist Agencies	825	46	23
	8,137	447	63

Notes
1During the year ended 31 December 2025, the Group reallocated a number of businesses between Global Integrated Agencies and Specialist Agencies, therefore changing the composition of reportable segments reported to the Group’s Chief Operating Decision Maker. As required by IFRS 8, the 2024 comparatives have been re-presented. The impact of this change to the composition of reportable segments for the year ended 31 December 2025 for Global Integrated Agencies is a £81 million increase in staff costs, £3 million increase in depreciation and amortisation and no impact on goodwill impairment, with a corresponding decrease in Specialist Agencies. The impact of this change to the composition of reportable segments for the year ended 31 December 2024 for Global Integrated Agencies is a £71 million increase in staff costs, a £4 million increase in depreciation and amortisation and no impact on goodwill impairment, with a corresponding decrease in Specialist Agencies
2Depreciation of property, plant and equipment, depreciation of right-of-use assets and amortisation of other intangible assets
3Goodwill impairment is excluded from headline earnings

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
2. SEGMENT INFORMATION (CONTINUED)
Contributions by geographical area were as follows:

	2025	2024	2023
	£m	£m	£m
Revenue[1]
North America[2]	4,966	5,567	5,528
United Kingdom	2,055	2,185	2,155
Western Continental Europe	2,891	3,013	3,037
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,638	3,976	4,125
	13,550	14,741	14,845
Revenue less pass-through costs[1]
North America[2]	3,837	4,394	4,556
United Kingdom	1,503	1,588	1,626
Western Continental Europe	2,143	2,375	2,411
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,693	3,002	3,267

Headline operating profit[1]
North America[2]	663	825	834
United Kingdom	164	237	215
Western Continental Europe	212	259	258
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	282	386	443
	1,321	1,707	1,750

Adjusting items within IFRS operating profit	(939)	(382)	(1,219)
Financing items	(290)	(330)	(255)
Earnings from associates	39	36	70
Reported profit before tax	131	1,031	346
Notes
1Interregional transactions have not been separately disclosed as they are not material
2North America includes the United States with revenue of £4,675 million (2024: £5,203 million, 2023: £5,187 million), revenue less pass-through costs of £3,612 million (2024: £4,115 million, 2023: £4,271 million) and headline operating profit of £616 million (2024: £766 million, 2023: £785 million)

	2025	2024
	£m	£m
Non-current assets[1]
North America[2]	4,094	4,736
United Kingdom	1,651	1,666
Western Continental Europe	2,398	2,512
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe[3]	2,393	2,607
	10,536	11,521
Notes
1Non-current assets excluding financial derivatives and deferred tax assets
2North America includes the United States with non-current assets of £3,808 million (2024: £4,427 million)
3An impairment charge of £72 million was recognised for land and freehold buildings in this geographical area, and within the Global Integrated Agencies operating segment, following a review of the Group's planned usage of its property portfolio. The recoverable amount was determined on a fair value less costs of disposal basis, supported by a third party expert who determined a market price, with reference to similar properties. The impairment charge is excluded from headline earnings. See note 3 to the consolidated financial statements for more details

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS

	2025	2024	2023
	£m	£m	£m
Costs of services	11,404	12,290	12,326
General and administrative costs	1,764	1,126	1,988
	13,168	13,416	14,314
Costs of services and general and administrative costs include:

	2025	2024	2023
	£m	£m	£m
Staff costs (note 5)	7,083	7,761	8,137
Establishment costs	420	472	516
Media pass-through costs	2,543	2,523	2,174
Other costs of services and general and administrative costs[1]	3,122	2,660	3,487
	13,168	13,416	14,314
Note
1Other costs of services and general and administrative costs include £831 million (2024: £859 million, 2023: £811 million) of other pass-through costs

Other costs of services and general and administrative costs include the following significant items:

	2025	2024	2023
	£m	£m	£m
Goodwill impairment (note 11)	641	237	63
Amortisation and impairment of acquired intangible assets	61	93	728
Restructuring and transformation costs	68	251	196
Property-related restructuring costs	127	26	232
Gains on disposal of investments and subsidiaries	(6)	(322)	(7)
Legal provision charges/(gains)	43	68	(11)
AMORTISATION AND IMPAIRMENT OF ACQUIRED INTANGIBLE ASSETS
Charges of £61 million (2024: £93 million, 2023: £728 million) relate to ongoing amortisation charges for previously acquired intangible assets. The 2024 charges included an accelerated amortisation charge of £20 million for certain brands that no longer had a useful life due to the creation of Burson. The 2023 charges of £728 million include £650 million of accelerated amortisation charges, predominantly due to the creation of VML in the fourth quarter of 2023.
RESTRUCTURING AND TRANSFORMATION COSTS
Charges of £68 million (2024: £251 million, 2023: £196 million) include £50 million (2024: £90 million, 2023: £113 million) in relation to the Group’s IT transformation programme, which includes the rollout of new ERP systems, and £5 million (2024: £144 million, 2023: £73 million) of costs related to the Group's transformation plans.
PROPERTY-RELATED RESTRUCTURING COSTS
Charges of £127 million (2024: £26 million, 2023: £232 million) include £114 million (2024: £3 million, 2023: £185 million) of impairment charges and £13 million (2024: £23 million, 2023: nil) of ongoing property costs related to property impairments recognised in prior years as part of the Group’s property requirements review.

The impairment charges include £86 million (2024: £2 million, 2023: £56 million) in relation to property, plant and equipment and £28 million
(2024: £1 million, 2023: £129 million) in relation to right-of-use assets. The impairment charges in 2025 for property, plant and equipment include an impairment recognised for land and freehold buildings following a review of the Group’s planned usage of its property portfolio.
GAINS ON DISPOSAL OF INVESTMENTS AND SUBSIDIARIES
In 2024, gains on disposal of investments and subsidiaries of £322 million were predominately related to the gain on disposal of FGS Global of £275 million.

LEGAL PROVISION CHARGES/(GAINS)
Charges of £43 million (2024: £68 million, 2023: £11 million gains) have been recognised, with the provision at 31 December 2025 representing management's best estimate of its obligation in relation to certain ongoing legal proceedings and claims that were initially recognised in 2023.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
3. COSTS OF SERVICES AND GENERAL AND ADMINISTRATIVE COSTS (CONTINUED)
External auditors’ remuneration:

	2025	2024	2023
	£m	£m	£m
Fees payable to the Company’s external auditors for the audit of the Company and Group’s annual accounts[1,2]	22	22	10
Fees payable for the audit of the Company’s subsidiaries[2]	25	26	30
Fees payable to the external auditors pursuant to legislation[1,2]	47	48	40
Audit-related assurance services [2,3]	1	1	1
Other assurance services - PwC	1	—	—
Other assurance services - Deloitte	—	1	1
Total other fees	2	2	2
Total fees	49	50	42
Notes
1The 2024 comparative has been re-presented to include additional fees of £3.8 million that were incurred in 2025 relating to the 2024 audit
2With effect from 2024, following a competitive tender process, PricewaterhouseCoopers LLP (PwC) was appointed as external auditor of the Company, replacing Deloitte LLP (Deloitte). Fees payable for the audit of the Company and Group's annual accounts, the audit of the Company's subsidiaries, and audit-related services during the years ended 31 December 2025 and 31 December 2024 relate to PwC and for the year ended 31 December 2023 to Deloitte. This includes fees in respect of the audit of internal control over financial reporting
3 Audit-related assurance services are predominantly in respect of the review of the interim financial information

4. EARNINGS FROM ASSOCIATES

	2025	2024	2023
	£m	£m	£m
Share of profits of associates (note 13)	37	34	25
Dividends received from nil carrying value associates	2	2	45
Earnings from associates	39	36	70
Earnings from associates was £39 million in 2025 (2024: £36 million, 2023: £70 million). This includes £2 million of non-refundable distributions received from Kantar (2024: £2 million, 2023: £45 million), which are recorded in the income statement given the Group's balance sheet investment in Kantar is nil. The carrying value of the Kantar investment is nil as the share of accumulated losses exceeds the Group's interest in Kantar. No further losses are being recognised, and the Group will only resume recognising its share of profits after its share of profits equals the share of losses not previously recognised.

5. OUR PEOPLE
Our monthly average staff numbers by geographical distribution were as follows:

	2025	2024	2023
North America	20,384	22,474	23,562
United Kingdom	11,052	11,816	12,457
Western Continental Europe	21,053	22,533	23,580
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	50,788	54,458	55,133
	103,277	111,281	114,732
Their reportable segment distribution was as follows:

	2025	2024[1]	2023
Global Integrated Agencies	90,084	95,792	97,838
Public Relations	5,789	7,742	8,377
Specialist Agencies	7,404	7,747	8,517
	103,277	111,281	114,732
Note
12024 balances have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations
At the end of 2025, staff numbers were 98,655 (2024: 108,044, 2023: 114,173).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
5. OUR PEOPLE (CONTINUED)
Staff costs1 include:

	2025	2024	2023
	£m	£m	£m
Wages and salaries	5,165	5,622	5,879
Cash-based incentive plans	106	242	233
Share-based incentive plans (note 21)	73	109	140
Social security costs	656	692	715
Pension costs (note 22)	208	215	213
Severance	141	61	78
Other staff costs	734	820	879
	7,083	7,761	8,137
Note
1Additional staff costs of £13 million (2024: £137 million, 2023: £71 million) are included within Restructuring and transformation costs disclosed in note 3
Compensation for key management personnel includes:

	2025	2024	2023
	£m	£m	£m
Short-term employee benefits	21	27	28
Pensions and other post-retirement benefits	1	1	1
Share-based payments	13	19	30
	35	47	59
Key management personnel comprises the Board and the Executive Committee.

6. FINANCE AND INVESTMENT INCOME, FINANCE COSTS AND REVALUATION AND RETRANSLATION OF FINANCIAL INSTRUMENTS
Finance and investment income arise from:

	2025	2024	2023
	£m	£m	£m
Financial assets measured at amortised cost	62	123	111
Financial assets measured at fair value through profit and loss	13	11	13
Other interest income	3	3	3
	78	137	127
Finance costs arise from:

	2025	2024	2023
	£m	£m	£m
Interest on bank overdrafts, bonds and bank loans	245	309	273
Interest expense related to lease liabilities	98	98	106
Interest on other long-term employee benefits	5	6	6
Net interest expense on pension plans	4	4	4
	352	417	389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
6. FINANCE AND INVESTMENT INCOME, FINANCE COSTS AND REVALUATION AND RETRANSLATION OF FINANCIAL INSTRUMENTS (CONTINUED)

Revaluation and retranslation of financial instruments include:

	2025	2024	2023
	£m	£m	£m
Movements in fair value of derivative financial instruments	22	(17)	(3)
Premium on the early repayment of bonds	—	(16)	—
Revaluation of investments and other assets held at fair value through profit or loss	4	(24)	(21)
Remeasurement of put options over non-controlling interests	(7)	(10)	(1)
Revaluation of contingent consideration liabilities	1	1	51
Retranslation of financial instruments	(36)	16	(19)
Net revaluation and retranslation of financial instrument (loss)/gain	(16)	(50)	7

7. TAXATION
In 2025, the effective tax rate on profit before taxation was 231.3% (2024: 39.0%, 2023: 43.1%).
The tax charge comprises:

	2025	2024	2023
	£m	£m	£m
Corporation tax
Current year	354	466	433
Prior years	(35)	(42)	(86)
	319	424	347
Deferred tax
Current year	(38)	6	(197)
Prior years	22	(28)	(1)
	(16)	(22)	(198)
Tax charge	303	402	149
The tax charge for 2025 includes the Group's assessment of the impact of OECD Pillar Two income taxes, which was insignificant to the tax charge. The IAS 12 exception to recognise deferred tax assets and liabilities related to Pillar Two income taxes has been applied.
The corporation tax credit for prior years in 2025, 2024 and 2023 primarily comprises the movement in provisions for tax uncertainties due to expiry of relevant statutes of limitations and reassessment of existing exposures.
In 2023, the current year deferred tax credit of £197 million reflected the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
7. TAXATION (CONTINUED)
The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2025	2024	2023
	£m	£m	£m
Profit before taxation	131	1,031	346
Tax at the corporation tax rate of 25.0%[1]	33	258	81
Tax effect of earnings from associates	(9)	(9)	(15)
Irrecoverable withholding taxes	31	29	35
Tax effect of items that are not deductible in determining taxable profits	59	101	39
Tax effect of non-deductible goodwill impairment	166	65	16
Effect of different tax rates in subsidiaries operating in other jurisdictions	10	18	42
Origination and reversal of unrecognised temporary differences	5	(10)	9
Tax losses not recognised or utilised in the year	32	21	44
Utilisation of tax losses not previously recognised	(12)	(6)	(15)
Net release of prior year provisions in relation to acquired businesses	(1)	—	(4)
Other prior year adjustments	(12)	(70)	(83)
Impact of OECD Pillar Two income taxes	1	5	—
Tax charge	303	402	149
Effective tax rate on profit before tax	231.3%	39.0%	43.1%
Note
1As the Group is subject to the tax rates of more than one country, it has chosen to present its reconciliation of the tax charge using the UK corporation tax rate of 25.0% (2024: 25.0%, 2023: 23.5%)
FACTORS AFFECTING THE TAX CHARGE IN FUTURE YEARS
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

8. (LOSS)/EARNINGS PER SHARE ("EPS")
BASIC EPS
The calculation of basic EPS is as follows:

	2025	2024	2023
(Loss)/profit for the year attributable to equity holders of the parent (£ million)	(215)	542	110
Weighted average number of shares used in basic EPS calculation (million)	1,076	1,077	1,072
Basic EPS	(20.0p)	50.3p	10.3p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
8. (LOSS)/EARNINGS PER SHARE (CONTINUED)
DILUTED EPS
The calculation of diluted EPS is as follows:

	2025	2024	2023
(Loss)/profit for the year attributable to equity holders of the parent (£ million)	(215)	542	110
Weighted average number of shares used in diluted EPS calculation (million)[1]	1,076	1,097	1,094
Diluted EPS	(20.0p)	49.4p	10.1p
1 The weighted average number of shares used in the basic EPS calculation for 2025 has also been used for the diluted EPS calculation due to the anti-dilutive effect of the weighted average number of shares calculated for the diluted EPS calculation
A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2025	2024	2023
	m	m	m
Weighted average number of shares used in basic EPS calculation	1,076	1,077	1,072
Dilutive share options outstanding	—	—	1
Other potentially issuable shares	—	20	21
Weighted average number of shares used in diluted EPS calculation	1,076	1,097	1,094

At 31 December 2025, options to purchase 29 million ordinary shares (2024: 28 million, 2023: 25 million) were outstanding, but were excluded from the computation of diluted earnings per share because the effect was anti-dilutive or the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

At 31 December 2025 there were 1,091,394,251 (2024: 1,091,394,251, 2023: 1,141,513,196) ordinary shares in issue, including 12,591,893 treasury shares (2024: 12,591,893, 2023: 66,675,497).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. ANALYSIS OF CASH FLOWS
The following tables analyse the net cash inflow from operating activities presented within the main cash flow statement.
Net cash inflow from operating activities:

	2025	2024	2023
	£m	£m	£m
(Loss)/profit for the year	(172)	629	197
Taxation	303	402	149
Revaluation and retranslation of financial instruments	16	50	(7)
Finance costs	352	417	389
Finance and investment income	(78)	(137)	(127)
Earnings from associates	(39)	(36)	(70)
Operating profit	382	1,325	531
Adjustments for:
Non-cash share-based incentive plans (including share options)	73	109	140
Depreciation of property, plant and equipment	142	156	165
Depreciation of right-of-use assets	201	213	257
Goodwill impairment	641	237	63
Property-related impairment charges	114	3	185
Other impairment charges	5	26	18
Amortisation and impairment of acquired intangible assets	61	93	728
Amortisation of other intangible assets	43	32	25
Gains on disposal of investments and subsidiaries	(6)	(322)	(7)
Gains on disposal of property, plant and equipment	—	(7)	—
Other transaction costs	—	10	—
Operating cash flow before movement in working capital and provisions	1,656	1,875	2,105
Decrease in trade receivables and accrued income	307	309	232
(Decrease)/increase in trade payables	(390)	31	(238)
(Increase)/decrease in other receivables	(108)	16	125
Decrease in other payables	(110)	(240)	(445)
Increase in provisions	10	69	66
Cash generated by operations	1,365	2,060	1,845
Corporation and overseas tax paid	(398)	(392)	(395)
Interest paid on lease liabilities	(95)	(95)	(103)
Other interest and similar charges paid	(282)	(306)	(275)
Interest received	97	109	116
Investment income	13	11	13
Dividends from associates	45	31	43
Contingent consideration liability payments recognised in operating activities[1]	(21)	(10)	(6)
Net cash inflow from operating activities	724	1,408	1,238
Note
1Contingent consideration liability payments in excess of the amount determined at acquisition are recorded as operating activities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
9. ANALYSIS OF CASH FLOWS (CONTINUED)

Acquisitions and disposals:
	2025	2024	2023
	£m	£m	£m
Initial cash consideration	(133)	(47)	(227)
Cash and cash equivalents acquired	1	14	23
Contingent consideration payments recognised in investing activities[1]	(44)	(87)	(53)
Purchase of other investments (including associates)	(7)	(33)	(10)
Acquisitions	(183)	(153)	(267)
Proceeds on disposal of investments and subsidiaries[2]	15	646	100
Cash and cash equivalents disposed	(1)	(93)	(1)
Disposals of investments and subsidiaries	14	553	99
Cash consideration received from non-controlling interests	—	—	46
Cash consideration for purchase of non-controlling interests	(8)	(87)	(16)
Cash consideration (for)/from non-controlling interests[3]	(8)	(87)	30
Net acquisition payments and disposal proceeds	(177)	313	(138)
Notes
1Contingent consideration payments in excess of the amount determined at acquisition are recorded as operating activities
2Proceeds on disposal of investments and subsidiaries include return of capital from investments in associates
3Cash consideration for/from non-controlling interests is included within financing activities

Share repurchases and buybacks:
	2025	2024	2023
	£m	£m	£m
Purchase of own shares by ESOP trusts	(97)	(82)	(54)
Net cash outflow	(97)	(82)	(54)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. LEASES
The movements in 2025 and 2024 were as follows:

Right-of-use assets	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2024	1,309	73	1,382
Additions	334	24	358
Disposals	(82)	(21)	(103)
Depreciation of right-of-use assets	(197)	(16)	(213)
Impairment charges included within restructuring costs	(1)	—	(1)
Exchange adjustments	(35)	(3)	(38)
31 December 2024	1,328	57	1,385
Additions	187	12	199
Disposals	(42)	(4)	(46)
Depreciation of right-of-use assets	(186)	(15)	(201)
Impairment charges included within restructuring costs	(28)	—	(28)
Exchange adjustments	5	3	8
31 December 2025	1,264	53	1,317
The movements in 2025 and 2024 were as follows:

Lease liabilities	Land and buildings £m	Plant and machinery £m	Total £m
1 January 2024	2,078	76	2,154
Additions	291	16	307
Interest expense related to lease liabilities	95	3	98
Disposals	(105)	(21)	(126)
Repayment of lease liabilities (including interest)	(359)	(18)	(377)
Exchange adjustments	(33)	(3)	(36)
31 December 2024	1,967	53	2,020
Additions	180	12	192
Interest expense related to lease liabilities	96	2	98
Disposals	(56)	(3)	(59)
Repayment of lease liabilities (including interest)	(321)	(16)	(337)
Exchange adjustments	(21)	3	(18)
31 December 2025	1,845	51	1,896
The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

	2025	2024	2023
	£m	£m	£m
Depreciation of right-of-use assets:
Land and buildings	(186)	(197)	(236)
Plant and machinery	(15)	(16)	(21)
Impairment charges	(28)	(1)	(129)
Short-term lease expense	(16)	(21)	(22)
Low-value lease expense	(2)	(2)	(3)
Variable lease expense	(39)	(48)	(45)
Sublease income	20	20	17
Charge to operating profit	(266)	(265)	(439)
Interest expense related to lease liabilities	(98)	(98)	(106)
Charge to profit before taxation for leases	(364)	(363)	(545)
Variable lease payments primarily include real estate taxes and insurance costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
10. LEASES (CONTINUED)
The maturity of lease liabilities at 31 December 2025 and 2024 were as follows:

	2025	2024
	£m	£m
Within one year	325	353
Between one and two years	294	307
Between two and three years	265	281
Between three and four years	241	256
Between four and five years	202	235
Over five years	1,124	1,260
	2,451	2,692
Effect of discounting	(555)	(672)
Lease liability at end of year	1,896	2,020
Short-term lease liability	223	240
Long-term lease liability	1,673	1,780
The total committed undiscounted future cash flows for leases not yet commenced at 31 December 2025 is £70 million (2024: £114 million).
The Group subleases certain properties, which are treated as finance subleases when the arrangement transfers substantially all the risks and rewards of ownership of the asset. At 31 December 2025, the net investment in sublease balance of £54 million is recognised within other receivables (2024: £59 million).
The Group does not face a significant liquidity risk with regard to its lease liabilities. Refer to note 23 for management of liquidity risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. INTANGIBLE ASSETS
GOODWILL
The movements in 2025 and 2024 were as follows:

£m
Cost
1 January 2024	11,979
Additions[1]	27
Disposals	(466)
Exchange adjustments	(146)
31 December 2024	11,394
Additions[1]	91
Disposals	—
Exchange adjustments	(217)
31 December 2025	11,268

Accumulated impairment losses
1 January 2024	3,590
Impairment losses for the year	237
Exchange adjustments	(43)
31 December 2024	3,784
Impairment losses for the year	641
Exchange adjustments	(103)
December 31, 2025	4,322

Net book value
31 December 2025	6,946
31 December 2024	7,610
1 January 2024	8,389
Note
1Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 'Business Combinations'. The effect of such revisions was not material in either year presented

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. INTANGIBLE ASSETS (CONTINUED)
OTHER INTANGIBLE ASSETS
The movements in 2025 and 2024 were as follows:

	Brands with an indefinite useful life	Acquired intangibles	Internally generated intangibles and other[2]	Total
	£m	£m	£m	£m
Cost
1 January 2024	472	1,814	280	2,566
Additions	—	—	47	47
Disposals and derecognition	(2)	(820)	(38)	(860)
Acquisitions	—	17	—	17
Other movements[1]	—	14	6	20
Exchange adjustments	(1)	(12)	—	(13)
31 December 2024	469	1,013	295	1,777
Additions	—	—	95	95
Disposals and derecognition	—	(234)	(34)	(268)
Acquisitions	—	32	—	32
Exchange adjustments	(17)	(19)	(8)	(44)
31 December 2025	452	792	348	1,592

Accumulated amortisation and impairment
1 January 2024	60	1,470	186	1,716
Charge for the year	—	93	32	125
Other movements[1]	—	—	1	1
Disposals and derecognition	—	(759)	(37)	(796)
Exchange adjustments	—	(7)	1	(6)
31 December 2024	60	797	183	1,040
Charge for the year	—	61	43	104
Other movements[1]	—	—	8	8
Disposals and derecognition	—	(234)	(34)	(268)
Exchange adjustments	(3)	(17)	(6)	(26)
31 December 2025	57	607	194	858

Net book value
31 December 2025	395	185	154	734
31 December 2024	409	216	112	737
1 January 2024	412	344	94	850
Notes
1Other movements in acquired intangibles include revisions to fair value adjustments that are not material arising on the acquisition of subsidiary undertakings that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 'Business Combinations'
2Other intangible assets are primarily comprised of purchased software
Acquired intangible assets at net book value at 31 December 2025 include brand names of £60 million (2024: £83 million), customer-related intangibles of £33 million (2024: £50 million) and other assets (including proprietary tools) of £92 million (2024: £83 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. INTANGIBLE ASSETS (CONTINUED)
Goodwill and other relevant assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (CGUs). The determination of the Group's CGUs is primarily aligned with its operating segments. If cash flows from assets within one operating segment are largely independent of the cash flows from other assets in the same operating segment, multiple CGUs are identified within that operating segment. Goodwill is tested for impairment at the individual CGU or a group of CGUs where that is the lowest level at which goodwill is monitored by management and this level is not larger than an operating segment.
CGUs with significant goodwill and brands with an indefinite useful life at 31 December are:

	Goodwill[1]		Brands with an indefinite useful life
	2025	2024	2025	2024
	£m	£m	£m	£m
WPP Media	3,308	3,200	—	—
VML	1,873	1,905	—	—
Ogilvy[3]	617	795	206	212
Burson	718	746	106	111
Hill & Knowlton[4]	—	—	32	33
AKQA[2]	87	435	—	—
Landor	70	89	51	53
Other	273	440	—	—
	6,946	7,610	395	409
Notes
1Certain operations have been realigned between the various networks. These realignments have been reflected in the CGUs tested for impairment. The most significant realignments are detailed below
2Following the announcement to separate AKQA and Grey (previously the AKQA Group) in the second quarter of 2025, goodwill was reallocated to the separate AKQA and Grey CGUs
3Following the announcement to merge Grey into the Ogilvy CGU in the second quarter of 2025, goodwill for these businesses was combined within the Ogilvy CGU effective 1 July 2025, when the merger formally completed. At 30 June 2025, Grey and Ogilvy were separate CGUs with goodwill of £156 million and £834 million respectively
4Following the announcement to merge BCW and Hill & Knowlton in January 2024, goodwill for these businesses was combined within the Burson CGU effective 1 July 2024, when the merger formally completed. Indefinite lived brands associated with Hill & Knowlton and Burson continued to be identified in separate CGUs during 2025
'Other' represents goodwill on a number of CGUs, none of which contain goodwill that is individually material in comparison to the total carrying value of goodwill. Separately identifiable brands with an indefinite useful life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets.
IMPAIRMENT ASSESSMENT PROCESS
Due to the significant number of CGUs across the Group, the goodwill impairment testing was performed in two steps. In the first step, a discounted cash flow was used to determine the value in use (VIU) for each CGU using conservative cash flow projections to 2029, 1.0% growth rate thereafter (2024: nil) and a conservative pre-tax discount rate of 13.9% (2024: 13.3%). The pre-tax discount rate of 13.9% was above the rate calculated for the global networks of 12.9% (2024: 12.3%). For smaller CGUs that operate primarily in a particular region subject to higher risk, the greater of 13.9% or 100 basis points above the regional discount rate was used in the first step.

The VIU for each CGU was then compared to the carrying amount, which includes goodwill, intangible assets and other relevant assets. CGUs where the VIU exceeded the carrying amount were not considered to be impaired. Those CGUs where the VIU did not exceed the carrying amount were then further reviewed in the second step.

In the second step, these CGUs were retested for impairment using more refined assumptions. This included using a CGU-specific pre-tax discount rate and management forecasts for a projection period of up to five years, followed by an assumed long-term growth rate of 2.0% (2024: 2.0%). If the higher of the fair value less costs of disposal (FVLCD) or VIU using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded.

In 2025, FVLCD was used for all CGUs with a significant carrying amount of goodwill other than WPP Media, which was valued on a VIU basis. All brands with an indefinite useful life were valued on a VIU basis other than Landor, which was valued on a FVLCD basis. In 2024, VIU was used for all CGUs with significant carrying amounts of goodwill or brands with an indefinite useful life other than AKQA Group and Landor, which were valued on a FVLCD basis.

The assumptions used for estimating cash flow projections in the Group’s impairment testing include forecasted revenue less pass-through costs, operating margins, long-term growth rate and discount rates. The assumptions take into account the business’s expectations for the projection period. These expectations consider the macro economic environment, industry and market conditions, the CGU’s historical performance and any other circumstances particular to the business, such as business strategy and client mix.

The discount rates were determined with the support of a third-party expert, which included benchmarking against other comparable companies. The pre-tax discount rate applied to the pre-tax cash flow projections for the CGUs that operate globally was 12.9% (2024: 12.3%). The pre-tax discount rates applied to the CGUs that have more regional-specific operations ranged from 12.0% (2024: 11.5%) to 18.5% (2024: 18.4%). For CGUs with significant carrying value where the FVLCD method was used in 2025, post-tax discount rates ranging from 10.25% to 11.75% (2024: 10.5%) were applied to post-tax cash flows.

The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends, as well as the support of a third-party expert. For the 2025 annual impairment review, the Group has assumed a long-term

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
11. INTANGIBLE ASSETS (CONTINUED)
growth rate of 2.0% (2024: 2.0%) for CGUs using both FVLCD and VIU methods. Management is satisfied with the reasonableness of the long-term growth rate when compared against independent market-growth projections and long-term country inflation rates.

The recoverable amount for CGUs assessed under the FVLCD method was calculated using a discounted cash flow approach, for a projection period up to five years, adjusted to reflect a market participant's perspective. Assumptions used include, but are not limited to, forecasted revenue less pass-through costs and operating margins, long-term growth rates and post-tax discount rate, and have been determined using the same approach described above for VIU, adjusted as required for FVLCD. These assumptions are considered level 3 in the fair value hierarchy.

IMPAIRMENT CHARGES
In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment review is undertaken annually on 30 September.

In 2025, goodwill impairment charges of £641 million were recognised. This primarily relates to the Ogilvy (£393 million), AKQA (£123 million) and Grey (£58 million) CGUs, all of which are within the Global Integrated Agencies reportable segment. After their separation, AKQA and Grey were tested separately for impairment at 30 June 2025. Grey was then integrated and assessed as part of the wider Ogilvy CGU in the second half of 2025. AKQA remains a separate CGU.

In 2024, the £237 million goodwill impairment charge primarily related to the previous AKQA Group CGU (£158 million).

The £393 million impairment to the Ogilvy CGU, including Grey, recognised in the second half of 2025 reflects weaker trading performance compared with prior expectations. The downturn in trading was caused by macro economic pressures and uncertainty, partly driven by the introduction of new global tariffs during the year that weighed on client spending. The second half of 2025 saw a more severe than previously anticipated decline in client discretionary spend which impacted project win rates and the level of net new business.

The factors described above also led to an impairment of £123 million of the AKQA CGU, of which £58 million was recognised in the first half of 2025. The incremental £65 million recognised in the second half of 2025 reflected a further continuation of these factors along with a specific global client loss.

The recoverable amounts of the Ogilvy and AKQA CGUs are £948 million and £111 million, respectively. The recoverable amounts for Ogilvy and AKQA were calculated on a FVLCD basis, determined using a discounted cash flow approach with future cash flows based upon a projection period of five years. Post-tax discount rates of 11.75% (2024: 10.5%) and 10.75% (2024: 10.5%) were applied to determine the Ogilvy and AKQA recoverable amounts, respectively. Cash flows beyond the projection period are based on a long-term growth rate of 2.0% (2024: 2.0%). These key inputs are considered level 3 in the fair value hierarchy.

The determination of the recoverable amounts for Ogilvy and AKQA in the 2025 impairment assessment incorporates certain assumptions, some of which are subject to considerable uncertainty. These assumptions include, but are not limited to, forecasted revenue less pass-through costs and operating margins, long-term growth rates and post-tax discount rate.

The key inputs, which are considered level 3 in the fair value hierarchy, used in determining the recoverable amount were determined as follows:
•Long-term growth rate, aligned to the Group’s expected long-term growth.
•Forecasted revenue less pass-through costs and operating margins for five years, based on values determined by the Group’s budgeting and strategic planning process, adjusted to reflect a market participant's perspective, and representing operating margins broadly aligned to recent historical levels given weaker performance in 2025.
•Discount rate, calculated based on the Group’s estimated weighted average cost of capital, with reference to the Group’s long-term average cost of debt and estimated cost of equity, which is derived with reference to external sources of information and the Group’s target gearing ratio, adjusted for specific risk factors relevant to the CGU.

The impairment charges for both AKQA and Ogilvy are sensitive to changes in long-term operating margins. The charge for Ogilvy is also sensitive to changes in revenue less pass-through costs growth rates, discount rate and long-term growth rate. If long-term operating margins in future periods were two percentage points lower than current expectations, additional goodwill impairment charges of £105 million for Ogilvy and £22 million for AKQA would be recognised.

For Ogilvy, if revenue less pass-through costs growth rates in future periods were reduced by one percentage point, with a corresponding impact on operating margins being reflected, an additional impairment charge of £54 million would be recognised. If the Ogilvy discount rate was one percentage point higher, an additional goodwill impairment charge of £77 million would be recognised. If the Ogilvy long-term growth rate decreased from 2.0% to 1.0%, an additional impairment charge of £57 million would be recognised.

Other than described above, there are no CGUs or goodwill balances, including all other CGUs impaired in the year, for which a reasonably possible change in key assumptions would lead to a further significant impairment charge or for a CGU's recoverable amount to be equal to its carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. PROPERTY, PLANT AND EQUIPMENT
The movements in 2025 and 2024 were as follows:

	Land	Freehold buildings	Leasehold buildings	Fixtures, fittings and equipment	Computer equipment	Total
	£m	£m	£m	£m	£m	£m
Cost
1 January 2024	12	34	1,061	119	390	1,616
Additions	—	2	69	15	76	162
Disposals and derecognition	(3)	(4)	(158)	(58)	(83)	(306)
Reclassification	(64)	64	—	—	—	—
Exchange adjustments	91	48	(11)	(7)	4	125
31 December 2024	36	144	961	69	387	1,597
Additions	—	3	29	16	43	91
Disposals and derecognition	(1)	(9)	(64)	(30)	(89)	(193)
Exchange adjustments	(8)	(11)	(29)	6	(6)	(48)
31 December 2025	27	127	897	61	335	1,447

Accumulated depreciation and impairment
1 January 2024	—	3	480	45	260	788
Charge for the year	—	1	65	23	67	156
Impairment charges included within restructuring costs	—	—	2	—	—	2
Disposals and derecognition	—	(2)	(120)	(52)	(80)	(254)
Exchange adjustments	—	—	15	(9)	(10)	(4)
31 December 2024	—	2	442	7	237	688
Charge for the year	—	—	60	19	63	142
Impairment charges included within restructuring costs	12	60	13	—	1	86
Disposals and derecognition	—	(4)	(54)	(27)	(88)	(173)
Exchange adjustments	—	—	(17)	1	(4)	(20)
31 December 2025	12	58	444	—	209	723

Net book value
31 December 2025	15	69	453	61	126	724
31 December 2024	36	142	519	62	150	909
1 January 2024	12	31	581	74	130	828
At 31 December 2025, capital commitments contracted, but not provided for in respect of property, plant and equipment, were £33 million (2024: £14 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. INTERESTS IN ASSOCIATES AND OTHER INVESTMENTS
The movements in 2025 and 2024 were as follows:

	Interests in associates	Other investments
	£m	£m
1 January 2024	287	333
Additions	—	24
Share of profits of associates	34	—
Dividends	(29)	—
Other movements[1]	3	62
Exchange adjustments	(9)	—
Disposals	(10)	—
Revaluation of other investments through profit or loss	—	(14)
Revaluation of other investments through other comprehensive income	—	(7)
Impairment charges	(23)	—
31 December 2024	253	398
Additions	3	9
Share of profits of associates	37	—
Dividends	(43)	—
Other movements	(1)	(8)
Exchange adjustments	(10)	(15)
Disposals	(3)	—
Revaluation of other investments through profit or loss	—	4
Revaluation of other investments through other comprehensive income	—	(54)
Impairment charges	(5)	—
31 December 2025	231	334
Note
1Other movements in 2024 predominantly relates to a not material reclassification of investment funds from 'Trade and other receivables' to 'Other investments'
Interests in joint ventures are not material and none of the Group's associates are individually material at 31 December 2025.
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
The carrying values of the Group’s associates are reviewed for impairment in accordance with the Group’s accounting policies.
AGGREGATE INFORMATION OF ASSOCIATES THAT ARE NOT INDIVIDUALLY MATERIAL
The following table presents a summary of the aggregate financial performance of the Group’s associates.

	2025	2024	2023
	£m	£m	£m
Earnings from associates (note 4)	39	36	70
Share of other comprehensive loss of associates	—	—	(1)
Share of total comprehensive earnings of associates	39	36	69
The application of equity accounting is ordinarily discontinued when the investment is reduced to nil and additional losses are not provided for unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.
At 31 December 2025, share of losses of £79 million (2024: £57 million, 2023: £30 million) for the US and £230 million (2024: £196 million, 2023: £138 million) for the Rest of World have not been recognised in relation to Kantar, as the investment was reduced to nil in 2022.

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
Deferred tax assets have only been recognised for territories where the Group considers that it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:
–the future earnings potential determined through the use of internal forecasts;
–the cumulative losses in recent years;
–the various jurisdictions in which the potential deferred tax assets arise;
–the history of losses carried forward and other tax assets expiring;
–the timing of future reversal of taxable temporary differences;
–the expiry period associated with the deferred tax assets; and
–the nature of the income that can be used to realise the deferred tax asset.
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
The following is the analysis of the deferred tax balances:

	Gross	Offset of balances arising from a single transaction[1]	Gross balances before offset within countries	Offset within countries	As reported
2025	£m	£m	£m	£m	£m
Deferred tax assets	610	(67)	543	(251)	292
Deferred tax liabilities	(464)	67	(397)	251	(146)
	146	—	146	—	146

	Gross	Offset of balances arising from a single transaction[1]	Gross balances before offset within countries	Offset within countries	As reported
2024	£m	£m	£m	£m	£m
Deferred tax assets	661	(93)	568	(245)	323
Deferred tax liabilities	(480)	93	(387)	245	(142)
	181	—	181	—	181
Note
1The Group has applied deferred tax related to assets and liabilities arising from a single transaction (Amendments to IAS 12). Transactions which give rise to the recognition of an asset and a liability on the Group’s balance sheet, including leases for which the Group recognises a right-of-use asset and a lease liability, lead to taxable and deductible temporary differences in certain jurisdictions. The resulting deferred tax assets and deferred tax liabilities arising from these temporary differences have been offset and reported net on the Group’s balance sheet

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
14. DEFERRED TAX (CONTINUED)
The following are the movements in the gross deferred tax assets before offset within countries recognised by the Group in 2025 and 2024:

	Deferred compensation	Accounting provisions and accruals	Retirement benefit obligations	Plant and equipment	Property	Tax losses and credits	Share- based payments	Restructuring provisions	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
1 January 2024	65	132	50	36	56	104	35	107	5	590
(Charge)/credit to income	(10)	(15)	2	(3)	(12)	35	(2)	(5)	6	(4)
Credit to other comprehensive income	—	—	2	—	—	—	—	—	—	2
Credit to equity	—	—	—	—	—	—	1	—	—	1
Disposal of subsidiaries	(2)	(1)	—	—	—	—	(2)	—	—	(5)
Exchange differences and other movements	(2)	(2)	(2)	(1)	4	—	—	(13)	—	(16)
31 December 2024	51	114	52	32	48	139	32	89	11	568
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	(1)	(1)
(Charge)/credit to income	(17)	37	(3)	(7)	8	(5)	(19)	(5)	16	5
Credit to other comprehensive income	—	—	—	—	—	—	—	—	—	—
Charge to equity	—	—	—	—	—	—	(2)	—	—	(2)
Exchange differences and other movements	(5)	(2)	(2)	—	19	(8)	(1)	(16)	(12)	(27)
31 December 2025	29	149	47	25	75	126	10	68	14	543
Other temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2025, the balance related to temporary differences in relation to revenue adjustments, tax deductible goodwill, fair value adjustments and other temporary differences.
Included in the table above is a deferred tax asset that has arisen in the UK in respect of tax losses of £74m (2024: £76m).
The recoverability of this UK deferred tax asset has been assessed by considering underlying 2025 taxable profits and extended thereafter using a number of different modelling scenarios which all led the Group to conclude that it is probable that sufficient taxable profits will arise in the UK to utilise the losses and the deferred tax asset. This included conservatively modelling flat taxable profits which concluded that the deferred tax asset could be recovered within nine years (2024: six years). As a result the deferred tax asset has been recognised in full.
If future taxable profits were lower than modelled, the period over which the deferred tax asset could be recovered would extend. A reduction in UK taxable profits of approximately 10% could increase the recoverability period by a further one year. As UK tax losses can be carried forward indefinitely, there is no expectation that there will be a material write-down of the carrying value of the deferred tax asset.
The recoverability of the deferred tax asset could be affected by future changes in tax legislation. However, no changes that would impact the utilisation of UK tax losses have been substantively enacted at the balance sheet date.
In addition, the Group has recognised the following movements in the gross deferred tax liabilities before offset within countries in 2025 and 2024:

	Brands and other intangibles	Associate earnings	Goodwill	Plant and equipment	Other temporary differences	Total
	£m	£m	£m	£m	£m	£m
1 January 2024	195	19	181	22	28	445
Acquisition of subsidiaries	8	—	—	—	—	8
(Credit)/charge to income	(28)	(6)	8	7	(7)	(26)
Disposal of subsidiaries	(15)	—	(18)	(1)	—	(34)
Exchange differences and other movements	—	1	3	(12)	2	(6)
31 December 2024	160	14	174	16	23	387
Acquisition of subsidiaries	8	—	—	—	—	8
(Credit)/charge to income	(16)	—	8	(2)	(1)	(11)
Disposal of subsidiaries	—	—	—	—	—	—
Exchange differences and other movements	(5)	(1)	12	10	(3)	13
31 December 2025	147	13	194	24	19	397

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
14. DEFERRED TAX (CONTINUED)
Other temporary differences comprise a number of items none of which is individually significant to the Group's consolidated balance sheet. At 31 December 2025 the balance related to temporary differences in relation to unremitted earnings of subsidiaries and other temporary differences.
At the balance sheet date, the Group has deductible temporary differences of £10,456 million (2024: £10,040 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £2,143 million (2024: £2,313 million) of such deductible temporary differences. No deferred tax asset has been recognised in respect of the remaining £8,313 million (2024: £7,727 million) of deductible temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £1,501 million (2024: £77 million) that will expire within one to ten years, and £6,685 million (2024: £7,568 million) of losses that may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £1,243 million (2024: £1,286 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

15. TRADE AND OTHER RECEIVABLES
The following are included in trade and other receivables:

	2025	2024
Amounts to be realised within one year	£m	£m
Trade receivables (net of loss allowance)	6,089	6,487
Unbilled costs	189	238
VAT and sales taxes recoverable	380	323
Prepayments	205	221
Fair value of derivatives	3	1
Other receivables[1]	413	452
	7,279	7,722
Note
1This balance does not include any individually material items
The ageing of trade receivables by due date is as follows:

	Carrying amount at 31 December	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2025	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	6,124	5,365	494	157	42	16	50
Expected credit losses	(35)	(1)	—	—	(3)	(10)	(21)
	6,089	5,364	494	157	39	6	29

	Carrying amount at 31 December	Not past due	Days past due
			0-30 days	31-90 days	91-180 days	181 days- 1 year	Greater than 1 year
2024	£m	£m	£m	£m	£m	£m	£m
Gross trade receivables	6,522	5,672	572	155	58	23	42
Expected credit losses	(35)	(1)	—	—	(2)	(9)	(23)
	6,487	5,671	572	155	56	14	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
15. TRADE AND OTHER RECEIVABLES (CONTINUED)
The expected credit loss is equivalent to 0.6% (2024: 0.5%) of gross trade receivables. Expected credit losses on unbilled costs and other receivables were not material for the years presented. The Group considers that the carrying amount of trade and other receivables approximates their fair value.

	2025	2024
Amounts to be realised after more than one year	£m	£m
Fair value of derivatives	77	4
Other receivables and prepayments[1]	195	170
	272	174
Note
1This balance does not include any individually material items
The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

16. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE WITHIN ONE YEAR
The following are included in trade and other payables falling due within one year:

	2025	2024
	£m	£m
Trade payables	10,067	10,637
Deferred income and customer advances[1]	955	1,160
Contingent consideration liabilities	46	57
Deferred consideration liabilities	45	10
Liabilities in respect of put option agreements with vendors	24	1
Fair value of derivatives	4	32
Other payables and accruals[2]	2,268	2,319
	13,409	14,216
Notes
1Deferred income and customer advances, that was previously presented separately on the balance sheet, is included within Trade and other payables. The prior year comparative has been re-presented to include deferred income and customer advances
2This balance includes media rebates, staff costs, interest payable, indirect taxes payable and other individually not material items
The Group considers that the carrying amount of trade and other payables approximates their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. TRADE AND OTHER PAYABLES: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
The following are included in trade and other payables falling due after more than one year:

	2025	2024
	£m	£m
Contingent consideration liabilities	20	76
Deferred consideration liabilities	87	—
Liabilities in respect of put option agreements with vendors	58	66
Fair value of derivatives	1	25
Other payables and accruals	42	62
	208	229
The Group considers that the carrying amount of trade and other payables approximates their fair value. The Group's approach to contingent consideration liabilities is further described in note 23.

18. CASH AND CASH EQUIVALENTS

	2025	2024
	£m	£m
Cash at bank and deposits	2,226	1,983
Money market funds	468	655
Cash and cash equivalents as presented in the consolidated balance sheet	2,694	2,638
Bank overdrafts	(168)	(171)
Cash and cash equivalents as presented in the consolidated cash flow statement	2,526	2,467
Money market funds are held at fair value through profit and loss. Cash at bank and deposits are held at amortised cost and the carrying value approximates the fair value.
The Group operates in a number of territories where there are regulatory restrictions. As a result, £49 million (2024: £38 million) of cash included in cash and cash equivalents is restricted for use by the Group, yet is available for use in the relevant subsidiary’s day-to-day operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
19. BORROWINGS

	2025	2024
	£m	£m
Current
Bonds	654	413
Bank overdrafts	168	171
Total current borrowings	822	584
Non-current
Bonds	4,114	3,744
Total borrowings	4,936	4,328
The Group estimates that the fair value of bonds is £4,595 million at 31 December 2025 (2024: £3,964 million). The fair values of the bonds are based on quoted market prices and are within level 1 of the fair value hierarchy.
The carrying amount of the Group's other financial liabilities held at amortised cost approximate to their fair value.
BONDS
US$ bonds At 31 December 2025, the Group had in issue $93 million of 5.125% bonds due September 2042 and $220 million of 5.625% bonds due November 2043.
Eurobonds At 31 December 2025, the Group had in issue €750 million of 2.25% bonds due September 2026, €750 million of 2.375% bonds due May 2027, €550 million of 4.125% bonds due May 2028, €351 million of 3.625% bonds due September 2029, €600 million of 1.625% bonds due March 2030, €1,000 million of 3.625% bonds due June 2031 (issued in December 2025), and €500 million of 4% bonds due September 2033. In March 2025, €500 million of 1.375% bonds were repaid.
Sterling bonds At 31 December 2025, the Group had in issue £250 million of 3.75% bonds due May 2032 and £380 million of 2.875% bonds due September 2046.
REVOLVING CREDIT FACILITY
The Group has a five-year Revolving Credit Facility of $2.5 billion (2024: $2.5 billion) which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025 (2024: undrawn).
COMMERCIAL PAPER PROGRAMMES
The Group operates commercial paper programmes using its Revolving Credit Facility as a backstop. The average US commercial paper in issue in 2025 was $630 million (2024: $194 million) at an average interest rate of 4.62% (2024: 5.36%) inclusive of margin. The average Euro commercial paper in issue in 2025 was £298 million (2024: nil) at an average interest rate of 2.25% inclusive of margin and inclusive of the effect of currency swaps, where applicable. There were no US or Euro commercial paper outstanding at 31 December 2025.
ANALYSIS OF CHANGE IN FINANCING ACTIVITIES (INCLUSIVE OF LEASES)
The table below details changes arising from financing activities, including both cash and non-cash changes.

2025	Opening balance	Cash flow	Acquisition and disposal of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings[1]	4,157	456	—	147	8	4,768
Derivatives (notes 15, 16 and 17)	52	(26)	—	(94)	(7)	(75)
Lease liabilities (note 10)[2]	2,020	(337)	2	(18)	229	1,896
Liabilities from financing activities	6,229	93	2	35	230	6,589
Cash and cash equivalents (note 18)[3]	(2,638)	(262)	1	20	185	(2,694)
Bank overdrafts	171	18	—	(21)	—	168
	3,762	(151)	3	34	415	4,063

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
19. BORROWINGS (CONTINUED)

2024	Opening balance	Cash flow	Acquisition and disposal of subsidiaries	Foreign exchange	Interest and other	Closing balance
	£m	£m	£m	£m	£m	£m
Borrowings[1]	4,363	(27)	—	(163)	(16)	4,157
Derivatives (notes 15, 16 and 17)	(31)	(14)	—	60	37	52
Lease liabilities (note 10)[2]	2,154	(377)	—	(36)	279	2,020
Liabilities from financing activities	6,486	(418)	—	(139)	300	6,229
Cash and cash equivalents (note 18)[3]	(2,218)	(801)	79	105	197	(2,638)
Bank overdrafts	358	(172)	—	(15)	—	171
	4,626	(1,391)	79	(49)	497	3,762
Notes
1Borrowings as presented in this table includes bonds and excludes bank overdrafts. The interest and other amounts within borrowings comprises amortisation of capitalised borrowing costs
2Repayment of lease liabilities includes £95 million (2024: £95 million) of interest paid on lease liabilities recognised within net cash inflow from operating activities (note 9). Interest and other within lease liabilities comprises interest on leases, lease liability additions and disposals (note 10)
3Cash flow includes £185 million (2024: £197 million) of net cash interest paid recognised within net cash inflow from operating activities (note 9). The prior year table has been re-presented to show net interest paid and interest expense separately

20. PROVISIONS FOR LIABILITIES AND CHARGES
The movements in 2025 and 2024 were as follows:

	Employee benefits £m	Property £m	Legal £m	Other £m	Total £m
1 January 2024	153	99	35	18	305
Charged to the income statement	14	12	102	1	129
Utilised	(33)	(17)	—	—	(50)
Released to the income statement	—	(12)	(6)	(12)	(30)
Other movements	28	(10)	—	—	18
Exchange adjustments	2	(1)	1	1	3
31 December 2024	164	71	132	8	375
Charged to the income statement	4	14	49	2	69
Utilised	(32)	(18)	—	—	(50)
Released to the income statement	—	(10)	(2)	—	(12)
Other movements	21	(3)	(25)	(2)	(9)
Exchange adjustments	(11)	(2)	(1)	—	(14)
31 December 2025	146	52	153	8	359

	2025	2024
	£m	£m
Current	160	143
Non-current	199	232
	359	375

Employee benefits relate to employee entitlements where there is uncertainty over the timing or amount of the settlement. The majority of this provision relates to various employee entitlements in the US. It is anticipated that these costs will be incurred when employees choose to take their benefits or depart from the Group.

Property provisions relate primarily to onerous property contracts and decommissioning where the Group has the obligation to make-good its leased properties. Where the Group has made a decision to exit a leased property, onerous property contract provisions do not include rent in accordance with
IFRS 16 'Leases', however they do include unavoidable costs related to the lease such as ongoing service charges. Utilisation of the recognised provisions is expected to occur in conjunction with the profile of the leases to which they relate.

Legal provisions of £153 million (2024: £132 million) relate to certain ongoing legal proceedings and claims, which from time to time the Company and its subsidiaries are parties to, which arise in the ordinary course of business. The £49 million (2024: £102 million) charged to the income statement includes the £43 million charge (2024: £68 million charge) described in note 3 and other not material items. The Group expects £142 million of the provision to be settled

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
20. PROVISIONS FOR LIABILITIES AND CHARGES (CONTINUED)
in less than one year, with £11 million of the provision to be settled in more than one year. The Directors do not consider that there is a significant risk of any material additional charges or credits in respect of these matters within the next financial year, beyond the amounts already provided.

Other provisions include various items that are not material and do not fall within the Group’s categories of provisions above.

21. SHARE-BASED PAYMENTS
Charges for share-based incentive plans were as follows:

	2025	2024	2023
	£m	£m	£m
Share-based payments	73	109	140
Share-based payments comprise charges for stock options of £5 million (2024: £6 million, 2023: £5 million) and restricted stock awards to employees of the Group of £68 million (2024: £103 million, 2023: £135 million).
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
The 2023, 2024 and 2025 EPSP awards are subject to three equally weighted performance conditions: three-year average Return on Invested Capital (ROIC), cumulative Adjusted Free Cash Flow (AFCF), and relative Total Shareholder Return (TSR). Achieving the threshold performance requirement will result in a vesting opportunity of 20% for that element. The vesting opportunity will increase on a straight-line basis to 100% of the award for maximum performance. The Compensation Committee has an overriding discretion to determine the extent to which the award will vest.
BONUS-RELATED SHARE AWARDS
The Group grants bonuses to key executives in the form of share awards under the Executive Share Award (ESA), Performance Share Awards (PSA) or Short-term Incentive Plan (STIP) plans which are all conditional stock awards made from annual bonus pools. The awards are dependent upon annual performance targets, typically based on one or more of: revenue less pass-through costs, operating profit and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.
LEADERSHIP SHARE AWARDS
WPP Leadership Share Awards are conditional stock awards made to around 1,800 of our key executives. Awards vest three years after grant, provided the participant is still employed within the Group.
VALUATION METHODOLOGY
For all of the above schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. Market price on any given day is obtained from external, publicly available sources.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
21. SHARE-BASED PAYMENTS (CONTINUED)
Movement on ordinary shares granted for significant restricted stock plans:

	Non-vested 1 January 2025 number m		Granted number m1		Forfeited number m		Vested number m		Non-vested 31 December 2025 number m
Executive Performance Share Plan (EPSP)	25		14		(8)		(3)		28
Bonus-related Share Awards	12		9		(2)		(6)		13
Leadership Share Awards	13		12		(1)		(4)		20

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	853	p	564	p	879	p	1,025	p	684	p
Bonus-related Share Awards	873	p	592	p	697	p	924	p	677	p
Leadership Share Awards	821	p	320	p	770	p	927	p	492	p

	Non-vested 1 January 2024 number m		Granted number m1		Forfeited number m		Vested number m		Non-vested 31 December 2024 number m
Executive Performance Share Plan (EPSP)	23		11		(5)		(4)		25
Bonus-related Share Awards	12		7		(1)		(6)		12
Leadership Share Awards	12		5		(1)		(3)		13

Weighted average fair value (pence per share)
Executive Performance Share Plan (EPSP)	950	p	738	p	980	p	949	p	853	p
Bonus-related Share Awards	903	p	820	p	861	p	877	p	873	p
Leadership Share Awards	848	p	872	p	844	p	1,026	p	821	p
Note
1The granted number of awards for the year ended 31 December 2025 includes 1.5 million (2024: 1.2 million) of dividend equivalent shares granted on vesting of current year awards
The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2025 was £137 million (2024: £136 million, 2023: £82 million).

22. EMPLOYEE BENEFIT OBLIGATIONS
Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2025	2024	2023
	£m	£m	£m
Defined contribution plans	190	202	198
Defined benefit plans charge to operating profit	18	13	15
Pension costs (note 5)	208	215	213
Net interest expense on pension plans (note 6)	4	4	4
	212	219	217
DEFINED BENEFIT PLANS
The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have been updated by the local actuaries to 31 December 2025.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. EMPLOYEE BENEFIT OBLIGATIONS (CONTINUED)
Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2025 amounted to £21 million (2024: £20 million, 2023: £20 million). Employer contributions and benefit payments in 2026 are expected to be approximately £16 million.
(A) ASSETS AND LIABILITIES
At 31 December, the fair value of the assets in the pension plans and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2025		2024
	£m	%	£m	%
Equities	19	9%	25	10%
Bonds	149	67%	175	70%
Cash	10	4%	8	3%
Other	44	20%	43	17%
Total fair value of assets	222	100%	251	100%
Present value of liabilities	(334)		(365)
Deficit in the plans	(112)		(114)
Irrecoverable surplus	—		—
Net liability[1]	(112)		(114)
Plans in surplus[2]	16		18
Plans in deficit	(128)		(132)
Notes
1The related deferred tax asset is discussed in note 14
2The net asset related to plans in surplus of £16 million for 31 December 2025 (2024: £18 million) is recorded in the consolidated balance sheet within other receivables and prepayments

All plan assets have quoted prices in active markets with the exception of other assets.

	2025	2024
Surplus/(deficit) in plans by region	£m	£m
UK	1	1
North America	(21)	(23)
Western Continental Europe	(57)	(56)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(35)	(36)
Deficit in the plans	(112)	(114)
Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. EMPLOYEE BENEFIT OBLIGATIONS (CONTINUED)
The following table shows the split of the deficit at 31 December between funded and unfunded pension plans.

	2025 Surplus/ (deficit) £m	2025 Present value of liabilities £m	2024 Surplus/ (deficit) £m	2024 Present value of liabilities £m
Funded plans by region
UK	1	(9)	1	(9)
North America	9	(147)	11	(174)
Western Continental Europe	(27)	(62)	(29)	(65)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5)	(26)	(3)	(23)
Deficit/liabilities in the funded plans	(22)	(244)	(20)	(271)

Unfunded plans by region
North America	(30)	(30)	(34)	(34)
Western Continental Europe	(30)	(30)	(27)	(27)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(30)	(30)	(33)	(33)
Deficit/liabilities in the unfunded plans	(90)	(90)	(94)	(94)

Deficit/liabilities in the plans	(112)	(334)	(114)	(365)
In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.
(B) ASSUMPTIONS
There are a number of areas in pension accounting that involve estimates made by management based on advice of qualified advisors. These include establishing the discount rates, rates of increase in salaries and pensions in payment, inflation and mortality assumptions. The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2025	2024	2023
	% pa	% pa	% pa
UK
Discount rate[1]	4.9	5.2	4.7
Rate of increase in pensions in payment	2.5	2.6	2.5
Inflation	2.9	3.2	3.1

North America
Discount rate[1]	5.1	5.4	4.9
Rate of increase in salaries[2]	n/a	n/a	n/a

Western Continental Europe
Discount rate[1]	3.9	3.3	3.4
Rate of increase in salaries	2.5	2.5	2.5
Rate of increase in pensions in payment	2.0	2.0	2.0
Inflation	2.0	2.0	2.0

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate[1]	5.9	6.4	6.5
Rate of increase in salaries	5.8	6.2	6.2
Inflation	3.0	2.9	3.4
Notes
1Discount rates are based on high-quality corporate bond yields. In countries where there is no deep market in corporate bonds, the discount rate assumption has been set with regard to the yield on long-term government bonds
2The salary assumptions are no longer applicable to the US as all plans were frozen. Active participants will not accrue additional benefits for future services under these plans
For the Group’s pension plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. EMPLOYEE BENEFIT OBLIGATIONS (CONTINUED)
anticipated cash flows from the plans to pay pensions. The Group is invested in high-quality corporate and government bonds which share similar risk characteristics and are of equivalent currency and term to the plan liabilities. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.
Management considers the types of investment classes in which the pension plan assets are invested. The types of investment classes are determined by economic and market conditions and in consideration of specific asset-class risk. The investment strategy of the Group varies by country, albeit there was a general directive by the Group in recent years to de-risk the larger funded plans (mainly in the US and UK) and move towards a liability-driven investment strategy.
Management periodically commissions detailed asset and liability studies performed by third-party professional investment advisors and actuaries that generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories.
At 31 December 2025, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Other[1]
Current pensioners (at age 65) – male	21.9	22.1	21.6	21.3	n/a
Current pensioners (at age 65) – female	23.7	23.5	23.9	24.3	n/a
Future pensioners (current age 45) – male	23.5	23.5	23.3	23.5	n/a
Future pensioners (current age 45) – female	25.3	24.9	25.7	26.2	n/a
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
The life expectancies after age 65 at 31 December 2024 were 21.8 years and 23.6 years for male and female current pensioners (at age 65) respectively, and 23.5 years and 25.2 years for male and female future pensioners (current age 45), respectively.
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

	All plans	North America	UK	Western Continental Europe	Other[1]
Weighted average duration of the defined benefit obligation (years)	7.3	6.5	5.4	9.7	5.7
Expected benefit payments over the next ten years (£m)
within 12 months	29	17	1	6	5
in 2027	28	17	1	6	4
in 2028	27	15	1	7	5
in 2029	29	17	1	7	5
in 2030	29	16	—	7	6
in the next five years	130	68	2	32	28
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. EMPLOYEE BENEFIT OBLIGATIONS (CONTINUED)

	(Decrease)/increase in benefit obligation
	2025	2024
Sensitivity analysis of significant actuarial assumptions	£m	£m
Discount rate
Increase by 25 basis points:
UK	—	—
North America	(3)	(3)
Western Continental Europe	(2)	(2)
Other[1]	(1)	(1)
Decrease by 25 basis points:
UK	—	—
North America	3	3
Western Continental Europe	2	2
Other[1]	1	1
Rate of increase in salaries
Increase by 25 basis points:
Western Continental Europe	1	1
Other[1]	—	1
Decrease by 25 basis points:
Western Continental Europe	(1)	(1)
Other[1]	(1)	(1)
Rate of increase in pensions in payment
Increase by 25 basis points:
UK	—	—
Western Continental Europe	1	1
Decrease by 25 basis points:
UK	—	—
Western Continental Europe	(1)	(1)
Life expectancy
Increase in longevity by one additional year:
UK	1	1
North America	3	3
Western Continental Europe	3	3
Note
1Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

(C) PENSION EXPENSE
The following tables show the breakdown of the pension expense between amounts charged to operating profit and amounts charged to finance costs:

	2025	2024	2023
	£m	£m	£m
Service cost[1]	16	12	12
Administrative expenses	2	1	3
Charge to operating profit	18	13	15
Net interest expense on pension plans	4	4	4
Charge to profit before taxation for defined benefit plans	22	17	19
Note
1Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. EMPLOYEE BENEFIT OBLIGATIONS (CONTINUED)
The following table shows the breakdown of amounts recognised in other comprehensive income (OCI):

	2025	2024	2023
	£m	£m	£m
Return/(loss) on plan assets (excluding interest income)	4	(4)	7
Changes in demographic assumptions underlying the present value of the plan liabilities	—	—	(1)
Changes in financial assumptions underlying the present value of the plan liabilities	1	11	(14)
Experience loss arising on the plan liabilities	(6)	(4)	(1)
Change in irrecoverable surplus	—	—	—
Actuarial (loss)/gain recognised in OCI	(1)	3	(9)
(D) MOVEMENT IN PLAN LIABILITIES
The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2025	2024	2023
	£m	£m	£m
Plan liabilities at beginning of year	365	381	553
Service cost[1]	16	12	12
Interest cost	16	16	21
Actuarial loss/(gain):
Effect of changes in demographic assumptions	—	—	1
Effect of changes in financial assumptions	(1)	(11)	14
Effect of experience adjustments	6	4	1
Benefits paid	(49)	(33)	(38)
Gain due to exchange rate movements	(14)	(2)	(17)
Settlement payments[2]	(3)	(1)	(163)
Other[3]	(2)	(1)	(3)
Plan liabilities at end of year	334	365	381
Notes
1Includes current service cost, past service costs related to plan amendments and (gain)/loss on settlements and curtailments
2During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: the Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equalled the underlying liabilities upon settlement such that there was no impact on the 2023 income statement
3    Other includes acquisitions, disposals, plan participants’ contributions and reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
22. EMPLOYEE BENEFIT OBLIGATIONS (CONTINUED)
(E) MOVEMENT IN PLAN ASSETS
The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2025	2024	2023
	£m	£m	£m
Fair value of plan assets at beginning of year	251	259	431
Interest income on plan assets	12	12	16
Gain/(loss) on plan assets (excluding interest income)	4	(4)	6
Employer contributions	21	20	20
Benefits paid	(49)	(33)	(38)
(Loss)/gain due to exchange rate movements	(13)	1	(12)
Settlement payments[1]	(3)	(1)	(163)
Administrative expenses	(2)	(1)	(3)
Other[2]	1	(2)	2
Fair value of plan assets at end of year	222	251	259
Actual return on plan assets	16	8	22
Notes
1During the year ended 31 December 2023, the Group completed the winding-up of two defined benefit pension plans: the Ogilvy & Mather Group Pension and Life Assurance Plan and the JWT Pension and Life Assurance Scheme, constituting settlements under IAS 19. The settlements led to the full elimination of associated plan assets and plan liabilities of £145 million, the fair value of plan assets equalled the underlying liabilities upon settlement such that there was no impact on the 2023 income statement
2Other includes acquisitions, disposals, plan participants’ contributions and reclassifications

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
CAPITAL RISK MANAGEMENT
The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of debt and equity. The capital structure of the Group consists of debt, which includes the cash and cash equivalents disclosed in note 18, borrowings in note 19 and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity.

	2025	2024
	£m	£m
Cash and cash equivalents (note 18)	2,694	2,638
Current borrowings (note 19)	(822)	(584)
Non-current borrowings (note 19)	(4,114)	(3,744)
Cash and cash equivalents less borrowings	(2,242)	(1,690)
Equity	2,772	3,734
Capital	530	2,044
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
LIQUIDITY RISK
Liquidity risk is the risk that the Group cannot meet its financial obligations to repay financial liabilities when they fall due. The Group maintains substantial cash and cash equivalents which at 31 December 2025 amounted to £2.7 billion (2024: £2.6 billion) and a five-year Revolving Credit Facility of $2.5 billion (2024: $2.5 billion) which matures in February 2031 following the final one-year extension option that was executed in February 2026. The Revolving Credit Facility has no financial covenants and remained undrawn at 31 December 2025 (2024: undrawn).
The Group’s liquidity risk is concentrated towards bond principal repayments between 2026 and 2046 (2024: 2025 and 2046).
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
The following table is an analysis of future anticipated cash flows, in the form of interest and principal repayments, in relation to the Group’s financial liabilities and derivatives, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	Bank overdrafts	Bonds[1]	Lease liabilities	Total borrowings and leases	Trade payables and other financial liabilities[2]	Total non-derivative financial instruments	Derivative financial instruments receivable	Derivative financial instruments payable	Total derivative financial instruments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2025
Within one year	(168)	(790)	(325)	(1,283)	(11,432)	(12,715)	2,032	(2,040)	(8)	(12,723)
Between one and two years	—	(791)	(294)	(1,085)	(91)	(1,176)	66	(77)	(11)	(1,187)
Between two and three years	—	(601)	(265)	(866)	(71)	(937)	544	(506)	38	(899)
Between three and four years	—	(408)	(241)	(649)	(13)	(662)	650	(633)	17	(645)
Between four and five years	—	(614)	(202)	(816)	(5)	(821)	17	(24)	(7)	(828)
Over five years	—	(2,611)	(1,124)	(3,735)	—	(3,735)	489	(503)	(14)	(3,749)
	(168)	(5,815)	(2,451)	(8,434)	(11,612)	(20,046)	3,798	(3,783)	15	(20,031)
Effect of discounting/financing rates	—	1,047	555	1,602	18	1,620	—	—	60	1,680
Total	(168)	(4,768)	(1,896)	(6,832)	(11,594)	(18,426)	—	—	75	(18,351)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

	Bank overdrafts	Bonds[1]	Lease liabilities	Total borrowings and leases	Trade payables and other financial liabilities[2]	Total non-derivative financial instruments	Derivative financial instruments receivable	Derivative financial instruments payable	Total derivative financial instruments	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2024
Within one year	(171)	(536)	(353)	(1,060)	(12,140)	(13,200)	1,244	(1,296)	(52)	(13,252)
Between one and two years	—	(736)	(307)	(1,043)	(76)	(1,119)	99	(119)	(20)	(1,139)
Between two and three years	—	(723)	(281)	(1,004)	(45)	(1,049)	62	(80)	(18)	(1,067)
Between three and four years	—	(542)	(256)	(798)	(25)	(823)	516	(542)	(26)	(849)
Between four and five years	—	(359)	(235)	(594)	(13)	(607)	632	(656)	(24)	(631)
Over five years	—	(2,265)	(1,260)	(3,525)	(9)	(3,534)	479	(525)	(46)	(3,580)
	(171)	(5,161)	(2,692)	(8,024)	(12,308)	(20,332)	3,032	(3,218)	(186)	(20,518)
Effect of discounting/financing rates	—	1,004	672	1,676	26	1,702	—	—	134	1,836
Total	(171)	(4,157)	(2,020)	(6,348)	(12,282)	(18,630)	—	—	(52)	(18,682)
Notes
1Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which the noteholder shall have the option to require the issuer to redeem or repay the notes within 45 days of the notice period
2Other financial liabilities principally include deferred income and customer advances, contingent consideration liabilities, deferred consideration liabilities, liabilities in respect of put option agreements with vendors within trade and other payables as disclosed in notes 16 and 17. The prior year table has been revised to include deferred consideration liabilities

FOREIGN CURRENCY RISK
The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does partially hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps, forward foreign exchange contracts and non-deliverable forward foreign exchange contracts.
The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pound sterling and euros. The Group’s borrowings (including cross currency swaps) at 31 December 2025 were primarily made up of $1,285 million, £1,057 million and €3,101 million (2024: $1,285 million, £1,501 million and €2,101 million). The Group’s average gross debt during the course of 2025 was $1,285 million, £1,152 million and €2,164 million (2024: $1,683 million, £1,900 million and €2,100 million).
The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures arising from its operations. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.
INTEREST RATE RISK
The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure using underlying debt, interest rate swaps and other banking or finance arrangements to achieve a balanced mix of fixed and floating rate debt. The Group’s interest rate profile and risk is reviewed regularly by the Group's Treasury Committee.
The interest rate profile of the Group's interest bearing borrowings by currency including the effect of interest rate swaps and cross-currency interest rate swaps is set out below:

2025	£m	Fixed/ float rate[1]	Maturity (months)[1]
Currency
$ – fixed	955	5.24	79
£ – fixed[2]	1,057	3.62	110
£ – float[2]	428	SONIA	91
€ – fixed	2,705	2.60	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

2024	£m	Fixed/ float rate[1]	Maturity (months)[1]
Currency
$ – fixed	1,026	5.24	91
£ – fixed[2]	1,501	3.53	83
£ – float[2]	428	SONIA	103
€ – fixed	1,736	2.12	36
Note
1Weighted average
2Includes £428m held at a fixed rate until March 2026 (2024: March 2025) and floating rate from March 2026 to September 2033 (2024: March 2025 to September 2033)
SENSITIVITY ANALYSIS
The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.
CURRENCY RISK
A 10% strengthening of sterling against the Group’s major currencies would result in the following estimated impacts on the income statement and equity, which would arise on the retranslation of foreign currency-denominated monetary items. A 10% weakening of sterling would have an equal and opposite effect.

	Impact on income statement (Loss)/gain		Impact on equity Gain/(loss)
	2025	2024[1]	2025	2024
	£m	£m	£m	£m
US dollar	—	(3)	87	93
Note
1The prior year comparative has been revised
INTEREST RATE RISK
A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2025 would increase profit before tax by approximately £22 million (2024 revised: increase of £21 million). A one percentage point decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings. Note that in practice, the Group has a cyclical cash profile throughout the year.
CREDIT RISK
The Group’s principal financial assets are cash and cash equivalents, trade and other receivables and other investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets.
The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of expected credit losses, estimated by the Group’s management based on expected losses, prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5.2% of total trade receivables at 31 December 2025 (2024: 6.5%).
The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are high-rated (AAA) funds, banks with high credit ratings assigned by international credit-rating agencies or banks that have been financed by their government.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
An analysis of the Group's financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2025
Current and non-current assets
Trade receivables and other financial assets	—	—	504	9,183	9,687
Derivative assets	77	3	—	—	80
Other investments	—	289	45	—	334
Cash and cash equivalents	—	468	—	2,226	2,694

Current and non-current liabilities
Trade payables and other financial liabilities	—	—	—	(10,359)	(10,359)
Deferred income and customer advances	—	—	—	(955)	(955)
Borrowings	—	—	—	(4,936)	(4,936)
Derivative liabilities	(3)	(2)	—	—	(5)
Lease liabilities	—	—	—	(1,896)	(1,896)
Deferred consideration liabilities	—	—	—	(132)	(132)
Contingent consideration liabilities	—	(66)	—	—	(66)
Liabilities in respect of put options	—	—	—	(82)	(82)
	74	692	549	(6,951)	(5,636)

	Derivatives in designated hedge relationships £m	Held at fair value through profit or loss £m	Held at fair value through other comprehensive income £m	Amortised cost £m	Carrying value £m
2024
Current and non-current assets
Trade receivables and other financial assets[1]	—	—	359	9,838	10,197
Derivative assets	4	1	—	—	5
Other investments	—	306	92	—	398
Cash and cash equivalents	—	655	—	1,983	2,638

Current and non-current liabilities
Trade payables and other financial liabilities	—	—	—	(10,912)	(10,912)
Deferred income and customer advances	—	—	—	(1,160)	(1,160)
Borrowings	—	—	—	(4,328)	(4,328)
Derivative liabilities	(55)	(2)	—	—	(57)
Lease liabilities[2]	—	—	—	(2,020)	(2,020)
Deferred consideration liabilities[2]	—	—	—	(10)	(10)
Contingent consideration liabilities	—	(133)	—	—	(133)
Liabilities in respect of put options	—	—	—	(67)	(67)
	(51)	827	451	(6,676)	(5,449)

Note
1The prior year table has been revised to include trade receivables measured at fair value through other comprehensive income that are held to collect or sell, which were previously presented within amortised cost
2The prior year table has been revised to include deferred consideration liabilities and lease liabilities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable or not based on observable inputs:
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
Transfers between levels of the fair value hierarchy are recognised at the end of the reporting period in which the change in circumstances or inputs occurred. This policy is applied consistently to transfers into and out of each level.

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2025
Derivatives in designated hedge relationships
Derivative assets	—	77	—	77
Derivative liabilities	—	(3)	—	(3)
Held at fair value through profit or loss
Money market funds	468	—	—	468
Other investments	96	—	193	289
Derivative assets	—	3	—	3
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	(27)	(39)	(66)
Held at fair value through other comprehensive income
Trade receivables	—	504	—	504
Other investments	3	—	42	45

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
2024
Derivatives in designated hedge relationships
Derivative assets	—	4	—	4
Derivative liabilities	—	(55)	—	(55)
Held at fair value through profit or loss
Money market funds	655	—	—	655
Other investments	73	—	233	306
Derivative assets	—	1	—	1
Derivative liabilities	—	(2)	—	(2)
Contingent consideration liabilities	—	—	(133)	(133)
Held at fair value through other comprehensive income
Trade receivables[1]	—	359	—	359
Other investments	3	—	89	92
Note
1The prior year table has been revised to include the trade receivables measured at fair value through other comprehensive income

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Reconciliation of level 3 fair value measurements:

	Contingent consideration liabilities	Other investments
	£m	£m
1 January 2024	(199)	325
Gains/(losses) recognised in the income statement	1	(29)
Exchange adjustments	1	2
Additions	(33)	24
Settlements	97	—
31 December 2024	(133)	322
Gains/(losses) recognised in the income statement	1	(21)
Losses recognised in other comprehensive income	—	(54)
Exchange adjustments	1	(15)
Transfers	27	(6)
Additions	—	9
Settlements	65	—
31 December 2025	(39)	235
The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources.
CONTINGENT CONSIDERATION LIABILITIES
The fair value of contingent consideration liabilities included in level 3 are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.
As of 31 December 2025, the potential undiscounted amount of future payments that could be required under the contingent consideration agreements for acquisitions completed in the current year were nil, as no acquisitions containing contingent consideration were entered into during 2025 (2024: nil to £51 million). For all contingent consideration agreements, the potential undiscounted future payments ranged from nil to £414 million (2024: nil to £594 million). The decrease in maximum potential undiscounted amount reflects arrangements that have been completed and paid, or amended. For certain arrangements, the maximum payment under the contingent consideration agreement is not capped.
At 31 December 2025, the weighted average growth rate in estimating future financial performance of contingent consideration liabilities was 10.9% (2024: 21.5%). The weighted average of the risk-adjusted discount rate applied to these obligations at 31 December 2025 was 3.2% (2024: 4.9%). A change to either of these inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.
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

	31 December 2025			31 December 2024
	Gross amounts presented in balance sheet £m	Right of set off with derivative counterparties £m	Net amount £m	Gross amounts presented in balance sheet £m	Right of set off with derivative counterparties £m	Net amount £m
Derivative financial assets	80	(5)	75	5	(5)	—
Derivative financial liabilities	(5)	5	—	(57)	5	(52)
Total	75	—	75	(52)	—	(52)
HEDGE ACCOUNTING
The Group uses foreign currency borrowings, foreign currency forwards and swaps, interest rate swaps and cross-currency interest rate swaps for the purpose of hedging its foreign currency and interest rate risks. The Group may designate certain financial instruments as fair value hedges, cash flow hedges or net investment hedges in accordance with IFRS 9.
Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Sources of hedge ineffectiveness will depend on the hedge relationship designation but may include:
•a significant change in the credit risk of either party to the hedging relationship;
•a timing mismatch between the hedging instrument and the hedged item;
•movements in foreign currency basis spread for derivatives in a fair value hedge;
•impairment to the Group’s net investment in US dollars.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine     their relative weighting; for all of the Group’s existing hedge relationships the hedge ratio has been determined as 1:1. Designated hedges are expected to be effective and therefore the impact of ineffectiveness on profit and loss not expected to be material.

2025 SUMMARY
In March 2025, the Group repaid a €500 million bond and settled the associated cross-currency swaps designated as cash flow hedges with receipts of €500 million and payments of £444 million. As the hedged item had matured, the related cash flow hedge relationships were discontinued.

Also in March 2025, £428 million of interest rate swaps reached their contractual maturity, resulting in the discontinuation of the associated cash flow hedges. The Group entered into £428 million of new interest rate swaps maturing in March 2026. These instruments are designated as cash flow hedges.

There were no new fair value and net investment hedges designated during the year.

At 31 December 2025, the Group had the following financial instruments designated as net investment hedges in respect of the foreign currency translation risk arising on consolidation of the Group’s net investment in its USD foreign operations:
▪$595 million leg of its cross currency swaps due May 2028;
▪$377 million leg of its cross currency swaps due September 2029;
▪$93 million bond due September 2042; and
▪$220 million bond due November 2043.

At 31 December 2025, the Group had the following financial derivative instruments in designated fair value hedging relationships:
▪€500 million leg of its cross currency interest rate swaps due September 2033.

At 31 December 2025, the Group had the following financial derivative instruments in designated cash flow hedging relationships:
▪£428 million interest rate swaps due March 2026;
▪€550 million leg of its cross currency swaps due May 2028;
▪€350 million leg of its cross currency swaps due September 2029; and
▪£43 million of non-deliverable forward foreign exchange contracts due between 2026 and 2028.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
The following table represents the Group's continued designated hedge relationships under IFRS 9.

	Cash flow hedges of foreign currency risk[1]		Cash flow hedges of interest rate risk[2]		Fair value hedges of foreign currency and interest rate risk		Net investment hedges of foreign currency risk
	2025	2024	2025	2024	2025	2024	2025	2024
Carrying amount of derivative hedging instruments[3]	£2m	£(56)m	£(1)m	—	£3m	£(15)m	£70m	£20m
Carrying amount of non-derivative hedging instruments (bonds)	—	—	—	—	—	—	£(228)m	£(244)m
Notional amount of hedged items	€900m	€1,400m	£428m	£428m	€500m	€500m	—	—
Notional amount of hedging instruments	€900m	€1,400m	£428m	£428m	€500m	€500m	US$1,285m	US$1,285m
Notional amount of hedged net assets	—	—	—	—	—	—	US$1,285m	US$1,285m
Change in fair value of hedged items (loss)/gain	£(1)m	£2m	—	—	£(12)m	£4m	£(68)m	£3m
Change in fair value of hedging instrument gain/(loss)	£3m	£(5)m	—	—	£13m	£(7)m	£68m	£(3)m
Hedge ineffectiveness gain/(loss)	£3m	£(3)m	—	—	£1m	£(3)m	—	—
Fair value gain/(loss) arising on hedging instruments deferred to OCI	£25m	£(35)m	—	—	—	—	£68m	£(3)m
Fair value amounts reclassified to profit and loss	£(58)m	£58m	—	—	—	—	—	—
Maturity date	2026-29	2025-29	2026	2025	2033	2033	2028-43	2028-43
Weighted average interest rate	5.48%	4.45%	4.21%	4.96%	SONIA	SONIA	5.24%	5.24%
Weighted average foreign exchange rate[4]	1.14	1.14	—	—	1.17	1.17	1.25	1.24
Notes
1Relates to fix Euro to GBP cross currency swaps designated as cash flow hedges
2Relates to float to fix GBP interest rate swaps
3This amount is presented in trade and other receivables, and trade and other payables. The use of derivatives may entail a derivative transaction qualifying for more than one hedge type designation under IFRS 9. Therefore, the carrying amounts are grossed up by hedge type, whereas they are presented at an instrument level in the balance sheet
4Weighted average foreign exchange rate is GBP against the currency in which the hedged item is presented

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
24. AUTHORISED AND ISSUED SHARE CAPITAL

	Equity ordinary shares[1]	Nominal value £m
Authorised
At 1 January 2023	1,750,000,000	175
At 31 December 2023	1,750,000,000	175
At 31 December 2024	1,750,000,000	175
At 31 December 2025	1,750,000,000	175

Issued and fully paid
At 1 January 2023	1,141,427,296	114
Exercise of share options	85,900	—
At 31 December 2023	1,141,513,196	114

Exercise of share options	248,625	—
Share cancellations	(50,367,570)	(5)
At 31 December 2024	1,091,394,251	109

Exercise of share options	—	—
Share cancellations	—	—
At 31 December 2025	1,091,394,251	109
Note
1Ordinary shares have a par value of £0.10
COMPANY’S OWN SHARES
The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (ESOP) trusts of shares in the Company for the purpose of funding certain of the Group’s share-based incentive plans.
The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2025 was 277,825 (2024: 39,769, 2023: 490,646), and £0.9 million (2024: £0.3 million, 2023: £4 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2025 was 12,591,893 (2024: 12,591,893, 2023: 66,675,497) and £42 million (2024: £104 million, 2023: £502 million) respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
25. OTHER RESERVES
Other reserves comprise the following:

	Capital redemption reserve £m	Equity reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m
Balance at 1 January 2023	22	(263)	—	526	285
Foreign exchange differences on translation of foreign operations	—	—	—	(404)	(404)
Gain on net investment hedges	—	—	—	108	108
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(43)	—	(43)
Amounts reclassified to profit or loss	—	—	44	—	44
Share of other comprehensive income of associate undertakings	—	—	—	(1)	(1)
Net movement of liabilities in respect of put options	—	198	—	—	198
Balance at 31 December 2023	22	(65)	1	229	187
Foreign exchange differences on translation of foreign operations	—	—	—	(70)	(70)
Loss on net investment hedges	—	—	—	(3)	(3)
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(35)	—	(35)
Amounts reclassified to profit or loss	—	—	58	—	58
Loss on cost of hedging	—	—	(8)	—	(8)
Share cancellations	5	—	—	—	5
Net movement in own shares held by ESOP trusts	—	—	—	(8)	(8)
Net movement of liabilities in respect of put options	—	25	—	—	25
Balance at 31 December 2024	27	(40)	16	148	151
Foreign exchange differences on translation of foreign operations	—	—	—	(201)	(201)
Gain on net investment hedges	—	—	—	68	68
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	25	—	25
Amounts reclassified to profit or loss	—	—	(58)	—	(58)
Gain on cost of hedging	—	—	5	—	5
Net movement of liabilities in respect of put options	—	(2)	—	—	(2)
Balance at 31 December 2025	27	(42)	(12)	15	(12)
The capital redemption reserve relates entirely to share cancellations.
The equity reserve primarily relates to the net movement of liabilities in respect of put option agreements entered into by the Group as part of a business combination that allows non-controlling shareholders to sell their shares to the Group in the future. During 2023, the Company sold a portion of its ownership of FGS to KKR. As part of this transaction the previous put option granted to management shareholders was derecognised.
The hedging reserve comprises the effective portion of the cumulative net change in fair value of cash flow hedges less amounts reclassified to profit or loss.
The translation reserve contains the accumulated gains/(losses) on currency translation of foreign operations arising on consolidation.
The translation reserve comprises:

	2025 £m	2024 £m	2023 £m
Balance relating to continuing net investment hedges	(18)	(86)	(53)
Balance relating to discontinued net investment hedges	(38)	(38)	(68)
Balance relating to foreign exchange differences on translation of foreign operations	71	272	350
	15	148	229

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26. ORDINARY DIVIDENDS
Amounts recognised as distributions to equity holders in the year:

	2025		2024		2023		2025	2024	2023
Per share	Pence per share						£m	£m	£m
Final dividend in respect of the prior year	24.4	p	24.4	p	24.4	p	262	263	262
Interim dividend in respect of the current year	7.5	p	15.0	p	15.0	p	81	162	161
	31.9	p	39.4	p	39.4	p	343	425	423
Proposed final dividend for the year ended 31 December 2025:

	2025		2024		2023
Per share	Pence per share
Final dividend	7.5	p	24.4	p	24.4	p
The payment of dividends will not have any tax consequences for the Group.
Final dividends are paid in the subsequent year to which they relate.

27. ACQUISITIONS
Acquisition of InfoSum

On 4 April 2025, the Group acquired 100% of the ordinary share capital of Cognitive Logic Inc. (“InfoSum”), a data collaboration platform.

Total cash consideration of £108 million was paid on completion date. Total net assets acquired were £17 million, including £32 million of proprietary technology intangible assets. The goodwill recognised on the acquisition was £91 million. The goodwill is attributable to anticipated synergies and will not be deductible for tax purposes.

Acquisition of non-controlling interests of MAP and Resolve

On 19 September 2025, the Group entered into agreements to purchase the remaining 49% shareholding of two subsidiaries, VML MAP A/S ("MAP") and Resolve Aps ("Resolve"), for total consideration of £134 million, payable in three equal instalments in January 2026, 2027 and 2028.

The present value of the consideration has been recognised within deferred consideration liabilities, with a corresponding adjustment to equity, including the derecognition of previous non-controlling interests.

28. RELATED PARTY TRANSACTIONS
The Group enters into transactions with its associate undertakings. In the year ended 31 December 2025, revenue of £137 million (2024: £132 million) was recognised in relation to Compas, an associate in the US.
The following amounts were outstanding at 31 December 2025 and 31 December 2024:

	2025	2024
	£m	£m
Amounts owed by related parties	105	68
Amounts owed to related parties	(126)	(104)

There are no material provisions for doubtful debts relating to these balances, and no material expense has been recognised in the income statement in relation to bad or doubtful debts in 2025 or 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
29. RECONCILIATION OF PROFIT BEFORE TAXATION TO HEADLINE OPERATING PROFIT
Reconciliation of profit before taxation to headline operating profit:

	2025	2024	2023
	£m	£m	£m
Profit before taxation	131	1,031	346
Finance and investment income	(78)	(137)	(127)
Finance costs	352	417	389
Revaluation and retranslation of financial instruments	16	50	(7)
Profit before interest and taxation	421	1,361	601
Earnings from associates	(39)	(36)	(70)
Operating profit[1]	382	1,325	531
Goodwill impairment	641	237	63
Amortisation and impairment of acquired intangible assets	61	93	728
Other impairment charges	5	26	18
Restructuring and transformation costs	68	251	196
Property-related restructuring costs	127	26	232
Gains on disposal of investments and subsidiaries	(6)	(322)	(7)
Gain on disposal of property	—	(7)	—
Other transaction costs	—	10	—
Legal provision charges/(gains)	43	68	(11)
Headline operating profit[1]	1,321	1,707	1,750
Note
1Operating profit margin is calculated as operating profit as a percentage of revenue. Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs
Headline operating profit is one of the metrics that management uses to assess the performance of the business. Reconciling items in the above table are components of operating profit, which are included in Note 3: Costs of services and general and administrative costs.

30. EVENTS AFTER THE REPORTING PERIOD
On 6 January 2026, WPP acquired 100% of the issued shares of Barrows North America Inc. (“Barrows”) from an associate of the Group, Retail Capital Holdings Ltd ("RCH"), for net consideration of £57 million. The Group continues to hold a 35% investment in RCH, and in January 2026, WPP received a special dividend of £19 million from RCH following the Barrows transaction.